Form 20-F
period 2000-12-31
CHINA MOBILE HONG KONG LTD /ADR/
filed 2001-06-26
CIK 1117795

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                                   FORM 20-F
    [  ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

    [  ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________
                             ---------------------

                         COMMISSION FILE NUMBER 1-14696
                             ---------------------
                        CHINA MOBILE (HONG KONG) LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

                                      N/A
                (Translation of Registrant's Name into English)

                                HONG KONG, CHINA
                (Jurisdiction of Incorporation or Organization)
                             ---------------------
                             60TH FLOOR, THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA

                    (Address of Principal Executive Offices)
                             ---------------------
     Securities registered pursuant to Section 12(b) of the Act:

              TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
              -------------------                   -----------------------------------------
Ordinary shares, par value HK$0.10 per share     New York Stock Exchange, Inc.*

* Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares representing the ordinary shares.

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                      NONE
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2000, 18,605,312,241 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                        CHINA MOBILE (HONG KONG) LIMITED

                                                                          PAGE
                                                                          ----

  Forward-Looking Statements............................................    1

  Special Note on our Financial Information and Certain Statistics
    Presented in this Annual Report.....................................    2


                                     PART I

  Item 1.   Identity of Directors, Senior Management and Advisers.......    3

  Item 2.   Offer Statistics and Expected Timetable.....................    3

  Item 3.   Key Information.............................................    3

  Item 4.   Information on the Company..................................   11

  Item 5.   Operating and Financial Review and Prospects................   32

  Item 6.   Directors, Senior Management and Employees..................   45

  Item 7.   Major Shareholders and Related Party Transactions...........   49

  Item 8.   Financial Information.......................................   55

  Item 9.   The Offer and Listing.......................................   55

  Item 10.  Additional Information......................................   56

  Item 11.  Quantitative and Qualitative Disclosures about Market          65
            Risk........................................................

  Item 12.  Description of Securities Other than Equity Securities......   66


                                    PART II

  Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   66

  Item 14.  Material Modifications to the Right of Security Holders and    66
            Use of Proceeds.............................................

  Item 15.  [Reserved]..................................................   67

  Item 16.  [Reserved]..................................................   67


                                    PART III

  Item 17.  Financial Statements........................................   67

  Item 18.  Financial Statements........................................   67

  Item 19.  Exhibits....................................................   67

                           FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

      --  our business strategy;

      --  network expansion plans and related capital expenditure plans;

      -- the planned development of new mobile technologies and other technologies and related applications;

      --  the expected impact of tariff changes on our results of operations;

      --  the expected impact of new services on our results of operations;

      -- future developments in the telecommunications industry in Mainland China, including the restructuring of the industry, changes in government policies; and

      -- other statements relating to our future business development and financial performance.

     The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

      -- any further restructuring of the telecommunications industry in Mainland China;

      -- any changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of any requisite government approvals, licences and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

      -- the effects of competition on the demand for and price of our mobile communications services;

      -- any changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile communications networks; and

      -- changes in political, economic, legal and social conditions in Mainland China, including the Chinese government's specific policies with respect to new entrants in the telecommunications industry, foreign investment and the entry of foreign companies into China's telecommunications market, economic growth, inflation, foreign exchange, and the availability of credit.

     In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

      --  our ability to obtain adequate financing on acceptable terms;

      -- the adequacy of currently available spectrum or the availability of additional spectrum;

      -- the availability of transmission lines and equipment, the availability of the requisite number of sites for locating network equipment on reasonable commercial terms;

      --  our ability to develop or obtain new technology and applications; and

      --  the availability of qualified management and technical personnel.

        SPECIAL NOTE ON OUR FINANCIAL INFORMATION AND CERTAIN STATISTICS
                        PRESENTED IN THIS ANNUAL REPORT

     As required under Hong Kong GAAP, we have adopted the acquisition method to account for our acquisitions of various regional mobile communications companies, as described in "Item 4. Information on the Company -- History and Development of the Company." Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies, only from the respective dates of acquisition.

     For U.S. GAAP purposes, as a result of our being under common control with each of these companies prior to the acquisitions, each of the acquisitions was considered a "combination of entities under common control". Under U.S. GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. See "Item 5. Operating and Financial Review and Prospects".

     The statistics set forth in this annual report relating to Mainland China are taken or derived from various government publications that we have not prepared or independently verified. These statistics may not be consistent with other statistics compiled within or outside Mainland China.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

     The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2000. The selected historical income statement data for the years ended December 31, 1998, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999 and 2000 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes included elsewhere in this annual report. The selected historical Hong Kong GAAP income statement data for the years ended December 31, 1996 and 1997 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited financial statements that are not included herein.

     Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we have adopted the acquisition method to account for our acquisitions of the various regional mobile communications companies, as described in "Item 4. Information on the Company -- History and Development of the Company." Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies, only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis. For a discussion of significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on net profit for the years ended December 31, 1998, 1999 and 2000, and shareholders' equity as of December 31, 1999 and 2000, see Note 29 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods have been included in Note 29 to the consolidated financial statements.

                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                               1996         1997         1998         1999         2000         2000
                            ----------   ----------   ----------   ----------   ----------   ----------
                               RMB          RMB          RMB          RMB          RMB          US$
                             (IN MILLIONS, EXCEPT SHARE NUMBERS AND PER SHARE AND PER ADS INFORMATION)
INCOME STATEMENT DATA:
HONG KONG GAAP
Operating revenue.........      10,367       15,488       26,345       38,623       64,984        7,850
Operating expenses........       5,405       10,074       18,410       24,983       38,158        4,610
Operating profit..........       4,962        5,414        7,935       13,640       26,826        3,240
Write-down and write-off
  of analog network
  equipment...............          --           --          282        8,242        1,525          184
Profit before tax and
  minority interests......       4,941        5,953        9,387        6,444       26,393        3,188
Income tax................         428          991        2,486        1,647        8,366        1,010
Net profit................       4,509        4,955        6,900        4,797       18,027        2,178

                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                               1996         1997         1998         1999         2000         2000
                            ----------   ----------   ----------   ----------   ----------   ----------
                               RMB          RMB          RMB          RMB          RMB          US$
                             (IN MILLIONS, EXCEPT SHARE NUMBERS AND PER SHARE AND PER ADS INFORMATION)
Basic and diluted net
  profit per
  share(1)(2).............        0.50         0.52         0.59         0.40         1.25         0.15
Basic and diluted net
  profit per ADS(1)(2)....        2.50         2.60         2.93         1.99         6.26         0.76
Shares utilized in basic
  calculation (in
  thousands)..............   9,010,000    9,534,365   11,780,788   12,069,108   14,394,313   14,394,313
Shares utilized in diluted
  calculation (in
  thousands)..............   9,010,000    9,534,365   11,782,521   12,072,383   14,409,503   14,409,503
U.S. GAAP(3)
Operating revenue.........      23,145       36,830       54,375       70,603       90,980       10,991
Operating expenses........      12,372       23,103       37,473       56,443       56,418        6,816
Operating profit..........      10,773       13,727       16,902       14,160       34,562        4,175
Profit before tax and
  minority interests......      10,908       14,222       18,496       14,610       35,378        4,274
Income tax................       1,148        1,797        3,912        3,617       11,097        1,340
Net profit................       9,756       12,418       14,583       10,993       24,280        2,933
Basic and diluted net
  profit per
  share(1)(2).............        0.69         0.85         0.87         0.65         1.37         0.17
Basic and diluted net
  profit per ADS(1)(2)....        3.47         4.26         4.33         3.24         6.87         0.83
Shares utilized in basic
  calculation (in
  thousands)..............  14,062,602   14,586,967   16,833,390   16,943,812   17,666,347   17,666,347
Shares utilized in diluted
  calculation (in
  thousands)..............  14,062,602   14,586,967   16,835,123   16,947,086   17,681,538   17,681,538
BALANCE SHEET DATA:
HONG KONG GAAP
Current assets
  Cash and cash
     equivalents..........       2,976       40,071       17,481       19,349       27,702        3,346
  Deposits with banks.....          --           --        1,311        8,227       12,204        1,474
  Accounts receivable.....       1,087        1,592        2,482        4,957        7,252          876
Fixed assets..............      11,536       18,634       33,986       42,699       87,465       10,566
Total assets..............      18,136       64,950       64,541       87,435      156,438       18,898
Total short-term
  debt(4).................       1,504        2,148        5,337        4,419       12,095        1,461
Total long-term debt(5)...       1,946        2,870          991        2,332       13,708        1,656
Fixed rate notes..........          --           --           --        4,952        4,953          598
Convertible notes.........          --           --           --           --        5,708          690
Total liabilities.........       5,657       10,386       18,699       30,343       72,661        8,778
Shareholders' equity......      12,471       54,550       45,827       57,092       83,760       10,118
U.S. GAAP(3)
Fixed assets..............      26,794       41,692       64,084       71,791       82,223        9,932
Total assets..............      41,637      102,103      111,588      134,603      156,538       18,910
Total long-term debt(5)...       3,752        5,750       10,382       13,332       13,708        1,656
Fixed rate notes..........          --           --           --        4,952        4,953          598
Convertible notes.........          --           --           --           --        5,708          690
Shareholders' equity......      29,815       81,798       70,127       77,073       79,660        9,623
OTHER FINANCIAL DATA:
HONG KONG GAAP
Capital expenditures(6)...       5,511        5,807       11,040       11,708       21,964        2,653

                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                               1996         1997         1998         1999         2000         2000
                            ----------   ----------   ----------   ----------   ----------   ----------
                               RMB          RMB          RMB          RMB          RMB          US$
                             (IN MILLIONS, EXCEPT SHARE NUMBERS AND PER SHARE AND PER ADS INFORMATION)
Net cash inflow from
  operating activities....       6,418        8,825       13,567       21,662       41,401        5,001
Net cash outflow from
  investing activities....      (5,264)      (5,327)     (36,357)     (36,117)     (92,880)     (11,220)
Net cash inflow from
  financing activities....         899       34,218          325       18,337       65,653        7,931
Adjusted cash flow(7).....       4,213        8,203       13,444       19,673       35,580        4,298
Adjusted EBITDA(8)........       6,436        8,180       12,869       21,603       37,500        4,530
Dividend Declared.........          --           --           --           --           --           --
U.S. GAAP(3)
Net cash flow from
  operating activities....      11,744       18,517       23,840       35,137       49,341        5,960
Dividend Declared.........          --           --           --           --           --           --

---------------

(1) The basic and diluted net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1996 and 1997 have been computed by dividing net profit under Hong Kong GAAP by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding as if 9,010,000,000 ordinary shares and 1,802,000,000 ADSs (based on a ratio of five shares to one ADS), respectively, issued in the restructuring for our initial public offering were outstanding during these periods (in addition to shares actually issued, if any).

    The basic and diluted net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1996 and 1997 have been computed by dividing net profit under U.S. GAAP by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding as if (i) 9,010,000,000 ordinary shares and 1,802,000,000 ADSs (based on a ratio of five shares to one ADS), respectively, issued in the restructuring for our initial public offering; (ii) 1,273,195,021 ordinary shares and 254,639,004 ADSs, respectively, issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile and (iii) 3,779,407,375 ordinary shares and 755,881,475 ADSs, respectively, issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were outstanding during these periods (in addition to shares actually issued during these years).

(2) The basic net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1998, 1999 and 2000, have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 1998, 1999 and 2000. The calculation of diluted net profit per share under Hong Kong GAAP for the years ended December 31, 1998, 1999 and 2000 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

    The basic net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1998, 1999 and 2000 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 1,273,195,021 ordinary shares and 254,639,004 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile and 3,779,407,375 ordinary shares and 755,881,475 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The calculation of diluted net profit per share under U.S. GAAP for the years ended December 31, 1998, 1999 and 2000 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

    All dilutive potential ordinary shares arise from the share options granted to the directors and employees under the share option scheme which, if converted to ordinary shares, would decrease profit attributable to shareholders per share.

(3) The amounts for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are presented to reflect our acquisitions of the various regional mobile communications companies under the "as if pooling-of-interest" method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.

(4) Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of obligations under capital leases.

(5) Includes long-term bank and other loans and obligations under capital leases, net of current portion.

(6) Represents payments made for capital expenditures during the year.

(7) Represents net cash inflows from operating activities less net cash outflows (inflows) from returns on investments and servicing of finance and taxation.

(8) Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depreciation, amortization, non-operating income (expense) and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flow from operating activities. The items of net profit excluded from EBITDA are significant components in understanding and assessing our financial performance, and our computation of EBITDA may not be comparable to other similarly titled measures of other companies. See "Item 5. Operating and Financial Review and Prospects" and the consolidated statements of our cash flows contained elsewhere in this annual report.

EXCHANGE RATE INFORMATION

     We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB 8.2781 = US$1.00 and HK$7.999 = US$1.00, the prevailing rates on December 31, 2000. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 = RMB
8.2770 and US$1.00 = HK$7.8000, respectively, on May 31, 2001. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

                                       NOON BUYING RATE
----------------------------------------------------------------------------------------------
                             RMB PER US$1                                        HK$ PER US$1
                            --------------                                      --------------
                             HIGH    LOW                                         HIGH    LOW
                            ------  ------                                      ------  ------
December 2000.............  8.2781  8.2768          December 2000.............  7.8003  7.7963
January 2001..............  8.2786  8.2764          January 2001..............  7.8001  7.7993
February 2001.............  8.2783  8.2763          February 2001.............  7.8000  7.7990
March 2001................  8.2784  8.2768          March 2001................  7.8003  7.7994
April 2001................  8.2776  8.2767          April 2001................  7.8000  7.7983
May 2001..................  8.2785  8.2709          May 2001..................  7.8003  7.7991

     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1996, 1997, 1998, 1999 and 2000, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                                                               AVERAGE NOON BUYING RATE
                                                              ---------------------------
                                                              RMB PER US$1   HK$ PER US$1
                                                              ------------   ------------
1996........................................................     8.3395         7.7341
1997........................................................     8.3193         7.7440
1998........................................................     8.2991         7.7465
1999........................................................     8.2785         7.7599
2000........................................................     8.2784         7.7936

RISK FACTORS

 Extensive Government Regulation May Limit Our Flexibility to Respond to Market Conditions, Competition or Changes in our Cost Structure

     The Ministry of Information Industry of China regulates, among others, the following areas of the telecommunications industry under the leadership of the State Council of China:

      --  formulating and enforcing industry policy, standards and regulations;

      --  granting telecommunications licenses;

      -- formulating interconnection and settlement standards for implementation between telecommunications networks;

      -- together with other relevant regulatory authorities, formulating tariff and service charge standards for certain telecommunications services;

      --  supervising the operations of telecommunications service providers;

      -- promoting fair and orderly market competition among telecommunications service providers through policy guidance; and

      -- allocating and administering public communications resources, such as radio frequencies, number resources, domain names and addresses of communications networks.

     Other Chinese government authorities also take part in regulating tariff policies and foreign investment in the telecommunications industry. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future adverse changes in tariff policies and rates could immediately decrease our revenues. We cannot predict when or if changes in tariff policies or rates may occur, including, for example, the possible implementation of a calling-party-pays tariff scheme.

     We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, we will be adversely affected.

  We May Be Affected by Future Regulatory Changes

     To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Chinese government is currently preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People's Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. The State Council has recently promulgated a set of new telecommunications regulations. These regulations are substantially consistent with the existing rules and guidelines for the telecommunications industry, and are primarily intended to streamline and clarify the existing rules and guidelines. They apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

  Competition from Other Mobile Communications Service Providers May Affect Our Subscriber Growth and Profitability by Causing the Rate of Our Subscriber Growth to Decline and Bringing about Decreases in Tariff Rates and Increases in Selling and Promotional Expenses

     China United Telecommunications Corporation operates (directly or through its subsidiaries) in all of the provinces, municipalities and autonomous region in which we operate. The Chinese government encourages orderly competition in the telecommunications industry in China. Towards this end, it has extended certain favorable regulatory policies to China United Telecommunications Corporation in order to help it become a more viable competitor. In particular, the Chinese government has permitted China United Telecommunications Corporation to lower its mobile phone service tariffs by up to 10% below the government guidance rates. We believe this policy has helped China United Telecommunications Corporation capture a significant number of price-sensitive and low-usage mobile phone subscribers. As a result, China United Telecommunications Corporation's market share has increased over the past few years. We could experience increased competition if the Chinese government takes other actions in the future to further enhance China United Telecommunications Corporation's competitive position.

     In addition to China United Telecommunications Corporation, the State Council and the Ministry of Information Industry may approve additional mobile communications service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services.

     In 2000, China concluded bilateral negotiations of the major terms for its entry into the World Trade Organization with a number of countries, including the United States, and the European Union. As a result, we expect the Chinese government to gradually reduce current restrictions on foreign ownership in the telecommunications industry. This could lead to the eventual opening of the Chinese telecommunications market to foreign investors and operators, and could result in or accelerate the issuance of new mobile communications service licenses.

     Increased competition from China United Telecommunications Corporation and any introduction of new competitors through the issuance of additional mobile communications service licenses could adversely affect our financial results by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates, and increases in selling and promotional expenses. This could have a material adverse effect on our results of operations.

 We Are Controlled by China Mobile Communications Corporation, Which May Not Always Act in Your Best Interest

     As of May 31, 2001 China Mobile Communications Corporation indirectly owned an aggregate of approximately 75.6% of our shares. Accordingly, China Mobile Communications Corporation is, and will be, able to:

      -- nominate our entire board of directors and, in turn, indirectly influence the selection of our senior management;

      --  determine the timing and amount of our dividend payments; and

      -- otherwise control or influence actions that require the approval of our shareholders.

     The interests of China Mobile Communications Corporation as our ultimate controlling person could conflict with the interests of our minority shareholders.

     In addition, China Mobile Communications Corporation also provides our operating subsidiaries with services that are necessary for our business activities, including:

      -- interconnection arrangements with its other subsidiaries' mobile communications networks and roaming arrangements;

      -- the coordination of the provision of inter-provincial transmission leased lines from China Telecommunications Corporation to us; and

      -- settlement and bill processing for domestic inter-provincial and international roaming services.

     The interests of China Mobile Communications Corporation as the provider of these services to our operating subsidiaries may conflict with our interests.

  The Limited Spectrum Allocated to Us May Constrain Our Future Network Capacity Growth

     A mobile communications network's capacity is to a certain extent limited by the amount of frequency spectrum available for it to use. Since the Ministry of Information Industry allocates frequency spectrum to mobile communications operators in Mainland China, the capacity of our mobile communications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to us. The Ministry of Information Industry has allocated 24 MHz in the 900 MHz frequency band and 10 MHz in the 1800 MHz frequency band to each of our 13 regional operating subsidiaries. In preparation for the planned termination of all existing analog services, we have obtained approval from the Ministry of Information Industry and other relevant regulatory authorities to substitute 5 MHz of analog frequency spectrum in the 900 MHz frequency band with 5 MHz of digital frequency spectrum in the 1800 MHz frequency band upon the termination of our analog services.

     We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term, but we may need additional spectrum to accommodate future subscriber growth or to develop mobile communications services using third generation wireless communications technologies. However, the Ministry of Information Industry may determine not to allocate additional spectrum to us as, or when, we request it. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business, financial condition and results of operations.

  Changes to Our Interconnection and Leased Line Arrangements May Increase Our Operating Expenses and Adversely Affect Our Profitability

     Our mobile communications services depend, in large part, upon our interconnection arrangements. Currently, interconnection is necessary in the case of all local calls between our subscribers and subscribers of fixed line or other mobile communications networks. Interconnection and leased line arrangements are also necessary for domestic long distance calls and international calls. We have entered into interconnection and transmission line leasing agreements with the relevant fixed line operators and with China Mobile Communications Corporation and its other subsidiaries.

     The terms of our interconnection arrangements and leased line arrangements have a material effect on our operating revenue and expenses. A material increase in the interconnection or leased line expenses we pay could have a material adverse effect on our results of operations. In addition, we will be materially and adversely affected if we cannot enter into future interconnection and leased line agreements on commercially acceptable terms.

  We May Be Unable to Obtain Sufficient Financing to Fund Our Substantial Capital Requirements, Which Could Limit Our Growth Potential

     We estimate that we will require approximately RMB 134.9 billion (US$16.3 billion) for capital expenditures from 2001 through the end of 2003 for a range of projects.

     We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. If we have underestimated our capital requirements or overestimated our future cash flows, additional financing may be required. In addition, a significant feature of our business strategy is to continue exploring opportunities for strategic investments in the telecommunications industry in Mainland China, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity could also be significant. In particular, in order for us to effectively respond to technological changes, including the introduction of third-generation wireless communications technologies, we may be required to make substantial capital expenditures in the near future.

     Financing may not be available to us on acceptable terms. In addition, our future issuance of equity securities, if any, including securities convertible or exchangeable into or that represent the right to receive equity securities, to foreign investors will require approval from the China Securities Regulatory Commission, the State Council, and other relevant government authorities. If adequate capital is not available, our business prospects could be adversely affected.

  Changes in Technology May Render Our Current Technologies Obsolete and Thus Affect Our Business and Market Position

     The telecommunications industry is subject to rapid and significant changes in technology. Accordingly, although we strive to keep our technology up to international standards, the mobile communications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, such as the third-generation wireless communications technologies. In addition, the new technologies we implement, such as wireless data applications, may not generate an acceptable rate of return.

  Failure to Capitalize on New Business Opportunities May Have an Adverse Effect on Our Growth Potential

     We intend to pursue a number of new growth opportunities in the broader telecommunications industry, including wireless data. These opportunities involve new services for which there are no proven markets in Mainland China. In addition, the ability to deploy and deliver these services depends, in many instances, on new and unproven technology. Our newly adopted wireless communications technology may not perform as expected, we may not be able to successfully develop or obtain new technology to effectively and economically deliver these services or we may not be able to compete successfully in the delivery of telecommunications services based on new technology.

  Actual or Perceived Health Risks Could Lead to Decreased Mobile Communications Usage and Difficulties in Increasing Network Coverage

     According to certain published reports, the electromagnetic signals from mobile phone handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment. Although the findings in such reports are disputed, actual or perceived risks associated with the use of mobile communications devices or transmission masts could have an impact on mobile communications operators, including us. For example, we could encounter difficulties in obtaining sites for additional base transceiver stations required to expand our network coverage and experience reductions in our growth rate, subscriber base or average usage per subscriber.

  Adverse Changes in the Economic Policies of the Chinese Government Could Have a Material Adverse Effect on the Overall Economic Growth of Mainland China, Which Could Reduce the Demand for Our Services and Adversely Affect Our Competitive Position

     Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on the economic development in Mainland China and that we will continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, if any, could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. Such developments could adversely affect our business, such as reducing the demand for our services and adversely affecting our competitive position.

  We May Not Freely Convert Renminbi into Foreign Currency, Which Could Limit the Ability of Our Subsidiaries in Mainland China to Obtain Sufficient Foreign Exchange to Satisfy Their Foreign Exchange Requirements or Pay Dividends to Us

     Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our capital expenditures and indebtedness are denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment, unless the prior approval of the State Administration for Foreign Exchange is obtained.

     Our operating subsidiaries are foreign investment enterprises. Currently, they may purchase foreign exchange without the approval of the State Administration for Foreign Exchange for settlement of "current account transactions", including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the Statement Administration for Foreign Exchange) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign exchange to satisfy their foreign exchange requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign exchange payment requirements. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from the State Administration for Foreign Exchange. This could affect our subsidiaries' ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

  Fluctuations in Exchange Rates Could Adversely Affect Our Financial Results

     Substantially all of our operating revenue is denominated in Renminbi, while a portion of our capital expenditures and some of our financing expenses are denominated in U.S. dollars. Because we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

  The Chinese Legal System Embodies Uncertainties Which Could Limit the Legal Protections Available to You

     The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. Our existing subsidiaries are "wholly foreign-owned enterprises" which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, some of these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to you.

ITEM 4.  INFORMATION ON THE COMPANY.

     We provide a full range of mobile communications services in 13 provinces, municipalities and autonomous region in China, with a geographically contiguous market covering all of the coastal region of Mainland China, the country's most prosperous and economically developed region. Based on public available information, we are the leading provider of mobile communications services in each of these regions and the second largest provider of mobile communications services in the world as measured by total number of subscribers as of December 31, 2000. Based on information compiled by the Ministry of Information Industry, our subscribers represented approximately 77.5% of all mobile phone subscribers in our service regions and approximately 52.9% of all mobile phone subscribers in Mainland China as of that date. As of May 20, 2001, our total number of subscribers was approximately 55.8 million.

HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name "China Telecom (Hong Kong) Limited." We changed our name to the current name, China Mobile (Hong Kong) Limited, on June 28, 2000, after obtaining approval by our shareholders.

     We completed our initial public offering in October 1997. Since then, our ordinary shares have been listed on the Stock Exchange of Hong Kong, and our American Depositary Shares, or ADSs, each representing the right to receive five (or 20, prior to July 5, 2000) ordinary shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States is CT Corporation System, and their address is 111 Eighth Avenue, 13th Floor, New York, NY 10011.

  Expansion of Business Coverage Through Acquisitions

     Our initial mobile communications operations included those in Guangdong province conducted by Guangdong Mobile Communication Company Limited and in Zhejiang province conducted by Zhejiang Mobile Communication Company Limited. As part of the restructuring in preparing for our initial public offering, the former Ministry of Posts and Telecommunications transferred to us a 100% interest in Guangdong Mobile and a 99.63% interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from China Mobile Communications Corporation, our indirect controlling shareholder, of its mobile communications operations conducted by its regional subsidiaries:

      -- On June 4, 1998, we acquired the entire interest in Jiangsu Mobile Communication Company Limited for a cash consideration of HK$22.5 billion (approximately US$2.9 billion).

      -- On November 12, 1999, we acquired the entire interest in each of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited for a total purchase price of HK$49.7 billion (approximately US$6.4 billion), consisting of HK$19.0 billion (approximately US$2.5 billion) in cash and the remaining HK$30.7 billion (approximately US$4.0 billion) in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% interest in Zhejiang Mobile in June 1999.

      -- On November 13, 2000, we acquired the entire interest in each of Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited, Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited and Guangxi Mobile Communication Company Limited for a total purchase price of HK$256.0 billion (approximately US$32.8 billion), consisting of HK$74.6 billion (approximately US$9.6 billion) in cash and the remaining HK$181.4 billion (approximately US$23.3 billion) in the form of 3,779,407,375 new shares.

     These acquisitions have significantly enlarged our subscriber base, expanded the geographical coverage of our business and enhanced the economy of scale of our operations. See "Item 5. Operating Financial Review and Prospects" for an analysis on the financial impact of these acquisitions. We are in the process of further integrating these acquired operations with our existing businesses and are realizing potential synergies from the integration.

  Industry Restructuring and Related Change in Our Shareholding Structure

     Prior to 1993, all public telecommunications networks and services in Mainland China were controlled and operated by the former Ministry of Posts and Telecommunications through the former Directorate General of Telecommunications, provincial telecommunications administrations and their city and county level bureaus.

     As part of the Chinese government's restructuring of the telecommunications industry, the Ministry of Information Industry was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government's regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the Chinese government substantially completed the industry restructuring. As a result, the Ministry of Information Industry ceased to have an indirect controlling interest in us, and no longer exercises control over telecommunications operations, but continues in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications service providers in Mainland China.

     Also as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications have been separated along four business lines: fixed line communications, mobile communications, paging and satellite communications. China Mobile Communications Corporation was established in July 1999 as a state-owned company to hold and operate the mobile communications business nationwide resulting from the separation. As part of this separation, in July 1999 China Mobile Communications Corporation obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to China Mobile Communications Corporation. As a result, China Mobile Communications Corporation has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the Chinese government's interest in us. As of May 31, 2001, China Mobile Communications Corporation indirectly owned approximately 75.6% of all our outstanding shares, including shares represented by ADSs. The following chart shows our current shareholding structure and principal subsidiaries as of May 31, 2001:

Current shareholding chart, showing:

- China Mobile Communications Corporation owns 100% of the issued share capital of China Mobile (Hong Kong) Group Limited, which owns 100% of the issued share capital of China Mobile Hong Kong (BVI) Limited, which owns 75.6% of the issued share capital of China Mobile (Hong Kong) Limited.

- China Mobile (Hong Kong) Limited is 75.6% owned by China Mobile Hong Kong
  (BVI) Limited and 24.4% owned by public shareholders.

- China Mobile (Hong Kong) Limited owns (a) 100% of the issued share capital of China Mobile (Shenzhen) Limited; (b) 100% of the issued capital in 13 regional mobile communications companies(1); and (c) 78.6% of the issue capital in Aspire Holdings Limited(2).

---------------

(1) Intermediate holding companies, each incorporated in the British Virgin Islands, are omitted in the chart.

(2) Shows our ownership of ordinary shares of Aspire Holdings Limited, representing our percentage of voting rights and ordinary share interest in Aspire Holdings Limited.

     In addition to its shareholding interest in us, China Mobile Communications Corporation operates the leading mobile communications businesses in Mainland China outside our 13 service regions.

GENERAL INFORMATION

     Our principal executive offices are located at 60th Floor, The Center, 99 Queen's Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of the 13 regions in China where we operate. Our web site address is www.chinamobilehk.com. The information on our web site is not part of this annual report.

BUSINESS OVERVIEW

     We offer mobile communications services principally using Global System for Mobile Communications, or GSM, which is a pan-European mobile telephone system based on digital transmission and mobile communications network architecture with roaming capabilities. Our GSM networks reach all cities and counties and most major roads and highways in our service regions.

  Our Strategy

     We believe that the telecommunications market in Mainland China will continue to expand rapidly. Our business strategy has the following key elements:

      --  continue to actively grow our core mobile communications services by:

      - maintaining focus on developing a high-quality subscriber base;

      - broadening our subscriber base and increasing market penetration;

      - focusing on integrating our businesses and realizing synergies to improve efficiency; and

      - nurturing our human capital;

      -- pursue strategic expansion in the broader telecommunications market in Mainland China and capturing new revenue streams; and

      --  continue to explore acquisition and other expansion opportunities.

     In particular, we have formulated a business strategy to achieve internal growth by:

      --  enhancing our network quality and functional capabilities;

      -- developing customized value added service packages and expanding our distribution channels;

      --  developing brand awareness and promoting customer loyalty;

      --  controlling operating costs and improving operating efficiency; and

      -- introducing advanced real time billing systems and measures to ensure timely collection of receivables.

     Because the telecommunications industry in Mainland China is subject to a high degree of government regulation, our ability to make strategic investments in the telecommunications industry in Mainland China will be subject to relevant government approvals.

  Subscribers and Usage

     Our subscriber base has grown substantially from 6.5 million at the end of 1998 to 45.1 million at the end of 2000. As of December 31, 2000, we had a market share of approximately 77.5% in our 13 service regions.

Our acquisition of a total of 11 regional mobile communications companies between June 1998 and November 2000 has substantially expanded our subscriber base. In particular, the seven mobile communications companies we acquired in November 2000 accounted for 18.0 million, or 39.9%, of all our subscribers as of December 31, 2000. As of May 20, 2001, the total number of our subscribers was approximately 55.8 million. In addition, our subscriber growth has been attributable to a number of other factors, including:

      --  significant economic growth in our markets;

      --  our network expansion and development;

      -- our increased marketing and sales efforts and improved distribution channels;

      -- decreased cost of initiating services due to a decline in handset prices as well as connection fees and other tariffs for our services; and

      -- our new service initiatives and enhanced roaming capabilities and value added services.

     The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

                                                               AS OF OR FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------   --------   --------
Subscribers (in thousands)
  contract subscribers......................................   6,531     15,621     32,409
  prepaid subscribers.......................................      --         --     12,725
          Total.............................................   6,531     15,621     45,134
Average Churn Rate (%)(1)...................................     4.7        5.9        5.4
Minutes of Usage (in billions)(2)
  contract subscribers......................................    58.5       89.4      118.2
  prepaid subscribers.......................................      --         --        6.9
          Total.............................................    58.5       89.4      125.1
Average Minutes of Usage Per Subscriber Per Month(3)
  contract subscribers......................................     393        366        326
  prepaid subscribers.......................................      --         --        125
          Overall average...................................     393        366        299
Average Revenue Per Subscriber Per Month (RMB)(4)
  contract subscribers......................................     366        299        241
  prepaid subscribers.......................................      --         --         87
          Overall average...................................     366        299        221

---------------

(1) Measures the rate of subscriber disconnections from mobile telephone service, determined by dividing (A) the sum of voluntary and involuntary deactivations (excluding deactivations due to subscribers switching among our different services) during the relevant year by (B) the average number of subscribers during the year, calculated as the average of the numbers of subscribers (a) at the beginning and the end of the year (in the case of 1998) or (b) at the beginning of the year and the end of each month in the year (in the case of 1999 and 2000). On this basis, our calculated churn rate will be affected by the number of voluntary and involuntary deactivations and the significant growth in our subscriber base.

    The average churn rate for each of the full years of 1998, 1999 and 2000 is calculated based on information pertaining to the relevant regional mobile communications companies we acquired prior to and after the respective acquisitions and is presented for ease of comparison.

(2) The total minutes of usage for each of the full years of 1998, 1999 and 2000 is calculated based on information pertaining to the relevant regional mobile communications companies we acquired prior to and after the respective acquisitions and is presented for ease of comparison.

(3) Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers (a) at the beginning and the end of the year (in the case of 1998) or (b) at the beginning of the year and the end of each month in the year (in the case of 1999 and 2000)) and (B) dividing the result by 12. The average minutes of usage per subscriber per month for each of the full years of 1998, 1999 and 2000 is calculated based on information pertaining to the relevant regional mobile communications companies we acquired prior to and after the respective acquisitions and is presented for ease of comparison.

(4) Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers (a) at the beginning and the end of the year (in the case of 1998) or (b) at the beginning of the year and the end of each month in the year (in the case of 1999 and 2000)) and (B) dividing the result by 12.

     The size and composition of our subscriber base and subscribers' usage patterns have changed over the last few years. As tariffs and the price of handsets have decreased and mobile communications technology has improved over time, mobile communications services have become increasingly popular with the broader middle income market for both business and social uses. In general, the highest usage subscribers with the greatest communications needs have tended to be the early subscribers of mobile services. As penetration increases, newer subscribers on average incur lower monthly usage, and are generally more price-sensitive. Accordingly, as is typical in many countries with developing mobile communications markets, the average usage and revenue per subscriber have declined over the last few years as our mobile phone penetration has increased. At the same time, connection fees for mobile communications services in Mainland China have declined significantly, which has reduced the cost for non-users to become mobile phone subscribers and for existing mobile phone users to switch between mobile communications networks. This, together with increased competition, has contributed to the higher churn rates in 1999 and 2000, compared to 1998. However, total minutes of usage of our subscribers continued to grow significantly in 1998, 1999 and 2000.

  Prepaid Services

     Beginning in the second half of 1999, we introduced prepaid services. Our prepaid subscribers can make and receive local and domestic and international long distance calls, and most of those subscribers also enjoy nationwide domestic roaming services. Unlike our contract subscribers, subscribers to our prepaid services are not charged for connection fees upon initiation of services or fixed monthly fees, and incur only base usage charges and applicable roaming charges on a per minute basis for both incoming and outgoing calls, plus applicable long distance tariffs. For non-local residents, our prepaid services allow for easier subscription as compared to traditional contract services.

     Each prepaid subscriber identity module card, or SIM card, has a value of RMB 50, RMB 100, RMB 300 or RMB 500 with a valid term of 90 days, 180 days, 360 days or 360 days, respectively. Each SIM card contains the personal identification number of the subscriber as well as basic subscriber data and network information. When a call is made or received by a prepaid subscriber, our system automatically deducts usage fees from the value stored in the card. Prepaid subscribers can add value to their SIM cards by purchasing value-adding cards in the rest of Mainland China when they are outside of the service region of their home network (where such subscriber initially purchased the prepaid SIM card). Under our arrangement with China Mobile Communications Corporation, as amended on May 11, 2001 with retroactive effect from April 21, 2001, the network operator in the location that issues the value-adding card remits 95% of the face value of the value-adding card to the subscriber's home network operator and keeps the remainder as a handling charge. Prior to the amendment, the remittance amount to the home network operator was 85% of the face value of the value-adding card.

     We believe our prepaid services complement our traditional contract services, and are an important means of expanding our subscriber base. We believe that continued economic growth, the benefits of mobility, and current low mobile phone penetration rates in Mainland China compared to demographically and culturally similar markets are among the fundamental factors that will further drive mobile phone subscriber growth towards eventual mass popularization. We believe prepaid services represent an effective tool for capturing additional subscribers and driving penetration in developing markets, such as Mainland China, while keeping credit quality in check. Prepaid services also help introduce the enhanced benefit of mobility to non-mobile users. In general, prepaid users typically have lower average minutes of usage per subscriber per month than contract users. With accumulated and satisfactory usage experience, there is significant long term potential for these subscribers to substantially increase usage and become regular, higher quality users of our mobile communications services and other new services we may offer.

     Our prepaid services experienced rapid and significant growth in 2000. As of December 31, 2000, we had an aggregate of approximately 12.7 million subscribers for our prepaid service, including 4.0 million served by the seven regional mobile communications companies we acquired in November 2000. Our prepaid subscribers represented 28.2% of our total subscriber base as of that date.

  Tariffs

     The tariffs payable by our subscribers include primarily usage charges, connection fees, monthly fees and monthly service fees for value added services. Our contract subscribers pay a connection fee for service activation and a fixed monthly fee. Usage charges for both our contract and prepaid subscribers include base usage charges for both incoming and outgoing calls plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage fee, plus applicable domestic and international long distance charges. Subscribers also pay fees for selection of specific telephone numbers.

     In 1998, we adopted flexible long distance tariff plans distinguishing between day and night and began offering tailored service plans based upon customer requirements as well as the functions and features of our network resources.

     Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the State Development and Planning Commission and the relevant price regulatory authorities in our service regions. For connection fees, the Ministry of Information Industry sets a guidance price range in consultation with the State Development and Planning Commission for all mobile communications operators in Mainland China. The actual price range in each service region is proposed by a network operator in that service region and must be approved by the relevant price regulatory authorities in that service region. In general, base usage charges, monthly fees, domestic roaming charges and applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the State Development and Planning Commission.

     Connection fees in all our service regions have been substantially reduced in the past three years following the reductions in the guidance prices for connection fees over that period. In 1999, with the relevant government approval, we also reduced monthly fee rates in Guangdong and Zhejiang. We anticipate that connection fees will be further reduced or eliminated in the next few years, which we believe may help to further expand our subscriber base and increase total subscriber usage of our mobile communications services, thereby contributing to our revenue growth in the long term. Connection fees have become an increasingly less important source of our revenue. We expect that its importance will continue to decline.

     Tariff Adjustments. As part of the efforts to further rationalize the tariff structure of telecommunications services, the Chinese government announced a wide range of tariff adjustments, which took effect at various dates in the first half of 2001. The tariff adjustments that affect our mobile communications services include the shortening of a billing unit from one minute to six seconds for long distance call rates (other than rates for Internet Protocol phone calls), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. In particular, domestic long distance call rates have been adjusted from the range of RMB 0.50 to RMB 1.00 per minute to the uniform rate of RMB 0.07 per six-second billing unit. We expect that, although the adjustments in long distance call rates and the elimination of surcharges may reduce our revenue in the short term, they are likely to stimulate increased subscriber usage and contribute to our overall revenue growth in the long run. In addition, we will be able to achieve savings in leased line expenses as a result of the reduction in leased line tariffs.

     Introduction of Packaged Service Plans. In order to meet the specific mobile communications needs of different subscriber segments and to enable more efficient use of network resources during both peak and off-peak hours, beginning in March 2001 we have launched packaged mobile service plans tailored towards different subscriber usage levels. To date, we have adopted six service plans, as summarized in the following table, which have been approved by the relevant regulatory authorities in Mainland China:

                                                  OFF-PEAK HOUR
                                 PEAK HOUR          TARIFFS ON
                                TARIFFS ON           AIR TIME
               FREE BASIC     AIR TIME BEYOND         BEYOND
MONTHLY FEES    AIR TIME     THE FREE AIR TIME   THE FREE AIRTIME
------------   -----------   -----------------   ----------------
   (RMB)       (MINUTE)(1)    (RMB/MINUTE)(2)    (RMB/MINUTE)(2)

   98              170             0.60                0.30

  168              330             0.50                0.25

  268              600             0.45                0.22

  388             1000             0.40                0.20

  568             1700             0.35                0.18

  788             2588             0.30                0.15

---------------

(1) The free basic airtime included in the monthly fees does not cover inter-provincial and international roaming usage.

(2) Peak hours represent the period between 7 am and 11 pm daily, while off-peak hours represent the period between 11 pm to 7 am daily.

     We have been selectively implementing the appropriate packaged service plans in our service regions based on local market conditions. We believe that such tariff plans create a more flexible tariff structure for our subscribers and can promote greater usage by subscribers. In addition, by offering significantly lower off-peak rates than peak rates, the service plans encourage subscribers to make more calls during off-peak hours rather than during peak hours, which will result in more efficient use of our network resources.

  Interconnection

     Interconnection refers to various arrangements that permit the connection of our networks to other networks such as the fixed line telephone network.

     Interconnection with China Telecommunications Corporation (for Local and Long Distance Calls). Our networks interconnect with China Telecommunications Corporation's public fixed line network, allowing our subscribers to communicate with fixed line subscribers and to make and receive local, domestic and international long distance calls. A majority of calls on our networks involve interconnection with China Telecommunications Corporation's fixed line network. Each of our operating subsidiaries has an interconnection agreement with the relevant subsidiary of China Telecommunications Corporation that operates the fixed line network in its service region. The economic terms of these agreements are standardized from province to province.

     Calls between our subscribers and China United Telecommunications Corporation's subscribers interconnect mainly through China Telecommunications Corporation's fixed line network, and the operator of the calling party settles directly with China Telecommunications Corporation. Beginning March 21, 2001, we pay China Telecommunications Corporation RMB 0.03 per minute of the base usage charge for such local calls when our subscriber is the calling party. Prior to March 21, 2001, the settlement rate we paid China Telecommunications Corporation was RMB 0.05 per minute. No settlement is required between the operator of the receiving party and China Telecommunications Corporation.

     Interconnection with China Mobile Communications Corporation (for Long Distance Calls and Roaming Calls). We also have an inter-provincial interconnection and roaming agreement with China Mobile Communications Corporation, under which the other subsidiaries of China Mobile Communications Corporation and we provide to each other domestic inter-provincial network interconnection services and domestic and international roaming services.

     Interconnection Revenue Sharing and Settlement. Where calls involve interconnection with China Telecommunications Corporation's fixed line network or China Mobile Communications Corporation's network, our interconnection arrangement with China Telecommunications Corporation or China Mobile Communications Corporation provides for the sharing and settlement of revenues from the base usage charge and, if applicable, roaming charges and domestic and international long distance charges.

     A number of the settlement rates have been adjusted effective March 21, 2001. The following table summarizes the terms of our interconnection arrangement with China Telecommunications Corporation and its subsidiaries for non-roaming local calls, including the rates after the adjustment and, in parenthesis, the rates prior to the adjustment.

                       REVENUE SHARING AND SETTLEMENT OF
                 BASE USAGE CHARGES FOR NON-ROAMING LOCAL CALLS

ORIGINATING SUBSCRIBER   TERMINATING SUBSCRIBER       SETTLEMENT ARRANGEMENTS
----------------------   ----------------------       -----------------------
Our subscriber          China Telecommunications  We pay RMB 0.06 (previously
                        Corporation's fixed line  RMB 0.05) per minute to China
                        subscriber                Telecommunications Corporation
China                   Our subscriber            No revenue sharing or settlement
  Telecommunications..
  Corporation's fixed
    line
  subscriber

     Where applicable, we collect domestic long distance charges in addition to the base usage charges. The following table summarizes the terms of our interconnection arrangement with each of China Telecommunications Corporation and China Mobile Communications Corporation for domestic long distance calls.

        REVENUE SHARING AND SETTLEMENT OF DOMESTIC LONG DISTANCE CHARGES

  ORIGINATING SUBSCRIBER         TERMINATING SUBSCRIBER           SETTLEMENT ARRANGEMENTS
  ----------------------         ----------------------           -----------------------
Our subscriber               China                            If the call is routed through
                               Telecommunications               China Telecommunications
                                 corporation's fixed line       Corporation's transmission
                                 subscriber                     lines, we keep RMB 0.06
                                                                (previously RMB 0.14) per
                                                                minute of the domestic long
                                                                distance calling charges(1)
                                                                and pay the remaining portion
                                                                to China Telecommunications
                                                                Corporation
                                                                If the call is routed through
                                                                our IP network, we pay China
                                                                Telecommunications
                                                                Corporation RMB 0.06
                                                                (previously RMB 0.05) per
                                                                minute and keep the remaining
                                                                portion
China                        Our subscriber or China Mobile   If the call is routed through
  Telecommunications           Communications Corporation's     our transmission lines, China
  Corporation's fixed line     subscriber                       Telecommunications
  subscriber in our service                                     Corporation keeps RMB 0.06
  regions                                                       (previously RMB 0.14) per
                                                                minute of the domestic long
                                                                distance charges(1) and pays
                                                                the remaining portion to us

  ORIGINATING SUBSCRIBER         TERMINATING SUBSCRIBER           SETTLEMENT ARRANGEMENTS
  ----------------------         ----------------------           -----------------------
Our subscriber               China Mobile                     We collect the domestic long
                               Communications                   distance charge of RMB 0.07
                               Corporation's subscriber         per six seconds (previously
                                                                RMB 0.60-1.00 per minute),
                                                                and there is no revenue
                                                                sharing or settlement(2)
China Mobile                 Our subscriber                   China Mobile Communications
  Communications                                                Corporation collects the
  Corporation's subscriber                                      domestic long distance charge
                                                                of RMB 0.07 per six seconds
                                                                (previously RMB 0.60-1.00 per
                                                                minute), and there is no
                                                                revenue sharing or
                                                                settlement(2)

---------------

(1) The adjusted rates are billed at six-second units.

(2) Except for roaming calls. See table under "-- Roaming" for revenue sharing and settlement for roaming calls.

     Where applicable, we collect international long distance charges in addition to base usage charges. The following table summarizes the terms of our interconnection arrangement with China Telecommunications Corporation for international long distance calls, including the rates after the adjustment and, in parenthesis, the rates before the adjustments.

     REVENUE SHARING AND SETTLEMENT OF INTERNATIONAL LONG DISTANCE CHARGES

TYPE OF CALL                    SETTLEMENT ARRANGEMENTS
------------                    -----------------------
Outgoing calls from our         We keep RMB 0.54 (previously RMB 0.20) per minute(1) (if the
  subscriber                      call is routed through our domestic long distance
                                  transmission lines) or RMB 0.06 (previously RMB 0.20) per
                                  minute(1) (if the call is not routed through our domestic
                                  long distance transmission lines) of the international
                                  long distance charge and pay the remaining portion to
                                  China Telecommunications Corporation
Incoming calls to our           We receive from international telecommunications operator of
  subscriber                      the calling party RMB 0.54 (previously RMB 0.63) per
                                  minute (if the call is routed through our domestic long
                                  distance transmission lines) or RMB 0.06 (previously RMB
                                  0.07) per minute of the calling charge (if the call is not routed through our domestic long distance transmission
                                  lines)

---------------

(1) The adjusted rates are billed at six-second units.

  Roaming

     We provide roaming services to our subscribers, which allow them to make and receive telephone calls while they are physically outside of their registered service area and are in other parts of our service regions or in the coverage areas of other mobile phone networks with which we have roaming arrangements.

     Under our domestic roaming arrangement with China Mobile Communications Corporation, our subscribers can make and receive calls while they are located in the coverage areas of China Mobile Communications Corporation in the rest of Mainland China outside our service regions. Conversely, we offer roaming services to China Mobile Communications Corporation's subscribers while they are in our service regions. In addition, we offer roaming capabilities in 69 countries and regions around the world under our roaming arrangements with relevant local operators.

     A mobile phone subscriber using roaming services is charged at our per-minute roaming charge (instead of the base usage charge) for both incoming and outgoing calls, plus applicable long distance charges. The following table sets forth our revenue sharing and settlement arrangement with China Mobile Communications Corporation for base roaming charges. We currently do not have a roaming arrangement with China United Telecommunications Corporation.

           REVENUE SHARING AND SETTLEMENT OF THE BASE ROAMING CHARGES

TYPE OF ROAMING                 SETTLEMENT ARRANGEMENTS
---------------                 -----------------------
Our subscriber roaming into     We pay China Mobile Communications Corporation 80% of the
  the mobile network of China   base roaming charge payable by our subscribers
  Mobile Communications
  Corporation
Subscriber of China Mobile      China Mobile Communications Corporation pays us 80% of the
  Communications Corporation    base roaming charge charged to its subscribers
  roaming into our network

     Revenue Sharing and Settlement of Long Distance Charge When Roaming. In addition to the base roaming charge, long distance charges may be assessed when a subscriber is roaming. Where a mobile phone subscriber makes a call while roaming, the home network operator collects all long distance charges incurred and pays all such charges to the operator of the visited network. The visited network operator then settles those long distance charges, if settlement applies, in accordance with the long distance revenue sharing and settlement arrangements described above. Where a mobile phone subscriber receives a call while roaming, the home network operator receives and keeps all long distance charges incurred by that subscriber.

  Value Added Services and New Services

     In addition to basic mobile communications services, we offer a number of value added services. Recently, we have also begun offering certain new services, such as wireless data and Internet Protocol telephony, that capitalize on new technology-enabled opportunities.

     Voice Functions. We offer a variety of basic value added services with voice functions, including call forwarding, call waiting, conference calling, call limitation, voice mail and "Chinese Secretary", a live answering service.

     Wireless Data and Mobile Internet Services. We believe that wireless data will be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. We intend to further expand the range of our value added services, with particular emphasis in wireless data applications, which we believe can be achieved with modest initial expenditures.

     In 1999, we began using our short message service platform to develop new value added services in selected cities in our service areas, including stock price quotations, sports news, weather forecasts and on-line payment. We will continue to utilize our GSM network to provide data services based on the current short message service platform where consumer demands can be more economically served by short message service. These data services include, for example, the transmission of short messages to facsimile and e-mail addresses.

     In 2000, we began to develop a unified mobile information service platform, which is intended to serve as the common platform for all our mobile Internet services, including mobile data roaming and mobile Internet services. Designed to be an open platform, it is expected to serve as a uniform data interface for third-party service providers. In addition, the platform is designed to be separable from the underlying mobile communications network, and this segregation is expected to help to ensure that all mobile services developed based on the platform can be easily migrated to the upgraded network if and when the underlying network is upgraded to a next generation mobile network.

     In the last quarter of 2000, we introduced our mobile Internet portal "Monternet" based on the mobile information service platform, making us the first mobile service provider in Mainland China to combine an Internet portal with mobile telecommunications services. As of December 31, 2000, approximately 102 service providers had joined the Monternet network to provide mobile Internet content and services through our mobile communications channels and mobile information service platform. We believe that Monternet will help facilitate the development of our mobile data business.

     In 2000, we started the construction of an Internet Protocol backbone network, known as CMNet, in our 13 service regions. We have launched our Internet Protocol long distance call services over CMNet. See "--Internet Protocol Telephony" below. We expect that CMNet will also serve as an important means of transmission for our wireless data and mobile Internet services.

     We have been closely following the development of General Packet-Switched Radio Service technology, or GPRS, and have conducted advanced GPRS trials. This technology will enable operators to provide end-to-end packet-switched data transmission on the existing GSM network, which improves wireless network utilization and enhances the wireless access rate for a variety of data applications, including WAP. WAP refers to Wireless Application Protocol, which is a software protocol stack that defines a standardized means of transmitting Internet-based content and data to mobile handsets and other wireless handheld devices. We have also completed tests running WAP applications over a GPRS platform. In August 2000, we installed and conducted a stand alone test of our first full GPRS network for offering WAP services.

     Internet Protocol Telephony. In May 2000, we began providing Internet Protocol telephony service, known as VoIP service, which allows users to make domestic and international long distance calls at significantly lower cost compared to calls routed through conventional circuit switched networks. Our VoIP service now covers all of our 13 service regions. Our current interconnection and settlement arrangements with China Telecommunications Corporation with respect to VoIP calls allow us to save on interconnection costs, especially with respect to calls routed through our CMNet, compared to long distance calls routed through conventional circuit switched networks. We intend to build customer awareness of the benefits of our VoIP service through marketing and promotional efforts.

     "172" ISP Services. In 2000, we launched "172" ISP services, which enable users to access the Internet through both mobile handsets or fixed line telephones by dialing a prefix. Our "172" ISP services are still at an early stage and the scope of these services is, therefore, currently limited. We intend to provide integrated voice, data and video access to both mobile phone and non-mobile phone users through such services in the near future.

     We intend to continue focusing on the application of GPRS and third generation mobile communications technologies in order to launch new wireless multimedia services. Third generation refers to the third generation digital wireless telecommunications technologies, including those that support packet data switching, wireless broadband, multi-media and global roaming.

  Research and Development

     Our research and development efforts focus on:

      -- developing advanced data application solutions suitable for the particulars of the consumer markets in Mainland China; and

      -- monitoring technological trends that may have an impact on the development of our current business and the implementation of our wireless data strategy.

     In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

     To focus our mobile data activities and consolidate related research and development efforts, we formed Aspire Holdings Limited as a majority-owned subsidiary based in Shenzhen, China, in June 2000. The principal business focuses of Aspire include systems integration, product development, and technical support for mobile data systems and related applications in Mainland China. It also operates our mobile research and development center in Shenzhen, China.

     In January 2001, Aspire formed a business alliance with Hewlett-Packard Company to develop wireless data and Internet and related applications. Under the alliance, Hewlett-Packard will assist with the design, implementation and support of Aspire's services in China, and will be the preferred provider of hardware and related services to Aspire if these products and services are of at least the same quality and pricing terms as other competing products and services. Conversely, Hewlett-Packard will treat Aspire as its preferred customer, which will entitle Aspire to the best customer price and financing options available for Hewlett-Packard's products and services under Hewlett-Packard's preferred partner programs prevailing in Mainland China. As part of the business alliance, Hanover Asia-Pacific Investments Limited, an indirectly wholly-owned subsidiary of Hewlett-Packard, has agreed to make an equity investment of up to 7% in Aspire.

     Also in January 2001, Aspire entered into a master agreement with each of us and China Mobile Communications Corporation for the development of our mobile information service center platform and that of China Mobile Communications Corporation. Under each of the master agreements, Aspire will provide system and gateway integration services, hardware, software and system development, technical support and major overhaul services of data centers to us and to China Mobile Communications Corporation.

     Aspire is an important part of our overall strategy to capture the fast growing wireless data sector in Mainland China. In addition, we expect that Aspire's business will broaden our revenue sources into various wireless services and help us to further grow our subscriber base.

  Customer Service, Billing and Credit Control

     We provide a full range of services that emphasize customer care from the point of sale onward. At the point of sale, after all application procedures have been completed, we are generally able to activate new subscriber connections within a few hours for our GSM services. Our after-sales customer support services include a general customer service hotline for all our 13 service regions. In addition to an interactive voice response system, as of May 20, 2001 there were 2,339 operator seats providing subscribers with billing and service information, receiving customer reports of network problems and responding to other customer inquires and requests.

     We consider high usage corporate and individual subscribers to be valuable assets. In this regard, each of our 13 operating subsidiaries has established service centers to serve major accounts, and has established service guidelines and databases for these customers. Designated account managers have also been appointed to coordinate all issues relating to sales and services for these major accounts.

     We do not require contract subscribers to post any deposit before the initiation of local service, although subscribers may choose to establish direct debits from their bank accounts. Our prepaid subscribers may also choose to authorize the automatic adding of value to their stored value cards through direct debit arrangements. Despite the lack of widely available credit information services in Mainland China, we have implemented certain subscriber registration procedures, such as identity checks and background checks for corporate customers, to enhance credit control.

     Generally, we have the same settlement policy for all our subscribers which requires them to settle their individual accounts on a monthly basis. Subscribers may make payment either through direct debit accounts established at certain branches of banks and certain post offices, or by paying in person at numerous retail outlets and authorized dealers in various cities and counties. Detailed statements are made available upon the subscriber's request.

     We impose a late payment fee on each subscriber whose account is not paid by the monthly due date. Our current policy is to deactivate the subscriber's services (i.e., an involuntary deactivation) if the subscriber's account remains overdue after one month. Subscribers whose services have been involuntarily deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate services.

     We make provision for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, we make full provision for accounts receivable older than three months. The total amount of the provision for doubtful accounts for each of 1998, 1999 and 2000 was RMB 558 million, RMB 771 million and RMB 1,346 million, respectively, or 2.1%, 2.0% and 2.1% of total operating revenue, respectively.

  Information Systems

     Our information technology infrastructure consists primarily of three computerized information systems: the business operations support system, the management information system and our internal business communications network. Our business operations support system provides day-to-day operational support to our various business units, including customer care, billing and collection, and sales and marketing. Our management information system collects and processes information and data, including operational and financial data, so that management and marketing personnel can monitor subscriber satisfaction, analyze trends in calling patterns, target network expansion and develop appropriate marketing strategies. Our internal business communications network allows internal communications through our Intranet, video conference system and communications platform system. During 1999 and 2000, we upgraded our information systems, allowing us to enhance operations management, implement credit controls and monitor mobile usage in real time. Our information systems operated through each critical date relating to the year 2000 issue without difficulty or interruption.

  Service Distribution and Marketing

     Since early 1997, we have significantly expanded our marketing and distribution efforts to attract an increasingly diverse base of new subscribers. We have focused on expanding our distribution channels while emphasizing our brand name and network and service quality and superiority.

     Distribution Channels. We market our services through an extensive network of authorized dealers (including retail outlets of the fixed line operators and post offices) and through our own retail outlets. As of December 31, 2000, we had 25,001 authorized third-party dealers and owned and operated 1,389 retail outlets.

     The authorized dealers market and sell our services at prices determined by us in accordance with the applicable price schedules in the relevant provinces. In connection with these sales, the dealers pay to us all related connection fees and other miscellaneous fees payable upon initial connection. In addition to marketing our services, some of our authorized dealers also perform various services for us, such as payment collection and the provision of billing information and other customer services.

     In our retail outlets, customers can subscribe for our network services. In addition, most of these outlets also offer customers after-sales support services, including the repair of handsets and collection of payment.

     We are seeking to develop other distribution channels, including on-line sales and customer service facilities over the Internet, in order to further strengthen our marketing efforts.

  Brand Name

     As the first and the leading mobile telephone services provider in our markets, we believe we are well positioned to develop our brand name. We market our services under the "CHINA MOBILE" brand name, which is a registered trademark in Mainland China owned by China Mobile Communications Corporation and the marketing name used by it throughout Mainland China. As a result of promotional and marketing initiatives by us and China Mobile Communications Corporation's other operating subsidiaries, the mark has attained wide recognition and is closely identified with us by consumers. In addition, China Mobile Communications Corporation has filed applications in Hong Kong to register the "CHINA MOBILE" name and logo as trademark for certain goods and services.

     In October 1999, we entered into a non-exclusive licensing agreement with China Mobile Communications Corporation for the use of the "CHINA MOBILE" name and logo by us and our operating subsidiaries. Under this agreement, no license fee is payable by us for the first three years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation.

  Mobile Communications Networks

     We offer mobile communications services principally using the GSM technology. Each of our GSM networks consists of:

      -- cell sites, which are physical locations equipped with a base transceiver station containing transmitters, receivers and other equipment that communicate through radio channels (which are communication paths for transmitting voice or non-voice signals) with mobile telephone handsets within the range of a cell (which is the coverage area of the whole or part of base station);

      -- base stations or base transceiver stations, which are transmitters and receivers that serve as a bridge between all mobile users in a cell and connect mobile calls to the mobile switching center;

      -- base station controllers, which connect to, and monitor and control, the base transceiver station within each cell, performing the functions of message exchange and frequency administration;

      -- mobile switching centers, which are central switching points to which each call is connected, and which control the base station controllers and the routing of calls; and

      -- transmission lines, which link the mobile switching centers, base station controllers, base transceiver stations and other telecommunications networks.

     The following table sets forth certain selected information regarding our GSM networks as of December 31, 1998, 1999 and 2000:

                                                              1998     1999     2000
                                                              -----   ------   ------
Subscribers (in thousands)..................................  4,761   14,023   43,185
Voice channels (in thousands)...............................    369      727    1,860
Mobile switching centers....................................    126      212      470
Base station controllers....................................    338      576    1,162
Base transceiver stations...................................  7,010   13,532   31,593

     GSM Network Capacity Expansion Plans. As of May 20, 2001, 98.6% of our subscribers were users of our digital GSM services. We intend to continue our network expansion and improvement with an emphasis on increasing the coverage and capacity and improving the operating efficiency of our GSM networks. We intend to achieve capacity expansion by adding cell sites in areas already within our network coverage and by expanding and improving coverage, including along railways and highways and indoors. Our network expansion plans depend to a large extent upon the availability of sufficient spectrum. In addition, in order to improve the quality of our mobile communications networks in certain major urban centers, we introduced GSM-compatible 1800 MHz Digital Cellular System to add capacity and seek to achieve seamless coverage in these areas.

     Migration from Analog to Digital Network. Recent advances in GSM technologies have substantially increased network capacity and service quality. The economic life cycle of our current analog network equipment is also much more limited than that of our digital networks. Accordingly, to make more efficient use of our spectrum resources and accelerate the enhancement of our network, we plan to terminate all our analog services by the end of 2001 and migrate our existing analog subscribers to our GSM services. We seek to encourage and facilitate the migration of our analog subscribers to our GSM networks by, for example, providing free airtime and highlighting in our marketing activities the attractiveness of value added services that are not available to analog subscribers. The migration is part of our overall network development plan. As of May 20, 2001, we had approximately 0.8 million analog subscribers, representing approximately 1.4% of our total subscriber base as of that date.

     Spectrum. A mobile communications network's capacity is to a certain extent limited by the amount of frequency spectrum available for it to use. The Ministry of Information Industry has allocated 24 MHz in the

900 MHz frequency band to us to operate our mobile communications networks. In addition, we also have the right to use 10 MHz of spectrum in the 1800 MHz frequency band in each of the provinces in which we operate. We have used this spectrum to introduce Digital Cellular System 1800 systems to expand the capacity of our GSM networks in our service regions by adding cell sites in certain areas with a high density of mobile phone subscribers. In preparation for the planned termination of all existing analog services, we have obtained the approval from the Ministry of Information Industry and other relevant regulatory authorities to substitute 5 MHz analog frequency Spectrum in the 900 MHz frequency band with a 5 MHz frequency band in the 1800 MHz frequency band upon the termination of our analog services.

     Transmission Infrastructure. The physical infrastructure linking our base transceiver stations, base station controllers and mobile switching centers and interconnecting our networks to the fixed line network consists of transmissions lines, which provide the backbone infrastructure by which mobile call traffic is carried.

          Intra-Provincial Transmission Lines. We currently lease intra-provincial and local transmission lines from China Telecommunications Corporation's subsidiaries that operate the fixed line networks in our 13 service regions and pay to them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated.

          We have also built our own infrastructure in certain areas where the fixed line network operators do not currently have any transmission lines in place or where the leasing of existing lines is not economical. As part of our network operation strategy, we intend to build our own transmission lines where economically advantageous, such as where call traffic is high. In areas where the leasing of transmission lines makes more economic sense, we intend to continue to leverage our group buying capacity to negotiate preferential leasing rates.

          Inter-Provincial Transmission Lines. We entered into a new inter-provincial leased line arrangement with China Mobile Communications Corporation in May 2000, with retroactive effect from April 1, 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile and from October 1, 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile, and applicable to the seven regional mobile communications companies we acquired in November 2000 following the acquisition. The leased inter-provincial transmission lines link our mobile switching centers with each other and with China Mobile Communications Corporation's other mobile switching centers.

          Prior to these arrangements, we leased intra-provincial transmission lines to link our network to the fixed line network, but did not lease any inter-provincial transmission lines. Instead, we paid China Mobile Communications Corporation an inter-provincial interconnection fee. The leasing charge payable by us is determined based on the standard leasing fee stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated, and the mobile communications network operators at both ends of the transmission lines will share the leasing fees equally.

     Network Operations and Maintenance. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting and system maintenance are conducted by our experienced team of engineers and technicians, and technical staff are available for emergency repair work 24 hours a day. In addition, we employ specialist teams for central maintenance of the networks. We continue to seek to attract and retain qualified technical staff. Currently, most technical difficulties relating to the networks are resolved by our staff, although our equipment suppliers also provide back-up maintenance and technical support.

     Base Station Sites. In urban areas, our base transceiver station sites are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base transceiver stations. Typically, base station sites are of limited size, as base transceiver station equipment does not generally require significant space. Generally, depending on the length of time required for negotiation with respect to use of the land or buildings, construction of a base transceiver station takes approximately one to three months in an urban area and approximately three to six months in a rural area. We anticipate that we will need a significant number of new sites in connection with the expansion of our mobile communications networks. There can be no assurance that we will be able to obtain the requisite number of sites on reasonable commercial terms.

     Equipment Suppliers. We select our principal suppliers from among leading international and domestic manufacturers of mobile communications equipment and in accordance with technical standards set by the Ministry of Information Industry. Our GSM networks use equipment primarily supplied by Ericsson, Nokia, Motorola, Alcatel and Huawei Technologies. Our largest supplier accounted for approximately 27% of our network equipment purchases in 2000, and the top five suppliers accounted for an aggregate of 58% of our network equipment purchases in 2000.

  Strategic Alliance with Vodafone

     On October 4, 2000, we entered into a non-binding memorandum of understanding with Vodafone Group Plc., which sets forth the principal terms of alliance and cooperation between the two parties. In connection with the alliance, Vodafone purchased US$2.5 billion of our ordinary shares as part of our share offering in November 2000, representing approximately 2% of our issued and outstanding share capital following the offering.

     On February 27, 2001, we entered into a binding strategic alliance agreement with Vodafone. The agreement has formalized a number of cooperation arrangements set forth in the memorandum of understanding, including:

      -- the exchange and sharing of corporate management, technical and operational expertise and resources;

      --  joint research and development;

      -- the introduction of global products and services for the mobile community; and

      -- the development and implementation of standards and protocols relevant to mobile communications.

     Under the agreement, we have agreed to make Vodafone our preferred partner in the above mentioned areas, and Vodafone has agreed to make us its sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. The parties have also agreed to explore opportunities for joint ventures and other equity-based strategic alliances, and to cooperate in pursuing international investment opportunities outside of China and in regional and global alliances. As part of the alliance, Mr. Chris Gent, Chief Executive of Vodafone, joined our board of directors as an independent non-executive director in February 2001. See "Item 6. Directors, Senior Management and Employees."

     We believe that the strategic alliance with Vodafone will enhance our strengths in the telecommunications market in Mainland China and will better position us to pursue further expansion opportunities globally.

  Competition

     China United Telecommunications Corporation operates, directly or through its subsidiaries, in all of the provinces, municipalities and autonomous regions in which we operate. The Chinese government encourages orderly and fair competition in the telecommunications industry in Mainland China. Towards this end, it has extended certain favorable regulatory policies to China United Telecommunications Corporation in order to help it become a more viable competitor to us and China Mobile Communications Corporation. In particular, the Chinese government has permitted China United Telecommunications Corporation to lower its mobile service tariffs by up to 10% below the governmental guidance rates. We believe this policy has helped China United Telecommunications Corporation capture a significant number of price-sensitive and low-usage mobile phone subscribers. Based on publicly available information in respect of China United Telecommunications Corporation's listed subsidiary, as of December 31, 2000, China United Telecommunications Corporation's listed subsidiary had an estimated market share of approximately 22.7% of mobile phone subscribers in its service areas, as compared to approximately 7.1% and 14.2% as of December 31, 1998 and 1999, respectively.

     We compete on the basis of our network coverage and quality, the pricing of our services, the range of services we offer and our service quality. We believe that we have significant competitive advantages due to:

      --  our superior mobile communications networks;

      -- our widely-recognized brand name and logo that are closely identified with us by consumers;

      --  our broad distribution networks and our focus on customer services

      --  our extensive range of value added services;

      --  our experienced management team and high quality employees; and

      --  our financial resources.

     We believe these advantages have contributed to our superior subscriber quality compared to that of our competitor, as measured by average usage levels, average revenues per subscriber and doubtful accounts levels.

     In addition to China United Telecommunications Corporation, the State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on new or existing technologies. Nonetheless, given the relatively low mobile phone penetration rates in our markets and in Mainland China in general, we believe there is substantial growth potential for our mobile communications business. We believe that the restructuring of the telecommunications industry in Mainland China has created a fair, orderly, transparent and healthy telecommunications market.

     We also face indirect competition from providers of other wireless communications services, such as paging and city-wide mobile telephone services based on Personal Access System technology operated by China Telecommunications Corporation and its subsidiaries, which offer substantially lower prices for their services. However, we do not believe that they are significant competitors, as they provide a much more limited range of services compared to our mobile communications services.

     In addition, China United Telecommunications Corporation has conducted trial operations in several cities in Mainland China using 800 MHz Code Division Multiple Access technology. Code Division Multiple Access technology is a continuous digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication. The State Council has granted China United Telecommunications Corporation its approval to utilize this technology for commercial mobile communications operations. We believe that the current second generation of this technology would have limited commercial value to our business due to the rapid development of wireless communications technology. We also believe that the current second generation of this technology will not significantly change the relative competitive strengths of existing telecommunications operators. In addition, we believe that our GSM networks provide, and as may be further expanded and upgraded under our network development plan will provide, sufficient capacity and coverage to support our existing and planned services. As a result, we have decided not to pursue the development of the current second generation Code Division Multiple Access technology.

     China recently concluded bilateral negotiations of the major terms for its entry into the World Trade Organization with a number of countries, including the United States, and the European Union. As a result, we expect the Chinese government to gradually relax current restrictions on foreign ownership in the telecommunications industry. This could lead to the further opening of the Chinese telecommunications market to foreign investors and operators, and could result in or accelerate the issue of new telecommunications service licenses.

  Regulation

     The mobile communications industry in Mainland China is subject to a high degree of regulation by the Chinese government. Regulations issued or implemented by the State Council, the Ministry of Information Industry and other relevant government authorities including the Ministry of Foreign Trade and Economic

Cooperation and the State Development Planning Commission encompass all key aspects of mobile communications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and number resources allocation.

     The Ministry of Information Industry, under the leadership of the State Council, is responsible for, among other things:

      --  formulating and enforcing industry policy, standards and regulations;

      --  granting telecommunications licenses;

      -- formulating interconnection and settlement standards for implementation between telecommunications networks;

      -- together with other relevant regulatory authorities, formulating tariff and service charge standards for telecommunications services;

      --  supervising the operations of telecommunications service providers;

      --  promoting fair and orderly market competition among operators; and

      -- allocating and administering public communications resources, such as radio frequencies, number resources, domain names and addresses of communications networks.

     In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Chinese government is currently preparing a draft telecommunications laws. We expect that, if and when the telecommunications law is adopted by the National People's Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of new telecommunications regulations on September 25, 2000. These regulations are substantially consistent with the existing rules and guidelines for the telecommunications industry, and are primarily intended to streamline and clarify the existing rules and guidelines. They apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law would have a positive effect on the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be.

     Entry into the Industry. The new telecommunications regulations adopt the existing regulatory distinction between basic and value added telecommunications services and provide a classification of those services. Operators of mobile communications networks, providers of other basic telecommunications services such as local and long distance fixed line telephone services, and value added service providers whose telecommunications services cover two or more provinces, municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us and other entities controlled by China Mobile Communications Corporation which operate in Mainland China outside of our markets, China United Telecommunications Corporation is also authorized to provide mobile services in all provinces, municipalities and autonomous regions in China.

     Current regulations in Mainland China prohibit foreign-invested enterprises and foreign entities (including individuals) from owning, operating or participating in the operation of telecommunications services in Mainland China without approval by the State Council. We were authorized by the State Council to effect our initial public offering in 1997 and our subsequent acquisitions and the related financing. China reached an agreement with the United States in November 1999 and an agreement with the European Union in May 2000 relating to China's entry into the World Trade Organization. As a result, we expect that the Chinese government will gradually reduce the current restrictions on foreign ownership in the telecommunications industry.

     Spectrum Usage. In coordination with the relevant provincial authorities, the Ministry of Information Industry regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the Ministry of Information Industry, transferred by the entity to any other third party. In accordance with a joint circular from the State Development Planning Commission and the Ministry of Finance, China Mobile Communications Corporation determines the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile communications network operator under its control based on the bandwidth of the frequency used and the number of base transceiver stations within the operator's network, subject to the limitation that the total annual payment by all such operators in Mainland China shall equal RMB 1.0 million per MHz of frequency allocated by the Ministry of Information Industry.

     Number Resources. The Ministry of Information Industry is responsible for the administration of the number resources within Mainland China, including the mobile communications network number and subscriber numbers. The use of number resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In April 2000, the Ministry of Information Industry implemented new provisional measures on administration of telecommunications network number resources. In accordance with these new measures, the telecommunications network number resources are owned by the state, and the user of number resources is required to pay a usage fee to the state. However, the standard for the usage fee is yet to be stipulated. It is also not clear when the standard of the usage fee will be stipulated and when we will be required to pay such fee. The new measures also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

     Tariff Setting. The levels and categories of our current tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the State Development Planning Commission and, at the local level, the relevant provincial price regulatory authorities. Under the new telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government fixed tariffs. Currently, connection fee is based on a guidance tariff range set by the Ministry of Information Industry in consultation with the State Development Planning Commission, with the actual tariff determined by the relevant provincial price regulatory authorities. In general, base usage charges, monthly fees, domestic roaming usage charges and tariffs for all domestic long distance calls (other than Internet Protocol phone calls) and international calls are fixed jointly by the Ministry of Information Industry and the State Development Planning Commission. International roaming charges are set in accordance with agreements between China Mobile Communications Corporation and the relevant foreign mobile operators. Under the new telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

     Interconnection Arrangements and Lease Line Arrangements. Under the new telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement and file such interconnection agreement with the Ministry of Information Industry. Major telecommunications service providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. They must establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the Ministry of Information Industry for approval. Such rules and procedures will be binding upon those major telecommunications service providers. The termination of any interconnection arrangements will require prior approval by the Ministry of Information Industry.

     The applicable regulations provide that interconnection related equipment must conform with the technical standards approved by the Ministry of Information Industry. See "-- Technical Standards" below. The Ministry of Information Industry also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks. The relevant provincial operating subsidiaries of China Telecommunications Corporation and those of China Mobile Communications Corporation are responsible for the maintenance of the transmission lines and related equipment in their respective localities.

     Technical Standards. The Ministry of Information Industry sets technical standards and controls the type and quality of mobile communications equipment used in public networks by requiring prior certification by the Ministry of Information Industry, together with other relevant regulatory authorities, for all telecommunications terminal equipment that are connected to the public networks, all radio communications equipment and all interconnection related equipment. In addition, the Provisions on the Management of Import of Radio Transmission Equipment, jointly issued by the former State Radio Regulatory Commission, the State Economic and Trade Commission, Ministry of Foreign Trade and Economic Cooperation and the General Administration of Customs, effective January 1, 1996, provide that before radio transmission equipment (including mobile communications equipment) may be imported into Mainland China, an importer must obtain the necessary certification from the Ministry of Information Industry and the State Mechanical and Electrical Products Import and Export Office.

     The establishment of base transceiver stations requires the approval of the relevant provincial regulatory authorities. A number of these approvals with respect to the base stations of our operating subsidiaries are currently pending. We have not experienced and do not expect to experience material difficulty in obtaining permission to establish additional sites.

     Capital Investment. The State Development Planning Commission and the State Economic and Trade Commission are empowered by the State Council to exercise responsibility over the approval of all major investment projects, including mobile communications network development projects, involving total capital investment between RMB 50 million and RMB 200 million. Any investment projects with total capital investment in excess of RMB 200 million must obtain approval from the State Council. Accordingly, project proposals and feasibility study reports for these projects, following review and approval by China Mobile Communications Corporation and the Ministry of Information Industry, are required to be submitted for approval to the State Development Planning Commission and the State Economic and Trade Commission or to the State Council.

  Employees

     The total number of our employees increased from 12,530 as of December 31, 1998 to 20,243 as of December 31, 1999 and 38,343 as of December 31, 2000,
mainly as a result of our acquisitions of various regional mobile communications companies in China during 1998, 1999 and 2000. As of December 31, 2000, we had 31 employees in Shenzhen, China, 38 employees in Hong Kong and 38,274 employees in the rest of Mainland China as classified in the following table. Approximately 20% of our permanent employees have college or graduate degrees.

Management..................................................   7,806
Technical and engineering...................................  12,695
Sales and marketing.........................................  15,908
Financial and accounting....................................   1,865
                                                              ------
          Total.............................................  38,274
                                                              ======

     We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

ORGANIZATIONAL STRUCTURE

     See Section entitled "-- History and Development of the Company -- Industry Restructuring and Related Charges in Our Shareholding Structure."

PROPERTY, PLANTS AND EQUIPMENTS

     We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. We have obtained land use right certificates and property title certificates for most of these properties and are in the process of obtaining certificates for the remaining nine properties, all of which are located in Guangdong Province. We believe that our use of these properties are not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates. China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use any of the properties we had or used in our business as of May 31, 1997, the date of asset revaluation in preparation for our initial public offering. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for their present use.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 29 to the consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net profit and shareholders' equity. In addition, Note 29 to the consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 1998, 1999 and 2000, and reflect the results of Jiangsu Mobile from June 4, 1998, the results of Fujian Mobile, Henan Mobile and Hainan Mobile from November 12, 1999, and the results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile from November 13, 2000, the respective dates we acquired them.

OVERVIEW OF OUR OPERATIONS

     During 1998, 1999 and 2000, our network capacity, subscriber base and usage and operations experienced significant growth. We believe that with the market-oriented restructuring of the telecommunications industry, as well as the development of the economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in our markets, we believe that there is potential for significant future subscriber growth.

     Our results of operations, like those of other mobile communications network operators, are substantially dependent on a number of factors, including:

      --  the number and quality of subscribers;

      --  the level of subscriber usage;

      --  the level and structure of tariffs; and

      -- interconnection, roaming and transmission line arrangements with other telecommunications operators.

     We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the Chinese government's regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under "Item 3. Key Information -- Risk
Factors -- Adverse Changes in Economic Policies of the Chinese Government Could Have a Material Adverse Effect on the Overall Economic Growth of Mainland China, Which Could Reduce the Demand for Our Services and Adversely Affect Our Competitive Position" and "Item 4. Information on the Company -- Regulation". Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange fluctuations.

 Our Acquisitions of 11 Regional Mobile Communications Companies in the Past Three Years Have Materially Impacted Our Financial Results

     We acquired Jiangsu Mobile on June 4, 1998, Fujian Mobile, Henan Mobile and Hainan Mobile on November 12, 1999 and Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 13, 2000. We have adopted the acquisition method to account for these acquisitions under Hong Kong GAAP. Accordingly, the consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, our acquisitions of these companies are considered a combination of entities under common control which would be accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis.

     These acquisitions have had a material impact on our overall results of operations. Among others, they have significantly expanded the size of the mobile communications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses increased significantly in 1998, 1999 and 2000.

  Analog-to-Digital Migration

     Due to the rapid development of mobile telecommunications technologies and the potentially limited economic life cycle of our analog network equipment, we decided to accelerate the enhancement of our technology and to assist the migration of our analog subscribers to our GSM network. See "Item 4. Information on the Company -- Business Overview -- Analog to Digital Migration." As a result of this decision, we wrote-down RMB 282 million of analog network equipment in 1998, and we wrote down RMB 6,720 million of analog network equipment and wrote off an additional RMB 1,522 million of analog network equipment in 1999. In 2000, as part of our plan to terminate some network functions by June 2001 and discontinue all analog services by the end of 2001, we wrote down and wrote off the entire RMB 1,525 million in remaining net book value of our analog network equipment.

     To encourage the migration of our analog subscribers to our GSM services, we have been offering free air time for GSM services to these subscribers. We believe that the analog-to-digital migration will increase our network utilization rate, improve our operational efficiency and allow us to provide better services to customers. As of May 20, 2001, we had approximately 0.8 million subscribers to our analog services, representing approximately 1.4% of our total subscriber base as of that date.

 Operating Arrangements We Entered Into in 1998, 1999 and 2000 Have Materially Impacted Our Financial Results

     Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our acquisitions of the 11 regional mobile communications companies in Mainland China in 1998, 1999 and 2000. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

      -- interconnection revenue sharing and settlement arrangements with China Telecommunications Corporation and its subsidiaries and with China Mobile Communications Corporation;

      -- intra-provincial transmission line leasing agreements with China Telecommunications Corporation and its subsidiaries;

      -- service agreements with China Mobile Communications Corporation and China Telecommunications Corporation and their respective subsidiaries with respect to various telecommunications services and support;

      -- a change in the tax treatment of connection fees and certain surcharge revenue for our services;

      -- the revaluation of fixed assets of the companies we acquired as of the respective dates set forth in the financial statements included in this annual report; and

      -- an agreement with China Mobile Communications Corporation for inter-provincial interconnection and domestic and international roaming.

     The original terms of our agreements relating to interconnection, leased lines and roaming have been revised as a result of tariff adjustments by the government and/or commercial negotiation with the relevant parties. See "Item
4. Information on the Company -- Business Overview -- Interconnection Arrangements" and "-- Roaming Arrangements" as well as the notes to our consolidated financial statements for a description of these arrangements as amended to date.

     Our financial results reflect the impact of the above arrangements as of the dates they became effective. These arrangements and changes have had a material impact on our overall results of operations. In particular, the implementation of the interconnection agreements led to significant increases in both operating revenue and operating expenses. In addition, other operating expenses including selling, general and administrative expenses increased in 1998, 1999 and 2000 as a result of the implementation of agreements relating to billing and collection services and distribution and sales. In each of 1998, 1999 and 2000, depreciation expense increased as a result of the revaluation of fixed assets, while our effective income tax rates increased as a result of connection fees and certain surcharges becoming fully taxable after the acquired companies had registered as wholly foreign owned enterprises following the acquisitions.

 Our New Operating Arrangements with China Mobile Communications Corporation Have Affected and May Continue to Affect Our Financial Results

     In May 2000, we entered into two agreements with China Mobile Communications Corporation for:

      -- inter-provincial interconnection and domestic and international roaming services; and

      --  sharing of inter-provincial leased line fees.

     The agreements, as supplemented in November 2000, apply to the seven regional mobile communications companies we acquired in November 2000, effective upon the acquisition and to our other six operating subsidiaries with retroactive effect from April 1, 1999, except that with regard to Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile, the leased line fee sharing arrangement has retroactive effect from October 1, 1999.

     Prior to these arrangements, we leased intra-provincial transmission lines from China Telecommunications Corporation to link our network to the fixed line network, but did not lease any inter-provincial transmission lines. Instead, we paid China Mobile Communications Corporation an inter-provincial interconnection fee. Under the new inter-provincial transmission line leasing agreement with China Mobile Communications Corporation, the leasing fee payable by us is determined based on the standard leasing fee stipulated by the relevant regulatory authorities after adjusting for the volume discount that we have negotiated, and on the basis that the mobile network operators at both ends of the transmission lines will share the leasing fees equally. As a result, the new arrangements led to an increase in our transmission line leasing expenses, but a reduction in our inter-provincial interconnection and roaming settlement expenses, resulting in net savings in our operating expenses in 2000. We have reflected the financial impact of these arrangements in 1999 as a one-time gain in our accounts for 2000. We expect that, in 2001, the reduction in interconnection and roaming costs as a result of these new arrangements will continue to exceed the increase in inter-provincial transmission line leasing fees as a result of these new arrangements.

  Launch of Packaged Service Plans

     In order to meet the specific mobile communications needs of different subscriber segments and to enable more efficient use of network resources during both peak and off-peak hours, beginning in March 2001, we have launched packaged mobile service plans tailored toward different usage level. See "Item 4. Business Overview -- Tariffs -- Tariff Adjustments." We have begun to implement the appropriate service plans in selected service regions based on local market condition. We believe that such service plans create a more flexible tariff structure for our subscribers and can promote greater usage by subscribers and is beneficial to increasing overall subscriber usage.

  Tariff Adjustments

     As part of the efforts to further rationalize the tariff structure of telecommunications services, the government introduced a wide range of tariff adjustments effective beginning from January 2001. The tariff adjustments that affect our mobile communications services include the shortening of the billing unit for long distance charges (other than for Internet Protocol phone calls), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. In particular, effective from February 21, 2001, domestic long distance call rates have been adjusted from the range of RMB 0.50 to RMB 1.00 per minute to the uniform rate of RMB 0.07 per six seconds. We expect that, although the adjustments in long distance call rates and the elimination of surcharges may reduce our revenue in the short term, we expect that they will stimulate increased subscriber usage and contribute to our overall revenue growth in the long run. In addition, we will be able to achieve savings in leased line expenses as a result of the reduction in leased line tariffs.

  Amendment to Revenue Sharing Arrangement for Prepaid Services

     We offer prepaid services in each of our 13 service regions. Some of our prepaid services allow subscribers to add value to their SIM cards in any of our service regions or in the service regions of other subsidiaries of China Mobile Communications Corporation. In May 2001, we entered into an agreement with China Mobile Communications Corporation to amend the then-existing revenue sharing arrangements with respect to prepaid services, with retroactive effect from April 21, 2001. The new agreement amended the prior arrangement by allowing the network operator in the location that sells the value-adding prepaid card to charge 5% of the face value of the card as a handling charge, and remit the other 95% (as compared to 85% prior to the amendment) to the subscriber's home network operator. We do not expect the new agreement to have any material impact on our results of operations or financial results.

  Renminbi Bond Offering

     Following the approval by the relevant Chinese regulatory authorities, on June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5 billion of guaranteed bonds due in 2011. The bonds bear interest, payable annually, at a floating rate calculated as the sum of

      -- a base rate, being the one-year fixed time deposit rate published by the People's Bank of China on (A) the date of the issuance of the bonds, which is 2.25% per annum, with respect to the 12-month period following such date of issuance, and (B) such rate as is fixed on each subsequent anniversary date of the issuance, to apply with respect to the 12-month period following such anniversary date; and

      -- a base rate differential (i.e., interest spread) of 1.75% per annum, which has been agreed between Guangdong Mobile and the lead underwriter and approved by the relevant Chinese regulatory authorities, and which will remain fixed throughout the term of the bonds.

     We have issued an irrevocable guarantee for the performance of the bonds, and China Mobile Communications Corporation has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated "AAA" by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited.

     The bonds are being sold to the public in Mainland China. We currently expect that the offering of the bonds will be completed in July 2001. We plan to file an application to list the bonds on the Shanghai Stock Exchange upon completion of the offering. The proceeds from the offering will be applied solely to repay part of the RMB 12.5 billion syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the seven mobile communications companies in China in November 2000. The syndicated loans had a weighted average interest rate of approximately 5.2% per annum in 2000, which is higher than the 4% per annum interest rate for the bonds with respect to the 12-month period following the original issuance.

RESULTS OF OPERATIONS

     As a result of our acquisitions and the material changes made to our operating arrangements, our results of operations are not directly comparable with those in prior years.

     The following table sets forth selected income statement data, expressed as percentages of operating revenue, for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Operating revenue:..........................................  100.0%   100.0%   100.0%
  Usage fees................................................   62.0     66.8     71.2
  Monthly fees..............................................   16.5     12.9     14.8
  Connection fees...........................................   12.6     11.2      3.4
  Others....................................................    8.9      9.1     10.6
Operating expenses:
  Leased lines..............................................   14.9      9.6      8.5
  Interconnection...........................................   18.0     16.7     12.8
  Depreciation..............................................   17.5     19.2     15.0
  Personnel.................................................    6.1      5.8      6.1
  Other operating expenses..................................   13.4     13.4     16.3
                                                              -----    -----    -----
          Total operating expenses..........................   69.9     64.7     58.7
Operating profit............................................   30.1     35.3     41.3
  Write-down and write-off of analog network equipment......   (1.1)   (21.3)    (2.3)
  Other net income..........................................    1.3      1.4      1.4
  Finance costs.............................................   (0.6)    (0.9)    (1.3)
  Interest income...........................................    6.1      2.0      1.5
  Non-operating net (expenses)/income.......................   (0.2)     0.2      0.0
                                                              -----    -----    -----
  Profit before tax and minority interests..................   35.6     16.7     40.6
  Income Tax................................................   (9.4)    (4.3)   (12.9)
                                                              -----    -----    -----
          Net Profit........................................   26.2%    12.4%    27.7%
                                                              =====    =====    =====

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Operating Revenue. We derive operating revenue principally from usage fees as well as monthly fees and one-time connection fees charged to new contract subscribers. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile communications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes interconnection revenue, fees from certain value added services, telephone number selection fees and roaming-in settlement fees.

     Operating revenue increased 68.3% from RMB 38,623 million in 1999 to RMB 64,984 million in 2000. This increase was due primarily to the increase in usage fees as a result of subscriber growth in Guangdong, Zhejiang and Jiangsu, the full year impact of the inclusion of usage fees from subscribers of Fujian Mobile, Henan Mobile and Hainan Mobile following their acquisition by us in November 1999, and the inclusion of usage fees from subscribers of the seven companies we acquired in November 2000 following the acquisition. Our total number of subscribers was approximately 45.1 million at December 31, 2000, compared to approximately 15.6 million at December 31, 1999. Excluding connection fees, operating revenue increased from RMB 34,304 million in 1999 to RMB 62,771 million in 2000.

     Revenue from usage fees increased 79.3% from RMB 25,812 million in 1999 to RMB 46,287 million in 2000. This increase was primarily a result of the increase in total subscriber numbers, the expanded communications opportunities for subscribers as a result of the expansion and improvement of fixed line and mobile communications networks throughout Mainland China and the expansion of the scope and variety of our services. As a percentage of operating revenue, usage fees increased from 66.8% in 1999 to 71.2% in 2000.

     Revenue from monthly fees increased 93.2% from RMB 4,981 million in 1999 to RMB 9,623 million in 2000 due to the increase in total contract subscriber numbers. As a percentage of operating revenue, monthly fees increased from 12.9% in 1999 to 14.8% in 2000.

     Revenue from connection fees decreased 48.8% from RMB 4,319 million in 1999 to RMB 2,213 million in 2000 primarily due to reduction in average connection fees charged to new contract subscribers. We believe that the reduction and possible eventual elimination of connection fees for new subscribers will help to expand our subscriber base and result in increased total subscriber usage of our mobile communications services. As a percentage of operating revenue, connection fees decreased from 11.2% in 1999 to 3.4% in 2000. We do not expect that any further reduction in connection fee tariffs will have a material impact on our operating revenue.

     Other operating revenue increased 95.4% from RMB 3,511 million in 1999 to RMB 6,861 million in 2000. This increase resulted principally from increased revenue from value added services, incoming roaming revenue and interconnection revenue.

     Operating Expenses. Operating expenses include principally leased line expenses, interconnection expenses, depreciation expense relating to our mobile communications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, network maintenance costs, provision for doubtful accounts and operating lease charges.

     Operating expenses increased 52.7% from RMB 24,983 million in 1999 to RMB 38,158 million in 2000. This increase primarily reflected the full year impact of inclusion of operation expenses of Fujian Mobile, Henan Mobile and Hainan Mobile in 2000, as compared to less than two months in 1999, the inclusion of operation expenses of the seven additional mobile communications companies we acquired in November 2000 following the acquisition, our overall expanded network coverage and service scope and our larger subscriber base.

     Total leased line payments increased 47.8% from RMB 3,723 million in 1999 to RMB 5,501 million in 2000, due to the inclusion of leased line payments for intra-provincial transmission lines by Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000, the inclusion of leased line payments for inter-provincial transmission lines pursuant to our agreement with China Mobile Communications Corporation by six of our operating subsidiaries in 2000 and by the other seven regional mobile communications companies we acquired in November 2000 following the acquisition, and our network expansion into new coverage areas, partially offset by reduction of leased line tariffs in 2000. However, as a percentage of operating expenses, total leased line payments decreased from 14.9% in 1999 to 14.4% in 2000, reflecting our increased efficiency in network management and transmission lines utilization.

     Interconnection expenses increased 29.1% from RMB 6,453 million in 1999 to RMB 8,329 million in 2000, due primarily to increased traffic volume transmitted through our mobile networks, reflecting the inclusion of the interconnection expenses of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 as compared to less than two months in 1999, and increased inter-network traffic, especially the increased volume of roaming-out calls by our subscribers. This increase was partially offset by the reduction in interconnection expenses as a result of our new inter-provincial leased line arrangement and inter-provincial interconnection arrangement with China Mobile Communications Corporation entered into in May 2000. As a result, interconnection expenses as a percentage of operating expenses decreased from 25.8% in 1999 to 21.8% in 2000.

     Depreciation expense increased 31.7% from RMB 7,411 million in 1999 to RMB 9,759 million in 2000, due to the increase in fixed assets following our acquisition of the three regional mobile communications companies in November 1999 and an additional seven regional mobile communications companies in

November 2000 following the acquisition, and increased capital expenditures that we made to improve and expand our networks, partially offset by the reduction in the carrying costs of our fixed assets due to the write-downs and write-offs of our analog network equipment in 1999. As a percentage of operating expenses, depreciation expense decreased from 29.7% in 1999 to 25.6% in 2000.

     Personnel expenses increased 76.9% from RMB 2,256 million in 1999 to RMB 3,991 million in 2000, due primarily to the inclusion of the personnel expenses of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 as compared to less than two months in 1999, personnel expenses of the seven regional mobile communications companies we acquired in November 2000 as well as an increase in performance-based incentive compensation as a result of our further improved operating results. We believe that the implementation of this compensation system has helped us to retain and attract talented staff and enhance employee productivity. As a percentage of operating expenses, personnel expenses increased from 9.0% in 1999 to 10.5% in 2000.

     Other operating expenses increased 105.8% from RMB 5,140 million in 1999 to RMB 10,578 million in 2000. This increase was due mainly to a 149.1% increase in selling and promotion expenses from RMB 1,582 million in 1999 to RMB 3,940 million in 2000. This increase reflects primarily the increased sales commission paid to third party agents for developing new subscribers, and the increased advertising and marketing activities to promote our existing services as well as new services such as VoIP and prepaid card services. As a percentage of operating expenses, other operating expenses increased from 20.6% in 1999 to 27.7% in 2000.

     Operating Profit. Operating profit increased 96.7% from RMB 13,640 million in 1999 to RMB 26,826 million in 2000 and operating margin (operating profit as a percentage of operating revenue) increased from 35.3% to 41.3% during the same periods.

     Write-down and Write-off of Analog Network Equipment. The total amount of write-down and write-off of our analog network equipment was RMB 8,242 million in 1999 and RMB 1,525 million in 2000, representing the entire net book value of our analog network equipment as of December 31, 2000. The write-downs and write-offs reflect our decision to terminate our analog services by the end of 2001 and migrate our analog subscribers to our GSM services. See "-- Analog-to-Digital Migration" and "Item 4. Information on the Company -- Business Overview -- Migration from Analog to Digital Network."

     Adjusted EBITDA. Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depreciation and amortization, non-operating net (expenses)/income, and write-down and write-off of fixed assets. Adjusted EBITDA increased 73.6% from RMB 21,603 million in 1999 to RMB 37,500 million in 2000. This increase was primarily due to the inclusion of the results of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 as compared to less than two months in 1999 and those of the seven regions mobile communications companies we acquired in November 2000 following the acquisition, the increase in operating revenue due to subscriber growth and service expansion, and our various cost control efforts. Adjusted EBITDA margin (adjusted EBITDA as a percentage of operating revenue) increased from 55.9% to 57.7%, reflecting further improvements in our operating efficiency. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities.

     Other Net Income. Other net income, which includes primarily gross profit from sales of SIM cards, handsets and accessories, increased 65.8% from RMB 552 million in 1999 to RMB 915 million in 2000. This increase reflected the inclusion of additional SIM card sale profit of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 as well as the increased sales of SIM cards due to our subscriber growth.

     Finance Costs. Finance costs increased 140.2% from RMB 343 million in 1999 to RMB 824 million in 2000. The increase was primarily due to interest on the US$600 million fixed rate notes issued in 1999.

     Interest Income. Interest income increased 31.2% from RMB 767 million in 1999 to RMB 1,006 million in 2000. The increase was due primarily to increased cash on hand from our expanded operations.

     Non-operating Net (Expenses)/Income. Non-operating expenses totaled RMB 5 million in 2000, as compared to a non-operating income of RMB 70 million in 1999, due to loss on disposal of certain fixed assets in 2000.

     Profit before Tax and Minority Interests. Profit before tax and minority interests increased 309.6% from RMB 6,444 million in 1999 to RMB 26,393 million in 2000.

     Taxation. Our income tax expense increased 408.0% from RMB 1,647 million in 1999 to RMB 8,366 million in 2000, primarily due to increase in our profit. Our effective tax rate increased from 25.6% in 1999 to 31.7% in 2000, which was due primarily to the fact that connection fee revenue and certain surcharge revenues in Fujian Mobile, Henan Mobile and Hainan Mobile were subject to taxation for the full year in 2000. The connection fee revenue and certain surcharge revenues in the seven regions' mobile communications companies we acquired in 2000 were not subject to taxation prior to their completion of the registration as wholly foreign-owned enterprise. However, the continuous decrease in connection fee revenue reduced the impact on the effective tax rate.

     Net profit. Net profit increased 275.8% from RMB 4,797 million in 1999 to RMB 18,027 million in 2000. Net profit margin (net profit as a percentage of operating revenue) increased from 12.4% to 27.7%.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Operating Revenue. Operating revenue increased 46.6% from RMB 26,345 million in 1998 to RMB 38,623 million in 1999. This increase was due primarily to the increase in usage fees as a result of subscriber growth in Guangdong and Zhejiang, the full year impact of the addition of subscribers of Jiangsu Mobile as a result of its acquisition by us and subscriber growth of Jiangsu Mobile in 1999, as well as the addition of subscribers of Fujian Mobile, Henan Mobile and Hainan Mobile following their acquisitions by us. Our total number of subscribers was 15.6 million at December 31, 1999, compared to 6.5 million at December 31, 1998. Excluding connection fees, operating revenue increased from RMB 23,022 million to RMB 34,304 million.

     Revenue from usage fees increased 57.9% from RMB 16,346 million in 1998 to RMB 25,812 million in 1999. This increase was primarily a result of the increase in total subscriber numbers and the expanded communications opportunities for subscribers as a result of the expansion and improvement of fixed line and mobile communications networks throughout Mainland China and the expansion of the scope and variety of our services. We believe that the introduction of prepaid calling cards will generate additional usage fees which will increase the contribution of usage fees to operating revenue. As a percentage of operating revenue, usage fees increased from 62.0% in 1998 to 66.8% in 1999.

     Revenue from monthly fees increased 14.6% from RMB 4,347 million in 1998 to RMB 4,981 million in 1999 due to the increase in total subscriber numbers. The increase, however, was less than the increase in number of subscribers in 1999, primarily due to the downward adjustment in monthly fee rates charged by Guangdong Mobile, from RMB 100 in 1998 to RMB 50 in 1999 and Zhejiang Mobile, from RMB 62.5 to RMB 50 beginning April 1999. We believe that maintaining monthly fees at their current levels will help retain existing subscribers and attract new subscribers, thereby ensuring a steady contribution to operating revenue. As a percentage of operating revenue, monthly fees decreased from 16.5% in 1998 to 12.9% in 1999.

     Revenue from connection fees increased 30.0% from RMB 3,323 million in 1998 to RMB 4,319 million in 1999 due to the increase in total subscribers, partially offset by decreases in average connection fees charged to new subscribers. We believe that the reduction and possible eventual elimination of connection fees for new subscribers may help to expand our subscriber base and result in increased total subscriber usage of our mobile communications services, and may reduce our reliance on connection fees to drive revenue growth. As a percentage of operating revenue, connection fees decreased from 12.6% in 1998 to 11.2% in 1999.

     Other operating revenue increased 50.8% from RMB 2,329 million in 1998 to RMB 3,511 million in 1999. This increase resulted principally from an increase in interconnection services furnished to other telecommunication operators. Other operating revenue includes revenue from value added services which, although currently insignificant, we believe will increase and will become a significant source of revenue in the future.

     Operating Expenses. Operating expenses include principally leased line expenses, interconnection expenses, depreciation expense relating to our mobile communications network and other fixed assets, personnel expenses and other operating expenses, which primarily consist of selling and promotion expenses, network maintenance costs, provision for doubtful accounts and operating lease charges.

     Operating expenses increased 35.7% from RMB 18,410 million in 1998 to RMB 24,983 million in 1999, due primarily to increases in interconnection expenses, depreciation expense, personnel expenses and other operating expenses. Of the total increase in operating expenses, 25.9%, 42.8%, 10.1% and 24.2% was accounted for by increases in interconnection expenses, depreciation expense, personnel expenses and other operating expenses, respectively.

     Total leased line payments decreased 5.0% from RMB 3,917 million in 1998 to RMB 3,723 million in 1999, due to decreases in leased line tariffs. As a percentage of operating expenses, total leased line payments decreased from 21.3% in 1998 to 14.9% in 1999, reflecting decreases in leased line tariffs as well as greater efficiency in our utilization of leased lines.

     Interconnection expenses increased 35.8% from RMB 4,752 million in 1998 to RMB 6,453 million in 1999, due primarily to the increase of interconnection traffic and the inclusion of interconnection charges incurred by Fujian Mobile, Henan Mobile and Hainan Mobile which were not required to be settled in full when incurred in prior years. As a percentage of operating expenses, interconnection expenses remained flat at 25.8% in 1999.

     Depreciation expense increased 61.2% from RMB 4,598 million in 1998 to RMB 7,411 million in 1999, due to the increase in fixed assets following our acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile as well as increased capital expenditures that we made to improve and expand our networks. As a percentage of operating expenses, depreciation expense increased from 25.0% in 1998 to 29.7% in 1999.

     Personnel expenses increased 41.4% from RMB 1,595 million in 1998 to RMB 2,256 million in 1999, due primarily to the implementation of a performance-based compensation program to attract and retain talented employees. As a percentage of operating expenses, personnel expenses increased slightly from 8.7% in 1998 to 9.0% in 1999.

     Other operating expenses increased 44.9% from RMB 3,548 million in 1998 to RMB 5,140 million in 1999. This increase was due mainly to the introduction of additional promotional activities to attract new subscribers. Since 1998, we have implemented a number of measures in Guangdong, Zhejiang and Jiangsu provinces to control bad debt risks and fraud, such as enhanced subscriber registration procedures, the imposition of credit limits for high usage subscribers and tightened controls to improve timely payment by subscribers. As a result, provisions for doubtful accounts for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile as a percentage of operating revenue decreased from 2.12% in 1998 to 1.92% in 1999. In addition, as a percentage of recurring revenue (i.e., total operating revenue less connection fees), provisions for doubtful accounts decreased from 2.42% to 2.17%. We have applied these credit control measures in Fujian, Henan and Hainan as well, and are currently making improvements to their recovery systems and hardware used to implement such controls. As a percentage of operating expenses, other operating expenses increased from 19.3% in 1998 to 20.6% in 1999.

     Operating Profit. Operating profit increased 71.9% from RMB 7,935 million in 1998 to RMB 13,640 million in 1999 and operating margin (operating profit as a percentage of operating revenue) increased from 30.1% to 35.3%. The increase in operating margin reflects fast subscriber growth and total usage increase as well as a more efficient network and cost structure.

     Write-down and Write-off of Analog Network Equipment. The write-down and write-off of our analog network equipment was RMB 282 million in 1998 and RMB 8,242 million in 1999, due to the acceleration of the development of our technology. See "-- Analog-to-Digital Migration" and "Item 4. Information on the Company -- Business Overview -- Migration from Analog to Digital Network."

     Adjusted EBITDA. Adjusted EBITDA represents earnings before interest income, interest expense, non-operating income (expenses), income taxes, depreciation and amortization, and write-down and write-off of fixed assets. Adjusted EBITDA increased 67.9% from RMB 12,869 million in 1998 to RMB 21,603 million in 1999. This increase was primarily due to the decline in leased line expenses as well as the success of our other cost control efforts. Adjusted EBITDA margin (adjusted EBITDA as a percentage of operating revenue) increased from 48.9% to 55.9%. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities.

     Other Net Income. Other net income, which includes primarily gross profit from sales of SIM cards, handsets and accessories, increased 64.3% from RMB 336 million in 1998 to RMB 552 million in 1999. This increase reflected primarily increased sales of SIM cards and handsets resulting from the increase in subscribers to our GSM networks and a decrease in SIM card costs.

     Finance Costs. Finance costs increased 114.4% from RMB 160 million in 1998 to RMB 343 million in 1999. The increase was primarily due to the increased borrowings by Zhejiang Mobile and Jiangsu Mobile and interest on the US$600 million five-year fixed rate notes issued in 1999.

     Interest Income. Interest income decreased 52.3% from RMB 1,609 million in 1998 to RMB 767 million in 1999. The decrease was due primarily to a reduction in funds from our 1997 initial public offering earning interest because such funds have been utilized for our acquisition of Jiangsu Mobile in 1998 and our network construction.

     Non-operating Net (Expenses)/Income. Non-operating net expenses totaled RMB 70 million in 1999, as compared to an expense of RMB 51 million in 1998. The increase was mainly due to a reduction in losses from the sale of fixed assets in 1999 as compared to 1998.

     Profit before Tax and Minority Interests. Profit before tax and minority interests decreased 31.4% from RMB 9,387 million in 1998 to RMB 6,444 million in 1999.

     Taxation. Our income tax expense decreased 33.7% from RMB 2,486 million in 1998 to RMB 1,647 million in 1999, primarily due to the decline in profits following the write-down and write-off of our analog network equipment. In addition, Hainan Mobile is accorded privileged tax treatment and its income is assessed at a 15% preferential tax rate, instead of the 33% statutory rate, because it is situated in the Hainan Special Economic Administrative Zone.

     Net profit. Net profit decreased 30.5% from RMB 6,900 million in 1998 to RMB 4,797 million in 1999, primarily as a result of the write-down and write-off of the analog network equipment. Net profit margin (net profit as a percentage of operating revenue) decreased from 26.2% to 12.4%. Net profit before the write-down and write-off of the analog network equipment was RMB 10,320 million, representing an increase of 49.6% from 1998.

LIQUIDITY AND CAPITAL RESOURCES

  Working Capital, Cash Flows and Financing

     As of December 31, 2000, we had a working capital surplus (current assets minus current liabilities) of RMB 7,491 million compared to RMB 14,031 million as of December 31, 1999. As of December 31, 1999 and December 31, 2000, accounts receivable totaled RMB 4,957 million and RMB 7,252 million, respectively, primarily reflecting increased sales of our services and the acquisition of the seven regional mobile communications companies in November 2000. Short-term bank and other loans and current portion of obligation under capital leases totaled RMB 4,419 million and RMB 12,095 million as at December 31, 1999 and December 31, 2000, respectively.

     The following table summarizes certain cash flow information for the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Net cash inflows from operating activities..................   13,567     21,662     41,401
Net cash outflow from returns on investments and servicing
  of finance and taxation...................................     (123)    (1,989)    (5,821)
Net cash outflow from investing activities..................  (36,357)   (36,117)   (92,880)
                                                              -------    -------    -------
Net cash outflow before financing activities................  (22,913)   (16,444)   (57,300)
Net cash inflow from financing activities...................      325     18,337     65,653
                                                              -------    -------    -------
(Decrease)/increase in cash and cash equivalents............  (22,588)     1,893      8,353
                                                              -------    -------    -------

     Net cash inflows from operating activities increased from 1998 to 2000, generally reflecting the growth in operating revenue due to the increase in our subscriber base through internal growth and acquisitions.

     Net cash outflow from returns on investments and servicing of finance and taxation increased from 1998 to 1999 primarily due to a significant increase in Chinese income tax paid and a substantial decrease in interest received as a result of the application of the proceeds from our initial public offering towards the acquisitions in 1998 and 1999 and construction of network. Net cash outflow from returns on investments and servicing of finance and taxation increased from 1999 to 2000, primarily due to a significant increase in Chinese income tax paid and a substantial increase in interest paid on the US$600 million fixed rate notes issued in November 1999.

     Net cash outflow from investing activities remained at a high level for 1999, primarily due to the payment of the consideration for our acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile. Net cash outflow from investing activities increased significantly from 1999 to 2000, primarily due to the payment of the consideration for our acquisition of seven additional regional mobile communications companies in 2000.

     Net cash inflow from financing activities reflects net borrowings or repayments of debt, but excludes credit extended to us by equipment suppliers for additions to construction in progress. Net cash inflow from financing activities increased significantly from 1998 to 2000, primarily due to the net proceeds received from the US$600 million fixed rate note offering and the concurrent US$2.0 billion share offering in November 1999, the US$690 million convertible note offering and the concurrent US$6.9 billion share offering in November 2000, and the RMB 12.5 billion syndicated bank loans we entered into in October 2000. See "-- Indebtedness" below for more information regarding the offerings and the syndicated bank loans. These net proceeds were primarily used to finance our acquisitions of a total of ten regional mobile communications companies in Mainland China in 1999 and 2000.

  Indebtedness

     As of December 31, 1999 and 2000, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB 2,332 million and RMB 13,708 million, respectively, and our short-term bank and other loans (including the short-term portion of long-term loans) and current portion of obligation under capital leases totaled RMB 4,419 million and RMB 12,095 million, respectively. Our short-term loans and long-term loans increased in 2000 due to the inclusion of the long- term loans of the seven regional mobile communications companies upon their acquisition by us. Capital lease obligations totaled RMB 2,859 million at December 31, 2000. Total scheduled long-term loans and obligations under capital lease payable in 2001, 2002 and 2003 will be approximately RMB 5,542 million, RMB 6,359 million and RMB 5,871 million, respectively. We currently plan to repay loan amounts due using cash in hand and cash from our operating activities.

     On November 2, 1999, we issued unsecured fixed rate notes with a principal amount of US$600,000,000 due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000.

     On November 3, 2000, we issued unsecured convertible notes with a principal amount of US$690,000,000 due on November 3, 2005. The notes bear interest at the rate of 2.25% per annum and such interest is payable semi-annually on May 3 and November 3 of each year, commencing May 3, 2001.

     Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese banks, we borrowed an aggregate of RMB 12.5 billion in bank loans, including (A) an RMB 5.0 billion loan for a six-month term with a fixed interest rate of 5.022% per annum and (B) an RMB 7.5 billion loan for a three-year term with an interest rate of 5.346% per annum for the first year, to be adjusted annually on each anniversary of the first drawdown date of the loan to equal the rate that is 10% below the three-year base lending rate for financial institutions prevailing on such anniversary date as announced by the People's Bank of China. The loans are guaranteed jointly and severally by six of our operating subsidiaries. As of December 31, 2000, RMB 9.0 billion of the loans had been drawn down and remained outstanding. We intend to repay part of the loans with proceeds from the Renminbi bond offerings described above under "-- Renminbi Bond Offering".

     For an analysis of interest rate risk, please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

  Capital Expenditures

     Capital expenditures during 1998, 1999 and 2000 were RMB 15,030 million, RMB 12,226 million and RMB 20,729 million, respectively. Capital expenditures we made were principally for the development, optimization and expansion of our GSM networks and for the development and trial of new technology based services.

     We estimate that we will expend approximately RMB 45,241 million in 2001, RMB 44,703 million in 2002 and RMB 44,910 million in 2003 mainly to:

      -- further expand our network capacity and coverage to improve the quality of our services;

      -- further optimize the structure, and enhance the management, of our networks;

      -- increase our efforts in improving our business operation support system and network support system;

      --  build our own transmission line where economically advantageous; and

      -- develop and provide wireless data services and other new services using existing and new technologies.

     Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, the proceeds from that offering and, to the extent necessary, short-term and long-term borrowings. We believe that cash in hand and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile communications operations through the end of 2003. If necessary, we may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions.

  Foreign Exchange

     We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures, a substantial portion of which were denominated in U.S. dollars and incurred in connection with our purchase of imported equipment, totaled the equivalent of RMB 15,030 million, RMB 12,226 million and RMB 20,729 million for 1998, 1999 and 2000, respectively. In addition, we also incur interest expense on foreign currency (mainly U.S. dollar) denominated borrowings. U.S. dollar-denominated debt totaled the equivalent of RMB 6,119 million and RMB 13,254 million at December 31, 1999 and 2000, respectively, constituting 45.4% and 35.4% of our total debt as of those dates, respectively.

     All of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation.

     Each of our operating subsidiaries is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

U.S. GAAP RECONCILIATION

     Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Under Hong Kong GAAP, we adopted the acquisition method to account for our acquisitions of the eleven mobile communications companies in 1998, 1999 and 2000. Under the acquisition method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill arising on the acquisition date, being the excess of the cost over the fair value of our share of the separable net assets acquired, was eliminated against reserves immediately on acquisition.

     For U.S. GAAP, because we and these companies are deemed as being under common control prior to the acquisitions, the acquisitions were considered a "combination of entities under common control." Under U.S. GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. The cash consideration we paid has been treated as an equity transaction in the respective years of acquisition for U.S. GAAP purposes.

     In addition, there are other differences between Hong Kong GAAP and U.S. GAAP for the periods presented, which relate primarily to:

      --  the computation of capitalized interest;

      -- the revaluation of fixed assets of the acquired companies under Hong Kong GAAP;

      --  the recognition of deferred income taxes;

      -- the non-recognition under Hong Kong GAAP of certain employee housing scheme costs that we bore;

      --  the treatment of share options we grant to directors and employees;

      -- the recognition as revenue of connection fees and telephone number selection fees; and

      -- the net savings arising from interconnection, roaming and leased line agreements.

     Historically, connection fee revenue was recognized as received for both Hong Kong GAAP and U.S. GAAP for all periods presented to June 30, 1999. Beginning July 1, 1999, we adopted a new accounting policy under U.S. GAAP to defer connection fees received in excess of direct costs and recognize such deferred amount over the estimated customer usage period for the related service. Effective January 1, 2000, under U.S. GAAP, we have adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Under this Staff Accounting Bulletin, connection fees and telephone number selection fees received and incremental direct costs up to but not exceeding such fees are deferred and amortized over the estimated customer usage period for the related service. These changes in accounting policy for U.S. GAAP have significantly impacted the timing of connection fee revenue recognized.

     Disclosure relating to these differences can be found in Note 29 of the consolidated financial statements. In addition, the condensed consolidated balance sheets as of December 31, 1999 and 2000 and the condensed consolidated statements of income, total shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 prepared and presented under U.S. GAAP have been included in Notes 29 and 30 of the consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our directors and senior management as of May 31, 2001.

NAME                                         AGE   POSITION
----                                         ---   --------
Wang Xiaochu...............................  43    Chairman; Chief Executive Officer
Li Zhenqun.................................  55    Vice Chairman; Chief Operating Officer
Ding Donghua...............................  64    Director; Chief Financial Officer
Li Gang....................................  44    Director
Xu Long....................................  44    Director
He Ning....................................  39    Director
Liu Ping...................................  55    Director
Yuan Jianguo...............................  50    Director
Wei Yiping.................................  49    Director
Arthur Li Kwok Cheung......................  55    Independent Non-Executive Director
Chris Gent.................................  52    Independent Non-Executive Director
Lo Ka Shui.................................  54    Independent Non-Executive Director

     Mr. Wang Xiaochu, our Chairman and Chief Executive Officer since 1999. Mr. Wang is in charge of our overall management. He is also Vice President of China Mobile Communications Corporation and the Chairman of China Mobile (Hong Kong) Group Limited and China Mobile Hong Kong (BVI) Limited. Prior to joining us, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang province. He was responsible for the development of China Telecom system's telephone network management systems and various other information technology projects. Mr. Wang graduated from the Beijing University of Posts and Telecommunications in 1980 and has over 20 years of management experience in the telecommunications industry.

     Mr. Li Zhenqun, our Vice Chairman and Chief Operating Officer since 2000. Mr. Li is in charge of our business operations and investor relations. He is also the Vice Chairman of China Mobile (Hong Kong) Group Limited and China Mobile Hong Kong (BVI) Limited. He joined us on 11 August, 2000. Since 1998 and prior to joining us, Mr. Li was the Director of the Xiamen Telecommunications Bureau in Fujian province. He also served as the Director of the Xiamen Posts and Telecommunications Bureau in Fujian Province from 1984 to 1998. He graduated from Peking University in 1970. Mr. Li has 29 years of management experience in the telecommunications industry.

     Mr. Ding Donghua, our Director and Chief Financial Officer since 1997. Mr. Ding is in charge of our financial management. Mr. Ding is also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining us, Mr. Ding was previously the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 39 years of management experience in the telecommunications industry, as well as in economics and finance.

     Mr. Li Gang, our Director since 1999. Mr. Li is responsible for the mobile telecommunications operations in Guangdong Province. He is also the Chairman and President of Guangdong Mobile. He was formerly the Vice Chairman and President of Guangdong Mobile. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1985, and has 27 years of experience in the telecommunications industry.

     Mr. Xu Long, our Director since 1999. Mr. Xu is responsible for the mobile telecommunications operations in Zhejiang Province. He is also the Chairman and President of Zhejiang Mobile. He previously served as the Deputy Director General and the Director of the General Office of Zhejiang Posts and Telecommunications Administration, the President of Zhejiang Nantian Posts and Telecommunications

Group Company and Deputy Director of Shaoxing Posts and Telecommunications Bureau in Zhejiang Province. He graduated from the Zhejiang Radio and Television University in 1985, and has 23 years of experience in the telecommunications industry.

     Mr. He Ning, our Director since 1998. Mr. He is responsible for the mobile telecommunications operations in Jiangsu Province. He is also the Chairman and President of Jiangsu Mobile. Mr. He previously served as the Deputy Director General of the Jiangsu Posts and Telecommunications Administration, the Director and Deputy Director of the Jiangsu Mobile Communications Bureau, and Deputy Director of the Zhenjiang Posts and Telecommunications Bureau in Jiangsu Province. He graduated from the Nanjing Institute of Posts and Telecommunications in 1983, and has 17 years of experience in the telecommunications industry.

     Mr. Liu Ping, our Director since 1999. Mr. Liu is responsible for the mobile telecommunications operations in Fujian Province. He is also the Chairman and President of Fujian Mobile. Mr. Liu previously served as the Deputy Director General of the Fujian Posts and Telecommunications Administration and Director of the Fuzhou Posts and Telecommunications Bureau. He graduated from the Nanjing Institute of Posts and Telecommunications in 1985, and has 23 years of experience in the telecommunications industry.

     Mr. Yuan Jianguo, our Director since 1999. Mr. Yuan is responsible for the mobile telecommunications operations in Henan Province. He is also the Chairman and President of Henan Mobile. Mr. Yuan previously served as the Deputy Director General of the Henan Posts and Telecommunications Administration, and as Director and Deputy Director of the Henan Mobile Communications Bureau. He holds a Masters Degree in Economics Law from the Chinese Academy of Social Sciences, and has 30 years of experience in the telecommunications industry.

     Mr. Wei Yiping, our Director since 1999. Mr. Wei is responsible for the mobile telecommunications operations in Hainan Province. He is also the Chairman and President of Hainan Mobile. Mr. Wei previously served as the Deputy Director General of the Hainan Posts and Telecommunications Administration, and as Director of the Sanya Posts and Telecommunications Bureau. He graduated from Xi'an Foreign Languages Institute and received a Masters Degree in Political Economics from the Beijing Normal University, and has 30 years of experience in the telecommunications industry.

     Professor Arthur Li Kwok Cheung, our Director since 1997. Professor Li is the Vice Chancellor of the Chinese University of Hong Kong, a Director of the Bank of East Asia Limited, a Non-Executive Director and Chairman of the Board of Regal Hotel Group Plc. and a Non-Executive Director of Henderson Cyber Limited. He holds a doctorate degree in medicine from Cambridge University and an honorary doctorate degree in science. He previously served as Board Member of the Hong Kong Hospital Authority and President of the College of Surgeons of Hong Kong. Professor Li was an Advisor on Hong Kong Affairs to the People's Republic of China, a Member of the Basic Law Consultative Committee, a Member of the Preparatory Committee of the Hong Kong Special Administrative Region of the National People's Congress, a Member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Professor Li is a Committee Member of the Ninth Annual Chinese People's Political Consultative Conference.

     Mr. Chris Gent, our Director since February 2001. Mr. Gent is the Chief Executive of Vodafone Group Plc., the world's largest mobile telecommunications company in terms of subscriber number as of December 31, 2000. Mr. Gent joined the Vodafone Group as Managing Director of Vodafone Limited in 1985 when Vodafone launched its first mobile phone service in the UK, and held the position until December 1996, when he became Group Chief Executive. He is also the Chairman of the supervisory board of Mannesmann AG. Mr. Gent has many years of management experience in the telecommunications industry worldwide.

     Dr. Lo Ka Shui, our Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, as well as an independent non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Shanghai Industrial Holdings Limited. Dr. Lo is also a director of Hong Kong Exchanges and Clearing Limited, the chairman of the Listing Committee of the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a member of the Council of Advisors on Innovation and Technology and the chairman of the Hospital Authority. Dr. Lo has many years of commercial management experience.

COMPENSATION

     The aggregate amount of compensation that we paid to our directors and executive officers during 2000 for services performed as directors, officers or employees was approximately RMB 12 million (US$1,449,608).

     We have adopted a share option scheme pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The consideration payable by a participant for the grant of an option under the share option scheme will be HK$1.00. The price for a share payable by a participant upon the exercise of an option will be determined by our directors in their discretion, except that such price may not be set below a minimum price which is the higher of (i) the nominal value of a share and (ii) 80% of the average of the closing prices of ordinary shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option. The period during which an option may be exercised will be determined by the directors in their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme. During 2000, options for a total of 31,590,000 ordinary shares were granted under the share option scheme to certain of our directors and employees. See "-- Share Ownership" below for details on options granted to our directors.

BOARD PRACTICES

     There are three principal committees of the Board: an audit committee, a remuneration committee and a nomination committee.

  Audit Committee

     The members of our audit committee are Professor Arthur Li Kwok Cheung, as chairman of the committee, and Dr. Lo Ka Shui. The audit committee's major responsibilities include:

      -- to consider the appointment of external auditor and matters related to the appointment or dismissal;

      -- to determine the scope of work and terms of engagement of external auditors;

      -- to review semi-annual and annual financial statements before presenting them to the board;

      -- to discuss issues raised by our auditor in relation to semi-annual and annual financials;

      -- to review management letters issued by auditors as well as our response to them;

      -- to review our policy on internal controls prior to presenting them to the board for signatures; and

      --  to undertake such other matters as may be determined by the board.

  Remuneration Committee

     The members of our remuneration committee are Professor Arthur Li Kwok Cheung, as chairman of the committee, and Dr. Lo Ka Shui. The remuneration committee's major responsibilities include:

      -- to provide recommendation to the board in relation to our compensation system and cost;

      -- to determine the compensation for executive directors on behalf of our board;

      -- to determine the terms of termination with respect to the termination of the terms of appointment of any executive director;

      -- to make recommendation to the board regarding statements on director compensation, if any, in our annual reports; and

      -- to make recommendations to the board on whether to invite shareholders in our annual meeting to examine and approve our report on director compensation, if any.

  Nomination Committee

     The members of our Nomination Committee are Mr. Wang Xiaochu, as chairman of the committee, Professor Arthur Li Kwok Cheung, and Dr. Lo Ka Shui. The nomination committee is responsible, upon requests of the board or the chairman, for considering the appointment and re-appointment of our directors and for providing to the board and the chairman its advice and suggestions.

EMPLOYEES

     See "Item 4. Information on the Company -- Business Overview -- Employees."

SHARE OWNERSHIP

     As of May 31, 2001, the following directors and those members of our senior management named in the section entitled "Directors and Senior Management" had interests in our share capital:

                                                        NUMBER OF   PERCENTAGE
                       DIRECTOR                           ADSS       OF CLASS
                       --------                         ---------   ----------
Wang Xiaochu..........................................     500            *
Li Zhenqun............................................     100            *
Ding Donghua..........................................     500            *

---------------

* Less than 1%.

     Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

     As of May 31, 2001, options exercisable for an aggregate of 14,494,000 shares had been granted to the following directors and those members of our senior management named in the section "Directors and Senior Management" under our share option scheme and were outstanding:

     The following options are exercisable at a price of HK$11.10 per share through March 8, 2006.

DIRECTOR                                      NUMBER OF SHARES COVERED BY OPTIONS
--------                                      -----------------------------------
Ding Donghua................................               2,100,000

     The following options are exercisable at a price of HK$33.91 per share through October 7, 2007.

DIRECTOR                                      NUMBER OF SHARES COVERED BY OPTIONS
--------                                      -----------------------------------
Wang Xiaochu................................               3,900,000
Ding Donghua................................               1,100,000
Li Gang.....................................               1,000,000
He Ning.....................................               1,000,000

     The following options are exercisable at a price of HK$45.04 per share through October 7, 2007.

                  DIRECTOR                    NUMBER OF SHARES COVERED BY OPTIONS
                  --------                    -----------------------------------
Wang Xiaochu................................                 200,000
Ding Donghua................................                 200,000
Li Gang.....................................                 180,000
Xu Long.....................................               1,170,000
He Ning.....................................                 166,000
Liu Ping....................................               1,162,000
Yuan Jianguo................................               1,160,000
Wei Yiping..................................               1,156,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

     As of May 31, 2001, approximately 75.6% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. China Mobile Communications Corporation, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own five percent (5%) or more of our ordinary shares. Between our initial public offering and May 31, 2001, our majority shareholders held, directly or indirectly, between approximately 75% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See "Item 4. Information on the Company -- Industry Restructuring and Related Change in Our Shareholding Structure" for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

     We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

RELATED PARTY TRANSACTIONS

     As of May 31, 2001, China Mobile Communications Corporation indirectly owns an aggregate of approximately 75.6% of our issued and outstanding share capital.

     We and each of our subsidiaries have entered into various agreements with China Mobile Communications Corporation and other entities under the control of China Mobile Communications Corporation. The principal terms of the agreements are described below.

     Certain charges for the services under these agreements are based on tariffs set by the Chinese regulatory authorities. Those transactions where the charges are not set by Chinese regulatory authorities are based on commercial negotiation between the parties, in each case on an arm's length basis. In this regard, we have the benefit of the undertaking from China Mobile Communications Corporation that to the extent within its control, we will be treated equally with any other mobile communications entities in respect of all approvals, transactions and arrangements between us on the one hand and China Mobile Communications Corporation and other mobile communications operators controlled by China Mobile Communications Corporation on the other hand, as described below under "Undertaking from China Mobile Communications Corporation."

  Roaming Arrangements

     We offer domestic and international roaming services to our subscribers. In September 1997, in connection with our initial public offering, we entered into domestic roaming arrangements with the mobile communications networks previously controlled by the former Ministry of Posts and Telecommunications.

Those arrangements were replaced by our interconnection and roaming agreement with China Mobile Communications Corporation entered in May 2000, which sets forth the current terms of our domestic roaming arrangements. Under this agreement, with regard to inter-provincial roaming, 80% of the base roaming calling charges payable by a roaming subscriber is credited to the visited network and the remaining 20% is retained by the roaming subscriber's home network. This agreement is valid for two years from April 1, 1999, and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

     With regard to international roaming, roaming calling charges incurred by an international mobile phone subscriber making or receiving a call while roaming in our service regions in Mainland China are collected for us and credited to us by China Mobile Communications Corporation, and we will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on the roaming calling charges from the international mobile communications operators and shares such handling charge equally with us with respect to roaming in calls to our service regions. When our subscribers roam internationally, we will collect the roaming calling charges together with a 15% handling charge from our subscribers and will pay the roaming calling charges together with half of the handling charge collected to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile communications operators concerned.

     In addition, China Mobile Communications Corporation provides inter-provincial and international roaming clearing and settlement services. We pay to China Mobile Communications Corporation a roaming call record processing fee of RMB 0.02 for each inter-provincial roaming call record processed and RMB
0.30 for each international roaming call record processed.

  Licensing of Trademark

     China Mobile Communications Corporation is the owner of the "CHINA MOBILE" name and logo, a registered trademark in Mainland China. In addition, it has filed applications in Hong Kong to register the "CHINA MOBILE" name and logo as a trademark for certain goods and services. In October 1999, we entered into a licensing agreement with China Mobile Communications Corporation for the use of the "CHINA MOBILE" name and logo by us and our operating subsidiaries. Under this agreement, no license fee is payable by us for the first three years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation. China Mobile Communications Corporation may terminate the license agreement if it no longer has any interests in us.

  Spectrum Fees

     The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile communications operators in Mainland China, including us. Based on this standardized fee scale, China Mobile Communications Corporation determines the allocation of spectrum usage fees to be paid by each mobile communications operator under its control and the aggregate sum payable to the Ministry of Information Industry. In October 1999, we entered into an agreement with China Mobile Communications Corporation, under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to us in our service regions. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and China Mobile Communications Corporation's operating subsidiaries. 60% of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of such charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

  Sharing of Inter-Provincial Transmission Line Leasing Fees

     In May 2000, we entered into an agreement with China Mobile Communications Corporation in relation to the leasing of inter-provincial transmission lines. This agreement is valid for two years from April 1, 1999 and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of its term. More details about the arrangements are described under "Item 5. Operating and Financial Review and Prospects -- Overview of Our Operations -- Our New Operating Arrangements with China Mobile Communications Corporation Have Affected and May Continue to Affect Our Financial Results".

  Interconnection Arrangements

     Our networks interconnect with the mobile communications networks of China Mobile Communications Corporation in other regions. In May 2000, we entered into an interconnection and roaming agreement with China Mobile Communications Corporation. Under this agreement, with regard to inter-provincial roaming, when the roaming subscriber places a call from a roaming location, the operator of the visited network receives all long distance calling charges, if any, and when the roaming subscriber receives a call at a roaming location, the network operator with whom the subscriber is registered retains all long distance calling charges, if any.

     International long distance calling charges incurred by an international mobile phone subscriber making an international long distance call while roaming in the areas in Mainland China where we operate are collected by China Mobile Communications Corporation and are credited to us. We will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on such international long distance calling charges from the international mobile communications operators and shares such handling charges equally with us. When our subscribers roam internationally, we will collect the international long distance calling charges, if any, together with a 15% handling charge from our subscribers and will pay the international long distance calling charges together with half of the handling charges to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile communications operators concerned. Where long distance charges cannot be distinguished from base roaming charges, such long distance charges are grouped under roaming charges.

  Prepaid Services

     Prepaid services allow subscribers to add value to their SIM cards by purchasing value-adding cards from any of our network operators or China Mobile Communications Corporation's other network operators. We have entered into an agreement with China Mobile Communications Corporation regarding the sharing and settlement of revenue when prepaid subscribers purchase value-adding cards from network operators other than their home network operators. This agreement is for a term of one year from July 1, 2000 (the sharing of revenue from prepaid subscribers purchasing value-adding cards from network operators other than their home network operators commenced from February 1, 2000) and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The agreement was amended on May 11, 2001 with retroactive effect from April 21, 2001. Under the amended agreement, the mobile network operator in the location that issues the value-adding card remits 95% of the face value of the value-adding card to the subscriber's home network operator, and keeps the remainder as a handling charge. Prior to the amendment, the remittance amount to home network operator was 85% of the face value of the value-adding card.

  Platform Development

     Aspire Holdings Limited, our 78.6% owned joint venture with Hewlett-Packard Company, entered into a platform development master agreement with each of us and China Mobile Communications Corporation on January 10, 2001. Under the two platform development master agreements, Aspire (or its subsidiaries) will provide the same scope of technology platform development and maintenance services to us and our subsidiaries and to China Mobile Communications Corporation and their respective mobile telecommunica-tions subsidiaries in various regions in Mainland China. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

     Under the platform development master agreements, we and China Mobile Communications Corporation will each pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

  Property Leasing and Management Services

     We lease from other subsidiaries of China Mobile Communications Corporation various properties that are used as office space and for locating our cell sites and switching equipment. In relation to leased properties, the rental payments are determined with reference to market rates. In relation to properties sub-leased by such subsidiaries to the companies that we acquired in November 2000 (which were in turn leased to such subsidiaries by third parties), the rental is equal to the rental payable to such third parties and such subsidiaries do not make any gains as the intermediate lessors. Some of such subsidiaries of China Mobile Communications Corporation also provide property management services in relation to the properties leased or subleased (other than for Tianjin Mobile and Guangxi Mobile). Property management fees are determined with reference to market rates.

     The initial terms of such leases and sub-leases range from six months to ten years. The initial terms of such leases and sub-leases to Guangxi Mobile are renewable on an annual basis if Guangxi Mobile gives six months' notice of its intention to renew. Guangxi Mobile is entitled to terminate such leases and sub-leases by giving three months' notice at any time. The initial terms of such leases and sub-leases to Tianjin Mobile are automatically renewable on an annual basis unless terminated by Tianjin Mobile by three months' notice given at any time or by the relevant lessor by giving notice of its intention to terminate three months prior to expiration of the relevant term. The initial terms of such leases and sub-leases to Shanghai Mobile are automatically renewed on an annual basis unless terminated by Shanghai Mobile by three months' notice given at any time or in relation to sub-leases terminated by the relevant lessor by giving three months' notice prior to the expiration of the relevant term. In relation to the our other subsidiaries, the relevant lease terms and (subject to the relevant head lease being valid or renewable for the extended term) sub-lease terms will be automatically renewed on an annual basis unless terminated by the relevant companies with three months' notice given at any time and, in relation to sub-leased properties, the relevant lessor may also terminate by giving three months' notice prior to the expiration of the relevant term. Beijing Mobile also leases certain properties and provides property management services to a subsidiary of China Mobile Communications Corporation for an initial term of one year and on terms substantially similar to those set out above in this paragraph.

  Construction and Related Services

     Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile entered into agreements with certain subsidiaries of China Mobile Communications Corporation under which such subsidiaries provide services such as construction, design, equipment installation, testing and/or maintenance services and or act as general contractors in relation to construction and other projects of our subsidiaries. Such agreements are for terms of between six months and 16 months, which will be automatically renewed on an annual basis unless either party (in the case of Shandong Mobile, Shanghai Mobile and Beijing Mobile) or Liaoning Mobile (in the case of Liaoning Mobile) notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the arrangement. Beijing Mobile had also previously entered into other agreements for the provision of certain construction and related services which will continue to be performed according to their terms after Beijing Mobile was acquired by us in November 2000. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

  Equipment Maintenance and Related Services

     Beijing Mobile, Shanghai Mobile and Liaoning Mobile entered into agreements with certain subsidiaries of China Mobile Communications Corporation under which such subsidiaries provide equipment maintenance and related services to such companies. Such agreements are for terms of between six months and 15 months, which will be automatically renewed on an annual basis unless either party (in case of Beijing Mobile) or Shanghai Mobile or Liaoning Mobile (in the case of Shanghai Mobile and Liaoning Mobile, respectively) notifies the other of its intention to terminate in writing at least three months prior to the expiration of the term. Beijing Mobile had also previously entered into another agreement for the provision of certain equipment maintenance services which will continue to be performed according to its terms after the acquisition. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

  Transmission Tower Production, Sales and Other Services and Antenna Maintenance Services

     Hebei Mobile entered into an agreement with a subsidiary of China Mobile Communications Corporation under which such subsidiary provides transmission tower design, production, installation and maintenance services and antenna maintenance services to Hebei Mobile, and sells transmission towers and spare parts to Hebei Mobile. The initial term of this agreement is for one year from August 1, 2000 to July 30, 2001. This agreement will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate in writing at least three months prior to the expiration of the term. The price of such transmission towers and spare parts and the charges payable for services rendered under this agreement are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

  Collection Services and Sales Arrangements

     Henan Mobile entered into an agreement with a subsidiary of China Mobile Communications Corporation in August 1999 in respect of the provision by the China Mobile Communications Corporation subsidiary of certain payment collection services to Henan Mobile. The collection service charges payable by Henan Mobile amount to 1% of collections.

     In addition, Henan Mobile also entered into a sales service agreement with a subsidiary of China Mobile Communications Corporation in August 1999 pursuant to which the China Mobile Communications Corporation subsidiary has agreed to market through its outlets Henan Mobile's mobile phone services. The maximum sales service charges of RMB 250 per subscriber are based on commercial negotiation on an arm's-length basis by reference to the prevailing market rates.

  Miscellaneous

     The transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Listing Rules of the Hong Kong Stock Exchange, these transactions are considered to be "connected transactions" and would normally require full disclosure and prior independent shareholders' approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, a waiver from compliance with the normal approval and disclosure requirements related to connected transactions under the Listing Rules, which will be effective until December 31, 2004, except that the waivers for transactions relating to prepaid services and platform development will expire on December 31, 2003, upon the following conditions as applicable:

(a) the transactions as well as the respective agreements governing such transactions will be (A) entered into in the ordinary and usual course of business on terms that are fair and reasonable so far as our independent shareholders are concerned, and (B) on normal commercial terms and in accordance with the terms of the agreements governing such transactions;

(b) details of the transactions, as required by rule 14.25(1)(A) to (D) of the Listing Rules, shall be disclosed in our annual report;

(c) our independent non-executive directors shall review annually the transactions and confirm in our annual report and accounts for the relevant year that the transactions have been conducted in the manner stated in paragraph (a) above and within the upper limits stated below;

(d) our auditors shall review annually the transactions and provide our directors with a letter, details of which will be set out in our annual accounts, stating that the transactions:

      --  received the approval of our board of directors;

      -- are in accordance with the pricing policies as stated in our annual report;

      --  have been conducted in the manner as stated in (a)(B) above; and

      -- the upper limits as set forth in paragraph (g) below have not been exceeded.

(e) details of the transactions are disclosed to our independent shareholders who shall have voted in favor of an ordinary resolution to approve the connected transactions and the upper limits set out below at our extraordinary general meeting; and

(f) China Mobile Communications Corporation has undertaken to us that our auditors will be granted access to such of its and its associates' accounting records for the purposes of reviewing the transactions mentioned above.

(g) with respect to the following types of transactions entered into and to be entered into by us, the waiver was applied for and granted under the additional condition that they shall not exceed the relevant upper limits set out below in each of our fiscal years:

      -- payments by us to subsidiaries of China Mobile Communications Corporation for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment by us to subsidiaries of China Mobile Communications Corporation for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

      -- payments by us to subsidiaries of China Mobile Communications Corporation for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated turnover of such fiscal year;

      -- payments by us to subsidiaries of China Mobile Communications Corporation for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated total operating revenue in such year;

      -- payments by us to subsidiaries of China Mobile Communications Corporation for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated total operating revenue in such year;

      -- payments by Hebei Mobile to the relevant subsidiary of China Mobile Communications Corporation for purchase of transmission towers and transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated total operating revenue in such year;

      -- handling charges received by us from subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 2% of our consolidated total operating revenue in such year, and handling charges paid by us to subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 2% of our total operating revenue in such year; and

      -- payments by each of us and China Mobile Communications corporation to Aspire in respect of equipment charges, system integration fees, software licensing fees, technical support fees and/or major overhaul charges for mobile Internet service platform in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year.

     Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 12, 2001.

  Undertaking from China Mobile Communications Corporation

     China Mobile Communications Corporation has undertaken that:

      -- it will extend its full support to our present operations and future development;

      -- we will be the only mobile communications services company operating in Mainland China under China Mobile Communications Corporation's control that will be listed on any securities exchange in Hong Kong or outside China;

      -- to the extent within China Mobile Communications Corporation's control, we will be treated equally with any other mobile communications operators in respect of all approvals, transactions and arrangements between us and China Mobile Communications Corporation and other mobile communications entities controlled by China Mobile Communications Corporation;

      -- China Mobile Communications Corporation and the provincial entities under its control will not, directly or indirectly, participate in the operation of any mobile communications services in any province in which we currently operate or may operate in the future; and

      -- in the provinces in which we operate, we will have the option to operate additional communications services that fall within China Mobile Communications Corporation's scope of business (including the testing and commercial operation of services using new technologies such as third generation mobile communications technologies), and we will have the right to acquire China Mobile Communications Corporation's interest in such services.

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS

     Our audited consolidated financial statements are set forth beginning on Page F-1.

LEGAL PROCEEDING

     We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

POLICY ON DIVIDEND DISTRIBUTIONS

     Our board of directors did not recommend the payment of a dividend for the year ended December 31, 2000. As we are experiencing a period of rapid growth, the board deems it desirable that capital be retained for additional investment, network expansion and optimization, as well as potential acquisition of quality assets. We have not declared or paid any dividends since our incorporation in September 1997.

ITEM 9.  THE OFFER AND LISTING.

     In connection with our initial public offering, our American depositary shares, or ADSs, each representing twenty ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol "CHL". Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

     As of December 31, 2000 and May 31, 2001, there were, respectively, 18,605,312,241 and 18,605,348,241 ordinary shares issued and outstanding. As of December 31, 2000 and May 31, 2001, there were, respectively, 103 and 100 registered holders of American depositary receipts evidencing 121,711,883 and 103,801,911 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary of the ADSs is The Bank of New York.

     The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows. The information for periods prior to July 2000 have been restated to reflect the change in our ADS-to-share ratio from one-to-twenty to one-to-five, which became effective on July 5, 2000:

                                                      PRICE PER SHARE     PRICE PER ADS
                                                           (HK$)              (US$)
                                                      ----------------    --------------
                                                       HIGH      LOW      HIGH      LOW
                                                      ------    ------    -----    -----
1997
Fourth Quarter......................................  14.40     10.55      9.50     6.91
1998
First Quarter.......................................  16.25     10.30     10.66     6.91
Second Quarter......................................  16.15     11.40     10.42     7.53
Third Quarter.......................................  13.70      8.90      9.00     5.73
Fourth Quarter......................................  15.90     11.65     10.23     7.19
1999
First Quarter.......................................  15.50     12.60     10.00     8.09
Second Quarter......................................  22.45     13.05     14.39     8.55
Third Quarter.......................................  26.70     21.00     17.16    13.56
Fourth Quarter......................................  48.60     24.00     32.16    15.38
2000
First Quarter.......................................  79.00     41.70     50.73    27.41
Second Quarter......................................  72.25     47.90     46.91    30.80
Third Quarter.......................................  75.75     47.20     48.94    31.63
Fourth Quarter......................................  59.00     40.30     37.38    25.94
2001
First Quarter.......................................  50.50     33.30     33.00    21.45
Second Quarter (through May 31).....................  41.80     29.70     26.51    19.50
December 2000.......................................  48.20     41.40     31.25    26.25
January 2001........................................  49.90     40.70     33.00    26.25
February 2001.......................................  50.50     42.20     32.60    26.58
March 2001..........................................  40.10     33.30     24.68    21.45
April 2001..........................................  38.90     29.70     25.35    19.50
May 2001 (through May 31)...........................  41.80     37.20     26.51    23.50

ITEM 10.  ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Under Section 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person and, in addition and without limit, we may do anything which it is permitted or required to do by any enactment or rule of law.

  Directors

     Material Interests. A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest in accordance with the provisions of the Companies Ordinance (Chapter 32) of Hong Kong. A director shall not vote, or be counted in the quorum, on any resolution of the board in respect of any contract or arrangement or proposal in which he is, to his knowledge, materially interested, and if he shall do so his vote shall not be counted or counted in the quorum for that resolution. The above prohibition shall not apply to any contract, arrangement or proposal:

      -- for the giving by us of any security or indemnity to the director in respect of money lent or obligations incurred or undertaken by him at the request of, or for, our or any of our subsidiaries' benefit;

      -- for the giving by us of any security to a third party in respect of our or any of our subsidiaries' debt or obligation for which the director has himself assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

      -- concerning an offer of the shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the director is, or is to be, interested as a participant in the underwriting or sub-underwriting of the offer;

      -- in which the director is interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his interest in our shares or debentures or other securities;

      -- concerning any other company in which the director is interested, directly or indirectly, as an officer or a shareholder or in which the director is beneficially interested in shares of that company other than a company in which the director, together with any of his associates, is beneficially interested in five percent or more of the issued share of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights;

      -- for the benefit of our or any of our subsidiaries' employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to both our, or any of our subsidiaries', directors and employees and does not give the director any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

      -- concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries' employees under which the director may benefit.

     Compensation and Pension. The directors are entitled to receive by way of remuneration for their services such sum as we may determine from time to time in general meeting. The directors are also entitled to be repaid their reasonable traveling, hotel and other expenses incurred by them in or about the performance of their duties as directors. The directors may award special remuneration out of our funds, by way of salary, commission or otherwise as the directors may determine, to any director who performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director.

     The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to any persons (A) who are or were at any time in employment or service of our company (or any of our subsidiaries) or is allied or associated with us or any of our subsidiaries, or
(B) who are or were at any time our (or any of our subsidiaries') directors or officers, and holding or who have held any salaried employment or office in our company or any of our subsidiaries, and the wives, widows, families and dependants of any of these persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

     Borrowing Powers. The directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for the debt, liability or obligation of our company or any third party.

     Qualification; Retirement. A director need not hold any of our shares to qualify as a director. There is no age limit requirement for a director's retirement or non-retirement.

     At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation except for any director holding office as chairman or chief executive officer. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

  Rights Attaching to Ordinary Shares

     The section entitled "Description of Share Capital" in our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000, is incorporated in this annual report by reference.

     Pursuant to ordinary resolutions passed at our extraordinary general meeting held on November 10, 2000, our authorized share capital was increased, by the creation of an additional 14,000,000,000 ordinary shares of HK$0.10 each, which rank pari passu with the existing ordinary shares, to a total of HK$3,000,000,000 divided into 30,000,000,000 ordinary shares.

  Annual General Meetings and Extraordinary General Meetings

     We must hold, in each year, a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting must be held at such time (which shall be within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings are extraordinary meetings. The directors may proceed to convene an extraordinary general meeting whenever they think fit, in accordance with the Companies Ordinance.

     In general, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing, and any other general meeting shall be called by not less than 14 days' notice in writing. The notice must specify the place, date and time of the meeting and, in the case of special business, the general nature of that business.

  Miscellaneous

     We keep our share register with our share registrar, which is Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, China. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance (Chapter 32) of Hong Kong, and our company number is 622909.

MATERIAL CONTRACTS

     See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for certain arrangements we have entered into with China Mobile Communications Corporation.

     In addition, in the ordinary course of our business, we have entered into the following agreements with China Telecommunications Corporation or its subsidiaries.

  Interconnection Arrangements

     Each of our operating subsidiaries has entered into an interconnection agreement with the subsidiary of China Telecommunications Corporation that operates the fixed line network in its network area. A majority of calls on our networks involve interconnection with China Telecommunications Corporation's fixed line network. The economic terms of the interconnection arrangements are described under "Item 4. Information on the Company -- Interconnection." Each of these agreements is valid for one year from various dates between October 1, 1999 and August 10, 2000, and will be renewed automatically on an annual basis (in the case of Jiangsu Mobile, to be renewed automatically for another year) unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

  Leasing of Intra-Provincial or Local Transmission Lines

     Each of our operating subsidiaries leases certain transmission lines from the relevant subsidiary of China Telecommunications Corporation in its network area in order to link our base transceiver stations, base station controllers and mobile switching centers and to interconnect our network to the fixed line networks of China Telecommunications Corporation and the mobile communications networks of other operators. The agreement is valid for ten years and two months from October 20, 1997 in the case of Guangdong Mobile, three years from January 1, 2000 in the case of Zhejiang Mobile and eight years from July 1, 1999 in the case of Jiangsu Mobile. Each of the remaining agreements is valid for one year from various dates between January 1 and August 10, 2000. On the expiration of the initial term, the agreement in respect of Guangdong Mobile will be renewed automatically for another ten years (unless either party notifies the other of its intention to terminate at least six months prior to the expiration of the term), the agreement in respect of Zhejiang Mobile will be renewable subject to agreement by the parties and the agreement in respect of Jiangsu Mobile will be renewed automatically for another year (unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term), and each of the other agreements will be renewed automatically on an annual basis (unless either party notified the other of its intention to terminate at least three months prior to the expiration of the term).

  Leasing of Synchronized Clock Ports

     Each of Zhejiang Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile leases synchronized clock ports from the relevant subsidiary of China Telecommunications Corporation that operates the fixed line network in its network area. The synchronized clocks ensure both the mobile and the fixed line networks run simultaneously. Each of these agreements, with the exception of Zhejiang Mobile, provides for an annual lease payment of RMB 25,000 per clock port and is valid for one year from various dates between January 1 and August 10, 2000, and will be renewed automatically on an annual basis unless either party notified the other of its intention to terminate at least three months prior to the expiration of the term. The Zhejiang Mobile agreement provides for an annual lease payment of RMB 24,000 per clock port and is valid from October 1, 1999 to December 31, 2002 and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

  Account Processing Services

     Shanghai Mobile has entered into an account processing service agreement with the subsidiary of China Telecommunications Corporation in Shanghai, under which the China Telecommunications Corporation subsidiary in Shanghai provides bill processing and mailing services to Shanghai Mobile. The agreement is valid for one year from August 10, 2000 and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The monthly service fee payable by Shanghai Mobile is RMB 0.86 per mobile phone number.

  Collection Services

     Zhejiang Mobile, Jiangsu Mobile, Henan Mobile, Beijing Mobile, Shanghai Mobile, Hebei Mobile, Liaoning Mobile and Shandong Mobile handle their own payment collection. Each of Guangdong Mobile, Fujian Mobile, Hainan Mobile, Tianjin Mobile and Guangxi Mobile has entered into a service agreement with the relevant subsidiary of China Telecommunications Corporation that operates the fixed line network in its network area, under which the fixed line operator provides certain payment collection services to the mobile communications operator. In the case of Guangdong Mobile, it is required to pay market price for the service, and the term of the agreement is three years from October 20, 1997. In the case of Fujian Mobile and Hainan Mobile, the service fee payable is RMB 0.01 for each RMB 1.00 collected, and the term of the agreement is one year from January 1, 2000 and April 2, 2000, respectively. In the case of Tianjin Mobile and Guangxi Mobile, the service fee payable is RMB 0.0075 and RMB 0.01, respectively, for each RMB 1.00 collected, and the term of the agreement is one year from August 10, 2000. Each of the agreements will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term, except in the case of Guangdong Mobile, the lease is terminable at any time by Guangdong Mobile upon six months' prior notice.

  Distribution and Marketing Arrangements

     Each of our operating subsidiaries (except Guangdong Mobile) markets and sells its mobile communications services in part through authorized dealers under the control of the relevant subsidiary of China Telecommunications Corporation in its network area. In the case of Zhejiang Mobile and Jiangsu Mobile, the commission payable is RMB 300 per new contract subscriber acquired. In the case of Fujian Mobile, the commission payable is an amount not lower than the commission paid to authorized dealers not affiliated with China Telecommunications Corporation. In the case of Henan Mobile, the commission payable is RMB 250 per new contract subscriber acquired; and an agency fee equal to 5% of the total sales value of all prepaid card sales. In the case of Hainan Mobile, the commission payable is RMB 250 (for bulk sales) or RMB 150 (for retail sales) per new contract subscriber acquired, and an agency fee equal to 5% (for bulk sales) or 4% (for retail sales) of the total sales values of all prepaid card sales. The agreement for Zhejiang Mobile has a term of one year and three months from October 1, 1999, the agreement for Jiangsu Mobile has a term of five years from January 1, 1998, and each of the other agreements have a term of one year from January 1, 2000 (for Fujian Mobile and Henan Mobile) or April 2, 2000 (for Hainan Mobile). The agreements with Zhejiang Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile are renewable upon mutual agreement. The agreement with Jiangsu Mobile is to be renewed automatically for an additional year unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

     Guangxi Mobile markets its mobile communications services in part through authorized dealers under the control of China Telecommunications Corporation under an agency agreement with the fixed line operator in Guangxi. The commission payable is RMB 200 (for bulk sales) or RMB 100 (for retail sales) per new contract subscriber acquired, RMB 40 (for bulk sales) or RMB 20 (for retail sales) per prepaid card subscriber acquired, plus a service fee equal to 12% (for bulk sales) or 10% (for retail sales) of the total sales values of all prepaid card sales. The initial term of the agreement is from August 8, 2000 to December 31, 2000, to be renewed automatically for an additional year unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

  Equipment Maintenance Services

     Each of Fujian Mobile, Beijing Mobile, Tianjin Mobile and Guangxi Mobile has entered into an equipment maintenance service agreement with the relevant subsidiary of China Telecommunications Corporation that operates the fixed line network in its network area, under which the fixed line operator provides maintenance services for the operating equipment of the mobile communications operator. In the case of Fujian Mobile, the annual service fee is 1% of the total book value of equipment maintained, and the term of the agreement is one year from January 1, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. In the case of Beijing Mobile, the annual service fee is 0.3% of the total book value of equipment maintained, and the initial term of the agreement is one year from August 8, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. In the case of Tianjin Mobile and Guangxi Mobile, the annual service fee is the rate set by the Chinese government, or if there is no such rate, the rate agreed by the parties, and the term of the agreement is one year from August 10, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

  Leasing of Offices and Sites for Network Equipment

     Each of our operating subsidiaries has leased certain premises from the relevant subsidiary of China Telecommunications Corporation that operates the fixed line network in its network area for use as offices, retail outlets, warehouses and sites for locating equipment. Each of Fujian Mobile, Beijing Mobile, Shanghai

Mobile and Tianjin Mobile also leases to the fixed line operator in Fujian, Beijing, Shanghai and Tianjin, respectively, certain properties under similar terms.

EXCHANGE CONTROLS

     The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currency. Prior to January 1, 1994, Renminbi could be converted to foreign currency through the Bank of China or other authorized institutions at official rates fixed daily by the State Administration of Foreign Exchange. Renminbi could also be converted at swap centers open to Chinese enterprises and foreign invested enterprises, subject to State Administration of Foreign Exchange approval of each foreign currency trade, at exchange rates negotiated by the parties for each transaction. In the year ended December 31, 1993, as much as 80% by value of all foreign exchange transactions in China took place through the swap centers. The exchange rate quoted by the Bank of China differed substantially from that available in the swap centers. Effective January 1, 1994, a unitary exchange rate system was introduced in China, replacing the dual-rate system previously in effect. In connection with the creation of a unitary exchange system, the China Foreign Exchange Trading System inter-bank foreign exchange market was established. Under the unitary foreign exchange system, People's Bank of China sets daily exchange rates for conversion of Renminbi into U.S. dollars and other currencies based on the China Foreign Exchange Trading System interbank market rates, and the Bank of China and other authorized banks may engage in foreign exchange transactions at rates that vary within a prescribed range above or below rates set by the People's Bank of China.

     In the event of shortages of foreign currencies, China Mobile may be unable to convert sufficient Renminbi into foreign currency to meet its foreign currency obligations or to pay dividends in foreign currency.

     The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against the U.S. dollars. Any future devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 1999 and 2000, the Renminbi has remained stable against the U.S. dollar. The Chinese government has indicated on several occasions that it would not allow the Renminbi to devalue in 2001.

     There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our memorandum and articles of association or other constituent documents.

TAXATION -- HONG KONG

     The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax adviser regarding the tax consequences of an investment in the ordinary shares and ADSs. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

  Tax on Dividends

     Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

  Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

  Stamp Duty

     Hong Kong stamp duty, currently charged at the rate of HK$1.125 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2.25 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

  Estate Duty

     The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner's residence, citizenship or domicile). Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

TAXATION -- U.S.

  United States Federal Income Taxation

     This section describes the material United States federal income tax consequences of the purchase, ownership and disposition of our shares. This section applies to you only if you hold your shares as capital assets for United States federal income tax purposes. This section does not discuss special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

      --  a dealer in securities

      -- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

      --  a tax-exempt organization;

      --  a life insurance company;

      --  a person liable for alternative minimum tax;

      -- a person that actually or constructively owns 10% or more of our voting stock;

      -- a person that holds shares as part of a straddle or a hedging or conversion transaction; or

      --  a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     You are a U.S. holder if you are a beneficial owner of shares and you are:

      --  a citizen or resident of the United States;

      -- a corporation, partnership or other entity organized under the laws of the United States or any state thereof;

      -- an estate whose income is subject to United States federal income tax regardless of its source; or

      -- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     A "non-U.S. holder" is a beneficial owner of shares that is not a U.S. holder.

     You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and in your particular circumstances.

     This discussion addresses only United States federal income taxation.

       Taxation of Dividends

     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the "spot rate" on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

     Subject to certain limitations, the Hong Kong tax withheld and paid over to Hong Kong will be creditable against your United States federal income tax liability. Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

  Taxation of Capital Gains

     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

  PFIC Rules

     We believe that shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares:

      -- at least 75% of our gross income for the taxable year is passive income or

      -- at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

      -- any gain you realize on the sale or other disposition of your shares or ADSs and

      -- any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

     Under these rules:

      -- the gain or excess distribution will be allocated ratably over your holding period for the shares,

      -- the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

      -- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

      -- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     If you own shares in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

     If you own shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

DOCUMENTS ON DISPLAY

     You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term, fixed- and variable-rate bank and other loans with original maturities ranging from one to five years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2000.

     We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated short- and long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2000. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

     The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2000 and 1999.

                                                                                                AS OF              AS OF
                                                                                            DECEMBER 31,        DECEMBER 31,
                                                                                                2000                1999
                                                                                          -----------------   ----------------
                                                 EXPECTED MATURITY DATE                    TOTAL               TOTAL
                                          ------------------------------------   THERE-   RECORDED    FAIR    RECORDED   FAIR
                                          2001    2002    2003    2004    2005   AFTER     AMOUNT    VALUE     AMOUNT    VALUE
                                          -----   -----   -----   -----   ----   ------   --------   ------   --------   -----
                                                          (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
Debt:
  Fixed rate bank and other loans.......  8,321   3,646   1,127   1,364   102       70     14,630    14,700    5,351     5,386
  Average interest rate.................   5.34%   5.84%   6.11%   6.04%  5.33%   5.18%      5.59%       --     6.42%       --
  Variable rate bank and other loans....  2,150   1,637   4,527      --    --       --      8,314     8,314    1,225     1,225
  Average interest rate.................   6.33%   6.05%   5.43%     --    --       --       5.79%       --     6.04%       --

---------------

* The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

     The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of cash and cash equivalents, short- and long-term debt obligations and capital commitments as of December 31, 2000 and 1999.

                                                                                              AS OF              AS OF
                                                                                           DECEMBER 31,       DECEMBER 31,
                                                                                               2000               1999
                                                                                         ----------------   ----------------
                                                                                          TOTAL              TOTAL
                                                                                THERE-   RECORDED   FAIR    RECORDED   FAIR
                                            2001    2002   2003   2004   2005   AFTER     AMOUNT    VALUE    AMOUNT    VALUE
                                            -----   ----   ----   ----   ----   ------   --------   -----   --------   -----
                                                          (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
ON-BALANCE SHEET FINANCIAL INSTRUMENTS:
Cash and cash equivalents:
  in U.S. dollars.........................  3,788    --     --     --     --       --     3,788     3,788    5,071     5,071
  in Hong Kong dollars....................  1,288    --     --     --     --       --     1,288     1,288    2,083     2,083
Debt:
  Fixed rate bank and other loans (U.S.
    dollar)...............................    113   165    166     82     --       --       526      536       744       751
  Average interest rate...................   7.50%  7.50%  7.50%  7.50%   --       --      7.50%      --      7.50%       --
  Variable rate bank and other loans (U.S.
    dollar)...............................    195    79     --     --     --       --       274      274       246       246
  Average interest rate...................   7.65%  7.75%   --     --     --       --      7.68%      --      6.77%       --
Off-balance sheet commitments
  Capital commitments authorized and
    contracted for in U.S. dollars........  3,526    --     --     --     --       --     3,526     3,526    4,932     4,932

---------------

* The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS.

     The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-7634), filed by us in connection with our initial public offering. The registration statement became effective on October 15, 1997.

     As of December 31, 1999, the balance of net proceeds from the above referenced offering was RMB 3,953 million (approximately US$477 million). In 2000, approximately RMB 2,365 million (approximately US$285 million) of this amount was paid to China Mobile Hong Kong (BVI) Limited, our direct parent company, as part of the purchase price for our acquisition of seven regional mobile communications companies in Mainland China in November 2000. The rest of the amount was applied to fund the development and expansion of our mobile communications networks in our service regions in Mainland China. None of the network related payments were direct or indirect payments to our directors, officers and general partners or their associates, persons owning 10% or more of our ordinary shares, or our affiliates. As of December 31, 2000, all of the net proceeds had been applied.

ITEM 15.  [RESERVED].

ITEM 16.  [RESERVED].

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.  FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this annual report.

CHINA MOBILE (HONG KONG) LIMITED:
Index to consolidated financial statements..................   F-1
Independent auditors' report................................   F-2
Consolidated statements of income for each of the three
  years ended December 31, 1998, 1999 and 2000..............   F-3
Consolidated statements of recognized gains and losses for
  each of the three years ended December 31, 1998, 1999 and
  2000......................................................   F-4
Consolidated balance sheets as of December 31, 1999 and
  2000......................................................   F-5
Consolidated statements of cash flows for each of the three
  years ended December 31, 1998, 1999 and 2000..............   F-6
Consolidated statements of shareholders' equity for each of
  the three years ended December 31, 1998, 1999 and 2000....  F-11
Notes to consolidated financial statements..................  F-12

ITEM 19.  EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report:

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 1.1       --  Memorandum and Articles of Association (as amended).

 2.1       --  Agreement concerning the provision of the documents relating to Renminbi denominated bonds issued by Guangdong Mobile.

 2.2       --  Guarantee from China Mobile Communications Corporation for the RMB 5 billion guaranteed bonds due in 2011 issued by Guangdong Mobile.

 4.1       --  Agreement Regarding Provincial Network Interconnection,
               Roaming and Settlement of Account, dated October 8, 1999, between China Telecom (Hong Kong) Limited and China Mobile
               (Hong Kong) Limited.(2)

 4.2       --  Agreement Regarding the Use of Frequency/Number Resources,
               dated October 8, 1999, between China Telecom (Hong Kong)
               Limited and China Mobile (Hong Kong) Limited.(2)

 4.3       --  Agreement on Trademark Use, dated October 8, 1999, between
               China Telecom (Hong Kong) Limited and China Mobile (Hong
               Kong) Limited.(2)

 4.4       --  Supplemental Agreement to Trademark Licensing Agreement,
               dated September 15, 1999, between China Telecom (Hong Kong)
               Limited and Directorate General Telecommunications.(2)

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 4.5       --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated October 8, 1999, between Guangdong Mobile and Guangdong Posts and Telecommunications Administration
               ("PTA").(2)

 4.6       --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated October 5, 1999, between Zhejiang Mobile and Zhejiang PTA.(2)

 4.7       --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated October 8, 1999, between Jiangsu Mobile and Jiangsu PTA.(2)

 4.8       --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated August 30, 1999, between Fujian Mobile
               Communication Bureau and Fujian PTA.(2)

 4.9       --  Synchronous Clock Port Leasing Agreement, dated August 30,
               1999, between Fujian Mobile Communication Bureau and Fujian
               PTA.(2)

 4.10      --  Local Transmission Line Leasing Agreement, dated August 30,
               1999, between Fujian Mobile Communication Bureau and Fujian
               PTA.(2)

 4.11      --  Long Distance Line Leasing Agreement, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian
               PTA.(2)

 4.12      --  Business Agency Agreement, dated August 30, 1999, between
               Fujian Mobile Communication Bureau and Fujian PTA.(2)

 4.13      --  Account Processing Agreement, dated August 30, 1999, between
               Fujian Mobile Communication Bureau and Fujian PTA.(2)

 4.14      --  Collection Agreement, dated August 30, 1999, between Fujian
               Mobile Communication Bureau and Fujian PTA.(2)

 4.15      --  Building and Facilities Leasing Agreement, dated August 30,
               1999, between Fujian Mobile and Fujian PTA.(2)

 4.16      --  Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian Mobile Communication
               Bureau and Fujian PTA.(2)

 4.17      --  Agreement on Equipment Maintenance, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian
               PTA.(2)

 4.18      --  Building and Facility Leasing Agreement, dated September 25,
               1999, between Fujian Mobile and Fujian Xunjie Communications
               Technical Services Company ("Xunjie").(2)

 4.19      --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated August 20, 1999, between Henan Mobile and
               Henan PTA.(2)

 4.20      --  Synchronous Clock Port Leasing Agreement, dated August 19,
               1999, between Henan Mobile and Henan PTA.(2)

 4.21      --  Local Transmission Line Leasing Agreement, dated August 19,
               1999, between Henan Mobile and Henan PTA.(2)

 4.22      --  Long Distance Line Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA.(2)

 4.23      --  Business Agency Agreement, dated August 19, 1999, between
               Henan Mobile and Henan PTA.(2)

 4.24      --  Business Agency Agreement, dated August 19, 1999, between
               Henan Mobile and Henan Feida Communication Development
               Company Limited ("Feida").(2)

 4.25      --  Account Processing Agreement, dated August 19, 1999, between
               Henan Mobile and Henan PTA.(2)

 4.26      --  Collection Agreement, dated August 19, 1999, between Henan
               Mobile and Henan PTA.(2)

 4.27      --  Collection Agreement, dated August 19, 1999, between Henan
               Mobile and Feida.(2)

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 4.28      --  Building and Facilities Leasing Agreement, dated August 19,
               1999, between Henan Mobile and Henan PTA.(2)

 4.29      --  Real Estates Leasing Agreement, dated September 23, 1999, between Henan Mobile and Feida.(2)

 4.30      --  Agreement Regarding Network Interconnection and Settlement
               of Account, dated August 20, 1999, between Hainan Mobile and
               Hainan PTA.(2)

 4.31      --  Synchronous Clock Port Leasing Agreement, dated August 20,
               1999, between Hainan Mobile and Hainan PTA.(2)

 4.32      --  Local Transmission Line Leasing Agreement, dated August 20,
               1999, between Hainan Mobile and Hainan PTA.(2)

 4.33      --  Long Distance Line Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA.(2)

 4.34      --  Business Agency Agreement, dated August 20, 1999, between
               Hainan Mobile and Hainan PTA.(2)

 4.35      --  Account Processing Agreement, dated August 20, 1999, between
               Hainan Mobile and Hainan PTA.(2)

 4.36      --  Collection Agreement, dated August 20, 1999, between Hainan
               Mobile and Hainan PTA.(2)

 4.37      --  Building and Facilities Leasing Agreement, dated August 20,
               1999, between Hainan Mobile and Hainan PTA.(2)

 4.38      --  Real Estates Leasing Agreement dated September 24, 1999, between Hainan Mobile and Hainan Communication Service
               Company ("Hainan Service").(2)

 4.39      --  Inter-Provincial Long-Distance Transmission Leased Line Fee
               Sharing Agreement, dated May 5, 2000, between China Mobile
               Communications Corporation and China Telecom (Hong Kong)
               Limited.(4)

 4.40      --  Inter-Provincial Network Interconnection, Domestic and
               International Roaming and Settlement Agreement, dated May 5,
               2000, between China Mobile Communications Corporation and
               China Telecom (Hong Kong) Limited.(4)

 4.41      --  Tenancy Agreement, dated June 7, 2000, between Fu Hao
               Properties Limited and China Telecom (Hong Kong) Limited.(4)

 4.42      --  Supplemental Agreement to Spectrum/Number Resources Use
               Agreement, Trademark License Contract, Inter-provincial Long
               Distance Transmission Lines Fee Sharing Agreement and Inter-provincial Interconnection and Domestic and International
               Roaming Settlement Agreement, dated September 19, 2000, among China Mobile Communications Corporation, China Mobile
               (Hong Kong) Limited, Beijing Mobile, Tianjin Mobile,
               Shanghai Mobile, Hebei Mobile, Liaoning Mobile, Shandong
               Mobile and Guangxi Mobile.(1)

 4.43      --  Agreement Regarding the Roaming Settlement of "Shenzhouxing"
               Prepaid Services "Shenzhouxing" and Revenues Sharing for
               Sales of Stored Value for Stored Value Cards, dated October
               4, 2000, between China Mobile Communications Corporation and
               China Mobile (Hong Kong) Limited.(1)

 4.44      --  Contract on Termination of the Trademark Licensing, dated
               September 15, 2000, between China Telecommunications
               Corporation and China Mobile (Hong Kong) Limited.(1)

 4.45      --  Building Leasing and Property Management Agreement, dated
               September 18, 2000, between Beijing Mobile and Beijing
               Communications Service Company ("Beijing Service").(1)

 4.46      --  Building Leasing and Property Management Agreement, dated
               September 18, 2000, between Beijing Mobile and Beijing
               Service.(1)

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 4.47      --  Agreement on Mobile Communications Equipment Maintenance and
               Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment
               Installation Company ("Beijing Huarui").(1)

 4.48      --  Agreement on Communications Projects Design and
               Construction, dated September 18, 2000, between Beijing
               Mobile and Beijing Huarui.(1)

 4.49      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Beijing Mobile and
               Beijing Service.(1)

 4.50      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Beijing Mobile and Beijing
               Service.(1)

 4.51      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Beijing Mobile and Beijing
               Service.(1)

 4.52      --  Agreement on Mobile Communications Equipment Maintenance,
               dated September 20, 2000, between Shanghai Mobile and
               Shanghai Long-distance Telecommunications Engineering
               Company ("Shanghai Engineering").(1)

 4.53      --  Agreement on Contracting Mobile Communications Projects,
               dated September 20, 2000, between Shanghai Mobile and
               Shanghai Engineering.(1)

 4.54      --  Building Leasing and Property Management Agreement, dated
               September 20, 2000, between Shanghai Mobile and Shanghai
               Communications Service Company ("Shanghai Service").(1)

 4.55      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Shanghai Mobile and
               Shanghai Service.(1)

 4.56      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Shanghai Mobile and Shanghai
               Service.(1)

 4.57      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai
               Service.(1)

 4.58      --  Building Leasing Agreement, dated August 1, 2000, between
               Tianjin Mobile and Tianjin Communications Service Company
               ("Tianjin Service").(1)

 4.59      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Tianjin Mobile and
               Tianjin Service.(1)

 4.60      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Tianjin Mobile and Tianjin
               Service.)(1)

 4.61      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin
               Service.(1)

 4.62      --  Building Leasing and Property Management Agreement, dated
               August 1, 2000, between Hebei Mobile and Hebei
               Communications Service Company ("Hebei Service").(1)

 4.63      --  Agreement on the Sales and Maintenance of Masts and
               Maintenance of Antennas and Feeder Lines, dated August 1,
               2000, between Hebei Mobile and Hebei Provincial Posts and
               Telecommunications Equipment and Machinery Plant.(1)

 4.64      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Hebei Mobile and
               Hebei Service.(1)

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 4.65      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Hebei Mobile and Hebei
               Service.(1)

 4.66      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei
               Service.(1)

 4.67      --  Building Leasing and Property Management Agreement, dated
               August 10, 2000, between Liaoning Mobile and Liaoning
               Communications Service Company ("Liaoning Service").(1)

 4.68      --  Agreement on Communications Equipment Maintenance, dated
               September 8, 2000, between Liaoning Mobile and Liaoning
               Provincial Posts and Telecommunications Engineering Bureau
               ("Liaoning Engineering").(1)

 4.69      --  Agreement on Mobile Communications Projects Construction,
               dated September 8, 2000, between Liaoning Mobile and
               Liaoning Engineering.(1)

 4.70      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Liaoning Mobile and
               Liaoning Service.(1)

 4.71      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Liaoning Mobile and Liaoning
               Service.(1)

 4.72      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning
               Service.(1)

 4.73      --  Building Leasing and Property Management Agreement, dated
               September 1, 2000, between Shandong Mobile and Shandong
               Communications Service Company ("Shandong Service").(1)

 4.74      --  Agreement on Contracting Mobile Communications Projects,
               dated September 1, 2000, between Shandong Mobile and
               Shandong Mobile Communications Engineering Bureau.(1)

 4.75      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Shandong Mobile and
               Shandong Service.(1)

 4.76      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Shandong Mobile and Shandong
               Service.(1)

 4.77      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong
               Service.(1)

 4.78      --  Building Lease Agreement, dated August 26, 2000, between
               Guangxi Mobile and Guangxi Communications Service Company
               ("Guangxi Service").(1)

 4.79      --  Capital Contribution Agreement, dated August 30, 2000, among
               China Mobile Communications Corporation, Guangxi Mobile and
               Guangxi Service.(1)

 4.80      --  Agreement Regarding the Transfer of Personnel, Finances and
               Assets Not Directly Related to Mobile Communication
               Services, dated August 30, 2000, among China Mobile
               Communications Corporation, Guangxi Mobile and Guangxi
               Service.(1)

 4.81      --  Agreement on the Confirmation of the Transfer of Personnel,
               Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi
               Service.(1)

 4.82      --  Strategic Investor Placing Agreement among China Mobile
               (Hong Kong) Limited, Vodafone Group Plc, China International
               Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill
               Lynch Far East Limited.(1)

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------

 4.83      --  Syndicated loan agreement for RMB 7,500,000,000 among China
               Mobile (Shenzhen) Limited, Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
               Industrial and Commercial Bank of China, Bank of
               Communications, Hong Kong and Shanghai Banking Corporation
               Ltd., China Merchants Bank & Construction Bank of China,
               Shenzhen Branch, dated October 7, 2000.(1)

 4.84      --  Syndicated loan agreement for RMB 5,000,000,000 among China
               Mobile (Shenzhen) Limited, Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
               Industrial and Commercial Bank of China, Bank of
               Communications, Hong Kong & Shanghai Banking Corporation
               Ltd., China Merchants Bank and Construction Bank of China,
               Shenzhen Branch, dated October 7, 2000.(1)

 4.85      --  Prepaid services agreement dated May 11, 2001, between China
               Mobile (Hong Kong) Limited and China Mobile Communications
               Corporation.

 4.86      --  Conditional Acquisition Agreement, dated April 28, 1998, between China Telecom (Hong Kong) Limited and China Telecom
               Hong Kong (BVI) Limited.(5)

 4.87      --  Conditional Sale and Purchase Agreement, dated October 4,
               1999, among China Telecom Hong Kong (BVI) Limited, China
               Telecom (Hong Kong) Group Limited and China Telecom (Hong
               Kong) Limited.(2)

 4.88      --  Conditional Sale and Purchase Agreement, dated October 4,
               2000, among China Mobile Communications Corporation, China
               Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong)
               Limited.(1)

 4.89      --  Deed of Indemnity, dated October 8, 1997, among China
               Telecom (Hong Kong) Group Limited, China Telecom (Hong Kong)
               Limited, Guangdong Mobile and Zhejiang Mobile.(3)

 4.90      --  Investment Agreement, dated September 27, 1997, between
               Zhejiang PTA and Zhejiang Mobile.(3)

 4.91      --  Joint Venture Agreement, dated July 27, 1997, among China
               Mobile (Hong Kong) Limited, Zhejiang Financial Development
               Company, Zhejiang Jianda Industrial Development Company,
               Zhejiang Wireless Electric Communications Technology Company and MPT Hangzhou Communications Equipment Factory.(3)

 4.92      --  Transmission Line Leasing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA.(5)

 4.93      --  Collection Agreement, dated April 27, 1998, between Jiangsu
               Mobile and Jiangsu PTA.(5)

 4.94      --  Distribution and Marketing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA.(5)

 4.95      --  Master Building Contract, dated May 30, 1997, between
               Guangdong Mobile and Guangdong PTA.(3)

 4.96      --  Master Building Contract, dated April 27, 1998, between
               Jiangsu Mobile and Jiangsu PTA.(5)

 4.97      --  Marketing Agreement, dated October 15, 1998, between
               Guangdong Mobile and Guangdong PTA.(5)

 8.1       --  List of major subsidiaries.

---------------

(1) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

(2) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-10956), filed with the Securities and Exchange Commission on October 30, 1999.

(3) Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-7634), filed with the Securities and Exchange Commission on September 29, 1997.

(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-14696), filed with the Securities and Exchange Commission on June 20, 2000.

(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 25, 1999.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          CHINA MOBILE (HONG KONG) LIMITED

                                          By:       /s/ WANG XIAOCHU
                                            ------------------------------------
                                            Name: Wang Xiaochu
                                            Title: Chairman and Chief Executive
                                                   Officer

Date: June 26, 2001

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  1.1    --  Memorandum and Articles of Association (as amended).

  2.1    --  Agreement concerning the provision of the documents relating to Renminbi denominated bonds issued by Guangdong Mobile.

  2.2    --  Guarantee from China Mobile Communications Corporation for the RMB5 billion guaranteed bonds due in 2011 issued by Guangdong Mobile.

  4.1    --  Agreement Regarding Provincial Network Interconnection,
             Roaming and Settlement of Account, dated October 8, 1999, between China Telecom (Hong Kong) Limited and China Mobile
             (Hong Kong) Limited.(2)

  4.2    --  Agreement Regarding the Use of Frequency/Number Resources,
             dated October 8, 1999, between China Telecom (Hong Kong)
             Limited and China Mobile (Hong Kong) Limited.(2)

  4.3    --  Agreement on Trademark Use, dated October 8, 1999, between
             China Telecom (Hong Kong) Limited and China Mobile (Hong
             Kong) Limited.(2)

  4.4    --  Supplemental Agreement to Trademark Licensing Agreement,
             dated September 15, 1999, between China Telecom (Hong Kong)
             Limited and Directorate General Telecommunications.(2)

  4.5    --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated October 8, 1999, between Guangdong Mobile and Guangdong Posts and Telecommunications Administration
             ("PTA").(2)

  4.6    --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated October 5, 1999, between Zhejiang Mobile and Zhejiang PTA.(2)

  4.7    --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated October 8, 1999, between Jiangsu Mobile and Jiangsu PTA.(2)

  4.8    --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated August 30, 1999, between Fujian Mobile
             Communication Bureau and Fujian PTA.(2)

  4.9    --  Synchronous Clock Port Leasing Agreement, dated August 30,
             1999, between Fujian Mobile Communication Bureau and Fujian
             PTA.(2)

  4.10   --  Local Transmission Line Leasing Agreement, dated August 30,
             1999, between Fujian Mobile Communication Bureau and Fujian
             PTA.(2)

  4.11   --  Long Distance Line Leasing Agreement, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian
             PTA.(2)

  4.12   --  Business Agency Agreement, dated August 30, 1999, between
             Fujian Mobile Communication Bureau and Fujian PTA.(2)

  4.13   --  Account Processing Agreement, dated August 30, 1999, between
             Fujian Mobile Communication Bureau and Fujian PTA.(2)

  4.14   --  Collection Agreement, dated August 30, 1999, between Fujian
             Mobile Communication Bureau and Fujian PTA.(2)

  4.15   --  Building and Facilities Leasing Agreement, dated August 30,
             1999, between Fujian Mobile and Fujian PTA.(2)

  4.16   --  Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian Mobile Communication
             Bureau and Fujian PTA.(2)

  4.17   --  Agreement on Equipment Maintenance, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian
             PTA.(2)

  4.18   --  Building and Facility Leasing Agreement, dated September 25,
             1999, between Fujian Mobile and Fujian Xunjie Communications
             Technical Services Company ("Xunjie").(2)

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  4.19   --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated August 20, 1999, between Henan Mobile and
             Henan PTA.(2)

  4.20   --  Synchronous Clock Port Leasing Agreement, dated August 19,
             1999, between Henan Mobile and Henan PTA.(2)

  4.21   --  Local Transmission Line Leasing Agreement, dated August 19,
             1999, between Henan Mobile and Henan PTA.(2)

  4.22   --  Long Distance Line Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA.(2)

  4.23   --  Business Agency Agreement, dated August 19, 1999, between
             Henan Mobile and Henan PTA.(2)

  4.24   --  Business Agency Agreement, dated August 19, 1999, between
             Henan Mobile and Henan Feida Communication Development
             Company Limited ("Feida").(2)

  4.25   --  Account Processing Agreement, dated August 19, 1999, between
             Henan Mobile and Henan PTA.(2)

  4.26   --  Collection Agreement, dated August 19, 1999, between Henan
             Mobile and Henan PTA.(2)

  4.27   --  Collection Agreement, dated August 19, 1999, between Henan
             Mobile and Feida.(2)

  4.28   --  Building and Facilities Leasing Agreement, dated August 19,
             1999, between Henan Mobile and Henan PTA.(2)

  4.29   --  Real Estates Leasing Agreement, dated September 23, 1999, between Henan Mobile and Feida.(2)

  4.30   --  Agreement Regarding Network Interconnection and Settlement
             of Account, dated August 20, 1999, between Hainan Mobile and
             Hainan PTA.(2)

  4.31   --  Synchronous Clock Port Leasing Agreement, dated August 20,
             1999, between Hainan Mobile and Hainan PTA.(2)

  4.32   --  Local Transmission Line Leasing Agreement, dated August 20,
             1999, between Hainan Mobile and Hainan PTA.(2)

  4.33   --  Long Distance Line Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA.(2)

  4.34   --  Business Agency Agreement, dated August 20, 1999, between
             Hainan Mobile and Hainan PTA.(2)

  4.35   --  Account Processing Agreement, dated August 20, 1999, between
             Hainan Mobile and Hainan PTA.(2)

  4.36   --  Collection Agreement, dated August 20, 1999, between Hainan
             Mobile and Hainan PTA.(2)

  4.37   --  Building and Facilities Leasing Agreement, dated August 20,
             1999, between Hainan Mobile and Hainan PTA.(2)

  4.38   --  Real Estates Leasing Agreement dated September 24, 1999, between Hainan Mobile and Hainan Communication Service
             Company ("Hainan Service").(2)

  4.39   --  Inter-Provincial Long-Distance Transmission Leased Line Fee
             Sharing Agreement, dated May 5, 2000, between China Mobile
             Communications Corporation and China Telecom (Hong Kong)
             Limited.(4)

  4.40   --  Inter-Provincial Network Interconnection, Domestic and
             International Roaming and Settlement Agreement, dated May 5,
             2000, between China Mobile Communications Corporation and
             China Telecom (Hong Kong) Limited.(4)

  4.41   --  Tenancy Agreement, dated June 7, 2000, between Fu Hao
             Properties Limited and China Telecom (Hong Kong) Limited.(4)

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  4.42   --  Supplemental Agreement to Spectrum/Number Resources Use
             Agreement, Trademark License Contract, Inter-provincial Long
             Distance Transmission Lines Fee Sharing Agreement and Inter-provincial Interconnection and Domestic and International
             Roaming Settlement Agreement, dated September 19, 2000, among China Mobile Communications Corporation, China Mobile
             (Hong Kong) Limited, Beijing Mobile, Tianjin Mobile,
             Shanghai Mobile, Hebei Mobile, Liaoning Mobile, Shandong
             Mobile and Guangxi Mobile.(1)

  4.43   --  Agreement Regarding the Roaming Settlement of "Shenzhouxing'
             Prepaid Services "Shenzhouxing" and Revenues Sharing for
             Sales of Stored Value for Stored Value Cards, dated October
             4, 2000, between China Mobile Communications Corporation and
             China Mobile (Hong Kong) Limited.(1)

  4.44   --  Contract on Termination of the Trademark Licensing, dated
             September 15, 2000, between China Telecommunications
             Corporation and China Mobile (Hong Kong) Limited.(1)

  4.45   --  Building Leasing and Property Management Agreement, dated
             September 18, 2000, between Beijing Mobile and Beijing
             Communications Service Company ("Beijing Service").(1)

  4.46   --  Building Leasing and Property Management Agreement, dated
             September 18, 2000, between Beijing Mobile and Beijing
             Service.(1)

  4.47   --  Agreement on Mobile Communications Equipment Maintenance and
             Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment
             Installation Company ("Beijing Huarui").(1)

  4.48   --  Agreement on Communications Projects Design and
             Construction, dated September 18, 2000, between Beijing
             Mobile and Beijing Huarui.(1)

  4.49   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Beijing Mobile and
             Beijing Service.(1)

  4.50   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Beijing Mobile and Beijing
             Service.(1)

  4.51   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Beijing Mobile and Beijing
             Service.(1)

  4.52   --  Agreement on Mobile Communications Equipment Maintenance,
             dated September 20, 2000, between Shanghai Mobile and
             Shanghai Long-distance Telecommunications Engineering
             Company ("Shanghai Engineering").(1)

  4.53   --  Agreement on Contracting Mobile Communications Projects,
             dated September 20, 2000, between Shanghai Mobile and
             Shanghai Engineering.(1)

  4.54   --  Building Leasing and Property Management Agreement, dated
             September 20, 2000, between Shanghai Mobile and Shanghai
             Communications Service Company ("Shanghai Service").(1)

  4.55   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Shanghai Mobile and
             Shanghai Service.(1)

  4.56   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Shanghai Mobile and Shanghai
             Service.(1)

  4.57   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai
             Service.(1)

  4.58   --  Building Leasing Agreement, dated August 1, 2000, between
             Tianjin Mobile and Tianjin Communications Service Company
             ("Tianjin Service").(1)

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  4.59   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Tianjin Mobile and
             Tianjin Service.(1)

  4.60   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Tianjin Mobile and Tianjin
             Service.(1)

  4.61   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin
             Service.(1)

  4.62   --  Building Leasing and Property Management Agreement, dated
             August 1, 2000, between Hebei Mobile and Hebei
             Communications Service Company ("Hebei Service").(1)

  4.63   --  Agreement on the Sales and Maintenance of Masts and
             Maintenance of Antennas and Feeder Lines, dated August 1,
             2000, between Hebei Mobile and Hebei Provincial Posts and
             Telecommunications Equipment and Machinery Plant.(1)

  4.64   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Hebei Mobile and
             Hebei Service.(1)

  4.65   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Hebei Mobile and Hebei
             Service.(1)

  4.66   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei
             Service.(1)

  4.67   --  Building Leasing and Property Management Agreement, dated
             August 10, 2000, between Liaoning Mobile and Liaoning
             Communications Service Company ("Liaoning Service").(1)

  4.68   --  Agreement on Communications Equipment Maintenance, dated
             September 8, 2000, between Liaoning Mobile and Liaoning
             Provincial Posts and Telecommunications Engineering Bureau
             ("Liaoning Engineering").(1)

  4.69   --  Agreement on Mobile Communications Projects Construction,
             dated September 8, 2000, between Liaoning Mobile and
             Liaoning Engineering.(1)

  4.70   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Liaoning Mobile and
             Liaoning Service.(1)

  4.71   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Liaoning Mobile and Liaoning
             Service.(1)

  4.72   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning
             Service.(1)

  4.73   --  Building Leasing and Property Management Agreement, dated
             September 1, 2000, between Shandong Mobile and Shandong
             Communications Service Company ("Shandong Service").(1)

  4.74   --  Agreement on Contracting Mobile Communications Projects,
             dated September 1, 2000, between Shandong Mobile and
             Shandong Mobile Communications Engineering Bureau.(1)

  4.75   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Shandong Mobile and
             Shandong Service.(1)

  4.76   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Shandong Mobile and Shandong
             Service.(1)

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  4.77   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong
             Service.(1)

  4.78   --  Building Lease Agreement, dated August 26, 2000, between
             Guangxi Mobile and Guangxi Communications Service Company
             ("Guangxi Service").(1)

  4.79   --  Capital Contribution Agreement, dated August 30, 2000, among
             China Mobile Communications Corporation, Guangxi Mobile and
             Guangxi Service.(1)

  4.80   --  Agreement Regarding the Transfer of Personnel, Finances and
             Assets Not Directly Related to Mobile Communication
             Services, dated August 30, 2000, among China Mobile
             Communications Corporation, Guangxi Mobile and Guangxi
             Service.(1)

  4.81   --  Agreement on the Confirmation of the Transfer of Personnel,
             Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi
             Service.(1)

  4.82   --  Strategic Investor Placing Agreement among China Mobile
             (Hong Kong) Limited, Vodafone Group Plc, China International
             Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill
             Lynch Far East Limited.(1)

  4.83   --  Syndicated loan agreement for RMB 7,500,000,000 among China
             Mobile (Shenzhen) Limited, Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
             Industrial and Commercial Bank of China, Bank of
             Communications, Hong Kong and Shanghai Banking Corporation
             Ltd., China Merchants Bank & Construction Bank of China,
             Shenzhen Branch, dated October 7, 2000.(1)

  4.84   --  Syndicated loan agreement for RMB 5,000,000,000 among China
             Mobile (Shenzhen) Limited, Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
             Industrial and Commercial Bank of China, Bank of
             Communications, Hong Kong & Shanghai Banking Corporation
             Ltd., China Merchants Bank and Construction Bank of China,
             Shenzhen Branch, dated October 7, 2000.(1)

  4.85   --  Prepaid services agreement dated May 11, 2001, between China
             Mobile (Hong Kong) Limited and China Mobile Communications
             Corporation.

  4.86   --  Conditional Acquisition Agreement, dated April 28, 1998, between China Telecom (Hong Kong) Limited and China Telecom
             Hong Kong (BVI) Limited.(5)

  4.87   --  Conditional Sale and Purchase Agreement, dated October 4,
             1999, among China Telecom Hong Kong (BVI) Limited, China
             Telecom (Hong Kong) Group Limited and China Telecom (Hong
             Kong) Limited.(2)

  4.88   --  Conditional Sale and Purchase Agreement, dated October 4,
             2000, among China Mobile Communications Corporation, China
             Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong)
             Limited.(1)

  4.89   --  Deed of Indemnity, dated October 8, 1997, among China
             Telecom (Hong Kong) Group Limited, China Telecom (Hong Kong)
             Limited, Guangdong Mobile and Zhejiang Mobile.(3)

  4.90   --  Investment Agreement, dated September 27, 1997, between
             Zhejiang Provincial PTA and Zhejiang Mobile.(3)

  4.91   --  Joint Venture Agreement, dated July 27, 1997, among China
             Mobile (Hong Kong) Limited, Zhejiang Financial Development
             Company, Zhejiang Jianda Industrial Development Company,
             Zhejiang Wireless Electric Communications Technology Company and MPT Hangzhou Communications Equipment Factory.(3)

  4.92   --  Transmission Line Leasing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA.(5)

  4.93   --  Collection Agreement, dated April 27, 1998, between Jiangsu
             Mobile and Jiangsu PTA.(5)

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------

  4.94   --  Distribution and Marketing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA.(5)

  4.95   --  Master Building Contract, dated May 30, 1997, between
             Guangdong Mobile and Guangdong PTA.(3)

  4.96   --  Master Building Contract, dated April 27, 1998, between
             Jiangsu Mobile and Jiangsu PTA.(5)

  4.97   --  Marketing Agreement, dated October 15, 1998, between
             Guangdong Mobile and Guangdong PTA.(5)

  8.1    --  List of major subsidiaries.

---------------

(1) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

(2) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-10956), filed with the Securities and Exchange Commission on October 30, 1999.

(3) Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-7634), filed with the Securities and Exchange Commission on September 29, 1997.

(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-14696), filed with the Securities and Exchange Commission on June 20, 2000.

(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 25, 1999.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
Independent Auditors' Report................................     F-2
Consolidated Statements of Income for Each of the Three
  Years Ended December 31, 1998, 1999 and 2000..............     F-3
Consolidated Statement of Recognized Gains and Losses for
  Each of the Three Years Ended December 31, 1998, 1999 and
  2000......................................................     F-4
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................     F-5
Consolidated Statements of Cash Flows for Each of the Three
  Years Ended December 31, 1998, 1999 and 2000..............     F-6
Consolidated Statements of Shareholders' Equity for Each of
  the Three Years Ended December 31, 1998, 1999 and 2000....    F-11
Notes to Consolidated Financial Statements..................    F-12

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
China Mobile (Hong Kong) Limited:

     We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited (previously known as "China Telecom (Hong Kong) Limited") and subsidiaries (the "Group") as of December 31, 1999 and 2000 and the related consolidated statements of income, recognized gains and losses, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong Kong) Limited and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in Hong Kong.

     Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and shareholders' equity as of December 31, 1999 and 2000 to the extent summarized in Note 29 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2000 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Hong Kong
April 9, 2001

                       CONSOLIDATED STATEMENTS OF INCOME
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------
                               NOTE       1998           1999           2000           2000
                               ----   ------------   ------------   -------------   -----------
                                          RMB            RMB             RMB            US$
Operating revenue:
  Usage fees.................               16,346         25,812          46,287         5,592
  Monthly fees...............                4,347          4,981           9,623         1,162
  Connection fees............                3,323          4,319           2,213           267
  Other operating revenue....                2,329          3,511           6,861           829
                                      ------------   ------------   -------------   -----------
          Total operating
            revenue..........  3            26,345         38,623          64,984         7,850
                                      ------------   ------------   -------------   -----------
Operating expenses:
  Leased lines...............                3,917          3,723           5,501           665
  Interconnection............                4,752          6,453           8,329         1,006
  Depreciation...............                4,598          7,411           9,759         1,179
  Personnel..................                1,595          2,256           3,991           482
  Other operating expenses...                3,548          5,140          10,578         1,278
                                      ------------   ------------   -------------   -----------
          Total operating
            expenses.........  4            18,410         24,983          38,158         4,610
                                      ============   ============   =============   ===========
Operating profit.............                7,935         13,640          26,826         3,240
Write-down and write-off of
  analog network equipment...  5              (282)        (8,242)         (1,525)         (184)
Other net income.............  6               336            552             915           111
Non-operating net
  (expenses)/income..........  7               (51)            70              (5)           (1)
Interest income..............                1,609            767           1,006           122
Finance costs................  19             (160)          (343)           (824)         (100)
                                      ------------   ------------   -------------   -----------
Profit before tax............                9,387          6,444          26,393         3,188
Income tax...................  8            (2,486)        (1,647)         (8,366)       (1,010)
                                      ------------   ------------   -------------   -----------
Profit after tax.............                6,901          4,797          18,027         2,178
Minority interests...........                   (1)            --              --            --
                                      ------------   ------------   -------------   -----------
Profit attributable to
  shareholders...............                6,900          4,797          18,027         2,178
                                      ============   ============   =============   ===========
Basic net profit per share...  2(s)   RMB 59 cents   RMB 40 cents   RMB 125 cents   US$15 cents
                                      ============   ============   =============   ===========
Weighted average number of
  shares used in calculating
  basic net profit per share
  (thousands)................           11,780,788     12,069,108      14,394,313
                                      ============   ============   =============
Diluted net profit per
  share......................  2(s)   RMB 59 cents   RMB 40 cents   RMB 125 cents   US$15 cents
                                      ============   ============   =============   ===========
Weighted average number of
  shares used in calculating
  diluted net profit per
  share (thousands)..........           11,782,521     12,072,383      14,409,503
                                      ============   ============   =============

          See accompanying notes to consolidated financial statements.

             CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES
                             (AMOUNTS IN MILLIONS)

                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------
                                                            1998      1999       2000      2000
                                                           -------   -------   --------   -------
                                                             RMB       RMB       RMB        US$
Net profit for the year..................................    6,900     4,797     18,027     2,178
Elimination of goodwill arising on the acquisition of
  subsidiaries against reserves..........................  (15,622)  (42,440)  (239,540)  (28,936)
                                                           -------   -------   --------   -------
                                                            (8,722)  (37,643)  (221,513)  (26,758)
                                                           =======   =======   ========   =======

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN MILLIONS)

                                                                           DECEMBER 31,
                                                                     -------------------------
                                                              NOTE    1999     2000      2000
                                                              ----   ------   -------   ------
                                                                      RMB       RMB      US$
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................         19,349    27,702    3,346
  Deposits with banks.......................................          8,227    12,204    1,474
  Accounts receivable.......................................    9     4,957     7,252      876
  Other receivables.........................................   10       549     2,297      278
  Inventories...............................................            207       828      100
  Prepayments and other current assets......................            517     1,289      156
  Amounts due from related parties..........................   11     1,700        --       --
  Amount due from ultimate holding company..................   12        92       557       67
                                                                     ------   -------   ------
          Total current assets..............................         35,598    52,129    6,297
  Fixed assets..............................................   13    42,699    87,465   10,566
  Construction in progress..................................          6,735    13,527    1,634
  Interest in associates....................................   14        46        46        6
  Investment securities.....................................   15        --        61        7
  Deferred tax assets.......................................   16     2,306     3,046      368
  Deferred expenses.........................................   17        51       164       20
                                                                     ------   -------   ------
          Total assets......................................         87,435   156,438   18,898
                                                                     ======   =======   ======
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   18     6,026    11,581    1,399
  Bills payable.............................................          1,779     1,005      121
  Bank loans and other interest-bearing borrowings..........   19     4,351    10,471    1,265
  Taxes payable.............................................          2,868     6,735      814
  Obligations under capital lease -- current portion........   20        68     1,624      196
  Amount due to immediate holding company...................   12        --     4,136      500
  Amount due to ultimate holding company....................   12       664       678       82
  Amounts due to related parties............................   11     1,696        --       --
  Accrued expenses and other payables.......................   21     4,115     8,408    1,016
                                                                     ------   -------   ------
          Total current liabilities.........................         21,567    44,638    5,393
  Bank loans and other interest-bearing borrowings..........   19     7,177    23,134    2,795
  Obligations under capital lease -- long term portion......   20       107     1,235      149
  Deferred revenue..........................................   22     1,492     3,654      441
                                                                     ------   -------   ------
          Total liabilities.................................         30,343    72,661    8,778
Minority interests..........................................             --        17        2
Shareholders' equity........................................         57,092    83,760   10,118
                                                                     ------   -------   ------
          Total liabilities and shareholders' equity........         87,435   156,438   18,898
                                                                     ======   =======   ======

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN MILLIONS)

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                  NOTE        1998      1999      2000      2000
                                               -----------   -------   -------   -------   -------
                                                               RMB       RMB       RMB       US$
Net cash inflows from operating activities...  (a)            13,567    21,662    41,401     5,001
                                                             -------   -------   -------   -------
Returns on investments and servicing of
  finance:
  Interest received..........................                  1,815       934       994       120
  Interest paid..............................                   (352)     (445)     (863)     (104)
                                                             -------   -------   -------   -------
Net cash inflow from returns on investments
  and servicing of finance...................                  1,463       489       131        16
                                                             -------   -------   -------   -------
Taxation:
  Hong Kong profits tax (paid)/refunded......                    (11)        1        --        --
  PRC income tax paid........................                 (1,575)   (2,479)   (5,952)     (719)
                                                             -------   -------   -------   -------
Tax paid.....................................                 (1,586)   (2,478)   (5,952)     (719)
                                                             -------   -------   -------   -------
Investing activities:
  Payment for acquisition of minority
     interests...............................                     --       (15)       --        --
  Payment for acquisition of subsidiaries
     (net of cash and cash equivalents
     acquired)...............................  (b) and (c)   (24,114)  (18,187)  (67,299)   (8,130)
  Capital expenditures.......................                (11,040)  (11,708)  (21,964)   (2,653)
  Proceeds from sale of fixed assets.........                     36       709       264        32
  Decrease in amounts due from related
     parties.................................                     72        --        --        --
  Increase in deposits with banks............                 (1,311)   (6,916)   (3,881)     (469)
                                                             -------   -------   -------   -------
          Net cash outflow from investing
            activities.......................                (36,357)  (36,117)  (92,880)  (11,220)
                                                             =======   =======   =======   =======
Net cash outflow before financing
  activities.................................                (22,913)  (16,444)  (57,300)   (6,922)
                                                             -------   -------   -------   -------
Financing activities:
  Proceeds from issue of shares, net of
     expenses................................                     --    16,223    55,812     6,742
  Proceeds from issue of fixed rates notes,
     net of discount.........................  (d)                --     4,952        --        --
  Expenses on issue of fixed rate notes......                     --       (53)       --        --
  Proceeds from issue of convertible notes...  (d)                --        --     5,708       690
  Expenses on issue of convertible notes.....                     --        --      (128)      (15)
  Proceeds from bank and other loans.........  (d)             3,754     6,868    12,736     1,538
  Repayments of bank and other loans.........  (d)            (3,207)   (9,653)   (8,130)     (982)
  Decrease in amounts due to related
     parties.................................                   (222)       --        --        --
  Repayments of obligation under capital
     lease...................................  (d)                --        --      (362)      (44)
  Increase in amounts due to minority
     interests...............................  (d)                --        --        17         2
                                                             -------   -------   -------   -------
          Net cash inflow from financing
            activities.......................                    325    18,337    65,653     7,931
                                                             -------   -------   -------   -------
(Decrease)/increase in cash and cash
  equivalents................................                (22,588)    1,893     8,353     1,009
Effect of changes in foreign exchange
  rates......................................                     (1)      (25)       --        --
Cash and cash equivalents at beginning of
  year.......................................                 40,070    17,481    19,349     2,337
                                                             -------   -------   -------   -------
Cash and cash equivalents at end of year.....                 17,481    19,349    27,702     3,346
                                                             =======   =======   =======   =======
Analysis of the balances of cash and cash
  equivalents:
  Deposits with banks maturing within three
     months when placed......................                  7,538     6,986     6,457       780
  Cash and bank balances.....................                  9,943    12,363    21,245     2,566
                                                             -------   -------   -------   -------
                                                              17,481    19,349    27,702     3,346
                                                             =======   =======   =======   =======

          See accompanying notes to consolidated financial statements.

                             (AMOUNTS IN MILLIONS)

(A) THE RECONCILIATION OF PROFIT BEFORE TAX TO NET CASH INFLOWS FROM OPERATING ACTIVITIES IS AS FOLLOWS:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                               1998     1999     2000    2000
                                                              ------   ------   ------   -----
                                                               RMB      RMB      RMB      US$
Profit before taxation......................................   9,387    6,444   26,393   3,188
Depreciation of fixed assets................................   4,598    7,411    9,759   1,179
Write-down and write-off of analog network equipment........     282    8,242    1,525     184
Provision for doubtful accounts.............................     558      771    1,346     163
Amortization of deferred expenses...........................      --        2       15       2
Loss on sale of fixed assets................................      59        1      126      15
Interest income.............................................  (1,609)    (767)  (1,006)   (122)
Interest expenses and capital lease charges.................     160      343      824     100
Dividend income.............................................      --       --      (26)     (3)
Unrealized exchange loss/(gain), net........................       1       25       (2)     --
Increase in accounts receivable.............................  (1,080)  (2,167)    (985)   (119)
Decrease/(increase) in other receivables....................     392     (245)      54       7
Decrease/(increase) in inventories..........................      49      (43)    (408)    (49)
Decrease in amount due from ultimate holding company........      --       14      409      49
(Increase)/decrease in prepayments and other current
  assets....................................................    (932)     781     (262)    (32)
(Increase)/decrease in amounts due from related parties.....     (55)    (127)   1,700     205
(Decrease)/increase in accounts payable.....................    (117)     (36)   1,179     142
Increase in amount due to ultimate holding company..........      --      329       14       2
Increase/(decrease) in amounts due to related parties.......     548      426   (1,696)   (205)
Increase in accrued expenses and other payables.............     922      523    1,319     159
Increase/(decrease) in deferred revenue, net................     404     (265)   1,123     136
                                                              ------   ------   ------   -----
          Net cash inflows from operating activities........  13,567   21,662   41,401   5,001
                                                              ======   ======   ======   =====

                             (AMOUNTS IN MILLIONS)

(B) ACQUISITION OF SUBSIDIARIES

                                                               1998     1999     2000
                                                              ------   ------   -------
                                                               RMB      RMB       RMB
Net assets acquired:
  Fixed assets..............................................   7,443   11,186    37,391
  Construction in progress..................................   1,488    1,060     5,104
  Interest in an associate..................................      --       16        --
  Investment securities.....................................      --       --        35
  Deferred tax assets.......................................       1        3       723
  Inventories...............................................      73       63       213
  Amount due from ultimate holding company..................      --      106       874
  Amounts due from related parties..........................     233    1,286        --
  Accounts receivable.......................................     367    1,079     2,656
  Other receivables.........................................     137      145     1,790
  Prepayments and other current assets......................       9      181       510
  Cash and bank balances....................................       6    2,081     7,681
  Deposits with banks.......................................      --       --        96
  Bank and other loans......................................    (683)  (1,267)   (4,241)
  Bills payable.............................................      --     (310)      (57)
  Obligations under capital lease -- current portion........      --       --    (1,706)
  Deferred revenue..........................................      --       --    (1,039)
  Amount due to ultimate holding company....................      --     (335)       --
  Amounts due to related parties............................      (4)    (674)       --
  Accounts payable..........................................    (333)  (1,121)   (4,926)
  Accrued expenses and other payables.......................    (158)    (796)   (2,897)
  Taxation..................................................      --     (249)   (1,436)
  Long-term bank and other loans............................     (81)  (1,766)   (7,521)
  Obligations under capital lease -- long term portion......      --     (175)   (1,305)
                                                              ------   ------   -------
                                                               8,498   10,513    31,945
Goodwill arising on acquisition.............................  15,622   42,440   239,540
                                                              ------   ------   -------
                                                              24,120   52,953   271,485
                                                              ======   ======   =======
Satisfied by:
  Cash consideration........................................  24,120   20,268    79,116
  Issue of ordinary shares..................................      --   32,685   192,369
                                                              ------   ------   -------
                                                              24,120   52,953   271,485
                                                              ======   ======   =======

     The subsidiaries acquired during the year ended December 31, 2000 contributed RMB4,257 to the Group's net operating cash flows, paid RMB183 in respect of the net returns on investments and serving of finance, and utilized RMB2,899 for investing activities and RMB454 for financing activities.

     The subsidiaries acquired during the year ended December 31, 1999 contributed RMB1,439 to the Group's net operating cash flows, paid RMB44 in respect of the net returns on investments and servicing of finance, and utilized RMB657 for investing activities and RMB717 for financing activities.

     The subsidiaries acquired during the year ended December 31, 1998 contributed RMB1,340 to the Group's net operating cash flows, paid RMB44 in respect of the net returns on investments and servicing of finance, and utilized RMB2,533 for investing activities and RMB2,208 for financing activities.

                             (AMOUNTS IN MILLIONS)

(C) ANALYSIS OF NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF SUBSIDIARIES

                                                               1998     1999     2000
                                                              ------   ------   ------
                                                               RMB      RMB      RMB
Cash consideration..........................................  24,120   20,268   79,116
Cash and bank balances acquired.............................      (6)  (2,081)  (7,681)
Amount due to immediate holding company.....................      --       --   (4,136)
                                                              ------   ------   ------
          Net outflow of cash and cash equivalents in
            respect of the acquisition of subsidiaries......  24,114   18,187   67,299
                                                              ======   ======   ======

(D) ANALYSIS OF CHANGES IN FINANCING DURING THE YEARS:

                                                                                      OBLIGATION
                                            BANK AND     FIXED RATES   CONVERTIBLE   UNDER CAPITAL   MINORITY
                                           OTHER LOANS      NOTES         NOTES          LEASE       INTEREST
                                           -----------   -----------   -----------   -------------   --------
                                               RMB           RMB           RMB            RMB          RMB
Balance at January 1, 1998...............     5,017            --            --             --          --
Acquired on acquisition of subsidiaries
  (Note (b)).............................       764            --            --             --          --
Proceeds from bank and other loans.......     3,754            --            --             --          --
Repayments of bank and other loans.......    (3,207)           --            --             --          --
                                             ------         -----         -----          -----          --
Balance at December 31, 1998.............     6,328            --            --             --          --
                                             ======         =====         =====          =====          ==
Balance at January 1, 1999...............     6,328            --            --             --          --
Acquired on acquisition of subsidiaries
  (Note (b)).............................     3,033            --            --            175          --
Proceeds from bank and other loans.......     6,868            --            --             --          --
Repayment of bank and other loans........    (9,653)           --            --             --          --
Issue of fixed rates notes...............        --         4,952            --             --          --
                                             ------         -----         -----          -----          --
Balance at December 31, 1999.............     6,576         4,952            --            175          --
                                             ======         =====         =====          =====          ==
Balance at January 1, 2000...............     6,576         4,952            --            175          --
Acquired on acquisition of subsidiaries
  (Note (b)).............................    11,762            --            --          3,011          --
Proceeds from bank and other loans.......    12,736            --            --             --          --
Repayments of bank and other loans.......    (8,130)           --            --             --          --
Effect of foreign exchange rates.........        --            (2)           --             --          --
Amortization of discount arising on
  issuance of notes......................        --             3            --             --          --
Issue of convertible notes...............        --            --         5,708             --          --
Inception of capital lease contracts.....        --            --            --             35          --
Repayment of obligation under capital
  leases.................................        --            --            --           (362)         --
Proceeds from minority interests.........        --            --            --             --          17
                                             ------         -----         -----          -----          --
Balance at December 31, 2000.............    22,944         4,953         5,708          2,859          17
                                             ======         =====         =====          =====          ==

(E) SIGNIFICANT NON-CASH TRANSACTIONS:

     The Group incurred payables of RMB5,555 and RMB1,005 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2000.

     The Group incurred payables of RMB3,374 and RMB1,486 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 1999.

                             (AMOUNTS IN MILLIONS)

     The Group incurred payables of RMB3,977 and RMB13 to equipment suppliers and related parties respectively for additions of construction in progress during the year ended December 31, 1998.

     In November 2000, the Group issued new shares to China Mobile Hong Kong
(BVI) Limited ("CMHK BVI") (formerly China Telecom Hong Kong (BVI) Limited) at HK$181,412 (RMB equivalent 192,369) as part of the consideration for the acquisition of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI") and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI").

     In November 1999, the Group issued new shares to CMHK (BVI) at HK$30,684 (RMB equivalent 32,685) as part of the consideration for the acquisition of Fujian Mobile (BVI) Limited ("Fujian Mobile BVI"), Henan Mobile (BVI) Limited ("Henan Mobile BVI") and Hainan Mobile (BVI) Limited ("Hainan Mobile BVI").

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS:

                                        NUMBER OF                           CAPITAL                  PRC
                                         ORDINARY       SHARE     SHARE     RESERVE/    GENERAL   STATUTORY   RETAINED
                                          SHARES       CAPITAL   PREMIUM   (GOODWILL)   RESERVE   RESERVES    EARNINGS    TOTAL
                                      --------------   -------   -------   ----------   -------   ---------   --------   --------
                                                         RMB       RMB        RMB         RMB        RMB        RMB        RMB
Shareholders' equity at January 1,
  1998..............................  11,780,788,000    1,261    50,643        1,132      72          111       1,330      54,549
Goodwill arising on acquisition of
  Jiangsu Mobile....................              --       --        --      (15,622)     --           --          --     (15,622)
Transfer from statement of income...              --       --        --           --      --           --       6,900       6,900
Appropriation.......................              --       --        --           --      --        2,092      (2,092)         --
                                      --------------    -----    -------    --------      --       ------      ------    --------
Shareholders' equity at December 31,
  1998..............................  11,780,788,000    1,261    50,643      (14,490)     72        2,203       6,138      45,827
                                      ==============    =====    =======    ========      ==       ======      ======    ========
Shareholders' equity at January 1,
  1999..............................  11,780,788,000    1,261    50,643      (14,490)     72        2,203       6,138      45,827
Goodwill arising on acquisition of
  Fujian Mobile, Henan Mobile and
  Hainan Mobile.....................              --       --        --      (42,440)     --           --          --     (42,440)
Transfer from statement of income...              --       --        --           --      --           --       4,797       4,797
Shares issued under share option
  scheme............................       7,500,000        1        88           --      --           --          --          89
Issue of new shares to the
  professional and institutional
  investors.........................     644,804,000       69    16,484           --      --           --          --      16,553
Issue of consideration shares for
  acquisition of subsidiaries.......   1,273,195,021      136    32,549           --      --           --          --      32,685
Expenses incurred in connection with
  the issue of new shares to
  professional and institutional
  investors.........................              --       --      (419)          --      --           --          --        (419)
Appropriation.......................              --       --        --           --      --        3,524      (3,524)         --
                                      --------------    -----    -------    --------      --       ------      ------    --------
Shareholders' equity at December 31,
  1999..............................  13,706,287,021    1,467    99,345      (56,930)     72        5,727       7,411      57,092
                                      ==============    =====    =======    ========      ==       ======      ======    ========
Shareholders' equity at January 1,
  2000..............................  13,706,287,021    1,467    99,345      (56,930)     72        5,727       7,411      57,092
Goodwill arising on acquisition of
  Beijing Mobile, Shanghai Mobile,
  Tianjin Mobile, Hebei Mobile,
  Liaoning Mobile, Shandong Mobile
  and Guangxi Mobile................              --       --        --     (239,540)     --           --          --    (239,540)
Transfer from statement of income...              --       --        --           --      --           --      18,027      18,027
Shares issued under share option
  scheme............................       3,974,000       --        89           --      --           --          --          89
Issue of new shares to the
  professional and institutional
  investors.........................   1,115,643,845      119    56,694           --      --           --          --      56,813
Issue of consideration shares for
  acquisition of subsidiaries.......   3,779,407,375      400    191,969          --      --           --          --     192,369
Expenses incurred in connection with
  the issue of new shares to
  professional and institutional
  investors.........................              --       --    (1,090)          --      --           --          --      (1,090)
Appropriation.......................              --       --        --           --      --        6,916      (6,916)         --
                                      --------------    -----    -------    --------      --       ------      ------    --------
Shareholders' equity at December 31,
  2000..............................  18,605,312,241    1,986    347,007    (296,470)     72       12,643      18,522      83,760
                                      ==============    =====    =======    ========      ==       ======      ======    ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

     China Mobile (Hong Kong) Limited ("the Company") (previously known as China Telecom (Hong Kong) Limited) and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong provinces, Beijing, Shanghai and Tianjin municipalities and Guangxi autonomous region of the People's Republic of China ("PRC") and market their services under the "China Mobile" logo, which is a registered trademark owned by China Mobile Communications Corporation ("China Mobile"), a company incorporated in the PRC in July 1999 to hold and operate the cellular telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry ("MII") have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

     Prior to the restructuring (as described below, the "Restructuring"), the Group's Total Access Communications Systems ("TACS") and Global System for Mobile Communications ("GSM") cellular networks in Guangdong were owned by Guangdong Mobile Communication Corporation (together with the successor wholly-owned foreign enterprise formed in connection with the Restructuring, "Guangdong Mobile"), an enterprise formed in September 1988 and wholly owned by the MII on behalf of the State. Prior to the Restructuring, the Group's GSM cellular network in Zhejiang was owned by Zhejiang GSM Mobile Communication Company Limited (together with the successor sino-foreign joint venture company formed in connection with the Restructuring, "Zhejiang Mobile"), a company formed in February 1996 and 98.55% owned by the Zhejiang Provincial Posts and Telecommunications Administrations ("PTA") ("Zhejiang PTA"), while the Group's TACS cellular networks in Zhejiang were owned and operated directly by the Zhejiang PTA.

  Restructuring

     Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)"), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited ("CMHKG"), which in turn is 51% owned by Telpo Communications (Group) Limited ("Telpo"), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, China Mobile acquired a 100% controlling interest in CMHKG. As a result of this, China Mobile now indirectly holds approximately 75% equity interest in the Company. Guangdong Mobile was formed as a wholly foreign-owned enterprise whereas Zhejiang Mobile was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

     In connection with the Restructuring and in anticipation of the initial offering of the Company's ordinary shares, the fixed assets of Guangdong Mobile and Zhejiang Mobile were revalued as of May 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of fixed assets of Guangdong Mobile and Zhejiang Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB15,630. Upon the transfer of interests in Guangdong Mobile and Zhejiang Mobile by the MII and the DGT to the Company, 9,010,000,000 ordinary shares of HK$0.10 each were issued by the Company to CMHK (BVI) for consideration valued at RMB19,466. Such amount

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

was based on the net asset value of Guangdong Mobile and Zhejiang Mobile as at May 31, 1997, the effective date of the Restructuring, adjusted for additional earnings to September 26, 1997, the completion date of the Restructuring, of RMB1,132, which is reflected as capital reserve.

  Equity Offering

     Subsequent to the Restructuring, in October 1997, the Company completed an initial public offering (the "Offering") of an aggregate of 2,770,788,000 ordinary shares. Net proceeds to the Company for the Offering, after deduction of offering expenses, were approximately RMB33,570.

  Acquisition of Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile")

     Pursuant to the ordinary resolution passed by the Company's shareholders on June 3, 1998, the Company acquired the entire issued share capital of China Telecom Jiangsu Mobile (BVI) Limited ("Jiangsu Mobile BVI") from CMHK (BVI) by a total cash consideration of HK$22,475 (RMB equivalent 24,120) (hereinafter referred to as the "First Acquisition").

     The only asset of Jiangsu Mobile BVI is its interest in the entire equity of Jiangsu Mobile. Subsequent to the First Acquisition, Jiangsu Mobile became a wholly foreign-owned enterprise.

     In connection with the First Acquisition, the fixed assets of Jiangsu Mobile were revalued as of December 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of fixed assets of Jiangsu Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB7,879.

     Goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile (RMB15,622), being the excess of the cost of investments (RMB24,120) over the fair value of the Group's share of the separable net assets acquired (RMB8,498), was eliminated against reserves immediately on acquisition. The fair value of the Group's share of the separable net assets acquired was based on the net asset value of Jiangsu Mobile at December 31, 1997 (RMB8,009), adjusted for additional earnings to June 3, 1998, the completion date of the First Acquisition, of RMB489.

  Acquisition of Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile") and Hainan Mobile Communication Company Limited ("Hainan Mobile")

     Pursuant to an ordinary resolution passed by the Company's shareholders on November 11, 1999, the Company acquired the entire issued share capital of Fujian Mobile (BVI) Limited ("Fujian Mobile BVI"), Henan Mobile (BVI) Limited ("Henan Mobile BVI") and Hainan Mobile (BVI) Limited ("Hainan Mobile BVI") from CMHK (BVI) for a total consideration of HK$49,715 (RMB equivalent 52,953) (hereinafter referred to as the "Second Acquisition"). The consideration was satisfied by cash of HK$19,031 (RMB equivalent 20,268) and an allotment of 1,273,195,021 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$30,684 (RMB equivalent 32,685). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile, Henan Mobile and Hainan Mobile, respectively.

     In connection with the Second Acquisition, the fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile were revalued as of June 30, 1999, by a firm of independent valuers and approved by the Ministry of Finance. The value of fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB10,684.

     Goodwill arising on the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile (RMB42,440), being the excess of the cost of investments (RMB52,953) over the fair value of the Group's share of the separable net assets acquired (RMB10,513), was eliminated against reserves immediately on acquisition. The

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

fair value of the Group's share of the separable net assets acquired was based on the net assets of Fujian Mobile, Henan Mobile and Hainan Mobile at June 30, 1999 (RMB9,524), adjusted for additional earnings to November 11, 1999, the completion date of the Second Acquisition, of RMB989.

  Equity Offering and Debt Offering

     In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 644,804,000 ordinary shares and debt offering with a principal amount of US$600 million with maturity due on November 2, 2004. Further the Company issued totalling 1,273,195,021 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and debt offering, after deduction of offering expenses and discount, were approximately RMB16,134 and RMB4,899, respectively.

 Acquisition of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile").

     Pursuant to an ordinary resolution passed by the Company's shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI") and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI") from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the "Third Acquisition"). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

     In connection with the Third Acquisition, the fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were revalued as of June 30, 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB37,252.

     Goodwill arising on the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile (RMB239,540), being the excess of the cost of investments (RMB271,485) over the fair value of the Group's share of the separable net assets acquired (RMB31,945), was eliminated against reserves immediately on acquisition. The fair value of the Group's share of the separable net assets acquired was based on the net assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile at June 30, 2000 (RMB29,317), adjusted for additional earnings to November 12, 2000, the completion date of the Third Acquisition, of RMB2,628.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Equity Offering and Debt Offering

     In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 1,115,643,845 ordinary shares and convertible note offering with a principal amount of US$690 with maturity due on November 3, 2005. Further the Company issued totalling 3,779,407,375 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and convertible note offering, after deduction of offering expenses and discount, were approximately RMB55,723 and RMB5,580, respectively.

  Basis of Preparation

     The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile from their respective dates of acquisition. The consolidated statements of income for the year ended December 31, 2000 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended December 31, 2000 and the post-acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from November 13, 2000 to December 31, 2000. The consolidated statements of income for the year ended December 31, 1999 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile for the year ended December 31, 1999 and the post-acquisition results of Fujian Mobile, Henan Mobile and Hainan Mobile for the period from November 12, 1999 to December 31, 1999. The consolidated statements of income for the year ended December 31, 1998 includes the results of the Company, Guandong Mobile and Zhejiang Mobile for the year ended December 31, 1998 and the post-acquisition results of Jiangsu Mobile for the period from June 4, 1998 to December 31, 1998.

     The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"). Significant differences between HK GAAP and accounting principles generally accepted in the United States ("US GAAP") are set forth in Note 29.

     The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2000 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.2781 quoted by the People's Bank of China on December 31, 2000. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2000, or any other certain date.

2. PRINCIPAL ACCOUNTING POLICIES

  (a) Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries (see Note 28 for details of the Company's principal subsidiaries). The results of subsidiary companies are included in the consolidated statements of income, and the share attributable to minority interests is deducted from or added to the consolidated income after taxation. All significant inter-company balances and transactions have been eliminated.

  (b) Cash and Cash Equivalents

     Cash and cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which are within three months of maturity when acquired. For the purposes of the statement of cash flows, cash equivalents would also include advances from banks repayable

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

within three months from the date of the advance. None of the Group's cash and cash equivalents is restricted as to withdrawal.

  (c) Associates

     An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies decisions.

     The Group's share of the results of its associates is included in the consolidated statements of income. Such amounts were immaterial for the periods presented. In the consolidated balance sheets, interest in associates is stated at cost adjusted for post-acquisition retained results of operations, less any provisions for diminution in value which is other than temporary as determined by the directors for each associate individually. Any such provisions are recognized as an expense in the consolidated statements of income.

  (d) Other Investments in Securities

     The Group's policies for investments in securities other than investments in associates are as follows:

          (i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the consolidated balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the consolidated statements of income, such provisions being determined for each investment individually.

          (ii) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated statements of income as they arise.

  (e) Fixed assets and depreciation

          (i) Fixed assets are stated at cost/revalued amount less accumulated depreciation. The circumstances and basis under which the revalued amount is arrived at are set out in details in Note 13.

          (ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the statements of income in the year incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalized as an additional cost of the fixed asset.

          (iii) Gains or losses arising from the retirement or disposal of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the consolidated statements of income on the date of retirement or disposal.

          (iv) The carrying amount of fixed assets carried at depreciated cost is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognized as an expense in the consolidated statements of income. In determining the recoverable amount, expected future cash flows generated by the fixed assets are discounted to their present values.

     A subsequent increase in the recoverable amount of an asset carried at depreciated cost is written back to the consolidated statements of income when the circumstances and events that led to the write-down or write-off cease to exist. The amount written back is reduced by the amount that would have been

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     recognized as depreciation had the write-down or write-off not occurred. No amounts were written back for the years presented.

          (v) Depreciation is calculated to write off the cost, or revalued amount where appropriate, of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

                                                                                RESIDUAL
                                                       DEPRECIABLE LIFE          VALUE
                                                   ------------------------     --------
Land use rights..................................  Over the period of grant       --
Buildings........................................  8-35 years                      3%
Telecommunication transceivers, switching centers  7 years                         3%
  and other network equipment....................
Office equipment, furniture and fixtures and       4-18 years                      3%
  others.........................................

  (f) Leased Assets

     Where assets are acquired under capital leases, the amounts representing the outright purchase price, which approximate the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under capital lease. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the shorter of the period of the leases or the estimated useful lives of the assets as set out in Note 2(e) above. Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

  (g) Construction in Progress

     Construction in progress is stated at cost. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the years of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

  (h) Inventories

     Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions.

     When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs. No amounts were written back for the years presented.

  (i) Deferred Revenue

     Deferred revenue, which consists of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services is stated in the balance sheet at the amount of consideration received according to the relevant

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

assignment contracts if applicable, less income recognized in the consolidated statements of income up to the balance sheet date.

     Income from assignment of rights is deferred and recognized on a straight-line basis over the relevant assignment period. For assignment contracts which the distributors surrender for early cancellation, the balance of the Group's deferred revenue in respect of those contracts is recognized as non-operating income in the consolidated statements of income when the assignment contracts are cancelled.

     Revenue from prepaid service fees is recognized when the cellular services are rendered.

  (j) Fixed Rate Notes

     Fixed rate notes are stated on the consolidated balance sheet at face value, less unamortized discount arising on issuance of notes. The discount is amortized on a straight-line basis over the period from the date of issue to the date of maturity.

  (k) Convertible Notes

     Convertible notes are stated on the consolidated balance sheet at the principal amount.

  (l) Deferred Expenses

     Deferred expenses comprise incidental costs incurred in relation to the issue of the Company's fixed rate notes and convertible notes and are amortized on a straight-line basis over the period from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortized expenses are charged immediately to the consolidated statements of income.

  (m) Borrowing Costs

     Borrowing costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that such costs are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

  (n) Revenue Recognition

     Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

          (i) usage fees are recognized as revenue when the service is rendered;

          (ii) monthly fees are recognized as revenue in the month during which the service is rendered;

          (iii) connection fees are recognized as revenue when received;

          (iv) deferred revenue from assignment of rights to income from subscribers is recognized on a straight-line basis over the duration of the assignment period;

          (v) interest income is recognized on a time proportion basis on the principal outstanding and at the rate applicable; and

          (vi) sales of handsets and SIM cards are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other income due to its insignificance.

  (o) Allowance for Doubtful Accounts

     An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  (p) Translation of Foreign Currencies

     The functional currency of the Group's operations is Renminbi. See Note 27. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rates ruling at the balance sheet date. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency, and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalized to construction in progress are immaterial for the years presented. Other exchange gains and losses are recognized in the consolidated statements of income.

  (q) Deferred Taxation

     Deferred taxation is provided under liability method in respect of the tax effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallize in the foreseeable future. Future deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

  (r) Retirement Benefits

     Contributions to retirement schemes are charged to the consolidated statements of income as and when incurred. See Note 24.

  (s) Net Profit Per Share

     The calculation of basic net profit per share for the years ended December 31, 1998, 1999 and 2000 are based on the net profit and the weighted average number of shares in issue during the years.

     The calculation of diluted net profit per share for the years ended December 31, 1998, 1999 and 2000 have been computed after adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted to the directors under the share option scheme which, if converted to ordinary shares, would decrease net profit per share.

  (t) Operating Leases

     Rental payable under operating lease are accounted for in the consolidated statements of income on a straight-line basis over the periods of the respective leases.

  (u) Related Parties

     For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

  (v) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, the length of fixed assets' lives, and write-down and write-off of long-lived assets. Actual results may differ from these estimates.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

3. OPERATING REVENUE

     The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities and Guangxi autonomous region of the PRC. The principal activity of the Company is investment holding.

     Operating revenue primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of PRC business tax and government surcharges and central irrigation construction levy. Business tax and government surcharges are charged at approximately 3.3% to 3.65% of the corresponding revenue and central irrigation construction levy is charged at approximately 3% of certain connection and surcharge revenue.

     Operating revenue consist of:

          (i) Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial ("DDD") charges and International Direct Dial ("IDD") charges receivable from subscribers for the use of the Group's cellular telecommunication networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group's subscribers outside the local service areas. See Note 4(ii).

          (ii) Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group's cellular telephone and related services.

          (iii) Connection fees which represent amounts charged to subscribers for the initial connection to the Group's cellular telecommunications network.

          (iv) Other operating revenue which mainly represents telephone number selection fees, charges for value added services, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile (previously the MII) in respect of calls made by non-subscribers using the Group's cellular telecommunications networks. With effect from April 1, 2000, all settlements of inter-provincial roaming and corresponding interconnection revenues are made through China Mobile (previously the MII).

4. OPERATING EXPENSES

     Operating expenses consist of:

          (i) Leased line charges which represent expenses paid for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

          (ii) Interconnection charges which represent amounts paid in respect of call made between the Group's cellular networks, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC. Included in the amounts are also charges in respect of the Group's subscribers roaming outside the service areas of Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile or Guangxi Mobile (see Note 3(i)).

          (iii) Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses and contributions to staff retirement scheme.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

          (iv) Other operating expenses which consist of:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                               RMB      RMB       RMB
Selling and promotion.......................................    995    1,582     3,940
Maintenance.................................................    448      499       745
Provision for doubtful accounts (Note 9)....................    558      771     1,346
Operating lease charges.....................................    301      539       936
Other expenses (Note (a))...................................  1,246    1,749     3,611
                                                              -----    -----    ------
                                                              3,548    5,140    10,578
                                                              =====    =====    ======

          (a) Other expenses consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, insurance expenses, consumables and supplies, debt collection fees and other miscellaneous expenses.

5. WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1998   1999    2000
                                                              ----   -----   -----
                                                              RMB     RMB     RMB
Write-down of analog network equipment(a)...................  282    6,720   1,330
Write-off of analog network equipment(b)....................   --    1,522     195
                                                              ---    -----   -----
                                                              282    8,242   1,525
                                                              ===    =====   =====

          (a) The Group reviewed the carrying value of all analog network and related equipment at December 31, 1998 and 1999. Based on the estimated recoverable value of these assets, a write-down of RMB282 and RMB6,720 was made in 1998 and 1999 respectively. In 2000, based on the operations and net cash flow position of the analog network, the Group considers that the recoverable amount of the analog network has declined to below its carrying amount. Based on the expected future cash flows to be generated by the analog network, a full provision has been made against the carrying amount of the analog network at December 31, 2000. The amount of the write-down of RMB1,330 has been recognized as an expense in the consolidated statements of income.

          (b) This represents the write-off of certain analog network equipment which has been removed from service.

6. OTHER NET INCOME

     Other net income primarily consists of the gross margin from sales of cellular telephone SIM cards and handsets.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

7. NON-OPERATING NET (EXPENSES)/INCOME

     Non-operating net (expenses)/income consists of:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1998   1999   2000
                                                              ----   ----   ----
                                                              RMB    RMB    RMB
Exchange gain/(loss)........................................   19     (9)    (60)
Loss on sale of other fixed assets..........................  (59)    (1)   (126)
Penalty income on overdue accounts..........................   64     72     149
Others......................................................  (75)     8      32
                                                              ---     --    ----
          Total non-operating net (expenses)/income.........  (51)    70      (5)
                                                              ===     ==    ====

8. INCOME TAX

          (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the year ended December 31, 1999 and 2000. The provision for Hong Kong profits tax is calculated at 16% of the estimated assessable profits of the holding company's unconsolidated financial statements for the year ended December 31, 1998.

          (ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC were subject to the statutory income tax rate of 33% for the year ended December 31, 1998, 1999 and 2000, except for Hainan Mobile and certain cellular telephone operations of Guangdong Mobile located at Special Economic Zones in the PRC, which were subject to a tax rate of 15%. According to notices from the PRC Ministry of Finance, connection fees and certain surcharges of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile which were previously not subject to income tax, are subject to income tax at the rate of 33% after these companies were registered as wholly foreign-owned enterprises.

     Income tax in the consolidated statements of income represents:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1999      2000
                                                              ------   -------   ------
                                                               RMB       RMB      RMB
Provision for Hong Kong profits tax for the year............      3        --       --
Over-provision in respect of Hong Kong profits tax for prior
  year......................................................     --        (2)      --
Provision for PRC income tax on the estimated taxable
  profits for the year......................................  2,609     3,776    8,371
Under-provision in respect of PRC income tax for prior
  year......................................................     --        24       12
                                                              -----    ------    -----
                                                              2,612     3,798    8,383
Deferred tax assets (Note 16)...............................   (126)   (2,151)     (17)
                                                              -----    ------    -----
                                                              2,486     1,647    8,366
                                                              =====    ======    =====

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1998     1999     2000
                                                               ------   ------   ------
                                                                RMB      RMB      RMB
Expected PRC taxation at statutory tax rates................   3,098    2,127    8,710
Non-taxable items:
  Connection fee............................................     (65)     (29)     (36)
  Surcharge.................................................     (87)     (37)     (28)
  Interest income...........................................    (225)     (66)     (74)
Non-deductible expenses.....................................     124      150      422
Rate differential on PRC operations.........................      --     (371)    (718)
Rate differential on Hong Kong operations...................    (233)     (45)      32
Non-recognition of deferred taxes:
  Generation of timing difference...........................      76      254      423
  Reversal of timing difference.............................    (187)    (265)    (388)
Others......................................................     (15)     (71)      23
                                                               -----    -----    -----
Income tax..................................................   2,486    1,647    8,366
                                                               =====    =====    =====

9. ACCOUNTS RECEIVABLE

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     2000
                                                              ------   ------
                                                               RMB      RMB
Accounts receivable.........................................   6,313   11,312
Less: Allowance for doubtful accounts.......................  (1,356)  (4,060)
                                                              ------   ------
                                                               4,957    7,252
                                                              ======   ======

     The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Within 30 days..............................................  4,298   6,451
31-60 days..................................................    399     524
61-90 days..................................................    260     277
                                                              -----   -----
                                                              4,957   7,252
                                                              =====   =====

     Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     Allowance for doubtful accounts for the years is analyzed as follows:

                                                               RMB
                                                              ------
At January 1, 1998..........................................     694
Acquired on acquisition of subsidiaries.....................     182
Provision for the year......................................     558
Written-off.................................................    (533)
                                                              ------
At December 31, 1998........................................     901
Acquired on acquisition of subsidiaries.....................     517
Provision for the year......................................     771
Written-off.................................................    (833)
                                                              ------
At December 31, 1999........................................   1,356
Acquired on acquisition of subsidiaries.....................   2,533
Provision for the year......................................   1,346
Written-off.................................................  (1,175)
                                                              ------
At December 31, 2000........................................   4,060
                                                              ======

10. OTHER RECEIVABLES

     Included in other receivables as at December 31, 2000 are amounts due from the China Telecom Group amounting to RMB998 (see Note 11), representing primarily revenue collected on behalf of the Group. The balances with the China Telecom Group were unsecured, non-interest bearing and repayable within one year.

11. AMOUNTS DUE FROM/TO RELATED PARTIES

     The balances of amounts due from/to related parties at December 31, 1999 represented balances due from/to the MII and entities under the control of the MII, including primarily the DGT and the PTAs (now known as Provincial Telecommunications Companies (the "PTCs"). As a result of the PRC telecommunication industry restructuring (the "restructuring") in May 2000, the MII and entities under the control of the MII are not considered related parties. China Telecommunications Corporation ("China Telecom") was established in May 2000 as a state-owned enterprise to operate the fixed line telephone and data communications networks nationwide in the PRC, formerly operated by the DGT and the PTCs, and is also not considered to be a related party (see Note 25(a)). As at December 31, 2000, all balances due from/to China Telecom and its subsidiaries (the "China Telecom Group") are separately disclosed from amounts due from/to related parties (see Notes 10 and 18). The balances of amounts due from/to related parties at December 31, 1999 were unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

12. AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

     Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

     Amount due to immediate holding company primarily represents the balance of the purchase consideration for acquisition of subsidiaries, which is unsecured, non-interest bearing and repayable on demand.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

13. FIXED ASSETS

                                                                DECEMBER 31,
                                                              ----------------
                                                               1999     2000
                                                              ------   -------
                                                               RMB       RMB
Land use rights and buildings...............................   2,878     7,996
Telecommunication transceivers, switching centers and other
  network equipment.........................................  58,173   107,911
Office equipment, furniture and fixtures and others.........   1,797     3,702
                                                              ------   -------
                                                              62,848   119,609
Less: accumulated depreciation..............................  20,149    32,144
                                                              ------   -------
                                                              42,699    87,465
                                                              ======   =======

     All of the Group's buildings are located outside Hong Kong.

     The carrying value of fixed assets of the Group includes an amount of RMB431 and RMB7,046 in respect of assets held under capital lease as at December 31, 1999 and 2000, respectively.

     In connection with the Restructuring, pursuant to an approval document dated September 5, 1997 issued by China State-owned Assets Administration Bureau, the fixed assets of Guangdong Mobile and Zhejiang Mobile as of May 31, 1997 were valued by Zhongqihua Assets Appraisal Company ("ZAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of fixed assets of Guangdong Mobile and Zhejiang Mobile has been determined at RMB15,630 reflecting a surplus on revaluation of approximately RMB3,529. Such revalued amount for fixed assets of Guangdong Mobile and Zhejiang Mobile has been reflected as of May 31, 1997 in the accompanying consolidated financial statements.

     In connection with the acquisition of Jiangsu Mobile, and pursuant to an approval document dated April 7, 1998 issued by China State-owned Assets Administration Bureau, the fixed assets of Jiangsu Mobile as of December 31, 1997 were valued by ZAAC on a depreciated replacement cost basis. The value of fixed assets of Jiangsu Mobile has been determined at RMB7,879 reflecting a surplus on revaluation of approximately RMB2,443.

     In connection with the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, and pursuant to an approval document dated September 27, 1999 issued by the Ministry of Finance, the fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile as of June 30, 1999 were valued by China International Engineering Consulting Corporation ("CIECC") on a depreciated replacement cost basis. The aggregate value of fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile has been determined at RMB10,684 reflecting a surplus on revaluation of approximately RMB391.

     In connection with the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile and pursuant to an approval document dated August 28, 2000 issued by the Ministry of Finance, the fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile as of June 30, 2000 were valued by China Assets Appraisal Corporation Ltd. ("CAAC") on a depreciated replacement cost basis. The aggregate value of fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile has been determined at RMB37,252 reflecting a surplus on revaluation of approximately RMB4,823.

     The Group's land and buildings in Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile and Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30,

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

1999 and June 30, 2000 respectively. The values of such reports have been determined at approximately the same amounts as the ZAAC, CIECC and CAAC reports.

     Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its fixed assets on a regular basis.

     The effect of the above four revaluations is to increase annual depreciation charges by approximately RMB1,927 (1999: approximately RMB1,113).

     The historical cost net book value of the fixed assets of these subsidiaries in the Group's financial statements as of the respective revaluation dates and the revalued basis of these fixed assets are as follows:

                                                                               REVALUED
                                                              NET BOOK VALUE    AMOUNT
                                                              --------------   --------
                                                                   RMB           RMB
Land use rights and buildings...............................       2,808         4,251
Telecommunication transceivers, switching centers and other
  network equipment.........................................      55,994        65,706
Office equipment, furniture and fixtures and others.........       1,457         1,488
                                                                  ------        ------
                                                                  60,259        71,445
                                                                  ======        ======

14. INTEREST IN ASSOCIATES

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Unlisted shares, at cost....................................    37      37
Capital contributions, at cost..............................     9       9
                                                                --      --
                                                                46      46
                                                                ==      ==

     Details of the associates, all of which are unlisted corporate entities, are as follows:

                                  PLACE OF      ATTRIBUTABLE
                                INCORPORATION   INTEREST HELD
NAME OF ASSOCIATE               AND OPERATION   BY THE GROUP          PRINCIPAL ACTIVITY
-----------------               -------------   -------------   ------------------------------
China Motion United Telecom       Hong Kong          30%        Provision of telecommunication
  Limited                                                         services
Shenzhen China Motion Telecom   PRC                  30%        Provision of telecommunication
  United Limited                                                  services
Fujian Nokia Mobile             PRC                  50%        Network planning and
  Communication Technology                                        optimizing
  Company Limited                                                 construction-testing and
                                                                  supervising, technology
                                                                  support, development and
                                                                  training of Nokia GSM
                                                                  900/1800 Mobile
                                                                  Communication System

15. INVESTMENT SECURITIES

                                                              DECEMBER 31,
                                                              ------------
                                                              1999    2000
                                                              ----    ----
                                                              RMB     RMB
Unlisted equity securities in the PRC, at cost..............  --       61
                                                               ==      ==

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

16. DEFERRED TAX ASSETS

     Movements on deferred tax assets comprise:

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Balance at beginning of year................................    152   2,306
Acquired on acquisition of subsidiaries.....................      3     723
Transferred from consolidated statements of income (Note
  8)........................................................  2,151      17
                                                              -----   -----
Balance at end of year......................................  2,306   3,046
                                                              =====   =====

     Deferred tax assets of the Group provided for are as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Provision for obsolete inventories..........................     51      12
Write-down of fixed assets relating to analog network
  equipment.................................................  2,182   2,102
Amortization of deferred revenue............................     73      60
Income recognition on prepaid service fees..................     --     872
                                                              -----   -----
                                                              2,306   3,046
                                                              =====   =====

     Deferred tax assets of the Group not provided for are as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              ----   ------
                                                              RMB     RMB
Provision for doubtful accounts.............................  402    1,264
                                                              ===    =====

     As described in Note 13, in connection with the Restructuring and the subsequent acquisitions, the fixed assets of Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, and Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were revalued on May 31, 1997, December 31, 1997, June 30, 1999 and June 30, 2000, respectively. As a result of such valuation, the fixed assets basis differences that gave rise to the potential deferred tax liabilities of these subsidiaries as of May 31, 1997, December 31, 1997, June 30, 1999 and June 30, 2000 amounting to RMB547, RMB149, RMB825 and RMB1,809, respectively, were eliminated.

     Additionally, the tax losses carried forward relating to Liaoning Mobile and Guangxi Mobile of RMB72 were eliminated as of June 30, 2000.

17. DEFERRED EXPENSES

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1999    2000
                                                              ----    ----
                                                              RMB     RMB
Balance at beginning of year................................   --      51
Additions during the year...................................   53     128
Less: Amortization for the year.............................   (2)    (15)
                                                               --     ---
Balance at the end of year..................................   51     164
                                                               ==     ===

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

18. ACCOUNTS PAYABLE

     Included in accounts payable as at December 31, 2000 are amounts due to the China Telecom Group amounting to RMB3,449 (see Note 11), representing primarily payables for leased lines and interconnection expenses.

     The ageing analysis of accounts payable as at 31 December is as follows:

                                                              1999     2000
                                                              -----   ------
                                                               RMB     RMB
Amounts payable in the next:
  1 month or on demand......................................  4,317    6,614
  2-3 months................................................    395      560
  4-6 months................................................    198    1,672
  7-9 months................................................    660      827
  10-12 months..............................................    456    1,908
                                                              -----   ------
                                                              6,026   11,581
                                                              =====   ======

19. BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS

                                                               DECEMBER 31,
                                  -----------------------------------------------------------------------
                                                 1999                                 2000
                                  ----------------------------------   ----------------------------------
                                    CURRENT     NON-CURRENT              CURRENT     NON-CURRENT
                           NOTE   LIABILITIES   LIABILITIES   TOTAL    LIABILITIES   LIABILITIES   TOTAL
                           ----   -----------   -----------   ------   -----------   -----------   ------
                                      RMB           RMB        RMB         RMB           RMB        RMB
Bank loans...............  (a)       4,170         1,623       5,793     10,267        12,014      22,281
Other loans..............  (a)         181           602         783        204           459         663
Fixed rate notes.........  (b)          --         4,952       4,952         --         4,953       4,953
Convertible notes........  (c)          --            --          --         --         5,708       5,708
                                     -----         -----      ------     ------        ------      ------
                                     4,351         7,177      11,528     10,471        23,134      33,605
                                     =====         =====      ======     ======        ======      ======

     As at December 31, 1999 and 2000 included in current liabilities are short-term bank and other loans amounting to RMB100 and RMB100, respectively, which are secured by cash at banks amounting to RMB100 and RMB113, respectively. All other short-term bank and other loans are unsecured.

     All of the above bank and other loans under non-current liabilities are unsecured.

     The Group's borrowings under short-term bank and other loans are used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates ranging from 5.02% to 7.11% at December 31, 1999 and from 5.02% to 6.44% at December 31, 2000. The Group's weighted average interest rate on short-term loans was 5.85% and 5.17% at December 31, 1999 and 2000, respectively.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

(a) Long-Term Bank and Other Loans

                                                                                DECEMBER 31,
                                                                               --------------
                                         INTEREST RATE AND FINAL MATURITY      1999     2000
                                         --------------------------------      -----   ------
                                                                                RMB     RMB
RENMINBI DENOMINATED BANK LOANS:
For construction of telecommunications   Floating interest rates ranging from
  network                                5.94% to 7.11% per annum as of
                                         December 31, 2000 with maturities
                                         2001 to 2003(i)                         978    3,930
                                         Fixed interest rates ranging from
                                         5.88% to 6.21% per annum with
                                         maturities 2001 to 2007(ii)             650    6,239
                                         Fixed interest rates ranging from
                                         5.25% to 5.75% per annum with
                                         maturities through 2005(iv)              --      308
For working capital                      Floating interest rates ranging from
                                         5.346% to 5.94% per annum as of
                                         December 31, 2000 with maturities
                                         2002 to 2003                             --    4,110
                                         Fixed interest rate at 5.94% per
                                         annum with maturities 2001 to 2003       --      850
US DOLLAR DENOMINATED BANK LOANS:
For construction of telecommunications   Floating interest rates ranging from
  network                                6.676% to 7.603% per annum as of
                                         December 31, 2000 with maturities
                                         2001 to 2002(iii)                        --      136
                                         Floating interest rates of LIBOR
                                         with maturities through 2001            207       --
US DOLLAR DENOMINATED OTHER LOANS:
For construction of telecommunications   Floating interest rates ranging from
  network                                6.700% to 8.24% per annum as of
                                         December 31, 2000 with maturities
                                         through 2002(v)                          --      138
                                         Floating interest rate of LIBOR plus
                                         0.45% per annum with maturities
                                         through 2001                             40       --
                                         Fixed interest rates 7.5% per annum
                                         with maturities through 2004            744      526
                                                                               -----   ------
Total long-term loans                                                          2,619   16,237
Less: current portion                                                           (394)  (3,764)
                                                                               -----   ------
                                                                               2,225   12,473
                                                                               =====   ======

          (i) At December 31, 2000, bank loans amounting to RMB251, RMB2,015 and RMB262 were guaranteed by Fujian PTC, Liaoning PTC and Shandong PTC respectively.

          (ii) At December 31, 2000, bank loans amounting to RMB250, RMB1,600 and RMB771 were guaranteed by Beijing PTC, Hebei PTC and Liaoning PTC, respectively.

          (iii) At December 31, 2000, bank loans amounting to RMB103 and RMB33 were guaranteed by Guangdong PTC and Shandong PTC, respectively.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

          (iv) At December 31, 2000, bank loan amounting to RMB308 was guaranteed by Beijing PTC.

          (v) At December 31, 2000, other loan amounting to RMB24 was guaranteed by Guangdong PTC.

     The aggregate maturities of long-term bank and other loans subsequent to December 31, 2000 are as follows:

                                                               RMB
                                                              ------
2001........................................................   3,764
2002........................................................   5,282
2003........................................................   5,655
2004........................................................   1,364
2005........................................................     102
Thereafter..................................................      70
                                                              ------
                                                              16,237
                                                              ======

     Interest expense, net of the amounts capitalized, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
                                                               RMB      RMB      RMB
Interest incurred...........................................   307      421      477
Interest element of capital lease...........................    --        1       52
Interest capitalized........................................  (147)    (143)    (119)
                                                              ----     ----     ----
                                                               160      279      410
Interest expenses of fixed rate notes.......................    --       64      393
Interest expenses of convertible notes......................    --       --       21
                                                              ----     ----     ----
Interest expense............................................   160      343      824
                                                              ====     ====     ====

  (b) Fixed Rate Notes

     On November 2, 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600 at an issue price equal to 99.724 per cent of the principal amount of the notes, due on November 2, 2004. The notes bear interest at the rate of 7.875 per cent per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000.

  (c) Convertible Notes

          (i) On November 3, 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690 at an issue price equal to 100 per cent of the principal amount of the Notes. The Notes bear interest at the rate of 2.25 per cent per annum, payable semi-annually on May 3 and November 3 of each year commencing May 3, 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100 per cent of the principal amount, plus any accrued and unpaid interest on November 3, 2005. The Notes are unsecured, senior and unsubordinated obligations of the Company.

          (ii) The Notes are convertible at any time on after December 3, 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of November 3, 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

          (iii) During the year, no Notes were converted into ordinary shares of the Company.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

20. OBLIGATIONS UNDER CAPITAL LEASE

          (i) Hainan Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in United States dollars and Renminbi and the lease term is expiring through 2003. The legal title of the equipment will be transferred to Hainan Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile when all outstanding lease payments are paid.

          (ii) The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2000:

                                                               RMB
                                                              ------
2001........................................................   1,778
2002........................................................   1,077
2003........................................................     216
                                                              ------
Total minimum lease payments................................   3,071
Less: Amount representing interest..........................    (212)
                                                              ------
Present value of net minimum lease payments.................   2,859
Less: Obligations under capital lease -- current portion....  (1,624)
                                                              ------
                                                               1,235
                                                              ======

          (iii) As of December 31, 2000, certain capital lease payments are guaranteed by the following parties:

                                                              RMB
                                                              ---
Hainan PTC..................................................  102
Liaoning PTC................................................  197
                                                              ---
                                                              299
                                                              ===

21. ACCRUED EXPENSES AND OTHER PAYABLES

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Other payables..............................................  1,954   5,409
Accrued salaries, wages and benefits........................  1,549   2,198
Accrued expenses............................................    612     801
                                                              -----   -----
                                                              4,115   8,408
                                                              =====   =====

22. DEFERRED REVENUE

     Deferred revenue includes primarily prepaid services fees received from subscribers which is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers.

     Deferred revenue also includes income from assignment of rights. The balance at year end represents the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB0.0092 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50% value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortized over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group.

                                                               DECEMBER 31,
                                                              --------------
                                                              1999     2000
                                                              -----   ------
                                                               RMB     RMB
Balance at beginning of year................................  1,757    1,492
Additions on acquisition of subsidiaries....................     --    1,039
Additions during the year...................................     48    5,689
Recognized in the consolidated statements of income.........   (313)  (4,566)
                                                              -----   ------
Balance at end of year......................................  1,492    3,654
                                                              =====   ======

23. COMMITMENTS AND CONTINGENCIES

  (a) Operating Leases

     Future minimum lease payments as of December 31, 2000 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

                                                               RMB
                                                              ------
2001........................................................   5,019
2002........................................................   3,438
2003........................................................   2,788
2004........................................................   2,617
2005........................................................   2,459
Thereafter..................................................   3,851
                                                              ------
                                                              20,172
                                                              ======

  (b) Capital Commitments

     As of December 31, 2000, the Group had capital commitments as follows:

                                                               RMB
                                                              ------
Authorized and contracted for...............................  10,712
Authorized but not contracted for...........................  34,056
                                                              ------
                                                              44,768
                                                              ======

24. EMPLOYEE AND RETIREMENT BENEFITS

     The employees of the subsidiaries participate in defined benefit retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rate of the employees' salary costs. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above. Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB209, RMB251 and RMB335, respectively, for three years ended December 31, 1998, 1999 and 2000, respectively.

     Pursuant to PRC regulation and prior to the Restructuring and the subsequent acquisitions, the subsidiaries were required to provide staff quarters to eligible employees and their immediate families. The Group has established separate employee housing reform schemes in order to comply with the regulation at the provincial level. Under such schemes, the Group is required to either purchase or build housing which is to

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

be sold or rented to eligible employees. Through May 31, 1997, housing provided under the schemes was shared between Guangdong Mobile and the Guangdong PTA, in Guangdong Mobile's case, and purchased or built entirely by the Zhejiang PTA, in Zhejiang Mobile's case. Prior to the acquisitions of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Shandong Mobile and Guangxi Mobile, housing provided under the schemes were purchased or built entirely by the relevant PTAs or PTCs, except Liaoning Mobile where prior to the acquisition housing provided under the schemes were provided by Liaoning Mobile.

     Following the Restructuring and the subsequent acquisitions, management intends to continue with the housing schemes previously in place for existing employees. The Group estimates the total cost of the subsidy to be provided for such housing scheme in respect of employees to be approximately RMB440, of which RMB230 had been accrued through December 31, 2000. All previous costs incurred by the relevant PTAs or PTCs have not been charged to the Group.

25. RELATED PARTY TRANSACTIONS

     (a) Parties are considered to be related if the one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The majority of the Group's business activities are conducted with China Mobile (the Company's ultimate holding company) and its subsidiaries (the "China Mobile Group") and the China Telecom Group (see Note 11).

     As a result of the restructuring in May 2000, the MII ceased to have controlling interests in China Mobile and the DGT and the PTCs and no longer exercises control over telecommunications operations. However, the MII continues in its capacity as the industry regulator providing policy guidance and exercising regulatory authority over all telecommunications services providers in the PRC. As described in note 11, China Telecom was set up as a result of the restructuring to operate the fixed line telephone networks in the PRC previously operated by the DGT and the PTCs, and is owned by the PRC government. As such, the MII or entities under the control of the MII including the DGT and the PTCs, and the China Telecom Group are no longer considered to be related parties of the Group since May 2000.

     The following is a summary of principal transactions which were entered into by the Group with the China Mobile Group since its formation, and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                          NOTE     1998     1999     2000
                                                          -----   ------   ------   ------
                                                                   RMB      RMB      RMB
Interconnection revenue.................................     (i)    752    1,242    1,744
Interconnection charges.................................    (ii)  3,925    5,275    2,864
Leased line charges.....................................   (iii)  3,917    3,723    2,464
Roaming revenue.........................................    (iv)  1,053    1,497    2,674
Roaming expenses........................................     (v)    827    1,178    2,076
Spectrum fees...........................................    (vi)     12       12       15
Operating lease charges.................................   (vii)    227      280      226
Sales commission........................................  (viii)    264      378      248
Debt collection service fees............................  (viii)    133      143       91
Billing service fees....................................  (viii)      1        2       --
Roaming billing processing fees.........................  (viii)     --       --      148
Equipment maintenance service fees......................    (ix)     --       --        1
Rental charges of synchronized clock ports..............     (x)     --        2        3
Construction and related service fees...................    (xi)     --       --       20
Purchase of transmission tower and transmission
  tower-related service and antenna maintenance service
  fees..................................................   (xii)     --       --       16
Prepaid card sales commission income....................  (xiii)     --       --      114
Prepaid card sales commission expenses..................  (xiii)     --       --       99
Interest paid/payable...................................   (xiv)     83       18       --

     Notes:

          (i) Interconnection revenue represents the amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") or the DGT or the China Mobile Group since its formation in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region ("the relevant provinces") and from the relevant PTCs in respect of calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC.

          (ii) Interconnection charges represent the amounts paid or payable to the relevant PTCs or the DGT or China Mobile Group since its formation in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces and in respect of calls made between the Group's cellular networks, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC.

          (iii) Leased line charges represent expenses paid or payable to China Mobile Group or the relevant PTCs for the use of leased lines between the base transceiver stations, base station controllers, base stations, fixed line network connectors, long distance network connectors and main switches.

          (iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

          (v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

          (vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

          (vii) Operating lease charges represent the rental and property management fees paid or payable to the relevant PTCs prior to May 2000 or subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

          (viii) The Group entered into certain services agreements in respect of marketing services with authorized dealers, debt collection services and billing services with the relevant PTCs or subsidiaries of China Mobile.

          Sales commission represents the amounts paid or payable to the relevant PTCs or subsidiaries of China Mobile for their marketing of the cellular services in the relevant provinces.

          Debt collection service fees represent the amounts paid or payable to the relevant PTCs or subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

          Billing service fees represent the amounts paid or payable to the relevant PTCs for their provision of billing services to the Company's subsidiaries.

          Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

          (ix) Equipment maintenance service fees represent the amount paid or payable to the Fujian PTC or subsidiaries of China Mobile for the provision of the maintenance services to Fujian Mobile, Beijing Mobile, Shanghai Mobile and Liaoning Mobile.

          (x) Rental charges of synchronized clock ports represent expenses paid or payable to the relevant PTCs for leasing of synchronized clock ports by the Company's subsidiaries.

          (xi) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of construction services to Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile.

          (xii) Payment represents cash payment by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

          (xiii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

          (xiv) Interest paid/payable represents the interest incurred on loans borrowed from Zhejiang PTA and Telpo.

     (b) Pursuant to the ordinary resolution passed by the Company's shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK BVI, the immediate holding company of the Company, for a total consideration of HK$256,021 (RMB equivalent 271,485). The consideration was satisfied by a cash payment of HK$74,609 (RMB equivalent 79,116) and allotment of shares to CMHK BVI amounted to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

     Pursuant to the ordinary resolution passed by the Company's shareholders on November 11, 1999, the Company acquired the entire issued share capital of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI from CMHK (BVI) (formerly China Telecom Hong Kong (BVI) Limited), the immediate holding company of the Company, for a total consideration of HK$49,715 (RMB equivalent 52,953). The consideration was satisfied by a cash payment of HK$19,031 (RMB equivalent 20,268) and allotment of shares to CMHK (BVI) amounted to HK$30,684 (RMB equivalent 32,685). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile, Henan Mobile and Hainan Mobile, respectively.

     Pursuant to the ordinary resolution passed by the Company's shareholders on June 3, 1998, the Company acquired the entire issued share capital of Jiangsu Mobile BVI from CMHK (BVI), for a total cash consideration of HK$22,475 (RMB equivalent 24,120). The only asset of Jiangsu Mobile BVI is its interest in the entire equity of Jiangsu Mobile.

26. SHAREHOLDERS' EQUITY

  Share Capital

                                                                        NOMINAL
                                                      NUMBER OF        AMOUNT OF
                                                       ORDINARY      EACH ORDINARY
                                                        SHARES           SHARE       AMOUNT
                                                    --------------   -------------   ------
                                                                                      HK$
AUTHORIZED:
Balance at December 31, 1999......................  16,000,000,000   HK$0.10         1,600
                                                    ==============                   =====
Balance at December 31, 2000......................  30,000,000,000   HK$0.10         3,000
                                                    ==============                   =====
ISSUED AND FULLY PAID:
Balance at January 1, 1999........................  11,780,788,000   HK$0.10         1,178
Issue of new shares to the professional and
  institutional investors.........................     644,804,000   HK$0.10            65
Issue of consideration shares for acquisition of
  subsidiaries....................................   1,273,195,021   HK$0.10           127
Shares issued under share option scheme...........       7,500,000   HK$0.10             1
                                                    --------------                   -----
Balance at December 31, 1999......................  13,706,287,021                   1,371
                                                    ==============                   =====
                                                                      RMB
                                                                      equivalent     1,467
                                                                                     =====
Balance at January 1, 2000........................  13,706,287,021   HK$0.10         1,371
Issue of new shares to the professional and
  institutional investors.........................   1,115,643,845   HK$0.10           112
Issue of consideration shares for acquisition of
  subsidiaries....................................   3,779,407,375   HK$0.10           378
Shares issued under share option scheme...........       3,974,000   HK$0.10            --
                                                    --------------                   -----
Balance at December 31, 2000......................  18,605,312,241                   1,861
                                                    ==============                   =====
                                                                      RMB
                                                                      equivalent     1,986
                                                                                     =====

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     The Company was established in Hong Kong on September 3, 1997 as a limited company, with a registered share capital of HK$10,000 divided into 100,000 shares of HK$0.10 each, two of which were issued and credited as fully paid.

     At an extraordinary general meeting of the Company held on September 27, 1997,

          (i) the authorised share capital of the Company was increased from HK$10,000 to HK$1,600,000,000 by the creation of an additional 15,999,900,000 shares of HK$0.10 each; and

          (ii) 9,009,999,998 shares were credited as fully paid and issued to CMHK (BVI) for the transfer of interests in Guangdong Mobile and Zhejiang Mobile to the Company.

     Pursuant to the resolutions passed on October 21, 1997, the Company issued 2,600,000,000 shares of HK$0.10 each at HK$11.68 per share and the shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on October 22, 1997 and October 23, 1997, respectively. On November 7, 1997, the Company issued 170,788,000 shares of HK$0.10 each at HK$11.68 per share by way of a placing among professional and institutional investors.

     Pursuant to ordinary resolutions passed at directors' meetings held on November 1, 1999 and November 3, 1999 respectively, the Company issued 560,700,000 and 84,104,000 ordinary shares of HK$0.10 each to professional and institutional investors, at a consideration of HK$24.10 per share, for financing the acquisition of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI.

     Pursuant to an ordinary resolution passed at an extraordinary general meeting held on November 11, 1999, 1,273,195,021 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI), at a consideration of HK$24.10 per share as part of the consideration for the acquisition of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI.

     Pursuant to resolutions passed at directors' meetings held on November 2, 2000 and November 8, 2000 respectively, the Company issued 1,068,396,405 and 47,247,440 ordinary shares of HK$0.10 each to professional and institutional investors, at a consideration of HK$48 per share, for financing the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

     Pursuant to ordinary resolutions passed at an extraordinary general meeting held on November 10, 2000, the Company's authorized share capital was increased to HK$3,000,000,000 by the creation of an additional 14,000,000,000 ordinary shares of HK$0.10 each, ranking pari passu with the existing shares of the Company, and 3,779,407,375 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI), at a consideration of HK$48 per share as part of the consideration for the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

  Reserves

     Capital Reserve

     As mentioned in Note 1, this amount represents the total of the following:

     - the additional earnings of Guangdong Mobile and Zhejiang Mobile from June 1, 1997 to September 26, 1997, the completion date of the Restructuring (RMB1,132);

     - goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile on June 3, 1998 (RMB15,622), which has been eliminated against capital reserve immediately upon acquisition;

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     - goodwill arising on the acquisition of Fujian Mobile BVI, Henan Mobile BVI, Hainan Mobile BVI, Fujian Mobile, Henan Mobile and Hainan Mobile on November 11, 1999 (RMB42,440), which has been eliminated against capital reserve immediately upon acquisition; and

     - goodwill arising on the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI, Guangxi Mobile BVI, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 12, 2000 (RMB239,540), which has been eliminated against capital reserve immediately upon acquisition.

     PRC Statutory Reserves

     PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

     At December 31, 2000, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile are wholly foreign-owned enterprises. In accordance with Accounting Regulations for PRC Enterprises with Foreign Investment, they are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve at 10% of their profit after taxation determined under PRC GAAP. During the year, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile transferred 30% of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. Beijing Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile did not make any appropriation to the enterprise expansion fund during the year.

     The general reserve can be used to make good losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

     As Shanghai Mobile has not yet registered as a wholly foreign-owned enterprise at December 31, 2000, it is not required to make the above transfers for the year ended December 31, 2000. According to the Articles of Association, Shanghai Mobile is required to transfer a certain percentage of profit after taxation, as determined under PRC GAAP, to the statutory surplus reserve and statutory public welfare fund. During the year, appropriations were made by Shanghai Mobile to the statutory surplus reserve and the statutory public welfare fund both at 10 per cent of its profit after taxation determined under PRC GAAP.

     Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilized on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

     At December 31, 1999 and 2000, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB1,400 and RMB3,263, RMB4,198 and RMB9,067, RMB83 and RMB175 and RMB46 and RMB138, respectively.

     Distributable Reserves

     At December 31, 1999 and 2000, the amount of distributable reserves of the Company amounted to RMB3,082 and RMB7,752.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Share Option Scheme

     On October 8, 1997, the Company adopted a share option scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares equal to 10% of the total issued share capital of the Company. According to the share option scheme, the consideration payable by a participant for the grant of an option under the share option scheme will be HK$1.00. The price of a share payable by a participant upon the exercise of an option will be determined by the directors of the Company at their discretion, except that such price may not be set below a minimum price which is the higher of:

          (i) the nominal value of a share; and

          (ii) 80% of the average of the closing prices of shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the option.

     The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme.

     During the year ended December 31, 1999 and 2000, a total number of share options of 8,200,000 and 31,590,000 were granted under the share option scheme to certain directors and employees of the Company. During the year ended December 31 1999 and 2000, options were exercised to subscribe for 7,500,000 and 3,974,000 ordinary shares of HK$0.10 each at a total consideration of HK$84,000,000 (RMB equivalent 88,000,000) and HK$84,000,000 (RMB equivalent
89,000,000).

     At December 31, 1999 and 2000, the outstanding options were as follows:

                                                              PRICE PER      NUMBER OF SHARES
                                                             SHARE TO BE     INVOLVED IN THE
                                     NORMAL PERIOD DURING      PAID ON           OPTIONS
                                        WHICH OPTIONS        EXERCISE OF    OUTSTANDING AT THE
DATE OPTIONS GRANTED                     EXERCISABLE           OPTIONS           YEAR END
--------------------                 --------------------    -----------    ------------------
AT DECEMBER 31, 2000:
March 9, 1998......................  March 9, 1998            HK$11.10           2,100,000
                                     to March 8, 2006
November 26, 1999..................  November 26, 1999        HK$33.91           3,500,000
                                     to October 7, 2007
November 26, 1999..................  November 26, 2002        HK$33.91           3,500,000
                                     to October 7, 2007
April 25, 2000.....................  April 25, 2002           HK$45.04          15,608,000
                                     to October 7, 2007
April 25, 2000.....................  April 25, 2005           HK$45.04          15,608,000
                                     to October 7, 2007
AT DECEMBER 31, 1999:
March 9, 1998......................  March 9, 1998            HK$11.10           4,500,000
                                     to March 8, 2006
November 26, 1999..................  November 26, 1999        HK$33.91           4,100,000
                                     to October 7, 2007
November 26, 1999..................  November 26, 2002        HK$33.91           4,100,000
                                     to October 7, 2007

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

27. FOREIGN CURRENCY EXCHANGE

     The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place through the People's Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center.

     Currently the Company's subsidiaries established in the PRC are able to purchase foreign exchange for settlement of "current account transactions" (as defined in the applicable regulations), including payment of dividends without the approval of the State Administration of Foreign Exchange ("SAFE"). However, there can be no assurance that the current authorization for Foreign Investment Enterprises to retain their foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that the subsidiaries of the Company will be able to obtain sufficient foreign exchange to pay dividends or satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of the SAFE, which could affect the ability of the Company's subsidiaries established in the PRC to obtain foreign exchange through debt or equity financing, including by means of loans or capital contribution from the Company.

28. PRINCIPAL SUBSIDIARIES

     Details of the Company's principal subsidiaries are as follows:

                             PLACE AND
                              DATE OF                                          ATTRIBUTABLE
                           INCORPORATION/       AUTHORIZED, ISSUED AND            EQUITY
     NAME OF COMPANY       ESTABLISHMENT            PAID UP CAPITAL             INTEREST %    PRINCIPAL ACTIVITIES
     ---------------       --------------  ---------------------------------   ------------   --------------------
                                            AUTHORIZED    ISSUED AND PAID UP
Guangdong Mobile.........  PRC             --             RMB 5,595                100%       Cellular telephone
                           September 28,                                                      operator
                           1988
Zhejiang Mobile..........  PRC February    --             RMB 2,118                100%       Cellular telephone
                           2, 1996                                                            operator
Jiangsu Mobile BVI.......  BVI March 6,    10,000 shares  1 share at HK$1          100%       Investment holding
                           1998            at HK$1                                            company
Jiangsu Mobile...........  PRC December    --             RMB 2,800                100%       Cellular telephone
                           10, 1992                                                           operator
Fujian Mobile BVI........  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 1999         at HK$1                                            company
Fujian Mobile............  PRC September   --             RMB 5,247                100%       Cellular telephone
                           7, 1999                                                            operator
Henan Mobile BVI.........  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 1999         at HK$1                                            company
Henan Mobile.............  PRC August 6,   --             RMB 4,368                100%       Cellular telephone
                           1999                                                               operator
Hainan Mobile BVI........  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 1999         at HK$1                                            company

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

                             PLACE AND
                              DATE OF                                          ATTRIBUTABLE
                           INCORPORATION/       AUTHORIZED, ISSUED AND            EQUITY
     NAME OF COMPANY       ESTABLISHMENT            PAID UP CAPITAL             INTEREST %    PRINCIPAL ACTIVITIES
     ---------------       --------------  ---------------------------------   ------------   --------------------
                                            AUTHORIZED    ISSUED AND PAID UP
Hainan Mobile............  PRC August 19,  --             RMB 643                  100%       Cellular telephone
                           1999                                                               operator
Beijing Mobile BVI.......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Beijing Mobile...........  PRC July 26,    --             RMB5,358                 100%       Cellular telephone
                           2000                                                               operator
Shanghai Mobile BVI......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Shanghai Mobile..........  PRC August 4,   --             RMB5,405                 100%       Cellular telephone
                           2000                                                               operator
Tianjin Mobile BVI.......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Tianjin Mobile...........  PRC July 24,    --             RMB1,857                 100%       Cellular telephone
                           2000                                                               operator
Hebei Mobile BVI.........  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Hebei Mobile.............  PRC July 31,    --             RMB4,015                 100%       Cellular telephone
                           2000                                                               operator
Liaoning Mobile BVI......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Liaoning Mobile..........  PRC August 7,   --             RMB4,758                 100%       Cellular telephone
                           2000                                                               operator
Shandong Mobile BVI......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Shandong Mobile..........  PRC August 7,   --             RMB5,772                 100%       Cellular telephone
                           2000                                                               operator
Guangxi Mobile BVI.......  BVI September   10,000 shares  1 share at HK$1          100%       Investment holding
                           1, 2000         at HK $1                                           company
Guangxi Mobile...........  PRC August 3,   --             RMB2,095                 100%       Cellular telephone
                           2000                                                               operator
China Mobile (Shenzhen)
  Limited................  PRC June 9,     --             US$30                    100%       Corporate operation
                           2000                                                               controller

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

                             PLACE AND
                              DATE OF                                          ATTRIBUTABLE
                           INCORPORATION/       AUTHORIZED, ISSUED AND            EQUITY
     NAME OF COMPANY       ESTABLISHMENT            PAID UP CAPITAL             INTEREST %    PRINCIPAL ACTIVITIES
     ---------------       --------------  ---------------------------------   ------------   --------------------
                                            AUTHORIZED    ISSUED AND PAID UP
Aspire Holdings
  Limited................  Cayman Islands  1,500,000,000  HK$78                     80%       Investment holding
                           June 5, 2000    shares at HK                                       company
                                           $0.1
Aspire (BVI) Limited.....  BVI June 7,     50,000 shares  US$0.001                  80%       Investment holding
                           2000            of US$1                                            company

     Total dividend declared by the Company's subsidiaries for the financial year ended December 31, 1999 and 2000 amounted to RMB985 and RMB5,032, respectively. No dividend was declared for the financial year ended December 31, 1998.

29. SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

     The Group's accounting policies conform with generally accepted accounting principles in Hong Kong ("HK GAAP") which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America ("US GAAP").

     The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

  (a) Effect of Combination of Entities Under Common Control

     Under HK GAAP, the Group adopted the acquisition method to account for the purchase of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. Goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition.

     As a result of the Group, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. The cash consideration paid by the Group has been treated as an equity transaction in the year of acquisition for US GAAP purposes.

  (b) Capitalization of Interest

     Under HK GAAP, the Group capitalizes interest costs to the extent that the related borrowings are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

     Under US GAAP, interest costs capitalized are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalized are based on the weighted average interest rate applicable to other borrowings of the entity.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  (c) Revaluation and Impairment of Fixed Assets

     For certain periods prior to May 31, 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders' equity.

     Additionally, the fixed assets of Guangdong Mobile and Zhejiang Mobile were revalued as of May 31, 1997 as a result of the Restructuring occurred in 1997. The fixed assets of Jiangsu Mobile were revalued as of December 31, 1997 upon its acquisition by the Group on June 3, 1998. The fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile were revalued as of June 30, 1999 upon their acquisitions by the Group on November 11, 1999. The fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were revalued as of June 30, 2000 upon their acquisition by the Group on November 10, 2000. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases.

     The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

     Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. However, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation reserve is created under US GAAP with a corresponding increase in shareholders' equity.

     Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (d) Employee Housing Scheme

     The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognized by the subsidiaries.

     Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statement of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

  (e) Deferred Taxation

     Under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognized unless their realization is assured beyond reasonable doubt.

     Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criterion of "more likely than not".

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  (f) Share Option Scheme

     The Group grants share options to directors and employees. Under HK GAAP, the proceeds received are recognized as an increase to capital upon the exercise of the share options.

     Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options and amortizes this amount over the vesting period of the option concerned.

  (g) Revenue Recognition

     Until June 30, 1999, under both HK GAAP and US GAAP, connection fee revenue and telephone number selection fees were recognized as received. Under US GAAP, effective July 1, 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognized over the estimated customer usage period for the related service.

     Under US GAAP, effective January 1, 2000, the Group adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). Under SAB 101, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, are deferred and amortised over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB 101 was not material.

  (h) Interconnection, Roaming and Leased Line Agreements

     In May 2000, the Group entered into new agreements with China Mobile for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from October 1, 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from April 1, 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended December 31, 2000. Under US GAAP, such net savings are deferred and amortized on a straight-line basis over seven years.

  (i) Recently Issued Accounting Standards

     In June 1998, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. Because the Group does not hold any derivate instruments and does not engage in hedging activities, the adoption of SFAS 133 as of January 1, 2001 did not have any impact on the Group's operations or financial position under US GAAP.

  (j) Related Party Transactions

     Under HK GAAP, transactions of the Group entered into with entities under the control by the MII prior to May 2000, and China Telecom Group are not disclosed as related party transactions. As such, related party transactions as disclosed in note 11 only refers to transactions with entities under the control by the MII prior to May 2000, and subsidiaries of China Mobile.

     Under US GAAP, transactions between the Group and the entities under the control by MII prior to May 2000, and China Telecom Group are also disclosed as related party transactions.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                               RMB      RMB      RMB
Net profit under HK GAAP....................................   6,900    4,797   18,027
Adjustments:
  Effect of combination of entities under common control....   7,357    4,886    7,139
  Capitalized interest......................................      84       96       17
  Revaluation of fixed assets...............................   1,250    3,781      603
  Employee housing scheme...................................    (346)    (227)       2
  Deferred taxation.........................................    (189)     352     (395)
  Share option scheme.......................................     (32)     (22)     (99)
  Amortization of net connection fees and telephone number
     selection fees.........................................      --   (1,511)    (542)
  Amortization of net savings from interconnection, roaming
     and leased line agreements.............................      --       --     (543)
  Deferred tax effects of US GAAP adjustments...............    (441)  (1,159)      71
                                                              ------   ------   ------
          Net profit under US GAAP..........................  14,583   10,993   24,280
                                                              ======   ======   ======
Basic and diluted net profit per share in accordance with US
  GAAP......................................................    0.87     0.65     1.37
                                                              ======   ======   ======

     The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1999       2000
                                                              -------   --------
                                                                RMB       RMB
Shareholders' equity under HK GAAP..........................  57,092     83,760
Adjustments:
  Effect of combination of entities under common control....  21,030         --
  Capitalized interest......................................     475        491
  Revaluation of fixed assets:
     Cost...................................................  (6,586)   (11,410)
     Accumulated depreciation and other.....................   5,506      6,167
  Deferred tax adjustments on revaluations..................     304      1,697
  Employee housing scheme...................................  (1,195)    (1,193)
  Deemed capital contribution for employee housing scheme...   1,110      1,193
  Deferral of net connection fees and telephone number
     selection fees.........................................  (1,511)    (2,054)
  Deferral of net savings from interconnection, roaming and
     leased line agreements.................................      --       (543)
  Recognition of deferred taxes.............................     833      1,264
  Deferred tax effects of US GAAP adjustments...............      15        288
                                                              ------    -------
          Shareholders' equity under US GAAP................  77,073     79,660
                                                              ======    =======

     The following are condensed consolidated balance sheets of the Group as of December 31, 1999 and 2000, and the related condensed consolidated statements of income, total shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, restated to reflect the impact of the differences between HK GAAP and US GAAP.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Condensed Consolidated Statements of Income

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                               RMB      RMB       RMB
Operating revenue:
  Usage fees................................................  33,447   47,726    64,220
  Monthly fees..............................................   8,806   10,935    14,364
  Connection fees...........................................   7,546    4,479     1,811
  Other operating revenue...................................   4,576    7,463    10,585
                                                              ------   ------   -------
          Total operating revenue...........................  54,375   70,603    90,980
                                                              ------   ------   -------
Operating expenses:
  Leased lines..............................................   8,928    7,999     7,937
  Interconnection...........................................   8,264   12,550    13,773
  Depreciation..............................................   8,539   12,952    14,169
  Personnel.................................................   2,560    3,271     4,871
  Other operating expenses..................................   9,046    9,896    14,121
  Write-down and write-off of analog network equipment......     136    9,775     1,547
          Total operating expenses..........................  37,473   56,443    56,418
                                                              ------   ------   -------
Operating profits...........................................  16,902   14,160    34,562
Other net income............................................     206      628     1,107
Non-operating net income/(expenses).........................      58      (49)       38
Interest income.............................................   1,624      809     1,070
Finance costs...............................................    (294)    (938)   (1,399)
                                                              ------   ------   -------
Profit before tax...........................................  18,496   14,610    35,378
Income Tax..................................................  (3,912)  (3,617)  (11,097)
                                                              ------   ------   -------
Profit after tax............................................  14,584   10,993    24,281
Minority interests..........................................      (1)      --        (1)
                                                              ------   ------   -------
          Net profit........................................  14,583   10,993    24,280
                                                              ======   ======   =======

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Condensed Consolidated Balance Sheets

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
                                                                RMB       RMB
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................   23,990    27,702
  Deposits with banks.......................................    8,252    12,204
  Accounts receivable.......................................    7,642     7,252
  Other receivables.........................................      955     1,299
  Inventories...............................................      359       828
  Prepayments and other current assets......................      968     1,289
  Amount due from ultimate holding company..................      542       557
  Amounts due from related parties..........................    3,002       998
                                                              -------   -------
          Total current assets..............................   45,710    52,129
  Fixed assets..............................................   71,791    82,223
  Construction in progress..................................   12,096    14,019
  Investment securities.....................................       88        61
  Interest in associates....................................       46        46
  Deferred tax assets.......................................    3,912     6,295
  Deferred expenses.........................................      960     1,765
                                                              -------   -------
          Total assets......................................  134,603   156,538
                                                              =======   =======
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    9,298     8,132
  Bills payable.............................................    1,779     1,005
  Bank loans and other interest-bearing borrowings..........    9,179    10,471
  Taxes payable.............................................    2,868     6,735
  Obligation under capital lease -- current portion.........    1,753     1,624
  Amounts due to related parties............................    3,643     3,449
  Accrued expenses and other payables.......................    6,150     8,408
  Amount due to immediate holding company...................       --     4,136
  Amount due to ultimate holding company....................      664       678
                                                              -------   -------
          Total current liabilities.........................   35,334    44,638
  Bank loans and other interest -- bearing borrowings.......   16,035    23,134
  Deferred revenue..........................................    3,912     7,854
  Obligation under capital leases -- long-term portion......    2,249     1,235
                                                              -------   -------
          Total liabilities.................................   57,530    76,861
Minority interests..........................................       --        17
Shareholders' equity........................................   77,073    79,660
                                                              -------   -------
          Total liabilities and shareholders' equity........  134,603   156,538
                                                              =======   =======

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Condensed Consolidated Statements of Total Shareholders' Equity for the Following Years:

                                                                RMB
                                                              --------
Shareholders' equity at January 1, 1998.....................    81,652
Net profit for the year ended December 31, 1998.............    14,583
Deemed capital distribution.................................   (24,121)
Distribution to owner.......................................    (2,820)
Contribution by owner.......................................       425
Deemed capital contribution for employee housing scheme.....       376
Stock-based compensation....................................        32
                                                              --------
Shareholders' equity at December 31, 1998...................    70,127
Net profit for the year ended December 31, 1999.............    10,993
Issue of ordinary shares....................................    48,908
Deemed capital distribution.................................   (52,953)
Distribution to owner.......................................    (2,185)
Contribution by owner.......................................       955
Deemed capital contribution for employee housing scheme.....       252
Tax effect of revaluation...................................       954
Stock-based compensation....................................        22
                                                              --------
Shareholders' equity at December 31, 1999...................    77,073
Net profit for the year ended December 31, 2000.............    24,280
Issue of ordinary shares....................................   248,181
Deemed capital distribution.................................  (271,485)
Distribution to owner.......................................    (1,297)
Contribution by owner.......................................       278
Deemed capital contribution for employee housing scheme.....        84
Tax effect of revaluation...................................     2,469
Stock-based compensation....................................        99
Others......................................................       (22)
                                                              --------
Shareholders' equity at December 31, 2000...................    79,660
                                                              ========

  Condensed Consolidated Statements of Cash Flows

     The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 "Cash Flow Statements" ("HK SSAP 15"). Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS 95"). The principal differences between the standards relate to classification. Under HK SSAP 15, the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing activities. Cash flows from taxation and returns on investments and servicing of finance shown herein would be included as operating activities under SFAS 95, with the exception of

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1998      1999      2000
                                                            -------   -------   -------
                                                              RMB       RMB       RMB
Net cash inflow from:
  Operating activities....................................   23,840    35,137    49,341
  Investing activities....................................  (27,558)  (30,646)  (33,722)
  Financing activities....................................  (18,720)    1,259   (11,907)
                                                            -------   -------   -------
(Decrease)/increase in cash and cash equivalents..........  (22,438)    5,750     3,712
Cash and cash equivalents at beginning of year............   40,678    18,240    23,990
                                                            -------   -------   -------
Cash and cash equivalents at end of year..................   18,240    23,990    27,702
                                                            =======   =======   =======
Interest paid (net of amounts capitalized)................      405       844     1,304
                                                            =======   =======   =======
Income taxes paid.........................................    2,389     4,093     6,956
                                                            =======   =======   =======

  Significant Non-Cash Transactions

     The Group incurred payables of RMB7,637 and RMB1,779, and RMB6,185 and RMB1,068, to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 1999 and 2000, respectively.

     The Group incurred payables of RMB11,608 and RMB13 to equipment suppliers and related parties respectively for additions of construction in progress during the year ended December 31, 1998.

30. ADDITIONAL INFORMATION REQUIRED BY US GAAP

     The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

  WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                               1998     1999     2000
                                                               -----   ------   ------
                                                                RMB     RMB      RMB
Write-down of analog network equipment......................    136    8,841    1,352
Write-off of analog network equipment.......................     --      934      195
                                                                ---    -----    -----
                                                                136    9,775    1,547
                                                                ===    =====    =====

     Due to the rapid change of technology, the Company has re-assessed the recoverability of the carrying amount of the analog network equipment which are held for use at December 31, 1998, 1999 and 2000. The Company determined the existence of impairment by comparing the carrying amount of these equipment to their future undiscounted net cash flows expected to be generated over the economic life of each analog network in service at December 31, 1998, 1999 and 2000. The Company has recognized impairment write downs of RMB136, RMB8,841 and RMB1,352 on these equipment in 1998, 1999 and 2000, respectively. Such amount of loss is measured by the amount by which the carrying amounts of the individual analog network assets exceed their fair value determined based on the discounted net cash flow expected to be generated by each analog network. Additionally, the Company has written-off RMB934 and RMB195 of certain analog network equipment which had been removed from service at December 31, 1999 and 2000, respectively.

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Income Tax

     The Company is subject to Hong Kong profits tax at 16% for the years ended December 31, 1998, 1999 and 2000.

     The Group's PRC subsidiaries are subject to the statutory income tax rate of 33%, except Hainan Mobile, which is assessed at a tax rate of 15%.

     The components of income tax expense are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----   ------   ------
                                                               RMB     RMB      RMB
Current.....................................................  3,415    5,386    8,714
Deferred....................................................    497   (1,769)   2,383
                                                              -----   ------   ------
                                                              3,912    3,617   11,097
                                                              =====   ======   ======

     The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               1998    1999     2000
                                                              ------   -----   ------
                                                               RMB      RMB     RMB
Expected PRC taxation at statutory tax rates................   6,104   4,822   11,675
Non-taxable items:
  Connection fee............................................  (1,459)   (571)    (287)
  Surcharge.................................................    (506)   (430)    (207)
  Interest income...........................................    (225)    (66)     (74)
Non-deductible expenses.....................................     260     263      586
Rate differential on PRC operations.........................      --    (385)    (688)
Rate differential on Hong Kong operations...................    (233)    (46)      32
Reversal of deferred taxation due to change of income tax
  rate......................................................      --      84       --
Others......................................................     (29)    (54)      60
                                                              ------   -----   ------
Income tax..................................................   3,912   3,617   11,097
                                                              ======   =====   ======

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                               DECEMBER 31,
                                                              --------------
                                                               1999    2000
                                                              ------   -----
                                                               RMB      RMB
Deferred tax assets:
  Provision for obsolete inventories........................      73      12
  Provision for doubtful accounts...........................   1,077   1,264
  Revaluation of fixed assets...............................   3,967   3,799
  Amortization of deferred items............................     235     501
  Income recognition on prepaid service fees................      --     872
  Tax loss carried forward..................................      45      --
                                                              ------   -----
Gross deferred tax assets...................................   5,397   6,448
Deferred tax liabilities:
  Capitalized interest......................................    (147)   (153)
  Fixed assets basis difference.............................  (1,338)     --
                                                              ------   -----
          Net deferred tax assets...........................   3,912   6,295
                                                              ======   =====

  Accounts Receivable

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     2000
                                                              ------   ------
                                                               RMB      RMB
Accounts receivable.........................................  11,026   11,312
Less: Allowance for doubtful accounts.......................  (3,384)  (4,060)
                                                              ------   ------
                                                               7,642    7,252
                                                              ======   ======

     Allowance for doubtful accounts is analyzed as follows:

                                                               RMB
                                                              ------
At January 1, 1998..........................................   1,972
Provision for the year......................................   1,999
Written-off.................................................    (638)
                                                              ------
At December 31, 1998........................................   3,333
Provision for the year......................................   2,073
Written-off.................................................  (2,022)
                                                              ------
At December 31, 1999........................................   3,384
Provision for the year......................................   1,985
Written-off.................................................  (1,309)
                                                              ------
At December 31, 2000........................................   4,060
                                                              ======

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Fixed Assets

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
                                                                RMB       RMB
Land use rights and buildings...............................    4,717     6,612
Telecommunication transceivers, switching centers and other
  network equipment.........................................   91,546   113,511
Office equipment, furniture and fixtures and others.........    2,804     3,835
                                                              -------   -------
                                                               99,067   123,958
Less: accumulated depreciation..............................  (27,276)  (41,735)
                                                              -------   -------
                                                               71,791    82,223
                                                              =======   =======

  Deferred Revenue and Other Items

                                                               DECEMBER 31,
                                                              --------------
                                                              1999     2000
                                                              -----   ------
                                                               RMB     RMB
Balance at beginning of year................................  1,757    3,912
Addition during the year....................................  2,869   13,692
Recognized in the condensed consolidated statements of
  income....................................................   (714)  (9,750)
                                                              -----   ------
Balance at end of year......................................  3,912    7,854
                                                              =====   ======

     Deferred revenue comprises:

          (i) the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services which are amortized over a period of seven years;

          (ii) the unamortized portion of connection fees and telephone number selection fees received which are recognized over the estimated subscriber usage period for the related services;

          (iii) the prepaid services fee received from subscribers which is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers; and

          (iv) the unamortized portion of net savings attributable to the Group as a result of the provincial interconnection, roaming and leased line agreements.

  Deferred Expenses

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    2000
                                                              -----   -----
                                                               RMB     RMB
Balance at beginning of year................................     --     960
Addition during the year....................................  1,072   1,695
Recognized in the condensed consolidated statements of
  income....................................................   (112)   (890)
                                                              -----   -----
Balance at end of year......................................    960   1,765
                                                              =====   =====

     Deferred expenses comprises:

          (i) the unamortized portion of issurance costs in respect of the fixed rate notes and convertible bonds; and

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

          (ii) the unamortized portion of direct costs related to connection fee and telephone number selection fees received.

  Stock Option Plan

     Details of the Company's stock option plan and options granted under the plan are contained in Note 26. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: no dividend yield for all years; expected volatility of 66.0 percent, 75.0 percent and 89.97% percent for the share option granted during 1998, 1999 and 2000 respectively; risk-free interest rate of 9.5 percent; and expected life of 8 years. The per share fair value of stock options granted during 1998, 1999 and 2000 were HK$10.85, HK$31.48 and HK$48.92 on the date of grant, respectively.

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its plan. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The compensation cost that has been charged against income for US GAAP for the Company's stock option plan was RMB32 for 1998, RMB22 for 1999 and RMB99 for 2000. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for it stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net profit and net profit per share would have been reduced to the pro forma amounts indicated below:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      2000
                                                              ------    ------
                                                               RMB       RMB
Net profit:
  As reported...............................................  10,993    24,280
  Pro forma.................................................  10,873    23,941
Basic net profit per share:
  As reported...............................................    0.65      1.37
  Pro forma.................................................    0.64      1.36
Diluted net profit per share:
  As reported...............................................    0.65      1.37
  Pro forma.................................................    0.64      1.35

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

  Net Profit Per Share

     The following is a reconciliation of the numerators and denominators of the basic and diluted net profit per share computations prepared under US GAAP.

                        FOR THE YEAR ENDED DECEMBER 31, 1998      FOR THE YEAR ENDED DECEMBER 31, 1999
                       ---------------------------------------   ---------------------------------------
                         INCOME         SHARES       PER SHARE     INCOME         SHARES       PER SHARE
                       (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                       -----------   -------------   ---------   -----------   -------------   ---------
                                                         (IN MILLIONS)
Basic net profit per
  share..............    14,583         16,833         0.87        10,993         16,944         0.65
                                                       ====                                      ====
Effect of dilutive
  securities.........
Stock options........                        2                                         3
                                        ------                                    ------
Diluted net profit
  per share..........    14,583         16,835         0.87        10,993         16,947         0.65
                         ======         ======         ====        ======         ======         ====

                        FOR THE YEAR ENDED DECEMBER 31, 2000
                       ---------------------------------------
                         INCOME         SHARES       PER SHARE
                       (NUMERATOR)   (DENOMINATOR)    AMOUNT
                       -----------   -------------   ---------
                                    (IN MILLIONS)
Basic net profit per
  share..............    24,280         17,666         1.37
                                                       ====
Effect of dilutive
  securities.........
Stock options........                       16
                                        ------
Diluted net profit
  per share..........    24,280         17,682         1.37
                         ======         ======         ====

  Fair Value

     Financial assets of the Group include cash and cash equivalents, accounts receivable, other receivables and due from related parties. Financial liabilities of the Group include accounts payable, bank and other loans, other payables and due to related parties. It is not practicable to estimate the fair value of the amounts due from and due to related parties without incurring excessive cost.

     The following table presents the carrying amounts and fair values of the Group's bank and other loans as of December 31, 1999 and 2000:

                                              DECEMBER 31, 1999          DECEMBER 31, 2000
                                           ------------------------   ------------------------
                                                              FAIR                       FAIR
                                           CARRYING AMOUNT   VALUE    CARRYING AMOUNT   VALUE
                                           ---------------   ------   ---------------   ------
                                                 RMB          RMB           RMB          RMB
Fixed rate bank and other loans..........      16,477        16,535       14,630        14,700
Variable rate bank and other loans.......       3,785         3,785        8,314         8,315
Fixed rate notes.........................       4,952         4,965        4,953         5,134
Convertible notes........................          --            --        5,708         5,709
                                               ------        ------       ------        ------
          Total bank and other loans.....      25,214        25,285       33,605        33,858
                                               ======        ======       ======        ======

     The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

  Related Party Transactions

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                               RMB      RMB      RMB
Interconnection revenue.....................................  1,356    2,477    4,681
Interconnection charges.....................................  6,082    9,516    9,586
Leased line charges.........................................  8,928    7,999    8,090
Roaming revenue.............................................  2,342    3,396    4,038
Roaming expenses............................................  2,182    3,033    3,503
Spectrum fees...............................................     27       28       27
Operating lease charges.....................................    447      540      617
Sales commission............................................    310      426      398

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                               RMB      RMB      RMB
Debt collection service fees................................    176      181      216
Billing service fees........................................     11       23       17
Roaming billing processing fees.............................     --       --      150
Equipment maintenance service fees..........................     --        2        8
Rental charges of synchronized clock ports..................     --        5       12
Construction and related services fees......................     --       --       38
Purchase of transmission tower and transmission
  tower-related service and antenna maintenance service
  fees......................................................     --       --       27
Prepaid card sales commission income........................     --       --      129
Prepaid card sales commission expenses......................     --       --      131
Purchase of mobile phones and equipment.....................    328       --       --
Interest paid/payable.......................................     87       23       --
Interest received...........................................     --       --       --
Capital contributions.......................................    425      604       --
Distributions...............................................  2,820      849       --

     Descriptions of the nature of the related party transactions are set forth in Note 25.

  Segment Reporting

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company's operating segments are comprised of its cellular businesses operated within the Guangzhou, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai, Tianjin municipalities and Guangxi antonomous region of the PRC. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide cellular services to individual customers within their geographic market. The Company's operating segments have been aggregated into a single operating segment as they are expected to exhibit similar future economic characteristics.

  Business Risks

     The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic and legal environment, extensive government regulations and competition in the cellular telephone industry.

  New Telecommunications Law

     In order to provide a uniform regulatory framework for the telecommunications industry in the PRC, the MII, pursuant to the direction of the PRC State Council, is currently preparing a draft of the Telecommunications Law of the PRC (the "Telecommunications Law"). The draft law, when formulated, will be submitted to the National People's Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted, and the nature and scope of regulation envisaged by the Telecommunications Law are

                    (AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)

not fully known. There can be no assurance that the Telecommunications Law, if adopted, would not have a material adverse effect on the Group's business, financial condition and results of operations.

  Amount of Spectrum Availability

     The Group's cellular system's subscriber capacity is limited by the amount of spectrum available for use by the system. The former State Radio Regulatory Commission, now a department within the MII, is responsible for the overall allocation of radio frequency spectrum in the PRC. There can be no assurance that the Group would be granted additional spectrum when and if required, and any resulting levels of system congestion could result in subscriber dissatisfaction, decreased system usage by subscribers and increased churn rate.

  Dependence on the PSTN and Interconnection Arrangement

     The Group's cellular services depend in large part upon access to the fixed line network. Limitations on the fixed line network would lower local, long-distance and international call completion rates for the Group's subscribers. There can be no assurance that increasing usage of the network would not result in additional strain on the fixed line network switching capacity, or that the existing quality of the fixed line network will remain adequate.

     In addition, the Group's operating revenues and expenses are affected by the terms of its interconnection arrangements. A material increase in interconnection charges payable by the Group could have a material adverse effect on the Group's results of operations. There can be no assurance that the commercial terms of future interconnection arrangements will be acceptable to the Group.

  Self Insurance Risk

     The Group does not maintain any insurance policies to cover its assets.

  Interest Rate Risk

     The interest rates and terms of repayment of the bank and other loans payable of the Group are disclosed in Note 19.

  Foreign Currency Risk

     The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results of operations.

  Credit Risk

     Substantially all of the Group's cash and cash equivalents are deposited with Hong Kong and PRC financial institutions. The accounts receivable of the Group are spread among a number of customers.