Form 20-F
period 2001-12-31
CHINA MOBILE HONG KONG LTD /ADR/
filed 2002-06-13
CIK 1117795

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to __________

                         ------------------------------

                         COMMISSION FILE NUMBER 1-14696

                         ------------------------------

                        CHINA MOBILE (HONG KONG) LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

                                      N/A
                (Translation of Registrant's Name into English)

                                HONG KONG, CHINA
                (Jurisdiction of Incorporation or Organization)

                         ------------------------------

                             60TH FLOOR, THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA

                    (Address of Principal Executive Offices)

                         ------------------------------

          Securities registered pursuant to Section 12(b) of the Act:

             Title of Each Class                        Name of Each Exchange on Which Registered
--------------------------------------------            -----------------------------------------
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

         As of December 31, 2001, 18,605,405,241 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                        CHINA MOBILE (HONG KONG) LIMITED


                                                                                                                 PAGE

Forward-Looking Statements..........................................................................................1

Special Note on our Financial Information and
certain Statistical Information presented in this Annual Report.....................................................2

                                                       PART I

Item 1.  Identity of Directors, Senior Management and Advisers......................................................3

Item 2.  Offer Statistics and Expected Timetable....................................................................3

Item 3.  Key Information............................................................................................3

Item 4.  Information on the Company................................................................................15

Item 5.  Operating and Financial Review and Prospects..............................................................41

Item 6.  Directors, Senior Management and Employees................................................................60

Item 7.  Major Shareholders and Related Party Transactions.........................................................66

Item 8.  Financial Information.....................................................................................74

Item 9.  The Offer and Listing.....................................................................................75

Item 10.  Additional Information...................................................................................76

Item 11.  Quantitative and Qualitative Disclosures about Market Risk...............................................86

Item 12.  Description of Securities Other than Equity Securities...................................................87

                                                       PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..........................................................88

Item 14.  Material Modifications to the Right of Security Holders and Use of Proceeds..............................88

Item 15.  [Reserved]...............................................................................................88

Item 16.  [Reserved]...............................................................................................88

                                                      PART III

Item 17.  Financial Statements.....................................................................................88

Item 18.  Financial Statements.....................................................................................88

Item 19.  Exhibits.................................................................................................89

                           FORWARD-LOOKING STATEMENTS

         This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

         -        our business strategy;

         - network expansion plans and related capital expenditure plans;

         - the planned development of new mobile technologies and other technologies and related applications;

         - the expected impact of tariff changes on our business, financial condition and results of operations;

         - the expected impact of new services on our business, financial condition and results of operations;

         - our acquisition of eight regional mobile telecommunications companies in 2002; and

         - future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies.

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

         These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

         - the continued restructuring of the telecommunications industry in Mainland China;

         - changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

         - the effect of competition on the demand for and price of our services;

         - changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

         - changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government's policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China's telecommunications market and China's economic growth.

         In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

         -        our ability to obtain adequate financing on acceptable terms;

         - the adequacy of currently available spectrum or the availability of additional spectrum;

         - the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

         - our ability to develop or obtain new technology and related applications; and

         - the availability of qualified management and technical personnel.


                 SPECIAL NOTE ON OUR FINANCIAL INFORMATION AND
        CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT


         As required under generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, we adopted the acquisition method to account for our acquisitions of various regional mobile communications companies, as described in "Item 4. Information on the Company -- History and Development of the Company". Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition.

         Under generally accepted accounting principles in the United
States, or U.S. GAAP, as a result of our being under common control with each of these companies prior to the acquisitions, each of the acquisitions was considered to be a "combination of entities under common control". Under U.S. GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. See "Item 5. Operating and Financial Review and Prospects".

         The statistical information set forth in this annual report relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

         The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2001. The selected historical income statement data for the years ended December 31, 1999, 2000 and 2001 and the selected historical balance sheet data as of December 31, 2000 and 2001 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes included elsewhere in this annual report. The selected historical Hong Kong GAAP income statement data for the years ended December 31, 1997 and 1998 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 1997, 1998 and 1999 are derived from audited financial statements that are not included herein.

         Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the acquisition method to account for our acquisitions of the various regional mobile telecommunications companies, as described in "Item 4. Information on the Company -- History and Development of the Company". Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis. For a discussion of significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on net profit for the years ended December 31, 1999, 2000 and 2001 and shareholders' equity as of December 31, 2000 and 2001, see note 29 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 29 to our consolidated financial statements.

                                                           AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                             1997          1998          1999          2000         2001           2001
                                            ------        ------        ------        ------       -------        ------
                                             RMB           RMB           RMB           RMB          RMB            US$
                                              (in millions, except share numbers and per share and per ADS information)

INCOME STATEMENT DATA:
HONG KONG GAAP
Operating revenue                           15,488        26,345        38,623        64,984       100,331        12,122
Operating expenses                          10,074        18,410        24,983        38,158        59,319         7,167
Operating profit                             5,414         7,935        13,640        26,826        41,012         4,955
Write-down and write-off of
      analog network equipment                  --           282         8,242         1,525            --            --
Profit before tax and
      minority  interests                    5,953         9,387         6,444        26,393        41,717         5,041
Income tax                                     991         2,486         1,647         8,366        13,703         1,656
Net profit                                   4,955         6,900         4,797        18,027        28,015         3,385
Basic and diluted net profit
      per share(1)(2)                         0.52          0.59          0.40          1.25          1.51          0.18
Basic and diluted net profit
      per ADS(1)(2)                           2.60          2.93          1.99          6.26          7.53          0.91
Shares utilized in basic calculation
      (in thousands)                     9,534,365    11,780,788    12,069,108    14,394,313    18,605,371    18,605,371
Shares utilized in diluted
    calculation (in thousands)           9,534,365    11,782,521    12,072,383    14,409,503    18,698,023    18,698,023

U.S. GAAP(3)

Operating revenue                           36,830        54,375        70,603        90,980       101,476        12,260
Operating expenses                          23,103        37,473        56,683        56,603        59,280         7,163
Operating profit                            13,727        16,902        13,920        34,377        42,196         5,097
Profit before tax and
      minority interests                    14,222        18,496        14,610        35,378        43,370         5,240
Income tax                                   1,797         3,912         3,617        11,097        14,296         1,727
Net profit                                  12,418        14,583        10,993        24,280        29,075         3,513
Basic and diluted net profit
      per share(1)(2)                         0.85          0.87          0.65          1.37          1.56          0.19
Basic and diluted net profit
      per ADS(1)(2)                           4.26          4.33          3.24          6.87          7.81          0.94
Shares utilized in basic
      calculation (in thousands)        14,586,967    16,833,390    16,943,812    17,666,347    18,605,371    18,605,371
Shares utilized in diluted
    calculation (in thousands)          14,586,967    16,835,123    16,947,086    17,681,538    18,698,023    18,698,023

BALANCE SHEET DATA:

HONG KONG GAAP
Current assets
   Cash and cash equivalents                40,071        17,481        19,349        27,702        21,821         2,636
   Deposits with banks                          --         1,311         8,227        12,204        14,970         1,809
   Accounts receivable                       1,592         2,482         4,957         7,252         5,728           692
Fixed assets                                18,634        33,986        42,699        87,465       105,208        12,711
Total assets                                64,950        64,541        87,435       156,438       173,749        20,992
Total short-term debt (4)                    2,148         5,337         4,419        12,095         5,439           658
Total long-term debt (5)                     2,870           991         2,332        13,708         6,739           814
Fixed rate notes                                --            --         4,952         4,953         4,956           599

                                                           AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                             1997          1998          1999          2000         2001           2001
                                            ------        ------        ------        ------       -------        ------
                                             RMB           RMB           RMB           RMB          RMB            US$
                                              (in millions, except share numbers and per share and per ADS information)

Convertible notes                               --            --            --         5,708         5,708           690
Bonds                                           --            --            --            --         5,000           603
Total liabilities (6)                       10,386        18,699        30,343        72,661        61,938         7,483
Shareholders' equity                        54,550        45,827        57,092        83,760       111,779        13,505
U.S. GAAP(3)

Fixed assets                                41,692        64,084        71,791        82,223       101,063        12,211
Total assets                               102,103       111,588       134,603       156,538       173,954        21,018
Total long-term debt (5)                     5,750        10,382        13,332        13,708         6,739           814
Fixed rate notes                                --            --         4,952         4,953         4,956           599
Convertible notes                               --            --            --         5,708         5,708           690
Bonds                                           --            --            --            --         5,000           603
Shareholders' equity                        81,798        70,127        77,073        79,660       109,016        13,172

OTHER FINANCIAL DATA:

HONG KONG GAAP
Capital expenditures(7)                      5,807        11,040        11,708        21,964        39,500         4,772
Net cash inflow from
      operating activities                   8,825        13,567        21,662        41,401        63,890         7,719
Net cash outflow from
      investing activities                 (5,327)      (36,357)      (36,117)      (92,880)      (46,198)       (5,581)
Net cash inflow / (outflow) from
      financing activities                  34,218           325        18,337        65,653       (9,581)       (1,158)
Adjusted cash flow(8)                        8,203        13,444        19,673        35,580        49,898         6,029
Adjusted EBITDA(9)                           8,180        12,869        21,603        37,500        60,270         7,282
Dividend declared                               --            --            --            --            --            --
U.S. GAAP(3)
Net cash flow from
      operating activities                  18,517        23,840        35,137        49,341        49,898         6,029
Dividend declared                               --            --            --            --            --            --

---------
(1) The basic and diluted net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1997 have been computed by dividing net profit under Hong Kong GAAP by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding as if 9,010,000,000 ordinary shares and 1,802,000,000 ADSs (based on a ratio of five shares to one ADS), respectively, issued in the restructuring for our initial public offering were outstanding during that period (in addition to shares actually issued, if any).

         The basic and diluted net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1997 have been computed by dividing net profit under U.S. GAAP by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding as if (i) 9,010,000,000 ordinary shares and 1,802,000,000 ADSs (based on a ratio of five shares to one ADS), respectively, issued in the restructuring for our initial public offering; (ii) 1,273,195,021 ordinary shares and 254,639,004 ADSs, respectively, issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile and (iii) 3,779,407,375 ordinary shares and 755,881,475 ADSs, respectively, issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were outstanding during that period (in addition to shares actually issued, if any).

(2) The basic net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1998, 1999, 2000 and 2001 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 1998, 1999, 2000 and 2001. The calculation of diluted net profit per share under Hong Kong GAAP for the years ended December 31, 1998, 1999, 2000 and 2001 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

         The basic net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1998, 1999, and 2000 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 1,273,195,021 ordinary shares representing 254,639,004 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile and 3,779,407,375 ordinary shares representing 755,881,475 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The basic net profit per share and per ADS amount under U.S. GAAP for the year ended December 2001 has been computed by dividing net profit by the weighted average number of shares and weighted average number of ADSs outstanding during 2001. The calculation of diluted net profit per share under U.S. GAAP for the years ended December 31, 1998, 1999, 2000 and 2001 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 1998, 1999 and 2000, all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to shareholders per share. In 2000, since all potential ordinary shares resulting from the convertible notes would increase profit attributable to shareholders per share as a result of savings on interest payable on the convertible notes, the anti-dilutive effects of potential ordinary shares were not taken into account in calculating diluted earnings per share. For the year ended December 31, 2001, all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme and convertible notes would decrease profit attributable to shareholders per share.

(3) The amounts for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are presented to reflect our acquisitions of the various regional mobile telecommunications companies under the "as if pooling-of-interest" method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.

(4) Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of obligations under capital leases.

(5) Includes long-term bank and other loans and obligations under capital leases, net of current portion.

(6)      Excludes minority interest.

(7)      Represents payments made for capital expenditures during the year.

(8) Represents net cash inflows from operating activities less net cash outflows / (inflows) from returns on investments and servicing of finance and taxation.

(9) Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depreciation, amortization, non-operating income (expense) and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flow from operating activities. The items of net profit excluded from EBITDA are significant components in understanding and assessing our financial performance, and our computation of EBITDA may not be comparable to other similarly titled measures of other companies. See "Item 5. Operating and Financial Review and Prospects" and the consolidated statements of our cash flows contained elsewhere in this annual report.

EXCHANGE RATE INFORMATION

         We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB 8.2766 = US$ 1.00 and HK$ 7.7980= US$ 1.00, the prevailing rates on

December 31, 2001. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

         The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were US$
1.00 = RMB 8.2770 and US$ 1.00 = HK$ 7.8000, respectively, on June 10, 2002. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:


                                                  NOON BUYING RATE
----------------------------------------------------------------------------------------------------------------------------
                                     RMB PER US$1.00                                                       HK$ PER US$1.00
                                    ------------------                                                  --------------------
                                     HIGH        LOW                                                     HIGH           LOW
                                    ------      ------                                                  ------        ------

December 2001..............         8.2773      8.2676         December 2001..............              7.7999        7.7970
January 2002...............         8.2800      8.2765         January 2002...............              7.8000        7.7970
February 2002..............         8.2770      8.2765         February 2002..............              7.7999        7.7991
March 2002.................         8.2800      8.2766         March 2002.................              7.8000        7.7993
April 2002.................         8.2780      8.2769         April 2002.................              7.8095        7.7992
May 2002...................         8.2775      8.2765         May 2002...................              7.8001        7.7990

         The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1997, 1998, 1999, 2000 and 2001, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                          AVERAGE NOON BUYING RATE
------------------------------------------------------------------------------------
                                                RMB PER US$1.00      HK$ PER US$1.00
                                                ---------------      ---------------

1997.................................               8.3193               7.7440
1998.................................               8.2991               7.7465
1999.................................               8.2785               7.7599
2000.................................               8.2784               7.7936
2001.................................               8.2772               7.7997

RISK FACTORS

         EXTENSIVE GOVERNMENT REGULATION MAY LIMIT OUR FLEXIBILITY TO RESPOND TO MARKET CONDITIONS, COMPETITION OR CHANGES IN OUR COST STRUCTURE.

         The Ministry of Information Industry of China regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of China:

         - formulating and enforcing industry policy, standards and regulations;

         -        granting telecommunications licenses;

         - formulating interconnection and settlement standards for implementation between telecommunications networks;

         - together with other relevant regulatory authorities, formulating tariff and service charge standards for certain telecommunications services;

         - supervising the operations of telecommunications service providers;

         -        promoting fair and orderly market competition among operators;
                  and

         - allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

         Other Chinese government authorities also take part in regulating tariff policies and foreign investment in the telecommunications industry. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur, including, for example, the possible implementation of a calling-party-pays tariff scheme. Future adverse changes in tariff policies and rates could decrease our revenues and reduce our profitability.

         We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, our business and operations will be materially and adversely affected.

         WE MAY BE AFFECTED BY FUTURE REGULATORY CHANGES.

         To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People's Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. The State Council has recently promulgated a set of new telecommunications regulations. These regulations are substantially consistent with the existing rules and guidelines for the telecommunications industry, and are primarily intended to streamline and clarify the existing rules and guidelines. They apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

         COMPETITION FROM OTHER TELECOMMUNICATIONS SERVICE PROVIDERS MAY AFFECT OUR SUBSCRIBER GROWTH AND PROFITABILITY BY CAUSING THE RATE OF OUR SUBSCRIBER GROWTH TO DECLINE AND BRINGING ABOUT DECREASES IN TARIFF RATES AND INCREASES IN SELLING AND PROMOTIONAL EXPENSES.

         We compete with other telecommunications service providers in all of the provinces, municipalities and autonomous regions in which we operate. The Chinese government encourages orderly competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, in order to help them become more viable competitors. For example, the Chinese government has permitted China United Telecommunications Corporation to lower its mobile phone service tariffs by up to 10% below the government guidance rates. We believe this policy has helped China United Telecommunications Corporation capture a significant number of price-sensitive and low-usage mobile phone subscribers. As a result, China United Telecommunications Corporation's market share has increased over the past few years.

          In addition, the former China Telecommunications Corporation Group provides Xiaolingtong services to its customers. Xiaolingtong is a local area wireless telephone service with limited mobility and limited coverage. Xiaolingtong offers lower-priced services. As a result, Xiaolingtong's services have, to a certain extent, attracted customers in the low-end markets in some geographical areas that we serve. Increased competition from Xiaolingtong or other wireless telecommunications services could materially affect our business and prospects.

         Increased competition from other telecommunications service providers, including China United Telecommunications Corporation and the former China Telecommunications Corporation, and any introduction of new competitors through the issuance of additional mobile telecommunications service licenses could adversely affect our business by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses. This could in turn have a material adverse effect on our financial condition and results of operations.

         NEW ENTRANTS IN THE TELECOMMUNICATIONS INDUSTRY IN CHINA MAY FURTHER INTENSIFY COMPETITION AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. Recently, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. After the restructuring, China Netcom Group will consist of ten provincial telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, nine other provinces, one directly-administered municipality, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecommunications Corporation will retain the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. See "Item 4. Information on the Company -- History and Development of the Company -- Industry Restructuring and Changes in Our Shareholding Structure". We cannot assure you that the State Council will not approve additional telecommunications service providers in the future, including providers of mobile telecommunications services, that may compete against us. Increased competition from new entrants in China's telecommunications industry could adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses.

         In addition, we may also be subject to competition from new providers of telecommunication services as a result of technological developments and the convergence of various telecommunications services.

         CHINA'S ACCESSION INTO THE WORLD TRADE ORGANIZATION WILL EASE CURRENT RESTRICTIONS ON FOREIGN OWNERSHIP IN THE TELECOMMUNICATIONS INDUSTRY AND MAY INCREASE COMPETITION IN THE MOBILE COMMUNICATIONS SERVICE SECTOR.

         On December 11, 2001, China officially joined the World Trade Organization, or WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China's commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See "Item 4. Information on the Company -- Business Overview -- Competition". This could lead to increased foreign investment in the telecommunications market in Mainland China, thereby increasing competition and foreign participation in the mobile telecommunications service sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial conditions and results of operation.

         WE ARE CONTROLLED BY CHINA MOBILE COMMUNICATIONS CORPORATION, WHICH MAY NOT ALWAYS ACT IN YOUR BEST INTEREST.

         As of May 31, 2002 China Mobile Communications Corporation indirectly owned an aggregate of approximately 75.6% of our shares. Accordingly, China Mobile Communications Corporation is, and will be, able to:

         - nominate our entire board of directors and, in turn, indirectly influence the selection of our senior management;

         -        determine the timing and amount of our dividend payments; and

         - otherwise control or influence actions that require the approval of our shareholders.

         The interests of China Mobile Communications Corporation as our ultimate controlling person could conflict with the interests of our minority shareholders.

         In addition, China Mobile Communications Corporation also provides our operating subsidiaries with services that are necessary for our business activities, including:

         - interconnection arrangements with its other subsidiaries' mobile telecommunications networks and roaming arrangements;

         - the coordination of the provision of inter-provincial transmission leased lines from the former China
                  Telecommunications Corporation to us; and

         - settlement and bill processing for domestic inter-provincial and international roaming services.

         The interests of China Mobile Communications Corporation as the provider of these services to our operating subsidiaries may conflict with our interests.

         THE LIMITED SPECTRUM ALLOCATED TO US MAY CONSTRAIN OUR FUTURE NETWORK CAPACITY GROWTH.

         A mobile telecommunications network's capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Information Industry allocates frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to us. The Ministry of Information Industry allocated a total of 34 MHz in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, China Mobile Communications Corporation. Under the existing agreement between China Mobile Communications Corporation and us, we have the exclusive rights to use those frequency spectrum in our service regions.

         We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term, but we may need additional spectrum to accommodate future subscriber growth or to develop mobile telecommunications services using new wireless telecommunications technologies. However, the Ministry of Information Industry may determine not to allocate additional spectrum to us. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business, financial condition and results of operations.

         CHANGES TO OUR INTERCONNECTION AND LEASED LINE ARRANGEMENTS MAY INCREASE OUR OPERATING EXPENSES AND ADVERSELY AFFECT OUR
         PROFITABILITY.

         Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to the fixed line network. Currently, interconnection is necessary in the case of all local calls between our subscribers and subscribers of fixed line or other mobile telecommunications networks. Interconnection and leased line arrangements are also necessary for domestic long distance calls and international calls. We have entered into interconnection and transmission line leasing agreements with the relevant fixed line operators and with China Mobile Communications Corporation and its other subsidiaries. We cannot assure you that increasing usage of the fixed line network would not result in additional strain on its switching capacity, or that the existing quality of the fixed line network will remain adequate.

         In addition, the terms of our interconnection arrangements and leased line arrangements have a material effect on our operating revenue and expenses. A material increase in the interconnection or leased line expenses we pay could have a material adverse effect on our financial condition and results of operations. In addition, our business and operations may be materially and adversely affected if we cannot enter into future interconnection and leased line agreements on commercially acceptable terms or on a timely basis.

         WE MAY BE UNABLE TO OBTAIN SUFFICIENT FINANCING TO FUND OUR SUBSTANTIAL CAPITAL REQUIREMENTS, WHICH COULD LIMIT OUR GROWTH POTENTIAL AND FUTURE PROSPECTS.

         We estimate that we will require approximately RMB 102.9 billion (US$
12.4 billion) for capital expenditures from 2002 through the end of 2004 for a range of projects.

         We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash flows. In addition, a significant feature of our business strategy is to continue exploring opportunities for strategic investments in the telecommunications industry in Mainland China, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. In particular, in order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future.

         Financing may not be available to us on acceptable terms. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, to foreign investors will require approval from the China Securities Regulatory Commission, the State Council and other relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be adversely affected.

         CHANGES IN TECHNOLOGY MAY RENDER OUR CURRENT TECHNOLOGIES OBSOLETE AND THUS AFFECT OUR BUSINESS AND MARKET POSITION.

         The telecommunications industry is subject to rapid and significant changes in technology. Accordingly, although we strive to keep our technology up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, including new wireless TELECOMMUNICATIONS technologies. In addition, the new technologies we implement, such as wireless data applications, may not generate an acceptable rate of return.

         FAILURE TO CAPITALIZE ON NEW BUSINESS OPPORTUNITIES MAY HAVE AN ADVERSE EFFECT ON OUR GROWTH POTENTIAL.

         We intend to pursue a number of new growth opportunities in the broader telecommunications industry, including wireless data. Our success will depend in large part on our ability to offer services that address the market demand arising from these opportunities. In addition, our ability to deploy and deliver these services depends, in many instances, on new and unproven technologies. Our wireless telecommunications technologies may not perform as expected, we may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services and we may not be able to compete successfully in the delivery of telecommunications services based on new technologies. Any failure to capitalize on new business opportunities may adversely affect our competitive position and future profitability.

         ACTUAL OR PERCEIVED HEALTH RISKS ASSOCIATED WITH THE USE OF MOBILE DEVICES COULD IMPAIR OUR ABILITY TO RETAIN AND ATTRACT CUSTOMERS, REDUCE WIRELESS TELECOMMUNICATIONS USAGE OR RESULT IN LITIGATION.

         Concerns have been expressed in some countries that the electromagnetic signals emitted by wireless telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels, and interfere with the operation of electronic equipment. In addition, several wireless industry participants have had lawsuits filed against them alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radiowave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

         ADVERSE CHANGES IN THE ECONOMIC POLICIES OF THE CHINESE GOVERNMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OVERALL ECONOMIC GROWTH OF MAINLAND CHINA, WHICH COULD REDUCE THE DEMAND FOR OUR SERVICES AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on the economic development in Mainland China and that we will continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, if any, could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. These developments could adversely affect our business, such as reducing the demand for our services, as well as our financial condition and results of operations.

         THE RENMINBI IS NOT A FREELY CONVERTIBLE CURRENCY, WHICH COULD LIMIT THE ABILITY OF OUR SUBSIDIARIES IN MAINLAND CHINA TO OBTAIN SUFFICIENT FOREIGN CURRENCY TO SATISFY THEIR FOREIGN CURRENCY REQUIREMENTS OR PAY DIVIDENDS TO US.

         Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our capital expenditures and indebtedness is denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign currency transactions, but not under the "capital account", which includes foreign direct investment, unless the prior approval of the State Administration for Foreign Exchange is obtained.

         Our operating subsidiaries are foreign investment enterprises. Currently, they may purchase foreign currency without the approval of the State Administration for Foreign Exchange for settlement of "current account transactions", including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration for Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration for Foreign Exchange. This could affect our subsidiaries' ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

         FLUCTUATIONS IN EXCHANGE RATES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

         Substantially all of our operating revenue is denominated in Renminbi, while a portion of our capital expenditures and some of our financing expenses are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Since we may not be able to hedge effectively against Renminbi devaluations, future movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

         THE CHINESE LEGAL SYSTEM EMBODIES UNCERTAINTIES WHICH COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU.

         The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries are "wholly foreign-owned enterprises" which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protection available to you. Moreover, China's entry into the WTO may result in the abolition or substantial amendment of the existing laws, regulations and other legal requirements. See "Item 4. Information on the Company -- Business Overview -- World Trade Organization".

ITEM 4.  INFORMATION ON THE COMPANY.

         We provide a full range of mobile telecommunications services in 13 service regions in Mainland China, consisting of nine provinces (Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong), three municipalities (Beijing, Shanghai and Tianjin) and one autonomous region (Guangxi Zhuang Nationality Autonomous Region). Our service regions cover a geographically contiguous market consisting of the entire coastal region of Mainland China, which incorporates the country's most prosperous and economically developed areas. Based on publicly available information, we are the leading provider of mobile telecommunications services in each of these regions and the second largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2001. Based on information compiled by the Ministry of Information Industry, our subscribers represented approximately 72.4% of all mobile phone subscribers in our service regions and approximately 48% of all mobile phone subscribers in Mainland China as of that date. As of December 31, 2001, our total number of subscribers was approximately 69.64 million. As of April 20, 2002, our total number of subscribers reached 76.40 million.

HISTORY AND DEVELOPMENT OF THE COMPANY

         We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name "China Telecom (Hong Kong) Limited". We changed our name to "China Mobile (Hong Kong) Limited" on June 28, 2000 after obtaining the approval of our shareholders.

         We completed our initial public offering in October 1997. Our ordinary shares are listed on the Hong Kong Stock Exchange, and our American Depositary Shares, or ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange. Our agent for service of process in the United States is CT Corporation System, and their address is 111 Eighth Avenue, 13th Floor, New York, NY 10011.

         EXPANSION OF BUSINESS COVERAGE THROUGH ACQUISITIONS

         Our initial mobile telecommunications operations included those in Guangdong province conducted by Guangdong Mobile Communication Company Limited and in Zhejiang province conducted by Zhejiang Mobile Communication Company Limited. As part of the restructuring in preparing for our initial public offering, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from China Mobile Communications Corporation, our indirect controlling shareholder, of mobile communications operations conducted by its regional subsidiaries. In particular:

         - We acquired the entire equity interest in Jiangsu Mobile Communication Company Limited on June 4, 1998 for a cash consideration of HK$22.5 billion.

         - We acquired the entire equity interest in each of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited on November 12, 1999 for a total purchase price of HK$49.7 billion, consisting of HK$19.0 billion in cash and the remaining HK$30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

         - We acquired the entire equity interest in each of Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited, Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited and Guangxi Mobile Communication Company Limited on November 13, 2000 for a total purchase price of HK$256.0 billion, consisting of HK$74.6 billion in cash and the remaining HK$181.4 billion in the form of 3,779,407,375 new shares.

         These acquisitions have significantly enlarged our subscriber base, expanded the geographical coverage of our business and enhanced the economy of scale of our operations. In addition, the integration of these acquired operations enables us to realize potential synergies. A discussion of the financial impact of these acquisitions is set forth in "Item 5. Operating and Financial Review and Prospects".

         In accordance with our long-standing strategy of actively identifying opportunities to acquire mobile telecommunications assets in Mainland China, we have agreed to acquire the entire equity interest in each of the eight regional mobile telecommunications services providers located in the provinces of Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi and the directly-administered municipality of Chongqing from our immediate parent company, China Mobile Hong Kong (BVI) Limited, pursuant to a conditional sale and purchase agreement dated May 16, 2002, for a total purchase price of US$ 8,573 million. The purchase price will consist of an initial consideration of US$ 5,773 million and a deferred consideration of US$ 2,800 million. We currently expect to complete the acquisition before September 30, 2002, subject to the fulfillment of certain conditions.

         The initial consideration of US$5,773 million consists of a cash payment of US$ 3,150 million and the issuance of new shares for the remaining US$ 2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We intend to finance the cash portion of the initial consideration by using our existing internal cash resources in the amount of US$ 2,400 million and the proceeds from issuing news shares for a total of US$750 million to Vodafone Group Plc or its wholly- owned subsidiary, Vodafone Holdings (Jersey) Limited. After the share placement, Vodafone Group Plc's share holding in us will increase from 2.18% to approximately 3.27%.

          The deferred consideration is payable fifteen years after the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We have agreed to use our best efforts, subject to market conditions and the receipt of all necessary regulatory and governmental approvals, to issue RMB denominated bonds and Chinese depositary receipts and to use the proceeds from such issuances to make an early payment. We are currently considering issuing RMB denominated bonds through one of our subsidiaries.

         Completion of the acquisition is predicated upon the fulfillment of certain conditions, which include obtaining the requisite approvals from our shareholders, the Hong Kong Stock Exchange and relevant regulatory authorities in Mainland China, as well as receiving adequate funding to pay the cash portion of the initial consideration.

         INDUSTRY RESTRUCTURING AND CHANGES IN OUR SHAREHOLDING STRUCTURE

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

         In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed line telecommunications, mobile telecommunications, paging and satellite telecommunications. China Mobile Communications Corporation was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 China Mobile Communications Corporation obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of

Telecommunications was transferred to China Mobile Communications Corporation. As a result, China Mobile Communications Corporation has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the Chinese government's interest in us. As of May
31, 2002, China Mobile Communications Corporation indirectly owned approximately 75.6% of all our outstanding shares, including shares represented by ADSs.

          As a state-owned company, the former China Telecommunications Corporation owns and operates fixed line telephone and data telecommunications networks. In December 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. After the restructuring, China Netcom Group will consist of ten provincial telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, nine other provinces, one directly-administered municipality, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecommunications Corporation will retain the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. As a result, apart from China Mobile Communications Corporation, principal participants in the telecommunications industry in Mainland China also include China Telecommunications Corporation, China Netcom Group, China United Telecommunications Corporation, China Satellite Communications Corporation and China Railcom. Among those six participants, China Mobile Communications Corporation (including us) and China United Telecommunications Corporation are the two operators that provide mobile telecommunications services in Mainland China.

         The following chart shows our current shareholding structure and principal subsidiaries as of May 31, 2002:

                    [CHART OF COMPANY'S CURRENT SHAREHOLDING
           STRUCTURE AND PRINCIPAL SUBSIDIARIES AS OF MAY 31, 2002]

---------
(1) Intermediate holding companies, all of which are incorporated in the British Virgin Islands, are omitted from this chart.

         In addition to its shareholding interest in us, China Mobile Communications Corporation operates the leading mobile communications businesses in Mainland China outside our 13 service regions.

GENERAL INFORMATION

         Our principal executive offices are located at 60th Floor, The Center, 99 Queen's Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of the 13 regions in China where we operate. Our web site address is www.chinamobilehk.com. The information on our web site is not a part of this annual report.

BUSINESS OVERVIEW

         We offer mobile telecommunications services principally using the Global System for Mobile Communications standard, or GSM. GSM is a pan-European mobile telephone system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks reach all cities and counties and major roads and highways in our service regions.

         OUR STRATEGY

         We believe the telecommunications market in Mainland China will continue to expand rapidly, and we have designed our business strategy accordingly to include the following key elements:

         - continue to actively grow our core mobile telecommunications services by:

                  - maintaining focus on developing a high-quality subscriber base;

                  - broadening our subscriber base and increasing market penetration;

                  - focusing on integrating our regional mobile telecommunications companies into our operation; and

                  -        nurturing our human capital;

         - pursue strategic expansion in the broader telecommunications market in Mainland China and capture new revenue streams by:

                  - expanding our GSM wireless telecommunications capacities, mainly by using various technologies to improve the coverage and quality of our network and building transmission lines in high capacity areas;

                  - providing corporate subscribers with an integrated wireless voice-data solution;

                  - developing mobile Internet services by using new technologies, including Wireless Application Protocol and General Packet Radio Service, and transitioning to third generation mobile telecommunications technologies; and

                  - developing new value added services, such as wireless data services; and

         - take advantage of our current leadership position and increase our operational efficiency by:

                  - realizing economies of scale in procuring equipment or services, such as line leasing and interconnection;

                  -        centralizing our research and development efforts;
                           and

                  - maintaining and utilizing the "CHINA MOBILE" brand name to promote our products and services.

         SUBSCRIBERS AND USAGE

         Our subscriber base has grown substantially from 6.5 million at the end of 1998 to 69.6 million at the end of 2001. As of December 31, 2001, we had a market share of approximately 72.4% in our 13 service regions. Our acquisition of a total of 11 regional mobile telecommunications companies between June 1998 and November 2000 has substantially expanded our subscriber base. As of December 31, 2001, our total number of subscribers was approximately 69.64 million. As of April 20, 2002, the total number of our subscribers was approximately 76.40 million. In addition to our acquisitions, our subscriber growth is also attributable to a number of other factors, including:

         -        significant economic growth in our markets;

         -        our network expansion and development;

         - our increased marketing and sales efforts and improved distribution channels;

         - decreased cost of initiating services due to a decline in handset prices as well as the gradual decrease and final elimination of the connection fees and the adjustments in other tariffs for our services; and

         - our new service initiatives, enhanced roaming capabilities and value added services.

         The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.



                                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------------------------
                                                                1999                 2000                  2001
                                                               ------               ------                ------

Subscribers (in thousands)
   Contract subscribers...............................         15,621               32,409                34,010
   Prepaid subscribers................................            --                12,725                35,633
       Total .........................................         15,621               45,134                69,643
Average Churn Rate (%) (1)............................            5.9                  5.4                   6.6
Minutes of Usage (in billions) (2)
   Contract subscribers...............................           89.4                118.2                 130.8
   Prepaid subscribers................................             --                  6.9                  30.5
       Total..........................................           89.4                125.1                 161.3
Average Minutes of Usage Per Subscriber
   Per Month (3)
   Contract subscribers...............................            366                  326                   329
   Prepaid subscribers................................             --                  125                   103
       Overall average................................            366                  299                   233
Average Revenue Per Subscriber
   Per Month (RMB) (4)
   Contract subscribers...............................            299                  241                   199
   Prepaid subscribers................................             --                   87                    72
       Overall average................................            299                  221                   145

---------
(1) Measures the rate of subscriber disconnections from mobile telephone service, determined by dividing (A) the sum of voluntary and involuntary deactivations (excluding deactivations due to subscribers switching among our different services) during the relevant year by
         (B) the average number of subscribers during the year, calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year. On this basis, our calculated churn rate will be affected by the number of voluntary and involuntary deactivations and the significant growth in our subscriber base.

         The average churn rate for each of the full years of 1999, 2000 and 2001 is calculated based on information pertaining to the relevant regional mobile telecommunications companies we acquired prior to and after the respective acquisitions and is presented for ease of comparison.

(2) The total minutes of usage for each of the full years of 1999, 2000 and 2001 are calculated based on information pertaining to the relevant regional mobile telecommunications companies we acquired prior to and after the respective acquisitions and are presented for ease of comparison.

(3) Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year and (B) dividing the result by 12. The average minutes of usage per subscriber per month for each of the full years of 1999, 2000 and 2001 are calculated based on information pertaining to the relevant regional mobile telecommunications companies we acquired prior to and after the respective acquisitions and are presented for ease of comparison.

(4) Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (3) above) and (B) dividing the result by 12.

         The size and composition of our subscriber base and subscribers' usage patterns have changed over the last few years. As tariffs and the price of handsets have decreased, and as connection fees have been radically reduced and ultimately eliminated, and mobile telecommunications technology has improved over time, mobile telecommunications services have become increasingly popular with the broader middle income market for both business and social uses. In general, the highest usage subscribers with the greatest telecommunications needs have tended to be the early subscribers of mobile services. As penetration increases, newer subscribers on average incur lower monthly usage, and are generally more price-sensitive. Accordingly, as is typical in many countries with developing mobile telecommunications markets, the average usage and revenue per subscriber have declined over the last few years as our mobile phone penetration has increased. However, total minutes of usage of our subscribers continued to grow significantly in 1999, 2000 and 2001.

         PREPAID SERVICES

         Beginning in the second half of 1999, we introduced prepaid services. Our prepaid subscribers can make and receive local and domestic and international long distance calls, and most of those subscribers also enjoy nationwide domestic roaming services. Unlike our contract subscribers, subscribers to our prepaid services do not pay monthly fees, and incur only base usage charges and applicable roaming charges on a per minute basis for both incoming and outgoing calls, plus applicable long distance tariffs.

         Each prepaid subscriber identity module, or SIM card, has a value of RMB 50, RMB 100, RMB 300 or RMB 500 with a valid term of 90 days, 180 days, 360 days or 360 days, respectively. Each SIM card contains the personal identification number of the subscriber as well as basic subscriber data and network information. When a call is made or received by a prepaid subscriber, our system automatically deducts usage fees from the value associated with the card. Prepaid subscribers can add value to their accounts associated with the SIM cards by purchasing value adding cards, which are available at our outlets located throughout Mainland China. Under our current arrangement with China Mobile Communications Corporation, when a prepaid subscriber purchases value adding cards outside of the service region of the subscriber's home network (where the subscriber initially purchased the prepaid SIM card), the network operator in the location that issues the value adding card remits 95% of the face value of the value adding card to the subscriber's home network operator and keeps the remainder as a handling charge.

         Our prepaid services complement our traditional contract services and are an important means of expanding our subscriber base. In addition, continued economic growth, the benefits of mobility and current low mobile phone penetration rates in Mainland China compared to demographically and culturally similar markets are among the important factors that will further drive mobile phone subscriber growth towards eventual mass popularization. Furthermore, prepaid services represent an effective tool for capturing additional subscribers and driving penetration in developing markets, such as Mainland China, while keeping credit quality in check. Prepaid services also help introduce the enhanced benefit of mobility to non-mobile users.

         Our prepaid services experienced rapid and significant growth in 2001. As of December 31, 2001, we had an aggregate of approximately 35.6 million subscribers for our prepaid service, representing an increase of 180% from December 31, 2000. Our prepaid subscribers represented 51.2% of our total subscriber base as of December 31, 2001 and 93.5% of our new subscribers in 2001.

         TARIFFS

         The tariffs payable by our subscribers include primarily usage charges, monthly fees and service fees for value added services. Our prepaid subscribers do not have to pay monthly fees. Usage charges for both our contract and prepaid subscribers include base usage charges for both incoming and outgoing calls plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage fee, plus applicable domestic and international long distance charges. Subscribers also pay fees for selection of specific telephone numbers.

         We have flexible long distance tariff plans distinguishing between day time and night time and offer tailored service plans based upon customer requirements as well as our network resources.

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

         Connection fees in all our service regions have been substantially reduced over the past four years and were eliminated on July 1, 2001. While elimination of connection fees may adversely affect our revenue growth in the short term, we believe that the elimination will help to further expand our subscriber base and increase total subscriber usage of our mobile telecommunications services, thereby contributing to our revenue growth in the long term.

         TARIFF ADJUSTMENTS. As part of the efforts to further rationalize the tariff structure of telecommunications services, the Chinese government announced a wide range of tariff adjustments, which took effect at various dates in the first half of 2001. The tariff adjustments that affect our mobile telecommunications services include the shortening of a billing unit from one minute to six seconds for long distance call rates (other than rates for Internet Protocol phone calls), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. In particular, domestic long distance call rates have been adjusted from the range of RMB 0.50 to RMB 1.00 per minute to the uniform rate of RMB 0.07 per six-second billing unit. Although the adjustments in long distance call rates and the elimination of surcharges may reduce our revenue in the short term, we expect that they are likely to stimulate increased subscriber usage and contribute to our overall revenue growth in the long run. In addition, we will be able to achieve savings in leased line expenses as a result of the reduction in leased line tariffs.

         PACKAGED SERVICE PLANS. In order to meet the specific mobile telecommunications needs of different subscriber segments and to enable more efficient use of network resources during both peak and off-peak hours, we launched in March 2001 packaged mobile service plans tailored towards different subscriber usage levels. To date, we have adopted six service plans, each of which has been approved by the relevant regulatory authorities in Mainland China.

         We have been selectively implementing the appropriate packaged service plans in our service regions based on local market conditions. We believe that such tariff plans create a more flexible tariff structure for our subscribers and can promote greater usage by subscribers. In addition, by offering significantly lower off-peak rates than peak rates, the service plans encourage subscribers to make more calls during off-peak hours than during peak hours, which may result in more efficient use of our network resources.

         INTERCONNECTION

         Interconnection refers to various arrangements that permit the connection of our networks to other networks such as the fixed line telephone network.

         INTERCONNECTION WITH THE FORMER CHINA TELECOMMUNICATIONS CORPORATION (FOR LOCAL AND LONG DISTANCE CALLS). Our networks interconnect with the former China Telecommunications Corporation's public fixed line network, allowing our subscribers to communicate with fixed line subscribers and to make and receive local, domestic and international long distance calls. A majority of calls on our networks involve interconnection with the former China Telecommunications Corporation's fixed line network. Each of our operating subsidiaries has an interconnection agreement with the relevant subsidiary of the former China

Telecommunications Corporation that operates the fixed line network in its service region. The economic terms of these agreements are standardized from province to province.

         A significant portion of the traffic between our subscribers and China United Telecommunications Corporation's subscribers interconnects through the former China Telecommunications Corporation's fixed line network, and the operator of the calling party settles directly with the former China Telecommunications Corporation. On March 21, 2001, we began paying the former China Telecommunications Corporation RMB 0.03 per minute of the base usage charge for all calls connected through their network. Prior to March 21, 2001, the settlement rate we paid the former China Telecommunications Corporation RMB
0.05 per minute of the base usage charge for calls connected through their network when our subscriber was the calling party. No settlement is required between the operator of the receiving party and the former China Telecommunications Corporation.

         INTERCONNECTION WITH CHINA MOBILE COMMUNICATIONS CORPORATION (FOR LONG DISTANCE CALLS AND ROAMING CALLS). We also have an inter-provincial interconnection and roaming agreement with China Mobile Communications Corporation, under which the other subsidiaries of China Mobile Communications Corporation and us provide each other with domestic inter-provincial network interconnection services and domestic and international roaming services.

         INTERCONNECTION REVENUE SHARING AND SETTLEMENT. Where calls involve interconnection with the former China Telecommunications Corporation's fixed line network or China Mobile Communications Corporation's network, our interconnection arrangement with the former China Telecommunications Corporation or China Mobile Communications Corporation provides for the sharing and settlement of revenues from the base usage charge and, if applicable, roaming charges and domestic and international long distance charges.

         A number of the settlement rates have been adjusted effective March 21, 2001. The following table summarizes the terms of our interconnection arrangement with the former China Telecommunications Corporation and its subsidiaries for non-roaming local calls, including the rates after the adjustment and, in parenthesis, the rates prior to the adjustment.

                                 REVENUE SHARING AND SETTLEMENT OF
                           BASE USAGE CHARGES FOR NON-ROAMING LOCAL CALLS
                           ----------------------------------------------

ORIGINATING SUBSCRIBER                   TERMINATING SUBSCRIBER             SETTLEMENT ARRANGEMENTS
----------------------                   ----------------------             -----------------------

Our subscriber                           The former China                   We pay RMB 0.06 (previously
                                         Telecommunications                 RMB 0.05) per minute to the
                                         Corporation's fixed line           former China Telecommunications
                                         subscriber                         Corporation

The former China                         Our subscriber                     No revenue sharing or settlement
Telecommunications
Corporation's fixed line
subscriber

         Where applicable, we collect domestic long distance charges in addition to the base usage charges. The following table summarizes the terms of our interconnection arrangement with each of the former China
Telecommunications Corporation and China Mobile Communications Corporation for domestic long distance calls.


                              REVENUE SHARING AND SETTLEMENT OF DOMESTIC LONG DISTANCE CHARGES
                              ----------------------------------------------------------------
ORIGINATING                 TERMINATING
SUBSCRIBER                  SUBSCRIBER                  SETTLEMENT ARRANGEMENTS
-----------                 -----------                 -----------------------

Our subscriber              The former China            If the call is routed through the former China Telecommunications
                            Telecommunications          Corporation's transmission lines, we keep RMB 0.06 (previously RMB 0.14)
                            Corporation's fixed         per minute of the domestic long distance calling charges(1) and pay the
                            line subscriber             remaining portion to the former China Telecommunications Corporation

                                                        If the call is routed through our IP network, we pay the former China
                                                        Telecommunications Corporation RMB 0.06 (previously RMB 0.05) per minute and keep the remaining portion

The former China            Our subscriber or           If the call is routed through our transmission lines, the former China
Telecommunications          China Mobile                Telecommunications Corporation keeps RMB 0.06 (previously RMB 0.14) per
Corporation's fixed         Communications              minute of the domestic long distance charges(1) and pays the remaining
line subscriber in our      Corporation's               portion to us
service regions             subscriber

Our subscriber              China Mobile                We collect the domestic long distance charge of RMB 0.07 per six seconds
                            Communications              (previously RMB 0.60-1.00 per minute), and there is no revenue sharing
                            Corporation's               or settlement(2)
                            subscriber

China Mobile                Our subscriber              China Mobile Communications Corporation collects the domestic long
Communications                                          distance charge of RMB 0.07 per six seconds (previously RMB 0.60-1.00
Corporation's                                           per minute), and there is no revenue sharing or settlement(2)
subscriber

---------
(1)      The adjusted rates are billed at six-second units.

(2) Except for roaming calls. See table under "--Roaming" for revenue sharing and settlement for roaming calls.

         Where applicable, we collect international long distance charges in addition to base usage charges. The following table summarizes the terms of our interconnection arrangement with the former China Telecommunications Corporation for international long distance calls, including the rates after the adjustment and, in parenthesis, the rates before the adjustments.

                  REVENUE SHARING AND SETTLEMENT OF INTERNATIONAL LONG DISTANCE
                  -------------------------------------------------------------

TYPE OF CALL                           SETTLEMENT ARRANGEMENTS
------------                           -----------------------
Outgoing calls from our                We keep RMB 0.54 (previously RMB 0.20) per minute(1) (if the
subscriber                             call is routed through our domestic long distance transmission lines)
                                       or RMB 0.06 (previously RMB 0.20) per minute(1) (if the call is not routed through our domestic long distance transmission lines) of the international long distance charge and pay the remaining portion to the former China
                                       Telecommunications Corporation

Incoming calls to our                  We receive from the international telecommunications operator of
subscriber                             the calling party RMB 0.54 (previously RMB 0.63) per minute (if the call is routed through our domestic long distance transmission lines) or RMB
                                       0.06 (previously RMB 0.07) per minute of the calling charge (if the call is not routed through our domestic long distance transmission lines)

---------
(1)      The adjusted rates are billed at six-second units.

         ROAMING

         We provide roaming services to our subscribers, which allow them to make and receive telephone calls while they are physically outside of their registered service area and are in other parts of our service regions or in the coverage areas of other mobile phone networks with which we have roaming arrangements.

         Under our domestic roaming arrangement with China Mobile
Communications Corporation, our subscribers can make and receive calls while they are located in the coverage areas of China Mobile Communications Corporation in the rest of Mainland China outside our service regions. Conversely, we offer roaming services to China Mobile Communications Corporation's subscribers while they are in our service regions. In addition, we offer roaming capabilities in 90 countries and regions around the world under our roaming arrangements with relevant local operators.

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

                        REVENUE SHARING AND SETTLEMENT OF THE BASE ROAMING CHARGES
                        ----------------------------------------------------------
TYPE OF ROAMING                              SETTLEMENT ARRANGEMENTS
---------------                              -----------------------
Our subscriber roaming into the              We pay China Mobile Communications Corporation 80% of mobile
network of China Mobile                      the base roaming charge payable by our subscribers
Communications Corporation

Subscriber of China Mobile                   China Mobile Communications Corporation pays us 80% of
Communications Corporation roaming           the base roaming charge charged to its subscribers
into our network

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

         VALUE ADDED SERVICES

         In addition to basic mobile telecommunications services, we offer a number of value added services such as wireless data and voice functions.

         VOICE FUNCTIONS. We offer a variety of basic value added services with voice functions, including call forwarding, call waiting, conference calling, call limitation, voice mail and "Chinese Secretary", a live answering service.

         WIRELESS DATA AND MOBILE INTERNET SERVICES. We believe that wireless data will be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. We intend to further expand our wireless data services. As of December 31, 2001, our wireless data services subscribers reached 21.3 million, which represented a 74.9% increase compared to 12.2 million subscribers as of December 31, 2000, and accounted for 30.6% of our total subscribers.

         In 1999, we began using our short message service platform to develop new value added services in selected cities in our service areas, including stock price quotations, sports news, weather forecasts and online payments. The short message usage volume has grown rapidly since then and has reached 6.08 billion in 2001 from 440 million in 2000. We plan to continue utilizing our GSM network to provide data services based on the current short message service platform where consumer demands can be more economically served by short message service. These data services include, for example, the transmission of short messages to facsimile and e-mail addresses.

         In the last quarter of 2000, we introduced our mobile Internet portal "Monternet" based on the mobile information service platform, making us the first mobile service provider in Mainland China to combine an Internet portal with mobile telecommunications services. As of December 31, 2001, over 300 service providers had joined the Monternet network to provide mobile Internet content and services through our mobile telecommunications channels and mobile information service platform. During 2001, we launched extensive "Monternet" applications and services, including "M-Zone" targeting the youth market and "M-Office" targeting the corporate subscriber and individual business subscriber markets. In addition, by providing the corporate subscribers with an integrated, unified mobile voice-data solution, utilizing a combination of such technologies as virtual private mobile network and group short messaging services, we believe "Monternet" will foster the development of our wireless data businesses, make our services more appealing to customers and help us attract and keep corporate subscribers.

         In 2001, we completed the construction of an Internet Protocol backbone network, known as CMNet, in our 13 service regions and launched our Internet Protocol-based, or IP-based long distance call services over CMNet. See "-- IP-Based Long Distance Call Services" below. We expect that CMNet will also serve as an important component of our wireless data and mobile Internet services.

         During 2001, we commenced commercial trials of our General Packet Radio Services or GPRS. GPRS technology enables operators to provide end-to-end packet-switched data transmission on the existing GSM network, which improves wireless network utilization and enhances the wireless access rate for a variety of data applications, including Wireless Application Protocol, or WAP. WAP is a software protocol stack that defines a standardized means of transmitting Internet-based content and data to mobile handsets and other wireless handheld devices.

         IP-BASED LONG DISTANCE CALL SERVICES. In May 2000, we began providing IP-based long distance call services which allow users to make domestic and international long distance calls at relatively lower cost. IP-based long distance call services cover all of our 13 service regions. Our current interconnection and settlement arrangements with the former China Telecommunications Corporation with respect to IP-based long distance calls allow us to reduce our interconnection costs, especially with respect to calls routed through our CMNet, compared to long distance calls routed through conventional circuit switched networks. We intend to continue building customer awareness of the benefits of our IP-based long distance call services through marketing and promotional efforts.

         ISP SERVICES. We began providing Internet service provider, or ISP, services in 2000. ISP services enable both mobile and fixed line subscribers to access the Internet via our networks by dialing the prefix "172XX". We are planning to provide integrated voice, data and video access to both mobile phone and non-mobile phone users through such services in the near future.

         We intend to continue focusing on the application of GPRS and new mobile telecommunications technologies in order to provide more wireless data services and products.

         RESEARCH AND DEVELOPMENT

         Our research and development efforts focus on:

         - developing advanced data application solutions suitable for the particulars of the consumer markets in Mainland China; and

         - monitoring technological trends that may have an impact on the development of our current business and the implementation of our wireless data strategy.

         In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

         To focus our mobile data activities and consolidate related research and development efforts, we formed Aspire Holdings Limited as a majority-owned subsidiary based in Shenzhen, China, in June 2000. The principal business focuses of Aspire include systems integration, product development, and technical support for mobile data systems and related applications in Mainland China. Aspire also operates our mobile research and development center in Shenzhen, China.

         In January 2001, Aspire formed a business alliance with Hewlett-Packard Company to develop wireless data and Internet and related applications. Hewlett-Packard assists with the design, implementation and support of Aspire's services in China, and will be the preferred provider of hardware and related services to Aspire if these products and services are of at least the same quality and pricing terms as other competing products and services. Conversely, Hewlett-Packard will treat Aspire as its preferred customer, which will entitle Aspire to the best customer price and financing options available for Hewlett-Packard's products and services under Hewlett-Packard's preferred partner programs prevailing in Mainland China. As part of the business alliance, Hanover Asia-Pacific Investments Limited, an indirectly wholly-owned subsidiary of Hewlett-Packard, agreed to make an equity investment of up to 7% in Aspire. In January 2002, Vodafone Jersey, a wholly-owned subsidiary of Vodafone Group Plc, invested US$ 34.965 million in Aspire, and as a result, Hanover invested an additional US$ 16 million in Aspire to maintain its equity holding in Aspire at 7%.

         Also in January 2001, Aspire entered into a master agreement with each of us and China Mobile Communications Corporation for the development of our mobile information service center platform and that of China Mobile Communications Corporation. Under each of the master agreements, Aspire will provide system and gateway integration services, hardware, software and system development, technical support and major overhaul services of data centers to us and China Mobile Communications Corporation.

         As part of the strategic alliance with Vodafone Group Plc, Vodafone Holdings (Jersey) Limited, a wholly-owned subsidiary of Vodafone invested in January 2002, approximately US$ 35 million in Aspire, and Vodafone Americas, a subsidiary of Vodafone, entered into a business alliance agreement with Aspire. Under the business alliance agreement between Aspire and Vodafone Americas, Aspire will engage Vodafone Global Platform and Internet Services, a unit of Vodafone Americas, as a preferred provider of wireless data application software in relation to the Aspire Mobile Information Service Center Platform, provided that the software supplied to Aspire has at least equivalent technical specifications on the same or better commercial terms. Aspire and Vodafone Global Platform and Internet Services also agreed to use their reasonable efforts to coordinate the development of their respective wireless data platforms with the intention of providing seamless delivery of services to their respective roaming customers on their wireless data platforms and enabling content and application providers to use a single application programming interface.

         Aspire is an important part of our overall strategy to capture the fast growing wireless data sector in Mainland China. In addition, we expect that Aspire's business will broaden our revenue sources into various wireless services and help us to further grow our subscriber base.

         CUSTOMER SERVICE, BILLING AND CREDIT CONTROL

         We provide a full range of services that emphasize customer care from the point of sale onward. At the point of sale, after all application procedures have been completed, we are generally able to activate new subscriber connections within a few hours for our GSM services. Our after-sales customer support services include a general customer service hotline for all of our 13 service regions, which offers an interactive voice response system as well as live operator assistance.

         We consider high-usage corporate and individual subscribers to be valuable customers. In this regard, each of our 13 operating subsidiaries has established service centers to serve major accounts, and has established service guidelines and databases for these customers. Designated account managers have also been appointed to coordinate all issues relating to sales and services for these major accounts.

         Through dedicated account executives, the Group provides comprehensive VIP services to high-value customers and corporate customers, often including such personalized accommodations as on-site visits and analyses. We also issue VIP cards to our high-value subscribers so that they may enjoy privileges in other industries. In addition, we provide training on the use of new services to our high-value subscribers, as well as preferential trial use of new services. Furthermore, for certain corporate customers, we provide virtual private mobile network services.

         While contract subscribers are not required to deposit funds before the initiation of local service, these subscribers may choose to make such deposits. In addition, those subscribers may establish direct debits from their bank accounts. Our prepaid subscribers may also choose to authorize the automatic adding of value to their stored value cards through direct debit arrangements. Despite the lack of widely available credit information services in Mainland China, we have implemented certain subscriber registration procedures, such as identity checks and background checks for corporate customers, to enhance credit control.

         Generally, we have the same settlement policy for all of our subscribers. This policy requires our subscribers to settle their individual accounts on a monthly basis. Subscribers may make payment either through direct debit accounts established at certain branches of banks and certain post offices, or by paying in person at numerous retail outlets and authorized dealers in various cities and counties. Detailed statements are made available upon the subscriber's request.

         We impose a late payment fee on each subscriber whose account is not paid by the monthly due date. Our current policy is to deactivate the subscriber's services if the subscriber's account remains overdue after one month. Subscribers whose services have been involuntarily deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate services.

         We make provision for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, we make full provision for accounts receivable older than three months. The total amount of the provision for doubtful accounts for each of 1999, 2000 and 2001 was RMB 771 million, RMB 1,346 million and RMB 1,737 million, respectively, or 2.0%, 2.1% and 1.7% of total operating revenue, respectively.

         INFORMATION SYSTEM

         Our information systems primarily consist of a business operation support system, a management information system and our internal communication network. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Our internal communication network consists of our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications.

         We have upgraded and integrated our information systems several times to keep up with our operational and management needs. We have been successfully operating our management information system since 2000 in our regional companies in Guangdong, Jiangsu and Zhejiang. During 2001, we began to set up the management information system in our remaining regional companies and have achieved good results.

         SALES NETWORK AND MARKETING

         Since early 1997, we have significantly expanded our marketing and distribution efforts to attract an increasingly diverse base of new subscribers. We have focused on expanding our distribution channels while emphasizing our brand name, superior network and service quality.

         Our sales network is organized along the following sales and service channels:

         - proprietary sales outlet and customer service hotline, which form the core of our network;

         - franchised stores, which serve as the primary sales and service locations;

         -        retail outlets, which provide the principal sales force; and

         -        online and mobile sales outlets.

Our proprietary sales outlets, while relatively few in number, have become our flagship sales and service channels. Franchised stores provide sales and a variety of other quality services to customers, whereas retail outlets focus mainly on providing sales services through their extensive networks.

         At December 31, 2001, we had a sales network consisting of approximately 35,000 outlets, representing an increase of 31.7% over 2000. Among these outlets, approximately 1,500 were our proprietary sales outlets.

         BRAND NAME

         As the first and leading mobile telephone services provider in our markets, we believe we are well positioned to further develop our brand name. We market our services under the "CHINA MOBILE" brand name, which is a registered trademark in Mainland China owned by China Mobile Communications Corporation and the marketing name used by it throughout Mainland China. As a result of promotional and marketing initiatives by us and China Mobile Communications Corporation's other operating subsidiaries, the brand has attained wide recognition and is closely identified with us by consumers. In addition, China Mobile Communications Corporation has filed applications in Hong Kong to register the "CHINA MOBILE" name and logo as trademark for certain goods and services.

         In April 2002, we entered into a new non-exclusive licensing agreement with China Mobile Communications Corporation for the use of the "CHINA MOBILE" name and logo by us and our existing operating subsidiaries, as well as the eight regional mobile telecommunications companies we have recently agreed to acquire. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation.

         MOBILE COMMUNICATIONS NETWORKS

         We offer mobile telecommunications services using the GSM standard. Each of our GSM networks consists of:

         - base stations or base transceiver stations, which are transmitters and receivers that serve as a bridge between all mobile users in a cell and connect mobile calls to the mobile switching center;

         - base station controllers, which connect to, and monitor and control, the base transceiver station within each cell, performing the functions of message exchange and frequency administration;

         - mobile switching centers, which are central switching points to which each call is connected, and which control the base station controllers and the routing of calls;

         - transmission lines, which link the mobile switching centers, base station controllers, base transceiver stations and other telecommunications networks; and

         - software applications that drive the mobile telecommunications infrastructure.

         The following table sets forth certain selected information regarding our GSM networks as of December 31, 1999, 2000 and 2001:


                                              1999              2000            2001
                                             ------            ------          ------

Subscribers (in thousands)                   14,023            43,185          69,643
Voice channels (in thousands)                   727             1,860           2,787
Mobile switching centers                        212               470             599
Base station controllers                        576             1,162           1,480
Base transceiver stations                    13,532            31,593          43,223


         GSM NETWORK CAPACITY EXPANSION PLANS. As of January 1, 2002, all of our subscribers use digital GSM services. We intend to continue our network expansion and improvement with an emphasis on increasing the coverage and capacity and improving the operating efficiency of our GSM networks. We intend to achieve capacity expansion by adding base stations in areas already within our network coverage and by expanding and improving coverage, including along railways and highways and indoors. Our network expansion plans depend to a large extent upon the availability of sufficient spectrum. In addition, in order to improve the capacity of our mobile telecommunications networks in certain major urban centers, we introduced the GSM-compatible 1800 MHz Digital Cellular System.

         MIGRATION FROM ANALOG TO DIGITAL NETWORK. Recent advances in GSM technologies have substantially increased network capacity and service quality. The economic life cycle of our analog network equipment was also much more limited than that of our digital networks. We terminated our analog services on December 31, 2001 in order to utilize our spectrum resources more efficiently and accelerate the enhancement of our network. As of January 1, 2002, substantially all of our analog service subscribers have migrated to our GSM network.

         SPECTRUM. A mobile telecommunications network's capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Information Industry allocated a total of 34 MHz in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, China Mobile Communications Corporation. Under the existing agreement between China Mobile Communications Corporation and us, we have the exclusive right to use such frequency spectrum in our service regions.

         TRANSMISSION INFRASTRUCTURE. The physical infrastructure linking our base transceiver stations, base station controllers and mobile switching centers and interconnecting our networks to the fixed line network consists of transmissions lines, which provide the backbone infrastructure by which mobile call traffic is carried.

         INTRA-PROVINCIAL TRANSMISSION LINES. We currently lease intra-provincial and local transmission lines from the former China Telecommunications Corporation's subsidiaries that operate the fixed line networks in our 13 service regions and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated.

         We have also built our own infrastructure in certain areas where the fixed line network operators do not currently have any transmission lines in place or where the leasing of existing lines is not economical. As part of our network operation strategy, we have allocated funds, and have planned certain capital expenditures, for the construction of our own transmission lines where economically advantageous, such as in high call traffic areas. In areas where the leasing of transmission lines makes more economic sense, we intend to continue to leverage our group buying capacity to negotiate preferential leasing rates.

         INTER-PROVINCIAL TRANSMISSION LINES. We entered into an inter-provincial leased line arrangement with China Mobile Communications Corporation in May 2000, with retroactive effect from April 1, 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile and from October 1, 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile. The leased inter-provincial transmission lines link our mobile switching centers with each other and with China Mobile Communications Corporation's other mobile switching centers.

         Prior to these arrangements, we leased intra-provincial transmission lines to link our network to the fixed line network, but did not lease any inter-provincial transmission lines. Instead, we paid China Mobile Communications Corporation an inter-provincial interconnection fee. The leasing charge payable by us is determined based on the standard leasing fee stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated, and the mobile telecommunications network operators at both ends of the transmission lines will share the leasing fees equally.

         NETWORK OPERATIONS AND MAINTENANCE. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting and system maintenance are conducted by our experienced team of engineers and technicians. Technical staff are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. We continue to seek to attract and retain qualified technical staff. Currently, most technical difficulties relating to the networks are resolved by our staff, although our equipment suppliers also provide back-up maintenance and technical support.

         BASE STATION SITES. In urban areas, our base transceiver station sites are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base transceiver stations. Typically, base station sites are of limited size, as base transceiver station equipment does not generally require significant space. Generally, depending on the length of time required for negotiation with respect to use of the land or buildings, construction of a base transceiver station takes approximately one to three months in an urban area and approximately three to six months in a rural area. We anticipate that we will need a significant number of new sites in connection with the expansion of our mobile telecommunications networks. There can be no assurance that we will be able to obtain the requisite number of sites on reasonable commercial terms.

         EQUIPMENT SUPPLIERS. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. Our GSM networks use equipment primarily supplied by Ericsson, Nokia, Alcatel, Siemens and Huawei Technologies.

         STRATEGIC ALLIANCE WITH VODAFONE

         On October 4, 2000, we entered into a non-binding memorandum of understanding with Vodafone Group Plc., which sets forth the principal terms of alliance and cooperation between the two parties. In connection with the alliance, Vodafone purchased US$ 2.5 billion of our ordinary shares as part of our share offering in November 2000, representing approximately 2% of our issued and outstanding share capital following the offering.

         On February 27, 2001, we entered into a binding strategic alliance agreement with Vodafone. The agreement has formalized a number of cooperation arrangements set forth in the memorandum of understanding, including:

         - the exchange and sharing of corporate management, technical and operational expertise and resources;

         -        joint research and development;

         - the introduction of global products and services for the mobile community; and

         - the development and implementation of standards and protocols relevant to mobile telecommunications.

         Under the agreement, we have agreed to make Vodafone our preferred partner in the above mentioned areas, and Vodafone has agreed to make us its sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Sir Christopher Gent, Chief Executive of Vodafone, joined our board of directors as an independent non-executive director in February 2001. See "Item 6. Directors, Senior Management and Employees". In addition, Vodafone has agreed in May 2002 to pay us US$ 750 million for the purchase of our ordinary shares either directly or through its wholly-owned subsidiary, Vodafone Holdings (Jersey) Limited, in connection with our acquisition of the eight regional mobile telecommunications companies from our immediate parent company, China Mobile Hong Kong (BVI) Limited. As a result, Vodafone's share holding in us will increase from 2.18% to approximately 3.27%. See "-- History and Development of Company -- Expansion of Business Coverage Through Acquisitions".

         We believe that the strategic alliance with Vodafone will enhance our strengths in the telecommunications market in Mainland China and will better position us to pursue further expansion opportunities globally. In particular, this alliance has enabled us to have frequent and broad exchanges of expertise and market information. Moreover, this strategic alliance will enable Vodafone and us to share information and establish benchmarks to better assess and enhance each other's performance, thereby better positioning both parties in the global telecommunications market. See " -- Research and Development".

         COMPETITION

         We compete with other telecommunications service providers. In all of the provinces, municipalities and autonomous regions in which we operate, we are one of the two licensed mobile services providers. The Chinese government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, in order to help them become more viable competitors to us and China Mobile Communications Corporation. For example, the Chinese government has permitted China United Telecommunications Corporation to apply mobile service tariffs as much as 10% below the governmental guidance rates. We believe this policy has helped China United Telecommunications Corporation's market share by capturing a significant number of price-sensitive and low-usage mobile phone subscribers.

         In accordance with the Chinese government policy of encouraging competition in the telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. More recently, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which will create two large telecommunications companies, China Telecommunications Corporation and China Netcom Group. Increased competition from new entrants in China's telecommunications industry could adversely affect our financial condition and results of operations. See "Item 3. Key Information -- Risk Factors -- New entrants in the telecommunications industry in China may further intensify competition and adversely affect our results of operations".

         We compete on the basis of our network coverage and quality, the pricing of our services, the range of services we offer and our service quality. We believe that we have significant competitive advantages due to:

         -        our superior mobile telecommunications networks;

         - our widely-recognized brand name and logo that are closely identified with us by consumers;

         - our broad distribution networks and our focus on customer services;

         -        our extensive range of value added services;

         -        our experienced management team and high quality employees;
                  and

         -        our financial resources.

         We believe these advantages have contributed to our superior subscriber quality compared to that of our competitors, as measured by average usage levels, average revenues per subscriber and doubtful accounts levels.

         The State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on new or existing technologies. Nonetheless, given the relatively low mobile phone penetration rates in our markets and in Mainland China in general, we believe there is substantial growth potential for our mobile telecommunications business. We believe that the restructuring of the telecommunications industry in Mainland China has helped to create a fair, orderly, transparent and healthy telecommunications market.

         We also face indirect competition from other telecommunications services, such as Xiaolingtong, a local area wireless telephone service with limited mobility and limited coverage operated by the former China Telecommunications Corporation and its subsidiaries. Xiaolingtong offers lower priced services. As a result Xiaolingtong's services are targeted at lower usage customers who tend to spend smaller amounts on mobile telecommunications. We do not believe that Xiaolingtong is a significant competitor, as it provides a much more limited range of services compared to our mobile telecommunications services.

         In addition, China United Telecommunications Corporation has launched its 800 MHz Code Division Multiple Access, or CDMA, technology. As there are significantly more mobile telecommunications services providers using GSM networks than are using CDMA networks, operators employing GSM networks provide far more extensive international roaming coverage to subscribers. Currently in Mainland China, services provided over GSM networks are more widely-accepted by subscribers than those provided over CDMA networks. As a result, we decided not to pursue the development of the current second generation CDMA technology.

         WORLD TRADE ORGANIZATION

         On December 11, 2001, China officially joined the WTO. Under the Protocol on the Accession of the People's Republic of China, dated as of November 11, 2001, China agreed to gradually open the various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunication services in China and the regions where those joint ventures are permitted to offer telecommunications services will be gradually expanded over a period of six years. Under the accession protocol, the telecommunication market is divided into fixed line services, mobile voice and data services, paging services and value added services. Value added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors will be permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in China. By December 11, 2006, such joint ventures will be permitted to offer mobile voice and data services in China without any geographic restrictions.

         The table below summarizes the foreign ownership restrictions for telecommunications joint ventures in China as well as applicable geographic restrictions:


                                FOREIGN OWNERSHIP PERCENTAGE AND GEOGRAPHIC RESTRICTIONS
                                    FOR FOREIGN-FUNDED TELECOMMUNICATIONS ENTERPRISES
-----------------------------------------------------------------------------------------------------------------------------------
                                                    AS OF DECEMBER 31,
SECTOR                2001               2002               2003             2004          2005           2006             2007
------            -------------      --------------     ------------     --------------    ----      --------------    ------------

                       25%                35%                                49%                          49%
   Mobile         (3 cities)(1)      (17 cities)(2)                      (17 cities)(2)              (nationwide)
                                                                             25%                          35%              49%
 Fixed-line                                                              (3 cities)(1)               (17 cities)(2)    (nationwide)
                       30%                49%               50%
Value-added       (3 cities)(1)      (17 cities)(2)     (nationwide)
                       30%                49%               50%
   Paging         (3 cities)(1)      (17 cities)(2)     (nationwide)


---------
(1)      The initial three cities are Beijing, Shanghai and Guangzhou.

(2) The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi'an, Taiyuan and Wuhan.

         REGULATION

         The mobile telecommunications industry in Mainland China is subject to a high degree of regulation by the Chinese government. Regulations issued or implemented by the State Council, the Ministry of Information Industry and other relevant government authorities including the Ministry of Foreign Trade and Economic Cooperation and the State Development Planning Commission encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and number resources allocation.

         The Ministry of Information Industry, under the leadership of the State Council, is responsible for, among other things:

         - formulating and enforcing industry policy, standards and regulations;

         -        granting telecommunications licenses;

         - formulating interconnection and settlement standards for implementation between telecommunications networks;

         - together with other relevant regulatory authorities, formulating tariff and service charge standards for telecommunications services;

         - supervising the operations of telecommunications service providers;

         - promoting fair and orderly market competition among operators; and

         - allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

         In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is currently preparing a draft telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People's Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of new telecommunications regulations on September 25, 2000. These regulations are substantially consistent with the existing rules and guidelines for the telecommunications industry, and are primarily intended to streamline and clarify the existing rules and guidelines. They apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we do not know what the nature and scope of the telecommunications law will be.

         ENTRY INTO THE INDUSTRY. The new telecommunications regulations adopt the existing regulatory distinction between basic and value added telecommunications services and provide a classification of those services. Operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed line telephone services, and value added service providers whose telecommunications services cover two or more provinces, municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us and other entities controlled by China Mobile Communications Corporation which operate in Mainland China outside of our markets, China United Telecommunications Corporation is also authorized to provide mobile services in all provinces, municipalities and autonomous regions in China.

         On December 11, 2001, China officially joined the WTO. To implement China's commitments under the WTO, the Administration of Foreign-Funded Telecommunications Enterprises Provisions became effective on January 1, 2002, permitting foreign investment in joint ventures that provide telecommunications services in China. However, such investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Administration of Foreign-Funded Telecommunications Enterprises Provisions, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunication services and 50% if such enterprise provides value added telecommunications services (including radio paging services).

         SPECTRUM USAGE. In coordination with the relevant provincial authorities, the Ministry of Information Industry regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the Ministry of Information Industry, transferred by the entity to any other third party. In accordance with a joint circular from the State Development Planning Commission and the Ministry of Finance, China Mobile Communications Corporation determines the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator under its control based on the bandwidth of the frequency used and the number of base transceiver stations within the operator's network.

         On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks will be adjusted progressively over a period of three years, and that the adjustments will be effective for a period of five years from July 1, 2002. For the first year, spectrum usage fees for GSM networks will be charged at the annual rate of RMB
7.5 million per MHz frequency. For the second year, the annual fee will be RMB
11.25 million per MHz frequency and beginning in the third year and thereafter, the annual fee will be RMB 15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged. The allocation of spectrum usage fees between China Mobile Communications Group and us remains the same under our existing agreement. The adjustments will increase our expenses on an after-tax basis by approximately RMB 224 million, RMB 343 million and RMB 462 million, respectively, for the first, second, and third years after the effectiveness of these new rates.

         NUMBER RESOURCES. The Ministry of Information Industry is responsible for the administration of the number resources within Mainland China, including the mobile telecommunications network number and subscriber numbers. The use of number resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In April 2000, the Ministry of Information Industry implemented new provisional measures on administration of telecommunications network number resources. In accordance with these new measures, the telecommunications network number resources are owned by the state, and the user of number resources is required to pay a usage fee to the state. However, the standard for the usage fee has not yet been determined. It is also not clear when the standard for the usage fee will be determined and when we will be required to pay such fee. The new measures also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

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

         The applicable regulations provide that interconnection related equipment must conform with the technical standards approved by the Ministry of Information Industry. See "--Technical Standards" below. The Ministry of Information Industry also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks. The relevant provincial operating subsidiaries of the former China Telecommunications Corporation and those of China Mobile Communications Corporation are responsible for the maintenance of the transmission lines and related equipment in their respective localities.

         TECHNICAL STANDARDS. Certain regulatory authorities in Mainland China, including the Ministry of Information Industry, set technical standards and control the type and quality of mobile telecommunications equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

         The establishment of base transceiver stations requires the approval of the relevant provincial regulatory authorities. A number of these approvals with respect to the base stations of our operating subsidiaries are currently pending. We have not experienced and do not expect to experience material difficulty in obtaining permission to establish additional sites.

         CAPITAL INVESTMENT. Some of our major investment projects, including mobile telecommunications network development projects, may be required to obtain approvals from relevant regulatory authorities in Mainland China.

         EMPLOYEES

         The total number of our employees increased from 12,530 as of December 31, 1998 to 38,343 as of December 31, 2000, mainly as a result of our acquisitions of various regional mobile telecommunications companies in China between 1998 and 2000. In 2001, our total number of employees increased to 38,748. As of December 31, 2001, we had 47 employees in Hong Kong and 38,701 employees in the rest of Mainland China as classified in the following table. Approximately 48% of our permanent employees have college or graduate degrees.


Management ...................             8,288
Technical and engineering ....            12,981
Sales and marketing ..........            15,616
Financial and accounting .....             1,816

     Total ...................            38,701

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

ORGANIZATIONAL STRUCTURE

         See "-- History and Development of the Company -- Industry Restructuring and Changes in Our Shareholding Structure".

PROPERTY, PLANTS AND EQUIPMENTS

         We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. We have obtained land use right certificates and property title certificates for all but five of these properties. In 2001, we obtained real estate ownership certificates for four properties located in Guangdong Province and we are currently in the process of obtaining certificates for the remaining five properties, all of which are also located in Guangdong Province. We believe that our use of these properties is not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates. China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use any of the properties we had or used in our business as of May 31, 1997, the date of asset revaluation in preparation for our initial public offering. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for their present use.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 29 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net profit and shareholders' equity. In addition, note 29 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 1999, 2000 and 2001. Our consolidated financial statements reflect the results of Fujian Mobile, Henan Mobile and Hainan Mobile from November 12, 1999, and the results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile from November 13, 2000, the respective dates of the acquisitions.

OVERVIEW OF OUR OPERATIONS

         During 1999, 2000 and 2001, our network capacity, subscriber base and usage and operations experienced significant growth. We believe that with the market-oriented restructuring of the telecommunications industry, as well as the development of the economy and increase in per capita income in

Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in our markets, we believe that there is potential for significant future subscriber growth.

         Our results of operations, like those of other mobile telecommunications network operators, are substantially dependent on a number of factors, including:

         -        the number and quality of subscribers;

         -        the level of subscriber usage;

         -        the level and structure of tariffs; and

         - interconnection, roaming and transmission line arrangements with other telecommunications operators.

         We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the Chinese government's regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under "Item 3. Key Information -- Risk Factors -- Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and adversely affect our business, financial condition and results of operations" and "Item
4. Information on the Company -- Business Overview -- Regulation". Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations.

         OUR ACQUISITIONS OF 11 REGIONAL MOBILE TELECOMMUNICATIONS COMPANIES IN THE PAST FOUR YEARS HAVE MATERIALLY IMPACTED OUR FINANCIAL RESULTS

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

         These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2001 were significantly affected by the inclusion of the full year results of operations for the seven regional mobile telecommunications companies we acquired in November 2000. By comparison, our financial results in 2000 only included the results of operations of these companies for two months. See "-- Results of Operations -- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000". These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

         ANALOG-TO-DIGITAL MIGRATION

         Due to the rapid development of mobile telecommunications technologies and the potentially limited economic life cycle of our analog network equipment, we accelerated the enhancement of our technology and assisted the migration of our analog subscribers to our GSM network. See "Item 4. Information on the Company -- Business Overview -- Migration from Analog to Digital Network". As a result, we wrote down RMB 282 million of analog network equipment in 1998, and we wrote down RMB 6,720 million of analog network equipment and wrote off an additional RMB 1,522 million of analog network equipment in 1999. In 2000, we wrote down and wrote off the entire RMB 1,525 million in remaining net book value of our analog network equipment. We discontinued our analog service on December 31, 2001.

         To encourage the migration of our analog subscribers to our GSM services, we offered temporary free air time for GSM services to these subscribers. We believe the analog-to-digital migration has increased our network utilization rate, improved our operational efficiency and allowed us to provide better services to our customers.

         OPERATING ARRANGEMENTS WE ENTERED INTO OVER THE LAST SEVERAL YEARS HAVE MATERIALLY IMPACTED OUR FINANCIAL RESULTS

         Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our acquisitions of the 11 regional mobile telecommunications companies in Mainland China in 1998, 1999 and 2000. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

         - interconnection revenue sharing and settlement arrangements with the former China Telecommunications Group and with China Mobile Communications Corporation;

         - intra-provincial transmission line leasing agreements with the former China Telecommunications Group;

         - service agreements with China Mobile Communications Corporation and the former China Telecommunications Group with respect to various telecommunications services and support;

         - a change in the tax treatment of connection fees and certain surcharge revenue for our services;

         - the revaluation of fixed assets of the companies we acquired as of the respective dates set forth in the financial statements included in this annual report; and

         - an agreement with China Mobile Communications Corporation for inter-provincial interconnection and domestic and international roaming.

         The original terms of our agreements relating to interconnection, leased lines and roaming have been revised as a result of tariff adjustments by the government and/or commercial negotiation with the relevant parties. See "Item 4. Information on the Company -- Business Overview -- Interconnection" and "-- Roaming" as well as the notes to our consolidated financial statements for a description of these arrangements as amended to date.

         Our financial results reflect the impact of the above arrangements as of the dates they became effective. These arrangements and changes have had a material impact on our overall results of operations. In particular, the implementation of the interconnection agreements led to significant increases in both operating revenue and operating expenses. In addition, other operating expenses including selling, general and administrative expenses increased in 1999 and 2000 as a result of the implementation of agreements relating to billing and collection services and distribution and sales. In each of 1999 and 2000, depreciation expense increased as a result of the revaluation of fixed assets, while our effective income tax rates increased as a result of connection fees and certain surcharges becoming fully taxable after the acquired companies had registered as wholly foreign owned enterprises following the acquisitions.

         OUR OPERATING ARRANGEMENTS WITH CHINA MOBILE COMMUNICATIONS CORPORATION HAVE AFFECTED AND MAY CONTINUE TO AFFECT OUR FINANCIAL RESULTS

         In May 2000, we entered into two agreements with China Mobile Communications Corporation for:

         - inter-provincial interconnection and domestic and international roaming services; and

         -        sharing of inter-provincial leased line fees.

         The agreements, as supplemented in November 2000, apply to the seven regional mobile telecommunications companies we acquired in November 2000, effective upon the acquisition and to our other six operating subsidiaries with retroactive effect from April 1, 1999, except that with regard to Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile, the leased line fee sharing arrangement had retroactive effect from October 1, 1999.

         Prior to these arrangements, we leased intra-provincial transmission lines from the former China Telecommunications Corporation to link our network to the fixed line network, but did not lease any inter-provincial transmission lines. Instead, we paid China Mobile Communications Corporation an inter-provincial interconnection fee. Under the inter-provincial transmission line leasing agreement with China Mobile Communications Corporation, the leasing fee payable by us is determined based on the standard leasing fee stipulated by the relevant regulatory authorities after adjusting for the volume discount to which we are entitled, and on the basis that the mobile network operators at both ends of the transmission lines will share the leasing fees equally. As a result, these arrangements led to an increase in our transmission line leasing expenses, but a reduction in our inter-provincial interconnection and roaming settlement expenses, resulting in net savings in our operating expenses in 2000. We have reflected the financial impact of these arrangements in 1999 as a one-time gain in our accounts for 2000.

         TARIFF ADJUSTMENTS

         As part of the efforts to further rationalize the tariff structure of telecommunications services, the government introduced a wide range of tariff adjustments effective from early 2001. The tariff adjustments that affect our mobile telecommunications services include the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. In particular, effective from early 2001, domestic long distance call rates have been adjusted from the range of RMB 0.50 to RMB 1.00 per minute to the uniform rate of RMB 0.07 per six seconds. In addition, connection fees charged to new contract subscribers were eliminated as of July 1, 2001. Although the adjustments in long distance call rates and the elimination of surcharges and fees may reduce our revenue in the short term, we expect that they will stimulate increased subscriber usage and contribute to our overall revenue growth in the long term. In addition, we will be able to achieve savings in leased line expenses as a result of the reduction in leased line tariffs.

         AMENDMENT TO REVENUE SHARING ARRANGEMENT FOR PREPAID SERVICES

         We offer prepaid services in each of our 13 service regions. Some of our prepaid services allow subscribers to add value to their SIM cards in any of our service regions or in the service regions of other subsidiaries of China Mobile Communications Corporation. In May 2001, we entered into an agreement with China Mobile Communications Corporation to amend the then-existing revenue sharing arrangements with respect to prepaid services, with retroactive effect from April 21, 2001. The new agreement amended the prior arrangement by allowing the network operator in the location that sells the value-adding prepaid card to charge 5% of the face value of the card as a handling charge, and remit the other 95% (as compared to 85% prior to the amendment) to the subscriber's home network operator. We do not expect the new agreement to have a material impact on our financial condition or results of operations.

         RENMINBI BOND OFFERING

         Following the approval by the relevant Chinese regulatory authorities, on June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB 5 billion of guaranteed bonds due in 2011. These bonds are listed on the Shanghai Stock Exchange. The bonds bear interest, payable annually, at a floating rate calculated as the sum of:

         - a base rate, being the one-year fixed time deposit rate published by the People's Bank of China on (1) the date of the issuance of the bonds, which is 2.25% per annum, with respect to the 12-month period following such date of issuance, and (2) such rate as is fixed on each subsequent anniversary date of the issuance, to apply with respect to the 12- month period following such anniversary date; and

         - an interest rate spread of 1.75% per annum, which will remain fixed throughout the term of the bonds.

         We have issued an irrevocable guarantee for the performance of the bonds, and China Mobile Communications Corporation has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated "AAA" by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited.

         The proceeds from the offering were applied solely to repay part of the RMB 12.5 billion syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the seven mobile telecommunications companies. The syndicated loans had a weighted average interest rate of approximately 5.2% per annum in 2000, which is higher than the 4% per annum interest rate borne by bonds during the 12-month period following the original issuance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Hong Kong. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as unbilled usage fees, allowance for doubtful accounts, depreciation and amortization period, and impairment of long lived assets including fixed assets and goodwill arising from acquisitions (including that taken initially to reserves). Actual results may differ from those estimates under different assumptions or conditions.

         We believe that the following critical accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimation.

         We maintain allowances for doubtful accounts based upon evaluation of the recoverability of the accounts receivables at each balance sheet date. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required.

         Our fixed assets, consisting primarily of telecommunication transceivers, switching centers and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform annual reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended December 31, 2001, no changes of assets useful lives have occurred. In addition, long-lived assets including fixed assets and goodwill arising on acquisition (including that initially taken to reserve) are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). Estimates and assumptions used in setting depreciable lives and testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are included in note 2(f) and note 2(h) to our consolidated financial statements.

RESULTS OF OPERATIONS

         As a result of our acquisitions and the material changes made to our operating arrangements, our results of operations are not directly comparable with those in prior years.

         The following table sets forth selected income statement data, expressed as percentages of operating revenue, for the periods indicated:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------------
                                                                                 1999             2000              2001
                                                                                -----             -----            -----

Operating revenue:                                                              100.0%            100.0%           100.0%
    Usage fees...................................................                66.8              71.2             73.2
    Monthly fees.................................................                12.9              14.8             14.1
    Connection fees..............................................                11.2               3.4              0.7
    Others.......................................................                 9.1              10.6             12.0
Operating expenses:
    Leased lines.................................................                 9.6               8.5              5.0
    Interconnection..............................................                16.7              12.8             13.0
    Depreciation.................................................                19.2              15.0             17.6
    Personnel....................................................                 5.8               6.1              5.3
    Other operating expenses                                                     13.4              16.3             18.2
                                                                                -----             -----            -----
         Total operating expenses................................                64.7              58.7             59.1
Operating profit                                                                 35.3              41.3             40.9
    Write-down and write-off of analog network
         equipment...............................................               (21.3)             (2.3)            --
    Other net income.............................................                 1.4               1.4              1.6
    Finance costs................................................                (0.9)             (1.3)            (1.7)
    Interest income..............................................                 2.0               1.5              0.8
    Non-operating net income/(expenses)..........................                 0.2               0.0              0.0
                                                                                -----             -----            -----
    Profit before tax and minority interests.....................                16.7              40.6             41.6
    Income tax...................................................                (4.3)            (12.9)           (13.7)
                                                                                -----             -----            -----
    Profit before minority interest..............................                12.4              27.7             27.9
    Minority interest............................................                --                --                0.0
                                                                                -----             -----            -----
Net Profit.......................................................                12.4%             27.7%            27.9%
                                                                                =====             =====            =====

     YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Our results of operations in 2001 were materially affected by our acquisition of seven regional mobile telecommunications companies in November 2000. In particular, our operating revenue and operating expenses increased significantly in 2001. This was primarily due to the inclusion of the full year results of operations of these companies. By comparison, our results in 2000 only include the results of operations of these companies since November 13, 2000. See "-- Overview of Our Operations -- Our Acquisitions of 11 Regional Mobile Telecommunications Companies in the Past Four Years Have Materially Impacted Our Financial Results". Our acquisitions of eight regional mobile telecommunications companies in 2002 will further expand the size of the mobile telecommunications markets we serve and increase the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses in 2002 are expected to further increase. See "Item 4. Information on the Company -- History and Development of the Company -- Expansion of Business Coverage Through Acquisitions".

         OPERATING REVENUE. We derive operating revenue principally from usage fees and monthly fees and, until July 1, 2001, one-time connection fees charged to new contract subscribers. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes charges for wireless data and value added services, telephone number selection fees, interconnection revenue and roaming in fees. As a result of the introduction and development of new businesses including wireless data services, we expect that revenue from new businesses will contribute to an increasing portion of our operating revenue in 2002.

         Operating revenue increased 54.4% from RMB 64,984 million in 2000 to RMB 100,331 million (US$ 12,122 million) in 2001. This increase was primarily due to an increase in usage fees as a result of subscriber growth as well as the full year effect of including usage fees from subscribers of the seven companies we acquired in November 2000. This increase was partially offset by certain tariff adjustments implemented in early 2001. The tariff adjustments included the cancellation of various surcharges and the adjustment of long distance call tariffs during the first quarter of 2001. In addition, connection fees were eliminated as of July 1, 2001. Our total number of subscribers was approximately 69.6 million at December 31, 2001, compared to approximately 45.1 million at December 31, 2000. Excluding connection fees, operating revenue increased from RMB 62,771 million in 2000 to RMB 99,620 million (US$ 12,036 million) in 2001.

         Revenue from usage fees increased 58.7% from RMB 46,287 million in 2000 to RMB 73,458 million (US$ 8,875 million) in 2001. This increase was primarily a result of the increase in total subscriber numbers and the growth in usage volume. As a percentage of operating revenue, usage fees increased from 71.2% in 2000 to 73.2% in 2001.

         Revenue from monthly fees increased 46.4% from RMB 9,623 million in 2000 to RMB 14,085 million (US$ 1,702 million) in 2001. This increase was mainly due to the increase in total contract subscriber numbers, as well as the full year effect of including monthly fees from subscribers of the seven companies we acquired in November 2000. As a percentage of operating revenue, monthly fees decreased from 14.8% in 2000 to 14.1% in 2001. This decrease was primarily due to the continued growth in our prepaid subscriber base, which led to an increase in the proportion of prepaid subscribers in our total subscriber base.

         Revenue from connection fees decreased 67.9% from RMB 2,213 million in 2000 to RMB 711 million (US$ 86 million) in 2001. This decrease was primarily due to the gradual decrease and eventual elimination of connection fees charged to new contract subscribers. As a percentage of operating revenue, connection fees decreased from 3.4% in 2000 to 0.7% in 2001. Although the elimination of connection fees may reduce our revenue in the short term, we believe that the elimination of connection fees for new subscribers will help expand our subscriber base and result in increased total subscriber usage of our mobile telecommunications services.

         Other operating revenue increased 76.0% from RMB 6,861 million in 2000 to RMB 12,077 million (US$ 1,459 million) in 2001. This increase resulted principally from increased revenue from wireless data and value added services, incoming roaming revenue and interconnection revenue, as well as the full year effect of our acquisition of the seven companies in November 2000.

         OPERATING EXPENSES. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, administrative expenses and one-off analog subscriber migration costs.

         Operating expenses increased 55.5% from RMB 38,158 million in 2000 to RMB 59,319 million (US$ 7,167 million) in 2001. This increase primarily reflected the full year effect of including expenses attributable to the seven companies we acquired in 2000, our overall expanded network coverage and service scope and our larger subscriber base.

         Total leased line payments decreased 9.0% from RMB 5,501 million in 2000 to RMB 5,005 million (US$ 605 million) in 2001. This decrease was primarily due to a reduction of leased line tariffs in 2001 and the construction of our own transmission lines in high traffic areas as well as our termination of the Total Access Communications System, or TACS, network. This decrease was partially offset by the full year effect of including leased line payments for transmission lines made by the seven companies we acquired in November 2000 and our network expansion into new coverage areas. As a percentage of operating expenses, total leased line payments decreased from 14.4% in 2000 to 8.4% in 2001.

         Interconnection expenses increased 56.7% from RMB 8,329 million in 2000 to RMB 13,055 million (US$ 1,577 million) in 2001. This increase was mainly due to the full year effect of including interconnection expenses attributable to the seven companies we acquired in November 2000, as well as the increased traffic volume. This increase was partially offset by the cost savings achieved by realizing the economies of scale of increased traffic volume transmitted over our expanded network and the increased use of IP-based long distance call services. Interconnection expenses as a percentage of operating expenses increased from 21.8% in 2000 to 22.0% in 2001.

         Depreciation expense increased 81.0% from RMB 9,759 million in 2000 to RMB 17,664 million (US$ 2,134 million) in 2001. This increase was mainly due to the full year impact of the inclusion of the depreciation expenses of the seven companies we acquired in November 2000, as well as the increase in our network capacity, the additional investment we made in our GSM networks and the additional strategic investments we made in certain transmission networks and stations. As a percentage of operating expenses, depreciation expense increased from 25.6% in 2000 to 29.8% in 2001.

         Personnel expenses increased 33.4% from RMB 3,991 million in 2000 to RMB 5,325 million (US$ 643 million) in 2001. This increase was primarily due to the full year effect of including personnel expenses of the seven companies we acquired in November 2000, as well as an increase in performance-based incentive compensation as a result of our further improved operating results. We believe that implementation of our performance-based compensation system has helped us to retain and attract talented staff and enhance employee productivity. As a percentage of operating expenses, personnel expenses decreased from 10.5% in 2000 to 9.0% in 2001.

         Other operating expenses increased 72.7% from RMB 10,578 million in 2000 to RMB 18,270 million (US$ 2,208 million) in 2001. This increase was primarily due to the increase in selling and promotion expenses and the one-off costs associated with the migration of subscribers to our GSM networks from our analog service. The increase in selling and promotion expenses primarily reflects our larger subscriber base and the full year effect of our acquisition of the seven companies in November 2000. As a percentage of operating expenses, other operating expenses increased from 27.7% in 2000 to 30.8% in 2001.

         OPERATING PROFIT. As a result of the foregoing, operating profit increased 52.9% from RMB 26,826 million in 2000 to RMB 41,012 million (US$ 4,955 million) in 2001, and operating margin (operating profit as a percentage of operating revenue) decreased slightly from 41.3% in 2000 to 40.9% in 2001.

         ADJUSTED EBITDA. Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depreciation and amortization, non-operating net (expenses)/income, and write-down and write-off of fixed assets. Adjusted EBITDA increased 60.7% from RMB 37,500 million in 2000 to RMB 60,270 million (US$ 7,282 million) in 2001. This increase was primarily due to the full year effect of including the results of operations of the seven companies we acquired in November 2000, the increase in operating revenue due to subscriber growth and service expansion and our various cost control efforts. Adjusted EBITDA margin (adjusted EBITDA as a percentage of operating revenue) increased from 57.7% in 2000 to 60.1% in 2001, reflecting further improvements in our operating efficiency. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities.

         OTHER NET INCOME. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Given that the gross margin from sales of SIM cards will decrease as a result of the increasing market competition, we expect that the amount of other net income will gradually decrease. Other net income increased 74.2% from RMB 915 million in 2000 to RMB 1,594 million (US$ 193 million) in 2001. This increase was principally due to the full year effect of our acquisition of the seven companies in November 2000, as well as increased sales of SIM cards due to our subscriber growth.

         FINANCE COSTS. Finance costs increased from RMB 824 million in 2000 to RMB 1,740 million (US$ 210 million) in 2001. This increase was primarily due to the full year effect of including finance costs attributable to the seven companies we acquired in November 2001. This increase was also partly due to the full year impact of the interest on the US$ 690 million fixed rate convertible notes issued in November 2000. In 2001, the average interest rate that we paid on our outstanding borrowings was approximately 5%.

         INTEREST INCOME. Interest income decreased 14.8% from RMB 1,006 million in 2000 to RMB 857 million (US$ 104 million) in 2001. The higher interest income in 2000 was primarily due to our larger cash balances resulting from our capital raising and financing activities in 2000.

         NON-OPERATING NET INCOME/(EXPENSES). Non-operating net expenses increased 20.0% from RMB 5 million in 2000 to RMB 6 million (US$ 1 million) in 2001. This increase was primarily due to the full year effect of our acquisition of the seven companies in November 2000.

         PROFIT BEFORE TAX AND MINORITY INTERESTS. As a result of the foregoing, profit before tax and minority interests increased 58.1% from RMB 26,393 million in 2000 to RMB 41,717 million (US$ 5,041 million) in 2001.

         TAXATION. Our income tax expense increased 63.8% from RMB 8,366 million in 2000 to RMB 13,703 million (US$ 1,656 million) in 2001. This increase was primarily due to an increase in our profit. Our effective tax rate increased from 31.7% in 2000 to 32.8% in 2001. The increase was largely a result of our acquisition of the seven companies in November 2000. The connection fee revenue and certain surcharge revenue from those seven companies were not subject to taxation in 2000 prior to their completion of the registration as wholly foreign-owned enterprises. The full year effect of interest expenses on the US$ 690 million convertible notes and the additional interest expenses on the RMB 5 billion bonds we issued in 2001, both of which are not tax deductible, also contributed to the higher effective tax rate.

         NET PROFIT. As a result of the foregoing, net profit increased 55.4% from RMB 18,027 million in 2000 to RMB 28,015 million (US$ 3,385 million) in 2001. Net profit margin (net profit as a percentage of operating revenue) increased from 27.7% in 2000 to 27.9% in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         OPERATING REVENUE. Operating revenue increased 68.3% from RMB 38,623 million in 1999 to RMB 64,984 million in 2000. This increase was due primarily to the increase in usage fees as a result of subscriber growth in Guangdong, Zhejiang and Jiangsu, the full year impact of the inclusion of usage fees from subscribers of Fujian Mobile, Henan Mobile and Hainan Mobile following their acquisition by us in November 1999, and the inclusion of usage fees from subscribers of the seven regional mobile communications companies we acquired in November 2000. Our total number of subscribers was approximately 45.1 million at December 31, 2000, compared to approximately 15.6 million at December 31, 1999. Excluding connection fees, operating revenue increased from RMB 34,304 million in 1999 to RMB 62,771 million in 2000.

         Revenue from usage fees increased 79.3% from RMB 25,812 million in 1999 to RMB 46,287 million in 2000. This increase was primarily a result of the increase in total subscriber numbers, the expanded telecommunications opportunities for subscribers as a result of the expansion and improvement of fixed line and mobile telecommunications networks throughout Mainland China and the expansion of the scope and variety of our services. As a percentage of operating revenue, usage fees increased from 66.8% in 1999 to 71.2% in 2000.

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

         OPERATING EXPENSES. Operating expenses increased 52.7% from RMB 24,983 million in 1999 to RMB 38,158 million in 2000. This increase primarily reflected the full year impact of inclusion of operation expenses of Fujian Mobile, Henan Mobile and Hainan Mobile in 2000, the inclusion of operation expenses of the seven regional mobile telecommunications companies we acquired in November 2000 following the acquisition, our overall expanded network coverage and service scope, and our larger subscriber base.

         Total leased line payments increased 47.8% from RMB 3,723 million in 1999 to RMB 5,501 mil lion in 2000. This increase was primarily due to the inclusion of leased line payments for intra-provincial transmission lines by Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000, the inclusion of leased line payments for inter-provincial transmission lines pursuant to our agreement with China Mobile Communications Corporation by six of our operating subsidiaries in 2000 and by the other seven regional mobile telecommunications companies we acquired in November 2000, and our network expansion into new coverage areas. This increase was partially offset by a reduction of leased line tariffs in 2000. However, as a percentage of operating expenses, total leased line payments decreased from 14.9% in 1999 to 14.4% in 2000, reflecting our increased efficiency in network management and transmission lines utilization.

         Interconnection expenses increased 29.1% from RMB 6,453 million in 1999 to RMB 8,329 million in 2000. This increase was principally a result of increased traffic volume reflecting the inclusion of the interconnection expenses of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000, and increased inter-network traffic, especially the increased volume of roaming-out calls by our subscribers. This increase was partially offset by the reduction in interconnection expenses as a result of inter-provincial leased line arrangement and inter-provincial interconnection arrangement with China Mobile Communications Corporation entered into in May 2000. As a result, interconnection expenses as a percentage of operating expenses decreased from 25.8% in 1999 to 21.8% in 2000.

         Depreciation expense increased 31.7% from RMB 7,411 million in 1999 to RMB 9,759 million in 2000. This increase was primarily due to the increase in fixed assets following our acquisition of the three regional mobile telecommunications companies in November 1999 and an additional seven regional mobile telecommunications companies in November 2000, and increased capital expenditures that we made to improve and expand our networks. This increase was partially offset by the reduction in the carrying costs of our fixed assets due to the write-downs and write-offs of our analog network equipment in 1999. As a percentage of operating expenses, depreciation expense decreased from 29.7% in 1999 to 25.6% in 2000.

         Personnel expenses increased 76.9% from RMB 2,256 million in 1999 to RMB 3,991 million in 2000. This increase was largely a result of the inclusion of the full year personnel expenses of Fujian Mobile, Henan Mobile and Hainan Mobile we acquired in November 1999, personnel expenses of the seven regional mobile telecommunications companies we acquired in November 2000 as well as an increase in performance-based incentive compensation as a result of our further improved operating results. As a percentage of operating expenses, personnel expenses increased from 9.0% in 1999 to 10.5% in 2000.

         Other operating expenses increased from RMB 5,140 million in 1999 to RMB 10,578 million in 2000. This increase was mainly due to an increase in selling and promotion expenses from RMB 1,582 million in 1999 to RMB 3,940 million in 2000. This increase reflects primarily the increased sales commission paid to third party agents for developing new subscribers, and the increased advertising and marketing activities to promote our existing services as well as new services such as IP-based long distance call services and prepaid card services. As a percentage of operating expenses, other operating expenses increased from 20.6% in 1999 to 27.7% in 2000.

         OPERATING PROFIT. As a result of the foregoing, operating profit increased 96.7% from RMB 13,640 million in 1999 to RMB 26,826 million in 2000, and operating margin increased from 35.3% in 1999 to 41.3% in 2000.

         WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT. The total amount of write-down and write-off of our analog network equipment was RMB 8,242 million in 1999 and RMB 1,525 million in 2000, representing the entire net book value of our analog network equipment as of December 31, 2000. The write-downs and write-offs reflect our decision to terminate our analog services by the end of 2001 and migrate our analog subscribers to our GSM services. See "-- Overview of Our Operations -- Analog-to-Digital Migration" and "Item 4. Information on the Company -- Business Overview -- Migration from Analog to Digital Network".

         ADJUSTED EBITDA. Adjusted EBITDA increased 73.6% from RMB 21,603 million in 1999 to RMB 37,500 million in 2000. This increase was primarily due to the inclusion of the results of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 and those of the seven regional mobile telecommunications companies we acquired in November 2000 following the acquisition, the increase in operating revenue due to subscriber growth and service expansion, and our various cost control efforts. Adjusted EBITDA margin increased from 55.9% in 1999 to 57.7% in 2000, reflecting further improvements in our operating efficiency. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities.

         OTHER NET INCOME. Other net income, which includes primarily gross profit from sales of SIM cards, handsets and accessories, increased 65.8% from RMB 552 million in 1999 to RMB 915 million in 2000. This increase reflected the inclusion of the full year results of Fujian Mobile, Henan Mobile and Hainan Mobile for the full year of 2000 as well as the increased sales of SIM cards due to our subscriber growth.

         FINANCE COSTS. Finance costs increased from RMB 343 million in 1999 to RMB 824 million in 2000. This increase was primarily due to the interest on the US$ 600 million fixed rate notes issued in November 1999.

         INTEREST INCOME. Interest income increased 31.2% from RMB 767 million in 1999 to RMB 1,006 million in 2000. This increase was principally a result of increased cash on hand from our expanded operations.

         NON-OPERATING NET (EXPENSES)/INCOME. Non-operating expenses totaled RMB 5 million in 2000, compared to a non-operating income of RMB 70 million in 1999, were due to the loss on disposal of certain fixed assets in 2000.

         PROFIT BEFORE TAX AND MINORITY INTERESTS. As a result of the foregoing, profit before tax and minority interests increased 309.6% from RMB 6,444 million in 1999 to RMB 26,393 million in 2000.

         TAXATION. Our income tax expense increased from RMB 1,647 million in 1999 to RMB 8,366 million in 2000, primarily due to a significant increase in our profit. Our effective tax rate increased from 25.6% in 1999 to 31.7% in 2000, which was due primarily to the fact that connection fee revenue and certain surcharge revenues in Fujian Mobile, Henan Mobile and Hainan Mobile were subject to taxation for the full year in 2000. The connection fee revenue and certain surcharge revenues in the seven regional mobile telecommunications companies we acquired in 2000 were not subject to taxation prior to their completion of the registration as wholly foreign-owned enterprises. However, the continuous decrease in connection fee revenue reduced the impact on the effective tax rate.

         NET PROFIT. As a result of the foregoing, net profit increased from RMB 4,797 million in 1999 to RMB 18,027 million in 2000. Net profit margin increased from 12.4% in 1999 to 27.7% in 2000.

LIQUIDITY AND CAPITAL RESOURCES

         LIQUIDITY

         Our principal source of liquidity is cash generated from our operations. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services and products. As of December 31, 2001, we had a working capital surplus (current assets minus current liabilities) of RMB 11,513 million (US$ 1,391 million) compared to RMB 7,491 million as of December 31, 2000. As of December 31, 2000 and December 31, 2001, accounts receivable totaled RMB 7,252 million and RMB 5,728 million (US$ 692 million), respectively. The substantial decrease in accounts receivable was principally due to the fact that approximately 93.5% of the new subscribers we acquired in 2001 were customers for prepaid services. Ongoing improvements in our internal credit control and billing systems also contributed to the decrease in our accounts receivable. Short-term bank and other loans and the current portion of obligations under capital leases totaled RMB 12,095 million and RMB 5,439 million (US$ 658 million) as at December 31, 2000 and December 31, 2001, respectively.

         The following table summarizes certain cash flow information for the periods indicated.



                                                                                   YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------------
                                                                        1999               2000                 2001
                                                                      -------             -------               -----
                                                                                  (in millions of Renminbi)

Net cash inflows from operating activities ...............             21,662              41,401              63,890
Net cash outflow from returns on investments and
   servicing of finance and taxation .....................             (1,989)             (5,821)            (13,992)
                                                                      -------             -------               -----
Net cash outflow from investing activities ...............            (36,117)            (92,880)            (46,198)
Net cash (outflow)/inflow before financing activities ....            (16,444)            (57,300)              3,700
                                                                      -------             -------               -----
Net cash inflow/(outflow) from financing activities ......             18,337              65,653              (9,581)
                                                                      -------             -------               -----
Increase/(decrease) in cash and cash equivalents .........              1,893               8,353              (5,881)


         Net cash inflows from operating activities increased from 1999 to 2001, generally reflecting the growth in operating revenue due to the increase in our subscriber base through internal growth and acquisitions.

         Net cash outflow from returns on investments and servicing of finance and taxation increased from 1999 to 2000. This increase was principally a result of a significant increase in Chinese income tax paid and the full year effect of interest payments on the US$ 600 million fixed rate notes issued in November 1999. Net cash outflow from returns on investments and servicing of finance and taxation increased from 2000 to 2001. This increase was primarily due to an increase in Chinese income tax paid after the acquisition of the seven regional mobile telecommunications companies in November 2000.

         Net cash outflow from investing activities increased significantly from 1999 to 2000. This increase was principally a result of the payment of the consideration for our acquisition of seven companies in November 2000. Net cash outflow from investing activities decreased in 2001. This decrease was primarily due to the fact that we did not conduct any significant acquisitions during 2001.

         Net cash inflow from financing activities reflects net borrowings or repayments of debt, but excludes credit extended to us by equipment suppliers for additions to construction in progress. Net cash inflow from financing activities increased significantly from 1999 to 2000. This increase was primarily due to the net proceeds received from the concurrent US$ 690 million convertible notes offering and US$ 6.9 billion share offering in November 2000, and the RMB 12.5 billion syndicated bank loans we obtained in October 2000. These net proceeds were primarily used to finance our acquisitions of seven regional mobile telecommunications companies in Mainland China in 2000. Net cash from financing activities decreased significantly from 2000 to 2001. This decrease was principally due to the fact that we significantly reduced our capital raising and financing activities during 2001, except for the RMB 5 billion floating rate bonds issued by Guangdong Mobile in June 2001. The proceeds from these bonds were applied solely to repay part of the RMB 12.5 billion syndicated loans. See "-- Contractual Obligations and Commitments -- Indebtedness" below for more information regarding the offerings and the syndicated bank loans.

         CAPITAL EXPENDITURES

         Capital expenditures during 1999, 2000 and 2001 were RMB 12,226 million, RMB 20,729 million and RMB 42,417 million (US$ 5,125 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities, infrastructure buildings and the development of new technologies and new businesses.

         We estimate that we will spend approximately RMB 37,350 million in 2002, RMB 34,030 million in 2003 and RMB 31,540 million in 2004. We expect to incur these expenditures primarily for the purpose of:

         -        further expanding our GSM network capacity and coverage;

         - increasing our efforts in improving our business and network support system;

         - building our own transmission line where economically advantageous;

         - constructing infrastructure buildings where economically advantageous; and

         -        developing and providing new technologies and new businesses.

         Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short-term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2004.

         In addition, our long-standing strategy is to acquire mobile telecommunications assets in Mainland China in order to expand our businesses. We have agreed to acquire from our immediate parent company, China Mobile Hong Kong (BVI) Limited, eight regional mobile telecommunications services providers located in the provinces of Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi and the directly-administered municipality of Chongqing pursuant to a conditional sale and purchase agreement dated May 16, 2002. See "Item 4. Information on the Company -- History and Development of the Company -- Expansion of Business Coverage Through Acquisitions".

         We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

         CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         INDEBTEDNESS

         As of December 31, 2000 and 2001, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB 13,708 million and RMB 6,739 million (US$ 814 million), respectively, and our short-term bank and other loans (including the current portion of long-term loans) and current portion of obligation under capital leases totaled RMB 12,095 million and RMB 5,439 million (US$ 658 million), respectively. Our short-term loans and long-term loans decreased in 2001 due to the repayment of a portion of the RMB 12.5 billion syndicated loans we entered into in October 2000. Capital lease obligations totaled RMB 1,720 million (US$ 208 million) at December 31, 2001. Total scheduled long-term loans and obligations under capital leases payable in 2002, 2003 and 2004 will be approximately RMB 3,737 million, RMB 4,048 million and RMB 1,680 million, respectively. We currently plan to repay loan amounts due using cash in hand and cash from our operating activities.

         On November 2, 1999, we issued unsecured fixed rate notes with a principal amount of US$ 600,000,000 due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000.

         On November 3, 2000, we issued unsecured convertible notes with a principal amount of US$ 690,000,000 due on November 3, 2005. The notes bear interest at the rate of 2.25% per annum and such interest is payable semi-annually on May 3 and November 3 of each year, commencing May 3, 2001.

         Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese commercial banks, we borrowed an aggregate of RMB 12.5 billion in bank loans, including (1) an RMB 5.0 billion loan for a six-month term with a fixed interest rate of 5.022% per annum and (2) an RMB
7.5 billion loan for a three-year term with an interest rate of 5.346% per annum for the first year, to be adjusted annually on each anniversary of the first drawdown date of the loan to equal the rate that is 10% below the three-year base lending rate for financial institutions prevailing on such anniversary date as announced by the People's Bank of China. The loans are guaranteed jointly and severally by six of our operating subsidiaries. We repaid in full the RMB 5.0 billion loan and RMB 5.0 billion of the RMB 7.5 billion loan with proceeds from the Renminbi bond offering described above under " -- Overview of Our Operations -- Renminbi Bond Offering". As of December 31, 2001, RMB 2.5 billion of the loans had been drawn down and remained outstanding. During 2001, the average interest rate of these loans was approximately 5%.

         On June 18, 2001, Guangdong Mobile, one of our wholly-owned subsidiaries, issued bonds with a principal amount RMB 5 billion at a floating rate due June 18, 2011. Guangdong Mobile's payment obligations under the bonds are guaranteed in full by us, and our guarantee is further guaranteed by China Mobile Communications Corporation.

         We currently enjoy a rating of Baa2 from Moody's and BBB from Standard & Poor's, which is equivalent to China's sovereign rating. Any downgrade in our credit rating will not trigger any events on our outstanding bonds or loans or our existing credit facilities. In addition, our management frequently communicates with the rating agencies and currently believes that a downgrade below Baa2 or BBB is not likely. However, under the terms of our US$ 690 million floating rate notes and our US$ 600 million fixed rate notes, we are obligated to ensure that the aggregate debt of our subsidiaries does not exceed 120% of our consolidated adjusted earnings before interest, tax, depreciation and amortization, or EBITDA, for the most recently completed twelve-month period. In addition, six of our operating subsidiaries acting as guarantors under the syndicated loan agreement among China Mobile (Shenzhen) Limited and some Chinese commercial banks are obligated to ensure that their aggregate debt does not exceed 120% of their respective shareholder equities. Currently we do not foresee any event that would cause us to violate any of these covenants.

         For a discussion of our interest rate risk, please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

         OTHER CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         As of December 31, 2001, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

         - our long-term debt (in addition to the bonds and notes described under "-- Indebtedness" above), which includes finance leases;

         -        operating leases; and

         -        capital commitments.

         In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

         For further disclosure regarding leases and other commitments, please see note 20 to our consolidated financial statements included elsewhere in this annual report.

         The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2001:


                                                                                 PAYMENTS DUE BY PERIOD
                                                              --------------------------------------------------------------
                                                                                            OVER 1     OVER 3
                                                                                           YEAR BUT   YEARS BUT
                                                                            LESS THAN     LESS THAN   LESS THAN       AFTER
CONTRACTUAL OBLIGATIONS                                        TOTAL         1 YEAR        3 YEARS     5 YEARS       5 YEARS
                                                              ------        ---------     ---------   ---------      -------

SHORT-TERM DEBT                                                1,702          1,702           --            --           --
BILLS PAYABLE                                                  1,458          1,458           --            --           --
LONG-TERM DEBT                                                24,420          2,829        9,872         6,649        5,070
CAPITAL LEASE OBLIGATIONS                                      1,720            908          812            --           --
TRADE PAYABLE                                                 11,317         11,317           --            --           --
TOTAL CONTRACTUAL CASH OBLIGATIONS                            40,617         18,214       10,684         6,649        5,070

         The following table sets forth certain information regarding our other commercial commitments as of December 31, 2001:


                                                           AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                ----------------------------------------------------------------
                                                                              OVER 1       OVER 3
                                                TOTAL                        YEAR BUT     YEARS BUT
                                                AMOUNT        LESS THAN     LESS THAN     LESS THAN       OVER
OTHER COMMERCIAL COMMITMENTS                  COMMITTED        1 YEAR        3 YEARS       5 YEARS       5 YEARS
                                              ---------       ---------     ---------     ---------      -------

OPERATING LEASES COMMITMENTS                    14,706          5,057         3,955         3,167          2,527
CAPITAL COMMITMENTS                             10,366         10,366            --            --             --
TOTAL COMMERCIAL COMMITMENTS                    25,072         15,423         3,955         3,167          2,527

         As of December 31, 2001, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

         FOREIGN EXCHANGE

         We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB 12,226 million, RMB 20,729 million and RMB 42,417 million (US$ 5,125 million) for 1999, 2000 and 2001, respectively. For 1999 and 2000, a substantial portion of our capital expenditures was denominated in U.S. dollars and incurred in connection with our purchase of imported equipment. In addition, we also incur interest expense on foreign currency (mainly U.S. dollar) denominated borrowings. U.S. dollar denominated debt totaled the equivalent of RMB 13,254 million and RMB 11,855 million (US$ 1,432 million) at December 31, 2000 and 2001, respectively, constituting 35.4% and 40.5% of our total debt as of those dates, respectively.

         All of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See "Item 3. Key Information-- Risk Factors-- Fluctuations in exchange rates could adversely affect our financial results" and "Item 10. Additional Information-- Exchange Controls".

         Each of our operating subsidiaries is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

U.S. GAAP RECONCILIATION

         Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net profit and shareholders' equity in accordance with Hong Kong GAAP and U.S. GAAP.


                                                                     AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------------------
                                                           1999               2000              2001                2001
                                                        ----------         ----------        ----------          ---------
                                                                                  (in millions)

Net profit in accordance with:
   Hong Kong GAAP...........................            RMB  4,797         RMB 18,027       RMB  28,015          US$ 3,385
   U.S. GAAP................................            RMB 10,993         RMB 24,280       RMB  29,075          US$ 3,513
Shareholders' equity in accordance with:
   Hong Kong GAAP...........................            RMB 57,092         RMB 83,760       RMB 111,779          US$13,505
   U.S. GAAP................................            RMB 77,073         RMB 79,660       RMB 109,016          US$13,172

         Under Hong Kong GAAP, we adopted the acquisition method to account for our acquisitions of the ten regional mobile telecommunications companies in 1999 and 2000. Under the acquisition method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill arising on the acquisition date, being the excess of the cost over the fair value of our share of the separable net assets acquired, was eliminated against reserves immediately on acquisition.

         For U.S. GAAP, because we and the acquired companies were deemed to be under common control prior to the acquisitions, the acquisitions were considered a "combination of entities under common control". Under U.S. GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. The cash consideration we paid in each acquisition was treated as an equity transaction in the respective years of each acquisition for U.S. GAAP purposes.

         In addition, there are other differences between Hong Kong GAAP and U.S. GAAP for the periods presented, which relate primarily to:

         -        the computation of capitalized interest;

         - the revaluation of fixed assets of the acquired companies under Hong Kong GAAP;

         -        the recognition of deferred income taxes;

         - the non-recognition under Hong Kong GAAP of certain of our employee housing scheme costs;

         - the treatment of share options we grant to directors and employees;

         - the recognition as revenue of connection fees and telephone number selection fees; and

         - the net savings arising from interconnection, roaming and leased line agreements.

         Historically, connection fee revenue was recognized as received for both Hong Kong GAAP and U.S. GAAP for all periods presented to June 30, 1999. Beginning July 1, 1999, we adopted a new accounting policy under U.S. GAAP to defer connection fees received in excess of direct costs and recognize such deferred amount over the estimated customer usage period for the related service. Effective January 1, 2000, under U.S. GAAP, we have adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Under this Staff Accounting Bulletin, connection fees and telephone number selection fees received and incremental direct costs up to but not exceeding such fees are deferred and amortized over the estimated customer usage period for the related service. These changes in accounting policy for U.S. GAAP have significantly impacted the timing of connection fee revenue recognized. Connection fees were, however, eliminated as of July 1, 2001.

         Disclosure relating to these differences can be found in note 29 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 1999 and 2000 and our condensed consolidated statements of income, total shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 prepared and presented under U.S. GAAP have been included in notes 29 and 30 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information concerning our directors and senior management as of December 31, 2001.


NAME                            AGE              POSITION
----                            ---              --------
Mr. WANG Xiaochu                 44              Chairman; Chief Executive Officer
Mr. LI Zhenqun                   56              Vice Chairman; Chief Operating Officer
Mr. DING Donghua                 65              Director; Chief Financial Officer
Mr. LI Gang                      45              Director
Mr. XU Long                      45              Director
Mr. HE Ning                      40              Director
Mr. LIU Ping                     56              Director
Mr. YUAN Jianguo                 51              Director
Mr. WEI Yiping                   50              Director
Professor Arthur K.C. LI         56              Independent Non-Executive Director
Sir Christopher GENT             53              Independent Non-Executive Director
Dr. LO Ka Shui                   55              Independent Non-Executive Director


         Mr. Wang Xiaochu has served as our Chairman and Chief Executive Officer since 1999. Mr. Wang is in charge of our overall management. He is also Vice President of China Mobile Communications Corporation and the Chairman of China Mobile (Hong Kong) Group Limited and China Mobile Hong Kong

(BVI) Limited. Prior to joining us, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang province. He was responsible for the development of China Telecom's telephone network management systems and various other information technology projects, and received the Class Three National Science and Technology Advancement Award and the former Posts and Telecommunications Bureau's Class One Science and Technology Advancement Award. Mr. Wang graduated from the Beijing University of Posts and Telecommunications in 1980 and has over 21 years of management experience in the telecommunications industry.

         Mr. Li Zhenqun has served as our Vice Chairman and Chief Operating Officer since 2000. Mr. Li is in charge of our business operations and investor relations. He is also the Vice Chairman of China Mobile (Hong Kong) Group Limited and China Mobile Hong Kong (BVI) Limited. He joined us in August, 2000. Since 1998 and prior to joining us, Mr. Li was the Director of the Xiamen Telecommunications Bureau in Fujian province. He also served as the Director of the Xiamen Posts and Telecommunications Bureau in Fujian Province from 1984 to 1998. He graduated from Peking University in 1970. Mr. Li has 30 years of management experience in the telecommunications industry.

         Mr. Ding Donghua has served as our Director and Chief Financial Officer since 1997. Mr. Ding is in charge of our financial management. Mr. Ding is also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining us, Mr. Ding was previously the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

         Mr. Li Gang has served as our Director since 1999. Mr. Li is responsible for the mobile telecommunications operations in Guangdong Province. He is also the Chairman and President of Guangdong Mobile. He was formerly the Vice Chairman and President of Guangdong Mobile. He previously served as Director of the Network Maintenance Division and as Deputy Director of the Telecommunications Division of the Guangdong Posts and Telecommunications Administration. He graduated from Peking University of Posts and Telecommunications in 1985, and has 28 years of experience in the telecommunications industry.

         Mr. Xu Long has served as our Director since 1999. Mr. Xu is responsible for the mobile telecommunications operations in Zhejiang Province. He is also the Chairman and President of Zhejiang Mobile. He previously served as the Deputy Director General and the Director of the General Office of Zhejiang Posts and Telecommunications Administration, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Deputy Director of Shaoxing Posts and Telecommunications Bureau in Zhejiang Province. He graduated from the Zhejiang Radio and Television University in 1985, and has 24 years of experience in the telecommunications industry.

         Mr. He Ning has served as our Director since 1998. Mr. He is responsible for the mobile telecommunications operations in Jiangsu Province. He is also the Chairman and President of Jiangsu Mobile. Mr. He previously served as the Deputy Director General of the Jiangsu Posts and Telecommunications Administration, the Director and Deputy Director of the Jiangsu Mobile Communications Bureau, and Deputy Director of the Zhenjiang Posts and Telecommunications Bureau in Jiangsu Province. He graduated from the Nanjing Institute of Posts and Telecommunications in 1983, and has 18 years of experience in the telecommunications industry.

         Mr. Liu Ping has served as our Director since 1999. Mr. Liu is responsible for the mobile telecommunications operations in Fujian Province. He is also the Chairman and President of Fujian Mobile. Mr. Liu previously served as the Deputy Director General of the Fujian Posts and Telecommunications Administration and Director of the Fuzhou Posts and Telecommunications Bureau. He graduated from the Nanjing Institute of Posts and Telecommunications in 1985, and has 24 years of experience in the telecommunications industry.

         Mr. Yuan Jianguo has served as our Director since 1999. Mr. Yuan is responsible for the mobile telecommunications operations in Henan Province. He is also the Chairman and President of Henan Mobile. Mr. Yuan previously served as the Deputy Director General of the Henan Posts and Telecommunications Administration, and as Director and Deputy Director of the Henan Mobile Communications Bureau. He holds a Masters Degree in Economics Law from the Chinese Academy of Social Sciences, and has 31 years of experience in the telecommunications industry.

         Mr. Wei Yiping has served as our Director since 1999. Mr. Wei is responsible for the mobile telecommunications operations in Hainan Province. He is also the Chairman and President of Hainan Mobile. Mr. Wei previously served as the Deputy Director General of the Hainan Posts and Telecommunications Administration, and as Director of the Sanya Posts and Telecommunications Bureau. He graduated from Xi'an Foreign Languages Institute and received a Masters Degree in Political Economics from the Beijing Normal University, and has 31 years of experience in the telecommunications industry.

         Professor Arthur K.C. Li has served as our Director since 1997. Professor Li is the Vice Chancellor of the Chinese University of Hong Kong, a Director of the Bank of East Asia Limited, a Non-Executive Director and Chairman of the Board of Regal Hotel Group Plc., a Non-Executive Director of Henderson Cyber Limited and a Non-Executive Director of The Wharf (Holdings) Limited. He holds a doctorate degree in medicine from Cambridge University and an honorary doctorate degree in science from the University of Hull, an honorary doctorate degree in letters from Hong Kong University of Science and Technology and an honorary doctorate degree from Soka University, Japan. He previously served as Board Member of the Hong Kong Hospital Authority and President of the College of Surgeons of Hong Kong. Professor Li was an Advisor on Hong Kong Affairs to the People's Republic of China, a Member of the Basic Law Consultative Committee, a Member of the Preparatory Committee of the Hong Kong Special Administrative Region of the National People's Congress, and a Member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Professor Li is a National Committee Member of the Ninth Annual Chinese People's Political Consultative Conference.

         Sir Christopher Gent has served as our Director since February 2001. Sir Christopher is the Chief Executive of Vodafone Group Plc., the world's largest mobile telecommunications company in terms of subscriber numbers as of December 31, 2001. Sir Christopher joined the Vodafone Group as Managing Director of Vodafone Limited in 1985 when Vodafone launched its first mobile phone service in the UK, and held that position until December 1996, when he became Group Chief Executive. He is also the Chairman of the supervisory board of Mannesmann AG. Sir Christopher has many years of management experience in the telecommunications industry worldwide.

         Dr. Lo Ka Shui has served as our Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, as well as an independent Non-Executive Director of The Hong Kong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. Dr. Lo is also a director of Hong Kong Exchanges and Clearing

Limited, Chairman of the Listing Committee of the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a member of Long-term Housing Strategy Advisory Committee, a member of the Council of Advisors on Innovation and Technology and Chairman of the Hospital Authority. Dr. Lo has many years of commercial management experience.

COMPENSATION

         The aggregate amount of compensation that we paid to our directors and executive officers during 2001 for services performed as directors, officers or employees was approximately RMB 14 million (US$ 1.69 million).

         We have adopted a share option scheme pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital. The consideration payable by a participant for the grant of an option under the share option scheme will be HK$1.00. The price for a share payable by a participant upon the exercise of an option will be determined by our directors in their discretion, except that such price may not be set below a minimum price which is the higher of (i) the nominal value of a share and (ii) 80% of the average of the closing prices of ordinary shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option. With effect from September 1, 2001, the Hong Kong Stock Exchange requires the exercise price of options to be at least the higher of the closing price of the shares on the date of grant and the average closing prices of the shares for the five trading days immediately preceding the date of grant. As of May 31, 2002 we have not granted any options on or after September 1, 2001.

         The period during which an option may be exercised will be determined by the directors in their discretion, except that no option may be exercised later than 10 years after the adoption date of the scheme. During 2001, options for a total of 76,773,000 ordinary shares were granted under the share option scheme to certain of our directors and employees. See "-- Share Ownership" below for details on options granted to our directors.

BOARD PRACTICES

         To enhance our corporate governance, we established two board committees, the audit committee and the remuneration committee, in 1998 and 2000, respectively. These committees are comprised solely of independent non-executive directors. In 2001, having considered the relevant rules on corporate governance and the Code of Best Practice of the Listing Rules of the London Stock Exchange, we established the nomination committee. The nomination committee is comprised primarily of independent non-executive directors.

         AUDIT COMMITTEE

         The members of our audit committee are Professor Arthur K.C. Li, as chairman of the committee, and Dr. Lo Ka Shui. The audit committee's major responsibilities include:

         - to review the financial reports, the related auditors' review report and management's responses to the review reports;

         - to discuss audit procedures with the auditors as well as any issues arising out of such procedures;

         - to review the auditors' appointment, the auditors' fees and any matters relating to the termination or resignation of the auditor; and

         - to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our Board on a regular basis.

         The audit committee usually meets four times each year.

         REMUNERATION COMMITTEE

         The members of our remuneration committee are Professor Arthur K.C. Li, as chairman of the committee, and Dr. Lo Ka Shui. The remuneration committee's major responsibilities include:

         - to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

         - to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

         Meetings of the remuneration committee are held when necessary.

         NOMINATION COMMITTEE

         The members of our nomination committee are Mr. Wang Xiaochu, as chairman of the committee, Professor Arthur K.C. Li and Dr. Lo Ka Shui. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the board on the matters in relation to the appointment and re-appointment of board members, and ensuring the proper and transparent procedures for the appointment and re-appointment of directors. Meetings of the nomination committee are held when necessary.

EMPLOYEES

         See "Item 4. Information on the Company-- Business Overview--
Employees".

SHARE OWNERSHIP

         As of December 31, 2001, the following directors and those members of our senior management named in the section entitled "Directors and Senior Management" had interests in our share capital:

                                                            Number of        Percentage
Director                                                      ADSs            of class
--------                                                    ---------        ---------
Wang Xiaochu..........................................         500               *
Li Zhenqun............................................         100               *
Ding Donghua..........................................         500               *

---------
*        Less than 1%.

         Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

         As of December 31, 2001, options exercisable for an aggregate of 16,389,000 shares had been granted to the following directors and those members of our senior management named in the section "Directors and Senior Management" under our share option scheme and were outstanding:

         The following options are exercisable at a price of HK$11.10 per share through March 8, 2006.


DIRECTOR                                 NUMBER OF SHARES COVERED BY OPTIONS
Ding Donghua                                          2,100,000

         The following options are exercisable at a price of HK$33.91 per share through October 7, 2007.


DIRECTOR                                 NUMBER OF SHARES COVERED BY OPTIONS
Wang Xiaochu                                          3,900,000
Ding Donghua                                          1,100,000
Li Gang                                               1,000,000
He Ning                                               1,000,000

         The following options are exercisable at a price of HK$45.04 per share through October 7, 2007.


DIRECTOR                                 NUMBER OF SHARES COVERED BY OPTIONS
Wang Xiaochu                                          200,000
Ding Donghua                                          200,000
Li Gang                                               180,000
Xu Long                                             1,170,000
He Ning                                               166,000
Liu Ping                                            1,162,000
Yuan Jianguo                                        1,160,000
Wei Yiping                                          1,156,000

         The following options are exercisable at a price of HK$32.10 per share through October 7, 2007.


DIRECTOR                                 NUMBER OF SHARES COVERED BY OPTIONS
Wang Xiaochu                                           120,000
Li Zhenqun                                           1,120,000
Ding Donghua                                           120,000
Li Gang                                                100,000
Xu Long                                                 95,000
He Ning                                                 90,000
Liu Ping                                                80,000
Yuan Jianguo                                            90,000
Wei Yiping                                              80,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

         As of May 31, 2002, approximately 75.6% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. China Mobile Communications Corporation, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and April 30, 2002, our majority shareholders held, directly or indirectly, between approximately 75% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See "Item 4. Information on the Company -- Industry Restructuring and Changes in Our Shareholding Structure" for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

         We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

RELATED PARTY TRANSACTIONS

         As of May 31, 2002, China Mobile Communications Corporation indirectly owns an aggregate of approximately 75.6% of our issued and outstanding share capital.

         We and each of our subsidiaries have entered into various related party transactions. The principal terms of the agreements for these related party transactions are described below.

         Certain charges for the services under these agreements are based on tariffs set by the Chinese regulatory authorities. Those transactions where the charges are not set by Chinese regulatory authorities are based on commercial negotiation between the parties, in each case on an arm's length basis. In this regard, we have the benefit of the undertaking from China Mobile Communications Corporation that to the extent within its control, we will be treated equally with any other mobile telecommunications entities in respect of all approvals, transactions and arrangements between us on the one hand and China Mobile Communications Corporation and other mobile telecommunications operators controlled by China Mobile Communications Corporation on the other hand, as described below under "Undertaking from China Mobile Communications Corporation".

         ROAMING ARRANGEMENTS

         We offer domestic and international roaming services to our subscribers. In September 1997, in connection with our initial public offering, we entered into domestic roaming arrangements with the mobile communications networks previously controlled by the former Ministry of Posts and Telecommunications. Those arrangements were replaced by our interconnection and roaming agreement with China Mobile Communications Corporation entered in May 2000, which sets forth the current terms of our domestic and international roaming arrangements. Under this agreement, with regard to inter-provincial roaming, 80% of the base roaming calling charges payable by a roaming subscriber is credited to the visited network and the remaining 20% is retained by the roaming subscriber's home network. This agreement is valid for two years from April 1, 1999, and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

         With regard to international roaming, roaming calling charges incurred by an international mobile phone subscriber making or receiving a call while roaming in our service regions in Mainland China are collected for us and credited to us by China Mobile Communications Corporation, and we will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on the roaming calling charges from the international mobile telecommunications operators and shares such handling charge equally with us with respect to roaming in calls to our service regions. When our subscribers roam internationally, we will collect the roaming calling charges together with a 15% handling charge from our subscribers and will pay the roaming calling charges together with half of the handling charge collected to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile telecommunications operators concerned.

         In addition, China Mobile Communications Corporation provides inter-provincial and international roaming clearing and settlement services. We pay to China Mobile Communications Corporation a roaming call record processing fee of RMB 0.02 for each inter-provincial roaming call record processed and RMB
0.30 for each international roaming call record processed.

         LICENSING OF TRADEMARK

         China Mobile Communications Corporation is the owner of the "CHINA MOBILE" name and logo, a registered trademark in Mainland China. In addition, it has filed applications in Hong Kong to register the "CHINA MOBILE" name and logo as a trademark for certain goods and services. In April 2002, we entered into a new licensing agreement with China Mobile Communications Corporation for, among other things, the use of the "CHINA MOBILE" name and logo by us and our operating subsidiaries. The new licensing agreement replaces the previous licensing agreements entered into with China Mobile Communications Corporation in October 1999 and the supplemental licensing agreement entered into in September 2000. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation. China Mobile Communications Corporation may terminate the license agreement if it no longer has any interests in us.

         SPECTRUM FEES

         The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile communications operators in Mainland China, including us. Based on this standardized fee scale, China Mobile Communications Corporation determines the allocation of spectrum usage fees to be paid by each mobile communications operator under its control and the aggregate sum payable to the Ministry of Information Industry. In October 1999, we entered into an agreement with China Mobile Communications Corporation, under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to us in our service regions. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and China Mobile Communications Corporation's operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

         On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks will be adjusted progressively over a period of three years, and the adjustments will be effective from July 1, 2002 for a period of five years. For the first year, spectrum usage fees for GSM networks will be charged at the annual rate of RMB
7.5 million per MHz frequency. For the second year, the annual fee will be RMB
11.25 million per MHz frequency and from the third year onward, the annual fee will be RMB 15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged. The allocation of spectrum usage fees between China Mobile Communications Group and us remains the same under our existing agreement. The adjustments will increase our expenses on an after-tax basis by approximately RMB 224 million, RMB 343 million and RMB 462 million, respectively for the first, second, and third year after the effectiveness of these new rates.

         SHARING OF INTER-PROVINCIAL TRANSMISSION LINE LEASING FEES

         In May 2000, we entered into an agreement with China Mobile Communications Corporation in relation to the leasing of inter-provincial transmission lines. This agreement is valid for two years from April 1, 1999 and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. More details about the arrangements are described under "Item 5. Operating and Financial Review and Prospects -- Overview of Our Operations -- Our Operating Arrangements with China Mobile Communications Corporation Have Affected and May Continue to Affect Our Financial Results".

         INTERCONNECTION ARRANGEMENTS

         Our networks interconnect with the mobile telecommunications networks of China Mobile Communications Corporation in other regions. In May 2000, we entered into an interconnection and roaming agreement with China Mobile Communications Corporation. Under this agreement, with regard to inter-provincial roaming, when the roaming subscriber places a call from a roaming location, the operator of the visited network receives all long distance calling charges, if any, and when the roaming subscriber receives a call at a roaming location, the network operator with whom the subscriber is registered retains all long distance calling charges, if any.

         International long distance calling charges incurred by an international mobile phone subscriber making an international long distance call while roaming in the areas in Mainland China where we operate are collected by China Mobile Communications Corporation and are credited to us. We will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on such international long distance calling charges from the international mobile telecommunications operators and shares such handling charges equally with us. When our subscribers roam internationally, we will collect the international long distance calling charges, if any, together with a 15% handling charge from our subscribers and will pay the international long distance calling charges together with half of the handling charges to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile communications operators concerned. Where long distance charges cannot be distinguished from base roaming charges, such long distance charges are grouped under roaming charges.

         PREPAID SERVICES

         Prepaid services allow subscribers to add value to their SIM cards by purchasing value-adding cards from any of our network operators or China Mobile Communications Corporation's other network operators. We have entered into an agreement with China Mobile Communications Corporation regarding the sharing and settlement of revenue when prepaid subscribers purchase value adding cards from network operators other than their home network operators. This agreement is for a term of one year from July 1, 2000 (the sharing of revenue from prepaid subscribers purchasing value adding cards from network operators other than their home network operators commenced from February 1, 2000) and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The agreement was amended on May 11, 2001 with retroactive effect from April 21, 2001. Under the amended agreement, the mobile network operator in the location that issues the value adding card remits 95% of the face value of the value-adding card to the subscriber's home network operator, and keeps the remainder as a handling charge. Prior to the amendment, the remittance amount to home network operator was 85% of the face value of the value adding card.

         PLATFORM DEVELOPMENT

         Aspire Holdings Limited is 66.4% owned by us, and it is a joint venture with Vodafone Group Plc and Hewlett-Packard Company. It entered into a platform development master agreement with each of us and China Mobile Communications Corporation on January 10, 2001. Under the two platform development master agreements, Aspire (or its subsidiaries) will provide the same scope of technology platform development and maintenance services to us and our subsidiaries and to China Mobile Communications Corporation and their respective mobile telecommunications subsidiaries in various regions in Mainland China. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

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

         PROPERTY LEASING AND MANAGEMENT SERVICES

         We lease from other subsidiaries of China Mobile Communications Corporation various properties that are used as office space and for locating our cell sites and switching equipment. In relation to leased properties, the rental payments are determined with reference to market rates. In relation to properties sub-leased by such subsidiaries to the companies that we acquired in November 2000 (which were in turn leased to such subsidiaries by third parties), the rental is equal to the rental payable to such third parties, and such subsidiaries do not make any gains as the intermediate lessors. Some of such subsidiaries of China Mobile Communications Corporation also provide property management services in relation to the properties leased or subleased (other than for Tianjin Mobile and Guangxi Mobile). Property management fees are determined with reference to market rates.

         The initial terms of such leases and sub-leases range from six months to ten years. The initial terms of such leases and sub-leases to Guangxi Mobile are renewable on an annual basis if Guangxi Mobile gives six months' notice of its intention to renew. Guangxi Mobile is entitled to terminate such leases and sub-leases by giving three months' notice at any time. The initial terms of such leases and sub-leases to Tianjin Mobile are automatically renewable on an annual basis unless terminated by Tianjin Mobile by three months' notice given at any time or by the relevant lessor by giving notice of its intention to terminate three months prior to expiration of the relevant term. The initial terms of such leases and sub-leases to Shanghai Mobile are automatically renewed on an annual basis unless terminated by Shanghai Mobile by three months' notice given at any time or in relation to sub-leases terminated by the relevant lessor by giving three months' notice prior to the expiration of the relevant term. In relation to our other subsidiaries, the relevant lease terms and (subject to the relevant head lease being valid or renewable for the extended term) sub-lease terms will be automatically renewed on an annual basis unless terminated by the relevant companies with three months' notice given at any time and, in relation to sub-leased properties, the relevant lessor may also terminate by giving three months' notice prior to the expiration of the relevant term. Beijing Mobile also leases certain properties and provides property management services to a subsidiary of China Mobile Communications Corporation for an initial term of one year and on terms substantially similar to those set out above in this paragraph.

         CONSTRUCTION AND RELATED SERVICES

         Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile entered into agreements with certain subsidiaries of China Mobile Communications Corporation under which such subsidiaries provide services such as construction, design, equipment installation, testing and/or maintenance services and/or act as general contractors in relation to construction and other projects of our subsidiaries. Such agreements are for terms of between 6 months and 16 months, which will be automatically renewed on an annual basis unless either party (in the case of Shandong Mobile, Shanghai Mobile and Beijing Mobile) or Liaoning Mobile (in the case of Liaoning Mobile) notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the arrangement. Beijing Mobile had also previously entered into other agreements for the provision of certain construction and related services which have continued to be performed according to their terms after Beijing Mobile was acquired by us in November 2000. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

         EQUIPMENT MAINTENANCE AND RELATED SERVICES

         Beijing Mobile, Shanghai Mobile and Liaoning Mobile entered into agreements with certain subsidiaries of China Mobile Communications Corporation under which such subsidiaries provide equipment maintenance and related services to such companies. Such agreements are for terms of between 6 months and 15 months, which will be automatically renewed on an annual basis unless either party (in the case of Beijing Mobile) or Shanghai Mobile or Liaoning Mobile (in the case of Shanghai Mobile and Liaoning Mobile, respectively) notifies the other of its intention to terminate in writing at least three months prior to the expiration of the term. Beijing Mobile had also previously entered into another agreement for the provision of certain equipment maintenance services which continued to be performed according to its terms after Beijing Mobile was acquired by us in November 2000. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

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

         COLLECTION SERVICES AND SALES ARRANGEMENTS

         Henan Mobile entered into an agreement with a subsidiary of China Mobile Communications Corporation in August 1999 in respect of the provision by the China Mobile Communications Corporation subsidiary of certain payment collection services to Henan Mobile. The collection service charges payable by Henan Mobile amount to 1% of the collections.

         In addition, Henan Mobile also entered into a sales service agreement with a subsidiary of China Mobile Communications Corporation in August 1999 pursuant to which such subsidiary has agreed to market through its outlets Henan Mobile's mobile phone services. The maximum sales service charges of RMB 250 per subscriber are based on commercial negotiation on an arm's length basis by reference to the prevailing market rates.

         MISCELLANEOUS

         These transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Listing Rules of the Hong Kong

Stock Exchange, these transactions are considered to be "connected transactions" and (other than the licensing of trademarks) would normally require full disclosure and prior independent shareholders' approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, a waiver from compliance with the normal approval and disclosure requirements related to connected transactions under the Listing Rules (except for the licensing of trademarks), which will be effective until December 31, 2004, except that the waivers for transactions relating to prepaid services and platform development will expire on December 31, 2003, upon the following conditions as applicable:

         (1) the transactions as well as the respective agreements governing such transactions will be (a) entered into in the ordinary and usual course of business on terms that are fair and reasonable so far as our independent shareholders are concerned, and (b) on normal commercial terms and in accordance with the terms of the agreements governing such transactions;

         (2) details of the transactions, as required by rule 14.25(1)(A) to (D) of the Listing Rules, shall be disclosed in our Hong Kong annual report;

         (3) our independent non-executive directors shall review annually the transactions and confirm in our Hong Kong annual report and accounts for the relevant year that the transactions have been conducted in the manner stated in paragraph (1) above and within the upper limits stated below;

         (4) our auditors shall review annually the transactions and provide our directors with a letter, details of which will be set out in our Hong Kong annual accounts, stating that the transactions:

                  -        received the approval of our board of directors;

                  - are in accordance with the pricing policies as stated in our annual report;

                  -        have been conducted in the manner as stated in
                           (1)(b) above; and

                  - have not exceeded the upper limits as set forth in paragraph (7) below;

         (5) details of the transactions are disclosed to our independent shareholders who shall have voted in favor of an ordinary resolution to approve the connected transactions and the upper limits set out below at our extraordinary general meeting;

         (6) China Mobile Communications Corporation has undertaken to us that our auditors will be granted access to such of its and its associates' accounting records for the purposes of reviewing the transactions mentioned above; and

         (7) with respect to the following types of transactions entered into and to be entered into by us, the waiver was applied for and granted under the additional condition that they shall not exceed the relevant upper limits set out below in each of our fiscal years:

                  - payments by us to subsidiaries of China Mobile Communications Corporation for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment by us to subsidiaries of China Mobile Communications Corporation for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

                  - payments by us to subsidiaries of China Mobile Communications Corporation for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated turnover for such fiscal year;

                  - payments by us to subsidiaries of China Mobile Communications Corporation for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated total operating revenue in such year;

                  - payments by us to subsidiaries of China Mobile Communications Corporation for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated total operating revenue in such year;

                  - payments by Hebei Mobile to the relevant subsidiary of China Mobile Communications Corporation for purchase of transmission towers and transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated total operating revenue in such year;

                  - handling charges received by us from subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 2% of our consolidated total operating revenue in such year, and handling charges paid by us to subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 2% of our total operating revenue in such year; and

                  - payments by each of us and China Mobile Communications corporation to Aspire in respect of equipment charges, system integration fees, software licensing fees, technical support fees and/or major overhaul charges for mobile Internet service platform in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year.

         Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 12, 2001.

         UNDERTAKING FROM CHINA MOBILE COMMUNICATIONS CORPORATION

         China Mobile Communications Corporation has undertaken that:

         - it will extend its full support to our present operations and future development;

         - we will be the only mobile telecommunications services company operating in Mainland China under China Mobile Communications Corporation's control that will be listed on any securities exchange in Hong Kong or outside China;

         - to the extent within China Mobile Communications Corporation's control, we will be treated equally with any other mobile telecommunications operators in respect of all approvals, transactions and arrangements between us and China Mobile Communications Corporation and other mobile telecommunications entities controlled by China Mobile Communications Corporation;

         - China Mobile Communications Corporation and the provincial entities under its control will not, directly or indirectly, participate in the operation of any mobile telecommunications services in any province in which we currently operate or may operate in the future; and

         - in the provinces in which we operate, we will have the option to operate additional telecommunications services that fall within China Mobile Communications Corporation's scope of business (including the testing and commercial operation of services using new technologies), and we will have the right to acquire China Mobile Communications Corporation's interest in such services.

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS

         Our audited consolidated financial statements are set forth beginning on page F-1.

LEGAL PROCEEDING

         We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

POLICY ON DIVIDEND DISTRIBUTIONS

         Our board of directors did not recommend the payment of a dividend for the year ended December 31, 2001, and we have not declared or paid any dividends since our incorporation in September 1997. Having considered our existing business operations, financial and cash flow position, capital expenditures and other related considerations, we believe that our financial resources are sufficient to support the realization of our long-term development objectives as well as the distribution of appropriate dividends to our shareholders. Therefore, barring unforeseen circumstances, we will commence the payment of appropriate dividends, with the first dividend to be paid for the fiscal year ended December 31, 2002. Depending on our overall operational and cash flow positions at that time, the specific amounts of the dividends will be recommended by our board of directors.

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

         As of December 31, 2001 and May 31, 2002, there were 18,605,405,241 ordinary shares issued and outstanding. As of December 31, 2001 and May 31, 2002, there were, respectively, 108 and 113 registered holders of American depositary receipts evidencing 49,510,837 and 41,628,139 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

         The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows. The information for periods prior to July 2000 has been restated to reflect the change in our ADS-to-share ratio from one-to-twenty to one-to-five, which became effective on July 5, 2000.


                                                   PRICE PER SHARE (HK$)                          PRICE PER ADS (US$)
                                                ---------------------------                   ---------------------------
                                                HIGH                    LOW                   HIGH                    LOW
                                                ----                   ----                   ----                   ----

1997 (FROM LISTING DATE)
    Fourth Quarter                              14.40                  10.55                   9.50                   6.91
1998                                            16.25                   8.90                  10.66                   5.73
1999                                            48.60                  12.60                  32.16                   8.09
2000
    First Quarter                               79.00                  41.70                  50.73                  27.41
    Second Quarter                              72.25                  47.90                  46.91                  30.80
    Third Quarter                               75.75                  47.20                  48.94                  31.63
    Fourth Quarter                              59.00                  40.30                  37.38                  25.94
2001
    First Quarter                               50.50                  33.30                  33.00                  21.45
    Second Quarter                              42.70                  29.70                  27.45                  19.50
    Third Quarter                               42.30                  19.40                  26.99                  13.19
    Fourth Quarter                              29.95                  21.30                  19.03                  13.76

    December 2001                               29.95                  26.85                  19.03                  17.25
    January 2002                                28.40                  21.50                  17.87                  13.60
    February 2002                               23.70                  21.50                  15.28                  13.80
    March 2002                                  25.35                  22.45                  16.35                  14.60
    April 2002                                  25.55                  22.95                  16.61                  14.54
    May 2002                                    27.30                  24.65                  17.61                  15.75

ITEM 10. ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

         Under Section 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person and, in addition and without limit, we may do anything which it is permitted or required to do by any enactment or rule of law.

         DIRECTORS

         MATERIAL INTERESTS. A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest in accordance with the provisions of the Companies Ordinance (Chapter 32) of Hong Kong and the Articles of Association. A director shall not vote, or be counted in the quorum, on any resolution of the board in respect of any contract or arrangement or proposal in which he is, to his knowledge, materially interested, and if he shall do so his vote shall not be counted or counted in the quorum for that resolution. The above prohibition shall not apply to any contract, arrangement or proposal:

         - for the giving by us of any security or indemnity to the director in respect of money lent or obligations incurred or undertaken by him at the request of, or for, our or any of our subsidiaries' benefit;

         - for the giving by us of any security to a third party in respect of our or any of our subsidiaries' debt or obligation for which the director has himself assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

         - concerning an offer of the shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the director is, or is to be, interested as a participant in the underwriting or sub-underwriting of the offer;

         - in which the director is interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his interest in our shares or debentures or other securities;

         - concerning any other company in which the director is interested, directly or indirectly, as an officer or a shareholder or in which the director is beneficially interested in shares of that company other than a company in which the director, together with any of his associates, is beneficially interested in five percent or more of the issued share of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights;

         - for the benefit of our or any of our subsidiaries' employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to both our, or any of our subsidiaries', directors and employees and does not give the director any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

         - concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries' employees under which the director may benefit.

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

         The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to any persons (1) who are or were at any time in employment or service of our company (or any of our subsidiaries) or are allied or associated with us or any of our subsidiaries, or (2) who are or were at any time our (or any of our subsidiaries') directors or officers, and who are holding or have held any salaried employment or office in our company or any of our subsidiaries, and the wives, widows, families and dependants of any of these persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

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

         RIGHTS ATTACHING TO ORDINARY SHARES

         The section entitled "Description of Share Capital" in our Registration Statement on Form F-3 (File No. 333-47256), as filed with the Securities and Exchange Commission on October 30, 2000, is incorporated by reference into this annual report.

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

         ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS

         We must hold, in each year, a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting must be held at such time (which shall be within a period of not more than 15 months, or such longer period as the Registrar of Companies may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the directors. All other general meetings are extraordinary meetings. The directors may proceed to convene an extraordinary general meeting whenever they think fit, in accordance with the Companies Ordinance.

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

         MISCELLANEOUS

         We keep our share register with our share registrar, which is Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, China. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909.

MATERIAL CONTRACTS

         See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for certain arrangements we have entered into with China Mobile Communications Corporation.

         In addition, in the ordinary course of our business, we have entered into the following agreements with the former China Telecommunications Corporation or its subsidiaries.

         INTERCONNECTION ARRANGEMENTS

         Each of our operating subsidiaries has entered into an interconnection agreement with the subsidiary of the former China Telecommunications Corporation that operates the fixed line network in its network area. A majority of calls on our networks involve interconnection with the former China Telecommunications Corporation's fixed line network. The economic terms of the interconnection arrangements are described under "Item 4. Information on the Company -- Business Overview -- Interconnection". Each of these agreements is valid for one year from various dates between October 1, 1999 and August 10, 2000, and will be renewed automatically on an annual basis.

         LEASING OF INTRA-PROVINCIAL OR LOCAL TRANSMISSION LINES

         Each of our operating subsidiaries leases certain transmission lines from the relevant subsidiary of the former China Telecommunications Corporation in its network area in order to link our base transceiver stations, base station controllers and mobile switching centers and to interconnect our network to the fixed line networks of the former China Telecommunications Corporation and the mobile telecommunications networks of other operators. The agreement is valid for ten years and two months from October 20, 1997 in the case of Guangdong Mobile, three years from January 1, 2000 in the case of Zhejiang Mobile and eight years from July 1, 1999 in the case of Jiangsu Mobile. Each of the remaining agreements is valid for one year from various dates between January 1 and August 10, 2000. On the expiration of the initial term, the agreement in respect of Guangdong Mobile will be renewed automatically for another ten years (unless either party notifies the other of its intention to terminate at least six months prior to the expiration of the term), the agreement in respect of Zhejiang Mobile will be renewable subject to agreement by the parties and the agreement in respect of Jiangsu Mobile will be renewed automatically for another year (unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term), and each of the other agreements will be renewed automatically on an annual basis (unless either party notified the other of its intention to terminate at least three months prior to the expiration of the term).

         ACCOUNT PROCESSING SERVICES

         Shanghai Mobile has entered into an account processing service agreement with the subsidiary of the former China Telecommunications Corporation in Shanghai, under which the former China Telecommunications Corporation subsidiary in Shanghai provides bill processing and mailing services to Shanghai Mobile. The agreement is valid for one year from August 10, 2000 and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The monthly service fee payable by Shanghai Mobile is RMB 0.86 per mobile phone number.

         COLLECTION SERVICES

         We entered into various services agreements with certain subsidiaries of the former China Telecommunications Corporation in connection with our payment collection services. The maximum service fee payable under each of these agreements does not exceed RMB 0.01 for each RMB1.00 collected.

         DISTRIBUTION AND MARKETING ARRANGEMENTS

         We market and sell our mobile telecommunications services in part through authorized dealers under the control of certain subsidiaries of the former China Telecommunications Corporation pursuant to various services agreements. Under those agreements, we agree to pay a commission not exceeding RMB 250 per new contract subscriber acquired.

         EQUIPMENT MAINTENANCE SERVICES

         Each of Fujian Mobile, Beijing Mobile, Tianjin Mobile and Guangxi Mobile has entered into an equipment maintenance service agreement with the relevant subsidiary of the former China Telecommunications Corporation that operates the fixed line network in its network area, under which the fixed line operator provides maintenance services for the operating equipment of the mobile telecommunications operator. In the case of Fujian Mobile, the annual service fee is 1% of the total book value of equipment maintained, and the term of the agreement is one year from January 1, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. In the case of Beijing Mobile, the annual service fee is 0.3% of the total book value of equipment maintained, and the initial term of the agreement is one year from August 8, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. In the case of Tianjin Mobile and Guangxi Mobile, the annual service fee is the rate set by the Chinese government, or if there is no such rate, the rate agreed by the parties, and the term of the agreement is one year from August 10, 2000, and will be renewed automatically on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

         LEASING OF OFFICES AND SITES FOR NETWORK EQUIPMENT

         Each of our operating subsidiaries has leased certain premises from the relevant subsidiary of the former China Telecommunications Corporation that operates the fixed line network in its network area for use as offices, retail outlets, warehouses and sites for locating equipment. Each of Fujian Mobile, Beijing Mobile, Shanghai Mobile and Tianjin Mobile also leases to the fixed line operator in Fujian, Beijing, Shanghai and Tianjin, respectively, certain properties under similar terms.

         ASPIRE BUSINESS ALLIANCE WITH VODAFONE

         In addition, on January 9, 2002, Vodafone Americas, a subsidiary of Vodafone, and Aspire entered into a business alliance agreement under which Aspire will engage Vodafone Global Platform and Internet Services, a unit of Vodafone Americas, as a preferred provider of wireless data applications software in relation to the Aspire Mobile Information Service Center Platform, provided that software supplied to Aspire has at least equivalent technical specifications on the same or better commercial terms. Aspire and Vodafone Global Platform and Internet Services also agreed to use their reasonable efforts to coordinate the development of their respective wireless data platforms with the intention of providing a seamless delivery of wireless data services for their respective customers and enabling content and application providers to use a single application programming interface.

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

         The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against U.S. dollars. Any future devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 1999 and 2000, the Renminbi has remained stable against the U.S. dollar.

         There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our memorandum and articles of association or other constituent documents.

TAXATION -- HONG KONG

         The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares and ADSs. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

         TAX ON DIVIDENDS

         Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

         PROFITS TAX

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

         STAMP DUTY

         Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

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

TAXATION -- UNITED STATES FEDERAL INCOME TAXATION

         This section describes the material United States Federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs. This section applies to you only if you hold your shares or ADSs as capital assets for United States Federal income tax purposes. This section does not discuss special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

         -        a dealer in securities;

         - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

         -        a tax-exempt organization;

         -        a life insurance company;

         -        a person liable for alternative minimum tax;

         - a person that actually or constructively owns 10% or more of our voting stock;

         - a person that holds shares as part of a straddle or a hedging or conversion transaction; or

         -        a person whose functional currency is not the U.S. dollar.

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

         You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

         -        a citizen or resident of the United States;

         -        a domestic corporation;

         - an estate whose income is subject to United States Federal income tax regardless of its source; or

         - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

         A "non-U.S. holder" is a beneficial owner of shares that is not a U.S. holder.
         YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OR ADSS IN YOUR PARTICULAR CIRCUMSTANCES.

         In general, and taking into account the earlier assumptions, for United States Federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to the United States Federal income tax.

         TAXATION OF DIVIDENDS

         Under the United States Federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes). The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States Federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

         Subject to generally applicable limitations, the Hong Kong tax withheld and paid over to Hong Kong will be creditable against your United States Federal income tax liability. Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income", which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

         TAXATION OF CAPITAL GAINS

         Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

         PFIC RULES

         We believe that shares should not be treated as stock of a PFIC for United States Federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares:

         - at least 75% of our gross income for the taxable year is passive income or

         - at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

         If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

         - any gain you realize on the sale or other disposition of your shares or ADSs and

         - any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

         Under these rules:

         - the gain or excess distribution will be allocated ratably over your holding period for the shares,

         - the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

         - the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

         - the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

DOCUMENTS ON DISPLAY

         You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

         The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term, fixed- and variable-rate bank and other loans with original maturities ranging from one to five years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2001.

         We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated short-term and long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2001. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

         The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2001 and 2000.


                                                                                                AS OF               AS OF
                                                                                             DECEMBER 31,        DECEMBER 31,
                                                EXPECTED MATURITY DATE                           2001                2000
                                     --------------------------------------------------    ----------------    -----------------
                                                                                            TOTAL               TOTAL
                                                                                 THERE-    RECORDED   FAIR     RECORDED    FAIR
                                     2002     2003     2004     2005     2006     AFTER     AMOUNT    VALUE     AMOUNT    VALUE
                                     -----    -----    -----    -----    -----   ------    --------   -----    --------   ------
                                                    (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
Debt:
Fixed rate bank and other loans...   2,750      337    1,374      501      440       70     5,472     5,553     14,630    14,700
   Average interest rate..........    5.89%    6.57%    6.08%    5.97%    6.05%    6.21%     6.01%       --       5.59%       --
Variable rate bank and other loans   1,781    3,205       --       --       --       --     4,986     4,986      8,314     8,314
                                     -----    -----    -----    -----    -----    -----     -----     -----     ------    ------
   Average interest rate..........    5.99%    5.49%      --       --       --       --      5.67%       --       5.79%       --

---------
* The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

         The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of cash and cash equivalents, short and long-term debt obligations and capital commitments as of December 31, 2001 and 2000.


                                                                                               AS OF               AS OF
                                                                                            DECEMBER 31,        DECEMBER 31,
                                                                                                2001                2000
                                                                                          ----------------    -----------------
                                                                                           TOTAL               TOTAL
                                                                                THERE-    RECORDED   FAIR     RECORDED    FAIR
                                    2002     2003     2004     2005     2006     AFTER     AMOUNT    VALUE     AMOUNT    VALUE
                                    -----    -----    -----    -----    -----   ------    --------   -----    --------   ------
                                                   (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)

On-balance sheet financial
instruments:
Cash and cash equivalents:
   in U.S. dollars ............     2,505      --      --        --      --       --       2,505      2,505     3,788     3,788
   in Hong Kong dollars .......     1,068      --      --        --      --       --       1,068      1,068     1,288     1,288
Debt:
   Fixed rate bank and other
    loans (U.S. dollar) .......       166     165      82        --      --       --         413        436       526       536
   Average interest rate ......      7.50%   7.50%   7.50%       --      --       --        7.50%        --      7.50%       --
   Variable rate bank and other
    loans (U.S.  dollar) ......        79      --      --        --      --       --          79         79       274       274
   Average interest rate ......      7.58%     --      --        --      --       --        7.58%      7.58%     7.68%       --
Off-balance sheet commitments .       469      --      --        --      --       --         469        469     3,526     3,526
   Capital commitments
   authorized and contracted
   for in U.S. dollars

---------
* The interest rates for variable rate bank and other loans are calculated based on the year-end indices.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS.

         The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-7634), filed by us in connection with our initial public offering. The registration statement was declared effective by the SEC on October 15, 1997.

         As of December 31, 1999, the balance of net proceeds from the above referenced offering was RMB 3,953 million. In 2000, approximately RMB 2,365 million of this amount was paid to China Mobile Hong Kong (BVI) Limited, our direct parent company, as part of the purchase price for our acquisition of seven regional mobile telecommunications companies in Mainland China in November 2000. The rest of the amount was applied to fund the development and expansion of our mobile telecommunications networks in our service regions in Mainland China. None of the network related payments were direct or indirect payments to our directors, officers and general partners or their associates, persons owning 10% or more of our ordinary shares, or our affiliates. As of December 31, 2000, all of the net proceeds had been applied.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

         The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

         The following financial statements are filed as part of this annual report.

CHINA MOBILE (HONG KONG) LIMITED:

Index to consolidated financial statements.......................................................  F-1
Independent auditors' report.....................................................................  F-2
Consolidated statements of income for each of the three years ended December 31,
     1999, 2000 and 2001.........................................................................  F-3
Consolidated statements of recognized gains and losses for each of the three years ended December 31, 1999, 2000 and 2001......................................................  F-5
Consolidated balance sheets as of December 31, 2000 and 2001.....................................  F-6
Consolidated statements of cash flows for each of the three years ended
     December 31, 1999, 2000 and 2001............................................................  F-8
Consolidated statements of shareholders' equity for each of the three years ended
     December 31, 1999, 2000 and 2001............................................................  F-13
Notes to consolidated financial statements.......................................................  F-14

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b)      Exhibits to this annual report:

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT

1.1             Memorandum and Articles of Association (as amended). (6)

2.1             Agreement concerning the provision of the documents relating to Renminbi denominated bonds issued by Guangdong Mobile. (6)

2.2             Guarantee from China Mobile Communications Corporation for the RMB 5 billion guaranteed bonds due in 2011 issued by Guangdong Mobile. (6)

4.1             Trademark License Agreement, dated April 24, 2002, between China Mobile
                Communications Corporation and China Mobile (Hong Kong) Limited.

4.2             Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong
                (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.

4.3             Subscription Agreement, dated May 16, 2002, among Vodafone Group PLC, Vodafone
                Holdings (Jersey) Limited and China Mobile (Hong Kong) Limited.

4.4             Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong)
                Limited and China Mobile Communications Corporation. (6)

4.5             Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated
                May 5, 2000, between China Mobile Communications Corporation and China Telecom
                (Hong Kong) Limited. (4)

4.6             Inter-Provincial Network Interconnection, Domestic and International Roaming and
                Settlement Agreement, dated May 5, 2000, between China Mobile Communications
                Corporation and China Telecom (Hong Kong) Limited. (4)

4.7             Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China
                Telecom (Hong Kong) Limited. (4)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.8             Agreement Regarding the Roaming Settlement of "Shenzhouxing" Prepaid Services
                "Shenzhouxing" and Revenues Sharing for Sales of Stored Value for Stored Value Cards,
                dated October 4, 2000, between China Mobile Communications Corporation and China
                Mobile (Hong Kong) Limited. (1)

4.9             Contract on Termination of the Trademark Licensing, dated September 15, 2000, between
                China Telecommunications Corporation and China Mobile (Hong Kong) Limited. (1)

4.10            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company ("Beijing
                Service"). (1)

4.11            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service. (1)

4.12            Agreement on Mobile Communications Equipment Maintenance and Modulation, dated
                September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless
                Communications Equipment Installation Company ("Beijing Huarui"). (1)

4.13            Agreement on Communications Projects Design and Construction, dated September 18,
                2000, between Beijing Mobile and Beijing Huarui. (1)

4.14            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Beijing Mobile and Beijing Service. (1)

4.15            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Beijing Mobile and Beijing Service. (1)

4.16            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Beijing Mobile and
                Beijing Service. (1)

4.17            Agreement on Mobile Communications Equipment Maintenance, dated September 20,
                2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications
                Engineering Company ("Shanghai Engineering"). (1)

4.18            Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering. (1)

4.19            Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company ("Shanghai
                Service"). (1)

4.20            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Shanghai Mobile and Shanghai Service. (1)

4.21            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Shanghai Mobile and Shanghai Service. (1)

4.22            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and
                Shanghai Service. (1)

4.23            Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin
                Communications Service Company ("Tianjin Service"). (1)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.24            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Tianjin Mobile and Tianjin Service. (1)

4.25            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Tianjin Mobile and Tianjin Service. (1)

4.26            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and
                Tianjin Service. (1)

4.27            Building Leasing and Property Management Agreement, dated August 1, 2000, between
                Hebei Mobile and Hebei Communications Service Company ("Hebei Service"). (1)

4.28            Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and
                Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant. (1)

4.29            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Hebei Mobile and Hebei Service. (1)

4.30            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Hebei Mobile and Hebei Service. (1)

4.31            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei
                Service. (1)

4.32            Building Leasing and Property Management Agreement, dated August 10, 2000, between
                Liaoning Mobile and Liaoning Communications Service Company ("Liaoning Service").
                (1)

4.33            Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications
                Engineering Bureau ("Liaoning Engineering"). (1)

4.34            Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering. (1)

4.35            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Liaoning Mobile and Liaoning Service. (1)

4.36            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Liaoning Mobile and Liaoning Service. (1)

4.37            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and
                Liaoning Service. (1)

4.38            Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company ("Shandong
                Service"). (1)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.39            Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau. (1)

4.40            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Shandong Mobile and Shandong Service. (1)

4.41            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Shandong Mobile and Shandong Service. (1)

4.42            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Shandong Mobile and
                Shandong Service. (1)

4.43            Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and
                Guangxi Communications Service Company ("Guangxi Service"). (1)

4.44            Capital Contribution Agreement, dated August 30, 2000, among China Mobile
                Communications Corporation, Guangxi Mobile and Guangxi Service. (1)

4.45            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly
                Related to Mobile Communication Services, dated August 30, 2000, among China Mobile
                Communications Corporation, Guangxi Mobile and Guangxi Service. (1)

4.46            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the
                Related Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and
                Guangxi Service. (1)

4.47            Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited,
                Vodafone Group Plc, China International Capital Corporation, Goldman Sachs (Asia)
                L.L.C. and Merrill Lynch Far East Limited. (1)

4.48            Syndicated loan agreement for RMB 7,500,000,000 among China Mobile (Shenzhen) Limited,
                Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
                Industrial and Commercial Bank of China, Bank of Communications, Hong Kong and
                Shanghai Banking Corporation Ltd., China Merchants Bank and Construction Bank of China,
                Shenzhen Branch, dated October 7, 2000. (1)

4.49            Syndicated loan agreement for RMB 5,000,000,000 among China Mobile (Shenzhen) Limited,
                Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank
                of China, Industrial and Commercial Bank of China, Bank of Communications, Hong
                Kong & Shanghai Banking Corporation Ltd., China Merchants Bank and Construction Bank
                of China, Shenzhen Branch, dated October 7, 2000. (1)

4.50            Conditional Sale and Purchase Agreement, dated October 4, 2000, among China Mobile
                Communications Corporation, China Mobile Hong Kong (BVI) Limited and China
                Mobile (Hong Kong) Limited. (1)

4.51            Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom
                Hong Kong (BVI) Limited, China Telecom (Hong Kong) Group Limited and China
                Telecom (Hong Kong) Limited. (2)

4.52            Agreement Regarding Provincial Network Interconnection, Roaming and Settlement of
                Account, dated October 8, 1999, between China Telecom (Hong Kong) Limited and
                China Mobile (Hong Kong) Limited. (2)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.53            Agreement Regarding  the Use of Frequency/Number Resources, dated October 8, 1999, between
                China Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited. (2)

4.54            Supplemental Agreement to Trademark Licensing Agreement, dated September 15, 1999, between China Telecom (Hong Kong) Limited and Directorate General
                Telecommunications. (2)

4.55            Agreement Regarding Network Interconnection and Settlement of Account, dated October
                8, 1999, between Guangdong Mobile and Guangdong Posts and Telecommunications
                Administration ("PTA"). (2)

4.56            Agreement Regarding Network Interconnection and Settlement of Account, dated
                October 5, 1999, between Zhejiang Mobile and Zhejiang PTA. (2)

4.57            Agreement Regarding Network Interconnection and Settlement of Account, dated October
                8, 1999, between Jiangsu Mobile and Jiangsu PTA. (2)

4.58            Agreement Regarding Network Interconnection and Settlement of Account, dated
                August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA. (2)

4.59            Synchronous Clock Port Leasing Agreement, dated August 30, 1999, between Fujian
                Mobile Communication Bureau and Fujian PTA. (2)

4.60            Local Transmission Line Leasing Agreement, dated August 30, 1999, between Fujian
                Mobile Communication Bureau and Fujian PTA. (2)

4.61            Long Distance Line Leasing Agreement, dated August 30, 1999, between Fujian Mobile
                Communication Bureau and Fujian PTA. (2)

4.62            Business Agency Agreement, dated August 30, 1999, between Fujian Mobile
                Communication Bureau and Fujian PTA. (2)

4.63            Account Processing Agreement, dated August 30, 1999, between Fujian Mobile
                Communication Bureau and Fujian PTA. (2)

4.64            Collection Agreement, dated August 30, 1999, between Fujian Mobile Communication
                Bureau and Fujian PTA. (2)

4.65            Building and Facilities Leasing Agreement, dated August 30, 1999, between Fujian
                Mobile and Fujian PTA. (2)

4.66            Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA. (2)

4.67            Agreement on Equipment Maintenance, dated August 30, 1999, between Fujian Mobile
                Communication Bureau and Fujian PTA. (2)

4.68            Building and Facility Leasing Agreement, dated September 25, 1999, between Fujian
                Mobile and Fujian Xunjie Communications Technical Services Company ("Xunjie"). (2)

4.69            Agreement Regarding Network Interconnection and Settlement of Account, dated August
                20, 1999, between Henan Mobile and Henan PTA. (2)

4.70            Synchronous Clock Port Leasing Agreement, dated August 19, 1999, between Henan
                Mobile and Henan PTA. (2)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.71            Local Transmission Line Leasing Agreement, dated August 19, 1999, between Henan
                Mobile and Henan PTA. (2)

4.72            Long Distance Line Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA. (2)

4.73            Business Agency Agreement, dated August 19, 1999, between Henan Mobile and Henan
                PTA. (2)

4.74            Business Agency Agreement, dated August 19, 1999, between Henan Mobile and Henan
                Feida Communication Development Company Limited ("Feida"). (2)

4.75            Account Processing Agreement, dated August 19, 1999, between Henan Mobile and
                Henan PTA. (2)

4.76            Collection Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA.
                (2)

4.77            Collection Agreement, dated August 19, 1999, between Henan Mobile and Feida. (2)

4.78            Building and Facilities Leasing Agreement, dated August 19, 1999, between Henan
                Mobile and Henan PTA. (2)

4.79            Real Estates Leasing Agreement, dated September 23, 1999, between Henan Mobile and
                Feida. (2)

4.80            Agreement Regarding Network Interconnection and Settlement of Account, dated
                August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.81            Synchronous Clock Port Leasing Agreement, dated August 20, 1999, between Hainan
                Mobile and Hainan PTA. (2)

4.82            Local Transmission Line Leasing Agreement, dated August 20, 1999, between Hainan
                Mobile and Hainan PTA. (2)

4.83            Long Distance Line Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.84            Business Agency Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                PTA. (2)

4.85            Account Processing Agreement, dated August 20, 1999, between Hainan Mobile and
                Hainan PTA. (2)

4.86            Collection Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.87            Building and Facilities Leasing Agreement, dated August 20, 1999, between Hainan
                Mobile and Hainan PTA. (2)

4.88            Real Estates Leasing Agreement, dated September 24, 1999, between Hainan Mobile and
                Hainan Communication Service Company ("Hainan Service"). (2)

4.89            Transmission Line Leasing Agreement, dated April 27, 1998, between Jiangsu Mobile and
                Jiangsu PTA. (5)

4.90            Collection Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

4.91            Master Building Contract, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.92            Marketing Agreement, dated October 15, 1998, between Guangdong Mobile and
                Guangdong PTA. (5)

4.93            Distribution and Marketing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

4.94            Deed of Indemnity, dated October 8, 1997, among China Telecom (Hong Kong) Group Limited,
                China Telecom (Hong Kong) Limited, Guangdong Mobile and Zhejiang Mobile. (3)

4.95            Investment Agreement, dated September 27, 1997, between Zhejiang Provincial PTA and
                Zhejiang Mobile. (3)

4.96            Joint Venture Agreement, dated July 27, 1997, among China Mobile (Hong Kong) Limited,
                Zhejiang Financial Development Company, Zhejiang Jianda Industrial Development Company,
                Zhejiang Wireless Electric Communications Technology Company and MPT Hangzhou
                Communications Equipment Factory. (3)

4.97            Master Building Contract, dated May 30, 1997, between Guangdong Mobile and
                Guangdong PTA. (3)

8.1             List of major subsidiaries. (6)

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

(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    CHINA MOBILE (HONG KONG) LIMITED


                                    By:  /s/  Wang Xiaochu
                                       ----------------------------------------
                                       Name:  Wang Xiaochu
                                       Title: Chairman and Chief Executive
                                              Officer


Date:  June 13, 2002

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION OF EXHIBIT

1.1               Memorandum and Articles of Association (as amended). (6)

2.1               Agreement concerning the provision of the documents relating to Renminbi denominated bonds issued by Guangdong Mobile. (6)

2.2               Guarantee from China Mobile Communications Corporation for the RMB 5 billion guaranteed bonds due in 2011 issued by Guangdong Mobile. (6)

4.1               Trademark License Agreement, dated April 24, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited.

4.2               Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong (BVI)
                  Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.

4.3               Subscription Agreement, dated May 16, 2002, among Vodafone Group PLC, Vodafone Holdings (Jersey)
                  Limited and China Mobile (Hong Kong) Limited.

4.4               Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong) Limited and China
                  Mobile Communications Corporation. (6)

4.5               Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom (Hong Kong) Limited. (4)

4.6               Inter-Provincial Network Interconnection, Domestic and International Roaming and Settlement
                  Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom
                  (Hong Kong) Limited. (4)

4.7               Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China Telecom (Hong
                  Kong) Limited. (4)

4.8               Agreement Regarding the Roaming Settlement of "Shenzhouxing" Prepaid Services "Shenzhouxing" and
                  Revenues Sharing for Sales of Stored Value for Stored Value Cards, dated October 4, 2000, between
                  China Mobile Communications Corporation and China Mobile (Hong Kong) Limited. (1)

4.9               Contract on Termination of the Trademark Licensing, dated September 15, 2000, between China
                  Telecommunications Corporation and China Mobile (Hong Kong) Limited. (1)

4.10              Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                  Mobile and Beijing Communications Service Company ("Beijing Service"). (1)

4.11              Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                  Mobile and Beijing Service. (1)

4.12              Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company
                  ("Beijing Huarui"). (1)

4.13              Agreement on Communications Projects Design and Construction, dated September 18, 2000, between
                  Beijing Mobile and Beijing Huarui. (1)

EXHIBIT
NUMBER                                       DESCRIPTION OF EXHIBIT
4.14              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Beijing Mobile and Beijing Service. (1)

4.15              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Beijing Mobile and Beijing Service. (1)

4.16              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Beijing Mobile and Beijing Service. (1)

4.17              Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between
                  Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company ("Shanghai
                  Engineering"). (1)

4.18              Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between
                  Shanghai Mobile and Shanghai Engineering. (1)

4.19              Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai
                  Mobile and Shanghai Communications Service Company ("Shanghai Service"). (1)

4.20              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Shanghai Mobile and Shanghai Service. (1)

4.21              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Shanghai Mobile and Shanghai Service. (1)

4.22              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai Service. (1)

4.23              Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin
                  Communications Service Company ("Tianjin Service"). (1)

4.24              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Tianjin Mobile and Tianjin Service. (1)

4.25              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Tianjin Mobile and Tianjin Service. (1)

4.26              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin Service. (1)

4.27              Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and
                  Hebei Communications Service Company ("Hebei Service"). (1)

4.28              Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines,
                  dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications
                  Equipment and Machinery Plant. (1)

4.29              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Hebei Mobile and Hebei Service. (1)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.30              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Hebei Mobile and Hebei Service. (1)

4.31              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei Service. (1)

4.32              Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company ("Liaoning Service"). (1)

4.33              Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning
                  Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau ("Liaoning
                  Engineering"). (1)

4.34              Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between
                  Liaoning Mobile and Liaoning Engineering. (1)

4.35              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Liaoning Mobile and Liaoning Service. (1)

4.36              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Liaoning Mobile and Liaoning Service. (1)

4.37              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning Service. (1)

4.38              Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong
                  Mobile and Shandong Communications Service Company ("Shandong Service"). (1)

4.39              Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong
                  Mobile and Shandong Mobile Communications Engineering Bureau. (1)

4.40              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Shandong Mobile and Shandong Service. (1)

4.41              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Shandong Mobile and Shandong Service. (1)

4.42              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong Service. (1)

4.43              Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications
                  Service Company ("Guangxi Service"). (1)

4.44              Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                  Corporation, Guangxi Mobile and Guangxi Service. (1)

4.45              Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                  Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                  Guangxi Mobile and Guangxi Service. (1)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.46              Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                  Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi Service. (1)

4.47              Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited, Vodafone Group Plc,
                  China International Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East
                  Limited. (1)

4.48              Syndicated loan agreement for RMB 7,500,000,000 among China Mobile (Shenzhen) Limited,
                  Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
                  Industrial and Commercial Bank of China, Bank of Communications, Hong Kong and Shanghai Banking
                  Corporation Ltd., China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated
                  October 7, 2000. (1)

4.49              Syndicated loan agreement for RMB 5,000,000,000 among China Mobile (Shenzhen) Limited,
                  Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
                  Industrial and Commercial Bank of China, Bank of Communications, Hong Kong & Shanghai Banking
                  Corporation Ltd., China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated
                  October 7, 2000. (1)

4.50              Conditional Sale and Purchase Agreement, dated October 4, 2000, among China Mobile Communications
                  Corporation, China Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong) Limited. (1)

4.51              Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom Hong Kong
                  (BVI) Limited, China Telecom (Hong Kong) Group Limited and China Telecom (Hong Kong) Limited. (2)

4.52              Agreement Regarding Provincial Network Interconnection, Roaming and Settlement of Account, dated
                  October 8, 1999, between China Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited. (2)

4.53              Agreement Regarding the Use of Frequency/Number Resources, dated October 8, 1999, between China
                  Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited. (2)

4.54              Supplemental Agreement to Trademark Licensing Agreement, dated September 15, 1999, between China
                  Telecom (Hong Kong) Limited and Directorate General Telecommunications. (2)

4.55              Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between Guangdong Mobile and Guangdong Posts and Telecommunications Administration ("PTA"). (2)

4.56              Agreement Regarding Network Interconnection and Settlement of Account, dated October 5, 1999, between Zhejiang Mobile and Zhejiang PTA. (2)

4.57              Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between Jiangsu Mobile and Jiangsu PTA. (2)

4.58              Agreement Regarding Network Interconnection and Settlement of Account, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA. (2)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.59              Synchronous Clock Port Leasing Agreement, dated August 30, 1999, between Fujian Mobile
                  Communication Bureau and Fujian PTA. (2)

4.60              Local Transmission Line Leasing Agreement, dated August 30, 1999, between Fujian Mobile
                  Communication Bureau and Fujian PTA. (2)

4.61              Long Distance Line Leasing Agreement, dated August 30, 1999, between Fujian Mobile Communication
                  Bureau and Fujian PTA. (2)

4.62              Business Agency Agreement, dated August 30, 1999, between Fujian Mobile Communication Bureau and
                  Fujian PTA. (2)

4.63              Account Processing Agreement, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA. (2)

4.64              Collection Agreement, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian
                  PTA. (2)

4.65              Building and Facilities Leasing Agreement, dated August 30, 1999, between Fujian Mobile and Fujian
                  PTA. (2)

4.66              Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian
                  Mobile Communication Bureau and Fujian PTA. (2)

4.67              Agreement on Equipment Maintenance, dated August 30, 1999, between Fujian Mobile Communication
                  Bureau and Fujian PTA. (2)

4.68              Building and Facility Leasing Agreement, dated September 25, 1999, between Fujian Mobile and
                  Fujian Xunjie Communications Technical Services Company ("Xunjie"). (2)

4.69              Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between Henan Mobile and Henan PTA. (2)

4.70              Synchronous Clock Port Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                  PTA. (2)

4.71              Local Transmission Line Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                  PTA. (2)

4.72              Long Distance Line Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA.
                  (2)

4.73              Business Agency Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA. (2)

4.74              Business Agency Agreement, dated August 19, 1999, between Henan Mobile and Henan Feida
                  Communication Development Company Limited ("Feida"). (2)

4.75              Account Processing Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA. (2)

4.76              Collection Agreement, dated August 19, 1999, between Henan Mobile and Henan PTA. (2)

4.77              Collection Agreement, dated August 19, 1999, between Henan Mobile and Feida. (2)

4.78              Building and Facilities Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                  PTA. (2)

EXHIBIT
NUMBER                                        DESCRIPTION OF EXHIBIT
4.79              Real Estates Leasing Agreement, dated September 23, 1999, between Henan Mobile and Feida. (2)

4.80              Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.81              Synchronous Clock Port Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                  PTA. (2)

4.82              Local Transmission Line Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                  PTA. (2)

4.83              Long Distance Line Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.84              Business Agency Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.85              Account Processing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.86              Collection Agreement, dated August 20, 1999, between Hainan Mobile and Hainan PTA. (2)

4.87              Building and Facilities Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                  PTA. (2)

4.88              Real Estates Leasing Agreement, dated September 24, 1999, between Hainan Mobile and Hainan
                  Communication Service Company ("Hainan Service"). (2)

4.89              Transmission Line Leasing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

4.90              Collection Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

4.91              Master Building Contract, dated April 27, 1998, between Jiangsu Mobile and Jiangsu PTA. (5)

4.92              Marketing Agreement, dated October 15, 1998, between Guangdong Mobile and Guangdong PTA. (5)

4.93              Distribution and Marketing Agreement, dated April 27, 1998, between Jiangsu Mobile and Jiangsu
                  PTA. (5)

4.94              Deed of Indemnity, dated October 8, 1997, among China Telecom (Hong Kong) Group Limited, China
                  Telecom (Hong Kong) Limited, Guangdong Mobile and Zhejiang Mobile. (3)

4.95              Investment Agreement, dated September 27, 1997, between Zhejiang Provincial PTA and Zhejiang
                  Mobile. (3)

4.96              Joint Venture Agreement, dated July 27, 1997, among China Mobile (Hong Kong) Limited, Zhejiang
                  Financial Development Company, Zhejiang Jianda Industrial Development Company, Zhejiang Wireless
                  Electric Communications Technology Company and MPT Hangzhou Communications Equipment Factory. (3)

4.97              Master Building Contract, dated May 30, 1997, between Guangdong Mobile and Guangdong PTA. (3)

8.1               List of major subsidiaries. (6)

---------
(1) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

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

(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.

KPMG


                        China Mobile (Hong Kong) Limited

                      For the year ended December 31, 2001

                       Consolidated Financial Statements

                   Index to Consolidated Financial Statements

                                                                                                  PAGE NO.
                                                                                                ----------
Independent auditors' report                                                                           F-2

Consolidated statements of income for each of the three years ended December 31, 1999,
   2000 and 2001                                                                                 F-3 - F-4

Consolidated statements of recognized gains and losses for each of the three
   years ended December 31, 1999, 2000 and 2001                                                        F-5

Consolidated balance sheets as of December 31, 2000 and 2001                                     F-6 - F-7

Consolidated statements of cash flows for each of the three years ended December 31,
   1999, 2000 and 2001                                                                          F-8 - F-12

Consolidated statements of shareholders' equity for each of the three years ended
   December 31, 1999, 2000 and 2001                                                                   F-13

Notes to consolidated financial statements                                                     F-14 - F-97

Independent Auditors' Report

The Board of Directors and Shareholders of
China Mobile (Hong Kong) Limited:


We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited and subsidiaries (the "Group") as of December 31, 2000 and 2001 and the related consolidated statements of income, recognized gains and losses, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong
Kong) Limited and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as of December 31, 2000 and 2001 to the extent summarized in Note 29 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.



KPMG
Hong Kong

18 March, 2002

Consolidated Statements of Income
(Amounts in millions, except share data)

                                                                     Year ended December 31,
                                                         --------------------------------------------------
                                                Note         1999          2000          2001          2001
                                                              RMB           RMB           RMB           US$
OPERATING REVENUE

Usage fees                                                 25,812        46,287        73,458         8,875
Monthly fees                                                4,981         9,623        14,085         1,702
Connection fees                                             4,319         2,213           711            86
Other operating revenue                                     3,511         6,861        12,077         1,459
                                                         --------      --------     ---------      --------

TOTAL OPERATING REVENUE                            4       38,623        64,984       100,331        12,122
                                                         --------      --------     ---------      --------
OPERATING EXPENSES

Leased lines                                                3,723         5,501         5,005           605
Interconnection                                             6,453         8,329        13,055         1,577
Depreciation                                                7,411         9,759        17,664         2,134
Personnel                                                   2,256         3,991         5,325           643
Other operating expenses                                    5,140        10,578        18,270         2,208
                                                         --------      --------     ---------      --------

TOTAL OPERATING EXPENSES                           5       24,983        38,158        59,319         7,167
                                                         ========      ========     =========      ========

OPERATING PROFIT                                           13,640        26,826        41,012         4,955

WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK
  EQUIPMENT                                        6       (8,242)       (1,525)           --            --

OTHER NET INCOME                                   7          552           915         1,594           193

NON-OPERATING NET INCOME / (EXPENSES)              8           70            (5)           (6)           (1)

INTEREST INCOME                                               767         1,006           857           104

FINANCE COSTS                                     19         (343)         (824)       (1,740)         (210)
                                                         --------      --------     ---------      --------

PROFIT BEFORE TAX                                           6,444        26,393        41,717         5,041

INCOME TAX                                         9       (1,647)       (8,366)      (13,703)       (1,656)
                                                         --------      --------     ---------      --------

PROFIT AFTER TAX                                            4,797        18,027        28,014         3,385

MINORITY INTERESTS                                             --            --             1            --
                                                         --------      --------     ---------      --------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                         4,797        18,027        28,015         3,385
                                                         ========      ========     =========      ========

(Amounts in millions, except share data)

                                                              Year ended December 31,
                                            -----------------------------------------------------------------

                                   Note             1999             2000             2001              2001
                                                     RMB              RMB              RMB               US$
BASIC NET PROFIT PER SHARE         2(u)     RMB 40 cents    RMB 125 cents    RMB 151 cents       US$18 cents
                                            ============    =============    =============       ===========

WEIGHTED AVERAGE
  NUMBER OF SHARES USED
  IN CALCULATING BASIC NET
  PROFIT PER SHARE
  (THOUSANDS)                                 12,069,108       14,394,313       18,605,371
                                            ============    =============    =============

DILUTED NET PROFIT PER
  SHARE                            2(u)     RMB 40 cents    RMB 125 cents    RMB 151 cents       US$18 cents
                                            ============    =============    =============       ===========

WEIGHTED AVERAGE
  NUMBER OF SHARES USED
  IN CALCULATING DILUTED
  NET PROFIT PER SHARE
  (THOUSANDS)                                 12,072,383       14,409,503       18,698,023
                                            ============    =============    =============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Recognized Gains and Losses
(Amounts in millions)

                                                                  Year ended December 31,
                                                    -------------------------------------------------------
                                                          1999           2000           2001           2001
                                                           RMB            RMB            RMB            US$
Net profit for the year                                  4,797        18,027         28,015           3,385
Elimination of goodwill arising on the
  acquisition of subsidiaries against reserves         (42,440)     (239,540)            --              --

                                                    ----------    ----------       --------        --------
                                                       (37,643)     (221,513)        28,015           3,385
                                                    ==========    ==========       ========        ========

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
(Amounts in millions)

                                                                             December 31,
                                                            ---------------------------------------------------

                                                   Note              2000               2001              2001
                                                                      RMB                RMB               US$
ASSETS

Current assets
  Cash and cash equivalents                                       27,702             21,821              2,636
  Deposits with banks                                             12,204             14,970              1,809
  Accounts receivable                                10            7,252              5,728                692
  Other receivables                                  11            2,297              1,189                144
  Inventories                                                        828              1,029                124
  Prepayments and other current assets                             1,289              1,571                190
  Amount due from ultimate holding
     company                                         12              557                503                 61
                                                            ------------      -------------     --------------

  Total current assets                                            52,129             46,811              5,656

Fixed assets                                         13           87,465            105,208             12,711
Construction in progress                                          13,527             19,981              2,414
Interest in associates                               14               46                 16                  2
Investment securities                                15               61                 77                  9
Deferred tax assets                                  16            3,046              1,476                178
Deferred expenses                                    17              164                180                 22
                                                            ------------      -------------     --------------

TOTAL ASSETS                                                     156,438            173,749             20,992
                                                            ============      =============     ==============

(Amounts in millions)

                                                                            December 31,
                                                             --------------------------------------------------
                                                  Note               2000               2001              2001
                                                                      RMB                RMB               US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                  18            11,581             11,317             1,367
  Bills payable                                                    1,005              1,458               176
  Bank loans and other interest-bearing
   borrowings                                       19            10,471              4,531               548
  Taxes payable                                                    6,735              6,003               725
  Obligations under capital lease
   -current portion                                 20             1,624                908               110
 Amount due to immediate holding company            12             4,136                 --                --
  Amount due to ultimate holding company            12               678                241                29
  Accrued expenses and other payables               21             8,408             10,840             1,310
                                                             -----------         ----------       -----------

  Total current liabilities                                       44,638             35,298             4,265

 Bank loans and other interest-bearing
   borrowings                                       19            23,134             21,591             2,608
Obligations under capital lease-long term
   portion                                          20             1,235                812                98
Deferred revenue                                    22             3,654              4,237               512
                                                             -----------         ----------       -----------

TOTAL LIABILITIES                                                 72,661             61,938             7,483

Minority interests                                                    17                 32                 4

SHAREHOLDERS' EQUITY                                              83,760            111,779            13,505
                                                             -----------         ----------       -----------

TOTAL LIABILITIES AND  SHAREHOLDERS' EQUITY                      156,438            173,749            20,992
                                                             ===========         ==========       ===========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Amounts in millions)

                                                                     Year ended December 31,
                                                          ----------------------------------------------------
                                                Note          1999           2000          2001          2001
                                                               RMB            RMB           RMB           US$
 NET CASH INFLOWS FROM OPERATING
   ACTIVITIES                                    (a)         21,662        41,401         63,890         7,719
                                                          ---------     ---------      ---------     ---------
 RETURNS ON INVESTMENTS AND
   SERVICING OF FINANCE
 Interest received                                              934           994            867           105
 Interest paid                                                 (445)         (863)        (2,008)         (243)
 Dividend received from associate                                --            --             14             2
                                                          ---------     ---------      ---------     ---------

 NET CASH INFLOW/(OUTFLOW) FROM
   RETURNS ON INVESTMENTS AND
   SERVICING OF FINANCE                                         489           131         (1,127)         (136)
                                                        -----------   -----------    -----------   -----------
 TAXATION
 Hong Kong profits tax refunded                                   1           --             --            --
 PRC income tax paid                                        (2,479)       (5,952)       (12,865)       (1,554)
                                                        ----------    ----------      ---------    ----------

 TAX PAID                                                    (2,478)       (5,952)       (12,865)       (1,554)
                                                        -----------   -----------    -----------   -----------
 INVESTING ACTIVITIES
 Payment for acquisition of minority
    interests                                                   (15)           --             --            --
 Payment of amount due to immediate
    holding company in respect of
    acquisition of subsidiaries                                  --            --         (4,136)         (500)
 Payment for acquisition of
    subsidiaries (net of cash and
    cash equivalents acquired)                              (18,187)      (67,299)            --            --
 Capital expenditures                                       (11,708)      (21,964)       (39,500)       (4,772)
 Proceeds from sale of fixed assets                             709           264            204            25
 Increase in deposits with banks                             (6,916)       (3,881)        (2,766)         (334)
                                                        -----------   -----------    -----------   -----------

 NET CASH (OUTFLOW)/INFLOW FROM
   INVESTING ACTIVITIES                                     (36,117)      (92,880)       (46,198)       (5,581)
                                                        ===========   ===========    ===========   ===========
 NET CASH OUTFLOW BEFORE
   FINANCING ACTIVITIES                                     (16,444)      (57,300)         3,700           448
                                                        ===========   ===========    ===========   ===========

(Amounts in millions)

                                                                     Year ended December 31,
                                                         ----------------------------------------------------
                                                Note          1999           2000          2001          2001
                                                               RMB            RMB           RMB           US$
FINANCING ACTIVITIES
Proceeds from issue of shares, net of
  expenses                                                  16,223         55,812             4            --
Proceeds from issue of fixed rates
  notes, net of discount                         (b)         4,952             --            --            --
Expenses on issue of fixed rate notes                          (53)            --            --            --
Proceeds from issue of convertible notes         (b)            --          5,708            --            --
Expenses on issue of convertible notes                          --           (128)           --            --
Proceeds from issue of bonds                     (b)            --             --         5,000           604
Expenses on issue of bonds                                      --             --           (55)           (7)
Proceeds from bank and other loans               (b)         6,868         12,736         5,407           653
Repayments of bank and other loans               (b)        (9,653)        (8,130)      (17,897)       (2,162)
Repayments of obligation under
  capital lease                                  (b)            --           (362)       (2,055)         (248)
Increase in amounts due to minority
  interests                                      (b)            --             17            15             2
                                                         ---------      ---------     ---------      --------

NET CASH INFLOW/(OUTFLOW) FROM
  FINANCING ACTIVITIES                                      18,337         65,653        (9,581)       (1,158)
                                                         ---------      ---------     ---------      --------
INCREASE/(DECREASE) IN CASH AND
  CASH EQUIVALENTS                                           1,893          8,353        (5,881)         (710)

EFFECT OF CHANGES IN FOREIGN
  EXCHANGE RATES                                               (25)            --            --            --

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                         17,481         19,349        27,702         3,346
                                                         ---------      ---------     ---------      --------

CASH AND CASH EQUIVALENTS AT END
  OF YEAR                                                   19,349         27,702        21,821         2,636
                                                         =========      =========     =========      ========
ANALYSIS OF THE BALANCES OF CASH
  AND CASH EQUIVALENTS

Deposits with banks maturing within
  three months when placed                                   6,986          6,457         3,818           461
Cash and bank balances                                      12,363         21,245        18,003         2,175
                                                         ---------      ---------     ---------      --------

                                                            19,349         27,702        21,821         2,636
                                                         =========      =========     =========      ========


See accompanying notes to consolidated financial statements.

(Amounts in millions)

(A) THE RECONCILIATION OF PROFIT BEFORE TAX TO NET CASH INFLOWS FROM OPERATING ACTIVITIES IS AS FOLLOWS:

                                                                                 Year ended December 31,
                                                                 ------------------------------------------------------------
                                                                       1999             2000             2001           2001
                                                                        RMB              RMB              RMB            US$
         Profit before taxation                                       6,444           26,393           41,717           5,041
         Depreciation of fixed assets                                 7,411            9,759           17,664           2,134
         Write-down and write-off of analog
           network equipment                                          8,242            1,525               --              --
         Provision for interest in associates                            --               --               30               4
         Provision for doubtful accounts                                771            1,346            1,737             210
         Amortization of deferred expenses                                2               15               39               5
         Loss on sale of fixed assets                                     1              126              275              33
         Interest income                                               (767)          (1,006)            (857)           (104)
         Interest expenses and capital lease charges                    343              824            1,740             210

         Dividend income                                                 --              (26)             (43)             (5)
         Unrealized exchange loss/(gain), net                            25               (2)               4              --
         Increase in accounts receivable                             (2,167)            (985)            (213)            (26)
         (Increase)/decrease in other receivables                      (245)              54            1,111             134
         Increase in inventories                                        (43)            (408)            (124)            (15)
         Decrease in amount due from ultimate
           holding company                                               14              409               54               6
         Decrease/(increase) in prepayments
           and other current assets                                     781             (262)            (282)            (34)
         (Increase)/decrease in amounts due from
           related parties                                             (127)           1,700               --              --
         (Decrease)/increase in accounts payable                        (36)           1,179           (1,724)           (208)
         Increase/(decrease) in amount due to
           ultimate holding company                                     329               14             (437)            (53)
         Increase/(decrease) in amounts due to
           related parties                                              426           (1,696)              --              --
         Increase in accrued expenses and
           other payables                                               523            1,319            2,616             316
         (Decrease)/increase in deferred revenue, net                  (265)           1,123              583              71
                                                                 ----------       ----------       ----------       ---------

         Net cash inflows from operating activities                  21,662           41,401           63,890           7,719
                                                                 ==========       ==========       ==========       =========

(Amounts in millions)

(B)      ANALYSIS OF CHANGES IN FINANCING DURING THE YEARS:

                                                                                             Obligation
                                                                        Fixed                     under
                                                       Bank and         rates  Convertible      capital                Minority
                                                    other loans         notes        notes        lease        Bonds  interests
                                                            RMB           RMB          RMB          RMB          RMB        RMB
         Balance at January 1, 1999                       6,328            --           --           --           --         --
         Acquired on acquisition of subsidiaries          3,033            --           --          175           --         --
         Proceeds from bank and other loans               6,868            --           --           --           --         --
         Repayments of bank and other loans              (9,653)           --           --           --           --         --
         Issue of fixed rates notes                          --         4,952           --           --           --         --
                                                     ----------     ---------     --------    ---------     --------    -------

         Balance at December 31, 1999                     6,576         4,952           --          175           --         --
                                                     ==========     =========     ========    =========     ========    =======

         Balance at January 1, 2000                       6,576         4,952           --          175           --         --
         Acquired on acquisition of subsidiaries         11,762            --           --        3,011           --         --
         Proceeds from bank and other loans              12,736            --           --           --           --         --

         Repayments of bank and other loans              (8,130)           --           --           --           --         --
         Effect of foreign exchange rates                    --            (2)          --           --           --         --
         Amortization of discount arising on
           issuance of notes                                 --             3           --           --           --         --
         Issue of convertible notes                          --            --        5,708           --           --         --
         Inception of capital lease contracts                --            --           --           35           --         --
         Repayment of obligation under capital
           leases                                            --            --           --         (362)          --         --
         Proceeds from minority interests                    --            --           --           --           --         17
                                                     ----------     ---------     --------    ---------     --------    -------

         Balance at December 31, 2000                    22,944         4,953        5,708        2,859           --         17
                                                     ==========     =========     ========    =========     ========    =======

         Balance at January 1, 2001                      22,944         4,953        5,708        2,859           --         17
         Proceeds from bank and other loans               5,407            --           --           --           --         --
         Repayments of bank and other loans             (17,897)           --           --           --           --         --
         Effect of foreign exchange rates                     4            --           --           --           --         --
         Amortization of discount arising on
           issuance of notes                                 --             3           --           --           --         --
         Issue of bonds                                      --            --           --           --        5,000         --
         Inception of capital lease contracts                --            --           --          916           --         --
         Repayments of obligation under capital
           leases                                            --            --           --       (2,055)          --         --
         Proceeds from minority interests                    --            --           --           --           --         15
                                                     ----------     ---------     --------    ---------     --------    -------

         Balance at December 31, 2001                    10,458         4,956        5,708        1,720        5,000         32
                                                     ==========     =========     ========    =========     ========    =======

(Amounts in millions)

(C)      SIGNIFICANT NON-CASH TRANSACTIONS:

         The Group incurred payables of RMB8,679 and RMB1,337 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2001.

         The Group incurred payables of RMB5,555 and RMB1,005 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2000. In November 2000, the Group issued new shares to China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)") at HK$181,412 (RMB equivalent 192,369) as part of the consideration for the acquisition of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI") and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI").

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

Consolidated Statements of Shareholders' Equity
(Amounts in millions, except share data)

STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS:

                                                                             Number of
                                                                              ordinary      Share          Share         Capital
                                                                                shares    capital        premium         Reserve
                                                                                              RMB            RMB             RMB
Shareholders' equity at January 1, 1999                                11,780,788,000       1,261         50,643         (14,490)
Goodwill arising on acquisition of Fujian Mobile, Henan Mobile                     --          --             --         (42,440)
  and Hainan Mobile
Transfer from statement of income                                                  --          --             --              --
Shares issued under share option scheme                                     7,500,000           1             88              --
Issue of new shares to the professional and institutional                 644,804,000          69         16,484              --
  investors
Issue of consideration shares for acquisition of subsidiaries           1,273,195,021         136         32,549              --
Expenses incurred in connection with the issue of new shares to
  professional and institutional investors                                         --          --           (419)             --
Appropriation                                                                      --          --             --              --
                                                                      ---------------     -------     ----------      ----------

Shareholders' equity at December 31, 1999                              13,706,287,021       1,467         99,345         (56,930)
                                                                      ===============     =======     ==========      ==========

Shareholders' equity at January 1, 2000                                13,706,287,021       1,467         99,345         (56,930)
Goodwill arising on acquisition of Beijing Mobile, Shanghai
  Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong
  Mobile and Guangxi Mobile                                                        --          --             --        (239,540)
Transfer from statement of income                                                  --          --             --              --
Shares issued under share option scheme                                     3,974,000          --             89              --
Issue of new shares to the professional and institutional               1,115,643,845         119         56,694              --
  investors
Issue of consideration shares for acquisition of subsidiaries           3,779,407,375         400        191,969              --
Expenses incurred in connection with the issue of new shares to
  professional and institutional investors                                         --          --         (1,090)             --
Appropriation                                                                      --          --             --              --
                                                                      ---------------     -------     ----------      ----------

Shareholders' equity at December 31, 2000                              18,605,312,241       1,986        347,007        (296,470)
                                                                      ===============     =======     ==========      ==========

Shareholders' equity at January 1, 2001                                18,605,312,241       1,986        347,007        (296,470)

Transfer from statement of income                                                  --          --             --              --
Shares issued under share option scheme                                        93,000          --              4              --
Appropriation                                                                      --          --             --              --
                                                                      ---------------     -------     ----------      ----------

Shareholders' equity at December 31, 2001                              18,605,405,241       1,986        347,011        (296,470)
                                                                      ===============     =======     ==========      ==========


                                                                                            PRC
                                                                         General      statutory        Retained
                                                                         reserve       reserves        earnings           Total
                                                                             RMB            RMB             RMB             RMB

Shareholders' equity at January 1, 1999                                       72          2,203           6,138          45,827
Goodwill arising on acquisition of Fujian Mobile, Henan Mobile                --             --              --         (42,440)
and Hainan Mobile
Transfer from statement of income                                             --             --           4,797           4,797
Shares issued under share option scheme                                       --             --              --              89
Issue of new shares to the professional and institutional                     --             --              --          16,553
investors
Issue of consideration shares for acquisition of subsidiaries                 --             --              --          32,685
Expenses incurred in connection with the issue of new shares to
professional and institutional investors                                      --             --              --            (419)
Appropriation                                                                 --          3,524          (3,524)             --
                                                                      ----------     ----------      ----------      ----------

Shareholders' equity at December 31, 1999                                     72          5,727           7,411          57,092
                                                                      ==========     ==========      ==========      ==========

Shareholders' equity at January 1, 2000                                       72          5,727           7,411          57,092
Goodwill arising on acquisition of Beijing Mobile, Shanghai
Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile,
  Shandong Mobile and Guangxi Mobile                                          --             --              --        (239,540)
Transfer from statement of income                                             --             --          18,027          18,027
Shares issued under share option scheme                                       --             --              --              89
Issue of new shares to the professional and institutional                     --             --              --          56,813
investors
Issue of consideration shares for acquisition of subsidiaries                 --             --              --         192,369
Expenses incurred in connection with the issue of new shares to
  professional and institutional investors                                    --             --              --          (1,090)
Appropriation                                                                 --          6,916          (6,916)             --
                                                                      ----------     ----------      ----------      ----------

Shareholders' equity at December 31, 2000                                     72         12,643          18,522          83,760
                                                                      ==========     ==========      ==========      ==========

Shareholders' equity at January 1, 2001                                       72         12,643          18,522          83,760
Transfer from statement of income                                             --             --          28,015          28,015
Shares issued under share option scheme                                       --             --              --               4
Appropriation                                                                 --          5,033          (5,033)             --
                                                                      ----------     ----------      ----------      ----------

Shareholders' equity at December 31, 2001                                     72         17,676          41,504         111,779
                                                                      ==========     ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

       China Mobile (Hong Kong) Limited ("the Company") and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region of the People's Republic of China ("PRC") and market their services under the "China Mobile" logo, which is a registered trademark owned by China Mobile Communications Corporation ("China Mobile"), a company incorporated in the PRC in July 1999 to hold and operate the cellular telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry ("MII") have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

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

(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

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

       In connection with the Restructuring and in anticipation of the initial offering of the Company's ordinary shares, the fixed assets of Guangdong Mobile and Zhejiang Mobile were revalued as of May 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of fixed assets of Guangdong Mobile and Zhejiang Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB15,630. Upon the transfer of interests in Guangdong Mobile and Zhejiang Mobile by the MII and the DGT to the Company, 9,010,000,000 ordinary shares of HK$0.10 each were issued by the Company to CMHK (BVI) for consideration valued at RMB19,466. Such amount was based on the net asset value of Guangdong Mobile and Zhejiang Mobile at May 31, 1997, the effective date of the Restructuring, adjusted for additional earnings to September 26, 1997, the completion date of the Restructuring, of RMB1,132, which is reflected as capital reserve.

(Amounts in millions, except share data)



1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

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

(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

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

(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

       Equity offering and debt offering

       In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 644,804,000 ordinary shares and debt offering with a principal amount of US$600 with maturity due on November 2, 2004. Further the Company issued totalling 1,273,195,021 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and debt offering, after deduction of offering expenses and discount, were approximately RMB16,134 and RMB4,899, respectively.

       Acquisition of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile")


       Pursuant to an ordinary resolution passed by the Company's shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI") and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI") from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the "Third Acquisition"). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

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

       Equity offering and debt offering

       In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 1,115,643,845 ordinary shares and debt offering with a principal amount of US$690 with maturity due on November 3, 2005. Further the Company issued totalling 3,779,407,375 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and debt offering, after deduction of offering expenses and discount, were approximately RMB55,723 and RMB5,580, respectively.

(Amounts in millions, except share data)




1      ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION (CONTINUED)

       Basis of preparation

       The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile from their respective dates of acquisition. The consolidated statements of income for the year ended December 31, 2001 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the year ended December 31, 2001. The consolidated statements of income for the year ended December 31, 2000 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended December 31, 2000 and the post-acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from November 13, 2000 to December 31, 2000. The consolidated statements of income for the year ended December 31, 1999 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile for the year ended December 31, 1999 and the post-acquisition results of Fujian Mobile, Henan Mobile and Hainan Mobile for the period from November 12, 1999 to December 31, 1999.

       The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"). Significant differences between HK GAAP and accounting principles generally accepted in the United States ("US GAAP") are set forth in Note 29.

       The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2001 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.2766 quoted by the People's Bank of China on December 31, 2001. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2001, or any other certain date.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES

(A)    BASIS OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and all of its subsidiaries (see Note 28 for details of the Company's principal subsidiaries). The results of subsidiary companies are included in the consolidated statements of income, and the share attributable to minority interest is deducted from or added to the consolidated income after taxation. All significant inter-company balances and transactions have been eliminated.

(B)    CASH AND CASH EQUIVALENTS

       Cash and cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which are within three months of maturity when acquired. For the purposes of the statement of cash flows, cash equivalents would also include advances from banks repayable within three months from the date of the advance. None of the Group's cash and cash equivalents is restricted as to withdrawal.

(C)    ASSOCIATES

       An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

       The Group's share of the results of its associates is included in the consolidated statements of income. Such amounts were immaterial for the periods presented. In the consolidated balance sheets, interest in associates is stated at cost adjusted for post-acquisition retained result of operations, less impairment losses (see note 2(h)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognized in the consolidated statements of income as they arise.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(D)    GOODWILL

       Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

       - for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 2(h)); and

       - for acquisitions on or after 1 January 2001, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life of not exceeding 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less any accumulated amortization and any impairment losses (see note 2(h)).

       In respect of acquisitions of associates, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortization and any impairment losses (see note 2(h)) is included in the carrying amount of the interest in associates.

       Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

       - for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

       - for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the consolidated statements of income when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the consolidated statements of income over the weighted average useful life of those non-monetary assets that are depreciable/amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the consolidated statements of income.

(Amounts in millions, except share data)



2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(D)    GOODWILL (CONTINUED)

       In respect of any negative goodwill not yet recognized in the consolidated statements of income:

       - for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheets as a deduction from assets in the same balance sheet classification as positive goodwill; and

       - for associates, such negative goodwill is included in the carrying amount of the interests in associates.

(E)    OTHER INVESTMENTS IN SECURITIES

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

(F)    FIXED ASSETS AND DEPRECIATION

       (i) Fixed assets are stated at cost/revalued amount less accumulated depreciation and impairment losses (see note 2(h)). The circumstances and basis under which the revalued amount is arrived at are set out in details in Note 13.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(F)    FIXED ASSETS AND DEPRECIATION (CONTINUED)

       (ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the consolidated statements of income in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalized as an additional cost of the fixed asset.

       (iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the consolidated statements of income on the date of retirement or disposal.

       (iv) Depreciation is calculated to write-off the cost, or revalued amount where appropriate, of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

                                                                Depreciable life                 Residual value
              Land use rights                             Over the period of grant                      --
              Buildings                                                8 -35 years                       3%
              Telecommunication transceivers,
                switching centers and other
                network equipment                                          7 years                       3%
              Office equipment, furniture and
                fixtures and others                                   4 - 18 years                       3%

(G)    LEASED ASSETS

       Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as capital leases.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(G)    LEASED ASSETS (CONTINUED)

       Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write-off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

H)     IMPAIRMENT OF ASSETS

       Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

       -      fixed assets;

       -      construction in progress;

       -      investments in associates; and

       - positive goodwill (whether taken initially to reserves or recognized as an asset).

       If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(H)    IMPAIRMENT OF ASSETS (CONTINUED)

       (i)    Calculation of recoverable amount

              The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

       (ii)   Reversals of impairment losses

              In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

              A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of income in the year in which the reversals are recognized.

(I)    CONSTRUCTION IN PROGRESS

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

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(J)    INVENTORIES

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

(K)    DEFERRED REVENUE

       Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributions of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognized in the consolidated statements of income up to the balance sheet date.

       Revenue from prepaid service fees is recognized when the cellular services are rendered.

       Income from assignment of rights is deferred and recognized on a straight-line basis over the relevant assignment period. For assignment contract which the distributors surrender for early cancellation, the balance of the Group's deferred revenue in respect of those contracts is recognized as non-operating income in the consolidated statements of income when the assignment contracts are cancelled.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(L)    FIXED RATE NOTES, BONDS AND CONVERTIBLE NOTES

       Fixed rate notes, bonds and convertible notes are stated in the balance sheet at face value, less unamortized discount arising thereon, if any. The discount is amortized on a straight-line basis over the period from the date of issue to the date of maturity.

(M)    DEFERRED EXPENSES

       Deferred expenses comprise incidental costs incurred in relation to the issue of the fixed rate notes, bonds and convertible notes of the Group and are amortized on a straight-line basis over the periods from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortized expenses are charged immediately to the consolidated statements of income.

(N)    BORROWING COSTS

       Borrowing costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(O)    REVENUE RECOGNITION

       Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

       (i)    usage fees are recognized as revenue when the service is rendered;

       (ii) monthly fees are recognized as revenue in the month during which the service is rendered;

       (iii)  connection fees are recognized as revenue when receivable;

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(O)    REVENUE RECOGNITION (CONTINUED)

       (iv) deferred revenue from prepaid service is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers;

       (v) deferred revenue from assignment of rights to income from subscribers is recognized on a straight-line basis over the duration of the assignment period;

       (vi) interest income is recognized on a time proportion basis by reference to the principal outstanding and the rate applicable; and

       (vii) sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(P)    ALLOWANCE FOR DOUBTFUL ACCOUNTS

       An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(Q)    TRANSLATION OF FOREIGN CURRENCIES

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

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(R)    DEFERRED TAXATION

       Deferred taxation is provided under the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallize in the foreseeable future. Future deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

(S)    PROVISIONS AND CONTINGENT LIABILITIES

       Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

       Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(T)    RETIREMENT BENEFITS

       Contributions to retirement schemes are charged to the consolidated statements of income as and when incurred. See Note 24.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(U)    NET PROFIT PER SHARE

       The calculation of basic net profit per share for the years ended December 31, 1999, 2000 and 2001 are based on the net profit and the weighted average number of shares in issue during the years.

       The calculation of diluted net profit per share for the years ended December 31, 1999 and 2001 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted to the directors under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net profit per share. In 2000, since all potential ordinary shares arising from the convertible notes, if converted to ordinary shares, would increase profit attributable to shareholders per share as a result of the savings on the interest payable on the convertible notes, the effects of anti-dilutive potential ordinary shares were ignored in calculating diluted net profit per share.

(V)    OPERATING LEASES

       Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

       Where the Group has the use of assets under operating lease, payments made under the leases are charged to the consolidated statements of income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated statements of income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated statements of income in the accounting period in which they are incurred.

(Amounts in millions, except share data)




2      PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(W)    RELATED PARTIES

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

(X)    SEGMENT REPORTING

       A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

       No analysis of the Group's operating revenue and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10% of the Group's operating revenue and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10% of the Group's total assets.

(Y)    USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, the fixed assets' depreciation and amortization periods and impairment of long-lived assets including goodwill. Actual results may differ from these estimates.

(Amounts in millions, except share data)




3      CHANGES IN ACCOUNTING POLICIES

(I)    GOODWILL

       In prior years, positive or negative goodwill arising on acquisition of subsidiaries was eliminated against reserves or was credited to a capital reserve respectively. With effect from January 1, 2001, in order to comply with Statement of Standard Accounting Practice 30 ("SSAP 30") issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for goodwill as set out in Note 2(d).

       The Group has adopted the transitional provisions set out in paragraph 88 of SSAP 30 with effect that the new accounting policy has been adopted prospectively and no adjustments have been made to the opening balances of retained earnings and reserves and comparative information.

       The new accounting policy has no impact on the Group's net assets as at the year ends and on the Group's profit attributable to shareholders for the years presented.

4      OPERATING REVENUE

       The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities and Guangxi autonomous region of the PRC. The principal activity of the Company is investment holding.

       Operating revenue primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at approximately 3% to 3.33% of the corresponding revenue.

(Amounts in millions, except share data)




4      OPERATING REVENUE (CONTINUED)

       Operating revenue consist of:

       (i) Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial ("DDD") charges and International Direct Dial ("IDD") charges receivable from subscribers for the use of the Group's cellular telecommunication networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group's subscribers outside the local service areas. See Note 5(ii).

       (ii) Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group's cellular telephone and related services.

       (iii) Connection fees which represent amounts charged to subscribers for the initial connection to the Group's cellular telecommunications network.

       (iv) Other operating revenue mainly represents charges for wireless data and value added services, telephone number selection fees, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile (previously the MII) in respect of calls made by non-subscribers using the Group's cellular telecommunications networks. With effect from April 1, 2000, all settlements of inter-provincial roaming and corresponding interconnection revenues are made through China Mobile (previously the MII).

5      OPERATING EXPENSES

       Operating expenses consist of:

       (i) Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

(Amounts in millions, except share data)




5      OPERATING EXPENSES (CONTINUED)

       (ii) Interconnection charges which represent amounts paid or payable in respect of call made between the Group's cellular networks, the fixed line networks and other GSM network operators in the relevant provinces and other provinces in the PRC. Included in the amounts are also charges in respect of the Group's subscribers roaming outside the service areas of Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile or Guangxi Mobile (see
              Note 4(i)).

       (iii) Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses and contributions to staff retirement scheme.

       (iv)   Other operating expenses which consist of:

                                                                               Year ended December 31,
                                                                 --------------------------------------------

                                                                 1999                2000               2001
                                                                  RMB                 RMB                RMB
       Selling and promotion                                     1,582               3,940              7,897
       Maintenance                                                 499                 745              1,289
       Provision for doubtful accounts (Note 10)                   771               1,346              1,737
       Operating lease charges                                     539                 936              1,347
       Other expenses (Note (a))                                 1,749               3,611              6,000
                                                                 -----              ------             ------
                                                                 5,140              10,578             18,270
                                                                 =====              ======             ======

       (a) Other expenses consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, insurance expenses, consumables and supplies, debt collection fees and other miscellaneous expenses.

(Amounts in millions, except share data)




6      WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT


                                                                          Year ended December 31,
                                                                 --------------------------------------

                                                                  1999             2000            2001
                                                                   RMB              RMB             RMB
       Write-down of analog network equipment (a)                6,720            1,330              --
       Write-off of analog network equipment (b)                 1,522              195              --
                                                                 -----            -----            ----
                                                                 8,242            1,525              --
                                                                 =====            =====            ====

       (a) The Group reviewed the carrying value of all analog network and related equipment at December 31, 1999. Based on the estimated recoverable value of these assets, a write-down of RMB6,720 was made in 1999. In 2000, based on the operations and net cash flow position of the analog network, the Group considered that the recoverable amount of the analog network equipment had declined below its carrying amount. Based on the expected future cash flows to be generated by the analog network, a full provision was made against the carrying amount of the analog network equipment at December 31, 2000. The amount of the write-down of RMB1,330 was recognized as an expense in the consolidated statements of income. At December 31, 2001, all analog network equipment which had been written down in previous years had been removed from service.

       (b) This represents the write-off of certain analog network equipment which had been removed from service.

7      OTHER NET INCOME

       Other net income primarily consists of the gross margin from sales of cellular telephone SIM cards and handsets.


                                                                         Year ended December 31,
                                                                 --------------------------------------

                                                                  1999             2000            2001
                                                                   RMB              RMB             RMB
       Sales of SIM cards and handsets                           1,242            1,928           3,338
       Cost of SIM cards and handsets                             (690)          (1,013)         (1,744)
                                                                 -----           ------          ------
                                                                   552              915           1,594
                                                                 =====           ======          ======

(Amounts in millions, except share data)




8      NON-OPERATING NET INCOME/(EXPENSES)

       Non-operating net income/(expenses) consists of:


                                                                         Year ended December 31,
                                                                 ------------------------------------

                                                                 1999            2000            2001
                                                                  RMB             RMB             RMB
       Exchange loss                                              (9)             (60)            (39)
       Loss on sale of other fixed assets                         (1)            (126)           (275)
       Penalty income on overdue accounts                         72              149             165
       Others                                                      8               32             143
                                                                 ---             ----            ----
       Total non-operating net income/(expenses)                  70               (5)             (6)
                                                                 ===             ====            ====

       In 2001, there is RMB54 included in others being gain recognized on deemed disposal of shareholding in Aspire Holdings Limited, a non-wholly owned subsidiary of the Company. The Company has no intention to re-acquire the shares of this subsidiary.

9      INCOME TAX

       (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended December 31, 1999, 2000 and 2001.

       (ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

(Amounts in millions, except share data)




9      INCOME TAX (CONTINUED)

       Income tax in the consolidated statements of income represents:

                                                                      Year ended December 31,
                                                              --------------------------------------
                                                                1999            2000            2001
                                                                 RMB             RMB             RMB
      Over-provision in respect of Hong Kong
         profits tax for prior year                               (2)             --              --
      Provision for PRC enterprise income tax on
         the estimated taxable profits for the year            3,776           8,371          12,153
      Under/(over)-provision in respect of PRC
        enterprise income tax for prior year                      24              12             (20)
                                                              ------         -------         -------
                                                               3,798           8,383          12,133
      Transfer (to)/from deferred tax assets (Note 16)        (2,151)            (17)          1,570
                                                              ------         -------         -------
                                                               1,647           8,366          13,703
                                                              ======         =======         =======

       The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:


                                                                      Year ended December 31,
                                                              --------------------------------------
                                                                1999            2000            2001
                                                                 RMB             RMB             RMB

      Expected PRC taxation at statutory tax rates             2,127           8,710          13,767
      Non-taxable items
        - Connection fee                                         (29)            (36)             --
        - Surcharge                                              (37)            (28)             --
        - Interest income                                        (66)            (74)            (32)
      Non-deductible expenses                                    150             422             142
      Rate differential on PRC operations                       (371)           (718)           (558)
      Rate differential on Hong Kong operations                  (45)             32             165
      Reversal of deferred taxation due to change of tax rate     --              --              29
      Tax losses not recognized for deferred tax                  --              --             203
      Non-recognition of deferred taxes
        - Generation of timing difference                        254             423             519
        - Reversal of timing difference                         (265)           (388)           (565)
      Others                                                     (71)             23              33
                                                              ------         -------         -------

      Income tax                                               1,647           8,366          13,703
                                                              ======         =======         =======

(Amounts in millions, except share data)




10     ACCOUNTS RECEIVABLE

                                                          December 31,
                                                    ----------------------
                                                     2000             2001
                                                      RMB             RMB
       Accounts receivable                           11,312          9,701

       Less: Allowance for doubtful accounts         (4,060)        (3,973)
                                                    -------         ------

                                                      7,252          5,728
                                                    =======         ======


The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:


                                                          December 31,
                                                    ---------------------
                                                     2000            2001
                                                      RMB            RMB
       Within 30 days                               6,451           5,100
       31-60 days                                     524             443
       61-90 days                                     277             185
                                                    -----           -----

                                                    7,252           5,728
                                                    =====           =====


       Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

(Amounts in millions, except share data)




10     ACCOUNTS RECEIVABLE (CONTINUED)

       Allowance for doubtful accounts for the years is analyzed as follows:

                                                        RMB

       At January 1, 1999                                901
       Acquired on acquisition of subsidiaries           517
       Provision for the year                            771
       Written-off                                      (833)
                                                      ------

       At December 31, 1999                            1,356
       Acquired on acquisition of subsidiaries         2,533
       Provision for the year                          1,346
       Written-off                                    (1,175)
                                                      ------

       At December 31, 2000                            4,060
       Provision for the year                          1,737
       Written-off                                    (1,824)
                                                      ------
       At December 31, 2001                            3,973
                                                      ======

11     OTHER RECEIVABLES

       Included in other receivables as at December 31, 2000 and 2001 are amounts due from the China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the China Telecom Group) amounting to RMB998 and RMB108, representing primarily revenue collected on behalf of the Group. The balances with the China Telecom Group were unsecured, non-interest bearing and repayable within one year.

12 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

       Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

       At 31 December 2000, amount due to immediate holding company primarily represented the balance of the purchase consideration for acquisition of subsidiaries, which was unsecured, non-interest bearing and was repaid during the year.

(Amounts in millions, except share data)




13     FIXED ASSETS

                                                                        December 31,
                                                                  ----------------------

                                                                     2000           2001
                                                                      RMB            RMB
                                                                  -------        -------
       Land use rights and buildings                                7,996         10,594
       Telecommunication transceivers, switching
         centers and other network equipment                      107,911        127,392
       Office equipment, furniture and fixtures and others          3,702          6,095
                                                                  -------        -------

                                                                  119,609        144,081
       Less: accumulated depreciation                              32,144         38,873
                                                                  -------        -------

                                                                   87,465        105,208
                                                                  =======        =======

       All of the Group's buildings are located outside Hong Kong.

       The carrying value of fixed assets of the Group includes an amount of RMB7,046 and RMB6,836 in respect of assets held under capital lease as at December 31, 2000 and 2001, respectively. None of the leases include contingent rentals.

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

(Amounts in millions, except share data)




13     FIXED ASSETS (CONTINUED)

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

       The Group's land and buildings in Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, and Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30, 1999 and June 30, 2000
       respectively. The values of such reports have been determined at approximately the same amounts as the ZAAC, CIECC and CAAC reports.

       Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its fixed assets on a regular basis.

       The effect of the above four revaluations is to increase annual depreciation charges by approximately RMB1,098(2000: approximately RMB1,927).

(Amounts in millions, except share data)




13     FIXED ASSETS (CONTINUED)

       The historical cost net book value of the fixed assets of these subsidiaries in the Group's financial statements as of the respective revaluation dates and the revalued basis of these fixed assets are as follows:

                                                                  Net Book      Revalued
                                                                   Value         Amount
                                                                    RMB            RMB
                                                                  --------      --------
       Land use rights and buildings                                2,808          4,251
       Telecommunication transceivers, switching
         centers and other network equipment                       55,994         65,706
       Office equipment, furniture and fixtures and others          1,457          1,488
                                                                  -------        -------

                                                                   60,259         71,445
                                                                  =======        =======


14     INTEREST IN ASSOCIATES

                                                                        December 31,
                                                                  ----------------------

                                                                    2000           2001
                                                                    RMB            RMB
                                                                  -------        -------

       Unlisted shares, at cost                                        37             37

       Capital contributions, at cost                                   9              9
                                                                  -------        -------

                                                                       46             46
       Less:  Provision for impairment                                 --            (30)
                                                                  -------        -------

                                                                       46             16
                                                                  =======        =======

(Amounts in millions, except share data)

14       INTEREST IN ASSOCIATES (CONTINUED)

         Details of the associates, all of which are unlisted corporate entities, are as follows:

                                                                      Proportion of
                                                    Place of              ownership
                                               incorporation          interest held                       Principal
         Name of associate                     and operation      by the subsidiary                        activity
         China Motion United                       Hong Kong                    30%                    Provision of
           Telecom Limited                                                               telecommunication services

         Shenzhen China Motion                           PRC                    30%                    Provision of
           Telecom United                                                                telecommunication services
           Limited

         Fujian Nokia Mobile                             PRC                    50%            Network planning and
           Communication Technology                                                        optimizing construction-
           Company Limited                                                                 testing and supervising,
                                                                                                technology support,
                                                                                        development and training of
                                                                                          Nokia GSM 900/1800 Mobile
                                                                                               Communication System

15       INVESTMENT SECURITIES

                                                                                                December 31,
                                                                                    ----------------------------------
                                                                                            2000               2001
                                                                                             RMB                RMB
         Unlisted equity securities in the PRC, at cost                                       61                 77
                                                                                         =======            =======

(Amounts in millions, except share data)

16       DEFERRED TAX ASSETS

         Movements on deferred tax assets comprise:

                                                                                                 December 31,
                                                                                        ----------------------------
                                                                                              2000             2001
                                                                                               RMB              RMB
         Balance at beginning of year                                                        2,306            3,046
         Acquired on acquisition of subsidiaries                                               723               --
         Transferred from/(to) consolidated statements of income (Note 9)                       17           (1,570)
                                                                                       -----------        ---------

         Balance at end of year                                                              3,046            1,476
                                                                                       ===========        =========

         Deferred tax assets of the Group provided for are as follows:

                                                                                                 December 31,
                                                                                        ----------------------------
                                                                                              2000             2001
                                                                                               RMB              RMB
         Provision for obsolete inventories                                                     12                4
         Write-down of fixed assets relating to analog network equipment                     2,102              171
         Amortization of deferred revenue                                                       60              140
         Income recognition on prepaid service fees                                            872            1,161
                                                                                        ----------        ---------

                                                                                             3,046            1,476
                                                                                        ==========        =========

         Deferred tax assets of the Group not provided for are as follows:

                                                                                                 December 31,
                                                                                        ----------------------------
                                                                                              2000             2001
                                                                                               RMB              RMB
         Provision for doubtful accounts                                                     1,264            1,204
                                                                                        ==========        =========

(Amounts in millions, except share data)

16       DEFERRED TAX ASSETS (CONTINUED)

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

17       DEFERRED EXPENSES

                                                                                          Year Ended December 31,
                                                                                        ---------------------------
                                                                                              2000             2001
                                                                                               RMB              RMB
         Balance at beginning of year                                                           51              164
         Additions during the year                                                             128               55
         Less:  Amortization for the year                                                      (15)             (39)
                                                                                        ----------        ---------

         Balance at the end of year                                                            164              180
                                                                                        ==========        =========

(Amounts in millions, except share data)

18       ACCOUNTS PAYABLE

         Included in accounts payable as at December 31, 2000 and 2001 are amounts due to the China Telecom Group amounting to RMB3,449 and RMB1,725 respectively, representing primarily payables for leased lines and interconnection expenses.

         The ageing analysis of accounts payable as at 31 December is analyzed as follows:

                                                                                                 December 31,
                                                                                        ---------------------------
                                                                                              2000             2001
                                                                                               RMB              RMB
         Amounts payables in the next:
         1 month or on demand                                                                6,614            5,964
         2-3 months                                                                            560            1,634
         4-6 months                                                                          1,672            1,022
         7-9 months                                                                            827            1,049
         10-12 months                                                                        1,908            1,648
                                                                                        ----------        ---------
                                                                                            11,581           11,317
                                                                                        ==========        =========

19       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS

                                                                      December 31,
                                        -----------------------------------------------------------------------
                                                          2000                               2001
                                        ----------------------------------- -----------------------------------
                                                           Non-                                Non-
                                            Current     current                 Current     current
                                        liabilities liabilities       Total liabilities liabilities       Total
                                        ----------- -----------  ---------- ----------- -----------  ----------
                               Note             RMB          RMB        RMB         RMB         RMB        RMB
         Bank loans             (a)          10,267      12,014      22,281       4,319       5,680       9,999
         Other loans            (a)             204         459         663         212         247         459
         Fixed rate notes       (b)              --       4,953       4,953          --       4,956       4,956
         Convertible notes      (c)              --       5,708       5,708          --       5,708       5,708
         Bonds                  (d)              --          --          --          --       5,000       5,000
                                         ----------  ----------  ----------  ----------  ----------  ----------
                                             10,471      23,134      33,605       4,531      21,591      26,122
                                         ==========  ==========  ==========  ==========  ==========  ==========

(Amounts in millions, except share data)

19       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS (CONTINUED)

         The short-term bank and other loans as at December 31, 2001 are unsecured. Included in the current liabilities as at December 31, 2000 are short-term bank and other loans amounting to RMB100 which are secured by cash at banks amounting to RMB113. All other short-term bank and other loans are unsecured.

         All of the above bank and other loans under non-current liabilities are unsecured.

         The Group's borrowings under short-term bank and other loans are used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates ranging from 5.02% to 6.44% at December 31, 2000 and from 5.02% to 7.29% at December 31, 2001. The Group's weighted average interest rate on short-term loans was 5.17% and 5.67% at December 31, 2000 and 2001, respectively.

(A)      LONG-TERM BANK AND OTHER LOANS

                                                                                                     December 31,
                                                                                              ---------------------------

                                       Interest rate and final                                      2000           2001
                                       maturity                                                      RMB            RMB
         RENMINBI DENOMINATED BANK LOANS:

         For construction of           Floating interest rates ranging from 5.94%
           telecommunications            to 6.03% per annum as of December 31,
           network                       2001 with maturities 2002 to 2003 (i)                     3,930          2,245

                                       Fixed interest rates ranging from 5.25% to
                                         6.21% per annum with maturities 2002 to
                                         2008 (ii)                                                 6,547          3,449

         For working capital           Floating interest rate at 5.35% per annum as
                                         of December 31, 2001 with maturities
                                         through 2003                                              4,110          2,500

                                       Fixed interest rates ranging from 5.35% to
                                         5.94% per annum with maturities 2003 to
                                         2004                                                        850             70

(Amounts in millions, except share data)

19       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS (CONTINUED)

(A)      LONG-TERM BANK AND OTHER LOANS (CONTINUED)

                                                                                                   December 31,
                                                                                             -------------------------

                                       Interest rate and final maturity                             2000          2001
                                                                                                     RMB           RMB
         US DOLLAR DENOMINATED BANK LOANS:

         For construction of           Floating interest rate at 7.29% per annum as
           telecommunications          of December 31, 2001 with maturities
           network                     through 2002 (iii)                                            136            33


         US DOLLAR DENOMINATED OTHER LOANS:

         For construction of           Floating interest rates ranging from 4.36% to
           telecommunications            8.24% per annum as of December 31, 2001
           network                       with maturities through 2002 (iv)                           138            46

                                       Fixed interest rate at 7.5% per annum with
                                         maturities through 2004                                     526           413
                                                                                             -----------   -----------

         Total long-term loans                                                                    16,237         8,756
         Less: current portion                                                                    (3,764)       (2,829)
                                                                                             -----------   -----------

                                                                                                  12,473         5,927
                                                                                             ===========   ===========


         (i) At December 31, 2001, bank loan amounting to RMB800 was guaranteed by Liaoning PTC.

         (ii) At December 31, 2001, bank loans amounting to RMB950, RMB571, RMB250 and RMB250 were guaranteed by Hebei PTC, Liaoning PTC, Henan PTC and Beijing PTC respectively.

         (iii) At December 31, 2001, bank loan amounting to RMB33 was guaranteed by Shandong PTC.

         (iv) At December 31, 2001, other loan amounting to RMB8 was guaranteed by Guangdong PTC.

(Amounts in millions, except share data)

19       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS (CONTINUED)

(A)      LONG-TERM BANK AND OTHER LOANS (CONTINUED)

         The aggregate maturities of long-term bank and other loans subsequent to December 31, 2001 are as follows:

                                                                                                                 RMB
          2002                                                                                                 2,829
          2003                                                                                                 3,542
          2004                                                                                                 1,374
          2005                                                                                                   501
          2006                                                                                                   440
          Thereafter                                                                                              70
                                                                                                              ------
                                                                                                               8,756
                                                                                                              ======

         Interest expense, net of the amounts capitalized, is as follows:

                                                                                   Year ended December 31,
                                                                         -----------------------------------------

                                                                            1999             2000              2001
                                                                             RMB              RMB               RMB
         Interest incurred                                                   421              477            1,068
         Interest element of capital lease                                     1               52              129
         Interest capitalized                                               (143)            (119)             (88)
                                                                         -------          -------          -------
                                                                             279              410            1,109
         Interest expenses of fixed rate notes                                64              393              394
         Interest expenses of convertible notes                               --               21              129
         Interest expenses of bonds                                           --               --              108
                                                                         -------          -------          -------
         Interest expense                                                    343              824            1,740
                                                                         =======          =======          =======

(B)      FIXED RATE NOTES

         On November 2, 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600 at an issue price equal to 99.724% of the principal amount of the notes, due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000.

(Amounts in millions, except share data)

19       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS (CONTINUED)

(C)      CONVERTIBLE NOTES

         (i) On November 3, 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690 at an issue price equal to 100% of the principal amount of the Notes. The Notes bear interest at the rate of 2.25% per annum, payable semi-annually on May 3 and November 3 of each year commencing May 3, 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100% of the principal amount, plus any accrued and unpaid interest on November 3, 2005. The Notes are unsecured, senior and unsubordinated obligations of the Company.

         (ii) The Notes are convertible at any time on or after December 3, 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of November 3, 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

         (iii) During the year, no Notes were converted into ordinary shares of the Company.

(D)      BONDS

         On June 18, 2001, Guangdong Mobile issued guaranteed bonds (the "Bonds") with a principal amount of RMB5,000 at an issue price equal to the face value of the Bonds.

         The Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The first annual interest rate of the Bonds is 4%. The Bonds, redeemable at 100% of the principal amount, will mature on June 18, 2011 and the interest will be accrued up to June 17, 2011. Incidental costs incurred in relation to the issue of the Bonds are amortized on a straight-line basis over the period from the date of issue to the date of maturity.

         The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the Bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(Amounts in millions, except share data)


20       OBLIGATIONS UNDER CAPITAL LEASE

         (i) Hainan Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Shandong Mobile and Guangxi Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in United States dollars and Renminbi and the lease term is expiring through 2004. The legal title of the equipment will be transferred to Hainan Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Shandong Mobile and Guangxi Mobile when all outstanding lease payments are paid.

         (ii) The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2001:

                                                                                             RMB
                  2002                                                                       969
                  2003                                                                       530
                  2004                                                                       311
                                                                                        --------
                  Total minimum lease payments                                             1,810
                  Less: Amount representing interest                                         (90)
                                                                                        --------
                  Present value of net minimum lease payments                              1,720
                  Less: Obligations under capital lease - current portion                   (908)
                                                                                        --------
                                                                                             812
                                                                                        ========

         (iii) As of December 31, 2001, capital lease payments of RMB68 is guaranteed by Hainan PTC.

21       ACCRUED EXPENSES AND OTHER PAYABLES

                                                                                                December 31,
                                                                                        -------------------------

                                                                                           2000              2001
                                                                                            RMB               RMB
         Other payables                                                                   5,409             8,418
         Accrued salaries, wages and benefits                                             2,198             1,792
         Accrued expenses                                                                   801               630
                                                                                        -------          --------
                                                                                          8,408            10,840
                                                                                        =======          ========

(Amounts in millions, except share data)


22       DEFERRED REVENUE

         Deferred revenue includes primarily prepaid services fees received from subscribers which is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers.

         Deferred revenue also includes income from assignment of rights. The balance at year end represents the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB0.0092 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50% value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortized over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group.

                                                                                               December 31,
                                                                                       --------------------------

                                                                                            2000             2001
                                                                                             RMB              RMB
         Balance at beginning of year                                                      1,492            3,654
         Additions on acquisition of subsidiaries                                          1,039               --
         Additions during the year                                                         5,689           23,191
         Recognized in the consolidated statements of income                              (4,566)         (22,608)
                                                                                       ---------         --------

         Balance at end of year                                                            3,654            4,237
                                                                                       =========         ========

(Amounts in millions, except share data)


23       COMMITMENTS AND CONTINGENCIES

(A)      OPERATING LEASES

         Future minimum lease payments as of December 31, 2001 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

                                                                                         RMB
         2002                                                                          5,057
         2003                                                                          2,150
         2004                                                                          1,805
         2005                                                                          1,616
         2006                                                                          1,551
         Thereafter                                                                    2,527
                                                                                   ---------

                                                                                      14,706
                                                                                   =========

(B)      CAPITAL COMMITMENTS

         As of December 31, 2001, the Group had capital commitments as follows:

                                                                                         RMB

         Authorized and contracted for                                                10,366
         Authorized but not contracted for                                            35,334
                                                                                   ---------

                                                                                      45,700
                                                                                   =========

(Amounts in millions, except share data)


24       EMPLOYEE AND RETIREMENT BENEFITS

         The employees of the subsidiaries participate in defined benefit retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rate of the employees' salary costs. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above. Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB251, RMB335 and RMB287, respectively, for three years ended December 31, 1999, 2000 and 2001, respectively.

         Pursuant to PRC regulation and prior to the Restructuring and the subsequent acquisitions, the subsidiaries were required to provide staff quarters to eligible employees and their immediate families. The Group has established separate employee housing reform schemes in order to comply with the regulation at the provincial level. Under such schemes, the Group is required to either purchase or build housing which is to be sold or rented to eligible employees. Through May 31, 1997, housing provided under the schemes was shared between Guangdong Mobile and the Guangdong PTA, in Guangdong Mobile's case, and purchased or built entirely by the Zhejiang PTA, in Zhejiang Mobile's case. Prior to the acquisitions of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Shandong Mobile and Guangxi Mobile, housing provided under the schemes were purchased or built entirely by the relevant PTAs or PTCs, except Liaoning Mobile where prior to the acquisition housing provided under the schemes were provided by Liaoning Mobile.

         Following the Restructuring and the subsequent acquisitions, the Group had accrued RMB230 for such housing schemes in respect of employees through December 31, 2000. Since the housing schemes had been terminated effective from January 1, 2001, no further cost was incurred in 2001. All previous costs incurred by the relevant PTAs or PTCs have not been charged to the Group.

25       RELATED PARTY TRANSACTIONS

(a) Parties are considered to be related if the one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

         The majority of the Group's business activities are conducted with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group") and the China Telecom Group.

(Amounts in millions, except share data)


25       RELATED PARTY TRANSACTIONS (CONTINUED)

         As a result of the restructuring in May 2000, the MII ceased to have controlling interests in China Mobile, the DGT and the PTCs. However, the MII continues in its capacity as the industry regulator providing policy guidance and exercising regulatory authority over all telecommunications services providers in the PRC. China Telecom was set up as a result of the restructuring to operate the fixed line telephone networks in the PRC previously operated by the DGT and the PTCs, and is owned by the PRC government. As such, the MII or entities under the control of the MII including the DGT and the PTCs, and the China Telecom Group since its formation, are no longer considered to be related parties of the Group since May 2000.

         The following is a summary of principal transactions which were entered into by the Group with the China Mobile Group since its formation, and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000.

                                                                           Year ended December 31,
                                                          ---------------------------------------------------------

                                                              Note           1999             2000            2001
                                                                              RMB              RMB             RMB
         Interconnection revenue                               (i)          1,242            1,744           1,793
         Interconnection charges                              (ii)          5,275            2,864           1,772
         Leased line charges                                 (iii)          3,723            2,464             278
         Roaming revenue                                      (iv)          1,497            2,674           4,688
         Roaming expenses                                      (v)          1,178            2,076           4,559
         Spectrum fees                                        (vi)             12               15              18
         Operating lease charges                             (vii)            280              226             138
         Sales commission                                   (viii)            378              248               -
         Debt collection service fees                       (viii)            143               91               -
         Billing service fees                               (viii)              2                -               -
         Roaming billing processing fees                    (viii)              -              148             201
         Equipment maintenance service fees                   (ix)              -                1              46
         Rental charges of synchronized clock ports            (x)              2                3               -
         Construction and related service fees                (xi)              -               20             161
         Purchase of transmission tower and
           transmission tower-related service and
           antenna maintenance service fees                  (xii)              -               16              55
         Prepaid card sales commission income               (xiii)              -              114             241
         Prepaid card sales commission expenses             (xiii)              -               99             315
         Interest paid/payable                               (xiv)             18                -               -

(Amounts in millions, except share data)

         NOTES:

         (i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group's subscribers.

                  For the years ended December 31, 1999 and 2000, interconnection revenue also included amounts received or receivable from the DGT in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan provinces ("the relevant provinces") and amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") in respect of long distance calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC.

         (ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

                  For the years ended December 31, 1999 and 2000, interconnection expenses also included amounts paid or payable to the DGT in respect of long distance calls made by the Group's subscribers in the relevant provinces roaming outside their registered provinces and amounts paid or payable to the relevant PTCs in respect of calls made between the Group's cellular network, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC.

         (iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centers together and with other mobile switching centers of the China Mobile Group.

                  For the years ended December 31, 1999 and 2000, leased line charges also included expenses paid or payable to the relevant PTCs for the use of leased line.

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

(Amounts in millions, except share data)


25       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

         (v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

         (vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

         (vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

                  For the years ended December 31, 1999 and 2000, operating lease charges also included rental and property management fee paid or payable to the relevant PTCs prior to May 2000.

         (viii) The Group entered into certain services agreements in respect of marketing services with authorized dealers, debt collection services and roaming billing processing with subsidiaries of China Mobile or the relevant PTCs prior to May 2000.

                  Debt collection service fees represent the amounts paid or payable to subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

                  Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

                  For the years ended December 31, 1999 and 2000, sales commission, debt collection service fees and roaming billing processing fees also included amounts paid or payable to the relevant PTCs for services rendered in the relevant provinces.

(Amounts in millions, except share data)


25       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

         (ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to Beijing Mobile, Shanghai Mobile and Liaoning Mobile.

                  For the years ended December 31, 1999 and 2000, equipment maintenance service fees included amounts paid or payable to Fujian PTC for services rendered in the relevant province.

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

         (xii) This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

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

(Amounts in millions, except share data)


25       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

(b) Pursuant to the ordinary resolution passed by the Company's shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of HK$256,021 (RMB equivalent 271,485). The consideration was satisfied by a cash payment of HK$74,609 (RMB equivalent 79,116) and allotment of shares to CMHK (BVI) amounted to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

         Pursuant to the ordinary resolution passed by the Company's shareholders on November 11, 1999, the Company acquired the entire issued share capital of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI from CMHK (BVI), for a total consideration of HK$49,715 (RMB equivalent 52,953). The consideration was satisfied by a cash payment of HK$19,031 (RMB equivalent 20,268) and allotment of shares to CMHK (BVI) amounted to HK$30,684 (RMB equivalent 32,685). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile, Henan Mobile and Hainan Mobile, respectively.

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY

         SHARE CAPITAL

                                                                                          Nominal
                                                                     Number of          amount of
                                                                      ordinary      each ordinary
                                                                        shares              share            Amount
                                                                                                                HK$
         AUTHORIZED:

         Balance at December 31, 2000 and 2001                  30,000,000,000            HK$0.10             3,000
                                                              ================                              =======

         ISSUED AND FULLY PAID:

         Balance at January 1, 2000                             13,706,287,021            HK$0.10             1,371

         Issue of new shares to the professional and
           institutional investors                               1,115,643,845            HK$0.10               112

         Issue of consideration shares for acquisition
           of subsidiaries                                       3,779,407,375            HK$0.10               378

         Shares issued under share option scheme                     3,974,000            HK$0.10                --
                                                              ----------------                              -------

         Balance at December 31, 2000                           18,605,312,241                                1,861
                                                              ================                              =======
                                                                                            RMB
                                                                                     equivalent               1,986
                                                                                                            =======

         Balance at January 1, 2001                             18,605,312,241            HK$0.10             1,861

         Shares issued under share option scheme                        93,000            HK$0.10                --
                                                              ----------------                              -------

         Balance at December 31, 2001                           18,605,405,241                                1,861
                                                              ================                              =======
                                                                                            RMB
                                                                                     equivalent               1,986
                                                                                                            =======

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         SHARE CAPITAL (CONTINUED)

         The Company was established in Hong Kong on September 3, 1997 as a limited company, with a registered share capital of HK$10,000 divided into 100,000 shares of HK$0.10 each, two of which were issued and credited as fully paid.

         At an extraordinary general meeting of the Company held on September 27, 1997,

         (i) the authorized share capital of the Company was increased from HK$10,000 to HK$1,600,000,000 by the creation of an additional 15,999,900,000 shares of HK$0.10 each; and

         (ii) 9,009,999,998 shares were credited as fully paid and issued to CMHK (BVI) for the transfer of interests in Guangdong Mobile and Zhejiang Mobile to the Company.

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

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         SHARE CAPITAL (CONTINUED)

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

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         RESERVES (CONTINUED)

         PRC statutory reserves

         PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

         In accordance with Accounting Regulations for PRC Enterprises with Foreign Investment, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

         The general reserve can be used to make good losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

         At December 31, 2000, Shanghai Mobile has not yet registered as a wholly-foreign owned enterprise. As a result, appropriations were made by Shanghai Mobile, according to its Articles of Association to the statutory surplus reserve and the statutory public welfare fund both at 10% of its profit after taxation determined under PRC GAAP during the year ended December 31, 2000.

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

         At December 31, 2000 and 2001, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB3,263 and RMB5,766, RMB9,067 and RMB11,590, RMB175 and RMB181 and RMB138 and RMB139, respectively.

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         RESERVES (CONTINUED)

         Distributable reserves

         At December 31, 2000 and 2001, the amount of distributable reserves of the Company amounted to RMB2,889 (restated) and RMB6,780.

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

         During the year ended December 2000 and 2001, a total number of share options of 31,590,000 and 76,773,000 were granted under the share option scheme to certain directors and employees of the Company. During the year ended December 31, 2000 and 2001, options were exercised to subscribe for 3,974,000 and 93,000 ordinary shares of HK$0.10 each at a total consideration of HK$84.0 (RMB equivalent 89.0) and HK$3.5 (RMB equivalent 3.7).

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         SHARE OPTION SCHEME (CONTINUED)

         At December 31, 2000 and 2001, the outstanding options were as follows:

                                                Normal period during          Price per                     Number of shares
                                                       which options        share to be              involved in the options
         Date of options granted                         exercisable            paid on          outstanding at the year end
                                                                            exercise of
                                                                                options
         AT DECEMBER 31, 2001

         March 9, 1998                                 March 9, 1998           HK$11.10                            2,100,000
                                                    to March 8, 2006

         November 26, 1999                         November 26, 1999           HK$33.91                            3,500,000
                                                  to October 7, 2007

         November 26, 1999                         November 26, 2002           HK$33.91                            3,500,000
                                                  to October 7, 2007

         April 25, 2000                            April 25, 2002 to           HK$45.04                           15,264,000
                                                     October 7, 2007

         April 25, 2000                            April 25, 2005 to           HK$45.04                           15,264,000
                                                     October 7, 2007

         June 22, 2001                                 June 22, 2003           HK$32.10                           38,115,000
                                                  to October 7, 2007

         June 22, 2001                                 June 22, 2006           HK$32.10                           38,115,000
                                                  to October 7, 2007

(Amounts in millions, except share data)


26       SHAREHOLDERS' EQUITY (CONTINUED)

         SHARE OPTION SCHEME (CONTINUED)

                                                Normal period during          Price per                     Number of shares
                                                       which options        share to be              involved in the options
         Date of options granted                         exercisable            paid on          outstanding at the year end
                                                                            exercise of
                                                                                options
         AT DECEMBER 31, 2000

         March 9, 1998                                 March 9, 1998           HK$11.10                            2,100,000
                                                    to March 8, 2006

         November 26, 1999                         November 26, 1999           HK$33.91                            3,500,000
                                                  to October 7, 2007

         November 26, 1999                         November 26, 2002           HK$33.91                            3,500,000
                                                  to October 7, 2007

         April 25, 2000                            April 25, 2002 to           HK$45.04                           15,608,000
                                                     October 7, 2007

         April 25, 2000                            April 25, 2005 to           HK$45.04                           15,608,000
                                                     October 7, 2007

27       FOREIGN CURRENCY EXCHANGE

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

(Amounts in millions, except share data)


28       PRINCIPAL SUBSIDIARIES

         Details of the Company's principal subsidiaries are as follows:

                                         Place and
                                           date of                                        Attributable
                                    incorporation/        Authorized, issued and                equity
         Name of company             establishment             paid up capital              interest %      Principal activities
         --------------------------------------------------------------------------------------------------------------------------
                                                        Authorized   Issued and paid up
         Guangdong Mobile                      PRC              --            RMB 5,595           100%       Cellular telephone
                                     September 28,                                                                     operator
                                              1988

         Zhejiang Mobile                       PRC              --            RMB 2,118           100%       Cellular telephone
                                       February 2,                                                                     operator
                                              1996

         Jiangsu Mobile BVI                    BVI   10,000 shares      1 share at HK$1           100%       Investment holding
                                     March 6, 1998         at HK$1                                                      company

         Jiangsu Mobile                        PRC              --            RMB 2,800           100%       Cellular telephone
                                      December 10,                                                                     operator
                                              1992

         Fujian Mobile BVI                     BVI   10,000 shares      1 share at HK$1           100%       Investment holding
                                      September 1,         at HK$1                                                      company
                                              1999

         Fujian Mobile                         PRC              --            RMB 5,247           100%       Cellular telephone
                                      September 7,                                                                     operator
                                              1999

         Henan Mobile BVI                      BVI   10,000 shares      1 share at HK$1           100%       Investment holding
                                      September 1,         at HK$1                                                      company
                                              1999

         Henan Mobile                          PRC              --            RMB 4,368           100%       Cellular telephone
                                         August 6,                                                                     operator
                                              1999

         Hainan Mobile BVI                     BVI   10,000 shares      1 share at HK$1           100%       Investment holding
                                      September 1,         at HK$1                                                      company
                                              1999

         Hainan Mobile                         PRC              --              RMB 643           100%       Cellular telephone
                                        August 19,                                                                     operator
                                              1999

         Beijing Mobile BVI                    BVI   10,000 shares      1 share at HK$1           100%       Investment holding
                                      September 1,         at HK$1                                                      company
                                              2000

         Beijing Mobile                        PRC              --             RMB5,358           100%       Cellular telephone
                                           July 26,                                                                    operator
                                              2000

(Amounts in millions, except share data)


28       PRINCIPAL SUBSIDIARIES (CONTINUED)

         Details of the Company's principal subsidiaries are as follows (Continued):

                                         Place and
                                           date of                                        Attributable
                                    incorporation/        Authorized, issued and                equity
         Name of company             establishment             paid up capital               interest%      Principal activities
         --------------------------------------------------------------------------------------------------------------------------
                                                        Authorized   Issued and paid up
         Shanghai Mobile BVI                   BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Shanghai Mobile                       PRC              --             RMB5,405           100%      Cellular telephone
                                         August 4,                                                                    operator
                                              2000

         Tianjin Mobile BVI                    BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Tianjin Mobile                        PRC              --             RMB1,857           100%      Cellular telephone
                                          July 24,                                                                    operator
                                              2000

         Hebei Mobile BVI                      BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Hebei Mobile                          PRC              --             RMB4,015           100%      Cellular telephone
                                          July 31,                                                                    operator
                                              2000

         Liaoning Mobile BVI                   BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Liaoning Mobile                       PRC              --             RMB4,758           100%      Cellular telephone
                                         August 7,                                                                    operator
                                              2000

         Shandong Mobile BVI                   BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Shandong Mobile                       PRC              --             RMB5,772           100%      Cellular telephone
                                         August 7,                                                                    operator
                                              2000

         Guangxi Mobile BVI                    BVI   10,000 shares      1 share at HK$1           100%      Investment holding
                                      September 1,         at HK$1                                                     company
                                              2000

         Guangxi Mobile                        PRC              --             RMB2,095           100%      Cellular telephone
                                         August 3,                                                                    operator
                                              2000

(Amounts in millions, except share data)


28       PRINCIPAL SUBSIDIARIES (CONTINUED)

         Details of the Company's principal subsidiaries are as follows (Continued):

                                         Place and
                                           date of                                        Attributable
                                    incorporation/        Authorized, issued and                equity
         Name of company             establishment             paid up capital               interest%      Principal activities
         --------------------------------------------------------------------------------------------------------------------------
                                                        Authorized   Issued and paid up
         China Mobile (Shenzhen)               PRC              --                US$30           100%      Corporate operation
         Limited                           June 9,                                                                   controller
                                              2000

         Aspire Holdings Limited            Cayman   1,500,000,000                HK$79         78.64%       Investment holding
                                           Islands       shares at                                                      company
                                           June 5,          HK$0.1
                                              2000

         Aspire (BVI) Limited                  BVI          50,000             US$0.001         78.64%       Investment holding
                                           June 7,       shares at                                                      company
                                              2000            US$1

         Aspire Technologies                   PRC           US$10               US$1.5         78.64%               Technology
         (Shenzhen) Limited            December 1,                                                                     platform
                                              2000                                                              development and
                                                                                                                    maintenance

         Dividend declared in respect of previous financial year, approved and paid by the Company's subsidiaries for the financial years ended December 31, 2000 and 2001 amounting to RMB985 and RMB4,863 respectively. No dividend was declared for the financial year ended December 31, 1999.

         In prior years, dividend income from subsidiaries was recognized as income in the Company's statements of income in the period in which they related. With effect from January 1, 2001, in order to comply with Statement of Standard Accounting Practice 9 (revised) issued by the Hong Kong Society of Accountants, the Company recognizes dividend income as income in the accounting period in which the dividends are declared or proposed and approved by the shareholders of the relevant subsidiaries.

         The new accounting policy has been adopted retrospectively, with the opening balance of retained earnings and the comparative information of the Company adjusted for the amounts relating to prior periods.

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

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




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

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

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

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

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

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

       Under US GAAP, effective January 1, 2000, the Group adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). Under SAB 101, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, are deferred and amortized over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB 101 was not material.

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

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(I)    RECENTLY ISSUED ACCOUNTING STANDARDS

       SFAS NOS. 141 AND 142

       In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

       The provisions of SFAS Nos. 141 and 142 shall be applied for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized, with the exception of the immediate requirement to use the purchase method of accounting for all business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized and instead reviewed for impairment in accordance with APB No. 17 or SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", until the date SFAS No. 142 is applied in its entirety.

       SFAS No. 141 will require an entity to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, an entity will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments.

       Because the Group currently has no goodwill arising from business combinations or other intangible assets, the adoption of SFAS No. 141 and 142 will not have a material impact on its financial position or results of operation under US GAAP.

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(I)    RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

       SFAS NO. 143

       In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of the period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on January 1, 2003. The Group has not determined the potential effects on the Group's consolidated financial statements of adopting this Statement.

       SFAS NO. 144

       In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 141 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(I)    RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

       SFAS NO. 144 (CONTINUED)

       The Group is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Group's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Group's consolidated financial statements.

       SFAS NO. 133

       In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after June 15, 2000, as deferred by SFAS No. 137. Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133, as amended by SFAS No. 138, standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. The adoption of SFAS No. 133 did not have a material impact on the Group's consolidated financial statements. The Group does not hold nor has it entered into any derivative contracts for the periods presented.

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

(Amounts in millions, except share data)




29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:


                                                                    Year ended December 31,
                                                            ---------------------------------------

                                                             1999             2000           2001
                                                              RMB              RMB            RMB

       Net profit under HK GAAP                               4,797          18,027          28,015

       Adjustments:
         Effect of combination of entities
            under common control                              4,886           7,139              --
         Capitalized interest                                    96              17              85
         Revaluation of fixed assets                          3,781             603           1,098
         Employee housing scheme                               (227)              2              --
         Deferred taxation                                      352            (395)            (46)
         Share option scheme                                    (22)            (99)           (277)
         Amortization of net connection fees and
            telephone number selection fees                  (1,511)           (542)            661
         Amortization of net savings from
            interconnection, roaming and leased
            line agreements                                      --            (543)             86
         Deferred tax effects of US GAAP adjustments         (1,159)             71            (547)
                                                            -------         -------         -------

       Net profit under US GAAP                              10,993          24,280          29,075
                                                            =======         =======         =======

       Basic and diluted net profit per share
         in accordance with US GAAP                            0.65            1.37            1.56
                                                            =======         =======         =======

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:


                                                                                       As of December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB

       Shareholders' equity under HK GAAP                                            83,760          111,779

       Adjustments:
         Capitalized interest                                                           491              576
         Revaluation of fixed assets
         - Cost                                                                     (11,410)         (11,410)
         - Accumulated depreciation and other                                         6,167            7,265
         Deferred tax adjustments on revaluations                                     1,697            1,295
         Employee housing scheme                                                     (1,193)          (1,193)
         Deemed capital contribution for employee housing scheme                      1,193            1,193

         Deferral of net connection fees and telephone number selection fees         (2,054)          (1,393)
         Deferral of net savings from interconnection, roaming and leased
           line agreements                                                             (543)            (457)
         Recognition of deferred taxes                                                1,264            1,204
         Deferred tax effects of US GAAP adjustments                                    288              157
                                                                                    -------         --------

       Shareholders' equity under US GAAP                                            79,660          109,016
                                                                                    =======         ========

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       The following are condensed consolidated balance sheets of the Group as of December 31, 2000 and 2001, and the related condensed consolidated statements of income, total shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, restated to reflect the impact of the differences between HK GAAP and US GAAP. Certain comparative figures have been reclassified to conform with current year's presentation.

       CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                            Year ended December 31,
                                                                    ---------------------------------------

                                                                     1999             2000           2001
                                                                      RMB              RMB            RMB
       OPERATING REVENUE

       Usage fees                                                    47,726          64,220          73,458
       Monthly fees                                                  10,935          14,364          14,085
       Connection fees                                                4,479           1,811           1,848
       Other operating revenue                                        7,463          10,585          12,085
                                                                     ------         -------         -------

       TOTAL OPERATING REVENUE                                       70,603          90,980         101,476
                                                                     ------         -------         -------
       OPERATING EXPENSES

       Leased lines                                                   7,999           7,937           5,029
       Interconnection                                               12,550          13,773          12,948
       Depreciation                                                  12,952          14,169          16,675
       Personnel                                                      3,271           4,871           5,602
       Other operating expenses                                      10,136          14,306          19,026
       Write-down and write-off of analog network equipment           9,775           1,547              --
                                                                     ------         -------         -------

        TOTAL OPERATING EXPENSES                                     56,683          56,603          59,280
                                                                     ======         =======         =======

        OPERATING PROFITS                                            13,920          34,377          42,196

        OTHER NET INCOME                                                628           1,107           1,594

        NON-OPERATING NET INCOME                                        191             223             269

        INTEREST INCOME                                                 809           1,070             857

        FINANCE COSTS                                                  (938)         (1,399)         (1,546)
                                                                     ------         -------         -------

        PROFIT BEFORE TAX                                            14,610          35,378          43,370

        INCOME TAX                                                   (3,617)        (11,097)        (14,296)
                                                                     ------         -------         -------

        PROFIT AFTER TAX                                             10,993          24,281          29,074

        MINORITY INTERESTS                                               --              (1)              1
                                                                     ------         -------         -------

        NET PROFIT                                                   10,993          24,280          29,075
                                                                     ======         =======         =======

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                           December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB


       ASSETS

       Current assets
         Cash and cash equivalents                                                   27,702           21,821
         Deposits with banks                                                         12,204           14,970
         Accounts receivable                                                          7,252            5,728
         Other receivables                                                            1,299            1,081
         Inventories                                                                    828            1,029
         Prepayments and other current assets                                         1,289            1,571
         Amount due from ultimate holding company                                       557              503
         Amounts due from related parties                                               998              108
                                                                                    -------          -------

         Total current assets                                                        52,129           46,811

       Fixed assets                                                                  82,223          101,063
       Construction in progress                                                      14,019           20,557
       Investment securities                                                             61               77
       Interest in associates                                                            46               16
       Deferred tax assets                                                            6,295            4,132
       Deferred expenses                                                              1,765            1,298
                                                                                    -------          -------

       TOTAL ASSETS                                                                 156,538          173,954
                                                                                    =======          =======

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                          December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB

       LIABILITIES AND SHAREHOLDERS' EQUITY

       Current liabilities
         Accounts payable                                                             8,132            9,592
         Bills payable                                                                1,005            1,458
         Bank loans and other interest-bearing borrowings                            10,471            4,531
         Taxes payable                                                                6,735            6,003
         Obligation under capital lease - current portion                             1,624              908
         Amounts due to related parties                                               3,449            1,725
         Accrued expenses and other payables                                          8,408           10,840
         Amount due to immediate holding company                                      4,136               --
         Amount due to ultimate holding company                                         678              241
                                                                                    -------          -------

         Total current liabilities                                                   44,638           35,298

       Bank loans and other interest-bearing borrowings                              23,134           21,591
       Deferred revenue                                                               7,854            7,205
       Obligation under capital leases - long-term portion                            1,235              812
                                                                                    -------          -------

       TOTAL LIABILITIES                                                             76,861           64,906

       Minority interests                                                                17               32

       SHAREHOLDERS' EQUITY                                                          79,660          109,016
                                                                                    -------          -------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   156,538          173,954
                                                                                    =======          =======

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       CONDENSED CONSOLIDATED STATEMENTS OF TOTAL SHAREHOLDERS' EQUITY FOR THE FOLLOWING YEARS:

                                                                          RMB

       Shareholders' equity at January 1, 1999                          70,127

       Net profit for the year ended December 31, 1999                  10,993
       Issue of ordinary shares                                         48,908
       Deemed capital distribution                                     (52,953)
       Distribution to owner                                            (2,185)
       Contribution by owner                                               955
       Deemed capital contribution for employee housing scheme             252
       Tax effect of revaluation                                           954
       Stock-based compensation                                             22
                                                                      --------

       Shareholders' equity at December 31, 1999                        77,073

       Net profit for the year ended December 31, 2000                  24,280
       Issue of ordinary shares                                        248,181
       Deemed capital distribution                                    (271,485)
       Distribution to owner                                            (1,297)
       Contribution by owner                                               278
       Deemed capital contribution for employee housing scheme              84
       Tax effect of revaluation                                         2,469
       Stock-based compensation                                             99
       Others                                                              (22)
                                                                      --------

       Shareholders' equity at December 31, 2000                        79,660

       Net profit for the year ended December 31, 2001                  29,075
       Issue of ordinary shares                                              4
       Stock-based compensation                                            277
                                                                      --------

       Shareholders' equity at December 31, 2001                       109,016
                                                                      ========

(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

       The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 "Cash Flow Statements" ("HK SSAP 15"). Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS 95"). The principal differences between the standards relate to classification. Under HK SSAP 15, the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing activities. Cash flows from taxation and returns on investments and servicing of finance shown herein would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

                                                                       Year ended December 31,
                                                               ---------------------------------------

                                                                1999             2000           2001
                                                                 RMB              RMB            RMB
       Net cash inflow from
         Operating activities                                   35,137          49,341          49,898
         Investing activities                                  (30,646)        (33,722)        (46,198)
         Financing activities                                    1,259         (11,907)         (9,581)
                                                               -------         -------         -------

       Increase/(decrease) in cash and cash equivalents          5,750           3,712          (5,881)

       Cash and cash equivalents at beginning of year           18,240          23,990          27,702
                                                               -------         -------         -------

       Cash and cash equivalents at end of year                 23,990          27,702          21,821
                                                               =======         =======         =======


       Interest paid (net of amounts capitalized)                  844           1,304           2,008
                                                               =======         =======         =======


       Income taxes paid                                         4,093           6,956          12,865
                                                               =======         =======         =======


(Amounts in millions, except share data)


29     SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

       SIGNIFICANT NON-CASH TRANSACTIONS

       The Group incurred payables of RMB8,679 and RMB1,337 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2001.

       The Group incurred payables of RMB6,185 and RMB1,068 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2000.

       The Group incurred payables of RMB7,637 and RMB1,779 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 1999.

30     ADDITIONAL INFORMATION REQUIRED BY US GAAP

       The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

       WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT


                                                                    Year ended December 31,
                                                            ---------------------------------------

                                                             1999             2000           2001
                                                              RMB              RMB            RMB
       Write-down of analog network equipment                 8,841           1,352              --

       Write-off of analog network equipment                    934             195              --
                                                            -------         -------         -------

                                                              9,775           1,547              --
                                                            =======         =======         =======

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT (CONTINUED)

       Due to the rapid change of technology, the Company has re-assessed the recoverability of the carrying amount of the analog network equipment which are held for use at December 31, 1999 and 2000. The Company determined the existence of impairment by comparing the carrying amount of these equipment to their future undiscounted net cash flows expected to be generated over the economic life of each analog network in service at December 31, 1999 and 2000. The Company has recognized impairment write downs of RMB8,841 and RMB1,352 on these equipment in 1999 and 2000, respectively. Such amount of loss is measured by the amount by which the carrying amounts of the individual analog network assets exceed their fair value determined based on the discounted net cash flow expected to be generated by each analog network. Additionally, the Company has written-off RMB934 and RMB195 of certain analog network equipment which have been removed from service at December 31, 1999 and 2000, respectively. At December 31, 2001, all analog network equipment which had been written down in previous years had been removed from service.

       INCOME TAX

       The Company is subject to Hong Kong profits tax at 16% for the years ended December 31, 1999, 2000 and 2001.

       The Group's PRC subsidiaries are subject to the statutory income tax rate of 33%, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoys a preferential rate of 30% and 15%, respectively.

       The components of income tax expense are as follows:


                                                                    Year ended December 31,
                                                            ---------------------------------------

                                                             1999             2000           2001
                                                              RMB              RMB            RMB
       Current                                                5,386           8,714          12,133
       Deferred                                              (1,769)          2,383           2,163
                                                            -------         -------         -------

                                                              3,617          11,097          14,296
                                                            =======         =======         =======

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       INCOME TAX (CONTINUED)

       The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:


                                                                    Year ended December 31,
                                                             --------------------------------------

                                                             1999             2000           2001
                                                              RMB              RMB            RMB
       Expected PRC taxation at statutory tax rates           4,822          11,675          14,312
       Non-taxable items
         - Connection fee                                      (571)           (287)           (111)
         - Surcharge                                           (430)           (207)             --
         - Interest income                                      (66)            (74)            (32)
       Non-deductible expenses                                  263             586             233
       Rate differential on PRC operations                     (385)           (688)           (591)
       Rate differential on Hong Kong operations                (46)             32             165
       Reversal of deferred taxation due to
         change of income tax rate                               84              --              84
       Tax losses not recognized for deferred tax                --              --             203
       Others                                                   (54)             60              33
                                                              -----          ------          ------

       Income tax                                             3,617          11,097          14,296
                                                              =====          ======          ======

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       INCOME TAX (CONTINUED)

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.



                                                                                           December 31,
                                                                                     -----------------------

                                                                                     2000            2001
                                                                                      RMB             RMB
       Deferred tax assets:
          Provision for obsolete inventories                                             12                4
          Provision for doubtful accounts                                             1,264            1,204
          Revaluation of fixed assets                                                 3,799            1,466
          Amortization of deferred items                                                501              475
          Income recognition on prepaid service fees                                    872            1,161
                                                                                      -----            -----

       Gross deferred tax assets                                                      6,448            4,310

       Deferred tax liabilities:
          Capitalized interest                                                         (153)            (178)
                                                                                      -----            -----

       Net deferred tax assets                                                        6,295            4,132
                                                                                      =====            =====



       ACCOUNTS RECEIVABLE

                                                                                           December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB
       Accounts receivable                                                           11,312            9,701

       Less: Allowance for doubtful accounts                                         (4,060)          (3,973)
                                                                                     ------           ------

                                                                                      7,252            5,728
                                                                                     ======           ======

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       ACCOUNTS RECEIVABLE (CONTINUED)

       Allowance for doubtful accounts is analyzed as follows:


                                                                          RMB
       At January 1, 1999                                                3,333
       Provision for the year                                            2,073
       Written-off                                                      (2,022)
                                                                      --------

       At December 31, 1999                                              3,384
       Provision for the year                                            1,985
       Written-off                                                      (1,309)
                                                                      --------

       At December 31, 2000                                              4,060
       Provision for the year                                            1,737
       Written-off                                                      (1,824)
                                                                      --------

       At December 31, 2001                                              3,973
                                                                      ========


FIXED ASSETS

                                                                                           December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB
       Land use rights and buildings                                                  6,612            9,233
       Telecommunication transceivers, switching
         centers and other network equipment                                        113,511          131,644
       Office equipment, furniture and fixtures and others                            3,835            6,256
                                                                                    -------          -------

                                                                                    123,958          147,133

       Less: accumulated depreciation                                               (41,735)         (46,070)
                                                                                    -------          -------

                                                                                     82,223          101,063
                                                                                    =======          =======

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       DEFERRED REVENUE AND OTHER ITEMS



                                                                                     Year ended December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB
       Balance at beginning of year                                                   3,912            7,854
       Addition during the year                                                      13,692           23,842
       Recognized in the condensed consolidated statements
          of income                                                                  (9,750)         (24,491)
                                                                                    -------         --------

       Balance at end of year                                                         7,854            7,205
                                                                                    =======         ========


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

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       DEFERRED EXPENSES



                                                                                     Year ended December 31,
                                                                                    ------------------------

                                                                                     2000            2001
                                                                                      RMB             RMB
       Balance at beginning of year                                                     960            1,765
       Addition during the year                                                       1,695              738
       Recognized in the condensed consolidated statements
          of income                                                                    (890)          (1,205)
                                                                                    -------         --------

       Balance at end of year                                                         1,765            1,298
                                                                                    =======         ========

       Deferred expenses comprises:

       (i) the unamortized portion of issuance costs in respect of the fixed rate notes, convertible notes and bonds; and

       (ii) the unamortized portion of direct costs related to connection fees and telephone number selection fees received.

       STOCK OPTION PLAN

       Details of the Company's stock option plan and options granted under the plan are contained in Note 26. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: no dividend yield for all years; expected volatility of 75.0%, 89.97% and 65.92% for the share option granted during 1999, 2000 and 2001 respectively; risk-free interest rate of 9.5%, 9.5% and 5.5% during 1999, 2000 and 2001 respectively; and expected life of 8 years, 8 years and 6 years during 1999, 2000 and 2001 respectively. The per share fair value of stock options granted during 1999, 2000 and 2001 were HK$31.48, HK$48.92 and HK$29.46 on the date of grant, respectively.

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       STOCK OPTION PLAN (CONTINUED)

       The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its plan. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The compensation cost that has been charged against income for US GAAP for the Company's stock option plan was RMB22 for 1999, RMB99 for 2000 and RMB277 for 2001. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net profit and net profit per share would have been reduced to the pro forma amounts indicated below:


                                                                               Year ended December 31,
                                                                             -------------------------
                                                                               2000              2001
                                                                                RMB               RMB
       Net profit                               As reported                  24,280             29,075
                                                Pro forma                    23,941             28,274

       Basic net profit per share               As reported                    1.37              1.56
                                                Pro forma                      1.36              1.52

       Diluted net profit per share             As reported                    1.37              1.56
                                                Pro forma                      1.35              1.51

(Amounts in millions, except share data)


30       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

NET PROFIT PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net profit per share computations prepared under US GAAP.

                  For the year ended December 31, 1999  For the year ended December 31, 2000  For the year ended December 31, 2001
                  ------------------------------------  ------------------------------------  -------------------------------------
                    Income       Shares     Per share     Income        Shares     Per share    Income        Shares      Per share
                  (Numerator) (Denominator)   amount    (Numerator)  (Denominator)   amount   (Numerator)  (Denominator)    amount
                                                               (in millions)
BASIC NET
 PROFIT PER
 SHARE              10,993        16,944      0.65        24,280        17,666       1.37       29,075        18,605         1.56
                                              ====                                   ====                                    ====
EFFECT OF
 DILUTIVE
 SECURITIES

Convertible notes       --            --                      --            --                     129            91
Stock options           --             3                      --            16                      --             2
                    ------        ------                  ------        ------                  ------        ------
DILUTED NET
 PROFIT PER
 SHARE              10,993        16,947      0.65        24,280        17,682       1.37       29,204        18,698         1.56
                    ======        ======      ====        ======        ======       ====       ======        ======         ====


       FAIR VALUE

       Financial assets of the Group include cash and cash equivalents, deposits with banks, accounts receivable, other receivables and amounts due from related parties. Financial liabilities of the Group include accounts payable, bank and other loans, other payables and due to related parties. It is not practicable to estimate the fair value of the amounts due from and due to related parties without incurring excessive cost.

       The following table presents the carrying amounts and fair values of the Group's bank and other loans as of December 31, 2000 and 2001:

                                                  December 31, 2000           December 31, 2001
                                                ---------------------       ---------------------
                                                Carrying        Fair        Carrying        Fair
                                                 amount         Value        amount         value
                                                  RMB            RMB           RMB           RMB
       Fixed rate bank and other loans           14,630        14,700         5,472         5,553

       Variable rate bank and other loans         8,314         8,314         4,986         4,986
       Fixed rate notes                           4,953         5,134         4,956         5,375
       Convertible notes                          5,708         5,709         5,708         5,400
       Bonds                                         --            --         5,000         5,045
                                                 ------        ------        ------        ------

       Total                                     33,605        33,857        26,122        26,359
                                                 ======        ======        ======        ======

       The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       RELATED PARTY TRANSACTIONS


                                                                      Year ended December 31,
                                                              -------------------------------------
                                                              1999            2000             2001
                                                               RMB             RMB             RMB
       Interconnection revenue                                2,477           4,681           4,109
       Interconnection charges                                9,516           9,586           7,717
       Leased line charges                                    7,999           8,090           4,449
       Roaming revenue                                        3,396           4,038           4,688
       Roaming expenses                                       3,033           3,503           4,559
       Spectrum fees                                             28              27              18
       Operating lease charges                                  540             617             508
       Sales commission                                         426             398              84
       Debt collection service fees                             181             216             120
       Billing service fees                                      23              17              18
       Roaming billing processing fees                           --             150             201
       Equipment maintenance service fees                         2               8              48
       Rental charges of synchronized clock ports                 5              12              15
       Construction and related services                         --              38             161
       Purchases of transmission tower and
         transmission tower-related service
         and antenna maintenance service fees                    --              27              55
       Prepaid card sales commission income                      --             129             241
       Prepaid card sales commission expenses                    --             131             315
       Interest paid/payable                                     23              --              --
       Capital contributions                                    604              --              --
       Distributions                                            849              --              --

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

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

       SEGMENT REPORTING (CONTINUED)

       The Company's operating segments are comprised of its cellular businesses operated within the Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning and Shandong provinces, Beijing, Shanghai and Tianjin municipalities, and Guangxi autonomous region of the PRC. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide cellular services to individual customers within their geographic market. The Company's operating segments have been aggregated into a single operating segment as they are expected to exhibit similar future economic characteristics.

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

       NEW TELECOMMUNICATIONS LAW

       In order to provide a uniform regulatory framework for the telecommunications industry in the PRC, the MII, pursuant to the direction of the PRC State Council, is currently preparing a draft of the Telecommunications Law of the PRC (the "Telecommunications Law"). The draft law, when formulated, will be submitted to the National People's Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted, and the nature and scope of regulation envisaged by the Telecommunications Law are not fully known. There can be no assurance that the Telecommunications Law, if adopted, would not have a material adverse effect on the Group's business, financial condition and results of operations.

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

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

(Amounts in millions, except share data)


30     ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

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