Form 20-F
period 2002-12-31
CHINA MOBILE HONG KONG LTD /ADR/
filed 2003-06-17
CIK 1117795

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from__________ to __________

                           ---------------------------

                         COMMISSION FILE NUMBER 1-14696

                           ---------------------------

                        CHINA MOBILE (HONG KONG) LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

                                       N/A
                 (Translation of Registrant's Name into English)

                                HONG KONG, CHINA
                 (Jurisdiction of Incorporation or Organization)

                           ---------------------------

                             60TH FLOOR, THE CENTER
                             99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of Principal Executive Offices)

                           ---------------------------

     Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                      -----------------------------------------
Ordinary shares, par value HK$ 0.10 per share               New York Stock Exchange, Inc.*

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

     As of December 31, 2002, 19,671,653,899 ordinary shares, par value HK$ 0.10 per share, were issued and outstanding.

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

================================================================================

                                TABLE OF CONTENTS

                        CHINA MOBILE (HONG KONG) LIMITED

                                                                                                   PAGE
                                   PART I

Item 1.     Identity of Directors, Senior Management and Advisers...............................     3
Item 2.     Offer Statistics and Expected Timetable.............................................     3
Item 3.     Key Information.....................................................................     3
Item 4.     Information on the Company..........................................................    15
Item 5.     Operating and Financial Review and Prospects........................................    37
Item 6.     Directors, Senior Management and Employees..........................................    52
Item 7.     Shareholders and Related Party Transactions.........................................    59
Item 8.     Financial Information...............................................................    66
Item 9.     The Offer and Listing...............................................................    67
Item 10.    Additional Information..............................................................    68
Item 11.    Quantitative and Qualitative Disclosures about Market Risk..........................    75
Item 12.    Description of Securities Other than Equity Securities..............................    77

                                   PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.....................................    77
Item 14.    Material Modifications to the Right of Security Holders and Use of Proceeds.........    77
Item 15.    Controls and Procedures.............................................................    77
Item 16A.   Audit Committee Financial Expert....................................................    77
Item 16B.   Code of Ethics......................................................................    78
Item 16C.   Principal Accountant Fees and Services..............................................    78

                                  PART III

Item 17.    Financial Statements................................................................    78
Item 18.    Financial Statements................................................................    78
Item 19.    Exhibits............................................................................    78

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

         -    our business strategies;

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

                  SPECIAL NOTE ON OUR FINANCIAL INFORMATION AND
         CERTAIN STATISTICAL INFORMATION PRESENTED IN THIS ANNUAL REPORT

              As required under generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of various regional mobile telecommunications companies, as described in "Item 4. Information on the Company -- The History and Development of the Company". Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition.

              In prior years, positive goodwill arising from acquisitions was eliminated against reserves, and negative goodwill arising from acquisitions was credited to a capital reserve. Effective January 1, 2001, in order to comply with Statement of Standard Accounting Practice, or SSAP, 30 "Business combinations", issued by the Hong Kong Society of Accountants, we adopted a new accounting policy for goodwill. For acquisitions after January 1, 2001, positive goodwill arising from acquisitions is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life, which shall not exceed 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses. Despite a change in accounting policy for goodwill, goodwill arising from acquisitions prior to January, 2001 has not been adjusted as we have taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 to the effect that the new accounting policy has been adopted prospectively only from January 1, 2001 onwards.

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

              The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements", issued by the Hong Kong Society of Accountants. As a result, the cash flow items "taxation", "returns on investments" and "servicing of finance" have been reclassified into "operating", "investing" and "financing" activities, respectively, and a detailed breakdown of cash flows from operating activities has been included in the consolidated cash flow statement. Comparative figures for all prior years have been reclassified to comply with the requirements under SSAP 15.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

              Not applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

              The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2002. The selected historical income statement data for the years ended December 31, 2000, 2001 and 2002 and the selected historical balance sheet data as of December 31, 2001 and 2002 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical Hong Kong GAAP income statement data for the year ended December 31, 1998 and 1999 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements that are not included herein.

              Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the various regional mobile telecommunications companies, as described in "Item 4. Information on the Company -- The History and Development of the Company". Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis. For a discussion of significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on net profit for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2001 and 2002, see note 33 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 33 to our consolidated financial statements.

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                           1998         1999         2000         2001         2002         2002
                                           RMB          RMB          RMB          RMB          RMB           US$
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                              (in millions, except share, per share and per ADS information)
INCOME STATEMENT DATA:
HONG KONG GAAP
Operating revenue................           26,345       38,623       64,984      100,331      128,561       15,532
Operating expenses...............           18,410       24,983       38,158       59,319       79,765        9,637
Operating profit.................            7,935       13,640       26,826       41,012       48,796        5,895
Write-down and write-off of
    analog network equipment.....              282        8,242        1,525           --           --           --
Profit before tax and minority
    interests....................            9,387        6,444       26,393       41,717       48,978        5,917
Income tax.......................            2,486        1,647        8,366       13,703       16,234        1,961
Net profit.......................            6,900        4,797       18,027       28,015       32,742        3,956
Basic net profit per share(1)....             0.59         0.40         1.25         1.51         1.71         0.21
Diluted net profit per share(1)..             0.59         0.40         1.25         1.51         1.71         0.21
Basic net profit per ADS(1)......             2.93         1.99         6.26         7.53         8.55         1.03
Diluted net profit per ADS(1)....             2.93         1.99         6.26         7.53         8.54         1.03
Shares utilized in basic
    calculation (in thousands)...       11,780,788   12,069,108   14,394,313   18,605,371   19,151,322   19,151,322
Shares utilized in diluted
    calculation (in thousands)...       11,782,521   12,072,383   14,409,503   18,698,023   19,243,050   19,243,050
U.S. GAAP(2)
Operating revenue................           65,131       86,300      112,462      127,749      145,331       17,558
Operating expenses...............           46,051       59,659       77,289       78,598       91,040       10,999
Operating profit.................           19,080       26,641       35,173       49,151       54,291        6,559
Profit before tax and minority
    interest.....................           20,432       16,088       35,466       50,194       55,418        6,695
Income tax.......................            4,206        3,990       11,328       15,959       18,214        2,200
Net profit.......................           16,225       12,098       24,137       34,236       37,202        4,495
Basic net profit per share(1)....             0.92         0.68         1.31         1.76         1.90         0.23
Diluted net profit per share(1)..             0.92         0.68         1.30         1.76         1.90         0.23
Basic net profit per ADS(1)......             4.59         3.40         6.53         8.81         9.51         1.15
Diluted net profit per ADS(1)....             4.59         3.40         6.52         8.80         9.50         1.15
Share utilized in basic
    calculation (in thousands)...       17,660,905   17,771,326   18,493,862   19,432,886   19,561,679   19,561,679
Share utilized in diluted
    calculation (in thousands)...       17,662,638   17,774,601   18,509,052   19,525,538   19,653,406   19,653,406
BALANCE SHEET DATA:
HONG KONG GAAP
Current assets
    Cash and cash equivalents....           17,481       19,349       27,702       21,821       32,575        3,935
    Deposits with banks..........            1,311        8,227       12,204       14,970       11,069        1,337
    Accounts receivable..........            2,482        4,957        7,252        5,728        6,066          733
Fixed assets.....................           33,986       42,699       87,465      105,208      165,409       19,984
Total assets.....................           64,541       87,435      156,438      173,749      284,900       34,419
Total short-term debt(3).........            5,337        4,419       12,095        5,439        8,200          990
Total long-term debt(4)..........              991        2,332       13,708        6,739       12,676        1,531
Fixed rate notes.................                -        4,952        4,953        4,956        4,961          599
Convertible notes................                -            -        5,708        5,708        5,711          690
Bonds............................                -            -            -        5,000       13,000        1,571
Deferred payable(5)..............                -            -            -            -       15,176        1,833
Total liabilities(6).............           18,699       30,343       72,661       61,938      112,507       13,592
Shareholders' equity.............           45,827       57,092       83,760      111,779      172,202       20,804

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                           1998         1999         2000         2001         2002         2002
                                           RMB          RMB          RMB          RMB          RMB           US$
                                           -------      -------      -------      -------      -------      -------
                                              (in millions, except share, per share and per ADS information)
U.S. GAAP(2)
Fixed assets.....................           82,978       96,658      110,284      141,396      163,232       19,721
Total assets.....................          135,391      172,062      198,418      234,264      249,141       30,100
Total long-term debt(4)..........           18,643       23,992       22,748        9,661       12,676        1,531
Fixed rate notes.................               --        4,952        4,953        4,956        4,961          599
Convertible notes................               --           --        5,708        5,708        5,711          690
Bonds............................               --           --           --        5,000       13,000        1,571
Deferred Payable(5)..............               --           --           --           --       15,176        1,833
Shareholders' equity.............           78,812       87,373       95,650      140,300      134,575       16,259
OTHER FINANCIAL DATA:
HONG KONG GAAP
Capital expenditures(7)..........           11,040       11,708       21,964       39,500       41,000        4,954
Net cash from operating
    activities(8)................           11,981       19,184       35,449       50,971       69,422        8,387
Net cash used in investing
    activities(8)................          (34,542)     (35,183)     (91,869)     (45,248)     (64,117)      (7,746)
Net cash from/(used in)
    financing activities(8)......              (27)      17,892       64,773      (11,604)       5,449          658
Dividend declared................               --           --           --           --        6,678          807
U.S. GAAP(2)
Net cash flow from operating
    activities...................           25,473       41,529       57,766       60,863       79,445        9,598
Dividend declared................               --           --           --           --        6,678          807

-----------------------
(1) The basic net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 1998, 1999, 2000, 2001 and 2002. The calculation of diluted net profit per share under Hong Kong GAAP for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

     The basic net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 1,273,195,021 ordinary shares representing 254,639,004 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, 3,779,407,375 ordinary shares representing 755,881,475 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile and 827,514,446 ordinary shares representing 165,502,889 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The calculation of diluted net profit per share under U.S. GAAP for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to shareholders per share. In 2000, since all potential ordinary shares resulting from the convertible notes would increase profit attributable to shareholders per share as a result of savings on interest payable on the convertible notes, the anti-dilutive effects of potential ordinary shares were not taken into account in calculating diluted earnings per share. For the year ended December 31, 2001 and 2002, all dilutive potential ordinary shares resulting from convertible notes would decrease profit attributable to shareholders per share.

(2) The amounts for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are presented to reflect our acquisitions of the various regional mobile telecommunications companies under the "as if pooling-of-interests" method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.

(3) Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of obligations under capital leases.

(4) Includes long-term bank and other loans and obligations under capital leases, net of current portion.

(5) Represents the balance of the purchase consideration payable to China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in 2002. See "Item 4. Information on the Company".

(6)  Excludes minority interest.

(7)  Represents payments made for capital expenditures during the year.

(8) The presentation and classification of items in the consolidated cash flow statement have been changed due to revisions to SSAP 15. Comparative figures for all prior years have been reclassified to comply with the requirements under SSAP 15. Please see note 32 to our consolidated financial statements included elsewhere in this annual report for a discussion of SSAP 15.

EXCHANGE RATE INFORMATION

              We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB 8.2772 = US$ 1.00 and HK$ 7.7988 = US$ 1.00, the prevailing rate quoted by the People's Bank of China on December 31, 2002. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

              The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB
8.2800 = US$ 1.00 and HK$ 7.7988 = US$ 1.00, respectively, on December 31, 2002, and the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB 8.2768 = US$
1.00 and HK$ 7.7987 = US$ 1.00, respectively, on May 30, 2003. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

                                NOON BUYING RATE

                                     RMB PER US$ 1.00                                         HK$ PER US$ 1.00
                                   ---------------------                                     -------------------
                                    HIGH           LOW                                        HIGH          LOW
                                    ----           ---                                        ----          ----
November 2002..............        8.2774         8.2771    November 2002..............      7.8000       7.7987
December 2002..............        8.2800         8.2771    December 2002..............      7.7992       7.7980
January 2003...............        8.2800         8.2766    January 2003...............      7.8001       7.7988
February 2003..............        8.2800         8.2768    February 2003..............      7.8000       7.7989
March 2003.................        8.2776         8.2770    March 2003.................      7.7995       7.7987
April 2003.................        8.2774         8.2769    April 2003.................      7.7998       7.7991
May 2003...................        8.2771         8.2768    May 2003...................      7.7995       7.7985

              The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1998, 1999, 2000, 2001 and 2002, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

                            AVERAGE NOON BUYING RATE

                                        RMB PER US$ 1.00               HK$ PER US$ 1.00
                                        ----------------               ----------------
1998..............................          8.2991                          7.7465

1999..............................          8.2785                          7.7599

2000..............................          8.2784                          7.7936

2001..............................          8.2772                          7.7997

2002..............................          8.2772                          7.7996

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

         - supervising the operations of telecommunications services providers;

         -    promoting fair and orderly market competition among operators; and

         - allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

              Other Chinese government authorities also take part in regulating tariff policies and foreign investment in the telecommunications industry. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur, including, for example, the possible implementation of a calling-party-pays tariff scheme. Although we and other telecommunications services providers have, on a limited basis, offered certain localized or promotional calling packages which incorporate calling-party-pays features, the Chinese government has not yet implemented regulations to adopt the calling-party-pays concept, and we cannot predict whether such regulations may be forthcoming or, if passed, what requirements the new regulations might entail. Future adverse changes in tariff policies and rates could decrease our revenues and reduce our profitability.

              We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, our business and operations will be materially and adversely affected.

         WE MAY BE AFFECTED BY FUTURE REGULATORY CHANGES.

              To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People's Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. The State Council has promulgated a set of new telecommunications regulations. These regulations are substantially consistent with the existing rules and guidelines for the telecommunications industry, and are primarily intended to streamline and clarify the existing rules and guidelines. They apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

         COMPETITION FROM OTHER TELECOMMUNICATIONS SERVICES PROVIDERS MAY AFFECT OUR SUBSCRIBER GROWTH AND PROFITABILITY BY CAUSING THE RATE OF OUR SUBSCRIBER GROWTH TO DECLINE AND BRINGING ABOUT DECREASES IN TARIFF RATES AND INCREASES IN SELLING AND PROMOTIONAL EXPENSES.

              We compete with other telecommunications services providers in all of the provinces, municipalities and the autonomous region in which we operate. The Chinese government encourages orderly competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, or China Unicom, in order to help them become more viable competitors. For example, the Chinese government has permitted China Unicom to lower its mobile telecommunications services tariffs by up to 10% below the government standard rates. We believe this policy has helped China Unicom capture a significant number of price-sensitive mobile telecommunications services subscribers. As a result, China Unicom's market share has increased over the past few years.

              In addition, China Telecommunications Corporation, or China Telecom, and China Netcom Communications Group Corporation, or China Netcom, provide Xiaolingtong services to their customers. Xiaolingtong is a local area wireless telephone service with limited mobility and limited coverage. Xiaolingtong offers lower-priced services. As a result, Xiaolingtong's services have, to a certain extent, attracted customers principally in the low-end markets. Increased competition from Xiaolingtong or other wireless telecommunications services could materially affect our business and prospects.

              Increased competition from other telecommunications services providers, including China Unicom, China Netcom and China Telecom, and any introduction of new competitors through the issuance of additional mobile telecommunications services licenses could adversely affect our business by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses. This could in turn have a material adverse effect on our financial condition and results of operations.

         NEW ENTRANTS IN THE TELECOMMUNICATIONS INDUSTRY IN CHINA MAY FURTHER INTENSIFY COMPETITION AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

              Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002 and consists of ten regional telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, Tianjin and eight provinces, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. See "Item 4. Information on the Company -- The History and Development of the Company -- Industry Restructuring and Changes in Our Shareholding Structure". We cannot assure you that the State Council will not approve additional telecommunications services providers in the future, including providers of mobile telecommunications services, that may compete against us. Increased competition from new entrants in China's telecommunications industry could adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses.

              In addition, we may also be subject to competition from new providers of telecommunication services as a result of technological developments and the convergence of various telecommunications services.

         CHINA'S ACCESSION INTO THE WORLD TRADE ORGANIZATION WILL EASE CURRENT RESTRICTIONS ON FOREIGN OWNERSHIP IN THE TELECOMMUNICATIONS INDUSTRY AND MAY INCREASE COMPETITION IN THE MOBILE TELECOMMUNICATIONS SERVICES SECTOR.

              On December 11, 2001, China officially joined the World Trade Organization, or WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China's commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See "Item 4. Information on the Company -- Business Overview -- Competition". This could lead to increased foreign investment in the telecommunications market in Mainland China, which may in turn increase competition and foreign participation in the mobile telecommunications services sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial conditions and results of operation.

         WE ARE CONTROLLED BY CHINA MOBILE COMMUNICATIONS CORPORATION, WHICH MAY NOT ALWAYS ACT IN OUR BEST INTEREST.

              As of May 31, 2003 China Mobile Communications Corporation indirectly owned an aggregate of approximately 75.7% of our shares. Accordingly, China Mobile Communications Corporation is, and will be, able to:

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

              In addition, China Mobile Communications Corporation also provides our operating subsidiaries with services that are necessary for our business activities, including:

         - interconnection arrangements with its other subsidiaries' mobile telecommunications networks and roaming arrangements; and

         - the coordination of the provision of inter-provincial transmission leased lines from other operators to us.

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

         CHANGES TO OUR INTERCONNECTION AND LEASED LINE ARRANGEMENTS MAY INCREASE OUR OPERATING EXPENSES AND ADVERSELY AFFECT OUR PROFITABILITY.

              Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to the fixed line network. Interconnection is necessary in the case of all local calls between our subscribers and subscribers of fixed line or other mobile telecommunications networks. Interconnection and leased line arrangements are also necessary for international and certain domestic calls. We have entered into interconnection and transmission line leasing agreements with other operators, including China Mobile Communications Corporation and its other subsidiaries. We cannot assure you that increasing usage of the fixed line networks would not result in additional strain on its switching capacity, or that the existing quality of the fixed line networks will remain adequate.

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

              We estimate that we will require approximately RMB 124 billion (US$ 15 billion) for capital expenditures from 2003 through the end of 2005 for a range of projects.

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

              Financing may not be available to us on acceptable terms. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, will require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be adversely affected.

         CHANGES IN TECHNOLOGY MAY RENDER OUR CURRENT TECHNOLOGIES OBSOLETE AND THUS AFFECT OUR BUSINESS AND MARKET POSITION.

              The telecommunications industry is dependent upon rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, including new wireless telecommunications technologies. In addition, the development and application of new technologies involves time, substantial costs and risks, and the new technologies we implement, such as wireless data applications, may not generate an acceptable rate of return.

         FAILURE TO CAPITALIZE ON NEW BUSINESS OPPORTUNITIES MAY HAVE AN ADVERSE EFFECT ON OUR GROWTH POTENTIAL.

              We intend to pursue a number of new growth opportunities in the broader telecommunications industry, including wireless data. Our success will depend in large part on our ability to offer services that address the market demand arising from these opportunities. In addition, our ability to deploy and deliver these services depends, in many instances, on new and unproven technologies. Our wireless telecommunications technologies may not perform as expected. We may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies. Any failure to capitalize on new business opportunities may adversely affect our competitive position and future profitability.

         ACTUAL OR PERCEIVED HEALTH RISKS ASSOCIATED WITH THE USE OF MOBILE DEVICES COULD IMPAIR OUR ABILITY TO RETAIN AND ATTRACT CUSTOMERS, REDUCE WIRELESS TELECOMMUNICATIONS USAGE OR RESULT IN LITIGATION.

              There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of wireless telephone handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants have become the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radiowave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

         WE CANNOT ASSURE YOU THAT THE HISTORICAL RATE OF GROWTH IN MAINLAND CHINA WILL CONTINUE IN THE FUTURE AND THAT AN ECONOMIC SLOWDOWN IN MAINLAND CHINA WILL NOT MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS OUR FUTURE PROSPECTS.

             We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic conditions in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In the past twenty years or so, the People's Republic of China has been one of the world's fastest growing economies in terms of GDP growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the slowdown in the economies of the United States, the European Union and certain Asian countries in recent years may adversely affect economic growth in Mainland China. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be materially and adversely affected by an economic downturn in Mainland China.

         WE CANNOT ASSURE YOU THAT THE RECENT OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS, IN VARIOUS PARTS OF MAINLAND CHINA WILL NOT MATERIALLY AND ADVERSELY AFFECT THE CHINESE ECONOMY, AND THAT OUR BUSINESS AND OPERATIONS, AS WELL AS OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL NOT BE MATERIALLY AND ADVERSELY AFFECTED.

             Since early 2003, Mainland China, Hong Kong, Taiwan, Singapore, Canada and certain other countries and regions have been experiencing an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. According to the World Health Organization, over 8,360 cases of SARS and more than 760 deaths had been reported worldwide as of May 31, 2003. Although this outbreak occurred in early 2003, and, since April 2003, has particularly impacted the regions where we operate, many aspects of SARS, including its cause, means of transmission and ability to survive in different environments, are still not well understood by the international medical community. Consequently, we cannot predict at this time the effect this outbreak could have on the Chinese economy and our company. In particular, this outbreak may significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, this outbreak may severely restrict the level of economic activity in affected areas, which may in turn adversely affect our business and prospects. As a result, we cannot assure you that the recent outbreak of SARS would not have a material adverse effect on our financial condition and results of operations.

         ADVERSE CHANGES IN THE ECONOMIC POLICIES OF THE CHINESE GOVERNMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OVERALL ECONOMIC GROWTH OF MAINLAND CHINA, WHICH COULD REDUCE THE DEMAND FOR OUR SERVICES AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

              Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on the economic development of Mainland China and that we will continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, if any, could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. These developments could adversely affect our business, such as reducing the demand for our services, as well as our financial condition and results of operations.

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

              Our operating subsidiaries are foreign invested enterprises. Currently, they may purchase foreign currency without the approval of the State Administration for Foreign Exchange for settlement of "current account transactions", including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration for Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration for Foreign Exchange. This could affect our subsidiaries' ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

         FLUCTUATIONS IN EXCHANGE RATES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

              Substantially all of our operating revenue is denominated in Renminbi, while a portion of our capital expenditures and some of our financing expenses are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future devaluations or movements in the exchange rate of Renminbi and other currencies could have an adverse effect on our financial condition and results of operations.

         THE CHINESE LEGAL SYSTEM EMBODIES UNCERTAINTIES WHICH COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO OUR SHAREHOLDERS.

              The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries are "wholly foreign-owned enterprises" which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protection available to our shareholders. Moreover, China's entry into the WTO has resulted and may in the future result in the abolition or substantial amendment of the existing laws, regulations and other legal requirements. See "Item 4. Information on the Company -- Business Overview -- World Trade Organization".

         OUR SHARE PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE IN RESPONSE TO CONDITIONS IN THE GLOBAL SECURITIES MARKETS GENERALLY AND IN THE TELECOMMUNICATIONS AND TECHNOLOGY SECTORS IN PARTICULAR.

              Our share price has been subject to significant volatility, in part due to highly volatile securities markets generally, particularly for telecommunications companies' shares, as well as developments in our sales and operating profit. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of third generation mobile networks and new technologies, products and services, as well as general market volatility. See "Item 9. Offer and Listing Details" for information regarding the trading price history of our ordinary shares and ADSs.

ITEM 4.  INFORMATION ON THE COMPANY.

              We provide a full range of mobile telecommunications services in 21 service regions in Mainland China, consisting of sixteen provinces (Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi), four municipalities (Beijing, Shanghai, Tianjin and Chongqing) and one autonomous region (Guangxi Zhuang Autonomous Region). Our service regions cover many of the economically more advanced provinces, municipalities and autonomous region in Mainland China. The total population residing within our service area exceeds one billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in each of these regions and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2002. As of December 31, 2002, our total number of subscribers was approximately 117.7 million, representing approximately 67% of all mobile telecommunications services subscribers in our service regions. In addition, based on information compiled by the Ministry of Information Industry, our total number of subscribers represented approximately 57% of all mobile telecommunications services subscribers in Mainland China as of December 31, 2002. As of April 30, 2003, our total number of subscribers reached 125.5 million.

THE HISTORY AND DEVELOPMENT OF THE COMPANY

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

         EXPANSION THROUGH ACQUISITIONS

              Our initial mobile telecommunications operations included those in Guangdong province conducted by Guangdong Mobile Communication Company Limited, or Guangdong Mobile, and in Zhejiang province conducted by Zhejiang Mobile Communication Company Limited, or Zhejiang Mobile. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from China Mobile Communications Corporation, our indirect controlling shareholder, of mobile telecommunications operations conducted by its regional subsidiaries. In particular:

         - We acquired the entire equity interest in Jiangsu Mobile Communication Company Limited, or Jiangsu Mobile, on June 4, 1998 for a cash consideration of HK$ 22.5 billion.

         - We acquired the entire equity interest in each of Fujian Mobile Communication Company Limited, or Fujian Mobile, Henan Mobile Communication Company Limited, or Henan Mobile, and Hainan Mobile Communication Company Limited, or Hainan Mobile, on November 12, 1999 for a total purchase price of HK$ 49.7 billion, consisting of HK$ 19.0 billion in cash and the remaining HK$ 30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

         - We acquired the entire equity interest in each of Beijing Mobile Communication Company Limited, or Beijing Mobile, Shanghai Mobile Communication Company Limited, or Shanghai Mobile, Tianjin Mobile Communication Company Limited, or Tianjin Mobile, Hebei Mobile Communication Company Limited, or Hebei Mobile, Liaoning Mobile Communication Company Limited, or Liaoning Mobile, Shandong Mobile Communication Company Limited, or Shandong Mobile, and Guangxi Mobile Communication Company Limited, or Guangxi Mobile, on November 13, 2000 for a total purchase price of HK$ 256.0 billion, consisting of HK$ 74.6 billion in cash and the remaining HK$ 181.4 billion in the form of 3,779,407,375 new shares.

         - We acquired the entire equity interest in each of Anhui Mobile Communication Company Limited, or Anhui Mobile, Jiangxi Mobile Communication Company Limited, or Jiangxi Mobile, Chongqing Mobile Communication Company Limited, or Chongqing Mobile, Sichuan Mobile Communication Company Limited, or Sichuan Mobile, Hubei Mobile Communication Company Limited, or Hubei Mobile, Hunan Mobile Communication Company Limited, or Hunan Mobile, Shaanxi Mobile Communication Company Limited, or Shaanxi Mobile, and Shanxi Mobile Communication Company Limited, or Shanxi Mobile, on July 1, 2002 for a total purchase price of US$ 8,573 million, consisting of an initial consideration of US$ 5,773 million and a deferred consideration of US$ 2,800 million. The initial consideration of US$ 5,773 million consists of a cash payment of US$ 3,150 million and the issuance of new shares for the remaining US$ 2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We financed the cash portion of the initial consideration by applying a portion of our existing internal cash resources, in the amount of US$ 2,400 million, combined with proceeds from the issuance of new shares in the amount of HK$ 5.85 billion (equivalent to approximately US$ 750 million) to Vodafone Holdings (Jersey) Limited, or Vodafone Jersey, a wholly owned subsidiary of Vodafone Group Plc, or Vodafone. After the share placement, Vodafone's share holding in us increased from 2.18% to approximately 3.27%. The deferred consideration of US$ 2,800 million is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We used the entire proceeds from the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to satisfy part of the US$ 2,800 million deferred consideration.

              These acquisitions have significantly enlarged our subscriber base, expanded the geographical coverage of our business and enhanced the economy of scale of our operations. In addition, the integration of these acquired operations has enabled us to realize certain synergies and economies of scale. A discussion of the financial impact of these acquisitions is set forth in "Item 5. Operating and Financial Review and Prospects".

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

              As part of the Chinese government's restructuring of the telecommunications industry, the Ministry of Information Industry was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government's regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the Chinese government substantially completed the industry restructuring. As a result, the Ministry of Information Industry ceased to have an indirect controlling interest in us, and no longer exercises control over telecommunications operations, but continues in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications services providers in Mainland China.

              In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed line telecommunications, mobile telecommunications, paging and satellite telecommunications. China Mobile Communications Corporation was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 China Mobile Communications Corporation obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to China Mobile Communications Corporation. As a result, China Mobile Communications Corporation has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the Chinese government's interest in us. As of May 31, 2003, China Mobile Communications Corporation indirectly owned approximately 75.7% of all our outstanding shares, including shares represented by ADSs.

              As a state-owned company, the former China Telecommunications Corporation owns and operates fixed line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002 and consists of ten regional telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, Tianjin and eight provinces, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. As a result, apart from China Mobile Communications Corporation, principal participants in the telecommunications industry in Mainland China also include China Telecom, China Netcom, China Unicom, China Satellite Communications Corporation and China Railcom. Among those six participants, China Mobile Communications Corporation (including us) and China Unicom are the two operators that provide mobile telecommunications services in Mainland China.

ORGANIZATIONAL STRUCTURE

              As of May 31, 2003, China Mobile Communications Corporation, a company incorporated in China, owned 75.7% equity interest in us through intermediate holding companies. As of May 31, 2003, we owned 100% equity interest in Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile through intermediate holding companies, and 66.4% equity interest in Aspire Holdings Limited, a company incorporated in the Cayman Islands.

              In addition to its shareholding interest in us, China Mobile Communications Corporation operates the leading mobile telecommunications businesses in Mainland China outside our 21 service regions.

GENERAL INFORMATION

              Our principal executive offices are located at 60th Floor, The Center, 99 Queen's Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of the 21 regions in Mainland China where we operate. Our web site address is www.chinamobilehk.com. The information on our web site is not a part of this annual report.

BUSINESS OVERVIEW

              We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telephone system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks reach all cities and counties and major roads and highways within our service regions.

         OUR STRATEGY

              As a pioneer and the market leader in the world's largest mobile telecommunications market, we intend to leverage our extensive and high quality mobile telecommunications network and our subscriber base and maintain our position as the only operator in Mainland China exclusively specialized in mobile telecommunications.

              We believe the mobile telecommunications market in Mainland China will continue to expand rapidly, and we have designed our business strategy accordingly to include the following key elements:

         - continue to actively grow our core mobile telecommunications services by:

              - maintaining focus on developing a high-quality subscriber base;

              - broadening our subscriber base and increasing market penetration;

              - adopting rational and effective strategies to maintain our competitiveness;

              - addressing different needs of brand-conscious customers, "technophiles" and value-conscious customers;

              -    enhancing customer satisfaction and loyalty;

              -    enhancing brand value;

              -    providing personalized and high-quality services;

              -    developing new products; and

              -    nurturing our human capital; and

         - take advantage of our current leadership position and increase our operational efficiency by:

              - realizing economies of scale in procuring equipment and services, including leased lines and network infrastructure equipment;

              -    centralizing our research and development efforts;

              -    exploring new technologies; and

              - maintaining and utilizing the "CHINA MOBILE" brand name to promote our products and services.

         SUBSCRIBERS AND USAGE

              Our subscriber base has grown substantially from 6.5 million at the end of 1998 to 117.7 million at the end of 2002. As of December 31, 2002, we had a market share of approximately 67% in our 21 service regions. Our acquisition of a total of 19 regional mobile telecommunications companies between June 1998 and July 2002 has substantially expanded our subscriber base. As of April 30, 2003, our total number of subscribers reached approximately
125.5 million. In addition to our acquisitions, our subscriber growth is also attributable to a number of other factors, including:

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

              The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------
                                                             2000     2001     2002
                                                            -----    -----    -----
Subscribers (in millions)
    Contract subscribers.......................              32.4     34.0     49.0
    Prepaid subscribers........................              12.7     35.6     68.7
                                                            -----    -----    -----
          Total................................              45.1     69.6    117.7
                                                            =====    =====    =====
Minutes of Usage (in billions) (1)
    Contract subscribers.......................             118.2    130.8    192.6
    Prepaid subscribers........................               6.9     30.5     67.5
                                                            -----    -----    -----
          Total................................             125.1    161.3    260.1
                                                            =====    =====    =====
Average Minutes of Usage Per Subscriber
   Per Month (2)
    Contract subscribers.......................               326      329      334
    Prepaid subscribers........................               125      103       99
          Blended..............................               299      233      207

                                                                       AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------
                                                                       2000              2001              2002
                                                                      -----             -----             -----
Average Revenue Per Subscriber Per
  Month (RMB) (3)
    Contract subscribers.......................                         241               199               176
    Prepaid subscribers........................                          87                72                63
          Blended..............................                         221               145               115
Average Monthly Churn Rate (%) (4).............                           0.45              0.55              0.69

-----------------------
(1) The total minutes of usage for each of 2000 and 2002 include the full year minutes of usages of the regional mobile telecommunications companies we acquired for each year as if the respective acquisition occurred at the beginning of that year and are presented for ease of comparison.

(2) Calculated by (A) dividing the total minutes of usage (calculated in the manner as set forth in note (1) above) during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.

(3) Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (2) above) and (B) dividing the result by 12. For purposes of this note (3) only, for 2000 and 2002, both operating revenue and average number of subscribers take into account the full year effect of the regional mobile telecommunications companies we acquired for each year as if the respective acquisition occurred at the beginning of that year.

(4) Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by
     (ii) the average number of subscribers during the year, calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base.

     The average monthly churn rate for each of 2000 and 2002 is calculated based on the full year information pertaining to the relevant newly-acquired regional mobile telecommunications companies as if the respective acquisition occurred at the beginning of that year and is presented for ease of comparison.

              The size and composition of our subscriber base and subscribers' usage patterns have changed over the last few years. The cost of initiating services has decreased due to a decline in handset prices, the connection fees have been reduced and ultimately eliminated, other tariffs for our services have been adjusted, and mobile telecommunications technologies have improved over time. As a result, mobile telecommunications services have become increasingly popular for both business and social uses. In general, the highest usage subscribers with the greatest telecommunications needs have tended to be the early subscribers of mobile services. As penetration increases, newer subscribers on average incur lower monthly usage, and are generally more price-sensitive. Accordingly, as is typical in many countries with developing mobile telecommunications markets, the average usage and revenue per subscriber have declined over the last few years as our mobile penetration has increased. However, total minutes of usage of our subscribers continued to grow significantly in 2000, 2001 and 2002.

         PREPAID SERVICES

              Beginning in the second half of 1999, we introduced prepaid services. We market a substantial portion of our prepaid services under the "Shenzhouxing" brand. We also market other types of prepaid services to our subscribers. Our prepaid subscribers can make and receive local and domestic and international long distance calls, and most of those subscribers also enjoy nationwide domestic roaming services.

              Our prepaid services complement our traditional contract services and are an important means of expanding our subscriber base. In addition, continued economic growth, the benefits of mobility and current low mobile penetration rates in Mainland China compared to demographically and culturally similar markets are among the important factors that will further drive mobile telecommunications services subscriber growth towards eventual mass popularization. Furthermore, prepaid services represent an effective tool for capturing additional subscribers and driving penetration in developing markets, such as Mainland China, while keeping credit quality in check.

Prepaid services also help introduce the enhanced benefit of mobility to non-mobile users.

              Our prepaid services experienced rapid and significant growth in 2002. As of December 31, 2002, we had an aggregate of approximately 68.7 million subscribers for our prepaid service, representing an increase of 92.7% from December 31, 2001. This increase was also partially due to our acquisition of the eight regional mobile telecommunications companies in 2002. Our prepaid subscribers represented 58.3% of our total subscriber base as of December 31, 2002, and our net additional prepaid subscribers represented 68.7% of our net additional subscribers in 2002.

         TARIFFS

              The tariffs payable by our subscribers include primarily usage charges, monthly fees and service fees for value added services. Usage charges for both our contract and prepaid subscribers include base usage charges plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage charges, plus applicable domestic and international long distance charges.

              We have flexible long distance tariff plans distinguishing between day time and night time, and offer tailored service plans based upon customer requirements as well as our network resources.

              Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the State Development and Reform Commission (the successor to the former State Development and Planning Commission) and the relevant price regulatory authorities in our service regions. The actual price range in each service region is proposed by a network operator in that service region and must be approved by the relevant price regulatory authorities in that service region. In general, base usage charges, monthly fees, domestic roaming charges and applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the State Development and Reform Commission.

              Connection fees in all our service regions were eliminated on July 1, 2001. While the elimination of connection fees may have adversely affected our revenue growth in the short term, we believe that such elimination will help to further expand our subscriber base and increase total subscriber usage of our mobile telecommunications services, thereby contributing to our revenue growth in the long term.

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

         INTERCONNECTION

              Interconnection refers to various arrangements that permit the connection of our networks to other networks such as the fixed line networks.

              INTERCONNECTION WITH OTHER OPERATORS (FOR LOCAL AND LONG DISTANCE CALLS). Our networks interconnect with the public fixed line networks of fixed line operators, allowing our subscribers to communicate with fixed line subscribers and to make and receive local, domestic and international long distance calls. Each of our operating subsidiaries has interconnection agreements with fixed line operators in its service region. The economic terms of these agreements are standardized from province to province.

              On March 21, 2001, we began paying fixed line operators RMB 0.03 per minute of the base usage charge for all calls from our subscribers to China Unicom's subscribers connected through their networks. Prior to March 21, 2001, we paid these fixed line operators RMB 0.05 per minute of the base usage charge for calls connected through their networks when our subscriber was the calling party.

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

              INTERCONNECTION REVENUE SHARING AND SETTLEMENT. Where calls involve interconnection with the network of the fixed line operators or China Mobile Communications Corporation's network, our interconnection arrangement with the fixed line operators or China Mobile Communications Corporation provides for the sharing and settlement of revenues from the base usage charge and, if applicable, roaming charges and domestic and international long distance charges.

              A number of the settlement rates have been adjusted effective March 21, 2001. The following table summarizes the terms of our interconnection arrangement with fixed line operators for non-roaming local calls, including the rates after adjustment and, in parenthesis, the rates prior to adjustment.

                        REVENUE SHARING AND SETTLEMENT OF
                 BASE USAGE CHARGES FOR NON-ROAMING LOCAL CALLS

    ORIGINATING SUBSCRIBER                 TERMINATING SUBSCRIBER                SETTLEMENT ARRANGEMENTS
    ----------------------                 ----------------------                ------------------------
Our subscriber                           Subscriber of fixed line           We pay RMB 0.06 (previously RMB 0.05)
                                         operators                          per minute to fixed line operators

Subscriber of fixed line operators       Our subscriber                     No revenue sharing or settlement

              Where applicable, we collect domestic long distance charges in addition to the base usage charges. The following table summarizes the terms of our interconnection arrangement with fixed line operators and China Mobile Communications Corporation for domestic long distance calls.

         REVENUE SHARING AND SETTLEMENT OF DOMESTIC LONG DISTANCE CALLS

      ORIGINATING SUBSCRIBER               TERMINATING SUBSCRIBER                           SETTLEMENT ARRANGEMENTS
      ----------------------               ----------------------                           ------------------------
Our subscriber                           Subscriber of fixed line           If the call is routed through the transmission lines
                                         operators                          of the fixed line operators, we keep RMB 0.06
                                                                            (previously RMB 0.14) per minute of the domestic
                                                                            long distance calling charges(1) and pay the
                                                                            remaining portion to the fixed line operators. If
                                                                            the call is routed through our network, we pay the
                                                                            fixed line operators RMB 0.06 (previously RMB
                                                                            0.05) per minute and keep the remaining portion.

Subscriber of fixed line                 Our subscriber or China            If the call is routed through our transmission lines,
operators in our service                 Mobile Communications              the fixed line operators keep RMB 0.06 (previously
regions                                  Corporation's subscriber           RMB 0.14) per minute of the domestic long distance
                                                                            charges(1) and pay the remaining portion to us.

Our subscriber                           China Mobile Communications        We collect the domestic long distance charge of
                                         Corporation's subscriber           RMB 0.07 per six seconds (previously RMB 0.50-1.00
                                                                            per minute), and there is no revenue sharing or
                                                                            settlement.(2)

China Mobile Communications              Our subscriber                     China Mobile Communications Corporation collects the
Corporation's subscriber                                                    domestic long distance charge of RMB 0.07 per six
                                                                            seconds (previously RMB 0.50-1.00 per minute), and
                                                                            there is no revenue sharing or settlement.(2)

-----------------------
(1)  The adjusted rates are billed at six-second units.

(2) Except for roaming calls. See table under "-- Roaming" for revenue sharing and settlement for roaming calls.

              Where applicable, we collect international long distance charges in addition to base usage charges. The following table summarizes the terms of our interconnection arrangement with international gateway operators for international long distance calls, including the rates after adjustment and, in parenthesis, the rates before adjustment.

     REVENUE SHARING AND SETTLEMENT OF INTERNATIONAL LONG DISTANCE CHARGES

     TYPE OF CALL                             SETTLEMENT ARRANGEMENTS
     ------------                             -----------------------
Outgoing calls from our               We keep RMB 0.54 (previously RMB 0.20) per
subscriber                            minute(1) (if the call is routed through
                                      our domestic long distance transmission
                                      lines) or RMB 0.06 (previously RMB 0.20)
                                      per minute(1) (if the call is not routed
                                      through our domestic long distance
                                      transmission lines) of the international
                                      long distance charge and pay the remaining
                                      portion to international gateway
                                      operators.

Incoming calls to our                 We receive from the international
subscriber                            telecommunications operator of the calling
                                      party RMB 0.54 (previously RMB 0.63) per
                                      minute (if the call is routed through our
                                      domestic long distance transmission lines)
                                      or RMB 0.06

                                      (previously RMB 0.07) per minute of the
                                      calling charge (if the call is not routed through our domestic long distance transmission lines).

-----------------------
(1)  The adjusted rates are billed at six-second units.

         ROAMING

              We provide roaming services to our subscribers, which allow them to access our telecommunications services while they are physically outside of their registered service area and are in other parts of our service regions or in the coverage areas of other mobile telecommunications networks with which we have roaming arrangement.

              Under our domestic roaming arrangement with China Mobile Communications Corporation, our subscribers can make and receive calls while they are located in the coverage areas of China Mobile Communications Corporation in the rest of Mainland China outside our service regions. Conversely, we offer roaming services to China Mobile Communications Corporation's subscribers while they are in our service regions. As of December 31, 2002, we offered roaming capabilities in 116 countries and regions around the world under our roaming arrangements with relevant local operators.

              A mobile telecommunications services subscriber using roaming services is charged at our per-minute roaming charge (instead of the base usage charge) for both incoming and outgoing calls, plus applicable long distance charges. The following table sets forth our revenue sharing and settlement arrangement with China Mobile Communications Corporation for base roaming charges. We currently do not have a roaming arrangement with China Unicom.

           REVENUE SHARING AND SETTLEMENT OF THE BASE ROAMING CHARGES

          TYPE OF ROAMING                                    SETTLEMENT AGREEMENTS
          --------------                                     ---------------------
Our subscriber roaming into the mobile               We pay China Mobile Communications
network China Mobile Communications                  Corporation 80% of the base of roaming
Corporation                                          charge payable by our subscribers.

Subscriber of China Mobile                           China Mobile Communications Corporation
Communications Corporation roaming into              pays us 80% of the base roaming charge
our network                                          charged to its subscribers.

              REVENUE SHARING AND SETTLEMENT OF LONG DISTANCE CHARGE WHEN ROAMING. In addition to the base roaming charge, long distance charges may be assessed when a subscriber is roaming. Where a mobile telecommunications services subscriber makes a call while roaming, the home network operator collects all long distance charges incurred and pays all such charges to the operator of the visited network. The visited network operator then settles those long distance charges, if settlement applies, in accordance with the long distance revenue sharing and settlement arrangements described above. Where a mobile telecommunications services subscriber receives a call while roaming, the home network operator receives and keeps all long distance charges incurred by that subscriber.

         NEW SERVICES

              In addition to basic mobile telecommunications services, we offer a number of new services such as wireless data and voice functions.

              VOICE FUNCTIONS. We offer a variety of basic value added services with voice functions, including call forwarding, call waiting, conference calling, call limitation, voice mail and "Chinese Secretary", a live answering service.

              WIRELESS DATA AND MOBILE INTERNET SERVICES. We believe that wireless data will be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. We intend to further expand our wireless data services. As of December 31, 2002, our wireless data services subscribers reached 57.7 million, which represented a 171% increase compared to 21.3 million subscribers as of December 31, 2001, and accounted for 49.1% of our total subscribers.

              In 1999, we began using our short message service platform to develop new value added services in selected cities in our service areas, including stock price quotations, sports news, weather forecasts and online payments. The short message usage volume has grown rapidly since then and has reached 40.4 billion in 2002 from 6.1 billion in 2001. We plan to continue utilizing our GSM network to provide data services based on the current short message service platform where consumer demands can be more economically served by short message service. These data services include, for example, the transmission of short messages to facsimile and e-mail addresses.

              In the last quarter of 2000, we introduced our "Monternet" mobile data businesses based on the mobile information service platform, making us the first mobile service provider in Mainland China to combine mobile data businesses with mobile telecommunications services. For our "Monternet" service, we collect 100% of the communication fees, and between 9% to 15% of the messaging service fees from the service providers. In 2001, we began to provide extensive "Monternet" applications and services. In addition, by providing corporate subscribers with an integrated, unified mobile voice-data solution, including through the utilization of a combination of technologies such as the virtual private mobile network, or VPMN, and group short messaging services, we believe "Monternet" will stimulate the further development of our wireless data businesses, make our services more appealing to customers and help us attract and keep corporate subscribers.

              In 2001, we completed the construction of an Internet Protocol backbone network, known as CMNet, and launched Internet Protocol-based, or IP-based, long distance call services over CMNet. We expect that CMNet will also serve as an important component of our wireless data and mobile Internet services.

              We commercially launched General Packet Radio Services, or GPRS, in the first half of the year 2002. GPRS technology enables operators to provide end-to-end packet-switched data transmission on the existing GSM network, which improves wireless network utilization and enhances the wireless access rate for a variety of data applications.

              We also provide other mobile data services to our customers, such as e-Freedom, Multimedia Messaging Service, or MMS, mobile Internet, M-commerce, GPRS applications-based and intelligent network-based value-added services and corporate applications. We provide e-Freedom services to customers so that they can enjoy the freedom of wireless access to the Internet or intranet by inserting a network card (including GPRS card or Wireless Local Area Network, or WLAN, card) and an exclusive data subscriber identity module card, or SIM card, into a notebook computer or personal digital assistant, or PDA, without the need of other external devices. Customers use our MMS to deliver messages with animated color pictures, sounds, text and motion pictures. As of December 31, 2002, over 500 service providers provided mobile Internet content and services for Monternet through our mobile telecommunications channels and mobile information service platform.

              ISP SERVICES. We began providing Internet service provider, or ISP, services in 2000. ISP services enable both mobile and fixed line subscribers to access the Internet via our networks by dialing the prefix "172XX". We are planning to provide integrated voice, data and video access to both mobile telecommunications services subscribers and non-mobile telecommunications services subscribers through such services in the near future.

         RESEARCH AND DEVELOPMENT

              Our research and development efforts focus on:

         - developing advanced data application solutions suitable for the particulars of the consumer markets in Mainland China; and

         - monitoring technological trends, including advancement in third generation mobile telecommunications technology, that may have an impact on the development of our current business and the implementation of our wireless data strategy.

              In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

              To focus our mobile data activities and consolidate related research and development efforts, we formed Aspire Holdings Limited, or Aspire, as a majority-owned subsidiary with operations based in Shenzhen, China, in June 2000. The principal business focuses of Aspire include systems integration, product development, and technical support for mobile data systems and related applications in Mainland China. Aspire also operates our mobile data research and development center in Shenzhen, China.

              In January 2001, Aspire formed a business alliance with Hewlett-Packard Company to develop wireless data and Internet and related applications. Hewlett-Packard assists with the design, implementation and support of Aspire's services in China, and has been designated as the preferred provider of hardware and related services to Aspire if these products and services are of at least the same quality and pricing terms as other competing products and services. Conversely, Hewlett-Packard has designated Aspire as its preferred customer, which entitles Aspire to the best customer price and financing options available for Hewlett-Packard's products and services under Hewlett-Packard's preferred partner programs prevailing in Mainland China. As part of the business alliance, Hanover Asia-Pacific Investments Limited, an indirectly wholly-owned subsidiary of Hewlett-Packard, agreed to make an equity investment of up to 7% in Aspire. In January 2002, Vodafone Jersey, a wholly-owned subsidiary of Vodafone invested US$ 34.965 million in Aspire, and as a result, Hanover invested an additional US$ 16 million in Aspire to maintain its equity holding in Aspire at 7%.

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

              As part of our strategic alliance with Vodafone, Vodafone Americas Asia Inc., a subsidiary of Vodafone, entered into a business alliance agreement with Aspire. Under the business alliance agreement between Aspire and Vodafone Americas, Aspire will engage Vodafone Global Platform and Internet Services, a unit of Vodafone Americas, as a preferred provider of wireless data application software in relation to the Aspire Mobile Information Service Center Platform, provided that the software supplied to Aspire has at least equivalent technical specifications on the same or better commercial terms. Aspire and Vodafone Global Platform and Internet Services also agreed to use their reasonable efforts to coordinate the development of their respective wireless data platforms with the intention of providing seamless delivery of services to their respective roaming customers on their wireless data platforms and enabling content and application providers to use a single application programming interface.

              In addition to developing, constructing and marketing the Platform, Aspire also conducts research and development activities related to new data services and products. Aspire is an important part of our overall strategy to capture the fast growing wireless data sector in Mainland China.

         CUSTOMER SERVICE, BILLING AND CREDIT CONTROL

              We provide a full range of services that emphasize customer care from the point of sale onward. At the point of sale, after all application procedures have been completed, we are generally able to immediately activate new subscriber connections for our GSM services. Our after-sales customer support services include a general customer service hotline for all of our 21 service regions, which offers an interactive voice response system as well as live operator assistance.

              We consider high-usage corporate and individual subscribers to be our most valuable customers. To better serve these valuable customers, we introduced a corporate client account relationship manager system, whereby account managers provide personalized products and services to our corporate customers and high-value customers. In addition, we established designated service centers, service and complaint hotlines to serve these customers.

              We also issue VIP cards to our high-value subscribers so that they may enjoy privileges in other industries. In addition, we provide complimentary training on the use of new services to our high-value subscribers, as well as preferential trial use of new services. Furthermore, for certain corporate customers, we provide virtual private mobile network services.

              In 2002, we began to implement a "Customer Point Reward Program", which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. Based on customers' annual point accumulations, high-value customers are further classified into four categories: "GoTone Diamond", "GoTone Gold", "GoTone Silver" and "GoTone VIP" cardholders. Customers in these four classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners.

              While contract subscribers are not required to deposit funds before the initiation of local service, these subscribers may choose to make deposits, and may implement direct debit instructions with their banks to make such deposits for the purpose of facilitating account payments. Our prepaid subscribers may also choose to authorize the automatic adding of value to their stored value cards through direct debit arrangements. Despite the lack of widely available consumer credit information services in Mainland China, we have implemented certain subscriber registration procedures, such as identity checks and background checks for corporate customers, to enhance credit control.

              Generally, we have the same settlement policy for all of our subscribers. This policy requires our subscribers to settle their individual accounts on a monthly basis. Subscribers may make payments through various means, including:

         - through direct debit accounts established at certain banks and certain post offices;

         -    in person at numerous retail outlets and authorized dealers;

         -    by using top-off cards; or

         -    by prepayment.

Detailed statements are provided to subscribers upon request.

              We impose a late payment fee on each subscriber whose account is not paid by the monthly due date. Our current policy is to deactivate the subscriber's services if the subscriber's account remains overdue after one month. Subscribers whose services have been involuntarily deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate services.

              We make provision for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, we make full provision for accounts receivable older than three months. The total amount of the provision for doubtful accounts for each of 2000, 2001 and 2002 was RMB 1,346 million, RMB 1,737 million and RMB 1,749 million, respectively, or 2.1%, 1.7% and 1.4% of total operating revenue, respectively.

         INFORMATION SYSTEMS

              Our information systems primarily consist of a business operation support system, a management information system, a network management system and our internal communications network. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. The network management system collects and processes the operating data from each network and manages, supervises and controls our networks for safe and efficient operation. Our internal communications network consists of our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications.

              We have upgraded and integrated our information systems several times to keep up with our operational and management needs. Our investment in information systems was increased in 2002, and is expected to be further increased in the near future. In particular, we have been successfully operating our management information system since 2000 in our regional companies in Guangdong, Jiangsu and Zhejiang. During 2001, we began to extend this system to ten other regional mobile telecommunications companies and have achieved good results, and we are in the process of extending this system to the remaining regional mobile telecommunications companies.

         SALES NETWORK AND MARKETING

              Since early 1997, we have significantly expanded our marketing and distribution efforts to attract an increasingly diverse base of new subscribers. We have focused on expanding our distribution channels while emphasizing our brand name, superior network and service quality.

              Our sales network was restructured in 2002 to form the following sales and service channels:

         - proprietary or co-operative sales outlets, franchise stores and designated specialty stores, which serve as our main sales and services network;

         - general sales agency outlets, which provide the principal sales force; and

         -    online and hotline services.

              In addition, we also set up concept stores in major cities within our service regions to showcase our services and products, particularly our mobile data services, and to facilitate certain sales and marketing activities.

              At December 31, 2002, we had a sales network consisting of over 61,000 outlets, representing an increase of 76.8% over 2001, mainly due to our acquisition of the eight regional mobile telecommunications companies in 2002. Among these outlets, approximately 3,700 were our proprietary sales outlets.

         BRAND NAME

              As a pioneer and the market leader in our markets, we believe we are well positioned to further develop our brand name. We market our services under the "CHINA MOBILE" brand name, which is a registered trademark in Mainland China owned by China Mobile Communications Corporation and the marketing name used by it throughout Mainland China. As a result of promotional and marketing initiatives by us and China Mobile Communications Corporation's other operating subsidiaries, the brand has attained wide recognition and is closely identified with us by consumers. In addition, China Mobile Communications Corporation has filed applications in Hong Kong to register the "CHINA MOBILE" name and logo as a trademark for certain classes of goods and services. As of December 31, 2002, the " CHINA MOBILE" name has been registered as a trademark for a majority of such classes of goods and services. Furthermore, China Mobile Communications Corporation has filed applications to register the "CHINA MOBILE" name and logo as a trademark in Bangladesh, Canada, India, Indonesia, Macau, Malaysia, Philippines, South Korea, Taiwan, Thailand and the United States, and the "CHINA MOBILE" name has been registered as a trademark in Cambodia and New Zealand.

              In July 2002, we entered into a new non-exclusive licensing agreement with China Mobile Communications Corporation for the use of the "CHINA MOBILE" name and logo by us and our operating subsidiaries. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation.

              We market our wireless data services under the "MONTERNET" brand name throughout Mainland China. We have filed applications in Mainland China, Hong Kong, Canada, the European Union and the United States to register the "MONTERNET" name and logo as a trademark for certain classes of goods and services.

         MOBILE TELECOMMUNICATIONS NETWORKS

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

         - software applications that drive the mobile telecommunications infrastructure.

              The following table sets forth certain selected information regarding our GSM networks as of December 31, 2000, 2001 and 2002:

                                                           2000             2001            2002
                                                           ----             ----            ----
Subscribers (in thousands)......................          43,185           69,643         117,676
Voice channels (in thousands)...................           1,860            2,787           4,712
Mobile switching centers........................             470              599           1,020
Base station controllers........................           1,162            1,480           2,493
Base transceiver stations.......................          31,593           43,223          84,824

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

              MIGRATION FROM ANALOG TO DIGITAL NETWORK. Recent advances in GSM technologies have substantially increased network capacity and service quality. The economic life cycle of our analog network equipment was also much more limited than that of our digital networks. We terminated our analog services on December 31, 2001 in order to utilize our spectrum resources more efficiently and accelerate the enhancement of our network. As of December 31, 2001, substantially all of our analog service subscribers migrated to our GSM network.

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

              INTRA-PROVINCIAL TRANSMISSION LINES. We currently lease intra-provincial and local transmission lines principally from fixed line operators in our 21 service regions and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated.

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

              INTER-PROVINCIAL TRANSMISSION LINES. In May 2000, we entered into an inter-provincial leased line agreement with China Mobile Communications Corporation, which was supplemented in September 2000, extending the application of this agreement to the seven regional mobile telecommunications companies we acquired in 2000 effective upon our acquisition. We entered into a further supplemental agreement in April 2002, which extended the application of this agreement to the eight regional mobile telecommunications companies we acquired in 2002. The leased inter-provincial transmission lines link our mobile switching centers with each other and with China Mobile Communications Corporation's other mobile switching centers.

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

              NETWORK OPERATIONS AND MAINTENANCE. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians. Technical staff are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. We continue to seek to attract and retain qualified technical staff. Currently, most technical difficulties relating to the networks are resolved by our staff, although our equipment suppliers also provide back-up maintenance and technical support.

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

              EQUIPMENT SUPPLIERS. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. Our GSM networks use equipment primarily supplied by Ericsson, Nokia, Huawei Technologies, Motorola and Siemens.

         STRATEGIC ALLIANCE WITH VODAFONE

              On October 4, 2000, we entered into a non-binding memorandum of understanding with Vodafone, which sets forth the principal terms of alliance and cooperation between the two parties. In connection with the alliance, Vodafone purchased US$ 2.5 billion of our ordinary shares as part of our share offering in November 2000, representing approximately 2.18% of our issued and outstanding share capital following the offering.

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

              Under the agreement, we have agreed to make Vodafone our preferred partner in the above mentioned areas, and Vodafone has agreed to make us its sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Sir Christopher Gent, Chief Executive of Vodafone, joined our board of directors as an independent non-executive director in February 2001. See "Item 6. Directors, Senior Management and Employees". In addition, Vodafone paid us US$ 750 million in July 2002 for the purchase of our ordinary shares through its wholly-owned subsidiary, Vodafone Jersey, in connection with our acquisition of the eight regional mobile telecommunications companies from our immediate parent company, China Mobile Hong Kong (BVI) Limited. As a result, Vodafone's share holding in us increased from 2.18% to approximately 3.27%. See "-- The History and Development of Company -- Expansion of Business Coverage Through Acquisitions".

              We believe that the strategic alliance with Vodafone has enhanced our strengths in the telecommunications market in Mainland China and will better position us to pursue further expansion opportunities globally. In particular, this alliance has enabled us to have frequent and broad exchanges of expertise and market information. Moreover, this strategic alliance will enable Vodafone and us to share information and establish benchmarks to better assess and enhance each other's performance, thereby better positioning both parties in the global telecommunications market. See " -- Research and Development".

         COMPETITION

              We compete with other telecommunications services providers. In all of the provinces, municipalities and the autonomous region in which we operate, we are one of the two licensed mobile services providers. The Chinese government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us and China Mobile Communications Corporation. For example, the Chinese government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom's market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers.

              In accordance with the Chinese government policy of encouraging competition in the telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. In 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which created two large telecommunications companies, China Telecom and China Netcom. Increased competition from new entrants in China's telecommunications industry could adversely affect our financial condition and results of operations. See "Item 3. Key Information -- Risk Factors -- New entrants in the telecommunications industry in China may further intensify competition and adversely affect our results of operations".

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

              The State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on new or existing technologies. Nonetheless, given the relatively low mobile penetration rates in our markets and in Mainland China in general, we believe there is substantial growth potential for our mobile telecommunications business. We believe that the restructuring of the telecommunications industry in Mainland China has helped to create a fair, orderly, transparent and healthy telecommunications market.

              We also face indirect competition from other telecommunications services, such as Xiaolingtong, a local area wireless telephone service with limited mobility and limited coverage operated by China Telecom and China Netcom. Xiaolingtong offers lower priced services. As a result Xiaolingtong's services are targeted at lower usage customers who tend to spend smaller amounts on mobile telecommunications. Xiaolingtong may become more competitive in the low-end market as such services are becoming available in more large and medium-sized cities, including Beijing, in Mainland China.

              In addition, China Unicom currently operates an 800 MHz Code Division Multiple Access, or CDMA, network, and has recently announced that certain of its subsidiaries will commence commercial trials of CDMA prepaid services within their respective service regions. China Unicom's CDMA services have generally increased the level of competition in the markets where we operate.

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

              The table below summarizes the foreign ownership restrictions for telecommunications joint ventures in China as well as applicable geographic restrictions:

            FOREIGN OWNERSHIP PERCENTAGE AND GEOGRAPHIC RESTRICTIONS
                FOR FOREIGN-FUNDED TELECOMMUNICATIONS ENTERPRISES

                                                             AS OF DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------
       SECTOR              2001            2002           2003             2004         2005         2006            2007
       ------              ----            ----           ----             ----         ----         ----            ----

Mobile..............        25%           35%                              49%                        49%
                       (3 cities)(1)  (17 cities)(2)                  (17 cities)(2)             (nationwide)

Fixed-line..........        N/A           N/A               N/A            25%                       35%              49%
                                                                       (3 cities)(1)             (17 cities)(2)   (nationwide)

Value-added.........        30%           49%               50%
                       (3 cities)(1)  (17 Cities)(2)    (nationwide)

Paging..............        30%           49%               50%
                       (3 cities)(1)  (17 Cities)(2)    (nationwide)

-----------------------
(1)  The initial three cities are Beijing, Shanghai and Guangzhou.

(2) The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi'an, Taiyuan and Wuhan.

         REGULATION

              The mobile telecommunications industry in Mainland China is subject to a high degree of regulation by the Chinese government. Regulations issued or implemented by the State Council, the Ministry of Information Industry and other relevant government authorities including the State Development and Reform Commission and the Ministry of Commerce, which consolidated the functions of the former Ministry of Foreign Trade and Economic Cooperation, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and number resources allocation.

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

         - supervising the operations of telecommunications services providers;

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

              ENTRY INTO THE INDUSTRY. The new telecommunications regulations adopt the existing regulatory distinction between basic and value added telecommunications services and provide a classification of those services. Operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed line telephone services, and value added service providers whose telecommunications services cover two or more provinces, municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us and other entities controlled by China Mobile Communications Corporation which operate in Mainland China outside of our markets, China Unicom is also authorized to provide mobile services in all provinces, municipalities and autonomous regions in China.

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

              SPECTRUM USAGE. In coordination with the relevant provincial authorities, the Ministry of Information Industry regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the Ministry of Information Industry, transferred by the entity to any other third party. In accordance with a joint circular from the State Development and Reform Commission and the Ministry of Finance, China Mobile Communications Corporation entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator under the Ministry of Information Industry's control based on the bandwidth of the frequency used and the number of base transceiver stations within the relevant operator's networks.

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

              NUMBER RESOURCES. The Ministry of Information Industry is responsible for the administration of the telecommunications number resources within Mainland China, including the mobile telecommunications network number and subscriber numbers. The use of number resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In January 2003, the Ministry of Information Industry issued "Measures on Administration of Telecommunications Network Number Resources". In accordance with these new measures, the telecommunications network number resources are owned by the state, and the user of number resources is required to pay a usage fee to the state starting March 1, 2003. However, the standard for the usage fee has not yet been determined. It is also not clear when the standard for the usage fee will be determined and when we will be required to pay such fee. The new measures also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

              TARIFF SETTING. The levels and categories of our current tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the State Development and Reform Commission and, at the local level, the relevant provincial price regulatory authorities. Under the new telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. In general, base usage charges, monthly fees, domestic roaming usage charges and tariffs for all domestic long distance calls (other than Internet Protocol phone calls) and international calls are fixed jointly by the Ministry of Information Industry and the State Development and Reform Commission. Our international roaming charges are set in accordance with agreements between China Mobile Communications Corporation and the relevant foreign mobile operators. Under the new telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

              INTERCONNECTION ARRANGEMENTS AND LEASE LINE ARRANGEMENTS. Under the new telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement and file such interconnection agreement with the Ministry of Information Industry. Major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. They must establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the Ministry of Information Industry for approval. Such rules and procedures will be binding upon those major telecommunications services providers. The termination of any interconnection arrangements will require prior approval by the Ministry of Information Industry.

              The applicable regulations provide that interconnection related equipment must conform with the technical standards approved by the Ministry of Information Industry. See "--Technical Standards" below. The Ministry of Information Industry also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks. The relevant provincial operating subsidiaries of China Telecom, China Netcom and China Mobile Communications Corporation are responsible for the maintenance of the transmission lines and related equipment in their respective localities.

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

         EMPLOYEES

              The total number of our employees increased from 38,343 as of December 31, 2000 to 59,633 as of December 31, 2002, mainly as a result of our acquisitions of eight regional mobile telecommunications companies in

China in 2002. Substantially all of our employees are located in Mainland China. The employees are classified in the following table. Approximately 56% of our permanent employees have college or graduate degrees.

Management.........................................       11,480
Technical and engineering..........................       19,950
Sales and marketing................................       25,341
Financial and accounting...........................        2,862
                                                          ------
       Total.......................................       59,633
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

PROPERTY, PLANTS AND EQUIPMENT

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

              You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 33 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net profit and shareholders' equity. In addition, note 33 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. The consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2000, 2001 and 2002. Our consolidated financial statements reflect the results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile from November 13, 2000 and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile from July 1, 2002, the respective dates of the acquisitions.

OVERVIEW OF OUR OPERATIONS

              During 2000, 2001 and 2002, our network capacity, subscriber base and usage and operations experienced significant growth. We believe that with the market-oriented restructuring of the telecommunications industry, as well as the development of the economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in our markets, we believe that there is potential for future subscriber growth.

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

         OUR ACQUISITIONS OF REGIONAL MOBILE TELECOMMUNICATIONS COMPANIES IN THE PAST FIVE YEARS HAVE MATERIALLY IMPACTED OUR FINANCIAL RESULTS

              We acquired Jiangsu Mobile on June 4, 1998, Fujian Mobile, Henan Mobile and Hainan Mobile on November 12, 1999, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 13, 2000 and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile on July 1, 2002. We have adopted the purchase accounting method to account for these acquisitions under Hong Kong GAAP. Accordingly, the consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, our acquisitions of these companies are considered a combination of entities under common control which would be accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis.

              These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2002 were significantly affected by the inclusion of the results of operations for the eight regional mobile telecommunications companies we acquired in July 2002. By comparison, our financial results in 2001 did not include the results of operations of these companies. See "-- Results of Operations -- Year Ended December 31, 2002 Compared to Year Ended December 31, 2001". These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

         OPERATING ARRANGEMENTS WE ENTERED INTO OVER THE LAST SEVERAL YEARS HAVE MATERIALLY IMPACTED OUR FINANCIAL RESULTS

              Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our acquisitions of the 19 regional mobile telecommunications companies in Mainland China in 1998, 1999, 2000 and 2002. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

         - interconnection revenue sharing and settlement arrangements with other operators, including China Mobile Communications Corporation;

         - intra-provincial transmission line leasing agreements with other operators;

         - service agreements with China Mobile Communications Corporation and certain other operators with respect to various telecommunications services and support;

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

              We entered into a supplemental agreement in September 2000, extending the application of those agreements to the seven regional mobile telecommunications companies we acquired in 2000 effective upon our acquisition. We entered into a further supplemental agreement in April 2002, which extended the application of these agreements to the eight regional mobile telecommunications companies we acquired in 2002.

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

         AMENDMENT TO REVENUE SHARING ARRANGEMENT FOR PREPAID SERVICES

              We offer prepaid services in each of our 21 service regions. Some of our prepaid services allow subscribers to add value to their SIM cards in any of our service regions or in the service regions of other subsidiaries of China Mobile Communications Corporation. In May 2001, we entered into an agreement with China Mobile Communications Corporation to amend the then-existing revenue sharing arrangements with respect to prepaid services, with retroactive effect from April 21, 2001, which was amended in April 2002 to extend those arrangements to the eight regional mobile telecommunications companies we acquired in 2002. The new agreement amended the prior arrangement by allowing the network operator in the location that sells the top-off prepaid card to charge 5% of the face value of the card as a handling charge, and remit the other 95% (as compared to 85% prior to the amendment) to the subscriber's home network operator.

         RENMINBI BOND OFFERING

              Following the approval by the relevant Chinese regulatory authorities, on October 28, 2002 Guangdong Mobile, our wholly-owned subsidiary, issued RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The RMB 3 billion guaranteed bonds and RMB 5 billion guaranteed bonds bear fixed interest of 3.5% and 4.5%, respectively, payable annually.

              We have issued a joint and irrevocable guarantee for the performance of these bonds, and China Mobile Communications Corporation has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds have received a consolidated credit rating of "AAA" by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited, and a consolidated credit rating of "AAA" by Dagong Global Credit Rating Co. Ltd.

              The entire net proceeds from the offering were applied solely to satisfy part of the US$ 2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

         ANALOG-TO-DIGITAL MIGRATION

              Due to the rapid development of mobile telecommunications technologies and the potentially limited economic life cycle of our analog network equipment, we migrated our analog subscribers to our GSM network. See "Item 4. Information on the Company -- Business Overview -- Migration from Analog to Digital Network". In 2000, we wrote down and wrote off the entire RMB 1,525 million in remaining net book value of our analog network equipment. We discontinued our analog service on December 31, 2001.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

              The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Hong Kong GAAP. The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as unbilled usage fees, allowance for doubtful accounts, depreciation and amortization period, and impairment of long lived assets including fixed assets and goodwill arising from acquisitions (including that taken initially to reserves). Actual results may differ from those estimates under different assumptions or conditions.

              We believe that the following critical accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimation.

              ALLOWANCE FOR DOUBTFUL ACCOUNTS

              We maintain allowances for doubtful accounts based upon evaluation of the recoverability of the accounts receivables and other receivables at each balance sheet date. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required.

              IMPAIRMENT OF FIXED ASSETS

              Our fixed assets, consisting primarily of telecommunication transceivers, switching centers and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended December 31, 2002, no changes of assets useful lives have occurred. In addition, long-lived assets including fixed assets and goodwill arising on acquisition (including that initially taken to reserve) are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash-generating unit). Estimates and assumptions used in setting depreciable lives and testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are included in note 2(f) and note 2(h) to our consolidated financial statements.

RESULTS OF OPERATIONS

              As a result of our acquisitions and the material changes made to our operating arrangements, our results of operations are not directly comparable with those in prior years.

              The following table sets forth selected income statement data, expressed as percentages of operating revenue, for the periods indicated:

                                                                               YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                         2000             2001             2002
                                                                         ----             ----             ----
Operating revenue:                                                      100.0%           100.0%           100.0%
      Usage fees...............................................          71.2             73.2             72.6
      Monthly fees.............................................          14.8             14.1             13.1
      Connection fees..........................................           3.4              0.7              0.0
      Others...................................................          10.6             12.0             14.3
Operating expenses:
      Leased lines.............................................           8.5              5.0              4.1
      Interconnection..........................................          12.8             13.0             10.1
      Depreciation.............................................          15.0             17.6             20.9
      Personnel................................................           6.1              5.3              5.2
      Other operating expenses                                           16.3             18.2             21.7
                                                                        -----            -----            -----
              Total operating expenses.........................          58.7             59.1             62.0
Operating profit                                                         41.3             40.9             38.0
      Write-down and write-off of analog network equipment.....          (2.3)               -                -
      Amortization of goodwill.................................             -                -             (0.7)
      Other net income.........................................           1.4              1.6              1.3
      Finance costs............................................          (1.3)            (1.7)            (1.4)
      Interest income..........................................           1.5              0.8              0.5
      Non-operating net income.................................           0.0              0.0              0.4
                                                                        -----            -----            -----
      Profit before tax and minority interests.................          40.6             41.6             38.1
      Income tax...............................................         (12.9)           (13.7)           (12.6)
                                                                        -----            -----            -----
      Profit before minority interest..........................          27.7             27.9             25.5
      Minority interest........................................             -              0.0              0.0
                                                                        -----            -----            -----
Net Profit.....................................................          27.7%            27.9%            25.5%
                                                                        =====            =====            =====

     YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

              Our results of operations in 2002 were materially affected by our acquisition of eight regional mobile telecommunications companies in July 2002. In particular, our operating revenue and operating expenses increased significantly in 2002. This was primarily due to the inclusion of the results of operations of these companies. By comparison, our results in 2001 did not include the results of operations of these companies. See "-- Overview of Our Operations -- Our Acquisitions of Regional Mobile Telecommunications Companies in the Past Five Years Have Materially Impacted Our Financial Results". See "Item 4. Information on the Company -- The History and Development of the Company -- Expansion of Business Coverage Through Acquisitions".

              OPERATING REVENUE. We derive operating revenue principally from usage fees and monthly fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes charges for wireless data and value added services, interconnection revenue and roaming in fees. As a result of the introduction and development of new businesses, including wireless data services, we expect that revenue from new businesses will constitute an increasing portion of our operating revenue in 2003.

              Operating revenue increased 28.1% from RMB 100,331 million in 2001 to RMB 128,561 million (US$ 15,532 million) in 2002. This increase was primarily due to the expansion in subscriber base and the continued growth in usage volume, as well as the inclusion of revenue of the eight regional mobile telecommunications companies we acquired in July 2002. Our total number of subscribers was approximately 117.7 million at December 31, 2002, compared to approximately 69.6 million at December 31, 2001.

              Revenue from usage fees increased 27.0% from RMB 73,458 million in 2001 to RMB 93,272 million (US$ 11,269 million) in 2002. This increase was principally a result of the increase in total subscriber numbers, both as a result of organic subscriber growth and as a result of our acquisition of the eight regional mobile telecommunications companies in July 2002, and the growth in usage volume. As a percentage of operating revenue, usage fees decreased from 73.2% in 2001 to 72.6% in 2002.

              Revenue from monthly fees increased 20.0% from RMB 14,085 million in 2001 to RMB 16,901 million (US$ 2,042 million) in 2002. This increase was mainly due to the increase in total contract subscriber numbers, both as a result of subscriber growth and as a result of our acquisition of the eight regional mobile telecommunications companies in July 2002. As a percentage of operating revenue, monthly fees decreased from 14.1% in 2001 to 13.1% in 2002. This decrease was primarily due to the continued growth in our prepaid subscriber base, which led to an increase in the proportion of prepaid subscribers in our total subscriber base.

              There were no revenues from connection fees in 2002 due to the elimination of connection fees charged to new contract subscribers since July 2001.

              Other operating revenue increased 52.3% from RMB 12,077 million in 2001 to RMB 18,388 million (US$ 2,221 million) in 2002. This increase resulted principally from increased revenue from wireless data and value added services, as well as the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002.

              OPERATING EXPENSES. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, bad debts and administrative expenses.

              Operating expenses increased 34.5% from RMB 59,319 million in 2001 to RMB 79,765 million (US$ 9,637 million) in 2002. This increase was primarily due to the expansion of our operations, the inclusion of expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002 and increasing competition for customers.

              Total leased line payments increased 5.6% from RMB 5,005 million in 2001 to RMB 5,287 million (US$ 639 million) in 2002. This increase was largely a result of the inclusion of leased line payments for transmission lines made by the eight regional mobile telecommunications companies we acquired in July 2002 and our network expansion into new coverage areas. This increase was partially offset by the reduction in leased line expenses due to the improvement in the utilization of our network and the termination of certain transmission line leases as a result of the increased construction of our own transmission lines. As a percentage of operating expenses, total leased line payments decreased from 8.4% in 2001 to 6.6% in 2002.

              Interconnection expenses decreased 0.6% from RMB 13,055 million in 2001 to RMB 12,975 million (US$ 1,568 million) in 2002. This decrease was mainly due to the growing intra-network traffic as a result of our expansion of network and subscribers base, as well as the optimization of our network structure and traffic routing, partially offset by the inclusion of the interconnection expenses of the eight regional mobile telecommunications companies we acquired in July 2002. Interconnection expenses as a percentage of operating expenses decreased from 22.0% in 2001 to 16.3% in 2002.

              Depreciation expense increased 51.9% from RMB 17,664 million in 2001 to RMB 26,827 million (US$ 3,241 million) in 2002. This increase was mainly due to the expansion of our network capacity in high traffic areas and the inclusion of depreciation expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the increased investment in transmission facilities, new businesses and support systems. As a percentage of operating expenses, depreciation expense increased from 29.8% in 2001 to 33.6% in 2002.

              Personnel expenses increased 26.9% from RMB 5,325 million in 2001 to RMB 6,757 million (US$ 816 million) in 2002. This increase was primarily due to the inclusion of personnel expenses of the eight regional mobile telecommunications companies we acquired in July 2002, as well as an increase in performance-based incentive compensation as a result of our further improved operating results. As a percentage of operating expenses, personnel expenses decreased from 9.0% in 2001 to 8.5% in 2002.

              Other operating expenses increased 52.8% from RMB 18,270 million in 2001 to RMB 27,919 million (US$ 3,373 million) in 2002. This increase was primarily due to the increase in selling and promotion expenses. The increase in selling and promotion expenses was due to the conduct of differentiated promotional campaigns to maintain customer loyalty and the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002. As a percentage of operating expenses, other operating expenses increased from 30.8% in 2001 to 35.0% in 2002.

              OPERATING PROFIT. As a result of the foregoing, operating profit increased 19.0% from RMB 41,012 million in 2001 to RMB 48,796 million (US$ 5,895 million) in 2002, and operating margin (operating profit as a percentage of operating revenue) decreased from 40.9% in 2001 to 38.0% in 2002.

              OTHER NET INCOME. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 5.8% from RMB 1,594 million in 2001 to RMB 1,686 million (US$ 204 million) in 2002. This increase was principally due to the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002. We expect the gross margin from sales of SIM cards decrease as a result of the increasing market competition.

              FINANCE COSTS. Finance costs increased from RMB 1,740 million in 2001 to RMB 1,852 million (US$ 224 million) in 2002. This increase was primarily due to the deferred consideration for the acquisition of eight regional mobile telecommunications companies, and the inclusion of finance costs attributable to those companies. In 2002, the average interest rate that we paid on our outstanding borrowings was approximately 4%.

              INTEREST INCOME. Interest income decreased 16.8% from RMB 857 million in 2001 to RMB 713 million (US$ 86 million) in 2002. The lower interest income in 2002 was primarily due to lower market interest rates prevailing during this period.

              NON-OPERATING NET INCOME/(EXPENSES). Non-operating net expenses of RMB 6 million in 2001 turned into non-operating net income of RMB 571 million (US$ 69 million) in 2002. This was primarily due to a gain of RMB 255 million recognized on a deemed disposal of our shareholding in Aspire.

              PROFIT BEFORE TAX AND MINORITY INTERESTS. As a result of the foregoing, profit before tax and minority interests increased 17.4% from RMB 41,717 million in 2001 to RMB 48,978 million (US$ 5,917 million) in 2002.

              TAXATION. Our income tax expense increased 18.5% from RMB 13,703 million in 2001 to RMB 16,234 million (US$ 1,961 million) in 2002. This increase was primarily due to an increase in our profit. Our effective tax rate was 32.8% in 2001 to 33.1% in 2002, respectively.

              NET PROFIT. As a result of the foregoing and after taking into account minority interests, net profit increased 16.9% from RMB 28,015 million in 2001 to RMB 32,742 million (US$ 3,956 million) in 2002. Net profit margin (net profit as a percentage of operating revenue) decreased from 27.9% in 2001 to 25.5% in 2002.

      YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

              OPERATING REVENUE. Operating revenue increased 54.4% from RMB 64,984 million in 2000 to RMB 100,331 million in 2001. This increase was primarily due to an increase in usage fees as a result of subscriber growth as well as the full year effect of including usage fees from subscribers of the seven companies we acquired in November 2000. This increase was partially offset by certain tariff adjustments implemented in early 2001. The tariff adjustments included the cancellation of various surcharges and the adjustment of long distance call tariffs during the first quarter of 2001. In addition, connection fees were eliminated as of July 1, 2001. Our total number of subscribers was approximately 69.6 million at December 31, 2001, compared to approximately 45.1 million at December 31, 2000. Excluding connection fees, operating revenue increased from RMB 62,771 million in 2000 to RMB 99,620 million in 2001.

              Revenue from usage fees increased 58.7% from RMB 46,287 million in 2000 to RMB 73,458 million in 2001. This increase was primarily a result of the increase in total subscriber numbers and the growth in usage volume, as well as the full year effect of our acquisition of the seven regional mobile telecommunications companies in November 2000. As a percentage of operating revenue, usage fees increased from 71.2% in 2000 to 73.2% in 2001.

              Revenue from monthly fees increased 46.4% from RMB 9,623 million in 2000 to RMB 14,085 million in 2001. This increase was mainly due to the increase in total contract subscriber numbers, as well as the full year effect of including monthly fees from subscribers of the seven companies we acquired in November 2000. As a percentage of operating revenue, monthly fees decreased from 14.8% in 2000 to 14.1% in 2001.

              Revenue from connection fees decreased 67.9% from RMB 2,213 million in 2000 to RMB 711 million in 2001. This decrease was primarily due to the gradual decrease and eventual elimination of connection fees charged to new contract subscribers. As a percentage of operating revenue, connection fees decreased from 3.4% in 2000 to 0.7% in 2001.

              Other operating revenue increased 76.0% from RMB 6,861 million in 2000 to RMB 12,077 million in 2001. This increase resulted principally from increased revenue from wireless data and value added services, incoming roaming revenue and interconnection revenue, as well as the full year effect of our acquisition of the seven companies in November 2000.

              OPERATING EXPENSES. Operating expenses increased 55.5% from RMB 38,158 million in 2000 to RMB 59,319 million in 2001. This increase primarily reflected the full year effect of including expenses attributable to the seven companies we acquired in 2000, our overall expanded network coverage and service scope and our larger subscriber base.

              Total leased line payments decreased 9.0% from RMB 5,501 million in 2000 to RMB 5,005 million in 2001. This decrease was primarily due to a reduction of leased line tariffs in 2001 and the construction of our own transmission lines in high traffic areas as well as our termination of the Total Access Communications System, or TACS, network. This decrease was partially offset by the full year effect of including leased line payments for transmission lines made by the seven companies we acquired in November 2000 and our network expansion into new coverage areas. As a percentage of operating expenses, total leased line payments decreased from 14.4% in 2000 to 8.4% in 2001.

              Interconnection expenses increased 56.7% from RMB 8,329 million in 2000 to RMB 13,055 million in 2001. This increase was mainly due to the full year effect of including interconnection expenses attributable to the seven companies we acquired in November 2000, as well as the increased traffic volume. This increase was partially offset by the cost savings achieved by realizing the economies of scale of increased traffic volume transmitted over our expanded network. Interconnection expenses as a percentage of operating expenses increased from 21.8% in 2000 to 22.0% in 2001.

              Depreciation expense increased 81.0% from RMB 9,759 million in 2000 to RMB 17,664 million in 2001. This increase was mainly due to the full year impact of the inclusion of the depreciation expenses of the seven companies we acquired in November 2000, as well as the increase in our network capacity, the additional investment we made in our GSM networks and the additional strategic investments we made in certain transmission networks and stations. As a percentage of operating expenses, depreciation expense increased from 25.6% in 2000 to 29.8% in 2001.

              Personnel expenses increased 33.4% from RMB 3,991 million in 2000 to RMB 5,325 million in 2001. This increase was primarily due to the full year effect of including personnel expenses of the seven companies we acquired in November 2000, as well as an increase in performance-based incentive compensation as a result of our further improved operating results. We believe that implementation of our performance-based compensation system has helped us to retain and attract talented staff and enhance employee productivity. As a percentage of operating expenses, personnel expenses decreased from 10.5% in 2000 to 9.0% in 2001.

              Other operating expenses increased 72.7% from RMB 10,578 million in 2000 to RMB 18,270 million in 2001. This increase was primarily due to the increase in selling and promotion expenses and the one-off costs associated with the migration of subscribers to our GSM networks from our analog service. The increase in selling and promotion expenses primarily reflects our larger subscriber base and the full year effect of our acquisition of the seven regional mobile telecommunications companies we acquired in November 2000. As a percentage of operating expenses, other operating expenses increased from 27.7% in 2000 to 30.8% in 2001.

              OPERATING PROFIT. As a result of the foregoing, operating profit increased 52.9% from RMB 26,826 million in 2000 to RMB 41,012 million in 2001, and operating margin (operating profit as a percentage of operating revenue) decreased slightly from 41.3% in 2000 to 40.9% in 2001.

              OTHER NET INCOME. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 74.2% from RMB 915 million in 2000 to RMB 1,594 million in 2001. This increase was principally due to the full year effect of our acquisition of the seven regional mobile telecommunications companies in November 2000, as well as increased sales of SIM cards due to our subscriber growth.

              FINANCE COSTS. Finance costs increased from RMB 824 million in 2000 to RMB 1,740 million in 2001. This increase was primarily due to the full year effect of including finance costs attributable to the seven companies we acquired in November 2000. This increase was also partly due to the full year impact of the interest on the US$ 690 million convertible notes issued in November 2000. In 2001, the average interest rate that we paid on our outstanding borrowings was approximately 5%.

              INTEREST INCOME. Interest income decreased 14.8% from RMB 1,006 million in 2000 to RMB 857 million in 2001. The higher interest income in 2000 was primarily due to our larger cash balances resulting from our capital raising and financing activities in 2000.

              NON-OPERATING NET INCOME/(EXPENSES). Non-operating net expenses increased 20.0% from RMB 5 million in 2000 to RMB 6 million in 2001. This increase was primarily due to the full year effect of our acquisition of the seven companies in November 2000.

              PROFIT BEFORE TAX AND MINORITY INTERESTS. As a result of the foregoing, profit before tax and minority interests increased 58.1% from RMB 26,393 million in 2000 to RMB 41,717 million in 2001.

              TAXATION. Our income tax expense increased 63.8% from RMB 8,366 million in 2000 to RMB 13,703 million in 2001. This increase was primarily due to an increase in our profit. Our effective tax rate increased from 31.7% in 2000 to 32.8% in 2001. The increase was largely a result of our acquisition of the seven companies in November 2000. The connection fee revenue and certain surcharge revenue from those seven companies were not subject to taxation in 2000 prior to their completion of the registration as wholly foreign-owned enterprises. The full year effect of interest expenses on the US$ 690 million convertible notes we issued in 2000 and the additional interest expenses on the RMB 5 billion bonds we issued in 2001, both of which are not tax deductible, also contributed to the higher effective tax rate.

              NET PROFIT. As a result of the foregoing and after taking into account minority interests, net profit increased 55.4% from RMB 18,027 million in 2000 to RMB 28,015 million in 2001. Net profit margin (net profit as a percentage of operating revenue) increased from 27.7% in 2000 to 27.9% in 2001.

LIQUIDITY AND CAPITAL RESOURCES

         LIQUIDITY

              Our principal source of liquidity is cash generated from our operations. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services and products. As of December 31, 2002, we had negative working capital (current assets minus current liabilities) of RMB 896 million (US$ 108 million) compared to working capital of RMB 9,458 million and RMB 5,847 as of December 31, 2001 and 2000, respectively. The decrease in working capital in 2002 was principally due to the inclusion of the outstanding debt of the eight regional mobile telecommunications companies we acquired in July of that year. As of December 31, 2000, 2001 and 2002, accounts receivable totaled RMB 7,252 million, RMB 5,728 million and RMB 6,066 million (US$ 733 million), respectively. The substantial decrease in accounts receivable in 2001 and 2002 was principally due to the fact that approximately 93.5% and 68.7% of the net additional subscribers in 2001 and 2002, respectively, were customers for prepaid services. Ongoing improvements in our internal credit control and billing systems also contributed to the decrease in our accounts receivable both in 2001 and 2002. Short-term bank and other loans and the current portion of obligations under capital leases totaled RMB 12,095 million, RMB 5,439 million and RMB 8,200 million (US$ 990 million) as at December 31, 2000, 2001 and 2002, respectively.

              The following table summarizes certain cash flow information for the periods indicated.

                                                                   YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                               2000          2001          2002
                                                               ----          ----          ----
                                                                    (in millions of RMB)
Net cash from operating activities.......................      35,449        50,971       69,422
Net cash used in investing activities....................     (91,869)      (45,248)     (64,117)
Net cash from/(used in) financing activities.............      64,773       (11,604)       5,449
                                                              -------       -------      -------
Net Increase/(decrease) in cash and cash equivalents.....       8,353        (5,881)      10,754
                                                              =======       =======      =======

              Net cash from operating activities increased from 2000 to 2001, reflecting the growth in operating revenue due to the full effect of the inclusion of the results of operations of the seven regional mobile telecommunications companies we acquired in November 2000 and the increase in our subscriber base through internal growth. Net cash from operating activities increased from 2001 to 2002, generally reflecting the growth in operating revenue due to the increase in our subscriber base through internal growth and the acquisition of the eight regional mobile telecommunications companies in July 2002.

              Net cash used in investing activities decreased from 2000 to 2001. This decrease was primarily due to the fact that we did not conduct any significant acquisitions during 2001. Net cash used in investing activities increased significantly from 2001 to 2002. This increase was principally a result of the payment of the consideration for our acquisition of the eight regional mobile telecommunications companies in July 2002.

              Net cash from financing activities decreased significantly from 2000 to 2001. This decrease was principally due to the fact that we significantly reduced our capital raising and financing activities during 2001, except for the RMB 5 billion floating rate bonds issued by Guangdong Mobile in June 2001. The proceeds from these bonds were applied solely to repay part of the RMB 12.5 billion syndicated loans. Net cash from financing activities increased significantly from 2001 to 2002. This increase was principally due to the issuance of new shares by the Company in June 2002 and the issuance of RMB 3 billion five-year guaranteed bonds and RMB 5 billion fifteen-year guaranteed bonds by Guangdong Mobile in October 2002. The proceeds from these shares and bonds were applied solely to pay part of the consideration for the acquisition of the eight regional mobile telecommunications companies in July 2002. See "-- Contractual Obligations and Commitments -- Indebtedness" below for more information regarding the offerings.

         CAPITAL EXPENDITURES

              Capital expenditures incurred during 2000, 2001 and 2002 were RMB 20,729 million, RMB 42,417 million and RMB 40,083 million (US$ 4,843 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities, infrastructure buildings and the development of new technologies and new businesses.

              We estimate that we will spend approximately US$ 5.6 billion in 2003, US$ 4.9 billion in 2004 and US$ 4.5 billion in 2005 in capital expenditures. We expect to incur these expenditures primarily for the purpose of:

         -    further expanding our GSM network capacity and coverage;

         -    increasing our efforts in improving our support systems;

         - building our own transmission facilities where economically advantageous;

         - constructing infrastructure buildings where economically advantageous; and

         -    developing and providing new technologies and new businesses.

Minimal capital expenditure is currently budgeted annually for third generation mobile networks monitoring and experimentation.

              Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short- term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2004.

              We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

         CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         INDEBTEDNESS

              As of December 31, 2000, 2001 and 2002, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB 13,708 million, RMB 6,739 million and RMB 12,676 million (US$ 1,531 million), respectively, and our short-term bank and other loans (including the current portion of long-term loans) and current portion of obligation under capital leases totaled RMB 12,095 million, RMB 5,439 million and RMB 8,200 million (US$ 990 million), respectively. Our short term loans and long term loans decreased in 2001 due to the repayment of a portion of the RMB
12.5 billion syndicated loans we entered into in October 2000. Our short term loans and long term loans increased in 2002 mainly due to the inclusion of the outstanding debt of the eight regional mobile telecommunications companies in 2002. Capital lease obligations totaled RMB 68 million (US$ 8 million) at December 31, 2002, all of which will be repayable in 2003. We currently plan to repay loan amounts due using cash in hand and cash from our operating activities.

              On November 2, 1999, we issued unsecured fixed rate notes with a principal amount of US$ 600 million due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000.

              On November 3, 2000, we issued unsecured convertible notes with a principal amount of US$ 690 million due on November 3, 2005. The notes bear interest at the rate of 2.25% per annum and such interest is payable semi-annually on May 3 and November 3 of each year, commencing May 3, 2001.

              Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese commercial banks, we borrowed an aggregate of RMB 12.5 billion in bank loans, including (1) an RMB 5.0 billion loan for a six-month term with a fixed interest rate of 5.022% per annum and (2) an RMB 7.5 billion loan for a three-year term with an interest rate of 5.346% per annum for the first year, to be adjusted annually on each anniversary of the first drawdown date of the loan to equal the rate that is 10% below the three-year base lending rate for financial institutions prevailing on such anniversary date as announced by the People's Bank of China. The loans are guaranteed jointly and severally by six of our operating subsidiaries. We repaid in full the RMB 5.0 billion loan and RMB 5.0 billion of the RMB 7.5 billion loan with proceeds from the Renminbi bond offering described above under " -- Overview of Our Operations -- Renminbi Bond Offering". As of December 31, 2002, RMB 2.5 billion of the loans had been drawn down and remained outstanding. During 2002, the average interest rate of these loans was approximately 5%.

              On June 18, 2001, Guangdong Mobile, one of our wholly-owned subsidiaries, issued bonds with a principal amount RMB 5 billion at a floating rate due June 18, 2011. Guangdong Mobile's payment obligations under the bonds are guaranteed in full by us, and our guarantee is further guaranteed by China Mobile Communications Corporation.

              The deferred consideration of US$ 2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 is subordinated to other senior debt owed by us from time to time, including but not limited to, the US$ 600 million fixed rate notes and US$ 690 million convertible notes issued in 1999 and 2000, respectively. In addition, this deferred consideration is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time without penalty. We are required to pay interest semi-annually on the actual amount of deferred consideration unpaid from the date of completion of the acquisition. Interest is calculated at the two-year US dollar London Inter-Bank Offered Rate ("LIBOR") swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the acquisition agreement for the first two years after completion of the acquisition. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination date. The payment of the deferred consideration and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other agreed currencies). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the acquisition agreement. We used the entire proceeds from the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$ 2,800 million deferred consideration.

              On October 28, 2002, Guangdong Mobile, one of our wholly-owned subsidiaries, issued RMB 3 billion five-year guaranteed bonds and RMB 5 billion fifteen-year guaranteed bonds. Guangdong Mobile's payment obligations under these two bonds are guaranteed in full by us, and our guarantee obligation is further guaranteed by China Mobile Communications Corporation.

              We currently enjoy a rating of Baa2 from Moody's and BBB from Standard & Poor's, which is equivalent to China's sovereign rating. Any downgrade in our credit rating will not trigger any events on our outstanding bonds or loans or our existing credit facilities. In addition, Moody's recently upgraded our international credit rating outlook from "stable" to "positive", and our management currently believes that a downgrade below Baa2 or BBB is not likely. However, under the terms of our US$ 690 million convertible notes and our US$ 600 million fixed rate notes, we are obligated to ensure that the aggregate debt of our subsidiaries does not exceed 120% of our consolidated adjusted earnings before interest, tax, depreciation and amortization and write-down and write-off of fixed assets, or EBITDA, for the most recently completed twelve-month period. We have complied with this covenant in the most recently completed twelve-month period. In addition, we currently do not foresee any event that would cause us to violate any of these covenants.

              For a discussion of our interest rate risk, please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

         OTHER CONTRACTUAL OBLIGATIONS AND COMMITMENTS

              As of December 31, 2002, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

         - our short-term and long-term debts (in addition to the bonds and notes described under " -- Indebtedness" above), which includes capital leases;

         -    operating leases; and

         -    capital commitments.

              In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

              For further disclosure regarding leases and other commitments, please see note 21 to our consolidated financial statements included elsewhere in this annual report.

              The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2002:

                                                                         PAYMENTS DUE BY PERIOD
                                                    --------------------------------------------------------------
                                                                                 OVER         OVER
                                                                              1 YEAR BUT   3 YEARS BUT
                                                                 LESS THAN     LESS THAN    LESS THAN       AFTER
           CONTRACTUAL OBLIGATIONS                   TOTAL        1 YEAR        3 YEARS      5 YEARS       5 YEARS
           -----------------------                   -----        ------        -------      -------       -------
                                                                         (in millions of RMB)
SHORT-TERM DEBT...............................       3,689         3,689             -            -             -
BILLS PAYABLE.................................       1,256         1,256             -            -             -
DEFERRED PAYABLE..............................      15,176             -             -            -        15,176
LONG-TERM DEBT (1)............................      40,791         4,443        23,238        3,080        10,030
CAPITAL LEASE OBLIGATIONS.....................          68            68             -            -             -
TRADE PAYABLE.................................      19,251        19,251             -            -             -
                                                    ------        ------        ------        -----        ------
TOTAL CONTRACTUAL CASH OBLIGATIONS............      80,231        28,707        23,238        3,080        25,206
                                                    ======        ======        ======        =====        ======

-----------------------
(1)  Including the current portion of long-term debt.

              The following table sets forth certain information regarding our other commercial commitments as of December 31, 2002:

                                                                           AMOUNT OF COMMITMENT
                                                                           EXPIRATION PER PERIOD
                                                   -------------------------------------------------------------------
                                                     TOTAL                    OVER 1 YEAR    OVER 3 YEARS
                                                    AMOUNTS     LESS THAN    BUT LESS THAN   BUT LESS THAN      OVER
      OTHER COMMERCIAL COMMITMENTS                 COMMITTED     1 YEAR        3 YEARS         5 YEARS        5 YEARS
      ----------------------------                 ---------     ------        -------         -------        --------
                                                                           (in millions of RMB)
OPERATING LEASES COMMITMENTS..................      14,718        6,088         4,678            1,950          2,002
CAPITAL COMMITMENTS...........................       6,437        6,437             -                -              -
                                                    ------       ------         -----            -----          -----
TOTAL COMMERCIAL COMMITMENTS..................      21,155       12,525         4,678            1,950          2,002
                                                    ======       ======         =====            =====          =====

              As of December 31, 2002, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

         FOREIGN EXCHANGE

              We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB 20,729 million, RMB 42,417 million and RMB 40,083 million (US$ 4,843 million) for 2000, 2001 and 2002, respectively. For 2000, a substantial portion of our capital expenditures was denominated in U.S. dollars and incurred in connection with our purchase of imported equipment. In addition, we also incur interest expense on foreign currency (mainly U.S. dollar) denominated borrowings. U.S. dollar denominated debt totaled the equivalent of RMB 11,855 million and RMB 26,353 million (US$ 3,184 million) at December 31, 2001 and 2002, respectively, constituting 40.5% and 43.2% of our total debt as of those dates, respectively.

              All of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See "Item 3. Key Information -- Risk Factors -- Fluctuations in exchange rates could adversely affect our financial results" and "Item 10. Additional Information -- Exchange Controls".

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

                                                               AS OF OR FOR THE YEAR ENDED DECEMBER 31
                                                    --------------------------------------------------------------
                                                       2000             2001             2002             2002
                                                       ----             ----             ----             ----
                                                                            (in millions)
Net profit in accordance with:
    Hong Kong GAAP...........................       RMB 18,027       RMB 28,015       RMB 32,742        US$ 3,956
    U.S. GAAP................................       RMB 24,137       RMB 34,236       RMB 37,202        US$ 4,495
Shareholders' equity in accordance with:
    Hong Kong GAAP...........................       RMB 83,760       RMB 111,779      RMB 172,202      US$ 20,804
    U.S. GAAP................................       RMB 95,650       RMB 140,300      RMB 134,575      US$ 16,259

              Under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the seven regional mobile telecommunications companies in November 2000 and the eight regional mobile telecommunications companies in July 2002. Under the purchase accounting method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill is the excess of the cost over the fair value of our share of the identifiable assets and liabilities acquired. Goodwill arising on the acquisition date of our acquisition of seven regional mobile telecommunications companies in November 2000 was eliminated against reserves immediately on acquisition. Due to the adoption of SSAP 30, which took effect in 2001, goodwill arising on the acquisition date of our acquisition of eight regional mobile telecommunications companies in July 2002 is amortized to the consolidated statements of income on a straight line of twenty years. See "Special Note on our Financial Information and Certain Statistical Information in this Annual Report".

              For U.S. GAAP, because we and the acquired companies were deemed to be under common control prior to the acquisitions, the acquisitions were considered a "combination of entities under common control". Under U.S. GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration we paid or payable in each acquisition was treated as an equity transaction in the respective years of each acquisition, and goodwill amortization recognized under Hong Kong GAAP in 2002 was reversed for U.S. GAAP purposes.

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

              Disclosure relating to these differences can be found in note 33 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 2001 and 2002 and our condensed consolidated statements of income, total shareholders' equity and cash flows for the years ended December 31, 2000, 2001 and 2002 prepared and presented under U.S. GAAP have been included in notes 33 and 34 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

              The following table sets forth certain information concerning our directors and senior management as of May 31, 2003.

NAME                      AGE    POSITION
----                      ---    --------
Mr. WANG Xiaochu........  45     Chairman; Chief Executive Officer

Mr. LI Yue..............  44     Executive Director; Vice President

Mr. LU Xiangdong........  43     Executive Director; Vice President

Mr. XUE Taohai..........  47     Executive Director; Vice President
                                 and Chief Financial Officer

Mr. HE Ning.............  41     Executive Director; Vice President

Mr. LI Gang.............  46     Executive Director

Mr. XU Long.............  46     Executive Director

Sir Christopher GENT....  54     Independent Non-Executive Director

Dr. LO Ka Shui..........  56     Independent Non-Executive Director

Mr. Frank K. S. WONG....  54     Independent Non-Executive Director

Mr. Moses M. C. CHENG...  52     Independent Non-Executive Director

Mr. ZHANG Ligui.........  60     Non-Executive Director

              Mr. Wang Xiaochu has served as our Chairman and Chief Executive Officer since March 1999. Mr. Wang is in charge of our overall management. He is also Vice President of China Mobile Communications Corporation, the ultimate controlling shareholder of the Company. Prior to joining us, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province. He was responsible for the development of China Telecom's telephone network management systems and various other information technology projects, and, as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 22 years of management experience in the telecommunications industry.

              Mr. Li Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has been serving as Vice President of China Mobile Communications Corporation since April 2000. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree and has over 27 years of management experience in the telecommunications industry.

              Mr. Lu Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer mainly in marketing, wireless data services, billing and settlement and corporate co-operation of the Company. He has been serving as Vice President of China Mobile Communications Corporation since April 2000. He previously served as the Director General of Fujian Wireless Telecommunications Bureau and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree and has nearly 21 years of management experience in the telecommunications industry.

              Mr. Xue Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. Mr. Xue is also the Vice President of China Mobile Communications Corporation. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the

Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and has over 23 years of experience in the telecommunications industry and financial management.

              Mr. He Ning has served as our Executive Director since August 1998. Mr. He is also a Vice President of the Company, assisting the Chief Executive Officer in the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Bureau, Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing University of Posts and Telecommunications and received a Master's Degree from Maastricht School of Management of the Netherlands. He has 19 years of management experience in the telecommunications industry.

              Mr. Li Gang has served as our Executive Director since August 1999. He is the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province and the Vice Chairman and President of Guangdong Mobile. He graduated from Beijing University of Posts and Telecommunications in 1985, and has 29 years of experience in the telecommunications industry.

              Mr. Xu Long has served as our Executive Director since August 1999. He is the Chairman and President of Zhejiang Mobile, responsible for the mobile telecommunications operations in Zhejiang Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Director of the General Office and Deputy Director General of Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 25 years of experience in the telecommunications industry.

              Sir Christopher Gent has served as our independent Non-Executive Director since February 2001. Sir Christopher is the Chief Executive of Vodafone Group Plc., one of the world's largest mobile telecommunications companies. Sir Christopher joined the Vodafone Group as Managing Director of Vodafone Limited in 1985 when Vodafone launched its first mobile phone service in the UK, and held the position until December 1996, when he became Group Chief Executive. He also represents Vodafone on the board of directors of the largest mobile telecommunications company in the United States, Verizon Wireless. Sir Christopher has many years of management experience in the telecommunications industry worldwide.

              Dr. Lo Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hong Kong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a director of Hong Kong Exchanges and Clearing Limited, a Vice Chairman of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, and a member of the Council of Advisors on Innovation and Technology. Dr. Lo graduated with a bachelor of science degree from McGill University in Canada and a doctorate degree in medicine from Cornell University in the United States. He is certified in cardiology. Dr. Lo has more than 23 years of experience in property and hotel development and investment both in Hong Kong and overseas.

              Mr. Frank K. S. Wong has served as our independent Non-Executive Director since August 2002. Mr. Wong is Vice Chairman of DBS Bank and Chairman of Dao Heng Bank. He previously served as the Designated Chief Executive for National Westminster Bank's Hong Kong branch and Chairman of the Hong Kong Futures Exchange. He also held various senior positions in JP Morgan's Hong Kong and London operations, and in Citibank-North Asia region. Mr. Wong has many years of finance and commercial management experience.

              Mr. Moses M. C. Cheng has served as our independent Non-Executive Director since March 2003. Mr. Cheng is a practicing solicitor and a senior partner of Messrs. P. C. Woo & Co. He is also Chairman of the Hong Kong Institute of Directors, Chairman of the Committee on the Promotion of Civic Education of Hong Kong and the Deputy Chairman of the Listing Committee of both the Main Board and Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. He previously served as an appointed member of the Legislative Council of Hong Kong from

1991 to 1995.

              Mr. Zhang Ligui has served as our Non-Executive Director since March 2003. Mr. Zhang has been serving as the President of China Mobile Communications Corporation since April 2000 and is in charge of the overall management of China Mobile Communications Corporation. Mr. Zhang previously served as the Director General of the Gansu Posts and Telecommunications Administration. He had also served as the Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, the Director General of the Beijing Telecommunications Bureau, and the Director General of the Directorate General of Posts and Telecommunications. Mr. Zhang graduated from Beijing University of Posts and Telecommunications and has over 37 years of management experience in the telecommunications industry.

              On July 3, 2002, Mr. Ding Donghua retired and resigned as our Director and Chief Financial Officer. On August 1, 2002, Professor Arthur Li Kwok Cheung resigned as our independent non-executive director. On March 18, 2003, Mr. Li Zhenqun resigned as our Vice Chairman and Chief Operating Officer. On the same date, each of Mr. Liu Ping, Mr. Yuan Jianguo and Mr. Wei Yiping resigned as our Director.

COMPENSATION

              The aggregate amount of compensation that we paid to our directors and executive officers during 2002 for services performed as directors, officers or employees was approximately RMB 15 million (US$ 1.8 million).

              We adopted a share option scheme on October 8, 1997, or the Old Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

              Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the Old Scheme was terminated and a new share option scheme, or the New Scheme, was adopted. The purpose of the New Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holdings companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, thereby providing incentives to these participants. Under the New Scheme, the directors of the Company may, at their discretion, invite the plan participants to take up options to subscribe for the ordinary shares of the Company.

              The maximum aggregate number of ordinary shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the New Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the New Scheme will not be counted for the purpose of calculating this 10% limit.

              As the Old Scheme was terminated with effect on June 24, 2002, no further options was granted under the Old Scheme thereafter. As at December 31, 2002, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 112,761,500. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the New Scheme is 1,773,844,445.

              The consideration payable for the grant of each option under each of the Old Scheme and the New Scheme is HK$ 1.00. For options granted before September 1, 2001 under the Old Scheme, the exercise price of the options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

        (i)   the nominal value of a share; and

        (ii) 80% of the average of the closing price of the ordinary share on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, on the five trading days immediately preceding the date on which the option was granted.

              With effect from September 1, 2001, the Hong Kong Stock Exchange requires that the exercise price of options to be at least the higher of the nominal value of an ordinary share, the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date on which the option was granted and the average closing price of the ordinary shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date on which the option was granted. During the year ended December 31, 2002, no option was granted under the Old Scheme.

              For options granted under the New Scheme, the exercise price of the options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

        (i)   the nominal value of an ordinary share;

        (ii) the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date on which the option was granted; and

        (iii) the average closing price of the ordinary shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Share options involving 150,476,500 ordinary shares were granted under the New Scheme during the year ended December 31, 2002.

              Under both the Old Scheme and the New Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the New Scheme).

              As at December 31, 2002, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under both the Old Scheme and, from June 24, 2002 onwards, the New Scheme. See "-- Share Ownership" below for details on options granted to our directors.

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

         AUDIT COMMITTEE

              The members of our audit committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Moses M. C. Cheng. The audit committee's major responsibilities include:

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

         REMUNERATION COMMITTEE

              The members of our remuneration committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K. S. Wong and Mr. Moses M. C. Cheng. The remuneration committee's major responsibilities include:

         - to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

         - to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

              Meetings of the remuneration committee are held when necessary.

         NOMINATION COMMITTEE

              The members of our nomination committee are Mr. Wang Xiaochu, as chairman of the committee, Dr. Lo Ka Shui, Mr. Frank K. S. Wong and Mr. Moses M.
C. Cheng. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the board on the matters in relation to the appointment and re-appointment of board members, and ensuring the proper and transparent procedures for the appointment and re-appointment of directors. Meetings of the nomination committee are held when necessary.

EMPLOYEES

              See "Item 4. Information on the Company -- Business Overview -- Employees".

SHARE OWNERSHIP

              As of December 31, 2002, the following directors and those members of our senior management named in the section entitled "Directors and Senior Management" had interests in our share capital:

          DIRECTOR                     NUMBER OF ADSS          PERCENTAGE OF CLASS
          --------                     --------------          -------------------
Wang Xiaochu......................           500                       *
Li Zhenqun (resigned).............           100                       *

---------------
* Less than 1%.

              Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

              As of December 31, 2002, options exercisable for an aggregate of 14,479,000 shares had been granted to the following directors and those members of our senior management named in the section "Directors and Senior Management" under our share option scheme and were outstanding.

              The following options are exercisable at a price of HK$ 33.91 per share through October 7, 2007.

             DIRECTOR                      NUMBER OF SHARES COVERED BY OPTIONS
             --------                      -----------------------------------
Wang Xiaochu.......................                     3,900,000
He Ning............................                     1,000,000
Li Gang............................                     1,000,000

              The following options are exercisable at a price of HK$ 45.04 per share through October 7, 2007.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                      100,000
He Ning.............................                       83,000
Li Gang.............................                       90,000
Xu Long.............................                      585,000
Liu Ping (resigned).................                      581,000
Yuan Jiangguo (resigned)............                      580,000
Wei Yiping (resigned)...............                      578,000

              The following options are exercisable at a price of HK$ 45.04 per share from April 25, 2005 through October 7, 2007.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                      100,000
He Ning.............................                       83,000
Li Gang.............................                       90,000
Xu Long.............................                      585,000
Liu Ping (resigned).................                      581,000
Yuan Jiangguo (resigned)............                      580,000
Wei Yiping (resigned)...............                      578,000

              The following options are exercisable at a price of HK$ 32.10 per share from June 22, 2003 through October 7, 2007.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                       60,000
Li Zhenqun (resigned)...............                      560,000
He Ning.............................                       45,000
Li Gang.............................                       50,000
Xu Long.............................                       47,500
Liu Ping (resigned).................                       40,000
Yuan Jianguo (resigned).............                       45,000
Wei Yiping (resigned)...............                       40,000

              The following options are exercisable at a price of HK$ 32.10 per share from June 22, 2006 through October 7, 2007.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                       60,000
Li Zhenqun (resigned)...............                      560,000
He Ning.............................                       45,000
Li Gang.............................                       50,000
Xu Long.............................                       47,500
Liu Ping (resigned).................                       40,000
Yuan Jianguo (resigned).............                       45,000
Wei Yiping (resigned)...............                       40,000

              The following options are exercisable at a price of HK$ 22.85 per share from July 3, 2004 through July 2, 2012.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                      150,000
Xue Taohai..........................                      100,000
Li Zhenqun (resigned)...............                      100,000
He Ning.............................                       90,000
Li Gang.............................                       95,000
Xu Long.............................                       90,000
Liu Ping (resigned).................                       50,000
Yuan Jianguo (resigned).............                       80,000
Wei Yiping (resigned)...............                       50,000

              The following options are exercisable at a price of HK$ 22.85 per share from July 3, 2007 through July 2, 2012.

              DIRECTOR                     NUMBER OF SHARES COVERED BY OPTIONS
              --------                     -----------------------------------
Wang Xiaochu........................                      150,000
Xue Taohai..........................                      100,000
Li Zhenqun (resigned)...............                      100,000
He Ning.............................                       90,000
Li Gang.............................                       95,000
Xu Long.............................                       90,000
Liu Ping (resigned).................                       50,000
Yuan Jianguo (resigned).............                       80,000
Wei Yiping (resigned)...............                       50,000

ITEM 7.  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

              As of May 31, 2003, approximately 75.7% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. China Mobile Communications Corporation, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2003, our majority shareholders held, directly or indirectly, between approximately 75% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See "Item 4. Information on the Company -- Industry Restructuring and Changes in Our Shareholding Structure" for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

              We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

RELATED PARTY TRANSACTIONS

              As of May 31, 2003, China Mobile Communications Corporation indirectly owns an aggregate of approximately 75.7% of our issued and outstanding share capital.

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

              With regard to international roaming, roaming calling charges incurred by an international mobile telecommunications services subscriber making or receiving a call while roaming in our service regions in Mainland China are collected for us and credited to us by China Mobile Communications Corporation, and we will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on the roaming calling charges from the international mobile telecommunications operators and shares such handling charge equally with us with respect to roaming in calls to our service regions. When our subscribers roam internationally, we will collect the roaming calling charges together with a 15% handling charge from our subscribers and will pay the roaming calling charges together with half of the handling charge collected to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile telecommunications operators concerned.

         LICENSING OF TRADEMARK

              China Mobile Communications Corporation is the owner of the "CHINA MOBILE" name and logo, a registered trademark in Mainland China, Cambodia and New Zealand. In addition, it has filed applications in Bangladesh, Canada, Hong Kong, India, Indonesia, Macau, Malaysia, Philippines, South Korea, Taiwan, Thailand and the Untied States to register the "CHINA MOBILE" name and logo as a trademark for certain goods and services. In July 2002, we entered into a new licensing agreement with China Mobile Communications Corporation for, among other things, the use of the "CHINA MOBILE" name and logo by us and our operating subsidiaries. The new licensing agreement replaces the previous licensing agreements entered into with China Mobile Communications Corporation in October 1999 and the supplemental licensing agreement entered into in September 2000. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of China Mobile Communications Corporation. China Mobile Communications Corporation may terminate the license agreement if it no longer has any interests in us.

         SPECTRUM FEES

              The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the State Development and Reform Commission and the Ministry of Finance, China Mobile Communications Corporation entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator under the Ministry of Information Industry's control based on the bandwidth of the frequency used and the number of base transceiver stations within the relevant operator's networks. In October 1999, we entered into an agreement with China Mobile Communications Corporation (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to us in our service regions. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and China Mobile Communications Corporation's operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

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

         SHARING OF INTER-PROVINCIAL TRANSMISSION LINE LEASING FEES

              In May 2000, we entered into an inter-provincial leased line agreement with China Mobile Communications Corporation, which was supplemented in September 2000, extending the application of this agreement to the seven regional mobile telecommunications companies we acquired in 2000 effective upon our acquisition. We entered into a further supplemental agreement in April 2002, which extended the application of this agreement to the eight regional mobile telecommunications companies we acquired in 2002. More details about the arrangements are described under "Item 5. Operating and Financial Review and Prospects -- Overview of Our Operations -- Our Operating Arrangements with China Mobile Communications Corporation Have Affected and May Continue to Affect Our Financial Results".

         INTERCONNECTION ARRANGEMENTS

              Our networks interconnect with the mobile telecommunications networks of China Mobile Communications Corporation in other regions. In May 2000, we entered into an interconnection and roaming agreement with China Mobile Communications Corporation (as amended by two supplemental agreements entered in September 2000 and April 2002). Under these agreements, with regard to inter-provincial roaming, when the roaming subscriber places a call from a roaming location, the operator of the visited network receives all long distance calling charges, if any, and when the roaming subscriber receives a call at a roaming location, the network operator with whom the subscriber is registered retains all long distance calling charges, if any.

              International long distance calling charges incurred by an international mobile telecommunications services subscriber making an international long distance call while roaming in the areas in Mainland China where we operate are collected by China Mobile Communications Corporation and are credited to us. We will make the necessary settlement with the relevant telecommunications operators in Mainland China. China Mobile Communications Corporation also collects a 15% handling charge on such international long distance calling charges from the international mobile telecommunications operators and shares such handling charges equally with us. When our subscribers roam internationally, we will collect the international long distance calling charges, if any, together with a 15% handling charge from our subscribers and will pay the international long distance calling charges together with half of the handling charges to China Mobile Communications Corporation, which will make the necessary settlement with the international mobile telecommunications operators concerned. Where long distance charges cannot be distinguished from base roaming charges, such long distance charges are grouped under roaming charges.

         PREPAID SERVICES

              Prepaid services allow subscribers to add value to their SIM cards by purchasing top-off cards from any of our network operators or China Mobile Communications Corporation's other network operators. We have entered into an agreement with China Mobile Communications Corporation regarding the sharing and settlement of revenue when prepaid subscribers purchase top-off cards from network operators other than their home network operators. This agreement is for a term of one year from July 1, 2000 (the sharing of revenue from prepaid subscribers purchasing top-off cards from network operators other than their home network operators commenced from February 1, 2000) and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The agreement was amended on May 11, 2001 with retroactive effect from April 21, 2001, and was further amended on April 29, 2002 to extend the application of the arrangement to the eight regional mobile telecommunications companies we acquired in 2002. Under the amended agreement, the mobile network operator in the location that issues the top-off card remits 95% of the face value of the top-off card to the subscriber's home network operator, and keeps the remainder as a handling charge. Prior to the amendment, the remittance amount to home network operator was 85% of the face value of the top-off card.

         PLATFORM DEVELOPMENT

              Aspire is 66.4% owned by us, and it is a joint venture with Vodafone and Hewlett-Packard Company. It entered into a platform development master agreement with each of us and China Mobile Communications Corporation on January 10, 2001. Under the two platform development master agreements, Aspire (or its subsidiaries) will provide the same scope of technology platform development and maintenance services to us and our subsidiaries and to China Mobile Communications Corporation and their respective mobile telecommunications subsidiaries in various regions in Mainland China. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

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

              In addition, Henan Mobile also entered into a sales service agreement with a subsidiary of China Mobile Communications Corporation in August 1999 pursuant to which such subsidiary has agreed to market through its outlets Henan Mobile's mobile telecommunications services. The maximum sales service charges of RMB 250 per subscriber are based on commercial negotiation on an arm's length basis by reference to the prevailing market rates.

         TELECOMMUNICATION SERVICES

              In April 2002, each of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile has, respectively, entered into an agreement with the respective subsidiary of China Mobile Communications Corporation for the provision of certain telecommunications services. These services include:

        (i) telecommunications projects planning, design and constructions services and telecommunications lines and pipelines construction services (as the case may be);

        (ii) telecommunications lines maintenance services provided to Anhui Mobile, Jiangxi Mobile, Shaanxi Mobile and Shanxi Mobile; and

        (iii) property leasing and property management services.

              For the services described in (i) and (ii) above, the charges payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges are determined with reference to market rates.

         TRANSMISSION TOWER SALES, INSTALLATION AND MAINTENANCE

              On May 8, 2002, we entered into an agreement with Hubei Communication Services Company, a wholly-owned subsidiary of China Mobile Communications Corporation, under which Hubei Communication

Services Company provided transmission towers and spare parts and related installation and maintenance services to our operating subsidiaries. The price of such transmission towers and spare parts and the charges payable for the services rendered under the agreement are determined either according to standards set by relevant governmental authorities in Mainland China or by reference to market rates.

         MISCELLANEOUS

              These transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Listing Rules of the Hong Kong Stock Exchange, these transactions are considered to be "connected transactions" and (other than the licensing of trademarks) would normally require full disclosure and prior independent shareholders' approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, waivers from compliance with the normal approval and disclosure requirements related to connected transactions under the Listing Rules (except for the licensing of trademarks), which will be effective until December 31, 2004, except that the waivers for transactions relating to prepaid services and platform development will be effective until December 31, 2006, upon the following conditions as applicable:

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

              - payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of China Mobile Communications Corporation for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment payable by us (other than the eight regional mobile telecommunications companies we acquired in
                   2002) to subsidiaries of China Mobile Communications Corporation for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

              - payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of China Mobile Communications Corporation for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated operating revenue in such year;

              - payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of China Mobile Communications Corporation for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

              - payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of China Mobile Communications Corporation for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated operating revenue in such year;

              - payments payable by Hebei Mobile to the relevant subsidiaries of China Mobile Communications Corporation for purchase of transmission towers, transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated operating revenue in such year;

              - handling charges received by us (other than the eight regional mobile telecommunications companies we acquired in
                   2002), from subsidiaries of China Mobile Communications Corporation in respect of prepaid services in 2003 shall not exceed 2% of our consolidated operating revenue in 2003 and in any fiscal years thereafter shall not exceed 1% of our consolidated operating revenue for such year, and handling charges paid by us to subsidiaries of China Mobile Communications Corporation in respect of prepaid services in 2003 shall not exceed 2% of our consolidated operating revenue in 2003 and in any fiscal years thereafter shall not exceed 1% of our consolidated operating revenue for such year;

              - payments payable by each of us (other than the eight regional mobile telecommunications companies we acquired in 2002), and China Mobile Communications Corporation to Aspire in respect of platform development charges in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year;

              - handling charges received by the eight regional mobile telecommunications companies we acquired in 2002 from the subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year, and handling charges paid by the eight regional mobile telecommunications companies we acquired in 2002 to subsidiaries of China Mobile Communications Corporation in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year;

              - payments in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of China Mobile Communications Corporation in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

              - telecommunications lines maintenance services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of China Mobile Communications Corporation in any fiscal year shall not exceed 0.04% of our consolidated operating revenue in such year;

              - property leasing and property management services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of China Mobile Communications Corporation in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year; and

              - payments to Hubei Communication Services Company, a subsidiary of China Mobile Communications Corporation, by us in respect of the purchase of transmission towers and related services in any fiscal year shall not exceed 0.5% of our consolidated operating revenue in such year.

              Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 12, 2001, June 24, 2002 and May 15, 2003, respectively.

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

LEGAL PROCEEDINGS

              We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial conditions and results of operation.

POLICY ON DIVIDEND DISTRIBUTIONS

              We hold in the highest regard the interests of our shareholders and the returns achieved for our shareholders, especially minority shareholders. Taking into account such factors as our business growth, financial position and cash flow, our board of directors is of the view that we have sufficient cash flow and financial strength to support our long-term development targets and to make a cash payout to shareholders. Having also considered the need to maintain sufficient financial resources and the capability to complete future acquisitions and investments in quality assets, as well as a possible share buyback under appropriate circumstances, with a view to generating the best possible return for shareholders, our board of directors recommended the first ever payment of a final dividend of HK$0.32 per share for the financial year ended December 31, 2002, representing a dividend payout ratio of 20%. We will endeavor to achieve a sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

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

              As of December 31, 2002 and May 31, 2003, there were 19,671,653,899 and 19,671,653,899, respectively, ordinary shares issued and outstanding. As of December 31, 2002 and May 31, 2003, there were, respectively, 110 and 111 registered holders of American depositary receipts evidencing 37,049,168 and 41,474,619 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

              The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows. The information for periods prior to July 2000 has been restated to reflect the change in our ADS-to-share ratio from one-to-twenty to one-to-five, which became effective on July 5, 2000.

                                                   PRICE PER SHARE (HK$)                 PRICE PER ADS (US$)
                                                 ------------------------             -------------------------
                                                 HIGH                LOW               HIGH               LOW
                                                 ----                ---               ----               ----
1998....................................         16.25               8.90             10.66               5.73
1999....................................         48.60              12.60             32.16               8.09
2000....................................         79.00              40.30             50.73              25.94
2001
      First Quarter.....................         50.50              33.30             33.00              21.45
      Second Quarter....................         42.70              29.70             27.45              19.50
      Third Quarter.....................         42.30              19.40             26.99              13.19
      Fourth Quarter....................         29.95              21.30             19.03              13.76

2002
      First Quarter.....................         28.40              21.50             17.87              13.60
      Second Quarter....................         27.30              22.35             17.61              14.25
      Third Quarter.....................         23.55              17.80             15.25              11.30

                                                   PRICE PER SHARE (HK$)                 PRICE PER ADS (US$)
                                                 ------------------------             -------------------------
                                                 HIGH                LOW               HIGH               LOW
                                                 ----                ---               ----               ----
      Fourth Quarter....................         21.75              18.20             13.81              11.65

2002
      November..........................         21.15              18.95             13.65              12.15
      December..........................         21.75              18.50             13.81              11.80
2003
      January...........................         20.10              18.40             12.88              11.56
      February..........................         18.30              16.80             11.90              10.94
      March.............................         17.35              15.45             11.28               9.85
      April.............................         16.35              14.85             10.34               9.30
      May...............................         17.95              15.85             11.71               9.90

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

              Pursuant to ordinary resolutions passed at our extraordinary general meeting held on November 10, 2000, our authorized share capital was increased, by the creation of an additional 14,000,000,000 ordinary shares of HK$ 0.10 each, which rank pari passu with the existing ordinary shares, to a total of HK$ 3,000,000,000 divided into 30,000,000,000 ordinary shares.

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

         MISCELLANEOUS

              We keep our share register with our share registrar, which is Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909.

MATERIAL CONTRACTS

              See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for certain arrangements we have entered into with China Mobile Communications Corporation.

         INTERCONNECTION ARRANGEMENTS

              Each of our operating subsidiaries has entered into an interconnection agreement with fixed line operators in its network area. A large portion of calls on our networks involve interconnection with the fixed line networks. The economic terms of the interconnection arrangements are described under "Item 4. Information on the Company -- Business Overview --
Interconnection".

         ASPIRE BUSINESS ALLIANCE WITH VODAFONE

              In addition, on January 9, 2002, Vodafone Americas Asia Inc., a subsidiary of Vodafone, and Aspire entered into a business alliance agreement under which Aspire will engage Vodafone Global Platform and Internet Services, a unit of Vodafone Americas Asia Inc., as a preferred provider of wireless data applications software in relation to the Aspire Mobile Information Service Center Platform, provided that software supplied to Aspire has at least equivalent technical specifications on the same or better commercial terms. Aspire and Vodafone Global Platform and Internet Services also agreed to use their reasonable efforts to coordinate the development of their respective wireless data platforms with the intention of providing a seamless delivery of wireless data services for their respective customers and enabling content and application providers to use a single application programming interface.

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

              In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into foreign currency to meet its foreign currency obligations or to pay dividends in foreign currency.

              The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. During the few years prior to 1994, the Renminbi experienced a devaluation against most major currencies, and a devaluation of approximately 50% of the Renminbi against the U.S. dollar occurred on January 3, 1994 in connection with the adoption of the new unitary exchange rate system. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against U.S. dollars. Any future devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 2001 and 2002, the Renminbi has remained stable against the U.S. dollar.

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

         STAMP DUTY

              Hong Kong stamp duty, currently charged at the rate of HK$ 1 per HK$ 1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$ 2 per HK$ 1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$ 5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$ 5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

         ESTATE DUTY

              The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner's residence, citizenship or domicile). Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$ 7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$ 10.5 million.

TAXATION -- UNITED STATES FEDERAL INCOME TAXATION

              This section describes the material United States Federal income tax consequences of the ownership and disposition of our shares or ADSs. This section applies to you only if you hold your shares or ADSs as capital assets for United States Federal income tax purposes. This section does not discuss special rules that may apply to you if you are a member of a special class of holders subject to special rules, including:

         -    a dealer in securities;

         - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

         -    a tax-exempt organization;

         -    a life insurance company;

         -    a person liable for alternative minimum tax;

         - a person that actually or constructively owns 10% or more of our voting stock;

         - a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

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

              In general, and taking into account the earlier assumptions, for United States Federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to the United States Federal income tax.

         TAXATION OF DIVIDENDS

              Under the United States Federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements, dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

              The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States Federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income", which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

         TAXATION OF CAPITAL GAINS

              Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

         PFIC RULES

              We believe that shares or ADSs should not be treated as stock of a PFIC for United States Federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares or ADSs:

         - at least 75% of our gross income for the taxable year is passive income; or

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

              If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

         - any gain you realize on the sale or other disposition of your shares or ADSs; and

         - any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

              Under these rules:

         - the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

         - the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

         - the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

         - the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

              If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income on long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

              In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income, Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for Untied States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

              If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

              We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term, fixed- and variable-rate bank and other loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2002.

              We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated short-term and long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2002. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

              The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2002 and 2001.

                                                                                       AS OF DECEMBER 31,  AS OF DECEMBER 31,
                                                  EXPECTED MATURITY DATE                     2002                 2001
                                ------------------------------------------------------ ------------------  -----------------
                                                                                         TOTAL              TOTAL
                                                                                        RECORDED    FAIR   RECORDED  FAIR
                                 2003       2004     2005     2006   2007   THEREAFTER   AMOUNT     VALUE   AMOUNT   VALUE
                                 ----       ----     ----     ----   ----   ----------   ------     -----   ------   -----
                                                     (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
Debt:
 Obligations under
   capital leases...........       68          -        -        -       -         -         68        68    1,720    1,733
   Average interest rate....     4.96%         -        -        -       -         -       4.96%        -     5.22%       -
 Fixed rate bank and
   other loans..............    4,562        145       62        -       -         -      4,769     4,762    5,472    5,553
   Average interest rate....     4.80%      6.56%    5.29%       -       -         -       4.86%        -     6.01%       -
 Variable rate bank and
   other loans..............    3,570     11,479      880       40      40        30     16,039    16,039    4,986    4,986
   Average interest rate....     5.05%      3.84%    5.36%    5.76%   5.76%     5.76%      5.05%        -     5.67%       -
 Fixed rate notes...........        -      4,961        -        -       -         -      4,961     5,418    4,956    5,375
   Average interest rate....        -       7.88%       -        -       -         -       7.88%        -     7.88%       -
 Convertible notes..........        -          -    5,711        -       -         -      5,711     5,576    5,708    5,400
   Average interest rate....        -          -     2.25%       -       -         -       2.25%        -     2.25%       -
 Bonds......................        -          -        -        -   3,000    10,000     13,000    13,309    5,000    5,045
   Average interest rate....        -          -        -        -    3.50%     4.18%      4.03%        -     4.00%       -
 Deferred payable...........        -          -        -        -       -    15,176     15,176    15,176        -        -
   Average interest rate....        -          -        -        -       -      3.80%      3.80%        -        -        -

-----------------------
* The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

              The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks, cash and cash equivalents, short and long-term debt obligations and capital commitments as of December 31, 2002 and 2001.

                                                                                       AS OF DECEMBER 31,  AS OF DECEMBER 31,
                                                  EXPECTED MATURITY DATE                     2002                 2001
                                ------------------------------------------------------ ------------------  ------------------
                                                                                         TOTAL              TOTAL
                                                                                        RECORDED    FAIR   RECORDED  FAIR
                                 2003       2004     2005     2006   2007   THEREAFTER   AMOUNT     VALUE   AMOUNT   VALUE
                                 ----       ----     ----     ----   ----   ----------   ------     -----   ------   -----
                                                  (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
On-balance sheet financial
  instruments:
Deposits with banks:
  in U.S. dollars.............    539          -        -      -      -         -            539      539     2,604   2,604
  in Hong Kong dollars........    132          -        -      -      -         -            132      132       130     130
Cash and cash equivalents:
  in U.S. dollars.............  2,574          -        -      -      -         -          2,574    2,574     2,505   2,505
  in Hong Kong dollars........    767          -        -      -      -         -            767      767     1,068   1,068
Debts:
  Fixed rate bank and other
  loans (U.S. dollar).........    230        144       62      -      -         -            436      446       413     436
     Average interest rate...    6.88%      6.56%    5.29%     -      -         -           6.55%       -      7.50%      -
  Variable rate bank and other
  loans (U.S.dollar)(1).......     69          -        -      -      -         -             69       69        79      79
    Average interest rate.....   3.68%         -        -      -      -         -           3.68%       -      7.58%      -

                                                                                       AS OF DECEMBER 31,  AS OF DECEMBER 31,
                                                  EXPECTED MATURITY DATE                     2002                 2001
                                ------------------------------------------------------ ------------------  -----------------
                                                                                         TOTAL              TOTAL
                                                                                        RECORDED    FAIR   RECORDED  FAIR
                                 2003       2004     2005     2006   2007   THEREAFTER   AMOUNT     VALUE   AMOUNT   VALUE
                                 ----       ----     ----     ----   ----   ----------   ------     -----   ------   -----
                                                     (RMB EQUIVALENT IN MILLIONS, EXCEPT INTEREST RATES)
Fixed rate notes (U.S.
  dollar).....................     -       4,961        -      -      -             -      4,961    5,418     4,956   5,375
    Average interest rate.....     -        7.88%       -      -      -             -       7.88%       -      7.88%      -
Convertible notes (U.S.
  dollar).....................     -           -    5,711      -      -             -      5,711    5,576     5,708   5,400
    Average interest rate.....     -           -     2.25%     -      -             -       2.25%       -      2.25%      -
Deferred payable(2)...........     -           -        -      -      -        15,176     15,176   15,176         -       -
    Average interest rate.....     -           -        -      -      -          3.80%      3.80%       -         -       -

Off-balance sheet commitments
  Capital commitments
  authorized and contracted
  for in U.S. dollar..........    48           -        -      -      -             -         48       48       469     469

-----------------------
(1) The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

(2) Pursuant to our agreement with China Mobile Communications Corporation and China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in July 2002, we have the option to pay the deferred payable in either U.S. dollars, Hong Kong dollars or Renminbi.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

              Not Applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

              Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS.

              None.

ITEM 15. CONTROLS AND PROCEDURES.

              Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

              There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

          Not applicable.

ITEM 16B. CODE OF ETHICS.

          Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ITEM 16.  Not applicable.

ITEM 17.  FINANCIAL STATEMENTS.

              The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.  FINANCIAL STATEMENTS.

              The following financial statements are filed as part of this annual report.

CHINA MOBILE (HONG KONG) LIMITED:

Index to consolidated financial statements....................................................       F-1

Independent auditors' report..................................................................       F-2

Consolidated statements of income for each of the three years ended December 31,
     2000, 2001 and 2002......................................................................       F-3

Consolidated balance sheets for each of the three years ended December 31, 2000,
     2001 and 2002............................................................................       F-5

Consolidated statements of cash flows for each of the three years ended
     December 31, 2000, 2001 and 2002.........................................................       F-7

Consolidated statements of shareholders' equity for each of the three years ended
     December 31, 2000, 2001 and 2002.........................................................      F-11

Notes to the accounts.........................................................................      F-12

ITEM 19.  EXHIBITS.

        (a) See Item 18 for a list of the financial statements filed as part of this annual report.

        (b)   Exhibits to this annual report:

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
  1.1            Memorandum and Articles of Association (as amended).(6)

  2.1            We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

  2.2            Guarantee from China Mobile Communications Corporation for the RMB 5 billion guaranteed bonds due
                 2011 issued by Guangdong Mobile.(6)

  2.3            Letter of Guarantee from China Mobile Communications Corporation for the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in
                 2002 (with English translation).

  4.1            Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
  4.2            Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong
                 Kong) Limited and China Mobile Communications Corporation.

  4.3            Amendment Letter dated June 18, 2002 between China Mobile (Hong Kong) Limited, Vodafone Group Plc and Vodafone Holdings.

  4.4            Supplemental Agreement relating to Frequency Spectrum/Numbering Resources Usage Agreement, Sharing
                 Agreement of Inter-provincial Long Distance Transmission Line Leasing Fee, Inter-provincial
                 Interconnection and Domestic and International Roaming Settlement Agreement, Agreement on
                 "Shenzhouxing" Roaming Settlement and Sharing of Revenue From Sales of Top-Off Cards From Network
                 Operators Other Than Their Home Network Operators, and Supplemental Agreement to Agreement on
                 "Shenzhouxing" Roaming Settlement and Sharing of Revenue from Sales And Value-Adding of Top-Off
                 Cards from Network Operators Other Than Their Home Network Operators dated April 29, 2002 between
                 China Mobile Communications Corporation, China Mobile (Hong Kong) Limited and the eight regional mobile communications companies (Anhui Mobile Communication Company Limited, Jiangxi Mobile
                 Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile
                 Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile
                 Communication Company Limited, Shaanxi Mobile Communication Company Limited, and Shanxi Mobile
                 Communication Company Limited) (with English translation).

  4.5            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Anhui
                 Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).

  4.6            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with
                 English translation).

  4.7            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with
                 English translation).

  4.8            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with
                 English translation).

  4.9            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Hubei
                 Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).

 4.10            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Hunan
                 Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).

 4.11            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with
                 English translation).

 4.12            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Shanxi
                 Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).

 4.13            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Anhui Mobile
                 Communication Company Limited and Anhui Communication Service Company (with English translation).

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.14            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Jiangxi Mobile
                 Communication Company Limited and Jiangxi Communication Service Company (with English translation).

 4.15            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Chongqing
                 Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).

 4.16            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Sichuan Mobile
                 Communication Company Limited and Sichuan Communication Service Company (with English translation).

 4.17            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hubei Mobile
                 Communication Company Limited and Hubei Communication Service Company (with English translation).

 4.18            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hunan Mobile
                 Communication Company Limited and Hunan Communication Service Company (with English translation).

 4.19            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shaanxi Mobile
                 Communication Company Limited and Shaanxi Communication Service Company (with English translation).

 4.20            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shanxi Mobile
                 Communication Company Limited and Shanxi Communication Service Company (with English translation).

 4.21            Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication
                 Company Limited and Anhui Communication Service Company (with English translation).

 4.22            Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication
                 Company Limited and Jiangxi Communication Service Company (with English translation).

 4.23            Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication
                 Company Limited and Chongqing Communication Service Company (with English translation).

 4.24            Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication
                 Company Limited and Sichuan Communication Service Company (with English translation).

 4.25            Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication
                 Company Limited and Hubei Communication Service Company (with English translation).

 4.26            Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication
                 Company Limited and Hunan Communication Service Company (with English translation).

 4.27            Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication
                 Company Limited and Shaanxi Communication Service Company (with English translation).

 4.28            Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication
                 Company Limited and Shanxi Communication Service Company (with English translation).

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.29            Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation).

 4.30            Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China
                 Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).

 4.31            Trademark License Agreement, dated April 24, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited. (7)

 4.32            Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong (BVI)
                 Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(7)

 4.33            Subscription Agreement, dated May 16, 2002, among Vodafone Group Plc, Vodafone Holdings (Jersey)
                 Limited and China Mobile (Hong Kong) Limited. (7)

 4.34            Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong) Limited and China
                 Mobile Communications Corporation.(6)

 4.35            Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom (Hong Kong) Limited. (4)

 4.36            Inter-Provincial Network Interconnection, Domestic and International Roaming and Settlement
                 Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom
                 (Hong Kong) Limited. (4)

 4.37            Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China Telecom (Hong
                 Kong) Limited.(4)

 4.38            Agreement Regarding the Roaming Settlement of "Shenzhouxing" Prepaid Services "Shenzhouxing" and
                 Revenues Sharing for Sales of Stored Value for Stored Value Cards, dated October 4, 2000, between
                 China Mobile Communications Corporation and China Mobile (Hong Kong) Limited.(1)

 4.39            Contract on Termination of the Trademark Licensing, dated September 15, 2000, between China
                 Telecommunications Corporation and China Mobile (Hong Kong) Limited.(1)

 4.40            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                 Mobile and Beijing Communications Service Company ("Beijing Service").(1)

 4.41            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                 Mobile and Beijing Service.(1)

 4.42            Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company
                 ("Beijing Huarui").(1)

 4.43            Agreement on Communications Projects Design and Construction, dated September 18, 2000, between
                 Beijing Mobile and Beijing Huarui.(1)

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

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.47            Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between
                 Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company ("Shanghai
                 Engineering").(1)

 4.48            Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between
                 Shanghai Mobile and Shanghai Engineering.(1)

 4.49            Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai
                 Mobile and Shanghai Communications Service Company ("Shanghai Service").(1)

 4.50            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Shanghai Mobile and Shanghai Service.(1)

 4.51            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shanghai Mobile and Shanghai Service.(1)

 4.52            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai Service.(1)

 4.53            Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin
                 Communications Service Company ("Tianjin Service").(1)

 4.54            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Tianjin Mobile and Tianjin Service.(1)

 4.55            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Tianjin Mobile and Tianjin Service.(1)

 4.56            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin Service.(1)

 4.57            Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and
                 Hebei Communications Service Company ("Hebei Service").(1)

 4.58            Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines,
                 dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications
                 Equipment and Machinery Plant.(1)

 4.59            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Hebei Mobile and Hebei Service.(1)

 4.60            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Hebei Mobile and Hebei Service.(1)

 4.61            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei Service.(1)

 4.62            Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company ("Liaoning Service").(1)

 4.63            Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning
                 Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau ("Liaoning
                 Engineering").(1)

 4.64            Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between
                 Liaoning Mobile and Liaoning Engineering.(1)

 4.65            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Liaoning Mobile and Liaoning Service.(1)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.66            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Liaoning Mobile and Liaoning Service.(1)

 4.67            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning Service.(1)

 4.68            Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong
                 Mobile and Shandong Communications Service Company ("Shandong Service").(1)

 4.69            Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong
                 Mobile and Shandong Mobile Communications Engineering Bureau.(1)

 4.70            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Shandong Mobile and Shandong Service. (1)

 4.71            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shandong Mobile and Shandong Service. (1)

 4.72            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong Service.(1)

 4.73            Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications
                 Service Company ("Guangxi Service").(1)

 4.74            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications
                 Corporation, Guangxi Mobile and Guangxi Service.(1)

 4.75            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Guangxi Mobile and Guangxi Service.(1)

 4.76            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi Service.(1)

 4.77            Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited, Vodafone Group Plc,
                 China International Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East
                 Limited.(1)

 4.78            Syndicated loan agreement for RMB 7,500,000,000 among China Mobile (Shenzhen) Limited,
                 Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
                 Industrial and Commercial Bank of China, Bank of Communications, Hong Kong and Shanghai Banking
                 Corporation Ltd., China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated
                 October 7, 2000.(1)

 4.79            Syndicated loan agreement for RMB 5,000,000,000 among China Mobile (Shenzhen) Limited,
                 Construction Bank of China, Bank of China, State Development Bank, Agriculture Bank of China,
                 Industrial and Commercial Bank of China, Bank of Communications, Hong Kong & Shanghai Banking
                 Corporation Ltd., China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated
                 October 7, 2000.(1)

 4.80            Conditional Sale and Purchase Agreement, dated October 4, 2000, among China Mobile Communications
                 Corporation, China Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong) Limited.(1)

 4.81            Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom Hong Kong
                 (BVI) Limited, China Telecom (Hong Kong) Group Limited and China Telecom (Hong Kong) Limited.(2)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.82            Agreement Regarding Provincial Network Interconnection, Roaming and Settlement of Account, dated
                 October 8, 1999, between China Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited.(2)

 4.83            Agreement Regarding the Use of Frequency/Number Resources, dated October 8, 1999, between China
                 Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited.(2)

 4.84            Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between Guangdong Mobile and Guangdong Posts and Telecommunications Administration ("PTA").(2)

 4.85            Agreement Regarding Network Interconnection and Settlement of Account, dated October 5, 1999, between Zhejiang Mobile and Zhejiang PTA.(2)

 4.86            Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between Jiangsu Mobile and Jiangsu PTA.(2)

 4.87            Agreement Regarding Network Interconnection and Settlement of Account, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA.(2)

 4.88            Synchronous Clock Port Leasing Agreement, dated August 30, 1999, between Fujian Mobile
                 Communication Bureau and Fujian PTA.(2)

 4.89            Building and Facilities Leasing Agreement, dated August 30, 1999, between Fujian Mobile and Fujian
                 PTA.(2)

 4.90            Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian
                 Mobile Communication Bureau and Fujian PTA.(2)

 4.91            Building and Facility Leasing Agreement, dated September 25, 1999, between Fujian Mobile and
                 Fujian Xunjie Communications Technical Services Company ("Xunjie").(2)

 4.92            Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between Henan Mobile and Henan PTA.(2)

 4.93            Synchronous Clock Port Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                 PTA.(2)

 4.94            Building and Facilities Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                 PTA.(2)

 4.95            Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between Hainan Mobile and Hainan PTA.(2)

 4.96            Building and Facilities Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                 PTA.(2)

 4.97            Real Estates Leasing Agreement, dated September 24, 1999, between Hainan Mobile and Hainan
                 Communication Service Company ("Hainan Service").(2)

 8.1             List of major subsidiaries.

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

(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 13, 2002.

                                   SIGNATURES

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                           CHINA MOBILE (HONG KONG) LIMITED

                           By:  /s/ WANG Xiaochu
                                --------------------------------------------
                                Name: Wang Xiaochu
                                Title: Chairman and Chief Executive Officer

Date: June 17, 2003

                                 CERTIFICATIONS

              I, WANG Xiaochu, certify that:

              1. I have reviewed this annual report on Form 20-F of China Mobile (Hong Kong) Limited;

              2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

              3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

              4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                 a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                 b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                 c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

              5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                 a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                 b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

              6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                 /s/ WANG Xiaochu
                                 -----------------------------------------------
                                 Name:  WANG Xiaochu
                                 Title: Chairman and Chief Executive Officer

Date: June 17, 2003

              I, XUE Taohai, certify that:

              1. I have reviewed this annual report on Form 20-F of China Mobile (Hong Kong) Limited;

              2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

              3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

              4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                 a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                 b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                 c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

              5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                 a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                 b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

              6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                            /s/ XUE Taohai
                            ----------------------------------------------------
                            Name:  XUE Taohai
                            Title: Vice President and Chief Financial Officer

Date: June 17, 2003

[KPMG LOGO]

                        China Mobile (Hong Kong) Limited

                      For the year ended December 31, 2002

                        Consolidated Financial Statements

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements

Index to Consolidated Financial Statements

                                                                                                  PAGE NO.
Independent auditors' report                                                                             F-2

Consolidated statements of income for each of the three years ended
  December 31, 2000, 2001 and 2002                                                                 F-3 - F-4

Consolidated balance sheets as of December 31, 2001 and 2002                                       F-5 - F-6

Consolidated statements of cash flows for each of the three years ended
  December 31, 2000, 2001 and 2002                                                                F-7 - F-10

Consolidated statements of shareholders' equity for each of the three
  years ended December 31, 2000, 2001 and 2002                                                          F-11

Notes to consolidated financial statements                                                      F-12 - F-110

[KPMG LOGO]

Independent Auditors' Report

The Board of Directors and Shareholders of
China Mobile (Hong Kong) Limited:

We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited and subsidiaries (the "Group") as of December 31, 2001 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong
Kong) Limited and subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 33 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG
Hong Kong

March 18, 2003

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Statements of Income
(Amounts in millions, except share data)

                                                                                     Year ended December 31,
                                                                ---------------------------------------------------------------
                                                Note             2000               2001               2002               2002
                                                                  RMB               RMB                RMB                 US$
OPERATING REVENUE

Usage fees                                                      46,287             73,458             93,272             11,269
Monthly fees                                                     9,623             14,085             16,901              2,042
Connection fees                                                  2,213                711                  -                  -
Other operating revenue                                          6,861             12,077             18,388              2,221
                                                                ------            -------            -------             ------

TOTAL OPERATING REVENUE                           3             64,984            100,331            128,561             15,532
                                                                ------            -------            -------             ------

OPERATING EXPENSES

Leased lines                                                     5,501              5,005              5,287                639
Interconnection                                                  8,329             13,055             12,975              1,568
Depreciation                                                     9,759             17,664             26,827              3,241
Personnel                                                        3,991              5,325              6,757                816
Other operating expenses                                        10,578             18,270             27,919              3,373
                                                                ------            -------            -------             ------

TOTAL OPERATING EXPENSES                          4             38,158             59,319             79,765              9,637
                                                                ======            =======            =======             ======

OPERATING PROFIT                                                26,826             41,012             48,796              5,895

AMORTIZATION OF GOODWILL                         14                  -                  -               (936)              (113)

WRITE-DOWN AND WRITE-OFF OF ANALOG
  NETWORK EQUIPMENT                               5             (1,525)                 -                  -                  -

OTHER NET INCOME                                  6                915              1,594              1,686                204

NON-OPERATING NET (EXPENSES) / INCOME             7                 (5)                (6)               571                 69

INTEREST INCOME                                                  1,006                857                713                 86

FINANCE COSTS                                    20               (824)            (1,740)            (1,852)              (224)
                                                                ------            -------            -------             ------

PROFIT BEFORE TAX                                               26,393             41,717             48,978              5,917

INCOME TAX                                        8             (8,366)           (13,703)           (16,234)            (1,961)
                                                                ------            -------            -------             ------

PROFIT AFTER TAX                                                18,027             28,014             32,744              3,956

MINORITY INTERESTS                                                   -                  1                 (2)                 -
                                                                ------            -------            -------             ------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                             18,027             28,015             32,742              3,956
                                                                ======            =======            =======             ======

DIVIDENDS ATTRIBUTABLE TO THE YEAR:
Final dividend proposed after the balance
  sheet date                                      9                  -                  -              6,678                807
                                                                ======            =======            =======             ======

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Statements of Income (Continued)
(Amounts in millions, except share data)

                                                                          Year ended December 31,
                                                   -------------------------------------------------------------------
                                        Note           2000                2001               2002              2002
                                                        RMB                 RMB                RMB               US$
BASIC NET PROFIT PER SHARE              2(u)       RMB      1.25       RMB      1.51      RMB      1.71       US$ 0.21
                                                   =============       =============      =============       ========

WEIGHTED AVERAGE
  NUMBER OF SHARES USED
  IN CALCULATING BASIC NET
  PROFIT PER SHARE
  (THOUSANDS)                                         14,394,313          18,605,371         19,151,322
                                                   =============       =============      =============

DILUTED NET PROFIT PER
  SHARE                                 2(u)       RMB      1.25       RMB      1.51      RMB      1.71       US$ 0.21
                                                   =============       =============      =============       ========

WEIGHTED AVERAGE
  NUMBER OF SHARES USED
  IN CALCULATING DILUTED
  NET PROFIT PER SHARE
  (THOUSANDS)                                         14,409,503          18,698,023         19,243,050
                                                   =============       =============      =============

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Balance Sheets
(Amounts in millions)

                                                                       December 31,
                                                           ------------------------------------
                                                 Note        2001           2002          2002
                                                             RMB            RMB            US$
ASSETS

Current assets
  Cash and cash equivalents                                 21,821         32,575         3,935
  Deposits with banks                                       14,970         11,069         1,337
  Accounts receivable                             10         5,728          6,066           733
  Other receivables                               11         1,189          1,465           177
  Inventories                                                1,029          1,586           192
  Deferred tax - current portion                  17         1,362          3,116           377
  Prepayments and other current assets                       1,571          2,059           249
  Amount due from ultimate holding
     company                                      12           503          1,282           155
                                                           -------        -------        ------

  Total current assets                                      48,173         59,218         7,155

Fixed assets                                      13       105,208        165,409        19,984
Construction in progress                                    19,981         23,013         2,780
Goodwill                                          14             -         36,522         4,412
Interest in associates                            15            16             16             2
Investment securities                             16            77             77             9
Deferred tax - long term portion                  17           114            455            54
Deferred expenses                                 18           180            190            23
                                                           -------        -------        ------

TOTAL ASSETS                                               173,749        284,900        34,419
                                                           =======        =======        ======

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Balance Sheets (Continued)
(Amounts in millions)

                                                                              December 31,
                                                                  ----------------------------------
                                                      Note          2001         2002          2002
                                                                    RMB           RMB           US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                     19          11,317        19,251        2,326
  Bills payable                                                     1,458         1,256          152
  Deferred revenue - current portion                   23           3,417         6,760          816
  Bank loans and other interest-bearing
    borrowings                                         20           4,531         8,132          982
  Taxes payable                                                     6,003         6,568          794
  Obligations under capital lease
    - current portion                                  21             908            68            8
 Amount due to immediate holding
   company                                             12               -           402           49
 Amount due to ultimate holding company                12             241         1,217          147
 Accrued expenses and other payables                   22          10,840        16,460        1,989
                                                                  -------       -------       ------

 Total current liabilities                                         38,715        60,114        7,263

Bank loans and other interest-bearing
  borrowings                                           20          21,591        36,348        4,391
Obligations under capital lease
  - long term portion                                  21             812             -            -
Amount due to immediate holding
  company                                              12               -        15,176        1,833
Deferred revenue - long term portion                   23             820           869          105
                                                                  -------       -------       ------

TOTAL LIABILITIES                                                  61,938       112,507       13,592

Minority interests                                                     32           191           23

SHAREHOLDERS' EQUITY                                              111,779       172,202       20,804
                                                                  -------       -------       ------

TOTAL LIABILITIES AND  SHAREHOLDERS' EQUITY                       173,749       284,900       34,419
                                                                  =======       =======       ======

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Statements of Cash Flows
(Amounts in millions)

                                                                                 Year ended December 31,
                                                                   ----------------------------------------------------
                                                                    2000           2001            2002          2002
                                                                     RMB           RMB             RMB            US$
OPERATING ACTIVITIES
Profit before taxation                                             26,393         41,717          48,978         5,917
Adjustment for:
- Depreciation of fixed assets                                      9,759         17,664          26,827         3,241
- Write-down and write-off of analog network
  equipment                                                         1,525              -               -             -
- Amortization of goodwill                                              -              -             936           113
- Provision for interest in associates                                  -             30               -             -
- Profit on deemed disposal of a subsidiary                             -            (54)           (255)          (31)
- Loss on sale of fixed assets                                        126            275             205            25
- Write off of fixed assets                                             -              -              96            12
- Provision for doubtful accounts                                   1,346          1,737           1,749           211
- Amortization of deferred expenses                                    15             39              43             5
- Interest income                                                  (1,006)          (857)           (713)          (86)
- Interest expense and capital lease charges                          824          1,740           1,852           224
- Dividend income                                                     (26)           (43)            (25)           (3)
- Unrealized exchange loss, net                                        (2)             4               8             1
                                                                   ------        -------         -------        ------

OPERATING PROFIT BEFORE CHANGES IN WORKING
  CAPITAL                                                          38,954         62,252          79,701         9,629

Increase in inventories                                              (408)          (124)           (234)          (28)
Decrease in amount due from ultimate holding
  company                                                             409             54             765            92
Increase in accounts receivable                                      (985)          (213)           (733)          (89)
Decrease/(increase) in other receivables                               54          1,111            (234)          (28)
(Increase)/decrease in prepayments and other current
  assets                                                             (262)          (282)             91            11
Decrease in amounts due from related parties                        1,700              -               -             -
Increase/(decrease) in amount due to ultimate holding
  company                                                              14           (437)            450            54
Increase in amount due to immediate holding
  company                                                               -              -             402            49
Increase/(decrease) in accounts payable                             1,179         (1,724)          4,915           594
Decrease in amount due to related parties                          (1,696)             -               -             -
Increase in accrued expenses and other payables                     1,319          2,616             469            57
Increase in deferred revenue                                        1,123            583           2,370           286
                                                                   ------        -------         -------        ------

CASH GENERATED FROM OPERATIONS                                     41,401         63,836          87,962        10,627

Tax paid
- PRC income tax paid                                              (5,952)       (12,865)        (18,540)       (2,240)
                                                                   ------        -------         -------        ------

NET CASH FROM OPERATING ACTIVITIES CARRIED FORWARD                 35,449         50,971          69,422         8,387
                                                                   ------        -------         -------        ------

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Statements of Cash Flows (Continued)
(Amounts in millions)

                                                                                       Year ended December 31,
                                                                            ----------------------------------------------
                                                                   Note      2000          2001        2002          2002
                                                                              RMB          RMB          RMB           US$
NET CASH FROM OPERATING ACTIVITIES BROUGHT FORWARD                           35,449       50,971       69,422        8,387
                                                                            -------      -------      -------       ------
INVESTING ACTIVITIES
Payment of amount due to immediate holding company
  in respect of acquisition of subsidiaries                                       -       (4,136)           -            -
Payment for acquisition of subsidiaries (net of cash and
  cash equivalents acquired)                                       (b)      (67,299)           -      (28,733)      (3,471)
Capital expenditure                                                         (21,964)     (39,500)     (41,000)      (4,954)
Proceeds from sale of fixed assets                                              264          204          411           50
Proceeds from issuance of shares to minority interest
  by subsidiary, net of expenses                                                 17           69          412           50
(Increase)/decrease in deposits with banks                                   (3,881)      (2,766)       3,901          471
Interest received                                                               994          867          867          105
Dividends received from associate                                                 -           14           25            3
                                                                            -------      -------      -------       ------

NET CASH USED IN INVESTING ACTIVITIES                                       (91,869)     (45,248)     (64,117)      (7,746)
                                                                            -------      -------      -------       ------

FINANCING ACTIVITIES

Proceeds from issue of shares, net of expenses                               55,812            4        5,970          721
Proceeds from bank and other loans                                           12,736        5,407        6,955          840
Repayments of bank and other loans                                           (8,130)     (17,897)     (12,232)      (1,478)
Repayment of obligations under capital lease                                   (362)      (2,055)      (1,652)        (200)
Proceeds from issue of bonds                                                      -        5,000        8,000          967
Expenses on issue of bonds                                                        -          (55)         (53)          (6)
Proceeds from issue of convertible notes                                      5,708            -            -            -
Expenses on issue of convertible notes                                         (128)           -            -            -
Interest paid                                                                  (863)      (2,008)      (1,539)        (186)
                                                                            -------      -------      -------       ------

NET CASH FROM / (USED IN) FINANCING ACTIVITIES                               64,773      (11,604)       5,449          658
                                                                            =======      =======      =======       ======

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                          8,353       (5,881)      10,754        1,299

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               19,349       27,702       21,821        2,636
                                                                            -------      -------      -------       ------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                     27,702       21,821       32,575        3,935
                                                                            =======      =======      =======       ======

ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS
Deposits with banks maturing within three months
  when placed                                                                 6,457        3,818        5,004          604
Cash and bank balances                                                       21,245       18,003       27,571        3,331
                                                                            -------      -------      -------       ------

                                                                             27,702       21,821       32,575        3,935
                                                                            =======      =======      =======       ======

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Consolidated Statements of Cash Flows (Continued)
         (Amounts in millions)

(a)      ACQUISITION OF SUBSIDIARIES

                                                                Year ended December 31,
                                                           -----------------------------------
                                                             2000          2001          2002
                                                             RMB           RMB           RMB
Net assets acquired:
Fixed assets                                                37,391             -        43,665
Construction in progress                                     5,104             -         7,024
Investment securities                                           35             -             -
Deferred tax                                                   723             -           619
Inventories                                                    213             -           323
Amount due from ultimate holding company                       874             -         1,544
Accounts receivable                                          2,656             -         1,206
Other receivables                                            1,790             -           344
Prepayments and other current assets                           510             -           579
Deposits with banks                                             96             -             -
Cash and cash equivalents                                    7,681             -         5,339
Bank and other loans                                        (4,241)            -        (4,342)
Bills payable                                                  (57)            -           (66)
Obligations under capital lease - current portion           (1,706)            -             -
Amount due to ultimate holding company                           -             -          (526)
Accounts payable                                            (4,926)            -        (3,849)
Accrued expenses and other payables                         (2,897)            -        (4,657)
Long-term bank and other loans                              (7,521)            -       (11,285)
Taxes payable                                               (1,436)            -        (1,395)
Obligations under capital lease - long-term portion         (1,305)            -             -
Deferred revenue                                            (1,039)            -        (1,022)
                                                           -------        ------       -------

                                                            31,945             -        33,501

Goodwill arising on acquisition                            239,540             -        37,458
                                                           -------        ------       -------

                                                           271,485             -        70,959
                                                           =======        ======       =======

Satisfied by: Cash consideration                            79,116             -        49,248
              Issue of ordinary shares                     192,369             -        21,711
                                                           -------        ------       -------

                                                           271,485             -        70,959
                                                           =======        ======       =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Consolidated Statements of Cash Flows (Continued)
         (Amounts in millions)

(b) ANALYSIS OF NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF SUBSIDIARIES

                                                                 Year ended December 31,
                                                           ------------------------------------
                                                            2000           2001         2002
                                                             RMB            RMB          RMB
Cash consideration                                          79,116             -        49,248
Cash and cash equivalents acquired                          (7,681)            -        (5,339)
Amount due to immediate holding company                     (4,136)            -       (15,176)
                                                           -------        ------       -------

Net outflow of cash and cash equivalents in
 respect of acquisition of subsidiaries                     67,299             -        28,733
                                                           =======        ======       =======

(c)      SIGNIFICANT NON-CASH TRANSACTIONS:

         The Group incurred payables of RMB10,270 and RMB1,190 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2002. On July 1, 2002, the Group issued new shares to China Mobile Hong Kong (BVI) Limited ("CMHK
         (BVI)") at HK$20,458 (RMB equivalent 21,711) respectively as part of the consideration for the acquisition of the entire issued share capital of Anhui Mobile (BVI) Limited ("Anhui Mobile BVI"), Jiangxi Mobile (BVI) Limited ("Jiangxi Mobile BVI"), Chongqing Mobile (BVI) Limited ("Chongqing Mobile BVI"), Sichuan Mobile (BVI) Limited ("Sichuan Mobile BVI"), Hubei Mobile (BVI) Limited ("Hubei Mobile BVI"), Hunan Mobile (BVI) Limited ("Hunan Mobile BVI"), Shaanxi Mobile
         (BVI) Limited ("Shaanxi Mobile BVI") and Shanxi Mobile Communication
         (BVI) Limited ("Shanxi Mobile BVI").

         The Group incurred payables of RMB8,679 and RMB1,337 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2001.

         The Group incurred payables of RMB5,555 and RMB1,005 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2000. In November 2000, the Group issued new shares to CMHK (BVI) at HK$181,412 (RMB equivalent 192,369) as part of the consideration for the acquisition of Beijing Mobile (BVI) Limited ("Beijing Mobile BVI"), Shanghai Mobile (BVI) Limited ("Shanghai Mobile BVI"), Tianjin Mobile (BVI) Limited ("Tianjin Mobile BVI"), Hebei Mobile (BVI) Limited ("Hebei Mobile BVI"), Liaoning Mobile (BVI) Limited ("Liaoning Mobile BVI"), Shandong Mobile (BVI) Limited ("Shandong Mobile BVI") and Guangxi Mobile (BVI) Limited ("Guangxi Mobile BVI").

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

Consolidated Statements of Shareholders' Equity
(Amounts in millions, except share data)

STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS:

                                                                              Number of
                                                                               ordinary       Share     Share      Capital   General
                                                                                shares       capital   premium     Reserve   reserve
                                                                                               RMB       RMB         RMB       RMB
Shareholders' equity at January 1, 2000                                    13,706,287,021     1,467     99,345     (56,930)     72
Goodwill arising on acquisition of subsidiaries                                         -         -          -    (239,540)      -
Transfer from statements of income                                                      -         -          -           -       -
Shares issued under share option scheme                                         3,974,000         -         89           -       -
Issue of new shares to the professional and institutional
   investors                                                                1,115,643,845       119     56,694           -       -
Issue of consideration shares for acquisition of subsidiaries               3,779,407,375       400    191,969           -       -
Expenses incurred in connection with the issue of new shares to
   professional and institutional investors                                             -         -     (1,090)          -       -
Appropriation                                                                           -         -          -           -       -
                                                                           --------------    ------    -------    --------     ---

Shareholders' equity at December 31, 2000                                  18,605,312,241     1,986    347,007    (296,470)     72
                                                                           ==============    ======    =======    ========     ===

Shareholders' equity at January 1, 2001                                    18,605,312,241     1,986    347,007    (296,470)     72
Transfer from statements of income                                                      -         -          -           -       -
Shares issued under share option scheme                                            93,000         -          4           -       -
Appropriation                                                                           -         -          -           -       -
                                                                           --------------    ------    -------    --------     ---

Shareholders' equity at December 31, 2001                                  18,605,405,241     1,986    347,011    (296,470)     72
                                                                           ==============    ======    =======    ========     ===

Shareholders' equity at January 1, 2001                                    18,605,405,241     1,986    347,011    (296,470)     72
Transfer from statements of income                                                      -         -          -           -       -
Shares issued under share option scheme                                         2,100,000         -         24           -       -
Issue of new shares                                                           236,634,212        25      6,180           -       -
Issue of consideration shares for acquisition of subsidiaries                 827,514,446        88     21,623           -       -
Expenses incurred in connection with the issue of consideration
   shares                                                                               -         -       (259)          -       -
Appropriation                                                                           -         -          -           -       -
                                                                           --------------    ------    -------    --------     ---

Shareholders' equity at December 31, 2002                                  19,671,653,899     2,099    374,579    (296,470)     72
                                                                           ==============    ======    =======    ========     ===

                                                                                  PRC
                                                                               statutory     Retained
                                                                                reserves     earnings      Total
                                                                                   RMB          RMB         RMB
Shareholders' equity at January 1, 2000                                           5,727        7,411       57,092
Goodwill arising on acquisition of subsidiaries                                       -            -     (239,540)
Transfer from statements of income                                                    -       18,027       18,027
Shares issued under share option scheme                                               -            -           89
Issue of new shares to the professional and institutional
   investors                                                                          -            -       56,813
Issue of consideration shares for acquisition of subsidiaries                         -            -      192,369
Expenses incurred in connection with the issue of new shares to
   professional and institutional investors                                           -            -       (1,090)
Appropriation                                                                     6,916       (6,916)           -
                                                                               --------      -------     --------

Shareholders' equity at December 31, 2000                                        12,643       18,522       83,760
                                                                               ========      =======     ========

Shareholders' equity at January 1, 2001                                          12,643       18,522       83,760
Transfer from statements of income                                                    -       28,015       28,015
Shares issued under share option scheme                                               -            -            4
Appropriation                                                                     5,033       (5,033)           -
                                                                               --------      -------     --------

Shareholders' equity at December 31, 2001                                        17,676       41,504      111,779
                                                                               ========      =======     ========

Shareholders' equity at January 1, 2001                                          17,676       41,504      111,779
Transfer from statements of income                                                    -       32,742       32,742
Shares issued under share option scheme                                               -            -           24
Issue of new shares                                                                   -            -        6,205
Issue of consideration shares for acquisition of subsidiaries                         -            -       21,711
Expenses incurred in connection with the issue of consideration
   shares                                                                             -            -         (259)
Appropriation                                                                     7,038       (7,038)           -
                                                                               --------      -------     --------

Shareholders' equity at December 31, 2002                                        24,714       67,208      172,202
                                                                               ========      =======     ========

See accompanying notes to consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

         China Mobile (Hong Kong) Limited ("the Company") and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang Autonomous Region of the People's Republic of China ("PRC") and market their services under the "China Mobile" logo, which is a registered trademark owned by China Mobile Communications Corporation ("China Mobile"), a company incorporated in the PRC in July 1999 to hold and operate the cellular telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry ("MII") have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         Restructuring

         Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of China Mobile Hong Kong (BVI) Limited ("CMHK
         (BVI)"), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited ("CMHKG"), which in turn is 51% owned by Telpo Communications (Group) Limited ("Telpo"), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, China Mobile acquired a 100% controlling interest in CMHKG. As a result of this, China Mobile indirectly holds approximately 75% equity interest in the Company. Guangdong Mobile was formed as a wholly foreign-owned enterprise whereas Zhejiang Mobile was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         Equity offering and debt offering

         In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 644,804,000 ordinary shares and debt offering with a principal amount of US$600 with maturity due on November 2, 2004. Further, the Company issued 1,273,195,021 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and debt offering, after deduction of offering expenses and discount, were approximately RMB16,134 and RMB4,899, respectively.

         Acquisition of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile")

         Pursuant to an ordinary resolution passed by the Company's shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the "Third Acquisition"). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

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

         Equity offering and debt offering

         In order to finance the acquisition consideration, the Company completed an international offering of an aggregate of 1,115,643,845 ordinary shares and debt offering with a principal amount of US$690 with maturity due on November 3, 2005. Further the Company issued 3,779,407,375 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for such equity offering and debt offering, after deduction of offering expenses and discount, were approximately RMB55,723 and RMB5,580, respectively.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         Acquisition of Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile") and Shanxi Mobile Communication Company Limited ("Shanxi Mobile")

         Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK(BVI). The acquisition was completed on July 1, 2002 for a total consideration of US$8,573 (RMB equivalent 70,959) (hereinafter referred to as the "Fourth Acquisition"). The consideration was satisfied by cash of RMB49,248 and an allotment of 827,514,446 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

         In connection with the Fourth Acquisition, the fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were revalued as of December 31, 2001, by a firm of independent valuers and approved by the Ministry of Finance. The value of fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB39,499.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         Positive goodwill arising on the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (RMB37,458), being the excess of the cost of investments (RMB70,959) over the fair value of the Group's share of the separable net assets acquired (RMB33,501), is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group's share of the separable net assets acquired was based on the net assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile at December 31, 2001 (RMB30,663), adjusted for additional earnings to June 30, 2002, the completion date of the Fourth Acquisition, of RMB2,818.

         Equity offering and debt offering

         In order to finance the acquisition consideration, the Company issued 236,634,212 new shares to Vodafone Holdings (Jersey) Limited at HK$5,850 (RMB equivalent 6,205). Further, the Company issued 827,514,446 consideration shares to CMHK (BVI), credited as fully paid as part of the acquisition consideration. Net proceeds to the Company for the equity offering, after deduction of offering expenses, was approximately RMB5,946. In addition, Guangdong Mobile issued five-year guaranteed bonds and fifteen-year guaranteed bonds, with a principal amount of RMB3,000 and RMB5,000 respectively, at an issue price equal to the face value of the bonds. Net proceeds to the Group for the debt offering, after deduction of offering expenses, was approximately RMB7,947.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         Basis of preparation

         The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile from their respective dates of acquisition. The consolidated statements of income for the year ended December 31, 2002 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the year ended December 31, 2002 and the post-acquisition results of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the period from July 1, 2002 to December 31, 2002. The consolidated statements of income for the year ended December 31, 2001 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the year ended December 31, 2001. The consolidated statements of income for the year ended December 31, 2000 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile for the year ended December 31, 2000 and the post-acquisition results of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the period from November 13, 2000 to December 31, 2000.

         The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"). Significant differences between HK GAAP and accounting principles generally accepted in the United States ("US GAAP") are set forth in
         Note 33.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

1        ORGANIZATION, PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION
         (CONTINUED)

         The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2002 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.2772 quoted by the People's Bank of China on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, or any other certain date.

2        PRINCIPAL ACCOUNTING POLICIES

(a)      BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and all of its subsidiaries (see Note 30 for details of the Company's principal subsidiaries). The results of subsidiary companies are included in the consolidated statements of income, and the share attributable to minority interest is deducted from or added to the consolidated income after taxation. All significant inter-company balances and transactions have been eliminated.

(b)      CASH AND CASH EQUIVALENTS

         Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. None of the Group's cash and cash equivalents is restricted as to withdrawal.

(c)      ASSOCIATES

         An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

         The Group's share of the results of its associates is included in the consolidated statements of income. Such amounts were immaterial for the years presented. In the consolidated balance sheets, interest in associates is stated at cost adjusted for post-acquisition retained result of operations, less impairment losses (see note 2(h)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognized in the consolidated statements of income as they arise.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d)      GOODWILL

         Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

         - for acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 2(h)); and

         - for acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less accumulated amortization and any impairment losses (see note 2(h)).

         Negative goodwill arising on acquisitions of controlled subsidiaries represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

         - for acquisitions before January 1, 2001, negative goodwill is credited to a capital reserve; and

         - for acquisitions on or after January 1, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the consolidated statements of income when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the consolidated statements of income over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the consolidated statements of income.

         In respect of any negative goodwill not yet recognized in the consolidated statements of income, it is shown in the consolidated balance sheets as a deduction from assets in the same balance sheet classification as positive goodwill.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(e)      OTHER INVESTMENTS IN SECURITIES

         The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

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

(f)      FIXED ASSETS AND DEPRECIATION

         (i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 2(h)). The circumstances and basis under which the revalued amount is arrived at are set out in details in Note 13.

         (ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of income in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalized as an additional cost of the fixed asset.

         (iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f)      FIXED ASSETS AND DEPRECIATION (CONTINUED)

         (iv) Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

                                        Depreciable life         Residual value
Land use rights                     Over the period of grant                  -
Buildings                                        8 -35 years                  3%
Telecommunication transceivers,
  switching centers and other
  network equipment                                  7 years                  3%
Office equipment, furniture and
  fixtures and others                           4 - 18 years                  3%

(g)      LEASED ASSETS

         Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as capital leases.

         Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(i)      CONSTRUCTION IN PROGRESS

         Construction in progress is stated at cost. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the years of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use. Exchange differences capitalized during the years presented were immaterial.

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

(k)      DEFERRED REVENUE

         Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognized in the consolidated statements of income up to the balance sheet date.

         Revenue from prepaid service fees is recognized when the cellular services are rendered.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k)      DEFERRED REVENUE (CONTINUED)

         Income from assignment of rights is deferred and recognized on a straight-line basis over the relevant assignment period. For assignment contracts which the distributors surrender for early cancellation, the balance of the Group's deferred revenue in respect of those contracts is recognized in the consolidated statements of income when the assignment contracts are cancelled.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(o)      REVENUE RECOGNITION (CONTINUED)

         (ii) monthly fees are recognized as revenue in the month during which the service is rendered;

         (iii)    connection fees are recognized as revenue when receivable;

         (iv) deferred revenue from prepaid services is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers;

         (v) deferred revenue from assignment of rights to income from subscribers is recognized on a straight-line basis over the duration of the assignment period;

         (vi) interest income is recognized on a time proportion basis by reference to the principal outstanding and at the rate applicable; and

         (vii) sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(p)      ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts is the Group's best estimate of the amount of probable credit losses in the Group's existing accounts receivable and other receivable. The Group determines the allowance based on the length of time the receivables are past due, the current business environment and the Group's historical experience.

(q)      TRANSLATION OF FOREIGN CURRENCIES

         The functional currency of the Group's operations is Renminbi. See Note
         29. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rates ruling at the balance sheet date. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency, and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalized to construction in progress are immaterial for the years presented. Other exchange gains and losses are recognized in the consolidated statements of income.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r)      DEFERRED TAXATION

         Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallize in the foreseeable future. Future deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

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

(t)      EMPLOYEE BENEFITS

         (i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

         (ii) The Company's contributions to the Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of income as incurred.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(t)      EMPLOYEE BENEFITS (CONTINUED)

         (iii) The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs. The Group's contributions to these plans are charged to the consolidated statements of income when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

         (iv) When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

         (v) Termination benefits are recognized when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(u)      NET PROFIT PER SHARE

         The calculation of basic net profit per share for the years ended December 31, 2000, 2001 and 2002 are based on the net profit and the weighted average number of shares in issue during the years.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(u)      NET PROFIT PER SHARE (CONTINUED)

         The calculation of diluted net profit per share for the years ended December 31, 2001 and 2002 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted to the directors under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net profit per share. In 2000, since all potential ordinary shares arising from the convertible notes, if converted to ordinary shares, would increase profit attributable to shareholders per share as a result of the savings on the interest payable on the convertible notes, the effects of anti-dilutive potential ordinary shares were ignored in calculating diluted net profit per share.

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

         All material related parties transactions have been disclosed in the relevant notes on the accounts.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

2        PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

3        OPERATING REVENUE

         The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities and Guangxi Zhuang Autonomous Region of the PRC. The principal activity of the Company is investment holding.

         Operating revenue primarily represents usage fees, monthly fees, connection fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3% to 3.3% of the corresponding revenue.

         Operating revenue consist of:

         (i) Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial ("DDD") charges and International Direct Dial ("IDD") charges receivable from subscribers for the use of the Group's cellular telecommunication networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group's subscribers outside the local service areas. See Note 4 (ii).

         (ii) Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group's cellular telephone and related services.

         (iii) Connection fees which represent amounts charged to subscribers for the initial connection to the Group's cellular telecommunications network.

         (iv) Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

4        OPERATING EXPENSES

         Operating expenses consist of:

         (i) Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

         (ii) Interconnection charges which represent amounts paid or payable in respect of call made between the Group's cellular networks, the fixed line networks and other GSM network operators in the relevant provinces and other provinces in the PRC. Included in the amounts are also charges in respect of the Group's subscribers roaming outside the service areas of Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (see Note 3 (i)).

         (iii) Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses and contributions to staff retirement scheme.

         (iv)     Other operating expenses which consist of:

                                                   Year ended December 31,
                                                -----------------------------

                                                  2000       2001       2002
                                                  RMB        RMB        RMB
Selling and promotion                             3,940      7,897     12,259
Maintenance                                         745      1,289      2,691
Provision for doubtful accounts                   1,346      1,737      1,749
Operating lease charges                             936      1,347      1,701
Other expenses (Note (a))                         3,611      6,000      9,519
                                                -------    -------    -------

                                                 10,578     18,270     27,919
                                                =======    =======    =======

                  (a) Other expenses consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, insurance expenses, consumables and supplies, debt collection fees and other miscellaneous expenses.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

5        WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT

                                                   Year ended December 31,
                                                -----------------------------

                                                  2000       2001       2002
                                                  RMB        RMB        RMB
Write-down of analog network equipment (a)        1,330          -          -
Write-off of analog network equipment (b)           195          -          -
                                                -------    -------    -------
                                                  1,525          -          -
                                                =======    =======    =======

         (a) In 2000, based on the operations and net cash flow position of the analog network, the Group considered that the recoverable amount of the analog network equipment had declined below its carrying amount. Based on the expected future cash flows to be generated by the analog network, a full provision was made against the carrying amount of the analog network equipment at December 31, 2000. The amount of the write-down of RMB1,330 was recognized as an expense in the consolidated statements of income. At December 31, 2001, all analog network equipment which were written down in previous years had been removed from service.

         (b) This represents the write-off of certain analog network equipment which had been removed from service.

6        OTHER NET INCOME

         Other net income primarily consists of the gross margin from sales of cellular telephone SIM cards and handsets.

                                                   Year ended December 31,
                                                -----------------------------

                                                  2000       2001       2002
                                                  RMB        RMB        RMB
Sales of SIM cards and handsets                   1,928      3,338      3,641
Cost of SIM cards and handsets                   (1,013)    (1,744)    (1,955)
                                                -------    -------    -------
                                                    915      1,594      1,686
                                                =======    =======    =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

7        NON-OPERATING NET (EXPENSES) / INCOME

         Non-operating net (expenses) / income consists of:

                                                    Year ended December 31,
                                                -------------------------------

                                                2000         2001         2002
                                                RMB          RMB          RMB
Exchange (loss) / gain                           (60)          (39)         47
Loss on sale of fixed assets                    (126)         (275)          -
Penalty income on overdue accounts               149           165         192
Others                                            32           143         332
                                                ----          ----         ---
Total non-operating net (expenses) / income       (5)           (6)        571
                                                ====          ====         ===

         In 2002, there is RMB255 (2001: RMB54) included in others being gain recognized on deemed disposal of shareholding in Aspire Holdings Limited, a non-wholly owned subsidiary of the Company. The Company has no intention to re-acquire the shares of this subsidiary. The loss on sale of fixed assets of RMB 205 in 2002 was included in other operating expenses - other expenses.

8        INCOME TAX

         (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended December 31, 2000, 2001 and 2002.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

8        INCOME TAX (CONTINUED)

         Income tax in the consolidated statements of income represents:

                                                                  Year ended December 31,
                                                              --------------------------------

                                                              2000          2001        2002
                                                              RMB           RMB         RMB
 Provision for PRC enterprise income tax on
    the estimated taxable profits for the year                8,371        12,153       17,724
 Under/(over)-provision in respect of PRC
   enterprise income tax for prior year                          12           (20)         (14)
                                                              -----        ------       ------
                                                              8,383        12,133       17,710
 Transfer (to)/from deferred tax (Note 17)                      (17)        1,570       (1,476)
                                                              -----        ------       ------
                                                              8,366        13,703       16,234
                                                              =====        ======       ======

         The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

                                                                      Year ended December 31,
                                                              -----------------------------------
                                                              2000           2001           2002
                                                              RMB            RMB            RMB
 Expected PRC taxation at statutory tax rates                 8,710         13,767         16,163
 Non-taxable items
  - Connection fee                                              (36)             -              -
  - Surcharge                                                   (28)             -              -
  - Interest income                                             (74)           (32)           (25)
 Non-deductible expenses                                        422            142            851
 Rate differential on PRC operations                           (718)          (558)          (859)
 Rate differential on Hong Kong operations                       32            165            229
 Reversal of deferred taxation due to change of tax rate          -             29            (97)
 Tax losses not recognized for deferred tax                       -            203            242
 Non-recognition of deferred taxes
  - Generation of timing difference                             423            519            533
  - Reversal of timing difference                              (388)          (565)          (696)
 Others                                                          23             33           (107)
                                                              -----         ------         ------
 Income tax                                                   8,366         13,703         16,234
                                                              =====         ======         ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

9        DIVIDENDS

         Dividends attributable to the year:

                                                                  Year ended December 31,
                                                              -------------------------------

                                                              2000             2001      2002
                                                              RMB              RMB       RMB
 Final dividend proposed after the balance sheet date of
  HK$0.32 (equivalent to RMB0.34) (2000 and 2001: Nil)
  per share                                                      -                -     6,678
                                                              ====            =====     =====

         The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

10       ACCOUNTS RECEIVABLE

                                                       December 31,
                                                  ----------------------

                                                     2001          2002
                                                     RMB           RMB
Accounts receivable                                 9,701         10,367

Less: Allowance for doubtful accounts              (3,973)        (4,301)
                                                   ------         ------

                                                    5,728          6,066
                                                   ======         ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

10       ACCOUNTS RECEIVABLE (CONTINUED)

         The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

                                                December 31,
                                            --------------------

                                             2001           2002
                                             RMB            RMB
Within 30 days                              5,100          5,150
31-60 days                                    443            580
61-90 days                                    185            336
                                            -----          -----
                                            5,728          6,066
                                            =====          =====

         Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

         Allowance for doubtful accounts for the years is analyzed as follows:

                                                   RMB
At January 1, 2000                                 1,356
Acquired on acquisition of subsidiaries            2,533
Provision for the year                             1,346
Written-off                                       (1,175)
                                                  ------

At December 31, 2000                               4,060
Provision for the year                             1,737
Written-off                                       (1,824)
                                                  ------

At December 31, 2001                               3,973

Acquired on acquisition of subsidiaries              992
Provision for the year                             1,601
Written-off                                       (2,265)
                                                  ------

At December 31, 2002                               4,301
                                                  ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

11       OTHER RECEIVABLES

                                                   December 31,
                                               -------------------

                                               2001           2002
                                                RMB            RMB
Other receivables                              1,189         1,590

Less: Allowance for doubtful accounts              -          (125)
                                               -----         -----

                                               1,189         1,465
                                               =====         =====

         Included in other receivables as at December 31, 2001 and 2002 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the "China Telecom Group") and China Network Communications Group Corporation ("China Netcom") and its subsidiaries (collectively the "China Netcom Group"), amounting to RMB227 and RMB108, representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.

         Allowance for doubtful accounts for the years is analyzed as follows:

                                RMB
At January 1, 2000                -
Provision for the year            -
Written-off                       -
                                ---

At December 31, 2000              -
Provision for the year            -
Written-off                       -
                                ---

At December 31, 2001              -

Provision for the year          148
Written-off                     (23)
                                ---

At December 31, 2002            125
                                ===

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

12 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

         Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

         At December 31, 2002, amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries as described in note 26(b), which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (at December 31, 2002: 3.801%) and is not expected to be settled within one year. The balance is due on July 1, 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

         The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

13       FIXED ASSETS

                                                                 December 31,
                                                          --------------------------

                                                            2001               2002
                                                             RMB                RMB
Land use rights and buildings                              10,594             19,182
Telecommunications transceivers, switching
 centers and other network equipment                      127,392            202,537
Office equipment, furniture and fixtures and others         6,095              9,600
                                                          -------            -------

                                                          144,081            231,319
Less: accumulated depreciation                            (38,873)           (65,910)
                                                          -------            -------

                                                          105,208            165,409
                                                          =======            =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

13       FIXED ASSETS (CONTINUED)

         All of the Group's buildings are located outside Hong Kong.

         The carrying value of fixed assets of the Group includes an amount of RMB6,836 and RMB111 in respect of assets held under capital lease as at December 31, 2001 and 2002, respectively. None of the leases include contingent rentals.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

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

         In connection with the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, and pursuant to an approval document dated May 15, 2002 issued by the Ministry of Finance, the fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile as of December 31, 2001 were valued by China Enterprise Appraisals ("CEA") on a depreciated replacement cost basis. The aggregate value of fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile has determined at RMB39,499 reflecting a net deficit on revaluation of approximately RMB833.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

13       FIXED ASSETS (CONTINUED)

         The Group's land and buildings in Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000 and December 31,
         2001 respectively. The values of such reports have been determined at approximately the same amounts as the ZAAC, CIECC, CAAC and CEA reports.

         Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its fixed assets on a regular basis.

         The effect of the above five revaluations is to increase annual depreciation charges by approximately RMB646 (2001: approximately RMB1,098).

         The historical cost net book value of the fixed assets of these subsidiaries in the Group's financial statements as of the respective revaluation dates and the revalued basis of these fixed assets are as follows:

                                                                                  Revalued
                                                               Net Book Value      Amount
                                                               --------------     --------
                                                                    RMB             RMB
Land use rights and buildings                                       5,574           8,087
Telecommunications transceivers, switching
 centers and other network equipment                               92,176         100,090
Office equipment, furniture and fixtures and others                 2,841           2,767
                                                                  -------         -------

                                                                  100,591         110,944
                                                                  =======         =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

14       GOODWILL

                                                                                Positive
                                                                                goodwill
                                                                               carried in
                                                             Goodwill           reserves
                                                             --------          ----------
                                                               RMB                RMB
Cost:
Balance at beginning of year                                        -             297,605
Addition arising on acquisition of subsidiaries                37,458                   -
                                                             --------           ---------

Balance at end of year                                         37,458             297,605
                                                             --------           ---------

Accumulated amortization:
Balance at beginning of year                                        -                   -
Amortization for the year                                         936                   -
                                                             --------           ---------

                                                                  936                   -
Balance at end of year                                       --------           ---------

Carrying amount:

At December 31, 2002                                           36,522             297,605
                                                             ========           =========

At December 31, 2001                                                -             297,605
                                                             ========           =========

15       INTEREST IN ASSOCIATES

                                                     December 31,
                                                   ----------------

                                                   2001        2002
                                                   RMB         RMB
Unlisted shares, at cost                            37          37

Capital contributions, at cost                       9           9
                                                   ---         ---

                                                    46          46
Less:  Provision for impairment                    (30)        (30)
                                                   ---         ---

                                                    16          16
                                                   ===         ===

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

15       INTEREST IN ASSOCIATES (CONTINUED)

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

16       INVESTMENT SECURITIES

                                                                December 31,
                                                             ------------------

                                                              2001         2002
                                                              RMB          RMB
Unlisted equity securities in the PRC, at cost                  77           77
                                                              ====         ====

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

17       DEFERRED TAX

         Movements on deferred taxation comprise:

                                                                         December 31,
                                                                     -------------------
                                                                      2001         2002
                                                                      RMB          RMB
Balance at beginning of year                                          3,046        1,476
Acquired on acquisition of subsidiaries                                   -          619
Transferred (to)/from consolidated statements of income (Note 8)     (1,570)       1,476
                                                                     ------       ------

Balance at end of year                                                1,476        3,571
                                                                     ======       ======

         Deferred tax of the Group provided for are as follows:

                                                                                December 31,
                                                                           ---------------------

                                                                              2001         2002
                                                                              RMB          RMB
Deferred tax assets:
Provision for obsolete inventories                                               4            16
Write-down and write-off of fixed assets relating to network equipment         171           200
Amortization of deferred revenue                                               140           154
Income recognition on prepaid service fees                                   1,161         3,259
                                                                            ------        ------

                                                                             1,476         3,629

Deferred tax liabilities:
Capitalized interest                                                             -           (58)
                                                                            ------        ------

Net deferred tax assets                                                      1,476         3,571

Less: Current portion of net deferred tax assets                            (1,362)       (3,116)
                                                                            ------        ------

                                                                               114           455
                                                                            ======        ======

         Deferred tax assets of the Group not provided for are as follows:

                                                                 December 31,
                                                              ------------------

                                                               2001        2002
                                                               RMB         RMB
Provision for doubtful accounts                                1,204       1,362
                                                               =====       =====

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

17       DEFERRED TAX (CONTINUED)

         As described in Note 13, in connection with the Restructuring and the subsequent acquisitions, the fixed assets of Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were revalued on May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000 and December 31, 2001,
         respectively. As a result of such valuation, the fixed assets basis differences that gave rise to the potential deferred tax liabilities of these subsidiaries as of May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000 and December 31, 2001 amounting to RMB547, RMB149, RMB825, RMB1,809 and RMB2,011, respectively, were eliminated.

         Additionally, the tax losses carried forward relating to Liaoning Mobile and Guangxi Mobile, and Chongqing and Sichuan Mobile of RMB72 and RMB378 were eliminated as of June 30, 2000 and December 31, 2001 respectively.

18       DEFERRED EXPENSES

                                                          Year ended December 31,
                                                          -----------------------

                                                           2001              2002
                                                           RMB               RMB
Balance at beginning of year                                164               180
Additions during the year                                    55                53
Less:  Amortization for the year                            (39)              (43)
                                                          -----              ----

Balance at the end of year                                  180               190
                                                          =====              ====

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

19       ACCOUNTS PAYABLE

         Included in accounts payable as at December 31, 2001 and 2002 are amounts due to the China Telecom Group amounting to RMB1,725 and RMB2,119 respectively, representing primarily payables for leased lines and interconnection expenses.

         The ageing analysis of accounts payable as at December 31 is analyzed as follows:

                                                      December 31,
                                                  ---------------------

                                                   2001           2002
                                                   RMB            RMB
Amounts payables in the next:
1 month or on demand                               5,964         10,904
2-3 months                                         1,634          2,160
4-6 months                                         1,022          2,599
7-9 months                                         1,049          1,594
10-12 months                                       1,648          1,994
                                                  ------         ------
                                                  11,317         19,251
                                                  ======         ======

20       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS

                                                                 December 31,
                              -----------------------------------------------------------------------------
                                               2001                                        2002
                              ----------------------------------          ---------------------------------
                                                Non-                                      Non-
                                Current        current                      Current      current
                              liabilities    liabilities   Total          liabilities  liabilities    Total
                              ------------   -----------   -----          -----------  ------------   -----
                       Note       RMB            RMB        RMB              RMB          RMB          RMB
Bank loans              (a)     4,319          5,680       9,999           6,243           2,613      8,856
Other loans             (a)       212            247         459           1,889          10,063     11,952
Fixed rate notes        (b)         -          4,956       4,956               -           4,961      4,961
Convertible
 notes                  (c)         -          5,708       5,708               -           5,711      5,711
Bonds                   (d)         -          5,000       5,000               -          13,000     13,000
                                -----         ------      ------           -----          ------     ------
                                4,531         21,591      26,122           8,132          36,348     44,480
                                =====         ======      ======           =====          ======     ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

20       BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS (CONTINUED)

         All of the above bank and other loans are unsecured.

         At December 31, 2002, other loans include designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB11,680, which bear interest rates between 3.45% to 3.57% with maturities in 2003 to 2004.

         The Group's borrowings under short-term bank and other loans are used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates ranging from 5.02% to 7.29% at December 31, 2001 and from 3.45% to 7.5% at December 31, 2002. The Group's weighted average interest rate on short-term loans was 5.67% and 4.48% at December 31, 2001 and 2002, respectively. Included in short-term bank and other loans as of December 31, 2002, there is RMB2,500 syndicated loan. Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile (the "six subsidiaries") have provided joint and several guarantees in respect of these loans. Under these guarantees, the six subsidiaries will not be permitted to incur other indebtedness or contingent liability without prior written consent of the relevant lenders if the aggregate outstanding amount of their indebtedness and contingent liabilities exceeds 120% of their collective owners' equity. For the years presented, the six subsidiaries have complied with their debt covenants.

(a)      LONG-TERM BANK AND OTHER LOANS

                                                                                           December 31,
                                                                                         ----------------
                                                                                         2001        2002
                                  Interest rate and final maturity                       RMB         RMB
RENMINBI DENOMINATED BANK LOANS:

For construction of               Floating interest rates ranging from 5.22% to
 telecommunications network        6.03% per annum as of December 31, 2002 with
                                   maturities 2003 to 2008 (i)                           2,245       2,899

                                  Fixed interest rates ranging from 5.46% to 5.94%
                                   per annum as of December 31, 2002 with
                                   maturities in 2003                                    3,449         785

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                             for the year ended December 31,2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

20       BANK LOANS AND OTHER INTEREST - BEARING BORROWINGS (CONTINUED)

(a)      LONG-TERM BANK AND OTHER LOANS (CONTINUED)

                                                                                               December 31,
                                                                                         --------------------
                                                                                           2001          2002
                              Interest rate and final maturity                             RMB           RMB
RENMINBI DENOMINATED BANK LOANS:

For working capital           Floating interest rate ranging from 4.94% to
                                5.49% per annum as of December 31, 2002 with
                                maturities through 2005                                   2,500          2,950

                              Fixed interest rates ranging from 5.35% to 5.94%
                                per annum as of December 31, 2001 with
                                maturities 2003 to 2004                                      70              -

RENMINBI DENOMINATED OTHER LOANS:

For construction of           Floating interest rate at 3.57% per annum as of
  telecommunications            December 31, 2002 with maturities in 2004
  network                                                                                     -          9,980

US DOLLAR DENOMINATED BANK LOANS:

For construction of           Floating interest rate at 3.68% per annum as of
  telecommunications            December 31, 2002 with maturities in 2003
  network                                                                                    33             69

                              Fixed interest rate ranging from 5.25% to 5.75%
                                per annum as of December 31, 2002 with
                                maturities through 2005                                       -            188

US DOLLAR DENOMINATED OTHER LOANS:

For construction of           Floating interest rates ranging from 4.36% to
  telecommunications            8.24% per annum as of December 31, 2001
  network                       with maturities through 2002                                 46              -

                              Fixed interest rate at 7.5% per annum as of
                                December 31, 2002 with maturities through 2004              413            248
                                                                                         ------         ------

Total long-term loans                                                                     8,756         17,119
Less: current portion                                                                    (2,829)        (4,443)
                                                                                         ------         ------
                                                                                          5,927         12,676
                                                                                         ======         ======

(i) At December 31, 2002, bank loans amounting to RMB750 was guaranteed by Hebei Provincial Telecommunications Company ("PTC").

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                             for the year ended December 31,2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

20       BANK LOANS AND OTHER INTEREST - BEARING BORROWINGS (CONTINUED)

(a)      LONG-TERM BANK AND OTHER LOANS (CONTINUED)

         The aggregate maturities of long-term bank and other loans subsequent to December 31, 2002 are as follows:

                      RMB
2003                 4,443
2004                11,624
2005                   942
2006                    40
2007                    40
Thereafter              30
                    ------
                    17,119
                    ======

         Interest expense, net of the amounts capitalized, is as follows:

                                                 Year ended December 31,
                                                ------------------------
                                                 2000     2001      2002
                                                  RMB      RMB       RMB
Interest incurred                                477     1,068     1,213
Interest element of capital lease                 52       129        47
Interest capitalized                            (119)      (88)     (181)
                                                ----     -----     -----
                                                 410     1,109     1,079
Interest expenses of fixed rate notes            393       394       394
Interest expenses of convertible notes            21       129       128
Interest expenses of bonds                         -       108       251
                                                ----     -----     -----
Interest expense                                 824     1,740     1,852
                                                ====     =====     =====

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                             for the year ended December 31,2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

20       BANK LOANS AND OTHER INTEREST - BEARING BORROWINGS (CONTINUED)

(b)      FIXED RATE NOTES

         On November 2, 1999, the Company issued unsecured fixed rate notes (the "FRN") with a principal amount of US$600 at an issue price equal to 99.724% of the principal amount of the FRN, due on November 2, 2004. The FRN bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000. In accordance with the covenants of the FRN, there is a limitation on the Group's pledges, sale and leaseback transactions and the ability of the Company's subsidiaries to incur debt. So long as any notes remain outstanding, whereas no additional debt is allowed to incur by any subsidiaries if the aggregate debt of the subsidiaries exceeds 120% of the consolidated adjusted earnings before interest, tax, depreciation, amortization and write-down and write-off of fixed assets ("adjusted EBITDA") for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants.

(c)      CONVERTIBLE NOTES

         (i) On November 3, 2000, the Company issued convertible notes (the "CN") in an aggregate principal amount of US$690 at an issue price equal to 100% of the principal amount of the CN. The CN bear interest at the rate of 2.25% per annum, payable semi-annually on May 3 and November 3 of each year commencing May 3, 2001. Unless previously redeemed, converted or purchased and cancelled, the CN will be redeemed at 100% of the principal amount, plus any accrued and unpaid interest on November 3, 2005. The CN are unsecured, senior and unsubordinated obligations of the Company.

         (ii) The CN are convertible at any time on or after December 3, 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of November 3, 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

         (iii) During the year, no CN were converted into ordinary shares of the Company.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                             for the year ended December 31,2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

20       BANK LOANS AND OTHER INTEREST - BEARING BORROWINGS (CONTINUED)

(c)      CONVERTIBLE NOTES (CONTINUED)

         (iv) In accordance with the covenants given by the Company given to the note holders, there is a limitation on the Group's pledges, sale and leaseback transactions and the ability of the Company's subsidiaries to incur debt. So long as any notes remain outstanding, whereas no additional debt is allowed to incur by any subsidiaries if the aggregate debt of the subsidiaries exceeds 120% of the consolidated adjusted EBITDA for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants.

(d)      BONDS

         (i) On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

                  The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on June 18, 2011 and the interest will be accrued up to June 17, 2011. Incidental costs incurred in relation to the issue of the bonds are amortized on a straight-line basis over the period from the date of issue to the date of maturity.

         (ii) On October 28, 2002, Guangdong Mobile issued five-year guaranteed bonds (the "Five-year Bonds") and fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB3,000 and RMB5,000 respectively, at an issue price equal to the face value of the bonds.

                  The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5% per annum and 4.5% per annum respectively and payable annually. They are redeemable at 100% of the principal amount and will mature on October 28, 2007 and October 28, 2017 and the interest will be accrued up to October 27, 2007 and October 27, 2017 respectively.

         The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. The maximum exposure of the Guarantee is the face value of the bonds which have been reflected as liabilities in the consolidated balance sheet as at December 31, 2002.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                             for the year ended December 31,2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

21       OBLIGATIONS UNDER CAPITAL LEASE

         (i) Hainan Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in Renminbi and the lease term is expiring in 2003. The legal title of the equipment will be transferred to Hainan Mobile when all outstanding lease payments are paid.

         (ii) The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2002:

                                                              RMB
2003                                                           71
                                                              ---
Total minimum lease payments                                   71
Less: Amount representing interest                             (3)
                                                              ---
Present value of net minimum lease payments                    68
Less: Obligations under capital lease - current portion       (68)
                                                              ---
                                                                -
                                                              ===

         (iii) As of December 31, 2002, capital lease payments of RMB68 is guaranteed by Hainan PTC.

22       ACCRUED EXPENSES AND OTHER PAYABLES

                                               December 31,
                                           ------------------
                                            2001        2002
                                             RMB         RMB
Other payables                              6,744       5,355
Receipts in advance                         1,674       8,066
Accrued salaries, wages and benefits        1,792       2,026
Accrued expenses                              630       1,013
                                           ------      ------
                                           10,840      16,460
                                           ======      ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

23       DEFERRED REVENUE

         Deferred revenue includes primarily prepaid service fees received from subscribers which is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers.

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

                                                                December 31,
                                                            -------------------
                                                             2001        2002
                                                              RMB         RMB
Balance at beginning of year                                  3,654       4,237
Additions on acquisition of subsidiaries                          -       1,022
Additions during the year                                    23,191      35,907
Recognized in the consolidated statements of income         (22,608)    (33,537)
                                                            -------     -------

Balance at end of year                                        4,237       7,629

Less:  Current portion                                       (3,417)     (6,760)
                                                            -------     -------

Non-current portion                                             820         869
                                                            =======     =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

24       COMMITMENTS AND CONTINGENCIES

(a)      OPERATING LEASES

         Future minimum lease payments as of December 31, 2002 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

                         RMB
2003                    6,088
2004                    2,751
2005                    1,927
2006                    1,089
2007                      861
Thereafter              2,002
                       ------
                       14,718
                       ======

(b)      CAPITAL COMMITMENTS

         As of December 31, 2002, the Group had capital commitments as follows:

                                         RMB
Authorized and contracted for           6,437
Authorized but not contracted for      26,690
                                       ------
                                       33,127
                                       ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

25       EMPLOYEE AND RETIREMENT BENEFITS

(a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

         Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

         Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs.

         Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB335, RMB287 and RMB451, respectively, for three years ended December 31, 2000, 2001 and 2002, respectively.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$0.02. Contributions to the scheme vest immediately.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

25       EMPLOYEE AND RETIREMENT BENEFITS (CONTINUED)

(c) Pursuant to PRC regulation and prior to the Restructuring and the subsequent acquisitions, the subsidiaries were required to provide staff quarters to eligible employees and their immediate families. The Group has established separate employee housing reform schemes in order to comply with the regulation at the provincial level. Under such schemes, the Group is required to either purchase or build housing which is to be sold or rented to eligible employees. Through May 31, 1997, housing provided under the schemes was shared between Guangdong Mobile and the Guangdong PTA, in Guangdong Mobile's case, and purchased or built entirely by the Zhejiang PTA, in Zhejiang Mobile's case. Prior to the acquisitions of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile and Shaanxi Mobile, housing provided under the schemes were purchased or built entirely by the relevant PTAs or PTCs, except Liaoning Mobile and Shanxi Mobile where prior to the acquisition housing provided under the schemes were provided by Liaoning Mobile and Shanxi Mobile respectively. All previous costs incurred by the relevant PTAs or PTCs have not been charged to the Group.

         Following the Restructuring and the subsequent acquisitions, the Group had accrued RMB230 for such housing schemes in respect of employees through December 31, 2000. Since the housing schemes had been terminated effective from January 1, 2001, no further cost was incurred in 2001 and subsequent year.

26       RELATED PARTY TRANSACTIONS

(a) Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

         The Group has significant transactions with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group").

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

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

         The following is a summary of principal related party transactions entered into by the Group with China Mobile Group since its formation, and transactions which were carried out by the Group with the MII and the entities under the control of the MII including the DGT and the PTCs prior to May 2000.

                                                                     Year ended December 31,
                                                   ------------------------------------------------------
                                                    Note            2000            2001             2002
                                                                    RMB             RMB              RMB
Interconnection revenue                               (i)          1,744            1,793           2,329
Interconnection charges                              (ii)          2,864            1,772           2,290
Leased line charges                                 (iii)          2,464              278             484
Roaming revenue                                      (iv)          2,674            4,688           5,838
Roaming expenses                                      (v)          2,076            4,559           6,043
Spectrum fees                                        (vi)             15               18             224
Operating lease charges                             (vii)            226              138             189
Sales commission expenses                          (viii)            248                -               -
Debt collection service fees                       (viii)             91                -               -
Roaming billing processing fees                    (viii)            148              201             225
Equipment maintenance service fees                   (ix)              1               46              54
Rental charges of synchronized clock ports            (x)              3                -               -
Construction and related service fees                (xi)             20              161             223
Purchase of transmission tower and
  transmission tower-related service and
  antenna maintenance service fees                  (xii)             16               55              87
Prepaid card sales commission income               (xiii)            114              241             197
Prepaid card sales commission expenses             (xiii)             99              315             195
Technology platform development and
  maintenance service income                        (xiv)              -                -              39
Telecommunications lines maintenance service
  fees                                               (xv)              -                -              22
Interest paid / payable                             (xvi)              -                -             645

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES:

         (i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group's subscribers.

                  For the year ended December 31, 2000, interconnection revenue also included amounts received or receivable from the DGT in respect of long distance calls made by non-subscribers in Guangdong, Zhejiang, Jiangsu, Fujian, Henan and Hainan provinces ("the relevant provinces") and amounts received or receivable from the Guangdong PTC, the Zhejiang PTC, the Jiangsu PTC, the Fujian PTC, the Henan PTC and the Hainan PTC ("the relevant PTCs") in respect of long distance calls made between the Group's cellular networks and the fixed line networks in the relevant provinces and outbound calls originating from the fixed line networks in the relevant provinces which terminate on GSM network operators in other provinces in the PRC prior to May 2000.

         (ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

                  For the year ended December 31, 2000, interconnection expenses also included amounts paid or payable to the DGT in respect of long distance calls made by the Group's subscribers in the relevant provinces roaming outside their registered provinces and amounts paid or payable to the relevant PTCs in respect of calls made between the Group's cellular network, the fixed line networks in the relevant provinces and other GSM network operators in other provinces in the PRC prior to May 2000.

         (iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centers together and with other mobile switching centers of the China Mobile Group.

                  For the year ended December 31, 2000, leased line charges also included expenses paid or payable to the relevant PTCs for the use of leased line prior to May 2000.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

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

                  For the year ended December 31, 2000, operating lease charges also included rental and property management fee paid or payable to the relevant PTCs prior to May 2000.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

                  Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

                  For the year ended December 31, 2000, sales commission, debt collection service fees and roaming billing processing fees also included amounts paid or payable to the relevant PTCs for services rendered in the relevant provinces prior to May 2000.

         (ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

                  For the year ended December 31, 2000, equipment maintenance service fees included amounts paid or payable to Fujian PTC for services rendered in the relevant province prior to May 2000.

         (x) Rental charges of synchronized clock ports represent expenses paid or payable to the relevant PTCs for leasing of synchronized clock ports by the Company's subsidiaries prior to May 2000.

         (xi) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects plannings, design and construction services and telecommunications lines and pipelines construction services to the Company's subsidiaries.

         (xii) This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile in respect of the purchase of transmission towers and for the provision of transmission tower related services.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

         NOTES: (CONTINUED)

         (xiii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

         (xiv) Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service center platform.

         (xv) Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

         (xvi) Interest paid/payable represents the interest paid or payable to China Mobile and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

(b) Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$8,573 (RMB equivalent 70,959). The consideration was satisfied by a cash payment of RMB49,248 and allotment of shares to CMHK (BVI) amounted to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

26       RELATED PARTY TRANSACTIONS (CONTINUED)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY

         SHARE CAPITAL

                                                                                Nominal
                                                         Number of             amount of
                                                         ordinary            Each ordinary
                                                          shares                 share              Amount
                                                                                                     HK$
AUTHORIZED:

Balance at December 31, 2001 and 2002                  30,000,000,000            HK$0.10             3,000
                                                       ==============                               ======

ISSUED AND FULLY PAID:

Balance at January 1, 2001                             18,605,312,241            HK$0.10             1,861

Shares issued under share option scheme                        93,000            HK$0.10                 -
                                                       --------------                               ------

Balance at December 31, 2001                           18,605,405,241                                1,861
                                                       ==============                               ======
                                                                                     RMB
                                                                              equivalent             1,986
                                                                                                    ======

Balance at January 1, 2002                             18,605,405,241            HK$0.10             1,861

Issue of new shares                                       236,634,212            HK$0.10                24

Issue of consideration shares for acquisition
  of subsidiaries                                         827,514,446            HK$0.10                82

Shares issued under share option scheme                     2,100,000            HK$0.10                 -
                                                       --------------                               ------

Balance at December 31, 2002                           19,671,653,899                                1,967
                                                       ==============                               ======
                                                                                     RMB
                                                                              equivalent             2,099
                                                                                                    ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY (CONTINUED)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY (CONTINUED)

         SHARE CAPITAL (CONTINUED)

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

         Pursuant to a resolution passed at a directors' meeting held on May 16, 2002, the Company issued 236,634,212 ordinary shares of HK$0.10 each to Vodafone Holdings (Jersey) Limited, at a consideration of HK$24.7217 per share, for financing the acquisition of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI.

         Pursuant to an ordinary resolution passed at an extraordinary general meeting held on June 24, 2002, 827,514,446 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI) at HK$24.7217 per share as part of the consideration of the acquisition of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY (CONTINUED)

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY (CONTINUED)

         RESERVES (CONTINUED)

         PRC statutory reserves (Continued)

         In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

27       SHAREHOLDERS' EQUITY (CONTINUED)

         RESERVES (CONTINUED)

         PRC statutory reserves (Continued)

         At December 31, 2001 and 2002, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB5,766 and RMB9,577, RMB11,590 and RMB14,905, RMB181 and RMB99 and RMB139 and RMB133, respectively.

         Distributable reserves

         At December 31, 2001 and 2002, the amount of distributable reserves of the Company amounted to RMB6,780 and RMB23,430.

28       EQUITY COMPENSATION BENEFITS

         Pursuant to a resolution passed at an annual general meeting held on June 24, 2002, the share option scheme established on October 8, 1997 (the "Old Scheme") was terminated and a new share option scheme (the "New Scheme") was adopted.

         Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the New Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

         The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the New Scheme. The consideration payable for the grant of each option is HK$1.00.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

28       EQUITY COMPENSATION BENEFITS (CONTINUED)

         For options granted before September 1, 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

         (i)   the nominal value of a share; and

         (ii) 80% of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

         With effect from September 1, 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

         For options granted under the New Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

         (i)   the nominal value of a share;

         (ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

         (iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

28       EQUITY COMPENSATION BENEFITS (CONTINUED)

         Under both the Old Scheme and the New Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the New Scheme).

         During the year ended December 31, 2001, share options involving a total number of 76,773,000 were granted under the Old Scheme to certain directors and employees of the Company. During the year ended December 31, 2002, share options involving a total number 150,476,500 ordinary shares were granted under the New Scheme to certain directors and employees of the Company and no options were granted under the Old Scheme.

         During the year ended December 31, 2001 and 2002, options were exercised to subscribe for 93,000 and 2,100,000 ordinary shares of HK$0.10 each at a total consideration of HK$3.5 (RMB equivalent 3.7) and HK$23.3 (RMB equivalent 24.7).

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

28       EQUITY COMPENSATION BENEFITS (CONTINUED)

         At December 31, 2001 and 2002, the outstanding options were as follows:

                                                                     Price per
                                                                    share to be
                                        Normal period during          paid on                  Number of shares
                                           which options            exercise of            involved in the options
Date of options granted                     exercisable               options            outstanding at the year end

AT DECEMBER 31, 2002

November 26, 1999                         November 26, 1999          HK$33.91                    3,500,000
                                         to October 7, 2007

November 26, 1999                         November 26, 2002          HK$33.91                    3,500,000
                                         to October 7, 2007

April 25, 2000                            April 25, 2002 to          HK$45.04                   15,161,000
                                            October 7, 2007

April 25, 2000                            April 25, 2005 to          HK$45.04                   15,161,000
                                            October 7, 2007

June 22, 2001                                 June 22, 2003          HK$32.10                   37,719,750
                                         to October 7, 2007

June 22, 2001                                 June 22, 2006          HK$32.10                   37,719,750
                                         to October 7, 2007

July 3, 2002                                   July 3, 2004          HK$22.85                   75,104,500
                                            to July 2, 2012

July 3, 2002                                   July 3, 2007          HK$22.85                   75,104,500
                                            to July 2, 2012

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

28       EQUITY COMPENSATION BENEFITS (CONTINUED)

                                                                     Price per
                                                                    share to be
                                         Normal period during         paid on                 Number of shares
                                            which options           exercise of            involved in the options
Date of options granted                      exercisable              options            outstanding at the year end

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

November 26, 1999                         November 26, 1999           HK$33.91                    3,500,000
                                         to October 7, 2007

November 26, 1999                         November 26, 2002           HK$33.91                    3,500,000
                                         to October 7, 2007

April 25, 2000                            April 25, 2002 to           HK$45.04                   15,264,000
                                            October 7, 2007

April 25, 2000                            April 25, 2005 to           HK$45.04                   15,264,000
                                            October 7, 2007

June 22, 2001                                 June 22, 2003           HK$32.10                   38,111,500
                                         to October 7, 2007

June 22, 2001                                 June 22, 2006           HK$32.10                   38,111,500
                                         to October 7, 2007

                                                China Mobile (Hong Kong) Limited
                                               Consolidated Financial Statements
                                            For the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

29       FOREIGN CURRENCY EXCHANGE

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

30       PRINCIPAL SUBSIDIARIES

         Details of the Company's principal subsidiaries are as follows:

                         Place and
                          date of                                                   Attributable
                       incorporation/           Authorized, issued and                 equity
 Name of company       establishment               paid up capital                   interest %        Principal activities
---------------------------------------------------------------------------------------------------------------------------
                                          Authorized       Issued and paid up
Guangdong Mobile                 PRC                 -            RMB 5,595             100%            Cellular telephone
                           September                                                                              operator
                           28, 1988

Zhejiang Mobile                  PRC                 -            RMB 2,118             100%            Cellular telephone
                         February 2,                                                                              operator
                                1996

Jiangsu Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                       March 6, 1998           at HK$1                                                             company

Jiangsu Mobile                   PRC                 -            RMB 2,800             100%            Cellular telephone
                        December 10,                                                                              operator
                                1992

Fujian Mobile BVI                BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                1999

Fujian Mobile                    PRC                 -            RMB 5,247             100%            Cellular telephone
                        September 7,                                                                              operator
                                1999

Henan Mobile BVI                 BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                           September           at HK$1                                                             company
                             1, 1999

Henan Mobile                     PRC                 -            RMB 4,368             100%            Cellular telephone
                           August 6,                                                                              operator
                                1999

Hainan Mobile BVI                BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                1999

Hainan Mobile                    PRC                 -              RMB 643             100%            Cellular telephone
                          August 19,                                                                              operator
                                1999

Beijing Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Beijing Mobile                   PRC                 -             RMB6,125             100%            Cellular telephone
                            July 26,                                                                              operator
                                2000

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

30       PRINCIPAL SUBSIDIARIES (CONTINUED)

         Details of the Company's Principal subsidiaries are as follows (Continued):

                         Place and
                          date of                                                   Attributable
                       incorporation/           Authorized, issued and                 equity
 Name of company       establishment               paid up capital                   interest %        Principal activities
---------------------------------------------------------------------------------------------------------------------------
                                          Authorized       Issued and paid up
Shanghai Mobile BVI              BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Shanghai Mobile                  PRC                 -             RMB6,039             100%            Cellular telephone
                           August 4,                                                                              operator
                                2000

Tianjin Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Tianjin Mobile                   PRC                 -             RMB2,151             100%            Cellular telephone
                            July 24,                                                                              operator
                                2000

Hebei Mobile BVI                 BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Hebei Mobile                     PRC                 -             RMB4,315             100%            Cellular telephone
                            July 31,                                                                              operator
                                2000

Liaoning Mobile BVI              BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Liaoning Mobile                  PRC                 -             RMB5,140             100%            Cellular telephone
                           August 7,                                                                              operator
                                2000

Shandong Mobile BVI              BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Shandong Mobile                  PRC                 -             RMB6,342             100%            Cellular telephone
                           August 7,                                                                              operator
                                2000

Guangxi Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        September 1,           at HK$1                                                             company
                                2000

Guangxi Mobile                   PRC                 -             RMB2,341             100%            Cellular telephone
                           August 3,                                                                              operator
                                2000

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

30       PRINCIPAL SUBSIDIARIES (CONTINUED)

         Details of the Company's principal subsidiaries are as follows (Continued):

                         Place and
                          date of                                                   Attributable
                       incorporation/           Authorized, issued and                 equity
 Name of company       establishment               paid up capital                   interest %        Principal activities
---------------------------------------------------------------------------------------------------------------------------
                                          Authorized       Issued and paid up
Anhui Mobile BVI                 BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company

Anhui Mobile                     PRC                 -             RMB4,099             100%            Cellular telephone
                         January 29,                                                                              operator
                                2002

Jiangxi Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company

Jiangxi Mobile                   PRC                 -             RMB2,933             100%            Cellular telephone
                         January 18,                                                                              operator
                                2002

Chongqing Mobile BVI             BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company

Chongqing Mobile                 PRC                 -             RMB3,030             100%            Cellular telephone
                         January 28,                                                                              operator
                                2002

Sichuan Mobile BVI               BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company

Sichuan Mobile                   PRC                 -             RMB7,484             100%            Cellular telephone
                         February 4,                                                                              operator
                                2002

Hubei Mobile BVI                 BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company

Hubei Mobile                     PRC                 -             RMB3,961             100%            Cellular telephone
                         February 1,                                                                              operator
                                2002

Hunan Mobile BVI                 BVI     10,000 shares      1 share at HK$1             100%            Investment holding
                        May 10, 2002           at HK$1                                                             company


                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

30       PRINCIPAL SUBSIDIARIES (CONTINUED)

         Details of the Company's principal subsidiaries are as follows (Continued):

                             Place and
                              date of                                                   Attributable
                           incorporation/           Authorized, issued and                 equity
 Name of company           establishment               paid up capital                   interest %     Principal activities
----------------------------------------------------------------------------------------------------------------------------
                                                Authorized       Issued and paid up
Hunan Mobile                         PRC                  -             RMB4,016            100%         Cellular telephone
                             February 6,                                                                           operator
                                    2002

Shaanxi Mobile BVI                   BVI      10,000 shares      1 share at HK$1            100%         Investment holding
                            May 10, 2002            at HK$1                                                         company

Shaanxi Mobile                       PRC                  -             RMB3,171            100%         Cellular telephone
                             February 3,                                                                           operator
                                    2002

Shanxi Mobile BVI                    BVI      10,000 shares      1 share at HK$1            100%         Investment holding
                            May 10, 2002            at HK$1                                                         company

Shanxi Mobile                        PRC                  -             RMB2,773            100%         Cellular telephone
                             February 4,                                                                           operator
                                    2002

China Mobile (Shenzhen)              PRC                  -                US$30            100%        Corporate operation
  Limited                        June 9,                                                                         controller
                                    2000

Aspire Holdings Limited           Cayman      1,500,000,000                HK$94          66.41%         Investment holding
                                 Islands          shares at                                                         company
                                 June 5,             HK$0.1
                                    2000

Aspire (BVI) Limited                 BVI      50,000 shares             US$0.001          66.41%         Investment holding
                                 June 7,            at US$1                                                         company
                                    2000

Aspire Technologies                  PRC              US$10               US$1.5          66.41%                 Technology
(Shenzhen) Limited           December 1,                                                                           platform
                                    2000                                                                    development and
                                                                                                                maintenance

Aspire Information                   PRC               US$5               US$1.5          66.41%        Provision of mobile
  Network (Shenzhen)           August 1,                                                                    data solutions,
  Limited                           2001                                                                 system integration
                                                                                                            and development

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

30      PRINCIPAL SUBSIDIARIES (CONTINUED)

         Dividend declared in respect of previous financial year, approved and paid by the Company's subsidiaries for the financial years ended December 31, 2000, 2001 and 2002 amounting to RMB985, RMB4,863 and RMB18,000 respectively.

         In prior years, dividend income from subsidiaries was recognized as income in the Company's statements of income in the period in which they related. With effect from January 1, 2001, in order to comply with Statement of Standard Accounting Practice No. 9 (revised) issued by the Hong Kong Society of Accountants, the Company recognizes dividend income as income in the accounting period in which the dividends are declared or proposed and approved by the shareholders of the relevant subsidiaries.

         The new accounting policy has been adopted retrospectively, with the opening balance of retained earnings and the comparative information of the Company adjusted for the amounts relating to prior periods.

31       POST BALANCE SHEET EVENTS

         After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 9.

32       COMPARATIVE FIGURES

         The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of Statement of Standard Accounting Practice No. 15 (revised 2001) "Cash flow statements". As a result, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities has been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

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

         The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

(a)      EFFECT OF COMBINATION OF ENTITIES UNDER COMMON CONTROL

         Under HK GAAP, the Group adopted the purchase accounting method to account for the purchase of subsidiaries from the holding company. Under the purchase accounting method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before January 1, 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after January 1, 2001, goodwill arising on the acquisition is amortized to the consolidated statements of income on a straight-line basis over 20 years.

         As a result of the Group and the acquired subsidiaries being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as an equity transaction in the year of acquisition. Goodwill arising on consolidation and the amortisation of goodwill which are recognized under HK GAAP has been reversed for US GAAP purposes.

(b)      CAPITALIZATION OF INTEREST

         Under HK GAAP, the Group capitalizes interest costs to the extent that the related borrowings are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(b)      CAPITALIZATION OF INTEREST (CONTINUED)

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

         Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases.

         The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

         Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. However, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation reserve is created under US GAAP with a corresponding increase in shareholders' equity.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(c)      REVALUATION AND IMPAIRMENT OF FIXED ASSETS (CONTINUED)

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

         For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation which are recognised under HK GAAP.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

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

(g)      REVENUE RECOGNITION

         Until June 30, 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognized as received. Under US GAAP, effective July 1, 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognized over the estimated customer usage period for the related service.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(i)      RECENTLY ISSUED ACCOUNTING STANDARDS

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 145

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

         SFAS NO. 146

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's consolidated financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(i)      RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

         INTERPRETATION NO. 45

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.

         SFAS NO. 148

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". The Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

(i)      RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

         INTERPRETATION 46

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

                                                     Year ended December 31,
                                                  -----------------------------
                                                   2000       2001        2002
                                                   RMB        RMB         RMB
Net profit under HK GAAP                           18,027     28,015     32,742

Adjustments:
  Effect of combination of entities
     under common control                           7,757      3,295      2,818
  Capitalized interest                                 17         85       (100)
  Revaluation of fixed assets                         603      3,211        672
  Employee housing scheme                            (180)         -          -
  Deferred taxation                                  (937)      (623)      (107)
  Share option scheme                                 (99)      (277)      (331)
  Amortization of net connection fees and
     telephone number selection fees                 (526)       764        853
  Amortization of net savings from
     interconnection, roaming and leased
     line agreements                                 (543)        86         85
  Reversal of goodwill amortisation                     -          -        936
  Deferred tax effects of US GAAP adjustments          18       (320)      (366)
                                                  -------    -------    -------

Net profit under US GAAP                           24,137     34,236     37,202
                                                  =======    =======    =======

Basic net profit per share in
  accordance with US GAAP                            1.31       1.76       1.90
                                                  =======    =======    =======

Diluted net profit per share in
  accordance with US GAAP                            1.30       1.76       1.90
                                                  =======    =======    =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                                         As of December 31,
                                                                        --------------------
                                                                          2001        2002
                                                                          RMB          RMB
Shareholders' equity under HK GAAP                                       111,779     172,202

Adjustments:
  Effect of combination of entities under common control                  30,663           -
  Capitalized interest                                                       576         476
  Revaluation of fixed assets
  - Cost                                                                 (10,577)    (10,577)
  - Accumulated depreciation and other                                     7,265       7,937
  Deferred tax adjustments on revaluations                                 1,135         849
  Employee housing scheme                                                 (1,583)     (1,583)
  Deemed capital contribution for employee housing scheme                  1,583       1,583
  Deferral of net connection fees and telephone number selection fees     (1,627)       (774)
  Deferral of net savings from interconnection, roaming and leased
    line agreements                                                         (457)       (372)
  Recognition of deferred taxes                                            1,447       1,362
  Reversal of goodwill                                                         -     (36,522)
  Deferred tax effects of US GAAP adjustments                                 96          (6)
                                                                        --------    --------

Shareholders' equity under US GAAP                                       140,300     134,575
                                                                        ========    ========

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         The following are condensed consolidated balance sheets of the Group as of December 31, 2001 and 2002, and the related condensed consolidated statements of income, total shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, restated to reflect the impact of the differences between HK GAAP and US GAAP.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                             Year ended December 31,
                                                        --------------------------------
                                                          2000        2001        2002
                                                          RMB         RMB          RMB
OPERATING REVENUE

Usage fees                                                79,218      92,478     104,373
Monthly fees                                              18,336      18,237      19,032
Connection fees                                            2,009       2,091       1,505
Other operating revenue                                   12,899      14,943      20,421
                                                        --------    --------    --------

TOTAL OPERATING REVENUE                                  112,462     127,749     145,331
                                                        --------    --------    --------
OPERATING EXPENSES

Leased lines                                              10,124       6,422       5,985
Interconnection                                           16,795      16,234      14,733
Depreciation                                              19,129      22,516      28,445
Personnel                                                  6,520       7,129       7,832
Other operating expenses                                  19,222      26,297      34,045
Write-down and write-off of analog network equipment       5,499           -           -
                                                        --------    --------    --------

TOTAL OPERATING EXPENSES                                  77,289      78,598      91,040
                                                        ========    ========    ========

OPERATING PROFITS                                         35,173      49,151      54,291

OTHER NET INCOME                                           1,238       1,715       1,739

NON-OPERATING NET INCOME                                     230         322         632

INTEREST INCOME                                            1,112         947         732

FINANCE COSTS                                             (2,287)     (1,941)     (1,976)
                                                        --------    --------    --------

PROFIT BEFORE TAX                                         35,466      50,194      55,418

INCOME TAX                                               (11,328)    (15,959)    (18,214)
                                                        --------    --------    --------

PROFIT AFTER TAX                                          24,138      34,235      37,204

MINORITY INTERESTS                                            (1)          1          (2)
                                                        --------    --------    --------

NET PROFIT                                                24,137      34,236      37,202
                                                        ========    ========    ========

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         CONDENSED CONSOLIDATED BALANCE SHEETS

                                                December 31,
                                             -----------------
                                              2001       2002
                                              RMB        RMB
ASSETS

Current assets
  Cash and cash equivalents                   25,181    32,575
  Deposits with banks                         14,995    11,069
  Accounts receivable                          7,169     5,899
  Other receivables                            1,292     1,231
  Deferred tax - current portion                 624     3,116
  Inventories                                  1,472     1,586
  Prepayments and other current assets         2,061     2,059
  Amount due from ultimate holding company     2,997     1,282
  Amounts due from related parties               219       401
                                             -------   -------

  Total current assets                        56,010    59,218

Fixed assets                                 141,396   163,232
Construction in progress                      31,004    23,026
Investment securities                             77        77
Interest in associates                            16        16
Deferred tax - long term portion               4,164     2,660
Deferred expenses                              1,597       912
                                             -------   -------

TOTAL ASSETS                                 234,264   249,141
                                             =======   =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         December 31,
                                                      -----------------
                                                       2001      2002
                                                       RMB        RMB
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                     15,799    17,069
  Bills payable                                         1,785     1,256
  Bank loans and other interest-bearing borrowings      9,296     8,132
  Obligation under capital lease - current portion        994        68
  Taxes payable                                         6,089     6,568
  Amounts due to related parties                        2,700     2,414
  Accrued expenses and other payables                  13,741    16,228
  Amount due to immediate holding company                   -       402
  Amount due to ultimate holding company                  659     1,217
  Deferred revenue - current portion                      824     6,760
                                                      -------   -------

  Total current liabilities                            51,887    60,114

Bank loans and other interest-bearing borrowings       24,513    36,348
Deferred revenue - long term portion                    7,970     2,737
Amount due to ultimate holding company                  8,750         -
Amount due to immediate holding company                     -    15,176
Obligation under capital leases - long-term portion       812         -
                                                      -------   -------

TOTAL LIABILITIES                                      93,932   114,375

Minority interests                                         32       191

SHAREHOLDERS' EQUITY                                  140,300   134,575
                                                      -------   -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            234,264   249,141
                                                      =======   =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         CONDENSED CONSOLIDATED STATEMENTS OF TOTAL SHAREHOLDERS' EQUITY FOR THE FOLLOWING YEARS:

                                                             RMB
Shareholders' equity at January 1, 2000                     87,373

Net profit for the year ended December 31, 2000             24,137
Issue of ordinary shares                                   248,181
Deemed capital distribution                               (271,485)
Distribution to owner                                       (1,866)
Contribution by owner                                        6,500
Deemed capital contribution for employee housing scheme        264
Tax effect of revaluation                                    2,469
Stock-based compensation                                        99
Others                                                         (22)
                                                          --------

Shareholders' equity at December 31, 2000                   95,650

Net profit for the year ended December 31, 2001             34,236
Issue of ordinary shares                                         4
Distribution to owner                                         (794)
Contribution by owner                                        9,839
Tax effect of revaluation                                    1,088
Stock-based compensation                                       277
                                                          --------

Shareholders' equity at December 31, 2001                  140,300

Net profit for the year ended December 31, 2002             37,202
Issue of ordinary shares                                    27,681
Deemed capital distribution                                (70,959)
Distribution to owner                                          (28)
Contribution by owner                                           48
Stock-based compensation                                       331
                                                          --------

Shareholders' equity at December 31, 2002                  134,575
                                                          ========

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

         The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 (revised 2001) "Cash Flow Statements" ("HK SSAP 15"). Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS 95"). The principal differences between the standards relate to classification. Under HK SSAP 15, the Group presents its cash flows for
         (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HK SSAP 15 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

                                                      Year ended December 31,
                                                   -----------------------------
                                                    2000        2001      2002
                                                     RMB        RMB        RMB
Net cash inflow from
  Operating activities                              57,766     60,863     79,445
  Investing activities                             (46,167)   (69,166)   (44,070)
  Financing activities                              (8,232)     2,557    (27,981)
                                                   -------    -------    -------

Increase/(decrease) in cash and cash equivalents     3,367     (5,746)     7,394

Cash and cash equivalents at beginning of year      27,560     30,927     25,181
                                                   -------    -------    -------

Cash and cash equivalents at end of year            30,927     25,181     32,575
                                                   =======    =======    =======

Interest paid (net of amounts capitalized)           2,420      2,541      1,740
                                                   =======    =======    =======

Income taxes paid                                    7,406     14,104     18,723
                                                   =======    =======    =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

33       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP (CONTINUED)

         SIGNIFICANT NON-CASH TRANSACTIONS

         The Group incurred payables of RMB10,803 and RMB1,257 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2002.

         The Group incurred payables of RMB14,005 and RMB1,337 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2001.

         The Group incurred payables of RMB10,448 and RMB1,068 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2000.

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP

         The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

         WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT

                                                                          Year ended December 31,
                                                                ------------------------------------------
                                                                  2000            2001               2002
                                                                   RMB             RMB                RMB
Write-down of analog network equipment                             4,718                -                -

Write-off of analog network equipment                                781                -                -
                                                                --------         --------          -------

                                                                   5,499                -                -
                                                                ========         ========          =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         WRITE-DOWN AND WRITE-OFF OF ANALOG NETWORK EQUIPMENT (CONTINUED)

         Due to the rapid change of technology, the Company re-assessed the recoverability of the carrying amount of the analog network equipment which was held for use at December 31, 2000. The Company determined the existence of impairment by comparing the carrying amount of these equipment to their future undiscounted net cash flows expected to be generated over the economic life of analog network in service at December 31, 2000. The Company has recognized write downs of RMB4,718 on these equipment in 2000. Such amount of loss was measured by the amount by which the carrying amounts of the individual analog network assets exceed their fair value determined based on the discounted net cash flow expected to be generated by each analog network. Additionally, the Company has written-off RMB781 of certain analog network equipment which have been removed from service at December 31, 2000. At December 31, 2001, all analog network equipment which were written down in previous years had been removed from service.

         INCOME TAX

         The Company is subject to Hong Kong profits tax at 16% for the years ended December 31, 2000, 2001 and 2002.

         The Group's PRC subsidiaries are subject to the statutory income tax rate of 33%, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoys a preferential rate of 30% and 15%, respectively.

         The components of income tax expense are as follows:

                                   Year ended December 31,
                          ----------------------------------------
                           2000             2001             2002
                            RMB              RMB              RMB
Current                    9,371           12,826           19,202
Deferred                   1,957            3,133             (988)
                          ------           ------           ------
                          11,328           15,959           18,214
                          ======           ======           ======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         INCOME TAX (CONTINUED)

         The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

                                                  Year ended December 31,
                                               -----------------------------
                                                 2000       2001       2002
                                                 RMB        RMB        RMB
Expected PRC taxation at statutory tax rates    11,704     16,564     18,288
Non-taxable items
  - Connection fee                                (353)      (171)      (182)
  - Surcharge                                     (309)        (5)         -
  - Interest income                                (74)       (32)       (25)
Non-deductible expenses                            952        272        685
Rate differential on PRC operations               (688)    (1,095)      (897)
Rate differential on Hong Kong operations           32        165        229
Reversal of deferred taxation due to
  change of income tax rate                          -         27         (9)
Tax losses not recognized for deferred tax           -        203        242
Others                                              64         31       (117)
                                               -------    -------    -------

Income tax                                      11,328     15,959     18,214
                                               =======    =======    =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

 INCOME TAX (CONTINUED)

 The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                      December 31,
                                                    ----------------
                                                     2001      2002
                                                     RMB       RMB
 Deferred tax assets:
   Provision for obsolete inventories                    7        16
   Provision for doubtful accounts                   1,447     1,362
   Revaluation of fixed assets                       1,306     1,049
   Amortization of deferred items                      487       295
   Income recognition on prepaid service fees        1,719     3,259
                                                    ------    ------

 Gross deferred tax assets                           4,966     5,981

 Deferred tax liabilities:
   Capitalized interest                               (178)     (205)
                                                    ------    ------

 Net deferred tax assets                             4,788     5,776

 Less: Current portion of net deferred tax assets     (624)   (3,116)
                                                    ------    ------

                                                     4,164     2,660
                                                    ======    ======

ACCOUNTS RECEIVABLE

                                           December 31,
                                        ------------------
                                         2001       2002
                                         RMB        RMB
Accounts receivable                      11,959     10,200

Less: Allowance for doubtful accounts    (4,790)    (4,301)
                                        -------    -------

                                          7,169      5,899
                                        =======    =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         ACCOUNTS RECEIVABLE (CONTINUED)

         Allowance for doubtful accounts is analyzed as follows:

                                                                                                      RMB
At January 1, 2000                                                                                   5,925
Provision for the year                                                                               2,584
Written-off                                                                                         (2,986)
                                                                                                    ------
At December 31, 2000                                                                                 5,523
Provision for the year                                                                               2,236
Written-off                                                                                         (2,969)
                                                                                                    ------
At December 31, 2001                                                                                 4,790
Provision for the year                                                                               1,857
Written-off                                                                                         (2,346)
                                                                                                    ------
At December 31, 2002                                                                                 4,301
                                                                                                    ======

         OTHER RECEIVABLES

                                                                                       December 31,
                                                                               ---------------------------
                                                                               2001                  2002
                                                                                RMB                   RMB
Other receivables                                                              1,292                 1,356

Less: Allowance for doubtful accounts                                              -                  (125)
                                                                               -----                 -----
                                                                               1,292                 1,231
                                                                               =====                 =====

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         OTHER RECEIVABLES (CONTINUED)

         Allowance for doubtful accounts is analyzed as follows:

                                                                                                       RMB
At January 1, 2000                                                                                       -
Provision for the year                                                                                   -
Written-off                                                                                              -
                                                                                                       ---
At December 31, 2000                                                                                     -
Provision for the year                                                                                   -
Written-off                                                                                              -
                                                                                                       ---
At December 31, 2001                                                                                     -
Provision for the year                                                                                 148
Written-off                                                                                            (23)
                                                                                                       ---
At December 31, 2002                                                                                   125
                                                                                                       ===

         FIXED ASSETS

                                                                                     December 31,
                                                                             -----------------------------
                                                                               2001                  2002
                                                                               RMB                   RMB
Land use rights and buildings                                                 12,295                16,805
Telecommunications transceivers, switching
 centers and other network equipment                                         180,500               223,642
Office equipment, furniture and fixtures and others                            8,282                 9,512
                                                                             -------               -------
                                                                             201,077               249,959

Less: accumulated depreciation                                               (59,681)              (86,727)
                                                                             -------               --------
                                                                             141,396               163,232
                                                                             =======               =======

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         DEFERRED REVENUE AND OTHER ITEMS

                                                                               Year ended December 31,
                                                                            -----------------------------
                                                                              2001                  2002
                                                                              RMB                   RMB
Balance at beginning of year                                                  8,930                 8,794
Addition during the year                                                     28,114                38,387
Recognized in the condensed consolidated statements
   of income                                                                (28,250)              (37,684)
                                                                            -------               -------
Balance at end of year                                                        8,794                 9,497

Less: Current portion                                                          (824)               (6,760)
                                                                            -------               -------
                                                                              7,970                 2,737
                                                                            =======               =======

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         DEFERRED EXPENSES

                                                                                Year ended December 31,
                                                                             ----------------------------
                                                                              2001                   2002
                                                                               RMB                   RMB
Balance at beginning of year                                                  2,153                 1,597
Addition during the year                                                        920                    53
Recognized in the condensed consolidated statements
   of income                                                                 (1,476)                 (738)
                                                                             ------                 -----
Balance at end of year                                                        1,597                   912
                                                                             ======                 =====

         Deferred expenses comprises:

         (i) the unamortized portion of issuance costs in respect of the fixed rate notes, convertible notes and bonds; and

         (ii) the unamortized portion of direct costs related to connection fees and telephone number selection fees received.

         STOCK OPTION PLAN

         Details of the Company's stock option plan and options granted under the plan are contained in Note 28. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: expected dividend yield of 0%, 0% and 20% during 2000, 2001 and 2002; expected volatility of 89.97%, 65.92% and 32.44% for the share option granted during 2000, 2001 and 2002 respectively; risk-free interest rate of 9.5%, 5.5% and 5.3% during 2000, 2001 and 2002 respectively; and expected life of 8 years, 6 years and 10 years during 2000, 2001 and 2002 respectively. The per share fair value of stock options granted during 2000, 2001 and 2002 were HK$48.92, HK$29.46 and HK$9.15 on the date of grant, respectively.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         STOCK OPTION PLAN (CONTINUED)

         The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No.44, "Account for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", issued in March 2000, to account for its plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-valued-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The compensation cost that has been charged against income for US GAAP for the Company's stock option plan was RMB99 for 2000, RMB277 for 2001 and RMB331 for 2002. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                                                  Year ended December 31,

                                                                                  2001               2002
                                                                                   RMB               RMB
Net profit, as reported                                                          34,236             37,202

Add stock-based employee compensation expense
   included in net income                                                           277                331
Deduct total stock-based employee compensation
   expense determined under fair-value-based
   method                                                                        (1,078)            (1,403)
                                                                                 ------             ------

                                                                                 33,435             36,130
Pro forma net income                                                             ======             ======

Basic net profit per share                           As reported                   1.76               1.90
                                                     Pro forma                     1.72               1.85

Diluted net profit per share                         As reported                   1.76               1.90
                                                     Pro forma                     1.72               1.84

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         NET PROFIT PER SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted net profit per share computations prepared under US GAAP.

                         For the year ended December 31, 2000     For the year ended December 31, 2001
                       ----------------------------------------  ---------------------------------------
                          Income        Shares        Per share    Income        Shares        Per share
                       (Numerator)   (Denominator)     amount    (Numerator)  (Denominator)     Amount
BASIC NET PROFIT
 PER SHARE                24,137        18,494          1.31       34,236        19,433          1.76
                                                        ====                                     ====
EFFECT OF DILUTIVE
 SECURITIES

Convertible  notes             -             -                        129            91
Stock options                  -            16                          -             2
                          ------        ------                     ------        ------
DILUTED NET PROFIT
 PER SHARE                24,137        18,510          1.30       34,365        19,526          1.76
                          ======        ======          ====       ======        ======          ====

                         For the year ended December 31, 2002
                       ----------------------------------------
                          Income        Shares        Per share
                       (Numerator)   (Denominator)     Amount
BASIC NET PROFIT
 PER SHARE                37,202        19,561          1.90
                                                        ====
EFFECT OF DILUTIVE
 SECURITIES

Convertible  notes           129            91
Stock options                  -             1
                          ------        ------
DILUTED NET PROFIT
 PER SHARE                37,331        19,653          1.90
                          ======        ======          ====

         FAIR VALUE

         Financial assets of the Group include cash and cash equivalents, deposits with banks, accounts receivable, other receivables and amounts due from related parties. Financial liabilities of the Group include accounts payable, bank and other loans, other payables and amounts due to related parties. It is not practicable to estimate the fair value of the amounts due from and due to related parties without incurring excessive cost.

         The following table presents the carrying amounts and fair values of the Group's bank and other loans as of December 31, 2001 and 2002:

                                                    December 31, 2001                  December 31, 2002
                                                 Carrying          Fair             Carrying        Fair
                                                  amount           Value             amount         value
                                                    RMB             RMB                RMB           RMB
Fixed rate bank and other loans                    9,746           9,706              4,769         4,762
Variable rate bank and other loans                 8,399           8,399             16,039        16,039
Fixed rate notes                                   4,956           5,375              4,961         5,418
Convertible notes                                  5,708           5,400              5,711         5,576
Bonds                                              5,000           5,045             13,000        13,309
                                                  ------          ------             ------        ------
Total                                             33,809          33,925             44,480        45,104
                                                  ======          ======             ======        ======

         The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         RELATED PARTY TRANSACTIONS

                                                                        Year ended December 31,
                                                              ------------------------------------------
                                                               2000              2001               2002
                                                                RMB              RMB                RMB
Interconnection revenue                                        5,759            5,132              4,560
Interconnection charges                                       11,619            9,746              8,105
Leased line charges                                           10,277            5,839              5,926
Roaming revenue                                                4,968            5,945              6,629
Roaming expenses                                               4,486            5,803              6,735
Spectrum fees                                                     35               26                226
Operating lease charges                                          666              527                527
Sales commission expenses                                        406              110                 69
Debt collection service fees                                     226              135                 74
Billing service fees                                              18               19                 10
Roaming billing processing fees                                  150              201                225
Equipment maintenance service fees                                 8               48                 55
Rental charges of synchronized clock ports                        17               21                 26
Construction and related service fees                            498            2,523                345
Purchases of transmission tower and
  transmission tower-related service
  and antenna maintenance service fees                            86              156                146
Prepaid card sales commission income                             158              356                219
Prepaid card sales commission expenses                           158              373                216
 Technology platform development and
   maintenance service income                                      -                -                 39
Telecommunications lines maintenance
  service fees                                                    12               46                 34
Interest paid/payable                                             28               41                821
Housing reform                                                     6                4                  -
Rental income                                                      6                6                  7
Capital contributions                                          6,222            9,838                  -
Distributions                                                    569              794                  -

         Descriptions of the nature of the related party transactions are set forth in Note 26.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

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

         The Company's operating segments are comprised of its cellular businesses operated within the Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang Autonomous Region of the PRC. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide cellular services to individual customers within their geographic market. The Company's operating segments have been aggregated into a single operating segment as they are expected to exhibit similar future economic characteristics.

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

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

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

         INTERCONNECTION ARRANGEMENT WITH NETWORKS OF OTHER OPERATORS

         The Group's cellular services depend in large part upon access to the network of other operators. Any disruption of interconnection with the networks of operators could have a material adverse effect on the Group's results of operations.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

         CHANGES IN TECHNOLOGY

         The telecommunications industry is subject to rapid and significant changes in technology. Accordingly, the mobile telecommunications technologies that the Group currently employs may become obsolete or subject to competition from new technologies in the future, including new wireless telecommunications technologies. In addition, the new technologies the Group implements, such as wireless data applications, may not generate an acceptable rate of return.

         NEW COMPETITION

         Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. There can be no assurance that the State Council will not approve additional telecommunications service providers in the future, including providers of mobile telecommunications services, that may compete against the Group. In additions, China's accession into the WTO could lead to increased foreign investment in the telecommunications market in Mainland China, thereby increasing competition and foreign participation in the mobile telecommunications service sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on the Group's financial conditions and result of operation.

         SELF INSURANCE RISK

         The Group does not maintain any insurance policies to cover its assets.

         INTEREST RATE RISK

         The interest rates and terms of repayment of the bank and other loans payable of the Group are disclosed in Note 20.

                                                China Mobile (Hong Kong) Limited
                                               Consolidated financial statements
                                            for the year ended December 31, 2002

         Notes to Consolidated Financial Statements (Continued)
         (Amounts in millions, except share data)

34       ADDITIONAL INFORMATION REQUIRED BY US GAAP (CONTINUED)

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

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
  1.1            Memorandum and Articles of Association (as amended).(6)

  2.1            We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

  2.2            Guarantee from China Mobile Communications Corporation for the RMB 5 billion guaranteed bonds due
                 2011 issued by Guangdong Mobile.(6)

  2.3            Letter of Guarantee from China Mobile Communications Corporation for the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in
                 2002 (with English translation).

  4.1            Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and
                 China Mobile (Hong Kong) Limited (with English translation).

  4.2            Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong
                 Kong) Limited and China Mobile Communications Corporation.

  4.3            Amendment Letter dated June 18, 2002 between China Mobile (Hong Kong) Limited, Vodafone Group Plc and Vodafone Holdings.

  4.4            Supplemental Agreement relating to Frequency Spectrum/Numbering Resources Usage Agreement, Sharing
                 Agreement of Inter-provincial Long Distance Transmission Line Leasing Fee, Inter-provincial
                 Interconnection and Domestic and International Roaming Settlement Agreement, Agreement on
                 "Shenzhouxing" Roaming Settlement and Sharing of Revenue From Sales of Top-Off Cards From Network
                 Operators Other Than Their Home Network Operators, and Supplemental Agreement to Agreement on
                 "Shenzhouxing" Roaming Settlement and Sharing of Revenue from Sales And Value-Adding of Top-Off Cards from Network Operators Other Than Their Home Network Operators dated April 29, 2002 between China
                 Mobile Communications Corporation, China Mobile (Hong Kong) Limited and the eight regional mobile communications companies (Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication
                 Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company
                 Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited,
                 Shaanxi Mobile Communication Company Limited, and Shanxi Mobile Communication Company Limited) (with
                 English translation).

  4.5            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Anhui
                 Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).

  4.6            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with
                 English translation).

  4.7            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation,
                 Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with
                 English translation).

  4.8            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Sichuan
                 Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).

  4.9            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Hubei
                 Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.10            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Hunan
                 Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).

 4.11            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Shaanxi
                 Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).

 4.12            Asset Injection Agreement dated May 15, 2002 among China Mobile Communications Corporation, Shanxi
                 Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).

 4.13            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Anhui Mobile
                 Communication Company Limited and Anhui Communication Service Company (with English translation).

 4.14            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Jiangxi Mobile
                 Communication Company Limited and Jiangxi Communication Service Company (with English translation).

 4.15            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Chongqing Mobile
                 Communication Company Limited and Chongqing Communication Service Company (with English translation).

 4.16            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Sichuan Mobile
                 Communication Company Limited and Sichuan Communication Service Company (with English translation).

 4.17            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hubei Mobile
                 Communication Company Limited and Hubei Communication Service Company (with English translation).

 4.18            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hunan Mobile
                 Communication Company Limited and Hunan Communication Service Company (with English translation).

 4.19            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shaanxi Mobile
                 Communication Company Limited and Shaanxi Communication Service Company (with English translation).

 4.20            Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shanxi Mobile
                 Communication Company Limited and Shanxi Communication Service Company (with English translation).

 4.21            Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company
                 Limited and Anhui Communication Service Company (with English translation).

 4.22            Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication
                 Company Limited and Jiangxi Communication Service Company (with English translation).

 4.23            Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication
                 Company Limited and Chongqing Communication Service Company (with English translation).

 4.24            Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication
                 Company Limited and Sichuan Communication Service Company (with English translation).

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.25            Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company
                 Limited and Hubei Communication Service Company (with English translation).

 4.26            Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company
                 Limited and Hunan Communication Service Company (with English translation).

 4.27            Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication
                 Company Limited and Shaanxi Communication Service Company (with English translation).

 4.28            Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication
                 Company Limited and Shanxi Communication Service Company (with English translation).

 4.29            Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between
                 China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation).

 4.30            Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile
                 Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).

 4.31            Trademark License Agreement, dated April 24, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited. (7)

 4.32            Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong (BVI)
                 Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(7)

 4.33            Subscription Agreement, dated May 16, 2002, among Vodafone Group Plc, Vodafone Holdings (Jersey)
                 Limited and China Mobile (Hong Kong) Limited. (7)

 4.34            Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong) Limited and China
                 Mobile Communications Corporation.(6)

 4.35            Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom (Hong Kong) Limited.(4)

 4.36            Inter-Provincial Network Interconnection, Domestic and International Roaming and Settlement
                 Agreement, dated May 5, 2000, between China Mobile Communications Corporation and China Telecom
                 (Hong Kong) Limited.(4)

 4.37            Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China Telecom (Hong
                 Kong) Limited.(4)

 4.38            Agreement Regarding the Roaming Settlement of "Shenzhouxing" Prepaid Services "Shenzhouxing" and
                 Revenues Sharing for Sales of Stored Value for Stored Value Cards, dated October 4, 2000, between
                 China Mobile Communications Corporation and China Mobile (Hong Kong) Limited.(1)

 4.39            Contract on Termination of the Trademark Licensing, dated September 15, 2000, between China
                 Telecommunications Corporation and China Mobile (Hong Kong) Limited.(1)

 4.40            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                 Mobile and Beijing Communications Service Company ("Beijing Service").(1)

 4.41            Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing
                 Mobile and Beijing Service.(1)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.42            Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company
                 ("Beijing Huarui").(1)

 4.43            Agreement on Communications Projects Design and Construction, dated September 18, 2000, between
                 Beijing Mobile and Beijing Huarui.(1)

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

 4.47            Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai
                 Mobile and Shanghai Long-distance Telecommunications Engineering Company ("Shanghai Engineering").(1)

 4.48            Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between
                 Shanghai Mobile and Shanghai Engineering.(1)

 4.49            Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai
                 Mobile and Shanghai Communications Service Company ("Shanghai Service").(1)

 4.50            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shanghai Mobile and Shanghai Service. (1)

 4.51            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shanghai Mobile and Shanghai Service. (1)

 4.52            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai Service.(1)

 4.53            Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications
                 Service Company ("Tianjin Service"). (1)

 4.54            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Tianjin Mobile and Tianjin Service.(1)

 4.55            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation, Tianjin
                 Mobile and Tianjin Service.(1)

 4.56            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin Service.(1)

 4.57            Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and
                 Hebei Communications Service Company ("Hebei Service").(1)

 4.58            Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated
                 August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and
                 Machinery Plant.(1)

 4.59            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Hebei Mobile and Hebei Service.(1)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.60            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation, Hebei
                 Mobile and Hebei Service.(1)

 4.61            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei Service.(1)

 4.62            Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company ("Liaoning Service").(1)

 4.63            Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau ("Liaoning Engineering").(1)

 4.64            Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning
                 Mobile and Liaoning Engineering.(1)

 4.65            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Liaoning Mobile and Liaoning Service.(1)

 4.66            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Liaoning Mobile and Liaoning Service.(1)

 4.67            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning Service.(1)

 4.68            Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company ("Shandong Service").(1)

 4.69            Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong
                 Mobile and Shandong Mobile Communications Engineering Bureau.(1)

 4.70            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shandong Mobile and Shandong Service.(1)

 4.71            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation,
                 Shandong Mobile and Shandong Service.(1)

 4.72            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong Service.(1)

 4.73            Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications
                 Service Company ("Guangxi Service").(1)

 4.74            Capital Contribution Agreement, dated August 30, 2000, among China Mobile Communications Corporation,
                 Guangxi Mobile and Guangxi Service.(1)

 4.75            Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile
                 Communication Services, dated August 30, 2000, among China Mobile Communications Corporation, Guangxi
                 Mobile and Guangxi Service.(1)

 4.76            Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related
                 Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi Service.(1)

 4.77            Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited, Vodafone Group Plc,
                 China International Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East
                 Limited.(1)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.78            Syndicated loan agreement for RMB 7,500,000,000 among China Mobile (Shenzhen) Limited, Construction
                 Bank of China, Bank of China, State Development Bank, Agriculture Bank of China, Industrial and
                 Commercial Bank of China, Bank of Communications, Hong Kong and Shanghai Banking Corporation Ltd.,
                 China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated October 7, 2000.(1)

 4.79            Syndicated loan agreement for RMB 5,000,000,000 among China Mobile (Shenzhen) Limited, Construction
                 Bank of China, Bank of China, State Development Bank, Agriculture Bank of China, Industrial and
                 Commercial Bank of China, Bank of Communications, Hong Kong & Shanghai Banking Corporation Ltd.,
                 China Merchants Bank and Construction Bank of China, Shenzhen Branch, dated October 7, 2000.(1)

 4.80            Conditional Sale and Purchase Agreement, dated October 4, 2000, among China Mobile Communications
                 Corporation, China Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong) Limited.(1)

 4.81            Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom Hong Kong (BVI)
                 Limited, China Telecom (Hong Kong) Group Limited and China Telecom (Hong Kong) Limited.(2)

 4.82            Agreement Regarding Provincial Network Interconnection, Roaming and Settlement of Account, dated
                 October 8, 1999, between China Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited.(2)

 4.83            Agreement Regarding the Use of Frequency/Number Resources, dated October 8, 1999, between China
                 Telecom (Hong Kong) Limited and China Mobile (Hong Kong) Limited.(2)

 4.84            Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between
                 Guangdong Mobile and Guangdong Posts and Telecommunications Administration ("PTA").(2)

 4.85            Agreement Regarding Network Interconnection and Settlement of Account, dated October 5, 1999, between
                 Zhejiang Mobile and Zhejiang PTA.(2)

 4.86            Agreement Regarding Network Interconnection and Settlement of Account, dated October 8, 1999, between
                 Jiangsu Mobile and Jiangsu PTA.(2)

 4.87            Agreement Regarding Network Interconnection and Settlement of Account, dated August 30, 1999, between Fujian Mobile Communication Bureau and Fujian PTA.(2)

 4.88            Synchronous Clock Port Leasing Agreement, dated August 30, 1999, between Fujian Mobile Communication
                 Bureau and Fujian PTA.(2)

 4.89            Building and Facilities Leasing Agreement, dated August 30, 1999, between Fujian Mobile and Fujian
                 PTA.(2)

 4.90            Building and Facilities Leasing Agreement (leasing to PTA), dated August 30, 1999, between Fujian
                 Mobile Communication Bureau and Fujian PTA.(2)

 4.91            Building and Facility Leasing Agreement, dated September 25, 1999, between Fujian Mobile and Fujian
                 Xunjie Communications Technical Services Company ("Xunjie").(2)

 4.92            Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between
                 Henan Mobile and Henan PTA.(2)

 4.93            Synchronous Clock Port Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                 PTA.(2)

 4.94            Building and Facilities Leasing Agreement, dated August 19, 1999, between Henan Mobile and Henan
                 PTA.(2)

EXHIBIT
NUMBER                                            DESCRIPTION OF EXHIBIT
 4.95            Agreement Regarding Network Interconnection and Settlement of Account, dated August 20, 1999, between
                 Hainan Mobile and Hainan PTA.(2)

 4.96            Building and Facilities Leasing Agreement, dated August 20, 1999, between Hainan Mobile and Hainan
                 PTA.(2)

 4.97            Real Estates Leasing Agreement, dated September 24, 1999, between Hainan Mobile and Hainan
                 Communication Service Company ("Hainan Service").(2)

 8.1             List of major subsidiaries.

-----------------------
(1) Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

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

(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 13, 2002.