Form 20-F
period 2003-12-31
CHINA MOBILE HONG KONG LTD /ADR/
filed 2004-06-17
CIK 1117795

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers: 1-14696; 333-12222

China Mobile (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Hong Kong, China

(Jurisdiction of Incorporation or Organization)

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of Principal Executive Offices)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, 19,671,653,899 ordinary shares, par value HK$ 0.10 per share, were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

China Mobile (Hong Kong) Limited

-i-

Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business strategies;

•	network expansion plans and related capital expenditure plans;

•	the planned development of new mobile technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	our pending acquisition of telecommunications assets from our direct parent company, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile Communications Corporation, or CMCC; and

•	future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s continued economic growth.

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

Special note on our financial information and

certain statistical information presented in this Annual Report

As required under generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of various regional mobile telecommunications companies, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition.

In prior years, positive goodwill arising from acquisitions was eliminated against reserves, and negative goodwill arising from acquisitions was credited to a capital reserve. Effective January 1, 2001, in order to comply with Statement of Standard Accounting Practice, or SSAP, 30 “Business combinations”, issued by the Hong Kong Society of Accountants, we adopted a new accounting policy for goodwill. For acquisitions after January 1, 2001, positive goodwill arising from acquisitions is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life, which shall not exceed 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses. Despite a change in accounting policy for goodwill, goodwill arising from acquisitions prior to January, 2001 has not been adjusted as we have taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 to the effect that the new accounting policy has been adopted prospectively only from January 1, 2001 onwards.

Under generally accepted accounting principles in the United States, or U.S. GAAP, as a result of our being under common control with each of these companies prior to the acquisitions, each of the acquisitions was considered to be a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. See “Item 5. Operating and Financial Review and Prospects”.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice (“SSAP 12 (revised)”) issued by the Hong Kong Society of Accountants, we adopted a new accounting policy for deferred tax. Under our current accounting policy, deferred tax liabilities are provided in full on taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheets have been restated. In addition, deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities, respectively. Income tax in the consolidated statements of income have also been revised. See note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2003. The selected historical income statement data for the years ended December 31, 2001, 2002 and 2003 and the selected historical balance sheet data as of December 31, 2002 and 2003 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical Hong Kong GAAP income statement data for the year ended December 31, 1999 and 2000 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the various regional mobile telecommunications companies, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis. For information regarding significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on net profit for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as of December 31, 2002 and 2003, see note 33 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 33 to our consolidated financial statements.

	As of or for the year ended December 31,
	1999 RMB	2000 RMB	2001 RMB	2002 RMB	2003 RMB	2003 US$
	(in millions, except share, per share and per ADS information)
Income Statement Data:
Hong Kong GAAP
Operating revenue	38,623	64,984	100,331	128,561	158,604	19,163
Operating expenses	24,983	38,158	59,319	79,765	105,401	12,735
Operating profit	13,640	26,826	41,012	48,796	53,203	6,428
Write-down and write-off of analog network equipment	8,242	1,525	—	—	—	—
Profit before tax and minority interest	6,444	26,393	41,717	48,978	52,959	6,399
Income tax(9)	1,628	8,153	13,763	16,375	17,412	2,104
Net profit	4,816	18,240	27,955	32,601	35,556	4,296
Basic net profit per share(1)	0.40	1.27	1.50	1.70	1.81	0.22
Diluted net profit per share(1)	0.40	1.27	1.50	1.70	1.81	0.22
Basic net profit per ADS(1)	2.00	6.34	7.51	8.51	9.04	1.09
Diluted net profit per ADS(1)	1.99	6.33	7.51	8.50	9.03	1.09
Shares utilized in basic calculation (in thousands)	12,069,108	14,394,313	18,605,371	19,151,322	19,671,654	19,671,654
Shares utilized in diluted calculation (in thousands)	12,072,383	14,409,503	18,698,023	19,243,050	19,762,812	19,762,812
U.S. GAAP(2)
Operating revenue	86,300	112,462	127,749	145,331	159,817	19,309
Operating expenses	59,659	77,289	78,598	91,040	105,656	12,765
Operating profit	26,641	35,173	49,151	54,291	54,161	6,544
Profit before tax and minority interest	16,088	35,466	50,194	55,418	55,780	6,739
Income tax	3,990	11,328	15,959	18,214	17,601	2,126
Net profit	12,098	24,137	34,236	37,202	38,188	4,614
Basic net profit per share(1)	0.68	1.31	1.76	1.90	1.94	0.23
Diluted net profit per share(1)	0.68	1.30	1.76	1.90	1.94	0.23
Basic net profit per ADS(1)	3.40	6.53	8.81	9.51	9.71	1.17
Diluted net profit per ADS(1)	3.40	6.52	8.80	9.50	9.69	1.17
Share utilized in basic calculation (in thousands)	17,771,326	18,493,862	19,432,886	19,561,679	19,671,654	19,671,654
Share utilized in diluted calculation (in thousands)	17,774,601	18,509,052	19,525,538	19,653,406	19,762,812	19,762,812
Balance Sheet Data:
Hong Kong GAAP
Current assets
Cash and cash equivalents	19,349	27,702	21,821	32,575	39,129	4,728
Deposits with banks	8,227	12,204	14,970	11,069	17,227	2,081
Accounts receivable	4,957	7,252	5,728	6,066	6,116	739
Fixed assets	42,699	87,465	105,208	165,409	171,604	20,733
Total assets	87,837	157,702	174,953	286,021	307,303	37,128
Total short-term debt(3)	4,419	12,095	5,439	8,200	8,174	987
Total long-term debt(4)	2,332	13,708	6,739	12,676	672	81
Fixed rate notes(5)	4,952	4,953	4,956	4,961	4,984	602
Convertible notes	—	5,708	5,708	5,711	5,735	693
Bonds	—	—	5,000	13,000	13,000	1,571
Deferred payable(6)	—	—	—	15,176	9,976	1,205
Total liabilities(7)	30,343	72,661	61,938	112,565	108,318	13,087
Share capital	1,467	1,986	1,986	2,099	2,099	254
Shareholders’ equity	57,494	85,024	112,983	173,265	198,803	24,019

	As of or for the year ended December 31,
	1999 RMB	2000 RMB	2001 RMB	2002 RMB	2003 RMB	2003 US$
	(in millions, except share, per share and per ADS information)
U.S. GAAP(2)
Fixed assets	96,658	110,284	141,396	163,232	169,858	20,522
Total assets	172,062	198,418	234,264	249,141	272,124	32,878
Total long-term debt(4)	23,992	22,748	9,661	12,676	672	81
Fixed rate notes(5)	4,952	4,953	4,956	4,961	4,984	602
Convertible notes	—	5,708	5,708	5,711	5,735	693
Bonds	—	—	5,000	13,000	13,000	1,571
Deferred payable(6)	—	—	—	15,176	9,976	1,205
Shareholders’ equity	87,373	95,650	140,300	134,575	162,937	19,686
Other Financial Data:
Hong Kong GAAP
Capital expenditures(8)	11,708	21,964	39,500	41,000	43,871	5,301
Net cash from operating activities	19,184	35,449	50,971	69,422	85,534	10,335
Net cash used in investing activities	(35,183)	(91,869)	(45,248)	(64,117)	(54,292)	(6,560)
Net cash from/(used in) financing activities	17,892	64,773	(11,604)	5,449	(24,688)	(2,982)
Dividend declared or proposed	—	—	—	6,678	7,517	908
U.S. GAAP(2)
Net cash flow from operating activities	41,529	57,766	60,863	79,445	83,598	10,100
Dividend declared or proposed	—	—	—	6,678	7,517	908

(1)	The basic net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 1999, 2000, 2001, 2002 and 2003. The calculation of diluted net profit per share under Hong Kong GAAP for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

The basic net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 1,273,195,021 ordinary shares representing 254,639,004 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, 3,779,407,375 ordinary shares representing 755,881,475 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile and 827,514,446 ordinary shares representing 165,502,889 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The calculation of diluted net profit per share under U.S. GAAP for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to shareholders per share. In 2000, since all potential ordinary shares resulting from the convertible notes would increase profit attributable to shareholders per share as a result of savings on interest payable on the convertible notes, the anti-dilutive effects of potential ordinary shares were not taken into account in calculating diluted earnings per share. For the years ended December 31, 2001, 2002 and 2003, all dilutive potential ordinary shares resulting from convertible notes would decrease profit attributable to shareholders per share.

(2)	The amounts for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are presented to reflect our acquisitions of the various regional mobile telecommunications companies under the “as if pooling-of-interests” method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.
(3)	Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of capital lease obligations.
(4)	Includes long-term bank and other loans and obligations under capital leases, net of current portion.

(5)	The fixed rate notes issued on November 2, 1999 with a principal amount of US$600 million are due on November 2, 2004.
(6)	Represents the balance of the purchase consideration payable to China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in 2002. See “Item 4. Information on the Company”.
(7)	Excludes minority interest.
(8)	Represents payments made for capital expenditures during the year.
(9)	The presentation and classification of items in our consolidated balance sheets as of December 31, 1999, 2000, 2001 and 2002 and consolidated statements of income for the years ended December 31, 1999, 2000, 2001 and 2002 have been revised due to the adoption of the requirements of Statement of Standard Accounting Practice No. 12 (revised) “Income Taxes”. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheet have been restated, and deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities, respectively. Income tax in the consolidated statements of income have also been revised.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB 8.2767 = US$ 1.00 and HK$ 7.7640 = US$ 1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB 8.2766 = US$ 1.00 and HK$ 7.7987 = US$ 1.00, respectively, on June 16, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$ 1.00			HK$ per US$ 1.00
	High	Low		High	Low
November 2003	8.2772	8.2766	November 2003	7.7692	7.7475
December 2003	8.2772	8.2765	December 2003	7.7670	7.7628
January 2004	8.2772	8.2767	January 2004	7.7775	7.7632
February 2004	8.2773	8.2769	February 2004	7.7845	7.7686
March 2004	8.2774	8.2767	March 2004	7.7980	7.7842
April 2004	8.2772	8.2768	April 2004	7.8000	7.7870
May 2004	8.2773	8.2768	May 2004	7.8010	7.7895

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002 and 2003, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$ 1.00	HK$ per US$ 1.00
1999	8.2785	7.7599
2000	8.2784	7.7936
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864

Risk Factors

Extensive government regulation may limit our flexibility to respond to market conditions, competition or changes in our cost structure.

The Ministry of Information Industry of China regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of China:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for certain telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

Other Chinese government authorities also take part in regulating tariff policies and foreign investment in the telecommunications industry. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur, including, for example, the possible implementation of a calling-party-pays tariff scheme. Although we and other telecommunications services providers have, on a limited basis, offered certain localized or promotional calling packages which incorporate some of the calling-party-pays features, the Chinese government has not yet implemented regulations to adopt the calling-party-pays concept, and we cannot predict whether such regulations may be forthcoming or, if passed, what requirements the new regulations might entail. Future adverse changes in tariff policies and rates could decrease our revenues and reduce our profitability.

We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material respect, our business and operations will be materially and adversely affected.

We may be affected by future regulatory changes.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

Competition from other telecommunications services providers may affect our subscriber growth and profitability by causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses.

We compete with other telecommunications services providers in all of the provinces, municipalities and the autonomous region in which we operate. The Chinese government encourages orderly competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, or China Unicom, in order to help them become more viable competitors. For example, the Chinese government has permitted China Unicom to lower its mobile telecommunications services tariffs by up to 10% below the government standard rates. We believe this policy has helped China Unicom capture a significant number of price-sensitive mobile telecommunications services subscribers. As a result, China Unicom’s market share has increased over the past few years.

In addition, China Telecommunications Corporation, or China Telecom, and China Netcom Communications Group Corporation, or China Netcom, provide Xiaolingtong services to their customers. Xiaolingtong is a local area wireless telephone service with limited mobility and limited coverage. Xiaolingtong offers lower-priced services. As a result, Xiaolingtong’s services have, to a certain extent, attracted customers principally in the low-end markets. Increased competition from Xiaolingtong or other wireless telecommunications services could materially affect our business and prospects.

Increased competition from other telecommunications services providers, including China Unicom, China Telecom and China Netcom, and any introduction of new competitors through the issuance of additional mobile telecommunications services licenses could adversely affect our business by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses. This could in turn have a material adverse effect on our financial condition and results of operations, as well as prospects.

New entrants in the telecommunications industry in China may further intensify competition and adversely affect our business and prospects.

Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002 and consists of ten regional telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, Tianjin and eight provinces, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure”. We cannot assure you that the State Council will not approve additional telecommunications services providers in the future, including providers of mobile telecommunications services that may compete against us. Increased competition from new entrants in China’s telecommunications industry could materially and adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses. In addition, we may also be subject to competition from new providers of telecommunication services as a result of technological developments and the convergence of various telecommunications services. These new entrants may also cause the existing competition in the telecommunications industry in China to intensify, which may materially and adversely affect our business and prospects.

China’s accession into the World Trade Organization will ease current restrictions on foreign ownership in the telecommunications industry and may increase competition in the mobile telecommunications services sector.

On December 11, 2001, China officially joined the World Trade Organization, or WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China’s commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See “Item 4. Information on the Company — Business Overview — Competition”. This could lead to increased foreign investment in the telecommunications market in Mainland China, which may in turn increase competition and foreign participation in the mobile telecommunications services sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial conditions and results of operations, as well as our business and prospects.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2004, CMCC, indirectly owned an aggregate of approximately 75.7% of our shares. Accordingly, CMCC is, and will be, able to:

•	nominate our entire board of directors and, in turn, indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require the approval of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders.

In addition, CMCC also provides our operating subsidiaries with services that are necessary for our business activities, including:

•	interconnection arrangements with its other subsidiaries’ mobile telecommunications networks and roaming arrangements; and

•	the coordination of the provision of inter-provincial transmission leased lines from other operators to us.

The interests of CMCC as the provider of these services to our operating subsidiaries may conflict with our interests.

The limited spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Information Industry allocates frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to our parent company, CMCC. The Ministry of Information Industry has allocated a total of 34 MHz of spectrum, for transmission and reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive rights to use the allocated frequency spectrum in our service areas.

We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term. However, we may need additional spectrum to accommodate future subscriber growth or to develop mobile telecommunications services using new wireless telecommunications technologies. Moreover, we may not be able to obtain additional spectrum from the Ministry of Information Industry. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects, as well as our financial condition and results of operations.

Changes to our interconnection and leased line arrangements may increase our operating expenses and adversely affect our profitability.

Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all local calls between our subscribers and subscribers of other networks. Interconnection and leased line arrangements are also necessary for international and certain domestic calls. We have entered into interconnection and transmission line leasing agreements with other operators, including CMCC and its other subsidiaries. We cannot assure you that increasing usage of the other networks would not result in additional strain on its switching capacity, or that the existing quality of the other networks will remain adequate.

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

We estimate that we will require approximately RMB 116 billion (US$ 14 billion) for capital expenditures from 2004 through the end of 2006 for a range of projects and other expenditures.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash from operations. In addition, a significant feature of our business strategy is to continue exploring opportunities for strategic investments in the telecommunications industry in Mainland China, which may require additional capital resources. The cost of implementing new technologies, upgrading our networks or expanding capacity may also be significant. In particular, in order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future.

Financing may not be available to us on acceptable terms. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be adversely affected. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

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

We intend to pursue new growth opportunities in the broader telecommunications industry. Our success will depend in large part on our ability to offer services that address the market demand arising from these opportunities. In addition, our ability to deploy and deliver these services depends, in many instances, on new and unproven technologies. Our wireless telecommunications technologies may not perform as expected. We may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies. Any failure to capitalize on new business opportunities may materially and adversely affect our competitive position and future profitability.

If we are not able to successfully integrate with our existing operations the operations of the telecommunications companies that we intend to acquire from our direct parent company, our business prospects may be materially and adversely affected.

On April 28, 2004, we entered into a conditional purchase and sale agreement with our direct parent company, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of CMCC, to acquire telecommunications assets for an aggregate consideration of US$ 3,650 million. We have obtained the requisite approvals from our independent shareholders and relevant regulatory authorities in Mainland China for this acquisition, but we cannot assure you that we will be successful in achieving the anticipated benefits of this transaction. The success of this transaction will depend on a number of factors, many of which are unforeseen, including our ability to integrate the operations of these telecommunications assets with our existing operations. If we are not successful in integrating the operations of the combined entities, our business prospects may be materially and adversely affected.

Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers, reduce wireless telecommunications usage or result in litigation.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of wireless telephone handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants have become the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

We cannot assure you that the economy of Mainland China will continue to expand in the future or that an economic slowdown in Mainland China will not materially and adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic conditions in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of GDP growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the slowdown in other major economies of the world, such as the United States, the European Union and certain Asian countries may adversely affect economic growth in Mainland China. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be materially and adversely affected by an economic downturn in Mainland China.

Any future outbreak of severe acute respiratory syndrome or similar illnesses in Mainland China may have a material adverse effect on our financial condition and results of operations.

In late 2002 and the first half of 2003, Mainland China and certain other countries and regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new cases of SARS have been reported since then in Mainland China and other countries and regions in Asia. Many aspects of SARS, including its cause, means of transmission and ability to survive in different environments, are still not well understood by the international medical community. Any future outbreak of SARS or SARS-like illnesses may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS or SARS-like illnesses would not have a material adverse effect on our financial condition and results of operations.

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

Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our capital expenditures and indebtedness is denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration for Foreign Exchange is obtained.

Our operating subsidiaries are foreign invested enterprises. Currently, they may purchase foreign currency without the approval of the State Administration for Foreign Exchange for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration for Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration for Foreign Exchange. This could affect our subsidiaries’ ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could adversely affect our financial results.

Substantially all of our operating revenue is denominated in Renminbi, while a portion of our capital expenditures and some of our financing expenses are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future devaluations or movements in the exchange rate of Renminbi and other currencies could have a material adverse effect on our financial condition and results of operations.

The Chinese legal system embodies uncertainties which could limit the legal protections available to our shareholders.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries are “wholly foreign-owned enterprises,” which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protection available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition or substantial amendment of the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company — Business Overview — World Trade Organization”.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, in part due to highly volatile securities markets generally, particularly for telecommunications companies’ shares, as well as developments in our sales and operating profit. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of third generation mobile networks and new technologies, products and services, as well as general market volatility. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in 21 service areas in Mainland China, consisting of sixteen provinces (Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi), four municipalities (Beijing, Shanghai, Tianjin and Chongqing) and one autonomous region (Guangxi Zhuang Autonomous Region). Our service areas cover many of the economically more advanced areas in Mainland China. As of December 31, 2003, the total population residing within our service area exceeded one billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in each of these areas and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2003. As of December 31, 2003, our total number of subscribers was approximately 141.6 million, representing approximately 64.8% of all mobile telecommunications services subscribers in our service areas. In addition, based on information compiled by the Ministry of Information Industry, our total number of subscribers represented approximately 52.7% of all mobile telecommunications services subscribers in Mainland China as of December 31, 2003. As of April 30, 2004, our total number of subscribers reached approximately 153.3 million.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name “China Telecom (Hong Kong) Limited”. We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 after obtaining the approval of our shareholders.

We completed our initial public offering in October 1997. Our ordinary shares are listed on the Hong Kong Stock Exchange, and our American Depositary Shares, or ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange. Our agent for service of process in the United States is CT Corporation System, and their address is 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong province conducted by Guangdong Mobile Communication Company Limited, or Guangdong Mobile, and in Zhejiang province conducted by Zhejiang Mobile Communication Company Limited, or Zhejiang Mobile. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from CMCC, our indirect controlling shareholder, of mobile telecommunications operations conducted by its regional subsidiaries. In particular:

•	We acquired the entire equity interest in Jiangsu Mobile Communication Company Limited, or Jiangsu Mobile, on June 4, 1998 for a cash consideration of HK$ 22.5 billion.

•	We acquired the entire equity interest in each of Fujian Mobile Communication Company Limited, or Fujian Mobile, Henan Mobile Communication Company Limited, or Henan Mobile, and Hainan Mobile Communication Company Limited, or Hainan Mobile, on November 12, 1999 for a total purchase price of HK$ 49.7 billion, consisting of HK$ 19.0 billion in cash and the remaining HK$ 30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

•	We acquired the entire equity interest in each of Beijing Mobile Communication Company Limited, or Beijing Mobile, Shanghai Mobile Communication Company Limited, or Shanghai Mobile, Tianjin Mobile Communication Company Limited, or Tianjin Mobile, Hebei Mobile Communication Company Limited, or Hebei Mobile, Liaoning Mobile Communication Company Limited, or Liaoning Mobile, Shandong Mobile Communication Company Limited, or Shandong Mobile, and Guangxi Mobile Communication Company Limited, or Guangxi Mobile, on November 13, 2000 for a total purchase price of HK$ 256.0 billion, consisting of HK$ 74.6 billion in cash and the remaining HK$ 181.4 billion in the form of 3,779,407,375 new shares.

•	We acquired the entire equity interest in each of Anhui Mobile Communication Company Limited, or Anhui Mobile, Jiangxi Mobile Communication Company Limited, or Jiangxi Mobile, Chongqing Mobile Communication Company Limited, or Chongqing Mobile, Sichuan Mobile Communication Company Limited, or Sichuan Mobile, Hubei Mobile Communication Company Limited, or Hubei Mobile, Hunan Mobile Communication Company Limited, or Hunan Mobile, Shaanxi Mobile Communication Company Limited, or Shaanxi Mobile, and Shanxi Mobile Communication Company Limited, or Shanxi Mobile, on July 1, 2002 for a total purchase price of US$ 8,573 million, consisting of an initial consideration of US$ 5,773 million and a deferred consideration of US$ 2,800 million. The initial consideration of US$ 5,773 million consists of a cash payment of US$ 3,150 million and the issuance of new shares for the remaining US$ 2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We financed the cash portion of the initial consideration by applying a portion of our existing internal cash resources, in the amount of US$ 2,400 million, combined with proceeds from the issuance of new shares in the amount of HK$ 5.85 billion (equivalent to approximately US$ 750 million) to Vodafone Holdings (Jersey) Limited, or Vodafone Jersey, a wholly owned subsidiary of Vodafone Group Plc, or Vodafone. After the share placement, Vodafone’s share holding in us increased from 2.18% to approximately 3.27%. The deferred consideration of US$ 2,800 million is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We used the entire proceeds from the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to satisfy part of the US$ 2,800 million deferred consideration.

These acquisitions have significantly enlarged our subscriber base, expanded the geographical coverage of our business and enhanced the economy of scale of our operations. In addition, the integration of these acquired operations has enabled us to realize certain synergies and economies of scale. A discussion of the financial impact of these acquisitions is set forth in “Item 5. Operating and Financial Review and Prospects”.

In accordance with our long-standing strategy of actively identifying opportunities to acquire mobile telecommunications assets in Mainland China, we have agreed to acquire the entire equity interest in (1) ten mobile telecommunications services providers located in the provinces or autonomous regions of Inner Mongolia, Jilin, Heilongjiang, Guizhou, Yunnan, Tibet, Gansu, Qinghai, Ningxia and Xinjiang, (2) a telecommunications network and business coordination company, China Mobile Communication Company Limited and (3) a telecommunications network planning and design institute, Beijing P&T Consulting & Design Institute Company Limited, or Jingyi Design Institute, from our direct parent company, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of CMCC, pursuant to a conditional sale and purchase agreement dated April 28, 2004, for a total consideration of US$ 3,650 million. This consideration consists of an initial consideration of US$ 2,000 million and a deferred consideration of US$ 1,650 million. We intend to finance the initial consideration by using existing internal cash resources and to finance the deferred consideration through internal cash resources and/or proceeds from future external financing, which may include bank financing, the possible issuance of bonds or other sources. We have obtained the requisite approvals from our independent shareholders and relevant regulatory authorities in Mainland China for this acquisition.

Industry Restructuring and Changes in Our Shareholding Structure

Prior to 1993, all public telecommunications networks and services in Mainland China were controlled and operated by the former Ministry of Posts and Telecommunications through the former Directorate General of Telecommunications, provincial telecommunications administrations and their city and county level bureaus.

As part of the Chinese government’s restructuring of the telecommunications industry, the Ministry of Information Industry was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government’s regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the Chinese government substantially completed the industry restructuring. As a result, the

Ministry of Information Industry ceased to have an indirect controlling interest in us, and no longer exercises control over telecommunications operations, but continues in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications services providers in Mainland China.

In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 CMCC obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC. As a result, CMCC has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the Chinese government’s interest in us. As of May 31, 2004, CMCC indirectly owned approximately 75.7% of all our outstanding shares, including shares represented by ADSs.

As a state-owned company, the former China Telecommunications Corporation owns and operates fixed-line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002. China Netcom consists of ten regional telecommunications companies that were originally owned by the former China Telecommunications Corporation in Beijing, Tianjin and eight provinces, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, directly-administered municipalities and autonomous regions. As a result, apart from CMCC, principal participants in the telecommunications industry in Mainland China also include China Telecom, China Netcom, China Unicom, China Satellite Communications Corporation and China Railcom. Among those six participants, CMCC (including us) and China Unicom are the two operators that provide mobile telecommunications services in Mainland China.

Organizational Structure

As of May 31, 2004, CMCC, a company incorporated in China, owned 75.7% equity interest in us through intermediate holding companies. As of May 31, 2004, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile through intermediate holding companies, and a 66.4% equity interest in Aspire Holdings Limited, a company incorporated in the Cayman Islands. Upon the completion of our pending acquisition, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China, and CMCC will no longer operate mobile telecommunications businesses in Mainland China other than through us.

General Information

Our principal executive offices are located at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of our service areas in Mainland China. Our web site address is www.chinamobilehk.com. The information on our web site is not a part of this annual report.

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telephone system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks currently reach virtually all cities and counties and major roads and highways within our service areas. Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China, and our GSM networks will reach virtually all cities and counties and major roads and highways in Mainland China.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to focus on our core mobile telecommunications business, proactively integrate our brands, develop new businesses, continue to pursue refined management methods and further consolidate our position as the market leader in the mobile telecommunications industry in Mainland China.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	integrate our brands;

•	continue to improve our customer services and satisfaction;

•	proactively participate in the industry value chain by coordinating with manufacturers to ensure that mobile terminals (including, among others, mobile handsets and personal digital assistants, or PDAs) are tailored to our customers’ needs;

•	continue to be creative and innovative in developing new products and services; and

•	continue to keep abreast of new mobile telecommunications technologies, especially those with high growth potential.

Subscribers and Usage

Our subscriber base has grown substantially from 6.5 million at the end of 1998 to 141.6 million at the end of 2003. As of December 31, 2003, we had a market share of approximately 64.8% in our 21 service areas. As of April 30, 2004, our total number of subscribers reached approximately 153.3 million. Our acquisition of a total of 19 regional mobile telecommunications companies between June 1998 and July 2002 has substantially expanded our subscriber base. In addition, our subscriber base is expected to increase significantly upon the completion of our pending acquisition of the ten telecommunications companies from our direct parent company. In addition to our acquisitions, our subscriber growth is also attributable to a number of other factors, including:

•	significant economic growth in our markets;

•	our network expansion and development;

•	our increased marketing and sales efforts and improved distribution channels;

•	decreased cost of initiating services due to a decline in handset prices as well as the gradual decrease and final elimination of the connection fees and the adjustments in other tariffs for our services; and

•	our new service initiatives, enhanced roaming capabilities and value added services.

The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

	As of or for the year ended December 31,
	2001	2002	2003
Subscribers (in millions)
Contract subscribers(1)	34.0	49.0	51.1
Prepaid subscribers(1)	35.6	68.7	90.5

Total	69.6	117.7	141.6

Minutes of Usage (in billions) (2)
Contract subscribers(1)	130.8	192.6	250.8
Prepaid subscribers(1)	30.5	67.5	122.4

Total	161.3	260.1	373.2

Average Minutes of Usage Per Subscriber Per Month (3)
Contract subscribers(1)	329	334	417
Prepaid subscribers(1)	103	99	129
Blended	233	207	240
Average Revenue Per Subscriber Per Month (RMB) (4)
Contract subscribers(1)	199	176	171
Prepaid subscribers(1)	72	63	58
Blended	145	115	102
Average Monthly Churn Rate (%) (5)	0.55	0.69	1.05

(1)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with us, while prepaid subscribers are classified to include subscribers of “Shenzhouxing”, “M-Zone” and other brands or packages targeting low usage volume users.
(2)	The total minutes of usage in 2002 include the full year minutes of usages of the regional mobile telecommunications companies we acquired in that year as if the respective acquisition occurred at the beginning of that year and are presented for ease of comparison.
(3)	Calculated by (A) dividing the total minutes of usage (calculated in the manner as set forth in note (2) above) during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(4)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (3) above) and (B) dividing the result by 12. For purposes of this note (4) only, both operating revenue and average number of subscribers in 2002 take into account the full year effect of the regional mobile telecommunications companies we acquired in that year as if the respective acquisition occurred at the beginning of that year.
(5)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (3) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base. The average monthly churn rate in 2002 is calculated based on the full year information pertaining to the relevant regional mobile telecommunications companies we acquired in 2002 as if the acquisition occurred at the beginning of 2002 and is presented for ease of comparison. The increase of the average monthly churn rate in 2003 is primarily a result of intensified competition in the industry.

The size and composition of our subscriber base and subscribers’ usage patterns have changed in recent years. In particular, the cost of initiating services has decreased due to a decline in handset prices, the connection fees have been reduced and ultimately eliminated, other tariffs for our services have been adjusted, and mobile telecommunications technologies have improved over time. As a result, mobile telecommunications services have become increasingly popular for both business and social uses. In general, the highest usage subscribers with the greatest telecommunications needs have tended to be the early subscribers of mobile telecommunications services. As penetration increases, newer subscribers on average incur lower monthly usage, and are generally more price-sensitive. Accordingly, as is typical in many countries with developing mobile telecommunications markets, the average revenue per subscriber per month generally has declined over the last few years as our mobile penetration has increased. However, total minutes of usage of our subscribers continued to grow significantly in 2001, 2002 and 2003, and average minutes of usage per subscriber per month also increased in 2003.

Services

The services we provided primarily include voice-related services and data services.

Voice-Related Services. Our voice-related services include basic voice-related services and value-added voice services. Basic voice-related services enable our subscribers to make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. These services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Through our Internet Protocol backbone network, known as CMNet, we also provide Internet Protocol-based, or IP-based, long distance call services, which allow users to make domestic and international long distance calls at relatively lower costs. Our IP-based long distance call services cover our entire service area. Value-added voice services mainly include caller identity display, call waiting, call forwarding, call holding, voice mail, personalized ringing tones and others.

Data Services. We believe that wireless data will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. We intend to further expand our wireless data services. As of December 31, 2003, our wireless data services subscribers reached 100.6 million, which represented a 74.3% increase compared to 57.7 million subscribers as of December 31, 2002, and accounted for 71.1% of our total subscribers.

We conduct various wireless data businesses under the “Monternet” brand. As a carrier of wireless data business, “Monternet” exemplifies the characteristics of “mobile, open”, making it possible for a large number of service providers to realize their creative and competitive advantages, and to commercially launch their products quickly and efficiently. We uphold the principles of “fairness, openness and ‘win-win’ co-operation” in the operation of “Monternet”, and have entered into broad co-operation arrangements with various service providers that offer a wide range of “Monternet”-based services, such as short message services, or SMS, wireless application protocol, or WAP, services, multimedia messaging service, or MMS, and “Treasure Box (Java)”.

SMS. SMS refers to services which employ the existing resources of GSM telecommunications networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 93.5 billion in 2003 from 40.4 billion in 2002. As of December 31, 2003, over 880 SMS providers offered more than 70,000 types of services in 28 categories through our mobile telecommunications channels and mobile information service platform. We plan to continue utilizing our GSM network to provide data services based on our mobile information service platform where consumer demands can be more economically served by SMS. These data services include, for example, the transmission of short messages to facsimile and e-mail addresses.

Wireless Internet Access. We provide wireless Internet access by utilizing general packet radio service, or GPRS, and wireless local area network, or WLAN, technologies to access WAP websites and Internet websites. GPRS supports a higher transmission rate than the traditional GSM cellular technology and enables network operators to provide more information and applications via a wireless connection. The usage of WAP-based services has grown significantly as the transmission speed and reliability has improved in recent years. WLAN is a wireless data transmission network which enables users to easily access local area networks via terminals with electromagnetic transmission, and is a complement to, and an extension of, wired local area networks access. We have begun providing WLAN services at “hot spots”, such as airports, hotels, conference and exhibition centers and office buildings, within certain major cities.

Other Wireless Data Services. We have developed many new products to capture the fast growing wireless data market. New products include MMS, M-commerce, “Mobile Mailbox”, “Treasure Box (Java)”, “12586 mobile chat services”, “12590 voice-SMS information” and others.

Internet Access Services. We provide Internet access services to mobile and fixed-line users to enable subscribers to connect to the Internet via our networks by dialing the prefix “172XX”. We also offer private integrated voice-related and Internet connection services to corporate subscribers.

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

Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission (the successor to the former State Development and Planning Commission) and the relevant price regulatory authorities in our service areas. The actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In general, base usage charges, monthly fees, domestic roaming charges and applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission.

We offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges per minute for usage exceeding the covered basic usage, value-added services and other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary value-added services packages.

Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during corresponding service areas and call periods targeting different customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of value-added services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

Tariff Adjustments. As part of the efforts to further rationalize the tariff structure of telecommunications services, the Chinese government announced a wide range of tariff adjustments, which took effect at various dates in the first half of 2001. The tariff adjustments that affect our mobile telecommunications services include the shortening of a billing unit from one minute to six seconds for long distance call rates (other than rates for Internet Protocol phone calls), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. Although the adjustments in long distance call rates and the elimination of surcharges may have had reduced our revenue in the short term, they had stimulated increased subscriber usage and contributed to our overall revenue growth in the long run. In addition, we were able to achieve savings in leased line expenses as a result of the reduction in leased line tariffs.

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other networks such as the fixed-line networks. These agreements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges.

Interconnection with CMCC. We have an inter-provincial interconnection and roaming agreement with CMCC, under which the other subsidiaries of CMCC and us provide each other with domestic inter-provincial network interconnection services and domestic and international roaming services. Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China, and CMCC will no longer directly own any subsidiaries providing mobile telecommunications services in Mainland China. As a result, we will not interconnect with any subsidiaries of CMCC.

Interconnection with Other Operators. Our networks interconnect with the networks of other operators, allowing our subscribers to communicate with the subscribers of these operators and to make and receive local, domestic and international long distance calls. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are standardized from province to province.

Roaming

We provide roaming services to our subscribers, which allow them to access our telecommunications services while they are physically outside of their registered service area and are in other parts of our service areas or in the coverage areas of other mobile telecommunications networks with which we have roaming arrangements.

Under our domestic roaming arrangement with CMCC, our subscribers can make and receive calls while they are located in the coverage areas of CMCC in the rest of Mainland China outside our service areas. Conversely, we offer roaming services to CMCC’s subscribers while they are in our service areas. As of December 31, 2003, we offered roaming capabilities in 155 countries and regions around the world under our roaming arrangements with relevant local operators. Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China, and CMCC will no longer directly provide mobile telecommunications services in Mainland China. As a result, there will not be domestic roaming services between us and CMCC.

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

Research and Development

Our research and development efforts focus on:

•	developing advanced data application solutions suitable for the particulars of the consumer markets in Mainland China; and

•	monitoring technological trends, including advancement in the third generation mobile telecommunications technologies, or 3G, which may have an impact on the development of our current business and the implementation of our wireless data strategy.

In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

To focus our mobile data activities and consolidate related research and development efforts, we formed Aspire Holdings Limited, or Aspire, as a majority-owned subsidiary with operations based in Shenzhen, China, in June 2000. The principal business focuses of Aspire include systems integration, product development, and technical support for mobile data systems and related applications in Mainland China. Aspire also operates our wireless data research and development center in Shenzhen, China. Aspire is an important part of our overall strategy to capture the fast growing wireless data sector in Mainland China.

Aspire currently has a business alliance with each of Hewlett-Packard Company and Vodafone Americas Asia Inc., a subsidiary of Vodafone, to develop wireless data and Internet and related applications. As of May 31, 2004, Hanover Asia-Pacific Investments Limited, an indirectly wholly-owned subsidiary of Hewlett-Packard, and Vodafone Holdings (Jersey) Limited, a subsidiary of Vodafone, hold a 7% and a 9.99% equity interest in Aspire, respectively.

Aspire has also entered into a master agreement with each of us and CMCC for the development of our mobile information service center platform and that of CMCC. Under each of the master agreements, Aspire will provide system and gateway integration services, hardware, software and system development, technical support and major overhaul services of data centers to us and CMCC.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including, for example, billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. As of December 31, 2003, we had a sales network consisting of over 73,000 outlets, representing an increase of approximately 19% compared to the same date in 2002. Among these outlets, approximately 9% were our proprietary sales outlets.

We also establish concept stores in major cities within our service areas to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As subscribers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different subscriber groups.

We mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers, “Shenzhouxing” targets the mass market and the new “M-Zone” brand targets the young user group through the integration of voice and data services.

We also provide virtual private mobile network, or VPMN, services to our corporate subscribers. VPMN offers a “virtual” private telecommunications network to corporate subscribers as an overlay upon the basic public telecommunications network, which enables corporate internal telecommunications functions such as speed dialing and information broadcasting. VPMN has been implemented in certain targeted market segments. We believe our VPMN services will not only enhance the loyalty of corporate customers, but will also stimulate usage as well as attract potential new subscribers.

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in our service areas, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. In order to retain high-value and corporate customers and enhance customer satisfaction, we offer a series of services targeted at high-value and corporate customers, including dedicated account executives, on-site visits and systems for collecting comments and handling complaints.

Customer Retention. As a result of intensified competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold”, “GoTone Silver” and “GoTone VIP” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these four classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2003, we integrated “1860”, “Personal Account Executive”, “Corporate Account Executive” and various offerings at our sales outlets into “GoTone” service platform, and offered tailored services packages, such as MMS, “e-Freedom”, “Mobile Brokerage” and “12580 Business Travel Companion” to our “GoTone” customers. In addition, we offer special services to our “GoTone VIP” members, including cross-region services, handset repairs in roaming locations, and special airport services in home network and in roaming locations.

Churn Management. We have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented subscriber registration procedures, such as identity checks for individual contract-based customers and information checks for corporate customers, to assist in credit control. In certain situations, we require contract subscribers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis, and if there are unusual circumstances, control measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscriber must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, we have expanded the sphere of service offerings that require subscribers to pre-pay for services.

We make provision for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, we make full provision for accounts receivable older than three months. The total amount of the provision for doubtful accounts for each of 2001, 2002 and 2003 was RMB 1,737 million, RMB 1,749 million and RMB 2,006 million, respectively, or 1.7%, 1.4% and 1.3% of total operating revenue, respectively.

In 2003, we launched an initiative of “Any Billing Error, Double Refund” to win our customer loyalty. We also began to provide our customers with comprehensive form-filling assistance at customer service counters and bill-delivery services.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications. In 2003, we upgraded these systems to improve our management and operations.

Trademark. We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in Mainland China owned by our parent company, CMCC. In July 2002, we entered into a new non-exclusive licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of CMCC.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Hong Kong, Cambodia and New Zealand. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Bangladesh, Canada, India, Indonesia, Macau, Malaysia, Philippines, South Korea, Taiwan, Thailand and the United States.

We market our wireless data services under the “MONTERNET” brand name throughout Mainland China. The “MONTERNET” name has been registered as a trademark in Hong Kong, Mainland China and the European Union. In addition, we have filed applications in Canada and the United States to register the “MONTERNET” name and logo as a trademark.

Mobile Telecommunications Networks

We offer mobile telecommunications services using the GSM standard. Each of our GSM networks consists of:

•	base stations, which are transmitters and receivers that serve as a bridge between all mobile users in a cell and connect mobile calls to the mobile switching center;

•	base station controllers, which connect to, and monitor and control, the base station within each cell, performing the functions of message exchange and frequency administration;

•	mobile switching centers, which are central switching points to which each call is connected, and which control the base station controllers and the routing of calls;

•	transmission lines, which link the mobile switching centers, base station controllers, base stations and other telecommunications networks; and

•	software applications that drive the mobile telecommunications infrastructure.

The following table sets forth certain selected information regarding our GSM networks as of December 31, 2001, 2002 and 2003:

	2001	2002	2003
Subscribers (in thousands)	69,643	117,676	141,616
Voice channels (in thousands)	2,787	4,712	5,734
Mobile switching centers	599	1,020	1,148
Base station controllers	1,480	2,493	2,730
Base stations (in thousands)	43	85	104

GSM Network Capacity Expansion Plans. All of our subscribers currently use digital GSM services. We intend to continue our network expansion and improvement with an emphasis on increasing the coverage and capacity and improving the operating efficiency of our GSM networks. Our network expansion plans depend to a large extent upon the availability of sufficient spectrum. In addition, in order to improve the capacity of our mobile telecommunications networks in certain major urban centers, we introduced the GSM-compatible 1800 MHz Digital Cellular System.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Information Industry allocated a total of 34 MHz of spectrum, for transmission and reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive right to use such frequency spectrum in our service areas.

Transmission Infrastructure. The physical infrastructure linking our base stations, base station controllers and mobile switching centers and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure by which mobile call traffic is carried.

Intra-Provincial Transmission Lines. In addition to our own transmission lines, we also lease intra-provincial and local transmission lines from other operators and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated.

Inter-Provincial Transmission Lines. In May 2000, we entered into an inter-provincial leased line agreement with CMCC, which was supplemented in September 2000, extending the application of this agreement to the seven regional mobile telecommunications companies we acquired in 2000 effective upon our acquisition. We entered into a further supplemental agreement in April 2002, which extended the application of this agreement to the eight regional mobile telecommunications companies we acquired in 2002. The leased inter-provincial transmission lines link our mobile switching centers with each other and with CMCC’s other mobile switching centers. Following the completion of our pending acquisition of the telecommunications assets from our direct parent company, we expect to enter into an agreement with CMCC pursuant to which CMCC will collect inter-provincial transmission line leasing fees from us and pay the leasing fees to the relevant transmission line providers.

Network Operations and Maintenance. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians.

Technical staffs are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. Currently, most technical difficulties relating to the networks are resolved by our staff, although our equipment suppliers also provide back-up maintenance and technical support.

Base Station Sites. In urban areas, our base station sites are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base station sites are of limited size, as base station equipment does not generally require significant space. Generally, depending on the length of time required for negotiation with respect to use of the land or buildings, construction of a base station takes approximately one to three months in an urban area and approximately three to six months in a rural area. We anticipate that we will need a significant number of new sites in connection with the expansion of our mobile telecommunications networks. There can be no assurance that we will be able to obtain the requisite number of sites on reasonable commercial terms.

Equipment Suppliers. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. In 2003, we purchased our GSM networks equipment primarily from Ericsson, Nokia, Motorola, Huawei Technologies and Alcatel.

Migration from Analog to Digital Network. Recent advances in GSM technologies have substantially increased network capacity and service quality. The economic life cycle of our analog network equipment was also much more limited than that of our digital networks. We terminated our analog services on December 31, 2001 in order to utilize our spectrum resources more efficiently and accelerate the enhancement of our network. Since that time, substantially all of our analog service subscribers have migrated to our GSM network.

Strategic Alliance with Vodafone

We have a strategic alliance agreement with Vodafone, which provides for a number of cooperation arrangements between us and Vodafone, including:

•	the exchange and sharing of corporate management, technical and operational expertise and resources;

•	joint research and development;

•	the introduction of global products and services for the mobile community; and

•	the development and implementation of standards and protocols relevant to mobile telecommunications.

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Sir Christopher Gent, formerly the Chief Executive of Vodafone, served as an independent non-executive director of our company from February 2001 until August 2003. Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, joined our board of directors as a non-executive director in August 2003. See “Item 6. Directors, Senior Management and Employees”. In addition, as of May 31, 2004, Vodafone held approximately 3.27% of our outstanding shares. See “— The History and Development of Company — Expansion of Business Coverage Through Acquisitions”.

We believe that the strategic alliance with Vodafone has enhanced our strengths in the telecommunications market in Mainland China and will better position us to pursue further expansion opportunities globally. In particular, this alliance has enabled us to have frequent and broad exchanges of expertise and market information. Moreover, this strategic alliance will enable Vodafone and us to share information and establish benchmarks to better assess and enhance each other’s performance, thereby better positioning both parties in the global telecommunications market. See “— Research and Development”.

Competition

We compete with other telecommunications services providers. In all of the provinces, municipalities and the autonomous region in which we operate, we are one of the two licensed mobile telecommunications services providers. The Chinese government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us and CMCC. For example, the Chinese government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom’s market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers.

In accordance with the Chinese government policy of encouraging competition in the Chinese telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. In 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which created two large telecommunications companies, China Telecom and China Netcom. Increased competition from new entrants in China’s telecommunications industry could adversely affect our financial condition and results of operations. See “Item 3. Key Information — Risk Factors — New entrants in the telecommunications industry in China may further intensify competition and adversely affect our results of operations”.

We are facing intensified competition from other operators. Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China. China Unicom provides mobile telecommunications services through GSM and CDMA networks in substantially all of these areas. China Telecom and China Netcom also offer local wireless access services, such as “Xiaolingtong” services, in substantially all of our service areas. “Xiaolingtong” services are local telecommunications services based on the Personal Access System technology, which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage. In addition, China Unicom, China Telecom and China Netcom launch from time to time promotional offers, such as handset subsidies and tariff packages, to attract customers. China Telecom and China Netcom also offer “Xiaolingtong” services together with fixed-line services as a package. Despite intensified competition, we believe that we have significant competitive advantages due to:

•	our superior mobile telecommunications networks;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of value added services;

•	our experienced management team and seasoned employees; and

•	our financial resources.

We believe these advantages have contributed to our superior subscriber quality compared to that of our competitors, as measured by average usage levels, average revenues per subscriber and doubtful accounts levels.

The State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on existing or new technologies, such as 3G, for which we have budgeted minimal capital expenditures annually for purposes of monitoring and performance trials. Nonetheless, given the relatively low mobile penetration rates in our markets and in Mainland China in general, we believe there is substantial growth potential for our mobile telecommunications business. We believe that the restructuring of the telecommunications industry in Mainland China has helped to create a fair, orderly, transparent and healthy telecommunications market.

World Trade Organization

On December 11, 2001, China officially joined the WTO. Under the Protocol on the Accession of the People’s Republic of China, dated as of November 11, 2001, China agreed to gradually open the various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunication services in China and the regions where those joint ventures are permitted to offer telecommunications services will be gradually expanded over a period of six years. Under the accession protocol, the telecommunication market is divided into fixed-line services, mobile voice and data services, paging services and value added services. Value added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors will be permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in China. By December 11, 2006, such joint ventures will be permitted to offer mobile voice and data services in China without any geographic restrictions.

The table below summarizes the foreign ownership restrictions for telecommunications joint ventures in China as well as applicable geographic restrictions:

Foreign Ownership Percentage and Geographic Restrictions

for Foreign-Funded Telecommunications Enterprises

As of December 31,
Sector	2001	2002	2003	2004	2005	2006	2007
Mobile	25% (3 cities)(1)	35% (17 cities)(2)		49% (17 cities)(2)		49% (nationwide)
Fixed-line	N/A	N/A	N/A	25% (3 cities)(1)		35% (17 cities)(2)	49% (nationwide)
Value added	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)
Paging	30% (3 cities)(1)	49% (17 cities)(2)	50% (nationwide)

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

Regulation

The mobile telecommunications industry in Mainland China is subject to a high degree of regulation by the Chinese government. Regulations issued or implemented by the State Council, the Ministry of Information Industry and other relevant government authorities including the National Development and Reform Commission and the Ministry of Commerce, which consolidated the functions of the former Ministry of Foreign Trade and Economic Cooperation, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and number resources allocation.

The Ministry of Information Industry, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is currently preparing a draft telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and value added service providers whose telecommunications services cover two or more provinces, municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us and other entities controlled by CMCC which operate in Mainland China outside of our markets, China Unicom is also authorized to provide mobile telecommunications services in all provinces, municipalities and autonomous regions in China.

On December 11, 2001, China officially joined the WTO. To implement China’s commitments under the WTO, the Administration of Foreign-Funded Telecommunications Enterprises Provisions became effective on January 1, 2002, permitting foreign investment in joint ventures that provide telecommunications services in China. However, such investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Administration of Foreign-Funded Telecommunications Enterprises Provisions, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunication services and 50% if such enterprise provides value added telecommunications services (including radio paging services).

Spectrum Usage. In coordination with the relevant provincial authorities, the Ministry of Information Industry regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the Ministry of Information Industry, transferred by the entity to any other third party. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

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

Number Resources. The Ministry of Information Industry is responsible for the administration of the telecommunications number resources within Mainland China, including the telecommunications network numbers and subscriber numbers. The use of number resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In January 2003, the Ministry of Information Industry issued “Measures on Administration of Telecommunications Network Number Resources”. In accordance with these new measures, the telecommunications network number resources are owned by the state, and the user of number resources is required to pay a usage fee to the state starting March 1, 2003. However, the standard for the usage fee has not yet been determined. It is also not clear when the standard for the usage fee will be determined and when we will be required to pay such fee. The new measures also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

Tariff Setting. The levels and categories of our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission and, at the local level, the relevant provincial price regulatory authorities. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. In general, base usage charges, monthly fees, domestic roaming usage charges and tariffs for all domestic long distance calls and international calls (other than Internet Protocol phone calls) are fixed jointly by the Ministry of Information Industry and the National Development and Reform Commission. Our international roaming charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

Interconnection Arrangements and Lease Line Arrangements. Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement and file such interconnection agreement with the Ministry of Information Industry. Major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. They must establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the Ministry of Information Industry for approval. Such rules and procedures will be binding upon those major telecommunications services providers. The termination of any interconnection arrangements will require prior approval by the Ministry of Information Industry.

The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the Ministry of Information Industry. See “—Technical Standards” below. The Ministry of Information Industry also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks.

Technical Standards. Certain regulatory authorities in Mainland China, including the Ministry of Information Industry, set technical standards and control the type and quality of mobile telecommunications equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

The establishment of base stations requires the approval of the relevant provincial regulatory authorities. A number of these approvals with respect to the base stations of our operating subsidiaries are currently pending. We have not experienced and do not expect to experience material difficulty in obtaining permission to establish additional sites.

Capital Investment. Some of our major investment projects, including mobile telecommunications network development projects, may be required to obtain approvals from relevant regulatory authorities in Mainland China.

Employees

The total number of our employees increased from 38,748 as of December 31, 2001 to 63,859 as of December 31, 2003, mainly as a result of our acquisitions of eight regional mobile telecommunications companies in China in 2002. Substantially all of our employees are located in Mainland China. The employees are classified in the following table. Approximately 60% of our permanent employees have college or graduate degrees.

Management	14,030
Technical and engineering	17,428
Sales and marketing	29,696
Financial and accounting	2,705

Total	63,859

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

Property, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. We have obtained land use right certificates and property title certificates for all but five of these properties, all of which are located in Guangdong Province. We believe that our use of these properties is not affected by the fact that we have not yet obtained the relevant land use right certificates and property title certificates. China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use any of the properties we had or used in our business as of May 31, 1997, the date of asset revaluation in preparation for our initial public offering. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for their present use.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 33 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net profit and shareholders’ equity. In addition, note 33 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2001, 2002 and 2003. Our consolidated financial statements reflect the results of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile from July 1, 2002, the date of the acquisition.

Overview of Our Operations

During 2001, 2002 and 2003, our network capacity, subscriber base and usage and operations continued to experience significant growth. We believe that with the ongoing market-oriented restructuring of the telecommunications industry, as well as the continued development of the Chinese economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in our markets, we believe that there is potential for continued future subscriber growth.

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the Chinese government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 3. Key Information — Risk Factors — Adverse changes in the economic policies of the Chinese government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company — Business Overview — Regulation”. Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations.

Our Acquisitions of Regional Mobile Telecommunications Companies in the Past Five Years Have Materially Impacted Our Financial Results

We acquired Fujian Mobile, Henan Mobile and Hainan Mobile on November 12, 1999, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 13, 2000 and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile on July 1, 2002. We have adopted the purchase accounting method to account for these acquisitions under Hong Kong GAAP. Accordingly, our consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, our acquisitions of these companies are considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis.

These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2002 were significantly affected by the inclusion of the results of operations for the eight regional mobile telecommunications companies we acquired in July 2002. By comparison, our financial results in 2001 did not include the results of operations of these companies. See “— Results of Operations — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001”. These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

In addition, we have agreed to acquire telecommunications assets from our direct parent company, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of CMCC, pursuant to a conditional sale and purchase agreement dated April 28, 2004, for a total consideration of US$3,650 million. See “Information on the Company — The History and Development of Company — Expansion Through Acquisitions.”

Operating Arrangements We Entered Into Over the Last Several Years Have Materially Impacted Our Financial Results

Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our subsequent acquisitions of regional mobile telecommunications companies in Mainland China. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

•	interconnection revenue sharing and settlement arrangements with other operators, including CMCC;

•	intra-provincial transmission line leasing agreements with other operators;

•	service agreements with CMCC and certain other operators with respect to various telecommunications services and support;

•	a change in the tax treatment of connection fees and certain surcharge revenue for our services; and

•	the revaluation of fixed assets of the companies we acquired as of the respective dates set forth in the financial statements included in this annual report.

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

In May 2000, we entered into two agreements with CMCC for:

•	inter-provincial interconnection and domestic and international roaming services; and

•	sharing of inter-provincial leased line fees.

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

Prior to these arrangements, we leased intra-provincial transmission lines to link our network to the fixed-line network, but did not lease any inter-provincial transmission lines. Instead, we paid CMCC an inter-provincial interconnection fee. Under the inter-provincial transmission line leasing agreement with CMCC, the leasing fee payable by us is determined based on the standard leasing fee stipulated by the relevant regulatory authorities after adjusting for the volume discount to which we are entitled, and on the basis that the mobile network operators at both ends of the transmission lines will share the leasing fees equally. As a result, these arrangements led to an increase in our transmission line leasing expenses, but a reduction in our inter-provincial interconnection and roaming settlement expenses.

Tariff Adjustments

As part of the efforts to further rationalize the tariff structure of telecommunications services, the Chinese government introduced a wide range of tariff adjustments effective from early 2001. The tariff adjustments that affect our mobile telecommunications services include the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges and a general reduction in leased line tariffs. In particular, effective from early 2001, domestic long distance call rates have been adjusted from the range of RMB 0.50 to RMB 1.00 per minute to the uniform rate of RMB 0.07 per six seconds. In addition, connection fees charged to new contract subscribers were eliminated as of July 1, 2001.

Amendment to Revenue Sharing Arrangement for Prepaid Services

We offer prepaid services in all of our service areas. Some of our prepaid services allow subscribers to add value to their SIM cards in any of our service areas or in the service areas of other subsidiaries of CMCC. In May 2001, we entered into an agreement with CMCC to amend the then-existing revenue sharing arrangements with respect to prepaid services, with retroactive effect from April 21, 2001, which was amended in April 2002 to extend those arrangements to the eight regional mobile telecommunications companies we acquired in 2002. The new agreement amended the prior arrangement by allowing the network operator in the location that sells the top-off prepaid card to charge 5% of the face value of the card as a handling charge, and remit the other 95% (as compared to 85% prior to the amendment) to the subscriber’s home network operator.

Upon the completion of our pending acquisition of the telecommunications assets from our direct parent company, CMCC will no longer provide mobile telecommunications services in Mainland China other than through us. As a result, this revenue sharing arrangement will be terminated.

Renminbi Bond Offerings

Following the approval by the relevant Chinese regulatory authorities, on June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB 5 billion of guaranteed bonds due in 2011 at a floating interest rate, payable annually. These bonds are listed on the Shanghai Stock Exchange.

We have issued an irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited.

The net proceeds from the offering were applied solely to repay part of the RMB 12.5 billion syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the seven regional mobile telecommunications companies.

Following the approval by the relevant Chinese regulatory authorities, Guangdong Mobile issued RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017 on October 28, 2002. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The RMB 3 billion guaranteed bonds and RMB 5 billion guaranteed bonds bear fixed interest of 3.5% and 4.5%, respectively, payable annually.

We issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited, and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd.

The entire net proceeds from the offering were applied solely to satisfy part of the US$ 2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

Analog-to-Digital Migration

Due to the rapid development of mobile telecommunications technologies and the potentially limited economic life cycle of our analog network equipment, we migrated our analog subscribers to our GSM network. See “Item 4. Information on the Company — Business Overview — Migration from Analog to Digital Network”. We discontinued our analog service on December 31, 2001.

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

Provision for Customer Point Reward Program

We invite our subscribers to participate in a customer point reward program, or the Reward Program, which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program vary depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheet based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Reward Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. In the absence of historical experience, we recognized the maximum potential liability. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

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

Impairment of Fixed Assets

Our fixed assets, consisting primarily of telecommunication transceivers, switching centers and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended December 31, 2003, no changes of assets useful lives have occurred. In addition, long-lived assets including fixed assets and goodwill arising on acquisition (including that initially taken to reserve) are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash-generating unit). Estimates and assumptions used in setting depreciable lives and testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are included in note 2(f) and note 2(h) to our consolidated financial statements.

Results of Operations

As a result of our acquisitions and the material changes made to our operating arrangements, our results of operations are not directly comparable with those in prior years.

The following table sets forth selected income statement data for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	(in millions of RMB)
Operating revenue:
Usage fees	73,458	93,272	111,027
Monthly fees	14,085	16,901	20,666
Connection fees	711	—	—
Other operating revenue	12,077	18,388	26,911

Total operating revenue	100,331	128,561	158,604

Operating expenses:
Leased lines	5,005	5,287	4,914
Interconnection	13,055	12,975	12,868
Depreciation	17,664	26,827	36,611
Personnel	5,325	6,757	7,700
Other operating expenses	18,270	27,919	43,308

Total operating expenses	59,319	79,765	105,401

Operating profit	41,012	48,796	53,203
Amortization of goodwill	—	(936)	(1,850)
Other net income	1,594	1,686	2,464
Non-operating net (expenses)/income	(6)	571	434
Interest income	857	713	807
Finance costs	(1,740)	(1,852)	(2,099)

Profit before tax	41,717	48,978	52,959
Income tax	(13,763)	(16,375)	(17,412)

Profit after tax	27,954	32,603	35,547
Minority interest	1	(2)	9

Profit attributable to shareholders	27,955	32,601	35,556

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenue. We derive operating revenue principally from usage fees and monthly fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes charges for wireless data and value-added services, interconnection revenue and roaming in fees.

Operating revenue increased 23.4% from RMB 128,561 million in 2002 to RMB 158,604 million (US$ 19,163 million) in 2003. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume and the rapid expansion of our new businesses, as well as the full year effect of including revenues attributable to the eight regional mobile telecommunications companies we acquired in July 2002. Our total number of subscribers was approximately 141.6 million as of December 31, 2003, compared to approximately 117.7 million as of December 31, 2002.

Revenue from usage fees increased 19.0% from RMB 93,272 million in 2002 to RMB 111,027 million (US$ 13,414 million) in 2003. This increase was principally a result of the continued increase in total subscriber numbers as a result of organic subscriber growth and the increase in voice usage volume, as well as the full year effect of including usage fees from subscribers attributable to the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating revenue, usage fees decreased from 72.6% in 2002 to 70.0% in 2003.

Revenue from monthly fees increased 22.3% from RMB 16,901 million in 2002 to RMB 20,666 million (US$ 2,497 million) in 2003. This increase was mainly due to the full year effect of including monthly fees from subscribers attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the continued increase in total subscribers and the introduction of new service packages. As a percentage of operating revenue, monthly fees decreased from 13.1% in 2002 to 13.0% in 2003.

There were no revenues from connection fees in 2002 and 2003, as connection fees charged to new contract subscribers were eliminated since July 2001.

Other operating revenue increased 46.4% from RMB 18,388 million in 2002 to RMB 26,911 million (US$ 3,252 million) in 2003. This increase resulted principally from increased revenue from wireless data and value added services, as well as the full year effect of our acquisition of the eight regional mobile telecommunications companies in July 2002.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of sales and marketing expenses, maintenance expenses, administrative expenses and other general expenses.

Operating expenses increased 32.1% from RMB 79,765 million in 2002 to RMB 105,401 million (US$ 12,735 million) in 2003. This increase was primarily a result of the increase in depreciation expenses and other operating expenses.

Total leased line payments decreased 7.1% from RMB 5,287 million in 2002 to RMB 4,914 million (US$ 594 million) in 2003. This decrease was largely a result of the termination of surplus leased lines as we continued to use more transmission lines constructed by ourselves and also augmented our networks to increase their efficiency, which was partially offset by the full year effect of including leased line payments for transmission lines made by the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, total leased line payments decreased from 6.6% in 2002 to 4.7% in 2003.

Interconnection expenses decreased 0.8% from RMB 12,975 million in 2002 to RMB 12,868 million (US$ 1,555 million) in 2003. This decrease was mainly due to the optimization of our network structure and traffic routing, which was partially offset by the full year effect of including interconnection expenses made by the eight regional mobile telecommunications companies we acquired in July 2002. Interconnection expenses as a percentage of operating expenses decreased from 16.3% in 2002 to 12.2% in 2003.

Depreciation expense increased 36.5% from RMB 26,827 million in 2002 to RMB 36,611 million (US$ 4,423 million) in 2003. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the full year effect of including depreciation expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the increased investment in transmission facilities and new businesses. As a percentage of operating expenses, depreciation expense increased from 33.6% in 2002 to 34.7% in 2003.

Personnel expenses increased 14.0% from RMB 6,757 million in 2002 to RMB 7,700 million (US$ 930 million) in 2003. This increase was primarily due to the full year effect of including personnel expenses of the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, personnel expenses decreased from 8.5% in 2002 to 7.3% in 2003.

Other operating expenses increased 55.1% from RMB 27,919 million in 2002 to RMB 43,308 million (US$ 5,233 million) in 2003. This increase was primarily due to the increase in selling and marketing expenses. The increase in selling and marketing expenses was due to our conducting differentiated promotional campaigns to maintain customer loyalty and increase subscribers, as well as the full year effect of including the operating expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, other operating expenses increased from 35.0% in 2002 to 41.1% in 2003.

Operating Profit. As a result of the foregoing, operating profit increased 9.0% from RMB 48,796 million in 2002 to RMB 53,203 million (US$ 6,428 million) in 2003, and operating margin (operating profit as a percentage of operating revenue) decreased from 38.0% in 2002 to 33.5% in 2003.

Amortization of goodwill. Amortization of goodwill increased 97.6% from RMB 936 million in 2002 to RMB 1,850 million (US$ 223 million) in 2003. This increase was due to the full year effect of including the amortization of goodwill attributable to our acquisition of the eight regional mobile telecommunications companies in July 2002.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 46.1% from RMB 1,686 million in 2002 to RMB 2,464 million (US$ 298 million) in 2003. This increase was principally due to the increase in sales of SIM cards and the full year effect of including the other net income attributable to the eight regional mobile telecommunications companies we acquired in July 2002.

Non-Operating Net (Expenses)/Income. Non-operating net income decreased 24.0% from RMB 571 million in 2002 to RMB 434 million (US$ 52 million) in 2003. This decrease was primarily due to a gain on deemed disposal arising from the percentage change of our shareholding in Aspire in 2002.

Interest Income. Interest income increased 13.2% from RMB 713 million in 2002 to RMB 807 million (US$ 97 million) in 2003. The higher interest income in 2003 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities, as well as the full year effect of including the interest income attributable to the eight regional mobile telecommunications companies we acquired in July 2002.

Finance Costs. Finance costs increased 13.3% from RMB 1,852 million in 2002 to RMB 2,099 million (US$ 253 million) in 2003. This increase was primarily due to inclusion of the full year financing costs of the RMB 8 billion bonds issued by one of our subsidiaries in 2002 and the full year effect of including deferred consideration and finance costs attributable to the eight regional mobile telecommunications companies we acquired in July 2002. In 2003, the average interest rate that we paid on our outstanding borrowings was approximately 4.3%.

Profit before Tax and Minority Interests. As a result of the foregoing, profit before tax and minority interests increased 8.1% from RMB 48,978 million in 2002 to RMB 52,959 million (US$ 6,399 million) in 2003.

Taxation. Our income tax expense increased 6.3% from RMB 16,375 million in 2002 to RMB 17,412 million (US$ 2,104 million) in 2003. This increase was primarily due to an increase in our profit. Our effective tax rate was 33.4% in 2002 to 32.9% in 2003, respectively.

Profit attributable to shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to shareholders increased 9.1% from RMB 32,601 million in 2002 to RMB 35,556 million (US$ 4,296 million) in 2003. Net profit margin (profit attributable to shareholders as a percentage of operating revenue) decreased from 25.4% in 2002 to 22.4% in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our results of operations in 2002 were materially affected by our acquisition of eight regional mobile telecommunications companies in July 2002. In particular, our operating revenue and operating expenses increased significantly in 2002. This was primarily due to the inclusion of the results of operations of these companies. By comparison, our results in 2001 did not include the results of operations of these companies. See “— Overview of Our Operations — Our Acquisitions of Regional Mobile Telecommunications Companies in the Past Five Years Have Materially Impacted Our Financial Results”. See “Item 4. Information on the Company — The History and Development of the Company — Expansion of Business Coverage Through Acquisitions”.

Operating Revenue. Operating revenue increased 28.1% from RMB 100,331 million in 2001 to RMB 128,561 million in 2002. This increase was primarily due to the expansion in our subscriber base and the continued growth in usage volume, as well as the inclusion of revenue of the eight regional mobile telecommunications companies we acquired in July 2002. Our total number of subscribers was approximately 117.7 million as of December 31, 2002, compared to approximately 69.6 million as of December 31, 2001.

Revenue from usage fees increased 27.0% from RMB 73,458 million in 2001 to RMB 93,272 million in 2002. This increase was principally a result of the increase in total subscribers, both as a result of organic subscriber growth and as a result of our acquisition of the eight regional mobile telecommunications companies in July 2002, and the growth in usage volume. As a percentage of operating revenue, usage fees decreased from 73.2% in 2001 to 72.6% in 2002.

Revenue from monthly fees increased 20.0% from RMB 14,085 million in 2001 to RMB 16,901 million in 2002. This increase was mainly due to the increase in total contract subscriber numbers, both as a result of subscriber growth and as a result of our acquisition of the eight regional mobile telecommunications companies in July 2002. As a percentage of operating revenue, monthly fees decreased from 14.0% in 2001 to 13.1% in 2002. This decrease was primarily due to the growth in our prepaid subscriber base, which led to an increase in the proportion of prepaid subscribers in our total subscriber base.

There were no revenues from connection fees in 2002 due to the elimination of connection fees charged to new contract subscribers since July 2001.

Other operating revenue increased 52.3% from RMB 12,077 million in 2001 to RMB 18,388 million in 2002. This increase resulted principally from increased revenue from wireless data and value added services, as well as the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, bad debts and administrative expenses.

Operating expenses increased 34.5% from RMB 59,319 million in 2001 to RMB 79,765 million in 2002. This increase was primarily due to the expansion of our operations, the inclusion of expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002 and intensified competition for subscribers.

Total leased line payments increased 5.6% from RMB 5,005 million in 2001 to RMB 5,287 million in 2002. This increase was largely a result of the inclusion of leased line payments for transmission lines made by the eight regional mobile telecommunications companies we acquired in July 2002 and our network expansion into new coverage areas. This increase was partially offset by the reduction in leased line expenses due to the improvement in the utilization of our network and the termination of certain transmission line leases as a result of the increased construction of our own transmission lines. As a percentage of operating expenses, total leased line payments decreased from 8.4% in 2001 to 6.6% in 2002.

Interconnection expenses decreased 0.6% from RMB 13,055 million in 2001 to RMB 12,975 million in 2002. This decrease was mainly due to the growing intra-network traffic as a result of our expansion of network and subscribers base, as well as the optimization of our network structure and traffic routing, partially offset by the inclusion of the interconnection expenses of the eight regional mobile telecommunications companies we acquired in July 2002. Interconnection expenses as a percentage of operating expenses decreased from 22.0% in 2001 to 16.3% in 2002.

Depreciation expense increased 51.9% from RMB 17,664 million in 2001 to RMB 26,827 million in 2002. This increase was mainly due to the expansion of our network capacity in high traffic areas and the inclusion of depreciation expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the increased investment in transmission facilities, new businesses and support systems. As a percentage of operating expenses, depreciation expense increased from 29.8% in 2001 to 33.6% in 2002.

Personnel expenses increased 26.9% from RMB 5,325 million in 2001 to RMB 6,757 million in 2002. This increase was primarily due to the inclusion of personnel expenses of the eight regional mobile telecommunications companies we acquired in July 2002, as well as an increase in performance-based incentive compensation as a result of our further improved operating results. As a percentage of operating expenses, personnel expenses decreased from 9.0% in 2001 to 8.5% in 2002.

Other operating expenses increased 52.8% from RMB 18,270 million in 2001 to RMB 27,919 million in 2002. This increase was primarily due to the increase in selling and marketing expenses. The increase in selling and marketing expenses was due to the conduct of differentiated promotional campaigns to maintain customer loyalty and the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002. As a percentage of operating expenses, other operating expenses increased from 30.8% in 2001 to 35.0% in 2002.

Operating Profit. As a result of the foregoing, operating profit increased 19.0% from RMB 41,012 million in 2001 to RMB 48,796 million in 2002, and operating margin (operating profit as a percentage of operating revenue) decreased from 40.9% in 2001 to 38.0% in 2002.

Amortization of goodwill. Amortization of goodwill was RMB 936 million in 2002, which was due to our acquisition of eight regional mobile telecommunications companies in July 2002.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 5.8% from RMB 1,594 million in 2001 to RMB 1,686 million in 2002. This increase was principally due to the effect of our acquisition of the eight regional mobile telecommunications companies in July 2002.

Non-Operating Net (Expenses)/Income. We had non-operating net expenses of RMB 6 million in 2001 compared to non-operating net income of RMB 571 million in 2002. This was primarily due to a gain of RMB 255 million recognized on a deemed disposal of our shareholding in Aspire.

Interest Income. Interest income decreased 16.8% from RMB 857 million in 2001 to RMB 713 million in 2002. The lower interest income in 2002 was primarily due to lower market interest rates prevailing during this period.

Finance Costs. Finance costs increased 6.4% from RMB 1,740 million in 2001 to RMB 1,852 million in 2002. This increase was primarily due to the deferred consideration for the acquisition of eight regional mobile telecommunications companies, and the inclusion of finance costs attributable to those companies. In 2002, the average interest rate that we paid on our outstanding borrowings was approximately 4.1%.

Profit before Tax and Minority Interests. As a result of the foregoing, profit before tax and minority interests increased 17.4% from RMB 41,717 million in 2001 to RMB 48,978 million in 2002.

Taxation. Our income tax expense increased 19.0% from RMB 13,763 million in 2001 to RMB 16,375 million in 2002. This increase was primarily due to an increase in our profit. Our effective tax rate was 33.0% in 2001 to 33.4% in 2002, respectively.

Profit Attributable to Shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to shareholders increased 16.6% from RMB 27,955 million in 2001 to RMB 32,601 million in 2002. Net profit margin (profit attributable to shareholders as a percentage of operating revenue) decreased from 27.9% in 2001 to 25.4% in 2002.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2003, we had a working capital (current assets minus current liabilities) deficit of RMB 8,693 million (US$ 1,050 million) compared to a working capital deficit of RMB 4,012 million as of December 31, 2002 and working capital of RMB 8,096 million as of 2001, respectively. The increase in working capital deficit as of December 31, 2003 was primarily a result of the principal amount of US$ 600 million unsecured fixed rate notes, that we issued on November 2, 1999 and which mature on November 2, 2004 being reclassified as current liabilities from long-term liabilities, and the decrease in working capital in 2002 was primarily due to the inclusion of the outstanding debt of eight regional mobile telecommunications companies we acquired in July of that year. As of December 31, 2001, 2002 and 2003, accounts receivable totaled RMB 5,728 million, RMB 6,066 million and RMB 6,116 million (US$ 739 million), respectively. The increase in accounts receivable in 2002 was principally due to the inclusion of accounts receivable attributable to the eight regional mobile telecommunications companies we acquired in July 2002. Short-term bank and other loans (including the current portion of long-term loans, fixed rate notes and capital leases obligations) totaled RMB 5,439 million, RMB 8,200 million and RMB 13,158 million (US$ 1,589 million) as at December 31, 2001, 2002 and 2003, respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of RMB)
Net cash from operating activities	50,971	69,422	85,534
Net cash used in investing activities	(45,248)	(64,117)	(54,292)
Net cash (used in)/from financing activities	(11,604)	5,449	(24,688)

Net (decrease)/increase in cash and cash equivalents	(5,881)	10,754	6,554

Net cash from operating activities increased from 2001 to 2002, generally reflecting the growth in operating revenue due to the increase in our subscriber base through internal growth and the acquisition of the eight regional mobile telecommunications companies in July 2002. Net cash from operating activities increased from 2002 to 2003, reflecting the growth in operating revenue due to the continued organic growth in our subscriber base as well as the full year effect of the inclusion of the results of operations of the eight regional mobile telecommunications companies we acquired in July 2002.

Net cash used in investing activities increased significantly from 2001 to 2002. This increase was principally a result of the payment of the consideration for our acquisition of the eight regional mobile telecommunications companies in July 2002. Net cash used in investing activities decreased from 2002 to 2003. This decrease was primarily due to the fact that we did not conduct any acquisitions during 2003.

Net cash from financing activities increased significantly from 2001 to 2002. This increase was principally due to the issuance of new shares by the Company in June 2002 and the issuance of RMB 3 billion five-year guaranteed bonds and RMB 5 billion fifteen-year guaranteed bonds by Guangdong Mobile in October 2002. The proceeds from these shares and bonds were applied solely to pay part of the consideration for the acquisition of the eight regional mobile telecommunications companies in July 2002. Net cash from financing activities decreased significantly from 2002 to 2003 as we paid RMB10,018 million in dividends in 2003 and did not issue any additional shares or bonds in 2003. See “— Contractual Obligations and Commitments — Indebtedness” below for more information regarding the offerings.

Capital Expenditures

Capital expenditures incurred during 2001, 2002 and 2003 were RMB 42,417 million, RMB 40,083 million and RMB 50,005 million (US$ 6,042 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities, infrastructure buildings and the development of new technologies and new businesses.

We estimate that we will spend approximately US$ 5.8 billion in 2004, US$ 4.3 billion in 2005 and US$ 3.9 billion in 2006 in capital expenditures. We expect to incur these expenditures primarily for the purpose of:

•	further expanding our GSM network capacity and coverage;

•	increasing our efforts in improving our support systems;

•	building our own transmission facilities where economically advantageous;

•	constructing infrastructure buildings where economically advantageous; and

•	developing and providing new technologies and new businesses.

Minimal capital expenditure is currently budgeted annually for third generation mobile networks monitoring and experimentation.

Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short- term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2005.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2001, 2002 and 2003, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB 6,739 million, RMB 12,676 million and RMB 672 million (US$81 million), respectively, and our short-term bank and other loans (including the current portion of long-term loans, fixed rate notes and capital lease obligations) totaled RMB 5,439 million, RMB 8,200 million and RMB 13,158 million (US$ 1,589 million), respectively. Our short term loans and long term loans increased in 2002 mainly due to the inclusion of the outstanding debt of the eight regional mobile telecommunications companies in

2002. Our long-term loans decreased in 2003 primarily due to the repayment of our long-term loans. Our short-term loans increased in 2003 primarily due to the inclusion of the fixed rate notes that are due within a year. Capital lease obligations totaled RMB 68 million (US$ 8 million) as of December 31, 2002 and 2003.

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

Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese commercial banks, we borrowed an aggregate of RMB 12.5 billion in bank loans, which was fully repaid by the end of 2003 with our internal cash resources and proceeds from the RMB 5 billion floating rate guaranteed bonds Guangdong Mobile issued in 2001, as described above under “ — Overview of Our Operations — Renminbi Bond Offerings”.

On June 18, 2001, Guangdong Mobile, one of our wholly-owned subsidiaries, issued bonds with a principal amount RMB 5 billion at a floating rate due June 18, 2011. Guangdong Mobile’s payment obligations under the bonds are guaranteed in full by us, and our guarantee is further guaranteed by CMCC.

On October 28, 2002, Guangdong Mobile, one of our wholly-owned subsidiaries, issued RMB 3 billion five-year guaranteed bonds and RMB 5 billion fifteen-year guaranteed bonds. Guangdong Mobile’s payment obligations under these two bonds are guaranteed in full by us, and our guarantee obligation is further guaranteed by CMCC.

The deferred consideration of US$ 2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 is subordinated to other senior debt owed by us from time to time, including but not limited to, the US$ 600 million fixed rate notes and US$ 690 million convertible notes issued in 1999 and 2000, respectively. In addition, this deferred consideration is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time without penalty. We are required to pay interest semi-annually on the actual amount of deferred consideration unpaid from the date of completion of the acquisition. Interest is calculated at the two-year US dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the acquisition agreement for the first two years after completion of the acquisition. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination date. The payment of the deferred consideration and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other agreed currencies). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the acquisition agreement. We used the entire proceeds from the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$ 2,800 million deferred consideration.

Our corporate credit rating was raised in 2003 to Baa1 by Moody’s and in 2004 to BBB+ from Standard & Poor’s, which is equivalent to China’s sovereign rating. Any downgrade in our credit rating will not trigger any events on our outstanding bonds or loans or our existing credit facilities. Our management currently believes that a downgrade below Baa1 or BBB+ is not likely. However, under the terms of our US$ 690 million convertible notes and our US$ 600 million fixed rate notes, we are obligated to ensure that the aggregate debt of our subsidiaries does not exceed 120% of our consolidated adjusted earnings before interest, tax, depreciation and amortization and write-down and write-off of fixed assets, or EBITDA, for the most recently completed twelve-month period. We have complied with this covenant in the most recently completed twelve-month period. In addition, we currently do not foresee any event that would cause us to violate any of these covenants.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Other Contractual Obligations and Commitments

As of December 31, 2003, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

•	our short-term and long-term debts (in addition to the bonds and notes described under “ — Indebtedness” above), which includes capital leases;

•	operating leases; and

•	capital commitments.

In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

For further disclosure regarding leases and other commitments, please see notes 21 and 24 to our consolidated financial statements included elsewhere in this annual report.

The following table sets forth certain information regarding our contractual obligations to make future payments as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	Over 1 year but less than 3 years	Over 3 years but less than 5 years	After 5 years
	(in millions of RMB)
Short-Term Debt	650	650	—	—	—
Bills Payable	2,059	2,059	—	—	—
Deferred Payable	9,976	—	—	—	9,976
Long-Term Debt (1)	31,847	12,440	6,407	3,000	10,000
Capital Lease Obligations	68	68	—	—	—
Trade Payable	25,225	25,225	—	—	—

Total Contractual Cash Obligations	69,825	40,442	6,407	3,000	19,976

(1)	Including the current portion of long-term debt and the fixed rate notes due on November 2, 2004.

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2003:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	Over 1 year but less than 3 years	Over 3 years but less than 5 years	Over 5 years
	(in millions of RMB)
Operating Leases Commitments	12,573	5,038	3,859	1,932	1,744
Capital Commitments	7,533	7,533	—	—	—

Total Commercial Commitments	20,106	12,571	3,859	1,932	1,744

Off-balance Sheet Arrangements

As of December 31, 2003, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB 42,417 million, RMB 40,083 million and RMB 50,005 million (US$ 6,042 million) for 2001, 2002 and 2003, respectively. U.S. dollar denominated debt totaled the equivalent of RMB 26,353 million and RMB 20,902 million (US$ 2,525 million) at December 31, 2002 and 2003, respectively, constituting 43.2% and 46.9% of our total debt as of those dates, respectively.

All of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information — Risk Factors — Fluctuations in exchange rates could adversely affect our financial results” and “Item 10. Additional Information — Exchange Controls”.

Each of our operating subsidiaries is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net profit and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP.

	As of or for the year ended December 31
	2001		2002		2003		2003
	(in millions)
Net profit in accordance with:
Hong Kong GAAP	RMB	27,955	RMB	32,601	RMB	35,556	US$	4,296
U.S. GAAP	RMB	34,236	RMB	37,202	RMB	38,188	US$	4,614
Shareholders’ equity in accordance with:
Hong Kong GAAP	RMB	112,983	RMB	173,265	RMB	198,803	US$	24,019
U.S. GAAP	RMB	140,300	RMB	134,575	RMB	162,937	US$	19,686

Under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the eight regional mobile telecommunications companies in July 2002. Under the purchase accounting method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition.

Goodwill is the excess of the cost over the fair value of our share of the identifiable assets and liabilities acquired. Due to the adoption of SSAP 30, which took effect in 2001, goodwill arising on the acquisition date of our acquisition of eight regional mobile telecommunications companies in July 2002 is amortized to the consolidated statements of income on a straight line of twenty years. See “Special Note on our Financial Information and Certain Statistical Information in this Annual Report”.

Under U.S. GAAP, because we and the acquired companies were deemed to be under common control prior to the acquisitions, the acquisitions were considered a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration we paid or payable in each acquisition was treated as an equity transaction in the respective years of each acquisition, and goodwill amortization recognized under Hong Kong GAAP in 2002 was reversed for U.S. GAAP purposes.

In addition, there are other differences between Hong Kong GAAP and U.S. GAAP for the periods presented, which relate primarily to:

•	the computation of capitalized interest;

•	the revaluation of fixed assets of the acquired companies under Hong Kong GAAP;

•	the recognition of deferred income taxes;

•	the non-recognition under Hong Kong GAAP of certain of our employee housing scheme costs;

•	the treatment of share options we grant to directors and employees;

•	the recognition as revenue of connection fees and telephone number selection fees; and

•	the net savings arising from interconnection, roaming and leased line agreements.

Disclosure relating to these differences can be found in note 33 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 2002 and 2003 and our condensed consolidated statements of income, total shareholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003 prepared and presented under U.S. GAAP have been included in notes 33 and 34 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2004.

Name	Age	Position
Mr. WANG Xiaochu	46	Chairman; Chief Executive Officer
Mr. LI Yue	45	Executive Director; Vice President
Mr. LU Xiangdong	44	Executive Director; Vice President
Mr. XUE Taohai	48	Executive Director; Vice President and Chief Financial Officer
Mr. HE Ning	42	Executive Director; Vice President
Mr. LI Gang	47	Executive Director
Mr. XU Long	47	Executive Director

Name	Age	Position
Dr. LO Ka Shui	57	Independent Non-Executive Director
Mr. Frank K. S. WONG	55	Independent Non-Executive Director
Mr. Moses M. C. CHENG	54	Independent Non-Executive Director
Mr. ZHANG Ligui	61	Non-Executive Director
Dr. J. Brian CLARK	55	Non-Executive Director

Mr. Wang Xiaochu has served as our Chairman and Chief Executive Officer since March 1999. Mr. Wang is in charge of our overall management. He is also Vice President of CMCC, the ultimate controlling shareholder of the Company. Prior to joining us, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province. He was responsible for the development of former China Telecom’s telephone network management systems and various other information technology projects, and, as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry.

Mr. Li Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has been serving as Vice President of CMCC since April 2000. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree and has over 28 years of management experience in the telecommunications industry.

Mr. Lu Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer mainly in marketing, wireless data services, billing and settlement and corporate co-operation matters of the Company. He has been serving as Vice President of CMCC since April 2000. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree and has nearly 22 years of management experience in the telecommunications industry.

Mr. Xue Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. Mr. Xue is also the Vice President of CMCC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and has over 24 years of experience in the telecommunications industry and financial management.

Mr. He Ning has served as our Executive Director since August 1998. Mr. He is also a Vice President of the Company, assisting the Chief Executive Officer in the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Administration, the Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing University of Posts and Telecommunications and received a Master’s Degree from Maastricht School of Management of the Netherlands. He has 20 years of management experience in the telecommunications industry.

Mr. Li Gang has served as our Executive Director since August 1999. He is the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province and the Vice Chairman and President of Guangdong Mobile. He graduated from Beijing University of Posts and Telecommunications in 1985, and has 30 years of experience in the telecommunications industry.

Mr. Xu Long has served as our Executive Director since August 1999. He is the Chairman and President of Zhejiang Mobile, responsible for the mobile telecommunications operations in Zhejiang Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Director of the General Office and Deputy Director General of Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 26 years of experience in the telecommunications industry.

Dr. Lo Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and a past Chairman of the Listing Committee of the Main Board and the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of the Council of Advisors on Innovation and Technology and a Member of the Airport Authority in Hong Kong. He was previously the Chairman of the Hospital Authority in Hong Kong. Dr. Lo graduated with a bachelor of science degree from McGill University in Canada and a doctorate degree in medicine from Cornell University in the United States. He is board certified in cardiology. Dr. Lo has more than 24 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K. S. Wong has served as our independent Non-Executive Director since August 2002. Mr. Wong is Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong) Limited and a board member of DBS Group Holdings Limited. He previously served as the Designated Chief Executive for National Westminster Bank’s Hong Kong branch and Chairman of the Hong Kong Futures Exchange. He also held various senior positions in JP Morgan’s Hong Kong and London operations, and in Citibank-North Asia region. Mr. Wong has many years of finance and commercial management experience.

Mr. Moses M.C. Cheng has served as our independent Non-Executive Director since March 2003. Mr. Cheng is a practicing solicitor and a senior partner of Messrs. P. C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He was the Founder Chairman of the Hong Kong Institute of Directors, of which he currently is the Honorary President and Chairman Emeritus. He also serves on the boards of various listed companies as an independent non-executive director.

Mr. Zhang Ligui has served as our Non-Executive Director since March 2003. Mr. Zhang has been serving as the President of CMCC since April 2000 and is in charge of the overall management of CMCC. Mr. Zhang previously served as the Director General of the Gansu Posts and Telecommunications Administration. He had also served as the Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, the Director General of the Beijing Telecommunications Administration, and the Director General of the Directorate General of Posts and Telecommunications. Mr. Zhang graduated from Beijing University of Posts and Telecommunications and has over 38 years of management experience in the telecommunications industry.

Dr. J. Brian Clark has served as our Non-Executive Director since August 2003. Dr. Clark is the Chief Executive in the Asia Pacific Region of Vodafone Group Plc., and a member of Vodafone’s Group Executive Committee and Group Operations Review Committee. Dr. Clark is also a Director of the National Australia Bank. He previously served as Chief Executive of Telkom SA Limited, South Africa and was Vodafone’s Chief Executive in the Pacific Region from 1997 to 2002. He holds a Doctorate Degree in Science (Physics) from the University of Pretoria, South Africa. Dr. Clark has extensive management experience in the telecommunications industry.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2003 for services performed as directors, officers or employees was approximately RMB 18 million (US$2.2 million).

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. As at December 31, 2003, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 110,476,500. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the New Scheme is 1,760,060,445. No share options were granted under the New Scheme during the year ended December 31, 2003.

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

For options granted under the New Scheme, the exercise price of the options are determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

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

As at December 31, 2003, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under both the Old Scheme and, from June 24, 2002 onwards, the New Scheme. In 2003, none of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

Board Practices

To enhance our corporate governance, we have three principal board committees, the audit committee, the remuneration committee and the nomination committee. The audit committee and the remuneration committee are comprised solely of independent non-executive directors. The nomination committee is comprised primarily of independent non-executive directors.

Audit Committee

The members of our audit committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Moses M.C. Cheng. The audit committee’s major responsibilities include:

•	to review the financial reports, the related auditors’ review report and management’s responses to the review reports;

•	to discuss audit procedures with the auditors as well as any issues arising out of such procedures;

•	to review the auditors’ appointment, the auditors’ fees and any matters relating to the termination or resignation of the auditor; and

•	to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our Board on a regular basis.

The audit committee usually meets four times each year.

Remuneration Committee

The members of our remuneration committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Moses M.C. Cheng. The remuneration committee’s major responsibilities include:

•	to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

•	to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

Meetings of the remuneration committee are held when necessary.

Nomination Committee

The members of our nomination committee are Mr. Wang Xiaochu, as chairman of the committee, Dr. Lo Ka Shui, Mr. Frank K.S. Wong and Mr. Moses M.C. Cheng. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the board on the matters in relation to the appointment and re-appointment of board members, and ensuring the proper and transparent procedures for the appointment and re-appointment of directors. Meetings of the nomination committee are held when necessary.

Employees

See “Item 4. Information on the Company — Business Overview — Employees”.

Share Ownership

As of December 31, 2003, the following directors and those members of our senior management named in the section entitled “Directors and Senior Management” had interests in our share capital:

Director	Number of ADSs	Percentage of class
Wang Xiaochu	500	*

*	Less than 1%.

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2003, options exercisable for an aggregate of 9,071,000 shares had been granted to the following directors and those members of our senior management named in the section “Directors and Senior Management” under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$ 33.91 per share through October 7, 2007.

Director	Number of shares covered by options
Wang Xiaochu	3,900,000
He Ning	1,000,000
Li Gang	1,000,000

The following options are exercisable at a price of HK$ 45.04 per share through October 7, 2007.

Director	Number of shares covered by options
Wang Xiaochu	100,000
He Ning	83,000
Li Gang	90,000
Xu Long	585,000

The following options are exercisable at a price of HK$ 45.04 per share from April 25, 2005 through October 7, 2007.

Director	Number of shares covered by options
Wang Xiaochu	100,000
He Ning	83,000
Li Gang	90,000
Xu Long	585,000

The following options are exercisable at a price of HK$ 32.10 per share through October 7, 2007.

Director	Number of shares covered by options
Wang Xiaochu	60,000
He Ning	45,000
Li Gang	50,000
Xu Long	47,500

The following options are exercisable at a price of HK$ 32.10 per share from June 22, 2006 through October 7, 2007.

Director	Number of shares covered by options
Wang Xiaochu	60,000
He Ning	45,000
Li Gang	50,000
Xu Long	47,500

The following options are exercisable at a price of HK$ 22.85 per share from July 3, 2004 through July 2, 2012.

Director	Number of shares covered by options
Wang Xiaochu	150,000
Xue Taohai	100,000
He Ning	90,000
Li Gang	95,000
Xu Long	90,000

The following options are exercisable at a price of HK$ 22.85 per share from July 3, 2007 through July 2, 2012.

Director	Number of shares covered by options
Wang Xiaochu	150,000
Xue Taohai	100,000
He Ning	90,000
Li Gang	95,000
Xu Long	90,000

Item 7. Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2004, approximately 75.7% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2004, our majority shareholders held, directly or indirectly, between approximately 75% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2004, CMCC indirectly owns an aggregate of approximately 75.7% of our issued and outstanding share capital.

We and each of our subsidiaries have entered into various related party transactions. The principal terms of the agreements for these related party transactions are described below.

Certain charges for the services under these agreements are based on tariffs set by the Chinese regulatory authorities. Those transactions where the charges are not set by Chinese regulatory authorities are based on commercial negotiation between the parties, in each case on an arm’s length basis. In this regard, we have the benefit of the undertaking from CMCC that to the extent within its control, we will be treated equally with any other mobile telecommunications entities in respect of all approvals, transactions and arrangements between us on the one hand and CMCC and other mobile telecommunications operators controlled by CMCC on the other hand.

Roaming and Interconnection Arrangements

We offer domestic and international roaming services to our subscribers. Our networks interconnect with the mobile telecommunications networks of CMCC in other areas. In May 2000, we entered into an interconnection and roaming agreement with CMCC. Under this agreement (as amended by two supplemental agreements entered in September 2000 and April 2002), with regard to inter-provincial roaming, 80% of the base roaming calling charges payable by a roaming subscriber is credited to the visited network and the remaining 20% is retained by the roaming subscriber’s home network. When the roaming subscriber places a call from a roaming location, the operator of the visited network receives all long distance calling charges, if any, and when the roaming subscriber receives a call at a roaming location, the network operator with whom the subscriber is registered retains all long distance calling charges, if any. This agreement is valid for two years from April 1, 1999, and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

With regard to international roaming, roaming and international long distance calling charges incurred by an international mobile telecommunications services subscriber making or receiving a call while roaming in our service areas in Mainland China are collected for us and credited to us by CMCC, and we will make the necessary settlement with the relevant telecommunications operators in Mainland China. CMCC also collects a 15% handling charge on the roaming and international long distance calling charges from the international mobile telecommunications operators and shares such handling charge equally with us. When our subscribers roam internationally, we will collect the roaming and international long distance calling charges together with a 15% handling charge from our subscribers and will pay the roaming and international long distance calling charges together with half of the handling charge collected to CMCC, which will make the necessary settlement with the international mobile telecommunications operators concerned. Where long distance charges cannot be distinguished from base roaming charges, such long distance charges are grouped under roaming charges.

Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of CMCC, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China. CMCC will no longer provide mobile telecommunications services in Mainland China other than through us. As a result, there will no longer be inter-provincial roaming services between us and CMCC. With regard to international roaming, we will enter into an agreement with CMCC pursuant to which CMCC will collect the roaming and international long distance calling charges and make the necessary settlement with the international mobile telecommunications operators as it does under the current international roaming arrangement.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Cambodia and New Zealand. In addition, it has filed applications in Bangladesh, Canada, Hong Kong, India, Indonesia, Macau, Malaysia, Philippines, South Korea, Taiwan, Thailand and the Untied States to register the “CHINA MOBILE” name and logo as a trademark for certain goods and services. In July 2002, we entered into a new licensing agreement with CMCC for, among other things, the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. The new licensing agreement replaces the previous licensing agreements entered into with CMCC in October 1999 and the supplemental licensing agreement entered into in September 2000. In addition, each of the companies that we have agreed to acquire pursuant to a conditional sale and purchase agreement dated April 28, 2004, other than Jingyi Design Institute, has entered into a licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee is payable until October 7, 2007 and any fees payable after that will be no less favorable than fees paid by other affiliates of CMCC.

Spectrum Fees

The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks. In October 1999, we entered into an agreement with CMCC (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to us in our service areas. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and CMCC’s operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks will be adjusted progressively over a period of three years, and the adjustments will be effective from July 1, 2002 for a period of five years. For the first year, spectrum usage fees for GSM networks will be charged at the annual rate of RMB 7.5 million per MHz frequency. For the second year, the annual fee will be RMB 11.25 million per MHz frequency and from the third year onward, the annual fee will be RMB 15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged. The allocation of spectrum usage fees between CMCC and us remains the same under our existing agreement.

Following the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will enter into an agreement with CMCC pursuant to which CMCC will collect spectrum usage fees from us and make payment to the Ministry of Information Industry.

Sharing of Inter-Provincial Transmission Line Leasing Fees

In May 2000, we entered into an inter-provincial leased line agreement with CMCC, which was supplemented in September 2000, extending the application of this agreement to the seven regional mobile telecommunications companies we acquired in 2000 effective upon our acquisition. We entered into a further supplemental agreement in April 2002, which extended the application of this agreement to the eight regional mobile telecommunications companies we acquired in 2002. More details about the arrangements are described under “Item 5. Operating and Financial Review and Prospects — Overview of Our Operations — Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results”.

Following the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will enter into an agreement with CMCC pursuant to which CMCC will collect inter-provincial transmission line leasing fees from us and pay the leasing fees to the transmission line providers concerned.

Prepaid Services

Prepaid services allow subscribers to add value to their SIM cards by purchasing top-off cards from any of our network operators or CMCC’s other network operators. We have entered into an agreement with CMCC regarding the sharing and settlement of revenue when prepaid subscribers purchase top-off cards from network operators other than their home network operators. This agreement is for a term of one year from July 1, 2000 (the sharing of revenue from prepaid subscribers purchasing top-off cards from network operators other than their home network operators commenced from February 1, 2000) and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term. The agreement was amended on May 11, 2001 with retroactive effect from April 21, 2001, and was further amended on April 29, 2002 to extend the application of the arrangement to the eight regional mobile telecommunications companies we acquired in 2002. Under the amended agreement, the mobile network operator in the location that issues the top-off card remits 95% of the face value of the top-off card to the subscriber’s home network operator, and keeps the remainder as a handling charge. Prior to the amendment, the remittance amount to home network operator was 85% of the face value of the top-off card.

Upon the completion of our pending acquisition of the telecommunication assets from our direct parent company, we will operate in all thirty-one provinces, autonomous regions and directly administered municipalities throughout Mainland China. CMCC will no longer provide mobile telecommunications services in Mainland China other than through us. As a result, this revenue sharing and settlement agreement will be terminated.

Platform Development

Aspire is 66.4% owned by us, and it is a joint venture with Vodafone and Hewlett-Packard Company. It entered into a platform development master agreement with each of us and CMCC on January 10, 2001. Under the two platform development master agreements, Aspire (or its subsidiaries) will provide the same scope of technology platform development and maintenance services to us and our subsidiaries and to CMCC and their respective mobile telecommunications subsidiaries in various areas in Mainland China. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

Under the platform development master agreements, we and CMCC will each pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

Property Leasing and Management Services

We lease from other subsidiaries of CMCC various properties that are used as office space and for locating our cell sites and switching equipment. In relation to leased properties, the rental payments are determined with reference to market rates. In relation to properties sub-leased by such subsidiaries to the companies that we acquired in November 2000 (which were in turn leased to such subsidiaries by third parties), the rental is equal to the rental payable to such third parties, and such subsidiaries do not make any gains as the intermediate lessors. Some of such subsidiaries of CMCC also provide property management services in relation to the properties leased or subleased (other than for Tianjin Mobile and Guangxi Mobile). Property management fees are determined with reference to market rates.

The initial terms of such leases and sub-leases range from six months to ten years. The initial terms of such leases and sub-leases to Guangxi Mobile are renewable on an annual basis if Guangxi Mobile gives six months’ notice of its intention to renew. Guangxi Mobile is entitled to terminate such leases and sub-leases by giving three months’ notice at any time. The initial terms of such leases and sub-leases to Tianjin Mobile are automatically renewable on an annual basis unless terminated by Tianjin Mobile by three months’ notice given at any time or by the relevant lessor by giving notice of its intention to terminate three months prior to expiration of the relevant term. The initial terms of such leases and sub-leases to Shanghai Mobile are automatically renewed on an annual basis unless terminated by Shanghai Mobile by three months’ notice given at any time or in relation to sub-leases terminated by the relevant lessor by giving three months’ notice prior to the expiration of the relevant term. In relation to our other subsidiaries, the relevant lease terms and (subject to the relevant head lease being valid or renewable for the extended term) sub-lease terms will be automatically renewed on an annual basis unless terminated by the relevant companies with three months’ notice given at any time and, in relation to sub-leased properties, the relevant lessor may also terminate by giving three months’ notice prior to the expiration of the relevant term. Beijing Mobile also leases certain properties and provides property management services to a subsidiary of CMCC for an initial term of one year and on terms substantially similar to those set out above in this paragraph.

In addition, each of the companies that we have agreed to acquire pursuant to our pending acquisition from our direct parent company has entered into property leasing and management agreements with subsidiaries of CMCC with terms similar to the agreements for our existing subsidiaries.

Construction and Related Services

Beijing Mobile, Shanghai Mobile, Liaoning Mobile and Shandong Mobile entered into agreements with certain subsidiaries of CMCC under which such subsidiaries provide services such as construction, design, equipment installation, testing and/or maintenance services and/or act as general contractors in relation to construction and other projects of our subsidiaries. Such agreements are for terms of between 6 months and 16 months, which will be automatically renewed on an annual basis unless either party (in the case of Shandong Mobile, Shanghai Mobile and Beijing Mobile) or Liaoning Mobile (in the case of Liaoning Mobile) notifies the other in writing at least three months prior to the expiration of the term of its intention to terminate the arrangement. Beijing Mobile had also previously entered into other agreements for the provision of certain construction and related services which have continued to be performed according to their terms after Beijing Mobile was acquired by us in November 2000. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

Equipment Maintenance and Related Services

Beijing Mobile, Shanghai Mobile and Liaoning Mobile entered into agreements with certain subsidiaries of CMCC under which such subsidiaries provide equipment maintenance and related services to such companies. Such agreements are for terms of between 6 months and 15 months, which will be automatically renewed on an annual basis unless either party (in the case of Beijing Mobile) or Shanghai Mobile or Liaoning Mobile (in the case of Shanghai Mobile and Liaoning Mobile, respectively) notifies the other of its intention to terminate in writing at least three months prior to the expiration of the term. Beijing Mobile had also previously entered into another agreement for the provision of certain equipment maintenance services which continued to be performed according to its terms after Beijing Mobile was acquired by us in November 2000. The charges payable for services rendered under such agreements are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

Transmission Tower Production, Sales and Other Services and Antenna Maintenance Services

Hebei Mobile entered into an agreement with a subsidiary of CMCC under which such subsidiary provides transmission tower design, production, installation and maintenance services and antenna maintenance services to Hebei Mobile, and sells transmission towers and spare parts to Hebei Mobile. The initial term of this agreement is for one year from August 1, 2000 to July 30, 2001. This agreement will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate in writing at least three months prior to the expiration of the term. The price of such transmission towers and spare parts and the charges payable for services rendered under this agreement are determined according to standards laid down by relevant governmental departments and/or by reference to market rates.

Telecommunication Services

In April 2002, each of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile has, respectively, entered into an agreement with the respective subsidiary of CMCC for the provision of certain telecommunications services. These services include:

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

In addition, each of the ten regional mobile telecommunication companies that we have agreed to acquire pursuant to our pending acquisition from our direct parent company has entered into telecommunication services agreements with subsidiaries of CMCC with terms similar to the telecommunication services agreements for Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

Transmission Tower Sales, Installation and Maintenance

On May 8, 2002, we entered into an agreement with Hubei Communication Services Company, a wholly-owned subsidiary of CMCC, under which Hubei Communication Services Company provided transmission towers and spare parts and related installation and maintenance services to our operating subsidiaries. The price of such transmission towers and spare parts and the charges payable for the services rendered under the agreement are determined either according to standards set by relevant governmental authorities in Mainland China or by reference to market rates.

Miscellaneous

These transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Listing Rules of the Hong Kong Stock Exchange, these transactions are considered to be “connected transactions” and (other than the licensing of trademarks) would normally require full disclosure and, in certain circumstances, prior independent shareholders’ approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, waivers from compliance with the normal approval and disclosure requirements related to connected transactions under the Listing Rules (except for the licensing of trademarks), which will be effective until December 31, 2004, except that the waivers for transactions relating to prepaid services (other than the eight regional mobile telecommunications companies we acquired in 2002) and platform development will be effective until December 31, 2006, upon the following conditions as applicable:

(1)	the transactions as well as the respective agreements governing such transactions will be (a) entered into in the ordinary and usual course of business on terms that are fair and reasonable so far as our independent shareholders are concerned, and (b) on normal commercial terms and in accordance with the terms of the agreements governing such transactions;

(2)	details of the transactions, as required by rule 14.25(1)(A) to (D) of the Listing Rules, shall be disclosed in our Hong Kong annual report;

(3)	our independent non-executive directors shall review annually the transactions and confirm in our Hong Kong annual report and accounts for the relevant year that the transactions have been conducted in the manner stated in paragraph (1) above and within the upper limits stated below;

(4)	our auditors shall review annually the transactions and provide our directors with a letter, details of which will be set out in our Hong Kong annual accounts, stating that the transactions:

•	received the approval of our board of directors;

•	are in accordance with the pricing policies as stated in our annual report;

•	have been conducted in the manner as stated in (1)(b) above; and

•	have not exceeded the upper limits as set forth in paragraph (7) below;

(5)	details of the transactions are disclosed to our independent shareholders who shall have voted in favor of an ordinary resolution to approve the connected transactions and the upper limits set out below at our extraordinary general meeting;

(6)	CMCC has undertaken to us that our auditors will be granted access to such of its and its associates’ accounting records for the purposes of reviewing the transactions mentioned above; and

(7)	with respect to the following types of transactions entered into and to be entered into by us, waivers were applied for and granted under the additional condition that they shall not exceed the relevant upper limits set out below in each of our fiscal years to which the relevant waivers relate:

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of CMCC for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002) to subsidiaries of CMCC for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of CMCC for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of CMCC for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002), to subsidiaries of CMCC for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated operating revenue in such year;

•	payments payable by Hebei Mobile to the relevant subsidiaries of CMCC for purchase of transmission towers, transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated operating revenue in such year;

•	handling charges received by us (other than the eight regional mobile telecommunications companies we acquired in 2002), from subsidiaries of CMCC in respect of prepaid services in 2003 shall not exceed 2% of our consolidated operating revenue in 2003 and for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year, and handling charges paid by us to subsidiaries of CMCC in respect of prepaid services in 2003 shall not exceed 2% of our consolidated operating revenue in 2003 and for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year;

•	handling charges received by the eight regional mobile telecommunications companies we acquired in 2002 from the subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year, and handling charges paid by the eight regional mobile telecommunications companies we acquired in 2002 to subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year;

•	payments payable by us and CMCC to Aspire or its subsidiaries in respect of platform development charges in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year;

•	payments in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	telecommunications lines maintenance services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.04% of our consolidated operating revenue in such year;

•	property leasing and property management services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year; and

•	payments to Hubei Communication Services Company, a subsidiary of CMCC, by us in respect of the purchase of transmission towers and related services in any fiscal year shall not exceed 0.5% of our consolidated operating revenue in such year.

Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 12, 2001, June 24, 2002 and May 15, 2003, respectively.

Item 8. Financial Information.

Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial conditions and results of operation.

Policy on Dividend Distributions

We hold in the highest regard the interests of and the returns achieved for our shareholders, especially minority shareholders. Having taken into account such factors as our financial position, cash flow position and requirements to ensure the sustainable future growth of our business, particularly the proposed acquisition of the mobile telecommunications companies in ten provinces and autonomous regions in Mainland China, our board of directors recommended payment of a final dividend of HK$ 0.20 per share for the financial year ended December 31, 2003. This, together with the interim dividend of HK$ 0.16 per share already paid during 2003, amounted to an aggregate dividend payment of HK$ 0.36 per share for the full financial year, representing an increase of 12.5% over the annual dividend of HK$ 0.32 per share for the financial year 2002 and a dividend payout ratio of 21%. Our board of directors is of the view that our strong free cash flow will be capable of supporting the investments required to sustain steady growth and generate a good cash return to our shareholders. We will endeavor to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

Item 9. The Offer and Listing.

In connection with our initial public offering, our American depositary shares, or ADSs, each representing twenty ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol “CHL”. Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2003 and May 31, 2004, there were 19,671,653,899 and 19,671,998,399, respectively, ordinary shares issued and outstanding. As of December 31, 2003 and May 31, 2004, there were, respectively, 267 and 269 registered holders of American depositary receipts evidencing 42,826,823 and 43,886,432 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows. The information for periods prior to July 2000 has been restated to reflect the change in our ADS-to-share ratio from one-to-twenty to one-to-five, which became effective on July 5, 2000.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
1999	48.60	12.60	32.16	8.09
2000	79.00	40.30	50.73	25.94
2001	50.50	19.40	33.00	13.19
2002	28.40	17.80	17.87	11.30
First Quarter	28.40	21.50	17.87	13.60
Second Quarter	27.30	22.35	17.61	14.25
Third Quarter	23.55	17.80	15.25	11.30
Fourth Quarter	21.75	18.20	13.81	11.65

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2003	23.90	14.85	15.54	9.30
First Quarter	20.10	15.45	12.88	9.85
Second Quarter	19.75	14.85	12.56	9.30
Third Quarter	21.55	18.70	13.64	11.80
Fourth Quarter	23.90	20.80	15.54	13.21
December	23.90	22.45	15.54	14.41
2004
January	27.80	24.40	18.07	16.16
February	27.55	24.70	17.63	15.77
March	27.85	22.35	18.00	14.01
April	23.75	20.60	15.05	13.03
May	22.45	19.25	14.37	12.31

Item 10. Additional Information.

Memorandum and Articles of Association

Under Section 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person and, in addition and without limit, we may do anything which it is permitted or required to do by any enactment or rule of law.

Directors

Material Interests. A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest in accordance with the provisions of the Companies Ordinance (Chapter 32) of Hong Kong and the Articles of Association. A director shall not vote, or be counted in the quorum, on any resolution of the board in respect of any contract or arrangement or proposal in which he or any of his Associates (as such term is defined in the Listing Rules of the Hong Kong Stock Exchange), is to his knowledge, materially interested, and if he shall do so his vote shall not be counted or counted in the quorum for that resolution. The above prohibition shall not apply to any contract, arrangement or proposal:

•	for the giving by us of any security or indemnity to the director or his Associates in respect of money lent or obligations incurred or undertaken by him at the request of, or for, our or any of our subsidiaries’ benefit;

•	for the giving by us of any security to a third party in respect of our or any of our subsidiaries’ debt or obligation for which the director or his Associates has himself or themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

•	concerning an offer of the shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the director or his Associates are, or are to be, interested as a participant in the underwriting or sub-underwriting of the offer;

•	in which the director is interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his interest in our shares or debentures or other securities;

•	concerning any other company in which the director or his Associates are interested, directly or indirectly, as an officer or a shareholder or in which the director or his Associates are beneficially interested in shares of that company other than a company in which the director and any of his Associates, are beneficially interested in five percent or more of the issued share of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights;

•	for the benefit of our or any of our subsidiaries’ employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to both our, or any of our subsidiaries’, directors and employees and such directors’ Associates and does not give the director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•	concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries’ employees under which the director or his Associates may benefit.

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

The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to any persons (1) who are or were at any time in employment or service of our company (or any of our subsidiaries) or are allied or associated with us or any of our subsidiaries, or (2) who are or were at any time our (or any of our subsidiaries’) directors or officers, and who are holding or have held any salaried employment or office in our company or any of our subsidiaries, and the wives, widows, families and dependants of any of these persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

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

Qualification; Retirement. A director need not hold any of our shares to qualify as a director. There is no age limit requirement for a director’s retirement or non-retirement.

At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

Rights Attaching to Ordinary Shares

The section entitled “Description of Share Capital” in our Registration Statement on Form F-3 (File No. 333-47256), as filed with the Securities and Exchange Commission on October 30, 2000, is incorporated by reference into this annual report.

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

In general, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing, and any other general meeting shall be called by not less than 14 days’ notice in writing. The notice must specify the place, date and time of the meeting and, in the case of special business, the general nature of that business.

Miscellaneous

We keep our share register with our share registrar, which is Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909.

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for certain arrangements we have entered into with CMCC.

Interconnection Arrangements

Each of our operating subsidiaries has entered into an interconnection agreement with other operators in its network area. The economic terms of the interconnection arrangements are described under “Item 4. Information on the Company — Business Overview — Interconnection”.

Aspire Business Alliance with Vodafone

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

Exchange Controls

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In addition, under a unitary foreign exchange system, People’s Bank of China sets daily exchange rates for conversion of Renminbi into U.S. dollars and other currencies based on the China Foreign Exchange Trading System interbank market rates. In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into foreign currency to meet its foreign currency obligations or to pay dividends in foreign currency.

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, and the Renminbi has appreciated slightly against U.S. dollars. Any devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 2001, 2002 and 2003, the Renminbi has remained stable against the U.S. dollar.

There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our memorandum and articles of association or other constituent documents.

Taxation — Hong Kong

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Estate Duty

The ordinary shares are Hong Kong property under Hong Kong law, and accordingly such ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner’s residence, citizenship or domicile). Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$ 7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$ 10.5 million.

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our shares or ADSs. This section applies to you only if you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

We believe that shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for Untied States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term, fixed- and variable-rate bank and other loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2003.

We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated short-term and long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2003. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2003 and 2002.

	Expected Maturity Date						As of December 31, 2003		As of December 31, 2002
	2004	2005	2006	2007	2008	Thereafter	Total Recorded Amount	Fair value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under capital leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Fixed rate bank and other loans	1,597	62	—	—	—	—	1,659	1,668	4,769	4,762
Average interest rate	1.64%	5.29%	—	—	—	—	1.77%	—	4.86%	—
Variable rate bank and other loans	6,509	610	—	—	—	—	7,119	7,119	16,039	16,039
Average interest rate	3.88%	5.03%	—	—	—	—	3.98%	—	5.05%	—
Fixed rate notes	4,984	—	—	—	—	—	4,984	5,209	4,961	5,418
Average interest rate	7.88%	—	—	—	—	—	7.88%	—	7.88%	—
Convertible notes	—	5,735	—	—	—	—	5,735	5,713	5,711	5,576
Average interest rate	—	2.25%	—	—	—	—	2.25%	—	2.25%	—
Bonds	—	—	—	3,000	—	10,000	13,000	13,054	13,000	13,309
Average interest rate	—	—	—	3.50%	—	4.18%	4.03%	—	4.03%	—
Deferred payable	—	—	—	—	—	9,976	9,976	9,976	15,176	15,176
Average interest rate	—	—	—	—	—	3.80%	3.80%	—	3.80%	—

*	The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks, cash and cash equivalents, short and long-term debt obligations and capital commitments as of December 31, 2003 and 2002.

	Expected Maturity Date						As of December 31, 2003		As of December 31, 2002
	2004	2005	2006	2007	2008	Thereafter	Total Recorded Amount	Fair value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments:
Deposits with banks:
in U.S. dollars	421	—	—	—	—	—	421	421	539	539
in Hong Kong dollars	135	—	—	—	—	—	135	135	132	132
Cash and cash equivalents:
in U.S. dollars	2,535	—	—	—	—	—	2,535	2,535	2,574	2,574
in Hong Kong dollars	321	—	—	—	—	—	321	321	767	767
Debts:
Fixed rate bank and other loans (U.S. dollar)	145	62	—	—	—	—	207	211	436	446
Average interest rate	6.53%	5.29%	—	—	—	—	6.16%	—	6.55%	—
Variable rate bank and other loans (U.S. dollar)(1)	—	—	—	—	—	—	—	—	69	69
Average interest rate	—	—	—	—	—	—	—	—	3.68%	—
Fixed rate notes (U.S. dollar)	4,984	—	—	—	—	—	4,984	5,209	4,961	5,418
Average interest rate	7.88%	—	—	—	—	—	7.88%	—	7.88%	—
Convertible notes (U.S. dollar)	—	5,735	—	—	—	—	5,735	5,713	5,711	5,576
Average interest rate	—	2.25%	—	—	—	—	2.25%	—	2.25%	—
Deferred payable(2)	—	—	—	—	—	9,976	9,976	9,976	15,176	15,176
Average interest rate	—	—	—	—	—	3.80%	3.80%	—	3.80%	—
Off-balance sheet commitments Capital commitments authorized and contracted for in U.S. dollar	—	—	—	—	—	—	—	—	48	48

(1)	The interest rates for variable rate bank and other loans are calculated based on the year-end indices.
(2)	Pursuant to our agreement with CMCC and China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in July 2002, we have the option to pay the deferred payable in either U.S. dollars, Hong Kong dollars or Renminbi.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Right of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company.

Item 16A. Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. In particular, one of the members has many years of finance and commercial management experience and expertise. However, members of our audit committee do not possess direct experience or expertise in respect of the reconciliation of financial statements with U.S. GAAP and the evaluation of reports filed with the U.S. Securities and Exchange Commission by SEC-reporting issuers. Our board of directors has determined that we do not currently have an audit committee financial expert, as defined in Item 16A(b) of Form 20-F, serving on our audit committee. Our audit committee is in the process of considering appointing, from time to time, an external financial expert as a consultant.

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and other designated senior officers of the Company. We have filed this code of ethics as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2003:

	Audit Fees			Audit-Related Fees	Tax Fees	Other Fees
2002	US$	15,864,000	(1)	—	—	US$	1,112,000
2003	US$	5,064,000		—	—	US$	500,000

(1)	Including the audits fees in the amount of US$10,800,000 we paid in connection with our acquisition of the eight regional mobile telecommunications companies in July 2002.

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

                   Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

                   Not applicable.

PART III

Item 17. Financial Statements.

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report.

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).

2.1	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from CMCC for the RMB 5 billion guaranteed bonds due 2011 issued by Guangdong Mobile.(1)

2.3	Letter of Guarantee from CMCC for the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(2)

4.1	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and CMCC.

4.2	Asset Injection Agreement, dated April 9, 2004, between CMCC, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule).

4.3	Asset Injection Agreement, dated April 9, 2004, between CMCC, Beijing P&T Consulting & Design Institute Company Limited and Beijing Consulting & Design Institute of P&T (with English translation).

Exhibit Number	Description of Exhibit
4.4	Asset Injection Agreement, dated April 9, 2004, between CMCC and China Mobile Communication Company Limited (with English translation).

4.5	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between CMCC, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule).

4.6	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between CMCC, Beijing P&T Consulting & Design Institute Company Limited and Beijing Consulting & Design Institute of P&T (with English translation).

4.7	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule).

4.8	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation).

4.9	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and CMCC (with English translation).

4.10	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between CMCC and China Mobile Communication Co., Ltd (with English translation).

4.11	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between CMCC, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).

4.12	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and CMCC (with English translation).

4.13	Trademark Licensing Agreement, dated April 23, 2004, between CMCC and China Mobile Communication Co., Ltd (with English translation).

4.14	Trademark License Agreement, dated July 18, 2002, between CMCC and China Mobile (Hong Kong) Limited (with English translation).(2)

4.15	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and CMCC.(2)

4.16	Amendment Letter dated June 18, 2002 between China Mobile (Hong Kong) Limited, Vodafone Group Plc and Vodafone Holdings.(2)

4.17	Supplemental Agreement relating to Frequency Spectrum/Numbering Resources Usage Agreement, Sharing Agreement of Inter-provincial Long Distance Transmission Line Leasing Fee, Inter-provincial Interconnection and Domestic and International Roaming Settlement Agreement, Agreement on “Shenzhouxing” Roaming Settlement and Sharing of Revenue From Sales of Top-Off Cards From Network Operators Other Than Their Home Network Operators, and Supplemental Agreement to Agreement on “Shenzhouxing” Roaming Settlement and Sharing of Revenue from Sales And Value-Adding of Top-Off Cards from Network Operators Other Than Their Home Network Operators dated April 29, 2002 between CMCC, China Mobile (Hong Kong) Limited and the eight regional mobile communications companies (Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited, and Shanxi Mobile Communication Company Limited) (with English translation).(2)

Exhibit Number	Description of Exhibit
4.18	Asset Injection Agreement dated May 15, 2002 among CMCC, Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).(2)

4.19	Asset Injection Agreement dated May 15, 2002 among CMCC, Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation).(2)

4.20	Asset Injection Agreement dated May 15, 2002 among CMCC, Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).(2)

4.21	Asset Injection Agreement dated May 15, 2002 among CMCC, Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).(2)

4.22	Asset Injection Agreement dated May 15, 2002 among CMCC, Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).(2)

4.23	Asset Injection Agreement dated May 15, 2002 among CMCC, Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).(2)

4.24	Asset Injection Agreement dated May 15, 2002 among CMCC, Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).(2)

4.25	Asset Injection Agreement dated May 15, 2002 among CMCC, Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).(2)

4.26	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).(2)

4.27	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation).(2)

4.28	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).(2)

4.29	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).(2)

4.30	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).(2)

4.31	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).(2)

4.32	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).(2)

4.33	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).(2)

4.34	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).(2)

Exhibit Number	Description of Exhibit
4.35	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation).(2)

4.36	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).(2)

4.37	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).(2)

4.38	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).(2)

4.39	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).(2)

4.40	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).(2)

4.41	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).(2)

4.42	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation).(2)

4.43	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between CMCC and China Mobile (Hong Kong) Limited (with English translation).(2)

4.44	Trademark License Agreement, dated April 24, 2002, between CMCC and China Mobile (Hong Kong) Limited. (3)

4.45	Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and CMCC.(3)

4.46	Subscription Agreement, dated May 16, 2002, among Vodafone Group Plc, Vodafone Holdings (Jersey) Limited and China Mobile (Hong Kong) Limited.(3)

4.47	Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong) Limited and CMCC.(1)

4.48	Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated May 5, 2000, between CMCC and China Telecom (Hong Kong) Limited.(4)

4.49	Inter-Provincial Network Interconnection, Domestic and International Roaming and Settlement Agreement, dated May 5, 2000, between CMCC and China Telecom (Hong Kong) Limited.(4)

4.50	Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China Telecom (Hong Kong) Limited.(4)

4.51	Agreement Regarding the Roaming Settlement of “Shenzhouxing” Prepaid Services “Shenzhouxing” and Revenues Sharing for Sales of Stored Value for Stored Value Cards, dated October 4, 2000, between CMCC and China Mobile (Hong Kong) Limited.(5)

Exhibit Number	Description of Exhibit
4.52	Contract on Termination of the Trademark Licensing, dated September 15, 2000, between China Telecommunications Corporation and China Mobile (Hong Kong) Limited.(5)

4.53	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(5)

4.54	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service.(5)

4.55	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(5)

4.56	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(5)

4.57	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Beijing Mobile and Beijing Service.(5)

4.58	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Beijing Mobile and Beijing Service.(5)

4.59	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Beijing Mobile and Beijing Service.(5)

4.60	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(5)

4.61	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(5)

4.62	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(5)

4.63	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Shanghai Mobile and Shanghai Service.(5)

4.64	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Shanghai Mobile and Shanghai Service.(5)

4.65	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai Service.(5)

4.66	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(5)

4.67	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Tianjin Mobile and Tianjin Service.(5)

4.68	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Tianjin Mobile and Tianjin Service.(5)

4.69	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin Service.(5)

4.70	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(5)

Exhibit Number	Description of Exhibit

4.71	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(5)

4.72	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Hebei Mobile and Hebei Service.(5)

4.73	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Hebei Mobile and Hebei Service.(5)

4.74	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei Service.(5)

4.75	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(5)

4.76	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(5)

4.77	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(5)

4.78	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Liaoning Mobile and Liaoning Service.(5)

4.79	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Liaoning Mobile and Liaoning Service.(5)

4.80	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning Service.(5)

4.81	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(5)

4.82	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(5)

4.83	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Shandong Mobile and Shandong Service.(5)

4.84	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Shandong Mobile and Shandong Service.(5)

4.85	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong Service.(5)

4.86	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(5)

4.87	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Guangxi Mobile and Guangxi Service.(5)

4.88	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Guangxi Mobile and Guangxi Service.(5)

4.89	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi Service.(5)

Exhibit Number	Description of Exhibit

4.90	Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited, Vodafone Group Plc, China International Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East Limited.(5)

4.91	Conditional Sale and Purchase Agreement, dated October 4, 2000, among CMCC, China Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong) Limited.(5)

4.92	Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom Hong Kong (BVI) Limited, China Telecom (Hong Kong) Group Limited and China Telecom (Hong Kong) Limited.(6)

8.1	List of major subsidiaries.

11.1	Code of Ethics.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 17, 2003.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 13, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-14696), filed with the Securities and Exchange Commission on June 20, 2000.
(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-10956), filed with the Securities and Exchange Commission on October 30, 1999.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MOBILE (HONG KONG) LIMITED

By:	/s/ WANG Xiaochu
Name:	WANG Xiaochu
Title:	Chairman and Chief Executive Officer

Date: June 17, 2004

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).

2.1	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from CMCC for the RMB 5 billion guaranteed bonds due 2011 issued by Guangdong Mobile.(1)

2.3	Letter of Guarantee from CMCC for the RMB 3 billion guaranteed bonds due 2007 and RMB 5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(2)

4.1	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and CMCC.

4.2	Asset Injection Agreement, dated April 9, 2004, between CMCC, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule).

4.3	Asset Injection Agreement, dated April 9, 2004, between CMCC, Beijing P&T Consulting & Design Institute Company Limited and Beijing Consulting & Design Institute of P&T (with English translation).

4.4	Asset Injection Agreement, dated April 9, 2004, between CMCC and China Mobile Communication Company Limited (with English translation).

4.5	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between CMCC, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule).

4.6	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between CMCC, Beijing P&T Consulting & Design Institute Company Limited and Beijing Consulting & Design Institute of P&T (with English translation).

4.7	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule).

4.8	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation).

4.9	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and CMCC (with English translation).

4.10	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between CMCC and China Mobile Communication Co., Ltd (with English translation).

4.11	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between CMCC, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).

4.12	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and CMCC (with English translation).

Exhibit Number	Description of Exhibit
4.13	Trademark Licensing Agreement, dated April 23, 2004, between CMCC and China Mobile Communication Co., Ltd (with English translation).

4.14	Trademark License Agreement, dated July 18, 2002, between CMCC and China Mobile (Hong Kong) Limited (with English translation). (2)

4.15	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and CMCC. (2)

4.16	Amendment Letter dated June 18, 2002 between China Mobile (Hong Kong) Limited, Vodafone Group Plc and Vodafone Holdings. (2)

4.17	Supplemental Agreement relating to Frequency Spectrum/Numbering Resources Usage Agreement, Sharing Agreement of Inter-provincial Long Distance Transmission Line Leasing Fee, Inter-provincial Interconnection and Domestic and International Roaming Settlement Agreement, Agreement on “Shenzhouxing” Roaming Settlement and Sharing of Revenue From Sales of Top-Off Cards From Network Operators Other Than Their Home Network Operators, and Supplemental Agreement to Agreement on “Shenzhouxing” Roaming Settlement and Sharing of Revenue from Sales And Value-Adding of Top-Off Cards from Network Operators Other Than Their Home Network Operators dated April 29, 2002 between CMCC, China Mobile (Hong Kong) Limited and the eight regional mobile communications companies (Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited, and Shanxi Mobile Communication Company Limited) (with English translation). (2)

4.18	Asset Injection Agreement dated May 15, 2002 among CMCC, Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation). (2)

4.19	Asset Injection Agreement dated May 15, 2002 among CMCC, Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation). (2)

4.20	Asset Injection Agreement dated May 15, 2002 among CMCC, Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation). (2)

4.21	Asset Injection Agreement dated May 15, 2002 among CMCC, Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation). (2)

4.22	Asset Injection Agreement dated May 15, 2002 among CMCC, Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation). (2)

4.23	Asset Injection Agreement dated May 15, 2002 among CMCC, Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation). (2)

4.24	Asset Injection Agreement dated May 15, 2002 among CMCC, Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation). (2)

4.25	Asset Injection Agreement dated May 15, 2002 among CMCC, Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation). (2)

4.26	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation). (2)

4.27	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation). (2)

Exhibit Number	Description of Exhibit
4.28	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation). (2)

4.29	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation). (2)

4.30	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation). (2)

4.31	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation). (2)

4.32	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation). (2)

4.33	Agreement on the Confirmation of Rights and Obligations dated May 15, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation). (2)

4.34	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation). (2)

4.35	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation). (2)

4.36	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation). (2)

4.37	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation). (2)

4.38	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation). (2)

4.39	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation). (2)

4.40	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation). (2)

4.41	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation). (2)

4.42	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation). (2)

Exhibit Number	Description of Exhibit
4.43	Co–operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between CMCC and China Mobile (Hong Kong) Limited (with English translation). (2)

4.44	Trademark License Agreement, dated April 24, 2002, between CMCC and China Mobile (Hong Kong) Limited. (3)

4.45	Conditional Sale and Purchase Agreement, dated May 16, 2002, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and CMCC.(3)

4.46	Subscription Agreement, dated May 16, 2002, among Vodafone Group Plc, Vodafone Holdings (Jersey) Limited and China Mobile (Hong Kong) Limited. (3)

4.47	Prepaid services agreement dated May 11, 2001, between China Mobile (Hong Kong) Limited and CMCC.(1)

4.48	Inter-Provincial Long-Distance Transmission Leased Line Fee Sharing Agreement, dated May 5, 2000, between CMCC and China Telecom (Hong Kong) Limited. (4)

4.49	Inter-Provincial Network Interconnection, Domestic and International Roaming and Settlement Agreement, dated May 5, 2000, between CMCC and China Telecom (Hong Kong) Limited. (4)

4.50	Tenancy Agreement, dated June 7, 2000, between Fu Hao Properties Limited and China Telecom (Hong Kong) Limited.(4)

4.51	Agreement Regarding the Roaming Settlement of “Shenzhouxing” Prepaid Services “Shenzhouxing” and Revenues Sharing for Sales of Stored Value for Stored Value Cards, dated October 4, 2000, between CMCC and China Mobile (Hong Kong) Limited.(5)

4.52	Contract on Termination of the Trademark Licensing, dated September 15, 2000, between China Telecommunications Corporation and China Mobile (Hong Kong) Limited.(5)

4.53	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(5)

4.54	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service.(5)

4.55	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(5)

4.56	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(5)

4.57	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Beijing Mobile and Beijing Service.(5)

4.58	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Beijing Mobile and Beijing Service.(5)

4.59	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Beijing Mobile and Beijing Service.(5)

4.60	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(5)

4.61	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(5)

4.62	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(5)

Exhibit Number	Description of Exhibit
4.63	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Shanghai Mobile and Shanghai Service.(5)

4.64	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Shanghai Mobile and Shanghai Service.(5)

4.65	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shanghai Mobile and Shanghai Service.(5)

4.66	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(5)

4.67	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Tianjin Mobile and Tianjin Service.(5)

4.68	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Tianjin Mobile and Tianjin Service.(5)

4.69	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Tianjin Mobile and Tianjin Service.(5)

4.70	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(5)

4.71	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(5)

4.72	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Hebei Mobile and Hebei Service.(5)

4.73	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Hebei Mobile and Hebei Service.(5)

4.74	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Hebei Mobile and Hebei Service.(5)

4.75	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(5)

4.76	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(5)

4.77	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(5)

4.78	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Liaoning Mobile and Liaoning Service.(5)

4.79	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Liaoning Mobile and Liaoning Service.(5)

4.80	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Liaoning Mobile and Liaoning Service.(5)

4.81	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(5)

Exhibit Number	Description of Exhibit
4.82	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(5)

4.83	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Shandong Mobile and Shandong Service. (5)

4.84	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Shandong Mobile and Shandong Service. (5)

4.85	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Shandong Mobile and Shandong Service.(5)

4.86	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(5)

4.87	Capital Contribution Agreement, dated August 30, 2000, among CMCC, Guangxi Mobile and Guangxi Service.(5)

4.88	Agreement Regarding the Transfer of Personnel, Finances and Assets Not Directly Related to Mobile Communication Services, dated August 30, 2000, among CMCC, Guangxi Mobile and Guangxi Service.(5)

4.89	Agreement on the Confirmation of the Transfer of Personnel, Finances and Assets and the Related Rights and Obligations, dated August 30, 2000, between Guangxi Mobile and Guangxi Service.(5)

4.90	Strategic Investor Placing Agreement among China Mobile (Hong Kong) Limited, Vodafone Group Plc, China International Capital Corporation, Goldman Sachs (Asia) L.L.C. and Merrill Lynch Far East Limited.(5)

4.91	Conditional Sale and Purchase Agreement, dated October 4, 2000, among CMCC, China Mobile Hong Kong (BVI) Limited and China Mobile (Hong Kong) Limited.(5)

4.92	Conditional Sale and Purchase Agreement, dated October 4, 1999, among China Telecom Hong Kong (BVI) Limited, China Telecom (Hong Kong) Group Limited and China Telecom (Hong Kong) Limited.(6)

8.1	List of major subsidiaries.

11.1	Code of Ethics.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 17, 2003.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 13, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 1-14696), filed with the Securities and Exchange Commission on June 20, 2000.
(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-10956), filed with the Securities and Exchange Commission on October 30, 1999.

China Mobile (Hong Kong) Limited

For the year ended December 31, 2003

Consolidated Financial Statements

Report of Independent Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile (Hong Kong) Limited:

We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited and subsidiaries (the “Group”) as of December 31, 2002 and 2003 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong Kong) Limited and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

KPMG

Hong Kong

March 18, 2004

Consolidated Statements of Income

(Amounts in millions, except share data)

		Year ended December 31,
	Note	2001 restated	2002 restated	2003	2003
		RMB	RMB	RMB	US$
Operating revenue

Usage fees		73,458	93,272	111,027	13,414
Monthly fees		14,085	16,901	20,666	2,497
Connection fees		711	—	—	—
Other operating revenue		12,077	18,388	26,911	3,252

Total operating revenue	4	100,331	128,561	158,604	19,163

Operating expenses

Leased lines		5,005	5,287	4,914	594
Interconnection		13,055	12,975	12,868	1,555
Depreciation		17,664	26,827	36,611	4,423
Personnel		5,325	6,757	7,700	930
Other operating expenses		18,270	27,919	43,308	5,233

Total operating expenses	5	59,319	79,765	105,401	12,735

Operating profit		41,012	48,796	53,203	6,428

Amortization of goodwill	14	—	(936)	(1,850)	(223)

Other net income	6	1,594	1,686	2,464	298

Non-operating net (expenses) / income	7	(6)	571	434	52

Interest income		857	713	807	97

Finance costs	20	(1,740)	(1,852)	(2,099)	(253)

Profit before tax		41,717	48,978	52,959	6,399
Income tax	8	(13,763)	(16,375)	(17,412)	(2,104)

Profit after tax		27,954	32,603	35,547	4,295

Minority interests		1	(2)	9	1

Profit attributable to shareholders		27,955	32,601	35,556	4,296

Dividends attributable to the year:
Interim dividend declared and paid during the year	9	—	—	3,339	403
Final dividend proposed after the balance sheet date	9	—	6,678	4,178	505

		—	6,678	7,517	908

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Continued)

(Amounts in millions, except share data)

			Year ended December 31,
	Note		2001 restated		2002 restated		2003		2003
			RMB		RMB		RMB		US$
Basic net profit per share	2	(u)	RMB	1.50	RMB	1.70	RMB	1.81	US$	0.22

Weighted average number of shares used in calculating basic net profit per share (thousands)				18,605,371		19,151,322		19,671,654

Diluted net profit per share	2	(u)	RMB	1.50	RMB	1.70	RMB	1.81	US$	0.22

Weighted average number of shares used in calculating diluted net profit per share (thousands)				18,698,023		19,243,050		19,762,812

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in millions)

		December 31,
	Note	2002 restated	2003	2003
		RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		32,575	39,129	4,728
Deposits with banks		11,069	17,227	2,081
Accounts receivable	10	6,066	6,116	739
Other receivables	11	1,465	1,787	216
Inventories		1,586	2,050	248
Prepayments and other current assets		2,059	2,128	257
Tax recoverable		—	258	31
Amount due from ultimate holding Company	12	1,282	762	92

Total current assets		56,102	69,457	8,392

Fixed assets	13	165,409	171,604	20,733
Construction in progress		23,013	28,370	3,428
Goodwill	14	36,223	34,373	4,153
Interest in associates	15	16	16	2
Investment securities	16	77	77	9
Deferred tax	17	4,991	3,263	394
Deferred expenses	18	190	143	17

Total assets		286,021	307,303	37,128

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Continued)

(Amounts in millions)

		December 31,
	Note	2002 restated	2003	2003
		RMB	RMB	US$
Liabilities and shareholders’ equity

Current liabilities
Accounts payable	19	19,251	25,225	3,048
Bills payable		1,256	2,059	249
Deferred revenue - current portion	23	6,760	9,476	1,145
Bank loans and other interest-bearing borrowings	20	8,132	13,090	1,581
Taxes payable		6,568	4,516	546
Obligations under capital lease - current portion	21	68	68	8
Amount due to immediate holding company	12	402	47	6
Amount due to ultimate holding company	12	1,217	1,352	163
Accrued expenses and other payables	22	16,460	22,317	2,696

Total current liabilities		60,114	78,150	9,442

Deferred taxation	17	58	97	12
Bank loans and other interest-bearing borrowings	20	36,348	19,407	2,345
Amount due to immediate holding company	12	15,176	9,976	1,205
Deferred revenue - long term portion	23	869	688	83

Total liabilities		112,565	108,318	13,087

Minority interests		191	182	22

Shareholders’ equity		173,265	198,803	24,019

Total liabilities and shareholders’ equity		286,021	307,303	37,128

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in millions)

	Year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
Operating activities
Profit before taxation	41,717	48,978	52,959	6,399
Adjustment for:
- Depreciation of fixed assets	17,664	26,827	36,611	4,423
- Amortization of goodwill	—	936	1,850	223
- Provision for interest in associates	30	—	—	—
- Profit on deemed disposal of a subsidiary	(54)	(255)	—	—
- Loss on sale of fixed assets	275	205	795	96
- Write off of fixed assets	—	96	669	81
- Provision for doubtful accounts	1,737	1,749	2,006	242
- Amortization of deferred expenses	39	43	47	6
- Interest income	(857)	(713)	(807)	(97)
- Interest expense and capital lease charges	1,740	1,852	2,099	253
- Dividend income	(43)	(25)	(48)	(6)
- Unrealized exchange loss, net	4	8	47	6

Operating profit before changes in working capital	62,252	79,701	96,228	11,626

Increase in inventories	(124)	(234)	(464)	(56)
Decrease in amount due from ultimate holding company	54	765	520	63
Increase in accounts receivable	(213)	(733)	(1,968)	(238)
Decrease/(increase) in other receivables	1,111	(234)	(259)	(31)
(Increase)/decrease in prepayments and other current assets	(282)	91	(69)	(8)
(Decrease)/increase in amount due to ultimate holding company	(437)	450	135	16
Increase/(decrease) in amount due to immediate holding company	—	402	(355)	(43)
(Decrease)/increase in accounts payable	(1,724)	4,915	940	114
Increase in accrued expenses and other payables	2,616	469	6,246	755
Increase in deferred revenue	583	2,370	2,535	306

Cash generated from operations	63,836	87,962	103,489	12,504

Tax paid
- PRC income tax paid	(12,865)	(18,540)	(17,955)	(2,169)

Net cash from operating activities carried forward	50,971	69,422	85,534	10,335

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

			Year ended December 31,
	Note		2001	2002	2003	2003
			RMB	RMB	RMB	US$
Net cash from operating activities brought forward			50,971	69,422	85,534	10,335

Investing activities
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries			(4,136)	—	(5,200)	(628)
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	(b	)	—	(28,733)	—	—
Capital expenditure			(39,500)	(41,000)	(43,871)	(5,301)
Proceeds from sale of fixed assets			204	411	233	28
Proceeds from issuance of shares to minority interest by subsidiary, net of expenses			69	412	—	—
(Increase)/decrease in deposits with banks			(2,766)	3,901	(6,158)	(744)
Interest received			867	867	656	79
Dividends received from associate			14	25	48	6

Net cash used in investing activities			(45,248)	(64,117)	(54,292)	(6,560)

Financing activities
Proceeds from issue of shares, net of expenses			4	5,970	—	—
Proceeds from bank and other loans			5,407	6,955	760	92
Repayments of bank and other loans			(17,897)	(12,232)	(12,790)	(1,545)
Repayment of obligations under capital lease			(2,055)	(1,652)	—	—
Proceeds from issue of bonds			5,000	8,000	—	—
Expenses on issue of bonds			(55)	(53)	—	—
Interest paid			(2,008)	(1,539)	(2,640)	(319)
Dividend paid			—	—	(10,018)	(1,210)

Net cash (used in) / from financing activities			(11,604)	5,449	(24,688)	(2,982)

Net (decrease) / increase in cash and cash equivalents			(5,881)	10,754	6,554	793

Cash and cash equivalents at beginning of year			27,702	21,821	32,575	3,935

Cash and cash equivalents at end of year			21,821	32,575	39,129	4,728

Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed			3,818	5,004	5,696	688
Cash and bank balances			18,003	27,571	33,433	4,040

			21,821	32,575	39,129	4,728

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

(a)	Acquisition of subsidiaries

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Net assets acquired:
Fixed assets	—	43,665	—
Construction in progress	—	7,024	—
Deferred tax	—	918	—
Inventories	—	323	—
Amount due from ultimate holding company	—	1,544	—
Accounts receivable	—	1,206	—
Other receivables	—	344	—
Prepayments and other current assets	—	579	—
Cash and cash equivalents	—	5,339	—
Bank and other loans	—	(4,342)	—
Bills payable	—	(66)	—
Amount due to ultimate holding company	—	(526)	—
Accounts payable	—	(3,849)	—
Accrued expenses and other payables	—	(4,657)	—
Long-term bank and other loans	—	(11,285)	—
Taxes payable	—	(1,395)	—
Deferred revenue	—	(1,022)	—

	—	33,800	—

Goodwill arising on acquisition (restated)	—	37,159	—

	—	70,959	—

Satisfied by: Cash consideration	—	49,248	—
Issue of ordinary shares	—	21,711	—

	—	70,959	—

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

(b)	Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Cash consideration	—	49,248	—
Cash and cash equivalents acquired	—	(5,339)	—
Amount due to immediate holding company	—	(15,176)	—

Net outflow of cash and cash equivalents in respect of acquisition of subsidiaries	—	28,733	—

(c)	Significant non-cash transactions:

The Group incurred payables of RMB17,235 and RMB2,059 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2003.

The Group incurred payables of RMB10,270 and RMB1,190 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2002. On July 1, 2002, the Group issued new shares to China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) at HK$20,458 (RMB equivalent 21,711) respectively as part of the consideration for the acquisition of the entire issued share capital of Anhui Mobile (BVI) Limited (“Anhui Mobile BVI”), Jiangxi Mobile (BVI) Limited (“Jiangxi Mobile BVI”), Chongqing Mobile (BVI) Limited (“Chongqing Mobile BVI”), Sichuan Mobile (BVI) Limited (“Sichuan Mobile BVI”), Hubei Mobile (BVI) Limited (“Hubei Mobile BVI”), Hunan Mobile (BVI) Limited (“Hunan Mobile BVI”), Shaanxi Mobile (BVI) Limited (“Shaanxi Mobile BVI”) and Shanxi Mobile Communication (BVI) Limited (“Shanxi Mobile BVI”).

The Group incurred payables of RMB8,679 and RMB1,337 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2001.

Consolidated Statements of Shareholders’ Equity

(Amounts in millions, except share data)

Statements of shareholders’ equity for the years:

	Number of ordinary shares	Share capital	Share premium	Capital Reserve	General reserve	PRC statutory reserves	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shareholders’ equity at January 1, 2001
-as previously reported	18,605,312,241	1,986	347,007	(296,470)	72	12,643	18,522	83,760
-prior year adjustment arising from change in accounting policy for deferred taxation		—	—	805	—	—	459	1,264

-as restated		1,986	347,007	(295,665)	72	12,643	18,981	85,024
Transfer from statements of income (restated)	—	—	—	—	—	—	27,955	27,955
Shares issued under share option scheme	93,000	—	4	—	—	—	—	4
Appropriation	—	—	—	—	—	5,033	(5,033)	—

Shareholders’ equity at December 31, 2001 (restated)	18,605,405,241	1,986	347,011	(295,665)	72	17,676	41,903	112,983

Shareholders’ equity at January 1, 2002
-as previously reported	18,605,405,241	1,986	347,011	(296,470)	72	17,676	41,504	111,779
-prior year adjustment arising from change in accounting policy for deferred taxation		—	—	805	—	—	399	1,204

-as restated		1,986	347,011	(295,665)	72	17,676	41,903	112,983
Transfer from statements of income (restated)	—	—	—	—	—	—	32,601	32,601
Shares issued under share option scheme	2,100,000	—	24	—	—	—	—	24
Issue of new shares	236,634,212	25	6,180	—	—	—	—	6,205
Issue of consideration shares for acquisition of subsidiaries	827,514,446	88	21,623	—	—	—	—	21,711
Expenses incurred in connection with the issue of consideration shares	—	—	(259)	—	—	—	—	(259)
Appropriation	—	—	—	—	—	7,038	(7,038)	—

Shareholders’ equity at December 31, 2002 (restated)	19,671,653,899	2,099	374,579	(295,665)	72	24,714	67,466	173,265

Shareholders’ equity at January 1, 2003
-as previously reported	19,671,653,899	2,099	374,579	(296,470)	72	24,714	67,208	172,202
-prior year adjustment arising from change in accounting policy for deferred taxation		—	—	805	—	—	258	1,063

-as restated		2,099	374,579	(295,665)	72	24,714	67,466	173,265
Transfer from statements of income	—	—	—	—	—	—	35,556	35,556
Dividends approved in respect of previous year	—	—	—	—	—	—	(6,679)	(6,679)
Dividends declared in respect of current year	—	—	—	—	—	—	(3,339)	(3,339)
Appropriation	—	—	—	—	—	7,972	(7,972)	—

Shareholders’ equity at December 31, 2003	19,671,653,899	2,099	374,579	(295,665)	72	32,686	85,032	198,803

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation

China Mobile (Hong Kong) Limited (“the Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang Autonomous Region of the People’s Republic of China (“PRC”) and market their services under the “China Mobile” logo, which is a registered trademark owned by China Mobile Communications Corporation (“China Mobile”), a company incorporated in the PRC in July 1999 to hold and operate the cellular telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry (“MII”) have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

Prior to the restructuring (as described below, the “Restructuring”), the Group’s Total Access Communications Systems (“TACS”) and Global System for Mobile Communications (“GSM”) cellular networks in Guangdong were owned by Guangdong Mobile Communication Corporation (together with the successor wholly-owned foreign enterprise formed in connection with the Restructuring, “Guangdong Mobile”), an enterprise formed in September 1988 and wholly owned by the MII on behalf of the State. Prior to the Restructuring, the Group’s GSM cellular network in Zhejiang was owned by Zhejiang GSM Mobile Communication Company Limited (together with the successor sino-foreign joint venture company formed in connection with the Restructuring, “Zhejiang Mobile”), a company formed in February 1996 and 98.55% owned by the Zhejiang Provincial Posts and Telecommunications Administrations (“PTA”) (“Zhejiang PTA”), while the Group’s TACS cellular networks in Zhejiang were owned and operated directly by the Zhejiang PTA.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

Restructuring

Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited (“CMHKG”), which in turn is 51% owned by Telpo Communications (Group) Limited (“Telpo”), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, China Mobile acquired a 100% controlling interest in CMHKG. As a result of this, China Mobile indirectly holds approximately 75% equity interest in the Company. Guangdong Mobile was formed as a wholly foreign-owned enterprise whereas Zhejiang Mobile was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

In connection with the Restructuring and in anticipation of the initial offering of the Company’s ordinary shares, the fixed assets of Guangdong Mobile and Zhejiang Mobile were revalued as of May 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of fixed assets of Guangdong Mobile and Zhejiang Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB15,630. Upon the transfer of interests in Guangdong Mobile and Zhejiang Mobile by the MII and the DGT to the Company, 9,010,000,000 ordinary shares of HK$0.10 each were issued by the Company to CMHK (BVI) for consideration valued at RMB19,466. Such amount was based on the net asset value of Guangdong Mobile and Zhejiang Mobile at May 31, 1997, the effective date of the Restructuring, adjusted for additional earnings to September 26, 1997, the completion date of the Restructuring, of RMB1,132, which is reflected as capital reserve.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

Equity offering

Subsequent to the Restructuring, in October 1997, the Company completed an initial public offering (the “Offering”) of an aggregate of 2,770,788,000 ordinary shares. Net proceeds to the Company for the Offering, after deduction of offering expenses, were approximately RMB33,570.

Acquisition of Jiangsu Mobile Communication Company Limited (“Jiangsu Mobile”)

Pursuant to the ordinary resolution passed by the Company’s shareholders on June 3, 1998, the Company acquired the entire issued share capital of China Telecom Jiangsu Mobile (BVI) Limited (“Jiangsu Mobile BVI”) from CMHK (BVI) by a total cash consideration of HK$22,475 (RMB equivalent 24,120) (hereinafter referred to as the “First Acquisition”).

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

Goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile (RMB15,569 (restated)), being the excess of the cost of investments (RMB24,120) over the fair value of the Group’s share of the separable net assets acquired (RMB8,551 (restated)), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net asset value of Jiangsu Mobile at December 31, 1997 (RMB8,065 (restated)), adjusted for additional earnings to June 3, 1998, the completion date of the First Acquisition, of RMB489.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

Acquisition of Fujian Mobile Communication Company Limited (“Fujian Mobile”), Henan Mobile Communication Company Limited (“Henan Mobile”) and Hainan Mobile Communication Company Limited (“Hainan Mobile”)

Pursuant to an ordinary resolution passed by the Company’s shareholders on November 11, 1999, the Company acquired the entire issued share capital of Fujian Mobile (BVI) Limited (“Fujian Mobile BVI”), Henan Mobile (BVI) Limited (“Henan Mobile BVI”) and Hainan Mobile (BVI) Limited (“Hainan Mobile BVI”) from CMHK (BVI) for a total consideration of HK$49,715 (RMB equivalent 52,953) (hereinafter referred to as the “Second Acquisition”). The consideration was satisfied by cash of HK$19,031 (RMB equivalent 20,268) and an allotment of 1,273,195,021 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$30,684 (RMB equivalent 32,685). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile, Henan Mobile and Hainan Mobile, respectively.

In connection with the Second Acquisition, the fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile were revalued as of June 30, 1999, by a firm of independent valuers and approved by the Ministry of Finance. The value of fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB10,684.

Goodwill arising on the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile (RMB42,340 (restated)), being the excess of the cost of investments (RMB52,953) over the fair value of the Group’s share of the separable net assets acquired (RMB10,613 (restated)), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Fujian Mobile, Henan Mobile and Hainan Mobile at June 30, 1999 (RMB9,624 (restated)), adjusted for additional earnings to November 11, 1999, the completion date of the Second Acquisition, of RMB989.

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

Acquisition of Beijing Mobile Communication Company Limited (“Beijing Mobile”), Shanghai Mobile Communication Company Limited (“Shanghai Mobile”), Tianjin Mobile Communication Company Limited (“Tianjin Mobile”), Hebei Mobile Communication Company Limited (“Hebei Mobile”), Liaoning Mobile Communication Company Limited (“Liaoning Mobile”), Shandong Mobile Communication Company Limited (“Shandong Mobile”) and Guangxi Mobile Communication Company Limited (“Guangxi Mobile”)

Pursuant to an ordinary resolution passed by the Company’s shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the “Third Acquisition”). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

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

Goodwill arising on the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile (RMB238,891 (restated)), being the excess of the cost of investments (RMB271,485) over the fair value of the Group’s share of the separable net assets acquired (RMB32,594 (restated)), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile at June 30, 2000 (RMB29,966 (restated)), adjusted for additional earnings to November 12, 2000, the completion date of the Third Acquisition, of RMB2,628.

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

Acquisition of Anhui Mobile Communication Company Limited (“Anhui Mobile”), Jiangxi Mobile Communication Company Limited (“Jiangxi Mobile”), Chongqing Mobile Communication Company Limited (“Chongqing Mobile”), Sichuan Mobile Communication Company Limited (“Sichuan Mobile”), Hubei Mobile Communication Company Limited (“Hubei Mobile”), Hunan Mobile Communication Company Limited (“Hunan Mobile”), Shaanxi Mobile Communication Company Limited (“Shaanxi Mobile”) and Shanxi Mobile Communication Company Limited (“Shanxi Mobile”)

Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK(BVI). The acquisition was completed on July 1, 2002 for a total consideration of US$8,573 (RMB equivalent 70,959) (hereinafter referred to as the “Fourth Acquisition”). The consideration was satisfied by cash of RMB49,248 and an allotment of 827,514,446 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

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

Positive goodwill arising on the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (RMB37,159 (restated)), being the excess of the cost of investments (RMB70,959) over the fair value of the Group’s share of the separable net assets acquired (RMB33,800 (restated)), is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile at December 31, 2001 (RMB30,982 (restated)), adjusted for additional earnings to June 30, 2002, the completion date of the Fourth Acquisition, of RMB2,818.

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

Basis of preparation

The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile from their respective dates of acquisition. The consolidated statements of income for the year ended December 31, 2003 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the year ended December 31, 2003. The consolidated statements of income for the year ended December 31, 2002 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the year ended December 31, 2002 and the post-acquisition results of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the period from July 1, 2002 to December 31, 2002. The consolidated statements of income for the year ended December 31, 2001 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile for the year ended December 31, 2001.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set forth in Note 33.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2003 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.2767 quoted by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or any other certain date.

2	Principal accounting policies

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (see Note 30 for details of the Company’s principal subsidiaries). The results of subsidiary companies are included in the consolidated statements of income, and the share attributable to minority interest is deducted from or added to the consolidated income after taxation. All significant inter-company balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(c)	Associates

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group’s share of the results of its associates is included in the consolidated statements of income. Such amounts were immaterial for the years presented. In the consolidated balance sheets, interest in associates is stated at cost adjusted for post-acquisition retained result of operations, less impairment losses (see note 2(h)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognized in the consolidated statements of income as they arise.

(d)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

•	for acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognized in the consolidated statements of income (see note 2(h)); and

•	for acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less accumulated amortization and any impairment losses recognized in the consolidated statements of income (see note 2(h)).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(d)	Goodwill (Continued)

Negative goodwill arising on acquisitions of controlled subsidiaries represents the excess of the Group’s share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

•	for acquisitions before January 1, 2001, negative goodwill is credited to a capital reserve; and

•	for acquisitions on or after January 1, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the consolidated statements of income when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the consolidated statements of income over the weighted average useful life of those non-monetary assets that are depreciable/amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the consolidated statements of income.

In respect of any negative goodwill not yet recognized in the consolidated statements of income, it is shown in the consolidated balance sheets as a deduction from assets in the same balance sheet classification as positive goodwill.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(e)	Other investments in securities

The Group’s policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i)	Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the consolidated balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the consolidated statements of income, such provisions being determined for each investment individually.

(ii)	Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated statements of income as they arise.

(f)	Fixed assets and depreciation

(i)	Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 2(h)). The circumstances and basis under which the revalued amount is arrived at are set out in details in Note 13.

(ii)	The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of income in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalized as an additional cost of the fixed asset.

(iii)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(f)	Fixed assets and depreciation (Continued)

(iv)	Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8 -35 years	3%
Telecommunication transceivers, switching centers and other network equipment	7 years	3%
Office equipment, furniture and fixtures and others	4 - 18 years	3%

(g)	Leased assets

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

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets;

•	construction in progress;

•	investments in associates; and

•	positive goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated statements of income whenever the carrying amount of an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

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

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of income in the year in which the reversals are recognized.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(i)	Construction in progress

Construction in progress is stated at cost less any impairment losses (see note 2 (h)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the years of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use. No exchange differences were capitalized during 2003 and the exchange differences capitalized during 2001 and 2002 were immaterial.

(j)	Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

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

Income from assignment of rights is deferred and recognized on a straight-line basis over the relevant assignment period. Details of the assignment of rights arrangement are set forth in Note 23.

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

(n)	Interest costs

Interest costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(o)	Revenue recognition

Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

(i)	usage fees are recognized as revenue when the service is rendered;

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(o)	Revenue recognition (Continued)

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	connection fees are recognized as revenue when the activating service is rendered;

(iv)	deferred revenue from prepaid services is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers;

(v)	deferred revenue from assignment of rights to income from subscribers is recognized on a straight-line basis over the duration of the assignment period;

(vi)	interest income is recognized on a time proportion basis by reference to the principal outstanding and at the rate applicable; and

(vii)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(p)	Allowance for doubtful accounts

The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable and other receivable. The Group determines the allowance based on the length of time the receivables are past due, the current business environment and the Group’s historical experience.

(q)	Translation of foreign currencies

The functional currency and reporting currency of the Group’s operations is Renminbi. See Note 29. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the consolidated statements of income. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency, and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalized to construction in progress are immaterial for the years presented.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(r)	Income Tax

(i)	Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated statements of income except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(r)	Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(r)	Income tax (Continued)

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(s)	Provisions and contingent liabilities

(i)	Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

(ii)	Provision for customer point reward program (the “Program”)

The Group invites its subscribers to participate in a customer point reward program (the “Program”), which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Program vary depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheet based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. In the absence of historical experience, the Group recognized the maximum potential liability. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(t)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	The Company’s contributions to the Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of income as incurred.

(iii)	The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to the consolidated statements of income when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iv)	When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v)	Termination benefits are recognized when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(u)	Net profit per share

The calculation of basic net profit per share for the years ended December 31, 2001, 2002 and 2003 are based on the net profit and the weighted average number of shares in issue during the years.

The calculation of diluted net profit per share for the years ended December 31, 2001, 2002 and 2003 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted to the directors under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net profit per share.

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

All material related parties transactions have been disclosed in the relevant notes on the financial statements.

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

No analysis of the Group’s operating revenue and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the PRC and less than 10% of the Group’s operating revenue and contribution to profit from operations were derived from activities outside the Group’s cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10% of the Group’s total assets.

(y)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, the fixed assets’ depreciation and amortization periods and impairment of long-lived assets including goodwill. Actual results may differ from these estimates.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Change of accounting policy

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice No. 12 (revised) issued by the Hong Kong Society of Accountants (“HKSA”), the Group adopted a new accounting policy for deferred tax as set out in the note 2(r).

As a result of the adoption of this accounting policy, the Group’s profit for the year ended December 31, 2003 has been decreased by RMB62 (2002: RMB141) and the net assets as at December 31, 2003 have been increased by RMB1,001 (at December 31, 2002: RMB1,063).

The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information of the Group adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

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

Operating revenue primarily represents usage fees, monthly fees, connection fees and other operating revenue derived from the Group’s cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3% to 3.3% of the corresponding revenue.

Operating revenue consist of:

(i)	Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial (“DDD”) charges and International Direct Dial (“IDD”) charges receivable from subscribers for the use of the Group’s cellular telecommunication networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group’s subscribers outside the local service areas. See Note 5 (ii).

(ii)	Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group’s cellular telephone and related services.

(iii)	Connection fees which represent amounts charged to subscribers for the initial connection to the Group’s cellular telecommunications network.

(iv)	Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

5	Operating expenses

Operating expenses consist of:

(i)	Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

(ii)	Interconnection charges which represent amounts paid or payable in respect of call made between the Group’s cellular networks, the fixed line networks and other GSM network operators in the relevant provinces and other provinces in the PRC. Included in the amounts are also charges in respect of the Group’s subscribers roaming outside the service areas of the Group’s cellular networks (see Note 4 (i)).

(iii)	Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses and contributions to staff retirement scheme.

(iv)	Other operating expenses which consist of:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Selling and promotion	7,897	12,259	21,071
Maintenance	1,289	2,691	4,683
Provision for doubtful accounts	1,737	1,749	2,006
Operating lease charges	1,347	1,701	2,364
Other expenses (Note (a))	6,000	9,519	13,184

	18,270	27,919	43,308

(a)	Other expenses consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, insurance expenses, consumables and supplies, debt collection fees and other miscellaneous expenses.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

6	Other net income

Other net income primarily consists of the gross margin from sales of cellular telephone SIM cards and handsets.

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Sales of SIM cards and handsets	3,338	3,641	5,305
Cost of SIM cards and handsets	(1,744)	(1,955)	(2,841)

	1,594	1,686	2,464

7	Non-operating net (expenses) / income

Non-operating net (expenses) / income consist of:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Exchange (loss) / gain	(39)	47	(38)
Loss on sale of fixed assets	(275)	—	—
Penalty income on overdue accounts	165	192	193
Others	143	332	279

Total non-operating net (expenses) / income	(6)	571	434

In 2002, there is RMB255 included in others being gain recognized on deemed disposal of shareholding in Aspire Holdings Limited, a non-wholly owned subsidiary of the Company. The Company has no intention to re-acquire the shares of this subsidiary. The loss on sale of fixed assets of RMB795 in 2003 and RMB205 in 2002 was included in other operating expenses – other expenses.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

8	Income tax

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended December 31, 2001, 2002 and 2003.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

Income tax in the consolidated statements of income represents:

	Year ended December 31,
	2001	2002	2003
	RMB restated	RMB restated	RMB
Provision for PRC enterprise income tax on the estimated taxable profits for the year	12,153	17,724	16,020
Over-provision in respect of PRC enterprise income tax for prior year	(20)	(14)	(375)

	12,133	17,710	15,645
Origination and reversal of temporary differences (Note 17)	1,630	(1,335)	1,767

	13,763	16,375	17,412

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

8	Income tax (Continued)

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2001	2002	2003
	RMB restated	RMB restated	RMB
Expected PRC taxation at statutory tax rates	13,767	16,163	17,477
Non-taxable items
- Interest income	(32)	(25)	(12)
Non-deductible expenses	142	851	1,059
Rate differential on PRC operations	(558)	(859)	(1,286)
Rate differential on Hong Kong operations	165	229	277
Reversal of deferred taxation due to change of tax rate	29	(97)	17
Tax losses not recognized for deferred tax	203	242	324
Over-provision for prior year	(20)	(14)	(375)
Others	67	(115)	(69)

Income tax	13,763	16,375	17,412

9	Dividends

(a)	Dividends attributable to the year:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Interim dividend declared and paid of HK$0.16 (equivalent to approximately RMB0.17) (2001 and 2002: Nil) per share	—	—	3,339

Final dividend proposed after the balance sheet date of HK$0.20 (equivalent to approximately RMB0.21) (2001: Nil; 2002: HK$0.32 (equivalent to approximately RMB0.34)) per share	—	6,678	4,178

	—	6,678	7,517

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

9	Dividends (continued)

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2001	2002	2003
	RMB	RMB	RMB
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.32 (equivalent to approximately RMB0.34) (2001 and 2002:Nil) per share	—	—	6,679

10	Accounts receivable

	December 31,
	2002	2003
	RMB	RMB
Accounts receivable	10,367	10,534
Less: Allowance for doubtful accounts	(4,301)	(4,418)

	6,066	6,116

The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

	December 31,
	2002	2003
	RMB	RMB
Within 30 days	5,150	5,121
31-60 days	580	545
61-90 days	336	450

	6,066	6,116

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

10	Accounts receivable (Continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2001	4,060
Provision for the year	1,737
Written-off	(1,824)

At December 31, 2001	3,973

Acquired on acquisition of subsidiaries	992
Provision for the year	1,601
Written-off	(2,265)

At December 31, 2002	4,301

Provision for the year	1,918
Written-off	(1,801)

At December 31, 2003	4,418

11	Other receivables

	December 31,
	2002	2003
	RMB	RMB
Other receivables	1,590	1,900
Less: Allowance for doubtful accounts	(125)	(113)

	1,465	1,787

Included in other receivables as at December 31, 2002 and 2003 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation (“China Telecom”) and its subsidiaries (collectively the “China Telecom Group”) and China Network Communications Group Corporation (“China Netcom”) and its subsidiaries (collectively the “China Netcom Group”), amounting to RMB227 and RMB53, representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

11	Other receivables (continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2001	—
Provision for the year	—
Written-off	—

At December 31, 2001	—

Provision for the year	148
Written-off	(23)

At December 31, 2002	125

Provision for the year	88
Written-off	(100)

At December 31, 2003	113

12	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

At December 31, 2002 and 2003, amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries as described in note 26(b), which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (for the years ended December 31, 2002 and 2003: 3.801% per annum) and is not expected to be settled within one year. The balance is due on July 1, 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

12	Amounts due from/to ultimate holding company and amount due to immediate holding company (continued)

The movements of amount due to immediate holding company included in non-current liabilities are as follows:

	December 31,
	2002	2003
	RMB	RMB
Balance at beginning of the year	—	15,176
Addition during the year	23,176	—
Less: Repayments during the year	(8,000)	(5,200)

Balance at 31 December	15,176	9,976

The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

13	Fixed assets

	December 31,
	2002	2003
	RMB	RMB
Land use rights and buildings	19,182	24,957
Telecommunications transceivers, switching centers and other network equipment	202,537	233,026
Office equipment, furniture and fixtures and others	9,600	11,600

	231,319	269,583
Less: accumulated depreciation	(65,910)	(97,979)

	165,409	171,604

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

13	Fixed assets (continued)

All of the Group’s buildings are located outside Hong Kong.

The carrying value of fixed assets of the Group includes an amount of RMB111 in respect of assets held under capital lease as at December 31, 2002. None of the leases include contingent rentals.

In connection with the Restructuring, pursuant to an approval document dated September 5, 1997 issued by China State-owned Assets Administration Bureau, the fixed assets of Guangdong Mobile and Zhejiang Mobile as of May 31, 1997 were valued by Zhongqihua Assets Appraisal Company (“ZAAC”), a firm of independent valuers registered in the PRC, on a replacement cost basis. The value of fixed assets of Guangdong Mobile and Zhejiang Mobile has been determined at RMB15,630 reflecting a surplus on revaluation of approximately RMB3,529.

In connection with the acquisition of Jiangsu Mobile, and pursuant to an approval document dated April 7, 1998 issued by China State-owned Assets Administration Bureau, the fixed assets of Jiangsu Mobile as of December 31, 1997 were valued by ZAAC on a replacement cost basis. The value of fixed assets of Jiangsu Mobile has been determined at RMB7,879 reflecting a surplus on revaluation of approximately RMB2,443.

In connection with the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, and pursuant to an approval document dated September 27, 1999 issued by the Ministry of Finance, the fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile as of June 30, 1999 were valued by China International Engineering Consulting Corporation (“CIECC”) on a replacement cost basis. The aggregate value of fixed assets of Fujian Mobile, Henan Mobile and Hainan Mobile has been determined at RMB10,684 reflecting a surplus on revaluation of approximately RMB391.

In connection with the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile and pursuant to an approval document dated August 28, 2000 issued by the Ministry of Finance, the fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile as of June 30, 2000 were valued by China Assets Appraisal Corporation Ltd. (“CAAC”) on a replacement cost basis. The aggregate value of fixed assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile has been determined at RMB37,252 reflecting a surplus on revaluation of approximately RMB4,823.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

13	Fixed assets (Continued)

In connection with the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, and pursuant to an approval document dated May 15, 2002 issued by the Ministry of Finance, the fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile as of December 31, 2001 were valued by China Enterprise Appraisals (“CEA”) on a replacement cost basis. The aggregate value of fixed assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile has been determined at RMB39,499 reflecting a net deficit on revaluation of approximately RMB833.

The Group’s land and buildings in Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, and Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000 and December 31, 2001 respectively. The values of such reports have been determined at approximately the same amounts as the ZAAC, CIECC, CAAC and CEA reports.

Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its fixed assets on a regular basis.

The effect of the above five revaluations is to increase annual depreciation charges by approximately RMB501 (2002: approximately RMB646).

The historical cost net book value of the fixed assets of these subsidiaries in the Group’s financial statements as of the respective revaluation dates and the revalued basis of these fixed assets are as follows:

	Net Book Value	Revalued Amount
	RMB	RMB
Land use rights and buildings	5,574	8,087
Telecommunications transceivers, switching centers and other network equipment	92,176	100,090
Office equipment, furniture and fixtures and others	2,841	2,767

	100,591	110,944

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Goodwill

	Goodwill	Positive goodwill carried in reserves
	RMB	RMB
Cost:
Balance at beginning of year	37,458	297,605
Prior year adjustments in respect of deferred taxation	(299)	(805)

Balance at beginning of year (restated) and end of year	37,159	296,800

Accumulated amortization:
Balance at beginning of year	936	—
Amortization for the year	1,850	—

Balance at end of year	2,786	—

Carrying amount:

At December 31, 2003	34,373	296,800

At December 31, 2002 (restated)	36,223	296,800

15	Interest in associates

	December 31,
	2002	2003
	RMB	RMB
Unlisted shares, at cost	37	37

Capital contributions, at cost	9	9

	46	46
Less: Provision for impairment	(30)	(30)

	16	16

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

15	Interest in associates (Continued)

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by the subsidiary	Principal Activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunication services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunication services
Fujian Nokia Mobile Communication Technology Company Limited	PRC	50%	Network planning and optimizing construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

16	Investment securities

	December 31,
	2002	2003
	RMB	RMB
Unlisted equity securities in the PRC, at cost	77	77

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax

(a)	The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2002

	At 1 January 2002	Additions on acquisition of subsidiaries	Credited/ (charged) to consolidated statements of income	At 31 December 2002
	RMB	RMB	RMB	RMB
Deferred tax assets arising from:
Provision for obsolete inventories	4	8	4	16
Write-down and write-off of fixed assets relating to network equipment	171	—	29	200
Amortization of deferred revenue	140	—	14	154
Income recognition on prepaid service fee	1,161	624	1,474	3,259

As previously reported	1,476	632	1,521	3,629

Provision for doubtful accounts - prior year adjustments	1,204	299	(141)	1,362

As restated	2,680	931	1,380	4,991

Deferred tax liabilities arising from:
Capitalized interest	—	(13)	(45)	(58)

Total	2,680	918	1,335	4,933

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2003

	At 1 January 2003	Additions on acquisition of subsidiaries	Credited/ (charged) to consolidated statements of income	At 31 December 2003
	RMB	RMB	RMB	RMB
Deferred tax assets arising from:
Provision for obsolete inventories	16	—	7	23
Write-down and write-off of fixed assets relating to network equipment	200	—	825	1,025
Amortization of deferred revenue	154	—	(85)	69
Income recognition on prepaid service fee	3,259	—	(2,780)	479
Provision for certain operating expenses	—	—	367	367
Provision for doubtful accounts	—	—	(62)	(62)

As previously reported	3,629	—	(1,728)	1,901

Provision for doubtful accounts - prior year adjustments	1,362	—	—	1,362

As restated	4,991	—	(1,728)	3,263

Deferred tax liabilities arising from:

Capitalized interest	(58)	—	(39)	(97)

Total	4,933	—	(1,767)	3,166

	December 31,
	2002 restated	2003
	RMB	RMB
Net deferred tax assets recognized in the balance sheet	4,991	3,263
Net deferred tax liabilities recognized in the balance sheet	(58)	(97)

	4,933	3,166

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax (Continued)

(b)	Deferred tax of the Group not provided for:

As described in Note 13, in connection with the Restructuring and the subsequent acquisitions, the fixed assets of Guangdong Mobile and Zhejiang Mobile and the acquired subsidiaries were revalued on different basis dates. Such revalued amounts would serve as the tax base for these assets for future years. As a result, the timing differences that gave rise to the potential net deferred tax liabilities of these subsidiaries relating to the revaluation of fixed assets of totaling RMB5,341 were eliminated.

Additionally, the tax losses carried forward relating to Liaoning Mobile and Guangxi Mobile, and Chongqing and Sichuan Mobile of RMB72 and RMB378 were eliminated as of June 30, 2000 and December 31, 2001 respectively.

18	Deferred expenses

	Year ended December 31,
	2002	2003
	RMB	RMB
Balance at beginning of year	180	190
Additions during the year	53	—
Less: Amortization for the year	(43)	(47)

Balance at the end of year	190	143

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

19	Accounts payable

Included in accounts payable as at December 31, 2002 and 2003 are amounts due to the China Telecom Group and China Netcom Group amounting to RMB2,119 and RMB1,796 respectively, representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable as at December 31 is analyzed as follows:

	December 31,
	2002	2003
	RMB	RMB
Amounts payables in the next:
1 month or on demand	10,904	14,066
2-3 months	2,160	3,348
4-6 months	2,599	2,198
7-9 months	1,594	1,966
10-12 months	1,994	3,647

	19,251	25,225

20	Bank loans and other interest-bearing borrowings

		December 31,
		2002			2003
	Note	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
		RMB	RMB	RMB	RMB	RMB	RMB
Bank loans	(a)	6,243	2,613	8,856	1,853	672	2,525
Other loans	(a)	1,889	10,063	11,952	6,253	—	6,253
Fixed rate notes	(b)	—	4,961	4,961	4,984	—	4,984
Convertible notes	(c)	—	5,711	5,711	—	5,735	5,735
Bonds	(d)	—	13,000	13,000	—	13,000	13,000

		8,132	36,348	44,480	13,090	19,407	32,497

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest-bearing borrowings (Continued)

All of the above bank and other loans are unsecured.

At December 31, 2003, other loans include designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB6,170 (At December 31, 2002: RMB11,680), which bear interest rates at 3.57% per annum (2002: 3.45% to 3.57% per annum) with maturities in 2004 (2002: 2003 to 2004).

The Group’s borrowings under short-term bank and other loans are used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates ranging from 3.45% to 7.5% per annum at December 31, 2002 and from 4.78 % to 5.34% per annum at December 31, 2003. The Group’s weighted average interest rate on short-term loans was 4.48% per annum and 4.82% per annum at December 31, 2002 and 2003, respectively. Included in short-term bank and other loans as of December 31, 2002, there was RMB2,500 syndicated loan. Pursuant to the syndicate loan agreement, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile (the “six subsidiaries”) have provided joint and several guarantees in respect of this loan. Under these guarantees, the six subsidiaries will not be permitted to incur other indebtedness or contingent liability without prior written consent of the relevant lenders if the aggregate outstanding amount of their indebtedness and contingent liabilities exceeds 120% of their collective owners’ equity. For the year ended December 31, 2002, the six subsidiaries had complied with their debt covenants. The syndicated loan was fully repaid in 2003.

(a)	Long-term bank and other loans

		December 31,
	Interest rate and final maturity	2002	2003
		RMB	RMB
Renminbi denominated bank loans:

For construction of telecommunications network	Floating interest rates ranging from 5.02% to 5.49% per annum as of December 31, 2003 with maturities 2004 to 2005 (i)	2,899	1,096

	Fixed interest rates ranging from 5.43% to 5.49% per annum as of December 31, 2003 with maturities in 2004	785	255

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest – bearing borrowings (Continued)

(a)	Long-term bank and other loans (Continued)

		December 31,
	Interest rate and final maturity	2002	2003
		RMB	RMB
Renminbi denominated bank loans:

For working capital	Floating interest rate ranging from 4.94% to 5.49% per annum as of December 31, 2003 with maturities through 2005	2,950	400

Renminbi denominated other loans:

For construction of telecommunications network	Floating interest rate at 3.57% per annum as of December 31, 2002 with maturities in 2004	9,980	—

For working capital	Floating interest rate at 3.57% per annum as of December 21, 2003 with maturities in 2004	—	5,024

	Fixed interest rate at 3.57% per annum as of December 31, 2003 with maturities in 2004	—	1,146

US dollar denominated bank loans:

For construction of telecommunications network	Floating interest rate at 3.68% per annum as of December 31, 2002 with maturities in 2003	69	—

	Fixed interest rate ranging from 5.25% to 5.75% per annum as of December 31, 2003 with maturities through 2005	188	126

US dollar denominated other loans:

For construction of telecommunications network	Fixed interest rate at 7.5% per annum as of December 31, 2003 with maturities through 2004	248	81

Total long-term loans		17,119	8,128
Less: current portion		(4,443)	(7,456)

		12,676	672

(i)	At December 31, 2003, bank loans amounting to RMB750 was guaranteed by Hebei Provincial Telecommunications Company (“PTC”).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest – bearing borrowings (Continued)

(a)	Long-term bank and other loans (Continued)

The aggregate maturities of long-term bank and other loans subsequent to December 31, 2003 are as follows:

RMB
2004	7,456
2005	672

8,128

Interest expense, net of the amounts capitalized, is as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Interest incurred	1,068	1,213	1,211
Interest element of capital lease	129	47	—
Interest capitalized	(88)	(181)	(152)

	1,109	1,079	1,059
Interest expenses of fixed rate notes	394	394	394
Interest expenses of convertible notes	129	128	129
Interest expenses of bonds	108	251	517

Interest expense	1,740	1,852	2,099

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest – bearing borrowings (Continued)

(b)	Fixed rate notes

On November 2, 1999, the Company issued unsecured fixed rate notes (the “FRN”) with a principal amount of US$600 at an issue price equal to 99.724% of the principal amount of the FRN, due on November 2, 2004. The FRN bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000. In accordance with the covenants of the FRN, there is a limitation on the Group’s pledges, sale and leaseback transactions and the ability of the Company’s subsidiaries to incur debt. So long as any notes remain outstanding, whereas no additional debt is allowed to incur by any subsidiaries if the aggregate debt of the subsidiaries exceeds 120% of the consolidated adjusted earnings before interest, tax, depreciation, amortization and write-down and write-off of fixed assets (“adjusted EBITDA”) for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants.

(c)	Convertible notes

(i)	On November 3, 2000, the Company issued convertible notes (the “CN”) in an aggregate principal amount of US$690 at an issue price equal to 100% of the principal amount of the CN. The CN bear interest at the rate of 2.25% per annum, payable semi-annually on May 3 and November 3 of each year commencing May 3, 2001. Unless previously redeemed, converted or purchased and cancelled, the CN will be redeemed at 100% of the principal amount, plus any accrued and unpaid interest on November 3, 2005. The CN are unsecured, senior and unsubordinated obligations of the Company.

(ii)	The CN are convertible at any time on or after December 3, 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of November 3, 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

(iii)	During the year, no CN were converted into ordinary shares of the Company.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest – bearing borrowings (Continued)

(c)	Convertible notes (Continued)

(iv)	In accordance with the covenants given by the Company given to the note holders, there is a limitation on the Group’s pledges, sale and leaseback transactions and the ability of the Company’s subsidiaries to incur debt. So long as any notes remain outstanding, whereas no additional debt is allowed to incur by any subsidiaries if the aggregate debt of the subsidiaries exceeds 120% of the consolidated adjusted EBITDA for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants.

(d)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

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

(ii)	On October 28, 2002, Guangdong Mobile issued five-year guaranteed bonds (the “Five-year Bonds”) and fifteen-year guaranteed bonds (the “Fifteen-year Bonds”), with a principal amount of RMB3,000 and RMB5,000 respectively, at an issue price equal to the face value of the bonds.

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5% per annum and 4.5% per annum respectively and payable annually. They are redeemable at 100% of the principal amount and will mature on October 28, 2007 and October 28, 2017 and the interest will be accrued up to October 27, 2007 and October 27, 2017 respectively.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. The maximum exposure of the Guarantee is the face value of the bonds which have been reflected as liabilities in the consolidated balance sheet as at December 31, 2003.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

21	Obligations under capital lease

(i)	Hainan Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in Renminbi and the lease term is expired in 2003. The legal title of the equipment will be transferred to Hainan Mobile when all outstanding lease payments are paid.

(ii)	The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2003:

RMB
2004	71

Total minimum lease payments	71
Less: Amount representing interest	(3)

Present value of net minimum lease payments	68
Less: Obligations under capital lease - current portion	(68)

—

22	Accrued expenses and other payables

	December 31,
	2002	2003
	RMB	RMB
Other payables	5,355	5,376
Receipts in advance	8,066	13,393
Accrued salaries, wages and benefits	2,026	1,435
Accrued expenses	1,013	2,113

	16,460	22,317

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Deferred revenue

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

	December 31,
	2002	2003
	RMB	RMB
Balance at beginning of year	4,237	7,629
Additions on acquisition of subsidiaries	1,022	—
Additions during the year	35,907	54,032
Recognized in the consolidated statements of income	(33,537)	(51,497)

Balance at end of year	7,629	10,164

Less: Current portion	(6,760)	(9,476)

Non-current portion	869	688

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

24	Commitments and contingencies

(a)	Operating leases

Future minimum lease payments as of December 31, 2003 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

RMB
2004	5,038
2005	2,440
2006	1,419
2007	1,124
2008	808
Thereafter	1,744

12,573

(b)	Capital commitments

As of December 31, 2003, the Group had capital commitments as follows:

RMB
Authorized and contracted for	7,533
Authorized but not contracted for	31,637

39,170

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

25	Employee and retirement benefits

(a)	As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans.

Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB287, RMB451 and RMB546, respectively, for three years ended December 31, 2001, 2002 and 2003, respectively.

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$0.02. Contributions to the scheme vest immediately.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions

(a)	Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has significant transactions with China Mobile (the Company’s ultimate holding company) and its subsidiaries, other than the Group, (the “China Mobile Group”).

The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for years ended December 31, 2001, 2002 and 2003.

			Year ended December 31,
	Note		2001	2002	2003
			RMB	RMB	RMB
Interconnection revenue	(i	)	1,793	2,329	1,771
Interconnection charges	(ii	)	1,772	2,290	1,750
Leased line charges	(iii	)	278	484	515
Roaming revenue	(iv	)	4,688	5,838	4,239
Roaming expenses	(v	)	4,559	6,043	4,540
Spectrum fees	(vi	)	18	224	508
Operating lease charges	(vii	)	138	189	264
Roaming billing processing fees	(viii	)	201	225	194
Equipment maintenance service fees	(ix	)	46	54	57
Construction and related service fees	(x	)	161	223	313
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(xi	)	55	87	84
Prepaid card sales commission income	(xii	)	241	197	281
Prepaid card sales commission expenses	(xii	)	315	195	283
Technology platform development and maintenance service income	(xiii	)	—	39	22
Telecommunications lines maintenance service fees	(xiv	)	—	22	44
Interest paid / payable	(xv	)	—	645	906

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes:

(i)	Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group’s subscribers.

(ii)	Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group’s subscribers roaming outside their registered provinces.

(iii)	Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group’s mobile switching centers together and with other mobile switching centers of the China Mobile Group.

(iv)	A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v)	A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which are to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi)	Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.

(vii)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes: (Continued)

(viii)	Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company’s subsidiaries.

(ix)	Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company’s subsidiaries.

(x)	Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company’s subsidiaries.

(xi)	This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(xii)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xiii)	Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service center platform.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes: (Continued)

(xiv)	Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xv)	Interest paid/payable represents the interest paid or payable to China Mobile and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

(b)	Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$8,573 (RMB equivalent 70,959). The consideration was satisfied by a cash payment of RMB49,248 and allotment of shares to CMHK (BVI) amounted to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity

Share capital

	Number of ordinary shares	Nominal amount of each ordinary share		Amount
				HK$
Authorized:
Balance at December 31, 2002 and 2003	30,000,000,000	HK$	0.10	3,000

Issued and fully paid:
Balance at January 1, 2002	18,605,405,241	HK$	0.10	1,861
Issue of new shares	236,634,212	HK$	0.10	24
Issue of consideration shares for acquisition of subsidiaries	827,514,446	HK$	0.10	82
Shares issued under share option scheme	2,100,000	HK$	0.10	—

Balance at December 31, 2002	19,671,653,899			1,967

		RMB	equivalent	2,099

Balance at January 1, 2003 and December 31, 2003	19,671,653,899	HK$	0.10	1,967

		RMB	equivalent	2,099

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

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

Pursuant to ordinary resolutions passed at directors’ meetings held on November 1, 1999 and November 3, 1999 respectively, the Company issued 560,700,000 and 84,104,000 ordinary shares of HK$0.10 each to professional and institutional investors, at a consideration of HK$24.10 per share, for financing the acquisition of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI.

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on November 11, 1999, 1,273,195,021 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI), at a consideration of HK$24.10 per share as part of the consideration for the acquisition of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

Share capital (Continued)

Pursuant to resolutions passed at directors’ meetings held on November 2, 2000 and November 8, 2000 respectively, the Company issued 1,068,396,405 and 47,247,440 ordinary shares of HK$0.10 each to professional and institutional investors, at a consideration of HK$48 per share, for financing the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

Pursuant to ordinary resolutions passed at an extraordinary general meeting held on November 10, 2000, the Company’s authorized share capital was increased to HK$3,000,000,000 by the creation of an additional 14,000,000,000 ordinary shares of HK$0.10 each, ranking pari passu with the existing shares of the Company, and 3,779,407,375 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI), at a consideration of HK$48 per share as part of the consideration for the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI.

Pursuant to a resolution passed at a directors’ meeting held on May 16, 2002, the Company issued 236,634,212 ordinary shares of HK$0.10 each to Vodafone Holdings (Jersey) Limited, at a consideration of HK$24.7217 per share, for financing the acquisition of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

Reserves

Capital reserve

As mentioned in Note 1, this amount represents the total of the following:

•	the additional earnings of Guangdong Mobile and Zhejiang Mobile from June 1, 1997 to September 26, 1997, the completion date of the Restructuring (RMB1,132);

•	goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile on June 3, 1998 (RMB15,569 (restated)), which has been eliminated against capital reserve immediately upon acquisition;

•	goodwill arising on the acquisition of Fujian Mobile BVI, Henan Mobile BVI, Hainan Mobile BVI, Fujian Mobile, Henan Mobile and Hainan Mobile on November 11, 1999 (RMB42,340 (restated)), which has been eliminated against capital reserve immediately upon acquisition; and

•	goodwill arising on the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI, Guangxi Mobile BVI, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 12, 2000 (RMB238,891 (restated)), which has been eliminated against capital reserve immediately upon acquisition.

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

Reserves (Continued)

PRC statutory reserves (Continued)

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

At December 31, 2000, Shanghai Mobile has not yet registered as a wholly-foreign owned enterprise. As a result, appropriations were made by Shanghai Mobile, according to its Articles of Association to the statutory surplus reserve and the statutory public welfare fund both at 10% of its profit after taxation determined under PRC GAAP during the year ended December 31, 2000.

Statutory surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilized on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

Reserves (Continued)

PRC statutory reserves (Continued)

At December 31, 2002 and 2003, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB9,577 and RMB 13,562, RMB14,905 and RMB18,890, RMB99 and RMB100 and RMB133 and RMB134, respectively.

Distributable reserves

At December 31, 2002 and 2003, the amount of distributable reserves of the Company amounted to RMB23,430 and RMB38,926.

28	Equity compensation benefits

Pursuant to a resolution passed at an annual general meeting held on June 24, 2002, the share option scheme established on October 8, 1997 (the “Old Scheme”) was terminated and the current share option scheme (the “Current Scheme”) was adopted.

Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10% limit. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Equity compensation benefits (Continued)

For options granted before September 1, 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i)	the nominal value of a share; and

(ii)	80% of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the “SEHK”) on the five trading days immediately preceding the date on which the option was granted.

With effect from September 1, 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of a share;

(ii)	the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii)	the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

During the year ended December 31, 2003, no options were granted under the Current Scheme.

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Equity compensation benefits (Continued)

During the year ended December 31, 2002, share options involving a total number of 150,476,500 ordinary shares were granted under the Current Scheme to certain directors and employees of the Company and no options were granted under the Old Scheme.

During the year ended December 31, 2002, options were exercised to subscribe for 2,100,000 ordinary shares of HK$0.10 each at a total consideration of HK$23.3 (RMB equivalent 24.7).

During the year ended December 31, 2003, no options were exercised.

At December 31, 2002 and 2003, the outstanding options were as follows:

Date of options granted	Normal period during which options exercisable	Price per share to be paid on exercise of options		Number of shares involved in the options outstanding at the year end
At December 31, 2003

November 26, 1999	November 26, 1999 to October 7, 2007	HK$	33.91	3,500,000

November 26, 1999	November 26, 2002 to October 7, 2007	HK$	33.91	3,500,000

April 25, 2000	April 25, 2002 to October 7, 2007	HK$	45.04	14,686,000

April 25, 2000	April 25, 2005 to October 7, 2007	HK$	45.04	14,686,000

June 22, 2001	June 22, 2003 to October 7, 2007	HK$	32.10	37,052,250

June 22, 2001	June 22, 2006 to October 7, 2007	HK$	32.10	37,052,250

July 3, 2002	July 3, 2004 to July 2, 2012	HK$	22.85	74,243,750

July 3, 2002	July 3, 2007 to July 2, 2012	HK$	22.85	74,243,750

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Equity compensation benefits (Continued)

Date of options granted	Normal period during which options exercisable	Price per share to be paid on exercise of options		Number of shares involved in the options outstanding at the year end
At December 31, 2002

November 26, 1999	November 26, 1999 to October 7, 2007	H	K$ 33.91	3,500,000

November 26, 1999	November 26, 2002 to October 7, 2007	H	K$ 33.91	3,500,000

April 25, 2000	April 25, 2002 to October 7, 2007	H	K$ 45.04	15,161,000

April 25, 2000	April 25, 2005 to October 7, 2007	H	K$ 45.04	15,161,000

June 22, 2001	June 22, 2003 to October 7, 2007	H	K$ 32.10	37,719,750

June 22, 2001	June 22, 2006 to October 7, 2007	H	K$ 32.10	37,719,750

July 3, 2002	July 3, 2004 to July 2, 2012	H	K$ 22.85	75,104,500

July 3, 2002	July 3, 2007 to July 2, 2012	H	K$ 22.85	75,104,500

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Foreign currency exchange

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center.

Currently the Company’s subsidiaries established in the PRC are able to purchase foreign exchange for settlement of “current account transactions” (as defined in the applicable regulations), including payment of dividends without the approval of the State Administration of Foreign Exchange (“SAFE”). However, there can be no assurance that the current authorization for foreign investment enterprises to retain their foreign exchange to satisfy foreign exchange liabilities or to pay dividends in the future will not be limited or eliminated or that the subsidiaries of the Company will be able to obtain sufficient foreign exchange to pay dividends or satisfy their foreign exchange requirements. Foreign exchange transactions under the capital account continue to be subject to limitations and require approvals of the SAFE, which could affect the ability of the Company’s subsidiaries established in the PRC to obtain foreign exchange through debt or equity financing, including by means of loans or capital contribution from the Company.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries

Details of the Company’s principal subsidiaries are as follows:

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Guangdong Mobile	PRC September 28, 1988	-	RMB 5,595	100%	Cellular telephone operator

Zhejiang Mobile	PRC February 2, 1996	-	RMB 2,118	100%	Cellular telephone operator

Jiangsu Mobile BVI	BVI March 6, 1998	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangsu Mobile	PRC December 10, 1992	-	RMB 2,800	100%	Cellular telephone operator

Fujian Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Fujian Mobile	PRC September 7, 1999	-	RMB 5,247	100%	Cellular telephone operator

Henan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Henan Mobile	PRC August 6, 1999	-	RMB 4,368	100%	Cellular telephone operator

Hainan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hainan Mobile	PRC August 19, 1999	-	RMB 643	100%	Cellular telephone operator

Beijing Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Beijing Mobile	PRC July 26, 2000	-	RMB6,125	100%	Cellular telephone operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Shanghai Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanghai Mobile	PRC August 4, 2000	-	RMB6,039	100%	Cellular telephone operator

Tianjin Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Tianjin Mobile	PRC July 24, 2000	-	RMB2,151	100%	Cellular telephone operator

Hebei Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hebei Mobile	PRC July 31, 2000	-	RMB4,315	100%	Cellular telephone operator

Liaoning Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Liaoning Mobile	PRC August 7, 2000	-	RMB5,140	100%	Cellular telephone operator

Shandong Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shandong Mobile	PRC August 7, 2000	-	RMB6,342	100%	Cellular telephone operator

Guangxi Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Guangxi Mobile	PRC August 3, 2000	-	RMB2,341	100%	Cellular telephone operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Anhui Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Anhui Mobile	PRC January 29, 2002	-	RMB4,099	100%	Cellular telephone operator

Jiangxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangxi Mobile	PRC January 18, 2002	-	RMB2,933	100%	Cellular telephone operator

Chongqing Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Chongqing Mobile	PRC January 28, 2002	-	RMB3,030	100%	Cellular telephone operator

Sichuan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Sichuan Mobile	PRC February 4, 2002	-	RMB7,484	100%	Cellular telephone operator

Hubei Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hubei Mobile	PRC February 1, 2002	-	RMB3,961	100%	Cellular telephone operator

Hunan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Hunan Mobile	PRC February 6, 2002	-	RMB4,016	100%	Cellular telephone operator

Shaanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shaanxi Mobile	PRC February 3, 2002	-	RMB3,171	100%	Cellular telephone operator

Shanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanxi Mobile	PRC February 4, 2002	-	RMB2,773	100%	Cellular telephone operator

China Mobile Holding Company Limited (Formerly known as China Mobile (Shenzhen) Limited)	PRC June 9, 2000	-	US$30	100%	Investment holding company

China Mobile (Shenzhen) Limited	PRC March 20, 2003	-	US$8	100%	Provision of roaming clearance service

Aspire Holdings Limited	Cayman Islands June 5, 2000	1,500,000,000 shares at HK$0.1	HK$94	66.41%	Investment holding company

Aspire (BVI) Limited	BVI June 7, 2000	50,000 shares at US$1	US$0.001	66.41%	Investment holding company

Aspire Technologies (Shenzhen) Limited	PRC December 1, 2000	US$10	US$10	66.41%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited	PRC August 1, 2001	US$5	US$4	66.41%	Provision of mobile data solutions, system integration and development

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Dividend declared in respect of previous financial year, approved and paid by the Company’s subsidiaries for the financial years ended December 31, 2001, 2002 and 2003 amounting to RMB4,863, RMB18,000 and RMB27,301 respectively. All dividend income from these subsidiaries was entirely eliminated in preparing the consolidated financial statements.

Prior to January 1, 2001, dividend income from subsidiaries was recognized as income in the Company’s statements of income in the period in which they related. With effect from January 1, 2001, in order to comply with Statement of Standard Accounting Practice No. 9 (revised) issued by HKSA, the Company recognizes dividend income as income in the accounting period in which the dividends are declared or proposed and approved by the shareholders of the relevant subsidiaries.

The new accounting policy has been adopted retrospectively, with the opening balance of retained earnings and the comparative information of the Company adjusted for the amounts relating to prior periods.

31	Post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 9.

32	Comparative figures

The presentation and classification of items in the consolidated balance sheet at December 31, 2002 and consolidated statements of income for the years ended December 2001 and 2002 have been changed due to the adoption of the requirements of Statement of Standard Accounting Practice No. 12 (revised) “Income Taxes”. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheet at December 31, 2002 have been restated, and deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities respectively. Income tax in the consolidated statements of income for the years ended December 31, 2001 and 2002 have also been revised.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP

The Group’s accounting policies conform with generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”).

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders’ equity in accordance with US GAAP are shown in the tables set out below:

(a)	Effect of combination of entities under common control

Under HK GAAP, the Group adopted the purchase accounting method to account for the purchase of subsidiaries from the holding company. Under the purchase accounting method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before January 1, 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group’s share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after January 1, 2001, goodwill arising on the acquisition is amortized to the consolidated statements of income on a straight-line basis over 20 years.

As a result of the Group and the acquired subsidiaries being under common control prior to the acquisition, such acquisitions under US GAAP are considered “combinations of entities under common control”. Under US GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as distribution to owner in the year of acquisition. Goodwill arising on consolidation and the amortization of goodwill which are recognized under HK GAAP has been reversed for US GAAP purposes.

(b)	Capitalization of interest

Under HK GAAP, interest costs are only capitalized to the extent that funds are borrowed and used for the purpose of obtaining qualifying asset which necessarily takes a substantial period of time to get ready for its intended use.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(b)	Capitalization of interest (Continued)

Under US GAAP, interest costs capitalized are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity’s financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalized are based on the weighted average interest rate applicable to other borrowings of the entity.

(c)	Revaluation and impairment of fixed assets

For certain periods prior to May 31, 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders’ equity.

Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, except the Fourth Acquisition.

In connection with the Fourth Acquisition, the fixed assets of the subsidiaries acquired were revalued at December 31, 2001. Such revaluation resulted in an increase directly to those shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, and a charge to income statement with respect to the decrease in carrying amount of certain fixed assets below their historical cost bases.

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

Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income statement under HK GAAP as a result of the revaluation of fixed assets are reversed for US GAAP purposes. Additionally, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the net revaluation reserve is created under US GAAP with a corresponding increase in shareholders’ equity.

Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Any subsequent increase in the recoverable amount written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist under HK GAAP is reversed for US GAAP purposes. For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP.

The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation which are recognized under HK GAAP.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(e)	Deferred taxation

Until December 31, 2002, under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognized unless their realization is assured beyond reasonable doubt.

With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice No. 12 (revised) issued by the HKSA, the Group adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. The new accounting policy has been adopted retrospectively.

Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criteria of “more likely than not”.

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

Until June 30, 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognized as received. Under US GAAP, effective July 1, 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognized over the estimated customer usage period of approximately 48 months.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(g)	Revenue recognition (continued)

Under US GAAP, effective January 1, 2000, the Group adopted the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB101”). In December 2003, Staff Accounting Bulletin No.104, “Revenue Recognition” (“SAB 104”) updates the guidance in SAB 101 and Emerging Issues Task Force Issue 00-21 “Revenue Arrangement with Multiple Deliverable” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Under SAB 104, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, are deferred and amortized over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB 104 was not material.

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

Statement of Financial Accounting Standards (“SFAS”) No. 149

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Group currently does not have any financial instruments that are within the scope of this Statement.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(i)	Recently Issued Accounting Standards (Continued)

SFAS No. 150

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Group, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The adoption of SFAS No. 150 had no effect on the Group’s consolidated financial statements.

SFAS No. 132 (revised 2003)

In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Group currently does not have any defined benefits pension and other postretirement benefit plans that are within the scope of this Statement.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(i)	Recently Issued Accounting Standards (Continued)

Interpretation No. 46 (revised December 2003)

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The application of this Interpretation is not expected to have a material effect on the Group’s consolidated financial statements.

(j)	Related party transactions

The Group has transactions with China Telecom Group and China Netcom Group, the fixed lines operators in the PRC which are majority owned by the PRC Government.

Under HK GAAP, transactions of the Group entered into with China Telecom Group and China Netcom Group are not disclosed as related party transactions.

Under US GAAP, transactions between the Group and China Telecom Group and China Netcom Group are also disclosed as related party transactions.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

(k)	Emerging Issues Task Force (“EITF”) 00-21

In November 2002, the EITF reached a consensus on Issue 00-21 (EITF 00-21) Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities, EITF 00-21 will be effective for interim periods beginning after June 15, 2003. The Group was required to adopt EITF 00-21 on January 1, 2004. The the adoption of EITF 00-21 had no effect on the Group’s consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Net profit under HK GAAP (restated)	27,955	32,601	35,556

Adjustments:

Effect of combination of entities under common control	3,059	2,874	—
Capitalized interest	85	(100)	(96)
Revaluation of fixed assets	3,211	672	514
Deferred taxation	(431)	—	—
Share option scheme	(277)	(331)	(192)
Amortization of net connection fees and telephone number selection fees	764	853	659
Amortization of net savings from interconnection, roaming and leased line agreements	86	85	86
Reversal of goodwill amortization	—	936	1,850
Deferred tax effects of US GAAP adjustments	(216)	(388)	(189)

Net profit under US GAAP	34,236	37,202	38,188

Basic net profit per share in accordance with US GAAP	1.76	1.90	1.94

Diluted net profit per share in accordance with US GAAP	1.76	1.90	1.94

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	As of December 31,
	2002	2003
	RMB	RMB
Shareholders’ equity under HK GAAP (restated)	173,265	198,803

Adjustments:
Capitalized interest	476	380
Revaluation of fixed assets
- Cost	(10,577)	(10,577)
- Accumulated depreciation and other	7,937	8,451
Deferred tax adjustments on revaluations	849	677
Employee housing scheme	(1,583)	(1,583)
Deemed capital contribution for employee housing scheme	1,583	1,583
Deferral of net connection fees and telephone number selection fees	(774)	(115)
Deferral of net savings from interconnection, roaming and leased line agreements	(372)	(286)
Reversal of goodwill	(36,223)	(34,373)
Deferred tax effects of US GAAP adjustments	(6)	(23)

Shareholders’ equity under US GAAP	134,575	162,937

As a result of the Group and the acquired entities purchased in 2002 being under common control, the condensed financial information of the Group under US GAAP for the years presented have been restated to reflect the combination of the Group and these acquired entities under the “as if pooling-of-interest’ method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

The following are condensed consolidated balance sheets of the Group as of December 31, 2002 and 2003, and the related condensed consolidated statements of income, total shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, restated to reflect the impact of the differences between HK GAAP and US GAAP.

Condensed consolidated statements of income

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Operating revenue

Usage fees	92,478	104,373	111,027
Monthly fees	18,237	19,032	20,666
Connection fees	2,091	1,505	1,173
Other operating revenue	14,943	20,421	26,951

Total operating revenue	127,749	145,331	159,817

Operating expenses

Cost of services (excluding depreciation of Rmb21,911 ,Rmb27,681 and Rmb35,543 included below)	27,086	25,586	22,045
Depreciation	21,911	27,681	35,543
Selling, general and administration	29,601	37,773	48,068

Total operating expenses	78,598	91,040	105,656

Operating profits	49,151	54,291	54,161

Other net income	1,715	1,739	2,464

Non-operating net income	322	632	434

Interest income	947	732	807

Interest expenses	(1,941)	(1,976)	(2,086)

Profit before tax	50,194	55,418	55,780

Income tax	(15,959)	(18,214)	(17,601)

Profit after tax	34,235	37,204	38,179

Minority interests	1	(2)	9

Net income	34,236	37,202	38,188

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets

	December 31,
	2002	2003
	RMB	RMB
Assets

Current assets
Cash and cash equivalents	32,575	39,129
Deposits with banks	11,069	17,227
Accounts receivable	5,899	6,053
Other receivables	1,231	1,734
Tax recoverable	—	258
Deferred tax - current portion	3,116	2,243
Inventories	1,586	2,050
Prepayments and other current assets	2,059	2,128
Amount due from ultimate holding company	1,282	762
Amounts due from related parties	401	116

Total current assets	59,218	71,700

Fixed assets	163,232	169,858
Construction in progress	23,026	28,370
Investment securities	77	77
Interest in associates	16	16
Deferred tax – non-current	2,660	1,792
Deferred expenses	912	311

Total assets	249,141	272,124

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets

	December 31,
	2002	2003
	RMB	RMB
Liabilities and shareholders’ equity

Current liabilities
Accounts payable	17,069	23,429
Bills payable	1,256	2,059
Bank loans and other interest-bearing borrowings	8,132	13,090
Obligation under capital lease - current portion	68	68
Taxes payable	6,568	4,516
Amounts due to related parties	2,414	1,967
Accrued expenses and other payables	16,228	22,146
Amount due to immediate holding company	402	47
Amount due to ultimate holding company	1,217	1,352
Deferred revenue - current portion	6,760	9,476

Total current liabilities	60,114	78,150

Bank loans and other interest-bearing borrowings	36,348	19,407
Deferred revenue - long term portion	2,737	1,257
Deferred taxation – non-current	—	215
Amount due to immediate holding company	15,176	9,976

Total liabilities	114,375	109,005

Minority interests	191	182

Shareholders’ equity	134,575	162,937

Total liabilities and shareholders’ equity	249,141	272,124

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of total shareholders’ equity for the following years:

RMB
Shareholders’ equity at January 1, 2001	95,650

Net profit for the year ended December 31, 2001	34,236
Issue of ordinary shares	4
Distribution to owner	(794)
Contribution by owner	9,839
Tax effect of revaluation	1,088
Stock-based compensation	277

Shareholders’ equity at December 31, 2001	140,300

Net profit for the year ended December 31, 2002	37,202
Issue of ordinary shares	27,681
Deemed capital distribution	(70,959)
Distribution to owner	(28)
Contribution by owner	48
Stock-based compensation	331

Shareholders’ equity at December 31, 2002	134,575

Net profit for the year ended December 31, 2003	38,188
Distribution to owner	(10,018)
Stock-based compensation	192

Shareholders’ equity at December 31, 2003	162,937

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of cash flows

The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 (revised 2001) “Cash Flow Statements” (“HK SSAP 15”). Its objectives and principles are similar to those set out in Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Under HK SSAP 15, the Group presents its cash flows for (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HK SSAP 15 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	60,863	79,445	83,598
Investing activities	(69,166)	(44,070)	(54,996)
Financing activities	2,557	(27,981)	(22,048)

(Decrease)/increase in cash and cash equivalents	(5,746)	7,394	6,554
Cash and cash equivalents at beginning of year	30,927	25,181	32,575

Cash and cash equivalents at end of year	25,181	32,575	39,129

Interest paid (net of amounts capitalized)	2,541	1,740	2,640

Income taxes paid	14,104	18,723	17,955

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Significant differences between HK GAAP and US GAAP (Continued)

Significant non-cash transactions

The Group incurred payables of RMB17,235 and RMB2,059 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2003.

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

Income tax

The Company is subject to Hong Kong profits tax at 16% for the years ended December 31, 2001, 2002 and 17.5% for the year ended December 31, 2003.

The Group’s PRC subsidiaries are subject to the statutory income tax rate of 33%, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Income tax (Continued)

The components of PRC income tax expense are as follows:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Current	12,826	19,202	15,645
Deferred	3,133	(988)	1,956

	15,959	18,214	17,601

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	16,564	18,288	18,407
Non-taxable items
- Connection fee	(171)	(182)	(179)
- Surcharge	(5)	—	—
- Interest income	(32)	(25)	(12)
Non-deductible expenses	272	685	501
Rate differential on PRC operations	(1,095)	(897)	(1,300)
Rate differential on Hong Kong operations	165	229	277
Reversal of deferred taxation due to change of income tax rate	27	(9)	27
Tax losses not recognized for deferred tax	203	242	324
Over-provision for prior year	(20)	(14)	(375)
Others	51	(103)	(69)

Income tax	15,959	18,214	17,601

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Income tax (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2002	2003
	RMB	RMB
Deferred tax assets:
Provision for obsolete inventories	16	23
Provision for doubtful accounts	1,362	1,300
Revaluation of fixed assets	1,049	1,702
Amortization of deferred items	295	531
Income recognition on prepaid service fees	3,259	479

Gross deferred tax assets	5,981	4,035
Deferred tax liabilities:
Capitalized interest	(205)	(215)

Net deferred tax assets	5,776	3,820
Less: Current portion of net deferred tax assets	(3,116)	(2,243)

	2,660	1,577

Accounts receivable

	December 31,
	2002	2003
	RMB	RMB
Accounts receivable	10,200	10,471

Less: Allowance for doubtful accounts	(4,301)	(4,418)

	5,899	6,053

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Accounts receivable (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2001	5,523
Provision for the year	2,236
Written-off	(2,969)

At December 31, 2001	4,790
Provision for the year	1,857
Written-off	(2,346)

At December 31, 2002	4,301
Provision for the year	1,918
Written-off	(1,801)

At December 31, 2003	4,418

Other receivables

	December 31,
	2002	2003
	RMB	RMB
Other receivables	1,356	1,847

Less: Allowance for doubtful accounts	(125)	(113)

	1,231	1,734

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Other receivables (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2001	—
Provision for the year	—
Written-off	—

At December 31, 2001	—
Provision for the year	148
Written-off	(23)

At December 31, 2002	125
Provision for the year	88
Written-off	(100)

At December 31, 2003	113

Fixed assets

	December 31,
	2002	2003
	RMB	RMB
Land use rights and buildings	16,805	22,755
Telecommunications transceivers, switching centers and other network equipment	223,642	250,830
Office equipment, furniture and fixtures and others	9,512	12,302

	249,959	285,887
Less: accumulated depreciation	(86,727)	(116,029)

	163,232	169,858

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Deferred revenue and other items

	Year ended December 31,
	2002	2003
	RMB	RMB
Balance at beginning of year	8,794	9,497
Addition during the year	38,387	54,032
Recognized in the condensed consolidated statements of income	(37,684)	(52,796)

Balance at end of year	9,497	10,733

Less: Current portion	(6,760)	(9,476)

	2,737	1,257

Deferred revenue comprises:

(i)	the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services which are amortized over a period of seven years;

(ii)	the unamortized portion of connection fees and telephone number selection fees received which are recognized over the estimated subscriber usage period for the related services;

(iii)	the prepaid services fee received from subscribers which is recognized as income when the cellular telephone services are rendered upon actual usage by subscribers; and

(iv)	the unamortized portion of net savings attributable to the Group as a result of the provincial interconnection, roaming and leased line agreements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Deferred expenses

	Year ended December 31,
	2002	2003
	RMB	RMB
Balance at beginning of year	1,597	912
Addition during the year	53	—
Recognized in the condensed consolidated statements of income	(738)	(601)

Balance at end of year	912	311

Deferred expenses comprise:

(i)	the unamortized portion of issuance costs in respect of the fixed rate notes, convertible notes and bonds; and

(ii)	the unamortized portion of direct costs related to connection fees and telephone number selection fees received.

Stock option plan

Details of the Company’s stock option plan and options granted under the plan are contained in Note 28. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: expected dividend yield of 0% and 20% during 2001 and 2002; expected volatility of 65.92% and 32.44% for the share option granted during 2001 and 2002 respectively; risk-free interest rate of 5.5% and 5.3% during 2001 and 2002 respectively; and expected life of 6 years and 10 years during 2001 and 2002 respectively. The per share fair value of stock options granted during 2001 and 2002 were HK$29.46 and HK$9.15 on the date of grant, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Stock option plan (continued)

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Account for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. FASB No. 123, “Accounting for Stock-Based Compensation” and FASB Statement No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of FASB 123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-valued-based method of accounting described above, and has adopted only the disclosure requirements of FASB No. 123, as amended. The compensation cost that has been charged against income for US GAAP for the Company’s stock option plan was RMB277 for 2001, RMB331 for 2002 and RMB192 for 2003. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
	2002	2003
	RMB	RMB
Net profit, as reported	37,202	38,188
Add stock-based employee compensation expense included in net income	331	192
Deduct total stock-based employee compensation expense determined under fair-value-based method	(1,403)	(1,158)

	36,130	37,222

Pro forma net income

Basic net profit per share
As reported	1.90	1.94
Pro forma	1.85	1.89

Diluted net profit per share
As reported	1.90	1.94
Pro forma	1.84	1.89

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Net profit per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net profit per share computations prepared under US GAAP.

	For the year ended December 31, 2001			For the year ended December 31, 2002			For the year ended December 31, 2003
	Income (Numerator)	Shares (Denominator)	Per share amount	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net profit per share	34,236	19,433	1.76	37,202	19,561	1.90	38,188	19,672	1.94

Effect of dilutive securities

Convertible notes	129	91		129	91		129	91
Stock options	—	2		—	1		—	—

Diluted net profit per share	34,365	19,526	1.76	37,331	19,653	1.90	38,317	19,763	1.94

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

The following table presents the carrying amounts and fair values of the Group’s bank and other loans as of December 31, 2002 and 2003:

	December 31, 2002		December 31, 2003
	Carrying amount	Fair Value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Fixed rate bank and other loans	4,769	4,762	1,659	1,668
Variable rate bank and other loans	16,039	16,039	7,119	7,119
Fixed rate notes	4,961	5,418	4,984	5,209
Convertible notes	5,711	5,576	5,735	5,713
Bonds	13,000	13,309	13,000	13,054

Total	44,480	45,104	32,497	32,763

The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Related party transactions

	Year ended December 31,
	2001	2002	2003
	RMB	RMB	RMB
Interconnection revenue	5,132	4,560	4,048
Interconnection charges	9,746	8,105	8,313
Leased line charges	5,839	5,926	4,843
Roaming revenue	5,945	6,629	4,239
Roaming expenses	5,803	6,735	4,540
Spectrum fees	26	226	508
Operating lease charges	527	527	544
Sales commission expenses	110	69	54
Debt collection service fees	135	74	60
Billing service fees	19	10	—
Roaming billing processing fees	201	225	194
Equipment maintenance service fees	48	55	66
Rental charges of synchronized clock ports	21	26	18
Construction and related service fees	2,523	345	314
Purchases of transmission tower and transmission tower-related service and antenna maintenance service fees	156	146	84
Prepaid card sales commission income	356	219	281
Prepaid card sales commission expenses	373	216	283
Technology platform development and maintenance service income	—	39	22
Telecommunications lines maintenance service fees	46	34	58
Interest paid/payable	41	821	906
Housing reform	4	—	—
Rental income	6	7	—
Capital contributions	9,838	—	—
Distributions	794	—	—

Descriptions of the nature of the related party transactions are set forth in Note 26.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Segment reporting

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s operating segments are comprised of its cellular businesses operated within the Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang Autonomous Region of the PRC. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide cellular services to individual customers within their geographic market. The Company’s operating segments have been aggregated into a single operating segment as they are expected to exhibit similar future economic characteristics.

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

New telecommunications law

In order to provide a uniform regulatory framework for the telecommunications industry in the PRC, the MII, pursuant to the direction of the PRC State Council, is currently preparing a draft of the Telecommunications Law of the PRC (the “Telecommunications Law”). The draft law, when formulated, will be submitted to the National People’s Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted, and the nature and scope of regulation envisaged by the Telecommunications Law are not fully known. There can be no assurance that the Telecommunications Law, if adopted, would not have a material adverse effect on the Group’s business, financial condition and results of operations.

Amount of spectrum availability

The Group’s cellular system’s subscriber capacity is limited by the amount of spectrum available for use by the system. The former State Radio Regulatory Commission, now a department within the MII, is responsible for the overall allocation of radio frequency spectrum in the PRC. There can be no assurance that the Group would be granted additional spectrum when and if required, and any resulting levels of system congestion could result in subscriber dissatisfaction, decreased system usage by subscribers and increased churn rate.

Interconnection arrangement with networks of other operators

The Group’s cellular services depend in large part upon access to the network of other operators. Any disruption of interconnection with the networks of operators could have a material adverse effect on the Group’s results of operations.

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

New competition

Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. There can be no assurance that the State Council will not approve additional telecommunications service providers in the future, including providers of mobile telecommunications services, that may compete against the Group. In additions, China’s accession into the WTO could lead to increased foreign investment in the telecommunications market in Mainland China, thereby increasing competition and foreign participation in the mobile telecommunications service sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on the Group’s financial conditions and result of operation.

Self insurance risk

The Group does not maintain any insurance policies to cover its assets.

Interest rate risk

The interest rates and terms of repayment of the bank and other loans payable of the Group are disclosed in Note 20.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Additional information required by US GAAP (Continued)

Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results of operations.

Credit risk

Substantially all of the Group’s cash and cash equivalents are deposited with Hong Kong and PRC financial institutions. The accounts receivable of the Group are spread among a number of customers.