Form 20-F
period 2004-12-31
CHINA MOBILE HONG KONG LTD /ADR/
filed 2005-06-13
CIK 1117795

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, 19,673,185,236 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

China Mobile (Hong Kong) Limited

-i-

Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business strategies;

•	our operations and business prospects;

•	our network expansion plans and related capital expenditure plans, including, among others, those relating to third generation mobile telecommunications technology, or 3G, network constructions;

•	the planned development of new mobile technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies and the industry regulatory environment.

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

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	any changes in the regulatory policies of the PRC Ministry of Information Industry and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, the provision of telephone services in rural areas of China, and spectrum and numbering resources allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into Mainland China’s telecommunications market, Mainland China’s continued economic growth.

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

As required under generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of various regional mobile telecommunications companies and other telecommunications assets, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition.

In prior years, positive goodwill arising from acquisitions was eliminated against reserves, and negative goodwill arising from acquisitions was credited to a capital reserve. Effective January 1, 2001, in order to comply with Statement of Standard Accounting Practice, or SSAP, 30 “Business combinations”, issued by the Hong Kong Society of Accountants, we adopted a new accounting policy for goodwill. For acquisitions after January 1, 2001, positive goodwill arising from acquisitions is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life, which shall not exceed 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses. Despite a change in accounting policy for goodwill, goodwill arising from acquisitions prior to January 2001 has not been adjusted as we have taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 to the effect that the new accounting policy has been adopted prospectively only from January 1, 2001 onwards.

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

Prior to 2003, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice (“SSAP 12 (revised)”) issued by the Hong Kong Society of Accountants, we adopted a new accounting policy for deferred tax. Under our current accounting policy, deferred tax liabilities are provided in full on taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheets have been restated. In addition, deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities, respectively. Income tax in the consolidated statements of income have also been revised.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2004. The selected historical income statement data for the years ended December 31, 2002, 2003 and 2004 and the selected historical balance sheet data as of December 31, 2003 and 2004 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical Hong Kong GAAP income statement data for the year ended December 31, 2000 and 2001 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the various regional mobile telecommunications companies and other telecommunications assets, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report, include the results of these companies only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis. For information regarding significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on net profit for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and 2004, see note 32 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 32 to our consolidated financial statements.

	As of or for the year ended December 31,
	2000 RMB	2001 RMB	2002 RMB	2003 RMB	2004 RMB	2004 US$
	(in millions, except share, per share and per ADS information)
Income Statement Data:
Hong Kong GAAP
Operating revenue	64,984	100,331	128,561	158,604	192,381	23,244
Operating expenses	38,158	59,319	79,765	105,401	132,647	16,027
Operating profit	26,826	41,012	48,796	53,203	59,734	7,217
Write-down and write-off of analog network equipment	1,525	—	—	—	—	—
Profit before tax and minority interest	26,393	41,717	48,978	52,959	61,206	7,395
Income tax	8,153	13,763	16,375	17,412	19,180	2,317
Net profit	18,240	27,955	32,601	35,556	42,004	5,075
Basic net profit per share(1)	1.27	1.50	1.70	1.81	2.14	0.26
Diluted net profit per share(1)	1.27	1.50	1.70	1.81	2.13	0.26
Basic net profit per ADS(1)	6.34	7.51	8.51	9.04	10.68	1.29
Diluted net profit per ADS(1)	6.33	7.51	8.50	9.03	10.65	1.29
Shares utilized in basic calculation (in thousands)	14,394,313	18,605,371	19,151,322	19,671,654	19,673,185	19,673,185
Shares utilized in diluted calculation (in thousands)	14,409,503	18,698,023	19,243,050	19,762,812	19,774,093	19,774,093
U.S. GAAP(2)
Operating revenue	126,235	143,347	162,959	180,281	204,264	24,680
Operating expenses	89,516	90,939	105,991	123,602	143,003	17,278
Operating profit	36,719	52,408	56,968	56,679	61,261	7,402
Profit before tax and minority interest	36,582	53,714	58,404	58,520	64,847	7,835
Income tax	11,928	16,886	18,986	19,009	19,764	2,388
Net profit	24,653	36,829	39,416	39,520	45,061	5,444
Basic net profit per share(1)	1.33	1.90	2.01	2.01	2.29	0.28
Diluted net profit per share(1)	1.33	1.89	2.01	2.01	2.29	0.28
Basic net profit per ADS(1)	6.67	9.48	10.07	10.05	11.45	1.38
Diluted net profit per ADS(1)	6.66	9.46	10.06	10.03	11.43	1.38
Share utilized in basic calculation (in thousands)	18,493,862	19,432,886	19,561,679	19,671,654	19,673,185	19,673,185
Share utilized in diluted calculation (in thousands)	18,509,052	19,525,538	19,653,406	19,762,812	19,774,093	19,774,093
Balance Sheet Data:
Hong Kong GAAP
Current assets
Cash and cash equivalents	27,702	21,821	32,575	39,129	45,149	5,455
Deposits with banks	12,204	14,970	11,069	17,227	20,264	2,448
Accounts receivable	7,252	5,728	6,066	6,116	6,553	792
Fixed assets	87,465	105,208	165,409	171,604	218,063	26,347
Total assets	157,702	174,953	286,021	307,303	368,752	44,553
Total short-term debt(3)	12,095	5,439	8,200	8,174	2,523	304
Total long-term debt(4)	13,708	6,739	12,676	672	—	—
Fixed rate notes(5)	4,953	4,956	4,961	4,984	—	—
Convertible notes	5,708	5,708	5,711	5,735	5,725	692
Bonds	—	5,000	13,000	13,000	13,000	1,571
Deferred payable(6)	—	—	15,176	9,976	23,633	2,855
Total liabilities(7)	72,661	61,938	112,565	108,318	135,348	16,353
Share capital	1,986	1,986	2,099	2,099	2,102	254
Shareholders’ equity	85,024	112,983	173,265	198,803	233,161	28,171

	As of or for the year ended December 31,
	2000 RMB	2001 RMB	2002 RMB	2003 RMB	2004 RMB	2004 US$
	(in millions, except share, per share and per ADS information)
U.S. GAAP(2)
Fixed assets	126,833	166,195	197,933	206,635	218,602	26,412
Total assets	226,513	274,880	293,768	316,898	334,003	40,355
Total long-term debt(4)	29,465	11,803	12,687	672	—	—
Fixed rate notes(5)	4,953	4,956	4,961	4,984	—	—
Convertible notes	5,708	5,708	5,711	5,735	5,725	692
Bonds	—	5,000	13,000	13,000	13,000	1,571
Deferred payable(6)	—	—	15,176	9,976	23,633	2,855
Shareholders’ equity	101,877	153,572	159,936	190,828	198,119	23,937
Other Financial Data:
Hong Kong GAAP
Capital expenditures(8)	21,964	39,500	41,000	43,871	59,143	7,146
Net cash from operating activities	35,449	50,971	69,422	85,534	103,779	12,538
Net cash used in investing activities	(91,869)	(45,248)	(64,117)	(54,292)	(73,302)	(8,857)
Net cash from/(used in) financing activities	64,773	(11,604)	5,449	(24,688)	(24,457)	(2,954)
Dividend declared or proposed	—	—	6,678	7,517	13,789	1,666
U.S. GAAP(2)
Net cash flow from operating activities	62,624	67,903	88,429	93,131	111,112	13,425
Dividend declared or proposed	—	—	6,678	7,517	13,789	1,666

(1)	The basic net profit per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 2000, 2001, 2002, 2003 and 2004. The calculation of diluted net profit per share under Hong Kong GAAP for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively.

The basic net profit per share and per ADS amounts under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 have been computed by dividing net profit by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 3,779,407,375 ordinary shares representing 755,881,475 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, 827,514,446 ordinary shares representing 165,502,889 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The basic net profit per share and per ADS amount under U.S. GAAP for the year ended December 31, 2003 and 2004 has been computed by dividing net profit by the weighted average number of shares and weighted average number of ADSs outstanding during 2003 and 2004. The calculation of diluted net profit per share under U.S. GAAP for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been compiled after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 2000, 2001, 2002, 2003 and 2004 all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to shareholders per share. In 2000, since all potential ordinary shares resulting from the convertible notes would increase profit attributable to shareholders per share as a result of savings on interest payable on the convertible notes, the anti-dilutive effects of potential ordinary shares were not taken into account in calculating diluted earnings per share. For the years ended December 31, 2001, 2002, 2003 and 2004 all dilutive potential ordinary shares resulting from convertible notes would decrease profit attributable to shareholders per share.

(2)	The amounts for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are presented to reflect our acquisitions of the various regional mobile telecommunications companies and other telecommunications assets under the “as if pooling-of-interests” method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.
(3)	Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of capital lease obligations.
(4)	Includes long-term bank and other loans and obligations under capital leases, net of current portion.

(5)	The fixed rate notes issued on November 2, 1999 with a principal amount of US$600 million were fully redeemed on November 2, 2004.
(6)	Represents the balance of the purchase consideration payable to China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004, as applicable. See “Item 4. Information on the Company”.
(7)	Excludes minority interest.
(8)	Represents payments made for capital expenditures during the year.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.2765 = US$1.00 and HK$7.7723 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2765 = US$1.00 and HK$7.7781 = US$1.00, respectively, on June 10, 2005. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2004	8.2767	8.2765	December 2004	7.7821	7.7698
January 2005	8.2765	8.2765	January 2005	7.7994	7.7775
February 2005	8.2765	8.2765	February 2005	7.7999	7.7984
March 2005	8.2765	8.2765	March 2005	7.7998	7.7987
April 2005	8.2765	8.2765	April 2005	7.7995	7.7946
May 2005	8.2765	8.2765	May 2005	7.7995	7.7767
June 2005 (as of June 10)	8.2765	8.2765	June 2005 (as of June 10)	7.7842	7.7781

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2000	8.2784	7.7936
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf and that such factors may adversely affect our business and financial status and therefore the value of your investment:

Risks Relating to Our Business

Extensive government regulation may limit our flexibility to respond to market conditions, competition or changes in our cost structure.

The PRC Ministry of Information Industry regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of China:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses and permits;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for certain telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material respect, our business and operations will be materially and adversely affected. Moreover, while we are actively preparing for 3G business, we cannot assure you that we will be granted the requisite approvals and licenses by the Chinese government in a timely manner, or at all.

We may be affected by future regulatory changes.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, is preparing a draft telecommunications law. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the Ministry of Information Industry has the authority to delineate the scope of universal service obligations. The Ministry of Information Industry, together with other PRC governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in Mainland China.

While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the Ministry of Information Industry has recently required major telecommunication service providers in Mainland China, including China Mobile Communications Corporation, or CMCC, to participate in a project to provide telephone services in a number of remote villages in Mainland China. However, it is currently uncertain as to whether we will be required by the Ministry of Information Industry to maintain network facilities and provide telephone services as part of the transitional measures. Furthermore, to the extent we are required to maintain such network facilities and provide such telephone services, it is currently uncertain whether we will be adequately compensated by the government or be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. We also cannot predict whether we will be required to make contribution to the universal service fund. Either of these events may adversely affect our financial condition.

Competition from other telecommunications services providers may affect our subscriber growth and profitability by causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses.

We compete with other telecommunications services providers in all of the thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. The Chinese government encourages orderly competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, or China Unicom, in order to help them become more viable competitors. For example, the Chinese government has permitted China Unicom to lower its mobile telecommunications services tariffs by up to 10% below the government standard rates. We believe this policy has helped China Unicom capture a significant number of price-sensitive mobile telecommunications services subscribers. As a result, China Unicom’s market share has increased over the past few years.

In addition, China Telecommunications Corporation, or China Telecom, and China Netcom Communications Group Corporation, or China Netcom, provide Xiaolingtong services to their customers. Xiaolingtong is a local area wireless telephone service with limited mobility and limited coverage. Xiaolingtong offers lower-priced services. As a result, Xiaolingtong services have, to a certain extent, attracted customers principally in the low-end markets. Increased competition from Xiaolingtong or other wireless telecommunications services could materially affect our business and prospects.

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

New entrants in and further restructuring of the telecommunications industry in Mainland China may further intensify competition and adversely affect our business and prospects.

Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002 and consists of ten regional telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing, Tianjin, seven provinces and one autonomous region, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, autonomous regions and directly-administered municipalities. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure”. Moreover, the PRC telecommunications industry may be subject to further restructuring which might change the competitive landscape of the PRC telecommunications industry. We cannot assure you that the State Council will not approve additional telecommunications services providers in the future, including providers of mobile telecommunications services that may compete against us. Increased competition from new entrants in Mainland China’s telecommunications industry could materially and adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses. In addition, the rapid development of new technologies might cause the PRC government to make further adjustments of the existing structure of the PRC telecommunications industry. Such further industry restructuring may affect the operations of all telecommunications operators in China, including us. We may be subject to competition from new providers of telecommunication services as a result of technological developments and the convergence of various telecommunications services. These new entrants and the industry restructuring may also cause the existing competition in the telecommunications industry in Mainland China to intensify, which may materially and adversely affect our business and prospects.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2005, CMCC indirectly owned an aggregate of approximately 75.5% of our shares. Accordingly, CMCC is, and will be, able to:

•	nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders.

In addition, CMCC also provides our operating subsidiaries with services that are necessary for our business activities, including:

•	international services arrangements including, among others, international roaming arrangements, international interconnection arrangements and international transmission lines leasing arrangements;

•	the coordination of the provision of inter-provincial transmission leased lines from the relevant transmission line providers in Mainland China to us; and

•	certain property leasing and telecommunications services arrangements.

The interests of CMCC as the provider of these services to our operating subsidiaries may conflict with our interests.

The limited spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Information Industry allocates frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to our parent company, CMCC. The Ministry of Information Industry has allocated a total of 34 MHz of spectrum, for transmission and reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive rights to use the allocated frequency spectrum in Mainland China.

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

Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all local calls between our subscribers and subscribers of other networks. Interconnection and leased line arrangements are also necessary for international and certain domestic calls. We have entered into interconnection and transmission line leasing agreements with other operators. We cannot assure you that increasing usage of the other networks would not result in additional strain on its switching capacity, or that the existing quality of the other networks will remain adequate.

The terms of our interconnection arrangements and leased line arrangements have a material effect on our operating revenue and expenses. In addition, our business and operations may be materially and adversely affected if we cannot enter into future interconnection and leased line agreements on acceptable terms or on a timely basis.

We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential and future prospects.

We estimate that we will require approximately RMB164 billion (approximately US$20 billion) for capital expenditures from 2005 through the end of 2007 for a range of projects and other expenditures, including among others, the construction of GSM networks, support systems, transmission and structural facilities, and the development of new technologies and new businesses. However, these capital expenditures do not include construction of 3G networks.

We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash flows from operations. In addition, a significant feature of our business strategy is to continue exploring opportunities in developing new technologies and new businesses in the telecommunications industry, which may require additional capital resources.

The cost of implementing new technologies, including, among others, 3G, and upgrading our networks or expanding network capacity may also be significant. In particular, in order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future.

Financing may not be available to us on acceptable terms or on a timely basis. In addition, any future issuance of equity securities, including securities convertible or exchangeable into or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be adversely affected. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

Changes in technology may render our current technologies obsolete and thus affect our business and market position.

The telecommunications industry is dependent upon rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, including new wireless telecommunications technologies. In addition, the development and application of new technologies involves time, substantial costs and risks, and the new technologies we may implement, such as 3G, may not generate an acceptable rate of return.

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

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of wireless telephone handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants were the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

Investor confidence and the market prices of our shares may be adversely impacted if we or our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring each public company to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal controls are effective. Moreover, even if our management concludes that our internal control over our financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

Risks Relating to the Telecommunications Industry in Mainland China

China’s accession into the World Trade Organization will gradually ease current restrictions on foreign ownership in the telecommunications industry and may increase competition in the mobile telecommunications services sector.

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

Our share price has been subject to significant volatility, in part due to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as developments in our sales and operating profit. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of third generation mobile networks and new technologies, products and services, as well as general market volatility. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Risks Relating to Mainland China

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

Since the late 1970s, the Chinese government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the Chinese government may continue to have a positive effect on the economic development of Mainland China and that we may continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the Chinese government or in the laws and regulations in Mainland China, if any, could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. These developments could adversely affect our business, such as reducing the demand for our services, as well as our financial condition and results of operations.

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

Our operating subsidiaries are foreign invested enterprises. Currently, they may purchase foreign currency without the approval of the State Administration for Foreign Exchange for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration for Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate our operating subsidiaries’ ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration for Foreign Exchange. This could affect our subsidiaries’ ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

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

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Since the late 1970s, the Chinese government has been promulgating a comprehensive system of laws and regulations governing economic matters in general. Legislation since then has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries are “wholly foreign-owned enterprises,” which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protection available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition or substantial amendment of the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company — Business Overview — World Trade Organization”.

Any future outbreak of severe acute respiratory syndrome or similar adverse public health developments in Mainland China may have a material adverse effect on our financial condition and results of operations.

In late 2002 and the first half of 2003, Mainland China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new individual cases of SARS were reported after that in Mainland China and other countries and regions in Asia. Any future outbreak of SARS or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS or similar adverse public health developments would not have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. As of December 31, 2004, the total population residing in Mainland China is approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2004. As of December 31, 2004, our total number of subscribers was approximately 204 million, representing approximately 64.3% of all mobile telecommunications services subscribers in Mainland China. As of April 30, 2005, our total number of subscribers reached approximately 217.1 million.

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

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong province conducted by Guangdong Mobile Communication Company Limited, or Guangdong Mobile, and in Zhejiang province conducted by Zhejiang Mobile Communication Company Limited, or Zhejiang Mobile. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from CMCC, our indirect controlling shareholder, of mobile telecommunications operations conducted by its regional subsidiaries. In particular:

•	We acquired the entire equity interest in Jiangsu Mobile Communication Company Limited, or Jiangsu Mobile, on June 4, 1998 for a cash consideration of HK$22.5 billion.

•	We acquired the entire equity interest in each of Fujian Mobile Communication Company Limited, or Fujian Mobile, Henan Mobile Communication Company Limited, or Henan Mobile, and Hainan Mobile Communication Company Limited, or Hainan Mobile, on November 12, 1999 for a total purchase price of HK$49.7 billion, consisting of HK$19.0 billion in cash and the remaining HK$30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

•	We acquired the entire equity interest in each of Beijing Mobile Communication Company Limited, or Beijing Mobile, Shanghai Mobile Communication Company Limited, or Shanghai Mobile, Tianjin Mobile Communication Company Limited, or Tianjin Mobile, Hebei Mobile Communication Company Limited, or Hebei Mobile, Liaoning Mobile Communication Company Limited, or Liaoning Mobile, Shandong Mobile Communication Company Limited, or Shandong Mobile, and Guangxi Mobile Communication Company Limited, or Guangxi Mobile, on November 13, 2000 for a total purchase price of HK$256.0 billion, consisting of HK$74.6 billion in cash and the remaining HK$181.4 billion in the form of 3,779,407,375 new shares.

•	We acquired the entire equity interest in each of Anhui Mobile Communication Company Limited, or Anhui Mobile, Jiangxi Mobile Communication Company Limited, or Jiangxi Mobile, Chongqing Mobile Communication Company Limited, or Chongqing Mobile, Sichuan Mobile Communication

Company Limited, or Sichuan Mobile, Hubei Mobile Communication Company Limited, or Hubei Mobile, Hunan Mobile Communication Company Limited, or Hunan Mobile, Shaanxi Mobile Communication Company Limited, or Shaanxi Mobile, and Shanxi Mobile Communication Company Limited, or Shanxi Mobile, on July 1, 2002 for a total purchase price of US$8,573 million, consisting of an initial consideration of US$5,773 million and a deferred consideration of US$2,800 million. The initial consideration of US$5,773 million consists of a cash payment of US$3,150 million and the issuance of new shares for the remaining US$2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We financed the cash portion of the initial consideration by applying a portion of our existing internal cash resources, in the amount of US$2,400 million, combined with proceeds from the issuance of new shares in the amount of HK$5.85 billion (equivalent to approximately US$750 million) to Vodafone Holdings (Jersey) Limited, or Vodafone Jersey, a wholly owned subsidiary of Vodafone Group Plc., or Vodafone. After the share placement, Vodafone’s share holding in us increased from 2.18% to approximately 3.27%. The deferred consideration of US$2,800 million is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We used the entire proceeds from the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to satisfy part of the US$2,800 million deferred consideration.

•	We acquired the entire equity interest in each of Neimenggu Mobile Communication Company Limited, or Neimenggu Mobile, Jilin Mobile Communication Company Limited, or Jilin Mobile, Heilongjiang Mobile Communication Company Limited, or Heilongjiang Mobile, Guizhou Mobile Communication Company Limited, or Guizhou Mobile, Yunnan Mobile Communication Company Limited, or Yunnan Mobile, Xizang Mobile Communication Company Limited, or Xizang Mobile, Gansu Mobile Communication Company Limited, or Gansu Mobile, Qinghai Mobile Communication Company Limited, or Qinghai Mobile, Ningxia Mobile Communication Company Limited, or Ningxia Mobile, Xinjiang Mobile Communication Company Limited, or Xinjiang Mobile, Beijing P&T Consulting & Design Institute Company Limited, or Jingyi, and China Mobile Communication Company Limited, or CMC, on July 1, 2004 for a total purchase price of US$3,650 million, consisting of an initial consideration of US$2,000 million and a deferred consideration of US$1,650 million which is interest bearing and payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time.

These acquisitions have significantly enlarged our subscriber base, expanded the geographical coverage of our business and enhanced the economy of scale of our operations. In addition, the integration of these acquired operations has enabled us to realize synergies and economies of scale. A discussion of the financial impact of these acquisitions is set forth in “Item 5. Operating and Financial Review and Prospects”.

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

In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 CMCC obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC. As a result, CMCC has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the Chinese government’s interest in us. In addition, following the completion of the acquisition of ten regional mobile telecommunications companies and other telecommunications assets by our Company in July 2004, CMCC ceased to operate mobile telecommunications businesses in Mainland China other than through us. As of May 31, 2005, CMCC indirectly owned approximately 75.5% of all our outstanding shares, including shares represented by ADSs.

As a state-owned company, the former China Telecommunications Corporation owns and operates fixed-line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002. China Netcom consists of ten regional telecommunications companies that were originally owned by the former China Telecommunications Corporation in Beijing, Tianjin, seven provinces and one autonomous region, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, autonomous regions and directly-administered municipalities. As a result, apart from us, principal participants in the telecommunications industry in Mainland China also include China Telecom, China Netcom, China Unicom, China Railway Communications Corporation Limited and China Satellite Communications Corporation. Among these six participants, China Unicom and us are the two operators that are licensed to provide mobile telecommunications services in Mainland China.

Organizational Structure

As of May 31, 2005, CMCC, a company incorporated in China, owned 75.5% equity interest in us through intermediate holding companies. As of May 31, 2005, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xijiang Mobile, Jingyi and CMC through intermediate holding companies, and a 66.4% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China, and CMCC no longer operates mobile telecommunications businesses in Mainland China other than through us.

General Information

Our principal executive offices are located at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of our regional mobile telecommunications companies in Mainland China. Our web site address is www.chinamobilehk.com. The information on our web site is not a part of this annual report.

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telephone system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks currently reach virtually all cities and counties and major roads and highways throughout Mainland China.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to focus on our core mobile telecommunications business, enhance our core competitiveness through economies of scale, continue to implement a differentiated sales strategy, develop new businesses, enhance our network management, establish a world class telecommunications and IT supporting network, and further consolidate our position as the market leader in the mobile telecommunications industry in Mainland China.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	implement a differentiated sales and marketing strategy;

•	continue to improve our customer services and satisfaction;

•	refine and optimize our telecommunications and IT supporting networks;

•	emphasize innovation in developing our new businesses; and

•	continue to utilize our existing competitive advantages in terms of network, technology and resources, markets experience and market leading position to actively prepare for the construction and development of 3G.

Subscribers and Usage

Our subscriber base has grown substantially from approximately 117.7 million at the end of 2002 to approximately 204.3 million at the end of 2004. As of December 31, 2004, we had a market share of approximately 64.3% in Mainland China. As of April 30, 2005, our total number of subscribers reached approximately 217.1 million. Our acquisition of a total of 29 regional mobile telecommunications companies between June 1998 and July 2004 has substantially expanded our subscriber base. In addition to our acquisitions, our subscriber growth is also attributable to a number of other factors, including:

•	significant economic growth in our markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and improved distribution channels; and

•	our new business initiatives.

The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

	As of or for the year ended December 31,
	2002	2003	2004
Subscribers (in millions)
Contract subscribers(1)	49.0	51.1	59.9
Prepaid subscribers(1)	68.7	90.5	144.4

Total	117.7	141.6	204.3

Minutes of Usage (in billions) (2)
Contract subscribers(1)	192.6	250.8	366.0
Prepaid subscribers(1)	67.5	122.4	294.9

Total	260.1	373.2	660.9

Average Minutes of Usage Per Subscriber Per Month (3)
Contract subscribers(1)	334	417	517
Prepaid subscribers(1)	99	129	194
Blended	207	240	297
Average Revenue Per Subscriber Per Month (RMB) (4)
Contract subscribers(1)	176	171	167
Prepaid subscribers(1)	63	58	56
Blended	115	102	92
Average Monthly Churn Rate (%) (5)	0.69	1.05	1.31

(1)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with us, while prepaid subscribers are classified to include subscribers of “Shenzhouxing”, “M-Zone” and other brands or packages targeting low usage volume users.

(2)	The total minutes of usage in 2002 and 2004 include the full year minutes of usages of the regional mobile telecommunications companies we acquired in that year as if the respective acquisition occurred at the beginning of that year and are presented for ease of comparison.
(3)	Calculated by (A) dividing the total minutes of usage (calculated in the manner as set forth in note (2) above) during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(4)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (3) above) and (B) dividing the result by 12. For purposes of this note (4) only, both operating revenues and average numbers of subscribers in 2002 and 2004 take into account the full year effect of the regional mobile telecommunications companies we acquired in that year as if the respective acquisition occurred at the beginning of that year.
(5)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (3) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base. The average monthly churn rates in 2002 and 2004 are calculated based on the full year information pertaining to the relevant regional mobile telecommunications companies we acquired in 2002 and 2004, respectively, as if the acquisition occurred at the beginning of 2002 and 2004, respectively, and are presented for ease of comparison.

The size and composition of our subscriber base and subscribers’ usage patterns have changed. In particular, the cost of initiating services has decreased due to a decline in handset prices, the connection fees have been eliminated, other tariffs for our services have been adjusted, and mobile telecommunications technologies have improved over time. As a result, mobile telecommunications services have become increasingly popular for both business and social uses. In general, the highest usage subscribers with the greatest telecommunications needs have tended to be the early subscribers of mobile telecommunications services. As penetration increases, newer subscribers on average incur lower monthly usage, and are generally more price-sensitive. Accordingly, as is typical in many countries with developing mobile telecommunications markets, the average revenue per subscriber per month generally has declined over the last few years as our mobile penetration has increased.

Businesses

Our businesses can be primarily divided into voice business and new businesses.

Voice Business. Our voice business refers to the business where our subscribers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2004, our voice business continued to grow significantly.

New Businesses. Our new businesses include voice value-added services and data businesses.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, personalized ringing tones, conference calls and others.

Our data businesses mainly include short message services, or SMS, wireless application protocol, or WAP, Color Ring, multimedia messaging service, or MMS, and “Java Applications” services. We have also developed other data products, such as M-commerce, “Mobile Mailbox”, “12586 mobile chat services”, “Mobile Secretary” and “12590 voice-SMS information”. We believe that data businesses will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2004, we increased the promotion of our data businesses by providing customers with diversified and personalized data services. Revenue from our data businesses significantly increased in 2004. As of December 31, 2004, our data businesses customers reached 156.8 million, which represented a 55.8% increase compared to 100.6 million subscribers as of December 31, 2003, and accounted for 76.8% of our total subscribers. We continued to maintain a leading position in data businesses in Mainland China.

We conduct various data businesses under the “Monternet” platform. As a carrier of data businesses, “Monternet” enables service providers to realize their creative and competitive advantages, and to commercially launch their products quickly and efficiently. As of the end of 2004, we have entered into broad co-operation arrangements with over 1,000 service providers. In addition, over 100,000 SMS applications, over 10,000 MMS applications, over 10,000 WAP applications and over 2,000 JAVA applications were supported by the “Monternet” platform as of the end of 2004.

SMS. SMS refers to services which employ the existing resources of GSM telecommunications networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 172.6 billion in 2004 (taking into account the full year effect of the ten regional mobile telecommunications companies we acquired in July 2004) from 93.5 billion in 2003. Our SMS business grew as we standardized and increased our administration of our cooperation arrangements with service providers. As of the end of 2004, our customers were able to send or receive short messages to or from the subscribers of 214 mobile telecommunications operators in 106 countries and regions around the world. We plan to continue utilizing our GSM network to provide data services based on our mobile information service platform where consumer demands can be more economically served by SMS.

WAP services. WAP is a technology that allows users to access information instantly via handheld wireless devices such as mobile phones. Subscribers of our WAP services are able to access the Internet via the micro-browsers on their handheld wireless devices. We experienced significant growth in our WAP-based businesses in 2004, and our WAP services subscribers reached 12.8 million in 2004.

Color Ring. “Color Ring” refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects, or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We experienced significant growth in our “Color Ring” business in 2004, and our “Color Ring” user reached 27.2 million in 2004.

MMS. MMS is a technology that allows user to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. We experienced significant growth in our MMS businesses in 2004, and our MMS services subscribers reached 12.3 million 2004.

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

Tariffs

The tariffs payable by our subscribers include primarily usage charges, monthly fees and service fees for voice value-added services and data services. Usage charges for both our contract and prepaid subscribers include base usage charges plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage charges, plus applicable domestic and international long distance charges.

We have flexible long distance tariff plans distinguishing between day time and night time, and offer tailored service plans based upon customer requirements as well as our network resources.

Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission (the successor to the former State Development and Planning Commission) and the relevant price regulatory authorities in Mainland China. The actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In general, base usage charges, monthly fees, domestic roaming charges and applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission.

We offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services or other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary voice value-added services and data services packages.

Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during corresponding service areas and call periods targeting different customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

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

Roaming

We provide roaming services to our subscribers, which allow them to access our mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements.

As of December 31, 2004, our GSM global roaming services covered 184 countries and regions, while our GPRS global roaming services coverage was extended to 73 countries and regions.

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

Research and Development

Our research and development efforts focus on:

•	developing advanced data application solutions suitable for the particulars of the consumer markets in Mainland China; and

•	monitoring technological trends, including advancement in 3G, which may have an impact on the development of our current business and the implementation of our wireless data strategy.

In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

The principal business focuses of Aspire, our majority-owned subsidiary with operations based in Shenzhen, China, include systems integration, product development, and technical support for mobile data systems and related applications in Mainland China. Aspire also operates our wireless data research and development center in Shenzhen, China. Aspire is an important part of our overall strategy to capture the fast growing wireless data sector in Mainland China.

Aspire currently has a business alliance with each of Hewlett-Packard Company and Vodafone Americas Asia Inc., a subsidiary of Vodafone, to develop wireless data and Internet and related applications. As of May 31, 2005, Hanover Asia-Pacific Investments Limited, an indirectly wholly-owned subsidiary of Hewlett-Packard, and Vodafone Holdings (Jersey) Limited, a subsidiary of Vodafone, hold a 7% and a 9.99% equity interest in Aspire, respectively.

Aspire has also entered into a master agreement with us for the development of our mobile information service center platform. Under this master agreements, Aspire provides system and gateway integration services, hardware, software and system development, technical support and major overhaul services of data centers to us.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including, for example, billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. In addition, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for “Shenzhouxing” pre-paid services and certain wireless data services, and redemption of “GoTone” points. We also conduct online sales and marketing activities.

We also establish concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As subscribers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different subscriber groups.

We mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers, “Shenzhouxing” targets the mass market and the “M-Zone” brand targets the young user group through the integration of voice and data services.

We also provide virtual private mobile network, or VPMN, services to our corporate customers. VPMN offers a “virtual” private telecommunications network to corporate subscribers as an overlay upon the basic public telecommunications network, which enables corporate internal telecommunications functions such as speed dialing and information broadcasting. VPMN has been implemented in certain targeted market segments. We believe our VPMN services will not only enhance the loyalty of corporate customers, but will also stimulate usage as well as attract potential new subscribers. As of December 31, 2004, corporate customers with specific service agreements with us reached 1.11 million.

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in Mainland China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. In order to retain high-value and corporate customers and enhance customer satisfaction, we offer a series of personalized and differentiated services targeted at high-value and corporate customers, including dedicated account executives, on-site visits and systems for collecting comments and handling complaints.

In 2004, we continued to focus on our initiatives of “Striving for Customer Satisfaction”, and endeavored to provide quality service to our customers.

Customer Retention. As a result of intensified competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these four classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2004, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, handset repairs in roaming locations, and special airport services in home network and in roaming locations.

In developing our “M-Zone” brand, we focused on expanding the subscriber base, offering new services and gaining recognition as representative of youth culture. We enhanced the brand image and the number of customers as a result of our increased advertising efforts and expansion of new businesses.

In addition, we further enhanced customer loyalty through a series of efforts in 2004 including, among others, developing our portfolio of products, increasing services and industry penetration, allocating more resources in the fast-growing new businesses and optimizing management systems and procedures.

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

We make provision for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, we make full provision for accounts receivable older than three months. The total amount of the provision for doubtful accounts for each of 2002, 2003 and 2004 was RMB1,749 million, RMB2,006 million and RMB2,273 million, respectively, or 1.4%, 1.3% and 1.2% of total operating revenue, respectively.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications. In 2004, we upgraded and expanded these systems to improve our management and operations.

Trademark. We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in Mainland China owned by our parent company, CMCC. In July 2002, we entered into a non-exclusive licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. Under this agreement, no license fee is payable by us for the first five years from the effective date of the trademark registration in China and any fees payable after that will be no less favorable than fees paid by other affiliates of CMCC. In addition, each of the companies that we acquired in July 2004, other than Jingyi, has entered into a licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee is payable until December 31, 2007.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Hong Kong, Macau, Taiwan, Brunei, Cambodia, Indonesia, New Zealand, South Korea, Thailand, and the United States. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Bangladesh, Canada, India, Malaysia and Philippines. CMCC has also filed applications for trademark registration under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

We have registered the “MONTERNET” name as a trademark in Hong Kong, Mainland China and the European Union. In addition, we have filed applications in Canada and the United States to register the “MONTERNET” name and logo as a trademark.

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

GSM Network Capacity Expansion and Optimization Plans. All of our subscribers currently use digital GSM services. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency as well as expanding the coverage and capacity of our GSM networks. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. In addition, in order to improve the capacity of our mobile telecommunications networks in certain major urban centers, we introduced the GSM-compatible 1800 MHz Digital Cellular System.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Information Industry allocated a total of 34 MHz of spectrum, for transmission and reception, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive right to use such frequency spectrum in Mainland China.

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

Inter-Provincial Transmission Lines. Following the completion of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004, we no longer lease any inter-provincial transmission lines from CMCC, and for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC collects leasing fees from us and pays the same to the relevant transmission line providers.

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

Equipment Suppliers. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. In 2004, we purchased our GSM networks equipment primarily from Ericsson, Huawei Technologies, Nokia, Motorola, and Alcatel.

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

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, served as a non-executive director of our company from August 2003 until March 2005. Sir Julian Michael Horn-Smith, Deputy Chief Executive Officer and Executive Director of Vodafone, joined our board of directors as a non-executive director in March 2005. See “Item 6. Directors, Senior Management and Employees”. In addition, as of

May 31, 2005, Vodafone held approximately 3.26% of our outstanding shares. See “— The History and Development of Company — Expansion Through Acquisitions”.

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

Competition

We compete with other telecommunications services providers. We are one of the two licensed mobile telecommunications services providers in Mainland China. The Chinese government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the Chinese government has extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us. For example, the Chinese government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom’s market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers.

In accordance with the Chinese government policy of encouraging competition in the Chinese telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. In 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which created two large telecommunications companies, China Telecom and China Netcom. Increased competition from new entrants in China’s telecommunications industry could adversely affect our financial condition and results of operations. See “Item 3. Key Information — Risk Factors — New entrants in the telecommunications industry in Mainland China may further intensify competition and adversely affect our business and prospects”.

We are facing intensified competition from other operators. China Unicom provides mobile telecommunications services through GSM and CDMA networks throughout Mainland China. In addition, China Telecom and China Netcom offer local wireless access services, such as Xiaolingtong services, throughout Mainland China. Xiaolingtong services are local telecommunications services based on the Personal Access System technology, which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage. In addition, China Unicom, China Telecom and China Netcom launch from time to time promotional offers, such as handset subsidies and tariff packages, to attract customers. China Telecom and China Netcom also offer Xiaolingtong services together with fixed-line services as a package. Despite intensified competition, we believe that we have significant competitive advantages due to:

•	economies of scale;

•	our superior mobile telecommunications networks;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of new businesses;

•	our experienced management team and seasoned employees; and

•	our financial resources.

We believe these advantages have contributed to our superior subscriber quality compared to that of our competitors, as measured by average usage levels, average revenues per subscriber and doubtful accounts levels.

The State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on existing or new technologies, such as 3G. Nonetheless, given the relatively low mobile penetration rates in Mainland China in general and, in particular, in the central and western regions, we believe there is substantial growth potential for our mobile telecommunications business. We believe that the restructuring of the telecommunications industry in Mainland China has helped to create a fair, orderly, transparent and healthy telecommunications market.

World Trade Organization

China officially joined the WTO on December 11, 2001. Under the Protocol on the Accession of the People’s Republic of China, dated as of November 11, 2001, China agreed to gradually open various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunication services in China and the regions where those joint ventures are permitted to offer telecommunications services will be gradually expanded over a period of six years. Under the accession protocol, the telecommunication market is divided into fixed-line services, mobile voice and data services, paging services and value added services. Value added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors are permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in China. By December 11, 2006, such joint ventures will be permitted to offer mobile voice and data services in China without any geographic restrictions.

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

The Ministry of Information Industry, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses and permits;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, number resources, domain names and addresses of telecommunications networks.

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

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and value added service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us, China Unicom is also authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China.

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

On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks will be adjusted progressively over a period of three years, and that the adjustments will be effective for a period of five years from July 1, 2002. For the first year, spectrum usage fees for GSM networks will be charged at the annual rate of RMB7.5 million per MHz frequency. For the second year, the annual fee will be RMB11.25 million per MHz frequency and from the third year onward, the annual fee will be RMB15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged.

Number Resources. The Ministry of Information Industry is responsible for the administration of the telecommunications number resources within Mainland China, including the telecommunications network numbers and subscriber numbers. The use of number resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In January 2003, the Ministry of Information Industry issued Measures on Administration of Telecommunications Network Number Resources. In accordance with these measures, the telecommunications network number resources are owned by the state, and the user of number resources is required to pay a usage fee to the state starting March 1, 2003. The new measures also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators. In December 2004, the

Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Number Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number. We are required to start paying usage fees in 2005.

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

Employees

The total number of our employees increased from 63,859 as of December 31, 2003 to 88,127 as of December 31, 2004, mainly as a result of our acquisitions of ten regional mobile telecommunications companies and other telecommunications assets in Mainland China in July 2004. Substantially all of our employees are located in Mainland China. The employees are classified in the following table. Approximately 69.2% of our permanent employees have college or graduate degrees.

Management	19,362
Technical and engineering	24,050
Sales and marketing	40,979
Financial and accounting	3,736

Total	88,127

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

Property, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. For some of our properties under construction, we have not obtained land use right certificates or property title certificates. However, such deficiencies do not affect our use of these properties. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for their present use.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 32 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net profit and shareholders’ equity. In addition, note 32 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2002, 2003 and 2004. Our consolidated financial statements reflect the results of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC from July 1, 2004, the date of the acquisition.

Overview of Our Operations

During 2002, 2003 and 2004, our network capacity, subscriber base and usage and operations continued to experience significant growth. We believe that with the ongoing market-oriented restructuring of the telecommunications industry, as well as the continued development of the Chinese economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in our Mainland China in general and, in particular, in the central and western regions, we believe that there is potential for continued future subscriber growth.

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

Our Acquisitions of Regional Mobile Telecommunications Companies and Other Telecommunications Assets in the Past Five Years Have Materially Impacted Our Financial Results

We acquired Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 13, 2000, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile on July 1, 2002 and Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC on July 1, 2004. See “Item 4. Information on the Company — The History and Development of Company — Expansion Through Acquisitions.” We have adopted the purchase accounting method to account for these acquisitions under Hong Kong GAAP. Accordingly, our consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, our acquisitions of these companies are considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the accounts of previously separate companies for periods prior to the combination generally are restated on a combined basis.

These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2004 were significantly affected by the inclusion of the results of operations for the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. By comparison, our financial results in 2003 did not include the results of operations of these companies. See “— Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003”. These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

Operating Arrangements We Entered Into Over the Last Several Years Have Materially Impacted Our Financial Results

Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our subsequent acquisitions of regional mobile telecommunications companies and other telecommunications assets in Mainland China. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

•	interconnection revenue sharing and settlement arrangements with other operators;

•	intra-provincial transmission line leasing agreements with other operators;

•	service agreement with CMCC and certain other operators with respect to various telecommunications services and support;

•	a change in the tax treatment of connection fees and certain surcharge revenue for our services; and

•	the revaluation of fixed assets of the companies we acquired as of the respective dates set forth in the financial statements included in this annual report.

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

Following the completion of our acquisition of the telecommunication assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, from July 1, 2004, the domestic roaming arrangements between CMCC and us were terminated and we no longer lease any inter-provincial transmission lines from CMCC. Moreover, we entered into an agreement with CMCC on July 1, 2004 with respect to, among other things, inter-provincial interconnection and roaming, international interconnection and roaming, and inter-provincial and international transmission lines leasing. Pursuant to this agreement, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains the existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays the same to the relevant transmission line providers. Moreover, under this agreement, CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunication service providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunication service providers in foreign countries and regions. In addition, under this agreement, with respect to the inter-provincial interconnection with the relevant telecommunication service providers in Mainland China, CMCC maintains the existing inter-provincial interconnection arrangements with the relevant telecommunication service providers in Mainland China, and collects the relevant usage fees and other fees from us and pays the same to the relevant telecommunication service providers in Mainland China.

Tariff Adjustments

The Chinese government introduced a wide range of tariff adjustments effective from early 2001, which include, among others, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges, and connection fees charged to new contract subscribers and, a general reduction in leased line tariffs.

Renminbi Bond Offerings

Following the approval by the relevant Chinese regulatory authorities, on June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5 billion of guaranteed bonds due in 2011 at a floating interest rate, payable annually. These bonds are listed on the Shanghai Stock Exchange.

We have issued an irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited.

The net proceeds from the offering were applied solely to repay part of the RMB12.5 billion syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the seven regional mobile telecommunications companies.

Following the approval by the relevant Chinese regulatory authorities, Guangdong Mobile issued RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017 on October 28, 2002. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The RMB3 billion guaranteed bonds and RMB5 billion guaranteed bonds bear fixed interest of 3.5% and 4.5%, respectively, payable annually.

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

The entire net proceeds from the offering were applied solely to satisfy part of the US$2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

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

Provision for Customer Point Reward Program

We invite our subscribers to participate in a customer point reward program, or the Reward Program, which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program vary depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheet based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Reward Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. We recognized the maximum potential liability in the past. Our assumptions remained unchanged in 2004. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

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

Impairment of Fixed Assets and Goodwill

Our fixed assets, consisting primarily of telecommunication transceivers, switching centers and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended December 31, 2004, no changes of assets useful lives have occurred. In addition, long-lived assets including fixed assets are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e., a cash-generating unit).

Goodwill is reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that it might be impaired. Recoverability of goodwill is measured by comparing the carrying amount of the cash-generating unit to which goodwill belongs. If the carrying amount of the cash-generating unit to which goodwill belongs exceeds its fair value, goodwill is considered impaired and a second test is performed which compares the implied fair value of goodwill to the book value of goodwill. The implied fair value of goodwill is calculated as the fair value of the cash-generating unit to which goodwill belongs. An impairment loss is recognized whenever the carrying amount of the cash-generating unit to which goodwill belongs exceeds its recoverable amount.

Estimates and assumptions used in setting depreciable lives and testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are included in note 3(f) and note 3(h) to our consolidated financial statements.

Results of Operations

As a result of our acquisitions, our results of operations are not directly comparable with those in prior years.

The following table sets forth selected income statement data for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
	(in millions of RMB)
Operating revenue:
Usage fees	93,272	111,027	128,534
Monthly fees	16,901	20,666	24,760
Other operating revenue	18,388	26,911	39,087

Total operating revenue	128,561	158,604	192,381
Operating expenses:
Leased lines	5,287	4,914	3,861
Interconnection	12,975	12,868	12,072
Depreciation	26,827	36,611	44,320
Personnel	6,757	7,700	9,717
Other operating expenses	27,919	43,308	62,677

Total operating expenses	79,765	105,401	132,647

Operating profit	48,796	53,203	59,734
Amortization of goodwill	(936)	(1,850)	(1,930)
Other net income	1,686	2,464	3,167
Non-operating net income	571	434	900
Interest income	713	807	1,014
Finance costs	(1,852)	(2,099)	(1,679)

Profit before tax	48,978	52,959	61,206
Income tax	(16,375)	(17,412)	(19,180)

Profit after tax	32,603	35,547	42,026
Minority interest	(2)	9	(22)

Profit attributable to shareholders	32,601	35,556	42,004

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenue. We derive operating revenue principally from usage fees and monthly fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes charges for data and value-added services, interconnection revenue and roaming in fees.

Operating revenue increased 21.3% from RMB158,604 million in 2003 to RMB192,381 million (US$23,244 million) in 2004. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume, and the rapid expansion of our new businesses. In addition, our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004 also contributed significantly to the increase in our operating revenue. Our total number of subscribers was approximately 204.3 million as of December 31, 2004, compared to approximately 141.6 million as of December 31, 2003. Our July 2004 acquisition contributed to the increase of subscribers by 28.9 million as of December 31, 2004.

Revenue from usage fees increased 15.8% from RMB111,027 million in 2003 to RMB128,534 million (US$15,530 million) in 2004. This increase was principally due to our organic subscriber growth, the organic increase in voice usage volume and an increase of subscribers as a result of our acquisition of the ten regional mobile telecommunications companies in July 2004. As a percentage of operating revenue, usage fees decreased from 70.0% in 2003 to 66.8% in 2004.

Revenue from monthly fees increased 19.8% from RMB20,666 million in 2003 to RMB24,760 million (US$2,992 million) in 2004. This increase was mainly due to the continued increase in total subscribers, the introduction of new service packages and our acquisition of the entire equity interest in ten regional mobile telecommunications companies in July 2004. As a percentage of operating revenue, monthly fees decreased from 13.0% in 2003 to 12.9% in 2004.

Other operating revenue increased 45.2% from RMB26,911 million in 2003 to RMB39,087 million (US$4,722 million) in 2004. This increase resulted principally from increased revenue from wireless data and value added services, as well as our acquisition of the entire equity interest in ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of sales and marketing expenses, maintenance expenses, administrative expenses and other general expenses.

Operating expenses increased 25.8% from RMB105,401 million in 2003 to RMB132,647 million (US$16,027 million) in 2004. This increase was primarily due to the increase in depreciation expenses and other operating expenses and the increase in operating expenses attributable to the entire equity interest in ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004.

Total leased line payments decreased 21.4% from RMB4,914 million in 2003 to RMB3,861 million (US$466 million) in 2004. This decrease was largely a result of the termination of surplus leased lines as we continued to use more transmission lines constructed by ourselves and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 4.7% in 2003 to 2.9% in 2004.

Interconnection expenses decreased 6.2% from RMB12,868 million in 2003 to RMB12,072 million (US$1,459 million) in 2004. This decrease was mainly due to the optimization of our network structure and traffic routing. Interconnection expenses as a percentage of operating expenses decreased from 12.2% in 2003 to 9.1% in 2004.

Depreciation expense increased 21.1% from RMB36,611 million in 2003 to RMB44,320 million (US$5,355 million) in 2004. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the effect of including depreciation expenses attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, depreciation expense decreased from 34.7% in 2003 to 33.4% in 2004.

Personnel expenses increased 26.2% from RMB7,700 million in 2003 to RMB9,717 million (US$1,174 million) in 2004. This increase was primarily due to the inclusion of the personnel expenses of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, personnel expenses in 2004 remained the same with 2003 at 7.3%.

Other operating expenses increased 44.7% from RMB43,308 million in 2003 to RMB62,677 million (US$7,573 million) in 2004. This increase was primarily due to the increase in selling and marking expenses as well as the operating expenses attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, other operating expenses increased from 41.1% in 2003 to 47.3% in 2004.

Operating Profit. As a result of the foregoing, operating profit increased 12.3% from RMB53,203 million in 2003 to RMB59,734 million (US$7,217 million) in 2004, and operating margin (operating profit as a percentage of operating revenue) decreased from 33.5% in 2003 to 31.0% in 2004.

Amortization of goodwill. Amortization of goodwill increased 4.3% from RMB1,850 million in 2003 to RMB1,930 million (US$233 million) in 2004. This increase was due to the effect of including the amortization of goodwill in the amount of RMB72 million that was attributable to our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 28.5% from RMB2,464 million in 2003 to RMB3,167 million (US$383 million) in 2004. This increase was principally due to the increase in sales of SIM cards and the effect of including the other net income attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired from our direct parent company in July 2004.

Non-Operating Net Income. Non-operating net income increased 107.4% from RMB434 million in 2003 to RMB900 million (US$109 million) in 2004. This increase was primarily due to the increase of amortization of deferred tax credits in the amount of RMB164 million from RMB188 million in 2003 to RMB352 million in 2004. The increase in amortization of deferred tax credit was primarily due to the increase in the tax credits we received as a result of our purchase of domestic telecommunications equipment.

Interest Income. Interest income increased 25.7% from RMB807 million in 2003 to RMB1,014 million (US$122 million) in 2004. The higher interest income in 2004 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities, as well as the effect of including the interest income attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired from our direct parent company in July 2004.

Finance Costs. Finance costs decreased 20.0% from RMB2,099 million in 2003 to RMB1,679 million (US$203 million) in 2004. This decrease was primarily due to the decrease in short-term borrowings and the repayment of US$600 million fixed rate notes due on November 2, 2004, which was partially offset by the effect of including deferred consideration and finance costs attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired from our direct parent company in July 2004. In 2004, the average interest rate that we paid on our outstanding borrowings was approximately 3.7%.

Profit before Tax and Minority Interests. As a result of the foregoing, profit before tax and minority interests increased 15.6% from RMB52,959 million in 2003 to RMB61,206 million (US$7,395 million) in 2004.

Taxation. Our income tax expense increased 10.2% from RMB17,412 million in 2003 to RMB19,180 million (US$2,317 million) in 2004. This increase was primarily due to an increase in our profit. Our effective tax rate was 32.9% in 2003 and 31.3% in 2004, respectively. The decrease of our effective tax rate in 2004 was primarily due to our tax planning efforts and our receipt of the approval from the PRC State Administration of Taxation at the end of 2004, as a result of which our certain expenses became tax deductible.

Profit attributable to shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to shareholders increased 18.1% from RMB35,556 million in 2003 to RMB42,004 million (US$5,075 million) in 2004. This increase was primarily due to our organic growth and the inclusion of the net profit of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. Net profit margin (profit attributable to shareholders as a percentage of operating revenue) decreased from 22.4% in 2003 to 21.8% in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenue. We derive operating revenue principally from usage fees and monthly fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Other operating revenue includes charges for data and value-added services, interconnection revenue and roaming in fees.

Operating revenue increased 23.4% from RMB128,561 million in 2002 to RMB158,604 million (US$19,163 million) in 2003. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume and the rapid expansion of our new businesses, as well as the full year effect of including revenues attributable to the eight regional mobile telecommunications companies we acquired in July 2002. Our total number of subscribers was approximately 141.6 million as of December 31, 2003, compared to approximately 117.7 million as of December 31, 2002.

Revenue from usage fees increased 19.0% from RMB93,272 million in 2002 to RMB111,027 million (US$13,414 million) in 2003. This increase was principally a result of the continued increase in total subscriber numbers as a result of organic subscriber growth and the increase in voice usage volume, as well as the full year effect of including usage fees from subscribers attributable to the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating revenue, usage fees decreased from 72.6% in 2002 to 70.0% in 2003.

Revenue from monthly fees increased 22.3% from RMB16,901 million in 2002 to RMB20,666 million (US$2,497 million) in 2003. This increase was mainly due to the full year effect of including monthly fees from subscribers attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the continued increase in total subscribers and the introduction of new service packages. As a percentage of operating revenue, monthly fees decreased from 13.1% in 2002 to 13.0% in 2003.

There were no revenues from connection fees in 2002 and 2003, as connection fees charged to new contract subscribers were eliminated since July 2001.

Other operating revenue increased 46.4% from RMB18,388 million in 2002 to RMB26,911 million (US$3,252 million) in 2003. This increase resulted principally from increased revenue from wireless data and value added services, as well as the full year effect of our acquisition of the eight regional mobile telecommunications companies in July 2002.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other fixed assets, personnel expenses and other operating expenses. Other operating expenses primarily consist of sales and marketing expenses, maintenance expenses, administrative expenses and other general expenses.

Operating expenses increased 32.1% from RMB79,765 million in 2002 to RMB105,401 million (US$12,735 million) in 2003. This increase was primarily a result of the increase in depreciation expenses and other operating expenses.

Total leased line payments decreased 7.1% from RMB5,287 million in 2002 to RMB4,914 million (US$594 million) in 2003. This decrease was largely a result of the termination of surplus leased lines as we continued to use more transmission lines constructed by ourselves and also augmented our networks to increase their efficiency, which was partially offset by the full year effect of including leased line payments for transmission lines made by the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, total leased line payments decreased from 6.6% in 2002 to 4.7% in 2003.

Interconnection expenses decreased 0.8% from RMB12,975 million in 2002 to RMB12,868 million (US$1,555 million) in 2003. This decrease was mainly due to the optimization of our network structure and traffic routing, which was partially offset by the full year effect of including interconnection expenses made by the eight regional mobile telecommunications companies we acquired in July 2002. Interconnection expenses as a percentage of operating expenses decreased from 16.3% in 2002 to 12.2% in 2003.

Depreciation expense increased 36.5% from RMB26,827 million in 2002 to RMB36,611 million (US$4,423 million) in 2003. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the full year effect of including depreciation expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002, as well as the increased investment in transmission facilities and new businesses. As a percentage of operating expenses, depreciation expense increased from 33.6% in 2002 to 34.7% in 2003.

Personnel expenses increased 14.0% from RMB6,757 million in 2002 to RMB7,700 million (US$930 million) in 2003. This increase was primarily due to the full year effect of including personnel expenses of the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, personnel expenses decreased from 8.5% in 2002 to 7.3% in 2003.

Other operating expenses increased 55.1% from RMB27,919 million in 2002 to RMB43,308 million (US$5,233 million) in 2003. This increase was primarily due to the increase in selling and marketing expenses. The increase in selling and marketing expenses was due to our conducting differentiated promotional campaigns to maintain customer loyalty and increase subscribers, as well as the full year effect of including the operating expenses attributable to the eight regional mobile telecommunications companies we acquired in July 2002. As a percentage of operating expenses, other operating expenses increased from 35.0% in 2002 to 41.1% in 2003.

Operating Profit. As a result of the foregoing, operating profit increased 9.0% from RMB48,796 million in 2002 to RMB53,203 million (US$6,428 million) in 2003, and operating margin (operating profit as a percentage of operating revenue) decreased from 38.0% in 2002 to 33.5% in 2003.

Amortization of goodwill. Amortization of goodwill increased 97.6% from RMB936 million in 2002 to RMB1,850 million (US$223 million) in 2003. This increase was due to the full year effect of including the amortization of goodwill attributable to our acquisition of the eight regional mobile telecommunications companies in July 2002.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 46.1% from RMB1,686 million in 2002 to RMB2,464 million (US$298 million) in 2003. This increase was principally due to the increase in sales of SIM cards and the full year effect of including the other net income attributable to the eight regional mobile telecommunications companies we acquired in July 2002.

Non-Operating Net Income. Non-operating net income decreased 24.0% from RMB571 million in 2002 to RMB434 million (US$52 million) in 2003. This decrease was primarily due to a gain on deemed disposal arising from the percentage change of our shareholding in Aspire in 2002.

Interest Income. Interest income increased 13.2% from RMB713 million in 2002 to RMB807 million (US$97 million) in 2003. The higher interest income in 2003 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities, as well as the full year effect of including the interest income attributable to the eight regional mobile telecommunications companies we acquired in July 2002.

Finance Costs. Finance costs increased 13.3% from RMB1,852 million in 2002 to RMB2,099 million (US$253 million) in 2003. This increase was primarily due to inclusion of the full year financing costs of the RMB8 billion bonds issued by one of our subsidiaries in 2002 and the full year effect of including deferred consideration and finance costs attributable to the eight regional mobile telecommunications companies we acquired in July 2002. In 2003, the average interest rate that we paid on our outstanding borrowings was approximately 4.3%.

Profit before Tax and Minority Interests. As a result of the foregoing, profit before tax and minority interests increased 8.1% from RMB48,978 million in 2002 to RMB52,959 million (US$6,399 million) in 2003.

Taxation. Our income tax expense increased 6.3% from RMB16,375 million in 2002 to RMB17,412 million (US$2,104 million) in 2003. This increase was primarily due to an increase in our profit. Our effective tax rate was 33.4% in 2002 to 32.9% in 2003, respectively.

Profit attributable to shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to shareholders increased 9.1% from RMB32,601 million in 2002 to RMB35,556 million (US$4,296 million) in 2003. Net profit margin (profit attributable to shareholders as a percentage of operating revenue) decreased from 25.4% in 2002 to 22.4% in 2003.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2004, we had a working capital (current assets minus current liabilities) deficit of RMB17,757 million (US$2,146 million) compared to a working capital deficit of RMB8,693 million as of December 31, 2003 and working capital of RMB4,012 million as of 2002, respectively. The significant increase in working capital deficit as of December 31, 2003 was primarily due to the reclassification of fixed rate notes from long-term loans to short-term loans. The Significant increase in working capital deficit as of December 31, 2004 was primarily due to the increase in accounts payable, accrued expenses, other payable and deferred revenue, all of which increased partially as a result of the inclusion of the accounts payable, accrued expenses, other payable and deferred revenue of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As of December 31, 2002, 2003 and 2004, accounts receivable totaled RMB6,066 million, RMB6,116 million and RMB,6,553 million (US$792 million), respectively. Short-term bank and other loans (including the current portion of long-term loans, fixed rate notes and capital leases obligations) totaled RMB8,200 million, RMB13,158 million and RMB8,248 million (US$996 million) as at December 31, 2002, 2003 and 2004, respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions of RMB)
Net cash from operating activities	69,422	85,534	103,779
Net cash used in investing activities	(64,117)	(54,292)	(73,302)
Net cash from/(used in) financing activities	5,449	(24,688)	(24,457)

Net increase in cash and cash equivalents	10,754	6,554	6,020

Net cash from operating activities increased from 2002 to 2003, reflecting the growth in operating revenue due to organic growth in our subscriber base as well as the full year effect of the inclusion of the results of operations of the eight regional mobile telecommunications companies we acquired in July 2002. Net cash from operating activities increased from 2003 to 2004, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued organic growth and the acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Net cash used in investing activities decreased from 2002 to 2003. This decrease was primarily due to the fact that we acquired eight regional mobile telecommunications companies in July 2002 and did not conduct any acquisitions in 2003. Net cash used in investing activities increased significantly from 2003 to 2004. This increase was principally a result of the payment of the consideration for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Net cash from financing activities decreased significantly from 2002 to 2003 as we paid RMB10,018 million in dividends in 2003 and did not issue any additional shares or bonds in 2003. Net cash used in financing activities remained approximately the same in 2004 and 2003.

Capital Expenditures

Capital expenditures incurred during 2002, 2003 and 2004 were RMB40,083 million, RMB50,005 million and RMB 61,398 million (US$7,418 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities, infrastructure buildings and the development of new technologies and new businesses. The increase in our capital expenditures was primarily due to the inclusion of capital expenditures of the eight regional mobile telecommunications companies we acquired in July 2002 and the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004, as well as as a result of the organic growth of our business.

We estimate that we will spend approximately RMB64.6 billion (US$7.8 billion) in 2005, RMB53.8 billion (US$6.5 billion) in 2006 and RMB45.5 billion (US$5.5 billion) in 2007 in capital expenditures. Such capital expenditure plan does not include investment of 3G construction. The required funding will be sourced largely from cash generated from our operating activities. We expect to incur these expenditures primarily for the purpose of:

•	further expanding our GSM network capacity and coverage;

•	increasing our efforts in improving our support systems;

•	building our own transmission facilities where economically advantageous; and

•	developing and providing new technologies and new businesses.

Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short- term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2006.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2002, 2003 and 2004, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB12,676 million, RMB672 million and RMB0 million (US$0 million), respectively, and our short-term bank and other loans (including the current portion of long-term loans, fixed rate notes, convertible notes and capital lease obligations) totaled RMB8,200 million, RMB13,158 million and RMB8,248 million (US$996 million), respectively. Our short term loans and long-term loans significantly decreased in 2004 primarily due to our payment of fixed rate notes with a principal amount of US$600 million in November 2004. Our long-term loans significantly decreased in 2003 primarily due to the repayment of our long-term loans. Our short-term loans increased in 2003 primarily due to the inclusion of the fixed rate notes that are due within a year. Capital lease obligations totaled RMB68 million and RMB68 million (US$8 million) as of December 31, 2003 and 2004, respectively.

On November 2, 1999, we issued unsecured fixed rate notes with a principal amount of US$600 million due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000. We fully redeemed such unsecured fixed rate notes on November 2, 2004.

On November 3, 2000, we issued unsecured convertible notes with a principal amount of US$690 million due on November 3, 2005. The notes bear interest at the rate of 2.25% per annum and such interest is payable semi-annually on May 3 and November 3 of each year, commencing May 3, 2001.

Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese commercial banks, we borrowed an aggregate of RMB12.5 billion in bank loans, which was fully repaid by the end of 2003 with our internal cash resources and proceeds from the RMB5 billion floating rate guaranteed bonds Guangdong Mobile issued in 2001, as described above under “ — Overview of Our Operations — Renminbi Bond Offerings”.

On June 18, 2001, Guangdong Mobile, one of our wholly-owned subsidiaries, issued bonds with a principal amount RMB5 billion at a floating rate due June 18, 2011. Guangdong Mobile’s payment obligations under the bonds are guaranteed in full by us, and our guarantee is further guaranteed by CMCC.

On October 28, 2002, Guangdong Mobile, one of our wholly-owned subsidiaries, issued RMB3 billion five-year guaranteed bonds and RMB5 billion fifteen-year guaranteed bonds. Guangdong Mobile’s payment obligations under these two bonds are guaranteed in full by us, and our guarantee obligation is further guaranteed by CMCC.

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time, including but not limited to, the US$600 million fixed rate notes and US$690 million convertible notes issued in 1999 and 2000, respectively. In addition, these deferred considerations are payable by the fifteenth anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year US dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other agreed currencies). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements. We used the entire proceeds from the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$2,800 million deferred consideration for our acquisition of the eight regional mobile telecommunications companies in 2002.

Our corporate credit rating was raised to A3/Positive by Moody’s and to BBB+/Positive by Standard & Poor’s in 2004, which is equivalent to China’s sovereign rating. Any downgrade in our credit rating will not trigger any events on our outstanding bonds or loans or our existing credit facilities. Our management currently believes that a downgrade below A3/Positive or BBB+/Positive is not likely. However, under the terms of our US$690 million convertible notes, we are obligated to ensure that the aggregate debt of our subsidiaries does not exceed 120% of our consolidated adjusted earnings before interest, tax, depreciation and amortization and write-down and write-off of fixed assets, or EBITDA, for the most recently completed twelve-month period. We have complied with this covenant in the most recently completed twelve-month period. In addition, we currently do not foresee any event that would cause us to violate any of these covenants.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Other Contractual Obligations and Commitments

As of December 31, 2004, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (excluding relevant interest expense) as of December 31, 2004:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	Over 1 year but less than 3 years	Over 3 years but less than 5 years	After 5 years
	(in millions of RMB)
Short-Term Debt	2,140	2,140	—	—	—
Bills Payable	1,676	1,676	—	—	—
Deferred Payable	23,633	—	—	—	23,633
Long-Term Debt (1)	19,040	6,040	3,000	—	10,000
Capital Lease Obligations	68	68	—	—	—
Trade Payable	35,036	35,036	—	—	—

Total Contractual Cash Obligations	81,593	44,960	3,000	—	33,633

(1)	Including the current portion of long-term debt and the convertible notes due on November 3, 2005.

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2004:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	Over 1 year but less than 3 years	Over 3 years but less than 5 years	Over 5 years
	(in millions of RMB)
Operating Leases Commitments	10,083	3,619	3,121	1,879	1,464
Capital Commitments	11,619	11,619	—	—	—

Total Commercial Commitments	21,702	15,238	3,121	1,879	1,464

Off-balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB40,083 million, RMB50,005 million and RMB61,398 million (US$7,418 million) for 2002, 2003 and 2004, respectively. U.S. dollar denominated debt totaled the equivalent of RMB20,902 million and RMB29,420 million (US$3,555 million) as at December 31, 2003 and 2004, respectively, constituting 46.9% and 63.2% of our total debt as of those dates, respectively.

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

As of or for the year ended December 31
	2002	2003	2004	2004
(in millions)
Net profit in accordance with:
Hong Kong GAAP	RMB32,601	RMB35,556	RMB42,004	US$5,075
U.S. GAAP	RMB39,416	RMB39,520	RMB45,061	US$5,444
Shareholders’ equity in accordance with:
Hong Kong GAAP	RMB173,265	RMB198,803	RMB233,161	US$28,171
U.S. GAAP	RMB159,936	RMB190,828	RMB198,119	US$23,937

Under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the eight regional mobile telecommunications companies in July 2002 and our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Under the purchase accounting method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill is the excess of the cost over the fair value of our share of the identifiable assets and liabilities acquired. Due to the adoption of SSAP 30, which took effect in 2001, goodwill arising on the acquisition date of our acquisition of eight regional mobile telecommunications companies in July 2002 and our acquisition of ten regional mobile telecommunications companies and other telecommunications assets in July 2004 is amortized to the consolidated statements of income on a straight line of twenty years. See “Special Note on our Financial Information and Certain Statistical Information in this Annual Report”.

Under U.S. GAAP, because we and the acquired companies were deemed to be under common control prior to the acquisitions, the acquisitions were considered a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration we paid or payable in each acquisition was treated as an equity transaction in the respective years of each acquisition, and goodwill amortization recognized under Hong Kong GAAP in 2002 and 2004 was reversed for U.S. GAAP purposes respectively.

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

Disclosure relating to these differences can be found in note 32 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 2003 and 2004 and our condensed consolidated statements of income, total shareholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004 prepared and presented under U.S. GAAP have been included in note 32 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2005.

Name	Age	Position
Mr. WANG Jianzhou	56	Executive Director, Chairman and Chief Executive Officer
Mr. LI Yue	46	Executive Director and Vice President
Mr. LU Xiangdong	45	Executive Director and Vice President
Mr. XUE Taohai	49	Executive Director, Vice President and Chief Financial Officer
Mr. ZHANG Chenshuang	53	Executive Director and Vice President
Madam LI Mofang	59	Executive Director, Vice President and Chief Engineer
Mr. HE Ning	43	Executive Director and Vice President
Mr. LI Gang	48	Executive Director
Mr. XU Long	48	Executive Director
Sir Julian Michael HORN-SMITH	56	Non-Executive Director
Dr. LO Ka Shui	58	Independent Non-Executive Director
Mr. Frank K. S. WONG	57	Independent Non-Executive Director
Mr. Moses M. C. CHENG	55	Independent Non-Executive Director

Mr. Wang Jianzhou has served as our Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He is also the President of CMCC, the ultimate controlling shareholder of the Company, and the Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang, now a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering of Zhejiang University with a master’s degree. Mr. Wang has over 27 years of management experience in the telecommunications industry.

Mr. Li Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has been serving as Vice President of CMCC since April 2000. Mr. Li is also a director of CMC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree and has over 29 years of management experience in the telecommunications industry.

Mr. Lu Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer mainly in marketing, wireless data services, billing and settlement and corporate co-operation matters of the Company. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC and Chairman of Aspire Holdings Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree and has nearly 23 years of management experience in the telecommunications industry.

Mr. Xue Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. Mr. Xue is also Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He has over 25 years of experience in the telecommunications industry and financial management.

Mr. Zhang Chenshuang has served as our Executive Director and Vice President since July 2004. Mr. Zhang assists the Chief Executive Officer in the areas of corporate affairs and development strategy of the Company. Mr. Zhang has been serving as Vice President of CMCC since April 2001. Mr. Zhang is also a director of CMC. Mr. Zhang previously served as the Deputy Director General of the Office of the Ministry of Posts and Telecommunications, the Director General of the Neimenggu Posts and Telecommunications Administration, and the Assistant to the President of CMCC. He graduated from the Party School of the CPC and has over 25 years of management experience in the telecommunications industry.

Madam Li Mofang has served as our Executive Director, Vice President and Chief Engineer since July 2004. Madam Li assists the Chief Executive Officer in the areas of technology, research and development of the Company. She has also held the post of Chief Engineer of CMCC since April 2000. Madam Li is also a director of CMC and Aspire Holdings Limited. Madam Li previously served as the Leading Engineer of the Wireless Research Division of the Telecommunications Transmission Research Institute of the Ministry of Posts and Telecommunications, and the Chief Engineer of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. She graduated from Xidian University and received an EMBA degree from Peking University. She has over 34 years of management experience in the telecommunications industry.

Mr. He Ning has served as our Executive Director since August 1998. Mr. He is also a Vice President of the Company, assisting the Chief Executive Officer in the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Administration, the Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing University of Posts and Telecommunications and received a Master’s Degree from Maastricht School of Management of Netherland. He has 21 years of management experience in the telecommunications industry.

Mr. Li Gang has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province and the Vice Chairman and President of Guangdong Mobile. He graduated from Beijing University of Posts and Telecommunications in 1985, and has 31 years of experience in the telecommunications industry.

Mr. Xu Long has served as our Executive Director since August 1999. He is also the Chairman and President of Zhejiang Mobile, responsible for the mobile telecommunications operations in Zhejiang Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Director of the General Office and Deputy Director General of Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 27 years of experience in the telecommunications industry.

Sir Julian Michael Horn-Smith has served as our Non-Executive Officer since March 2005. Sir Julian Michael Horn-Smith is the Deputy Chief Executive Officer and an Executive Director of Vodafone Group Plc. He is also Chairman of the Supervisory Board of Vodafone Deutschland, a Non-Executive Director of Smiths Group Plc. and Lloyds TSB Bank, a member of the Deutsch-Englische Gesellschaft e.V., and serves on the board of the Prince of Wales International Business Leaders Forum (IBLF). Since he joined Vodafone in 1984, Sir Julian Michael Horn-Smith has served as Marketing Executive, Managing Director of Vodapage Ltd., Vodafone Group International Ltd. and Vodafone Airtouch International Ltd., Chief Executive Officer for Europe and Chairman of the Management Board of Mannesmann AG, and Group Chief Operating Officer. Sir Julian Michael Horn-Smith holds a number of other directorships. His directorships held in listed public companies in the last three years include Vodafone, Smiths Group Plc., Lloyds TSB Group Plc. and Lloyds TSB Bank Plc. He obtained an MSc degree in Business Administration from Bath University, and a BSc (Econ) degree from London University. Sir Julian Michael Horn-Smith has many years of management experience in the telecommunications industry worldwide.

Dr. Lo Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and a past chairman of the Listing Committees of the Main Board and the Growth Enterprise Market in Hong Kong, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of the Council of Advisors on Innovation and Technology and a Member of the Airport Authority in Hong Kong. He was previously the Chairman of the Hospital Authority in Hong Kong. A number of other directorships he has been holding in listed public companies in the last three years include City e-Solutions Limited, Melco International Development Limited, The HSBC China Fund Limited, Tom Online Inc. and Winsor Properties Holdings Limited. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate Degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 25 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K. S. Wong has served as our independent Non-Executive Director since August 2002. Mr. Wong is currently a Board member and the Chief Operating Officer of DBS Group Holdings Ltd, a listed public company, the Vice Chairman and the Chief Operating Officer of DBS Bank Ltd and Chairman of DBS Bank (Hong Kong) Limited. During March 2004 to January 2005, Mr. Wong served as a non-executive director of SNP Leefung Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited. He previously served as the Designated Chief Executive for National Westminster Bank’s Hong Kong branch and also held various senior positions in J.P. Morgan’s Hong Kong and London operations, and in Citibank-North Asia Region. Mr. Wong also served in various positions with Hong Kong’s government bodies including as the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.

Mr. Moses M.C. Cheng has served as our independent Non-Executive Director since March 2003. Mr. Cheng is a practicing solicitor and a senior partner of Messrs. P. C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He was the Founder Chairman of the Hong Kong Institute of Directors, of which he currently is the Honorary President and Chairman Emeritus. A number of other directorships he has been holding in listed public companies in the last three years include Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Kader Holdings Company Limited, K. Wah Construction Materials Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited and Tian An China Investments Company Limited. Mr. Cheng has also held a number of past directorships in listed public companies in the last three years, including Quality HealthCare Asia Limited, StockMartnet Holdings Ltd., China Online (Bermuda) Limited, Pokfulam Development Company Limited and Kingway Brewery Holdings Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2004 for services performed as directors, officers or employees was approximately RMB18 million (US$2.2 million).

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. As at December 31, 2004, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 102,859,000. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the New Scheme is 1,738,692,445. 290,176,000 share options were granted under the New Scheme during the year ended December 31, 2004.

The consideration payable for the grant of each option under each of the Old Scheme and the New Scheme is HK$1.00. For options granted before September 1, 2001 under the Old Scheme, the exercise price of the options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

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

As at December 31, 2004, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under both the Old Scheme and, from June 24, 2002 onwards, the New Scheme. In 2004, 28,985,500 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

Board Practices

To enhance our corporate governance, we have three principal board committees, the audit committee, the remuneration committee and the nomination committee. The audit committee, the remuneration committee and the nomination committee are all comprised solely of independent non-executive directors.

Audit Committee

The members of our audit committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Moses M.C. Cheng. The audit committee’s major responsibilities include:

•	to review the financial reports, the related report of independent registered public accounting firm and management’s responses to the reports;

•	to discuss the audit procedures with the independent registered public accounting firm as well as any issues arising out of such procedures;

•	to review the appointment of the independent registered public accounting firm, the audit and non-audit fees and any matters relating to the termination or resignation of the independent registered public accounting firm; and

•	to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our Board on a regular basis.

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

Nomination Committee

The members of our nomination committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Moses M.C. Cheng. The primary responsibilities of the nomination committee include:

•	to review, advise and make recommendations to the board on the matters in relation to the appointment and re-appointment of board members; and

•	to ensure the proper and transparent procedures for the appointment and re-appointment of directors.

Meetings of the nomination committee are held when necessary.

Employees

See “Item 4. Information on the Company — Business Overview — Employees”.

Share Ownership

As of December 31, 2004, the following directors and those members of our senior management named in the section entitled “Directors and Senior Management” had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2004, options exercisable for an aggregate of 7,601,000 shares had been granted to the following directors and those members of our senior management named in the section “Directors and Senior Management” under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$33.91 per share through October 7, 2007.

Director	Number of shares covered by options
He Ning	1,000,000
Li Gang	1,000,000

The following options are exercisable at a price of HK$45.04 per share through October 7, 2007.

Director	Number of shares covered by options
He Ning	83,000
Li Gang	90,000
Xu Long	585,000

The following options are exercisable at a price of HK$45.04 per share from April 25, 2005 through October 7, 2007.

Director	Number of shares covered by options
He Ning	83,000
Li Gang	90,000
Xu Long	585,000

The following options are exercisable at a price of HK$32.10 per share through October 7, 2007.

Director	Number of shares covered by options
He Ning	45,000
Li Gang	50,000
Xu Long	47,500

The following options are exercisable at a price of HK$32.10 per share from June 22, 2006 through October 7, 2007.

Director	Number of shares covered by options
He Ning	45,000
Li Gang	50,000
Xu Long	47,500

The following options are exercisable at a price of HK$22.85 per share through July 2, 2012.

Director	Number of shares covered by options
Xue Taohai	100,000
He Ning	90,000
Li Gang	95,000
Xu Long	90,000

The following options are exercisable at a price of HK$22.85 per share from July 3, 2007 through July 2, 2012.

Director	Number of shares covered by options
Xue Taohai	100,000
He Ning	90,000
Li Gang	95,000
Xu Long	90,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2005 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	128,000
Lu Xiangdong	128,000
Xue Taohai	128,000

Director	Number of shares covered by options
Zhang Chengshuang	128,000
Li Mofang	128,000
He Ning	128,000
Li Gang	108,000
Xu Long	104,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2006 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	96,000
Lu Xiangdong	96,000
Xue Taohai	96,000
Zhang Chengshuang	96,000
Li Mofang	96,000
He Ning	96,000
Li Gang	81,000
Xu Long	78,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2007 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	96,000
Lu Xiangdong	96,000
Xue Taohai	96,000
Zhang Chengshuang	96,000
Li Mofang	96,000
He Ning	96,000
Li Gang	81,000
Xu Long	78,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2005 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	240,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2006 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	180,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2007 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	180,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2005, approximately 75.5% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2005, our majority shareholders held, directly or indirectly, between approximately 75% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2005, CMCC indirectly owns an aggregate of approximately 75.5% of our issued and outstanding share capital.

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

International Roaming Arrangements

Prior to July 1, 2004, international roaming and international long distance calling charges incurred by an international mobile telecommunications services subscriber making or receiving a call while roaming in Mainland China were collected for us and credited to us by CMCC, and we would make the necessary settlement with the relevant telecommunications operators in Mainland China. CMCC also collected a 15% handling charge on the roaming and international long distance calling charges from the international mobile telecommunications operators and shared such handling charge equally with us. When our subscribers roamed internationally, we would collect the roaming and international long distance calling charges together with a 15% handling charge from our subscribers and would pay the roaming and international long distance calling charges together with half of the handling charge collected to CMCC, which would make the necessary settlement with the international mobile telecommunications operators concerned. Where long distance charges could not be distinguished from base roaming charges, such long distance charges were grouped under roaming charges.

Following the completion of our acquisition of the telecommunication assets from our parent company in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. As a result, we no longer have inter-provincial roaming and interconnection arrangement with CMCC and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to the agreement we entered into with CMCC on July 1, 2004, CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunication service providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunication service providers in foreign countries and regions.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, Brunei, Cambodia, Indonesia, New Zealand, South Korea, Thailand and the United States. In addition, it has filed applications in Bangladesh, Canada, India, Malaysia and Philippines to register the “CHINA MOBILE” name and logo as a trademark for certain goods and services. In July 2002, we entered into a licensing agreement with CMCC for, among other things, the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. This licensing agreement replaces the previous licensing agreements entered into with CMCC in October 1999 and the supplemental licensing agreement entered into in September 2000. In addition, each of the companies that we acquired in July 2004, other than Jingyi, has entered into a licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee is payable until December 31, 2007.

Spectrum Fees

The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks. In October 1999, we entered into an agreement with CMCC (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to us in Mainland China. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and CMCC’s operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks will be adjusted progressively over a period of three years, and the adjustments will be effective from July 1, 2002 for a period of five years. For the first year, spectrum usage fees for GSM networks will be charged at the annual rate of RMB7.5 million per MHz frequency. For the second year, the annual fee will be RMB11.25 million per MHz frequency and from the third year onward, the annual fee will be RMB15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged. The allocation of spectrum usage fees between CMCC and us remains the same under our existing agreement.

Following the completion of our acquisition of the telecommunication assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004, pursuant to which CMCC will collect spectrum usage fees from us and make payment to the Ministry of Information Industry.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Following the completion of our acquisition of the telecommunication assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004, pursuant to which CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pay the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers.

Platform Development

Aspire is 66.4% owned by us, and it is a joint venture with Vodafone and Hewlett-Packard Company. It entered into a platform development master agreement with us on January 10, 2001. Under the platform development master agreement, Aspire (or its subsidiaries) provides technology platform development and maintenance services to us and our subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

Under the platform development master agreements, we will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

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

In addition, each of the companies that we acquired in July 2004 has entered into property leasing and management agreements with CMCC with terms similar to the agreements for our existing subsidiaries.

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

In April 2004, each of our Company, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and China Mobile Communication Company Limited has entered into agreements with CMCC and its respective subsidiaries in respect of the provision of the following services by CMCC or its subsidiaries:

(i)	property leasing and property management services;

(ii)	telecommunications project planning, design and construction services;

(iii)	telecommunications line and pipeline construction services; and

(iv)	telecommunications line maintenance services.

For the services described in (ii), (iii) and (iv) above, the charges payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges are determined with reference to market rates.

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

Miscellaneous

These transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), these transactions are considered to be “connected transactions” and (other than the licensing of trademarks and the arrangements entered into by the subsidiaries we acquired in 2004) would normally require full disclosure and, in certain circumstances, prior independent shareholders’ approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) to grant, and the Hong Kong Stock Exchange has granted, waivers from compliance with the normal approval and disclosure requirements related to connected transactions under the Hong Kong Listing Rules (except for the licensing of trademarks and the arrangements entered into by the subsidiaries we acquired in 2004), which will be effective until December 31, 2004, except that the waivers for transactions relating to platform development will be effective until December 31, 2006, upon the following conditions as applicable:

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

(7)	with respect to the following types of transactions entered into and to be entered into by us, waivers were applied for and granted under the additional condition that they shall not exceed the relevant upper limits set out below in each of our fiscal years to which the relevant waivers relate:

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004) to subsidiaries of CMCC for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated operating revenue in such year;

•	payments payable by Hebei Mobile to the relevant subsidiaries of CMCC for purchase of transmission towers, transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated operating revenue in such year;

•	handling charges received by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), from subsidiaries of CMCC in respect of prepaid services for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year, and handling charges paid by us to subsidiaries of CMCC in respect of prepaid services for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year;

•	handling charges received by the eight regional mobile telecommunications companies we acquired in 2002 from the subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year, and handling charges paid by the eight regional mobile telecommunications companies we acquired in 2002 to subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year;

•	payments payable by us and CMCC to Aspire or its subsidiaries in respect of platform development charges in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year;

•	payments in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	telecommunications lines maintenance services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.04% of our consolidated operating revenue in such year;

•	property leasing and property management services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year; and

•	payments to Hubei Communication Services Company, a subsidiary of CMCC, by us in respect of the purchase of transmission towers and related services in any fiscal year shall not exceed 0.5% of our consolidated operating revenue in such year.

Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 24, 2002 and May 15, 2003, respectively.

Following the completion of our acquisition of the telecommunication assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

(i)	the Property Leasing Agreement pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and warehouses and CMCC and its subsidiaries provide to us property management services; under this agreement, the charges payable are based on market rates an the payments payable by us to CMCC and its subsidiaries shall not exceed RMB800 million, RMB900 million and RMB1,000 million for the fiscal years ending December 31, 2005, 2006 and 2007, respectively; and

(ii)	the Telecommunications Services Agreement pursuant to which our subsidiaries obtain telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services from CMCC and its subsidiaries. Under this agreement, the charges payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges are determined with reference to market rates. The payments payable to us by CMCC and its subsidiaries shall not exceed RMB2,500 million for each of the three fiscal years ending December 31, 2007.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of and the returns achieved for our shareholders, especially minority shareholders. Having taken into account such factors as our financial position, cash flow position and requirements to ensure the sustainable future growth of our business, our board of directors recommended payment of a final dividend of HK$0.46 per share for the financial year ended December 31, 2004. This, together with the interim dividend of HK$0.20 per share already paid during 2004, amounted to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3% over the annual dividend of HK$0.36 per share for the financial year 2003 and a dividend payout ratio of 32.7%. Our board of directors is of the view that our strong free cash flow will be capable of supporting the investments required to sustain steady growth and generate a good cash return to our shareholders. We will endeavor to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

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

As of December 31, 2004 and May 31, 2005, there were 19,700,639,399 and 19,723,660,899, respectively, ordinary shares issued and outstanding. As of December 31, 2004 and May 31, 2005, there were, respectively, 258 and 255 registered holders of American depositary receipts evidencing 43,535,355 and 41,939,801 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows. The information for periods prior to July 2000 has been restated to reflect the change in our ADS-to-share ratio from one-to-twenty to one-to-five, which became effective on July 5, 2000.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2000	79.00	40.30	50.73	25.94
2001	50.50	19.40	33.00	13.19
2002	28.40	17.80	17.87	11.30
2003	23.90	14.85	15.54	9.30
First Quarter	20.10	15.45	12.88	9.85
Second Quarter	19.75	14.85	12.56	9.30
Third Quarter	21.55	18.70	13.64	11.80
Fourth Quarter	23.90	20.80	15.54	13.21

2004	27.85	19.25	18.07	12.31
First Quarter	27.85	22.35	18.07	14.01
Second Quarter	23.75	19.25	15.16	12.31
Third Quarter	24.60	21.15	15.90	13.63
Fourth Quarter	26.90	22.15	17.32	14.39
December	26.90	25.70	17.32	16.53

2005
January	26.65	23.45	17.10	14.91
February	26.15	23.75	16.50	15.22
March	26.45	24.30	17.08	15.70
April	27.00	25.05	17.80	16.20
May	28.45	26.30	18.26	17.10

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

Directors

Material Interests. A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest in accordance with the provisions of the Companies Ordinance (Chapter 32) of Hong Kong and the Articles of Association. A director shall not vote, or be counted in the quorum, on any resolution of the board in respect of any contract or arrangement or proposal in which he or any of his Associates (as such term is defined in the Listing Rules of the Hong Kong Stock Exchange), is to his knowledge, materially interested, and if he shall do so his vote shall not be counted or counted in the quorum for that resolution. The above prohibition shall not apply to any contract, arrangement or proposal:

•	for the giving by us of any security or indemnity to the director or his Associates in respect of money lent or obligations incurred or undertaken by him at the request of, or for, our or any of our subsidiaries’ benefit;

•	for the giving by us of any security to a third party in respect of our or any of our subsidiaries’ debt or obligation for which the director or his Associates has himself or themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

•	concerning an offer of the shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the director or his Associates are, or are to be, interested as a participant in the underwriting or sub-underwriting of the offer;

•	in which the director is interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his interest in our shares or debentures or other securities;

•	concerning any other company in which the director or his Associates are interested, directly or indirectly, as an officer or a shareholder or in which the director or his Associates are beneficially interested in shares of that company other than a company in which the director and any of his Associates, are beneficially interested in five percent or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his Associates is derived) or of the voting rights (excluding for the purpose of calculating such five percent interest any indirect interest of such director or his Associates by virtue of our interest in such company);

•	for the benefit of our or any of our subsidiaries’ employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to both our, or any of our subsidiaries’, directors and employees and such directors’ Associates and does not give the director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•	concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries’ employees under which the director or his Associates may benefit.

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

Each director is subject to retirement by rotation at least once every three years. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

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

Miscellaneous

We keep our share register with our share registrar, which is Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909.

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for certain arrangements we have entered into with CMCC.

Interconnection Arrangements

Each of our operating subsidiaries has entered into interconnection agreements with other operators in its network area. The economic terms of the interconnection arrangements are described under “Item 4. Information on the Company — Business Overview — Interconnection”.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable. Any devaluation of the Renminbi would increase our effective cost of foreign manufactured equipment or components, and of satisfying any other foreign currency denominated liabilities. In addition, any such devaluation would reduce the U.S. dollar value of any dividends declared in Renminbi. During 2002, 2003 and 2004, the Renminbi has remained stable against the U.S. dollar.

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

On March 16, 2005, the Financial Secretary of the Hong Kong Special Administrative Region announced in his 2005/06 budget speech that the Hong Kong Government would propose for the abolition of estate duty. However, as of the date of this annual report, the relevant law has not been passed and estate duty has not been abolished.

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term, fixed- and variable-rate bank and other loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2004.

We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated short-term and long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2004, we had no foreign exchange forward contracts outstanding. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2004 and 2003.

	Expected Maturity Date						As of December 31, 2004		As of December 31, 2003
	2005	2006	2007	2008	2009	Thereafter	Total Recorded Amount	Fair value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under capital lease	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Fixed rate bank and other loans	1,432	—	—	—	—	—	1,432	1,408	1,659	1,668
Average interest rate	3.53%	—	—	—	—	—	3.53%	—	1.77%	—
Variable rate bank and other loans	1,023	—	—	—	—	—	1,023	1,023	7,119	7,119
Average interest rate	3.82%	—	—	—	—	—	3.82%	—	3.98%	—
Fixed rate notes	—	—	—	—	—	—	—	—	4,984	5,209
Average interest rate	—	—	—	—	—	—	—	—	7.88%	—
Convertible notes	5,725	—	—	—	—	—	5,725	5,666	5,735	5,713
Average interest rate	2.25%	—	—	—	—	—	2.25%	—	2.25%	—
Bonds	—	—	3,000	—	—	10,000	13,000	12,119	13,000	13,054
Average interest rate	—	—	3.50%	—	—	4.18%	4.03%	—	4.03%	—
Deferred payable	—	—	—	—	—	23,633	23,633	23,633	9,976	9,976
Average interest rate	—	—	—	—	—	3.10%	3.10%		3.80%	—

*	The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks, cash and cash equivalents, short and long-term debt obligations and capital commitments as of December 31, 2004 and 2003.

	Expected Maturity Date						As of December 31, 2004		As of December 31, 2003
	2005	2006	2007	2008	2009	Thereafter	Total Recorded Amount	Fair value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments:
Deposits with banks:
in U.S. dollars	900	—	—	—	—	—	900	900	421	421
in Hong Kong dollars	135	—	—	—	—	—	135	135	135	135
Cash and cash equivalents:
in U.S. dollars	1,280	—	—	—	—	—	1,280	1,280	2,535	2,535
in Hong Kong dollars	1,243	—	—	—	—	—	1,243	1,243	321	321
Debts:
Fixed rate bank and other loans (U.S. dollar)	63	—	—	—	—	—	63	63	207	211
Average interest rate	5.29%	—	—	—	—	—	5.29%	—	6.16%	—
Fixed rate notes (U.S. dollar)	—	—	—	—	—	—	—	—	4,984	5,209
Average interest rate	—	—	—	—	—	—	—	—	7.88%	—
Convertible notes (U.S. dollar)	5,725	—	—	—	—	—	5,725	5,666	5,735	5,713
Average interest rate	2.25%	—	—	—	—	—	2.25%	—	2.25%	—
Deferred payable(1)	—	—	—	—	—	23,633	23,633	23,633	9,976	9,976
Average interest rate	—	—	—	—	—	3.10%	3.10%		3.80%	—
Capital commitments authorized and contracted for in U.S. dollar	—	—	—	—	—	—	—	—	—	—

(1)	Pursuant to our agreements with CMCC and China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in July 2002, and the ten regional mobile telecommunications companies and other telecommunications assets in July 2004, respectively, we have the option to pay the deferred payable in either U.S. dollars, Hong Kong dollars or Renminbi.

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

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and other designated senior officers of the Company. A copy of our Code of Ethics for Covered Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003, and may also be downloaded from our website at http://www.chinamobilehk.com/investor_relations/pdf/CMHK_2003_20f_en.pdf. Copies of our Code of Ethics for Covered Officers may also be obtained at no charge by writing to our investor relations department at 60/F., The Center, 99 Queen’s Road Central, Hong Kong.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2004:

	Audit Fees			Audit-Related Fees	Tax Fees	Other Fees
2003	US$	5,064,000		—	—	US$ 500,000
2004	US$	16,591,000	[1]	—	—	US$ 772,000

(1)	Including the audits fees in the amount of US$9,000,000 we paid in connection with our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

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

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report.

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5 billion guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

Exhibit Number	Description of Exhibit

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (1)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (1)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (1)

4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (1)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

4.11	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule). (1)

4.12	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

4.13	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (1)

4.14	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (1)

4.15	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (1)

4.16	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (1)

4.17	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (1)

4.18	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.19	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

Exhibit Number	Description of Exhibit

4.20	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).(3)

4.21	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation).(3)

4.22	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).(3)

4.23	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).(3)

4.24	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).(3)

4.25	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).(3)

4.26	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).(3)

4.27	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).(3)

4.28	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation).(3)

4.29	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.30	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(4)

4.31	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service.(4)

4.32	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(4)

4.33	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(4)

4.34	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(4)

4.35	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(4)

Exhibit Number	Description of Exhibit

4.36	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(4)

4.37	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(4)

4.38	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(4)

4.39	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(4)

4.40	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(4)

4.41	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(4)

4.42	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(4)

4.43	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(4)

4.44	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(4)

4.45	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(4)

8.1	List of major subsidiaries.

11.1	Code of Ethics.(1)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696; 333-12222), filed with the U.S. Securities and Exchange Commission on June 17, 2004.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 17, 2003.
(4)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MOBILE (HONG KONG) LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 13, 2005

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5 billion guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).

4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (1)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (1)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (1)

4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (1)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

4.11	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule). (1)

4.12	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (1)

Exhibit Number	Description of Exhibit
4.13	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (1)

4.14	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (1)

4.15	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (1)

4.16	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (1)

4.17	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (1)

4.18	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.19	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.20	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation). (3)

4.21	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation). (3)

4.22	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation). (3)

4.23	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation). (3)

4.24	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation). (3)

4.25	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation). (3)

4.26	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation). (3)

4.27	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation). (3)

2

Exhibit Number	Description of Exhibit
4.28	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation). (3)

4.29	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

4.30	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(4)

4.31	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service.(4)

4.32	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(4)

4.33	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(4)

4.34	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(4)

4.35	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(4)

4.36	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(4)

4.37	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(4)

4.38	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(4)

4.39	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(4)

4.40	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(4)

4.41	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(4)

4.42	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(4)

4.43	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(4)

4.44	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(4)

4.45	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(4)

8.1	List of major subsidiaries.

3

Exhibit Number	Description of Exhibit
11.1	Code of Ethics.(1)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696; 333-12222), filed with the U.S. Securities and Exchange Commission on June 17, 2004.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the U.S. Securities and Exchange Commission on June 17, 2003.
(4)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the Securities and Exchange Commission on October 30, 2000.

4

China Mobile (Hong Kong) Limited

For the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile (Hong Kong) Limited:

We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited and subsidiaries (the “Group”) as of December 31, 2003 and 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong Kong) Limited and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG

Hong Kong

March 11, 2005

Consolidated Statements of Income

(Amounts in millions, except share data)

		Year ended December 31,
		2002	2003	2004	2004
	Note	RMB	RMB	RMB	US$
Operating revenue

Usage fees		93,272	111,027	128,534	15,530
Monthly fees		16,901	20,666	24,760	2,992
Other operating revenue		18,388	26,911	39,087	4,722

Total operating revenue	4	128,561	158,604	192,381	23,244

Operating expenses

Leased lines		5,287	4,914	3,861	466
Interconnection		12,975	12,868	12,072	1,459
Depreciation		26,827	36,611	44,320	5,355
Personnel		6,757	7,700	9,717	1,174
Other operating expenses		27,919	43,308	62,677	7,573

Total operating expenses	5	79,765	105,401	132,647	16,027

Operating profit		48,796	53,203	59,734	7,217

Amortization of goodwill	14	(936)	(1,850)	(1,930)	(233)

Other net income	6	1,686	2,464	3,167	383

Non-operating net income	7	571	434	900	109

Interest income		713	807	1,014	122

Finance costs	20	(1,852)	(2,099)	(1,679)	(203)

Profit before tax		48,978	52,959	61,206	7,395

Income tax	8	(16,375)	(17,412)	(19,180)	(2,317)

Profit after tax		32,603	35,547	42,026	5,078

Minority interests		(2)	9	(22)	(3)

Profit attributable to shareholders		32,601	35,556	42,004	5,075

Dividends attributable to the year:
Interim dividend declared and paid during the year	9	—	3,339	4,175	504
Final dividend proposed after the balance sheet date	9	6,678	4,178	9,614	1,162

		6,678	7,517	13,789	1,666

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Continued)

(Amounts in millions, except share data)

		Year ended December 31,
		2002	2003	2004	2004
	Note	RMB	RMB	RMB	US$
Basic net profit per share	3(u)	RMB 1.70	RMB1.81	RMB2.14	US$	0.26

Weighted average number of shares used in calculating basic net profit per share (thousands)		19,151,322	19,671,654	19,673,185

Diluted net profit per share	3(u)	RMB 1.70	RMB1.81	RMB2.13	US$	0.26

Weighted average number of shares used in calculating diluted net profit per share (thousands)		19,243,050	19,762,812	19,774,093

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in millions)

		December 31,
		2003	2004	2004
	Note	RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		39,129	45,149	5,455
Deposits with banks		17,227	20,264	2,448
Accounts receivable	10	6,116	6,553	792
Other receivables	11	1,787	1,879	227
Inventories		2,050	2,499	302
Prepayments and other current assets		2,128	2,974	359
Tax recoverable		258	235	28
Amount due from ultimate holding company	12	762	356	43

Total current assets		69,457	79,909	9,654

Fixed assets	13	171,604	218,063	26,347
Construction in progress		28,370	31,239	3,774
Goodwill	14	34,373	35,300	4,265
Interest in associates	15	16	—	—
Investment securities	16	77	77	9
Deferred tax	17	3,263	4,068	492
Deferred expenses	18	143	96	12

Total assets		307,303	368,752	44,553

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Continued)

(Amounts in millions)

		December 31,
		2003	2004	2004
	Note	RMB	RMB	US$
Liabilities and shareholders’ equity

Current liabilities
Accounts payable	19	25,225	35,036	4,233
Bills payable		2,059	1,676	203
Deferred revenue - current portion	23	9,476	12,936	1,563
Bank loans and other interest-bearing borrowings	20	13,090	8,180	988
Taxes payable		4,516	6,664	805
Obligations under capital lease - current portion	21	68	68	8
Amount due to immediate holding company	12	47	98	12
Amount due to ultimate holding company	12	1,352	459	55
Accrued expenses and other payables	22	22,317	32,549	3,933

Total current liabilities		78,150	97,666	11,800

Deferred taxation	17	97	105	13
Bank loans and other interest-bearing borrowings	20	19,407	13,000	1,571
Amount due to immediate holding company	12	9,976	23,633	2,855
Deferred revenue - long term portion	23	688	944	114

Total liabilities		108,318	135,348	16,353

Minority interests		182	243	29

Shareholders’ equity		198,803	233,161	28,171

Total liabilities and shareholders’ equity		307,303	368,752	44,553

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in millions)

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Operating activities
Profit before taxation	48,978	52,959	61,206	7,395
Adjustments for:
- Depreciation of fixed assets	26,827	36,611	44,320	5,355
- Amortization of goodwill	936	1,850	1,930	233
- Profit on deemed disposal of a subsidiary	(255)	—	—	—
- Loss on sale of fixed assets	205	795	535	65
- Write off of fixed assets	96	669	5,900	713
- Provision for doubtful accounts	1,749	2,006	2,273	274
- Amortization of deferred expenses	43	47	47	6
- Interest income	(713)	(807)	(1,014)	(123)
- Interest expense and capital lease charges	1,852	2,099	1,679	203
- Dividend income	(25)	(48)	(84)	(10)
- Unrealized exchange loss, net	8	47	24	3

Operating profit before changes in working capital	79,701	96,228	116,816	14,114

Increase in inventories	(234)	(464)	(106)	(13)
Decrease in amount due from fellow subsidiaries	—	—	896	108
Decrease in amount due from ultimate holding company	765	520	662	80
Increase in accounts receivable	(733)	(1,968)	(2,082)	(252)
(Increase)/decrease in other receivables	(234)	(259)	377	46
Decrease/(increase) in prepayments and other current assets	91	(69)	(555)	(67)
Decrease in amount due to fellow subsidiaries	—	—	(4,661)	(563)
Increase/(decrease) in amount due to ultimate holding company	450	135	(1,257)	(152)
Increase/(decrease) in amount due to immediate holding company	402	(355)	—	—
Increase in accounts payable	4,915	940	2,707	327
Increase in accrued expenses and other payables	469	6,246	6,365	769
Increase in deferred revenue	2,370	2,535	2,724	329

Cash generated from operations	87,962	103,489	121,886	14,726

Tax paid
- PRC income tax paid	(18,540)	(17,955)	(18,107)	(2,188)

Net cash from operating activities carried forward	69,422	85,534	103,779	12,538

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

		Year ended December 31,
		2002	2003	2004	2004
	Note	RMB	RMB	RMB	US$
Net cash from operating activities brought forward		69,422	85,534	103,779	12,538

Investing activities
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries		—	(5,200)	—	—
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	(b)	(28,733)	—	(12,238)	(1,478)
Capital expenditure		(41,000)	(43,871)	(59,143)	(7,146)
Proceeds from sale of fixed assets		411	233	93	11
Proceeds from issuance of shares to minority interest by subsidiary, net of expenses		412	—	—	—
Decrease/(increase) in deposits with banks		3,901	(6,158)	(3,037)	(367)
Interest received		867	656	939	113
Dividends received from associate		25	48	84	10

Net cash used in investing activities		(64,117)	(54,292)	(73,302)	(8,857)

Financing activities
Proceeds from issue of shares, net of expenses		5,970	—	703	85
Redemption of fixed rate notes		—	—	(4,978)	(601)
Proceeds from bank and other loans		6,955	760	—	—
Repayments of bank and other loans		(12,232)	(12,790)	(9,783)	(1,182)
Repayment of obligations under capital lease		(1,652)	—	—	—
Proceeds from issue of bonds		8,000	—	—	—
Expenses on issue of bonds		(53)	—	—	—
Capital elements of capital leases rentals paid		—	—	(10)	(1)
Interest paid		(1,539)	(2,640)	(2,040)	(246)
Dividends paid		—	(10,018)	(8,349)	(1,009)

Net cash from / (used in) financing activities		5,449	(24,688)	(24,457)	(2,954)

Net increase in cash and cash equivalents		10,754	6,554	6,020	727

Cash and cash equivalents at beginning of year		21,821	32,575	39,129	4,728

Cash and cash equivalents at end of year		32,575	39,129	45,149	5,455

Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed		5,004	5,696	7,100	858
Cash and bank balances		27,571	33,433	38,049	4,597

		32,575	39,129	45,149	5,455

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

(a)	Acquisition of subsidiaries

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Net assets acquired:
Fixed assets	43,665	—	34,678
Construction in progress	7,024	—	3,922
Deferred tax	918	—	193
Inventories	323	—	343
Amount due from ultimate holding company	1,544	—	256
Amount due from fellow subsidiaries	—	—	896
Accounts receivable	1,206	—	589
Other receivables	344	—	417
Prepayments and other current assets	579	—	291
Cash and cash equivalents	5,339	—	4,315
Bank loans and other interest-bearing borrowings	(4,342)	—	(3,460)
Bills payable	(66)	—	(31)
Amount due to ultimate holding company	(526)	—	(364)
Amount due to fellow subsidiaries	—	—	(4,661)
Accounts payable	(3,849)	—	(4,272)
Obligations under capital leases	—	—	(10)
Accrued expenses and other payables	(4,657)	—	(4,263)
Long-term bank loans and other interest-bearing borrowings	(11,285)	—	—
Taxes payable	(1,395)	—	(490)
Deferred revenue	(1,022)	—	(992)
Deferred taxation	—	—	(4)

	33,800	—	27,353

Goodwill arising on acquisition	37,159	—	2,857

	70,959	—	30,210

Satisfied by: Cash consideration	49,248	—	30,210
Issue of ordinary shares	21,711	—	—

	70,959	—	30,210

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

(b)	Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Cash consideration	49,248	—	30,210
Cash and bank balances acquired	(5,339)	—	(4,315)
Amount due to immediate holding company	(15,176)	—	(13,657)

Net outflow of cash and cash equivalents in respect of acquisition of subsidiaries	28,733	—	12,238

(c)	Significant non-cash transactions:

The Group incurred payables of RMB23,584 and RMB1,660 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

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

Consolidated Statements of Shareholders’ Equity

(Amounts in millions, except share data)

Statements of shareholders’ equity for the years:

	Number of ordinary shares	Share capital	Share premium	Capital Reserve	General reserve	PRC statutory reserves	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Shareholders’ equity at January 1, 2002	18,605,405,241	1,986	347,011	(295,665)	72	17,676	41,903	112,983
Transfer from statements of income	—	—	—	—	—	—	32,601	32,601
Shares issued under share option scheme	2,100,000	—	24	—	—	—	—	24
Issue of new shares	236,634,212	25	6,180	—	—	—	—	6,205
Issue of consideration shares for acquisition of subsidiaries	827,514,446	88	21,623	—	—	—	—	21,711
Expenses incurred in connection with the issue of consideration shares	—	—	(259)	—	—	—	—	(259)
Appropriation	—	—	—	—	—	7,038	(7,038)	—

Shareholders’ equity at December 31, 2002	19,671,653,899	2,099	374,579	(295,665)	72	24,714	67,466	173,265

Shareholders’ equity at January 1, 2003	19,671,653,899	2,099	374,579	(295,665)	72	24,714	67,466	173,265
Transfer from statements of income	—	—	—	—	—	—	35,556	35,556
Dividends approved in respect of previous year	—	—	—	—	—	—	(6,679)	(6,679)
Dividends declared in respect of current year	—	—	—	—	—	—	(3,339)	(3,339)
Appropriation	—	—	—	—	—	7,972	(7,972)	—

Shareholders’ equity at December 31, 2003	19,671,653,899	2,099	374,579	(295,665)	72	32,686	85,032	198,803

Shareholders’ equity at January 1, 2004	19,671,653,899	2,099	374,579	(295,665)	72	32,686	85,032	198,803
Transfer from statements of income	—	—	—	—	—	—	42,004	42,004
Dividend approved in respect of previous year	—	—	—	—	—	—	(4,174)	(4,174)
Dividend approved in respect of current year	—	—	—	—	—	—	(4,175)	(4,175)
Shares issued under share option scheme	28,985,500	3	700	—	—	—	—	703
Appropriation	—	—	—	—	—	9,591	(9,591)	—

Shareholders’ equity at December 31, 2004	19,700,639,399	2,102	375,279	(295,665)	72	42,277	109,096	233,161

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation

China Mobile (Hong Kong) Limited (“the Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities in the People’s Republic of China (“PRC”) and market their services under the “China Mobile” logo, which is a registered trademark owned by China Mobile Communications Corporation (“China Mobile”), a company incorporated in the PRC in July 1999 to hold and operate the mobile telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry (“MII”) have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

Prior to the restructuring (as described below, the “Restructuring”), the Group’s Total Access Communications Systems (“TACS”) and Global System for Mobile Communications (“GSM”) networks in Guangdong were owned by Guangdong Mobile Communication Corporation (together with the successor wholly-owned foreign enterprise formed in connection with the Restructuring, “Guangdong Mobile”), an enterprise formed in September 1988 and wholly owned by the MII on behalf of the State. Prior to the Restructuring, the Group’s GSM network in Zhejiang was owned by Zhejiang GSM Mobile Communication Company Limited (together with the successor sino-foreign joint venture company formed in connection with the Restructuring, “Zhejiang Mobile”), a company formed in February 1996 and 98.55% owned by the Zhejiang Provincial Posts and Telecommunications Administrations (“PTA”) (“Zhejiang PTA”), while the Group’s TACS networks in Zhejiang were owned and operated directly by the Zhejiang PTA.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

Restructuring

Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of CMHK (BVI), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited (“CMHKG”), which in turn is 51% owned by Telpo Communications (Group) Limited (“Telpo”), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, China Mobile acquired a 100% controlling interest in CMHKG. As a result of this, China Mobile indirectly holds approximately 75% equity interest in the Company. Guangdong Mobile was formed as a wholly foreign-owned enterprise whereas Zhejiang Mobile was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

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

Goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile (RMB15,569), being the excess of the cost of investments (RMB24,120) over the fair value of the Group’s share of the separable net assets acquired (RMB8,551), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net asset value of Jiangsu Mobile at December 31, 1997 (RMB8,065), adjusted for additional earnings to June 3, 1998, the completion date of the First Acquisition, of RMB489.

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

Goodwill arising on the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile (RMB42,340), being the excess of the cost of investments (RMB52,953) over the fair value of the Group’s share of the separable net assets acquired (RMB10,613), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Fujian Mobile, Henan Mobile and Hainan Mobile at June 30, 1999 (RMB9,624), adjusted for additional earnings to November 11, 1999, the completion date of the Second Acquisition, of RMB989.

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

Acquisition of Beijing Mobile Communication Company Limited (“Beijing Mobile”), Shanghai Mobile Communication Company Limited (“Shanghai Mobile”), Tianjin Mobile Communication Company Limited (“Tianjin Mobile”), Hebei Mobile Communication Company Limited (“Hebei Mobile”), Liaoning Mobile Communication Company Limited (“Liaoning Mobile”), Shandong Mobile Communication Company Limited (“Shandong Mobile”) and Guangxi Mobile Communication Company Limited (“Guangxi Mobile”)

Pursuant to an ordinary resolution passed by the Company’s shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile (BVI) Limited (“Beijing Mobile BVI”), Shanghai Mobile (BVI) Limited (“Shanghai Mobile BVI”), Tianjin Mobile (BVI) Limited (“Tianjin Mobile BVI”), Hebei Mobile (BVI) Limited (“Hebei Mobile BVI”), Liaoning Mobile (BVI) Limited (“Liaoning Mobile BVI”), Shandong Mobile (BVI) Limited (“Shandong Mobile BVI”) and Guangxi Mobile (BVI) Limited (“Guangxi Mobile BVI”) from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the “Third Acquisition”). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

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

Goodwill arising on the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile (RMB238,891), being the excess of the cost of investments (RMB271,485) over the fair value of the Group’s share of the separable net assets acquired (RMB32,594), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile at June 30, 2000 (RMB29,966), adjusted for additional earnings to November 12, 2000, the completion date of the Third Acquisition, of RMB2,628.

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

Positive goodwill arising on the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (RMB37,159), being the excess of the cost of investments (RMB70,959) over the fair value of the Group’s share of the separable net assets acquired (RMB33,800), is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile at December 31, 2001 (RMB30,982), adjusted for additional earnings to June 30, 2002, the completion date of the Fourth Acquisition, of RMB2,818.

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

Acquisition of Neimenggu Mobile Communication Company Limited (“Neimenggu Mobile”), Jilin Mobile Communication Company Limited (“Jilin Mobile”), Heilongjiang Mobile Communication Company Limited (“Heilongjiang Mobile”), Guizhou Mobile Communication Company Limited (“Guizhou Mobile”), Yunnan Mobile Communication Company Limited (“Yunnan Mobile”), Xizang Mobile Communication Company Limited (“Xizang Mobile”), Gansu Mobile Communication Company Limited (“Gansu Mobile”), Qinghai Mobile Communication Company Limited (“Qinghai Mobile”), Ningxia Mobile Communication Company Limited (“Ningxia Mobile”), Xinjiang Mobile Communication Company Limited (“Xinjiang Mobile”), Beijing P&T Consulting & Design Institute Company Limited (“Jingyi Design Institute”) and China Mobile Communication Company Limited (“CMC”).

Pursuant to a resolution passed at the extraordinary general meeting held on June 16, 2004, the Company acquired the entire issued share capital of Neimenggu Mobile (BVI) Limited (“Neimenggu Mobile BVI”), Jilin Mobile (BVI) Limited (“Jilin Mobile BVI”), Heilongjiang Mobile (BVI) Limited (“Heilongjiang Mobile BVI”), Guizhou Mobile (BVI) Limited (“Guizhou Mobile BVI”), Yunnan Mobile (BVI) Limited (“Yunnan Mobile BVI”), Xizang Mobile (BVI) Limited (“Xizang Mobile BVI”), Gansu Mobile (BVI) Limited (“Gansu Mobile BVI”), Qinghai Mobile BVI Limited (“Qinghai Mobile BVI”), Ningxia Mobile (BVI) Limited (“Ningxia Mobile BVI”), Xinjiang Mobile (BVI) Limited (“Xinjiang Mobile BVI”), Beijing P&T Consulting & Design Institute (BVI) Limited (“Zhongjing Design Institute BVI”) and China Mobile Communication (BVI) Limited (“CMC BVI”) from CMHK(BVI). The acquisition was completed on July 1, 2004 for a total consideration of US$3,650 (RMB equivalent 30,210) (hereinafter referred to as the “Fifth Acquisition”). The consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

In connection with the Fifth Acquisition, the fixed assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC were revalued as of December 31, 2003, by a firm of independent valuers and approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASACSC”). The value of fixed assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB33,996.

Positive goodwill arising on the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC (RMB2,857), being the excess of the cost of investments (RMB30,210) over the fair value of the Group’s share of the separable net assets acquired (RMB27,353), is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC at December 31, 2003 (RMB25,766), adjusted for additional earnings to June 30, 2004, the completion date of the Fifth Acquisition, of RMB1,587.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

Basis of preparation

The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC from their respective dates of acquisition. The consolidated statements of income for the year ended December 31, 2004 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the year ended December 31, 2004 and the post-acquisition results of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC for the period from July 1, 2004 to December 31, 2004. The consolidated statements of income for the year ended December 31, 2003 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the year ended December 31, 2003. The consolidated statements of income for the year ended December 31, 2002 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile for the year ended December 31, 2002 and the post-acquisition results of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the period from July 1, 2002 to December 31, 2002.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set forth in Note 32.

The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2004 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.2765 quoted by the Federal Reserve Bank of New York on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, or any other certain date.

2	Recently issued accounting standards

Hong Kong Institute of Certified Public Accountants (formerly named Hong Kong Society of Accountants) (“HKICPA”) has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3	Principal accounting policies

(a)	Basis of consolidation

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(b)	Cash and cash equivalents

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

The Group’s share of the results of its associates is included in the consolidated statements of income. Such amounts were immaterial for the years presented. In the consolidated balance sheets, interest in associates is stated at cost adjusted for post-acquisition retained result of operations, less impairment losses (see note 3(h)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognized in the consolidated statements of income as they arise.

(d)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

•	for acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognized in the consolidated statements of income (see note 3(h)); and

•	for acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less accumulated amortization and any impairment losses recognized in the consolidated statements of income (see note 3(h)).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(d)	Goodwill (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(e)	Other investments in securities

The Group’s policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i)	Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the consolidated balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognized as an expense in the consolidated statements of income, such provisions being determined for each investment individually.

(ii)	Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the consolidated statements of income as they arise.

(f)	Fixed assets and depreciation

(i)	Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 3(h)). The circumstances and basis under which the revalued amount is arrived at are set out in details in Note 13.

(ii)	The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of income in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalized as an additional cost of the fixed asset.

(iii)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(f)	Fixed assets and depreciation (Continued)

(iv)	Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8 - 35 years	3%
Telecommunication transceivers, switching centers, transmission and other network equipment	7 - 10 years	3%
Office equipment, furniture and fixtures and others	4 - 18 years	3%

(g)	Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as capital leases.

Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(h). Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting year.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(h)	Impairment of assets

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(h)	Impairment of assets (Continued)

(ii)	Reversals of impairment losses

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

Construction in progress is stated at cost less any impairment losses (see note 3(h)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the years of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use. No exchange differences were capitalized during 2003 and 2004 and the exchange differences capitalized during 2002 were immaterial.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(j)	Inventories

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

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers, deferred tax credit of purchase of domestic telecommunications equipment and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the consolidated balance sheets at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognized in the consolidated statements of income up to the balance sheet date.

Revenue from prepaid service fees is recognized when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related fixed assets and credited as non-operating income in the consolidated statements of income.

Income from assignment of rights is deferred and recognized on a straight-line basis over the relevant assignment period. Details of the assignment of rights arrangement are set forth in Note 23.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(l)	Fixed rate notes, bonds and convertible notes

Fixed rate notes, bonds and convertible notes are stated in the consolidated balance sheet at face value, less unamortized discount arising thereon, if any. The discount is amortized on a straight-line basis over the period from the date of issue to the date of maturity.

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

Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

(i)	usage fees are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers;

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(o)	Revenue recognition (Continued)

(iv)	deferred revenue from assignment of rights to income from subscribers is recognized on a straight-line basis over the duration of the assignment period;

(v)	interest income is recognized on a time-apportioned basis by reference to the principal outstanding and the rate applicable; and

(vi)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(p)	Allowance for doubtful accounts

The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable and other receivable. The Group determines the allowance based on the length of time the receivables are past due, the current business environment and the Group’s historical experience.

(q)	Translation of foreign currencies

The functional currency and reporting currency of the Group’s operations is Renminbi. See Note 29. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the consolidated statements of income. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency, and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. No exchange differences were capitalized to construction in progress during 2003 and 2004 and the exchange differences capitalized during 2002 were immaterial.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(r)	Income Tax

(i)	Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated statements of income except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(r)	Income tax (Continued)

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

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(r)	Income tax (Continued)

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(s)	Provisions and contingent liabilities

(i)	Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

The Group invites its subscribers to participate in a customer point reward program (the “Program”), which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Program vary depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheet based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Program; and (iii) type of incentives that subscribers will select for redemption based on past experience and the Group recognized the maximum potential liability. During the year, there are no significant changes in the Group’s assumptions. As subscribers redeem rewards or subscribers’ entitlements of a limited number of subsidiaries become expire, the provision is reduced accordingly.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(t)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	The Company’s contributions to the Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of income as incurred.

(iii)	The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to the consolidated statements of income when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iv)	When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v)	Termination benefits are recognized when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(u)	Net profit per share

The calculation of basic net profit per share for the years ended December 31, 2002, 2003 and 2004 are based on the net profit and the weighted average number of shares in issue during the years.

The calculation of diluted net profit per share for the years ended December 31, 2002, 2003 and 2004 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net profit per share.

(v)	Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating lease, payments made under the leases are charged to the consolidated statements of income in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated statements of income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated statements of income in the accounting period in which they are incurred. There is no contingent rentals recognized by the Group during 2002, 2003 and 2004.

(w)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

All material related parties transactions have been disclosed in the relevant notes on the financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Principal accounting policies (Continued)

(x)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group’s operating revenue and contribution to profit from operations by geographical segment or business segment has been presented as all the Group’s operating activities are carried out in the PRC and less than 10% of the Group’s operating revenue and contribution to profit from operations were derived from activities outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10% of the Group’s total assets.

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

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities in the PRC. The principal activity of the Company is investment holding.

Operating revenue primarily represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3% to 3.3% of the corresponding revenue.

Operating revenue consist of:

(i)	Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial (“DDD”) charges and International Direct Dial (“IDD”) charges receivable from subscribers for the use of the Group’s mobile telecommunications networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group’s subscribers outside the local service areas. See Note 5 (ii).

(ii)	Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group’s mobile telecommunications and related services.

(iii)	Other operating revenue mainly represents charges for wireless data and value added services and interconnection revenue.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

5	Operating expenses

Operating expenses consist of:

(i)	Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

(ii)	Interconnection charges which represent amounts paid or payable in respect of call made between the Group’s mobile telecommunications networks, the fixed line networks and other GSM network operators in the PRC. Included in the amounts are also charges in respect of the Group’s subscribers roaming outside the service areas of the Group’s mobile telecommunications networks (see Note 4 (i)).

(iii)	Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses and contributions to staff retirement scheme.

(iv)	Other operating expenses which consist of:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Selling and promotion	12,259	21,071	26,460
Maintenance	2,691	4,683	8,588
Provision for doubtful accounts	1,749	2,006	2,273
Operating lease charges	1,701	2,364	3,245
Other expenses (Note (a))	9,519	13,184	22,111

	27,919	43,308	62,677

(a)	Other expenses consist of offices expenses, utilities charges, traveling expenses, entertainment expenses, spectrum charges, insurance expenses, consumables and supplies, debt collection fees, write-off of fixed assets and other miscellaneous expenses.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

6	Other net income

Other net income primarily consists of the gross margin from sales of SIM cards and handsets.

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Sales of SIM cards and handsets	3,641	5,305	6,035
Cost of SIM cards and handsets	(1,955)	(2,841)	(2,868)

	1,686	2,464	3,167

7	Non-operating net income

Non-operating net income consists of:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Exchange gain / (loss)	47	(38)	21
Penalty income	192	193	232
Amortization of deferred tax credit of purchase of domestic telecommunications equipment	59	188	352
Others	273	91	295

Total non-operating net income	571	434	900

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

8	Income tax

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended December 31, 2002, 2003 and 2004.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

Income tax in the consolidated statements of income represents:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Provision for PRC enterprise income tax on the estimated taxable profits for the year	17,724	16,020	20,145
Over-provision in respect of PRC enterprise income tax for prior year	(14)	(375)	(357)

	17,710	15,645	19,788
Origination and reversal of temporary differences (Note 17)	(1,335)	1,767	(608)

	16,375	17,412	19,180

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

8	Income tax (Continued)

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	16,163	17,477	20,198
Non-taxable items
- Interest income	(25)	(12)	(26)
Non-deductible expenses on PRC operations	851	1,059	551
Non-deductible expenses on Hong Kong operations	242	324	217
Rate differential on PRC operations	(859)	(1,286)	(1,390)
Rate differential on Hong Kong operations	229	277	166
Reversal of deferred taxation due to change of tax rate	(97)	17	(13)
Over-provision for prior year	(14)	(375)	(357)
Others	(115)	(69)	(166)

Income tax	16,375	17,412	19,180

9	Dividends

(a)	Dividends attributable to the year:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Interim dividend declared and paid of HK$0.20 (equivalent to approximately RMB0.21) (2002: Nil; 2003: HK$0.16 (equivalent to approximately RMB0.17)) per share	—	3,339	4,175

Final dividend proposed after the balance sheet date of HK$0.46 (equivalent to approximately RMB0.49) (2002: HK$0.32 (equivalent to approximately RMB0.34); 2003: HK$0.20 (equivalent to approximately RMB0.21)) per share	6,678	4,178	9,614

	6,678	7,517	13,789

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

9	Dividends (Continued)

(a)	Dividends attributable to the year (Continued):

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2002	2003	2004
	RMB	RMB	RMB
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.20 (equivalent to approximately RMB0.21) (2002:Nil; 2003: HK$0.32 (equivalent to approximately RMB0.34)) per share	—	6,679	4,174

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

10	Accounts receivable

	December 31,
	2003	2004
	RMB	RMB
Accounts receivable	10,534	10,206

Less: Allowance for doubtful accounts	(4,418)	(3,653)

	6,116	6,553

The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

	December 31,
	2003	2004
	RMB	RMB
Within 30 days	5,121	5,339
31-60 days	545	666
61-90 days	450	548

	6,116	6,553

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

10	Accounts receivable (Continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2002	3,973
Acquired on acquisition of subsidiaries	992
Provision for the year	1,601
Written-off	(2,265)

At December 31, 2002	4,301

Provision for the year	1,918
Written-off	(1,801)

At December 31, 2003	4,418

Acquired on acquisition of subsidiaries	1,074
Provision for the year	2,233
Written-off	(4,072)

At December 31, 2004	3,653

11	Other receivables

	December 31,
	2003	2004
	RMB	RMB
Other receivables	1,900	2,018

Less: Allowance for doubtful accounts	(113)	(139)

	1,787	1,879

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

11	Other receivables (Continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2002	—
Provision for the year	148
Written-off	(23)

At December 31, 2002	125

Provision for the year	88
Written-off	(100)

At December 31, 2003	113

Acquired on acquisition of subsidiaries	6
Provision for the year	40
Written-off	(20)

At December 31, 2004	139

12	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

At December 31, 2003, amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries in 2002 as described in note 26(b).

At December 31, 2004, amount due to immediate holding company included in non-current liabilities primarily represented the balances of the purchase consideration of RMB9,976 and RMB13,657 for acquisition of subsidiaries in 2002 and 2004 as described in note 26(b) and 26(c) respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

12	Amounts due from/to ultimate holding company and amount due to immediate holding company (Continued)

The balances of the purchase consideration for acquisitions of subsidiaries in 2002 and 2004, are unsecured, bear interest at the rate of two year US dollar LIBOR swap rate per annum (for the year ended December 31, 2003: 3.801% per annum and for the year ended December 31, 2004: 2.595% to 3.801% per annum) and are not expected to be settled within one year. The balances are due on July 1, 2017 and 2019 respectively.

The balances are subordinated to other senior debts owed by the Company from time to time including the convertible notes. The Company may make early payment of all or part of the balances at any time before the date without penalty.

The movements of amount due to immediate holding company included in non-current liabilities are as follows:

	December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	15,176	9,976
Addition during the year	—	13,657
Less: Repayments during the year	(5,200)	—

Balance at end of year	9,976	23,633

The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

13	Fixed assets

	December 31,
	2003	2004
	RMB	RMB
Land use rights and buildings	24,957	38,839
Telecommunications transceivers, switching centers, transmission and other network equipment	233,026	291,031
Office equipment, furniture and fixtures and others	11,600	14,059

	269,583	343,929
Less: accumulated depreciation	(97,979)	(125,866)

	171,604	218,063

All of the Group’s buildings are located outside Hong Kong.

The Group leases certain telecommunications equipment under capital leases. None of the leases includes contingent rentals.

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

In connection with the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC, and pursuant to an approval document dated March 31, 2004 issued by the SASACSC, the fixed assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC as of December 31, 2003 were valued by CEA, China United Assets Appraisals (“CUAA”) and Zhongdi Real Estate Valuation (“ZREV”) on a replacement cost basis. The aggregate value of fixed assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile has been determined at RMB33,996 reflecting a net deficit on revaluation of approximately RMB2,781.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

13	Fixed assets (Continued)

The Group’s land and buildings in Guangdong Mobile and Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile and Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, and Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000, December 31, 2001 and December 31, 2003 respectively. The values of such reports have been determined at approximately the same amounts as the ZAAC, CIECC, CAAC, CEA, CUAA and ZREV reports.

Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its fixed assets on a regular basis.

The effect of the above six revaluations is to decrease annual depreciation charges by approximately RMB260 (2003: increase approximately RMB501).

The historical cost net book value of the fixed assets of these subsidiaries in the Group’s financial statements as of the respective revaluation dates and the revalued basis of these fixed assets are as follows:

	Net Book Value	Revalued Amount
	RMB	RMB
Land use rights and buildings	11,143	14,093
Telecommunications transceivers, switching centers, transmission and other network equipment	121,567	126,450
Office equipment, furniture and fixtures and others	4,658	4,397

	137,368	144,940

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Goodwill

	Goodwill	Positive goodwill carried in reserves
	RMB	RMB
Cost:
Balance at beginning of year	37,159	296,800
Addition arising on acquisition of subsidiaries	2,857	—

Balance at end of year	40,016	296,800

Accumulated amortization:
Balance at beginning of year	2,786	—
Amortization for the year	1,930	—

Balance at end of year	4,716	—

Carrying amount:
At December 31, 2004	35,300	296,800

At December 31, 2003	34,373	296,800

15	Interest in associates

	December 31,
	2003	2004
	RMB	RMB
Unlisted shares, at cost	37	21
Capital contributions, at cost	9	9

	46	30
Less: Provision for impairment	(30)	(30)

	16	—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

15	Interest in associates (Continued)

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by the subsidiary	Principal Activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Fujian FUNO Mobile Communication Technology Company Limited (“Fujian FUNO”) (Formerly known as “Fujian Nokia Mobile Communication Technology Company Limited”) was an associated company of the Group as at December 31, 2003. During the year, the Group acquired additional equity interest in Fujian FUNO and thus Fujian FUNO became a subsidiary of the Group.

16	Investment securities

	December 31,
	2003	2004
	RMB	RMB
Unlisted equity securities in the PRC, at cost	77	77

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax assets and liabilities

(a)	The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2003

	At January 1, 2003	Additions on acquisition of subsidiaries	Credited/ (charged) to consolidated statements of income	At December 31, 2003
	RMB	RMB	RMB	RMB
Deferred tax assets arising from:
Provision for obsolete inventories	16	—	7	23
Write-down and write-off of fixed assets relating to network equipment	200	—	825	1,025
Amortization of deferred revenue	154	—	(85)	69
Income recognition on prepaid service fees	3,259	—	(2,780)	479
Provision for certain operating expenses	—	—	367	367
Provision for doubtful accounts	1,362	—	(62)	1,300

	4,991	—	(1,728)	3,263

Deferred tax liabilities arising from:
Capitalized interest	(58)	—	(39)	(97)

Total	4,933	—	(1,767)	3,166

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2004

	At January 1, 2004	Additions on acquisition of subsidiaries	Credited/ (charged) to consolidated statements of income	At December 31, 2004
	RMB	RMB	RMB	RMB
Deferred tax assets arising from:
Provision for obsolete inventories	23	—	7	30
Write-down and write-off of fixed assets relating to network equipment	1,025	—	1,201	2,226
Amortization of deferred revenue	69	—	(69)	—
Income recognition on prepaid service fees	479	—	(437)	42
Provision for certain operating expenses	367	115	394	876
Provision for doubtful accounts	1,300	78	(484)	894

	3,263	193	612	4,068

Deferred tax liabilities arising from:
Capitalized interest	(97)	(4)	(4)	(105)

Total	3,166	189	608	3,963

	December 31,
	2003	2004
	RMB	RMB
Net deferred tax assets recognized in the balance sheet	3,263	4.068
Net deferred tax liabilities recognized in the balance sheet	(97)	(105)

	3,166	3,963

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

17	Deferred tax assets and liabilities (continued)

(b)	Deferred tax of the Group not provided for:

As described in Note 13, in connection with the Restructuring and the subsequent acquisitions, the fixed assets of Guangdong Mobile and Zhejiang Mobile and the acquired subsidiaries were revalued on different basis dates. Such revalued amounts would serve as the tax base for these assets for future years. As a result, the timing differences that gave rise to the potential net deferred tax liabilities of these subsidiaries relating to the revaluation of fixed assets of totaling RMB6,732 were eliminated.

In addition, in connection with the Fifth Acquisition, the tax base of the acquired subsidiaries’ assets and liabilities have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the potential net deferred tax assets of these subsidiaries relating to the temporary differences allowance for doubtful accounts and capitalized interest of totaling RMB105 were eliminated.

Additionally, the tax losses carried forward relating to Liaoning Mobile and Guangxi Mobile, Chongqing Mobile and Sichuan Mobile, and Jilin Mobile, Xinjiang Mobile, Jingxi Design Institute and CMC of RMB72, RMB378 and RMB228 were eliminated as of June 30, 2000, December 31, 2001 and December 31, 2003 respectively.

18	Deferred expenses

	Year ended December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	190	143
Less: Amortization for the year	(47)	(47)

Balance at the end of year	143	96

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

19	Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses.

The ageing analysis of accounts payable as at December 31 is analyzed as follows:

	December 31,
	2003	2004
	RMB	RMB
Amounts payables in the next:
1 month or on demand	14,066	22,815
2-3 months	3,348	3,119
4-6 months	2,198	2,773
7-9 months	1,966	2,465
10-12 months	3,647	3,864

	25,225	35,036

20	Bank loans and other interest-bearing borrowings

		December 31,
		2003			2004
		Current liabilities	Non- current liabilities	Total	Current liabilities	Non- current liabilities	Total
	Note	RMB	RMB	RMB	RMB	RMB	RMB
Bank loans	(a)	1,853	672	2,525	315	—	315
Other loans	(a)	6,253	—	6,253	2,140	—	2,140
Fixed rate notes	(b)	4,984	—	4,984	—	—	—
Convertible notes	(c)	—	5,735	5,735	5,725	—	5,725
Bonds	(d)	—	13,000	13,000	—	13,000	13,000

		13,090	19,407	32,497	8,180	13,000	21,180

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest-bearing borrowings (Continued)

All of the above bank and other loans are unsecured.

At December 31, 2004, other loans include designated loans borrowed from China Mobile, the ultimate holding company, totaling RMB2,140 (at December 31, 2003: RMB6,170), which bear interest rates at 3.45% per annum (2003: 3.57% per annum) with maturities in 2005 (2003: 2004).

The Group’s borrowings under short-term bank and other loans are used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates ranging from 4.78% to 5.34% per annum at December 31, 2003 and at 3.45% per annum at December 31, 2004. The Group’s weighted average interest rate on short-term loans was 4.82% per annum and 3.45% per annum at December 31, 2003 and 2004, respectively.

(a)	Long-term bank and other loans

		December 31,
	Interest rate and final maturity	2003	2004
		RMB	RMB
Renminbi denominated bank loans:
For construction of telecommunications network	Floating interest rates at 4.96% per annum as of December 31, 2004 with maturities in 2005 (i)	1,096	193

	Fixed interest rates ranging from 5.43% to 5.49% per annum as of December 31, 2003 with maturities in 2004	255	—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest-bearing borrowings (Continued)

(a)	Long-term bank and other loans (Continued)

		December 31,
	Interest rate and final maturity	2003	2004
		RMB	RMB
Renminbi denominated bank loans:
For working capital	Floating interest rate at 4.94% per annum as of December 31, 2004 with maturities in 2005	400	60

Renminbi denominated other loans:
For working capital	Floating interest rate at 3.57% per annum as of December 21, 2003 with maturities in 2004	5,024	—
	Fixed interest rate at 3.57% per annum as of December 31, 2003 with maturities in 2004	1,146	—

US dollar denominated bank loans:
For construction of telecommunications network	Fixed interest rate ranging from 5.25% to 5.75% per annum as of December 31, 2004 with maturities in 2005	126	62

US dollar denominated other loans:
For construction of telecommunications network	Fixed interest rate at 7.5% per annum as of December 31, 2003 with maturities through 2004	81	—

Total long-term loans		8,128	315
Less: current portion		(7,456)	(315)

		672	—

(i)	At December 31, 2004, bank loans amounting to RMB193 was guaranteed by Hebei Provincial Telecommunications Company (“PTC”).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest-bearing borrowings (Continued)

(a)	Long-term bank and other loans (Continued)

The aggregate maturities of long-term bank and other loans subsequent to December 31, 2004 are as follows:

RMB
2005	315

Interest expense, net of the amounts capitalized, is as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Interest incurred	1,213	1,211	719
Interest element of capital lease	47	—	—
Interest capitalized	(181)	(152)	(16)

	1,079	1,059	703
Interest expenses of fixed rate notes	394	394	330
Interest expenses of convertible notes	128	129	129
Interest expenses of bonds	251	517	517

Interest expense	1,852	2,099	1,679

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Bank loans and other interest-bearing borrowings (Continued)

(b)	Fixed rate notes

On November 2, 1999, the Company issued unsecured fixed rate notes (the “FRN”) with a principal amount of US$600 at an issue price equal to 99.724% of the principal amount of the FRN, due on November 2, 2004. The FRN bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000. In accordance with the covenants of the FRN, there is a limitation on the Group’s pledges, sale and leaseback transactions and the ability of the Company’s subsidiaries to incur debt. So long as any notes remain outstanding, whereas no additional debt is allowed to incur by any subsidiaries if the aggregate debt of the subsidiaries exceeds 120% of the consolidated adjusted earnings before interest, tax, depreciation, amortization and write-down and write-off of fixed assets (“adjusted EBITDA”) for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants. The fixed rate notes were fully redeemed during the year.

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

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. The maximum exposure of the Guarantee is the face value of the bonds which have been reflected as liabilities in the consolidated balance sheet as at December 31, 2004.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

21	Obligations under capital lease

(i)	Hainan Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in Renminbi and the lease term was expired in 2003. The legal title of the equipment will be transferred to Hainan Mobile when all outstanding lease payments are paid.

(ii)	The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2004:

RMB
2005	71

Total minimum lease payments	71
Less: Amount representing interest	(3)

Present value of net minimum lease payments	68
Less: Obligations under capital lease - current portion	(68)

—

22	Accrued expenses and other payables

	December 31,
	2003	2004
	RMB	RMB
Other payables	5,376	8,192
Receipts in advance	13,393	18,896
Accrued salaries, wages and benefits	1,435	1,833
Accrued expenses	2,113	3,628

	22,317	32,549

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipments. Prepaid service fees are recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized as non-operating income over the remaining lives of the related fixed assets.

Deferred revenue at December 31, 2003 also includes income from assignment of rights. The balance represents the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to assignment of rights agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB0.0092 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50% value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortized over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group. Deferred revenue of income from assignment of rights was fully amortized during the year

	December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	7,629	10,164
Additions on acquisition of subsidiaries	—	992
Additions during the year	54,032	83,375
Recognized in the consolidated statements of income	(51,497)	(80,651)

Balance at end of year	10,164	13,880
Less: Current portion	(9,476)	(12,936)

Non-current portion	688	944

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

24	Commitments and contingencies

(a)	Operating leases

Future minimum lease payments as of December 31, 2004 under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

RMB
2005	3,619
2006	1,716
2007	1,405
2008	1,072
2009	807
Thereafter	1,464

10,083

(b)	Capital commitments

As of December 31, 2004, the Group had capital commitments as follows:

RMB
Authorized and contracted for	11,619
Authorized but not contracted for	32,994

44,613

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

25	Employee and retirement benefits

(a)	As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

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

Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB451, RMB546 and RMB771, respectively, for three years ended December 31, 2002, 2003 and 2004, respectively.

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

The following is a summary of principal related party transactions carried out by the Group with the China Mobile Group after eliminating intercompany transactions for years ended December 31, 2002, 2003 and 2004.

			Year ended December 31,
			2002	2003	2004
	Note		RMB	RMB	RMB
Interconnection revenue	(i	)	8,167	6,010	2,438
Interconnection charges	(ii	)	8,333	6,290	2,117
Leased line charges	(iii	)	484	515	132
Spectrum fees	(iv	)	224	508	303
Operating lease charges	(v	)	189	264	281
Roaming billing processing fees	(vi	)	225	194	22
Equipment maintenance service fees	(vii	)	54	57	81
Construction and related service fees	(viii	)	223	313	287
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix	)	87	84	148
Prepaid card sales commission income	(x	)	197	281	142
Prepaid card sales commission expenses	(x	)	195	283	155
Technology platform development and maintenance service income	(xi	)	39	22	25
Telecommunications lines maintenance service fees	(xii	)	22	44	54
Interest paid / payable	(xiii	)	645	906	645

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through the China Mobile Group.

(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which is to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through the China Mobile Group.

(iii)	Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group’s mobile switching centers together and with other mobile switching centers of the China Mobile Group.

(iv)	Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.

(v)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(vi)	Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company’s subsidiaries.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes: (Continued)

(vii)	Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company’s subsidiaries.

(viii)	Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company’s subsidiaries.

(ix)	This represents payment made by Hebei Mobile to acquire transmission towers from a subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(x)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xi)	Technology platform development and maintenance service income represents the amounts received or receivable from the China Mobile Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service center platform.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

26	Related party transactions (Continued)

Notes: (Continued)

(xii)	Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xiii)	Interest paid/payable represents the interest paid or payable to China Mobile and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

(b)	Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$8,573 (RMB equivalent 70,959). The consideration was satisfied by a cash payment of RMB49,248 and allotment of shares to CMHK (BVI) amounted to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

(c)	Pursuant to a resolution passed at the extraordinary general meeting held on June 16, 2004, the Company acquired the entire issued share capital of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$3,650 (RMB equivalent 30,210). The total consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity

Share capital

	Number of ordinary shares	Nominal amount of each ordinary share		Amount HK$
Authorized:

Balance at December 31, 2003 and 2004	30,000,000,000	HK$	0.10	3,000

Issued and fully paid:

Balance at January 1, 2003 and December 31, 2003	19,671,653,899	HK$	0.10	1,967

			RMB equivalent	2,099

Balance at January 1, 2004	19,671,653,899	HK$	0.10	1,967
Shares issued under share option scheme	28,985,500	HK$	0.10	3

Balance at December 31, 2004	19,700,639,399			1,970

			RMB equivalent	2,102

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Shareholders’ equity (Continued)

Reserves

Capital reserve

As mentioned in Note 1, this amount represents the total of the following:

•	the additional earnings of Guangdong Mobile and Zhejiang Mobile from June 1, 1997 to September 26, 1997, the completion date of the Restructuring (RMB1,132);

•	goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile on June 3, 1998 (RMB15,569), which has been eliminated against capital reserve immediately upon acquisition;

•	goodwill arising on the acquisition of Fujian Mobile BVI, Henan Mobile BVI, Hainan Mobile BVI, Fujian Mobile, Henan Mobile and Hainan Mobile on November 11, 1999 (RMB42,340), which has been eliminated against capital reserve immediately upon acquisition; and

•	goodwill arising on the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI, Guangxi Mobile BVI, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 12, 2000 (RMB238,891), which has been eliminated against capital reserve immediately upon acquisition.

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

Reserves (Continued)

PRC statutory reserves (Continued)

At December 31, 2003 and 2004, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB13,562 and RMB18,394, RMB18,890 and RMB23,646, RMB100 and RMB102 and RMB134 and RMB135, respectively.

Distributable reserves

At December 31, 2003 and 2004, the amount of distributable reserves of the Company amounted to RMB38,926 and RMB55,482.

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

During the year ended December 31, 2004, share options involving a total number of 290,176,000 ordinary shares were granted under the Current Scheme to certain directors and employees of the Group.

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

During the year ended December 31, 2004, options were exercised to subscribe for 28,985,500 ordinary share of HK$0.10 each at a total consideration of HK$2.9 (RMB equivalent 3.1). During the year ended December 31, 2003, no options were exercised.

At December 31, 2003 and 2004, the outstanding options were as follows:

Date of options granted	Normal period during which options exercisable	Price per share to be paid on exercise of options		Number of shares involved in the options outstanding at the year end
At December 31, 2004

November 26, 1999	November 26, 1999 to October 7, 2007	HK$	33.91	1,000,000

November 26, 1999	November 26, 2002 to October 7, 2007	HK$	33.91	1,000,000

April 25, 2000	April 25, 2002 to October 7, 2007	HK$	45.04	14,185,000

April 25, 2000	April 25, 2005 to October 7, 2007	HK$	45.04	14,185,000

June 22, 2001	June 22, 2003 to October 7, 2007	HK$	32.10	36,244,500

June 22, 2001	June 22, 2006 to October 7, 2007	HK$	32.10	36,224,500

July 3, 2002	July 3, 2004 to July 2, 2012	HK$	22.85	59,579,250

July 3, 2002	July 3, 2007 to July 2, 2012	HK$	22.85	59,579,250

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Equity compensation benefits (Continued)

Date of options granted	Normal period during which options exercisable	Price per share to be paid on exercise of options		Number of shares involved in the options outstanding at the year end
At December 31, 2004 (Continued)

October 28, 2004	October 28, 2005 to October 27,2014	HK$	22.75	115,277,400

October 28, 2004	October 28, 2006 to October 27, 2014	HK$	22.75	86,458,050

October 28, 2004	October 28, 2007 to October 27, 2014	HK$	22.75	86,458,050

December 21, 2004	December 21, 2005 to December 20, 2014	HK$	26.75	240,000

December 21, 2004	December 21, 2006 to December 20, 2014	HK$	26.75	180,000

December 21, 2004	December 21, 2007 to December 20, 2014	HK$	26.75	180,000

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Equity compensation benefits (Continued)

Date of options granted	Normal period during which options exercisable	Price per share to be paid on exercise of options		Number of shares involved in the options outstanding at the year end
At December 31, 2003

November 26, 1999	November 26, 1999 to October 7, 2007	HK$	33.91	3,500,000

November 26, 1999	November 26, 2002 to October 7, 2007	HK$	33.91	3,500,000

April 25, 2000	April 25, 2002 to October 7, 2007	HK$	45.04	14,686,000

April 25, 2000	April 25, 2005 to October 7, 2007	HK$	45.04	14,686,000

June 22, 2001	June 22, 2003 to October 7, 2007	HK$	32.10	37,052,250

June 22, 2001	June 22, 2006 to October 7, 2007	HK$	32.10	37,052,250

July 3, 2002	July 3, 2004 to July 2, 2012	HK$	22.85	74,243,750

July 3, 2002	July 3, 2007 to July 2, 2012	HK$	22.85	74,243,750

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Foreign currency exchange

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries

Details of the Company’s principal subsidiaries are as follows:

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Guangdong Mobile	PRC September 28, 1988	—	RMB 5,595	100%	Mobile telecommunications operator

Zhejiang Mobile	PRC February 2, 1996	—	RMB 2,118	100%	Mobile telecommunications operator

Jiangsu Mobile BVI	BVI March 6, 1998	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangsu Mobile	PRC December 10, 1992	—	RMB 2,800	100%	Mobile telecommunications operator

Fujian Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Fujian Mobile	PRC September 7, 1999	—	RMB 5,247	100%	Mobile telecommunications operator

Henan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Henan Mobile	PRC August 6, 1999	—	RMB 4,368	100%	Mobile telecommunications operator

Hainan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hainan Mobile	PRC August 19, 1999	—	RMB 643	100%	Mobile telecommunications operator

Beijing Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Beijing Mobile	PRC July 26, 2000	—	RMB 6,125	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Shanghai Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanghai Mobile	PRC August 4, 2000	—	RMB6,039	100%	Mobile telecommunications operator

Tianjin Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Tianjin Mobile	PRC July 24, 2000	—	RMB2,151	100%	Mobile telecommunications operator

Hebei Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hebei Mobile	PRC July 31, 2000	—	RMB4,315	100%	Mobile telecommunications operator

Liaoning Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Liaoning Mobile	PRC August 7, 2000	—	RMB5,140	100%	Mobile telecommunications operator

Shandong Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shandong Mobile	PRC August 7, 2000	—	RMB6,342	100%	Mobile telecommunications operator

Guangxi Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Guangxi Mobile	PRC August 3, 2000	—	RMB2,341	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Anhui Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Anhui Mobile	PRC January 29, 2002	—	RMB4,099	100%	Mobile telecommunications operator

Jiangxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangxi Mobile	PRC January 18, 2002	—	RMB2,933	100%	Mobile telecommunications operator

Chongqing Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Chongqing Mobile	PRC January 28, 2002	—	RMB3,030	100%	Mobile telecommunications operator

Sichuan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Sichuan Mobile	PRC February 4, 2002	—	RMB7,484	100%	Mobile telecommunications operator

Hubei Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hubei Mobile	PRC February 1, 2002	—	RMB3,961	100%	Mobile telecommunications operator

Hunan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Hunan Mobile	PRC February 6, 2002	—	RMB4,016	100%	Mobile telecommunications operator

Shaanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shaanxi Mobile	PRC February 3, 2002	—	RMB3,171	100%	Mobile telecommunications operator

Shanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanxi Mobile	PRC February 4, 2002	—	RMB2,773	100%	Mobile telecommunications operator

Neimenggu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Neimenggu Mobile	PRC January 16, 2004	—	RMB2,863	100%	Mobile telecommunications operator

Jilin Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jilin Mobile	PRC January 18, 2004	—	RMB3,278	100%	Mobile telecommunications operator

Heilongjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Heilongjiang Mobile	PRC February 2, 2004	—	RMB4,501	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Guizhou Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Guizhou Mobile	PRC January 19, 2004	—	RMB2,542	100%	Mobile telecommunications operator

Yunnan Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Yunnan Mobile	PRC January 19, 2004	—	RMB4,137	100%	Mobile telecommunications operator

Xizang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Xizang Mobile	PRC February 9, 2004	—	RMB849	100%	Mobile telecommunications operator

Gansu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Gansu Mobile	PRC January 29, 2004	—	RMB1,703	100%	Mobile telecommunications operator

Qinghai Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Qinghai Mobile	PRC February 2, 2004	—	RMB903	100%	Mobile telecommunications operator

Ningxia Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Ningxia Mobile	PRC January 30, 2004	—	RMB740	100%	Mobile telecommunications operator

Xinjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Xinjiang Mobile	PRC February 3, 2004	—	RMB2,582	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Zhongjing Design Institute BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jingyi Design Institute	PRC March 15, 2004	—	RMB160	100%	Provision of telecommunications network planning design and consulting services

CMC BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

CMC	PRC February 27, 2004	—	RMB1,642	100%	Network and business coordination center

China Mobile Holding Company Limited	PRC June 9, 2000	—	US$30	100%	Investment holding company

China Mobile (Shenzhen) Limited	PRC March 20, 2003	—	US$8	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands June 5, 2000	1,500,000,000 shares at HK$0.1	HK$94	66.41%	Investment holding company

Aspire (BVI) Limited	BVI June 7, 2000	50,000 shares at US$1	US$0.001	66.41%	Investment holding company

Aspire Technologies (Shenzhen) Limited	PRC December 1, 2000	—	US$10	66.41%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited	PRC August 1, 2001	—	US$5	66.41%	Provision of mobile data solutions, system integration and development

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital			Attributable equity interest %	Principal activities
		Authorized	Issued and paid up
Aspire Information Technologies (Beijing) Limited	PRC October 9, 2004	—	US$	1	66.41%	Technology platform development and maintenance

Fujian FUNO	PRC April 8, 1998	—	US$	4	51%	Network planning and optimizing construction- testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

Dividend declared in respect of previous financial year, approved and paid by the Company’s subsidiaries for the financial years ended December 31, 2002, 2003 and 2004 amounting to RMB18,000, RMB27,301 and RMB25,978 respectively. All dividend income from these subsidiaries was entirely eliminated in preparing the consolidated financial statements.

31	Post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 9.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(b)	Capitalization of interest (Continued)

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

Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, except the Fourth Acquisition and Fifth Acquisition.

In connection with the Fourth Acquisition and the Fifth Acquisition, the fixed assets of the subsidiaries acquired were revalued at December 31, 2001 and December 31, 2003 respectively. Such revaluations resulted in an increase directly to those shareholders’ equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, and a charge to the statements of income with respect to the decrease in carrying amount of certain fixed assets below their historical cost bases.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(c)	Revaluation and impairment of fixed assets (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(e)	Deferred taxation

Until December 31, 2002, under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognized unless their realization is assured beyond reasonable doubt.

With effect from January 1, 2003, in order to comply with SSAP 12 (revised) issued by the HKICPA, the Group adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. The new accounting policy has been adopted retrospectively.

Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criteria of “more likely than not”. For the years presented, there were no differences related to the recognition of deferred tax under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the deferred tax effects of US GAAP adjustments.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(g)	Revenue recognition

Until June 30, 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognized as received. Under US GAAP, effective July 1, 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognized over the estimated customer usage period of approximately 48 months.

Under US GAAP, effective January 1, 2000, the Group adopted provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). In December 2003, Staff Accounting Bulletin No.104, “Revenue Recognition” (“SAB 104”) updates the guidance in SAB 101 and Emerging Issues Task Force Issue 00-21 “Revenue Arrangement with Multiple Deliverable” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Under SAB 104, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, were deferred and amortized over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB 104 was not material.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(i)	Recently Issued Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS No.123R replaces SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees”. SFAS No.123R is effective for all interim and annual periods beginning after June 15, 2005. Under a new US Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS No.123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company has elected to defer adoption of SFAS No.123R until January 1, 2006. The Company is in the process of determining the impact of the adoption of SFAS No.123R. The pro forma results disclosed are not necessarily indicative of what the impact of SFAS No.123R will be upon adoption.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Group for nonmonetary asset exchanges occurring on or after January 1, 2006. The Group does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

(j)	Related party transactions

The Group has transactions with the state-controlled telecommunications operators in the PRC.

Under HK GAAP, transactions of the Group entered into with the state-controlled telecommunications operators in the PRC are not disclosed as related party transactions.

Under US GAAP, transactions between the Group and the state-controlled telecommunications operators in the PRC are also disclosed as related party transactions. Details of transactions between the Group and the state-controlled telecommunications operators in the PRC are contained in Note 33.

(k)	Emerging Issues Task Force (“EITF”) 00-21

In November 2002, the EITF reached a consensus on Issue 00-21 (EITF 00-21) “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities, EITF 00-21 will be effective for interim periods beginning after June 15, 2003. The Group was required to adopt EITF 00-21 on January 1, 2004. The adoption of EITF 00-21 had no effect on the Group’s consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

The effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Net profit under HK GAAP	32,601	35,556	42,004

Adjustments:
Effect of combination of entities under common control, net of tax	5,088	(1,358)	1,587
Capitalized interest	(100)	(96)	(116)
Revaluation of fixed assets	672	3,984	(380)
Share option scheme	(331)	(192)	(86)
Amortization of net connection fees and telephone number selection fees	853	659	109
Amortization of net savings from interconnection, roaming and leased line agreements	85	86	86
Reversal of goodwill amortization	936	1,850	1,930
Deferred tax effects of US GAAP adjustments	(388)	(969)	(73)

Net profit under US GAAP	39,416	39,520	45,061

Basic net profit per share in accordance with US GAAP	2.01	2.01	2.29

Diluted net profit per share in accordance with US GAAP	2.01	2.01	2.29

Basic net profit per ADS* in accordance with US GAAP	10.07	10.05	11.45

Diluted net profit per ADS* in accordance with US GAAP	10.06	10.03	11.43

*	Based on a ratio of 5 ordinary shares to one ADS

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	As of December 31,
	2003	2004
	RMB	RMB
Shareholders’ equity under HK GAAP	198,803	233,161

Adjustments:
Effect of combination of entities under common control	25,766	—
Capitalized interest	380	264
Revaluation of fixed assets
- Cost	(7,796)	(7,796)
- Accumulated depreciation and other	8,451	8,071
Deferred tax adjustments on revaluations	21	(57)
Employee housing scheme	(1,674)	(1,674)
Deemed capital contribution for employee housing scheme	1,674	1,674
Deferral of net connection fees and telephone number selection fees	(115)	(6)
Deferral of net savings from interconnection, roaming and leased line agreements	(286)	(200)
Reversal of goodwill	(34,373)	(35,300)
Deferred tax effects of US GAAP adjustments	(23)	(18)

Shareholders’ equity under US GAAP	190,828	198,119

As a result of the Group and the acquired entities purchased in 2004 being under common control, the condensed financial information of the Group under US GAAP for the years presented have been restated to reflect the combination of the Group and these acquired entities under the “as if pooling-of-interest’ method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

The following are condensed consolidated balance sheets of the Group as of December 31, 2003 and 2004, and the related condensed consolidated statements of income, total shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, restated to reflect the impact of the differences between HK GAAP and US GAAP.

Condensed consolidated statements of income

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Operating revenue

Usage fees	117,392	125,702	136,876
Monthly fees	22,234	24,067	26,458
Connection fees	1,505	1,173	252
Other operating revenue	21,828	29,339	40,678

Total operating revenue	162,959	180,281	204,264

Operating expenses

Cost of services (excluding depreciation of Rmb32,801, Rmb41,936 and Rmb47,133 included below)	28,103	24,757	21,357
Depreciation	32,801	41,936	47,133
Selling, general and administration	45,087	56,909	74,513

Total operating expenses	105,991	123,602	143,003

Operating profits	56,968	56,679	61,261

Other net income	2,050	2,667	3,343

Non-operating net income	739	527	949

Interest income	788	860	1,032

Interest expenses	(2,141)	(2,213)	(1,738)

Profit before tax	58,404	58,520	64,847

Income tax	(18,986)	(19,009)	(19,764)

Profit after tax	39,418	39,511	45,083

Minority interests	(2)	9	(22)

Net income	39,416	39,520	45,061

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of income (Continued)

Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Basic net profit per share	RMB 2.01	RMB 2.01	RMB 2.29

Basic net profit per ADS*	RMB 10.07	RMB 10.05	RMB 11.45

Diluted net profit per share	RMB 2.01	RMB 2.01	RMB 2.29

Diluted net profit per ADS*	RMB 10.06	RMB 10.03	RMB 11.43

*	Based on a ratio of 5 ordinary shares to one ADS

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets

	December 31,
	2003	2004
	RMB	RMB
Assets

Current assets
Cash and cash equivalents	40,300	45,149
Deposits with banks	17,352	20,264
Accounts receivable	6,652	6,447
Other receivables	2,091	1,835
Tax recoverable	258	235
Deferred tax – current portion	2,243	1,843
Inventories	2,380	2,499
Prepayments and other current assets	2,630	2,974
Amount due from ultimate holding company	1,143	356
Amounts due from related parties	170	150

Total current assets	75,219	81,752

Fixed assets	206,635	218,602
Construction in progress	33,429	31,239
Investment securities	77	77
Interest in associates	16	—
Deferred tax – non-current	1,211	2,232
Deferred expenses	311	101

Total assets	316,898	334,003

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets

	December 31,
	2003	2004
	RMB	RMB
Liabilities and shareholders’ equity

Current liabilities
Accounts payable	27,511	33,005
Bills payable	2,083	1,676
Bank loans and other interest-bearing borrowings	18,230	8,180
Obligation under capital lease – current portion	78	68
Taxes payable	4,521	6,664
Amounts due to related parties	2,305	2,208
Accrued expenses and other payables	25,480	32,372
Amount due to immediate holding company	47	98
Amount due to ultimate holding company	1,595	459
Amount due to fellow subsidiaries	2,830	—
Deferred revenue - current portion	10,188	12,936

Total current liabilities	94,868	97,666

Bank loans and other interest-bearing borrowings	19,407	13,000
Deferred revenue – long term portion	1,422	1,155
Deferred taxation – non-current	215	187
Amount due to immediate holding company	9,976	23,633

Total liabilities	125,888	135,641

Minority interests	182	243

Shareholders’ equity	190,828	198,119

Total liabilities and shareholders’ equity	316,898	334,003

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of total shareholders’ equity for the following years:

RMB
Shareholders’ equity at January 1, 2002	153,572

Net profit for the year ended December 31, 2002	39,416
Issue of ordinary shares	27,681
Deemed capital distribution	(70,959)
Distribution to owner	(911)
Contribution by owner	10,806
Stock-based compensation	331

Shareholders’ equity at December 31, 2002	159,936

Net profit for the year ended December 31, 2003	39,520
Distribution to owner	(11,141)
Contribution by owner	911
Tax effect on evaluation	1,410
Stock-based compensation	192

Shareholders’ equity at December 31, 2003	190,828

Net profit for the year ended December 31, 2004	45,061
Issue of ordinary shares	703
Deemed capital distribution	(30,210)
Distribution to owner	(8,349)
Stock-based compensation	86

Shareholders’ equity at December 31, 2004	198,119

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of cash flows

The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 (revised 2001) “Cash Flow Statements” (“HK SSAP 15”). Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Under HK SSAP 15, the Group presents its cash flows for (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HK SSAP 15 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	88,429	93,131	111,112
Investing activities	(54,827)	(63,571)	(65,619)
Financing activities	(27,388)	(23,549)	(40,644)

Increase in cash and cash equivalents	6,214	6,011	4,849

Cash and cash equivalents at beginning of year	28,075	34,289	40,300

Cash and cash equivalents at end of year	34,289	40,300	45,149

Interest paid (net of amounts capitalized)	2,105	2,831	2,040

Income taxes paid	19,155	18,668	18,244

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Significant differences between HK GAAP and US GAAP (Continued)

Significant non-cash transactions

The Group incurred payables of RMB23,980 and RMB1,675 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

The Group incurred payables of RMB20,790 and RMB2,059 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2003.

The Group incurred payables of RMB14,173 and RMB1,273 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2002.

33	Additional information required by US GAAP

The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

Income tax

The Company is subject to Hong Kong profits tax at 16% for the year ended December 31, 2002 and 17.5% for the years ended December 31, 2003, 2004. No provision for Hong Kong profits tax has been made as there was no assessable profit earned by the Company for the year.

The Group’s PRC subsidiaries are subject to the statutory income tax rate of 33%, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

The components of income before income taxes are as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Hong Kong operation	(1)	(2)	(1)
PRC operation	58,405	58,522	64,848

	58,404	58,520	64,847

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Income tax (Continued)

The components of PRC income tax expense are as follows:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Current	20,046	15,845	19,788
Deferred	(1,060)	3,164	(24)

	18,986	19,009	19,764

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	19,273	19,312	21,400
Non-taxable items
- Connection fee	(182)	(179)	(27)
- Interest income	(25)	(12)	(26)
- Amortization of deferred tax credit	(30)	(70)	(125)
Non-deductible expenses on PRC operations	953	1,523	415
Non-deductible expenses on Hong Kong operations	242	324	217
Rate differential on PRC operations	(1,336)	(1,732)	(1,902)
Rate differential on Hong Kong operations	229	277	166
Reversal of deferred taxation due to change of income tax rate	(9)	23	169
Over-provision for prior year	(14)	(375)	(357)
Others	(115)	(82)	(166)

Income tax	18,986	19,009	19,764

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Income tax (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2003	2004
	RMB	RMB
Deferred tax assets:
Inventories	23	30
Accounts receivable	1,300	894
Fixed assets	1,046	2,169
Accrued expenses and other payable	606	876
Deferred revenue	479	106

Gross deferred tax assets	3,454	4,075

Deferred tax liabilities:
Fixed assets	(215)	(187)

Net deferred tax assets	3,239	3,888

Less: Current portion of net deferred tax assets	(2,243)	(1,843)

	996	2,045

Accounts receivable

	December 31,
	2003	2004
	RMB	RMB
Accounts receivable	11,821	10,100
Less: Allowance for doubtful accounts	(5,169)	(3,653)

	6,652	6,447

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Accounts receivable (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2002	5,546
Provision for the year	2,472
Written-off	(2,771)

At December 31, 2002	5,247
Provision for the year	2,579
Written-off	(2,657)

At December 31, 2003	5,169
Provision for the year	2,569
Written-off	(4,085)

At December 31, 2004	3,653

Other receivables

	December 31,
	2003	2004
	RMB	RMB
Other receivables	2,206	1,974
Less: Allowance for doubtful accounts	(115)	(139)

	2,091	1,835

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Other receivables (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2002	—
Provision for the year	148
Written-off	(23)

At December 31, 2002	125
Provision for the year	90
Written-off	(100)

At December 31, 2003	115
Provision for the year	46
Written-off	(22)

At December 31, 2004	139

Fixed assets

	December 31,
	2003	2004
	RMB	RMB
Land use rights and buildings	28,829	36,731
Telecommunications transceivers, switching centers, transmission and other network equipment	298,589	339,700
Office equipment, furniture and fixtures and others	15,377	16,687

	342,795	393,118

Less: accumulated depreciation	(136,160)	(174,516)

	206,635	218,602

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Deferred revenue and other items

	Year ended December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	10,126	11,610
Addition during the year	56,342	85,248
Recognized in the condensed consolidated statements of income	(54,858)	(82,767)

Balance at end of year	11,610	14,091

Less: Current portion	(10,188)	(12,936)

	1,422	1,155

Deferred revenue comprises:

(i)	the unamortized portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services which are amortized over a period of seven years;

(ii)	the unamortized portion of connection fees and telephone number selection fees received which are recognized over the estimated subscriber usage period for the related services;

(iii)	the deferred tax credit of purchase of domestic telecommunications equipment which is amortized over the remaining lives of the related fixed assets;

(iv)	the prepaid services fees received from subscribers which are recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers; and

(v)	the unamortized portion of net savings attributable to the Group as a result of the provincial interconnection, roaming and leased line agreements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Deferred expenses

	Year ended December 31,
	2003	2004
	RMB	RMB
Balance at beginning of year	912	311
Recognized in the condensed consolidated statements of income	(601)	(210)

Balance at end of year	311	101

Deferred expenses comprise:

(i)	the unamortized portion of issuance costs in respect of the fixed rate notes, convertible notes and bonds; and

(ii)	the unamortized portion of direct costs related to connection fees and telephone number selection fees received.

Stock option plan

Details of the Company’s stock option plan and options granted under the plan are contained in Note 28. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants: expected dividend yield of 2% and 2.65% during 2002 and 2004; expected volatility of 32.44% and 27.38% for the share option granted during 2002 and 2004 respectively; risk-free interest rate of 5.3% and 4.1% during 2002 and 2004 respectively; and expected life of 10 years and 10 years during 2002 and 2004 respectively. The per share fair value of stock options granted during 2002 and 2004 were HK$9.15 and HK$6.64 on the date of grant, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Stock option plan (continued)

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Account for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. FASB No. 123, “Accounting for Stock-Based Compensation” and FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB 123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-valued-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended. The compensation cost that has been charged against income for US GAAP for the Company’s stock option plan was RMB331 for 2002, RMB192 for 2003 and RMB86 for 2004. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

		Year ended December 31,
		2003	2004
		RMB	RMB
Net profit, as reported		39,520	45,061
Add stock-based employee compensation expense included in net income		192	86
Deduct total stock-based employee compensation expense determined under fair-value-based method		(1,158)	(842)

Proforma net income		38,554	44,305

Basic net profit per share	As reported Pro forma	2.01 1.96	2.29 2.25

Diluted net profit per share	As reported Pro forma	2.01 1.96	2.29 2.25

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Net profit per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net profit per share computations prepared under US GAAP.

	For the year ended December 31, 2002			For the year ended December 31, 2003			For the year ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per share amount	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net profit per share	39,416	19,561	2.01	39,520	19,672	2.01	45,061	19,673	2.29

Effect of dilutive securities

Convertible notes	129	91		129	91		129	91
Stock options	—	1		—	—		—	10

Diluted net profit per share	39,545	19,653	2.01	39,649	19,763	2.01	45,190	19,774	2.29

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

The following table presents the carrying amounts and fair values of the Group’s bank and other loans as of December 31, 2003 and 2004:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair Value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Fixed rate bank and other loans	1,659	1,668	1,432	1,408
Variable rate bank and other loans	12,259	12,259	1,023	1,023
Fixed rate notes	4,984	5,209	—	—
Convertible notes	5,735	5,713	5,725	5,666
Bonds	13,000	13,054	13,000	12,119

Total	37,637	37,903	21,180	20,216

The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Related party transactions

		Year ended December 31,
		2002	2003	2004
	Note	RMB	RMB	RMB
Interconnection revenue	(ii)	12,458	9,624	5,940
Interconnection charges	(ii)	16,838	15,103	11,911
Leased line charges	(ii)	6,751	5,501	3,719
Spectrum fees	(i)	278	635	406
Operating lease charges	(ii)	559	577	643
Sales commission expenses	(iii)	109	74	69
Debt collection service fees	(iv)	81	68	43
Billing service fees	(v)	10	5	5
Roaming billing processing fees	(i)	438	375	22
Equipment maintenance service fees	(i)	55	66	89
Rental charges of synchronized clock ports	(vi)	28	21	26
Construction and related service fees	(i)	1,067	720	366
Purchases of transmission tower and transmission tower-related service and antenna maintenance service fees	(i)	208	98	197
Technology platform development and maintenance service income	(i)	39	22	25
Telecommunications lines maintenance service fees	(i)	158	235	157
Interest paid/payable	(i)	1,107	1,091	721
Network design fee	(vii)	192	105	48
Rental income	(viii)	7	—	—
Capital contributions	(ix)	10,806	911	—
Distributions	(x)	911	1,123	—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Related party transactions (Continued)

Notes:

(i)	Descriptions of the nature of the related party transactions are set forth in Note 26.

(ii)	Descriptions of the nature of the related party transactions are set forth in Note 26. The amounts also include charges paid or payable to the state-controlled telecommunications operators in the PRC.

(iii)	Sales commission expenses represent sales commission paid or payable to the state-controlled telecommunications operators in the PRC for the selling of prepaid cards on behalf of the Company’s subsidiaries.

(iv)	Debt collection service fees represent service fees paid or payable to the state-controlled telecommunications operators in the PRC for the provision of debt collection service to the Company’s subsidiaries.

(v)	Billing service fees represent service fees paid or payable to the state-controlled telecommunications operators in the PRC for the provision of billing processing services to the Company’s subsidiaries.

(vi)	Rental charges of synchronized clock ports represent the amount paid or payable to China Mobile for the rental of synchronized clock ports.

(vii)	Network design fee represents amount paid or payable to subsidiaries of China Mobile for the provision of network design services.

(viii)	Rental income represents the amount received or receivable from the state-controlled telecommunications operators in the PRC for operating leases in respect of land and buildings and others.

(ix)	Capital contributions represent capital contributions in the form of cash or construction projects received from China Mobile.

(x)	Distributions represent cash payments from the Company’s subsidiaries to China Mobile.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

Segment reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s operating segments are comprised of its mobile telecommunications businesses operated within the thirty-one provinces, autonomous regions and municipalities in the PRC. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide mobile telecommunications services to individual customers within their geographic market. The Company’s operating segments have been aggregated into a single reportable segment as permitted under US GAAP because management believes all of the criteria for aggregation have been met.

Business risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic and legal environment, extensive government regulations and competition in the mobile telecommunications industry.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

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

Amount of spectrum availability

The Group’s mobile telecommunications system’s subscriber capacity is limited by the amount of spectrum available for use by the system. The former State Radio Regulatory Commission, now a department within the MII, is responsible for the overall allocation of radio frequency spectrum in the PRC. There can be no assurance that the Group would be granted additional spectrum when and if required, and any resulting levels of system congestion could result in subscriber dissatisfaction, decreased system usage by subscribers and increased churn rate.

Interconnection arrangement with networks of other operators

The Group’s mobile telecommunications services depend in large part upon access to the network of other operators. Any disruption of interconnection with the networks of operators could have a material adverse effect on the Group’s results of operations.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Additional information required by US GAAP (Continued)

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