Form 20-F
period 2005-12-31
CHINA MOBILE LTD /ADR/
filed 2006-06-09
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-14696

China Mobile Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Hong Kong, China

(Jurisdiction of Incorporation or Organization)

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value HK$0.10 per share	The New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares representing the ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005, 19,835,160,399 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

China Mobile Limited

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business strategies;

•	our operations and business prospects;

•	our network expansion plans and related capital expenditure plans, including, among others, those relating to third generation mobile telecommunications technology, or 3G, network constructions;

•	the planned development of new mobile technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” and the following:

•	any changes in the regulatory policies of the Ministry of Information Industry or other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, the provision of telephone services in rural areas of the People’s Republic of China, or the PRC, and spectrum and numbering resources allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the PRC government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into Mainland China’s telecommunications market and Mainland China’s continued economic growth.

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

Special Note on Our Financial Information and

Certain Statistical Information Presented in This Annual Report

As required under generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of various regional mobile telecommunications companies and other telecommunications assets, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report on Form 20-F, include the results of these companies only from the respective dates of acquisition.

For acquisitions before January 1, 2001, positive goodwill arising from acquisitions was eliminated against reserves, and negative goodwill arising from acquisitions was credited to a capital reserve. For acquisitions on or after January 1, 2001, positive goodwill arising from acquisitions is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life, which shall not exceed 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less any accumulated amortization and any impairment losses. Effective January 1, 2005, in order to comply with Hong Kong Financial Reporting Standard 3, “Business Combinations”, or HKFRS 3, and Hong Kong Accounting Standard 36, “Impairment of Assets”, or HKAS 36, issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA, we adopted a new accounting policy for goodwill. The new policy has been applied prospectively in accordance with the transitional provisions as set out in HKFRS 3 to the effect that we no longer amortize goodwill, but test goodwill at least annually for impairment. In addition, the cumulative amount of amortization as of January 1, 2005 has been offset against the cost of the goodwill and comparative amounts have not been restated.

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

Prior to 2003, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice (“SSAP 12 (revised)”) issued by the HKICPA, we adopted a new accounting policy for deferred tax. Under our current accounting policy, deferred tax liabilities are provided in full on taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheets have been restated. In addition, deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities, respectively. Income tax in the consolidated statements of income has also been revised.

Prior to 2005, minority interests were presented in the consolidated balance sheets separately from liabilities and as a deduction from net assets, and minority interests in our results for the year were also separately presented in the consolidated statements of income as a deduction before arriving at the profit attributable to equity shareholders. Effective January 1, 2005, in order to comply with HKAS 1, “Presentation of Financial Statements”, and HKAS 27, “Consolidated and Separate Financial Statements”, issued by the HKICPA, we adopted a new accounting policy for minority interests. In particular, minority interests are presented in the consolidated balance sheets and consolidated statements of equity separately from capital and reserves attributable to equity shareholders, and minority interests in our results are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and equity shareholders. These changes in presentation have been applied retrospectively and comparative amounts have been restated.

Prior to 2005, land use rights and buildings held for our own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost of these assets on a straight-line basis over their estimated useful lives to residual value. Effective January 1, 2005, in order to comply with HKAS 17, “Leases”, issued by the HKICPA, we adopted a new accounting policy for land use rights and buildings held for own use by reclassifying land use rights and buildings held for our own use as being held under an operating lease. The corresponding amortization charges relating to land use rights and buildings held for our own use were reclassified from depreciation to other operating expenses. The new accounting policy has been adopted retrospectively and comparative amounts have been restated. There is no impact on our net assets as of the year end and on our profit attributable to equity shareholders for the periods presented.

Prior to 2005, no employee benefit cost or obligation was recognized when we granted employees (which term includes directors) share options on our shares. When the share options were exercised, capital and reserves attributable to equity shareholders were increased by the amount of the proceeds received. Effective January 1, 2005, in order to comply with HKFRS 2, “Share-Based Payments”, or HKFRS 2, issued by the HKICPA, we adopted a new accounting policy for the employee share option scheme where the fair value (measured at grant date using the binomial lattice model) of share options granted to employees is recognized as an employee cost with a corresponding increase in capital and reserves attributable to equity shareholders. The new accounting policy has been applied retrospectively and comparative amounts have been restated in accordance with HKFRS 2, except that we have adopted the transitional provisions set out in paragraph 53 of HKFRS 2, under which the new recognition and measurement policies have not been applied to: (i) all share options granted to employees on or before November 7, 2002; and (ii) all share options granted to employees after November 7, 2002 but which had vested before January 1, 2005.

Under U.S. GAAP, the compensation expense of share options granted was historically determined based on the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the share options. The excess amount was charged to the consolidated statements of income over the vesting period of the share options. As a result, any expenses recognized based on the fair value of share options under Hong Kong GAAP were reversed under U.S. GAAP. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123R, which requires companies to measure and recognize compensation expense for all share-based payment at fair value. SFAS No. 123R is effective for all interim and annual periods beginning after June 15, 2005. We have adopted SFAS No. 123R for accounting periods commencing on January 1, 2006. We will use the modified-prospective transition method and will not restate prior periods for the adoption of SFAS No. 123R. Since we will recognize the fair value of share options granted to employees as an employee cost in order to comply with HKFRS 2, we believe the impact on us as a result of the adoption of SFAS No. 123R is not significant.

Prior to 2005, convertible notes and bonds were stated in the consolidated balance sheets at face value, less unamortized discount arising upon issuance. The discount was amortized on a straight-line basis over the period from the date of issuance to the date of maturity. Effective January 1, 2005, in order to comply with HKAS 32, “Financial Instruments: Disclosure and Presentation”, and HKAS 39, “Financial Instruments: Recognition and Measurement”, or HKAS 39, issued by the HKICPA, we adopted new accounting policies for financial instruments. Under our new accounting policies, the liability component of the convertible notes and bonds are recognized initially at fair value less attributable transaction costs and the equity component (representing the excess proceeds over the amount initially recognized as the liability component) is recognized in the capital reserve until the notes are converted or redeemed. The liability component of convertible notes and bonds are subsequently carried at amortized cost and the corresponding interest expenses recognized in the consolidated statements of income are calculated using the effective interest method. The new accounting policies have been adopted by way of an opening balance adjustment to retained earnings as of January 1, 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2005. The selected historical income statement data for the years ended December 31, 2003, 2004 and 2005 and the selected historical balance sheet data as of December 31, 2004 and 2005 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical Hong Kong GAAP income statement data for the years ended December 31, 2001 and 2002 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements that are not included in this annual report on Form 20-F. Certain historical income statement data for the years ended December 31, 2001, 2002, 2003 and 2004 and certain historical balance sheet data as of December 31, 2001, 2002, 2003 and 2004 have been restated to conform to current year’s presentation.

Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the various regional mobile telecommunications companies and other telecommunications assets, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report on Form 20-F, include the results of these companies only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. For information regarding significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on profit attributable to equity shareholders for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005, see note 38 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 38 to our consolidated financial statements.

	As of or for the year ended December 31,
	2001(1) RMB	2002(1) RMB	2003(1) RMB	2004(1) RMB	2005 RMB	2005 US$
	(in millions, except share, per share and per ADS information)
Income Statement Data:
Hong Kong GAAP
Operating revenue	100,331	128,561	158,604	192,381	243,041	30,116
Operating expenses	59,319	79,765	105,401	132,902	169,355	20,985
Profit from operations	41,012	48,796	53,203	59,479	73,686	9,131
Profit before tax	41,717	48,978	52,959	60,951	78,264	9,698
Income tax	13,763	16,375	17,412	19,180	24,675	3,058
Profit for the year attributable to equity shareholders	27,955	32,601	35,556	41,749	53,549	6,635
Basic net income per share(2)	1.50	1.70	1.81	2.12	2.71	0.34
Diluted net income per share(2)	1.50	1.70	1.81	2.12	2.70	0.33
Basic net income per ADS(2)	7.51	8.51	9.04	10.61	13.57	1.68
Diluted net income per ADS(2)	7.51	8.50	9.03	10.59	13.49	1.67
Shares utilized in basic calculation (in thousands)	18,605,371	19,151,322	19,671,654	19,673,185	19,738,229	19,738,229
Shares utilized in diluted calculation (in thousands)	18,698,023	19,243,050	19,762,812	19,774,093	19,892,163	19,892,163
U.S. GAAP(3)
Operating revenue	148,229	167,640	186,060	210,637	249,576	30,925
Operating expenses	93,743	108,622	126,714	146,033	171,855	21,294
Profit from operations	54,486	59,018	59,346	64,604	77,721	9,631
Profit before tax	53,714	58,404	58,520	64,847	78,489	9,726
Income tax	16,886	18,986	19,009	19,764	23,945	2,967
Profit for the year attributable to equity shareholders	36,829	39,416	39,520	45,061	54,504	6,754
Basic net income per share(2)	1.90	2.01	2.01	2.29	2.76	0.34
Diluted net income per share(2)	1.89	2.01	2.01	2.29	2.75	0.34
Basic net income per ADS(2)	9.48	10.07	10.05	11.45	13.81	1.71
Diluted net income per ADS(2)	9.46	10.06	10.03	11.43	13.73	1.70
Share utilized in basic calculation (in thousands)	19,432,886	19,561,679	19,671,654	19,673,185	19,738,229	19,738,229
Share utilized in diluted calculation (in thousands)	19,525,538	19,653,406	19,762,812	19,774,093	19,892,163	19,892,163
Balance Sheet Data:
Hong Kong GAAP
Current assets
Cash and cash equivalents	21,821	32,575	39,129	45,149	64,461	7,988
Deposits with banks	14,970	11,069	17,227	20,264	41,925	5,195
Accounts receivable	5,728	6,066	6,116	6,553	6,603	818
Property, plant and equipment	103,076	161,355	167,177	212,459	216,505	26,827
Total assets	174,953	286,021	307,303	368,752	421,027	52,171
Total short-term debt(4)	5,439	8,200	8,174	2,523	68	8
Total long-term debt(5)	6,739	12,676	672	—	—	—
Fixed rate notes(6)	4,956	4,961	4,984	—	—	—
Convertible notes(7)	5,708	5,711	5,735	5,725	—	—
Bonds	5,000	13,000	13,000	13,000	12,912	1,600
Deferred payable(8)	—	15,176	9,976	23,633	23,633	2,929
Total liabilities	61,938	112,565	108,318	135,348	147,920	18,330
Share capital	1,986	2,099	2,099	2,102	2,116	262
Shareholders’ equity	112,983	173,265	198,803	233,161	272,824	33,806

	As of or for the year ended December 31,
	2001(1) RMB	2002(1) RMB	2003(1) RMB	2004(1) RMB	2005 RMB	2005 US$
	(in millions, except share, per share and per ADS information)
U.S. GAAP(3)
Property, plant and equipment	163,825	195,100	203,486	215,240	218,362	27,058
Total assets	274,880	293,768	316,898	334,003	385,618	47,783
Total long-term debt(5)	11,803	12,687	672	—	—	—
Fixed rate notes(6)	4,956	4,961	4,984	—	—	—
Convertible notes(7)	5,708	5,711	5,735	5,725	—	—
Bonds	5,000	13,000	13,000	13,000	12,912	1,600
Deferred payable(8)	—	15,176	9,976	23,633	23,633	2,929
Shareholders’ equity	153,572	159,936	190,828	198,119	237,252	29,398
Other Financial Data:
Hong Kong GAAP
Capital expenditures and land lease prepayments(9)	39,500	41,000	43,871	59,143	67,106	8,316
Net cash from operating activities	50,971	69,422	85,534	103,779	131,709	16,321
Net cash used in investing activities	(45,248)	(64,117)	(54,292)	(73,302)	(87,116)	(10,796)
Net cash (used in)/from financing activities	(11,604)	5,449	(24,688)	(24,457)	(25,173)	(3,119)
Dividend declared or proposed	—	6,678	7,517	13,789	21,026	2,605

U.S. GAAP(3)
Net cash flow from operating activities	67,903	88,429	93,131	111,112	131,593	16,306
Dividend declared or proposed	—	6,678	7,517	13,789	21,026	2,605

(1)	As described in Note 3 and Note 38 to our consolidated financial statements, certain restatements to periods prior to 2005 have been made to comply with the new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the HKICPA that were adopted in 2005 and certain comparative data under U.S. GAAP have been reclassified to conform to current year’s presentation.
(2)	The basic net income per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 2001, 2002, 2003, 2004 and 2005. The diluted net income per share under Hong Kong GAAP for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively.

The basic net income per share and per ADS amounts under U.S. GAAP for the years ended December 31, 2001 and 2002 have been computed by dividing profit attributable to equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 827,514,446 ordinary shares representing 165,502,889 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The basic net income per share and per ADS amounts under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 have been computed by dividing profit attributable to equity shareholders by the weighted average number of shares and weighted average number of ADSs, respectively, outstanding during 2003, 2004 and 2005. The diluted net income per share under U.S. GAAP for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 2001, 2002, 2003, 2004 and 2005 all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. For the years ended December 31, 2001, 2002, 2003, 2004 and 2005 all dilutive potential ordinary shares resulting from convertible notes would decrease profit attributable to equity shareholders per share.

(3)	The amounts for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are presented to reflect our acquisitions of various regional mobile telecommunications companies and other telecommunications assets under the “as if pooling-of-interests” method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.
(4)	Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of capital lease obligations.
(5)	Includes long-term bank and other loans and obligations under capital leases, net of current portion.
(6)	The fixed rate notes issued on November 2, 1999 with an aggregate principal amount of US$600 million were fully redeemed on November 2, 2004.
(7)	The convertible notes issued on November 3, 2000 with an aggregate principal amount of US$690 million were fully redeemed on November 3, 2005.
(8)	Represents the balance of the purchase consideration payable to China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004, as applicable. See “Item 4. Information on the Company”.
(9)	Represents payments made for capital expenditures and land lease prepayments during the year.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.0702 = US$1.00 and HK$7.7533 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.0120 = US$1.00 and HK$7.7596 = US$1.00, respectively, on June 6, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2005	8.0808	8.0702	December 2005	7.7548	7.7516
January 2006	8.0596	8.0702	January 2006	7.7571	7.7506
February 2006	8.0616	8.0415	February 2006	7.7618	7.7564
March 2006	8.0505	8.0167	March 2006	7.7620	7.7570
April 2006	8.0248	8.0040	April 2006	7.7598	7.7529
May 2006	8.0300	8.0005	May 2006	7.7575	7.7510
June 2006 (up to June 6, 2006)	8.0225	8.0057	June 2006 (up to June 6, 2006)	7.7596	7.7578

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2001	8.2772	7.7997
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755

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

The PRC Ministry of Information Industry regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of the PRC, or the State Council:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses and permits;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for certain telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, numbering resources, domain names and addresses of telecommunications networks.

Other PRC government authorities also take part in regulating the telecommunications industry in the areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur. Future adverse changes in tariff policies and rates could decrease our revenues and reduce our profitability.

We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material respect, our business and operations will be materially and adversely affected. Moreover, while we are actively preparing for 3G business, we cannot assure you that we will be granted the requisite approvals and licenses by the PRC government in a timely manner, or at all.

We may be affected by future regulatory changes.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2006 legislation agenda announced by the National People’s Congress, the draft telecommunications law is scheduled to be submitted to the Standing Committee of the National People’s Congress for initial review in August 2006. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

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

While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the Ministry of Information Industry has required major telecommunications services providers in Mainland China, including China Mobile Communications Corporation, or CMCC, to participate in a project to provide basic telecommunications services in remote villages in Mainland China.

We cannot predict whether we will be required to provide universal services in the future and, if so, whether we will be adequately compensated by the government, or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events may adversely affect our financial condition and results of operations.

Competition from other telecommunications services providers may affect our subscriber growth and profitability by causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional expenses.

We compete with other telecommunications services providers in all of the thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. The PRC government encourages orderly competition in the telecommunications industry in Mainland China. In particular, the PRC government has extended favorable regulatory policies to some of our competitors, such as China United Telecommunications Corporation, or China Unicom, in order to help them become more viable competitors. For example, the PRC government has permitted China Unicom to lower its mobile telecommunications services tariffs by up to 10% below the government standard rates. We believe this policy has helped China Unicom capture a significant number of price-sensitive mobile telecommunications services subscribers.

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

Increased competition from other telecommunications services providers, including China Unicom, China Telecom and China Netcom, introduction of new competitors, or the issuance of additional mobile telecommunications services licenses, including 3G licenses, could adversely affect our business by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional costs and expenses. This could in turn have a material adverse effect on our financial condition and results of operations, as well as prospects.

New entrants in and further restructuring of the telecommunications industry in Mainland China may further intensify competition and adversely affect our business and prospects.

The current prevailing PRC government policy concerning the telecommunications sector is to encourage orderly competition. In particular, we face competition from other telecommunications services providers, including China Unicom, China Telecom and China Netcom. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure”. We cannot assure you that the State Council will not approve additional telecommunications services providers in the future, including providers of mobile telecommunications services that may compete against us. Increased competition from new entrants in Mainland China’s telecommunications industry could materially and adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses.

In addition, the rapid development of new technologies and other factors might cause the PRC government to make further adjustments of the existing structure of the PRC telecommunications industry, which might change the competitive landscape of the industry. Such further industry restructuring may affect the operations of all telecommunications operators in China, including us. We may be subject to competition from new providers of telecommunications services as a result of technological developments and the convergence of various telecommunications services. These new entrants and the industry restructuring may also cause the existing competition in the telecommunications industry in Mainland China to intensify, which may materially and adversely affect our business, financial condition, results of operations and prospects. In addition to any potential intensified competition, any further industry restructuring, whether or not directly involving us, may also result in changes that could materially and adversely affect our business, financial condition, results of operations and prospects.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2006, CMCC indirectly owned an aggregate of approximately 74.9% of our shares. Accordingly, CMCC is, and will be, able to:

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

In addition, CMCC provides our operating subsidiaries with services that are necessary for our business activities, including:

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

The interests of CMCC as the provider of these services to our operating subsidiaries may conflict with our interests. Furthermore, the State-Owned Assets Supervision and Administration Commission, or the SASAC, an agency of the State Council established in 2003, has responsibilities as an investor of state-owned assets on behalf of the PRC government and promulgates rules, regulations and policies from time to time that govern, among other things, the supervision, reform and management of state-owned enterprises, including CMCC. Actions taken by the SASAC may indirectly adversely affect our business, financial condition and results of operations and may conflict with the interests of our minority shareholders.

The limited spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Information Industry allocates frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to our parent company, CMCC. The Ministry of Information Industry has allocated a total of 39 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive rights to use the allocated frequency spectrum in Mainland China.

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

We estimate that we will require approximately RMB237.3 billion (approximately US$29.4 billion) for capital expenditures from 2006 through the end of 2008 for a range of projects and other expenditures, including among others, the construction of GSM networks, support systems, transmission and structural facilities, and the development of new technologies and new businesses. However, these capital expenditures do not include construction of 3G networks.

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

The cost of implementing new technologies and upgrading our networks or expanding network capacity may also be significant. In order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future. In particular, to the extent we are granted any 3G license by the Ministry of Information Industry, we may need to make substantial capital expenditures and other investments in order to effectively implement new 3G-based technologies. However, the timing and magnitude of these capital expenditures and other investments involve many uncertainties that are beyond our control, and depend in part on when we may be granted such a license, how many licenses the Ministry of Information Industry may issue and which 3G-based technology standard we will be required to adopt. If we are required to make substantial capital expenditures and other investments in order to effectively implement new 3G-based technologies, our financial condition, results of operations and cash flow may be materially and adversely affected in one or more given periods.

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

We are subject to the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that each public company include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006.

We have commenced a Section 404 compliance project since June 2005, including the formulation of an overall work plan, the establishment of a project management committee and a systematic evaluation and inspection of our internal control systems in an effort to further improve our internal controls. However, during the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our securities. In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

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

Our share price has been subject to significant volatility, in part due to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as developments in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of third generation mobile networks and new technologies, products and services, as well as general market volatility. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Risks Relating to Mainland China

We cannot assure you that the economy of Mainland China will continue to expand in the future or that an economic slowdown in Mainland China will not materially and adversely affect our financial condition and results of operations, as well as our future prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of GDP growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, the slowdown in other major economies of the world, such as the United States, the European Union and certain Asian countries may adversely affect economic growth in Mainland China. We cannot assure you that our financial condition and results of operations, as well as our future prospects, will not be materially and adversely affected by an economic downturn in Mainland China.

Adverse changes in the economic policies of the PRC government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and adversely affect our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the PRC government may continue to have a positive effect on the economic development of Mainland China and that we may continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the PRC government or in the laws and regulations in Mainland China, if any, could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. These developments could adversely affect our business, such as reducing the demand for our services, as well as our financial condition and results of operations.

The Renminbi is not a freely convertible currency, which could limit the ability of our subsidiaries in Mainland China to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us.

Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our capital expenditures and indebtedness is denominated in U.S. dollars and other foreign currencies. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange is obtained.

Our operating subsidiaries are foreign invested enterprises. Currently, they may purchase foreign currency without the approval of the State Administration of Foreign Exchange for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration of Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate our operating subsidiaries’ ability to purchase and retain foreign currencies in the future. Also, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currency to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration of Foreign Exchange. This could affect our subsidiaries’ ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could adversely affect our financial results.

Substantially all of our operating revenue is denominated in Renminbi, while a portion of our capital expenditures and some of our financing expenses are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into U.S. dollars and other foreign currencies has been based on the rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Instead, the value of the Renminbi is now pegged against a basket of currencies, determined by the People’s Bank of China, against which it is permitted to fluctuate within a managed band. The value of the Renminbi may fluctuate significantly against the U.S. dollar in the future, depending on, among other things, the fluctuation of the basket of currencies against which the Renminbi is currently valued. In addition, the Renminbi may in the future be permitted to enter into a full float, which may also result in a significant fluctuation of the Renminbi against the U.S. dollar. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may have a material adverse effect on our financial condition and results of operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to our shareholders.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Since the late 1970s, the PRC government has been promulgating a comprehensive system of laws and regulations governing economic matters in general. Legislation since then has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries are “wholly foreign-owned enterprises,” which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protection available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition or substantial amendment of the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company — Business Overview — World Trade Organization”.

Any future outbreak of severe acute respiratory syndrome or similar adverse public health developments in China may have a material adverse effect on our financial condition and results of operations.

In late 2002 and the first half of 2003, China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Moreover, certain countries and regions, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS, avian flu or similar adverse public health developments would not have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. As of December 31, 2005, the total population residing in Mainland China is approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2005. As of December 31, 2005, our total number of subscribers was approximately 246.7 million, representing approximately 65.6% of all mobile telecommunications services subscribers in Mainland China. As of April 30, 2006, our total number of subscribers reached approximately 265.0 million.

On November 10, 2005, we made a voluntary conditional cash offer to acquire all the issued shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Peoples Telephone Company Limited, or Peoples Telephone), a mobile telecommunications services provider based in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange. The offer became unconditional in all respects on December 29, 2005. On March 28, 2006, we completed the compulsory acquisition of all the issued and outstanding shares of Peoples Telephone. The listing of the shares of Peoples Telephone on the Hong Kong Stock Exchange was withdrawn with effect from March 29, 2006.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name “China Telecom (Hong Kong) Limited”. We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and to “China Mobile Limited” on May 29, 2006 after obtaining the approval of our shareholders.

We completed our initial public offering in October 1997. Our ordinary shares are listed on the Hong Kong Stock Exchange, and our American Depositary Shares, or ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange. Our agent for service of process in the United States is CT Corporation System, and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong Province conducted by Guangdong Mobile Communication Company Limited, or Guangdong Mobile, and in Zhejiang Province conducted by Zhejiang Mobile Communication Company Limited, or Zhejiang Mobile. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from CMCC, our indirect controlling shareholder, of mobile telecommunications operations conducted by its regional subsidiaries. In particular:

•	We acquired Jiangsu Mobile Communication Company Limited, or Jiangsu Mobile, on June 4, 1998 for a cash consideration of HK$22.5 billion.

•	We acquired Fujian Mobile Communication Company Limited, or Fujian Mobile, Henan Mobile Communication Company Limited, or Henan Mobile, and Hainan Mobile Communication Company Limited, or Hainan Mobile, on November 12, 1999 for a total purchase price of HK$49.7 billion, consisting of HK$19.0 billion in cash and the remaining HK$30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

•	We acquired Beijing Mobile Communication Company Limited, or Beijing Mobile, Shanghai Mobile Communication Company Limited, or Shanghai Mobile, Tianjin Mobile Communication Company Limited, or Tianjin Mobile, Hebei Mobile Communication Company Limited, or Hebei Mobile, Liaoning Mobile Communication Company Limited, or Liaoning Mobile, Shandong Mobile Communication Company Limited, or Shandong Mobile, and Guangxi Mobile Communication Company Limited, or Guangxi Mobile, on November 13, 2000 for a total purchase price of HK$256.0 billion, consisting of HK$74.6 billion in cash and the remaining HK$181.4 billion in the form of 3,779,407,375 new shares.

•	We acquired Anhui Mobile Communication Company Limited, or Anhui Mobile, Jiangxi Mobile Communication Company Limited, or Jiangxi Mobile, Chongqing Mobile Communication Company Limited, or Chongqing Mobile, Sichuan Mobile Communication Company Limited, or Sichuan Mobile, Hubei Mobile Communication Company Limited, or Hubei Mobile, Hunan Mobile Communication Company Limited, or Hunan Mobile, Shaanxi Mobile Communication Company Limited, or Shaanxi Mobile, and Shanxi Mobile Communication Company Limited, or Shanxi Mobile, on July 1, 2002 for a total purchase price of US$8,573 million, consisting of an initial consideration of US$5,773 million and a deferred consideration of US$2,800 million. The initial consideration of US$5,773 million consisted of a cash payment of US$3,150 million and the issuance of new shares for the remaining US$2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We financed the cash portion of the initial consideration by applying a portion of our existing internal cash resources, in the amount of US$2,400 million, combined with proceeds from the issuance of new shares in the amount of HK$5.85 billion (equivalent to approximately US$750 million) to Vodafone Holdings (Jersey) Limited, a wholly owned subsidiary of Vodafone Group Plc., or Vodafone. After the share placement, Vodafone’s share holding in us increased from 2.18% to approximately 3.27%. The deferred consideration of US$2,800 million is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We used the entire proceeds from the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to satisfy part of the US$2,800 million deferred consideration.

•	We acquired Neimenggu Mobile Communication Company Limited, or Neimenggu Mobile, Jilin Mobile Communication Company Limited, or Jilin Mobile, Heilongjiang Mobile Communication Company Limited, or Heilongjiang Mobile, Guizhou Mobile Communication Company Limited, or Guizhou Mobile, Yunnan Mobile Communication Company Limited, or Yunnan Mobile, Xizang Mobile Communication Company Limited, or Xizang Mobile, Gansu Mobile Communication Company Limited, or Gansu Mobile, Qinghai Mobile Communication Company Limited, or Qinghai Mobile, Ningxia Mobile Communication Company Limited, or Ningxia Mobile, Xinjiang Mobile Communication Company Limited, or Xinjiang Mobile, Beijing P&T Consulting & Design Institute Company Limited, or Jingyi, and China Mobile Communication Company Limited, or CMC, on July 1, 2004 for a total purchase price of US$3,650 million, consisting of an initial consideration of US$2,000 million and a deferred consideration of US$1,650 million. The deferred consideration of US$1,650 million is interest bearing and payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time.

In addition, the Company acquired all the issued and outstanding shares of Peoples Telephone on March 28, 2006 for a total purchase price of approximately HK$3,384 million (US$436 million). As a result, Peoples Telephone became our indirect wholly-owned subsidiary and its shares were withdrawn from listing on the Hong Kong Stock Exchange with effect from March 29, 2006.

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

As part of the PRC government’s restructuring of the telecommunications industry, the Ministry of Information Industry was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government’s regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the PRC government substantially completed the industry restructuring. As a result, the Ministry of Information Industry ceased to have an indirect controlling interest in us, and no longer exercises control over telecommunications operations, but continues in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications services providers in Mainland China.

In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 CMCC obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, in May 2000, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC. As a result, CMCC has become the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the PRC government’s interest in us. In addition, following the completion of the acquisition of the ten regional mobile telecommunications companies and other telecommunications assets by us in July 2004, CMCC ceased to operate mobile telecommunications businesses in Mainland China other than through us. As of May 31, 2006, CMCC indirectly owned approximately 74.9% of all our outstanding shares, including shares represented by ADSs.

As a state-owned company, the former China Telecommunications Corporation owns and operates fixed-line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002. China Netcom consists of ten regional telecommunications companies that were originally owned by the former China Telecommunications Corporation in Beijing, Tianjin, seven provinces and one autonomous region, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, autonomous regions and directly-administered municipalities. As a result, apart from us, principal participants in the telecommunications industry in Mainland China also include China Telecom, China Netcom, China Unicom, China Railway Communications Corporation Limited and China Satellite Communications Corporation. Among these six participants, China Unicom and we are the two operators that are licensed to provide mobile telecommunications services in Mainland China.

Organizational Structure

As of May 31, 2006, CMCC, a company incorporated in China, owned 74.9% equity interest in us through intermediate holding companies. As of May 31, 2006, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xijiang Mobile, Jingyi, CMC and Peoples Telephone through intermediate holding companies, and a 66.4% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and Hong Kong. CMCC no longer operates mobile telecommunications businesses in Mainland China, other than through us.

General Information

Our principal executive offices are located at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of our regional mobile telecommunications companies in Mainland China and Hong Kong. Our web site address is www.ChinaMobileLtd.com. The information on our web site is not a part of this annual report on Form 20-F.

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telephone system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks currently reach virtually all cities and counties and major roads and highways throughout Mainland China and, through the network of Peoples Telephone, reach a substantial part of Hong Kong.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to further consolidate our market leading position in the mobile telecommunications market by innovatively developing new customers, new voice usage and new businesses. We intend to continue to develop our brand, enhance our proprietary sales channel capabilities, strengthen the establishment and integration of our online sales channels, continually improve our basic customer service and strengthen our ability to innovate in terms of businesses, technologies, management and business model. Moreover, we will pay particular attention to developing our corporate customer base, developing a new competitive advantage in terms of our network and support systems, committing ourselves fully to servicing the 2008 Beijing Olympics and carrying out planning and operational preparation for the development of 3G.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	develop new customers, particularly new corporate customers;

•	enhance our brand and improve our customer services;

•	enhance our proprietary sales channels;

•	strengthen our online sales and marketing channels;

•	refine and optimize our telecommunications and information technology supporting networks;

•	continue to emphasize innovation in developing businesses, technologies and customers as well as management and business models;

•	commit to serving the 2008 Beijing Olympics; and

•	plan actively and prepare operationally for the construction and operation of 3G.

Subscribers and Usage

Our subscriber base has grown substantially from approximately 141.6 million at the end of 2003 to approximately 246.7 million at the end of 2005. As of December 31, 2005, we had a market share of approximately 65.6% in Mainland China. As of April 30, 2006, our total number of subscribers reached approximately 265.0 million, which include subscribers of Peoples Telephone which we acquired in March 2006. Our acquisition of a total of 29 regional mobile telecommunications companies in Mainland China between June 1998 and July 2004 and our acquisition of Peoples Telephone completed in March 2006 has substantially expanded our subscriber base. In addition to our acquisitions, our subscriber growth is also attributable to a number of other factors, including:

•	significant economic growth in our markets, including the modernization of rural areas;

•	the PRC government’s promotion of “informationalization”;

•	relatively low mobile penetration rates in the central and western regions as well as small and medium-sized cities and rural areas;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and improved distribution channels;

•	our new business initiatives; and

•	our brand advantage.

In addition, as of December 31, 2005, the aggregate subscriber usage volume reached 903.1 billion minutes, representing an increase of approximately 36.6% from December 31, 2004, the number of mobile data services users reached 206.7 million, representing an increase of approximately 31.8% from December 31, 2004, and the SMS usage volume reached 249.6 billion messages, representing an increase of approximately 44.6% from December 31, 2004.

The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

	As of or for the year ended December 31,
	2003	2004	2005
Subscribers (in millions)
Contract subscribers(1)	51.1	59.9	61.3
Prepaid subscribers(1)	90.5	144.4	185.4

Total	141.6	204.3	246.7

Minutes of Usage (in billions)(2)
Contract subscribers(1)	250.8	366.0	428.1
Prepaid subscribers(1)	122.4	294.9	475.0

Total	373.2	660.9	903.1

Average Minutes of Usage Per Subscriber Per Month (minutes)(3)
Contract subscribers(1)	417	517	589
Prepaid subscribers(1)	129	194	241
Blended	240	297	335

Average Revenue Per Subscriber Per Month (RMB)(4)
Contract subscribers(1)	171	167	185
Prepaid subscribers(1)	58	56	55
Blended	102	92	90

Average Monthly Churn Rate (%)(5)	1.05	1.31	1.87

(1)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with us, while prepaid subscribers are classified to include subscribers of “Shenzhouxing”, “M-Zone” and other brands or packages targeting low usage volume users.

(2)	The total minutes of usage in 2004 include the full year minutes of usages of the ten regional mobile telecommunications companies we acquired in 2004 as if the acquisition occurred at the beginning of 2004 and are presented for ease of comparison.

(3)	Calculated by (A) dividing the total minutes of usage (calculated in the manner as set forth in note (2) above) during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.

(4)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (3) above) and (B) dividing the result by 12. For purposes of this note (4) only, both operating revenues and average numbers of subscribers in 2004 take into account the full year effect of the ten regional mobile telecommunications companies we acquired in 2004 as if the acquisition occurred at the beginning of 2004.

(5)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (3) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base. The average monthly churn rate in 2004 is calculated based on the full year information pertaining to the relevant regional mobile telecommunications companies we acquired in 2004, as if the acquisition occurred at the beginning of 2004, and is presented for ease of comparison.

Businesses

Our businesses primarily consist of voice business and new businesses.

Voice Business. Our voice business refers to the business where our subscribers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2005, our voice business continued to grow significantly, and total voice usage volume increased approximately 36.6% in 2005 compared to 2004.

New Businesses. Our new businesses include voice value-added services and data businesses.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and others.

Our data businesses mainly include short message services, or SMS, “Color Ring”, wireless application protocol, or WAP, multimedia messaging service, or MMS, “Java Applications” services, instant messaging, or IM, “Push Mail”, BlackBerryTM wireless services and “Location-Based Services”. We believe that data businesses will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2005, we increased the promotion of our data businesses by providing customers with diversified and personalized data services. Revenue from our data businesses significantly increased to RMB37,122 million in 2005, an increase of approximately 60.7% from 2004. As of December 31, 2005, our data businesses customers reached 206.7 million, which represented a 31.8% increase compared to 156.8 million subscribers as of December 31, 2004, and accounted for 83.8% of our total subscribers. We continued to maintain a leading position in data businesses in Mainland China.

We plan to continue developing new applications and functions for SMS to further stimulate the growth of the SMS business. Focusing on businesses such as “Color Ring” and WAP, we intend to further strengthen business sales and promotion as well as product optimization to drive the growth in revenue. Regarding businesses such as MMS and IM, we plan to nurture customers’ consumption habits and expand subscriber base, with a view to achieving the rapid growth of these businesses. At the same time, we expect to enhance the preparation for new products and new applications such as Mobile Search, Mobile Music, Push Mail, Location-Based Services. We also plan to focus on the promotion of industry-specific applications of data businesses to corporate customers to further enhance the penetration and utilization of data businesses.

SMS. SMS refers to services which employ the existing resources of GSM telecommunications networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 249,609 million in 2005 from 172,573 million in 2004, and revenue generated from SMS business reached RMB24,671 million in 2005. Furthermore, the SMS penetration rate (SMS subscribers as a percentage of total subscribers) reached approximately 83.8% in 2005. As of December 31, 2005, our customers were able to send or receive short messages to or from the subscribers of 214 mobile telecommunications operators in 106 countries and regions around the world.

“Color Ring”. Color Ring refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We continued to experience significant growth in our Color Ring business in 2005. Revenue generated from our Color Ring business reached RMB3,423 million in 2005.

WAP services. WAP is a technology that allows users to access information instantly via handheld wireless devices such as mobile phones. Subscribers of our WAP services are able to access the Internet via the micro-browsers on their handheld wireless devices. We continued to experience significant growth in our WAP-based businesses in 2005. Revenue generated from WAP services reached RMB3,570 million.

MMS. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. We experienced significant growth in our MMS businesses in 2005.

Instant Messaging. IM enables mobile services subscribers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our IM business showed significant growth potential in 2005.

Our new businesses also include Mobile Music, a business that provides music services to subscribers through mobile telecommunications networks. In 2005 we increased our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to mobile music products based on “Color Ring”, “IVR for Mobile Music” and “Ringtone Download”. As a result, our Mobile Music business grew significantly in 2005.

In addition, we provide wireless Internet access by utilizing general packet radio service, or GPRS, and wireless local area network, or WLAN, technologies to access WAP websites and Internet websites. GPRS supports a higher transmission rate than the traditional GSM cellular technology and enables network operators to provide more information and applications via a wireless connection. The usage of WAP-based services has grown significantly as the transmission speed and reliability has improved in recent years. WLAN is a wireless data transmission network which enables users to easily access local area networks via terminals with electromagnetic transmission, and is a complement to, and an extension of, wired local area networks access. We have been providing WLAN services at “hot spots”, such as airports, hotels, conference and exhibition centers and office buildings, within certain major cities in Mainland China.

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

Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission (the successor to the former State Development and Planning Commission) and the relevant price regulatory authorities in Mainland China. The actual price range in each service area is proposed by a network operator in that service area and must generally be approved by the relevant price regulatory authorities in that service area. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission. In August 2005, the Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, among others, provided that these tariffs set by network operators do not exceed the respective maximum tariffs determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission and that the tariff plans are filed with the Ministry of Information Industry and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

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

As of December 31, 2005, our GSM global roaming services covered 203 countries and regions, while our GPRS global roaming services coverage was extended to 98 countries and regions.

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

Research and Development

Our research and development efforts, undertaken jointly by our research institute and other relevant departments and business units, primarily focus on:

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

Sales and Customer Services

                        Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including, for example, billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. In addition, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for “Shenzhouxing” pre-paid services and certain wireless data services, and redemption of “GoTone” points. Furthermore, we have enhanced our service capabilities in 2005 through the expansion and optimization of our proprietary sales channels, the expansion of online sales and marketing channels and the integration of the resources relating to sales and marketing channels in the community. Moreover, we established sales and service networks at low cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas.

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

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2005, we had signed service contracts with approximately 1.11 million corporate customers, and individual customers served under these service contracts with corporate accounts accounted for approximately 27% of our total subscribers. In addition, we have developed and integrated industry-specific products and applications in more than 20 industries and sectors, including urban administration, education, public security, agriculture, meteorology and banking. As of December 31, 2005, we have developed and launched nearly 300 industry-specific products and applications. We believe that these industry-specific products and applications will not only enhance the loyalty of our corporate customers, but will also stimulate usage as well as attract potential new subscribers. Furthermore, we developed customized products and service packages in response to the unique consumption characteristics of rural areas, such as small denomination top-up and over-the-air recharging. We have also encouraged handset producers to introduce inexpensive handsets with moderate functions to lower the barrier of using mobile phones in the rural areas.

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

In 2005, we continued to optimize our customer service processes to remove service bottlenecks, resulting in sustained improvement in customer services and achieving a steady improvement in customer satisfaction levels. Overall customer satisfaction rate reached 75% in 2005, representing an increase of 0.86 percentage points from 2004.

Customer Retention. As a result of intensified competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these four classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2005, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding the subscriber base, offering new services and gaining recognition as representative of youth culture. We enhanced the brand image and the number of customers as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2005 including, among others, developing our portfolio of products, increasing services and industry penetration, allocating more resources in the fast-growing new businesses and optimizing management systems and procedures.

Churn Management. We have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented subscriber registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require contract subscribers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis, and if there are unusual circumstances, control measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscriber must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, we have expanded the sphere of service offerings that require subscribers to pre-pay for services.

We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, for any accounts receivable older than three months, we make an allowance for the full amount of such receivable. The total amount of our allowance for doubtful accounts for each of 2003, 2004 and 2005 was RMB2,006 million, RMB2,273 million and RMB2,968 million, respectively, or 1.3%, 1.2% and 1.2% of total operating revenue, respectively.

Promotions Relating to the 2008 Beijing Olympics. In 2005, as the only mobile telecommunications services partner for the 2008 Beijing Olympics, we actively participated in various promotional activities sponsored by the Beijing Olympic Games Preparatory Committee to further enhance our brand. These include providing the mobile telecommunications transmission on a real time basis for the release of the Olympic slogan, the Olympic song and the Olympic mascots of the 2008 Beijing Olympics via SMS, “Color Ring” and MMS.

Mobile telecommunications services in remote areas. We are committed to fulfilling our responsibility to the community. In an effort to promote the social and economic development in remote areas in Mainland China, CMCC has invested in and constructed the necessary network facilities in these areas as part of the project directed by the Ministry of Information Industry to provide basic mobile telecommunications services to villages in these areas. We have assisted CMCC in providing mobile telecommunications services to villages in these areas as part of the project, including providing related operating and maintenance services.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications. In 2005, we upgraded and expanded these systems to improve our management and operations.

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

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Canada, Hong Kong, Macau, Taiwan, Brunei, Cambodia, Indonesia, New Zealand, South Korea, Thailand, Switzerland and the United States. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Bangladesh, India, Malaysia and Philippines. CMCC has also filed applications for trademark registration under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

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

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Information Industry allocated a total of 39 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive right to use such frequency spectrum in Mainland China.

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

Equipment Suppliers. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. In 2005, we purchased our GSM networks equipment primarily from Ericsson, Nokia, Huawei Technologies, Motorola and Alcatel.

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

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, served as a Non-Executive Director of our company from August 2003 until March 2005. Sir Julian Michael Horn-Smith, Deputy Chief Executive Officer and Executive Director of Vodafone, served as a Non-Executive Director of our company from March 2005 until June 2006. Mr. Paul Michael Donovan, Chief Executive Officer for Central Europe, Middle East, Asia-Pacific and Affiliates of Vodafone, joined our board of directors as a Non-Executive Director in June 2006. See “Item 6. Directors, Senior Management and Employees”. In addition, as of May 31, 2006, Vodafone held approximately 3.23% of our outstanding shares. See “— The History and Development of Company — Expansion Through Acquisitions”.

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

Strategic Alliance Agreement with Phoenix and Memorandum of Understanding with News Corporation and STAR Group Limited

On June 8, 2006 we entered into a strategic alliance agreement with Phoenix Satellite Television Holdings Limited, or Phoenix, a leading satellite television operator broadcasting into mainland China, pursuant to which we and Phoenix will cooperate in the joint development, marketing and delivery of innovative wireless content, products, services and applications, among others. The strategic alliance agreement is conditional upon the completion of the purchase by China Mobile (Hong Kong) Group Limited, our indirect holding company, of a 19.9% interest in Phoenix from Xing Kong Chuan Mei Group Co., Ltd., a subsidiary of STAR Group Limited and an indirect subsidiary of News Corporation, subject to the obtaining of relevant regulatory approvals and other customary closing conditions.

In addition, on the same day, we entered into a memorandum of understanding with News Corporation and STAR Group Limited in connection with the intention of the parties to build a long-term wireless media strategic partnership and to explore various areas of cooperation, which may include the aggregation, development and marketing of multimedia content and other wireless value-added services, by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world.

Competition

We compete with other telecommunications services providers. We are one of the two licensed mobile telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the PRC government has extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us. For example, the PRC government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom’s market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers.

In accordance with the PRC government policy of encouraging competition in the PRC telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. In 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which created two large telecommunications companies, China Telecom and China Netcom. Increased competition from new entrants in China’s telecommunications industry could adversely affect our financial condition and results of operations. See “Item 3. Key Information — Risk Factors — New entrants in the telecommunications industry in Mainland China may further intensify competition and adversely affect our business and prospects”.

We are facing intensified competition from other operators. China Unicom provides mobile telecommunications services through GSM and CDMA networks throughout Mainland China. In addition, China Telecom and China Netcom offer local wireless access services, such as Xiaolingtong services, throughout Mainland China. Xiaolingtong services are local telecommunications services based on the Personal Access System technology, which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage. In addition, China Unicom, China Telecom and China Netcom launch from time to time promotional offers, such as handset subsidies and tariff packages, to attract customers. China Telecom and China Netcom also offer Xiaolingtong services together with fixed-line services as a package. Despite intensified competition, we believe that we have significant competitive advantages due to:

•	economies of scale;

•	our superior mobile telecommunications networks;

•	our advanced and flexible support systems;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of new businesses;

•	our experienced management team and seasoned employees; and

•	our financial resources.

We believe these advantages have contributed to our superior subscriber quality compared to that of our competitors, as measured by average usage levels, average revenues per subscriber and doubtful accounts levels.

The State Council and the Ministry of Information Industry may approve additional mobile service providers in the future that may compete with us. We may also be subject to competition from providers of new telecommunications services based on existing or new technologies, such as 3G. Nonetheless, given the relatively low mobile penetration rates in the central and western regions as well as small and medium-sized cities and rural areas, we believe there is substantial growth potential for our mobile telecommunications business. We believe that the restructuring of the telecommunications industry in Mainland China has helped to create a fair, orderly, transparent and healthy telecommunications market.

World Trade Organization

China officially joined the WTO on December 11, 2001. Under the Protocol on the Accession of the People’s Republic of China, dated as of November 11, 2001, China agreed to gradually open various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services will be gradually expanded over a period of six years. Under the accession protocol, the telecommunication market is divided into fixed-line services, mobile voice and data services, paging services and value added services. Value added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors were permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in China. By December 11, 2006, such joint ventures will be permitted to offer mobile voice and data services in China without any geographic restrictions.

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

Source: the official website of the PRC Ministry of Information Industry.

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

Regulation

The mobile telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the Ministry of Information Industry and other relevant government authorities including the National Development and Reform Commission and the Ministry of Commerce, which consolidated the functions of the former Ministry of Foreign Trade and Economic Cooperation, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The Ministry of Information Industry, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses and permits;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, formulating tariff and service charge standards for telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, numbering resources, domain names and addresses of telecommunications networks.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2006 legislation agenda announced by the National People’s Congress, the draft telecommunications law is scheduled to be submitted to the Standing Committee of the National People’s Congress for initial review in August 2006. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

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

On December 11, 2001, China officially joined the WTO. To implement China’s commitments under the WTO, the Administration of Foreign-Funded Telecommunications Enterprises Provisions became effective on January 1, 2002, permitting foreign investment in joint ventures that provide telecommunications services in China. However, such investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Administration of Foreign-Funded Telecommunications Enterprises Provisions, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value added telecommunications services (including radio paging services).

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

Numbering Resources. The Ministry of Information Industry is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and subscriber numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the Ministry of Information Industry. In January 2003, the Ministry of Information Industry issued Measures on Administration of Telecommunications Network Numbering Resources. In accordance with these measures, the telecommunications network numbering resources are owned by the state, and the user of numbering resources is required to pay a usage fee to the state starting March 1, 2003. The measures also provide for procedures for application for the use, upgrade and adjustment of numbering resources by telecommunications operators. In December 2004, the Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. The levels and categories of our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission and, at the local level, the relevant provincial price regulatory authorities. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum tariffs for all domestic long distance calls and international calls (other than Internet Protocol phone calls) are fixed jointly by the Ministry of Information Industry and the National Development and Reform Commission. In August 2005, the Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have, among other things, more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, provided that these tariffs set by network operators do not exceed the respective maximum tariffs determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission and that the tariff plans are filed with the Ministry of Information Industry and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level. Our international roaming charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

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

Employees

The total number of our employees increased from 88,127 as of December 31, 2004 to 99,104 as of December 31, 2005. Substantially all of our employees are located in Mainland China. The employees are classified in the following table. Approximately 73.5% of our permanent employees have college or graduate degrees.

Management	18,711
Technical and engineering	28,859
Sales and marketing	46,262
Financial and accounting	5,272

Total	99,104

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

Properties, Plants and Equipment

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

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 38 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of profit attributable to equity shareholders and shareholders’ equity. In addition, note 38 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2003, 2004 and 2005. Our consolidated financial statements reflect the results of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC from July 1, 2004, the date of the acquisition.

Overview of Our Operations

During 2003, 2004 and 2005, our network capacity, subscriber base and usage and operations continued to experience significant growth. We believe that with the ongoing market-oriented restructuring of the telecommunications industry, as well as the continued development of the Chinese economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in Mainland China in general and, in particular, in the central and western regions, we believe that there is substantial potential for continued future subscriber growth.

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 3. Key Information — Risk Factors — Adverse changes in the economic policies of the PRC government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and adversely affect our business, financial condition and results of operations” and “Item 4. Information on the Company — Business Overview — Regulation”. Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations.

Our Previous Acquisitions of Regional Mobile Telecommunications Companies and Other Telecommunications Assets in Mainland China Have Materially Impacted Our Financial Results

Following our acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC on July 1, 2004, we began to provide a full range of mobile telecommunications services in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. Moreover, we acquired all of the issued and outstanding shares of Peoples Telephone on March 28, 2006. See “Item 4. Information on the Company — The History and Development of Company — Expansion Through Acquisitions.” We have adopted the purchase accounting method to account for these acquisitions under Hong Kong GAAP. Accordingly, our consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, our acquisitions of these companies are considered a combination of entities under common control which would be accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis.

These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2004 and 2005 were significantly affected by the inclusion of the results of operations for the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. By comparison, our financial results in 2003 did not include the results of operations of these companies. See “— Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003”. These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

Operating Arrangements We Entered Into Over the Last Several Years Have Materially Impacted Our Financial Results

Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our subsequent acquisitions of regional mobile telecommunications companies and other telecommunications assets in Mainland China. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

•	interconnection revenue sharing and settlement arrangements with other operators;

•	intra-provincial transmission line leasing agreements with other operators;

•	service agreement with CMCC and certain other operators with respect to various telecommunications services and support;

•	a change in the tax treatment of connection fees and certain surcharge revenue for our services; and

•	the revaluation of property, plant and equipment and land lease prepayments of the companies we acquired as of the respective dates set forth in the financial statements included in this annual report on Form 20-F.

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, from July 1, 2004, the domestic roaming arrangements between CMCC and us were terminated and we no longer lease any inter-provincial transmission lines from CMCC. Moreover, we entered into an agreement with CMCC on July 1, 2004 with respect to, among other things, inter-provincial interconnection and roaming, international interconnection and roaming, and inter-provincial and international transmission lines leasing. Pursuant to this agreement, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains the existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays the same to the relevant transmission line providers. Moreover, under this agreement, CMCC (a) maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and (b) collects the relevant usage fees and other fees from us or the relevant telecommunications services providers in foreign countries and regions and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions or us, as the case may be. In addition, under this agreement, with respect to the inter-provincial interconnection with the relevant telecommunications services providers in Mainland China, CMCC maintains the existing inter-provincial interconnection arrangements with the relevant telecommunications services providers in Mainland China, and collects the relevant usage fees and other fees from us and pays the same to the relevant telecommunications services providers in Mainland China.

Tariff Adjustments

The PRC government introduced a wide range of tariff adjustments effective from early 2001, which include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges, and connection fees charged to new contract subscribers and, a general reduction in leased line tariffs. Moreover, we are allowed to offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services or other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary voice value-added services and data services packages.

Renminbi Bond Offerings

Following the approval by the relevant PRC regulatory authorities, on June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million of guaranteed bonds due in 2011 at a floating interest rate, payable annually. These bonds are listed on the Shanghai Stock Exchange.

We have issued an irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited.

The net proceeds from the offering were applied solely to repay part of the RMB12,500 million syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the seven regional mobile telecommunications companies.

Following the approval by the relevant PRC regulatory authorities, Guangdong Mobile issued RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017 on October 28, 2002. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The RMB3,000 million guaranteed bonds and RMB5,000 million guaranteed bonds bear fixed interest of 3.5% and 4.5%, respectively, payable annually.

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

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Hong Kong GAAP. The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as provision for customer point reward program, allowance for doubtful accounts, depreciation and amortization period, impairment of long lived assets including property, plant and equipment and goodwill arising from acquisitions (including that taken initially to reserves) and fair value of share options granted. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimation.

Provision for Customer Point Reward Program

We invite our subscribers to participate in a customer point reward program, or the Reward Program, which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program varies depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheets based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Reward Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. Our assumptions remained unchanged in 2005. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. We base our estimates on the ageing of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. In 2005, there were no changes in assets’ estimated useful lives. The useful lives and residual values are based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are included in note 2(f) to our consolidated financial statements.

Impairment of Property, Plant and Equipment and Goodwill

Our property, plant and equipment, consisting primarily of telecommunications transceivers, switching centers, transmission and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets, including property, plant and equipment, are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are included in note 2(h) to our consolidated financial statements.

Fair Value of Share Options Granted

The fair value of share options granted to our employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity and is measured based on a binomial lattice model. In applying the model, we estimate the expected volatility based on the historical volatility of our share price (calculated based on the weighted average remaining life of the share option), adjusted for any expected changes (based on publicly available information) to future volatility. We also estimate expected dividends based on our historical dividends and planned dividend payout ratio, if any. Changes in the subjective input assumptions could materially affect the fair value estimate of share options.

Results of Operations

As a result of our acquisitions, our results of operations are not directly comparable with those in prior years.

The following table sets forth selected income statement data for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(in millions of RMB)
Operating revenue:
Usage fees	111,027	128,534	156,710
Monthly fees	20,666	24,760	25,055
Other operating revenue	26,911	39,087	61,276

Total operating revenue	158,604	192,381	243,041

Operating expenses:
Leased lines	4,914	3,861	3,224
Interconnection	12,868	12,072	15,309
Depreciation	36,488	44,186	56,368
Personnel	7,700	9,972	14,200
Other operating expenses	43,431	62,811	80,254

Total operating expenses	105,401	132,902	169,355

Profit from operations	53,203	59,479	73,686
Amortization of goodwill	(1,850)	(1,930)	—
Other net income	2,464	3,167	3,284
Non-operating net income	434	900	1,025
Interest income	807	1,014	1,615
Finance costs	(2,099)	(1,679)	(1,346)

Profit before tax	52,959	60,951	78,264
Income tax	(17,412)	(19,180)	(24,675)

Profit after tax	35,547	41,771	53,589

Attributable to:
Equity shareholders	35,556	41,749	53,549
Minority interests	(9)	22	40

Profit for the year	35,547	41,771	53,589

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

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

Operating revenue increased 26.3% from RMB192,381 million in 2004 to RMB243,041 million (US$30,115.9 million) in 2005. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume, the rapid expansion of our new businesses and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Our total number of subscribers was approximately 246.7 million as of December 31, 2005, compared to approximately 204.3 million as of December 31, 2004.

Revenue from usage fees increased 21.9% from RMB128,534 million in 2004 to RMB156,710 million (US$19,418.4 million) in 2005. This increase was principally due to our organic subscriber growth, the organic increase in voice usage volume and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating revenue, usage fees decreased from 66.8% in 2004 to 64.5% in 2005.

Revenue from monthly fees increased 1.2% from RMB24,760 million in 2004 to RMB25,055 million (US$3,104.6 million) in 2005. This increase was mainly due to the continued increase in contract subscribers and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating revenue, monthly fees decreased from 12.9% in 2004 to 10.3% in 2005.

Other operating revenue increased 56.7% from RMB39,087 million in 2004 to RMB61,276 million (US$7,592.9 million) in 2005. This increase resulted principally from increased revenue from wireless data and value added services as well as the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, allowance for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and numbering resources charges, write-off of property, plant and equipment and other miscellaneous expenses.

Operating expenses increased 27.4% from RMB132,902 million in 2004 to RMB169,355 million (US$20,985.2 million) in 2005. This increase was primarily due to the increase in depreciation expenses, personnel expenses and other operating expenses, as well as the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Total leased line payments decreased 16.5% from RMB3,861 million in 2004 to RMB3,224 million (US$399.5 million) in 2005. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 2.9% in 2004 to 1.9% in 2005.

Interconnection expenses increased 26.8% from RMB12,072 million in 2004 to RMB15,309 million (US$1,897.0 million) in 2005. This increase was mainly due to the increase of subscriber base and voice usage volume and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Interconnection expenses as a percentage of operating expenses decreased from 9.1% in 2004 to 9.0% in 2005.

Depreciation expense increased 27.6% from RMB44,186 million in 2004 to RMB56,368 million (US$6,984.7 million) in 2005. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, depreciation expense slightly increased from 33.2% in 2004 to 33.3% in 2005.

Personnel expenses increased 42.4% from RMB9,972 million in 2004 to RMB14,200 million (US$1,759.6 million) in 2005. This increase was primarily due to the recognition of the compensation expenses of share options granted in the aggregate amount of RMB1,553 million as a result of our adoption of HKFRS 2 during the year and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, personnel expenses increased from 7.5% in 2004 to 8.4% in 2005.

Other operating expenses increased 27.8% from RMB62,811 million in 2004 to RMB80,254 million (US$9,944.5 million) in 2005. This increase was primarily due to the increase in selling and promotion expenses and the full year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, other operating expenses increased from 47.3% in 2004 to 47.4% in 2005.

Profit from operations. As a result of the foregoing, profit from operations increased 23.9% from RMB59,479 million in 2004 to RMB73,686 million (US$9,130.6 million) in 2005, and operating margin (profit from operations as a percentage of operating revenue) decreased from 30.9% in 2004 to 30.3% in 2005.

Amortization of goodwill. The amount in 2004 represented the amortization of goodwill arising from acquisitions of regional mobile telecommunications companies and other telecommunications assets on or after January 1, 2001. Effective January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, we adopted a new accounting policy for goodwill. The new policy has been applied prospectively in accordance with the transitional provisions as set out in HKFRS 3, whereby we no longer amortize goodwill over its estimated useful life but test it at least annually for impairment.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 3.7% from RMB3,167 million in 2004 to RMB3,284 million (US$406.9 million) in 2005. This increase was principally due to the increase in sales of SIM cards.

Non-Operating Net Income. Non-operating net income increased 13.8% from RMB900 million in 2004 to RMB1,025 million (US$127.0 million) in 2005. This increase was primarily due to the increase of amortization of deferred tax credits in the amount of RMB174 million from RMB352 million in 2004 to RMB526 million in 2005. The increase in amortization of deferred tax credit was primarily due to the increase in the tax credits we received as a result of our purchase of domestic telecommunications equipment.

Interest Income. Interest income increased 59.3% from RMB1,014 million in 2004 to RMB1,615 million (US$200.1 million) in 2005. The higher interest income in 2005 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities.

Finance Costs. Finance costs decreased 19.8% from RMB1,679 million in 2004 to RMB1,346 million (US$166.8 million) in 2005. This decrease was primarily due to the decrease in short-term borrowings and the repayment of US$690 million convertible notes due on November 3, 2005. In 2005, the average interest rate that we paid on our outstanding borrowings was approximately 3.3%.

Profit before Tax. As a result of the foregoing, profit before tax increased 28.4% from RMB60,951 million in 2004 to RMB78,264 million (US$9,697.9 million) in 2005.

Taxation. Our income tax expense increased 28.7% from RMB19,180 million in 2004 to RMB24,675 million (US$3,057.5 million) in 2005. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 31.3% in 2004 and 31.5% in 2005, respectively.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 28.3% from RMB41,749 million in 2004 to RMB53,549 million (US$6,635.4 million) in 2005. This increase was primarily due to our organic growth and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 21.7% in 2004 to 22.0% in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenue. Operating revenue increased 21.3% from RMB158,604 million in 2003 to RMB192,381 million in 2004. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume, and the rapid expansion of our new businesses. In addition, our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004 also contributed significantly to the increase in our operating revenue. Our total number of subscribers was approximately 204.3 million as of December 31, 2004, compared to approximately 141.6 million as of December 31, 2003. Our July 2004 acquisition contributed to the increase of subscribers by 28.9 million as of December 31, 2004.

Revenue from usage fees increased 15.8% from RMB111,027 million in 2003 to RMB128,534 million in 2004. This increase was principally due to our organic subscriber growth, the organic increase in voice usage volume and an increase of subscribers as a result of our acquisition of the ten regional mobile telecommunications companies in July 2004. As a percentage of operating revenue, usage fees decreased from 70.0% in 2003 to 66.8% in 2004.

Revenue from monthly fees increased 19.8% from RMB20,666 million in 2003 to RMB24,760 million in 2004. This increase was mainly due to the continued increase in total subscribers, the introduction of new service packages and our acquisition of the ten regional mobile telecommunications companies in July 2004. As a percentage of operating revenue, monthly fees decreased from 13.0% in 2003 to 12.9% in 2004.

Other operating revenue increased 45.2% from RMB26,911 million in 2003 to RMB39,087 million in 2004. This increase resulted principally from increased revenue from wireless data and value added services, as well as our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Operating Expenses. Operating expenses increased 26.1% from RMB105,401 million in 2003 to RMB132,902 million in 2004. This increase was primarily due to the increase in depreciation expenses and other operating expenses and the increase in operating expenses attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004.

Total leased line payments decreased 21.4% from RMB4,914 million in 2003 to RMB3,861 million in 2004. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 4.7% in 2003 to 2.9% in 2004.

Interconnection expenses decreased 6.2% from RMB12,868 million in 2003 to RMB12,072 million in 2004. This decrease was mainly due to the optimization of our network structure and traffic routing. Interconnection expenses as a percentage of operating expenses decreased from 12.2% in 2003 to 9.1% in 2004.

Depreciation expense increased 21.1% from RMB36,488 million in 2003 to RMB44,186 million in 2004. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the effect of including depreciation expenses attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, depreciation expense decreased from 34.6% in 2003 to 33.2% in 2004.

Personnel expenses increased 29.5% from RMB7,700 million in 2003 to RMB9,972 million in 2004. This increase was primarily due to the inclusion of the recognition of the compensation expenses of share options granted in the aggregate amount of RMB255 million as a result of our adoption of HKFRS 2 retrospectively and personnel expenses of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, personnel expenses increased from 7.3% in 2003 to 7.5% in 2004.

Other operating expenses increased 44.6% from RMB43,431 million in 2003 to RMB62,811 million in 2004. This increase was primarily due to the increase in selling and promotion expenses as well as the operating expenses attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As a percentage of operating expenses, other operating expenses increased from 41.2% in 2003 to 47.3% in 2004.

Profit from operations. As a result of the foregoing, profit from operations increased 11.8% from RMB53,203 million in 2003 to RMB59,479 million in 2004, and operating margin decreased from 33.5% in 2003 to 30.9% in 2004.

Amortization of goodwill. Amortization of goodwill increased 4.3% from RMB1,850 million in 2003 to RMB1,930 million in 2004. This increase was due to the effect of including the amortization of goodwill in the amount of RMB72 million that was attributable to our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Other Net Income. Other net income increased 28.5% from RMB2,464 million in 2003 to RMB3,167 million in 2004. This increase was principally due to the increase in sales of SIM cards and the effect of including the other net income attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired from our direct parent company in July 2004.

Non-Operating Net Income. Non-operating net income increased 107.4% from RMB434 million in 2003 to RMB900 million in 2004. This increase was primarily due to the increase of amortization of deferred tax credits in the amount of RMB164 million from RMB188 million in 2003 to RMB352 million in 2004. The increase in amortization of deferred tax credit was primarily due to the increase in the tax credits we received as a result of our purchase of domestic telecommunications equipment.

Interest Income. Interest income increased 25.7% from RMB807 million in 2003 to RMB1,014 million in 2004. The higher interest income in 2004 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities, as well as the effect of including the interest income attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004.

Finance Costs. Finance costs decreased 20.0% from RMB2,099 million in 2003 to RMB1,679 million in 2004. This decrease was primarily due to the decrease in short-term borrowings and the repayment of US$600 million fixed rate notes due on November 2, 2004, which was partially offset by the effect of including deferred consideration and finance costs attributable to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. In 2004, the average interest rate that we paid on our outstanding borrowings was approximately 3.7%.

Profit before Tax. As a result of the foregoing, profit before tax increased 15.1% from RMB52,959 million in 2003 to RMB60,951 million in 2004.

Taxation. Our income tax expense increased 10.2% from RMB17,412 million in 2003 to RMB19,180 million in 2004. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 32.9% in 2003 and 31.5% in 2004, respectively. The decrease of our effective tax rate in 2004 was primarily due to our tax planning efforts and our receipt of the approval from the PRC State Administration of Taxation at the end of 2004, as a result of which our certain expenses became tax deductible.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 17.4% from RMB35,556 million in 2003 to RMB41,749 million in 2004. This increase was primarily due to our organic growth and the inclusion of the profit attributable to equity shareholders of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. Net profit margin decreased from 22.4% in 2003 to 21.7% in 2004.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2005, we had a working capital (current assets minus current liabilities) surplus of RMB11,122 million (US$1,377 million) compared to a working capital deficit of RMB17,757 million as of December 31, 2004 and a working capital deficit of RMB8,693 million as of 2003, respectively. The increase in working capital as of December 31, 2005 was primarily due to the increase in cash balance and deposits with banks. The significant increase in working capital deficit as of December 31, 2004 was primarily due to the increase in accounts payable, accrued expenses, other payable and deferred revenue, all of which increased partially as a result of the inclusion of the accounts payable, accrued expenses, other payable and deferred revenue of the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004. As of December 31, 2003, 2004 and 2005, accounts receivable totaled RMB6,116 million, RMB6,553 million and RMB6,603 million (US$818 million), respectively. Short-term bank and other loans (including the current portion of long-term loans, fixed rate notes, convertible notes and capital leases obligations) as of December 31, 2003, 2004 and 2005 totaled RMB13,158 million, RMB8,248 million and RMB68 million (US$8 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions of RMB)
Net cash from operating activities	85,534	103,779	131,709
Net cash used in investing activities	(54,292)	(73,302)	(87,116)
Net cash used in financing activities	(24,688)	(24,457)	(25,173)

Net increase in cash and cash equivalents	6,554	6,020	19,420

Net cash from operating activities increased from 2004 to 2005, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued organic growth, economies of scale and the full year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Net cash from operating activities increased from 2003 to 2004, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued organic growth and the acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Net cash used in investing activities increased from 2004 to 2005. This increase was primarily due to the increases in deposits with banks and capital expenditures. Net cash used in investing activities increased significantly from 2003 to 2004. This increase was principally a result of the payment of the consideration for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Net cash used in financing activities slightly increased from 2004 to 2005. Net cash used in financing activities remained approximately the same in 2004 and 2003.

Capital Expenditures

Capital expenditures incurred during 2003, 2004 and 2005 were RMB50,005 million, RMB61,398 million and RMB71,453 million (US$8,854 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities and structural facilities and the development of new technologies and new businesses. The increase in our capital expenditures was primarily due to the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004 as well as the organic growth of our business.

We estimate that we will spend approximately RMB83.3 billion (US$10.3 billion) in 2006, RMB78.0 billion (US$9.7 billion) in 2007 and RMB76.0 billion (US$9.4 billion) in 2008 in capital expenditures. Such capital expenditure plan currently does not include investment of 3G construction. The required funding will be sourced largely from cash generated from our operating activities. We expect to incur these expenditures primarily for the purpose of:

•	further expanding our GSM network capacity and coverage;

•	increasing our efforts in improving our support systems;

•	building our own transmission facilities where economically advantageous; and

•	developing and providing new technologies and new businesses.

Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short- term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2007.

Moreover, we believe that to the extent we are granted any 3G license by the Ministry of Information Industry and our 3G networks are constructed, GSM and 3G will co-exist in our networks over an extended period of time. In that case, the capital expenditures for our existing GSM networks are expected to be reduced, and the extent of such reduction depends primarily on when we will be granted a 3G license and what 3G-based technology standard we will be required to adopt.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2003, 2004 and 2005, our aggregate long-term bank and other loans and obligation under capital leases (excluding current portions) totaled RMB672 million, RMB0 million and RMB0 million (US$0 million), respectively, and our short-term bank and other loans (including the current portion of long-term loans, fixed rate notes, convertible notes and capital lease obligations) totaled RMB13,158 million, RMB8,248 million and RMB68 million (US$8 million), respectively. Our short-term loans and long-term loans decreased in 2005 primarily due to our redemption of convertible notes with an aggregate principal amount of US$690 million on November 3, 2005. Our short term loans and long-term loans significantly decreased in 2004 primarily due to our repayment of fixed rate notes with an aggregate principal amount of US$600 million on November 2, 2004. Capital lease obligations totaled RMB68 million and RMB68 million (US$8 million) as of December 31, 2004 and 2005, respectively.

On November 2, 1999, we issued unsecured fixed rate notes with a principal amount of US$600 million due on November 2, 2004. The notes bear interest at the rate of 7.875% per annum and such interest is payable semi-annually on May 2 and November 2 of each year, commencing May 2, 2000. We fully redeemed such unsecured fixed rate notes on November 2, 2004.

On November 3, 2000, we issued unsecured convertible notes with a principal amount of US$690 million due on November 3, 2005. The notes bear interest at the rate of 2.25% per annum and such interest is payable semi-annually on May 3 and November 3 of each year, commencing May 3, 2001. We fully redeemed these unsecured convertible notes on November 3, 2005.

Pursuant to agreements entered into on October 7, 2000 between our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, and a syndicate of international and domestic Chinese commercial banks, we borrowed an aggregate of RMB12,500 million in bank loans, which was fully repaid by the end of 2003 with our internal cash resources and proceeds from the RMB5,000 million floating rate guaranteed bonds Guangdong Mobile issued in 2001, as described above under “ — Overview of Our Operations — Renminbi Bond Offerings”.

On June 18, 2001, Guangdong Mobile, one of our wholly-owned subsidiaries, issued bonds with a principal amount RMB5,000 million at a floating rate due June 18, 2011. Guangdong Mobile’s payment obligations under the bonds are guaranteed in full by us, and our guarantee is further guaranteed by CMCC.

On October 28, 2002, Guangdong Mobile, one of our wholly-owned subsidiaries, issued RMB3,000 million five-year guaranteed bonds and RMB5,000 million fifteen-year guaranteed bonds. Guangdong Mobile’s payment obligations under these two bonds are guaranteed in full by us, and our guarantee obligation is further guaranteed by CMCC.

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time. In addition, these deferred considerations are payable by the fifteenth anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year US dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars, RMB or US dollars (or other agreed currencies). Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements. We used the entire proceeds from the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$2,800 million deferred consideration for our acquisition of the eight regional mobile telecommunications companies in 2002.

Our corporate credit rating was raised to A2/Outlook Stable by Moody’s and to A-/Positive Outlook by Standard & Poor’s in 2005, which is equivalent to China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events on our outstanding bonds or loans or our existing credit facilities. Our management currently believes that a downgrade below A2/ Outlook Stable or A-/Positive Outlook is not likely.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other Contractual Obligations and Commitments

As of December 31, 2005, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

For further disclosure regarding leases and other commitments, please see notes 24 and 25 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 year	Over 1 year but less than 3 years	Over 3 year but less than 5 years	After 5 years
	(in millions of RMB)
Bills Payable	1,359	1,359	—	—	—
Deferred Payable	39,819	1,279	2,558	2,558	33,424
Long-Term Debt	16,955	530	3,938	850	11,637
Capital Lease Obligations	68	68	—	—	—
Trade Payable	41,931	41,931	—	—	—

Total Contractual Obligations	100,132	45,167	6,496	3,408	45,061

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2005:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less Than 1 year	Over 1 year but less than 3 years	Over 3 year but less than 5 years	After 5 years
	(in millions of RMB)
Operating Lease Commitments	10,559	3,529	3,643	1,932	1,455
Capital Commitments	59,341	59,341	—	—	—

Total Commercial Commitments	69,900	62,870	3,643	1,932	1,455

Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB50,005 million, RMB61,398 million and RMB71,453 million (US$8,854 million) in 2003, 2004 and 2005, respectively. U.S. dollar denominated debt totaled the equivalent of RMB29,420 million and RMB23,633 million (US$2,929 million) as of December 31, 2004 and 2005, respectively, constituting 63.2% and 62.2% of our total debt as of those dates, respectively.

All of our current operating subsidiaries are incorporated in Mainland China, except for Peoples Telephone which became our wholly-owned operating subsidiary as of March 28, 2006. Under the current foreign exchange system in Mainland China, our subsidiaries may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information — Risk Factors — Fluctuations in exchange rates could adversely affect our financial results” and “Item 10. Additional Information — Exchange Controls”.

Each of our operating subsidiaries is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our profit attributable to equity shareholders and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP.

	As of or for the year ended December 31
	2003		2004		2005		2005
	(in millions)
Profit for the year attributable to equity shareholders in accordance with:
Hong Kong GAAP	RMB	35,556	RMB	41,749	RMB	53,549	USD	6,635
U.S. GAAP	RMB	39,520	RMB	45,061	RMB	54,504	USD	6,754
Shareholders’ equity in accordance with:
Hong Kong GAAP	RMB	198,803	RMB	233,161	RMB	272,824	USD	33,806
U.S. GAAP	RMB	190,828	RMB	198,119	RMB	237,252	USD	29,398

Under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the eight regional mobile telecommunications companies in July 2002 and our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Under the purchase accounting method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill is the excess of the cost over the fair value of our share of the identifiable assets and liabilities acquired. In prior years, goodwill arising on the date of our acquisition of the eight regional mobile telecommunications companies in July 2002 and our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004 is amortized to the consolidated statements of income on a straight line of twenty years. Effective January 1, 2005, we no longer amortize goodwill due to the adoption of HKFRS 3. See “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”.

Under U.S. GAAP, because we and the acquired companies were deemed to be under common control prior to the acquisitions, the acquisitions were considered a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration we paid or payable in each acquisition was treated as an equity transaction in the respective years of each acquisition, and goodwill amortization recognized under Hong Kong GAAP in 2004 was reversed for U.S. GAAP purposes.

In addition, there are other differences between Hong Kong GAAP and U.S. GAAP for the periods presented, which relate primarily to:

•	the computation of capitalized interest;

•	the revaluation of property, plant and equipment and land lease prepayments of the acquired companies under Hong Kong GAAP;

•	the recognition of deferred income taxes;

•	the non-recognition under Hong Kong GAAP of certain of our employee housing scheme costs;

•	the treatment of share options we grant to directors and employees;

•	the recognition as revenue of connection fees and telephone number selection fees; and

•	the net savings arising from interconnection, roaming and leased line agreements.

Disclosure relating to these differences can be found in note 38 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 2004 and 2005 and our condensed consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005 prepared and presented under U.S. GAAP have been included in note 38 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2006.

Name	Age	Position
Mr. WANG Jianzhou	57	Executive Director, Chairman and Chief Executive Officer
Mr. LI Yue	47	Executive Director and Vice President
Mr. LU Xiangdong	46	Executive Director and Vice President
Mr. XUE Taohai	50	Executive Director, Vice President and Chief Financial Officer
Mr. ZHANG Chenshuang	54	Executive Director and Vice President
Mr. SHA Yuejia	48	Executive Director and Vice President
Mr. LIU Aili	42	Executive Director and Vice President
Madam XIN Fanfei	49	Executive Director and Vice President
Mr. XU Long	49	Executive Director
Sir Julian Michael HORN-SMITH*	57	Non-Executive Director
Dr. LO Ka Shui	59	Independent Non-Executive Director
Mr. Frank K. S. WONG	58	Independent Non-Executive Director
Mr. Moses M. C. CHENG	56	Independent Non-Executive Director

*	Sir Julian Michael Horn-Smith resigned from our board of directors effective as of June 7, 2006.

Mr. Wang Jianzhou has served as our Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He is also the President of CMCC, the ultimate controlling shareholder of the Company, and the Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a master’s degree. Mr. Wang is a professor-level senior engineer and has over 28 years of management experience in the telecommunications industry.

Mr. Li Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to our network, planning, development strategy and management information systems. He has been serving as Vice President of CMCC since April 2000. Mr. Li is also a director of CMC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree and has over 30 years of management experience in the telecommunications industry.

Mr. Lu Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to our marketing, data and corporate customer matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC and Chairman of Aspire Holdings Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree and has nearly 24 years of management experience in the telecommunications industry.

Mr. Xue Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to our corporate financial and human resources management. Mr. Xue is also Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He has over 26 years of experience in the telecommunications industry and financial management.

Mr. Zhang Chenshuang has served as our Executive Director and Vice President since July 2004. Mr. Zhang assists the Chief Executive Officer in relation to our corporate affairs. Mr. Zhang has been serving as Vice President of CMCC since April 2001. Mr. Zhang is also a director of CMC. Mr. Zhang previously served as the Deputy Director General of the Office of the Ministry of Posts and Telecommunications, the Director General of the Neimenggu Posts and Telecommunications Administration, and the Assistant to the President of CMCC. He graduated from the Party School of the CPC and has over 26 years of management experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha assists the Chief Executive Officer in relation to our business support, technology and research & development. He is also a Vice President of CMCC since May 2005. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He has over 23 years of management experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu assists the Chief Executive Officer in relation to our business expansion. He is also a Vice President of CMCC since March 2006. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of China Mobile Communications Corporation, and Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School and received a doctoral degree in business administration from Hong Kong Polytechnic University. He has over 23 years of management experience in the telecommunications industry.

Madam XIN Fanfei has served as our Executive Director and Vice President since January 2006. Madam Xin assists the Chief Executive Officer in relation to our general administration and investor and media relations. She is also Chairwoman of Peoples Telephone. She previously served as Deputy Director of the Foreign Affairs Division, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Assistant to the Director General and Director of the Department of Planning and Construction of Tianjin Mobile Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Vice President of Tianjin Mobile, President of Heilongjiang Mobile Communications Company, and Chairman and President of Heilongjiang Mobile. Madam Xin graduated from Xidian University and received an Executive Master’s of Business Administration degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. Xu Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang Province, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and has 28 years of experience in the telecommunications industry.

Sir Julian Michael Horn-Smith served as our Non-Executive Director from March 2005 until June 2006. Sir Julian Michael Horn-Smith is the Deputy Chief Executive and a member of the board of directors of Vodafone Group Plc. He is also Chairman of the Supervisory Board of Vodafone Holding GmbH, a member of the Verizon Wireless Board of Representatives, a Non-Executive Director of Smiths Group Plc. and Lloyds TSB Group Plc., and serves on the board of the Prince of Wales International Business Leaders Forum. Since joining Vodafone in 1984, Sir Julian has held various senior management positions including Vodafone’s Group Chief Operating Officer and was a member of Vodafone’s founding team. He obtained a Master’s degree in Business Administration from Bath University, and a Bachelor of Science degree in Economics from London University. Sir Julian was recognized in HM The Queen’s Birthday Honours 2004, with a Knighthood for services to international mobile telecommunications.

Dr. Lo Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, City e-Solutions Limited, Melco International Development Limited, The HSBC China Fund Limited, Tom Online Inc. and Winsor Properties Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and a past chairman of the Listing Committees of the Main Board and the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Airport Authority in Hong Kong. He was a past chairman of the Hospital Authority in Hong Kong. Dr. Lo graduated with a Bachelor of Science degree from McGill University in Canada and a Doctorate degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 26 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K. S. Wong has served as our independent Non-Executive Director since August 2002. Mr. Wong is currently Vice Chairman of DBS Bank, Chief Operating Officer and a board member of DBS Bank and DBS Group Holdings, and Chairman of DBS Bank (Hong Kong). Mr. Wong is also a director of the Singapore Tourism Board and a member of the University Court of The University of Hong Kong. He previously held a series of senior management positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999. Mr. Wong has also served in various positions with Hong Kong’s government bodies including as the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.

Mr. Moses M.C. Cheng has served as our independent Non-Executive Director since March 2003. Mr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, China COSCO Holdings Company Limited, China Resources Enterprises Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited and Tian An China Investments Company Limited.

In addition, Mr. Paul Michael Donovan, age 47, Chief Executive Officer for Central Europe, Middle East, Asia-Pacific and Affiliates (EMAPA) of Vodafone, joined our board of directors as a Non-Executive Director effective as of June 7, 2006. Mr. Donovan is also a member of the Executive Committee of Vodafone, a director of Vodafone’s operating companies located in Greece, Hungary, Australia, Ireland, New Zealand, Portugal, Egypt, the Netherlands, Czech Republic and Romania and a director of certain other subsidiaries of Vodafone. Prior to his appointment as the Chief Executive Officer of the EMAPA division, Mr. Donovan was Chief Executive Officer of the Other Vodafone Subsidiaries, which included 14 of Vodafone’s operating subsidiaries. Mr. Donovan joined Vodafone UK in 1999 as Managing Director — Commercial, and in 2001 was appointed the Chief Executive Officer of Vodafone Ireland. In 2004 he assumed the additional role of Global Director of Business Integration, leading One Vodafone, Vodafone’s business transformation program. Mr. Donovan began his career in FMCG sales and marketing at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989. He holds a Bachelor of Arts Degree in Scandinavian Studies from University College London and a Master’s Degree in Business Administration from Bradford University Management Centre, and has over 15 years experience in the telecommunications and information technology industries, gained at Apple Computer, BT and Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecommunications provider Optus Communications. His other directorships held in listed public companies in the last three years include Vodafone Libertel NV, Vodafone Egypt Telecommunications S.A.E., Vodafone-Panafon Hellenic Telecommunications Company S.A. and Bharti Tele-Ventures Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2005 for services performed as directors, officers or employees was approximately HK$40.0 million (US$5.2 million).

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. As at December 31, 2005, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 82,141,250. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the New Scheme is 1,624,889,195. 289,777,500 share options were granted under the New Scheme during the year ended December 31, 2005.

The consideration payable for the grant of option under each of the Old Scheme and the New Scheme is HK$1.00. For options granted before September 1, 2001 under the Old Scheme, the exercise price of the options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i)	the nominal value of a share; and

(ii)	80% of the average of the closing price of the ordinary share on the Hong Kong Stock Exchange on the five trading days immediately preceding the date on which the option was granted.

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

As of December 31, 2005, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under both the Old Scheme and, from June 24, 2002 onwards, the New Scheme. In 2005, 134,521,000 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Meetings of the remuneration committee are held at least once a year.

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

Meetings of the nomination committee are held at least once a year.

Employees

See “Item 4. Information on the Company — Business Overview — Employees”.

Share Ownership

As of December 31, 2005, the following former and current directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2005, options exercisable for an aggregate of 13,941,500 shares had been granted to the following former and current directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$33.91 per share through October 7, 2007.

Director	Number of shares covered by options
He Ning	1,000,000
Li Gang	1,000,000

The following options are exercisable at a price of HK$45.04 per share through October 7, 2007.

Director	Number of shares covered by options
He Ning	166,000
Li Gang	180,000
Xu Long	1,170,000

The following options are exercisable at a price of HK$32.10 per share from June 22, 2006 through October 7, 2007.

Director	Number of shares covered by options
He Ning	45,000
Li Gang	50,000
Xu Long	47,500

The following options are exercisable at a price of HK$22.85 per share from July 3, 2007 through July 2, 2012.

Director	Number of shares covered by options
Xue Taohai	100,000
He Ning	90,000
Li Gang	95,000
Xu Long	90,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	48,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2006 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	96,000
Lu Xiangdong	96,000
Xue Taohai	96,000
Zhang Chengshuang	96,000
Li Mofang	96,000
He Ning	96,000
Li Gang	81,000
Xu Long	78,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2007 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	96,000
Lu Xiangdong	96,000
Xue Taohai	96,000
Zhang Chengshuang	96,000
Li Mofang	96,000
He Ning	96,000
Li Gang	81,000
Xu Long	78,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	240,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2006 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	180,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2007 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	180,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2006 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	388,000
Li Yue	312,000
Lu Xiangdong	312,000
Xue Taohai	312,000
Zhang Chenshuang	312,000
Li Mofang	312,000
He Ning	312,000
Li Gang	108,000
Xu Long	108,000
Julian Michael Horn-Smith	160,000
Lo Ka Shui	160,000
Frank Wong Kwong Shing	160,000
Moses Cheng Mo Chi	160,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2007 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	291,000
Li Yue	234,000
Lu Xiangdong	234,000
Xue Taohai	234,000
Zhang Chenshuang	234,000
Li Mofang	234,000
He Ning	234,000
Li Gang	81,000
Xu Long	81,000
Julian Michael Horn-Smith	120,000
Lo Ka Shui	120,000
Frank Wong Kwong Shing	120,000
Moses Cheng Mo Chi	120,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2008 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	291,000
Li Yue	234,000
Lu Xiangdong	234,000
Xue Taohai	234,000
Zhang Chenshuang	234,000
Li Mofang	234,000
He Ning	234,000
Li Gang	81,000
Xu Long	81,000
Julian Michael Horn-Smith	120,000
Lo Ka Shui	120,000
Frank Wong Kwong Shing	120,000
Moses Cheng Mo Chi	120,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2006, approximately 74.9% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2006, our majority shareholders held, directly or indirectly, between approximately 74.9% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2006, CMCC indirectly owned an aggregate of approximately 74.9% of our issued and outstanding share capital.

We and each of our subsidiaries have entered into various related party transactions. The principal terms of the agreements for these related party transactions are described below.

Certain charges for the services under these agreements are based on tariffs set by the PRC regulatory authorities. Those transactions where the charges are not set by PRC regulatory authorities are based on commercial negotiation between the parties, in each case on an arm’s length basis.

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

Following the completion of our acquisition of the telecommunication assets from our parent company in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. As a result, we no longer have inter-provincial roaming and interconnection arrangement with CMCC and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to the agreement we entered into with CMCC on July 1, 2004, CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunication service providers in foreign countries and regions.

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

Spectrum Fees and Numbering Resources

The Ministry of Information Industry and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Information Industry by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Information Industry for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks. In October 1999, we entered into an agreement with CMCC (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to CMCC in Mainland China. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and CMCC’s operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

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

Following the completion of our acquisition of the telecommunications assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004, pursuant to which CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the Ministry of Information Industry. In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the Ministry of Information Industry, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Following the completion of our acquisition of the telecommunications assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004, pursuant to which CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pay the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers.

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

Telecommunications Services

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

Miscellaneous

These transactions entered into by us (including our subsidiaries) have been entered into in the ordinary course of business and on normal commercial terms. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), these transactions are considered to be “connected transactions” and (other than the licensing of trademarks and the arrangements entered into by the subsidiaries we acquired in 2004) would normally require full disclosure and, in certain circumstances, prior independent shareholders’ approval on each occasion they arise. As the transactions are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, waivers from compliance with the normal approval and disclosure requirements related to connected transactions under the Hong Kong Listing Rules (except for the licensing of trademarks and the arrangements entered into by the subsidiaries we acquired in 2004), which were effective until December 31, 2004, except that the waivers for transactions relating to platform development will be effective until December 31, 2006, upon the following conditions as applicable:

(1)	the transactions as well as the respective agreements governing such transactions will be (a) entered into in the ordinary and usual course of business on terms that are fair and reasonable so far as our independent shareholders are concerned, and (b) on normal commercial terms and in accordance with the terms of the agreements governing such transactions;

(2)	details of the transactions, as required by rule 14.25(1)(A) to (D) of the Listing Rules, shall be disclosed in our Hong Kong annual report;

(3)	our independent non-executive directors shall review annually the transactions and confirm in our Hong Kong annual report and financial statements for the relevant year that the transactions have been conducted in the manner stated in paragraph (1) above and within the upper limits stated below;

(4)	our auditors shall review annually the transactions and provide our directors with a letter, details of which will be set out in our Hong Kong annual report, stating that the transactions:

•	received the approval of our board of directors;

•	are in accordance with the pricing policies as stated in our annual report;

•	have been conducted in the manner as stated in (1)(b) above; and

•	have not exceeded the upper limits as set forth in paragraph (7) below;

(5)	details of the transactions are disclosed to our independent shareholders who shall have voted in favor of an ordinary resolution to approve the connected transactions and the upper limits set out below at our extraordinary general meeting;

(6)	CMCC has undertaken to us that our auditors will be granted access to such of its and its associates’ accounting records for the purposes of reviewing the transactions mentioned above; and

(7)	with respect to the following types of transactions entered into and to be entered into by us, waivers were applied for and granted under the additional condition that they shall not exceed the relevant upper limits set out below in each of our fiscal years to which the relevant waivers relate:

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for collection service charges in any fiscal year shall not exceed 0.1% of our consolidated operating revenue in such year, and payment payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004) to subsidiaries of CMCC for sales service charges in any fiscal year shall not exceed 0.3% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for rental and property management fees in any fiscal year shall not exceed 0.56% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for construction and related services in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	payments payable by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), to subsidiaries of CMCC for equipment maintenance and related services in any fiscal year shall not exceed 0.05% of our consolidated operating revenue in such year;

•	payments payable by Hebei Mobile to the relevant subsidiaries of CMCC for purchase of transmission towers, transmission tower-related services and antenna maintenance services in any fiscal year shall not exceed 0.06% of our consolidated operating revenue in such year;

•	handling charges received by us (other than the eight regional mobile telecommunications companies we acquired in 2002 and the ten regional mobile telecommunications companies we acquired in 2004), from subsidiaries of CMCC in respect of prepaid services for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year, and handling charges paid by us to subsidiaries of CMCC in respect of prepaid services for our fiscal years from January 1, 2004 to December 31, 2006 shall not exceed 1% of our consolidated operating revenue for such year;

•	handling charges received by the eight regional mobile telecommunications companies we acquired in 2002 from the subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year, and handling charges paid by the eight regional mobile telecommunications companies we acquired in 2002 to subsidiaries of CMCC in respect of prepaid services in any fiscal year shall not exceed 1% of our consolidated operating revenue in such year;

•	payments payable by CMCC to Aspire or its subsidiaries in respect of platform development charges in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year;

•	payments in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year;

•	telecommunications lines maintenance services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.04% of our consolidated operating revenue in such year;

•	property leasing and property management services payments payable by the eight regional mobile telecommunications companies we acquired in 2002 to the subsidiaries of CMCC in any fiscal year shall not exceed 0.25% of our consolidated operating revenue in such year; and

•	payments to Hubei Communication Services Company, a subsidiary of CMCC, by us in respect of the purchase of transmission towers and related services in any fiscal year shall not exceed 0.5% of our consolidated operating revenue in such year.

Our independent shareholders approved the connected transactions and the related upper limits at our extraordinary general meeting held on June 24, 2002 and May 15, 2003, respectively.

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004, and the waivers granted by the Hong Kong Stock Exchange as mentioned in sub-paragraph (7) above that are related to the transactions between our subsidiaries and such prior subsidiaries of CMCC became obsolete on July 1, 2004. Only those transactions between us and CMCC or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

(i)	the Property Leasing Agreement pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and warehouses and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable. The payments payable by us to CMCC and its subsidiaries shall not exceed RMB800 million, RMB900 million and RMB1,000 million for the fiscal years ending December 31, 2005, 2006 and 2007, respectively; and

(ii)	the Telecommunications Services Agreement pursuant to which our subsidiaries obtain telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services from CMCC and its subsidiaries. Pursuant to the Telecommunications Services Agreement, subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to our subsidiaries. Under this agreement, the charges and prices payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges and prices are determined with reference to market rates. The payments payable to CMCC and its subsidiaries by us shall not exceed RMB2,500 million for each of the three fiscal years ending December 31, 2007.

The transactions relating to platform development between CMCC and Aspire remain as connected transactions under the Hong Kong Listing Rules, and the charges paid by CMCC to Aspire or its subsidiaries have not exceeded 3% of our consolidated net tangible assets as of December 31, 2005. The platform development charges payable were determined according to standards laid down by the relevant government departments and/or by reference to market rates, and the waiver granted by the Hong Kong Stock Exchange as mentioned in sub-paragraph (7) above that is related to such transactions will be effective until December 31, 2006.

Item 8. Financial Information.

Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial conditions and results of operation.

Policy on Dividend Distributions

We hold in the highest regard the interests of and the returns achieved for our shareholders, especially minority shareholders. Having taken into account such factors as our financial position, cash flow position and requirements to ensure the sustainable future growth of our business, our board of directors recommended payment of a final dividend of HK$0.57 per share for the financial year ended December 31, 2005. This, together with the interim dividend of HK$0.45 per share already paid during 2005, amounted to an aggregate dividend payment of HK$1.02 per share for the full financial year, representing an increase of 54.5% over the annual dividend of HK$0.66 per share for the financial year 2004 and a dividend payout ratio of 39%. Our board of directors is of the view that our strong free cash flow will be capable of supporting the investments required to sustain steady growth and generate a good cash return to our shareholders. We will endeavor to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

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

As of December 31, 2005 and May 31, 2006, there were 19,835,160,399 and 19,880,551,599, respectively, ordinary shares issued and outstanding. As of December 31, 2005 and May 31, 2006, there were, respectively, 259 and 119 registered holders of American depositary receipts evidencing 51,748,835 and 63,892,152 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2001	50.50	19.40	33.00	13.19

2002	28.40	17.80	17.87	11.30

2003	23.90	14.85	15.54	9.30

2004	27.85	19.25	18.07	12.31
First Quarter	27.85	22.35	18.07	14.01
Second Quarter	23.75	19.25	15.16	12.31
Third Quarter	24.60	21.15	15.90	13.63
Fourth Quarter	26.90	22.15	17.32	14.39

2005	39.80	23.45	25.66	14.91
First Quarter	26.65	23.45	17.10	14.91
Second Quarter	29.70	25.10	19.17	16.20
Third Quarter	38.25	27.55	24.86	17.93
Fourth Quarter	39.80	33.80	25.66	21.70
December	39.80	36.70	25.66	24.00

2006
January	39.10	36.95	25.24	24.01
February	38.05	35.85	24.66	22.82
March	41.65	35.60	26.91	23.12
April	46.75	42.05	30.27	27.35
May	46.60	40.05	30.93	25.51

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

Directors

Material Interests. A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest in accordance with the provisions of the Companies Ordinance (Chapter 32) of Hong Kong and the Articles of Association. A director shall not vote, or be counted in the quorum, on any resolution of the board in respect of any contract or arrangement or proposal in which he or any of his Associates (as such term is defined in the Listing Rules of the Hong Kong Stock Exchange), is to his knowledge, materially interested, and if he shall do so his vote shall not be counted or counted in the quorum for that resolution. The above prohibition shall not apply to any contract, arrangement or proposal:

•	for the giving by us of any security or indemnity to the director or his Associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of, or for, our or any of our subsidiaries’ benefit;

•	for the giving by us of any security to a third party in respect of our or any of our subsidiaries’ debt or obligation for which the director or his Associates has himself or themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

•	concerning an offer of the shares or debentures or other securities of or by us or any other company which we may promote or be interested in for subscription or purchase where the director or his Associates are, or are to be, interested as a participant in the underwriting or sub-underwriting of the offer;

•	in which the director or his Associates are interested in the same manner as other holders of our shares or debentures or other securities by virtue only of his or their interest in our shares or debentures or other securities;

•	concerning any other company in which the director or his Associates are interested, directly or indirectly, as an officer or a shareholder or in which the director or his Associates are beneficially interested in shares of that company other than a company in which the director and any of his Associates, are beneficially interested in five percent or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his Associates is derived) or of the voting rights (excluding for the purpose of calculating such five percent interest any indirect interest of such director or his Associates by virtue of our interest in such company);

•	for the benefit of our or any of our subsidiaries’ employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to both our, or any of our subsidiaries’, directors and employees and such directors’ Associates and does not give the director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•	concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries’ employees under which the director or his Associates may benefit.

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

Rights Attaching to Ordinary Shares

The section entitled “Description of Share Capital” in our Registration Statement on Form F-3 (File No. 333-47256), as filed with the Securities and Exchange Commission on October 30, 2000, is incorporated by reference into this annual report on Form 20-F.

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

Exchange Controls

The Renminbi currently is not a freely convertible currency. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange is obtained. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into a foreign currency to meet our foreign currency obligations or to pay dividends in a foreign currency.

The value of the Renminbi is subject to changes in PRC government policies and to international economic and political developments. Since 1994, the conversion of the Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of the Renminbi to foreign currencies was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The PRC government has since made and in the future may make further adjustments to the exchange rate system.

There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our memorandum and articles of association or other constituent documents.

Taxation — Hong Kong

The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares and ADSs. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

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

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for Untied States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at MS 0102, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2005.

We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our foreign currency-denominated long-term debt, our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2005, we had no foreign exchange forward contracts outstanding. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments and long-term debt denominated in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2005 and 2004.

	Expected Maturity Date						As of December 31, 2005		As of December 31, 2004
	2006	2007	2008	2009	2010	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under capital leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Fixed rate bank and other loans	—	—	—	—	—	—	—	—	1,432	1,408
Average interest rate	—	—	—	—	—	—	—	—	3.53%	—
Variable rate bank and other loans	—	—	—	—	—	—	—	—	1,023	1,023
Average interest rate	—	—	—	—	—	—	—	—	3.82%	—
Convertible notes	—	—	—	—	—	—	—	—	5,725	5,666
Average interest rate	—	—	—	—	—	—	—	—	2.25%	—
Bonds	—	2,988	—	—	—	9,924	12,912	13,685	13,000	12,119
Average interest rate	—	3.50%	—	—	—	4.12%	3.97%	—	4.03%	—
Deferred payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	2.74%	2.74%	—	3.10%	—

*	The interest rates for variable rate bank and other loans are calculated based on the year-end indices.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks, cash and cash equivalents, short and long-term debt obligations and capital commitments as of December 31, 2005 and 2004.

	Expected Maturity Date						As of December 31, 2005		As of December 31, 2004
	2006	2007	2008	2009	2010	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments
Deposits with banks:
in U.S. dollars	17	—	—	—	—	—	17	17	900	900
in Hong Kong dollars	134	—	—	—	—	—	134	134	135	135
Cash and cash equivalents:
in U.S. dollars	567	—	—	—	—	—	567	567	1,280	1,280
in Hong Kong dollars	4,266	—	—	—	—	—	4,266	4,266	1,243	1,243
Debts:
Fixed rate bank and other loans (U.S. dollars)	—	—	—	—	—	—	—	—	63	63
Average interest rate	—	—	—	—	—	—	—	—	5.29%	—
Convertible notes (U.S. dollars)	—	—	—	—	—	—	—	—	5,725	5,666
Average interest rate	—	—	—	—	—	—	—	—	2.25%	—
Deferred payable (1)	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	2.74%	2.74%	—	3.10%	—

(1)	Pursuant to our agreements with CMCC and China Mobile Hong Kong (BVI) Limited for our acquisition of the eight regional mobile telecommunications companies in July 2002 and the ten regional mobile telecommunications companies and other telecommunications assets in July 2004, respectively, we have the option to pay the deferred payable in U.S. dollars, Hong Kong dollars or Renminbi.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

As of the end of the period covered by this annual report on Form 20-F, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company.

Item 16A. Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. In particular, one of the members has many years of finance and commercial management experience and expertise. However, members of our audit committee do not possess direct experience or expertise in respect of the reconciliation of financial statements with U.S. GAAP and the evaluation of reports filed with the SEC by SEC-reporting issuers. Our board of directors has determined that we do not currently have an audit committee financial expert, as defined in Item 16A(b) of Form 20-F, serving on our audit committee. Our audit committee may consider appointing, from time to time, an external financial expert as a consultant.

Item 16B. Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and our other designated senior officers. A copy of our Code of Ethics for Covered Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003, and may also be downloaded from our website at www.ChinaMobileLtd.com/images/pdf/terms/CodeofEthics_eng.pdf. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our Code of Ethics for Covered Officers may also be obtained at no charge by writing to our investor relations department at 60/F, The Center, 99 Queen’s Road Central, Hong Kong.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the two years ended December 31, 2004 and 2005:

	Audit Fees		Audit-Related Fees	Tax Fees		Other Fees
2004	US$	16,591,000[1]	—		—	US$	772,000
2005	US$	7,606,000	—	US$	3,000	US$	77,000

(1)	Including the audits fees in the amount of US$9,000,000 we paid in connection with our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Before our principal accountants were engaged by us or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits.

(a) See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b) Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(1)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(2)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (4)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (4)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (4)

Exhibit Number	Description of Exhibit
4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (4)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.11	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule). (4)

4.12	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.13	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (4)

4.14	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (4)

4.15	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (4)

4.16	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (4)

4.17	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (4)

4.18	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(2)

4.19	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(2)

4.20	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation).(2)

4.21	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation).(2)

4.22	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation).(2)

4.23	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation).(2)

4.24	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation).(2)

4.25	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation).(2)

4.26	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation).(2)

4.27	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation).(2)

Exhibit Number	Description of Exhibit
4.28	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation).(2)

4.29	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(2)

4.30	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(5)

4.31	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service. (5)

4.32	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(5)

4.33	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(5)

4.34	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(5)

4.35	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(5)

4.36	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(5)

4.37	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(5)

4.38	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(5)

4.39	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(5)

4.40	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(5)

4.41	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(5)

4.42	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(5)

4.43	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(5)

4.44	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(5)

4.45	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(5)

8.1	List of major subsidiaries.

11.1	Code of Ethics.(4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 9, 2006

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(1)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(2)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (4)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (4)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (4)

4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited and Neimenggu Communication Service Company (with English translation and schedule). (4)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.11	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between Xinjiang Mobile Communication Company Limited and Xinjiang Communication Service Company (with English translation and schedule). (4)

4.12	Agreement on Use of Premises and Related Management Services, dated April 27, 2004, between Beijing P&T Consulting & Design Institute Company Limited and Beijing P&T Consulting & Design Institute (with English translation). (4)

4.13	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (4)

4.14	Agreement on Use of Premises and Related Management Services, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (4)

Exhibit Number	Description of Exhibit
4.15	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile Communication Company Limited, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (4)

4.16	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (4)

4.17	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd (with English translation). (4)

4.18	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(2)

4.19	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(2)

4.20	Telecommunications Services Agreement dated April 10, 2002 between Anhui Mobile Communication Company Limited and Anhui Communication Service Company (with English translation). (2)

4.21	Telecommunications Services Agreement dated April 10, 2002 between Jiangxi Mobile Communication Company Limited and Jiangxi Communication Service Company (with English translation). (2)

4.22	Telecommunications Services Agreement dated April 10, 2002 between Chongqing Mobile Communication Company Limited and Chongqing Communication Service Company (with English translation). (2)

4.23	Telecommunications Services Agreement dated April 27, 2002 between Sichuan Mobile Communication Company Limited and Sichuan Communication Service Company (with English translation). (2)

4.24	Telecommunications Services Agreement dated April 10, 2002 between Hubei Mobile Communication Company Limited and Hubei Communication Service Company (with English translation). (2)

4.25	Telecommunications Services Agreement dated April 10, 2002 between Hunan Mobile Communication Company Limited and Hunan Communication Service Company (with English translation). (2)

4.26	Telecommunications Services Agreement dated April 10, 2002 between Shaanxi Mobile Communication Company Limited and Shaanxi Communication Service Company (with English translation). (2)

4.27	Telecommunications Services Agreement dated April 10, 2002 between Shanxi Mobile Communication Company Limited and Shanxi Communication Service Company (with English translation). (2)

4.28	Service Agreement for Supply Installation and Maintenance of Steel Towers dated May 8, 2002 between China Mobile (Hong Kong) Limited and Hubei Communication Services Company (with English translation). (2)

4.29	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (2)

4.30	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Communications Service Company (“Beijing Service”).(5)

4.31	Building Leasing and Property Management Agreement, dated September 18, 2000, between Beijing Mobile and Beijing Service.(5)

4.32	Agreement on Mobile Communications Equipment Maintenance and Modulation, dated September 18, 2000, between Beijing Mobile and Beijing Huarui Wireless Communications Equipment Installation Company (“Beijing Huarui”).(5)

4.33	Agreement on Communications Projects Design and Construction, dated September 18, 2000, between Beijing Mobile and Beijing Huarui.(5)

4.34	Agreement on Mobile Communications Equipment Maintenance, dated September 20, 2000, between Shanghai Mobile and Shanghai Long-distance Telecommunications Engineering Company (“Shanghai Engineering”).(5)

Exhibit Number	Description of Exhibit
4.35	Agreement on Contracting Mobile Communications Projects, dated September 20, 2000, between Shanghai Mobile and Shanghai Engineering.(5)

4.36	Building Leasing and Property Management Agreement, dated September 20, 2000, between Shanghai Mobile and Shanghai Communications Service Company (“Shanghai Service”).(5)

4.37	Building Leasing Agreement, dated August 1, 2000, between Tianjin Mobile and Tianjin Communications Service Company (“Tianjin Service”).(5)

4.38	Building Leasing and Property Management Agreement, dated August 1, 2000, between Hebei Mobile and Hebei Communications Service Company (“Hebei Service”).(5)

4.39	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(5)

4.40	Building Leasing and Property Management Agreement, dated August 10, 2000, between Liaoning Mobile and Liaoning Communications Service Company (“Liaoning Service”).(5)

4.41	Agreement on Communications Equipment Maintenance, dated September 8, 2000, between Liaoning Mobile and Liaoning Provincial Posts and Telecommunications Engineering Bureau (“Liaoning Engineering”).(5)

4.42	Agreement on Mobile Communications Projects Construction, dated September 8, 2000, between Liaoning Mobile and Liaoning Engineering.(5)

4.43	Building Leasing and Property Management Agreement, dated September 1, 2000, between Shandong Mobile and Shandong Communications Service Company (“Shandong Service”).(5)

4.44	Agreement on Contracting Mobile Communications Projects, dated September 1, 2000, between Shandong Mobile and Shandong Mobile Communications Engineering Bureau.(5)

4.45	Building Lease Agreement, dated August 26, 2000, between Guangxi Mobile and Guangxi Communications Service Company (“Guangxi Service”).(5)

8.1	List of major subsidiaries.

11.1	Code of Ethics.(4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

China Mobile (Hong Kong) Limited

For the year ended December 31, 2005

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile (Hong Kong) Limited:

We have audited the accompanying consolidated balance sheets of China Mobile (Hong Kong) Limited and subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile (Hong Kong) Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in Hong Kong.

In order to comply with the new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants, the Group changed its accounting policies for goodwill, land use rights and buildings held for own use, share-based payment and financial instruments and changed the manner in which it presents minority interests in the consolidated balance sheets and consolidated statements of income. Details of impact of the changes in accounting policies are discussed in note 3 to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Since prior period consolidated financial statements had been restated, the significant differences between HK GAAP and US GAAP are restated accordingly. Information relating to the nature and effect of such differences is presented in note 38 to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm (Continued)

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 1 to the consolidated financial statements.

/s/ KPMG

Hong Kong

March 16, 2006

Consolidated Statements of Income

(Amounts in millions, except share data)

			Year ended December 31,
	Note		2003 (restated)	2004 (restated)	2005	2005
			RMB	RMB	RMB	US$
Operating revenue

Usage fees			111,027	128,534	156,710	19,418
Monthly fees			20,666	24,760	25,055	3,105
Other operating revenue			26,911	39,087	61,276	7,593

Total operating revenue	4		158,604	192,381	243,041	30,116

Operating expenses

Leased lines			4,914	3,861	3,224	399
Interconnection			12,868	12,072	15,309	1,897
Depreciation			36,488	44,186	56,368	6,985
Personnel			7,700	9,972	14,200	1,760
Other operating expenses			43,431	62,811	80,254	9,944

Total operating expenses	5		105,401	132,902	169,355	20,985

Profit from operations			53,203	59,479	73,686	9,131

Amortization of goodwill			(1,850)	(1,930)	—	—

Other net income	6		2,464	3,167	3,284	407

Non-operating net income	7		434	900	1,025	127

Interest income			807	1,014	1,615	200

Finance costs	23	(a)	(2,099)	(1,679)	(1,346)	(167)

Profit before tax			52,959	60,951	78,264	9,698

Income tax	8		(17,412)	(19,180)	(24,675)	(3,058)

Profit for the year			35,547	41,771	53,589	6,640

Attributable to:
Equity shareholders of the Company			35,556	41,749	53,549	6,635
Minority interests			(9)	22	40	5

Profit for the year			35,547	41,771	53,589	6,640

Dividends payable to equity shareholders of the Company attributable to the year:
Interim dividend declared and paid during the year	9	(a)	3,339	4,175	9,259	1,147
Final dividend proposed after the balance sheet date	9	(a)	4,178	9,614	11,767	1,458

			7,517	13,789	21,026	2,605

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (Continued)

(Amounts in millions, except share data)

	Note		Year ended December 31,
			2003 (restated)	2004 (restated)	2005	2005
			RMB	RMB	RMB	US$
Basic net income per share	2	(v)	RMB1.81	RMB2.12	RMB2.71	US$	0.34

Weighted average number of shares used in calculating basic net income per share (thousands)			19,671,654	19,673,185	19,738,229

Diluted net income per share	2	(v)	RMB1.81	RMB2.12	RMB2.70	US$	0.33

Weighted average number of shares used in calculating diluted net income per share (thousands)			19,762,812	19,774,093	19,892,163

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in millions)

		December 31,
	Note	2004 (restated)	2005	2005
		RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		45,149	64,461	7,988
Deposits with banks		20,264	41,925	5,195
Tax recoverable		235	165	20
Amount due from ultimate holding company	10	356	63	8
Prepayments and other current assets		2,974	3,583	444
Other receivables	11	1,879	1,911	236
Accounts receivable	12	6,553	6,603	818
Inventories	13	2,499	2,365	293

Total current assets		79,909	121,076	15,002

Property, plant and equipment	14	212,459	216,505	26,827
Construction in progress		30,510	34,201	4,238
Land lease prepayments		6,333	7,243	898
Goodwill	15	35,300	35,300	4,374
Interest in associates	16	—	—	—
Other financial assets	17	77	77	10
Deferred tax assets	18	4,068	6,625	822
Deferred expenses	19	96	—	—

Total assets		368,752	421,027	52,171

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Continued)

(Amounts in millions)

		December 31,
	Note	2004 (restated)	2005	2005
		RMB	RMB	US$
Liabilities and equity

Current liabilities
Accounts payable	20	35,036	41,931	5,196
Bills payable		1,676	1,359	169
Deferred revenue – current portion	21	12,936	16,975	2,104
Accrued expenses and other payables	22	32,549	40,007	4,957
Amount due to immediate holding company	10	98	96	12
Amount due to ultimate holding company	10	459	269	33
Interest-bearing borrowings	23	8,180	—	—
Obligations under capital lease	24	68	68	8
Current taxation		6,664	9,249	1,146

Total current liabilities		97,666	109,954	13,625

Deferred tax liabilities	18	105	97	12
Interest-bearing borrowings	23	36,633	36,545	4,529
Deferred revenue, excluding current portion	21	944	1,324	164

Total liabilities		135,348	147,920	18,330

Total equity attributable to:

Equity shareholders of the Company		233,161	272,824	33,806

Minority interests		243	283	35

Total liabilities and equity		368,752	421,027	52,171

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in millions)

	Year ended December 31,
	2003 (restated)	2004 (restated)	2005	2005
	RMB	RMB	RMB	US$
Operating activities
Profit before tax	52,959	60,951	78,264	9,698
Adjustments for:
- Depreciation of property, plant and equipment	36,488	44,186	56,368	6,985
- Amortization of land lease prepayments	123	134	169	21
- Amortization of goodwill	1,850	1,930	—	—
- Loss on disposal of property, plant and equipment	795	535	411	51
- Write off of property, plant and equipment	669	5,900	5,645	699
- Allowance for doubtful accounts	2,006	2,273	2,968	368
- Amortization of deferred expenses	47	47	—	—
- Interest income	(807)	(1,014)	(1,615)	(200)
- Interest expense	2,099	1,679	1,346	167
- Dividend income	(48)	(84)	(51)	(6)
- Equity-settled share-based payment expenses	—	255	1,553	192
- Unrealized exchange loss, net	47	24	108	13

Profit from operations before changes in working capital	96,228	116,816	145,166	17,988

(Increase)/decrease in inventories	(464)	(106)	134	17
Decrease in amount due from fellow subsidiaries	—	896	—	—
Decrease in amount due from ultimate holding company	520	662	293	36
Increase in accounts receivable	(1,968)	(2,082)	(3,037)	(376)
(Increase)/decrease in other receivables	(259)	377	134	17
Increase in prepayments and other current assets	(69)	(555)	(609)	(75)
Decrease in amount due to fellow subsidiaries	—	(4,661)	—	—
Increase/(decrease) in amount due to ultimate holding company	135	(1,257)	(190)	(24)
Decrease in amount due to immediate holding company	(355)	—	—	—
Increase in accounts payable	940	2,707	2,303	285
Increase in bills payable	—	—	11	1
Increase in accrued expenses and other payables	6,246	6,365	7,670	950
Increase in deferred revenue	2,535	2,724	4,419	548

Cash generated from operations	103,489	121,886	156,294	19,367

Tax paid
- PRC income tax paid	(17,955)	(18,107)	(24,585)	(3,046)

Net cash generated from operating activities carried forward	85,534	103,779	131,709	16,321

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

	Year ended December 31,
	2003 (restated)	2004 (restated)	2005	2005
	RMB	RMB	RMB	US$
Net cash generated from operating activities brought forward	85,534	103,779	131,709	16,321

Investing activities
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries	(5,200)	—	—	—
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	—	(12,238)	—	—
Capital expenditure	(43,283)	(58,367)	(66,027)	(8,182)
Land lease prepayments	(588)	(776)	(1,079)	(134)
Proceeds from disposal of property, plant and equipment	233	93	132	16
Increase in deposits with banks	(6,158)	(3,037)	(21,661)	(2,684)
Interest received	656	939	1,468	182
Dividends received	48	84	51	6

Net cash used in investing activities	(54,292)	(73,302)	(87,116)	(10,796)

Financing activities
Proceeds from issue of shares under share option scheme	—	703	3,422	424
Redemption of convertible notes	—	—	(5,611)	(695)
Redemption of fixed rate notes	—	(4,978)	—	—
Proceeds from interest-bearing borrowings	760	—	—	—
Repayments of interest-bearing borrowings	(12,790)	(9,783)	(2,455)	(304)
Capital elements of capital leases rentals paid	—	(10)	—	—
Interest paid	(2,640)	(2,040)	(1,635)	(203)
Dividends paid	(10,018)	(8,349)	(18,894)	(2,341)

Net cash used in financing activities	(24,688)	(24,457)	(25,173)	(3,119)

Net increase in cash and cash equivalents	6,554	6,020	19,420	2,406

Cash and cash equivalents at beginning of year	32,575	39,129	45,149	5,595

Effect of changes in foreign exchange rate	—	—	(108)	(13)

Cash and cash equivalents at end of year	39,129	45,149	64,461	7,988

Analysis of the balances of cash and cash equivalents
Deposits with banks maturing within three months when placed	5,696	7,100	11,069	1,372
Cash and bank balances	33,433	38,049	53,392	6,616

	39,129	45,149	64,461	7,988

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(Amounts in millions)

(a)	Significant non-cash transactions:

The Group incurred payables of RMB28,176 and RMB1,332 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2005.

The Group incurred payables of RMB23,584 and RMB1,660 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

The Group incurred payables of RMB17,235 and RMB2,059 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2003.

Consolidated Statements of Equity

(Amounts in millions, except share data)

Statements of equity for the years:

		Attributable to equity shareholders of the Company							Minority interest	Total equity
	Number of ordinary shares	Share capital	Share premium	Capital Reserve	General reserve	PRC statutory reserves	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Equity at January 1, 2003	19,671,653,899	2,099	374,579	(295,665)	72	24,714	67,466	173,265	191	173,456
Transfer from statements of income	—	—	—	—	—	—	35,556	35,556	(9)	35,547
Dividends approved in respect of previous year	—	—	—	—	—	—	(6,679)	(6,679)	—	(6,679)
Dividends declared in respect of current year	—	—	—	—	—	—	(3,339)	(3,339)	—	(3,339)
Appropriation	—	—	—	—	—	7,972	(7,972)	—	—	—

Equity at December 31, 2003	19,671,653,899	2,099	374,579	(295,665)	72	32,686	85,032	198,803	182	198,985

Equity at January 1, 2004	19,671,653,899	2,099	374,579	(295,665)	72	32,686	85,032	198,803	182	198,985
Transfer from statements of income (restated)	—	—	—	—	—	—	41,749	41,749	22	41,771
Dividends approved in respect of previous year	—	—	—	—	—	—	(4,174)	(4,174)	—	(4,174)
Dividends declared in respect of current year	—	—	—	—	—	—	(4,175)	(4,175)	—	(4,175)
Shares issued under share option scheme	28,985,500	3	700	—	—	—	—	703	—	703
Equity settled share-based transactions (restated)	—	—	—	255	—	—	—	255	—	255
Appropriation	—	—	—	—	—	9,591	(9,591)	—	—	—
Minority interests arising from acquisition of a subsidiary	—	—	—	—	—	—	—	—	39	39

Equity at December 31, 2004 (restated)	19,700,639,399	2,102	375,279	(295,410)	72	42,277	108,841	233,161	243	233,404

Equity at January 1, 2005
- As previously reported	19,700,639,399	2,102	375,279	(295,665)	72	42,277	109,096	233,161	243	233,404
- Prior period adjustment in respect of Hong Kong Financial Reporting Standard 2		—	—	255	—	—	(255)	—	—	—

As restated, before opening balance adjustment		2,102	375,279	(295,410)	72	42,277	108,841	233,161	243	233,404
Opening balance adjustment in respect of Hong Kong Accounting Standard 39		—	—	—	—	—	33	33	—	33

As restated, after opening balance adjustment		2,102	375,279	(295,410)	72	42,277	108,874	233,194	243	233,437
Transfer from statements of income	—	—	—	—	—	—	53,549	53,549	40	53,589
Dividends approved in respect of previous year	—	—	—	—	—	—	(9,635)	(9,635)	—	(9,635)
Dividends declared in respect of current year	—	—	—	—	—	—	(9,259)	(9,259)	—	(9,259)
Shares issued under share option scheme	134,521,000	14	3,961	(553)	—	—	—	3,422	—	3,422
Equity settled share-based transactions	—	—	—	1,553	—	—	—	1,553	—	1,553
Appropriation	—	—	—	—	—	11,118	(11,118)	—	—	—

Equity at December 31, 2005	19,835,160,399	2,116	379,240	(294,410)	72	53,395	132,411	272,824	283	273,107

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation

China Mobile (Hong Kong) Limited (“the Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities in the People’s Republic of China (“PRC”) and market their services under the “China Mobile” logo, which is a registered trademark owned by China Mobile Communications Corporation (“CMCC”), a company incorporated in the PRC in July 1999 to hold and operate the mobile telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry (“MII”) have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

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

Restructuring

Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited (“CMHKG”), which in turn is 51% owned by Telpo Communications (Group) Limited (“Telpo”), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, CMCC acquired a 100% controlling interest in CMHKG. As a result of this, CMCC indirectly holds approximately 75% equity interest in the Company. Guangdong Mobile was formed as a wholly foreign-owned enterprise whereas Zhejiang Mobile was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

In connection with the Restructuring and in anticipation of the initial offering of the Company’s ordinary shares, the property, plant and equipment of Guangdong Mobile and Zhejiang Mobile were revalued as of May 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of property, plant and equipment and land lease prepayments of Guangdong Mobile and Zhejiang Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB15,630. Upon the transfer of interests in Guangdong Mobile and Zhejiang Mobile by the MII and the DGT to the Company, 9,010,000,000 ordinary shares of HK$0.10 each were issued by the Company to CMHK (BVI) for consideration valued at RMB19,466. Such amount was based on the net asset value of Guangdong Mobile and Zhejiang Mobile at May 31, 1997, the effective date of the Restructuring, adjusted for additional earnings to September 26, 1997, the completion date of the Restructuring, of RMB1,135, which is reflected as capital reserve.

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

In connection with the First Acquisition, the property, plant and equipment and land lease prepayments of Jiangsu Mobile were revalued as of December 31, 1997, by a firm of independent valuers and approved by the China State-owned Assets Administration Bureau. The value of property, plant and equipment of Jiangsu Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB7,879.

In prior years, goodwill arising from the First Acquisition (RMB15,569), being the excess of the cost of investments (RMB24,120) over the fair value of the Group’s share of the separable net assets acquired (RMB8,551), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net asset value of Jiangsu Mobile at December 31, 1997 (RMB8,065), adjusted for additional earnings to June 3, 1998, the completion date of the First Acquisition, of RMB489. With effect from January 1, 2005, in order to comply with Hong Kong Financial Reporting Standard (“HKFRS”) 3 “Business combinations” and Hong Kong Accounting Standard (“HKAS”) 36 “Impairment of assets”, the Group has changed its accounting policies relating to goodwill. In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve will not be recognized in the consolidated statements of income on disposal or impairment of the acquired business, or under any other circumstances.

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

In connection with the Second Acquisition, the property, plant and equipment and land lease prepayments of Fujian Mobile, Henan Mobile and Hainan Mobile were revalued as of June 30, 1999, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment and land lease prepayments of Fujian Mobile, Henan Mobile and Hainan Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB10,684.

In prior years, goodwill arising from the Second Acquisition (RMB42,340), being the excess of the cost of investments (RMB52,953) over the fair value of the Group’s share of the separable net assets acquired (RMB10,613), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Fujian Mobile, Henan Mobile and Hainan Mobile at June 30, 1999 (RMB9,624), adjusted for additional earnings to November 11, 1999, the completion date of the Second Acquisition, of RMB989. With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve will not be recognized in the consolidated statements of income on disposal or impairment of the acquired business, or under any other circumstances.

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

In connection with the Third Acquisition, the property, plant and equipment and land lease prepayments of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile were revalued as of June 30, 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment and land lease prepayments of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB37,252.

In prior years, goodwill arising from the Third Acquisition (RMB238,891), being the excess of the cost of investments (RMB271,485) over the fair value of the Group’s share of the separable net assets acquired (RMB32,594), was eliminated against reserves immediately on acquisition. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile at June 30, 2000 (RMB29,966), adjusted for additional earnings to November 12, 2000, the completion date of the Third Acquisition, of RMB2,628. With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve will not be recognized in the consolidated statements of income on disposal or impairment of the acquired business, or under any other circumstances.

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

Acquisition of Anhui Mobile Communication Company Limited (“Anhui Mobile”), Jiangxi Mobile Communication Company Limited (“Jiangxi Mobile”), Chongqing Mobile Communication Company Limited (“Chongqing Mobile”), Sichuan Mobile Communication Company Limited (“Sichuan Mobile”), Hubei Mobile Communication Company Limited (“Hubei Mobile”), Hunan Mobile Communication Company Limited (“Hunan Mobile”), Shaanxi Mobile Communication Company Limited (“Shaanxi Mobile”) and Shanxi Mobile Communication Company Limited (“Shanxi Mobile”)

Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI Limited (“Anhui Mobile BVI”), Jiangxi Mobile BVI Limited (“Jiangxi Mobile BVI”), Chongqing Mobile BVI Limited (“Chongqing Mobile BVI”), Sichuan Mobile BVI Limited (“Sichuan Mobile BVI”), Hubei Mobile BVI Limited (“Hubei Mobile BVI”), Hunan Mobile BVI Limited (“Hunan Mobile BVI”), Shaanxi Mobile BVI Limited (“Shaanxi Mobile BVI”) and Shanxi Mobile BVI Limited (“Shanxi Mobile BVI”) from CMHK (BVI). The acquisition was completed on July 1, 2002 for a total consideration of US$8,573 (RMB equivalent 70,959) (hereinafter referred to as the “Fourth Acquisition”). The consideration was satisfied by cash of RMB49,248 and an allotment of 827,514,446 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

In connection with the Fourth Acquisition, the property, plant and equipment and land lease prepayments of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were revalued as of December 31, 2001, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment and land lease prepayments of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB39,499.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

In prior years, positive goodwill arising from the Fourth Acquisition (RMB37,159), being the excess of the cost of investments (RMB70,959) over the fair value of the Group’s share of the separable net assets acquired (RMB33,800), is amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile at December 31, 2001 (RMB30,982), adjusted for additional earnings to June 30, 2002, the completion date of the Fourth Acquisition, of RMB2,818. With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortizes positive goodwill but tests it at least annually for impairment.

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

Pursuant to a resolution passed at the extraordinary general meeting held on June 16, 2004, the Company acquired the entire issued share capital of Neimenggu Mobile (BVI) Limited (“Neimenggu Mobile BVI”), Jilin Mobile (BVI) Limited (“Jilin Mobile BVI”), Heilongjiang Mobile (BVI) Limited (“Heilongjiang Mobile BVI”), Guizhou Mobile (BVI) Limited (“Guizhou Mobile BVI”), Yunnan Mobile (BVI) Limited (“Yunnan Mobile BVI”), Xizang Mobile (BVI) Limited (“Xizang Mobile BVI”), Gansu Mobile (BVI) Limited (“Gansu Mobile BVI”), Qinghai Mobile BVI Limited (“Qinghai Mobile BVI”), Ningxia Mobile (BVI) Limited (“Ningxia Mobile BVI”), Xinjiang Mobile (BVI) Limited (“Xinjiang Mobile BVI”), Beijing P&T Consulting & Design Institute (BVI) Limited (“Zhongjing Design Institute BVI”) and China Mobile Communication (BVI) Limited (“CMC BVI”) from CMHK (BVI). The acquisition was completed on July 1, 2004 for a total consideration of US$3,650 (RMB equivalent 30,210) (hereinafter referred to as the “Fifth Acquisition”). The consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

In connection with the Fifth Acquisition, the property, plant and equipment and land lease prepayments of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC were revalued as of December 31, 2003, by a firm of independent valuers and approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASACSC”). The value of property, plant and equipment and land lease prepayments of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB33,996.

In prior years, positive goodwill arising from the Fifth Acquisition (RMB2,857), being the excess of the cost of investments (RMB30,210) over the fair value of the Group’s share of the separable net assets acquired (RMB27,353), was amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses. The fair value of the Group’s share of the separable net assets acquired was based on the net assets of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC at December 31, 2003 (RMB25,766), adjusted for additional earnings to June 30, 2004, the completion date of the Fifth Acquisition, of RMB1,587. With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortizes positive goodwill but tests it at least annually for impairment.

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

The consolidated statement of income for the year ended December 31, 2005 includes the results of the Company, the mobile telecommunications subsidiary in each of the thirty-one provinces, autonomous regions and municipalities in the PRC, Jingyi Design Institute and CMC for the year ended December 31, 2005.

The consolidated statement of income for the year ended December 31, 2004 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile for the year ended December 31, 2004 and the post-acquisition results of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC for the period from July 1, 2004 to December 31, 2004.

The consolidated statement of income for the year ended December 31, 2003 includes the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile for the year ended December 31, 2003.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (Continued)

The financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set forth in note 38.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

The consolidated financial statements are expressed in Renminbi. Solely for the convenience of the reader, for the December 31, 2005 financial statements have been translated into United States dollars at the rate of US$1.00 = RMB8.0702 quoted by the Federal Reserve Bank of New York on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or any other certain date.

2	Principal accounting policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries (see note 33 for details of the Company’s principal subsidiaries). The results of subsidiary companies are included in the consolidated statements of income, and the minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company. All significant inter-company balances and transactions have been eliminated.

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

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated statements of income include the Group’s share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognized for the year (see notes 2(d) and 2(h)).

When the Group’s share of losses exceeds its interest in the associates, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statements of income.

(d)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(h)).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(d)	Goodwill (Continued)

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in the consolidated statements of income.

On disposal of a cash generating unit, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(e)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in associates, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the consolidated balance sheet at cost less impairment losses (see note 2(h)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

(f)	Property, plant and equipment

Property, plant and equipment are stated in the consolidated balance sheet at cost less accumulated depreciation and impairment losses (see note 2(h)). The circumstances and basis under which the revalued amount (including the revalued amount of land lease prepayments) is arrived at are set out in details in note 14.

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the consolidated statements of income on the date of retirement or disposal.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(f)	Property, plant and equipment (Continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	7 - 10 years
Office equipment, furniture and fixtures and others	4 - 18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(g)	Leased assets

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(g)	Leased assets (Continued)

(ii)	Assets acquired under capital leases

Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h). Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated statements of income in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated statements of income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated statements of income in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(h)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss/allowance is determined and recognized as follows:

-	For unquoted equity securities and current receivables that are carried at cost, the impairment loss/allowance is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Allowance for doubtful receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	property, plant and equipment;

-	construction in progress;

-	pre-paid interests in leasehold land classified as being held under an operating lease;

-	investments in associates; and

-	goodwill

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(h)	Impairment of assets (Continued)

(ii)	Impairment of other assets (Continued)

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

(ii)	Recognition of impairment losses

An impairment loss is recognized in the consolidated statements of income whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(h)	Impairment of assets (Continued)

(ii)	Impairment of other assets (Continued)

(iii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of income in the year in which the reversals are recognized.

(i)	Construction in progress

Construction in progress is stated at cost less any impairment losses (see note 2(h)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use. No exchange differences were capitalized to the construction in progress during the years presented.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(j)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(k)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowances for doubtful accounts (see note 2(h)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less allowances for doubtful accounts (see note 2(h)).

(l)	Deferred revenue

Deferred revenue consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment.

Revenue from prepaid service fees is recognized when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related property, plant and equipment and credited as non-operating income in the consolidated statements of income.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(m)	Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. At initial recognition the liability component of the convertible notes is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognized as the liability component is recognized as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity component in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortized cost. The interest expense recognized in the consolidated statements of income on the liability component is calculated using the effective interest method. The equity component is recognized in the capital reserve until either the notes are converted or redeemed.

If the notes are converted, the capital reserve, together with the carrying value of the liability component at the time of conversion, are transferred to share capital and share premium as consideration for the shares issued. If the notes are redeemed, the capital reserve is released directly to retained earnings.

(n)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of income over the period of the borrowings using the effective interest method.

(o)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(p)	Revenue recognition

Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

(i)	usage fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv)	interest income is recognized on a time-apportioned basis by reference to the principal outstanding and the rate applicable; and

(v)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(q)	Translation of foreign currencies

The functional currency and reporting currency of the Group’s operations is Renminbi. See note 31. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the consolidated statements of income. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency, and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress. No exchange differences were capitalized to construction in progress during the years presented.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(r)	Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated statements of income except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(r)	Income tax (Continued)

-	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(s)	Provisions and contingent liabilities

(i)	Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

The Group invites its subscribers to participate in a customer point reward program (the “Program”), which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Program varies depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheet based on (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(t)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company’s contributions to Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of income as incurred.

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

(ii)	Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest. Otherwise, the fair value of options is recognized in the period in which the options are granted.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(t)	Employee benefits (Continued)

(ii)	Share-based payments (Continued)

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to the consolidated statements of income for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

(iii)	Termination benefits

Termination benefits are recognized when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(u)	Borrowing costs

Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(v)	Net income per share

The calculation of basic net income per share for the years ended December 31, 2003, 2004 and 2005 are based on the profit attributable to equity shareholders of the Company and the weighted average number of shares in issue during the years.

The calculation of diluted net income per share for the years ended December 31, 2003, 2004 and 2005 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net income per share.

(w)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

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

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 36.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

2	Principal accounting policies (Continued)

(z)	Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

3	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarized in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 37).

(a)	Restatement of prior periods and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated statements of income and other significant related disclosure items as previously reported for the years ended December 31, 2003 and 2004 and the consolidated balance sheet as previously reported as of December 31, 2004. The effects of the changes in accounting policies on the balances as of January 1, 2003, 2004 and 2005 are disclosed in consolidated statements of equity.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(a)	Restatement of prior periods and opening balances (Continued)

Effect on the consolidated financial statements

Consolidated statement of income for the year ended December 31, 2003

	2003 (as previously reported)	Effect of new policy (increase/ (decrease) in profit for the year)			2003 (as restated)
		HKAS 1 (note 3(d))	HKAS 17 (note 3(e))	Sub-total
	RMB	RMB	RMB	RMB	RMB
Operating revenue	158,604	—	—	—	158,604

Operating expenses
Leased lines	(4,914)	—	—	—	(4,914)
Interconnection	(12,868)	—	—	—	(12,868)
Depreciation	(36,611)	—	123	123	(36,488)
Personnel	(7,700)	—	—	—	(7,700)
Other operating expenses	(43,308)	—	(123)	(123)	(43,431)

Total operating expenses	(105,401)	—	—	—	(105,401)

Profit from operations	53,203	—	—	—	53,203
Other income and expenses	(244)	—	—	—	(244)

Profit before tax	52,959	—	—	—	52,959
Income tax	(17,412)	—	—	—	(17,412)
Minority interests	9	(9)	—	(9)	—

Profit for the year	35,556	(9)	—	(9)	35,547

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(a)	Restatement of prior periods and opening balances (Continued)

Effect on the consolidated financial statements (Continued)

Consolidated statement of income for the year ended December 31, 2003 (Continued)

	2003 (as previously reported)	Effect of new policy (increase/ (decrease) in profit for the year)			2003 (as restated)
		HKAS 1 (note 3(d))	HKAS 17 (note 3(e))	Sub-total
	RMB	RMB	RMB	RMB	RMB
Attributable to:

Equity shareholders of the Company	35,556	—	—	—	35,556
Minority interests	—	(9)	—	(9)	(9)

Profit for the year	35,556	(9)	—	(9)	35,547

Net income per share

Basic	RMB1.81	—	—	—	RMB1.81

Diluted	RMB1.81	—	—	—	RMB1.81

Other significant disclosure items:

Operating lease charges	2,364	—	123	123	2,487

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(a)	Restatement of prior periods and opening balances (Continued)

Effect on the consolidated financial statements (Continued)

Consolidated statement of income for the year ended December 31, 2004

	2004 (as previously reported)	Effect of new policy (increase/(decrease) in profit for the year)				2004 (as restated)
		HKFRS 2 (note3(f))	HKAS 1 (note 3(d))	HKAS 17 (note 3(e))	Sub-total
	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenue	192,381	—	—	—	—	192,381

Operating expenses
Leased lines	(3,861)	—	—	—	—	(3,861)
Interconnection	(12,072)	—	—	—	—	(12,072)
Depreciation	(44,320)	—	—	134	134	(44,186)
Personnel	(9,717)	(255)	—	—	(255)	(9,972)
Other operating expenses	(62,677)	—	—	(134)	(134)	(62,811)

Total operating expenses	(132,647)	(255)	—	—	(255)	(132,902)

Profit from operations	59,734	(255)	—	—	(255)	59,479
Other income and expenses	1,472	—	—	—	—	1,472

Profit before tax	61,206	(255)	—	—	(255)	60,951

Income tax	(19,180)	—	—	—	—	(19,180)
Minority interests	(22)	—	22	—	22	—

Profit for the year	42,004	(255)	22	—	(233)	41,771

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(a)	Restatement of prior periods and opening balances (Continued)

Effect on the consolidated financial statements (Continued)

Consolidated statement of income for the year ended December 31, 2004 (Continued)

	2004 (as previously reported)	Effect of new policy (increase/(decrease) in profit for the year)						2004 (as restated)
		HKFRS 2 (note 3(f))		HKAS 1 (note 3(d))	HKAS 17 (note 3(e))	Sub-total
	RMB	RMB		RMB	RMB	RMB		RMB
Attributable to:
Equity shareholders of the Company	42,004		(255)	—	—		(255)	41,749
Minority interests	—		—	22	—		22	22

Profit for the year	42,004		(255)	22	—		(233)	41,771

Net income per share
Basic	RMB2.14	RMB	(0.02)	—	—	RMB	(0.02)	RMB2.12

Diluted	RMB2.13	RMB	(0.01)	—	—	RMB	(0.01)	RMB2.12

Other significant disclosure items:
Operating lease charges	3,245		—	—	134		134	3,379

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(a)	Restatement of prior periods and opening balances (Continued)

Effect on the consolidated financial statements (Continued)

Consolidated balance sheet as of December 31, 2004

	2004 (as previously reported)	Effect of new policy (increase/(decrease) in net assets)				2004 (as restated)
		HKFRS 2 (note 3(f))	HKAS 1 (note 3(d))	HKAS 17 (note 3(e))	Sub-total
	RMB	RMB	RMB	RMB	RMB	RMB
Total current asset	79,909	—	—	—	—	79,909
Property, plant and equipment	218,063	—	—	(5,604)	(5,604)	212,459
Construction in progress	31,239	—	—	(729)	(729)	30,510
Land lease prepayments	—	—	—	6,333	6,333	6,333
Other non-current assets	39,541	—	—	—	—	39,541

Total assets	368,752	—	—	—	—	368,752

Total current liabilities	(97,666)	—	—	—	—	(97,666)
Non-current liabilities	(37,682)	—	—	—	—	(37,682)

Total liabilities	(135,348)	—	—	—	—	(135,348)

Minority interests	(243)	—	243	—	243	—

	(135,591)	—	243	—	243	(135,348)

Net assets	233,161	—	243	—	243	233,404

Total equity attributable to:

Equity shareholders of the Company	233,161	—	—	—	—	233,161
Minority interests	—	—	243	—	243	243

Total equity	233,161	—	243	—	243	233,404

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(b)	Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated statements of income and balance sheet and other significant related disclosure items for the year ended December 31, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Effect on the consolidated financial statements

Estimated effect on the consolidated statement of income for the year ended December 31, 2005

	Effect of new policy (increase/(decrease) in profit for the year)				Total
	HKFRS 2 (note 3(f))	HKFRS 3 (note 3(c))	HKAS 17 (note 3(e))	HKAS 39 (note 3(g))
	RMB	RMB	RMB	RMB	RMB
Operating revenue	—	—	—	—	—

Operating expenses

Leased lines	—	—	—	—	—
Interconnection	—	—	—	—	—
Depreciation	—	—	169	—	169
Personnel	(1,553)	—	—	—	(1,553)
Other operating expenses	—	—	(169)	—	(169)

Total operating expenses	(1,553)	—	—	—	(1,553)

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(b)	Estimated effect of changes in accounting policies on the current period (Continued)

Effect on the consolidated financial statements (Continued)

Estimated effect on the consolidated statement of income for the year ended December 31, 2005 (Continued)

	Effect of new policy (increase/(decrease) in profit for the year)				Total
	HKFRS 2 (note 3(f))	HKFRS 3 (note 3(c))	HKAS 17 (note 3(e))	HKAS 39 (note 3(g))
	RMB	RMB	RMB	RMB	RMB
Profit from operations	(1,553)	—	—	—	(1,553)
Amortization of goodwill	—	2,001	—	—	2,001
Non-operating net income	—	—	—	32	32
Finance costs	—	—	—	(41)	(41)
Other income and expenses	—	—	—	—	—

Profit before tax	(1,553)	2,001	—	(9)	439

Income tax	—	—	—	—	—

Profit for the year	(1,553)	2,001	—	(9)	439

Attributable to:

Equity shareholders of the Company	(1,553)	2,001	—	(9)	439
Minority interests	—	—	—	—	—

Profit for the year	(1,553)	2,001	—	(9)	439

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(b)	Estimated effect of changes in accounting policies on the current period (Continued)

Effect on the consolidated financial statements (Continued)

Estimated effect on the consolidated statement of income for the year ended December 31, 2005 (Continued)

	Effect of new policy (increase/(decrease) in profit for the year)						Total
	HKFRS 2 (note 3(f))		HKFRS 3 (note 3(c))		HKAS 17 (note 3(e))	HKAS 39 (note 3(g))
	RMB		RMB		RMB	RMB	RMB
Net income per share

Basic	RMB	(0.08)	RMB	0.10	—	—	RMB	0.02

Diluted	RMB	(0.08)	RMB	0.10	—	—	RMB	0.02

Other significant disclosure items:

Interest expenses of bonds		—		—	—	(12)		(12)
Interest expenses of convertible notes		—		—	—	(29)		(29)
Operating lease charges		—		—	(169)	—		(169)

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(b)	Estimated effect of changes in accounting policies on the current period (Continued)

Effect on the consolidated financial statements (Continued)

Estimated effect on the consolidated balance sheet as of December 31, 2005

	Effect of new policy (increase/(decrease) in net assets)				Total
	HKFRS 2 (note 3(f))	HKFRS 3 (note 3(c))	HKAS 17 (note 3(e))	HKAS 39 (note 3(g))
	RMB	RMB	RMB	RMB	RMB
Total current assets	—	—	—	—	—
Property, plant and equipment	—	—	(5,922)	—	(5,922)
Construction in progress	—	—	(1,321)	—	(1,321)
Land lease prepayments	—	—	7,243	—	7,243
Goodwill	—	2,001	—	—	2,001
Deferred expenses	—	—	—	(64)	(64)
Other non-current assets	—	—	—	—	—

Total assets	—	2,001	—	(64)	1,937

Total current liabilities	—	—	—	—	—
Non-current liabilities
Interest-bearing borrowings	—	—	—	88	88
Other non-current liabilities	—	—	—	—	—

Total liabilities	—	—	—	88	88

Net assets	—	2,001	—	24	2,025

Total equity attributable to:

Equity shareholders of the Company	—	2,001	—	24	2,025
Minority interests	—	—	—	—	—

Total equity	—	2,001	—	24	2,025

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(b)	Estimated effect of changes in accounting policies on the current period (Continued)

Effect on the consolidated financial statements (Continued)

Estimated effect on net income recognized directly in consolidated equity for the year ended December 31, 2005

	Effect of new policy increase in equity		Total
	HKAS 17 (note 3(e))	HKAS 39 (note3(g))
	RMB	RMB	RMB
For the year ended December 31, 2005

Attributable to equity shareholders of the Company	—	33	33
Minority interests	—	—	—

Total equity	—	33	33

Estimated effect on amounts recognized as capital transactions with owners of the Group for the year ended December 31, 2005

Effect of new policy increase
HKFRS 2 (note 3(f))
RMB
Attributable to equity shareholders of the Company	1,553
Minority interests	—

Total equity	1,553

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(c)	Amortization of positive and negative goodwill (HKFRS 3 “Business combinations” and HKAS 36 “Impairment of assets”)

In prior years:

-	positive goodwill arising from acquisitions before January 1, 2001 was eliminated against reserves and was reduced by impairment losses recognized in the consolidated statements of income;

-	positive goodwill arising from acquisitions on or after January 1, 2001 was amortized to the consolidated statements of income on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses;

-	negative goodwill arising from acquisitions before January 1, 2001 was credited to a capital reserve; and

-	negative goodwill which arose from acquisitions on or after January 1, 2001 was amortized over the weighted average life of the depreciable/amortizable non-monetary assets acquired, except to the extent is related to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated statements of income as those expected losses were incurred.

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group adopted a new accounting policy for amortization of positive and negative goodwill as set out in note 2(d).

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortization as of January 1, 2005 has been offset against the cost of the goodwill and no amortization charge for goodwill has been recognized in the consolidated statements of income for the year ended December 31, 2005.

The change in policy relating to negative goodwill had no effect on the financial report as there was no negative goodwill deferred as of December 31, 2004.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken into reserve (i.e. goodwill which arose before January 1, 2001) will not be recognized in the consolidated statements of income on disposal or impairment of the acquired business, or under any other circumstances.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(d)	Minority interests (HKAS 1 “Presentation of financial statements” and HKAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statements of income as a deduction before arriving at the profit attributable to equity shareholders.

With effect from January 1, 2005, in order to comply with HKAS 1 and HKAS 27, the Group adopted a new accounting policy for minority interests as set out in note 2(z).

The presentation of minority interests in the consolidated balance sheet, consolidated statements of income and consolidated statements of equity for the comparative period has been restated accordingly.

(e)	Land use rights and buildings held for own use (HKAS 17 “Leases”)

In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

With effect from January 1, 2005, in order to comply with HKAS 17, the Group adopted a new accounting policy for land use rights and building held for own use as set out in note 2(g).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(e)	Land use rights and buildings held for own use (HKAS 17 “Leases”) (Continued)

The new accounting policy has been adopted retrospectively. There is no impact on the Group’s net assets as at the year end and on the Group’s profit attributable to equity shareholders for the periods presented. An additional line item “Land lease prepayments”, which was previously included in “Property, plant and equipment” and “Construction in progress” has been included on the face of the consolidated balance sheet. Comparative figures for “Property, plant and equipment” and “Construction in progress” have been reclassified to conform to the current year’s presentation. Amortization charges relating to land lease prepayments have been included in “Other operating expenses”. Additionally, “Depreciation” and “Other operating expenses” in the consolidated statements of income for the years ended December 31, 2003 and 2004 have been restated.

(f)	Employee share option scheme (HKFRS 2 “Share-based payment”)

In prior years, no employee benefit cost or obligation was recognized when employees (which term includes directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group adopted a new accounting policy for the employee share option scheme as set out in note 2(t).

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has adopted the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

-	all share options granted to employees on or before November 7, 2002; and

-	all share options granted to employees after November 7, 2002 but which had vested before January 1, 2005.

Details of the share option scheme are set out in note 30.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

3	Changes in accounting policies (Continued)

(g)	Financial instruments (HKAS 32 “Financial instruments: Disclosure and presentation” and HKAS 39 “Financial instruments: Recognition and measurement”)

In prior years, convertible notes and bonds were stated in the consolidated balance sheet at face value, less unamortized discount arising upon issuance. The discount was amortized on a straight-line basis over the period from the date of issue to the date of maturity.

With effect from January 1, 2005, and in accordance with HKAS 32 and HKAS 39, the Group adopted new accounting policies for financial instruments as set out in note 2(e), 2(m) and 2(n).

The new accounting policies have been adopted by way of opening balance adjustment to retained earnings as at January 1, 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

(h)	Definition of related parties (HKAS 24 “Related party disclosures”)

As a result of the adoption of HKAS 24, the definition of related parties as disclosed in note 2(w) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party to the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

4	Operating revenue

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities in the PRC. The principal activity of the Company is investment holding.

Operating revenue primarily represents usage fees, monthly fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue.

Operating revenue consists of:

(i)	Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial (“DDD”) charges and International Direct Dial (“IDD”) charges receivable from subscribers for the use of the Group’s mobile telecommunications networks and facilities; revenue from assignment of rights to income from subscribers, and fees in respect of roaming out calls. Roaming out calls are those made by the Group’s subscribers outside the local service areas. See note 5 (ii).

(ii)	Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group’s mobile telecommunications and related services.

(iii)	Other operating revenue mainly represents charges for wireless data and value added services and interconnection revenue.

5	Operating expenses

Operating expenses consist of:

(i)	Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

(ii)	Interconnection charges which represent amounts paid or payable in respect of call made between the Group’s mobile telecommunications networks, the fixed line networks and other GSM network operators in the PRC. Included in the amounts are also charges in respect of the Group’s subscribers roaming outside the service areas of the Group’s mobile telecommunications networks (see note 4 (i)).

(iii)	Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses, contributions to staff retirement scheme and equity settled share-based payment expenses.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

5	Operating expenses (Continued)

(iv)	Other operating expenses which consist of:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
	(restated)	(restated)
Selling and promotion	21,071	26,460	34,117
Maintenance	4,683	8,588	11,851
Allowance for doubtful accounts and other receivables	2,006	2,273	2,968
Operating lease charges	2,487	3,379	4,157
Other expenses (note (a))	13,184	22,111	27,161

	43,431	62,811	80,254

(a)	Other expenses consist of offices expenses, utilities charges, traveling expenses, entertainment expenses, spectrum charges and numbering resources fees, insurance expenses, consumables and supplies, debt collection fees, write-off of property, plant and equipment and other miscellaneous expenses.

6	Other net income

Other net income primarily consists of the gross margin from sales of SIM cards and handsets.

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Sales of SIM cards and handsets	5,305	6,035	6,524
Cost of SIM cards and handsets	(2,841)	(2,868)	(3,240)

	2,464	3,167	3,284

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

7	Non-operating net income

Non-operating net income consists of:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Exchange (loss)/gain	(38)	21	(130)
Penalty income	193	232	177
Amortization of deferred tax credit of purchase of domestic telecommunications equipment	188	352	526
Others	91	295	452

Total non-operating net income	434	900	1,025

8	Income tax

(i)	No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended December 31, 2003, 2004 and 2005.

(ii)	The provision for the PRC enterprise income tax is based on a statutory income tax rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

Income tax in the consolidated statements of income represents:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Provision for PRC enterprise income tax on the estimated taxable profits for the year	16,020	20,145	27,487
Over-provision in respect of PRC enterprise income tax for prior year	(375)	(357)	(247)

	15,645	19,788	27,240
Origination and reversal of temporary differences (note 18)	1,767	(608)	(2,565)

	17,412	19,180	24,675

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

8	Income tax (Continued)

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax for the following reasons:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
		(restated)
Expected PRC taxation at statutory tax rates	17,477	20,114	25,827
Non-taxable items
- Interest income	(12)	(26)	(24)
Non-deductible expenses on PRC operations	1,059	635	711
Non-deductible expenses on Hong Kong operations	324	217	180
Rate differential on PRC operations	(1,286)	(1,390)	(1,801)
Rate differential on Hong Kong operations	277	166	123
Reversal of deferred taxation due to change of tax rate	17	(13)	(1)
Over-provision for prior year	(375)	(357)	(247)
Others	(69)	(166)	(93)

Income tax	17,412	19,180	24,675

9	Dividends

(a)	Dividends attributable to the year:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interim dividend declared and paid of HK$0.45 (equivalent to approximately RMB0.47) (2003: HK$0.16 (equivalent to approximately RMB0.17); 2004: HK$0.20 (equivalent to approximately RMB0.21)) per share	3,339	4,175	9,259

Final dividend proposed after the balance sheet date of HK$0.57 (equivalent to approximately RMB0.59) (2003: HK$0.20 (equivalent to approximately RMB0.21); 2004: HK$0.46 (equivalent to approximately RMB0.49)) per share	4,178	9,614	11,767

	7,517	13,789	21,026

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

9	Dividends (Continued)

(a)	Dividends attributable to the year (Continued):

The proposed final dividend which is declared in Hong Kong dollars is translated into RMB at the rate HK$1 = RMB1.0403, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2005. As the final dividend is declared after the balance sheet date, such dividend is not recognized as a liability at December 31, 2005.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2003	2004	2005
	RMB	RMB	RMB
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.46 (equivalent to approximately RMB0.49) (2003: HK$0.32 (equivalent to approximately RMB0.34; 2004: HK$0.20 (equivalent to approximately RMB0.21)) per share	6,679	4,174	9,635

10	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 23), which is expected to be settled within one year.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

11	Other receivables

	December 31,
	2004	2005
	RMB	RMB
Other receivables	2,018	2,021
Less: Allowance for doubtful accounts	(139)	(110)

	1,879	1,911

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

All of other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2003	125
Provision for the year	88
Written-off	(100)

At December 31, 2003	113

Acquired on acquisition of subsidiaries	6
Provision for the year	40
Written-off	(20)

At December 31, 2004	139

Written-back for the year	(19)
Written-off	(10)

At December 31, 2005	110

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

12	Accounts receivable

	December 31,
	2004	2005
	RMB	RMB
Accounts receivable	10,206	10,068
Less: Allowance for doubtful accounts	(3,653)	(3,465)

	6,553	6,603

The ageing of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
Within 30 days	5,339	5,269
31-60 days	666	697
61-90 days	548	637

	6,553	6,603

Balances are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

All of the accounts receivable are expected to be recovered within one year.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

12	Accounts receivable (Continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2003	4,301
Provision for the year	1,918
Written-off	(1,801)

At December 31, 2003	4,418

Acquired on acquisition of subsidiaries	1,074
Provision for the year	2,233
Written-off	(4,072)

At December 31, 2004	3,653

Provision for the year	2,987
Written-off	(3,175)

At December 31, 2005	3,465

13	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Property, plant and equipment

Property, plant and equipment for the years is analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
	(restated)
Buildings	32,783	37,486
Telecommunications transceivers, switching centers, transmission and other network equipment	291,031	311,859
Office equipment, furniture and fixtures and others	14,059	14,780

	337,873	364,125
Less: accumulated depreciation	(125,414)	(147,620)

	212,459	216,505

All of the Group’s buildings are located outside Hong Kong.

The Group leases certain telecommunications equipment under capital leases. None of the leases includes contingent rentals.

In connection with the Restructuring, pursuant to an approval document dated September 5, 1997 issued by China State-owned Assets Administration Bureau, the property, plant and equipment and land lease prepayments of Guangdong Mobile and Zhejiang Mobile as of May 31, 1997 were valued by Zhongqihua Assets Appraisal Company (“ZAAC”), a firm of independent valuers registered in the PRC, on a replacement cost basis. The value of property, plant and equipment and land lease prepayments of Guangdong Mobile and Zhejiang Mobile has been determined at RMB15,630 reflecting a surplus on revaluation of approximately RMB3,529.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Property, plant and equipment (Continued)

In connection with the acquisition of Jiangsu Mobile, and pursuant to an approval document dated April 7, 1998 issued by China State-owned Assets Administration Bureau, the property, plant and equipment and land lease prepayments of Jiangsu Mobile as of December 31, 1997 were valued by ZAAC on a replacement cost basis. The value of property, plant and equipment and land lease prepayments of Jiangsu Mobile has been determined at RMB7,879 reflecting a surplus on revaluation of approximately RMB2,443.

In connection with the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile, and pursuant to an approval document dated September 27, 1999 issued by the Ministry of Finance, the property, plant and equipment and land lease prepayments of Fujian Mobile, Henan Mobile and Hainan Mobile as of June 30, 1999 were valued by China International Engineering Consulting Corporation on a replacement cost basis. The aggregate value of property, plant and equipment and land lease prepayments of Fujian Mobile, Henan Mobile and Hainan Mobile has been determined at RMB10,684 reflecting a surplus on revaluation of approximately RMB391.

In connection with the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, and pursuant to an approval document dated August 28, 2000 issued by the Ministry of Finance, the property, plant and equipment and land lease prepayments of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile as of June 30, 2000 were valued by China Assets Appraisal Corporation Ltd. on a replacement cost basis. The aggregate value of property, plant and equipment and land lease prepayments of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile has been determined at RMB37,252 reflecting a surplus on revaluation of approximately RMB4,823.

In connection with the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, and pursuant to an approval document dated May 15, 2002 issued by the Ministry of Finance, the property, plant and equipment and land lease prepayments of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile as of December 31, 2001 were valued by China Enterprise Appraisals (“CEA”) on a replacement cost basis. The aggregate value of property, plant and equipment and land lease prepayments of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile has been determined at RMB39,499 reflecting a net deficit on revaluation of approximately RMB833.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Property, plant and equipment (Continued)

In connection with the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC, and pursuant to an approval document dated March 31, 2004 issued by the SASACSC, the property, plant and equipment and land lease prepayments of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC as of December 31, 2003 were valued by CEA, China United Assets Appraisals and Zhongdi Real Estate Valuation on a replacement cost basis. The aggregate value of property, plant and equipment and land lease prepayments of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile and Xinjiang Mobile has been determined at RMB33,996 reflecting a net deficit on revaluation of approximately RMB2,781.

The Group’s buildings and land lease prepayments in each of the above mentioned subsidiaries were also valued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong as of May 31, 1997, December 31, 1997, June 30, 1999, June 30, 2000, December 31, 2001 and December 31, 2003 respectively. The values of such reports have been determined at approximately the same value by the independent qualified valuers in the PRC.

Other than revaluations carried out in compliance with relevant PRC rules and regulations, the Group has no plan to revalue its property, plant and equipment and land lease prepayments on a regular basis.

The effect of the above six revaluations is to decrease annual depreciation charges by approximately RMB646 (2004: approximately RMB325) and increase amortization of land lease prepayments by RMB98 (2004: approximately RMB65).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

14	Property, plant and equipment (Continued)

The historical cost net book value of the property, plant and equipment and land lease prepayments of these subsidiaries in the Group’s financial statements as of the respective revaluation dates and the revalued basis of these property, plant and equipment and land lease prepayments are as follows:

	Net book value	Revalued amount
	RMB (restated)	RMB (restated)
Buildings	9,824	10,348
Telecommunications transceivers, switching centers, transmission and other network equipment	121,567	126,450
Office equipment, furniture and fixtures and others	4,658	4,397

Total property, plant and equipment	136,049	141,195

Land lease prepayments	1,319	3,745

15	Goodwill

	Goodwill	Positive goodwill carried in reserves
	RMB	RMB
Cost:
Balance at January 1, 2005	40,016	296,800
Opening balance adjustment to eliminate accumulated amortization	(4,716)	—

Balance at December 31, 2005	35,300	296,800

Accumulated amortization:
Balance at January 1, 2005	4,716	—
Eliminated against cost at January 1, 2005	(4,716)	—

Balance at December 31, 2005	—	—

Carrying amount:
At December 31, 2005	35,300	296,800

At December 31, 2004	35,300	296,800

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

15	Goodwill (Continued)

Impairment tests for goodwill

Goodwill arose from acquisitions of subsidiaries in previous years. In 2004, positive goodwill not already recognized directly in reserves was amortized on a straight-line basis over 20 years. The amortization of positive goodwill for the year ended December 31, 2004 was separately presented and included in the consolidated statements of income.

As explained further in note 3(c), with effect from January 1, 2005, the Group no longer amortizes goodwill but tests for impairment annually. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortization of goodwill as of January 1, 2005 has been eliminated against the cost of goodwill as at that date.

As set out in HKAS 36, cash generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with HKAS 14 Segment Reporting.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash generating units) to which the goodwill relates for the five years ending December 31, 2010 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 1% for perpetuity was used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 11%.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

16	Interest in associates

	December 31,
	2004	2005
	RMB	RMB
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by the subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets are based on latest management accounts which showed net liabilities as at December 31, 2004 and 2005. The Company has made full impairment loss on the cost of investment in the associates in 2004 and 2005.

17	Other financial assets

	December 31,
	2004	2005
	RMB	RMB
Available-for-sale equity securities:
- Unlisted equity securities in the PRC (2004: investment securities)	77	77

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

18	Deferred tax assets and liabilities

(a)	The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2004

	At January 1, 2004	Additions on acquisition of subsidiaries	Credited/ (charged) to consolidated statements of income	At December 31, 2004
	RMB	RMB	RMB	RMB
Deferred tax assets arising from:

Provision for obsolete inventories	23	—	7	30
Write-off of certain network equipment and related assets	1,025	—	1,201	2,226
Amortization of deferred revenue	69	—	(69)	—
Income recognition on prepaid service fees	479	—	(437)	42
Provision for certain operating expenses	367	115	394	876
Allowance for doubtful accounts	1,300	78	(484)	894

	3,263	193	612	4,068

Deferred tax liabilities arising from:

Capitalized interest	(97)	(4)	(4)	(105)

Total	3,166	189	608	3,963

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

18	Deferred tax assets and liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2005

	At January 1, 2005	Credited/ (charged) to consolidated statements of income	At December 31, 2005
	RMB	RMB	RMB
Deferred tax assets arising from:

Provision for obsolete inventories	30	(21)	9
Write-off of certain network equipment and related assets	2,226	1,739	3,965
Income recognition on prepaid service fees	42	(42)	—
Provision for certain operating expenses	876	804	1,680
Allowance for doubtful accounts	894	77	971

	4,068	2,557	6,625

Deferred tax liabilities arising from:

Capitalized interest	(105)	8	(97)

Total	3,963	2,565	6,528

	December 31,
	2004	2005
	RMB	RMB
Net deferred tax assets recognized in the consolidated balance sheet	4,068	6,625
Net deferred tax liabilities recognized in the consolidated balance sheet	(105)	(97)

Total	3,963	6,528

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

18	Deferred tax assets and liabilities (Continued)

(b)	Deferred tax of the Group not provided for:

As described in note 14, in connection with the Restructuring and the subsequent acquisitions, the property, plant and equipment of Guangdong Mobile and Zhejiang Mobile and the acquired subsidiaries were revalued on different basis dates. Such revalued amounts would serve as the tax base for these assets for future years. As a result, the timing differences that gave rise to the potential net deferred tax liabilities of these subsidiaries relating to the revaluation of property, plant and equipment of totaling RMB6,732 were eliminated.

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

19	Deferred expenses

	Year ended December 31,
	2004	2005
	RMB	RMB
Balance at beginning of year	143	96
Less: Opening balance adjustment eliminated against financial instruments	—	(96)
Amortization for the year	(47)	—

Balance at the end of year	96	—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

20	Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses.

The ageing analysis of accounts payable as of December 31 is analyzed as follows:

	December 31,
	2004	2005
	RMB	RMB
Amounts payables in the next:
1 month or on demand	22,815	27,493
2-3 months	3,119	4,599
4-6 months	2,773	3,675
7-9 months	2,465	1,448
10-12 months	3,864	4,716

	35,036	41,931

The accounts payable are expected to be settled within one year.

21	Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment. Prepaid service fees are recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized as non-operating income over the remaining lives of the related property, plant and equipment.

	December 31,
	2004	2005
	RMB	RMB
Balance at beginning of year	10,164	13,880
Additions on acquisition of subsidiaries	992	—
Additions during the year	83,375	105,407
Recognized in the consolidated statements of income	(80,651)	(100,988)

Balance at end of year	13,880	18,299

Less: Current portion	(12,936)	(16,975)

Non-current portion	944	1,324

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

22	Accrued expenses and other payables

	December 31,
	2004	2005
	RMB	RMB
Other payables	8,192	9,030
Receipts in advance	18,896	23,856
Accrued salaries, wages and benefits	1,833	2,200
Accrued expenses	3,628	4,921

	32,549	40,007

23	Interest-bearing borrowings

		December 31,
		2004			2005
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	Note	RMB	RMB	RMB	RMB	RMB	RMB
Bank loans	(a)	315	—	315	—	—	—
Other loans	(a)	2,140	—	2,140	—	—	—
Convertible notes	(b)	5,725	—	5,725	—	—	—
Bonds	(c)	—	13,000	13,000	—	12,912	12,912
Deferred consideration payable	(d)	—	23,633	23,633	—	23,633	23,633

		8,180	36,633	44,813	—	36,545	36,545

All of the above bank and other loans are unsecured.

As of December 31, 2004, other loans included designated loans borrowed from CMCC, the ultimate holding company, totaling RMB2,140, which bear interest rates at 3.45% per annum with maturities in 2005.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Interest-bearing borrowings (Continued)

The Group did not have outstanding borrowings under short-term bank and other loans as of December 31, 2005. The Group’s borrowings under short-term bank and other loans were used primarily to finance construction projects and generally consist of unsecured loans and are repayable in full on respective due dates with interest rates at 3.45% per annum as of December 31, 2004. The Group’s weighted average interest rate on short-term loans was 3.45% per annum at December 31, 2004.

(a)	Long-term bank and other loans

		December 31,
Interest rate and final maturity		2004	2005
		RMB	RMB
Renminbi denominated bank loans:
For construction of telecommunications network	Floating interest rates at 4.96% per annum as of December 31, 2004 with maturities in 2005 (i)	193	—

Renminbi denominated bank loans:
For working capital	Floating interest rate at 4.94% per annum as of December 31, 2004 with maturities in 2005	60	—

US dollar denominated bank loans:
For construction of telecommunications network	Fixed interest rate ranging from 5.25% to 5.75% per annum as of December 31, 2004 with maturities in 2005	62	—

Total long-term loans		315	—
Less: current portion		(315)	—

		—	—

(i)	At December 31, 2004, bank loans amounting to RMB193 were guaranteed by Hebei Provincial Telecommunications Company.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Interest-bearing borrowings (Continued)

(a)	Long-term bank and other loans (Continued)

Interest expense, net of the amounts capitalized, is as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interest incurred	1,211	719	685
Interest capitalized	(152)	(16)	(2)

	1,059	703	683
Interest expenses of fixed rate notes	394	330	—
Interest expenses of convertible notes	129	129	135
Interest expenses of bonds	517	517	528

Interest expense	2,099	1,679	1,346

(b)	Convertible notes

(i)	On November 3, 2000, the Company issued convertible notes (the “CN”) in an aggregate principal amount of US$690 at an issue price equal to 100% of the principal amount of the CN. The CN bear interest at the rate of 2.25% per annum, payable semi-annually on May 3 and November 3 of each year commencing May 3, 2001. Unless previously redeemed, converted or purchased and cancelled, the CN would be redeemed at 100% of the principal amount, plus any accrued and unpaid interest on November 3, 2005. The CN were unsecured, senior and unsubordinated obligations of the Company.

(ii)	The CN were convertible at any time on or after December 3, 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of November 3, 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Interest-bearing borrowings (Continued)

(b)	Convertible notes (Continued)

(iii)	In accordance with the covenants given by the Company given to the note holders, there was a limitation on the Group’s pledges, sale and leaseback transactions and the ability of the Company’s subsidiaries to incur debt. So long as any notes remained outstanding, whereas no additional debt was allowed to be incurred by any subsidiaries if the aggregate debt of the subsidiaries exceeded 120% of the consolidated adjusted EBITDA for the most recently completed 12 months period. For the years presented, the Group has complied with the above covenants.

(iv)	During the year, no CN were converted into ordinary shares of the Company. The CN were fully redeemed during the year.

(c)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

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

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5% per annum and 4.5% per annum respectively and payable annually. They are redeemable at 100% of the principal amount and will mature on October 28, 2007 and October 28, 2017 and the interest will be accrued up to October 27, 2007 and October 27, 2017, respectively.

(iii)	The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. CMCC has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. The maximum exposure of the Guarantee is the face value of the bonds.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

23	Interest-bearing borrowings (Continued)

(d)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976 and RMB13,657 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004, respectively.

The deferred consideration payable is unsecured, bear interest at the rate of two year US dollar LIBOR swap rate per annum (for the year ended December 31, 2004: 2.595 to 3.801% per annum and for the year ended December 31, 2005: 3.801% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the date without penalty but the balances are not expected to be settled within one year. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on July 1, 2017 and 2019, respectively.

24	Obligations under capital lease

(i)	Hainan Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in Renminbi and the lease term was expired in 2003. The legal title of the equipment will be transferred to Hainan Mobile when all outstanding lease payments are paid.

(ii)	The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2005:

RMB
2006	71

Total minimum lease payments	71
Less: Amount representing interest	(3)

Present value of net minimum lease payments	68
Less: Obligations under capital lease - current portion	(68)

—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

25	Commitments and contingencies

(a)	Operating leases

Future minimum lease payments as of December 31, 2005 under non-cancelable operating leases having initial or remaining lease terms of more than one year are as follows:

RMB
2006	3,529
2007	2,081
2008	1,562
2009	1,134
2010	798
Thereafter	1,455

10,559

(b)	Capital commitments

As of December 31, 2005, the Group had capital commitments as follows:

RMB
Authorized and contracted for	11,867
Authorized but not contracted for	47,474

59,341

(c)	Acquisition of all the issued shares of Peoples (defined as below)

Pursuant to resolution of board of directors meeting dated October 19, 2005, the directors approved the voluntary conditional cash offers to acquire all the issued shares and for cancellation of all outstanding options, of China Resources Peoples Telephone Company Limited (“Peoples”) by Fit Best Limited, a wholly-owned subsidiary of the Company.

On November 10, 2005, the Company and Peoples had issued a composite offer and response document (the “Composite Document”) in relation to the voluntary conditional cash offers to acquire all the issued shares of Peoples (“Share Offer”) and to cancel all outstanding share options of Peoples Options (“Option Offer”).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

25	Commitments and contingencies (Continued)

(c)	Acquisition of all the issued shares of Peoples (defined as below) (Continued)

On December 29, 2005, being the First Closing Date, all conditions in the Share Offer were fulfilled and the Share Offer became unconditional in all aspects and the Option Offer therefore also became unconditional on the same date. On the basis of the Share Offer price of HK$4.55 per share and 743,641,019 shares in issue, the entire Share Offer is valued at approximately HK$3,384 (approximately RMB3,520). On the basis of the Option Offer price of HK$1.00 per option and there were 484 share options outstanding, the entire Option Offer is valued at approximately HK$0.0005 (approximately RMB0.0005).

26	Employee and retirement benefits

(a)	As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

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

Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB546, RMB771 and RMB886, respectively, for three years ended December 31, 2003, 2004 and 2005, respectively.

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$0.02. Contributions to the scheme vest immediately.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Related party transactions

(a)	Transactions with CMCC

Following the completion of acquisition of the ten mobile telecommunications companies and other mobile telecommunications assets on July 1, 2004, the Group operates the mobile telecommunications services in all thirty-one provinces, autonomous regions and directly administered municipalities in the PRC. Prior to the acquisition, transactions entered into by the Group with the subsidiaries previously directly owned by the Company’s ultimate holding company, CMCC, are considered as related party transactions. Following the acquisition, as these subsidiaries now become the members of the Group, these transactions are eliminated on a consolidated basis and therefore are not considered as related party transactions.

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group (the “CMCC Group”), for the year ended December 31, 2005.

	Note		RMB
Property leasing and management services charges	(i	)	589
Telecommunications services charges	(ii	)	1,866
Interest paid/payable	(iii	)	647

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.
(iii)	Interest paid/payable represents the interest paid or payable to CMCC and CMHK (BVI), the Company’s immediate holding company, in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Related party transactions (Continued)

(a)	Transactions with CMCC (Continued)

The following is a summary of principal related party transactions carried out by the Group with CMCC Group for the years ended December 31, 2003 and 2004.

			Year ended December 31,
	Note		2003	2004
			RMB	RMB
Interconnection revenue	(i	)	6,010	2,438
Interconnection charges	(ii	)	6,290	2,117
Leased line charges	(iii	)	515	132
Spectrum fees	(iv	)	508	303
Operating lease charges	(v	)	264	281
Roaming billing processing fees	(vi	)	194	22
Equipment maintenance service fees	(vii	)	57	81
Construction and related service fees	(viii	)	313	287
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix	)	84	148
Prepaid card sales commission income	(x	)	281	142
Prepaid card sales commission expenses	(x	)	283	155
Technology platform development and maintenance service income	(xi	)	22	25
Telecommunications lines maintenance service fees	(xii	)	44	54
Interest paid / payable	(xiii	)	906	645

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Related party transactions (Continued)

(a)	Transactions with CMCC (Continued)

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through the CMCC Group.
(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which are to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through the CMCC Group.
(iii)	Leased line charges represent expenses paid or payable to the CMCC Group for the use of inter-provincial leased lines which link the Group’s mobile switching centers together and with other mobile switching centers of the CMCC Group.
(iv)	Spectrum fees represent the spectrum usage fees paid or payable to the CMCC Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.
(v)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of CMCC for operating leases in respect of land and buildings and others.
(vi)	Roaming billing processing fees represent the amounts paid or payable to the CMCC Group for the provision of the roaming billing processing services to the Company’s subsidiaries.
(vii)	Equipment maintenance service fees represent the amount paid or payable to subsidiaries of CMCC for the provision of the maintenance services to the Company’s subsidiaries.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Related party transactions (Continued)

(a)	Transactions with CMCC (Continued)

Notes: (Continued)

(viii)	Construction and related service fees represent the amount paid or payable to subsidiaries of CMCC for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company’s subsidiaries.
(ix)	This represents payment made by Hebei Mobile to acquire transmission towers from a subsidiary of CMCC and expenses paid or payable to relevant subsidiary of CMCC for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communication Services Company, a subsidiary of CMCC, in respect of the purchase of transmission towers and for the provision of transmission tower related services.
(x)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of CMCC to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of CMCC in respect of prepaid card services.
(xi)	Technology platform development and maintenance service income represents the amounts received or receivable from the CMCC Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service center platform.
(xii)	Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of CMCC for the provision of telecommunications lines maintenance services.
(xiii)	Interest paid/payable represents the interest paid or payable to CMCC and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

27	Related party transactions (Continued)

(b)	Pursuant to a resolution passed at the extraordinary general meeting held on June 16, 2004, the Company acquired the entire issued share capital of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$3,650 (RMB equivalent 30,210). The total consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC respectively.

(c)	Key management personnel remuneration

Remuneration for key management personnel represents directors’ remuneration which amounted to HK$40 for the year ended December 31, 2005 (2004: HK$16).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

28	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services and sales and purchase of goods, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements.

As part of the transactions with state-controlled entities as mentioned above, the Group has material transactions with other state-controlled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Information Industry of the PRC Government.

The Group’s principal transactions with other state-controlled telecommunications operators in the PRC are as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Interconnection revenue	2,277	4,208	6,196
Interconnection charges	6,563	10,016	13,588
Leased line charges	4,346	3,385	3,054

Although certain of the Group’s activities are conducted with PRC government authorities and affiliates and other state-controlled enterprises, the Group believes that such activities are not material and the Group’s principal transactions with other state-controlled telecommunications operators as described in above in the PRC have provided meaningful disclosure.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity

Share capital

	Number of ordinary shares	Nominal amount of each ordinary share	Amount
			HK$
Authorized:

Balance at December 31, 2004 and 2005	30,000,000,000	HK$0.10	3,000

Issued and fully paid:

Balance at January 1, 2004	19,671,653,899	HK$0.10	1,967
Shares issued under share option scheme	28,985,500	HK$0.10	3

Balance at December 31, 2004	19,700,639,399		1,970

		RMB equivalent	2,102

Balance at January 1, 2005	19,700,639,399	HK$0.10	1,970
Shares issued under share option scheme	134,521,000	HK$0.10	14

Balance at December 31, 2005	19,835,160,399		1,984

		RMB equivalent	2,116

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity (Continued)

Reserves

Capital reserve

This amount represents the total of the following:

▪	the additional earnings of Guangdong Mobile and Zhejiang Mobile from June 1, 1997 to September 26, 1997, the completion date of the Restructuring (RMB1,135);

▪	goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile on June 3, 1998 (RMB15,569), which has been eliminated against capital reserve immediately upon acquisition;

▪	goodwill arising on the acquisition of Fujian Mobile BVI, Henan Mobile BVI, Hainan Mobile BVI, Fujian Mobile, Henan Mobile and Hainan Mobile on November 11, 1999 (RMB42,340), which has been eliminated against capital reserve immediately upon acquisition;

▪	goodwill arising on the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI, Guangxi Mobile BVI, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 12, 2000 (RMB238,891), which has been eliminated against capital reserve immediately upon acquisition; and

▪	the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognized in accordance with the accounting policy adopted for share-based payments in note 2(t)(ii) (RMB1,255);

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity (Continued)

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

The general reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

29	Shareholders’ equity (Continued)

Reserves (Continued)

PRC statutory reserves (Continued)

At December 31, 2004 and 2005, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB18,394 and RMB24,035, RMB23,646 and RMB29,325, RMB102 and RMB31 and RMB135 and RMB4, respectively.

Distributable reserves

At December 31, 2004 and 2005, the amount of distributable reserves of the Company amounted to RMB55,474 (restated) and RMB64,441.

30	Equity compensation benefits

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

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10% limit. The consideration payable for the grant of option under each of the Old Scheme and the Current Scheme is HK$1.00.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2004	2005
Option granted to directors

- on November 26, 1999	2,000,000	2,000,000	50% on date of grant,	8 years
			50% three years from the date of grant

- on April 25, 2000	1,516,000	1,516,000	50% two years from the date of grant,	7 years
			50% five years from the date of grant

- on June 22, 2001	285,000	142,500	50% two years from the date of grant,	6 years
			50% five years from the date of grant

- on July 3, 2002	750,000	375,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	2,450,000	1,518,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant

- on December 21, 2004	600,000	600,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (Continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2004	2005
Option granted to directors
(Continued)

- on November 8, 2005	—	7,790,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant
Option granted to other employees

- on April 25, 2000	26,854,000	26,092,000	50% two years from the date of grant,	7 years
			50% five years from the date of grant

- on June 22, 2001	72,204,000	52,390,750	50% two years from the date of grant,	6 years
			50% five years from the date of grant

- on July 3, 2002	118,408,500	75,570,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	285,992,500	213,121,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (Continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2004	2005
Option granted to other employees
(Continued)

- on November 8, 2005	—	281,578,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	511,060,000	662,694,250

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	December 31,
	2004		2005
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
Balance at beginning of year	28.31	258,964,000	25.39	511,060,000
Granted	22.76	290,425,000	34.87	289,777,500
Exercised	22.85	(28,985,500)	24.13	(134,521,000)
Cancelled	32.75	(9,343,500)	30.38	(3,622,250)

Balance at end of year	25.39	511,060,000	29.76	662,694,250

Option vested at December 31,	28.85	112,008,750	31.19	94,537,550

The weighted average share price at the date of exercise for shares options exercised during the year was HK$34.20 (2004: HK$26.37).

The options outstanding at December 31, 2005 and 2004 had exercise prices ranging from HK$22.75 to HK$45.04 and a weighted average remaining contractual life of 8.1 years (2004: 7.9 years).

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

30	Equity compensation benefits (Continued)

(c)	Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model.

	2004	2005
Fair value at measurement date	HK$ 7.06	HK$10.28
Share price	HK$22.76	HK$34.50
Exercise price	HK$22.76	HK$34.87
Expected volatility (expressed as weighted average volatility used in the modeling under binomial lattice model)	28.0%	24.6%
Option life (expressed as weighted average life used in the modeling under binomial lattice model)	10 years	10 years
Expected dividends	2.8%	2.6%
Risk-free interest rate (based on Exchange Fund Notes)	4.1%	4.5%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends and planned dividend payment ratio, if any. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

31	Foreign currency exchange

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

32	Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

Substantially all the Group’s cash and cash equivalents are deposited with financial institutions in Hong Kong and the PRC. The accounts receivable of the Group are mainly spread among its subscribers.

The Group’s credit risk is primarily attributable to accounts receivable and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Financial instruments (Continued)

(b)	Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

(c)	Interest rate risk

The Group has interest rate risk as certain interest-bearing borrowings are on a variable rate basis. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 23. The Group does not expect any changes in interest rate which might materially affect the Group’s result of operations.

During the year, the Group had not entered into any interest rate swap contracts.

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. The Group does not expect any appreciation or depreciation of the Renminbi against foreign currency which might materially affect the Group’s result of operations.

During the year, the Group had not entered into any forward exchange contracts.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

32	Financial instruments (Continued)

(e)	Fair values

The following financial assets and financial liabilities have their carrying amount approximately equal to their fair values: accounts receivable, other receivables, other current assets, cash and cash equivalents, accounts payable, other payables and deferred consideration payable except as follows:

	2004		2005
	Carrying Amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Interest-bearing borrowings:
- bank and other loans	2,455	2,431	—	—
- convertible notes	5,725	5,666	—	—
- bonds	13,000	12,119	12,912	13,685

The fair value of bank and other loans is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments. The fair value of convertible notes and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

The fair values of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries

Details of the Company’s principal subsidiaries are as follows:

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Guangdong Mobile	PRC September 28, 1988	—	RMB5,595	100%	Mobile telecommunications operator
Zhejiang Mobile	PRC February 2, 1996	—	RMB2,118	100%	Mobile telecommunications operator
Jiangsu Mobile BVI	BVI March 6, 1998	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Jiangsu Mobile	PRC December 10, 1992	—	RMB2,800	100%	Mobile telecommunications operator
Fujian Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Fujian Mobile	PRC September 7, 1999	—	RMB5,247	100%	Mobile telecommunications operator
Henan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Henan Mobile	PRC August 6, 1999	—	RMB4,368	100%	Mobile telecommunications operator
Hainan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Hainan Mobile	PRC August 19, 1999	—	RMB643	100%	Mobile telecommunications operator
Beijing Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Beijing Mobile	PRC July 26, 2000	—	RMB6,125	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Shanghai Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Shanghai Mobile	PRC August 4, 2000	—	RMB6,039	100%	Mobile telecommunications operator
Tianjin Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Tianjin Mobile	PRC July 24, 2000	—	RMB2,151	100%	Mobile telecommunications operator
Hebei Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Hebei Mobile	PRC July 31, 2000	—	RMB4,315	100%	Mobile telecommunications operator
Liaoning Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Liaoning Mobile	PRC August 7, 2000	—	RMB5,140	100%	Mobile telecommunications operator
Shandong Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Shandong Mobile	PRC August 7, 2000	—	RMB6,342	100%	Mobile telecommunications operator
Guangxi Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Guangxi Mobile	PRC August 3, 2000	—	RMB2,341	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Anhui Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Anhui Mobile	PRC January 29, 2002	—	RMB4,099	100%	Mobile telecommunications operator
Jiangxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Jiangxi Mobile	PRC January 18, 2002	—	RMB2,933	100%	Mobile telecommunications operator
Chongqing Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Chongqing Mobile	PRC January 28, 2002	—	RMB3,030	100%	Mobile telecommunications operator
Sichuan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Sichuan Mobile	PRC February 4, 2002	—	RMB7,484	100%	Mobile telecommunications operator
Hubei Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Hubei Mobile	PRC February 1, 2002	—	RMB3,961	100%	Mobile telecommunications operator
Hunan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Hunan Mobile	PRC February 6, 2002	—	RMB4,016	100%	Mobile telecommunications operator
Shaanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Shaanxi Mobile	PRC February 3, 2002	—	RMB3,171	100%	Mobile telecommunications operator
Shanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Shanxi Mobile	PRC February 4, 2002	—	RMB2,773	100%	Mobile telecommunications operator
Neimenggu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Neimenggu Mobile	PRC January 16, 2004	—	RMB2,863	100%	Mobile telecommunications operator
Jilin Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Jilin Mobile	PRC January 18, 2004	—	RMB3,278	100%	Mobile telecommunications operator
Heilongjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Heilongjiang Mobile	PRC February 2, 2004	—	RMB4,501	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Guizhou Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Guizhou Mobile	PRC January 19, 2004	—	RMB2,542	100%	Mobile telecommunications operator
Yunnan Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Yunnan Mobile	PRC January 19, 2004	—	RMB4,137	100%	Mobile telecommunications operator
Xizang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Xizang Mobile	PRC February 9, 2004	—	RMB849	100%	Mobile telecommunications operator
Gansu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Gansu Mobile	PRC January 29, 2004	—	RMB1,703	100%	Mobile telecommunications operator
Qinghai Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Qinghai Mobile	PRC February 2, 2004	—	RMB903	100%	Mobile telecommunications operator
Ningxia Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Ningxia Mobile	PRC January 30, 2004	—	RMB740	100%	Mobile telecommunications operator
Xinjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Xinjiang Mobile	PRC February 3, 2004	—	RMB2,582	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Zhongjing Design Institute BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
Jingyi Design Institute	PRC March 15, 2004	—	RMB160	100%	Provision of telecommunications network planning design and consulting services
CMC BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company
CMC	PRC February 27, 2004	—	RMB1,642	100%	Network and business coordination center
China Mobile Holding Company Limited	PRC June 9, 2000	—	US$30	100%	Investment holding company
China Mobile (Shenzhen) Limited	PRC March 20, 2003	—	US$8	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands June 5, 2000	1,500,000,000 shares at HK$0.1	HK$94	66.41%	Investment holding company
Aspire (BVI) Limited	BVI June 7, 2000	50,000 shares at US$1	US$0.001	66.41%	Investment holding company
Aspire Technologies (Shenzhen) Limited	PRC December 1, 2000	—	US$10	66.41%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited	PRC August 1, 2001	—	US$5	66.41%	Provision of mobile data solutions, system integration and development

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

33	Principal subsidiaries (Continued)

Details of the Company’s principal subsidiaries are as follows (Continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Aspire Information Technologies (Beijing) Limited	PRC October 9, 2004	—	US$5	66.41%	Technology platform development and maintenance
Fujian FUNO	PRC April 8, 1998	—	US$4	51%	Network planning and optimizing construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI April 4, 2005	50,000 shares at US$1	2 share at US$1	100%	Provision of roaming clearance service
Fit Best Limited	BVI September 15, 2005	50,000 shares at US$1	1 share at US$1	100%	Investment holding company

Dividends declared in respect of previous financial year, approved and paid by the Company’s subsidiaries for the financial years ended December 31, 2003, 2004 and 2005 amounting to RMB27,301, RMB25,978 and RMB28,625 respectively. All dividend income from these subsidiaries was entirely eliminated in preparing the consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

34	Post balance sheet events

(a)	On January 12, 2006, the Company announced that they have received valid acceptance in respect of the voluntary conditional cash offer to acquire (i) 741,294,601 shares of Peoples and (ii) 310 share options of Peoples. The Company applied the provisions of the Hong Kong Companies Ordinance to compulsorily acquire any remaining issued shares of Peoples and Peoples has applied for a de-listing of shares of Peoples from the SEHK. Up to March 16, 2006, the Group has paid approximately HK$3,379 (approximately RMB3,515) to acquire 99.86% interest in Peoples. The completion of the compulsory acquisition is currently expected to take place by the end of March 2006.

(b)	After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 9.

35	Comparative figures

Certain comparative figures have been adjusted as a result of the changes in accounting policies. Further details are disclosed in note 3.

36	Accounting estimates and judgments

Key sources of estimation uncertainty

Notes 15, 30 and 32 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

Allowance for doubtful accounts

The Group maintains allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the ageing of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional allowance may be required.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

36	Accounting estimates and judgments (Continued)

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

37	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

Effective for accounting periods beginning on or after
HK(IFRIC) 4	Determining whether an arrangement contains a lease	January 1, 2006

Amendments to HKFRS 4	Insurance contracts – Financial guarantee contracts	January 1, 2006

Amendments to HKAS 19	Employee benefits - Actuarial Gains and Losses, Group Plans and Disclosures	January 1, 2006

Amendments to HKAS 21	The effects of changes in foreign exchange rates	January 1, 2006
- Net investment in a foreign operation

Amendments to HKAS 39	Financial instruments: Recognition and measurement:	January 1, 2006

- Cash flow hedge accounting of forecast intragroup transactions

- Fair value option

- Financial guarantee contracts

Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:

- HKAS 1	Presentation of financial statements	January 1, 2006

- HKAS 27	Consolidated and separate financial statements	January 1, 2006

- HKFRS 3	Business combinations	January 1, 2006

HKFRS 7	Financial instruments: Disclosures	January 1, 2007

Amendment to HKAS 1	Presentation of financial statements: Capital disclosures	January 1, 2007

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

37	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2005 (Continued)

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group’s financial statements for the period beginning January 1, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption the amendments to HKAS 1, HKAS 27, HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group’s operations and that the adoption of the rest of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP

The Group’s accounting policies conform to generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”).

The significant differences relate principally to the following items and the adjustments considered necessary to present the net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below:

(a)	Effect of combination of entities under common control

Under HK GAAP, the Group adopted the purchase accounting method to account for the purchase of subsidiaries from the holding company. Under the purchase accounting method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before January 1, 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group’s share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after January 1, 2001, goodwill arising on the acquisition is amortized to the consolidated statements of income on a straight-line basis over 20 years. With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group adopted a new accounting policy for goodwill. The Group no longer amortizes positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment.

As a result of the Group and the acquired subsidiaries being under common control prior to the acquisition, such acquisitions under US GAAP are considered “combinations of entities under common control”. Under US GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as distribution to owner in the year of acquisition. Goodwill arising on consolidation and the amortization of goodwill which are recognized under HK GAAP have been reversed for US GAAP purposes.

(b)	Capitalization of interest

Under HK GAAP, interest costs are only capitalized to the extent that funds are borrowed and used for the purpose of obtaining qualifying asset which necessarily takes a substantial period of time to get ready for its intended use.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(b)	Capitalization of interest (Continued)

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

(c)	Revaluation and impairment of property, plant and equipment and land lease prepayments

For certain periods prior to May 31, 1997, the property, plant and equipment and land lease prepayments of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders’ equity.

Additionally, the property, plant and equipment and land lease prepayments of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These property, plant and equipment and land lease prepayments revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment and land lease prepayments above their historical cost bases, except the Fourth Acquisition and Fifth Acquisition.

In connection with the Fourth Acquisition and the Fifth Acquisition, the property, plant and equipment and land lease prepayments of the subsidiaries acquired were revalued at December 31, 2001 and December 31, 2003 respectively. Such revaluations resulted in an increase directly to those shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment and land lease prepayments above their historical cost bases, and a charge to the consolidated statements of income with respect to the decrease in carrying amount of certain property, plant and equipment and land lease prepayments below their historical cost bases.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(c)	Revaluation and impairment of property, plant and equipment and land lease prepayments (Continued)

The carrying amount of property, plant and equipment and land lease prepayments under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the property, plant and equipment and land lease prepayments, discounted to their present values using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

As discussed in note 3 (e), the Group retrospectively adopted a new accounting policy under HK GAAP for land use rights and building held for own use. An additional line item “Land lease prepayments”, which was previously included in “Property, plant and equipment” and “Construction in progress” has been included on the face of the consolidated balance sheet. Comparative figures for “Property, plant and equipment” and “Construction in progress” have been reclassified to conform to the current year’s presentation. Amortization charges relating to land lease prepayments have been included in “Other operating expenses”. Additionally, “Depreciation” and “Other operating expenses” in the consolidated statements of income for the years ended December 31, 2003 and 2004 have been restated under HK GAAP.

For US GAAP, an additional line item “Revaluation of land lease prepayments”, which was previously included in “Revaluation of property, plant and equipment” has been included in the reconciliation of net income and shareholders’ equity from HK GAAP to US GAAP. Comparative figures for “Revaluation of property, plant and equipment” have been reclassified to conform to current year’s presentation. An additional line item “Land lease prepayments”, which was previously included in “Property, plant and equipment” and “Construction in progress” has been included on the face of the condensed consolidated balance sheets. Comparative figures for “Property, plant and equipment” and “Construction in progress” have been reclassified to conform to the current year’s presentation. Amortization charges relating to land lease prepayments have been included in “Selling, general and administration”. Additionally, “Depreciation” and “Selling, general and administration” in the condensed consolidated statements of income for the years ended December 31, 2003 and 2004 have been restated to conform to the current year’s presentation. There is no impact on the Group’s significant differences between HK GAAP and US GAAP as at the year end and on the Group’s profit attributable to equity shareholders for the periods presented.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(c)	Revaluation and impairment of property, plant and equipment and land lease prepayments (Continued)

Under US GAAP, property, plant and equipment are stated at their historical cost, less accumulated depreciation and land lease prepayments are stated at their historical cost, amortized on a straight line basis over the period of the lease term. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to statements of income under HK GAAP as a result of the revaluation of property, plant and equipment and land lease prepayments are reversed for US GAAP purposes. Additionally, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under US GAAP with a corresponding increase in shareholders’ equity.

Under US GAAP, property, plant and equipment and land lease prepayments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Any subsequent increase in the recoverable amount written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist under HK GAAP is reversed for US GAAP purposes.

For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation and amortization which are recognized under HK GAAP.

(d)	Employee housing scheme

The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognized by the subsidiaries.

Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statements of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(e)	Deferred taxation

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

The Group grants share options to directors and employees. Under HK GAAP and prior to January 1, 2005, the proceeds received are recognized as an increase to capital upon the exercise of the share options. The Group does not account for the issuance of stock options until they are exercised. With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognizes the fair value of such share options as an expense in the consolidated statements of income, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognized in a capital reserve within equity.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(f)	Share option scheme (Continued)

Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options. Such amount is charged to the consolidated statements of income over the vesting period of the options. Any expense recognized based on the fair value of share options under HK GAAP is reversed under US GAAP.

The adjustments represent the amortization of compensation expenses in relation to share option scheme amounted to RMB192, RMB86 and RMB68 for the years ended December 31, 2003, 2004 and 2005 respectively under US GAAP and the reversal of expenses recognized based on the fair value of share options under HK GAAP amounted to RMBnil, RMB255 and RMB1,553 for the years ended December 31, 2003, 2004 and 2005 respectively.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(h)	Interconnection, roaming and leased line agreements

In May 2000, the Group entered into new agreements with CMCC for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from October 1, 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from April 1, 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended December 31, 2000. Under US GAAP, such net savings are deferred and amortized on a straight-line basis over seven years.

(i)	Recently Issued Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004)

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion Opinion (“APB Opinion”) No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R is effective for all interim and annual periods beginning after June 15, 2005. Under a new US Securities and Exchange Commission rule, a company may elect to adopt the provisions of SFAS No.123R at the beginning of their first annual period beginning after June 15, 2005. The Company have adopted this Statement on January 1, 2006 and will use the modified-prospective transition method and will not restate prior periods for the adoption of SFAS No. 123R. Since the fair value of share options granted to employees will be recognized as an employee cost in order to comply HKFRS 2, the estimated impact on the Group as a result of the adoption of SFAS No. 123R is not significant.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with a general exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement is effective for the Group for nonmonetary asset exchanges occurring on or after January 1, 2006. The Group does not believe that the adoption of SFAS No. 153 will have a significant effect on its financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

(i)	Recently Issued Accounting Standards (Continued)

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirement for the accounting for and reporting of a change in accounting principle. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This Statement is effective for the Group for all accounting changes and any corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the consolidated financial statements will depend on new pronouncements that are subsequently issued.

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group does not believe that the adoption of SFAS No. 155 will have a significant effect on its financial statements.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Statement requires entities to initially recognize servicing rights at fair value and subsequently measure them either at fair value or amortized cost. Subsequently, entities may elect to measure separately recognized servicing assets and liabilities using the current amortization method or at fair value, with changes in value recognized in current period earnings. The Group does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

The effect on net income of significant differences between HK GAAP and US GAAP is as follows:

		Year ended December 31,
	Note	2003		2004		2005
		RMB		RMB		RMB
Profit attributable to equity shareholders under HK GAAP		35,556	(A)	41,749	(A)	53,549

Adjustments:
Effect of combination of entities under common control, net of tax	(a)	(1,358)		1,587		—
Capitalized interest	(b)	(96)		(116)		(106)
Revaluation of property, plant and equipment	(c)	4,075	(B)	(448)	(B)	(818)
Revaluation of land lease prepayments	(c)	(91)	(B)	68	(B)	98
Share option scheme	(f)	(192)	(C)	169	(C)	1,485
Amortization of net connection fees and telephone number selection fees	(g)	659		109		6
Amortization of net savings from interconnection, roaming and leased line agreements	(h)	86		86		86
Reversal of goodwill amortization	(a)	1,850		1,930		—
Deferred tax effects of US GAAP adjustments	(e)	(969)		(73)		204

Net income under US GAAP		39,520		45,061		54,504

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

The effect on net income of significant differences between HK GAAP and US GAAP is as follows: (continued)

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Basic net income per share in accordance with US GAAP	2.01	2.29	2.76

Diluted net income per share in accordance with US GAAP	2.01	2.29	2.75

Basic net income per ADS* in accordance with US GAAP	10.05	11.45	13.81

Diluted net income per ADS* in accordance with US GAAP	10.03	11.43	13.73

*	Based on a ratio of 5 ordinary shares to one ADS
(A)	Restated – see note 3
(B)	Restated – see note 38 (c)
(C)	Restated – see note 38 (f)

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

		As of December 31,
	Note	2004		2005
		RMB		RMB
Shareholders’ equity under HK GAAP		233,161	(A)	272,824

Adjustments:
Capitalized interest	(b)	264		158
Revaluation of property, plant and equipment
- cost	(c)	(5,370)		(5,370)
- accumulated depreciation and others	(c)	7,887	(B)	7,069
Revaluation of land lease prepayments	(c)	(2,242)	(B)	(2,144)
Deferred tax adjustments on revaluations	(e)	(57)		142
Employee housing scheme	(d)	(1,674)		(1,674)
Deemed capital contribution for employee housing scheme	(d)	1,674		1,674
Deferral of net connection fees and telephone number selection fees	(g)	(6)
Deferral of net savings from interconnection, roaming and leased line agreements	(h)	(200)		(114)
Reversal of goodwill	(a)	(35,300)		(35,300)
Deferred tax effects of US GAAP adjustments	(e)	(18)		(13)

Shareholders’ equity under US GAAP		198,119		237,252

(A)	Restated – see note 3
(B)	Restated – see note 38 (c)

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

The following are condensed consolidated balance sheets of the Group as of December 31, 2004 and 2005, and the related condensed consolidated statements of income, total shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, restated to reflect the impact of the differences between HK GAAP and US GAAP. Certain comparative figures have been reclassified to conform to current year’s presentation.

Condensed consolidated statements of income

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
	(restated)	(restated)
Operating revenue

Usage fees	125,702	136,876	156,710
Monthly fees	24,067	26,458	25,055
Connection fees	1,173	252	7
Other operating revenue	35,118	47,051	67,804

Total operating revenue	186,060	210,637	249,576

Operating expenses

Cost of services and sales (excluding depreciation of RMB41,861, RMB47,050 and RMB55,422 included below)	27,869	24,387	28,555
Depreciation	41,861	47,050	55,422
Selling, general and administration	56,984	74,596	87,878

Total operating expenses	126,714	146,033	171,855

Profit from operations	59,346	64,604	77,721

Non-operating net income	527	949	499

Interest income	860	1,032	1,615

Interest expense	(2,213)	(1,738)	(1,346)

Profit before tax	58,520	64,847	78,489

Income tax	(19,009)	(19,764)	(23,945)

Profit after tax	39,511	45,083	54,544

Minority interests	9	(22)	(40)

Net income	39,520	45,061	54,504

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of income (Continued)

	Year ended December 31,
	2003		2004		2005
	RMB		RMB		RMB
Basic net income per share	RMB	2.01	RMB	2.29	RMB	2.76

Basic net income per ADS*	RMB	10.05	RMB	11.45	RMB	13.81

Diluted net income per share	RMB	2.01	RMB	2.29	RMB	2.75

Diluted net income per ADS*	RMB	10.03	RMB	11.43	RMB	13.73

*	Based on a ratio of 5 ordinary shares to one ADS

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets

	December 31,
	2004	2005
	RMB	RMB
	(restated)
Assets

Current assets
Cash and cash equivalents	45,149	64,461
Deposits with banks	20,264	41,925
Accounts receivable	6,447	6,446
Other receivables	1,835	1,888
Tax recoverable	235	165
Current portion of deferred tax	1,843	2,660
Inventories	2,499	2,365
Prepayments and other current assets	2,974	3,583
Amount due from ultimate holding company	356	63
Amounts due from related parties	150	180

Total current assets	81,752	123,736

Property, plant and equipment	215,240	218,362
Construction in progress	30,510	34,201
Land lease prepayments	4,091	5,099
Other financial assets	77	77
Interest in associates	—	—
Deferred tax – non-current	2,232	4,143
Deferred expenses	101	—

Total assets	334,003	385,618

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated balance sheets (Continued)

	December 31,
	2004	2005
	RMB	RMB
	(restated)
Liabilities and shareholders’ equity

Current liabilities
Accounts payable	33,005	39,908
Bills payable	1,676	1,359
Interest-bearing borrowings	8,180	—
Current installments of obligation under capital lease	68	68
Current taxation	6,664	9,249
Amounts due to related parties	2,208	2,172
Accrued expenses and other payables	32,372	39,858
Amount due to immediate holding company	98	96
Amount due to ultimate holding company	459	269
Deferred revenue	12,936	16,975

Total current liabilities	97,666	109,954

Interest-bearing borrowings	13,000	12,912
Deferred revenue, excluding current portion	1,155	1,438
Deferred tax liabilities	187	146
Amount due to immediate holding company	23,633	23,633

Total liabilities	135,641	148,083

Minority interests	243	283

Shareholders’ equity	198,119	237,252

Total liabilities and shareholders’ equity	334,003	385,618

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of shareholders’ equity for the following years:

RMB
Shareholders’ equity at January 1, 2003	159,936
Net income for the year ended December 31, 2003	39,520
Distribution to owner	(11,141)
Contribution by owner	911
Tax effect on revaluation	1,410
Stock-based compensation	192

Shareholders’ equity at December 31, 2003	190,828

Net income for the year ended December 31, 2004	45,061
Issue of ordinary shares	703
Deemed capital distribution	(30,210)
Distribution to owner	(8,349)
Stock-based compensation	86

Shareholders’ equity at December 31, 2004	198,119

Net income for the year ended December 31, 2005	54,504
Issue of ordinary shares	3,422
Distribution to owner	(18,894)
Stock-based compensation	68
Others	33

Shareholders’ equity at December 31, 2005	237,252

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Condensed consolidated statements of cash flows

The Group applies HKAS 7 “Cash Flow Statements”. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Under HKAS 7, the Group presents its cash flows for (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HKAS 7 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	93,131	111,112	131,593
Investing activities	(63,571)	(65,619)	(88,635)
Financing activities	(23,549)	(40,644)	(23,538)

Increase in cash and cash equivalents	6,011	4,849	19,420
Cash and cash equivalents at beginning of year	34,289	40,300	45,149
Effect of changes in foreign exchange rate	—	—	(108)

Cash and cash equivalents at end of year	40,300	45,149	64,461

Interest paid (net of amounts capitalized)	2,831	2,040	1,635

Income taxes paid	18,668	18,244	24,585

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

38	Significant differences between HK GAAP and US GAAP (Continued)

Significant non-cash transactions

The Group incurred payables of RMB28,176 and RMB1,332 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2005.

The Group incurred payables of RMB23,980 and RMB1,675 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

The Group incurred payables of RMB20,790 and RMB2,059 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2003.

39	Additional information required by US GAAP

The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

Income tax

The Company is subject to Hong Kong profits tax at 17.5% for the years ended December 31, 2003, 2004 and 2005. No provision for Hong Kong profits tax has been made as there was no assessable profit earned by the Company for the year.

The Group’s PRC subsidiaries are subject to the statutory income tax rate of 33%, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% and 15% respectively.

The components of income before income taxes are as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Hong Kong operation	(2)	(1)	(1)
PRC operation	58,522	64,848	78,490

	58,520	64,847	78,489

All of the pre-tax income, except for an insignificant loss, is from the PRC.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Income tax (Continued)

All income tax expenses are related to PRC enterprise income tax. The components of PRC income tax expense are as follows:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Current	15,845	19,788	26,714
Deferred	3,164	(24)	(2,769)

	19,009	19,764	23,945

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2003	2004	2005
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	19,312	21,400	25,901
Non-taxable items
- Connection fee	(179)	(27)	(1)
- Interest income	(12)	(26)	(24)
Amortization of deferred tax credit	(70)	(125)	(526)
Non-deductible expenses on PRC operations	1,523	415	395
Non-deductible expenses on Hong Kong operations	324	217	175
Rate differential on PRC operations	(1,732)	(1,902)	(1,758)
Rate differential on Hong Kong operations	277	166	119
Reversal of deferred taxation due to change of income tax rate	23	169	4
Over-provision for prior year	(375)	(357)	(247)
Others	(82)	(166)	(93)

Income tax	19,009	19,764	23,945

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Income tax (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2004	2005
	RMB	RMB
Deferred tax assets:
Inventories	30	9
Accounts receivable	894	971
Property, plant and equipment and land lease prepayments	2,169	4,107
Accrued expenses and other payable	876	1,680
Deferred revenue	106	36

Gross deferred tax assets	4,075	6,803

Deferred tax liabilities:
Property, plant and equipment	(187)	(146)

Net deferred tax assets	3,888	6,657

Less: Current portion of net deferred tax assets	(1,843)	(2,660)

	2,045	3,997

Accounts receivable

	December 31,
	2004	2005
	RMB	RMB
Accounts receivable	10,100	9,911

Less: Allowance for doubtful accounts	(3,653)	(3,465)

	6,447	6,446

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Accounts receivable (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2003	5,247
Provision for the year	2,579
Written-off	(2,657)

At December 31, 2003	5,169
Provision for the year	2,569
Written-off	(4,085)

At December 31, 2004	3,653
Provision for the year	2,987
Written-off	(3,175)

At December 31, 2005	3,465

Other receivables

	December 31,
	2004	2005
	RMB	RMB
Other receivables	1,974	1,998

Less: Allowance for doubtful accounts	(139)	(110)

	1,835	1,888

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Other receivables (Continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2003	125
Provision for the year	90
Written-off	(100)

At December 31, 2003	115
Provision for the year	46
Written-off	(22)

At December 31, 2004	139
Written-back for the year	(19)
Written-off	(10)

At December 31, 2005	110

Property, plant and equipment

	December 31,
	2004	2005
	RMB	RMB
	(restated)
Buildings	33,042	37,827
Telecommunications transceivers, switching centers, transmission and other network equipment	339,700	369,554
Office equipment, furniture and fixtures and others	16,687	16,732

	389,429	424,113

Less: accumulated depreciation	(174,189)	(205,751)

	215,240	218,362

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Deferred revenue and other items

	Year ended December 31,
	2004	2005
	RMB	RMB
Balance at beginning of year	11,610	14,091
Addition during the year	85,248	105,407
Recognized in the condensed consolidated statements of income	(82,767)	(101,085)

Balance at end of year	14,091	18,413
Less: Current portion	(12,936)	(16,975)

	1,155	1,438

Deferred revenue comprises:

(i)	the unamortized portion of connection fees and telephone number selection fees received which are recognized over the estimated subscriber usage period for the related services;

(ii)	the deferred tax credit of purchase of domestic telecommunications equipment which is amortized over the remaining lives of the related property, plant and equipment;

(iii)	the prepaid services fees received from subscribers which are recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers; and

(iv)	the unamortized portion of net savings attributable to the Group as a result of the provincial interconnection, roaming and leased line agreements.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Deferred expenses

	Year ended December 31,
	2004	2005
	RMB	RMB
Balance at beginning of year	311	101
Recognized in the condensed consolidated statements of income	(210)	(5)
Opening balance adjustment eliminated against financial instruments	—	(96)

Balance at end of year	101	—

Deferred expenses comprise:

(i)	the unamortized portion of issuance costs in respect of the fixed rate notes, convertible notes and bonds; and

(ii)	the unamortized portion of direct costs related to connection fees and telephone number selection fees received.

Stock option plan

Details of the Company’s stock option plan and options granted under the plan are contained in note 30. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the binomial lattice model for 2004 and 2005 respectively, with the following assumptions used for grants: expected dividend yield of 2.65% and 2.58% during 2004 and 2005; expected volatility of 27.38% and 24.58% for the share option granted during 2004 and 2005 respectively; risk-free interest rate of 4.06% and 4.54% during 2004 and 2005 respectively; and expected life of 10 years and 10 years during 2004 and 2005 respectively. The per share fair value of stock options granted during 2004 and 2005 were HK$6.64 and HK$10.28 on the date of grant, respectively.

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Stock option plan (Continued)

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Account for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. FASB No. 123, “Accounting for Stock-Based Compensation” and FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB 123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-valued-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended. The compensation cost that has been charged against income for US GAAP for the Company’s stock option plan was RMB192 for 2003, RMB86 for 2004 and RMB68 for 2005. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
	2004	2005
	RMB	RMB
Net income, as reported	45,061	54,504
Add stock-based employee compensation expense included in net income	86	68
Deduct total stock-based employee compensation expense determined under fair-value-based method	(842)	(1,752)

Pro forma net income	44,305	52,820

Basic net income per share
As reported	2.29	2.76
Pro forma	2.25	2.68

Diluted net income per share
As reported	2.29	2.75
Pro forma	2.25	2.66

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Net income per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations prepared under US GAAP.

	For the year ended December 31, 2003			For the year ended December 31, 2004			For the year ended December 31, 2005
	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	39,520	19,672	2.01	45,061	19,673	2.29	54,504	19,738	2.76

Effect of dilutive securities
Convertible notes	129	91		129	91		135	76
Stock options	—	—		—	10		—	78

Diluted net income per share	39,649	19,763	2.01	45,190	19,774	2.29	54,639	19,892	2.75

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Principal related party transactions

		Year ended December 31,
		2003	2004	2005
	Note	RMB	RMB	RMB
Interconnection revenue	(ii)	9,624	5,940	6,196
Interconnection charges	(ii)	15,103	11,911	13,588
Leased line charges	(ii)	5,501	3,719	2,995
Spectrum fees	(i)	635	406	—
Operating lease charges	(ii)	577	643	780
Roaming billing processing fees	(i)	375	22	—
Equipment maintenance service fees	(i)	66	89	153
Rental charges of synchronized clock ports	(iii)	21	26	59
Construction and related service fees	(i)	720	366	1,154
Purchases of transmission tower and transmission tower-related service and antenna maintenance service fees	(i)	98	197	187
Technology platform development and maintenance service income	(i)	22	25	12
Telecommunications lines maintenance service fees	(i)	235	157	404
Interest paid/payable	(i)	1,091	721	647
Capital contributions	(iv)	911	—	—
Distributions	(v)	1,123	—	—

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

Principal related party transactions (Continued)

Notes:

(i)	Descriptions of the nature of the related party transactions are set forth in note 27.
(ii)	Descriptions of the nature of the related party transactions are set forth in note 27. The amounts also include charges paid or payable to the state-controlled telecommunications operators in the PRC.
(iii)	Rental charges of synchronized clock ports represent the amount paid or payable to CMCC for the rental of synchronized clock ports.
(iv)	Capital contributions represent capital contributions in the form of cash or construction projects received from CMCC.
(v)	Distributions represent cash payments from the Company’s subsidiaries to CMCC.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

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

Notes to Consolidated Financial Statements (Continued)

(Amounts in millions, except share data)

39	Additional information required by US GAAP (Continued)

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

New competition

Current Chinese government policy concerning the telecommunications sector is to encourage orderly competition. There can be no assurance that the State Council will not approve additional telecommunications service providers in the future, including providers of mobile telecommunications services, that may compete against the Group. In addition, China’s accession into the WTO could lead to increased foreign investment in the telecommunications market in Mainland China, thereby increasing competition and foreign participation in the mobile telecommunications service sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on the Group’s financial conditions and results of operation.

Self insurance risk

The Group does not maintain any insurance policies to cover its assets.