Form 20-F
period 2006-12-31
CHINA MOBILE LTD /ADR/
filed 2007-06-12
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

As of December 31, 2006, 19,967,815,140 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

For acquisitions before January 1, 2001, positive goodwill arising from acquisitions was eliminated against reserves, and negative goodwill arising from acquisitions was credited to a capital reserve. For acquisitions on or after January 1, 2001, positive goodwill arising from acquisitions is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life, which shall not exceed 20 years. Positive goodwill is stated in the consolidated balance sheets at cost less any accumulated amortization and any impairment loss. Effective January 1, 2005, in order to comply with Hong Kong Financial Reporting Standard 3, “Business Combinations”, or HKFRS 3, and Hong Kong Accounting Standard 36, “Impairment of Assets”, or HKAS 36, issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA, we adopted a new accounting policy for goodwill. The new policy has been applied prospectively in accordance with the transitional provisions as set out in HKFRS 3 to the effect that we no longer amortize goodwill, but test goodwill at least annually for impairment. In addition, the cumulative amount of amortization as of January 1, 2005 has been offset against the cost of the goodwill and comparative amounts have not been restated.

Under generally accepted accounting principles in the United States, or U.S. GAAP, as a result of our being under common control with each of these companies prior to the acquisitions, each of the acquisitions was considered to be a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for in a manner similar to a pooling-of-interests. Consequently, the assets and liabilities are transferred at their historical amounts and the financial statements of previously separate companies are included in our consolidated financial statements for all periods presented. See “Item 5. Operating and Financial Review and Prospects”.

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

Prior to 2005, land use rights and buildings held for our own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost of these assets on a straight-line basis over their estimated useful lives to residual value. Effective January 1, 2005, in order to comply with HKAS 17, “Leases”, issued by the HKICPA, we adopted a new accounting policy for land use rights and buildings held for our own use by reclassifying land use rights and buildings held for our own use as being held under an operating lease. The corresponding amortization charges relating to land use rights and buildings held for our own use were reclassified from depreciation to other operating expenses. The new accounting policy has been adopted retrospectively and comparative amounts have been restated. There is no impact on our net assets as of the year end and on our profit attributable to equity shareholders for the periods presented.

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

Under U.S. GAAP, and prior to January 1, 2006, we followed Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and determined the compensation expense of share options granted based on the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the share options. The excess amount was charged to the consolidated statements of income over the vesting period of the share options. As a result, any expenses recognized based on the fair value of share options under Hong Kong GAAP were reversed under U.S. GAAP. Effective January 1, 2006, in order to comply with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, issued by the U.S. Financial Accounting Standards Board, we adopted a new accounting policy in respect of compensation expenses of share options and recognized compensation expense for all unvested share-based payment at fair value. We adopted the modified-prospective transition method under which, effective from January 1, 2006, the compensation expense is recognized at fair value for: (i) share options granted after January 1, 2006; and (ii) all share options granted prior to January 1, 2006 that remain unvested at that date. As a result, the U.S. GAAP difference as shown in the net profit reconciliation for the year ended December 31, 2006 represented additional compensation expense recognized under U.S. GAAP using the fair value approach for unvested share options granted to employees before November 7, 2002.

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

Prior to 2003, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised), “Income Taxes” (“SSAP 12 (revised)”), issued by the HKICPA, we adopted a new accounting policy for deferred tax. Under our current accounting policy, deferred tax liabilities are provided in full on taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. As a result, goodwill, deferred tax assets, deferred tax liabilities and reserves in the consolidated balance sheets have been restated. In addition, deferred tax assets and deferred tax liabilities have been reclassified into non-current assets and liabilities, respectively. Income tax in the consolidated statements of income has also been revised.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2006. Except for amounts presented in U.S. dollars, the selected historical income statement data for the years ended December 31, 2004, 2005 and 2006 and the selected historical balance sheet data as of December 31, 2005 and 2006 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical Hong Kong GAAP income statement data for the years ended December 31, 2002 and 2003 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements that are not included in this annual report on Form 20-F. In this annual report on Form 20-F, we have translated certain Renminbi and Hong Kong dollar amounts into U.S. dollars at the rate of RMB7.8041 = US$1.00 and HK$7.7771 = US$1.00, the noon buying rates for these currencies in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

Our consolidated financial statements are prepared and presented in accordance with Hong Kong GAAP. As required under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the various regional mobile telecommunications companies and other telecommunications assets, as described in “Item 4. Information on the Company — The History and Development of the Company”. Accordingly, our consolidated financial statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report on Form 20-F, include the results of the various regional mobile telecommunications companies acquired from China Mobile Hong Kong (BVI) Limited, our immediate holding company, only from the respective dates of acquisition. In contrast, under U.S. GAAP, our acquisitions of these companies are each considered a combination of entities under common control which would be accounted for in a manner similar to a pooling-of-interests. Consequently, the assets and liabilities are transferred at their historical amounts and our consolidated financial statements are adjusted retrospectively to include the financial statements of these previously separate companies for all periods presented. For information regarding significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us, and the effects of such differences on profit attributable to equity shareholders for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2005 and 2006, see note 40 to our consolidated financial statements. In addition, our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods are set forth in note 40 to our consolidated financial statements.

	As of or for the year ended December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions, except share, per share and per ADS information)
Income Statement Data:
Hong Kong GAAP
Operating revenue	128,561	158,604	192,381	243,041	295,358	37,846
Operating expenses	79,765	105,401	132,902	169,355	203,433	26,067
Profit from operations	48,796	53,203	59,479	73,686	91,925	11,779
Profit before tax	48,978	52,959	60,951	78,264	96,908	12,417
Income tax	16,375	17,412	19,180	24,675	30,794	3,946
Profit for the year attributable to equity shareholders	32,601	35,556	41,749	53,549	66,026	8,460
Basic net income per share(1)	1.70	1.81	2.12	2.71	3.32	0.43
Diluted net income per share(1)	1.70	1.81	2.12	2.70	3.29	0.42
Basic net income per ADS(1)	8.51	9.04	10.61	13.57	16.60	2.13
Diluted net income per ADS(1)	8.50	9.03	10.59	13.49	16.44	2.11
Shares utilized in basic calculation (in thousands)	19,151,322	19,671,654	19,673,185	19,738,229	19,892,968	19,892,968
Shares utilized in diluted calculation (in thousands)	19,243,050	19,762,812	19,774,093	19,892,163	20,078,549	20,078,549
U.S. GAAP(2)
Operating revenue	167,640	186,060	210,637	249,576	303,636	38,907
Operating expenses	108,622	126,714	146,033	171,855	210,138	26,926
Profit from operations	59,018	59,346	64,604	77,721	93,498	11,981
Profit before tax	58,404	58,520	64,847	78,489	94,877	12,157
Income tax	18,986	19,009	19,764	23,945	29,715	3,808
Net income	39,416	39,520	45,061	54,504	65,074	8,338
Basic net income per share(1)	2.01	2.01	2.29	2.76	3.27	0.42
Diluted net income per share(1)	2.01	2.01	2.29	2.75	3.24	0.42
Basic net income per ADS(1)	10.07	10.05	11.45	13.81	16.36	2.10
Diluted net income per ADS(1)	10.06	10.03	11.43	13.73	16.20	2.08
Share utilized in basic calculation (in thousands)	19,561,679	19,671,654	19,673,185	19,738,229	19,892,968	19,892,968
Share utilized in diluted calculation (in thousands)	19,653,406	19,762,812	19,774,093	19,892,163	20,078,549	20,078,549

Balance Sheet Data:
Hong Kong GAAP
Current assets
Cash and cash equivalents	32,575	39,129	45,149	64,461	71,167	9,119
Deposits with banks	11,069	17,227	20,264	41,925	82,294	10,545
Accounts receivable	6,066	6,116	6,553	6,603	7,153	917
Property, plant and equipment	161,355	167,177	212,459	216,505	218,274	27,969
Total assets	286,021	307,303	368,752	421,027	494,676	63,387
Total short-term debt(3)	8,200	8,174	2,523	68	68	9
Total long-term debt(4)	12,676	672	—	—	—	—
Fixed rate notes(5)	4,961	4,984	—	—	—	—
Convertible notes(6)	5,711	5,735	5,725	—	—	—
Bonds	13,000	13,000	13,000	12,912	12,937	1,658
Deferred payable(7)	15,176	9,976	23,633	23,633	23,633	3,028
Total liabilities	112,565	108,318	135,348	147,920	175,303	22,463
Share capital	2,099	2,099	2,102	2,116	2,130	273
Shareholders’ equity	173,265	198,803	233,161	272,824	319,002	40,876

	As of or for the year ended December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions, except share, per share and per ADS information)
U.S. GAAP(2)

Property, plant and equipment	195,100	203,486	215,240	218,362	218,903	28,049
Total assets	293,768	316,898	334,003	385,618	458,415	58,740
Total long-term debt(4)	12,687	672	—	—	—	—
Fixed rate notes(5)	4,961	4,984	—	—	—	—
Convertible notes(6)	5,711	5,735	5,725	—	—	—
Bonds	13,000	13,000	13,000	12,912	12,937	1,658
Deferred payable(7)	15,176	9,976	23,633	23,633	23,633	3,028
Shareholders’ equity	159,936	190,828	198,119	237,252	282,690	36,223

Other Financial Data:

Hong Kong GAAP

Capital expenditures and land lease prepayments(8)	41,000	43,871	59,143	67,106	77,566	9,938
Net cash from operating activities	69,422	85,534	103,779	131,709	149,346	19,136
Net cash used in investing activities	(64,117)	(54,292)	(73,302)	(87,116)	(118,841)	(15,228)
Net cash from/(used in) financing activities	5,449	(24,688)	(24,457)	(25,173)	(23,587)	(3,022)
Dividend declared or proposed	6,678	7,517	13,789	21,026	31,156	3,992

U.S. GAAP(2)

Net cash flow from operating activities	88,429	93,131	111,112	131,593	150,401	19,272
Dividend declared or proposed	6,678	7,517	13,789	21,026	31,156	3,992

(1)	The basic net income per share and per ADS amounts under Hong Kong GAAP for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 2002, 2003, 2004, 2005 and 2006. The diluted net income per share under Hong Kong GAAP for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively.

The basic net income per share and per ADS amounts under U.S. GAAP for the year ended December 31, 2002 have been computed by dividing profit attributable to equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, as if 827,514,446 ordinary shares representing 165,502,889 ADSs issued to China Mobile Hong Kong (BVI) Limited as part of the consideration in the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile were outstanding during these periods (in addition to shares actually issued during these years). The basic net income per share and per ADS amounts under U.S. GAAP for the years ended December 31, 2003, 2004, 2005 and 2006 have been computed by dividing profit attributable to equity shareholders by the weighted average number of shares and weighted average number of ADSs, respectively, outstanding during 2003, 2004, 2005 and 2006.

The diluted net income per share under U.S. GAAP for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. For the years ended December 31, 2002, 2003, 2004, 2005 and 2006 all dilutive potential ordinary shares resulting from the share options granted to the directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. For the years ended December 31, 2002, 2003, 2004 and 2005 all dilutive potential ordinary shares resulting from convertible notes would decrease profit attributable to equity shareholders per share.

(2)	The amounts for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are presented to reflect our acquisitions of various regional mobile telecommunications companies and other telecommunications assets from our immediate holding company under the “as if pooling-of-interests” method, as well as the effects of other differences between Hong Kong GAAP and U.S. GAAP.
(3)	Includes short-term bank and other loans, current portion of long-term bank and other loans and current portion of capital lease obligations.
(4)	Includes long-term bank and other loans and obligations under capital leases, net of current portion.
(5)	The fixed rate notes issued on November 2, 1999 with an aggregate principal amount of US$600 million were fully redeemed on November 2, 2004.
(6)	The convertible notes issued on November 3, 2000 with an aggregate principal amount of US$690 million were fully redeemed on November 3, 2005.
(7)	Represents the balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004, as applicable. See “Item 4. Information on the Company”.
(8)	Represents payments made for capital expenditures and land lease prepayments during the year.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB7.8041 = US$1.00 and HK$7.7771 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB7.6377 = US$1.00 and HK$7.8116 = US$1.00, respectively, on June 6, 2007. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2006	7.8350	7.8041	December 2006	7.7787	7.7665
January 2007	7.8127	7.7705	January 2007	7.8112	7.7797
February 2007	7.7632	7.7410	February 2007	7.8141	7.8041
March 2007	7.7454	7.7232	March 2007	7.8177	7.8093
April 2007	7.7345	7.7090	April 2007	7.8212	7.8095
May 2007	7.7065	7.6463	May 2007	7.8236	7.8044
June 2007 (up to June 6, 2007)	7.6503	7.6377	June 2007 (up to June 6, 2007)	7.8116	7.8062

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2002, 2003, 2004, 2005 and 2006, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2002	8.2772	7.7996
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the U.S. Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may materially and adversely affect our business and financial results and therefore the value of your investment.

Risks Relating to Our Business

Extensive government regulation may limit our flexibility to respond to market conditions, competition or changes in our cost structure.

The Ministry of Information Industry of the PRC regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of the PRC, or the State Council:

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the Ministry of Information Industry. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material adverse respect, our business and operations will be materially and adversely affected. Moreover, while we are actively preparing for 3G business, we cannot assure you that we will be granted the requisite approvals and licenses by the PRC government in a timely manner, or at all.

We may be affected by future regulatory changes.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2007 legislation agenda of the National People’s Congress, the draft telecommunications law has not yet been scheduled for review or adoption, although it is reportedly one of nine draft legislations reserved for potential review. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

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

We cannot predict whether we will be required to provide universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events may materially and adversely affect our financial condition and results of operations.

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

In addition, China Telecommunications Corporation, or China Telecom, and China Netcom Communications Group Corporation, or China Netcom, provide Xiaolingtong services to their customers. Xiaolingtong is a local area wireless telephone service with limited mobility and limited coverage. Xiaolingtong offers lower-priced services. As a result, Xiaolingtong services have, to a certain extent, attracted customers principally in the low-end markets. Competition from other wireless telecommunications services, including Xiaolingtong, could materially and adversely affect our business and prospects.

Increased competition from other telecommunications services providers, including China Unicom, China Telecom and China Netcom, introduction of new competitors, or the issuance of additional mobile telecommunications services licenses, including 3G licenses, could adversely affect our business by, among other factors, causing the rate of our subscriber growth to decline and bringing about decreases in tariff rates and increases in selling and promotional costs and expenses. This could in turn have a material adverse effect on our financial condition, results of operations and prospects.

New entrants in and further restructuring of the telecommunications industry in Mainland China may further intensify competition and materially and adversely affect our business and prospects.

The current prevailing PRC government policy concerning the telecommunications sector is to encourage orderly competition. In particular, we face competition from other telecommunications services providers, including China Unicom, China Telecom and China Netcom. See “Item 4. Information on the Company — The History and Development of the Company — Industry

Restructuring and Changes in Our Shareholding Structure”. The State Council may approve additional telecommunications services providers in the future, including providers of mobile telecommunications services that may compete with us. If and when the State Council approves additional providers of mobile telecommunications services, any increased competition from these new entrants in Mainland China’s telecommunications industry could materially and adversely affect our financial condition and results of operations as a result of, among others, decreases in the rate of subscriber growth or tariff rates or increases in selling and promotional expenses.

In addition, the rapid development of new technologies and other factors may cause the PRC government to further adjust the existing structure of the PRC telecommunications industry, which might change the competitive landscape of the industry. We are not currently aware of any specific government plan relating to any industry restructuring. On the other hand, media reports about potential restructurings have been published from time to time, and there continues to be market speculation and expectation about potential restructurings. Any further industry restructuring may affect the operations of all or some telecommunications operators in China, including us. We may be subject to competition from new providers of telecommunications services as a result of technological developments and the convergence of various telecommunications services. These new entrants and the industry restructuring may also cause the existing competition in the telecommunications industry in Mainland China to intensify, which may materially and adversely affect our business, financial condition, results of operations and prospects. In addition to any potential intensified competition, any further industry restructuring, whether or not directly involving us, may also result in changes that could materially and adversely affect our business, financial condition, results of operations and prospects.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2007, CMCC indirectly owned an aggregate of approximately 74.46% of our outstanding shares. Accordingly, CMCC is, and will be, able to:

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

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities, including:

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

The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with our interests. Furthermore, the State-Owned Assets Supervision and Administration Commission, or the SASAC, an agency of the State Council established in 2003, has responsibilities as an investor of state-owned assets on behalf of the PRC government and promulgates rules, regulations and policies from time to time that govern, among other things, the supervision, reform and management of state-owned enterprises, including CMCC. Actions taken by the SASAC may have an indirect material and adverse effect on our business, financial condition and results of operations, and may conflict with the interests of our minority shareholders.

The limited spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Information Industry allocates frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Information Industry allocates to our parent company, CMCC. The Ministry of Information Industry has allocated a total of 44 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive rights to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term. However, we may need additional spectrum to accommodate future subscriber growth or to develop mobile telecommunications services using new wireless telecommunications technologies. Moreover, we may not be able to obtain additional spectrum from the Ministry of Information Industry. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

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

We estimate that we will require approximately RMB293.8 billion (approximately US$37.6 billion) for capital expenditures from 2007 through the end of 2009 for a range of projects and other expenditures, including among others, the construction of GSM networks, support systems, transmission and structural facilities, and the development of new technologies and new businesses. These amounts, however, do not include specific capital expenditures that would be required for the construction of 3G networks.

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

Financing may not be available to us on acceptable terms or on a timely basis. In addition, any future issuance of equity securities, including securities convertible into or exchangeable for or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be materially and adversely affected. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

Changes in technology may render our current technologies obsolete and thus affect our business and market position.

The telecommunications industry is dependent upon rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, including new wireless telecommunications technologies. In addition, the development and application of new technologies involves time, substantial costs and risks. We may encounter unexpected technological difficulties in implementing new technologies, including any 3G-based technology, and as a result may incur substantial costs or service disruptions, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the new technologies we may implement, such as 3G, may not generate an acceptable or commercially viable rate of return.

Failure to capitalize on new business opportunities may have a material adverse effect on our growth potential.

We intend to pursue new growth opportunities in the broader telecommunications industry. Our success will depend in large part on our ability to offer services that address the market demand arising from these opportunities. In addition, our ability to deploy and deliver these services depends, in many instances, on new and unproven technologies. Our wireless telecommunications technologies may not perform as expected. We may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies. Moreover, we may pursue acquisitions from time to time, and we cannot assure you that we will be successful in pursuing such acquisitions or will otherwise be able to successfully integrate any acquired companies or assets into our existing operations. Any failure to capitalize on new business opportunities may have a material adverse effect on our competitive position and future profitability.

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our shares and ADSs.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation, business and results of operations could be harmed.

We are required to comply with various Hong Kong and U.S. laws and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our Annual Reports on Form 20-F, beginning with this Annual Report on Form 20-F for the fiscal year ended December 31, 2006, that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our shares and ADSs. In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may conduct an A share offering in the PRC, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

We intend to conduct a public offering and listing of our A shares in the PRC, which are a separate class of our ordinary shares denominated in Renminbi and listed on a PRC stock exchange, although no specific timetable for the offering has been set. The precise timing of our A share offering would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions. If the A share offering is completed, we would become subject to the applicable laws, rules and regulations governing public companies listed in the PRC, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under the current laws, rules and regulations in the PRC, our ordinary shares listed on the Hong Kong Stock Exchange and our A shares are neither interchangeable nor fungible, and there is no trading or settlement between these two markets. Furthermore, these two markets have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ordinary shares listed on the Hong Kong Stock Exchange and our A shares may not be the same. The issuance of A shares and fluctuations in our A share trading price may also lead to increased volatility in, and may otherwise materially and adversely affect, the prices of our ordinary shares and ADSs listed in overseas markets.

Risks Relating to the Telecommunications Industry in Mainland China

China’s accession into the World Trade Organization has gradually eased, and may continue to ease, restrictions on foreign ownership in the telecommunications industry and may increase competition in the mobile telecommunications services sector.

On December 11, 2001, China officially joined the World Trade Organization, or the WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China’s commitments to the WTO. Those commitments included the gradual reduction of foreign ownership restrictions in the telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See “Item 4. Information on the Company — Business Overview — Competition”. This could lead to increased foreign investment in the telecommunications market in Mainland China, which may in turn increase competition and foreign participation in the mobile telecommunications services sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial condition and results of operations as well as our business and prospects.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, in part due to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of 3G mobile networks and new technologies, products and services. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Risks Relating to Mainland China

An economic slowdown in Mainland China could materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of GDP growth. However, such growth may not be sustained in the future. Moreover, the slowdown in other major economies of the world, such as the United States, the European Union and certain Asian countries may adversely affect economic growth in Mainland China. Our financial condition and results of operations, as well as our prospects, could be materially and adversely affected by an economic downturn in Mainland China.

Adverse changes in the economic policies of the PRC government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and have a material adverse effect on our business, financial condition and results of operations.

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the PRC government may continue to have a positive effect on the economic development of Mainland China and that we may continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the PRC government or in the laws and regulations in Mainland China could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. These developments could materially and adversely affect our business, such as reducing the demand for our services, as well as our financial condition and results of operations.

The Renminbi is not a freely convertible currency, which could limit the ability of our subsidiaries in Mainland China to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to us.

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

Our operating subsidiaries are foreign invested enterprises. Currently, they may purchase foreign currency without the approval of the State Administration of Foreign Exchange for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. They may also retain foreign exchange in their current accounts (subject to a cap approved by the State Administration of Foreign Exchange) to satisfy foreign currency liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate our operating subsidiaries’ ability to purchase and retain foreign currencies in the future. In addition, our subsidiaries incorporated in Mainland China may not be able to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to us for our use in making any future dividend payments or in meeting our other foreign currency payment requirements. Foreign currency transactions under the capital account are still subject to limitations and require approvals from the State Administration of Foreign Exchange. This could affect our subsidiaries’ ability to obtain foreign currencies through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could materially and adversely affect our financial results.

Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our capital expenditures and indebtedness are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into U.S. dollars and other foreign currencies has been based on the rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Instead, the value of the Renminbi is now pegged against a basket of currencies, determined by the People’s Bank of China, against which it is permitted to fluctuate within a managed band. On May 18, 2007, the People’s Bank of China widened the floating band of the Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. The value of the Renminbi may fluctuate significantly against the U.S. dollar in the future, depending on, among other things, the fluctuation of the basket of currencies against which the Renminbi is currently valued. In addition, the Renminbi may in the future be permitted to enter into a full float, which may also result in a significant fluctuation of the Renminbi against the U.S. dollar. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may have a material adverse effect on our financial condition and results of operations.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Since the late 1970s, the PRC government has been promulgating a comprehensive system of laws and regulations governing economic matters in general. Legislation since then has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries in Mainland China are “wholly foreign-owned enterprises,” which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protections available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition of or substantial amendments to the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company — Business Overview — World Trade Organization”.

Any future outbreak of severe acute respiratory syndrome, avian flu or similar adverse public health developments in China may have a material adverse effect on our financial condition and results of operations.

In late 2002 and the first half of 2003, China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Moreover, certain countries and regions, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2006, the total population residing in Mainland China is approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2006. As of December 31, 2006, our total number of subscribers was approximately 301.2 million, representing approximately 67.5% of all mobile telecommunications services subscribers in Mainland China. As of April 30, 2007, our total number of subscribers reached approximately 321.4 million.

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

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong Province conducted by Guangdong Mobile Communication Company Limited (currently known as China Mobile Group Guangdong Co., Ltd.), or Guangdong Mobile, and in Zhejiang Province conducted by Zhejiang Mobile Communication Company Limited (currently known as China Mobile Group Zhejiang Co., Ltd.), or Zhejiang Mobile. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. Since then, we have significantly expanded the geographical coverage of our operations through a series of acquisitions from CMCC, our indirect controlling shareholder, of mobile telecommunications operations conducted by its regional subsidiaries. In particular:

•	We acquired Jiangsu Mobile Communication Company Limited (currently known as China Mobile Group Jiangsu Co., Ltd.), or Jiangsu Mobile, on June 4, 1998 for a cash consideration of HK$22.5 billion.

•

We acquired Fujian Mobile Communication Company Limited (currently known as China Mobile Group Fujian Co., Ltd.), or Fujian Mobile, Henan Mobile Communication Company Limited (currently known as China Mobile Group Henan Co., Ltd.), or Henan Mobile, and Hainan Mobile Communication Company Limited (currently known as China Mobile Group Hainan Co., Ltd.), or Hainan Mobile, on November 12, 1999 for a total purchase price of HK$49.7 billion, consisting of HK$19.0 billion in cash and the remaining HK$30.7 billion in the form of 1,273,195,021 new shares. In addition, we acquired the remaining 0.37% equity interest in Zhejiang Mobile in June 1999.

•

We acquired Beijing Mobile Communication Company Limited (currently known as China Mobile Group Beijing Co., Ltd.), or Beijing Mobile, Shanghai Mobile Communication Company Limited (currently known as China Mobile Group Shanghai Co., Ltd.), or Shanghai Mobile, Tianjin Mobile Communication Company Limited (currently known as China Mobile Group Tianjin Co., Ltd.), or Tianjin Mobile, Hebei Mobile Communication Company Limited (currently known as China Mobile Group Hebei Co., Ltd.), or Hebei Mobile, Liaoning Mobile Communication Company Limited (currently known as China Mobile Group Liaoning Co., Ltd.), or Liaoning Mobile, Shandong Mobile Communication Company Limited (currently known as China Mobile Group Shandong Co., Ltd.), or Shandong Mobile, and Guangxi Mobile Communication Company Limited (currently known as China Mobile Group Guangxi Co., Ltd.), or Guangxi Mobile, on November 13, 2000 for a total purchase price of HK$256.0 billion, consisting of HK$74.6 billion in cash and the remaining HK$181.4 billion in the form of 3,779,407,375 new shares.

•

We acquired Anhui Mobile Communication Company Limited (currently known as China Mobile Group Anhui Co., Ltd.), or Anhui Mobile, Jiangxi Mobile Communication Company Limited (currently known as China Mobile Group Jiangxi Co., Ltd.), or Jiangxi Mobile, Chongqing Mobile Communication Company Limited (currently known as China Mobile Group Chongqing Co., Ltd.), or Chongqing Mobile, Sichuan Mobile Communication Company Limited (currently known as China Mobile Group Sichuan Co., Ltd.), or Sichuan Mobile, Hubei Mobile Communication Company Limited (currently known as China Mobile Group Hubei Co., Ltd.), or Hubei Mobile, Hunan Mobile Communication Company Limited (currently known as China Mobile Group Hunan Co., Ltd.), or Hunan Mobile, Shaanxi Mobile Communication Company Limited (currently known as China Mobile Group Shaanxi Co., Ltd.), or Shaanxi Mobile, and Shanxi Mobile Communication Company Limited (currently known as China Mobile Group Shanxi Co., Ltd.), or Shanxi Mobile, on July 1, 2002 for a total purchase price of US$8,573 million, consisting of an initial consideration of US$5,773 million and a deferred consideration of US$2,800 million. The initial consideration of US$5,773 million consisted of a cash payment of US$3,150 million and the issuance of new shares for the remaining US$2,623 million to China Mobile Hong Kong (BVI) Limited on the completion of acquisition. We financed the cash portion of the initial consideration by applying a portion of our existing internal cash resources, in the amount of US$2,400 million, combined with proceeds from the issuance of new shares in the amount of HK$5.85 billion (equivalent to approximately US$750 million) to Vodafone Holdings (Jersey) Limited, a wholly owned subsidiary of Vodafone Group Plc., or Vodafone. After the share placement, Vodafone’s share holding in us increased from 2.18% to approximately 3.27%. The deferred consideration of US$2,800 million is payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time. We used the entire proceeds from the RMB3 billion guaranteed bonds due 2007 and RMB5 billion guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to satisfy part of the US$2,800 million deferred consideration.

•

We acquired Neimenggu Mobile Communication Company Limited (currently known as China Mobile Group Neimenggu Co., Ltd.), or Neimenggu Mobile, Jilin Mobile Communication Company Limited (currently known as China Mobile Group Jilin Co., Ltd.), or Jilin Mobile, Heilongjiang Mobile Communication Company Limited (currently known as China Mobile Group Heilongjiang Co., Ltd.), or Heilongjiang Mobile, Guizhou Mobile Communication Company Limited (currently known as China Mobile Group Guizhou Co., Ltd.), or Guizhou Mobile, Yunnan Mobile Communication Company Limited (currently known as China Mobile Group Yunnan Co., Ltd.), or Yunnan Mobile, Xizang Mobile Communication Company Limited (currently known as China Mobile Group Xizang Co., Ltd.), or Xizang Mobile, Gansu Mobile Communication Company Limited (currently known as China Mobile Group Gansu Co., Ltd.), or Gansu Mobile, Qinghai Mobile Communication Company Limited (currently known as China Mobile Group Qinghai Co., Ltd.), or Qinghai Mobile, Ningxia Mobile Communication Company Limited (currently known as China Mobile Group Ningxia Co., Ltd.), or Ningxia Mobile, Xinjiang Mobile Communication Company Limited (currently known as China Mobile Group Xinjiang Co., Ltd.), or Xinjiang Mobile, Beijing P&T Consulting & Design Institute Company Limited (currently known as China Mobile Group Design Institute Co., Ltd.), or Jingyi, and China Mobile Communication Company Limited, or CMC, on July 1, 2004 for a total purchase price of US$3,650 million, consisting of an initial consideration of US$2,000 million and a deferred consideration of US$1,650 million. The deferred consideration of US$1,650 million is interest bearing and payable by the fifteenth anniversary of the date of the completion of acquisition, and we may make an early payment of all or part of the deferred consideration at any time.

In addition, the Company acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Peoples Telephone Company Limited, or Peoples), a mobile telecommunications services provider based in Hong Kong, on March 28, 2006 for a total purchase price of approximately HK$3,384 million (US$436 million). As a result, Peoples became our wholly-owned subsidiary.

These acquisitions have significantly enlarged our subscriber base and expanded the geographical coverage of our business. In addition, the integration of these acquired operations has enabled us to realize synergies and economies of scale. A discussion of the financial impact of these acquisitions is set forth in “Item 5. Operating and Financial Review and Prospects”.

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

In addition, as part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide resulting from the separation. As part of this separation, in July 1999 CMCC obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC in May 2000. As a result, CMCC became the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the PRC government’s interest in us. In addition, following the completion of the acquisition of the ten regional mobile telecommunications companies and other telecommunications assets by us in July 2004, CMCC ceased to operate mobile telecommunications businesses in Mainland China other than through us. As of May 31, 2007, CMCC indirectly owned approximately 74.46% of all our outstanding shares, including shares represented by ADSs.

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

Organizational Structure

As of May 31, 2007, CMCC, a company incorporated in China, owned 74.46% equity interest in us through intermediate holding companies. As of May 31, 2007, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile,

Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xijiang Mobile, Jingyi, CMC and Peoples through intermediate holding companies, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. CMCC no longer operates mobile telecommunications businesses in Mainland China, other than through us.

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

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telecommunications system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks currently reach virtually all cities and counties and major roads and highways throughout Mainland China and, through the network of Peoples, a substantial part of Hong Kong.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to further consolidate our market leading position in the mobile telecommunications market by innovatively developing new customers and new voice usage and value-added business opportunities as well as further expanding our efforts in exploring the markets in rural areas. We intend to continue enhancing our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services, and strengthening our ability to innovate in terms of services, businesses, technologies and management, so as to further develop our multi-media communications services and become the leader in providing mobile information. Moreover, we will commit ourselves fully to servicing the 2008 Beijing Olympics and carrying out planning and operational preparation for the new generation of mobile telecommunications networks and technologies.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	develop new customers, particularly new corporate customers, and further expand our efforts in exploring the markets in rural areas;

•	develop new voice usage opportunities;

•	expand our efforts in developing value-added business;

•	enhance our competitive advantages in terms of scale of operations and networks;

•	refine and optimize our telecommunications and information technology supporting networks;

•	enhance our brand and improve our customer services;

•	strengthen our proprietary sales channels and our online sales and marketing channels;

•	continue to emphasize innovation in terms of services, businesses, technologies and management;

•	commit to serving the 2008 Beijing Olympics; and

•	plan and prepare for the construction and operation of the new generation of mobile telecommunications networks and technologies.

Subscribers and Usage

Our subscriber base has grown substantially from approximately 204.3 million at the end of 2004 to approximately 301.2 million at the end of 2006. Nearly half of our subscriber growth in 2006 came from rural areas. As of December 31, 2006, we had a market share of approximately 67.5% in Mainland China. As of April 30, 2007, our total number of subscribers reached approximately 321.4 million. Our subscriber growth is primarily attributable to a number of factors, including:

•	significant economic growth in our markets, including the development of rural areas;

•	the PRC government’s promotion of “informationalization”;

•	relatively low mobile penetration rates in the central and western regions as well as small and medium-sized cities and rural areas;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives; and

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services.

Our acquisition of a total of 29 regional mobile telecommunications companies in Mainland China between June 1998 and July 2004 and our acquisition of Peoples in March 2006 have also substantially expanded our subscriber base. Our aggregate subscriber usage volume reached 1,252.1 billion minutes in 2006, representing an increase of approximately 38.6% from 2005. As of December 31, 2006, the number of our value-added business users reached 270.4 million, representing an increase of approximately 30.8% from December 31, 2005. Furthermore, our SMS usage volume reached 353.4 billion messages in 2006, representing an increase of approximately 41.6% from 2005.

The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

	As of or for the year ended December 31,
	2004	2005	2006
Subscribers (in millions)(1)
Contract subscribers(2)	59.9	61.3	65.3
Prepaid subscribers(2)	144.4	185.4	235.9

Total	204.3	246.7	301.2

Minutes of Usage (in billions)(1) (3)
Contract subscribers(2)	366.0	428.1	511.1
Prepaid subscribers(2)	294.9	475.0	741.0

Total	660.9	903.1	1,252.1

Average Minutes of Usage Per Subscriber Per Month (minutes) (1) (4)
Contract subscribers(2)	517	589	671
Prepaid subscribers(2)	194	241	293
Blended	297	335	381

Average Revenue Per Subscriber Per Month (RMB) (1) (5)
Contract subscribers(2)	167	185	207
Prepaid subscribers(2)	56	55	55
Blended	92	90	90

Average Monthly Churn Rate (%)(1) (6)	1.31	1.87	2.73

(1)	The historical information about our subscriber base and subscriber usage for 2006 includes that of the newly acquired Peoples.

(2)	For management reference purposes, contract subscribers are classified to include “GoTone” subscribers and subscribers who have signed service contracts with us, while prepaid subscribers are classified to include subscribers of “Shenzhouxing” and “M-Zone” and local brands or packages targeting low usage volume users.
(3)	The total minutes of usage in 2004 include the full year minutes of usages of the ten regional mobile telecommunications companies we acquired in 2004 as if the acquisition occurred at the beginning of 2004 and are presented for ease of comparison.
(4)	Calculated by (A) dividing the total minutes of usage (calculated in the manner as set forth in note (3) above) during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(5)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (4) above) and (B) dividing the result by 12. For purposes of this note (5) only, both operating revenues and average numbers of subscribers in 2004 take into account the full year effect of the ten regional mobile telecommunications companies we acquired in 2004 as if the acquisition occurred at the beginning of 2004.
(6)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (4) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base. The average monthly churn rate in 2004 is calculated based on the full year information pertaining to the relevant regional mobile telecommunications companies we acquired in 2004, as if the acquisition occurred at the beginning of 2004, and is presented for ease of comparison.

Businesses

Our businesses primarily consist of voice business and value-added business.

Voice Business. Our voice business refers to the business where our subscribers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our voice business has continued to grow significantly, and total voice usage volume increased approximately 38.6% in 2006 compared to 2005.

Value-added Business. Our value-added business includes voice value-added services, short message services, or SMS, and non-SMS data business.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and others.

Our SMS mainly includes subscriber-to-subscriber messages, “Monternet”-based short messages and others.

Our non-SMS data business mainly includes “Color Ring”, wireless application protocol, or WAP, multimedia messaging service, or MMS, “Java Applications” services, instant messaging, or IM, Mobile Music, Mobile Mailbox, Mobile Blog, Mobile Paper, Mobile Search and “Location-Based Services”.

We believe that value-added business, in particular SMS and non-SMS data business, will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2006, we increased the promotion of our value-added business by providing customers with diversified and personalized services. Revenue from our value-added business significantly increased to RMB69,309 million in 2006, an increase of 38.1% from 2005. As a percentage of operating revenue, revenue generated from value-added business increased from 20.6% in 2005 to 23.5% in 2006. As of December 31, 2006, the number of our value-added business users reached 270.4 million, which represented a 30.8% increase compared to 206.7 million users as of December 31, 2005. We continued to maintain a leading position in value-added business in Mainland China during 2006.

We plan to continue developing new applications and functions for SMS to further stimulate the growth of the SMS business. Focusing on businesses such as “Color Ring” and WAP, we intend to further strengthen business sales and promotion as well as product optimization to drive the growth in revenue. Regarding businesses such as MMS, IM and Mobile Paper, we plan to nurture customers’ consumption habits and expand subscriber base, with a view to achieving the rapid growth of these businesses. At the same time, we expect to enhance the preparation for new products and new applications such as Mobile Search, Mobile Music, Mobile Mailbox, Mobile Blog and Location-Based Services. We also plan to focus on the promotion of industry-specific applications of value-added business to corporate customers to further enhance the penetration and utilization of value-added business. Large-scale promotional campaigns have been launched for key industry-specific application products such as Weather Information Service, Campus Information Service, Banking Information Service, Police Information Service and Municipal Information Service.

SMS. SMS refers to services which employ the existing resources of GSM networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 353,384 million in 2006 from 249,609 million in 2005, and revenue generated from SMS business reached RMB32,201 million in 2006 compared to RMB24,671 million in 2005. Furthermore, the SMS penetration rate (SMS subscribers as a percentage of total subscribers) reached approximately 89.8% in 2006 compared to 83.8% in 2005.

“Color Ring”. Color Ring refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We continued to experience significant growth in our Color Ring business in 2006. Revenue generated from our Color Ring business reached RMB6,751 million in 2006 compared to RMB3,423 million in 2005.

WAP services. WAP is a technology that allows users to access information instantly via handheld wireless devices such as mobile phones. Subscribers of our WAP services are able to access the Internet via the micro-browsers on their handheld wireless devices. We continued to experience significant growth in our WAP-based businesses in 2006. Revenue generated from WAP services reached RMB6,875 million in 2006 compared to RMB3,570 million in 2005.

MMS. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. We experienced significant growth in our MMS businesses in 2006. Revenue generated from MMS business reached RMB984 million in 2006 compared to RMB364 million in 2005.

Instant Messaging. IM enables mobile services subscribers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our IM business provided by “Fetion” showed significant growth potential in 2006.

Mobile Music. Mobile Music refers to a service that provides music services to subscribers through mobile telecommunications networks. In 2006, we increased our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to mobile music products based on “Color Ring”, “IVR for Mobile Music” and “Ringtone Download”. As a result, our Mobile Music business grew significantly in 2006.

Mobile Paper. Mobile Paper is a business we have developed in cooperation with mainstream media in Mainland China and elsewhere, which provides customers with updated information services (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS, WAP and other types of service. We plan to continue to promote our Mobile Paper business.

Our value-added business also includes Mobile Mailbox, Mobile Blog and Mobile Search, which enable our subscribers to access the Internet through their wireless telephone handsets.

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

Our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. The actual price range in each service area is proposed by a network operator in that service area and must generally be approved by the relevant price regulatory authorities in that service area. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission. In August 2005, the Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, among others, provided that these tariffs set by network operators do not exceed the respective maximum tariffs determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission and that the tariff plans are filed with the Ministry of Information Industry and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

In addition, the Ministry of Information Industry has been encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. For example, officials from the Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that the caller-party-pays regime will be phased in within approximately two years. As a result, mobile telecommunications operators, including us, have been gradually implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime. We cannot predict with certainty, at this point in time, what effect the full implementation of the caller-party-pays regime may have on our business, financial condition and results of operations, although we expect decreases in tariff charges to generally result in usage volume increases.

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

As of December 31, 2006, our GSM global roaming services covered 219 countries and regions, while our GPRS global roaming services coverage was extended to 138 countries and regions.

A mobile telecommunications services subscriber using roaming services is charged at our per-minute roaming charge (instead of the base usage charge) for both incoming and outgoing calls, plus applicable long distance charges.

In recent years, our international and domestic roaming charges have generally declined, resulting in lower average revenue per minute from roaming services. However, the negative impact from declining roaming charges have been more than offset by the growth in voice volume usage, including usage growth driven by the decrease in roaming charges.

Research and Development

Our research and development efforts, undertaken jointly by our research institute and other relevant departments and business units, primarily focus on:

•	developing advanced business solutions and end-to-end data application solutions suitable for the consumer markets in Mainland China; and

•

monitoring technological trends, including advancement in the new generation of mobile telecommunications technologies, which may have an impact on the development of our current business and the implementation of our wireless data strategy.

We have applied for a number of patents in Mainland China. Moreover, we have submitted to international standardization organizations a number of contributions, many of which have been accepted. In light of the increasingly competitive and rapidly evolving telecommunications market in Mainland China, we expect to continue to devote resources to the research and development of new products, services and technology applications.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including, for example, billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. In addition, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for “Shenzhouxing” pre-paid services and certain wireless data services, and redemption of “GoTone” points. Furthermore, we have enhanced our service capabilities in 2006 through the expansion and optimization of our proprietary sales channels, the expansion of online sales and marketing channels and the integration of the resources relating to sales and marketing channels in the community. The number of our proprietary sales outlets totaled approximately 34,000 in 2006. Moreover, we established sales and service networks at low cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas.

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

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2006, we had signed service contracts with approximately 1.39 million corporate customers, and individual customers served under these service contracts with corporate accounts accounted for approximately 26.4% of our total subscribers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements. Furthermore, we have developed customized products and service packages in response to the unique consumption characteristics of rural areas, such as “Shenzhouxing Village-only Card”, small denomination top-up, over-the-air recharging and the Agricultural Information Service. We have also encouraged handset producers to introduce inexpensive handsets with moderate functions to lower the barrier of using mobile phones in the rural areas.

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

In 2006, we upgraded our customer service hotlines and continued to optimize our customer service processes to remove service bottlenecks, resulting in sustained improvement in customer services and achieving a steady improvement in customer satisfaction levels. Overall customer satisfaction rate reached 79.6% in 2006.

Customer Retention. As a result of intensified competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2006, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding the subscriber base, offering new services and gaining recognition as representative of youth culture. We enhanced the brand image and the number of customers as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2006 including, among others, developing our portfolio of products, increasing services and industry penetration, allocating more resources in the fast-growing new businesses and optimizing management systems and procedures.

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

We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable on maturity. In particular, for any accounts receivable older than three months, we make an allowance for the full amount of such receivable. The total amount of our allowance for doubtful accounts in each of 2004, 2005 and 2006 was RMB2,273 million, RMB2,968 million and RMB3,852 million, respectively, or 1.2%, 1.2% and 1.3% of total operating revenue, respectively.

Promotions Relating to the 2008 Beijing Olympics. In 2006, as the only mobile telecommunications services partner for the 2008 Beijing Olympics, we actively participated in various promotional activities sponsored by the Beijing Olympic Games

Preparatory Committee to further enhance our brand. These include providing the mobile telecommunications transmission on a real time basis for the release of information relating to the 2008 Beijing Olympics via SMS, “Color Ring” and MMS.

Corporate Social Responsibility. We are committed to fulfilling our responsibility to the community. We have strived to build an “informationalized” society, help eliminate the perceived digital divide, care for the underprivileged and proactively support public welfare initiatives. We have also focused on energy conservation and environmental protection. We have established a corporate social responsibility management structure, with a designated department that reports directly to our Chairman being in charge of the planning and promotion of our corporate social responsibility initiatives. We also issued our first Corporate Responsibility Report in March 2007.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications. In 2006, we upgraded and expanded these systems to improve our management and operations.

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

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Information Industry allocated a total of 44 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive right to use such frequency spectrum in Mainland China.

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

Base Station Sites. In urban areas, our base station sites are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base station sites are of limited size, as base station equipment does not generally require significant space. As of the end of 2006, we had approximately 234,000 base stations. Generally, depending on the length of time required for negotiation with respect to use of the land or buildings, construction of a base station takes approximately one to three months in an urban area and approximately three to six months in a rural area. We anticipate that we will need a significant number of new sites in connection with the expansion of our mobile telecommunications networks. There can be no assurance that we will be able to obtain the requisite number of sites on reasonable commercial terms.

Equipment Suppliers. We select our principal suppliers from among leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Information Industry. In 2006, we purchased our GSM networks equipment primarily from Huawei Technologies, Ericsson, Nokia, Motorola and Alcatel-Lucent. In addition, in light of the development of 3G-based technologies, most of our newly-purchased GSM networks equipment is also compatible with 3G-based technologies.

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

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, served as a Non-Executive Director of our company from August 2003 until March 2005. Sir Julian Michael Horn-Smith, Deputy Chief Executive Officer and Executive Director of Vodafone, served as a Non-Executive Director of our company from March 2005 until June 2006. Mr. Paul Michael Donovan, Chief Executive Officer for Central Europe, Middle East, Asia-Pacific and Affiliates of Vodafone, joined our board of directors as a Non-Executive Director in June 2006. See “Item 6. Directors, Senior Management and Employees”. In addition, as of May 31, 2007, Vodafone held approximately 3.21% of our outstanding shares. See “— The History and Development of Company — Expansion Through Acquisitions”.

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

Strategic Alliance Agreement with Phoenix and Memorandum of Understanding with News Corporation and STAR Group Limited

On June 8, 2006 we entered into a strategic alliance agreement with Phoenix Satellite Television Holdings Limited, or Phoenix, a leading satellite television operator broadcasting into Mainland China, pursuant to which we and Phoenix will cooperate in the joint development, marketing and delivery of innovative wireless content, products, services and applications, among others. The strategic alliance agreement became unconditional on August 25, 2006, and we currently have a number of cooperative initiatives underway with Phoenix.

In addition, on June 8, 2006, we entered into a memorandum of understanding with News Corporation and STAR Group Limited in connection with the intention of the parties to build a long-term wireless media strategic partnership and to explore various areas of cooperation, which may include the aggregation, development and marketing of multimedia content and other wireless value-added services, by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world. We are currently working with News Corporation and STAR Group Limited on a number of cooperative initiatives.

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

In accordance with the PRC government policy of encouraging competition in the PRC telecommunications industry, the government has previously authorized new entrants to offer IP-based long distance call services, data and Internet services. In 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited, which created two large telecommunications companies, China Telecom and China Netcom. Increased competition from new entrants in China’s telecommunications industry could adversely affect our financial condition and results of operations. See “Item 3. Key Information — Risk Factors — New entrants in and further restructuring of the telecommunications industry in Mainland China may further intensify competition and materially and adversely affect our business and prospects”.

We are facing intensified competition from other operators. China Unicom provides mobile telecommunications services through GSM and CDMA networks throughout Mainland China. In addition, China Telecom and China Netcom offer local wireless access services, such as Xiaolingtong services, throughout Mainland China. Xiaolingtong services are local telecommunications services based on the Personal Access System technology, which provide subscribers with wireless access in a low-mobility environment through radio base stations with short-distance coverage. In addition, China Unicom, China Telecom and China Netcom launch from time to time promotional offers, such as handset subsidies and tariff packages, to attract customers. China Telecom and China Netcom also offer Xiaolingtong services together with fixed-line services as a package. Despite intensified competition, we believe that we have significant competitive advantages due to:

•	economies of scale;

•	our superior mobile telecommunications networks;

•	our advanced and flexible support systems;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of value-added business;

•	our experienced management team and seasoned employees; and

•	our financial resources.

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

World Trade Organization

China officially joined the WTO on December 11, 2001. Under the Protocol on the Accession of the People’s Republic of China, dated as of November 11, 2001, China agreed to gradually open various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services have been gradually expanded over a period of six years. Under the accession protocol, the telecommunication market is divided into fixed-line services, mobile voice and data services, paging services and value-added services. Value-added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors were permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in China. By December 11, 2006, such joint ventures were permitted to offer mobile voice and data services in China without any geographic restrictions.

The table below summarizes the foreign ownership restrictions for telecommunications joint ventures in China as well as applicable geographic restrictions:

Foreign Ownership Percentage and Geographic Restrictions

for Foreign-Funded Telecommunications Enterprises

	As of December 31,
Sector	2001		2002		2003		2004		2005	2006		2007
Mobile	25%		35%				49%			49%
	(3 cities	)(1)	(17 cities	)(2)			(17 cities	)(2)		(nationwide	)
Fixed-line	N/A		N/A		N/A		25%			35%		49%
							(3 cities	)(1)		(17 cities	)(2)	(nationwide	)
Value-added	30%		49%		50%
	(3 cities	)(1)	(17 cities	)(2)	(nationwide	)
Paging	30%		49%		50%
	(3 cities	)(1)	(17 cities	)(2)	(nationwide	)

Source: the official website of the PRC Ministry of Information Industry.

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

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

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Ministry of Information Industry, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2007 legislation agenda of the National People’s Congress, the draft telecommunications law has not yet been scheduled for review or adoption, although it is reportedly one of nine draft legislations reserved for potential review. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and value-added service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in China must apply for specific permits from the Ministry of Information Industry in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us, China Unicom is also authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China.

On December 11, 2001, China officially joined the WTO. To implement China’s commitments under the WTO, the Administration of Foreign-Funded Telecommunications Enterprises Provisions became effective on January 1, 2002, permitting foreign investment in joint ventures that provide telecommunications services in China. However, such investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Administration of Foreign-Funded Telecommunications Enterprises Provisions, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services (including radio paging services).

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

On May 2, 2002, the relevant regulatory authorities in China informed us that the standard spectrum usage fees for GSM networks would be adjusted progressively over a period of three years, and that the adjustments would be effective for a period of five years from July 1, 2002. For the first year, spectrum usage fees for GSM networks would be charged at the annual rate of RMB7.5 million per MHz frequency. For the second year, the annual fee would be RMB11.25 million per MHz frequency and from the third year onward, the annual fee would be RMB15 million per MHz frequency. All adjusted annual fees are charged on the basis that upward and downward frequencies are separately charged. The relevant regulatory authorities in China may review these fee arrangements in the future. However, we expect that we will be able to continue to use our currently allocated spectrum.

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

Tariff Setting. The levels and categories of our tariffs are subject to regulation by various government authorities, including the Ministry of Information Industry, the National Development and Reform Commission and, at the local level, the relevant provincial price regulatory authorities. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum tariffs for all domestic long distance calls and international calls (other than Internet Protocol phone calls) are fixed jointly by the Ministry of Information Industry and the National Development and Reform Commission. In August 2005, the Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have, among other things, more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, provided that these tariffs set by network operators do not exceed the respective maximum tariffs determined by the Ministry of Information Industry in consultation with the National Development and Reform Commission and that the tariff plans are filed with the Ministry of Information Industry and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level. Furthermore, officials from the Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that these two regulatory authorities intend to further reduce the maximum domestic roaming charges and allow network operators more flexibility in lowering their domestic roaming charges. Our international roaming charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

The Ministry of Information Industry has also been encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. Officials from the Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that the caller-party-pays regime will be phased in within approximately two years.

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

Employees

As of December 31, 2004, 2005 and 2006, we had 88,127, 99,104 and 111,998 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2006 are classified in the following table. Approximately 75.8% of our permanent employees have college or graduate degrees.

Management	20,272
Technical and engineering	32,031
Sales and marketing	53,087
Financial and accounting	6,608

Total	111,998

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

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Note 40 to our consolidated financial statements summarizes the significant differences between Hong Kong GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of profit attributable to equity shareholders and shareholders’ equity. In addition, note 40 to our consolidated financial statements includes our condensed consolidated financial statements prepared and presented in accordance with U.S. GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis in this section pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2004, 2005 and 2006. Our consolidated financial statements reflect the results of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC from July 1, 2004, the date of the acquisition. Our consolidated financial statements reflect the results of Peoples from January 5, 2006.

Overview of Our Operations

During 2004, 2005 and 2006, our network capacity, subscriber base and usage and operations continued to experience significant growth. We believe that with the ongoing market-oriented restructuring of the telecommunications industry, as well as the continued development of the Chinese economy and increase in per capita income in Mainland China, the telecommunications industry will continue to grow rapidly. Given the relatively low penetration rates in Mainland China in general and, in particular, in the central and western regions, we believe that there is substantial potential for continued future subscriber growth.

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 3. Key Information — Risk Factors — Adverse changes in the economic policies of the PRC government could have a material adverse effect on the overall economic growth of Mainland China, which could reduce the demand for our services and have a material adverse effect on our business, financial condition and results of operations” and “Item 4. Information on the Company — Business Overview — Regulation”. Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations.

On March 16, 2007, the PRC Enterprise Income Tax Law was enacted, and will become effective on January 1, 2008. The PRC Enterprise Income Tax Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises). The exact impact of this new law on our financial condition and results of operations will depend on detailed pronouncements that are to be subsequently issued, including implementation rules on transitional policy of preferential tax treatments granted under the current tax law and administrative regulations, and consequently we cannot reasonably estimate the financial impact of the new law on us at this stage. However, we expect this new law to have an overall positive impact on our financial condition and results of operations.

Our Previous Acquisitions of Regional Mobile Telecommunications Companies and Other Telecommunications Assets in Mainland China and Hong Kong Have Materially Impacted Our Financial Results

Following our acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi and CMC on July 1, 2004, we began to provide a full range of mobile telecommunications services in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. Moreover, we acquired all of the issued and outstanding shares of Peoples in 2006. See “Item 4. Information on the Company — The History and Development of Company — Expansion Through Acquisitions.” We have adopted the purchase accounting method to account for these acquisitions under Hong Kong GAAP. Accordingly, our consolidated financial statements include the results of these companies from the respective dates of the acquisitions. Under U.S. GAAP, except for our acquisition of Peoples, our acquisitions of these other companies are considered a combination of entities under common control which would be accounted for in a manner similar to a pooling-of-interests. Consequently, the assets and liabilities are transferred at their historical amounts and our consolidated financial statements are adjusted retrospectively to include the financial statements of these previously separate companies for all periods presented.

These acquisitions have had a material impact on our overall results of operations. In particular, our financial results in 2004 were significantly affected by the inclusion of the results of operations for the ten regional mobile telecommunications companies and other telecommunications assets we acquired in July 2004, and our financial results in 2006 also included the results of operations for Peoples we acquired in 2006. These acquisitions have, among other things, significantly expanded the size of the mobile telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our operating revenue and operating expenses have also increased significantly.

Operating Arrangements We Entered Into Over the Last Several Years Have Materially Impacted Our Financial Results

Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our subsequent acquisitions of regional mobile telecommunications companies and other telecommunications assets in Mainland China and Hong Kong. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, from July 1, 2004, the domestic roaming arrangements between CMCC and us were terminated and we no longer lease any inter-provincial transmission lines from CMCC. Moreover, we entered into an agreement with CMCC on July 1, 2004 with respect to, among other things, inter-provincial interconnection and roaming, international interconnection and roaming, and inter-provincial and international transmission lines leasing. Pursuant to this agreement, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains the existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays the same to the relevant transmission line providers. Moreover, under this agreement, CMCC: (i) maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions; and (ii) collects the relevant usage fees and other fees from us or the relevant telecommunications services providers in foreign countries and regions and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions or us, as the case may be. In addition, under this agreement, with respect to the inter-provincial interconnection with the relevant telecommunications services providers in Mainland China, CMCC maintains the existing inter-provincial interconnection arrangements with the relevant telecommunications services providers in Mainland China, and collects the relevant usage fees and other fees from us and pays the same to the relevant telecommunications services providers in Mainland China.

Tariff Adjustments

The PRC government has introduced a wide range of tariff adjustments since 2001, which include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges, and connection fees charged to new contract subscribers and, a general reduction in leased line tariffs. Moreover, we are allowed to offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services or other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary voice value-added services and data services packages.

In addition, our international and domestic roaming charges have generally declined in recent years. Officials from the Ministry of Information Industry and the National Development and Reform Commission also indicated in April 2007 that these two regulatory authorities intend to further reduce the maximum domestic roaming charges and allow network operators more flexibility in lowering their domestic roaming charges. Moreover, encouraged by the Ministry of Information Industry, mobile telecommunications operators in Mainland China have been gradually implementing a caller-party-pays regime. Officials from the Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that the caller-party-pays regime will be phased in within approximately two years.

Our average revenue per minute has reflected a downward trend in recent years. However, such decline stimulated a strong price elasticity, which in turn led to a strong growth in our voice usage volume that generally more than offset the adverse effect of the lower average revenue per minute on our overall revenue.

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

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with Hong Kong GAAP. The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as provision for customer point reward program, allowance for doubtful accounts, depreciation and amortization period, amortization of other intangible assets, impairment of long lived assets including property, plant and equipment, goodwill and other intangible assets arising from acquisitions (including that taken initially to reserves) and fair value of share options granted. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate, or because they require judgment and estimation.

Provision for Customer Point Reward Program

We invite our subscribers to participate in a customer point reward program, or the Reward Program, which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program varies depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated statements of income and are accrued as a current liability on the consolidated balance sheets based on: (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Reward Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

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

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually in accordance with Hong Kong GAAP. The useful lives and residual values of each class of our telecommunications assets are reviewed periodically and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. We determine the useful life of our telecommunications assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 2(g) to our consolidated financial statements. In 2006, taking into consideration the evolution of wireless mobile technologies, we revised the estimated useful life of our second generation mobile telecommunications technology, or 2G, wireless network equipment from seven years to five years. In addition, due to the expected changes of mobile switching technologies, including the development of soft switching technologies, to conform with the new generation of mobile technologies in 2007 and for years beyond, we revised the estimated useful life of our existing switching center equipment (excluding soft switching equipment, which conforms with the new generation of mobile technologies) from seven years to five years in 2007. The additional depreciation charges resulting from this revision in 2007 are estimated to be less than the additional depreciation charges resulting from our revision in the estimated useful life of our 2G wireless network equipment in 2006.

Amortization of Other Intangible Assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. We review the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimated period over which future economic benefits will be received by us and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Our policies regarding accounting for these assets are set forth in note 2(e) to our consolidated financial statements.

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets

Our property, plant and equipment, consisting primarily of telecommunications transceivers, switching centers, transmission and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets, including property, plant and equipment and other intangible assets subject to amortization, are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(i) to our consolidated financial statements.

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

Results of Operations

As a result of our acquisitions, our results of operations are not directly comparable with those in prior years.

The following table sets forth selected income statement data for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in millions of RMB)
Operating revenue:
Usage fees	128,534	156,710	189,710
Monthly fees	24,760	25,055	21,629
Value-added services fees	30,236	50,187	69,309
Other operating revenue	8,851	11,089	14,710

Total operating revenue	192,381	243,041	295,358

Operating expenses:
Leased lines	3,861	3,224	2,451
Interconnection	12,072	15,309	18,783
Depreciation	44,186	56,368	64,574
Personnel	9,972	14,200	16,853
Other operating expenses	62,811	80,254	100,772

Total operating expenses	132,902	169,355	203,433

Profit from operations	59,479	73,686	91,925
Amortization of goodwill	(1,930)	—	—
Other net income	3,167	3,284	2,872
Non-operating net income	900	1,025	1,017
Interest income	1,014	1,615	2,604
Finance costs	(1,679)	(1,346)	(1,510)

Profit before tax	60,951	78,264	96,908
Income tax	(19,180)	(24,675)	(30,794)

Profit for the year	41,771	53,589	66,114

Attributable to:
Equity shareholders	41,749	53,549	66,026
Minority interests	22	40	88

Profit for the year	41,771	53,589	66,114

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenue. Our operating revenue is mainly derived from usage fees, monthly fees and value-added services fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from subscribers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our subscribers outside their registered service areas. Value-added services fees are mainly derived from voice value-added services, SMS and non-SMS data business. Other operating revenue mainly represents interconnection revenue.

Operating revenue increased 21.5% from RMB243,041 million in 2005 to RMB295,358 million (US$37,846 million) in 2006. This increase was primarily due to the continued expansion in our subscriber base, notably in the central and western regions of Mainland China, the continued growth in voice usage volume and the rapid expansion of our value-added business. Our total number of subscribers was approximately 301.2 million as of December 31, 2006, compared to approximately 246.7 million as of December 31, 2005.

Revenue from usage fees increased 21.1% from RMB156,710 million in 2005 to RMB189,710 million (US$24,309 million) in 2006. This increase principally resulted from the continued rapid economic development in the PRC, the continued expansion in our subscriber base and the further increase in our voice usage volume during 2006. Although our average revenue per minute reflected a downward trend from 2005 to 2006, such decline stimulated a strong price elasticity, which in turn led to a strong growth in our voice usage volume that more than offset the adverse effect of the lower average revenue per minute on our overall revenue from usage fees in 2006. With the expected phase-in of the caller-party-pays regime within approximately two years and potential further declines in roaming charges, our tariffs may continue to decline in future periods, but we currently expect the impact of such developments on our operating revenue to be more than offset by the expected growth in our voice usage volume as most of our subscribers are lower-end. As a percentage of operating revenue, usage fees slightly decreased from 64.5% in 2005 to 64.2% in 2006.

Revenue from monthly fees decreased 13.7% from RMB25,055 million in 2005 to RMB21,629 million (US$2,771 million) in 2006. This decrease was mainly due to the impact of service package substitution at point of access for specific bundles of features and services with no charge of monthly fees. As a percentage of operating revenue, monthly fees decreased from 10.3% in 2005 to 7.3% in 2006.

Revenue from value-added services increased 38.1% from RMB50,187 million in 2005 to RMB69,309 million (US$8,881 million) in 2006. This increase was mainly due to our efforts in promoting and developing our value-added services by providing customers with diversified and personalized value-added services. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB32,201 million in 2006, as compared to RMB24,671 million in 2005, representing an increase of 30.5%. At the same time, revenue generated from Color Ring and WAP, which are part of our non-SMS data business, grew substantially by 97.2% and 92.6% to RMB6,751 million and RMB6,875 million, respectively, as compared to the previous year. In addition, the expansion of our subscriber base was another growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 20.6% in 2005 to 23.5% in 2006. We expect further growth in our value-added business, in particular SMS and non-SMS data business, over the next several years.

Other operating revenue increased 32.7% from RMB11,089 million in 2005 to RMB14,710 million (US$1,885 million) in 2006. This increase resulted principally from an increase in interconnection revenue as a result of the expansion in our subscriber base and an incremental increase in voice usage. As a percentage of operating revenue, other operating revenue increased from 4.6% in 2005 to 5.0% in 2006.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, allowance for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and numbering resources charges, write-off of property, plant and equipment, amortization of other intangible assets and other miscellaneous expenses.

Operating expenses increased 20.1% from RMB169,355 million in 2005 to RMB203,433 million (US$26,067 million) in 2006. This increase was due to the increase in depreciation expenses, interconnection expenses, personnel expenses and other operating expenses.

Total leased line payments decreased 24.0% from RMB3,224 million in 2005 to RMB2,451 million (US$314 million) in 2006. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 1.9% in 2005 to 1.2% in 2006.

Interconnection expenses increased 22.7% from RMB15,309 million in 2005 to RMB18,783 million (US$2,407 million) in 2006. This increase was mainly due to the increase of subscriber base and voice usage volume. Interconnection expenses as a percentage of operating expenses increased from 9.0% in 2005 to 9.2% in 2006.

Depreciation expense increased 14.6% from RMB56,368 million in 2005 to RMB64,574 million (US$8,274 million) in 2006. This increase was mainly due to the revision in the estimated useful life of our 2G wireless network equipment from seven years to five years, which resulted in an additional depreciation charge of RMB11,451 million in 2006. The effect of this additional depreciation charge during 2006 was partially offset by the effect of a reduced basis for calculating depreciation as a result of our substantial disposal and write-off of property, plant and equipment carried out in prior years. As a percentage of operating expenses, depreciation expense decreased from 33.3% in 2005 to 31.8% in 2006.

Personnel expenses increased 18.7% from RMB14,200 million in 2005 to RMB16,853 million (US$2,160 million) in 2006. This increase was primarily due to the recognition of compensation expenses relating to share options granted in the aggregate amount of RMB2,264 million and an increase in headcount from 99,104 at the end of 2005 to 111,998 at the end of 2006. As a percentage of operating expenses, personnel expenses slightly decreased from 8.4% in 2005 to 8.3% in 2006.

Other operating expenses increased 25.6% from RMB80,254 million in 2005 to RMB100,772 million (US$12,912 million) in 2006. This increase was primarily due to the increased sales and marketing expenses in 2006 as a result of our efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our sales and marketing expenses may further increase if industry competition continues to intensify and adversely affects our subscriber growth and retention of our existing customers. However, we will continue implementing and refining our cost control measures and enhancing our advantage in terms of economies of scale. The increase in other operating expenses was also due to the additional network maintenance fee incurred in 2006. As a percentage of operating expenses, other operating expenses increased from 47.4% in 2005 to 49.5% in 2006. Apart from that, other operating expenses also included amortization of other intangibles assets totaling RMB203 million as a result of our acquisition of Peoples in 2006.

Profit from Operations. As a result of the foregoing, profit from operations increased 24.8% from RMB73,686 million in 2005 to RMB91,925 million (US$11,779 million) in 2006, and operating margin (profit from operations as a percentage of operating revenue) increased from 30.3% in 2005 to 31.1% in 2006.

Amortization of Goodwill. Effective January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, we adopted a new accounting policy for goodwill. The new policy has been applied prospectively in accordance with the transitional provisions as set out in HKFRS 3, whereby we no longer amortize goodwill over its estimated useful life but test it at least annually for impairment.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income decreased 12.5% from RMB3,284 million in 2005 to RMB2,872 million (US$368 million) in 2006. This decrease was principally due to the declining selling price of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income slightly decreased by 0.8% from RMB1,025 million in 2005 to RMB1,017 million (US$130 million) in 2006. Non-operating net income is mainly comprised of exchange loss, penalty income, amortization of deferred tax credit on purchase of domestic telecommunications equipment and other miscellaneous non-operating income. Although amortization of deferred tax credit increased 39.2% from RMB526 million in 2005 to RMB732 million in 2006, it was offset in part by an increase in exchange loss in the amount of RMB82 million from RMB130 million in 2005 to RMB212 million in 2006 and a reduction in other miscellaneous income as compared to 2005.

Interest Income. Interest income increased 61.2% from RMB1,615 million in 2005 to RMB2,604 million (US$333 million) in 2006. The higher interest income in 2006 was primarily due to our larger cash balances as a result of the continued improvement in our cash generating capability, which was reflected in the increase of our net cash from operating activities from year to year. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources – Liquidity.”

Finance Costs. Finance costs increased 12.2% from RMB1,346 million in 2005 to RMB1,510 million (US$193 million) in 2006. This increase was primarily due to an increase in interest rate for deferred payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisition of the eight regional mobile telecommunications companies in 2002 and the ten regional mobile telecommunications companies and other telecommunications assets in 2004, computed at the rate of two-year U.S. dollar LIBOR swap rate per annum. The average interest rate for deferred payable increased in July 2006 from 2.76% to 5.41%, resulting in a substantial increase in finance costs. In 2006, the average interest rate that we paid on our outstanding borrowings was approximately 4.11%.

Profit before Tax. As a result of the foregoing, profit before tax increased 23.8% from RMB78,264 million in 2005 to RMB96,908 million (US$12,417 million) in 2006.

Taxation. Our income tax expense increased 24.8% from RMB24,675 million in 2005 to RMB30,794 million (US$3,946 million) in 2006. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 31.5% in 2005 and 31.8% in 2006, respectively.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 23.3% from RMB53,549 million in 2005 to RMB66,026 million (US$8,460 million) in 2006. This increase was primarily due to our organic growth. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 22.0% in 2005 to 22.4% in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenue. Operating revenue increased 26.3% from RMB192,381 million in 2004 to RMB243,041 million in 2005. This increase was primarily due to the continued expansion in our subscriber base, the continued growth in voice usage volume, the rapid expansion of our value-added business and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Our total number of subscribers was approximately 246.7 million as of December 31, 2005, compared to approximately 204.3 million as of December 31, 2004.

Revenue from usage fees increased 21.9% from RMB128,534 million in 2004 to RMB156,710 million in 2005. This increase was principally due to our organic subscriber growth, the organic increase in voice usage volume and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating revenue, usage fees decreased from 66.8% in 2004 to 64.5% in 2005.

Revenue from monthly fees increased 1.2% from RMB24,760 million in 2004 to RMB25,055 million in 2005. This increase was mainly due to the continued increase in contract subscribers and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating revenue, monthly fees decreased from 12.9% in 2004 to 10.3% in 2005.

Revenue from value-added services increased 66.0% from RMB30,236 million in 2004 to RMB50,187 million in 2005. This increase was mainly due to the increased revenue from wireless data and various value-added services as well as the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating revenue, value-added services fees increased from 15.7% in 2004 to 20.6% in 2005.

Other operating revenue increased 25.3% from RMB8,851 million in 2004 to RMB11,089 million in 2005. This increase resulted principally from increased interconnection revenue as well as the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Operating Expenses. Operating expenses increased 27.4% from RMB132,902 million in 2004 to RMB169,355 million in 2005. This increase was primarily due to the increase in depreciation expenses, personnel expenses and other operating expenses, as well as the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Total leased line payments decreased 16.5% from RMB3,861 million in 2004 to RMB3,224 million in 2005. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 2.9% in 2004 to 1.9% in 2005.

Interconnection expenses increased 26.8% from RMB12,072 million in 2004 to RMB15,309 million in 2005. This increase was mainly due to the increase of subscriber base and voice usage volume and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Interconnection expenses as a percentage of operating expenses decreased from 9.1% in 2004 to 9.0% in 2005.

Depreciation expense increased 27.6% from RMB44,186 million in 2004 to RMB56,368 million in 2005. This increase was mainly due to the expansion of our network capacity, the construction of various support networks and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, depreciation expense slightly increased from 33.2% in 2004 to 33.3% in 2005.

Personnel expenses increased 42.4% from RMB9,972 million in 2004 to RMB14,200 million in 2005. This increase was primarily due to the recognition of the compensation expenses of share options granted in the aggregate amount of RMB1,553 million as a result of our adoption of HKFRS 2 during the year and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, personnel expenses increased from 7.5% in 2004 to 8.4% in 2005.

Other operating expenses increased 27.8% from RMB62,811 million in 2004 to RMB80,254 million in 2005. This increase was primarily due to the increase in selling and promotion expenses and the full year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. As a percentage of operating expenses, other operating expenses increased from 47.3% in 2004 to 47.4% in 2005.

Profit from Operations. As a result of the foregoing, profit from operations increased 23.9% from RMB59,479 million in 2004 to RMB73,686 million in 2005, and operating margin (profit from operations as a percentage of operating revenue) decreased from 30.9% in 2004 to 30.3% in 2005.

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

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income increased 3.7% from RMB3,167 million in 2004 to RMB3,284 million in 2005. This increase was principally due to the increase in sales of SIM cards.

Non-Operating Net Income. Non-operating net income increased 13.8% from RMB900 million in 2004 to RMB1,025 million in 2005. This increase was primarily due to the increase of amortization of deferred tax credits in the amount of RMB174 million from RMB352 million in 2004 to RMB526 million in 2005. The increase in amortization of deferred tax credit was primarily due to the increase in the tax credits we received as a result of our purchase of domestic telecommunications equipment.

Interest Income. Interest income increased 59.3% from RMB1,014 million in 2004 to RMB1,615 million in 2005. The higher interest income in 2005 was primarily due to our larger cash balances as a result of the increase of our net cash from operating activities.

Finance Costs. Finance costs decreased 19.8% from RMB1,679 million in 2004 to RMB1,346 million in 2005. This decrease was primarily due to the decrease in short-term borrowings and the repayment of US$690 million convertible notes due on November 3, 2005. In 2005, the average interest rate that we paid on our outstanding borrowings was approximately 3.3%.

Profit before Tax. As a result of the foregoing, profit before tax increased 28.4% from RMB60,951 million in 2004 to RMB78,264 million in 2005.

Taxation. Our income tax expense increased 28.7% from RMB19,180 million in 2004 to RMB24,675 million in 2005. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 31.3% in 2004 and 31.5% in 2005, respectively.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 28.3% from RMB41,749 million in 2004 to RMB53,549 million in 2005. This increase was primarily due to our organic growth and the full-year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 21.7% in 2004 to 22.0% in 2005.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2006, we had a working capital (current assets minus current liabilities) surplus of RMB30,900 million (US$3,960 million) compared to a working capital surplus of RMB11,122 million as of December 31, 2005 and a working capital deficit of RMB17,757 million as of 2004. The substantial improvement in our working capital position in 2006 and 2005 was mainly due to a significant increase in deposits with banks and cash and cash equivalent generated as a result of our business development and the continued expansion of our subscriber base in recent years. As of December 31, 2004, 2005 and 2006, accounts receivable totaled RMB6,553 million, RMB6,603 million and RMB7,153 million (US$917 million), respectively. Short-term bank and other loans (including the current portion of long-term loans, convertible notes, bonds and capital lease obligations) as of December 31, 2004, 2005 and 2006 totaled RMB8,248 million, RMB68 million and RMB3,064 million (US$393 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions of RMB)
Net cash from operating activities	103,779	131,709	149,346
Net cash used in investing activities	(73,302)	(87,116)	(118,841)
Net cash used in financing activities	(24,457)	(25,173)	(23,587)

Net increase in cash and cash equivalents	6,020	19,420	6,918

Net cash from operating activities increased 13.4% from RMB131,709 million in 2005 to RMB149,346 million in 2006, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued growth and economies of scale. Net cash from operating activities increased 26.9% from RMB103,779 million in 2004 to RMB131,709 million in 2005, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued organic growth, economies of scale and the full year effect of our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004.

Net cash used in investing activities increased 36.4% from RMB87,116 million in 2005 to RMB118,841 million in 2006. This increase was primarily due to the increases in deposits with banks and capital expenditures. Net cash used in investing activities increased 18.8% from RMB73,302 million in 2004 to RMB87,116 million in 2005. This increase was primarily due to the increases in deposits with banks and capital expenditures.

Net cash used in financing activities decreased 6.3% from RMB25,173 million in 2005 to RMB23,587 million in 2006. This decrease was primarily due to the redemption in 2005 of convertible notes issued on November 3, 2000 and the repayment of bank and other loans in 2005 that, combined together, had resulted in higher net cash used in financing activities in 2005 as compared to 2006. The slight increase in net cash used in financing activities in 2005 as compared to 2004 was mainly due to a larger dividend payment to shareholders in 2005 compared to 2004.

Capital Expenditures

Capital expenditures incurred during 2004, 2005 and 2006 were RMB61,398 million, RMB71,453 million and RMB86,988 million (US$11,146 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities and structural facilities and the development of new technologies and new businesses. The increase in our capital expenditures was primarily due to increased demand on our network services resulting from the continued expansion of our subscriber base, growth in voice usage volume and rapid development of our value-added business.

We estimate that we will spend approximately RMB99.8 billion (US$12.79 billion) in 2007, RMB98.0 billion (US$12.56 billion) in 2008 and RMB96.0 billion (US$12.30 billion) in 2009 in capital expenditures. These amounts do not include specific capital expenditures that would be required for the construction of 3G networks. The required funding will be sourced largely from cash generated from our operating activities. We expect to incur these expenditures primarily for the purpose of:

•	further expanding our GSM network capacity and coverage;

•	increasing our efforts in improving our support systems;

•	building our own transmission facilities where economically advantageous; and

•	developing and providing new technologies and new businesses.

Following our initial public offering, we have funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short-term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund most of the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2008.

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

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2004, 2005 and 2006, we did not have any long-term bank and other loans and obligations under capital leases (excluding current portions), and our short-term bank and other loans (including the current portion of long-term loans, convertible notes, bonds and capital lease obligations) totaled RMB8,248 million, RMB68 million and RMB3,064 million (US$393 million), respectively. Our short-term loans increased in 2006 primarily due to the inclusion of bonds that are due within one year. Our short-term loans decreased in 2005 primarily due to our redemption of convertible notes, with an aggregate principal amount of US$690 million, on November 3, 2005. Capital lease obligations totaled RMB68 million and RMB68 million (US$9 million) as of December 31, 2005 and 2006, respectively.

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

Our corporate credit rating was raised to A2/Positive Outlook by Moody’s and to A/Outlook Stable by Standard & Poor’s in July 2006, which is equivalent to China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities. Our management currently believes that a downgrade below A2/Positive Outlook or A/Outlook Stable is not likely.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other Contractual Obligations and Commitments

As of December 31, 2006, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

For further disclosure regarding leases and other commitments, please see notes 27 and 28 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2006:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 year	Over 1 year but less than 3 years	Over 3 year but less than 5 years	After 5 years
		(in millions of RMB)
Bills Payable	2,212	2,212	—	—	—
Deferred Payable	38,539	1,279	2,558	2,558	32,144
Long-Term Debt	16,594	3,552	931	5,801	6,310
Capital Lease Obligations	68	68	—	—	—
Trade Payable	57,240	57,240	—	—	—

Total Contractual Obligations	114,653	64,351	3,489	8,359	38,454

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2006:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less Than 1 year	Over 1 year but less than 3 years	Over 3 year but less than 5 years	After 5 years
	(in millions of RMB)
Operating Lease Commitments	13,672	4,644	4,524	2,447	2,057
Capital Commitments	68,772	68,772	—	—	—

Total Commercial Commitments	82,444	73,416	4,524	2,447	2,057

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB61,398 million, RMB71,453 million and RMB86,988 million (US$11,146 million) in 2004, 2005 and 2006, respectively.

All of our current operating subsidiaries are incorporated in Mainland China, except for Peoples, which became our wholly-owned operating subsidiary as of March 28, 2006. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information — Risk Factors — Fluctuations in exchange rates could materially and adversely affect our financial results” and “Item 10. Additional Information — Exchange Controls”.

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our profit attributable to equity shareholders and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP.

	As of or for the year ended December 31
	2004	2005	2006
	(in millions of RMB)
Profit for the year attributable to equity shareholders in accordance with:
Hong Kong GAAP	41,749	53,549	66,026
U.S. GAAP	45,061	54,504	65,074

Shareholders’ equity in accordance with:
Hong Kong GAAP	233,161	272,824	319,002
U.S. GAAP	198,119	237,252	282,690

Under Hong Kong GAAP, we adopted the purchase accounting method to account for our acquisitions of the eight regional mobile telecommunications companies in July 2002, our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004 and our acquisition of Peoples in 2006. Under the purchase accounting method, the acquired results of these companies were included in the results of operations from the respective dates of acquisition. Goodwill is the excess of the cost over the fair value of our share of the identifiable assets and liabilities acquired. In prior years, goodwill arising on the date of our acquisition of the eight regional mobile telecommunications companies in July 2002 and our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in July 2004 is amortized to the consolidated statements of income on a straight line of twenty years. Effective January 1, 2005, we no longer amortize goodwill due to the adoption of HKFRS 3. See “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”.

Under U.S. GAAP, because we and the companies acquired from our immediate holding company were deemed to be under common control prior to the acquisitions, the acquisitions were considered a “combination of entities under common control”. Under U.S. GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and our consolidated financial statements are adjusted retrospectively to include the financial statements of these previously separate companies for all periods presented. The consideration we paid or payable in each acquisition was treated as an equity transaction in the respective years of each acquisition, and goodwill amortization recognized under Hong Kong GAAP in 2004 was reversed for U.S. GAAP purposes.

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

Disclosure relating to these differences can be found in note 40 to our consolidated financial statements. In addition, our condensed consolidated balance sheets as of December 31, 2005 and 2006 and our condensed consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2004, 2005 and 2006 prepared and presented under U.S. GAAP have been included in note 40 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of May 31, 2007.

Name	Age	Position
Mr. WANG Jianzhou	58	Executive Director, Chairman and Chief Executive Officer
Mr. LI Yue	48	Executive Director and Vice President
Mr. LU Xiangdong	47	Executive Director and Vice President
Mr. XUE Taohai	51	Executive Director, Vice President and Chief Financial Officer
Mr. ZHANG Chenshuang	55	Executive Director and Vice President
Mr. SHA Yuejia	49	Executive Director and Vice President
Mr. LIU Aili	43	Executive Director and Vice President
Madam XIN Fanfei	50	Executive Director and Vice President
Mr. XU Long	50	Executive Director
Mr. Paul Michael DONOVAN	48	Non-Executive Director
Dr. LO Ka Shui	60	Independent Non-Executive Director
Mr. Frank K.S. WONG	59	Independent Non-Executive Director
Mr. Moses M.C. CHENG	57	Independent Non-Executive Director

Mr. WANG Jianzhou has served as our Executive Director, Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He is also the President of CMCC, the ultimate controlling shareholder of the Company, and the Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a Master’s Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and has over 29 years of experience in the telecommunications industry.

Mr. LI Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to our network, planning, development strategy and management information systems. He has been serving as Vice President of CMCC since April 2000. Mr. Li is also a director of CMC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 31 years of experience in the telecommunications industry.

Mr. LU Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to our marketing, data and corporate customer matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC, Chairman of Aspire Holdings Limited and a director of Phoenix Satellite Television Holdings Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree in wireless telecommunications, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 25 years of experience in the telecommunications industry.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to our corporate finance and human resources remuneration. Mr. Xue is also Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 27 years of experience in the telecommunications industry and financial management.

Mr. ZHANG Chenshuang has served as our Executive Director and Vice President since July 2004. Mr. Zhang assists the Chief Executive Officer in relation to our corporate affairs. Mr. Zhang has been serving as Vice President of CMCC since April 2001. Mr. Zhang is also a director of CMC. Mr. Zhang previously served as the Deputy Director General of the Office of the Ministry of Posts and Telecommunications, the Director General of the Neimenggu Posts and Telecommunications Administration, and the Assistant to the President of CMCC. He graduated from the Party School of the CPC and received an MBA degree from Hong Kong Polytechnic University. He is a senior economist with over 27 years of experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha assists the Chief Executive Officer in relation to our business support, technology and research & development. He is also a Vice President of CMCC and a director of CMC since May 2005. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director

and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 24 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu assists the Chief Executive Officer in relation to our business expansion. He is also a Vice President of CMCC, a director of CMC and Chairman of CMPak Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of China Mobile Communications Corporation, and Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 24 years of experience in the telecommunications industry.

Madam XIN Fanfei has served as our Executive Director and Vice President since January 2006. Madam Xin assists the Chief Executive Officer in relation to our general administration and investor and media relations. She is also Chairwoman of Peoples. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Assistant to the Director General and Director of the Department of Planning and Construction of Tianjin Mobile Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Vice President of Tianjin Mobile, President of Heilongjiang Mobile Communications Company, and Chairwoman and President of Heilongjiang Mobile. Madam Xin graduated from Xidian University and received an EMBA degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang Province, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 29 years of experience in the telecommunications industry.

Mr. Paul Michael DONOVAN has served as our Non-Executive Director since June 2006. Mr. Donovan is Chief Executive Officer for Central Europe, Middle East, Asia-Pacific and Affiliates (EMAPA) of Vodafone. Mr. Donovan is also a member of the Executive Committee of Vodafone, a director of Vodafone’s operating companies located in Turkey, Hungary, Australia, New Zealand, Egypt, Czech Republic and Romania and also a director of certain other subsidiaries of Vodafone. Prior to his appointment as the Chief Executive Officer of the EMAPA division, Mr. Donovan was Chief Executive Officer of the Other Vodafone Subsidiaries, which included 14 of Vodafone’s operating subsidiaries. Mr. Donovan joined Vodafone UK in 1999 as Managing Director — Commercial, and in 2001 was appointed the Chief Executive Officer of Vodafone Ireland. In 2004 he assumed the additional role of Global Director of Business Integration, leading One Vodafone, Vodafone’s business transformation program. Mr. Donovan began his career in FMCG sales and marketing at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989. He holds a Bachelor of Arts Degree in Scandinavian Studies from University College London and a Master’s Degree in Business Administration from Bradford University Management Centre, and has over 15 years experience in the telecommunications and information technology industries, gained at Apple Computer, BT and Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecommunications provider Optus Communications. His other directorships held in listed public companies in the last three years include Vodafone Libertel NV, Vodafone Egypt Telecommunications S.A.E., Vodafone-PanafonHellenic Telecommunications Company S.A. and Bharti Tele-Ventures Limited.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive chairman of Eagle Asset Management (CP) Limited (manager of Hong Kong listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, City e-Solutions Limited, Melco International Development Limited, The HSBC China Fund Limited, Tom Online Inc. and Winsor

Properties Holdings Limited. He was also a director of Hong Kong Exchanges and Clearing Limited. Apart from the aforesaid, he did not hold any other directorships in other listed public companies in the last three years. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Airport Authority. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 27 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong is currently Vice Chairman of DBS Bank, Chief Operating Officer and a member of the boards of DBS Bank and DBS Group Holdings, and Chairman of DBS Bank (Hong Kong). Mr. Wong is also a director of the Singapore Tourism Board, National Healthcare Group Pte Ltd and Mapletree Investments Pte Ltd, and is a member of the University Court of The University of Hong Kong. He previously held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.

Mr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Mr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, China COSCO Holdings Company Limited, China Resources Enterprise Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited, Tian An China Investments Company Limited and Hong Kong Exchanges and Clearing Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2006 for services performed as directors, officers or employees was approximately HK$63 million (US$8.2 million).

We adopted a share option scheme on October 8, 1997, or the Old Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the Old Scheme was terminated and a new share option scheme, or the Current Scheme, was adopted. The purpose of the Current Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holdings companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, thereby providing incentives to these participants. Under the Current Scheme, the directors of the Company may, at their discretion, invite the plan participants to take up options to subscribe for the ordinary shares of the Company.

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. As at December 31, 2006, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 14,401,300. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,559,974,404. No share options were granted under the Current Scheme during the year ended December 31, 2006.

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

For options granted under the Current Scheme, the exercise price of the options are determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

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

As of December 31, 2006, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under both the Old Scheme and, from June 24, 2002 onwards, the Current Scheme. In 2006, 132,654,741 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

As a foreign private issuer (as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange.

Employees

See “Item 4. Information on the Company — Business Overview — Employees”.

Share Ownership

As of December 31, 2006, the following directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2006, options exercisable for an aggregate of 9,258,950 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$45.04 per share through October 7, 2007.

Director	Number of shares covered by options
Xu Long	1,000,000

The following options are exercisable at a price of HK$32.10 per share through October 7, 2007.

Director	Number of shares covered by options
Sha Yuejia	250

The following options are exercisable at a price of HK$22.85 per share from July 3, 2007 through July 2, 2012.

Director	Number of shares covered by options
Xue Taohai	100,000
Sha Yuejia	90,000
Liu Aili	90,000
Xu Long	90,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	58,000
Lu Xiangdong	58,000
Xue Taohai	58,000
Zhang Chenshuang	68,000
Sha Yuejia	27,550
Liu Aili	27,550
Xu Long	39,000

The following options are exercisable at a price of HK$22.75 per share from October 28, 2007 through October 27, 2014:

Director	Number of shares covered by options
Li Yue	96,000
Lu Xiangdong	96,000
Xue Taohai	96,000
Zhang Chenshuang	96,000
Sha Yuejia	55,050
Liu Aili	55,050
Xu Long	78,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	335,000

The following options are exercisable at a price of HK$26.75 per share from December 21, 2007 through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	180,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	388,000
Li Yue	312,000
Lu Xiangdong	312,000
Xue Taohai	312,000
Zhang Chenshuang	312,000
Sha Yuejia	312,000
Liu Aili	51,200
Xu Long	92,000
Lo Ka Shui	160,000
Frank K.S. Wong	160,000
Moses M.C. Cheng	160,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2007 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	291,000
Li Yue	234,000
Lu Xiangdong	234,000
Xue Taohai	234,000
Zhang Chenshuang	234,000
Sha Yuejia	234,000
Liu Aili	45,150
Xu Long	81,000
Lo Ka Shui	120,000
Frank K.S. Wong	120,000
Moses M.C. Cheng	120,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2008 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	291,000
Li Yue	234,000
Lu Xiangdong	234,000
Xue Taohai	234,000
Zhang Chenshuang	234,000
Sha Yuejia	234,000
Liu Aili	45,150
Xu Long	81,000
Lo Ka Shui	120,000
Frank K.S. Wong	120,000
Moses M.C. Cheng	120,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2007, approximately 74.46% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2007, our majority shareholders held, directly or indirectly, between approximately 74.46% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2007, CMCC indirectly owned an aggregate of approximately 74.46% of our issued and outstanding share capital.

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

Following the completion of our acquisition of the telecommunication assets from our parent company in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. As a result, we no longer have inter-provincial roaming and interconnection arrangement with CMCC and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to an agreement we entered into with CMCC on July 1, 2004 (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunication service providers in foreign countries and regions.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, Brunei, Cambodia, Indonesia, New Zealand, South Korea, Thailand and the United States. In addition, it has filed applications in Bangladesh, Canada, India, Malaysia and Philippines to register the “CHINA MOBILE” name and logo as a trademark for certain goods and services. In July 2002, we entered into a licensing agreement (the “Trademark Licensing Agreement”) with CMCC for, among other things, the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. This licensing agreement replaces the previous licensing agreements entered into with CMCC in October 1999 and the supplemental licensing agreement entered into in September 2000. In addition, each of the companies that we acquired in July 2004, other than Jingyi, has entered into a licensing agreement with CMCC (together with the Trademark Licensing Agreement, the “Trademark Licensing Agreements”) for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee is payable until December 31, 2007.

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

Following the completion of our acquisition of the telecommunications assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004 (the “Spectrum and Numbering Resources Agreement”), pursuant to which CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the Ministry of Information Industry. In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the Ministry of Information Industry, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Following the completion of our acquisition of the telecommunications assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004 (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), pursuant to which CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pay the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers.

Platform Development

Aspire is 66.41% owned by us, and it is a joint venture with Vodafone and Hewlett-Packard Company. It entered into a platform development master agreement (the “Platform Development Agreement”) with CMCC on January 10, 2001. Under the Platform Development Agreement, Aspire (or its subsidiaries) provides technology platform development and maintenance services to CMCC and its then subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

Miscellaneous

In 2006, there was no consideration passed through CMCC and us under the International Roaming Settlement Agreement, the Trademark Licensing Agreements, the Spectrum and Numbering Resources Agreement and the Inter-Provincial Transmission Line Leasing Settlement Agreement.

The transactions contemplated under the Platform Development Agreement have been entered into in the ordinary course of business and on normal commercial terms. Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), such transactions are considered to be “connected transactions” and would normally require full disclosure and, in certain circumstances, prior independent shareholders’ approval on each occasion they arise. As the transactions contemplated under the Platform Development Agreement are expected to be continued in the normal course of business, our directors consider that such disclosure and approval would be impractical. Accordingly, our directors have requested the Hong Kong Stock Exchange to grant, and the Hong Kong Stock Exchange has granted, waiver from compliance with the normal approval and disclosure requirements related to connected transactions under the Hong Kong Listing Rules which were in force prior to March 31, 2004, which waiver was effective until December 31, 2006, upon the following conditions:

(1)	the transactions as well as the Platform Development Agreement will be (a) entered into in the ordinary and usual course of business on terms that are fair and reasonable so far as our independent shareholders are concerned, and (b) on normal commercial terms and in accordance with the terms of the Platform Development Agreement;

(2)	details of the transactions, as required by rule 14.25(1)(A) to (D) of the Listing Rules, which were in force prior to March 31, 2004, shall be disclosed in our Hong Kong annual report;

(3)	our independent non-executive directors shall review annually the transactions and confirm in our Hong Kong annual report and financial statements for the relevant year that the transactions have been conducted in the manner stated in paragraph (1) above and within the upper limit stated below;

(4)	our auditors shall review annually the transactions and provide our directors with a letter, details of which will be set out in our Hong Kong annual report, stating that the transactions:

•	received the approval of our board of directors;

•	are in accordance with the pricing policies as stated in our annual report;

•	have been conducted in the manner as stated in (1)(b) above; and

•	have not exceeded the upper limit as set forth in paragraph (7) below;

(5)	details of the transactions are disclosed to our independent shareholders who shall have voted in favor of an ordinary resolution to approve the connected transaction and the upper limit set out below at our extraordinary general meeting;

(6)	CMCC has undertaken to us that our auditors will be granted access to such of its and its associates’ accounting records for the purposes of reviewing the transactions mentioned above; and

(7)	payments payable by CMCC to Aspire or its subsidiaries in respect of platform development charges in any fiscal year shall not exceed 3% of our consolidated net tangible assets as of the end of such year.

Our independent shareholders approved the connected transactions contemplated under the Platform Development Agreement and the related upper limit at our extraordinary general meeting held on May 15, 2003.

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, CMCC no longer provides mobile telecommunications services in Mainland China other than through us. Therefore, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between us and CMCC or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

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

The transactions relating to platform development between CMCC and Aspire remain as connected transactions under the Hong Kong Listing Rules, and the charges paid by CMCC to Aspire or its subsidiaries have not exceeded 3% of our consolidated net tangible assets as of December 31, 2006. The platform development charges payable were determined according to standards laid down by the relevant government departments and/or by reference to market rates, and the waiver granted by the Hong Kong Stock Exchange as mentioned in sub-paragraph (7) above that is related to such transactions was effective until December 31, 2006.

We expect that the consideration payable by CMCC to Aspire (or its subsidiaries) under the Platform Development Agreement for the year ending December 31, 2007 will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. Accordingly, the Platform Development Agreement is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In February 2007, CMCC, our parent company, acquired 88.86% of the outstanding shares of Paktel Limited, a mobile telecommunications operator in Pakistan, from Millicom International Cellular S.A. Paktel Limited was subsequently renamed CMPak Limited. In May 2007, CMCC acquired the remaining 11.14% of the outstanding shares of CMPak Limited from the minority shareholders of CMPak Limited and, as a result, CMPak Limited became a wholly-owned subsidiary of CMCC. CMCC has indicated that to the extent it decides to transfer or otherwise dispose of its interests in CMPak Limited in the future, it may give us preferential consideration as a potential transferee.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our favorable operating results in 2006 and our long-term development in the future, and in accordance with our dividend payout plan for the full year of 2006, our board of directors recommended payment of an ordinary final dividend of HK$0.763 per share for the financial year ended December 31, 2006. This, together with the ordinary interim dividend of HK$0.62 per share paid during 2006, amounted to an aggregate ordinary dividend payment of HK$1.383 per share for the full financial year of 2006, representing an increase of 35.6% over the annual dividend of HK$1.02 per share for the full year of 2005.

The dividend payout ratio for the year 2006 was 42%. In addition, while the profit and dividend per share for the year 2006 continued to maintain a favorable growth, our board of directors, having taken into full account the interests of our shareholders, recommended payment of a special final dividend in 2006 of HK$0.069 per share to cater for the effect of our revised depreciation policy on the profit attributable to shareholders. This, together with the special interim dividend of HK$0.09 per share paid during 2006, amounted to an aggregate special dividend payment of HK$0.159 per share for the full financial year of 2006. Having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and our future continuing development needs, we plan that our dividend payout ratio for the full financial year of 2007 will be 43%. In addition, we will consider distributing a special dividend for the year 2007 to cater for the effect of the revision of our depreciation policy in 2007 on the profit attributable to shareholders. Our board of directors believes that our strong free cash flow will be capable of supporting the investments required to maintain our sustained stable growth, while also providing our shareholders with a favorable cash return. We will continue our efforts to achieve a sustainable, steadily increasing dividend over the longer term, with a view to generating the best possible returns for our shareholders.

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

As of December 31, 2006 and May 31, 2007, there were 19,967,815,140 and 19,997,027,813, respectively, ordinary shares issued and outstanding. As of December 31, 2006 and May 31, 2007, there were, respectively, 123 and 133 registered holders of American depositary receipts evidencing 82,182,807 and 100,509,981 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2002	28.40	17.80	17.87	11.30

2003	23.90	14.85	15.54	9.30

2004	27.85	19.25	18.07	12.31

2005	39.80	23.45	25.66	14.91
First Quarter	26.65	23.45	17.10	14.91
Second Quarter	29.70	25.10	19.17	16.20
Third Quarter	38.25	27.55	24.86	17.93
Fourth Quarter	39.80	33.80	25.66	21.70

2006
First Quarter	41.65	35.60	26.91	22.82
Second Quarter	46.75	39.45	30.93	24.76
Third Quarter	55.65	44.10	36.25	27.94
Fourth Quarter	69.40	55.95	44.96	35.48
December	67.95	61.15	44.16	39.50

2007
January	77.50	64.70	50.65	41.85
February	79.35	72.40	51.39	44.16
March	73.65	67.00	47.08	42.59
First Quarter	79.35	64.70	51.39	41.85
April	75.70	70.25	48.64	45.01
May	74.65	70.95	48.20	44.94
June (through June 6)	72.85	72.20	46.51	45.96

We may conduct in the future a public offering and listing of our A shares in the PRC, which will be a separate class of our ordinary shares denominated in Renminbi and listed on a PRC stock exchange, although there are no definitive plans for a transaction at this point in time and there is no specific timetable for the offering. We believe that an A share offering would provide us with better access to the capital markets in the PRC and enable our subscribers in the PRC to have an opportunity to become our shareholders. A decision to proceed with such an offering, as well as the precise timing of such an offering, would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York, as depositary, and the assumption that each obligation in the Deposit Agreement among us, The Bank of New York, as depositary, and owners and beneficial owners of ADRs issued thereunder, and any related agreement will be performed in accordance with its terms.

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

The dividend is taxable to you when you, in the case of shares, or The Bank of New York, as depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2006.

We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2006, we had no foreign exchange forward contracts outstanding. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2006 and 2005.

	Expected Maturity Date						As of December 31, 2006		As of December 31, 2005
	2007	2008	2009	2010	2011	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:

Obligations under capital leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	2,996	—	—	—	4,967	4,974	12,937	13,218	12,912	13,685
Average interest rate	3.50%	—	—	—	4.81%	4.50%	4.13%	—	3.97%	—
Deferred payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	5.41%	4.11%	—	2.74%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks and cash and cash equivalents as of December 31, 2006 and 2005.

	Expected Maturity Date						As of December 31, 2006			As of December 31, 2005
	2007	2008	2009	2010	2011	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments
Deposits with banks:
in U.S. dollars	276	—	—	—	—	—	276	276	17	17
in Hong Kong dollars	—	—	—	—	—	—	—	—	134	134
Cash and cash equivalents:
in U.S. dollars	511	—	—	—	—	—	511	511	567	567
in Hong Kong dollars	5,091	—	—	—	—	—	5,091	5,091	4,266	4,266

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures. As of December 31, 2006, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

Management of China Mobile Limited (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Hong Kong Financial Reporting Standards and the required reconciliation to U.S. generally accepted accounting principles.

As of December 31, 2006, the Company’s management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2006 was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page 70, which expresses unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

/s/ WANG Jianzhou		/s/ XUE Taohai
Name:	WANG Jianzhou	Name:	XUE Taohai
Title:	Chairman and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that China Mobile Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Mobile Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that China Mobile Limited maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, China Mobile Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile Limited and subsidiaries as of December 31, 2005 and 2006, and consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 8, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong

June 8, 2007

Changes in Internal Control Over Financial Reporting. During 2006, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the years ended December 31, 2005 and 2006:

	Audit Fees			Audit-Related Fees	Tax Fees		All Other Fees
2005	US$	7,606,000		—	US$	3,000	US$	77,000
2006	US$	10,254,000	(1)	—	US$	19,000	US$	4,510,000	(2)

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for Sarbanes-Oxley Act of 2002 advisory services provided to us.

Before our principal accountants were engaged by us or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements.

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits.

(a) See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b) Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended). (1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

Exhibit Number	Description of Exhibit
4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule). (5)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation). (5)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (5)

4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule). (5)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation). (5)

4.11	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (5)

4.12	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (5)

4.13	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation). (5)

4.14	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.15	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.16	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.17	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 12, 2007

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended) (1).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Agreement on Use of Premises and Related Management Services, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.4	Telecommunications Services Agreement, dated December 30, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.5	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation. (5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule). (5)

4.7	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation). (5)

4.8	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation). (5)

4.9	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule). (5)

4.10	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation). (5)

4.11	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule). (5)

4.12	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation). (5)

4.13	Trademark Licensing Agreement, dated April 23, 2004, between China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation). (5)

4.14	Trademark License Agreement, dated July 18, 2002, between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

Exhibit Number	Description of Exhibit
4.15	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.16	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

4.17	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited (the “Company”) and subsidiaries (together referred to as the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 40 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of China Mobile Limited’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 8, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG

Hong Kong

June 8, 2007

Consolidated Statements of Income

(Amounts in millions, except share data)

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Operating revenue

Usage fees		128,534	156,710	189,710
Monthly fees		24,760	25,055	21,629
Value-added services fees		30,236	50,187	69,309
Other operating revenue		8,851	11,089	14,710

Total operating revenue	4	192,381	243,041	295,358

Operating expenses

Leased lines		3,861	3,224	2,451
Interconnection		12,072	15,309	18,783
Depreciation		44,186	56,368	64,574
Personnel		9,972	14,200	16,853
Other operating expenses		62,811	80,254	100,772

Total operating expenses	5	132,902	169,355	203,433

Profit from operations		59,479	73,686	91,925

Amortization of goodwill		(1,930)	—	—

Other net income	6	3,167	3,284	2,872

Non-operating net income	7	900	1,025	1,017

Interest income		1,014	1,615	2,604

Finance costs	8	(1,679)	(1,346)	(1,510)

Profit before tax		60,951	78,264	96,908

Income tax	11	(19,180)	(24,675)	(30,794)

Profit for the year		41,771	53,589	66,114

Attributable to:

Equity shareholders of the Company		41,749	53,549	66,026
Minority interests		22	40	88

Profit for the year		41,771	53,589	66,114

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (continued)

(Amounts in millions, except share data)

			Year ended December 31,
	Note		2004	2005	2006
			RMB	RMB	RMB
Dividends payable to equity shareholders of the Company attributable to the year:
Ordinary interim dividend declared and paid during the year	12		4,175	9,259	12,612
Special interim dividend declared and paid during the year	12		—	—	1,831
Ordinary final dividend proposed after the balance sheet date	12		9,614	11,767	15,327
Special final dividend proposed after the balance sheet date	12		—	—	1,386

			13,789	21,026	31,156

Basic net income per share	2	(v)	RMB2.12	RMB2.71	RMB3.32

Weighted average number of shares used in calculating basic net income per share (thousands)			19,673,185	19,738,229	19,892,968

Diluted net income per share	2	(v)	RMB2.12	RMB2.70	RMB3.29

Weighted average number of shares used in calculating diluted net income per share (thousands)			19,774,093	19,892,163	20,078,549

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in millions)

		December 31,
	Note	2005	2006
		RMB	RMB
Assets

Current assets
Cash and cash equivalents		64,461	71,167
Deposits with banks		41,925	82,294
Tax recoverable		165	468
Amount due from ultimate holding company	13	63	305
Prepayments and other current assets		3,583	4,613
Other receivables	14	1,911	2,500
Accounts receivable	15	6,603	7,153
Inventories	16	2,365	3,007

Total current assets		121,076	171,507

Property, plant and equipment	17	216,505	218,274
Construction in progress		34,201	52,436
Land lease prepayments		7,243	7,675
Goodwill	18	35,300	36,894
Other intangible assets	19	—	700
Interest in associates	20	—	—
Other financial assets	21	77	77
Deferred tax assets	22	6,625	7,113

Total assets		421,027	494,676

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (continued)

(Amounts in millions)

		December 31,
	Note	2005	2006
		RMB	RMB
Liabilities and equity

Current liabilities
Accounts payable	23	41,931	57,240
Bills payable		1,359	2,212
Deferred revenue – current portion	24	16,975	21,823
Accrued expenses and other payables	25	40,007	46,130
Amount due to immediate holding company	13	96	186
Amount due to ultimate holding company	13	269	129
Interest-bearing borrowings	26	—	2,996
Obligations under capital lease	27	68	68
Current taxation		9,249	9,823

Total current liabilities		109,954	140,607

Deferred tax liabilities	22	97	192
Interest-bearing borrowings	26	36,545	33,574
Deferred revenue, excluding current portion	24	1,324	930

Total liabilities		147,920	175,303

Total equity attributable to:

Equity shareholders of the Company		272,824	319,002
Minority interests		283	371

Total liabilities and equity		421,027	494,676

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in millions)

		Year ended December 31,
	Note	2004	2005	2006
		RMB	RMB	RMB
Operating activities
Profit before tax		60,951	78,264	96,908
Adjustments for:
- Depreciation of property, plant and equipment		44,186	56,368	64,574
- Amortization of land lease prepayments		134	169	176
- Amortization of goodwill		1,930	—	—
- Amortization of other intangible assets		—	—	203
- Loss on disposal of property, plant and equipment		535	411	46
- Write-off of property, plant and equipment		5,900	5,645	2,857
- Allowance for doubtful accounts		2,273	2,968	3,852
- Amortization of deferred expenses		47	—	—
- Interest income		(1,014)	(1,615)	(2,604)
- Interest expense		1,679	1,346	1,510
- Dividend income		(84)	(51)	(39)
- Equity-settled share-based payment expenses		255	1,553	2,264
- Unrealized exchange loss, net		24	108	212

Profit from operations before changes in working capital		116,816	145,166	169,959
(Increase)/decrease in inventories		(106)	134	(626)
Decrease in amount due from fellow subsidiaries		896	—	—
Decrease/(increase) in amount due from ultimate holding company		662	293	(242)
Increase in accounts receivable		(2,082)	(3,037)	(4,310)
Decrease/(increase) in other receivables		377	134	(313)
Increase in prepayments and other current assets		(555)	(609)	(1,030)
Decrease in amount due to fellow subsidiaries		(4,661)	—	—
Decrease in amount due to ultimate holding company		(1,257)	(190)	(140)
Increase in accounts payable		2,707	2,303	6,556
Increase/(decrease) in bills payable		—	11	(3)
Increase in accrued expenses and other payables		6,365	7,670	6,033
Increase in deferred revenue		2,724	4,419	4,455

Cash generated from operations		121,886	156,294	180,339
Tax paid
- Hong Kong profits tax paid		—	—	(21)
- PRC enterprise income tax paid		(18,107)	(24,585)	(30,972)

Net cash generated from operating activities carried forward		103,779	131,709	149,346

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Amounts in millions)

			Year ended December 31,
	Note		2004	2005	2006
			RMB	RMB	RMB
Net cash generated from operating activities brought forward			103,779	131,709	149,346

Investing activities

Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	(b	)	(12,238)	—	(3,410)
Capital expenditure			(58,367)	(66,027)	(76,969)
Land lease prepayments			(776)	(1,079)	(597)
Payment for purchase of other intangible assets			—	—	(45)
Proceeds from disposal of property, plant and equipment			93	132	80
Increase in deposits with banks			(3,037)	(21,661)	(40,369)
Interest received			939	1,468	2,430
Dividends received			84	51	39

Net cash used in investing activities			(73,302)	(87,116)	(118,841)

Financing activities

Proceeds from issue of shares under share option scheme			703	3,422	4,093
Redemption of convertible notes			—	(5,611)	—
Redemption of fixed rate notes			(4,978)	—	—
Repayments of interest-bearing borrowings			(9,783)	(2,455)	(104)
Capital elements of capital leases rentals paid			(10)	—	—
Interest paid			(2,040)	(1,635)	(1,414)
Dividends paid			(8,349)	(18,894)	(26,162)

Net cash used in financing activities			(24,457)	(25,173)	(23,587)

Net increase in cash and cash equivalents			6,020	19,420	6,918

Cash and cash equivalents at beginning of year			39,129	45,149	64,461

Effect of changes in foreign exchange rate			—	(108)	(212)

Cash and cash equivalents at end of year			45,149	64,461	71,167

Analysis of the balances of cash and cash equivalents

Deposits with banks maturing within three months when placed			7,100	11,069	9,703
Cash and bank balances			38,049	53,392	61,464

			45,149	64,461	71,167

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(Amounts in millions)

(a)	Acquisition of subsidiaries

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Net assets acquired:
Property, plant and equipment	33,584	—	1,146
Construction in progress	3,806	—	9
Land lease prepayments	1,210	—	11
Other intangible assets	—	—	859
Deferred tax assets	193	—	—
Inventories	343	—	17
Amount due from ultimate holding company	256	—	—
Amount due from fellow subsidiaries	896	—	—
Accounts receivable	589	—	91
Other receivables	417	—	103
Prepayments and other current assets	291	—	—
Cash and cash equivalents	4,315	—	178
Bills payable	(31)	—	(44)
Amount due to ultimate holding company	(364)	—	—
Amount due to fellow subsidiaries	(4,661)	—	—
Accounts payable	(4,272)	—	(96)
Obligations under capital leases	(10)	—	—
Accrued expenses and other payables	(4,263)	—	(96)
Interest-bearing borrowings	(3,460)	—	(104)
Current taxation	(490)	—	—
Deferred revenue	(992)	—	—
Deferred tax liabilities	(4)	—	(80)

	27,353	—	1,994
Goodwill arising on acquisition	2,857	—	1,594

	30,210	—	3,588

Satisfied by: Cash consideration	30,210	—	3,588

Consolidated Statements of Cash Flows (continued)

(Amounts in millions)

(b)	Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Cash consideration	30,210	—	3,588
Cash and bank balances acquired	(4,315)	—	(178)
Amount due to immediate holding company	(13,657)	—	—

Net outflow of cash and cash equivalents in respect of acquisition of subsidiaries	12,238	—	3,410

(c)	Significant non-cash transactions:

The Group incurred payables of RMB36,851 and RMB2,143 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2006.

The Group incurred payables of RMB28,176 and RMB1,332 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2005.

The Group incurred payables of RMB23,584 and RMB1,660 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

Consolidated Statements of Equity

(Amounts in millions, except share data)

Statements of equity for the years:

		Attributable to equity shareholders of the Company								Minority interest	Total equity
	Number of ordinary shares	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Equity at January 1, 2004	19,671,653,899	2,099	374,579	(295,665)	72	—	32,686	85,032	198,803	182	198,985
Transfer from statements of income	—	—	—	—	—	—	—	41,749	41,749	22	41,771
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(4,174)	(4,174)	—	(4,174)
Dividends declared in respect of current year	—	—	—	—	—	—	—	(4,175)	(4,175)	—	(4,175)
Shares issued under share option scheme	28,985,500	3	700	—	—	—	—	—	703	—	703
Equity settled share-based transactions	—	—	—	255	—	—	—	—	255	—	255
Appropriation	—	—	—	—	—	—	9,591	(9,591)	—	—	—
Minority interests arising from acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	39	39

Equity at December 31, 2004	19,700,639,399	2,102	375,279	(295,410)	72	—	42,277	108,841	233,161	243	233,404

Equity at January 1, 2005
Before opening balance adjustment	19,700,639,399	2,102	375,279	(295,410)	72	—	42,277	108,841	233,161	243	233,404
Opening balance adjustment in respect of Hong Kong Accounting Standard 39		—	—	—	—	—	—	33	33	—	33

After opening balance adjustment		2,102	375,279	(295,410)	72	—	42,277	108,874	233,194	243	233,437
Transfer from statements of income	—	—	—	—	—	—	—	53,549	53,549	40	53,589
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(9,635)	(9,635)	—	(9,635)
Dividends declared in respect of current year	—	—	—	—	—	—	—	(9,259)	(9,259)	—	(9,259)
Shares issued under share option scheme	134,521,000	14	3,961	(553)	—	—	—	—	3,422	—	3,422
Equity settled share-based transactions	—	—	—	1,553	—	—	—	—	1,553	—	1,553
Appropriation	—	—	—	—	—	—	11,118	(11,118)	—	—	—

Equity at December 31, 2005	19,835,160,399	2,116	379,240	(294,410)	72	—	53,395	132,411	272,824	283	273,107

Equity at January 1, 2006	19,835,160,399	2,116	379,240	(294,410)	72	—	53,395	132,411	272,824	283	273,107
Transfer from statements of income	—	—	—	—	—	—	—	66,026	66,026	88	66,114
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(11,719)	(11,719)	—	(11,719)
Dividends declared in respect of current year	—	—	—	—	—	—	—	(14,443)	(14,443)	—	(14,443)
Shares issued under share option scheme	132,654,741	14	4,567	(488)	—	—	—	—	4,093	—	4,093
Equity settled share-based transactions	—	—	—	2,264	—	—	—	—	2,264	—	2,264
Appropriation	—	—	—	—	—	—	13,566	(13,566)	—	—	—
Exchange difference	—	—	—	—	—	(43)	—	—	(43)	—	(43)

Equity at December 31, 2006	19,967,815,140	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation

China Mobile Limited (formerly “China Mobile (Hong Kong) Limited”) (“the Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions, and municipalities and Hong Kong Special Administrative Region in the People’s Republic of China (“PRC”) and market their services under the “China Mobile” logo, which is a registered trademark owned by China Mobile Communications Corporation (“CMCC”), a company incorporated in the PRC in July 1999 to hold and operate the mobile telecommunications networks nationwide as a result of restructuring of the telecommunications industry in the PRC. The telecommunications operations in the PRC previously controlled by the Ministry of Information Industry (“MII”) have been separated into four business lines: fixed line communications, mobile communications, paging services and satellite communications. Since then, the MII act exclusively as the industry regulator and are not involved in managing the day-to-day operations of telecommunications service providers in the PRC.

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

Restructuring

Pursuant to the Restructuring, the Company was established as a wholly-owned subsidiary of China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”), a company incorporated with limited liability in the British Virgin Islands. CMHK (BVI) is controlled by China Mobile (Hong Kong) Group Limited (“CMHKG”), which in turn is 51% owned by Telpo Communications (Group) Limited (“Telpo”), a Hong Kong company wholly owned by the MII, and as to 49% by the China Telecommunications Corporation (previously known as the Directorate General of Telecommunications, or the DGT). At December 31, 1999, the percentages of equity interests of CMHK (BVI), which in turn were owned by Telpo and DGT were changed to 57% and 43%, respectively. On May 12, 2000, CMCC acquired a 100% controlling interest in CMHKG. As a result of this, CMCC indirectly holds approximately 75% equity interest in the Company. China Mobile Group Guangdong Co., Ltd. (formerly “Guangdong Mobile Communication Company Limited”) was formed as a wholly foreign-owned enterprise whereas China Mobile Group Zhejiang Co., Ltd (formerly “Zhejiang Mobile Communication Company Limited”) was formed as a sino-foreign joint venture company. The Company is the sole equity owner in Guangdong Mobile and was initially the 99.63% joint venture partner in Zhejiang Mobile, with the remaining interests held by various local investors. The Company acquired the remaining 0.37% interest in Zhejiang Mobile in April 1999. Subsequent to the acquisition, Zhejiang Mobile became a wholly foreign-owned enterprise.

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

Acquisition of China Mobile Group Jiangsu Co., Ltd. (formerly “Jiangsu Mobile Communication Company Limited”) (“Jiangsu Mobile”)

Pursuant to the ordinary resolution passed by the Company’s shareholders on June 3, 1998, the Company acquired the entire issued share capital of China Telecom Jiangsu Mobile (BVI) Limited (subsequently renamed as “Jiangsu Mobile (BVI) Limited) (“Jiangsu Mobile BVI”) from CMHK (BVI) by a total cash consideration of HK$22,475 (RMB equivalent 24,120) (hereinafter referred to as the “First Acquisition”).

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

Acquisition of China Mobile Group Fujian Co., Ltd. (formerly “Fujian Mobile Communication Company Limited”) (“Fujian Mobile”), China Mobile Group Henan Co., Ltd. (formerly “Henan Mobile Communication Company Limited”) (“Henan Mobile”) and China Mobile Group Hainan Co., Ltd. (formerly “Hainan Mobile Communication Company Limited”) (“Hainan Mobile”)

Pursuant to an ordinary resolution passed by the Company’s shareholders on November 11, 1999, the Company acquired the entire issued share capital of Fujian Mobile (BVI) Limited (“Fujian Mobile BVI”), Henan Mobile (BVI) Limited (“Henan Mobile BVI”) and Hainan Mobile (BVI) Limited (“Hainan Mobile BVI”) from CMHK (BVI) for a total consideration of HK$49,715 (RMB equivalent 52,953) (hereinafter referred to as the “Second Acquisition”). The consideration was satisfied by cash of HK$19,031 (RMB equivalent 20,268) and an allotment of 1,273,195,021 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$30,684 (RMB equivalent 32,685). The only assets of each of Fujian Mobile BVI, Henan Mobile BVI and Hainan Mobile BVI are their interests in the entire equity of Fujian Mobile, Henan Mobile and Hainan Mobile, respectively.

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

Acquisition of China Mobile Group Beijing Co., Ltd. (formerly “Beijing Mobile Communication Company Limited”) (“Beijing Mobile”), China Mobile Group Shanghai Co., Ltd. (formerly “Shanghai Mobile Communication Company Limited”) (“Shanghai Mobile”), China Mobile Group Tianjin Co., Ltd. (formerly “Tianjin Mobile Communication Company Limited”) (“Tianjin Mobile”), China Mobile Group Hebei Co., Ltd. (formerly “Hebei Mobile Communication Company Limited”) (“Hebei Mobile”), China Mobile Group Liaoning Co., Ltd. (formerly “Liaoning Mobile Communication Company Limited”) (“Liaoning Mobile”), China Mobile Group Shandong Co., Ltd. (formerly “Shandong Mobile Communication Company Limited”) (“Shandong Mobile”) and China Mobile Group Guangxi Co., Ltd. (formerly “Guangxi Mobile Communication Company Limited”) (“Guangxi Mobile”)

Pursuant to an ordinary resolution passed by the Company’s shareholders on November 10, 2000, the Company acquired the entire issued share capital of Beijing Mobile (BVI) Limited (“Beijing Mobile BVI”), Shanghai Mobile (BVI) Limited (“Shanghai Mobile BVI”), Tianjin Mobile (BVI) Limited (“Tianjin Mobile BVI”), Hebei Mobile (BVI) Limited (“Hebei Mobile BVI”), Liaoning Mobile (BVI) Limited (“Liaoning Mobile BVI”), Shandong Mobile (BVI) Limited (“Shandong Mobile BVI”) and Guangxi Mobile (BVI) Limited (“Guangxi Mobile BVI”) from CMHK (BVI) for a total consideration of HK$256,021 (RMB equivalent 271,485) (hereinafter referred to as the “Third Acquisition”). The consideration was satisfied by cash of HK$74,609 (RMB equivalent 79,116) and an allotment of 3,779,407,375 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$181,412 (RMB equivalent 192,369). The only assets of each of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI and Guangxi Mobile BVI are their interests in the entire equity of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, respectively.

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

Acquisition of China Mobile Group Anhui Co., Ltd. (formerly “Anhui Mobile Communication Company Limited”) (“Anhui Mobile”), China Mobile Group Jiangxi Co., Ltd. (formerly “Jiangxi Mobile Communication Company Limited”) (“Jiangxi Mobile”), China Mobile Group Chongqing Co., Ltd. (formerly “Chongqing Mobile Communication Company Limited”) (“Chongqing Mobile”), China Mobile Group Sichuan Co., Ltd. (formerly “ Sichuan Mobile Communication Company Limited”) (“Sichuan Mobile”), China Mobile Group Hubei Co., Ltd. (formerly “Hubei Mobile Communication Company Limited”) (“Hubei Mobile”), China Mobile Group Hunan Mobile Communication Co., Ltd. (formerly “Hunan Mobile Communication Company Limited”) (“Hunan Mobile”), China Mobile Group Shaanxi Mobile Communication Co., Ltd. (formerly “ Shaanxi Mobile Communication Company Limited”) (“Shaanxi Mobile”) and China Mobile Group Shanxi Mobile Communication Co., Ltd. (formerly “Shanxi Mobile Communication Company Limited”) (“Shanxi Mobile”)

Pursuant to a resolution passed at the extraordinary general meeting held on June 24, 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI Limited (“Anhui Mobile BVI”), Jiangxi Mobile BVI Limited (“Jiangxi Mobile BVI”), Chongqing Mobile BVI Limited (“Chongqing Mobile BVI”), Sichuan Mobile BVI Limited (“Sichuan Mobile BVI”), Hubei Mobile BVI Limited (“Hubei Mobile BVI”), Hunan Mobile BVI Limited (“Hunan Mobile BVI”), Shaanxi Mobile BVI Limited (“Shaanxi Mobile BVI”) and Shanxi Mobile Communication BVI Limited (“Shanxi Mobile BVI”) from CMHK (BVI). The acquisition was completed on July 1, 2002 for a total consideration of US$8,573 (RMB equivalent 70,959) (hereinafter referred to as the “Fourth Acquisition”). The consideration was satisfied by cash of RMB49,248 and an allotment of 827,514,446 ordinary shares of HK$0.10 each to CMHK (BVI) amounting to HK$20,458 (RMB equivalent 21,711). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile, respectively.

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

Acquisition of China Mobile Group Neimenggu Co., Ltd. (formerly “Neimenggu Mobile Communication Company Limited”) (“Neimenggu Mobile”), China Mobile Group Jilin Co., Ltd. (formerly “Jilin Mobile Communication Company Limited”) (“Jilin Mobile”), China Mobile Group Heilongjiang Co., Ltd. (formerly “Heilongjiang Mobile Communication Company Limited”) (“Heilongjiang Mobile”), China Mobile Group Guizhou Co., Ltd. (formerly “Guizhou Mobile Communication Company Limited”) (“Guizhou Mobile”), China Mobile Group Yunnan Co., Ltd. (formerly “Yunnan Mobile Communication Company Limited”) (“Yunnan Mobile”), China Mobile Group Xizang Co., Ltd. ( formerly “Xizang Mobile Communication Company Limited”) (“Xizang Mobile”), China Mobile Group Gansu Co., Ltd. (formerly “Gansu Mobile Communication Company Limited”) (“Gansu Mobile”), China Mobile Group Qinghai Co., Ltd. (formerly “Qinghai Mobile Communication Company Limited”) (“Qinghai Mobile”), China Mobile Group Ningxia Co., Ltd. (formerly “Ningxia Mobile Communication Company Limited”) (“Ningxia Mobile”), China Mobile Group Xinjiang Co., Ltd. (formerly “Xinjiang Mobile Communication Company Limited”) (“Xinjiang Mobile”), China Mobile Group Design Institute Co., Ltd. (formerly “Beijing P&T Consulting & Design Institute Company Limited” (“Jingyi Design Institute”) and China Mobile Communication Co., Ltd. (“CMC”).

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

Acquisition of China Resources Telephone Company Limited (currently known as “China Mobile Peoples Telephone Company Limited”, or “Peoples Telephone”)

On November 10, 2005, the Group through Fit Best Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Company, made a voluntary conditional cash offer to acquire all the issued shares of Peoples Telephone, a mobile telecommunications services provider based in Hong Kong with its shares listed on the Stock Exchange of Hong Kong Limited (the “SEHK”). The offer became unconditional in all respects on December 29, 2005.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (continued)

On January 5, 2006, Fit Best Limited successfully acquired 736,221,101 shares of Peoples Telephone, representing 99% of the issued shares of Peoples Telephone. Up to January 12, 2006, the Company received additional valid acceptance in respect of the voluntary conditional cash offer to acquire 5,073,500 shares of Peoples Telephone, representing 0.68% of the issued shares of Peoples Telephone. On the same day, the Company applied the provisions of the Hong Kong Companies Ordinance to compulsorily acquire any remaining issued shares of Peoples Telephone.

On March 28, 2006, the compulsory acquisition of all the issued and outstanding shares of Peoples Telephone was completed at a total cash consideration of HK$3,384 (approximately RMB3,520) and the listing of the shares of Peoples Telephone on the SEHK was withdrawn with effect from March 29, 2006.

The newly acquired subsidiary has contributed profit for the year of RMB159 (equivalent to HK$155). If the acquisition had occurred on January 1, 2006, the estimated Group revenue and profit for the year would not have been significantly different to the actual result.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (continued)

The acquisition has the following effect on the Group’s assets and liabilities:

Recognized values on acquisition
RMB
Property, plant and equipment	1,146
Construction in progress	9
Land lease prepayments	11
Other intangible assets	859
Inventories	17
Accounts receivable and other receivables	194
Cash and cash equivalents	178
Bills payable	(44)
Accounts payable and other payables	(192)
Interest-bearing borrowings	(104)
Deferred tax liabilities	(80)

Net identified assets and liabilities	1,994

Goodwill on acquisition	1,594

3,588

Cost of acquisition
Purchase consideration, satisfied in cash	3,520
Other directly attributable costs	68

3,588
Cash acquired	(178)

Net cash outflow	3,410

Apart from other intangible assets, the acquiree’s book value of net assets acquired at the date of acquisition approximates its fair value as disclosed above.

The goodwill is attributable to the synergies expected to arise after the Group’s acquisition of Peoples Telephone. In order to comply with HKFRS 3 and HKAS 36, the Group does not amortize positive goodwill but tests it at least annually for impairment.

The acquired other intangible assets include brand name of RMB184, customer base of RMB516 and others of RMB159. All other intangible assets acquired, other than brand name, are deemed to be of finite life, with a weighted-average amortization period of 5 years, comprising customer base of 3 years and others of 9 years.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

1	Organization, principal activities and basis of presentation (continued)

Basis of preparation

The consolidated financial statements have been prepared on a consolidated basis to reflect the financial position and results of operations of the Company, Guangdong Mobile and Zhejiang Mobile from the date of the Restructuring and of Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile, Shanxi Mobile, Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Peoples Telephone, Jingyi Design Institute and CMC from their respective dates of acquisition.

The consolidated statement of income for the year ended December 31, 2006 includes the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China, Jingyi Design Institute and CMC for the year ended December 31, 2006 and the post-acquisition results of and Peoples Telephone from January 5, 2006 to December 31, 2006.

The consolidated statement of income for the year ended December 31, 2005 includes the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China, Jingyi Design Institute and CMC for the year ended December 31, 2005.

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

The financial statements have been prepared in accordance with all applicable HKFRSs, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are set forth in note 40.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group. Management has assessed and determined in the preparation of this annual consolidated financial statements that the new and revised HKFRSs have no significant impact on the Group’s current and prior accounting periods’ financial position and results of operations.

2	Principal accounting policies

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries (see note 36 for details of the Company’s principal subsidiaries). The results of subsidiaries are included in the consolidated statements of income, and the minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company. All significant inter-company balances and transactions have been eliminated.

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

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated statements of income include the Group’s share of the post-acquisition, post-tax results of the associates for the year.

When the Group’s share of losses exceeds its interest in the associates, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(i)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in the consolidated statements of income.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(d)	Goodwill (continued)

On disposal of a cash generating unit, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(e)	Intangible assets (other than goodwill)

The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i)	Brand name

The Group’s brand name are stated at cost less any impairment losses (see note 2(i)) on an individual basis.

(ii)	Customer base, license and contract-based agreement

The Group’s customer base, license and contract-based agreement are stated at cost less any impairment losses (see note 2(i)) and are amortized using straight-line basis over the estimated useful lives from 2 to 15 years.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(f)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the consolidated balance sheet at cost less impairment losses (see note 2(i)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

(g)	Property, plant and equipment

Property, plant and equipment are stated in the consolidated balance sheet at cost less accumulated depreciation and impairment losses (see note 2(i)). The circumstances and basis under which the revalued amount (including the revalued amount of land lease prepayments) is arrived at are set out in details in note 17.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(g)	Property, plant and equipment (continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years
Office equipment, furniture and fixtures and others	4 - 18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

During the year, management reviewed the estimated useful lives of all the property, plant and equipment and changed the estimated useful lives of certain network equipment from 7 years to 5 years. The effect of such change in accounting estimate is set out in note 17.

(h)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if management determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(h)	Leased assets (continued)

(ii)	Assets acquired under capital leases

Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 2(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(i). Finance charges implicit in the lease payments are charged to the consolidated statements of income over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated statements of income of the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

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

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(i)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.

If any such evidence exists, any impairment loss/allowance is determined and recognized as follows:

-	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

-	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of income. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

-	property, plant and equipment;

-	construction in progress;

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(i)	Impairment of assets (continued)

(ii) Impairment of other assets (continued)

-	pre-paid interests in leasehold land classified as being held under an operating lease;

-	investments in associates;

-	goodwill; and

-	other intangible assets

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(i)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

(iii)	Reversals of impairment losses

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

(iii)	Interim financial reporting and impairment

Under the Hong Kong Listing Rules, the Group is required to prepare an interim financial report in compliance with HKAS 34 “Interim financial reporting”, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(i)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses are recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

(j)	Construction in progress

Construction in progress is stated at cost less any impairment losses (see note 2(i)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use. No exchange differences were capitalized to the construction in progress during the years presented.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(k)	Inventories

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

(l)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowances for doubtful accounts (see note 2(i)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less allowances for doubtful accounts (see note 2(i)).

(m)	Deferred revenue

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

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in the consolidated statements of income over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Revenue recognition

Revenue is recognized when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following basis:

(i)	usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv)	interest income is recognized as it accrues using the effective interest method; and

(v)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(q)	Translation of foreign currencies

The reporting currency of the Group’s operations is Renminbi. See note 34. Foreign currency transactions are recorded at the applicable rates of exchange prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the consolidated statements of income. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress. No exchange differences were capitalized to construction in progress during the years presented.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Renminbi at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items of foreign operations, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognized under equity, which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

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

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in the consolidated statements of income as incurred.

The employees of the subsidiaries in Mainland China participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to the consolidated statements of income when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the consolidated statements of income for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained earnings).

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

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(v)	Net income per share

The calculation of basic net income per share for the years ended December 31, 2004, 2005 and 2006 are based on the profit attributable to equity shareholders of the Company and the weighted average number of shares in issue during the years.

The calculation of diluted net income per share for the year ended December 31, 2006 has been computed after adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted under the share option scheme which, if converted to ordinary shares, would decrease net income per share.

The calculation of diluted net income per share for the years ended December 31, 2004 and 2005 have been computed after adding back the interest expense on the convertible notes and adjusting for the effects of all dilutive potential ordinary shares. All dilutive potential ordinary shares arise from the share options granted under the share option scheme and convertible notes issued by the Group which, if converted to ordinary shares, would decrease net income per share.

(w)	Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to be the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

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

No analysis of the Group’s operating revenue and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10% of the Group’s operating revenue and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10% of the Group’s total assets.

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

Judgments made by management in the application of HKFRSs that have significant effect on the consolidated financial statements are discussed in note 38.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

2	Principal accounting policies (continued)

(z)	Minority interests

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

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

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for current accounting period of the Group.

Note 2 summarizes the accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The adoption of these new and revised HKFRSs did not result in any significant impact for current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 39) except for HK(IFRIC) 10 “Interim financial reporting and impairment”, which is effective for accounting periods beginning on or after November 1, 2006.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

4	Operating revenue

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Operating revenue represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Operating revenue consists of:

(i)	Usage fees which represent standard local usage fee for airtime and, where applicable, Domestic Direct Dial (“DDD”) charges and International Direct Dial (“IDD”) charges receivable from subscribers for the use of the Group’s mobile telecommunications networks and facilities and fees in respect of roaming out calls. Roaming out calls are those made by the Group’s subscribers outside the local service areas. See note 5 (ii).

(ii)	Monthly fees which represent fixed amounts charged to subscribers each month for their entitlement to use the Group’s mobile telecommunications and related services.

(iii)	Value-added services fees mainly derived from voice value-added services, short message service (“SMS”) revenue and non-SMS data business revenue.

(iv)	Other operating revenue mainly represents interconnection revenue.

5	Operating expenses

Operating expenses consist of:

(i)	Leased line charges which represent expenses paid or payable for the use of leased lines between the main switches, base transceiver stations, base station controllers, base stations, fixed line network connectors and long distance network connectors.

(ii)	Interconnection charges which represent amounts paid or payable in respect of call made between the Group’s mobile telecommunications networks, the fixed line networks and other GSM network operators in the PRC. Included in the amounts are also charges in respect of the Group’s subscribers roaming outside the service areas of the Group’s mobile telecommunications networks (see note 4 (i)).

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

5	Operating expenses (continued)

(iii)	Personnel expenses which represent staff salaries, bonuses and medical benefits, provision for staff welfare expenses, contributions to staff retirement scheme and equity settled share-based payment expenses.

(iv)	Other operating expenses which consist of:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Selling and promotion	26,460	34,117	47,145
Maintenance	8,588	11,851	15,257
Allowance for doubtful accounts and other receivables	2,273	2,968	3,852
Operating lease charges	3,379	4,157	5,272
Other expenses (Note)	22,111	27,161	29,246

	62,811	80,254	100,772

Note:	Other expenses consist of offices expenses, utilities charges, traveling expenses, entertainment expenses, spectrum charges and number resources fees, insurance expenses, consumables and supplies, debt collection fees, write-off of property, plant and equipment, amortization of other intangible assets and other miscellaneous expenses.

6	Other net income

Other net income primarily consists of the gross margin from sales of SIM cards and handsets.

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Sales of SIM cards and handsets	6,035	6,524	8,278
Cost of SIM cards and handsets	(2,868)	(3,240)	(5,406)

	3,167	3,284	2,872

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

7	Non-operating net income

Non-operating net income consists of:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Exchange gain/(loss)	21	(130)	(212)
Penalty income	232	177	182
Amortization of deferred tax credit of purchase of domestic telecommunications equipment	352	526	732
Others	295	452	315

Total non-operating net income	900	1,025	1,017

8	Finance costs

Interest expense, net of the amounts capitalized, is as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interest incurred	719	685	948
Interest capitalized	(16)	(2)	—

	703	683	948
Interest expenses of fixed rate notes	330	—	—
Interest expenses of convertible notes	129	135	—
Interest expenses of bonds	517	528	562

Interest expense	1,679	1,346	1,510

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

9	Directors’ remuneration

Directors’ remuneration is as follows:

(Expressed in Hong Kong dollars)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2005 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors

WANG Jianzhou	180	1,172	660	258	2,270	4,264	6,534
LI Yue	180	960	540	210	1,890	2,080	3,970
LU Xiangdong	180	960	540	210	1,890	2,080	3,970
XUE Taohai	180	960	540	212	1,892	2,080	3,972
ZHANG Chenshuang	180	960	540	220	1,900	2,080	3,980
LI Mofang	180	960	540	226	1,906	2,080	3,986
HE Ning	180	960	540	161	1,841	2,080	3,921
LI Gang	180	854	520	190	1,744	1,371	3,115
XU Long	180	920	640	299	2,039	1,331	3,370

Independent non-executive directors

LO Ka Shui	505	—	—	—	505	395	900
WONG Kwong Shing, Frank	440	—	—	—	440	395	835
CHENG Mo Chi, Moses	440	—	—	—	440	395	835

Non-executive directors

J. Brian CLARK (resigned on March 11, 2005)	34	—	—	—	34	—	34
Julian Michael HORN-SMITH (appointed on March 11, 2005)	146	—	—	—	146	395	541

	3,185	8,706	5,060	1,986	18,937	21,026	39,963

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

9	Directors’ remuneration (continued)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2006 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors
WANG Jianzhou	180	1,172	660	255	2,267	7,161	9,428
LI Yue	180	960	540	217	1,897	5,241	7,138
LU Xiangdong	180	960	540	217	1,897	5,241	7,138
XUE Taohai	180	960	540	219	1,899	5,241	7,140
ZHANG Chenshuang	180	960	540	227	1,907	5,241	7,148
SHA Yuejia (appointed on March 16, 2006)	143	765	540	209	1,657	3,903	5,560
LIU Aili (appointed on March 16, 2006)	143	765	540	208	1,656	934	2,590
XIN Fanfei (appointed on January 3, 2006)	179	955	540	179	1,853	—	1,853
XU Long	180	920	400	132	1,632	2,050	3,682
LI Mofang (resigned on March 16, 2006)	37	195	—	91	323	1,171	1,494
HE Ning (resigned on January 3, 2006)	1	6	—	—	7	32	39
LI Gang (resigned on January 3, 2006)	1	—	—	—	1	12	13

Independent non-executive directors
LO Ka Shui	505	—	—	—	505	2,428	2,933
WONG Kwong Shing, Frank	440	—	—	—	440	2,428	2,868
CHENG Mo Chi, Moses	440	—	—	—	440	2,428	2,868

Non-executive directors
Paul Michael DONOVAN (appointed on June 7, 2006)	102	—	—	—	102	—	102
Julian Michael HORN-SMITH (resigned on June 7, 2006)	78	—	—	—	78	1,149	1,227

	3,149	8,618	4,840	1,954	18,561	44,660	63,221

The above emoluments include the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the grant date. The details of the share option scheme are disclosed in note 33. As set out in note 2(t)(ii), the fair value of share options granted to the employees including directors is measured based on a binomial lattice model and recognized as an expense in the consolidated statements of income. However, such expense does not represent the actual benefit paid/payable to the employees including directors.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

10	Individuals with highest emoluments

For the year ended December 31, 2005 and 2006, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	Income tax

(i)	The provision for Hong Kong profits tax for 2006 is calculated at 17.5% (2004: 17.5%; 2005: 17.5%) of the estimated assessable profits for the year. For the years ended December 31, 2004 and 2005, no provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits during the year.

(ii)	The provision for the PRC enterprise income tax is based on a statutory income tax rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% or 15% respectively.

Income tax in the consolidated statements of income represents:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Provision for Hong Kong profits tax on the estimated assessable profits for the year	—	—	3
Under-provision in respect of Hong Kong profits tax for prior year	—	—	9
Provision for PRC enterprise income tax on the estimated taxable profits for the year	20,145	27,487	31,802
Over-provision in respect of PRC enterprise income tax for prior years	(357)	(247)	(550)

	19,788	27,240	31,264
Origination and reversal of temporary differences (note 22)	(608)	(2,565)	(470)

	19,180	24,675	30,794

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

11	Income tax (continued)

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax for the following reasons:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	20,114	25,827	31,980
Non-taxable item
- Interest income	(26)	(24)	(34)
Non-deductible expenses on PRC operations	635	711	1,068
Non-deductible expenses on Hong Kong operations	217	180	236
Rate differential on PRC operations	(1,390)	(1,801)	(1,986)
Rate differential on Hong Kong operations	166	123	175
Reversal of deferred taxation due to change of tax rate on certain PRC operating subsidiaries	(13)	(1)	(56)
Over-provision for PRC operations in prior years	(357)	(247)	(550)
Under-provision for Hong Kong operations in prior year	—	—	9
Others	(166)	(93)	(48)

Income tax	19,180	24,675	30,794

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

12	Dividends

(a)	Dividends attributable to the year:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Ordinary interim dividend declared and paid of HK$0.62 (equivalent to approximately RMB0.64) (2004: HK$0.20 (equivalent to approximately RMB0.21); 2005: HK$0.45 (equivalent to approximately RMB0.47)) per share	4,175	9,259	12,612
Special interim dividend declared and paid of HK$0.09 (equivalent to approximately RMB0.09) (2004: nil; 2005: nil) per share	—	—	1,831
Ordinary final dividend proposed after the balance sheet date of HK$0.763 (equivalent to approximately RMB0.767) (2004: HK$0.46 (equivalent to approximately RMB0.49); 2005: HK$0.57 (equivalent to approximately RMB0.59)) per share	9,614	11,767	15,327
Special final dividend proposed after the balance sheet date of HK$0.069 (equivalent to approximately RMB0.069) ( 2004: nil; 2005: nil) per share	—	—	1,386

	13,789	21,026	31,156

The proposed ordinary and special final dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB1.00467, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2006. As the ordinary and special final dividend are declared after the balance sheet date, such dividends are not recognized as liabilities at December 31, 2006.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2004	2005	2006
	RMB	RMB	RMB
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.57 (equivalent to approximately RMB0.59) (2004: HK$0.20 (equivalent to approximately RMB0.21); 2005: HK$0.46 (equivalent to approximately RMB0.49)) per share	4,174	9,635	11,719

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

13	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 26), which is expected to be settled within one year.

14	Other receivables

	December 31,
	2005	2006
	RMB	RMB
Other receivables	2,021	2,610
Less: Allowance for doubtful accounts	(110)	(110)

	1,911	2,500

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

14	Other receivables (continued)

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2004	113
Acquired on acquisition of subsidiaries	6
Provision for the year	40
Written-off	(20)

At December 31, 2004	139

Written-back for the year	(19)
Written-off	(10)

At December 31, 2005	110

Provision for the year	1
Written-off	(1)

At December 31, 2006	110

15	Accounts receivable

	December 31,
	2005	2006
	RMB	RMB
Accounts receivable	10,068	11,083
Less: Allowance for doubtful accounts	(3,465)	(3,930)

	6,603	7,153

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

15	Accounts receivable (continued)

Ageing analysis of accounts receivable, net of allowance for doubtful accounts, is analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Within 30 days	5,269	5,447
31-60 days	697	911
61-90 days	637	581
Over 90 days	—	214

	6,603	7,153

Accounts receivable from customers are due for payment within one month from the date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

All of the accounts receivable are expected to be recovered within one year.

Allowance for doubtful accounts for the years is analyzed as follows:

RMB
At January 1, 2004	4,418
Acquired on acquisition of subsidiaries	1,074
Provision for the year	2,233
Written-off	(4,072)

At December 31, 2004	3,653

Provision for the year	2,987
Written-off	(3,175)

At December 31, 2005	3,465

Acquired on acquisition of a subsidiary	26
Provision for the year	3,851
Written-off	(3,412)

At December 31, 2006	3,930

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

16	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

17	Property, plant and equipment

Property, plant and equipment for the years is analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Buildings	37,486	43,496
Telecommunications transceivers, switching centers, transmission and other network equipment	311,859	352,523
Office equipment, furniture and fixtures and others	14,780	15,175

	364,125	411,194
Less: Accumulated depreciation	(147,620)	(192,920)

	216,505	218,274

The estimated useful lives of certain existing network equipment are affected by the continuing evolution of telecommunications technology and the appearance of a large number of new technologies and services. During the first half of 2006, management reviewed the current conditions of existing network equipment and assessed the impact of the continuous evolution in telecommunications technology on that network equipment. As a result, management revised the estimated useful lives of certain network equipment from 7 years to 5 years.

The change in accounting estimate is accounted for prospectively from January 1, 2006. Effect of change in useful lives is estimated to have increased depreciation by approximately RMB11,451 and RMB8,197 for year ended December 31, 2006 and for the asset’s revised remaining useful lives, respectively. In addition, due to the expected changes of mobile switching technologies, including the development of soft switching technologies, to conform with the new generation mobile technologies in 2007 and for years beyond, management revised the estimated useful life of existing switching center equipment (excluding soft switching equipment, which conforms with the new generation of mobile technologies) from seven years to five years in 2007. The additional depreciation charges resulting from this revision in 2007 are estimated to be less than the additional depreciation charges resulting from our revision in the estimated useful life of our 2G wireless network equipment in 2006. As the effect of such change of depreciable lives represents a timing difference, the change of estimated useful lives does not change the total depreciation expenses of those assets during those assets’ lives.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

17	Property, plant and equipment (continued)

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

17	Property, plant and equipment (continued)

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

17	Property, plant and equipment (continued)

The effect of the above six revaluations is to decrease annual depreciation charges by approximately RMB1,088 (2005: approximately RMB646) and increase amortization of land lease prepayments by RMB55 (2005: approximately RMB98).

The historical cost net book value of the property, plant and equipment and land lease prepayments of these subsidiaries in the Group’s financial statements as of the respective revaluation dates and the revalued basis of these property, plant and equipment and land lease prepayments are as follows:

	Net book value	Revalued amount
	RMB	RMB
Buildings	9,824	10,348
Telecommunications transceivers, switching centers, transmission and other network equipment	121,567	126,450
Office equipment, furniture and fixtures and others	4,658	4,397

Total property, plant and equipment	136,049	141,195

Land lease prepayments	1,319	3,745

18	Goodwill

	Goodwill	Positive goodwill carried in reserves
	RMB	RMB
Cost and carrying amount:
Balance at January 1, 2005, December 31, 2005 and January 1, 2006	35,300	296,800
Additions arising on acquisition of a subsidiary	1,594	—

Balance at December 31, 2006	36,894	296,800

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

18	Goodwill (continued)

Impairment tests for goodwill

As set out in HKAS 36, cash generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with HKAS 14 “Segment Reporting”.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash generating units) to which the goodwill relates for the five years ending December 31, 2011 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 11%.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

19	Other intangible assets

	December 31,
	2005	2006
	RMB	RMB
Brand name	—	184
Customer base	—	516
Others	—	378

	—	1,078
Less: Accumulated amortization	—	(378)

	—	700

The aggregate amortization expenses for other intangible assets were RMB203 for the year ended December 31, 2006. The amortization charge for the year is included in “other operating expenses” in the consolidated statements of income. No amortization expenses for other intangible assets were recorded for the two years ended December 31, 2004 and 2005 since the Group did not have any other intangible assets in 2004 and 2005. Based on other intangible assets as of December 31, 2006, amortization expense will be approximately RMB207, RMB192, RMB13, RMB11 and RMB10, respectively, for five years ending December 31, 2007, 2008, 2009, 2010 and 2011.

Impairment test for other intangible assets

The brand name resulted from the acquisition in current year and assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of market and competitive trends, product life cycles, brand extension opportunities and management’s long term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounted future cash flows annually. The data from the Group’s detailed planning is used to project cash flows for the subsidiary (cash generating unit) to which the intangible assets relate for the five years ending December 31, 2011 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 11%.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

20	Interest in associates

	December 31,
	2005	2006
	RMB	RMB
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by the subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets are based on latest management accounts which showed net liabilities as at December 31, 2005 and 2006. The Group has made full impairment loss on the cost of investment in the associates in 2005 and 2006.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

21	Other financial assets

	December 31,
	2005	2006
	RMB	RMB
Available-for-sale equity securities:
- Unlisted equity securities in the PRC	77	77

22	Deferred tax assets and liabilities

(a)	The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2005

	At January 1, 2005	Credited/ (charged) to consolidated statements of income	At December 31, 2005
	RMB	RMB	RMB
Deferred tax assets arising from:

Provision for obsolete inventories	30	(21)	9
Write-off of certain network equipment and related assets	2,226	1,739	3,965
Income recognition on prepaid service fees	42	(42)	—
Provision for certain operating expenses	876	804	1,680
Allowance for doubtful accounts	894	77	971

	4,068	2,557	6,625

Deferred tax liabilities arising from:

Capitalized interest	(105)	8	(97)

Total	3,963	2,565	6,528

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

22	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2006

	At January 1, 2006	Acquired on acquisition of a subsidiary	Credited/ (charged) to consolidated statements of income	Exchange difference	At December 31, 2006
	RMB	RMB	RMB	RMB	RMB
Deferred tax assets arising from:
Provision for obsolete inventories	9	—	(1)	—	8
Write-off of certain network equipment and related assets	3,965	—	(1,195)	—	2,770
Provision for certain operating expenses	1,680	—	1,485	—	3,165
Allowance for doubtful accounts	971	—	199	—	1,170

	6,625	—	488	—	7,113

Deferred tax liabilities arising from:
Capitalized interest	(97)	—	17	—	(80)
Depreciation allowance in excess of related depreciation	—	(80)	(35)	3	(112)

	(97)	(80)	(18)	3	(192)

Total	6,528	(80)	470	3	6,921

	December 31,
	2005	2006
	RMB	RMB
Net deferred tax assets recognized in the consolidated balance sheet	6,625	7,113
Net deferred tax liabilities recognized in the consolidated balance sheet	(97)	(192)

	6,528	6,921

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

22	Deferred tax assets and liabilities (continued)

(b)	As described in note 17, in connection with the Restructuring and the subsequent acquisitions, the property, plant and equipment of Guangdong Mobile and Zhejiang Mobile and the acquired subsidiaries were revalued on different basis dates. Such revalued amounts would serve as the tax base for these assets for future years. As a result, the timing differences that gave rise to the potential net deferred tax liabilities of these subsidiaries relating to the revaluation of property, plant and equipment of totaling RMB6,732 were eliminated.

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

Additionally, the tax losses carried forward relating to Liaoning Mobile and Guangxi Mobile, Chongqing Mobile and Sichuan Mobile, and Jilin Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC of RMB72, RMB378 and RMB228 were eliminated as of June 30, 2000, December 31, 2001 and December 31, 2003 respectively.

23	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, leased lines and interconnection expenses.

The ageing analysis of accounts payable as of December 31 is analyzed as follows:

	December 31,
	2005	2006
	RMB	RMB
Amounts payables in the next:
1 month or on demand	27,493	41,026
2 – 3 months	4,599	5,629
4 – 6 months	3,675	4,067
7 – 9 months	1,448	2,086
10 – 12 months	4,716	4,432

	41,931	57,240

The accounts payable are expected to be settled within one year.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

24	Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment. Prepaid service fees are recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized as non-operating income over the remaining lives of the related property, plant and equipment.

	December 31,
	2005	2006
	RMB	RMB
Balance at beginning of year	13,880	18,299
Additions during the year	105,407	130,477
Recognized in the consolidated statements of income	(100,988)	(126,023)

Balance at end of year	18,299	22,753
Less: Current portion	(16,975)	(21,823)

Non-current portion	1,324	930

25	Accrued expenses and other payables

	December 31,
	2005	2006
	RMB	RMB
Other payables	9,030	8,071
Receipts in advance	23,856	27,147
Accrued salaries, wages and benefits	2,200	2,643
Accrued expenses	4,921	8,269

	40,007	46,130

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

26	Interest-bearing borrowings

			December 31,
			2005			2006
	Note		Current liabilities	Non- current liabilities	Total	Current liabilities	Non- current liabilities	Total
			RMB	RMB	RMB	RMB	RMB	RMB
Bonds	(a	)	—	12,912	12,912	2,996	9,941	12,937
Deferred consideration payable	(b	)	—	23,633	23,633	—	23,633	23,633

			—	36,545	36,545	2,996	33,574	36,570

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year except the bonds under current liabilities, which will mature in 2007 (see note 26(a)(ii)).

(a)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

26	Interest-bearing borrowings (continued)

(a)	Bonds (continued)

(iii)	The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee. The maximum exposure of the Guarantee is the face value of the bonds.

(b)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976 and RMB13,657 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004, respectively.

The deferred consideration payable is unsecured, bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2005: 2.595 to 2.998% per annum and for the year ended December 31, 2006: 2.595 to 5.418% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on July 1, 2017 and 2019, respectively.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

27	Obligations under capital lease

(i)	Hainan Mobile entered into certain capital lease agreements to finance the purchase of telecommunications equipment. The leases are denominated in Renminbi and the lease term expired in 2003. The legal title of the equipment will be transferred to Hainan Mobile when all outstanding lease payments are paid.

(ii)	The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of December 31, 2006:

RMB
2007	71

Total minimum lease payments	71
Less: Amount representing interest	(3)

Present value of net minimum lease payments	68
Less: Obligations under capital lease - current portion	(68)

—

28	Commitments and contingencies

(a)	Operating leases

Future minimum lease payments as of December 31, 2006 under non-cancelable operating leases having initial or remaining lease terms of more than one year are as follows:

RMB
2007	4,644
2008	2,689
2009	1,835
2010	1,407
2011	1,040
Thereafter	2,057

13,672

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

28	Commitments and contingencies (continued)

(b)	Capital commitments

As of December 31, 2006, the Group had capital commitments as follows:

RMB
Authorized and contracted for	10,480
Authorized but not contracted for	58,292

68,772

29	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans.

Expenses incurred by the subsidiaries in connection with the retirement scheme were RMB771, RMB886 and RMB1,149, respectively, for three years ended December 31, 2004, 2005 and 2006, respectively.

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$0.02. Contributions to the scheme vest immediately.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

30	Related party transactions

(a)	Transactions with CMCC Group

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

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group (the “CMCC Group”), for the year ended December 31, 2005 and 2006.

			Year ended December 31,
	Note		2005	2006
			RMB	RMB
Property leasing and management services charges	(i	)	589	804
Telecommunications services charges	(ii	)	1,866	2,359
Interest paid/payable	(iii	)	647	946

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets, warehouses and synchronized clock ports.
(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.
(iii)	Interest paid/payable represents the interest paid or payable to CMHK (BVI), the Company’s immediate holding company, in respect of the balances of purchase consideration for acquisition of subsidiaries.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

30	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

The following is a summary of principal related party transactions carried out by the Group with CMCC Group for the year ended December 31, 2004.

	Note		RMB
Interconnection revenue	(i	)	2,438
Interconnection charges	(ii	)	2,117
Leased line charges	(iii	)	132
Spectrum fees	(iv	)	303
Operating lease charges	(v	)	281
Roaming billing processing fees	(vi	)	22
Equipment maintenance service fees	(vii	)	81
Construction and related service fees	(viii	)	287
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix	)	148
Prepaid card sales commission income	(x	)	142
Prepaid card sales commission expenses	(x	)	155
Technology platform development and maintenance service income	(xi	)	25
Telecommunications lines maintenance service fees	(xii	)	54
Interest paid / payable	(xiii	)	645

Notes:

(i)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through the CMCC Group.
(ii)	A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which are to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through the CMCC Group.
(iii)	Leased line charges represent expenses paid or payable to the CMCC Group for the use of inter-provincial leased lines which link the Group’s mobile switching centers together and with other mobile switching centers of the CMCC Group.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

30	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

Notes: (continued)

(iv)	Spectrum fees represent the spectrum usage fees paid or payable to the CMCC Group for the usage of the frequency bands allocated to the Company’s subsidiaries in the PRC.
(v)	Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of CMCC for operating leases in respect of land and buildings and others.
(vi)	Roaming billing processing fees represent the amounts paid or payable to the CMCC Group for the provision of the roaming billing processing services to the Company’s subsidiaries.
(vii)	Equipment maintenance service fees represent the amount paid or payable to subsidiaries of CMCC for the provision of the maintenance services to the Company’s subsidiaries.
(viii)	Construction and related service fees represent the amount paid or payable to subsidiaries of CMCC for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services to the Company’s subsidiaries.
(ix)	This represents payment made by Hebei Mobile to acquire transmission towers from a subsidiary of CMCC and expenses paid or payable to relevant subsidiary of CMCC for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communication Services Company, a subsidiary of CMCC, in respect of the purchase of transmission towers and for the provision of transmission tower related services.
(x)	Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of CMCC to the Company’s subsidiaries or paid/payable by the Company’s subsidiaries to subsidiaries of CMCC in respect of prepaid card services.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

30	Related party transactions (continued)

(a)	Transactions with CMCC (continued)

Notes: (continued)

(xi)	Technology platform development and maintenance service income represents the amounts received or receivable from the CMCC Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service center platform.
(xii)	Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of CMCC for the provision of telecommunications lines maintenance services.
(xiii)	Interest paid/payable represents the interest paid or payable to CMCC and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

(b)	Pursuant to a resolution passed at the extraordinary general meeting held on June 16, 2004, the Company acquired the entire issued share capital of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$3,650 (RMB equivalent 30,210). The total consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC respectively.

(c)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

31	Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 30), the Group, a state-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively referred to as “state-controled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the consolidated financial statements.

As part of the transactions with state-controled entities as mentioned above, the Group has material transactions with other state-controled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the MII of the PRC Government. Additionally, the Group has material transactions and balances with state-controled financial institutions.

Set out below are the principal transactions with state-controled telecommunications operators and state-controled financial institutions in the PRC:

(a)	Principal transactions with state-controled telecommunications operators in the PRC:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interconnection revenue	4,208	6,196	8,510
Interconnection charges	10,016	13,588	16,416
Leased line charges	3,385	3,054	1,757

(b)	Principal balances with state-controled telecommunications operators in the PRC:

	December 31,
	2005	2006
	RMB	RMB
Accounts and other receivables	180	452
Accounts and other payable	2,172	1,846

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

31	Transactions with other state-controled entities in the PRC (continued)

(c)	Principal transactions with state-controled financial institutions in the PRC:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Interest income	997	1,528	2,584

(d)	Principal balances with state-controled financial institutions in the PRC:

	December 31,
	2005	2006
	RMB	RMB
Deposits with banks	41,787	82,294
Cash and cash equivalents	59,368	68,197

32	Shareholders’ equity

Share capital

	Number of ordinary shares	Nominal amount of each ordinary share		Amount
				HK$
Authorized:
Balance at December 31, 2005 and 2006	30,000,000,000	HK$	0.10	3,000

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

32	Shareholders’ equity (continued)

Share capital (continued)

	Number of ordinary shares	Nominal amount of each ordinary share		Amount
				HK$
Issued and fully paid:
Balance at January 1, 2005	19,700,639,399	HK$	0.10	1,970
Shares issued under share option scheme	134,521,000	HK$	0.10	14

Balance at December 31, 2005	19,835,160,399			1,984

			RMB equivalent	2,116

Balance at January 1, 2006	19,835,160,399	HK$	0.10	1,984
Shares issued under share option scheme	132,654,741	HK$	0.10	13

Balance at December 31, 2006	19,967,815,140			1,997

			RMB equivalent	2,130

(Amounts in the following paragraphs are expressed in dollars.)

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

Pursuant to the resolutions passed on October 21, 1997, the Company issued 2,600,000,000 shares of HK$0.10 each at HK$11.68 per share and the shares were listed on the New York Stock Exchange and the SEHK on October 22, 1997 and October 23, 1997, respectively. On November 7, 1997, the Company issued 170,788,000 shares of HK$0.10 each at HK$11.68 per share by way of a placing among professional and institutional investors.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

32	Shareholders’ equity (continued)

Share capital (continued)

(Amounts in the following paragraphs are expressed in dollars.)

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

32	Shareholders’ equity (continued)

Share capital (continued)

(Amounts in the following paragraphs are expressed in dollars.)

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

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Reserves

Capital reserve

This amount represents the total of the following:

•	the additional earnings of Guangdong Mobile and Zhejiang Mobile from June 1, 1997 to September 26, 1997, the completion date of the Restructuring (December 31, 2005 and 2006: RMB1,135);

•

goodwill arising on the acquisition of Jiangsu Mobile BVI and Jiangsu Mobile on June 3, 1998 (December 31, 2005 and 2006: RMB15,569), which has been eliminated against capital reserve immediately upon acquisition;

•

goodwill arising on the acquisition of Fujian Mobile BVI, Henan Mobile BVI, Hainan Mobile BVI, Fujian Mobile, Henan Mobile and Hainan Mobile on November 11, 1999 (December 31, 2005 and 2006: RMB42,340), which has been eliminated against capital reserve immediately upon acquisition;

•

goodwill arising on the acquisition of Beijing Mobile BVI, Shanghai Mobile BVI, Tianjin Mobile BVI, Hebei Mobile BVI, Liaoning Mobile BVI, Shandong Mobile BVI, Guangxi Mobile BVI, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile on November 12, 2000 (December 31, 2005 and 2006: RMB238,891), which has been eliminated against capital reserve immediately upon acquisition; and

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

32	Shareholders’ equity (continued)

Reserves (continued)

Capital reserve (continued)

•

the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognized in accordance with the accounting policy adopted for share-based payments in note 2(t)(ii) (December 31, 2005: RMB 1,255 and December 31, 2006: RMB3,031);

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

32	Shareholders’ equity (continued)

Reserves (continued)

PRC statutory reserves (continued)

At December 31, 2005 and 2006, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB24,035 and RMB30,836, RMB29,325 and RMB36,098, RMB31 and RMB26 and RMB4 and RMB1, respectively.

Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2(q).

Distributable reserves

At December 31, 2005 and 2006, the amount of distributable reserves of the Company amounted to RMB64,441 and RMB65,806.

33	Equity compensation benefits

Pursuant to a resolution passed an annual general meeting held on June 24, 2002, the share option scheme established on October 8, 1997 (the “Old Scheme”) was terminated and the current share option scheme (the “Current Scheme”) was adopted.

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

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or canceled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10% limit. The consideration payable for the grant of option under each of the Old Scheme and the Current Scheme is HK$1.00.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

33	Equity compensation benefits (continued)

For options granted before September 1, 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i)	the nominal value of a share; and

(ii)	80% of the average of the closing price of the share on the SEHK on the five trading days immediately preceding the date on which the option was granted.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

33	Equity compensation benefits (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2005	2006
Option granted to directors

- on November 26, 1999 *	2,000,000	—	50% on date of grant, 50% three years from the date of grant	8 years

- on April 25, 2000	1,516,000	1,000,000	50% two years from the date of grant, 50% five years from the date of grant	7 years

- on June 22, 2001	142,500	250	50% two years from the date of grant, 50% five years from the date of grant	6 years

- on July 3, 2002	375,000	370,000	50% two years from the date of grant, 50% five years from the date of grant	10 years

- on October 28, 2004	1,518,000	908,200	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

- on December 21, 2004	600,000	515,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

- on November 8, 2005	7,790,000	6,465,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

33	Equity compensation benefits (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2005	2006
Option granted to other employees

- on November 26, 1999*	—	1,000,000	50% on date of grant, 50% three years from the date of grant	8 years

- on April 25, 2000	26,092,000	4,858,500	50% two years from the date of grant, 50% five years from the date of grant	7 years

- on June 22, 2001	52,390,750	7,542,550	50% two years from the date of grant, 50% five years from the date of grant	6 years

- on July 3, 2002	75,570,000	71,864,350	50% two years from the date of grant, 50% five years from the date of grant	10 years

- on October 28, 2004	213,121,500	156,838,619	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

- on November 8, 2005	281,578,500	275,800,490	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	662,694,250	527,163,459

*	The number of shares involved in the options outstanding at the beginning of the year included 1,000,000 share options granted to Mr. He Ning, who was resigned as executive director and vice president of the Company during the year.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

33	Equity compensation benefits (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	December 31,
	2005		2006
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
Balance at beginning of year	25.39	511,060,000	29.76	662,694,250
Granted	34.87	289,777,500	—	—
Exercised	24.13	(134,521,000)	30.11	(132,654,741)
Canceled	30.38	(3,622,250)	32.36	(2,876,050)

Balance at end of year	29.76	662,694,250	29.66	527,163,459

Option vested at December 31,	31.19	94,537,550	30.54	200,201,609

The weighted average share price at the date of exercise for shares options exercised during the year was HK$51.16 (2005: HK$34.20).

The options outstanding at December 31, 2005 and 2006 had exercise prices ranging from HK$22.75 to HK$45.04 and a weighted average remaining contractual life of 7.9 years (2005: 8.1 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2006. The fair value of options granted during the year ended December 31, 2005 was HK$10.28. The significant assumptions of the model included share price of HK$34.50 at the grant date, exercise price of HK$34.87, expected volatility (expressed as weighted average volatility used in the modeling under binomial lattice model) of 24.6%, option life (expressed as weighted average life used in the modeling under binomial lattice model) of 10 years, expected dividends of 2.6% and risk-free interest rate (based on Exchange Fund Notes) of 4.5%. The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends and planned dividend payout ratio, if any. Changes in the subjective input assumptions could materially affect the fair value estimate.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

34	Foreign currency exchange

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

35	Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

Substantially all the Group’s cash and cash equivalents are deposited with financial institutions in Hong Kong and Mainland China. The accounts receivable of the Group are mainly spread among an extensive number of subscribers.

The Group’s credit risk is primarily attributable to accounts receivable and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not have any significant exposure to any individual customer or counterparty. The credit risk on liquid funds is limited because the majority of the counter parties are financial institutions with high credit rating assigned by international credit-rating agencies and state-controled financial institutions with good reputation.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

35	Financial instruments (continued)

(b)	Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

(c)	Interest rate risk

The Group has interest rate risk as certain interest-bearing borrowings are on a variable rate basis. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 26. The Group’s cash and cash equivalents and deposits with banks are all short-term in nature, any future variations in interest rates will not have a significant impact on the results of the Group.

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

The following financial assets and financial liabilities have their carrying amounts approximately equal to their fair values: accounts receivable, other receivables, prepayments and other current assets, deposits with banks, cash and cash equivalents, accounts payable, bills payable, accrued expenses and other payables and deferred consideration payable except as follows:

	2005		2006
	Carrying Amount	Fair value	Carrying amount	Fair value
	RMB	RMB	RMB	RMB
Interest-bearing borrowings:
- bonds	12,912	13,685	12,937	13,218

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries

Details of the Company’s principal subsidiaries are as follows:

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Guangdong Mobile	PRC September 28, 1988	—	RMB 5,595	100%	Mobile telecommunications operator

Zhejiang Mobile	PRC February 2, 1996	—	RMB 2,118	100%	Mobile telecommunications operator

Jiangsu Mobile BVI	BVI March 6, 1998	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangsu Mobile	PRC December 10, 1992	—	RMB 2,800	100%	Mobile telecommunications operator

Fujian Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Fujian Mobile	PRC September 7, 1999	—	RMB 5,247	100%	Mobile telecommunications operator

Henan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Henan Mobile	PRC August 6, 1999	—	RMB 4,368	100%	Mobile telecommunications operator

Hainan Mobile BVI	BVI September 1, 1999	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hainan Mobile	PRC August 19, 1999	—	RMB 643	100%	Mobile telecommunications operator

Beijing Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Beijing Mobile	PRC July 26, 2000	—	RMB6,125	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Shanghai Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanghai Mobile	PRC August 4, 2000	—	RMB6,039	100%	Mobile telecommunications operator

Tianjin Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Tianjin Mobile	PRC July 24, 2000	—	RMB2,151	100%	Mobile telecommunications operator

Hebei Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hebei Mobile	PRC July 31, 2000	—	RMB4,315	100%	Mobile telecommunications operator

Liaoning Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Liaoning Mobile	PRC August 7, 2000	—	RMB5,140	100%	Mobile telecommunications operator

Shandong Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shandong Mobile	PRC August 7, 2000	—	RMB6,342	100%	Mobile telecommunications operator

Guangxi Mobile BVI	BVI September 1, 2000	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Guangxi Mobile	PRC August 3, 2000	—	RMB2,341	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Anhui Mobile BVI	PRC May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Anhui Mobile	PRC January 29, 2002	—	RMB4,099	100%	Mobile telecommunications operator

Jiangxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jiangxi Mobile	PRC January 18, 2002	—	RMB2,933	100%	Mobile telecommunications operator

Chongqing Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Chongqing Mobile	PRC January 28, 2002	—	RMB3,030	100%	Mobile telecommunications operator

Sichuan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Sichuan Mobile	PRC February 4, 2002	—	RMB7,484	100%	Mobile telecommunications operator

Hubei Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Hubei Mobile	PRC February 1, 2002	—	RMB3,961	100%	Mobile telecommunications operator

Hunan Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up

Hunan Mobile	PRC February 6, 2002	—	RMB4,016	100%	Mobile telecommunications operator

Shaanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shaanxi Mobile	PRC February 3, 2002	—	RMB3,171	100%	Mobile telecommunications operator

Shanxi Mobile BVI	BVI May 10, 2002	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Shanxi Mobile	PRC February 4, 2002	—	RMB2,773	100%	Mobile telecommunications operator

Neimenggu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Neimenggu Mobile	PRC January 16, 2004	—	RMB2,863	100%	Mobile telecommunications operator

Jilin Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Jilin Mobile	PRC January 18, 2004	—	RMB3,278	100%	Mobile telecommunications operator

Heilongjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Heilongjiang Mobile	PRC February 2, 2004	—	RMB4,501	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up

Guizhou Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Guizhou Mobile	PRC January 19, 2004	—	RMB2,542	100%	Mobile telecommunications operator

Yunnan Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Yunnan Mobile	PRC January 19, 2004	—	RMB4,137	100%	Mobile telecommunications operator

Xizang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Xizang Mobile	PRC February 9, 2004	—	RMB849	100%	Mobile telecommunications operator

Gansu Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Gansu Mobile	PRC January 29, 2004	—	RMB1,703	100%	Mobile telecommunications operator

Qinghai Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Qinghai Mobile	PRC February 2, 2004	—	RMB903	100%	Mobile telecommunications operator

Ningxia Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Ningxia Mobile	PRC January 30, 2004	—	RMB740	100%	Mobile telecommunications operator

Xinjiang Mobile BVI	BVI March 4, 2004	10,000 shares at HK$1	1 share at HK$1	100%	Investment holding company

Xinjiang Mobile	PRC February 3, 2004	—	RMB2,582	100%	Mobile telecommunications operator

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital			Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up
Zhongjing Design Institute BVI	BVI March 4, 2004	10,000 shares at HK$1		1 share at HK$1	100%	Investment holding company

Jingyi Design Institute	PRC March 15, 2004	—		RMB160	100%	Provision of telecommunications network planning design and consulting services

CMC BVI	BVI March 4, 2004	10,000 shares at HK$1		1 share at HK$1	100%	Investment holding company

CMC	PRC February 27, 2004	—		RMB1,642	100%	Network and business coordination center

China Mobile Holding Company Limited	PRC June 9, 2000	—	US$	30	100%	Investment holding company

China Mobile (Shenzhen) Limited	PRC March 20, 2003	—	US$	8	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands June 5, 2000	1,500,000,000 shares at HK$0.1		HK$94	66.41%	Investment holding company

Aspire (BVI) Limited	BVI June 7, 2000	50,000 shares at US$1		US$0.001	66.41%	Investment holding company

Aspire Technologies (Shenzhen) Limited	PRC December 1, 2000	—	US$	10	66.41%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited	PRC August 1, 2001	—	US$	5	66.41%	Provision of mobile data solutions, system integration and development

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

36	Principal subsidiaries (continued)

Details of the Company’s principal subsidiaries are as follows (continued):

Name of company	Place and date of incorporation/ establishment	Authorized, issued and paid up capital		Attributable equity interest %	Principal activity/ies
		Authorized	Issued and paid up

Aspire Information Technologies (Beijing) Limited	PRC October 9, 2004	—	US$5	66.41%	Technology platform development and maintenance

Fujian FUNO	PRC April 8, 1998	—	US$4	51%	Network planning and optimizing construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI April 4, 2005	50,000 shares at US$1	2 share at US$1	100%	Provision of roaming clearance service

Fit Best Limited	BVI September 15, 2005	50,000 shares at US$1	1 share at US$1	100%	Investment holding company

Peoples Telephone	Hong Kong June 28, 1994	2,500,000,000 ordinary shares at HK$0.48 154,125,000 preference shares at HK$0.48	HK$357 ordinary shares	100%	Provision of mobile telecommunications and related services

Dividends declared in respect of previous financial year, approved and paid by the Company’s subsidiaries for the financial years ended December 31, 2004, 2005 and 2006 amounting to RMB25,978, RMB28,625, RMB28,680 respectively. All dividend income from these subsidiaries was entirely eliminated in preparing the consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

37	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed ordinary and special final dividends. Further details are disclosed in note 12(a).

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from January 1, 2008. The impact of such change of enterprise income tax rate on the Group’s consolidated financial statements will depend on detailed pronouncements that are subsequently issued. Since implementation measures for transitional policies on preferential tax rates granted according to current tax law and administrative regulations have not yet been announced, management cannot reasonably estimate the financial impact of the new tax law to the Group at this stage.

38	Accounting estimates and judgments

Key sources of estimation uncertainty

Notes 18, 19 and 35 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Allowance for doubtful accounts

Management assesses allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the ageing of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional allowance may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

38	Accounting estimates and judgments (continued)

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. Management reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

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

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

39	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2006

Up to the date of issue of these consolidated financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2006 and which have not been adopted in these consolidated financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption is unlikely to have a significant impact on the Group’s results of operations and financial position.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP

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

As a result of the Group and the acquired subsidiaries, being under common control prior to the acquisition, such acquisitions under US GAAP are considered “combinations of entities under common control”. Under US GAAP, combinations of entities under common control are accounted for under the “as if pooling-of-interests” method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as distribution to owner in the year of acquisition. Goodwill arising on consolidation and the amortization of goodwill which are recognized under HK GAAP have been reversed for US GAAP purposes.

(b)	Capitalization of interest

Under HK GAAP, interest costs are only capitalized to the extent that funds are borrowed and used for the purpose of obtaining qualifying asset which necessarily takes a substantial period of time to get ready for its intended use.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(b)	Capitalization of interest (continued)

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

Additionally, the property, plant and equipment and land lease prepayments of the subsidiaries were revalued as a result of the restructuring that occurred in 1997 and the subsequent acquisitions. These property, plant and equipment and land lease prepayments revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment and land lease prepayments above their historical cost bases, except the Fourth Acquisition and Fifth Acquisition.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(c)	Revaluation and impairment of property, plant and equipment and land lease prepayments (continued)

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

Under US GAAP, property, plant and equipment are stated at their historical cost, less accumulated depreciation and land lease prepayments are stated at their historical cost, charged to income statement on a straight line basis over the period of the lease term. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to statements of income under HK GAAP as a result of the revaluation of property, plant and equipment and land lease prepayments are reversed for US GAAP purposes. Additionally, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under US GAAP with a corresponding increase in shareholders’ equity.

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

For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation and charges which are recognized under HK GAAP.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(d)	Employee housing scheme

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

Under HK GAAP, deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

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

The Group grants share options to directors and employees. Under HK GAAP and prior to January 1, 2005, the proceeds received are recognized as an increase to capital upon the exercise of the share options. The Group does not account for the issuance of stock options until they are exercised. With effect from January 1, 2005, in order to comply with HKFRS 2 “Share-based payment”, the Group recognizes the fair value of such share options as an expense in the consolidated statements of income, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognized in a capital reserve within equity.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(f)	Share option scheme (continued)

Under US GAAP, and prior to January 1, 2006, the Group follows Accounting Principles Board Opinion 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and determines compensation expenses based on the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the stock options. Such amount is charged to the consolidated statements of income over the vesting period of the options. As a result, any expenses recognized based on the fair value of share options under HK GAAP is reversed under US GAAP. With effect from January 1, 2006, in order to comply with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, the Group recognizes compensation expense for all previously unvested share-based payment at fair value. The Group adopts the modified-prospective transition method in which effective from January 1, 2006, the compensation expense is recognized at fair value for (i) share options granted after January 1, 2006; and (ii) all share options granted prior to January 1, 2006 that remain unvested at that date. No restatement for prior periods is required. As a result, the US GAAP difference as shown in the net income reconciliation for the year ended December 31, 2006 represented additional compensation expense recognized under US GAAP using fair value approach for unvested share options granted to employees and directors before November 7, 2002 of which no measurement was made to such share options under HK GAAP as the Group has adopted the transitional provisions set out in paragraph 53 of HKFRS 2.

For the years ended December 31, 2004 and 2005, the US GAAP difference as shown in the net income reconciliation represented the amortization of compensation expenses in relation to share option scheme amounting to RMB86 and RMB68 under APB 25, respectively and the reversal of expenses recognized based on the fair value of share options under HK GAAP amounting to RMB255 and RMB1,553, respectively.

(g)	Revenue recognition

Until June 30, 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognized as received. Under US GAAP, effective July 1, 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognized over the estimated customer usage period of approximately 48 months.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(g)	Revenue recognition (continued)

Under US GAAP, effective January 1, 2000, the Group adopted provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). In December 2003, Staff Accounting Bulletin No.104, “Revenue Recognition” (“SAB 104”) updates the guidance in SAB 101 and Emerging Issues Task Force Issue 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Under SAB 104, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, were deferred and amortized over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB 104 was not material.

(h)	Interconnection, roaming and leased line agreements

In May 2000, the Group entered into new agreements with CMCC for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from October 1, 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from April 1, 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended December 31, 2000. Under US GAAP, such net savings are deferred and amortized on a straight-line basis over 7 years.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(i)	Recently Issued Accounting Standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is in the process of evaluating the potential impact of this standard.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is in the process of determining whether it will elect the fair value option allowed by the Standard.

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the entities recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the fiscal years beginning after December 15, 2006. Management is in the process of evaluating the potential impact of this interpretation.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

(i)	Recently Issued Accounting Standards (continued)

Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company adopted SAB 108 and the adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

The effect on net income of significant differences between HK GAAP and US GAAP is as follows:

			Year ended December 31,
	Note		2004	2005	2006
			RMB	RMB	RMB
Profit attributable to equity shareholders under HK GAAP			41,749	53,549	66,026

Adjustments:
Effect of combination of entities under common control, net of tax	(a	)	1,587	—	—
Capitalized interest	(b	)	(116)	(106)	(83)
Revaluation of property, plant and equipment	(c	)	(448)	(818)	(1,145)
Revaluation of land lease prepayments	(c	)	68	98	55
Share option scheme	(f	)	169	1,485	(212)
Amortization of net connection fees and telephone number selection fees	(g	)	109	6	—
Amortization of net savings from interconnection, roaming and leased line agreements	(h	)	86	86	86
Reversal of goodwill amortization	(a	)	1,930	—	—
Deferred tax effects of US GAAP adjustments	(e	)	(73)	204	347

Net income under US GAAP			45,061	54,504	65,074

Basic net income per share in accordance with US GAAP			2.29	2.76	3.27

Diluted net income per share in accordance with US GAAP			2.29	2.75	3.24

Basic net income per ADS* in accordance with US GAAP			11.45	13.81	16.36

Diluted net income per ADS* in accordance with US GAAP			11.43	13.73	16.20

*	Based on a ratio of 5 ordinary shares to one ADS

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

			As of December 31,
	Note		2005	2006
			RMB	RMB
Shareholders’ equity under HK GAAP			272,824	319,002

Adjustments:
Capitalized interest	(b	)	158	75
Revaluation of property, plant and equipment
- cost	(c	)	(5,370)	(5,370)
- accumulated depreciation and others	(c	)	7,069	5,924
Revaluation of land lease prepayments	(c	)	(2,144)	(2,089)
Deferred tax adjustments on revaluations	(e	)	142	490
Employee housing scheme	(d	)	(1,674)	(1,674)
Deemed capital contribution for employee housing scheme	(d	)	1,674	1,674
Deferral of net savings from interconnection, roaming and leased line agreements	(h	)	(114)	(28)
Reversal of goodwill	(a	)	(35,300)	(35,300)
Deferred tax effects of US GAAP adjustments	(e	)	(13)	(14)

Shareholders’ equity under US GAAP			237,252	282,690

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

The following are condensed consolidated balance sheets of the Group as of December 31, 2005 and 2006, and the related condensed consolidated statements of income, total shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006, restated to reflect the impact of the differences between HK GAAP and US GAAP. Certain comparative figures have been reclassified to conform to current year’s presentation.

Condensed consolidated statements of income

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Operating revenue

Usage fees	136,876	156,710	189,710
Monthly fees	26,458	25,055	21,629
Value-added services fees	31,651	50,187	69,309
Connection fees	252	7	—
Other operating revenue	15,400	17,617	22,988

Total operating revenue	210,637	249,576	303,636

Operating expenses

Cost of services and sales (excluding depreciation of RMB47,050, RMB55,422 and RMB62,779 included below)	24,387	28,555	32,131
Depreciation	47,050	55,422	62,779
Selling, general and administration	74,596	87,878	115,228

Total operating expenses	146,033	171,855	210,138

Profit from operations	64,604	77,721	93,498

Non-operating net income	949	499	285

Interest income	1,032	1,615	2,604

Interest expense	(1,738)	(1,346)	(1,510)

Profit before tax	64,847	78,489	94,877

Income tax	(19,764)	(23,945)	(29,715)

Profit after tax	45,083	54,544	65,162

Minority interests	(22)	(40)	(88)

Net income	45,061	54,504	65,074

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

Condensed consolidated statements of income (continued)

Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Basic net income per share	RMB2.29	RMB2.76	RMB3.27

Basic net income per ADS*	RMB 11.45	RMB13.81	RMB16.36

Diluted net income per share	RMB 2.29	RMB2.75	RMB3.24

Diluted net income per ADS*	RMB 11.43	RMB13.73	RMB16.20

*	Based on a ratio of 5 ordinary shares to one ADS

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

Condensed consolidated balance sheets

	December 31,
	2005	2006
	RMB	RMB
Assets

Current assets
Cash and cash equivalents	64,461	71,167
Deposits with banks	41,925	82,294
Accounts receivable	6,446	6,747
Other receivables	1,888	2,454
Tax recoverable	165	468
Deferred income taxes	2,660	4,352
Inventories	2,365	3,007
Prepayments and other current assets	3,583	4,613
Amount due from ultimate holding company	63	305
Amounts due from related parties	180	452

Total current assets	123,736	175,859

Property, plant and equipment	218,362	218,903
Construction in progress	34,201	52,436
Land lease prepayments	5,099	5,586
Goodwill	—	1,594
Other intangible assets	—	700
Other financial assets	77	77
Interest in associates	—	—
Deferred income taxes	4,143	3,260

Total assets	385,618	458,415

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

Condensed consolidated balance sheets (continued)

	December 31,
	2005	2006
	RMB	RMB
Liabilities, minority interests and shareholders’ equity

Current liabilities
Accounts payable	39,908	55,626
Bills payable	1,359	2,212
Interest-bearing borrowings	—	2,996
Current instalments of obligation under capital lease	68	68
Current taxation	9,249	9,823
Amounts due to related parties	2,172	1,846
Accrued expenses and other payables	39,858	45,898
Amount due to immediate holding company	96	186
Amount due to ultimate holding company	269	129
Deferred revenue	16,975	21,851

Total current liabilities	109,954	140,635
Interest-bearing borrowings	12,912	9,941
Deferred revenue, excluding current portion	1,438	930
Deferred income taxes	146	215
Amount due to immediate holding company	23,633	23,633

Total liabilities	148,083	175,354

Minority interests	283	371

Shareholders’ equity	237,252	282,690

Total liabilities, minority interests and shareholders’ equity	385,618	458,415

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

Condensed consolidated statements of shareholders’ equity and comprehensive income for the following years:

	Shareholders’ equity	Total comprehensive income
	RMB	RMB
Shareholders’ equity at January 1, 2004	190,828

Net income for the year ended December 31, 2004	45,061	45,061
Issue of ordinary shares	703
Deemed capital distribution	(30,210)
Distribution to owner	(8,349)
Stock-based compensation	86

Total comprehensive income		45,061

Shareholders’ equity at December 31, 2004	198,119

Net income for the year ended December 31, 2005	54,504	54,504
Issue of ordinary shares	3,422
Distribution to owner	(18,894)
Stock-based compensation	68
Others	33

Total comprehensive income		54,504

Shareholders’ equity at December 31, 2005	237,252

Net income for the year ended December 31, 2006	65,074	65,074
Issue of ordinary shares	4,093
Distribution to owner	(26,162)
Stock-based compensation	2,476
Foreign currency translation	(43)	(43)

Total comprehensive income		65,031

Shareholders’ equity at December 31, 2006	282,690

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

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

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	111,112	131,593	150,401
Investing activities	(65,619)	(88,635)	(121,310)
Financing activities	(40,644)	(23,538)	(22,173)

Increase in cash and cash equivalents	4,849	19,420	6,918

Cash and cash equivalents at beginning of year	40,300	45,149	64,461
Effect of changes in foreign exchange rate	—	(108)	(212)

Cash and cash equivalents at end of year	45,149	64,461	71,167

Interest paid (net of amounts capitalized)	2,040	1,635	1,414

Income taxes paid	18,244	24,585	30,993

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

40	Significant differences between HK GAAP and US GAAP (continued)

Significant non-cash transactions

The Group incurred payables of RMB36,851 and RMB2,143 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2006.

The Group incurred payables of RMB28,176 and RMB1,332 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2005.

The Group incurred payables of RMB23,980 and RMB1,675 to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2004.

41	Additional information required by US GAAP

The following additional financial statement disclosures are required under US GAAP and are presented on a US GAAP basis.

Income tax

The provision for Hong Kong profits tax for 2006 is calculated at 17.5% of the estimated assessable profits for the year. For the years ended December 31, 2004 and 2005, no provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits during the year.

The provision for the PRC enterprise income tax is based on a statutory income tax rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30% or 15% respectively.

The components of income before income taxes are as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Hong Kong operation	(1)	(1)	206
PRC operation	64,848	78,490	94,671

	64,847	78,489	94,877

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Income tax (continued)

The components of income tax expense are as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Current
Hong Kong	—	—	12
Mainland China	19,788	26,714	30,520

	19,788	26,714	30,532

Deferred
Hong Kong	—	—	35
Mainland China	(24)	(2,769)	(852)

	(24)	(2,769)	(817)

	19,764	23,945	29,715

The provision for income tax differs from the amount computed by applying the PRC statutory income tax rate of 33% to profit before tax and minority interests for the following reasons:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
Expected PRC taxation at statutory tax rates	21,400	25,901	31,309
Non-taxable items
- Connection fee	(27)	(1)	—
- Interest income	(26)	(24)	(34)
Amortization of deferred tax credit	(125)	(526)	(732)
Non-deductible expenses on PRC operations	415	395	1,368
Non-deductible expenses on Hong Kong operations	217	175	236
Rate differential on PRC operations	(1,902)	(1,758)	(1,949)
Rate differential on Hong Kong operations	166	119	175
Reversal of deferred taxation due to change of income tax rate on certain PRC operating subsidiaries	169	4	(69)
Over-provision for PRC operations in prior years	(357)	(247)	(550)
Under-provision for Hong Kong operations in prior year	—	—	9
Others	(166)	(93)	(48)

Income tax	19,764	23,945	29,715

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Income tax (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2005	2006
	RMB	RMB
Deferred tax assets:
Inventories	9	8
Accounts receivable	971	1,170
Property, plant and equipment and land lease prepayments	4,107	3,260
Accrued expenses and other payable	1,680	3,165
Deferred revenue	36	9

Gross deferred tax assets	6,803	7,612

Deferred tax liabilities:
Property, plant and equipment and land lease prepayments	(146)	(215)

Net deferred tax assets	6,657	7,397

Less: Current portion of net deferred tax assets	(2,660)	(4,352)

	3,997	3,045

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Accounts receivable

	December 31,
	2005	2006
	RMB	RMB
Accounts receivable	9,911	10,677

Less: Allowance for doubtful accounts	(3,465)	(3,930)

	6,446	6,747

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2004	5,169
Provision for the year	2,569
Written-off	(4,085)

At December 31, 2004	3,653
Provision for the year	2,987
Written-off	(3,175)

At December 31, 2005	3,465

Acquired on acquisition of a subsidiary	26
Provision for the year	3,851
Written-off	(3,412)

At December 31, 2006	3,930

Other receivables

	December 31,
	2005	2006
	RMB	RMB
Other receivables	1,998	2,564

Less: Allowance for doubtful accounts	(110)	(110)

	1,888	2,454

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Other receivables (continued)

Allowance for doubtful accounts is analyzed as follows:

RMB
At January 1, 2004	115
Provision for the year	46
Written-off	(22)

At December 31, 2004	139
Written-back for the year	(19)
Written-off	(10)

At December 31, 2005	110
Provision for the year	1
Written-off	(1)

At December 31, 2006	110

Property, plant and equipment

	December 31,
	2005	2006
	RMB	RMB
Buildings	37,827	43,146
Telecommunications transceivers, switching centers, transmission and other network equipment	369,554	366,427
Office equipment, furniture and fixtures and others	16,732	15,965

	424,113	425,538

Less: Accumulated depreciation	(205,751)	(206,635)

	218,362	218,903

During the year, management reviewed the estimated useful lives of all the property, plant and equipment and changed the estimated useful lives of certain network equipment from 7 years to 5 years.

The change in accounting estimate is accounted for prospectively from January 1, 2006. The depreciation expenses increased and net income decreased approximately RMB11,773 and RMB8,296 for year ended December 31, 2006 and for the asset’s revised remaining useful lives, respectively.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Goodwill

	December 31,
	2005	2006
	RMB	RMB
Balance at beginning of year	—	—
Additions arising on acquisition of a subsidiary	—	1,594

Balance at end of year	—	1,594

Deferred revenue and other items

	Year ended December 31,
	2005	2006
	RMB	RMB
Balance at beginning of year	14,091	18,413
Addition during the year	105,407	130,477
Recognized in the condensed consolidated statements of income	(101,085)	(126,109)

Balance at end of year	18,413	22,781

Less: Current portion	(16,975)	(21,851)

	1,438	930

Deferred revenue comprises:

(i)	the unamortized portion of connection fees and telephone number selection fees received which are recognized over the estimated subscriber usage period for the related services;

(ii)	the deferred tax credit of purchase of domestic telecommunications equipment which is amortized over the remaining lives of the related property, plant and equipment;

(iii)	the prepaid services fees received from subscribers which are recognized as income when the mobile telecommunications services are rendered upon actual usage by subscribers; and

(iv)	the unamortized portion of net savings attributable to the Group as a result of the provincial interconnection, roaming and leased line agreements.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Stock option plan

Details of the Company’s stock option plan and options granted under the plan are contained in note 33. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the binomial lattice model for 2004 and 2005 respectively, with the following assumptions used for grants: expected dividend yield of 2.65% and 2.58% during 2004 and 2005; expected volatility of 27.38% and 24.58% for the share option granted during 2004 and 2005 respectively; risk-free interest rate of 4.06% and 4.54% during 2004 and 2005 respectively; and expected life of 10 years and 10 years during 2004 and 2005 respectively. The per share fair value of stock options granted during 2004 and 2005 were HK$6.64 and HK$10.28 on the date of grant, respectively.

The total intrinsic value of options exercised during 2004, 2005 and 2006 were HK$nil, HK$185 and HK$677 respectively. Cash received from option exercise under the share option plans for 2004, 2005 and 2006 were HK$662, HK$3,246 and HK$3,994 respectively. No actual tax benefit was realized from option exercises for the year purchased.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB 25, and related interpretations including FASB Interpretation No. 44, “Account for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. FASB No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and FASB No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB 123”, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by the relevant accounting standards, the Company had elected to continue to apply the intrinsic-valued-based method of accounting described above, and had adopted only the disclosure requirements of SFAS No. 123, as amended. The compensation cost that has been charged against income prescribed by APB 25 for the Company’s stock option plan was RMB86 for 2004 and RMB68 for 2005. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Stock option plan (continued)

	Year ended December 31,
	2004	2005
	RMB	RMB
Net income, as reported	45,061	54,504
Add stock-based employee compensation expense included in net income	86	68
Deduct total stock-based employee compensation expense determined under fair-value-based method	(842)	(1,752)

Pro forma net income	44,305	52,820

Basic net income per share
As reported	2.29	2.76
Pro forma	2.25	2.68

Diluted net income per share
As reported	2.29	2.75
Pro forma	2.25	2.66

Effective from January 1, 2006, the Company adopted the requirements of SFAS No. 123R using the modified-prospective transition method in which the grant-date fair values of unvested awards that are outstanding on the date of adoption are charged to expense over their remaining vesting periods. The compensation expense recognized for the year ended December 31, 2006 for the Company’s stock option plan was RMB2,476. The aggregate intrinsic value of the share options outstanding and exercisable as of December 31, 2006 was RMB144 and RMB144, respectively.

As a result of adopting SFAS No. 123R on January 1, 2006, the Group’s profit before income taxes and net profit for the year ended December 31, 2006 were both RMB2,439 lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted income per share for the year ended December 31, 2006 were both RMB0.12 lower than if the Group had continued to account for the share-based compensation under APB 25. The adoption of SFAS No. 123R had no effect on the consolidated cash flow statement.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

Net income per share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations prepared under US GAAP.

	For the year ended December 31, 2004			For the year ended December 31, 2005			For the year ended December 31, 2006
	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	45,061	19,673	2.29	54,504	19,738	2.76	65,074	19,893	3.27

Effect of dilutive securities
Convertible notes	129	91		135	76		—	—
Stock options	—	10		—	78		—	186

Diluted net income per share	45,190	19,774	2.29	54,639	19,892	2.75	65,074	20,079	3.24

Principal related party transactions

			Year ended December 31,
	Note		2004	2005	2006
			RMB	RMB	RMB
Interconnection revenue	(ii	)	5,940	6,196	8,510
Interconnection charges	(ii	)	11,911	13,588	16,416
Leased line charges	(ii	)	3,745	3,054	1,757
Spectrum fees	(i	)	406	—	—
Property leasing and management service charges	(i	)	643	780	804
Telecommunications services charges	(i	)	809	1,898	2,359
Technology platform development and maintenance service income	(i	)	25	12	—
Interest paid/payable	(i	)	721	647	946

Notes:

(i)	Descriptions of the nature of the related party transactions are set forth in note 30.
(ii)	Descriptions of the nature of the related party transactions are set forth in note 31. The amounts also include charges paid or payable to the state-controlled telecommunications operators in the PRC.

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

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

The Company’s operating segments are comprised of its mobile telecommunications businesses operated within the thirty-one provinces, autonomous regions and municipalities in Mainland China and Hong Kong. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All operating segments provide mobile telecommunications services to individual customers within their geographic market. The Company’s operating segments have been aggregated into a single reportable segment as permitted under US GAAP because management believes all of the criteria for aggregation have been met.

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

Notes to Consolidated Financial Statements (continued)

(Amounts in millions, except share data)

41	Additional information required by US GAAP (continued)

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