Form 20-F
period 2007-12-31
CHINA MOBILE LTD /ADR/
filed 2008-06-11
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Grace WONG

Company Secretary

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Telephone: (852) 3121-8888

Fax: (852) 2511-9092

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value HK$0.10 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares representing the ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 20,031,905,590 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☒            Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

China Mobile Limited

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies;

•	our operations and prospects;

•	our network expansion plans and related capital expenditure plans, including, among others, those relating to construction of third generation mobile telecommunications technology, or 3G, networks;

•	the planned development of new mobile telecommunications technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations;

•

the proposed restructuring of the telecommunications industry in Mainland China as announced by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China, or the PRC, in May 2008; and

•	future developments in the telecommunications industry in Mainland China.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—Risk Factors” and the following:

•

any changes in the regulatory policies of the Ministry of Industry and Information (which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry) or other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, the provision of telephone services in rural areas of the PRC, and spectrum and numbering resources allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•

changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the PRC government’s policies with respect to new entrants in the PRC telecommunications industry, the entry of foreign companies into Mainland China’s telecommunications market and Mainland China’s continued economic growth.

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain sufficient financing on commercially acceptable terms;

•	the adequacy of currently available frequency spectrum or the availability of additional frequency spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on commercially acceptable terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

Special Note on Our Financial Information and

Certain Statistical Information Presented in This Annual Report

Our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong, or Hong Kong GAAP. HKFRS is consistent with IFRS in all material respects. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was determined to be January 1, 2006, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRS as at January 1, 2006 or in respect of the year ended December 31, 2006. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 included in this annual report on Form 20-F. KPMG, our independent registered public accounting firm, has issued an auditor’s report on our financial statements prepared in accordance with IFRS as issued by the IASB.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2005 have been included in this annual report on Form 20-F.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the year ended December 31, 2005 were prepared in accordance with HKFRS. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2004 and before were prepared in accordance with Hong Kong GAAP. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the two-year period ended December 31, 2007. Except for amounts presented in U.S. dollars, the selected historical consolidated balance sheet data and consolidated income statement data as of and for the years ended December 31, 2006 and 2007 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 have been prepared and presented in accordance with IFRS.

In this annual report on Form 20-F, we have translated certain Renminbi and Hong Kong dollar amounts into U.S. dollars at the rate of RMB7.2946 = US$1.00 and HK$7.7984 = US$1.00, the noon buying rates for these currencies in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

	As of or for the year ended December 31,
	2006	2007	2007
	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Income Statement Data:
Operating revenue	295,358	356,959	48,935
Operating expenses	203,433	232,891	31,927
Profit from operations	91,925	124,068	17,008
Profit before taxation(1)	96,176	129,238	17,717
Taxation(1)	30,062	42,059	5,766
Profit for the year attributable to equity shareholders	66,026	87,062	11,935
Basic earnings per share(2)	3.32	4.35	0.60
Diluted earnings per share(2)	3.29	4.28	0.59
Basic earnings per ADS(2)	16.60	21.76	2.98
Diluted earnings per ADS(2)	16.44	21.40	2.93
Shares utilized in basic calculation (in thousands)	19,892,968	20,005,123	20,005,123
Shares utilized in diluted calculation (in thousands)	20,078,549	20,339,428	20,339,428

	As of or for the year ended December 31,
	2006	2007	2007
	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Balance Sheet Data:
Cash and cash equivalents	71,167	78,859	10,811
Deposits with banks	82,294	109,685	15,036
Accounts receivable, net	7,153	6,985	958
Property, plant and equipment, net	218,274	257,170	35,255
Total assets	494,676	563,493	77,248
Total short-term debt(3)	68	68	9
Bonds(4)	12,937	9,949	1,364
Deferred consideration payable(5)	23,633	23,633	3,240
Total liabilities	175,303	189,254	25,944
Share capital	2,130	2,136	293
Shareholders’ equity	319,002	373,751	51,237
Other Financial Data:
Capital expenditures and land lease prepayments(6)	77,566	99,551	13,647
Net cash from operating activities	149,346	168,612	23,115
Net cash used in investing activities	(118,841)	(123,039)	(16,867)
Net cash used in financing activities	(23,587)	(37,276)	(5,110)
Dividend declared or proposed	31,156	39,883	5,467

(1)	Amortization of tax credit on purchase of domestically manufactured telecommunications equipment is included in income tax expense in 2007. Accordingly, the amounts for the year ended December 31, 2006 have been reclassified to conform to current year’s presentation.
(2)	The basic earnings per share and per ADS amounts have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding during 2006 and 2007. The diluted earnings per share has been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share.
(3)	Includes current portion of capital lease obligations.
(4)	The guaranteed bonds due 2007 with an aggregate principal amount of RMB3,000 million were fully redeemed upon maturity on October 28, 2007.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments.”
(6)	Represents payments made for capital expenditures and land lease prepayments during the year.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB7.2946 = US$1.00 and HK$7.7984 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.9248 = US$1.00 and HK$7.8093 = US$1.00, respectively, on June 10, 2008. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2007	7.4120	7.2946	December 2007	7.8073	7.7879
January 2008	7.2946	7.1818	January 2008	7.8107	7.7961
February 2008	7.1973	7.1100	February 2008	7.8012	7.7807
March 2008	7.1110	7.0105	March 2008	7.7897	7.7642
April 2008	7.0185	6.9840	April 2008	7.7963	7.7863
May 2008	7.0000	6.9377	May 2008	7.8060	7.7931
June 2008 (up to June 10, 2008)	6.9633	6.9230	June 2008 (up to June 10, 2008)	7.8095	7.8037

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2003, 2004, 2005, 2006 and 2007, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2003	8.2771	7.7864
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may have a material adverse effect on our business, financial condition and results of operations as well as the value of your investment.

Risks Relating to Our Business

Extensive government regulation may limit our flexibility to respond to market conditions, competition or changes in our cost structure.

The Ministry of Industry and Information of the PRC, which was created in March 2008 to assume, among other things, the functions of the former Ministry of Information Industry, regulates, among other things, the following areas of the telecommunications industry under the leadership of the State Council of the PRC:

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the former Ministry of Information Industry. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material adverse respect, our business and operations will be materially and adversely affected. Moreover, while we are actively preparing for 3G business, we cannot assure you that we will be granted the requisite approvals and licenses by the PRC government in a timely manner, or at all.

We may be affected by the enactment of a new telecommunications law and the promulgation of new telecommunications regulations.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the Ministry of Industry and Information, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2008 legislation agenda of the National People’s Congress, the draft telecommunications law is scheduled for review by the Standing Committee of the National People’s Congress in 2008. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what the nature and scope of the telecommunications law will be. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could materially and adversely affect our business, financial condition and results of operations.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the Ministry of Industry and Information has the authority to delineate the scope of universal service obligations. The Ministry of Industry and Information, together with other PRC governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in Mainland China.

While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the Ministry of

Industry and Information has required major telecommunications services providers in Mainland China, including China Mobile Communications Corporation, or CMCC, to participate in a project to provide basic telecommunications services in remote villages in Mainland China.

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

Competition from other telecommunications services providers, including those emerging from the proposed restructuring of the telecommunications industry in Mainland China, may further intensify, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business and results of operations.

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

In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company—The History and Development of the Company—Industry Restructuring and Changes in Our Shareholding Structure.”

The PRC government’s policy initiative to further reform the telecommunications industry is expected to have a significant impact on the competitive landscape of the telecommunications industry in Mainland China, and competition from other telecommunications services providers may intensify. For example, under the policy initiative announced in May 2008, China Unicom, currently our largest competitor, is expected to be combined with China Network Communications Group Corporation, or China Netcom, while China Telecommunications Corporation, or China Telecom, is expected to become a new mobile telecommunications services provider that directly competes with us, which may create more competitive pressure on us. In addition, under the policy initiative announced in May 2008, each of China Telecom and the entity that combines China Unicom and China Netcom is expected to become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. While we are currently assessing the impact that the policy initiative announced in May 2008 may have on us, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business and results of operations.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially and adversely affect our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us. For example,

the PRC government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom’s market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers. Under the proposed restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government will implement necessary asymmetrical regulatory measures, over a period of time following the completion of the restructuring, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. In particular, under the proposed restructuring initiatives announced in May 2008, the PRC government encourages the offering of roaming services across different mobile telecommunications networks, and the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. We cannot predict at this point in time the impact, if any, that such offering of roaming services or other measures may have on our business and prospects. The implementation of asymmetrical regulatory measures could materially and adversely affect our competitive position, which could in turn have a material adverse effect on our business and results of operations.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2008, CMCC indirectly owned an aggregate of approximately 74.29% of our outstanding shares. Accordingly, CMCC is, and will be, able to:

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

The limited frequency spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the Ministry of Industry and Information controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the Ministry of Industry and Information allocates to our parent company, CMCC. The Ministry of Industry and Information has allocated a total of 44 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive rights among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term. However, we may need additional spectrum to accommodate future subscriber growth or to develop mobile telecommunications services using new wireless telecommunications technologies. Moreover, we, as well as CMCC, may not be able to obtain additional spectrum from the Ministry of Industry and Information. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential and future prospects.

We estimate that we will require approximately RMB355.2 billion (approximately US$48.7 billion) for capital expenditures from 2008 through the end of 2010 for a range of projects and other expenditures, including among others, the construction of GSM networks, support systems, transmission and structural facilities, and the development of new technologies and new businesses. These amounts, however, do not include specific capital expenditures that would be required for the construction of 3G networks.

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

The cost of implementing new technologies and upgrading our networks or expanding network capacity may also be significant. In order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future. In particular, to the extent we are granted any 3G license by the Ministry of Industry and Information, we may need to make substantial capital expenditures and other investments in order to effectively implement new 3G-based technologies. Although the PRC government has indicated that it would issue three 3G licenses to telecommunications services providers in Mainland China after the completion of the proposed industry restructuring announced in May 2008, the timing, as well as the manner, of such issuances of 3G license is uncertain. As a result, the timing and magnitude of the 3G-related capital expenditures and other investments continue to involve many uncertainties that are beyond our control, and depend in part on when and in what manner we may be granted such a license, as well as which 3G-based technology standard we would be required to adopt. If we are required to make substantial capital expenditures and other investments in order to effectively implement new 3G-based technologies, our financial condition, results of operations and cash flow may be materially and adversely affected in one or more given periods.

Financing may not be available to us on commercially acceptable terms or on a timely basis. In addition, any future issuance of equity securities, including securities convertible into or exchangeable for or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be materially and adversely affected. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

Changes in technology may render our current technologies obsolete and thus affect our business and market position.

The telecommunications industry is characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete or subject to competition from new technologies in the future, including new wireless telecommunications technologies. In addition, the development and application of new technologies involves time, substantial costs and risks. We may encounter unexpected technological difficulties in implementing new technologies, including any 3G-based technology, and as a result may incur substantial costs or service disruptions, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the new technologies we may implement, such as 3G, may not generate an acceptable or commercially viable rate of return.

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

We are required to comply with various Hong Kong and U.S. laws, rules and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our shares and ADSs. In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

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

On December 11, 2001, China officially joined the World Trade Organization, or the WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China’s commitments to the WTO. Those commitments included the gradual reduction of foreign ownership restrictions in the telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See “Item 4. Information on the Company—Business Overview—Competition.” Starting from December 11, 2006, foreign investors were permitted to own up to 49% of joint ventures that offer mobile voice and data services without any geographic restrictions. This could lead to increased foreign investment in the telecommunications market in Mainland China, which may in turn increase competition and foreign participation in the mobile telecommunications services sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial condition and results of operations as well as our business and prospects.

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

Risks Relating to Mainland China

An economic slowdown in Mainland China, as well as any unfavorable change in the economic policies of the PRC government, may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.

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

Since the late 1970s, the PRC government has been reforming the Chinese economic system. These reforms have resulted in significant economic growth and social progress. Although we believe that economic reform and macroeconomic policies and measures adopted by the PRC government may continue to have a positive effect on the economic development of Mainland China and that we may continue to benefit from such policies and measures, these policies and measures may from time to time be modified or revised. Adverse changes in economic and social conditions in Mainland China, in the policies of the PRC government or in the laws and regulations in Mainland China could have a material adverse effect on the overall economic growth of Mainland China and investment in the telecommunications industry in Mainland China. In particular, China has experienced a period of high inflation since August 2007, which has prompted and may continue to prompt the PRC government to implement austerity measures in an effort to slow down the economy. For example, the PRC government has raised interest rates and banks’ required reserve ratio a number of times since 2007, and the continuation of these and other measures to slow down inflation and economic growth may reduce demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Since the late 1970s, the PRC government has been promulgating a comprehensive system of laws and regulations governing economic matters in general. Legislation since then has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries in Mainland China are “wholly foreign-owned enterprises,” which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protections available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition of or substantial amendments to the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company—Business Overview—World Trade Organization.”

Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In early 2008, parts of Mainland China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Our base stations in the affected areas suffered power failures and our network equipment sustained other significant damages due to this severe winter weather. In addition, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of China in May 2008, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment, including our base stations, in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past five years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2007, the total population residing in Mainland China is approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2007. As of December 31, 2007, our total number of subscribers was approximately 369.3 million, representing approximately 69.3% of all mobile telecommunications services subscribers in Mainland China. As of April 30, 2008, our total number of subscribers reached approximately 399.5 million.

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

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong Province and Zhejiang Province, conducted by Guangdong Mobile Communication Company Limited (currently known as China Mobile Group Guangdong Co., Ltd.), or Guangdong Mobile, and Zhejiang Mobile Communication Company Limited (currently known as China Mobile Group Zhejiang Co., Ltd.), or Zhejiang Mobile, respectively. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile.

We carried out a series of acquisitions between 1998 and 2004, through which we acquired from CMCC, our indirect controlling shareholder, mobile telecommunications operations conducted by its other regional subsidiaries. As a result, we significantly expanded the geographical coverage of our operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Peoples Telephone Company Limited, or Peoples), a mobile telecommunications services provider based in Hong Kong, on March 28, 2006 for a total purchase price of approximately HK$3,384 million (US$436 million). As a result, Peoples became our wholly-owned subsidiary.

These acquisitions have significantly enlarged our subscriber base and expanded the geographical coverage of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale.

Industry Restructuring and Changes in Our Shareholding Structure

Prior to 1993, all public telecommunications networks and services in Mainland China were controlled and operated by the former Ministry of Posts and Telecommunications through the former Directorate General of Telecommunications, provincial telecommunications administrations and their city and county level bureaus.

As part of the PRC government’s restructuring of the telecommunications industry, the former Ministry of Information Industry was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government’s regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the PRC government substantially completed the industry restructuring. As a result, the former Ministry of Information Industry ceased to have an indirect controlling interest in us, and no longer exercised control over telecommunications operations, but continued in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications services providers in Mainland China. In March 2008, the Ministry of Industry and Information was created to assume, among other things, the functions of the former Ministry of Information Industry and became the industry regulator providing industry policy guidance and exercising regulatory authority over all telecommunications services providers in Mainland China, including, among others, formulating and enforcing industry policy, standards and regulations, granting telecommunications licenses and permits, formulating interconnection and settlement standards for implementation between telecommunications networks, formulating tariff and service charge standards for certain telecommunications services together with other relevant regulatory authorities, supervising the operations of telecommunications services providers, promoting fair and orderly market competition among operators, and allocating and administering public telecommunications resources.

As part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. As part of this separation, CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide, which obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. In addition, the remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC in May 2000. As a result, CMCC became the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the PRC government’s interest in us. As of May 31, 2008, CMCC indirectly owned approximately 74.29% of all our outstanding shares, including shares represented by ADSs.

As a state-owned company, the former China Telecommunications Corporation owns and operates fixed-line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002. China Netcom consists of ten regional telecommunications companies that were originally owned by the former China Telecommunications Corporation in Beijing, Tianjin, seven provinces and one autonomous region, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, autonomous regions and directly-administered municipalities. As a result, apart from us, principal participants in the telecommunications industry in Mainland China currently also include China Telecom, China Netcom, China Unicom, China Tietong Telecommunications Corporation, or China Tietong, and China Satellite Communications Corporation, or China Satellite. Among these six participants, China Unicom and we are currently the two operators that are licensed to provide mobile telecommunications services in Mainland China.

On May 24, 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China. According to the joint announcement, the principal objectives of such further reform include, among others: (i) supporting the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries are encouraging the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and subscriber base) currently owned by China Unicom; (b) the merger between China Unicom and China Netcom; (c) the transfer of the basic telecommunications services business currently operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong into CMCC. The detailed implementation plans relating to these restructuring transactions are expected to be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable PRC government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets. In addition, according to the joint announcement, three 3G licenses are expected to be granted to telecommunications services providers in Mainland China after the completion of the above restructuring transactions, although the timing, as well as the manner, of such issuances of 3G licenses is uncertain. Furthermore, to maintain a balanced development of the telecommunications industry, the PRC government will adopt asymmetrical regulatory measures, as necessary, over a period of time following the completion of the above restructuring transactions. The PRC government also seeks to promote the integration of telecommunications services and networks of different services providers, including the offering of roaming services across different mobile telecommunications networks.

Organizational Structure

As of May 31, 2008, CMCC, a company incorporated in China, owned 74.29% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of May 31, 2008, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, China Mobile Group Jiangsu Co., Ltd., or Jiangsu Mobile, China Mobile Group Fujian Co., Ltd., or Fujian Mobile, China Mobile Group Henan Co., Ltd., or Henan Mobile, China Mobile Group Hainan Co., Ltd., or Hainan Mobile, China Mobile Group Beijing Co., Ltd., or Beijing Mobile, China Mobile Group Shanghai Co., Ltd., or Shanghai Mobile, China Mobile Group Tianjin Co., Ltd., or Tianjin Mobile, China Mobile Group Hebei Co., Ltd., or Hebei Mobile, China Mobile Group Liaoning Co., Ltd., or Liaoning Mobile, China Mobile Group Shandong Co., Ltd., or Shandong Mobile, China Mobile Group Guangxi Co., Ltd., or Guangxi Mobile, China Mobile Group Anhui Co., Ltd., or Anhui Mobile, China Mobile Group Jiangxi Co., Ltd., or Jiangxi Mobile, China Mobile Group Chongqing Co., Ltd., or Chongqing Mobile, China Mobile Group Sichuan Co., Ltd., or Sichuan Mobile, China Mobile Group Hubei Co., Ltd., or Hubei Mobile, China Mobile Group Hunan Co., Ltd., or Hunan Mobile, China Mobile Group Shaanxi Co., Ltd., or Shaanxi Mobile, China Mobile Group Shanxi Co., Ltd., or Shanxi Mobile, China Mobile Group Neimenggu Co., Ltd., or Neimenggu Mobile, China Mobile Group Jilin Co., Ltd., or Jilin Mobile, China Mobile Group Heilongjiang Co., Ltd., or Heilongjiang Mobile, China Mobile Group Guizhou Co., Ltd., or Guizhou Mobile, China Mobile Group Yunnan Co., Ltd., or Yunnan Mobile, China Mobile Group Xizang Co., Ltd., or Xizang Mobile, China Mobile Group Gansu Co., Ltd., or Gansu Mobile, China Mobile Group Qinghai Co., Ltd., or Qinghai Mobile, China Mobile Group Ningxia Co., Ltd , or Ningxia Mobile, China Mobile Group Xinjiang Co., Ltd., or Xijiang Mobile, China Mobile Group Design Institute Co., Ltd., or Jingyi, China Mobile Communication Company Limited, or CMC and Peoples through intermediate holding companies, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

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

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telecommunications system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks currently reach virtually all cities and counties and major roads and highways as well as a substantial part of rural areas throughout Mainland China and, through the network of Peoples, a substantial part of Hong Kong.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to further consolidate our market leading position in the mobile telecommunications market by innovatively developing new customers and new voice usage and value-added business opportunities as well as further expanding our efforts in exploring the rural and corporate customer markets. We intend to continue enhancing our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services, and strengthening our ability to innovate in terms of services, businesses, technologies and management, so as to further develop our multi-media communications services and become the leader in providing mobile information. Moreover, we will continue to carry out planning and operational preparation for the new generation of mobile telecommunications networks and technologies, including closely monitoring future developments in the long-term evolution, or LTE, technology, which is an evolution of existing 3G networks.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	continue to develop new customers, particularly new corporate customers;

•	further expand our market share in rural areas;

•	develop new voice usage opportunities;

•	expand our efforts in developing value-added business;

•	enhance our competitive advantages in terms of scale of operations and networks;

•	refine and optimize our telecommunications and information technology supporting networks;

•	enhance our brand and improve our customer services;

•	strengthen our proprietary sales channels and our online sales and marketing channels;

•	continue to emphasize innovation in terms of services, businesses, technologies and management; and

•	plan and prepare for the construction and operation of the new generation of mobile telecommunications networks and technologies.

Subscribers and Usage

Our subscriber base has grown substantially from approximately 301.2 million at the end of 2006 to approximately 369.3 million at the end of 2007. Nearly half of our subscriber growth in 2007 came from rural areas. As of December 31, 2007, we had a market share of approximately 69.3% in Mainland China. As of April 30, 2008, our total number of subscribers reached approximately 399.5 million. Our subscriber growth is primarily attributable to a number of factors, including:

•	significant economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization”;

•	relatively low mobile penetration rates in the central and western regions as well as small and medium-sized cities and rural areas;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives; and

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services.

Our acquisition of a total of 29 regional mobile telecommunications companies in Mainland China between June 1998 and July 2004 and our acquisition of Peoples in March 2006 have also substantially expanded our subscriber base. Our total voice usage volume reached 1,818.9 billion minutes in 2007, representing an increase of approximately 45.3% from 2006. As of December 31, 2007, the number of our value-added business users reached 349.6 million, representing an increase of approximately 29.3% from December 31, 2006. Furthermore, our SMS usage volume reached 502.7 billion messages in 2007, representing an increase of approximately 42.3% from 2006.

The following table sets forth selected historical information about our subscriber base and subscriber usage for the periods indicated.

	As of or for the year ended December 31,
	2005	2006	2007
Subscriber Base (in millions)(1)(2)	246.7	301.2	369.3

Total Voice Usage Volume (in billions of minutes)(1)	903.1	1,252.1	1,818.9

Average Minutes of Usage Per User Per Month (minutes)(1)(3)	335	381	455

Average Revenue Per User Per Month (RMB)(1)(4)	90	90	89

Average Monthly Churn Rate (%)(1)(5)	1.87	2.73	2.64

(1)	The historical information about our subscriber base and subscriber usage for 2006 and 2007 includes that of Peoples.
(2)	Consistent with our current practice, our subscriber base is no longer classified, for management purposes, into contract subscribers and prepaid subscribers.
(3)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(4)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (3) above) and (B) dividing the result by 12. The operating revenue for 2005, 2006 and 2007 is derived from our consolidated income statements for the years ended December 31, 2005, 2006 and 2007, respectively.
(5)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (3) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and the significant growth in our subscriber base.

Businesses

Our businesses primarily consist of voice business and value-added business.

Voice Business. Our voice business refers to the business where our subscribers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our voice business has continued to grow significantly, and total voice usage volume increased approximately 45.3% in 2007 compared to 2006.

Value-added Business. Our value-added business includes voice value-added services, short message services, or SMS, and non-SMS data business.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and others.

Our SMS mainly includes subscriber-to-subscriber messages, “Monternet”—based short messages and others.

Our non-SMS data business mainly includes “Color Ring”, wireless application protocol, or WAP, multimedia messaging service, or MMS, Mobile Music, Mobile Paper, “Fetion”, Mobile Mailbox, Mobile Search and “Java Applications” services.

We believe that value-added business, in particular SMS and non-SMS data business, will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2007, we increased the promotion of our value-added business by providing customers with diversified and personalized services. Revenue from our value-added business significantly increased to RMB91,609 million in 2007, representing an increase of 32.2% from 2006. As a percentage of operating revenue, revenue generated from value-added business increased from 23.5% in 2006 to 25.7% in 2007. As of December 31, 2007, the number of our value-added business users reached 349.6 million, which represented a 29.3% increase compared to 270.4 million users as of December 31, 2006. We continued to maintain a leading position in value-added business in Mainland China during 2007.

We plan to continue developing new applications and functions for SMS to further stimulate the growth of the SMS business. In addition, we seek to continue to drive the growth momentum for our more mature data products, such as “Color Ring”, WAP and MMS, and to focus on expanding the subscriber base for our other key data products, such as Mobile Music, Mobile Paper and “Fetion”, with a view to creating new sources of growth in our business. At the same time, we expect to enhance the preparation for new products and new applications such as Full Track Download, Mobile TV, Mobile Search, Mobile Mailbox, Mobile Map, Mobile Advertising and Mobile Payment. We also plan to focus on the promotion of industry-specific applications of value-added business to corporate customers to further enhance the penetration and utilization of value-added business. During 2007, we further strengthened and broadened the scope of key industry-specific application products such as Agricultural Information Service, Campus Information Service, Banking Information Service, Police Information Service and Municipal Information Service. Furthermore, we launched new industry-specific applications such as Trade & Business Express, Supply and Sales Information Service and Financial Information Express, and expanded our Machine-to-Machine business, or M-M business, in sectors such as power, transportation, environment and petroleum in 2007.

SMS. SMS refers to services which employ the existing resources of GSM networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”—based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 502,741 million messages in 2007 from 353,384 million messages in 2006, and revenue generated from SMS business reached RMB41,935 million in 2007 compared to RMB32,201 million in 2006. Furthermore, the SMS penetration rate (SMS subscribers as a percentage of our subscriber base) reached 94.6% in 2007 compared to 89.8% in 2006.

“Color Ring”. Color Ring refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We continued to experience significant growth in our Color Ring business in 2007. Revenue generated from our Color Ring business reached RMB11,794 million in 2007 compared to RMB6,751 million in 2006.

WAP services. WAP is a technology that allows users to access information instantly via handheld wireless devices such as mobile phones. Subscribers of our WAP services are able to access the Internet via the mini-browsers on their handheld wireless devices. We continued to experience significant growth in our WAP-based businesses in 2007. Revenue generated from WAP services reached RMB9,094 million in 2007 compared to RMB6,875 million in 2006.

MMS. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Revenue generated from MMS business reached RMB1,567 million in 2007 compared to RMB984 million in 2006.

Mobile Music. Mobile Music refers to a service that provides music services to subscribers through mobile telecommunications networks. In 2007, we increased our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to mobile music products based on “Color Ring”, “IVR for Mobile Music” and “Ringtone Download”. As a result, our Mobile Music business grew significantly in 2007.

Mobile Paper. Mobile Paper is a business we have developed in cooperation with mainstream media in Mainland China and elsewhere, which provides customers with updated information services (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS, WAP and other types of service. The number of paying subscribers of Mobile Paper reached 23.55 million in 2007. We plan to continue to promote our Mobile Paper business.

“Fetion”. “Fetion” enables mobile services subscribers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our “Fetion” business showed significant growth in 2007. The number of active subscribers of “Fetion” reached 12.81 million in 2007.

We have also strengthened our efforts with respect to new products and applications in our value-added business, such as Full Track Download, Mobile TV, Mobile Search, Mobile Mailbox and Mobile Map. We have also explored new business areas such as Mobile Advertising and Mobile Payment.

Tariffs

The tariffs payable by our subscribers include primarily usage charges, monthly fees and service fees for voice value-added services and data services. Usage charges for our subscribers include base usage charges plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage charges, plus applicable domestic and international long distance charges.

We have flexible long distance tariff plans distinguishing between day time and night time, and offer tailored service plans based upon customer requirements as well as our network resources.

Our tariffs are subject to regulation by various government authorities, including the Ministry of Industry and Information, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. As a general matter, the actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum applicable long distance tariffs (other than tariffs for Internet Protocol phone calls) are also determined by the Ministry of Industry and Information in consultation with the National Development and Reform Commission. In August 2005, the former Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, among others, provided that these tariffs set by network operators do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the former Ministry of Information Industry (and, currently, with the Ministry of Industry and Information) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

In addition, the Ministry of Industry and Information has been encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. For example, officials from the former Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that the caller-party-pays regime will be phased in within approximately two years. As a result, mobile telecommunications operators, including us, have been gradually implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime.

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

As of December 31, 2007, our GSM global roaming services covered 231 countries and regions, while our GPRS global roaming services coverage was extended to 161 countries and regions.

A mobile telecommunications services subscriber using roaming services is charged at our per-minute roaming charge (instead of the base usage charge) for both incoming and outgoing calls, plus applicable long distance charges.

In recent years, our international and domestic roaming charges have generally declined, resulting in lower average revenue per minute from roaming services. However, growth in voice volume usage, including growth driven by the decrease in roaming charges, helped offset the negative impact of declining roaming charges. In March 2008, the PRC regulators further reduced the maximum amount that a mobile telecommunication service provider may charge on domestic roaming services. We expect that the decrease in roaming charges will continue to help drive growth in voice volume usage and that growth in voice volume usage will help offset the negative impact of declining roaming charges.

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

On April 23, 2008, we entered into an agreement with SOFTBANK Corp. and Vodafone International Holdings B.V. to establish a joint innovation lab, or JIL, to promote the development of new mobile technologies, applications and services, particularly the rapidly growing area of mobile Internet services. Initially, the JIL plans to develop a platform for mobile widgets, which are highly functional, small, web-based applications that give customers access to useful mobile telecommunications services. The establishment of the JIL is subject to regulatory approvals, among other things.

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

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including, for example, billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. In addition, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for “Easy own” (formerly known as “Shenzhouxing”) pre-paid services and certain wireless data services, and redemption of “GoTone” points. Furthermore, we have enhanced our service capabilities in 2007 through the expansion and optimization of our proprietary sales channels, the expansion of online sales and marketing channels and the integration of the resources relating to sales and marketing channels in the community. The number of our proprietary sales outlets totaled approximately 42,000 in 2007, as compared to 34,000 in 2006. Moreover, we established sales and service networks at low cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas.

We also establish concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As subscribers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different subscriber groups. We mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers, “Easy own” targets the mass market and the “M-Zone” brand targets the young user group through the integration of voice and data services.

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2007, we had signed service contracts with approximately 2.12 million corporate customers, and individual customers served under these service contracts with corporate accounts accounted for approximately 29.2% of our total subscribers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements. Furthermore, we have developed customized products and service packages in response to the unique consumption characteristics of rural areas, such as “Easy own Village-only Card”, small denomination top-up, over-the-air recharging and the Agricultural Information Service. We have also encouraged handset producers to introduce inexpensive handsets with moderate functions to lower the barrier of using mobile phones in the rural areas.

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

In 2007, we continued to optimize our customer service processes to remove service bottlenecks, resulting in sustained improvement in customer services and achieving a steady improvement in customer satisfaction levels. Overall customer satisfaction rate reached 80.8% in 2007.

Customer Retention. As a result of intensified competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2007, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding our subscriber base, offering new services and gaining recognition as symbol of youth culture. We enhanced our brand image and the number of customers as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2007 including, among others, developing our portfolio of products, increasing services and industry penetration, allocating more resources to the fast-growing new businesses and optimizing management systems and procedures.

Churn Management. We have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented subscriber registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require our subscribers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis and, if there are unusual circumstances, additional measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscriber must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, we have expanded our service offerings that require subscribers to pre-pay for services. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Promotions Relating to the 2008 Beijing Olympics. In 2007, as the only mobile telecommunications services partner for the 2008 Beijing Olympics, we actively participated in various promotional activities sponsored by the Beijing Olympic Games Preparatory Committee to further enhance our brand. These include providing the mobile telecommunications transmission on a real time basis for the release of information relating to the 2008 Beijing Olympics via SMS, “Color Ring” and MMS. In addition, we built and connected the world’s highest base station at 6,500 meters above sea level on Mount Everest, which would facilitate the 2008 Beijing Olympics torch relay and enhance our brand. Moreover, we have actively promoted our special Olympic products, such as Wireless Video Live Transmission, Immediate Photo Transmission and Wireless Info, in cities that will be hosting certain of the events for the 2008 Beijing Olympics. We have also actively promoted nationwide our other Olympics-related products such as Olympic Mobile Paper, Olympic Music and Olympic News Express, and have adopted advanced networking solutions and technical support with a view to providing premium quality mobile communications at Olympic Games venues. We will also reinforce our services to international roaming customers during the Olympics by cooperating with foreign mobile operators to provide diversified services to their customers roaming to China, such as welcome greeting SMS, backup handset and SIM card, mobile access to the official website of the 2008 Beijing Olympics and multi-lingual customer service hotline services.

Corporate Social Responsibility. We are committed to fulfilling our responsibility to the community. In particular, we have strived to build an “informatized” society, help eliminate the perceived digital divide, care for the underprivileged and proactively support public welfare initiatives. We have also focused on energy conservation and environmental protection, and have established a corporate social responsibility management structure, with a designated department that reports directly to our Chairman being in charge of the planning and promotion of our corporate social responsibility initiatives. We started issuing Corporate Social Responsibility Reports in 2007.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and projects. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications. In 2007, we upgraded and expanded these systems to improve our management and operations.

Trademark. We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. In July 2002, we entered into a non-exclusive licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. Under this agreement, no license fee was payable by us for the first five years from the effective date of the trademark registration in the PRC and any fees payable after that would be no less favorable than fees paid by other affiliates of CMCC. In addition, each of the companies that we acquired in July 2004, other than Jingyi, entered into a licensing agreement with CMCC for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee was payable by us to CMCC until December 31, 2007. On January 1, 2008, we entered into a new trademark license agreement to replace our existing trademark license agreements with CMCC. Under the new trademark license agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. No license fee is payable by us to CMCC under the agreement until December 31, 2012.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, South Korea, Taiwan, Thailand, the United States and Vietnam. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia, Nigeria, Pakistan, the Philippines, South Africa and Yemen in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

Mobile Telecommunications Networks

We offer mobile telecommunications services using the GSM standard. Each of our GSM networks consists of:

•	base stations, which are transmitters and receivers that serve as a bridge between all mobile users in a cell and connect mobile calls to the mobile switching center;

•	base station controllers, which connect to, and monitor and control, the base stations within each cell, performing the functions of message exchange and frequency administration;

•	mobile switching centers, which are central switching points to which each call is connected, and which control the base station controllers and the routing of calls;

•	transmission lines, which link the mobile switching centers, base station controllers, base stations and other telecommunications networks; and

•	software applications that drive the mobile telecommunications infrastructure.

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

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. The Ministry of Industry and Information has allocated a total of 44 MHz of spectrum, to be used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. Under the existing agreement between CMCC and us, we have the exclusive right among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our base stations, base station controllers and mobile switching centers and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which mobile call traffic is carried.

Leased Lines. Transmission lines constructed by us reached a sizeable scale through the continuous optimization of our network structure in recent years. In addition to our own transmission lines, we also lease intra-provincial and local transmission lines from other operators and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated. For the inter-provincial transmission lines we leased from other providers through CMCC, CMCC collects leasing fees from us and pays the same to the relevant transmission line providers.

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

Base Station Sites. In urban areas, our base station sites are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base station sites are of limited size, as base station equipment does not generally require significant space. As of the end of 2007, we had approximately 307,000 base stations. We anticipate that we will need a significant number of new sites in connection with the expansion of our mobile telecommunications networks. There can be no assurance that we will be able to obtain the requisite number of sites on reasonable commercial terms.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the Ministry of Industry and Information. In 2007, we purchased our GSM networks equipment primarily from Ericsson, Huawei Technologies, Nokia, Motorola and Alcatel-Lucent.

Strategic Alliance with Vodafone

We have a strategic alliance agreement with Vodafone Group Plc., or Vodafone, which provides for a number of cooperation arrangements between us and Vodafone, including:

•	the exchange and sharing of corporate management, technical and operational expertise and resources;

•	joint research and development;

•	the introduction of global products and services for the mobile community; and

•	the development and implementation of standards and protocols relevant to mobile telecommunications.

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, served as a Non-Executive Director of our company from August 2003 until March 2005. Sir Julian Michael Horn-Smith, Deputy Chief Executive Officer and Executive Director of Vodafone, served as a Non-Executive Director of our company from March 2005 until June 2006. Mr. Paul Michael Donovan, Vodafone’s Chief Executive Officer for EMAPA of Vodafone, joined our board of directors as a Non-Executive Director in June 2006. See “Item 6. Directors, Senior Management and Employees.” In addition, as of May 31, 2008, Vodafone held approximately 3.21% of our outstanding shares. See “—The History and Development of the Company—Expansion Through Acquisitions.”

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

Competition

We compete with other telecommunications services providers. We are one of the two licensed mobile telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the PRC government has extended favorable regulatory policies to some of our competitors, such as China Unicom, in order to help them become more viable competitors to us. For example, the PRC government has permitted China Unicom to apply mobile service tariffs as much as 10% below the governmental standard rates. We believe this policy has helped China Unicom’s market share by capturing a significant number of price-sensitive mobile telecommunications services subscribers. We may also face intense competition from existing operators from time to time. China Unicom, for example, provides mobile telecommunications services through GSM and CDMA networks throughout Mainland China and launches, from time to time, promotional offers, such as handset subsidies and tariff packages, to attract customers. In addition, China Telecom and China Netcom provide Xiaolingtong services to their customers, which are local area wireless telephone services with limited mobility and limited coverage.

In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company—The History and Development of the Company—Industry Restructuring and Changes in Our Shareholding Structure.”

After completion of the proposed restructuring transactions, the new China Telecom and the entity that combines China Unicom and China Netcom, each of which would operate a mobile telecommunications network, may benefit from, among other things, broader subscriber bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities. These factors could further intensify competition. In addition, under the policy initiative announced in May 2008, each of China Telecom and the entity that combines China Unicom and China Netcom is expected to become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. Our competitors may also benefit from any asymmetrical regulatory measures that may be adopted by the PRC government from time to time. See “Risk Factors—Risks Relating to Our Business—Competition from other telecommunications services providers, including those emerging from the proposed restructuring of the telecommunications industry in Mainland China, may further intensify, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business and results of operations” and “Risk Factors—Risks Relating to Our Business—Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially and adversely affect our competitive position.”

Nonetheless, given the relatively low mobile penetration rates in the central and western regions of Mainland China, as well as in the small and medium-sized cities and rural areas, we believe there is substantial growth potential for our mobile telecommunications business. In particular, we believe that the proposed restructuring of the telecommunications industry in Mainland China will help optimize the allocation of telecommunications resources and help create a fair, orderly, transparent and healthy telecommunications market. Despite existing and future competition, we believe the following factors have contributed to our subscriber quality compared to that of our existing competitors and we seek to continue developing our competitive advantages on the basis of these factors:

•	our economies of scale;

•	our high-quality mobile telecommunications networks;

•	our advanced and flexible support systems;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of value-added business;

•	our experienced management team and seasoned employees; and

•	our financial resources.

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

As of December 31,
Sector	2001		2002		2003		2004		2005	2006		2007
Mobile	25 (3 cities	% )(1)	35 (17 cities	% )(2)			49 (17 cities	% )(2)		49 (nationwide	% )
Fixed-line	N/A		N/A		N/A		25 (3 cities	% )(1)		35 (17 cities	% )(2)	49 (nationwide	% )
Value-added	30 (3 cities	% )(1)	49 (17 cities	% )(2)	50 (nationwide	% )
Paging	30 (3 cities	% )(1)	49 (17 cities	% )(2)	50 (nationwide	% )

Source: the official website of the former PRC Ministry of Information Industry.

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

Regulation

The mobile telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the Ministry of Industry and Information and other relevant government authorities including the National Development and Reform Commission and the Ministry of Commerce, which consolidated the functions of the former Ministry of Foreign Trade and Economic Cooperation, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The Ministry of Industry and Information, under the leadership of the State Council, is responsible for, among other things:

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

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Ministry of Industry and Information, under the direction of the State Council, has been preparing a draft telecommunications law. According to the 2008 legislation agenda of the National

People’s Congress, the draft telecommunications law is scheduled for review by the Standing Committee of the National People’s Congress in 2008. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and value-added service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in China must apply for specific permits from the Ministry of Industry and Information in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. Currently, in addition to us, China Unicom is also authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China. According to the proposed restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, China Telecom would also be authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China upon the completion of its proposed acquisition of the CDMA network currently owned by China Unicom.

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

Spectrum Usage. In coordination with the relevant provincial authorities, the Ministry of Industry and Information regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the Ministry of Industry and Information, transferred by the entity to any other third party. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Industry and Information for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

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

Numbering Resources. The Ministry of Industry and Information is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and subscriber numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the Ministry of Industry and Information. In January 2003, the Ministry of Industry and Information issued Measures on Administration of Telecommunications Network Numbering Resources. In accordance with these measures, the telecommunications network numbering resources are owned by the state, and a user of numbering resources is required to pay a usage fee to the state starting March 1, 2003. The measures also provide for procedures for application for the use, upgrade and adjustment of numbering resources by telecommunications operators. In December 2004, the former Ministry of Information Industry, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. The levels and categories of our tariffs are subject to regulation by various government authorities, including the Ministry of Industry and Information, the National Development and Reform Commission and, at the local level, the relevant provincial price regulatory authorities. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. In general, base usage charges, monthly fees, maximum domestic roaming charges and maximum tariffs for all domestic long distance calls and international calls (other than Internet Protocol phone calls) are fixed jointly by the Ministry of Industry and Information and the National Development and Reform Commission. In August 2005, the former Ministry of Information Industry amended its tariff regulations relating to some telecommunications services, pursuant to which network operators have, among other things, more flexibility in setting their domestic and international long distance tariffs and domestic roaming charges, provided that these tariffs set by network operators do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the Ministry of Industry and Information (and previously, with the former Ministry of Information Industry) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level. The former Ministry of Information Industry has recently reduced the maximum domestic roaming charges that a mobile telecommunications service provider may charge on roaming services. However, we expect that the decrease in roaming charges will drive growth in voice volume usage and that growth in voice volume usage will help offset the negative impact from declining roaming charges. Our international roaming charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

The Ministry of Industry and Information has also been encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. Officials from the former Ministry of Information Industry and the National Development and Reform Commission indicated in April 2007 that the caller-party-pays regime will be phased in within approximately two years. As a result, mobile telecommunications operators, including us, have been gradually implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime. We expect decreases in tariff charges to generally result in usage volume increases.

Interconnection Arrangements and Lease Line Arrangements. Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement and file such interconnection agreement with the Ministry of Industry and Information. Major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. They must establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the Ministry of Industry and Information for approval. Such rules and procedures will be binding upon those major telecommunications services providers. The termination of any interconnection arrangements will require prior approval by the Ministry of Industry and Information.

The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the Ministry of Industry and Information. See “—Technical Standards” below. The Ministry of Industry and Information also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks.

Technical Standards. Certain regulatory authorities in Mainland China, including the Ministry of Industry and Information, set technical standards and control the type and quality of mobile telecommunications equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

The establishment of base stations requires the approval of the relevant provincial regulatory authorities. We have not experienced and do not expect to experience material difficulty in obtaining permission to establish additional sites.

Capital Investment. We may be required to obtain approvals from relevant regulatory authorities in Mainland China with respect to some of our major investment projects, including mobile telecommunications network development projects.

Employees

As of December 31, 2005, 2006 and 2007, we had 99,104, 111,998 and 127,959 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2007 are classified in the following table. Approximately 77.5% of our permanent employees have college or graduate degrees.

Management	21,552
Technical and engineering	36,332
Sales and marketing	64,532
Financial and accounting	5,543

Total	127,959

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

As of December 31, 2007, there were also approximately 258,123 workers sourced by third parties that provided services to us.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended December 31, 2007 and 2006, and no comparative information for the year ended December 31, 2005 have been included. For further details, please see “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report” above. Our consolidated financial statements included elsewhere in this annual report on Form 20-F reflect, among other things, the results of Peoples from January 5, 2006, the date of its acquisition.

Overview of Our Operations

During 2006 and 2007, our subscriber base and voice usage volume continued to experience significant growth. Our average net increase in number of subscribers exceeded 5.67 million per month during the period and our total subscriber base reached 369.3 million as of December 31, 2007. Our total voice usage volume increased by 45.3% from 1,252.1 billion minutes in 2006 to 1,818.9 billion minutes in 2007. Our value-added business also continued to grow, accounting for 25.7% of our total operating revenue in 2007. We believe that, with the continued growth of China’s economy and the increase in the demand for telecommunications services, the telecommunications industry will continue to grow rapidly. Given the relatively low mobile penetration rates in Mainland China in general, and particularly in rural areas, we believe that there is substantial potential for continued future subscriber growth.

We have been a mobile telecommunications services provider since our inception in 1997, with our operations initially concentrated in Guangdong and Zhejiang provinces. Between 1998 and 2004, we significantly expanded the geographic coverage of operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China by acquiring various mobile telecommunications operations from CMCC. Furthermore, we acquired all of the issued and outstanding shares of Peoples in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. These acquisitions have significantly expanded our subscriber base and increased the usage of our services, as well as greatly enlarged the size of our target markets, and has materially increased our operating revenue and expenses as well as materially affected our financial condition and results of operations. See “Item 4. Information on the Company—The History and Development of the Company—Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 3. Key Information—Risk Factors—Risks Relating to Mainland China—An economic slowdown in Mainland China, as well as any unfavorable change in the economic policies of the PRC government, may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects” and “Item 4. Information on the Company—Business Overview—Regulation.” In addition, we expect the PRC government’s policy initiative to further reform the telecommunications industry announced in May 2008, among other things, to have a significant impact on the competitive landscape of the telecommunications industry in Mainland China, and competition from other telecommunications services providers may intensify. See “Risk Factors—Risks Relating to Our Business—Competition from other telecommunications services providers, including those emerging from the proposed restructuring of the telecommunications industry in Mainland China, may further intensify, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business and results of operations” and “Risk Factors—Risks Relating to Our Business—Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially and adversely affect our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations.

Operating Arrangements We Entered Into Over the Last Several Years Have Materially Impacted Our Financial Results

Our current organizational structure was established pursuant to the restructuring completed in September 1997 in preparation for our initial public offering and our subsequent acquisitions of regional mobile telecommunications companies and other telecommunications assets in Mainland China and Hong Kong. In connection with these transactions, we entered into various operating arrangements to facilitate the transfer of the operations to us, to integrate these operations within our operating structure and to improve our overall operational efficiency. These arrangements included:

•	interconnection revenue sharing and settlement arrangements with other operators;

•	intra-provincial transmission line leasing agreements with other operators; and

•	services agreement with CMCC and certain other operators with respect to various telecommunications services and support.

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the domestic roaming arrangements between CMCC and us were terminated and we no longer lease any inter-provincial transmission lines from CMCC. Moreover, we entered into an agreement with CMCC on July 1, 2004 with respect to, among other things, inter-provincial interconnection and roaming, international interconnection and roaming, and inter-provincial and international transmission lines leasing. Pursuant to this agreement, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains the existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays the same to the relevant transmission line providers. Moreover, under this agreement, CMCC: (i) maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions; and (ii) collects the relevant usage fees and other fees from us or the relevant telecommunications services providers in foreign countries and regions and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions or us, as the case may be. In addition, under this agreement, with respect to the inter-provincial interconnection with the relevant telecommunications services providers in Mainland China, CMCC maintains the existing inter-provincial interconnection arrangements with the relevant telecommunications services providers in Mainland China, and collects the relevant usage fees and other fees from us and pays the same to the relevant telecommunications services providers in Mainland China.

Tariff Adjustments

The PRC government has introduced a wide range of tariff adjustments since 2001, which include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges, and connection fees charged to new subscribers and, a general reduction in leased line tariffs. Moreover, we are allowed to offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services or other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary voice value-added services and data services packages.

In addition, encouraged by the Ministry of Industry and Information, mobile telecommunications operators in Mainland China have been gradually implementing a caller-party-pays regime. Moreover, our international and domestic roaming charges have generally declined in recent years. In March 2008, the PRC regulators further reduced the price ceiling on domestic roaming services. However, we expect that the decrease in tariffs will drive growth in voice volume usage and that growth in voice volume usage will help offset the negative impact from declining tariffs.

Our average revenue per minute has reflected a downward trend in recent years. However, such decline stimulated a strong price elasticity, which in turn led to a strong growth in our voice usage volume that generally offset the adverse effect of the lower average revenue per minute on our overall revenue.

Our Average Revenue Per User Per Month Have Slightly Declined and May Further Decline in the Future

Our average revenue per user per month slightly decreased from RMB90 in 2006 to RMB89 in 2007, primarily due to the fact that nearly half of our new subscribers are from less affluent rural areas and most of them are relatively low-end users. This decline was also due to the gradual implementation of the caller-party-pays regime. As we continue our strategy of expanding our customer base in the rural areas and with the gradual implementation of the tariff adjustments, we expect that our average revenue per user per month will further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS and HKFRS for the years ended December 31, 2006 and 2007. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions and fair value of share options granted. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Provision for Customer Point Reward Program

We invite our subscribers to participate in a customer point reward program, or the Reward Program, which provides subscribers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program varies depending on the subscribers’ service consumption, loyalty and payment history. The estimated incremental costs of providing these free rewards are expensed in the consolidated income statements and are accrued as a current liability on the consolidated balance sheets based on: (i) the number of subscribers who are qualified to exercise their redemption right at period/year end and the estimated rate of redemptions based on past experience; (ii) the estimated number of subscribers who have no right to redeem the incentives at period/year end, but who will ultimately earn and claim awards under the Reward Program; and (iii) type of incentives that subscribers will select for redemption based on past experience. As subscribers redeem rewards or their entitlements expire, the provision is reduced accordingly.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. We base our estimates on the aging of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually. The useful lives and residual values of each class of our telecommunications assets are reviewed periodically and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. We determine the useful life of our telecommunications assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 1(h) to our consolidated financial statements. In 2006, taking into consideration the evolution of wireless mobile technologies, we revised the estimated useful life of our second generation mobile telecommunications technology, or 2G, wireless network equipment from seven years to five years. In 2007, in order to cope with our increasing business demand, we commenced a full scale investment in soft switching center equipment that enables us to carry out more efficient network management, which triggered a change in useful lives of relevant equipment. As a result, we revised the estimated useful lives of our switching center equipment (excluding soft switching center equipment) from seven years to five years in 2007.

Amortization of Other Intangible Assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. We review the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimated period over which future economic benefits will be received by us and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Our policies regarding accounting for these assets are set forth in note 1(f) to our consolidated financial statements.

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

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements.

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

Results of Operations

The following table sets forth selected consolidated income statement data for the periods indicated:

	Year Ended December 31,
	2006	2007
	(in millions of RMB)
Operating revenue:
Usage fees	189,710	226,488
Monthly fees	21,629	20,856
Value-added services fees	69,309	91,609
Other operating revenue	14,710	18,006

Total operating revenue	295,358	356,959

Operating expenses:
Leased lines	2,451	2,330
Interconnection	18,783	21,500
Depreciation	64,574	67,354
Personnel	16,853	18,277
Other operating expenses	100,772	123,430

Total operating expenses	203,433	232,891

Profit from operations	91,925	124,068
Other net income	2,872	2,323
Non-operating net income	285	657
Interest income	2,604	4,015
Finance costs	(1,510)	(1,825)

Profit before taxation	96,176	129,238
Taxation	(30,062)	(42,059)

Profit for the year	66,114	87,179

Attributable to:
Equity shareholders	66,026	87,062
Minority interests	88	117

Profit for the year	66,114	87,179

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

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

Operating revenue increased 20.9% from RMB295,358 million in 2006 to RMB356,959 million (US$48,935 million) in 2007. This increase was primarily due to the continued expansion in our subscriber base, notably in rural areas in Mainland China, the continued growth in voice usage volume and the rapid expansion of our value-added business. Our total number of subscribers was approximately 369.3 million as of December 31, 2007, compared to approximately 301.2 million as of December 31, 2006.

Revenue from usage fees increased 19.4% from RMB189,710 million in 2006 to RMB226,488 million (US$31,049 million) in 2007. This increase principally resulted from the continued rapid economic development in the PRC, the continued expansion in our subscriber base and the further increase in our voice usage volume during 2007. Although our average revenue per minute reflected a downward trend from RMB0.236 in 2006 to RMB0.196 in 2007, such decline stimulated a strong growth in our voice usage volume that helped offset the adverse effect of the lower average revenue per minute on our overall revenue from usage fees in 2007. With the gradual phase-in of the caller-party-pays regime and further declines in domestic roaming charges, our average revenue per minute may continue to decline in future periods, but we currently expect that growth in our voice usage volume will help offset the impact of such developments on our operating revenue as most of our new subscribers are relatively low-end users. As a percentage of operating revenue, usage fees slightly decreased from 64.2% in 2006 to 63.5% in 2007.

Revenue from monthly fees decreased 3.6% from RMB21,629 million in 2006 to RMB20,856 million (US$2,859 million) in 2007. This decrease was mainly due to the impact of service package substitution at point of access for specific bundles of features and services with no charge of monthly fees. As a percentage of operating revenue, monthly fees decreased from 7.3% in 2006 to 5.8% in 2007.

Set forth below is a table summarizing the results of our value-added services in 2006 and 2007.

	Year Ended December 31,
	2006	2007
	(in millions of RMB)
Voice value-added business	16,421	19,418
SMS business	32,201	41,935
Non-SMS data business	20,687	30,256

Revenue from value-added services	69,309	91,609

Revenue from value-added services as a percentage of operating revenue	23.5%	25.7%

Revenue from value-added services increased 32.2% from RMB69,309 million in 2006 to RMB91,609 million (US$12,558 million) in 2007. This increase was mainly due to our efforts in promoting and developing our value-added services by providing customers with diversified and personalized value-added services. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB41,935 million in 2007, as compared to RMB32,201 million in 2006, representing an increase of 30.2%. At the same time, revenue generated from Color Ring and WAP, which are part of our non-SMS data business, grew substantially by 74.7% and 32.3% to RMB11,794 million and RMB9,094 million, respectively, as compared to the previous year. In addition, the expansion of our subscriber base was another growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 23.5% in 2006 to 25.7% in 2007. We expect further growth in our value-added business, in particular SMS and non-SMS data business, over the next several years.

Other operating revenue increased 22.4% from RMB14,710 million in 2006 to RMB18,006 million (US$2,469 million) in 2007. This increase resulted principally from an increase in interconnection revenue as a result of the expansion in our subscriber base and an incremental increase in voice usage. As a percentage of operating revenue, other operating revenue remained stable at 5.0% in 2006 and 2007.

Our average revenue per user per month decreased from RMB90 in 2006 to RMB89 in 2007, primarily due to the fact that nearly half of our new subscribers are from less affluent rural areas and most of them are relatively low-end users.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, allowance for doubtful accounts, operating lease charges, network maintenance, labor service expenses, debt collection fees, spectrum charges and numbering resources charges, write-off of property, plant and equipment, amortization of other intangible assets and other miscellaneous expenses.

Operating expenses increased 14.5% from RMB203,433 million in 2006 to RMB232,891 million (US$31,927 million) in 2007. This increase, notably in sales and marketing expenses and network maintenance expenses, was generally in line with our continued business expansion in order to service our increased subscriber base and to deliver better quality services.

Total leased line payments decreased 4.9% from RMB2,451 million in 2006 to RMB2,330 million (US$319 million) in 2007. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed and jointly constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 1.2% in 2006 to 1.0% in 2007.

Interconnection expenses increased 14.5% from RMB18,783 million in 2006 to RMB21,500 million (US$2,947 million) in 2007. This increase was mainly due to the increase of subscriber base and voice usage volume. Interconnection expenses as a percentage of operating expenses remained relatively stable at 9.2% in 2006 and 2007.

Depreciation expense increased 4.3% from RMB64,574 million in 2006 to RMB67,354 million (US$9,233 million) in 2007. This increase was mainly due to the increase in capital expenditures, which was partially offset by the effect of a reduced basis for calculating depreciation as a result of our substantial disposal and write-off of property, plant and equipment carried out in prior years. The revision in the estimated useful lives of switching center equipment (excluding soft switching center equipment) for 2007 resulted in additional depreciation charges of RMB6,516 million in 2007. As a percentage of operating expenses, depreciation expense decreased from 31.8% in 2006 to 28.9% in 2007.

Personnel expenses increased 8.4% from RMB16,853 million in 2006 to RMB18,277 million (US$2,506 million) in 2007. This increase was primarily due to an increase in headcount from 111,998 at the end of 2006 to 127,959 at the end of 2007, partially offset by a reduction in share-based compensation expenses. As a percentage of operating expenses, personnel expenses slightly decreased from 8.3% in 2006 to 7.9% in 2007.

Other operating expenses increased 22.5% from RMB100,772 million in 2006 to RMB123,430 million (US$16,922 million) in 2007. This increase was primarily due to the increased sales and marketing expenses in 2007 as a result of our efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our sales and marketing expenses may further increase if industry competition continues to intensify and adversely affects our subscriber growth and retention of our existing customers, as reflected in our customer acquisition and retention costs. However, we will continue implementing and refining our cost control measures and enhancing our advantage in terms of economies of scale. The increase in other operating expenses was also due to an increase in network maintenance fee incurred in 2007. The increase in network maintenance fee was primarily due to an increase in the size of our network, as we sought to maintain our competitive advantages in network leadership and network quality. In addition, other operating expenses included labor service expenses of RMB7,535 million for services provided by third parties. As a percentage of operating expenses, other operating expenses increased from 49.5% in 2006 to 53.0% in 2007. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 35.0% from RMB91,925 million in 2006 to RMB124,068 million (US$17,008 million) in 2007, and operating margin (profit from operations as a percentage of operating revenue) increased from 31.1% in 2006 to 34.8% in 2007.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income decreased 19.1% from RMB2,872 million in 2006 to RMB2,323 million (US$319 million) in 2007. This decrease was principally due to the declining selling price of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income was RMB657 million (US$90 million) in 2007, as compared to RMB285 million in 2006. Non-operating net income is mainly comprised of unrealized exchange loss, penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased 54.2% from RMB2,604 million in 2006 to RMB4,015 million (US$550 million) in 2007. The higher interest income in 2007 was primarily due to our larger cash balances as a result of the continued improvement in our cash generating capability, which was reflected in the increase of our net cash from operating activities from year to year. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

Finance Costs. Finance costs increased 20.9% from RMB1,510 million in 2006 to RMB1,825 million (US$250 million) in 2007. This increase was primarily due to an increase in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisition of the eight regional mobile telecommunications companies in 2002 and the ten regional mobile telecommunications companies and other telecommunications assets in 2004, computed at the rate of two-year U.S. dollar LIBOR swap rate per annum. The average interest rate for deferred consideration payable increased from 2.76% to 5.41% in July 2006 and has remained at 5.41% since then. In 2007, the average interest rate that we paid on our outstanding borrowings was approximately 5.19%, as compared to 4.11% in 2006.

Profit before Taxation. As a result of the foregoing, profit before tax increased 34.4% from RMB96,176 million in 2006 to RMB129,238 million (US$17,717 million) in 2007.

Taxation. Our income tax expense increased 39.9% from RMB30,062 million in 2006 to RMB42,059 million (US$5,766 million) in 2007. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 31.3% in 2006 and 32.5% in 2007, respectively. The increase in our effective tax rate is primarily due to the increase in deferred tax expenses recognized during the year resulting from the change in tax rate from 33% to 25%, in accordance with the new PRC Enterprise Income Tax Law enacted on March 16, 2007, for purposes of calculating deferred tax assets. We expect the PRC Enterprise Income Tax Law, its implementing rules and the associated change in tax rate to have an overall positive impact on our financial condition and results of operations. Most of our subsidiaries in Mainland China used to pay income tax at the rate of 33% and will pay income tax at the reduced rate of 25% effective January 1, 2008.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 31.9% from RMB66,026 million in 2006 to RMB87,062 million (US$11,935 million) in 2007. This increase was primarily due to the growth in our subscriber base, new businesses, increased voice usage volume and economies of scale. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 22.4% in 2006 to 24.4% in 2007.

Liquidity and Capital Resources.

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2007, we had a working capital (current assets minus current liabilities) surplus of RMB52,682 million (US$7,222 million), compared to a working capital surplus of RMB30,900 million as of December 31, 2006. The substantial improvement in our working capital and cash and cash equivalent positions in 2007 was primarily due to the growth in our operating revenue as a result of our continued business development and our efforts to enhance cost control and management. As of December 31, 2006 and 2007, accounts receivable totaled RMB7,153 million and RMB6,985 (US$958 million), respectively. Short-term bank and other loans (including bonds and capital lease obligations) as of December 31, 2006 and 2007 totaled RMB3,064 million and RMB68 (US$9 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2006	2007
	(in millions of RMB)
Net cash from operating activities	149,346	168,612
Net cash used in investing activities	(118,841)	(123,039)
Net cash used in financing activities	(23,587)	(37,276)

Net increase in cash and cash equivalents	6,918	8,297

Net cash from operating activities increased 12.9% from RMB149,346 million in 2006 to RMB168,612 million in 2007, reflecting the growth in operating revenue due to the increase in our subscriber base through the continued growth and economies of scale.

Net cash used in investing activities increased 3.5% from RMB118,841 million in 2006 to RMB123,039 million in 2007. This increase was primarily due to the increase in capital expenditures of RMB21,554 million, which was partially offset by a reduction of deposits with banks of RMB12,978 million.

Net cash used in financing activities increased 58.0% from RMB23,587 million in 2006 to RMB37,276 million in 2007. This increase was primarily due to a larger dividend payment to shareholders in 2007 compared to 2006 and the repayment of RMB3,000 million aggregate principal amount of bonds in 2007.

Capital Expenditures

Capital expenditures incurred during 2006 and 2007 were RMB86,988 million and RMB105,139 million (US$14,413 million), respectively. We incurred capital expenditures principally for the construction of our GSM networks, support systems, transmission facilities and structural facilities and the development of new technologies and new businesses. We increased our capital expenditures primarily in an effort to meet increased demand on our network services resulting from the continued expansion of our subscriber base, growth in voice usage volume and rapid development of our value-added business.

We estimate that we will spend approximately RMB127.2 billion (US$17.4 billion) in 2008, RMB119.0 billion (US$16.3 billion) in 2009 and RMB109.0 billion (US$14.9 billion) in 2010 in capital expenditures. These amounts do not include specific capital expenditures that would be required for the construction of 3G networks. The required funding will be sourced largely from cash generated from our operating activities. We expect to incur these expenditures primarily for the purpose of:

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

Moreover, we believe that to the extent we are granted any 3G license by the Ministry of Industry and Information and our 3G networks are constructed, GSM and 3G will co-exist in our networks over an extended period of time. We seek to monitor and assess the amount of capital expenditures required or necessary for our operations on an ongoing basis, including reviewing our capital requirements if and when we are granted any 3G license.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2006 and 2007, we did not have any long-term bank and other loans and obligations under capital leases (excluding current portions), and our short-term bank and other loans (including the current portion of bonds and capital lease obligations) totaled RMB3,064 million and RMB68 million (US$9 million), respectively. Our short-term loans decreased in 2007 primarily due to the maturity of our guaranteed bonds due 2007 with an aggregate principal amount of RMB3,000 million. Capital lease obligations totaled RMB68 million (US$9 million) as of December 31, 2006 and 2007.

On June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million aggregate principal amount of guaranteed bonds due in 2011 at a floating interest rate, payable annually. These bonds are listed on the Shanghai Stock Exchange. We have issued an irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited. The net proceeds from the offering were applied solely to repay part of the RMB12,500 million syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

On October 28, 2002 Guangdong Mobile issued RMB3,000 million aggregate principal amount of guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The RMB3,000 million guaranteed bonds and RMB5,000 million guaranteed bonds bear fixed interest of 3.5% and 4.5%, respectively, payable annually. We paid back the RMB3,000 million aggregate principal amount of guaranteed bonds due 2007 at maturity on October 28, 2007.

We have issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd, a PRC credit rating agency. The entire net proceeds from the offering were applied solely to satisfy part of the US$2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time. In addition, these deferred considerations are payable by the fifteenth anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year US dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year US dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars (HK$7.7993=US$1.00 and HK7.7995=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively), RMB (RMB8.2770=US$1.00 and RMB8.2768=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively) or US dollars (or other agreed currencies), with the relevant exchange rates set forth in the respective acquisition agreements. Any payment made in currencies other than US dollars will be accounted for based on the exchange rates between US dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements. We used the entire proceeds from the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$2,800 million deferred consideration for our acquisition of the eight regional mobile telecommunications companies in 2002.

Our corporate credit rating was raised to A1/ Outlook Stable by Moody’s and to A/Positive Outlook by Standard & Poor’s in 2007, in line with the upgrading of China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities. Our management currently believes that a downgrade below A1/Outlook Stable or A/Positive Outlook is not likely.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2007, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

•	our short-term and long-term debts (in addition to the bonds described under “—Indebtedness” above), which includes capital leases;

•	operating leases; and

•	capital commitments.

In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

For further disclosure regarding leases and other commitments, please see note 38 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2007:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	63,927	63,927	—	—	—
Bills Payable	1,853	1,853	—	—	—
Deferred Consideration Payable	31,040	971	1,333	1,333	27,403
Long-Term Debt	13,204	495	1,039	5,585	6,085
Capital Lease Obligations	71	71	—	—	—

Total Contractual Obligations	110,095	67,317	2,372	6,918	33,488

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2007:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	15,474	4,809	5,133	2,928	2,604
Capital Commitments	98,229	98,229	—	—	—

Total Commercial Commitments	113,703	103,038	5,133	2,928	2,604

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Our capital expenditures totaled the equivalent of RMB86,988 million and RMB105,139 million (US$14,413 million) in 2006 and 2007, respectively.

All of our current operating subsidiaries are incorporated in Mainland China, except for Peoples, which became our wholly-owned operating subsidiary as of March 28, 2006. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information—Risk Factors—Risks Relating to Mainland China—Fluctuations in exchange rates could materially and adversely affect our financial results” and “Item 10. Additional Information—Exchange Controls.”

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of June 10, 2008.

Name	Age	Position
Mr. WANG Jianzhou	59	Executive Director, Chairman and Chief Executive Officer
Mr. ZHANG Chunjiang	49	Executive Director and Vice Chairman
Mr. LI Yue	49	Executive Director and Vice President
Mr. LU Xiangdong	48	Executive Director and Vice President
Mr. XUE Taohai	52	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	53	Executive Director and Vice President
Mr. SHA Yuejia	50	Executive Director and Vice President
Mr. LIU Aili	44	Executive Director and Vice President
Mdm. XIN Fanfei	51	Executive Director and Vice President
Mr. XU Long	51	Executive Director
Mr. Paul Michael DONOVAN	49	Non-Executive Director
Dr. LO Ka Shui	61	Independent Non-Executive Director
Mr. Frank K.S. WONG	60	Independent Non-Executive Director
Dr. Moses M.C. CHENG	58	Independent Non-Executive Director

Mr. WANG Jianzhou has served as our Executive Director, Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He is also the President of CMCC, and the Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the former Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the former Ministry of Information Industry, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, and Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a Master’s Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and has over 30 years of experience in the telecommunications industry.

Mr. ZHANG Chunjiang has served as our Executive Director and Vice Chairman since June 2008. Mr. Zhang is also a Vice President of CMCC. Prior to joining us, Mr. Zhang served as Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, Director General of Mobile Telecommunications Administration of the former Ministry of Posts and Telecommunications, Director General of Telecommunications Administration and Deputy Minister of the former Ministry of Information Industry, President of China Network Communications Group Corporation, Chairman of China Netcom (Group) Company Limited, Chairman and Executive Director of China Netcom Group Corporation (Hong Kong) Limited and Non-Executive Director of PCCW Limited. Mr. Zhang graduated in 1982 from Beijing University of Posts and Telecommunications with a bachelor’s degree in telecommunications. Mr. Zhang is a professor-level senior engineer with extensive experience in telecommunications management, operations and technology.

Mr. LI Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to our network, planning and development strategy. He has been serving as Vice President of CMCC since April 2000. Mr. Li is also a director of CMC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree in business administration, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 32 years of experience in the telecommunications industry.

Mr. LU Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to our marketing, data, corporate customer matters and Beijing Olympics related matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC, Chairman of Aspire Holdings Limited and a director of Phoenix Satellite Television Holdings Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree in wireless telecommunications, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 26 years of experience in the telecommunications industry.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to our management of corporate finance and human resources remuneration. Mr. Xue is also a Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the former Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 28 years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang assists the Chief Executive Officer in relation to our corporate affairs. Mdm. Huang is also a Vice President of CMCC, and a director of CMC. Mdm. Huang previously served as the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with 32 years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha assists the Chief Executive Officer in relation to our business support, technology and research & development. He is also a Vice President of CMCC and a director of CMC. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 25 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu assists the Chief Executive Officer in relation to our business expansion and management information systems. He is also a Vice President of CMCC, a director of CMC and Chairman of CMPak Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General

of Network Department of China Mobile Communications Corporation, and Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 25 years of experience in the telecommunications industry.

Mdm. XIN Fanfei has served as our Executive Director and Vice President since January 2006. Mdm. Xin assists the Chief Executive Officer in relation to our general administration and investor and media relations. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Assistant to the Director General and Director of the Department of Planning and Construction of Tianjin Mobile Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Vice President of Tianjin Mobile, President of Heilongjiang Mobile Communications Company, and Chairwoman and President of Heilongjiang Mobile. Mdm. Xin graduated from Xidian University and received an EMBA degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Mdm. Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for the mobile telecommunications operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang Province, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 30 years of experience in the telecommunications industry.

Mr. Paul Michael DONOVAN has served as our Non-Executive Director since June 2006. Mr. Donovan is currently Vodafone’s Chief Executive Officer for EMAPA of Vodafone. Mr. Donovan is also a member of the Executive Committee of Vodafone, a director of Vodafone’s operating companies located in Turkey, Hungary, Australia, New Zealand, Egypt, Czech Republic and Romania and also a director of certain other subsidiaries of Vodafone. Prior to his appointment as the Chief Executive Officer of the EMAPA division, Mr. Donovan was Chief Executive Officer of the Other Vodafone Subsidiaries, which included 14 of Vodafone’s operating subsidiaries. Mr. Donovan joined Vodafone UK in 1999 as Managing Director—Commercial, and in 2001 was appointed the Chief Executive Officer of Vodafone Ireland. In 2004 he assumed the additional role of Global Director of Business Integration, leading One Vodafone, Vodafone’s business transformation program. Mr. Donovan began his career in FMCG sales and marketing at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989. He holds a Bachelor of Arts Degree in Scandinavian Studies from University College London and a Master’s Degree in Business Administration from Bradford University Management Centre, and has over 16 years experience in the telecommunications and information technology industries, gained at Apple Computer, BT and Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecommunications provider Optus Communications. His directorships held in other listed public companies in the last three years include Vodafone Egypt Telecommunications S.A.E. and Bharti Tele-Ventures Limited.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive chairman of Eagle Asset Management (CP) Limited (manager of Hong Kong listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, City e-Solutions Limited, Melco International

Development Limited and Winsor Properties Holdings Limited. He was a non-executive director of The HSBC China Fund Limited, Tom Online Inc. and Hong Kong Exchanges and Clearing Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Airport Authority. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 28 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong is currently Vice Chairman of DBS Bank, Chief Operating Officer and a member of the boards of DBS Bank and DBS Group Holdings, and Chairman of DBS Bank (Hong Kong). Mr. Wong is also a director of National Healthcare Group Pte Ltd and Mapletree Investments Pte Ltd, and is a member of the University Court of The University of Hong Kong. He previously held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include ARA Asset Management Limited, Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, China COSCO Holdings Company Limited, China Resources Enterprise Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited, Tian An China Investments Company Limited, Hong Kong Exchanges and Clearing Limited and Towngas China Company Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2007 for services performed as directors, officers or employees was approximately HK$35 million (US$4.5 million).

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. Under the Old Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as at December 31, 2007, there were no outstanding options granted under the Old Scheme. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,510,285,254. No share options were granted under the Current Scheme during the year ended December 31, 2007.

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

Under the Old Scheme, all options not exercised have lapsed by December 31, 2007, and under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

As of December 31, 2007, the directors and employees of the Company had options to subscribe for the ordinary shares of the Company granted under the Current Scheme. In 2007, 64,090,450 of these options had been exercised. See “—Share Ownership” below for details on options granted to our directors.

Board Practices

To enhance our corporate governance, we have three principal board committees, the audit committee, the remuneration committee and the nomination committee. The audit committee, the remuneration committee and the nomination committee are all comprised solely of independent non-executive directors.

Audit Committee

The members of our audit committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Dr. Moses M.C. Cheng. The audit committee’s major responsibilities include:

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

Remuneration Committee

The members of our remuneration committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Dr. Moses M.C. Cheng. The remuneration committee’s major responsibilities include:

•	to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

•	to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

Meetings of the remuneration committee are held at least once a year.

Nomination Committee

The members of our nomination committee are Dr. Lo Ka Shui, as chairman of the committee, Mr. Frank K.S. Wong and Dr. Moses M.C. Cheng. The primary responsibilities of the nomination committee include:

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

Employees

See “Item 4. Information on the Company—Business Overview—Employees.”

Share Ownership

As of December 31, 2007, the following directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2007, options exercisable for an aggregate of 7,204,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.85 per share through July 2, 2012.

Director	Number of shares covered by options
Xue Taohai	80,000
Sha Yuejia	75,000
Liu Aili	75,000
Xu Long	70,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Lu Xiangdong	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600
Xu Long	117,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	475,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	679,000
Li Yue	546,000
Lu Xiangdong	546,000
Xue Taohai	546,000
Sha Yuejia	546,000
Liu Aili	96,350
Xu Long	173,000
Lo Ka Shui	280,000
Frank K.S. Wong	280,000
Moses M.C. Cheng	280,000

The following options are exercisable at a price of HK$34.87 per share from November 8, 2008 through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	291,000
Li Yue	234,000
Lu Xiangdong	234,000
Xue Taohai	234,000
Sha Yuejia	234,000
Liu Aili	45,150
Xu Long	81,000
Lo Ka Shui	120,000
Frank K.S. Wong	120,000
Moses M.C. Cheng	120,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2008, approximately 74.29% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2008, our majority shareholders held, directly or indirectly, between approximately 74.29% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company—Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2008, CMCC indirectly owned an aggregate of approximately 74.29% of our issued and outstanding share capital.

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

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we no longer have inter-provincial roaming and interconnection arrangement with CMCC and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to an agreement we entered into with CMCC on July 1, 2004 (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunications service providers in foreign countries and regions.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, South Korea, Taiwan, Thailand, the United States and Vietnam. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia, Nigeria, Pakistan, the Philippines, South Africa and Yemen for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

In July 2002, we entered into a licensing agreement (the “Trademark License Agreement”) with CMCC for, among other things, the use of the “CHINA MOBILE” name and logo by us and our operating subsidiaries. This licensing agreement replaced the previous licensing agreements entered into with CMCC in October 1999 and the supplemental licensing agreement entered into in September 2000. In addition, each of the companies that we acquired in July 2004, other than Jingyi, entered into a licensing agreement with CMCC (together with the Trademark License Agreement, the “Trademark License Agreements”) for the use of the “CHINA MOBILE” name and logo. Under these agreements, no license fee was payable by us to CMCC until December 31, 2007. On January 1, 2008, we entered into a trademark license agreement (the “2008 Trademark License Agreement”) with CMCC to replace the Trademark License Agreements. Under the 2008 Trademark License Agreement, no license fee is payable by us to CMCC until December 31, 2012.

Spectrum Fees and Numbering Resources

The Ministry of Industry and Information (and prior to April, 2008, the former Ministry of Information Industry) and the Ministry of Finance jointly determine the standardized spectrum fees payable to the Ministry of Industry and Information by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the Ministry of Industry and Information for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks. In October 1999, we entered into an agreement with CMCC (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to CMCC in Mainland China. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and CMCC’s operating subsidiaries. Sixty percent of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

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

Following the completion of our acquisition of the telecommunications assets from our direct parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004 (the “Spectrum and Numbering Resources Agreement”), pursuant to which CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the Ministry of Industry and Information (and prior to April, 2008, to the former Ministry of Information Industry). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the Ministry of Industry and Information, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

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

Miscellaneous

In 2007, there was no consideration passed through CMCC and us under the International Roaming Settlement Agreement, the Trademark License Agreements, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between us and CMCC or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

(i)	the Property Leasing and Management Services Agreement pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and warehouses and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable. The payments payable by us to CMCC and its subsidiaries shall not exceed RMB800 million, RMB900 million and RMB1,000 million for the fiscal years ending December 31, 2005, 2006 and 2007, respectively; and

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

The Property Leasing and Management Services Agreement and the Telecommunications Services Agreement (together the “2004 Continuing Connected Transaction Agreements”) expired on December 31, 2007. On December 13, 2007, we entered into the 2008-2010 property leasing and management services agreement and the 2008-2010 telecommunications services agreement (collectively, the “Renewal Agreements”) with CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements on the same terms. Each of the Renewal Agreements has a fixed term of three years and is effective from January 1, 2008 to December 31, 2010. The transactions contemplated under the Renewal Agreements constitute continuing connected transactions of the Company under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The transactions relating to platform development between CMCC and Aspire remain as connected transactions under the Hong Kong Listing Rules. Since there was no consideration passed through CMCC and Aspire or its subsidiaries for the year ended December 31, 2007, the Platform Development Agreement is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. According to the Platform Development Agreement, the platform development charges payable are to be determined according to standards laid down by the relevant government departments and/or by reference to market rates.

We expect that the consideration payable by CMCC to Aspire (or its subsidiaries) under the Platform Development Agreement for the year ending December 31, 2008 will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. Accordingly, the Platform Development Agreement will continue to be exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

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

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial condition and results of operations.

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our favorable operating results in 2007 and having taken into account our long-term development, our board of directors recommended payment of an ordinary final dividend of HK$1.160 per share for the financial year ended December 31, 2007 in accordance with our dividend payout planned for the full year of 2007. This, together with the ordinary interim dividend of HK$0.837 per share paid in 2007, amounted to an aggregate ordinary dividend payment of HK$1.997 per share for the full financial year of 2007, representing an increase of 44.4% over the annual dividend of HK$1.383 per share for the full year of 2006. The dividend payout ratio for the year 2007 was 43%. In addition, while the profit and dividend per share for the year 2007 continued to maintain a favorable growth, our board of directors, having taken into account the interest of our shareholders, recommended payment of a special final dividend in 2007 of HK$0.016 per share for the effect on the profit attributable to shareholders resulting from the revision of estimated useful lives of our switching center equipment (excluding soft switching center equipment) in 2007. See note 12 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. This, together with the special interim dividend of HK$0.085 per share paid in 2007, amounted to an aggregate special dividend payment of HK$0.101 per share for the full financial year of 2007. Having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and our future development, we plan our dividend payout ratio for the full year of 2008 to be 43%. Our board of directors is of the view that our outstanding operating results and strong cash flow generating capability will provide sufficient support to the future development of the Company, while providing our shareholders with a favorable return. We will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to generating the best possible return for our shareholders.

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

As of December 31, 2007 and May 31, 2008, there were 20,031,905,590 and 20,043,776,694, respectively, ordinary shares issued and outstanding. As of December 31, 2007 and May 30, 2008, there were, respectively, 134 and 409 registered holders of American depositary receipts evidencing 103,728,649 and 112,585,816 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2003	23.90	14.85	15.54	9.30
2004	27.85	19.25	18.07	12.31
2005	39.80	23.45	25.66	14.91
2006
First Quarter	41.65	35.60	26.91	22.82
Second Quarter	46.75	39.45	30.93	24.76
Third Quarter	55.65	44.10	36.25	27.94
Fourth Quarter	69.40	55.95	44.96	35.48
2007
First Quarter	79.35	64.70	51.39	41.85
Second Quarter	84.90	70.25	54.36	44.94
Third Quarter	129.00	80.85	83.96	51.15
Fourth Quarter	158.90	126.50	103.69	80.71
December	145.70	133.30	96.24	83.04
2008
January	136.60	108.90	88.94	73.92
February	123.40	112.70	78.61	72.39
March	118.30	102.50	75.06	67.21
First Quarter	136.60	102.50	88.94	67.21
April	136.00	117.70	89.31	79.02
May	136.30	112.90	88.14	73.01
June (through June 10)	117.60	110.40	74.83	69.15

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

Rights Attaching to Ordinary Shares

The section entitled “Description of Share Capital” in our Registration Statement on Form F-3 (File No. 333-47256), as filed with the SEC on October 30, 2000, is incorporated by reference into this annual report on Form 20-F.

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

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CMCC.

Interconnection Arrangements

Each of our operating subsidiaries has entered into interconnection agreements with other operators in its network area. The economic terms of the interconnection arrangements are described under “Item 4. Information on the Company—Business Overview—Interconnection.”

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

Taxation—Hong Kong

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

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. In the 2008-09 Budget, the Financial Secretary of Hong Kong proposed to lower the corporation profit tax rate from 17.5% to 16.5% and the standard rate for individuals from 16% to 15%. Such revision of tax rate will be effective after the passing of the relevant legislation by the Legislative Council. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Taxation—United States Federal Income Taxation

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2007.

We are also exposed to foreign currency risk as a result of our telecommunications equipment being sourced substantially from overseas suppliers. Specifically, our foreign currency exposure relates primarily to our firm purchase commitments and, to a limited extent, cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2007, we had no foreign exchange forward contracts outstanding. Our foreign currency hedging activity generally is expected to be limited to hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of December 31, 2007 and 2006.

	Expected Maturity Date						As of December 31, 2007		As of December 31, 2006
	2008	2009	2010	2011	2012	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under capital leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	—	4,973	—	4,976	9,949	9,404	12,937	13,218
Average interest rate	—	—	—	5.89%	—	4.50%	4.10%	—	4.13%	—
Deferred consideration payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	3.28%	5.41%	—	4.11%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks and cash and cash equivalents as of December 31, 2007 and 2006.

	Expected Maturity Date						As of December 31, 2007		As of December 31, 2006
	2008	2009	2010	2011	2012	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments
Deposits with banks:
in U.S. dollars	272	—	—	—	—	—	272	272	276	276
in Hong Kong dollars	—	—	—	—	—	—	—	—	—	—
Cash and cash equivalents:
in U.S. dollars	520	—	—	—	—	—	520	520	511	511
in Hong Kong dollars	7,298	—	—	—	—	—	7,298	7,298	5,091	5,091

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures. As of December 31, 2007, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

Management of China Mobile Limited (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and Hong Kong Financial Reporting Standards.

As of December 31, 2007, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 19, 2008 appearing on page 69, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

/s/ WANG Jianzhou		/s/ XUE Taohai
Name:	WANG Jianzhou	Name:	XUE Taohai
Title:	Chairman and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and subsidiaries (together refer to the “Group”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2006 and 2007, and the related consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the two-year period ended December 31, 2007 and our report dated March 19, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

March 19, 2008

Changes in Internal Control Over Financial Reporting. During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. In particular, one of the members has many years of finance and commercial management experience and expertise. However, members of our audit committee do not possess direct experience or expertise in respect of the evaluation of reports filed with the SEC by SEC-reporting issuers. Our board of directors has determined that we do not currently have an audit committee financial expert, as defined in Item 16A(b) of Form 20-F, serving on our audit committee. Our audit committee may consider appointing, from time to time, an external financial expert as a consultant.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the years ended December 31, 2006 and 2007:

	Audit Fees(1)		Audit-Related Fees	Tax Fees		All Other Fees(2)
2006	US$	10,254,000	—	US$	19,000	US$	4,510,000
2007	US$	10,220,000	—	US$	9,000	US$	717,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002 and other advisory services provided to us.

Before our principal accountants were engaged by us or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

Exhibit Number	Description of Exhibit
4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 11, 2008

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended)(1).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

Exhibit Number	Description of Exhibit
4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited (“the Company”) and subsidiaries (together referred to as the “Group”) as of December 31, 2006 and 2007, and the related consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the two-year period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Hong Kong Financial Reporting Standards as issued by the Hong Kong Institute of Certified Public Accountants.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 19, 2008

Consolidated Income Statement for the year ended December 31, 2007

(Expressed in Renminbi)

	Note	2007		2006
		RMB million		RMB million
Operating revenue (Turnover)	3

Usage fees			226,488		189,710
Monthly fees			20,856		21,629
Value-added services fees			91,609		69,309
Other operating revenue			18,006		14,710

			356,959		295,358

Operating expenses

Leased lines			2,330		2,451
Interconnection			21,500		18,783
Depreciation			67,354		64,574
Personnel	4		18,277		16,853
Other operating expenses	5		123,430		100,772

			232,891		203,433

Profit from operations			124,068		91,925

Other net income	6		2,323		2,872

Non-operating net income	7		657		285

Interest income			4,015		2,604

Finance costs	8		(1,825)		(1,510)

Profit before taxation			129,238		96,176

Taxation	11(a)		(42,059)		(30,062)

Profit for the year			87,179		66,114

Attributable to:

Equity shareholders of the Company			87,062		66,026
Minority interests			117		88

Profit for the year			87,179		66,114

Dividends paid / payable to equity shareholders of the Company attributable to the year:

Ordinary interim dividend declared and paid during the year	12(a)		16,178		12,612
Special interim dividend declared and paid during the year	12(a)		1,643		1,831
Ordinary final dividend proposed after the balance sheet date	12(a)		21,762		15,327
Special final dividend proposed after the balance sheet date	12(a)		300		1,386

			39,883		31,156

Earnings per share

Basic	13(a)	RMB	4.35	RMB	3.32

Diluted	13(b)	RMB	4.28	RMB	3.29

The notes on pages F-9 to F-61 form part of these consolidated financial statements.

Consolidated Balance Sheets at December 31, 2007

(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Non-current assets

Property, plant and equipment, net	14	257,170	218,274
Construction in progress	15	47,420	52,436
Land lease prepayments		8,383	7,675
Goodwill	16	36,894	36,894
Other intangible assets	17	469	700
Interest in associates	19	—	—
Deferred tax assets	20	5,445	7,113
Other financial assets	21	77	77

		355,858	323,169

Current assets

Inventories	22	3,295	3,007
Accounts receivable, net	23	6,985	7,153
Other receivables	24	2,929	2,500
Prepayments and other current assets	24	5,680	4,613
Amount due from ultimate holding company	25	78	305
Tax recoverable	11(c)	124	468
Deposits with banks		109,685	82,294
Cash and cash equivalents	26	78,859	71,167

		207,635	171,507

Current liabilities

Accounts payable	27	63,927	57,240
Bills payable		1,853	2,212
Deferred revenue	28	23,762	21,823
Accrued expenses and other payables	30	50,860	46,130
Amount due to ultimate holding company	25	26	129
Amount due to immediate holding company	25	196	186
Interest-bearing borrowings	29	—	2,996
Obligations under finance leases	31	68	68
Current taxation	11(c)	14,261	9,823

		154,953	140,607

Net current assets		52,682	30,900

Total assets less current liabilities carried forward		408,540	354,069

Consolidated Balance Sheets at December 31, 2007—(Continued)

(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Total assets less current liabilities brought forward		408,540	354,069

Non-current liabilities

Interest-bearing borrowings	29	(33,582)	(33,574)
Deferred revenue, excluding current portion	28	(597)	(930)
Deferred tax liabilities	20	(122)	(192)

		(34,301)	(34,696)

NET ASSETS		374,239	319,373

CAPITAL AND RESERVES	34

Share capital		2,136	2,130
Reserves		371,615	316,872

Total equity attributable to equity shareholders of the Company		373,751	319,002
Minority interests		488	371

TOTAL EQUITY		374,239	319,373

The notes on pages F-9 to F-61 form part of these consolidated financial statements.

Consolidated Statement of Changes in Equity for the year ended December 31, 2007

(Expressed in Renminbi)

	Note	2007		2006
		RMB million	RMB million	RMB million	RMB million
Total equity at January 1			319,373		273,107

Net expenses recognized directly in equity
Exchange difference on translation of financial statements of overseas entities	34		(645)		(43)
Net profit for the year	34		87,179		66,114

Total recognized income and expenses for the year			86,534		66,071

Attributable to:
Equity shareholders of the Company		86,417		65,983
Minority interests		117		88

		86,534		66,071

Dividends declared or approved during the year	34		(34,088)		(26,162)

Movements in equity arising from capital transactions:

Shares issued under share option scheme	34	6		14
Share premium arising on issuance of shares	34	1,608		4,079
Equity settled share-based transactions	34	806		2,264

			2,420		6,357

Total equity at December 31			374,239		319,373

The notes on pages F-9 to F-61 form part of these consolidated financial statements.

Consolidated Cash Flow Statement for the year ended December 31, 2007

(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Operating activities

Profit before taxation		129,238	96,176
Adjustments for:
—Depreciation of property, plant and equipment	14	67,354	64,574
—Amortization of other intangible assets	5	258	203
—Amortization of land lease prepayments		322	176
—(Gain) /loss on disposal of property, plant and equipment	5	(11)	46
—Write-off of property, plant and equipment	5	2,788	2,857
—Impairment loss for doubtful accounts	5	3,872	3,852
—Interest income		(4,015)	(2,604)
—Finance costs	8	1,825	1,510
—Dividend income from unlisted securities	7	(31)	(39)
—Equity-settled share-based payment expenses	4	806	2,264
—Unrealized exchange loss, net	7	22	212

Operating profit before changes in working capital		202,428	169,227

Increase in inventories		(288)	(626)
Increase in accounts receivable		(3,679)	(4,310)
Increase in other receivables		(320)	(313)
Increase in prepayments and other current assets		(1,067)	(1,030)
Decrease/(increase) in amount due from ultimate holding company		227	(242)
Increase in accounts payable		796	6,556
Decrease in bills payable		(46)	(3)
Increase in deferred revenue		1,606	4,455
Increase in accrued expenses and other payables		4,730	6,033
Decrease in amount due to ultimate holding company		(103)	(140)

Cash generated from operations		204,284	179,607

Tax paid
—Hong Kong profits tax paid		(12)	(21)
—PRC enterprise income tax paid		(35,660)	(30,240)

Net cash generated from operating activities carried forward		168,612	149,346

Consolidated Cash Flow Statement for the year ended December 31, 2007—(Continued)

(Expressed in Renminbi)

	Note	2007	2006
		RMB million	RMB million
Net cash generated from operating activities brought forward		168,612	149,346

Investing activities

Payment for acquisition of a subsidiary (net of cash and cash equivalents acquired)		—	(3,410)
Capital expenditure		(98,523)	(76,969)
Land lease prepayments		(1,028)	(597)
Payment for purchase of other intangible assets		(28)	(45)
Proceeds from disposal of property, plant and equipment		20	80
Increase in deposits with banks		(27,391)	(40,369)
Interest received		3,880	2,430
Dividends received from unlisted securities	7	31	39

Net cash used in investing activities		(123,039)	(118,841)

Financing activities

Proceeds from issue of shares under share option scheme	34(a)(ii)	1,614	4,093
Redemption of bonds	29(a)(ii)	(3,000)	—
Repayments of bank and other loans		—	(104)
Interest paid		(1,802)	(1,414)
Dividends paid	12	(34,088)	(26,162)

Net cash used in financing activities		(37,276)	(23,587)

Net increase in cash and cash equivalents		8,297	6,918

Cash and cash equivalents at beginning of year		71,167	64,461

Effect of changes in foreign exchange rate		(605)	(212)

Cash and cash equivalents at end of year	26	78,859	71,167

Notes to the consolidated cash flow statement

Significant non-cash transactions

The Group incurred payables of RMB39,006,000,000 (2006: RMB36,851,000,000) and RMB1,830,000,000 (2006: RMB2,143,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2007.

The notes on pages F-9 to F-61 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. A summary of the significant accounting policies adopted by the group is set out below.

Although HKFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. For this purpose the date of the Group’s transition to IFRSs was determined to be January 1, 2006, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of transition to IFRSs or in respect of the year ended December 31, 2006. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s financial position, the Group’s financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2007 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis.

The preparation of these financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and estimates made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements are discussed in note 41.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(c)	Subsidiaries and minority interests

Subsidiaries are entities controled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(d)	Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates for the year.

When the Group’s share of losses exceed its interest in the associates, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(e)	Goodwill (Continued)

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(j)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in the income statement.

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f)	Other intangible assets

The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

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

(i)	Brand name

The Group’s brand name are stated at cost less any impairment losses (see note 1(j)) on an individual basis.

(ii)	Customer base, license and others

The Group’s customer base, license and others are stated at cost less any impairment losses (see note 1(j)) and are amortized using straight-line basis over the estimated useful lives from 2 to 15 years.

(g)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

(h)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(h)	Property, plant and equipment (Continued)

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

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

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

During the year, the Group reviewed the estimated useful lives of all property, plant and equipment and changed the estimated useful lives of switching center equipment (excluding the soft switching center equipment) from 7 years to 5 years. The effect of such change in accounting estimate is set out in note 14.

(i)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(i)	Leased assets (Continued)

(ii)	Assets acquired under finance lease (Continued)

obligations for each accounting period. Contingent rentals are charged to the income statement in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries and associates) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, impairment loss is determined and recognized as follows:

•

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

•

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(j)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities and other receivables (Continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	pre-paid interests in leasehold land classified as being held under an operating lease;

•	investments in subsidiaries and associates;

•	goodwill; and

•	other intangible assets.

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

An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(j)	Impairment of assets (Continued)

(iii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

(iii)	Interim financial reporting and impairment

The Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

(k)	Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference is capitalized to construction in progress during the years presented.

(l)	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(m)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful accounts (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for doubtful accounts (see note 1(j)).

(n)	Deferred revenue

Deferred revenue consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment.

Revenue from prepaid service fees is recognized when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in the income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i)	usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv)	interest income is recognized as it accrues using the effective interest method; and

(v)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer. Such revenue, net off cost of goods sold, is included in other net income due to its insignificance.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either;

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(s)	Income tax (Continued)

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)	Provisions and contingent liabilities

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

(u)	Employee benefits

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

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in the income statement as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to the income statement when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii)	Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest. Otherwise, the fair value of options is recognized in the period in which the options are granted.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(u)	Employee benefits (Continued)

(ii)	Share-based payments (Continued)

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v)	Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

(w)	Translation of foreign currencies

The functional currency of the Group incorporated outside the PRC is Hong Kong dollar (“HK$”). The Group adopted Renminbi (“RMB”) as its presentation currency in the preparation of these annual consolidated financial statements which is the currency of the primary economic environment in which most of the Group’s entities operated.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in the income statement. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are included in a separate component of

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies (Continued)

(w)	Translation of foreign currencies (Continued)

equity. On disposal of an overseas entity, the cumulative amount of the exchange differences recognized under equity relating to that particular foreign operation is included in the calculation of the profit or loss on disposal.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

(x)	Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

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

(y)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

2	Changes in accounting policies

The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing January 1, 2007 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

2	Changes in accounting policies (Continued)

These developments have not resulted in any significant changes to the accounting policies applied in these consolidated financial statements compared to those applied in the Group’s consolidated financial statements for the year ended December 31, 2006. However, as a result of the adoption of IFRS/HKFRS 7, Financial instruments: Disclosures and the amendments to IAS/HKAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures which are explained as follows.

As a result of the adoption of IFRS/HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS/HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 37.

The amendment to IAS/HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in note 34.

Both IFRS/HKFRS 7 and the amendments to IAS/HKAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 42).

3	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the service rendered in the PRC. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

4	Personnel

	2007	2006
	RMB million	RMB million
Salaries, wages and other benefits	15,963	13,440
Retirement costs: contributions to defined contribution retirement plans	1,508	1,149
Equity-settled share-based payment expenses	806	2,264

	18,277	16,853

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

5	Other operating expenses

	2007	2006
	RMB million	RMB million
Selling and promotion	55,995	47,145
Maintenance	18,106	15,257
Impairment loss for doubtful accounts	3,872	3,852
Impairment loss of inventories	4	7
Amortization of other intangible assets*	258	203
Operating lease charges
—land and buildings	4,283	3,259
—others (Note 1)	2,537	2,013
(Gain)/loss on disposal of property, plant and equipment	(11)	46
Write-off of property, plant and equipment	2,788	2,857
Auditors’ remuneration
—audit services (Note 2.1)	78	80
—tax services (Note 2.2)	—	—
—other services (Note 2.3)	5	35
Others (Note 3)	35,515	26,018

	123,430	100,772

Note 1:	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

Note 2.1:	Audit services in 2007 include reporting on the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB18,500,000 (2006: RMB20,000,000).

Note 2.2:	Tax services in 2007 include tax compliance service for the Group of RMB53,000 (2006: RMB52,000) and preparation and submission of response letter to Inland Revenue Department of RMB Nil (2006: RMB98,000).

Note 2.3:	Other services in 2006 and 2007 include the SOX 404 advisory service and other advisory services.

Note 3:	Others consist of offices expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies and other miscellaneous expenses.

*	Amortization of other intangible assets is included in other operating expenses in 2007. The prior year comparative figure has been reclassified to conform with current year’s presentation.

6	Other net income

Other net income represents the gross margin from sales of SIM cards and handsets.

	2007	2006
	RMB million	RMB million
Sales of SIM cards and handsets	9,351	8,278
Cost of SIM cards and handsets	(7,028)	(5,406)

	2,323	2,872

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

7	Non-operating net income

	2007	2006
	RMB million	RMB million
Exchange loss	(22)	(212)
Penalty income	235	182
Dividend income from unlisted securities	31	39
Others	413	276

	657	285

8	Finance costs

	2007	2006
	RMB million	RMB million
Interest on bank loans and other borrowings repayable within five years	—	2
Interest on bank loans and other borrowings repayable after five years	1,279	946
Interest on bonds	546	562

	1,825	1,510

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

9	Directors’ remuneration

Directors’ remuneration is as follows:

(Expressed in Hong Kong dollars)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options(I)	2007 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors

WANG Jianzhou	180	1,172	660	270	2,282	2,773	5,055
LI Yue	180	960	540	230	1,910	2,013	3,923
LU Xiangdong	180	960	540	230	1,910	2,013	3,923
XUE Taohai	180	960	540	232	1,912	2,013	3,925
HUANG Wenlin (appointed on September 24, 2007)	48	260	147	63	518	—	518
SHA Yuejia	180	960	540	222	1,902	1,933	3,835
LIU Aili	180	960	540	222	1,902	459	2,361
XIN Fanfei	180	960	540	217	1,897	—	1,897
XU Long	180	928	540	221	1,869	783	2,652
ZHANG Chenshuang (resigned on July 9, 2007)	94	497	280	246	1,117	1,154	2,271

Independent non-executive directors

LO Ka Shui	505	—	—	—	505	936	1,441
WONG Kwong Shing, Frank	440	—	—	—	440	936	1,376
CHENG Mo Chi, Moses	440	—	—	—	440	936	1,376

Non-executive director

Paul Michael DONOVAN	180	—	—	—	180	—	180

	3,147	8,617	4,867	2,153	18,784	15,949	34,733

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

9	Directors’ remuneration (Continued)

	Directors’ fees	Salaries, Allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options(I)	2006 Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors

WANG Jianzhou	180	1,172	660	255	2,267	7,161	9,428
LI Yue	180	960	540	217	1,897	5,241	7,138
LU Xiangdong	180	960	540	217	1,897	5,241	7,138
XUE Taohai	180	960	540	219	1,899	5,241	7,140
ZHANG Chenshuang	180	960	540	227	1,907	5,241	7,148
SHA Yuejia (appointed on March 16, 2006)	143	765	540	209	1,657	3,903	5,560
LIU Aili (appointed on March 16, 2006)	143	765	540	208	1,656	934	2,590
XIN Fanfei (appointed on January 3, 2006)	179	955	540	179	1,853	—	1,853
XU Long	180	920	400	132	1,632	2,050	3,682
LI Mofang (resigned on March 16, 2006)	37	195	—	91	323	1,171	1,494
HE Ning (resigned on January 3, 2006)	1	6	—	—	7	32	39
LI Gang (resigned on January 3, 2006)	1	—	—	—	1	12	13

Independent non-executive directors

LO Ka Shui	505	—	—	—	505	2,428	2,933
WONG Kwong Shing, Frank	440	—	—	—	440	2,428	2,868
CHENG Mo Chi, Moses	440	—	—	—	440	2,428	2,868

Non-executive directors

Paul Michael DONOVAN (appointed on June 7, 2006)	102	—	—	—	102	—	102
Julian Michael HORN-SMITH (resigned on June 7, 2006)	78	—	—	—	78	1,149	1,227

	3,149	8,618	4,840	1,954	18,561	44,660	63,221

Note I:	this item represents the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS/HKFRS 2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed and note 33.

10	Individuals with highest emoluments

For the years ended December 31, 2007 and 2006, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

11	Taxation

(a)	Taxation in the consolidated income statement represents:

	2007	2006
	RMB million	RMB million
Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	72	3
Under-provision in respect of Hong Kong profits tax for prior year	—	9
Provision for PRC enterprise income tax on the estimated taxable profits for the year	40,473	31,070
Over-provision in respect of PRC enterprise income tax for prior years	(91)	(550)

	40,454	30,532
Deferred tax

Origination and reversal of temporary differences (note 20)	1,605	(470)

	42,059	30,062

(i)	The provision for Hong Kong profits tax for 2007 is calculated at 17.5 per cent. (2006: 17.5 per cent.) of the estimated assessable profits for the year.

(ii)	Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from January 1, 2008. According to the new tax law, the income tax rate applicable to the Company and certain of its subsidiaries which were taxed at 33 per cent. is reduced to the unified rate of 25 per cent. from January 1, 2008. According to a further notice issued by the State Council on December 26, 2007, for entities operating in special economic zones which were previously taxed at preferential rate of 15 per cent., the applicable tax rate will be increased to 18 per cent., 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. For entities which were previously taxed at preferential rate of 24 per cent., the applicable tax rate will be increased to 25 per cent. from January 1, 2008. Accordingly, the deferred tax of the Group is recognized based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

11	Taxation (Continued)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2007	2006
	RMB million	RMB million
Profit before taxation	129,238	96,176

Notional tax on profit before tax, calculated at statutory tax rates	42,649	31,738
Tax effect of non-taxable item—Interest income	(64)	(34)
Tax effect of non-deductible expenses on PRC operations	816	1,068
Tax effect of non-deductible expenses on Hong Kong operations	254	236
Rate differential on PRC operations	(2,315)	(1,744)
Rate differential on Hong Kong operations	157	175
Effect of change of tax rate	1,513	(56)
Over-provision for PRC operations in prior years	(91)	(550)
Under-provision for Hong Kong operations in prior year	—	9
Amortization of tax credit on purchase of domestic telecommunications equipment*	(788)	(732)
Others	(72)	(48)

Taxation	42,059	30,062

*	Amortization of tax credit on purchase of domestic telecommunications equipment is included in income tax expense in 2007 (2006: Included in non-operating net income). The prior year comparative figure has been reclassified to conform with current year’s presentation.

(c)	Current taxation in the consolidated balance sheet represents:

	2007	2006
	RMB million	RMB million
Provision for PRC enterprise income tax for the year	40,382	31,070
Provision for Hong Kong profits tax for the year	72	3
Balance of PRC enterprise income tax recoverable relating to prior year	(459)	(237)
Balance of Hong Kong enterprise income tax recoverable relating to prior year	(9)	—
PRC enterprise income tax paid	(25,837)	(21,469)
Hong Kong profits tax paid	(12)	(12)

Balance at December 31	14,137	9,355
Add: Tax recoverable	124	468

Tax payable	14,261	9,823

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

12	Dividends

(a)	Dividends attributable to the year:

	2007	2006
	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$0.837 (equivalent to approximately RMB0.816) (2006: HK$0.62 (equivalent to approximately RMB0.64)) per share	16,178	12,612
Special interim dividend declared and paid of HK$0.085 (equivalent to approximately RMB0.083) (2006: HK$0.09 (equivalent to approximately RMB0.09)) per share	1,643	1,831
Ordinary final dividend proposed after the balance sheet date of HK$1.160 (equivalent to approximately RMB1.086) (2006: HK$0.763 (equivalent to approximately RMB0.767)) per share	21,762	15,327
Special final dividend proposed after the balance sheet date of HK$0.016 (equivalent to approximately RMB0.015) (2006: HK$0.069 (equivalent to approximately RMB0.069)) per share	300	1,386

	39,883	31,156

The proposed ordinary and special final dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB0.93638, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 28, 2007. As the ordinary and special final dividends are declared after the balance sheet date, such dividends are not recognized as liabilities as at December 31, 2007.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2007	2006
	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.763 (equivalent to approximately RMB0.767) (2006: HK$0.57 (equivalent to approximately RMB0.59)) per share	14,918	11,719
Special final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.069 (equivalent to approximately RMB0.069) (2006: Nil) per share	1,349	—

	16,267	11,719

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

13	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of 20,005,123,269 shares (2006: 19,892,968,234 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2007	2006
	Number of shares	Number of shares
Issued shares at January 1	19,967,815,140	19,835,160,399
Effect of share options exercised	37,308,129	57,807,835

Weighted average number of shares at December 31	20,005,123,269	19,892,968,234

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB87,062,000,000 (2006: RMB66,026,000,000) and the weighted average number of shares 20,339,428,112 (2006: 20,078,548,959 shares), calculated as follows:

Weighted average number of shares (diluted)

	2007	2006
	Number of shares	Number of shares
Weighted average number of shares at December 31	20,005,123,269	19,892,968,234
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	334,304,843	185,580,725

Weighted average number of shares (diluted) at December 31	20,339,428,112	20,078,548,959

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

14	Property, plant and equipment, net

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
At January 1, 2006	37,486	311,859	14,780	364,125
Acquired on acquisition of a subsidiary	14	2,272	77	2,363
Additions	407	1,508	1,024	2,939
Transferred from construction in progress	6,147	58,530	597	65,274
Disposals	(33)	(1,884)	(158)	(2,075)
Assets written-off	(524)	(19,683)	(1,143)	(21,350)
Exchange differences	(1)	(79)	(2)	(82)

At December 31, 2006	43,496	352,523	15,175	411,194

At January 1, 2007	43,496	352,523	15,175	411,194
Additions	480	2,077	1,234	3,791
Transferred from construction in progress	7,134	95,458	2,731	105,323
Disposals	(6)	(14)	(21)	(41)
Assets written-off	(61)	(17,386)	(995)	(18,442)
Exchange differences	(2)	(161)	(5)	(168)

At December 31, 2007	51,041	432,497	18,119	501,657

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Accumulated Depreciation:
At January 1, 2006	5,459	134,107	8,054	147,620
Additions from acquisition of a subsidiary	3	1,147	67	1,217
Charge for the year	2,298	61,780	496	64,574
Written back on disposals	(6)	(1,801)	(142)	(1,949)
Assets written-off	(457)	(17,120)	(916)	(18,493)
Exchange differences	—	(47)	(2)	(49)

At December 31, 2006	7,297	178,066	7,557	192,920

At January 1, 2007	7,297	178,066	7,557	192,920
Charge for the year	2,232	62,645	2,477	67,354
Written back on disposals	(1)	(12)	(19)	(32)
Assets written-off	(40)	(14,851)	(763)	(15,654)
Exchange differences	(1)	(96)	(4)	(101)

At December 31, 2007	9,487	225,752	9,248	244,487

Net book value:
At December 31, 2007	41,554	206,745	8,871	257,170

At December 31, 2006	36,199	174,457	7,618	218,274

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

14	Property, plant and equipment, net (Continued)

In order to cope with the increasing business demand, the Group commenced full scale investment in soft switching center equipment in 2007, which enables the Group to have better network management, giving rise to the early retirement of the existing switching center equipment, and thus retire the existing switching center equipment (excluding soft switching center equipment) earlier than had previously been anticipated and thereby triggering the change in useful life. The Group changed the estimated useful lives of existing switching center equipment from seven years to five years.

The change in accounting estimate is accounted for prospectively from January 1, 2007. Effect of change in useful lives is estimated to have increased depreciation by approximately RMB6,516,000,000 and RMB5,276,000,000 for year ended December 31, 2007 and for the assets’ revised remaining useful life, respectively. As the effect of such change of depreciable lives represents a timing difference, the change of estimated useful lives does not have any effect on the total depreciation expenses of those assets during their assets’ lives.

The analysis of net book value of buildings is as follows:

	2007	2006
	RMB million	RMB million
Hong Kong
Long-term leases	3	2
Medium-term leases	16	9

	19	11

Mainland China
Long-term leases	3,002	2,723
Medium-term leases	37,302	33,190
Short-term leases	1,231	275

	41,535	36,188

	41,554	36,199

15	Construction in progress

	2007	2006
	RMB million	RMB million
Balance at January 1	52,436	34,201
Acquired on acquisition of a subsidiary	—	9
Additions	100,311	83,500
Transferred to property, plant and equipment	(105,323)	(65,274)
Exchange differences	(4)	—

Balance at December 31	47,420	52,436

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at December 31, 2007.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

16	Goodwill

	2007	2006
	RMB million	RMB million
Cost and carrying amount:
At January 1	36,894	35,300
Addition arising from acquisition of a subsidiary	—	1,594

At December 31	36,894	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of assets, cash generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with IAS/HKAS 14 Segment Reporting.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash generating units) to which the goodwill relates for the five years ending December 31, 2012 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. for the operation in Hong Kong and 1 per cent. for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting with pre-tax interest rates of approximately 11 per cent.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

17	Other intangible assets

	Brand name	Customer base	License and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

At January 1, 2006	—	—	—	—
Acquired on acquisition of a subsidiary	184	516	340	1,040
Additions	—	—	45	45
Exchange differences	—	—	(7)	(7)

At December 31, 2006	184	516	378	1,078

At January 1, 2007	184	516	378	1,078
Additions	—	—	31	31
Exchange differences	—	—	(17)	(17)

At December 31, 2007	184	516	392	1,092

Accumulated amortization:

At January 1, 2006	—	—	—	—
Acquired on acquisition of a subsidiary	—	—	181	181
Amortization for the year	—	170	33	203
Exchange differences	—	—	(6)	(6)

At December 31, 2006	—	170	208	378

At January 1, 2007	—	170	208	378
Amortization for the year	—	173	85	258
Exchange differences	—	—	(13)	(13)

At December 31, 2007	—	343	280	623

Net book value:

At December 31, 2007	184	173	112	469

At December 31, 2006	184	346	170	700

Impairment test for other intangible asset with indefinite useful life

The useful life of the brand name is assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of the market and competitive trends, product life cycles, brand extension opportunities and management’s long-term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group’s detailed planning is used to project cash flows for the subsidiary (cash generating unit) to which the intangible asset relates for the five years ending December 31, 2012 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 11 per cent.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	—	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	100%	—	Mobile telecommunications operator

Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator

Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator

Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator

Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator

Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator

Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator

Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator

Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator

Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator

Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Anhui Co., Ltd. *	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator

Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangxi Co., Ltd. *	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator

Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator

Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator

Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator

Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator

Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator

Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator

Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator

Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator

Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator

Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator

Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator

Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator

Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator

Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Design Institute Co., Ltd.* (“Jingyi Design Institute”)	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd.*	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

18	Principal subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity/ies
			Held by the Company	Held by a subsidiary
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited	PRC	US$3,800,000	—	51%	Network planning and optimizing construction- testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company
China Mobile Peoples Telephone Limited	Hong Kong	HK$356,947,689	—	100%	Provision of mobile telecommunications and related services

*	Companies registered as wholly-foreign owned enterprises in the PRC.

#	Effective interest held by the Group is 66.41%.

19	Interest in associates

	2007	2006
	RMB million	RMB million
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

19	Interest in associates (Continued)

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets are based on latest management accounts which showed net liabilities as at December 31, 2006 and 2007. The Group has made full impairment loss on the cost of investment in the associates in 2006 and 2007.

20	Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2007

	At January 1, 2007	Effect on change of tax rates	Credited/ (charged) to consolidated income statement	Exchange differences	At December 31, 2007
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:
Provision for obsolete inventories	8	(1)	(1)	—	6
Write-off of certain network equipment and related assets	2,770	(284)	(747)	—	1,739
Provision for certain operating expenses	3,165	(307)	(110)	—	2,748
Impairment loss for doubtful accounts	1,170	(99)	(119)	—	952

	7,113	(691)	(977)	—	5,445

Deferred tax liabilities arising from:
Capitalized interest	(80)	8	36	—	(36)
Depreciation allowance in excess of related depreciation	(112)	—	19	7	(86)

	(192)	8	55	7	(122)

Total	6,921	(683)	(922)	7	5,323

Deferred tax assets and liabilities recognized and the movements during 2006

	At January 1, 2006	Acquired on acquisition of a subsidiary	Credited/ (charged) to consolidated income statement	Exchange differences	At December 31, 2006
	RMB million	RMB million	RMB million	RMB million	RMB Million
Deferred tax assets arising from:
Provision for obsolete inventories	9	—	(1)	—	8
Write-off of certain network equipment and related assets	3,965	—	(1,195)	—	2,770
Provision for certain operating expenses	1,680	—	1,485	—	3,165
Impairment loss for doubtful accounts	971	—	199	—	1,170

	6,625	—	488	—	7,113

Deferred tax liabilities arising from:
Capitalized interest	(97)	—	17	—	(80)
Depreciation allowance in excess of related depreciation	—	(80)	(35)	3	(112)

	(97)	(80)	(18)	3	(192)

Total	6,528	(80)	470	3	6,921

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

20	Deferred tax assets and liabilities (Continued)

	2007	2006
	RMB million	RMB million
Net deferred tax assets recognized in the consolidated balance sheet	5,445	7,113
Net deferred tax liabilities recognized in the consolidated balance sheet	(122)	(192)

Balance at December 31	5,323	6,921

21	Other financial assets

	2007	2006
	RMB million	RMB million
Available-for-sale equity security:
—Unlisted equity security in the PRC	77	77

22	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

23	Accounts receivable, net

(a)	Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	2007	2006
	RMB million	RMB million
Within 30 days	4,986	5,447
31 - 60 days	1,058	911
61 - 90 days	713	581
Over 90 days	228	214

	6,985	7,153

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

23	Accounts receivable, net (Continued)

(b)	Impairment of accounts receivable (Continued)

The following table summarizes the changes in impairment losses for doubtful accounts:

	2007	2006
	RMB million	RMB million
Balance at January 1	3,930	3,465
Acquired on acquisition of a subsidiary	—	26
Impairment loss for doubtful accounts	3,847	3,851
Accounts receivable written off	(3,803)	(3,412)

Balance at December 31	3,974	3,930

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2007	2006
	RMB million	RMB million
Neither past due nor impaired	6,386	6,634
Less than 1 month past due	599	519

	6,985	7,153

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

24	Other receivables, prepayments and other current assets

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

25	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 29), which is expected to be settled within one year.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

26	Cash and cash equivalents

	2007	2006
	RMB million	RMB million
Deposits with banks within three months of maturity	8,359	9,703
Cash at banks and in hand	70,500	61,464

	78,859	71,167

27	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at December 31 is as follows:

	2007	2006
	RMB million	RMB million
Amounts payables in the next:
1 month or on demand	45,119	41,026
2-3 months	6,048	5,629
4-6 months	5,165	4,067
7-9 months	3,091	2,086
10-12 months	4,504	4,432

	63,927	57,240

All of the accounts payable are expected to be settled within one year or are repayable on demand.

28	Deferred revenue

Deferred revenue primarily includes prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipment. Prepaid service fees are recognized as revenue when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment and the amortization is included in income tax expense.

	2007	2006
	RMB million	RMB million
Balance at January 1	22,753	18,299
Additions during the year	154,714	130,477
Recognized in the income statement	(153,102)	(126,023)
Exchange differences	(6)	—

Balance at December 31	24,359	22,753
Less: Current portion	(23,762)	(21,823)

Non-current portion	597	930

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

29	Interest-bearing borrowings

		2007			2006
	Note	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Bonds	(a)	—	9,949	9,949	2,996	9,941	12,937
Deferred consideration payable	(b)	—	23,633	23,633	—	23,633	23,633

		—	33,582	33,582	2,996	33,574	36,570

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(a)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on June 18, 2011 and the interest will be accrued up to June 17, 2011.

(ii)	On October 28, 2002, Guangdong Mobile issued five-year guaranteed bonds (the “Five-year Bonds”) and fifteen-year guaranteed bonds (the “Fifteen-year Bonds”), with a principal amount of RMB3,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5 per cent. per annum and 4.5 per cent. per annum respectively and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on October 28, 2007 and October 28, 2017 and the interest will be accrued up to October 27, 2007 and October 27, 2017 respectively. Bonds amounting to RMB3,000,000,000 were fully redeemed on October 28, 2007.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(b)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2007: 5.408 to 5.418 per cent. per annum; for the year ended December 31, 2006: 2.595 to 5.418 per cent. per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on July 1, 2017 and 2019 respectively.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

30	Accrued expenses and other payables

	2007	2006
	RMB million	RMB million
Receipts-in-advance	29,386	27,147
Other payables	11,020	8,071
Accrued salaries, wages and benefits	2,995	2,643
Accrued expense	7,459	8,269

	50,860	46,130

31	Obligations under finance leases

As at December 31, 2007, the Group had obligations under finance leases repayable as follows:

	The Group
	2007			2006
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total Minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

32	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

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

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

33	Equity settled share-based transactions

Pursuant to a resolution passed at the Annual General Meeting held on June 24, 2002, the share option scheme established on October 8, 1997 (the “Old Scheme”) was terminated and the current share option scheme (the “Current Scheme”) was adopted.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

33	Equity settled share-based transactions (Continued)

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

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before September 1, 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i)	the nominal value of a share; and

(ii)	80 per cent. of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the “SEHK”) on the five trading days immediately preceding the date on which the option was granted.

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

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

33	Equity settled share-based transactions (Continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2007	2006
Options granted to directors

—on April 25, 2000	—	1,000,000	50% two years from the date of grant,	7 years
			50% five years from the date of grant

—on June 22, 2001	—	250	50% two years from the date of grant,	6 years
			50% five years from the date of grant

—on July 3, 2002	300,000	370,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

—on October 28, 2004*	744,175	908,200	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

—on December 21, 2004	475,000	515,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

—on November 8, 2005*	5,685,500	6,465,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant
Options granted to other employees

—on November 26, 1999	—	1,000,000	50% on date of grant,	8 years
			50% three years from the date of grant

—on April 25, 2000	—	4,858,500	50% two years from the date of grant,	7 years
			50% five years from the date of grant

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

33	Equity settled share-based transactions (Continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares (Continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2007	2006

—on June 22, 2001	—	7,542,550	50% two years from the date of grant,	6 years
			50% five years from the date of grant

—on July 3, 2002	57,278,204	71,864,350	50% two years from the date of grant,	10 years
			50% five years from the date of grant

—on October 28, 2004	123,658,660	156,838,619	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

—on November 8, 2005	268,535,750	275,800,490	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	456,677,289	527,163,459

*	The number of shares involved in the options outstanding at the beginning of the year included 164,000 and 780,000 share options granted on October 28, 2004 and November 5, 2005 respectively to Mr Zhang Chenshuang, who resigned as an executive director of the Company on July 9, 2007.

(b)	The number and weighted average exercise prices of share options are as follows:

	2007		2006
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
At January 1	29.66	527,163,459	29.76	662,694,250
Exercised	25.89	(64,090,450)	30.11	(132,654,741)
Cancelled	26.78	(584,970)	32.36	(2,876,050)
Expired	41.33	(5,810,750)	—	—

At December 31	30.04	456,677,289	29.66	527,163,459

Option vested at
December 31	28.93	370,929,489	30.54	200,201,609

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

33	Equity settled share-based transactions (Continued)

(b)	The number and weighted average exercise prices of share options are as follows:

The weighted average share price at the date of exercise for shares options exercised during the year was HK$94.04 (2006: HK$51.16).

The options outstanding at December 31, 2007 had exercise prices ranging from HK$22.75 to HK$34.87 (2006: HK$22.75 to HK$45.04) and a weighted average remaining contractual life of 7.2 years (2006: 7.9 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2006 and 2007.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

34	Capital and reserves

	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2006	2,116	379,240	(294,410)	72	—	53,395	132,411	272,824	283	273,107
Dividends approved in respect of previous year (note 12(b))	—	—	—	—	—	—	(11,719)	(11,719)	—	(11,719)
Dividends declared in respect of the year (note 12(a))	—	—	—	—	—	—	(14,443)	(14,443)	—	(14,443)
Shares issued under share option scheme (note 34(a)(ii))	14	4,567	(488)	—	—	—	—	4,093	—	4,093
Equity settled share-based transactions	—	—	2,264	—	—	—	—	2,264	—	2,264
Profit for the year	—	—	—	—	—	—	66,026	66,026	88	66,114
Transfer to PRC statutory reserves	—	—	—	—	—	13,566	(13,566)	—	—	—
Exchange differences	—	—	—	—	(43)	—	—	(43)	—	(43)

At December 31, 2006	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

At January 1, 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

Dividends approved in respect of previous year (note 12(b))	—	—	—	—	—	—	(16,267)	(16,267)	—	(16,267)
Dividends declared in respect of the year (note 12(a))	—	—	—	—	—	—	(17,821)	(17,821)	—	(17,821)
Shares issued under share option scheme (note 34(a)(ii))	6	1,936	(328)	—	—	—	—	1,614	—	1,614
Equity settled share-based transactions	—	—	806	—	—	—	—	806	—	806
Profit for the year	—	—	—	—	—	—	87,062	87,062	117	87,179
Transfer to PRC statutory reserves	—	—	—	—	—	17,879	(17,879)	—	—	—
Exchange differences	—	—	—	—	(645)	—	—	(645)	—	(645)

At December 31, 2007	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

34	Capital and reserves (Continued)

(a)	Share capital

(i)	Authorized and issued share capital

	2007	2006
	HK$ million	HK$ million
Authorized:
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2007			2006
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ million	RMB million		HK$ million	RMB million
At January 1	19,967,815,140	1,997	2,130	19,835,160,399	1,984	2,116
Shares issued under share option scheme (note 33)	64,090,450	6	6	132,654,741	13	14

At December 31	20,031,905,590	2,003	2,136	19,967,815,140	1,997	2,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2007, options were exercised to subscribe for 64,090,450 (2006: 132,654,741) ordinary shares in the Company at a consideration of HK$1,659,000,000 (equivalent to RMB1,614,000,000) (2006: HK$3,994,000,000 (equivalent to RMB4,093,000,000)) of which HK$6,000,000 (equivalent to RMB6,000,000) (2006: HK$13,000,000 (equivalent to RMB14,000,000)) was credited to share capital and the balance of HK$1,653,000,000 (equivalent to RMB1,608,000,000) (2006: HK$3,981,000,000 (equivalent to RMB4,079,000,000)) was credited to the share premium account. HK$315,000,000 (equivalent to RMB328,000,000) (2006: HK$464,000,000 (equivalent to RMB488,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(b)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve comprises the following:

•

The fair value of the actual or estimated number of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

•

There was RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve in previous years.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

34	Capital and reserves (Continued)

(b)	Nature and purpose of reserves (Continued)

(ii)	PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund and statutory surplus reserve.

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries.

At December 31, 2007, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve were RMB39,794,000,000 (2006: RMB30,836,000,000), RMB45,019,000,000 (2006: RMB36,098,000,000), RMB27,000,000 (2006: RMB27,000,000) respectively.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(c)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders.

The Group actively and regularly reviews and manages its capital structure, applies financial gearings rationally, maintains a prudent debt policy and balances between the cost of capital and the financing risks in order to maintain a reasonable capital structure.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As of December 31, 2007, the Group’s total debt-to-book capitalization ratio has decreased from 10.9 per cent. to 8.7 per cent. which is mainly due to the redemption of bonds of RMB3,000,000,000 on October 28, 2007.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

35	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended December 31, 2006 and December 31, 2007.

	Note		2007	2006
			RMB million	RMB million
Property leasing and management services charges	(i	)	940	804
Telecommunications services charges	(ii	)	2,477	2,359
Interest paid/payable	(iii	)	1,279	946

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of purchase consideration for acquisition of subsidiaries.

(b)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

36	Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 35), the Group, a state-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the consolidated financial statements.

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

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

36 Transactions	with other state-controled entities in the PRC (Continued)

Set out below are the principal transactions with state-controled telecommunications operators and state-controled financial institutions in the PRC:

(a)	Principal transactions with state-controled telecommunications operators in the PRC:

	2007	2006
	RMB million	RMB million
Interconnection revenue	11,201	8,510
Interconnection charges	18,786	16,416
Leased line charges	2,049	1,757

(b)	Principal balances with state-controled telecommunications operators in the PRC:

	2007	2006
	RMB million	RMB million
Accounts receivable and other receivables	629	452
Accounts payable and other payables	1,675	1,846

(c)	Principal transactions with state-controled financial institutions in the PRC:

	2007	2006
	RMB million	RMB million
Interest income	3,910	2,584

(d)	Principal balances with state-controled financial institutions in the PRC:

	2007	2006
	RMB million	RMB million
Deposits with banks	109,685	82,294
Cash and cash equivalents	75,438	68,197

37	Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of those financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controled financial institutions with good reputations.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

37	Financial instruments (Continued)

(a)	Credit risk and concentration risk (Continued)

The accounts receivable of the Group are primarily comprised of amounts receivable from subscribers. Accounts receivable from subscribers are spread among an extensive number of subscribers and the majority of the receivables from subscribers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 23.

(b)	Liquidity risk

According to the Group’s overall capital arrangement, the Group redeemed Five-year Bonds of RMB3,000,000,000 issued by Guangdong Mobile (see notes 29(a)(ii)).

The financial position of the Group maintained at a stable level with low debt asset ratio, high interest coverage ratio, strong cash generating power and sufficient cash reserve.

The Group’s policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The Company strictly monitors the financial activities of its subsidiaries. Unauthorized loans borrowing and guarantee activities are strictly prohibited by the Company in order to effectively monitor the financial risks of the Group.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earlier date the Group would be required to repay:

	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	63,927	63,927	63,927	—	—	—
Bills payable	1,853	1,853	1,853	—	—	—
Accrued expenses and other payables	50,860	50,860	50,860	—	—	—
Interest-bearing borrowings
—Deferred consideration payable	23,633	31,040	971	1,333	1,333	27,403
—Bonds	9,949	13,204	495	1,039	5,585	6,085
Obligations under finance leases	68	71	71	—	—	—
Current taxation	14,261	14,261	14,261	—	—	—

	164,551	175,216	132,438	2,372	6,918	33,488

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

37	Financial instruments (Continued)

(b)	Liquidity risk (Continued)

	2006
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	57,240	57,240	57,240	—	—	—
Bills payable	2,212	2,212	2,212	—	—	—
Accrued expenses and other payables	46,130	46,130	46,130	—	—	—
Interest-bearing borrowings
—Deferred consideration payable	23,633	38,539	1,279	2,558	2,558	32,144
—Bonds	12,937	16,594	3,552	931	5,801	6,310
Obligations under finance leases	68	71	71	—	—	—
Current taxation	9,823	9,823	9,823	—	—	—

	152,043	170,609	120,307	3,489	8,359	38,454

(c)	Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings variable rate and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 29.

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date.

	2007		2006
	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	4.43%	5,000	4.00%	5,000
Deferred consideration for acquisition of subsidiaries in 2002	5.42%	9,976	4.21%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	5.41%	13,657	4.01%	13,657

As of December 31, 2007, if the base interest rate for the Peoples Bank of China increases by 1 per cent., the effective interest rate for bonds would increase by 1 per cent., and the profit for the year and total equity would decrease by RMB37,500,000 (2006: RMB34,000,000).

As of December 31, 2007, if the two-year US dollar LIBOR swap rate interest rate per annum decreased by 1 per cent., the effective interest rate for deferred consideration would decrease by 1 per cent., and the profit for the year and total equity would increase by RMB236,000,000 (2006: RMB236,000,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The assumption of increase of interest rate of Peoples Bank of China and decrease of two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change over the period until the next interest rate re-pricing date.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

37	Financial instruments (Continued)

(c)	Interest rate risk (Continued)

As of December 31, 2007, total cash and bank balances of the Group amounted to RMB188,544,000,000 (2006: RMB153,461,000,000), the interest income for 2007 was RMB4,015,000,000 (2006: RMB2,604,000,000) and the average interest return rate was 2.35 per cent. (2006: 2.00 per cent.). Assuming the total cash and bank balances are stable in the coming year and return rate increases by 1 per cent., the profit for the year and total equity would approximately increase by RMB1,433,000,000 (2006: RMB1,061,000,000).

On the whole, interest rate risk of the Group is expected to be low due to the high volume cash and cash equivalent base and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group had not entered into any interest rate swap contracts.

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 4.3 per cent. (2006: 3.8 per cent.) of the total cash and cash equivalent balance and major business operations of the Group were carried out in RMB, the Group does not expect any appreciation or depreciation of the RMB against foreign currency which might materially affect the Group’s result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

The following financial assets and financial liabilities have their carrying amounts approximately equal to their fair values: accounts receivable, other receivables, prepayments and other current assets, deposits with banks, cash and cash equivalents, accounts payable, bills payable, accrued expenses and other payables and deferred consideration payable due to its nature or short maturity, except as follows:

	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million
Interest-bearing borrowings—bonds	9,949	9,404	12,937	13,218

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

38	Commitments

(a)	Capital commitments

Capital commitments outstanding at December 31, 2007 not provided for in the consolidated financial statements were as follows:

	2007	2006
	RMB million	RMB million
Commitments in respect of land and buildings
—authorized and contracted for	2,642	1,119
—authorized but not contracted for	10,346	6,604

	12,988	7,723

Commitments in respect of telecommunications equipment
—authorized and contracted for	13,424	9,361
—authorized but not contracted for	71,817	51,688

	85,241	61,049

Total commitments
—authorized and contracted for	16,066	10,480
—authorized and contracted for	82,163	58,292

	98,229	68,772

(b)	Operating lease commitments

At December 31, 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
At December 31, 2007:

Within one year	3,099	1,045	665	4,809
After one year but within five years	6,313	1,253	495	8,061
After five years	2,191	350	63	2,604

	11,603	2,648	1,223	15,474

At December 31, 2006:

Within one year	2,584	1,493	567	4,644
After one year but within five years	5,079	1,153	739	6,971
After five years	1,668	254	135	2,057

	9,331	2,900	1,441	13,672

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

39	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary dividend and a special dividend. Further details are disclosed in note 12(a).

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

40	Ultimate holding company

The directors consider the ultimate holding company at December 31, 2007 to be China Mobile Communications Corporation, a company incorporated in the PRC.

41	Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 16, 17 and 37 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

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

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount is estimated.

Notes to the Consolidated Financial Statements—(Continued)

(Expressed in Renminbi unless otherwise indicated)

41	Accounting estimates and judgements (Continued)

Impairment of property, plant and equipment (Continued)

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

42	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2007

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position except for IFRIC/HK(IFRIC)-Int 13, Customer loyalty programmes, which addresses the accounting by companies that grant loyalty award credits (sometimes referred to as ‘points’) to customers who buy goods or services. It requires the award to be accounted for as a separate component of the sale transaction, with the fair value of the award being deferred until the obligation to provide free or discounted goods or services has been redeemed. IFRIC/HK(IFRIC)-Int 13 is effective for annual periods beginning on or after July 1, 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is assessing the impact of this interpretation on the Group’s result of operation and financial position.

In addition, IAS/HKAS 1 (revised), Presentation of financial statements, which is effective for annual periods beginning on or after January 1, 2009, may result in new or amended disclosures in the financial statements.