Form 20-F
period 2008-12-31
CHINA MOBILE LTD /ADR/
filed 2009-06-23
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

As of December 31, 2008, 20,054,379,231 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•

our telecommunications network expansion plans and related capital expenditure plans, including, among others, those relating to construction and operation of third generation mobile telecommunications technology, or 3G, networks;

•	our provision of 3G services, and our ability to attract customers to these services;

•	the planned development of new mobile telecommunications technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in “Item 3. Key Information — Risk Factors” and the following:

•

any changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry, or the MII) or other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, the provision of telephone services in rural areas of the PRC, and spectrum and numbering resources allocation;

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

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including:

•	our ability to obtain sufficient financing on commercially acceptable terms;

•	the adequacy of currently available frequency spectrum or the availability of additional frequency spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on commercially acceptable terms;

•	our ability to successfully provide and expand our 3G services based on the Time Division – Synchronous Code Division Multiple Access, or TD-SCDMA, technology;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

Special Note on Our Financial Information and

Certain Statistical Information Presented in This Annual Report

Our consolidated income statements for the years ended December 31, 2006, 2007 and 2008 and consolidated balance sheets as of December 31, 2007 and 2008 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the three-year period ended December 31, 2008. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the years ended December 31, 2006, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007 and 2008 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated balance sheet data as of December 31, 2006 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated income statements for the years ended December 31, 2006, 2007 and 2008 and consolidated balance sheets as of December 31, 2007 and 2008 have been prepared and presented in accordance with IFRS.

	As of or for the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Income Statement Data:
Operating revenue	295,358	356,959	412,343	60,439
Operating expenses	203,433	232,891	269,728	39,535
Profit from operations	91,925	124,068	142,615	20,904
Profit before taxation(1)	96,176	129,238	149,743	21,948
Taxation(1)	30,062	42,059	36,789	5,392
Profit for the year attributable to equity shareholders	66,026	87,062	112,793	16,533
Basic earnings per share(2)	3.32	4.35	5.63	0.83
Diluted earnings per share(2)	3.29	4.28	5.54	0.81
Basic earnings per ADS(2)	16.60	21.76	28.14	4.12
Diluted earnings per ADS(2)	16.44	21.40	27.70	4.06
Shares utilized in basic calculation (in thousands)	19,892,968	20,005,123	20,043,934	20,043,934
Shares utilized in diluted calculation (in thousands)	20,078,549	20,339,428	20,356,126	20,356,126

	As of or for the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Balance Sheet Data:
Working capital(3)	30,900	52,682	59,597	8,735
Cash and cash equivalents	71,167	78,859	87,426	12,814
Deposits with banks	82,294	109,685	130,833	19,177
Accounts receivable, net	7,153	6,985	6,913	1,013
Property, plant and equipment, net	218,274	257,170	327,783	48,044
Total assets	494,676	563,493	657,697	96,401
Bonds(4)	12,937	9,949	9,920	1,454
Deferred consideration payable(5)	23,633	23,633	23,633	3,464
Total liabilities	175,303	189,254	214,790	31,483
Share capital	2,130	2,136	2,138	313
Shareholders’ equity	319,002	373,751	442,278	64,826
Other Financial Data:
Capital expenditures and land lease prepayments(6)	77,566	99,551	122,814	18,001
Net cash generated from operating activities	149,346	168,612	193,647	28,384
Net cash used in investing activities	(118,841)	(123,039)	(139,026)	(20,378)
Net cash used in financing activities	(23,587)	(37,276)	(45,684)	(6,696)
Dividend declared or proposed	31,156	39,883	48,364	7,089
Dividend declared per share (RMB)	1.566	2.000	2.415	0.35
Dividend declared per share (HK$)	1.542	2.098	2.743	0.35

(1)	Amortization of tax credit on purchase of domestically manufactured telecommunications equipment is included in income tax expense in 2007 and 2008. Accordingly, the amounts in 2006 have been reclassified to conform to current year’s presentation.
(2)	The basic earnings per share and per ADS amounts have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding in 2006, 2007 and 2008. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share.
(3)	Represents current assets minus current liabilities.
(4)	The guaranteed bonds due 2007 with an aggregate principal amount of RMB3,000 million were fully redeemed upon maturity on October 28, 2007.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(6)	Represents payments made for capital expenditures and land lease prepayments during the year.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8225 = US$1.00 and HK$7.7499 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8360 = US$1.00 and HK$7.7500 = US$1.00, respectively, on June 19, 2009. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2008	6.8842	6.8225	December 2008	7.7522	7.7497
January 2009	6.8403	6.8225	January 2009	7.7618	7.7504
February 2009	6.8470	6.8241	February 2009	7.7551	7.7511
March 2009	6.8438	6.8240	March 2009	7.7593	7.7497
April 2009	6.8361	6.8180	April 2009	7.7508	7.7495
May 2009	6.8326	6.8176	May 2009	7.7526	7.7500
June 2009 (up to June 19, 2009)	6.8371	6.8264	June 2009 (up to June 19, 2009)	7.7516	7.7499

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2004, 2005, 2006, 2007 and 2008, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814

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

Risks Relating to Our Business

We may not be able to maintain a high level of growth due to, among other things, the increase in the mobile penetration rate in Mainland China, the effects of the recent restructuring of the telecommunications industry in Mainland China and the changes in the macroeconomic environment arising from the global financial crisis.

We have experienced significant growth over the past few years, measured by the increase in both our subscriber base and our revenue. We cannot assure you, however, that we will be able to maintain a high level of growth in the future. In particular, the mobile penetration rate in Mainland China reached 48.5% as of December 31, 2008, and the mobile telecommunications markets in some of the larger cities of Mainland China have begun showing signs of saturation. Moreover, the effects of the recent restructuring of the telecommunications industry that has significantly changed the competitive landscape in the telecommunications industry in Mainland China have begun to emerge, and have principally resulted in further intensified competition. See “— Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” In addition, changes in the macroeconomic environment arising from the global financial crisis have had an adverse impact on Mainland China as well as its telecommunications industry. All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. As a result, our subscriber base grew at a lower rate in the fourth quarter of 2008 and the first quarter of 2009 than in prior years. We had 19.91 million new subscribers in the first quarter of 2009, representing a 12.7% decrease from the number of new subscribers that we added for the same period in 2008. Our total voice usage volume in the first quarter of 2009 was 661.38 billion minutes, representing only a marginal increase from that in the fourth quarter of 2008. Furthermore, the growth in our operating revenue in the first quarter of 2009 was significantly less than that for the same period in 2008. We have also experienced a continued decline in our average revenue per user per month, or ARPU, over the past several years, which declined from RMB90 in 2006 to RMB83 in 2008 and to RMB73 in the first quarter of 2009. As most of our new subscribers are relatively low-end users, such as those from less affluent rural areas, the continued implementation of our growth strategy may result in our experiencing a lower ARPU than what we have experienced historically. Our efforts to achieve growth could be hampered if we are unable to compete effectively with other telecommunications services providers in Mainland China or the macroeconomic environment does not improve. We cannot assure you that we will be successful in our efforts to achieve a high level of subscriber growth or to increase our market share and the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

We compete with other telecommunications services providers in all of the thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. The PRC government encourages orderly competition in the telecommunications industry in Mainland China and has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

We continue to face increasing competition from other telecommunications services providers. In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MIIT, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.” Following the announcement of the policy initiative, China United Telecommunications Corporation, formerly our largest competitor, combined with China Network Communications Group Corporation to form China United Network Communications Group Company Limited, or China Unicom, while China Telecommunications Corporation, or China Telecom, acquired the Code Division Multiple Access, or CDMA, business previously owned and operated by China United Telecommunications Corporation and became a new mobile telecommunications services provider that directly competes with us. Both of these developments resulted in more competitive pressures on us. In addition, under the PRC government’s policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. See “Item 4. Information on the Company — Business Overview — Competition.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Moreover, we cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to replace customers. Furthermore, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

The TD-SCDMA technology that we use for our 3G network is a new third generation mobile technology that has not been proven in commercial use or widely adopted and the TD-SCDMA industry chain is at an early stage of development. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services, which could have a material adverse effect on our financial condition and results of operations as well as our revenues and profitability.

We are committed to pursuing our 3G business based on the TD-SCDMA technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology, which has not been proven in commercial use. In particular, the TD-SCDMA technology may not perform as expected, and we may not be able to effectively and economically deliver our 3G services based on this technology. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on the TD-SCDMA technology against our competitors, which are delivering their 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA2000, technologies, both of which are perceived to be more mature 3G technologies that have been used widely in western Europe and the United States and that may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be commercially viable or widely adopted, or if this technology does not otherwise perform satisfactorily, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects will suffer and our revenues and profitability could materially decrease.

We have experienced various challenges in the deployment of our 3G services. The TD-SCDMA industry chain, including companies that manufacture, or conduct research and development activities relating to, TD-SCDMA systems, terminals, chipsets and instruments, is still at an early stage of development, with the related technologies and products lacking in sophistication and maturity. For example, there are currently a limited number of companies that manufacture handsets based on the TD-SCDMA technology. As a result, TD-SCDMA handsets currently available on the market may lack variety and may be comparatively more expensive and technologically less reliable than handsets based on other 3G technologies. We may not be able to successfully overcome our current challenges and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

In addition, we have made substantial investments and incurred significant expenses in the development of our 3G services, including the leasing of network capacity from our parent company, China Mobile Communications Corporation, or CMCC, and the development of our 3G market. We currently plan to expand our 3G services to 238 cities in Mainland China by the end of 2009. In May 2009, a total of 746,000 subscribers used our 3G network services. We expect to continue making significant investments in the construction of our core mobile telecommunications network and related systems and facilities, which will be used for both our 2G and 3G services. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If our 3G services do not gain sufficient popularity among potential subscribers, or if we encounter other challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations as well as our revenues and profitability.

Extensive government regulation may limit our flexibility to respond to changes in market conditions, competition or our cost structure.

The MIIT, which was created in March 2008 to assume, among other things, the functions of the MII, regulates, among other things, the following areas of the telecommunications industry in the PRC under the leadership of the State Council:

•	formulating and enforcing industry policy, standards and regulations;

•	granting telecommunications licenses and permits;

•	formulating interconnection and settlement standards for implementation between telecommunications networks;

•	together with other relevant regulatory authorities, setting tariff and service charge standards for certain telecommunications services;

•	supervising the operations of telecommunications services providers;

•	promoting fair and orderly market competition among operators; and

•	allocating and administering public telecommunications resources, such as radio frequencies, numbering resources, domain names and addresses of telecommunications networks.

Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions, competition or our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur. Future adverse changes in tariff policies and rates could significantly decrease our revenues and materially reduce our profitability.

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on a 3G license granted to CMCC by the MIIT. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in any material adverse respect, our business and operations will be materially and adversely affected.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. In particular, under the restructuring initiatives announced in May 2008, the PRC government encourages the offering of roaming services across different mobile telecommunications networks, and the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. In addition, the PRC government may implement other asymmetrical regulatory measures, such as the one-way mobile number portability policy, which may allow our subscribers to switch to another mobile telecommunications operator while being able to retain their existing mobile numbers. We cannot predict at this point in time the impact, if any, that such offering of roaming services or other measures may have on our business and prospects. The implementation of asymmetrical regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability.

We may be affected by the enactment of a new telecommunications law and the promulgation of new telecommunications regulations.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. It has been reported that, under the legislation agenda of the Eleventh National People’s Congress of the PRC, the draft telecommunications law is to be submitted for review by the Standing Committee of the Eleventh National People’s Congress of the PRC within its term. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what will be its nature and scope. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could have a material adverse effect our business, financial condition and results of operations.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. The MIIT, together with other PRC governmental authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in Mainland China.

While the scope of specific universal services obligations is not yet clear, we believe that these services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications services providers in Mainland China, including CMCC, to participate in a project to provide basic telecommunications services in remote villages in Mainland China.

We cannot predict whether we will be required to provide universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events may materially and adversely affect our financial condition and results of operations, as well as our profitability.

We are controlled by CMCC, which may not always act in our best interest.

As of May 31, 2009, CMCC indirectly owned an aggregate of approximately 74.24% of our outstanding shares. Accordingly, CMCC is, and will be, able to:

•	nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities, including:

•	international services arrangements including, among others, international roaming arrangements, international interconnection arrangements and international transmission lines leasing arrangements;

•	the coordination of the provision of inter-provincial transmission leased lines from the relevant transmission line providers in Mainland China to us; and

•	certain property and network capacity leasing and telecommunications services arrangements.

Furthermore, we operate our 3G business pursuant to arrangements with CMCC, which was granted a license by the PRC government to operate a 3G business based on the TD-SCDMA technology.

The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with our interests. Furthermore, the State-Owned Assets Supervision and Administration Commission, or the SASAC, an agency of the State Council established in 2003, functions as the investor of state-owned assets on behalf of the PRC government and promulgates rules, regulations and policies from time to time that govern, among other things, the supervision, reform and management of state-owned enterprises, including CMCC. Actions taken by the SASAC may indirectly have a material adverse effect on our business, financial condition and results of operations, and may conflict with the interests of our minority shareholders.

The limited frequency spectrum allocated to us may constrain our future network capacity growth.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 44 MHz of spectrum, used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum, to be used for transmission and reception nationwide, respectively, in the 1880 MHz frequency band and the 2010 MHz frequency band. Under the existing agreement between CMCC and us, we have the exclusive rights among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated subscriber growth in the near term. However, we may need additional spectrum to accommodate future subscriber growth or to develop mobile telecommunications services using new wireless telecommunications technologies. Moreover, we, as well as CMCC, may not be able to obtain additional spectrum from the MIIT. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential and future prospects.

We estimate that we will require approximately RMB375.4 billion (approximately US$55.0 billion) for capital expenditures from 2009 through the end of 2011 for a range of projects and other expenditures, including, among others, the construction of our core mobile telecommunications networks and related systems and facilities, the construction of our 2G wireless network and the development of new technologies and new businesses.

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

The cost of implementing new technologies and upgrading our networks or expanding network capacity may also be significant. In order for us to effectively respond to technological changes, we may be required to make substantial capital expenditures in the near future. In particular, we may need to make large capital expenditures and other investments in order to achieve a successful integration of our 2G and 3G networks. In January 2009, we began to provide 3G services based on the TD-SCDMA technology. The timing and magnitude of our 3G-related capital expenditures and other investments continue to involve many uncertainties that are beyond our control. If we are required to make substantial capital expenditures and other investments in order to effectively implement the TD-SCDMA technology, our financial condition, results of operations and liquidity may be materially and adversely affected in one or more given periods.

Financing may not be available to us on commercially acceptable terms or on a timely basis. In particular, disruptions in the credit markets in the wake of the global financial crisis have caused many banks and other lenders to become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values, which may make it more difficult and expensive for us to obtain financing. In addition, any future issuance of equity securities, including securities convertible into or exchangeable for or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be materially and adversely affected. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

Changes in technology may render our current technologies obsolete and thus affect our business and market position.

The telecommunications industry is characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ, including the TD-SCDMA technology, may become obsolete or subject to competition from new technologies in the future, including new Internet-based telecommunications technologies. In addition, the development and application of new technologies involves time, substantial costs and risks. We may encounter unexpected technological difficulties in developing and implementing new technologies, including any next generation mobile technology, and as a result may incur substantial cost or service disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to capitalize on new business opportunities may substantially reduce our growth potential.

We intend to pursue new growth opportunities in the broader telecommunications industry. Our success will depend in large part on our ability to offer services that address the market demand arising from these opportunities. In addition, our ability to deploy and deliver these services depends, in many instances, on new and unproven technologies. In particular, any new wireless telecommunications technologies deployed by us may not perform as expected. We may also not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies. Moreover, we may pursue acquisitions from time to time, and we cannot assure you that we will be successful in pursuing such acquisitions or will otherwise be able to successfully integrate any acquired companies or assets into our existing operations. Any failure to capitalize on new business opportunities may have a material adverse effect on our competitive position, future profitability and growth prospects.

Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers, reduce wireless telecommunications usage or result in litigation.

There continues to be public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants were the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our shares and ADSs.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. We are required to comply with various Hong Kong and U.S. laws, rules and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must issue an auditor’s report on the effectiveness of our internal control over financial reporting.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market prices of our ordinary shares and ADSs to decline significantly. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may conduct a public offering and listing of our shares in Mainland China, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

We may conduct a public offering and listing of our shares in Mainland China. The offering may take the form of an offering of our A shares, which will be a separate class of our ordinary shares denominated in Renminbi and listed on a Mainland China stock exchange. To the extent then permitted under relevant PRC laws, rules and regulations, the offering may also take the form of an offering of Chinese depositary shares, evidenced by Chinese depositary receipts, which will be denominated in Renminbi and listed on a Mainland China stock exchange and represent rights to receive our ordinary shares. We have not set a specific timetable for an offering in the PRC. The precise timing of the offering would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions. If our public offering in Mainland China is completed, we would become subject to the applicable laws, rules and regulations governing public companies listed in Mainland China, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under the current PRC laws, rules and regulations, our ordinary shares listed on the Hong Kong Stock Exchange will not be interchangeable or fungible with any shares we decide to list on a Mainland China stock exchange, and there is no trading or settlement between these two markets. Furthermore, these two markets have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ordinary shares listed on the Hong Kong Stock Exchange may not be the same as the trading prices of any shares we decide to list on a Mainland China stock exchange. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially and adversely affect, the prices of our ordinary shares and ADSs listed in overseas markets.

Changes to our interconnection and leased line arrangements may increase our operating expenses and reduce our profitability.

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

The terms of our interconnection arrangements and leased line arrangements have a material impact on our operating revenue and expenses. In addition, our business and operations may be materially and adversely affected, and our profitability severely reduced, if we are unable to enter into future interconnection and leased line agreements on commercially acceptable terms or on a timely basis.

Risks Relating to the Telecommunications Industry in Mainland China

China’s accession into the World Trade Organization has resulted in a gradual liberalization of, and may continue to lead to a decrease in, restrictions on foreign ownership in the PRC telecommunications industry, which may increase competition in the mobile telecommunications services sector.

On December 11, 2001, China officially joined the World Trade Organization, or the WTO. On January 1, 2002, the Administration of Foreign-Funded Telecommunications Enterprises Provisions was also adopted, thereby implementing China’s commitments to the WTO. Those commitments included the gradual reduction of foreign ownership restrictions in the PRC telecommunications industry and the opening of the telecommunications market in Mainland China to foreign investors. See “Item 4. Information on the Company — Business Overview — World Trade Organization.” Starting from December 11, 2006, foreign investors were permitted to own up to 49% of joint ventures that offer mobile voice and data services without any geographic restrictions. This could lead to increased foreign investment in the telecommunications market in Mainland China, which may in turn increase competition and foreign participation in the mobile telecommunications services sector in Mainland China. Increased competition and foreign participation may have a material adverse effect on our financial condition and results of operations, as well as our business and prospects.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, due in part to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, the success of 3G mobile networks and new technologies, products and services. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Risks Relating to Mainland China

An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. However, the global financial crisis that unfolded in 2008 and has continued during 2009 has led to China’s economic growth slowing substantially. In particular, China’s GDP growth rate in the first quarter of 2009 dropped to 6.1%, the lowest since 1992. China’s GDP growth rate may further decrease in the near future. As China’s economic growth slows down, we have also seen the rate at which our subscriber base grows decrease. For instance, we had 19.91 million new subscribers in the first quarter of 2009, representing a 12.7% decrease from the number of new subscribers that we added for the same period in 2008. Moreover, the growth in our operating revenue in the first quarter of 2009 was significantly less than that for the same period in 2008.

Any further slowdown in the economic growth of China could lead to further reduced business activities, reduced voice traffic, and reduced demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

The Renminbi is not a freely convertible currency, which could limit the ability of our subsidiaries in Mainland China to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to us.

Substantially all of our revenues, operating expenses and capital expenditures are denominated in Renminbi, while a portion of our indebtedness are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange of the PRC is obtained.

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

Substantially all of our revenues, operating expenses and capital expenditures are denominated in Renminbi, while a portion of our indebtedness are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into U.S. dollars and other foreign currencies has been based on the rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Instead, the value of the Renminbi is now pegged against a basket of currencies, determined by the People’s Bank of China, against which it is permitted to fluctuate within a managed band. Currently, the People’s Bank of China allows the daily trading price of the Renminbi against the U.S. dollar in the inter-bank spot foreign exchange market to float within a band of 0.5% around the central parity rate it publishes on a daily basis. The value of the Renminbi may fluctuate significantly against the U.S. dollar in the future, depending on, among other things, the fluctuation of the basket of currencies against which the Renminbi is currently valued. In addition, the Renminbi may in the future be permitted to enter into a full float, which may also result in a significant fluctuation of the Renminbi against the U.S. dollar. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may have a material adverse effect on our financial condition and results of operations.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Since the late 1970s, the PRC government has been promulgating a comprehensive system of laws and regulations governing economic matters in general. Legislation since then has significantly enhanced the protection afforded to foreign investment in Mainland China. Our existing subsidiaries in Mainland China are “wholly foreign-owned enterprises”, which are enterprises incorporated in Mainland China and wholly-owned by Hong Kong, Macau, Taiwan or foreign investors, and subject to the laws and regulations applicable to foreign investment in Mainland China. However, the interpretation and enforcement of some of these laws, regulations and other legal requirements involve uncertainties that could limit the legal protections available to our shareholders. Moreover, China’s entry into the WTO has resulted and may in the future result in the abolition of or substantial amendments to the existing laws, regulations and other legal requirements. See “Item 4. Information on the Company — Business Overview — World Trade Organization.”

Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In early 2008, parts of Mainland China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Our base stations in the affected areas suffered power failures and our network equipment sustained other significant damages due to this severe winter weather. In addition, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of Mainland China in May 2008, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment, including our base stations, in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years and, more recently in 2009, the outbreak of influenza A(H1N1). We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2008, the total population residing in Mainland China was approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of subscribers as of December 31, 2008. As of the same date, our total number of subscribers was approximately 457.3 million, representing approximately 72.4% of all mobile subscribers in Mainland China. As of May 31, 2009, our total number of subscribers reached approximately 488.1 million.

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

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Hong Kong Company Limited, or Hong Kong Mobile), a mobile telecommunications services provider based in Hong Kong, on March 28, 2006 for a total purchase price of approximately HK$3,384 million (US$436 million). As a result, Hong Kong Mobile became our wholly-owned subsidiary.

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

As part of the PRC government’s restructuring of the telecommunications industry, the MII was formed in March 1998 to assume, among others, the responsibilities of the former Ministry of Posts and Telecommunications. One of the principal objectives of the restructuring was to separate the government’s regulatory function from its business management functions in respect of state-owned enterprises. In the first half of 2000, the PRC government substantially completed the industry restructuring. As a result, the MII ceased to have an indirect controlling interest in us, and no longer exercised control over telecommunications operations, but continued in its capacity as industry regulator providing industry policy guidance as well as exercising regulatory authority over all telecommunications services providers in Mainland China.

As part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. As part of this separation, CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide, which obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. The remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC in May 2000. As a result, CMCC became the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the PRC government’s interest in us. As of May 31, 2009, CMCC indirectly owned approximately 74.24% of all our outstanding shares, including shares represented by ADSs.

As a state-owned company, the former China Telecommunications Corporation owned and operated fixed-line telephone and data telecommunications networks. In November 2001, the State Council formally approved the restructuring of the former China Telecommunications Corporation, China Netcom Corporation Limited and Jitong Network Communications Company Limited. Under the restructuring plan, China Netcom was formed in May 2002, which consisted of ten regional telecommunications companies that were originally owned by the former China Telecommunications Corporation in Beijing, Tianjin, seven provinces and one autonomous region, China Netcom Corporation Limited and Jitong Network Communications Company Limited. China Telecom retained the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining provinces, autonomous regions and directly-administered municipalities.

In March 2008, the MIIT was created to assume, among other things, the functions of the MII and became the industry regulator providing industry policy guidance and exercising regulatory authority over all telecommunications services providers in Mainland China, including, among others, formulating and enforcing industry policy, standards and regulations, granting telecommunications licenses and permits, formulating interconnection and settlement standards for implementation between telecommunications networks, formulating tariff and service charge standards for certain telecommunications services together with other relevant regulatory authorities, supervising the operations of telecommunications services providers, promoting fair and orderly market competition among operators, and allocating and administering public telecommunications resources.

On May 24, 2008, the MIIT, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China. According to the joint announcement, the principal objectives of such further reform include, among others: (i) supporting the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and subscriber base) then owned by China United Telecommunications Corporation; (b) the merger between China United Telecommunications Corporation and China Netcom; (c) the transfer of the basic telecommunications services business then operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong Telecommunications Corporation, or China Tietong, into CMCC. The joint announcement required that detailed implementation plans relating to these restructuring transactions be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable PRC government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets.

Following the joint announcement, China Telecom acquired the CDMA network (including both assets and subscriber base) formerly owned by China United Telecommunications Corporation in July 2008, and China United Telecommunications Corporation and China Netcom completed their merger to form China Unicom in January 2009. China Tietong became a wholly-owned subsidiary of CMCC on July 31, 2008. On January 7, 2009, the MIIT issued a CDMA 2000 3G license to China Telecom, a WCDMA 3G license to China Unicom and a TD-SCDMA 3G license to CMCC, our parent company.

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in Mainland China, other than China Tietong and us, currently also include China Telecom and China Unicom. China Telecom and China Unicom currently operate both mobile and fixed-line telecommunications services. We currently operate only mobile telecommunications services, while China Tietong currently operates fixed-line telecommunications services.

Organizational Structure

As of May 31, 2009, CMCC, a company incorporated in China, owned 74.24% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of May 31, 2009, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, China Mobile Group Jiangsu Co., Ltd., or Jiangsu Mobile, China Mobile Group Fujian Co., Ltd., or Fujian Mobile, China Mobile Group Henan Co., Ltd., or Henan Mobile, China Mobile Group Hainan Co., Ltd., or Hainan Mobile, China Mobile Group Beijing Co., Ltd., or Beijing Mobile, China Mobile Group Shanghai Co., Ltd., or Shanghai Mobile, China Mobile Group Tianjin Co., Ltd., or Tianjin Mobile, China Mobile Group Hebei Co., Ltd., or Hebei Mobile, China Mobile Group Liaoning Co., Ltd., or Liaoning Mobile, China Mobile Group Shandong Co., Ltd., or Shandong Mobile, China Mobile Group Guangxi Co., Ltd., or Guangxi Mobile, China Mobile Group Anhui Co., Ltd., or Anhui Mobile, China Mobile Group Jiangxi Co., Ltd., or Jiangxi Mobile, China Mobile Group Chongqing Co., Ltd., or Chongqing Mobile, China Mobile Group Sichuan Co., Ltd., or Sichuan Mobile, China Mobile Group Hubei Co., Ltd., or Hubei Mobile, China Mobile Group Hunan Co., Ltd., or Hunan Mobile, China Mobile Group Shaanxi Co., Ltd., or Shaanxi Mobile, China Mobile Group Shanxi Co., Ltd., or Shanxi Mobile, China Mobile Group Neimenggu Co., Ltd., or Neimenggu Mobile, China Mobile Group Jilin Co., Ltd., or Jilin Mobile, China Mobile Group Heilongjiang Co., Ltd., or Heilongjiang Mobile, China Mobile Group Guizhou Co., Ltd., or Guizhou Mobile, China Mobile Group Yunnan Co., Ltd., or Yunnan Mobile, China Mobile Group Xizang Co., Ltd., or Xizang Mobile, China Mobile Group Gansu Co., Ltd., or Gansu Mobile, China Mobile Group Qinghai Co., Ltd., or Qinghai Mobile, China Mobile Group Ningxia Co., Ltd , or Ningxia Mobile, China Mobile Group Xinjiang Co., Ltd., or Xinjiang Mobile, China Mobile Group Design Institute Co., Ltd., or Jingyi, China Mobile Communication Company Limited, or CMC, and Hong Kong Mobile through intermediate holding companies, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. As of May 31, 2009, we owned 33.33% equity interests in JIL B.V., or JIL, a private limited liability company incorporated in the Netherlands.

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

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. GSM is a pan-European mobile telecommunications system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong.

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on a core mobile telecommunications network that is shared by both our 2G and 3G businesses and TD-SCDMA wireless network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. CMCC’s TD-SCDMA wireless network is expected to cover 238 cities by the end of 2009.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to further consolidate our market leading position in the mobile telecommunications market by innovatively developing new customers and new voice usage and value-added business opportunities as well as further expanding our efforts in exploring the rural and corporate customer markets. We intend to continue enhancing our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services, and strengthening our ability to innovate in terms of services, businesses, technologies and management, so as to further develop our multi-media communications services and become the leader in providing mobile information. Moreover, we will continue to expand both the geographic coverage and the service offerings of our 3G services and closely monitor future developments in the new generation of mobile telecommunications networks and technologies, including the long-term evolution, or LTE, technology, which is a mainstream standard for the evolution of existing 3G technologies.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	continue to develop new customers, particularly new corporate customers;

•	further expand our market share in rural areas;

•	develop new voice usage opportunities;

•	expand our efforts in developing value-added business;

•	enhance our competitive advantages in terms of scale of operations and networks;

•	refine and optimize our telecommunications and information technology supporting networks;

•	enhance our brand and improve our customer services;

•	strengthen our sales and marketing channels;

•	continue to emphasize innovation in terms of services, businesses, technologies and management;

•	promote the integration of our 2G and 3G networks and a smooth transition for customers upgrading from our 2G services to 3G services;

•	leverage our existing competitive advantages to promote our 3G services;

•

capitalize on the policies of the PRC government that seek to promote the development of the TD-SCDMA industry and participate in the development of the TD-SCDMA industry chain and improvement of the TD-SCDMA technology; and

•	promote the synchronized development and convergence of TD-LTE and FDD-LTE, the two models of the LTE technology.

Subscribers and Usage

Our subscriber base has grown substantially from approximately 369.3 million at the end of 2007 to approximately 457.3 million at the end of 2008. As of December 31, 2008, we had a market share of approximately 72.4% in Mainland China. As of May 31, 2009, our total number of subscribers reached approximately 488.1 million. In May 2009, a total of 746,000 subscribers used our 3G network services. Our subscriber growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in the central and western regions as well as small and medium-sized cities and rural areas;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives; and

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services.

We also continued to experience growth in our corporate customer base in 2008. As of December 31, 2008, the total number of our corporate accounts reached 2.33 million, with the number of individual subscribers served under corporate accounts reaching 128.7 million, representing 28.1% of our total subscriber base.

Nearly half of our subscriber growth in 2008 came from rural areas. The PRC government has included mobile phones in its nationwide program to supply subsidized household electronics to rural areas, under which program handsets will be offered to rural customers at discounted prices. We expect this program to help stimulate the consumption of mobile telecommunications services in the rural areas of Mainland China and help us grow our subscriber base in those areas.

However, our subscriber base grew at a lower rate in the fourth quarter of 2008 and the first quarter of 2009 than in prior years. For instance, we had 19.91 million new subscribers in the first quarter of 2009, representing a 12.7% decrease from the number of new subscribers that we added for the same period in 2008. With the mobile telecommunications markets in some of the larger cities of Mainland China becoming saturated, competition among mobile telecommunications operators intensifying and the global financial crisis continuing to impact the macroeconomic environment, our subscriber base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage volume reached 2,441.3 billion minutes in 2008, representing an increase of approximately 34.2% from 2007. As of December 31, 2008, the number of our value-added business users reached 419.8 million, which was an increase of approximately 20.1% compared to December 31, 2007. Furthermore, our SMS usage volume reached 607.1 billion messages in 2008, representing an increase of approximately 20.8% from 2007.

The following table sets forth selected historical information about our subscriber base and subscriber usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2006	2007	2008
Subscriber Base (in millions)(1)	301.2	369.3	457.3

Total Voice Usage Volume (in billions of minutes)(1)	1,252.1	1,818.9	2,441.3

Average Minutes of Usage Per User Per Month (minutes)(1)(2)	381	455	492

Average Revenue Per User Per Month (RMB)(1)(3)	90	89	83

Average Monthly Churn Rate (%)(1)(4)	2.73	2.64	2.71

(1)	The historical information about our subscriber base and subscriber usage includes that of Hong Kong Mobile.
(2)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of subscribers during the year (calculated as the average of the numbers of subscribers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(3)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of subscribers during the year (calculated in the same manner as in note (2) above) and (B) dividing the result by 12. The operating revenue in 2006, 2007 and 2008 is derived from our consolidated income statements for the years ended December 31, 2006, 2007 and 2008, respectively.
(4)	Measures the monthly rate of subscriber disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of subscribers during the year (calculated in the same manner as in note (2) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and growth in our subscriber base.

Businesses

Our businesses primarily consist of voice business and value-added business.

Voice Business. Our voice business focuses on enabling our subscribers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our voice business has continued to grow significantly, and total voice usage volume increased approximately 34.2% in 2008 compared to 2007.

Value-Added Business. Our value-added business includes voice value-added services, short message services, or SMS, and non-SMS data business.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and others services.

Our SMS mainly includes subscriber-to-subscriber messages, “Monternet”–based short messages and others.

Our non-SMS data business mainly includes “Color Ring”, wireless application protocol, or WAP, multimedia messaging service, or MMS, Wireless Music, Mobile Paper, “Fetion”, “139 Mailbox”, Mobile Gaming, Mobile Video, Mobile Map and Mobile e-Commerce services.

We believe that value-added business, in particular data business, will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2008, we increased the promotion of our value-added business by providing customers with diversified and personalized services. Revenue from our value-added business increased to RMB113,444 million in 2008, representing an increase of 23.8% from 2007. As a percentage of operating revenue, revenue generated from value-added business increased to 27.5% in 2008 from 25.7% in 2007. As of December 31, 2008, the number of our value-added business users reached 419.8 million, which represented a 20.1% increase compared to 349.6 million users as of December 31, 2007. We continued to maintain a leading position in value-added business in Mainland China during 2008.

We plan to continue developing new applications and functions for SMS to further stimulate the growth of the SMS business. In addition, we seek to continue driving the growth momentum of our more mature data products, such as “Color Ring”, WAP and MMS, and to focus on expanding the subscriber base for our other key data products, such as Wireless Music, Mobile Paper and “Fetion”, with a view to creating new sources of growth in our business. At the same time, we expect to continue developing new products and applications such as “139 Mailbox”, Mobile Gaming, Mobile Video, Mobile Map, and Mobile e-Commerce.

We also plan to continue promoting industry-specific applications of value-added business to corporate customers to further enhance the penetration and utilization of value-added business. During 2008, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy, including government, education, agriculture and finance. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. We also expanded our machine-to-machine business in different areas involving our corporate customers. As of December 31, 2008, the total number of our corporate accounts reached 2.33 million.

SMS. SMS refers to services that employ the existing resources of GSM networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including subscriber-to-subscriber messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our subscribers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 607,129 million messages in 2008 from 502,741 million messages in 2007, and revenue generated from SMS business reached RMB50,384 million in 2008 compared to RMB41,935 million in 2007.

“Color Ring”. Color Ring refers to the service where subscribers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We continued to experience growth in our Color Ring business in 2008. Revenue generated from our Color Ring business reached RMB14,380 million in 2008 compared to RMB11,794 million in 2007.

WAP services. WAP is a technology that allows users to access information instantly via handheld wireless devices such as mobile phones. Subscribers of our WAP services are able to access the Internet via the mini-browsers on their handheld wireless devices. We continued to experience growth in our WAP-based businesses in 2008. Revenue generated from WAP services reached RMB12,991 million in 2008 compared to RMB9,094 million in 2007.

MMS. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Revenue generated from MMS business reached RMB2,878 million in 2008 compared to RMB1,567 million in 2007.

Wireless Music. Wireless Music refers to a service that provides music services to subscribers through mobile telecommunications networks. In 2008, we continued our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to wireless music products based on “Color Ring”, “IVR for Wireless Music” and “Ringtone Download”. We recorded 76 million times of full track music downloads in 2008.

Mobile Paper. Mobile Paper is a business we have developed in cooperation with mainstream media in Mainland China and elsewhere, which provides customers with updated information services (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS, WAP and other types of service. The number of paying subscribers of Mobile Paper reached 41.49 million as of December 31, 2008, as compared to 23.55 million as of December 31, 2007.

“Fetion”. “Fetion” enables mobile subscribers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our “Fetion” business continued to grow significantly in 2008. The number of active subscribers of “Fetion” reached 37.24 million as of December 31, 2008, as compared to 12.81 million as of December 31, 2007.

“139 Mailbox”. “139 Mailbox” provides subscribers with typical Internet based mailbox functions and enables them to send and receive as well as manage their emails using SMS, MMS and WAP. The number of active subscribers of “139 Mailbox” reached 10 million as of December 31, 2008.

We have also strengthened our efforts with respect to new products and applications in our value-added business, such as Mobile Gaming, Mobile Video, Mobile Map and Mobile e-Commerce.

With the integration of our 2G and 3G networks, we have also been able to integrate our 2G and 3G businesses, and all our 2G products and services are also available for subscription, often with enhanced features, on our 3G platform. Our terminals that specifically target potential 3G customers include dual-mode data cards, netbooks and notebook computers equipped with data modules, home Internet access gateways and information terminals. We believe the technological capabilities provided by our 3G platform will enable us to further grow our value-added business.

Tariffs

The tariffs payable by our subscribers include primarily usage charges, monthly fees and service fees for voice value-added services and data services. Usage charges for our subscribers include base usage charges plus, where applicable, an additional component reflecting domestic and international long distance tariffs. When using roaming services, subscribers incur a roaming charge instead of the base usage charges, plus applicable domestic and international long distance charges. We also have flexible long distance tariff plans distinguishing between day time and night time usage, and offer tailored service plans based upon customer requirements as well as our network resources.

Our tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. As a general matter, the actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In addition, base usage charges, monthly fees, maximum domestic roaming charges and maximum domestic and long distance tariffs (other than tariffs for Internet Protocol, or IP, phone calls) are also determined generally by the MIIT in consultation with the National Development and Reform Commission. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which resulted in network operators having more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. In April 2007, officials from the MII and the National Development and Reform Commission had indicated that the caller-party-pays regime would be phased in within approximately two years. As a result, mobile telecommunications operators, including us, have been gradually implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime. We expect decreases in tariffs to generally result in usage volume increases.

In March 2008, the MII reduced the maximum domestic roaming charges that a mobile telecommunications services provider may charge on roaming services. However, we expect that the decrease in roaming charges will drive growth in voice volume usage and that growth in voice volume usage will help partially offset the negative impact from declining roaming charges.

We offer our subscribers a variety of tariff packages that have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often incorporate different complimentary voice value-added services and data services packages.

Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These agreements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges.

Our networks interconnect with the networks of other operators, which enables our subscribers to communicate with the subscribers of those operators and to make and receive local, domestic and international long distance calls. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are standardized from province to province.

Roaming

We provide roaming services to our subscribers, which allow them to access our mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements. As of December 31, 2008, our GSM global roaming services covered 237 countries and regions, while our general packet radio service, or GPRS, global roaming services coverage was extended to 179 countries and regions.

A mobile subscriber using roaming services is charged at our per-minute roaming charge (instead of the base usage charge) for both incoming and outgoing calls, plus applicable long distance charges. In recent years, our international and domestic roaming charges have generally declined, resulting in lower average revenue per minute from roaming services. In March 2008, the PRC regulators further reduced the maximum rate at which a mobile telecommunications services provider may charge on domestic roaming services. We believe that the decrease in roaming charges helped drive growth in voice volume usage and that growth in voice volume usage helped partially offset the negative impact of the decline in roaming charges.

Research and Development

Our research and development efforts, undertaken jointly by our research institute and other relevant departments and business units, primarily focus on:

•	developing advanced business solutions and end-to-end data application solutions suitable for the consumer markets in Mainland China;

•

monitoring technological trends, including advancement in the new generation of mobile telecommunications technologies, which may have an impact on the development of our current business and the implementation of our wireless data strategy; and

•	researching post-TD-SCDMA technologies and promote the synchronized development and convergence of TD-LTE and FDD-LTE technologies, which are two models of LTE.

SOFTBANK Corp., Vodafone International Holdings B.V. and we have formed JIL to promote the development of new mobile technologies, applications and services, particularly the rapidly growing area of mobile Internet services.

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

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to subscribers under different service brands, including billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for pre-paid services and certain wireless data services, and redemption of “GoTone” points. Furthermore, we have enhanced our service capabilities in 2008 through the expansion and optimization of our proprietary sales channels, the expansion of online sales and marketing channels and the integration of the resources relating to sales and marketing channels in the community. The number of our proprietary sales outlets totaled approximately 47,000 as of December 31, 2008, as compared to 42,000 as of December 31, 2007. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As subscribers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different subscriber groups. We mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end subscribers, “Easy own” targets the mass market and the “M-Zone” brand targets the young user group through the integration of voice and data services, in each case supported by a series of tailored service packages.

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2008, we had signed service contracts with approximately 2.33 million corporate customers, and individual customers served under these service contracts with corporate accounts accounted for approximately 28.1% of our total subscribers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

Furthermore, we have developed customized products and service packages in response to the unique consumption characteristics of rural areas, such as the “Easy own Village-only Card”, small denomination top-ups, over-the-air recharging and the Agricultural Information Service, and have developed advertising and distribution channels unique to the rural markets to promote and expand our business in the rural areas. We have also encouraged handset producers to introduce inexpensive handsets with moderate functions to lower the barrier of using mobile phones in the rural areas.

Strategies Relating to 3G Services. Based on the principle of integrated business development, we seek to leverage our existing competitive advantages in branding, tariff, services and sales channels to promote our 3G services. With the integration of the core components of our 2G and 3G networks, we will focus on promoting dual-mode handsets, which will allow our 2G customers to upgrade to our 3G services without changing their SIM cards or mobile telephone numbers or requiring re-registration. In addition, we will enhance our efforts to market the special features of 3G applications to individuals, families, corporations and those in need of industry information products by developing dual-mode data cards, netbooks and notebook computers equipped with data modules, home Internet access gateways and information terminals.

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

In 2008, we continued to optimize our customer service processes to remove service bottlenecks, resulting in sustained improvement in customer services and achieving a steady improvement in customer satisfaction levels. Overall customer satisfaction rate reached 81.31% in 2008.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2008, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding our subscriber base, offering new services and gaining recognition as symbol of youth culture. We enhanced our brand image and the number of customers increased as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2008 including, among others, developing our portfolio of products, increasing services and industry penetration, selectively providing handset subsidies, allocating more resources to the fast-growing new businesses and optimizing management systems and procedures.

Churn Management. We have devised internal monitoring systems to detect subscribers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those subscribers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented subscriber registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require our subscribers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis and, if there are unusual circumstances, additional measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract subscribers are required to be settled on a monthly basis, and a late payment fee is imposed on each subscriber whose account balance is not settled by the monthly due date. If the subscriber’s account remains overdue, the subscriber’s services will be deactivated and such subscriber must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, we have expanded our service offerings that require subscribers to pre-pay for services. As a result, a majority of our existing subscribers pre-pay for our services. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Services Relating to the 2008 Beijing Olympics. We were the sole mobile telecommunications services partner for the 2008 Beijing Olympics, and successfully provided uninterrupted communications support and services during the games. We were able to provide mobile telecommunications transmissions on a real time basis for the release of information relating to the 2008 Beijing Olympics via SMS, “Color Ring” and MMS. In addition, we were able to provide quality services to international roaming customers during the Olympics by cooperating with foreign mobile operators to provide diversified services to their customers roaming to Mainland China. Success in serving the Olympics helped improve our business and service offerings and enhance our brand value.

Corporate Social Responsibility. We are committed to fulfilling our responsibility to the community. We have focused on energy conservation and environmental protection by implementing a “Green Action Plan” in many aspects of our operations. We have also strived to build an “informatized” society, help eliminate the perceived digital divide, care for the underprivileged and proactively support public welfare initiatives. When natural disasters such as severe snow storms and earthquakes hit Mainland China in 2008, we reacted with timely and effective telecommunications support and services and relief efforts. In 2008, we became the first and only company from Mainland China to be listed on the Dow Jones Sustainability Indexes, a recognition of our corporate social responsibility performance. We have started issuing Corporate Social Responsibility Reports since 2007.

Information Systems

Our information systems primarily consist of a network management system, a business operation support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business operation support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and human resources. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications.

Trademark

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

Mobile Telecommunications Networks

Prior to January 7, 2009, we offered mobile telecommunications services using the GSM standard. Each of our GSM networks consists of:

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

Starting from January 7, 2009, in addition to offering mobile telecommunications services using the GSM standard, or the 2G standard, we also offer mobile telecommunications services using the TD-SCDMA standard, or the 3G standard. Our 3G business shares a core mobile telecommunications network with our 2G business. Over the past several years, we have performed a number of technological improvements and upgrading to our core mobile telecommunications network, which has evolved into an integrated network that is capable of supporting transmissions using both the 2G standard and the 3G standard. Our core mobile telecommunications network is capable of IP-based soft switching, which makes it possible to evolve into a network that supports the next generation technology. Other key network components for our 3G business include Node Bs, which contain radio transmitters and receivers that communicate directly with mobile terminals, and radio network controllers, which carry out radio resources management and are responsible for controlling the Node Bs that are connected to them.

Network Capacity Expansion and Optimization Plans. Our subscribers currently use our 2G services, our 3G services, or both. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G and 3G services, and expanding the coverage and capacity of our integrated network. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 44 MHz of spectrum, to be used for transmission and reception nationwide, respectively, in the 900 MHz frequency band and the 1800 MHz frequency band to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum, to be used for transmission and reception nationwide, respectively, in the 1880 MHz frequency band and the 2010 MHz frequency band. Under the existing agreement between CMCC and us, we have the exclusive right among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried.

Leased Lines. Transmission lines constructed by us reached a sizeable scale through the continuous optimization of our network structure in recent years. In addition to our own transmission lines, we also lease intra-provincial and local transmission lines from other operators and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated. For the inter-provincial transmission lines we leased through CMCC from other providers, CMCC collects leasing fees from us and pays fees to the relevant transmission line providers.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2008, we had approximately 390,000 base stations. We anticipate that we will need a significant number of new base stations in connection with the expansion of our mobile telecommunications networks. We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

In connection with the 3G wireless network capacity that we lease from CMCC, CMCC currently plans to construct 160,000 base stations providing 3G network coverage to all prefecture-level cities in Mainland China by the end of 2011.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2008, we purchased our networks equipment primarily from Huawei Technologies, Ericsson, Nokia, Alcatel-Lucent and Motorola.

Strategic Alliance with Vodafone

We have a strategic alliance agreement with Vodafone Group Plc, or Vodafone, which provides for a number of cooperation arrangements between us and Vodafone, including:

•	the exchange and sharing of corporate management, technical and operational expertise and resources;

•	joint research and development;

•	the introduction of global products and services for the mobile community; and

•	the development and implementation of standards and protocols relevant to mobile telecommunications.

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, Dr. J. Brian Clark, Chief Executive in the Asia Pacific Region of Vodafone, served as a Non-Executive Director of our company from August 2003 until March 2005. Sir Julian Michael Horn-Smith, Deputy Chief Executive Officer and Executive Director of Vodafone, served as a Non-Executive Director of our company from March 2005 until June 2006. Mr. Paul Michael Donovan, Vodafone’s Chief Executive Officer for EMAPA of Vodafone, served as a Non-Executive Director of our company from June 2006 until December 2008. Mr. Nicholas Jonathan Read, Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region, joined our board of directors as a Non-Executive Director in March 2009. See “Item 6. Directors, Senior Management and Employees.” As of May 31, 2009, Vodafone held approximately 3.21% of our outstanding shares.

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

Strategic Alliance Agreement with Phoenix and Memorandum of Understanding with News Corporation and STAR Group Limited

On June 8, 2006, we entered into a strategic alliance agreement with Phoenix Satellite Television Holdings Limited, or Phoenix, a leading satellite television operator broadcasting into Mainland China, pursuant to which we and Phoenix will cooperate in, among other areas, the joint development, marketing and delivery of innovative wireless content, products, services and applications. We currently have a number of cooperation initiatives underway with Phoenix.

In addition, we entered into a memorandum of understanding with News Corporation and STAR Group Limited on June 8, 2006 relating to a potential long-term wireless media strategic partnership as well as the exploring of various areas of cooperation, which may include the aggregation, development and marketing of multimedia content and other wireless value-added services, by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world. We are currently working with News Corporation and STAR Group Limited on a number of cooperation initiatives.

Proposed Investment in, and Strategic Cooperation with, Far EasTone

On April 29, 2009, we entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, one of the major mobile telecommunications operators in Taiwan, pursuant to which we would acquire 12% of the enlarged issued share capital of Far EasTone for an aggregate amount of approximately 17,773.6 million New Taiwan dollars (approximately RMB3,701.4 million or US$542.5 million, based on the respective exchange rate of 4.8018 New Taiwan dollars = RMB1.00 or 32.76 New Taiwan dollars = US$1.00 as of December 31, 2008), subject to certain adjustments. Completion of the share subscription is subject to certain conditions, including the obtaining of all necessary regulatory approvals.

Concurrent with the share subscription agreement, we also entered into a strategic cooperation agreement with Far EasTone, which would become effective upon the completion of the share subscription. Pursuant to the strategic cooperation agreement, we and Far EasTone would pursue long-term broad-based cooperation for the purpose of our mutual strategic development in a number of areas, including joint purchases, roaming, data and value-added businesses and network and technology advancement. We believe our strategic cooperation with Far EasTone would facilitate the expansion of our business in Mainland China, Hong Kong and Taiwan and help us expand the range of our services to individuals that travel between, and businesses that operate in, Mainland China and Taiwan. The strategic cooperation would also enable us to accumulate advanced technological and operational expertise in areas such as 3G and next generation technology.

Competition

We compete with other telecommunications services providers. We are one of the three licensed mobile telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. We may also face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers, such as handset subsidies and tariff packages, to attract customers.

In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MIIT, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, may benefit from, among other things, broader subscriber bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities. These factors have intensified, and could further intensify, competition. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. Our competitors may also benefit from any asymmetrical regulatory measures that may be adopted by the PRC government from time to time. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

Nonetheless, given the subscriber growth potential in the central and western regions of Mainland China, as well as in the small and medium-sized cities and rural areas, we believe there is substantial growth potential for our mobile telecommunications business. In particular, we believe that the industry restructuring that commenced in 2008 will help optimize the allocation of telecommunications resources and help create a fair, orderly, transparent and healthy telecommunications market. Despite existing and future competition, we believe the following factors have contributed to our subscriber quality compared to that of our existing competitors and we seek to continue developing our competitive advantages on the basis of these factors:

•	our economies of scale;

•	our high-quality mobile telecommunications networks;

•	our advanced and flexible support systems;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of value-added business;

•	our experienced management team and seasoned employees;

•	our strong capabilities of execution and innovation; and

•	our financial resources.

World Trade Organization

The People’s Republic of China officially joined the WTO on December 11, 2001. Under the Protocol on the Accession of the People’s Republic of China, dated as of November 11, 2001, China agreed to gradually open various segments and regions of its telecommunications market to foreign investment. Pursuant to this accession protocol, both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services have been gradually expanded over a period of six years. Under the accession protocol, the telecommunications market is divided into fixed-line services, mobile voice and data services, paging services and value-added services. Value-added services include electronic mail, voice mail and online information and database retrieval. By December 11, 2004, foreign investors were permitted to own up to 49% of joint ventures that offer mobile voice and data services in 17 cities in Mainland China. By December 11, 2006, such joint ventures were permitted to offer mobile voice and data services in Mainland China without any geographic restrictions.

The table below summarizes the foreign ownership restrictions for telecommunications joint ventures in Mainland China as well as applicable geographic restrictions:

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

Source: the official website of the MIIT.

(1)	The initial three cities are Beijing, Shanghai and Guangzhou.
(2)	The 17 cities include Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shanghai, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan.

Regulation

The mobile telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities including the National Development and Reform Commission and the Ministry of Commerce, which consolidated the functions of the former Ministry of Foreign Trade and Economic Cooperation, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The MIIT, under the leadership of the State Council, is responsible for, among other things:

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

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. It has been reported that, under the legislation agenda of the Eleventh National People’s Congress of the PRC, the draft telecommunications law is to be submitted for review by the Standing Committee of the Eleventh National People’s Congress of the PRC within its term. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and value-added service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in Mainland China must apply for specific permits from the MIIT in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. In addition to us, China Telecom and China Unicom are currently also authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China.

On December 11, 2001, China officially joined the WTO. To implement China’s commitments under the WTO, the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises became effective on January 1, 2002, permitting foreign investment in joint ventures that provide telecommunications services in Mainland China. However, these investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, as amended in September 2008, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services (including radio paging services).

Spectrum Usage. In coordination with the relevant provincial authorities, the MIIT regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the MIIT, transferred by the entity to any other third party. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC has entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz frequency for the 900 MHz frequency band and RMB15 million per MHz frequency for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that upward and downward frequencies are separately charged. The relevant regulatory authorities in China may review these fee arrangements in the future.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and subscriber numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In January 2003, the MII issued Measures on Administration of Telecommunications Network Numbering Resources. In accordance with these measures, the telecommunications network numbering resources are owned by the state, and a user of numbering resources is required to pay a usage fee to the state starting March 1, 2003. The measures also provide for procedures for application for the use, upgrade and adjustment of numbering resources by telecommunications operators. In December 2004, the MII, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. Our tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. As a general matter, the actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In addition, base usage charges, monthly fees, maximum domestic roaming charges and maximum domestic and long distance tariffs (other than tariffs for IP phone calls) are also determined generally by the MIIT in consultation with the National Development and Reform Commission. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which resulted in network operators having more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. In April 2007, officials from the MII and the National Development and Reform Commission had indicated that the caller-party-pays regime would be phased in within approximately two years. As a result, mobile telecommunications operators, including us, have been gradually implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime.

In March 2008, the MII reduced the maximum domestic roaming charges that a mobile telecommunications services provider may charge on roaming services. Our international roaming charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

Interconnection Arrangements and Lease Line Arrangements. Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement and file such agreement with the MIIT. In addition, major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. These telecommunications services providers must also establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the MIIT for approval. The termination of any interconnection arrangements will require prior approval by the MIIT.

The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the MIIT. See “— Technical Standards” below. The MIIT also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks.

Technical Standards. Certain regulatory authorities in Mainland China, including the MIIT, set technical standards and control the type and quality of mobile telecommunications equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

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

Sharing of Telecommunications Infrastructure. In September 2008, the MIIT and the SASAC jointly issued a Notice on Promoting Joint Construction and Sharing of Telecommunications Infrastructure, which stipulates that the telecommunications operators in Mainland China must share existing transmission towers and masts and jointly construct future transmission towers and masts. The joint notice also requires the telecommunications operators to share and jointly construct base station facilities and transmission lines to the extent feasible, and prohibits exclusive arrangements in the leasing of third-party sites and premises. CMCC, China Unicom and China Telecom have subsequently entered into an agreement to set out the framework under which they will jointly construct and share relevant telecommunications infrastructure.

Employees

As of December 31, 2006, 2007 and 2008, we had 111,998, 127,959 and 138,368 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2008 are classified in the following table. Approximately 82.3% of our permanent employees have college or graduate degrees.

Management	23,889
Technical and engineering	37,579
Sales and marketing	71,118
Financial and accounting	5,782

Total	138,368

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 267,394 as of December 31, 2008.

Properties, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. For some of our properties under construction, we have not obtained land use right certificates or property title certificates. However, these deficiencies do not affect our use of these properties. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for their present use.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. Our consolidated financial statements included elsewhere in this annual report on Form 20-F reflect, among other things, the results of Hong Kong Mobile from January 5, 2006, the date of its acquisition.

Overview of Our Operations

During 2006, 2007 and 2008, our subscriber base and voice usage volume continued to experience significant growth. Our average net increase in number of subscribers exceeded 7.3 million per month during the period and our total subscriber base reached 457.3 million as of December 31, 2008. Our total voice usage volume increased by 45.3% from 1,252.1 billion minutes in 2006 to 1,818.9 billion minutes in 2007, and by 34.2% to 2,441.3 billion minutes in 2008. As a result, our total operating revenue increased by 20.9% from RMB295,358 million in 2006 to RMB356,959 million in 2007, and by 15.5% to RMB412,343 million (US$60,439 million) in 2008. Our value-added business continued to grow, accounting for 25.7% and 27.5% of our total operating revenue in 2007 and 2008, respectively. Our total operating expenses increased by 14.5% from RMB203,433 million in 2006 to RMB232,891 million in 2007, and by 15.8% to RMB269,728 million (US$39,535 million) in 2008. Our profit attributable to equity shareholders increased by 31.9% from RMB66,026 million in 2006 to RMB87,062 million in 2007, and by 29.6% to RMB112,793 million (US$16,533 million) in 2008.

However, changes in the macro economic environment arising from the global financial crisis have had an adverse impact on Mainland China, as well as on the telecommunications industry of Mainland China. In particular, Mainland China’s GDP growth rate dropped to 9.0% in 2008 and to 6.1% in the first quarter of 2009, with the slowdown in economic growth reflected more markedly in certain regions of the country, such as the coastal cities that historically contributed a significant portion of our operating revenue. Exports from Mainland China also dropped significantly, with a corresponding decrease in production activities by export-oriented enterprises. With the general slowdown of production activities in Mainland China, a large number of migratory workers became unemployed and had to leave the cities and return to their hometown in the rural areas of Mainland China. All of these factors, among others, contributed to a slowdown in the growth in demand for telecommunications services in Mainland China. Furthermore, as the mobile penetration rate in Mainland China reached 48.5% as of December 31, 2008, the mobile telecommunications markets in some of the larger cities of Mainland China began to show signs of saturation. The effects of the recent restructuring of the telecommunications industry, which has drastically changed the competitive landscape for the telecommunications industry in Mainland China, have also begun to emerge. As a result, our subscriber base grew at a lower rate in the fourth quarter of 2008 and the first quarter of 2009 than in prior years. Moreover, we have experienced a general decline in our tariffs in recent years. As a result of all these factors, the growth in our operating revenue in the first quarter of 2009 was significantly less than that for the same period in 2008. Nonetheless, given the overall mobile penetration rate in Mainland China, and particularly the mobile penetration rate in rural areas, we believe that there remains potential for continued growth in our subscriber base.

We have been a mobile telecommunications services provider since our inception in 1997, with our operations initially concentrated in Guangdong and Zhejiang provinces. Between 1998 and 2004, we significantly expanded the geographic coverage of operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China by acquiring various mobile telecommunications operations from CMCC. Furthermore, we acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. These acquisitions have significantly expanded our subscriber base, increased the usage of our services and greatly enlarged the size of our target markets, and have materially increased our operating revenue and expenses as well as materially affected our financial condition and results of operations. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the industry restructuring that took place pursuant to the PRC government’s policy initiative to further reform the telecommunications industry announced in May 2008 has had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China, and competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China and foreign currency exchange rate fluctuations. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects” and “Risk Factors — Risks Relating to Mainland China — Fluctuations in exchange rates could materially and adversely affect our financial results.”

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the domestic roaming arrangements between CMCC and us were terminated and we no longer lease any inter-provincial transmission lines from CMCC. Moreover, we entered into an agreement with CMCC on July 1, 2004 with respect to, among other things, inter-provincial interconnection and roaming, international interconnection and roaming, and inter-provincial and international transmission lines leasing. Pursuant to this agreement, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains its existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays fees to the relevant transmission line providers. Moreover, under this agreement, CMCC: (i) maintains its existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions; and (ii) collects the relevant usage fees and other fees from us or the relevant telecommunications services providers in foreign countries and regions and pays fees to the relevant mobile telecommunications services providers in foreign countries and regions or us, as the case may be. In addition, under this agreement, with respect to the inter-provincial interconnection with the relevant telecommunications services providers in Mainland China, CMCC maintains its existing inter-provincial interconnection arrangements with the relevant telecommunications services providers in Mainland China, and collects the relevant usage fees and other fees from us and pays fees to the relevant telecommunications services providers in Mainland China.

Tariff Adjustments

The PRC government has introduced a wide range of tariff adjustments since 2001, which include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), from one minute to six seconds, the general reduction in domestic and international long distance call rates, the elimination of various surcharges and connection fees charged to new subscribers and a general reduction in leased line tariffs. Moreover, we are allowed to offer our subscribers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer. The tariff packages often include complimentary voice value-added services and data services packages.

In addition, mobile telecommunications operators in Mainland China have been gradually implementing a caller-party-pays regime. Moreover, our international and domestic roaming charges have generally declined in recent years. In March 2008, the PRC regulators further reduced the price ceiling on domestic roaming services. However, we expect that decreases in tariffs will drive growth in voice volume usage and that growth in voice volume usage will help partially offset the negative impact from declining tariffs.

Our average revenue per minute has generally decreased in recent years as tariffs have also generally decreased. However, the growth in voice usage volume that has resulted from the general decline in tariffs has helped partially offset the adverse effect of tariff decreases on our revenue.

Our ARPU Has Declined and May Further Decline in the Future

Our ARPU decreased from RMB90 in 2006 to RMB83 in 2008 and to RMB73 in the first quarter of 2009, primarily due to the fact that nearly half of our new subscribers are from less affluent rural areas and most of them are relatively low-end users. This decline was also due to the gradual implementation of the tariff adjustments. As we continue our “lower ARPU, lower MOU, lower cost” strategy in the rural areas, and with the continued implementation of the tariff adjustments, we expect that our ARPU will further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2006, 2007 and 2008. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions and fair value of share options granted. Actual results may differ from those estimates under different assumptions or conditions.

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

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually. The useful lives and residual values of each class of our telecommunications assets are reviewed periodically and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. We determine the useful life of our telecommunications assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 1(h) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. In 2006, taking into consideration the evolution of wireless mobile technologies, we revised the estimated useful life of our second generation mobile telecommunications technology, or 2G, wireless network equipment from seven years to five years, which was estimated to increase our depreciation expense by approximately RMB11,451 million in 2006. In 2007, in order to cope with our increasing business demand, we commenced a full scale investment in soft switching center equipment that enables us to carry out more efficient network management, which triggered a change in useful lives of relevant equipment. As a result, we revised the estimated useful lives of our switching center equipment (excluding soft switching center equipment) from seven years to five years in 2007, which was estimated to increase our depreciation expense by approximately RMB6,516 million in 2007. We did not revise the estimated useful lives of our property, plant and equipment in 2008.

Amortization of Other Intangible Assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. We review the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimated period over which future economic benefits will be received by us and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. We did not revise the estimated useful lives of other intangible assets in 2006, 2007 or 2008. Our policies regarding accounting for these assets are set forth in note 1(f) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charges or reversal of impairment in future periods. There was no change in these estimates in 2006, 2007 or 2008.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Results of Operations

The following table sets forth selected consolidated income statement data for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in millions of RMB)
Operating revenue:
Usage fees	189,710	226,488	260,889
Monthly fees	21,629	20,856	18,096
Value-added services fees	69,309	91,609	113,444
Other operating revenue	14,710	18,006	19,914

Total operating revenue	295,358	356,959	412,343

Operating expenses:
Leased lines	2,451	2,330	2,641
Interconnection	18,783	21,500	22,264
Depreciation	64,574	67,354	71,509
Personnel	16,853	18,277	19,960
Other operating expenses	100,772	123,430	153,354

Total operating expenses	203,433	232,891	269,728

Profit from operations	91,925	124,068	142,615
Other net income	2,872	2,323	2,159
Non-operating net income	285	657	517
Interest income	2,604	4,015	6,002
Finance costs	(1,510)	(1,825)	(1,550)

Profit before taxation	96,176	129,238	149,743
Taxation	(30,062)	(42,059)	(36,789)

Profit for the year	66,114	87,179	112,954

Attributable to:
Equity shareholders	66,026	87,062	112,793
Minority interests	88	117	161

Profit for the year	66,114	87,179	112,954

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

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

Operating revenue increased 15.5% from RMB356,959 million in 2007 to RMB412,343 million (US$60,439 million) in 2008. This increase was primarily due to the continued expansion in our subscriber base, notably in rural areas in Mainland China, and the continued growth in voice usage volume and value-added businesses. Our total number of subscribers was approximately 457.3 million as of December 31, 2008, compared to approximately 369.3 million as of December 31, 2007.

Revenue from usage fees increased 15.2% from RMB226,488 million in 2007 to RMB260,889 million (US$38,240 million) in 2008. This increase principally resulted from the continued economic growth in the PRC, the continued expansion in our subscriber base and the further increase in our voice usage volume during 2008. Although our average revenue per minute reflected a downward trend from RMB0.196 in 2007 to RMB0.169 in 2008, this decline was partially offset by higher growth in our voice usage volume in 2008. With the gradual phase-in of the caller-party-pays regime, further declines in domestic roaming charges and the general trend of declining tariffs, our average revenue per minute may continue to decline in future periods, but we currently expect that growth in our voice usage volume will help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, usage fees slightly decreased from 63.5% in 2007 to 63.3% in 2008.

Revenue from monthly fees decreased 13.2% from RMB20,856 million in 2007 to RMB18,096 million (US$2,652 million) in 2008. This decrease was mainly due to the fact that most of our current service packages do not have a monthly fee component. As a percentage of operating revenue, monthly fees decreased from 5.8% in 2007 to 4.4% in 2008.

Set forth below is a table summarizing the results of our value-added services for the periods indicated.

	Year Ended December 31,
	2007	2008
	(in millions of RMB)
Voice value-added business	19,418	21,766
SMS business	41,935	50,384
Non-SMS data business	30,256	41,294

Revenue from value-added services	91,609	113,444

Revenue from value-added services as a percentage of operating revenue	25.7%	27.5%

Revenue from value-added services increased 23.8% from RMB91,609 million in 2007 to RMB113,444 million (US$16,628 million) in 2008. This increase was mainly due to our continued efforts in providing customers with diversified and personalized value-added services to meet their preferences and needs. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB50,384 million in 2008, as compared to RMB41,935 million in 2007, representing an increase of 20.1%. In addition, revenue generated from Color Ring and WAP, which are part of our non-SMS data business, grew substantially by 21.9% and 42.9% to RMB14,380 million and RMB12,991 million, respectively in 2008, as compared to the previous year. The expansion of our subscriber base was an additional growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 25.7% in 2007 to 27.5% in 2008. We expect our value-added business to continue to grow, in particular SMS and non-SMS data business, over the next several years.

Other operating revenue increased 10.6% from RMB18,006 million in 2007 to RMB19,914 million (US$2,919 million) in 2008. This increase principally resulted from an increase in interconnection revenue as a result of the continued expansion in our subscriber base and an incremental increase in voice usage. As a percentage of operating revenue, other operating revenue decreased from 5.0% in 2007 to 4.8% in 2008.

Our ARPU decreased from RMB89 in 2007 to RMB83 in 2008, primarily due to the fact that nearly half of our new subscribers are from less affluent rural areas and most of them are relatively low-end users of mobile telecommunications services.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, operating lease charges, maintenance expenses, impairment loss for doubtful accounts, disposal and write-off of property, plant and equipment that have been demolished and disconnected from our existing network, spectrum charges and numbering resources fees, labor service expenses, amortization of other intangible assets and other miscellaneous expenses.

Operating expenses increased 15.8% from RMB232,891 million in 2007 to RMB269,728 million (US$39,535 million) in 2008. This increase, notably in other operating expenses, particularly in selling and promotion expenses and maintenance expenses, was generally in line with the continued growth in our subscriber base and our ongoing efforts to deliver better quality services.

Total leased line payments increased 13.3% from RMB2,330 million in 2007 to RMB2,641 million (US$387 million) in 2008. This increase was largely a result of an increase in leased lines for Internet use. As a percentage of operating expenses, total leased line payments remained stable at 1.0% in 2007 and 2008.

Interconnection expenses increased 3.6% from RMB21,500 million in 2007 to RMB22,264 million (US$3,263 million) in 2008. This increase was mainly due to the continued increase in our subscriber base and voice usage volume. Interconnection expenses as a percentage of operating expenses decreased from 9.2% in 2007 to 8.3% in 2008.

Depreciation expense increased 6.2% from RMB67,354 million in 2007 to RMB71,509 million (US$10,481 million) in 2008. This increase was mainly due to the increase in capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new business. As a percentage of operating expenses, depreciation expense decreased from 28.9% in 2007 to 26.5% in 2008.

Personnel expenses increased 9.2% from RMB18,277 million in 2007 to RMB19,960 million (US$2,926 million) in 2008. This increase was primarily due to an increase in headcount from 127,959 at the end of 2007 to 138,368 at the end of 2008. As a percentage of operating expenses, personnel expenses slightly decreased from 7.9% in 2007 to 7.4% in 2008.

Other operating expenses increased 24.2% from RMB123,430 million in 2007 to RMB153,354 million (US$22,478 million) in 2008. This increase was primarily due to increased selling and promotion expenses in 2008 as a result of our continued efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our selling and promotion expenses may further increase if industry competition continues to intensify and adversely affects our subscriber growth and customers retention, and increases our customer acquisition and retention costs. The increase in other operating expenses was also due to an increase in maintenance expenses and operating lease charges incurred in 2008, principally as a result of our continued investments in our network equipment and facilities. In addition, other operating expenses included impairment loss for doubtful accounts of RMB4,385 million in 2008 compared to RMB3,872 million in 2007, write-off of property, plant and equipment of RMB3,250 million in 2008 compared to RMB2,788 million in 2007, and labor service expenses for services provided by third parties of RMB10,156 million in 2008 compared to RMB7,535 million in 2007. As a percentage of operating expenses, other operating expenses increased from 53.0% in 2007 to 56.8% in 2008. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 14.9% from RMB124,068 million in 2007 to RMB142,615 million (US$20,904 million) in 2008, but operating margin (profit from operations as a percentage of operating revenue) slightly decreased from 34.8% in 2007 to 34.6% in 2008.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards and handsets. Other net income decreased 7.1% from RMB2,323 million in 2007 to RMB2,159 million (US$316 million) in 2008. This decrease was principally due to the declining selling prices of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income decreased by 21.3% from RMB657 million in 2007 to RMB517 million (US$76 million) in 2008. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased 49.5% from RMB4,015 million in 2007 to RMB6,002 million (US$880 million) in 2008. The higher interest income in 2008 was primarily due to our larger cash balances as a result of the continued improvement in our cash generating capability, which was reflected in the increase of our net cash from operating activities from year to year. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity.”

Finance Costs. Finance costs decreased 15.1% from RMB1,825 million in 2007 to RMB1,550 million (US$227 million) in 2008. This decrease was primarily due to a decrease in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisitions of eight regional mobile telecommunications companies in 2002 and ten regional mobile telecommunications companies and other telecommunications assets in 2004. The average interest rate for deferred consideration payable decreased in July 2008 from 5.41% to 3.28%. In 2008, the average interest rate that we paid on our outstanding borrowings was approximately 4.61%, as compared to 5.19% in 2007.

Profit before Taxation. As a result of the foregoing, profit before tax increased 15.9% from RMB129,238 million in 2007 to RMB149,743 million (US$21,948 million) in 2008.

Taxation. Our income tax expense decreased 12.5% from RMB42,059 million in 2007 to RMB36,789 million (US$5,392 million) in 2008. This decrease was mainly due to a reduction in the statutory enterprise income tax rate from 33% to 25% in accordance with the new PRC Enterprise Income Tax Law, which took effect on January 1, 2008.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 29.6% from RMB87,062 million in 2007 to RMB112,793 million (US$16,533 million) in 2008. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 24.4% in 2007 to 27.4% in 2008. In particular, the growth in our profit attributable to equity shareholders from 2007 to 2008 benefited from the reduction in the statutory enterprise income tax rate in accordance with the new PRC Enterprise Income Tax Law, as well as the increase in depreciation charges in 2007 as a result of our revision in the estimated useful lives of switching center equipment.

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

Operating revenue increased 20.9% from RMB295,358 million in 2006 to RMB356,959 million in 2007. This increase was primarily due to the continued expansion in our subscriber base, notably in rural areas in Mainland China, the continued growth in voice usage volume and the rapid expansion of our value-added business. Our total number of subscribers was approximately 369.3 million as of December 31, 2007, compared to approximately 301.2 million as of December 31, 2006.

Revenue from usage fees increased 19.4% from RMB189,710 million in 2006 to RMB226,488 million in 2007. This increase principally resulted from the continued rapid economic development in the PRC, the continued expansion in our subscriber base and the further increase in our voice usage volume during 2007. Although our average revenue per minute reflected a downward trend from RMB0.236 in 2006 to RMB0.196 in 2007, such decline stimulated a strong growth in our voice usage volume that helped partially offset the adverse effect of the lower average revenue per minute on our overall revenue from usage fees in 2007. As a percentage of operating revenue, usage fees slightly decreased from 64.2% in 2006 to 63.5% in 2007.

Revenue from monthly fees decreased 3.6% from RMB21,629 million in 2006 to RMB20,856 million in 2007. This decrease was mainly due to the impact of service package substitution at point of access for specific bundles of features and services with no charge of monthly fees. As a percentage of operating revenue, monthly fees decreased from 7.3% in 2006 to 5.8% in 2007.

Set forth below is a table summarizing the results of our value-added services for the periods indicated.

	Year Ended December 31,
	2006	2007
	(in millions of RMB)
Voice value-added business	16,421	19,418
SMS business	32,201	41,935
Non-SMS data business	20,687	30,256

Revenue from value-added services	69,309	91,609

Revenue from value-added services as a percentage of operating revenue	23.5%	25.7%

Revenue from value-added services increased 32.2% from RMB69,309 million in 2006 to RMB91,609 million in 2007. This increase was mainly due to our efforts in promoting and developing our value-added services by providing customers with diversified and personalized value-added services. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB41,935 million in 2007, as compared to RMB32,201 million in 2006, representing an increase of 30.2%. At the same time, revenue generated from Color Ring and WAP, which are part of our non-SMS data business, grew substantially by 74.7% and 32.3% to RMB11,794 million and RMB9,094 million, respectively, as compared to the previous year. In addition, the expansion of our subscriber base was another growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 23.5% in 2006 to 25.7% in 2007.

Other operating revenue increased 22.4% from RMB14,710 million in 2006 to RMB18,006 million in 2007. This increase resulted principally from an increase in interconnection revenue as a result of the expansion in our subscriber base and an incremental increase in voice usage. As a percentage of operating revenue, other operating revenue remained stable at 5.0% in 2006 and 2007.

Our ARPU decreased from RMB90 in 2006 to RMB89 in 2007, primarily due to the fact that nearly half of our new subscribers were from less affluent rural areas and most of them were relatively low-end users.

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

Operating expenses increased 14.5% from RMB203,433 million in 2006 to RMB232,891 million in 2007. This increase, notably in sales and marketing expenses and network maintenance expenses, was generally in line with our continued business expansion in order to service our increased subscriber base and to deliver better quality services.

Total leased line payments decreased 4.9% from RMB2,451 million in 2006 to RMB2,330 million in 2007. This decrease was largely a result of the termination of surplus leased lines as we continued to use more self-constructed and jointly constructed transmission lines and also augmented our networks to increase their efficiency. As a percentage of operating expenses, total leased line payments decreased from 1.2% in 2006 to 1.0% in 2007.

Interconnection expenses increased 14.5% from RMB18,783 million in 2006 to RMB21,500 million in 2007. This increase was mainly due to the increase of subscriber base and voice usage volume. Interconnection expenses as a percentage of operating expenses remained relatively stable at 9.2% in 2006 and 2007.

Depreciation expense increased 4.3% from RMB64,574 million in 2006 to RMB67,354 million in 2007. This increase was mainly due to the increase in capital expenditures, which was partially offset by the effect of a reduced basis for calculating depreciation as a result of our substantial disposal and write-off of property, plant and equipment carried out in prior years. The revision in the estimated useful lives of switching center equipment (excluding soft switching center equipment) for 2007 resulted in additional depreciation charges of RMB6,516 million in 2007. As a percentage of operating expenses, depreciation expense decreased from 31.8% in 2006 to 28.9% in 2007.

Personnel expenses increased 8.4% from RMB16,853 million in 2006 to RMB18,277 million in 2007. This increase was primarily due to an increase in headcount from 111,998 at the end of 2006 to 127,959 at the end of 2007, partially offset by a reduction in share-based compensation expenses. As a percentage of operating expenses, personnel expenses slightly decreased from 8.3% in 2006 to 7.9% in 2007.

Other operating expenses increased 22.5% from RMB100,772 million in 2006 to RMB123,430 million in 2007. This increase was primarily due to the increased sales and marketing expenses in 2007 as a result of our efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. The increase in other operating expenses was also due to an increase in network maintenance fee incurred in 2007. The increase in network maintenance fee was primarily due to an increase in the size of our network, as we sought to maintain our competitive advantages in network leadership and network quality. In addition, other operating expenses included labor service expenses of RMB7,535 million for services provided by third parties. As a percentage of operating expenses, other operating expenses increased from 49.5% in 2006 to 53.0% in 2007.

Profit from Operations. As a result of the foregoing, profit from operations increased 35.0% from RMB91,925 million in 2006 to RMB124,068 million in 2007, and operating margin (profit from operations as a percentage of operating revenue) increased from 31.1% in 2006 to 34.8% in 2007.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards, handsets and accessories. Other net income decreased 19.1% from RMB2,872 million in 2006 to RMB2,323 million in 2007. This decrease was principally due to the declining selling price of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income was RMB657 million in 2007, as compared to RMB285 million in 2006. Non-operating net income is mainly comprised of unrealized exchange loss, penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased 54.2% from RMB2,604 million in 2006 to RMB4,015 million in 2007. The higher interest income in 2007 was primarily due to our larger cash balances as a result of the continued improvement in our cash generating capability, which was reflected in the increase of our net cash from operating activities from year to year. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity.”

Finance Costs. Finance costs increased 20.9% from RMB1,510 million in 2006 to RMB1,825 million in 2007. This increase was primarily due to an increase in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisition of the eight regional mobile telecommunications companies in 2002 and the ten regional mobile telecommunications companies and other telecommunications assets in 2004. The average interest rate for deferred consideration payable increased from 2.76% to 5.41% in July 2006 and has remained at 5.41% since then. In 2007, the average interest rate that we paid on our outstanding borrowings was approximately 5.19%, as compared to 4.11% in 2006.

Profit before Taxation. As a result of the foregoing, profit before tax increased 34.4% from RMB96,176 million in 2006 to RMB129,238 million in 2007.

Taxation. Our income tax expense increased 39.9% from RMB30,062 million in 2006 to RMB42,059 million in 2007. This increase was primarily due to an increase in our profit before tax. Our effective tax rate was 31.3% in 2006 and 32.5% in 2007, respectively. The increase in our effective tax rate was primarily due to the increase in deferred tax expenses recognized during the year resulting from the change in tax rate from 33% to 25%, in accordance with the new PRC Enterprise Income Tax Law enacted on March 16, 2007, for purposes of calculating deferred tax assets.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 31.9% from RMB66,026 million in 2006 to RMB87,062 million in 2007. This increase was primarily due to the growth in our subscriber base, new businesses, increased voice usage volume and economies of scale. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 22.4% in 2006 to 24.4% in 2007.

Liquidity and Capital Resources.

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2008, we had a working capital (current assets minus current liabilities) of RMB59,597 million (US$8,735 million), compared to a working capital of RMB52,682 million as of December 31, 2007 and a working capital of RMB30,900 million as of December 31, 2006. The improvement in our working capital and cash and cash equivalent positions in 2008 was primarily due to the increase in our profit from operations. As of December 31, 2006, 2007 and 2008, accounts receivable totaled RMB7,153 million, RMB6,985 million and RMB6,913 (US$1,013 million), respectively. Short-term bank and other loans (including bonds and capital lease obligations) as of December 31, 2006, 2007 and 2008 were RMB3,064 million, RMB68 million and RMB68 million (US$10 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions of RMB)
Net cash from operating activities	149,346	168,612	193,647
Net cash used in investing activities	(118,841)	(123,039)	(139,026)
Net cash used in financing activities	(23,587)	(37,276)	(45,684)

Net increase in cash and cash equivalents	6,918	8,297	8,937

Net cash from operating activities increased 12.9% from RMB149,346 million in 2006 to RMB168,612 million in 2007, and further increased 14.8% to RMB193,647 million (US$28,384 million) in 2008, primarily reflecting the increase in our profit before taxation resulting from the continued expansion of our subscriber base and the continued growth in voice usage and our value-added business.

Net cash used in investing activities increased 13.0% from RMB123,039 million in 2007 to RMB139,026 million (US$20,378 million) in 2008. This increase was primarily due to an increase in capital expenditures of RMB22,293 million, which was partially offset by a smaller increase in deposits with banks of RMB21,148 million in 2008 compared to RMB27,391 million in 2007, and an increase in the amount of interest received of RMB1,063 million. Net cash used in investing activities increased 3.5% from RMB118,841 million in 2006 to RMB123,039 million in 2007. This increase was primarily due to the increase in capital expenditures of RMB21,554 million, which was partially offset by a smaller increase in deposits with banks of RMB27,391 million in 2007 compared to RMB40,369 in 2006.

Net cash used in financing activities increased 22.6% from RMB37,276 million in 2007 to RMB45,684 million (US$6,696 million) in 2008. This increase was primarily due to a larger dividend payment to shareholders in 2008 compared to 2007 and a decrease in the amount of proceeds from issuance of shares under our share option scheme. Net cash used in financing activities in 2007 was also affected by our repayment of outstanding bonds with aggregate principal amount of RMB3,000 million. Net cash used in financing activities increased 58.0% from RMB23,587 million in 2006 to RMB37,276 million in 2007. This increase was primarily due to a larger dividend payment to shareholders in 2007 compared to 2006 and the repayment of RMB3,000 million aggregate principal amount of bonds.

Capital Expenditures

Capital expenditures incurred in 2006, 2007 and 2008 were RMB86,988 million, RMB105,139 million and RMB136,292 million (US$19,977 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new businesses. We increased our capital expenditures primarily in an effort to meet increased demand on our network services resulting from the continued expansion of our subscriber base, growth in voice usage volume and development of our value-added business. The level of our capital expenditures in 2008 were also affected by various reconstruction needs arising as a result of damages caused to our network equipment and facilities by the severe winter weather in the southern, central and eastern regions of Mainland China in early 2008 and the earthquake that struck Sichuan Province and certain other parts of Mainland China in May 2008.

We estimate that we will incur capital expenditures of approximately RMB133.9 billion (US$19.6 billion) in 2009, RMB131.0 billion (US$19.2 billion) in 2010 and RMB110.5 billion (US$16.2 billion) in 2011. We expect that about 24% of our capital expenditures in 2009 will be used in the construction of 2G wireless networks, of which approximately 70% will be applied to network construction in the rural areas. The remaining capital expenditures will be used in the areas for 2G/3G integration, including core networks, development of new technologies and new businesses, construction of transmission facilities, support systems, structural facilities and others.

We have generally funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short-term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2009.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2007 and 2008, we did not have any long-term or short-term bank and other loans and obligations under capital leases (excluding the current portion of our capital lease obligations), and the current portion of our capital lease obligations remained at RMB68 million and RMB68 million (US$10 million).

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

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time. In addition, these deferred considerations are payable by the fifteenth anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year U.S. dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year U.S. dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars (HK$7.7993=US$1.00 and HK7.7995=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively), RMB (RMB8.2770=US$1.00 and RMB8.2768=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively) or U.S. dollars (or other agreed currencies), with the relevant exchange rates set forth in the respective acquisition agreements. Any payment made in currencies other than U.S. dollars will be accounted for based on the exchange rates between U.S. dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements. We used the entire proceeds from the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$2,800 million deferred consideration for our acquisition of the eight regional mobile telecommunications companies in 2002.

Our corporate credit rating was raised to A+/Outlook Stable by Standard & Poor’s in 2008, in line with the upgrading of China’s sovereign credit rating. Moody’s Investors Service continued to rate us at A1/Outlook Stable, consistent with the sovereign rating that it gave China. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2008, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

•	our short-term and long-term debts (in addition to the bonds described under “— Indebtedness” above), which includes capital leases;

•	operating leases; and

•	capital commitments.

In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

For further disclosure regarding leases and other commitments, please see note 40 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2008:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	79,606	79,606	—	—	—
Bills Payable	2,111	2,111	—	—	—
Accrued expenses and other payables	61,292	61,292	—	—	—
Deferred Consideration Payable	27,915	774	960	766	25,415
Long-Term Debt	12,520	468	5,742	450	5,860
Capital Lease Obligations	71	71	—	—	—

Total Contractual Obligations	183,515	144,322	6,702	1,216	31,275

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2008:
	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	18,711	5,219	6,168	3,784	3,540
Capital Commitments	102,075	102,075	—	—	—

Total Commercial Commitments	120,786	107,294	6,168	3,784	3,540

Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. All of our current operating subsidiaries are incorporated in Mainland China, except for Hong Kong Mobile, which became our wholly-owned operating subsidiary as of March 28, 2006. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information — Risk Factors — Risks Relating to Mainland China — Fluctuations in exchange rates could materially and adversely affect our financial results” and “Item 10. Additional Information — Exchange Controls.”

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of June 22, 2009.

Name	Age	Position
Mr. WANG Jianzhou	60	Executive Director, Chairman and Chief Executive Officer
Mr. ZHANG Chunjiang	50	Executive Director and Vice Chairman
Mr. LI Yue	50	Executive Director and Vice President
Mr. LU Xiangdong	49	Executive Director and Vice President
Mr. XUE Taohai	53	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	55	Executive Director and Vice President
Mr. SHA Yuejia	51	Executive Director and Vice President
Mr. LIU Aili	45	Executive Director and Vice President
Mdm. XIN Fanfei	52	Executive Director and Vice President
Mr. XU Long	52	Executive Director
Mr. Nicholas Jonathan READ	44	Non-Executive Director
Dr. LO Ka Shui	62	Independent Non-Executive Director
Mr. Frank K.S. WONG	61	Independent Non-Executive Director
Dr. Moses M.C. CHENG	59	Independent Non-Executive Director

Mr. WANG Jianzhou has served as our Executive Director, Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He is also the President of CMCC and the Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Hangzhou Posts and Telecommunications Bureau, Deputy Director General of the Zhejiang Posts and Telecommunications Administration, Director General of the Department of Planning and Construction of the former Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the MII, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, and Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a Master’s Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and has over 31 years of experience in the telecommunications industry.

Mr. ZHANG Chunjiang has served as our Executive Director and Vice Chairman since June 2008. Mr. Zhang is also the Secretary of the Committee of the Communist Party of China at CMCC and Vice President of CMCC and Vice Chairman of CMC. Prior to joining us, Mr. Zhang served as Deputy Director General of the Liaoning Posts and Telecommunications Administration, Director General of Mobile Telecommunications Administration of the former Ministry of Posts and Telecommunications, Director General of Telecommunications Administration and Deputy Minister of the MII, President of China Network Communications Group Corporation, Chairman of China Netcom (Group) Company Limited, Chairman and Executive Director of China Netcom Group Corporation (Hong Kong) Limited and Non-Executive Director of PCCW Limited. Mr. Zhang graduated in 1982 from Beijing University of Posts and Telecommunications with a bachelor’s degree in telecommunications. Mr. Zhang is a professor-level senior engineer with extensive knowledge and 27 years of experience in the telecommunications industry.

Mr. LI Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to the matters of network, planning and design institute. He has been serving as Vice President of CMCC since April 2000. Mr. Li is also a director of CMC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree in business administration, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 33 years of experience in the telecommunications industry.

Mr. LU Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to our marketing and data matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC, Chairman of Aspire Holdings Limited and Union Mobile Pay Limited and a director of Phoenix Satellite Television Holdings Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree in wireless telecommunications, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 27 years of experience in the telecommunications industry.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to our management of corporate finance and internal audit. Mr. Xue is also a Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 29 years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang assists the Chief Executive Officer in relation to our corporate affairs and human resources matters. Mdm. Huang is also a Vice President of CMCC, and a director of CMC. Mdm. Huang previously served as the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with 33 years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha assists the Chief Executive Officer in relation to our business support, technology and research & development. He is also a Vice President of CMCC and a director of CMC. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 26 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu assists the Chief Executive Officer in relation to our business expansion, industrial management and management information systems. He is also a Vice President of CMCC, a director of CMC and China Communications Services Corporation Limited, and Chairman of CMPak Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of Shandong Mobile and Zhejiang Mobile. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 26 years of experience in the telecommunications industry.

Mdm. XIN Fanfei has served as our Executive Director and Vice President since January 2006. Mdm. Xin assists the Chief Executive Officer in relation to our general administration and investor and media relations. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning

Division, Director of the Department of Planning and Construction of the Tianjin Posts and Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Director and Vice President of Tianjin Mobile, Chairwoman and President of Heilongjiang Mobile and Chairwoman of the former China Mobile Peoples Telephone Company Limited. Mdm. Xin graduated from Xidian University and received an EMBA degree from Peking University. She is currently pursuing a doctoral degree in business administration from Hong Kong Polytechnic University. Mdm. Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for our mobile telecommunications operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Zhejiang Posts and Telecommunications Administration, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 31 years of experience in the telecommunications industry.

Mr. Nicholas Jonathan READ has served as our Non-Executive Director since March 2009. Mr. Read is currently Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region. He is also a director of Vodafone Essar Limited, Vodafone Essar Towers Limited, Vodafone Egypt Communications Limited, Vodafone Australia Limited, Vodafone Qatar Limited and JIL BV. Prior to his appointment as Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region, Mr. Read was the Chief Executive Officer of Vodafone UK. Mr. Read joined Vodafone UK in 2002 as Chief Financial Officer, and in 2003 was appointed the Chief Commercial Officer of Vodafone UK. Prior to joining Vodafone, Mr. Read had been the Chief Financial Officer of Miller Freeman Worldwide and the Chief Financial Officer for the EMEA (Europe, Middle East and Africa) Region of Federal Express. Mr. Read graduated in 1986 from the Manchester Metropolitan University with a Bachelor of Arts (Honours) degree in Accountancy and Finance. Mr. Read is a Fellow Chartered Management Accountant. His other directorships held in the last three years in listed public companies include Emtel Europe Plc and Mobile Telecom Plc.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive chairman of Eagle Asset Management (CP) Limited (manager of Hong Kong listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, City e-Solutions Limited, Melco International Development Limited and Winsor Properties Holdings Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Member of the Hong Kong Airport Authority. Dr. Lo graduated with a Bachelor of Science Degree from McGill University and a Doctor of Medicine (M.D.) Degree from Cornell University. He was certified in internal medicine and cardiology. He has more than 29 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong is currently Chairman of Galleon Asia Pte Ltd., an Asian subsidiary of Galleon Group, NY, and serves as independent non-executive director of Industrial and Commercial Bank of China Limited, China, PSA International Pte Ltd., Singapore and Mapletree Investments Pte Ltd, Singapore. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999, and served as independent non-executive director of National Healthcare Group Pte Ltd, Ministry of Health of the Singapore Government between 2006 and April 2009. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. His other directorships held in listed public companies in the last three years include ARA Asset Management Limited, City Telecom (HK) Limited, Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Resources Enterprise, Limited, Guangdong Investment Limited, Kader Holdings

Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited, Tian An China Investments Company Limited, Hong Kong Exchanges and Clearing Limited and Towngas China Company Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2008 for services performed as directors, officers or employees was approximately HK$25 million (US$3.3 million).

We adopted a share option scheme on October 8, 1997, or the Old Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the Old Scheme was terminated and a new share option scheme, or the Current Scheme, was adopted. The purpose of the Current Scheme is to provide us with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of our company, any of our holding companies and their respective subsidiaries and any entity in which we or any of our subsidiaries holds any equity interest, thereby providing incentives to these participants. Under the Current Scheme, our board of directors may, at its discretion, invite the plan participants to take up options to subscribe for the ordinary shares of our company.

The maximum aggregate number of ordinary shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of our company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10% limit.

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. Under the Old Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as at December 31, 2008, there were no outstanding options granted under the Old Scheme. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,487,811,613. No share options were granted under the Current Scheme during the year ended December 31, 2008.

The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The exercise price of the options granted under the Current Scheme is determined by our board of directors at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of an ordinary share;

(ii)	the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date on which the option was granted; and

(iii)	the average closing price of the ordinary shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the board of directors at its discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

As of December 31, 2008, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the Current Scheme. In 2008, 22,473,641 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2008, the following directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2008, options exercisable for an aggregate of 6,929,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.85 per share through July 2, 2012.

Director	Number of shares covered by options
Sha Yuejia	25,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Lu Xiangdong	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600
Xu Long	117,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	475,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	970,000
Li Yue	780,000
Lu Xiangdong	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Xu Long	254,000
Lo Ka Shui	400,000
Frank K.S. Wong	400,000
Moses M.C. Cheng	400,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of May 31, 2009, approximately 74.24% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and May 31, 2009, our majority shareholders held, directly or indirectly, between approximately 74.24% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of May 31, 2009, CMCC indirectly owned an aggregate of approximately 74.24% of our issued and outstanding share capital.

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

International Roaming Arrangements

Prior to July 1, 2004, international roaming and international long distance calling charges incurred by an international mobile subscriber making or receiving a call while roaming in Mainland China were collected for us and credited to us by CMCC, and we would make the necessary settlement with the relevant telecommunications operators in Mainland China. CMCC also collected a 15% handling charge on the roaming and international long distance calling charges from the international mobile telecommunications operators and shared such handling charge equally with us. When our subscribers roamed internationally, we would collect the roaming and international long distance calling charges together with a 15% handling charge from our subscribers and would pay the roaming and international long distance calling charges together with half of the handling charge collected to CMCC, which would make the necessary settlement with the international mobile telecommunications operators concerned. Where long distance charges could not be distinguished from base roaming charges, such long distance charges were grouped under roaming charges.

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we no longer have inter-provincial roaming and interconnection arrangement with CMCC (except for the interconnection arrangement with China Tietong described under “— Interconnection Settlement Arrangements” below) and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to an agreement we entered into with CMCC on July 1, 2004 (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions.

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

Spectrum Fees and Numbering Resources

The MIIT (and prior to April, 2008, the MII) and the Ministry of Finance jointly determine the standardized spectrum fees payable to the MIIT by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks. In October 1999, we entered into an agreement with CMCC (as supplemented by two supplemental agreements entered into in September 2000 and April 2002), under which we have been granted the exclusive right to use the frequency spectrum and telephone numbers allocated to

CMCC in Mainland China. For the usage of the 800/900 MHz and the 1800 MHz frequency bands, the charges will be shared between our operating subsidiaries and CMCC’s operating subsidiaries. 60% of the charges will be shared on the basis of the number of base stations at the end of the previous year and 40% of the charges will be shared on the basis of the bandwidth of the spectrum used. The agreement is valid for one year and will be automatically renewed on an annual basis unless either party notifies the other of its intention to terminate at least three months prior to the expiration of the term.

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

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004 (the “Spectrum and Numbering Resources Agreement”), pursuant to which CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and prior to April, 2008, to the MII). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

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

Leasing of TD-SCDMA Network Capacity

In preparation for our 3G business, we and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries will lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement has a term of one year with effect from January 1, 2009 and will be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement shall not exceed RMB1,000 million in 2009. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective subscribers. The Tripartite Agreement will expire on December 31, 2009, and unless the parties agree otherwise, the Tripartite Agreement will be automatically renewed for successive one-year periods.

The amounts of settlement payments payable and receivable by us under the Tripartite Agreement shall not exceed RMB480 million and RMB450 million, respectively, in 2009. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

Miscellaneous

In 2008, no consideration passed through CMCC and us under the International Roaming Settlement Agreement, the Trademark License Agreements, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement. The amount of settlement payments payable and receivable by us under the Tripartite Agreement in 2008 was less than 0.1% of each of the applicable percentage ratios set forth in Rule 14.07 of the Hong Kong Listing Rules. As the Network Capacity Leasing Agreement only took effect on January 1, 2009, no consideration passed through CMCC and us under this agreement in 2008.

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between us and CMCC or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

(i)	the Property Leasing and Management Services Agreement pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and warehouses and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable; and

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

The Property Leasing and Management Services Agreement and the Telecommunications Services Agreement (together the “2004 Continuing Connected Transaction Agreements”) expired on December 31, 2007. On December 13, 2007, we entered into the 2008-2010 property leasing and management services agreement (the “2008-2010 Property Leasing Agreement”) and the 2008-2010 telecommunications services agreement (the “2008-2010 Telecommunications Services Agreement”) with CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements on the same terms. Each of the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement has a fixed term of three years and is effective from January 1, 2008 to December 31, 2010. The payments payable by us to CMCC and its subsidiaries under the 2008-2010 Property Leasing Agreement shall not exceed RMB1,400 million, RMB1,500 million and RMB1,600 million for the years ending December 31, 2008, 2009 and 2010, respectively, while the payments payable by us to CMCC and its subsidiaries under the 2008-2010 Telecommunications Services Agreement for the same periods shall not exceed RMB4,350 million, RMB4,500 million and RMB4,400 million, respectively. The transactions contemplated under the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The transactions relating to platform development between CMCC and Aspire remain as connected transactions under the Hong Kong Listing Rules. Since there was no consideration passed through CMCC and Aspire or its subsidiaries for the year ended December 31, 2008, the Platform Development Agreement is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. According to the Platform Development Agreement, the platform development charges payable are to be determined according to standards laid down by the relevant government departments and/or by reference to market rates.

We expect that the consideration payable by CMCC to Aspire (or its subsidiaries) under the Platform Development Agreement for the year ending December 31, 2009 will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. Accordingly, the Platform Development Agreement will continue to be exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our favorable operating results in 2008 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK$1.404 per share for the financial year ended December 31, 2008 in accordance with our dividend payout planned for the full year of 2008. This, together with the interim dividend of HK$1.339 per share paid in 2008, amounted to an aggregate dividend payment of HK$2.743 per share for the full financial year of 2008. The dividend payout ratio for the year 2008 was 43%. Having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and the needs of our future sustainable development, we expect our dividend payout ratio for the full year of 2009 to be 43%. Our board of directors is of the view that our favorable operating results and strong cash flow generating capabilities will provide sufficient support to our future sustainable development, while providing our shareholders with a favorable cash return. We will endeavor to achieve a longer term sustainable, steadily increasing dividend, with a view to creating value for our shareholders.

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

As of December 31, 2008 and May 31, 2009, there were 20,054,379,231 and 20,056,257,131, respectively, of our ordinary shares issued and outstanding. As of December 31, 2008 and May 31, 2009, there were, respectively, 439 and 450 registered holders of American depositary receipts evidencing 92,385,036 and 90,227,186 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2004	27.85	19.25	18.07	12.31
2005	39.80	23.45	25.66	14.91
2006	69.40	35.60	44.96	22.82
2007
First Quarter	79.35	64.70	51.39	41.85
Second Quarter	84.90	70.25	54.36	44.94
Third Quarter	129.00	80.85	83.96	51.15
Fourth Quarter	158.90	126.50	103.69	80.71
2008
First Quarter	136.60	102.50	88.94	67.21
Second Quarter	136.30	104.40	89.30	66.04
Third Quarter	110.00	70.20	71.01	44.11
Fourth Quarter	84.70	53.80	55.22	34.83
December	84.70	70.30	55.22	43.72
2009
January	85.00	68.15	54.23	43.34
February	76.45	68.00	50.09	43.35
March	69.80	63.00	45.31	40.75
First Quarter	85.00	63.00	54.23	40.75
April	74.30	65.65	48.45	43.16
May	76.35	71.20	49.85	43.82
June (through June 19)	83.10	76.10	54.04	49.27

We may conduct in the future a public offering and listing of our shares in Mainland China. The offering may take the form of an offering of our A shares, which will be a separate class of our ordinary shares denominated in Renminbi and listed on a Mainland China stock exchange. To the extent then permitted under relevant PRC laws, rules and regulations, the offering may also be in the form of Chinese depositary shares that are evidenced by Chinese depositary receipts, which will be denominated in Renminbi and listed on a Mainland China stock exchange and represent rights to receive our ordinary shares. We have not set a specific timetable for an offering in Mainland China. We believe that an offering and listing of our shares in Mainland China would provide us with better access to the capital markets in Mainland China and enable our subscribers in Mainland China to have an opportunity to become our shareholders. A decision to proceed with such an offering, as well as the precise timing of such an offering, would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions.

Item 10. Additional Information.

Memorandum and Articles of Association

Under Section 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person and, in addition and without limit, we may do anything that we are permitted or required to do by any enactment or rule of law.

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

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for certain arrangements we have entered into with CMCC.

Interconnection Arrangements

Each of our operating subsidiaries has entered into interconnection agreements with other operators in its network area. The economic terms of the interconnection arrangements are described under “Item 4. Information on the Company — Business Overview — Interconnection.”

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

Exchange Controls

The Renminbi currently is not a freely convertible currency. The Renminbi is currently freely convertible only under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange is obtained. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into a foreign currency to meet our foreign currency obligations or to pay dividends in a foreign currency.

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

Taxation — PRC

This section describes certain PRC tax consequences relating to the ownership and disposition of our ordinary shares and ADSs. This section does not address all possible PRC tax considerations that may be relevant to an investment in our ordinary shares or ADSs in light of an investor’s specific circumstances, and is based on PRC tax laws and relevant interpretations as in effect as of the date of this annual report on Form 20-F, which are subject to change, including the possibility of having retroactive effect. Accordingly, you should consult your own tax advisor regarding the PRC and other tax consequences of an investment in our ordinary shares or ADSs under your particular circumstances.

Under the PRC Enterprise Income Tax Law and its implementing rules, which took effect on January 1, 2008, or the new PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Moreover, the PRC tax authorities have been issuing further interpretations and notices to enhance the application of the new PRC income tax law.

Taxation of Dividends

On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which had retroactive effect as of January 1, 2008. We will be considered to be a PRC resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the new PRC income tax law, we are required to withhold enterprise income tax equal to 10% of the 2008 final dividend when it is distributed to non-resident enterprise shareholders whose names appeared on our register of members, as of the record date for such dividends, and who were not individuals.

Taxation of Capital Gains

Under the new PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. As the new PRC income tax law has only recently taken effect, there remain substantial uncertainties as to their interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

Additional PRC Tax Considerations

Stamp duty. Under the Provisional Regulations of the PRC Concerning Stamp Duty and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares or ADSs outside of the PRC, as the PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and protected under the PRC law.

Estate tax. The PRC does not currently levy estate tax.

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York Mellon, as depositary, and the assumption that each obligation in the Deposit Agreement among us, The Bank of New York Mellon, as depositary, and owners and beneficial owners of ADRs issued thereunder, and any related agreement will be performed in accordance with its terms.

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

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or The Bank of New York Mellon, as depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2008.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2008, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2008		As of December 31, 2007
	2009	2010	2011	2012	2013	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under capital leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	4,943	—	—	4,977	9,920	10,145	9,949	9,404
Average interest rate	—	—	4.00%	—	—	4.50%	4.95%	—	4.10%	—
Deferred consideration payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	3.28%	4.34%	—	5.41%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2008		As of December 31, 2007
	2009	2010	2011	2012	2013	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments
Deposits with banks:
in U.S. dollars	268	—	—	—	—	—	268	268	272	272
in Hong Kong dollars	705	—	—	—	—	—	705	705	—	—
Cash and cash equivalents:
in U.S. dollars	476	—	—	—	—	—	476	476	520	520
in Hong Kong dollars	569	—	—	—	—	—	569	569	7,298	7,298

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including, without limitation, that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2008, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2008, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 19, 2009 appearing on page 68.

/s/ WANG Jianzhou		/s/ XUE Taohai
Name:	WANG Jianzhou	Name:	XUE Taohai
Title:	Chairman and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and subsidiaries (together refer to the “Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile and subsidiaries as of December 31, 2007 and 2008, and the related consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three-year period ended December 31, 2008 and our report dated March 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

March 19, 2009

Changes in Internal Control Over Financial Reporting. During 2008, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the years ended December 31, 2007 and 2008:

	Audit Fees(1)		Audit-Related Fees	Tax Fees		All Other Fees(2)
2007	RMB	78,000,000	—	RMB	70,000	RMB	5,000,000
2008	RMB	76,000,000	—	RMB	110,000	RMB	3,000,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002 and other advisory services provided to us.

Before our principal accountants were engaged by us or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least three members of our board of directors be independent as determined under the Hong Kong Listing Rules. We currently have three independent directors out of a total of fourteen directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. We are not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the New York Stock Exchange Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company’s board of directors. Our board of directors is directly in charge of developing our corporate governance guidelines.

Section 303A.07 of the New York Stock Exchange Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee and disclose such determination. We are not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the New York Stock Exchange Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While we are not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that is applicable to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

Section 303A.12(a) of the New York Stock Exchange Listed Company Manual provides that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the company of New York Stock Exchange corporate governance listing standards. Our Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statement for Each of the Three Years Ended December 31, 2006, 2007 and 2008	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-5
Consolidated Statement of Changes in Equity for Each of the Three Years Ended December 31, 2006, 2007 and 2008	F-7
Consolidated Cash Flow Statement for Each of the Three Years Ended December 31, 2006, 2007 and 2008	F-8
Notes to Consolidated Financial Statements	F-11

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.

(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 23, 2009

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended)(1).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation). (3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited and subsidiaries (together refer to the “Group”) as of December 31, 2007 and 2008, and the related consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

March 19, 2009, except as to paragraph 2 in note 41, which is as of May 19, 2009

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated income statement

for the year ended December 31, 2008

(Expressed in Renminbi)

	Note		2008	2007	2006
			RMB million	RMB million	RMB million
Operating revenue (Turnover)	3

Usage fees			260,889	226,488	189,710
Monthly fees			18,096	20,856	21,629
Value-added services fees			113,444	91,609	69,309
Other operating revenue			19,914	18,006	14,710

			412,343	356,959	295,358

Operating expenses

Leased lines			2,641	2,330	2,451
Interconnection			22,264	21,500	18,783
Depreciation	14		71,509	67,354	64,574
Personnel	4		19,960	18,277	16,853
Other operating expenses	5		153,354	123,430	100,772

			269,728	232,891	203,433

Profit from operations			142,615	124,068	91,925

Other net income	6		2,159	2,323	2,872

Non-operating net income	7		517	657	285

Interest income			6,002	4,015	2,604

Finance costs	8		(1,550)	(1,825)	(1,510)

Profit before taxation			149,743	129,238	96,176

Taxation	11	(a)	(36,789)	(42,059)	(30,062)

Profit for the year			112,954	87,179	66,114

Attributable to:

Equity shareholders of the Company			112,793	87,062	66,026
Minority interests			161	117	88

Profit for the year			112,954	87,179	66,114

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated income statement

for the year ended December 31, 2008 (continued)

(Expressed in Renminbi)

	Note		2008		2007		2006
			RMB million		RMB million		RMB million
Dividends paid / payable to equity shareholders of the Company attributable to the year:

Ordinary interim dividend declared and paid during the year	12	(a)		23,532		16,178		12,612
Special interim dividend declared and paid during the year	12	(a)		—		1,643		1,831
Ordinary final dividend proposed after the balance sheet date	12	(a)		24,832		21,762		15,327
Special final dividend proposed after the balance sheet date	12	(a)		—		300		1,386

				48,364		39,883		31,156

Earnings per share

Basic	13	(a)	RMB	5.63	RMB	4.35	RMB	3.32

Diluted	13	(b)	RMB	5.54	RMB	4.28	RMB	3.29

The notes on pages F-11 to F-85 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated balance sheet as at December 31, 2008

(Expressed in Renminbi)

	Note		2008	2007
			RMB million	RMB million
Non-current assets

Property, plant and equipment, net	14		327,783	257,170
Construction in progress	15		35,482	47,420
Land lease prepayments			10,102	8,383
Goodwill	16		36,894	36,894
Other intangible assets	17		298	469
Interest in associates	19		—	—
Interest in jointly controlled entity	20		7	—
Deferred tax assets	21		6,884	5,445
Other financial assets	22		77	77

			417,527	355,858

Current assets

Inventories	23		3,494	3,295
Accounts receivable, net	24		6,913	6,985
Other receivables	25		3,715	2,929
Prepayments and other current assets	25		7,641	5,680
Amount due from ultimate holding company	26		109	78
Tax recoverable	11	(c)	39	124
Deposits with banks	27		130,833	109,685
Cash and cash equivalents	28		87,426	78,859

			240,170	207,635

Current liabilities

Accounts payable	29		79,606	63,927
Bills payable			2,111	1,853
Deferred revenue	30		26,089	23,762
Accrued expenses and other payables	32		61,292	50,860
Amount due to ultimate holding company	26		6	26
Amount due to immediate holding company	26		118	196
Obligations under finance leases	33		68	68
Current taxation	11	(c)	11,283	14,261

			180,573	154,953

Net current assets			59,597	52,682

Total assets less current liabilities carried forward			477,124	408,540

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated balance sheet as at December 31, 2008

(continued)

(Expressed in Renminbi)

	Note	2008	2007
		RMB million	RMB million
Total assets less current liabilities brought forward		477,124	408,540

Non-current liabilities

Interest-bearing borrowings	31	(33,553)	(33,582)
Deferred revenue, excluding current portion	30	(584)	(597)
Deferred tax liabilities	21	(80)	(122)

		(34,217)	(34,301)

NET ASSETS		442,907	374,239

CAPITAL AND RESERVES	36

Share capital		2,138	2,136

Reserves		440,140	371,615

Total equity attributable to equity shareholders of the Company		442,278	373,751

Minority interests		629	488

TOTAL EQUITY		442,907	374,239

Approved and authorized for issue by the Board of Directors on March 19, 2009.

Wang Jianzhou

Director

Xue Taohai

Director

The notes on pages F-11 to F-85 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated statement of changes in equity

for the year ended December 31, 2008

(Expressed in Renminbi)

	Note	2008		2007		2006
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total equity as at January 1			374,239		319,373		273,107

Net expenses recognized directly in equity

Exchange difference on translation of financial statements of overseas entities	36		(393)		(645)		(43)

Net profit for the year	36		112,954		87,179		66,114

Total recognized income and expenses for the year			112,561		86,534		66,071

Attributable to:
Equity shareholders of the Company		112,400		86,417		65,983
Minority interests		161		117		88

		112,561		86,534		66,071

Dividends declared or approved during the year	36		(44,580)		(34,088)		(26,162)

Movements in equity arising from capital transactions:

Shares issued under share option scheme	36	2		6		14
Share premium arising on issuance of shares	36	463		1,608		4,079
Equity settled share-based transactions	36	222		806		2,264

			687		2,420		6,357

Total equity as at December 31			442,907		374,239		319,373

The notes on pages F-11 to F-85 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated cash flow statement

for the year ended December 31, 2008

(Expressed in Renminbi)

	Note	2008	2007	2006
		RMB million	RMB million	RMB million
Operating activities

Profit before taxation		149,743	129,238	96,176
Adjustments for:
- Depreciation of property, plant and equipment	14	71,509	67,354	64,574
- Amortization of other intangible assets	5	204	258	203
- Amortization of land lease prepayments		279	322	176
- (Gain)/loss on disposal of property, plant and equipment	5	(8)	(11)	46
- Write-off of property, plant and equipment	5	3,250	2,788	2,857
- Impairment loss for doubtful accounts	5	4,385	3,872	3,852
- Interest income		(6,002)	(4,015)	(2,604)
- Finance costs	8	1,550	1,825	1,510
- Dividend income from unlisted securities	7	(15)	(31)	(39)
- Equity-settled share-based payment expenses	4	222	806	2,264
- Unrealized exchange loss, net	7	32	22	212

Operating profit before changes in working capital		225,149	202,428	169,227

Increase in inventories		(199)	(288)	(626)
Increase in accounts receivable		(4,309)	(3,679)	(4,310)
Decrease/(increase) in other receivables		270	(320)	(313)
Increase in prepayments and other current assets		(1,961)	(1,067)	(1,030)
(Increase)/decrease in amount due from ultimate holding company		(31)	227	(242)
Increase in accounts payable		3,245	796	6,556
Increase/(decrease) in bills payable		4	(46)	(3)
Increase in deferred revenue		2,314	1,606	4,455
Increase in accrued expenses and other payables		10,344	4,730	6,033
Decrease in amount due to ultimate holding company		(20)	(103)	(140)

Cash generated from operations		234,806	204,284	179,607

Tax paid
- Hong Kong profits tax paid		(96)	(12)	(21)
- PRC enterprise income tax paid		(41,063)	(35,660)	(30,240)

Net cash generated from operating activities carried forward		193,647	168,612	149,346

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated cash flow statement

for the year ended December 31, 2008 (continued)

(Expressed in Renminbi)

	Note		2008	2007	2006
			RMB million	RMB million	RMB million
Net cash generated from operating activities brought forward			193,647	168,612	149,346

Investing activities

Payment for acquisition of a subsidiary (net of cash and cash equivalent acquired)			—	—	(3,410)
Capital expenditure			(120,816)	(98,523)	(76,969)
Land lease prepayments			(1,998)	(1,028)	(597)
Payment for purchase of other intangible assets			(37)	(28)	(45)
Proceeds from disposal of property, plant and equipment			22	20	80
Increase in deposits with banks			(21,148)	(27,391)	(40,369)
Interest received			4,943	3,880	2,430
Payment for investment in jointly controlled entity			(7)	—	—
Dividends received from unlisted securities	7		15	31	39

Net cash used in investing activities			(139,026)	(123,039)	(118,841)

Financing activities

Proceeds from issuance of shares under share option scheme	36	(a)(ii)	465	1,614	4,093
Redemption of bonds			—	(3,000)	—
Repayments of bank and other loans			—	—	(104)
Interest paid			(1,569)	(1,802)	(1,414)
Dividends paid to the Company’s equity shareholders	12		(44,560)	(34,088)	(26,162)
Dividends paid to minority interest	36		(20)	—	—

Net cash used in financing activities			(45,684)	(37,276)	(23,587)

Net increase in cash and cash equivalents			8,937	8,297	6,918

Cash and cash equivalents at beginning of year			78,859	71,167	64,461

Effect of changes in foreign exchange rate			(370)	(605)	(212)

Cash and cash equivalents at end of year	28		87,426	78,859	71,167

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Consolidated cash flow statement

for the year ended December 31, 2008 (continued)

(Expressed in Renminbi)

Notes to the consolidated cash flow statement

Significant non-cash transactions

The Group incurred payables of RMB42,933,000,000 (2007: RMB39,006,000,000; 2006: RMB36,851,000,000) and RMB2,084,000,000 (2007: RMB1,830,000,000; 2006 RMB2,143,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended December 31, 2008.

The notes on pages F-11 to F-85 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

Notes to the consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

(b)	Basis of preparation of the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2008 comprise the Group, the Group’s interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis.

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and estimates made by management in the application of IFRSs that have a significant effect on the consolidated financial statements are discussed in note 43.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(c)	Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

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

(d)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates and a jointly controlled entity for the year.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group’s interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(j)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(f)	Other intangible assets

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

(i)	Brand names

Brand names are stated at cost less accumulated amortization and impairment losses (see note 1(j)) on an individual basis.

(ii)	Customer base, licenses and others

Customer base, licenses and others are stated at cost less any impairment losses (see note 1(j)) and are amortized using a straight-line basis over the estimated useful lives from 2 to 15 years.

(g)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the consolidated balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments or they expire.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(h)	Property, plant and equipment

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

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(i)	Leased assets (continued)

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There are no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(j)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and a jointly controlled entity) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

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

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and other receivables (continued)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	pre-paid interests in leasehold land classified as being held under an operating lease;

•	investments in subsidiaries, associates and a jointly controlled entity;

•	goodwill; and

•	other intangible assets.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

(ii)	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(iii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iii)	Interim financial reporting and impairment

The Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(k)	Construction in progress

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

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

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(s)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

The Company and a subsidiary in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(u)	Employee benefits (continued)

(i)	Short term employee benefits and contributions to defined contribution retirement plans (continued)

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustments to the cumulative fair value recognized in prior years are charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(v)	Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

The functional currency of the Company and its subsidiary incorporated outside the PRC is Hong Kong dollar (“HK$”). The Group adopted Renminbi (“RMB”) as its presentation currency in the preparation of these annual consolidated financial statements which is the currency of the primary economic environment in which most of the Group’s entities operated.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalized as construction in progress, are recognized in profit or loss. Exchange differences attributable to the translation of borrowings denominated in currencies other than the functional currency and used for financing the construction of property, plant and equipment, are included in the cost of the related construction in progress.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are included in a separate component of equity. On disposal of an overseas entity, the cumulative amount of the exchange differences recognized under equity relating to that particular foreign operation is included in the calculation of the profit or loss on disposal.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

1	Significant accounting policies (continued)

(x)	Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

2	Changes in accounting policies

The IASB has issued a number of new Interpretations and an amendment to IFRSs that are first effective for the current accounting period commencing January 1, 2008 or available for early adoption.

These developments have had no material impact on the consolidated financial statements as either they were consistent with accounting policies already adopted by the Group or they were not relevant to the Group’s and the Company’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 44).

3	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

4	Personnel

	2008	2007	2006
	RMB million	RMB million	RMB million
Salaries, wages and other benefits	17,829	15,963	13,440
Retirement costs: contributions to defined contribution retirement plans	1,909	1,508	1,149
Equity-settled share-based payment expenses	222	806	2,264

	19,960	18,277	16,853

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

5	Other operating expenses

	2008	2007	2006
	RMB million	RMB million	RMB million
Selling and promotion	66,886	55,995	47,145
Maintenance	25,761	18,106	15,257
Impairment loss for doubtful accounts	4,385	3,872	3,852
Impairment loss of inventories	6	4	7
Amortization of other intangible assets	204	258	203
Operating lease charges
- land and buildings	5,723	4,283	3,259
- others (Note 1)	2,591	2,537	2,013
(Gain)/loss on disposal of property, plant and equipment	(8)	(11)	46
Write-off of property, plant and equipment	3,250	2,788	2,857
Auditors’ remuneration
- audit services (Note 2)	76	78	80
- tax services (Note 3)	—	—	—
- other services (Note 4)	3	5	35
Others (Note 5)	44,477	35,515	26,018

	153,354	123,430	100,772

Notes:

(1)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(2)	Audit services in 2008 include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB17,800,000 (2007: RMB18,500,000; 2006: RMB20,000,000).
(3)	Tax services in 2008 include tax compliance services for the Group of RMB55,000 (2007: RMB53,000; 2006: RMB52,000) and preparation and submission of response letter to Inland Revenue Department of RMBNil (2007: RMBNil; 2006: RMB98,000).
(4)	Other services in 2006, 2007 and 2008 include SOX 404 advisory services and other advisory services.
(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labor services expenses and other miscellaneous expenses.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

6	Other net income

Other net income represents the gross margin from sales of SIM cards and handsets.

	2008	2007	2006
	RMB million	RMB million	RMB million
Sales of SIM cards and handsets	10,090	9,351	8,278
Cost of SIM cards and handsets	(7,931)	(7,028)	(5,406)

	2,159	2,323	2,872

7	Non-operating net income

	2008	2007	2006
	RMB million	RMB million	RMB million
Exchange loss	(32)	(22)	(212)
Penalty income	222	235	182
Dividend income from unlisted securities	15	31	39
Others	312	413	276

	517	657	285

8	Finance costs

	2008	2007	2006
	RMB million	RMB million	RMB million
Interest on bank loans and other borrowings repayable within five years	—	—	2
Interest on bank loans and other borrowings repayable after five years	1,026	1,279	946
Interest on bonds	524	546	562

	1,550	1,825	1,510

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

9	Directors’ remuneration

Directors’ remuneration is as follows:

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2008 Total
						(Note)
(Expressed in Hong Kong dollar)
	’000	’000	’000	’000	’000	’000	’000
Executive directors

WANG Jianzhou	180	1,172	660	285	2,297	849	3,146
ZHANG Chunjiang (appointed on June 5, 2008)	103	612	344	147	1,206	—	1,206
LI Yue	180	960	540	234	1,914	683	2,597
LU Xiangdong	180	960	540	234	1,914	683	2,597
XUE Taohai	180	960	540	234	1,914	683	2,597
HUANG Wenlin	180	960	540	234	1,914	—	1,914
SHA Yuejia	180	960	540	233	1,913	683	2,596
LIU Aili	180	960	540	233	1,913	132	2,045
XIN Fanfei	180	960	540	225	1,905	—	1,905
XU Long	180	950	540	231	1,901	236	2,137

Independent non-executive directors

LO Ka Shui	505	—	—	—	505	350	855
WONG Kwong Shing, Frank	440	—	—	—	440	350	790
CHENG Mo Chi, Moses	440	—	—	—	440	350	790

Non-executive director

Paul Michael DONOVAN (resigned on December 19, 2008)	174	—	—	—	174	—	174

	3,282	9,454	5,324	2,290	20,350	4,999	25,349

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

9	Directors’ remuneration (continued)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2007 Total
						(Note)
(Expressed in Hong Kong dollar)
	’000	’000	’000	’000	’000	’000	’000

Executive directors

WANG Jianzhou	180	1,172	660	270	2,282	2,773	5,055
LI Yue	180	960	540	230	1,910	2,013	3,923
LU Xiangdong	180	960	540	230	1,910	2,013	3,923
XUE Taohai	180	960	540	232	1,912	2,013	3,925
HUANG Wenlin (appointed on September 24, 2007)	48	260	147	63	518	—	518
SHA Yuejia	180	960	540	222	1,902	1,933	3,835
LIU Aili	180	960	540	222	1,902	459	2,361
XIN Fanfei	180	960	540	217	1,897	—	1,897
XU Long	180	928	540	221	1,869	783	2,652
ZHANG Chenshuang (resigned on July 9, 2007)	94	497	280	246	1,117	1,154	2,271
Independent non-executive directors

LO Ka Shui	505	—	—	—	505	936	1,441
WONG Kwong Shing, Frank	440	—	—	—	440	936	1,376
CHENG Mo Chi, Moses	440	—	—	—	440	936	1,376

Non-executive director

Paul Michael DONOVAN	180	—	—	—	180	—	180

	3,147	8,617	4,867	2,153	18,784	15,949	34,733

Note:	This item represents the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS 2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed under the paragraph “Share Option Schemes” in the report of directors and note 35.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

10	Individuals with highest emoluments

For the years ended December 31, 2007 and 2008, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	Taxation

(a)	Taxation in the consolidated income statement represents:

	2008	2007	2006
	RMB million	RMB million	RMB million
Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	74	72	3
Under-provision in respect of Hong Kong profits tax for prior year	—	—	9
Provision for PRC enterprise income tax on the estimated taxable profits for the year	38,216	40,473	31,070
Over-provision in respect of PRC enterprise income tax for prior years	(24)	(91)	(550)

	38,266	40,454	30,532
Deferred tax

Origination and reversal of temporary differences (note 21)	(1,477)	1,605	(470)

	36,789	42,059	30,062

In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5 per cent. to 16.5 per cent. applicable to the Group’s operations in Hong Kong as from the year ended December 31, 2008. Accordingly, the provision for Hong Kong profits tax for 2008 is calculated at 16.5 per cent. (2007: 17.5 per cent.; 2006: 17.5 per cent.) of the estimated assessable profits for the year.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

11	Taxation (continued)

(a)	Taxation in the consolidated income statement represents: (continued)

The provision for the PRC enterprise income tax is based on a statutory rate of 25 per cent. (2007: 33 per cent.; 2006: 33 per cent.) of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2008, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which were previously taxed at preferential rate of 15 per cent. in 2007, for which the applicable preferential tax rate is 18 per cent. for 2008 and will be increased to 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending December 31, 2009, 2010, 2011 and 2012, respectively. Accordingly, the deferred tax of the Group is recognized based on the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2008	2007	2006
	RMB million	RMB million	RMB million

Profit before taxation	149,743	129,238	96,176

Notional tax on profit before tax, calculated at statutory tax rates	37,436	42,649	31,738
Tax effect of non-taxable item —Interest income	(16)	(64)	(34)
Tax effect of non-deductible expenses on PRC operations	653	816	1,068
Tax effect of non-deductible expenses on Hong Kong operations	261	254	236
Rate differential on PRC operations	(874)	(2,315)	(1,744)
Rate differential on Hong Kong operations	96	157	175
Effect of change in PRC enterprise income tax rate	—	1,513	(56)
Effect of change in Hong Kong profits tax rate	(6)	—	—
Over-provision for PRC operations in prior years	(24)	(91)	(550)
Under-provision for Hong Kong operations in prior year	—	—	9
Amortization of tax credit on purchase of domestic telecommunications equipment	(644)	(788)	(732)
Others	(93)	(72)	(48)

Taxation	36,789	42,059	30,062

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

11	Taxation (continued)

(c)	Current taxation in the consolidated balance sheet represents:

	2008	2007	2006
	RMB million	RMB million	RMB million
Provision for PRC enterprise income tax for the year	38,192	40,382	31,070
Provision for Hong Kong profits tax for the year	74	72	3
Balance of PRC enterprise income tax recoverable relating to prior year	(124)	(459)	(237)
Balance of Hong Kong profits tax recoverable relating to prior year	—	(9)	—
PRC enterprise income tax paid	(26,853)	(25,837)	(21,469)
Hong Kong profits tax paid	(45)	(12)	(12)

Balance as at December 31	11,244	14,137	9,355
Add: Tax recoverable	39	124	468

Tax payable	11,283	14,261	9,823

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

12	Dividends

(a)	Dividends attributable to the year:

	2008	2007	2006
	RMB million	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$1.339 (equivalent to approximately RMB1.177) (2007: HK$0.837 (equivalent to approximately RMB0.816); 2006: HK$0.62 (equivalent to approximately RMB0.64)) per share	23,532	16,178	12,612

No special interim dividend declared (2007: HK$0.085 (equivalent to approximately RMB0.083); 2006: HK$0.09 (equivalent to approximately RMB0.09) per share)	—	1,643	1,831

Ordinary final dividend proposed after the balance sheet date of HK$1.404 (equivalent to approximately RMB1.238) (2007: HK$1.160 (equivalent to approximately RMB1.086); 2006: HK$0.763 (equivalent to approximately RMB0.767)) per share	24,832	21,762	15,327

No special final dividend proposed after the balance sheet date (2007: HK$0.016 (equivalent to approximately RMB0.015) 2006: HK$0.069 (equivalent to approximately RMB0.069) per share)	—	300	1,386

	48,364	39,883	31,156

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88189, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2008. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at December 31, 2008.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

12	Dividends (continued)

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2008	2007	2006
	RMB million	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.160 (equivalent to approximately RMB1.086) (2007: HK$0.763 equivalent to (approximately RMB0.767); 2006: HK$0.57 (equivalent to approximately RMB0.59)) per share	20,742	14,918	11,719

Special final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.016 (equivalent to approximately RMB0.015) (2007: HK$0.069 (equivalent to approximately RMB0.069); 2006: Nil) per share	286	1,349	—

	21,028	16,267	11,719

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

13	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000; 2006: RMB66,026,000,000) and the weighted average number of 20,043,933,958 shares (2007: 20,005,123,269 shares; 2006: 19,892,968,234 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2008 Number of shares	2007 Number of shares	2006 Number of shares
Issued shares as at January 1	20,031,905,590	19,967,815,140	19,835,160,399
Effect of share options exercised	12,028,368	37,308,129	57,807,835

Weighted average number of shares as at December 31	20,043,933,958	20,005,123,269	19,892,968,234

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB112,793,000,000 (2007: RMB87,062,000,000; 2006: RMB66,026,000,000) and the weighted average number of shares 20,356,125,657 (2007: 20,339,428,112 shares; 2006: 20,078,548,959 shares), calculated as follows:

Weighted average number of shares (diluted)

	2008 Number of shares	2007 Number of shares	2006 Number of shares
Weighted average number of shares as at December 31	20,043,933,958	20,005,123,269	19,892,968,234
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	312,191,699	334,304,843	185,580,725

Weighted average number of shares (diluted) as at December 31	20,356,125,657	20,339,428,112	20,078,548,959

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

14	Property, plant and equipment, net

	Buildings	Tele- communica- tions transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2007	43,496	352,523	15,175	411,194
Additions	480	2,077	1,234	3,791
Transferred from construction in progress	7,134	95,458	2,731	105,323
Disposals	(6)	(14)	(21)	(41)
Assets written-off	(61)	(17,386)	(995)	(18,442)
Exchange differences	(2)	(161)	(5)	(168)

As at December 31, 2007	51,041	432,497	18,119	501,657

As at January 1, 2008	51,041	432,497	18,119	501,657
Additions	612	794	1,249	2,655
Transferred from construction in progress	12,179	126,708	3,899	142,786
Disposals	(1)	(1)	(95)	(97)
Assets written-off	(156)	(15,026)	(1,103)	(16,285)
Exchange differences	(1)	(135)	(4)	(140)

As at December 31, 2008	63,674	544,837	22,065	630,576

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

14	Property, plant and equipment, net (continued)

	Buildings	Tele- communica- tions transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation:

As at January 1, 2007	7,297	178,066	7,557	192,920
Charge for the year	2,232	62,645	2,477	67,354
Written back on disposals	(1)	(12)	(19)	(32)
Assets written-off	(40)	(14,851)	(763)	(15,654)
Exchange differences	(1)	(96)	(4)	(101)

As at December 31, 2007	9,487	225,752	9,248	244,487

As at January 1, 2008	9,487	225,752	9,248	244,487
Charge for the year	2,652	65,839	3,018	71,509
Written back on disposals	—	(1)	(82)	(83)
Assets written-off	(109)	(11,928)	(998)	(13,035)
Exchange differences	—	(83)	(2)	(85)

As at December 31, 2008	12,030	279,579	11,184	302,793

Net book value:

As at December 31, 2008	51,644	265,258	10,881	327,783

As at December 31, 2007	41,554	206,745	8,871	257,170

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

14	Property, plant and equipment, net (continued)

The analysis of net book value of buildings is as follows:

	2008	2007
	RMB million	RMB million
Hong Kong
Long-term leases	3	3
Medium-term leases	14	16

	17	19

Mainland China
Long-term leases	3,272	3,002
Medium-term leases	46,706	37,302
Short-term leases	1,649	1,231

	51,627	41,535

	51,644	41,554

15	Construction in progress

	2008	2007
	RMB million	RMB million
Balance as at January 1	47,420	52,436
Additions	130,849	100,311
Transferred to property, plant and equipment	(142,786)	(105,323)
Exchange differences	(1)	(4)

Balance as at December 31	35,482	47,420

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at December 31, 2008.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

16	Goodwill

	2008	2007
	RMB million	RMB million
Cost and carrying amount:

As at January 1 and December 31	36,894	36,894

Impairment tests for goodwill

As set out in IAS 36 Impairment of assets, cash-generating units are the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is within the segment determined in accordance with IAS 14 Segment Reporting.

The recoverable amount of the cash-generating units equals the value-in-use which is determined by the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash-generating units) to which the goodwill relates for the five years ending December 31, 2013 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. for the operation in Hong Kong and 1 per cent. for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting with pre-tax interest rates of approximately 10 per cent.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

17	Other intangible assets

	Brand name	Customer base	License and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2007	184	516	378	1,078
Additions	—	—	31	31
Exchange differences	—	—	(17)	(17)

As at December 31, 2007	184	516	392	1,092

As at January 1, 2008	184	516	392	1,092
Additions	—	—	37	37
Exchange differences	—	—	(13)	(13)

As at December 31, 2008	184	516	416	1,116

Accumulated amortization:

As at January 1, 2007	—	170	208	378
Amortization for the year	—	173	85	258
Exchange differences	—	—	(13)	(13)

As at December 31, 2007	—	343	280	623

As at January 1, 2008	—	343	280	623
Amortization for the year	—	173	31	204
Exchange differences	—	—	(9)	(9)

As at December 31, 2008	—	516	302	818

Net book value:

As at December 31, 2008	184	—	114	298

As at December 31, 2007	184	173	112	469

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

17	Other intangible assets (continued)

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

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group’s detailed planning is used to project cash flows for the subsidiary (cash-generating unit) to which the intangible asset relates for the five years ending December 31, 2013 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5 per cent. to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting with a pre-tax interest rate of approximately 10 per cent..

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company				Proportion of ownership interest
	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB	5,594,840,700	100%	—	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB	2,117,790,000	100%	—	Mobile telecommunications operator

Jiangsu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB	2,800,000,000	—	100%	Mobile telecommunications operator

Fujian Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Fujian Co., Ltd.*	PRC	RMB	5,247,480,000	—	100%	Mobile telecommunications operator

Henan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Henan Co., Ltd.*	PRC	RMB	4,367,733,641	—	100%	Mobile telecommunications operator

Hainan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hainan Co., Ltd.*	PRC	RMB	643,000,000	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Beijing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Beijing Co., Ltd.*	PRC	RMB	6,124,696,053	—	100%	Mobile telecommunications operator

Shanghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanghai Co., Ltd.*	PRC	RMB	6,038,667,706	—	100%	Mobile telecommunications operator

Tianjin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Tianjin Co., Ltd.*	PRC	RMB	2,151,035,483	—	100%	Mobile telecommunications operator

Hebei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hebei Co., Ltd.*	PRC	RMB	4,314,668,600	—	100%	Mobile telecommunications operator

Liaoning Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Liaoning Co., Ltd.*	PRC	RMB	5,140,126,680	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Shandong Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shandong Co., Ltd.*	PRC	RMB	6,341,851,146	—	100%	Mobile telecommunications operator

Guangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guangxi Co., Ltd.*	PRC	RMB	2,340,750,100	—	100%	Mobile telecommunications operator

Anhui Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Anhui Co., Ltd.*	PRC	RMB	4,099,495,494	—	100%	Mobile telecommunications operator

Jiangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB	2,932,824,234	—	100%	Mobile telecommunications operator

Chongqing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Chongqing Co., Ltd.*	PRC	RMB	3,029,645,401	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Sichuan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Sichuan Co., Ltd.*	PRC	RMB	7,483,625,572	—	100%	Mobile telecommunications operator

Hubei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hubei Co., Ltd.*	PRC	RMB	3,961,279,556	—	100%	Mobile telecommunications operator

Hunan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hunan Co., Ltd.*	PRC	RMB	4,015,668,593	—	100%	Mobile telecommunications operator

Shaanxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB	3,171,267,431	—	100%	Mobile telecommunications operator

Shanxi Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanxi Co., Ltd.*	PRC	RMB	2,773,448,313	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Neimenggu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB	2,862,621,870	—	100%	Mobile telecommunications operator

Jilin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jilin Co., Ltd.*	PRC	RMB	3,277,579,314	—	100%	Mobile telecommunications operator

Heilongjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB	4,500,508,035	—	100%	Mobile telecommunications operator

Guizhou Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guizhou Co., Ltd.*	PRC	RMB	2,541,981,749	—	100%	Mobile telecommunications operator

Yunnan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Yunnan Co., Ltd.*	PRC	RMB	4,137,130,733	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Xizang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xizang Co., Ltd.*	PRC	RMB	848,643,686	—	100%	Mobile telecommunications operator

Gansu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Gansu Co., Ltd.*	PRC	RMB	1,702,599,589	—	100%	Mobile telecommunications operator

Qinghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Qinghai Co., Ltd.*	PRC	RMB	902,564,911	—	100%	Mobile telecommunications operator

Ningxia Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Ningxia Co., Ltd.*	PRC	RMB	740,447,232	—	100%	Mobile telecommunications operator

Xinjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB	2,581,599,600	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Design Institute Co., Ltd.*	PRC	RMB	160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd.*	PRC	RMB	1,641,848,326	—	100%	Network and business coordination center

China Mobile Holding Company Limited*	PRC	US$	30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$	7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$	93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$	1,000	—	100%	Investment holding company

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Aspire Technologies (Shenzhen) Limited*#	PRC	US$	10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited*#	PRC	US$	5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited*#	PRC	US$	5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$	3,800,000	—	51%	Network planning and optimizing construction- testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$	2	100%	—	Provision of roaming clearance services

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

18	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
Name of company	Place of incorporation and operation	Particulars of issued and paid up capital		Held by the Company	Held by a subsidiary	Principal activity
Fit Best Limited	BVI	US$	1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“Hong Kong Mobile”) (formerly “China Mobile Peoples Telephone Company Limited”)	Hong Kong	HK$	356,947,689	—	100%	Provision of mobile telecommunications and related services

*	Companies registered as wholly-foreign owned enterprises in the PRC.
**	Company registered as a sino-foreign equity joint venture in the PRC.
#	Effective interest held by the Group is 66.41 per cent.

19	Interest in associates

	2008	2007
	RMB million	RMB million
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

19	Interest in associates (continued)

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets is based on latest management accounts which showed net liabilities as at December 31, 2007 and 2008. The Group has made full impairment loss on the cost of investment in the associates in 2007 and 2008.

20	Interest in jointly controlled entity

	2008	2007
	RMB million	RMB million
Share of net assets	7	—

Details of the Group’s interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group	Principal activity
JIL B.V.	The Netherlands	33.33%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and other shareholders in 2008 but did not start operations by the end of 2008. JIL B.V. is considered as a jointly controlled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors. As at December 31, 2008, the Group’s share of the JIL B.V.’s net assets amounted to RMB7,000,000.

Up to the end of 2008, each shareholder, including the Company, has funded US$1,000,000 (equivalent to RMB7,000,000) to JIL B.V. in accordance with the shareholders agreement, and each funded shareholder has committed to funding an additional US$4,000,000 by no later than June 2010.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

21	Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2008

	As at 1 January 2008	Effect on change of tax rates	Credited/ (charged) to consolidated income statement	Exchange differences	As at 31 December 2008
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:

Provision for obsolete inventories	6	—	(1)	—	5
Write-off of certain network equipment and related assets	1,739	—	110	—	1,849
Provision for certain operating expenses	2,748	—	1,180	—	3,928
Impairment loss for doubtful accounts	952	—	150	—	1,102

	5,445	—	1,439	—	6,884

Deferred tax liabilities arising from:

Capitalized interest	(36)	—	20	—	(16)
Depreciation allowance in excess of related depreciation	(86)	5	13	4	(64)

	(122)	5	33	4	(80)

Total	5,323	5	1,472	4	6,804

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

21	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2007

	As at 1 January 2007	Effect on change of tax rates	Credited/ (charged) to consolidated income statement	Exchange differences	As at 31 December 2007
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:

Provision for obsolete inventories	8	(1)	(1)	—	6
Write-off of certain network equipment and related assets	2,770	(284)	(747)	—	1,739
Provision for certain operating expenses	3,165	(307)	(110)	—	2,748
Impairment loss for doubtful accounts	1,170	(99)	(119)	—	952

	7,113	(691)	(977)	—	5,445

Deferred tax liabilities arising from:

Capitalized interest	(80)	8	36	—	(36)
Depreciation allowance in excess of related depreciation	(112)	—	19	7	(86)

	(192)	8	55	7	(122)

Total	6,921	(683)	(922)	7	5,323

	2008	2007
	RMB million	RMB million
Net deferred tax assets recognized in the consolidated balance sheet	6,884	5,445
Net deferred tax liabilities recognized in the consolidated balance sheet	(80)	(122)

Balance as at December 31	6,804	5,323

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

22	Other financial assets

	2008	2007
	RMB million	RMB million
Available-for-sale equity security:
- Unlisted equity security in the PRC	77	77

23	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

24	Accounts receivable, net

(a)	Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	2008	2007
	RMB million	RMB million
Within 30 days	4,713	4,986
31 - 60 days	1,212	1,058
61 - 90 days	769	713
Over 90 days	219	228

	6,913	6,985

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

24	Accounts receivable, net (continued)

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses for doubtful accounts:

	2008	2007	2006
	RMB million	RMB million	RMB million
Balance as at January 1	3,974	3,930	3,465
Acquired on acquisition of a subsidiary	—	—	26
Impairment loss for doubtful accounts	4,382	3,847	3,851
Accounts receivable written off	(3,807)	(3,803)	(3,412)
Exchange differences	(1)	—	—

Balance as at December 31	4,548	3,974	3,930

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2008	2007
	RMB million	RMB million
Neither past due nor impaired	6,265	6,386
Less than 1 month past due	648	599

	6,913	6,985

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

25	Other receivables, prepayments and other current assets

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

26	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 31), which is expected to be settled within one year.

27	Deposits with banks

Balance of deposits with banks as at December 31, 2008 included a pledged deposit of HK$150,000,000 (equivalent to RMB132,000,000) (2007: Nil) representing a letter of credit issued by Hong Kong Mobile to the Office of Telecommunications Authority in Hong Kong for eligibility in entering the bidding process for a license to utilize certain radio spectrum, which can be used for next generation mobile services technology for duration of fifteen years in Hong Kong.

On January 22, 2009, Hong Kong Mobile has become the provisional successful bidder for this license and was required to pay total spectrum utilization fees of HK$495,000,000. The letter of credit was released on March 11, 2009 after the full payment of the spectrum utilization fees.

28	Cash and cash equivalents

	2008	2007
	RMB million	RMB million
Deposits with banks within three months of maturity	2,992	8,359
Cash at banks and in hand	84,434	70,500

	87,426	78,859

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

29	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at December 31 is as follows:

	2008	2007
	RMB million	RMB million
Amounts payables in the next:

1 month or on demand	57,483	45,119
2-3 months	5,566	6,048
4-6 months	7,098	5,165
7-9 months	5,134	3,091
10-12 months	4,325	4,504

	79,606	63,927

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30	Deferred revenue

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

	2008	2007
	RMB million	RMB million
Balance as at January 1	24,359	22,753
Additions during the year	180,794	154,714
Recognized in the consolidated income statement	(178,475)	(153,102)
Exchange differences	(5)	(6)

Balance as at December 31	26,673	24,359
Less: Current portion	(26,089)	(23,762)

Non-current portion	584	597

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

31	Interest-bearing borrowings

			2008	2007
	Note		RMB million	RMB million
Bonds	(a	)	9,920	9,949
Deferred consideration payable	(b	)	23,633	23,633

			33,553	33,582

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

Notes:

(a)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on June 18, 2011 and the interest will be accrued up to June 17, 2011.

(ii)	On October 28, 2002, Guangdong Mobile issued fifteen-year guaranteed bonds (the “Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5 per cent. per annum and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on October 28, 2017 and the interest will be accrued up to October 27, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

31	Interest-bearing borrowings (continued)

Notes: (continued)

(b)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2008: 3.238 to 5.418 per cent. per annum; for the year ended December 31, 2007: 5.408 to 5.418 per cent. per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on July 1, 2017 and 2019 respectively.

32	Accrued expenses and other payables

	2008	2007
	RMB million	RMB million
Receipts-in-advance	36,054	29,386
Other payables	9,806	11,020
Accrued salaries, wages and benefits	4,113	2,995
Accrued expense	11,319	7,459

	61,292	50,860

33	Obligations under finance leases

As at December 31, 2008, the Group had obligations under finance leases repayable as follows:

	2008			2007
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total Minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

34	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed.

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

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

35	Equity settled share-based transactions

Pursuant to a resolution passed at the Annual General Meeting held on June 24, 2002, the current share option scheme (the “Current Scheme”) was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of option under each of the Current Scheme is HK$1.00.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

35	Equity settled share-based transactions (continued)

The Stock Exchange of Hong Kong Limited (the “SEHK”) requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

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

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments			Contractual
	2008	2007	Vesting conditions	life of options
Options granted to directors
- on July 3, 2002	25,000	300,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	744,175	744,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

35	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (continued)

	Number of instruments			Contractual
	2008	2007	Vesting conditions	life of options
Options granted to directors (continued)

- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	5,685,500	5,685,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant
Options granted to other employees

- on July 3, 2002	38,989,104	57,278,204	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	120,405,339	123,658,660	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	267,725,370	268,535,750	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	434,049,488	456,677,289

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

35	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2008		2007
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
As at January 1	30.04	456,677,289	29.66	527,163,459
Exercised	23.23	(22,473,641)	25.89	(64,090,450)
Canceled	28.71	(154,160)	26.78	(584,970)
Expired	—	—	41.33	(5,810,750)

As at December 31	30.40	434,049,488	30.04	456,677,289

Option vested as at December 31	30.40	434,049,488	28.93	370,929,489

The weighted average share price at the date of exercise for shares options exercised during the year was HK$107.98 (2007: HK$94.04).

The options outstanding as at December 31, 2008 had exercise prices ranging from HK$22.75 to HK$34.87 (2007: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 6.3 years (2007: 7.2 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2007 and 2008.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves

	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1, 2006	2,116	379,240	(294,410)	72	—	53,395	132,411	272,824	283	273,107

Dividends approved in respect of previous year (note 12(b))	—	—	—	—	—	—	(11,719)	(11,719)	—	(11,719)
Dividends declared in respect of the year (note 12(a))	—	—	—	—	—	—	(14,443)	(14,443)	—	(14,443)
Shares issued under share option scheme	14	4,567	(488)	—	—	—	—	4,093	—	4,093
Equity settled share-based transactions	—	—	2,264	—	—	—	—	2,264	—	2,264
Profit for the year	—	—	—	—	—	—	66,026	66,026	88	66,114
Transfer to PRC statutory reserves	—	—	—	—	—	13,566	(13,566)	—	—	—
Exchange differences	—	—	—	—	(43)	—	—	(43)	—	(43)

As at December 31, 2006	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves (continued)

						PRC statutory reserves
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve		Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1, 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

Dividends approved in respect of previous year (note 12(b))	—	—	—	—	—	—	(16,267)	(16,267)	—	(16,267)
Dividends declared in respect of the year (note 12(a))	—	—	—	—	—	—	(17,821)	(17,821)	—	(17,821)
Shares issued under share option scheme (note 36(a)(ii))	6	1,936	(328)	—	—	—	—	1,614	—	1,614
Equity settled share-based transactions	—	—	806	—	—	—	—	806	—	806
Profit for the year	—	—	—	—	—	—	87,062	87,062	117	87,179
Transfer to PRC statutory reserves	—	—	—	—	—	17,879	(17,879)	—	—	—
Exchange differences	—	—	—	—	(645)	—	—	(645)	—	(645)

As at December 31, 2007	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves (continued)

						PRC statutory reserves
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve		Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1, 2008	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239

Dividends approved in respect of previous year (note 12(b))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Dividends declared in respect of the year (note 12(a))	—	—	—	—	—	—	(23,532)	(23,532)	—	(23,532)
Dividends declared to minority interests in respect of the year	—	—	—	—	—	—	—	—	(20)	(20)
Shares issued under share option scheme (note 36(a)(ii))	2	494	(31)	—	—	—	—	465	—	465
Equity settled share-based transactions	—	—	222	—	—	—	—	222	—	222
Profit for the year	—	—	—	—	—	—	112,793	112,793	161	112,954
Transfer to PRC statutory reserves	—	—	—	—	—	22,452	(22,452)	—	—	—
Exchange differences	—	—	—	—	(393)	—	—	(393)	—	(393)

As at December 31, 2008	2,138	386,237	(291,965)	72	(1,081)	107,292	239,585	442,278	629	442,907

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves (continued)

(a)	Share capital

(i)	Authorized and issued share capital

	2008	2007
	HK$ million	HK$ million
Authorized:

30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2008			2007
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ million	RMB million		HK$ million	RMB million
As at January 1	20,031,905,590	2,003	2,136	19,967,815,140	1,997	2,130
Shares issued under share option scheme (note 35)	22,473,641	2	2	64,090,450	6	6

As at December 31	20,054,379,231	2,005	2,138	20,031,905,590	2,003	2,136

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2008, options were exercised to subscribe for 22,473,641 (2007: 64,090,450) ordinary shares in the Company at a consideration of HK$522,000,000 (equivalent to RMB465,000,000) (2007: HK$1,659,000,000 (equivalent to RMB1,614,000,000)) of which HK$2,000,000 (equivalent to RMB2,000,000) (2007: HK$6,000,000 (equivalent to RMB6,000,000)) was credited to share capital and the balance of HK$520,000,000 (equivalent to RMB463,000,000) (2007: HK$1,653,000,000 (equivalent to RMB1,608,000,000)) was credited to the share premium account. HK$30,000,000 (equivalent to RMB31,000,000) (2007: HK$315,000,000 (equivalent to RMB328,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves (continued)

(b)	Nature and purpose of reserves

(i)	Capital reserve

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

In accordance with Rules for the Implementation of the Law of the PRC on Foreign-Capital Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years’ losses while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries.

As at December 31, 2008, the balances of the general reserve, enterprise expansion fund and statutory surplus reserve were RMB51,019,000,000 (2007: RMB39,794,000,000), RMB56,250,000,000 (2007: RMB45,019,000,000), RMB23,000,000 (2007: RMB27,000,000) respectively.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

36	Capital and reserves (continued)

(b)	Nature and purpose of reserves (continued)

(iii)	Exchange reserve

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

As at December 31, 2008, the Group’s total debt-to-book capitalization ratio was 7.5 per cent. (2007: 8.7 per cent.).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

37	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended December 31, 2006, December 31, 2007 and December 31, 2008. The majority of these transactions also constitute continuing connected transactions under the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the report of directors.

			2008	2007	2006
			RMB million	RMB million	RMB million
	Note
Property leasing and management services charges	(i	)	1,182	940	804
Telecommunications services charges	(ii	)	3,798	2,477	2,359
Interest paid/payable	(iii	)	1,026	1,279	946
Interconnection revenue	(iv	)	183	—	—
Interconnection charges	(iv	)	216	—	—
Leased line charges	(iv	)	11	—	—
Property leasing charges	(v	)	191	—	—
Facilities support fees	(v	)	160	—	—
Operation supports and management fees	(v	)	269	—	—

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.
(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of purchase consideration for acquisition of subsidiaries.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

37	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

Notes: (continued)

(iv)	The amounts represent settlement paid/payable to or received/receivable from China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.

(v)	The amounts represent settlement fees received or receivable by the Group for providing operating service to CMCC in respect of TD-SCDMA trial network. From the beginning of January 1, 2009, the Group will lease the TD-SCDMA Network Capacity from CMCC and pay leasing fees to CMCC.

(b)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

38	Transactions with other state-controlled entities in the PRC

Apart from transactions with the CMCC Group (see note 37), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions, primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the consolidated financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

38	Transactions with other state-controlled entities in the PRC (continued)

Set out below are the principal transactions with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(a)	Principal transactions with state-controlled telecommunications operators in the PRC:

	2008	2007	2006
	RMB million	RMB million	RMB million
Interconnection revenue	13,679	11,201	8,510
Interconnection charges	19,981	18,786	16,416
Leased line charges	2,202	2,049	1,757

(b)	Principal balances with state-controlled telecommunications operators in the PRC:

	2008	2007
	RMB million	RMB million
Accounts receivable and other receivables	666	629
Accounts payable and other payables	1,237	1,675

(c)	Principal transactions with state-controlled financial institutions in the PRC:

	2008	2007	2006
	RMB million	RMB million	RMB million
Interest income	5,791	3,910	2,584

(d)	Principal balances with state-controlled financial institutions in the PRC:

	2008	2007
	RMB million	RMB million
Deposits with banks	130,129	109,685
Cash and cash equivalents	85,805	75,438

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

39	Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the consolidated balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of those financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputations.

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

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24.

(b)	Liquidity risk

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

39	Financial instruments (continued)

(b)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the consolidated balance sheet) and the earlier date the Group would be required to repay:

	2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	79,606	79,606	79,606	—	—	—
Bills payable	2,111	2,111	2,111	—	—	—
Accrued expenses and other payables	61,292	61,292	61,292	—	—	—
Amount due to ultimate holding company	6	6	6	—	—	—
Amount due to immediate holding company	118	118	118	—	—	—
Interest- bearing borrowings
-Deferred consideration payable	23,633	27,915	774	960	766	25,415
-Bonds	9,920	12,520	468	5,742	450	5,860
Obligations under finance leases	68	71	71	—	—	—

	176,754	183,639	144,446	6,702	1,216	31,275

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

39	Financial instruments (continued)

(b)	Liquidity risk (continued)

	2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	63,927	63,927	63,927	—	—	—
Bills payable	1,853	1,853	1,853	—	—	—
Accrued expenses and other payables	50,860	50,860	50,860	—	—	—
Amount due to ultimate holding company	26	26	26	—	—	—
Amount due to immediate holding company	196	196	196	—	—	—
Interest-bearing borrowings
-Deferred consideration payable	23,633	31,040	971	1,333	1,333	27,403
-Bonds	9,949	13,204	495	1,039	5,585	6,085
Obligations under finance leases	68	71	71	—	—	—

	150,512	161,177	118,399	2,372	6,918	33,488

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

39	Financial instruments (continued)

(c)	Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings variable rate and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 31.

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date.

	2008		2007
	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	5.39%	5,000	4.43%	5,000
Deferred consideration for acquisition of subsidiaries in 2002	4.37%	9,976	5.42%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	4.32%	13,657	5.41%	13,657

As at December 31, 2008, if the base interest rate for the Peoples Bank of China increases/decreases by 1 per cent., the effective interest rate for bonds would increase/decrease by 1 per cent., and the profit for the year and total equity would decrease/increase by RMB37,500,000 (2007: RMB37,500,000).

As at December 31, 2008, if the two-year US dollar LIBOR swap rate interest rate per annum increased/decreased by 1 per cent., the effective interest rate for deferred consideration would increase/decrease by 1 per cent., and the profit for the year and total equity would decrease/increase by RMB236,000,000 (2007: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which exposure the Group to fair value interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of Peoples Bank of China and two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

39	Financial instruments (continued)

(c)	Interest rate risk (continued)

As at December 31, 2008, total cash and bank balances of the Group amounted to RMB218,259,000,000 (2007: RMB188,544,000,000), the interest income for 2008 was RMB6,002,000,000 (2007: RMB4,015,000,000) and the average interest return rate was 2.95 per cent. (2007: 2.35 per cent.). Assuming the total cash and bank balances are stable in the coming year and return rate increases/decreases by 1 per cent., the profit for the year and total equity would approximately increase/decrease by RMB1,641,000,000 (2007: RMB1,433,000,000).

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

The Group has foreign currency risk as certain cash and cash equivalents are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 0.9 per cent. (2007: 4.3 per cent.) of the total cash and cash equivalent balance and major business operations of the Group were carried out in RMB, the Group does not expect any appreciation or depreciation of the RMB against foreign currency which might materially affect the Group’s result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2008 and 2007 except as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million
Interest-bearing borrowings - bonds	9,920	10,145	9,949	9,404

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

40	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31, 2008 not provided for in the consolidated financial statements were as follows:

	2008	2007
	RMB million	RMB million
Commitments in respect of land and buildings

- authorized and contracted for	2,863	2,642
- authorized but not contracted for	12,488	10,346

	15,351	12,988

Commitments in respect of telecommunications equipment

- authorized and contracted for	14,074	13,424
- authorized but not contracted for	72,650	71,817

	86,724	85,241

Total commitments

- authorized and contracted for	16,937	16,066
- authorized but not contracted for	85,138	82,163

	102,075	98,229

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

40	Commitments (continued)

(b)	Operating lease commitments

As at December 31, 2008, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2008

Within one year	3,797	905	517	5,219
After one year but within five years	7,998	1,499	455	9,952
After five years	2,977	436	127	3,540

	14,772	2,840	1,099	18,711

As at December 31, 2007

Within one year	3,099	1,045	665	4,809
After one year but within five years	6,313	1,253	495	8,061
After five years	2,191	350	63	2,604

	11,603	2,648	1,223	15,474

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

41	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 12(a).

On April 22, 2009, the State Administration of Taxation of the PRC issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) with effect from January 1, 2008. Pursuant to the Notice, the Company is required to withhold enterprise income tax at 10 per cent. of the payment of dividend to its non-resident enterprise shareholders. On May 12, 2009, the Company made an announcement in relation to the withholding and payment of enterprise income tax for non-resident enterprises in respect of 2008 final dividend which was approved by the shareholders in the Annual General Meeting on May 19, 2009.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

42	Ultimate holding company

The directors consider the ultimate holding company as at December 31, 2008 to be China Mobile Communications Corporation, a company incorporated in the PRC.

43	Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 16, 17 and 39 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

43	Accounting estimates and judgements (continued)

Key sources of estimation uncertainty (continued)

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

44	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2008

Up to the date of issue of these consolidated financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2008 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and consolidated financial statements:

Effective for accounting periods beginning on or after
IFRIC Interpretation 13	Customer loyalty programmes	July 1, 2008

IAS 1 (Revised)	Presentation of financial statements	January 1, 2009

IAS 23 (Revised)	Borrowing costs	January 1, 2009

IFRS 8	Operating segments	January 1, 2009

Amendment to IAS 27	Consolidated and separate financial statements - Cost of an investment in a subsidiary, jointly controlled entity or associate	January 1, 2009

Amendment to IFRS 2	Share-based payment - Vesting conditions and cancellations	January 1, 2009

Amendments to IFRS 7	Improving disclosures about financial instruments	January 1, 2009

IAS 27 (Revised)	Consolidated and separate financial statements	July 1, 2009

IFRS 3 (Revised)	Business combinations	July 1, 2009

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2008

44	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting year ended December 31, 2008 (continued)

The Group is in the process of making an assessment of what the impact of these amendments, new and revised standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to result in a restatement of the Group’s results of operations and financial position except for IFRIC Interpretation 13, Customer loyalty programmes.

IFRIC Interpretation 13 addresses the accounting by companies that grant loyalty award credits (sometimes referred to as ‘points’) to customers who buy goods or services. It requires the award to be accounted for as a separate component of the sale transaction, with the fair value of the award being deferred until the obligation to provide free or discounted goods or services has been redeemed. IFRIC Interpretation 13 is effective for annual periods beginning on or after July 1, 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is assessing the impact of this interpretation on the Group’s result of operation and financial position.

In addition, IAS 1 (revised), Presentation of financial statements, which is effective for annual periods beginning on or after January 1, 2009, may result in new or amended disclosures in the consolidated financial statements, including restatement of comparative amounts in the first period of adoption.