Form 20-F
period 2009-12-31
CHINA MOBILE LTD /ADR/
filed 2010-06-07
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, 20,060,853,651 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

•

the expected impact of any acquisitions or other strategic transactions, including future strategic cooperation with Shanghai Pudong Development Bank Co., Ltd., or SPD Bank, in connection with our proposed investment in SPD Bank;

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

•

our ability to effectively integrate our mobile e-Commerce platform with the e-Commerce platform of SPD Bank in connection with our proposed investment in, and strategic cooperation with, SPD Bank; and

•

changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the PRC government’s policies with respect to new entrants in the PRC telecommunications industry, the entry of foreign companies into Mainland China’s telecommunications market and Mainland China’s continued economic growth.

In addition, our future business expansion and other capital expenditure and development plans are dependent on numerous factors, including:

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

•

the availability of further approvals from the banking regulatory authorities of the PRC, if required, to enter into and expand our mobile e-Commerce business through our proposed investment in and strategic cooperation with SPD Bank;

•	our ability to succeed in developing mobile e-Commerce products, including through collaboration with SPD Bank; and

•	the availability of qualified management and technical personnel.

Special Note on Our Financial Information and

Certain Statistical Information Presented in This Annual Report

Our consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009 and consolidated balance sheets as of December 31, 2008 and 2009 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

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

With effect from January 1, 2009, the Company retrospectively adopted the IFRIC Interpretation 13 — Customer Loyalty Programmes, or IFRIC Interpretation 13, issued by the International Financial Reporting Interpretations Committee on June 28, 2007. The comparative figures as of and for each of the years ended December 31, 2006, 2007 and 2008 have been restated in accordance with IFRIC Interpretation 13.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the four-year period ended December 31, 2009. Except for amounts presented in U.S. dollars, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2007, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the year ended December 31, 2006 and the selected historical consolidated balance sheet data as of December 31, 2006 and 2007 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated financial statements have been prepared in accordance with IFRS.

With effect from January 1, 2009, the Company retrospectively adopted the IFRIC Interpretation 13. The comparative figures as of and for each of the years ended December 31, 2006, 2007 and 2008 have been restated in accordance with IFRIC Interpretation 13.

	As of or for the year ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2009
	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue	293,562	357,477	411,810	452,103	66,233
Operating expenses	202,555	233,764	269,415	305,095	44,697
Profit from operations	91,007	123,713	142,395	147,008	21,537
Profit before taxation(2)	95,258	128,883	149,523	153,836	22,537
Taxation(2)	(29,760)	(42,143)	(36,735)	(38,413)	(5,628)
Profit for the year attributable to equity shareholders	65,410	86,623	112,627	115,166	16,872
Basic earnings per share(3)	3.29	4.33	5.62	5.74	0.84
Diluted earnings per share(3)	3.26	4.26	5.53	5.67	0.83
Basic earnings per ADS(3)	16.44	21.65	28.10	28.71	4.21
Diluted earnings per ADS(3)	16.29	21.29	27.66	28.35	4.15
Shares utilized in basic calculation (in thousands)	19,892,968	20,005,123	20,043,934	20,057,674	20,057,674
Shares utilized in diluted calculation (in thousands)	20,078,549	20,339,428	20,356,126	20,312,459	20,312,459

	As of or for the year ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2009
	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Balance Sheet Data:
Working capital(4)	28,489	49,916	56,611	77,550	11,361
Cash and cash equivalents	71,167	78,859	87,426	78,894	11,558
Deposits with banks	82,294	109,685	130,833	185,613	27,192
Accounts receivable, net	7,153	6,985	6,913	6,405	938
Property, plant and equipment, net	218,274	257,170	327,783	360,075	52,751
Total assets	495,436	564,169	658,427	751,368	110,076
Bonds(5)	12,937	9,949	9,920	9,918	1,453
Deferred consideration payable(6)	23,633	23,633	23,633	23,633	3,462
Total liabilities	177,714	192,020	217,776	243,734	35,707
Share capital	2,130	2,136	2,138	2,139	313
Shareholders’ equity	317,351	371,661	440,022	506,748	74,239
Other Financial Data:
Capital expenditures and land lease prepayments(7)	77,566	99,551	122,814	116,675	17,093
Net cash generated from operating activities	149,346	168,612	193,647	207,123	30,344
Net cash used in investing activities	(118,841)	(123,039)	(139,026)	(165,927)	(24,308)
Net cash used in financing activities	(23,587)	(37,276)	(45,684)	(49,774)	(7,292)
Dividend declared or proposed	31,156	39,883	48,364	49,544	7,258
Dividend declared per share (RMB)	1.566	2.000	2.415	2.471	0.36
Dividend declared per share (HK$)	1.542	2.098	2.743	2.804	0.36

(1)	With effect from January 1, 2009, the Company retrospectively adopted the IFRIC Interpretation 13. The comparative figures have been restated according to IFRIC Interpretation 13.
(2)	Amortization of tax credit on purchase of domestically manufactured telecommunications equipment is included in income tax expense in 2007, 2008 and 2009. Accordingly, the amounts in 2006 have been reclassified to conform to current year’s presentation.
(3)	The basic earnings per share and per ADS amounts have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares and the weighted average number of ADSs, respectively, outstanding in 2006, 2007, 2008 and 2009. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share.
(4)	Represents current assets minus current liabilities.
(5)	The guaranteed bonds due 2007 with an aggregate principal amount of RMB3,000 million were fully redeemed upon maturity on October 28, 2007.
(6)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(7)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8259 = US$1.00 and HK$7.7536 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8305 = US$1.00 and HK$7.7850 = US$1.00, respectively, on May 28, 2010. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
December 2009	6.8299	6.8244	December 2009	7.7572	7.7495
January 2010	6.8295	6.8258	January 2010	7.7752	7.7539
February 2010	6.8330	6.8258	February 2010	7.7716	7.7619
March 2010	6.8270	6.8254	March 2010	7.7648	7.7574
April 2010	6.8275	6.8229	April 2010	7.7675	7.7565
May 2010	6.8310	6.8245	May 2010	7.8030	7.7626

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2005, 2006, 2007, 2008 and 2009, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may have a material adverse effect on our business, financial condition, results of operations and prospects as well as our ordinary shares and ADSs.

Risks Relating to Our Business

We may not be able to achieve a high level of growth due to, among other things, the increase in the mobile penetration rate in Mainland China and the effects of the restructuring of the telecommunications industry in Mainland China.

We have experienced significant growth over the past few years, measured by the increase in both our customer base and our revenue. We cannot assure you, however, that we will be able to achieve a high level of growth in the future. In particular, the mobile penetration rate in Mainland China reached 56.3% as of December 31, 2009, and the mobile telecommunications markets in some of the larger cities of Mainland China have begun showing signs of saturation. Moreover, the effects of the restructuring of the telecommunications industry in 2008 that has significantly changed the competitive landscape in the telecommunications industry in Mainland China have begun to emerge, and have principally resulted in further intensified competition. See “— Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” In addition, changes in the macroeconomic environment arising from the global financial crisis have had an adverse impact on Mainland China as well as its telecommunications industry in 2009. All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. As a result, our customer base grew at a lower rate in 2009 than in prior years. We had 65.0 million new customers in 2009, representing a 26.0% decrease from the number of new customers that we added for 2008. Furthermore, our operating revenue grew by 9.8% in 2009 as compared to 15.2% in 2008. Our efforts to achieve growth could be hampered if we are unable to compete effectively with other telecommunications services providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers. In May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MIIT, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.” Following the announcement of the policy initiative, China United Telecommunications Corporation, formerly our largest competitor, combined with China Network Communications Group Corporation to form China United Network Communications Group Company Limited, or China Unicom, while China Telecommunications Corporation, or China Telecom, acquired the Code Division Multiple Access, or CDMA, business previously owned and operated by China United Telecommunications Corporation and became a new mobile telecommunications services provider that directly competes with us. Both of these developments resulted in more competitive pressures on us. In addition, under the PRC government’s policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. See “Item 4. Information on the Company — Business Overview — Competition.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Our customer base grew at a lower rate in 2009 than in prior years. Furthermore, our market share was approximately 70.6% as of December 31, 2009, as compared to 72.4% as of December 31, 2008. We cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to replace customers. Furthermore, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

The TD-SCDMA industry chain is still at a developing stage. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services, which could have a material adverse effect on our financial condition and results of operations.

We are committed to pursuing our 3G business based on the TD-SCDMA technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. If the TD-SCDMA technology does not continue to perform satisfactorily, we may not be able to effectively and economically deliver our 3G services based on this technology. Furthermore, we face intense competition in the delivery of TD-SCDMA based 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA2000, technologies, both of which are perceived to be more mature 3G technologies that have been used widely in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be widely adopted, or if this technology does not otherwise perform satisfactorily, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects will suffer and our revenues and profitability could be materially and adversely affected.

The TD-SCDMA industry chain, including companies that manufacture, or conduct research and development activities relating to, TD-SCDMA systems, terminals, chipsets and instruments, has undergone significant growth, but remained at a development stage, in 2009, with the related technologies and products lacking in sophistication and maturity. As a result, we continued to experience challenges in the deployment of our 3G services. For example, TD-SCDMA handsets currently available on the market still lack variety and may be comparatively more expensive. We may not be able to successfully overcome our current challenges and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

In addition, we have made substantial investments and incurred significant expenses in the development of our 3G services, including the leasing of network capacity from our parent company, China Mobile Communications Corporation, or CMCC, and the development of our 3G market. As of December 31, 2009, our 3G network covered 238 cities in Mainland China, which represent more than 70% of all prefecture-level cities nationwide, and we are in the process of further expanding the coverage of our 3G services. As of April 30, 2010, approximately 8.4 million of our customers used 3G terminals. We expect to continue making significant investments in the construction of our core mobile telecommunications network and related systems and facilities, which will be used for both our 2G and 3G services. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If our 3G services do not gain sufficient popularity among potential customers, or if we encounter other challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations.

Extensive government regulation may limit our flexibility to respond to changes in market conditions or competition.

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

Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. Moreover, we cannot predict when or if changes in tariff policies or rates may occur. Future adverse changes in tariff policies and rates could significantly decrease our revenues and materially reduce our profitability.

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on a 3G license granted to CMCC by the MIIT. If these approvals or licenses are revoked or suspended, or if the conditions or other obligations relating to these approvals or licenses are amended in a manner that is detrimental to us, our business and operations could be materially and adversely affected.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. In particular, under the restructuring initiatives announced in May 2008, the PRC government encourages the offering of roaming services across different mobile telecommunications networks, and the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. In addition, the PRC government may implement other asymmetrical regulatory measures, such as the mobile number portability policies that have been under trial implementation in Hainan Province and Tianjin, which could allow customers to switch to another mobile telecommunications operator while being able to retain their existing mobile numbers. We cannot predict at this point in time the impact, if any, that such offering of roaming services or other measures may have on our business and prospects. The implementation of asymmetrical regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability.

We may be affected by the enactment of a new telecommunications law and the promulgation of new telecommunications regulations.

To provide a uniform regulatory framework for the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. It has been reported that the draft telecommunications law, which has been included in the legislative agenda of the State Council for 2010, is currently under review by the State Council. If and when the telecommunications law is adopted by the National People’s Congress, it is expected to become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what will be its nature and scope. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could have a material adverse effect our business, financial condition and results of operations.

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

As of April 30, 2010, CMCC indirectly owned approximately 74.22% of our outstanding shares. Accordingly, CMCC is, and will be, able to:

•	nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management;

•	determine the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may pursue business and other initiatives that may not be in our best interest or may otherwise conflict with our interests and the interests of our minority shareholders.

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

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 40 MHz of spectrum to be used for transmission and reception nationwide, respectively, in the 900 MHz and 1800 MHz frequency bands to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. Under the existing agreement between CMCC and us, we have the exclusive rights among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to develop mobile telecommunications services using new wireless telecommunications technologies. Moreover, we, as well as CMCC, may not be able to obtain additional spectrum from the MIIT. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential and future prospects.

We estimate that we will require approximately RMB301.4 billion (approximately US$44.2 billion) for capital expenditures from 2010 through the end of 2012 for a range of projects and other expenditures, including, among others, the construction of our core mobile telecommunications networks and related systems and facilities, the construction of our 2G wireless network and the development of new technologies and new businesses. We believe that cash from operations, together with any necessary borrowings, will provide sufficient financial resources to meet our projected capital and other expenditure requirements. We may require additional funds to the extent we have underestimated our capital requirements or overestimated our future cash flows from operations. In addition, a significant feature of our business strategy is to continue exploring opportunities in developing new technologies and new businesses in the telecommunications industry, which may require additional capital resources. We cannot assure you that any financing we may need will always be available to us on commercially acceptable terms or on a timely basis. In addition, any future issuance of equity securities, including securities convertible into or exchangeable for or that represent the right to receive equity securities, may require approval from the relevant government authorities. If adequate capital is not available, our growth potential and future prospects could be materially and adversely affected.

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

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue a negative opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our ordinary shares and ADSs to decline significantly. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may conduct a public offering and listing of our shares in Mainland China, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

We may conduct a public offering and listing of our shares in Mainland China. The offering may take the form of an offering of a separate class of our ordinary shares denominated in Renminbi and listed on the International Board of the Shanghai Stock Exchange. We have not set a specific timetable for an offering in the PRC. The precise timing of the offering and listing of our shares in Mainland China would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions. In particular, the rules of the International Board of the Shanghai Stock Exchange are currently being promulgated by the Shanghai Stock Exchange. If our public offering in Mainland China is completed, we would become subject to the applicable laws, rules and regulations governing public companies listed in Mainland China, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

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

Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all local calls between our customers and customers of other networks. Interconnection and leased line arrangements are also necessary for international and certain domestic calls. We have entered into interconnection and transmission line leasing agreements with other operators. We cannot assure you that increasing usage of the other networks would not result in additional strain on its switching capacity, or that the existing quality of the other networks will remain adequate.

The terms of our interconnection arrangements and leased line arrangements have a material impact on our operating revenue and expenses. In addition, our business and operations may be materially and adversely affected, and our profitability severely reduced, if we are unable to enter into future interconnection and leased line agreements on commercially acceptable terms or on a timely basis.

We may not be able to successfully integrate, and achieve the benefits we expect from, our proposed investment in and strategic cooperation with SPD Bank due to a number of factors, some of which are beyond our control.

In March 2010, we, through our wholly-owned subsidiary China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, entered into a share subscription agreement with SPD Bank, pursuant to which Guangdong Mobile would acquire 20% of the enlarged share capital of SPD Bank for an aggregate amount of RMB39,801.4 million (approximately US$5,831 million), subject to customary closing conditions, including the obtaining of all necessary regulatory approvals. Concurrent with the share subscription agreement, Guangdong Mobile and we also entered into a memorandum of understanding on strategic cooperation with SPD Bank with the intention of entering into a strategic cooperation agreement within three months after the completion of the share subscription. See “Item 4. Information on the Company — Business Overview — Proposed investment in, and cooperation with, SPD Bank.” It is contemplated under the memorandum of understanding on strategic cooperation that we and SPD Bank will closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses in Mainland China. Our investment in SPD Bank may not yield our desired level of return. In addition, any strategic cooperation may not produce the intended benefits due to a number of factors, some of which are beyond our control, including the lack of a well-developed consumer market for mobile e-Commerce in Mainland China. Moreover, we cannot assure you that no approvals from the banking regulatory authorities of the PRC would be required in connection with any of the mobile communications, mobile finance and e-Commerce products that we may develop in the future or that we will be able to obtain all necessary approvals in order for us to achieve the expected benefits from our cooperation with SPD Bank. We also cannot assure you that we will not be subject to any form of supervision or regulation of the PRC banking regulatory authorities, such as the China Banking Regulatory Commission, as a result of any of our future cooperation arrangements with SPD Bank. If we encounter difficulties in carrying out our cooperation with SPD Bank, we could be exposed to business risks and the prospects of the mobile finance and mobile e-Commerce businesses contemplated to be jointly developed by us and SPD Bank may be materially and adversely affected.

Risks Relating to the Telecommunications Industry in Mainland China

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

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. If China’s economic growth slows down, there will be reduced business activities, reduced voice traffic, and reduced demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

The Renminbi is not a freely convertible currency, which could limit the ability of our subsidiaries in Mainland China to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to us.

Substantially all of our revenues, operating expenses and capital expenditures are denominated in Renminbi, while a portion of our indebtedness are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. The Renminbi is currently freely convertible under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless prior approval of the State Administration of Foreign Exchange of the PRC is obtained.

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

Several natural disasters and health hazards have struck Mainland China in recent years. For example, in early 2008, parts of Mainland China experienced what was reportedly the most severe winter weather in the country in half a century. Our base stations in the areas affected by such severe winter weather suffered power failures and our network equipment sustained other significant damages due to this severe winter weather. In addition, a major earthquake registering 8.0 on the Richter scale struck Sichuan Province and certain other parts of Mainland China in May 2008. Our network equipment, including our base stations, in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, and the severe acute respiratory syndrome, or SARS, as well as the outbreak of influenza A(H1N1) in recent years. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong. As of December 31, 2009, the total population residing in Mainland China was approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of customers as of December 31, 2009. As of the same date, our total number of customers was approximately 522.3 million, representing approximately 70.6% of all mobile customers in Mainland China. As of April 30, 2010, our total number of customers reached approximately 544.2 million.

Recent Developments

In March, 2010, we, through our wholly-owned subsidiary Guangdong Mobile, entered into a share subscription agreement with SPD Bank, pursuant to which Guangdong Mobile would acquire 20% of the enlarged issued share capital of SPD Bank, subject to customary closing conditions, including the obtaining of all necessary regulatory approvals. See “Item 4. Information on the Company — Business Overview — Proposed investment in, and cooperation with, SPD Bank.”

Concurrent with the share subscription agreement, Guangdong Mobile and we also entered into a memorandum of understanding on strategic cooperation with SPD Bank with the intention of entering into a strategic cooperation agreement in the near future. It is contemplated under the memorandum of understanding on strategic cooperation that we and SPD Bank will closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses in Mainland China, including the joint development of mobile phone payments business, mobile bank cards business, mobile funds transfer business and other forms of mobile finance and mobile e-Commerce businesses.

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

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong Province and Zhejiang Province, conducted by Guangdong Mobile Communication Company Limited (currently known as China Mobile Group Guangdong Co., Ltd.) and Zhejiang Mobile Communication Company Limited (currently known as China Mobile Group Zhejiang Co., Ltd.), or Zhejiang Mobile, respectively. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile.

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

These acquisitions have significantly enlarged our customer base and expanded the geographical coverage of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale.

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

As part of the restructuring, the telecommunications operations previously controlled by the former Ministry of Posts and Telecommunications were separated along four business lines: fixed-line telecommunications, mobile telecommunications, paging and satellite telecommunications. As part of this separation, CMCC was established in July 1999 as a state-owned company to hold and operate the mobile telecommunications business nationwide, which obtained the approximately 57% holding of voting shares and economic interest in China Mobile (Hong Kong) Group Limited, our indirect controlling shareholder, previously held by Telpo Communications (Group) Limited, an entity 100% controlled by the former Ministry of Posts and Telecommunications. The remaining 43% interest in China Mobile (Hong Kong) Group Limited previously held by the Directorate General of Telecommunications was transferred to CMCC in May 2000. As a result, CMCC became the owner of all voting shares and economic interest in China Mobile (Hong Kong) Group Limited and thus all of the PRC government’s interest in us. As of April 30, 2010, CMCC indirectly owned approximately 74.22% of all our outstanding shares, including shares represented by ADSs.

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

On May 24, 2008, the MIIT, the National Development and Reform Commission and the Ministry of Finance issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China. According to the joint announcement, the principal objectives of such further reform include, among others: (i) supporting the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and customer base) then owned by China United Telecommunications Corporation; (b) the merger between China United Telecommunications Corporation and China Netcom; (c) the transfer of the basic telecommunications services business then operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong Telecommunications Corporation, or China Tietong, into CMCC. The joint announcement required that detailed implementation plans relating to these restructuring transactions be formulated by the relevant parties involved, subject to, in each case, agreement on terms among the relevant parties and approvals by applicable PRC government authorities, and carried out, as applicable, in accordance with customary practices in the domestic and international capital markets.

Following the joint announcement, China Telecom acquired the CDMA network (including both assets and customer base) formerly owned by China United Telecommunications Corporation in July 2008, and China United Telecommunications Corporation and China Netcom completed their merger to form China Unicom in January 2009. China Tietong became a wholly-owned subsidiary of CMCC on July 31, 2008. On January 7, 2009, the MIIT issued a CDMA 2000 3G license to China Telecom, a WCDMA 3G license to China Unicom and a TD-SCDMA 3G license to CMCC, our parent company.

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

Organizational Structure

As of April 30, 2010, CMCC, a company incorporated in China, owned 74.22% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of April 30, 2010, we owned 100% equity interests in Guangdong Mobile, Zhejiang Mobile, China Mobile Group Jiangsu Co., Ltd., or Jiangsu Mobile, China Mobile Group Fujian Co., Ltd., or Fujian Mobile, China Mobile Group Henan Co., Ltd., or Henan Mobile, China Mobile Group Hainan Co., Ltd., or Hainan Mobile, China Mobile Group Beijing Co., Ltd., or Beijing Mobile, China Mobile Group Shanghai Co., Ltd., or Shanghai Mobile, China Mobile Group Tianjin Co., Ltd., or Tianjin Mobile, China Mobile Group Hebei Co., Ltd., or Hebei Mobile, China Mobile Group Liaoning Co., Ltd., or Liaoning Mobile, China Mobile Group Shandong Co., Ltd., or Shandong Mobile, China Mobile Group Guangxi Co., Ltd., or Guangxi Mobile, China Mobile Group Anhui Co., Ltd., or Anhui Mobile, China Mobile Group Jiangxi Co., Ltd., or Jiangxi Mobile, China Mobile Group Chongqing Co., Ltd., or Chongqing Mobile, China Mobile Group Sichuan Co., Ltd., or Sichuan Mobile, China Mobile Group Hubei Co., Ltd., or Hubei Mobile, China Mobile Group Hunan Co., Ltd., or Hunan Mobile, China Mobile Group Shaanxi Co., Ltd., or Shaanxi Mobile, China Mobile Group Shanxi Co., Ltd., or Shanxi Mobile, China Mobile Group Neimenggu Co., Ltd., or Neimenggu Mobile, China Mobile Group Jilin Co., Ltd., or Jilin Mobile, China Mobile Group Heilongjiang Co., Ltd., or Heilongjiang Mobile, China Mobile Group Guizhou Co., Ltd., or Guizhou Mobile, China Mobile Group Yunnan Co., Ltd., or Yunnan Mobile, China Mobile Group Xizang Co., Ltd., or Xizang Mobile, China Mobile Group Gansu Co., Ltd., or Gansu Mobile, China Mobile Group Qinghai Co., Ltd., or Qinghai Mobile, China Mobile Group Ningxia Co., Ltd, or Ningxia Mobile, China Mobile Group Xinjiang Co., Ltd., or Xinjiang Mobile, China Mobile Group Design Institute Co., Ltd., or Jingyi, China Mobile Communication Company Limited, or CMC, and Hong Kong Mobile through intermediate holding companies, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. As of April 30, 2010, we owned 25% equity interests in JIL B.V., or JIL, a private limited liability company incorporated in the Netherlands.

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

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on a core mobile telecommunications network that is shared by both our 2G and 3G businesses and TD-SCDMA wireless network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. CMCC’s TD-SCDMA wireless network covered 238 cities in Mainland China as of December 31, 2009, which represented more than 70% of all prefecture-level cities nationwide.

Our Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to enhance our businesses in the mobile telecommunications market by innovatively developing new customers and new voice usage and value-added business opportunities as well as further expanding our efforts in exploring the rural and corporate customer markets. We intend to continue enhancing our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services, and strengthening our ability to innovate in terms of services, businesses, technologies and management, so as to further develop our multi-media communications services and become the leader in providing mobile information. Moreover, we will continue to expand both the geographic coverage and the service offerings of our 3G services and to accelerate the development of the long-term evolution, or LTE, technology, which is a mainstream standard for the evolution of existing 3G technologies.

We believe the mobile telecommunications market in Mainland China will continue to expand, and we have designed our business strategy to achieve sustainable growth. Our business strategy includes the following key elements:

•	continue to develop new customers, particularly new corporate customers;

•	further expand our customer base in rural areas;

•	develop new voice usage opportunities;

•	expand our efforts in developing value-added business;

•	enhance our competitive advantages in terms of scale of operations and networks;

•	refine and optimize our telecommunications and information technology supporting networks;

•	enhance our brand and improve our customer services;

•	strengthen our sales and marketing channels;

•	continue to emphasize innovation in terms of services, businesses, technologies and management;

•	promote the integration of our 2G and 3G networks and a smooth transition for customers upgrading from our 2G services to 3G services;

•	leverage our existing competitive advantages to promote our 3G services;

•

capitalize on the policies of the PRC government that seek to promote the development of the TD-SCDMA industry and participate in the development of the TD-SCDMA industry chain and improvement of the TD-SCDMA technology;

•	accelerate the development of the LTE technology;

•	promote the synchronized development and convergence of TD-LTE and FDD-LTE, the two models of the LTE technology;

•

explore new business opportunities in areas of mobile Internet and the “Internet of Things” and in connection with the proposed convergence of television and radio broadcasting, telecommunications and Internet access businesses in the PRC; and

•	promote more centralized, standardized and informatized management processes and further enhance the cost-efficiency of our operations.

Customers and Usage

Our customer base has grown substantially from approximately 457.3 million at the end of 2008 to approximately 522.3 million at the end of 2009. As of December 31, 2009, we had a market share of approximately 70.6% in Mainland China. As of April 30, 2010, our total number of customers reached approximately 544.2 million, and approximately 8.4 million of our customers used 3G terminals. Our customer growth is primarily attributable to a number of factors, including:

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

We continued to experience growth in our corporate customer base in 2009. As of December 31, 2009, the total number of our corporate accounts reached 2.8 million, with the number of individual customers served under corporate accounts reaching 184.8 million, representing 35.4% of our total customer base.

Nearly half of our customer growth in 2009 came from rural areas. Our participation in the PRC government’s Home Appliance to the Countryside Program, which is a nationwide program that supply subsidized household electronics to rural areas, has helped promote our sales and grow our customer base in the rural areas of Mainland China. Capitalizing on our first-mover advantage in rural markets, we were able to continue developing our customer base in the rural areas in 2009.

However, our customer base grew at a lower rate in 2009 than in prior years. With the mobile telecommunications markets in some of the larger cities of Mainland China becoming saturated and competition among mobile telecommunications operators intensifying, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage volume reached 2,918.7 billion minutes in 2009, representing an increase of approximately 19.6% from 2008. As of December 31, 2009, the number of our value-added business users reached 463.4 million, which was an increase of approximately 10.4% compared to December 31, 2008. Furthermore, our SMS usage volume reached 681.2 billion messages in 2009, representing an increase of approximately 12.2% from 2008.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2007	2008	2009
Customer Base (in millions)	369.3	457.3	522.3

Total Voice Usage Volume (in billions of minutes)	1,818.9	2,441.3	2,918.7

Average Minutes of Usage Per User Per Month (minutes)(1)	455	492	494

Average Revenue Per User Per Month (RMB)(2)	89	83	77

Average Monthly Churn Rate (%)(3)	2.64	2.71	3.30

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The operating revenue in 2007, 2008 and 2009 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009, respectively.
(3)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and growth in our customer base.

Businesses

Our businesses primarily consist of voice business and value-added business.

Voice Business. Our voice business focuses on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice business has continued to grow, and total voice usage volume increased approximately 19.6% in 2009 compared to 2008.

Value-Added Business. Our value-added business includes voice value-added services, short message services, or SMS, and non-SMS data business.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and others services.

Our SMS mainly includes customer-to-customer messages, “Monternet”–based short messages and others.

Our non-SMS data business mainly includes, Handset Internet Access, “Color Ring”, Wireless Music, Mobile Paper, multimedia messaging service, or MMS, “139 Mailbox”, “Fetion”, “12580 Integrated Information Service Line”, Mobile Market, Mobile Reading, Mobile Video, Mobile Wallet, Mobile Gaming, Mobile Map, “139 Community” and Internet Data Center, or IDC.

We believe that value-added business, in particular data business, will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2009, we increased the promotion of our value-added business by providing customers with diversified and personalized services. Revenue from our value-added business increased to RMB131,434 million in 2009, representing an increase of 16.0% from 2008. As a percentage of operating revenue, revenue generated from value-added business increased to 29.1% in 2009 from 27.5% in 2008. As of December 31, 2009, the number of our value-added business users reached 463.4 million, which represented a 10.4% increase compared to 419.8 million users as of December 31, 2008. We continued to maintain a leading position in value-added business in Mainland China during 2009.

We plan to continue developing new applications and functions for SMS to further stimulate the growth of the SMS business. In addition, we seek to continue driving the growth momentum of our more mature data products, such as Handset Internet Access, “Color Ring”, MMS and to focus on expanding the customer base for our other key data products, such as Wireless Music, Mobile Paper, “139 Mailbox” and “Fetion”. At the same time, we expect to continue optimizing our products and applications and offering new businesses, such as Mobile Market, Mobile Reading, Mobile Video, Mobile Wallet and Mobile Gaming, to a wider customer base.

We also plan to continue promoting industry-specific applications of value-added business to corporate customers to further enhance the penetration and utilization of value-added business. During 2009, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. We also expanded our M2M and Mobile e-Commerce businesses in different areas involving our corporate customers. As of December 31, 2009, the total number of our corporate accounts reached 2.8 million.

SMS. SMS refers to services that employ the existing resources of GSM networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including customer-to-customer messages, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our customers, and this business has grown rapidly in recent years. In particular, short message usage volume reached 681,225 million messages in 2009 from 607,129 million messages in 2008, and revenue generated from SMS business reached RMB53,557 million in 2009 compared to RMB50,318 million in 2008.

Handset Internet Access. Handset Internet Access is a service provided by us to our customers enabling wireless access to the Internet (including both wireless application protocol, or WAP, and world wide web, or WWW, websites). We continued to experience growth in our Handset Internet Access businesses in 2009. Revenue generated from Handset Internet Access services reached RMB18,338 million in 2009 compared to RMB12,977 million in 2008.

“Color Ring”. “Color Ring” refers to the service where customers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. We continued to experience growth in our Color Ring business in 2009. Revenue generated from our Color Ring business reached RMB15,413 million in 2009 compared to RMB14,357 million in 2008.

Wireless Music. Wireless Music refers to a service that provides music services to customers through mobile telecommunications networks. In 2009, we continued our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to wireless music products based on “Color Ring”, “IVR for Wireless Music” and “Ringtone Download”. We recorded 82 million times of music downloads in 2009.

Mobile Paper. Mobile Paper is a business we have developed in cooperation with mainstream media in Mainland China and elsewhere, which provides customers with updated information services (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS, Handset Internet Access and other types of service. The number of paying customers of Mobile Paper reached 49.12 million as of December 31, 2009 compared to 41.49 million as of December 31, 2008.

MMS. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Revenue generated from MMS business reached RMB3,306 million in 2009 compared to RMB2,873 million in 2008.

“139 Mailbox”. “139 Mailbox” provides customers with typical Internet based mailbox functions and enables them to send and receive as well as manage their emails using SMS, MMS and Handset Internet Access. The number of active customers of “139 Mailbox” reached 23.75 million as of December 31, 2009.

“Fetion”. “Fetion” enables mobile customers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our “Fetion” business continued to grow significantly in 2009. The number of active customers of “Fetion” reached 62.56 million as of December 31, 2009, as compared to 37.24 million as of December 31, 2008.

We have also strengthened our efforts with respect to other new products and applications in our value-added business. We have launched Mobile Market, providing customers with an open platform that enables convenient downloads of mobile software and applications. We have also launched our proprietary OMS platform, an intelligent mobile terminal software platform. Jointly working with handset vendors, we have launched OPhone handsets and provided an end-to-end mobile Internet user experience. We believe that these new products and applications have enhanced our value-added business.

We will continue to develop and promote the application of the “Internet of Things”, which is a network of objects equipped with identifying devices, such as SIM cards, sensors and two-dimensional codes, and connected to a wireless network that is capable of enabling information exchange between objects.

Tariffs

The tariffs payable by our customers include primarily usage charges, monthly fees (if applicable) and service fees for voice value-added services and data services. Effective on January 1, 2010, when not using roaming services, our customers incur usage charges in the form of either local usage charges or, for outgoing domestic and international long distance calls, domestic and international long distance charges. When using domestic roaming services, our customers incur either domestic roaming usage charges or, for outgoing international long distance calls, international long distance charges. When using international roaming services, our customers incur charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. We also have flexible long distance tariff plans distinguishing between day time and night time usage, and offer tailored service plans based upon customer requirements as well as our network resources.

Our tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. As a general matter, the actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In addition, base usage charges, monthly fees, maximum domestic roaming usage charges and maximum applicable long distance tariffs (other than tariffs for Internet Protocol, or IP, phone calls) are also determined generally by the MIIT in consultation with the National Development and Reform Commission. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which resulted in network operators having more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming usage charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level.

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime and mobile telecommunications operators, including us, have been implementing the caller-party-pays regime. All of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime. We expect decreases in tariffs to generally result in usage volume increases.

In March 2008, the MII reduced the maximum domestic roaming usage charges that a mobile telecommunications services provider may charge on roaming services. In December 2009, the PRC regulators further promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used, and to eliminate local usage charges on outgoing domestic and international long distance calls when roaming services are not used.

We offer our customers a variety of tariff packages that have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. In general, the higher the monthly fee of a tariff package, the greater the price concession we offer.

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

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These agreements provide for the sharing and settlement of revenues from the local usage charges and, if applicable, roaming usage charges and domestic and international long distance charges.

Our networks interconnect with the networks of other operators, which enables our customers to communicate with the customers of those operators and to make and receive local, domestic and international long distance calls. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are standardized from province to province.

Roaming

We provide roaming services to our customers, which allow them to access mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements. As of December 31, 2009, our GSM global roaming services covered 237 countries and regions, while our general packet radio service, or GPRS, global roaming services coverage was extended to 182 countries and regions.

A mobile customer using domestic roaming services is charged at our per-minute roaming usage charges or, for outgoing international long distance calls, international long distance charges. A mobile customer using international roaming services incur charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. In March 2008, the PRC regulators reduced the maximum rate at which a mobile telecommunications services provider may charge on domestic roaming services. In December 2009, the PRC regulators further promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used. We believe that the decrease in roaming usage charges helped drive growth in voice volume usage and that growth in voice volume usage helped partially offset the negative impact of the decline in roaming usage charges.

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

SOFTBANK Corp., Vodafone International Holdings B.V., Cellco Partnership (doing business as Verizon Wireless) and we jointly invested in JIL to promote the development of new mobile technologies, applications and services, particularly the rapidly growing area of mobile Internet services.

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

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets and retail outlets. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for pre-paid services and certain wireless data services, and redemption of “GoTone” points. Furthermore, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of online sales and marketing channels and the integration of the resources relating to sales and marketing channels in the community. The number of our proprietary sales outlets totaled approximately 53,000 as of December 31, 2009, as compared to 47,000 as of December 31, 2008. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different customer groups. We mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end customers, “Easy own” targets the mass market and the “M-Zone” brand targets the young user group through the integration of voice and data services, in each case supported by a series of tailored service packages.

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2009, we had signed service contracts with approximately 2.8 million corporate customers, and individual customers served under these service contracts with corporate accounts accounted for approximately 35.4% of our total customers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

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

Strategies Relating to 3G Services. In 2009, we commenced the operation of our 3G services by leasing wireless network capacity from CMCC. We have been focusing on the integration of the core components of our 2G and 3G networks by employing new mechanisms, new standards and new measurements and by promoting the integration of networks, businesses and applications, which have enabled our 2G customers to upgrade to our 3G services without changing their mobile telephone numbers or SIM cards or requiring re-registration. In addition, we have enhanced our efforts to market new 3G businesses, products and applications, including through our voice, broadband data and value-added businesses, to individuals, families, corporations and those in need of industry information products. CMCC has also created an incentive fund to promote the joint research and development of TD-SCDMA terminals and chipsets with relevant manufacturers, which has contributed to the development of the TD-SCDMA industry chain. We intend to further expand our 3G services by, among other things, leveraging the support from the PRC government in terms of land use, frequency resources and construction of wireless cities. We also intend to continue to partner with organizations within and outside the PRC on the development of TD-LTE.

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

In 2009, we continued to optimize our customer service processes to remove service bottlenecks, resulting in sustained improvement in customer services and achieving broad customer satisfaction.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2009, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding our customer base, offering new services and gaining recognition as symbol of youth culture. We enhanced our brand image and the number of customers increased as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2009 including, among others, developing our portfolio of products, increasing services and industry penetration, selectively providing handset subsidies, allocating more resources to the fast-growing new businesses and optimizing management systems and procedures.

Churn Management. We have devised internal monitoring systems to detect customers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those customers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented customer registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require our customers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis and, if there are unusual circumstances, additional measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a late payment fee is imposed on each customer whose account balance is not settled by the monthly due date. If the customer’s account remains overdue, the customer’s services will be deactivated and such customer must pay all overdue amounts, including applicable late payment fees, to reactivate services. To further control credit risk, we have expanded our service offerings that require customers to pre-pay for services. As a result, a majority of our existing customers pre-pay for our services. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Corporate Social Responsibility. We are committed to fulfilling our responsibility to the community. We have focused on energy conservation and environmental protection by implementing a “Green Action Plan” in many aspects of our operations. We have also strived to build an “informatized” society, help eliminate the perceived digital divide, care for the underprivileged and proactively support public welfare initiatives. When natural disasters such as severe snow storms and earthquakes hit Mainland China in 2008, we reacted with timely and effective telecommunications support and services and relief efforts. In 2008, we became the first and only company from Mainland China to be listed on the Dow Jones Sustainability Indexes, or DJSI, a recognition of our corporate social responsibility performance, and were again listed on the DJSI in 2009. We have started issuing Corporate Social Responsibility Reports since 2007.

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

Trademark

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. On January 1, 2008, we entered into a new trademark license agreement to replace the then existing trademark license agreements with CMCC. Under the new trademark license agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. No license fee is payable by us to CMCC under the agreement until December 31, 2012.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, South Korea, Taiwan, Thailand, the United States, Vietnam, South Africa and Yemen. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia and Pakistan, in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

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

Network Capacity Expansion and Optimization Plans. Our customers currently use our 2G services, our 3G services, or both. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G and 3G services, and expanding the coverage and capacity of our integrated network. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 40 MHz of spectrum to be used for transmission and reception nationwide, respectively, in the 900 MHz and 1800 MHz frequency bands to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2009, we had more than 460,000 2G base stations. We anticipate that we will need a significant number of new base stations in connection with the expansion of our mobile telecommunications networks. We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

In connection with the 3G wireless network capacity that we lease from CMCC, CMCC had over 80,000 3G base stations in operation as of the end of 2009.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2009, we purchased our networks equipment primarily from Huawei Technologies, Ericsson, Nokia, ZTE and Motorola.

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

Under the agreement, Vodafone is our preferred partner in the above mentioned areas, and we are Vodafone’s sole strategic partner in China for all areas of potential cooperation within the scope of the strategic alliance. As part of the alliance, an executive officer of Vodafone has served as a Non-Executive Director of our company since August 2003. Mr. Nicholas Jonathan Read, Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region, currently serves as a Non-Executive Director of our company, having joined our board of directors in March 2009. See “Item 6. Directors, Senior Management and Employees.” As of April 30, 2010, Vodafone held approximately 3.20% of our outstanding shares.

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

Proposed Investment in, and Strategic Cooperation with, Far EasTone

On April 29, 2009, we entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, one of the major mobile telecommunications operators in Taiwan, pursuant to which we would acquire 12% of the enlarged issued share capital of Far EasTone for an aggregate amount of approximately 17,773.6 million New Taiwan dollars (approximately RMB3,797.2 million or US$556.3 million, based on the respective exchange rate of 4.6807 New Taiwan dollars = RMB1.00 or 31.95 New Taiwan dollars = US$1.00 as of December 31, 2009), subject to certain adjustments. Completion of the share subscription is subject to certain conditions, including the obtaining of all necessary regulatory approvals.

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

Proposed Investment in, and Strategic Cooperation with, SPD Bank

On March 10, 2010, Guangdong Mobile, our wholly-owned subsidiary, entered into a share subscription agreement with SPD Bank, pursuant to which Guangdong Mobile would acquire 20% of the enlarged issued share capital of SPD Bank for an aggregate amount of RMB39,801.4 million (approximately US$5,831 million). Completion of the share subscription is subject to customary closing conditions, including the obtaining of all necessary regulatory approvals. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange.

Concurrent with the share subscription agreement, we and Guangdong Mobile also entered into a memorandum of understanding on strategic cooperation with SPD Bank with the intention of entering into a strategic cooperation agreement within three months after the completion of the share subscription. It is contemplated under the memorandum of understanding on strategic cooperation that we, Guangdong Mobile and SPD Bank will closely cooperate in the joint development of mobile finance and mobile e-Commerce businesses in Mainland China. The scope of cooperation will include, but will not be limited to, the joint development of mobile phone payments business, mobile bank cards business, mobile funds transfer business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of the bundling of other forms of mobile communications and finance products as well as the joint in-depth research and development of new technologies and new products of future mobile finance and mobile e-Commerce businesses. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. Our market share was approximately 70.6% as of December 31, 2009, as compared to 72.4% as of December 31, 2008. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. Our competitors may also benefit from any asymmetrical regulatory measures that may be adopted by the PRC government from time to time. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

Nonetheless, given the customer growth potential in the central and western regions of Mainland China, as well as in the small and medium-sized cities and rural areas, we believe there is substantial growth potential for our mobile telecommunications business. In particular, we believe that the industry restructuring that commenced in 2008 will help optimize the allocation of telecommunications resources and help create a fair, orderly, transparent and healthy telecommunications market. Despite existing and future competition, we believe the following factors have contributed to our customer quality compared to that of our existing competitors and we seek to continue developing our competitive advantages on the basis of these factors:

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

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. It has been reported that the draft telecommunications law, which has been included in the legislative agenda of the State Council for 2010, is currently under review by the State Council. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what the ultimate nature and scope of the telecommunications law will be.

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

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which became effective on April 10, 2009. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

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

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band and RMB15 million per MHz for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that upward and downward frequencies are separately charged. The relevant regulatory authorities in China may review these fee arrangements in the future.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In January 2003, the MII issued Measures on Administration of Telecommunications Network Numbering Resources. In accordance with these measures, the telecommunications network numbering resources are owned by the state, and a user of numbering resources is required to pay a usage fee to the state starting March 1, 2003. The measures also provide for procedures for application for the use, upgrade and adjustment of numbering resources by telecommunications operators. In December 2004, the MII, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. Our tariffs are subject to regulation by various government authorities, including the MIIT, the National Development and Reform Commission and the relevant price regulatory authorities in Mainland China. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. As a general matter, the actual price range in each service area is proposed by a network operator in that service area and must be approved by the relevant price regulatory authorities in that service area. In addition, local usage charges, monthly fees, maximum domestic roaming usage charges and maximum domestic long distance tariffs (other than tariffs for IP phone calls) are also determined generally by the MIIT in consultation with the National Development and Reform Commission. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which resulted in network operators having more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming usage charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the National Development and Reform Commission and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the National Development and Reform Commission or, in some cases, the relevant price regulatory authorities at the provincial level. See “Item 4. Information on the Company — Business Overview — Tariffs.”

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime and mobile telecommunications operators, including us, have been implementing the caller-party-pays regime. All of the new calling plan packages that we have been offering in the PRC since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime.

Our international roaming usage charges are set in accordance with agreements between CMCC and the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

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

Convergence of Telecom, Broadcasting and Internet Businesses. In January 2010, the PRC government announced a policy decision, or the Three-Network-Convergence Policy, to accelerate the advancement of the convergence of television and radio broadcasting, telecommunications and Internet access businesses in order to realize interconnection and resource sharing between the three networks and further develop the provision of voice, data, television and other services. Specifically, the Three-Network Convergence Policy will be initially carried out on a trial basis in selective geographic locations between 2010 and 2012 and further implemented on a larger scale in 2013 through 2015. The PRC government may amend the relevant regulations or promulgate new regulations in order to implement the Three-Network Convergence Policy. The new policy decision is expected to enhance the development of information industries, satisfy consumers’ diverse demands, promote domestic consumption and form new areas for economic growth.

Employees

As of December 31, 2007, 2008 and 2009, we had 127,959, 138,368 and 145,954 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2009 are classified in the following table. Approximately 84.0% of our permanent employees have college or graduate degrees.

Management	26,000
Technical and engineering	40,184
Sales and marketing	73,298
Financial and accounting	6,472

Total	145,954

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 281,306 as of December 31, 2009.

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

Overview of Our Operations

In 2007, 2008 and 2009, our customer base and voice usage volume continued to experience significant growth. Our average net increase in number of customers exceeded 5.4 million per month during 2009 and our total customer base reached 522.3 million as of December 31, 2009. Our total voice usage volume increased by 34.2% from 1,818.9 billion minutes in 2007 to 2,441.3 billion minutes in 2008, and by 19.6% to 2,918.7 billion minutes in 2009. As a result, our total operating revenue increased by 15.2% from RMB357,477 million in 2007 to RMB411,810 million in 2008, and by 9.8% to RMB452,103 million (US$66,233 million) in 2009. Our value-added business continued to grow, accounting for 27.5% and 29.1% of our total operating revenue in 2008 and 2009, respectively. Our total operating expenses increased by 15.3% from RMB233,764 million in 2007 to RMB269,415 million in 2008, and by 13.2% to RMB305,095 million (US$44,697 million) in 2009. Our profit attributable to equity shareholders increased by 30.0% from RMB86,623 million in 2007 to RMB112,627 million in 2008, and by 2.3% to RMB115,166 million (US$16,872 million) in 2009.

In 2009, the Chinese economy began to recover from the aftermath of the global financial crisis. The global financial crisis, however, had an adverse impact on the demand for our telecommunications services, in particular during the first half of 2009. Furthermore, following the restructuring of the telecommunications industry and the issuance of the 3G licenses, market competition in the telecommunications industry in Mainland China has intensified. As the mobile penetration rate in Mainland China reached 56.3% as of December 31, 2009, the mobile telecommunications markets in some economically developed regions of Mainland China also began to show signs of saturation. As a result, our customer base and operating revenue grew at a slower pace in 2009 than in prior years. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and execution capabilities, among other things. Moreover, given the overall mobile penetration rate in Mainland China, and particularly the mobile penetration rate in rural areas, we believe that there remains potential for continued growth in our customer base and our business.

We have been a mobile telecommunications services provider in China since our inception in 1997, with our operations initially concentrated in Guangdong and Zhejiang provinces. Between 1998 and 2004, we significantly expanded the geographic coverage of operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China by acquiring various mobile telecommunications operations from CMCC. Furthermore, we acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. These acquisitions have significantly expanded our customer base, increased the usage of our services and greatly enlarged the size of our target markets, and have materially increased our operating revenue and expenses as well as materially affected our financial condition and results of operations. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our interconnection and transmission line leasing arrangements, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the industry restructuring that took place pursuant to the PRC government’s policy initiative to further reform the telecommunications industry announced in May 2008 has had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China, and competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.”

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

On November 6, 2009, we entered into a telecommunications services cooperation agreement with CMCC, pursuant to which we and CMCC would provide customer development services to each other by utilizing our respective sales channels and resources, and would cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of each other.

Tariff Adjustments

The PRC government has introduced a wide range of tariff adjustments since 2001, which include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and connection fees charged to new customers and a general reduction in leased line tariffs. Moreover, we are allowed to offer our customers a variety of tariff packages which have different monthly fees, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. The tariff packages often include complimentary voice value-added services and data services packages. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Our average revenue per minute has generally decreased in recent years as tariffs have also generally decreased. However, the growth in voice usage volume that has resulted from the general decline in tariffs has helped partially offset the adverse effect of tariff decreases on our revenue.

Our ARPU Has Declined and May Further Decline in the Future

Our ARPU decreased from RMB83 in 2008 to RMB77 in 2009, primarily due to the fact that nearly half of our new customers are from less affluent rural areas and most of them are relatively low-usage users. This decline was also due to the gradual implementation of the tariff adjustments. As we continue to expand in the rural areas, and with the continued implementation of the tariff adjustments, we expect that our ARPU will further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2007, 2008 and 2009. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions and fair value of share options granted. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Provision for Customer Point Reward Program

We invite our customers to participate in a customer point reward program, or the Reward Program, which provides customers the option of electing to receive free telecommunications services or other non-cash gifts. The level of bonus points earned under the Reward Program varies depending on the customers’ service consumption, loyalty and payment history.

In prior years, we accounted for the obligation to provide free or discounted services or goods offered to our customers under the Reward Program using the incremental costs method. The estimated incremental cost to provide free or discounted services or goods was recognized as expenses and accrued as a current liability when customers were entitled to bonus points. When customers redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

Starting from January 1, 2009, as a result of the adoption of IFRIC Interpretation 13, we accounted for the reward points as a separately identifiable component of the sales transactions in which the points are granted. We allocate the consideration received with respect to a sales transaction to reward points by reference to the estimated fair value of the points and defer the revenue recognition until such reward points are redeemed by the customer or the points expire. Detailed information about IFRIC Interpretation 13 and its impact on our financial reporting are set forth in note 2(ii) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually. The useful lives and residual values of each class of our telecommunications assets are reviewed periodically and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. We determine the useful life of our telecommunications assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 1(h) to our consolidated financial statements included elsewhere in this annual report on Form 20-F. In 2007, in order to cope with our increasing business demand, we commenced a full scale investment in soft switching center equipment that enables us to carry out more efficient network management, which triggered a change in useful lives of relevant equipment. As a result, we revised the estimated useful lives of our switching center equipment (excluding soft switching center equipment) from seven years to five years in 2007, which was estimated to increase our depreciation expense by approximately RMB6,516 million in 2007. We did not revise the estimated useful lives of our property, plant and equipment in 2008 or 2009.

Amortization of Other Intangible Assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. We review the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimated period over which future economic benefits will be received by us and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. We did not revise the estimated useful lives of other intangible assets in 2007, 2008 or 2009. Our policies regarding accounting for these assets are set forth in note 1(f) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charges or reversal of impairment in future periods. No impairment of property, plant and equipment, goodwill and other intangible assets was recorded in 2007, 2008 or 2009.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Fair Value of Share Options Granted

The fair value of share options granted to our employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity and is measured based on a binomial lattice model. In applying the model, we estimate the expected volatility based on the historical volatility of our share price (calculated based on the weighted average remaining life of the share option), adjusted for any expected changes (based on publicly available information) to future volatility. We also estimate expected dividends based on our historical dividends and planned dividend payout ratio, if any. Changes in the subjective input assumptions could materially affect the fair value estimate of share options. No share options were granted by us in 2007, 2008 or 2009.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2007	2008	2009
	(in millions of RMB)
Operating revenue:
Usage fees	226,820	260,542	285,971
Monthly fees	20,907	18,066	14,661
Value-added services fees	91,744	113,288	131,434
Other operating revenue	18,006	19,914	20,037

Total operating revenue	357,477	411,810	452,103

Operating expenses:
Leased lines	2,330	2,641	3,006
Interconnection	21,500	22,264	21,847
Depreciation	67,354	71,509	80,179
Personnel	18,277	19,960	21,480
Other operating expenses	124,303	153,041	178,583

Total operating expenses	233,764	269,415	305,095

Profit from operations	123,713	142,395	147,008
Other net income	2,323	2,159	1,780
Non-operating net income	657	517	359
Interest income	4,015	6,002	5,940
Finance costs	(1,825)	(1,550)	(1,243)
Share of loss of jointly controlled entity	—	—	(8)

Profit before taxation	128,883	149,523	153,836
Taxation	(42,143)	(36,735)	(38,413)

Profit for the year	86,740	112,788	115,423

Attributable to:
Equity shareholders	86,623	112,627	115,166
Minority interests	117	161	257

Profit for the year	86,740	112,788	115,423

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue. Our operating revenue is mainly derived from usage fees, monthly fees and value-added services fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our customers outside their registered service areas. Value-added services fees are mainly derived from voice value-added services, SMS and non-SMS data business. Other operating revenue mainly represents interconnection revenue.

Operating revenue increased 9.8% from RMB411,810 million in 2008 to RMB452,103 million (US$66,233 million) in 2009. This increase was primarily due to the continued expansion in our customer base, notably in rural areas in Mainland China, and the continued growth in voice usage volume and value-added businesses. Our total number of customers was approximately 522.3 million as of December 31, 2009, compared to approximately 457.3 million as of December 31, 2008.

Revenue from usage fees increased 9.8% from RMB260,542 million in 2008 to RMB285,971 million (US$41,895 million) in 2009. This increase principally resulted from the continued expansion in our customer base and the further increase in our voice usage volume during 2009. Although our average revenue per minute reflected a downward trend from RMB0.169 in 2008 to RMB0.155 in 2009, this decline was partially offset by higher growth in our voice usage volume in 2009. With the intensified market competition following the restructuring of the telecommunications industry and with further declines in tariffs, our average revenue per minute may continue to decline in future periods, but we currently expect that growth in our voice usage volume will help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, usage fees remained stable at 63.3% in 2008 and 2009.

Revenue from monthly fees decreased 18.8% from RMB18,066 million in 2008 to RMB14,661 million (US$2,148 million) in 2009. This decrease was mainly due to the fact that most of our customers subscribed to our service packages, which generally did not have a monthly fee component. As a percentage of operating revenue, monthly fees decreased from 4.4% in 2008 to 3.2% in 2009.

Set forth below is a table summarizing the results of our value-added services for the periods indicated.

	Year Ended December 31,
	2008	2009
	(in millions of RMB)
Voice value-added business	21,728	24,879
SMS business	50,318	53,557
Non-SMS data business	41,242	52,998

Revenue from value-added services	113,288	131,434

Revenue from value-added services as a percentage of operating revenue	27.5%	29.1%

Revenue from value-added services increased 16.0% from RMB113,288 million in 2008 to RMB131,434 million (US$19,255 million) in 2009. This increase was mainly due to our continued efforts in providing customers with diversified and personalized value-added services to meet their preferences and needs. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB53,557 million in 2009, as compared to RMB50,318 million in 2008, representing an increase of 6.4%. In addition, revenue generated from “Color Ring” and Handset Internet Access, which form part of our non-SMS data business, grew substantially by 7.4% and 41.3% to RMB15,413 million and RMB18,338 million, respectively in 2009, as compared to the previous year. The expansion of our customer base was an additional growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 27.5% in 2008 to 29.1% in 2009. We expect our value-added business to continue to grow, in particular SMS and non-SMS data business, over the next several years.

Other operating revenue increased slightly by 0.6% from RMB19,914 million in 2008 to RMB20,037 million (US$2,935 million) in 2009. As a percentage of operating revenue, other operating revenue decreased from 4.8% in 2008 to 4.4% in 2009.

Our ARPU decreased from RMB83 in 2008 to RMB77 in 2009, primarily due to the fact that nearly half of our new customers are from less affluent rural areas and most of them are relatively low-usage users of mobile telecommunications services. This decline was also due to the gradual implementation of the tariff adjustments.

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

Operating expenses increased 13.2% from RMB269,415 million in 2008 to RMB305,095 million (US$44,697 million) in 2009. This increase, notably in other operating expenses, particularly in selling and promotion expenses and maintenance expenses, was generally in line with the continued growth in our customer base and our ongoing efforts to deliver better quality services and to cope with intensified competition. Our operating expenses increased at a lower rate in 2009 as compared to 2008, reflecting our continued efforts to control our operating expenses in 2009.

Leased line expenses increased 13.8% from RMB2,641 million in 2008 to RMB3,006 million (US$440 million) in 2009. This increase reflected payments of RMB222 million to CMCC in connection with the lease of its TD-SCDMA network capacity. As a percentage of operating expenses, leased line expenses remained stable at 1.0% in 2008 and 2009.

Interconnection expenses decreased 1.9% from RMB22,264 million in 2008 to RMB21,847million (US$3,201 million) in 2009. This decrease was mainly due to our marketing strategy to reorganize and re-route traffic volume, which led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 8.3% in 2008 to 7.2% in 2009.

Depreciation expense increased 12.1% from RMB71,509 million in 2008 to RMB80,179 million (US$11,746 million) in 2009. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new business. As a percentage of operating expenses, depreciation expense decreased from 26.5% in 2008 to 26.3% in 2009.

Personnel expenses increased 7.6% from RMB19,960 million in 2008 to RMB21,480 million (US$3,147 million) in 2009. This increase was primarily due to an increase in headcount from 138,368 at the end of 2008 to 145,954 at the end of 2009. As a percentage of operating expenses, personnel expenses slightly decreased from 7.4% in 2008 to 7.0% in 2009.

Other operating expenses increased 16.7% from RMB153,041 million in 2008 to RMB178,583 million (US$26,163 million) in 2009. This increase was primarily due to increased selling and promotion expenses in 2009 as a result of our continued efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our selling and promotion expenses may further increase if industry competition continues to intensify and adversely affects our customer growth and customers retention, and increases our customer acquisition and retention costs. The increase in other operating expenses was also due to an increase in maintenance expenses and operating lease charges incurred in 2009, principally as a result of our continued investments in our network equipment and facilities. In addition, other operating expenses included impairment loss for doubtful accounts of RMB4,503 million in 2009 compared to RMB4,385 million in 2008, operating lease charges of RMB8,751 million in 2009 compared to RMB8,314 million in 2008, write-off of property, plant and equipment of RMB4,493 million in 2009 compared to RMB3,250 million in 2008, and labor service expenses for services provided by third parties of RMB13,577 million in 2009 compared to RMB10,156 million in 2008. As a percentage of operating expenses, other operating expenses increased from 56.8% in 2008 to 58.5% in 2009. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 3.2% from RMB142,395 million in 2008 to RMB147,008 million (US$21,537 million) in 2009, and operating margin (profit from operations as a percentage of operating revenue) slightly decreased from 34.6% in 2008 to 32.5% in 2009.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards and handsets. Other net income decreased 17.6% from RMB2,159 million in 2008 to RMB1,780 million (US$261 million) in 2009. This decrease was principally due to the declining sales of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income decreased by 30.6% from RMB517 million in 2008 to RMB359 million (US$53 million) in 2009. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income decreased 1.0% from RMB6,002 million in 2008 to RMB5,940 million (US$870 million) in 2009. The lower interest income in 2009 was primarily due to the lower interest rate in 2009. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity.”

Finance Costs. Finance costs decreased 19.8% from RMB1,550 million in 2008 to RMB1,243 million (US$182 million) in 2009. This decrease was primarily due to a decrease in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisitions of eight regional mobile telecommunications companies in 2002 and ten regional mobile telecommunications companies and other telecommunications assets in 2004. The average interest rate for deferred consideration payable decreased in July 2008 from 5.41% to 3.28% and remained at 3.28% throughout 2009. In addition, the interest rate for bonds bearing interest at a floating rate decreased in June 2009 from 5.89% to 4.00%. In 2009, the average interest rate that we paid on our outstanding borrowings was approximately 3.70%, as compared to 4.61% in 2008.

Profit before Taxation. As a result of the foregoing, profit before tax increased 2.9% from RMB149,523 million in 2008 to RMB153,836 million (US$22,537 million) in 2009.

Taxation. Our income tax expense increased 4.6% from RMB36,735 million in 2008 to RMB38,413 million (US$5,628 million) in 2009. This increase was mainly due to an increase in our profit before taxation and the phase-out of certain tax benefits enjoyed by some of our subsidiaries. Our effective tax rate was 24.6% in 2008 and 25.0% in 2009, respectively.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 2.3% from RMB112,627 million in 2008 to RMB115,166 million (US$16,872 million) in 2009. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 27.3% in 2008 to 25.5% in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenue. Our operating revenue is mainly derived from usage fees, monthly fees and value-added services fees. Usage fees include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our customers outside their registered service areas. Value-added services fees are mainly derived from voice value-added services, SMS and non-SMS data business. Other operating revenue mainly represents interconnection revenue.

Operating revenue increased 15.2% from RMB357,477 million in 2007 to RMB411,810 million in 2008. This increase was primarily due to the continued expansion in our customer base, notably in rural areas in Mainland China, and the continued growth in voice usage volume and value-added businesses. Our total number of customers was approximately 457.3 million as of December 31, 2008, compared to approximately 369.3 million as of December 31, 2007.

Revenue from usage fees increased 14.9% from RMB226,820 million in 2007 to RMB260,542 million in 2008. This increase principally resulted from the continued economic growth in the PRC, the continued expansion in our customer base and the further increase in our voice usage volume during 2008. Although our average revenue per minute reflected a downward trend from RMB0.197 in 2007 to RMB0.169 in 2008, this decline was partially offset by higher growth in our voice usage volume in 2008. With the gradual phase-in of the caller-party-pays regime, further declines in domestic roaming usage charges and the general trend of declining tariffs, our average revenue per minute may continue to decline in future periods, but we currently expect that growth in our voice usage volume will help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, usage fees slightly decreased from 63.5% in 2007 to 63.3% in 2008.

Revenue from monthly fees decreased 13.6% from RMB20,907 million in 2007 to RMB18,066 million in 2008. This decrease was mainly due to the fact that most of our customers subscribed to our service packages, which generally did not have a monthly fee component. As a percentage of operating revenue, monthly fees decreased from 5.8% in 2007 to 4.4% in 2008.

Set forth below is a table summarizing the results of our value-added services for the periods indicated.

	Year Ended December 31,
	2007	2008
	(in millions of RMB)
Voice value-added business	19,447	21,728
SMS business	41,997	50,318
Non-SMS data business	30,300	41,242

Revenue from value-added services	91,744	113,288

Revenue from value-added services as a percentage of operating revenue	25.7%	27.5%

Revenue from value-added services increased 23.5% from RMB91,744 million in 2007 to RMB113,288 million in 2008. This increase was mainly due to our continued efforts in providing customers with diversified and personalized value-added services to meet their preferences and needs. Our value-added services include voice value-added services, SMS and non-SMS data business. Revenue generated from SMS reached RMB50,318 million in 2008, as compared to RMB41,997 million in 2007, representing an increase of 19.8%. In addition, revenue generated from Color Ring and Handset Internet Access, which form part of our non-SMS data business, grew substantially by 21.6% and 42.5% to RMB14,357 million and RMB12,977 million, respectively in 2008, as compared to the previous year. The expansion of our customer base was an additional growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 25.7% in 2007 to 27.5% in 2008. We expect our value-added business to continue to grow, in particular SMS and non-SMS data business, over the next several years.

Other operating revenue increased 10.6% from RMB18,006 million in 2007 to RMB19,914 million in 2008. This increase principally resulted from an increase in interconnection revenue as a result of the continued expansion in our customer base and an incremental increase in voice usage. As a percentage of operating revenue, other operating revenue decreased from 5.0% in 2007 to 4.8% in 2008.

Our ARPU decreased from RMB89 in 2007 to RMB83 in 2008, primarily due to the fact that nearly half of our new customers are from less affluent rural areas and most of them are relatively low-usage users of mobile telecommunications services. This decline was also due to the gradual implementation of the tariff adjustments.

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

Operating expenses increased 15.3% from RMB233,764 million in 2007 to RMB269,415 million in 2008. This increase, notably in other operating expenses, particularly in selling and promotion expenses and maintenance expenses, was generally in line with the continued growth in our customer base and our ongoing efforts to deliver better quality services.

Leased line expenses increased 13.3% from RMB2,330 million in 2007 to RMB2,641 million in 2008. This increase was largely a result of an increase in leased lines for Internet use. As a percentage of operating expenses, leased line expenses remained stable at 1.0% in 2007 and 2008.

Interconnection expenses increased 3.6% from RMB21,500 million in 2007 to RMB22,264 million in 2008. This increase was mainly due to the continued increase in our customer base and voice usage volume. Interconnection expenses as a percentage of operating expenses decreased from 9.2% in 2007 to 8.3% in 2008.

Depreciation expense increased 6.2% from RMB67,354 million in 2007 to RMB71,509 million in 2008. This increase was mainly due to the increase in capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new business. As a percentage of operating expenses, depreciation expense decreased from 28.8% in 2007 to 26.5% in 2008.

Personnel expenses increased 9.2% from RMB18,277 million in 2007 to RMB19,960 million in 2008. This increase was primarily due to an increase in headcount from 127,959 at the end of 2007 to 138,368 at the end of 2008. As a percentage of operating expenses, personnel expenses slightly decreased from 7.8% in 2007 to 7.4% in 2008.

Other operating expenses increased 23.1% from RMB124,303 million in 2007 to RMB153,041 million in 2008. This increase was primarily due to increased selling and promotion expenses in 2008 as a result of our continued efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our selling and promotion expenses may further increase if industry competition continues to intensify and adversely affects our customer growth and customers retention, and increases our customer acquisition and retention costs. The increase in other operating expenses was also due to an increase in maintenance expenses and operating lease charges incurred in 2008, principally as a result of our continued investments in our network equipment and facilities. In addition, other operating expenses included impairment loss for doubtful accounts of RMB4,385 million in 2008 compared to RMB3,872 million in 2007, write-off of property, plant and equipment of RMB3,250 million in 2008 compared to RMB2,788 million in 2007, and labor service expenses for services provided by third parties of RMB10,156 million in 2008 compared to RMB7,535 million in 2007. As a percentage of operating expenses, other operating expenses increased from 53.2% in 2007 to 56.8% in 2008. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 15.1% from RMB123,713 million in 2007 to RMB142,395 million in 2008, but operating margin (profit from operations as a percentage of operating revenue) remained stable at 34.6% in 2007 and 2008.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards and handsets. Other net income decreased 7.1% from RMB2,323 million in 2007 to RMB2,159 million in 2008. This decrease was principally due to the declining selling prices of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income decreased by 21.3% from RMB657 million in 2007 to RMB517 million in 2008. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased 49.5% from RMB4,015 million in 2007 to RMB6,002 million in 2008. The higher interest income in 2008 was primarily due to our larger cash balances as a result of the continued improvement in our cash generating capability, which was reflected in the increase of our net cash from operating activities from year to year. See also “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity.”

Finance Costs. Finance costs decreased 15.1% from RMB1,825 million in 2007 to RMB1,550 million in 2008. This decrease was primarily due to a decrease in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisitions of eight regional mobile telecommunications companies in 2002 and ten regional mobile telecommunications companies and other telecommunications assets in 2004. The average interest rate for deferred consideration payable decreased in July 2008 from 5.41% to 3.28%. In 2008, the average interest rate that we paid on our outstanding borrowings was approximately 4.61%, as compared to 5.19% in 2007.

Profit before Taxation. As a result of the foregoing, profit before tax increased 16.0% from RMB128,883 million in 2007 to RMB149,523 million in 2008.

Taxation. Our income tax expense decreased 12.8% from RMB42,143 million in 2007 to RMB36,735 million in 2008. This decrease was mainly due to a reduction in the statutory enterprise income tax rate from 33% to 25% in accordance with the new PRC Enterprise Income Tax Law, which took effect on January 1, 2008.

Profit attributable to equity shareholders. As a result of the foregoing and after taking into account minority interests, profit attributable to equity shareholders increased 30.0% from RMB86,623 million in 2007 to RMB112,627 million in 2008. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 24.2% in 2007 to 27.3% in 2008. In particular, the growth in our profit attributable to equity shareholders from 2007 to 2008 benefited from the reduction in the statutory enterprise income tax rate in accordance with the new PRC Enterprise Income Tax Law, as well as the increase in depreciation charges in 2007 as a result of our revision in the estimated useful lives of switching center equipment.

Liquidity and Capital Resources.

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2009, we had a working capital (current assets minus current liabilities) of RMB77,550 million (US$11,361 million), compared to a working capital of RMB56,611 million as of December 31, 2008 and a working capital of RMB49,916 million as of December 31, 2007. The improvement in our working capital and cash and cash equivalent positions in 2009 was primarily due to the increase in our profit from operations. As of December 31, 2007, 2008 and 2009, accounts receivable totaled RMB6,985 million, RMB6,913 million and RMB6,405 (US$938 million), respectively. The current portion of our finance lease obligations as of December 31, 2007, 2008 and 2009 were RMB68 million, RMB68 million and RMB68 million (US$10 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in millions of RMB)
Net cash from operating activities	168,612	193,647	207,123
Net cash used in investing activities	(123,039)	(139,026)	(165,927)
Net cash used in financing activities	(37,276)	(45,684)	(49,774)

Net increase / (decrease) in cash and cash equivalents	8,297	8,937	(8,578)

Net cash from operating activities increased 14.8% from RMB168,612 million in 2007 to RMB193,647 million in 2008, and further increased 7.0% to RMB207,123 million (US$30,344 million) in 2009, primarily reflecting the increase in our profit before taxation resulting from the continued expansion of our customer base and the continued growth in voice usage and our value-added business.

Net cash used in investing activities increased 19.3% from RMB139,026 million in 2008 to RMB165,927 million (US$24,308 million) in 2009. This increase was primarily due to larger increase in deposits with banks of RMB54,780 million in 2009 compared to RMB21,148 million in 2008, which was partially offset by a decrease in capital expenditures of RMB5,502 million, and an increase in the amount of interest received of RMB1,045 million. Net cash used in investing activities increased 13.0% from RMB123,039 million in 2007 to RMB139,026 million in 2008. This increase was primarily due to an increase in capital expenditures of RMB22,293 million, which was partially offset by a smaller increase in deposits with banks of RMB21,148 million in 2008 compared to RMB27,391 million in 2007, and an increase in the amount of interest received of RMB1,063 million.

Net cash used in financing activities increased 9.0% from RMB45,684 million in 2008 to RMB49,774 million (US$7,292 million) in 2009. This increase was primarily due to a larger dividend payment to shareholders in 2009 compared to 2008 and a decrease in the amount of proceeds from issuance of shares under our share option scheme, partially offset by a decrease in the amount of interest paid on our outstanding bonds and deferred consideration in connection with our acquisitions of regional mobile telecommunications companies in 2002 and 2004. Net cash used in financing activities increased 22.6% from RMB37,276 million in 2007 to RMB45,684 million in 2008. This increase was primarily due to a larger dividend payment to shareholders in 2008 compared to 2007 and a decrease in the amount of proceeds from issuance of shares under our share option scheme. Net cash used in financing activities in 2007 was also affected by our repayment of outstanding bonds with aggregate principal amount of RMB3,000 million.

Capital Expenditures

Capital expenditures incurred in 2007, 2008 and 2009 were RMB105,139 million, RMB136,292 million and RMB129,367 million (US$18,952 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new businesses. We increased our capital expenditures in 2008 primarily in an effort to meet increased demand on our network services resulting from the continued expansion of our customer base, growth in voice usage volume and development of our value-added business. The level of our capital expenditures in 2009 decreased compared to 2008 principally due to the lower investment cost per traffic unit as a result of our efforts to implement more centralized, standardized and informatized management, as well as reflecting the needs of our business growth in 2009.

We estimate that we will incur capital expenditures of approximately RMB123.0 billion (US$18.0 billion) in 2010, RMB98.0 billion (US$14.4 billion) in 2011 and RMB80.4 billion (US$11.8 billion) in 2012. We expect that about 14% of our capital expenditures in 2010 will be used in the construction of 2G wireless networks. The remaining capital expenditures will be used in the areas for 2G/3G integration, including core networks, development of new technologies and new businesses, construction of transmission facilities, support systems, structural facilities and others.

We have generally funded our capital requirements primarily with cash generated from operations, proceeds from equity and debt offerings and, to the extent necessary, short-term and long-term borrowings. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2010.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2008 and 2009, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations, of RMB68 million and RMB68 million (US$10.0 million), respectively.

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

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time. In addition, these deferred considerations are payable by the 15th anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year U.S. dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year U.S. dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars (HK$7.7993=US$1.00 and HK7.7995=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively), RMB (RMB8.2770=US$1.00 and RMB8.2768=US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively) or U.S. dollars (or other agreed currencies), with the relevant exchange rates set forth in the respective acquisition agreements. Any payment made in currencies other than U.S. dollars will be accounted for based on the exchange rates between U.S. dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements. We used the entire proceeds from the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued on October 28, 2002 by Guangdong Mobile, our wholly-owned subsidiary, to pay a portion of the US$2,800 million deferred consideration for our acquisition of the eight regional mobile telecommunications companies in 2002.

We currently have a corporate credit rating of A+/Outlook Stable from Standard & Poor’s which is at the same credit rating level as China’s sovereign credit rating. In November 2009, Moody’s Investors Service upgraded our credit rating to A1/Outlook Positive, in line with its upgrading of China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2009, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

•	our short-term and long-term debts (in addition to the bonds described under “— Indebtedness” above), which includes finance leases;

•	operating leases; and

•	capital commitments.

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2009:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	95,985	95,985	—	—	—
Bills Payable	642	642	—	—	—
Accrued expenses and other payables	69,335	69,335	—	—	—
Deferred Consideration Payable	26,113	514	514	514	24,571
Long-Term Debt	12,052	425	5,542	450	5,635
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	204,198	166,972	6,056	964	30,206

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2009:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	20,471	6,082	6,855	3,924	3,610
Capital Commitments	103,236	103,236	—	—	—

Total Commercial Commitments	123,707	109,318	6,855	3,924	3,610

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. All of our current operating subsidiaries are incorporated in Mainland China, except for Hong Kong Mobile. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 10. Additional Information — Exchange Controls.”

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of June 6, 2010.

Name	Age	Position
Mr. WANG Jianzhou	61	Executive Director, Chairman and Chief Executive Officer
Mr. LI Yue	51	Executive Director and Vice President
Mr. LU Xiangdong	50	Executive Director and Vice President
Mr. XUE Taohai	54	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	55	Executive Director and Vice President
Mr. SHA Yuejia	52	Executive Director and Vice President
Mr. LIU Aili	46	Executive Director and Vice President
Mdm. XIN Fanfei	53	Executive Director and Vice President
Mr. XU Long	53	Executive Director
Mr. Nicholas Jonathan READ	45	Non-Executive Director
Dr. LO Ka Shui	63	Independent Non-Executive Director
Mr. Frank K.S. WONG	62	Independent Non-Executive Director
Dr. Moses M.C. CHENG	60	Independent Non-Executive Director

Mr. WANG Jianzhou has served as our Executive Director, Chairman and Chief Executive Officer since November 2004. Mr. Wang is in charge of our overall management. He has been serving as Chairman of CMCC since May 2010 and previously served as President of CMCC. Mr. Wang is also Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Hangzhou Posts and Telecommunications Bureau, Deputy Director General of the Zhejiang Posts and Telecommunications Administration, Director General of the Department of Planning and Construction of the former Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the MII, and Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, and Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a Master’s Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and has over 32 years of experience in the telecommunications industry.

Mr. LI Yue has served as our Executive Director and Vice President since March 2003. Mr. Li assists the Chief Executive Officer in relation to our legal, marketing and data. He has been serving as President and director of CMCC since May 2010 and previously served as Vice President of CMCC. Mr. Li is also a director of CMC and Chairman of Aspire Holdings Limited. Mr. Li has been a non-executive director of Phoenix Satellite Television Holdings Ltd. since March 2010 and previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master’s Degree in business administration, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Li is a professor-level senior engineer with over 34 years of experience in the telecommunications industry.

Mr. LU Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to development strategy, planning and procurement matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC and Chairman of Union Mobile Pay Limited. He previously served as the Director General of Fujian Wireless Telecommunications Administration, the Deputy Director General of the Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications, Chairman of Aspire Holdings Limited and a non-executive director of Phoenix Satellite Television Holdings Ltd. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree in wireless telecommunications, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 28 years of experience in the telecommunications industry.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue assists the Chief Executive Officer in relation to our management of corporate finance and internal audit. Mr. Xue is also a Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 30 years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang assists the Chief Executive Officer in relation to our corporate affairs and human resources matters. Mdm. Huang is also a Vice President of CMCC, and a director of CMC. Mdm. Huang previously served as the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with 34 years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha assists the Chief Executive Officer in relation to our business support, technology and research & development. He is also a Vice President of CMCC and a director of CMC. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 27 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu assists the Chief Executive Officer in relation to our network, management information systems, information security and industrial management matters. He is also a Vice President of CMCC, a director of CMC and a non-executive director of China Communications Services Corporation Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of Shandong Mobile and Zhejiang Mobile and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 27 years of experience in the telecommunications industry.

Mdm. XIN Fanfei has served as our Executive Director and Vice President since January 2006. Mdm. Xin assists the Chief Executive Officer in relation to our general administration and investor and media relations. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Director and Vice President of Tianjin Mobile, Chairwoman and President of Heilongjiang Mobile and Chairwoman of the former China Mobile Peoples Telephone Company Limited. Mdm. Xin graduated from Xidian University, and received an EMBA degree from Peking University and a Doctor of Management degree from Hong Kong Polytechnic University. Mdm. Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for our mobile telecommunications operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Zhejiang Posts and Telecommunications Administration, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 32 years of experience in the telecommunications industry.

Mr. Nicholas Jonathan READ has served as our Non-Executive Director since March 2009. Mr. Read is currently Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region. He is also a director of Vodafone Essar Limited, Vodafone Essar Towers Limited, Vodafone Egypt Communications S.A.E., Vodafone Hutchison Australia Limited, Vodafone Qatar Q.S.C and JIL B.V. Prior to his appointment as Vodafone’s Regional Chief Executive Officer for Asia Pacific and Middle East Region, Mr. Read was the Chief Executive Officer of Vodafone UK. Mr. Read joined Vodafone UK in 2002 as Chief Financial Officer, and in 2003 was appointed the Chief Commercial Officer of Vodafone UK. Prior to joining Vodafone, Mr. Read had been the Chief Financial Officer of Miller Freeman Worldwide and the Chief Financial Officer for the EMEA (Europe, Middle East and Africa) Region of Federal Express. Mr. Read graduated in 1986 from the Manchester Metropolitan University with a Bachelor of Arts (Honours) degree in Accountancy and Finance. Mr. Read is a Fellow Chartered Management Accountant. His other directorships held in the last three years in listed public companies include Emtel Europe Plc and Mobile Telecom Plc.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited, Melco International Development Limited and City-e-Solutions Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority and the Chairman of The Chamber of Hong Kong Listed Companies. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and PSA International Pte Ltd, Singapore. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999, and served as independent non-executive director of National Healthcare Group Pte Ltd and Mapletree Investment Pte Ltd, Singapore and the Chairman of Galleon Asia Pte Ltd. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. Dr. Cheng is also the Chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, China COSCO Holdings Company Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. Dr. Cheng was also appointed a director of K. Wah International Holdings Limited (a public listed company in Hong Kong) in August 2009. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited) and Shui On Construction and Materials Limited. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited, and an independent director of ARA Asset Management (Singapore) Limited, which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2009 for services performed as directors, officers or employees was approximately HK$21 million (US$2.7 million).

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. Under the Old Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as at December 31, 2009, there were no outstanding options granted under the Old Scheme. As at the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,481,337,193. No share options were granted under the Current Scheme during the year ended December 31, 2009.

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

As of December 31, 2009, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the Current Scheme. In 2009, 6,474,420 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2009, the following directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2009, options exercisable for an aggregate of 6,911,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.85 per share through July 2, 2012.

Director	Number of shares covered by options
Sha Yuejia	7,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Lu Xiangdong	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600
Xu Long	117,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou	475,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou	970,000
Li Yue	780,000
Lu Xiangdong	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Xu Long	254,000
Lo Ka Shui	400,000
Frank K.S. Wong	400,000
Moses M.C. Cheng	400,000

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of April 30, 2010, approximately 74.22% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and April 30, 2010, our majority shareholders held, directly or indirectly, between approximately 74.22% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of April 30, 2010, CMCC indirectly owned an aggregate of approximately 74.22% of our issued and outstanding share capital.

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

International Roaming Arrangements

Prior to July 1, 2004, international roaming and international long distance calling charges incurred by an international mobile customer making or receiving a call while roaming in Mainland China were collected for us and credited to us by CMCC, and we would make the necessary settlement with the relevant telecommunications operators in Mainland China. CMCC also collected a 15% handling charge on the roaming and international long distance calling charges from the international mobile telecommunications operators and shared such handling charge equally with us. When our customers roamed internationally, we would collect the roaming and international long distance calling charges together with a 15% handling charge from our customers and would pay the roaming and international long distance calling charges together with half of the handling charge collected to CMCC, which would make the necessary settlement with the international mobile telecommunications operators concerned. Where long distance charges could not be distinguished from base roaming usage charges, such long distance charges were grouped under roaming usage charges.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, South Korea, Taiwan, Thailand, the United States, Vietnam, South Africa and Yemen. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia and Pakistan for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

On January 1, 2008, we entered into a trademark license agreement (the “2008 Trademark License Agreement”) with CMCC to replace the then existing trademark license agreements with CMCC. Under the 2008 Trademark License Agreement, we and our operating subsidiaries are granted the right to use the “CHINA MOBILE” name and logo. No license fee is payable by us to CMCC under the 2008 Trademark License Agreement until December 31, 2012.

Spectrum Fees and Numbering Resources

The MIIT (and prior to April 2008, the MII) and the Ministry of Finance jointly determine the standardized spectrum fees payable to the MIIT by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the National Development and Reform Commission and the Ministry of Finance, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we entered into an agreement with CMCC on July 1, 2004 (the “Spectrum and Numbering Resources Agreement”), pursuant to which CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and prior to April 2008, to the MII). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

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

Leasing of TD-SCDMA Network Capacity

In preparation for our 3G business, we and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement had a term of one year with effect from January 1, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. In view of its expiration on December 31, 2009, the parties renewed the Network Capacity Leasing Agreement on November 6, 2009 for a term of one year commencing on January 1, 2010.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB1,000 million in 2009, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) shall not exceed RMB2,000 million in 2010. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective customers. In view of its expiration on December 31, 2009, the parties renewed the Tripartite Agreement on November 6, 2009 for a term of one year commencing on January 1, 2010.

The amounts of settlement payments payable and receivable by us under the Tripartite Agreement did not exceed RMB480 million and RMB450 million, respectively, in 2009. It is expected that, in 2010, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB480 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, CMCC and we entered into a telecommunications services cooperation agreement on November 6, 2009 (the “Telecommunications Services Cooperation Agreement”), pursuant to which CMCC and we will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The Telecommunications Services Cooperation Agreement will expire on December 31, 2010 and will be renewed automatically for successive one-year periods if the parties so wish.

The amounts of charges receivable by us in 2009 and 2010 under the Telecommunications Services Cooperation Agreement are expected to be below the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The amounts of charges payable by us in 2009 and 2010 under the Telecommunications Services Cooperation Agreement will not exceed RMB1,200 million and RMB1,600 million, respectively. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.34 of Hong Kong Listing Rules and are subject to the reporting and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

Miscellaneous

In 2009, no consideration passed through CMCC and us under the International Roaming Settlement Agreement, the 2008 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

The transactions relating to platform development between CMCC and Aspire remain as connected transactions under the Hong Kong Listing Rules. Since there was no consideration passed through CMCC and Aspire or its subsidiaries for the year ended December 31, 2009, the Platform Development Agreement is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. According to the Platform Development Agreement, the platform development charges payable are to be determined according to standards laid down by the relevant government departments and/or by reference to market rates.

We expect that the consideration payable by CMCC to Aspire (or its subsidiaries) under the Platform Development Agreement for the year ending December 31, 2010 will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. Accordingly, the Platform Development Agreement will continue to be exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our good profitability in 2009 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK$1.458 per share for the financial year ended December 31, 2009 in accordance with our dividend payout ratio of 43% planned for the full year of 2009. This, together with the interim dividend of HK$1.346 per share paid in 2009, amounted to an aggregate dividend payment of HK$2.804 per share for the full financial year of 2009. The dividend payout ratio for the year 2009 was 43%.

In 2010, having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and the need of our future sustainable development, we expect our dividend payout ratio for the full year of 2010 to be 43%.

Our board of directors is of the view that our good profitability and strong cash flow generating capabilities will continue to support our future sustainable development, while providing our shareholders with a favorable return.

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

As of December 31, 2009 and April 30, 2010, there were 20,060,853,651 and 20,062,072,636, respectively, of our ordinary shares issued and outstanding. As of December 31, 2009 and April 30, 2010, there were, respectively, 480 and 498 registered holders of American depositary receipts evidencing 85,490,366 and 84,310,838 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2005	39.80	23.45	25.66	14.91
2006	69.40	35.60	44.96	22.82
2007	158.90	64.70	103.69	41.85
2008
First Quarter	136.60	102.50	88.94	67.21
Second Quarter	136.30	104.40	89.30	66.04
Third Quarter	110.00	70.20	71.01	44.11
Fourth Quarter	84.70	53.80	55.22	34.83
2009
First Quarter	85.00	63.00	54.23	40.75
Second Quarter	83.10	65.65	54.04	43.16
Third Quarter	91.55	71.95	58.54	47.10
Fourth Quarter	79.30	69.60	51.37	44.92
December	74.10	69.60	47.88	44.92
2010
January	79.40	72.35	50.54	46.87
February	77.00	73.85	49.65	46.97
March	77.30	72.85	49.45	47.40
First Quarter	79.40	72.35	50.54	46.87
April	80.65	75.55	52.07	48.57
May	76.65	71.95	49.38	46.27
June (through June 4)	73.85	73.10	47.63	46.42

We may conduct in the future a public offering and listing of our shares in Mainland China. The offering may take the form of an offering of a separate class of our ordinary shares denominated in Renminbi and listed on the International Board of the Shanghai Stock Exchange. We have not set a specific timetable for an offering in Mainland China. We believe that an offering and listing of our shares in Mainland China would provide us with better access to the capital markets in Mainland China and enable our customers in Mainland China to have an opportunity to become our shareholders. A decision to proceed with such an offering, as well as the precise timing of such an offering, would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions.

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

Taxation of Dividends

On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which had retroactive effect as of January 1, 2008. We will be considered to be a PRC resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the new PRC income tax law, we are required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on our register of members, as of the record date for such dividend, and who were not individuals.

Taxation of Capital Gains

Under the new PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. As the new PRC income tax law has recently taken effect, there remain substantial uncertainties as to their interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging from one to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2009.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2009, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2009		As of December 31, 2008
	2010	2011	2012	2013	2014	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	4,938	—	—	—	4,980	9,918	10,077	9,920	10,145
Average interest rate	—	4.00%	—	—	—	4.50%	4.68%	—	4.95%	—
Deferred consideration payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	1.19%	3.28%	—	4.34%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2009		As of December 31, 2008
	2010	2011	2012	2013	2014	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
On-balance sheet financial instruments
Deposits with banks:
in U.S. dollars	274	—	—	—	—	—	274	274	268	268
in Hong Kong dollars	660	—	—	—	—	—	660	660	705	705
Cash and cash equivalents:
in U.S. dollars	446	—	—	—	—	—	446	446	476	476
in Hong Kong dollars	6,768	—	—	—	—	—	6,768	6,768	569	569

Item 12. Description of Securities Other than Equity Securities.

The Bank of New York Mellon, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

	ADR holders must pay:		For:

•	US$5 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADR, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees

•	US$0.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2009 was US$453,901.54, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived for the year ended December 31, 2009 was US$135,913.97.

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

As of December 31, 2009, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2009, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 18, 2010 appearing on page 67.

/s/ WANG Jianzhou		/s/ XUE Taohai
Name:	WANG Jianzhou	Name:	XUE Taohai
Title:	Chairman and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Mobile Limited and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of China Mobile Limited and its subsidiaries based on our audit.

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

In our opinion, China Mobile Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three year period ended December 31, 2009 and our report dated March 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

March 18, 2010

Changes in Internal Control Over Financial Reporting. During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the years ended December 31, 2008 and 2009:

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
2008	RMB 76,000,000	—	RMB 110,000	RMB 3,000,000
2009	RMB 80,000,000	—	RMB 72,000	RMB 9,380,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002 and other advisory services provided to us.

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least three members of our board of directors be independent as determined under the Hong Kong Listing Rules. We currently have three independent directors out of a total of thirteen directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

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

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Comprehensive Income for Each of the Three Years Ended December 31, 2007, 2008 and 2009	F-3
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-5
Consolidated Statement of Changes in Equity for Each of the Three Years Ended December 31, 2007, 2008 and 2009	F-7
Consolidated Cash Flow Statement for Each of the Three Years Ended December 31, 2007, 2008 and 2009	F-10
Notes to Consolidated Financial Statements	F-12

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.19	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

4.20	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.

(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ WANG Jianzhou
Name:	WANG Jianzhou
Title:	Chairman and Chief Executive Officer

Date: June 7, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of China Mobile Limited and its subsidiaries as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2010 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of China Mobile Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

March 18, 2010

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated statement of comprehensive income

for the year ended December 31, 2009

(Expressed in Renminbi)

	Note		2009	2008	2007
			RMB million	RMB million	RMB million
				(restated)	(restated)
Operating revenue (Turnover)	3

Usage fees			285,971	260,542	226,820
Monthly fees			14,661	18,066	20,907
Value-added services fees			131,434	113,288	91,744
Other operating revenue			20,037	19,914	18,006

			452,103	411,810	357,477

Operating expenses

Leased lines			3,006	2,641	2,330
Interconnection			21,847	22,264	21,500
Depreciation	13		80,179	71,509	67,354
Personnel	4		21,480	19,960	18,277
Other operating expenses	5		178,583	153,041	124,303

			305,095	269,415	233,764

Profit from operations			147,008	142,395	123,713

Other net income	6		1,780	2,159	2,323

Non-operating net income	7		359	517	657

Interest income			5,940	6,002	4,015

Finance costs	8		(1,243)	(1,550)	(1,825)

Share of loss of jointly controlled entity	19		(8)	—	—

Profit before taxation			153,836	149,523	128,883

Taxation	11	(a)	(38,413)	(36,735)	(42,143)

PROFIT FOR THE YEAR			115,423	112,788	86,740

Other comprehensive income for the year

Exchange differences on translation of financial statements of overseas entities			42	(393)	(645)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			115,465	112,395	86,095

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated statement of comprehensive income

for the year ended December 31, 2009 (continued)

(Expressed in Renminbi)

	Note		2009		2008		2007
			RMB million		RMB million		RMB million
					(restated)		(restated)
Profit attributable to:

Equity shareholders of the Company				115,166		112,627		86,623
Minority interests				257		161		117

PROFIT FOR THE YEAR				115,423		112,788		86,740

Total comprehensive income attributable to:

Equity shareholders of the Company				115,208		112,234		85,978
Minority interests				257		161		117

TOTAL COMPREHENSIVE INCOME FOR THE YEAR				115,465		112,395		86,095

Earnings per share – Basic	12	(a)	RMB	5.74	RMB	5.62	RMB	4.33

Earnings per share – Diluted	12	(b)	RMB	5.67	RMB	5.53	RMB	4.26

The notes on pages F-12 to F-75 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated balance sheet as at December 31, 2009

(Expressed in Renminbi)

	Note		As at December 31, 2009	As at December 31, 2008	As at January 1, 2008
			RMB million	RMB million	RMB million
				(restated)	(restated)
Non-current assets

Property, plant and equipment	13		360,075	327,783	257,170
Construction in progress	14		46,094	35,482	47,420
Land lease prepayments			11,201	10,102	8,383
Goodwill	15		36,894	36,894	36,894
Other intangible assets	16		727	298	469
Interest in associates	18		—	—	—
Interest in jointly controlled entity	19		6	7	—
Deferred tax assets	20		8,939	7,614	6,121
Other financial assets	21		77	77	77

			464,013	418,257	356,534

Current assets

Inventories	22		3,847	3,494	3,295
Accounts receivable	23		6,405	6,913	6,985
Other receivables	24		3,490	3,715	2,929
Prepayments and other current assets	24		9,064	7,641	5,680
Amount due from ultimate holding company	25		25	109	78
Tax recoverable	11	(c)	17	39	124
Deposits with banks	26		185,613	130,833	109,685
Cash and cash equivalents	27		78,894	87,426	78,859

			287,355	240,170	207,635

Current liabilities

Accounts payable	28		95,985	79,606	63,927
Bills payable			642	2,111	1,853
Deferred revenue	29		35,573	32,930	30,070
Accrued expenses and other payables	31		69,335	57,437	47,318
Amount due to ultimate holding company	25		4	6	26
Amount due to immediate holding company	25		119	118	196
Obligations under finance leases	32		68	68	68
Current taxation	11	(c)	8,079	11,283	14,261

			209,805	183,559	157,719

Net current assets			77,550	56,611	49,916

Total assets less current liabilities carried forward			541,563	474,868	406,450

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated balance sheet as at December 31, 2009

(continued)

(Expressed in Renminbi)

	Note	As at December 31, 2009	As at December 31, 2008	As at January 1, 2008
		RMB million	RMB million	RMB million
			(restated)	(restated)
Total assets less current liabilities brought forward		541,563	474,868	406,450

Non-current liabilities

Interest-bearing borrowings	30	(33,551)	(33,553)	(33,582)
Deferred revenue, excluding current portion	29	(317)	(584)	(597)
Deferred tax liabilities	20	(61)	(80)	(122)

		(33,929)	(34,217)	(34,301)

NET ASSETS		507,634	440,651	372,149

CAPITAL AND RESERVES

Share capital		2,139	2,138	2,136

Reserves		504,609	437,884	369,525

Total equity attributable to equity shareholders of the Company		506,748	440,022	371,661

Minority interests		886	629	488

TOTAL EQUITY		507,634	440,651	372,149

Approved and authorized for issue by the Board of Directors on March 18, 2010.

Wang Jianzhou

Director

Xue Taohai

Director

The notes on pages F-12 to F-75 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated statement of changes in equity

for the year ended December 31, 2009

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2007 (previously reported)	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373
—prior period adjustment arising from changes in accounting policies under IFRIC Interpretation 13 (note 2)	—	—	—	—	—	(330)	(1,321)	(1,651)	—	(1,651)

As at January 1, 2007 (restated)	2,130	383,807	(292,634)	72	(43)	66,631	157,388	317,351	371	317,722

Changes in equity for 2007:
Dividends approved in respect of the previous year (note 35(a) (ii))	—	—	—	—	—	—	(16,267)	(16,267)	—	(16,267)
Dividends declared in respect of the year (note 35(a) (i))	—	—	—	—	—	—	(17,821)	(17,821)	—	(17,821)
Shares issued under share option scheme	6	1,936	(328)	—	—	—	—	1,614	—	1,614
Equity settled share-based transactions	—	—	806	—	—	—	—	806	—	806
Transfer to PRC statutory reserves (restated)	—	—	—	—	—	17,791	(17,791)	—	—	—
Total comprehensive income for the year (restated)	—	—	—	—	(645)	—	86,623	85,978	117	86,095

As at December 31, 2007 (restated)	2,136	385,743	(292,156)	72	(688)	84,422	192,132	371,661	488	372,149

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated statement of changes in equity

for the year ended December 31, 2009 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2008 (previously reported)	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
—prior period adjustment arising from changes in accounting policies under IFRIC Interpretation 13 (note 2)	—	—	—	—	—	(418)	(1,672)	(2,090)	—	(2,090)

As at January 1, 2008 (restated)	2,136	385,743	(292,156)	72	(688)	84,422	192,132	371,661	488	372,149

Changes in equity for 2008:
Dividends approved in respect of the previous year (note 35(a) (ii))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Dividends declared in respect of the year (note 35(a) (i))	—	—	—	—	—	—	(23,532)	(23,532)	—	(23,532)
Dividends declared to minority interests in respect of the year	—	—	—	—	—	—	—	—	(20)	(20)
Shares issued under share option scheme (note 35(b)(ii))	2	494	(31)	—	—	—	—	465	—	465
Equity settled share-based transactions	—	—	222	—	—	—	—	222	—	222
Transfer to PRC statutory reserves (restated)	—	—	—	—	—	22,419	(22,419)	—	—	—
Total comprehensive income for the year (restated)	—	—	—	—	(393)	—	112,627	112,234	161	112,395

As at December 31, 2008 (restated)	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated statement of changes in equity

for the year ended December 31, 2009 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2009 (unadjusted)	2,138	386,237	(291,965)	72	(1,081)	107,292	239,585	442,278	629	442,907
—prior period adjustment arising from changes in accounting policies under IFRIC Interpretation 13 (note 2)	—	—	—	—	—	(451)	(1,805)	(2,256)	—	(2,256)

As at January 1, 2009 (adjusted)	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

Changes in equity for 2009:
Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Dividends declared in respect of the year (note 35(a) (i))	—	—	—	—	—	—	(23,791)	(23,791)	—	(23,791)
Shares issued under share option scheme (note 35(b)(ii))	1	138	(7)	—	—	—	—	132	—	132
Transfer to PRC statutory reserves	—	—	—	—	—	23,077	(23,077)	—	—	—
Total comprehensive income for the year	—	—	—	—	42	—	115,166	115,208	257	115,465

As at December 31, 2009	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

The notes on pages F-12 to F-75 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated cash flow statement

for the year ended December 31, 2009

(Expressed in Renminbi)

	Note	2009	2008	2007
		RMB million	RMB million	RMB million
			(restated)	(restated)
Operating activities

Profit before taxation		153,836	149,523	128,883
Adjustments for:
- Depreciation of property, plant and equipment	13	80,179	71,509	67,354
- Amortization of other intangible assets	5	56	204	258
- Amortization of land lease prepayments		261	279	322
- Loss/(gain) on disposal of property, plant and equipment	5	11	(8)	(11)
- Write-off of property, plant and equipment	5	4,493	3,250	2,788
- Impairment loss for doubtful accounts	5	4,503	4,385	3,872
- Interest income		(5,940)	(6,002)	(4,015)
- Finance costs	8	1,243	1,550	1,825
- Dividend income from unlisted securities	7	(18)	(15)	(31)
- Share of loss of jointly controlled entity	19	8	—	—
- Equity-settled share-based payment expenses	4	—	222	806
- Unrealized exchange (gain)/loss, net	7	(3)	32	22

Operating cashflow before changes in working capital		238,629	224,929	202,073

Increase in inventories		(353)	(199)	(288)
Increase in accounts receivable		(3,945)	(4,309)	(3,679)
Decrease/(increase) in other receivables		127	270	(320)
Increase in prepayments and other current assets		(1,423)	(1,961)	(1,067)
Decrease/(increase) in amount due from ultimate holding company		84	(31)	227
Increase in accounts payable		2,598	3,245	796
Increase/(decrease) in bills payable		25	4	(46)
Increase in deferred revenue		2,376	2,847	1,088
Increase in accrued expenses and other payables		11,946	10,031	5,603
Decrease in amount due to ultimate holding company		(2)	(20)	(103)

Cash generated from operations		250,062	234,806	204,284

Tax paid
- Hong Kong profits tax paid		(80)	(96)	(12)
- PRC enterprise income tax paid		(42,859)	(41,063)	(35,660)

Net cash generated from operating activities carried forward		207,123	193,647	168,612

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Consolidated cash flow statement

for the year ended December 31, 2009 (continued)

(Expressed in Renminbi)

	Note		2009	2008	2007
			RMB million	RMB million	RMB million
				(restated)	(restated)
Net cash generated from operating activities brought forward			207,123	193,647	168,612

Investing activities

Capital expenditure			(115,314)	(120,816)	(98,523)
Land lease prepayments			(1,361)	(1,998)	(1,028)
Payment for purchase of other intangible assets			(484)	(37)	(28)
Proceeds from disposal of property, plant and equipment			13	22	20
Increase in deposits with banks			(54,780)	(21,148)	(27,391)
Interest received			5,988	4,943	3,880
Payment for investment in jointly controlled entity	19		(7)	(7)	—
Dividends received from unlisted securities	7		18	15	31

Net cash used in investing activities			(165,927)	(139,026)	(123,039)

Financing activities

Proceeds from issuance of shares under share option scheme	35	(b)(ii)	132	465	1,614
Redemption of bonds			—	—	(3,000)
Interest paid			(1,292)	(1,569)	(1,802)
Dividends paid to the Company’s equity shareholders	35		(48,614)	(44,560)	(34,088)
Dividends paid to minority interest			—	(20)	—

Net cash used in financing activities			(49,774)	(45,684)	(37,276)

Net (decrease)/increase in cash and cash equivalents			(8,578)	8,937	8,297

Cash and cash equivalents at beginning of year			87,426	78,859	71,167

Effect of changes in foreign exchange rate			46	(370)	(605)

Cash and cash equivalents at end of year	27		78,894	87,426	78,859

Significant non-cash transactions

The Group recorded payables of RMB52,427,000,000 (2008: RMB42,933,000,000; 2007: RMB39,006,000,000) and RMB591,000,000 (2008: RMB2,084,000,000; 2007: RMB1,830,000,000) to equipment suppliers and banks respectively as at December 31, 2009 for additions of construction in progress during the year then ended.

The notes on pages F-12 to F-75 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

Notes to consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. It was authorized for issuance on March 18, 2010. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2009 comprise the Group, the Group’s interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 43.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

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

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

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

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets and any impairment loss relating to the investment. The consolidated statement of comprehensive income includes the Group’s share of the post-acquisition, post-tax results of the associates and a jointly controlled entity for the year.

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (were the estimated useful life is finite) and impairment losses (see note 1(j)). The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

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

Brand names are stated at cost less impairment losses (see note 1(j)) on an individual basis.

(ii)	Customer base, licenses and others

Customer base, licenses and others are stated at cost less accumulated amortization and impairment losses (see note 1(j)) and are amortized using a straight-line basis over the estimated useful lives from 2 to 15 years.

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

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(i)	Leased assets

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

Consolidated financial statements for the year ended December 31, 2009

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

If any such evidence exists, impairment loss is determined and recognized as follows:

•

For investments in associates and jointly controlled entities recognised using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

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

Consolidated financial statements for the year ended December 31, 2009

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

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

(ii)	Recognition of impairment losses

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

(iii)	Interim financial reporting and impairment

The Group prepares an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(l)	Inventories

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

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under a customer point reward program (Reward Program) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or expired.

Deferred tax credit on purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment as a reduction to income tax expense.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(p)	Accounts payable and other payables

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

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iv)	interest income is recognized as it accrues using the effective interest method; and

(v)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance.

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(s)	Income tax (continued)

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(t)	Provisions and contingent liabilities

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

The employees of the Company’s subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. The Group has no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(u)	Employee benefits (continued)

(ii)	Share-based payments

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

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(w)	Translation of foreign currencies

The functional currency of the Company and its subsidiary incorporated outside the PRC is Hong Kong dollar (“HK$”). The Group adopted Renminbi (“RMB”) as its presentation currency in the preparation of these annual financial statements which is the currency of the primary economic environment in which most of the Group’s entities operated.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling the dates of cash flows.

(x)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

1	Significant accounting policies (continued)

(y)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, chief operating decision maker has determined that the Group has no operating segments as the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside the Mainland China are less than 5% of the Group’s assets and operating revenues, respectively.

2	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after January 1, 2009.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 1 (revised 2007), Presentation of financial statements

•	IFRIC Interpretation 13, Customer loyalty programmes

•	Amendments to IFRS 7, Financial instruments: Disclosure - improving disclosures about financial instruments

•	IFRS 8, Operating segments

•	Amendments to IAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate

•	IAS 23 (revised 2007), Borrowing costs

•	Amendments to IFRS 2, Share-based payment – vesting conditions and cancellations

•	Improvements to IFRSs (2008)

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

2	Changes in accounting policies (continued)

The adoption of IFRS 8, the amendments to IFRS 7, IAS 27, IAS 23, IFRS 2 and improvements to IFRSs (2008) have had no material impact on the Group’s financial statements. The impact of the remainder of these developments on the financial statements is as follows:

(i)	IAS 1 (revised 2007), Presentation of financial statements

As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in the consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in these financial statements and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

(ii)	IFRIC Interpretation 13, Customer loyalty programmes

The Group has launched a Reward Program to its customers, which provides customers the option of electing to receive free telecommunications services or other gifts. The level of point reward earned by customers under the Reward Program varies depending on the customers’ services consumption, years in services and payment history.

In prior years, the Group accounted for the obligation to provide free or discounted services or goods offered to the customers under the Reward Program using the incremental costs method. The estimated incremental cost to provide free or discounted services or goods was recognized as expenses and accrued as a current liability when customers were entitled to bonus points. When customers redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

With effect from January 1, 2009, as a result of adoption of IFRIC Interpretation 13, the point reward is accounted for as a separately identifiable component of the sales transactions in which the points are granted. The consideration received in relation to the sales transactions is allocated to points reward by reference to the estimated fair value of the points as revenue and is deferred until such reward is redeemed by the customers or the points expired.

The new accounting policy has been adopted retrospectively and the comparative amounts have been restated.

The effect on the Group’s consolidated statement of comprehensive income for the year ended December 31, 2007 is an increase in operating revenue, operating expenses, taxation and a decrease in profit for the year of RMB518,000,000, RMB873,000,000, RMB84,000,000 and RMB439,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for the year ended December 31, 2007 is a decrease of RMB0.02 and RMB0.02, respectively.

The effect on the consolidated balance sheet as at January 1, 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB 676,000,000, RMB6,308,000,000, RMB3,542,000,000 and RMB2,090,000,000, respectively.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

2	Changes in accounting policies (continued)

(ii)	IFRIC Interpretation 13, Customer loyalty programmes (continued)

The effect on the consolidated balance sheet as at December 31, 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease in accrued expenses and other payables and a decrease in net assets of RMB 730,000,000, RMB6,841,000,000, RMB3,855,000,000 and RMB2,256,000,000, respectively.

The effect on the Group’s consolidated statement of comprehensive income for the year ended December 31, 2008 is a decrease in operating revenue, operating expenses, taxation and profit for the year of RMB533,000,000, RMB313,000,000, RMB54,000,000 and RMB166,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for the year ended December 31, 2008 is a decrease of RMB0.01 and RMB0.01, respectively.

The effect on the consolidated balance sheet as at December 31, 2009 is a decrease in deferred tax assets, a decrease in deferred revenue, an increase in accrued expenses and other payables and an increase in net assets of RMB 724,000,000, RMB6,095,000,000, RMB3,146,000,000 and RMB2,225,000,000, respectively, had the previous accounting policy still been applied in the current year.

The effect on the Group’s consolidated statement of comprehensive income for the year ended December 31, 2009 is a decrease in operating revenue, operating expenses, taxation and profit for the year of RMB746,000,000, RMB709,000,000, RMB6,000,000 and RMB31,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for year ended December 31, 2009 is a decrease of RMB0.002 and RMB0.002, respectively, had the previous accounting policy still been applied in the current year.

3	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong Special Administrative Region (“Hong Kong”). The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

4	Personnel

	2009	2008	2007
	RMB million	RMB million	RMB million
Salaries, wages and other benefits	19,316	17,829	15,963
Retirement costs: contributions to defined contribution retirement plans	2,164	1,909	1,508
Equity-settled share-based payment expenses	—	222	806

	21,480	19,960	18,277

5	Other operating expenses

	2009	2008	2007
	RMB million	RMB million (restated)	RMB million (restated)
Selling and promotion	80,043	66,573	56,868
Maintenance	28,109	25,761	18,106
Impairment loss for doubtful accounts	4,503	4,385	3,872
Impairment loss of inventories	16	6	4
Amortization of other intangible assets	56	204	258
Operating lease charges
-land and buildings	6,449	5,723	4,283
-others (Note 1)	2,302	2,591	2,537
Loss /( gain ) on disposal of property, plant and equipment	11	(8)	(11)
Write-off of property, plant and equipment	4,493	3,250	2,788
Auditors’ remuneration
-audit services (Note 2)	80	76	78
-tax services (Note 3)	—	—	—
-other services (Note 4)	9	3	5
Others (Note 5)	52,512	44,477	35,515

	178,583	153,041	124,303

Notes:

(1)	Other operating lease charges represent the operating lease charges for network capacity, motor vehicles, computer and other office equipment.
(2)	Audit services in 2009 include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB19,000,000 (2008: RMB17,800,000; 2007: RMB18,500,000).
(3)	Tax services in 2009 include tax compliance services for the Group of RMB 72,000 (2008: RMB55,000; 2007: RMB53,000).
(4)	Other services in 2007, 2008 and 2009 include SOX 404 advisory services and other advisory services.
(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges and number resources fees, consultant and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

6	Other net income

Other net income represents the gross margin from sales of SIM cards and handsets.

	2009	2008	2007
	RMB million	RMB million	RMB million
Sales of SIM cards and handsets	7,754	10,090	9,351
Cost of SIM cards and handsets	(5,974)	(7,931)	(7,028)

	1,780	2,159	2,323

7	Non-operating net income

	2009	2008	2007
	RMB million	RMB million	RMB million
Exchange gain/(loss)	3	(32)	(22)
Penalty income	265	222	235
Dividend income from unlisted securities	18	15	31
Others	73	312	413

	359	517	657

8	Finance costs

	2009	2008	2007
	RMB million	RMB million	RMB million
Interest on bank loans and other borrowings repayable after five years	777	1,026	1,279
Interest on bonds	466	524	546

	1,243	1,550	1,825

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

9	Directors’ remuneration

Directors’ remuneration is as follows:

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2009 Total
						(Note)
(Expressed in Hong Kong dollar)
	’000	’000	’000	’000	’000	’000	’000
Executive directors

WANG Jianzhou	180	1,172	660	286	2,298	—	2,298
ZHANG Chunjiang	180	1,067	600	260	2,107	—	2,107
LI Yue	180	960	540	234	1,914	—	1,914
LU Xiangdong	180	960	540	234	1,914	—	1,914
XUE Taohai	180	960	540	234	1,914	—	1,914
HUANG Wenlin	180	960	540	234	1,914	—	1,914
SHA Yuejia	180	960	540	233	1,913	—	1,913
LIU Aili	180	960	540	233	1,913	—	1,913
XIN Fanfei	180	960	540	229	1,909	—	1,909
XU Long	180	950	540	232	1,902	—	1,902

Independent non-executive directors

LO Ka Shui	505	—	—	—	505	—	505
WONG Kwong Shing, Frank	440	—	—	—	440	—	440
CHENG Mo Chi, Moses	440	—	—	—	440	—	440

Non-executive director

Nicholas Jonathan READ (appointed on March 19, 2009)	142	—	—	—	142	—	142

	3,327	9,909	5,580	2,409	21,225	—	21,225

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

9	Directors’ remuneration (continued)

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	Subtotal	Fair value of share options	2008 Total
						(Note)
(Expressed in Hong Kong dollar)
	’000	’000	’000	’000	’000	’000	’000
Executive directors

WANG Jianzhou	180	1,172	660	285	2,297	849	3,146
ZHANG Chunjiang (appointed on June 5, 2008)	103	612	344	147	1,206	—	1,206
LI Yue	180	960	540	234	1,914	683	2,597
LU Xiangdong	180	960	540	234	1,914	683	2,597
XUE Taohai	180	960	540	234	1,914	683	2,597
HUANG Wenlin	180	960	540	234	1,914	—	1,914
SHA Yuejia	180	960	540	233	1,913	683	2,596
LIU Aili	180	960	540	233	1,913	132	2,045
XIN Fanfei	180	960	540	225	1,905	—	1,905
XU Long	180	950	540	231	1,901	236	2,137
Independent non-executive directors

LO Ka Shui	505	—	—	—	505	350	855
WONG Kwong Shing, Frank	440	—	—	—	440	350	790
CHENG Mo Chi, Moses	440	—	—	—	440	350	790

Non-executive director

Paul Michael DONOVAN (resigned on December 19, 2008)	174	—	—	—	174	—	174

	3,282	9,454	5,324	2,290	20,350	4,999	25,349

Note:	This item represents the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the grant date for financial reporting purpose, determined under IFRS 2, rather than an amount paid to or realized by the named director, which is consistent with the approach of determining share-based compensation expense in the consolidated financial statements as set out in note 1(u)(ii). The details of the share option scheme are disclosed in note 34.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

10	Individuals with highest emoluments

For the years ended December 31, 2008 and 2009, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	Taxation

(a)	Taxation in the consolidated statement of comprehensive income represents:

	2009	2008	2007
	RMB million	RMB million	RMB million
		(restated)	(restated)
Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	91	74	72
Provision for PRC enterprise income tax on the estimated taxable profits for the year	39,666	38,216	40,473
Over-provision in respect of PRC enterprise income tax in prior years	—	(24)	(91)

	39,757	38,266	40,454
Deferred tax

Origination and reversal of temporary differences (note 21)	(1,344)	(1,531)	1,689

	38,413	36,735	42,143

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2008: 16.5%; 2007: 17.5%) of the assessable profits for the year ended December 31, 2009.

(ii)	Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and were effective from January 1, 2008. According to the new tax law, the income tax rate applicable to the Company and certain of its subsidiaries which were taxed at 33% is reduced to the unified rate of 25% from January 1, 2008. According to a further notice issued by the State Council on December 26, 2007, for entities operating in special economic zones which were previously taxed at preferential rate of 15%, the applicable tax rate are 18%, 20%, 22%, 24% and 25%, for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. For entities which were previously taxed at preferential rate of 24%, the applicable tax rate will be increased to 25% from January 1, 2008. Accordingly, the deferred tax of the Group is recognized based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

11	Taxation (continued)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2009	2008	2007
	RMB million	RMB million	RMB million
		(restated)	(restated)

Profit before taxation	153,836	149,523	128,883

Notional tax on profit before tax, calculated at
PRC’s statutory tax rate (note)	38,459	37,382	42,531
Tax effect of non-taxable item—Interest income	(2)	(16)	(64)
Tax effect of non-deductible expenses on PRC operations	699	653	816
Tax effect of non-deductible expenses on
Hong Kong operations	155	261	254
Rate differential on PRC operations	(470)	(874)	(2,113)
Rate differential on Hong Kong operations	35	96	157
Effect of change in PRC enterprise income tax rate	—	—	1,513
Effect of change in Hong Kong profits tax rate	—	(6)	—
Over-provision for PRC operations in prior years	—	(24)	(91)
Amortization of tax credit on purchase of domestic telecommunications equipment	(527)	(644)	(788)
Others	64	(93)	(72)

Taxation	38,413	36,735	42,143

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate (2009 and 2008:25%;2007:33%).

(c)	Current taxation in the consolidated balance sheet represents:

	2009	2008	2007
	RMB million	RMB million	RMB million
Provision for PRC enterprise income tax for the year	39,666	38,192	40,382
Provision for Hong Kong profits tax for the year	91	74	72
Balance of PRC enterprise income tax recoverable relating to prior year	(39)	(124)	(459)
Balance of Hong Kong profits tax recoverable relating to prior year	—	—	(9)
PRC enterprise income tax paid	(31,605)	(26,853)	(25,837)
Hong Kong profits tax paid	(51)	(45)	(12)

Balance as at December 31	8,062	11,244	14,137
Add: Tax recoverable	17	39	124

Tax payable	8,079	11,283	14,261

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

12	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008 (restated): RMB112,627,000,000; 2007 (restated): RMB86,623,000,000) and the weighted average number of 20,057,674,088 shares (2008: 20,043,933,958 shares; 2007: RMB20,005,123,269) in issue during the year, calculated as follows:

Weighted average number of shares

	2009 Number of shares	2008 Number of shares	2007 Number of shares
Issued shares as at January 1	20,054,379,231	20,031,905,590	19,967,815,140
Effect of share options exercised	3,294,857	12,028,368	37,308,129

Weighted average number of shares as at December 31	20,057,674,088	20,043,933,958	20,005,123,269

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB115,166,000,000 (2008(restated): RMB112,627,000,000; 2007 (restated): RMB86,623,000,000) and the weighted average number of shares 20,312,459,133 (2008: 20,356,125,657 shares; 2007: 20,339,428,112), calculated as follows:

Weighted average number of shares (diluted)

	2009 Number of shares	2008 Number of shares	2007 Number of shares
Weighted average number of shares as at December 31	20,057,674,088	20,043,933,958	20,005,123,269
Effect of deemed issue of shares under the company’s share option scheme for nil consideration	254,785,045	312,191,699	334,304,843

Weighted average number of shares (diluted) as at December 31	20,312,459,133	20,356,125,657	20,339,428,112

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

13	Property, plant and equipment

	Buildings	Tele- communications transceivers, switching centers, transmission and other network equipment	Office equipment, Furniture And fixtures And others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2008	51,041	432,497	18,119	501,657
Additions	612	794	1,249	2,655
Transferred from construction in progress	12,179	126,708	3,899	142,786
Disposals	(1)	(1)	(95)	(97)
Assets written-off	(156)	(15,026)	(1,103)	(16,285)
Exchange differences	(1)	(135)	(4)	(140)

As at December 31, 2008	63,674	544,837	22,065	630,576

As at January 1, 2009	63,674	544,837	22,065	630,576
Additions	648	1,427	1,203	3,278
Transferred from construction in progress	9,280	101,548	2,883	113,711
Disposals	(1)	(8)	(98)	(107)
Assets written-off	(95)	(35,788)	(1,304)	(37,187)
Exchange differences	—	(4)	—	(4)

As at December 31, 2009	73,506	612,012	24,749	710,267

Accumulated depreciation:

As at January 1, 2008	9,487	225,752	9,248	244,487
Charge for the year	2,652	65,839	3,018	71,509
Written back on disposals	—	(1)	(82)	(83)
Assets written-off	(109)	(11,928)	(998)	(13,035)
Exchange differences	—	(83)	(2)	(85)

As at December 31, 2008	12,030	279,579	11,184	302,793

As at January 1, 2009	12,030	279,579	11,184	302,793
Charge for the year	3,253	74,133	2,793	80,179
Written back on disposals	—	(7)	(76)	(83)
Assets written-off	(77)	(31,533)	(1,084)	(32,694)
Exchange differences	—	(3)	—	(3)

As at December 31, 2009	15,206	322,169	12,817	350,192

Net book value:

As at December 31, 2009	58,300	289,843	11,932	360,075

As at December 31, 2008	51,644	265,258	10,881	327,783

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

13	Property, plant and equipment (continued)

The analysis of net book value of buildings is as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Hong Kong
Long-term leases	3	3
Medium-term leases	14	14

	17	17

Mainland China
Long-term leases	3,507	3,272
Medium-term leases	52,861	46,706
Short-term leases	1,915	1,649

	58,283	51,627

	58,300	51,644

14	Construction in progress

	2009	2008
	RMB million	RMB million
Balance as at January 1	35,482	47,420
Additions	124,323	130,849
Transferred to property, plant and equipment	(113,711)	(142,786)
Exchange differences	—	(1)

Balance as at December 31	46,094	35,482

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at the balance sheet date.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

15	Goodwill

	2009	2008
	RMB million	RMB million
Cost and carrying amount:

As at January 1 and December 31	36,894	36,894

Impairment tests for goodwill

As set out in IAS 36 Impairment of assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group at which the goodwill is monitored for internal management purposes and also is not larger than an operating segment determined in accordance with IFRS 8 Operating Segment.

The recoverable amount of the cash-generating units is determined based on the value-in-use which is calculated by using the discounted cash flow method. The data from the Group’s detailed planning is used to project cash flows for the subsidiaries (cash-generating units) to which the goodwill relates for the five years ending December 31, 2014 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in the Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10%.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

16	Other intangible assets

	Brand name	Customer Base	License and Others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2008	184	516	392	1,092
Additions	—	—	37	37
Exchange differences	—	—	(13)	(13)

As at December 31, 2008	184	516	416	1,116

As at January 1, 2009	184	516	416	1,116
Additions	—	—	485	485

As at December 31, 2009	184	516	901	1,601

Accumulated amortization:

As at January 1, 2008	—	343	280	623
Amortization for the year	—	173	31	204
Exchange differences	—	—	(9)	(9)

As at December 31, 2008	—	516	302	818

As at January 1, 2009	—	516	302	818
Amortization for the year	—	—	56	56

As at December 31, 2009	—	516	358	874

Net book value:

As at December 31, 2009	184	—	543	727

As at December 31, 2008	184	—	114	298

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

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows annually. The data from the Group’s detailed planning is used to project cash flows for the subsidiary (cash-generating unit) to which the intangible asset relates for the five years ending December 31, 2014 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by a pre-tax interest rate of approximately 10%.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Guangdong Mobile *	PRC	RMB	5,594,840,700	100%	—	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd. *	PRC	RMB	2,117,790,000	100%	—	Mobile telecommunications operator

Jiangsu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB	2,800,000,000	—	100%	Mobile telecommunications operator

Fujian Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Fujian Co., Ltd.*	PRC	RMB	5,247,480,000	—	100%	Mobile telecommunications operator

Henan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Henan Co., Ltd.*	PRC	RMB	4,367,733,641	—	100%	Mobile telecommunications operator

Hainan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hainan Co., Ltd.*	PRC	RMB	643,000,000	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Beijing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Beijing Co., Ltd.*	PRC	RMB	6,124,696,053	—	100%	Mobile telecommunications operator

Shanghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanghai Co., Ltd.*	PRC	RMB	6,038,667,706	—	100%	Mobile telecommunications operator

Tianjin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Tianjin Co., Ltd.*	PRC	RMB	2,151,035,483	—	100%	Mobile telecommunications operator

Hebei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hebei Co., Ltd.*	PRC	RMB	4,314,668,600	—	100%	Mobile telecommunications operator

Liaoning Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Liaoning Co., Ltd.*	PRC	RMB	5,140,126,680	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Shandong Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shandong Co., Ltd.*	PRC	RMB	6,341,851,146	—	100%	Mobile telecommunications operator

Guangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guangxi Co., Ltd.*	PRC	RMB	2,340,750,100	—	100%	Mobile telecommunications operator

Anhui Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Anhui Co., Ltd. *	PRC	RMB	4,099,495,494	—	100%	Mobile telecommunications operator

Jiangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangxi Co., Ltd. *	PRC	RMB	2,932,824,234	—	100%	Mobile telecommunications operator

Chongqing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Chongqing Co., Ltd.*	PRC	RMB	3,029,645,401	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Sichuan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Sichuan Co., Ltd.*	PRC	RMB	7,483,625,572	—	100%	Mobile telecommunications operator

Hubei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hubei Co., Ltd.*	PRC	RMB	3,961,279,556	—	100%	Mobile telecommunications operator

Hunan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hunan Co., Ltd.*	PRC	RMB	4,015,668,593	—	100%	Mobile telecommunications operator

Shaanxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB	3,171,267,431	—	100%	Mobile telecommunications operator

Shanxi Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanxi Co., Ltd.*	PRC	RMB	2,773,448,313	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Neimenggu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB	2,862,621,870	—	100%	Mobile telecommunications operator

Jilin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jilin Co., Ltd. *	PRC	RMB	3,277,579,314	—	100%	Mobile telecommunications operator

Heilongjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB	4,500,508,035	—	100%	Mobile telecommunications operator

Guizhou Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guizhou Co., Ltd.*	PRC	RMB	2,541,981,749	—	100%	Mobile telecommunications operator

Yunnan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Yunnan Co., Ltd.*	PRC	RMB	4,137,130,733	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Xizang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xizang Co., Ltd.*	PRC	RMB	848,643,686	—	100%	Mobile telecommunications operator

Gansu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Gansu Co., Ltd.*	PRC	RMB	1,702,599,589	—	100%	Mobile telecommunications operator

Qinghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Qinghai Co., Ltd.*	PRC	RMB	902,564,911	—	100%	Mobile telecommunications operator

Ningxia Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Ningxia Co., Ltd.*	PRC	RMB	740,447,232	—	100%	Mobile telecommunications operator

Xinjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB	2,581,599,600	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Design Institute Co., Ltd.*	PRC	RMB	160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd.*	PRC	RMB	1,641,848,326	—	100%	Network and business coordination center

China Mobile Holding Company Limited*	PRC	US$	30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$	7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$	93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$	1,000	—	100%	Investment holding company

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

17	Principal subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated. (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	Subsidiary	Principal activity
Aspire Technologies (Shenzhen) Limited*#	PRC	US$	10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited*#	PRC	US$	5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited*#	PRC	US$	5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$	3,800,000	—	51%	Network planning and optimizing construction- testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$	2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$	1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$	356,947,689	—	100%	Provision of mobile telecommunications and related services
* Companies registered as wholly-foreign owned enterprises in the PRC. ** Company registered as a sino-foreign equity joint venture in the PRC. # Effective interest held by the Group is 66.41%.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

18	Interest in associates

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Share of net assets	—	—

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of Ownership interest held by a subsidiary	Principal Activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications Services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications Services

Owing to the lack of recent audited financial statements of the associates, the Group’s share of the associates’ net assets is based on latest management accounts which showed net liabilities as at December 31, 2008 and 2009.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

19	Interest in jointly controlled entity

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Unlisted shares, at cost	—	—
Share of net assets	6	7

	6	7

Details of the Group’s interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group	Principal activity
JIL B.V.	The Netherlands	25%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and other two shareholders in 2008, and commenced operation in 2009. As at the end of 2008, each of the three shareholders, including the Company, had funded US$1,000,000 (equivalent to RMB7,000,000) to JIL B.V. in accordance with the shareholders agreement. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group decreased from 33.33% to 25%. As at the end of 2009, each of the four shareholders, including the Company, has funded US$2,000,000 (equivalent to RMB14,000,000) to JIL B.V. in accordance with the shareholders agreement, and each shareholder has committed to funding an additional US$3,000,000 by June 2010.

JIL B.V. is considered as a jointly controlled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors.

As at and for the year ended December 31, 2009, the Group’s share of the JIL B.V.’s current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB8,000,000 (2008: RMB7,000,000), RMB2,000,000 (2008: Nil), RMB6,000,000 (2008: RMB7,000,000) and RMB8,000,000 (2008: Nil) respectively.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

20	Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2009

	As at January 1 2009	Effect on change of tax rates	Credited/ (charged) to profit or loss	Exchange differences	As at December 31 2009
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:

Provision for obsolete inventories	5	—	1	—	6
Write-off of certain network equipment and related assets	1,849	—	(334)	—	1,515
Provision for certain operating expenses	2,989	—	946	—	3,935
Deferred revenue from customer point award program	1,669	—	(149)	—	1,520
Impairment loss for doubtful accounts	1,102	—	861	—	1,963

	7,614	—	1,325	—	8,939

Deferred tax liabilities arising from:

Capitalized interest	(16)	—	9	—	(7)
Depreciation allowance in excess of related depreciation	(64)	—	10	—	(54)

	(80)	—	19	—	(61)

Total	7,534	—	1,344	—	8,878

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

20	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2008

	As at January 1 2008	Effect on change of tax rates	Credited/ (charged) to profit or loss	Exchange differences	As at December 31 2008
	RMB million	RMB million	RMB million	RMB million	RMB million
	(restated)		(restated)		(restated)
Deferred tax assets arising from:

Provision for obsolete inventories	6	—	(1)	—	5
Write-off of certain network equipment and related assets	1,739	—	110	—	1,849
Provision for certain operating expenses	1,869	—	1,120	—	2,989
Deferred revenue from customer point reward program	1,555	—	114	—	1,669
Impairment loss for doubtful accounts	952	—	150	—	1,102

	6,121	—	1,493	—	7,614

Deferred tax liabilities arising from:

Capitalized interest	(36)	—	20	—	(16)
Depreciation allowance in excess of related depreciation	(86)	5	13	4	(64)

	(122)	5	33	4	(80)

Total	5,999	5	1,526	4	7,534

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

20	Deferred tax assets and liabilities (continued)

	As at December 31, 2009	As at December 31, 2008	As at January 1, 2008
	RMB million	RMB million	RMB million
		(restated)	(restated)
Net deferred tax assets recognized in the consolidated balance sheet	8,939	7,614	6,121
Net deferred tax liabilities recognized in the consolidated balance sheet	(61)	(80)	(122)

Balance as at December 31	8,878	7,534	5,999

21	Other financial assets

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Investment in unlisted equity securities in the PRC	77	77

22	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

23	Accounts receivable

(a)	Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Within 30 days	4,275	4,713
31 - 60 days	1,012	1,212
61 - 90 days	673	769
Over 90 days	445	219

	6,405	6,913

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

23	Accounts receivable (continued)

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses for doubtful accounts:

	2009	2008	2007
	RMB million	RMB million	RMB million
Balance as at January 1	4,548	3,974	3,930
Impairment loss for doubtful accounts	4,514	4,382	3,847
Accounts receivable written off	(2,967)	(3,807)	(3,803)
Exchange differences	—	(1)	—

Balance as at December 31	6,095	4,548	3,974

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Neither past due nor impaired	5,784	6,265
Less than 1 month past due	621	648

	6,405	6,913

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

Consolidated financial statements for the year ended December 31, 2009

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

Amount due to immediate holding company under current liabilities represented interest payable on the deferred consideration payable (see note 30), which is expected to be settled within one year.

26	Deposits with banks

Balance of deposits with banks as at December 31, 2009 included a pledged deposit of HK$150,000,000 (equivalent to RMB132,000,000) (2008: HK$150,000,000, equivalent to RMB132,000,000).

The pledged deposit as at December 31, 2009 relates to a performance bond issued by a bank in favor of the Office of Telecommunications Authority of Hong Kong (“the Authority”) for the application of the next generation mobile services technology license (“BWA License”). The performance bond was issued to secure the due performance of CMHK in respect of the network coverage by March 31, 2014. The bank’s obligation under the performance bond is guaranteed by CMHK. In the event of CMHK’s default on the compliance with the due performance, the bank shall discharge the bonded sum upon demand made by the Authority. The pledged deposit is renewed annually throughout the five-year period of the performance bond.

The pledged deposit as at December 31, 2008 represents a letter of credit issued by a bank for CMHK to the Authority for eligibility in entering the bidding process for the BWA License. On January 22, 2009, CMHK became the provisional successful bidder for the BWA license and was required to pay total spectrum utilization fees of HK$495,000,000. The letter of credit was released on March 11, 2009 after the full payment of the spectrum utilization fees.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

27	Cash and cash equivalents

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Deposits with banks within three months of maturity	8,971	2,992
Cash at banks and in hand	69,923	84,434

	78,894	87,426

28	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at December 31 is as follows:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Due within 1 month or on demand	72,883	57,483
Due after 1 month but within 3 months	8,965	5,566
Due after 3 months but within 6 months	6,420	7,098
Due after 6 months but within 9 months	3,691	5,134
Due after 9 months but within 12 months	4,026	4,325

	95,985	79,606

All of the accounts payable are expected to be settled within one year or are repayable on demand.

29	Deferred revenue

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point reward, and deferred tax credit on purchase of domestic telecommunications equipment.

	2009	2008
	RMB million	RMB million
		(restated)
Balance as at January 1	33,514	30,667
-Current portion	32,930	30,070
-Non-current portion	584	597
Additions during the year	211,040	180,794
Recognized in the statement of comprehensive income	(208,664)	(177,942)
Exchange differences	—	(5)

Balance as at December 31	35,890	33,514
Less: Current portion	(35,573)	(32,930)

Non-current portion	317	584

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

30	Interest-bearing borrowings

			As at December 31, 2009	As at December 31, 2008
	Note		RMB million	RMB million
Bonds	(a	)	9,918	9,920
Deferred consideration payable	(b	)	23,633	23,633

			33,551	33,553

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

Notes:

(a)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, which is adjusted annually from the first day of each interest payable year, payable annually. The bonds, redeemable at 100% of the principal amount, mature on June 18, 2011, with interest accruing up to June 17, 2011.

(ii)	On October 28, 2002, Guangdong Mobile issued fifteen-year guaranteed bonds (the “Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum payable annually. The bonds are redeemable at 100% of the principal amount and mature on October 28, 2017 with interest accruing up to October 27, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(b)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively, which are due on July 1, 2017 and 2019.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2009: 3.238% to 3.331% per annum; for the year ended December 31, 2008: 3.238% to 5.418% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

31	Accrued expenses and other payables

	As at December 31, 2009	As at December 31, 2008	As at January 1, 2008
	RMB million	RMB million	RMB million
		(restated)	(restated)
Receipts-in-advance	41,281	36,054	29,386
Other payables	11,900	9,806	11,020
Accrued salaries, wages and benefits	4,391	4,113	2,995
Accrued expense	11,763	7,464	3,917

	69,335	57,437	47,318

32	Obligations under finance leases

The Group’s obligations under finance leases repayable as at December 31 are as follows:

	As at December 31, 2009			As at December 31, 2008
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

33	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the Company’s subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

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

(b)	The Group also operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

34	Equity settled share-based transactions

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

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2009	2008
Options granted to directors
- on July 3, 2002	7,000	25,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	744,175	744,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

34	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2009	2008
Options granted to directors (continued)

- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	5,685,500	5,685,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant
Options granted to other employees

- on July 3, 2002	33,451,909	38,989,104	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	119,656,204	120,405,339	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	267,555,280	267,725,370	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	427,575,068	434,049,488

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

34	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2009		2008
	Weighted Average Exercise Price	Number of shares Involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
As at January 1	30.40	434,049,488	30.04	456,677,289
Exercised	23.15	(6,474,420)	23.23	(22,473,641)
Cancelled	—	—	28.71	(154,160)

As at December 31	30.51	427,575,068	30.40	434,049,488

Option vested as at December 31	30.51	427,575,068	30.40	434,049,488

The weighted average share price at the date of exercise for shares options exercised during the year was HK$80.08 (2008: HK$107.98).

The options outstanding as at December 31, 2009 had exercise prices ranging from HK$22.75 to HK$34.87 (2008: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 5.3 years (2008: 6.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2008 and 2009.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

35	Capital, reserves and dividends (continued)

(a)	Dividends

(i)	Dividends attributable to the year:

	2009	2008	2007
	RMB million	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$1.346 (equivalent to approximately RMB1.187) (2008: HK$1.339 (equivalent to approximately RMB1.177); 2007: HK$0.837 (equivalent to approximately RMB0.816)) per share	23,791	23,532	16,178

No special interim dividend declared (2008:Nil; 2007: HK$0.085 (equivalent to approximately RMB 0.083)) per share	—	—	1,643

Ordinary final dividend proposed after the balance sheet date of HK$1.458 (equivalent to approximately RMB1.284) (2008: HK$1.404 (equivalent to approximately RMB1.238); 2007: HK$1.160 (equivalent to approximately RMB1.086)) per share	25,753	24,832	21,762

No special final dividend proposed after the balance sheet date (2008: Nil;2007: HK$0.016 (equivalent to approximately RMB0.015)) per share	—	—	300

	49,544	48,364	39,883

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.88048, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2009. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at December 31, 2009.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2009	2008	2007
	RMB million	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.404 (equivalent to approximately RMB1.238) (2008: HK$1.160 (equivalent to approximately RMB1.086); 2007: HK$0.763 (equivalent to approximately RMB0.767)) per share	24,823	20,742	14,918

No special final dividend in respect of the previous financial year, approved and paid during the year (2008: HK$0.016 (equivalent to approximately RMB0.015); 2007: HK$0.069 (equivalent to approximately RMB0.069)) per share	—	286	1,349

	24,823	21,028	16,267

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

35	Capital, reserves and dividends (continued)

(b)	Share capital

(i)	Authorized and issued share capital

	2009	2008
	HK$ million	HK$ million
Authorized:

30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2009			2008
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ Million	RMB million		HK$ million	RMB million
As at January 1	20,054,379,231	2,005	2,138	20,031,905,590	2,003	2,136
Shares issued under share option scheme
(note 35(b)(ii))	6,474,420	1	1	22,473,641	2	2

As at December 31	20,060,853,651	2,006	2,139	20,054,379,231	2,005	2,138

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2009, options were exercised to subscribe for 6,474,420 (2008: 22,473,641) ordinary shares in the Company at a consideration of HK$150,000,000 (equivalent to RMB132,000,000) (2008: HK$522,000,000 (equivalent to RMB465,000,000)) of which HK$1,000,000 (equivalent to RMB1,000,000) (2008: HK$2,000,000 (equivalent to RMB2,000,000)) was credited to share capital and the balance of HK$149,000,000 (equivalent to RMB131,000,000) (2008: HK$520,000,000 (equivalent to RMB463,000,000)) was credited to the share premium account. HK$7,000,000 (equivalent to RMB7,000,000) (2008: HK$30,000,000 (equivalent to RMB31,000,000)) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve comprises the following:

•	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

•

RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve in previous years.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

35	Capital, reserves and dividends (continued)

(c)	Nature and purpose of reserves (continued)

(ii)	PRC statutory reserves

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

As at December 31, 2009, the balances of the general reserve, enterprise expansion fund and statutory surplus reserve were RMB62,332,000,000 (2008: RMB50,793,000,000), RMB67,563,000,000 (2008:RMB56,025,000,000), and RMB23,000,000 (2008:RMB23,000,000) respectively.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

35	Capital, reserves and dividends (continued)

(d)	Capital management (continued)

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

As at December 31, 2009, the Group’s total debt-to-book capitalization ratio was 6.3% (2008: 7.5%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended December 31, 2008 and December 31, 2009.

			2009	2008	2007
	Note		RMB million	RMB million	RMB million
Property leasing and management services charges	(i	)	1,207	1,182	940
Telecommunications services charges	(ii	)	3,913	3,798	2,477
Interest paid/payable	(iii	)	774	1,026	1,279
Interconnection revenue	(iv	)	379	183	—
Interconnection charges	(iv	)	435	216	—
Leased line charges	(iv	)	59	11	—
Property leasing fee	(v	)	—	191	—
Facilities support fees	(v	)	—	160	—
Operation supports and management fee	(v	)	—	269	—
Network capacity leasing charge paid/payable	(v	)	222	—	—
Sales channel utilizing fee received/receivable	(vi	)	10	—	—
Sales channel utilizing charge paid/payable	(vi	)	495	—	—

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

36	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of deferred consideration payable for acquisition of subsidiaries.

(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.

(v)	The amounts in 2008 represent settlement fees received/receivable by the Group for providing operating service to CMCC Group in respect of TD-SCDMA trial network.

From the beginning of January 1, 2009, the Group leased the TD-SCDMA network capacity from CMCC Group and paid leasing fees to CMCC Group.

(vi)	The amounts in 2009 represent the sales channel utilizing settlement received/receivable from or paid/payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc.

(b)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

37	Transactions with other state-controlled entities in the PRC

Apart from transactions with the CMCC Group (see note 36), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions, which primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

37	Transactions with other state-controlled entities in the PRC (continued)

Set out below are the principal transactions with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(a)	Principal transactions with state-controlled telecommunications operators in the PRC:

	2009	2008	2007
	RMB million	RMB million	RMB million
Interconnection revenue	14,655	13,679	11,201
Interconnection charges	18,908	19,981	18,786
Leased line charges	2,164	2,202	2,049

(b)	Principal balances with state-controlled telecommunications operators in the PRC:

	As at December 31, 2009	As at December 31, 2008
	RMB million	RMB million
Accounts receivable and other receivables	580	666
Accounts payable and other payables	964	1,237

(c)	Principal transactions with state-controlled financial institutions in the PRC:

	2009	2008	2007
	RMB million	RMB million	RMB million
Interest income	5,896	5,791	3,910

(d)	Principal balances with state-controlled financial institutions in the PRC:

	As at December31, 2009	As at December 31, 2008
	RMB million	RMB million
Deposits with banks	183,602	130,129
Cash and cash equivalents	72,085	85,805

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

38	Financial risk management and fair values

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

The accounts receivable of the Group are primarily comprised of amounts receivable from customers. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 23.

(b)	Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow, The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

38	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earliest date the Group would be required to repay:

	As at December 31, 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	95,985	95,985	95,985	—	—	—
Bills payable	642	642	642	—	—	—
Accrued expenses and other payables	69,335	69,335	69,335	—	—	—
Amount due to ultimate holding company	4	4	4	—	—	—
Amount due to immediate Holding company	119	119	119	—	—	—
Interest- bearing borrowings
-Deferred consideration payable	23,633	26,113	514	514	514	24,571
-Bonds	9,918	12,052	425	5,542	450	5,635
Obligations under finance leases	68	71	71	—	—	—

	199,704	204,321	167,095	6,056	964	30,206

	As at December 31, 2008 (restated)
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	79,606	79,606	79,606	—	—	—
Bills payable	2,111	2,111	2,111	—	—	—
Accrued expenses and other payables	57,437	57,437	57,437	—	—	—
Amount due to ultimate holding company	6	6	6	—	—	—
Amount due to immediate holding company	118	118	118	—	—	—
Interest- bearing borrowings
-Deferred consideration payable	23,633	27,915	774	960	766	25,415
-Bonds	9,920	12,520	468	5,742	450	5,860
Obligations under finance leases	68	71	71	—	—	—

	172,899	179,784	140,591	6,702	1,216	31,275

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

38	Financial risk management and fair values (continued)

(c)	Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 30.

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date:

	2009		2008
	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	4.87%	5,000	5.39%	5,000
Deferred consideration for acquisition of subsidiaries in 2002	3.33%	9,976	4.37%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	3.24%	13,657	4.32%	13,657

As at December 31, 2009, if the base interest rate for the Peoples Bank of China increases/decreases by 100 basis points, the effective interest rate for bonds would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB37,500,000 (2008: RMB37,500,000).

As at December 31, 2009, if the two-year US dollar LIBOR swap rate interest rate per annum increased/decreased by 100 basis points, the effective interest rate for deferred consideration would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB236,000,000 (2008: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of Peoples Bank of China and two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

38	Financial risk management and fair values (continued)

(c)	Interest rate risk (continued)

As at December 31, 2009, total cash and bank balances of the Group amounted to RMB264,507,000,000 (2008: RMB218,259,000,000). The interest income for 2009 was RMB5,940,000,000 (2008: RMB6,002,000,000) and the average interest rate was 2.46% (2008: 2.95%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,003,000,000 (2008: RMB1,641,000,000).

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

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 3.1% (2008: 0.9%) of the total cash and deposits with banks and major business operations of the Group are carried out in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2009 and 2008 except as follows:

	As at December 31, 2009		As at December 31, 2008
	Carrying Amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million
The Group

Interest-bearing borrowings - bonds	9,918	10,077	9,920	10,145

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

39	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31 not provided for in the financial statements were as follows:

	2009	2008
	RMB million	RMB million
Commitments in respect of land and buildings

- authorized and contracted for	5,160	2,863
- authorized but not contracted for	20,494	12,488

	25,654	15,351

Commitments in respect of telecommunications equipment

- authorized and contracted for	15,663	14,074
- authorized but not contracted for	61,919	72,650

	77,582	86,724

Total commitments

- authorized and contracted for	20,823	16,937
- authorized but not contracted for	82,413	85,138

	103,236	102,075

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

39	Commitments (continued)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at December 31 are payable as follows:

	Land and Buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2009

Within one year	4,459	1,069	554	6,082
After one year but within five years	8,809	1,429	541	10,779
After five years	3,161	308	141	3,610

	16,429	2,806	1,236	20,471

As at December 31, 2008

Within one year	3,797	905	517	5,219
After one year but within five years	7,998	1,499	455	9,952
After five years	2,977	436	127	3,540

	14,772	2,840	1,099	18,711

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

40	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 35(a)(i).

A wholly-owned subsidiary of the Company, Guangdong Mobile, entered into a share subscription agreement (“the Agreement”) with Shanghai Pudong Development Bank Co., Ltd.(“SPD Bank”) on March 10, 2010. Pursuant to the Agreement, Guangdong Mobile has conditionally agreed to subscribe for and SPD Bank has conditionally agreed to issue 2,207,511,410 A-shares at a total cash consideration of RMB39,801,430,722.30. SPD Bank’s shares are traded in the Shanghai Stock Exchange. Upon completion of the terms in the Agreement, the Company will, through Guangdong Mobile, hold 20% equity interests in SPD Bank. The transaction is pending for the approval from regulators and the shareholders of the Company.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2009

41	Comparative figures

As a result of the application of IAS 1 (revised 2007), Presentation of financial statements and IFRIC Interpretation 13, Customer loyalty programmes, certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

42	Ultimate holding company

The directors consider the ultimate holding company as at December 31, 2009 to be China Mobile Communications Corporation, a company incorporated in the PRC.

43	Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 15, 16 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

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

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

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

Consolidated financial statements for the year ended December 31, 2009

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

44	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2009

Up to the date of issue of these financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2009 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
IAS 27 (amended), Consolidated and separate financial statements	July 1, 2009

IFRS 3 (revised), Business combinations	July 1, 2009

Improvements to IFRSs (2009)	July 1, 2009/January 1, 2010

IAS 24, Related Party Disclosures (revised 2009)	January 1, 2011

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended)(1).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Agreement on Use of Premises and Related Management Services for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.19	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

4.20	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.