Form 20-F
period 2010-12-31
CHINA MOBILE LTD /ADR/
filed 2011-04-27
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, 20,065,423,246 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies;

•	our operations and prospects;

•	our telecommunications network expansion plans and related capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including 3G services and services based on evolution of 3G technology, and our ability to attract customers to these services;

•	the planned development of new mobile telecommunications technologies and other technologies and related applications;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors. Moreover, our future business expansion and other capital expenditure and development plans are dependent on numerous factors, including the risk factors set forth in “Item 3. Key Information — Risk Factors” and the following:

•

changes in political, economic, legal, tax and social conditions in Mainland China, including, without limitation, the PRC government’s policies with respect to new entrants in the PRC telecommunications industry, the entry of foreign companies into Mainland China’s telecommunications market and Mainland China’s continued economic growth;

•

our ability to effectively integrate our mobile e-Commerce platform with the e-Commerce platform of Shanghai Pudong Development Bank, or SPD Bank, and successfully develop mobile e-Commerce products in connection with our investment in, and strategic cooperation with, SPD Bank;

•	our ability to effectively integrate the sales and distribution business of China Topssion Communication Co., Ltd., or Topssion, into our business; and

•	the availability of qualified management and technical personnel.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2010. Except for amounts presented in U.S. dollars and per ADS data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2008, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009 and 2010 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation of our financial statements prepared under IFRS to generally accepted accounting principles in the United States.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue	293,562	357,477	411,810	452,103	485,231	73,520
Operating expenses	202,555	233,764	269,415	305,095	334,477	50,678
Profit from operations	91,007	123,713	142,395	147,008	150,754	22,842
Profit before taxation(2)	95,258	128,883	149,523	153,836	159,071	24,102
Taxation(2)	(29,760)	(42,143)	(36,735)	(38,413)	(39,047)	(5,916)
Profit for the year attributable to equity shareholders	65,410	86,623	112,627	115,166	119,640	18,127
Basic earnings per share(3)	3.29	4.33	5.62	5.74	5.96	0.90
Diluted earnings per share(3)	3.26	4.26	5.53	5.67	5.89	0.89
Basic earnings per ADS(3)	16.44	21.65	28.10	28.71	29.82	4.52
Diluted earnings per ADS(3)	16.29	21.29	27.66	28.35	29.44	4.46

	As of or for the year ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Number of shares utilized in basic calculation (in thousands)	19,892,968	20,005,123	20,043,934	20,057,674	20,062,910	20,062,910
Number of shares utilized in diluted calculation (in thousands)	20,078,549	20,339,428	20,356,126	20,312,459	20,321,332	20,321,332
Consolidated Balance Sheet Data:
Working capital(4)	28,489	49,916	56,611	77,550	66,252	10,038
Cash and cash equivalents	71,167	78,859	87,426	78,894	87,543	13,264
Deposits with banks	82,294	109,685	130,833	185,613	204,803	31,031
Accounts receivable	7,153	6,985	6,913	6,405	7,632	1,156
Property, plant and equipment	218,274	257,170	327,783	360,075	385,296	58,378
Total assets	495,436	564,169	658,427	751,368	861,935	130,596
Bonds–current portion(5) (6)	2,996	—	—	—	4,981	755
–non-current portion	9,941	9,949	9,920	9,918	4,982	755
Deferred consideration payable(7)	23,633	23,633	23,633	23,633	23,633	3,581
Total liabilities	177,714	192,020	217,776	243,734	284,532	43,111
Share capital	2,130	2,136	2,138	2,139	2,139	324
Shareholders’ equity	317,351	371,661	440,022	506,748	576,157	87,297
Other Financial Data:
Capital expenditures and land lease prepayments(8)	77,566	99,551	122,814	116,675	114,338	17,324
Net cash generated from operating activities	149,346	168,612	193,647	207,123	231,379	35,057
Net cash used in investing activities	(118,841)	(123,039)	(139,026)	(165,927)	(171,572)	(25,996)
Net cash used in financing activities	(23,587)	(37,276)	(45,684)	(49,774)	(51,051)	(7,735)
Dividend declared	31,156	39,883	48,364	49,544	51,818	7,851
Dividend declared per share (RMB)	1.566	2.000	2.415	2.471	2.595	0.39
Dividend declared per share (HK$)	1.542	2.098	2.743	2.804	3.014	0.39

(1)	With effect from January 1, 2009, the Company retrospectively adopted the IFRIC Interpretation 13. The comparative figures as of and for each of the years ended December 31, 2006, 2007 and 2008 have been restated according to IFRIC Interpretation 13.
(2)	Amortization of tax credit on purchase of domestically manufactured telecommunications equipment is included in income tax expense in 2007, 2008, 2009 and 2010. Accordingly, the amounts in 2006 have been reclassified to conform to the presentation in those four years.
(3)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2006, 2007, 2008, 2009 and 2010. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares, respectively. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(4)	Represents current assets minus current liabilities.
(5)	The guaranteed bonds due 2007 with an aggregate principal amount of RMB3,000 million were fully redeemed upon maturity on October 28, 2007.
(6)	The guaranteed bonds due 2011 with an aggregate principal amount of RMB5,000 million will be due in June 2011 and accordingly the amount was classified as current liabilities as of December 31, 2010.
(7)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(8)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.6000 = US$1.00 and HK$7.7810 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.4920 = US$1.00 and HK$7.7669 = US$1.00, respectively, on April 21, 2011. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2010	6.6912	6.6397	October 2010	7.7648	7.7515
November 2010	6.6892	6.6330	November 2010	7.7656	7.7501
December 2010	6.6745	6.6000	December 2010	7.7833	7.7612
January 2011	6.6364	6.5809	January 2011	7.7978	7.7683
February 2011	6.5965	6.5520	February 2011	7.7957	7.7823
March 2011	6.5743	6.5483	March 2011	7.8012	7.7750

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2006, 2007, 2008, 2009 and 2010, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692

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

Risks Relating to Our Business

We may not be able to maintain the same level of growth as we have experienced over the past decade, which could have a material adverse effect on our financial condition and results of operations as well as our profitability.

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, our rate of growth as measured by our revenue has been decreasing over the past five years, due in part to the continued increase in the mobile penetration rate and competition among mobile telecommunication operators in Mainland China. We cannot assure you that we will be able to achieve a high level of growth in the future. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 64.4% as of December 31, 2010. Moreover, the effects of the restructuring of the telecommunications industry in 2008 that has significantly changed the competitive landscape in the telecommunications industry in Mainland China have begun to emerge, and have resulted in further intensified competition. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. As a result, our customer base grew at a lower rate in 2010 than in prior years. We had more net additions to our customer base than our competitors and added 61.7 million new customers in 2010, which represented a 5.1% decrease from the number of new customers that we added for 2009. Furthermore, our operating revenue grew by 7.3% in 2010 as compared to 9.8% in 2009. Our efforts to achieve growth could be hampered if we are unable to compete effectively with other telecommunications services providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

We continue to face increasing competition from other telecommunications services providers in Mainland China. In May 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the Ministry of Finance, or the MOF, jointly announced a policy initiative to further reform the PRC telecommunications industry. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.” Upon completion of the industry restructuring in January 2009, principal participants in the telecommunications industry in Mainland China include United Network Communications Group Company Limited, or China Unicom, China Telecommunications Corporation, or China Telecom, and us, with both China Telecom and China Unicom becoming full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. See “Item 4. Information on the Company — Business Overview — Competition.” In addition, the PRC government encourages orderly competition in the telecommunications industry in Mainland China and has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” We are also subject to increasing competition from new technologies and business models, including new Internet-based telecommunications technologies as well as competition from competitors from other industries, such as Internet service providers, mobile device manufacturers and mobile software developers, who compete against us in the area of value-added businesses by offering mobile Internet access and other mobile services and are taking up an increasing share of the value chain of the telecommunications industry. See “— Changes in technology and business models may render our current technologies and business model absolute and thus affect our business and market position.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Our customer base grew at a lower rate in 2010 than in prior years. Furthermore, our market share decreased slightly to approximately 69.3% as of December 31, 2010. We cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to retain and attract new customers. Furthermore, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

The TD-SCDMA industry chain is still at a developing stage. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services, which could have a material adverse effect on our financial condition and results of operations.

We are committed to pursuing our 3G business based on the Time Division Synchronous Code Division Multiple Access, or TD-SCDMA, technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. The TD-SCDMA industry chain has undergone substantial development in 2010. However, if the evolution of the TD-SCDMA industry chain does not meet the requirements of the operation of our 3G business, we may not be able to effectively and economically deliver our 3G services based on this technology. Furthermore, we face intense competition in the delivery of 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA2000, technologies, both of which are perceived to be more mature 3G technologies that have been used widely in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be widely adopted, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects will suffer and our revenues and profitability could be materially and adversely affected. We may not be able to successfully overcome our current challenges, including gaining sufficient popularity among potential customers, and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

In addition, we have made substantial investments and incurred significant expenses in the development of our 3G services, including the leasing of network capacity from our parent company, China Mobile Communications Corporation, or CMCC, and the development of our 3G market. We expect to continue making significant investments in the construction of our core mobile telecommunications network and related systems and facilities, which will be used for both our 2G and 3G services. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If the deployment of our 3G business does not reach anticipated scale, or if we encounter other challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations.

Failure to capitalize on new business opportunities may substantially reduce our growth potential.

We may pursue acquisitions or otherwise make investments in other business opportunities as such opportunities arise. We cannot assure you that we will be successful in pursuing such acquisitions or investments or will otherwise be able to successfully integrate any acquired business into our existing operations. Our ability to capture new business opportunities may also depend on the availability of sufficient financing from internal as well as external sources. Any failure to capitalize on new business opportunities may have a material adverse effect on our competitive position, as well as materially reduce our future profitability and growth.

In October 2010, we, through our wholly-owned subsidiary China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, acquired 20% of the enlarged share capital of SPD Bank for an aggregate amount of RMB39.5 billion (approximately US$6.0 billion). In connection with this acquisition, we entered into a strategic cooperation agreement with SPD Bank in November 2010, pursuant to which we will cooperate with SPD Bank in the areas of mobile finance and mobile e-Commerce businesses such as mobile payment which includes on-site payment and remote payment as well as in the sharing of customers services and channels resources. See “Item 4. Information on the Company — Business Overview — Investment in, and strategic cooperation with, SPD Bank.” SPD Bank’s profitability is impacted to some extent by macroeconomic conditions and changes in monetary and fiscal policies in Mainland China, and we cannot assure you that our investment in SPD Bank will achieve the desired level of return. In addition, any strategic cooperation may not produce the intended benefits due to a number of factors, some of which are beyond our control, including the lack of a well-developed consumer market for mobile e-Commerce in Mainland China. Moreover, we cannot assure you that the banking regulatory authorities of the PRC would not require any approvals in connection with any of the mobile communications, mobile finance and e-Commerce products that we may develop in the future or that we will be able to obtain all necessary approvals in order for us to achieve the expected benefits from our cooperation with SPD Bank. If we encounter difficulties in carrying out our cooperation with SPD Bank, the prospects of the mobile finance and mobile e-Commerce businesses contemplated to be jointly developed by us and SPD Bank may be materially and adversely affected. Furthermore, expected benefits from our investment in networks, licenses and new technologies may not be realized.

In March 2011, we, through our wholly-owned subsidiary China Mobile Communication Co., Ltd., or CMC, acquired from CMCC, ZTE Corporation, or ZTE, Eastern Communications Co., Ltd., Beijing Digital China Limited, Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holding Co., Ltd. all of the share capital of Topssion, a mobile handsets and devices sales and distribution company in Mainland China, for an aggregate purchase price of RMB237,070,000 (approximately US$35.9 million). We cannot assure you that we will be able to successfully integrate the business of Topssion into our value chain and achieve the expected benefits of this acquisition.

Changes in technology and business models may render our current technologies and business model obsolete and thus affect our business and market position.

The telecommunications industry is characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete. We are also subject to increasing competition from new technologies and business models, including new Internet-based telecommunications technologies as well as competition from competitors from other industries, such as Internet service providers, mobile device manufacturers and mobile software developers, who compete against us in the area of value-added businesses by offering mobile Internet access and other mobile services and are taking up an increasing share of the value chain of the telecommunications industry. The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to maintain our share of the value chain of the telecommunications industry and to adapt to the evolving value chain.

Moreover, there has been a significant increase in recent years in the use of mobile phones by our customers to access the Internet, which has caused an unprecedented increase in data traffic. The substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure. The development and application of new technologies involves time, substantial costs and risks. We may encounter unexpected technological difficulties or risks in developing and implementing new technologies, including any next generation mobile technology, such as the TDD mode long-term evolution, or TD-LTE, technology, and as a result may incur substantial cost or service disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our future success will depend partly on our ability to offer services that address the market demand arising from new growth opportunities in the broader telecommunications industry. We may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our shares and ADSs.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. We are required to comply with various Hong Kong and U.S. laws, rules and regulations on internal controls, including the Sarbanes-Oxley Act of 2002. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by our management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must issue an auditor’s report on the effectiveness of our internal control over financial reporting.

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

We are controlled by CMCC, which may not always act in our best interest.

As of March 31, 2011, CMCC indirectly owned approximately 74.20% of our outstanding shares. Accordingly, CMCC is, and will be, able to:

•	nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management;

•	control the timing and amount of our dividend payments; and

•	otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects—Overview of Our Operations—Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G business pursuant to arrangements with CMCC, which was granted a license by the PRC government to operate a 3G business based on the TD-SCDMA technology. The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with the interests of us or our other shareholders.

We may conduct a public offering and listing of our shares in Mainland China, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ordinary shares and ADSs listed in overseas markets.

We may conduct a public offering and listing of our shares on a stock exchange in Mainland China. We have not set a specific timetable or decided on any specific form for an offering in the PRC. The precise timing of the offering and listing of our shares in Mainland China would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions. In particular, the rules applicable to the potential offering and listing shares in Mainland China of companies incorporated outside of China are yet to be promulgated. If our public offering in Mainland China is completed, we would become subject to the applicable laws, rules and regulations governing public companies listed in Mainland China, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

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

Our future network capacity growth may be constrained by the frequency spectrum available to us.

A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 45 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45 MHz of spectrum allocated to us, 40 MHz in the 900 MHz and 1800 MHZ frequency bands is allocated for use nationwide, and 5 MHz in the 1800 MHz frequency band is allocated for use in the cities of Beijing, Shanghai and Chengdu and Guangdong province. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. Under the existing agreement between CMCC and us, we have the exclusive rights among mobile telecommunications services providers to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to develop mobile telecommunications services using new wireless telecommunications technologies, and, we may not be able to obtain additional spectrum from the MIIT. Our network expansion plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business, profitability and growth.

Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all calls between our customers and customers of other networks. We have entered into interconnection and transmission line leasing agreements with other operators. Any disruption on our interconnection with the networks of other operators with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and in turn our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can severely jeopardize our operations and materially decrease our profitability and growth.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and may be materially affected by any change in the regulatory environment, especially in the telecommunications industry, in the PRC.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. For instance, we cannot predict when or if changes in tariff policies or rates may occur. Future adverse changes in tariff policies and rates could significantly decrease our revenues and materially reduce our profitability.

The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what will be its nature and scope. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could have a material adverse effect on our business, financial condition and results of operations.

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

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. In particular, the PRC government encourages the offering of roaming services across different mobile telecommunications networks, and the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. We cannot predict at this point in time the impact, if any, such offering of roaming services or other measures may have on our business and prospects. In addition, the PRC government may implement other asymmetrical regulatory measures. For example, a one-way mobile number portability policy is currently under trial implementation in Hainan Province, which allows our 2G customers to switch to services of China Unicom or China Telecom while being able to retain their existing mobile numbers. A two-way mobile number portability policy is also under trial implementation in Tianjin, which allows our 2G customers, as well as the 2G and 3G customers of China Unicom and China Telecom, to switch to services of another telecommunications services provider while being able to retain their existing mobile numbers. The implementation of asymmetrical regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

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

While the scope of specific universal services obligations is not yet clear, we believe that these services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measure prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications services providers in Mainland China, including CMCC, to participate in a project to provide basic telecommunications services in remote villages in Mainland China.

We cannot predict whether we will be required to provide universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or net income.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, due in part to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers and new technologies, products and services. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers, reduce wireless telecommunications usage or result in litigation.

There continues to be public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants were the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce wireless telecommunications usage or result in litigation.

Risks Relating to Mainland China

An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. If China’s economic growth slows down, there will be reduced business activities and reduced demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations applicable to foreign-invested enterprises in China. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws, rules and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involves uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, result of operations and prospects.

Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

Several natural disasters have struck Mainland China in recent years. Our network equipment, including our base stations, in the affected areas sustained extensive damages in some of these natural disasters, leading to service stoppage and other disruptions in our operations in those areas. We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong. As of December 31, 2010, the total population residing in Mainland China was approximately 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of customers as of December 31, 2010. As of the same date, our total number of customers reached 584 million, representing approximately 69.3% of all mobile customers in Mainland China. As of March 31, 2011, our total number of customers reached approximately 600.8 million.

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

Expansion Through Acquisitions

Our initial mobile telecommunications operations included those in Guangdong Province and Zhejiang Province, conducted by Guangdong Mobile Communication Company Limited (currently known as China Mobile Group Guangdong Co., Ltd.) and Zhejiang Mobile Communication Company Limited (currently known as China Mobile Group Zhejiang Co., Ltd.), or Zhejiang Mobile, respectively. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. We subsequently increased our shareholding in Zhejiang Mobile to 100%.

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

In March 2011, we, through our wholly-owned subsidiary, CMC, acquired from CMCC, ZTE, Eastern Communications Co., Ltd., Beijing Digital China Limited, Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holding Co., Ltd. all of the share capital of Topssion, a company primarily engaged in the business of sales of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$35.9 million). As a result, Topssion became our wholly-owned subsidiary.

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

Between 1993 and 2008, the telecommunication industry of Mainland China underwent significant reforms and restructuring that resulted in improved competitive environment and enhanced regulation of the industry.

In March 2008, the MIIT was created as the industry regulator providing industry policy guidance and exercising regulatory authority over all telecommunications services providers in Mainland China, including, among others, formulating and enforcing industry policy, standards and regulations, granting telecommunications licenses and permits, formulating interconnection and settlement standards for implementation between telecommunications networks, formulating tariff and service charge standards for certain telecommunications services together with other relevant regulatory authorities, supervising the operations of telecommunications services providers, promoting fair and orderly market competition among operators, and allocating and administering public telecommunications resources.

On May 24, 2008, the MIIT, the NDRC and the MOF issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunication services providers. The restructuring resulted in: (i) the acquisition by China Telecom of the CDMA network (including both assets and customer base) then owned by China United Telecommunications Corporation in July 2008; (ii) the merger between China United Telecommunications Corporation and China Netcom to form China Unicom in January 2009; (iii) the transfer of the basic telecommunications services business then operated by China Satellite into China Telecom; and (iv) the consolidation of China Tietong Telecommunications Corporation, or China Tietong, into CMCC in July 2008.

On January 7, 2009, the MIIT issued a CDMA 2000 3G license to China Telecom, a WCDMA 3G license to China Unicom and a TD-SCDMA 3G license to CMCC, our parent company.

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in Mainland China, other than China Tietong and us, currently also include China Telecom and China Unicom. China Telecom and China Unicom currently operate both mobile and fixed-line telecommunications services. We currently operate mobile telecommunications services, while China Tietong currently operates fixed-line telecommunications services.

Organizational Structure

As of March 31, 2011, CMCC, a company incorporated in China, owned 74.20% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2011, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

•	China Mobile Group Guangdong Co., Ltd.;

•	China Mobile Group Zhejiang Co., Ltd.;

•	China Mobile Group Jiangsu Co., Ltd.;

•	China Mobile Group Fujian Co., Ltd.;

•	China Mobile Group Henan Co., Ltd.;

•	China Mobile Group Hainan Co., Ltd.;

•	China Mobile Group Beijing Co., Ltd.;

•	China Mobile Group Shanghai Co., Ltd.;

•	China Mobile Group Tianjin Co., Ltd.;

•	China Mobile Group Hebei Co., Ltd.;

•	China Mobile Group Liaoning Co., Ltd.;

•	China Mobile Group Shandong Co., Ltd.;

•	China Mobile Group Guangxi Co., Ltd.;

•	China Mobile Group Anhui Co., Ltd.;

•	China Mobile Group Jiangxi Co., Ltd.;

•	China Mobile Group Chongqing Co., Ltd.;

•	China Mobile Group Sichuan Co., Ltd.;

•	China Mobile Group Hubei Co., Ltd.;

•	China Mobile Group Hunan Co., Ltd.;

•	China Mobile Group Shaanxi Co., Ltd.;

•	China Mobile Group Shanxi Co., Ltd.;

•	China Mobile Group Neimenggu Co., Ltd.;

•	China Mobile Group Jilin Co., Ltd.;

•	China Mobile Group Heilongjiang Co., Ltd.;

•	China Mobile Group Guizhou Co., Ltd.;

•	China Mobile Group Yunnan Co., Ltd.;

•	China Mobile Group Xizang Co., Ltd.;

•	China Mobile Group Gansu Co., Ltd.;

•	China Mobile Group Qinghai Co., Ltd.;

•	China Mobile Group Ningxia Co., Ltd ;

•	China Mobile Group Xinjiang Co., Ltd.;

•	China Mobile Group Design Institute Co., Ltd.;

•	China Mobile Communication Co., Ltd.;

•	China Mobile Hong Kong Company Limited;

•	China Mobile International Limited; and

•	China Topssion Communication Co., Ltd.

In addition, we own a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

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

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on a core mobile telecommunications network that is shared by both our 2G and 3G businesses and TD-SCDMA wireless network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. CMCC’s TD-SCDMA wireless network covered 656 cities in Mainland China as of December 31, 2010, representing almost all county-level or above cities nationwide.

In addition, we complement our network with, and provide our customers with high-speed Internet access through, wireless local area networks, or WLAN, at our WLAN hotspots located in major cities in Mainland China. As of December 31, 2010, we had 56,500 WLAN hotspots at such locations as airports, hotels, conference centers, schools and exhibition centers in major cities in Mainland China. We believe that our WLAN network effectively carries part of the data traffic in connection with our data value-added services and helps alleviate the strain on our network.

Our Business Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to enhance our businesses in the mobile telecommunications market by innovatively developing new customers and new voice usage and value-added business opportunities.

We intend to further penetrate into the individual customer market by enhancing our mobile Internet services as a media, further promoting the multi-functionalities of mobile handsets and better integrating mobile handsets into our individual customers’ daily lives.

In the corporate arena, we plan to strengthen our efforts in developing applications for the “Internet of Things,” which is a network of objects equipped with identifying devices, such as SIM cards, sensors and two-dimensional codes, and connected to a wireless network that is capable of enabling information exchange between objects. We believe the “Internet of Things” will further enhance the informatization of the manufacturing industry, the service industry, government functions and other sectors of the society and the economy.

Moreover, we will continue to expand both the geographic coverage and the service offerings of our 3G services and to accelerate the development of the TD-LTE technology, which is a standard for the evolution of the TD-SCDMA technology.

Customers and Usage

Our customer base has grown substantially from approximately 522.3 million at the end of 2009 to approximately 584.0 million at the end of 2010. As of December 31, 2010, we had a market share of approximately 69.3% in Mainland China. As of March 31, 2011, our total number of customers reached approximately 600.8 million, and approximately 27.0 million of our customers used 3G terminals. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in the central and western regions as well as small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives; and

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services.

We continued to experience growth in our corporate customer base in 2010. As of December 31, 2010, the total number of our corporate accounts reached 2.93 million, and the number of individual customers served under corporate accounts reached 36.1% of our total customer base.

However, our customer base grew at a lower rate in 2010 than in prior years. Due to the increasing mobile penetration rate and intensified competition among mobile telecommunications operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage reached 3,461.6 billion minutes in 2010, representing an increase of approximately 18.6% from 2009. As of December 31, 2010, the number of our value-added business customers reached 523.4 million, which was an increase of approximately 12.9% compared to December 31, 2009. Our SMS usage reached 711.0 billion messages in 2010, representing an increase of approximately 4.4% from 2009. Furthermore, Mobile Internet Access usage reached 103.1 billion megabytes in 2010, representing an increase of approximately 112.3% from 2009.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2008	2009	2010
Customer Base (in millions)	457.3	522.3	584.0

Total Voice Usage (in billions of minutes)	2,441.3	2,918.7	3,461.6

Average Minutes of Usage Per User Per Month (minutes)(1)	492	494	521

Average Revenue Per User Per Month (RMB)(2)	83	77	73

Average Monthly Churn Rate (%)(3)	2.71	3.30	3.22

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The operating revenue in 2008, 2009 and 2010 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010, respectively.
(3)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12. On this basis, our calculated average monthly churn rate will be affected by the number of voluntary and involuntary terminations and growth in our customer base.

Businesses

Our businesses primarily consist of voice business and value-added business.

Voice Business. Our voice business focuses on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice business has continued to grow, and total voice usage increased approximately 18.6% in 2010 compared to 2009.

Value-Added Business. Our value-added business includes voice value-added services, short message services, or SMS, Mobile Internet Access business and other data businesses.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Our SMS mainly includes customer-to-customer messages, corporate SMS, “Monternet”–based short messages and others.

Our Mobile Internet Access business is a service provided by us to our customers that enables wireless access to the Internet through mobile phones and data cards.

Our other data businesses mainly include Wireless Music (including “Color Ring”), multimedia messaging service (including Mobile Paper), or MMS, “Fetion”, “12580 Integrated Information Service Line”, Mobile Reading, Mobile Gaming, “139 Mailbox”, “139 Community”, Mobile Video, Mobile Payment/Wallet, Mobile TV, Mobile Market and Internet Data Center, or IDC.

We believe that value-added business, in particular data business, will continue to be one of the fastest growing segments of the telecommunications market in Mainland China over the next several years. In 2010, we increased the promotion of our value-added business by providing customers with diversified and personalized services. Revenue from our value-added business increased to RMB151,435 million in 2010, representing an increase of 15.2% from 2009. As a percentage of operating revenue, revenue generated from value-added business increased to 31.2% in 2010 from 29.1% in 2009. As of December 31, 2010, the number of our value-added business users reached 523.4 million, which represented a 12.9% increase compared to 463.4 million users as of December 31, 2009. We continued to maintain a leading position in value-added business in Mainland China during 2010, in terms of revenue from value-added business.

We plan to continue our expansion into regions with lower penetration rate and the development of new applications for SMS, “Color Ring” and MMS to further stimulate the growth of these businesses. In addition, we seek to continue driving the growth momentum of our more mature data products, such as Mobile Internet Access, Wireless Music, Mobile Paper, “Fetion” and “12580 Integrated Information Service Line”, and to focus on expanding the customer base for our other key data products, such as Mobile Reading, Mobile Gaming, “139 Mailbox”, “139 Community”, Mobile Video, Mobile Payment/Wallet and Mobile TV. At the same time, we expect to continue optimizing our products and applications and offering new businesses.

We also plan to continue promoting industry-specific applications of value-added business to corporate customers to further enhance the penetration and utilization of value-added business. During 2010, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. We also expanded our M2M and Mobile e-Commerce businesses in different areas involving our corporate customers. As of December 31, 2010, the total number of our corporate accounts reached 2.93 million.

Mobile Internet Access. We experienced a significant growth in our Mobile Internet Access business in 2010, with our Mobile Internet Access usage reaching 103.1 billion megabytes in 2010, representing a 112.3% increase compared to 2009. Revenue generated from Mobile Internet Access services reached RMB30,530 million in 2010, compared to RMB20,435 million in 2009.

Wireless Music (including “Color Ring”). Wireless Music refers to a service that provides music services to customers through mobile telecommunications networks. “Color Ring” refers to the service where customers can customize the answer ring tone from a wide selection of songs, melodies, sound effects or voice recordings to replace the monotonous ring connecting tone that the caller would hear. In 2010, we continued our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to try out, use and get accustomed to wireless music products based on “Color Ring”, “IVR for Wireless Music” and “Ringtone Download”. We recorded 213 million times of music downloads in 2010. Revenue generated from our Wireless Music (including “Color Ring”) business reached RMB20,345 million in 2010, compared to RMB18,512 million in 2009.

MMS (including Mobile Paper). MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Mobile Paper is a business that we have developed in cooperation with mainstream media in Mainland China and elsewhere, which provides customers with updated information services (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS, Mobile Internet Access and other types of services. Revenue generated from MMS (including Mobile Paper) business reached RMB3,540 million in 2010, compared to RMB3,306 million in 2009. As of December 31, 2010, the number of registered customers of Mobile Paper was approximately 72.8 million (including 41.5 million paying customers who subscribed to Mobile Paper via our central platform for information broadcasted nationwide, compared to 49.1 million as of December 31, 2009).

SMS. SMS refers to services that employ the existing resources of GSM networks and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, including customer-to-customer messages, corporate SMS, “Monternet”-based short messages and others. SMS offers convenience and multi-functionality to our customers. Our short message usage reached 711.0 billion messages in 2010 from 681.2 billion messages in 2009, and revenue generated from our SMS business reached RMB52,615 million in 2010, compared to RMB53,557 million in 2009.

“Fetion”. “Fetion” enables mobile customers to communicate instantly through various means, including SMS, for chatting, dating or interactive entertainment. Our “Fetion” business continued to grow significantly in 2010. The number of active customers of “Fetion” reached 78.4 million as of December 31, 2010, compared to 62.6 million as of December 31, 2009.

Our other value-added businesses, including “12580 Integrated Information Service Line”, Mobile Reading, Mobile Gaming, “139 Mailbox”, “139 Community”, Mobile Video, Mobile Payment/Wallet and Mobile TV, also experienced rapid growth in 2010, and we have strengthened our efforts in developing other new products and applications in our value-added business. As of December 31, 2010, the cumulative number of registered accounts of Mobile Market reached 35 million, with the number of application downloads from Mobile Market reaching 110 million. As of December 31, 2010, the cumulative number of software developers for our Mobile Market reached 1.10 million, with the number of applications of various types available on Mobile Market reaching 50,000. With the total number of our M2M terminals exceeding 6.9 million in 2010, we are determined to continue to develop and promote the application of the “Internet of Things”. We believe that all these new products and applications have enhanced, and will continue to enhance, our value-added business.

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

We offer our customers a variety of tariff packages that have varied monthly charges, minimum charges for basic usage, charges for usage exceeding the covered basic usage, fixed charges for selected features and functions, as well as charges for voice value-added services. We also offer different tariff packages with respect to SMS, Mobile Internet Access and each of the other data businesses. Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

The level and categorization of most of our current tariffs are subject to regulation by various government authorities. The MIIT has gradually liberalized the tariff level by allowing telecommunications service providers to set tariffs below certain tariff ceilings and permitting them to group their products and services, which could essentially lower the actual price for certain products and services included in the plan. The MIIT has also been encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime. See “— Regulation — Tariff Setting” included elsewhere under this Item. We generally expect usage volume to increase as a result of decreases in tariffs.

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

Roaming

We provide roaming services to our customers, which allow them to access mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements. As of December 31, 2010, our GSM global roaming services covered 237 countries and regions, while our general packet radio service, or GPRS, global roaming services coverage was extended to 186 countries and regions.

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

•	researching post-TD-SCDMA technologies and promote the synchronized development and compatibility of TD-LTE and FDD LTE technologies, the two models of the LTE technology.

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

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and online and telephone sales and marketing channels. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain online services to our customers, including, among others, subscription of voice value-added services, change of tariff plans, credit loading for pre-paid services and certain wireless data services, and redemption of “GoTone” points. Sales effected through our online and telephone sales and marketing channels have increased consistently in recent years. Furthermore, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of online and telephone sales and marketing channels and the integration of resources relating to sales and marketing channels. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

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

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2010, we had signed service contracts with approximately 2.93 million corporate accounts, and individual customers served under these service contracts with corporate accounts accounted for approximately 36.1% of our total customers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

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

Strategies Relating to 3G Services. In 2009, we commenced the operation of our 3G services by leasing wireless network capacity from CMCC. We have been focusing on the integration of the core components of our 2G and 3G networks by employing new mechanisms, new standards and new measurements and by promoting the integration of networks, businesses and applications, which have enabled our 2G customers to upgrade to our 3G services without changing their mobile telephone numbers or SIM cards or requiring re-registration. In addition, we have enhanced our efforts to market new 3G businesses, products and applications, including through our voice, broadband data and value-added businesses, to individuals, families, corporations and those in need of industry information products. CMCC has also created an incentive fund to promote the joint research and development of TD-SCDMA terminals and chipsets with relevant manufacturers, which has contributed to the development of the TD-SCDMA industry chain. We intend to further expand our 3G services by, among other things, leveraging the support from the PRC government in terms of land use, frequency resources and construction of wireless cities. We also intend to continue promoting the TD-LTE standard within and outside the PRC and furthering the synchronized development and compatibility of TD-LTE and FDD LTE technologies. For example, we assisted CMCC in demonstrating the TD-LTE network at the World Expo 2010 Shanghai and the 16th Asian Games held in Guangzhou in 2010, preparing for large-scale trial implementation of the TD-LTE network in six cities in Mainland China and constructing a demonstration TD-LTE network in Beijing.

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

In 2010, we continued to optimize our customer service processes through efforts such as optimizing the design of fee packages and actively promoting electronic sales channels to remove service bottlenecks. We have also launched campaigns to improve service quality, including shortening the waiting time at sales outlets, improving the connection rate of our 10086 hotline and tightening our spam filtering measures. In addition, we implemented service measures such as alert before debiting, centralized inquiry and un-subscription function for value-added services to ensure our customers would be fully informed of the payments they would make. Our continued improvement in customer services resulted in broader customer satisfaction in 2010.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2010, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding our customer base, offering new services and gaining recognition as symbol of youth culture. We enhanced our brand image and the number of customers increased as a result of our increased advertising efforts and expansion of new businesses, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2010 including, among others, entering into long-term contracts with our mid to high-end customers, offering customized services packages and improving customer services.

Churn Management. We have devised internal monitoring systems to detect customers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those customers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented customer registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require our customers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited at regular intervals on a daily basis and, if there are unusual circumstances, additional measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a late payment fee is imposed on each customer whose account balance is not settled by the monthly due date. If the customer’s account remains overdue, the customer’s services will be deactivated and such customer must pay all overdue amounts, including applicable late payment fees, to reactivate services. As a majority of our existing customers pre-pay for our services, we have limited credit risk exposure to our customers. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Corporate Social Responsibility and Sustainability Development. We are committed to fulfilling our responsibility to the community. We have focused on energy conservation and environmental protection in many aspects of our operations. We have also strived to build an “informatization” society, help narrow the digital divide, care for the underprivileged and support philanthropic activities. We provided reliable telecommunications network support and services for the World Expo 2010 Shanghai and the 16th Asian Games held in Guangzhou. When natural disasters such as the severe earthquakes in Yushu, Qinghai province and the mudslide in Zhouqu, Gansu province hit in 2010, we reacted with timely and effective telecommunications support and services and relief efforts. In 2010, we were recognized for the third consecutive year by the Dow Jones Sustainability Indexes, or DJSI, being the only company from Mainland China listed on DJSI. In 2010, we were also selected as a constituent of the newly launched Hang Seng Corporate Sustainability Index Series that are aimed at further raising awareness about corporate sustainability and serving increasing international interest in sustainability investment. We have been issuing the Sustainability Report (formerly known as the Corporate Social Responsibility Report) since 2007.

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

In addition, we provide our customers with access to broadband internet connection through WLAN, which is based on the IEEE 802.11 standard, at any of our hotspots in Mainland China, where access point, or AP, devices in the network transmit and receive radio frequencies for wireless enabled devices, such as mobile phones, to communicate with.

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

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 45 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45 MHz of spectrum allocated to us, 40 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands is used nationwide, and 5 MHz of spectrum in the 1800 MHz frequency band, is used in the cities of Beijing, Shanghai and Chengdu and Guangdong Province. In connection with our 3G business, the MIIT has allocated to CMCC a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage.

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

Network Operations and Maintenance. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians. Technical staffs are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. Most technical difficulties relating to the networks are resolved by our staff and the maintenance service providers with which we have business relationships, while our equipment suppliers also provide back-up maintenance and technical support.

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2010, the number of our 2G base stations reached 554,000, compared to 460,000 in 2009. We anticipate that we will need a significant number of new base stations in connection with the expansion of our mobile telecommunications networks. We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

In connection with the 3G wireless network capacity that we lease from CMCC, the number of CMCC’s 3G base stations in operation reached 135,000 as of the end of 2010, compared to 80,000 as of the end of 2009.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2010, we purchased our networks equipment primarily from Huawei Technologies, Ericsson, Nokia, ZTE and Fiberhome.

Strategic Cooperation with Vodafone

We entered into a strategic cooperation framework agreement, on a non-exclusive and non-binding basis, with Vodafone Group Plc, or Vodafone, in February 2011, which provides for a number of cooperation arrangements between us and Vodafone, including:

•	the exchange and sharing of corporate management, technical and operational expertise;
•

cooperation in certain areas, including enhanced roaming services, multinational customers, co-marketing, next-generation technology, green technology, network roadmap management and joint innovation and research and development;

•	the introduction of global products and services for the mobile community; and

•	the development and implementation of standards and protocols relevant to mobile telecommunications.

Vodafone acquired approximately 3.20% of our outstanding shares in 2000 and 2002, and disposed of its entire shareholding in our company in September 2010.

Strategic Alliance Agreement with PhoenixTV and Memorandum of Understanding with News Corporation and STAR Group Limited

On June 8, 2006, we entered into a strategic alliance agreement with Phoenix Satellite Television Holdings Limited, or PhoenixTV, a leading satellite television operator broadcasting into Mainland China, pursuant to which we and PhoenixTV will cooperate in, among other areas, the joint development, marketing and delivery of innovative wireless content, products, services and applications. We currently have a number of cooperation initiatives underway with PhoenixTV.

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

Proposed Investment in, and Strategic Cooperation with, Far EasTone

On April 29, 2009, we entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, one of the major mobile telecommunications operators in Taiwan, pursuant to which we would acquire 12% of the enlarged issued share capital of Far EasTone for an aggregate amount of approximately 17,773.6 million New Taiwan dollars (approximately RMB4,025.5 million or US$609.9 million, based on the respective exchange rate of 4.4152 New Taiwan dollars = RMB1.00 or 29.1400 New Taiwan dollars = US$1.00 as of December 30, 2010), subject to certain adjustments. Completion of the share subscription is subject to certain conditions, including the obtaining of all necessary regulatory approvals.

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

Investment in, and Strategic Cooperation with, SPD Bank

In October 2010, Guangdong Mobile, our wholly-owned subsidiary, completed its acquisition of 20% of the enlarged issued share capital of SPD Bank for an aggregate amount of approximately RMB39.5 billion (approximately US$6.0 billion). SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange.

In connection with the acquisition, we and SPD Bank also entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank will cooperate in the areas of mobile finance and mobile e-Commerce businesses in Mainland China, such as mobile payment, including on-site payment and remote payment, as well as in the sharing of customers services and channels resources. The term of cooperation is five years, which will be automatically renewed for successive one-year terms unless terminated. The scope of cooperation will include, but will not be limited to, the joint development of mobile payments business, mobile bank cards business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of mobile finance software and mobile security technologies. The parties agree to jointly explore cooperation in mobile fund transfer business. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play.

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

In May 2008, the MIIT, the NDRC and the MOF jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. Our market share was approximately 69.3% as of December 31, 2010. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. Our competitors may also benefit from any asymmetrical regulatory measures that may be adopted by the PRC government from time to time. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

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

Regulation

The mobile telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities including the NDRC and the Ministry of Commerce, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The MIIT, under the supervision of the State Council, is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations.

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

Pursuant to China’s commitments under the WTO and the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, which became effective on January 1, 2002, foreign investors may invest in joint ventures that provide telecommunications services in Mainland China. However, these investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, as amended in September 2008, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services (including radio paging services).

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which became effective on April 10, 2009. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

Spectrum Usage. In coordination with the relevant provincial authorities, the MIIT regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the MIIT, transferred by the entity to any other third party. In accordance with a joint circular from the NDRC and the MOF, CMCC has entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band and RMB15 million per MHz for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that upward and downward frequencies are separately charged. The relevant regulatory authorities in China may review these fee arrangements in the future.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In January 2003, the former Ministry of Information Industry, or the MII, issued the Measures on Administration of Telecommunications Network Numbering Resources. In accordance with these measures, the telecommunications network numbering resources are owned by the state, and a user of numbering resources is required to pay a usage fee to the state starting March 1, 2003. The measures also provide for procedures for application for the use, upgrade and adjustment of numbering resources by telecommunications operators. In December 2004, the MII, the MOF and the NDRC jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in Mainland China. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. As a general matter, the actual price range in each service area is proposed by a network operator in that service area, and must be approved by the relevant price regulatory authorities in that service area. In addition, local usage charges, monthly fees, maximum domestic roaming usage charges and maximum domestic long distance tariffs (other than tariffs for IP phone calls) are also determined generally by the MIIT in consultation with the NDRC. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which gave network operators more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming usage charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the NDRC and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the NDRC or, in some cases, the relevant price regulatory authorities at the provincial level.

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime, and mobile telecommunications operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we have been offering in Mainland China since the beginning of 2007 are based on tariffs substantially equivalent to the caller-party-pays regime.

In March 2008, the MII reduced the maximum domestic roaming usage charges that a mobile telecommunications services provider may charge on roaming services. In December 2009, the PRC regulators further promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used, as well as eliminate local usage charges on outgoing domestic and international long distance calls when roaming services are not used.

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

Capital Investment. We may be required to obtain approvals from relevant regulatory authorities in Mainland China with respect to some of our investment projects.

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

Employees

As of December 31, 2008, 2009 and 2010, we had 138,368, 145,954 and 164,336 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2010 were classified in the following table. Approximately 85.2% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2010.

Management	27,980
Technical and engineering	47,614
Sales and marketing	82,170
Financial and accounting	6,572

Total	164,336

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 313,143 as of December 31, 2010.

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

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Total Voice Usage (in billions of minutes)	2,441.3	2,918.7	3,461.6
Total Operating Revenue (in RMB millions)	411,810	452,103	485,231
Total Operating Expenses (in RMB millions)	269,415	305,095	334,477
Profit Attributable to Equity Shareholders (in RMB millions)	112,627	115,166	119,640

In 2008, 2009 and 2010, our customer base and voice usage volume continued to experience considerable growth. Our total net increase in number of customers exceeded 61.73 million during 2010 and our total customer base reached 584.0 million as of December 31, 2010. Our total voice usage increased by 19.6% from 2008 to 2009, and by 18.6% in 2010. As a result, our total operating revenue increased by 9.8% from 2008 to 2009, and by 7.3% in 2010. Our value-added business continued to grow, accounting for 29.1% and 31.2% of our total operating revenue in 2009 and 2010, respectively. Our total operating expenses increased by 13.2% from 2008 to 2009, and by 9.6% in 2010. Our profit attributable to equity shareholders increased by 2.3% from 2008 to 2009, and by 3.9% in 2010.

The PRC economy continued to grow in terms of GDP by more than 10% in 2010, which provided a favorable environment for our continued business development. However, following the restructuring of the telecommunications industry and the issuance of the 3G licenses, market competition in the telecommunications industry in Mainland China has intensified. As the mobile penetration rate in Mainland China reached 64.4% as of December 31, 2010, the mobile telecommunications markets in some economically developed regions of Mainland China also began to show signs of saturation. As a result, our customer base and operating revenue grew at a slower pace in 2010 than in prior years. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and execution capabilities. Moreover, although the overall mobile penetration rate in Mainland China is increasing, the mobile penetration rate in rural areas remains relatively low. We believe that there remains potential for continued growth in our customer base and our business.

We have been a mobile telecommunications services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the industry restructuring that took place in 2008 has had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China, and competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.”

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

We have entered into agreements with CMCC with respect to, among other things, international interconnection and roaming and inter-provincial and international transmission lines leasing. Pursuant to these agreements, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains its existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays fees to the relevant transmission line providers. Moreover, under these agreements, CMCC: (i) maintains its existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions; and (ii) collects the relevant usage fees and other fees from us or the relevant telecommunications services providers in foreign countries and regions and pays fees to the relevant mobile telecommunications services providers in foreign countries and regions or us, as the case may be.

We have also entered into a telecommunications services cooperation agreement with CMCC, pursuant to which we and CMCC provide customer development services to each other by utilizing our respective sales channels and resources, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of each other.

In addition, we have entered into a network capacity leasing agreement with CMCC, pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC.

Tariff Adjustments

The tariffs charged by PRC telecommunications operators are subject to adjustment by the PRC government. Recent adjustments include, among other things, the shortening of the billing unit for long distance charges (other than for IP-based long distance call services), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and connection fees charged to new customers, a general reduction in leased line tariffs and the elimination of certain domestic roaming charges and local usage charges on long distance calls. See “Item 4. Information on the Company — Business Overview — Regulation — Tariff Setting.” Moreover, we are allowed to offer our customers a variety of tariff packages which have different monthly charges, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Our average revenue per minute has generally decreased in recent years as tariffs have generally decreased. However, the growth in voice usage volume that has resulted from the general decline in tariffs has helped partially offset the adverse effect of tariff decreases on our revenue.

Our ARPU Has Declined and May Further Decline in the Future

Our ARPU decreased from RMB77 in 2009 to RMB73 in 2010, primarily due to the fact that a significant number of our new customers are users with relatively low usage of mobile telecommunications services. This decline was also due to the gradual implementation of the tariff adjustments that generally resulted in declines in tariffs. As we continue to expand our customer base, and with the continued implementation of the tariff adjustments, we expect that our ARPU will further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2008, 2009 and 2010. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. If it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in our profit or loss as follows:

(i) usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii) monthly fees are recognized as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iv) sales of SIM cards and handsets are recognized on delivery of goods to the customers and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(v) interest income is recognized as it accrues using the effective interest method; and

(vi) revenue from fixed price contracts is recognized using the percentage of completion method.

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

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items using the straight-line method over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually. We determine the useful life and residual values of our assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 1(h) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Amortization of Other Intangible Assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. We review the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimated period over which future economic benefits will be received by us and taking into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the level of the cash-generating unit. Such intangible assets are not amortized. Our policies regarding accounting for these assets are set forth in note 1(f) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charges or reversal of impairment in future periods. No impairment of property, plant and equipment, goodwill and other intangible assets was recorded in 2008, 2009 or 2010.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2008	2009	2010
	(in millions of RMB)
Operating revenue:
Usage and monthly fees	278,608	300,632	312,349
Value-added services fees	113,288	131,434	151,435
Other operating revenue	19,914	20,037	21,447

Total operating revenue	411,810	452,103	485,231

Operating expenses:
Leased lines	2,641	3,006	3,897
Interconnection	22,264	21,847	21,886
Depreciation	71,509	80,179	86,230
Personnel	19,960	21,480	24,524
Other operating expenses	153,041	178,583	197,940

Total operating expenses	269,415	305,095	334,477

Profit from operations	142,395	147,008	150,754
Other net income	2,159	1,780	2,336
Non-operating net income	517	359	685
Interest income	6,002	5,940	5,658
Finance costs	(1,550)	(1,243)	(902)
Share of profit of associate	—	—	558
Share of loss of jointly controlled entity	—	(8)	(18)

Profit before taxation	149,523	153,836	159,071
Taxation	(36,735)	(38,413)	(39,047)

Profit for the year	112,788	115,423	120,024

Attributable to:
Equity shareholders	112,627	115,166	119,640
Non-controlling interests	161	257	384

Profit for the year	112,788	115,423	120,024

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Revenue. Our operating revenue is mainly derived from usage and monthly fees and value-added services fees. Usage and monthly fees mainly include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our customers outside their registered service areas. Value-added services fees are mainly derived from voice value-added services, SMS, Mobile Internet Access business and other data businesses. Other operating revenue mainly represents interconnection revenue.

Operating revenue increased 7.3% from RMB452,103 million in 2009 to RMB485,231 million (US$73,520 million) in 2010. This increase was primarily due to the continued expansion in our customer base, the continued growth in voice usage volume and rapid growth of value-added businesses. Our total number of customers was approximately 584.0 million as of December 31, 2010, compared to approximately 522.3 million as of December 31, 2009.

Revenue from usage and monthly fees increased 3.9% from RMB300,632 million in 2009 to RMB312,349 million (US$47,326 million) in 2010. This increase principally resulted from the continued expansion in our customer base and the further increase in our voice usage volume during 2010. Although our average revenue per minute reflected a downward trend from RMB0.155 in 2009 to RMB0.140 in 2010, this decline was partially offset by higher growth in our voice usage volume in 2010. With the intensified market competition following the restructuring of the telecommunications industry and with further declines in tariffs, our average revenue per minute may continue to decline in future periods. However, we expect our voice usage volume to grow as the tariff declines, which we expect to help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, usage and monthly fees decreased from 66.5% in 2009 to 64.4% in 2010.

Set forth below is a table summarizing certain results of our value-added services for the periods indicated.

	Year Ended December 31,
	2009	2010
	(Revenue, in millions of RMB)
Voice value-added business	24,879	30,225
SMS business	53,557	52,615
Mobile Internet Access business	20,435	30,530
Other data businesses	32,563	38,065

Value-added services	131,434	151,435

Revenue from value-added services as a percentage of operating revenue	29.1%	31.2%

Revenue from value-added services increased 15.2% from RMB131,434 million in 2009 to RMB151,435 million (US$22,945 million) in 2010. This increase was mainly due to our continued efforts in product innovation and business development. Our value-added services include voice value-added services, SMS, Mobile Internet Access business and other data businesses. Revenue generated from SMS was RMB52,615 million in 2010, compared to RMB53,557 million in 2009, representing a decrease of 1.8%, primarily due to both the development of Internet instant messaging applications and declines in voice usage tariffs, which caused our customers to choose Internet instant messaging applications or voice services over SMS, and the high penetration rate of our SMS services after years of continued growth. In addition, revenue generated from Mobile Internet Access grew substantially by 49.4% to RMB30,530 million in 2010, as compared to RMB20,435 million in 2009. The rapid growth of our other data businesses, including Wireless Music, MMS, “Fetion”, “139 Mailbox” and “12580 Integrated Information Service Line”, was an additional growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 29.1% in 2009 to 31.2% in 2010. We expect our value-added business, in particular Mobile Internet Access business and other data businesses, to continue to grow.

Other operating revenue increased by 7.0% from RMB20,037 million in 2009 to RMB21,447 million (US$3,250 million) in 2010. As a percentage of operating revenue, other operating revenue remained stable at 4.4% in 2009 and 2010.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses and other operating expenses. Other operating expenses primarily consist of selling and promotion expenses, operating lease charges, network maintenance expenses, impairment loss for doubtful accounts, write-off of property, plant and equipment that have been demolished and disconnected from our existing network, labor service expenses, administration and other miscellaneous expenses.

Operating expenses increased 9.6% from RMB305,095 million in 2009 to RMB334,477 million (US$50,678 million) in 2010. This increase, notably in other operating expenses, particularly in selling and promotion expenses and maintenance expenses, was generally in line with the continued growth in our customer base and usage volume and our ongoing efforts to deliver better quality services and to cope with intensified competition. Our operating expenses increased at a lower rate in 2010 as compared to 2009, reflecting our increased economies of scale and our continued efforts to control our operating expenses in 2010.

Leased line expenses increased 29.6% from RMB3,006 million in 2009 to RMB3,897 million (US$590 million) in 2010. This increase reflected an increase in payment of RMB356 million to CMCC in connection with the lease of its TD-SCDMA network capacity and the increase in leasing fees of Internet ports paid to other telecommunications operators as a result of the rapid development of our Internet related businesses. As a percentage of operating expenses, leased line expenses increased slightly from 1.0% in 2009 to 1.2% in 2010.

Interconnection expenses increased slightly by 0.2% from RMB21,847 million in 2009 to RMB21,886 million (US$3,316 million) in 2010. Our continuing marketing strategy to reorganize and re-route traffic volume has led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 7.2% in 2009 to 6.5% in 2010.

Depreciation expense increased 7.5% from RMB80,179 million in 2009 to RMB86,230 million (US$13,065 million) in 2010. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in mobile Internet access. As a percentage of operating expenses, depreciation expense decreased from 26.3% in 2009 to 25.8% in 2010.

Personnel expenses increased 14.2% from RMB21,480 million in 2009 to RMB24,524 million (US$3,716 million) in 2010. This increase was primarily due to an increase in headcount from 145,954 at the end of 2009 to 164,336 at the end of 2010. As a percentage of operating expenses, personnel expenses increased from 7.0% in 2009 to 7.3% in 2010.

Other operating expenses increased 10.8% from RMB178,583 million in 2009 to RMB197,940 million (US$29,991 million) in 2010. This increase was primarily due to increased selling and promotion expenses in 2010 as a result of our efforts in responding to market competition, developing new customers and retaining our existing customers, in particular customers with high usage of mobile telecommunications services. Our selling and promotion expenses may further increase if industry competition continues to intensify and adversely affects our customer growth and retention, and leads to higher customer acquisition and retention costs. The increase in other operating expenses was also due to an increase in maintenance expenses from RMB28,109 million in 2009 to RMB31,390 million in 2010, and an increase in operating lease charges from RMB8,751 million in 2009 to RMB9,839 million in 2010, incurred principally as a result of our continued investments in our network equipment and facilities, and an increase in labor service expenses for services provided by third parties from RMB13,577 million in 2009 to RMB15,649 million in 2010. In addition, other operating expenses were partially offset by a decrease in impairment loss for doubtful accounts from RMB4,503 million in 2009 to RMB4,019 million in 2010 and a decrease in write-off of property, plant and equipment from RMB4,493 million in 2009 to RMB2,763 million in 2010. As a percentage of operating expenses, other operating expenses increased from 58.5% in 2009 to 59.2% in 2010. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 2.5% from RMB147,008 million in 2009 to RMB150,754 million (US$22,842 million) in 2010, and operating margin (profit from operations as a percentage of operating revenue) decreased from 32.5% in 2009 to 31.1% in 2010.

Other Net Income. Other net income represents primarily net sales from SIM cards and handsets and revenue from construction contracts. These items are included in other net income due to their insignificance. Other net income increased 31.2% from RMB1,780 million in 2009 to RMB2,336 million (US$354 million) in 2010. This increase was principally due to an increase in revenue from construction contracts, which was partially offset by the decrease in net sales from sales of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income increased by 90.8% from RMB359 million in 2009 to RMB685 million (US$104 million) in 2010, mainly due to a write back of accounts payable. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income decreased 4.7% from RMB5,940 million in 2009 to RMB5,658 million (US$857 million) in 2010. The lower interest income in 2010 was primarily due to the lower interest rate in 2010 and the decrease in our bank deposits as a result of the cash consideration paid in connection with our acquisition of an equity interest in SPD Bank.

Finance Costs. Finance costs decreased 27.4% from RMB1,243 million in 2009 to RMB902 million (US$137 million) in 2010. This decrease was primarily due to the lower interest rate in 2010. In 2010, the average interest rate that we paid on our outstanding borrowings was approximately 2.68%, compared to 3.70% in 2009.

Share of Profit of Associate. We had a share of profit of associate of RMB558 million (US$85 million) in 2010, which was attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to nil in 2009. Our share of profit of associate has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased 3.4% from RMB153,836 million in 2009 to RMB159,071 million (US$24,102 million) in 2010.

Taxation. Our income tax expense increased 1.7% from RMB38,413 million in 2009 to RMB39,047 million (US$5,916 million) in 2010. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 25.0% in 2009 and 24.5% in 2010, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased 3.9% from RMB115,166 million in 2009 to RMB119,640 million (US$18,127 million) in 2010. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 25.5% in 2009 to 24.7% in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating Revenue. Our operating revenue is mainly derived from usage and monthly fees and value-added services fees. Usage and monthly fees mainly include standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, and fees in respect of roaming out calls made by our customers outside their registered service areas. Value-added services fees are mainly derived from voice value-added services, SMS, Mobile Internet Access business and other data businesses. Other operating revenue mainly represents interconnection revenue.

Operating revenue increased 9.8% from RMB411,810 million in 2008 to RMB452,103 million in 2009. This increase was primarily due to the continued expansion in our customer base, notably in rural areas in Mainland China, and the continued growth in voice usage volume and value-added businesses. Our total number of customers was approximately 522.3 million as of December 31, 2009, compared to approximately 457.3 million as of December 31, 2008.

Revenue from usage and monthly fees increased 7.9% from RMB278,608 million in 2008 to RMB300,632 million in 2009. This increase principally resulted from the continued expansion in our customer base and the further increase in our voice usage volume during 2009. Although our average revenue per minute reflected a downward trend from RMB0.169 in 2008 to RMB0.155 in 2009, this decline was partially offset by higher growth in our voice usage volume in 2009. With the intensified market competition following the restructuring of the telecommunications industry and with further declines in tariffs, our average revenue per minute may continue to decline in future periods, but we currently expect that growth in our voice usage volume will help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, usage and monthly fees decreased from 67.7% in 2008 to 66.5% in 2009.

Set forth below is a table summarizing the results of our value-added services for the periods indicated.

	Year Ended December 31,
	2008	2009
	(in millions of RMB)
Voice value-added business	21,728	24,879
SMS business	50,318	53,557
Mobile Internet Access business	13,997	20,435
Other data businesses	27,245	32,563

Revenue from value-added services	113,288	131,434

Revenue from value-added services as a percentage of operating revenue	27.5%	29.1%

Revenue from value-added services increased 16.0% from RMB113,288 million in 2008 to RMB131,434 million in 2009. This increase was mainly due to our continued efforts in providing customers with diversified and personalized value-added services to meet their preferences and needs. Our value-added services include voice value-added services, SMS, Mobile Internet Access business and other data businesses. Revenue generated from SMS reached RMB53,557 million in 2009, as compared to RMB50,318 million in 2008, representing an increase of 6.4%. Revenue generated from the Mobile Internet Access business grew substantially by 46.0% to RMB20,435 in 2009, as compared to 2008. In addition, revenue generated from “Color Ring”, which form part of our other data businesses, grew by 7.4% to RMB15,413 million in 2009, as compared to 2008. The expansion of our customer base was an additional growth driver for our value-added services. As a percentage of operating revenue, value-added services fees increased from 27.5% in 2008 to 29.1% in 2009. We expect our value-added business to continue to grow, in particular Mobile Internet Access business and other data businesses.

Other operating revenue increased slightly by 0.6% from RMB19,914 million in 2008 to RMB20,037 million in 2009. As a percentage of operating revenue, other operating revenue decreased from 4.8% in 2008 to 4.4% in 2009.

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

Operating expenses increased 13.2% from RMB269,415 million in 2008 to RMB305,095 million in 2009. This increase, notably in other operating expenses, particularly in selling and promotion expenses and maintenance expenses, was generally in line with the continued growth in our customer base and our ongoing efforts to deliver better quality services and to cope with intensified competition. Our operating expenses increased at a lower rate in 2009 as compared to 2008, reflecting our continued efforts to control our operating expenses in 2009.

Leased line expenses increased 13.8% from RMB2,641 million in 2008 to RMB3,006 million in 2009. This increase reflected payments of RMB222 million to CMCC in connection with the lease of its TD-SCDMA network capacity. As a percentage of operating expenses, leased line expenses remained stable at 1.0% in 2008 and 2009.

Interconnection expenses decreased 1.9% from RMB22,264 million in 2008 to RMB21,847million in 2009. This decrease was mainly due to our marketing strategy to reorganize and re-route traffic volume, which led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 8.3% in 2008 to 7.2% in 2009.

Depreciation expense increased 12.1% from RMB71,509 million in 2008 to RMB80,179 million in 2009. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new business. As a percentage of operating expenses, depreciation expense decreased from 26.5% in 2008 to 26.3% in 2009.

Personnel expenses increased 7.6% from RMB19,960 million in 2008 to RMB21,480 million in 2009. This increase was primarily due to an increase in headcount from 138,368 at the end of 2008 to 145,954 at the end of 2009. As a percentage of operating expenses, personnel expenses slightly decreased from 7.4% in 2008 to 7.0% in 2009.

Other operating expenses increased 16.7% from RMB153,041 million in 2008 to RMB178,583 million in 2009. This increase was primarily due to increased selling and promotion expenses in 2009 as a result of our continued efforts in promoting brand development, rewarding and retaining our existing and high-value customers, and improving customer service quality with an aim towards enhancing customer loyalty. Our selling and promotion expenses may further increase if industry competition continues to intensify and adversely affects our customer growth and customers retention, and increases our customer acquisition and retention costs. The increase in other operating expenses was also due to an increase in maintenance expenses and operating lease charges incurred in 2009, principally as a result of our continued investments in our network equipment and facilities. In addition, other operating expenses included impairment loss for doubtful accounts of RMB4,503 million in 2009 compared to RMB4,385 million in 2008, operating lease charges of RMB8,751 million in 2009 compared to RMB8,314 million in 2008, write-off of property, plant and equipment of RMB4,493 million in 2009 compared to RMB3,250 million in 2008, and labor service expenses for services provided by third parties of RMB13,577 million in 2009 compared to RMB10,156 million in 2008. As a percentage of operating expenses, other operating expenses increased from 56.8% in 2008 to 58.5% in 2009. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased 3.2% from RMB142,395 million in 2008 to RMB147,008 million in 2009, and operating margin (profit from operations as a percentage of operating revenue) slightly decreased from 34.6% in 2008 to 32.5% in 2009.

Other Net Income. Other net income represents primarily gross profit from sales of SIM cards and handsets. Other net income decreased 17.6% from RMB2,159 million in 2008 to RMB1,780 million in 2009. This decrease was principally due to the declining sales of SIM cards and handsets.

Non-Operating Net Income. Non-operating net income decreased by 30.6% from RMB517 million in 2008 to RMB359 million in 2009. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income decreased 1.0% from RMB6,002 million in 2008 to RMB5,940 million in 2009. The lower interest income in 2009 was primarily due to the lower interest rate in 2009.

Finance Costs. Finance costs decreased 19.8% from RMB1,550 million in 2008 to RMB1,243 million in 2009. This decrease was primarily due to a decrease in average interest rate for deferred consideration payable, which represented the balance of the purchase consideration payable to our immediate holding company in connection with our acquisitions of eight regional mobile telecommunications companies in 2002 and ten regional mobile telecommunications companies and other telecommunications assets in 2004. In 2009, the average interest rate that we paid on our outstanding borrowings was approximately 3.70%, as compared to 4.61% in 2008.

Profit before Taxation. As a result of the foregoing, profit before tax increased 2.9% from RMB149,523 million in 2008 to RMB153,836 million in 2009.

Taxation. Our income tax expense increased 4.6% from RMB36,735 million in 2008 to RMB38,413 million in 2009. This increase was mainly due to an increase in our profit before taxation and the phase-out of certain tax benefits enjoyed by some of our subsidiaries. Our effective tax rate was 24.6% in 2008 and 25.0% in 2009, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased 2.3% from RMB112,627 million in 2008 to RMB115,166 million in 2009. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 27.3% in 2008 to 25.5% in 2009.

Liquidity and Capital Resources.

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2010, we had a working capital (current assets minus current liabilities) of RMB66,252 million (US$10,038 million), compared to a working capital of RMB77,550 million as of December 31, 2009 and a working capital of RMB56,611 million as of December 31, 2008. The decrease in our working capital as of December 31, 2010 from December 31, 2009 was primarily due to the increase in our accounts payable and accrued expenses and other payables and the re-classification of guaranteed bonds due in 2011 with the aggregate principal amount of RMB5,000 million as current liabilities. As of December 31, 2008, 2009 and 2010, accounts receivable totaled RMB6,913 million, RMB6,405 million and RMB7,632(US$1,156 million), respectively. The current portion of our finance lease obligations as of December 31, 2008, 2009 and 2010 were RMB68 million, RMB68 million and RMB68 million (US$10 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of RMB)
Net cash from operating activities	193,647	207,123	231,379
Net cash used in investing activities	(139,026)	(165,927)	(171,572)
Net cash used in financing activities	(45,684)	(49,774)	(51,051)

Net increase / (decrease) in cash and cash equivalents	8,937	(8,578)	8,756

Net cash from operating activities increased 7.0% from RMB193,647 million in 2008 to RMB207,123 million in 2009, and further increased 11.7% to RMB231,379 million (US$35,057 million) in 2010, primarily reflecting the increase in our profit before taxation resulting from the continued expansion of our customer base and the continued growth in voice usage and our value-added business.

Net cash used in investing activities increased 3.4% from RMB165,927 million in 2009 to RMB171,572 million (US$25,996 million) in 2010. This increase was primarily due to our acquisition of 20% of the enlarged share capital of SPD Bank, which was partially offset by a decrease in our bank deposit of RMB35,590 million. Net cash used in investing activities increased 19.3% from RMB139,026 million in 2008 to RMB165,927 million in 2009. This increase was primarily due to large increase in deposits with banks of RMB54,780 million in 2009 compared to RMB21,148 million in 2008, which was partially offset by a decrease in capital expenditures of RMB5,502 million, and an increase in the amount of interest received of RMB1,045 million.

Net cash used in financing activities increased 2.6% from RMB49,774 million in 2009 to RMB51,051 million (US$7,735 million) in 2010. This increase was primarily due to an increase in dividend payment from RMB48,614 milion in 2009 to RMB50,201 million in 2010. Net cash used in financing activities increased 9.0% from RMB45,684 million in 2008 to RMB49,774 million in 2009. This increase was primarily due to a larger dividend payment to shareholders in 2009 compared to 2008 and a decrease in the amount of proceeds from issuance of shares under our share option scheme, partially offset by a decrease in the amount of interest paid on our outstanding bonds and deferred consideration in connection with our acquisition of regional mobile telecommunications companies in 2002 and 2004.

Capital Expenditures

Capital expenditures incurred in 2008, 2009 and 2010 were RMB136,292 million, RMB129,367 million and RMB124,347 million (US$18,840 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new businesses. The level of our capital expenditures decreased in 2009 and 2010 primarily due to the lower investment cost per traffic unit as a result of our efforts to implement management with a higher level of centralization, standardization and informatization, as well as reflecting the needs of our business growth.

We estimate that we will incur capital expenditures of approximately RMB132.4 billion (US$20.1 billion) in 2011, RMB130.4 billion (US$19.8 billion) in 2012 and RMB125.5 billion (US$19.0 billion) in 2013. We expect that approximately 53% of our capital expenditures in 2011 will be used in the construction of infrastructure networks, approximately 14% will be used in the development of new technologies and new businesses, approximately 11% will be used in the construction of transmission facilities, approximately 7% will be used in building support systems.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2011.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2009 and 2010, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations of RMB68 million and RMB68 million (US$10 million), respectively.

On June 18, 2001 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million aggregate principal amount of guaranteed bonds due in 2011 at a floating interest rate, payable annually. As these guaranteed bonds will be due in 2011, all outstanding principal amount of these guaranteed bonds was classified as current liabilities as of December 31, 2010. These bonds are listed on the Shanghai Stock Exchange. We have issued an irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee. The bonds are rated “AAA” by China Chengxin International Credit Rating Company Limited, an affiliate of Fitch International Limited. The net proceeds from the offering were applied solely to repay part of the RMB12,500 million syndicated loans we raised through our wholly-owned subsidiary, China Mobile (Shenzhen) Limited, in 2000 for our acquisition of the Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

On October 28, 2002 Guangdong Mobile issued RMB5,000 million guaranteed bonds due 2017. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The guaranteed bonds bear fixed interest of 4.5%, payable annually. We have issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd, a PRC credit rating agency. The entire net proceeds from the offering were applied solely to satisfy part of the US$2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

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

In December 2010, Standard & Poor’s upgraded our corporate credit rating to AA-/Outlook Stable which is at the same credit rating level as China’s sovereign credit rating. In November 2010, Moody’s Investors Service upgraded our credit rating to Aa3/Outlook Positive, in line with its upgrading of China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2010, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2010:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	111,646	111,646	—	—	—
Bills Payable	502	502	—	—	—
Accrued expenses and other payables	85,716	85,716	—	—	—
Deferred Consideration Payable	25,233	281	428	383	24,141
Bonds	11,627	5,317	450	450	5,410
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	234,795	203,533	878	833	29,551

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2010:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	23,385	6,951	7,928	4,344	4,162
Capital Commitments	116,168	116,168	—	—	—

Total Commercial Commitments	139,553	123,119	7,928	4,344	4,162

Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 26, 2011.

Name	Age	Position
Mr. WANG Jianzhou	62	Executive Director and Chairman
Mr. LI Yue	52	Executive Director and Chief Executive Officer
Mr. LU Xiangdong	51	Executive Director and Vice President
Mr. XUE Taohai	55	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	56	Executive Director and Vice President
Mr. SHA Yuejia	53	Executive Director and Vice President
Mr. LIU Aili	47	Executive Director and Vice President
Mdm. XIN Fanfei	54	Executive Director and Vice President
Mr. XU Long	54	Executive Director
Dr. LO Ka Shui	64	Independent Non-Executive Director
Mr. Frank K.S. WONG	63	Independent Non-Executive Director
Dr. Moses M.C. CHENG	61	Independent Non-Executive Director

Mr. WANG Jianzhou has served as our Chairman and is in charge of our overall management since November 2004. Mr. Wang also served as our Chief Executive Officer from November 2004 to August 2010. He has been serving as Chairman of CMCC since May 2010 and previously served as President of CMCC. Mr. Wang is also Chairman of CMC. Prior to joining us, Mr. Wang served as Deputy Director General and Director General of the Hangzhou Posts and Telecommunications Bureau, Deputy Director General of the Zhejiang Posts and Telecommunications Administration, Director General of the Department of Planning and Construction of the former Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the MII, Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang graduated in 1985 from the Department of Management Engineering of Zhejiang University with a Master’s Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and has over 33 years of experience in the telecommunications industry.

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August, 2010. He is in charge of our operation and management. Mr. Li is also the President and director of CMCC and a director of CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire Holdings Limited, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s Degree in telephone exchange, holds a Master’s Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunication industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. LU Xiangdong has served as our Executive Director and Vice President since March 2003. Mr. Lu is principally in charge of development strategy, planning and structure; and procurement matters. He has been serving as Vice President of CMCC since April 2000. Mr. Lu is also a director of CMC. He previously served as the Director General of Fujian Wireless Telecommunications Bureau, the Deputy Director General of the Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications, Chairman of Aspire Holdings Limited, Chairman of Union Mobile Pay Limited and a non-executive director of Phoenix Satellite Television Holdings Ltd. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master’s Degree in wireless telecommunications, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 29 years of experience in the telecommunications industry.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue is principally in charge of our corporate affairs, finance and internal audit. Mr. Xue is also a Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 31 years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang is principally in charge of human resources and inspection matters. Mdm. Huang is also a Vice President of CMCC, and a director of CMC. Mdm. Huang previously served as the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with 35 years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management. He is also a Vice President of CMCC, a director of CMC, Chairman of Union Mobile Pay Limited and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 28 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of network operation, business support, information management, information security and industrial management matters. He is also a Vice President of CMCC, a director of CMC and a non-executive director of China Communications Services Corporation Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of Shandong Mobile and Zhejiang Mobile and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 28 years of experience in the telecommunications industry.

Mdm. XIN Fanfei has served as our Executive Director and Vice President since January 2006. Mdm. Xin is principally in charge of the general administration and investor and media relations. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Director and Vice President of Tianjin Mobile, Chairwoman and President of Heilongjiang Mobile and Chairwoman of the former China Mobile Peoples Telephone Company Limited. Mdm. Xin graduated from Xidian University, and received an EMBA degree from Peking University and a Doctor of Management degree from Hong Kong Polytechnic University. Mdm. Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for our business operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Zhejiang Posts and Telecommunications Administration, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 33 years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited and City-e-Solutions Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority and the Chairman of The Chamber of Hong Kong Listed Companies. Dr. Lo previously served as an independent non-executive director of Melco International Development Limited. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and Mapletree Investments Pte Ltd, Singapore, and a non-executive director of PSA International Pte Ltd, Singapore. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999, and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. Dr. Cheng is also the Chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, China COSCO Holdings Company Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Shui On Construction and Materials Limited and ARA Asset Management (Singapore) Limited, a company with shares listed on the Singapore Exchange Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2010 for services performed as directors, officers or employees was approximately HK$19 million (US$2.5 million).

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

The maximum aggregate number of ordinary shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of our company as of the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10% limit.

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. Under the Old Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as of December 31, 2010, there were no outstanding options granted under the Old Scheme. As of the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,476,767,598. No share options were granted under the Current Scheme during the year ended December 31, 2010.

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

As of December 31, 2010, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the Current Scheme. In 2010, 4,569,595 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2010, the following directors and members of our senior management had interests in our share capital:

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2010, options exercisable for an aggregate of 6,911,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

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

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2011, approximately 74.20% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2011, our majority shareholders held, directly or indirectly, between approximately 74.20% and 76.50% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2011, CMCC indirectly owned an aggregate of approximately 74.20% of our issued and outstanding share capital.

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

Spectrum Fees and Numbering Resources

The MIIT (and prior to April 2008, the MII) and the MOF jointly determine the standardized spectrum fees payable to the MIIT by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the NDRC and the MOF, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used and the number of base stations within the relevant operator’s networks.

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

Platform Development

Aspire is 66.41% owned by us, and is our joint venture with Vodafone and Hewlett-Packard Company. Aspire entered into a platform development master agreement (the “Platform Development Agreement”) with CMCC on January 10, 2001. Under the Platform Development Agreement, Aspire (or its subsidiaries) will provide technology platform development and maintenance services to CMCC and its subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

Leasing of TD-SCDMA Network Capacity

In preparation for our 3G business, we and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement had a term of one year with effect from January 1, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. We may terminate the Network Capacity Leasing Agreement by providing 60 days’ advance notice to CMCC. As the ongoing deployment and improvements to the TD-SCDMA network and in order to actively develop and promote the TD-SCDMA business, we and CMCC had agreed to renew the Network Capacity Leasing Agreement on November 6, 2009 for a term of one year commencing on January 1, 2010. In view of its expiration on December 31, 2010, the parties renewed the Network Capacity Leasing Agreement on December 21, 2010 for a further term of one year commencing on January 1, 2011.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB2,000 million in 2010, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) shall not exceed RMB3,000 million in 2011. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective customers. The Tripartite Agreement expired on December 31, 2009, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement shall automatically be renewed for further terms of one year. We, CMCC and China Tietong had agreed to renew Tripartite Agreement on November 6, 2009 for a term of one year commencing on January 1, 2010. In view of its expiration on December 31, 2010, the parties renewed the Tripartite Agreement on December 21, 2010 for a further term of one year commencing on January 1, 2011.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2010 did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB480 million in 2010. It is expected that, in 2011, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB500 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, CMCC and we entered into a telecommunications services cooperation agreement on November 6, 2009 (the “Telecommunications Services Cooperation Agreement”), pursuant to which CMCC and we will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The Telecommunications Services Cooperation Agreement had a term of one year with effect from January 1, 2010 and would be renewed automatically for successive one-year periods if the parties so wish. In view of the expiry of the Telecommunications Services Cooperation Agreement on December 31, 2010, the parties have agreed to renew the Telecommunications Cooperation Agreement on December 21, 2010 for a term of one year commencing on January 1, 2011.

The amount of charges receivable by us in 2010 under the Telecommunications Services Cooperation Agreement was below the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The amounts of charges payable by us in 2010 under the Telecommunications Services Cooperation Agreement did not exceed RMB1,600 million. It is expected that the aggregate amount of charges payable by us to CMCC under the Telecommunications Services Cooperation Agreement (as renewed) will not exceed RMB1,700 million while the aggregate amount of charges receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules in 2011. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.34 of Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Miscellaneous

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between us and CMCC or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. In December 2004, in order to streamline the management of the connected transactions, we consolidated the agreements between us and CMCC into two agreements:

(i)	the Property Leasing and Management Services Agreement pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and machining rooms and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable; and

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

The Property Leasing and Management Services Agreement and the Telecommunications Services Agreement (together the “2004 Continuing Connected Transaction Agreements”) expired on December 31, 2007. On December 13, 2007, we entered into the 2008-2010 property leasing and management services agreement (the “2008-2010 Property Leasing Agreement”) and the 2008-2010 telecommunications services agreement (the “2008-2010 Telecommunications Services Agreement”) with CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements on the same terms. Each of the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement has a fixed term of three years and is effective from January 1, 2008 to December 31, 2010. The payments payable by us to CMCC and its subsidiaries under the 2008-2010 Property Leasing Agreement did not exceed RMB1,400 million, RMB1,500 million and RMB1,600 million for the years ended December 31, 2008, 2009 and 2010, respectively, while the payments payable by us to CMCC and its subsidiaries under the 2008-2010 Telecommunications Services Agreement for the same periods did not exceed RMB4,350 million, RMB4,500 million and RMB4,400 million, respectively. The 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement expired on December 31, 2010.

On December 21, 2010, we entered into the 2011-2013 property leasing and management agreement (the “2011-2013 Property Leasing Agreement”) with CMCC to extend the existing continuing connected transactions under the 2008-2010 Property Leasing Agreement. On the same date, we entered into the 2011-2013 telecommunications services agreement (the “2011-2013 Telecommunications Services Agreement”) with CMCC to govern the continuing connected transactions between the parties in relation to the provision of telecommunications services, which were previously governed by the 2008-2010 Telecommunications Services Agreement. The 2011-2013 Property Leasing Agreement and the 2011-2013 Telecommunications Services Agreement are for a term of three years commencing on January 1, 2011.

The amount of the aggregate annual rental and property management service charges payable by us to CMCC and its subsidiaries under the 2011-2013 Property Leasing Agreement for each of the three years ending December 31, 2011, 2012 and 2013 is not expected to exceed RMB1,000 million. For the 2011-2013 Telecommunications Services Agreement, the charges payable by us to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement are expected not to exceed RMB1,500 million, RMB1,700 million and RMB2,000 million for the three years ending December 31, 2011, 2012 and 2013, respectively, while the aggregate annual amount payable by CMCC and its subsidiaries to us for each of the three years ending December 31, 2011, 2012 and 2013 is not expected to exceed RMB2,400 million. The transactions contemplated under the 2011-2013 Property Leasing Agreement and the 2011–2013 Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

In 2010, no consideration was paid from us to CMCC or from CMCC to us under the International Roaming Settlement Agreement, the 2008 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our good profitability in 2010 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK$1.597 per share for the financial year ended December 31, 2010 in accordance with our dividend payout ratio of 43% planned for the full financial year of 2010. This, together with the interim dividend of HK$1.417 per share paid in 2010, amounted to an aggregate dividend payment of HK$3.014 per share for the full financial year of 2010.

In 2011, having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and the need of our future sustainable development, we plan that our dividend payout ratio for the full year of 2011 will be 43%.

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

As of December 31, 2010 and March 31, 2011, there were 20,065,423,246 and 20,066,238,746, respectively, of our ordinary shares issued and outstanding. As of December 31, 2010 and March 31, 2011, there were, respectively, 477 and 483 registered holders of American depositary receipts evidencing 86,784,282 and 92,925,267 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2006	69.40	35.60	44.96	22.82
2007	158.90	64.70	103.69	41.85
2008	136.60	53.80	89.30	34.83
2009
First Quarter	85.00	63.00	54.23	40.75
Second Quarter	83.10	65.65	54.04	43.16
Third Quarter	91.55	71.95	58.54	47.10
Fourth Quarter	79.30	69.60	51.37	44.92
2010
First Quarter	79.40	72.35	50.54	46.87
Second Quarter	80.65	71.95	52.07	46.27
Third Quarter	84.30	76.50	54.40	48.57
Fourth Quarter	83.45	76.05	53.71	49.06
October	83.45	78.65	53.71	50.91
November	82.70	77.45	53.13	49.85
December	78.95	76.05	50.68	49.06
2011
January	78.85	76.30	50.44	49.14
February	77.45	71.90	49.64	46.38
March	75.45	69.20	48.54	44.83
First Quarter	78.85	69.20	50.44	44.83
April (through April 21)	73.95	71.95	47.65	46.27

We may conduct in the future a public offering and listing of our shares in Mainland China. We have not set a specific timetable or decided on any specific form for an offering in Mainland China. We believe that an offering and listing of our shares in Mainland China would provide us with better access to the capital markets in Mainland China and enable our customers in Mainland China to have an opportunity to become our shareholders. A decision to proceed with such an offering, as well as the precise timing of such an offering, would depend on a number of factors, including the receipt of relevant regulatory approvals and market conditions.

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

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for certain arrangements we have entered into with CMCC.

Exchange Controls

The Renminbi currently is not a freely convertible currency. Under the “capital account”, which includes, among others, foreign direct investment, the prior approval of the State Administration of Foreign Exchange should be obtained prior to conversion of Renminbi into foreign currency. However, under the “current account”, which includes dividends, trade and service-related foreign currency transactions, the Renminbi is currently freely convertible.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, which took effect on January 1, 2008, or the PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Moreover, the PRC tax authorities have been issuing further interpretations and notices to enhance the application of the new PRC income tax law.

Taxation of Dividends

On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which had retroactive effect as of January 1, 2008. We are considered a PRC resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC income tax law, we are required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on our register of members, as of the record date for such dividend, and who were not individuals.

Taxation of Capital Gains

Under the PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, but there remain substantial uncertainties as to their interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

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

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2010.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2010, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2010		As of December 31, 2009
	2011	2012	2013	2014	2015	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	4,981	—	—	—	—	4,982	9,963	10,038	9,918	10,077
Average interest rate	4.00%	—	—	—	—	4.50%	4.25%	—	4.68%	—
Deferred consideration payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	0.97%	2.22%	—	3.28%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of deposits with banks and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2010		As of December 31, 2009
	2011	2012	2013	2014	2015	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Pledged bank deposits:
in Hong Kong dollars	—	34	—	128	—	—	162	162	—	—
Deposits with banks:
in U.S. dollars	269	—	—	—	—	—	269	269	274	274
in Hong Kong dollars	225	—	—	—	—	—	225	225	660	660
Cash and cash equivalents:
in U.S. dollars	369	—	—	—	—	—	369	369	446	446
in Hong Kong dollars	2,987	—	—	—	—	—	2,987	2,987	6,768	6,768

Item 12. Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at One Wall Street, New York, New York 10286, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

ADR holders must pay:	For:

• US$5 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

• Each cancellation of an ADR, including if the deposit agreement terminates

• Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for purpose of calculating fees

• US$0.02 (or less) per ADS	• Any cash distribution (not including cash dividend distribution)

• Registration or transfer fees

•        Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

• Expenses of the depositary	• Conversion of Hong Kong dollars to U.S. dollars

• Cable, telex and facsimile transmission expenses

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2010 was US$194,242.31, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived for the year ended December 31, 2010 was US$135,185.13.

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

As of December 31, 2010, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2010, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 16, 2011.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Mobile Limited and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of China Mobile Limited and its subsidiaries based on our audit.

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

In our opinion, China Mobile Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three-year period ended December 31, 2010 and our report dated March 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

March 16, 2011

Changes in Internal Control Over Financial Reporting. During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the years ended December 31, 2009 and 2010:

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	(RMB)
2009	80,000,000	—	72,000	9,380,000
2010	83,000,000	—	1,000,000	11,000,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002 and other information technology-related advisory services provided to us.

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least three members of our board of directors be independent as determined under the Hong Kong Listing Rules. We currently have three independent directors out of a total of twelve directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

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

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Comprehensive Income for Each of the Three Years Ended December 31, 2008, 2009 and 2010	F-3
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-5
Consolidated Statement of Changes in Equity for Each of the Three Years Ended December 31, 2008, 2009 and 2010	F-7
Consolidated Cash Flow Statement for Each of the Three Years Ended December 31, 2008, 2009 and 2010	F-10
Notes to Consolidated Financial Statements	F-12

Item 19. Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Property Leasing and Management Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation). (8)

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (8)

4.19	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (9)

4.20	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary). (9)

4.21	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.22	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of China Mobile Limited and its subsidiaries as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2011 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of China Mobile Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

March 16, 2011

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated statement of comprehensive income

For the year ended December 31, 2010

(Expressed in Renminbi)

	Note		2010	2009	2008
			RMB million	RMB million	RMB million
Operating revenue (Turnover)	3

Usage and monthly fees			312,349	300,632	278,608
Value-added services fees			151,435	131,434	113,288
Other operating revenue			21,447	20,037	19,914

			485,231	452,103	411,810

Operating expenses

Leased lines			3,897	3,006	2,641
Interconnection			21,886	21,847	22,264
Depreciation	13		86,230	80,179	71,509
Personnel	4		24,524	21,480	19,960
Other operating expenses	5		197,940	178,583	153,041

			334,477	305,095	269,415

Profit from operations			150,754	147,008	142,395

Other net income	6		2,336	1,780	2,159

Non-operating net income	7		685	359	517

Interest income			5,658	5,940	6,002

Finance costs	8		(902)	(1,243)	(1,550)

Share of profit of associate			558	—	—

Share of loss of jointly controlled entity	19		(18)	(8)	—

Profit before taxation			159,071	153,836	149,523

Taxation	11	(a)	(39,047)	(38,413)	(36,735)

PROFIT FOR THE YEAR			120,024	115,423	112,788

Other comprehensive income for the year

Exchange differences on translation of financial statements of overseas entities			(135)	42	(393)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			119,889	115,465	112,395

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated statement of comprehensive income

For the year ended December 31, 2010 (Continued)

(Expressed in Renminbi)

	Note		2010		2009		2008
			RMB million		RMB million		RMB million
Profit attributable to:

Equity shareholders of the Company				119,640		115,166		112,627
Non-controlling interests				384		257		161

PROFIT FOR THE YEAR				120,024		115,423		112,788

Total comprehensive income attributable to:

Equity shareholders of the Company				119,505		115,208		112,234
Non-controlling interests				384		257		161

TOTAL COMPREHENSIVE INCOME FOR THE YEAR				119,889		115,465		112,395

Earnings per share – Basic	12	(a)	RMB	5.96	RMB	5.74	RMB	5.62

Earnings per share – Diluted	12	(b)	RMB	5.89	RMB	5.67	RMB	5.53

The notes on pages F-12 to F-74 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated balance sheet as at December 31, 2010

(Expressed in Renminbi)

	Note		As at December 31, 2010	As at December 31, 2009
			RMB million	RMB million
Non-current assets

Property, plant and equipment	13		385,296	360,075
Construction in progress	14		54,868	46,094
Land lease prepayments			12,040	11,201
Goodwill	15		36,894	36,894
Other intangible assets	16		813	727
Interest in associates	18		40,175	—
Interest in jointly controlled entity	19		8	6
Deferred tax assets	20		9,720	8,939
Pledged bank deposits	21		162	—
Other financial assets	22		77	77

			540,053	464,013

Current assets

Inventories	23		4,249	3,847
Accounts receivable	24		7,632	6,405
Other receivables	25		7,076	3,490
Prepayments and other current assets	25		10,151	9,064
Amount due from ultimate holding company	26		293	25
Tax recoverable	11	(c)	135	17
Deposits with banks			204,803	185,613
Cash and cash equivalents	27		87,543	78,894

			321,882	287,355

Current liabilities

Accounts payable	28		111,646	95,985
Bills payable			502	642
Deferred revenue	29		43,489	35,573
Accrued expenses and other payables	31		85,716	69,335
Amount due to ultimate holding company	26		15	4
Amount due to immediate holding company	26		35	119
Interest-bearing borrowings	30	(a)	4,981	—
Obligations under finance leases	32		68	68
Current taxation	11	(c)	9,178	8,079

			255,630	209,805

Net current assets			66,252	77,550

Total assets less current liabilities carried forward			606,305	541,563

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated balance sheet as at December 31, 2010

(Continued)

(Expressed in Renminbi)

	Note	As at December 31, 2010	As at December 31, 2009
		RMB million	RMB million
Total assets less current liabilities brought forward		606,305	541,563

Non-current liabilities

Interest-bearing borrowings	30	(28,615)	(33,551)
Deferred revenue, excluding current portion	29	(248)	(317)
Deferred tax liabilities	20	(39)	(61)

		(28,902)	(33,929)

NET ASSETS		577,403	507,634

CAPITAL AND RESERVES

Share capital		2,139	2,139

Reserves		574,018	504,609

Total equity attributable to equity shareholders of the Company		576,157	506,748

Non-controlling interests		1,246	886

TOTAL EQUITY		577,403	507,634

Approved and authorized for issue by the Board of Directors on March 16, 2011.

Li Yue

Director

Xue Taohai

Director

The notes on pages F-12 to F-74 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated statement of changes in equity

For the year ended December 31, 2010

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non-controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2008	2,136	385,743	(292,156)	72	(688)	84,422	192,132	371,661	488	372,149

Changes in equity for 2008:
Profit for the year	—	—	—	—	—	—	112,627	112,627	161	112,788
Other comprehensive income	—	—	—	—	(393)	—	—	(393)	—	(393)

Total comprehensive income for the year	—	—	—	—	(393)	—	112,627	112,234	161	112,395
Dividends approved in respect of the previous year (note 35(a) (ii))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(23,532)	(23,532)	—	(23,532)
Dividends declared to non-controlling interests in respect of the year	—	—	—	—	—	—	—	—	(20)	(20)
Shares issued under share option scheme (note 35(b)(ii))	2	494	(31)	—	—	—	—	465	—	465
Equity settled share-based transactions	—	—	222	—	—	—	—	222	—	222
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	22,419	(22,419)	—	—	—

As at December 31, 2008	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated statement of changes in equity

For the year ended December 31, 2010 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non-controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2009	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

Changes in equity for 2009:
Profit for the year	—	—	—	—	—	—	115,166	115,166	257	115,423
Other comprehensive income	—	—	—	—	42	—	—	42	—	42

Total comprehensive income for the year	—	—	—	—	42	—	115,166	115,208	257	115,465
Dividends approved in respect of the previous year (note 35(a) (ii))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(23,791)	(23,791)	—	(23,791)
Shares issued under share option scheme (note 35(b)(ii))	1	138	(7)	—	—	—	—	132	—	132
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	23,077	(23,077)	—	—	—

As at December 31, 2009	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated statement of changes in equity

For the year ended December 31, 2010 (Continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non-controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2010	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

Changes in equity for 2010:
Profit for the year	—	—	—	—	—	—	119,640	119,640	384	120,024
Other comprehensive income	—	—	—	—	(135)	—	—	(135)	—	(135)

Total comprehensive income for the year	—	—	—	—	(135)	—	119,640	119,505	384	119,889
Dividends approved in respect of the previous year (note 35(a) (ii))	—	—	—	—	—	—	(25,651)	(25,651)	—	(25,651)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(24,550)	(24,550)	(24)	(24,574)
Shares issued under share option scheme (note 35(b)(ii))	—	101	(8)	—	—	—	—	93	—	93
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	24,260	(24,248)	12	—	12

As at December 31, 2010	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403

The notes on pages F-12 to F-74 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated cash flow statement

For the year ended December 31, 2010

(Expressed in Renminbi)

	Note	2010	2009	2008
		RMB million	RMB million	RMB million
Operating activities

Profit before taxation		159,071	153,836	149,523
Adjustments for:
- Depreciation of property, plant and equipment	13	86,230	80,179	71,509
- Amortization of other intangible assets	5	62	56	204
- Amortization of land lease prepayments		298	261	279
- Loss on disposal of property, plant and equipment	5	—	11	(8)
- Write-off of property, plant and equipment	5	2,763	4,493	3,250
- Impairment loss of doubtful accounts	5	4,019	4,503	4,385
- Impairment loss of inventories	5	55	16	6
- Interest income		(5,658)	(5,940)	(6,002)
- Finance costs	8	902	1,243	1,550
- Dividend income from unlisted securities	7	(17)	(18)	(15)
- share of profit of associate		(558)	—	—
- Share of loss of jointly controlled entity	19	18	8	—
- Equity-settled share-based payment expenses		—	—	222
- Unrealized exchange loss/(gain), net	7	6	(3)	32

Operating cashflow before changes in working capital		247,191	238,645	224,935

Increase in inventories		(457)	(369)	(205)
Increase in accounts receivable		(5,232)	(3,945)	(4,309)
Decrease in other receivables		170	127	270
Increase in prepayments and other current assets		(1,087)	(1,423)	(1,961)
(Increase)/decrease in amount due from ultimate holding company		(268)	84	(31)
Increase in accounts payable		5,704	2,598	3,245
(Decrease)/increase in bills payable		(1)	25	4
Increase in deferred revenue		7,847	2,376	2,847
Increase in accrued expenses and other payables		16,369	11,946	10,031
Increase/(decrease) in amount due to ultimate holding company		11	(2)	(20)

Cash generated from operations		270,247	250,062	234,806

Tax paid
- Hong Kong profits tax paid		(99)	(80)	(96)
- PRC enterprise income tax paid		(38,769)	(42,859)	(41,063)

Net cash generated from operating activities carried forward		231,379	207,123	193,647

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Consolidated cash flow statement

For the year ended December 31, 2010 (Continued)

(Expressed in Renminbi)

	Note		2010	2009	2008
			RMB million	RMB million	RMB million
Net cash generated from operating activities brought forward			231,379	207,123	193,647

Investing activities

Capital expenditure			(113,203)	(115,314)	(120,816)
Land lease prepayments			(1,135)	(1,361)	(1,998)
Acquisition of other intangible assets			(162)	(484)	(37)
Proceeds from disposal of property, plant and equipment			12	13	22
Increase in deposits with banks			(19,190)	(54,780)	(21,148)
Increase in pledged bank deposits			(162)	—	—
Increase in trust loan receivable			(2,700)	—	—
Interest received			4,588	5,988	4,943
Acquisition of investment in an associate			(39,617)	—	—
Acquisition of investment in a jointly controlled entity	19		(20)	(7)	(7)
Dividends received from unlisted securities	7		17	18	15

Net cash used in investing activities			(171,572)	(165,927)	(139,026)

Financing activities

Proceeds from issuance of shares under share option scheme	35	(b)(ii)	93	132	465
Interest paid			(919)	(1,292)	(1,569)
Dividends paid to the Company’s equity shareholders	35	(a)	(50,201)	(48,614)	(44,560)
Dividends paid by subsidiaries to non-controlling interests			(24)	—	(20)

Net cash used in financing activities			(51,051)	(49,774)	(45,684)

Net increase/(decrease) in cash and cash equivalents			8,756	(8,578)	8,937

Cash and cash equivalents at beginning of year			78,894	87,426	78,859

Effect of changes in foreign exchange rate			(107)	46	(370)

Cash and cash equivalents at end of year	27		87,543	78,894	87,426

Significant non-cash transactions

The Group recorded payables of RMB61,457,000,000 (2009: RMB52,427,000,000; 2008: RMB42,933,000,000) and RMB451,000,000 (2009:RMB591,000,000; 2008: RMB2,084,000,000) to equipment suppliers and banks respectively as at December 31, 2010 for additions of construction in progress during the year then ended.

The notes on pages F-12 to F-74 form part of these consolidated financial statements.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

Notes to consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements were authorized for issuance on March 16, 2011. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2010 comprise the Group, the Group’s interest in associates and a jointly controlled entity.

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests

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

Non-controlling interests (previously known as “minority interests”) represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 1(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 1(d)).

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

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see notes 1(j)). The Group’s share of the post-acquisition, post-tax results of the investee and any impairment losses for the year are recognized as share of profit or loss in the consolidated statement of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

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

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

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

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(j)). The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed annually. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i)	Brand names

Brand names are stated at cost less impairment losses (see note 1(j)).

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

Consolidated financial statements for the year ended December 31, 2010

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

Consolidated financial statements for the year ended December 31, 2010

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

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

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(j)	Impairment of assets

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and other receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

If any such evidence exists, impairment loss is determined and recognized as follows:

•

For investments in subsidiaries, associates and jointly controlled entities (including those recognized using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

If in a subsequent period the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	prepaid interests in leasehold land classified as being held under an operating lease;

•	goodwill; and

•	other intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

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

(iii)	Interim financial reporting and impairment

The Group prepares an interim financial report in compliance with IAS34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

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

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference was capitalized to construction in progress during the years presented.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

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

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program (Reward Program) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or expire.

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

Consolidated financial statements for the year ended December 31, 2010

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

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii)	monthly fees are recognized as revenue in the month during which the service is rendered;

(iii)	deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iv)	sales of SIM cards and handsets are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(v)	interest income is recognized as it accrues using the effective interest method; and

(vi)	revenue from a fixed price contract is recognized using the percentage of completion method.

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combination, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

Consolidated financial statements for the year ended December 31, 2010

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

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

Consolidated financial statements for the year ended December 31, 2010

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

The Company and subsidiaries incorporated in the Hong Kong Special Administrative Region of the PRC (“Hong Kong”) are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China (For the purpose of preparing these financial statements, Mainland China refers to the People’s Republic of China (“the PRC”) excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.) participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

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

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(w)	Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi (“RMB”). The Group adopted RMB as its presentation currency in the preparation of the annual financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.

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

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

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

Consolidated financial statements for the year ended December 31, 2010

1	Significant accounting policies (continued)

(y)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group has no operating segments since the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenues, respectively.

2	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after January 1 2010.

Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 3 (revised), Business combinations

•	IAS 27 (amended), Consolidated and separate financial statements

•	Amendments to IFRS 2, Share based payment - Group cash-settled share-based payment transactions

•	Improvements to IFRSs (2009)

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

2	Changes in accounting policies (continued)

These developments have had no material impact on the Group’s financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 44).

3	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong. The principal activity of the Company is investment holding.

Turnover represents mainly usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of the PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”), Mobile Internet Access services, and other data services.

Other operating revenue mainly represents interconnection revenue.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

4	Personnel

	2010	2009	2008
	RMB million	RMB million	RMB million
Salaries, wages and other benefits	22,039	19,316	17,829
Retirement costs: contributions to defined contribution retirement plans	2,485	2,164	1,909
Equity-settled share-based payment expenses	—	—	222

	24,524	21,480	19,960

5	Other operating expenses

	2010	2009	2008
	RMB million	RMB million	RMB million
Selling and promotion	90,590	80,043	66,573
Maintenance	31,390	28,109	25,761
Impairment loss of doubtful accounts	4,019	4,503	4,385
Impairment loss of inventories	55	16	6
Amortization of other intangible assets	62	56	204
Operating lease charges
-land and buildings	7,208	6,449	5,723
-others (Note 1)	2,631	2,302	2,591
Loss on disposal of property, plant and equipment	—	11	(8)
Write-off of property, plant and equipment	2,763	4,493	3,250
Auditors’ remuneration
-audit services (Note 2)	83	80	76
-tax services (Note 3)	1	—	—
-other services (Note 4)	11	9	3
Others (Note 5)	59,127	52,512	44,477

	197,940	178,583	153,041

Notes:

(1)	Other operating lease charges represent the operating lease charges for network capacity, motor vehicles, computer and other office equipment.
(2)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB19,000,000 (2009: RMB19,000,000; 2008: RMB17,800,000).
(3)	Tax services include tax compliance services for the Group of RMB1,000,000 (2009: RMB72,000; 2008: RMB55,000).
(4)	Other services include SOX 404 advisory services and other IT related advisory services.
(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

6	Other net income

	2010	2009	2008
	RMB million	RMB million	RMB million
Sales of SIM cards and handsets	5,451	7,754	10,090
Cost of SIM cards and handsets	(4,361)	(5,974)	(7,931)
Others	1,246	—	—

	2,336	1,780	2,159

7	Non-operating net income

	2010	2009	2008
	RMB million	RMB million	RMB million
Exchange (loss)/gain	(6)	3	(32)
Penalty income	257	265	222
Dividend income from unlisted securities	17	18	15
Others	417	73	312

	685	359	517

8	Finance costs

	2010	2009	2008
	RMB million	RMB million	RMB million
Interest on bank loans and other borrowings repayable after five years	431	777	1,026
Interest on bonds	471	466	524

	902	1,243	1,550

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

9	Directors’ remuneration

Directors’ remuneration is as follows:

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2010 Total
(Expressed in Hong Kong dollar)
	‘000	‘000	‘000	‘000	‘000
Executive directors

WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang (removed on January 7, 2010)	3	16	—	3	22
LI Yue	180	1,005	600	245	2,030
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

Non-executive director

Nicholas Jonathan READ (resigned with effect from September 22, 2010)	131	—	—	—	131

	3,139	8,903	5,040	2,163	19,245

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

9	Directors’ remuneration (continued)

	Directors’ Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2009 Total
(Expressed in Hong Kong dollar)
	‘000	‘000	‘000	‘000	‘000
Executive directors

WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang	180	1,067	600	260	2,107
LI Yue	180	960	540	234	1,914
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902
Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

Non-executive director

Nicholas Jonathan READ (appointed on March 19, 2009)	142	—	—	—	142

	3,327	9,909	5,580	2,409	21,225

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

10	Individuals with highest emoluments

For the years ended December 31, 2009 and 2010, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	Taxation

(a)	Taxation in the consolidated statement of comprehensive income represents:

	2010	2009	2008
	RMB million	RMB million	RMB million
Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	123	91	74
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	39,726	39,666	38,216
Over-provision in respect of PRC enterprise income tax in prior years	—	—	(24)

	39,849	39,757	38,266
Deferred tax

Origination and reversal of temporary differences (note 20)	(802)	(1,344)	(1,531)

	39,047	38,413	36,735

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2009 and 2008: 16.5%) of the estimated assessable profits for the year ended December 31, 2010.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2010, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 20% and 22% for 2009 and 2010 and is increased to 24% and 25% for the years ending December 31, 2011 and 2012 onwards, respectively.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

11	Taxation (continued)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2010	2009	2008
	RMB million	RMB million	RMB million

Profit before taxation	159,071	153,836	149,523

Notional tax on profit before tax, calculated at PRC’s statutory tax rate of 25% (note)	39,768	38,459	37,382
Tax effect of non-taxable items
- Interest income	(3)	(2)	(16)
- Share of profit of associate	(139)	—	—
Tax effect of non-deductible expenses on the PRC operations	562	699	653
Tax effect of non-deductible expenses on Hong Kong operations	111	155	261
Rate differential on the PRC operations	(561)	(470)	(874)
Rate differential on Hong Kong operations	1	35	96
Effect of change in Hong Kong profits tax rate	—	—	(6)
Over-provision for PRC operations in prior years	—	—	(24)
Amortization of tax credit on purchase of domestic telecommunications equipment	(352)	(527)	(644)
Others	(340)	64	(93)

Taxation	39,047	38,413	36,735

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

(c)	Current taxation in the consolidated balance sheet represents:

	2010	2009	2008
	RMB million	RMB million	RMB million
Provision for the PRC enterprise income tax for the year	39,726	39,666	38,192
Provision for Hong Kong profits tax for the year	123	91	74
Balance of the PRC enterprise income tax recoverable relating to prior year	(17)	(39)	(124)
The PRC enterprise income tax paid	(30,730)	(31,605)	(26,853)
Hong Kong profits tax paid	(59)	(51)	(45)

Balance as at December 31	9,043	8,062	11,244
Add: Tax recoverable	135	17	39

Tax payable	9,178	8,079	11,283

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

12	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB 115,166,000,000; 2008: RMB112,627,000,000) and the weighted average number of 20,062,910,111 shares (2009: 20,057,674,088 shares; 2008: 20,043,933,958 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2010 Number of shares	2009 Number of shares	2008 Number of shares
Issued shares as at January 1	20,060,853,651	20,054,379,231	20,031,905,590
Effect of share options exercised	2,056,460	3,294,857	12,028,368

Weighted average number of shares as at December 31	20,062,910,111	20,057,674,088	20,043,933,958

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB115,166,000,000; 2008: RMB112,627,000,000) and the weighted average number of 20,321,332,465 shares (2009: 20,312,459,133 shares; 2008: 20,356,125,657 shares), calculated as follows:

Weighted average number of shares (diluted)

	2010 Number of shares	2009 Number of shares	2008 Number of shares
Weighted average number of shares as at December 31	20,062,910,111	20,057,674,088	20,043,933,958
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	258,422,354	254,785,045	312,191,699

Weighted average number of shares (diluted) as at December 31	20,321,332,465	20,312,459,133	20,356,125,657

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

13	Property, plant and equipment

	Buildings	Telecommunication transceivers, switching centers, transmission and other network equipment	Office equipment, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2009	63,674	544,837	22,065	630,576
Additions	648	1,427	1,203	3,278
Transferred from construction in progress	9,280	101,548	2,883	113,711
Disposals	(1)	(8)	(98)	(107)
Assets written-off	(95)	(35,788)	(1,304)	(37,187)
Exchange differences	—	(4)	—	(4)

As at December 31, 2009	73,506	612,012	24,749	710,267

As at January 1, 2010	73,506	612,012	24,749	710,267
Additions	571	1,231	1,071	2,873
Transferred from construction in progress	11,742	95,876	3,756	111,374
Disposals	(2)	(43)	(37)	(82)
Assets written-off	(254)	(19,294)	(1,596)	(21,144)
Exchange differences	(1)	(80)	(3)	(84)

As at December 31, 2010	85,562	689,702	27,940	803,204

Accumulated depreciation:

As at January 1, 2009	12,030	279,579	11,184	302,793
Charge for the year	3,253	74,133	2,793	80,179
Written back on disposals	—	(7)	(76)	(83)
Assets written-off	(77)	(31,533)	(1,084)	(32,694)
Exchange differences	—	(3)	—	(3)

As at December 31, 2009	15,206	322,169	12,817	350,192

As at January 1, 2010	15,206	322,169	12,817	350,192
Charge for the year	4,345	78,225	3,660	86,230
Written back on disposals	—	(40)	(30)	(70)
Assets written-off	(236)	(16,666)	(1,479)	(18,381)
Exchange differences	—	(61)	(2)	(63)

As at December 31, 2010	19,315	383,627	14,966	417,908

Net book value:

As at December 31, 2010	66,247	306,075	12,974	385,296

As at December 31, 2009	58,300	289,843	11,932	360,075

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

13	Property, plant and equipment (Continued)

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets were RMB2,763,000,000 in 2010 (2009: RMB4,493,000,000, 2008: RMB3,250,000,000). These assets were disposed of for scrap value, which was close to nil.

14	Construction in progress

	2010	2009
	RMB million	RMB million
Balance as at January 1	46,094	35,482
Additions	120,148	124,323
Transferred to property, plant and equipment	(111,374)	(113,711)

Balance as at December 31	54,868	46,094

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at December 31, 2010.

15	Goodwill

	2010	2009
	RMB million	RMB million
Cost and carrying amount:

As at January 1 and December 31	36,894	36,894

Impairment tests for goodwill

As set out in IAS 36 Impairment of Assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending December 31, 2015 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2009: 10%).

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

16	Other intangible assets

	Brand name	Customer base	License and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:

As at January 1, 2009	184	516	416	1,116
Additions	—	—	485	485

As at December 31, 2009	184	516	901	1,601

As at January 1, 2010	184	516	901	1,601
Additions	—	—	162	162
Exchange differences	—	—	(23)	(23)

As at December 31, 2010	184	516	1,040	1,740

Accumulated amortization:

As at January 1, 2009	—	516	302	818
Amortization for the year	—	—	56	56

As at December 31, 2009	—	516	358	874

As at January 1, 2010	—	516	358	874
Amortization for the year	—	—	62	62
Exchange differences	—	—	(9)	(9)

As at December 31, 2010	—	516	411	927

Net book value:

As at December 31, 2010	184	—	629	813

As at December 31, 2009	184	—	543	727

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

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows of the cash-generating unit for which the brand name is allocated. This method considers cash flows of the subsidiary (cash-generating unit) for the five years ending December 31, 2015 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by a pre-tax interest rate of approximately 10% (2009: 10%).

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
Guangdong Mobile *	PRC	RMB	5,594,840,700	100%	—	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd. *	PRC	RMB	2,117,790,000	100%	—	Mobile telecommunications operator

Jiangsu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB	2,800,000,000	—	100%	Mobile telecommunications operator

Fujian Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Fujian Co., Ltd.*	PRC	RMB	5,247,480,000	—	100%	Mobile telecommunications operator

Henan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Henan Co., Ltd.*	PRC	RMB	4,367,733,641	—	100%	Mobile telecommunications operator

Hainan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hainan Co., Ltd.*	PRC	RMB	643,000,000	—	100%	Mobile telecommunications operator

Beijing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Beijing Co., Ltd.*	PRC	RMB	6,124,696,053	—	100%	Mobile telecommunications operator

Shanghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanghai Co., Ltd.*	PRC	RMB	6,038,667,706	—	100%	Mobile telecommunications operator

Tianjin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Tianjin Co., Ltd.*	PRC	RMB	2,151,035,483	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
Hebei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hebei Co., Ltd.*	PRC	RMB	4,314,668,600	—	100%	Mobile telecommunications operator

Liaoning Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Liaoning Co., Ltd.*	PRC	RMB	5,140,126,680	—	100%	Mobile telecommunications operator
Shandong Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shandong Co., Ltd.*	PRC	RMB	6,341,851,146	—	100%	Mobile telecommunications operator

Guangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guangxi Co., Ltd.*	PRC	RMB	2,340,750,100	—	100%	Mobile telecommunications operator

Anhui Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Anhui Co., Ltd. *	PRC	RMB	4,099,495,494	—	100%	Mobile telecommunications operator

Jiangxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangxi Co., Ltd. *	PRC	RMB	2,932,824,234	—	100%	Mobile telecommunications operator

Chongqing Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Chongqing Co., Ltd.*	PRC	RMB	3,029,645,401	—	100%	Mobile telecommunications operator

Sichuan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Sichuan Co., Ltd.*	PRC	RMB	7,483,625,572	—	100%	Mobile telecommunications operator

Hubei Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
China Mobile Group Hubei Co., Ltd.*	PRC	RMB	3,961,279,556	—	100%	Mobile telecommunications operator

Hunan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hunan Co., Ltd.*	PRC	RMB	4,015,668,593	—	100%	Mobile telecommunications operator

Shaanxi Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB	3,171,267,431	—	100%	Mobile telecommunications operator

Shanxi Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB	2,773,448,313	—	100%	Mobile telecommunications operator

Neimenggu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB	2,862,621,870	—	100%	Mobile telecommunications operator

Jilin Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jilin Co., Ltd. *	PRC	RMB	3,277,579,314	—	100%	Mobile telecommunications operator

Heilongjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB	4,500,508,035	—	100%	Mobile telecommunications operator

Guizhou Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guizhou Co., Ltd.*	PRC	RMB	2,541,981,749	—	100%	Mobile telecommunications operator

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
Yunnan Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Yunnan Co., Ltd.*	PRC	RMB	4,137,130,733	—	100%	Mobile telecommunications operator

Xizang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xizang Co., Ltd.*	PRC	RMB	848,643,686	—	100%	Mobile telecommunications operator

Gansu Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Gansu Co., Ltd.*	PRC	RMB	1,702,599,589	—	100%	Mobile telecommunications operator

Qinghai Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Qinghai Co., Ltd.*	PRC	RMB	902,564,911	—	100%	Mobile telecommunications operator

Ningxia Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Ningxia Co., Ltd.*	PRC	RMB	740,447,232	—	100%	Mobile telecommunications operator

Xinjiang Mobile (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB	2,581,599,600	—	100%	Mobile telecommunications operator

Beijing P&T Consulting & Design Institute (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Group Design Institute Co., Ltd.*	PRC	RMB	160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Communication (BVI) Limited	BVI		1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd.*	PRC	RMB	1,641,848,326	—	100%	Network and business coordination center

China Mobile Holding Company Limited*	PRC	US$	30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$	7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$	93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$	1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited*#	PRC	US$	10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network(Shenzhen) Limited*#	PRC	US$	5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies(Beijing) Limited*#	PRC	US$	5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$	3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

17	Principal subsidiaries (continued)

				Proportion of ownership interest
	Place of	Particulars
	incorporation	of issued and		Held by the	Held by a
Name of company	and operation	paid up capital		Company	subsidiary	Principal activity
Advanced Roaming & Clearing House Limited	BVI	US$	2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$	1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$	356,947,689	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited	Hong Kong		1 share at HK$1	100%	—	Investment holding company

China Mobile International Limited	Hong Kong		1 share at HK$1	—	100%	Provision of voice and roaming clearance services, internet services and value-added services
* Companies registered as wholly-foreign owned enterprises in the PRC. ** Company registered as a sino-foreign equity joint venture in the PRC. # Effective interest held by the Group is 66.41%.

18	Interest in associates

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Share of net assets	25,459	—
Goodwill	14,716	—

	40,175	—

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

18	Interest in associates (continued)

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Non-listed company
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Listed company
Shanghai Pudong Development Bank Co., Ltd(“SPD Bank”)	PRC	20%	Provision of banking services

All the above investments in associates are owned by Guangdong Mobile, the Company’s wholly-owned subsidiary.

Owing to the lack of recent audited financial statements of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited, the Group’s share of these two associates’ net assets is based on latest management accounts which showed net liabilities as at December 31, 2009 and 2010.

As at December 31, 2010, the interests in associates include the investment in SPD Bank, which is a listed company on The Shanghai Stock Exchange, the PRC. In 2010, the Company, through Guangdong Mobile, acquired 20% of the total issued share capital in SPD Bank for a total consideration and direct cost of RMB39,617,000,000. The acquisition was completed in October 2010.

The Group has recognized its share of SPD Bank’s comprehensive income from acquisition date to December 31, 2010.

Summary financial information on SPD Bank:

	Assets	Liabilities	Revenue		Profit after tax
	RMB million	RMB million	RMB million		RMB million
2010

100%	2,191,411	2,068,131	50,020		19,179

Group’s effective interest (20%)	438,282	413,626	2,826	*	867	*

* The amounts represent the Group’s share of revenue and profit after tax in SPD Bank from acquisition date to December 31, 2010.

As at December 31, 2010, the fair value of the investment in SPD Bank based on quoted market price was RMB35,556,000,000. The management has determined that there was no impairment of the investment since there is no objective evidence of significant or prolong decline in the market price as at the reporting period end.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

19	Interest in jointly controlled entity

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Share of net assets	8	6

	8	6

Details of the Group’s interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportio of ownership interest held by the Group	Principal activity
JIL B.V.	The Netherlands	25%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and two other shareholders in 2008, and commenced operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. By end of 2010, each of the four shareholders, including the Company, has funded US$5,000,000 (equivalent to RMB34,000,000) to JIL B.V. in accordance with the shareholders agreement.

JIL B.V. is considered a jointly controlled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors and the Group or the Company and the other shareholders share joint control over the economic activity of the entity.

As at and for the year ended December 31, 2010, the Group’s share of the JIL B.V.’s current assets, non-current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB19,000,000 (2009: RMB8,000,000), RMB1,000,000 (2009: Nil), RMB12,000,000 (2009: RMB2,000,000), RMB8,000,000 (2009: RMB6,000,000) and RMB18,000,000 (2009: RMB8,000,000), respectively.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

20	Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2010

	As at January 1, 2010	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2010
	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:

Provision for obsolete inventories	6	6	—	12
Write-off of certain network equipment and related assets	1,515	(280)	—	1,235
Provision for certain operating expenses	3,935	1,212	—	5,147
Deferred revenue from customer point reward program	1,520	594	—	2,114
Impairment loss for doubtful accounts	1,963	(751)	—	1,212

	8,939	781	—	9,720

Deferred tax liabilities arising from:

Capitalized interest	(7)	3	—	(4)
Depreciation allowance in excess of related depreciation	(54)	18	1	(35)

	(61)	21	1	(39)

Total	8,878	802	1	9,681

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

20	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2009

	As at January 1, 2009	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2009
	RMB million	RMB million	RMB million	RMB million
Deferred tax assets arising from:

Provision for obsolete inventories	5	1	—	6
Write-off of certain network equipment and related assets	1,849	(334)	—	1,515
Provision for certain operating expenses	2,989	946	—	3,935
Deferred revenue from customer point reward program	1,669	(149)	—	1,520
Impairment loss for doubtful accounts	1,102	861	—	1,963

	7,614	1,325	—	8,939

Deferred tax liabilities arising from:

Capitalized interest	(16)	9	—	(7)
Depreciation allowance in excess of related depreciation	(64)	10	—	(54)

	(80)	19	—	(61)

Total	7,534	1,344	—	8,878

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

20	Deferred tax assets and liabilities (continued)

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Deferred tax assets recognized in the consolidated balance sheet	9,720	8,939
Deferred tax liabilities recognized in the consolidated balance sheet	(39)	(61)

Balance as at December 31	9,681	8,878

21	Pledged bank deposits

As at December 31, 2010, the Group has in aggregate HK$190,000,000 (equivalent to RMB162,000,000) of performance bonds issued by banks in favour of the Telecommunications Authority of Hong Kong in order to secure CMHK’s due performance of network coverage for the application of the next generation mobile services technology license (“BWA License”) and the Mobile TV License.

22	Other financial assets

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Investment in unlisted equity securities in the PRC, at cost	77	77

23	Inventories

Inventories primarily comprise handsets, SIM cards and handset accessories.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

24	Accounts receivable

(a)	Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Within 30 days	5,295	4,275
31 - 60 days	1,317	1,012
61 - 90 days	639	673
Over 90 days	381	445

	7,632	6,405

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

The following table summarizes the changes in impairment losses of doubtful accounts:

	2010	2009	2008
	RMB million	RMB million	RMB million
Balance as at January 1	6,095	4,548	3,974
Impairment loss for doubtful accounts	4,005	4,514	4,382
Accounts receivable written off	(5,248)	(2,967)	(3,807)
Exchange differences	(1)	—	(1)

Balance as at December 31	4,851	6,095	4,548

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

24	Accounts receivable (continued)

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Neither past due nor impaired	6,869	5,784
Less than 1 month past due	763	621

	7,632	6,405

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

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

Other receivables primarily comprise interest receivable from banks, trust loan to other PRC entity, utilities deposits and rental deposits.

Other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily rental prepayment.

26	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represented interest payable on the deferred consideration payable (see note 30(b)), which is expected to be settled within one year.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

27	Cash and cash equivalents

	As at December 31, 2010	As at December 31,2009
	RMB million	RMB million
Deposits with banks within three months of original maturity	6,043	8,971
Cash at banks and in hand	81,500	69,923

	87,543	78,894

28	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as at December 31 is as follows:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Due within 1 month or on demand	88,525	72,883
Due after 1 month but within 3 months	9,888	8,965
Due after 3 months but within 6 months	5,519	6,420
Due after 6 months but within 9 months	3,337	3,691
Due after 9 months but within 12 months	4,377	4,026

	111,646	95,985

All of the accounts payable are expected to be settled within one year or are repayable on demand.

29	Deferred revenue

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	2010	2009
	RMB million	RMB million
Balance as at January 1	35,890	33,514
-Current portion	35,573	32,930
-Non-current portion	317	584
Additions during the year	241,927	211,040
Recognized in the comprehensive income statement	(234,076)	(208,664)
Exchange differences	(4)	—

Balance as at December 31	43,737	35,890
Less: Current portion	(43,489)	(35,573)

Non-current portion	248	317

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

30	Interest-bearing borrowings

		As at December 31, 2010			As at December 31, 2009
		Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
	Note	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Bonds	30(a)	4,981	4,982	9,963	—	9,918	9,918
Deferred consideration payable	30(b)	—	23,633	23,633	—	23,633	23,633

		4,981	28,615	33,596	—	33,551	33,551

All of the above interest-bearing borrowings are unsecured and the non-current portion is not expected to be settled within one year.

(a)	Bonds

(i)	On June 18, 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the “Ten-year Bonds”) at an issue price equal to the face value of the bonds.

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

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds are redeemable at 100% of the principal amount and mature on October 28, 2017 with interest accruing up to October 27, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the above bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(b)	Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively, and are due on July 1, 2017 and July 1, 2019.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2010: 1.123% to 1.238% per annum; for the year ended December 31, 2009: 3.238% to 3.331% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

31	Accrued expenses and other payables

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Receipts-in-advance	49,571	41,281
Other payables	13,489	11,900
Accrued salaries, wages and benefits	4,797	4,391
Accrued expense	17,859	11,763

	85,716	69,335

32	Obligations under finance leases

The Group’s obligations under finance leases as at December 31 are as follows:

	As at December 31, 2010			As at December 31, 2009
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

33	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions, which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

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

Consolidated financial statements for the year ended December 31, 2010

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

The Stock Exchange of Hong Kong Limited (the “HKEx”) requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of a share;

(ii)	the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii)	the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2010	2009
Options granted to directors
- on July 3, 2002	7,000	7,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	744,175	744,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

34	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (continued)

	Number of instruments		Vesting conditions	Contractual life of options
	2010	2009
Options granted to directors (continued)

- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	5,685,500	5,685,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant
			30% three years from the date of grant
Options granted to other employees

- on July 3, 2002	29,997,239	33,451,909	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	118,704,584	119,656,204	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	267,391,975	267,555,280	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	423,005,473	427,575,068

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

34	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2010		2009
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$
As at January 1	30.51	427,575,068	30.40	434,049,488
Exercised	23.26	(4,569,595)	23.15	(6,474,420)

As at December 31	30.59	423,005,473	30.51	427,575,068

Option vested as at December 31	30.59	423,005,473	30.51	427,575,068

The weighted average share price at the date of exercise for shares options exercised during the year was HK$79.63 (2009: HK$80.08).

The options outstanding as at December 31, 2010 had exercise prices ranging from HK$22.75 to HK$34.87 (2009: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 4.3 years (2009: 5.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2009 and 2010.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

35	Capital, reserves and dividends

(a)	Dividends

(i)	Dividends attributable to the year:

	2010	2009	2008
	RMB million	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$1.417 (equivalent to approximately RMB1.236) ( 2009: HK$1.346 (equivalent to approximately RMB1.187); 2008: HK$1.339 (equivalent to approximately RMB1.177)) per share	24,550	23,791	23,532

Ordinary final dividend proposed after the balance sheet date of HK$1.597 (equivalent to approximately RMB1.359) (2009: HK$1.458 (equivalent to approximately RMB1.284); 2008: HK$1.404 (equivalent to approximately RMB1.238))per share	27,268	25,753	24,832

	51,818	49,544	48,364

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.85093, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2010. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at December 31, 2010.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2010	2009	2008
	RMB million	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.458 (equivalent to approximately RMB1.284) (2009: HK$1.404 (equivalent to approximately RMB1.238); 2008: HK$1.160 (equivalent to approximately RMB1.086)) per share	25,651	24,823	20,742

No special final dividend in respect of the previous financial year, approved and paid during the year (2009: Nil; 2008: HK$0.016 (equivalent to approximately RMB0.015)) per share	—	—	286

	25,651	24,823	21,028

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

35	Capital, reserves and dividends (Continued)

(b)	Share capital

(i)	Authorized and issued share capital

	2010	2009
	HK$ million	HK$ million
Authorized:

30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2010			2009
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ million	RMB million		HK$ million	RMB million
As at January 1	20,060,853,651	2,006	2,139	20,054,379,231	2,005	2,138
Shares issued under share option scheme (note 35(b)(ii))	4,569,595	—	—	6,474,420	1	1

As at December 31	20,065,423,246	2,006	2,139	20,060,853,651	2,006	2,139

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2010, options were exercised to subscribe for 4,569,595 ordinary shares in the Company at a consideration of HK$106,457,000 (equivalent to RMB93,398,000) of which HK$457,000 (equivalent to RMB398,000) was credited to share capital and the balance of HK$106,000,000 (equivalent to RMB93,000,000) was credited to the share premium account. HK$8,000,000 (equivalent to RMB8,000,000) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

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

Consolidated financial statements for the year ended December 31, 2010

35	Capital, reserves and dividends (continued)

(c)	Nature and purpose of reserves (continued)

(ii)	PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion funds and statutory surplus reserve.

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

As at December 31, 2010, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve, and production safety fund were RMB 74,456,000,000 (2009: RMB62,332,000,000), RMB79,687,000,000 (2009: RMB67,563,000,000), RMB23,000,000 (2009: RMB23,000,000), and RMB12,000,000 (2009: Nil), respectively.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

35	Capital, reserves and dividends (continued)

(d)	Capital management

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

As at December 31, 2010, the Group’s total debt-to-book capitalization ratio was 5.6% (2009: 6.3%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended December 31, 2008, December 31, 2009 and December 31, 2010.

			2010	2009	2008
	Note		RMB million	RMB million	RMB million
Property leasing and management services charges	(i	)	951	1,207	1,182
Telecommunications services charges	(ii	)	2,037	3,913	3,798
Interest paid/payable	(iii	)	431	774	1,026
Interconnection revenue	(iv	)	319	379	183
Interconnection charges	(iv	)	431	435	216
Leased line charges	(iv	)	94	59	11
Property leasing fee	(v	)	—	—	191
Facilities support fees	(v	)	—	—	160
Operation supports and management fee	(v	)	—	—	269
Network capacity leasing charge paid/payable	(v	)	578	222	—
Sales channel utilizing fee received/receivable	(vi	)	37	10	—
Sales channel utilizing charge paid/payable	(vi	)	536	495	—

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

36	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balances of deferred consideration payable for acquisition of subsidiaries.

(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.

(v)	The amounts in 2008 represent settlement fees received/receivable by the Group for providing operating service to CMCC in respect of TD-SCDMA trial network. The amounts in 2009 and 2010 represent the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network asset at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.

(vi)	The amounts represent the sales channel utilizing fee received/receivable from or paid/payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc..

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

36	Related party transactions (continued)

(b)	Transactions with associate

The Group also has entered into transactions with its associate, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associate include the bank deposits placed in SPD Bank, the interest income and the mobile telecommunications service, which were carried out in the normal course of business.

			2010	2009	2008
	Note		RMB million	RMB million	RMB million
Cash and cash equivalents	(i	)	1,999	—	—
Interest income	(ii	)	9	—	—
Mobile telecommunications service fee	(iii	)	29	—	—

(i)	The amount represents the current deposits placed as at December 31, 2010 with SPD Bank, the Group’s associate.

(ii)	Interest income represents interest earned from deposits placed with SPD Bank after acquisition date. The applicable interest rate is determined in accordance with the prevailing bank interest rates published by the People’s Bank of China.

(iii)	The amount represents the fees from mobile telecommunications service, which the Group provide to SPD Bank.

(c)	Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

37	Transactions with other state-controlled entities in the PRC

Apart from transactions with the CMCC Group (see note 36(a)), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (together referred to as “state-controlled entities”) in the ordinary course of business. These transactions, which primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC government.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

37	Transactions with other state-controlled entities in the PRC (continued)

Set out below are the principal transactions with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(a)	Principal transactions with state-controlled telecommunications operators in the PRC:

	2010	2009	2008
	RMB million	RMB million	RMB million
Interconnection revenue	17,028	14,655	13,679
Interconnection charges	19,076	18,908	19,981
Leased line charges	2,251	2,164	2,202

(b)	Principal balances with state-controlled telecommunications operators in the PRC:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Accounts receivable and other receivables	943	580
Accounts payable and other payables	709	964

(c)	Principal transactions with state-controlled financial institutions in the PRC:

	2010	2009	2008
	RMB million	RMB million	RMB million
Interest income	5,625	5,896	5,791

(d)	Principal balances with state-controlled financial institutions in the PRC:

	As at December31, 2010	As at December 31, 2009
	RMB million	RMB million
Deposits with banks	203,148	183,602
Cash and cash equivalents	86,689	72,085

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

38	Financial risk management and fair values

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputations.

The accounts receivable of the Group are primarily comprised of receivables due from customers. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24(b).

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

Consolidated financial statements for the year ended December 31, 2010

38	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earliest date the Group would be required to repay:

	As at December 31, 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	111,646	111,646	111,646	—	—	—
Bills payable	502	502	502	—	—	—
Accrued expenses and other payables	85,716	85,716	85,716
Amount due to ultimate holding company	15	15	15	—	—	—
Amount due to immediate holding company	35	35	35	—	—	—
Interest- bearing borrowings
-Deferred consideration payable	23,633	25,233	281	428	383	24,141
-Bonds	9,963	11,627	5,317	450	450	5,410
Obligations under finance leases	68	71	71	—	—	—

	231,578	234,845	203,583	878	833	29,551

	As at December 31, 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accounts payable	95,985	95,985	95,985	—	—	—
Bills payable	642	642	642	—	—	—
Accrued expenses and other payables	69,335	69,335	69,335	—	—	—
Amount due to ultimate holding company	4	4	4	—	—	—
Amount due to immediate Holding company	119	119	119	—	—	—
Interest- bearing borrowings
-Deferred consideration payable	23,633	26,113	514	514	514	24,571
-Bonds	9,918	12,052	425	5,542	450	5,635
Obligations under finance leases	68	71	71	—	—	—

	199,704	204,321	167,095	6,056	964	30,206

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

38	Financial risk management and fair values (continued)

(c)	Interest rate risk

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

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date:

	2010		2009
	Effective interest rate	RMB million	Effective interest rate	RMB million
2001 Bonds	4.00%	5,000	4.87%	5,000
Deferred consideration for acquisition of subsidiaries in 2002	2.22%	9,976	3.33%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	2.23%	13,657	3.24%	13,657

As at December 31, 2010, if the base interest rate for the People’s Bank of China increases/decreases by 100 basis points, the effective interest rate for bonds would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB37,500,000 (2009: RMB37,500,000).

As at December 31, 2010, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB236,000,000 (2009: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of the People’s Bank of China and two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

38	Financial risk management and fair values (continued)

(c)	Interest rate risk (continued)

As at December 31, 2010, total cash and bank balances of the Group amounted to RMB292,346,000,000 (2009: RMB264,507,000,000). The interest income for 2010 was RMB5,658,000,000(2009: RMB5,940,000,000) and the average interest rate was 2.03% (2009: 2.46%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,202,000,000 (2009: RMB2,003,000,000).

On the whole, interest rate risk of the Group is expected to be low due to the high balance of cash and cash equivalent and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group had not entered into any interest rate swap contracts.

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 1.3% (2009: 3.1%) of the total cash and deposits with banks and major business operations of the Group were carried out in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31 except as follows:

	As at December 31, 2010		As at December 31, 2009
	Carrying Amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million
The Group

Interest-bearing borrowings - bonds	9,963	10,038	9,918	10,077

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

39	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31 not provided for in the financial statements were as follows:

	2010	2009
	RMB million	RMB million
Commitments in respect of land and buildings

- authorized and contracted for	4,469	5,160
- authorized but not contracted for	14,211	20,494

	18,680	25,654

Commitments in respect of telecommunications equipment

- authorized and contracted for	17,669	15,663
- authorized but not contracted for	79,819	61,919

	97,488	77,582

Total commitments

- authorized and contracted for	22,138	20,823
- authorized but not contracted for	94,030	82,413

	116,168	103,236

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

39	Commitments (continued)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at December 31 are as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2010

Within one year	5,100	1,121	730	6,951
After one year but within five years	10,250	1,335	687	12,272
After five years	3,652	360	150	4,162

	19,002	2,816	1,567	23,385

As at December 31, 2009

Within one year	4,459	1,069	554	6,082
After one year but within five years	8,809	1,429	541	10,779
After five years	3,161	308	141	3,610

	16,429	2,806	1,236	20,471

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

40	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 35(a)(i).

41	Comparative figures

Certain comparative figures have been adjusted to conform to current year’s presentation.

42	Ultimate holding company

The directors consider the ultimate holding company as at December 31, 2010 to be China Mobile Communications Corporation, a company incorporated in the PRC.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

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

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and take into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

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

44	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2010

Up to the date of issue of these financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2010 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
Revised IAS24, Related Party Disclosures (revised 2009)	January 1, 2011

Amendments to IFRS 7, Financial Instruments Disclosures - Transfers of financial assets	July 1, 2011

Amendments to IAS12 Income Taxes - Deferred tax: Recovery of Underlying Assets	January 1, 2012

IFRS 9, Financial Instruments	January 1, 2013

Improvements to IFRSs (2010)	July 1, 2010 or January 1, 2011

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

45	Condensed financial information of parent company

(a)	Condensed statement of comprehensive income

		2010	2009	2008
	Note	RMB million	RMB million	RMB million

Dividend income		50,613	61,561	50,201

Operating expenses		89	91	109

Interest income		15	2	77

Finance costs		(476)	(772)	(1,054)

Profit before taxation		50,063	60,700	49,115

Taxation		—	—	—

PROFIT FOR THE YEAR		50,063	60,700	49,115

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		(53)	45	(309)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		50,010	60,745	48,806

(b)	Condensed balance sheet

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million

Non-current assets	476,819	476,800

Current assets	49,340	48,289

Current liabilities	7,493	1,388

Non-current liabilities	28,615	33,551

NET ASSETS	490,051	490,150

TOTAL EQUITY	490,051	490,150

China Mobile Limited

Consolidated financial statements for the year ended December 31, 2010

45	Condensed financial information of parent company (Continued)

(c)	Condensed cashflow statement

	2010	2009	2008
	RMB million	RMB million	RMB million

Net cash used in operating activities	(92)	(93)	(113)

Net cash generated from investing activities	7,894	17,757	5,015

Net cash used in financing activities	(12,060)	(11,537)	(10,997)

Net (decrease) / increase in cash and cash equivalents	(4,258)	6,127	(6,095)

Cash and cash equivalents at beginning of year	6,662	489	6,893

Effect of changes in foreign exchange rate	(145)	46	(309)

Cash and cash equivalents at end of year	2,259	6,662	489

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association (as amended)(1).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. And China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)]

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Property Leasing and Management Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.15	Telecommunications Services Agreement for the Years from 2008 to 2010, dated December 13, 2007, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.16	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.17	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation). (8)

4.18	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (8)

4.19	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (9)

4.20	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. And Shanghai Pudong Development Bank Co., Ltd. (with English summary). (9)

4.21	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.22	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.