Form 20-F
period 2011-12-31
CHINA MOBILE LTD /ADR/
filed 2012-04-25
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, 20,072,065,571 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies;

•	our operations and prospects;

•	our telecommunications network expansion plans and related capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including 3G services and services based on evolution of 3G technology, and our ability to attract customers to these services;

•	the planned development of future generations of mobile telecommunications technologies and other technologies and related applications;

•

the anticipated evolution of the industry chain of 3G and future generations of mobile telecommunications technologies, including future development in, and availability of, terminals that support our provision of services based on 3G technology and future generations of mobile telecommunications technologies;

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2011. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2009, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2007(1)	2008(1)	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue	357,477	411,810	452,103	485,231	527,999	83,891
Operating expenses	233,764	269,415	305,095	334,477	376,700	59,852
Profit from operations	123,713	142,395	147,008	150,754	151,299	24,039
Profit before taxation	128,883	149,523	153,836	159,071	166,582	26,467
Taxation	(42,143)	(36,735)	(38,413)	(39,047)	(40,603)	(6,451)
Profit for the year attributable to equity shareholders	86,623	112,627	115,166	119,640	125,870	19,999
Basic earnings per share(2)	4.33	5.62	5.74	5.96	6.27	1.00
Diluted earnings per share(2)	4.26	5.53	5.67	5.89	6.20	0.99
Basic earnings per ADS(2)	21.65	28.10	28.71	29.82	31.36	4.98
Diluted earnings per ADS(2)	21.29	27.66	28.35	29.44	30.98	4.92

	2007(1)	2008(1)	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Number of shares utilized in basic calculation (in thousands)	20,005,123	20,043,934	20,057,674	20,062,910	20,068,194	20,068,194
Number of shares utilized in diluted calculation (in thousands)	20,339,428	20,356,126	20,312,459	20,321,332	20,315,252	20,315,252

Consolidated Balance Sheet Data:
Working capital(3)	49,866	56,561	77,500	66,202	109,441	17,388
Cash and cash equivalents	78,859	87,426	78,894	87,543	86,259	13,705
Deposits with banks	109,685	130,833	185,613	204,803	246,687	39,195
Accounts receivable	6,985	6,913	6,405	7,632	9,165	1,456
Property, plant and equipment	257,170	327,783	360,075	385,296	408,165	64,851
Total assets	564,169	658,427	751,368	861,935	952,558	151,346
Bonds–current portion(4)	—	—	—	4,981	—	—
–non-current portion	9,949	9,920	9,918	4,982	4,984	792
Deferred consideration payable(5)	23,633	23,633	23,633	23,633	23,633	3,755
Total liabilities	192,020	217,776	243,734	284,532	302,139	48,005
Share capital	2,136	2,138	2,139	2,139	2,140	340
Shareholders’ equity	371,661	440,022	506,748	576,157	649,064	103,126
Other Financial Data:
Capital expenditures and land lease prepayments(6)	99,551	122,814	116,675	114,338	124,414	19,767
Net cash generated from operating activities	168,612	193,647	207,123	231,379	226,756	36,028
Net cash used in investing activities	(123,039)	(139,026)	(165,927)	(171,572)	(169,356)	(26,908)
Net cash used in financing activities	(37,276)	(45,684)	(49,774)	(51,051)	(58,420)	(9,282)
Dividend declared	39,883	48,364	49,544	51,818	54,298	8,627
Dividend declared per share (RMB)	2.000	2.415	2.471	2.595	2.730	0.43
Dividend declared per share (HK$)	2.098	2.743	2.804	3.014	3.327	0.43

(1)	With effect from January 1, 2009, the Company retrospectively adopted the IFRIC Interpretation 13. The comparative figures as of and for each of the years ended December 31, 2007 and 2008 have been restated according to IFRIC Interpretation 13.
(2)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2007, 2008, 2009, 2010 and 2011. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(3)	Represents current assets minus current liabilities. Certain amounts in 2007, 2008, 2009 and 2010 have been reclassified to conform to the current year’s presentation.
(4)	The guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million were fully redeemed upon maturity in June 2011.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(6)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.2939 = US$1.00 and HK$7.7663 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. Effective from January 1, 2009, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.3080 = US$1.00 and HK$7.7613 = US$1.00, respectively, on April 20, 2012. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2011	6.3825	6.3534	October 2011	7.7884	7.7634
November 2011	6.3839	6.3400	November 2011	7.7957	7.7679
December 2011	6.3733	6.2939	December 2011	7.7851	7.7663
January 2012	6.3330	6.2940	January 2012	7.7674	7.7538
February 2012	6.3120	6.2935	February 2012	7.7559	7.7532
March 2012	6.3315	6.2975	March 2012	7.7678	7.7551
April 2012 (up to April 20, 2012)	6.3150	6.2975	April 2012 (up to April 20, 2012)	7.7660	7.7580

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2007, 2008, 2009, 2010 and 2011 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00

2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793

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

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, in certain of the more recent years, our rate of growth as measured by our revenue showed a sign of decrease. We cannot assure you that we will be able to achieve a high level of growth in the future due in part to the increased market saturation and competition among mobile telecommunications operators and from other related industries in Mainland China. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 73.6% as of December 31, 2011. Moreover, the restructuring of the telecommunications industry in 2008 that has significantly changed the competitive landscape in the telecommunications industry in Mainland China and the convergence of the telecommunications industry with other related industries have resulted in further intensified competition. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. As a result, our profit from operations grew at a lower rate in 2011 than in prior years. Our efforts to achieve growth could be hampered if we are unable to compete effectively with other telecommunications services providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. As a result of the restructuring of the PRC telecommunications industry in January 2009, principal participants in the telecommunications industry in Mainland China include United Network Communications Group Company Limited, or China Unicom, China Telecommunications Corporation, or China Telecom, and us, with both China Telecom and China Unicom being full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 4. Information on the Company — Business Overview — Competition.” In addition, the PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” We are also subject to increasing competition from Internet service providers, mobile device manufacturers, mobile software developers and other competitors, who compete against us in the area of data businesses by offering mobile Internet access and other mobile services and are taking up an increasing share of the value chain of the telecommunications industry. See “— Changes in technology and business models may render our current technologies and business model obsolete and thus affect our business and market position.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Our market share decreased slightly to approximately 66.5% as of December 31, 2011. We cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to retain existing customers and attract new customers. Furthermore, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

The TD-SCDMA industry chain is still at a developing stage. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services, which could have a material adverse effect on our financial condition and results of operations.

We are committed to pursuing our 3G business based on the Time Division Synchronous Code Division Multiple Access, or TD-SCDMA, technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. The TD-SCDMA industry chain has undergone substantial development in 2011. However, if the evolution of the TD-SCDMA industry chain does not meet the requirements of the operation of our 3G business, we may not be able to effectively and economically deliver our 3G services based on this technology. Furthermore, we face intense competition in the delivery of 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA2000, technologies, both of which are perceived to be more mature 3G technologies that have been used widely in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be widely adopted, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects may suffer and our revenues and profitability could be materially and adversely affected. We may not be able to successfully overcome our current challenges, including gaining sufficient popularity among potential customers, and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

In addition, we have made substantial investments and incurred significant expenses in the development of our 3G services, including the leasing of network capacity from our parent company, China Mobile Communications Corporation, or CMCC, and the development of our 3G market. We expect to continue making significant investments in the construction of our core mobile telecommunications network and related systems and facilities, which we intend to use for our 2G and 3G services and other services based on future generations of telecommunications technologies. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If the deployment of our 3G business does not reach anticipated scale, or if we encounter other challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations.

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

In October 2010, we, through our wholly-owned subsidiary China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, acquired 20% of the enlarged share capital of Shanghai Pudong Development Bank, or SPD Bank, for an aggregate amount of RMB39.5 billion (approximately US$6.0 billion). In connection with this acquisition, we entered into a strategic cooperation agreement with SPD Bank in November 2010, pursuant to which we will cooperate with SPD Bank in the areas of mobile finance and mobile e-Commerce businesses such as mobile payment which includes on-site payment and remote payment as well as in the sharing of customers services and channels resources. See “Item 4. Information on the Company — Business Overview — Investment in, and strategic cooperation with, SPD Bank.” SPD Bank’s profitability is impacted to some extent by macroeconomic conditions and changes in monetary and fiscal policies in Mainland China, and we cannot assure you that our investment in SPD Bank will achieve the desired level of return. In addition, any strategic cooperation may not produce the intended benefits due to a number of factors, some of which are beyond our control, including the lack of a well-developed consumer market for mobile e-Commerce in Mainland China. If we encounter difficulties in carrying out our cooperation with SPD Bank, the prospects of the mobile finance and mobile e-Commerce businesses contemplated to be jointly developed by us and SPD Bank may be materially and adversely affected. Furthermore, expected benefits from our investment in networks, licenses and new technologies may not be realized.

In 2011, we commenced operating certain aspects of our businesses under specialized subsidiaries, such as procuring and distributing terminals through China Mobile Group Terminal Company Limited, or China Mobile Terminal, and conducting our international businesses through China Mobile International Company Limited, or China Mobile International, and expect to enhance our operational efficiency. We cannot assure you, however, that this business model would be sustainable or that we will achieve the expected benefits.

Changes in technology and business models may render our current technologies and business model obsolete and thus affect our business and market position.

The telecommunications industry is characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete. We are also subject to increasing competition from Internet service providers, mobile device manufacturers, mobile software developers and other competitors, who compete against us in the area of data businesses by offering mobile Internet access and other mobile services and are taking up an increasing share of the value chain of the telecommunications industry. The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to maintain our share of the value chain and to adapt to the evolving value chain of the telecommunications industry. As the development of new businesses, such as mobile Internet and “Internet of Things”, require significant time, costs and risk, we may not be able to successfully launch or develop such new businesses and may otherwise not be able to achieve the expected benefits.

Moreover, the substantial increase in data traffic resulting from the growth of our wireless data traffic business significantly strains the existing capacity of our telecommunications network infrastructure. In order to alleviate such constraints on our telecommunications network, we have made and will continue to make substantial investments in the construction of our infrastructure network to carry increasing data traffic. We may not be able to achieve the desired return for such investments.

The development and application of new technologies involves time, substantial costs and risks. We may encounter unexpected technological difficulties or risks in developing and implementing new technologies, including any future generations of mobile technologies, such as the TDD mode long-term evolution, or TD-LTE, technology, and as a result may incur substantial cost or service disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also encounter limited availability of terminals, such as handsets, notebook and personal digital assistants, to meet the demand of our business development based on future generations of mobile telecommunications technologies. Moreover, we cannot assure you that the expansion or upgrade plan to implement any future generations of mobile telecommunications technologies, including the TD-LTE technology, will achieve the expected results, or that we will be able to launch telecommunications services based on the TD-LTE technology in a commercially viable manner and on a timely basis. In addition, our future success will depend partly on our ability to offer services that address the market demand arising from new growth opportunities in the broader telecommunications industry. We may not be able to successfully develop or obtain new technologies to effectively and economically deliver these services. Furthermore, we may not be able to compete successfully in the delivery of telecommunications services based on new technologies.

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

We may not be able to timely detect or prevent employee misconduct, including senior management, and such misconduct may damage our reputation and could cause the trading price of our ordinary shares and ADSs to decrease.

In recent periods, certain of the management personnel of our company and our subsidiaries, including certain executive directors, were alleged to have engaged in unlawful conduct. Such allegations of unlawful conduct include the acceptance of bribes as well as maintaining improper business relationships. While some of these incidents are still under investigation, we believe that such management misconduct involved isolated incidents resulting from individual misconduct.

In order to further strengthen our internal system and policies for detecting and preventing similar and other misconduct, we have re-examined our policies and procedures and have implemented additional operational measures. In particular, with respect to our business cooperation arrangements with third parties, we are in the process of adjusting the model of business cooperation and have implemented more stringent policies and processes. These efforts are expected to reduce the ability of third parties to engage in improper business relationships with our employees. We have also further expanded the type of equipment and products that are subject to centralized procurement. Furthermore, we have implemented a rotation policy under which the management of our major operating subsidiaries will rotate among different subsidiaries every few years. In addition, we have revised our policy in relation to, and strengthened control over, the material investment projects. We cannot assure you, however, that we will timely detect or prevent misconduct or allegations of misconduct by our management and staff. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be harmed, and the trading price of our ordinary shares and ADSs could decrease.

We are controlled by CMCC, which may not always act in our best interest.

As of March 31, 2012, CMCC indirectly owned approximately 74.14% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

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

We may conduct a public offering and listing of our shares on a stock exchange in Mainland China. We have not set a specific timetable or decided on any specific form for an offering in the PRC. The precise timing of the offering and listing of our shares in Mainland China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering in Mainland China, we would become subject to the applicable laws, rules and regulations governing public companies listed in Mainland China, in addition to the various laws, rules and regulations that we are currently subject to in the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong, and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under the current PRC laws, rules and regulations, our ordinary shares listed on the Hong Kong Stock Exchange will not be interchangeable or fungible with any shares we may decide to list on a Mainland China stock exchange, and there is no trading or settlement between these two markets. Furthermore, these two markets have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ordinary shares listed on the Hong Kong Stock Exchange may not be the same as the trading prices of any shares we may decide to list on a Mainland China stock exchange. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially and adversely affect, the prices of our ordinary shares and ADSs listed in overseas markets.

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

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to develop mobile telecommunications services based on future generations of mobile telecommunications technologies. We may not be able to obtain additional spectrum from the MIIT that would meet our expectations on a timely basis. Our network expansion or upgrade plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on a 3G license granted to CMCC by the MIIT. If the conditions or other obligations relating to these approvals or licenses are amended in a manner that is detrimental to us, our business and operations could be materially and adversely affected. Moreover, we will require a license from the MIIT to operate our business based on future generations of mobile telecommunications technologies. We cannot assure you whether, when and on what conditions we will be able to obtain this license. If we are unable to obtain or use the license for operating telecommunications business based on future generations of mobile telecommunications technologies, or if the conditions or other obligations relating to this license are detrimental to us, our business and operations, as well as profitability and growth, could be materially and adversely affected.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. One of the regulatory measures announced by the MIIT in 2008 as part of the restructuring initiatives was the offering of roaming services across different mobile telecommunications networks. Under such roaming services, the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. We cannot predict at this point in time the impact, if any, such offering of roaming services or other measures may have on our business and prospects. In addition, the PRC government may implement other asymmetrical regulatory measures. For example, a one-way mobile number portability policy is under trial implementation in Hainan Province, which allows our 2G customers to switch to services of China Unicom or China Telecom while being able to retain their existing mobile numbers. A two-way mobile number portability policy has been under trial implementation in Tianjin since November 2010, which allows our 2G customers, as well as the 2G and 3G customers of China Unicom and China Telecom, to switch to services of another telecommunications services provider while being able to retain their existing mobile numbers. The implementation of asymmetrical regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. However, the specific rules have not been promulgated and there are currently no specific regulatory requirements relating to the provision of universal services in Mainland China.

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

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in China. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involves uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, result of operations and prospects.

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

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2011, the total population residing in Mainland China exceeded 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of customers as of December 31, 2011. As of the same date, our total number of customers reached approximately 649.6 million, representing approximately 66.5% of all mobile customers in Mainland China. As of March 31, 2012, our total number of customers reached approximately 667.2 million.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name “China Telecom (Hong Kong) Limited”. We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and to “China Mobile Limited” on May 29, 2006 after obtaining the approval of our shareholders.

Our ordinary shares are listed on the Hong Kong Stock Exchange, and our ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange.

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

We carried out a series of acquisitions between 1998 and 2004, through which we acquired from CMCC, our parent company, mobile telecommunications operations conducted by its other regional subsidiaries. As a result, we significantly expanded the geographical coverage of our operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Hong Kong Company Limited, or Hong Kong Mobile), a mobile telecommunications services provider based in Hong Kong, in 2006.

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, from CMCC, ZTE, Eastern Communications Co., Ltd., Beijing Digital China Limited, Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holding Co., Ltd. for an aggregate purchase price of RMB237,070,000 (approximately US$37,666,630). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Terminal. As of April 25, 2012, we held 99.97% of equity interest in China Mobile Terminal.

These acquisitions have significantly enlarged our customer base and expanded the geographical coverage and scope of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale.

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

On May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the Ministry of Finance, or the MOF, jointly issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in: (i) the acquisition by China Telecom of the CDMA network (including both assets and customer base) then owned by China United Telecommunications Corporation in July 2008; (ii) the merger between China United Telecommunications Corporation and China Netcom to form China Unicom in January 2009; (iii) the transfer of the basic telecommunications services business then operated by China Satellite into China Telecom; and (iv) the consolidation of China Tietong Telecommunications Corporation, or China Tietong, into CMCC in July 2008.

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

Organizational Structure

As of March 31, 2012, CMCC owned 74.14% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2012, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.

In addition, we indirectly own a 99.97% equity interest in China Mobile Terminal through CMC, and directly own a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands. In January 2012, we, through Beijing Mobile, and CMCC established China Mobile Finance whose primary business is to centralize the management of our internal funds and allocate our internal capital resources. We indirectly own a 92% equity interest in China Mobile Finance.

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

Business Overview

We offer mobile telecommunications services principally using the Global System for Mobile Communications, or GSM, standard. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong.

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on an Internet Protocol based core mobile telecommunications network that is shared by our 2G and 3G services and will be shared with other services based on future generations of telecommunications technologies as well as the TD-SCDMA wireless network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. We intend to use the TD-SCDMA network to primarily carry data traffic from mobile phones. CMCC’s TD-SCDMA wireless network covered all county-level or above cities in Mainland China as of December 31, 2011.

In addition, we provide our customers with high-speed Internet access through wireless local area networks, or WLAN (also known as Wi-Fi), through our WLAN access points located throughout Mainland China. We intend to use our WLAN network to primarily carry Internet data from computers and mobile phones. As of December 31, 2011, we had approximately 2.2 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China.

Moreover, we assist CMCC in the development of networks based on the TD-LTE technology. We intend to use the TD-LTE network to primarily carry high bandwidth and high quality wireless broadband businesses.

Our Business Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to enhance our businesses in the mobile telecommunications market by further developing our mobile Internet business, promoting the co-ordinated and synergistic development of our businesses carried by the four networks based on their respective GSM, TD-SCDMA, WLAN and TD-LTE technologies and strengthening our full service capabilities.

Developing Mobile Internet Business. We intend to function as a “smart pipe” that provides value beyond that of data connectivity only. In order to achieve this purpose, we intend to accelerate the development of our mobile Internet business to maintain a fair share of the growing value chain of the mobile Internet industry. We intend to build an open platform for innovative application services, develop featured businesses that are distinctive and competitive compared to our competitors’ products and convert terminals into a user-friendly interface to enhance customers’ experience in accessing our services.

Co-ordinated and Synergistic Development of Businesses Carried by the Four Networks. We intend to continue promoting the co-ordinated and synergistic development of our businesses carried by the four networks based on their respective GSM, TD-SCDMA, WLAN and TD-LTE technologies to create a world-class wireless network with wide and deep coverage, high quality and high speed. To achieve this goal, we intend to continue maintaining high voice quality and optimizing the utilization rate of our GSM network. We also intend to continue working with CMCC to optimize the TD-SCDMA network with broad and in-depth coverage to improve its utilization rate. With respect to our WLAN network, we will focus on enhancing its coverage and network quality to alleviate the data traffic capacity constraints on our networks and to reduce costs. In addition, we will continue to assist CMCC in promoting the TD-LTE technology within and outside the PRC, accelerating commercialization of TD-LTE technology and furthering the synchronized development and compatibility of LTE TDD and LTE FDD technologies.

Strengthening Full Service Capabilities. We intend to strengthen our capabilities in response to competition from the telecommunications operators that provide full services. In order to achieve this goal, we intend to continue constructing infrastructure networks and cooperating with CMCC in the integration of mobile telecommunications business with fixed-line telecommunications business. In addition, we intend to improve the efficiency of our business by focusing on high-bandwidth and high-value mobile Internet access and developing standardized products on a large scale. Moreover, we will differentiate our services in response to different needs of our customers. We intend to further penetrate into the individual customer market by emphasizing excellence in serving quality individual customers, focusing on expanding our corporate customer base and selectively expanding into family customer market.

In order to achieve the foregoing goals, we will focus on improving the quality of our networks, the quality of our services and our business support capabilities. See “— Service Quality.” Moreover, we will continue to improve our customer services to achieve broader customer satisfaction. See “— Customer Services.” In addition, we will make efforts to enhance our operational efficiency by operating certain aspects of our businesses under specialized subsidiaries, such as China Mobile International and China Mobile Terminal.

Customers and Usage

Our customer base has grown substantially from approximately 584.0 million at the end of 2010 to approximately 649.6 million at the end of 2011. As of December 31, 2011, we had a market share of approximately 66.5% in Mainland China. As of March 31, 2012, our total number of customers reached approximately 667.2 million, and our total number of 3G customers reached approximately 59.6 million. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives; and

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels and services.

We continued to experience growth in our corporate customer base in 2011. As of December 31, 2011, the total number of our corporate accounts reached 3.24 million, and the number of individual customers served under corporate accounts reached 36.0% of our total customer base.

However, due to the increasing mobile penetration rate and intensified competition among mobile telecommunications operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage reached 3,887.2 billion minutes in 2011, representing an increase of approximately 12.3% from 2010. Our short message services, or SMS, usage reached 736.1 billion messages in 2011, representing an increase of approximately 3.5% from 2010. Furthermore, wireless data traffic reached 361.4 billion megabytes in 2011 from 143.3 billion megabytes in 2010.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2009	2010	2011
Customer Base (in millions)	522.3	584.0	649.6
Total Voice Usage (in billions of minutes)	2,918.7	3,461.6	3,887.2
Average Minutes of Usage Per User Per Month (minutes)(1)	494	521	525
Average Revenue Per User Per Month (RMB)(2)	77	73	71
Average Monthly Churn Rate (%)(3)	3.30	3.22	3.21

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The operating revenue in 2009, 2010 and 2011 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011, respectively.
(3)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services have continued to grow, and total voice usage increased approximately 12.3% in 2011 compared to 2010.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data business includes short message and multimedia message services, or SMS and MMS, wireless data traffic business and applications and information services.

SMS refers to services that employ the existing network resources and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, mainly including customer-to-customer messages, corporate SMS, “Monternet”-based short messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage reached 736.1 billion messages in 2011 compared to 711.0 billion messages in 2010. Revenue generated from SMS and MMS reached RMB46,462 million in 2011, compared to RMB46,889 million in 2010.

Our wireless data traffic business includes mobile data traffic service and WLAN service.

Mobile Data Traffic. Our mobile data traffic service is a service that we provide to our customers that enables wireless access to the Internet through 2G or 3G networks. We experienced a significant growth in the provision of mobile data traffic services in 2011, with mobile data traffic reaching 161.0 billion megabytes in 2011, representing a 56.1% increase compared to 2010. Revenue generated from mobile data traffic service reached RMB43,689 million in 2011, compared to RMB30,453 million in 2010.

WLAN. WLAN service refers to a service that provides high-speed Internet access through WLAN. We experienced significant growth in our WLAN service in 2011. As of December 31, 2011, we had approximately 2.2 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China. Data traffic carried by WLAN reached 200.4 billion megabytes in 2011 compared to 40.2 billion megabytes in 2010. Revenue generated from WLAN service reached RMB739 million in 2011, compared to RMB191 million in 2010.

Our applications and information services mainly include Wireless Music, Mobile Reading, Mobile Video, Mobile Mailbox, “Fetion”, Mobile Paper, “12580 Integrated Information Service Line”, Mobile Gaming, Mobile Payment/Wallet, Mobile TV and location-based services.

Wireless Music. Wireless Music refers to a service that provides music services to customers through mobile telecommunications networks. In 2011, we continued our efforts in business model innovation and strengthened our cooperation with the music media to stimulate and direct customers to use wireless music products including Wireless Music Club, “Color Ring”, and “Music Download”. Revenue generated from Wireless Music reached RMB22,069 million in 2011, compared to RMB20,468 million in 2010.

Mobile Reading. Mobile Reading provides our customers with content services, including books, magazines and comics, through mobile phones and mobile e-book devices. Revenue generated from Mobile Reading reached RMB627 million in 2011, compared to RMB247 million in 2010.

Mobile Video. Mobile Video provides our customers with mobile network-based audio and video services, which enable our customers to download or stream various types of videos such as news, movies, entertainment and sports programs on their mobile phones. Revenue generated from Mobile Video reached RMB571 million in 2011, compared to RMB242 million in 2010.

Mobile Mailbox. Mobile Mailbox provides our customers with e-mail services with multiple value-added functions. In addition to the regular functions of Internet mail services, our customers will receive notifications on their mobile phones when they receive new e-mails and are able to read and send e-mails via mobile phones. Revenue generated from Mobile Mailbox reached RMB1,539 million in 2011, compared to RMB964 million in 2010.

Our other applications and information services, including “Fetion”, Mobile Paper “12580 Integrated Information Service Line”, Mobile Gaming, Mobile Payment/Wallet, Mobile TV and location-based services, also experienced further growth in 2011, and we have strengthened our efforts in developing other new products and applications in our data business.

We made efforts to build up open platforms through our Mobile Market in the past few years. Mobile Market serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses. We intend to build Mobile Market into a sales platform for our customers to subscribe for our businesses, a platform for developers to upload their applications and a platform that provides support to our terminal and content suppliers. We will also make available our five major capacities, namely cloud services for Mobile Market, “Internet of Things”, e-Commerce, location-based services and “Fetion+”, to the users through Mobile Market. As of December 31, 2011, the cumulative number of registered customers of Mobile Market reached 158 million, with the number of application downloads from Mobile Market exceeding 630 million.

We launched the development of standardized and modularized applications of the “Internet of Things” in 2011. In addition, we are in the process of building a nationwide “Wireless City” platform which provides the government authorities and citizens with various information services covering ten categories, including public administration, traffic control, healthcare and employment service through wireless network coverage in the city. We have entered into “Wireless City” cooperation agreements with 217 cities and 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

We believe that data business will continue to be one of the fastest growing segments of the telecommunications market in Mainland China in the coming years. In 2011, we increased the promotion of our data business by providing customers with diversified and personalized services. Our data services revenue increased to RMB139,330 million in 2011, representing an increase of 15.4% from 2010. As a percentage of operating revenue, data services revenue increased to 26.4% in 2011 from 24.9% in 2010.

We also plan to continue promoting industry-specific applications of data business to corporate customers to further enhance the penetration and utilization of our data business. During 2011, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. We also expanded our “Internet of Things” applications and Mobile e-Commerce businesses in different areas involving our corporate customers. As of December 31, 2011, the total number of our corporate accounts reached 3.24 million.

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

We offer our customers a variety of tariff packages that have varied monthly charges, minimum charges for basic usage, charges for usage exceeding the covered basic usage, fixed charges for selected features and functions, as well as charges for voice value-added services. The tariff for wireless data traffic is generally charged by the actual data traffic usage. We also offer different tariff packages with respect to SMS and MMS, each of the wireless data traffic business and applications and information services.

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts during off-peak hours and in low-traffic areas, and tariff discounts for specified call recipients.

In 2011, in response to our customers’ needs and to increase the usage of our services, we reduced voice and data tariffs, in particular domestic roaming charges. We also reduced international roaming charges for 38 destinations across the world.

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

•

monitoring technological trends, including advancement in future generations of mobile telecommunications technologies, which may have an impact on the development of our current business and the implementation of our wireless data strategy; and

•	researching post-TD-SCDMA technologies and promote the synchronized development and compatibility of LTE TDD and LTE FDD technologies, the two models of the LTE technology.

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

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, handset repair and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain services to our customers through electronic channels, including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, and redemption of “GoTone” points. Sales effected through our electronic channels have increased consistently in recent years and the percentage of our business transactions that were processed through our electronic channels increased significantly in 2011. Furthermore, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of electronic channels and the integration of resources relating to sales and marketing channels. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our wireless data services, and to facilitate certain sales and marketing activities.

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

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2011, we had signed service contracts with approximately 3.24 million corporate accounts, and individual customers served under these service contracts with corporate accounts accounted for approximately 36.0% of our total customers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

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

Strategies Relating to 3G Services. We have been operating our 3G business by leasing wireless network capacity from CMCC since 2009. We have been focusing on the integration of the core components of our 2G and 3G networks by employing new mechanisms, new standards and new measurements and by promoting the integration of networks, businesses and applications, which have enabled our 2G customers to upgrade to our 3G services without changing their mobile telephone numbers or SIM cards or requiring re-registration. In addition, we have enhanced our efforts to market new 3G services, products and applications, including through our voice and data businesses, to individuals, families, corporations and those in need of industry information products. We intend to further expand our 3G business by, among other things, leveraging the support from the PRC government in terms of land use, frequency resources and construction of wireless cities.

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

In 2011, we continued to optimize our customer service processes through efforts such as improving service quality at both sales outlets and our 10086 hotline. The connection rate of our 10086 hotline reached 89.4%, and 87.5% of issues were resolved after the first call of the 10086 hotline. We have also actively promoted electronic channels, including expanding scope of services provided through our electronic channel and shortening the processing time at the electronic channel, and the percentage of our business transactions that were processed through the electronic channels increased significantly in 2011. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS and refunding before investigation in case of a billing dispute for Monternet services to ensure our customers would be fully informed of the payments they would make. The number of spam SMS reported to us decreased 38% compared to 2010. Our continued improvement in customer services resulted in broader customer satisfaction in 2011.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In particular, with respect to our 2G services, the voice call drop rate decreased to 0.32% and successful connection rate increased to 99.26% in 2011, and with respect to our 3G services, the voice call drop rate decreased to 0.35% and successful connection rate increased to 98.99% in 2011. The success rate for key performance indicators, such as subscription and un-subscription for key products, increased to approximately 99%. In addition, the network speed of our Internet business has been further enhanced. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as “GoTone Diamond”, “GoTone Gold” and “GoTone Silver” card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. Customers in these classifications are eligible to receive targeted rewards, including some of our own products and services, as well as those of our business partners. In 2011, we further differentiated our “GoTone” service and enhanced customer loyalty of our “GoTone” service through the targeted allocation of marketing resources. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services, golf clubs and handset service clubs.

In developing our “M-Zone” brand, we focused on expanding our customer base, offering new services and gaining recognition as symbol of youth culture. We enhanced our brand image and the number of customers increased as a result of our increased advertising efforts and expansion of new services, including the launch of brand alliances and the implementation of product and service upgrades.

In addition, we further enhanced customer loyalty through a series of efforts in 2011 including, among others, entering into long-term contracts with our mid to high-end customers, offering customized services packages and improving customer services and quality of our services.

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

Corporate Social Responsibility and Sustainability Development. We are committed to fulfilling our responsibility to the sustainable development of the community. We have focused on energy conservation and environmental protection in many aspects of our operations. We have also strived to provide more environment-friendly information solutions to our customers and support philanthropic activities. When natural disasters such as the severe earthquakes in Yunnan province and heavy rain in southern part of Mainland China occurred in 2011, we reacted with timely and effective telecommunications support and services and relief efforts. In 2011, we were recognized for the fourth consecutive year by the Dow Jones Sustainability Indexes, or DJSI, being the only company from Mainland China listed on DJSI.

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

Mobile Telecommunications Networks

Over the past several years, we have performed a number of technological improvements and upgrading to our core mobile telecommunications network, which has evolved into an integrated network that is capable of supporting transmissions using both the 2G standard and the 3G standard. We have built an Internet Protocol based core network that is capable of supporting the GSM, TD-SCDMA, WLAN and TD-LTE networks, which we believe could also evolve into a network that supports other future generations of mobile telecommunications technologies.

Prior to January 7, 2009, we offered mobile telecommunications services using the GSM standard, which is a pan-European mobile telecommunications system based on digital transmission and mobile telecommunications network architecture with roaming capabilities. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications.

Starting from January 7, 2009, in addition to offering mobile telecommunications services using the GSM standard, or the 2G standard, we also offer mobile telecommunications services using the TD-SCDMA standard, or the 3G standard. The key network components for our 3G business include Node Bs, which contain radio transmitters and receivers that communicate directly with mobile terminals, and radio network controllers, which carry out radio resources management and are responsible for controlling the Node Bs that are connected to them.

In addition, we provide our customers with access to broadband Internet connection through WLAN, which connects computers using wireless communication technology. Our customers may use mobile terminals such as handsets, notebooks and personal digital assistants to gain wireless access to the Internet or corporate intranet.

In January 2012, the TD-LTE Advanced technology, as a successor technology to the TD-LTE technology, was recognized as one of the international standards for 4G technology by the International Telecommunication Union. In addition, we obtained LTE TDD spectrum bands in Hong Kong through a public auction in February 2012, which will be used in the construction of a TD-LTE network in Hong Kong. Together with the LTE FDD band we had previously obtained, we will be able to provide commercial services and commence the integration of our TD-LTE and LTE FDD networks in Hong Kong in 2012.

Network Capacity Expansion and Optimization Plans. Our customers currently use our 2G services, our 3G services, our WLAN services, or all of them. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G and 3G services, and expanding the coverage and capacity of our integrated network. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2011, the number of our 2G base stations exceeded 700,000, compared to 554,000 in 2010. We anticipate that we will need a significant number of new base stations in connection with the expansion of our mobile telecommunications networks. We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

In connection with the 3G wireless network capacity that we lease from CMCC, the number of CMCC’s 3G base stations in operation reached approximately 220,000 as of the end of 2011, compared to 135,000 as of the end of 2010.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2011, we purchased our networks equipment primarily from Huawei Technologies, Ericsson, Nokia Siemens, ZTE and Alcatel-Lucent.

Strategic Cooperation with Vodafone

We entered into a strategic cooperation framework agreement, on a non-exclusive basis and non-binding basis, with Vodafone Group Plc, or Vodafone, in February 2011, which provides for a number of cooperation arrangements between us and Vodafone, including:

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

In addition, we entered into a memorandum of understanding with News Corporation and STAR Group Limited on June 8, 2006 relating to a potential long-term wireless media strategic partnership as well as the exploring of various areas of cooperation, which may include the aggregation, development and marketing of multimedia content and other wireless data services, by combining the strength and experience of one of the largest media companies in the world and one of the largest mobile telecommunications companies in the world. We are currently working with News Corporation and STAR Group Limited on a number of cooperation initiatives.

Proposed Investment in, and Strategic Cooperation with, Far EasTone

On April 29, 2009, we entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, one of the major mobile telecommunications operators in Taiwan, pursuant to which we would acquire 12% of the enlarged issued share capital of Far EasTone for an aggregate amount of approximately 17,773.6 million New Taiwan dollars (approximately RMB3,695.6 million or US$587.2 million, based on the respective exchange rate of 4.8094 New Taiwan dollars = RMB1.00 or 30.2700 New Taiwan dollars = US$1.00 as of December 30, 2011), subject to certain adjustments. Completion of the share subscription is subject to certain conditions, including the obtaining of all necessary regulatory approvals.

Concurrent with the share subscription agreement, we also entered into a strategic cooperation agreement with Far EasTone, which would become effective upon the completion of the share subscription. Pursuant to the strategic cooperation agreement, we and Far EasTone would pursue long-term broad-based cooperation for the purpose of our mutual strategic development in a number of areas, including joint purchases, roaming and data businesses and network and technology advancement. We believe our strategic cooperation with Far EasTone would facilitate the expansion of our business in Mainland China, Hong Kong and Taiwan and help us expand the range of our services to individuals that travel between, and businesses that operate in, Mainland China and Taiwan. The strategic cooperation would also enable us to accumulate advanced technological and operational expertise in areas such as 3G and next generation technology.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. Our market share was approximately 66.5% as of December 31, 2011. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We cannot predict at this point in time the precise impact that the formation of full-service telecommunications services providers may have on our business and prospects. Our competitors may also benefit from any asymmetrical regulatory measures that may be adopted by the PRC government from time to time. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

Nonetheless, given the customer growth potential in the small and medium-sized cities and rural areas in Mainland China, we believe there is growth potential for our mobile telecommunications business. In particular, we believe that the industry restructuring in 2009 will help optimize the allocation of telecommunications resources and help create a fair, orderly, transparent and healthy telecommunications market. Despite existing and future competition, we believe the following factors have contributed to our customer quality compared to that of our existing competitors and we seek to continue developing our competitive advantages on the basis of these factors:

•	our economies of scale;

•	our high-quality mobile telecommunications networks;

•	our advanced and flexible support systems;

•	our widely-recognized brand name and logo that are closely identified with us by consumers;

•	our broad distribution networks and our focus on customer services;

•	our extensive range of data business;

•	our experienced management team and seasoned employees;

•	our strong capabilities of execution and innovation; and

•	our financial resources.

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

Entry into the Industry. Under the current regulations, operators of mobile telecommunications networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and data service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in Mainland China must apply for specific permits from the MIIT in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. In addition to us, China Telecom and China Unicom are currently also authorized to provide mobile telecommunications services in all provinces, directly-administered municipalities and autonomous regions in China.

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

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In January 2003, the former Ministry of Information Industry, or the MII, issued the Measures on Administration of Telecommunications Network Numbering Resources, pursuant to which a user of numbering resources is required to pay a usage fee to the state. In December 2004, the MII, the MOF and the NDRC jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Numbering Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

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

Our international roaming usage charges are set in accordance with agreements with the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

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

Employees

As of December 31, 2009, 2010 and 2011, we had 145,954, 164,336 and 175,336 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2011 were classified in the following table. Approximately 65.5% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by functions as of December 31, 2011.

Management	23,303
Technical	46,964
Marketing	69,451
General affairs	29,333
Others	6,285

Total	175,336

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 323,506 as of December 31, 2011.

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

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2009	2010	2011
Total Voice Usage (in billions of minutes)	2,918.7	3,461.6	3,887.2
Total Operating Revenue (in RMB millions)	452,103	485,231	527,999
Total Operating Expenses (in RMB millions)	305,095	334,477	376,700
Profit Attributable to Equity Shareholders (in RMB millions)	115,166	119,640	125,870

In 2009, 2010 and 2011, our customer base and voice usage volume continued to experience considerable growth. Our total net increase in number of customers was approximately 65.6 million during 2011 and our total customer base reached approximately 649.6 million as of December 31, 2011. Our total voice usage increased by 18.6% from 2009 to 2010, and by 12.3% in 2011. As a result, our total operating revenue increased by 7.3% from 2009 to 2010, and by 8.8% in 2011. Our data business continued to grow, and our data services revenue accounted for 24.9% and 26.4% of our total operating revenue in 2010 and 2011, respectively. Our total operating expenses increased by 9.6% from 2009 to 2010, and by 12.6% in 2011. Our profit attributable to equity shareholders increased by 3.9% from 2009 to 2010, and by 5.2% in 2011.

The PRC economy continued to grow in terms of GDP by 9.2% in 2011, which provided a favorable environment for our continued business development. However, following the restructuring of the telecommunications industry and the issuance of the 3G licenses, market competition in the telecommunications industry in Mainland China has intensified. As the mobile penetration rate in Mainland China reached 73.6% as of December 31, 2011, the mobile telecommunications markets in some economically developed regions of Mainland China also began to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and execution capabilities. Moreover, although the overall mobile penetration rate in Mainland China is increasing, the mobile penetration rate in rural areas remains relatively low. We believe that there remains potential for continued growth in our customer base and our business.

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

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

We have entered into agreements with CMCC with respect to, among other things, inter-provincial and international transmission lines leasing. Pursuant to these agreements, for the inter-provincial transmission lines we leased from other providers through CMCC, CMCC maintains its existing inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays fees to the relevant transmission line providers.

We have an arrangement with CMCC under which CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions. In 2011, CMCC is in the process of transferring its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with certain telecommunications service providers will be gradually phased out.

We have also entered into a telecommunications services cooperation agreement with CMCC, pursuant to which we and CMCC provide customer development services to each other by utilizing our respective sales channels and resources, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of each other.

In addition, we have entered into a network capacity leasing agreement with CMCC, pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. We have also entered into a network assets leasing agreement with CMCC, pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other for a leasing fee.

Tariff Adjustments

The tariffs charged by PRC telecommunications operators are subject to adjustment by the PRC government. Recent adjustments include, among other things, the shortening of the billing unit for long distance charges (other than for Internet Protocol based long distance call services), the general reduction in domestic and international long distance call rates, the elimination of various surcharges and connection fees charged to new customers, a general reduction in leased line tariffs and the elimination of certain domestic roaming charges and local usage charges on long distance calls. See “Item 4. Information on the Company — Business Overview — Regulation — Tariff Setting.” Moreover, we are allowed to offer our customers a variety of tariff packages which have different monthly charges, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Our average revenue per minute has generally decreased in recent years as tariffs have generally decreased. However, the growth in voice usage volume that has resulted from the general decline in tariffs has helped partially offset the adverse effect of tariff decreases on our revenue.

Our ARPU Has Declined and May Further Decline in the Future

Our ARPU decreased from RMB73 in 2010 to RMB71 in 2011, primarily due to the fact that a significant number of our new customers are users with relatively low usage of mobile telecommunications services. This decline was also due to the gradual implementation of the tariff adjustments that generally resulted in declines in tariffs. As we continue to expand our customer base, and with the continued implementation of the tariff adjustments, we expect that our ARPU will further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2009, 2010 and 2011. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. If it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in our profit or loss as follows:

(i) revenue derived from voice and data services are recognized as revenue when the service is rendered;

(ii) revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iii) sales of SIM cards and terminals are recognized on delivery of goods to the customers and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(iv) interest income is recognized as it accrues using the effective interest method; and

(v) revenue from fixed price contracts is recognized using the percentage of completion method.

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

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets

Our property, plant and equipment, consisting primarily of telecommunications transceivers, switching centers, transmission and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charges or reversal of impairment in future periods. No impairment of property, plant and equipment, goodwill and other intangible assets was recorded in 2009, 2010 or 2011.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2009	2010	2011
	(in millions of RMB)
Operating revenue(1):
Voice services	327,283	343,985	364,189
Data services	106,105	120,768	139,330
Others	18,715	20,478	24,480

Total operating revenue	452,103	485,231	527,999

Operating expenses:
Leased lines	3,006	3,897	5,188
Interconnection	21,847	21,886	23,533
Depreciation	80,179	86,230	97,113
Personnel	21,480	24,524	28,672
Selling expenses	80,043	90,590	96,830
Other operating expenses	98,540	107,350	125,364

Total operating expenses	305,095	334,477	376,700

Profit from operations	147,008	150,754	151,299
Other net income	1,780	2,336	2,559
Non-operating net income	359	685	571
Interest income	5,940	5,658	8,413
Finance costs	(1,243)	(902)	(565)
Share of profit of associates	—	558	4,306
Share of loss of jointly controlled entity	(8)	(18)	(1)

Profit before taxation	153,836	159,071	166,582
Taxation	(38,413)	(39,047)	(40,603)

Profit for the year	115,423	120,024	125,979

Attributable to:
Equity shareholders	115,166	119,640	125,870
Non-controlling interests	257	384	109

Profit for the year	115,423	120,024	125,979

(1)	We re-categorized the presentation of our operating revenue components in 2011, and as a result also re-categorized the historical presentation of our operating revenue components for 2009 and 2010. We categorized our operating revenue components to reflect the continuous development of our business and the way in which we drive economic benefits from different types of telecommunications services.

Under the new categorization, our operating revenue components are voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and revenue derived from voice value-added services. Data services revenue includes revenue derived from SMS and MMS, wireless data traffic, and applications and information services. Other operating revenue mainly includes interconnection revenue. Revenue derived from voice value-added services and certain voice-related services that had been included in value-added services revenue in our consolidated financial statements under the prior years’ presentation was re-categorized as voice services revenue. In addition, revenue derived from certain voice-related services that had been included in other operating revenue in our consolidated financial statements under the prior years’ presentation was also re-categorized as voice services revenue. Such re-categorization had no effect on our reported profit or loss, total income and expense or net assets for any of the periods presented.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Revenue. Our operating revenue mainly consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic and applications and information services. Other operating revenue mainly represents interconnection revenue. See note 1 to the table above.

Operating revenue increased by 8.8% from RMB485,231 million in 2010 to RMB527,999 million (US$83,891 million) in 2011. This increase was primarily due to the continued expansion in our customer base, rapid growth of data business and the continued growth in voice usage volume. Our total number of customers was approximately 649.6 million as of December 31, 2011, compared to approximately 584.0 million as of December 31, 2010.

Voice services revenue increased by 5.9% from RMB343,985 million in 2010 to RMB364,189 million (US$57,864 million) in 2011. This increase principally resulted from the further increase in our voice usage and the continued expansion in our customer base during 2011. Although our average revenue per minute reflected a downward trend from RMB0.140 in 2010 to RMB0.136 in 2011, this decline was partially offset by higher growth in our voice usage in 2011. With intensified market competition and with further declines in tariffs, our average revenue per minute may continue to decline in future periods. However, we expect our voice usage to grow as tariffs decline, which we expect to help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, voice services revenue decreased from 70.9% in 2010 to 69.0% in 2011.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2010	2011
	(Revenue, in millions of RMB)
SMS and MMS	46,889	46,462
Wireless data traffic	30,644	44,428
Applications and information services	43,235	48,440

Data services revenue	120,768	139,330

Data services revenue as a percentage of operating revenue	24.9%	26.4%

Data services revenue increased by 15.4% from RMB120,768 million in 2010 to RMB139,330 million (US$22,137 million) in 2011. This increase was mainly due to our continued efforts in product innovation and business development. Our data business include SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 0.9% to RMB46,462 million in 2011 from RMB46,889 million in 2010 as SMS and MMS tariffs continue to decline and as competition from Internet instant messaging applications continued to intensify. Revenue generated from wireless data traffic grew substantially by 45.0% to RMB44,428 million in 2011, as compared to RMB30,644 million in 2010. The rapid growth of our applications and information services, in particular Wireless Music, Mobile Reading, Mobile Video and Mobile Mailbox, was an important driver for our data business. In particular, revenue generated from applications and information services grew by 12.0% to RMB48,440 million in 2011, as compared to RMB43,235 million in 2010. As a percentage of operating revenue, data services revenue increased from 24.9% in 2010 to 26.4% in 2011. We expect our data business, in particular wireless data traffic and applications and information services, to continue to grow.

Other operating revenue increased by 19.5% from RMB20,478 million in 2010 to RMB24,480 million (US$3,889 million) in 2011. As a percentage of operating revenue, other operating revenue increased from 4.2% in 2010 to 4.6% in 2011 largely due to the increase in interconnection revenue as a result of increasing volume of incoming calls from other telecommunications operators.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses, selling expenses and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, impairment loss for doubtful accounts, impairment loss of inventories, amortization of other intangible assets, operating lease charges, write-off of property, plant and equipment that have been demolished and disconnected from our existing network, labor service expenses, administration and other miscellaneous expenses.

Operating expenses increased by 12.6% from RMB334,477 million in 2010 to RMB376,700 million (US$59,852 million) in 2011. This increase, notably in other operating expenses (particularly maintenance expenses and labor services expenses) and depreciation, was generally in line with the continued growth in our customer base and usage volume and our ongoing efforts to deliver better quality services and to cope with intensified competition.

Leased line expenses increased by 33.1% from RMB3,897 million in 2010 to RMB5,188 million (US$824 million) in 2011. This increase reflected an increase in payment of RMB514 million to CMCC in connection with the lease of its TD-SCDMA wireless network capacity and the increase in leasing fees of Internet ports paid to other telecommunications operators as a result of the rapid development of our Internet related businesses. As a percentage of operating expenses, leased line expenses increased slightly from 1.2% in 2010 to 1.4% in 2011.

Interconnection expenses increased by 7.5% from RMB21,886 million in 2010 to RMB23,533 million (US$3,739 million) in 2011, primarily due to an increase in interconnection voice usage volume. Our continuing marketing strategy to reorganize and re-route traffic volume has led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 6.5% in 2010 to 6.2% in 2011.

Depreciation expense increased by 12.6% from RMB86,230 million in 2010 to RMB97,113 million (US$15,430 million) in 2011. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in wireless data traffic. As a percentage of operating expenses, depreciation expense remained stable at 25.8% in 2010 and 2011.

Personnel expenses increased by 16.9% from RMB24,524 million in 2010 to RMB28,672 million (US$4,556 million) in 2011. This increase was primarily due to an increase in headcount from 164,336 as of the end of 2010 to 175,336 as of the end of 2011 as we hired new staff members to cope with the demands of our business development, especially in connection with our effort to achieve enhanced operational efficiency by operating certain aspects of our businesses under specialized subsidiaries such as China Mobile International and China Mobile Terminal. As a percentage of operating expenses, personnel expenses increased from 7.3% in 2010 to 7.6% in 2011.

Selling expenses increased by 6.9% from RMB90,590 million in 2010 to RMB96,830 million (US$15,385 million) in 2011. This increase was principally the result of an increase in expanding sales channels and improving customer service in response to intensified market competition. As a percentage of operating expenses, selling expenses decreased from 27.1% in 2010 to 25.7% in 2011.

Other operating expenses increased by 16.8% from RMB107,350 million in 2010 to RMB125,364 million (US$19,918 million) in 2011. This increase was primarily due to an increase in maintenance expenses from RMB31,390 million in 2010 to RMB35,096 million in 2011, an increase in write-off of property, plant and equipment from RMB2,763 million in 2010 to RMB5,853 million in 2011, incurred principally as a result of retirement of obsolete or damaged network assets with a net book value of RMB5,853 million, and an increase in operating lease charges from RMB9,839 million in 2010 to RMB11,235 million in 2011, incurred principally as a result of our continued investments in our network equipment and facilities. This increase was also due to an increase in labor service expenses for services provided by third parties from RMB15,649 million in 2010 to RMB20,014 million in 2011, and an increase in the price of utilities, such as water, electricity and heating. Increase in other operating expenses were partially offset by a decrease in impairment loss of doubtful accounts from RMB4,019 million in 2010 to RMB3,548 million in 2011. As a percentage of operating expenses, other operating expenses increased from 32.1% in 2010 to 33.3% in 2011. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 0.4% from RMB150,754 million in 2010 to RMB151,299 million (US$24,039 million) in 2011, and operating margin (profit from operations as a percentage of operating revenue) decreased from 31.1% in 2010 to 28.7% in 2011.

Other Net Income. Other net income represents primarily net sales from SIM cards and terminals and revenue from construction contracts. These items are included in other net income due to their insignificance. Other net income increased by 9.5% from RMB2,336 million in 2010 to RMB2,559 million (US$407 million) in 2011. This increase was principally due to an increase in revenue from construction contracts and an increase in net sales from sales of SIM cards and terminals.

Non-Operating Net Income. Non-operating net income decreased by 16.6% from RMB685 million in 2010 to RMB571 million (US$91 million) in 2011. The higher non-operating net increase in 2010 was attributable to a write back of accounts payable while there was no such a write back in 2011. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased by 48.7% from RMB5,658 million in 2010 to RMB8,413 million (US$1,337 million) in 2011, mainly due to the higher interest rate in 2011 and an increase in our bank deposits.

Finance Costs. Finance costs decreased by 37.4% from RMB902 million in 2010 to RMB565 million (US$90 million) in 2011. This decrease was primarily due to the redemption of guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million and a lower interest rate in 2011 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004 respectively. In 2011, the average interest rate that we paid on our outstanding borrowings was approximately 1.81%, compared to 2.68% in 2010.

Share of Profit of Associates. We had a share of profit of associates of RMB4,306 million (US$684 million) in 2011, which was attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB558 million in 2010. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 4.7% from RMB159,071 million in 2010 to RMB166,582 million (US$26,467 million) in 2011.

Taxation. Our income tax expense increased by 4.0% from RMB39,047 million in 2010 to RMB40,603 million (US$6,451 million) in 2011. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 24.5% in 2010 and 24.4% in 2011, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 5.2% from RMB119,640 million in 2010 to RMB125,870 million (US$19,999 million) in 2011. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 24.7% in 2010 to 23.8% in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating Revenue. Our operating revenue mainly consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic and applications and information services. Other operating revenue mainly represents interconnection revenue. See note 1 to the table above.

Operating revenue increased by 7.3% from RMB452,103 million in 2009 to RMB485,231 million in 2010. This increase was primarily due to the continued expansion in our customer base, the continued growth in voice usage volume and rapid growth of data businesses. Our total number of customers was approximately 584.0 million as of December 31, 2010, compared to approximately 522.3 million as of December 31, 2009.

Voice services revenue increased by 5.1% from RMB327,283 million in 2009 to RMB343,985 million in 2010. This increase principally resulted from the continued expansion in our customer base and the further increase in our voice usage volume during 2010. Although our average revenue per minute reflected a downward trend from RMB0.155 in 2009 to RMB0.140 in 2010, this decline was partially offset by higher growth in our voice usage volume in 2010. With the intensified market competition following the restructuring of the telecommunications industry and with further declines in tariffs, our average revenue per minute may continue to decline in future periods. However, we expect our voice usage volume to grow as the tariff declines, which we expect to help partially offset the impact of these developments on our operating revenue. As a percentage of operating revenue, voice services revenue decreased from 72.4% in 2009 to 70.9% in 2010.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2009	2010
	(Revenue, in millions of RMB)
SMS and MMS	47,671	46,889
Wireless data traffic	20,456	30,644
Applications and information services	37,978	43,235

Data services revenue	106,105	120,768

Data services revenue as a percentage of operating revenue	23.5%	24.9%

Data services revenue increased by 13.8% from RMB106,105 million in 2009 to RMB120,768 million in 2010. This increase was mainly due to our continued efforts in product innovation and business development. Our data business includes SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS was RMB46,889 million in 2010, compared to RMB47,671 million in 2009, representing a decrease of 1.6%, primarily due to both the development of Internet instant messaging applications and declines in voice usage tariffs, which caused our customers to choose Internet instant messaging applications or voice services over SMS and MMS, and the high penetration rate of our SMS and MMS after years of continued growth. In addition, revenue generated from wireless data traffic grew substantially by 49.8% to RMB30,644 million in 2010, as compared to RMB20,456 million in 2009. The rapid growth of our applications and information service, including Wireless Music, “Fetion”, Mobile Mailbox and “12580 Integrated Information Service Line”, was an additional growth driver for our data business. As a percentage of operating revenue, data services revenue increased from 23.5% in 2009 to 24.9% in 2010. We expect our data business, in particular wireless data traffic and applications and information services, to continue to grow.

Other operating revenue increased by 9.4% from RMB18,715 million in 2009 to RMB20,478 million in 2010. As a percentage of operating revenue, other operating revenue increased slightly from 4.1% in 2009 to 4.2% in 2010.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses, selling expenses and other operating expenses. Other operating expenses primarily consist of operating lease charges, network maintenance expenses, impairment loss for doubtful accounts, write-off of property, plant and equipment that have been demolished and disconnected from our existing network, labor service expenses, administration and other miscellaneous expenses.

Operating expenses increased by 9.6% from RMB305,095 million in 2009 to RMB334,477 million in 2010. This increase, notably in selling expenses and other operating expenses (particularly maintenance expenses) was generally in line with the continued growth in our customer base and usage volume and our ongoing efforts to deliver better quality services and to cope with intensified competition. Our operating expenses increased at a lower rate in 2010 as compared to 2009, reflecting our increased economies of scale and our continued efforts to control our operating expenses in 2010.

Leased line expenses increased by 29.6% from RMB3,006 million in 2009 to RMB3,897 million in 2010. This increase reflected an increase in payment of RMB356 million to CMCC in connection with the lease of its TD-SCDMA network capacity and the increase in leasing fees of Internet ports paid to other telecommunications operators as a result of the rapid development of our Internet related businesses. As a percentage of operating expenses, leased line expenses increased slightly from 1.0% in 2009 to 1.2% in 2010.

Interconnection expenses increased slightly by 0.2% from RMB21,847 million in 2009 to RMB21,886 million in 2010. Our continuing marketing strategy to reorganize and re-route traffic volume has led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 7.2% in 2009 to 6.5% in 2010.

Depreciation expense increased by 7.5% from RMB80,179 million in 2009 to RMB86,230 million in 2010. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new technologies and new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in mobile Internet access. As a percentage of operating expenses, depreciation expense decreased from 26.3% in 2009 to 25.8% in 2010.

Personnel expenses increased by 14.2% from RMB21,480 million in 2009 to RMB24,524 million in 2010. This increase was primarily due to an increase in headcount from 145,954 at the end of 2009 to 164,336 at the end of 2010. As a percentage of operating expenses, personnel expenses increased from 7.0% in 2009 to 7.3% in 2010.

Selling expenses increased by 13.2% from RMB80,043 million in 2009 to RMB90,590 million in 2010. This increase was primarily due to our efforts in responding to market competition, developing new customers and retaining our existing customers, in particular customers with high usage of mobile telecommunications services. Our selling expenses may further increase if industry competition continues to intensify and adversely affects our customer growth and retention, and leads to higher customer acquisition and retention costs. As a percentage of operating expenses, selling expenses increased from 26.2% in 2009 to 27.1% in 2010.

Other operating expenses increased by 8.9% from RMB98,540 million in 2009 to RMB107,350 million in 2010. The increase was primarily due to an increase in maintenance expenses from RMB28,109 million in 2009 to RMB31,390 million in 2010, and an increase in operating lease charges from RMB8,751 million in 2009 to RMB9,839 million in 2010, incurred principally as a result of our continued investments in our network equipment and facilities, and an increase in labor service expenses for services provided by third parties from RMB13,577 million in 2009 to RMB15,649 million in 2010. In addition, other operating expenses were partially offset by a decrease in impairment loss for doubtful accounts from RMB4,503 million in 2009 to RMB4,019 million in 2010 and a decrease in write-off of property, plant and equipment from RMB4,493 million in 2009 to RMB2,763 million in 2010. As a percentage of operating expenses, other operating expenses decreased from 32.3% in 2009 to 32.1% in 2010. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 2.5% from RMB147,008 million in 2009 to RMB150,754 million in 2010, and operating margin (profit from operations as a percentage of operating revenue) decreased from 32.5% in 2009 to 31.1% in 2010.

Other Net Income. Other net income represents primarily net sales from SIM cards and terminals and revenue from construction contracts. These items are included in other net income due to their insignificance. Other net income increased by 31.2% from RMB1,780 million in 2009 to RMB2,336 million in 2010. This increase was principally due to an increase in revenue from construction contracts, which was partially offset by the decrease in net sales from sales of SIM cards and terminals.

Non-Operating Net Income. Non-operating net income increased by 90.8% from RMB359 million in 2009 to RMB685 million in 2010, mainly due to a write back of accounts payable. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income decreased by 4.7% from RMB5,940 million in 2009 to RMB5,658 million in 2010. The lower interest income in 2010 was primarily due to the lower interest rate in 2010 and the decrease in our bank deposits as a result of the cash consideration paid in connection with our acquisition of an equity interest in SPD Bank.

Finance Costs. Finance costs decreased by 27.4% from RMB1,243 million in 2009 to RMB902 million in 2010. This decrease was primarily due to the lower interest rate in 2010. In 2010, the average interest rate that we paid on our outstanding borrowings was approximately 2.68%, compared to 3.70% in 2009.

Share of Profit of Associates. We had a share of profit of associates of RMB558 million in 2010, which was attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to nil in 2009. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 3.4% from RMB153,836 million in 2009 to RMB159,071 million in 2010.

Taxation. Our income tax expense increased by 1.7% from RMB38,413 million in 2009 to RMB39,047 million in 2010. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 25.0% in 2009 and 24.5% in 2010, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 3.9% from RMB115,166 million in 2009 to RMB119,640 million in 2010. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 25.5% in 2009 to 24.7% in 2010.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2011, we had a working capital (current assets minus current liabilities) of RMB109,441 million (US$17,388 million), compared to a working capital of RMB66,202 million as of December 31, 2010 and a working capital of RMB77,500 million as of December 31, 2009. The increase in our working capital as of December 31, 2011 from December 31, 2010 was primarily due to an increase in our deposits with banks and other receivables. As of December 31, 2009, 2010 and 2011, accounts receivable totaled RMB6,405 million, RMB7,632 million and RMB9,165 million (US$1,456 million), respectively. The current portion of our finance lease obligations as of December 31, 2009, 2010 and 2011 were RMB68 million, RMB68 million and RMB68 million (US$11 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of RMB)
Net cash from operating activities	207,123	231,379	226,756
Net cash used in investing activities	(165,927)	(171,572)	(169,356)
Net cash used in financing activities	(49,774)	(51,051)	(58,420)

Net (decrease) / increase in cash and cash equivalents	(8,578)	8,756	(1,020)

Net cash from operating activities decreased by 2.0% from RMB231,379 million in 2010 to RMB226,756 million (US$36,028 million) in 2011, primarily reflecting a lower overall increase in accrued expenses and other payables and a smaller increase in accounts payable, which was partially offset by an increase in our profit as a result of the continued expansion of our customers base and growth in our voice and data business. Net cash from operating activities increased 11.7% from RMB207,123 million in 2009 to RMB231,379 million in 2010, primarily reflecting the increase in our profit resulting from the continued expansion of our customer base and the continued growth in voice usage and our data business.

Net cash used in investing activities decreased by 1.3% from RMB171,572 million in 2010 to RMB169,356 million (US$26,908 million) in 2011. This decrease was primarily due to the fact that we did not have a large acquisition in 2011 while we acquired 20% of the enlarged share capital of SPD Bank in 2010. This decrease was partially offset by an increase in our bank deposits of RMB41,884 million and a net increase in trust loans of RMB11,300 million that we granted to large state-owned enterprises through commercial banks. Net cash used in investing activities increased 3.4% from RMB165,927 million in 2009 to RMB171,572 million in 2010. This increase was primarily due to our acquisition of 20% of the enlarged share capital of SPD Bank, which was partially offset by a decrease in our bank deposit of RMB35,590 million.

Net cash used in financing activities increased by 14.4% from RMB51,051 million in 2010 to RMB58,420 million (US$9,282 million) in 2011. This increase was largely due to the redemption of guaranteed bonds due in 2011 with the aggregate principal amount of RMB5,000 million. Net cash used in financing activities increased 2.6% from RMB49,774 million in 2009 to RMB51,051 million in 2010. This increase was primarily due to an increase in dividend payment from RMB48,614 million in 2009 to RMB50,201 million in 2010.

Capital Expenditures

Capital expenditures incurred in 2009, 2010 and 2011 were RMB129,367 million, RMB124,347 million and RMB128,548 million (US$20,424 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, transmission facilities, support system and buildings and infrastructure and development of business. The level of our capital expenditures increased in 2011 principally as a result of our efforts to meet increased demand on our network services arising from the continued expansion of our customer base and fast growth of our data business. The level of our capital expenditures decreased in 2010 primarily due to the lower investment cost per traffic unit as a result of our efforts to implement management with a higher level of centralization, standardization and informatization, as well as reflecting the needs of our business growth.

We estimate that we will incur capital expenditures of approximately RMB131.9 billion (US$21.0 billion) in 2012, RMB130 billion (US$20.7 billion) in 2013 and RMB125 billion (US$19.9 billion) in 2014. We expect that approximately 41% of our capital expenditures in 2012 will be used in the construction of mobile telecommunications networks, approximately 26% will be used in the construction of transmission facilities, approximately 16% will be used in construction of buildings and infrastructure, approximately 8% will be used in building support systems, and approximately 6% will be used in business development.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2012.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2010 and 2011, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations of RMB68 million and RMB68 million (US$11 million), respectively.

On October 28, 2002 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million guaranteed bonds due 2017. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The guaranteed bonds bear fixed interest of 4.5% , payable annually. We have issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd, a PRC credit rating agency. The entire net proceeds from the offering were applied solely to satisfy part of the US$2,800 million deferred consideration for the acquisition by the Company of the entire interest in Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile in 2002.

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

We currently have a corporate credit rating of AA-/Outlook Stable from Standard & Poor’s and Aa3/Outlook Positive from Moody’s Investors Service, each of which is consistent with China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2011, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	116,266	116,266	—	—	—
Bills Payable	1,616	1,616	—	—	—
Accrued expenses and other payables	92,362	92,362	—	—	—
Deferred Consideration Payable	24,563	204	257	257	23,845
Bonds	6,310	225	450	450	5,185
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	241,188	210,744	707	707	29,030

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2011:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	29,283	8,646	10,090	5,831	4,716
Capital Commitments	141,723	141,723	—	—	—

Total Commercial Commitments	171,006	150,369	10,090	5,831	4,716

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 25, 2012.

Name	Age	Position
Mr. XI Guohua	60	Executive Director and Chairman
Mr. LI Yue	53	Executive Director and Chief Executive Officer
Mr. XUE Taohai	56	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	57	Executive Director and Vice President
Mr. SHA Yuejia	54	Executive Director and Vice President
Mr. LIU Aili	48	Executive Director and Vice President
Mr. XU Long	55	Executive Director
Dr. LO Ka Shui	65	Independent Non-Executive Director
Mr. Frank K.S. WONG	64	Independent Non-Executive Director
Dr. Moses M.C. CHENG	62	Independent Non-Executive Director

*	Mr. WANG Jianzhou resigned as an Executive Director and Chairman of our company on March 22, 2012. Mr. LU Xiangdong resigned as an Executive Director and Vice President of our company on March 15, 2012. Mdm. XIN Fanfei resigned as an Executive Director and Vice President of our company on March 22, 2012.

Mr. XI Guohua has served as our Executive Director and Chairman and is in charge of our overall management since March 2012. Mr. Xi served as our Vice Chairman from July 2011 to March 2012. Mr. Xi is also the Vice Chairman of CMCC and a director and Vice Chairman of CMC. Mr. Xi previously held positions at the Post and Telecommunications Administration of Shanghai as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau, Deputy Chief Engineer and Deputy Director General, respectively. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, the Vice Minister of the MII, the President of China Network Communications Group Corporation and the Vice Minister of the MIIT. Mr. Xi graduated in 1977 from the Department of Electrical Engineering of Hefei University of Technology, and holds a Master of Management degree in Economics and Management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August 2010. He is in charge of our operation and management. Mr. Li is also the President and director of CMCC and CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire Holdings Limited, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s Degree in telephone exchange, holds a Master’s Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue is principally in charge of our corporate affairs, finance and internal audit. Mr. Xue is also a Vice President of CMCC and a director of CMC. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with over 32 years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang is principally in charge of human resources and inspection matters. Mdm. Huang is also a director of CMCC and CMC. Mdm. Huang previously served as a Vice President of CMCC, the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with 36 years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management. He is also a Vice President of CMCC, a director of CMC, Chairman of Union Mobile Pay Limited and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 29 years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of network operation, business support, information management, information security and planning and construction. He is also a Vice President of CMCC, a director of CMC and a non-executive director of China Communications Services Corporation Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of Shandong Mobile and Zhejiang Mobile and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 29 years of experience in the telecommunications industry.

Mr. XU Long has served as our Executive Director since August 1999. He is also the Chairman and President of Guangdong Mobile, responsible for our business operations in Guangdong Province. He previously served as Deputy Director of Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Zhejiang Posts and Telecommunications Administration, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 34 years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited and City-e-Solutions Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, the Chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as an independent non-executive director of Melco International Development Limited. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

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

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2011 for services performed as directors, officers or employees was approximately HK$20 million (US$2.5 million).

We adopted a share option scheme on October 8, 1997, or the Old Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the Old Scheme was terminated and a new share option scheme, or the Current Scheme, was adopted. The Current Scheme is valid and effective for a term of 10 years commencing on June 24, 2002. The Current Scheme will cease to be effective from June 24, 2012 and no further options will be granted under the Current Scheme thereafter. The Current Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior to June 24, 2012 and which at that time or thereafter become capable of exercise under the Current Scheme or otherwise to the extent as may be required in accordance with the Current Scheme.

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

As the Old Scheme was terminated with effect on June 24, 2002, no further options were granted under the Old Scheme thereafter. Under the Old Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as of December 31, 2011, there were no outstanding options granted under the Old Scheme. As of the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,470,125,273. No share options were granted under the Current Scheme during the year ended December 31, 2011.

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

As of December 31, 2011, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the Current Scheme. In 2011, 6,642,325 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2011, our directors who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Lo Ka Shui	400,000	0.0020%
Frank K.S. Wong	400,000	0.0020%

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2011, options exercisable for an aggregate of 6,111,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.85 per share through July 2, 2012.

Director	Number of shares covered by options
Sha Yuejia	7,000

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Lu Xiangdong (resigned on March 15, 2012)	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600
Xu Long	117,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou (resigned on March 22, 2012)	475,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou (resigned on March 22, 2012)	970,000
Li Yue	780,000
Lu Xiangdong (resigned on March 15, 2012)	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Xu Long	254,000
Moses M.C. Cheng	400,000

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2012, approximately 74.14% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2012, our majority shareholders held, directly or indirectly, between approximately 74.14% and 76.50% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2012, CMCC indirectly owned an aggregate of approximately 74.14% of our issued and outstanding share capital.

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

International Roaming Arrangements

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we no longer have inter-provincial roaming and interconnection arrangement with CMCC (except for the interconnection arrangement with China Tietong described under “— Interconnection Settlement Arrangements” below) and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to an agreement we entered into with CMCC on July 1, 2004 (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions. In 2011, CMCC is in the process of transferring its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with those telecommunications services providers will be gradually phased out.

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

Leasing of TD-SCDMA Network Capacity

In preparation for our 3G business, we and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement had a term of one year with effect from January 1, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. We may terminate the Network Capacity Leasing Agreement by providing 60 days’ advance notice to CMCC. As the ongoing deployment and improvements to the TD-SCDMA network and in order to actively develop and promote the TD-SCDMA business, CMCC and we agreed to renew the Network Capacity Leasing Agreement on November 6, 2009 and December 21, 2010 for a term of one year commencing on January 1, 2010 and 2011, respectively. In view of the expiry of the Network Capacity Leasing Agreement on December 31, 2011, CMCC and we have agreed to further renew the Network Capacity Leasing Agreement on December 6, 2011 for a one year term of one year commencing on January 1, 2012.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB3,000 million in 2011, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB3,500 million in 2012. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective customers. The Tripartite Agreement expired on December 31, 2009, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement would be automatically renewed for further terms of one year. We, CMCC and China Tietong had agreed to renew Tripartite Agreement on November 6, 2009 and December 21, 2010 for a term of one year commencing on January 1, 2010 and 2011, respectively. In view of its expiration on December 31, 2011, the parties further renewed the Tripartite Agreement on December 6, 2011 for a one year term commencing on January 1, 2012.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2011 did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB500 million in 2011. It is expected that, in 2012, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB700 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, CMCC and we entered into a telecommunications services cooperation agreement on November 6, 2009 (the “Telecommunications Services Cooperation Agreement”), pursuant to which CMCC and we will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The Telecommunications Services Cooperation Agreement had a term of one year with effect from January 1, 2010 and would be renewed automatically for successive one-year periods if the parties so wish. In view of the expiry of the Telecommunications Services Cooperation Agreement on December 31, 2010, the parties have agreed to renew the Telecommunications Services Cooperation Agreement on December 21, 2010 for a term of one year commencing on January 1, 2011. In view of the expiry of the Telecommunications Services Cooperation Agreement on December 31, 2011, the parties have agreed to further renew the Telecommunications Services Cooperation Agreement on December 6, 2011 for a one year term commencing on January 1, 2012.

The amount of charges receivable by us in 2011 under the Telecommunications Services Cooperation Agreement was below the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The amounts of charges payable by us in 2011 under the Telecommunications Services Cooperation Agreement did not exceed RMB1,700 million. It is expected that the aggregate amount of charges payable by us to CMCC under the Telecommunications Services Cooperation Agreement (as renewed) will not exceed RMB2,500 million while the aggregate amount of charges receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules in 2012. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.34 of Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Network Assets Leasing Agreement

In order for us to better position in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “Network Assets Leasing Agreement), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The Network Assets Leasing Agreement expired on December 31, 2011, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Network Assets Leasing Agreement would be automatically renewed for further terms of one year. In view of the expiry of the Network Assets Leasing Agreement on December 31, 2011, CMCC and we have agreed to further renew the Network Assets Leasing Agreement on December 6, 2011 for a one year term commencing on January 1, 2012.

The leasing fees will be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for same kinds of network assets. The amount of leasing fees receivable by us from CMCC did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The amount of leasing fess payable by us to CMCC under the Network Assets Leasing Agreement did not exceed RMB1,200 million in 2011, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB3, 500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The Property Leasing and Management Services Agreement and the Telecommunications Services Agreement (together the “2004 Continuing Connected Transaction Agreements”) expired on December 31, 2007. On December 13, 2007, we entered into the 2008-2010 property leasing and management services agreement (the “2008-2010 Property Leasing Agreement”) and the 2008-2010 telecommunications services agreement (the “2008-2010 Telecommunications Services Agreement”) with CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements on the same terms. Each of the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement has a fixed term of three years and is effective from January 1, 2008 to December 31, 2010. The payments payable by us to CMCC and its subsidiaries under the 2008-2010 Property Leasing Agreement did not exceed RMB1,400 million, RMB1,500 million and RMB1,600 million in 2008, 2009 and 2010, respectively, while the payments payable by us to CMCC and its subsidiaries under the 2008-2010 Telecommunications Services Agreement for the same periods did not exceed RMB4,350 million, RMB4,500 million and RMB4,400 million, respectively. The 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement expired on December 31, 2010.

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

The amount of the aggregate annual rental and property management service charges payable by us to CMCC and its subsidiaries under the 2011-2013 Property Leasing Agreement in 2011, 2012 and 2013 is not expected to exceed RMB1,000 million. The rental and property management service charges paid by us to CMCC and its subsidiaries in 2011 did not exceed RMB1,000 million. For the 2011-2013 Telecommunications Services Agreement, the charges payable by us to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement are expected not to exceed RMB2,000 million, RMB2,500 million and RMB3,000 million in 2011, 2012 and 2013, respectively, while the aggregate annual amount payable by CMCC and its subsidiaries to us in 2011, 2012 and 2013 is not expected to exceed RMB2,400 million. The charges paid by us to CMCC and its subsidiaries in 2011 under the 2011-2013 Telecommunications Services Agreement did not exceed RMB2,000 million. The charges payable by CMCC and its subsidiaries to us in 2011 under the 2011-2013 Telecommunications Services Agreement did not exceed RMB2,400 million. The transactions contemplated under the 2011-2013 Property Leasing Agreement and the 2011–2013 Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

In 2011, no consideration was paid from us to CMCC or from CMCC to us under the 2008 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our level of profitability in 2011 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK$1.747 per share for the financial year ended December 31, 2011 in accordance with our dividend payout ratio of 43% planned for the full financial year of 2011. This, together with the interim dividend of HK$1.580 per share paid in 2011, amounted to an aggregate dividend payment of HK$3.327 per share for the full financial year of 2011.

In 2012, having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and the need of our future sustainable development, we plan that our dividend payout ratio for the full year of 2012 will be 43%.

Our board of directors believes that our good profitability and strong cash flow generating capabilities will continue to support our future sustainable development, while providing our shareholders with a favorable return.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs each representing twenty ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol “CHL”. Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2011 and March 31, 2012, there were 20,072,065,571 and 20,082,756,201, respectively, of our ordinary shares issued and outstanding. As of December 31, 2011 and March 31, 2012, there were, respectively, 501 and 506 registered holders of American depositary receipts evidencing 95,096,893 and 104,677,909 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low

2007	158.90	64.70	103.69	41.85
2008	136.60	53.80	89.30	34.83
2009	91.55	63.00	58.54	40.75

2010
First Quarter	79.40	72.35	50.54	46.87
Second Quarter	80.65	71.95	52.07	46.27
Third Quarter	84.30	76.50	54.40	48.57
Fourth Quarter	83.45	76.05	53.71	49.06

2011
First Quarter	78.85	69.20	50.44	44.83
Second Quarter	73.95	68.15	47.65	43.77
Third Quarter	80.90	69.20	51.70	44.82
Fourth Quarter	76.60	72.60	49.80	46.36
October	76.30	73.05	49.80	46.70
November	76.60	74.00	49.67	47.46
December	76.05	72.60	49.30	46.36

2012
January	79.30	75.05	51.08	48.62
February	82.85	77.65	53.01	50.43
March	87.45	79.70	56.08	51.64
First Quarter	87.45	75.05	56.08	48.62
April (through April 24)	87.45	83.35	56.00	53.39

We may conduct in the future a public offering and listing of our shares in Mainland China. We have not set a specific timetable or decided on any specific form for an offering in Mainland China. We believe that an offering and listing of our shares in Mainland China would provide us with better access to the capital markets in Mainland China and enable our customers in Mainland China to have an opportunity to become our shareholders. A decision to proceed with such an offering, as well as the precise timing of such an offering, would depend on a number of factors, including relevant regulatory developments and market conditions.

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

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

If you own shares or ADSs during any year that we are a PFIC, you may be required to file Internal Revenue Service Form 8621.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2011.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2011, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2011		As of December 31, 2010
	2012	2013	2014	2015	2016	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	—	—	—	4,984	4,984	4,845	9,963	10,038
Average interest rate	—	—	—	—	—	4.50%	4.50%	—	4.25%	—
Deferred consideration payable	—	—	—	—	—	23,633	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	—	0.61%	1.19%	—	2.22%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of pledged bank deposits, deposits with banks and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2011		As of December 31, 2010
	2012	2013	2014	2015	2016	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Pledged bank deposits:
in Hong Kong dollars	32	—	122	—	—	—	154	154	162	162
Deposits with banks:
in U.S. dollars	327	—	—	—	—	—	327	327	269	269
in Hong Kong dollars	1,558	—	—	—	—	—	1,558	1,558	225	225
Cash and cash equivalents:
in U.S. dollars	424	—	—	—	—	—	424	424	369	369
in Hong Kong dollars	1,467	—	—	—	—	—	1,467	1,467	2,987	2,987

Item 12.	Description of Securities Other than Equity Securities.

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

	ADR holders must pay:		For:
•	US$5 (or less) per 100 ADSs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property
		•	Each cancellation of an ADR, including if the deposit agreement terminates

	ADR holders must pay:		For:

		•	Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for purpose of calculating fees
•	US$0.02 (or less) per ADS	•	Any cash distribution (not including cash dividend distribution)
•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares
•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2011 was US$161,756.59, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived for the year ended December 31, 2011 was US$135,026.17.

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

As of December 31, 2011, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

Management of China Mobile Limited (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As of December 31, 2011, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 15, 2012.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Mobile Limited and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of China Mobile Limited and its subsidiaries based on our audit.

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

In our opinion, China Mobile Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the three-year period ended December 31, 2011 and our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 15, 2012

Changes in Internal Control Over Financial Reporting. During 2011, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2010 and 2011:

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	RMB	RMB	RMB	RMB
2010	83,000,000	—	1,000,000	11,000,000
2011	84,000,000	—	600,000	11,000,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002, risk assessment and other information technology-related advisory services provided to us.

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least three members of our board of directors be independent as determined under the Hong Kong Listing Rules. We currently have three independent directors out of a total of ten directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of China Mobile Limited and its subsidiaries as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of China Mobile Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

March 15, 2012

Consolidated statements of comprehensive income

For the years ended December 31

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million

Operating revenue (Turnover)	3

Voice services		364,189	343,985	327,283
Data services		139,330	120,768	106,105
Others		24,480	20,478	18,715

		527,999	485,231	452,103

Operating expenses

Leased lines		5,188	3,897	3,006
Interconnection		23,533	21,886	21,847
Depreciation	13	97,113	86,230	80,179
Personnel	4	28,672	24,524	21,480
Selling expenses		96,830	90,590	80,043
Other operating expenses	5	125,364	107,350	98,540

		376,700	334,477	305,095

Profit from operations		151,299	150,754	147,008

Other net income	6	2,559	2,336	1,780

Non-operating net income	7	571	685	359

Interest income		8,413	5,658	5,940

Finance costs	8	(565)	(902)	(1,243)

Share of profit of associates		4,306	558	—

Share of loss of jointly controlled entity	19	(1)	(18)	(8)

Profit before taxation		166,582	159,071	153,836

Taxation	11(a)	(40,603)	(39,047)	(38,413)

PROFIT FOR THE YEAR		125,979	120,024	115,423

Other comprehensive income for the year

Exchange differences on translation of financial statements of overseas entities		(311)	(135)	42
Share of other comprehensive income of associates		(229)	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		125,439	119,889	115,465

Consolidated statements of comprehensive income

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Note	2011		2010		2009
		RMB million		RMB million		RMB million

Profit attributable to:

Equity shareholders of the Company			125,870		119,640		115,166
Non-controlling interests			109		384		257

PROFIT FOR THE YEAR			125,979		120,024		115,423

Total comprehensive income attributable to:

Equity shareholders of the Company			125,332		119,505		115,208
Non-controlling interests			107		384		257

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			125,439		119,889		115,465

Earnings per share – Basic	12(a)	RMB	6.27	RMB	5.96	RMB	5.74

Earnings per share – Diluted	12(b)	RMB	6.20	RMB	5.89	RMB	5.67

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Consolidated balance sheets

As at December 31

(Expressed in Renminbi)

	Note	As at December 31, 2011	As at December 31, 2010
		RMB million	RMB million

Non-current assets

Property, plant and equipment	13	408,165	385,296
Construction in progress	14	56,235	54,868
Land lease prepayments		12,798	12,040
Goodwill	15	36,894	36,894
Other intangible assets	16	818	813
Interest in associates	18	43,794	40,175
Interest in jointly controlled entity	19	7	8
Deferred tax assets	20	10,913	9,720
Pledged bank deposits	21	122	162
Other financial assets	22	127	127

		569,873	540,103

Current assets

Inventories	23	7,944	4,249
Accounts receivable	24	9,165	7,632
Other receivables	25	19,483	7,026
Prepayments and other current assets	25	12,854	10,151
Amount due from ultimate holding company	26	170	293
Tax recoverable	11(c)	91	135
Pledged bank deposits	21	32	—
Deposits with banks		246,687	204,803
Cash and cash equivalents	27	86,259	87,543

		382,685	321,832

Consolidated balance sheets

As at December 31 (continued)

(Expressed in Renminbi)

	Note	As at December 31, 2011	As at December 31, 2010
		RMB million	RMB million

Current liabilities

Accounts payable	28	116,266	111,646
Bills payable		1,616	502
Deferred revenue	29	51,753	43,489
Accrued expenses and other payables	31	92,362	85,716
Amount due to ultimate holding company	26	285	15
Amount due to immediate holding company	26	33	35
Interest-bearing borrowings	30(a)	—	4,981
Obligations under finance leases	32	68	68
Current taxation	11(c)	10,861	9,178

		273,244	255,630

Net current assets		109,441	66,202

Total assets less current liabilities carried forward		679,314	606,305

Consolidated balance sheets

As at December 31 (continued)

(Expressed in Renminbi)

	Note	As at December 31, 2011	As at December 31, 2010
		RMB million	RMB million

Total assets less current liabilities brought forward		679,314	606,305

Non-current liabilities

Interest-bearing borrowings	30	(28,617)	(28,615)
Deferred revenue, excluding current portion	29	(261)	(248)
Deferred tax liabilities	20	(17)	(39)

		(28,895)	(28,902)

NET ASSETS		650,419	577,403

CAPITAL AND RESERVES

Share capital		2,140	2,139
Reserves		646,924	574,018

Total equity attributable to equity shareholders of the Company		649,064	576,157

Non-controlling interests		1,355	1,246

TOTAL EQUITY		650,419	577,403

Approved and authorized for issue by the Board of Directors on March 15, 2012.

Li Yue

Director

Xue Taohai

Director

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Consolidated statements of changes in equity

For the years ended December 31

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share Capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2009	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

Changes in equity for 2009:
Profit for the year	—	—	—	—	—	—	115,166	115,166	257	115,423
Other comprehensive income	—	—	—	—	42	—	—	42	—	42

Total comprehensive income for the year	—	—	—	—	42	—	115,166	115,208	257	115,465

Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(23,791)	(23,791)	—	(23,791)
Shares issued under share option scheme	1	138	(7)	—	—	—	—	132	—	132
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	23,077	(23,077)	—	—	—

As at December 31, 2009	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Consolidated statements of changes in equity

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share Capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2010	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634

Changes in equity for 2010:
Profit for the year	—	—	—	—	—	—	119,640	119,640	384	120,024
Other comprehensive income	—	—	—	—	(135)	—	—	(135)	—	(135)

Total comprehensive income for the year	—	—	—	—	(135)	—	119,640	119,505	384	119,889

Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(25,651)	(25,651)	—	(25,651)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(24,550)	(24,550)	(24)	(24,574)
Shares issued under share option scheme	—	101	(8)	—	—	—	—	93	—	93
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	24,260	(24,248)	12	—	12

As at December 31, 2010	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Consolidated statements of changes in equity

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403

Changes in equity for 2011:
Profit for the year	—	—	—	—	—	—	125,870	125,870	109	125,979
Other comprehensive income	—	—	(229)	—	(309)	—	—	(538)	(2)	(540)

Total comprehensive income for the year	—	—	(229)	—	(309)	—	125,870	125,332	107	125,439

Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(26,718)	(26,718)	—	(26,718)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(25,857)	(25,857)	—	(25,857)
Shares issued under share option scheme (note 35(b)(ii))	1	153	(18)	—	—	—	—	136	—	136
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	25,058	(25,044)	14	—	14
Partial disposal of a subsidiary	—	—	—	—	—	—	—	—	2	2

As at December 31, 2011	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Consolidated cash flow statements

For the years ended December 31

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million

Operating activities

Profit before taxation		166,582	159,071	153,836
Adjustments for:
- Depreciation of property, plant and equipment	13	97,113	86,230	80,179
- Amortization of other intangible assets	5	54	62	56
- Amortization of land lease prepayments		325	298	261
- Loss on disposal of property, plant and equipment	5	3	—	11
- Write-off of property, plant and equipment	5	5,853	2,763	4,493
- Impairment loss of doubtful accounts	5	3,548	4,019	4,503
- Impairment loss of inventories	5	87	55	16
- Interest income		(8,413)	(5,658)	(5,940)
- Finance costs	8	565	902	1,243
- Dividend income from unlisted securities	7	(13)	(17)	(18)
- Share of profit of associates		(4,306)	(558)	—
- Share of loss of jointly controlled entity	19	1	18	8
- Unrealized exchange loss/(gain), net	7	9	6	(3)

Operating cashflow before changes in working capital		261,408	247,191	238,645
Increase in inventories		(3,492)	(457)	(369)
Increase in accounts receivable		(4,865)	(5,232)	(3,945)
(Increase)/decrease in other receivables		(258)	170	127
Increase in prepayments and other current assets		(2,613)	(1,087)	(1,423)
Decrease/(increase) in amount due from ultimate holding company		123	(268)	84
Increase in accounts payable		651	5,704	2,598
Increase/(decrease) in bills payable		614	(1)	25
Increase in deferred revenue		8,277	7,847	2,376
Increase in accrued expenses and other payables		6,719	16,369	11,946
Increase/(decrease) in amount due to ultimate holding company		270	11	(2)

Cash generated from operations		266,834	270,247	250,062

Tax paid
- Hong Kong profits tax paid		(134)	(99)	(80)
- PRC enterprise income tax paid		(39,944)	(38,769)	(42,859)

Net cash generated from operating activities carried forward		226,756	231,379	207,123

Consolidated cash flow statements

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Note	2011	2010	2009
		RMB million	RMB million	RMB million

Net cash generated from operating activities brought forward		226,756	231,379	207,123

Investing activities

Capital expenditure		(123,331)	(113,203)	(115,314)
Land lease prepayments		(1,083)	(1,135)	(1,361)
Acquisition of other intangible assets		(85)	(162)	(484)
Proceeds from disposal of property, plant and equipment		123	12	13
Increase in deposits with banks		(41,884)	(19,190)	(54,780)
Increase in pledged bank deposits		—	(162)	—
Trust loan granted		(14,000)	(2,700)	—
Cash receipt from repayment of trust loan		2,700	—	—
Interest received		7,593	4,588	5,988
Acquisition of investment in an associate		—	(39,617)	—
Acquisition of investment in a jointly controlled entity		—	(20)	(7)
Proceeds from acquisition of a subsidiary (net of cash and cash equivalents acquired)		140	—	—
Dividends received from an associate		458	—	—
Dividends received from unlisted securities		13	17	18

Net cash used in investing activities		(169,356)	(171,572)	(165,927)

Financing activities

Proceeds from issuance of shares under share option scheme	35(b)(ii)	136	93	132
Interest paid		(651)	(919)	(1,292)
Dividends paid to the Company’s equity shareholders	35(a)	(52,575)	(50,201)	(48,614)
Dividends paid to non-controlling interests		—	(24)	—
Repayments of bonds and other loans		(5,330)	—	—

Net cash used in financing activities		(58,420)	(51,051)	(49,774)

Net (decrease)/increase in cash and cash equivalents		(1,020)	8,756	(8,578)

Cash and cash equivalents at beginning of year		87,543	78,894	87,426

Effect of changes in foreign exchange rate		(264)	(107)	46

Cash and cash equivalents at end of year	27	86,259	87,543	78,894

Significant non-cash transactions

The Group recorded payables of RMB60,357,000,000 (2010: RMB61,457,000,000; 2009: RMB52,427,000,000) and RMB835,000,000 (2010: RMB451,000,000; 2009: RMB591,000,000) to equipment suppliers and banks respectively as at December 31, 2011 for additions of construction in progress during the year then ended.

The notes on pages F-13 to F-71 form part of these consolidated financial statements.

Notes to consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements were authorized for issuance on March 15, 2012. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

(b)	Basis of preparation of the financial statements

The consolidated financial statements comprise the Group, the Group’s interest in associates and a jointly controlled entity.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 42.

(c)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

1	Significant accounting policies (continued)

(c)	Subsidiaries and non-controlling interests (continued)

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

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

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method.

1	Significant accounting policies (continued)

(d)	Associates and jointly controlled entities (continued)

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see notes 1(j)). The Group’s share of the post-acquisition, post-tax results of the investee and any impairment losses for the year are recognized as share of profit or loss in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as other comprehensive income in the consolidated statements of comprehensive income.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

1	Significant accounting policies (continued)

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheets at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(g)	Other investments in equity securities

The Group’s accounting policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheets at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

(h)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheets at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

1	Significant accounting policies (continued)

(h)	Property, plant and equipment (continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years
Office equipment, furniture and fixtures and others	3 - 10 years

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

1	Significant accounting policies (continued)

(i)	Leased assets (continued)

(iii)	Operating lease charges

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

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

If any such evidence exists, impairment loss is determined and recognized as follows:

•

For investments in associates and jointly controlled entities recognized using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and receivables (continued)

•

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed (see note 1(j)(ii)).

•

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

1	Significant accounting policies (continued)

(j)	Impairment of assets (continued)

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

(m)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less allowance for impairment loss (see note 1(j)).

1	Significant accounting policies (continued)

(n)	Deferred revenue

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

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	revenue derived from voice and data services are recognized when the service is rendered;

(ii)	revenue from prepaid services is recognized when the mobile telecommunications services are delivered based upon actual usage by customers;

(iii)	sales of SIM cards and terminals are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

1	Significant accounting policies (continued)

(r)	Revenue recognition (continued)

(iv)	interest income is recognized as it accrues using the effective interest method; and

(v)	revenue from a fixed price contract is recognized using the percentage of completion method.

(s)	Income tax

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

1	Significant accounting policies (continued)

(s)	Income tax (continued)

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

1	Significant accounting policies (continued)

(u)	Employee benefits

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

1	Significant accounting policies (continued)

(u)	Employee benefits (continued)

(iii)	Termination benefits

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

1	Significant accounting policies (continued)

(w)	Translation of foreign currencies (continued)

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

(x)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

1	Significant accounting policies (continued)

(y)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

2	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after January 1, 2011.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 43).

The impacts of the developments are discussed below:

•

IAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous periods. IAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

Improvements to IFRSs (2010) omnibus standard introduce a number of amendments to the disclosure requirements in IFRS 7, Financial instruments: Disclosures. The disclosures about the Group’s financial instruments have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

3	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and in Hong Kong.

During the year, following a review of the presentation of the components of revenue, the Group re-categorized the presentation of revenue in the consolidated statements of comprehensive income. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue mainly includes revenue derived from voice usage services (including usage fees and monthly fee) and from voice value-added services which were categorized in value-added services in prior years’ presentation. Data services revenue includes revenue derived from short message services (“SMS”) and multimedia message services (“MMS”), wireless data traffic, and applications and information services. Other operating revenue mainly includes interconnection revenue.

This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any of the periods presented. The comparative figures have been reclassified to conform to current year’s presentation.

4	Personnel

	2011	2010	2009
	RMB million	RMB million	RMB million

Salaries, wages and other benefits	25,498	22,039	19,316
Retirement costs: contributions to defined contribution retirement plans	3,174	2,485	2,164

	28,672	24,524	21,480

5	Other operating expenses

	2011	2010	2009
	RMB million	RMB million	RMB million

Maintenance	35,096	31,390	28,109
Impairment loss of doubtful accounts	3,548	4,019	4,503
Impairment loss of inventories	87	55	16
Amortization of other intangible assets	54	62	56
Operating lease charges
- land and buildings	8,150	7,208	6,449
- others (Note 1)	3,085	2,631	2,302
Loss on disposal of property, plant and equipment	3	—	11
Write-off of property, plant and equipment	5,853	2,763	4,493
Auditors’ remuneration
- audit services (Note 2)	84	83	80
- tax services (Note 3)	1	1	—
- other services (Note 4)	11	11	9
Others (Note 5)	69,392	59,127	52,512

	125,364	107,350	98,540

5	Other operating expenses (continued)

Notes:

(1)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(2)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB19,000,000 (2010: RMB19,000,000; 2009: RMB19,000,000).
(3)	Tax services include tax compliance services for the Group of RMB600,000 (2010: RMB1,000,000; 2009: RMB72,000).
(4)	Other services include SOX 404 advisory services, risk assessment and other IT related advisory services.
(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

6	Other net income

	(4,926)	(4,926)	(4,926)
	2011	2010	2009
	RMB million	RMB million	RMB million

Sales of SIM cards and terminals	6,020	5,451	7,754
Cost of SIM cards and terminals	(4,926)	(4,361)	(5,974)
Others	1,465	1,246	—

	2,559	2,336	1,780

7	Non-operating net income

	(4,926)	(4,926)	(4,926)
	2011	2010	2009
	RMB million	RMB million	RMB million

Exchange (loss)/gain	(9)	(6)	3
Penalty income	257	257	265
Dividend income from unlisted securities	13	17	18
Others	310	417	73

	571	685	359

8	Finance costs

	2011	2010	2009
	RMB million	RMB million	RMB million

Interest on bank loans and other borrowings repayable within five years	7	—	—
Interest on bank loans and other borrowings repayable after five years	220	431	777
Interest on bonds	338	471	466

	565	902	1,243

9	Directors’ remuneration

Directors’ remuneration is as follows:

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2011 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

WANG Jianzhou	180	1,172	616	287	2,255
XI Guohua*	78	462	244	115	899
LI Yue	180	1,067	560	261	2,068
LU Xiangdong**	180	960	504	236	1,880
XUE Taohai	180	960	504	236	1,880
HUANG Wenlin	180	960	504	236	1,880
SHA Yuejia	180	960	504	235	1,879
LIU Aili	180	960	504	235	1,879
XIN Fanfei	180	960	504	229	1,873
XU Long	180	950	504	232	1,866

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

	3,083	9,411	4,948	2,302	19,744

*	Mr. XI Guohua was appointed as an executive director and the vice chairman of the Company with effect from July 26, 2011.
**	Mr. LU Xiangdong resigned from the position as an executive director and a vice president of the Company with effect from March 15, 2012.

9	Directors’ remuneration (continued)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2010 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang (removed on January 7, 2010)	3	16	—	3	22
LI Yue	180	1,005	600	245	2,030
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

Non-executive director

Nicholas Jonathan READ (resigned with effect from September 22, 2010)	131	—	—	—	131

	3,139	8,903	5,040	2,163	19,245

10	Individuals with highest emoluments

For the years ended December 31, 2010 and 2011, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	Taxation

(a)	Taxation in the consolidated statements of comprehensive income represents:

	2011	2010	2009
	RMB million	RMB million	RMB million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	112	123	91
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	41,693	39,726	39,666

	41,805	39,849	39,757

Deferred tax

Origination and reversal of temporary differences (note 20)	(1,202)	(802)	(1,344)

	40,603	39,047	38,413

11	Taxation (continued)

(a)	Taxation in the consolidated statements of comprehensive income represents: (continued)

(i)	The provision of Hong Kong profits tax is calculated at 16.5% (2010 and 2009: 16.5%) of the estimated assessable profits for the year ended December 31, 2011.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2011, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate were 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively. Deferred taxes are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2011	2010	2009
	RMB million	RMB million	RMB million

Profit before taxation	166,582	159,071	153,836

Notional tax on profit before tax, calculated at PRC’s statutory tax rate of 25% (note)	41,645	39,768	38,459
Tax effect of non-taxable items
- Share of profit of associates	(1,076)	(139)	—
- Interest income	(8)	(3)	(2)
Tax effect of non-deductible expenses on the PRC operations	736	562	699
Tax effect of non-deductible expenses on Hong Kong operations	66	111	155
Rate differential on the PRC operations	(198)	(561)	(470)
Rate differential on Hong Kong operations	(16)	1	35
Tax credit on purchase of domestic telecommunications equipment	(171)	(352)	(527)
Others	(375)	(340)	64

Taxation	40,603	39,047	38,413

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

(c)	Current taxation in the consolidated balance sheets represents:

	2011	2010	2009
	RMB million	RMB million	RMB million

Provision for the PRC enterprise income tax for the year	41,693	39,726	39,666
Provision for Hong Kong profits tax for the year	112	123	91
Balance of the PRC enterprise income tax recoverable relating to prior year	(135)	(17)	(39)
The PRC enterprise income tax paid for the year	(30,830)	(30,730)	(31,605)
Hong Kong profits tax paid for the year	(70)	(59)	(51)

Balance as at December 31	10,770	9,043	8,062
Add: Tax recoverable	91	135	17

Tax payable	10,861	9,178	8,079

12	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000; 2009: RMB115,166,000,000) and the weighted average number of 20,068,193,892 shares (2010: 20,062,910,111 shares; 2009:20,057,674,088 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2011 Number of shares	2010 Number of shares	2009 Number of shares

Issued shares as at January 1	20,065,423,246	20,060,853,651	20,054,379,231
Effect of share options exercised	2,770,646	2,056,460	3,294,857

Weighted average number of shares as at December 31	20,068,193,892	20,062,910,111	20,057,674,088

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000; 2009: RMB115,166,000,000) and the weighted average number of 20,315,252,412 shares (2010: 20,321,332,465 shares; 2009: 20,312,459,133 shares), calculated as follows:

Weighted average number of shares (diluted)

	2011 Number of shares	2010 Number of shares	2009 Number of shares

Weighted average number of shares as at December 31	20,068,193,892	20,062,910,111	20,057,674,088
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	247,058,520	258,422,354	254,785,045

Weighted average number of shares (diluted) as at December 31	20,315,252,412	20,321,332,465	20,312,459,133

13	Property, plant and equipment

		Tele-
		communications
		transceivers,
		switching
		centers,	Office
		transmission	equipments,
		and other	furniture
		network	and fixtures
	Buildings	equipment	and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
As at January 1, 2010	73,506	612,012	24,749	710,267
Additions	571	1,231	1,071	2,873
Transferred from construction in progress	11,742	95,876	3,756	111,374
Disposals	(2)	(43)	(37)	(82)
Assets written-off	(254)	(19,294)	(1,596)	(21,144)
Exchange differences	(1)	(80)	(3)	(84)

As at December 31, 2010	85,562	689,702	27,940	803,204

As at January 1, 2011	85,562	689,702	27,940	803,204
Additions from an acquisition of a subsidiary	—	—	8	8
Additions	787	1,427	1,273	3,487
Transferred from construction in progress	10,176	111,203	1,112	122,491
Reclassification	—	10,915	(10,915)	—
Disposals	—	(398)	(22)	(420)
Assets written-off	(242)	(53,198)	(1,121)	(54,561)
Exchange differences	(1)	(115)	(5)	(121)

As at December 31, 2011	96,282	759,536	18,270	874,088

Accumulated depreciation:
As at January 1, 2010	15,206	322,169	12,817	350,192
Charge for the year	4,345	78,225	3,660	86,230
Written back on disposals	—	(40)	(30)	(70)
Assets written-off	(236)	(16,666)	(1,479)	(18,381)
Exchange differences	—	(61)	(2)	(63)

As at December 31, 2010	19,315	383,627	14,966	417,908

As at January 1, 2011	19,315	383,627	14,966	417,908
Reclassification	—	5,422	(5,422)	—
Charge for the year	4,140	90,142	2,831	97,113
Written back on disposals	—	(284)	(10)	(294)
Assets written-off	(171)	(47,516)	(1,021)	(48,708)
Exchange differences	—	(93)	(3)	(96)

As at December 31, 2011	23,284	431,298	11,341	465,923

Net book value:
As at December 31, 2011	72,998	328,238	6,929	408,165

As at December 31, 2010	66,247	306,075	12,974	385,296

13	Property, plant and equipment (continued)

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets were RMB5,853,000,000 in 2011 (2010: RMB2,763,000,000, 2009: RMB4,493,000,000). These assets were disposed of for scrap value, which was close to nil.

During the year, as a result of a review on the assets categorization, certain types of equipments were re-categorized from office equipments to other network equipment, with no change of estimated useful life.

14	Construction in progress

	2011	2010
	RMB million	RMB million

Balance as at January 1	54,868	46,094
Additions	123,858	120,148
Transferred to property, plant and equipment	(122,491)	(111,374)

Balance as at December 31	56,235	54,868

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at December 31, 2011.

15	Goodwill

	2011	2010
	RMB million	RMB million

Cost and carrying amount:
As at January 1 and December 31	36,894	36,894

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

15	Goodwill (continued)

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending December 31, 2016 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2010: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

16	Other intangible assets

	Brand name	Customer base	License and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
As at January 1, 2010	184	516	901	1,601
Additions	—	—	162	162
Exchange differences	—	—	(23)	(23)

As at December 31, 2010	184	516	1,040	1,740

As at January 1, 2011	184	516	1,040	1,740
Additions	—	—	85	85
Exchange differences	—	—	(39)	(39)

As at December 31, 2011	184	516	1,086	1,786

Accumulated amortization:
As at January 1, 2010	—	516	358	874
Amortization for the year	—	—	62	62
Exchange differences	—	—	(9)	(9)

As at December 31, 2010	—	516	411	927

As at January 1, 2011	—	516	411	927
Amortization for the year	—	—	54	54
Exchange differences	—	—	(13)	(13)

As at December 31, 2011	—	516	452	968

Net book value:
As at December 31, 2011	184	—	634	818

As at December 31, 2010	184	—	629	813

The amortization charge for the year is included in “other operating expenses” in the consolidated statements of the comprehensive income.

17	Principal subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary

China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)*	PRC	RMB5,594,840,700	—	100%	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd. *	PRC	RMB2,117,790,000	—	100%	Mobile telecommunications operator

Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator

Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator

Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Henan Co., Ltd. *	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator

Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator

Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Beijing Co., Ltd. *	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator

Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator

Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Tianjin Co., Ltd. *	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator

Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hebei Co., Ltd. *	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator

17	Principal subsidiaries (continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary

Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator

Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator

Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator

Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Anhui Co., Ltd. *	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator

Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jiangxi Co., Ltd. *	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator

Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator

Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Sichuan Co., Ltd. *	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator

Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hubei Co., Ltd. *	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator

Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator

Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator

17	Principal subsidiaries (continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary

Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator

Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator

Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Jilin Co., Ltd. *	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator

Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator

Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator

Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator

Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator

Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator

Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator

Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

17	Principal subsidiaries (continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary

China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator

Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Xinjiang Co., Ltd. *	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator

Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Group Design Institute Co., Ltd. *	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd. ***	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Holding Company Limited***	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited***	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited***#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network(Shenzhen) Limited***#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited***#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

17	Principal subsidiaries (continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$356,947,689	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	1 share at HK$1	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Terminal Co., Ltd (formerly “China Topssion Communication Co., Ltd.”) (Note 1)	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and selling

*	The Group underwent an intra-group restructuring in 2011 in order to improve the management and operational efficiency. Pursuant to the restructuring plan, the Company or the immediate holding BVI company of provincial operating company transferred its 100% of equity interests of the provincial operating company to China Mobile Communication Co., Ltd., a wholly owned subsidiary of the Company. As at December 31, 2011, the restructuring was completed. Those immediate holding BVI companies are now in the process of liquidation.
**	Company registered as a sino-foreign equity joint venture in the PRC.
***	Companies registered as wholly-foreign owned enterprises in the PRC.
#	Effective interest held by the Group is 66.41%.
Note 1:	The Group acquired China Topssion Communication Co., Ltd. (“Topssion”) from China Mobile Communications Corporation (“CMCC”), the ultimate holding company, and other third parties for a total consideration of RMB237,070,000. Topssion is primarily engaged in the business of sales of mobile handsets and other communication devices.

18	Interest in associates

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Share of net assets of associates	43,794	40,175

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity

Non-listed company
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Listed company
Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	20%	Provision of banking services

All the above investments in associates are owned by Guangdong Mobile, the Company’s wholly-owned subsidiary.

The carrying amounts of Group’s share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at December 31 2010 and 2011.

As at December 31 2011, the interests in associates include the investment in SPD Bank, which is a listed company on The Shanghai Stock Exchange, the PRC. In 2010, the Company, through Guangdong Mobile, acquired 20% of the total issued share capital in SPD Bank for a total consideration and direct costs of RMB39,617,000,000. The acquisition was completed in October 2010.

Up to the date of these financial statements released, SPD Bank has not yet announced its audited annual results for the year ended December 31, 2011. The Group has recognized its share of SPD Bank’s comprehensive income for the year ended December 31, 2011 based on the unaudited financial information which was publicly released by SPD Bank.

Summary financial information on SPD Bank:

	Assets	Liabilities	Revenue	Profit after tax
	RMB million	RMB million	RMB million	RMB million

2011
100%	2,690,300	2,540,700	67,497	27,236

Group’s effective interest (20%)	538,060	508,140	13,499	5,447

18	Interest in associates (continued)

The fair value of the interest in SPD Bank is disclosed in Note 37(e). The management has determined that there was no impairment of the Group’s interest in SPD Bank for the years ended December 31 2010 and December 31 2011.

19	Interest in jointly controlled entity

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Share of net assets	7	8

Details of the Group’s interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group	Principal activity

JIL B.V.	The Netherlands	25%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and two other shareholders in 2008, and commenced its operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. At the end of 2011, each of the four shareholders, including the Company, has contributed US$5,000,000 (equivalent to RMB34,000,000) to JIL B.V. in accordance with the shareholders agreement.

JIL B.V. is considered a jointly controlled entity since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. The Company and the other shareholders share joint control over the major economic activities of JIL B.V..

As at and for the year ended December 31, 2011, the Group’s share of the JIL B.V.’s current assets, non-current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB7,000,000 (2010: RMB19,000,000), RMB1,000,000 (2010: RMB1,000,000), RMB1,000,000 (2010: RMB12,000,000), RMB7,000,000 (2010: RMB8,000,000) and RMB1,000,000 (2010: RMB18,000,000), respectively.

20	Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheets and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2011

	As at January 1, 2011	Acquisition of a subsidiary	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2011
	RMB million	RMB million	RMB million	RMB million	RMB million

Deferred tax assets arising from:

Provision for obsolete inventories	12	5	8	—	25
Write-off of certain network equipment and related assets	1,235	—	147	—	1,382
Provision for certain operating expenses	5,147	3	560	—	5,710
Deferred revenue from customer point reward program	2,114	—	531	—	2,645
Impairment loss for doubtful accounts	1,212	4	(65)	—	1,151

	9,720	12	1,181	—	10,913

Deferred tax liabilities arising from:

Capitalized interest	(4)	—	3	—	(1)
Depreciation allowance in excess of related depreciation	(35)	—	18	1	(16)

	(39)	—	21	1	(17)

Total	9,681	12	1,202	1	10,896

20	Deferred tax assets and liabilities (continued)

Deferred tax assets and liabilities recognized and the movements during 2010

	As at January 1, 2010	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2010
	RMB million	RMB million	RMB million	RMB million

Deferred tax assets arising from:

Provision for obsolete inventories	6	6	—	12
Write-off of certain network equipment and related assets	1,515	(280)	—	1,235
Provision for certain operating expenses	3,935	1,212	—	5,147
Deferred revenue from customer point reward program	1,520	594	—	2,114
Impairment loss for doubtful accounts	1,963	(751)	—	1,212

	8,939	781	—	9,720

Deferred tax liabilities arising from:

Capitalized interest	(7)	3	—	(4)
Depreciation allowance in excess of related depreciation	(54)	18	1	(35)

	(61)	21	1	(39)

Total	8,878	802	1	9,681

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Deferred tax assets recognized in the consolidated balance sheets	10,913	9,720
Deferred tax liabilities recognized in the consolidated balance sheets	(17)	(39)

Balance as at December 31	10,896	9,681

21	Pledged bank deposits

The pledged deposit classified in non-current assets of HK$150,000,000 (equivalent to RMB122,000,000) matures in 2014 and is related to a performance bond issued by a bank in favour of the Telecommunications Authority of Hong Kong in order to secure CMHK’s due performance of network coverage for the application of the next generation mobile services technology license.

Other pledged deposit classified in current assets of HK$40,000,000 (equivalent to RMB32,000,000) matures in 2012 and is related to a performance bond issued by a bank in favor of the Telecommunications Authority of Hong Kong in order to secure CMHK’s due performance of network coverage for the application of Mobile TV license.

22	Other financial assets

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Investment in unlisted equity securities in the PRC, at cost	127	127

23	Inventories

Inventories primarily comprise SIM cards, terminals and other consumables.

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

SIM cards and terminals	5,445	2,144
Other consumables	2,499	2,105

	7,944	4,249

24	Accounts receivable

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Within 30 days	5,979	5,295
31 - 60 days	1,447	1,317
61 - 90 days	732	639
Over 90 days	1,007	381

	9,165	7,632

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be used. The increase of accounts receivable over 90 days is mainly due to receivables arising from overseas telecommunications operators within normal settlement period.

Accounts receivable are expected to be recovered within one year.

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses of doubtful accounts:

	2011	2010	2009
	RMB million	RMB million	RMB million

Balance as at January 1	4,851	6,095	4,548
Impairment loss recognized	3,683	4,005	4,514
Accounts receivable written off	(4,133)	(5,248)	(2,967)
Exchange differences	(1)	(1)	—

Balance as at December 31	4,400	4,851	6,095

24	Accounts receivable (continued)

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Neither past due nor impaired	8,672	6,869
Less than 1 month past due	493	763

	9,165	7,632

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

Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and trust loan receivables, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Trust loan receivables represent loans to other PRC state-owned entities arranged through a bank, bearing initial interest rate at 5.10% - 6.56% per annum, which will be adjusted in line with the increase of benchmark loan interest rate published by the People’s Bank of China (“PBOC”), and are recoverable within one year.

Prepayments and other current assets include primarily rental prepayment.

26	Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represented interest payable on the deferred consideration payable (see note 30(b)), which is expected to be settled within one year.

27	Cash and cash equivalents

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Deposits with banks within three months of original maturity	23,618	6,043
Cash at banks and in hand	62,641	81,500

	86,259	87,543

28	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable as is as follows:

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Due within 1 month or on demand	95,744	88,525
Due after 1 month but within 3 months	6,984	9,888
Due after 3 months but within 6 months	5,237	5,519
Due after 6 months but within 9 months	3,736	3,337
Due after 9 months but within 12 months	4,565	4,377

	116,266	111,646

All of the accounts payable are expected to be settled within one year or are repayable on demand.

29	Deferred revenue

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	2011	2010
	RMB million	RMB million

Balance as at January 1	43,737	35,890
-Current portion	43,489	35,573
-Non-current portion	248	317
Additions during the year	240,342	241,927
Recognized in the comprehensive income statements	(232,060)	(234,076)
Exchange differences	(5)	(4)

Balance as at December 31	52,014	43,737
Less: Current portion	(51,753)	(43,489)

Non-current portion	261	248

30	Interest-bearing borrowings

		As at December 31, 2011			As at December 31, 2010
	Note	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Bonds	30(a)	—	4,984	4,984	4,981	4,982	9,963
Deferred consideration payable	30(b)	—	23,633	23,633	—	23,633	23,633

		—	28,617	28,617	4,981	28,615	33,596

All of the above interest-bearing borrowings are unsecured, and the non-current portion is not expected to be settled within one year.

(a)	Bonds

As at December 31, 2011, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”) issued by Guangdong Mobile, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017. The ten-year guaranteed bonds with a principal amount of RMB5,000,000,000 issued by Guangdong Mobile on June 18, 2001, was fully repaid in June 2011.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the Fifteen-year Bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

30	Interest-bearing borrowings (continued)

(b)	Deferred consideration payable

As at December 31, 2011, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively. The balances are due on July 1, 2017 and July 1, 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2011 and 2010: 1.123% to 1.238% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

31	Accrued expenses and other payables

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million

Receipts-in-advance	56,015	49,571
Other payables	12,125	13,489
Accrued salaries, wages and benefits	5,376	4,797
Accrued expense	18,846	17,859

	92,362	85,716

32	Obligations under finance leases

The Group’s obligations under finance leases as at December 31 are as follows:

	As at December 31, 2011			As at December 31, 2010
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	68	3	71	68	3	71

33	Employee retirement benefits

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions, which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain Company’s subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans.

(b)	The Group also participates in the Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance with respect to employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

34	Equity settled share-based transactions

Pursuant to a resolution passed at the Annual General Meeting held on June 24, 2002, the current share option scheme (the “Current Scheme”) was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds an equity interest, to receive options to subscribe for shares of the Company. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

The Stock Exchange of Hong Kong Limited (the “HKEx”) requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

34	Equity settled share-based transactions (continued)

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

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments			Contractual
	2011	2010	Vesting conditions	life of options

Options granted to directors
- on July 3, 2002	7,000	7,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	744,175	744,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	4,885,500	5,685,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Options granted to other employees
- on July 3, 2002	25,361,299	29,997,239	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	117,742,235	118,704,584	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	267,147,939	267,391,975	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	416,363,148	423,005,473

34	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2011		2010
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$

As at January 1	30.59	423,005,473	30.51	427,575,068
Exercised	24.72	(6,642,325)	23.26	(4,569,595)

As at December 31	30.68	416,363,148	30.59	423,005,473

Option vested as at December 31	30.68	416,363,148	30.59	423,005,473

The weighted average share price at the date of exercise for shares options exercised during the year was HK$75.45 (2010: HK$79.63).

The options outstanding as at December 31, 2011 had exercise prices ranging from HK$22.75 to HK$34.87 (2010: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 3.4 years (2010: 4.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2010 and 2011.

35	Capital, reserves and dividends

(a)	Dividends

(i)	Dividends attributable to the year:

	2011	2010	2009
	RMB million	RMB million	RMB million

Ordinary interim dividend declared and paid of HK$1.580 (equivalent to approximately RMB1.314) (2010: HK$1.417 (equivalent to approximately RMB1.236); 2009: HK$1.346 (equivalent to approximately RMB1.187)) per share	25,857	24,550	23,791

Ordinary final dividend proposed after the balance sheet date of HK$1.747 (equivalent to approximately RMB1.416) (2010: HK$1.597 (equivalent to approximately RMB1.359); 2009: HK$1.458 (equivalent to approximately RMB1.284))per share	28,441	27,268	25,753

	54,298	51,818	49,544

35	Capital, reserves and dividends (continued)

(a)	Dividends (continued)

(i)	Dividends attributable to the year: (continued)

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81070, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 30, 2011. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at December 31, 2011.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2011	2010	2009
	RMB million	RMB million	RMB million

Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.597 (equivalent to approximately RMB1.359) (2010: HK$1.458 (equivalent to approximately RMB1.284); 2009: HK$1.404 (equivalent to approximately RMB1.238)) per share	26,718	25,651	24,823

(b)	Share capital

(i)	Authorized and issued share capital

	2011	2010
	HK$ million	HK$ million

Authorized:
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

	2011			2010
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ million	RMB million		HK$ million	RMB million

Issued and fully paid:
As at January 1	20,065,423,246	2,006	2,139	20,060,853,651	2,006	2,139
Shares issued under share option scheme (note 35(b)(ii))	6,642,325	1	1	4,569,595	—	—

As at December 31	20,072,065,571	2,007	2,140	20,065,423,246	2,006	2,139

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

35	Capital, reserves and dividends (continued)

(b)	Share capital (continued)

(ii)	Shares issued under share option scheme

During 2011, options were exercised to subscribe for 6,642,325 ordinary shares in the Company at a consideration of HK$164,230,000 (equivalent to RMB135,967,000) of which HK$664,000 (equivalent to RMB550,000) was credited to share capital and the balance of HK$163,566,000 (equivalent to RMB135,417,000) was credited to the share premium account. RMB18,000,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

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

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve. After the completion of the intra-group restructuring, as mentioned in note 17, all the provincial operating companies changed their legal registration from foreign investment enterprises to domestic enterprises.

In accordance with the Company Law of PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by each of the above subsidiaries to the statutory surplus reserve and discretionary surplus reserve each at 10% of their profit after taxation determined under PRC GAAP.

The statutory and discretionary surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

35	Capital, reserves and dividends (continued)

(c)	Nature and purpose of reserves (continued)

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheets) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheets and total debts).

As at December 31, 2011, the Group’s total debt-to-book capitalization ratio was 4.5% (2010: 5.6%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the year ended December 31, 2009, 2010 and 2011.

	Note	2011	2010	2009
		RMB million	RMB million	RMB million

Telecommunications services revenue	(i)	1,709	859	217
Telecommunications services charges	(i)	1,138	2,037	3,913
Property leasing and management services charges	(ii)	776	951	1,207
Interest paid/payable	(iii)	219	431	774
Interconnection revenue	(iv)	279	319	379
Interconnection charges	(iv)	446	431	435
Network assets leasing revenue	(iv)	47	18	—
Network assets leasing charges	(iv)	328	94	59
TD network capacity leasing charges	(v)	1,092	578	222
Revenue for cooperation of telecommunications services	(vi)	177	37	10
Charges for cooperation of telecommunications services	(vi)	1,154	536	495

Notes:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(iii)	The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and network assets leasing revenue and charges.

36	Related party transactions (continued)

(a)	Transactions with CMCC Group (continued)

(v)	The amounts represent the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network asset at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services .

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group are included in the following account captions summarized as follows:

	As at	As at
	December 31, 2011	December 31, 2010
	RMB million	RMB million

Accounts receivable	654	410
Other receivables	7	24
Prepayment and other current assets	5	3
Accounts payable	1,745	1,783
Accrued expenses and other payables	258	263

36	Related party transactions (continued)

(c)	Transactions with associates

The Group also has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associate include the bank deposits placed in SPD Bank, the interest income received/receivable from SPD Bank, and the mobile telecommunications service provided to SPD Bank, which were carried out in the ordinary course of business.

	Note	2011	2010
		RMB million	RMB million

Bank deposits (as at December 31)		17,320	1,999
Interest income	(i)	237	9
Mobile telecommunications services fees	(ii)	44	29

Notes:

(i)	Interest income represents interest earned from deposits placed at SPD Bank. The applicable interest rate is determined in accordance with the prevailing benchmark loan interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”)

Apart from transactions with CMCC Group (note 36(a)) and associates (note 36(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	purchasing of goods , including use of public utilities

•	placing of bank deposits

•	providing trust loans (note 25)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

37	Financial risk management and fair values

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheets, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group are primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise trust loan receivables, interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24(c).

(b)	Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

37	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheets) and the earliest date the Group would be required to repay:

	As at December 31, 2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	116,266	116,266	116,266	—	—	—
Bills payable	1,616	1,616	1,616	—	—	—
Accrued expenses and other payables	92,362	92,362	92,362	—	—	—
Amount due to ultimate holding company	285	285	285	—	—	—
Amount due to immediate holding company	33	33	33	—	—	—
Interest-bearing borrowings
- Deferred consideration payable	23,633	24,563	204	257	257	23,845
- Bonds	4,984	6,310	225	450	450	5,185
Obligations under finance leases	68	71	71	—	—	—

	239,247	241,506	211,062	707	707	29,030

	As at December 31, 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	111,646	111,646	111,646	—	—	—
Bills payable	502	502	502	—	—	—
Accrued expenses and other payables	85,716	85,716	85,716
Amount due to ultimate holding company	15	15	15	—	—	—
Amount due to immediate holding company	35	35	35	—	—	—
Interest-bearing borrowings
- Deferred consideration payable	23,633	25,233	281	428	383	24,141
- Bonds	9,963	11,627	5,317	450	450	5,410
Obligations under finance leases	68	71	71	—	—	—

	231,578	234,845	203,583	878	833	29,551

37	Financial risk management and fair values (continued)

(c)	Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include deferred consideration payable for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 30.

The following table set out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date:

	2011		2010
	Effective interest rate	RMB million	Effective interest rate	RMB million

Deferred consideration for acquisition ofsubsidiaries in 2002	1.12%	9,976	2.22%	9,976
Deferred consideration for acquisition ofsubsidiaries in 2004	1.24%	13,657	2.23%	13,657

As at December 31, 2011, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration payable would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB236,000,000 (2010: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of the two-year US dollar LIBOR swap rate represents management’s estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at December 31, 2011, total cash and bank balances of the Group amounted to RMB333,100,000,000 (2010: RMB292,508,000,000). The interest income for 2011 was RMB7,866,000,000 (2010: RMB5,657,000,000) and the average interest rate was 2.51% (2010: 2.03%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,508,000,000 (2010: RMB2,203,000,000).

As at December 31, 2011, the balance of trust loan receivable of the Group amounted to RMB14,000,000,000 (2010: RMB2,700,000,000). The interest income for 2011 was RMB547,000,000 (2010: RMB722,000) and the average interest rate was 6.55% (2010: 4.82%). Assuming the total trust loan balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB105,000,000 (2010: RMB20,250,000).

37	Financial risk management and fair values (continued)

(c)	Interest rate risk (continued)

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

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 1.2% (2010: 1.4%) of the total cash and deposits with banks and major business operations of the Group were carried out in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31 except as follows:

	As at December 31, 2011		As at December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million

Interest in associate	43,794	31,674	40,175	35,556
Interest-bearing borrowings - bonds	4,984	4,845	9,963	10,038

The fair value of investment in associate and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

38	Commitments

(a)	Capital commitments

Capital commitments outstanding as at December 31 not provided for in the financial statements were as follows:

	2011	2010
	RMB million	RMB million

Commitments in respect of land and buildings
- authorized and contracted for	4,772	4,469
- authorized but not contracted for	34,089	14,211

	38,861	18,680

Commitments in respect of telecommunications equipment
- authorized and contracted for	17,754	17,669
- authorized but not contracted for	85,108	79,819

	102,862	97,488

Total commitments
- authorized and contracted for	22,526	22,138
- authorized but not contracted for	119,197	94,030

	141,723	116,168

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at December 31 are as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at December 31, 2011
Within one year	6,090	1,718	838	8,646
After one year but within five years	12,993	2,368	560	15,921
After five years	4,050	574	92	4,716

	23,133	4,660	1,490	29,283

As at December 31, 2010
Within one year	5,100	1,121	730	6,951
After one year but within five years	10,250	1,335	687	12,272
After five years	3,652	360	150	4,162

	19,002	2,816	1,567	23,385

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

39	Non-adjusting post balance sheet events

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 35(a)(i).

40	Comparative figures

Certain comparative figures have been adjusted to conform to current year’s presentation.

41	Ultimate holding company

The directors consider the ultimate holding company as at December 31, 2011 to be CMCC, a company incorporated in the PRC.

42	Accounting estimates and judgements

Key sources of estimation uncertainty

Notes 15 and 37 contain information about the assumptions and their risk factors relating to goodwill impairment and financial instruments. Other key sources of estimation uncertainty are as follows:

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

42	Accounting estimates and judgements (continued)

Key sources of estimation uncertainty (continued)

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

Impairment of property, plant and equipment, goodwill and other intangible assets

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Impairment of property, plant and equipment

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charge or reversal of impairment in future periods.

43	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2011

Up to the date of issue of these financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2011 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendments to IFRS 7, Financial Instruments
Disclosures: transfers of financial assets	July 1, 2011
Amendments to IAS 12, Income Taxes
- Deferred tax: recovery of underlying assets	January 1, 2012
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IAS 27, Separate Financial Statements	January 1, 2013
IAS 28, Investments in Associates and Joint Ventures	January 1, 2013
Revised IAS 19, Employee benefits	January 1, 2013
IFRS 9, Financial Instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

44	Condensed financial information of parent company

(a)	Condensed statements of comprehensive income

	2011	2010	2009
	RMB million	RMB million	RMB million

Dividend income	68,762	50,613	61,561

Operating expenses	83	89	91

Interest income	11	15	2

Finance costs	(241)	(476)	(772)

Profit before taxation	68,449	50,063	60,700

Taxation	—	—	—

PROFIT FOR THE YEAR	68,449	50,063	60,700

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities	(186)	(53)	45

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	68,263	50,010	60,745

(b)	Condensed balance sheets

	As at	As at
	December 31, 2011	December 31, 2010
	RMB million	RMB million

Non-current assets	476,819	476,819

Current assets	57,729	49,340

Current liabilities	56	7,493

Non-current liabilities	28,617	28,615

NET ASSETS	505,875	490,051

TOTAL EQUITY	505,875	490,051

44	Condensed financial information of parent company (continued)

(c)	Condensed cash flow statements

	2011	2010	2009
	RMB million	RMB million	RMB million

Net cash used in operating activities	(80)	(92)	(93)

Net cash generated from investing activities	13,137	7,894	17,757

Net cash used in financing activities	(14,231)	(12,060)	(11,537)

Net (decrease)/increase in cash and cash equivalents	(1,174)	(4,258)	6,127

Cash and cash equivalents at beginning of year	2,259	6,662	489

Effect of changes in foreign exchange rate	(166)	(145)	46

Cash and cash equivalents at end of year	919	2,259	6,662

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, Neimenggu Mobile and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, Neimenggu Mobile, Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. And China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between Hebei Mobile and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. And Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation). (10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.