Form 20-F
period 2012-12-31
CHINA MOBILE LTD /ADR/
filed 2013-04-25
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 20,100,340,600 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

•

the anticipated evolution of the industry chain of 3G, 4G and future generations of mobile telecommunications technologies, including future development in, and availability of, terminals that support our provision of services based on 3G, 4G and future generations of mobile telecommunications technologies;

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2012. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2010, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011 and 2012 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2008(1)	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue	411,810	452,103	485,231	527,999	560,413	89,952
Operating expenses	269,415	305,095	334,477	376,700	409,891	65,792
Profit from operations	142,395	147,008	150,754	151,299	150,522	24,160
Profit before taxation	149,523	153,836	159,071	166,582	171,300	27,496
Taxation	(36,735)	(38,413)	(39,047)	(40,603)	(41,919)	(6,728)
Profit for the year attributable to equity shareholders	112,627	115,166	119,640	125,870	129,274	20,750
Basic earnings per share(2)	5.62	5.74	5.96	6.27	6.43	1.03
Diluted earnings per share(2)	5.53	5.67	5.89	6.20	6.36	1.02
Basic earnings per ADS(2)	28.10	28.71	29.82	31.36	32.17	5.16
Diluted earnings per ADS(2)	27.66	28.35	29.44	30.98	31.78	5.10

	2008(1)	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Number of shares utilized in basic calculation (in thousands)	20,043,934	20,057,674	20,062,910	20,068,194	20,090,824	20,090,824
Number of shares utilized in diluted calculation (in thousands)	20,356,126	20,312,459	20,321,332	20,315,252	20,341,516	20,341,516
Consolidated Balance Sheet Data:
Working capital(3)	56,561	77,500	66,202	109,441	148,797	23,884
Cash and cash equivalents	87,426	78,894	87,543	86,259	70,906	11,381
Bank deposits	130,833	185,613	204,803	246,687	331,997	53,289
Accounts receivable	6,913	6,405	7,632	9,165	11,722	1,882
Property, plant and equipment	327,783	360,075	385,296	408,165	430,509	69,101
Total assets	658,427	751,368	861,935	952,558	1,052,109	168,875
Bonds–current portion(4)	—	—	4,981	—	—	—
–non-current portion	9,920	9,918	4,982	4,984	4,986	800
Deferred consideration payable(5)	23,633	23,633	23,633	23,633	23,633	3,793
Total liabilities	217,776	243,734	284,532	302,139	326,800	52,455
Share capital	2,138	2,139	2,139	2,140	2,142	344
Shareholders’ equity	440,022	506,748	576,157	649,064	723,447	116,121
Other Financial Data:
Capital expenditures and land lease prepayments(6)	122,814	116,675	114,338	124,414	125,024	20,068
Net cash generated from operating activities	193,647	207,123	231,379	226,756	230,709	37,031
Net cash used in investing activities	(139,026)	(165,927)	(171,572)	(169,356)	(191,176)	(30,686)
Net cash used in financing activities	(45,684)	(49,774)	(51,051)	(58,420)	(54,897)	(8,812)
Dividend declared	48,364	49,544	51,818	54,298	55,821	8,960
Dividend declared per share (RMB)	2.415	2.471	2.595	2.730	2.773	0.44
Dividend declared per share (HK$)	2.743	2.804	3.014	3.327	3.411	0.44

(1)	With effect from January 1, 2009, the Company retrospectively adopted the International Financial Reporting Interpretations Committee Interpretation 13, or IFRIC Interpretation 13. The comparative figures as of and for the year ended December 31, 2008 have been restated according to IFRIC Interpretation 13.
(2)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2008, 2009, 2010, 2011 and 2012. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(3)	Represents current assets minus current liabilities. Certain amounts in 2008, 2009 and 2010 have been reclassified to conform to the presentation of 2011 and 2012.
(4)	The guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million were fully redeemed upon maturity in June 2011.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(6)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.2301 = US$1.00 and HK$7.7507 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.1772 = US$1.00 and HK$7.7637 = US$1.00, respectively, on April 19, 2013. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2012	6.2877	6.2372	October 2012	7.7549	7.7494
November 2012	6.2454	6.2221	November 2012	7.7518	7.7493
December 2012	6.2502	6.2251	December 2012	7.7518	7.7493
January 2013	6.2303	6.2134	January 2013	7.7585	7.7503
February 2013	6.2438	6.2213	February 2013	7.7580	7.7531
March 2013	6.2246	6.2105	March 2013	7.7640	7.7551
April 2013 (up to April 19, 2013)	6.2078	6.1720	April 2013 (up to April 19, 2013)	7.7652	7.7615

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2008, 2009, 2010, 2011 and 2012 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556

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

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, in certain of the more recent years, our rate of growth as measured by our revenue has shown signs of decreasing. We cannot assure you that we will be able to achieve a high level of growth in the future due in part to the increased market saturation and competition among mobile telecommunications operators and from other related industries in Mainland China. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 82.6% as of December 31, 2012. Moreover, the restructuring of the telecommunications industry in 2008 has significantly changed the competitive landscape in the telecommunications industry in Mainland China, and together with the policy adopted by the PRC government to encourage non-State-owned telecommunications services providers to enter into the telecommunications markets, have resulted and will result in further intensified competition among existing industry participants as well as increasing competition from providers offering telecommunications services using alternative technologies, in particular Internet service providers. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. As a result, our profit from operations decreased by 0.5% in 2012 and our market share decreased from 66.5% in 2011 to 63.9% in 2012. Our efforts to achieve growth could be hampered and our profitability may decrease if we are unable to compete effectively with other telecommunications services providers and Internet service providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. As a result of the restructuring of the PRC telecommunications industry in 2008, principal participants in the telecommunications industry in Mainland China include United Network Communications Group Company Limited, or China Unicom, China Telecommunications Corporation, or China Telecom, and us, with both China Telecom and China Unicom being full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 4. Information on the Company — Business Overview — Competition.” In addition, the PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Our market share decreased to 63.9% as of December 31, 2012. We cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to retain existing customers and attract new customers. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government recently published a series of regulations to encourage non-State-owned companies to enter the telecommunications industry. In particular, a recent draft circular published by the MIIT for public comment would permit mobile virtual network operators to lease bandwidth from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging their bandwidth resources. We may face intense competition from these non-State-owned telecommunications services providers in light of such policy and initiatives by the MIIT.

In addition, the rapid development of new technologies, new services and products, and new business models has begun to eliminate the distinctions between traditional, local, long distance, wireless, cable and Internet communication services and bring new competitors into the telecommunications market. As a result, we are subject to increasing competition from providers offering telecommunications services using alternative technologies. These new competitors, which include Internet service providers, mobile device manufacturers and mobile software and application developers, compete against us in both voice and data businesses by offering mobile Internet access, alternative voice and messaging services and other mobile services and are gaining an increasing share of the telecommunications industry value chain. See “— Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from telecommunications services providers that use alternative technologies, which could materially and adversely affect on our business and market position.”

Our ability to compete effectively will depend on how successfully we respond to various factors affecting the telecommunications industry in Mainland China, including new technologies and business models, changes in consumer preferences and demand for existing services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

The TD-SCDMA industry chain requires further development. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services.

We are committed to developing our 3G business based on the Time Division Synchronous Code Division Multiple Access, or TD-SCDMA, technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. The TD-SCDMA industry chain has undergone substantial development in 2012. However, if the evolution of the TD-SCDMA industry chain does not meet the requirements of the operation of our 3G business, we may not be able to effectively and economically deliver our 3G services based on this technology. Furthermore, we face intense competition in the delivery of 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA 2000, technologies, both of which are perceived to be more mature 3G technologies that have been used widely in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be as competitive as the WCDMA or CDMA 2000 technology, or otherwise ends up not being widely adopted, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects may suffer and our revenues and profitability could be materially and adversely affected. We may not be able to successfully overcome our current challenges and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

In addition, we have made substantial investments and incurred significant expenses in the development of our 3G services, including the leasing of network capacity from our parent company, China Mobile Communications Corporation, or CMCC, and the development of our 3G market. We expect to continue making significant investments in the construction of our core mobile telecommunications network and related systems and facilities, which we intend to use for our services based on current and future generations of telecommunications technologies. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If the deployment of our 3G business does not reach anticipated scale, or if we encounter other challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations.

We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.

We are committed to pursuing our 4G business based on the TDD mode long-term evolution, or TD-LTE, technology. Starting from 2013, we will bear all capital expenditures for the development of TD-LTE networks. In 2012, the extended large scale trial of TD-LTE networks was carried out in 15 cities in Mainland China and the quality and scale of the TD-LTE networks in Hangzhou, Guangzhou and Shenzhen have reached pre-commercial standard. We plan to construct more than 200,000 TD-LTE base stations in 2013. However, our ability to successfully launch and deploy 4G services depends on various factors, including the maturity level of TD-LTE technology and availability of terminals as well as required licenses. We may encounter unexpected technological difficulties and risks in developing and implementing new telecommunications technologies, including TD-LTE technology, and as a result may incur substantial cost or service disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also encounter limited availability of terminals, such as handsets, data cards and other terminals such as MiFi, which is a wireless router acting as mobile Wi-Fi hotspot, and customer-premises equipment, to meet the demand of our business development based on TD-LTE technology. Furthermore, we will require a license from the MIIT to operate our business based on TD-LTE technology and we cannot assure you whether, when and on what conditions we will be able to obtain this license. See “— Risks Relating to the Telecommunications Industry in Mainland China — We are subject to extensive government regulation and may be materially affected by any change in the regulatory environment, especially in the telecommunications industry, in the PRC.” As a result, we cannot assure you that the expansion or upgrade plan to implement the TD-LTE technology will achieve the expected results, or that we will be able to launch telecommunications services based on the TD-LTE technology in a commercially viable manner and on a timely basis, or at all.

In addition, we expect to make substantial investments in the development of our 4G services, including construction of infrastructure networks and base stations. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If we are unable to launch 4G services in a commercially viable manner and on a timely basis, our ability to realize benefits from our significant capital investment and expenses in our networks and 4G services will be limited, and our operating revenue and profit from operations could be materially and adversely affected.

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

In 2011, we established certain subsidiaries to operate certain aspects of our businesses, such as procuring and distributing terminals through China Mobile Group Device Company Limited, or China Mobile Device, and conducting our international businesses through China Mobile International Company Limited, or China Mobile International, and expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses. We cannot assure you, however, that this business model would be sustainable or that we will achieve the expected benefits.

In August 2012, China Mobile Communication Co., Ltd., or CMC, our wholly-owned subsidiary, entered into a share subscription agreement with Anhui USTC iFLYTEK Co., Ltd., or Anhui USTC, a company listed on the Shenzhen Stock Exchange, pursuant to which CMC would subscribe for 15% of the shares of Anhui USTC for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and Anhui USTC also entered into a strategic cooperation agreement to cooperate in various areas, including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and basic telecommunications businesses and informatization of the telecommunications industry. We cannot assure you that our investment in Anhui USTC will achieve the desired level of return or the strategic cooperation will produce the expected benefits, if at all.

Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position.

In recent years, the telecommunications industry in Mainland China has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete. In addition, the development and application of new technologies involve time, substantial costs and risks. We may encounter unexpected technological difficulties in developing and implementing new technologies and as a result may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, the rapid development of new technologies, new services and products and new business models has also accelerated the convergence of traditional, local, long distance, wireless, cable and Internet communication services and resulted in new competitors entering the telecommunications market. As a result, we are subject to increasing competition from providers offering telecommunications services using alternative technologies, including Internet service providers, mobile device manufacturers and, mobile software and application developers. For example, due to the increasing competition from Internet instant messaging applications, revenue generated from SMS and MMS decreased by 4.8% from RMB46,462 million in 2011 to RMB44,215 million in 2012. The growth rate of our voice usage has also decreased, partly due to competition from providers offering alternative voice services through the Internet. The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. Furthermore, as the development of new businesses, such as mobile Internet, “Internet of Things” and cloud computing, require significant time, costs and risk, we may not be able to successfully launch or develop such new businesses within a short time period or otherwise achieve the expected benefits.

Substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructures.

Our wireless data traffic business has experienced significant growth in recent years, which contributed to the growth of our operating revenue and provides our business with further opportunities for development. In particular, wireless data traffic increased from 361.4 billion megabytes in 2011 to 1,039.2 billion megabytes in 2012. Revenue generated from wireless data traffic business also increased by 53.6% in 2012. The substantial increase in data traffic resulting from the growth of our wireless data traffic business significantly strains the existing capacity of our telecommunications network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network to carry increasing data traffic. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

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

In recent years, certain of the management personnel of our company and our subsidiaries, including certain executive directors, were alleged to have engaged in unlawful conduct. Such allegations of unlawful conduct include the acceptance of bribes. While some of these incidents are still under investigation, we believe that such management misconduct involved isolated incidents resulting from individual misconduct.

In order to further strengthen our internal system and policies for detecting and preventing similar and other misconduct, we have re-examined our policies and procedures and have implemented additional operational measures. In particular, with respect to our business cooperation arrangements with third parties, we have adjusted the model of business cooperation and have implemented more stringent policies and processes. These efforts are expected to reduce the ability of third parties to engage in improper business relationships with our employees. We have also further expanded the type of equipment and products that are subject to centralized procurement. Furthermore, we have implemented a rotation policy under which the management of our major operating subsidiaries will rotate among different subsidiaries every few years. In addition, we have revised our policy in relation to, and strengthened control over, the material investment projects. We have also provided ongoing compliance and ethics trainings to our employees. We cannot assure you, however, that we will timely detect or prevent misconduct or allegations of misconduct by our management and staff. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be severely harmed, and the trading price of our ordinary shares and ADSs could decrease significantly.

We are controlled by CMCC, which may not always act in our best interest.

As of March 31, 2013, CMCC indirectly owned approximately 74.08% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

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

Mobile telecommunications network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45x2 MHz of spectrum allocated to us, 40x2 MHz in the 900 MHz and 1800 MHZ frequency bands is allocated for use nationwide, and 5x2 MHz in the 1800 MHz frequency band is allocated for use in the cities of Beijing, Shanghai and Chengdu and Guangdong province. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to develop our 4G services. We cannot assure you that when we are ready to launch commercial 4G services, we will be able to obtain additional spectrum from the MIIT that would meet our expectations or business needs on a timely basis. Our network expansion or upgrade plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

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

Future implementation of value-added tax to replace business tax in Mainland China will reduce our operating revenue and may decrease our profitability.

Our business operations in Mainland China are subject to PRC business tax, which is assessed against our operating revenue at a rate of 3% or 5%. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation issued a pilot tax program under which the PRC business tax will be replaced by value-added tax. The pilot tax program will be implemented in the transportation industry and certain service sectors in selected regions of Mainland China. Effective from January 1, 2012, the transportation companies and companies in certain service sectors in Shanghai became subject to value-added tax in lieu of the PRC business tax. The application of the pilot tax program may be expanded to other industries and regions of Mainland China in the future. The timetable for applying the pilot program to the telecommunications industry and the applicable tax rate remain uncertain. The replacement of the PRC business tax with the value-added tax will reduce our operating revenue and may decrease our profitability.

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

The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in Mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in Mainland China, we do not fully know what will be its nature and scope. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could have a material adverse effect on our business, financial condition, results of operations and prospects.

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on a 3G license granted to CMCC by the MIIT. If the conditions or other obligations relating to these approvals or licenses are amended in a manner that is detrimental to us, our business and operations could be materially and adversely affected. Moreover, we will require a license from the MIIT to operate our 4G business. We cannot assure you whether, when and on what conditions we will be able to obtain this license. If we are unable to obtain or use the license for operating our 4G business, or if the conditions or other obligations relating to this license are detrimental to us, our business and operations, as well as profitability and growth, could be materially and adversely affected.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. One of the regulatory measures announced by the MIIT in 2008 as part of the restructuring initiatives was the offering of roaming services across different mobile telecommunications networks. Under such roaming services, the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. We cannot predict at this point in time the impact, if any, such offering of roaming services or other measures may have on our business and prospects. In addition, the PRC government may implement other asymmetrical regulatory measures. For example, a one-way mobile number portability policy is under trial implementation in Hainan Province, which allows our 2G customers to switch to services of China Unicom or China Telecom while being able to retain their existing mobile numbers. A two-way mobile number portability policy has been under trial implementation in Tianjin since November 2010, which allows our 2G customers, as well as the 2G and 3G customers of China Unicom and China Telecom, to switch to services of another telecommunications services provider while being able to retain their existing mobile numbers. The PRC government may continue to expand the trial implementation of the mobile number portability policy in other areas of Mainland China.

The PRC government may also adopt other regulatory measures that may adversely affect our competitive position. For example, the PRC government recently published a series of regulations to encourage private companies to enter telecommunications industry. In particular, a recent draft circular published by the MIIT for public comment permits mobile virtual network operators to lease bandwidth from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging its bandwidth resources.

The implementation of asymmetrical and other regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

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

We cannot predict whether we will be required to provide universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, due in part to highly volatile securities markets, particularly for telecommunications companies’ shares, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile telecommunications market in Mainland China and adverse changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, announcements by and information released by governmental entities, and new technologies, products and services. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

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

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in China. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involves uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and taxation, may also materially and adversely affect our financial condition, result of operations and prospects.

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

Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. However, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China, such as our registered public accounting firm’s audit work relating to our operations in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

Item 4.	Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2012, the total population residing in Mainland China exceeded 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of customers as of December 31, 2012. As of the same date, our total number of customers reached approximately 710.3 million, representing approximately 63.9% of all mobile customers in Mainland China. As of March 31, 2013, our total number of customers reached approximately 726.3 million.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, from CMCC, ZTE, Eastern Communications Co., Ltd., Beijing Digital China Limited, Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holding Co., Ltd. for an aggregate purchase price of RMB237,070,000 (approximately US$37,666,630). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2013, we held 99.97% of equity interest in China Mobile Device.

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

Organizational Structure

As of March 31, 2013, CMCC owned 74.08% equity interest in us through intermediate holding companies. We operate in all thirty-one provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2013, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

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

• China Mobile Group Sichuan Co., Ltd.

In addition, we indirectly own a 99.97% equity interest in China Mobile Device through CMC and a 92% equity interest in China Mobile Finance through China Mobile Group Beijing Co., Ltd., or Beijing Mobile, and directly own a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

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

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on an Internet Protocol based core mobile telecommunications network that is shared by our 2G and 3G services and will be shared with 4G services as well as the TD-SCDMA network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. We intend to use the TD-SCDMA network to primarily carry data traffic from mobile phones. CMCC’s TD-SCDMA wireless network covered all county-level or above cities and some towns and villages in Mainland China as of December 31, 2012.

In addition, we provide our customers with high-speed Internet access through wireless local area networks, or WLAN (also known as Wi-Fi), through our WLAN access points located throughout Mainland China. We intend to use our WLAN network to primarily carry Internet data from computers, mobile phones and other terminals. As of December 31, 2012, we had approximately 3.83 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China.

Moreover, starting from 2013, we commenced investments in the development of TD-LTE network. We intend to use the TD-LTE network to primarily carry high bandwidth and high quality wireless broadband businesses. In 2012, the extended large scale trial of the TD-LTE network was carried out in 15 cities in Mainland China and approximately 20,000 base stations were built. The quality and scale of the TD-LTE networks in Hangzhou, Guangzhou and Shenzhen have reached pre-commercial standard. In addition, we started providing commercial 4G services in Hong Kong in 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong in 2009 and 2012, respectively. We plan to construct more than 200,000 TD-LTE base stations in 2013.

Furthermore, we cooperate with China Tietong in strengthening our capabilities to provide full telecommunications services. We continue to increase our reserves of basic resources, such as metropolitan area transmission networks, public Internet and broadband access networks in Mainland China, accelerate Internet Data Center, or IDC, development and focus on the development of fiber broadband access for corporate customers. The number of IP-VPN lines leased by our corporate customers reached 781,000 in 2012.

Our Business Strategy

As a pioneer and the market leader in the world’s largest mobile telecommunications market, we intend to enhance our businesses in the mobile telecommunications market by promoting the co-ordinated and synergistic development of our businesses carried by the four networks based on their respective GSM, TD-SCDMA, WLAN and TD-LTE technologies, strengthening our full service capabilities and further developing our mobile Internet business.

Co-ordinated and Synergistic Development of Businesses Carried by the Four Networks. We intend to continue promoting the co-ordinated and synergistic development of our businesses carried by the four networks based on their respective GSM, TD-SCDMA, WLAN and TD-LTE technologies to create a world-class wireless network with wide and deep coverage, high quality and high speed. To achieve this goal, we intend to continue maintaining high voice quality and optimizing the utilization rate of our GSM network. We also intend to continue working with CMCC to optimize the TD-SCDMA network with broad and in-depth coverage to improve its utilization rate. With respect to our WLAN network, we will focus on enhancing its coverage, network quality and utilization rate to alleviate the data traffic capacity constraints on our networks. In addition, we will continue to promote the development of TD-LTE technology industrial convergence within and outside the PRC and accelerate the construction of TD-LTE networks and commercialization of TD-LTE technology.

Strengthening Full Service Capabilities. We intend to strengthen our capabilities in response to competition from the telecommunications operators that provide full services. In order to achieve this goal, we continue to increase our reserves of basic resources, such as metropolitan area transmission networks, public Internet and broadband access networks in Mainland China, accelerate IDC development and focus on the development of fiber broadband access for corporate customers. In addition, we intend to improve the efficiency of our business by focusing on high-bandwidth and high-value mobile Internet access and developing standardized products on a large scale. Moreover, we will differentiate our services in response to different needs of our customers. We intend to further focus on expanding our corporate customer base and selectively expand into family customer market.

Developing Mobile Internet Business. We intend to function as a “smart pipe” that provides value beyond data connectivity. In order to achieve this goal, we intend to accelerate the development of our mobile Internet business to maintain a fair share of the growing value chain of the mobile Internet industry in Mainland China. We are building an open platform for innovative application services, developing featured businesses that are distinctive and competitive compared to the products of our competitors and converting mobile terminals into a user-friendly interface to enhance customer experience when accessing our services.

In order to achieve the foregoing goals, we will focus on improving the quality of our networks, the quality of our services and our business support capabilities. See “— Service Quality.” Moreover, we will continue to improve our customer services to achieve broader customer satisfaction. See “— Customer Services.” In addition, we will make efforts to enhance our operational efficiency by establishing a number of subsidiaries, such as China Mobile International and China Mobile Device, that operate certain aspects of our businesses. In addition, we will continue to focus on retaining existing customers, expanding corporate customer base, achieving growth in our wireless data business and increasing sales of terminals.

Customers and Usage

Our customer base has grown substantially from approximately 649.6 million at the end of 2011 to approximately 710.3 million at the end of 2012. As of December 31, 2012, we had a market share of approximately 63.9% in Mainland China. As of March 31, 2013, our total number of customers reached approximately 726.3 million, and our total number of 3G customers reached approximately 114.4 million. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives;

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels, and services; and

•

the further development of TD-SCDMA industry chain, in particular the increasing availability of TD-SCDMA handsets, especially smartphones, in the market which contributes to the increase in our 3G customer base.

We continued to experience growth in our corporate customer base in 2012. As of December 31, 2012, the total number of our corporate accounts reached 3.46 million, and the number of individual customers served under corporate accounts reached 34.5% of our total customer base.

However, due to the increasing mobile penetration rate and intensified competition among mobile telecommunications operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage reached 4,192.3 billion minutes in 2012, representing an increase of approximately 7.8% from 2011. Our short message services, or SMS, usage reached 744.5 billion messages in 2012, representing an increase of approximately 1.1% from 2011. Furthermore, wireless data traffic reached 1,039.2 billion megabytes in 2012 from 361.4 billion megabytes in 2011. The lower growth rate of our voice usage and SMS usage is partly due to the increasing competition from providers offering telecommunications services using alternative technologies, in particular Internet service providers.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2010	2011	2012
Customer Base (in millions)	584.0	649.6	710.3
Total Voice Usage (in billions of minutes)	3,461.6	3,887.2	4,192.3
Wireless Data Traffic (in billions of megabytes)	143.3	361.4	1,039.2
Including: Mobile Data Traffic (in billions of megabytes)	103.1	161.0	289.8
Average Minutes of Usage Per User Per Month (minutes)(1)	521	525	512
Average Revenue Per User Per Month (RMB)(2)	73	71	68
Average Monthly Churn Rate (%)(3)	3.22	3.21	3.25

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the operating revenue during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The operating revenue in 2010, 2011 and 2012 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively.
(3)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services have continued to grow, and total voice usage increased approximately 7.8% in 2012 compared to 2011.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data business includes short message and multimedia message services, or SMS and MMS, wireless data traffic business and applications and information services.

SMS refers to services that employ the existing network resources and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, mainly including customer-to-customer messages, corporate SMS, “Monternet”-based short messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Although SMS usage increased to 744.5 billion messages in 2012 from 736.1 billion messages in 2011, revenue generated from SMS and MMS decreased to RMB44,215 million in 2012, compared to RMB46,462 million in 2011 due to the increasing competition from Internet instant messaging applications.

Our wireless data traffic business includes mobile data traffic service and WLAN service. Wireless data traffic increased from 361.4 billion megabytes in 2011 to 1,039.2 billion megabytes in 2012. Revenue generated from wireless data traffic business reached RMB68,257 million in 2012, compared to RMB44,428 million in 2011.

Mobile Data Traffic. Our mobile data traffic service is a service that we provide to our customers that enables wireless access to the Internet through 2G or 3G networks. We experienced a significant growth in the provision of mobile data traffic services in 2012, with mobile data traffic reaching 289.8 billion megabytes in 2012, representing an 80.0% increase compared to 2011. Revenue generated from mobile data traffic service reached RMB66,529 million in 2012, compared to RMB43,689 million in 2011.

WLAN. WLAN service refers to a service that provides high-speed Internet access through WLAN. We further streamlined the verification process for our customers to access our WLAN and experienced significant growth in our WLAN service in 2012. As of December 31, 2012, we had approximately 3.83 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China. Data traffic carried by WLAN reached 749.4 billion megabytes in 2012 compared to 200.4 billion megabytes in 2011. Revenue generated from WLAN service reached RMB1,728 million in 2012, compared to RMB739 million in 2011.

Our applications and information services mainly include Mobile Mailbox, Mobile Reading, Mobile Video, Mobile Gaming, Wireless Music, “Fetion”, “12580 Integrated Information Service Line”, Mobile Payment/Wallet, location-based services, Mobile Animation and Mobile Market. Revenue generated from applications and information services reached RMB53,876 million in 2012, compared to RMB48,440 million in 2011.

Mobile Mailbox. Mobile Mailbox provides our customers with e-mail services with multiple value-added functions. In addition to the regular functions of Internet mail services, our customers will receive notifications on their mobile phones when they receive new e-mails and are able to read and send e-mails via mobile phones. Revenue generated from Mobile Mailbox reached RMB2,394 million in 2012, compared to RMB1,539 million in 2011.

Mobile Reading. Mobile Reading provides our customers with content services, including books, magazines and comics, through mobile phones and mobile e-book devices. Revenue generated from Mobile Reading reached RMB1,093 million in 2012, compared to RMB627 million in 2011.

Mobile Video. Mobile Video provides our customers with mobile network-based audio and video services, which enable our customers to download or stream various types of videos, such as news, movies, entertainment and sports programs on their mobile phones. Revenue generated from Mobile Video reached RMB936 million in 2012, compared to RMB571 million in 2011.

Mobile Gaming. Mobile Gaming provides video game downloads and online gaming services to our customers. Revenue generated from Mobile Gaming reached RMB869 million in 2012, compared to RMB550 million in 2011.

Some of our other applications and information services, including location-based services and Mobile Animation, also experienced rapid growth in 2012, and we have strengthened our efforts in developing other new products and applications in our data business, such as M-cloud, which is a cloud storage service, “Lingxi”, which is a smart voice application, voice mailbox and voice positioning service.

We have been making efforts to build up open platforms through our Mobile Market in the past few years. Mobile Market serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses. We intend to build Mobile Market into a sales platform for our customers to subscribe for our businesses, a platform for developers to upload their applications and a platform that provides support to our terminal and content suppliers. As of December 31, 2012, the cumulative number of registered customers of Mobile Market reached 270 million, with the number of application downloads in 2012 from Mobile Market reaching 610 million.

In 2012, we expanded the application of “Internet of Things” to various areas such as urban management, smart transportation and industrial control, and have developed standardized “Internet of Things” products including home security service, fleet management service, QR code and remote surveillance. We have also built high quality and centralized “Internet of Things” networks. The number of “Internet of Things” users increased from 13.05 million in 2011 to 22.45 million in 2012. Our “Wireless City” platform provides citizens with various information services covering government affairs, traffic control, public administration and other areas, and is a platform that facilitates communications among the government authorities, corporations and citizens. In 2012, the cumulative number of customers using “Wireless City” reached 70 million.

We believe that data business will continue to be one of the fastest growing segments of the telecommunications market in Mainland China in the coming years. In 2012, we increased the promotion of our data business by launching new products and increasing marketing efforts. Our data services revenue increased to RMB166,348 million in 2012, representing an increase of 19.4% from 2011. As a percentage of operating revenue, data services revenue increased to 29.7% in 2012 from 26.4% in 2011.

We also plan to continue promoting industry-specific applications of data business to corporate customers to further enhance the penetration and utilization of our data business. During 2012, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. We also expanded our “Internet of Things” applications and Mobile e-Commerce businesses in different areas involving our corporate customers. As of December 31, 2012, the total number of our corporate accounts reached 3.46 million.

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

We offer our customers a variety of tariff packages that have varied monthly charges, minimum charges for basic usage, charges for usage exceeding the covered basic usage, fixed charges for selected features and functions, as well as charges for voice value-added services. We offer tariff packages with respect to wireless data traffic business, or charge the tariff by the actual data traffic usage. We also offer different tariff packages with respect to SMS and MMS, and applications and information services.

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts for voice usage during off-peak hours and in low-traffic areas, tariff discounts for wireless data traffic during off-peak hours and tariff discounts for specified call recipients.

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These agreements provide for the settlement of revenues from the local usage charges, domestic and international long distance charges, SMS and MMS usage charges and wireless data traffic charges.

Our networks interconnect with the networks of other operators, which enables our customers to communicate with the customers of those operators. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are standardized from province to province.

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

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, other relevant departments and business units. The responsibilities of our research institute include defining network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading new products and services developments and field testing, cooperating with industry partners, procurement testing and certification of network devices, mobile terminals and information technology systems. In 2012, our main R&D efforts focused on a number of aspects:

TD-LTE. We carried out extended large scale TD-LTE trials. We continued to work closely with other operators in the Global TD-LTE Initiative, or GTI, specifically on multi-mode multi-band terminal specification and international roaming tests.

Optical and IP Network. We completed testing of the first 100 gigabits per second long-distance optical network in Mainland China. In addition, we have developed the strategy and roadmap for the migration from version four of IP, or IPv4, networks to version six of IP, or IPv6, networks and launched IPv6 network trials in Shenzhen.

Data Center and Cloud Computing. We defined the deployment strategy, roadmap and specifications for large-scale data center and cloud computing in 2012. In addition, we are currently engaged in two R&D projects, namely “Big Cloud”, which supports cloud computing, cloud storage and data mining services, and “OMP (Open Mobile Platform)”, which provides an open platform for the application developers to use SMS, MMS and in-application purchase capabilities.

Featured Services. We developed a unique voice over IP, or VoIP, service that automatically combines an international VoIP account with a mobile phone number. We have also developed innovative technologies for mobile payment that facilitate the collaboration between UnionPay and us.

Mobile Terminals. We defined and implemented the “Wireless Mobile Multimedia Transmission Protocol (WiMo)” standard, which is a standard to support mirroring the screens between smartphones, tablets, computers, projectors and televisions. We also designed System Application Framework, or SAF, which enables unified user authentication, in-application purchase, and always online and push services.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. In addition to providing retail sales and network connection services, most of our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, sale of terminals and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain services to our customers through electronic channels, including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. Sales effected through our electronic channels have increased consistently in recent years and the percentage of our business transactions that were processed through our electronic channels further increased in 2012. Furthermore, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of electronic channels and the integration of resources relating to sales and marketing channels. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different customer groups to increase awareness of our brands and products and maintain our customer base. Our marketing efforts focus on retaining medium- and high-end customers. We aim to retain individual customers, corporate customers as well as family customers. With respect to individual customers, we mainly promote three brands, each with a different focus. “GoTone” targets high to middle-end customers, “Easy own” targets the mass market and the “M-Zone” brand targets the young user group through the integration of voice and data services, in each case supported by a series of tailored service packages.

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2012, we had signed service contracts with approximately 3.46 million corporate accounts, and individual customers served under these service contracts with corporate accounts accounted for approximately 34.5% of our total customers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

Furthermore, we have developed customized products and service packages in response to the unique consumption characteristics of rural areas, and have developed advertising and distribution channels unique to the rural markets to promote and expand our business in the rural areas. We have also encouraged handset producers to introduce inexpensive handsets with moderate functions to lower the barrier of using mobile phones in the rural areas.

Strategies Relating to 3G Services. We have been operating our 3G business by leasing wireless network capacity from CMCC since 2009. We have enhanced our efforts to market new 3G services, products and applications, including through our voice and data businesses, to individuals, families, corporations and those in need of industry information products. We expect the TD-SCDMA network to continue to play an important role in carrying data traffic and will continue to increase sales of 3G smart phones and optimize the 3G network to accelerate the migration of customers from the 2G network to the 3G network. We intend to further expand our 3G business by, among other things, leveraging the support from the PRC government in terms of land use, frequency resources and construction of wireless cities.

Development of 4G Services. In 2012, the extended large scale trial of the TD-LTE network was carried out in 15 cities in Mainland China and approximately 20,000 base stations were built. The quality and scale of the TD-LTE networks in Hangzhou, Guangzhou and Shenzhen have reached pre-commercial standard. In addition, we started providing commercial 4G services in Hong Kong in 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong in 2009 and 2012, respectively. Starting from 2013, we will bear all capital expenditures for the development of TD-LTE networks. We plan to construct more than 200,000 TD-LTE base stations in 2013.

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

In 2012, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal. Our customers may also purchase SIM cards and handsets through our electronic channels. We have also actively promoted electronic channels, including expanding scope of services provided through our electronic channel and shortening the processing time at the electronic channel, and the percentage of our business transactions that were processed through the electronic channels further increased in 2012. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS and refunding before investigation in case of a billing dispute for Monternet services to ensure our customers would be fully informed of the payments they would make. We continued to filter spam SMS and software that were sent to our customers. Our continued improvement in customer services resulted in broader customer satisfaction in 2012.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In particular, with respect to our 2G services, the voice call drop rate decreased to 0.48% and successful call connection rate increased to 99.26% in 2012, and with respect to our 3G services, the voice call drop rate decreased to 0.29% and successful call connection rate increased to 98.90% in 2012. The success rate for product subscription increased to approximately 99.78%. In addition, the network speed of our Internet business has been further enhanced. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as Diamond, Gold and Silver card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. In addition, certain high-value customers may receive rewards, including free voice minutes or discounts on handsets, through redemption of bonus points or pre-payment of fees. In addition, we offer special services to our “GoTone” members, including cross-region services, airport VIP services, hospital VIP services and handset service clubs.

In 2012, we further enhanced customer loyalty through offering medium- and high-end handsets and entering into long-term contracts with our mid to high-end customers.

Churn Management. We have devised internal monitoring systems to detect customers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those customers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented customer registration procedures, such as identity checks for individual customers and information checks for corporate customers, to assist in credit control. In certain situations, we require our customers to pay an advance deposit representing a pre-determined amount of usage charges before certain telecommunications services are activated. The actual usage charges incurred are verified against the balance of the amount deposited and, if there are unusual circumstances, additional measures will be implemented. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a late payment fee is imposed on each customer whose account balance is not settled by the monthly due date. If the customer’s account remains overdue, the customer’s services will be deactivated and such customer must pay all overdue amounts, including applicable late payment fees, to reactivate services. As a majority of our existing customers pre-pay for our services, we have limited credit risk exposure to our customers. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Corporate Social Responsibility and Sustainable Development.

We are committed to fulfilling our responsibilities to stakeholders and proactively implementing a sustainable development strategy. We have focused on energy conservation and environmental protection in many aspects of our operations. We have also strived to provide more environment-friendly information solutions to our customers, contribute to the informatization of society, and support philanthropic activities. When natural disasters occurred in Mainland China in 2012, we reacted with timely and effective telecommunications support and services and relief efforts. We continued to help remote villages in Mainland China to build up basic communication facilities. In 2012, we were included in the Dow Jones Sustainability World Index, or DJSI World, for the fifth consecutive year, and we are the first and only company from Mainland China to be included in DJSI World. We were also included in the Hang Seng Corporate Sustainability Index for the third consecutive year and received the “Sustainability Excellence Award” from the Chamber of Hong Kong Listed Companies.

Terminals

The TD-SCDMA industry chain has undergone substantial development in recent years with the launch of 242 models of TD-SCDMA terminals, including 138 smartphone models, and the sale of more than 56 million TD-SCDMA handsets in 2012. The main TD-SCDMA terminal models are as competitive as WCDMA or CDMA 2000 terminals in terms of launching time, quality and price. We also sold a large number of terminals through China Mobile Device, our subsidiary engaging in procuring and distributing terminals.

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

Trademark

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. On January 1, 2008, we entered into a trademark license agreement, or the 2008 Trademark License Agreement, to replace the then existing trademark license agreements with CMCC. Upon expiration, the trademark license agreement will be automatically renewed for a term of one year unless otherwise terminated by the parties. Under the trademark license agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. No license fee is payable by us to CMCC during the term of the trademark license agreement.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Korea, Taiwan, Thailand, the United States, Vietnam, South Africa and Yemen. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia, in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

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

In addition, we provide our customers with access to broadband Internet connection through WLAN, which connects computers using wireless communication technology. Our customers may use mobile terminals such as handsets and notebooks to gain wireless access to the Internet or corporate intranet.

We are committed to pursuing our 4G business based on the TD-LTE technology. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We obtained TD-LTE spectrum bands in Hong Kong through a public auction in February 2012, which will be used in the construction of a TD-LTE network in Hong Kong. Together with the LTE FDD band we had previously obtained, we started providing commercial 4G services and commenced the integration of our TD-LTE and LTE FDD networks in Hong Kong in 2012. In January 2012, the TD-LTE Advanced technology, as a successor technology to the TD-LTE technology, was recognized as one of the international standards for future generations of technology by the International Telecommunication Union.

Network Capacity Expansion and Optimization Plans. Our customers currently use our 2G services, our 3G services, our WLAN services, or all of them. Our customers will also use our 4G services after we launch commercial 4G services. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G, 3G and 4G services, and expanding the coverage and capacity of our integrated network. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45x2 MHz of spectrum allocated to us, 40x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands is used nationwide, and 5x2 MHz of spectrum in the 1800 MHz frequency band, is used in the cities of Beijing, Shanghai and Chengdu and Guangdong Province. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried.

Leased Lines. Transmission lines constructed by us reached a sizeable scale through the continuous optimization of our network structure in recent years. In addition to our own transmission lines, we also lease intra-provincial and local transmission lines from other operators and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated. For the inter-provincial transmission lines we lease through CMCC from other providers, CMCC collects leasing fees from us and pays fees to the relevant transmission line providers.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2012, the number of our 2G base stations reached 810,000, compared to 700,000 as of the end of 2011.

The number of 3G base stations that we lease from CMCC reached approximately 280,000 as of the end of 2012, compared to 220,000 as of the end of 2011. We anticipate that we will need more new 3G base stations in connection with the expansion of our 3G networks.

In 2012, approximately 20,000 TD-LTE base stations were built. We plan to construct more than 200,000 TD-LTE base stations in 2013. Certain 3G base stations may also be upgraded to TD-LTE base stations.

We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2012, we purchased our networks equipment primarily from Huawei Technologies, Ericsson, Nokia Siemens, ZTE and Alcatel-Lucent.

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

Business Cooperation Framework Agreement with Far EasTone

On April 29, 2009, we entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd., or Far EasTone, one of the major mobile telecommunications operators in Taiwan, pursuant to which we would acquire 12% of the enlarged issued share capital of Far EasTone. Completion of the share subscription was subject to certain conditions, including the obtaining of all necessary regulatory approvals. Concurrent with the share subscription agreement, we also entered into a strategic cooperation agreement with Far EasTone, which would become effective upon the completion of the share subscription.

As some of the conditions precedent have not been satisfied, the share subscription agreement has been terminated. The strategic cooperation agreement lapsed upon the termination of the share subscription agreement.

In April 2013, we entered into a business cooperation framework agreement with Far EasTone, pursuant to which we and Far EasTone will jointly explore opportunities to continue broad-based cooperation in a number of areas in the mobile telecommunications business and reconsider the possibility of an equity investment by us in Far EasTone when there is a favorable change in regulatory environment in Taiwan that would permit such investments.

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

In connection with the acquisition, we and SPD Bank also entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank will cooperate in the areas of mobile finance and mobile e-Commerce businesses in Mainland China, such as mobile payment, including on-site payment and remote payment, as well as in the sharing of customers services and channels resources. The term of cooperation is five years, which will be automatically renewed for successive one-year terms unless terminated. The scope of cooperation will include, but will not be limited to, the joint development of mobile payments business, mobile bank cards business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of mobile finance software and mobile security technologies. The parties agree to jointly explore cooperation in mobile fund transfer business. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play. Through such strategic cooperation, we and SPD Bank have issued co-branded bank cards in some provinces in Mainland China during 2012, and are also developing near field communication services, including mobile bill payment, mobile remittance and other mobile payment applications and products.

Investment in, and Strategic Cooperation with, Anhui USTC

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with Anhui USTC, pursuant to which CMC would subscribe for 15% of the shares of Anhui USTC for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and Anhui USTC entered into a strategic cooperation agreement to cooperate in various areas, including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and basic telecommunications business and informatization of the telecommunications industry.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. Our market share was approximately 63.9% as of December 31, 2012. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. We are also in the process of applying for the license to offer fixed-line telecommunications services but we cannot predict when we can obtain such license. Our competitors may also benefit from any asymmetrical and other regulatory measures that may be adopted by the PRC government from time to time. In addition, the PRC government has published a series of regulations to encourage non-State-owned companies to enter the telecommunications industry and we may face increasing competition from these non-State-owned telecommunications services providers. We also face increasing competition from providers offering telecommunications services using alternative technologies. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

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

In June 2012, the MIIT issued a circular under which non-State-owned companies are encouraged to enter the telecommunications industry. On January 7, 2013, the MIIT further published for public comment a draft regulation that would permit mobile virtual network operators to lease bandwidth from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging its bandwidth resources.

Spectrum Usage. In coordination with the relevant provincial authorities, the MIIT regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the MIIT, transferred by the entity to any other third party. In accordance with a joint circular from the NDRC and the MOF, CMCC has entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used.

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band and RMB15 million per MHz for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that uplink and downlink frequencies are separately charged. The annual rate of spectrum usage fees for TD-SCDMA networks are RMB15 million or RMB12 million per MHz, depending on the frequency bands. Spectrum usage fees for TD-SCDMA networks are currently charged at a discounted rate, and the full rate will apply starting from 2014. The relevant regulatory authorities in China may review these fee arrangements in the future.

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

The MIIT has continued encouraging mobile telecommunications operators in Mainland China to implement the caller-party-pays regime, and mobile telecommunications operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we offer in Mainland China are generally based on tariffs equivalent to the caller-party-pays regime.

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

Technical Standards. Certain regulatory authorities in Mainland China, including the MIIT, set technical standards and control the type, quality, manufacturing and sales of mobile telecommunications equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

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

Convergence of Telecom, Broadcasting and Internet Businesses. In January 2010, the PRC government announced a policy decision, or the Three-Network-Convergence Policy, to accelerate the advancement of the convergence of television and radio broadcasting, telecommunications and Internet access businesses in order to realize interconnection and resource sharing between the three networks and further develop the provision of voice, data, television and other services. Specifically, the Three-Network Convergence Policy will be initially carried out on a trial basis in selective geographic locations between 2010 and 2012 and further implemented on a larger scale in 2013 through 2015. The PRC government may amend the relevant regulations or promulgate new regulations in order to implement the Three-Network Convergence Policy. The new policy decision is expected to enhance the development of information industries, satisfy consumers’ diverse demands, promote domestic consumption and form new areas for economic growth. In 2012, we received an audio and video transmission license from the former State Administration of Radio, Film and Television of the PRC, which enables us to provide audio and video programs through mobile Internet.

Employees

As of December 31, 2010, 2011 and 2012, we had 164,336, 175,336 and 182,487 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2012 were classified in the following table. Approximately 63.1% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by functions as of December 31, 2012.

Management	33,983
Technical	55,205
Marketing	60,188
General affairs	33,111

Total	182,487

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 334,782 as of December 31, 2012.

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

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2010	2011	2012
Total Voice Usage (in billions of minutes)	3,461.6	3,887.2	4,192.3
Wireless Data Traffic (in billions of megabytes)	143.3	361.4	1,039.2
Including: Mobile Data Traffic (in billions of megabytes)	103.1	161.0	289.8
Operating Revenue (in RMB millions)	485,231	527,999	560,413
Operating Expenses (in RMB millions)	334,477	376,700	409,891
Profit Attributable to Equity Shareholders (in RMB millions)	119,640	125,870	129,274

In 2010, 2011 and 2012, our customer base and voice usage volume continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Our total net increase in the number of customers was 60.7 million in 2012 and our total customer base reached approximately 710.3 million as of December 31, 2012. Our total voice usage increased by 12.3% from 2010 to 2011, and by 7.8% from 2011 to 2012. Our wireless data traffic increased by 152.1% from 2010 to 2011, and by 187.6% from 2011 to 2012. Our mobile data traffic increased by 56.1% from 2010 to 2011, and by 80.0% from 2011 to 2012. As a result, our operating revenue increased by 8.8% from 2010 to 2011, and by 6.1% from 2011 to 2012. Our data business continued to grow, and our data services revenue accounted for 26.4% and 29.7% of our operating revenue in 2011 and 2012, respectively. Our operating expenses increased by 12.6% from 2010 to 2011, and by 8.8% from 2011 to 2012. Our profit attributable to equity shareholders increased by 5.2% from 2010 to 2011, and by 2.7% in 2012.

The PRC economy continued to grow in terms of GDP by 7.8% in 2012, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile telecommunications operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 82.6% as of December 31, 2012, the mobile telecommunications markets in some economically developed regions of Mainland China began to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, the continuous growth in the PRC economy and its modernization and urbanization offer an opportunity and platform for the ongoing development of telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile telecommunications services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations”, “Risk Factors — Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our financial condition, results of operations and business prospects.”

Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results

We have entered into agreements with CMCC with respect to, among other things, inter-provincial transmission lines leasing. Pursuant to these agreements, for the inter-provincial transmission lines we lease from other providers through CMCC, CMCC maintains its inter-provincial transmission line leasing arrangements with the relevant transmission line providers, and collects leasing fees from us and pays fees to the relevant transmission line providers.

Prior to September 13, 2012, we had an arrangement with CMCC under which CMCC maintained its settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collected the relevant usage fees and other fees from us and paid the same to the relevant mobile telecommunications services providers in foreign countries and regions. On September 13, 2012, we entered into an agreement with CMCC, pursuant to which CMCC would gradually transfer its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with certain telecommunications services providers has been gradually phasing out.

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

Tariff Adjustments

The tariffs charged by PRC telecommunications operators are regulated by the PRC government. See “Item 4. Information on the Company — Business Overview — Regulation — Tariff Setting.” Moreover, we are allowed to offer our customers a variety of tariff packages with different monthly charges, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, data services and other features. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Our average voice services revenue per minute has generally decreased in recent years as tariffs have generally decreased. We expect the decrease in tariff to gradually slow down after the adjustments we implemented in recent years.

Our ARPU Has Declined and May Further Decline in the Future

Our ARPU decreased from RMB71 in 2011 to RMB68 in 2012, primarily due to the fact that a significant number of our new customers are users with relatively low usage of mobile telecommunications services and the availability of alternative voice services through the Internet. This decline was also due to the gradual implementation of the tariff adjustments that generally resulted in declines in tariffs. As we continue to expand our customer base and implement tariff adjustments, we expect our ARPU to further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2010, 2011 and 2012. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, provision for customer point reward program, allowance for doubtful accounts, depreciation, amortization of other intangible assets, impairment of property, plant and equipment, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charges or reversal of impairment in future periods. No impairment of property, plant and equipment, goodwill and other intangible assets was recorded in 2010, 2011 or 2012.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 1(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2010	2011	2012
	(in millions of RMB)
Operating revenue(1):
Voice services	343,985	364,189	368,025
Data services	120,768	139,330	166,348
Others	20,478	24,480	26,040

Total	485,231	527,999	560,413

Operating expenses:
Leased lines	3,897	5,188	9,909
Interconnection	21,886	23,533	25,140
Depreciation	86,230	97,113	100,848
Personnel	24,524	28,672	31,256
Selling expenses	90,590	96,830	104,906
Other operating expenses	107,350	125,364	137,832

Total	334,477	376,700	409,891

Profit from operations	150,754	151,299	150,522
Other net income	2,336	2,559	2,208
Non-operating net income	685	571	615
Interest income	5,658	8,413	12,661
Finance costs	(902)	(565)	(390)
Share of profit of associates	558	4,306	5,685
Share of loss of jointly controlled entity	(18)	(1)	(1)

Profit before taxation	159,071	166,582	171,300
Taxation	(39,047)	(40,603)	(41,919)

Profit for the year	120,024	125,979	129,381

Attributable to:
Equity shareholders	119,640	125,870	129,274
Non-controlling interests	384	109	107

Profit for the year	120,024	125,979	129,381

(1)	We re-categorized the presentation of our operating revenue components in 2011, and as a result also re-categorized the historical presentation of our operating revenue components for 2010. We categorized our operating revenue components to reflect the continuous development of our business and the way in which we drive economic benefits from different types of telecommunications services.

Under the current categorization, our operating revenue components are voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and revenue derived from voice value-added services. Data services revenue includes revenue derived from SMS and MMS, wireless data traffic, and applications and information services. Other operating revenue mainly includes interconnection revenue. Revenue derived from voice value-added services and certain voice-related services that had been included in value-added services revenue in our consolidated financial statements under the presentation in 2010 was re-categorized as voice services revenue. In addition, revenue derived from certain voice-related services that had been included in other operating revenue in our consolidated financial statements under the presentation in 2010 was also re-categorized as voice services revenue. Such re-categorization had no effect on our reported profit or loss, total income and expense or net assets for any of the periods presented.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

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

Operating revenue increased by 6.1% from RMB527,999 million in 2011 to RMB560,413 million (US$89,952 million) in 2012. This increase was primarily due to the continued expansion in our customer base, rapid growth of wireless data traffic business and the continued growth in applications and information services. Our total number of customers was 710.3 million as of December 31, 2012, compared to 649.6 million as of December 31, 2011.

Voice services revenue increased slightly by 1.1% from RMB364,189 million in 2011 to RMB368,025 million (US$59,072 million) in 2012. This increase principally resulted from the continued expansion in our customer base and further increases in our voice usage in 2012. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.094 in 2011 to RMB0.088 in 2012. With intensified market competition and with further declines in tariffs, our average voice services revenue per minute may continue to decline in future periods. As a percentage of operating revenue, voice services revenue decreased from 69.0% in 2011 to 65.7% in 2012.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2011	2012
	(Revenue, in millions of RMB)
SMS and MMS	46,462	44,215
Wireless data traffic	44,428	68,257
Applications and information services	48,440	53,876

Data services revenue	139,330	166,348

Data services revenue as a percentage of operating revenue	26.4%	29.7%

Data services revenue increased by 19.4% from RMB139,330 million in 2011 to RMB166,348 million (US$26,701 million) in 2012. This increase was mainly due to our continued efforts in product innovation and business development. Our data business include SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 4.8% to RMB44,215 million in 2012 from RMB46,462 million in 2011 as SMS and MMS tariffs continue to decline and as competition from Internet instant messaging applications continued to intensify. Revenue generated from wireless data traffic grew substantially by 53.6% to RMB68,257 million in 2012, as compared to RMB44,428 million in 2011, primarily due to the significant increase in mobile data traffic resulting from the rapid development of the mobile Internet business and the increasing market penetration of smartphone terminals. Growth of applications and information services, in particular Mobile Mailbox, Mobile Reading, Mobile Video and Mobile Gaming, was also an important driver for our data business. Revenue generated from applications and information services grew by 11.2% to RMB53,876 million in 2012, as compared to RMB48,440 million in 2011. As a percentage of operating revenue, data services revenue increased from 26.4% in 2011 to 29.7% in 2012. We expect our data services revenue, in particular revenue generated from wireless data traffic business and applications and information services, to continue to grow in 2013.

Other operating revenue increased by 6.4% from RMB24,480 million in 2011 to RMB26,040 million (US$4,180 million) in 2012. As a percentage of operating revenue, other operating revenue remained stable at 4.6% in 2011 and 2012.

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

Operating expenses increased by 8.8% from RMB376,700 million in 2011 to RMB409,891 million (US$65,792 million) in 2012. This increase was generally in line with the continued growth in our business and expansion in our customer base and our ongoing efforts to deliver better quality services and to cope with intensified competition in the telecommunications market in Mainland China.

Leased line expenses increased significantly by 91.0% from RMB5,188 million in 2011 to RMB9,909 million (US$1,591 million) in 2012. This increase reflected an increase in leasing fees of Internet ports paid or payable to other telecommunications operators as a result of the rapid development of our Internet related businesses and an increase in payment of RMB1,385 million to CMCC in connection with the lease of its TD-SCDMA network capacity mainly due to an increase in the utilization of the TD-SCDMA network. As a percentage of operating expenses, leased line expenses increased from 1.4% in 2011 to 2.4% in 2012.

Interconnection expenses increased by 6.8% from RMB23,533 million in 2011 to RMB25,140 million (US$4,035 million) in 2012, primarily due to an increase in interconnection voice usage volume. Our continuing marketing strategy of reorganizing and re-routing traffic volume has led to a lower proportion of inter-network traffic volume, and interconnection expenses as a percentage of operating expenses decreased slightly from 6.2% in 2011 to 6.1% in 2012.

Depreciation expenses increased by 3.8% from RMB97,113 million in 2011 to RMB100,848 million (US$16,187 million) in 2012. This increase was mainly due to our ongoing capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in wireless data traffic. As a percentage of operating expenses, depreciation expenses decreased from 25.8% in 2011 to 24.6% in 2012.

Personnel expenses increased by 9.0% from RMB28,672 million in 2011 to RMB31,256 million (US$5,017 million) in 2012. This increase was primarily due to an increase in headcount from 175,336 as of the end of 2011 to 182,487 as of the end of 2012 as we hired new staff members to cope with the demands of our business development, especially in connection with our effort to achieve enhanced operational efficiency by establishing subsidiaries to operate certain aspects of our businesses. As a percentage of operating expenses, personnel expenses remained stable at 7.6% in 2011 and 2012.

Selling expenses increased by 8.3% from RMB96,830 million in 2011 to RMB104,906 million (US$16,839 million) in 2012. This increase was principally the result of an increase in expanding sales channels, developing new models of terminals and improving customer service in response to intensified market competition. As a percentage of operating expenses, selling expenses decreased slightly from 25.7% in 2011 to 25.6% in 2012.

Other operating expenses increased by 9.9% from RMB125,364 million in 2011 to RMB137,832 million (US$22,124 million) in 2012. This increase was primarily due to an increase in maintenance expenses from RMB35,096 million in 2011 to RMB39,184 million in 2012. This increase was also due to an increase in labor service expenses for services provided by third parties from RMB20,014 million in 2011 to RMB23,934 million in 2012, and an increase in the cost of utilities, such as water, electricity and heating. Increase in other operating expenses were partially offset by a decrease in write-off of property, plant and equipment from RMB5,853 million in 2011 to RMB2,818 million in 2012. In addition, this increase was due to an increase in operating lease charges from RMB11,235 million in 2011 to RMB12,752 million in 2012, incurred mainly in connection with our continued investments in our network equipment and facilities. As a percentage of operating expenses, other operating expenses increased from 33.3% in 2011 to 33.6% in 2012. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 0.5% from RMB151,299 million in 2011 to RMB150,522 million (US$24,160 million) in 2012, and operating margin (profit from operations as a percentage of operating revenue) decreased from 28.7% in 2011 to 26.9% in 2012.

Other Net Income. Other net income represents primarily net sales from SIM cards and terminals and revenue from construction contracts. Other net income decreased by 13.7% from RMB2,559 million in 2011 to RMB2,208 million (US$354 million) in 2012. This decrease was principally due to a decrease in revenue from construction contracts.

Non-Operating Net Income. Non-operating net income increased by 7.7% from RMB571 million in 2011 to RMB615 million (US$99 million) in 2012, principally due to a foreign exchange gain of RMB17 million in 2012, compared to a foreign exchange loss of RMB9 million in 2011. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased by 50.5% from RMB8,413 million in 2011 to RMB12,661 million (US$2,032 million) in 2012, mainly due to an increase in the average yield of our bank deposits as we adjusted the composition of our bank deposits and an increase in the amount of bank deposits in 2012.

Finance Costs. Finance costs decreased by 31.0% from RMB565 million in 2011 to RMB390 million (US$63 million) in 2012. The higher finance costs in 2011, as compared to 2012, was mainly attributable to the redemption in June 2011 of guaranteed bonds due in 2011 in the aggregate principal amount of RMB5,000 million. This decrease was also due to lower interest rates in 2012 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004 respectively. In 2012, the average interest rate that we paid on our outstanding borrowings was approximately 1.36%, compared to 1.81% in 2011.

Share of Profit of Associates. We had a share of profit of associates of RMB5,685 million (US$913 million) in 2012, which was primarily attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB4,306 million in 2011. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 2.8% from RMB166,582 million in 2011 to RMB171,300 million (US$27,496 million) in 2012.

Taxation. Our income tax expense increased by 3.2% from RMB40,603 million in 2011 to RMB41,919 million (US$6,728 million) in 2012. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 24.4% in 2011 and 24.5% in 2012, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 2.7% from RMB125,870 million in 2011 to RMB129,274 million (US$20,750 million) in 2012. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 23.8% in 2011 to 23.1% in 2012.

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

Operating revenue increased by 8.8% from RMB485,231 million in 2010 to RMB527,999 million in 2011. This increase was primarily due to the continued expansion in our customer base, rapid growth of data business and the continued growth in voice usage volume. Our total number of customers was approximately 649.6 million as of December 31, 2011, compared to approximately 584.0 million as of December 31, 2010.

Voice services revenue increased by 5.9% from RMB343,985 million in 2010 to RMB364,189 million in 2011. This increase principally resulted from the further increase in our voice usage and the continued expansion in our customer base during 2011. Although our average revenue per minute reflected a downward trend from RMB0.140 in 2010 to RMB0.136 in 2011, this decline was partially offset by higher growth in our voice usage in 2011. With intensified market competition and with further declines in tariffs, our average revenue per minute may continue to decline in future periods. As a percentage of operating revenue, voice services revenue decreased from 70.9% in 2010 to 69.0% in 2011.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2010	2011
	(Revenue, in millions of RMB)
SMS and MMS	46,889	46,462
Wireless data traffic	30,644	44,428
Applications and information services	43,235	48,440

Data services revenue	120,768	139,330

Data services revenue as a percentage of operating revenue	24.9%	26.4%

Data services revenue increased by 15.4% from RMB120,768 million in 2010 to RMB139,330 million in 2011. This increase was mainly due to our continued efforts in product innovation and business development. Our data business include SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 0.9% to RMB46,462 million in 2011 from RMB46,889 million in 2010 as SMS and MMS tariffs continue to decline and as competition from Internet instant messaging applications continued to intensify. Revenue generated from wireless data traffic grew substantially by 45.0% to RMB44,428 million in 2011, as compared to RMB30,644 million in 2010. The rapid growth of our applications and information services, in particular Wireless Music, Mobile Reading, Mobile Video and Mobile Mailbox, was an important driver for our data business. In particular, revenue generated from applications and information services grew by 12.0% to RMB48,440 million in 2011, as compared to RMB43,235 million in 2010. As a percentage of operating revenue, data services revenue increased from 24.9% in 2010 to 26.4% in 2011. We expect our data business, in particular wireless data traffic and applications and information services, to continue to grow.

Other operating revenue increased by 19.5% from RMB20,478 million in 2010 to RMB24,480 million in 2011. As a percentage of operating revenue, other operating revenue increased from 4.2% in 2010 to 4.6% in 2011 largely due to the increase in interconnection revenue as a result of increasing volume of incoming calls from other telecommunications operators.

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

Operating expenses increased by 12.6% from RMB334,477 million in 2010 to RMB376,700 million in 2011. This increase, notably in other operating expenses (particularly maintenance expenses and labor services expenses) and depreciation, was generally in line with the continued growth in our customer base and usage volume and our ongoing efforts to deliver better quality services and to cope with intensified competition.

Leased line expenses increased by 33.1% from RMB3,897 million in 2010 to RMB5,188 million in 2011. This increase reflected an increase in payment of RMB514 million to CMCC in connection with the lease of its TD-SCDMA network capacity and the increase in leasing fees of Internet ports paid to other telecommunications operators as a result of the rapid development of our Internet related businesses. As a percentage of operating expenses, leased line expenses increased slightly from 1.2% in 2010 to 1.4% in 2011.

Interconnection expenses increased by 7.5% from RMB21,886 million in 2010 to RMB23,533 million in 2011, primarily due to an increase in interconnection voice usage volume. Our continuing marketing strategy to reorganize and re-route traffic volume has led to a lower proportion of inter-network traffic volume. Interconnection expenses as a percentage of operating expenses decreased from 6.5% in 2010 to 6.2% in 2011.

Depreciation expense increased by 12.6% from RMB86,230 million in 2010 to RMB97,113 million in 2011. This increase was mainly due to our continuous capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in wireless data traffic. As a percentage of operating expenses, depreciation expense remained stable at 25.8% in 2010 and 2011.

Personnel expenses increased by 16.9% from RMB24,524 million in 2010 to RMB28,672 million in 2011. This increase was primarily due to an increase in headcount from 164,336 as of the end of 2010 to 175,336 as of the end of 2011 as we hired new staff members to cope with the demands of our business development, especially in connection with our effort to achieve enhanced operational efficiency by establishing a number of subsidiaries, such as China Mobile International and China Mobile Device, that operate certain aspects of our businesses. As a percentage of operating expenses, personnel expenses increased from 7.3% in 2010 to 7.6% in 2011.

Selling expenses increased by 6.9% from RMB90,590 million in 2010 to RMB96,830 million in 2011. This increase was principally the result of an increase in expanding sales channels and improving customer service in response to intensified market competition. As a percentage of operating expenses, selling expenses decreased from 27.1% in 2010 to 25.7% in 2011.

Other operating expenses increased by 16.8% from RMB107,350 million in 2010 to RMB125,364 million in 2011. This increase was primarily due to an increase in maintenance expenses from RMB31,390 million in 2010 to RMB35,096 million in 2011, an increase in write-off of property, plant and equipment from RMB2,763 million in 2010 to RMB5,853 million in 2011, incurred principally as a result of retirement of obsolete or damaged network assets with a net book value of RMB5,853 million, and an increase in operating lease charges from RMB9,839 million in 2010 to RMB11,235 million in 2011, incurred principally as a result of our continued investments in our network equipment and facilities. This increase was also due to an increase in labor service expenses for services provided by third parties from RMB15,649 million in 2010 to RMB20,014 million in 2011, and an increase in the price of utilities, such as water, electricity and heating. Increase in other operating expenses were partially offset by a decrease in impairment loss of doubtful accounts from RMB4,019 million in 2010 to RMB3,548 million in 2011. As a percentage of operating expenses, other operating expenses increased from 32.1% in 2010 to 33.3% in 2011. For more information on our other operating expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 0.4% from RMB150,754 million in 2010 to RMB151,299 million in 2011, and operating margin (profit from operations as a percentage of operating revenue) decreased from 31.1% in 2010 to 28.7% in 2011.

Other Net Income. Other net income represents primarily net sales from SIM cards and terminals and revenue from construction contracts. These items are included in other net income due to their insignificance. Other net income increased by 9.5% from RMB2,336 million in 2010 to RMB2,559 million in 2011. This increase was principally due to an increase in revenue from construction contracts and an increase in net sales from sales of SIM cards and terminals.

Non-Operating Net Income. Non-operating net income decreased by 16.6% from RMB685 million in 2010 to RMB571 million in 2011. The higher non-operating net increase in 2010 was attributable to a write back of accounts payable while there was no such a write back in 2011. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased by 48.7% from RMB5,658 million in 2010 to RMB8,413 million in 2011, mainly due to the higher interest rate in 2011 and an increase in our bank deposits.

Finance Costs. Finance costs decreased by 37.4% from RMB902 million in 2010 to RMB565 million in 2011. This decrease was primarily due to the redemption of guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million and a lower interest rate in 2011 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004 respectively. In 2011, the average interest rate that we paid on our outstanding borrowings was approximately 1.81%, compared to 2.68% in 2010.

Share of Profit of Associates. We had a share of profit of associates of RMB4,306 million in 2011, which was attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB558 million in 2010. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 4.7% from RMB159,071 million in 2010 to RMB166,582 million in 2011.

Taxation. Our income tax expense increased by 4.0% from RMB39,047 million in 2010 to RMB40,603 million in 2011. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 24.5% in 2010 and 24.4% in 2011, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 5.2% from RMB119,640 million in 2010 to RMB125,870 million in 2011. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 24.7% in 2010 to 23.8% in 2011.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2012, we had working capital (current assets minus current liabilities) of RMB148,797 million (US$23,884 million), compared to working capital of RMB109,441 million as of December 31, 2011 and working capital of RMB66,202 million as of December 31, 2010. The increase in our working capital as of December 31, 2012 from December 31, 2011 was primarily due to increases in our bank deposits, prepayments and other current assets and accounts receivable, partially offset by a decrease in cash and cash equivalents and an increase in accrued expenses and other payables, accounts payable as well as deferred revenue. The current portion of our finance lease obligations as of December 31, 2010, 2011 and 2012 were RMB68 million, RMB68 million and RMB68 million (US$11 million), respectively.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(in millions of RMB)
Net cash generated from operating activities	231,379	226,756	230,709
Net cash used in investing activities	(171,572)	(169,356)	(191,176)
Net cash used in financing activities	(51,051)	(58,420)	(54,897)

Net increase/(decrease) in cash and cash equivalents	8,756	(1,020)	(15,364)

Net cash generated from operating activities increased by 1.7% from RMB226,756 million in 2011 to RMB230,709 million (US$37,031 million) in 2012, primarily reflecting a larger increase in accounts payable, a larger increase in accrued expenses and other payables as well as a decrease in inventories in 2012 compared to an increase in inventories in 2011, which was partially offset by an increase in PRC enterprise income tax paid and a larger increase in accounts receivable. Net cash generated from operating activities decreased by 2.0% from RMB231,379 million in 2010 to RMB226,756 million in 2011, principally reflecting a lower overall increase in accrued expenses and other payables and a smaller increase in accounts payable, which was partially offset by an increase in our profit as a result of the continued expansion of our customer base and growth in our voice and data businesses.

Net cash used in investing activities increased by 12.9% from RMB169,356 million in 2011 to RMB191,176 million (US$30,686 million) in 2012, primarily due to a greater increase in our bank deposits of RMB43,426 million and an increase in our restricted bank deposits of RMB5,264 million, which was partially offset by an increase in the repayment of trust loans granted to large state-owned enterprises through commercial banks of RMB11,300 million. Net cash used in investing activities decreased by 1.3% from RMB171,572 million in 2010 to RMB169,356 million in 2011. The higher net cash used in investing activities in 2010 was largely attributable to our acquisition of 20% of the enlarged share capital of SPD Bank in 2010. The decrease in cash used in investing activities in 2011 was partially offset by a greater increase in our bank deposits of RMB22,694 million and a net increase in trust loans of RMB11,300 million.

Net cash used in financing activities decreased by 6.0% from RMB58,420 million in 2011 to RMB54,897 million (US$8,812 million) in 2012. The larger amount of cash used in financing activities in 2011 compared to 2012 was mainly attributable to the redemption in June 2011 of guaranteed bonds due in 2011 in the aggregate principal amount of RMB5,000 million, which was partially offset by an increase in dividends paid to shareholders of RMB2,850 million. Net cash used in financing activities increased by 14.4% from RMB51,051 million in 2010 to RMB58,420 million in 2011. This increase was largely due to the redemption of guaranteed bonds due in June 2011 with the aggregate principal amount of RMB5,000 million.

Capital Expenditures

Capital expenditures incurred in 2010, 2011 and 2012 were RMB124,347 million, RMB128,548 million and RMB127,403 million (US$20,450 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, transmission facilities, support system and buildings and infrastructure and development of business. The level of our capital expenditures increased in 2011 principally as a result of our efforts to meet increased demand on our network services arising from the continued expansion of our customer base and fast growth of our data business.

We estimate that we will incur capital expenditures of approximately RMB190.2 billion (US$30.5 billion) in 2013. We expect that approximately 42% of our capital expenditures in 2013 will be used in the construction of mobile telecommunications networks, approximately 31% will be used in the construction of transmission facilities, approximately 13% will be used in construction of buildings and infrastructure, approximately 6% will be used in building support systems, and approximately 6% will be used in business development. We expect that 22% of our capital expenditures in 2013 will be used in the construction of our TD-LTE networks and base stations.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2013.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2011 and 2012, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations of RMB68 million and RMB68 million (US$11 million), respectively.

On October 28, 2002 our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million guaranteed bonds due 2017. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The guaranteed bonds bear fixed interest of 4.5%, payable annually. We have issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd, a PRC credit rating agency. The entire net proceeds from the offering were applied solely to satisfy part of the US$2,800 million deferred consideration for the acquisition by the Company of the entire interest in China Mobile Group Anhui Co., Ltd., China Mobile Group Jiangxi Co., Ltd., China Mobile Group Chongqing Co., Ltd., China Mobile Group Sichuan Co., Ltd., China Mobile Group Hubei Co., Ltd., China Mobile Group Hunan Co., Ltd., China Mobile Group Shaanxi Co., Ltd. and China Mobile Group Shanxi Co., Ltd. in 2002.

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 are subordinated to other senior debt owed by us from time to time. In addition, these deferred considerations are payable by the 15th anniversary of the date of the completion of the respective acquisitions, and we may make an early payment of all or part of these deferred considerations at any time without penalty. We are required to pay interest semi-annually on the actual amount of these deferred considerations unpaid from the date of completion of the respective acquisitions. Interest is calculated at the two-year U.S. dollar London Inter-Bank Offered Rate, or LIBOR, swap rate at 11:00 a.m. (New York City time) on the second business day next preceding the date of the respective acquisition agreements for the first two years after completion of the respective acquisitions. Thereafter, the interest rate will be adjusted every two years to equal the two-year U.S. dollar LIBOR swap rate prevailing at 11:00 a.m. (New York City time) on the relevant interest determination dates. The payment of the deferred considerations and the interest payments can be made in Hong Kong dollars (HK$7.7993 to US$1.00 and HK$7.7995 to US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively), RMB (RMB8.2770 to US$1.00 and RMB8.2768 to US$1.00 for our acquisitions of the regional mobile telecommunications companies in 2002 and 2004, respectively) or U.S. dollars (or other agreed currencies), with the relevant exchange rates set forth in the respective acquisition agreements. Any payment made in currencies other than U.S. dollars will be accounted for based on the exchange rates between U.S. dollars and such currencies prevailing at 12:00 noon (New York City time) on the day which is two business days next preceding the date of the respective acquisition agreements.

We currently have a corporate credit rating of Aa3/Outlook Stable from Moody’s Investors Service and AA-/Outlook Stable from Standard & Poor’s, each of which is consistent with China’s sovereign credit rating. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2012, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

For further disclosure regarding leases and other commitments, please see note 39 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	123,896	123,896	—	—	—
Bills Payable	1,159	1,159	—	—	—
Accrued expenses and other payables	103,774	103,774	—	—	—
Deferred Consideration Payable	24,263	141	222	10,156	13,744
Bonds	6,085	225	450	5,410	—
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	259,248	229,266	672	15,566	13,744

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2012:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	37,232	11,626	12,819	7,198	5,589
Capital Commitments	212,478	179,056	33,422	—	—

Total Commercial Commitments	249,710	190,682	46,241	7,198	5,589

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 25, 2013.

Name	Age	Position
Mr. XI Guohua	61	Executive Director and Chairman
Mr. LI Yue	53	Executive Director and Chief Executive Officer
Mr. XUE Taohai	56	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	58	Executive Director and Vice President
Mr. SHA Yuejia	55	Executive Director and Vice President
Mr. LIU Aili	49	Executive Director and Vice President
Dr. LO Ka Shui	66	Independent Non-Executive Director
Mr. Frank K.S. WONG	65	Independent Non-Executive Director
Dr. Moses M.C. CHENG	63	Independent Non-Executive Director

*	Mr. XU Long resigned as an Executive Director of our company on December 14, 2012.

Mr. XI Guohua has served as our Executive Director since July 2011 and our Chairman since March 2012. He is in charge of our overall management. Mr. Xi served as our Vice Chairman from July 2011 to March 2012. Mr. Xi is also the Chairman of CMCC and CMC. Mr. Xi previously held positions at the Post and Telecommunications Administration of Shanghai as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau, Deputy Chief Engineer and Deputy Director General, respectively. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, the Vice Minister of the MII, the President of China Network Communications Group Corporation and the Vice Minister of the MIIT. Mr. Xi graduated in 1977 from the Department of Electrical Engineering of Hefei University of Technology, and holds a Master of Management degree in Economics and Management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.

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

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue is principally in charge of our corporate affairs, finance and internal audit. Mr. Xue is also a Vice President of CMCC, a director of CMC and a director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with many years of experience in the telecommunications industry and financial management.

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang is principally in charge of human resources and inspection matters. Mdm. Huang is also a director of CMCC and CMC. Mdm. Huang previously served as a Vice President of CMCC, the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with many years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management. He is also a Vice President of CMCC, a director of CMC, Chairman of Union Mobile Pay Limited and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, and Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of planning and construction of network operation, business support and information management. He is also a Vice President of CMCC and a director of CMC. Mr. Liu ceased to be a non-executive director of China Communications Services Corporation Limited in November 2012. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of China Mobile Group Shandong Co., Ltd. and Zhejiang Mobile and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and is the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited and City-e-Solutions Limited. He is also a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, the Chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Winsor Properties Holdings Limited. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and Mapletree Investments Pte Ltd, Singapore, a non-executive director of PSA International Pte Ltd, Singapore and a member of Hong Kong Financial Services Development Council. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999, and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. Dr. Cheng is also the Chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, China COSCO Holdings Company Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include ARA Asset Management (Singapore) Limited, a company with shares listed on the Singapore Exchange Limited, China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited.

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2012 for services performed as directors, officers or employees was approximately HK$16 million (US$2.1 million).

We adopted a share option scheme on October 8, 1997, or the 1997 Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the 1997 Scheme was terminated and another share option scheme, or the 2002 Scheme, was implemented for a term of 10 years commencing on June 24, 2002. Pursuant to the 2002 Scheme, the board of directors may, at their discretion, invite the executive directors, non-executive directors and employees of our company, any of its holding companies and their respective subsidiaries, and any entity in which our company or any of its subsidiaries holds any equity interest to take up options to subscribe for shares in our company. The 2002 Scheme ceased to be effective from June 24, 2012 and no further options were granted under the 2002 Scheme thereafter. The 2002 Scheme will however remain in effect to the extent necessary to give effect to the exercise of any options granted prior to June 24, 2012 and which at that time or thereafter become capable of being exercised under the 2002 Scheme or otherwise to the extent as may be required in accordance with the 2002 Scheme.

The maximum aggregate number of ordinary shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of our company as of the date of adoption of the 2002 Scheme. Options lapsed or cancelled in accordance with the terms of the 1997 Scheme or the 2002 Scheme will not be counted for the purpose of calculating this 10% limit.

As the 1997 Scheme was terminated with effect on June 24, 2002, no further options were granted under the 1997 Scheme thereafter. Under the 1997 Scheme, all options not exercised on or before October 7, 2007 have lapsed. Accordingly, as of December 31, 2012, there were no outstanding options granted under the 1997 Scheme. As of the same date, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted or to be granted under the 2002 Scheme was 387,811,349. No share options were granted under the 2002 Scheme during the year ended December 31, 2012.

The consideration payable for the grant of option under the 2002 Scheme is HK$1.00.

The exercise price of the options granted under the 2002 Scheme is determined by our board of directors at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of an ordinary share;

(ii)	the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date on which the option was granted; and

(iii)	the average closing price of the ordinary shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Under the 2002 Scheme, the term of the option is determined by the board of directors at its discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

As of December 31, 2012, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the 2002 Scheme. In 2012, 28,275,029 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

As of December 31, 2012, our directors who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Lo Ka Shui	400,000	0.0020%
Frank K.S. Wong	400,000	0.0020%

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2012, options exercisable for an aggregate of 6,104,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Lu Xiangdong (resigned on March 15, 2012)	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600
Xu Long (resigned on December 14, 2012)	117,000

The following options are exercisable at a price of HK$26.75 per share through December 20, 2014:

Director	Number of shares covered by options
Wang Jianzhou (resigned on March 22, 2012)	475,000

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Wang Jianzhou (resigned on March 22, 2012)	970,000
Li Yue	780,000
Lu Xiangdong (resigned on March 15, 2012)	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Xu Long (resigned on December 14, 2012)	254,000
Moses M.C. Cheng	400,000

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2013, approximately 74.08% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2013, our majority shareholders held, directly or indirectly, between approximately 74.08% and 76.50% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2013, CMCC indirectly owned an aggregate of approximately 74.08% of our issued and outstanding share capital.

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

International Roaming Arrangements

Following the completion of our acquisition of the telecommunications assets from our parent company in July 2004, we no longer have inter-provincial roaming and interconnection arrangement with CMCC (except for the interconnection arrangement with China Tietong described under “— Interconnection Settlement Arrangements” below) and the handling charge with respect to roaming and international long distance calling charges are no longer shared between CMCC and us. In addition, pursuant to an agreement we entered into with CMCC on July 1, 2004 (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile telecommunications services providers in foreign countries and regions. On September 13, 2012, we entered into an agreement with CMCC, pursuant to which CMCC would gradually transfer its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with those telecommunications services providers has been gradually phasing out.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Korea, Taiwan, Thailand, the United States, Vietnam, South Africa and Yemen. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

On January 1, 2008, we entered into the 2008 Trademark License Agreement with CMCC, which had a term of four years, would be automatically renewed for successive one-year periods unless otherwise terminated by the parties. Under the 2008 Trademark License Agreement, we and our operating subsidiaries are granted the right to use the “CHINA MOBILE” name and logo. No license fee is payable by us to CMCC during the term of the 2008 Trademark License Agreement.

Spectrum Fees and Numbering Resources

The MIIT (and prior to April 2008, the MII) and the MOF jointly determine the standardized spectrum fees payable to the MIIT by all mobile telecommunications operators in Mainland China, including us. In accordance with a joint circular from the NDRC and the MOF, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile telecommunications network operator based on the bandwidth of the frequency used.

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

Leasing of TD-SCDMA Network Capacity

We and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement had a term of one year with effect from January 1, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. We may terminate the Network Capacity Leasing Agreement by providing 60 days’ advance notice to CMCC. In view of the expiry of the Network Capacity Leasing Agreement on December 31, 2012, CMCC and we agreed to renew the Network Capacity Leasing Agreement on December 12, 2012 for a one-year term commencing on January 1, 2013.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB3,500 million in 2012, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB6,000 million in 2013. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective customers. The Tripartite Agreement expired on December 31, 2009, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement was automatically renewed for further terms of one year in 2010, 2011 and 2012, respectively. In view of its expiration on December 31, 2012, the parties further renewed the Tripartite Agreement on December 12, 2012 for a one-year term commencing on January 1, 2013.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2012 did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB700 million in 2012. It is expected that, in 2013, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB700 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, CMCC and we entered into a telecommunications services cooperation agreement on November 6, 2009 (the “Telecommunications Services Cooperation Agreement”), pursuant to which CMCC and we will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The Telecommunications Services Cooperation Agreement had a term of one year with effect from January 1, 2010 and was automatically renewed for successive one-year periods in 2010, 2011 and 2012, respectively. In view of the expiry of the Telecommunications Services Cooperation Agreement on December 31, 2012, the parties have agreed to further renew the Telecommunications Services Cooperation Agreement on December 12, 2012 for a one-year term commencing on January 1, 2013.

The amount of charges receivable by us in 2012 under the Telecommunications Services Cooperation Agreement did not exceed RMB900 million. The amounts of charges payable by us in 2012 under the Telecommunications Services Cooperation Agreement did not exceed RMB2,500 million. It is expected that the aggregate amount of charges payable by us to CMCC under the Telecommunications Services Cooperation Agreement (as renewed) will not exceed RMB4,000 million while the aggregate amount of charges receivable by us from CMCC will not exceed RMB1,000 million in 2013. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.34 of Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Network Assets Leasing Agreement

In order for us to better position in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “Network Assets Leasing Agreement), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The Network Assets Leasing Agreement expired on December 31, 2011, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Network Assets Leasing Agreement was automatically renewed in 2010, 2011 and 2012, respectively. In view of the expiry of the Network Assets Leasing Agreement on December 31, 2012, CMCC and we have agreed to further renew the Network Assets Leasing Agreement on December 12, 2012 for a one-year term commencing on January 1, 2013.

The leasing fees will be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for same kinds of network assets. The amount of leasing fees receivable by us from CMCC did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules and the amount of leasing fess payable by us to CMCC under the Network Assets Leasing Agreement did not exceed RMB3,500 million in 2012. It is expected that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB8,000 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules in 2013. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The rental and property management service charges paid by us to CMCC and its subsidiaries for each of 2011 and 2012 did not exceed RMB1,000 million, and these service charges payable by us to CMCC and its subsidiaries under the 2011-2013 Property Leasing Agreement in 2013 are not expected to exceed RMB1,000 million annually. The charges paid by us to CMCC and its subsidiaries under the 2011–2013 Telecommunications Services Agreement did not exceed RMB2,000 million and RMB2,500 million in 2011 and 2012, respectively, while the aggregate annual amount paid by CMCC and its subsidiaries to us in 2011 and 2012 did not exceed RMB2,400 million. The amount payable by us to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement in 2013 is expected not to exceed RMB3,000 million and the aggregate annual amount payable by CMCC and its subsidiaries to us in 2013 is expected not to exceed RMB2,400 million. The transactions contemplated under the 2011-2013 Property Leasing Agreement and the 2011–2013 Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

In 2012, no consideration was paid from us to CMCC or from CMCC to us under the 2008 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our stable profitability in 2012 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK$1.778 per share for the financial year ended December 31, 2012 in accordance with our dividend payout ratio of 43% planned for the full financial year of 2012. This, together with the interim dividend of HK$1.633 per share paid in 2012, amounted to an aggregate dividend payment of HK$3.411 per share for the full financial year of 2012.

In 2013, having taken into account various relevant factors, such as our overall financial condition, our cash flow generating capabilities and the need of our future sustainable development, we plan that our dividend payout ratio for the full year of 2013 will be 43%.

Our board of directors believes that our continuously stable profitability and strong cash flow generating capabilities will be able to support our future sustainable development, while providing our shareholders with a favorable return.

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

As of December 31, 2012 and March 31, 2013, there were 20,100,340,600 and 20,100,615,130, respectively, of our ordinary shares issued and outstanding. As of December 31, 2012 and March 31, 2013, there were, respectively, 484 and 481 registered holders of American depositary receipts evidencing 90,582,875 and 89,913,883 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2008	136.60	53.80	89.30	34.83
2009	91.55	63.00	58.54	40.75
2010	84.30	71.95	54.40	46.27
2011
First Quarter	78.85	69.20	50.44	44.83
Second Quarter	73.95	68.15	47.65	43.77
Third Quarter	80.90	69.20	51.70	44.82
Fourth Quarter	76.60	72.60	49.80	46.36
2012
First Quarter	87.45	75.05	56.08	48.62
Second Quarter	89.05	76.70	56.89	49.68
Third Quarter	92.55	81.50	59.30	52.26
Fourth Quarter	90.50	83.30	58.72	53.85
October	87.35	83.30	56.56	53.85
November	89.55	84.10	56.92	54.08
December	90.50	87.25	58.72	55.92
2013
January	91.45	84.00	59.53	53.81
February	85.95	84.55	55.60	54.41
March	84.60	80.35	54.72	52.20
First Quarter	91.45	80.35	59.53	52.20
April (through April 24)	82.95	80.90	53.77	51.76

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

Under the PRC Enterprise Income Tax Law and its implementing rules, which took effect on January 1, 2008, or the PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Moreover, the PRC tax authorities have been issuing further interpretations and notices to enhance the application of the PRC income tax law.

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

Taxation of Capital Gains

Under the PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, but uncertainties remain as to their implementation by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

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

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

You must include any PRC tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or The Bank of New York Mellon, as depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the PRC tax withheld and paid over to the PRC will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2012.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2012, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2012		As of December 31, 2011
	2013	2014	2015	2016	2017	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	—	—	4,986	—	4,986	4,908	4,984	4,845
Average interest rate	—	—	—	—	4.50%	—	4.50%	—	4.50%	—
Deferred consideration payable	—	—	—	—	9,976	13,657	23,633	23,633	23,633	23,633
Average interest rate	—	—	—	—	0.38%	0.38%	0.89%	—	1.19%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2012		As of December 31, 2011
	2013	2014	2015	2016	2017	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in Hong Kong dollars	—	—	—	—	122	—	122	122	154	154
Bank deposits:
in U.S. dollars	336	—	—	—	—	—	336	336	327	327
in Hong Kong dollars	1,803	—	—	—	—	—	1,803	1,803	1,558	1,558
Cash and cash equivalents:
in U.S. dollars	343	—	—	—	—	—	343	343	424	424
in Hong Kong dollars	1,142	—	—	—	—	—	1,142	1,142	1,467	1,467

Item 12.	Description of Securities Other than Equity Securities.

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

ADR holders must pay:	For:
• US$5 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
• Each cancellation of an ADS, including if the deposit agreement terminates
• Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for purpose of calculating fees
• US$0.02 (or less) per ADS	• Any cash distribution (not including cash dividend distribution)
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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2012 was US$169,638.24, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived for the year ended December 31, 2012 was US$132,919.84.

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

As of December 31, 2012, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2012, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their report dated March 14, 2013.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Mobile Limited:

We have audited China Mobile Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of China Mobile Limited and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the internal control over financial reporting of China Mobile Limited and its subsidiaries based on our audit.

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

In our opinion, China Mobile Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the three-year period ended December 31, 2012 and our report dated March 14, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 14, 2013

Changes in Internal Control Over Financial Reporting. During 2012, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2011 and 2012:

	Audit Fees(1)	Audit- Related Fees	Tax Fees	All Other Fees(2)
	RMB	RMB	RMB	RMB
2011	84,000,000	—	600,000	11,000,000
2012	87,000,000	—	2,000,000	12,000,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002, risk assessment and other information technology-related advisory services provided to us.

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

Change of Principal Accountants

On March 14, 2013, the board of directors of the Company resolved, as recommended by our audit committee, to propose to replace our principal accountants, KPMG, after the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012. Such change in our principal accountants is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. As a result, our company will not re-appoint KPMG at the annual general meeting to be held on May 30, 2013.

None of the auditors’ reports issued by KPMG on our financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contained an adverse opinion or a disclaimer of opinion, or was modified or qualified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended December 31, 2011 and 2012 and through March 14, 2013, there were no disagreements with KPMG, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to KPMG’s satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided KPMG with a copy of the foregoing disclosure and have requested that KPMG furnish to us a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter is filed as Exhibit 15.1 to this Form 20-F.

Engagement of New Principal Accountants

On March 14, 2013, our board of directors resolved, as recommended by our audit committee, to propose to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (which we understand will be renamed PricewaterhouseCoopers Zhong Tian LLP), or collectively PwC, as our new principal accountants for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. Such appointment will become effective upon the close of our forthcoming annual general meeting. During the two fiscal years ended December 31, 2011 and 2012 and through March 14, 2013, neither we nor any person on our behalf consulted with PwC regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least one-third of our board of directors be independent non-executive directors as determined under the Hong Kong Listing Rules. We currently have three independent directors out of a total of nine directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that our Chairman should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors.

Section 303A.04 of the New York Stock Exchange Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company’s board of directors. Our board of directors is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices on corporate governance guidelines.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated statements of comprehensive income	F-3
Consolidated balance sheets	F-5
Consolidated statements of changes in equity	F-8
Consolidated cash flow statements	F-11
Notes to consolidated financial statements	F-13

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd., Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between China Mobile Group Hebei Co., Ltd. and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(11)

4.22	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from KPMG.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 25, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Mobile Limited:

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of China Mobile Limited and its subsidiaries as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2013 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of China Mobile Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

March 14, 2013

Consolidated statements of comprehensive income

For the years ended December 31

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Operating revenue (Turnover)	3

Voice services		368,025	364,189	343,985
Data services		166,348	139,330	120,768
Others		26,040	24,480	20,478

		560,413	527,999	485,231

Operating expenses

Leased lines		9,909	5,188	3,897
Interconnection		25,140	23,533	21,886
Depreciation		100,848	97,113	86,230
Personnel	4	31,256	28,672	24,524
Selling expenses		104,906	96,830	90,590
Other operating expenses	5	137,832	125,364	107,350

		409,891	376,700	334,477

Profit from operations		150,522	151,299	150,754

Other net income	6	2,208	2,559	2,336

Non-operating net income	7	615	571	685

Interest income		12,661	8,413	5,658

Finance costs	8	(390)	(565)	(902)

Share of profit of associates	18	5,685	4,306	558

Share of loss of jointly controlled entity	19	(1)	(1)	(18)

Profit before taxation		171,300	166,582	159,071

Taxation	11(a)	(41,919)	(40,603)	(39,047)

PROFIT FOR THE YEAR		129,381	125,979	120,024

Other comprehensive income for the year:

Exchange differences on translation of financial statements of overseas entities		(6)	(311)	(135)
Share of other comprehensive income of associates		(16)	(229)	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		129,359	125,439	119,889

Consolidated statements of comprehensive income

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Note	2012		2011		2010
		RMB million		RMB million		RMB million

Profit attributable to:

Equity shareholders of the Company			129,274		125,870		119,640
Non-controlling interests			107		109		384

PROFIT FOR THE YEAR			129,381		125,979		120,024

Total comprehensive income attributable to:

Equity shareholders of the Company			129,252		125,332		119,505
Non-controlling interests			107		107		384

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			129,359		125,439		119,889

Earnings per share – Basic	12(a)	RMB	6.43	RMB	6.27	RMB	5.96

Earnings per share – Diluted	12(b)	RMB	6.36	RMB	6.20	RMB	5.89

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

Consolidated balance sheets

As at December 31

(Expressed in Renminbi)

	Note	As at December 31, 2012	As at December 31, 2011
		RMB million	RMB million

Non-current assets

Property, plant and equipment	13	430,509	408,165
Construction in progress	14	55,507	56,235
Land lease prepayments		14,244	12,798
Goodwill	15	36,894	36,894
Other intangible assets	16	924	818
Interest in associates	18	48,343	43,794
Interest in jointly controlled entity	19	6	7
Deferred tax assets	20	13,544	10,913
Restricted bank deposits	21	5,418	122
Other financial assets	22	127	127

		605,516	569,873

Current assets

Inventories	23	7,195	7,944
Accounts receivable	24	11,722	9,165
Other receivables	25	8,605	19,483
Prepayments and other current assets	25	15,913	12,854
Amount due from ultimate holding company	26	102	170
Tax recoverable	11(c)	153	91
Restricted bank deposits	21	—	32
Bank deposits		331,997	246,687
Cash and cash equivalents	27	70,906	86,259

		446,593	382,685

Consolidated balance sheets

As at December 31 (continued)

(Expressed in Renminbi)

	Note	As at December 31, 2012	As at December 31, 2011
		RMB million	RMB million

Current liabilities

Accounts payable	28	123,896	116,266
Bills payable		1,159	1,616
Deferred revenue	29	57,988	51,753
Accrued expenses and other payables	31	103,774	92,362
Amount due to ultimate holding company	26	39	285
Amount due to immediate holding company	26	16	33
Obligations under finance leases	32	68	68
Current taxation	11(c)	10,856	10,861

		297,796	273,244

Net current assets		148,797	109,441

Total assets less current liabilities carried forward		754,313	679,314

Consolidated balance sheets

As at December 31 (continued)

(Expressed in Renminbi)

	Note	As at December 31, 2012	As at December 31, 2011
		RMB million	RMB million

Total assets less current liabilities brought forward		754,313	679,314

Non-current liabilities

Interest-bearing borrowings	30	(28,619)	(28,617)
Deferred revenue, excluding current portion	29	(334)	(261)
Deferred tax liabilities	20	(51)	(17)

		(29,004)	(28,895)

NET ASSETS		725,309	650,419

CAPITAL AND RESERVES

Share capital		2,142	2,140
Reserves		721,305	646,924

Total equity attributable to equity shareholders of the Company		723,447	649,064

Non-controlling interests		1,862	1,355

TOTAL EQUITY		725,309	650,419

Approved and authorized for issue by the Board of Directors on March 14, 2013.

Li Yue

Director

Xue Taohai

Director

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

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

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

Consolidated statements of changes in equity

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share Capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403

Changes in equity for 2011:
Profit for the year	—	—	—	—	—	—	125,870	125,870	109	125,979
Other comprehensive income	—	—	(229)	—	(309)	—	—	(538)	(2)	(540)

Total comprehensive income for the year	—	—	(229)	—	(309)	—	125,870	125,332	107	125,439

Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(26,718)	(26,718)	—	(26,718)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(25,857)	(25,857)	—	(25,857)
Shares issued under share option scheme	1	153	(18)	—	—	—	—	136	—	136
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	25,058	(25,044)	14	—	14
Partial disposal of a subsidiary	—	—	—	—	—	—	—	—	2	2

As at December 31, 2011	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

Consolidated statements of changes in equity

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share Capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at January 1, 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

Changes in equity for 2012:
Profit for the year	—	—	—	—	—	—	129,274	129,274	107	129,381
Other comprehensive income	—	—	(16)	—	(6)	—	—	(22)	—	(22)

Total comprehensive income for the year	—	—	(16)	—	(6)	—	129,274	129,252	107	129,359

Dividends approved in respect of the previous year (note 35(a)(ii))	—	—	—	—	—	—	(28,583)	(28,583)	—	(28,583)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(26,842)	(26,842)	—	(26,842)
Shares issued under share option scheme (note 35(b)(ii))	2	554	(25)	—	—	—	—	531	—	531
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	32,374	(32,349)	25	—	25
Non-controlling interests of a new subsidiary	—	—	—	—	—	—	—	—	400	400

As at December 31, 2012	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

Consolidated cash flow statements

For the years ended December 31

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Operating activities

Profit before taxation		171,300	166,582	159,071
Adjustments for:
- Depreciation of property, plant and equipment		100,848	97,113	86,230
- Amortization of other intangible assets	5	68	54	62
- Amortization of land lease prepayments		346	325	298
- Loss on disposal of property, plant and equipment	5	1	3	—
- Write-off of property, plant and equipment	5	2,818	5,853	2,763
- Impairment loss of doubtful accounts	5	4,504	3,548	4,019
- Impairment loss of inventories	5	313	87	55
- Interest income		(12,661)	(8,413)	(5,658)
- Finance costs	8	390	565	902
- Dividend income from unlisted securities	7	(11)	(13)	(17)
- Share of profit of associates		(5,685)	(4,306)	(558)
- Share of loss of jointly controlled entity		1	1	18
- Unrealized exchange (gain)/loss, net	7	(17)	9	6

Operating cashflow before changes in working capital		262,215	261,408	247,191
Decrease/(increase) in inventories		436	(3,492)	(457)
Increase in accounts receivable		(7,063)	(4,865)	(5,232)
Decrease/(increase) in other receivables		82	(258)	170
Increase in prepayments and other current assets		(3,403)	(2,613)	(1,087)
Decrease/(increase) in amount due from ultimate holding company		68	123	(268)
Increase in accounts payable		5,443	651	5,704
Increase/(decrease) in bills payable		20	614	(1)
Increase in deferred revenue		6,308	8,277	7,847
Increase in accrued expenses and other payables		11,432	6,719	16,369
(Decrease)/increase in amount due to ultimate holding company		(246)	270	11

Cash generated from operations		275,292	266,834	270,247

Tax paid
- Hong Kong profits tax paid		(100)	(134)	(99)
- PRC enterprise income tax paid		(44,483)	(39,944)	(38,769)

Net cash generated from operating activities carried forward		230,709	226,756	231,379

Consolidated cash flow statements

For the years ended December 31 (continued)

(Expressed in Renminbi)

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Net cash generated from operating activities brought forward		230,709	226,756	231,379

Investing activities

Capital expenditure		(123,232)	(123,331)	(113,203)
Land lease prepayments		(1,792)	(1,083)	(1,135)
Acquisition of other intangible assets		(174)	(85)	(162)
Proceeds from disposal of property, plant and equipment		6	123	12
Increase in bank deposits		(85,310)	(41,884)	(19,190)
Increase in restricted bank deposits		(5,264)	—	(162)
Trust loan granted		—	(14,000)	(2,700)
Cash receipt from repayment of trust loan		14,000	2,700	—
Interest received		9,459	7,593	4,588
Acquisition of investment in an associate		—	—	(39,617)
Acquisition of investment in a jointly controlled entity		—	—	(20)
Proceeds from acquisition of a subsidiary (net of cash and cash equivalents acquired)		—	140	—
Dividends received from an associate	36(c)	1,120	458	—
Dividends received from unlisted securities		11	13	17

Net cash used in investing activities		(191,176)	(169,356)	(171,572)

Financing activities

Proceeds from issuance of shares under share option scheme	35(b)(ii)	531	136	93
Capital injection from non-controlling interests of a subsidiary		400	—	—
Interest paid		(403)	(651)	(919)
Dividends paid to the Company’s equity shareholders	35(a)	(55,425)	(52,575)	(50,201)
Dividends paid to non-controlling interests		—	—	(24)
Repayments of bonds and other loans		—	(5,330)	—

Net cash used in financing activities		(54,897)	(58,420)	(51,051)

Net (decrease)/increase in cash and cash equivalents		(15,364)	(1,020)	8,756

Cash and cash equivalents at beginning of year		86,259	87,543	78,894

Effect of changes in foreign exchange rate		11	(264)	(107)

Cash and cash equivalents at end of year	27	70,906	86,259	87,543

Significant non-cash transactions

The Group recorded payables of RMB54,816,000,000 (2011: RMB60,357,000,000; 2010: RMB61,457,000,000) and RMB409,000,000 (2011: RMB835,000,000; 2010: RMB451,000,000) to equipment suppliers and banks respectively as at December 31, 2012 for additions of construction in progress during the year then ended.

The notes on pages F-13 to F-70 form part of these consolidated financial statements.

Notes to consolidated financial statements

(Expressed in Renminbi unless otherwise indicated)

1	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements were authorized for issuance on March 14, 2013. A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the “Group”) is set out below.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 41.

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

Goodwill represents the excess of:

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

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

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

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

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

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

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–

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

–

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed (see note 1(j)(ii)).

–

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

–

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

–	property, plant and equipment;

–	construction in progress;

–	prepaid interests in leasehold land classified as being held under an operating lease;

–	goodwill; and

–	other intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

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

–	Recognition of impairment losses

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

–	Reversals of impairment losses

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

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program (“Reward Program”) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or has expired.

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

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–

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

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

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

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunication and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China (for the purpose of preparing the financial statements, Mainland China refers to the People’s Republic of China (“PRC”) excluding the Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan). The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2012. These developments have had no material impact on the Group’s financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 42).

3	TURNOVER

The principal activities of the Group are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong.

Turnover represents voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and voice value-added services. Data services revenue is mainly derived from short message services (“SMS”), multi-media message services (“MMS”), wireless data traffic, and applications and information services. Other operating revenue mainly represents interconnection revenue.

4	PERSONNEL

	2012	2011	2010
	RMB million	RMB million	RMB million

Salaries, wages and other benefits	27,573	25,498	22,039
Retirement costs: contributions to defined contribution retirement plans	3,683	3,174	2,485

	31,256	28,672	24,524

5	OTHER OPERATING EXPENSES

	2012	2011	2010
	RMB million	RMB million	RMB million

Maintenance	39,184	35,096	31,390
Impairment loss of doubtful accounts	4,504	3,548	4,019
Impairment loss of inventories	313	87	55
Amortization of other intangible assets	68	54	62
Operating lease charges
- land and buildings	9,367	8,150	7,208
- others (Note 1)	3,385	3,085	2,631
Loss on disposal of property, plant and equipment	1	3	—
Write-off of property, plant and equipment	2,818	5,853	2,763
Auditors’ remuneration
- audit services (Note 2)	87	84	83
- tax services (Note 3)	2	1	1
- other services (Note 4)	12	11	11
Others (Note 5)	78,091	69,392	59,127

	137,832	125,364	107,350

Notes:

(1)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(2)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB19,000,000 (2011: RMB19,000,000; 2010: RMB19,000,000).
(3)	Tax services include tax compliance and other tax advisory services for the Group of approximately RMB 2,000,000 (2011: RMB600,000; 2010: RMB1,000,000).
(4)	Other services include SOX 404 advisory services, risk assessment and other IT related advisory services.
(5)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

6	OTHER NET INCOME

	2012	2011	2010
	RMB million	RMB million	RMB million

Sales of SIM cards and terminals	17,881	6,020	5,451
Cost of SIM cards and terminals	(16,774)	(4,926)	(4,361)
Others	1,101	1,465	1,246

	2,208	2,559	2,336

7	NON-OPERATING NET INCOME

	2012	2011	2010
	RMB million	RMB million	RMB million

Exchange gain/(loss)	17	(9)	(6)
Penalty income	256	257	257
Dividend income from unlisted securities	11	13	17
Others	331	310	417

	615	571	685

8	FINANCE COSTS

	2012	2011	2010
	RMB million	RMB million	RMB million

Interest on bank loans and other borrowings repayable within five years	1	7	—
Interest on bank loans and other borrowings repayable after five years	162	220	431
Interest on bonds	227	338	471

	390	565	902

9	DIRECTORS’ REMUNERATION

Directors’ remuneration is as follows:

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2012 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua*	180	1,152	660	282	2,274
WANG Jianzhou**	40	242	146	83	511
LI Yue	180	1,067	600	262	2,109
LU Xiangdong**	37	181	—	39	257
XUE Taohai	180	960	540	237	1,917
HUANG Wenlin	180	960	540	237	1,917
SHA Yuejia	180	960	540	236	1,916
LIU Aili	180	960	540	236	1,916
XIN Fanfei**	40	198	119	75	432
XU Long**	171	903	514	221	1,809

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

	2,753	7,583	4,199	1,908	16,443

*	Mr. XI Guohua was re-designated from Vice-Chairman to Chairman of the Company in March 2012.
**	Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company, Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company and Madam XIN Fanfei resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

9	DIRECTORS’ REMUNERATION (continued)

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2011 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

WANG Jianzhou	180	1,172	616	287	2,255
XI Guohua (appointed on 26 July 2011)	78	462	244	115	899
LI Yue	180	1,067	560	261	2,068
LU Xiangdong	180	960	504	236	1,880
XUE Taohai	180	960	504	236	1,880
HUANG Wenlin	180	960	504	236	1,880
SHA Yuejia	180	960	504	235	1,879
LIU Aili	180	960	504	235	1,879
XIN Fanfei	180	960	504	229	1,873
XU Long	180	950	504	232	1,866

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

	3,083	9,411	4,948	2,302	19,744

10	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended December 31, 2011 and 2012, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	191	112	123
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	44,325	41,693	39,726

		44,516	41,805	39,849

Deferred tax

Origination and reversal of temporary differences (note 20)	(iii)	(2,597)	(1,202)	(802)

		41,919	40,603	39,047

11	TAXATION (continued)

(a)	Taxation in the consolidated statements of comprehensive income represents: (continued)

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2011 and 2010: 16.5%) of the estimated assessable profits for the year ended December 31, 2012.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% (2011: 24%-25%, 2010: 22%-25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2012.

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2012	2011	2010
	RMB million	RMB million	RMB million

Profit before taxation	171,300	166,582	159,071

Notional tax on profit before tax, calculated at PRC’s statutory tax rate of 25% (note)	42,825	41,645	39,768
Tax effect of non-taxable items
- Share of profit of associates	(1,421)	(1,076)	(139)
- Interest income	(23)	(8)	(3)
Tax effect of non-deductible expenses on the PRC operations	970	736	562
Tax effect of non-deductible expenses on Hong Kong operations	82	66	111
Rate differential of certain PRC operations	(175)	(198)	(561)
Rate differential on Hong Kong operations	(114)	(16)	1
Tax credit on purchase of domestic telecommunications equipment	(64)	(171)	(352)
Others	(161)	(375)	(340)

Taxation	41,919	40,603	39,047

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

(c)	Current taxation in the consolidated balance sheets represents:

	2012	2011	2010
	RMB million	RMB million	RMB million

Provision for the PRC enterprise income tax for the year	44,325	41,693	39,726
Provision for Hong Kong profits tax for the year	191	112	123
Balance of the PRC enterprise income tax recoverable relating to prior year	(91)	(135)	(17)
The PRC enterprise income tax paid for the year	(33,664)	(30,830)	(30,730)
Hong Kong profits tax paid for the year	(58)	(70)	(59)

Balance as at December 31	10,703	10,770	9,043
Add: Tax recoverable	153	91	135

Current taxation	10,856	10,861	9,178

12	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000; 2010: RMB119,640,000,000) and the weighted average number of 20,090,824,422 shares (2011: 20,068,193,892 shares; 2010: 20,062,910,111 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2012	2011	2010
	Number of shares	Number of shares	Number of shares

Issued shares as at January 1	20,072,065,571	20,065,423,246	20,060,853,651
Effect of share options exercised	18,758,851	2,770,646	2,056,460

Weighted average number of shares as at December 31	20,090,824,422	20,068,193,892	20,062,910,111

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000; 2010: RMB119,640,000,000) and the weighted average number of 20,341,515,930 shares (2011: 20,315,252,412 shares; 2010: 20,321,332,465 shares), calculated as follows:

Weighted average number of shares (diluted)

	2012	2011	2010
	Number of shares	Number of shares	Number of shares

Weighted average number of shares as at December 31	20,090,824,422	20,068,193,892	20,062,910,111
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	250,691,508	247,058,520	258,422,354

Weighted average number of shares (diluted) as at December 31	20,341,515,930	20,315,252,412	20,321,332,465

13	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipments, furniture and fixtures and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
As at January 1, 2011	85,562	689,702	27,940	803,204
Additions from an acquisition of a subsidiary	—	—	8	8
Additions	787	1,427	1,273	3,487
Transferred from construction in progress	10,176	111,203	1,112	122,491
Reclassification	—	10,915	(10,915)	—
Disposals	—	(398)	(22)	(420)
Assets written-off	(242)	(53,198)	(1,121)	(54,561)
Exchange differences	(1)	(115)	(5)	(121)

As at December 31, 2011	96,282	759,536	18,270	874,088

As at January 1, 2012	96,282	759,536	18,270	874,088
Additions	765	1,502	1,390	3,657
Transferred from construction in progress	12,783	108,733	849	122,365
Disposals	—	(302)	(2)	(304)
Assets written-off	(622)	(38,141)	(1,824)	(40,587)
Exchange differences	—	1	—	1

As at December 31, 2012	109,208	831,329	18,683	959,220

Accumulated depreciation:
As at January 1, 2011	19,315	383,627	14,966	417,908
Reclassification	—	5,422	(5,422)	—
Charge for the year	4,140	90,142	2,831	97,113
Written back on disposals	—	(284)	(10)	(294)
Assets written-off	(171)	(47,516)	(1,021)	(48,708)
Exchange differences	—	(93)	(3)	(96)

As at December 31, 2011	23,284	431,298	11,341	465,923

As at January 1, 2012	23,284	431,298	11,341	465,923
Charge for the year	4,664	94,313	1,876	100,853
Written back on disposals	—	(296)	(1)	(297)
Assets written-off	(492)	(35,742)	(1,535)	(37,769)
Exchange differences	—	1	—	1

As at December 31, 2012	27,456	489,574	11,681	528,711

Net book value:
As at December 31, 2012	81,752	341,755	7,002	430,509

As at December 31, 2011	72,998	328,238	6,929	408,165

13	PROPERTY, PLANT AND EQUIPMENT (continued)

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets were RMB2,818,000,000 in 2012 (2011: RMB5,853,000,000, 2010: RMB2,763,000,000). These assets were disposed at scrap value.

14	CONSTRUCTION IN PROGRESS

	2012	2011
	RMB million	RMB million

Balance as at January 1	56,235	54,868
Additions	121,637	123,858
Transferred to property, plant and equipment	(122,365)	(122,491)

Balance as at December 31	55,507	56,235

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at December 31, 2012.

15	GOODWILL

	2012	2011
	RMB million	RMB million

Cost and carrying amount:
As at January 1 and December 31	36,894	36,894

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

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending December 31, 2017 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2011: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

16	OTHER INTANGIBLE ASSETS

	Brand name	Customer base	License and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
As at January 1, 2011	184	516	1,040	1,740
Additions	—	—	85	85
Exchange differences	—	—	(39)	(39)

As at December 31, 2011	184	516	1,086	1,786

As at January 1, 2012	184	516	1,086	1,786
Additions	—	—	174	174
Retirements	—	—	(64)	(64)

As at December 31, 2012	184	516	1,196	1,896

Accumulated amortization:
As at January 1, 2011	—	516	411	927
Amortization for the year	—	—	54	54
Exchange differences	—	—	(13)	(13)

As at December 31, 2011	—	516	452	968

As at January 1, 2012	—	516	452	968
Amortization for the year	—	—	68	68
Retirements	—	—	(64)	(64)

As at December 31, 2012	—	516	456	972

Net book value:
As at December 31, 2012	184	—	740	924

As at December 31, 2011	184	—	634	818

The amortization charge for the year is included in “other operating expenses” in the consolidated statements of the comprehensive income.

17	PRINCIPAL SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd. (“CMC”)*	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

Guangdong Mobile	PRC	RMB5,594,840,700	—	100%	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	—	100%	Mobile telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator

China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator

China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Beijing Co., Ltd.	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator

China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator

China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator

China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator

China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator

China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator

China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator

17	PRINCIPAL SUBSIDIARIES (continued)

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator

China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator

China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator

China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator

China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator

China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator

China Mobile Group Neimenggu Co., Ltd	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator

China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator

China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator

China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator

China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator

China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator

17	PRINCIPAL SUBSIDIARIES (continued)

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator

China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator

China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$356,947,689	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	—	Investment holding company

17	PRINCIPAL SUBSIDIARIES (continued)

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile International Limited	Hong Kong	1 share at HK$1	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Device Co., Ltd. (formerly “China Mobile Terminal Co., Ltd.”)	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and selling

China Mobile Group Finance Co., Ltd.##	PRC	RMB5,000,000,000	—	92%	Provision of non-banking financial services

*	Companies registered as wholly-foreign owned enterprises in the PRC.

**	Company registered as a sino-foreign equity joint venture in the PRC.

#	Effective interest held by the Group is 66.41%.

##

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”) was established by China Mobile Communications Corporation (“CMCC”) and China Mobile Group Beijing Co., Ltd. (“Beijing Mobile”), a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively. China Mobile Finance commenced its business operation in 2012.

18	INTEREST IN ASSOCIATES

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Share of net assets of associates	48,343	43,794

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity

Non-listed company

China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	20%	Provision of banking services

All the above investments in associates are owned by Guangdong Mobile, the Company’s wholly-owned subsidiary.

The carrying amounts of Group’s share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at December 31, 2011 and 2012.

As at December 31, 2012, the interests in associates include the investment in SPD Bank, which is a company listed on The Shanghai Stock Exchange, the PRC.

18	INTEREST IN ASSOCIATES (continued)

Summary financial information on SPD Bank:

	Assets	Liabilities	Revenue	Profit after tax
	RMB million	RMB million	RMB million	RMB million

2012
100%	3,145,707	2,966,048	82,952	34,186

Group’s effective interest (20%)	629,141	593,210	16,590	6,837

	Assets	Liabilities	Revenue	Profit after tax
	RMB million	RMB million	RMB million	RMB million

2011
100%	2,690,300	2,540,700	67,497	27,236

Group’s effective interest (20%)	538,060	508,140	13,499	5,447

The fair value of the interest in SPD Bank is disclosed in Note 37(e). The management has determined that there was no impairment of the Group’s interest in SPD Bank for the years ended December 31, 2011 and 2012.

19	INTEREST IN JOINTLY CONTROLLED ENTITY

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Share of net assets	6	7

Details of the Group’s interest in the jointly controlled entity are as follows:

Name of jointly controlled entity	Place of Incorporation and operation	Proportion of ownership interest held by the Group	Principal activity

CSVV B.V. (formerly “JIL B.V.”)	The Netherlands	25%	Research and develop telecommunication technologies and application services

CSVV B.V. was formed by the Company and two other shareholders in 2008, and commenced its operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. At the end of 2011, each of the four shareholders, including the Company, has contributed US$5,000,000 (equivalent to RMB34,000,000) to CSVV B.V. in accordance with the shareholders agreement.

CSVV B.V. is considered a jointly controlled entity since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. The Company and the other shareholders share joint control over the major economic activities of CSVV B.V..

As at and for the year ended December 31, 2012, the Group’s share of the CSVV B.V.’s current assets, non-current assets, current liabilities, net assets and loss for the year of CSVV B.V. are RMB6,000,000 (2011: RMB7,000,000), RMB nil (2011: RMB1,000,000), RMB nil (2011: RMB1,000,000), RMB6,000,000 (2011: RMB7,000,000) and RMB1,000,000 (2011: RMB1,000,000), respectively.

20	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheets and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2012

	As at January 1, 2012	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2012
	RMB million	RMB million	RMB million	RMB million

Deferred tax assets arising from:

Provision for obsolete inventories	25	72	—	97
Write-off of certain network equipment and related assets	1,382	253	—	1,635
Provision for certain operating expenses	5,710	1,374	—	7,084
Deferred revenue from customer point reward program	2,645	775	—	3,420
Impairment loss for doubtful accounts	1,151	157	—	1,308

	10,913	2,631	—	13,544

Deferred tax liabilities arising from:

Capitalized interest	(1)	1	—	—
Depreciation allowance in excess of related depreciation	(16)	(35)	—	(51)

	(17)	(34)	—	(51)

Total	10,896	2,597	—	13,493

Deferred tax assets and liabilities recognized and the movements during 2011

	As at January 1, 2011	Acquisition of a subsidiary	Credited/ (charged) to profit or loss	Exchange differences	As at December 31, 2011
	RMB million	RMB million	RMB million	RMB million	RMB million

Deferred tax assets arising from:

Provision for obsolete inventories	12	5	8	—	25
Write-off of certain network equipment and related assets	1,235	—	147	—	1,382
Provision for certain operating expenses	5,147	3	560	—	5,710
Deferred revenue from customer point reward program	2,114	—	531	—	2,645
Impairment loss for doubtful accounts	1,212	4	(65)	—	1,151

	9,720	12	1,181	—	10,913

Deferred tax liabilities arising from:

Capitalized interest	(4)	—	3	—	(1)
Depreciation allowance in excess of related depreciation	(35)	—	18	1	(16)

	(39)	—	21	1	(17)

Total	9,681	12	1,202	1	10,896

20	DEFERRED TAX ASSETS AND LIABILITIES (continued)

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Deferred tax assets recognized in the consolidated balance sheets	13,544	10,913
Deferred tax liabilities recognized in the consolidated balance sheets	(51)	(17)

	13,493	10,896

21	RESTRICTED BANK DEPOSITS

		As at December 31, 2012			As at December 31, 2011
	Note	Current assets	Non-current assets	Total	Current assets	Non-current assets	Total
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Restricted bank deposits
- Statutory deposit reserves	(i)	—	5,296	5,296	—	—	—
- Pledged bank deposits	(ii)	—	122	122	32	122	154

		—	5,418	5,418	32	122	154

(i)	The statutory deposit reserves are deposited by China Mobile Finance with the People’s Bank of China (“PBOC”) as required by the relevant rules and regulations, and are not available for use in the Group’s daily operations.

(ii)	Pledged bank deposits are related to the performance bonds issued by a bank in favor of the Communication Authority (formerly “the Office of the Telecommunications Authority”) of Hong Kong, in order to secure China Mobile Hong Kong Company Limited’s due performance of network coverage for license with maturity date in 2017.

22	OTHER FINANCIAL ASSETS

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Investment in unlisted equity securities in the PRC, at cost	127	127

23	INVENTORIES

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

SIM cards and terminals	5,000	5,445
Other consumables	2,195	2,499

	7,195	7,944

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Within 30 days	7,696	5,979
31 - 60 days	1,606	1,447
61 - 90 days	882	732
Over 90 days	1,538	1,007

	11,722	9,165

24	ACCOUNTS RECEIVABLE (continued)

(a)	Aging analysis (continued)

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	2012	2011	2010
	RMB million	RMB million	RMB million

Balance as at January 1	4,400	4,851	6,095
Impairment loss recognized	4,576	3,683	4,005
Accounts receivable written off	(3,702)	(4,133)	(5,248)
Exchange differences	—	(1)	(1)

Balance as at December 31	5,274	4,400	4,851

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Neither past due nor impaired	11,100	8,672
Less than 1 month past due	622	493

	11,722	9,165

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

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Prepayments and other current assets primarily consist of rental prepayment.

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

27	CASH AND CASH EQUIVALENTS

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Bank deposits with original maturity within three months	14,457	23,618
Cash at banks and in hand	56,449	62,641

	70,906	86,259

28	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Due within 1 month or on demand	102,676	95,744
Due after 1 month but within 3 months	6,847	6,984
Due after 3 months but within 6 months	5,554	5,237
Due after 6 months but within 9 months	4,176	3,736
Due after 9 months but within 12 months	4,643	4,565

	123,896	116,266

All of the accounts payable are expected to be settled within one year or are repayable on demand.

29	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	2012	2011
	RMB million	RMB million

Balance as at January 1	52,014	43,737
- Current portion	51,753	43,489
- Non-current portion	261	248
Additions during the year	255,746	240,342
Recognized in the statements of comprehensive income	(249,438)	(232,060)
Exchange differences	—	(5)

Balance as at December 31	58,322	52,014
Less: Current portion	(57,988)	(51,753)

Non-current portion	334	261

30	INTEREST-BEARING BORROWINGS

	Note	As at December 31, 2012	As at December 31, 2011
		RMB million	RMB million

Bonds	(a)	4,986	4,984
Deferred consideration payable	(b)	23,633	23,633

		28,619	28,617

All of the above interest-bearing borrowings are unsecured, and are not expected to be settled within one year.

(a)	Bonds

As at December 31, 2012, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”) issued by Guangdong Mobile, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(b)	Deferred consideration payable

As at December 31, 2012, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively. The balances are due on July 1, 2017 and July 1, 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the year ended December 31, 2012: 0.560% to 0.644% per annum; for the year ended December 31, 2011: 1.123% to 1.238% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

31	ACCRUED EXPENSES AND OTHER PAYABLES

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Receipts-in-advance	60,543	56,015
Other payables	12,232	12,125
Accrued salaries, wages and benefits	5,560	5,376
Accrued expense	25,439	18,846

	103,774	92,362

32	OBLIGATIONS UNDER FINANCE LEASES

The Group’s obligations under finance leases as at December 31 are as follows:

	As at December 31, 2012			As at December 31, 2011
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	68	3	71	68	3	71

33	EMPLOYEE RETIREMENT BENEFITS

(a)	As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

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

(b)	The Group also participates in the Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance with respect to employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$25,000 (HK$20,000 prior to June 2012). Contributions to the scheme vest immediately.

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS

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

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2012	2011

Options granted to directors
- on July 3, 2002	—	7,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	473,175	473,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	2,881,500	2,881,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Options granted to other employees*
- on July 3, 2002	—	25,361,299	50% two years from the date of grant,	10 years
			50% five years from the date of grant

- on October 28, 2004	115,416,275	118,013,235	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	268,565,399	269,151,939	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	387,811,349	416,363,148

*	The number of shares involved in the options outstanding at the beginning of the year included share options granted to Mr. WANG Jianzhou, Mr. LU Xiangdong and Mr. XU Long involving a total of 2,750,000 shares. Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company and Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2012		2011
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$

As at January 1	30.68	416,363,148	30.59	423,005,473
Exercised	23.09	(28,275,029)	24.72	(6,642,325)
Expired	22.85	(276,770)	—	—

As at December 31	31.24	387,811,349	30.68	416,363,148

Option vested as at December 31	31.24	387,811,349	30.68	416,363,148

The weighted average share price at the date of exercise for shares options exercised during the year was HK$83.35 (2011: HK$75.45).

The options outstanding as at December 31, 2012 had exercise prices ranging from HK$22.75 to HK$34.87 (2011: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 2.5 years (2011: 3.4 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2011 and 2012.

35	CAPITAL, RESERVES AND DIVIDENDS

(a)	Dividends

(i)	Dividends attributable to the year:

	2012	2011	2010
	RMB million	RMB million	RMB million

Ordinary interim dividend declared and paid of HK$1.633 (equivalent to approximately RMB1.331) (2011: HK$1.580 (equivalent to approximately RMB1.314); 2010: HK$1.417 (equivalent to approximately RMB1.236)) per share	26,842	25,857	24,550

Ordinary final dividend proposed after the balance sheet date of HK$1.778 (equivalent to approximately RMB1.442) (2011: HK$1.747 (equivalent to approximately RMB1.416); 2010: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,979	28,441	27,268

	55,821	54,298	51,818

35	CAPITAL, RESERVES AND DIVIDENDS (continued)

(a)	Dividends (continued)

(i)	Dividends attributable to the year: (continued)

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81085, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2012. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at December 31, 2012.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2012	2011	2010
	RMB million	RMB million	RMB million

Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.747 (equivalent to approximately RMB1.416) (2011: HK$1.597 (equivalent to approximately RMB1.359); 2010: HK$1.458 (equivalent to approximately RMB1.284)) per share	28,583	26,718	25,651

(b)	Share capital

(i)	Authorized and issued share capital

	2012	2011
	HK$ million	HK$ million

Authorized:
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

	2012			2011
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ million	RMB million		HK$ million	RMB million

Issued and fully paid:

As at January 1	20,072,065,571	2,007	2,140	20,065,423,246	2,006	2,139
Shares issued under share option scheme (note 35(b)(ii))	28,275,029	3	2	6,642,325	1	1

As at December 31	20,100,340,600	2,010	2,142	20,072,065,571	2,007	2,140

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

35	CAPITAL, RESERVES AND DIVIDENDS (continued)

(b)	Share capital (continued)

(ii)	Shares issued under share option scheme

During 2012, options were exercised to subscribe for 28,275,029 ordinary shares in the Company at a consideration of HK$652,875,000 (equivalent to RMB531,193,000) of which HK$2,828,000 (equivalent to RMB2,301,000) was credited to share capital and the balance of HK$650,047,000 (equivalent to RMB528,892,000) was credited to the share premium account. RMB25,000,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve comprises the following:

–	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

–

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

35	CAPITAL, RESERVES AND DIVIDENDS (continued)

(c)	Nature and purpose of reserves (continued)

(ii)	PRC statutory reserves (continued)

In accordance with relevant regulations issued by the Ministry of Finance of PRC, a wholly owned subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of gross risk-bearing assets to cover potential losses against such assets.

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

As at December 31, 2012, the Group’s total debt-to-book capitalization ratio was 4.0% (2011: 4.5%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the year ended December 31, 2010, 2011 and 2012.

	Note	2012	2011	2010
		RMB million	RMB million	RMB million

Telecommunications services revenue	(i)	2,113	1,709	859
Telecommunications services charges	(i)	1,580	1,138	2,037
Property leasing and management services charges	(ii)	785	776	951
Interest paid/payable	(iii)	161	219	431
Interconnection revenue	(iv)	253	279	319
Interconnection charges	(iv)	472	446	431
Network assets leasing revenue	(iv)	109	47	18
Network assets leasing charges	(iv)	2,950	328	94
Network capacity leasing charges	(v)	2,477	1,092	578
Revenue derived from cooperation of telecommunications services	(vi)	341	177	37
Charges for cooperation of telecommunications services	(vi)	1,936	1,154	536

Notes:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(iii)	The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and network assets leasing revenue and charges.

36	RELATED PARTY TRANSACTIONS (continued)

(a)	Transactions with CMCC Group (continued)

(v)	The amount represents the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to immediate holding company, are included in the following accounts captions summarized as follows:

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Accounts receivable	921	654
Other receivables	2	7
Prepayments and other current assets	46	5
Accounts payable	2,276	1,745
Accrued expenses and other payables	157	258

36	RELATED PARTY TRANSACTIONS (continued)

(c)	Transactions with associates

The Group has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates include the bank deposits placed at SPD Bank, the interest income received/receivable from SPD Bank, the mobile telecommunications services provided to SPD Bank, which were carried out in the ordinary course of business and dividend received/receivable from SPD Bank.

	Note	2012	2011
		RMB million	RMB million

Bank deposits (as at December 31)		29,089	17,320
Interest income	(i)	797	237
Mobile telecommunications services fees	(ii)	61	44
Dividend income		1,120	458

Notes:

(i)	Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (note 36(a)) and associates (note 36(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

–	rendering and receiving telecommunications services, including interconnection revenue/charges

–	purchasing of goods , including use of public utilities

–	placing of bank deposits

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

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheets, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

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

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheets date) and the earliest date the Group would be required to repay:

	As at December 31, 2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	123,896	123,896	123,896	—	—	—
Bills payable	1,159	1,159	1,159	—	—	—
Accrued expenses and other payables	103,774	103,774	103,774	—	—	—
Amount due to ultimate holding company	39	39	39	—	—	—
Amount due to immediate holding company	16	16	16	—	—	—
Interest-bearing borrowings
- Deferred consideration payable	23,633	24,263	141	222	10,156	13,744
- Bonds	4,986	6,085	225	450	5,410	—
Obligations under finance leases	68	71	71	—	—	—

	257,571	259,303	229,321	672	15,566	13,744

	As at December 31, 2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	116,266	116,266	116,266	—	—	—
Bills payable	1,616	1,616	1,616	—	—	—
Accrued expenses and other payables	92,362	92,362	92,362	—	—	—
Amount due to ultimate holding company	285	285	285	—	—	—
Amount due to immediate holding company	33	33	33	—	—	—
Interest-bearing borrowings
- Deferred consideration payable	23,633	24,563	204	257	257	23,845
- Bonds	4,984	6,310	225	450	450	5,185
Obligations under finance leases	68	71	71	—	—	—

	239,247	241,506	211,062	707	707	29,030

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c)	Interest rate risk

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

The following table sets out the interest rate profile of the Group’s floating interest bearing borrowings at the balance sheet date:

	2012		2011
	Effective interest rate	RMB million	Effective interest rate	RMB million

Deferred consideration for acquisition of subsidiaries in 2002	0.88%	9,976	1.12%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	0.90%	13,657	1.24%	13,657

As at December 31, 2012, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration payable would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB236,000,000 (2011: RMB236,000,000).

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

As at December 31, 2012, total cash and bank balances of the Group amounted to RMB408,321,000,000 (2011: RMB333,100,000,000). The interest income for 2012 was RMB12,313,000,000 (2011: RMB7,866,000,000) and the average interest rate was 3.32% (2011: 2.51%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,077,000,000 (2011: RMB2,508,000,000).

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

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 0.9% (2011: 1.2%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

During the year, the Group had not entered into any forward exchange contracts.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31 except as follows:

	As at December 31, 2012		As at December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million

Interest in associate	48,343	37,008	43,794	31,674
Interest-bearing borrowings - bonds	4,986	4,908	4,984	4,845

The fair value of investment in associate and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

38	COMMITMENTS

(a)	Capital commitments

The Group’s capital commitments outstanding as at December 31 not provided for in the financial statements were as follows:

	2012	2011
	RMB million	RMB million

Commitments in respect of land and buildings
- authorized and contracted for	8,043	4,772
- authorized but not contracted for	30,903	34,089

	38,946	38,861

Commitments in respect of telecommunications equipment
- authorized and contracted for	23,150	17,754
- authorized but not contracted for	150,382	85,108

	173,532	102,862

Total commitments
- authorized and contracted for	31,193	22,526
- authorized but not contracted for	181,285	119,197

	212,478	141,723

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at December 31 are as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at December 31, 2012
Within one year	6,836	3,758	1,032	11,626
After one year but within five years	14,886	4,161	970	20,017
After five years	4,484	1,035	70	5,589

	26,206	8,954	2,072	37,232

As at December 31, 2011
Within one year	6,090	1,718	838	8,646
After one year but within five years	12,993	2,368	560	15,921
After five years	4,050	574	92	4,716

	23,133	4,660	1,490	29,283

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

39	NON-ADJUSTING POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 35(a)(i).

On August 23, 2012, CMC , a wholly-owned subsidiary of the Company, entered into a share subscription agreement (“the Agreement”) with ANHUI USTC IFLYTEK Co., Ltd. (“Anhui USTC”). Pursuant to the Agreement, CMC has conditionally agreed to subscribe for and Anhui USTC has conditionally agreed to issue 70,273,935 ordinary shares at a total consideration and direct costs of RMB1,363,000,000. Upon completion with the terms in the Agreement, the Company will, through CMC, hold 15% equity interests in Anhui USTC. Anhui USTC’s shares are traded in The Shenzhen Stock Exchange, the PRC. The transaction was approved by China Securities Regulatory Commission on February 4, 2013.

40	ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company as at December 31, 2012 to be CMCC, a company incorporated in the PRC.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

41	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

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

Impairment of property, plant and equipment, inventories, investment in associates, goodwill and other intangible assets

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, inventories, investment in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

42	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2012 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IAS 27, Separate Financial Statements	January 1, 2013
IAS 28, Investments in Associates and Joint Ventures	January 1, 2013
Revised IAS 19, Employee benefits	January 1, 2013
Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendments to IFRS 7, Financial instruments: Disclosures, - Disclosures - Offsetting financial assets and financial liabilities	January 1, 2013
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014
IFRS 9, Financial Instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application. So far the Group has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

43	CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(a)	Condensed statements of comprehensive income

	2012	2011	2010
	RMB million	RMB million	RMB million

Dividend income	14,400	68,762	50,613

Operating expenses	111	83	89

Interest income	15	11	15

Non-operating net income	3	—	—

Finance costs	(164)	(241)	(476)

Profit before taxation	14,143	68,449	50,063

Taxation	—	—	—

PROFIT FOR THE YEAR	14,143	68,449	50,063

Other comprehensive income for the year:

Exchange differences on translation of financial statements of overseas entities	(7)	(186)	(53)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	14,136	68,263	50,010

(b)	Condensed balance sheets

	As at December 31, 2012	As at December 31, 2011
	RMB million	RMB million

Non-current assets	476,790	476,819

Current assets	16,979	57,729

Current liabilities	33	56

Non-current liabilities	28,619	28,617

NET ASSETS	465,117	505,875

TOTAL EQUITY	465,117	505,875

43	CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (continued)

(c)	Condensed cash flow statements

	2012	2011	2010
	RMB million	RMB million	RMB million

Net cash used in operating activities	(90)	(80)	(92)

Net cash generated from investing activities	15,364	13,137	7,894

Net cash used in financing activities	(15,226)	(14,231)	(12,060)

Net increase/(decrease) in cash and cash equivalents	48	(1,174)	(4,258)

Cash and cash equivalents at beginning of year	919	2,259	6,662

Effect of changes in foreign exchange rate	7	(166)	(145)

Cash and cash equivalents at end of year	974	919	2,259

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd., Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between China Mobile Group Hebei Co., Ltd. and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. And Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation). (10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(11)

4.22	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication, Co., Ltd. (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from KPMG.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 25, 2012.