Form 20-F
period 2013-12-31
CHINA MOBILE LTD /ADR/
filed 2014-04-25
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 20,102,539,665 ordinary shares, par value HK$0.10 per share, were issued and outstanding.

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

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including 3G and 4G services and services based on evolution of 3G and 4G technology, and our ability to attract customers to these services;

•	our objectives and strategies for the development of our terminal procurement and distribution business;

•	the planned development of future generations of mobile telecommunications technologies and other technologies and related applications;

•

the anticipated evolution of the industry chain of 3G, 4G and future generations of mobile telecommunications technologies, including future development in, and availability of, terminals that support our provision of services based on 3G, 4G and future generations of mobile telecommunications technologies;

•	the expected impact of the potential implementation in China of value-added tax on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in “Item 3. Key Information — Risk Factors”.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2013. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2011, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue(1)	459,857	492,743	537,806	581,835	630,177	104,098
Operating expenses(1)	311,069	339,653	383,948	429,105	494,528	81,690
Profit from operations	148,788	153,090	153,858	152,730	135,649	22,408
Profit before taxation	153,836	159,071	166,582	171,300	158,579	26,195
Taxation	(38,413)	(39,047)	(40,603)	(41,919)	(36,776)	(6,075)
Profit for the year attributable to equity shareholders	115,166	119,640	125,870	129,274	121,692	20,102
Basic earnings per share(2)	5.74	5.96	6.27	6.43	6.05	1.00
Diluted earnings per share(2)	5.67	5.89	6.20	6.36	5.98	0.99
Basic earnings per ADS(2)	28.71	29.82	31.36	32.17	30.27	5.00
Diluted earnings per ADS(2)	28.35	29.44	30.98	31.78	29.91	4.94

	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Number of shares utilized in basic calculation (in thousands)	20,057,674	20,062,910	20,068,194	20,090,824	20,101,232	20,101,232
Number of shares utilized in diluted calculation (in thousands)	20,312,459	20,321,332	20,315,252	20,341,516	20,343,120	20,343,120
Consolidated Balance Sheet Data:
Working capital(3)	77,500	66,202	109,441	148,797	96,276	15,904
Cash and cash equivalents	78,894	87,543	86,259	70,906	44,931	7,422
Bank deposits	185,613	204,803	246,687	331,997	374,977	61,942
Accounts receivable	6,405	7,632	9,165	11,722	13,907	2,297
Property, plant and equipment	360,075	385,296	408,165	430,509	479,227	79,163
Total assets	751,368	861,935	952,558	1,052,109	1,167,392	192,839
Bonds–current portion(4)	—	4,981	—	—	—	—
–non-current portion	9,918	4,982	4,984	4,986	4,989	824
Deferred consideration payable(5)	23,633	23,633	23,633	23,633	—	—
Total liabilities	243,734	284,532	302,139	326,800	376,668	62,221
Share capital	2,139	2,139	2,140	2,142	2,142	354
Shareholders’ equity	506,748	576,157	649,064	723,447	788,773	130,296
Other Financial Data:
Capital expenditures and land lease prepayments(6)	116,675	114,338	124,414	125,024	140,041	23,133
Net cash generated from operating activities	207,123	231,379	226,756	230,709	224,985	37,165
Net cash used in investing activities	(165,927)	(171,572)	(169,356)	(191,176)	(171,475)	(28,326)
Net cash used in financing activities	(49,774)	(51,051)	(58,420)	(54,897)	(79,431)	(13,121)
Dividend declared	49,544	51,818	54,298	55,821	52,675	8,701
Dividend declared per share (RMB)	2.471	2.595	2.730	2.773	2.621	0.43
Dividend declared per share (HK$)	2.804	3.014	3.327	3.411	3.311	0.43

(1)	Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.
(2)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2009, 2010, 2011, 2012 and 2013. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(3)	Represents current assets minus current liabilities.
(4)	The guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million were fully redeemed upon maturity in June 2011.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. The deferred consideration was fully repaid by December 31, 2013. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(6)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.0537 = US$1.00 and HK$7.7539 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.2240 = US$1.00 and HK$7.7539 = US$1.00, respectively, on April 18, 2014. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2013	6.1209	6.0815	October 2013	7.7545	7.7524
November 2013	6.0993	6.0903	November 2013	7.7535	7.7512
December 2013	6.0927	6.0537	December 2013	7.7550	7.7517
January 2014	6.0600	6.0402	January 2014	7.7663	7.7534
February 2014	6.1448	6.0591	February 2014	7.7645	7.7547
March 2014	6.2273	6.1183	March 2014	7.7669	7.7563
April 2014 (up to April 18, 2014)	6.2240	6.1966	April 2014 (up to April 18, 2014)	7.7568	7.7525

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2009, 2010, 2011, 2012 and 2013 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565

Risk Factors

The following factors, and those factors described in our other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may have a material adverse effect on our business, financial condition, results of operations and prospects as well as the value of our ordinary shares and ADSs.

Risks Relating to Our Business

We may not be able to maintain the same level of growth as we have experienced over the past decade, which could have a material adverse effect on our financial condition and results of operations as well as our profitability.

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, in recent years, we have experienced a lower rate of growth as measured by our revenue, and in 2013, we experienced a decrease in profit from operations, profit before taxation and net profit, as well as a decrease in market share, compared to 2012. We cannot assure you that we will be able to achieve a high level of growth in the future due in part to the increased market saturation and competition among mobile telecommunications operators and from other related industries in Mainland China. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 90.8% as of December 31, 2013. Moreover, the restructuring of the telecommunications industry in 2008 and measures adopted by the PRC government in 2013 that permit certain operators approved by the MIIT, which are commonly referred to as the mobile virtual network operators, or MVNOs, to lease and repackage mobile services for sale to end customers, have significantly changed the competitive landscape in the telecommunications industry in Mainland China and have resulted and will result in further intensified competition among existing industry participants as well as increasing competition from providers offering telecommunications services using alternative technologies, in particular Internet service providers. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” All of these factors, among others, have contributed to a slowdown in the growth in demand for our telecommunications services in Mainland China. In addition, our costs for the provision of telecommunications services may increase in order for us to maintain our growth. Our efforts to achieve growth could be hampered and our profitability may decrease if we are unable to compete effectively with other telecommunications services providers and Internet service providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. As a result of the restructuring of the PRC telecommunications industry in 2008, principal participants in the telecommunications industry in Mainland China include United Network Communications Group Company Limited, or China Unicom, China Telecommunications Corporation, or China Telecom, and us. Both China Telecom and China Unicom are full-service telecommunications services providers that have had permission to operate both fixed-line telecommunications networks and mobile telecommunications networks since 2008, whereas CMCC received permission from the MIIT to operate fixed-line telecommunications services on December 4, 2013. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 4. Information on the Company — Business Overview — Competition.” In addition, the PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile telecommunications services from other providers. Our market share decreased to 62.1% as of December 31, 2013. We cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability as we may incur significant additional selling expenses to retain existing customers and attract new customers. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period will end on December 31, 2015, subject to further adjustment by MIIT. In December 2013 and February 2014, the applications of 19 applicants to lease and repackage mobile services and provide mobile services to end customers were approved. Approved applicants included Jingdong Century Trading Co., which operates one of Mainland China’s largest e-commerce sites, Net.cn, a subsidiary of Alibaba Group, one of Mainland China’s largest e-commerce companies, and Suning and GOME, two leading retail franchises in Mainland China. We are currently negotiating a number of similar prospective arrangements. The MIIT plans to accept applications until July 1, 2014 and may approve additional applications. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to decline, which may adversely affect our business, financial condition and results of operations.

Our ability to compete effectively will depend on how successfully we respond to various factors affecting the telecommunications industry in Mainland China, including changes in consumer preferences and demand for existing services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Rapid development of new technologies, new services and products, and new business models, including Over The Top products such as instant voice and messaging services, may have a material adverse effect on our business, financial condition and results of operations.

The rapid development of new technologies, new services and products, and new business models has begun to eliminate the distinctions between local, long distance, wireless, cable and Internet communication services and bring new competitors into the telecommunications market. As a result, we are subject to increasing competition from non-traditional telecommunications services providers, such as Internet service providers and mobile software and applications developers, as they gain an increasing share of the telecommunication industry value chain. These new competitors compete against us in both voice and data businesses by offering mobile Internet access, Over The Top products such as instant voice and messaging services, and other mobile services. See “— Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from telecommunications services providers that use alternative technologies, which could materially and adversely affect on our business and market position.”

Revenue generated from wireless data traffic grew substantially in 2013, partly due to increased penetration of smartphones and improvements in our services provided on our upgraded networks. However, there is no guarantee that our wireless data traffic business will continue to grow at a high speed or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue and revenue generated from SMS and MMS. We cannot assure you that the measures we are taking in response to these challenges will achieve the results we expect.

The TD-SCDMA industry chain requires further development. As a result, we have encountered and may continue to encounter challenges in the deployment of our 3G services.

We are committed to developing and carrying on our 3G business based on the Time Division Synchronous Code Division Multiple Access, or TD-SCDMA, technology. As a result, our ability to deploy and deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. However, we face intense competition in the delivery of 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA 2000, technologies, both of which are widely used in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be as competitive as the WCDMA or CDMA 2000 technology, or otherwise ends up not being widely adopted, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects may suffer and our revenues and profitability could be materially and adversely affected. We may not be able to successfully overcome our current challenges and may encounter new challenges in the development of our 3G business, and the deployment of our 3G services may not proceed according to anticipated schedules.

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

We are developing and carrying on our 4G business based on the TDD mode long-term evolution, or TD-LTE, technology. On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. As of December 31, 2013, we have launched TD-LTE services in 16 cities in Mainland China, and the number of cities where we have launched TD-LTE services continues to increase. As of March 31, 2014, the number of 4G customers has reached 2,793,000. We expect that the number of TD-LTE base stations that we have in Mainland China will reach approximately 500,000 by the end of 2014. However, our ability to successfully deploy and deliver 4G services depends on various factors, including the maturity level of TD-LTE technology and availability of terminals. We may encounter unexpected technological difficulties and risks in developing and implementing new telecommunications technologies, including TD-LTE technology, and as a result may incur substantial cost or service disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also encounter limited availability of terminals, such as handsets, data cards and other terminals such as MiFi, which is a wireless router acting as mobile Wi-Fi hotspot, and customer-premises equipment, to meet the demand of our business development based on TD-LTE technology. As a result, we cannot assure you that our plan to implement TD-LTE technology and provide telecommunications services based on TD-LTE technology will achieve expected results.

In addition, we expect to make substantial investments in the development of our 4G services, including construction of infrastructure networks and base stations. Accordingly, the amount of our capital expenditures in future years could remain high. We expect that 33% of our capital expenditures in 2014, or RMB74.9 billion, will be used in the construction of our TD-LTE mobile communication networks. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If we are unable to launch and provide 4G services in a commercially viable manner and on a timely basis, our ability to realize benefits from our significant capital investment and expenses in our networks and 4G services will be limited, and our operating revenue and profit from operations could be materially and adversely affected.

Future implementation of value-added tax in Mainland China will reduce our operating revenue and may decrease our profitability.

Our business operations in Mainland China are subject to PRC business tax, which is assessed against our operating revenue at a rate of 3% or 5%. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation issued a pilot tax program under which value-added tax, instead of business tax will be levied on the provision of certain services that previously would be subject to business tax in China. The pilot tax program will be implemented in the transportation industry and certain service sectors in selected regions of Mainland China. Effective from January 1, 2012, transportation companies and companies in certain service sectors in Shanghai became subject to value-added tax in lieu of the PRC business tax. In 2012 and 2013, transportation companies and companies in certain service sectors in the remaining parts of Mainland China became subject to value-added tax in lieu of the PRC business tax. Effective from January 1, 2014, the program was extended to railroad transportation and postal service companies. The application of the pilot tax program may be expanded to other industries, including telecommunications, in the future. The timetable for applying the pilot program to the telecommunications industry and the applicable tax rate remain uncertain. The imposition of value-added tax on certain services provided by us may decrease our profitability.

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

In August 2012, China Mobile Communication Co., Ltd., or CMC, our wholly-owned subsidiary, entered into a share subscription agreement with Anhui USTC iFLYTEK Co., Ltd., or Anhui USTC, a company listed on the Shenzhen Stock Exchange, pursuant to which CMC would subscribe for 15% of the shares of Anhui USTC for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and Anhui USTC also entered into a strategic cooperation agreement to cooperate in various areas, including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and basic telecommunications businesses and informatization of the telecommunications industry. In collaboration with Anhui USTC, we launched “Lingxi”, a smart voice assistant application. We cannot assure you that our investment in Anhui USTC will achieve the desired level of return or the strategic cooperation will produce the expected benefits, if at all.

Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position.

In recent years, the telecommunications industry in Mainland China has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile telecommunications technologies that we currently employ may become obsolete. In addition, the development and application of new technologies involve time, substantial costs and risks. We may encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, the rapid development of new technologies, new services and products and new business models has also accelerated the convergence of local, long distance, wireless, cable and Internet communication services and resulted in new competitors entering the telecommunications market. See “— Rapid development of new technologies, new services and products, and new business models, including Over The Top products such as instant voice and messaging services, may have a material adverse effect on our business, financial condition and results of operations.”

The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. In order to meet the challenges posed by changes in technology and business models, we are carrying out our strategic transformation consisting of: (1) the coordinated and synergistic development of our GSM, TD-SCDMA, WLAN and TD-LTE businesses in order to facilitate the transition from voice-centric to data-centric operations; (2) a shift in the focus of our business development from communications to the mobile Internet and information consumption; and (3) the building up of our infrastructure and the improvement of our fundamental network capabilities in order to support the transition from mobile communications operations to innovative full service operations. However, as the implementation of the components of our strategic transformation, as well as the development of new businesses, such as mobile Internet, “Internet of Things” and cloud computing, require significant time, costs and risk, we may not be able to successfully implement the components of our strategic transformation, launch or develop such new businesses within a short time period, or otherwise achieve the expected benefits.

Substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructures.

Our wireless data traffic business has experienced significant growth in recent years, which contributed to the growth of our operating revenue and provides our business with further opportunities for development. In addition, we have launched our TD-LTE services, which are expected to drive further growth in data traffic. The continued substantial increase in data traffic resulting from the growth of our wireless data traffic business, our TD-LTE business and the proliferation of smartphones significantly strains the existing capacity of our telecommunications network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network, including our TD-LTE infrastructure, to carry increasing data traffic. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

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

Some employee misconduct, including misconduct by senior management, may not be detected or prevented in a timely manner, and such misconduct may damage our reputation and cause the trading price of our ordinary shares and ADSs to decrease.

Certain of the management personnel of our company and our subsidiaries, including certain executive directors, were alleged to have engaged in unlawful conduct in recent periods, including in 2013. Such allegations of unlawful conduct include the acceptance of bribes. While some of these incidents are still under investigation, we believe that such management misconduct are isolated incidents resulting from individual misconduct.

In order to further strengthen our internal system and policies for detecting and preventing similar and other misconduct, we have re-examined our policies and procedures and have implemented additional operational measures. In particular, with respect to our business cooperation arrangements with third parties, we have adjusted the model of business cooperation and have implemented more stringent policies and processes. These efforts are expected to reduce the probability of third parties engaging in improper business relationships with our employees. We have also further expanded the type of equipment and products that are subject to centralized procurement. Furthermore, we have implemented a rotation policy under which the management of our major operating subsidiaries will rotate among different subsidiaries every few years. In addition, we have revised our policy in relation to, and strengthened control over, the material investment projects. We have also provided ongoing compliance and ethics trainings to our employees.

As described above, we have taken various measures to prevent employee misconduct. We cannot assure you, however, that all misconducts or allegations of misconduct by our management and staff will be detected or prevented in a timely manner. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be severely harmed, and the trading price of our ordinary shares and ADSs could decrease significantly.

We are controlled by CMCC, which may not always act in our best interest.

As of March 31, 2014, CMCC indirectly owned approximately 73.66% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects — Overview of Our Operations — Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G business pursuant to arrangements with CMCC, which was granted licenses by the PRC government to operate a 3G business based on TD-SCDMA technology. The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with the interests of us or our other shareholders.

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

In addition, under current PRC laws, rules and regulations, our ordinary shares listed on the Hong Kong Stock Exchange will not be interchangeable or fungible with any shares we may decide to list on a Mainland China stock exchange, and there is no trading or settlement between these two markets. As a result, the trading prices of our ordinary shares listed on the Hong Kong Stock Exchange may not be the same as the trading prices of any shares we may decide to list on a Mainland China stock exchange. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially and adversely affect, the prices of our ordinary shares and ADSs listed in overseas markets.

Pursuant to a statement jointly issued by the China Securities Regulatory Commission, or CSRC, and Hong Kong Securities and Futures Commission, or the SFC, on April 10, 2014, the CSRC and the SFC will implement a pilot scheme that would allow investors in Mainland China to trade shares in designated companies listed on The Stock Exchange of Hong Kong Limited, including constituent stocks of the Hang Seng Composite LargeCap Indexes such our ordinary shares, subject to certain quota limitations. We cannot predict what impact such new initiatives on cross-border investment by investors in Mainland China will have on the trading prices of our ordinary shares and ADSs.

Our future network capacity growth may be constrained by the frequency spectrum available to us.

Mobile telecommunications network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile telecommunications operators in Mainland China, the capacity of our mobile telecommunications network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45x2 MHz of spectrum allocated to us, 40x2 MHz in the 900 MHz and 1800 MHz frequency bands is allocated for use nationwide, and 5x2 MHz in the 1800 MHz frequency band is allocated for use in the cities of Beijing, Shanghai and Chengdu and Guangdong province. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 130 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to further develop our 4G services. We cannot assure you that we will be able to obtain additional spectrum from the MIIT that would meet our expectations or business needs on a timely basis. Our network expansion or upgrade plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and materially and adversely affect our business and prospects as well as our financial condition and results of operations.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business, profitability and growth.

Our mobile telecommunications services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all calls between our customers and customers of other networks. We have entered into interconnection and transmission line leasing agreements with other operators. Any disruption on our interconnection with the networks of other operators with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and in turn our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that could severely harm our operations and materially decrease our profitability and growth.

Current and potential future changes in the settlement standards for network interconnections, including the implementation of asymmetrical changes, could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

The MIIT has decided to adjust the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. With effect from January 1, 2014, when mobile users of China Telecom and China Unicom in Mainland China and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. Current and potential future changes in the settlement standards for network interconnections, including the implementation of asymmetrical changes such as those that took effect on January 1, 2014, could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

Compliance with the SEC’s new rule for disclosures on “conflict minerals” may be time consuming and costly and could adversely affect our reputation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a new rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The new rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. The first conflict minerals report is due June 2, 2014. We will incur additional costs to comply with the new due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and may be materially affected by any change in the regulatory environment, especially in the telecommunications industry, in the PRC.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. For instance, we cannot predict when or if changes in tariff policies may occur. Future adverse changes in tariff policies could significantly decrease our revenues and materially reduce our profitability.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on a 3G license granted to CMCC by the MIIT. Any future adverse change in the conditions or other obligations relating to these approvals and licenses could have a material adverse effect on our business, financial condition, results of operations and prospects.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.

The PRC government has in the past extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. Under the restructuring initiatives relating to the telecommunications industry in Mainland China announced in May 2008, the PRC government may also implement necessary asymmetrical regulatory measures over a period of time, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape. One of the regulatory measures announced by the MIIT in 2008 as part of the restructuring initiatives was the offering of roaming services across different mobile telecommunications networks. Under such roaming services, the prices at which the mobile telecommunications services providers may settle for these inter-network roaming services would be initially set by the PRC regulatory authorities. We cannot predict at this point in time the impact, if any, such offering of roaming services or other measures may have on our business and prospects. In addition, the PRC government may implement other asymmetrical regulatory measures. For example, the MIIT has decided to adjust, effective January 1, 2014, the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. See “Item 4. Information on the Company — Business Overview — Regulation — Interconnection Charges.” In addition, the MIIT has decided to expand the mobile number portability policy that has been under trial implementation in Tianjin Municipality and Hainan Province to Jiangxi Province, Hubei Province and Yunnan Province. The PRC government may continue to expand the trial implementation of the mobile number portability policy to other areas of Mainland China. The implementation and expansion of the mobile number portability policy may have a greater impact on us, as a leading operator, than on our competitors.

The PRC government may also adopt other regulatory measures that may harm our competitive position. For example, the PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. In December 2013 and February 2014, the applications of 19 applicants to lease and repackage mobile services and provide mobile services to end customers were approved. Each of the approved applications pertained to proposed arrangements with China Telecom, China Unicom, or both, but none of the approved applications involved proposed arrangements with us. We are currently negotiating a number of similar prospective arrangements. The MIIT plans to accept applications until July 1, 2014 and may approve additional applications. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT.

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

While the scope of specific universal services obligations is not yet clear, we believe that these services may include mandatory provision of basic mobile telecommunications services in less economically developed areas in Mainland China and mandatory contribution to a universal service fund. In addition, as part of the transitional measure prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications services providers in Mainland China, including us, to participate in a project to provide basic telecommunications services in remote villages in Mainland China.

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

Risks Relating to Mainland China

An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws, rules and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involves uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and taxation, may also materially and adversely affect our financial condition, result of operations and prospects.

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

If a recent initial decision rendered by the Administrative Law Judge, or the ALJ, in administrative proceedings brought by the SEC against the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, becomes final, we could become unable to timely file future financial statements in compliance with the requirements of the U.S. Securities Exchange Act of 1934, as amended.

In December 2012, the SEC instituted administrative proceedings against the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the audit work papers of these firms with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The ALJ’s initial decision has been appealed by these firms. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC’s review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, as amended, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4.	Information on the Company.

We provide a full range of mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2013, the total population residing in Mainland China exceeded 1.3 billion. Based on publicly available information, we are the leading provider of mobile telecommunications services in Mainland China and the largest provider of mobile telecommunications services in the world as measured by total number of customers as of December 31, 2013. As of the same date, our total number of customers reached approximately 767.2 million, representing approximately 62.1% of all mobile customers in Mainland China. As of March 31, 2014, our total number of customers reached approximately 781.1 million.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, from CMCC, ZTE, Eastern Communications Co., Ltd., Beijing Digital China Limited, Ningbo Bird Co., Ltd. and Shenzhen Huawei Investment & Holding Co., Ltd. for an aggregate purchase price of RMB237,070,000 (approximately US$37,666,630). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2014, we held 99.97% of equity interest in China Mobile Device.

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

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in Mainland China, other than China Tietong and us, currently also include China Telecom and China Unicom. China Telecom and China Unicom currently operate both mobile and fixed-line telecommunications services. On December 4, 2013, the MIIT granted CMCC permission to authorize us to operate fixed-line telecommunications services.

Organizational Structure

As of March 31, 2014, CMCC owned 73.66% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2014, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

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

Starting from January 7, 2009, we also offer mobile telecommunications services using the TD-SCDMA standard. We operate our 3G business based on an Internet Protocol based core mobile telecommunications network that is shared by our 2G, 3G and 4G services as well as the TD-SCDMA network capacity leased from CMCC. See “— Mobile Telecommunications Networks” below. We intend to use the TD-SCDMA network to primarily carry data traffic from mobile phones. CMCC’s TD-SCDMA wireless network covered all county-level or above cities and some towns and villages in Mainland China as of December 31, 2013.

In addition, we provide our customers with high-speed Internet access through wireless local area networks, or WLAN (also known as Wi-Fi), through our WLAN access points located throughout Mainland China. We intend to use our WLAN network to primarily carry Internet data from computers, mobile phones and other terminals. As of December 31, 2013, we had approximately 4.29 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China.

Moreover, we undertook large scale investments in the development of our TD-LTE network in 2013. We intend to use the TD-LTE network to primarily carry high bandwidth and high quality wireless broadband businesses. On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. As of December 31, 2013, we have launched TD-LTE services in 16 cities in Mainland China, and the number of cities where we have launched TD-LTE services continues to increase. As of March 31, 2014, the number of 4G customers has reached 2,793,000. We expect that the number of our TD-LTE base stations in Mainland China will reach approximately 500,000 by the end of 2014, and our TD-LTE network will basically realize contiguous coverage in all cities, urban areas of counties and key villages and towns in Mainland China by the end of 2014. We will also carry out Voice-Over-LTE, or VoLTE, live network testing and we aim to achieve the commercialization of VoLTE by the end of 2014 and establish our first mover advantage in this field. In addition, we started providing commercial 4G services in Hong Kong in 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong in 2009 and 2012, respectively.

Furthermore, we cooperate with China Tietong in strengthening our capabilities to provide full telecommunications services. On December 4, 2013, the MIIT granted to CMCC permission to authorize us to operate fixed-line telecommunications services in Mainland China. We continue to increase our reserves of basic resources, such as metropolitan area transmission networks, public Internet and broadband access networks in Mainland China, accelerate Internet Data Center, or IDC, development and focus on the development of services such as dedicated lines for corporate customers.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile telecommunications market, we intend to: (1) carry out the coordinated and synergistic development of our GSM, TD-SCDMA, WLAN and TD-LTE businesses in order to facilitate the transition from voice-centric to data-centric operations; (2) shift the focus of our business development from communications to the mobile Internet and information consumption; and (3) build up infrastructure and improve fundamental network capabilities in order to support the transition from mobile communications operations to innovative full service operations.

Coordinated and Synergistic Development of Businesses Carried by the Four Networks. We have continued to carry out the coordinated and synergistic development of our GSM, TD-SCDMA, WLAN and TD-LTE businesses in order to facilitate the transition from voice-centric to data-centric operations. We also have maintained our advantage in both network coverage and voice quality in our 2G network. We significantly enhanced the carrying capacity of our 3G network and ensured continuous outdoor coverage in cities and the central areas of counties, as well as effective coverage in township and village hotspots. We designed the construction of our WLAN networks to achieve better allocation of data traffic, and we further optimized our network architecture in order to achieve significant data traffic migration from our 2G network to our 3G and WLAN networks. We vigorously promoted the construction of our 4G (TD-LTE) network.

Developing Our Mobile Internet Business. We are shifting the focus of our business development from communications to the mobile Internet and information consumption. We accelerated the development of specialized services for corporate customers, further expanded Internet television services and home network gateways for family customers and improved high-quality cloud services for individual customers. We further promoted the portal functions of our services such as “Mobile Market”, “Lingxi”, “Fetion” and “Wireless City”, and enhanced the integration and distribution of proprietary featured services. We have introduced the concept of converged communication, consisting of “New Call, New Message, and New Contact”, which seeks to integrate the functionalities of voice calls, messaging and contacts and improve user experience in the 4G era. Upon building up our “smart pipes”, we will continue to create open platforms, specialty services and user-friendly interfaces, and enter into arrangements with our partners to achieve greater value.

Supporting the Transition from Mobile Communications Operations to Innovative Full Service Operations. We continued to build up infrastructure and improve fundamental network abilities to support our transition from mobile communications operations to innovative full service operations. We further improved the transmission capacity of our fiber optic cable and the accessibility of our corporate customer dedicated lines and strengthened our capabilities in introducing and allocating Internet traffic. By the end of 2013, our Internet traffic on-net rate was 91%. In December 2013, CMCC received permission to operate fixed-line communications services, and we became a full-service operator. We are focused on developing our transmission network, public Internet and broadband network, and we will leverage our 4G network to promote wireless broadband access and realize our second-mover advantage in the development of our full service operations.

In order to achieve the foregoing goals, we will focus on improving the quality of our networks, the quality of our services and our business support capabilities. See “— Service Quality.” Moreover, we will continue to improve our customer services to achieve broader customer satisfaction. See “— Customer Services.” In addition, we will make efforts to enhance our operational efficiency by establishing a number of subsidiaries, such as China Mobile International and China Mobile Device, that operate certain aspects of our businesses. In addition, we will continue to focus on retaining existing customers, expanding corporate customer base, achieving growth in our wireless data business, developing new businesses and increasing sales of terminals.

Customers and Usage

Our customer base has grown substantially from approximately 710.3 million at the end of 2012 to approximately 767.2 million at the end of 2013. As of December 31, 2013, we had a market share of approximately 62.1% in Mainland China. As of March 31, 2014, our total number of customers reached approximately 781.1 million, and our total number of 3G and 4G customers reached approximately 215.4 million and 1.34 million, respectively. Our customer growth is primarily attributable to a number of factors, including:

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

•

the further development of TD-SCDMA industry chain, in particular the increasing availability of TD-SCDMA handsets, especially smartphones, in the market which contributes to the increase in our 3G customer base;

•	the increasing prevalence of customers using multiple SIM cards; and

•	the launch and development of our 4G business.

We continued to experience growth in our corporate customer base in 2013. As of December 31, 2013, the total number of our corporate accounts reached 3.23 million, and the number of individual customers served under corporate accounts reached 30% of our total customer base.

However, due to the increasing mobile penetration rate and intensified competition among mobile telecommunications operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage was 4.32 trillion minutes in 2013, representing an increase of approximately 3.0% from 2012. Our short message services, or SMS, usage totaled 734.1 billion messages in 2013, representing a decrease of approximately 1.4% from 2012. Wireless data traffic reached 2,011.8 billion megabytes in 2013 from 1,039.2 billion megabytes in 2012. The lower growth rate of our voice usage and the decrease in SMS usage are partly due to the increasing competition from providers offering Over The Top products such as instant voice and messaging services.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2011	2012	2013
Customer Base (in millions)	649.6	710.3	767.2
Total Voice Usage (in billions of minutes)	3,887.2	4,192.3	4,316.0
Wireless Data Traffic (in billions of megabytes)	361.4	1,039.2	2,011.8
Including: Mobile Data Traffic (in billions of megabytes)	161.0	289.8	526.8
Average Minutes of Usage Per User Per Month (minutes)(1)	525	512	486
Average Revenue Per User Per Month (RMB)(2)	71	68	67
Average Monthly Churn Rate (%)(3)	3.21	3.25	3.15

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the revenue from telecommunications services during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The revenue from telecommunications services in 2011, 2012 and 2013 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.
(3)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile telecommunications networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services experienced a slowdown in growth due to the substitution effect of mobile Internet and a decline in tariffs, and total voice usage increased approximately 3.0% in 2013 compared to 2012.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data business includes short message and multimedia message services, or SMS and MMS, wireless data traffic business and applications and information services.

SMS refers to services that employ the existing network resources and the corresponding functions of mobile telecommunications terminals to deliver and receive text messages, mainly including customer-to-customer messages, corporate SMS, “Monternet”-based short messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. SMS usage decreased from 744.5 billion messages in 2012 to 734.1 billion messages in 2013, and revenue generated from SMS and MMS decreased from RMB44,215 million in 2012 to RMB41,320 million in 2013 due to the increasing competition from and substitution effect of providers offering Over The Top products such as instant voice and messaging services.

Our wireless data traffic business includes mobile data traffic service and WLAN service. Wireless data traffic increased from 1,039.2 billion megabytes in 2012 to 2,011.8 billion megabytes in 2013. Revenue generated from wireless data traffic business reached RMB108,239 million in 2013, compared to RMB68,257 million in 2012.

Mobile Data Traffic. Our mobile data traffic service is a service that we provide to our customers that enables wireless access to the Internet through 2G, 3G or 4G networks. We experienced significant growth in the provision of mobile data traffic services in 2013, with mobile data traffic reaching 526.8 billion megabytes in 2013, representing a 81.8% increase compared to 2012. Revenue generated from mobile data traffic service reached RMB105,373 million in 2013, compared to RMB66,529 million in 2012.

WLAN. WLAN service refers to a service that provides high-speed Internet access through WLAN. We further streamlined the verification process for our customers to access our WLAN and experienced significant growth in our WLAN service in 2013. As of December 31, 2013, we had approximately 4.29 million access points covering locations such as airports, hotels, conference centers, schools and exhibition centers throughout Mainland China. Data traffic carried by WLAN reached 1,485.0 billion megabytes in 2013, compared to 749.4 billion megabytes in 2012. Revenue generated from WLAN service reached RMB2,866 million in 2013, compared to RMB1,728 million in 2012.

Our applications and information services include various mobile application products such as “Migu Music”, “and-Reading”, “and-Video”, “and-Gaming”, “and-Animation”, “and-Wallet”, “and-Map”, “Lingxi”, “Mobile Market”, “Wireless City”, and “Internet of Things”, as well as specialized services for corporate customers, such as dedicated lines and IDC. Revenue generated from applications and information services reached RMB57,327 million in 2013, compared to RMB53,876 million in 2012.

“Migu Music”. “Migu Music” is a mobile phone- and personal computer-based platform for licensed music. “Migu Music” provides our customers with a one-stop shop for services such as digital music streaming, downloads and interactive features.

“and-Reading”. “and-Reading” provides our customers with content services, including books, magazines and audio books, through mobile phones and other terminals.

“and-Video”. “and-Video” provides our customers with mobile network-based video services, which enable our customers to download or stream various types of videos, such as news, movies, entertainment and sports programs on their mobile phones and other terminals.

“and-Gaming”. “and-Gaming” provides mobile game downloads and online gaming services to our customers.

“and-Animation”. “and-Animation” enables our customers to stream and download animation and comics, as well as related digital services such as icons, emoticons, virtual personas and images, through mobile phones and other terminals.

Revenue generated from our “Migu Music” (excluding Color Ring, which is our dial tone customization product), “and-Reading”, “and-Video”, “and-Gaming” and “and-Animation” reached RMB6,573 million in 2013, representing an increase of 35.4% over RMB4,854 million in 2012.

Some of our other applications and information services, including mobile payment services, such as “and-Wallet”, and location based services, such as “and-Map”, also experienced further development in 2013, and we have strengthened our efforts in developing other new products and applications in our data business, such as cloud services, “Lingxi”, which is a smart voice assistant application.

We have been making efforts to build up open platforms through our “Mobile Market” in the past few years. “Mobile Market” serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses.

In 2013, we expanded the application of “Internet of Things” to various areas such as urban management, smart transportation and industrial control, and have developed standardized “Internet of Things” products including home security service, automobile fleet management service and remote surveillance. We are also in the process of building high quality and centralized “Internet of Things” networks. The number of “Internet of Things” users increased from 22.45 million in 2012 to 32.00 million in 2013. Our “Wireless City” platform provides citizens with various information services covering government affairs, traffic control, public administration and other areas, and is a platform that facilitates communications among government authorities, corporations and citizens.

We believe that data business will continue to be one of the fastest growing segments of the telecommunications market in Mainland China in the coming years. In 2013, we increased the promotion of our data business by launching new products and increasing marketing efforts. Our data services revenue increased to RMB206,886 million in 2013, representing an increase of 24.4% from 2012. As a percentage of revenue from telecommunications services, data services revenue increased to 35.0% in 2013 from 29.7% in 2012.

We also plan to continue promoting industry-specific applications of data business to corporate customers to further enhance the penetration and utilization of our data business. During 2013, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. In addition, we expanded our “Internet of Things” applications and Mobile e-Commerce businesses in different areas involving our corporate customers. As of December 31, 2013, the total number of our corporate accounts reached 3.23 million.

Strategies Relating to 3G Services.

We have been operating our 3G business by leasing wireless network capacity from CMCC since 2009. We have enhanced our efforts to market new 3G services, products and applications, including through our voice and data businesses, to individuals, families, corporations and those in need of industry information products. In 2013, the network utilization of the TD-SCDMA network increased, and data traffic continued to migrate from our 2G network to our TD-SCDMA network. We expect the TD-SCDMA network to continue to play an important role in carrying voice and data traffic. We intend to further develop our 3G business by, among other things, leveraging the support from the PRC government in terms of land use, frequency resources and construction of wireless cities.

Development of 4G Services.

On December 4, 2013, the MIIT granted permission to CMCC, China Telecom and China Unicom to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. As of December 31, 2013, we have launched TD-LTE services in 16 cities in Mainland China, and the number of cities where we have launched TD-LTE services continues to rise. As of March 31, 2014, the number of 4G customers has reached 2,793,000. We expect that the number of our TD-LTE base stations that we have in Mainland China will reach approximately 500,000 by the end of 2014, and our TD-LTE network will basically realize contiguous coverage in all cities, urban areas of counties and key villages and towns in Mainland China by the end of 2014. We also plan to expand our cooperation with international telecommunications operators to provide 4G roaming services. Furthermore, we plan to focus on the development of multi-mode, multi-band terminals, low cost TD-LTE terminals, and self-branded terminals. We also plan to leverage the strengths of our 4G services to promote higher-quality voice services, the integration of multiple types of messaging and the integration of social networks and other personalized services.

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

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile telecommunications operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts for voice usage during off-peak hours and in low-traffic areas, tariff discounts for wireless data traffic during off-peak hours and tariff discounts for specified recipients.

In 2013, we introduced mix-and-match plans, which allow our customers greater flexibility in customizing the voice, data traffic and applications components of their plans. For middle-to-high-end customers, we created a “single price” plan for local, long distance and roaming calls. We also expanded the coverage of our “RMB1/2/3” international roaming zones and created data-focused plans.

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks or the Internet. These agreements provide for arrangements relating to interconnection settlement.

Our networks interconnect with the networks of other operators, which enables our customers to communicate with the customers of those operators. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are generally standardized from province to province.

The MIIT has decided to adjust, effective January 1, 2014, the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. See “— Regulation — Interconnection Charges.”

Roaming

We provide roaming services to our customers, which allow them to access mobile telecommunications services while they are physically outside of their registered service area or in the coverage areas of other mobile telecommunications networks in other countries and regions with which we have roaming arrangements.

A mobile customer using domestic roaming services is charged at our roaming usage charges or, for outgoing international long distance calls, international long distance charges. A mobile customer using international roaming services incurs charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. In March 2008, the PRC regulators reduced the maximum rate at which a mobile telecommunications services provider may charge on domestic roaming services. In December 2009, the PRC regulators further promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used. We believe that the decrease in roaming usage charges helped drive growth in voice volume usage and that growth in voice volume usage helped partially offset the negative impact of the decline in roaming usage charges.

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, other relevant departments and business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, cooperating with industry partners, procurement testing and certification of network devices, mobile terminals and information technology systems. In 2013, our main R&D efforts were focused on a number of aspects:

TD-LTE. We improved the maturity and performance of TD-LTE products through our extended, large scale TD-LTE trial. We optimized the circuit switched fallback, or CSFB, and dual-standby LTE voice solutions, which reduced the cost of upgrading our network while maintaining user experience. We developed Nanocell and multi-mode mini-relay products, which helped enhance indoor coverage with lower cost and shorter time to market. In addition, we developed the F/A/D broadband antenna and electronically adjustable antenna, which reduced the complexity and costs for installation, operation and optimization. We also cooperated with global industry players in the Global TD-LTE Initiative, or GTI, and we developed the first five-mode 13-frequency global LTE phone.

Networks and Services. We improved transmission distance by 45% and capacity by up to three times through our research in 100G technology. Our “Traffic 800” solution, which allows data service fees to be paid by a third party, was launched in Guangdong. We created a full series of Packet Transport Network-based, or PTN-based, products to meet the requirements of the corporate customer. We optimized the user experience for Lingxi Voice Assistant and M-Cloud products.

Next-Generation Converged Communication. We introduced the concept of “New Call, New Message, and New Contact”, with improved user experience, to redefine communication services for the 4G era. We also completed the white paper on “Next-Generation Converged Communication”, which highlights our initiative of full collaboration with all business partners to create a new industry landscape.

Big Data and Cloud Computing. We developed “Big Cloud” version 2.5 and completed its resource pool, big data management and cloud management modules, which have been utilized in the fields of public cloud, private cloud and enterprise customers. We developed our Open Mobile Platform, or OMP, version 2.0 product and commercially launched this product in Guangdong, Sichuan and Liaoning.

E-Business. We improved the capability of end-to-end products for mobile e-business. In addition, we developed the NFC-SIM based mobile payment product for bank cards and commercially launched 29 financial corporation products.

Internet of Things. We developed the first chipset and cloud platform for “Internet of Things”. We developed the soft SIM product, i.e., SIM 1.0, and launched this product in the main stream modules. We established the industry standard for the intelligent monitoring of e-bikes, based on our e-bike anti-theft product.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. In addition to providing retail sales and network connection services, our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, sale of terminals and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain services to our customers through electronic channels, including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. Sales effected through our electronic channels have increased consistently in recent years and the percentage of our business transactions that were processed through our electronic channels further increased in 2013. Furthermore, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of electronic channels and the integration of resources relating to sales and marketing channels. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched brands and products which cater to the specific needs of different customer groups to increase awareness of our brands and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We aim to retain individual customers, corporate customers as well as family customers. In 2013, we launched our primary commercial brand of “and!”. Each of our customer groups, including our middle-to-high-end customer group as well as our low-end customer group, is supported by a series of tailored service packages.

Moreover, we provide differentiated applications and services to our corporate customers under customized service contracts. As of December 31, 2013, we had signed service contracts with approximately 3.23 million corporate accounts, and individual customers served under these service contracts with corporate accounts accounted for approximately 30% of our total customers. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

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

In 2013, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal. Our customers may also purchase SIM cards and handsets through our electronic channels. We have also actively promoted electronic channels, including expanding scope of services provided through our electronic channel and shortening the processing time at the electronic channel, and the percentage of our business transactions that were processed through the electronic channels further increased in 2013. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS and refunding before investigation in case of a billing dispute for Monternet services to ensure our customers would be fully informed of the payments they would make. We continued to filter spam SMS and software that were sent to our customers. Our continued improvement in customer services resulted in broader customer satisfaction in 2013.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In particular, we continued to lead the industry in 2013 in terms of low voice call drop rate of both our 2G and 3G networks and highly successful connection rate. Our complaint rate continues to be the lowest in the industry. In addition, the network speed of our Internet business has been further enhanced. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain high-value customers by providing high quality services. We have implemented a “Customer Point Reward Program”, which is a bonus point-based scheme that rewards customers according to their service consumption, loyalty and payment history. This represents an important measure by us to retain high-value customers. Customers are identified and grouped as Diamond, Gold and Silver card members according to their respective value contribution and points accrued. Different levels of membership entitle members to different privileges. In addition, certain high-value customers may receive rewards, including free usage or discounts on handsets, through redemption of bonus points or pre-payment of fees. In addition, we offer special services to our VIP members, including cross-region services, airport VIP services, hospital VIP services and handset service clubs.

In 2013, we further enhanced customer loyalty through offering middle-to-high-end handsets and entering into long-term contracts with our middle-to-high-end customers.

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

Corporate Social Responsibility and Sustainable Development.

We are committed to fulfilling our responsibilities to stakeholders and proactively implementing a sustainable development strategy. We have focused on energy conservation and environmental protection in many aspects of our operations. In 2013, we further deepened our “Green Action Plan” to enhance energy saving and emissions reduction, and realized a reduction of 23% in power consumption per unit of business. We have also strived to provide more environment-friendly information solutions to our customers. As we were issued the 4G (TD-LTE) license on December 4, 2013, we anticipate the launch of additional and improved customer-oriented information solutions. We also continued to help remote villages in Mainland China to build up basic communication facilities, thereby contributing to the informatization of society. We fully support philanthropic activities; in 2013, we continued to provide aid to impoverished children with congenital heart disease in screening and surgery, and we continued to support education in under-developed areas in central and western China. In 2013, we were included in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) and were listed in the Dow Jones Sustainability Indices for the sixth consecutive year. We were also included in the Hang Seng Corporate Sustainability Index by Hang Seng Indexes and Reputex for the fourth consecutive year.

Terminals

The TD-SCDMA industry chain has undergone substantial development in recent years . The main TD-SCDMA terminal models are as competitive as WCDMA or CDMA 2000 terminals in terms of launching time, quality and price. We sold more than 150 million TD-SCDMA handsets in 2013, a large percentage of which were sold through China Mobile Device, our subsidiary engaging in procuring and distributing terminals. We have also launched two self-branded terminal models and we plan to launch more self-branded terminal models in the future.

We have launched our TD-LTE services, and we plan to focus on the development of multi-mode, multi-band terminals, low cost TD-LTE terminals.

We have also entered into a long-term cooperation agreement with Apple Inc. and successfully introduced iPhone models that support TD-LTE and TD-SCDMA.

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

Trademark

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. On January 1, 2013, we entered into a trademark license agreement, or the 2013 Trademark License Agreement, to replace the trademark license agreement that we entered into in 2008, or the 2008 Trademark License Agreement. Under the 2013 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. No license fee is payable by us to CMCC during the term of the 2013 Trademark License Agreement.

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Korea, Taiwan, Thailand, the United States, South Africa and Yemen. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name as a trademark in Malaysia, in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

In 2013, we unveiled our new corporate logo. An application for registration of the new logo has been filed in Mainland China and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been filed in the United States and United Kingdom. In addition, individual applications have been filed in Hong Kong, Macau and Taiwan.

Mobile Telecommunications Networks

Over the past several years, we have performed a number of technological improvements and upgrading to our core mobile telecommunications network, which has evolved into an integrated network that is capable of supporting transmissions using the 2G standard, 3G standard and 4G standard. We have built an Internet Protocol based core network that is capable of supporting the GSM, TD-SCDMA, WLAN and TD-LTE networks, which we believe could also evolve into a network that supports other future generations of mobile telecommunications technologies.

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

We are developing and carrying on our 4G business based on the TD-LTE technology. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We started providing commercial 4G services in Hong Kong in 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong in 2009 and 2012, respectively. In January 2012, the TD-LTE Advanced technology, as a successor technology to the TD-LTE technology, was recognized as one of the international standards for future generations of technology by the International Telecommunication Union. On December 4, 2013, the MIIT granted permission to CMCC, China Telecom and China Unicom to operate TD-LTE businesses. As of March 31, 2014, the number of 4G customers has reached 2,793,000, and the number of cities where we have launched TD-LTE services continues to rise. We expect that the number of our TD-LTE base stations in Mainland China will reach approximately 500,000 by the end of 2014.

Network Capacity Expansion and Optimization Plans. Our customers currently use our 2G services, our 3G services, our WLAN services, our 4G services, or all of them. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G, 3G and 4G services, and expanding the coverage and capacity of our integrated network. Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum.

Spectrum. A mobile telecommunications network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum to be used for transmission and reception, respectively, to our parent company, CMCC. Of the 45x2 MHz of spectrum allocated to us, 40x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands is used nationwide, and 5x2 MHz of spectrum in the 1800 MHz frequency band, is used in the cities of Beijing, Shanghai and Chengdu and Guangdong Province. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 130 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. Typically, base stations are of limited size, as base station equipment does not generally require significant space. As of the end of 2013, the number of our 2G base stations reached 881,000, compared to 810,000 as of the end of 2012.

The number of 3G base stations that we lease from CMCC reached approximately 446,000 as of the end of 2013, compared to 280,000 as of the end of 2012. We anticipate that we will need more new 3G base stations in connection with the expansion of our 3G networks.

We expect that the number of TD-LTE base stations that we have in Mainland China will reach approximately 500,000 by the end of 2014.

We cannot assure you that we will be able to obtain the requisite number of base station sites on reasonable commercial terms.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile telecommunications equipment and in accordance with technical standards set by the MIIT. In 2013, we purchased our networks equipment primarily from Huawei Technologies, ZTE, Ericsson, Nokia Siemens and FiberHome Technologies.

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

In connection with the acquisition, we and SPD Bank also entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank will cooperate in the areas of mobile finance and mobile e-Commerce businesses in Mainland China, such as mobile payment, including on-site payment and remote payment, as well as in the sharing of customers services and channels resources. The term of cooperation is five years, which will be automatically renewed for successive one-year terms unless terminated. The scope of cooperation will include, but will not be limited to, the joint development of mobile payments business, mobile bank cards business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of mobile finance software and mobile security technologies. The parties agree to jointly explore cooperation in mobile fund transfer business. The parties also agree to promote their cooperation in the areas of basic banking services and basic telecommunications services, and leverage on their respective competitive advantages to bring synergies in terms of branding, customers, channels and network platform resources into full play. Through such strategic cooperation, we and SPD Bank have issued co-branded bank cards in some provinces in Mainland China, and are also developing near field communication services, including mobile bill payment, mobile remittance and other mobile payment applications and products.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile telecommunications network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. Our market share was approximately 62.1% as of December 31, 2013. In addition, pursuant to the policy initiative announced in May 2008, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line telecommunications networks and mobile telecommunications networks. On December 4, 2013, the MIIT granted CMCC permission to authorize us to operate fixed-line telecommunications services in Mainland China. Our competitors may also benefit from any asymmetrical and other regulatory measures that may be adopted by the PRC government from time to time. In addition, the PRC government has begun to allow certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers on a trial basis and we may face increasing competition from these new mobile network operators. We also face increasing competition from providers offering telecommunications services using alternative technologies. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

Regulation

The mobile telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and the Ministry of Commerce, encompass all key aspects of mobile telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

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

The PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period will end on December 31, 2015, subject to further adjustment by MIIT. In December 2013 and February 2014, the applications of 19 applicants to lease and repackage mobile services and provide mobile services to end customers were approved. We are currently negotiating a number of similar prospective arrangements. The MIIT plans to accept applications until July 1, 2014 and may approve additional applications.

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

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band, RMB14 million per MHz for the 1800 MHz frequency band, and RMB1.4 million per MHz per province for non-nationwide use. Spectrum usage fees are charged on the basis that uplink and downlink frequencies are separately charged. Spectrum usage fees for TD-SCDMA networks are currently charged at the annual rate of RMB15 million per MHz for the 960 MHz to 2300 MHz frequency bands and RMB12 million per MHz for the 2300 MHz to 2690 MHz frequency bands, while rates for indoor-only frequency bands are set at 30% of the corresponding full rates. As of March 31, 2014, no detailed standards have been promulgated for spectrum usage fees for TD-LTE networks. The relevant regulatory authorities in China may review these fee arrangements in the future.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In addition, a user of numbering resources is required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under the applicable regulations, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in Mainland China. Under the current telecommunications regulations, telecommunications tariffs are categorized into market based tariffs, government guidance tariffs and government standard tariffs. As a general matter, the actual price range in each service area is proposed by a network operator in that service area, and must be approved by the relevant price regulatory authorities in that service area. In addition, local usage charges, monthly fees, maximum domestic roaming usage charges and maximum domestic long distance tariffs (other than tariffs for IP phone calls) are also determined generally by the MIIT in consultation with the NDRC. In August 2005, the MII amended its tariff regulations relating to certain telecommunications services, which gave network operators more flexibility in setting, among other things, their domestic and international long distance tariffs and domestic roaming usage charges, provided that these tariffs and charges do not exceed the respective maximum tariffs it determined in consultation with the NDRC and that the tariff plans are filed with the MII (and, currently, with the MIIT) and the NDRC or, in some cases, the relevant price regulatory authorities at the provincial level. In January 2014, the State Council issued a circular to abolish a number of regulatory approval requirements, including the requirement for approval of telecommunications tariff standards.

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

Interconnection Charges. The MIIT has decided to adjust the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. With effect from January 1, 2014, when mobile users of China Telecom and China Unicom in Mainland China and our mobile users in Mainland China (excluding TD-SCDMA users with specified prefix numbers of 157 and 188) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. The interconnection settlement policies for TD-SCDMA remain unchanged, meaning that when mobile users of China Telecom and China Unicom in Mainland China and our TD-SCDMA users with specified prefix numbers of 157 and 188 make calls to each other, the settlement charges payable by China Telecom and China Unicom to us are RMB0.06/minute, and the settlement charges payable by us to China Telecom and China Unicom are RMB0.012/minute. When users of different basic telecommunications operators in Mainland China send SMS or MMS to each other, the settlement charges for SMS were adjusted from RMB0.03/message to RMB0.01/message, and the settlement charges for MMS were adjusted from RMB0.10/message to RMB0.05/message. The implementation of asymmetrical interconnection charges such as those described above could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

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

Sharing of Telecommunications Infrastructure. In April 2013, the MIIT and the SASAC jointly issued the 2013 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure. The opinions defined shared facilities as consisting of transmission towers, transmission poles, base stations, pipelines, and indoor distribution systems, and identified ten types of key sites, including railways, subways, and highways, and three key areas of construction, namely the construction of TD-SCDMA networks, inter-provincial trunk cables and domestic extensions of international transmission systems. The opinions require that, for the construction of base stations, pipelines and other telecommunications infrastructure in the above key areas of construction, joint construction is mandatory whenever conditions allow, and sharing is mandatory whenever conditions allow. For WLAN construction in the ten specified types of key sites, joint construction is mandatory whenever conditions allow.

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

Employees

As of December 31, 2011, 2012 and 2013, we had 175,336, 182,487 and 197,030 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2013 were classified in the following table. Approximately 65.85% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by functions as of December 31, 2013.

Management	31,774
Technical	60,976
Marketing	68,018
General affairs	30,310
Other	5,952

Total	197,030

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations to date, and we believe that our relations with our employees are good.

The number of workers sourced by third parties that provided services to us reached 311,920 as of December 31, 2013.

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

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2011	2012	2013
Total Voice Usage (in billions of minutes)	3,887.2	4,192.3	4,316.0
Wireless Data Traffic (in billions of megabytes)	361.4	1,039.2	2,011.8
Including: Mobile Data Traffic (in billions of megabytes)	161.0	289.8	526.8
Operating Revenue(1) (in RMB millions)	537,806	581,835	630,177
Operating Expenses(1) (in RMB millions)	383,948	429,105	494,528
Profit Attributable to Equity Shareholders (in RMB millions)	125,870	129,274	121,692

(1)	Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

In 2011, 2012 and 2013, our customer base and voice usage volume continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Our total net increase in the number of customers was 56.9 million in 2013 and our total customer base reached 767.2 million as of December 31, 2013. Our total voice usage increased by 7.8% in 2012, and by 3.0% in 2013. Our wireless data traffic increased by 187.6% in 2012, and by 93.6% in 2013. Our mobile data traffic increased by 80.0% in 2012, and by 81.8% in 2013. As a result, our operating revenue increased by 8.2% in 2012, and by 8.3% in 2013. Our data business continued to grow, and our data services revenue accounted for 29.7% and 35.0% of our revenue from telecommunications services in 2012 and 2013, respectively. Our operating expenses increased by 11.8% in 2012, and by 15.2% in 2013. Our profit attributable to equity shareholders increased by 2.7% in 2012, and decreased by 5.9% in 2013.

The PRC economy continued to grow in terms of GDP by 7.7% in 2013, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile telecommunications operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 90.8% as of December 31, 2013, the mobile telecommunications markets in some economically developed regions of Mainland China has begun to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile telecommunications services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile telecommunications market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations”, “Risk Factors — Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position” and “Risk Factors — Risks Relating to the Telecommunications Industry in Mainland China — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Prior to September 13, 2012, we had an arrangement with CMCC under which CMCC maintained its settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collected the relevant usage fees and other fees from us and paid the same to the relevant mobile telecommunications services providers in foreign countries and regions. On September 13, 2012, we entered into an agreement with CMCC, pursuant to which CMCC would gradually transfer its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with certain telecommunications services providers is being gradually phased out.

We have also entered into a telecommunications services cooperation agreement with CMCC, pursuant to which we and CMCC provide customer development services to each other by utilizing our respective sales channels and resources, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of each other. Since 2013, we have paid the leasing fees to CMCC for the “Village Connect” assets constructed before 2013 and undertaken the investments on any new “Village Connect” assets after 2013.

We have also entered into a network capacity leasing agreement with CMCC, pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. We have also entered into a network assets leasing agreement with CMCC, pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other for a leasing fee.

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

Our ARPU Has Declined and May Further Decline in the Future

Our average revenue per user, or ARPU, decreased from RMB68 in 2012 to RMB67 in 2013, primarily due to the fact that a significant number of our new customers are users with relatively low usage of mobile telecommunications services and the availability of alternative services through the Internet. This decline was also due to the gradual implementation of the tariff adjustments that generally resulted in declines in tariffs. As we continue to expand our customer base and implement tariff adjustments, we expect our ARPU to further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2011, 2012 and 2013. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, allowance for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

(ii) sales of products are recognized when title passes to the buyer;

(iii) for offerings that include the provision of services and the discounted sale of mobile terminals, the Group determines the revenue from the sale of the mobile terminals by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions that offer customer points rewards when the services are provided, the consideration allocated to the customer points rewards is based on its relative fair value, which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

Interest Income

Interest income is recognized as it accrues using the effective interest method.

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

Depreciation

Depreciation is based on the estimated useful lives of items of property, plant and equipment, less their estimated residual value, if any, to write off the cost of these items using the straight-line method over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually. We determine the useful life and residual values of our assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 2(h) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Impairment of Property, Plant and Equipment, Interest in Associates, Goodwill and Other Intangible Assets

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charges or reversal of impairment in future periods. No impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets was recorded in 2011, 2012 or 2013.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2011	2012	2013
	(in millions of RMB)
Operating revenue(1):
Revenue from telecommunications services	527,999	560,413	590,811
Revenue from sales of products and others	9,807	21,422	39,366

Total	537,806	581,835	630,177

Operating expenses(1):
Leased lines	5,188	9,909	18,727
Interconnection	23,533	25,140	25,998
Depreciation	97,113	100,848	104,699
Personnel	28,672	31,256	34,376
Selling expenses	78,636	80,232	91,834
Cost of products sold	23,120	41,448	61,363
Other operating expenses	127,686	140,272	157,531

Total	383,948	429,105	494,528

Profit from operations	153,858	152,730	135,649
Non-operating net income	571	615	910
Interest income	8,413	12,661	15,289
Finance costs	(565)	(390)	(331)
Share of profit of associates	4,306	5,685	7,062
Share of loss of a joint venture	(1)	(1)	—

Profit before taxation	166,582	171,300	158,579
Taxation	(40,603)	(41,919)	(36,776)

Profit for the year	125,979	129,381	121,803

Attributable to:
Equity shareholders	125,870	129,274	121,692
Non-controlling interests	109	107	111

Profit for the year	125,979	129,381	121,803

(1)	Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services mainly consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic and applications and information services. Other revenue from telecommunications services mainly represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased by 8.3% from RMB581,835 million in 2012 to RMB630,177 million (US$104,098 million) in 2013. This increase was primarily due to our efforts to achieve favorable retention rates for middle-to-high-end customers, grow our data traffic operations and further develop our corporate customer business and terminal sales business. Our total number of customers was 767.2 million as of December 31, 2013, compared to 710.3 million as of December 31, 2012.

Revenue from telecommunications services increased by 5.4% from RMB560,413 million in 2012 to RMB590,811 million (US$97,595 million) in 2013. Voice services revenue decreased by 3.4% from RMB368,025 million in 2012 to RMB355,686 million (US$58,755 million) in 2013. This decrease principally resulted from the substitution effect of mobile Internet services, which resulted in a slowdown in the growth of voice usage. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.088 in 2012 to RMB0.082 in 2013. With intensified market competition and with further declines in tariffs, our average voice services revenue per minute may continue to decline in future periods. In order to mitigate the downward trend of voice services, we are providing more attractive tariff packages in order to effectively promote voice usage and actively maintain the value of our voice services business. As a percentage of revenue from telecommunications services, voice services revenue decreased from 65.7% in 2012 to 60.2% in 2013.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2012	2013
	(Revenue, in millions of RMB)
SMS and MMS	44,215	41,320
Wireless data traffic	68,257	108,239
Applications and information services	53,876	57,327

Data services revenue	166,348	206,886

Data services revenue as a percentage of revenue from telecommunications services	29.7%	35.0%

Data services revenue increased by 24.4% from RMB166,348 million in 2012 to RMB206,886 million (US$34,175 million) in 2013. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on network optimization and upgrading and sale of 3G smartphones. Our data business includes SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 6.5% to RMB41,320 million in 2013 from RMB44,215 million in 2012 as SMS and MMS tariffs continued to decline, competition from Internet instant messaging applications continued to intensify, and SMS service volume decreased for the first time with a decrease of 1.4% over the previous year. Revenue generated from wireless data traffic, which has become a strong driver of revenue growth, grew by 58.6% to RMB108,239 million in 2013, as compared to RMB68,257 million in 2012, primarily due to the significant increase in mobile data traffic resulting from the rapid development of the mobile Internet business and the increasing market penetration of smartphones. Growth of applications and information services, in particular “Migu Music”, “and-Reading”, “and-Video”, “and-Gaming”, and “and-Animation”, was also an important driver for our data business. Revenue generated from applications and information services grew by 6.4% to RMB57,327 million in 2013, as compared to RMB53,876 million in 2012. As a percentage of revenue from telecommunications services, data services revenue increased from 29.7% in 2012 to 35.0% in 2013. We expect our data services revenue, in particular revenue generated from wireless data traffic business and applications and information services, to continue to grow in 2014.

Revenue from sales of products and others increased by 83.8% from RMB21,422 million in 2012 to RMB39,366 million (US$6,503 million) in 2013. This increase was primarily due to our efforts to increase the sales volume of devices, especially TD smartphones, since the long-term development of the TD terminal supply chain has considerable potential to drive data traffic growth.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, labor service expenses, impairment loss of doubtful accounts, asset write-offs and other miscellaneous expenses.

Operating expenses increased by 15.2% from RMB429,105 million in 2012 to RMB494,528 million (US$81,690 million) in 2013. The increase was due to an increase in investments of resources to support our business development and reinforce our core competitiveness in connection with our strategic transformation, including an increase in investments relating to network maintenance and optimization, customer service, third-party distribution channels and research and development.

Leased line expenses increased by 89.0% from RMB9,909 million in 2012 to RMB18,727 million (US$3,093 million) in 2013. The increase was a result of (i) an increase in TD network capacity leasing fees, due to an increase in TD network utilization rate and expansion in the volume of assets relating to the TD network, (ii) an increase in leasing fees for Internet ports, due to the rapid development of mobile Internet services and a rapid increase in data traffic and (iii) our payment of the leasing fees to CMCC for the “Village Connect” assets constructed before 2013. As a percentage of operating expenses, leased line expenses increased from 2.3% in 2012 to 3.8% in 2013.

Interconnection expenses increased by 3.4% from RMB25,140 million in 2012 to RMB25,998 million (US$4,295 million) in 2013, primarily due to an increase in the volume of outbound voice usage to other operators. Our continuing marketing strategy of reorganizing and re-routing traffic volume has led to a lower proportion of inter-network traffic volume, and interconnection expenses as a percentage of operating expenses decreased from 5.8% in 2012 to 5.2% in 2013.

Depreciation expenses increased by 3.8% from RMB100,848 million in 2012 to RMB104,699 million (US$17,295 million) in 2013. The increase was mainly due to an expansion in the volume of our assets, which is in turn due to large scale capital expenditure undertaken by us for the purpose of upgrading our network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses decreased from 23.5% in 2012 to 21.1% in 2013.

Personnel expenses increased by 10.0% from RMB31,256 million in 2012 to RMB34,376 million (US$5,679 million) in 2013. This increase was primarily due to an increase in headcount and social insurance costs. As a percentage of operating expenses, personnel expenses decreased from 7.3% in 2012 to 7.0% in 2013.

Selling expenses increased by 14.5% from RMB80,232 million in 2012 to RMB91,834 million (US$15,170 million) in 2013. This increase was principally the result of an increase in investments in sales channels, customer service and other areas in response to intensified market competition and in order to strengthen our relationship with existing customers and middle-to-high-end customers as well as continue to improve customer service and satisfaction. As a percentage of operating expenses, selling expenses decreased slightly from 18.7% in 2012 to 18.6% in 2013.

Cost of products sold increased by 48.0% from RMB41,448 million in 2012 to RMB61,363 million (US$10,136 million) in 2013. This increase was mainly due to our efforts to increase the sales volume of devices, especially TD smartphones, resulting in a corresponding increase in the costs of goods sold. As a percentage of operating expenses, cost of products sold increased from 9.7% in 2012 to 12.4% in 2013.

Other operating expenses increased by 12.3% from RMB140,272 million in 2012 to RMB157,531 million (US$26,022 million) in 2013. This increase was primarily due to an increase in network maintenance and other related expenses attributable to the expansion in our network assets, as well as an increase in labor service expenses. Increase in other operating expenses were partially offset by a decrease in the write-off of property, plant and equipment as well as a decrease in conference and travelling expenses due to the implementation of controls over administrative expenses. As a percentage of operating expenses, other operating expenses decreased from 32.7% in 2012 to 31.9% in 2013. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 11.2% from RMB152,730 million in 2012 to RMB135,649 million (US$22,408 million) in 2013, and operating margin (profit from operations as a percentage of operating revenue) decreased from 26.2% in 2012 to 21.5% in 2013.

Non-Operating Net Income. Non-operating net income increased by 48.0% from RMB615 million in 2012 to RMB910 million (US$150 million) in 2013, principally due to an increase in penalty income from RMB256 million in 2012 to RMB405 million in 2013.

Interest Income. Interest income increased by 20.8% from RMB12,661 million in 2012 to RMB15,289 million (US$2,526 million) in 2013, mainly due to an increase in the amount of bank deposits and an increase in the average yield of our bank deposits as we optimized the composition of our bank deposits in 2013.

Finance Costs. Finance costs decreased by 15.1% from RMB390 million in 2012 to RMB331 million (US$55 million) in 2013. This decrease was due to lower interest rates in 2013 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004, respectively. In 2013, the average interest rate that we paid on our outstanding borrowings was approximately 1.96%, compared to 1.36% in 2012.

Share of Profit of Associates. We had a share of profit of associates of RMB7,062 million (US$1,167 million) in 2013, which was primarily attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB5,685 million in 2012. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of the associates’ identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax decreased by 7.4% from RMB171,300 million in 2012 to RMB158,579 million (US$26,195 million) in 2013.

Taxation. Our income tax expense decreased by 12.3% from RMB41,919 million in 2012 to RMB36,776 million (US$6,075 million) in 2013. This decrease was due to a decrease in taxable income as well as the preferential tax rates. Our effective tax rate was 24.5% in 2012 and 23.2% in 2013, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 5.9% from RMB129,274 million in 2012 to RMB121,692 million (US$20,102 million) in 2013. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 22.2% in 2012 to 19.3% in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services mainly consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic and applications and information services. Other revenue from telecommunications services mainly represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

Operating revenue increased by 8.2% from RMB537,806 million in 2011 to RMB581,835 million in 2012. This increase was primarily due to the continued expansion in our customer base, rapid growth of wireless data traffic business and the continued growth in applications and information services. Our total number of customers was 710.3 million as of December 31, 2012, compared to 649.6 million as of December 31, 2011.

Revenue from telecommunications services increased by 6.1% from RMB527,999 million in 2011 to RMB560,413 million in 2012. In particular, voice services revenue increased slightly by 1.1% from RMB364,189 million in 2011 to RMB368,025 million in 2012. This increase principally resulted from the continued expansion in our customer base and further increases in our voice usage in 2012. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.094 in 2011 to RMB0.088 in 2012. With intensified market competition and with further declines in tariffs, our average voice services revenue per minute may continue to decline in future periods. As a percentage of revenue from telecommunications services, voice services revenue decreased from 69.0% in 2011 to 65.7% in 2012.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2011	2012
	(Revenue, in millions of RMB)
SMS and MMS	46,462	44,215
Wireless data traffic	44,428	68,257
Applications and information services	48,440	53,876

Data services revenue	139,330	166,348

Data services revenue as a percentage of revenue from telecommunications services	26.4%	29.7%

Data services revenue increased by 19.4% from RMB139,330 million in 2011 to RMB166,348 million in 2012. This increase was mainly due to our continued efforts in product innovation and business development. Our data business includes SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 4.8% to RMB44,215 million in 2012 from RMB46,462 million in 2011 as SMS and MMS tariffs continued to decline and as competition from Internet instant messaging applications continued to intensify. Revenue generated from wireless data traffic grew substantially by 53.6% to RMB68,257 million in 2012, as compared to RMB44,428 million in 2011, primarily due to the significant increase in mobile data traffic resulting from the rapid development of the mobile Internet business and the increasing market penetration of smartphone terminals. Growth of applications and information services was also an important driver for our data business. Revenue generated from applications and information services grew by 11.2% to RMB53,876 million in 2012, as compared to RMB48,440 million in 2011. As a percentage of revenue from telecommunications services, data services revenue increased from 26.4% in 2011 to 29.7% in 2012.

Revenue from sales of products and others increased by 118.4% from RMB9,807 million in 2011 to RMB21,422 million in 2012. This increase was primarily due to our efforts to increase the sales volume of terminals, especially TD smartphones, since the long-term development of the TD terminal supply chain has considerable potential to drive data traffic growth.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile telecommunications network and other property, plant and equipment, personnel expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, impairment loss for doubtful accounts, impairment loss of inventories, amortization of other intangible assets, operating lease charges, write-off of property, plant and equipment that have been demolished and disconnected from our existing network, labor service expenses, administration and other miscellaneous expenses.

Operating expenses increased by 11.8% from RMB383,948 million in 2011 to RMB429,105 million in 2012. This increase was generally in line with the continued growth in our business and expansion in our customer base and our ongoing efforts to deliver better quality services and to cope with intensified competition in the telecommunications market in Mainland China.

Leased line expenses increased significantly by 91.0% from RMB5,188 million in 2011 to RMB9,909 million in 2012. This increase reflected an increase in leasing fees of Internet ports paid or payable to other telecommunications operators as a result of the rapid development of our Internet related businesses and an increase in payment of RMB1,385 million to CMCC in connection with the lease of its TD-SCDMA network capacity mainly due to an increase in the utilization of the TD-SCDMA network. As a percentage of operating expenses, leased line expenses increased from 1.4% in 2011 to 2.3% in 2012.

Interconnection expenses increased by 6.8% from RMB23,533 million in 2011 to RMB25,140 million in 2012, primarily due to an increase in interconnection voice usage volume. Our continuing marketing strategy of reorganizing and re-routing traffic volume has led to a lower proportion of inter-network traffic volume, and interconnection expenses as a percentage of operating expenses decreased from 6.1% in 2011 to 5.8% in 2012.

Depreciation expenses increased by 3.8% from RMB97,113 million in 2011 to RMB100,848 million in 2012. This increase was mainly due to our ongoing capital expenditures for the construction of our mobile telecommunications networks, support systems, transmission and structural facilities and the development of new businesses to better support the growth of customer base and voice usage and to meet an unprecedented increase in demand in wireless data traffic. As a percentage of operating expenses, depreciation expenses decreased from 25.3% in 2011 to 23.5% in 2012.

Personnel expenses increased by 9.0% from RMB28,672 million in 2011 to RMB31,256 million in 2012. This increase was primarily due to an increase in headcount from 175,336 as of the end of 2011 to 182,487 as of the end of 2012 as we hired new staff members to cope with the demands of our business development, especially in connection with our effort to achieve enhanced operational efficiency by establishing subsidiaries to operate certain aspects of our businesses. As a percentage of operating expenses, personnel expenses decreased from 7.5% in 2011 to 7.3% in 2012.

Selling expenses increased by 2.0% from RMB78,636 million in 2011 to RMB80,232 million in 2012. This increase was principally the result of an increase in expanding sales channels, developing new models of terminals and improving customer service in response to intensified market competition. As a percentage of operating expenses, selling expenses decreased from 20.5% in 2011 to 18.7% in 2012.

Cost of products sold increased by 79.3% from RMB23,120 million in 2011 to RMB41,448 million in 2012. This increase was mainly due to our efforts to increase the sales volume of devices, especially TD smartphones, resulting in a corresponding increase in the costs of goods sold. As a percentage of operating expenses, cost of products sold increased from 6.0% in 2011 to 9.7% in 2012.

Other operating expenses increased by 9.9% from RMB127,686 million in 2011 to RMB140,272 million in 2012. This increase was primarily due to an increase in maintenance expenses from RMB35,096 million in 2011 to RMB39,184 million in 2012. This increase was also due to an increase in labor service expenses for labor sourced by third parties from RMB20,014 million in 2011 to RMB23,934 million in 2012, and an increase in the cost of utilities, such as water, electricity and heating. Increase in other operating expenses were partially offset by a decrease in write-off of property, plant and equipment from RMB5,853 million in 2011 to RMB2,818 million in 2012. In addition, this increase was due to an increase in operating lease charges from RMB11,235 million in 2011 to RMB12,752 million in 2012, incurred mainly in connection with our continued investments in our network equipment and facilities. As a percentage of operating expenses, other operating expenses decreased from 33.2% in 2011 to 32.7% in 2012. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 0.7% from RMB153,858 million in 2011 to RMB152,730 million in 2012, and operating margin (profit from operations as a percentage of operating revenue) decreased from 28.6% in 2011 to 26.2% in 2012.

Non-Operating Net Income. Non-operating net income increased by 7.7% from RMB571 million in 2011 to RMB615 million in 2012, principally due to a foreign exchange gain of RMB17 million in 2012, compared to a foreign exchange loss of RMB9 million in 2011. Non-operating net income is mainly comprised of penalty income and other miscellaneous non-operating income.

Interest Income. Interest income increased by 50.5% from RMB8,413 million in 2011 to RMB12,661 million in 2012, mainly due to an increase in the average yield of our bank deposits as we adjusted the composition of our bank deposits and an increase in the amount of bank deposits in 2012.

Finance Costs. Finance costs decreased by 31.0% from RMB565 million in 2011 to RMB390 million in 2012. The higher finance costs in 2011, as compared to 2012, was mainly attributable to the redemption in June 2011 of guaranteed bonds due in 2011 in the aggregate principal amount of RMB5,000 million. This decrease was also due to lower interest rates in 2012 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004, respectively. In 2012, the average interest rate that we paid on our outstanding borrowings was approximately 1.36%, compared to 1.81% in 2011.

Share of Profit of Associates. We had a share of profit of associates of RMB5,685 million in 2012, which was primarily attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB4,306 million in 2011. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of SPD Bank’s identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 2.8% from RMB166,582 million in 2011 to RMB171,300 million in 2012.

Taxation. Our income tax expense increased by 3.2% from RMB40,603 million in 2011 to RMB41,919 million in 2012. This increase was mainly due to an increase in our profit before taxation. Our effective tax rate was 24.4% in 2011 and 24.5% in 2012, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 2.7% from RMB125,870 million in 2011 to RMB129,274 million in 2012. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 23.4% in 2011 to 22.2% in 2012.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2013, we had working capital (current assets minus current liabilities) of RMB96,276 million (US$15,904 million), compared to working capital of RMB148,797 million as of December 31, 2012 and working capital of RMB109,441 million as of December 31, 2011. The decrease in our working capital as of December 31, 2013 from December 31, 2012 was primarily due to a decrease in cash and cash equivalents and an increase in accounts payable, accrued expenses and other payables partially offset by increase in our bank deposits, accounts receivable and other receivables. The current portion of our finance lease obligations as of December 31, 2011, 2012 and 2013 were RMB68 million, RMB68 million and RMB68 million (US$11 million), respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2013, we had bank deposits of RMB374,977 million (US$61,942 million), compared to bank deposits of RMB331,997 million as of December 31, 2012 and bank deposits of RMB246,687 million as of December 31, 2011. The increase of bank deposits in 2012 was mainly due to the increase of net cash generated from operating activities, while the increase of bank deposits in 2013 was mainly because the amount of net cash generated from operating activities remained substantial. In addition, we placed part of our cash and cash equivalents (which comprises cash at banks and in hand, as well as bank deposits with original maturity within three months) as term deposits with maturity exceeding three months to earn interest income at higher yields. As a result, bank deposits increased during these periods.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2011	2012	2013
	(in millions of RMB)
Net cash generated from operating activities	226,756	230,709	224,985
Net cash used in investing activities	(169,356)	(191,176)	(171,475)
Net cash used in financing activities	(58,420)	(54,897)	(79,431)

Net decrease in cash and cash equivalents	(1,020)	(15,364)	(25,921)

Net cash generated from operating activities decreased by 2.5% from RMB230,709 million in 2012 to RMB224,985 million (US$37,165 million) in 2013, which is in line with the decrease in our profit from operations excluding depreciation and amortization as well as the increase in inventories in 2013 compared to 2012.

Net cash generated from operating activities increased by 1.7% from RMB226,756 million in 2011 to RMB230,709 million in 2012, primarily reflecting a larger increase in accounts payable, a larger increase in accrued expenses and other payables as well as a decrease in inventories in 2012 compared to an increase in inventories in 2011, which was partially offset by an increase in PRC enterprise income tax paid and a larger increase in accounts receivable.

Net cash used in investing activities decreased by 10.3% from RMB191,176 million in 2012 to RMB171,475 million (US$28,326 million) in 2013, primarily due to a decrease in our bank deposits, which was partially offset by an increase in capital expenditure and an increase in interest received.

Net cash used in investing activities increased by 12.9% from RMB169,356 million in 2011 to RMB191,176 million in 2012, primarily due to a greater increase in our bank deposits and an increase in our restricted bank deposits, which was partially offset by an increase in the repayment of trust loans granted to large state-owned enterprises through commercial banks.

Net cash used in financing activities increased by 44.7% from RMB54,897 million in 2012 to RMB79,431 million (US$13,121 million) in 2013. The larger amount of cash used in financing activities in 2013 compared to 2012 was mainly attributable to our repayment of deferred considerations in full.

Net cash used in financing activities decreased by 6.0% from RMB58,420 million in 2011 to RMB54,897 million in 2012. The larger amount of cash used in financing activities in 2011 compared to 2012 was mainly attributable to the redemption in June 2011 of guaranteed bonds due in 2011 in the aggregate principal amount of RMB5,000 million, which was partially offset by an increase in dividends paid to shareholders of RMB2,850 million.

Capital Expenditures

Capital expenditures incurred in 2011, 2012 and 2013 were RMB128,548 million, RMB127,403 million and RMB184,888 million (US$30,541 million), respectively. We incurred capital expenditures principally for the construction of our mobile telecommunications networks, support system, transmission facilities, buildings and infrastructure and development of business. The level of our capital expenditures increased in 2013 principally as a result of the increasing demand for services provided by our networks due to the continued growth of our customer base and rapid growth of our data business.

We estimate that we will incur capital expenditures of approximately RMB225.2 billion (US$37 billion) in 2014. We expect that approximately 44% of our capital expenditures in 2014 will be used in the construction of mobile telecommunications networks, approximately 28% will be used in the construction of transmission facilities, approximately 12% will be used in construction of buildings and infrastructure, approximately 5% will be used in building support systems, and approximately 5% will be used in business development. We expect that 33% of our capital expenditures in 2014, or RMB74.9 billion will be used in the construction of our TD-LTE mobile communication networks.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile telecommunications operations through the end of 2014.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2012 and 2013, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations of RMB68 million and RMB68 million (US$11 million), respectively.

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

The deferred consideration of US$2,800 million for our acquisition of the eight regional mobile telecommunications companies in 2002 and the deferred consideration of US$1,650 million for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004 were fully repaid by December 31, 2013.

We currently have a corporate credit rating of Aa3/Outlook Stable from Moody’s Investors Service and AA-/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2013, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	173,157	173,157	—	—	—
Bills Payable	1,360	1,360	—	—	—
Accrued expenses and other payables	125,811	125,811	—	—	—
Bonds	5,860	225	450	5,185	—
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	306,259	300,624	450	5,185	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2013:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	39,825	14,619	12,999	7,028	5,179
Capital Commitments	243,844	186,629	57,215	—	—

Total Commercial Commitments	283,669	201,248	70,214	7,028	5,179

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 25, 2014.

Name	Age	Position
Mr. XI Guohua	62	Executive Director and Chairman
Mr. LI Yue	54	Executive Director and Chief Executive Officer
Mr. XUE Taohai	57	Executive Director, Vice President and Chief Financial Officer
Mdm. HUANG Wenlin	59	Executive Director and Vice President
Mr. SHA Yuejia	56	Executive Director and Vice President
Mr. LIU Aili	50	Executive Director and Vice President
Dr. LO Ka Shui	67	Independent Non-Executive Director
Mr. Frank K.S. WONG	66	Independent Non-Executive Director
Dr. Moses M.C. CHENG	64	Independent Non-Executive Director
Mr. Paul M.Y. CHOW*	67	Independent Non-Executive Director

*	Mr. Paul M.Y. CHOW was appointed as an Independent Non-Executive Director of our company effective on May 30, 2013.

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

Mdm. HUANG Wenlin has served as our Executive Director and Vice President since September 2007. Mdm. Huang is principally in charge of human resources, training and inspection matters. Mdm. Huang is also a director of CMCC and CMC. Mdm. Huang previously served as a Vice President of CMCC, the Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation and Executive Director and Executive Vice President of China Telecom Corporation Limited. Mdm. Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Mdm. Huang is a senior economist with many years of operational and managerial experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management. He is also a Vice President of CMCC, a director of CMC and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile and Chairman of Union Mobile Pay Limited. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of planning and construction, network operations, business support and information management. He is also a Vice President of CMCC and a director of CMC. Mr. Liu ceased to be a non-executive director of China Communications Services Corporation Limited in November 2012. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, and Chairman and President of China Mobile Group Shandong Co., Ltd. and Zhejiang Mobile and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and the non-executive director and chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is also an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City-e-Solutions Limited. He is a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, the Chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Winsor Properties Holdings Limited. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China, Chairman and director of Mapletree Greater China Commercial Trust Management Ltd., a non-executive director of PSA International Pte Ltd, Singapore and a member of the Financial Services Development Council of the Hong Kong SAR Government. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999, and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. He is the founder chairman of the Hong Kong Institute of Directors of which he currently is the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in City Telecom (H.K.) Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are publicly-listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. Dr. Cheng was a member of the Legislative Council of Hong Kong. His other directorships in publicly-listed companies in the last three years include China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited.

Mr. Paul M.Y. CHOW has served as our independent Non-Executive Director since May 2013. Mr. Chow currently serves as the Chairman of Hong Kong Cyberport Management Company Limited, a member of the Steering Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper, and an independent non-executive director of Bank of China Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited). Mr. Chow previously served as an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) from April 2003 to January 2010, and as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003. Mr. Chow also served as a member and the Treasurer of the Council and the Court of the University of Hong Kong and the Chairman of the charitable organization “Plan International Hong Kong.”

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2013 for services performed as directors, officers or employees was approximately HK$13 million (US$1.7 million).

We adopted a share option scheme on October 8, 1997, or the 1997 Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, the 1997 Scheme was terminated and another share option scheme, or the 2002 Scheme, was implemented for a term of 10 years commencing on June 24, 2002. Pursuant to the 2002 Scheme, the board of directors may, at their discretion, invite the executive directors, non-executive directors and employees of our company, any of its holding companies and their respective subsidiaries, and any entity in which our company or any of its subsidiaries holds any equity interest to take up options to subscribe for shares in our company. The 2002 Scheme ceased to be effective from June 24, 2012 and no further options were granted under the 2002 Scheme thereafter. The 2002 Scheme will however remain in effect to the extent necessary to give effect to the exercise of any options granted prior to June 24, 2012 and which at that time or thereafter become capable of being exercised under the 2002 Scheme or otherwise to the extent as may be required in accordance with the 2002 Scheme. As of December 31, 2013, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the 2002 Scheme was 385,273,559.

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

As the 1997 Scheme was terminated with effect on June 24, 2002, no share options were granted under the 1997 Scheme thereafter. Under the 1997 Scheme, all options not exercised on or before October 7, 2007 have lapsed. As the 2002 Scheme ceased to be effective from June 24, 2012, no share options were granted under the 2002 Scheme thereafter.

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

As of December 31, 2013, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the 2002 Scheme. In 2013, 2,199,065 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

Board Practices

To enhance our corporate governance, we have three principal board committees, the audit committee, the remuneration committee and the nomination committee. The audit committee, the remuneration committee and the nomination committee are all comprised solely of independent non-executive directors.

Audit Committee

The members of our audit committee are Mr. Frank K.S. Wong, as chairman of the committee, Dr. Moses M.C. Cheng and Mr. Paul M.Y. Chow. The audit committee’s major responsibilities include:

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2013, our directors who own shares in our company are listed as follows:

Director	Number of shares held		Percentage of ordinary shares
Lo Ka Shui	700,000	*	0.0035%
Frank K.S. Wong	250,000		0.0012%

*	Including interest of controlled corporation.

Under our Memorandum and Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2013, options exercisable for an aggregate of 3,354,675 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$22.75 per share through October 27, 2014:

Director	Number of shares covered by options
Li Yue	154,000
Xue Taohai	154,000
Sha Yuejia	82,575
Liu Aili	82,600

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Li Yue	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Moses M.C. Cheng	400,000

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2014, approximately 73.66% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2014, our majority shareholders held, directly or indirectly, between approximately 73.66% and 76.50% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Memorandum and Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2014, CMCC indirectly owned an aggregate of approximately 73.66% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Korea, Taiwan, Thailand, the United States, South Africa and Yemen. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

On January 1, 2013, we entered into the 2013 Trademark License Agreement with CMCC, which has a term of five years. Under the 2013 Trademark License Agreement, we and our operating subsidiaries are granted the right to use the “CHINA MOBILE” name and logo. No license fee is payable by us to CMCC during the term of the 2013 Trademark License Agreement. The 2013 Trademark License Agreement replaced the 2008 Trademark License Agreement.

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

Leasing of TD-SCDMA Network Capacity

We and CMCC entered into a network capacity leasing agreement on December 29, 2008 (the “Network Capacity Leasing Agreement”), pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The Network Capacity Leasing Agreement had a term of one year with effect from January 1, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. We may terminate the Network Capacity Leasing Agreement by providing 60 days’ advance notice to CMCC. In view of the expiry of the Network Capacity Leasing Agreement on December 31, 2013, CMCC and we agreed to renew the Network Capacity Leasing Agreement on August 15, 2013 for a one-year term commencing on January 1, 2014.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB6,000 million in 2013, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB8,500 million in 2014. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

As part of the industry restructuring that commenced in 2008, China Tietong became a wholly-owned subsidiary of CMCC and, as a result, our connected person.

China Tietong is a fixed-line telecommunications operator in Mainland China. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with China Tietong to govern the interconnection of the networks of CMCC and China Tietong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On November 13, 2008, we, CMCC and China Tietong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to us. Pursuant to the Tripartite Agreement, we and China Tietong will make settlement payments to each other in respect of calls made or received by their respective customers. The Tripartite Agreement expired on December 31, 2009, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Tripartite Agreement was automatically renewed for further terms of one year in 2010, 2011, 2012 and 2013, respectively. In view of its expiration on December 31, 2013, the parties further renewed the Tripartite Agreement on August 15, 2013 for a one-year term commencing on January 1, 2014.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2013 did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB700 million in 2013. It is expected that, in 2014, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB800 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, CMCC and we entered into a telecommunications services cooperation agreement on November 6, 2009 (the “Telecommunications Services Cooperation Agreement”), pursuant to which CMCC and we will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The Telecommunications Services Cooperation Agreement had a term of one year with effect from January 1, 2010 and was automatically renewed for successive one-year periods in 2010, 2011, 2012 and 2013, respectively. In view of the expiry of the Telecommunications Services Cooperation Agreement on December 31, 2013, the parties have agreed to further renew the Telecommunications Services Cooperation Agreement on August 15, 2013 for a one-year term commencing on January 1, 2014.

The amount of charges receivable by us in 2013 under the Telecommunications Services Cooperation Agreement did not exceed RMB1,000 million. The amounts of charges payable by us in 2013 under the Telecommunications Services Cooperation Agreement did not exceed RMB4,000 million. It is expected that the aggregate amount of charges payable by us to CMCC under the Telecommunications Services Cooperation Agreement (as renewed) will not exceed RMB5,000 million while the aggregate amount of charges receivable by us from CMCC will not exceed RMB1,200 million in 2014. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.34 of Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Network Assets Leasing Agreement

In order for us to better position in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The Network Assets Leasing Agreement expired on December 31, 2011, and pursuant to the terms thereof, unless the parties agree otherwise, upon the expiry of the term, the Network Assets Leasing Agreement was automatically renewed in 2011, 2012 and 2013, respectively. In view of the expiry of the Network Assets Leasing Agreement on December 31, 2013, CMCC and we have agreed to further renew the Network Assets Leasing Agreement on August 15, 2013 for a one-year term commencing on January 1, 2014.

The leasing fees will be determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for same kinds of network assets. The amount of leasing fees receivable by us from CMCC did not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules and the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement did not exceed RMB13,000 million in 2013. It is expected that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB14,600 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.33 of the Hong Kong Listing Rules in 2014. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The Property Leasing and Management Services Agreement and the Telecommunications Services Agreement (together the “2004 Continuing Connected Transaction Agreements”) expired on December 31, 2007. On December 13, 2007, we entered into the 2008-2010 property leasing and management services agreement (the “2008-2010 Property Leasing Agreement”) and the 2008-2010 telecommunications services agreement (the “2008-2010 Telecommunications Services Agreement”) with CMCC, with a view to extending the continuing connected transactions under the 2004 Continuing Connected Transaction Agreements on the same terms. Each of the 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement had a fixed term of three years and was effective from January 1, 2008 to December 31, 2010.

The 2008-2010 Property Leasing Agreement and the 2008-2010 Telecommunications Services Agreement expired on December 31, 2010. On December 21, 2010, we entered into the 2011-2013 property leasing and management agreement (the “2011-2013 Property Leasing Agreement”) with CMCC to extend the existing continuing connected transactions under the 2008-2010 Property Leasing Agreement. On the same date, we entered into the 2011-2013 telecommunications services agreement (the “2011-2013 Telecommunications Services Agreement”) with CMCC to govern the continuing connected transactions between the parties in relation to the provision of telecommunications services, which were previously governed by the 2008-2010 Telecommunications Services Agreement. Each of the 2011-2013 Property Leasing Agreement and the 2011-2013 Telecommunications Services Agreement was for a term of three years from January 1, 2011 to December 31, 2013.

The rental and property management service charges paid by us to CMCC and its subsidiaries under the 2011-2013 Property Leasing Agreement did not exceed RMB1,000 million, RMB1,000 million and RMB1,500 million in 2011, 2012 and 2013, respectively. The charges paid by us to CMCC and its subsidiaries under the 2011-2013 Telecommunications Services Agreement did not exceed RMB2,000 million, RMB2,500 million and RMB3,500 million in 2011, 2012 and 2013, respectively, while the aggregate annual amount paid by CMCC and its subsidiaries to us in each of 2011, 2012 and 2013 did not exceed RMB2,400 million.

The 2011-2013 Property Leasing Agreement and the 2011-2013 Telecommunications Services Agreement expired on December 31, 2013. On August 15, 2013, we entered into the 2014-2016 property leasing and management agreement (the “2014-2016 Property Leasing Agreement”) with CMCC to extend the existing continuing connected transactions under the 2011-2013 Property Leasing Agreement. On the same date, we entered into the 2014-2016 telecommunications services agreement (the “2014-2016 Telecommunications Services Agreement”) with CMCC to govern the continuing connected transactions between the parties in relation to the provision of telecommunications services, which were previously governed by the 2011-2013 Telecommunications Services Agreement. Each of the 2014-2016 Property Leasing Agreement and the 2014-2016 Telecommunications Services Agreement was for a term of three years from January 1, 2014 to December 31, 2016.

The rental and property management service charges payable by us to CMCC and its subsidiaries under the 2014-2016 Property Leasing Agreement in 2014, 2015 and 2016 are not expected to exceed RMB2,000 million, RMB2,200 million and RMB2,400 million, respectively. The aggregate annual amounts payable by us to CMCC and its subsidiaries under the 2014-2016 Telecommunications Services Agreement in 2014, 2015 and 2016 are not expected to exceed RMB5,000 million, RMB6,000 million and RMB7,000 million, respectively, and the aggregate annual amounts payable by CMCC and its subsidiaries to us in 2014, 2015 and 2016 are not expected to exceed RMB2,300 million, RMB2,200 million and RMB2,200 million, respectively. The transactions contemplated under the 2014-2016 Property Leasing Agreement and the 2014-2016 Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

In 2013, no consideration was paid from us to CMCC or from CMCC to us under the 2013 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2013 and having taken into account our long-term development, our board of directors recommended payment of a final dividend of HK1.615 per share for the financial year ended December 31, 2013. This is in accordance with our dividend payout ratio of 43% planned for the full financial year of 2013. This, together with the interim dividend of HK$1.696 per share paid in 2013, amounted to an aggregate dividend payment of HK$3.311 per share for the full financial year of 2013.

In 2014, having taken into account various relevant factors, such as our overall financial condition, cash flow generating capabilities and future sustainable development needs, we plan that our dividend payout ratio for the full year of 2014 will be 43%.

Our board of directors believes that our industry-leading profitability and healthy cash flow generating capabilities will be able to provide sufficient support to our future development, while providing our shareholders with a favorable return.

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

As of December 31, 2013 and March 31, 2014, there were 20,102,539,665 and 20,213,729,409, respectively, of our ordinary shares issued and outstanding. As of December 31, 2013 and March 31, 2014, there were, respectively, 482 and 483 registered holders of American depositary receipts evidencing 93,925,203 and 105,729,213 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2009	91.55	63.00	58.54	40.75
2010	84.30	71.95	54.40	46.27
2011	80.90	68.15	51.70	43.77
2012
First Quarter	87.45	75.05	56.08	48.62
Second Quarter	89.05	76.70	56.89	49.68
Third Quarter	92.55	81.50	59.30	52.26
Fourth Quarter	90.50	83.30	58.72	53.85
2013
First Quarter	91.45	80.35	59.53	52.20
Second Quarter	86.40	75.05	55.93	47.74
Third Quarter	88.30	78.40	57.40	51.03
Fourth Quarter	87.10	79.45	56.80	51.63
October	87.10	79.90	56.80	51.63
November	83.50	79.60	54.25	51.64
December	84.90	79.45	55.03	51.63
2014
January	80.40	74.05	51.33	47.63
February	74.70	72.00	48.24	46.78
March	73.90	64.50	47.90	41.55
First Quarter	80.40	64.50	51.33	41.55
April (through April 24)	75.10	69.75	48.00	45.09

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

Rights Attaching to Ordinary Shares

Voting Rights. Under the Companies Ordinance, any action to be taken by the shareholders in a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at the meeting. An ordinary resolution is one passed by the majority of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting. A special resolution is one passed by not less than three-quarters of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting. Generally, resolutions of shareholders are passed by ordinary resolution. However, the Companies Ordinance stipulates that certain matters may only be passed by special resolutions.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by:

•	the chairman of the meeting;

•	at least three members present in person or by proxy and entitled to vote at the meeting;

•

any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

•

any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Subject to any special rights, privileges or restrictions as to voting that may from time to time be attached to any class or classes of shares, on a show of hands, every individual shareholder who is present in person and every corporate shareholder who is present by a representative duly authorized under section 115 of the Companies Ordinance has one vote.

On a poll, every shareholder present in person or, if the shareholder is a corporation, by duly authorized representative, or by proxy has one vote for every share of which he is the shareholder which is fully paid up or credited as fully paid up.

However, no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share.

There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

Modification of Rights. All or any of the rights from time to time attaching to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Ordinance, be varied or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Issue of Shares. Under the Companies Ordinance, our directors may, without prior approval of the shareholders, offer to issue new shares to existing shareholders pro rata. The directors may not issue new shares in any other manner without the prior approval of the shareholders in a general meeting. Any such approval given in a general meeting will continue in force until the conclusion of the following annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held or when revoked or varied by an ordinary resolution of the shareholders in a general meeting, whichever comes first. If such approval is given, the unissued shares shall be at the disposal of the board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may determine.

Dividends. Subject to the Companies Ordinance and as set out in the Articles of Association, the shareholders in a general meeting may from time to time declare dividends to be paid to the shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the board.

In addition to any dividends declared in a general meeting upon the recommendation of the board of directors, the board of directors may from time to time declare and pay to the members such interim dividends as appear to the board of directors to be justified by our reserves. The board of directors may also pay any dividend which may be payable at a fixed rate on a particular class of our shares, from time to time, whenever our reserves, in the opinion of the board of directors, justify such payment.

Winding Up. If we are wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of the shareholders or any of them as the resolution shall provide.

Miscellaneous. The shareholders are not entitled to any redemption rights, conversion rights or preemptive rights on the transfer of our securities.

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

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the agreement between the United States and the People’s Republic of China for the avoidance of double taxation (the “U.S.-PRC Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the shares or ADSs.

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

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to the United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. As our shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S-PRC Treaty, it is unclear whether dividends paid with respect to our shares will also be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Dividends will generally be income from sources outside the United States and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent that you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

It is not clear if PRC tax will be imposed on any gain from the disposition of your shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”). Under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your shares or ADSs, then such gain will be treated as PRC source income if you are eligible for the benefits of the U.S.-PRC Treaty. U.S. holders should consult their tax advisors regarding the possibility of PRC tax being imposed on gain from the disposition of their shares or ADSs, the tax consequences if PRC tax were to be imposed on such dispositions, and the availability of the foreign tax credit under their particular circumstances.

PFIC Rules

We believe that we should not be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

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

If we are a PFIC and you own ADSs then you can make a mark-to-market election with respect to the ADSs. If we are a PFIC and you own shares then you can make a mark-to-market election if the shares are treated as marketable stock under the applicable regulations. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply however if you had a mark-to-market election in effect with respect to your shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2013.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2013, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2013		As of December 31, 2012
	2014	2015	2016	2017	2018	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	—	4,989	—	—	4,989	4,675	4,986	4,908
Average interest rate	—	—	—	4.50%	—	—	4.50%	—	4.50%	—
Deferred consideration payable	—	—	—	—	—	—	—	—	23,633	23,633
Average interest rate	—	—	—	—	—	—	—	—	0.89%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2013		As of December 31, 2012
	2014	2015	2016	2017	2018	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in Hong Kong dollars	—	—	—	122	35	—	157	157	122	122
Bank deposits:
in U.S. dollars	270	—	—	—	—	—	270	270	336	336
in Hong Kong dollars	799	—	—	—	—	—	799	799	1,803	1,803
Cash and cash equivalents:					—	—
in U.S. dollars	413	—	—	—	—	—	413	413	343	343
in Hong Kong dollars	1,559	—	—	—	—	—	1,559	1,559	1,142	1,142

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2013 was US$183,896.42, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived for the year ended December 31, 2013 was US$132,076.43.

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

As of December 31, 2013, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2013, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 25, 2014 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2013, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2012 and 2013:

	Audit Fees(1)	Audit- Related Fees	Tax Fees	All Other Fees(2)
	RMB	RMB	RMB	RMB
2012	87,000,000	—	2,000,000	12,000,000
2013	85,000,000	—	1,000,000	6,000,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002, risk assessment and other information technology-related advisory services provided to us.

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

Change of Principal Accountants

On March 14, 2013, the board of directors of the Company resolved, as recommended by our audit committee, to propose to replace our principal accountants, KPMG, after the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012. Such change in our principal accountants is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. As a result, our company did not re-appoint KPMG at the annual general meeting held on May 30, 2013.

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

Engagement of New Principal Accountants

On March 14, 2013, our board of directors resolved, as recommended by our audit committee, to propose to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (now known as PricewaterhouseCoopers Zhong Tian LLP), or collectively PwC, as our new principal accountants for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. Such appointment became effective upon the close of our 2013 annual general meeting. During the two fiscal years ended December 31, 2011 and 2012 and through March 14, 2013, neither we nor any person on our behalf consulted with PwC regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least one-third of our board of directors be independent non-executive directors as determined under the Hong Kong Listing Rules. We currently have four independent directors out of a total of ten directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd., Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between China Mobile Group Hebei Co., Ltd. and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(11)

4.22	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(12)

4.23	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

4.24	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.25	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from KPMG.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 25, 2014

Reports of Independent Registered Public Accounting Firms

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA MOBILE LIMITED

In our opinion, the accompanying consolidated balance sheet as of December 31, 2013 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries (together, the “Group”) at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2014

Reports of Independent Registered Public Accounting Firms (Continued)

The Board of Directors and Shareholders of China Mobile Limited:

We have audited the accompanying consolidated balance sheet of China Mobile Limited and its subsidiaries as of December 31 2012, and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries as of December 31 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 14, 2013

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

	Note	2013	2012	2011
		Million	Million	Million

Operating revenue (Turnover)	4

Revenue from telecommunications services		590,811	560,413	527,999
Revenue from sales of products and others		39,366	21,422	9,807

		630,177	581,835	537,806

Operating expenses

Leased lines		18,727	9,909	5,188
Interconnection		25,998	25,140	23,533
Depreciation		104,699	100,848	97,113
Personnel	5	34,376	31,256	28,672
Selling expenses		91,834	80,232	78,636
Cost of products sold		61,363	41,448	23,120
Other operating expenses	6	157,531	140,272	127,686

		494,528	429,105	383,948

Profit from operations		135,649	152,730	153,858

Non-operating net income	7	910	615	571

Interest income		15,289	12,661	8,413

Finance costs	8	(331)	(390)	(565)

Share of profit of associates	19	7,062	5,685	4,306

Share of loss of a joint venture	20	—	(1)	(1)

Profit before taxation		158,579	171,300	166,582

Taxation	11(a)	(36,776)	(41,919)	(40,603)

PROFIT FOR THE YEAR		121,803	129,381	125,979

Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities		(172)	(6)	(311)
Share of other comprehensive loss of associates		(767)	(16)	(229)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,864	129,359	125,439

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2013		2012		2011
		Million		Million		Million

Profit attributable to:

Equity shareholders of the Company			121,692		129,274		125,870
Non-controlling interests			111		107		109

PROFIT FOR THE YEAR			121,803		129,381		125,979

Total comprehensive income attributable to:

Equity shareholders of the Company			120,754		129,252		125,332
Non-controlling interests			110		107		107

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			120,864		129,359		125,439

Earnings per share – Basic	12(a)	RMB	6.05	RMB	6.43	RMB	6.27

Earnings per share – Diluted	12(b)	RMB	5.98	RMB	6.36	RMB	6.20

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2013	As of December 31, 2012
		Million	Million

Non-current assets

Property, plant and equipment	13	479,227	430,509
Construction in progress	14	85,000	55,507
Land lease prepayments and other prepayments	15	19,735	14,244
Goodwill	16	36,894	36,894
Other intangible assets	17	1,063	924
Interest in associates	19	53,940	48,343
Interest in a joint venture	20	—	6
Deferred tax assets	21	17,401	13,544
Restricted bank deposits	22	6,816	5,418
Other financial assets	23	127	127

		700,203	605,516

Current assets

Inventories	24	9,152	7,195
Accounts receivable	25	13,907	11,722
Other receivables	26	11,649	8,605
Prepayments and other current assets	26	11,832	15,913
Amount due from ultimate holding company	27	94	102
Tax recoverable		647	153
Bank deposits	28	374,977	331,997
Cash and cash equivalents	29	44,931	70,906

		467,189	446,593

Current liabilities

Accounts payable	30	173,157	123,896
Bills payable		1,360	1,159
Deferred revenue	31	61,789	57,988
Accrued expenses and other payables	33	125,811	103,774
Amount due to ultimate holding company	27	22	39
Amount due to immediate holding company	27	—	16
Obligations under finance leases		68	68
Current taxation		8,706	10,856

		370,913	297,796

Net current assets		96,276	148,797

Total assets less current liabilities carried forward		796,479	754,313

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2013	As of December 31, 2012
		Million	Million

Total assets less current liabilities brought forward		796,479	754,313

Non-current liabilities

Interest-bearing borrowings	32	(4,989)	(28,619)
Deferred revenue, excluding current portion	31	(662)	(334)
Deferred tax liabilities	21	(104)	(51)

		(5,755)	(29,004)

NET ASSETS		790,724	725,309

CAPITAL AND RESERVES

Share capital		2,142	2,142
Reserves		786,631	721,305

Total equity attributable to equity shareholders of the Company		788,773	723,447

Non-controlling interests		1,951	1,862

TOTAL EQUITY		790,724	725,309

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403

Changes in equity for 2011:
Profit for the year	—	—	—	—	—	—	125,870	125,870	109	125,979
Other comprehensive loss	—	—	(229)	—	(309)	—	—	(538)	(2)	(540)

Total comprehensive income for the year	—	—	(229)	—	(309)	—	125,870	125,332	107	125,439

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(26,718)	(26,718)	—	(26,718)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(25,857)	(25,857)	—	(25,857)
Shares issued under share option scheme	1	153	(18)	—	—	—	—	136	—	136
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	25,058	(25,044)	14	—	14
Partial disposal of a subsidiary	—	—	—	—	—	—	—	—	2	2

As of December 31, 2011	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

Changes in equity for 2012:
Profit for the year	—	—	—	—	—	—	129,274	129,274	107	129,381
Other comprehensive loss	—	—	(16)	—	(6)	—	—	(22)	—	(22)

Total comprehensive income for the year	—	—	(16)	—	(6)	—	129,274	129,252	107	129,359

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(28,583)	(28,583)	—	(28,583)
Dividends declared in respect of the current year (note 35(a)(i))	—	—	—	—	—	—	(26,842)	(26,842)	—	(26,842)
Shares issued under share option scheme	2	554	(25)	—	—	—	—	531	—	531
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	32,374	(32,349)	25	—	25
Non-controlling interests of a new subsidiary	—	—	—	—	—	—	—	—	400	400

As of December 31, 2012	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2013	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

Changes in equity for 2013:
Profit for the year	—	—	—	—	—	—	121,692	121,692	111	121,803
Other comprehensive loss	—	—	(767)	—	(171)	—	—	(938)	(1)	(939)

Total comprehensive income for the year	—	—	(767)	—	(171)	—	121,692	120,754	110	120,864

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(28,460)	(28,460)	(21)	(28,481)
Dividends declared in respect of current year (note 35(a)(i))	—	—	—	—	—	—	(27,031)	(27,031)	—	(27,031)
Shares issued under share option scheme (note 35(b)(ii))	—	60	(17)	—	—	—	—	43	—	43
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	24,139	(24,119)	20	—	20
Others	—	—	—	—	1,060	—	(1,060)	—	—	—

As of December 31, 2013	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

for the year ended December 31

(Expressed in RMB)

	Note	2013	2012	2011
		Million	Million	Million

Operating activities

Profit before taxation		158,579	171,300	166,582
Adjustments for:
- Depreciation of property, plant and equipment		104,699	100,848	97,113
- Amortization of other intangible assets	6	78	68	54
- Amortization of land lease prepayments	15	385	346	325
- (Gain)/loss on disposal of property, plant and equipment	6	(3)	1	3
- Write-off of property, plant and equipment	6	2,074	2,818	5,853
- Impairment loss of doubtful accounts	6	5,084	4,504	3,548
- Write-down of inventories	6	202	313	87
- Interest income		(15,289)	(12,661)	(8,413)
- Finance costs	8	331	390	565
- Dividend income from unlisted securities	7	(34)	(11)	(13)
- Share of profit of associates		(7,062)	(5,685)	(4,306)
- Share of loss of a joint venture		—	1	1
- Unrealized exchange (gain)/loss, net		(59)	(17)	9
- Loss on disposal of a subsidiary		18	—	—

Operating cashflow before changes in working capital		249,003	262,215	261,408
(Increase)/decrease in inventories		(2,156)	436	(3,492)
Increase in accounts receivable		(7,273)	(7,063)	(4,865)
(Increase)/decrease in other receivables		(148)	82	(258)
Increase in prepayments and other current assets		(2,189)	(3,403)	(2,613)
Decrease in amount due from ultimate holding company		8	68	123
Increase in accounts payable		5,372	5,443	651
(Decrease)/increase in bills payable		(563)	20	614
Increase in deferred revenue		4,129	6,308	8,277
Increase in accrued expenses and other payables		22,041	11,432	6,719
(Decrease)/increase in amount due to ultimate holding company		(17)	(246)	270

Cash generated from operations		268,207	275,292	266,834

Tax paid
- Hong Kong profits tax paid		(26)	(100)	(134)
- PRC enterprise income tax paid		(43,196)	(44,483)	(39,944)

Net cash generated from operating activities carried forward		224,985	230,709	226,756

Consolidated Cash Flow Statements (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2013	2012	2011
		Million	Million	Million

Net cash generated from operating activities brought forward		224,985	230,709	226,756

Investing activities

Capital expenditure		(138,997)	(123,232)	(123,331)
Land lease prepayments		(1,044)	(1,792)	(1,083)
Acquisition of other intangible assets		(355)	(174)	(85)
Proceeds from disposal of property, plant and equipment		44	6	123
Increase in bank deposits		(42,980)	(85,310)	(41,884)
Increase in restricted bank deposits		(1,398)	(5,264)	—
Entrusted loan granted		—	—	(14,000)
Cash receipt from repayment of entrusted loan		—	14,000	2,700
Interest received		12,392	9,459	7,593
Proceeds from disposal of a joint venture		6	—	—
Proceeds from disposal of a subsidiary		124	—	—
Proceeds from acquisition of a subsidiary (net of cash and cash equivalents acquired)		—	—	140
Acquisition of interest in an associate	19	(1,363)	—	—
Dividends received from associates	36(c)	2,062	1,120	458
Dividends received from unlisted securities		34	11	13

Net cash used in investing activities		(171,475)	(191,176)	(169,356)

Financing activities

Proceeds from issuance of shares under share option scheme	35(b)(ii)	43	531	136
Capital injection from non-controlling interests of a subsidiary		—	400	—
Interest paid		(329)	(403)	(651)
Dividends paid to the Company’s equity shareholders	35(a)	(55,491)	(55,425)	(52,575)
Dividend paid to non-controlling interests		(21)	—	—
Repayment of interest-bearing borrowings		(23,633)	—	(5,330)

Net cash used in financing activities		(79,431)	(54,897)	(58,420)

Net decrease in cash and cash equivalents		(25,921)	(15,364)	(1,020)

Cash and cash equivalents at beginning of year		70,906	86,259	87,543

Effect of changes in foreign exchange rate		(54)	11	(264)

Cash and cash equivalents at end of year	29	44,931	70,906	86,259

Consolidated Cash Flow Statements (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB98,992,000,000 (2012: RMB54,816,000,000; 2011: RMB60,357,000,000) to equipment suppliers as of December 31, 2013 for additions of construction in progress during the year then ended.

The notes on pages F-15 to F-81 are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong (For the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s ultimate holding company is China Mobile Communications Corporation (“CMCC”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the “HKEx”) on October 23, 1997 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on October 22, 1997.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

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

(b)	Basis of preparation

The consolidated financial statements comprise the Group, the Group’s interest in associates and a joint venture.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 40.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized gains arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Company.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for using the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as other comprehensive income in the consolidated statements of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as of the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Other investments in equity securities

The Group’s accounting policies for investments in equity securities, other than investments in subsidiaries and interest in associates, are as follows:

Those investments with quoted market price are classified as available-for-sale financial assets. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(j)).

(h)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the entity. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years
Office equipment, furniture, fixtures and others	3 - 10 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leased assets

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

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

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of assets

(i)	Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries) and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the entity;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

–

For interest in associates recognized using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).

–

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed (see note 2(j)(ii)).

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities and receivables (Continued)

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:

–	property, plant and equipment;

–	construction in progress;

–	prepaid interests in leasehold land classified as being held under an operating lease;

–	investments in subsidiaries;

–	goodwill; and

–	other intangible assets.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of assets (Continued)

(ii)	Impairment of other assets (Continued)

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

–	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Construction in progress

Construction in progress is stated at cost less impairment losses (see note 2(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

(l)	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as cost of products sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 2(j)), except where the effect of discounting would be immaterial.

(n)	Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under Customer Point Reward Program (“Reward Program”, see note 2(r)(iv)).

The prepaid service fees are stated at the amount of proceeds received less the amount already recognized as revenue.

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

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial.

(q)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	revenue derived from voice and data services are recognized when the service is rendered;

(ii)	sales of products are recognized when the title is passed to the buyer;

(iii)	for offerings which include the provision of services and discounted sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and

(iv)	for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its relative fair value which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

(s)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(t)	Income tax

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income tax (Continued)

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and a joint venture to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income tax (Continued)

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

(u)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(v)	Employee benefits

(i)	Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Employee benefits (Continued)

(i)	Short-term employee benefits and contributions to defined contribution retirement plans (Continued)

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund (“MPF”) Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$25,000(HK$20,000 prior to June 2012). Such contributions are recognized as an expense in profit or loss as incurred.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Employee benefits (Continued)

(ii)	Share-based payments (Continued)

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(w)	Borrowing costs

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi (“RMB”). The Group adopted RMB as its presentation currency in the preparation of the financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.

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

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	CHANGES IN ACCOUNTING POLICIES

There are certain new and amended IFRS effective for accounting periods beginning on or after January 1, 2013. These developments have had no material impact on the Group’s financial statements except for certain additional required disclosures upon the adoption of IFRS 12 “Disclosure of Interest in Other Entities” and IFRS 13 “Fair Value Measurement”.

Apart from the above, the Group has early adopted amendment to IAS 36, “Impairment of Assets”, on the recoverable amount disclosures for non-financial assets in 2013. This early adoption has simplified certain disclosures in relation to the impairment of non-financial assets. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 41).

4	OPERATING REVENUE (TURNOVER)

	2013	2012	2011
	Million	Million	Million

Revenue from telecommunications services
Voice services	355,686	368,025	364,189
Data services	206,886	166,348	139,330
Others	28,239	26,040	24,480

	590,811	560,413	527,999

Revenue from sales of products and others	39,366	21,422	9,807

	630,177	581,835	537,806

Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

5	PERSONNEL

	2013	2012	2011
	Million	Million	Million

Salaries, wages and other benefits	30,066	27,573	25,498
Retirement costs: contributions to defined contribution retirement plans	4,310	3,683	3,174

	34,376	31,256	28,672

6	OTHER OPERATING EXPENSES

	Note	2013	2012	2011
		Million	Million	Million

Maintenance		46,059	39,184	35,096
Impairment loss of doubtful accounts		5,084	4,504	3,548
Write-down of inventories		202	313	87
Amortization of other intangible assets		78	68	54
Operating lease charges
- land and buildings		10,784	9,367	8,150
- others	(i)	3,808	3,385	3,085
(Gain)/loss on disposal of property, plant and equipment		(3)	1	3
Write-off of property, plant and equipment		2,074	2,818	5,853
Auditors’ remuneration
- audit services	(ii)	85	87	84
- tax services		1	2	1
- other services		6	12	11
Others	(iii)	89,353	80,531	71,714

		157,531	140,272	127,686

Notes:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America (“SOX 404”) of RMB18,000,000 (2012: RMB19,000,000; 2011: RMB19,000,000).
(iii)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

7	NON-OPERATING NET INCOME

	2013	2012	2011
	Million	Million	Million

Penalty income	405	256	257
Dividend income from unlisted securities	34	11	13
Others	471	348	301

	910	615	571

8	FINANCE COSTS

	2013	2012	2011
	Million	Million	Million

Interest on bank loans and other borrowings repayable within five years	104	1	7
Interest on bank loans and other borrowings repayable after five years	—	162	220
Interest on bonds	227	227	338

	331	390	565

9	DIRECTORS’ REMUNERATION

Directors’ remuneration is as follows:

	Note	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2013 Total
(Expressed in Hong Kong dollar)		Thousand	Thousand	Thousand	Thousand	Thousand

Executive directors

XI Guohua		180	1,174	634	287	2,275
LI Yue		180	1,067	577	263	2,087
XUE Taohai		180	960	520	237	1,897
HUANG Wenlin		180	960	520	237	1,897
SHA Yuejia		180	960	520	236	1,896
LIU Aili		180	960	520	236	1,896

Independent non-executive directors

LO Ka Shui		399	—	—	—	399
WONG Kwong Shing, Frank		458	—	—	—	458
CHENG Mo Chi, Moses		440	—	—	—	440
CHOW Man Yiu, Paul	(i)	194	—	—	—	194

		2,571	6,081	3,291	1,496	13,439

	Note	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2012 Total
(Expressed in Hong Kong dollar)		Thousand	Thousand	Thousand	Thousand	Thousand

Executive directors

XI Guohua	(ii)	180	1,152	660	282	2,274
WANG Jianzhou	(iii)	40	242	146	83	511
LI Yue		180	1,067	600	262	2,109
LU Xiangdong	(iii)	37	181	—	39	257
XUE Taohai		180	960	540	237	1,917
HUANG Wenlin		180	960	540	237	1,917
SHA Yuejia		180	960	540	236	1,916
LIU Aili		180	960	540	236	1,916
XIN Fanfei	(iii)	40	198	119	75	432
XU Long	(iii)	171	903	514	221	1,809

Independent non-executive directors

LO Ka Shui		505	—	—	—	505
WONG Kwong Shing, Frank		440	—	—	—	440
CHENG Mo Chi, Moses		440	—	—	—	440

		2,753	7,583	4,199	1,908	16,443

9	DIRECTORS’ REMUNERATION (CONTINUED)

	Note	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2011 Total
(Expressed in Hong Kong dollar)		Thousand	Thousand	Thousand	Thousand	Thousand

Executive directors

WANG Jianzhou		180	1,172	616	287	2,255
XI Guohua	(ii)	78	462	244	115	899
LI Yue		180	1,067	560	261	2,068
LU Xiangdong		180	960	504	236	1,880
XUE Taohai		180	960	504	236	1,880
HUANG Wenlin		180	960	504	236	1,880
SHA Yuejia		180	960	504	235	1,879
LIU Aili		180	960	504	235	1,879
XIN Fanfei		180	960	504	229	1,873
XU Long		180	950	504	232	1,866

Independent non-executive directors

LO Ka Shui		505	—	—	—	505
WONG Kwong Shing, Frank		440	—	—	—	440
CHENG Mo Chi, Moses		440	—	—	—	440

		3,083	9,411	4,948	2,302	19,744

Notes:

(i)	Mr. Paul CHOW Man Yiu has been appointed an Independent Non-Executive Director of the Company with effect from May 30, 2013.
(ii)	Mr. XI Guohua was appointed as an Executive Director and the Vice-Chairman of the Company with effect from July 26, 2011, and was re-designated from Vice-Chairman to Chairman of the Company in March 2012.
(iii)	Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company, Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company and Madam XIN Fanfei resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

10	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended December 31, 2012 and 2013, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

	Note	2013	2012	2011
		Million	Million	Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	167	191	112
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	40,412	44,325	41,693

		40,579	44,516	41,805

Deferred tax

Origination and reversal of temporary differences (note 21)	(iii)	(3,803)	(2,597)	(1,202)

		36,776	41,919	40,603

Notes:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2012: 16.5%; 2011: 16.5%) of the estimated assessable profits for the year ended December 31, 2013.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% (2012: 25%; 2011: 24%-25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2013. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2012: 15%; 2011: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On April 22, 2009, the PRC State Administration of Taxation (“SAT”) issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

11	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2013	2012	2011
	Million	Million	Million

Profit before taxation	158,579	171,300	166,582

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	39,645	42,825	41,645
Tax effect of non-taxable items
- Share of profit of associates	(1,766)	(1,421)	(1,076)
- Interest income	(31)	(23)	(8)
Tax effect of non-deductible expenses on the PRC operations	548	970	736
Tax effect of non-deductible expenses on Hong Kong operations	54	82	66
Rate differential of certain PRC operations (note 11(a)(ii))	(1,243)	(175)	(198)
Rate differential on Hong Kong operations	(95)	(114)	(16)
Tax credit on purchase of domestic telecommunications equipment	(9)	(64)	(171)
Others	(327)	(161)	(375)

Taxation	36,776	41,919	40,603

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

12	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000; 2011: RMB125,870,000,000) and the weighted average number of 20,101,232,387 shares (2012: 20,090,824,422 shares; 2011: 20,068,193,892 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2013	2012	2011
	Number of shares	Number of shares	Number of shares

Issued shares as of January 1	20,100,340,600	20,072,065,571	20,065,423,246
Effect of share options exercised	891,787	18,758,851	2,770,646

Weighted average number of shares as of December 31	20,101,232,387	20,090,824,422	20,068,193,892

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB121,692,000,000 (2012: RMB129,274,000,000; 2011: RMB125,870,000,000) and the weighted average number of 20,343,120,320 shares (2012: 20,341,515,930 shares; 2011: 20,315,252,412 shares), calculated as follows:

Weighted average number of shares (diluted)

	2013	2012	2011
	Number of shares	Number of shares	Number of shares

Weighted average number of shares as of December 31	20,101,232,387	20,090,824,422	20,068,193,892
Dilutive equivalent shares arising from share options	241,887,933	250,691,508	247,058,520

Weighted average number of shares (diluted) as of December 31	20,343,120,320	20,341,515,930	20,315,252,412

13	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centres, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2012	96,282	759,536	18,270	874,088
Additions	765	1,502	1,390	3,657
Transferred from construction in progress	12,783	108,733	849	122,365
Disposals	—	(302)	(2)	(304)
Assets written-off	(622)	(38,141)	(1,824)	(40,587)
Exchange differences	—	1	—	1

As of December 31, 2012	109,208	831,329	18,683	959,220

As of January 1, 2013	109,208	831,329	18,683	959,220
Additions	1,371	1,300	805	3,476
Transferred from construction in progress	15,977	133,168	2,976	152,121
Disposals	—	(125)	(80)	(205)
Assets written-off	(344)	(37,962)	(3,033)	(41,339)
Exchange differences	(7)	(76)	(17)	(100)

As of December 31, 2013	126,205	927,634	19,334	1,073,173

Accumulated depreciation:
As of January 1, 2012	23,284	431,298	11,341	465,923
Charge for the year	4,664	94,313	1,876	100,853
Written back on disposals	—	(296)	(1)	(297)
Assets written-off	(492)	(35,742)	(1,535)	(37,769)
Exchange differences	—	1	—	1

As of December 31, 2012	27,456	489,574	11,681	528,711

As of January 1, 2013	27,456	489,574	11,681	528,711
Charge for the year	6,166	95,567	3,003	104,736
Written back on disposals	—	(120)	(44)	(164)
Assets written-off	(291)	(36,272)	(2,702)	(39,265)
Exchange differences	(6)	(59)	(7)	(72)

As of December 31, 2013	33,325	548,690	11,931	593,946

Net book value:
As of December 31, 2013	92,880	378,944	7,403	479,227

As of December 31, 2012	81,752	341,755	7,002	430,509

Write-off of property, plant and equipment mainly represents the retirement of individual network asset due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned or demolished. Total net book value of the write-off of such assets was RMB2,074,000,000 in 2013 (2012: RMB2,818,000,000; 2011:RMB5,853,000,000). These assets were disposed at scrap value.

14	CONSTRUCTION IN PROGRESS

	2013	2012
	Million	Million

Balance as of January 1	55,507	56,235
Additions	181,614	121,637
Transferred to property, plant and equipment	(152,121)	(122,365)

Balance as of December 31	85,000	55,507

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as of December 31, 2013.

15	LAND LEASE PREPAYMENTS AND OTHER PREPAYMENTS

The Group’s land lease prepayments represent prepaid operating lease payments for land use rights in Mainland China and majority of the land lease prepayments are medium-term lease with remaining lease term less than 50 years but not less than 10 years as of balance sheet dates.

For the year ended December 31, 2013, the land lease prepayments expensed in the profit or loss amounted to approximately RMB385,000,000 (2012: approximately RMB346,000,000; 2011: approximately RMB325,000,000).

16	GOODWILL

	2013	2012
	Million	Million

Cost and carrying amount:
As of January 1 and December 31	36,894	36,894

Impairment tests for goodwill

As set out in IAS 36 “Impairment of Assets”, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to groups of cash-generating units (being subsidiaries acquired in each acquisition). Such groups of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The Group’s goodwill is primarily attributable to the groups of cash-generating units in relation to the operations in Mainland China which management currently monitors. The recoverable amount of this group of cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending December 31, 2018 with subsequent transition to perpetuity. For the five years ending December 31, 2018, the average growth rate is 1.5% and for the years beyond December 31, 2018, the assumed continual growth rate to perpetuity of 1% is used. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rate of approximately 10% (2012: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

17	OTHER INTANGIBLE ASSETS

	Brand name	Customer base	License and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2012	184	516	1,086	1,786
Additions	—	—	174	174
Retirements	—	—	(64)	(64)

As of December 31, 2012	184	516	1,196	1,896

As of January 1, 2013	184	516	1,196	1,896
Additions	—	—	355	355
Exchange differences	—	—	(30)	(30)
Disposal	—	—	(138)	(138)

As of December 31, 2013	184	516	1,383	2,083

Accumulated amortization:
As of January 1, 2012	—	516	452	968
Amortization for the year	—	—	68	68
Retirements	—	—	(64)	(64)

As of December 31, 2012	—	516	456	972

As of January 1, 2013	—	516	456	972
Amortization for the year	—	—	78	78
Exchange differences	—	—	(12)	(12)
Disposal	—	—	(18)	(18)

As of December 31, 2013	—	516	504	1,020

Net book value:
As of December 31, 2013	184	—	879	1,063

As of December 31, 2012	184	—	740	924

The amortization charge for the year is included in “other operating expenses” in the consolidated statements of the comprehensive income.

18	PRINCIPAL SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd. (“CMC”)*	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

Guangdong Mobile	PRC	RMB5,594,840,700	—	100%	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	—	100%	Mobile telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator

China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator

China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Beijing Co., Ltd. (“Beijing Mobile”)	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator

China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator

China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator

China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator

China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator

China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator

China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator

China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator

China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator

18	PRINCIPAL SUBSIDIARIES (CONTINUED)

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator

China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator

China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator

China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator

China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator

China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator

China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator

China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator

China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator

China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator

China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator

China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator

China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

18	PRINCIPAL SUBSIDIARIES (CONTINUED)

			Proportion of
	Place of	Particulars	ownership interest
	incorporation	of issued and	Held by the	Held by a
Name of company	and operation	paid up capital	Company	subsidiary	Principal activity

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$356,947,689	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$3,000,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Device Co., Ltd. (formerly “China Mobile Terminal Co., Ltd.”)	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and selling

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)##	PRC	RMB5,000,000,000	—	92%	Provision of non-banking financial services

China Mobile M2M Company Limited	PRC	RMB500,000,000	—	100%	Provision of network services

18	PRINCIPAL SUBSIDIARIES (CONTINUED)

*	Companies registered as wholly-foreign owned enterprises in the PRC.

**	Company registered as a sino-foreign equity joint venture in the PRC.

#	Effective interest held by the Group is 66.41%.

##	China Mobile Finance was established by CMCC and Beijing Mobile, a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively.

19	INTEREST IN ASSOCIATES

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Share of net assets of associates	53,940	48,343

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity

Unlisted company

China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	20%	Provision of banking services

Anhui USTC iFLYTEK Co., Ltd. (“Anhui USTC”)	PRC	15%	Provision of Chinese speech and language technology products and services

Except that Anhui USTC is owned by CMC, all the other interest in associates are owned by Guangdong Mobile. Both CMC and Guangdong Mobile are the Company’s wholly-owned subsidiaries.

19	INTEREST IN ASSOCIATES (CONTINUED)

On April 24, 2013, CMC, a wholly-owned subsidiary of the Company, completed the subscription of 70,273,935 ordinary shares of Anhui USTC representing 15% of the total issued and outstanding shares of Anhui USTC. Anhui USTC is a listed company in Shenzhen Stock Exchange which primarily engages in Chinese speech and language technology industry. The cash consideration for the investment was approximately RMB1,363,000,000. Upon completion of the subscription, the Group has the right to appoint a non-independent director for Anhui USTC. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence on financial and operating policy decisions of Anhui USTC.

The carrying amounts of Group’s share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as of December 31, 2012 and 2013.

Summary financial information on principal associates:

	SPD Bank		Anhui USTC
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013
	Million	Million	Million
Total assets	3,680,125	3,145,707	4,328
Total liabilities	3,472,898	2,966,048	866
Total equity	207,227	179,659	3,462

Total equity attributable to equity shareholders	204,375	177,497	3,311
Percentage of ownership of the Group	20%	20%	15%

Total equity attributable to the Group	40,875	35,499	497
The impact of fair value adjustments at the time of acquisition and goodwill	11,673	12,844	895

Interest in associates	52,548	48,343	1,392

	SPD Bank			Anhui USTC
	2013	2012	2011	2013
	Million	Million	Million	Million
Revenue	100,015	82,952	67,497	1,254
Profit before taxation	53,849	44,754	35,773	321
Profit for the year	40,922	34,186	27,236	279
Other comprehensive (loss)/ income	(3,835)	17	10	—
Total comprehensive income	37,087	34,203	27,246	279

The fair value of the interests in SPD Bank and Anhui USTC is disclosed in note 37(e). The management has determined that there was no impairment of the Group’s interest in SPD Bank as of December 31, 2012 and 2013, or the Group’s interest in Anhui USTC as of December 31, 2013.

20	INTEREST IN A JOINT VENTURE

CSVV B.V. commenced its operation in 2009 and has four shareholders including the Company. Each of the four shareholders has contributed US$5,000,000 (equivalent to RMB34,000,000) to CSVV B.V. and owned 25% ownership interests in accordance with the shareholders agreement.

CSVV B.V. is considered a joint venture since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. In addition, the Company and the other shareholders share joint control over the major economic activities of CSVV B.V. In 2013, CSVV B.V. was deregistered.

21	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,453	5,738
- Deferred tax asset to be recovered within 12 months	12,948	7,806

	17,401	13,544

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(90)	(35)
- Deferred tax liabilities to be settled within 12 months	(14)	(16)

	(104)	(51)

21	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2013

	As of January 1 2013	Credited/ (charged) to profit or loss	Exchange differences	As of December 31 2013
	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	97	35	—	132
Write-off of certain network equipment and related assets	1,635	503	—	2,138
Provision for certain operating expenses	7,084	2,098	—	9,182
Deferred revenue from Reward Program	3,420	1,080	—	4,500
Impairment loss for doubtful accounts	1,308	141	—	1,449

	13,544	3,857	—	17,401

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(51)	(54)	1	(104)

	(51)	(54)	1	(104)

Total	13,493	3,803	1	17,297

21	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2012

	As of January 1 2012	Credited/ (charged) to profit or loss	As of December 31 2012
	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	25	72	97
Write-off of certain network equipment and related assets	1,382	253	1,635
Provision for certain operating expenses	5,710	1,374	7,084
Deferred revenue from Reward Program	2,645	775	3,420
Impairment loss for doubtful accounts	1,151	157	1,308

	10,913	2,631	13,544

Deferred tax liabilities arising from:

Capitalized interest	(1)	1	—
Depreciation allowance in excess of related depreciation	(16)	(35)	(51)

	(17)	(34)	(51)

Total	10,896	2,597	13,493

22	RESTRICTED BANK DEPOSITS

		As of December 31, 2013		As of December 31, 2012
	Note	Non-current assets	Total	Non-current assets	Total
		Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves	(i)	6,659	6,659	5,296	5,296
- Pledged bank deposits	(ii)	157	157	122	122

		6,816	6,816	5,418	5,418

Notes:

(i)	The statutory deposit reserves are deposited by China Mobile Finance with the People’s Bank of China (“PBOC”) as required, which are not available for use in the Group’s daily operations.

(ii)	Pledged bank deposits are related to the performance bonds issued by banks in favor of the Office of the Communication Authority (formerly “the Office of the Telecommunications Authority”) of Hong Kong, in order to secure CMHK’s due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

23	OTHER FINANCIAL ASSETS

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Investment in unlisted equity securities in the PRC	127	127

24	INVENTORIES

	As of December 31, 2013	As of December 31, 2012
	Million	Million

SIM cards and handsets	6,632	5,000
Other consumables	2,520	2,195

	9,152	7,195

25	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Within 30 days	8,316	7,696
31 - 60 days	2,137	1,606
61 - 90 days	1,149	882
Over 90 days	2,305	1,538

	13,907	11,722

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

25	ACCOUNTS RECEIVABLE (CONTINUED)

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	2013	2012	2011
	Million	Million	Million

Balance as of January 1	5,274	4,400	4,851
Impairment loss recognized	5,174	4,576	3,683
Accounts receivable written off	(4,464)	(3,702)	(4,133)
Exchange differences	—	—	(1)

Balance as of December 31	5,984	5,274	4,400

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Neither past due nor impaired	13,202	11,100
Less than 1 month past due	705	622

	13,907	11,722

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

26	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits, and rental deposits, which are expected to be recovered within one year.

Prepayments and other current assets primarily consist of rental prepayments.

As of December 31, 2012 and 2013, there were no significant overdue amounts for other receivables.

27	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represents interest payable on the deferred consideration payable (see note 32), which was settled in 2013.

28	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months.

29	CASH AND CASH EQUIVALENTS

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Bank deposits with original maturity within three months	7,798	14,457
Cash at banks and in hand	37,133	56,449

	44,931	70,906

30	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Due within 1 month or on demand	140,397	102,676
Due after 1 month but within 3 months	13,449	6,847
Due after 3 months but within 6 months	6,492	5,554
Due after 6 months but within 9 months	5,294	4,176
Due after 9 months but within 12 months	7,525	4,643

	173,157	123,896

All of the accounts payable are expected to be settled within one year or are repayable on demand.

31	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2013	2012
	Million	Million

Balance as of January 1	58,322	52,014
- Current portion	57,988	51,753
- Non-current portion	334	261
Additions during the year	256,882	255,746
Recognized in the statements of comprehensive income	(252,753)	(249,438)

Balance as of December 31	62,451	58,322
Less: Current portion	(61,789)	(57,988)

Non-current portion	662	334

32	INTEREST-BEARING BORROWINGS

	Note	As of December 31, 2013	As of December 31, 2012
		Million	Million

Bonds	(i)	4,989	4,986
Deferred consideration payable	(ii)	—	23,633

		4,989	28,619

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i)	As of December 31, 2013, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”) issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum, and are payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	The deferred consideration payable represented payables due to the immediate holding company in respect of the acquisition of subsidiaries in 2002 and 2004 with initial amount of US$2,800,000,000 and US$1,650,000,000, respectively. The balances were due on July 1, 2017 and July 1, 2019, respectively.

The deferred considerations were unsecured and bore interest at the rate of two-year US dollar LIBOR swap rate per annum (2013: 0.560% to 0.644% per annum; 2012: 0.560% to 0.644% per annum; 2011: 1.123% to 1.238% per annum) and such interest was payable semi-annually. The balance was subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty. The deferred consideration was fully repaid by December 31, 2013.

33	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Receipts-in-advance	68,411	60,543
Other payables	14,285	12,232
Accrued salaries, wages and benefits	5,649	5,560
Accrued expense	37,466	25,439

	125,811	103,774

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS

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

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as of the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

The HKEx requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

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

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)	The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2013	2012

Options granted to directors
- on October 28, 2004	473,175	473,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	2,881,500	2,881,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
Options granted to other employees
- on October 28, 2004	113,418,420	115,416,275	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
- on December 21, 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
- on November 8, 2005	268,025,464	268,565,399	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	385,273,559	387,811,349

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)	The number and weighted average exercise prices of share options are as follows:

	2013		2012
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$

As of January 1	31.24	387,811,349	30.68	416,363,148
Exercised	24.55	(2,199,065)	23.09	(28,275,029)
Expired	—	—	22.85	(276,770)
Forfeited	30.39	(338,725)	—	—

As of December 31	31.28	385,273,559	31.24	387,811,349

Option vested as of December 31	31.28	385,273,559	31.24	387,811,349

The weighted average share price at the date of exercise for shares options exercised during the year was HK$84.73 (2012: HK$83.35).

The options outstanding as of December 31, 2013 had exercise prices ranging from HK$22.75 to HK$34.87 (2012: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 1.5 years (2012: 2.5 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2012 and 2013.

35	CAPITAL, RESERVES AND DIVIDENDS

(a)	Dividends

(i)	Dividends attributable to the year:

	2013	2012	2011
	Million	Million	Million

Ordinary interim dividend declared and paid of HK$1.696 (equivalent to approximately RMB1.351) (2012: HK$1.633 (equivalent to approximately RMB1.331); 2011: HK$1.580 (equivalent to approximatelyRMB1.314)) per share	27,031	26,842	25,857

Ordinary final dividend proposed after the balance sheet date of HK$1.615 (equivalent to approximately RMB1.270 ) (2012: HK$1.778 (equivalent to approximately RMB1.442); 2011: HK$1.747 (equivalent to approximately RMB1.416)) per share	25,644	28,979	28,441

	52,675	55,821	54,298

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78623, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2013. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2013.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2013	2012	2011
	Million	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.778 (equivalent to approximately RMB1.442) (2012: HK$1.747 (equivalent to approximately RMB1.416); 2011: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,460	28,583	26,718

35	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Share capital

(i)	Authorized and issued share capital

	2013	2012
	HK$ Million	HK$ Million

Authorized:
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

	2013			2012
	Number of shares	Equivalent		Number of shares	Equivalent
		HK$ Million	RMB Million		HK$ Million	RMB Million

Issued and fully paid:

As of January 1	20,100,340,600	2,010	2,142	20,072,065,571	2,007	2,140
Shares issued under share option scheme (note 35(b)(ii))	2,199,065	—	—	28,275,029	3	2

As of December 31	20,102,539,665	2,010	2,142	20,100,340,600	2,010	2,142

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(ii)	Shares issued under share option scheme

During 2013, options were exercised to subscribe for 2,199,065 ordinary shares in the Company at a consideration of HK$53,986,000 (equivalent to RMB43,076,000) of which HK$220,000 (equivalent to RMB175,000) was credited to share capital and the balance of HK$53,766,000 (equivalent to RMB42,901,000) was credited to the share premium account. RMB17,260,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 2(v)(ii).

35	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve comprises the following:

–	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 2(v)(ii); and

–

RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve in previous years.

(ii)	PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by each of the above subsidiaries to the statutory surplus reserve and discretionary surplus reserve each at 10% of their profit after taxation determined under PRC GAAP.

The statutory and discretionary surplus reserve can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(x).

35	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the advantages and security afforded by a sound capital position and the higher shareholder returns that might be possible with higher levels of borrowings, and makes adjustments to the capital structure in light of changes in economic conditions.

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

As of December 31, 2013, the Group’s total debt-to-book capitalization ratio was 0.8% (2012: 4.0%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the years ended December 31, 2011, 2012, and 2013.

	Note	2013	2012	2011
		Million	Million	Million

Telecommunications services revenue	(i)	1,590	2,113	1,709
Telecommunications services charges	(i)	2,843	1,580	1,138
Property leasing and management services charges	(ii)	808	785	776
Interest expenses	(iii)	103	161	219
Interconnection revenue	(iv)	241	253	279
Interconnection charges	(iv)	500	472	446
Network assets leasing revenue	(iv)	109	109	47
Network assets leasing charges	(iv)	9,837	2,950	328
Network capacity leasing charges	(v)	3,876	2,477	1,092
Revenue derived from cooperation of telecommunications services	(vi)	494	341	177
Charges for cooperation of telecommunications services	(vi)	2,232	1,936	1,154

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Notes:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(iii)	The amount represents the interest expenses paid to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to CMCC Group, in respect of interconnection settlement and network assets leasing revenue and charges.
(v)	The amount represents the leasing fees paid/payable to CMCC Group including the leasing of TD-SCDMA network capacity. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group’s TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease term. As a result, the Group does not bear the risks associated with the ownership of the TD-SCDMA network assets, and accordingly the Group accounts for the TD-SCDMA network capacity lease as an operating lease.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to immediate holding company, are included in the following accounts captions summarized as follows:

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Accounts receivable	1,162	921
Other receivables	6	2
Prepayments and other current assets	109	46
Accounts payable	4,036	2,276
Accrued expenses and other payables	145	157

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

(c)	Transactions with an associate

The Group has entered into transactions with one of its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associate include the bank deposits placed at SPD Bank, the interest income received/receivable from SPD Bank, the mobile telecommunications services provided, which were carried out in the ordinary course of business, and dividend received/receivable from SPD Bank:

	As of December 31,2013	As of December 31,2012
	Million	Million

Bank deposits	42,752	29,089

	Note	2013	2012	2011
		Million	Million	Million

Interest income	(i)	1,355	797	237
Mobile telecommunications services fees	(ii)	84	61	44
Dividend income		2,052	1,120	458

Notes:

(i)	Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (note 36(a)) and an associate (note 36(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

–	rendering and receiving telecommunications services, including interconnection revenue/charges

–	purchasing of goods, including use of public utilities

–	placing of bank deposits

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

(e)	For key management personnel compensation, please refer to note 9.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

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

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 25(c).

(b)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million

Accounts payable	173,157	173,157	173,157	—	—	—
Bills payable	1,360	1,360	1,360	—	—	—
Accrued expenses and other payables	125,811	125,811	125,811	—	—	—
Amount due to ultimate holding company	22	22	22	—	—	—
Interest-bearing borrowings
- Bonds	4,989	5,860	225	450	5,185	—
Obligations under finance leases	68	71	71	—	—	—

	305,407	306,281	300,646	450	5,185	—

	As of December 31, 2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million

Accounts payable	123,896	123,896	123,896	—	—	—
Bills payable	1,159	1,159	1,159	—	—	—
Accrued expenses and other payables	103,774	103,774	103,774	—	—	—
Amount due to ultimate holding company	39	39	39	—	—	—
Amount due to immediate holding company	16	16	16	—	—	—
Interest-bearing borrowings
- Deferred consideration payable	23,633	24,263	141	222	10,156	13,744
- Bonds	4,986	6,085	225	450	5,410	—
Obligations under finance leases	68	71	71	—	—	—

	257,571	259,303	229,321	672	15,566	13,744

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level. As of December 31, 2013, the Group did not have any interest-bearing borrowings at variable rates and had RMB 5,000,000,000 of bonds, which were issued at fixed rate and exposes the Group to fair value interest rate risk. The Group determines the amount of its fixed rate depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2013, total cash and bank balances of the Group amounted to RMB426,724,000,000 (2012: RMB408,321,000,000). The interest income for 2013 was RMB15,289,000,000 (2012: RMB12,313,000,000) and the average interest rate was 3.66% (2012: 3.32%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,213,000,000 (2012: RMB3,077,000,000).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency represented 0.8% (2012: 0.9%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as of December 31 except as follows:

	As of December 31, 2013		As of December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

Interest in listed associates	53,940	38,543	48,343	37,008
Interest-bearing borrowings - bonds	4,989	4,675	4,986	4,908

The fair value of interest in SPD Bank and Anhui USTC and bonds is based on quoted market prices (level 1) at the balance sheet date without any deduction for transaction costs. As of December 31, 2013, the Group’s interest in associates is principally the equity investment in SPD Bank. As of December 31, 2013, the fair value of investment in SPD Bank was RMB 35.18 billion (2012: RMB37.01 billion), below its carrying amount by approximately 33.1% (2012: approximately 23.4%).

The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired and particularly, whether there was impairment indication existed on investment in SPD Bank. The recoverable amount of the investment in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending December 31, 2018 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in mainland China. Management judgement is required in estimating the future cash flows of SPD Bank which are sensitive to the cash flows projected. The key assumptions are determined with reference to external sources of information. Based on management’s assessment results, there was no impairment as of December 31, 2013 and 2012, respectively. Changes in the key assumptions could have a significant impact of the recoverable amount of the investment in SPD Bank and could result in impairment charge in future periods.

38	COMMITMENTS

(a)	Capital commitments

The Group’s capital commitments outstanding as of December 31 not provided for in the financial statements were as follows:

	2013	2012
	Million	Million

Commitments in respect of land and buildings
- authorized and contracted for	7,212	8,043
- authorized but not contracted for	43,709	30,903

	50,921	38,946

Commitments in respect of telecommunications equipment
- authorized and contracted for	25,022	23,150
- authorized but not contracted for	167,901	150,382

	192,923	173,532

Total commitments
- authorized and contracted for	32,234	31,193
- authorized but not contracted for	211,610	181,285

	243,844	212,478

38	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31, are as follows:

	Land and buildings	Lease lines	Others	Total
	Million	Million	Million	Million

As of December 31, 2013
Within one year	8,008	5,627	984	14,619
After one year but within five years	15,966	2,706	1,355	20,027
After five years	4,476	669	34	5,179

	28,450	9,002	2,373	39,825

As of December 31, 2012
Within one year	6,836	3,758	1,032	11,626
After one year but within five years	14,886	4,161	970	20,017
After five years	4,484	1,035	70	5,589

	26,206	8,954	2,072	37,232

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

39	POST BALANCE SHEET EVENTS

After the balance sheet date, the directors declared a final dividend for the year ended December 31, 2013. Further details are disclosed in note 35(a)(i).

40	ACCOUNTING ESTIMATES AND JUDGEMENTS

   Key sources of estimation uncertainty

Notes 16 and 37 contain information about the assumptions and their risk factors relating to goodwill impairment and financial instruments, and note 36 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity, other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial conditions of the customers were to deteriorate, additional impairment may be required.

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

40	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

   Key sources of estimation uncertainty (Continued)

Impairment of property, plant and equipment, inventories, interest in associates, goodwill and other intangible assets

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, inventories, interest in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charge or reversal of impairment in future periods.

41	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2013

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2013 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendment to IAS 32, “Financial Instruments: Presentation”	January 1, 2014
IFRS 9, “Financial Instruments”	Note
IFRIC– Int 21 , “Levies”	January 1, 2014
Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Annual Improvement to IFRSs 2011-2013 Cycle	July 1, 2014
IFRS 14, “Regulatory Deferral Accounts”	January 1, 2016

Management is assessing the impact of such new standards, amendments to standards and interpretation and will adopt the relevant standards, amendments to standards and interpretation in the subsequent periods as required.

Note: The mandatory effective date is left open pending the finalisation of the impairment and classification and measurement requirements.

42	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2013	2012	2011
	Million	Million	Million

Dividend income	67,806	14,400	68,762

Operating expenses	(87)	(111)	(83)

Interest income	14	15	11

Non-operating net income	54	3	—

Finance costs	(105)	(164)	(241)

Profit before taxation	67,682	14,143	68,449

Taxation	—	—	—

PROFIT FOR THE YEAR	67,682	14,143	68,449

Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities	—	(7)	(186)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	67,682	14,136	68,263

42	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2013	As of December 31, 2012
	Million	Million

Non-current assets	479,149	476,790

Current assets	3,212	16,979

Current liabilities	21	33

Non-current liabilities	4,989	28,619

NET ASSETS	477,351	465,117

TOTAL EQUITY	477,351	465,117

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed cash flow statements

	2013	2012	2011
	Million	Million	Million

Net cash used in operating activities	(69)	(90)	(80)

Net cash generated from investing activities	14,785	15,364	13,137

Net cash used in financing activities	(14,447)	(15,226)	(14,231)

Net increase/(decrease) in cash and cash equivalents	269	48	(1,174)

Cash and cash equivalents at beginning of year	974	919	2,259

Effect of changes in foreign exchange rate	52	7	(166)

Cash and cash equivalents at end of year	1,295	974	919

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association (as amended).(1)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Guarantee from China Mobile Communications Corporation for the RMB5,000 million guaranteed bonds due 2011 issued by Guangdong Mobile.(2)

2.3	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(3)

4.1	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.2	Tax Indemnity, dated July 1, 2004, among China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(4)

4.3	Conditional Sale and Purchase Agreement, dated April 28, 2004 between China Mobile (Hong Kong) Limited, China Mobile Hong Kong (BVI) Limited and China Mobile Communications Corporation.(5)

4.4	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.5	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. And Beijing P&T Consulting & Design Institute (with English translation).(5)

4.6	Asset Injection Agreement, dated April 9, 2004, between China Mobile Communications Corporation and China Mobile Communication Company Limited (with English translation).(5)

4.7	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd. and Neimenggu Communication Service Company (with English translation and schedule).(5)

4.8	Agreement on the Confirmation of Rights and Obligations, dated April 9, 2004, between China Mobile Communications Corporation, China Mobile Group Design Institute Co., Ltd. and Beijing P&T Consulting & Design Institute (with English translation).(5)

4.9	Consent Letter to the Substitution of Borrowers under the Consigned Loan Agreement, dated February 13, 2004, between China Mobile Communications Corporation, China Mobile Group Neimenggu Co., Ltd., Neimenggu Communication Service Company and Beijing Chang’an Sub-branch of Industrial and Commercial Bank of China (with English translation and schedule).(5)

4.10	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(5)

4.11	Tax Indemnity dated July 1, 2002 between China Mobile Hong Kong (BVI) Limited, China Mobile (Hong Kong) Limited and China Mobile Communications Corporation.(3)

4.12	Co-operation Framework Agreement in respect of Indirect Loan dated May 10, 2002 between China Mobile Communications Corporation and China Mobile (Hong Kong) Limited (with English translation).(3)

4.13	Agreement on the Sales and Maintenance of Masts and Maintenance of Antennas and Feeder Lines, dated August 1, 2000, between China Mobile Group Hebei Co., Ltd. and Hebei Provincial Posts and Telecommunications Equipment and Machinery Plant.(6)

4.14	Trademark License Agreement, dated January 1, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.15	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(8)

4.16	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.17	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.18	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. And Shanghai Pudong Development Bank Co., Ltd. (with English summary).(9)

4.19	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.20	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.21	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(11)

4.22	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication, Co., Ltd. (with English translation).(12)

4.23	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation and China Mobile Limited (with English translation).

4.24	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

4.25	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from KPMG.

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 1-14696), filed with the SEC on June 9, 2006.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 1-14696), filed with the SEC on June 26, 2001.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-47256), filed with the SEC on October 30, 2000.

(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-14696), filed with the SEC on June 11, 2008.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.