Form 20-F
period 2014-12-31
CHINA MOBILE LTD /ADR/
filed 2015-04-24
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Grace Wong

Company Secretary

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Telephone: (852) 3121-8888

Fax: (852) 2511-9092

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares representing the ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, 20,438,426,514 ordinary shares were issued and outstanding.

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

China Mobile Limited

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services and services based on technological evolution, and our ability to attract customers to these services;

•	our objectives and strategies for the development of our terminal procurement and distribution business;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected impact of the implementation in China of value-added tax on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2014. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2012, 2013 and 2014 and the selected historical consolidated balance sheet data as of December 31, 2013 and 2014 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue(1)	492,743	537,806	581,835	630,177	641,448	103,383
Operating expenses(1)	339,653	383,948	429,105	494,528	524,114	84,472
Profit from operations	153,090	153,858	152,730	135,649	117,334	18,911
Profit before taxation	159,071	166,582	171,300	158,579	142,592	22,982
Taxation	(39,047)	(40,603)	(41,919)	(36,776)	(33,187)	(5,349)
Profit for the year attributable to equity shareholders	119,640	125,870	129,274	121,692	109,279	17,613
Basic earnings per share(2)	5.96	6.27	6.43	6.05	5.38	0.87
Diluted earnings per share(2)	5.89	6.20	6.36	5.98	5.35	0.86
Basic earnings per ADS(2)	29.82	31.36	32.17	30.27	26.92	4.34
Diluted earnings per ADS(2)	29.44	30.98	31.78	29.91	26.77	4.32
Number of shares utilized in basic earnings per share calculation (in thousands)	20,062,910	20,068,194	20,090,824	20,101,232	20,293,254	20,293,254
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,321,332	20,315,252	20,341,516	20,343,120	20,408,441	20,408,441

	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Balance Sheet Data:
Working capital(3)	66,202	109,441	148,797	96,276	45,707	7,367
Cash and cash equivalents	87,543	86,259	70,906	44,931	66,744	10,757
Bank deposits	204,803	246,687	331,997	374,977	352,118	56,751
Accounts receivable	7,632	9,165	11,722	13,907	16,340	2,634
Property, plant and equipment	385,296	408,165	430,509	479,227	564,795	91,028
Total assets	861,935	952,558	1,052,109	1,167,392	1,296,449	208,950
Bonds–current portion(4)	4,981	—	—	—	—	—
–non-current portion	4,982	4,984	4,986	4,989	4,992	805
Deferred consideration payable(5)	23,633	23,633	23,633	—	—	—
Total liabilities	284,532	302,139	326,800	376,668	437,806	70,562
Share capital(6)	2,139	2,140	2,142	2,142	400,737	64,587
Shareholders’ equity	576,157	649,064	723,447	788,773	856,576	138,055
Other Financial Data:
Capital expenditures and land lease prepayments(7)	114,338	124,414	125,024	140,041	171,806	27,690
Net cash generated from operating activities	231,379	226,756	230,709	224,985	211,022	34,011
Net cash used in investing activities	(171,572)	(169,356)	(191,176)	(171,475)	(146,219)	(23,566)
Net cash used in financing activities	(51,051)	(58,420)	(54,897)	(79,431)	(42,944)	(6,921)
Dividend declared	51,818	54,298	55,821	52,675	47,170	7,602
Dividend declared per share (RMB)	2.595	2.730	2.773	2.621	2.311	0.37
Dividend declared per share (HK$)	3.014	3.327	3.411	3.311	2.920	0.37

(1)	Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013 and 2014, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.
(2)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2010, 2011, 2012, 2013 and 2014. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(3)	Represents current assets minus current liabilities.
(4)	The guaranteed bonds due in 2011 with an aggregate principal amount of RMB5,000 million were fully redeemed upon maturity in June 2011.
(5)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. The deferred consideration was fully repaid by December 31, 2013. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations and Commitments.”
(6)	Under the new Hong Kong Companies Ordinance (Cap. 622 of the laws of Hong Kong), or the Companies Ordinance, which has been in effect since March 3, 2014, the concept of authorized share capital no longer exists and our shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of our shareholders as a result of this transition. In addition, in accordance with the transitional provisions set forth in Section 37 of Schedule 11 to the Companies Ordinance, any amount standing to the credit of the share premium account has become part of our share capital.
(7)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.2046 = US$1.00 and HK$7.7531 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.1976 = US$1.00 and HK$7.7510 = US$1.00, respectively, on April 17, 2015. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2014	6.1385	6.1107	October 2014	7.7645	7.7541
November 2014	6.1429	6.1117	November 2014	7.7572	7.7519
December 2014	6.2256	6.1490	December 2014	7.7616	7.7509
January 2015	6.2535	6.1870	January 2015	7.7563	7.7508
February 2015	6.2695	6.2399	February 2015	7.7584	7.7517
March 2015	6.2741	6.1955	March 2015	7.7686	7.7534
April 2015 (up to April 17, 2015)	6.2152	6.1930	April 2015 (up to April 17, 2015)	7.7525	7.7499

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2010, 2011, 2012, 2013 and 2014 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554

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

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, in recent years, we have experienced a lower rate of growth as measured by our revenue, and in 2014, we experienced a decrease in profit from operations, profit before taxation and net profit compared to 2013. We cannot assure you that we will be able to achieve a high level of growth in the future due in part to the increased market saturation and competition among mobile operators and from other related industries in Mainland China. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 94.5% as of December 31, 2014. Moreover, measures adopted by the PRC government in 2013 that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers have changed the competitive landscape in the telecommunications industry in Mainland China and have resulted and will result in further intensified competition among existing industry participants as well as increasing competition from providers offering telecommunications services using alternative technologies, in particular Internet service providers. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” In addition, the implementation of value-added tax in Mainland China has had, and is expected to continue to have, a negative impact on our operating revenue and profit compared to previous years. See “— Implementation of value-added tax in Mainland China has had, and is expected to continue to have, a negative impact on our operating revenue and profit.” Furthermore, the adjustment of interconnection settlement standards has had, and is expected to continue to have, a negative impact on our revenue and profitability. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.”

All of these factors, among others, have contributed to a slowdown in the growth of our telecommunications services in Mainland China. Our costs for the provision of telecommunications services may also increase in order for us to maintain our growth. Our efforts to achieve growth could be hampered and our profitability may decrease if we are unable to compete effectively with other telecommunications services providers and Internet service providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China United Network Communications Group Co., Ltd., or China Unicom, China Telecommunications Corporation, or China Telecom, and us. The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.” Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile services from other providers. Furthermore, we expect that we will face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD mode long-term evolution, or FDD-LTE, technology. See “— We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.” As part of changes in our marketing model, we may, depending on the competitive environment, offer more tariff promotions to our customers, which may negatively impact our revenues. As a result of the above, we cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period will end on December 31, 2015, subject to further adjustment by MIIT. From December 2013 through December 2014, the applications of 42 applicants to lease and repackage mobile services and provide mobile services to end customers were approved. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively also will depend on how successfully we respond to various factors affecting the telecommunications industry in Mainland China, including changes in consumer preferences and demand for existing services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Implementation of value-added tax in Mainland China has had, and is expected to continue to have, a negative impact on our operating revenue and profit.

Our business operations in China are currently subject to PRC value-added tax. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation issued a pilot tax program under which value-added tax instead of business tax will be levied on the provision of certain services that were previously subject to business tax in China. The telecommunications industry became subject to the pilot tax program effective from June 1, 2014. For telecommunications enterprises, the value-added tax rate for the provision of basic telecommunications services is 11%, while the value-added tax rate for the provision of value-added telecommunications services is 6%. The value-added tax levied in relation to our operating revenue is not included within our operating revenue. Furthermore, the amount of input tax deductions from value-added tax that we may currently claim on our costs and capital expenditure are relatively low, as the implementation of value-added tax has not yet been extended to many industries. Our net profit in 2014 decreased as compared to 2013 partly due to the impact of the implementation of value-added tax. We expect that the implementation of value-added tax will continue to have a negative impact on our operating revenue and profit.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview — Regulation — Interconnection Charges.” In addition, the MIIT has expanded the mobile number portability policy that has been implemented in Tianjin Municipality and Hainan Province to Jiangxi Province, Hubei Province and Yunnan Province. The PRC government may continue to expand the implementation of the mobile number portability policy to other areas of Mainland China. The implementation and expansion of the mobile number portability policy may have a greater impact on us, as a leading operator, than on our competitors.

The PRC government has adopted other regulatory measures that may encourage competition in the telecommunications industry. For example, the PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. From December 2013 through December 2014, the applications of 42 applicants to lease and repackage mobile services and provide mobile services to end customers were approved. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. The implementation of asymmetrical and other regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.

We are developing and conducting our 4G business based on the TDD mode long-term evolution, or TD-LTE, technology. On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permissions to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. We have subsequently launched our 4G services and rapidly expanded our 4G network. As of March 31, 2015, the number of 4G customers reached approximately 143.1 million. However, we expect that we will face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD-LTE technology. Since FDD-LTE technology is more widely used globally than TD-LTE technology and enjoys more mature value chains in terms of both chips and terminals, we expect that our competitors’ use of FDD-LTE technology will pose competitive challenges to our 4G business. As a result, we cannot assure you that our implementation of TD-LTE technology and provision of telecommunications services based on TD-LTE technology will achieve the expected results.

In addition, we expect to make substantial investments in the development of our 4G services, including construction of infrastructure networks and base stations. Accordingly, the amount of our capital expenditures in future years could remain high. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If we are unable to provide 4G services in a commercially viable manner, our ability to realize benefits from our significant capital investment and expenses in our networks and 4G services will be limited, and our operating revenue and profit from operations could decrease materially.

There remain uncertainties in connection with the future operation of the China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited).

In July 2014, China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, entered into a promoters’ agreement with China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited, and China Telecom Corporation Limited to establish China Tower. Pursuant to the promoters’ agreement, we made an investment of RMB4,000 million and indirectly own a 40% equity interest in China Tower.

The business scope of China Tower consists primarily of the construction, maintenance and operation of telecommunications towers, the construction, maintenance and operation of ancillary facilities, including base station control rooms, power supplies and air conditioning as well as interior distribution systems, and the maintenance of base station equipment. The purpose of establishing China Tower is to streamline the capital expenditure of the three major telecommunications operators, to improve network coverage and to reduce competition among the three major telecommunications operators in relation to the sites of telecommunications towers. However, because the operations of China Tower are still at a preliminary stage and the three promoters are still in the process of formulating plans and strategies with respect to the contribution of assets into China Tower and the development and operations of China Tower, there remain uncertainties regarding the future business scope and operations of China Tower, as well as future arrangements such as the type and amount of assets to be injected into China Tower. We cannot assure you that our investment in and the operation of China Tower will not materially and adversely affect our business or competitiveness, as well as our financial condition and results of operations, or that it will produce the expected benefits.

Rapid development of new technologies, new services and products, and new business models, including Over The Top products such as instant voice and messaging services, may have a material adverse effect on our business, financial condition and results of operations.

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long distance, wireless, cable and Internet communication services being lessened and has brought new competitors into the telecommunications market. As a result, we are subject to increasing competition from non-traditional telecommunications services providers, such as Internet service providers and mobile software and applications developers, as they gain an increasing share of the telecommunications industry value chain. These new competitors compete against us in both voice and data businesses by offering mobile Internet access, Over The Top products such as instant voice and messaging services, and other mobile services. See “— Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from telecommunications services providers that use alternative technologies, which could materially and adversely affect our business and market position.”

Revenue generated from wireless data traffic grew substantially in 2014, partly due to continued increased penetration of smartphones and improvements in our services provided on our upgraded networks with the development of our 4G technology and services. However, there is no guarantee that our wireless data traffic business will continue to grow rapidly or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue and revenue generated from SMS and MMS. We cannot assure you that the measures we are taking in response to these challenges will achieve the results we expect.

We have encountered and may continue to encounter challenges in the operation of our 3G services.

We conduct our 3G business based on the Time Division Synchronous Code Division Multiple Access, or TD-SCDMA, technology. As a result, our ability to deliver our 3G services depends, to a large extent, on the TD-SCDMA technology. However, we face intense competition in the delivery of 3G services from our competitors, which are delivering 3G services using Wideband Code Division Multiple Access, or WCDMA, and Code Division Multiple Access 2000, or CDMA 2000, technologies, both of which are widely used in western Europe and the United States and may offer more effective global roaming or other services to customers. If the TD-SCDMA technology proves not to be as competitive as the WCDMA or CDMA 2000 technology, or otherwise ends up not being widely adopted, our ability to attract and retain customers or offer services to our customers may be limited, our business and prospects may suffer and our revenues and profitability could decrease materially.

While we have made breakthroughs in 3G services, due to the ongoing development of 4G technology, the previous pace of development of 3G services may not be sustainable. If we encounter challenges in the provision of our 3G services, our ability to realize benefits from our significant capital investment in our networks and 3G services will be limited, which could have a material adverse effect on our financial condition and results of operations.

Failure to capitalize on new business opportunities may substantially reduce our growth potential.

We may pursue acquisitions or otherwise make investments in other business opportunities as such opportunities arise. We cannot assure you that we will be successful in pursuing such acquisitions or investments or will otherwise be able to successfully integrate any acquired business into our existing operations. Our ability to capture new business opportunities may also depend on the availability of sufficient financing from internal as well as external sources. Any failure to capitalize on new business opportunities may materially harm our competitive position, as well as materially reduce our future profitability and growth.

We, through our wholly-owned subsidiary China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, hold a 20% of equity interest in Shanghai Pudong Development Bank, or SPD Bank. We also have a strategic cooperation agreement with SPD Bank, pursuant to which we cooperate with SPD Bank in the areas of mobile finance and mobile e-Commerce businesses, such as mobile payment which includes on-site payment and remote payment as well as in the sharing of customers services and channels resources. See “Item 4. Information on the Company — Business Overview — Investment in, and strategic cooperation with, SPD Bank.” SPD Bank’s profitability is impacted to some extent by macroeconomic conditions and changes in monetary and fiscal policies in Mainland China, and we cannot assure you that our investment in SPD Bank will achieve the desired level of return. If we encounter difficulties in carrying out our cooperation with SPD Bank, the prospects of the mobile finance and mobile e-Commerce businesses contemplated to be jointly developed by us and SPD Bank may be materially and adversely affected. Furthermore, expected benefits from our investment in networks, licenses and new technologies may not be realized.

In August 2012, CMC entered into a share subscription agreement with IFLYTEK CO., LTD., or IFLYTEK, a company listed on the Shenzhen Stock Exchange. The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK also entered into a strategic cooperation agreement to cooperate in various areas, including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and basic telecommunications businesses and informatization of the telecommunications industry. In collaboration with IFLYTEK, we launched “Lingxi”, a smart voice assistant application. We cannot assure you that our investment in IFLYTEK will achieve the desired level of return or the strategic cooperation will produce the expected benefits, if at all.

In June 2014, China Mobile International Holdings Limited, or CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation Public Company Limited, or True Corporation, the principal company of True Group, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum with True Corporation to record our intention to explore business cooperation opportunities in various areas, including technology and network development, procurement sharing, mobile banking and mobile commerce, convergence strategies and market development. We cannot assure you that our investment in True Corporation will achieve the desired level of return or the intended cooperation will produce the expected benefits, if at all.

We have established certain subsidiaries to operate certain aspects of our businesses, such as China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile M2M Company Limited, China Mobile (Shenzhen) Limited, China Mobile Online Services Company Limited, China Mobile (Suzhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited and MIGU Company Limited, and we expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses. We cannot assure you, however, that this business model would be sustainable or that we will achieve the expected benefits.

Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position.

In recent years, the telecommunications industry in Mainland China has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile technologies that we currently employ may become obsolete. In addition, the development and application of new technologies involve time, substantial costs and risks. We may encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. In order to meet the challenges posed by changes in technology and business models, we have striven to promote the development and transition from voice to data traffic operations, from mobile communication services to innovative full services, and from communication services to digital services. However, as the implementation of the components of our strategy, as well as the development of new businesses, such as mobile Internet, “Internet of Things” and cloud computing, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement the components of our strategy, launch or develop such new businesses within a short time period, or otherwise achieve the expected benefits.

Substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructures.

Our wireless data traffic business has experienced significant growth in recent years, which contributed to the growth of our operating revenue and provides our business with further opportunities for development. In addition, we have launched our TD-LTE services, which are expected to drive further growth in data traffic. The continued substantial increase in data traffic resulting from the growth of our wireless data traffic business, our TD-LTE business and the proliferation of smartphones significantly strains the existing capacity of our telecommunications network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network, including our TD-LTE infrastructure, to carry the increasing data traffic. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

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

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our ordinary shares and ADSs to decline significantly. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

Some employee misconduct, including misconduct by senior management, may not be detected or prevented in a timely manner, and such misconduct may damage our reputation and cause the trading price of our ordinary shares and ADSs to decrease significantly.

Certain of the management personnel of our company and our subsidiaries were alleged to have engaged in unlawful conduct in recent periods. Such allegations of unlawful conduct include the acceptance of bribes. While some of these incidents are still under investigation, we believe that such management misconduct are isolated incidents resulting from individual misconduct.

In order to further strengthen our internal system and policies for detecting and preventing similar and other misconduct, we have re-examined our policies and procedures and have implemented additional operational measures. In particular, with respect to our business cooperation arrangements with third parties, we have adjusted the model of business cooperation and have implemented more stringent policies and processes. These efforts are expected to reduce the probability of third parties engaging in improper business relationships with our employees. We have also further expanded the type of equipment, products and services that are subject to centralized procurement. Furthermore, we have implemented a rotation policy under which the management of our major operating subsidiaries will rotate among different subsidiaries every few years. In addition, we have revised our policy in relation to, and strengthened control over, the material investment projects. We have also provided ongoing compliance and ethics trainings to our employees.

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

As of March 31, 2015, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

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

In addition, under current PRC laws, rules and regulations, our ordinary shares listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, will not be interchangeable or fungible with any shares we may decide to list on a Mainland China stock exchange, and there is no trading or settlement between these two markets. As a result, the trading prices of our ordinary shares listed on the Hong Kong Stock Exchange may not be the same as the trading prices of any shares we may decide to list on a Mainland China stock exchange. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially and adversely affect, the prices of our ordinary shares and ADSs listed in overseas markets.

On November 17, 2014, the China Securities Regulatory Commission, or the CSRC, and the Hong Kong Securities and Futures Commission, or the SFC, launched a pilot scheme to allow investors in Mainland China to trade shares in designated companies listed on the Hong Kong Stock Exchange, including constituent stocks of the Hang Seng Composite LargeCap Indexes such as our ordinary shares, subject to certain quota limitations. We cannot predict the impact that this initiative will have on cross-border investment by investors in Mainland China or on the trading prices of our ordinary shares and ADSs.

Our future network capacity growth may be constrained by the frequency spectrum available to us.

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 130 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

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

Our mobile services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all calls between our customers and customers of other networks. We have entered into interconnection and transmission line leasing agreements with other operators. Any disruption on our interconnection with the networks of other operators with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and in turn our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that could severely harm our operations and materially decrease our profitability and growth.

Compliance with the SEC’s new rule for disclosures on “conflict minerals” may be time consuming and costly and could adversely affect our reputation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a new rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The new rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the year ended December 31, 2013 with the SEC on May 30, 2014, and our conflict minerals report for the year ended December 31, 2014 is due June 1, 2015. We will incur additional costs to comply with the new due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. We cannot predict when or if changes in tariff policies may occur. For example, the replacement of the regional long-distance and roaming tariff with a unified tariff within certain regions is currently being considered by certain governmental authorities in the PRC. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate a 3G telecommunications business based on the 3G license granted to CMCC by the MIIT. Furthermore, CMCC has received permission to operate a 4G business through us. Any future adverse change in the conditions or other obligations relating to these approvals and licenses could have a material adverse effect on our business, financial condition, results of operations and prospects.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. We believe that the universal service obligations may include mandatory provision of basic mobile services in less economically developed areas and to support broadband development in Mainland China and mandatory contribution to a universal service fund. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, due in part to highly volatile securities markets, particularly for publicly traded shares of telecommunications companies, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile market in Mainland China and changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, announcements by and information released by governmental entities, and new technologies, products and services. See “Item 9. The Offer and Listing” for information regarding the trading price history of our ordinary shares and ADSs.

Actual or perceived health risks associated with the use of mobile devices could materially impair our ability to retain and attract customers, reduce wireless telecommunications usage or result in litigation.

There continues to be public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless industry participants were the targets of lawsuits alleging various health consequences as a result of wireless phone usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates such alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not materially impair our ability to retain customers and attract new customers, significantly reduce wireless telecommunications usage or result in litigation.

Risks Relating to Mainland China

An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. In recent years, Mainland China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP, growth. If China’s economic growth slows down, there will be reduced business activities and reduced demand for our services, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to reviews and inspections by governmental authorities and regulatory agencies.

We are subject to reviews and inspections by various governmental authorities and regulatory agencies. These reviews and inspections could cover a broad range of aspects in relation to our business and operations, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. We are currently being inspected with respect to, among other things, our accounting and financial reporting practices. We cannot predict the impact of any findings of these reviews and inspections, and we cannot assure you that the outcome of any such reviews and inspections would not have a material adverse effect on our business, financial condition, results of operations and prospects.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws, rules and regulations remain relatively untested, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involves potentially significant uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and taxation, may also materially and adversely affect our financial condition, result of operations and prospects.

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

If additional remedial measures are imposed on the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. These firms subsequently appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the accounting firms to follow detailed procedures and to seek to provide the SEC with access to firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria or there is a problem with the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures imposed by the SEC or other regulatory authorities, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4.	Information on the Company.

We provide a full range of mobile services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. As of December 31, 2014, the total population residing in Mainland China exceeded 1.3 billion. Based on publicly available information, we are the leading provider of mobile services in Mainland China and the largest provider of mobile services in the world as measured by total number of customers as of December 31, 2014. As of the same date, our total number of customers reached approximately 806.6 million. As of March 31, 2015, our total number of customers reached approximately 815.4 million.

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

Expansion Through Acquisitions

At our inception, our mobile operations included those in Guangdong Province and Zhejiang Province, conducted by Guangdong Mobile Communication Company Limited (currently known as China Mobile Group Guangdong Co., Ltd.), or Guangdong Mobile, and Zhejiang Mobile Communication Company Limited (currently known as China Mobile Group Zhejiang Co., Ltd.), or Zhejiang Mobile, respectively. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. We subsequently increased our shareholding in Zhejiang Mobile to 100%.

We carried out a series of acquisitions between 1998 and 2004, through which we acquired from CMCC, our parent company, mobile operations conducted by its other regional subsidiaries. As a result, we significantly expanded the geographical coverage of our operations to all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Hong Kong Company Limited, or Hong Kong Mobile), a mobile services provider based in Hong Kong, in 2006.

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2015, we held a 99.97% equity interest in China Mobile Device.

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

On May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the Ministry of Finance, or the MOF, jointly issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in the consolidation of the telecommunications industry in China into three service providers: China Telecom, China Unicom and CMCC.

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in Mainland China, other than China Tietong and us, currently also include China Telecom and China Unicom. China Telecom and China Unicom currently operate both mobile and fixed-line services. On December 4, 2013, the MIIT granted CMCC permission to authorize us to operate a fixed-line telecommunications business.

On July 11, 2014, CMC entered into a promoters’ agreement with China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited, and China Telecom Corporation Limited to establish China Tower. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly own a 40% equity interest in China Tower. The business scope of China Tower will consist primarily of the construction, maintenance and operation of telecommunications towers, the construction, maintenance and operation of ancillary facilities, including base station control rooms, power supplies and air conditioning as well as interior distribution systems, and the maintenance of base station equipment. The shareholders of China Tower are considering the impact of the injection of telecommunications assets into China Tower.

Organizational Structure

As of March 31, 2015, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2015, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile M2M Company Limited

• China Mobile (Shenzhen) Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Co., Ltd.

• MIGU Company Limited

In addition, we indirectly own a 99.97% equity interest in China Mobile Device through CMC and a 92% equity interest in China Mobile Finance through China Mobile Group Beijing Co., Ltd., or Beijing Mobile, and directly own a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

General Information

Our principal executive offices are located at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of our regional mobile companies in Mainland China and Hong Kong. Our web site address is www.chinamobileltd.com. The information on our web site is not a part of this annual report on Form 20-F.

Business Overview

We offer mobile services using the Global System for Mobile Communications, or GSM, standard. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong.

We also offer mobile services using the TD-SCDMA standard. We operate our 3G business based on an Internet Protocol based core network that is shared by our 2G, 3G and 4G services as well as the TD-SCDMA network capacity leased from CMCC. See “— Mobile Networks” below. We intend to use the TD-SCDMA network to primarily carry data traffic from mobile phones. CMCC’s TD-SCDMA wireless network covered all county-level or above cities and some towns and villages in Mainland China as of December 31, 2014.

In addition, we provide our customers with high-speed Internet access through our WLAN access points located throughout Mainland China. We intend to use our WLAN network to primarily carry Internet data from computers, mobile phones and other terminals.

On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. We intend to use the TD-LTE network to primarily carry high bandwidth and high quality wireless broadband businesses. As of December 31, 2014, we cumulatively put in use more than 720,000 4G base stations which cover a population of more than one billion persons, realizing nationwide continuous coverage in almost all cities and counties, as well as data hotspot coverage in developed rural towns and villages, in the PRC. We will also carry out Voice-Over-LTE, or VoLTE, live network testing and we aim to achieve the commercialization of VoLTE and establish our first mover advantage in this field. In addition, we have been providing commercial 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

Furthermore, we cooperate with China Tietong in strengthening our capabilities to provide full telecommunications services. On December 4, 2013, the MIIT granted to CMCC permission to authorize us to operate fixed-line telecommunications business in Mainland China. We continue to increase our reserves of basic resources, such as metropolitan area transmission networks, public Internet and broadband access networks in Mainland China, accelerate Internet Data Center, or IDC, development and focus on the development of services such as dedicated lines for corporate customers.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile market, we have aligned ourselves with mobile Internet development trends. We have embraced the migration of the core telecommunications revenue driver from voice to data traffic and then to digital services, and accelerated capabilities distribution and strategic transformation. We have striven to promote the development and transition from voice to data traffic operations, from mobile communication services to innovative full services and from communication services to digital services.

Coordinated and Synergistic Development of Businesses Carried by the Four Networks. We have continued to carry out the coordinated and synergistic development of our GSM, TD-SCDMA, WLAN and TD-LTE businesses in order to facilitate the transition from voice-centric to data-centric operations. We have striven to implement the construction of our 4G (TD-LTE) network to achieve a leading position in terms of wide, continuous and deep coverage. The focus of our 3G and 2G networks is to realize the potential and achieve good utilization of our current network resources, and the focus of the development of WLAN is to better allocate data traffic. We further optimized our network architecture in order to achieve significant data traffic migration from our 2G and 3G networks to our 4G network.

Supporting the Transition from Mobile Communications Operations to Innovative Full Service Operations. We have continued to build up infrastructure and improve fundamental network abilities to support our transition from mobile communications operations to innovative full service operations. We further improved the transmission capacity of our fiber optic cable and the accessibility of our corporate customer dedicated lines and strengthened our capabilities in introducing and allocating Internet traffic. In December 2013, the MIIT granted CMCC permission to authorize us to operate a fixed-line telecommunications business, and we became a full-service operator. We are focused on developing our transmission network, public Internet and broadband network, and we will leverage our 4G network to promote wireless broadband access and realize our second-mover advantage in the development of our full service operations.

Developing Our Digital Services Business. We are shifting the focus of our business development from communications services to digital services. We accelerated the development of specialized services for corporate customers, further expanded Internet television services and home network gateways for family customers and improved high-quality cloud services for individual customers. We further promoted and consolidated our product series, and we have introduced the concept of unified communication, consisting of “New Communications, New Message, and New Contact”, which seeks to integrate the functionalities of voice calls, messaging and contacts and improve user experience in the 4G era. Upon building up our “smart pipes”, we will continue to create open platforms, specialty services and user-friendly interfaces, and enter into arrangements with our partners to achieve greater value.

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

Customers and Usage

Our customer base has grown substantially from approximately 767.2 million at the end of 2013 to approximately 806.6 million at the end of 2014. As of March 31, 2015, our total number of customers reached approximately 815.4 million, and our total number of 3G and 4G customers were approximately 234.8 million and 143.1 million, respectively. Our customer growth is primarily attributable to a number of factors, including:

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

•

the further development of TD-LTE industry chain, in particular the increasing availability of TD-LTE handsets, especially smartphones, in the market which contributes to the increase in our 4G customer base; and

•	the increasing prevalence of customers using multiple SIM cards.

However, due to the increasing mobile penetration rate and intensified competition among mobile operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has been over the past few years, if at all.

Our total voice usage was 4.29 trillion minutes in 2014, representing a decrease of 0.5% from 2013. Our short message services, or SMS, usage totaled 611.4 billion messages in 2014, representing a decrease of approximately 16.7% from 2013. The decrease in our voice usage and the decrease in SMS usage are partly due to the increasing competition from providers offering Over The Top products such as instant voice and messaging services.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2012	2013	2014
Customer Base (in millions)	710.3	767.2	806.6
4G Customer Base (in millions)	—	—	90.1
Total Voice Usage (in billions of minutes)	4,192.3	4,316.0	4,293.9
Mobile Data Traffic (in billions of megabytes)	289.8	526.8	1,132.9
Average Minutes of Usage Per User Per Month (minutes)(1)	512	486	453
Average Handset Data Traffic Per User Per Month (MB)(2)	36	72	155
Average Revenue Per User Per Month (RMB)(3)	68	67	61
Average Monthly Churn Rate (%)(4)	3.25	3.15	3.13

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the thirteen calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the total handset data usage during the relevant year by the average number of handset data users during the year and (B) dividing the result by 12.
(3)	Calculated by (A) dividing the revenue from telecommunications services during the relevant year by the average number of customers during the year (calculated in the same manner as in note (1) above) and (B) dividing the result by 12. The revenue from telecommunications services in 2012, 2013 and 2014 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.
(4)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services experienced a decline due to the substitution effect of Over The Top products and a decline in tariffs, and total voice usage decreased by 0.5% in 2014 compared to 2013.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data business includes short message and multimedia message services, or SMS and MMS, wireless data traffic business and applications and information services.

SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages, mainly including customer-to-customer messages, corporate SMS, “Monternet”-based short messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. SMS usage decreased from 734.1 billion messages in 2013 to 611.4 billion messages in 2014, and revenue generated from SMS and MMS decreased from RMB41,320 million in 2013 to RMB34,780 million in 2014 due to the increasing competition from and substitution effect of providers offering Over The Top products such as instant voice and messaging services.

Our wireless data traffic business includes mobile data traffic service and WLAN service. Revenue generated from wireless data traffic business reached RMB153,926 million in 2014, compared to RMB108,239 million in 2013.

Mobile Data Traffic. Our mobile data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G or 4G networks. We experienced significant growth in the provision of mobile data traffic services in 2014, with mobile data traffic reaching 1,132.9 billion megabytes in 2014, representing a 115.1% increase compared to 2013. Revenue generated from mobile data traffic service reached RMB150,571 million in 2014, compared to RMB105,373 million in 2013.

WLAN. WLAN service refers to a service that provides high-speed Internet access through WLAN. We further streamlined the verification process for our customers to access our WLAN, improved the effectiveness of the use of WLAN, and will continue to use our WLAN services as an effective complement to our 4G services.

Our applications and information services include various mobile application products such as “Migu Music”, “and-Reading”, “and-Video”, “and-Game”, “and-Animation”, “and-Wallet”, “and-Map”, “Lingxi”, “Mobile Market” and “Internet of Things”, as well as specialized services for corporate customers, such as dedicated lines and IDC. Revenue generated from applications and information services reached RMB64,382 million in 2014, compared to RMB57,327 million in 2013.

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

“and-Game”. “and-Game” provides mobile game downloads and online game services to our customers.

“and-Animation”. “and-Animation” enables our customers to stream and download animation and comics, as well as related digital services such as icons, emoticons, virtual personas and images, through mobile phones and other terminals.

Some of our other applications and information services, including “and-Wallet” mobile payment services, and location based services, also experienced further development in 2014, and we have strengthened our efforts in developing other new products and applications in our data business, such as cloud services, “Lingxi”, which is a smart voice assistant application.

We have been making efforts to build up open platforms through our “Mobile Market” in the past few years. “Mobile Market” serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses.

Moreover, we are continuing to develop the “Smart Family” concept, using “Mobaihe” as the core equipment that, coupled with the development of broadband for home use, provides users at home with a large variety of applications, including video and audio entertainment, health care and home automation, which effectively increased the value and user stickiness of broadband services and advanced the development of the market.

In 2014, we expanded the application of “Internet of Things” to various areas such as urban management, smart transportation and industrial control, and have developed standardized “Internet of Things” products including home security service, automobile fleet management service and remote surveillance. We are also in the process of building high quality and centralized “Internet of Things” networks. The number of “Internet of Things” users increased from 32.00 million in 2013 to 43.38 million in 2014.

We believe that data business will continue to be one of the fastest growing segments of the telecommunications market in Mainland China in the coming years. In 2014, we increased the promotion of our data business by launching new products and increasing marketing efforts. Our data services revenue increased to RMB253,088 million in 2014, representing an increase of 22.3% from 2013. As a percentage of revenue from telecommunications services, data services revenue increased to 43.5% in 2014 from 35.0% in 2013.

We also plan to continue promoting industry-specific applications of data business to corporate customers to further enhance the penetration and utilization of our data business. During 2014, we further strengthened and broadened the scope of key industry-specific application solutions to cover major sectors of the society and the economy. These efforts, coupled with our efforts to enhance service quality and improve customer relationship, led to an expansion of our customer base among multi-provincial and multi-national corporations. In addition, we expanded our “Internet of Things” applications and Mobile e-Commerce businesses in different areas involving our corporate customers.

Strategies Relating to 3G Services

We have been operating our 3G business by leasing wireless network capacity from CMCC since 2009. We have enhanced our efforts to market new 3G services, products and applications, including through our voice and data businesses, to individuals, families, corporations and those in need of industry information products. In 2014, the network utilization of the TD-SCDMA network increased. We expect the TD-SCDMA network to continue to play an important role in carrying voice and data traffic.

Development of 4G Services

On December 4, 2013, the MIIT granted permission to CMCC, China Telecom and China Unicom to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. As of December 31, 2014, we cumulatively put in use more than 720,000 4G base stations which cover a population of more than one billion persons, realizing nationwide continuous coverage in almost all cities and counties, as well as data hotspot coverage in developed rural towns and villages, in the PRC. We plan to expand our cooperation with international telecommunications operators to provide 4G roaming services. Furthermore, we plan to focus on the development of multi-mode, multi-band terminals, low cost TD-LTE terminals, and self-branded terminals. We also plan to leverage the strengths of our 4G services to promote higher-quality voice services, the integration of multiple types of messaging and the integration of social networks and other personalized services. In addition, we have been providing commercial 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Communications Authority of Hong Kong.

As of March 31, 2015, the number of 4G customers reached approximately 143.1 million.

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

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rates and increased competition, in order to remain competitive in terms of price and performance with other mobile operators, we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers. These discounts and promotional offers mainly include rewards for the pre-payment of fees, free trials of voice value-added services or data services, tariff discounts for voice usage during off-peak hours and in low-traffic areas, tariff discounts for wireless data traffic during off-peak hours and tariff discounts for specified recipients.

In 2013, we introduced mix-and-match plans, which allow our customers greater flexibility in customizing the voice, data traffic and applications components of their plans. For middle-to-high-end customers, we created a “single price” plan for local, long distance and roaming calls. In 2014, we introduced new 4G mix-and-match plans and actively sought to reduce the unit price for international roaming. We introduced RMB3/6/9 per day international roaming plans and RMB30/60/90 per day unlimited international usage plans and also expanded our 4G international roaming services.

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

Roaming

We provide roaming services to our customers, which allow them to access mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements.

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

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, other relevant departments and business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, cooperating with industry partners, procurement testing and certification of network devices, mobile terminals and information technology systems. Moreover, in 2014, we established research centers in Suzhou and Hangzhou to develop new technologies and services. In 2014, our main R&D efforts were focused on a number of aspects:

Improving Networks and Services. In 2014, we strengthened the development and optimization of our 4G network. In particular, we improved our network performance by enhancing indoor coverage and carrier aggregation, and solved certain technical issues in relation to the deployment of Voice over LTE, or VoLTE, technology. We also reduced the connection time for corporate customers by 70% by introducing software defined network concept, or SDN concept, into the relevant network.

Setting Technical Standards and Promoting Industry Development. We led the IMT-2020 (5G) Promotion Group in the drafting and publication of a white paper on the vision and requirement of Mainland China’s fifth generation, or 5G, technology. We published the 5G technology white paper on behalf of the Future Forum and also actively promoted 5G related work in international organizations, such as the Next Generation Mobile Networks, or NGMN. We organized the first large-scale SDN testing events in Mainland China and started a SDN trial program in five provinces. We presented Network Function Visualization, or NFV, at international conferences and technology forums on multiple occasions and demonstrated VoLTE high definition audio and video based on NFV. We also won a Gold Award of Chinese Patents for our LTE related patents, which demonstrated our technological influence and innovation capability.

Developing New Products. We developed “SigWell”, a device that improves indoor network coverage with only half of the cost required by existing technology. We developed the open testing system, or OTS, which has been applied in more than 100 testing tasks. We also developed mobile applications for motion sensors and heart health monitoring devices.

Sales and Customer Services

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. In addition to providing retail sales and network connection services, our proprietary sales outlets also offer differentiated services to customers under different service brands, including billing information and payment collection, services consultation, sale of terminals and other customer services. Furthermore, most of our proprietary sales outlets provide training and service demonstrations to retail outlets. The retail outlets offer our services according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Moreover, we offer certain services to our customers through electronic channels, including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. Sales effected through our electronic channels have increased consistently in recent years and the percentage of our business transactions that were processed through our electronic channels further increased in 2014. In addition, we have enhanced our service capabilities through the expansion and optimization of our proprietary sales channels, the expansion of electronic channels and the integration of resources relating to sales and marketing channels. We are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We aim to retain individual customers and corporate customers, as well as family customers. Each of our customer groups, including our middle-to-high-end customer group, as well as our low-end customer group, is supported by a series of tailored service packages.

Moreover, our applications and services to our corporate customers under customized service contracts maintained steady development while recording an increase in revenue in 2014. With the expansion of our corporate customer base, we also seek to provide customized total solutions to these corporate customers in response to their particular requirements.

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

In 2014, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal. Our customers may also purchase SIM cards and handsets through our electronic channels. We have also actively promoted electronic channels, including expanding scope of services provided through our electronic channels and shortening the processing time at the electronic channels, and the percentage of our business transactions that were processed through the electronic channels further increased in 2014. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS and refunding before investigation in case of a billing dispute for Monternet services to ensure our customers would be fully informed of the payments they would make. We continued to filter spam SMS and software that were sent to our customers. Our continued improvement in customer services resulted in broader customer satisfaction in 2014.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In particular, we continued to lead the industry in 2014 in terms of low voice call drop rate of our 2G, 3G and 4G networks and highly successful connection rate, which significantly improved customer perception and laid a solid foundation for developing the 4G market. In addition, the network speed of our Internet business has been further enhanced. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Customer Retention. Due to increasing competition, we place great emphasis on customer retention. Our strategy is to attract and retain core customers by providing high quality services. We classify our customers according to their level of value contribution and match them with differentiated service resources according to level, with higher-level customers enjoying premium services. The “Customer Point Reward Program” is an important measure to this end, under which customers receive bonus points based on their service consumption and loyalty. Higher-level customers are able to accumulate bonus points at faster rates. Customers may exchange their accrued bonus points for tariffs, data and other benefits.

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

Corporate Social Responsibility and Sustainable Development.

We are committed to fulfilling our responsibilities to stakeholders and proactively implementing a sustainable development strategy to meet the challenges brought about by climate change. We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 13.7% in 2014 compared with the previous year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored surgeries for 2,260 children in poverty with congenital heart disease, and training for 70,539 secondary and elementary school principals in rural central and western China. In 2014, we were listed in the Dow Jones Sustainability Indices for the seventh consecutive year and were also included in the Hang Seng Corporate Sustainability Index Series for the fifth consecutive year.

Terminals

Our TD-LTE services have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals and low cost TD-LTE terminals, as well as self-brand terminals. We have also launched two self-branded handsets, two economical 4G MIFI terminals and one 4G tablet and we plan to launch more self-branded terminal models in the future. We have devoted ourselves to promoting the long-term development of the TD-LTE terminal supply chain and have focused on the sales of 4G terminals, which strongly drove growth in data traffic. We have also entered into a long-term cooperation agreement with Apple Inc. and successfully introduced iPhone models that support TD-LTE and TD-SCDMA.

Information Systems

Our information systems primarily consist of a network management system, a business support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement, customer service and network failure handling databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and human resources. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications.

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

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Africa, South Korea, Taiwan, Thailand, the United States, and Yemen. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name as a trademark in Malaysia, in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

In 2013, we unveiled our new corporate logo. An application for registration of the new logo has been filed in Mainland China and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been filed in the United States and has been approved in the United Kingdom. In addition, individual applications have been filed in Hong Kong, Macau, Pakistan and Taiwan.

Mobile Networks

Over the past several years, we have performed a number of technological improvements and upgrading to our core mobile network, which has evolved into an integrated network that is capable of supporting transmissions using the 2G standard, 3G standard and 4G standard. We have built an Internet Protocol based core network that is capable of supporting the GSM, TD-SCDMA, WLAN and TD-LTE networks, which we believe could also evolve into a network that supports other future generations of mobile technologies.

Prior to January 7, 2009, we offered mobile services using the GSM standard, which is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications.

Starting from January 7, 2009, in addition to offering mobile services using the GSM standard, or the 2G standard, we also offer mobile services using the TD-SCDMA standard, or the 3G standard. The key network components for our 3G business include Node Bs, which contain radio transmitters and receivers that communicate directly with mobile terminals, and radio network controllers, which carry out radio resources management and are responsible for controlling the Node Bs that are connected to them.

In addition, we provide our customers with access to broadband Internet connection through WLAN, which connects computers using wireless communication technology. Our customers may use mobile terminals such as handsets and notebooks to gain wireless access to the Internet or a corporate intranet.

We conduct our 4G business based on the TD-LTE technology. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We have been providing commercial 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong. The TD-LTE Advanced technology, as a successor technology to the TD-LTE technology, has been recognized as one of the international standards for future generations of technology by the International Telecommunication Union, and the MIIT has granted permission to CMCC, China Telecom and China Unicom to operate TD-LTE businesses. As of March 31, 2015, the number of 4G customers reached approximately 143.1 million.

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

Spectrum. A mobile network’s capacity is to a certain extent limited by the amount of frequency spectrum available. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 130 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts are often constructed for locating base stations. In 2014, we focused on constructing 4G base stations, and put in use more than 720,000 base stations, which cover a population of more than one billion persons, realizing nationwide continuous coverage in almost all cities and counties, as well as data hotspot coverage in developed rural towns and villages, in the PRC. Typically, base stations are of relatively small size, as base station equipment does not generally require significant space.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2014, we purchased our networks equipment primarily from Huawei Technologies, ZTE, Ericsson, Nokia and FiberHome Technologies.

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

In addition, we entered into a memorandum of understanding with News Corporation and STAR Group Limited on June 8, 2006 relating to a potential long-term wireless media strategic partnership as well as the exploring of various areas of cooperation, which may include the aggregation, development and marketing of multimedia content and other wireless data services.

Investment in, and Strategic Cooperation with, SPD Bank

As of March 31, 2015, Guangdong Mobile, our wholly-owned subsidiary, held a 20% equity interest in the issued share capital of SPD Bank. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank have entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of mobile finance and mobile e-Commerce businesses in Mainland China, as well as in the sharing of customer services and channels resources. The initial term of cooperation expires in November 2015, which will be automatically renewed for successive one-year terms unless terminated. The scope of cooperation will include, but will not be limited to, the joint development of mobile payments business, mobile bank cards business and other forms of mobile finance and mobile e-Commerce businesses, the joint research and development of mobile finance software and mobile security technologies. Through such strategic cooperation, we and SPD Bank have issued China Mobile – SPD co-branded bank cards in 29 provinces in Mainland China, which support near field communication services. We and SPD Bank are also exploring opportunities for cooperation in internet financing, including “and-Treasure” wealth management and other Internet financial products.

Investment in, and Strategic Cooperation with, IFLYTEK

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement to cooperate in various areas, including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and basic telecommunications business and informatization of the telecommunications industry.

Investment in, and Strategic Cooperation with, True Corporation

In June 2014, CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, the principal company of True Group, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum with True Corporation to record our intention to explore business cooperation opportunities in various areas including technology and network development, procurement sharing, mobile banking and mobile commerce, convergence strategies and market development.

Competition

We compete with other telecommunications services providers. We are one of the three licensed mobile services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. In particular, the PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. We may also face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers, such as handset subsidies and tariff packages, to attract customers.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom, each of which is now operating a mobile network, have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. In addition, China Telecom and China Unicom have each become full-service telecommunications services providers that operate both fixed-line networks and mobile networks. On December 4, 2013, the MIIT granted CMCC permission to authorize us to operate a fixed-line telecommunications business in Mainland China. Our competitors may also benefit from any asymmetrical and other regulatory measures that may be adopted by the PRC government from time to time.

In addition, the PRC government has begun to allow certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers on a trial basis and we may face increasing competition from these new mobile network operators. We also face increasing competition from providers offering telecommunications services using alternative technologies. Furthermore, we expect that we will face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD-LTE technology. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.”

Regulation

The mobile industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and the Ministry of Commerce, encompass all key aspects of mobile network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The MIIT, under the supervision of the State Council, is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in Mainland China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in Mainland China, we cannot predict what will be the ultimate nature and scope of the telecommunications law.

Entry into the Industry. Under the current regulations, operators of mobile networks, providers of other basic telecommunications services such as local and long distance fixed-line telephone services, and data service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in Mainland China must apply for specific permits from the MIIT in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. In addition to us, China Telecom and China Unicom are currently also authorized to provide mobile services in all provinces, directly-administered municipalities and autonomous regions in China.

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

The PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period will end on December 31, 2015, subject to further adjustment by MIIT. From December 2013 through December 2014, the applications of 42 applicants to lease and repackage mobile services and provide mobile services to end customers were approved.

Spectrum Usage. In coordination with the relevant provincial authorities, the MIIT regulates the allocation of radio frequency. The frequency assigned to an entity is not allowed to be leased or, without approval of the MIIT, transferred by the entity to any other third party. In accordance with a joint circular from the NDRC and the MOF, CMCC has entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile network operator based on the bandwidth of the frequency used.

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band, RMB14 million per MHz for the 1800 MHz frequency band, and RMB1.4 million per MHz per province for non-nationwide use. Spectrum usage fees are charged on the basis that uplink and downlink frequencies are separately charged. Spectrum usage fees for TD-SCDMA networks are currently charged at the annual rate of RMB15 million per MHz for the 960 MHz to 2300 MHz frequency bands and RMB12 million per MHz for the 2300 MHz to 2690 MHz frequency bands, while rates for indoor-only frequency bands are set at 30% of the corresponding full rates. As of March 31, 2015, no detailed standards have been promulgated for spectrum usage fees for TD-LTE networks. The relevant regulatory authorities in China may review these fee arrangements in the future.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In addition, a user of numbering resources is required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under the applicable regulations, mobile companies are required to pay an annual usage fee of RMB12 million for each network number.

Tariff Setting. Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in Mainland China. The MIIT has continued encouraging mobile operators in Mainland China to implement the caller-party-pays regime, and mobile operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we offer in Mainland China are generally based on tariffs equivalent to the caller-party-pays regime.

In March 2008, the MII reduced the maximum domestic roaming usage charges that a mobile services provider may charge on roaming services. In December 2009, the PRC regulators promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used, as well as eliminate local usage charges on outgoing domestic and international long distance calls when roaming services are not used. In May 2014, the PRC regulators further promulgated policies to permit mobile services providers to set the tariffs of all telecommunications services.

Our international roaming usage charges are set in accordance with agreements with the relevant foreign mobile operators. Under the current telecommunications regulations, tariffs for those telecommunications businesses that are considered fully competitive may be set by the service providers as market based tariffs.

Interconnection Arrangements and Lease Line Arrangements. Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement. In addition, major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. These telecommunications services providers must also establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the MIIT for approval. The termination of any interconnection arrangements will require prior approval by the MIIT.

The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the MIIT. See “— Technical Standards” below. The MIIT also determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks.

Interconnection Charges. The MIIT has made adjustments to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. With effect from January 1, 2014, when mobile users of China Telecom and China Unicom in Mainland China and our mobile users in Mainland China (excluding TD-SCDMA users with specified prefix numbers of 157 and 188) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. The interconnection settlement policies for TD-SCDMA remain unchanged, meaning that when mobile users of China Telecom and China Unicom in Mainland China and our TD-SCDMA users with specified prefix numbers of 157 and 188 make calls to each other, the settlement charges payable by China Telecom and China Unicom to us are RMB0.06/minute, and the settlement charges payable by us to China Telecom and China Unicom are RMB0.012/minute. When users of different basic telecommunications operators in Mainland China send SMS or MMS to each other, the settlement charges for SMS were adjusted from RMB0.03/message to RMB0.01/message, and the settlement charges for MMS were adjusted from RMB0.10/message to RMB0.05/message. The implementation of asymmetrical interconnection charges such as those described above could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

Technical Standards. Certain regulatory authorities in Mainland China, including the MIIT, set technical standards and control the type, quality, manufacturing and sales of mobile equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

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

Sharing of Telecommunications Infrastructure. In March 2014, the MIIT and the SASAC jointly issued the 2014 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure. The opinions required joint construction and sharing of five types of facilities, including transmission towers, transmission poles, base stations, pipelines, and indoor distribution systems, and identified four types of key sites, including public transportation, scenic areas and parks, buildings and other sites designated by local communications authorities, and two key areas of construction, namely the inter-provincial trunk cables and domestic extensions of international transmission systems. The opinions require that, for the construction of base stations, pipelines and other telecommunications infrastructure in the above key areas of construction, both joint construction and joint sharing are mandatory whenever conditions allow. For WLAN construction in the four specified types of key sites, joint construction is mandatory whenever conditions allow.

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

Employees

As of December 31, 2012, 2013 and 2014, we had 182,487, 197,030 and 241,550 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2014 are classified in the following table. Approximately 69.09% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2014.

Management	29,652
Technical	58,849
Marketing	104,089
General affairs	31,495
Other	17,465

Total	241,550

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations during 2014, and we believe that our relations with our employees are good.

The number of labor sourced by third parties reached 237,808 by the end of 2014.

Properties, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present use.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) of the Exchange Act requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable non-U.S. law, and whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2014 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to an international roaming agreement with Irancell Telecommunications Services Company in Iran, which may be a government-controlled entity. In 2014, our gross revenue generated by roaming traffic under these agreements was less than US$500,000, and our net profit generated by roaming traffic under these agreements was insignificant.

China Mobile International intends to, and we understand that CMCC intends to, continue these activities in the future.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2012	2013	2014
Total Voice Usage (in billions of minutes)	4,192.3	4,316.0	4,293.9
Mobile Data Traffic (in billions of megabytes)	289.8	526.8	1,132.9
Operating Revenue(1) (in RMB millions)	581,835	630,177	641,448
Operating Expenses(1) (in RMB millions)	429,105	494,528	524,114
Profit Attributable to Equity Shareholders (in RMB millions)	129,274	121,692	109,279

(1)	Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013 and 2014, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

In 2012, 2013 and 2014, our customer base continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Our total net increase in the number of customers was 39.4 million in 2014 and our total customer base reached 806.6 million as of December 31, 2014. Our total voice usage increased by 3.0% in 2013 and decreased by 0.5% in 2014. Our mobile data traffic increased by 81.8% in 2013 and by 115.1% in 2014. As a result, our operating revenue increased by 8.3% in 2013 and by 1.8% in 2014. Our data business continued to grow, and our data services revenue accounted for 35.0% and 43.5% of our revenue from telecommunications services in 2013 and 2014, respectively. Our operating expenses increased by 15.2% in 2013 and by 6.0% in 2014. Our profit attributable to equity shareholders decreased by 5.9% in 2013 and by 10.2% in 2014.

The PRC economy continued to grow in terms of GDP by 7.4% in 2014, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 94.5% as of December 31, 2014, the mobile markets in some economically developed regions of Mainland China has begun to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations”, “Risk Factors — Risks Relating to Our Business — Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Prior to September 13, 2012, we had an arrangement with CMCC under which CMCC maintained its settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collected the relevant usage fees and other fees from us and paid the same to the relevant mobile services providers in foreign countries and regions. On September 13, 2012, we entered into an agreement with CMCC, pursuant to which CMCC would gradually transfer its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with certain telecommunications services providers is being gradually phased out.

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

Our average voice services revenue per minute has generally decreased in recent years as tariffs have generally decreased. We expect the decrease in tariffs to gradually slow down after the adjustments we implemented in recent years.

Our ARPU Has Declined in Recent Years and May Further Decline in the Future

Our average revenue per user, or ARPU, has been declining in recent years. In 2014, our ARPU decreased to RMB61 from RMB67 in 2013, primarily due to the fact that a significant number of our new customers are users with relatively low usage of mobile services and the availability of alternative services through the Internet. This decline was also due to the impact of regulatory policies, including the implementation of value-added tax and asymmetrical interconnection settlement arrangements, as well as the transformation of our marketing model that has generally resulted in declines in tariffs. Since we expect these factors to continue, we expect our ARPU to further decline.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2012, 2013 and 2014. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, allowance for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

(i) revenue derived from voice and data services is recognized when the service is rendered;

(ii) sales of products are recognized when title passes to the buyer;

(iii) for offerings that include the provision of services and the discounted sale of mobile handsets, we determine revenue from the sale of the mobile terminals by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions that offer customer points rewards when the services are provided, the consideration allocated to the customer points rewards is based on its fair value, which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expire.

Interest Income

Interest income is recognized as it accrues using the effective interest method.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. Our estimates are based on the aging of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required.

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

Impairment of Property, Plant and Equipment, Interest in Associates, Goodwill and Other Intangible Assets

Our property, plant and equipment, consisting primarily of telecommunications transceivers, switching centers, transmission and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, interest in associates and other intangible assets subject to amortization are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets was recorded in 2012, 2013 and 2014, except for the goodwill impairment in 2014. Details are set forth in note 16 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Possible Impact of Amendments, New Standards, Interpretations And Disclosures Issued But Not Yet Effective For The Year Ended December 31, 2014

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2014, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2014 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

Amendment to International Accounting Standard, or IAS, 19, “Employee Benefits”	July 1, 2014

Annual Improvement to IFRSs 2010-2012 cycle	July 1, 2014

Annual Improvement to IFRSs 2011-2013 cycle	July 1, 2014

Amendment to IFRS 11, “Joint Arrangements”	January 1, 2016

Amendment to IAS 16, “Property, Plant and Equipment”	January 1, 2016

Amendment to IAS 38, “Intangible Assets”	January 1, 2016

Amendment to IFRS 10, “Consolidated Financial Statements”	January 1, 2016

Amendment to IAS 28, “Investments in Associates and Joint Ventures”	January 1, 2016

Amendment to IAS 27, “Separate Financial Statements”	January 1, 2016

Annual Improvement to IFRSs 2012-2014 cycle	January 1, 2016

IFRS 15 “Revenue from Contracts with Customers”	January 1, 2017

IFRS 9 “Financial Instrument”	January 1, 2018

We are assessing the impact of these new standards and amendments to standards, and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

In addition, the requirements of Part 9 “Accounts and Audit” of the Companies Ordinance come into operation from our first financial year commencing on or after March 3, 2014 in accordance with Section 358 of the Companies Ordinance. We are in the process of making an assessment of the expected impact of the changes in the Companies Ordinance on our consolidated financial statements for the year ending December 31, 2015. As of the date of this annual report on Form 20-F, we expect that the impact is unlikely to be significant and only the presentation and the disclosure of information in our consolidated financial statements will be affected.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2012	2013	2014
	(in millions of RMB)
Operating revenue(1):
Revenue from telecommunications services	560,413	590,811	581,817
Revenue from sales of products and others	21,422	39,366	59,631

Total	581,835	630,177	641,448

Operating expenses(1):
Leased lines	9,909	18,727	21,083
Interconnection	25,140	25,998	23,389
Depreciation	100,848	104,699	116,225
Personnel	31,256	34,376	36,830
Selling expenses	80,232	91,834	75,781
Cost of products sold	41,448	61,363	74,464
Other operating expenses	140,272	157,531	176,342

Total	429,105	494,528	524,114

Profit from operations	152,730	135,649	117,334
Non-operating income, net	615	910	1,089
Interest income	12,661	15,289	16,149
Finance costs	(390)	(331)	(228)
Share of profit of associates	5,685	7,062	8,248
Share of loss of a joint venture	(1)	—	—

Profit before taxation	171,300	158,579	142,592
Taxation	(41,919)	(36,776)	(33,187)

Profit for the year	129,381	121,803	109,405

Attributable to:
Equity shareholders	129,274	121,692	109,279
Non-controlling interests	107	111	126

Profit for the year	129,381	121,803	109,405

(1)	Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013 and 2014, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our mobile networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals, as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased by 1.8% from RMB630,177 million in 2013 to RMB641,448 million (US$103,383 million) in 2014. This increase was primarily due to the growth in our data services and our terminal sales business.

Revenue from telecommunications services decreased by 1.5% from RMB590,811 million in 2013 to RMB581,817 million (US$93,772 million) in 2014. Voice services revenue decreased by 13.1% from RMB355,686 million in 2013 to RMB308,959 million (US$49,795 million) in 2014. This decrease was principally due to the substitution effect of Over The Top products, which resulted in a decrease in voice usage for the first time, and the implementation of value-added tax in the PRC. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.082 in 2013 to RMB0.072 in 2014. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 60.2% in 2013 to 53.1% in 2014.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2013	2014
	(Revenue, in millions of RMB)
SMS and MMS	41,320	34,780
Wireless data traffic	108,239	153,926
of which: Mobile data traffic	105,373	150,571
Applications and information services	57,327	64,382

Data services revenue	206,886	253,088

Data services revenue as a percentage of revenue from telecommunications services	35.0%	43.5%

Data services revenue increased by 22.3% from RMB206,886 million in 2013 to RMB253,088 million (US$40,790 million) in 2014. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity. Our data business includes wireless data traffic, SMS and MMS, and applications and information services. Revenue generated from mobile data traffic, which has become a strong driver of revenue growth, grew by 42.9% to RMB150,571 million in 2014, as compared to RMB105,373 million in 2013, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. Revenue generated from SMS and MMS decreased by 15.8% from RMB41,320 million in 2013 to RMB34,780 million in 2014, as competition from Internet instant messaging applications continued to intensify, and SMS service volume decreased by 16.7% compared to the previous year. Growth of applications and information services, in particular “Migu Music”, “and-Reading”, “and-Video”, “and-Game”, and “and-Animation”, was favorable. Revenue generated from applications and information services grew by 12.3% to RMB64,382 million in 2014, as compared to RMB57,327 million in 2013. As a percentage of revenue from telecommunications services, data services revenue increased from 35.0% in 2013 to 43.5% in 2014. We expect our data services revenue, in particular revenue generated from wireless data traffic business and applications and information services, to continue to grow in 2015.

Revenue from sales of products and others increased by 51.5% from RMB39,366 million in 2013 to RMB59,631 million (US$9,611 million) in 2014. This increase was primarily due to our efforts to increase the sales of terminals, since the long-term development of the TD terminal supply chain has considerable potential to drive data traffic growth.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile network and other property, plant and equipment, personnel expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, labor service expenses, impairment loss of doubtful accounts, assets written off and other miscellaneous expenses.

Operating expenses increased by 6.0% from RMB494,528 million in 2013 to RMB524,114 million (US$84,472 million) in 2014. The increase was due to an increase in investments and the expansion of asset scale resulting in increases in depreciation expenses and maintenance fees.

Leased line expenses increased by 12.6% from RMB18,727 million to RMB21,083 million (US$3,398 million) in 2014. The increase was a result of (i) an increase in TD network capacity leasing fees, due to an increase in TD network utilization rate and expansion in the asset scale relating to the TD network, (ii) an increase in leasing fees for Internet ports, due to the rapid development of mobile Internet services and a rapid increase in data traffic and (iii) our payment of the leasing fees to CMCC for the “Village Connect” assets constructed before 2013. As a percentage of operating expenses, leased line expenses increased from 3.8% in 2013 to 4.0% in 2014.

Interconnection expenses decreased by 10.0% from RMB25,998 million in 2013 to RMB23,389 million (US$3,770 million) in 2014, primarily due to a decrease in SMS and MMS settlement expenses to other operators as a result of adjustments in the interconnection settlement standards. Interconnection expenses as a percentage of operating expenses decreased from 5.2% in 2013 to 4.5% in 2014.

Depreciation expenses increased by 11.0% from RMB104,699 million in 2013 to RMB116,225 million (US$18,732 million) in 2014. The increase was mainly due to the expansion in our network assets, which is in turn due to large-scale capital expenditure undertaken by us for the purpose of building and expanding our 4G network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses increased from 21.1% in 2013 to 22.2% in 2014.

Personnel expenses increased by 7.1% from RMB34,376 million in 2013 to RMB36,830 million (US$5,936 million) in 2014. This increase was primarily due to an increase in headcount and social insurance costs. The total number of our personnel increased due to the need to support 4G network construction and the transformation of our development, as well as adjustment of employment structure in accordance with the requirements of relevant laws, rules and regulations. As a percentage of operating expenses, personnel expenses remained stable at 7.0% from 2013 to 2014.

Selling expenses decreased by 17.5% from RMB91,834 million in 2013 to RMB75,781 million (US$12,214 million) in 2014. This decrease was principally the result of our decision to optimize our marketing and sales model. As a percentage of operating expenses, selling expenses decreased from 18.6% in 2013 to 14.5% in 2014.

Cost of products sold increased by 21.3% from RMB61,363 million in 2013 to RMB74,464 million (US$12,001 million) in 2014. This increase was mainly due to our efforts to increase the sales of devices, especially TD-LTE smartphones, resulting in a corresponding increase in the costs of goods sold. As a percentage of operating expenses, cost of products sold increased from 12.4% in 2013 to 14.2% in 2014.

Other operating expenses increased by 11.9% from RMB157,531 million in 2013 to RMB176,342 million (US$28,421 million) in 2014. As a percentage of operating expenses, other operating expenses increased from 31.9% in 2013 to 33.6% in 2014. This increase was primarily due to an increase in network maintenance and other related expenses attributable to the expansion in our network assets. The increase in other operating expenses was partially offset by a decrease in conference and travelling expenses due to the implementation of controls over administrative expenses. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 13.5% from RMB135,649 million in 2013 to RMB117,334 million (US$18,911 million) in 2014, and operating margin (profit from operations as a percentage of operating revenue) decreased from 21.5% in 2013 to 18.3% in 2014.

Non-Operating Income, net. Non-operating income, net increased by 19.7% from RMB910 million in 2013 to RMB1,089 million (US$176 million) in 2014, principally due to an increase in penalty income from RMB405 million in 2013 to RMB507 million in 2014.

Interest Income. Interest income increased by 5.6% from RMB15,289 million in 2013 to RMB16,149 million (US$2,603 million) in 2014, mainly because the average bank and cash balance during the year increased compared to the previous year and the average yield of our bank deposits increased due to the optimization of the composition of our bank deposits.

Finance Costs. Finance costs decreased by 31.1% from RMB331 million in 2013 to RMB228 million (US$37 million) in 2014. This decrease was because in 2014 there was no longer an outstanding balance for the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004.

Share of Profit of Associates. We had a share of profit of associates of RMB8,248 million (US$1,329 million) in 2014, which was primarily attributable to our shareholding in SPD Bank, compared to a share of profit of associates of RMB7,062 million in 2013. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of the associates’ identifiable net assets as of the date of our investment in excess of our cost of investment. See note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax decreased by 10.1% from RMB158,579 million in 2013 to RMB142,592 million (US$22,982 million) in 2014.

Taxation. Our income tax expense decreased by 9.8% from RMB36,776 million in 2013 to RMB33,187 million (US$5,349 million) in 2014. This decrease was due to a decrease in taxable income. Our effective tax rate was 23.2% in 2013 and 23.3% in 2014, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 10.2% from RMB121,692 million in 2013 to RMB109,279 million (US$17,613 million) in 2014. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 19.3% in 2013 to 17.0% in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating revenue increased by 8.3% from RMB581,835 million in 2012 to RMB630,177 million in 2013. This increase was primarily due to our efforts to achieve favorable retention rates for middle-to-high-end customers, grow our data traffic operations and further develop our corporate customer business and terminal sales business. Our total number of customers was 767.2 million as of December 31, 2013, compared to 710.3 million as of December 31, 2012.

Revenue from telecommunications services increased by 5.4% from RMB560,413 million in 2012 to RMB590,811 million in 2013. Voice services revenue decreased by 3.4% from RMB368,025 million in 2012 to RMB355,686 million in 2013. This decrease principally resulted from the substitution effect of mobile Internet services, which resulted in a slowdown in the growth of voice usage. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.088 in 2012 to RMB0.082 in 2013. With intensified market competition and with further declines in tariffs, our average voice services revenue per minute may continue to decline in future periods. In order to mitigate the downward trend of voice services, we are providing more attractive tariff packages in order to effectively promote voice usage and actively maintain the value of our voice services business. As a percentage of revenue from telecommunications services, voice services revenue decreased from 65.7% in 2012 to 60.2% in 2013.

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

Data services revenue increased by 24.4% from RMB166,348 million in 2012 to RMB206,886 million in 2013. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on network optimization and upgrading and sale of 3G smartphones. Our data business includes SMS and MMS, wireless data traffic and applications and information services. Revenue generated from SMS and MMS decreased by 6.5% to RMB41,320 million in 2013 from RMB44,215 million in 2012 as SMS and MMS tariffs continued to decline, competition from Internet instant messaging applications continued to intensify, and SMS service volume decreased for the first time with a decrease of 1.4% over the previous year. Revenue generated from wireless data traffic, which has become a strong driver of revenue growth, grew by 58.6% to RMB108,239 million in 2013, as compared to RMB68,257 million in 2012, primarily due to the significant increase in mobile data traffic resulting from the rapid development of the mobile Internet business and the increasing market penetration of smartphones. Growth of applications and information services, in particular “Migu Music”, “and-Reading”, “and-Video”, “and-Game”, and “and-Animation”, was also an important driver for our data business. Revenue generated from applications and information services grew by 6.4% to RMB57,327 million in 2013, as compared to RMB53,876 million in 2012. As a percentage of revenue from telecommunications services, data services revenue increased from 29.7% in 2012 to 35.0% in 2013. We expect our data services revenue, in particular revenue generated from wireless data traffic business and applications and information services, to continue to grow in 2014.

Revenue from sales of products and others increased by 83.8% from RMB21,422 million in 2012 to RMB39,366 million in 2013. This increase was primarily due to our efforts to increase the sales volume of devices, especially TD smartphones, since the long-term development of the TD terminal supply chain has considerable potential to drive data traffic growth.

Operating Expenses. Operating expenses include leased line expenses, interconnection expenses, depreciation expenses relating to our mobile network and other property, plant and equipment, personnel expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, labor service expenses, impairment loss of doubtful accounts, asset write-offs and other miscellaneous expenses.

Operating expenses increased by 15.2% from RMB429,105 million in 2012 to RMB494,528 million in 2013. The increase was due to an increase in investments of resources to support our business development and reinforce our core competitiveness in connection with our strategic transformation, including an increase in investments relating to network maintenance and optimization, customer service, third-party distribution channels and research and development.

Leased line expenses increased by 89.0% from RMB9,909 million in 2012 to RMB18,727 million in 2013. The increase was a result of (i) an increase in TD network capacity leasing fees, due to an increase in TD network utilization rate and expansion in the volume of assets relating to the TD network, (ii) an increase in leasing fees for Internet ports, due to the rapid development of mobile Internet services and a rapid increase in data traffic and (iii) our payment of the leasing fees to CMCC for the “Village Connect” assets constructed before 2013. As a percentage of operating expenses, leased line expenses increased from 2.3% in 2012 to 3.8% in 2013.

Interconnection expenses increased by 3.4% from RMB25,140 million in 2012 to RMB25,998 million in 2013, primarily due to an increase in the volume of outbound voice usage to other operators. Our continuing marketing strategy of reorganizing and re-routing traffic volume has led to a lower proportion of inter-network traffic volume, and interconnection expenses as a percentage of operating expenses decreased from 5.8% in 2012 to 5.2% in 2013.

Depreciation expenses increased by 3.8% from RMB100,848 million in 2012 to RMB104,699 million in 2013. The increase was mainly due to an expansion in the volume of our assets, which is in turn due to large-scale capital expenditure undertaken by us for the purpose of upgrading our network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses decreased from 23.5% in 2012 to 21.1% in 2013.

Personnel expenses increased by 10.0% from RMB31,256 million in 2012 to RMB34,376 million in 2013. This increase was primarily due to an increase in headcount and social insurance costs. As a percentage of operating expenses, personnel expenses decreased from 7.3% in 2012 to 7.0% in 2013.

Selling expenses increased by 14.5% from RMB80,232 million in 2012 to RMB91,834 million in 2013. This increase was principally the result of an increase in investments in sales channels, customer service and other areas in response to intensified market competition and in order to strengthen our relationship with existing customers and middle-to-high-end customers, as well as, continue to improve customer service and satisfaction. As a percentage of operating expenses, selling expenses decreased slightly from 18.7% in 2012 to 18.6% in 2013.

Cost of products sold increased by 48.0% from RMB41,448 million in 2012 to RMB61,363 million in 2013. This increase was mainly due to our efforts to increase the sales volume of devices, especially TD smartphones, resulting in a corresponding increase in the costs of goods sold. As a percentage of operating expenses, cost of products sold increased from 9.7% in 2012 to 12.4% in 2013.

Other operating expenses increased by 12.3% from RMB140,272 million in 2012 to RMB157,531 million in 2013. This increase was primarily due to an increase in network maintenance and other related expenses attributable to the expansion in our network assets as well as an increase in labor service expenses. The increase in other operating expenses was partially offset by a decrease in the write-off of property, plant and equipment as well as a decrease in conference and travelling expenses due to the implementation of controls over administrative expenses. As a percentage of operating expenses, other operating expenses decreased from 32.7% in 2012 to 31.9% in 2013. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 11.2% from RMB152,730 million in 2012 to RMB135,649 million in 2013, and operating margin (profit from operations as a percentage of operating revenue) decreased from 26.2% in 2012 to 21.5% in 2013.

Non-Operating Income, net. Non-operating income, net increased by 48.0% from RMB615 million in 2012 to RMB910 million in 2013, principally due to an increase in penalty income from RMB256 million in 2012 to RMB405 million in 2013.

Interest Income. Interest income increased by 20.8% from RMB12,661 million in 2012 to RMB15,289 million in 2013, mainly due to an increase in the amount of bank deposits and an increase in the average yield of our bank deposits as we optimized the composition of our bank deposits in 2013.

Finance Costs. Finance costs decreased by 15.1% from RMB390 million in 2012 to RMB331 million in 2013. This decrease was due to lower interest rates in 2013 in respect of the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004, respectively. In 2013, the average interest rate that we paid on our outstanding borrowings was approximately 1.96%, compared to 1.36% in 2012.

Share of Profit of Associates. We had a share of profit of associates of RMB7,062 million in 2013, which was primarily attributable to our shareholding of 20% of the enlarged issued share capital of SPD Bank, compared to a share of profit of associates of RMB5,685 million in 2012. Our share of profit of associates has been adjusted to reflect the amortization of the proportionate fair value of the associates’ identifiable net assets as of the date of our investment in excess of our cost of investment.

Profit before Taxation. As a result of the foregoing, profit before tax decreased by 7.4% from RMB171,300 million in 2012 to RMB158,579 million in 2013.

Taxation. Our income tax expense decreased by 12.3% from RMB41,919 million in 2012 to RMB36,776 million in 2013. This decrease was due to a decrease in taxable income, as well as the preferential tax rates. Our effective tax rate was 24.5% in 2012 and 23.2% in 2013, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 5.9% from RMB129,274 million in 2012 to RMB121,692 million in 2013. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 22.2% in 2012 to 19.3% in 2013.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2014, we had working capital (current assets minus current liabilities) of RMB45,707 million (US$7,367 million), compared to working capital of RMB96,276 million as of December 31, 2013 and working capital of RMB148,797 million as of December 31, 2012. The decrease in our working capital as of December 31, 2014 from December 31, 2013 was primarily due to an increase in accounts payable, accrued expenses and other payables, partially offset by the increases in prepayments and other current assets, accounts receivable and other receivables. The current portion of our finance lease obligations as of December 31, 2012, 2013 and 2014 were RMB68 million, RMB68 million and RMB68 million (US$11 million), respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2014, we had bank deposits of RMB352,118 million (US$56,751 million), compared to bank deposits of RMB374,977 million as of December 31, 2013 and bank deposits of RMB331,997 million as of December 31, 2012. The increase of bank deposits in 2013 was mainly because the amount of net cash generated from operating activities remained substantial, while the decrease of bank deposits in 2014 was mainly due to substantial capital expenditures resulting from the development of our 4G services.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2012	2013	2014
	(in millions of RMB)
Net cash generated from operating activities	230,709	224,985	211,022
Net cash used in investing activities	(191,176)	(171,475)	(146,219)
Net cash used in financing activities	(54,897)	(79,431)	(42,944)

Net increase / (decrease) in cash and cash equivalents	(15,364)	(25,921)	21,859

Net cash generated from operating activities decreased by 6.2% from RMB224,985 million in 2013 to RMB211,022 million (US$34,011 million) in 2014, which is in line with the decrease in our profit from operations excluding depreciation and amortization, a decrease in the increase in accrued expenses and other payables, and an increase in the increase in prepayments and other current assets.

Net cash generated from operating activities decreased by 2.5% from RMB230,709 million in 2012 to RMB224,985 million in 2013, which reflects the decrease in our profit from operations excluding depreciation and amortization, as well as the increase in inventories in 2013.

Net cash used in investing activities decreased by 14.7% from RMB171,475 million in 2013 to RMB146,219 million (US$23,566 million) in 2014, primarily because there was a decrease in bank deposits in 2014 compared to an increase in bank deposits in 2013, which was partially offset by an increase in capital expenditure resulting from the development of our 4G services.

Net cash used in investing activities decreased by 10.3% from RMB191,176 million in 2012 to RMB171,475 million in 2013, primarily due to a decrease in the increase in bank deposits, which was partially offset by an increase in capital expenditure and an increase in interest received.

Net cash used in financing activities decreased by 45.9% from RMB79,431 million in 2013 to RMB42,944 million (US$6,921 million) in 2014. The larger amount of cash used in financing activities in 2013 compared to 2014 was mainly attributable to our repayment of deferred considerations in full in 2013.

Net cash used in financing activities increased by 44.7% from RMB54,897 million in 2012 to RMB79,431 million in 2013. The larger amount of cash used in financing activities in 2013 compared to 2012 was mainly attributable to our payment in full of deferred considerations payable in connection with the acquisition of our subsidiaries in 2002 and 2004.

Capital Expenditures

Capital expenditures incurred in 2012, 2013 and 2014 were RMB127,403 million, RMB184,888 million and RMB213,508 million (US$34,411 million), respectively. We incurred capital expenditures principally for the construction of our mobile communications networks, support systems, transmission facilities, buildings and infrastructure and others. The level of our capital expenditures increased in 2014 principally as a result of the increasing demand for services provided by our networks due to the continued growth of our customer base and rapid growth of our data business, in particular the development of our 4G services.

We estimate that we will incur capital expenditures of approximately RMB199.7 billion (US$32.2 billion) in 2015. We expect that approximately 39% of our capital expenditures in 2015 will be used in the construction of mobile communications networks, approximately 33% will be used in the construction of transmission facilities, approximately 8% will be used for the construction of business networks, approximately 5% will be used for the construction of support systems, approximately 13% will be used for the construction of buildings and infrastructure, and approximately 2% will be used for other construction.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2015.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2013 and 2014, we did not have any long-term or short-term bank and other loans, excluding the current portion of our finance lease obligations of RMB68 million and RMB68 million (US$11 million) and guaranteed bonds as described below, respectively.

On October 28, 2002, our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million guaranteed bonds due 2017, with the entire net proceeds used to settle part of the deferred consideration for our acquisition of eight regional mobile companies in China from CMCC. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The guaranteed bonds bear fixed interest of 4.5%, payable annually. We have issued a joint and irrevocable guarantee for the performance of these bonds, and CMCC has issued a further guarantee in relation to the performance by us of our guarantee obligation. These bonds received a consolidated credit rating of “AAA” by China Chengxin International Credit Rating Company Limited and a consolidated credit rating of “AAA” by Dagong Global Credit Rating Co. Ltd, a PRC credit rating agency.

We currently have a corporate credit rating of Aa3/Outlook Stable from Moody’s and AA-/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2014, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

For further disclosure regarding leases and other commitments, please see note 37 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	223,503	223,503	—	—	—
Bills Payable	674	674	—	—	—
Accrued Expenses and Other Payables	134,725	134,725	—	—	—
Bonds	5,635	225	5,410	—	—
Finance Lease Obligations	71	71	—	—	—

Total Contractual Obligations	364,608	359,198	5,410	—	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2014:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	51,007	20,067	15,345	8,720	6,875
Capital Commitments	176,766	135,982	40,784	—	—

Total Commercial Commitments	227,773	156,049	56,129	8,720	6,875

Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Most of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 10. Additional Information — Exchange Controls.”

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 24, 2015.

Name	Age	Position
Mr. XI Guohua	63	Executive Director and Chairman
Mr. LI Yue	55	Executive Director and Chief Executive Officer
Mr. XUE Taohai	58	Executive Director, Vice President and Chief Financial Officer
Mr. SHA Yuejia	57	Executive Director and Vice President
Mr. LIU Aili	51	Executive Director and Vice President
Dr. LO Ka Shui	68	Independent Non-Executive Director
Mr. Frank K.S. WONG	67	Independent Non-Executive Director
Dr. Moses M.C. CHENG	65	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	68	Independent Non-Executive Director

Mr. XI Guohua has served as our Executive Director since July 2011 and our Chairman since March 2012. He is in charge of our overall management. Mr. Xi served as our Vice Chairman from July 2011 to March 2012. Mr. Xi is also the Chairman of CMCC and CMC. Mr. Xi previously held positions at the Post and Telecommunications Administration of Shanghai as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Director General of the Long-Distance Telecommunications Bureau, Deputy Chief Engineer and Deputy Director General, respectively. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, the Vice Minister of the MII, the President of China Network Communications Group Corporation and the Vice Minister of the MIIT. Mr. Xi graduated in 1977 from the Department of Electrical Engineering of Hefei University of Technology, and holds a Master of Management degree in Economics and Management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.

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

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management. He is also a Vice President of CMCC, a director of CMC and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of planning and construction, network operations, business support and information management. He is also a Vice President of CMCC and a director of CMC. Mr. Liu was appointed as the Chairman of China Tower with effect from July 11, 2014. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of China Mobile Group Shandong Co., Ltd. and Zhejiang Mobile, Chairman of CMPak Limited and a non-executive director of China Communications Services Corporation Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and the chairman and non-executive director of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust), LHIL Manager Limited (as Trustee-Manager of the publicly listed Langham Hospitality Investments) and Langhan Hospitality Investments Limited. He is also an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City-e-Solutions Limited. He is a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, the Vice Chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Vanke Property (Overseas) Limited (formerly known as Winsor Property Holdings Limited). Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has over three decades of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as the Chairman and independent non-executive director of Mapletree Greater China Commercial Trust Management Ltd., a non-executive director of PSA International Pte Ltd, and PSA Corporation Limited in Singapore, and an independent non-executive director of Industrial and Commercial Bank of China Limited, China. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest. More recently, he was an independent non-executive director of Mapletree Investment Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and a member of the Financial Services Development Council of the Hong Kong SAR Government between 2013 and 2015. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are publicly-listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. His other directorships in publicly-listed companies in the last three years include Hong Kong Exchanges and Clearing Limited and Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).

Mr. Paul M.Y. CHOW has served as our independent Non-Executive Director since May 2013. Mr. Chow currently serves as the Chairman of Hong Kong Cyberport Management Company Limited, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper, an independent non-executive director of Bank of China Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co Ltd.. Mr. Chow previously served as an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) from April 2003 to January 2010, and as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003. Mr. Chow also served as a member and the Treasurer of the Council and the Court of the University of Hong Kong and the Chairman of the charitable organization “Plan International Hong Kong.”

Compensation

The aggregate amount of compensation that we paid to our directors and executive officers in 2014 for services performed as directors, officers or employees was approximately HK$13 million (US$1.7 million).

We adopted a share option scheme on October 8, 1997, or the 1997 Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, a share option scheme, or the 2002 Scheme, was implemented for a term of 10 years commencing on June 24, 2002. Under the 2002 Scheme, the board of directors may, at their discretion, invite the executive directors, non-executive directors and employees of our company, any of its holding companies and their respective subsidiaries, and any entity in which our company or any of its subsidiaries holds any equity interest to take up options to subscribe for shares in our company. The 2002 Scheme ceased to be effective from June 24, 2012 and no further options were granted under the 2002 Scheme thereafter. The 2002 Scheme will remain in effect to the extent necessary to give effect to the exercise of any options granted prior to June 24, 2012 and which at that time or thereafter become capable of being exercised under the 2002 Scheme or otherwise to the extent as may be required in accordance with the 2002 Scheme. As of December 31, 2014, the total number of ordinary shares which may be issued on the exercise of the outstanding options granted under the 2002 Scheme was 46,233,422.

The maximum aggregate number of ordinary shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of our company as of the date of adoption of the 2002 Scheme. Options lapsed or cancelled will not be counted for the purpose of calculating this 10% limit.

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

As of December 31, 2014, the directors and employees of our company had options to subscribe for the ordinary shares of our company granted under the 2002 Scheme. In 2014, 335,886,849 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

The audit committee usually meets five times each year.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2014, our directors who own shares in our company are listed as follows:

Director	Number of shares held		Percentage of ordinary shares
Lo Ka Shui	700,000	*	0.0034%
Frank K.S. Wong	150,000		0.0007%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2014, options exercisable for an aggregate of 2,881,500 shares had been granted to the following directors and members of our senior management under our share option scheme and were outstanding. As of the same date, none of these options had been exercised.

The following options are exercisable at a price of HK$34.87 per share through November 7, 2015:

Director	Number of shares covered by options
Li Yue	780,000
Xue Taohai	780,000
Sha Yuejia	780,000
Liu Aili	141,500
Moses M.C. Cheng	400,000

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2015, approximately 72.72% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2015, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2015, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

International Roaming Arrangements

Pursuant to an agreement between us and CMCC (the “International Roaming Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to international interconnection and roaming with the relevant telecommunications services providers in foreign countries and regions, and collects the relevant usage fees and other fees from us and pays the same to the relevant mobile services providers in foreign countries and regions. On September 13, 2012, we entered into an agreement with CMCC, pursuant to which CMCC would gradually transfer its settlement arrangements with certain telecommunications services providers in foreign countries and regions to China Mobile International, our wholly-owned subsidiary. As a result, our arrangement with CMCC with respect to international interconnection and roaming with those telecommunications services providers has been gradually phasing out.

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Africa, South Korea, Taiwan, Thailand, the United States, and Yemen. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

On January 1, 2013, we entered into the 2013 Trademark License Agreement with CMCC, which has a term of five years. Under the 2013 Trademark License Agreement, we and our operating subsidiaries are granted the right to use the “CHINA MOBILE” name and logo. No license fee is payable by us to CMCC during the term of the 2013 Trademark License Agreement.

Spectrum Fees and Numbering Resources

The MIIT and the MOF jointly determine the standardized spectrum fees payable to the MIIT by all mobile operators in Mainland China, including us. In accordance with a joint circular from the NDRC and the MOF, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile network operator based on the bandwidth of the frequency used.

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and prior to April 2008, to the MII). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pay the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers.

Platform Development

Aspire is 66.41% owned by us, and is our joint venture with Vodafone and Hewlett-Packard Company. Aspire has a platform development master agreement (the “Platform Development Agreement”) with CMCC, pursuant to which Aspire (or its subsidiaries) will provide technology platform development and maintenance services to CMCC and its subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nation-wide platform for wireless data.

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates.

Leasing of TD-SCDMA Network Capacity

Pursuant to a network capacity leasing agreement between us and CMCC (the “Network Capacity Leasing Agreement”), we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. The initial term of the Network Capacity Leasing Agreement expired on December 31, 2009 and the agreement has been renewed for successive one-year periods since that time.

The leasing fees will be determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB8,500 million in 2014, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB10,000 million in 2015. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

China Tietong is a fixed-line operator in Mainland China, and as a wholly-owned subsidiary of CMCC, our connected person for purposes of the Hong Kong Listing Rules. Pursuant to an agreement among us, CMCC and China Tietong (the “Tripartite Agreement”), we and China Tietong make settlement payments to each other in respect of calls made or received by their respective customers. The initial term of the Tripartite Agreement expired on December 31, 2009 and the agreement has been renewed for successive one-year periods since that time.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2014 did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB800 million in 2014. It is expected that, in 2015, the aggregate amount of settlement charges payable by us to China Tietong under the Tripartite Agreement (as renewed) will not exceed RMB800 million while the aggregate amount of settlement charges receivable by us from China Tietong will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Tripartite Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet the customers’ demand for one-stop shop telecommunications services, we and CMCC have entered into a telecommunications services cooperation agreement (the “Telecommunications Services Cooperation Agreement”) pursuant to which we and CMCC will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The initial term of the Telecommunications Services Cooperation Agreement expired on December 31, 2010 and the agreement has been renewed for successive one-year periods since that time.

The amount of charges receivable by us in 2014 under the Telecommunications Services Cooperation Agreement did not exceed RMB1,200 million, while the amount of charges payable by us in 2014 under the Telecommunications Services Cooperation Agreement did not exceed RMB5,000 million. It is expected that, in 2015, the aggregate amount of charges payable by us to CMCC under the Telecommunications Services Cooperation Agreement (as renewed) will not exceed RMB7,000 million, while the aggregate amount of charges receivable by us from CMCC will not exceed RMB1,700 million. The transactions contemplated under the Telecommunications Services Cooperation Agreement constitute our continuing connected transactions under Rule 14A.31 of Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Network Assets Leasing Agreement

In order to better position ourselves in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The initial term of the Network Assets Leasing Agreement expired on December 31, 2011 and the agreement has been renewed for successive one-year periods since that time.

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2014 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2014 under the Network Assets Leasing Agreement did not exceed RMB14,600 million. It is expected, in 2015, that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB15,000 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Miscellaneous

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between CMCC and us or its subsidiaries (which have not been acquired by us) remain as connected transactions under the Hong Kong Listing Rules. As of the date of this annual report on Form 20-F, in order to streamline the management of the connected transactions between CMCC and us, we consolidated the agreements between CMCC and us:

(i)	the Property Leasing and Management Services Agreement, pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and machining rooms and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable; and

(ii)	the Telecommunications Services Agreement, pursuant to which our subsidiaries obtain telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services from CMCC and its subsidiaries. Pursuant to the Telecommunications Services Agreement, subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to our subsidiaries. Under this agreement, the charges and prices payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges and prices are determined with reference to market rates.

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing Agreement did not exceed RMB1,000 million, RMB1,500 million and RMB2,000 million in 2012, 2013 and 2014, respectively. The charges paid by us to CMCC and its subsidiaries under the Telecommunications Services Agreement did not exceed RMB2,500 million, RMB3,500 million and RMB7,000 million in 2012, 2013 and 2014, respectively, while the aggregate annual amount paid by CMCC and its subsidiaries to us in 2012, 2013 and 2014 did not exceed RMB2,400 million, RMB2,400 million and RMB2,300 million, respectively.

The transactions contemplated under the Property Leasing Agreement and the Telecommunications Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The rental and property management service charges payable by us to CMCC and its subsidiaries under the Property Leasing Agreement in 2015 and 2016 are not expected to exceed RMB2,200 million and RMB2,400 million, respectively. The aggregate annual amount payable by us to CMCC and its subsidiaries under the Telecommunications Services Agreement in 2015 and 2016 are not expected to exceed RMB8,000 million and RMB9,000 million, respectively, and the aggregate annual amounts payable by CMCC and its subsidiaries to us in 2015 and 2016 are not expected to exceed RMB2,200 million and RMB2,200 million, respectively.

In 2014, no consideration was paid from us to CMCC or from CMCC to us under the 2013 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2014 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.380 per share for the financial year ended December 31, 2014. This is in accordance with our dividend payout ratio of 43% planned for the full financial year of 2014. This, together with the interim dividend of HK$1.540 per share that was paid, amounted to an aggregate dividend payment of HK$2.920 per share for the full financial year of 2014.

In 2015, having taken into consideration various relevant factors, such as our overall financial condition, cash flow generating capabilities and future sustainable development needs, we plan that our dividend payout ratio for the full year of 2015 will be 43%.

Our board of directors believes that our favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to our future development, while providing our shareholders with a favorable return.

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

As of December 31, 2014 and March 31, 2015, there were 20,438,426,514 and 20,474,959,077, respectively, of our ordinary shares issued and outstanding. As of December 31, 2014 and March 31, 2015, there were, respectively, 488 and 486 registered holders of American depositary receipts evidencing 104,797,045 and 102,758,253 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2010	84.30	71.95	54.40	46.27
2011	80.90	68.15	51.70	43.77
2012	92.55	75.05	59.30	48.62
2013
First Quarter	91.45	80.35	59.53	52.20
Second Quarter	86.40	75.05	55.93	47.74
Third Quarter	88.30	78.40	57.40	51.03
Fourth Quarter	87.10	79.45	56.80	51.63
2014
First Quarter	80.40	64.50	51.33	41.55
Second Quarter	78.15	69.05	50.68	44.77
Third Quarter	101.70	75.80	64.91	48.67
Fourth Quarter	97.00	87.75	63.17	56.82
October	96.50	88.10	62.09	56.99
November	97.00	93.75	63.17	60.77
December	95.05	87.75	61.41	56.82
2015
January	104.50	88.75	67.32	56.70
February	108.30	102.00	69.47	66.62
March	104.80	97.90	67.40	63.44
First Quarter	108.30	88.75	69.47	56.70
April (through April 23)	115.90	101.40	74.41	65.32

Item 10.	Additional Information.

Articles of Association

According to the Companies Ordinance, we have the capacity and the rights, powers and privileges of a natural person of full age and, in addition and without limit, we may do anything that we are permitted or required to do by any enactment or rule of law.

Directors

Material Interests. A director (or an entity connected with a director) who is in any way, whether directly or indirectly, interested in a transaction, arrangement or contract or proposed transaction, arrangement or contract with us shall declare the nature and extent of his interest in accordance with the provisions of the Companies Ordinance and our Articles of Association. A director shall not vote (nor shall be counted in the quorum), on any resolution of the board in respect of any contract or transaction or arrangement or proposal in which he or any of his Associates (as such term is defined in the Listing Rules of the Hong Kong Stock Exchange), is to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall be counted in the quorum for that resolution). The above prohibition shall not apply to any contract, arrangement or proposal:

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

•

concerning any other company in which the director or his Associates are interested, whether directly or indirectly, as an officer or a shareholder or in which the director or his Associates are beneficially interested in shares of that company other than a company in which the director and any of his Associates, are beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his Associates is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such director or his Associates by virtue of our interest in such company);

•

for the benefit of our or any of our subsidiaries’ employees, including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to our, or any of our subsidiaries’, directors, his Associates and employees and does not give the director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

•

concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our or any of our subsidiaries’ employees under which the director or his Associates may benefit.

Remuneration and Pension. The directors shall be entitled to receive by way of remuneration for their services such sum as we may determine from time to time in general meeting. The directors shall also be entitled to be repaid their reasonable traveling, hotel and other expenses incurred by them in or about the performance of their duties as directors. The directors may award special remuneration out of our funds (by way of salary, commission or otherwise as the directors may determine) to any director who performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director.

The board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons (1) who are or were at any time in employment or service of our company, or any of our subsidiaries, or is allied or associated with us or with any of our subsidiaries, or (2) who are or were at any time our or any of our subsidiaries’ directors or officers, and holding or who have held any salaried employment or office in our company or any of our subsidiaries, and the wives, widows, families and dependents of any such persons. Any director holding any such employment or office shall be entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

Borrowing Powers. The directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or any third party.

Qualification; Retirement. A director need not hold any of our shares to qualify as a director. There is no age limit requirement for a director’s retirement or non-retirement.

Each director is subject to retirement by rotation and at each general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became directors on the same day shall be determined by lot unless they otherwise agree between themselves. The retiring directors shall be eligible for re-election.

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

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll demanded by:

•	the chairman of the meeting;

•	at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting;

•

any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than five per cent. of the total voting rights of all members having the right to attend and vote at the meeting; or

•

any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than five per cent. of the total sum paid up on all shares conferring that right;

provided that a resolution put to the vote of the meeting may be decided on a show of hands to the extent permitted by Hong Kong Listing Rules.

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorized under Section 606 of the Companies Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Modification of Rights. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may subject to the provisions of the Companies Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Issue of Shares. A general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, to all the holders for the time being of any class of shares in the capital of our company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the directors, and Article 9 of the Articles of the Association shall apply thereto.

Dividends. We may by ordinary resolution declare dividends, but no such dividend shall be declared in excess of the amount recommended by the directors.

The directors may, if they think fit, from time to time, resolve to pay to the members such interim dividends as appear to the directors to be justified.

Winding Up. If we shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the shareholders in specie or kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide.

Miscellaneous. The shareholders are not entitled to any redemption rights, conversion rights or preemptive rights on the transfer of our securities.

Annual General Meetings and Extraordinary General Meetings

We must hold, in each year, a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting must be held within six months after the end of each financial year and at such place(s) as may be determined by the directors. All other general meetings are extraordinary general meetings. The directors may proceed to convene an extraordinary general meeting whenever they think fit, in accordance with the Companies Ordinance.

In general, an annual general meeting and a meeting called for the passing of a resolution requiring special notice as stipulated under Section 578 of the Companies Ordinance shall be called by not less than 21 days’ notice in writing, and any other general meeting shall be called by not less than 14 days’ notice in writing. The notice must specify the place, date and time of the meeting and, in the case of special business, the general nature of that business.

Miscellaneous

We keep our share register with our share registrar, which is Hong Kong Registrars Ltd., Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909.

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

There are no limitations on the right of non-resident or foreign owners to remit dividends or to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our Articles of Association or other constituent documents.

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

Other PRC Tax Considerations

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

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

If a partnership holds the ordinary shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the ordinary shares or ADSs.

You are a U.S. holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ordinary shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to the United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. As our ordinary shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S-PRC Treaty, it is unclear whether dividends paid with respect to our ordinary shares will also be qualified dividend income.

The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is, in fact, converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Dividends will generally be income from sources outside the United States and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “Taxation — PRC — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. Subject to certain limitations, the PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent that you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

It is not clear if PRC tax will be imposed on any gain from the disposition of your ordinary shares or ADSs (as discussed above in “Taxation — PRC — Taxation of Capital Gains”). Under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your ordinary shares or ADSs, then such gain will be treated as PRC source income if you are eligible for the benefits of the U.S.-PRC Treaty. U.S. holders should consult their tax advisors regarding the possibility of PRC tax being imposed on gain from the disposition of their ordinary shares or ADSs, the tax consequences if PRC tax were to be imposed on such dispositions, and the availability of the foreign tax credit under their particular circumstances.

PFIC Rules

We believe that we should not be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares:

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

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC and you own ADSs, then you can make a mark-to-market election with respect to the ADSs. If we are a PFIC and you own ordinary shares, then you can make a mark-to-market election if the ordinary shares are treated as marketable stock under the applicable regulations. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC, either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market election in effect with respect to your ordinary shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your ordinary shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ordinary shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2014.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2014, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2014		As of December 31, 2013
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	68	—	—	—	—	—	68	68	68	68
Average interest rate	4.96%	—	—	—	—	—	4.96%	—	4.96%	—
Bonds	—	—	4,992	—	—	—	4,992	4,951	4,989	4,675
Average interest rate	—	—	4.50%	—	—	—	4.50%	—	4.50%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2014		As of December 31, 2013
	2015	2016	2017	2018	2019	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	—	—	—	1	—	—	1	1	—	—
in Hong Kong dollars	695	—	39	—	—	—	734	734	157	157
Bank deposits:
in U.S. dollars	279	—	—	—	—	—	279	279	270	270
in Hong Kong dollars	758	—	—	—	—	—	758	758	799	799
Cash and cash equivalents:
in U.S. dollars	400	—	—	—	—	—	400	400	413	413
in Hong Kong dollars	3,559	—	—	—	—	—	3,559	3,559	1,559	1,559

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at 1 Wall Street, New York, New York 10286, USA as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

ADR holders must pay:	For:
• US$5 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
• Each cancellation of an ADS, including if the deposit agreement terminates
• Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for the purpose of calculating fees
• US$0.02 (or less) per ADS	• Any cash distribution (not including cash dividend distribution)
• Registration or transfer fees

•      Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

• Expenses of the depositary	• Conversion of Hong Kong dollars to U.S. dollars
• Cable, telex and facsimile transmission expenses
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS; for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2014 was US$178,857.39, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2014 was US$144,873.78.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including, without limitation, that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2014, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2014, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 24, 2015 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2014, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and our other designated senior officers. A copy of our Code of Ethics for Covered Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003, and may also be downloaded from our website at http://www.chinamobileltd.com/en/about/cg/ethics.pdf. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our Code of Ethics for Covered Officers may also be obtained at no charge by writing to our investor relations department at 60/F, The Center, 99 Queen’s Road Central, Hong Kong.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2013 and 2014:

	Audit Fees(1)	Audit- Related Fees	Tax Fees	All Other Fees(2)
	RMB	RMB	RMB	RMB
2013	85,000,000	—	1,000,000	6,000,000
2014	91,350,000	—	485,000	5,623,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for advisory service rendered in connection with the Sarbanes-Oxley Act of 2002, risk assessment and other information technology-related advisory services provided to us.

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

As a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the New York Stock Exchange.

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least one-third of our board of directors be independent non-executive directors as determined under the Hong Kong Listing Rules. We currently have four independent directors out of a total of nine directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

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

Section 303A.10 of the New York Stock Exchange Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While we are not required, under the Hong Kong Listing Rules, to adopt such a similar code, as required under the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that is applicable to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(8)

4.11	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communications Limited (with English translation).(9)

4.12	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.14	Promoters’ Agreement, dated July 11, 2014, between China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 24, 2015

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. And Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication, Co., Ltd. (with English translation).(8)

4.11	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(9)

4.12	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.14	Promoters’ Agreement, dated July 11, 2014, between China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.

Reports of Independent Registered Public Accounting Firms

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA MOBILE LIMITED

In our opinion, the accompanying consolidated balance sheets as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flow for the years then ended present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries (together, the “Group”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 24, 2015

Report of Independent Registered Public Accounting Firm (Continued)

The Board of Directors and Shareholders of China Mobile Limited:

We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flow of China Mobile Limited and its subsidiaries for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the management of China Mobile Limited and its subsidiaries. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of China Mobile Limited and its subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 14, 2013

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

	Note	2014	2013	2012
		Million	Million	Million

Operating revenue (Turnover)	4

Revenue from telecommunications services		581,817	590,811	560,413
Revenue from sales of products and others		59,631	39,366	21,422

		641,448	630,177	581,835

Operating expenses

Leased lines		21,083	18,727	9,909
Interconnection		23,389	25,998	25,140
Depreciation		116,225	104,699	100,848
Personnel	5	36,830	34,376	31,256
Selling expenses		75,781	91,834	80,232
Cost of products sold		74,464	61,363	41,448
Other operating expenses	6	176,342	157,531	140,272

		524,114	494,528	429,105

Profit from operations		117,334	135,649	152,730

Non-operating income, net	7	1,089	910	615

Interest income		16,149	15,289	12,661

Finance costs	8	(228)	(331)	(390)

Share of profit of associates	18	8,248	7,062	5,685

Share of loss of a joint venture		—	—	(1)

Profit before taxation		142,592	158,579	171,300

Taxation	11(a)	(33,187)	(36,776)	(41,919)

PROFIT FOR THE YEAR		109,405	121,803	129,381

Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities		(169)	(172)	(6)
Share of other comprehensive income/(loss) of associates		1,224	(767)	(16)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,460	120,864	129,359

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2014		2013		2012
		Million		Million		Million

Profit attributable to:

Equity shareholders of the Company			109,279		121,692		129,274
Non-controlling interests			126		111		107

PROFIT FOR THE YEAR			109,405		121,803		129,381

Total comprehensive income attributable to:

Equity shareholders of the Company			110,334		120,754		129,252
Non-controlling interests			126		110		107

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			110,460		120,864		129,359

Earnings per share – Basic	12(a)	RMB	5.38	RMB	6.05	RMB	6.43

Earnings per share – Diluted	12(b)	RMB	5.35	RMB	5.98	RMB	6.36

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2014	As of December 31, 2013
		Million	Million

Non-current assets

Property, plant and equipment	13	564,795	479,227
Construction in progress	14	93,341	85,000
Land lease prepayments and other prepayments	15	24,855	19,735
Goodwill	16	35,300	36,894
Other intangible assets		766	1,063
Interest in associates	18	70,444	53,940
Deferred tax assets	19	20,507	17,401
Restricted bank deposits	20	8,731	6,816
Other financial assets	21	127	127

		818,866	700,203

Current assets

Inventories	22	9,130	9,152
Accounts receivable	23	16,340	13,907
Other receivables	24	14,398	11,649
Prepayments and other current assets	24	15,344	11,832
Amount due from ultimate holding company	25	112	94
Tax recoverable		702	647
Available-for-sale financial assets	26	2,000	—
Restricted bank deposits	20	695	—
Bank deposits	27	352,118	374,977
Cash and cash equivalents	28	66,744	44,931

		477,583	467,189

Current liabilities

Accounts payable	29	223,503	173,157
Bills payable		674	1,360
Deferred revenue	30	62,615	61,789
Accrued expenses and other payables	31	134,725	125,811
Amount due to ultimate holding company	25	4,271	22
Obligations under finance leases		68	68
Current taxation		6,020	8,706

		431,876	370,913

Net current assets		45,707	96,276

Total assets less current liabilities carried forward		864,573	796,479

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note		As of December 31, 2014	As of December 31, 2013
			Million	Million

Total assets less current liabilities brought forward			864,573	796,479

Non-current liabilities

Interest-bearing borrowings	32		(4,992)	(4,989)
Deferred revenue, excluding current portion	30		(840)	(662)
Deferred tax liabilities	19		(98)	(104)

			(5,930)	(5,755)

NET ASSETS			858,643	790,724

CAPITAL AND RESERVES

Share capital	34	(b)	400,737	2,142
Reserves			455,839	786,631

Total equity attributable to equity shareholders of the Company			856,576	788,773

Non-controlling interests			2,067	1,951

TOTAL EQUITY			858,643	790,724

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419

Changes in equity for 2012:
Profit for the year	—	—	—	—	—	—	129,274	129,274	107	129,381
Other comprehensive loss	—	—	(16)	—	(6)	—	—	(22)	—	(22)

Total comprehensive (loss)/income for the year	—	—	(16)	—	(6)	—	129,274	129,252	107	129,359

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	—	(28,583)	(28,583)	—	(28,583)
Dividends declared in respect of the current year (note 34(a)(i))	—	—	—	—	—	—	(26,842)	(26,842)	—	(26,842)
Shares issued under share option scheme	2	554	(25)	—	—	—	—	531	—	531
Transfer to PRC statutory reserves (note 34(c)(iii))	—	—	—	—	—	32,374	(32,349)	25	—	25
Non-controlling interests of a new subsidiary	—	—	—	—	—	—	—	—	400	400

As of December 31, 2012	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2013	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

Changes in equity for 2013:
Profit for the year	—	—	—	—	—	—	121,692	121,692	111	121,803
Other comprehensive loss	—	—	(767)	—	(171)	—	—	(938)	(1)	(939)

Total comprehensive (loss)/income for the year	—	—	(767)	—	(171)	—	121,692	120,754	110	120,864

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	—	(28,460)	(28,460)	(21)	(28,481)
Dividends declared in respect of the current year (note 34(a)(i))	—	—	—	—	—	—	(27,031)	(27,031)	—	(27,031)
Shares issued under share option scheme	—	60	(17)	—	—	—	—	43	—	43
Transfer to PRC statutory reserves (note 34(c)(iii))	—	—	—	—	—	24,139	(24,119)	20	—	20
Others	—	—	—	—	1,060	—	(1,060)	—	—	—

As of December 31, 2013	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2014	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724

Changes in equity for 2014:
Profit for the year	—	—	—	—	—	—	109,279	109,279	126	109,405
Other comprehensive income/(loss)	—	—	1,224	—	(169)	—	—	1,055	—	1,055

Total comprehensive income/(loss) for the year	—	—	1,224	—	(169)	—	109,279	110,334	126	110,460

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	—	(26,044)	(26,044)	(10)	(26,054)
Dividends declared in respect of current year (note 34(a)(i))	—	—	—	—	—	—	(24,880)	(24,880)	—	(24,880)
Shares issued under share option scheme (note 34(b)(iii))	9,279	2,073	(3,137)	—	—	—	—	8,215	—	8,215
Transfer to PRC statutory reserves (note 34(c)(iii))	—	—	—	—	—	23,169	(22,991)	178	—	178
Transfer between reserves upon expiry of options (note 33(b))	—	—	(27)	—	—	—	27	—	—	—
Transition to no-par value regime (note 34(b)(ii))	389,316	(389,316)	—	—	—	—	—	—	—	—
Others	—	—	—	—	8	—	(8)	—	—	—

As of December 31, 2014	400,737	—	(294,992)	72	(761)	258,918	492,602	856,576	2,067	858,643

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

for the year ended December 31

(Expressed in RMB)

	Note	2014	2013	2012
		Million	Million	Million

Operating activities

Profit before taxation		142,592	158,579	171,300
Adjustments for:
- Depreciation of property, plant and equipment		116,225	104,699	100,848
- Amortization of other intangible assets	6	106	78	68
- Amortization of land lease prepayments	15	406	385	346
- (Gain)/loss on disposal of property, plant and equipment	6	—	(3)	1
- Write-off of property, plant and equipment	6	2,093	2,074	2,818
- Impairment loss of doubtful accounts	6	5,494	5,084	4,504
- Write-down of inventories	6	293	202	313
- Interest income		(16,149)	(15,289)	(12,661)
- Finance costs	8	228	331	390
- Dividend income from unlisted securities	7	—	(34)	(11)
- Share of profit of associates		(8,248)	(7,062)	(5,685)
- Share of loss of a joint venture		—	—	1
- Unrealized exchange loss/(gain), net		81	(59)	(17)
- Loss on disposal of a subsidiary		—	18	—
- Impairment loss of goodwill	6	1,594	—	—

Operating cashflow before changes in working capital		244,715	249,003	262,215
(Increase)/decrease in inventories		(271)	(2,156)	436
Increase in accounts receivable		(7,927)	(7,273)	(7,063)
(Increase)/decrease in other receivables		(992)	(148)	82
Increase in prepayments and other current assets		(8,008)	(2,189)	(3,403)
(Increase)/decrease in amount due from ultimate holding company		(18)	8	68
Increase in accounts payable		8,384	5,372	5,443
(Decrease)/increase in bills payable		(144)	(563)	20
Increase in deferred revenue		1,160	4,129	6,308
Increase in accrued expenses and other payables		8,914	22,041	11,432
Increase/(decrease) in amount due to ultimate holding company		4,249	(17)	(246)

Cash generated from operations		250,062	268,207	275,292

Tax paid
- Hong Kong profits tax paid		(269)	(26)	(100)
- PRC enterprise income tax paid		(38,771)	(43,196)	(44,483)

Net cash generated from operating activities carried forward		211,022	224,985	230,709

Consolidated Statements of Cash Flow (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2014	2013	2012
		Million	Million	Million

Net cash generated from operating activities brought forward		211,022	224,985	230,709

Investing activities

Capital expenditure		(170,776)	(138,997)	(123,232)
Land lease prepayments		(1,030)	(1,044)	(1,792)
Acquisition of other intangible assets		(23)	(355)	(174)
Proceeds from disposal of property, plant and equipment		1	44	6
Decrease/(increase) in bank deposits		22,859	(42,980)	(85,310)
Increase in restricted bank deposits		(2,610)	(1,398)	(5,264)
Cash receipt from repayment of entrusted loan		—	—	14,000
Interest received		14,392	12,392	9,459
Proceeds from disposal of a joint venture		—	6	—
Proceeds from disposal of a subsidiary		—	124	—
Acquisition of interest in associates	18	(9,508)	(1,363)	—
Dividends received from associates	18	2,476	2,062	1,120
Dividends received from unlisted securities		—	34	11
Purchase of available-for-sale financial assets		(2,000)	—	—

Net cash used in investing activities		(146,219)	(171,475)	(191,176)

Financing activities

Proceeds from issuance of shares under share option scheme	34(b)(iii)	8,215	43	531
Capital injection from non-controlling interests of a subsidiary		—	—	400
Interest paid		(225)	(329)	(403)
Dividends paid to the Company’s equity shareholders	34(a)	(50,924)	(55,491)	(55,425)
Dividend paid to non-controlling shareholders of a subsidiary		(10)	(21)	—
Repayment of deferred considerations		—	(23,633)	—

Net cash used in financing activities		(42,944)	(79,431)	(54,897)

Net increase/(decrease) in cash and cash equivalents		21,859	(25,921)	(15,364)

Cash and cash equivalents at beginning of year		44,931	70,906	86,259

Effect of changes in foreign exchange rate		(46)	(54)	11

Cash and cash equivalents at end of year	28	66,744	44,931	70,906

Consolidated Statements of Cash Flow (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB119,172,000,000 (2013: RMB98,992,000,000; 2012: RMB54,816,000,000) to equipment suppliers as of December 31, 2014 for additions of construction in progress during the year then ended.

The notes on pages F-15 to F-83 are an integral part of these consolidated financial statements.

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

The consolidated financial statements comprise the Group and the Group’s interest in associates and a joint venture.

The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of available-for-sale financial assets which are carried at fair value.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 39.

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

Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss of associates in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as other comprehensive income in the consolidated statements of comprehensive income.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Other financial assets

Other financial assets represent investments in unquoted equity securities (other than investments in subsidiaries and interest in associates), which are recognized in the balance sheet at cost less impairment losses (see note 2(j)) when those investments in equity securities do not have a quoted market price in an active market and their fair value cannot be reliably measured.

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

Both the assets’ useful lives and residual values, if any, are reviewed annually.

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

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables

Investments in equity securities (other than investments in subsidiaries), available-for-sale financial assets and receivables are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

–

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables (Continued)

–

For debt instruments classified as available-for-sale financial assets, if any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss. For equity instruments classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables (Continued)

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Inventories

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

(n)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Regular way purchases and sales of available-for-sale financial assets are recognized on the trade-date (the date on which the Group commits to purchase or sell the asset). The investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income.

Available-for-sale financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Available-for-sale financial assets (Continued)

When available-for-sale financial assets are sold, the accumulated fair value adjustments recognized in equity is removed and recognized in profit or loss.

Interest on available-for-sale debt instruments calculated using the effective interest method is recognized in profit or loss. Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.

(o)	Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under Customer Point Reward Program (“Reward Program”, see note 2(s)(iv)).

The prepaid service fees are stated at the amount of proceeds received less the amount already recognized as revenue.

(p)	Interest-bearing borrowings

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

(q)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial.

(r)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Revenue recognition

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

(iv)	for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its fair value which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

(t)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(u)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Income tax (Continued)

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries and associates to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Income tax (Continued)

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

(v)	Provisions and contingent liabilities

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

(w)	Employee benefits

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Employee benefits (Continued)

(i)	Short-term employee benefits and contributions to defined contribution retirement plans (Continued)

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund (“MPF”) Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000 (HK$25,000 prior to June 2014, and HK$20,000 prior to June 2012). Such contributions are recognized as an expense in profit or loss as incurred.

The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred.

The Company and subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Employee benefits (Continued)

(ii)	Share-based payments (Continued)

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account (share premium account before March 3, 2014, see note 34(b)(ii))) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(x)	Borrowing costs

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Translation of foreign currencies

The functional currency of major entities within the Group is Renminbi (“RMB”). The Group adopted RMB as its presentation currency in the preparation of the financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss.

For the purpose of the consolidated statements of cash flow, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in note 2(z)(a); or

(vii)	A person identified in note 2(z)(a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain new and amended IFRS effective for accounting period beginning on January 1, 2014. Details of the adoption are as follows:

Amendment to IAS 32, “Financial Instruments: Presentation”

IFRIC – Int 21, “Levies”

The adoption of the above new and amended standards did not have any material impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 40).

4	OPERATING REVENUE (TURNOVER)

	2014	2013	2012
	Million	Million	Million

Revenue from telecommunications services
Voice services	308,959	355,686	368,025
Data services	253,088	206,886	166,348
Others	19,770	28,239	26,040

	581,817	590,811	560,413

Revenue from sales of products and others	59,631	39,366	21,422

	641,448	630,177	581,835

On April 29, 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“SAT”), and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”) from June 1, 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from June 1, 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

5	PERSONNEL

	2014	2013	2012
	Million	Million	Million

Salaries, wages and other benefits	31,740	30,066	27,573
Retirement costs: contributions to defined contribution retirement plans	5,090	4,310	3,683

	36,830	34,376	31,256

6	OTHER OPERATING EXPENSES

	Note	2014	2013	2012
		Million	Million	Million

Maintenance		52,450	46,059	39,184
Impairment loss of doubtful accounts		5,494	5,084	4,504
Impairment loss of goodwill (note 16)		1,594	—	—
Write-down of inventories		293	202	313
Amortization of other intangible assets		106	78	68
Operating lease charges
- land and buildings		12,471	10,784	9,367
- others	(i)	4,755	3,808	3,385
(Gain)/loss on disposal of property, plant and equipment		—	(3)	1
Write-off of property, plant and equipment		2,093	2,074	2,818
Auditors’ remuneration
- audit services	(ii)	91	85	87
- tax services		—	1	2
- other services		6	6	12
Others	(iii)	96,989	89,353	80,531

		176,342	157,531	140,272

Note:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America of RMB20,000,000 (2013: RMB18,000,000; 2012: RMB19,000,000).
(iii)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

7	NON-OPERATING INCOME, NET

	2014	2013	2012
	Million	Million	Million

Penalty income	507	405	256
Dividend income from unlisted securities	—	34	11
Others	582	471	348

	1,089	910	615

8	FINANCE COSTS

	2014	2013	2012
	Million	Million	Million

Interest on bank loans and other borrowings repayable within five years	—	104	1
Interest on bank loans and other borrowings repayable after five years	—	—	162
Interest on bonds	228	227	227

	228	331	390

9	DIRECTORS’ REMUNERATION

Directors’ remuneration is as follows:

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2014 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua	180	1,174	565	256	2,175
LI Yue (Chief Executive Officer)	180	1,067	513	234	1,994
XUE Taohai	180	960	462	210	1,812
HUANG Wenlin*	180	960	462	210	1,812
SHA Yuejia	180	960	462	210	1,812
LIU Aili	180	960	462	210	1,812

Independent non-executive directors

LO Ka Shui	325	—	—	—	325
WONG Kwong Shing, Frank	470	—	—	—	470
CHENG Mo Chi, Moses	440	—	—	—	440
CHOW Man Yiu, Paul	330	—	—	—	330

	2,645	6,081	2,926	1,330	12,982

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2013 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua	180	1,174	634	287	2,275
LI Yue (Chief Executive Officer)	180	1,067	577	263	2,087
XUE Taohai	180	960	520	237	1,897
HUANG Wenlin	180	960	520	237	1,897
SHA Yuejia	180	960	520	236	1,896
LIU Aili	180	960	520	236	1,896

Independent non-executive directors

LO Ka Shui	399	—	—	—	399
WONG Kwong Shing, Frank	458	—	—	—	458
CHENG Mo Chi, Moses	440	—	—	—	440
CHOW Man Yiu, Paul**	194	—	—	—	194

	2,571	6,081	3,291	1,496	13,439

9	DIRECTORS’ REMUNERATION (CONTINUED)

Directors’ remuneration is as follows (Continued):

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2012 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua***	180	1,152	660	282	2,274
WANG Jianzhou****	40	242	146	83	511
LI Yue	180	1,067	600	262	2,109
LU Xiangdong****	37	181	—	39	257
XUE Taohai	180	960	540	237	1,917
HUANG Wenlin	180	960	540	237	1,917
SHA Yuejia	180	960	540	236	1,916
LIU Aili	180	960	540	236	1,916
XIN Fanfei****	40	198	119	75	432
XU Long****	171	903	514	221	1,809

Independent non-executive directors

LO Ka Shui	505	—	—	—	505
WONG Kwong Shing, Frank	440	—	—	—	440
CHENG Mo Chi, Moses	440	—	—	—	440

	2,753	7,583	4,199	1,908	16,443

*	Madam HUANG Wenlin resigned from the position as Executive Director of the Company with effect from March 19, 2015.

**	Mr. Paul CHOW Man Yiu has been appointed as an Independent Non-executive Director of the Company with effect from May 30, 2013.

***	Mr. XI Guohua was re-designated from Vice-Chairman to Chairman of the Company in March 2012.

****	Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company, Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company and Madam XIN Fanfei resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

10	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended December 31, 2012, 2013 and 2014, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

	Note	2014	2013	2012
		Million	Million	Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	106	167	191
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	36,193	40,412	44,325

		36,299	40,579	44,516

Deferred tax

Origination and reversal of temporary differences (note 19)	(iii)	(3,112)	(3,803)	(2,597)

		33,187	36,776	41,919

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2013: 16.5%; 2012: 16.5%) of the estimated assessable profits for the year ended December 31, 2014.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2013: 25%; 2012: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2014. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2013: 15%; 2012: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On April 22, 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

11	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2014	2013	2012
	Million	Million	Million

Profit before taxation	142,592	158,579	171,300

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	35,648	39,645	42,825
Tax effect of non-taxable items
- Share of profit of associates	(2,062)	(1,766)	(1,421)
- Interest income	(26)	(31)	(23)
Tax effect of non-deductible expenses on the PRC operations	693	548	970
Tax effect of non-deductible expenses on Hong Kong operations	46	54	82
Rate differential of certain PRC operations (note 11(a)(ii))	(1,329)	(1,243)	(175)
Rate differential on Hong Kong operations	(107)	(95)	(114)
Tax credit on purchase of domestic telecommunications equipment	—	(9)	(64)
Tax effect of goodwill impairment loss	398	—	—
Others	(74)	(327)	(161)

Taxation	33,187	36,776	41,919

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

12	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000; 2012: RMB129,274,000,000) and the weighted average number of 20,293,253,516 shares (2013: 20,101,232,387 shares; 2012: 20,090,824,422 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2014	2013	2012
	Number of shares	Number of shares	Number of shares

Issued shares as of January 1	20,102,539,665	20,100,340,600	20,072,065,571
Effect of share options exercised	190,713,851	891,787	18,758,851

Weighted average number of shares in issue during the year	20,293,253,516	20,101,232,387	20,090,824,422

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000; 2012: RMB129,274,000,000) and the weighted average number of 20,408,441,343 shares (2013: 20,343,120,320 shares; 2012: 20,341,515,930 shares), calculated as follows:

Weighted average number of shares (diluted)

	2014	2013	2012
	Number of shares	Number of shares	Number of shares

Weighted average number of shares in issue during the year	20,293,253,516	20,101,232,387	20,090,824,422
Dilutive equivalent shares arising from share options	115,187,827	241,887,933	250,691,508

Weighted average number of shares (diluted) during the year	20,408,441,343	20,343,120,320	20,341,515,930

13	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2013	109,208	831,329	18,683	959,220
Additions	1,371	1,300	805	3,476
Transferred from construction in progress	15,977	133,168	2,976	152,121
Disposals	—	(125)	(80)	(205)
Assets written-off	(344)	(37,962)	(3,033)	(41,339)
Exchange differences	(7)	(76)	(17)	(100)

As of December 31, 2013	126,205	927,634	19,334	1,073,173

As of January 1, 2014	126,205	927,634	19,334	1,073,173
Additions	176	792	822	1,790
Transferred from construction in progress	13,881	186,401	1,841	202,123
Disposals	—	(7)	(10)	(17)
Assets written-off	(417)	(40,237)	(1,376)	(42,030)
Exchange differences	6	10	—	16

As of December 31, 2014	139,851	1,074,593	20,611	1,235,055

Accumulated depreciation:
As of January 1, 2013	27,456	489,574	11,681	528,711
Charge for the year	6,166	95,567	3,003	104,736
Written back on disposals	—	(120)	(44)	(164)
Assets written-off	(291)	(36,272)	(2,702)	(39,265)
Exchange differences	(6)	(59)	(7)	(72)

As of December 31, 2013	33,325	548,690	11,931	593,946

As of January 1, 2014	33,325	548,690	11,931	593,946
Charge for the year	5,849	107,878	2,532	116,259
Written back on disposals	—	(7)	(9)	(16)
Assets written-off	(381)	(38,291)	(1,265)	(39,937)
Exchange differences	3	5	—	8

As of December 31, 2014	38,796	618,275	13,189	670,260

Net book value:
As of December 31, 2014	101,055	456,318	7,422	564,795

As of December 31, 2013	92,880	378,944	7,403	479,227

Write-off of property, plant and equipment mainly represents the retirement of individual network asset due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned or demolished. Total net book value of such assets written off was RMB2,093,000,000 in 2014 (2013: RMB2,074,000,000; 2012: RMB2,818,000,000). These assets were disposed at scrap value.

14	CONSTRUCTION IN PROGRESS

	2014	2013
	Million	Million

As of January 1	85,000	55,507
Additions	210,464	181,614
Transferred to property, plant and equipment	(202,123)	(152,121)

As of December 31	93,341	85,000

Construction in progress primarily comprises expenditure incurred on the network expansion projects not yet completed as of December 31, 2014.

15	LAND LEASE PREPAYMENTS AND OTHER PREPAYMENTS

The Group’s land lease prepayments represent prepaid operating lease payments for land use rights in Mainland China and majority of the land lease prepayments are medium-term lease with remaining lease term less than 50 years but not less than 10 years as of balance sheet dates.

For the year ended December 31, 2014, the land lease prepayments expensed in the profit or loss amounted to approximately RMB406,000,000 (2013: approximately RMB385,000,000; 2012: approximately RMB346,000,000).

16	GOODWILL

	2014	2013
	Million	Million

Cost and carrying amount:
As of January 1	36,894	36,894
Impairment	(1,594)	—

As of December 31	35,300	36,894

Impairment tests for goodwill

As set out in IAS 36 “Impairment of Assets”, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment tests of goodwill, goodwill is allocated to groups of cash-generating units (being subsidiaries acquired in each acquisition). Such groups of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

Among the goodwill as of December 31, 2014, RMB35,300,000,000 (2013: RMB35,300,000,000) and RMB nil (2013: RMB1,594,000,000) are attributable to the groups of cash-generating units in relation to the operations in Mainland China and Hong Kong respectively, which management currently monitors. The recoverable amounts of these groups of cash-generating units are determined based on the greater of its fair value less costs of disposal and value-in-use. Value-in-use is calculated by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating units) for the five years ending December 31, 2019 with subsequent transition to perpetuity. For the five years ending December 31, 2019, the average growth rates are assumed 1.5% and 2.4% for the operations in Mainland China and Hong Kong, respectively. For the years beyond December 31, 2019, the assumed continual growth rates to perpetuity of 1% and 0.5% are used for the operations in Mainland China and Hong Kong, respectively. The present value of cash flows are calculated by discounting the cash flow using pre-tax interest rates of approximately 12% and 13% for the operations in Mainland China and Hong Kong, respectively. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss. For the operations in Hong Kong, with the development of the 4th generation mobile communication technology (“4G”) business in Hong Kong during the year ended December 31, 2014, the competition in Hong Kong telecommunication market has become increasingly fierce. The management anticipates more pressure on the operating performance in future considering the necessity of investment in capital expenditure and increased marketing expenses to sustain the development of business. Based on the impairment test result, the management has made a provision for impairment loss of goodwill amounting to RMB1,594,000,000 in relation to the operation in Hong Kong as of December 31, 2014.

17	PRINCIPAL SUBSIDIARIES

The following list contains only the particulars of subsidiaries as of December 31, 2014, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd. (“CMC”)**	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	PRC	RMB5,594,840,700	—	100%	Mobile telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	—	100%	Mobile telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator

China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator

China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator

China Mobile Group Beijing Co., Ltd. (“Beijing Mobile”)	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator

China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator

China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator

China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator

China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator

China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator

China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator

China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator

China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator

China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator

17	PRINCIPAL SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator

China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator

China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator

China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator

China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator

China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator

China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator

China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator

China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator

China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator

China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator

China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

China Mobile Holding Company Limited**	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited**	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

17	PRINCIPAL SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited**#	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited**#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited**#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited***	PRC	US$3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$951,046,930	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited (“CMI Holdings”)	Hong Kong	HK$10,500,000,000	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$3,000,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Device Co., Ltd.	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and sale of related products

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)##	PRC	RMB5,000,000,000	—	92%	Provision of non-banking financial services

China Mobile M2M Company Limited	PRC	RMB500,000,000	—	100%	Provision of network services

17	PRINCIPAL SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile (Suzhou) Software Technology Co., Ltd.	PRC	RMB600,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile (Hangzhou) Information Technology Co., Ltd.	PRC	RMB600,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile Online Service Co., Ltd.	PRC	RMB50,000,000	—	100%	Provision of call center service

*	The nature of all the legal entities established in the PRC is limited liability company.

**	Companies registered as wholly-foreign owned enterprises in the PRC.

***	Company registered as a sino-foreign equity joint venture in the PRC.

#	Effective interest held by the Group is 66.41%.

##	China Mobile Finance was established by CMCC and Beijing Mobile, a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively.

18	INTEREST IN ASSOCIATES

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Share of net assets of associates
- Unlisted company	3,954	—
- Listed company	66,490	53,940

	70,444	53,940

18	INTEREST IN ASSOCIATES (CONTINUED)

Details of the associates are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by a subsidiary	Principal activity

Unlisted company

China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services

Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

China Tower Corporation Limited (“Tower Company”)	PRC	40%	Constructions, maintenance and operation of communications towers

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	20%	Provision of banking services

IFLYTEK Co., Ltd. (“IFLYTEK”, renamed on April 16, 2014, formerly known as “Anhui USTC iFLYTEK Co., Ltd.”)	PRC	15%	Provision of Chinese speech and language technology products and services

True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

18	INTEREST IN ASSOCIATES (CONTINUED)

Except that IFLYTEK and Tower Company are owned by CMC and True Corporation is owned by CMI Holdings, all the other interest in associates are owned by Guangdong Mobile.

During 2014, CMI Holdings, a wholly-owned subsidiary of the Company subscribed for 4,429,427,068 ordinary shares of True Corporation (a fully-integrated, nationwide telecommunications service provider in Thailand) at the price of Baht6.45 per share with a total consideration of Baht28.57 billion (equivalent approximately RMB5.51 billion). Upon the completion of the subscription, CMI Holdings owns 18% of the share capital and has become the second largest shareholder of True Corporation and two designees nominated by CMI Holdings have been appointed as directors of True Corporation. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of True Corporation.

Also in 2014, CMC, a wholly-owned subsidiary of the Company, entered into an agreement with China United Network Communications Corporation Limited and China Telecom Corporation Limited to establish Tower Company. Pursuant to the agreement, CMC contributed RMB4 billion in cash, which represents 40.0% of the registered capital of Tower Company. Upon the completion of the subscription, the Group has appointed three directors for Tower Company. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of Tower Company. For the year ended December 31, 2014, Tower Company has not carried out substantial operation, and the total assets and equity were approximately equal to the registered capital as of December 31, 2014.

On April 24, 2013, CMC, a wholly-owned subsidiary of the Company, completed the subscription of 70,273,935 ordinary shares of IFLYTEK representing 15% of the total issued and outstanding shares of IFLYTEK. IFLYTEK is a listed company in Shenzhen Stock Exchange which primarily engages in Chinese speech and language technology industry. The cash consideration for the investment was approximately RMB1,363,000,000. Upon completion of the subscription, the Group has the right to appoint a non-independent director for IFLYTEK. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence on financial and operating policy decisions of IFLYTEK.

The carrying amounts of Group’s share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as of December 31, 2013 and 2014.

18	INTEREST IN ASSOCIATES (CONTINUED)

Summary financial information on principal associates:

	SPD Bank
	As of December 31, 2014	As of December 31, 2013
	Million	Million
Total assets	4,195,924	3,680,125
Total liabilities	3,932,639	3,472,898
Total equity	263,285	207,227

Total equity attributable to ordinary shareholders	245,209	204,375
Percentage of ownership of the Group	20%	20%

Total equity attributable to the Group	49,042	40,875
The impact of fair value adjustments at the time of acquisition and goodwill	10,512	11,673

Interest in associates	59,554	52,548

	IFLYTEK		True Corporation
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014
	Million	Million	Million
Total current assets	2,565	2,682	16,487
Total non-current assets	2,605	1,646	27,428
Total current liabilities	1,076	714	22,026
Total non-current liabilities	193	152	8,608
Total equity	3,901	3,462	13,281

Total equity attributable to equity shareholders	3,707	3,311	13,170
Percentage of ownership of the Group	15%	15%	18%

Total equity attributable to the Group	556	497	2,371
The impact of fair value adjustments at the time of acquisition and goodwill	876	895	3,133

Interest in associates	1,432	1,392	5,504

18	INTEREST IN ASSOCIATES (CONTINUED)

Summary financial information on principal associates (Continued):

	SPD Bank			IFLYTEK		True Corporation
	2014	2013	2012	2014	2013	2014
	Million	Million	Million	Million	Million	Million
Revenue	123,181	100,015	82,952	1,775	1,254	20,447
Profit/(loss) before taxation	62,030	53,849	44,754	434	321	(129)
Profit for the year	47,026	40,922	34,186	379	279	267
Other comprehensive income/(loss)	6,119	(3,835)	17	—	—	—
Total comprehensive income	53,145	37,087	34,203	379	279	267
Dividends received from associates	2,462	2,052	1,120	14	10	—

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As of December 31, 2014		As of December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

SPD Bank	59,554	58,535	52,548	35,180
IFLYTEK	1,432	3,184	1,392	3,363
True Corporation	5,504	9,205	—	—

Interest in listed associates	66,490	70,924	53,940	38,543

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs. As of December 31, 2014, the Group’s interest in associates is principally the equity investment in SPD Bank and the fair value of investment in SPD Bank was RMB58.54 billion (2013: RMB35.18 billion), below its carrying amount by approximately 1.7% (2013: approximately 33.1%).

The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired and particularly, whether there was impairment indication existed on interest in SPD Bank. The recoverable amount of the interest in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending December 31, 2019 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank which are sensitive to the cash flows projected. The key assumptions are determined with reference to external sources of information. Based on management’s assessment results, there was no impairment as of December 31, 2013 and 2014. Changes in the key assumptions could have a significant impact of the recoverable amount of the interest in SPD Bank and could result in impairment charge in future periods.

The management has determined that there was no impairment indicator of the Group’s interests in other associates as of December 31, 2013 and 2014.

19	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,639	4,453
- Deferred tax asset to be recovered within 12 months	15,868	12,948

	20,507	17,401

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(80)	(90)
- Deferred tax liabilities to be settled within 12 months	(18)	(14)

	(98)	(104)

Deferred tax assets and liabilities recognized and the movements during 2014

	As of January 1, 2014	Credited to profit or loss	As of December 31, 2014
	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	132	56	188
Write-off of certain network equipment and related assets	2,138	342	2,480
Provision for certain operating expenses	9,182	1,457	10,639
Deferred revenue from Reward Program	4,500	1,121	5,621
Impairment loss for doubtful accounts	1,449	130	1,579

	17,401	3,106	20,507

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(104)	6	(98)

Total	17,297	3,112	20,409

19	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2013

	As of January 1, 2013	Credited/ (charged) to profit or loss	Exchange differences	As of December 31, 2013
	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	97	35	—	132
Write-off of certain network equipment and related assets	1,635	503	—	2,138
Provision for certain operating expenses	7,084	2,098	—	9,182
Deferred revenue from Reward Program	3,420	1,080	—	4,500
Impairment loss for doubtful accounts	1,308	141	—	1,449

	13,544	3,857	—	17,401

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(51)	(54)	1	(104)

Total	13,493	3,803	1	17,297

20	RESTRICTED BANK DEPOSITS

		As of December 31, 2014			As of December 31, 2013
	Note	Non-current assets	Current assets	Total	Non-current assets	Total
		Million	Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves	(i)	8,666	—	8,666	6,659	6,659
- Pledged bank deposits	(ii)	65	695	760	157	157

		8,731	695	9,426	6,816	6,816

Note:

(i)	The statutory deposit reserves are deposited by China Mobile Finance with the People’s Bank of China (“PBOC”) as required, which are not available for use in the Group’s daily operations.

(ii)	Non-current pledged bank deposits are primarily related to the performance bonds issued by banks in favor of the Office of the Communications Authority (formerly “the Office of the Telecommunications Authority”) of Hong Kong, in order to secure CMHK’s due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

Current pledged bank deposits represent standby letters of credit in favor of the Office of the Communications Authority of Hong Kong for CMHK fulfilling the deposit requirement for the public auction of spectrum with original maturity within one year.

21	OTHER FINANCIAL ASSETS

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Investment in unlisted equity securities in the PRC	127	127

22	INVENTORIES

	As of December 31, 2014	As of December 31, 2013
	Million	Million

SIM cards and handsets	8,194	6,632
Other consumables	936	2,520

	9,130	9,152

23	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Within 30 days	9,963	8,316
31 - 60 days	2,184	2,137
61 - 90 days	1,161	1,149
Over 90 days	3,032	2,305

	16,340	13,907

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

Impairment loss in respect of accounts receivable is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	2014	2013
	Million	Million

As of January 1	5,984	5,274
Impairment loss recognized	5,630	5,174
Accounts receivable written off	(5,134)	(4,464)

As of December 31	6,480	5,984

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Neither past due nor impaired	15,668	13,202
Less than 1 month past due	672	705

	16,340	13,907

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

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits, which are expected to be recovered within one year.

Prepayments and other current assets primarily consist of rental prepayments.

As of December 31, 2013 and 2014, there were no significant overdue amounts for other receivables.

25	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2014, amount due to ultimate holding company primarily comprises the short-term deposits of CMCC in China Mobile Finance and the interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

26	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Note	As of December 31, 2014	As of December 31, 2013
		Million	Million

Wealth management products issued by banks	(i)	2,000	—

Note:

(i)	The available-for-sale financial assets represent wealth management products issued by banks which retain the possible loss of the principal amount invested. These wealth management products will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2014, the carrying amount approximated the fair value (level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

27	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

28	CASH AND CASH EQUIVALENTS

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Bank deposits with original maturity within three months	27,421	7,798
Cash at banks and in hand	39,323	37,133

	66,744	44,931

29	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Due within 1 month or on demand	193,595	140,397
Due after 1 month but within 3 months	13,465	13,449
Due after 3 months but within 6 months	6,095	6,492
Due after 6 months but within 9 months	3,363	5,294
Due after 9 months but within 12 months	6,985	7,525

	223,503	173,157

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2014	2013
	Million	Million

As of January 1	62,451	58,322
- Current portion	61,789	57,988
- Non-current portion	662	334
Additions during the year	233,944	256,882
Recognized in the consolidated statements of comprehensive income	(232,940)	(252,753)

As of December 31	63,455	62,451
Less: Current portion	(62,615)	(61,789)

Non-current portion	840	662

31	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Receipts-in-advance	65,000	68,411
Other payables	16,998	14,285
Accrued salaries, wages and benefits	5,372	5,649
Accrued expense	47,355	37,466

	134,725	125,811

32	INTEREST-BEARING BORROWINGS

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Bonds	4,992	4,989

As of December 31, 2014, the bonds represent the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.

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

The HKEx requires the exercise price of options to be at least the higher of the nominal value of a share (no longer existed after March 3, 2014, see note 34(b)(ii)), the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of a share (no longer exists after March 3, 2014, see note 34(b)(ii));

(ii)	the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii)	the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

33	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)	The terms and conditions of the grants that existed as of the end of the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2014	2013

Options granted to directors
- on October 28, 2004	—	473,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

- on November 8, 2005	2,881,500	2,881,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
Options granted to other employees
- on October 28, 2004	—	113,418,420	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
- on December 21, 2004	—	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant
- on November 8, 2005	43,351,922	268,025,464	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	46,233,422	385,273,559

33	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)	The number and weighted average exercise prices of share options are as follows:

	2014		2013
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$

As of January 1	31.28	385,273,559	31.24	387,811,349
Exercised	30.86	(335,886,849)	24.55	(2,199,065)
Expired	23.33	(3,153,288)	—	—
Forfeited	—	—	30.39	(338,725)

As of December 31	34.87	46,233,422	31.28	385,273,559

Option vested as of December 31	34.87	46,233,422	31.28	385,273,559

The weighted average share price at the date of exercise for shares options exercised during the year was HK$79.40 (2013: HK$84.73).

The options outstanding as of December 31, 2014 had exercise price HK$34.87 (2013: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 0.9 year (2013: 1.5 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2013 and 2014.

34	CAPITAL, RESERVES AND DIVIDENDS

(a)	Dividends

(i)	Dividends attributable to the year:

	2014	2013	2012
	Million	Million	Million

Ordinary interim dividend declared and paid of HK$1.540 (equivalent to approximately RMB1.222) (2013: HK$1.696 (equivalent to approximately RMB1.351); 2012: HK$1.633 (equivalent to approximately RMB1.331)) per share	24,880	27,031	26,842

Ordinary final dividend proposed after the balance sheet date of HK$1.380 (equivalent to approximately RMB1.089) (2013: HK$1.615 (equivalent to approximately RMB1.270); 2012: HK$1.778 (equivalent to approximately RMB1.442)) per share	22,290	25,644	28,979

	47,170	52,675	55,821

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78887, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2014 (2013: HK$1 = RMB0.78623; 2012: HK$1 = RMB0.81085). As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2014.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(a)	Dividends (Continued)

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2014	2013	2012
	Million	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.615 (equivalent to approximately RMB1.270) (2013: HK$1.778 (equivalent to approximately RMB1.442); 2012: HK$1.747 (equivalent to approximately RMB1.416)) per share	26,044	28,460	28,583

(b)	Share capital

(i)	Authorized and issued share capital

	2014	2013
	HK$ Million	HK$ Million

Authorized:
30,000,000,000 ordinary shares of HK$0.10 each (note 34(b)(ii))	—	3,000

	2014			2013
	Number of shares		Equivalent	Number of shares		Equivalent
		HK$ Million	RMB Million		HK$ Million	RMB Million

Issued and fully paid:

As of January 1	20,102,539,665	2,010	2,142	20,100,340,600	2,010	2,142
Shares issued under share option scheme (note 34(b)(iii))	335,886,849	11,004	9,279	2,199,065	—	—
Transition to no-par value regime (note 34(b)(ii))	—	367,576	389,316	—	—	—

As of December 31	20,438,426,514	380,590	400,737	20,102,539,665	2,010	2,142

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Share capital (Continued)

(ii)	Transition to no-par value regime

Under the new Hong Kong Companies Ordinance (Cap. 622) which commenced operation on March 3, 2014, the concept of authorized share capital no longer exists and the Company’s shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition.

In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), on March 3, 2014, any amount standing to the credit of the share premium account has become part of the Company’s share capital.

(iii)	Shares issued under share option scheme

During 2014, options were exercised to subscribe for 335,886,849 ordinary shares in the Company at a consideration of HK$10,365,000,000 (equivalent to RMB8,215,000,000) of which HK$6,000,000 (equivalent to RMB5,000,000) was credited to share capital and HK$1,887,000,000 (equivalent to RMB1,488,000,000) was credited to the share premium account before March 3, 2014 and HK$8,472,000,000 (equivalent to RMB6,722,000,000) was credited to share capital after March 3, 2014. RMB585,000,000 has been transferred from the capital reserve to the share premium account before March 3, 2014 and RMB2,552,000,000 has been transferred from the capital reserve to the share capital account after March 3, 2014 in accordance with policy set out in note 2(w)(ii).

(c)	Nature and purpose of reserves

(i)	Share premium

Under the new Hong Kong Companies Ordinance (Cap. 622) which commenced operation on March 3, 2014, any amount standing to the credit of the share premium account has become part of the Company’s share capital (see note 34(b)(ii)).

(ii)	Capital reserve

The capital reserve mainly comprises the following:

–	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 2(w)(ii); and

–

RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve in previous years.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of reserves (Continued)

(iii)	PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly.

The statutory and discretionary surplus reserves can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the statutory reserve after such conversion is not less than 25% of the registered capital of relevant subsidiaries.

In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(y).

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(d)	Capital management

The Group’s primary objectives of capital management are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to stabilize the capital position and prevent operation risk. Meanwhile, the Group will maximize the shareholders’ return when having high level of borrowings and will make adjustment on the capital structure in accordance with the changes in economic conditions.

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including obligations under finance leases and interest-bearing borrowings as shown in the consolidated balance sheets) divided by book capitalization (equal to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheets and total debts).

As of December 31, 2014, the Group’s total debt-to-book capitalization ratio was 0.6% (2013: 0.8%).

Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

35	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), other than transactions disclosed in note 25, for the years ended December 31, 2012, 2013 and 2014. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Note	2014	2013	2012
		Million	Million	Million

Telecommunications services revenue	(i)	885	1,590	2,113
Telecommunications services charges	(i)	4,602	2,843	1,580
Property leasing and management services charges	(ii)	803	808	785
Interest expenses	(iii)	—	103	161
Interconnection revenue	(iv)	216	241	253
Interconnection charges	(iv)	425	500	472
Network assets leasing revenue	(v)	95	109	109
Network assets leasing charges	(v)	11,062	9,837	2,950
Network capacity leasing charges	(v)	5,012	3,876	2,477
Revenue derived from cooperation of telecommunications services	(vi)	481	494	341
Charges for cooperation of telecommunications services	(vi)	2,567	2,232	1,936

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Note:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.
(iii)	The amount represents the interest expenses paid to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to CMCC Group, in respect of interconnection settlement revenue and charges.
(v)	The amounts represent the network assets leasing settlement received/receivable from or paid/payable to CMCC Group and the TD-SCDMA network capacity charges paid/ payable to CMCC Group. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group’s TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease terms, there is no purchase option granted to the Group to purchase the leased network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease terms. As a result, the Group does not bear the risks associated with the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Accounts receivable	1,037	1,162
Other receivables	5	6
Prepayments and other current assets	146	109
Accounts payable	5,693	4,036
Accrued expenses and other payables	309	145

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

(c)	Significant transactions with associates of the Group and of CMCC Group

The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amount due from/to the associates are follows:

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Bank deposits	42,660	42,752
Available-for-sale financial assets	1,000	—
Interest receivable	934	664
Accounts payable	513	208

	Note	2014	2013	2012
		Million	Million	Million

Interest income	(i)	1,653	1,355	797
Mobile telecommunications services revenue	(ii)	127	84	61
Mobile telecommunications services charges	(iii)	1,837	2,261	1,635
Dividend income		2,476	2,062	1,120

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group (Continued)

Note:

(i)	Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services revenue received/receivable from SPD Bank.
(iii)	The amount represents the mobile telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 25 and 35(a)) and an associate (note 35(c)) and the transaction to establish Tower Company (note 18), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

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

(e)	For key management personnel compensation, please refer to note 9.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the consolidated balance sheets, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group is primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 23(c).

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

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	223,503	223,503	223,503	—	—
Bills payable	674	674	674	—	—
Accrued expenses and other payables	134,725	134,725	134,725	—	—
Amount due to ultimate holding company	4,271	4,340	4,340	—	—
Interest-bearing borrowings	4,992	5,635	225	5,410	—
Obligations under finance leases	68	71	71	—	—

	368,233	368,948	363,538	5,410	—

	As of December 31, 2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	173,157	173,157	173,157	—	—
Bills payable	1,360	1,360	1,360	—	—
Accrued expenses and other payables	125,811	125,811	125,811	—	—
Amount due to ultimate holding company	22	22	22	—	—
Interest-bearing borrowings	4,989	5,860	225	450	5,185
Obligations under finance leases	68	71	71	—	—

	305,407	306,281	300,646	450	5,185

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level. As of December 31, 2014, the Group did not have any interest-bearing borrowings at variable rates, but had RMB5 billion of bonds, which were issued at fixed rate and exposes the Group to fair value interest rate risk. The Group determines the amount of its fixed rate depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2014, total cash and bank balances of the Group amounted to RMB428,288,000,000 (2013: RMB426,724,000,000). The interest income for 2014 was RMB16,149,000,000 (2013: RMB15,289,000,000) and the average interest rate was 3.78% (2013: 3.66%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,229,000,000 (2013: RMB3,213,000,000).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 1.4% (2013: 0.8%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as of December 31 except as follows:

	As of December 31, 2014		As of December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

Interest-bearing borrowings - bonds	4,992	4,951	4,989	4,675

The fair value of bonds is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

37	COMMITMENTS

(a)	Capital commitments

The Group’s capital commitments outstanding as of December 31 not provided for in the consolidated financial statements were as follows:

	2014	2013
	Million	Million

Commitments in respect of land and buildings
- authorized and contracted for	7,547	7,212
- authorized but not contracted for	32,498	43,709

	40,045	50,921

Commitments in respect of telecommunications equipment
- authorized and contracted for	24,607	25,022
- authorized but not contracted for	112,114	167,901

	136,721	192,923

Total commitments
- authorized and contracted for	32,154	32,234
- authorized but not contracted for	144,612	211,610

	176,766	243,844

37	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31 are as follows:

	Land and buildings	Leased lines	Others	Total
	Million	Million	Million	Million

As of December 31, 2014
Within one year	9,733	9,291	1,043	20,067
After one year but within five years	18,882	3,822	1,361	24,065
After five years	5,853	953	69	6,875

	34,468	14,066	2,473	51,007

As of December 31, 2013
Within one year	8,008	5,627	984	14,619
After one year but within five years	15,966	2,706	1,355	20,027
After five years	4,476	669	34	5,179

	28,450	9,002	2,373	39,825

The Group leases certain land and buildings, leased lines, motor vehicles, computer and other office equipment under operating leases. None of the leases include contingent rentals.

38	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2014. Further details are disclosed in note 34(a)(i).

39	ACCOUNTING ESTIMATES AND JUDGEMENTS

   Key sources of estimation uncertainty

Note 16 contains information about the assumptions relating to goodwill impairment, and note 35 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity. Other key sources of estimation uncertainty are as follows:

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

39	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, interest in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the goodwill impairment and the impairment assessment of interest in associates is disclosed in notes 16 and 18, respectively.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2014

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2014 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and consolidated financial statements:

Effective for accounting periods beginning on or after

Amendment to IAS 19, “Employee Benefits”	July 1, 2014
Annual Improvement to IFRSs 2010-2012 cycle	July 1, 2014
Annual Improvement to IFRSs 2011-2013 cycle	July 1, 2014
Amendment to IFRS 11, “Joint Arrangements”	January 1, 2016
Amendment to IAS 16, “Property, Plant and Equipment”	January 1, 2016
Amendment to IAS 38, “Intangible Assets”	January 1, 2016
Amendment to IFRS 10, “Consolidated Financial Statements”	January 1, 2016
Amendment to IAS 28, “Investments in Associates and Joint Ventures”	January 1, 2016
Amendment to IAS 27, “Separate Financial Statements”	January 1, 2016
Annual Improvement to IFRSs 2012-2014 cycle	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2017
IFRS 9 “Financial Instrument”	January 1, 2018

Management is assessing the impact of such new standards, amendments to standards and will adopt the relevant standards, amendments to standards in the subsequent periods as required.

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after March 3, 2014 in accordance with section 358 of the new Hong Kong Companies Ordinance. The Group is in the process of making an assessment of expected impact of the changes in the Hong Kong Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2014	2013	2012
	Million	Million	Million

Dividend income	50,451	67,806	14,400

Operating expenses	(81)	(87)	(111)

Interest income	53	14	15

Non-operating (loss)/income, net	(93)	54	3

Finance costs	(2)	(105)	(164)

Profit before taxation	50,328	67,682	14,143

Taxation	—	—	—

PROFIT FOR THE YEAR	50,328	67,682	14,143

Other comprehensive loss for the year that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities	—	—	(7)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	50,328	67,682	14,136

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2014	As of December 31, 2013
	Million	Million

Non-current assets	485,110	479,149

Current assets	4,864	3,212

Current liabilities	12	21

Non-current liabilities	4,992	4,989

NET ASSETS	484,970	477,351

TOTAL EQUITY	484,970	477,351

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flow

	2014	2013	2012
	Million	Million	Million

Net cash used in operating activities	(81)	(69)	(90)

Net cash generated from investing activities	7,431	14,785	15,364

Net cash used in financing activities	(5,515)	(14,447)	(15,226)

Net increase in cash and cash equivalents	1,835	269	48

Cash and cash equivalents at beginning of year	1,295	974	919

Effect of changes in foreign exchange rate	(100)	52	7

Cash and cash equivalents at end of year	3,030	1,295	974