Form 20-F
period 2015-12-31
CHINA MOBILE LTD /ADR/
filed 2016-04-26
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 20,475,482,897 ordinary shares were issued and outstanding.

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

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2015. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2013, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2014 and 2015 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011, 2012 and 2013 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

In November 2015, China Mobile TieTong Company Limited, or CM TieTong, our wholly-owned subsidiary, acquired certain telecommunications assets, businesses and related liabilities and employees in relation to the fixed-line telecommunications operations, or Target Assets and Businesses, of China Tietong Telecommunications Corporation, or China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). The acquisition was completed in December 2015. See “Item 4. Information on the Company—Business Overview—Acquisition from China TieTong of certain Assets, Businesses and Related Liabilities and Employees.” The aforementioned acquisition was considered as a business combination under common control as CM TieTong and China TieTong are both ultimately controlled by our parent company, China Mobile Communications Corporation, or CMCC. Under IFRSs, such acquisition was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if Target Assets and Businesses had always been part of the Group. As a result, the Group has restated the 2011, 2012, 2013 and 2014 comparative amounts of the consolidated statements of comprehensive income by including the operating results of Target Assets and Businesses and eliminating its transactions with Target Assets and Businesses, as if the acquisition had been completed on the earliest date of the periods being presented, i.e., January 1, 2011. The consolidated balance sheets of the Group as at December 31, 2011, 2012, 2013 and 2014 was restated to include the assets and liabilities of Target Assets and Businesses. See Note 2(b) to our consolidated financial statements.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2011 (As restated)(1)	2012 (As restated) (1)	2013 (As restated) (1)	2014 (As restated) (1)	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)
Consolidated Statement of Comprehensive Income Data:
Operating revenue(2)	547,286	591,006	640,048	651,509	668,335	103,173
Operating expenses(2)(3)	396,541	440,317	508,624	534,189	565,413	87,285
Profit from operations	150,745	150,689	131,424	117,320	102,922	15,888
Profit before taxation	162,864	168,793	153,649	142,522	143,734	22,189
Taxation	(40,593)	(41,887)	(36,746)	(33,179)	(35,079)	(5,415)
Profit for the year attributable to equity shareholders	122,162	126,799	116,791	109,218	108,539	16,756
Basic earnings per share(4)	6.09	6.31	5.81	5.38	5.30	0.82
Diluted earnings per share(4)	6.01	6.23	5.74	5.35	5.30	0.82
Basic earnings per ADS(4)	30.44	31.56	29.05	26.91	26.51	4.09
Diluted earnings per ADS(4)	30.07	31.17	28.71	26.76	26.50	4.09
Number of shares utilized in basic earnings per share calculation (in thousands)	20,068,194	20,090,824	20,101,232	20,293,254	20,473,119	20,473,119
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,315,252	20,341,516	20,343,120	20,408,441	20,479,706	20,479,706

	2011 (As restated) (1)	2012 (As restated) (1)	2013 (As restated) (1)	2014 (As restated) (1)	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Balance Sheet Data:
Working capital(5)	81,515	99,396	80,009	34,433	(12,341)	(1,905)
Cash and cash equivalents	89,938	75,764	51,180	73,812	79,842	12,325
Bank deposits	247,134	332,495	375,127	353,507	323,330	49,914
Accounts receivable	9,642	11,918	14,083	16,715	17,743	2,739
Property, plant and equipment	429,836	469,627	520,571	605,023	585,631	90,406
Total assets	991,935	1,110,478	1,222,684	1,348,035	1,427,895	220,429
Bonds–current portion(6)	800	—	—	1,000	—	—
–non-current portion	5,984	5,986	5,989	4,992	4,995	771
Deferred consideration payable(7)	23,633	23,633	—	—	—	—
Total liabilities	337,537	383,658	401,561	459,052	507,527	78,349
Share capital(8)	2,140	2,142	2,142	400,737	402,130	62,078
Shareholders’ equity	653,041	724,958	819,171	886,916	917,336	141,612
Other Financial Data:
Capital expenditures and land lease prepayments(9)	(134,353)	(144,362)	(149,121)	(175,701)	(173,693)	(26,814)
Net cash generated from operating activities	227,863	233,776	226,905	216,438	235,089	36,291
Net cash used in investing activities	(179,477)	(210,447)	(180,122)	(151,230)	(142,743)	(22,036)
Net cash used in financing activities	(54,642)	(37,514)	(71,312)	(42,530)	(86,510)	(13,355)
Dividend declared	54,298	55,821	52,675	47,170	46,145	7,124
Dividend declared per share (RMB)	2.730	2.773	2.621	2.311	2.205	0.340
Dividend declared per share (HK$)	3.327	3.411	3.311	2.920	2.721	0.340

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2011, 2012, 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses which was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA.
(2)	Prior to 2013, the sales of products were incidental to our telecommunications services. In 2013, 2014 and 2015, our sales of products have become more than incidental as a result of our business development, and accordingly we present the revenue from sales of products and related cost of products sold separately with the comparative figures also being presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.
(3)	In accordance with requirements of reducing the proportion of labor sourced by third parties that provide services to the Group (“outsourcing labor”) among total labor under “Amendment to Labor Contract Law of the PRC” and its associated rules and regulations, we have made adjustment on the structure of employees and outsourcing labor. Such adjustment leads to the increase in number of employees and the decrease in number of outsourcing labor in 2015. In order to reasonably reflect the composition and fluctuation of employee benefit and related expenses, we present employee benefit and related expenses by combining personnel expenses and labor service expenses, the latter of which was presented under other operating expenses prior to 2015. The comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the years presented.
(4)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2011, 2012, 2013, 2014 and 2015. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(5)	Represents current assets minus current liabilities.
(6)	The current portion of the bonds as at December 31, 2011 was issued by China TieTong on November 8, 2007, with a principal amount of RMB800 million, at an issue price equal to the face value of the bonds. The bond was unsecured and bore interest at rate of 5.3% per annum which is payable annually. The bond was fully repaid on November 8, 2012. The current portion of the bonds as of December 31, 2014 was issued by China TieTong on August 18, 2005, with a principal amount of RMB1,000 million, at an issue price equal to the face value of the bonds. The bond was unsecured and bore interest at rate of 4.6% per annum which is payable annually. The bond was fully repaid on August 18, 2015.

(7)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. The deferred consideration was fully repaid by December 31, 2013.
(8)	Under the new Hong Kong Companies Ordinance (Cap. 622 of the laws of Hong Kong), or the Companies Ordinance, which has been in effect since March 3, 2014, the concept of authorized share capital no longer exists and our shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of our shareholders as a result of this transition. In addition, in accordance with the transitional provisions set forth in Section 37 of Schedule 11 to the Companies Ordinance, any amount standing to the credit of the share premium account has become part of our share capital.
(9)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.4778 = US$1.00 and HK$7.7507 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.4571 = US$1.00 and HK$7.7551 = US$1.00, respectively, on April 19, 2016. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2015	6.3591	6.3180	October 2015	7.7503	7.7495
November 2015	6.3945	6.3180	November 2015	7.7526	7.7498
December 2015	6.4896	6.3883	December 2015	7.7527	7.7496
January 2016	6.5932	6.5219	January 2016	7.8270	7.7505
February 2016	6.5795	6.5154	February 2016	7.7969	7.7700
March 2016	6.5500	6.4480	March 2016	7.7745	7.7528
April 2016 (up to April 19, 2016)	6.4810	6.4571	April 2016 (up to April 19, 2016)	7.7569	7.7537

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2011, 2012, 2013, 2014 and 2015 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00

2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519

Risk Factors

The following factors, and those factors described in our other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and such factors may have a material adverse effect on our business, financial condition, results of operations and prospects as well as the value of our ordinary shares and ADSs.

Risks Relating to Our Business

We may not be able to maintain the same level of growth as we have experienced over the past decade, which could have a material adverse effect on our financial condition and results of operations as well as our profitability.

We have experienced significant growth over the past decade, measured by the increase in both our customer base and our revenue. However, in recent years, we have experienced a lower rate of growth as measured by our revenue, and in 2013, 2014 and 2015, we experienced a decrease in profit from operations and net profit compared to the previous years. We cannot assure you that we will be able to achieve a high level of growth in the future due in part to the increased market saturation and competition among mobile operators and from other related industries in Mainland China. In particular, according to data published by the Ministry of Industry and Information Technology, or the MIIT, mobile penetration rate in Mainland China reached 95.5% as of December 31, 2015. Moreover, measures adopted by the PRC government in 2013 that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers have changed the competitive landscape in the telecommunications industry in Mainland China and have resulted and will result in further intensified competition among existing industry participants as well as increasing competition from providers offering telecommunications services using alternative technologies, in particular Internet service providers. See “— Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations.” In addition, the implementation of value-added tax in Mainland China has had, and is expected to continue to have, a short-term negative impact on our operating revenue and profit compared to previous years. See “— Implementation of value-added tax in Mainland China has had, and is expected to continue to have, a negative impact on our operating revenue and profit.” Besides, the introduction of the new national policy of “speed upgrade and tariff reduction” in May 2015 also has had, and is expected to continue to have, a negative impact on our operating revenue and profit compared to the previous years. See “ —Item 4. Information on the Company — Business Overview — Tariffs.” Furthermore, the adjustment of interconnection settlement standards has had, and is expected to continue to have, a negative impact on our revenue and profitability. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.”

All of the foregoing factors, among others, have contributed to a slowdown in the growth of our telecommunications services in Mainland China. Our costs for the provision of telecommunications services may also increase in order for us to maintain our growth. Our efforts to achieve growth could be hampered and our profitability may decrease if we are unable to compete effectively with other telecommunications services providers and Internet service providers in Mainland China. We cannot assure you that we will be successful in our efforts to achieve a high level of customer growth or to increase the utilization of our telecommunications services. If we are unable to sustain our growth, our financial condition and results of operations as well as our profitability may be materially and adversely affected.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China United Network Communications Group Co., Ltd., or China Unicom, China Telecommunications Corporation, or China Telecom, and us. In January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing in several key aspects of business operations. Such cooperation as contemplated by our two major competitors, if materialized, may significantly change the competitive landscape of telecommunications industry in Mainland China. For further information, see “Item 4. Information on the Company — Business Overview — Competition.”

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

Further increased competition could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile services from other providers. Furthermore, we expect that we will face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD mode long-term evolution, or FDD-LTE, technology in 2015. See “— We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.” As part of changes in our marketing model, we may, depending on the competitive environment, offer more tariff promotions to our customers, which may negatively impact our revenues. As a result of the above, we cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China, would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period ended on December 31, 2015. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

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

Our business operations in China are currently subject to PRC value-added tax, or VAT. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation issued a pilot tax program under which VAT instead of business tax will be levied on the provision of certain services that were previously subject to business tax in China. The telecommunications industry became subject to the pilot tax program effective from June 1, 2014. For telecommunications enterprises, our output VAT rate for the provision of basic telecommunications services (including voice communication, lease or sale of network resources) is 11%, while our output VAT rate for the provision of value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%. Our output VAT for sales of telecommunications terminals and equipment is 17%. Our input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 6% to 17%. For comparison, business tax applicable to us prior to June 1, 2014 was at 3% imposed on the revenue.

As the operating revenue is presented in our financial statements after excluding any output VAT in accordance with IFRS, the implementation of VAT has a negative impact on our revenue. Our input VAT, which is incurred as a result of our receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against our output VAT, arriving at the net amount of VAT recoverable or payable. To the extent that the decrease in our operating revenue is larger than the decrease in our operating expenses due to the implementation of VAT in the PRC telecommunications industry, there is a negative impact on our net profit. Our operating revenue and net profit in 2014 and 2015 were adversely affected by the implementation of VAT. See “Item 5. Operating and Financial Review and Prospects — Results of Operations.” We expect that the implementation of VAT will continue to have a negative impact on our operating revenue and profit in the short term. Furthermore, the impact from the implementation of VAT, such as the degree to which the VAT input credits may offset VAT output tax obligation, may cause our reported financial information not necessarily indicative of our future operating results or financial condition. See “Item 4. Information on the Company — Business Overview — Regulation — VAT Reform Application to the Telecommunications Industry.”

Our financial condition and results of operations have been adversely affected by the reduction in tariffs as a result of PRC national policies, and may continue to be affected by further reduction in tariffs due to future policy developments in the telecommunications industry.

From time to time, we need to adjust our tariff plans in accordance with PRC national policies, and such adjustments may have a material negative impact on our revenue and profitability. In May 2015, the PRC government introduced the new national policy of “speed upgrade and tariff reduction”. Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we, in addition to continue enhancing network capacity and increasing network speed, offered discounts to our tariff plans. In addition, in October 2015, we launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued by the PRC government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. See “Item 4. Information on the Company — Business Overview — Tariffs.” Such measures have resulted in reduced tariffs of our data traffic services and voice services in 2015, which in turn had a negative impact on our revenue and profitability. We believe that any prospective reduction in tariffs could continue to have an adverse impact on our financial condition and results of operations. Furthermore, we cannot assure you that we would not be required to further reduce our tariffs or make other initiatives to further implement the national policy of “speed upgrade and tariff reduction” or other similar national policies, which may materially and adversely affect our financial condition and results of operations.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview —Interconnection.” In addition, the MIIT has expanded the mobile number portability policy that has been implemented in Tianjin Municipality and Hainan Province to Jiangxi Province, Hubei Province and Yunnan Province. The PRC government may continue to expand the implementation of the mobile number portability policy to other areas of Mainland China. The implementation and expansion of the mobile number portability policy may have a greater impact on us, as a leading operator, than on our competitors.

The PRC government has adopted other regulatory measures that may encourage competition in the telecommunications industry. For example, the PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. In recent years, the PRC governmental authorities have taken more stringent measures to enforce the PRC Anti-Monopoly Law, such as the anti-monopoly investigation in 2012 undertaken by NDRC, which remains ongoing, of other PRC telecommunication companies over certain pricing practices with respect to Internet dedicated leased line services provided by them to Internet service providers. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. The implementation of asymmetrical and other regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.

We are developing and conducting our 4G business based on the TDD mode long-term evolution, or TD-LTE, technology. On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permissions to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. We have subsequently launched our 4G services and rapidly expanded our 4G network. As of March 31, 2016, the number of 4G customers reached 376.5 million. However, we expect that we will continue to face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD-LTE technology. Since FDD-LTE technology is more widely used globally than TD-LTE technology and enjoys more mature value chains, we expect that our competitors’ use of FDD-LTE technology will continue to pose competitive challenges to our 4G business. As a result, we cannot assure you that our implementation of TD-LTE technology and provision of telecommunications services based on TD-LTE technology will achieve the expected results.

In addition, we expect to make substantial investments in the development of our 4G services, including construction of infrastructure networks and base stations. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of approximately RMB79.1 billion in connection with 4G networks in 2015, and we estimate to incur capital expenditures of approximately RMB75.7 billion in 2016 for the same purpose. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If we are unable to provide 4G services in a commercially viable manner, our ability to realize benefits from our significant capital investment and expenses in our networks and 4G services will be limited, and our operating revenue and profit from operations could decrease materially.

There remain uncertainties in connection with the future operation of the China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited).

China Tower was established in July 2014 by China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited, or China Unicom, and China Telecom Corporation Limited, or China Telecom for, among others, the construction, maintenance and operation of telecommunications towers, the construction, maintenance and operation of ancillary facilities and the maintenance of base station equipment. On October 14, 2015, CMC entered into an agreement on transfer of telecommunications towers and related assets for issuance of consideration shares and payment in cash, or the Transaction Agreement, with China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Ltd. and China Tower, pursuant to which CMC, China United Network Communications Corporation Limited and China Telecom Corporation Limited shall transfer their telecommunications towers and related assets to China Tower, and China Reform Corporation shall subscribe for new shares in China Tower in cash. The transfer of telecommunications towers and related assets was completed on October 31, 2015. As of March 31, 2016, we indirectly owned 38% equity interest in China Tower through CMC. We are in the process of negotiating the definitive usage arrangements with China Tower with respect to telecommunications towers. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

The purpose of establishing China Tower is to reduce the overall capital expenditure and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. However, because the operations of China Tower are still at a preliminary stage and we do not control China Tower, China Tower may not act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, in particular, our plan to expand our 4G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets.

Furthermore, since it is expected that none of us, China Unicom or China Telecom will construct any telecommunications tower after the establishment of China Tower, our business will rely on any usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. In particular, according to our preliminary discussion with China Tower, certain factors affecting usage pricing under discussion may be beyond our control, including inflation, real estate market and steel price fluctuation. In addition, the usage arrangements under discussion may provide for a pricing adjustment mechanism under which the fees to be charged to CMC may be adjusted upon the negotiation of the parties after considering all relevant facts and circumstances if there is a material change in the actual operations, operating data and forecast of China Tower. In addition, establishment of China Tower may allow our competitors to expand their 4G networks and businesses at a faster pace, which may, in turn, reduce our competitive advantages. Failure of China Tower to fulfill any usage arrangements to be agreed with us or properly operate, maintain and manage its assets or to provide stable services to us could adversely affect the quality of our networks, which may materially and adversely affect our business or competitiveness, as well as our financial condition and results of operations.

Rapid development of new technologies, new services and products, and new business models, including Over The Top products such as instant voice and messaging services, may have a material adverse effect on our business, financial condition and results of operations.

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and Internet communication services being lessened and has brought new competitors into the telecommunications market. As a result, we are subject to increasing competition from non-traditional telecommunications services providers, such as Internet service providers, mobile software and applications developers and equipment vendors, as they gain an increasing share of the telecommunications industry value chain. These new competitors compete against us in both voice and data businesses by offering mobile Internet access, Over The Top products such as instant voice and messaging services, and other mobile services. See “— Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from telecommunications services providers that use alternative technologies, which could materially and adversely affect our business and market position.”

Revenue generated from wireless data traffic grew substantially in 2015, partly due to continued increased penetration of smartphones and improvements in our services provided on our upgraded networks with the development of our 4G technology and services. However, there is no guarantee that our wireless data traffic business will continue to grow rapidly or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue and revenue generated from SMS and MMS and other services. We cannot assure you that the measures we are taking in response to these challenges will achieve the results we expect.

We face a number of risks relating to our Internet-related services.

We currently provide certain Internet-related services, including mobile Internet, digital services and certain applications and information services. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We cannot assure you that the security measures we have implemented will not be circumvented or otherwise can fully protect the integrity of our network, including our mobile network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigation, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

In addition, because we provide connections to the Internet and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of such content and may face litigations due to a perceived association with such content. These types of litigations have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, and may damage our reputation.

Moreover, the development of our Internet-related services depends on our ability to continue to expand and innovate our Internet-related services. If we cannot develop or expand our Internet-related services as we anticipated, or if we develop or expand our Internet-related services at a pace slower than that of our competitors, our Internet-related services may not be as successful and we may not be able to maintain steady growth in our revenue from our Internet-related services.

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

We through our wholly-owned subsidiary China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, hold a 18.98% equity interest in Shanghai Pudong Development Bank, or SPD Bank as of March 31, 2016. We also have a strategic cooperation agreement with SPD Bank, pursuant to which we cooperate with SPD Bank in the areas of Internet finance and mobile payment businesses. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” SPD Bank’s profitability is impacted to some extent by macroeconomic conditions and changes in monetary and fiscal policies in Mainland China, and we cannot assure you that our investment in SPD Bank will achieve the desired level of return. If we encounter difficulties in carrying out our cooperation with SPD Bank, the prospects of the Internet finance and mobile payment businesses contemplated to be jointly developed by us and SPD Bank may be materially and adversely affected. Furthermore, expected benefits from our investment in networks, licenses and new technologies may not be realized.

In August 2012, CMC entered into a share subscription agreement with IFLYTEK CO., LTD., or IFLYTEK, a company listed on the Shenzhen Stock Exchange. The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK also entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. In collaboration with IFLYTEK, we launched “Lingxi”, a smart voice assistant application. We cannot assure you that our investment in IFLYTEK will achieve the desired level of return or the strategic cooperation will produce the expected benefits, if at all.

In June 2014, China Mobile International Holdings Limited, or CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation Public Company Limited, or True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe for ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. We cannot assure you that our investment in True Corporation will achieve the desired level of return or that the intended cooperation will produce the expected benefits, if at all.

In May 2015, CMC entered into a partnership agreement with State Development & Investment Corp., or SDIC and China Mobile Fund Management Co., Ltd., or CMFM, to establish China Mobile Fund, to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC has made capital commitments of RMB1,500 million and has become a limited partner of China Mobile Fund. As of December 31, 2015, CMC had contributed RMB360 million to China Mobile Fund and had a commitment to make a further investment in the amount of RMB1,140 million upon the request by China Mobile Fund. We cannot assure you that China Mobile Fund will achieve the desired level of return.

In November 2015, China Mobile TieTong Company Limited, or CM TieTong, our wholly-owned subsidiary, entered into an agreement on transfer of business and assets of China TieTong Telecommunications Corporation, or the Acquisition Agreement, with China TieTong Telecommunications Corporation, or China TieTong, a company engaging in wireline broadband telecommunications operations and a wholly-owned subsidiary of CMCC, pursuant to which CM TieTong has agreed to acquire Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million. The acquisition was completed in December 2015. We expect that our acquisition of Target Assets and Businesses from China TieTong will facilitate our transformation into a full service operator offering both fixed-line and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer integrated services consisting of the wireline broadband and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network. We cannot assure you that such acquisition of Target Assets and Businesses from China TieTong will achieve the desired level of return or otherwise produce the expected benefits, if at all, and that our plan of achieving integrated development of wireline broadband and mobile services will be successful or we can maintain steady growth in our revenue from our wireline broadband services.

We have established certain subsidiaries to carry out specialized operations, such as China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile M2M Company Limited, China Mobile Online Services Company Limited, China Mobile (Suzhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited, MIGU Company Limited and China Mobile Internet Co., Ltd., and we expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses. We cannot assure you, however, that this business model would be sustainable or that we will achieve the expected benefits.

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

Moreover, the rapid development of new technologies, new services and products and new business models has also accelerated the convergence of local, long-distance, wireless, cable and Internet communication services and resulted in new competitors entering the telecommunications market. See “— Rapid development of new technologies, new services and products, and new business models, including Over The Top products such as instant voice and messaging services, may have a material adverse effect on our business, financial condition and results of operations.”

The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. In order to meet the challenges posed by changes in technology and business models, we have striven to promote the development and transition from voice to data traffic operations, from mobile communication services to innovative full services, and from communication services to digital services. However, as the implementation of the components of our strategy, as well as the development of new businesses, such as mobile Internet, Internet of Things and cloud computing, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement the components of our strategy, launch or develop such new businesses within a short time period, or otherwise achieve the expected benefits.

We cannot assure you that our continued investments in the construction of our infrastructure network may adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

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

As of March 31, 2016, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects—Overview of Our Operations—Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G and 4G businesses pursuant to arrangements with CMCC, which was granted licenses by the PRC government to operate a 3G business based on TD-SCDMA technology and a 4G business based on TD-LTE technology. The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with the interests of us or our other shareholders.

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

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 145 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

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

Our mobile services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all calls between our customers and customers of other networks. We have entered into interconnection and transmission line leasing agreements with other operators. Any disruption in our interconnection with the networks of other operators with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and in turn our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that could severely harm our operations and materially decrease our profitability and growth.

Compliance with the SEC’s new rule for disclosures on “conflict minerals” may be time-consuming and costly and could adversely affect our reputation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a new rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The new rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2013 and December 31, 2014 with the SEC on May 30, 2014 and May 29, 2015, respectively, and our conflict minerals report for the year ended December 31, 2015 is due May 31, 2016. We will incur additional costs to comply with the new due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. We cannot predict when or if changes in tariff policies may occur. For example, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued by the PRC government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. In addition, since May 2015, the central government has been promoting a national policy of “speed upgrade and tariff reduction” and may issue similar policies in the future. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the Ministry of Finance, or MOF, and MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in Mainland China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China”. This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

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

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. Though Mainland China has been one of the world’s fastest growing economies in recent years in terms of gross domestic product, or GDP, growth, it may not be able to sustain the same growth rate. For example, China’s real GDP growth rate declined from approximately 7.7% in 2012 to 6.9% in 2015. There is no assurance that the GDP growth rate of Mainland China will not further decline. A deterioration in Mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our services, which could materially and adversely affect our business, financial condition and results of operations.

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

Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in PRC and international political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or PBOC, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. In April 2012, the PRC government expanded the floating band of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign currency exchange market from 0.5% to 1.0%. In August 2015, PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Renminbi depreciated against the U.S. dollar by 3.7% by March 2016 following this August 2015 announcement by PBOC. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our ordinary shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which certain of our cash and cash equivalents and bank deposits are denominated. If we incur, in the future, debt denominated in currencies other than the Renminbi, such as in the U.S. dollar, the fluctuation of the Renminbi against the other currencies could adversely affect our financial condition and results of operations. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — Selected Financial Data” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws, rules and regulations remain relatively untested, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involve potentially significant uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and taxation, may also materially and adversely affect our financial condition, result of operations and prospects.

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

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our directors and officers reside within the PRC, and substantially all of the assets of our directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

As a result, recognition and enforcement in the PRC or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

In December 2012, the SEC instituted administrative proceedings against the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. These firms subsequently appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the accounting firms to follow detailed procedures and to seek to provide the SEC with access to firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria or there is a problem with the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures imposed by the SEC or other regulatory authorities, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4.	Information on the Company.

We provide a full range of mobile services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. Based on publicly available information, we are the leading provider of mobile services in Mainland China and the largest provider of mobile services in the world as measured by total number of mobile customers as of December 31, 2015. As of March 31, 2016, our total number of mobile customers reached approximately 833.9 million.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 as a limited liability company under the name “China Telecom (Hong Kong) Limited”. We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and then to “China Mobile Limited” on May 29, 2006.

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

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Hong Kong Company Limited, or Hong Kong Mobile), a mobile services provider based in Hong Kong, in 2006. As a result, we expanded the geographical coverage of our operations to Hong Kong.

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$36,597,302). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2016, we held a 99.97% equity interest in China Mobile Device.

In 2015, we, through our wholly-owned subsidiary, CM TieTong, acquired Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). The acquisition was completed in December 2015. We expect that our acquisition of Target Assets and Businesses from China TieTong will facilitate our transformation into a full service operator offering both fixed-line and mobile services.

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

Between 1993 and 2008, the telecommunications industry of Mainland China underwent significant reforms and restructuring that resulted in an improved competitive environment and enhanced regulation of the industry.

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

On May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and MOF jointly issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in the consolidation of the telecommunications industry in China into three service providers: China Telecom, China Unicom and CMCC.

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in Mainland China, other than China TieTong and us, also include China Telecom and China Unicom. China Telecom and China Unicom since then operate both mobile and fixed-line services. On November 27, 2015, CM TieTong, our wholly-owned subsidiary, entered into the Acquisition Agreement with China TieTong, pursuant to which CM TieTong has agreed to acquire Target Assets and Business. The acquisition was completed in December 2015.

On July 11, 2014, CMC entered into a promoters’ agreement with China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom, and China Telecom to establish China Tower. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. In October 2015, CMC entered into the Transaction Agreement with China United Network Communications Corporation Limited, China Telecom, China Reform Holdings Corporation Ltd. and China Tower, pursuant to which CMC, China United Network Communications Corporation Limited and China Telecom shall transfer their telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers, and China Reform Corporation shall subscribe for new shares in China Tower in cash. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102.736 billion. As of March 31, 2016, we indirectly owned 38% equity interest in China Tower. We are in the process of negotiating the definitive usage arrangements with China Tower with respect to telecommunications towers.

Organizational Structure

As of March 31, 2016, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2016, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

•       China Mobile Communication Co., Ltd.

•       China Mobile Group Guangdong Co., Ltd.

•       China Mobile Group Zhejiang Co., Ltd.

•       China Mobile Group Jiangsu Co., Ltd.

•       China Mobile Group Fujian Co., Ltd.

•       China Mobile Group Henan Co., Ltd.

•       China Mobile Group Hainan Co., Ltd.

•       China Mobile Group Beijing Co., Ltd.

•       China Mobile Group Shanghai Co., Ltd.

•       China Mobile Group Tianjin Co., Ltd.

•       China Mobile Group Hebei Co., Ltd.

•       China Mobile Group Liaoning Co., Ltd.

•       China Mobile Group Shandong Co., Ltd.

•       China Mobile Group Guangxi Co., Ltd.

•       China Mobile Group Anhui Co., Ltd.

•       China Mobile Group Jiangxi Co., Ltd.

•       China Mobile Group Chongqing Co., Ltd.

•       China Mobile Group Sichuan Co., Ltd.

•       China Mobile (Shenzhen) Limited

•       China Mobile (Suzhou) Software Technology Co., Ltd.

•       MIGU Company Limited

•       China Mobile TieTong Company Limited

•       China Mobile Group Hubei Co., Ltd.

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

•       China Mobile Group Qinghai Co., Ltd.

•       China Mobile Group Ningxia Co., Ltd.

•       China Mobile Group Xinjiang Co., Ltd.

•       China Mobile Group Design Institute Co., Ltd.

•       China Mobile Hong Kong Company Limited

•       China Mobile International Limited

•       China Mobile M2M Company Limited

•       China Mobile Online Services Co., Ltd.

•       China Mobile (Hangzhou) Information Technology Co., Ltd.

•       China Mobile Internet Co., Ltd.

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Group Finance Co., Ltd., or China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

Set out below is a chart illustrating our corporate structure and wholly-owned subsidiaries as of March 31, 2016:

CMCC
China Mobile (Hong Kong) Group Limited
China Mobile Hong Kong (BVI) Limited
72.72%
27.28%
Public shareholders
CHINA MOBILE LIMITED
China Mobile Communication Co., Ltd.
China Mobile Hong Kong Company Limited
China Mobile International Limited
31 provincial operating subsidiaries
China Mobile Design Institute Co., Ltd.
China Mobile (Shenzhen) Limited
China Mobile M2M Company Limited
China Mobile Online Services Co., Ltd.
China Mobile (Suzhou) Software Technology Co., Ltd.
China Mobile (Hangzhou) Information Technology Co., Ltd.
MIGU Company Limited
China Mobile Internet Co., Ltd.
China Mobile TieTong Company Limited

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

Business Overview

Over the past several years, we have achieved a number of technological improvements and upgrades to our core mobile network, which has evolved into an integrated network that is capable of supporting transmissions using the 2G standard, 3G standard and 4G standard. We have built an Internet Protocol based core network that is capable of supporting the GSM, TD-SCDMA, WLAN and TD-LTE networks, which we believe could also evolve into a network that supports other future generations of mobile technologies. See “— Mobile Networks” below.

In addition, our acquisition from China TieTong of Target Assets and Businesses, is expected to facilitate our transformation into a full service operator offering both fixed-line and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base and increase our wireline broadband network capacity, coverage and efficiency through an integrated network. See “— The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.” We continue to increase our reserves of basic resources, such as metropolitan area transmission networks, public Internet and broadband access networks in Mainland China, promote the construction of North and South Bases, data centers and call centers, accelerate Internet Data Center, or IDC, development and focus on the development of services such as dedicated lines for corporate customers.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile market, we have aligned ourselves with mobile Internet development trends. We aim to maintain our leading position in 4G development in China and have fully embraced the transition from voice to data traffic operation. We have also striven to enhance our wireline broadband services and promote the transition from mobile communication services to innovative full services.

In 2015, we had focused on the development of our 4G network. As of December 31, 2015, we cumulatively put in use 1.1 million 4G base stations which covered a population of over 1.2 billion. In 2015, the number of our 4G customers increased by 222 million, reaching over 312 million by the end of the year. As of March 31, 2016, our 4G customers reached 376.5 million. We have continued to improve our quality management for 4G network to increase the average download speed and improve customer experience of our 4G network. In 2016, we will continue to focus the development of our 4G network to maintain our market leading position in China in terms of wide, continuous and deep coverage. We will take proactive measures to speed up the migration of our customers from 2G and 3G networks to 4G networks. We also plan to enhance 4G network quality and customer perception through acclerating the development of VoLTE and carrier aggregation, or CA. We aim to achieve the commercialization of VoLTE and establish our first mover advantage in this field.

Data traffic has become the primary drive for our revenue growth. In 2015, data services revenue increased by 17.4% from RMB258,462 million in 2014 to RMB303,425 million (US$46,841 million) in 2015, surpassing our voice services revenue for the first time. Since May 2015, in response to the expectations of the general public and customers and in order to implement the national policy of “speed upgrade and tariff reduction”, we, in addition to continue enhancing network capacity and increasing network speed, offered discounts to our tariff plans. In 2016, we plan to continue to strike a balance between tariff reduction and value preservation, and strive to enhance network capacity and increasing network speed for our data service customers.

With respect to corporate customers, we have focused on key services such as dedicated lines and IDC services, built a network-wide coordinated sales system to target major corporate customers and have developed product series targeting governmental and corporate customers in key industries, such as finance, education, transportation, logistics and healthcare. We further improved the transmission capacity of our fiber optic cable and the accessibility of our corporate customer dedicated lines. In 2016, we will continue to expand our corporate customer base. We plan to seize opportunities in “Internet+”, and target government, medical, transportation, logistics and education sectors with tailored information technology products and services.

Furthermore, we have striven to promote our transition from mobile communication services to innovative full services. In 2016, in line with Chinese government’s strategy to provide high quality broadband services, develop smart cities and increase smart home capabilities, we will emphasize the development of high-standard, high-quality and high-value wireline broadband services. We will also optimize our investment in wireline broadband by providing products featuring high connection speed, premium quality and brand.

In terms of long-term strategy, we will continue to focus our efforts on expanding digital services and leading technological innovations. We plan to increase investments in technological innovation, establish new businesses and develop new business models, including strengthening the content business and expanding smart technology and applications for some key industries. We also plan to build upon our existing customer base to boost connectivity scale and expand connections among people to connections among people and things, and among things, which may allow us to provide connection support to an Internet of Everything market where the number of connections may reach the level of ten-billion.

Customers and Usage

Our mobile customer base has grown substantially from approximately 806.6 million at the end of 2014 to approximately 826.2 million at the end of 2015. As of March 31, 2016, our total number of mobile customers reached approximately 833.9 million, our 4G customers reached 376.5 million. Our total number of wireline broadband customers reached approximately 60.6 million as of March 31, 2016, compared to 55.0 million by the end of 2015. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives;

•	the implementation of our business strategy for the transformation to become an innovative integrated service provider;

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels, and services;

•	the further development of TD-LTE industry chain, in particular the increasing availability of TD-LTE handsets, especially smartphones, in the market which contributes to the increase in our 4G customer base;

•	the increasing prevalence of customers using multiple SIM cards; and

•	the higher customer demand for high speed Internet access.

However, due to the increasing mobile penetration rate and intensified competition among mobile operators and from competitors in other related industries, our customer base may not continue to grow as fast as it has over the past few years, if at all.

Our total voice usage was 4,220.8 billion minutes in 2015, representing a decrease of 1.7% from 2014. Our short message services, or SMS, usage totaled 559.9 billion messages in 2015, representing a decrease of approximately 8.4% from 2014. The decrease in our voice usage and the decrease in SMS usage are partly due to the increasing competition from providers offering Over The Top products such as instant voice and messaging services.

Our total mobile data traffic was 2,760.6 billion megabytes in 2015, representing an increase of 143.7% from 2014. The increase in our mobile data traffic usage is due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2013 (As restated)	2014 (As restated)	2015

Mobile Business
Customer Base (in millions)	767.2	806.6	826.2
4G Customer Base (in millions)	—	90.1	312.3
Total Voice Usage (in billions of minutes)	4,316.0	4,293.9	4,220.8
Mobile Data Traffic (in billions of megabytes)	526.8	1,132.9	2,760.6
Average Minutes of Usage Per User Per Month (minutes)(1)	486	453	430
Average Handset Data Traffic Per User Per Month (MB) (2)	72	155	339
Average Revenue Per User Per Month (RMB)(3)	65	59	56
Average Monthly Churn Rate (%)(4)	3.15	3.13	2.78
Wireline Broadband Business
Customer base (in millions)	—	—	55.0
Average Revenue Per User Per Month (RMB)(5)	—	—	32

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the total handset data usage during the relevant year by the average number of handset data users during the year and (B) dividing the result by 12.

(3)	Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2013, 2014 and 2015 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses.
(4)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.
(5)	Calculated by (A) dividing the revenue from wireline broadband services during the relevant year by the average number of wireline broadband customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from wireline broadband services in 2015 is derived from our consolidated statements of comprehensive income for the year ended December 31, 2015.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services experienced a decline due to the substitution effect of Over The Top products and a decline in tariffs, and total voice usage decreased by 1.7% in 2015 compared to 2014.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include short message and multimedia message services, or SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. Our data services revenue increased to RMB303,425 million in 2015, representing an increase of 17.4% from 2014. As a percentage of revenue from telecommunications services, our data services revenue increased to 52.0% in 2015 from 43.7% in 2014.

SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. SMS usage decreased from 611.4 billion messages in 2014 to 559.9 billion messages in 2015, and revenue generated from SMS and MMS decreased from RMB34,780 million in 2014 to RMB31,244 million in 2015 due to the increasing competition from and substitution effect of providers offering Over The Top products such as instant voice and messaging services.

Our wireless data traffic business includes mobile data traffic service and WLAN service. Revenue generated from wireless data traffic business reached RMB200,857 million in 2015, compared to RMB153,926 million in 2014.

Mobile Data Traffic. Our mobile data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G or 4G networks. We experienced significant growth in the provision of mobile data traffic services in 2015, with mobile data traffic reaching 2,760.6 billion megabytes in 2015, representing a 143.7% increase compared to 2014. Revenue generated from mobile data traffic service reached RMB198,270 million in 2015, compared to RMB150,571 million in 2014.

WLAN. WLAN service refers to a service that provides high-speed Internet access through WLAN.

Our wireline broadband business offers primarily the wireline broadband data traffic service. Revenue generated from wireline broadband business reached RMB18,339 million in 2015.

Our applications and information services include IDC services, network resource services and various mobile application products such as Migu Music, Migu Reading, Migu Video, Migu Gaming and Migu Animation, Mobile Market and Internet of Things. Revenue generated from applications and information services reached RMB52,985 million in 2015, compared to RMB53,552 million in 2014.

In 2015, we established MIGU, focusing on explorations in digital content and applications, including music, reading, video, gaming and animation areas.

We have been making efforts to build up open platforms through our “Mobile Market” in the past few years. “Mobile Market” serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses.

In 2015, we expanded the application of Internet of Things to various areas such as urban management, smart transportation and industrial control, and have developed standardized Internet of Things products including home security services, automobile fleet management services and remote surveillance. We also established high quality and centralized public Internet of Things networks. The number of Internet of Things connections increased to over 60 million in 2015.

In addition, we have endeavored to develop personal digital services. We have established various specialized companies, including, among others, MIGU, CM Internet, CM M2M, Virtue Intelligent Network, all of which focus on digital contents, mobile Internet, Internet of Things, Internet of Vehicles and other digital services. Furthermore, we established a fund to invest in a range of industries along the value chain and also collaborated with innovative companies to establish integrated operating platforms. Nonetheless, this is an area that we believe to be in its initial stage of development, and we can make more achievements by continuing our efforts in digital services. We continue to promote our digital services and explore new operating models for China Mobile, in order to further advance the market-orientated mechanism and to strengthen our position in the competitive digital landscape through continuous innovation.

Tariffs

Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in Mainland China. The MIIT has continued encouraging mobile operators in Mainland China to implement the caller-party-pays regime, and mobile operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we offer in Mainland China are generally based on tariffs equivalent to the caller-party-pays regime. In March 2008, the Ministry of Information Industry, predecessor of MIIT, reduced the maximum domestic roaming usage charges that a mobile services provider may charge on roaming services. In December 2009, the PRC regulators promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used, as well as eliminate local usage charges on outgoing domestic and international long distance calls when roaming services are not used. In May 2014, the PRC regulators further promulgated policies to permit mobile services providers to set the tariffs of all telecommunications services. Our international roaming usage charges are set in accordance with agreements with the relevant foreign mobile operators.

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

In 2013, we introduced mix-and-match plans, which allow our customers greater flexibility in customizing the voice, data traffic and applications components of their plans. For middle-to-high-end customers, we created a “single price” plan for local, long distance and roaming calls. In 2014, we introduced new 4G mix-and-match plans and actively sought to reduce the unit price for international roaming. We introduced RMB3/6/9 per 3 megabytes international roaming plans and RMB30/60/90 per day unlimited international data traffic plans and also expanded our 4G international roaming services. In 2015, we promoted the restructuring of tariff plans and launched innovative services such as corporate-sponsored data tariff plans and data traffic sharing service.

Since May 2015, in response to the expectations of the society and customers and in order to implement the relevant national policy, we, in addition to continue enhancing network capacities and increasing network speed, launched data tariff plans at lower rates for both peak and non-peak time. We also provided certain amount of free non-peak time data to customers, and reduced the tariffs for out-of-plan data usage and international data roaming in certain countries and regions. In addition, in October 2015, we launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month. Furthermore, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. These measures have had certain adverse impact on our financial condition and results of operations, resulting in decreases in the overall tariffs of our data traffic services and voice services in 2015, respectively, as compared to those in 2014. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future. The reduction in tariffs as a result of these measures has had, and we expect that it will continue to have, adverse impact on our financial condition and results of operations. See “Risk Factors – Risks Relating to Our Business – Our financial condition and results of operations have been adversely affected by the reduction in tariffs as a result of PRC national policies, and may continue to be affected by further reduction in tariffs due to future policy developments in the telecommunications industry.”

Interconnection

Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement. In addition, major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. These telecommunications services providers must also establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the MIIT for approval. The termination of any interconnection arrangements will require prior approval by the MIIT. The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the MIIT. See “ — Regulation — Technical Standards” below.

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

A mobile customer using domestic roaming services is charged at our roaming usage charges or, for outgoing international long distance calls, international long distance charges. A mobile customer using international roaming services incurs charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. For example, in 2015, we reduced the international data roaming charges in certain countries and regions and cancelled the long-distance and roaming charges for voice services within the Beijing-Tianjin-Hebei tariff zones, in order to implement relevant national policies. See “ — Tariffs.”

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, research centers in Suzhou and Hangzhou and other relevant business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, cooperating with industry partners, procurement testing and certification of network devices, mobile terminals and information technology systems. In 2015, our main R&D efforts were focused on a number of aspects:

Improving Networks and Services. In 2015, we strengthened the development and optimization of our 4G network. In particular, we improved our network performance by enhancing indoor coverage and CA, and enhanced and optimized Voice over LTE, or VoLTE, technology. We also promoted the research on the strategy of network transition to Network Function Visualization, or NFV, and software defined network concept, or SDN, announced NovoNet technological outlook at GSM Association, launched pilot programs using NFV, and SDN and reduced the connection time for corporate customers by 70%.

Setting Technical Standards and Promoting Industry Development. We participated in the drafting and publication of three white papers on Mainland China’s fifth generation, or 5G, technology in the IMT-2020 (5G) Promotion Group. We actively promoted 5G related work in international organizations, such as the 3rd Generation Partnership Project, the International Telecommunication Union and the Next Generation Mobile Networks. In 2015, China Mobile Research Institute entered into a memorandum of understanding with each of Nokia Solutions and Networks System Technology (Beijing) Co., Ltd., or Nokia, and Ericsson (China) Communication Co., Ltd., or Ericsson, to collaborate on 5G research and development, particularly in the areas of 5G radio technology, architecture evolution towards 5G, Internet of Things and technological experiments to promote global standardization and industrialization of 5G. We presented NFV at international conferences and technology forums on multiple occasions and demonstrated VoLTE high definition audio and video based on NFV. We also won a Gold Award of Chinese Patents for our LTE related patents, which demonstrated our technological influence and innovation capability.

Building Independent R&D Capabilities in Terms of Cloud Computing and Big Data. In order to deepen the top-level design of the information technology systems and to promote the maturity of independently-developed products, we formulated plans for the construction and evolution of enterprise-level big data centers, data control and professional operations, improved the independent R&D product lines in the areas of cloud computing and big data, strengthened the application of relevant products and realized the independent integration of cloud services to the general public.

Promoting Independent Innovation of Internet-related Key Products. We formulated a complete set of technical schemes and standards for unified communication, realized the independent R&D of certain key modules, supported the industry chains and realized the interconnected testing with international communications service providers. In addition, we expanded the use of multi-connection in various areas, established the technological system for family-oriented products, and developed through independent R&D products such as Mobaihe and Internet of Things eSIM. We also materialized products of cloud services in the healthcare and education industries, promoted the unified authentication of independent R&D efforts, intra-application billing security systems and online setting of R&D service platforms for applications, and improved our competitiveness to provide differentiated services. Moreover, we built an ecosystem of platforms, unified the technological standards for vertical open platforms for our various affiliated companies and attempted to independently research and develop the centralized open platform.

Sales and Customer Services

We continue to optimize our customer service system that separate front and back line services and have established sales and services channels tailored to the needs of customers by providing electronic and mobile Internet channels.

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. Our proprietary sales outlets, in addition to providing retail sales and network connection services, also offer differentiated services to customers, including, among others, billing information and payment collection, services consultation and sale of terminals. Most of our proprietary sales outlets provide training and service demonstrations to retail outlets, which, in turn, offer our services to customers according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Our electronic channels offer services including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. Sales effected through our electronic channels have increased consistently in recent years and the percentage of our business transactions that were processed through our electronic channels further increased in 2015. In addition, we are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting governmental and corporate customers in key industries, such as finance, education, transportation, logistics and healthcare. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions.

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in Mainland China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. Our main strategy in retaining customers is to classify our customers according to their level of value contribution and to match them with differentiated service resources according to their level, with higher-level customers enjoying premium services. Our “Customer Point Reward Program” is an important measure to this end, under which customers receive bonus points based on their service consumption and loyalty. Customers may exchange their accrued bonus points for tariffs, data and other benefits. In order to retain high-value and corporate customers and enhance customer satisfaction, we offer a series of personalized and differentiated services targeted at high-value and corporate customers, including dedicated account executives, on-site visits and systems for collecting comments and handling complaints.

In 2015, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to filter spam SMS and software that were sent to our customers. Our continued improvement in customer services resulted in broader customer satisfaction in 2015.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In particular, we continued to lead the industry in 2015 in terms of low voice call drop rate of our 2G, 3G and 4G networks and highly successful connection rate, which significantly improved customer perception and laid a solid foundation for developing the 4G market. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Churn Management. We have devised internal monitoring systems to detect customers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those customers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented customer identity and information checks during the customer registration procedures to assist in credit control. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a customer will be subject to late payment fees for amounts overdue and subject to account deactivation if the customer’s account remains overdue. As a majority of our existing customers pre-pay for our services, we have limited credit risk exposure to our customers. We make an allowance for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Corporate Social Responsibility and Sustainable Development.

We are committed to fulfilling our responsibilities to stakeholders and proactively implementing a sustainable development strategy to meet the challenges brought about by climate change. We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 17.5% in 2015 compared with the previous year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored treatments for 2,744 children in poverty diagnosed with congenital heart disease, and provided trainings to 80,981 principals of rural primary and secondary schools in central and western China. In addition, in response to growing phishing and spam SMS practices, we implemented policies and procedures that target phishing and spam SMS in order to reduce the spam and improper SMS sent to our customers, so as to strictly protect the privacy of our customers. In 2015, we were listed in the Dow Jones Sustainability Indices for the eighth consecutive year and were also listed in the Hang Seng Corporate Sustainability Index Series for the sixth consecutive year.

Terminals

Our TD-LTE services have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals and low cost TD-LTE terminals, as well as self-brand terminals. In 2015, we launched three self-branded smartphones, namely A1, N1 and N1 Max. A1 features a five-inch screen and support GSM, TD-SCDMA, WCDMA, TD-LTE and LTE-FDD networks. N1 is the first VoLTE-compatible smartphone in the PRC which is priced below RMB1,000 per unit, within the lower price range of smartphones in the PRC. N1 Max adopts NFC and real-name authentication technologies. In 2016, we plan to develop four self-branded smartphones, all of which will be VoLTE-compatible and support CA technology. We have devoted ourselves to promoting the long-term development of the TD-LTE terminal supply chain and have focused on the sales of 4G terminals, which strongly drove growth in data traffic. We have also entered into a long-term cooperation agreement with Apple Inc. and successfully introduced iPhone models that support TD-LTE and TD-SCDMA.

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

In addition, the “CHINA MOBILE” name has been registered as a trademark by CMCC in Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Africa, South Korea, Taiwan, Thailand, the United States and Yemen. Furthermore, CMCC has filed applications to register the “CHINA MOBILE” name as a trademark in Malaysia, in connection with certain goods and services. CMCC has also registered the “CHINA MOBILE” name as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

In 2013, we unveiled our new corporate logo. An application for registration of the new logo has been filed in Mainland China and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in the United Kingdom and the United States. In addition, individual applications have been filed in Hong Kong, Macau, Pakistan and Taiwan.

Mobile Networks

We offer mobile services using the Global System for Mobile Communications, or GSM, standard, which is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. This standard is also referred as the 2G standard. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong.

We also offer mobile services using the TD-SCDMA standard, or the 3G standard. We operate our 3G business based on an Internet Protocol based core network that is shared by our 2G, 3G and 4G services as well as the TD-SCDMA network capacity leased from CMCC.

In addition, we provide our customers with high-speed Internet access through our WLAN access points located throughout Mainland China. WLAN connects computers using wireless communication technology. Our customers may use mobile terminals such as handsets and notebooks to gain wireless access to the Internet or a corporate intranet.

On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We intend to use the TD-LTE network to primarily carry high bandwidth and high quality wireless broadband businesses. As of December 31, 2015, we cumulatively put in use 1.1 million 4G base stations which cover a population of over 1.2 billion, realizing nationwide continuous coverage in cities and towns, effective coverage of data hotspot in villages, as well as full coverage of high speed rail, subways and key scenic areas, in the PRC. As of March 31, 2016, the number of 4G customers reached 376.5 million. We aim to achieve the commercialization of VoLTE and establish our first mover advantage in this field. In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

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

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band and RMB14 million per MHz for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that uplink and downlink frequencies are separately charged. Spectrum usage fees for TD-SCDMA networks are currently charged at the annual rate of RMB15 million per MHz for the 960 MHz to 2300 MHz frequency bands and RMB12 million per MHz for the 2300 MHz to 2690 MHz frequency bands, while rates for indoor-only frequency bands are set at 30% of the corresponding full rates. As of March 31, 2016, no detailed standards have been promulgated for spectrum usage fees for TD-LTE networks. The relevant regulatory authorities in China may review these fee arrangements in the future.

Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 145 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried.

Leased Lines. The MIIT determines the standard lease tariffs to be paid by telecommunications operators with respect to the leasing of transmission lines that facilitate interconnection between telecommunications networks. Transmission lines constructed by us reached a sizeable scale through the continuous optimization of our network structure in recent years. In addition to our own transmission lines, we also lease intra-provincial and local transmission lines from other operators and pay them fees based on tariff schedules stipulated by the relevant regulatory authorities after adjusting for the discounts that we have negotiated. For the inter-provincial transmission lines we lease through CMCC from other providers, CMCC collects leasing fees from us and pays fees to the relevant transmission line providers.

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2015, we focused on constructing 4G base stations, and put in use 1.1 million 4G base stations, which cover a population of over 1.2 billion in the PRC. We utilize the telecommunications towers from China Tower to construct our base stations.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2015, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, Ericsson, Nokia, FiberHome and Alcatel-Lucent Shanghai Bell.

Investments and Acquisitions

As of March 31, 2016, Guangdong Mobile, our wholly-owned subsidiary, held a 18.98% equity interest in the issued share capital of SPD Bank as a result of shares issued to certain other shareholders, compared to a 20% equity interest as of December 31, 2015. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in Mainland China, as well as in the sharing of customer services and channels resources. Through such strategic cooperation, we and SPD Bank have issued China Mobile – SPD Bank co-branded debit and credit cards, which support NFC, in 29 provinces in Mainland China. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$210,459,468). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2015, CMC held a 13.93% equity interest in IFLYTEK.

In June 2014, CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with SDIC, and CMFM, to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC has made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2015, CMC had contributed RMB360 million to China Mobile Fund and has a commitment to make further investment in an amount of RMB1,140 million upon the request by China Mobile Fund.

In November 2015, CM TieTong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. The aforementioned acquisition of Target Assets and Businesses of China TieTong was considered as a business combination under common control as CM TieTong and China TieTong are both ultimately controlled by our parent company, CMCC. Under IFRSs, such acquisition was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA. Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if Target Assets and Businesses had always been part of the Group. As a result, the Group has restated the 2011, 2012, 2013 and 2014 comparative amounts of the consolidated statements of comprehensive income by including the operating results of Target Assets and Businesses and eliminating its transactions with Target Assets and Businesses, as if the acquisition had been completed on the earliest date of the periods being presented, i.e., January 1, 2011. The consolidated balance sheets of the Group as at December 31, 2011, 2012, 2013 and 2014 was restated to include the assets and liabilities of Target Assets and Businesses. See Note 2(b) to our consolidated financial statements.

We expect that our acquisition of Target Assets and Businesses will facilitate our transformation into a full service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

Competition

We compete with other telecommunications services providers. We are one of the three licensed telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. We may also face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers, such as handset subsidies and tariff packages, to attract customers.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. On November 27, 2015, CM TieTong entered into the Acquisition Agreement with China TieTong to acquire Target Assets and Business, which we expect will facilitate our transformation into a full service operator offering both wireline broadband and mobile services. Having each operated a wireline broadband services business for a number of years, China Telecom and China Unicom have advantage in terms of the wireline broadband services. In January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditure such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Such cooperation as contemplated by our two major competitors, if materialized, may significantly change the competitive landscape of telecommunications industry in Mainland China.

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

Regulation

The telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and the Ministry of Commerce, encompass all key aspects of telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

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

On December 25, 2015, MIIT issued the Catalog of Telecommunications Services (2015 Edition), which became effective on March 1, 2016. It sets out classifications of various telecommunication services for regulatory and licensing purposes.

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

Pursuant to China’s commitments under the WTO and the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, which became effective on January 1, 2002, foreign investors may invest in joint ventures that provide telecommunications services in Mainland China. However, these investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, as amended in September 2008, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services.

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which became effective on April 10, 2009. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in the PRC.

The PRC government implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period ended on December 31, 2015.

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

Sharing of Telecommunications Infrastructure. In December 2014, the MIIT and the SASAC jointly issued the 2015 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions required joint construction and sharing of three types of facilities, including transmission poles, pipelines, and indoor distribution systems, and identified four types of key sites, including public transportation, scenic areas and parks, buildings and other sites designated by local communications authorities, and two key areas of construction, namely the inter-provincial trunk cables and domestic extensions of international transmission systems. The Opinions require that: the primary telecommunications enterprises, in principle, should not construct on their own supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings; which shall be uniformly constructed by China Tower; regarding the construction of transmission poles and pipelines for the four types of key sites and the two key areas of construction, both joint construction and joint sharing are mandatory whenever conditions allow; regarding the construction of Fiber to the Home, or FTTH, in newly-built residential areas, the two national standards applicable to FTTH construction should be strictly implemented; as to the Internet facilities for the broadband access in existing residential areas, joint sharing is mandatory whenever conditions allow.

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

VAT Reform Applicable to the Telecommunications Industry. Effective from June 1, 2014, the PRC business tax was replaced with a VAT in the telecommunications industry. The pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%. The application of the VAT to the telecommunications industry has had, and is expected to continue to have, an adverse effect on our operating revenue and profits in the short term. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Implementation of value-added tax in Mainland China has had, and is expected to continue to have, a negative impact on our operating revenue and profit.”

Our output VAT is excluded from operating revenue while our input VAT, which is incurred as a result of our receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against our output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by our branches and subsidiaries, input and output VAT are set off at branches and subsidiaries levels, and the net amount of VAT recoverable or payable of branches and subsidiaries are not offset at the consolidation level. Such net amount of VAT is recorded in the line item of prepayments and other current assets and accrued expenses and other payables, respectively on the face of consolidated balance sheets.

We will strive to reduce the short-term adverse effect of the application of VAT to the telecommunications industry on our revenues and profits. Through various measures, including optimization of the development and sales and marketing models, implementation of enhanced management over cost, procurement and vendors’ tax qualifications, obtaining more input VAT credits on capital expenditure, we may receive more input VAT credits to offset our VAT output tax obligation. Besides, we can optimize our revenue structure by actively promoting value-added telecommunications services, which are subject to a lower VAT rate. As a result, our overall VAT obligation could be further reduced.

As the application of VAT is expected to expand to other industries nationwide from May 1, 2016, such as construction industry and other service industries, more capital expenditures and operating expenses, such as commission and service expenses for third parties will be entitled to input VAT credits in the future, and in turn, further offset our VAT output tax obligations. This will be beneficial to the development of our business and further reduce the adverse impact of the implementation of VAT on our operating revenues and profitability.

For the regulations in relation to tariff setting, spectrum usage, interconnection arrangements and lease line arrangements, see “ —Tariffs”, “ —Interconnection”, “ — Mobile Networks — Spectrum” and “ — Mobile Networks — Leased Lines”.

Employees. As of December 31, 2013, 2014 and 2015, we had 197,030, 241,550 and 438,645 employees, respectively. The significant increase in the number of the employees in 2015 was attributable to the requirement of reducing the proportion of labor sourced by third parties that provide services to us among the total labor under the Labor Contract Law of the People’s Republic of China, as amended, and its associated regulations, as a result of which we have made an adjustment on the structure of employees and outsourcing labor, leading to the significant increase in the number of employees and the significant decrease in number of outsourcing labor in 2015. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2015 are classified in the following table. Approximately 56.56% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2015.

Management	33,435
Technical	92,846
Marketing	240,230
General affairs	42,665
Other	29,469

Total	438,645

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations during 2015, and we believe that our relations with our employees are good.

The number of labor sourced by third parties reached 62,771 by the end of 2015.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2015 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to an international roaming agreement with Irancell Telecommunications Services Company in Iran, which may be a government-controlled entity. In 2015, our gross revenue generated by roaming traffic under these agreements was less than US$500,000, and our net profit generated by roaming traffic under these agreements was insignificant.

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

Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013 and 2014 have been restated to reflect our acquisition of Target Assets and Businesses of China TieTong in December 2015. See “Item 4. Information on the Company — Business Overview — Acquisition from China TieTong of certain Assets, Businesses and Related Liabilities and Employees” and Note 2(b) to our consolidated financial statements.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2013 (As restated)(1)	2014 (As restated) (1)	2015
Total Voice Usage (in billions of minutes)	4,316.0	4,293.9	4,220.8
Mobile Data Traffic (in billions of megabytes)	526.8	1,132.9	2,760.6
Operating Revenue (in RMB millions)	640,048	651,509	668,335
Operating Expenses (in RMB millions)	508,624	534,189	565,413
Profit Attributable to Equity Shareholders (in RMB millions)	116,791	109,218	108,539

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses.

In 2013, 2014 and 2015, our customer base continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Our total net increase in the number of customers was 19.6 million in 2015 and our total customer base reached 826.2 million as of December 31, 2015. Our total voice usage decreased by 0.5% in 2014 and decreased by 1.7% in 2015. Our mobile data traffic increased by 115.1% in 2014 and by 143.7% in 2015. As a result, our operating revenue increased by 1.8% in 2014 and by 2.6% in 2015. Our data business continued to grow, and our data services revenue accounted for 43.7% and 52.0% of our revenue from telecommunications services in 2014 and 2015, respectively. Our operating expenses increased by 5.0% in 2014 and by 5.8% in 2015. Our profit attributable to equity shareholders decreased by 6.5% in 2014 and by 0.6% in 2015.

The PRC economy continued to grow in terms of GDP by 6.9% in 2015, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 95.5% as of December 31, 2015, the mobile markets in some economically developed regions of Mainland China has begun to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation” and “Risk Factors — Risks Relating to Our Business — Our financial condition and results of operations have been adversely affected by the reduction in tariffs as a result of PRC national policies, and may continue to be affected by further reduction in tariffs due to future policy developments in the telecommunications industry.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Risk Factors — Risks Relating to Our Business — Competition from other telecommunications services providers and competitors in other related industries may further increase, which may reduce our market share and decrease our profit margin, and we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in Mainland China would not have a material adverse effect on our business, financial condition and results of operations”, “Risk Factors — Risks Relating to Our Business — Changes in technology and business models may render our current technologies and business model obsolete and intensify competition from providers offering telecommunications services using alternative technologies, which could materially and adversely affect our business and market position” and “Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position, which would in turn significantly reduce our revenues and profitability, and our financial condition and results of operations may be materially and adversely affected.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Our ARPU Has Declined in Recent Years and May Further Decline in the Future

Our average revenue per user, or ARPU, has been declining in recent years. In 2015, our ARPU for mobile users decreased to RMB56 from RMB59 in 2014, primarily due to our reduction of tariff and the availability of alternative services through the Internet. Our ARPU may further decline due to the same factors. In 2015, our ARPU for broadband users was RMB32.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRS for the years ended December 31, 2013, 2014 and 2015. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, allowance for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

(iii) for offerings that include the provision of services and the sale of mobile handsets, we determine revenue from the sale of the mobile terminals by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions that offer customer points rewards when the services are provided, the consideration allocated to the customer points rewards is based on its fair value, which is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expire.

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets was recorded in 2013, 2014 and 2015, except for the goodwill impairment in 2014 and certain inefficient terminal transmission equipment and WLAN assets impairment in 2015. Details are set forth in note 14 and note 17 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Possible Impact of Amendments, New Standards, Interpretations And Disclosures Issued But Not Yet Effective For The Year Ended December 31, 2015

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2015, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2015 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

Amendment to IFRS 11, “Joint Arrangements”	January 1, 2016

Amendment to IAS 16, “Property, Plant and Equipment”	January 1, 2016

Amendment to IAS 38, “Intangible Assets”	January 1, 2016

Amendment to IFRS 10, “Consolidated Financial Statements”	January 1, 2016

Amendment to IAS 28, “Investments in Associates and Joint Ventures”	*

Amendment to IAS 27, “Separate Financial Statements”	January 1, 2016

Annual Improvement to IFRSs 2012-2014 cycle	January 1, 2016

IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018

IFRS 9 “Financial Instrument”	January 1, 2018

IFRS 16 “Leases”	January 1, 2019

*	The amendments were originally intended to be effective for annual periods beginning on or after January 1, 2016. The effective date has now been deferred/removed. Early application of the amendments continues to be permitted.

We are assessing the impact of these new standards and amendments to standards, and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

In addition, the requirements of Part 9 “Accounts and Audit” of the Companies Ordinance came into operation from our first financial year commencing on or after March 3, 2014 in accordance with Section 358 of the Companies Ordinance. The adoption of the new Hong Kong Companies Ordinance does not have any significant impact on our consolidated financial statements for the year ending December 31, 2015 and only the presentation and the disclosure of certain information in our consolidated financial statements is affected.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2013 (As restated) (1)	2014 (As restated) (1)	2015
	(in millions of RMB)
Operating revenue(2):
Revenue from telecommunications services	600,424	591,602	584,089
Revenue from sales of products and others	39,624	59,907	84,246

Total	640,048	651,509	668,335

Operating expenses(2):
Leased lines and network assets	14,816	15,843	20,668
Interconnection	25,983	23,502	21,668
Depreciation	111,493	122,805	136,832
Employee benefit and related expenses(3)	66,681	70,385	74,805
Selling expenses	91,719	75,655	59,850
Cost of products sold	61,409	74,495	89,297
Other operating expenses	136,523	151,504	162,293

Total	508,624	534,189	565,413

Profit from operations	131,424	117,320	102,922
Gain on the transfer of Tower Assets	—	—	15,525
Other gains	989	1,171	1,800
Interest income	15,368	16,270	15,852
Finance costs	(1,195)	(487)	(455)
Share of profit of investments accounted for using the equity method	7,063	8,248	8,090

Profit before taxation	153,649	142,522	143,734
Taxation	(36,746)	(33,179)	(35,079)

Profit for the year	116,903	109,343	108,655

Attributable to:
Equity shareholders	116,791	109,218	108,539
Non-controlling interests	112	125	116

Profit for the year	116,903	109,343	108,655

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses which was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA.

(2)	Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

On April 29, 2014, a notification (“Cai Shui [2014] No.43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation, and as approved by the State Council of the PRC, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (“VAT”) (the “VAT Program”) from June 1, 2014. According to the Cai Shui [2014] No.43, the VAT rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from June 1, 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

(3)	In accordance with requirements of reducing the proportion of labor sourced by third parties that provide services to the Group (“outsourcing labor”) among total labor under “Amendment to Labor Contract Law of the PRC” and its associated rules and regulations, we have made adjustment on the structure of employees and outsourcing labor. Such adjustment leads to the increase in number of employees and the decrease in number of outsourcing labor in 2015. In order to reasonably reflect the composition and fluctuation of employee benefit and related expenses, we presents employee benefit and related expenses by combining personnel expenses and labor service expenses, the latter of which was presented under other operating expenses prior to 2015. The comparative figures have been presented on the same basis.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic services, wireline broadband business and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals, as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased by 2.6% from RMB651,509 million in 2014 to RMB668,335 million (US$103,173 million) in 2015. This increase was primarily due to the growth in our data services and our terminal sales business.

Revenue from telecommunications services decreased by 1.3% from RMB591,602 million in 2014 to RMB584,089 million (US$90,168 million) in 2015. Voice services revenue decreased by 16.5% from RMB313,476 million in 2014 to RMB261,896 million (US$40,430 million) in 2015. This decrease was principally due to the substitution effect of Over The Top products, which resulted in a decrease in voice usage, and the implementation of VAT in the PRC. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.072 in 2014 to RMB0.061 in 2015. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 53.0% in 2014 to 44.8% in 2015.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2014 (As restated) (1)	2015
	(Revenue, in millions of RMB)
SMS and MMS	34,780	31,244
Wireless data traffic	153,926	200,857
of which: Mobile data traffic	150,571	198,270
Wireline broadband	16,204	18,339
Applications and information services	53,552	52,985

Data services revenue	258,462	303,425

Data services revenue as a percentage of revenue from telecommunications services	43.7%	52.0%

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2014 have been made to reflect our acquisition of Target Assets and Businesses which was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA.

Data services revenue increased by 17.4% from RMB258,462 million in 2014 to RMB303,425 million (US$46,841 million) in 2015, surpassing our voice services revenue for the first time. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity to continue to attract new customers and in response to the national policy of “speed upgrade and tariff reduction”, we offered discounts to our tariff plans and certain amount of free data usage to our customers during non-peak time and launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, which had a negative impact over our data services revenue in 2015. The increase in our data service revenue was also partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Revenue generated from mobile data traffic, which has become a strong driver of revenue growth, grew by 31.7% to RMB198,270 million in 2015, as compared to RMB150,571 million in 2014, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. The growth of our revenue from mobile data traffic in 2015 was partially offset by the same reasons reducing the growth of our data services revenue. Revenue generated from wireline broadband business grew by 13.2% to RMB18,339 million in 2015, as compared to RMB16,204 million in 2014. Revenue generated from SMS and MMS decreased by 10.2% from RMB34,780 million in 2014 to RMB31,244 million in 2015, as competition from Internet instant messaging applications continued to intensify, and SMS service volume decreased by 8.4% compared to the previous year. Revenue generated from applications and information services decreased by 1.1% to RMB52,985 million in 2015, as compared to RMB53,552 million in 2014. As a percentage of revenue from telecommunications services, data services revenue increased from 43.7% in 2014 to 52.0% in 2015.

Revenue from sales of products and others increased by 40.6% from RMB59,907 million in 2014 to RMB84,246 million (US$13,005 million) in 2015 due to the increase in our sales of 4G terminals. The increase was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

Operating Expenses. Operating expenses include leased lines and network assets, interconnection expenses, depreciation expenses relating to our telecommunications network and other property, plant and equipment, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, impairment loss of doubtful accounts, assets written off and other miscellaneous expenses.

Operating expenses increased by 5.8% from RMB534,189 million in 2014 to RMB565,413 million (US$87,285 million) in 2015. The increase was due to the increases in the sales of our devices, investments and the expansion of asset scale resulting in increases in depreciation expenses and maintenance fees and other operating expenses and the usage fees payable to China Tower for telecommunications towers. The increase in our operating expenses is partially offset by the input VAT credits we were entitled to as a result of the implementation of VAT in the PRC telecommunications industry.

Leased lines and network assets expenses increased by 30.5% from RMB15,843 million to RMB20,668 million (US$3,191 million) in 2015. The increase was mainly because we accrued usage fees to China Tower in an amount of RMB5.6 billion in respect of existing telecommunications towers for November and December 2015 and the new telecommunications towers from the date of delivery. As a percentage of operating expenses, leased lines and network assets expenses increased from 3.0% in 2014 to 3.7% in 2015.

Interconnection expenses decreased by 7.8% from RMB23,502 million in 2014 to RMB21,668 million (US$3,345 million) in 2015, primarily due to a decrease in voice, SMS and MMS usage, which resulted in a decrease in settlement expenses for voice, SMS and MMS services. Interconnection expenses as a percentage of operating expenses decreased from 4.4% in 2014 to 3.8% in 2015.

Depreciation expenses increased by 11.4% from RMB122,805 million in 2014 to RMB136,832 million (US$21,123 million) in 2015. The increase was mainly due to the expansion in our network assets, which is in turn due to large-scale capital expenditure undertaken by us for the purpose of building and expanding our 4G network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses increased from 23.0% in 2014 to 24.2% in 2015.

Employee benefit and related expenses increased by 6.3% from RMB70,385 million in 2014 to RMB74,805 million (US$11,548 million) in 2015. This increase was primarily due to the rise in social insurance expenses, slight increase of employee compensation and the implementation of our enterprise annuity system. As a percentage of operating expenses, employee benefit and related expenses remained stable at 13.2% from 2014 to 2015.

Selling expenses decreased by 20.9% from RMB75,655 million in 2014 to RMB59,850 million (US$9,239 million) in 2015. This decrease was principally the result of our deepened transformation of marketing mode, optimized structure of our selling expenses, marketization of terminal sales we promoted, our accelerated transformation of social channels, our enhancing the concentration of advertising and utilizing big data for precise marketing, thereby boosting our marketing efficiency significantly. As a percentage of operating expenses, selling expenses decreased from 14.2% in 2014 to 10.6% in 2015.

Cost of products sold increased by 19.9% from RMB74,495 million in 2014 to RMB89,297 million (US$13,785 million) in 2015. This increase was generally in line with the increase in sales of devices, especially TD-LTE smartphones. As a percentage of operating expenses, cost of products sold increased from 13.9% in 2014 to 15.8% in 2015.

Other operating expenses increased by 7.1% from RMB151,504 million in 2014 to RMB162,293 million (US$25,054 million) in 2015. As a percentage of operating expenses, other operating expenses increased from 28.3% in 2014 to 28.7% in 2015. This increase was primarily due to the increase in maintenance expenses and the provision for impairment of certain inefficient terminal transmission equipment and WLAN assets, which was partially offset by the decrease in our administrative expenses such as conference and travelling expenses. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 12.3% from RMB117,320 million in 2014 to RMB102,922 million (US$15,888 million) in 2015, and operating margin (profit from operations as a percentage of operating revenue) decreased from 18.0% in 2014 to 15.4% in 2015.

Gain on the Transfer of Tower Assets. In 2015, we realized a gain of RMB15,525 million (US$2,397 million) on the transfer of telecommunication towers and related assets to China Tower.

Other Gains. Other gains increased by 53.7% from RMB1,171 million in 2014 to RMB1,800 million (US$278 million) in 2015, principally due to an increase in others from RMB656 million in 2014 to RMB1,131million in 2015 as a result of the VAT refund of high and new technologies businesses received by certain of our subsidiaries.

Interest Income. Interest income decreased by 2.6% from RMB16,270 million in 2014 to RMB15,852 million (US$2,447 million) in 2015, mainly because the benchmark deposit rates were reduced by PBOC and the average bank and cash balance during the year decreased compared to the previous year.

Finance Costs. Finance costs decreased by 6.6% from RMB487 million in 2014 to RMB455 million (US$70 million) in 2015. This decrease was mainly due to a decrease in interest on bonds as the bonds issued by China TieTong with a principal amount of RMB1,000 million was repaid in 2015 and a decrease in interest on entrusted loans as we repaid certain amount of entrusted loans from CMCC.

Share of Profit of Investments Accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB8,090 million (US$1,249 million) in 2015, which was primarily attributable to our shareholding in SPD Bank, compared to RMB8,248 million in 2014. For more information on our share of profit of investments accounted for using equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 0.9% from RMB142,522 million in 2014 to RMB143,734 million (US$22,189 million) in 2015.

Taxation. Our income tax expense increased by 5.7% from RMB33,179 million in 2014 to RMB35,079 million (US$5,415 million) in 2015. This increase was due to an increase in taxable income. Our effective tax rate was 23.3% in 2014 and 24.4% in 2015, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 0.6% from RMB109,218 million in 2014 to RMB108,539 million (US$16,756 million) in 2015. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 16.8% in 2014 to 16.2% in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Revenue. Operating revenue increased by 1.8% from RMB640,048 million in 2013 to RMB651,509 million in 2014. This increase was primarily due to the growth in our data services and our terminal sales business.

Revenue from telecommunications services decreased by 1.5% from RMB600,424 million in 2013 to RMB591,602 million in 2014. Voice services revenue decreased by 13.0% from RMB360,425 in 2013 to RMB313,476 million in 2014. This decrease was principally due to the substitution effect of Over The Top products, which resulted in a decrease in voice usage for the first time, and the implementation of VAT in the PRC. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.082 in 2013 to RMB0.072 in 2014. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 60.0% in 2013 to 53.0% in 2014.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,
	2013 (As restated) (1)	2014 (As restated) (1)
	(Revenue, in millions of RMB)
SMS and MMS	41,321	34,780
Wireless data traffic	108,239	153,926
of which: Mobile data traffic	105,373	150,571
Wireline broadband	12,089	16,204
Applications and information services	50,324	53,552

Data services revenue	211,973	258,462

Data services revenue as a percentage of revenue from telecommunications services	35.3%	43.7%

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses which was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA.

Data services revenue increased by 21.9% from RMB211,973 million in 2013 to RMB258,462 million in 2014. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity. Our data business includes wireless data traffic, wireline broadband services, SMS and MMS, and applications and information services. Revenue generated from mobile data traffic, which has become a strong driver of revenue growth, grew by 42.9% to RMB150,571 million in 2014, as compared to RMB105,373 million in 2013, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. Revenue generated from SMS and MMS decreased by 15.8% from RMB41,321 million in 2013 to RMB34,780 million in 2014, as competition from Internet instant messaging applications continued to intensify, and SMS service volume decreased by 16.7% compared to the previous year. Growth of applications and information services, in particular “and-Reading”, “and-Video”, “and-Game”, and “and-Animation”, was favorable. Revenue generated from applications and information services increased by 6.4% to RMB53,552 million in 2014, as compared to RMB50,324 million in 2013. As a percentage of revenue from telecommunications services, data services revenue increased from 35.3% in 2013 to 43.7% in 2014. We expect our data services revenue, in particular revenue generated from wireless data traffic business, to continue to grow in 2015.

Revenue from sales of products and others increased by 51.2% from RMB39,624 million in 2013 to RMB59,907 million in 2014. This increase was primarily due to our efforts to increase the sales of terminals, since the long-term development of the TD terminal supply chain has considerable potential to drive data traffic growth.

Operating Expenses. Operating expenses include leased lines and network assets expenses, interconnection expenses, depreciation expenses relating to our telecommunications network and other property, plant and equipment, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, impairment loss of doubtful accounts, assets written off and other miscellaneous expenses.

Operating expenses increased by 5.0% from RMB508,624 million in 2013 to RMB534,189 million in 2014. The increase was due to the growth in the sales of our terminals and an increase in investments and the expansion of asset scale resulting in increases in depreciation expenses and maintenance fees.

Leased lines and network assets expenses increased by 6.9% from RMB14,816 million to RMB15,843 million in 2014. The increase was a result of (i) an increase in TD-SCDMA network capacity leasing fees, due to an increase in TD-SCDMA network utilization rate and expansion in the asset scale relating to the TD-SCDMA network and (ii) our payment of the leasing fees to CMCC for the “Village Connect” assets constructed before 2013. As a percentage of operating expenses, leased lines and network assets expenses increased from 2.9% in 2013 to 3.0% in 2014.

Interconnection expenses decreased by 9.5% from RMB25,983 million in 2013 to RMB23,502 million in 2014, primarily due to a decrease in SMS and MMS settlement expenses to other operators as a result of adjustments in the interconnection settlement standards. Interconnection expenses as a percentage of operating expenses decreased from 5.1% in 2013 to 4.4% in 2014.

Depreciation expenses increased by 10.1% from RMB111,493 million in 2013 to RMB122,805 million in 2014. The increase was mainly due to the expansion in our network assets, which is in turn due to large-scale capital expenditure undertaken by us for the purpose of building and expanding our 4G network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses increased from 21.9% in 2013 to 23.0% in 2014.

Employee benefit and related expenses increased by 5.6% from RMB66,681 million in 2013 to RMB70,385 million in 2014. This increase was primarily due to an increase in headcount and social insurance costs. The total number of our personnel increased due to the need to support 4G network construction and the transformation of our development, as well as adjustment of employment structure in accordance with the requirements of relevant laws, rules and regulations. As a percentage of operating expenses, employee benefit and related expenses was 13.1% and 13.2% in 2013 and 2014, respectively.

Selling expenses decreased by 17.5% from RMB91,719 million in 2013 to RMB75,655 million in 2014. This decrease was principally the result of our decision to optimize our marketing and sales model. As a percentage of operating expenses, selling expenses decreased from 18.0% in 2013 to 14.2% in 2014.

Cost of products sold increased by 21.3% from RMB61,409 million in 2013 to RMB74,495 million in 2014. This increase was mainly due to our efforts to increase the sales of devices, especially TD-LTE smartphones, resulting in a corresponding increase in the costs of goods sold. As a percentage of operating expenses, cost of products sold increased from 12.1% in 2013 to 13.9% in 2014.

Other operating expenses increased by 11.0% from RMB136,523 million in 2013 to RMB151,504 million in 2014. As a percentage of operating expenses, other operating expenses increased from 26.9% in 2013 to 28.3% in 2014. This increase was primarily due to an increase in network maintenance and other related expenses attributable to the expansion in our network assets. The increase in other operating expenses was partially offset by a decrease in conference and travelling expenses due to the implementation of controls over administrative expenses. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 10.7% from RMB131,424 million in 2013 to RMB117,320 million in 2014, and operating margin (profit from operations as a percentage of operating revenue) decreased from 20.5% in 2013 to 18.0% in 2014.

Other Gains. Other gains increased by 18.4% from RMB989 million in 2013 to RMB1,171 million in 2014, principally due to an increase in penalty income from RMB411 million in 2013 to RMB515 million in 2014.

Interest Income. Interest income increased by 5.9% from RMB15,368 million in 2013 to RMB16,270 million in 2014, mainly because the average bank and cash balance during the year increased compared to the previous year and the average yield of our bank deposits increased due to the optimization of the composition of our bank deposits.

Finance Costs. Finance costs decreased by 59.2% from RMB1,195 million in 2013 to RMB487 million in 2014. This decrease was because in 2014 there was no longer an outstanding balance for the deferred consideration payable in connection with the acquisition of our subsidiaries in 2002 and 2004 and certain repayment of entrusted loans granted by CMCC to China TieTong.

Share of Profit of Investments accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB8,248 million in 2014, which was primarily attributable to our shareholding in SPD Bank, compared to RMB7,063 million in 2013. For more information on our share of profit of investments accounted for using the equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax decreased by 7.2% from RMB153,649 million in 2013 to RMB142,522 million in 2014.

Taxation. Our income tax expense decreased by 9.7% from RMB36,746 million in 2013 to RMB33,179 million in 2014. This decrease was due to a decrease in taxable income. Our effective tax rate was 23.9% in 2013 and 23.3% in 2014, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 6.5% from RMB116,791 million in 2013 to RMB109,218 million in 2014. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 18.2% in 2013 to 16.8% in 2014.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2015, we had negative working capital (current assets minus current liabilities) of RMB12,341 million (US$1,905 million), compared to working capital of RMB34,433 million as of December 31, 2014 and working capital of RMB80,009 million as of December 31, 2013. We had negative working capital as of December 31, 2015 primarily due to the decrease in bank deposits and the increases in accrued expenses and other payables and accounts payable, which were partially offset by the increases in available-for-sale financial assets and other receivables. The current portion of our finance lease obligations as of December 31, 2013, 2014 and 2015 were RMB68 million, RMB68 million and nil, respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2015, we had bank deposits of RMB323,330 million (US$49,914 million), compared to bank deposits of RMB353,507 million as of December 31, 2014 and bank deposits of RMB375,127 million as of December 31, 2013. The decrease of bank deposits in 2014 was mainly due to substantial capital expenditures resulting from the development of our 4G services, while the decrease of bank deposits in 2015 was mainly because of the consideration we paid for acquiring Target Assets and Businesses.

The following table summarizes certain cash flow information for the periods indicated.

	Year ended December 31,
	2013 (As restated)(1)	2014 (As restated)(1)	2015
	(in millions of RMB)
Net cash generated from operating activities	226,905	216,438	235,089
Net cash used in investing activities	(180,122)	(151,230)	(142,743)
Net cash used in financing activities	(71,312)	(42,530)	(86,510)

Net increase / (decrease) in cash and cash equivalents	(24,529)	22,678	5,836

(1)	As described in Note 2(b) to our consolidated financial statements, certain restatements to periods in 2013 and 2014 have been made to reflect our acquisition of Target Assets and Businesses which was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA.

Net cash generated from operating activities increased by 8.6% from RMB216,438 million in 2014 to RMB235,089 million (US$36,291 million) in 2015, which is in line with the increases in our profit before taxation excluding depreciation and amortization, a larger increase in our deferred revenue and a larger increase in accrued expenses and other payables and a decrease in prepayments and other current assets, compared to an increase in 2014, which was partially offset by a decrease in account payable compared to an increase in account payable in 2014.

Net cash generated from operating activities decreased by 4.6% from RMB226,905 million in 2013 to RMB216,438 million in 2014, which is in line with the decrease in our profit from operations excluding depreciation and amortization, a decrease in the increase in accrued expenses and other payables, and an increase in the increase in prepayments and other current assets.

Net cash used in investing activities decreased by 5.6% from RMB151,230 million in 2014 to RMB142,743 million (US$22,036 million) in 2015, primarily due to a decrease in payment for investment accounted for using the equity method, a larger decrease in bank deposits, an increase in maturity of available-for-sale financial assets and a decrease in restricted bank deposits compared to an increase in restricted bank deposits in 2014, which was partially offset by an increase in our purchase of available-for-sale financial assets.

Net cash used in investing activities decreased by 16.0% from RMB180,122 million in 2013 to RMB151,230 million in 2014, primarily because there was a decrease in bank deposits in 2014 compared to an increase in bank deposits in 2013, which was partially offset by an increase in capital expenditure resulting from the development of our 4G services.

Net cash used in financing activities increased by 103.4% from RMB42,530 million in 2014 to RMB86,510 million (US$13,355 million) in 2015. The larger amount of cash used in financing activities in 2015 compared to 2014 was mainly attributable to our payment of consideration for the acquisition of Target Assets and Businesses of China TieTong and the increase of repayment of entrusted loans.

Net cash used in financing activities decreased by 40.4% from RMB71,312 million in 2013 to RMB42,530 million in 2014. The larger amount of cash used in financing activities in 2013 compared to 2014 was mainly attributable to our repayment of deferred considerations in full in 2013.

Capital Expenditures

Capital expenditures incurred in 2013, 2014 and 2015 were RMB190,596 million, RMB215,097 million and RMB195,577 million (US$30,192 million), respectively. We incurred capital expenditures principally for the construction of mobile communication networks, transmission facilities, buildings, infrastructure and power systems, business networks, support systems and others. The level of our capital expenditures decreased in 2015 principally because we appropriately controlled the investment schedules and optimized the investment directions to ensure the effectiveness of our investments.

We estimate that we will incur capital expenditures of approximately RMB186.2 billion (US$28.7 billion) in 2016. We expect that approximately 43% of our capital expenditures in 2016 will be used in the construction of mobile communications networks, approximately 30% will be used in the construction of transmission facilities, approximately 12% will be used for the construction of buildings, infrastructure and power systems, approximately 7% will be used for the construction of business networks, approximately 5% will be used for the construction of support systems, and approximately 3% will be used for other construction.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2016.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2014 and 2015, our indebtedness mainly included the current portion of our finance lease obligations of RMB68 million and nil and corporate bonds of RMB5,992 million and RMB4,995 million as described below, respectively.

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

On August 18, 2005, China TieTong issued the bonds with a principal amount of RMB1,000 million, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at rate of 4.6% per annum which is payable annually. The bonds were fully repaid on August 18, 2015.

We currently have a corporate credit rating of Aa3/Outlook Negative from Moody’s and AA-/Outlook Negative from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2015, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	243,579	243,579	—	—	—
Bills Payable	645	645	—	—	—
Accrued Expenses and Other Payables	163,404	163,404	—	—	—
Amount Due to Ultimate Holding Company	7,339	7,339	—	—	—
Bonds	5,410	225	5,185	—	—
Finance Lease Obligations	—	—	—	—	—

Total Contractual Obligations	420,377	415,192	5,185	—	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2015:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	60,740	25,758	16,535	10,333	8,114
Capital Commitments	34,666	29,159	5,507	—	—

Total Commercial Commitments	95,406	54,917	22,042	10,333	8,114

Apart from the commitments listed above, as of December 31, 2015, the company has a commitment to invest RMB1,140 million to China Mobile Fund upon its request.

Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 26, 2016.

Name	Age	Position
Mr. SHANG Bing	60	Executive Director and Chairman
Mr. LI Yue	56	Executive Director and Chief Executive Officer
Mr. XUE Taohai	59	Executive Director, Vice President and Chief Financial Officer
Mr. SHA Yuejia	58	Executive Director and Vice President
Mr. LIU Aili	52	Executive Director and Vice President
Dr. LO Ka Shui	69	Independent Non-Executive Director
Mr. Frank K.S. WONG	68	Independent Non-Executive Director
Dr. Moses M.C. CHENG	66	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	69	Independent Non-Executive Director

Mr. SHANG Bing has served as our Executive Director and Chairman since September 2015. He is in charge of our overall management. Mr. Shang is also the Chairman of CMCC and CMC. Mr. Shang previously served as a Director of Industrial Technology Development Centre in Liaoning Province, a General Manager of Economic and Technological Development Company in Liaoning Province, a General Manager of China United Telecommunications Corporation Liaoning Branch, a Director, Vice President and President of China United Telecommunications Corporation, an Executive Director and President of China United Telecommunications Corporation Limited and China Unicom Limited, a Vice President of China Telecom, an Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited and the Vice Minister of the MIIT. Mr. Shang graduated from Shenyang Chemical Industry Institution with a Bachelor’s degree in 1982. He received a Master’s degree in business administration from the State University of New York in 2002 and a Doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang is a senior economist and has long-term experience in the operations and management in basic telecommunications enterprises, with extensive experience in enterprise management and telecommunications industry.

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August 2010. He is in charge of our operations and management. Mr. Li is also the President and director of CMCC and CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire Holdings Limited, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s Degree in telephone exchange, holds a Master’s Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. XUE Taohai has served as our Executive Director, Vice President and Chief Financial Officer since July 2002. Mr. Xue is principally in charge of our corporate affairs, finance and internal audit. Mr. Xue is also a Vice President of CMCC, a director of CMC and a director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry (predecessor of the MIIT) and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He is a senior accountant with many years of experience in the telecommunications industry and financial management.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, data business, corporate customers and international businesses. He is also a Vice President of CMCC, a director of CMC and a non-executive director of PhoenixTV and SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of planning and construction, network operations and business support. He is also a Vice President of CMCC and a director of CMC and a Vice President of China Internet Infrastructure Resources Association. Mr. Liu was appointed as the Chairman of China Tower with effect from July 11, 2014. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of China Mobile Group Shandong Co., Ltd. and Zhejiang Mobile, Chairman of CMPak Limited and a non-executive director of China Communications Services Corporation Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Dr. LO Ka Shui has served as our independent Non-Executive Director since April 2001. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, and the chairman and non-executive director of the Manager of the publicly listed Champion Real Estate Investment Trust and Langham Hospitality Investments. He is also an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City e-Solutions Limited. He is a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, the Vice Chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in internal medicine and cardiology. He has over three decades of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank K.S. WONG has served as our independent Non-Executive Director since August 2002. Mr. Wong currently serves as the Chairman and independent non-executive director of Mapletree Greater China Commercial Trust Management Ltd., a non-executive director of PSA International Pte Ltd, and PSA Corporation Limited in Singapore. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, he was an independent non-executive director of Industrial and Commercial Bank of China Limited in China, Mapletree Investment Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and a member of the Financial Services Development Council of the Hong Kong SAR Government between 2013 and 2015. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are publicly-listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. His other directorships in publicly-listed companies in the last three years include Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).

Mr. Paul M.Y. CHOW has served as our independent Non-Executive Director since May 2013. Mr. Chow currently serves as the Chairman of Hong Kong Cyberport Management Company Limited, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region, a member of the Asian Advisory Council of AustralianSuper, an independent non-executive director of Bank of China Limited, an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co Ltd. and an independent non-executive director of CITIC Limited. Mr. Chow previously served as an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, and as the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2015 was approximately RMB2.88 million (US$0.44 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2015, was approximately HK$1.57 million (US$0.20 million).

We adopted a share option scheme on October 8, 1997, or the 1997 Scheme, pursuant to which our directors may, at their discretion, invite our employees, including executive directors, or employees of our subsidiaries, to take up options to subscribe for ordinary shares up to a maximum aggregate number of ordinary shares equal to 10% of our total issued share capital.

Pursuant to a resolution passed at the annual general meeting held on June 24, 2002, a share option scheme, or the 2002 Scheme, was implemented for a term of ten years commencing on June 24, 2002. Under the 2002 Scheme, the board of directors may, at their discretion, invite the executive directors, non-executive directors and employees of our company, any of its holding companies and their respective subsidiaries, and any entity in which our company or any of its subsidiaries holds any equity interest to take up options to subscribe for shares in our company. The 2002 Scheme ceased to be effective from June 24, 2012 and no further options were granted under the 2002 Scheme thereafter. The 2002 Scheme will remain in effect to the extent necessary to give effect to the exercise of any options granted prior to June 24, 2012 and which at that time or thereafter become capable of being exercised under the 2002 Scheme or otherwise to the extent as may be required in accordance with the 2002 Scheme. As of December 31, 2015, there were no ordinary shares which may be issued on the exercise of the outstanding options granted under the 2002 Scheme.

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

Under the 2002 Scheme, the term of the option is determined by the board of directors at its discretion, provided that all options shall be exercised within ten years after the date on which the option is granted.

As of December 31, 2015, there were no outstanding options exercisable to subscribe for shares of our company granted to our directors and members of our senior management under our share option scheme. In 2015, 37,056,383 of these options had been exercised. See “— Share Ownership” below for details on options granted to our directors.

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

Audit Committee

The members of our audit committee are Mr. Frank K.S. Wong, as chairman of the committee, Dr. Moses M.C. Cheng and Mr. Paul M.Y. Chow. The audit committee’s major responsibilities include:

•	to review the financial reports, the related report of the independent registered public accounting firm and management’s responses to the reports;

•	to discuss the audit procedures with the independent registered public accounting firm as well as any issues arising out of such procedures;

•	to review the appointment of the independent registered public accounting firm, the audit and non-audit fees and any matters relating to the termination or resignation of the independent registered public accounting firm; and

•	to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our Board on a regular basis.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of December 31, 2015, our directors who own shares in our company are listed as follows:

Director	Number of shares held		Percentage of ordinary shares
Lo Ka Shui	700,000	*	0.0034%
Frank K.S. Wong	150,000		0.0007%
Moses M.C. Cheng	400,000		0.0020%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

As of December 31, 2015, there were no outstanding options exercisable to subscribe for shares in our Company granted to our directors and members of our senior management under our share option scheme.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2016, approximately 72.72% of our outstanding shares were held by China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2016, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2016, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

We and each of our subsidiaries have entered into various related party transactions. The principal terms of the agreements for these related party transactions are described below.

Certain charges for the services under these agreements are based on tariffs set by the PRC regulatory authorities. Those transactions where the charges are not set by PRC regulatory authorities are based on commercial negotiation between the parties, in each case on an arm’s-length basis.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Australia, Brunei, Cambodia, Canada, Hong Kong, India, Indonesia, Macau, New Zealand, Pakistan, South Africa, South Korea, Taiwan, Thailand, the United States and Yemen. In addition, it has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Malaysia for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

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

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and prior to April 2008, to the Ministry of Information Industry, predecessor of the MIIT). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB10,000 million in 2015, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB10,000 million in 2016. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

China TieTong is a wholly-owned subsidiary of CMCC, our connected person for purposes of the Hong Kong Listing Rules. Pursuant to an agreement among us, CMCC and China TieTong (the “Tripartite Agreement”), we and China TieTong make settlement payments to each other in respect of calls made or received by their respective customers. The initial term of the Tripartite Agreement expired on December 31, 2009. The Tripartite Agreement provides that unless the parties agree otherwise, upon expiry of its term, the Tripartite Agreement shall automatically be renewed for further terms of one year. We, CMCC and China TieTong agreed to renew the Tripartite Agreement on August 21, 2015 for a term of one year commencing on January 1, 2016.

The settlement charges receivable by us from China Tietong under the Tripartite Agreement in 2015 did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules. The settlement charges payable by us under the Tripartite Agreement did not exceed RMB800 million in 2015. The annual cap for the settlement charges payable by us to CMCC under the Tripartite Agreement (as renewed) for 2016 is RMB800 million. Before the completion of the acquisition of Target Assets and Businesses on December 31, 2015, the transactions contemplated under the Tripartite Agreement constituted our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and were subject to the reporting, annual review and announcement requirements, but were exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. Since the completion of such acquisition, the business contracts and relevant transactions between us, CMCC and China TieTong as contemplated under the Tripartite Agreement have been conducted by us and our subsidiaries. As a result, the existing interconnection settlement arrangements pursuant to the Tripartite Agreement ceased to be our continuing connected transactions pursuant to Chapter 14A of the Listing Rules.

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

The amount of charges receivable by us in 2015 under the Telecommunications Services Cooperation Agreement did not exceed RMB1,700 million, while the amount of charges payable by us in 2015 under the Telecommunications Services Cooperation Agreement did not exceed RMB7,000 million. Following the completion of the acquisition of Target Assets and Businesses in December 2015, we estimate that the aggregate amount of charges payable by us to CMCC and the aggregate amount of charges receivable by us from CMCC under the Telecommunications Services Cooperation Agreement (as renewed) in 2016 will no longer be subject to the reporting, annual review, announcement or individual shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2015 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2015 under the Network Assets Leasing Agreement did not exceed RMB15,000 million. It is expected, in 2016, that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB5,500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Transfer of Telecommunications Towers and Related Assets to China Tower

In October 2015, CMC entered into the Transaction Agreement with China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Ltd. and China Tower, pursuant to which CMC, China United Network Communications Corporation Limited and China Telecom Corporation Limited shall transfer their telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and China Reform Corporation shall subscribe for new shares in China Tower in cash. The transfer of telecommunication towers and related assets was consummated in October 2015. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102.736 billion. In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. As of March 31, 2016, we indirectly owned 38% equity interest in China Tower through CMC, our wholly owned subsidiary.

Telecommunications Towers and Related Assets Arrangements

We are in the process of negotiating the usage arrangements with China Tower for our usage of telecommunications towers and related assets from China Tower. Upon the completion of the transfer of telecommunications towers and related assets to China Tower, based on the proposed usage pricing calculation mechanism of assets to China Tower and the actual usage, we accrued the expense of approximately RMB5.6 billion in 2015.

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

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing Agreement did not exceed RMB1,500 million, RMB2,000 million and RMB2,200 million in 2013, 2014 and 2015, respectively. The charges paid by us to CMCC and its subsidiaries under the Telecommunications Services Agreement did not exceed RMB3,500 million, RMB7,000 million and RMB8,000 million in 2013, 2014 and 2015, respectively, while the aggregate annual amount paid by CMCC and its subsidiaries to us in 2013, 2014 and 2015 did not exceed RMB2,400 million, RMB2,300 million and RMB2,200 million, respectively.

Following the completion of the acquisition of Target Assets and Businesses in December 2015, we estimate that the aggregate annual amount payable by us to CMCC and its subsidiaries under the Telecommunications Services Agreement in 2016 will no longer be subject to the reporting, annual review, announcement or individual shareholders’ approval requirements under the Hong Kong Listing Rules. The other transactions contemplated under the Property Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The rental and property management service charges payable by us to CMCC and its subsidiaries under the Property Leasing Agreement in 2016 are not expected to exceed RMB2,800 million. The aggregate annual amounts payable by CMCC and its subsidiaries to us under the Telecommunications Services Agreement in 2016 are not expected to exceed RMB1,800 million, respectively.

In 2015, no consideration was paid from us to CMCC or from CMCC to us under the 2013 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2015 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.196 per share for the financial year ended December 31, 2015. This is in accordance with our dividend payout ratio of 43% planned for the full financial year of 2015. This, together with the interim dividend of HK$1.525 per share that was paid, amounted to an aggregate dividend payment of HK$2.721 per share for the full financial year of 2015.

In 2016, having taken into consideration various relevant factors, such as our overall financial condition, cash flow generating capabilities and future sustainable development needs, we plan that our dividend payout ratio for the full year of 2016 will be 43%.

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

As of December 31, 2015 and March 31, 2016, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2015 and March 31, 2016, there were, respectively, 483 and 478 registered holders of American depositary receipts evidencing 98,998,862 and 99,191,320 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low

2011	80.90	68.15	51.70	43.77
2012	92.55	75.05	59.30	48.62
2013	91.45	75.05	59.53	47.74

2014
First Quarter	80.40	64.50	51.33	41.55
Second Quarter	78.15	69.05	50.68	44.77
Third Quarter	101.70	75.80	64.91	48.67
Fourth Quarter	97.00	87.75	63.17	56.82

2015
First Quarter	108.30	88.75	69.47	56.70
Second Quarter	116.10	97.80	75.00	63.58
Third Quarter	102.80	89.30	66.03	56.91
Fourth Quarter	95.95	87.35	61.95	56.29
October	95.95	91.20	61.95	58.97
November	95.25	88.10	61.41	57.47
December	90.60	87.35	58.81	56.29

2016
January	87.50	79.65	55.08	50.66
February	85.75	82.00	55.50	52.36
March	86.50	83.30	56.32	53.78
First Quarter	87.50	79.65	56.32	50.66
April (through April 25)	91.85	84.75	58.55	54.38

Item 10.	Additional Information.

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

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for certain arrangements we have entered into with CMCC and China Tower.

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

The value of the Renminbi is subject to changes in PRC government policies and to international economic and political developments. Since 1994, the conversion of the Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by PBOC, which are set daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of the Renminbi to foreign currencies was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The PRC government has since made and in the future may make further adjustments to the exchange rate system.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to fifteen years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2015.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2015, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2015		As of December 31, 2014
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Obligations under finance leases	—	—	—	—	—	—	—	—	68	68
Average interest rate	—	—	—	—	—	—	—	—	4.96%	—
Bonds issued by Guangdong Mobile	—	4,995	—	—	—	—	4,995	5,150	4,992	4,951
Average interest rate	—	4.50%	—	—	—	—	4.50%	—	4.50%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2015		As of December 31, 2014
	2016	2017	2018	2019	2020	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	—	—	—	1	—	—	1	1	1	1
in Hong Kong dollars	—	—	42	—	—	—	42	42	734	734
Bank deposits:
in U.S. dollars	843	—	—	—	—	—	843	843	279	279
in Hong Kong dollars	2,763	—	—	—	—	—	2,763	2,763	758	758
Cash and cash equivalents:
in U.S. dollars	1,097	—	—	—	—	—	1,097	1,097	518	518
in Hong Kong dollars	777	—	—	—	—	—	777	777	3,564	3,564

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, USA as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

ADR holders must pay:		For:

•	US$5 (or less) per 100 ADSs (or portion thereof)	•	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

		•	Each cancellation of an ADS, including if the deposit agreement terminates

		•	Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for the purpose of calculating fees

•	US$0.02 (or less) per ADS	•	Any cash distribution (not including cash dividend distribution)

•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposit or withdraw shares

ADR holders must pay:		For:

•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars

		•	Cable, telex and facsimile transmission expenses

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS; for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2015 was US$177,908.79, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2015 was US$132,637.09.

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

As of December 31, 2015, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2015, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 26, 2016 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ XUE Taohai
Name:	LI Yue	Name:	XUE Taohai
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2015, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2014 and 2015:

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	RMB	RMB	RMB	RMB
2014	91,350,000	—	485,000	5,623,000
2015	96,780,000	—	1,057,000	4,421,000

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for risk assessment and performance improvement advisory services.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).(10)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China TieTong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(8)

4.11	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communications Limited (with English translation).(9)

4.12	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.14	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(10)

4.15	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Ltd., and China Tower Corporation Limited (with English translation).

4.16	Agreement on the Transfer of Business and Assets of China TieTong Telecommunications Corporation, dated November 27, 2015, between China Mobile TieTong Company Limited and China TieTong Telecommunications Corporation (with English translation).

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).

4.23	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 26, 2016

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA MOBILE LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries (collectively, the “Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 26, 2016

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

	Note	2015	2014	2013
			As restated	As restated
			(Note 2(b))	(Note 2(b))
		Million	Million	Million

Operating revenue	4

Revenue from telecommunications services		584,089	591,602	600,424
Revenue from sales of products and others		84,246	59,907	39,624

		668,335	651,509	640,048

Operating expenses

Leased lines and network assets		20,668	15,843	14,816
Interconnection		21,668	23,502	25,983
Depreciation		136,832	122,805	111,493
Employee benefit and related expenses	5	74,805	70,385	66,681
Selling expenses		59,850	75,655	91,719
Cost of products sold		89,297	74,495	61,409
Other operating expenses	6	162,293	151,504	136,523

		565,413	534,189	508,624

Profit from operations		102,922	117,320	131,424

Gain on the transfer of Tower Assets	7	15,525	—	—

Other gains	8	1,800	1,171	989

Interest income		15,852	16,270	15,368

Finance costs	9	(455)	(487)	(1,195)

Share of profit of investments accounted for using the equity method	19	8,090	8,248	7,063

Profit before taxation		143,734	142,522	153,649

Taxation	12(a)	(35,079)	(33,179)	(36,746)

PROFIT FOR THE YEAR		108,655	109,343	116,903

Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities		603	(169)	(176)
Share of other comprehensive income/(loss) of associates		901	1,224	(767)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,159	110,398	115,960

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2015		2014		2013
				As restated		As restated
				(Note 2(b))		(Note 2(b))
		Million		Million		Million

Profit attributable to:

Equity shareholders of the Company			108,539		109,218		116,791
Non-controlling interests			116		125		112

PROFIT FOR THE YEAR			108,655		109,343		116,903

Total comprehensive income attributable to:

Equity shareholders of the Company			110,043		110,273		115,849
Non-controlling interests			116		125		111

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			110,159		110,398		115,960

Earnings per share – Basic	13(a)	RMB	5.30	RMB	5.38	RMB	5.81

Earnings per share – Diluted	13(b)	RMB	5.30	RMB	5.35	RMB	5.74

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2015	As of December 31, 2014
			As restated
			(Note 2(b))
		Million	Million

Assets

Non-current assets

Property, plant and equipment	14	585,631	605,023
Construction in progress	15	88,012	95,110
Land lease prepayments and others	16	26,773	24,883
Goodwill	17	35,343	35,343
Other intangible assets		768	787
Investments accounted for using the equity method	19	115,933	70,451
Deferred tax assets	20	25,423	20,654
Proceeds receivable for the transfer of Tower Assets	7	56,737	—
Restricted bank deposits	21	4,575	8,731
Other financial assets	22	3	128

		939,198	861,110

Current assets

Inventories	23	9,994	9,292
Accounts receivable	24	17,743	16,715
Other receivables	25	26,186	14,567
Prepayments and other current assets	25	11,427	15,482
Amount due from ultimate holding company	26	247	112
Tax recoverable		746	702
Available-for-sale financial assets	27	19,167	2,000
Restricted bank deposits	21	15	736
Bank deposits	28	323,330	353,507
Cash and cash equivalents	29	79,842	73,812

		488,697	486,925

Total assets		1,427,895	1,348,035

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2015	As of December 31, 2014
			As restated
			(Note 2(b))
		Million	Million

Equity and liabilities

Liabilities

Current liabilities

Interest-bearing borrowings	33	—	1,000
Accounts payable	30	243,579	227,577
Bills payable		645	674
Deferred revenue	31	78,100	63,916
Accrued expenses and other payables	32	163,404	138,706
Amount due to ultimate holding company	26	7,276	14,519
Obligations under finance leases		—	68
Current taxation		8,034	6,032

		501,038	452,492

Non-current liabilities

Interest-bearing borrowings – non-current	33	4,995	4,992
Deferred revenue – non-current	31	1,291	1,470
Deferred tax liabilities	20	203	98

		6,489	6,560

Total liabilities		507,527	459,052

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2015	As of December 31, 2014
			As restated
			(Note 2(b))
		Million	Million

Equity

Share capital	35(b)	402,130	400,737
Reserves		515,206	486,179

Total equity attributable to equity shareholders of the Company		917,336	886,916

Non-controlling interests		3,032	2,067

Total equity		920,368	888,983

Total equity and liabilities		1,427,895	1,348,035

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2013 (As previously reported)	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309
Adjusted for business combination under common control (note 2(b))	—	—	29,250	—	(3)	17	(27,753)	1,511	—	1,511

As of January 1, 2013 (As restated)	2,142	387,183	(263,018)	72	(1,492)	211,627	388,444	724,958	1,862	726,820

Changes in equity for 2013:
Profit for the year	—	—	—	—	—	—	116,791	116,791	112	116,903
Other comprehensive loss	—	—	(767)	—	(175)	—	—	(942)	(1)	(943)

Total comprehensive (loss)/income for the year	—	—	(767)	—	(175)	—	116,791	115,849	111	115,960

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(28,460)	(28,460)	(21)	(28,481)
Dividends declared in respect of current year (note 35(a)(i))	—	—	—	—	—	—	(27,031)	(27,031)	—	(27,031)
Shares issued under share option scheme (note 35(b))	—	60	(17)	—	—	—	—	43	—	43
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	24,143	(24,119)	24	—	24
Capital injection from ultimate holding company to Target Assets and Businesses (note 35(c)(i))	—	—	33,788	—	—	—	—	33,788	—	33,788
Others	—	—	—	—	1,060	—	(1,060)	—	—	—

As of December 31, 2013 (As restated)	2,142	387,243	(230,014)	72	(607)	235,770	424,565	819,171	1,952	821,123

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2014 (As previously reported)	2,142	387,243	(293,052)	72	(600)	235,749	457,219	788,773	1,951	790,724
Adjusted for business combination under common control (note 2(b))	—	—	63,038	—	(7)	21	(32,654)	30,398	1	30,399

As of January 1, 2014 (As restated)	2,142	387,243	(230,014)	72	(607)	235,770	424,565	819,171	1,952	821,123

Changes in equity for 2014:
Profit for the year	—	—	—	—	—	—	109,218	109,218	125	109,343
Other comprehensive income/(loss)	—	—	1,224	—	(169)	—	—	1,055	—	1,055

Total comprehensive income/(loss) for the year	—	—	1,224	—	(169)	—	109,218	110,273	125	110,398

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(26,044)	(26,044)	(10)	(26,054)
Dividends declared in respect of current year (note 35(a)(i))	—	—	—	—	—	—	(24,880)	(24,880)	—	(24,880)
Shares issued under share option scheme (note 35(b))	9,279	2,073	(3,137)	—	—	—	—	8,215	—	8,215
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	23,172	(22,991)	181	—	181
Transfer between reserves upon expiry of options (note 34(b))	—	—	(27)	—	—	—	27	—	—	—
Transition to no-par value regime (note 35(b))	389,316	(389,316)	—	—	—	—	—	—	—	—
Others	—	—	—	—	8	—	(8)	—	—	—

As of December 31, 2014 (As restated)	400,737	—	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2015 (As previously reported)	400,737	—	(294,992)	72	(761)	258,918	492,602	856,576	2,067	858,643
Adjusted for business combination under common control (note 2(b))	—	—	63,038	—	(7)	24	(32,715)	30,340	—	30,340

As of January 1, 2015 (As restated)	400,737	—	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983

Changes in equity for 2015:
Profit for the year	—	—	—	—	—	—	108,539	108,539	116	108,655
Other comprehensive income	—	—	901	—	603	—	—	1,504	—	1,504

Total comprehensive income for the year	—	—	901	—	603	—	108,539	110,043	116	110,159

Dividends approved in respect of previous year (note 35(a)(ii))	—	—	—	—	—	—	(22,283)	(22,283)	(21)	(22,304)
Dividends declared in respect of current year (note 35(a)(i))	—	—	—	—	—	—	(25,629)	(25,629)	—	(25,629)
Shares issued under share option scheme (note 35(b))	1,393	—	(369)	—	—	—	—	1,024	—	1,024
Transfer to PRC statutory reserves (note 35(c)(ii))	—	—	—	—	—	20,542	(20,502)	40	—	40
Transfer between reserves upon expiry of options (note 34(b))	—	—	(92)	—	—	—	92	—	—	—
Consideration for business combination under common control (note 2(b))	—	—	(31,967)	—	—	—	—	(31,967)	—	(31,967)
Transfer of assets of entities under common control to the ultimate holding company (note 2(b))	—	—	(808)	—	—	—	—	(808)	—	(808)
Capital injection from non-controlling interests of a subsidiary	—	—	—	—	—	—	—	—	870	870

As of December 31, 2015	402,130	—	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

(Expressed in RMB)

	Note	2015	2014	2013
			As restated	As restated
			(Note 2(b))	(Note 2(b))
		Million	Million	Million

Operating activities

Profit before taxation		143,734	142,522	153,649
Adjustments for:
- Depreciation of property, plant and equipment		136,832	122,805	111,493
- Amortization of other intangible assets	6	274	112	80
- Amortization of land lease prepayments	16	426	407	387
- Gain on the transfer of Tower Assets	7	(15,525)	—	—
- Gain on disposal of property, plant and equipment	6	(4)	(1)	(3)
- Write-off and impairment of property, plant and equipment	6	7,614	2,383	5,145
- Impairment loss of doubtful accounts	6	4,839	5,536	5,126
- Write-down of inventories	6	272	293	202
- Interest income		(15,852)	(16,270)	(15,368)
- Finance costs	9	455	487	1,195
- Dividend income from unlisted securities	8	(11)	—	(34)
- Share of profit of investments accounted for using the equity method	19	(8,090)	(8,248)	(7,063)
- Unrealized exchange loss/(gain), net		182	80	(58)
- Loss on disposal of a subsidiary		—	—	18
- Impairment loss of goodwill	6	—	1,594	—
- Gain on disposal of other financial assets		(14)	—	—

Operating cash flows before changes in working capital		255,132	251,700	254,769
Increase in inventories		(1,005)	(271)	(2,113)
Increase in accounts receivable		(5,830)	(8,165)	(7,288)
Increase in other receivables		(1,341)	(960)	(239)
Decrease/(increase) in prepayments and other current assets		276	(8,010)	(2,217)
(Increase)/decrease in amount due from ultimate holding company		(135)	(18)	12
(Decrease)/increase in accounts payable		(6,832)	8,191	3,498
Increase/(decrease) in bills payable		12	(144)	(563)
Increase in deferred revenue		14,005	1,200	4,205
Increase in accrued expenses and other payables		18,633	7,722	20,088
(Decrease)/increase in amount due to ultimate holding company		(32)	4,249	(17)

Cash generated from operations		272,883	255,494	270,135

Tax paid
- Hong Kong profits tax paid		(232)	(272)	(27)
- PRC enterprise income tax paid		(37,562)	(38,784)	(43,203)

Net cash generated from operating activities		235,089	216,438	226,905

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2015	2014	2013
			As restated	As restated
			(Note 2(b))	(Note 2(b))
		Million	Million	Million

Investing activities

Capital expenditure		(172,243)	(174,673)	(148,063)
Land lease prepayments		(1,450)	(1,028)	(1,058)
Acquisition of other intangible assets		(212)	(23)	(355)
Proceeds from disposal of property, plant and equipment		7	2	50
Decrease/(increase) in bank deposits		30,177	21,620	(42,632)
Decrease/(increase) in restricted bank deposits		4,877	(2,609)	(1,399)
Interest received		15,655	14,513	12,472
Proceeds from disposal of a joint venture		—	—	6
Proceeds from disposal of a subsidiary		—	—	124
Payment for investment accounted for using the equity method	19	(376)	(9,508)	(1,363)
Dividends received from associates	19	2,842	2,476	2,062
Dividends received from unlisted securities	8	11	—	34
Purchase of available-for-sale financial assets		(24,965)	(2,000)	—
Maturity of available-for-sale financial assets		8,294	—	—
Short-term loans granted by China Mobile Finance and other investments	25	(5,500)	—	—
Proceeds from disposal of other financial assets		140	—	—

Net cash used in investing activities		(142,743)	(151,230)	(180,122)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2015	2014	2013
			As restated	As restated
			(Note 2(b))	(Note 2(b))
		Million	Million	Million

Financing activities

Proceeds from issuance of shares under share option scheme	35(b)	1,024	8,215	43
Capital injection from ultimate holding company to Target Assets and Businesses	35(c)(i)	—	—	33,788
Capital injection from non-controlling shareholders of a subsidiary		870	—	—
Interest paid		(442)	(480)	(1,284)
Dividends paid to the Company’s equity shareholders	35(a)	(47,912)	(50,924)	(55,491)
Dividends paid to non-controlling shareholders of subsidiaries		(21)	(10)	(21)
Consideration for business combination under common control	2(b)	(31,880)	—	—
Proceeds from entrusted loans	36(a)	8,592	10,242	43,661
Repayment of entrusted loans	36(a)	(18,834)	(9,573)	(67,875)
Short-term deposits placed by ultimate holding company	36(a)	7,274	—	—
Maturity of short-term deposits placed by ultimate holding company	36(a)	(4,181)	—	—
Repayment of bonds	33	(1,000)	—	—
Repayment of deferred considerations and other borrowings		—	—	(24,133)

Net cash used in financing activities		(86,510)	(42,530)	(71,312)

Net increase/(decrease) in cash and cash equivalents		5,836	22,678	(24,529)

Cash and cash equivalents at beginning of year		73,812	51,180	75,764

Effect of changes in foreign exchange rate		194	(46)	(55)

Cash and cash equivalents at end of year	29	79,842	73,812	51,180

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB125,210,000,000 (2014: RMB120,327,000,000; 2013: RMB103,001,000,000) to equipment suppliers as of December 31, 2015 for additions of construction in progress during the year then ended.

On October 31, 2015, the Group completed the transfer of its telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). In addition to 45,151,000,000 equity shares at a par value of RMB1 per share issued to the Group by China Tower to pay the consideration, China Tower would also pay cash consideration of RMB57,585,000,000. In February 2016, China Tower has paid RMB5,000,000,000, and the remaining balance of cash consideration is deferred and will be settled before December 31, 2017. See note 7 for details.

The notes on pages F-16 to F-97 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (For the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Corporation (“CMCC”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation

The consolidated financial statements comprise the Group and the Group’s interest in associates and joint ventures.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation (Continued)

Acquisition of Target Assets and Businesses from China Tietong Telecommunications Corporation

On November 27, 2015, China Mobile TieTong Company Limited (“CM TieTong”), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with China Tietong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of CMCC, under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations (“Target Assets and Businesses”). The final consideration for the acquisition of the Target Assets and Businesses based on the acquisition agreement was RMB31,967,000,000. The acquisition was completed on December 31, 2015 (“Completion Date”).

The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by CMCC.

Under IFRSs, the acquisition of the Target Assets and Businesses was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (note 2(c)). Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the Target Assets and Businesses acquired had always been part of the Group. As a result, the Group has restated the 2013 and 2014 comparative amounts of the consolidated statements of comprehensive income by including the operating results of Target Assets and Businesses and eliminating its transactions with the Target Assets and Businesses, as if the acquisition had been completed on the earliest date of the periods being presented, i.e., January 1, 2013. The consolidated balance sheets of the Group as of December 31, 2014 was restated to include the assets and liabilities of Target Assets and Businesses. Certain assets that had not been acquired by the Group were included in the consolidated financial statements before the Completion Date, as they formed an integral part of the Target Assets and Businesses. Upon the completion of the acquisition of the Target Assets and Businesses on December 31, 2015, these assets amounting to RMB808,000,000 were recorded as a distribution to the ultimate holding company.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation (Continued)

Acquisition of the Target Assets and Businesses from China Tietong Telecommunications Corporation (Continued)

The following is a reconciliation of the effect arising from the common control combination on the consolidated statements of comprehensive income and consolidated balance sheets in connection with the acquisition of Target Assets and Businesses:

	The Group As previously reported	Effect arising from acquisition of Target Assets and Businesses	The Group As restated
	Million	Million	Million

Profit for the year ended December 31, 2013	121,803	(4,900)	116,903

Profit for the year ended December 31, 2014	109,405	(62)	109,343
Net assets as of December 31, 2014	858,643	30,340	888,983

	The Group	Effect arising from acquisition of Target Assets and Businesses	The Group As reported
	Million	Million	Million

Profit for the year ended December 31, 2015	108,661	(6)	108,655
Net assets as of December 31, 2015	890,828	29,540	920,368

The effect arising from the acquisition of Target Assets and Businesses has included the operating results, assets and liabilities of Target Assets and Businesses and the elimination on its transactions with the Group. The effect amounting to RMB29,540,000,000 as of December 31, 2015 was offset by the cash consideration of RMB31,967,000,000, resulting a decrease of RMB2,427,000,000 in the Group’s net assets.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests

(i)	Subsidiaries

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests (Continued)

(ii)	Business combination other than under common control

The Group applies the acquisition method to account for business combination of entities and businesses which are not under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

(iii)	Business combination under common control

Under IFRSs, the Group use merger accounting to account for the business combination of entities and businesses under common control in accordance with AG 5.

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The assets and liabilities of the combining entities or businesses are combined using the carrying book values from the controlling parties’ perspective. No amount is recognized in consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the consideration at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which they were incurred.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Investments accounted for using the equity method

Investments accounted for using the equity method include investment in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss of investments accounted for using the equity method in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statements of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associates or joint ventures.

Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates or joint ventures would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

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

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leased assets (Continued)

(iv)	Sale and leaseback

A sale and leaseback transaction involves the sale of an asset and the leasing back of the same asset. The accounting treatment of a sale and leaseback transaction depends upon the type of lease involved. If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount shall not be immediately recognized as income by a seller-lessee. Instead, it shall be deferred and amortized over the lease term. If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss shall be recognized immediately. If the sale price is below fair value, any profit or loss shall be recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value shall be deferred and amortized over the period for which the asset is expected to be used.

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

If any such evidence exists, any impairment loss is determined and recognized as follows:

–

For investment accounted for using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Deferred revenue

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

Cash and cash equivalents comprise bank deposits with original maturity within three months, cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

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

(iii)	for offerings which include the provision of services and sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and

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

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund (“MPF”) Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000 (HK$25,000 prior to June 2014). Such contributions are recognized as an expense in profit or loss as incurred.

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

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account (share premium account before March 3, 2014)) or the option expires (when it is released directly to retained profits).

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

The functional currency of major entities within the Group is RMB. The Group adopted RMB as its presentation currency in the preparation of the financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.

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

For the purpose of the consolidated statements of cash flows, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

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

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

(ab)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

3	CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain amended IFRS effective for accounting period beginning on January 1, 2015. Details of the adoption are as follows:

–	Amendment to IAS 19, “Employee Benefits”.

–

Amendments from annual improvements to IFRSs 2010–2012 Cycle, on IFRS 8, “Operating Segments”, IAS 16, “Property, Plant and Equipment”, IAS 38, “Intangible Assets” and IAS 24, “Related Party Disclosures”.

–	Amendments from annual improvements to IFRSs 2011–2013 Cycle, on IFRS 3, “Business Combinations”, IFRS 13, “Fair Value Measurement” and IAS 40, “Investment Property”.

The adoption of the above amended standards did not have material impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 41).

4	OPERATING REVENUE

	2015	2014	2013
		As restated	As restated
	Million	Million	Million

Revenue from telecommunications services
Voice services	261,896	313,476	360,425
Data services	303,425	258,462	211,973
Others	18,768	19,664	28,026

	584,089	591,602	600,424

Revenue from sales of products and others	84,246	59,907	39,624

	668,335	651,509	640,048

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

5	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2015	2014	2013
		As restated	As restated
	Million	Million	Million

Salaries, wages, labor service expenses and other benefits	67,622	64,715	61,834
Retirement costs: contributions to defined contribution retirement plans	7,183	5,670	4,847

	74,805	70,385	66,681

In accordance with requirements of reducing the proportion of labor sourced by third parties that provide services to the Group (“outsourcing labor”) among total labor under “Amendment to Labor Contract Law of the PRC” and its associated rules and regulations, the Group has made adjustment on the structure of employees and outsourcing labor. Such adjustment leads to the increase in number of employees and the decrease in number of outsourcing labor in 2015. In order to reasonably reflect the composition and fluctuation of employee benefit and related expenses, the Group presents employee benefit and related expenses by combining personnel expenses and labor service expenses, the latter of which was presented under other operating expenses prior to 2015. The comparative figures have been presented on the same basis.

6	OTHER OPERATING EXPENSES

		2015	2014	2013
	Note		As restated	As restated
		Million	Million	Million

Maintenance		53,991	52,883	45,981
Impairment loss of doubtful accounts		4,839	5,536	5,126
Impairment loss of goodwill (note 17)		—	1,594	—
Write-down of inventories		272	293	202
Amortization of other intangible assets		274	112	80
Operating lease charges
- land and buildings		13,447	12,722	11,025
- others	(i)	6,186	4,834	3,858
Gain on disposal of property, plant and equipment		(4)	(1)	(3)
Write-off and impairment of property, plant and equipment (note 14)		7,614	2,383	5,145
Auditors’ remuneration
- audit services	(ii)	97	91	85
- tax services		1	—	1
- other services		4	6	6
Others	(iii)	75,572	71,051	65,017

		162,293	151,504	136,523

Note:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America with the service fee amount of RMB20,000,000 (2014: RMB20,000,000; 2013: RMB18,000,000).
(iii)	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, and other miscellaneous expenses.

7	GAIN ON THE TRANSFER OF TOWER ASSETS

In 2014, China Mobile Communication Co., Ltd. (“CMC”), a wholly-owned subsidiary of the Company, entered into an agreement with China United Network Communications Corporation Limited (“China Unicom”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower. Pursuant to the agreement, CMC contributed RMB4,000,000,000 in cash, which represents 40.0% of the registered capital of China Tower upon its establishment. China Tower engages in construction, maintenance and operation of telecommunications towers. The Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of China Tower.

On October 14, 2015, CMC, jointly with China Unicom, China Telecom, and China Reform Holdings Corporation Ltd. (“CRHC”), entered into an agreement with China Tower, pursuant to which China Tower (i) purchased telecommunications towers and related assets (“Tower Assets”) from CMC, China Unicom and China Telecom and (ii) issued new equity shares to CRHC. The consideration of Tower Assets was determined based on the appraised value and subject to adjustment in accordance with the terms of the transaction agreement by each party as of the date of delivery. China Tower agreed to settle the consideration by way of issuing its equity shares to each party, plus cash consideration equalling to the excess of total consideration over the amount settled by equity shares. Upon completion of the above transactions, China Tower would be owned by CMC, China Unicom, China Telecom and CRHC with their respective shares of equity interests of 38.0%, 28.1%, 27.9% and 6.0%.

On October 31, 2015, CMC completed the transfer of its Tower Assets to China Tower. In return, China Tower issued 45,151,000,000 equity shares at a par value of RMB1 per share to CMC. In addition, China Tower shall pay CMC the remaining cash consideration of RMB57,585,000,000, within which China Tower has made the first payment of RMB5,000,000,000 in February 2016. The remaining balance of cash consideration amounting to RMB52,585,000,000 is deferred and to be settled before December 31, 2017. In addition, China Tower will pay interest associated with the unpaid cash consideration to CMC from November 1, 2015 at a pre-determined interest rate, which is 90% of the financial institution’s one year benchmark lending rate announced by the People’s Bank of China (“PBOC”) on the completion date of the transaction, i.e. October 31, 2015.

7	GAIN ON THE TRANSFER OF TOWER ASSETS (CONTINUED)

The gain arising from the transfer of CMC’s Tower Assets, which has eliminated unrealized profits due to the Group’s interest in China Tower, is recorded as “Gain on the transfer of Tower Assets” in the consolidated statements of comprehensive income for the year ended December 31, 2015. The following table summarizes the calculation of the gain on the transfer of Tower Assets:

2015
Million

Total consideration	102,736
- Consideration in equity shares	45,151
- Consideration in cash, deferred and undiscounted	57,585
Net book value of the Tower Assets	(78,763)
Taxes, surcharges and others	(2,260)
Elimination of unrealized profits resulting from transactions between the Group and its associate	(6,188)

Gain on the transfer of Tower Assets	15,525

The gain, net of taxation, on transfer of Tower Assets, after considering the income tax effect associated with the transfer of Tower Assets, amounted to RMB10,096,000,000.

Upon the completion of the transfer of Tower Assets, based on the proposed pricing calculation mechanism of Tower Assets’ usage and the actual usage, the Company has accrued the corresponding expense of approximately RMB5,563,000,000 in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2015.

8	OTHER GAINS

	2015	2014	2013
		As restated	As restated
	Million	Million	Million

Penalty income	658	515	411
Dividend income from unlisted securities	11	—	34
Others	1,131	656	544

	1,800	1,171	989

9	FINANCE COSTS

	2015	2014	2013
		As restated	As restated
	Million	Million	Million

Interest on bonds	257	274	273
Interest on entrusted loans and bank deposits (note 36(a))	194	211	862
Others	4	2	122

Total borrowings costs	455	487	1,257
Less: Amount capitalized as construction in progress	—	—	(62)

	455	487	1,195

10	DIRECTORS’ REMUNERATION

Directors’ remuneration is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2015 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing*	—	106.7	30.0	136.7
XI Guohua**	—	376.6	113.0	489.6
LI Yue (Chief Executive Officer)	—	437.1	137.8	574.9
XUE Taohai	—	386.9	134.6	521.5
HUANG Wenlin***	—	138.8	21.6	160.4
SHA Yuejia	—	365.4	132.7	498.1
LIU Aili	—	365.4	132.7	498.1

	—	2,176.9	702.4	2,879.3

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui	325.0	—	—	325.0
WONG Kwong Shing, Frank	470.0	—	—	470.0
CHENG Mo Chi, Moses	440.0	—	—	440.0
CHOW Man Yiu, Paul	330.0	—	—	330.0

	1,565.0	—	—	1,565.0

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2014 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua	180	1,174	565	256	2,175
LI Yue (Chief Executive Officer)	180	1,067	513	234	1,994
XUE Taohai	180	960	462	210	1,812
HUANG Wenlin	180	960	462	210	1,812
SHA Yuejia	180	960	462	210	1,812
LIU Aili	180	960	462	210	1,812

Independent non-executive directors

LO Ka Shui	325	—	—	—	325
WONG Kwong Shing, Frank	470	—	—	—	470
CHENG Mo Chi, Moses	440	—	—	—	440
CHOW Man Yiu, Paul	330	—	—	—	330

	2,645	6,081	2,926	1,330	12,982

10	DIRECTORS’ REMUNERATION (CONTINUED)

Directors’ remuneration is as follows (Continued):

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2013 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua	180	1,174	634	287	2,275
LI Yue (Chief Executive Officer)	180	1,067	577	263	2,087
XUE Taohai	180	960	520	237	1,897
HUANG Wenlin	180	960	520	237	1,897
SHA Yuejia	180	960	520	236	1,896
LIU Aili	180	960	520	236	1,896

Independent non-executive directors

LO Ka Shui	399	—	—	—	399
WONG Kwong Shing, Frank	458	—	—	—	458
CHENG Mo Chi, Moses	440	—	—	—	440
CHOW Man Yiu, Paul****	194	—	—	—	194

	2,571	6,081	3,291	1,496	13,439

*	Mr. SHANG Bing was appointed as an executive director and chairman of the Company with effect from September 10, 2015.

**	Mr. XI Guohua resigned from the position as executive director and chairman of the Company with effect from August 24, 2015.

***	Madam HUANG Wenlin resigned from the position as executive director of the Company with effect from March 19, 2015.

****	Mr. Paul CHOW Man Yiu has been appointed as an Independent Non-executive Director of the Company with effect from May 30, 2013.

In 2015, executive directors of the Company voluntarily waived their directors’ fees.

The unpaid portion of executive directors’ performance related bonuses for 2015 will be paid based on the evaluation conducted in 2016, and the additional bonuses related to their term of service will be paid based on the evaluation conducted upon the completion of three-year evaluation period.

11	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the year ended December 31, 2013 and 2014, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 10.

For the year ended December 31, 2015, none of the five individuals with the highest emoluments in the Group are directors. The emoluments payable to the five individuals during 2015 are as follows:

2015
(Expressed in RMB)	’000

Salaries, allowances and benefits in kind	8,134.8
Performance related bonuses	1,814.1
Retirement scheme contributions	148.2

10,097.1

The emoluments fell within the following bands:

Number of individuals
2015

Emolument bands (in RMB)
1,500,001 - 2,000,000	4
2,000,001 - 2,500,000	1

12	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

		2015	2014	2013
	Note		As restated	As restated
		Million	Million	Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	164	113	173
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	39,588	36,204	40,420

		39,752	36,317	40,593

Deferred tax

Origination and reversal of temporary differences (note 20)	(iii)	(4,673)	(3,138)	(3,847)

		35,079	33,179	36,746

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2014: 16.5%; 2013: 16.5%) of the estimated assessable profits for the year ended December 31, 2015.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2014: 25%; 2013: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2015. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2014: 15%; 2013: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On April 22, 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

12	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2015	2014	2013
		As restated	As restated
	Million	Million	Million
Profit before taxation	143,734	142,522	153,649
Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (note)	35,934	35,631	38,412
Tax effect of non-taxable items
- Share of profit of associates	(2,023)	(2,062)	(1,766)
- Interest income	(31)	(26)	(31)
Tax effect of non-deductible expenses on the PRC operations	986	693	548
Tax effect of non-deductible expenses on Hong Kong operations	68	46	54
Rate differential of certain PRC operations (note 12(a)(ii))	(1,576)	(1,329)	(1,243)
Rate differential on Hong Kong operations	(122)	(107)	(95)
Tax effect of goodwill impairment loss	—	398	—
Tax credit on purchase of domestic telecommunications equipment	—	—	(9)
Tax effect of unrecognized temporary difference	98	—	533
Tax effect of unrecognized tax loss for which no deferred tax asset was recognized	356	116	98
Tax effect on the eliminated unrealized profits related to the transfer of Tower Assets	1,547	—	—
Others	(158)	(181)	245

Taxation	35,079	33,179	36,746

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

13	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,539,000,000 (2014: RMB109,218,000,000; 2013: RMB116,791,000,000) and the weighted average number of 20,473,119,088 shares (2014: 20,293,253,516 shares; 2013: 20,101,232,387 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2015	2014	2013
	Number of shares	Number of shares	Number of shares

Issued shares as of January 1	20,438,426,514	20,102,539,665	20,100,340,600
Effect of share options exercised	34,692,574	190,713,851	891,787

Weighted average number of shares in issue during the year	20,473,119,088	20,293,253,516	20,101,232,387

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,539,000,000 (2014: RMB109,218,000,000; 2013: RMB116,791,000,000) and the weighted average number of 20,479,705,763 shares (2014: 20,408,441,343 shares; 2013: 20,343,120,320 shares), calculated as follows:

Weighted average number of shares (diluted)

	2015	2014	2013
	Number of shares	Number of shares	Number of shares

Weighted average number of shares in issue during the year	20,473,119,088	20,293,253,516	20,101,232,387
Dilutive equivalent shares arising from share options	6,586,675	115,187,827	241,887,933

Weighted average number of shares (diluted) during the year	20,479,705,763	20,408,441,343	20,343,120,320

14	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2014 (As previously reported)	126,205	927,634	19,334	1,073,173
Acquisition of Target Assets and Businesses (note 2(b))	3,735	76,876	830	81,441

As of January 1, 2014 (As restated)	129,940	1,004,510	20,164	1,154,614

Additions	184	801	835	1,820
Transferred from construction in progress	13,906	191,950	1,998	207,854
Disposals	(3)	(7)	(10)	(20)
Assets written-off	(431)	(42,416)	(1,450)	(44,297)
Exchange differences	6	10	—	16

As of December 31, 2014 (As restated)	143,602	1,154,848	21,537	1,319,987

As of January 1, 2015 (As previously reported)	139,851	1,074,593	20,611	1,235,055
Acquisition of Target Assets and Businesses (note 2(b))	3,751	80,255	926	84,932

As of January 1, 2015 (As restated)	143,602	1,154,848	21,537	1,319,987
Additions	119	837	580	1,536
Transferred from construction in progress	13,225	178,285	2,099	193,609
Transfer of Tower Assets to China Tower (note 7)	(25,014)	(133,164)	(212)	(158,390)
Disposals	(1)	(84)	(24)	(109)
Assets written-off	(2,588)	(26,130)	(1,199)	(29,917)
Exchange differences	117	211	3	331

As of December 31, 2015	129,460	1,174,803	22,784	1,327,047

Accumulated depreciation and impairment:

As of January 1, 2014 (As previously reported)	33,325	548,690	11,931	593,946
Acquisition of Target Assets and Businesses (note 2(b))	1,464	38,094	539	40,097

As of January 1, 2014 (As restated)	34,789	586,784	12,470	634,043
Charge for the year	5,997	114,243	2,604	122,844
Written back on disposals	(1)	(7)	(9)	(17)
Assets written-off	(389)	(40,190)	(1,335)	(41,914)
Exchange differences	3	5	—	8

As of December 31, 2014 (As restated)	40,399	660,835	13,730	714,964

As of January 1, 2015 (As previously reported)	38,796	618,275	13,189	670,260
Acquisition of Target Assets and Businesses (note 2(b))	1,603	42,560	541	44,704

As of January 1, 2015 (As restated)	40,399	660,835	13,730	714,964
Charge for the year	6,542	127,888	2,428	136,858
Transfer of Tower Assets to China Tower (note 7)	(8,317)	(80,765)	(97)	(89,179)
Written back on disposals	(1)	(84)	(21)	(106)
Assets written-off and impairment loss	(1,813)	(18,456)	(1,014)	(21,283)
Exchange differences	15	146	1	162

As of December 31, 2015	36,825	689,564	15,027	741,416

Net book value:
As of December 31, 2015	92,635	485,239	7,757	585,631

As of December 31, 2014 (As restated)	103,203	494,013	7,807	605,023

14	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

During 2015, CMC transferred its Tower Assets including property, plant and equipment with cost and accumulated depreciation and impairment of RMB158,390,000,000 and RMB89,179,000,000, respectively, to China Tower. The gain arising from the transfer of the Tower Assets is recorded as “Gain on the transfer of Tower Assets” in the consolidated statements of comprehensive income for the year ended December 31, 2015. Please refer to note 7 for details.

Write-off of property, plant and equipment mainly represents the retirement of individual network asset due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned or demolished. Total net book value of such assets written off was RMB2,667,000,000 in 2015 (2014: RMB2,383,000,000; 2013: RMB3,021,000,000), including the assets of net book value amounting to RMB765,000,000 attributable to the ultimate holding company. These assets were disposed at scrap value.

With the rapid growth of the Group’s 4G operation in 2015, the strategy of ramping up the internet connection speed with lower tariff, continuing technology changes, and further development of wireline broadband business, management anticipates more pressure on the growth and profitability of the Wireless Local Area Network (“WLAN”) business. Therefore, management performed impairment testing on the WLAN and related terminal transmission equipment (“WLAN Equipment”) as of December 31, 2015. For the impairment testing purpose, the recoverable values of WLAN Equipment was determined based on value-in-use calculations, i.e. the present value of estimated future net cash flows expected to arise from the continuing use of the WLAN Equipment. In estimating the present value of future net cash flows, after considering the historical results, the prevailing market trends and the expected remaining useful lives of related WLAN Equipment, the Group has made key assumptions and estimates on the appropriate pre-tax discount rate of 10%, the period covered by the cash flow forecast of 3 years, and the estimated decrease in revenue by 10% per annum on average. Based on the impairment testing results, the Group recognized an impairment loss of RMB5,967,000,000 for the year ended December 31, 2015 (2014: nil; 2013: nil).

15	CONSTRUCTION IN PROGRESS

	2015	2014
		As restated
	Million	Million

As of January 1	95,110	91,600
Additions	192,737	211,364
Transferred to property, plant and equipment	(193,609)	(207,854)
Transfer of Tower Assets to China Tower (note 7)	(6,226)	—

As of December 31	88,012	95,110

Construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed as of December 31, 2015.

16	LAND LEASE PREPAYMENTS AND OTHERS

For the year ended December 31, 2015, the land lease prepayments expensed in the profit or loss amounted to approximately RMB426,000,000 (2014: approximately RMB407,000,000; 2013: approximately RMB387,000,000).

17	GOODWILL

	2015	2014
		As restated
	Million	Million

As of January 1	35,343	36,937
Impairment	—	(1,594)

As of December 31	35,343	35,343

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

17	GOODWILL (CONTINUED)

Impairment	tests for goodwill (Continued)

As of December 31, 2015, the goodwill of RMB35,300,000,000 is attributable to the cash-generating unit in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the value-in-use calculations. Value-in-use is calculated by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2020 with subsequent transition to perpetuity. For the five years ending December 31, 2020, the average growth rate is assumed 1.5% for the operation in Mainland China. For the years beyond December 31, 2020, the assumed continual growth rates to perpetuity of 1% is used for the operation in Mainland China. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 12%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

For the year ended December 31, 2014, with the development of the 4G operation in Hong Kong, the competition in Hong Kong telecommunications market had become increasingly fierce. Management anticipated more pressure on the operating performance in future considering the necessity of investment in capital expenditure and increased marketing expenses to sustain the development of business. As a result, the management made a provision for impairment loss of goodwill amounting to RMB1,594,000,000 in relation to the operation in Hong Kong based on the annual impairment test result.

18	SUBSIDIARIES

The following list contains only the particulars of subsidiaries as of December 31, 2015, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company

CMC * *	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	PRC	RMB5,594,840,700	—	100%	Mobile telecom- munications operator

China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	—	100%	Mobile telecom- munications operator

China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	—	100%	Mobile telecom- munications operator

China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	—	100%	Mobile telecom- munications operator

China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	—	100%	Mobile telecom- munications operator

China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	—	100%	Mobile telecom- munications operator

China Mobile Group Beijing Co., Ltd. (“Beijing Mobile”)	PRC	RMB6,124,696,053	—	100%	Mobile telecom- munications operator

China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	—	100%	Mobile telecom- munications operator

China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	—	100%	Mobile telecom- munications operator

China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	—	100%	Mobile telecom- munications operator

China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	—	100%	Mobile telecom- munications operator

China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	—	100%	Mobile telecom- munications operator

China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	—	100%	Mobile telecom- munications operator

China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	—	100%	Mobile telecom- munications operator

China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	—	100%	Mobile telecom- munications operator

China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	—	100%	Mobile telecom- munications operator

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	—	100%	Mobile telecom- munications operator

China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	—	100%	Mobile telecom- munications operator

China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	—	100%	Mobile telecom- munications operator

China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	—	100%	Mobile telecom- munications operator

China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	—	100%	Mobile telecom- munications operator

China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	—	100%	Mobile telecom- munications operator

China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	—	100%	Mobile telecom- munications operator

China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	—	100%	Mobile telecom- munications operator

China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	—	100%	Mobile telecom- munications operator

China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	—	100%	Mobile telecom- munications operator

China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	—	100%	Mobile telecom- munications operator

China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	—	100%	Mobile telecom- munications operator

China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	—	100%	Mobile telecom- munications operator

China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	—	100%	Mobile telecom- munications operator

China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	—	100%	Mobile telecom- munications operator

China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Holding Company Limited * *	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited * *	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited #	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited * * #	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited * * #	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited * * #	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited * * *	PRC	US$3,800,000	—	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited (“CMHK”)	Hong Kong	HK$951,046,930	—	100%	Provision of mobile telecommunications and related services

China Mobile International Holdings Limited (“CMI Holdings”)	Hong Kong	HK$10,500,000,000	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$3,000,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Device Co., Ltd.	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and sale of related products

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”) # #	PRC	RMB11,627,783,669	—	92%	Provision of non-banking financial services

China Mobile M2M Company Limited (“M2M Company”)	PRC	RMB1,000,000,000	—	100%	Provision of network services

China Mobile (Suzhou) Software Technology Co., Ltd.	PRC	RMB700,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile (Hangzhou) Information Technology Co., Ltd.	PRC	RMB900,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile Online Service Co., Ltd.	PRC	RMB50,000,000	—	100%	Provision of call center services

MIGU Company Limited	PRC	RMB5,500,000,000	—	100%	Provision of Mobile Internet digital content services

CM TieTong	PRC	RMB15,000,000,000	—	100%	Provision of telecommunications services

China Mobile Internet Company Limited	PRC	RMB2,000,000,000	—	100%	Provision of value added telecommunications services

*	The nature of all the legal entities established in the PRC is limited liability company.

**	Companies registered as wholly owned foreign enterprises in the PRC.

***	Company registered as a sino-foreign equity joint venture in the PRC.

#	Effective interest held by the Group is 66.41%.

# #	China Mobile Finance was established by CMCC and Beijing Mobile, a wholly-owned subsidiary of the Company, with original equity interest of 8% and 92%, respectively. In 2015, China Mobile Finance received capital injections from CMCC and CMC, after which the equity interest held by CMCC, CMC and Beijing Mobile are 8.00%, 52.44% and 39.56% respectively.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of December 31, 2015	As of December 31, 2014
	Million	As restated Million

Associates	115,558	70,451
Joint ventures	375	—

	115,933	70,451

Details of major associates are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal Activity

Unlisted company

China Tower	PRC	38%	Construction, maintenance and operation of telecommunications towers

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	20%	Provision of banking services

IFLYTEK Co., Ltd. (“IFLYTEK”)	PRC	14%	Provision of Chinese speech and language technology products and services

True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

During 2014, CMI Holdings, a wholly-owned subsidiary of the Company subscribed for 4,429,427,068 ordinary shares of True Corporation (a fully-integrated, nationwide telecommunications service provider in Thailand) at the price of Baht6.45 per share with a total consideration of Baht28.57 billion (equivalent to approximately RMB5.51 billion). Upon the completion of the subscription, CMI Holdings owns 18% of the share capital and has become the second largest shareholder of True Corporation and two designees nominated by CMI Holdings have been appointed as directors of True Corporation. Accordingly, the Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of True Corporation.

Also in 2014, China Tower was established, of which the Group owns 40.0% of the registered capital upon establishment. In 2015, upon the completion of the transaction of transfer of Tower Assets to China Tower (see note 7), the Group owns 38.0% of the equity interest in China Tower. The Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of China Tower.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Summary financial information on principal associates:

	SPD Bank
	As of December 31
	2015	2014
	Million	Million
Total assets	5,044,352	4,195,924
Total liabilities	4,725,752	3,932,639
Total equity	318,600	263,285

Total equity attributable to ordinary equity shareholders	285,250	245,209
Percentage of ownership of the Group	20%	20%

Total equity attributable to the Group	57,050	49,042
The impact of fair value adjustments at the time of acquisition and goodwill	9,361	10,512

Interest in associates	66,411	59,554

	IFLYTEK		True Corporation		China Tower
	As of December 31		As of December 31		As of December 31
	2015	2014	2015	2014	2015	2014
	Million	Million	Million	Million	Million	Million
Total current assets	4,767	2,565	14,038	16,487	38,586	9,676
Total non-current assets	3,623	2,605	36,959	27,428	231,793	454
Total current liabilities	1,601	1,076	20,158	22,026	47,717	244
Total non-current liabilities	266	193	17,279	8,608	96,535	—
Total equity	6,523	3,901	13,560	13,281	126,127	9,886

Total equity attributable to equity shareholders	6,268	3,707	13,441	13,170	126,127	9,886
Percentage of ownership of the Group	14%	15%	18%	18%	38%	40%

Total equity attributable to the Group	878	556	2,419	2,371	47,928	3,954
The impact of fair value adjustments at the time of acquisition and goodwill	827	876	3,077	3,133	—	—
Elimination of unrealized profits resulting from transfer of Tower Assets and its realisation	—	—	—	—	(5,989)	—

Interest in associates	1,705	1,432	5,496	5,504	41,939	3,954

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Summary financial information on principal associates (Continued):

	SPD Bank			IFLYTEK
	2015	2014	2013	2015	2014	2013
	Million	Million	Million	Million	Million	Million
Revenue	146,550	123,181	100,015	2,501	1,775	1,254
Profit before taxation	66,877	62,030	53,849	465	434	321
Profit attributable to ordinary equity shareholders for the year	49,704	47,026	40,922	425	379	279
Other comprehensive income	4,458	6,119	(3,835)	—	—	—
Total comprehensive income	54,162	53,145	37,087	425	379	279
Dividends received from associates	2,824	2,462	2,052	18	14	10

	True Corporation		China Tower
	2015	2014	2015	2014
	Million	Million	Million	Million
Revenue	21,416	20,447	10,325	—
Profit/(loss) before taxation	839	(129)	(3,864)	(114)
Profit/(loss) for the year	795	267	(2,944)	(114)
Other comprehensive income	—	—	—	—
Total comprehensive income/(loss)	795	267	(2,944)	(114)
Dividends received from associates	—	—	—	—

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As of December 31, 2015		As of December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

SPD Bank	66,411	68,160	59,554	58,535
IFLYTEK	1,705	6,639	1,432	3,184
True Corporation	5,496	5,339	5,504	9,205

Interest in listed associates	73,612	80,138	66,490	70,924

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

As of December 31, 2015, the fair value of investment in SPD Bank was RMB68,160,000,000 (2014: RMB58,535,000,000), exceeding its carrying amount by approximately 2.6% (2014: approximately 1.7% below).

As of December 31, 2015, the fair value of investment in True Corporation was RMB5,339,000,000, below its carrying amount by approximately 2.9%, which was primarily due to the depreciation of Thai Baht during 2015. Since the decline in the fair value of investment in True Corporation is not significant or prolonged, there was no objective evidence of impairment as of December 31, 2015.

For the year ended December 31, 2015, China Tower has carried out operation for a short period. There was no objective evidence of impairment associated with the investment in China Tower as of December 31, 2015.

The management has determined that there was no impairment indicator of the Group’s interests in other associates as of December 31, 2014 and 2015.

On May 18, 2015, CMC entered into a partnership agreement with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), under which they agreed to establish China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The principal business of the Fund is investment in portfolio companies with high-growth potential in mobile internet and related sectors and seek favorable opportunities to exit by appropriate means. CMC committed to invest RMB1,500,000,000 in cash, which represents 58.8% equity interest in the Fund. As of December 31, 2015, CMC has contributed RMB360,000,000 to the Fund and has a commitment to invest RMB1,140,000,000 to the fund upon the request by the Fund.

There are no contingent liabilities relating to the Group’s interest in the joint ventures.

20	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,935	4,639
- Deferred tax asset to be recovered within 12 months	20,488	16,015

	25,423	20,654

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(166)	(80)
- Deferred tax liabilities to be settled within 12 months	(37)	(18)

	(203)	(98)

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2015

	As of January 1, 2015	Credited/ (charged) to profit or loss	Exchange differences	As of December 31, 2015
	As restated
	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	188	29	—	217
Write-off and impairment of certain network equipment and related assets	2,624	1,528	—	4,152
Accrued operating expenses	10,641	3,484	—	14,125
Deferred revenue from Reward Program	5,621	(271)	—	5,350
Impairment loss for doubtful accounts	1,580	(1)	—	1,579

	20,654	4,769	—	25,423

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(98)	(96)	(9)	(203)

Total	20,556	4,673	(9)	25,220

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2014

	As of January 1, 2014	Credited to profit or loss	As of December 31, 2014
	As restated	As restated	As restated
	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	132	56	188
Write-off of certain network equipment and related assets	2,256	368	2,624
Accrued operating expenses	9,184	1,457	10,641
Deferred revenue from Reward Program	4,500	1,121	5,621
Impairment loss for doubtful accounts	1,450	130	1,580

	17,522	3,132	20,654

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(104)	6	(98)

Total	17,418	3,138	20,556

21	RESTRICTED BANK DEPOSITS

		As of December 31, 2015			As of December 31, 2014
		Non-current assets	Current assets	Total	Non-current assets	Current assets	Total
	Note				As restated	As restated	As restated
		Million	Million	Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves	(i)	4,526	—	4,526	8,666	—	8,666
- Pledged bank deposits	(ii)	49	15	64	65	736	801

		4,575	15	4,590	8,731	736	9,467

Note:

(i)	The statutory deposit reserves are deposited by China Mobile Finance with PBOC as required, which are not available for use in the Group’s daily operations.

(ii)	Non-current pledged bank deposits are primarily related to the performance bonds issued by banks in favor of the Office of the Communications Authority of Hong Kong, in order to secure CMHK’s due performance of network and service rollout requirement in or before 2017 and 2018, respectively.

As of December 31, 2014, current pledged bank deposits primarily represent standby letters of credit in favor of the Office of the Communications Authority of Hong Kong for CMHK fulfilling the deposit requirement for the public auction of spectrum with original maturity within one year.

22	OTHER FINANCIAL ASSETS

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Investment in unlisted equity securities in the PRC	3	128

23	INVENTORIES

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

SIM cards and handsets	8,604	8,194
Other consumables	1,390	1,098

	9,994	9,292

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Within 30 days	10,343	10,007
31 - 60 days	2,082	2,247
61 - 90 days	1,457	1,244
Over 90 days	3,861	3,217

	17,743	16,715

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

Accounts receivable are expected to be recovered within one year.

24	ACCOUNTS RECEIVABLE (CONTINUED)

(b)	Impairment of accounts receivable

Impairment loss in respect of accounts receivable is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	2015	2014
		As restated
	Million	Million

As of January 1	6,575	6,081
Impairment loss recognized	4,921	5,674
Accounts receivable written off	(4,947)	(5,180)

As of December 31	6,549	6,575

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Neither past due nor impaired	17,240	16,034
Less than 1 month past due	503	681

	17,743	16,715

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

Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB5,000,000,000 granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate.

Prepayments and other current assets primarily consist of rental prepayments.

As of December 31, 2014 and 2015, there were no significant overdue amounts for other receivables.

26	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2015, amount due to ultimate holding company comprises the short-term deposits of CMCC in China Mobile Finance amounting to RMB7,274,000,000 (2014: RMB4,181,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

As of December 31, 2014, amount due to ultimate holding company also comprised entrusted loans of RMB10,242,000,000 provided by CMCC to TieTong. The entrusted loans carried interest rate at 2% per annum and have been fully repaid by TieTong during 2015.

27	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31, 2015	As of December 31, 2014
	Million	Million

Wealth management products issued by banks	19,167	2,000

The available-for-sale financial assets represent wealth management products issued by banks. These wealth management products will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2015, the carrying amount approximated the fair value (level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

28	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

29	CASH AND CASH EQUIVALENTS

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Bank deposits with original maturity within three months	7,312	30,095
Cash at banks and in hand	72,530	43,717

	79,842	73,812

30	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Due within 1 month or on demand	205,724	194,006
Due after 1 month but within 3 months	17,002	14,071
Due after 3 months but within 6 months	8,980	6,897
Due after 6 months but within 9 months	3,488	3,808
Due after 9 months but within 12 months	8,385	8,795

	243,579	227,577

All of the accounts payable are expected to be settled within one year or are repayable on demand.

31	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2015	2014
		As restated
	Million	Million

As of January 1	65,386	64,342
- Current portion	63,916	63,155
- Non-current portion	1,470	1,187
Additions during the year	321,417	236,910
Recognized in the consolidated statements of comprehensive income	(307,412)	(235,866)

As of December 31	79,391	65,386
Less: Current portion	(78,100)	(63,916)

Non-current portion	1,291	1,470

32	ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Receipts-in-advance	74,040	66,774
Other payables	21,789	17,794
Accrued salaries, wages, labor service expenses and other benefits	5,776	5,667
Accrued expenses	61,799	48,471

	163,404	138,706

33	INTEREST-BEARING BORROWINGS

		As of December 31, 2015	As of December 31, 2014
	Note		As restated
		Million	Million

Bonds issued by Guangdong Mobile	(i)	4,995	4,992
Bonds issued by TieTong	(ii)	—	1,000

		4,995	5,992

Less: current portion		—	1,000

Non-current portion		4,995	4,992

Note:

(i)	The bonds represent the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	The bonds were issued by TieTong on August 18, 2005, with a principal amount of RMB1,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at rate of 4.6% per annum which is payable annually. The bonds were fully repaid on August 18, 2015.

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS

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

The HKEx requires the exercise price of options to be at least the higher of the nominal value of a share (no longer existed after March 3, 2014, see note 35(b)), the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the nominal value of a share (no longer exists after March 3, 2014, see note 35(b));

(ii)	the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii)	the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)	The terms and conditions of the grants that existed as of the end of the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments		Vesting conditions	Contractual life of options
	2015	2014

Options granted to directors
- on November 8, 2005	—	2,881,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Options granted to other employees
- on November 8, 2005	—	43,351,922	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	—	46,233,422

34	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)	The number and weighted average exercise prices of share options are as follows:

	2015		2014
	Weighted average exercise price	Number of shares involved in the options	Weighted average exercise price	Number of shares involved in the options
	HK$		HK$

As of January 1	34.87	46,233,422	31.28	385,273,559
Exercised	34.87	(37,056,383)	30.86	(335,886,849)
Expired	34.87	(9,177,039)	23.33	(3,153,288)

As of December 31	—	—	34.87	46,233,422

Options vested as of December 31	—	—	34.87	46,233,422

The weighted average share price at the date of exercise for shares options exercised during the year was HK$98.58 (2014: HK$79.40).

No options were outstanding as of December 31, 2015. The options outstanding as of December 31, 2014 had exercise price HK$34.87 and a weighted average remaining contractual life of 0.9 year.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2014 and 2015.

35	CAPITAL, RESERVES AND DIVIDENDS

(a)	Dividends

(i)	Dividends attributable to the year:

	2015	2014	2013
	Million	Million	Million

Ordinary interim dividend declared and paid of HK$1.525 (equivalent to approximately RMB1.203) (2014: HK$1.540 (equivalent to approximately RMB1.222); 2013: HK$1.696 (equivalent to approximately RMB1.351)) per share	25,629	24,880	27,031

Ordinary final dividend proposed after the balance sheet date of HK$1.196 (equivalent to approximately RMB1.002) (2014: HK$1.380 (equivalent to approximately RMB1.089); 2013: HK$1.615 (equivalent to approximately RMB1.270)) per share	20,516	22,290	25,644

	46,145	47,170	52,675

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.83778, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2015 (2014: HK$1 = RMB0.78887; 2013: HK$1 = RMB0.78623). As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2015.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2015	2014	2013
	Million	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.380 (equivalent to approximately RMB1.089) (2014: HK$1.615(equivalent to approximately RMB1.270); 2013: HK$1.778 (equivalent to approximately RMB1.442)) per share	22,283	26,044	28,460

35	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Share capital

Ordinary shares, issued and fully paid:

	2015			2014
	Number of shares		Equivalent	Number of shares		Equivalent
		HK$ Million	RMB Million		HK$ Million	RMB Million

As of January 1	20,438,426,514	380,590	400,737	20,102,539,665	2,010	2,142
Shares issued under share option scheme	37,056,383	1,673	1,393	335,886,849	11,004	9,279
Transition to no-par value regime	—	—	—	—	367,576	389,316

As of December 31	20,475,482,897	382,263	402,130	20,438,426,514	380,590	400,737

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Shares issued under share option scheme

During 2015, options were exercised to subscribe for 37,056,383 ordinary shares in the Company at a consideration of HK$1,292,000,000 (equivalent to RMB1,024,000,000) which was credited to share capital. RMB369,000,000 has been transferred from the capital reserve to the share capital account in accordance with policy set out in note 2(w)(ii).

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

–	The capital injection from ultimate holding company to Target Assets and Businesses in 2013 amounted to RMB33,788,000,000.

(ii)	PRC statutory reserves

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

The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total borrowings divided by book capitalization (equal to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheets and total borrowings).

As of December 31, 2015, the Group’s total debt-to-book capitalization ratio was 0.5% (2014: 1.8%).

Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

36	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the years ended December 31, 2013, 2014 and 2015.

Please refer to note 2(b) for the acquisition of Targets Assets and Businesses, which constitutes a related party transaction with CMCC Group. Since the acquisition of Target Assets and Businesses from TieTong has been accounted for using merger accounting in accordance with AG 5, the transactions between the Group and TieTong for the years ended December 31, 2013, 2014 and 2015 were eliminated and not disclosed as related party transactions in the consolidated financial statements.

		2015	2014	2013
	Note		As restated	As restated
		Million	Million	Million

Telecommunications services revenue	(i)	474	869	1,223
Telecommunications services charges	(i)	—	66	11
Property leasing and management services revenue	(ii)	191	181	213
Property leasing and management services charges	(ii)	956	923	870
Network assets leasing charges	(iii)	4,376	4,617	4,374
Network capacity leasing charges	(iii)	4,757	5,012	3,876
Entrusted loans received	(iv)	8,592	10,242	43,661
Entrusted loans repaid	(iv)	18,834	9,573	67,875
Short-term bank deposits received	(iv)	7,274	4,181	—
Short-term bank deposits repaid	(iv)	4,181	—	—
Interest expenses	(iv)	194	211	965

Note:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

(iii)	The amounts represent the network assets leasing settlement received/receivable from or paid/payable to CMCC Group and the TD-SCDMA network capacity charges paid/ payable to CMCC Group. On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC Group for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC Group. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC Group and pays leasing fees to CMCC Group. The leasing fees are determined on a basis that reflects the actual usage of CMCC Group’s TD-SCDMA network capacity and compensates CMCC Group for the costs of such network capacity. At the end of the lease terms, there is no purchase option granted to the Group to purchase the leased network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease terms. As a result, the Group does not bear the risks associated with the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.
(iv)	The amounts represent the entrusted loans/bank deposits received from or repaid to CMCC, interest expenses paid/payable to CMCC in respect of the entrusted loans/bank deposits and the interest expenses paid to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As of December 31, 2015	As of December 31, 2014
		As restated
	Million	Million

Accounts receivable	558	790
Other receivables	519	3
Accounts payable	4,564	2,705
Accrued expenses and other payables	181	272

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

(c)	Significant transactions with associates of the Group and of CMCC Group

The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amount due from/to the associates are follows:

		As of December 31, 2015	As of December 31, 2014
	Note		As restated
		Million	Million

Bank deposits		33,888	43,265
Available-for-sale financial assets		9,300	1,000
Interest receivable		1,187	934
Accounts payable		358	513
Accrued expenses	(i)	5,563	—
Other payable		128	—
Proceeds receivable for the transfer of Tower Assets (note 7)		56,737	—
Other receivables	(ii)	8,907	—

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group (Continued)

		2015	2014	2013
	Note		As restated	As restated
		Million	Million	Million

Interest income	(iii)	1,699	1,659	1,358
Mobile telecommunications services revenue	(iv)	767	127	84
Mobile telecommunications services charges	(v)	774	1,839	2,261
Gain on the transfer of Tower Assets	(i)	15,525	—	—
Charges for use of tower assets	(i)	5,563	—	—
Dividend income		2,842	2,476	2,062
Property leasing and management services revenue	(vi)	6	6	6

Note:

(i)	The amounts represent the gain arising from the transfer of Tower Assets on October 31, 2015 and the charges payable to China Tower for the use of relevant tower assets (note 7).
(ii)	Other receivables represent the short-team loans granted by China Mobile Finance to China Tower and amounts due from China Tower. The loans will mature by December 2016.
(iii)	Interest income primarily represents interest earned from deposits placed with SPD Bank, which interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(iv)	The amount represents the mobile telecommunications services revenue received/receivable from SPD Bank and China Tower.
(v)	The amount represents the mobile telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group.
(vi)	The amount represents the property leasing services revenue received/receivable from SPD Bank.

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 26 and 36(a)) and associates (note 36(c)) and the transaction to establish the Fund (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

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

(e)	For key management personnel remuneration, please refer to note 10.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the consolidated balance sheets, which mainly include deposits with banks, wealth management products issued by banks, accounts receivable, other receivables and deferred consideration for the transfer of Tower Assets. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. Wealth management products are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings and low credit risks.

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

Except for the deferred consideration for the transfer of Tower Assets, concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 24(c).

The deferred consideration for the transfer of Tower Assets are due from China Tower, which is the Company’s associate. China Tower is expected to generate stable cash flows from its principal business of leasing tower related assets. Therefore, management considers the risk that the deferred consideration for the transfer of Tower Assets are uncollectible is low.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk

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

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	243,579	243,579	243,579	—	—
Bills payable	645	645	645	—	—
Accrued expenses and other payables	163,404	163,404	163,404	—	—
Amount due to ultimate holding company	7,276	7,339	7,339	—	—
Interest-bearing borrowings	4,995	5,410	225	5,185	—

	419,899	420,377	415,192	5,185	—

	As of December 31, 2014 (As restated)
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	227,577	227,577	227,577	—	—
Bills payable	674	674	674	—	—
Accrued expenses and other payables	138,706	138,706	138,706	—	—
Amount due to ultimate holding company	14,519	14,588	14,588	—	—
Interest-bearing borrowings	5,992	6,664	1,254	5,410	—
Obligations under finance leases	68	71	71	—	—

	387,536	388,280	382,870	5,410	—

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest rate risk on a reasonable level. As of December 31, 2015, the Group did not have any interest-bearing borrowings at variable rates, but had RMB5,000,000,000 (2014: RMB5,000,000,000) of bonds and RMB7,274,000,000 (2014: RMB4,181,000,000) of short-term bank deposits placed by CMCC, both of which were at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2015, total cash and bank balances of the Group amounted to RMB407,762,000,000 (2014: RMB436,786,000,000), and interest-bearing receivables amounted to RMB63,085,000,000 (2014: nil), which mainly included undiscounted deferred consideration of RMB57,585,000,000 in connection with the transfer of Tower Assets and short-term loans of RMB5,000,000,000 provided to other companies. The interest income for 2015 was RMB15,852,000,000 (2014: RMB16,270,000,000; 2013: RMB15,368,000,000) and the average interest rate was 3.75% (2014: 3.74%; 2013: 3.63%). Assuming the total cash and bank balances and interest-bearing receivables are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,531,000,000 (2014: RMB3,276,000,000; 2013: RMB3,249,000,000).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 1.4% (2014: 1.4%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

37	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as of December 31 except as follows:

	As of December 31, 2015		As of December 31, 2014
	Carrying Amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

Interest-bearing borrowings – bonds issued by Guangdong Mobile	4,995	5,150	4,992	4,951

The fair value of bonds is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

38	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as of December 31 but not provided in the consolidated financial statements were as follows:

	2015	2014
		As restated
	Million	Million

Land and buildings	9,054	7,549
Telecommunications equipment	25,612	24,951

	34,666	32,500

38	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31, are as follows:

	Land and buildings	Leased lines and network assets	Others	Total
	Million	Million	Million	Million

As of December 31, 2015
Within one year	9,785	14,776	1,197	25,758
After one year but within five years	19,211	6,446	1,211	26,868
After five years	5,375	2,666	73	8,114

	34,371	23,888	2,481	60,740

As of December 31, 2014 (As restated)
Within one year	9,801	7,351	953	18,105
After one year but within five years	18,975	4,020	1,046	24,041
After five years	5,848	991	21	6,860

	34,624	12,362	2,020	49,006

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases. None of the leases include contingent rentals.

39	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2015. Further details are disclosed in note 35(a)(i).

40	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Note 17 contains information about the assumptions relating to goodwill impairment, and note 36 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity. Other key sources of estimation uncertainty are as follows:

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment and the goodwill impairment is disclosed in notes 14 and 17, respectively.

41	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2015

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2015 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendment to IFRS 11, “Joint Arrangements”	January 1, 2016
Amendment to IAS 16, “Property, Plant and Equipment”	January 1, 2016
Amendment to IAS 38, “Intangible Assets”	January 1, 2016
Amendment to IFRS 10, “Consolidated Financial Statements”	January 1, 2016
Amendment to IAS 28, “Investments in Associates and Joint Ventures”	*
Amendment to IAS 27, “Separate Financial Statements”	January 1, 2016
Annual Improvement to IFRSs 2012-2014 cycle	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
IFRS 9 “Financial Instrument”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019

*	The amendments were originally intended to be effective for annual periods beginning on or after January 1, 2016. The effective date has now been deferred/removed. Early application of the amendments continues to be permitted.

Management is assessing the impact of such new standards, amendments to standards and will adopt the relevant standards, amendments to standards in the subsequent periods as required.

42	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2015	2014	2013
	Million	Million	Million

Dividend income	43,848	50,451	67,806

Operating expenses	(77)	(81)	(87)

Interest income	25	53	14

Other gains/(losses)	61	(93)	54

Finance costs	(3)	(2)	(105)

Profit before taxation	43,854	50,328	67,682

Taxation	—	—	—

PROFIT FOR THE YEAR	43,854	50,328	67,682

Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	43,854	50,328	67,682

42	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2015	As of December 31, 2014
	Million	Million

Non-current assets	485,109	485,110

Current assets	2,103	4,864

Current liabilities	281	12

Non-current liabilities	4,995	4,992

NET ASSETS	481,936	484,970

TOTAL EQUITY	481,936	484,970

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2015	2014	2013
	Million	Million	Million

Net cash used in operating activities	(78)	(81)	(69)

Net cash generated from investing activities	9,760	7,431	14,785

Net cash used in financing activities	(11,964)	(5,515)	(14,447)

Net (decrease)/increase in cash and cash equivalents	(2,282)	1,835	269

Cash and cash equivalents at beginning of year	3,030	1,295	974

Effect of changes in foreign exchange rate	5	(100)	52

Cash and cash equivalents at end of year	753	3,030	1,295