Form 20-F
period 2016-12-31
CHINA MOBILE LTD /ADR/
filed 2017-04-27
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, 20,475,482,897 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “should,” “target,” “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in “Item 3. Key Information — Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2016. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2014, 2015 and 2016 and the selected historical consolidated balance sheet data as of December 31, 2015 and 2016 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data for the years ended December 31, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012, 2013 and 2014 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

We completed the acquisition of certain assets, businesses and related liabilities as well as their related employees in relation to the fixed-line telecommunications operations, or Target Assets and Businesses, of China TieTong Telecommunications Corporation, or China TieTong, in December 2015. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” Because we and Target Assets and Businesses were under common control of China Mobile Communications Corporation, or CMCC, both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations,” or AG 5, issued by the Hong Kong Institute of Certified Public Accountants, or the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the relevant periods presented.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Statement of Comprehensive Income Data:
Operating revenue	591,006	640,048	651,509	668,335	708,421	102,034
Operating expenses	440,317	508,624	534,189	565,413	590,333	85,026
Profit from operations	150,689	131,424	117,320	102,922	118,088	17,008
Profit before taxation	168,793	153,649	142,522	143,734	144,462	20,807
Taxation	(41,887)	(36,746)	(33,179)	(35,079)	(35,623)	(5,131)
Profit for the year attributable to equity shareholders	126,799	116,791	109,218	108,539	108,741	15,662
Basic earnings per share(1)	6.31	5.81	5.38	5.30	5.31	0.76
Diluted earnings per share(1)	6.23	5.74	5.35	5.30	5.31	0.76
Basic earnings per ADS(1)	31.56	29.05	26.91	26.51	26.55	3.82
Diluted earnings per ADS(1)	31.17	28.71	26.76	26.50	26.55	3.82
Number of shares utilized in basic earnings per share calculation (in thousands)	20,090,824	20,101,232	20,293,254	20,473,119	20,475,483	20,475,483
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,341,516	20,343,120	20,408,441	20,479,706	20,475,483	20,475,483

	As of or for the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Balance Sheet Data:
Working capital(2)	99,396	80,009	34,433	(12,341)	50,256	7,238
Cash and cash equivalents	75,764	51,180	73,812	79,842	90,413	13,022
Bank deposits	332,495	375,127	353,507	323,330	335,297	48,293
Accounts receivable	11,918	14,083	16,715	17,743	19,045	2,743
Property, plant and equipment	469,627	520,571	605,023	585,631	622,356	89,638
Total assets	1,110,478	1,222,684	1,348,035	1,427,895	1,520,994	219,069
Bonds–current portion(3)	—	—	1,000	—	4,998	720
–non-current portion	5,986	5,989	4,992	4,995	—	—
Deferred consideration payable(4)	23,633	—	—	—	—	—
Total liabilities	383,658	401,561	459,052	507,527	538,856	77,611
Share capital(5)	2,142	2,142	400,737	402,130	402,130	57,919
Shareholders’ equity	724,958	819,171	886,916	917,336	979,021	141,008
Other Financial Data:
Capital expenditures and land lease prepayments(6)	(144,362)	(149,121)	(175,701)	(173,693)	(189,366)	(27,274)
Net cash generated from operating activities	233,776	226,905	216,438	235,089	253,701	36,541
Net cash used in investing activities	(210,447)	(180,122)	(151,230)	(142,743)	(194,523)	(28,017)
Net cash used in financing activities	(37,514)	(71,312)	(42,530)	(86,510)	(48,958)	(7,051)
Dividend declared	55,821	52,675	47,170	46,145	48,993	7,056
Dividend declared per share (RMB)	2.773	2.621	2.311	2.205	2.385	0.352
Dividend declared per share (HK$)	3.411	3.311	2.920	2.721	2.732	0.352

(1)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2012, 2013, 2014, 2015 and 2016. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(2)	Represents current assets minus current liabilities.
(3)	The current portion of the bonds as of December 31, 2014 was issued by China TieTong on August 18, 2005, with a principal amount of RMB1,000 million, at an issue price equal to the face value of the bonds. The bond was unsecured and bore interest at the rate of 4.6% per annum which is payable annually. The bond was fully repaid on August 18, 2015. The current portion of the bonds as of December 31, 2016 was issued by China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, with a principal amount of RMB5,000 million. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.
(4)	Represents the respective balance of the purchase consideration payable to our immediate holding company for our acquisition of the eight regional mobile telecommunications companies in 2002 and for our acquisition of the ten regional mobile telecommunications companies and other telecommunications assets in 2004. The deferred consideration was fully repaid by December 31, 2013.
(5)	Under the Hong Kong Companies Ordinance (Cap. 622 of the laws of Hong Kong), or the Companies Ordinance, which has been in effect since March 3, 2014, the concept of authorized share capital no longer exists and our shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of our shareholders as a result of this transition. In addition, in accordance with the transitional provisions set forth in Section 37 of Schedule 11 to the Companies Ordinance, any amount standing to the credit of the share premium account has become part of our share capital.
(6)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.9430 = US$1.00 and HK$7.7534 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016. The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8800 = US$1.00 and HK$7.7746 = US$1.00, respectively, on April 20, 2017. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2016	6.7819	6.6685	October 2016	7.7600	7.7536
November 2016	6.9195	6.7534	November 2016	7.7581	7.7546
December 2016	6.9580	6.8771	December 2016	7.7674	7.7534
January 2017	6.9575	6.8360	January 2017	7.7580	7.7540
February 2017	6.8821	6.8517	February 2017	7.7627	7.7575
March 2017	6.9132	6.8687	March 2017	7.7714	7.7611
April 2017 (up to April 20, 2017)	6.8988	6.8778	April 2017 (up to April 20, 2017)	7.7746	7.7687

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2012, 2013, 2014, 2015 and 2016 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00

2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618

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

Risks Relating to Our Business

The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin.

We continue to face increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China Unicom (Hong Kong) Limited, or China Unicom, China Telecom Corporation Limited, or China Telecom, and us. In January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing in several key aspects of business operations. Such cooperation as contemplated by our two major competitors, if materialized, may significantly change the competitive landscape of the telecommunications industry in Mainland China. For further information, see “Item 4. Information on the Company — Business Overview — Competition.”

The government of the People’s Republic of China, or the PRC, has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

Furthermore, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in Mainland China. On the one hand, the intensified competition in new products and services as a result of new technologies could reduce the rate at which we add new customers to our network and decrease our market share as customers choose to receive mobile services from other providers. We expect that we will continue to face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services in 2015. See “— We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.” On the other hand, the increased competition from non-traditional telecommunications services providers brought by new technologies and services, such as Internet service providers, mobile software and applications developers and equipment vendors, posed challenges to us in retaining existing customers and market position. These new competitors compete against us in both voice and data businesses by offering mobile Internet access and Over The Top products such as instant voice and messaging services, and other mobile services. See “— Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.” In addition, although currently we are rapidly expanding our wireline broadband services, we obtained permission to enter into the wireline broadband market later than the other two telecommunications operators, and we cannot assure you that our wireline broadband businesses may not be constrained by the first-mover advantages of our competitors or any similar factors arising from the competition in the wireline broadband market.

As part of changes in our marketing model, we may, depending on the competitive environment, offer more tariff promotions to our customers, which may negatively impact our revenues and profit margins. In the meantime, our competitors are expanding their network coverage and offering discounts to their tariff plans, which may affect our ability to retain our customers. As a result of the above, we cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our profitability. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China, would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government has implemented a number of measures that permit certain operators approved by the Ministry of Industry and Information Technology, or the MIIT, to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. Although the initial trial period of the pilot program ended on December 31, 2015, the mobile services leasing and repackaging will continue to be governed by the rules of the pilot program before the MIIT issues any further rules. As of December 31, 2016, the MIIT has approved 42 companies to operate such business. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively also will depend on how successfully we respond to various factors affecting the telecommunications industry in Mainland China, including changes in consumer preferences and demand for existing services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.

In recent years, the telecommunications industry in Mainland China has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile technologies that we currently employ may become obsolete. Moreover, the rapid development of new technologies, new services and products and new business models has also accelerated the convergence of local, long-distance, wireless, cable and Internet communication services and resulted in new competitors entering the telecommunications market. The intensified competitive landscape requires us to implement new technologies and develop new businesses in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. In order to meet the challenges posed by changes in the technology and business models of the PRC telecommunications industry, we have striven to promote the development and transition from voice to data traffic operations, from mobile communication services to innovative full services, and from communication services to digital services. We cannot assure you that the measures we are taking in response to these challenges will achieve the results we expect.

Revenue generated from our wireless data traffic grew substantially in 2016, partly due to continued increased penetration of smartphones and improvements in our services provided on our upgraded networks with the development of our 4G technology and services. However, there is no guarantee that our wireless data traffic business will continue to grow rapidly or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue and revenue generated from short message services, or SMS, and multimedia message services, or MMS, and other services. The development of 4G business and technology requires substantial investments. However, there is no guarantee that our investments and efforts will deliver the results we desire. See “— We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services” and “— Our continued investments in the construction of our infrastructure network may adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.”

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

As the implementation of our business strategies, as well as the development of new businesses, such as mobile Internet, Internet of Things, or IoT, and cloud computing, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.

From time to time, we need to adjust our tariff plans as part of our business strategy and in some cases in accordance with PRC national policies, and such adjustments may have a material negative impact on our revenue and profitability. In May 2015, the PRC government introduced the new national policy of “speed upgrade and tariff reduction. ” Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we, in addition to continue enhancing network capacity and increasing network speed, offered discounts to our tariff plans. With respect to our data traffic tariff, we launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month in October 2015. In 2016, our data traffic tariff decreased by 36%.

In addition, we took an orderly and balanced approach in reducing voice tariff. In response to the market demand and in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, in October 2016, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality. Furthermore, we had removed standalone non-flat rate domestic long-distance and roaming packages from our product portfolio as of the end of 2016, and started to sell and promote only the voice services plans charging local calls and domestic long-distance and roaming calls at a flat rate. In March 2017, we announced to implement certain measures in response to the government initiative in furtherance of the “speed upgrade and tariff reduction” policy, including to cancel all handset domestic long-distance and roaming tariffs within 2017 and to substantially reduce the dedicated Internet access tariffs for small and medium enterprises and to reduce international long-distance call tariffs. In April 2017, we announced to implement several specific measures to reduce tariffs starting from May 2017. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Such measures have resulted in reduced tariffs of our data traffic services and voice services in 2016, which in turn had a negative impact on our revenue and profitability. We believe that any prospective reduction in tariffs could continue to have an adverse impact on our financial condition and results of operations. Furthermore, we cannot assure you that we would not further reduce our tariffs or make other initiatives to respond to the market demand or further implement the national policy of “speed upgrade and tariff reduction” or other similar national policies, which may materially and adversely affect our financial condition and results of operations.

There remain uncertainties in connection with the future operation of the China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited).

China Tower was established in July 2014 by China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom for, among others, the construction, maintenance and operation of telecommunications towers, the construction, maintenance and operation of ancillary facilities and the maintenance of base station equipment. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their telecommunications towers and related assets to China Tower, and CRHC shall subscribe for new shares in China Tower in cash. The transfer of Tower Assets was completed on October 31, 2015. As of March 31, 2017, we indirectly owned 38.0% equity interest in China Tower through CMC. On July 8, 2016, CMC entered into the Commercial Pricing Agreement, or the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. However, because the operations of China Tower are still at a preliminary stage and we do not control China Tower, China Tower may not act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, in particular, our plan to expand our 4G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets.

Furthermore, since it is expected that none of us, China Unicom or China Telecom will construct any telecommunications tower after the establishment of China Tower, our business will rely on the Lease Agreement and any other usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. The Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price or the actual operating conditions of China Tower, many of which are beyond our control. Furthermore, under the Lease Agreement, leasing fees and lease periods are determined on an individualized basis with respect to each telecommunications tower. Prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into new leases on favorable terms or at all, our operations may be adversely affected. In addition, establishment of China Tower may allow our competitors to expand their 4G networks and businesses at a faster pace, which may, in turn, reduce our competitive advantages. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its assets or to provide stable services to us could adversely affect the quality of our networks, which may materially and adversely affect our business or competitiveness, as well as our financial condition and results of operations.

As part of its periodic review of our filings, the staff of the Division of Corporation Finance of the SEC sent us three rounds of comments in September 2016, November 2016 and February 2017, respectively, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2015. These comments mainly relate to the background, execution process and accounting treatments of the aforesaid transactions with China Tower. We have responded to the latest comments in March 2017, and have not yet received a formal reply from the SEC to our latest response letter. Thus we do not know if the SEC considers certain comments to remain unresolved, and whether and how those unresolved comments could affect any of our past or current disclosure. As such, there remains uncertainty whether we would be required to amend our past or current disclosure, including the financial statements, which could result in us incurring costs and divert the attention of our management and employees. To the extent that any such amendment occurs, we cannot assure you that it would not cause any adverse effect on our stock price.

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

The PRC government has adopted other regulatory measures that may encourage competition in the telecommunications industry. For example, the PRC government recently implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. In recent years, the PRC governmental authorities have taken more stringent measures to enforce the PRC Anti-Monopoly Law, such as the anti-monopoly investigation in 2012 undertaken by the National Development and Reform Commission, or the NDRC, which remains ongoing, of other PRC telecommunication companies over certain pricing practices with respect to Internet dedicated leased line services provided by them to Internet service providers. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition. The implementation of asymmetrical and other regulatory measures could materially harm our competitive position, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

Cyber attacks could have an adverse effect on our business.

Cyber attacks, including through the use of malware, computer viruses, distributed denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss of information, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our operations or our customers’ operations. We devote significant resources to network security, data security and other security measures to protect our systems and data, but these security measures cannot provide absolute security. We cannot assure you that the security measures we have implemented will not be bypassed or otherwise can fully protect the integrity of our network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Further, the perpetrators of cyber attacks are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other telecommunications operators. The potential costs associated with these attacks could exceed the insurance coverage we maintain. In addition, if we fail to prevent the theft of valuable information such as financial data, sensitive information about our intellectual property, or if we fail to protect the privacy of customer and employee confidential data against cyber attacks, it could result in lawsuits, government claims, investigations or proceedings, and damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We may encounter difficulties and challenges in developing and implementing TD-LTE technologies and developing our 4G services.

We are developing and conducting our 4G business based on the TDD mode long-term evolution, or TD-LTE, technology. On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permissions to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. We have subsequently launched our 4G services and rapidly expanded our 4G network. As of March 31, 2017, the number of 4G customers reached approximately 568.1 million.

However, we expect that we will continue to face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD-LTE technology. FDD-LTE technology is more widely used globally than TD-LTE technology and has more mature value chain, which would allow our competitors to cooperate with overseas telecommunications operators more conveniently in international roaming arrangements and develop relevant technologies in a more cost-efficient manner. In light of the above, we expect that our competitors’ use of FDD-LTE technology will continue to pose competitive challenges to our 4G business. Moreover, in 2016, the MIIT approved the other two telecommunications operators to refarm their respective frequency spectrum used for 2G and 3G services to provide 4G services. This would facilitate such operators to further expand their 4G network coverage because the frequency band used for 2G and 3G services is generally lower and thus more efficient than those currently used for 4G business. Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “— Our future network capacity growth may be constrained by the frequency spectrum available to us.” As a result, we cannot assure you that our implementation of TD-LTE technology and provision of telecommunications services based on TD-LTE technology will achieve the expected results.

In addition, we expect to continue to make substantial investments in the development of our 4G services, including construction of infrastructure networks and base stations. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of approximately RMB83.0 billion in connection with 4G networks in 2016, and we estimate to incur capital expenditures of approximately RMB74.2 billion in 2017 for the same purpose. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. If we are unable to provide 4G services in a commercially viable manner, our ability to realize benefits from our significant capital investment and expenses in our networks and 4G services will be limited, and our operating revenue and profit from operations could decrease materially.

We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.

Communications fraud in Mainland China poses a risk to our business. Because we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If any communications fraud is committed on our network, website or applications, we may face litigations due to the perceived association with such fraud. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company — Business Overview — Corporate Social Responsibility and Sustainable Development.” However, we cannot and do not screen all of the information distributed through our network or website. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

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

We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation and China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, and our acquisitions of business and assets of China TieTong. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” Furthermore, we have established certain subsidiaries to carry out specialized operations, such as China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile IoT Company Limited, China Mobile Online Services Co., Ltd., China Mobile (Suzhou) Software Technology Company Limited, China Mobile (Hangzhou) Information Technology Company Limited, MIGU Company Limited, China Mobile Internet Company Limited and China Mobile Investment Holdings Co., Ltd.. We expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses in accordance with our business development strategies.

We cannot assure you that our abovementioned investments will achieve the desired level of return, or that any strategic cooperation and integration will produce the expected benefits, if at all. The profitability of entities held by us is impacted to some extent by macroeconomic conditions and changes in monetary and fiscal policies in the countries and regions in which they operate. Moreover, if we encounter difficulties in carrying out our cooperation with our strategic cooperation partners or the integration with the target companies we acquired, the prospects of relevant business operations may be materially and adversely affected. In addition, we cannot assure you that the business model of each of the entities we held would be sustainable, and the expected benefits from our investment in networks, licenses and new technologies may not be realized.

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

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

As of March 31, 2017, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

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

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our Global System for Mobile Communications, or GSM, network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 145 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

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

Compliance with the SEC’s rule for disclosures on “conflict minerals” may be time-consuming and costly and could adversely affect our reputation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2013, 2014 and 2015 with the SEC, and our conflict minerals report for the year ended December 31, 2016 is due May 31, 2017. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition, including changes in our cost structure. We cannot predict when or if changes in tariff policies may occur. For example, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015. Similar tariff policy was extended to Sichuan Province and Chongqing Municipality in October 2016. In addition, since May 2015, the central government has been promoting a national policy of “speed upgrade and tariff reduction,” and further promoted these initiatives in March 2017. In response, we announced to cancel all handset domestic long-distance and roaming tariffs within 2017 and to substantially reduce the dedicated Internet access tariffs for small and medium enterprises and to reduce international long-distance call tariffs. In April 2017, we announced to implement several specific measures to reduce tariffs starting from May 2017. The PRC government may issue similar policies in the future. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “— Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate 3G and 4G telecommunications businesses based on the 3G and 4G licenses granted by the MIIT. Any future adverse change in the conditions or other obligations relating to these approvals and licenses could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The recently-enacted Cyber Security Law of the PRC, or the Cyber Security Law, which will come into force on June 1, 2017, sets forth various requirements related to the collection, use, storage, disclosure and security of data, among other things. These requirements could increase our costs of compliance. We cannot determine the impact of the Cyber Security Law in its future implementation on our business, given it may be subject to differing interpretations and the uncertainties in its enforcement. Although we have taken and will continue to take measures to comply with the Cyber Security Law, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the Cyber Security Law and the relevant regulations and policies, could result in additional cost and liability to us, damage our reputation and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the Cyber Security Law and relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations and policies related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the Ministry of Finance, or the MOF, and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in Mainland China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China. ” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

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

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. Though Mainland China has been one of the world’s fastest growing economies in recent years in terms of gross domestic product, or GDP, growth, it may not be able to sustain the same growth rate. For example, China’s real GDP growth rate declined from approximately 7.7% in 2012 to 6.7% in 2016. There is no assurance that the GDP growth rate of Mainland China will not further decline. A deterioration in Mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our services, which could materially and adversely affect our business, financial condition and results of operations.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the People’s Bank of China, or PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated against the U.S. dollar. In August 2015, PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our ordinary shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which certain of our cash and cash equivalents and bank deposits are denominated. If we incur, in the future, debt denominated in currencies other than the Renminbi, such as in the U.S. dollar, the fluctuation of the Renminbi against the other currencies could adversely affect our financial condition and results of operations. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information — Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders.

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws, rules and regulations remain relatively untested, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involve potentially significant uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations, particularly those relating to telecommunications and taxation, may also materially and adversely affect our financial condition, results of operations and prospects.

Natural disasters, terrorist acts, acts of war and health hazards in China may cause damage to our infrastructure and severely disrupt our business and operations.

Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks or other hostile acts, health hazards, among others, which are beyond our control. Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. For example, several natural disasters have struck Mainland China in recent years. Our network equipment, including our base stations, in the affected areas sustained extensive damages in some of these natural disasters, leading to service stoppage and other disruptions in our operations in those areas. We are unable to predict the effect, if any, that any future natural disasters or other similar events may have on our business. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. These events could also damage the infrastructure of the suppliers, vendors and service providers that provide us with the equipment and services we need to operate our business and provide products to our customers. Any future natural disasters or other similar events may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and other similar events may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or other similar events in China may have a material adverse effect on our financial condition and results of operations.

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

We provide a full range of mobile services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. Based on publicly available information, we are the leading provider of mobile services in Mainland China and the largest provider of mobile services in the world as measured by total number of mobile customers as of December 31, 2016. As of March 31, 2017, our total number of mobile customers reached approximately 856.5 million.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 under the predecessor of the Companies Ordinance as a limited liability company under the name “China Telecom (Hong Kong) Limited.” We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and then to “China Mobile Limited” on May 29, 2006.

Our ordinary shares are listed on the Hong Kong Stock Exchange, and our ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange.

Expansion Through Acquisitions

At our inception, our mobile operations included those in Guangdong Province and Zhejiang Province, conducted by Guangdong Mobile (formerly known as Guangdong Mobile Communication Company Limited), and China Mobile Group Zhejiang Co., Ltd. (formerly known as Zhejiang Mobile Communication Company Limited), or Zhejiang Mobile, respectively. As part of the restructuring in preparation for our initial public offering in 1997, the former Ministry of Posts and Telecommunications transferred to us a 100% equity interest in Guangdong Mobile and a 99.63% equity interest in Zhejiang Mobile. We subsequently increased our shareholding in Zhejiang Mobile to 100%.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed for additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2017, we held a 99.97% equity interest in China Mobile Device.

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

On May 24, 2008, the MIIT, the NDRC and the MOF jointly issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in the consolidation of the telecommunications industry in China into three service providers: China Telecom, China Unicom and CMCC.

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

On July 11, 2014, CMC entered into a promoters’ agreement with CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers, and CRHC shall subscribe for new shares in China Tower in cash. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Unicom, China Telecom and CRHC as to 38.0%, 28.1%, 27.9% and 6.0%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. As of March 31, 2017, we indirectly owned 38.0% equity interest in China Tower.

Organizational Structure

As of March 31, 2017, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2017, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

•	China Mobile Communication Co., Ltd.

•	China Mobile Group Guangdong Co., Ltd.

•	China Mobile Group Zhejiang Co., Ltd.

•	China Mobile Group Jiangsu Co., Ltd.

•	China Mobile Group Fujian Co., Ltd.

•	China Mobile Group Henan Co., Ltd.

•	China Mobile Group Hainan Co., Ltd.

•	China Mobile Group Beijing Co., Ltd.

•	China Mobile Group Shanghai Co., Ltd.

•	China Mobile Group Tianjin Co., Ltd.

•	China Mobile Group Hebei Co., Ltd.

•	China Mobile Group Liaoning Co., Ltd.

•	China Mobile Group Shandong Co., Ltd.

•	China Mobile Group Guangxi Co., Ltd.

•	China Mobile Group Anhui Co., Ltd.

•	China Mobile Group Jiangxi Co., Ltd.

•	China Mobile Group Chongqing Co., Ltd.

•	China Mobile Group Sichuan Co., Ltd.

•	China Mobile (Shenzhen) Limited

•	China Mobile (Suzhou) Software Technology Co., Ltd.

•	MIGU Company Limited

•	China Mobile TieTong Company Limited

•	China Mobile Investment Holdings Co., Ltd.

•	China Mobile Group Hubei Co., Ltd.

•	China Mobile Group Hunan Co., Ltd.

•	China Mobile Group Shaanxi Co., Ltd.

•	China Mobile Group Shanxi Co., Ltd.

•	China Mobile Group Neimenggu Co., Ltd.

•	China Mobile Group Jilin Co., Ltd.

•	China Mobile Group Heilongjiang Co., Ltd.

•	China Mobile Group Guizhou Co., Ltd.

•	China Mobile Group Yunnan Co., Ltd.

•	China Mobile Group Xizang Co., Ltd.

•	China Mobile Group Gansu Co., Ltd.

•	China Mobile Group Qinghai Co., Ltd.

•	China Mobile Group Ningxia Co., Ltd.

•	China Mobile Group Xinjiang Co., Ltd.

•	China Mobile Group Design Institute Co., Ltd.

•	China Mobile Hong Kong Company Limited

•	China Mobile International Limited

•	China Mobile IoT Company Limited

•	China Mobile Online Services Co., Ltd.

•	China Mobile (Hangzhou) Information Technology Co., Ltd.

•	China Mobile Internet Company Limited

For detailed information of our significant subsidiaries, see note 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Group Finance Co., Ltd., or China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

Set out below is a chart illustrating our corporate structure as of March 31, 2017:

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

In 2016, we launched our “Big Connectivity” strategy, aiming at a business transformation from mobile communications between people to a model that extends connections to join people and things as well as connections among things. In our efforts to implement this strategy, we have shifted focus from the traditional operating model to an integrated development of the “four growth engines,” namely, to capitalize on the momentum in the mobile market, the household market, the corporate customer market and the emerging businesses.

Mobile Market. We have been dedicated to the development of our 4G network. As of December 31, 2016, we cumulatively put in use 1.51 million 4G base stations which covered a population of over 1.3 billion. In 2016, the number of our 4G customers increased by 223 million, reaching over 535 million by the end of the year. As of March 31, 2017, our 4G customers reached approximately 568.1 million. We have continued to improve our quality management for 4G network to increase the average download speed and improve customer experience of our 4G network. Our average download speed on urban roads reached 40 Mbps in 2016. We also continued to facilitate the migration of our customers from 2G and 3G networks to 4G networks. Moreover, we have built one of the world’s largest networks of Voice over LTE, or VoLTE, providing VoLTE for commercial use in more than 300 cities in Mainland China. In addition to network upgrade, we have continued to optimize our 4G product offerings. In 2016, our data services revenue, which has become the primary driver for our revenue growth, increased by 30.2% from RMB303,425 million in 2015 to RMB394,937 million (US$56,883 million). Notably, the revenue from wireless data traffic for the first time exceeded traditional telecommunication business (including voice, SMS and MMS) and became the largest revenue source in 2016. In 2017, we will continue to focus the development of our 4G network to maintain our market leading position in China in terms of coverage and further enhance 4G network quality and customer perception through the continued promotion of VoLTE, and carrier aggregation, or CA.

Household Market. In 2016, we adopted the high-end approach to the development of our wireline broadband business, with an aim to offering products and services with enhanced network speed and quality and customized to the needs of specific customer groups. The expansion in both of our wireline broadband customer base and our market share continued in 2016. Our wireline broadband customers reached 77.6 million at the end of 2016, increasing by 41.1% from 55.0 million at the end of 2015, and our market share grew from 22.9% from the end of 2015 to 28.1% at the end of 2016. Furthermore, our smart home gateway, Mobaihe, which is a set-top box providing high-definition video-on-demand service, achieved significant growth. At the end of 2016, the customers of our home digital services, Mobaihe, exceeded 22.8 million. The average revenue per user per month (including home digital services) increased from RMB31.9 in 2015 to RMB33.8 in 2016. In 2017, we plan to further promote our high-end wireline broadband with a focus on developing household broadband with bandwidth of over 100M and key area broadband with bandwidth reaching 1,000M.

Corporate Customer Market. We have focused on key services such as dedicated lines and IDC services, built a network-wide coordinated sales system to target major corporate customers and have developed products targeting key industries such as public administration, finance, transportation, education, healthcare and energy. We further improved the transmission capacity of our fiber optic cable and the accessibility of our corporate customer dedicated lines. In 2017, we will continue to expand our corporate customer base by taking advantage of the opportunities in “Internet+” and serving customers in these key industries with tailored information technology products and services.

Emerging Businesses. We have been engaged in developing innovative application and information services in 2016. For example, we extended our near-field communication, or NFC, applications through the One Hundred Schools Project. Additionally, our “and-Wallet” mobile payment service recorded a total annual transaction value of more than RMB1 trillion for the year of 2016. We also made a number of achievements in the area of IoT. We established one of world’s largest dedicated networks for IoT with more than 100 million connections as of December 31, 2016. Besides, our open IoT platform intended to nurture the development of the IoT ecosystem, OneNET platform, also went online in 2016. It connected more than seven million devices and served approximately 30,000 developers and more than 3,000 companies at the end of 2016.

In terms of long-term strategy, we will continue to implement our “Big Connectivity” strategy and strive to become a world leading operator offering innovative digital services. To this end, we plan to build upon our existing customer base to boost connectivity scale, optimize our connectivity service and strengthen our connectivity applications. We will also focus on extending connections among people to connections among people and things, and among things in order to attain the service capability to accommodate an IoT market where the number of connections may reach the level of ten billion. Additionally, we expect to expand investments in technological innovation of communication applications, enter into new businesses areas and develop new business models, through which we can accelerate our development of digital content business and smart technology and applications for certain key industries.

Customers and Usage

Our mobile customer base has grown substantially from approximately 826.2 million at the end of 2015 to approximately 848.9 million at the end of 2016. As of March 31, 2017, our total number of mobile customers reached approximately 856.5 million, our 4G customers reached approximately 568.1 million. Our total number of wireline broadband customers reached approximately 85.7 million as of March 31, 2017, compared to 77.6 million by the end of 2016. Our customer growth is primarily attributable to a number of factors, including:

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

However, due to the increasing mobile penetration rate and intensified competition among telecommunications operators and from competitors in related industries, our customer base may not continue to grow as fast as it has over the past few years, if at all. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin.”

Our total voice usage was 4,100.2 billion minutes in 2016, representing a decrease of 2.9% from 2015. Our SMS usage totaled 542.4 billion messages in 2016, representing a decrease of approximately 3.1% from 2015. The decrease in our voice usage and the decrease in SMS usage are partly due to the increasing competition from providers offering Over The Top products such as instant voice and messaging services.

Our total handset data traffic was 5,680.7 billion megabytes in 2016, representing an increase of 127.7% from 2015. Our average handset data traffic per user per month also increased by 105.7% to 697 megabytes in 2016. The increase in our handset data traffic usage is due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2014	2015	2016

Mobile Business
Customer Base (in millions)	806.6	826.2	848.9
4G Customer Base (in millions)	90.1	312.3	535.0
Total Voice Usage (in billions of minutes)	4,293.9	4,220.8	4,100.2
Handset Data Traffic (in billions of megabytes)	1,080.9	2,494.6	5,680.7
Average Minutes of Usage Per User Per Month (minutes)(1)	453	430	408
Average Handset Data Traffic Per User Per Month (MB) (2)	155	339	697
Average Handset Data Traffic Per 4G User Per Month (MB)	780	748	1,027
Average Revenue Per User Per Month (RMB)(3)	59.5	56.3	57.5
Average Monthly Churn Rate (%)(4)	3.13	2.78	2.32
Wireline Broadband Business
Customer base (in millions)	—	55.0	77.6
Average Revenue Per User Per Month (RMB) (5)	—	31.9	32.1
Average Revenue Per User Per Month (including home digital services) (RMB)	—	31.9	33.8
IoT Business
Connections (in millions)	—	65	103

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the total handset data usage during the relevant year by the average number of handset data users during the year and (B) dividing the result by 12.
(3)	Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2014, 2015 and 2016 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively.
(4)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.
(5)	Calculated by (A) dividing the revenue from wireline broadband services during the relevant year by the average number of wireline broadband customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long distance calls, international long distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to the substitution effect of Over The Top products and a decline in tariffs, and total voice usage decreased by 2.9% in 2016 compared to 2015.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. Our data services revenue increased to RMB394,937 million in 2016, representing an increase of 30.2% from 2015. As a percentage of revenue from telecommunications services, our data services revenue increased to 63.3% in 2016 from 52.0% in 2015.

SMS and MMS. SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage decreased from 559.9 billion messages in 2015 to 542.4 billion messages in 2016, and our revenue generated from SMS and MMS decreased from RMB31,244 million in 2015 to RMB28,555 million in 2016 due to the increasing competition from and substitution effect of providers offering Over The Top products such as instant voice and messaging services.

Wireless Data Traffic Services. Our wireless data traffic business includes mobile data traffic services, which primarily consist of handset data traffic service, and WLAN service. Revenue generated from our wireless data traffic business reached RMB288,178 million in 2016, compared to RMB200,857 million in 2015.

Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G or 4G networks via handsets. We experienced significant growth in the provision of handset data traffic services in 2016 driven by the rapid increases in both our 4G customer base and the average handset data traffic per 4G user per month. Our handset data traffic reached 5,680.7 billion megabytes in 2016, representing a 127.7% increase compared to 2015. Revenue generated from our handset data traffic service reached RMB283,229 million in 2016, compared to RMB195,490 million in 2015.

We also offer WLAN service, which is a service that provides high-speed Internet access through WLAN.

Wireline Broadband Services. Our wireline broadband business offers primarily the wireline broadband data traffic service. Revenue generated from our wireline broadband business increased by 39.7% to RMB25,618 million in 2016 compared from RMB18,339 million in 2015, and the average revenue per user per month increased from RMB31.9 in 2015 to RMB32.1 in 2016. Our home digital services also contributed to the expansion of our wireline broadband services. Our home digital services mainly refer to the high-definition video-on-demand services provided through our Mobaihe set-top box. Mobaihe achieved a customer base of more than 22.8 million at the end of 2016, and the average revenue per user per month (including home digital services) increased from RMB31.9 in 2015 to RMB33.8 in 2016.

Applications and Information Services. Our applications and information services include network resources services and various mobile application products such as Mobile Market and IoT. Revenue generated from our applications and information services reached RMB52,586 million in 2016, compared to RMB52,985 million in 2015.

Our network resources services mainly include IDC services and dedicated line services. Our IDC services refer to our server hostage, bandwidth leasing and other network infrastructure services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers. The revenue generated from our IDC services and dedicated line services grew by 76.3% and 32.1% in 2016, respectively.

We have been making efforts to build up open platforms through our Mobile Market in the past few years. “Mobile Market” serves as a platform for software developers and their applications as well as our own businesses so that our customers may use their terminals to download applications and subscribe for our businesses.

In 2016, we expanded the application of IoT to various aspects such as urban management, smart transportation and industrial control, and have developed standardized IoT products including home security services, automobile fleet management services and remote surveillance. We also established centralized public IoT networks with IoT connections reaching over 100 million. Besides, we have established the OneNET platform, which enables developers to connect with IoT manufacturers and leverage our computation, network and communication capacity to quickly launch and promote their applications. As of December 31, 2016, OneNET platform connected more than seven million devices, serving approximately 30,000 developers and more than 3,000 companies.

Additionally, we have closely kept track of the industry trend in our development of applications and information services, and therefore extend our business to various emerging areas, such as NFC and mobile payment. We have established various specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU Company Limited, all of which focus on digital contents, mobile Internet, IoT and other digital services. Nonetheless, this is an area that we believe to be in its initial stage of development, and we can make more achievements by continuing our efforts in digital services. We continue to promote our digital services and explore new operating models for China Mobile, in order to further advance the market-orientated mechanism and to strengthen our position in the competitive digital landscape through continuous innovation.

Tariffs

Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in Mainland China. The MIIT has continued encouraging mobile operators in Mainland China to implement the caller-party-pays regime, and mobile operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we offer in Mainland China are generally based on tariffs equivalent to the caller-party-pays regime. In March 2008, the Ministry of Information Industry, the predecessor of the MIIT, reduced the maximum domestic roaming usage charges that a mobile services provider may charge on roaming services. In December 2009, the PRC regulators promulgated policies to eliminate domestic roaming usage charges on outgoing international long distance calls when domestic roaming services are used, as well as eliminate local usage charges on outgoing domestic and international long distance calls when roaming services are not used. In May 2014, the PRC regulators further promulgated policies to permit mobile services providers to set the tariffs of all telecommunications services. Our international roaming usage charges are set in accordance with agreements with the relevant foreign mobile operators.

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

In 2013, we introduced mix-and-match plans, which allow our customers greater flexibility in customizing the voice, data traffic and applications components of their plans. For middle-to-high-end customers, we created a “single price” plan for local, domestic long-distance and roaming calls. In 2014, we introduced new 4G mix-and-match plans and actively sought to reduce the unit price for international roaming. We introduced RMB3/6/9 per 3 megabytes international roaming plans and RMB30/60/90 per day unlimited international data traffic plans and also expanded our 4G international roaming services. In 2015, we promoted the restructuring of tariff plans and launched innovative services such as corporate-sponsored data tariff plans and data traffic sharing service. In 2016, in response to the PRC government’s Belt and Road Initiative, we extended the RMB30/60/90 per day unlimited international data traffic plans to 39 countries or regions covered by the Belt and Road Initiative, and launched “the Belt and Road multi-country international data package” covering 19 countries and regions.

Since May 2015, in response to the expectations of the general public and customers and in order to implement the relevant national policy, we, in addition to continue enhancing network capacity and increasing network speed, launched data tariff plans at lower rates for both peak and non-peak time. We also provided certain amount of free non-peak time data to customers, and reduced the tariffs for out-of-plan data usage and international data roaming in certain countries and regions. With respect to our data traffic tariff, we launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month in October 2015. In 2016, our data traffic tariff decreased by 36%. In addition, we took an orderly and balanced approach in reducing voice tariff. We cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, in October 2016, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality. Furthermore, we had removed standalone non-flat rate domestic long-distance and roaming packages from our product portfolio as of the end of 2016, and started to sell and promote only the voice services plans charging local calls and domestic long-distance and roaming calls at a flat rate. Additionally, as a result of our efforts in cooperation with overseas telecommunications operators, our international roaming tariffs further decreased in 2016. These measures have had certain adverse impact on our financial condition and results of operations, resulting in decreases in the overall tariffs of our data traffic services and voice services in 2015 and 2016, respectively, as compared to those in previous years. In March 2017, we announced to implement certain measures in response to the government initiative in furtherance of the “speed upgrade and tariff reduction” policy including to cancel all handset domestic long-distance and roaming tariffs within 2017 and to substantially reduce the dedicated Internet access tariffs for small and medium enterprises and to reduce international long-distance call tariffs. In April 2017, we announced to implement several specific measures to reduce tariffs starting from May 2017. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future.

The reduction in tariffs as a result of these measures, on the one hand, has had, and we expect that it will continue to have, adverse impact on our financial condition and results of operations. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business – Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” On the other hand, we have implemented a number of measures to enhance our data traffic operations in response to the “speed upgrade and tariff reduction” initiatives. For example, in our efforts to enhance customer experience, we continued to increase our network speed. As of the end of 2016, the average download speed on urban roads reached to 40 Mbps. We believe these initiatives will, in the long run, facilitate the transformation of our business model to focus on data traffic and digital services.

For our wireline broadband services and applications and information services, we determine tariffs mainly according to market conditions.

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These arrangements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and domestic and international long distance charges.

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

Our interconnection arrangements with other telecommunications operators enable our subscribers to communicate with the subscribers of those operators through making and receiving local, domestic and international long distance calls. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are generally standardized from province to province.

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

A mobile customer using domestic roaming services is charged at our roaming usage charges or, for outgoing international long distance calls, international long distance charges. A mobile customer using international roaming services incurs charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. For example, since 2015, we reduced the international data roaming charges in certain countries and regions and cancelled the domestic long-distance and roaming charges for voice services within the tariff zones in Beijing-Tianjin-Hebei and other designated regions and the tariff zones in Sichuan Province and Chongqing Municipality. In addition, we further lowered our international roaming charges in 2016 in response to customers’ expectation, and our international roaming voice usage increased. See “ — Tariffs.”

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

In 2016, our main R&D efforts were focused on a number of aspects:

Improving Networks and Services. In 2016, we strengthened the development and optimization of our 4G network. In particular, we improved our network performance by 3D-MIMO, UL 64QAM and CA, and enhanced and optimized VoLTE technology. We also won the Outstanding Prize in the 2016 National Science and Technology Progress Awards for our contribution to the development of TD-LTE, a global 4G mobile telecommunication technology and standard. We strengthened the research, development and trial on the strategy of network transformation Network Function Visualization, or NFV, and software defined network, or SDN. In particular, we completed NFV field trials (Phase II) for VoLTE service in four provinces, launched commercial SDN data center solution for our public and private cloud, and started SDN field trials on IP network and transport network in various cities. In 2016, we also advocated NovoNet target network architecture based on Telecom Integrated Cloud and started to build multi-site test network for NovoNet target architecture. Additionally, we jointly initiated OPEN-O open source community with industry partners and released relevant products.

Setting Technical Standards and Promoting Industry Development. We actively promoted 5G related work in international organizations, such as the 3rd Generation Partnership Project, or 3GPP, the International Telecommunication Union and the Next Generation Mobile Networks. In particular, we led 5G requirements and scenarios and network architecture work in 3GPP. We also participated in the 5G first phase testing that was led by Chinese IMT-2020 (5G) Promotion Group, and achieved the 5G key technology verification. Furthermore, in February 2016, we launched the 5G joint innovation center, which had 58 partners (including 32 vertical industry partners) as of the end of 2016, to promote innovation in communication capability, IoT, Internet of Vehicles and other areas. We presented NFV at international conferences and technology forums on multiple occasions and demonstrated VoLTE high definition audio and video based on NFV. We also promoted the establishment of the core part of the standards for NarrowBand IoT, or NB-IoT, launched the first data call based on standardized NB-IoT, and initiated NB-IoT field trials.

Building Independent R&D Capabilities in Terms of Cloud Computing and Big Data. In order to deepen the top-level design of the information technology systems and to promote the maturity of independently-developed products, we formulated plans for the construction and evolution of enterprise-level big data centers, data control and professional operations, improved the independent R&D product lines in the areas of cloud computing and big data, strengthened the application of relevant products and realized the independent integration of cloud services to the general public. In 2016, we launched certain products of cloud services in healthcare and education industries.

Promoting Innovation of Internet-related Key Products. Our R&D initiatives closely followed our “Big Connectivity” strategy and made achievements in various areas. For the household market, we established a product line and several technology systems, such as Smart Home Gateway, Mobaihe set-top box and embedded-SIM, among other things. To improve our competitiveness in providing differentiated services, we launched the unified authentication of customer identity, intra-application billing security systems and online setting of R&D service platforms for applications. Furthermore, we continued to build an ecosystem of platforms. In 2016, we standardized the technologies applicable to the vertical open platforms for our various affiliated companies. We also plan to develop a centralized open platform. In addition, to further enhance customer experience of our products, we formulated a complete set of technical specifications based on the standard of Rich Communication Services, or RCS. Our R&D department completed certain key modules and applied to our self-developed handset N2. We also launched Hefeixin, an app designed to improve user experience in communications and social networking.

Sales and Customer Services

We continue to optimize our customer service system that separate front and back line services and have established sales and services channels tailored to the needs of customers by providing electronic and mobile Internet channels.

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. Our proprietary sales outlets, in addition to providing retail sales and network connection services, also offer differentiated services to customers, including, among others, billing information and payment collection, services consultation and sale of terminals. Most of our proprietary sales outlets provide training and service demonstrations to retail outlets, which, in turn, offer our services to customers according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Our electronic channels offer services including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. We continued to improve our service capacity in electronic channels, and approximately 200 million customers visited our mobile app outlets in 2016. In addition, we are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting corporate customers in key industries, such as public administration, finance, transportation, education, healthcare and energy. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions.

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in Mainland China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. Our main strategy in retaining customers is to continue to implement our customer classification, customer bonus points program and customer club program. We classify our customers according to their level of value contribution and match them with differentiated service resources according to their level, with higher-level customers enjoying premium services. Our customer bonus points program is an important measure to this end, under which customers receive bonus points based on their service consumption and loyalty. Customers may exchange their accrued bonus points for tariffs, data and other benefits. Customer club program offers certain membership privileges taking into account customers’ demand, our marketing focuses, as well as internal and external resources available to us.

In 2016, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to filter spam SMS and software that were sent to our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2016.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network. In 2016, we continued to upgrade our service quality management system and created a transparent and secure communication platform. In particular, we started to integrate customer services resources to our 10086 customer service hotline operation, which increased our service efficiency and overall hotline connection rate. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Churn Management. We have devised internal monitoring systems to detect customers who are prone to discontinue their subscriptions. In particular, our churn alert system prompts customer service representatives to proactively approach those customers, and customers who have recently discontinued their service, to improve customer relations and minimize churn.

Credit Control. We have implemented customer identity and information checks during the customer registration procedures to assist in credit control. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a customer will be subject to late payment fees for amounts overdue and subject to account deactivation if the customer’s account remains overdue. As a majority of our existing customers pre-pay for our services, we have limited credit risk exposure to our customers. We make an impairment loss for doubtful accounts based on our assessment of the recoverability of accounts receivable.

Corporate Social Responsibility and Sustainable Development

We are committed to fulfilling our responsibilities to stakeholders and proactively pursuing shared and sustainable development with stakeholders while striving to contribute to the achievement of the Sustainable Development Goals for 2030. We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 36% in 2016 compared with the previous year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored treatments for 3,633 children in poverty diagnosed with congenital heart disease, and provided trainings to more than 90,000 principals of rural primary and secondary schools in villages in central and western China. In addition, we are fully devoted to creating a secure communication platform for our customers by introducing highly resilient and fully protected features, such as our anti-fraud system utilizing big data technology and anonymization of personal data, so as to strictly protect the privacy of our customers. We implemented policies and procedures that target phishing, spam SMS and malware in order to reduce the spam, improper SMS and malware transmitted to our customers. We also implemented measures such as adopting the real-name registration system, refining our service process, providing instant channels to report spam and fraud, for purpose of early detection of, and quick response to fraud. In 2016, we were listed in the Dow Jones Sustainability Indices for the ninth consecutive year and were also listed in the Hang Seng Corporate Sustainability Index Series for the seventh consecutive year. In 2016, we became the first and the only company from Mainland China named on CDP’s Global Climate A List.

Terminals

Our TD-LTE services have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals, low cost TD-LTE terminals and terminals with 4G+ new technology, as well as self-branded terminals. In 2016, we launched three self-branded smartphones, namely A1s, A2 and N2. A1s is a basic VoLTE-compatible phone priced at RMB499 per unit. A2, priced at RMB799 per unit, became the first smartphone that supports CA technology which is priced below RMB1,000 per unit. N2 is the first VoLTE-compatible smartphone that supports CA, NFC and RCS functions, which is priced at RMB1,499 per unit. In 2017, we plan to develop four to five 4G+ self-branded smartphones, all of which will be VoLTE-compatible and support CA, NFC and RCS technologies. We have devoted ourselves to promoting the long-term development of the TD-LTE terminal supply chain and have focused on the sales of 4G terminals, which strongly drove growth in data traffic.

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

Trademark

We hold rights to various trademarks and other intellectual property rights necessary to conduct our business. We actively pursue the filing and registration of trademarks within Mainland China and abroad.

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

In 2013, we unveiled our new corporate logo. The new logo has been registered as a trademark in Mainland China, Hong Kong, Macau, and Taiwan and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in the United Kingdom and the United States. In addition, individual applications have been filed in 16 countries and an application as a trademark under the Protocol Relating to the Madrid Agreement has been filed in 45 countries.

Mobile Networks

We offer mobile services using the GSM standard, which is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. This standard is also referred as the 2G standard. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong.

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

On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We intend to use the TD-LTE network to primarily carry high bandwidth and high-quality wireless broadband businesses. As of December 31, 2016, we cumulatively put in use 1.51 million 4G base stations which cover a population of over 1.3 billion, realizing 4G coverage of major areas including high speed rail, subways and key scenic areas, in the PRC. As of March 31, 2017, the number of 4G customers reached approximately 568.1 million. In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

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

Spectrum usage fees for GSM networks are currently charged at the annual rate of RMB17 million per MHz for the 900 MHz frequency band and RMB14 million per MHz for the 1800 MHz frequency band. Spectrum usage fees are charged on the basis that uplink and downlink frequencies are separately charged. Spectrum usage fees for TD-SCDMA networks are currently charged at the annual rate of RMB15 million per MHz for the 960 MHz to 2300 MHz frequency bands and RMB12 million per MHz for the 2300 MHz to 2690 MHz frequency bands, while rates for indoor-only frequency bands are set at 30% of the corresponding full rates. As of March 31, 2017, no detailed standards have been promulgated for spectrum usage fees for TD-LTE networks. The relevant regulatory authorities in China may review these fee arrangements in the future.

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

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2016, our interprovincial transmission network bandwidth reached 285.7T, representing an increase by 204T from the end of 2015.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2016, we focused on constructing 4G base stations and put in use 0.4 million additional 4G base stations, increasing the total number of stations to 1.51 million, which cover a population of over 1.3 billion in the PRC. We utilize the telecommunications towers from China Tower to construct our base stations.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2016, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, Nokia, Ericsson, Alcatel-Lucent Shanghai Bell and FiberHome.

Fixed-Line Networks

We operate fixed-line networks which provide extensive coverage in China. These networks are technologically advanced and conducive to the introduction of the next generation fixed-line networks. These networks support a wide range of end-to-end fixed-line telecommunications services and enable customized products to be delivered to meet a variety of telecommunications needs.

Our fixed-line networks consist of fixed-line telephone networks, broadband Internet and data networks, transmission networks, value-added service platforms, IT support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links. As of December 31, 2016, the coverage of our Fiber to the Home, or FTTH, exceeded 80%.

Investments and Acquisitions

As of December 31, 2016, Guangdong Mobile, our wholly-owned subsidiary, held a 18.98% equity interest in the issued share capital of SPD Bank as a result of shares issued to certain other shareholders. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in Mainland China, as well as in the sharing of customer services and channels resources. Through such strategic cooperation, we and SPD Bank have issued China Mobile – SPD Bank co-branded debit and credit cards, which support NFC, in 29 provinces in Mainland China. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2016, CMC held a 13.62% equity interest in IFLYTEK.

In June 2014, CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, CMI Holdings subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2016, CMI Holdings held an 18% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with SDIC, and CMFM, to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC has made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2016, CMC had contributed RMB721 million to China Mobile Fund and has a commitment to make further investment in an amount of RMB779 million upon the request by China Mobile Fund.

In November 2015, CM TieTong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2016, partially due to the benefit from the integration and synergy brought by CM TieTong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “—Businesses — Data Business.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

In March 2016, we entered into a joint venture agreement with China Merchants Group to establish ShiJinShi Credit Information Services Co. Ltd., in Qianhai, Shenzhen of China with a registered capital of RMB300 million, in which we held a 42% equity interest. As of December 31, 2016, we had contributed RMB63 million (approximately US$9.1 million) to the joint venture. The joint venture is intended to provide credit reporting services and products for individuals, utilizing our competitive strengths in big data.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. On November 27, 2015, CM TieTong entered into the Acquisition Agreement with China TieTong to acquire Target Assets and Business, which we expect will facilitate our transformation into a full service operator offering both wireline broadband and mobile services. Having each operated a wireline broadband services business for a number of years, China Telecom and China Unicom have advantages in terms of wireline broadband services. In January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditures such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Such cooperation as contemplated by our two major competitors, if materialized, may significantly change the competitive landscape of the telecommunications industry in Mainland China.

In addition, the PRC government has begun to allow certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers on a trial basis and we may face increasing competition from these new mobile network operators. We also face increasing competition from providers offering telecommunications services using alternative technologies. Furthermore, we expect that we will face intense competition in the delivery of 4G services from China Telecom and China Unicom, which have received permits to operate their 4G services based mainly on FDD-LTE technology. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.”

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

On December 25, 2015, the MIIT issued the Catalog of Telecommunications Services (2015 Edition), which became effective on March 1, 2016. It sets out classifications of various telecommunications services for regulatory and licensing purposes.

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

The PRC government implemented a number of measures that permit certain operators approved by the MIIT to lease and repackage mobile services for sale to end customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end customers after repackaging these services. The trial period ended on December 31, 2015. On May 5, 2016, the MIIT officially issued a telecom license to China Broadcasting Network Ltd, making it the nation’s fourth telecommunications operator. In 2016, the MIIT also approved certain operators to refarm their respective frequency spectrum used for 2G and 3G services to provide 4G services.

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

Sharing of Telecommunications Infrastructure. In April 2016, the MIIT and the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the 2016 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. First, the Opinions required supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be uniformly planned, constructed and delivered by China Tower, with the exception that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH. In newly-built residential areas, certain national standards applicable to FTTH construction should be strictly implemented. In existing residential areas, sharing of Internet facilities for the broadband access is mandatory whenever conditions allow; if sharing is impractical without reconstruction, the relevant telecommunications operators shall negotiate for reconstruction. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions allow. Additionally, in order to have the overall urban planning take into account telecommunications infrastructure construction, the Opinions encourage the telecommunications operators to communicate and coordinate with relevant government agencies and companies in the related industries, in particular, to promote the construction plans of road transportation, underground pipelines and green parks to accommodate the construction of telecommunications infrastructure.

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

Value-added Tax Reform Applicable to the Telecommunications Industry. Effective from June 1, 2014, the PRC business tax was replaced with a value-added tax, or VAT, in the telecommunications industry. The pilot tax rate for basic telecommunications services is 11% and the pilot tax rate for value-added telecommunications services is 6%.

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

We will strive to reduce the short-term adverse effect of the application of VAT to the telecommunications industry on our revenues and profits. Through various measures, including optimization of the development and sales and marketing models, implementation of enhanced management over cost, procurement and vendors’ tax qualifications, obtaining more input VAT credits on capital expenditures, we may receive more input VAT credits to offset our VAT output tax obligation. Besides, we can optimize our revenue structure by actively promoting value-added telecommunications services, which are subject to a lower VAT rate. As a result, our overall VAT obligation could be further reduced.

As the application of VAT was expanded to other industries nationwide from May 1, 2016, such as construction industry and other service industries, more capital expenditures and operating expenses, such as commission and service expenses for third parties, are entitled to input VAT credits, and in turn, further offset our VAT output tax obligations. We believe this will be beneficial to the development of our business and further reduce the adverse impact of the implementation of VAT on our operating revenues and profitability.

For the regulations in relation to tariff setting, spectrum usage, interconnection arrangements and lease line arrangements, see “ —Tariffs,” “ —Interconnection,” “ — Mobile Networks — Spectrum” and “ — Mobile Networks — Leased Lines.”

Employees.

As of December 31, 2014, 2015 and 2016, we had 241,550, 438,645 and 460,647 employees, respectively. The significant increase in the number of the employees in 2015 was attributable to the requirement of reducing the proportion of labor sourced by third parties that provide services to us among the total labor under the Labor Contract Law of the PRC, as amended, and its associated regulations, as a result of which we have made an adjustment on the structure of employees and outsourcing labor, leading to the significant increase in the number of employees and the significant decrease in number of outsourcing labor in 2015. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2016 are classified in the following table. Approximately 51.0% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2016.

	Number	% of Total
Management	34,057	7.4
Technical	102,945	22.3
Marketing	265,133	57.6
General affairs	45,593	9.9
Other	12,919	2.8

Total	460,647	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor association. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations during 2016, and we believe that our relations with our employees are good.

The number of labor sourced by third parties reached 37,507 by the end of 2016.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2016 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to an international roaming agreement with Irancell Telecommunications Services Company in Iran, which may be a government-controlled entity. In 2016, our gross revenue generated by roaming traffic under these agreements was less than US$500,000, and roaming traffic under these agreements did not generate any profit.

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

Financial Highlights

Our operating revenue reached RMB708.4 billion in 2016, representing an increase of 6.0% from 2015. The growth rate of revenue from our telecommunications services stood at 6.7%, achieving a five-year-high and ranking the first in the industry in China. Our revenue structure improved further in 2016 with wireless data traffic revenue increasing by 43.5% from 2015, accounting for 46.2% of revenue from our telecommunications services. Our wireless data traffic became the largest revenue source in 2016 for the first time in our history, surpassing the combined revenue of voice, SMS and MMS. Our profit attributable to equity shareholders reached RMB108.7 billion in 2016, or basic earnings per share of RMB5.31. Excluding the one-off gain in 2015 on the transfer of Tower Assets, profit attributable to equity shareholders would increase by 10.5% in 2016.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2014	2015	2016
Total Voice Usage (in billions of minutes)	4,293.9	4,220.8	4,100.2
Handset Data Traffic (in billions of megabytes)	1,080.9	2,494.6	5,680.7
Operating Revenue (in RMB millions)	651,509	668,335	708,421
Operating Expenses (in RMB millions)	534,189	565,413	590,333
Profit Attributable to Equity Shareholders (in RMB millions)	109,218	108,539	108,741

In 2014, 2015 and 2016, our customer base continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Wireless data traffic became the largest revenue source in 2016 for the first time in our history, surpassing the combined revenue of voice, SMS and MMS. Our total net increase in the number of mobile customers was 22.7 million in 2016 and our total mobile customer base reached 848.9 million as of December 31, 2016. Our total voice usage decreased by 1.7% in 2015 and decreased by 2.9% in 2016. Our handset data traffic increased by 130.8% in 2015 and by 127.7% in 2016. As a result, our operating revenue increased by 2.6% in 2015 and by 6.0% in 2016. Our data business continued to grow, and our data services revenue accounted for 52.0% and 63.3% of our revenue from telecommunications services in 2015 and 2016, respectively. Our operating expenses increased by 5.8% in 2015 and by 4.4% in 2016. Our profit attributable to equity shareholders decreased by 0.6% in 2015 and increased by 0.2% in 2016.

The PRC economy continued to grow in terms of GDP by 6.7% in 2016, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 95.8% as of December 31, 2016, the mobile markets in some economically developed regions of Mainland China has begun to show signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Item 3. Key Information — Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Average Revenue Per User

Our average revenue per user for mobile users increased to RMB57.5 in 2016 from RMB56.3 in 2015, primarily due to increased revenue generated from our data services. Our average revenue per user for broadband users (including home digital services) increased to RMB33.8 in 2016 from RMB31.9 in 2015.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31, 2014, 2015 and 2016. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

Impairment Loss for Doubtful Accounts

We assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. Our estimates are based on the aging of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. We determine the useful life and residual values of our assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 2(g) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets and Investments Accounted for Using the Equity Method

Our property, plant and equipment, consisting primarily of telecommunications transceivers, switching centers, transmission and other network equipment, comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, other intangible assets subject to amortization and investments accounted for using the equity method are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets was recorded in 2014, 2015 and 2016, except for the goodwill impairment in 2014 and certain inefficient terminal transmission equipment and WLAN assets impairment in 2015. Details are set forth in notes 14, 17 and 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(i) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Possible Impact of Amendments, New Standards, Interpretations And Disclosures Issued But Not Yet Effective For The Year Ended December 31, 2016

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2016, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2016 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018

IFRS 9 “Financial Instrument”	January 1, 2018

IFRS 16 “Leases”	January 1, 2019

The implementation of “IFRS 15 – Revenue from contracts with customers,” “IFRS 9 – Financial instruments” and “IFRS16 – Leases” may require the Company to change its accounting and operational policies or restate its consolidated financial statements. The IASB issued “IFRS 15 – Revenue from contracts with customers” which will become effective from January 1, 2018, but may be implemented by companies prior to this date, and “IFRS 9 – Financial instruments” and “IFRS 16 – Leases” will become effective from January 1, 2018 and January 1, 2019, respectively. The Company is currently analyzing the potential impact of the first-time application of these standards on its consolidated financial statements.

The “IFRS 15 – Revenue from contracts with customers” standard specifies how and when the Company will recognize revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures. Revenue may be recognized over time or at a point in time. The Company assesses the impacts of the “IFRS 15 – Revenue from contracts with customers” standard on its consolidated financial statements. Based on this assessment the Company has initially identified that changes, among others, will take place in the identification of separate performance obligations, the capitalization of sales commission, the determination of stand-alone selling price and its relative allocation.

In accordance with the “IFRS 9 – Financial instruments” standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, and a new impairment model for financial assets. The Company has been in the process of assessment of the classification and measurement of financial assets, management anticipates the application of IFRS may affect the classification and measurement of the Company’s available-for-sale investments and may have an impact on amounts reported in respect of the Company’s other financial assets and financial liabilities. The new impairment model requires the recognition of impairment provisions based on expected credit losses which may result in an earlier recognition of credit losses. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard. The Company has been in the process of assessment of how its impairment provisions However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

In accordance with the “IFRS 16 – Leases” standard and various transition options established by this standard for first-time application. Given that the Company leases certain telecommunications facilities for time periods longer, such as telecommunications towers and related equipment, as well as the TD-SCDMA network capacity, the application of “IFRS 16 – Leases” in 2019 is expected to have significant impact on the Company’s consolidated financial statements. The impact will result from the fact that present values of lease liabilities and leased assets will be recorded on the balance sheet when the standard is applied. In particular, the Company expects a corresponding significant increase in its assets and lease liabilities. In addition, related operating lease expenses will be reclassified as depreciation and financial expenses.

As a result of the new IFRS standards, the Company might be required to change its accounting policies, to alter its operational policies so that they reflect new financial reporting standards, or to restate its published consolidated financial statements. Such changes may have an adverse effect on the Company’s business, financial position and profit, or could cause an adverse deviation between the Company’s revenue and operating result targets.

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2014		2015		2016
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue(1):
Revenue from telecommunications services	591,602	90.8	584,089	87.4	623,422	88.0
Revenue from sales of products and others	59,907	9.2	84,246	12.6	84,999	12.0

Total	651,509	100.0	668,335	100.0	708,421	100.0

Operating expenses:
Leased lines and network assets	15,843	3.0	20,668	3.7	39,083	6.6
Interconnection	23,502	4.4	21,668	3.8	21,779	3.7
Depreciation	122,805	23.0	136,832	24.2	138,090	23.4
Employee benefit and related expenses	70,385	13.2	74,805	13.2	79,463	13.5
Selling expenses	75,655	14.2	59,850	10.6	57,493	9.7
Cost of products sold	74,495	13.9	89,297	15.8	87,352	14.8
Other operating expenses	151,504	28.3	162,293	28.7	167,073	28.3

Total	534,189	100.0	565,413	100.0	590,333	100.0

Profit from operations	117,320		102,922		118,088
Gain on the transfer of Tower Assets	—		15,525		—
Other gains	1,171		1,800		1,968
Interest income	16,270		15,852		16,005
Finance costs	(487)		(455)		(235)
Share of profit of investments accounted for using the equity method	8,248		8,090		8,636

Profit before taxation	142,522		143,734		144,462
Taxation	(33,179)		(35,079)		(35,623)

Profit for the year	109,343		108,655		108,839

Attributable to:
Equity shareholders	109,218	99.9	108,539	99.9	108,741	99.9
Non-controlling interests	125	0.1	116	0.1	98	0.1

Profit for the year	109,343	100.0	108,655	100.0	108,839	100.0

(1)	Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

On April 29, 2014, a notification, Cai Shui [2014] No.43, was jointly issued by the MOF and the State Administration of Taxation, and as approved by the State Council of the PRC, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to VAT, or the VAT Program from June 1, 2014. According to the Cai Shui [2014] No.43, the VAT rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from June 1, 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

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

Operating revenue increased by 6.0% from RMB668,335 million in 2015 to RMB708,421 million (US$102,034 million) in 2016. This increase was primarily due to the growth in our data services.

Revenue from telecommunications services increased by 6.7% from RMB584,089 million in 2015 to RMB623,422 million (US$89,791 million) in 2016. Voice services revenue decreased by 19.8% from RMB261,896 million in 2015 to RMB209,949 million (US$30,239 million) in 2016. This decrease was principally due to the substitution effect of Over The Top products, which resulted in a decrease in voice usage. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.061 in 2015 to RMB0.050 in 2016. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 44.8% in 2015 to 33.7% in 2016.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2015	2016
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	31,244	28,555	(2,689)	(8.6)
Wireless data traffic	200,857	288,178	87,321	43.5
of which: Handset data traffic	195,490	283,229	87,739	44.9
Wireline broadband	18,339	25,618	7,279	39.7
Applications and information services	52,985	52,586	(399)	(0.8)

Data services revenue	303,425	394,937	91,512	30.2

Data services revenue as a percentage of revenue from telecommunications services	52.0%	63.3%	11.3	—

Data services revenue increased by 30.2% from RMB303,425 million in 2015 to RMB394,937 million (US$56,883 million) in 2016, surpassing our voice services revenue for the second time. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity to continue to attract new customers and in response to the national policy of “speed upgrade and tariff reduction,” we offered discounts to our tariff plans. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Revenue generated from handset data traffic, which has become a strong driver of revenue growth, grew by 44.9% to RMB283,229 million in 2016, as compared to RMB195,490 million in 2015, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. The growth of our revenue from handset data traffic in 2016 was partially offset by the tariff plans with discounts we offered to attract more subscribers. Revenue generated from wireline broadband business grew by 39.7% to RMB25,618 million in 2016, as compared to RMB18,339 million in 2015. Revenue generated from SMS and MMS decreased by 8.6% from RMB31,244 million in 2015 to RMB28,555 million in 2016, as competition from Internet instant messaging applications continued to intensify, and SMS usage decreased by 3.1% from 559.9 billion messages in 2015 to 542.4 billion messages in 2016. Revenue generated from applications and information services slightly decreased by 0.8% to RMB52,586 million in 2016, as compared to RMB52,985 million in 2015. As a percentage of revenue from telecommunications services, data services revenue increased from 52.0% in 2015 to 63.3% in 2016.

Revenue from sales of products and others increased by 0.9% from RMB84,246 million in 2015 to RMB84,999 million (US$12,242 million) in 2016 mainly due to the increase in our sales of 4G terminals.

Operating Expenses. Operating expenses include leased lines and network assets, interconnection expenses, depreciation expenses relating to our telecommunications network and other property, plant and equipment, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operating lease charges, impairment loss of doubtful accounts, assets written off, power and utilities expenses and other miscellaneous expenses.

Operating expenses increased by 4.4% from RMB565,413 million in 2015 to RMB590,333 million (US$85,026 million) in 2016. Among the operating expenses:

Leased lines and network assets expenses increased by 89.1% from RMB20,668 million in 2015 to RMB39,083 million (US$5,629 million) in 2016. The increase was mainly attributable to the RMB28.1 billion we paid to China Tower for using the telecommunications towers, which was offset by the decrease in network leasing fees for 3G network and “Village Connect.” As a percentage of operating expenses, leased lines and network assets expenses increased from 3.7% in 2015 to 6.6% in 2016.

Interconnection expenses in 2016 was RMB21,779 million (US$3,137 million), which remained relatively stable compared to RMB21,668 million in 2015. Interconnection expenses as a percentage of operating expenses decreased from 3.8% in 2015 to 3.7% in 2016.

Depreciation expenses increased by 0.9% from RMB136,832 million in 2015 to RMB138,090 million (US$19,889 million) in 2016. The increase was mainly because we maintained our investment level and expanded our network assets, partially offset by the decreased capital expenditures as a result of changes in telecommunications tower operating model following the transfer of Tower Assets. As a percentage of operating expenses, depreciation expenses decreased from 24.2% in 2015 to 23.4% in 2016.

Employee benefit and related expenses increased by 6.2% from RMB74,805 million in 2015 to RMB79,463 million (US$11,445 million) in 2016. This increase was primarily due to our adjustment and optimization of compensation structure to increase compensation for frontline employees and an increase in the standards of social insurance. As a percentage of operating expenses, employee benefit and related expenses increased from 13.2% in 2015 to 13.5% in 2016.

Selling expenses decreased by 3.9% from RMB59,850 million in 2015 to RMB57,493 million (US$8,281 million) in 2016. This decrease was principally the result of our deepened transformation of marketing model and enhanced precision marketing, resulting in a further improvement in the allocation of our use of marketing resources. As a percentage of operating expenses, selling expenses decreased from 10.6% in 2015 to 9.7% in 2016.

Cost of products sold decreased by 2.2% from RMB89,297 million in 2015 to RMB87,352 million (US$12,581 million) in 2016. This decrease was primarily due to our reduced handset subsidy as a result of our efforts to promote the sales of mobile handsets through public distribution channels. As a percentage of operating expenses, cost of products sold decreased from 15.8% in 2015 to 14.8% in 2016.

Other operating expenses increased by 2.9% from RMB162,293 million in 2015 to RMB167,073 million (US$24,064 million) in 2016. This increase was primarily due to the increase in power and utilities expenses as a result of the increases in base stations, IDC equipment and other devices, which was partially offset by the decreases in our maintenance expenses and leasing expenses due to changes in the operating model of telecommunications towers following the transfer of Tower Assets and our refined cost management. As a percentage of operating expenses, other operating expenses decreased from 28.7% in 2015 to 28.3% in 2016. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 14.7% from RMB102,922 million in 2015 to RMB118,088 million (US$17,008 million) in 2016, and operating margin (profit from operations as a percentage of operating revenue) increased from 15.4% in 2015 to 16.7% in 2016.

Other Gains. Other gains increased by 9.3% from RMB1,800 million in 2015 to RMB1,968 million (US$283 million) in 2016, principally due to an increase in penalty income from RMB658 million in 2015 to RMB764 million in 2016.

Interest Income. Interest income increased by 1.0% from RMB15,852 million in 2015 to RMB16,005 million (US$2,305 million) in 2016, mainly because the average bank and cash balance during the year increased compared to the previous year, which was partially offset by the reduction of benchmark deposit rates by PBOC.

Finance Costs. Finance costs decreased by 48.4% from RMB455 million in 2015 to RMB235 million (US$34 million) in 2016. This decrease was mainly due to a decrease in interest on entrusted loans as we repaid certain amount of entrusted loans to CMCC.

Share of Profit of Investments Accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB8,636 million in (US$1,244 million) in 2016, an increase by 6.7% from RMB8,090 million in 2015, which was primarily attributable to our shareholding in SPD Bank. For more information on our share of profit of investments accounted for using equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 0.5% from RMB143,734 million in 2015 to RMB144,462 million (US$20,807 million) in 2016.

Taxation. Our income tax expense increased by 1.6% from RMB35,079 million in 2015 to RMB35,623 million (US$5,131 million) in 2016. This increase was due to an increase in taxable income. Our effective tax rate was 24.4% in 2015 and 24.7% in 2016, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 0.2% from RMB108,539 million in 2015 to RMB108,741 million (US$15,662 million) in 2016. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 16.2% in 2015 to 15.3% in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenue. Operating revenue increased by 2.6% from RMB651,509 million in 2014 to RMB668,335 million in 2015. This increase was primarily due to the growth in our data services and our terminal sales business.

Revenue from telecommunications services decreased by 1.3% from RMB591,602 million in 2014 to RMB584,089 million in 2015. Voice services revenue decreased by 16.5% from RMB313,476 million in 2014 to RMB261,896 million in 2015. This decrease was principally due to the substitution effect of Over The Top products, which resulted in a decrease in voice usage, and the implementation of VAT in the PRC. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.072 in 2014 to RMB0.061 in 2015. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 53.0% in 2014 to 44.8% in 2015.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2014	2015
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	34,780	31,244	(3,536)	(10.2)
Wireless data traffic	153,926	200,857	46,931	30.5
of which: Handset data traffic	148,466	195,490	47,024	31.7
Wireline broadband	16,204	18,339	2,135	13.2
Applications and information services	53,552	52,985	(567)	(1.1)

Data services revenue	258,462	303,425	44,963	17.4

Data services revenue as a percentage of revenue from telecommunications services	43.7%	52.0%	8.3	—

Data services revenue increased by 17.4% from RMB258,462 million in 2014 to RMB303,425 million in 2015, surpassing our voice services revenue for the first time. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity to continue to attract new customers and in response to the national policy of “speed upgrade and tariff reduction,” we offered discounts to our tariff plans and certain amount of free data usage to our customers during non-peak time and launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, which had a negative impact over our data services revenue in 2015. The increase in our data service revenue was also partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Revenue generated from handset data traffic, which has become a strong driver of revenue growth, grew by 31.7% to RMB195,490 million in 2015, as compared to RMB148,466 million in 2014, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. The growth of our revenue from handset data traffic in 2015 was partially offset by the same reasons reducing the growth of our data services revenue. Revenue generated from wireline broadband business grew by 13.2% to RMB18,339 million in 2015, as compared to RMB16,204 million in 2014. Revenue generated from SMS and MMS decreased by 10.2% from RMB34,780 million in 2014 to RMB31,244 million in 2015, as competition from Internet instant messaging applications continued to intensify, and SMS usage decreased by 8.4% compared to the previous year. Revenue generated from applications and information services slightly decreased by 1.1% to RMB52,985 million in 2015, as compared to RMB53,552 million in 2014. As a percentage of revenue from telecommunications services, data services revenue increased from 43.7% in 2014 to 52.0% in 2015.

Revenue from sales of products and others increased by 40.6% from RMB59,907 million in 2014 to RMB84,246 million in 2015 due to the increase in our sales of 4G terminals. The increase was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

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

Operating expenses increased by 5.8% from RMB534,189 million in 2014 to RMB565,413 million in 2015. The increase was due to the increases in the sales of our devices, investments and the expansion of asset scale resulting in increases in depreciation expenses and maintenance fees and other operating expenses and the usage fees payable to China Tower for telecommunications towers. The increase in our operating expenses is partially offset by the input VAT credits we were entitled to as a result of the implementation of VAT in the PRC telecommunications industry.

Leased lines and network assets expenses increased by 30.5% from RMB15,843 million in 2014 to RMB20,668 million in 2015. The increase was mainly because we accrued usage fees to China Tower in an amount of RMB5.6 billion in respect of existing telecommunications towers for November and December 2015 and the new telecommunications towers from the date of delivery. As a percentage of operating expenses, leased lines and network assets expenses increased from 3.0% in 2014 to 3.7% in 2015.

Interconnection expenses decreased by 7.8% from RMB23,502 million in 2014 to RMB21,668 million in 2015, primarily due to a decrease in voice, SMS and MMS usage, which resulted in a decrease in settlement expenses for voice, SMS and MMS services. Interconnection expenses as a percentage of operating expenses decreased from 4.4% in 2014 to 3.8% in 2015.

Depreciation expenses increased by 11.4% from RMB122,805 million in 2014 to RMB136,832 million in 2015. The increase was mainly due to the expansion in our network assets, which is in turn due to large-scale capital expenditures undertaken by us for the purpose of building and expanding our 4G network as part of our strategic transformation. As a percentage of operating expenses, depreciation expenses increased from 23.0% in 2014 to 24.2% in 2015.

Employee benefit and related expenses increased by 6.3% from RMB70,385 million in 2014 to RMB74,805 million in 2015. This increase was primarily due to the rise in social insurance expenses, slight increase of employee compensation and the implementation of our enterprise annuity system. As a percentage of operating expenses, employee benefit and related expenses remained stable at 13.2% from 2014 to 2015.

Selling expenses decreased by 20.9% from RMB75,655 million in 2014 to RMB59,850 million in 2015. This decrease was principally the result of our deepened transformation of marketing mode, optimized structure of our selling expenses, marketization of terminal sales we promoted, our accelerated transformation of social channels, our enhancing the concentration of advertising and utilizing big data for precise marketing, thereby boosting our marketing efficiency significantly. As a percentage of operating expenses, selling expenses decreased from 14.2% in 2014 to 10.6% in 2015.

Cost of products sold increased by 19.9% from RMB74,495 million in 2014 to RMB89,297 million in 2015. This increase was generally in line with the increase in sales of devices, especially TD-LTE smartphones. As a percentage of operating expenses, cost of products sold increased from 13.9% in 2014 to 15.8% in 2015.

Other operating expenses increased by 7.1% from RMB151,504 million in 2014 to RMB162,293 million in 2015. As a percentage of operating expenses, other operating expenses increased from 28.3% in 2014 to 28.7% in 2015. This increase was primarily due to the increase in maintenance expenses and the provision for impairment of certain inefficient terminal transmission equipment and WLAN assets, which was partially offset by the decrease in our administrative expenses such as conference and travelling expenses. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 12.3% from RMB117,320 million in 2014 to RMB102,922 million in 2015, and operating margin (profit from operations as a percentage of operating revenue) decreased from 18.0% in 2014 to 15.4% in 2015.

Gain on the Transfer of Tower Assets. In 2015, we realized a gain of RMB15,525 million on the transfer of Tower Assets to China Tower.

Other Gains. Other gains increased by 53.7% from RMB1,171 million in 2014 to RMB1,800 million in 2015, principally due to an increase in others from RMB656 million in 2014 to RMB1,131million in 2015 as a result of the VAT refund of high and new technologies businesses received by certain of our subsidiaries.

Interest Income. Interest income decreased by 2.6% from RMB16,270 million in 2014 to RMB15,852 million in 2015, mainly because the benchmark deposit rates were reduced by PBOC and the average bank and cash balance during the year decreased compared to the previous year.

Finance Costs. Finance costs decreased by 6.6% from RMB487 million in 2014 to RMB455 million in 2015. This decrease was mainly due to a decrease in interest on bonds as the bonds issued by China TieTong with a principal amount of RMB1,000 million was repaid in 2015 and a decrease in interest on entrusted loans as we repaid certain amount of entrusted loans from CMCC.

Share of Profit of Investments Accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB8,090 million in 2015, which was primarily attributable to our shareholding in SPD Bank, compared to RMB8,248 million in 2014. For more information on our share of profit of investments accounted for using equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 0.9% from RMB142,522 million in 2014 to RMB143,734 million in 2015.

Taxation. Our income tax expense increased by 5.7% from RMB33,179 million in 2014 to RMB35,079 million in 2015. This increase was due to an increase in taxable income. Our effective tax rate was 23.3% in 2014 and 24.4% in 2015, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 0.6% from RMB109,218 million in 2014 to RMB108,539 million in 2015. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 16.8% in 2014 to 16.2% in 2015.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2016, we had working capital (current assets minus current liabilities) of RMB50,256 million (US$7,238 million), compared to a negative working capital of RMB12,341 million as of December 31, 2015 and working capital of RMB34,433 million as of December 31, 2014. The increase in our working capital as of December 31, 2016 from December 31, 2015 was primarily due to an increase in proceeds receivable for the transfer of Tower Assets, an increase in available-for-sale financial assets and an increase in bank deposits, partially offset by an increase in accrued expenses and other payables, accounts payable and deferred revenue. The current portion of our finance lease obligations as of December 31, 2014, 2015 and 2016 were RMB68 million, nil and nil, respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2016, we had bank deposits of RMB335,297 million (US$48,293 million), compared to bank deposits of RMB323,330 million as of December 31, 2015 and bank deposits of RMB353,507 million as of December 31, 2014. The decrease of bank deposits in 2015 was mainly due to the consideration we paid for acquiring Target Assets and Businesses, while the increase of bank deposits in 2016 was mainly because of the increased cash flow generated from operating activities.

The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2014	2015	2016
	(in millions of RMB)
Net cash generated from operating activities	216,438	235,089	253,701
Net cash used in investing activities	(151,230)	(142,743)	(194,523)
Net cash used in financing activities	(42,530)	(86,510)	(48,958)

Net increase / (decrease) in cash and cash equivalents	22,678	5,836	10,220

Net cash generated from operating activities increased by 7.9% from RMB235,089 million in 2015 to RMB253,701 million (US$36,541 million) in 2016, which is in line with the increases in our profit before taxation excluding depreciation and amortization, an increase in accounts payable, compared to a decrease in 2015, gain on the transfer of Tower Assets in 2015, compared to none in 2016 and a decrease in inventories, compared to an increase in 2015, which was partially offset by a smaller increase in deferred revenue, an increase in prepayments and other current assets, compared to a decrease in 2015 and a larger increase in other receivables.

Net cash generated from operating activities increased by 8.6% from RMB216,438 million in 2014 to RMB235,089 million in 2015, which is in line with the increases in our profit before taxation excluding depreciation and amortization, a larger increase in our deferred revenue and a larger increase in accrued expenses and other payables and a decrease in prepayments and other current assets, compared to an increase in 2014, which was partially offset by a decrease in account payable compared to an increase in 2014.

Net cash used in investing activities increased by 36.3% from RMB142,743 million in 2015 to RMB194,523 million (US$28,017 million) in 2016, primarily due to an increase in capital expenditure, an increase in purchase of available-for-sale financial assets, an increase in bank deposits, compared to a decrease in 2015 and an increase in restricted bank deposits, compared to the decreases in 2015, which was partially offset by an increase in maturity of available-for-sale financial assets and an increase in receipt of consideration from China Tower.

Net cash used in investing activities decreased by 5.6% from RMB151,230 million in 2014 to RMB142,743 million in 2015, primarily due to a decrease in payment for investment accounted for using the equity method, a larger decrease in bank deposits, an increase in maturity of available-for-sale financial assets and a decrease in restricted bank deposits compared to an increase in restricted bank deposits in 2014, which was partially offset by an increase in our purchase of available-for-sale financial assets.

Net cash used in financing activities decreased by 43.4% from RMB86,510 million in 2015 to RMB 48,958 million (US$7,051 million) in 2016. The smaller amount of cash used in financing activities in 2016 compared to 2015 was mainly attributable to our payment of consideration for the acquisition of Target Assets and Businesses of China TieTong in 2015 and decrease in repayment of entrusted loans in 2016.

Net cash used in financing activities increased by 103.4% from RMB42,530 million in 2014 to RMB86,510 million in 2015. The larger amount of cash used in financing activities in 2015 compared to 2014 was mainly attributable to our payment of consideration for the acquisition of Target Assets and Businesses of China TieTong and the increase of repayment of entrusted loans.

Capital Expenditures

Capital expenditures incurred in 2014, 2015 and 2016 were RMB215,097 million, RMB195,577 million and RMB187,291 million (US$26,976 million), respectively. We incurred capital expenditures principally for the construction of mobile communication networks, transmission facilities, buildings, infrastructure and power systems, business networks, support systems and others. The level of our capital expenditures decreased in 2016 principally due to the changes in telecommunications tower operating model following the transfer of Tower Assets, which was partially offset by increases in our investments in the 4G and wireline broadband networks to strengthen our network capacities in response to the rapid growth of data traffic business in certain hotspot areas.

We estimate that we will incur capital expenditures of approximately RMB176.0 billion (US$25.3 billion) in 2017. We expect that approximately 43.2% of our capital expenditures in 2017 will be used in the construction of mobile communications networks, approximately 29.6% will be used in the construction of transmission networks, approximately 11.4% will be used for the construction of buildings, infrastructure and power systems, approximately 7.6% will be used for the construction of business networks, approximately 4.9% will be used for the construction of support systems, and approximately 3.3% will be used for other construction.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2017.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2015 and 2016, our indebtedness mainly included corporate bonds of RMB4,995 million and RMB4,998 million (US$720 million) as described below, respectively.

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

Other Contractual Obligations and Commitments

As of December 31, 2016, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

•	our short-term and long-term debts (in addition to the bonds described under “— Indebtedness” above);

•	operating leases; and

•	capital commitments.

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	250,838	250,838	—	—	—
Bills Payable	1,206	1,206	—	—	—
Accrued Expenses and Other Payables	180,950	180,950	—	—	—
Amount Due to Ultimate Holding Company	5,563	5,563	—	—	—
Bonds	5,185	5,185	—	—	—

Total Contractual Obligations	443,742	443,742	—	—	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2016:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	194,821	50,484	86,180	52,442	5,715
Capital Commitments	34,935	30,059	4,876	—	—

Total Commercial Commitments	229,756	80,543	91,056	52,442	5,715

Apart from the commitments listed above, as of December 31, 2016, the company has a commitment to invest RMB779 million to China Mobile Fund upon its request.

Research and Development, Patents and Licenses, etc.

See “Item 4. — Business Overview — Businesses — Research and Development.”

Trend Information

See our discussion in each section of “— Overview of Our Operations” and “— Results of Operations” included elsewhere under this Item.

Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 27, 2017.

Name	Age	Position
Mr. SHANG Bing	61	Executive Director and Chairman
Mr. LI Yue	57	Executive Director and Chief Executive Officer
Mr. LIU Aili	53	Executive Director and Vice President
Mr. SHA Yuejia	59	Executive Director and Vice President
Mr. DONG Xin	50	Executive Director, Vice President and Chief Financial Officer
Mr. Frank K.S. WONG	69	Independent Non-Executive Director
Dr. Moses M.C. CHENG	67	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	70	Independent Non-Executive Director
Mr. Stephen K.W. YIU	56	Independent Non-Executive Director

Mr. SHANG Bing has served as our Executive Director and Chairman since September 2015. He is in charge of our overall management. Mr. Shang is also the Chairman of CMCC as well as a director and the Chairman of CMC. Mr. Shang previously served as a Director of Industrial Technology Development Centre in Liaoning Province, a General Manager of Economic and Technological Development Company in Liaoning Province, a General Manager of China United Telecommunications Corporation Liaoning Branch, a Director and President of China United Telecommunications Corporation, an Executive Director and President of China United Telecommunications Corporation Limited and China Unicom Limited, a Vice President of China Telecom, an Executive Director, President and Chief Operating Officer of China Telecom and the Vice Minister of the MIIT. Mr. Shang graduated from Shenyang Chemical Industry Institution with a Bachelor’s degree in 1982. He received a Master’s degree in business administration from the State University of New York in 2002 and a doctoral degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang is a senior economist and has spent many years working in basic telecommunications enterprises, with extensive experience in enterprise management and telecommunications industry.

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August 2010. He is in charge of our operations and strategic development. Mr. Li is also the President and director of CMCC and CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s Degree in telephone exchange, holds a Master’s Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. LIU Aili has served as our Executive Director and Vice President since March 2006. Mr. Liu is principally in charge of planning and construction and human resources. He is also a Vice President of CMCC, a director and vice president of CMC, a Vice President of China Internet Infrastructure Resources Association and the Chairman of China Tower. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of China Mobile Group Shandong Co., Ltd. and Zhejiang Mobile, Chairman of CMPak Limited and a non-executive director of China Communications Services Corporation Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, corporate customers and international businesses. He is also a Vice President of CMCC, a director and vice president of CMC, a non-executive director of PhoenixTV and a non-executive director of SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company and Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s Degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. DONG Xin has served as our Executive Director, Vice President and Chief Financial Officer since March 2017. Mr. Dong is principally in charge of corporate affairs, finance, internal audit, legal matters and investor relations of the Company. He is also a Vice President and General Counsel of CMCC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, Director General of the Planning and Construction Department of CMCC, Chairman and President of China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management.

Mr. Frank K.S. WONG has served as our Independent Non-Executive Director since August 2002. Mr. Wong currently serves as a non-executive director of PSA International Pte Ltd, and PSA Corporation Limited in Singapore. Mr. Wong previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, he was the Chairman and independent non-executive director of Mapletree Greater China Commercial Trust Management Ltd., an independent non-executive director of Industrial and Commercial Bank of China Limited in China, Mapletree Investment Pte Ltd and National Healthcare Group Pte Ltd in Singapore. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and a member of the Financial Services Development Council of the Hong Kong SAR Government between 2013 and 2015. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our Independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are publicly-listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company with shares listed on the Singapore Exchange Limited. His other directorships in publicly-listed companies in the last three years include Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited).

Mr. Paul M.Y. CHOW has served as our Independent Non-Executive Director since May 2013. Mr. Chow currently serves as an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co Ltd. and an independent non-executive director of CITIC Limited. Mr. Chow previously served as an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017, the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, the Chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016 and an independent non-executive director of Bank of China Limited from October 2010 to August 2016.

Mr. Stephen K.W. YIU has served as our Independent Non-Executive Director since March 2017. Mr. Yiu is currently a Non-Executive Director of the Insurance Authority and a Council member of The Hong Kong University of Science and Technology. Mr. Yiu currently serves as an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited. He joined the global accounting firm KPMG in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the HKICPA. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the HKICPA and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a Master’s degree in business administration from the University of Warwick in the United Kingdom.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2016 was approximately RMB3.88 million (US$0.56 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2016 was approximately HK$1.46 million (US$0.19 million). See note 10 to our consolidated financial statements included in this annual report on Form 20-F for details of the compensation we paid to our directors on an individual basis.

Board Practices

To enhance our corporate governance, we have three principal board committees: the audit committee, the remuneration committee and the nomination committee. The audit committee, the remuneration committee and the nomination committee are all comprised solely of independent non-executive directors.

Audit Committee

The members of our audit committee are Mr. Frank K.S. Wong, as chairman of the committee, Dr. Moses M.C. Cheng, Mr. Paul M.Y. Chow and Mr. Stephen K.W. YIU. The audit committee’s major responsibilities include:

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

Remuneration Committee

The members of our remuneration committee are Dr. Moses M.C. Cheng, as chairman of the committee, Mr. Frank K.S. Wong and Mr. Paul M.Y. Chow. The remuneration committee’s major responsibilities include:

•	to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

•	to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

Meetings of the remuneration committee are held at least once a year.

Nomination Committee

The members of our nomination committee are Mr. Paul M.Y. Chow, as chairman of the committee, Mr. Frank K.S. Wong and Dr. Moses M.C. Cheng. The primary responsibilities of the nomination committee include:

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of March 31, 2017, our directors and senior management who own shares in our company are listed as follows:

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

Major Shareholders

As of March 31, 2017, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company, representing approximately 72.72% of our issued and outstanding share capital. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2017, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares and the number of the holders of our ADSs.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2017, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, the United States and the United Kingdom. In addition, CMCC has filed applications to register the “CHINA MOBILE” name and logo as a trademark in Pakistan, Canada, Malaysia, United Arab Emirates, Thailand, South Africa, Indonesia, Brazil, Chile, Peru, Sri Lanka, Argentina, Saudi Arabia, Nigeria, Brunei and Yemen for certain goods and services. CMCC has also registered the “CHINA MOBILE” name and logo as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks.

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

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC will collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and prior to April 2008, to the Ministry of Information Industry, the predecessor of the MIIT). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us.

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

Platform Development

Aspire, which is 66.41% owned by us, is our joint venture with Vodafone and Hewlett-Packard Company. Aspire has a platform development master agreement (the “Platform Development Agreement”) with CMCC, pursuant to which Aspire (or its subsidiaries) will provide technology platform development and maintenance services to CMCC and its subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nationwide platform for wireless data.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB10,000 million in 2016, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB4,000 million in 2017. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Interconnection Settlement Arrangements

China TieTong, which was a then wholly-owned subsidiary of CMCC, was our connected person for purposes of the Hong Kong Listing Rules. Pursuant to an agreement among us, CMCC and China TieTong (the “Tripartite Agreement”), we and China TieTong make settlement payments to each other in respect of calls made or received by our respective customers. The initial term of the Tripartite Agreement expired on December 31, 2009. The Tripartite Agreement provides that unless the parties agree otherwise, upon expiry of its term, the Tripartite Agreement shall automatically be renewed for further terms of one year.

Following the completion of the acquisition of Target Assets and Businesses on December 31, 2015, the business contracts and relevant transactions between us, CMCC and China TieTong as contemplated under the Tripartite Agreement have been conducted by us and our subsidiaries. As a result, the interconnection settlement arrangements pursuant to the Tripartite Agreement ceased to be our continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

Telecommunications Services Cooperation Agreement

In order to meet customers’ demand for one-stop shop telecommunications services, we and CMCC have entered into a telecommunications services cooperation agreement (the “Telecommunications Services Cooperation Agreement”) pursuant to which we and CMCC, primarily through its then wholly-owned subsidiary China TieTong, will provide customer development services to each other by utilizing our respective existing sales channels and resources, such as sales outlets, Internet sales network, sales personnel and local sales units, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of the other party. The initial term of the Telecommunications Services Cooperation Agreement expired on December 31, 2010, and the agreement had been renewed annually until December 31, 2016.

Following the completion of the acquisition of Target Assets and Businesses on December 31, 2015, the aggregate amount of charges paid by us to CMCC and the aggregate amount of charges receivable by us from CMCC under the Telecommunications Services Cooperation Agreement fell below the de minimis level pursuant to Rule 14A.76 of the Hong Kong Listing Rules, and therefore, the transactions contemplated under the Telecommunications Services Cooperation Agreement are fully exempt from shareholders’ approval, annual review and all disclosure requirements under the Hong Kong Listing Rules. In light of the above, our Company and CMCC no longer renew this agreement at headquarters’ level upon expiry of its term in 2016.

Network Assets Leasing Agreement

In order to better position ourselves in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The initial term of the Network Assets Leasing Agreement expired on December 31, 2011, and the agreement has been renewed for successive one-year periods since that time.

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2016 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2016 under the Network Assets Leasing Agreement did not exceed RMB5,500 million. It is expected, in 2017, that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB5,000 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Transfer of Tower Assets to China Tower

On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. As of March 31, 2017, we indirectly owned a 38.0% equity interest in China Tower through CMC, our wholly-owned subsidiary.

Telecommunications Towers and Related Assets Lease Arrangement

Upon the completion of the transfer of Tower Assets to China Tower, based on the proposed usage pricing calculation mechanism and the actual usage of the telecommunications towers, we accrued an expense of approximately RMB5.6 billion in 2015. On July 8, 2016, CMC entered into the Lease Agreement with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. Under the Lease Agreement, leasing fees and lease periods are determined on an individualized basis with respect to each telecommunications tower. We shall pay leasing fees calculated based on a pricing formula taking into account various factors, subject to a pricing adjustment mechanism. In 2016, we paid to China Tower RMB28.1 billion for using the telecommunications towers.

Miscellaneous

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between CMCC and us or its subsidiaries (which have not been acquired by us) remain as connected transactions under Chapter 14A of the Hong Kong Listing Rules. As of the date of this annual report on Form 20-F, in order to streamline the management of the connected transactions between CMCC and us, we consolidated the agreements between CMCC and us:

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

(ii)	the Telecommunications Services Agreement, pursuant to which our subsidiaries obtain telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services from CMCC primarily through its then wholly-owned subsidiary China TieTong. Pursuant to the Telecommunications Services Agreement, subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to our subsidiaries. Under this agreement, the charges and prices payable are generally determined with reference to and cannot exceed relevant standards set by and revised from time to time by relevant governmental authorities in Mainland China. Where there are no such standards, the charges and prices are determined with reference to market rates.

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing Agreement did not exceed RMB2,000 million, RMB2,200 million and RMB2,800 million in 2014, 2015 and 2016, respectively. The transactions contemplated under the Property Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental and property management service charges payable by us to CMCC and its subsidiaries under the Property Leasing Agreement in 2017 are not expected to exceed RMB2,200 million.

The charges paid by us to CMCC and its subsidiaries under the Telecommunications Services Agreement did not exceed RMB7,000 million and RMB8,000 million in 2014 and 2015, respectively, while the aggregate annual amount paid by CMCC and its subsidiaries to us in 2014, 2015 and 2016 did not exceed RMB2,300 million, RMB2,200 million and RMB1,800 million, respectively. Following the completion of the acquisition of Target Assets and Businesses on December 31, 2015, the aggregate annual amount payable by us to CMCC and its subsidiaries under the Telecommunications Services Agreement in 2016 fell below the de minimis level pursuant to Rule 14A.76 of the Hong Kong Listing Rules, and therefore, the transactions contemplated under the Telecommunications Services Agreement are fully exempt from shareholders’ approval, annual review and all disclosure requirements under the Hong Kong Listing Rules. In light of the above, our Company and CMCC no longer renew this agreement at headquarters’ level upon expiry of its term in 2016.

In 2016, no consideration was paid from us to CMCC or from CMCC to us under the 2013 Trademark License Agreement, the Spectrum and Numbering Resources Agreement, the Inter-Provincial Transmission Line Leasing Settlement Agreement and the Platform Development Agreement.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2016 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.243 per share for the fiscal year ended December 31, 2016. This, together with the interim dividend of HK$1.489 per share that was paid, amounted to an aggregate dividend payment of HK$2.732 per share for the full fiscal year of 2016, representing a dividend payout ratio of 46%, which is higher than the 43% dividend payout ratio planned for the full fiscal year of 2016.

In 2017, having taken into consideration various relevant factors, such as our financial position, cash flow generating capabilities and capital demands for future development, we plan to maintain a stable dividend payout ratio for 2017 while we strive to attain a stable-to-rising dividend payout ratio to create higher shareholder value.

Our board of directors believes that our favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to our future development, while providing our shareholders with a favorable return.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol “CHL.” Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2016 and March 31, 2017, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2016 and March 31, 2017, there were, respectively, 457 and 452 registered holders of American depositary receipts evidencing 99,107,859 and 102,306,273 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows:

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2012	92.55	75.05	59.30	48.62
2013	91.45	75.05	59.53	47.74
2014	101.70	64.50	64.91	41.55

2015
First Quarter	108.30	88.75	69.47	56.70
Second Quarter	116.10	97.80	75.00	63.58
Third Quarter	102.80	89.30	66.03	56.91
Fourth Quarter	95.95	87.35	61.95	56.29

2016
First Quarter	87.50	79.65	56.32	50.66
Second Quarter	91.90	83.40	58.95	53.68
Third Quarter	99.00	86.75	63.72	56.31
Fourth Quarter	97.45	80.50	63.12	51.92
October	97.45	88.20	63.12	56.96
November	89.05	83.55	57.18	53.90
December	85.95	80.50	55.09	51.92

2017
January	88.20	82.00	57.00	52.87
February	88.80	85.60	57.39	55.26
March	90.35	83.55	58.52	53.99
First Quarter	90.35	82.00	58.52	52.87
April (through April 26)	86.75	82.80	55.81	53.25

Item 10.	Additional Information.

Articles of Association

According to the Companies Ordinance, we have the capacity and the rights, powers and privileges of a natural person of full age and, in addition and without limit, we may do anything that we are permitted or required to do by any enactment or rule of law.

Directors

Material Interests. A director (or an entity connected with a director) who is in any way, whether directly or indirectly, interested in a transaction, arrangement or contract or proposed transaction, arrangement or contract with us shall declare the nature and extent of his interest in accordance with the provisions of the Companies Ordinance and our Articles of Association. A director shall not vote (nor shall be counted in the quorum), on any resolution of the board in respect of any contract or transaction or arrangement or proposal in which he or any of his Associates (as such term is defined in the Hong Kong Listing Rules), is to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall be counted in the quorum for that resolution). The above prohibition shall not apply to any contract, arrangement or proposal:

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

Remuneration and Pension. The directors shall be entitled to receive by way of remuneration for their services such sum as we may determine from time to time in a general meeting. The directors shall also be entitled to be repaid their reasonable traveling, hotel and other expenses incurred by them in or about the performance of their duties as directors. The directors may award special remuneration out of our funds (by way of salary, commission or otherwise as the directors may determine) to any director who performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director.

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

Issue of Shares. A general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, to all the holders for the time being of any class of shares in the capital of our company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the directors, and Article 9 of the Articles of Association shall apply thereto.

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

Annual General Meetings and Extraordinary General Meetings

We must hold, in each year, a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting must be held within six months after the end of each fiscal year and at such place(s) as may be determined by the directors. All other general meetings are extraordinary general meetings. The directors may proceed to convene an extraordinary general meeting whenever they think fit, in accordance with the Companies Ordinance.

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

Exchange Controls

The Renminbi currently is not a freely convertible currency. Under the “capital account,” which includes, among others, foreign direct investment, the prior approval of the State Administration of Foreign Exchange should be obtained prior to conversion of Renminbi into foreign currency. However, under the “current account,” which includes dividends, trade and service-related foreign currency transactions, the Renminbi is currently freely convertible.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated against the U.S. dollar. In August 2015, PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the agreement between the United States and the PRC for the avoidance of double taxation (the “U.S.-PRC Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. As our ordinary shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty, it is unclear whether dividends paid with respect to our ordinary shares will also be qualified dividend income.

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

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market election in effect with respect to your ordinary shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your ordinary shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

We are subject to market rate risks due to fluctuations in interest rates. The majority of our debt is in the form of long-term loans with original maturities ranging up to 15 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2016.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2016, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2016		As of December 31, 2015
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Bonds issued by Guangdong Mobile	4,998	—	—	—	—	—	4,998	5,045	4,995	5,150
Average interest rate	4.50%	—	—	—	—	—	4.50%	—	4.50%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2016		As of December 31, 2015
	2017	2018	2019	2020	2021	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	—	—	1	—	—	—	1	1	1	1
in Hong Kong dollars	—	—	—	—	—	—	—	—	42	42
Bank deposits:
in U.S. dollars	428	—	—	—	—	—	428	428	843	843
in Hong Kong dollars	2,748	—	—	—	—	—	2,748	2,748	2,763	2,763
Cash and cash equivalents:
in U.S. dollars	1,285	—	—	—	—	—	1,285	1,285	1,097	1,097
in Hong Kong dollars	683	—	—	—	—	—	683	683	777	777

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2016 was US$185,582.96, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2016 was US$131,959.72.

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

As of December 31, 2016, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2016, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 27, 2017 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ DONG Xin
Name:	LI Yue	Name:	DONG Xin
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2016, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. In particular, Mr. Frank K.S. WONG has many years of finance and commercial management experience and expertise, and Mr. Stephen K.W. YIU has many years of accounting and finance experience and expertise. For detailed biographical information of Mr. Wong and Mr. Yiu, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.” Our board of directors has determined that each of Mr. Wong and Mr. Yiu is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Both Mr. Wong and Mr. Yiu satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2015 and 2016:

	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees(2)
	(in millions of RMB)
2015	97	—	1	4
2016	103	—	1	9

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for tax compliance and advisory services, risk assessment and compliance advisory services and performance improvement and business process optimization advisory services.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).(10)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China TieTong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(8)

4.11	Trademark License Agreement, dated January 1, 2013, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communications Limited (with English translation).(9)

4.12	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.14	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(10)

4.15	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(11)

4.16	Agreement on the Transfer of Business and Assets of China TieTong Telecommunications Corporation, dated November 27, 2015, between China Mobile TieTong Company Limited and China TieTong Telecommunications Corporation (with English translation).(11)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.23	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.24	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation).

4.25	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 27, 2017

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA MOBILE LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows present fairly, in all material respects, the financial position of China Mobile Limited and its subsidiaries (collectively, the “Company”) at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 27, 2017

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

		2016	2015	2014
	Note	Million	Million	Million

Operating revenue	4

Revenue from telecommunications services		623,422	584,089	591,602
Revenue from sales of products and others		84,999	84,246	59,907

		708,421	668,335	651,509

Operating expenses

Leased lines and network assets		39,083	20,668	15,843
Interconnection		21,779	21,668	23,502
Depreciation		138,090	136,832	122,805
Employee benefit and related expenses	5	79,463	74,805	70,385
Selling expenses		57,493	59,850	75,655
Cost of products sold		87,352	89,297	74,495
Other operating expenses	6	167,073	162,293	151,504

		590,333	565,413	534,189

Profit from operations		118,088	102,922	117,320

Gain on the transfer of Tower Assets	7	—	15,525	—

Other gains	8	1,968	1,800	1,171

Interest income		16,005	15,852	16,270

Finance costs	9	(235)	(455)	(487)

Share of profit of investments accounted for using the equity method		8,636	8,090	8,248

Profit before taxation		144,462	143,734	142,522

Taxation	12(a)	(35,623)	(35,079)	(33,179)

PROFIT FOR THE YEAR		108,839	108,655	109,343

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

		2016	2015	2014
	Note	Million	Million	Million

Other comprehensive (loss)/income for the year, net of tax:

Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive loss of investments accounted for using the equity method		(16)	—	—

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		24	—	—
Exchange differences on translation of financial statements of overseas entities		774	603	(169)
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(1,043)	901	1,224

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		108,578	110,159	110,398

Profit attributable to:

Equity shareholders of the Company		108,741	108,539	109,218
Non-controlling interests		98	116	125

PROFIT FOR THE YEAR		108,839	108,655	109,343

Total comprehensive income attributable to:

Equity shareholders of the Company		108,480	110,043	110,273
Non-controlling interests		98	116	125

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		108,578	110,159	110,398

Earnings per share – Basic	13(a)	RMB5.31	RMB5.30	RMB5.38

Earnings per share – Diluted	13(b)	RMB5.31	RMB5.30	RMB5.35

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

		As of December 31, 2016	As of December 31, 2015
	Note	Million	Million

Assets

Non-current assets

Property, plant and equipment	14	622,356	585,631
Construction in progress	15	89,853	88,012
Land lease prepayments and others	16	26,720	26,773
Goodwill	17	35,343	35,343
Other intangible assets		1,708	768
Investments accounted for using the equity method	19	124,039	115,933
Deferred tax assets	20	29,767	25,423
Available-for-sale financial assets	21	35	3
Proceeds receivable for the transfer of Tower Assets	7	—	56,737
Restricted bank deposits	22	4,528	4,575

		934,349	939,198

Current assets

Inventories	23	8,832	9,994
Accounts receivable	24	19,045	17,743
Other receivables	25	25,693	26,186
Proceeds receivable for the transfer of Tower Assets	7	57,152	—
Prepayments and other current assets	25	16,801	11,427
Amount due from ultimate holding company	26	221	247
Tax recoverable		1,097	746
Available-for-sale financial assets	21	31,897	19,167
Restricted bank deposits	22	197	15
Bank deposits	27	335,297	323,330
Cash and cash equivalents	28	90,413	79,842

		586,645	488,697

Total assets		1,520,994	1,427,895

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of December 31, 2016	As of December 31, 2015
	Note	Million	Million

Equity and liabilities

Liabilities

Current liabilities

Interest-bearing borrowings	32	4,998	—
Accounts payable	29	250,838	243,579
Bills payable		1,206	645
Deferred revenue	30	84,289	78,100
Accrued expenses and other payables	31	180,950	163,404
Amount due to ultimate holding company	26	5,563	7,276
Current taxation		8,545	8,034

		536,389	501,038

Non-current liabilities

Interest-bearing borrowings – non-current	32	—	4,995
Deferred revenue – non-current	30	2,175	1,291
Deferred tax liabilities	20	292	203

		2,467	6,489

Total liabilities		538,856	507,527

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of December 31, 2016	As of December 31, 2015
	Note	Million	Million

Equity

Share capital	34(b)	402,130	402,130
Reserves		576,891	515,206

Total equity attributable to equity shareholders of the Company		979,021	917,336

Non-controlling interests		3,117	3,032

Total equity		982,138	920,368

Total equity and liabilities		1,520,994	1,427,895

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2014	2,142	387,243	(230,014)	72	(607)	235,770	424,565	819,171	1,952	821,123

Changes in equity for 2014:
Profit for the year	—	—	—	—	—	—	109,218	109,218	125	109,343
Currency translations differences	—	—	—	—	(169)	—	—	(169)	—	(169)
Share of other comprehensive income of investments accounted for using the equity method	—	—	1,224	—	—	—	—	1,224	—	1,224

Total comprehensive income/(loss) for the year	—	—	1,224	—	(169)	—	109,218	110,273	125	110,398

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	—	(26,044)	(26,044)	(10)	(26,054)
Dividends declared in respect of current year (note 34(a)(i))	—	—	—	—	—	—	(24,880)	(24,880)	—	(24,880)
Shares issued under share option scheme (note 34(b))	9,279	2,073	(3,137)	—	—	—	—	8,215	—	8,215
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	—	23,172	(22,991)	181	—	181
Transfer between reserves upon expiry of options	—	—	(27)	—	—	—	27	—	—	—
Transition to no-par value regime	389,316	(389,316)	—	—	—	—	—	—	—	—
Others	—	—	—	—	8	—	(8)	—	—	—

As of December 31, 2014	400,737	—	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2015	400,737	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983

Changes in equity for 2015:
Profit for the year	—	—	—	—	—	108,539	108,539	116	108,655
Currency translation differences	—	—	—	603	—	—	603	—	603
Share of other comprehensive income of investments accounted for using the equity method	—	901	—	—	—	—	901	—	901

Total comprehensive income for the year	—	901	—	603	—	108,539	110,043	116	110,159

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	(22,283)	(22,283)	(21)	(22,304)
Dividends declared in respect of current year (note 34(a)(i))	—	—	—	—	—	(25,629)	(25,629)	—	(25,629)
Shares issued under share option scheme (note 34(b))	1,393	(369)	—	—	—	—	1,024	—	1,024
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	20,542	(20,502)	40	—	40
Transfer between reserves upon expiry of options	—	(92)	—	—	—	92	—	—	—
Consideration for business combination under common control	—	(31,967)	—	—	—	—	(31,967)	—	(31,967)
Transfer of assets of entities under common control to the ultimate holding company	—	(808)	—	—	—	—	(808)	—	(808)
Capital injection from non-controlling interests of a subsidiary	—	—	—	—	—	—	—	870	870

As of December 31, 2015	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

Changes in equity for 2016:
Profit for the year	—	—	—	—	—	108,741	108,741	98	108,839
Change in value of available-for-sale financial assets	—	24	—	—	—	—	24	—	24
Currency translation differences	—	—	—	774	—	—	774	—	774
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,043)	—	—	—	(16)	(1,059)	—	(1,059)

Total comprehensive income for the year	—	(1,019)	—	774	—	108,725	108,480	98	108,578

Dividends approved in respect of previous year (note 34(a)(ii))	—	—	—	—	—	(20,764)	(20,764)	(13)	(20,777)
Dividends declared in respect of current year (note 34(a)(i))	—	—	—	—	—	(26,227)	(26,227)	—	(26,227)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	25,721	(25,525)	196	—	196

As of December 31, 2016	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

(Expressed in RMB)

		2016	2015	2014
	Note	Million	Million	Million

Operating activities

Profit before taxation		144,462	143,734	142,522
Adjustments for:
- Depreciation of property, plant and equipment		138,090	136,832	122,805
- Amortization of other intangible assets	6	499	274	112
- Amortization of land lease prepayments	16	443	426	407
- Gain on the transfer of Tower Assets	7	—	(15,525)	—
- Gain on disposal of property, plant and equipment	6	(180)	(4)	(1)
- Write-off and impairment of property, plant and equipment	6	7,216	7,614	2,383
- Impairment loss of doubtful accounts	6	3,734	4,839	5,536
- Write-down of inventories	6	282	272	293
- Interest income		(16,005)	(15,852)	(16,270)
- Finance costs	9	235	455	487
- Dividend income from unlisted securities	8	—	(11)	—
- Share of profit of investments accounted for using the equity method		(8,636)	(8,090)	(8,248)
- Unrealized exchange loss, net		115	182	80
- Impairment loss of goodwill	6	—	—	1,594
- Gain on disposal of other financial assets		—	(14)	—

Operating cash flows before changes in working capital		270,255	255,132	251,700
Decrease/(increase) in inventories		886	(1,005)	(271)
Increase in accounts receivable		(4,930)	(5,830)	(8,165)
Increase in other receivables		(4,668)	(1,341)	(960)
(Increase)/decrease in prepayments and other current assets		(5,071)	276	(8,010)
Decrease/(increase) in amount due from ultimate holding company		26	(135)	(18)
Increase/(decrease) in accounts payable		11,931	(6,832)	8,191
Increase/(decrease) in bills payable		227	12	(144)
Increase in deferred revenue		7,231	14,005	1,200
Increase in accrued expenses and other payables		17,545	18,633	7,722
Increase/(decrease) in amount due to ultimate holding company		10	(32)	4,249

Cash generated from operations		293,442	272,883	255,494
Tax paid
- Hong Kong profits tax paid		(236)	(232)	(272)
- PRC enterprise income tax paid		(39,505)	(37,562)	(38,784)

Net cash generated from operating activities		253,701	235,089	216,438

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

		2016	2015	2014
	Note	Million	Million	Million

Investing activities

Capital expenditure		(188,209)	(172,243)	(174,673)
Land lease prepayments		(1,157)	(1,450)	(1,028)
Acquisition of other intangible assets		(1,399)	(212)	(23)
Proceeds from disposal of property, plant and equipment		564	7	2
(Increase)/decrease in bank deposits		(11,967)	30,177	21,620
(Increase)/decrease in restricted bank deposits		(135)	4,877	(2,609)
Interest received		13,862	15,655	14,513
Payment for investment accounted for using the equity method		(2,451)	(376)	(9,508)
Dividends received from associates	19	1,944	2,842	2,476
Dividends received from unlisted securities	8	—	11	—
Purchase of available-for-sale financial assets		(77,320)	(24,965)	(2,000)
Maturity of available-for-sale financial assets		65,881	8,294	—
Short-term loans granted by China Mobile Finance and other investments		(1,650)	(5,500)	—
Maturity of short-term loans granted by China Mobile Finance and other investments		2,500	—	—
Proceeds from disposal of other financial assets		—	140	—
Receipt of consideration from China Tower	7	5,000	—	—
Others		14	—	—

Net cash used in investing activities		(194,523)	(142,743)	(151,230)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

			2016	2015	2014
	Note		Million	Million	Million

Financing activities

Proceeds from issuance of shares under share option scheme			—	1,024	8,215
Capital injection from non-controlling shareholders of a subsidiary			—	870	—
Interest paid			(232)	(442)	(480)
Dividends paid to the Company’s equity shareholders	34	(a)	(46,991)	(47,912)	(50,924)
Dividends paid to non-controlling shareholders of subsidiaries			(13)	(21)	(10)
Consideration for business combination under common control			—	(31,880)	—
Proceeds from entrusted loans	35	(a)	—	8,592	10,242
Repayment of entrusted loans	35	(a)	—	(18,834)	(9,573)
Short-term deposits placed by ultimate holding company	35	(a)	5,552	7,274	—
Maturity of short-term deposits placed by ultimate holding company	35	(a)	(7,274)	(4,181)	—
Repayment of bonds			—	(1,000)	—

Net cash used in financing activities			(48,958)	(86,510)	(42,530)

Net increase in cash and cash equivalents			10,220	5,836	22,678

Cash and cash equivalents at beginning of year			79,842	73,812	51,180

Effect of changes in foreign exchange rate			351	194	(46)

Cash and cash equivalents at end of year	28		90,413	79,842	73,812

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB103,940,000,000 (2015: RMB125,210,000,000; 2014: RMB120,327,000,000) to equipment suppliers as of December 31, 2016 for additions of construction in progress during the year then ended.

The notes on pages F-16 to F-93 are an integral part of these consolidated financial statements.

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

Acquisition of Target Assets and Businesses from China Tietong Telecommunications Corporation

On November 27, 2015, China Mobile TieTong Company Limited (“CM TieTong”), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with China Tietong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of CMCC, under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations (“Target Assets and Businesses”). The final consideration for the acquisition of the Target Assets and Businesses based on the acquisition agreement was RMB31,967,000,000. The acquisition was completed on December 31, 2015.

The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by CMCC. Under IFRSs, the acquisition of the Target Assets and Businesses was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (note 2(c)(iii)).

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

The consolidated statements of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which they were incurred.

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

Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(i)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as share of profit or loss of investments accounted for using the equity method in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statements of comprehensive income.

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

Gain or loss on dilution of equity interest in associates and joint ventures are recognized in profit or loss.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(i)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f)	Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheets at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(i)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

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

Property, plant and equipment are stated in the balance sheets at cost less accumulated depreciation and impairment losses (see note 2(i)).

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii)	Leased lines and network assets and operating lease charges

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

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Leased assets (Continued)

(iv)	Sale and leaseback

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

(i)	Impairment of assets

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables

Investments in equity securities (other than investments in subsidiaries), available-for-sale financial assets and receivables are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the entity;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables (Continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:

–

For investment accounted for using the equity method (see note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(i)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with note 2(i)(ii).

–

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed.

–

For debt instruments classified as available-for-sale financial assets, if any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss. For equity instruments classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets (Continued)

(i)	Impairment of investments in equity securities, available-for-sale financial assets and receivables (Continued)

–

For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

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

(j)	Construction in progress

Construction in progress is stated at cost less impairment losses (see note 2(i)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Inventories

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

(l)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 2(i)), except where the effect of discounting would be immaterial.

(m)	Available-for-sale financial assets

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income tax (Continued)

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

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits).

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in note 2(y)(a); or

(vii)	A person identified in note 2(y)(a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

(aa)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

3	CHANGES IN ACCOUNTING POLICIES

The Group has adopted certain amended IFRS effective for accounting period beginning on January 1, 2016. Details of the adoption are as follows:

–	Amendment to IFRS 11, “Joint Arrangements”.

–	Amendment to IAS 16, “Property, Plant and Equipment”.

–	Amendment to IAS 38, “Intangible Assets”.

–	Amendment to IFRS 10, “Consolidated Financial Statements”.

–	Amendment to IAS 28, “Investments in Associates and Joint Ventures”.

–	Amendment to IAS 27, “Separate Financial Statements”.

–	Annual Improvement to IFRSs 2012-2014 cycle.

The adoption of the above amended standards did not have any significant impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 40).

4	OPERATING REVENUE

	2016	2015	2014
	Million	Million	Million

Revenue from telecommunications services
Voice services	209,949	261,896	313,476
Data services	394,937	303,425	258,462
Others	18,536	18,768	19,664

	623,422	584,089	591,602

Revenue from sales of products and others	84,999	84,246	59,907

	708,421	668,335	651,509

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

5	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2016	2015	2014
	Million	Million	Million

Salaries, wages, labor service expenses and other benefits	69,546	67,622	64,715
Retirement costs: contributions to defined contribution retirement plans	9,917	7,183	5,670

	79,463	74,805	70,385

6	OTHER OPERATING EXPENSES

		2016	2015	2014
	Note	Million	Million	Million

Maintenance		53,852	53,991	52,883
Impairment loss of doubtful accounts		3,734	4,839	5,536
Impairment loss of goodwill		—	—	1,594
Write-down of inventories		282	272	293
Amortization of other intangible assets		499	274	112
Operating lease charges
- land and buildings		11,628	13,447	12,722
- others	(i)	4,248	6,186	4,834
Gain on disposal of property, plant and equipment		(180)	(4)	(1)
Write-off and impairment of property, plant and equipment (note 14)		7,216	7,614	2,383
Power and utilities expenses		29,461	27,134	25,086
Auditors’ remuneration
- audit services	(ii)	103	97	91
- tax services		1	1	—
- other services		9	4	6
Others	(iii)	56,220	48,438	45,965

		167,073	162,293	151,504

Note:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America with the service fee amount of RMB22,000,000 (2015: RMB20,000,000; 2014: RMB20,000,000).
(iii)	Others consist of office expenses, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, and other miscellaneous expenses.

7	PROCEEDS RECEIVABLE FOR THE TRANSFER OF TOWER ASSETS

On October 14, 2015, China Mobile Communication Co., Ltd. (“CMC”), a wholly-owned subsidiary of the Company, jointly with China United Network Communications Corporation Limited (“China Unicom”), China Telecom Corporation Limited (“China Telecom”), and China Reform Holdings Corporation Ltd. (“CRHC”), entered into an agreement with China Tower Corporation Limited (“China Tower”), pursuant to which China Tower (i) purchased telecommunications towers and related assets (“Tower Assets”) from CMC, China Unicom and China Telecom and (ii) issued new equity shares to CRHC. The consideration of Tower Assets was determined based on the appraised value and subject to adjustment in accordance with the terms of the transaction agreement by each party as of the date of delivery. China Tower agreed to settle the consideration by way of issuing its equity shares to each party, plus cash consideration equalling to the excess of total consideration over the amount settled by equity shares. Upon completion of the above transactions, China Tower would be owned by CMC, China Unicom, China Telecom and CRHC with their respective shares of equity interests of 38.0%, 28.1%, 27.9% and 6.0%.

On October 31, 2015, CMC completed the transfer of Tower Assets to China Tower. In return, China Tower issued equity shares to CMC and shall pay CMC the remaining cash consideration within which China Tower has made the first payment of RMB5,000,000,000 in February 2016. The remaining balance of cash consideration was deferred and to be settled before December 31, 2017. In addition, China Tower will pay interest associated with the unpaid cash consideration to CMC from November 1, 2015 at a pre-determined interest rate, which is 90% of the financial institution’s one year benchmark lending rate announced by the People’s Bank of China (“PBOC”) on the completion date of the transaction, i.e. October 31, 2015.

The gain arising from the transfer of CMC’s Tower Assets, which has eliminated unrealized profits due to the Group’s interest in China Tower, is recorded as “Gain on the transfer of Tower Assets” in the consolidated statements of comprehensive income for the year ended December 31, 2015.

8	OTHER GAINS

	2016	2015	2014
	Million	Million	Million

Penalty income	764	658	515
Dividend income from unlisted securities	—	11	—
Others	1,204	1,131	656

	1,968	1,800	1,171

9	FINANCE COSTS

	2016	2015	2014
	Million	Million	Million

Interest on bonds	228	257	274
Interest on entrusted loans and bank deposits (note 35(a))	7	194	211
Others	—	4	2

	235	455	487

10	DIRECTORS’ REMUNERATION

Directors’ remuneration during 2016 is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2016 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing*	—	497.7	122.1	619.8
LI Yue (Chief Executive Officer)	—	717.3	146.5	863.8
LIU Aili	—	661.7	141.4	803.1
XUE Taohai**	—	645.7	143.3	789.0
SHA Yuejia	—	661.7	141.4	803.1

	—	3,184.1	694.7	3,878.8

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui***	130.4	—	—	130.4
WONG Kwong Shing, Frank	470.0	—	—	470.0
CHENG Mo Chi, Moses	452.0	—	—	452.0
CHOW Man Yiu, Paul	404.9	—	—	404.9

	1,457.3	—	—	1,457.3

10	DIRECTORS’ REMUNERATION (CONTINUED)

Directors’ remuneration during 2015 is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2015 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing#	—	106.7	30.0	136.7
XI Guohua##	—	376.6	113.0	489.6
LI Yue (Chief Executive Officer)	—	437.1	137.8	574.9
LIU Aili	—	365.4	132.7	498.1
XUE Taohai	—	386.9	134.6	521.5
HUANG Wenlin###	—	138.8	21.6	160.4
SHA Yuejia	—	365.4	132.7	498.1

	—	2,176.9	702.4	2,879.3

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui	325.0	—	—	325.0
WONG Kwong Shing, Frank	470.0	—	—	470.0
CHENG Mo Chi, Moses	440.0	—	—	440.0
CHOW Man Yiu, Paul	330.0	—	—	330.0

	1,565.0	—	—	1,565.0

Directors’ remuneration during 2014 is as follows:

	Directors’ fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement scheme contributions	2014 Total
(Expressed in Hong Kong dollar)	’000	’000	’000	’000	’000

Executive directors

XI Guohua	180	1,174	565	256	2,175
LI Yue (Chief Executive Officer)	180	1,067	513	234	1,994
LIU Aili	180	960	462	210	1,812
XUE Taohai	180	960	462	210	1,812
HUANG Wenlin	180	960	462	210	1,812
SHA Yuejia	180	960	462	210	1,812

Independent non-executive directors

LO Ka Shui	325	—	—	—	325
WONG Kwong Shing, Frank	470	—	—	—	470
CHENG Mo Chi, Moses	440	—	—	—	440
CHOW Man Yiu, Paul	330	—	—	—	330

	2,645	6,081	2,926	1,330	12,982

10	DIRECTORS’ REMUNERATION (CONTINUED)

*	The unpaid portion of executive directors’ performance related bonuses for 2015 was included in executive directors’ salaries, allowances and bonuses in 2016. Mr. SHANG Bing has been serving the Company since September 2015.

**	Mr. XUE Taohai resigned from the position as executive director of the Company with effect from March 23, 2017.

***	Mr. LO Ka Shui resigned from the position as independent non-executive director of the Company with effect from May 26, 2016.

#	Mr. SHANG Bing was appointed as an executive director and chairman of the Company with effect from September 10, 2015.

##	Mr. XI Guohua resigned from the position as executive director and chairman of the Company with effect from August 24, 2015.

###	Madam HUANG Wenlin resigned from the position as executive director of the Company with effect from March 19, 2015.

Mr. DONG Xin was appointed as an executive director of the Company and Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company with effect from March 23, 2017.

In 2016 and 2015, executive directors of the Company voluntarily waived their directors’ fees.

The unpaid portion of executive directors’ performance related bonuses for 2016 will be paid based on the evaluation conducted in 2017, and the additional bonuses related to their term of service will be paid based on the evaluation conducted upon the completion of three-year evaluation period.

11	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the year ended December 31, 2014, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 10.

For the year ended December 31, 2015 and 2016, none of the five individuals with the highest emoluments in the Group are directors. The emoluments payable to the five individuals with highest emoluments during 2015 and 2016 are as follows:

	2016	2015
	’000	’000

Salaries, allowances and benefits in kind	5,602.4	8,134.8
Performance related bonuses	2,029.2	1,814.1
Retirement scheme contributions	157.2	148.2

	7,788.8	10,097.1

The emoluments fell within the following bands:

	2016	2015
	Number of individuals	Number of individuals

Emolument bands
1,500,001 - 2,000,000	5	4
2,000,001 - 2,500,000	—	1

12	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

		2016	2015	2014
	Note	Million	Million	Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	193	164	113
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	39,709	39,588	36,204

		39,902	39,752	36,317

Deferred tax

Origination and reversal of temporary differences (note 20)	(iii)	(4,279)	(4,673)	(3,138)

		35,623	35,079	33,179

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2015: 16.5%; 2014: 16.5%) of the estimated assessable profits for the year ended December 31, 2016.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2015: 25%; 2014: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2016. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2015: 15%; 2014: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On April 22, 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

12	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2016	2015	2014
	Million	Million	Million
Profit before taxation	144,462	143,734	142,522

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	36,116	35,934	35,631
Tax effect of non-taxable items
- Share of profit of associates	(2,159)	(2,023)	(2,062)
- Interest income	(22)	(31)	(26)
Tax effect of non-deductible expenses on the PRC operations	798	986	693
Tax effect of non-deductible expenses on Hong Kong operations	76	68	46
Rate differential of certain PRC operations (note 12(a)(ii))	(1,580)	(1,576)	(1,329)
Rate differential on Hong Kong operations	(133)	(122)	(107)
Tax effect of goodwill impairment loss	—	—	398
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	1,562	98	—
Tax effect of deductible tax loss for which no deferred tax asset was recognized	1,349	356	116
Tax effect on the eliminated unrealized profits related to the transfer of Tower Assets	—	1,547	—
Others	(384)	(158)	(181)

Taxation	35,623	35,079	33,179

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

12	TAXATION (CONTINUED)

(c)	The tax charge relating to components of other comprehensive income is as follows:

	2016			2015			2014
	Before tax	Tax charge	After tax	Before tax	Tax charge	After tax	Before tax	Tax charge	After tax
	Million	Million	Million	Million	Million	Million	Million	Million	Million

Change in value of available-for-sale financial assets	32	(8)	24	—	—	—	—	—	—
Share of other comprehensive (loss)/income of investments accounted for using equity method	(1,059)	—	(1,059)	901	—	901	1,224	—	1,224
Currency translation differences	774	—	774	603	—	603	(169)	—	(169)

Other comprehensive (loss)/income	(253)	(8)	(261)	1,504	—	1,504	1,055	—	1,055

Current tax		—			—			—
Deferred tax		(8)			—			—

		(8)			—			—

13	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,741,000,000 (2015: RMB108,539,000,000; 2014: RMB109,218,000,000) and the weighted average number of 20,475,482,897 shares (2015: 20,473,119,088 shares; 2014: 20,293,253,516 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2016	2015	2014
	Number of shares	Number of shares	Number of shares

Issued shares as of January 1	20,475,482,897	20,438,426,514	20,102,539,665
Effect of share options exercised	—	34,692,574	190,713,851

Weighted average number of shares in issue during the year	20,475,482,897	20,473,119,088	20,293,253,516

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,741,000,000 (2015: RMB108,539,000,000; 2014: RMB109,218,000,000) and the weighted average number of 20,475,482,897 shares (2015: 20,479,705,763 shares; 2014: 20,408,441,343 shares), calculated as follows:

Weighted average number of shares (diluted)

	2016	2015	2014
	Number of shares	Number of shares	Number of shares

Weighted average number of shares in issue during the year	20,475,482,897	20,473,119,088	20,293,253,516
Dilutive equivalent shares arising from share options	—	6,586,675	115,187,827

Weighted average number of shares (diluted) during the year	20,475,482,897	20,479,705,763	20,408,441,343

In 2016, there was no share options outstanding (note 33). Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

14	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2015	143,602	1,154,848	21,537	1,319,987
Transferred from construction in progress	13,225	178,285	2,099	193,609
Other additions	119	837	580	1,536
Transfer of Tower Assets to China Tower (note 7)	(25,014)	(133,164)	(212)	(158,390)
Disposals	(1)	(84)	(24)	(109)
Assets written-off	(2,588)	(26,130)	(1,199)	(29,917)
Exchange differences	117	211	3	331

As of December 31, 2015	129,460	1,174,803	22,784	1,327,047

As of January 1, 2016	129,460	1,174,803	22,784	1,327,047

Transferred from construction in progress	8,476	172,502	2,267	183,245
Other additions	214	2,367	287	2,868
Disposals	(1,048)	(5,017)	(138)	(6,203)
Assets written-off	(308)	(58,650)	(2,210)	(61,168)
Exchange differences	129	262	1	392

As of December 31, 2016	136,923	1,286,267	22,991	1,446,181

Accumulated depreciation and impairment:

As of January 1, 2015	40,399	660,835	13,730	714,964
Charge for the year	6,542	127,888	2,428	136,858
Transfer of Tower Assets to China Tower (note 7)	(8,317)	(80,765)	(97)	(89,179)
Written back on disposals	(1)	(84)	(21)	(106)
Assets written-off and impairment loss	(1,813)	(18,456)	(1,014)	(21,283)
Exchange differences	15	146	1	162

As of December 31, 2015	36,825	689,564	15,027	741,416

As of January 1, 2016	36,825	689,564	15,027	741,416
Charge for the year	5,310	129,915	2,945	138,170
Written back on disposals	(446)	(2,336)	(68)	(2,850)
Assets written-off and impairment loss	(203)	(51,108)	(1,805)	(53,116)
Exchange differences	16	186	3	205

As of December 31, 2016	41,502	766,221	16,102	823,825

Net book value:
As of December 31, 2016	95,421	520,046	6,889	622,356

As of December 31, 2015	92,635	485,239	7,757	585,631

14	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the year ended December 31, 2015, with the rapid growth of the Group’s 4G operation, the strategy of ramping up the internet connection speed with lower tariff, continuing technology changes, and further development of wireline broadband business, management anticipates more pressure on the growth and profitability of the Wireless Local Area Network (“WLAN”) business. Therefore, based on the impairment testing results, management recognized an impairment loss of RMB5,967,000,000 (2014: nil) on the WLAN and related terminal transmission equipment.

15	CONSTRUCTION IN PROGRESS

	2016	2015
	Million	Million

As of January 1	88,012	95,110
Additions	185,086	192,737
Transferred to property, plant and equipment	(183,245)	(193,609)
Transfer of Tower Assets to China Tower (note 7)	—	(6,226)

As of December 31	89,853	88,012

Construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed as of December 31, 2016.

16	LAND LEASE PREPAYMENTS AND OTHERS

For the year ended December 31, 2016, the amortization of land lease prepayments expensed in the profit or loss amounted to approximately RMB443,000,000 (2015: approximately RMB426,000,000; 2014: approximately RMB407,000,000).

17	GOODWILL

	2016	2015
	Million	Million

Cost and carrying amount:

As of January 1 and December 31	35,343	35,343

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

As of December 31, 2016, the goodwill of RMB35,300,000,000 is attributable to the cash-generating unit in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the value-in-use calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2021 with subsequent transition to perpetuity. For the five years ending December 31, 2021, the average growth rate is assumed 1.5% while for the years beyond December 31, 2021, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 12%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

18	SUBSIDIARIES

The following list contains only the particulars of subsidiaries as of December 31, 2016, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company

CMC **	PRC	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	PRC	RMB5,594,840,700	—	100%	Telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	—	100%	Telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	—	100%	Telecommunications operator

China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	—	100%	Telecommunications operator

China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	—	100%	Telecommunications operator

China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	—	100%	Telecommunications operator

China Mobile Group Beijing Co., Ltd.	PRC	RMB6,124,696,053	—	100%	Telecommunications operator

China Mobile Group Shanghai Co., Ltd. (“Shanghai Mobile”)	PRC	RMB6,038,667,706	—	100%	Telecommunications operator

China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	—	100%	Telecommunications operator

China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	—	100%	Telecommunications operator

China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	—	100%	Telecommunications operator

China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	—	100%	Telecommunications operator

China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	—	100%	Telecommunications operator

China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	—	100%	Telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	—	100%	Telecommunications operator

China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	—	100%	Telecommunications operator

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	—	100%	Telecommunications operator

China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	—	100%	Telecommunications operator

China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	—	100%	Telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	—	100%	Telecommunications operator

China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	—	100%	Telecommunications operator

China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	—	100%	Telecommunications operator

China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	—	100%	Telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	—	100%	Telecommunications operator

China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	—	100%	Telecommunications operator

China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	—	100%	Telecommunications operator

China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	—	100%	Telecommunications operator

China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	—	100%	Telecommunications operator

China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	—	100%	Telecommunications operator

China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	—	100%	Telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	—	100%	Telecommunications operator

China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Holding Company Limited **	PRC	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited * *	PRC	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited #	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited * * #	PRC	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited**#	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited **#	PRC	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited ***	PRC	US$3,800,000	—	51%	Network construction and maintenance, network planning and optimizing, training and communication services

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	—	100%	Provision of telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	HK$13,095,670,000	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$3,000,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services

China Mobile Group Device Co., Ltd.	PRC	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and sale of related products

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	PRC	RMB11,627,783,669	—	92%	Provision of non-banking financial services

China Mobile IoT Company Limited	PRC	RMB1,000,000,000	—	100%	Provision of network services

China Mobile (Suzhou) Software Technology Co., Ltd.	PRC	RMB830,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile (Hangzhou) Information Technology Co., Ltd.	PRC	RMB900,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile Online Services Co., Ltd.	PRC	RMB50,000,000	—	100%	Provision of call center services

MIGU Company Limited	PRC	RMB7,000,000,000	—	100%	Provision of Mobile Internet digital content services

CM TieTong	PRC	RMB31,880,000,000	—	100%	Provision of telecommunications services

China Mobile Internet Company Limited	PRC	RMB2,000,000,000	—	100%	Provision of value added telecommunications services

China Mobile Investment Holdings Company Limited (“CM Investment”) ##	PRC	RMB20,000,000,000	—	100%	Investment holding company

*	The nature of all the legal entities established in the PRC is limited liability company.

**	Companies registered as wholly owned foreign enterprises in the PRC.

***	Company registered as a sino-foreign equity joint venture in the PRC.

#	Effective interest held by the Group is 66.41%.

# #	CM Investment was established as of December 9, 2016, while the paid up capital has not been paid as of December 31, 2016.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Associates	123,255	115,558
Joint ventures	784	375

	124,039	115,933

Details of major associates are as follows:

Name of associate	Note	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal Activity

Unlisted company

China Tower		PRC	38%	Construction, maintenance and operation of telecommunications towers

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	(i)	PRC	19%	Provision of banking services

IFLYTEK Co., Ltd. (“IFLYTEK”)		PRC	14%	Provision of Chinese speech and language technology products and services

True Corporation Public Company Limited (“True Corporation”)	(ii)	Thailand	18%	Provision of telecommunications services

Note:

(i)	The Group’s shareholding percentage in SPD Bank has been diluted from 20.00% to 18.98% as a result from SPD Bank’s issuance of new ordinary shares to other companies in March 2016.

(ii)	In June 2016, the Group completed the subscription of additional 1,510 million new ordinary shares issued by True Corporation at the price of Baht7.15 per share with a total consideration of approximately Baht10.8 billion (equivalent to approximately RMB2.0 billion). Upon the completion of the subscription, the Group’s shareholding percentage in True Corporation remains unchanged.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Summary financial information on principal associates:

	SPD Bank
	As of December 31
	2016	2015
	Million	Million
Total assets	5,857,263	5,044,352
Total liabilities	5,484,329	4,725,752
Total equity	372,934	318,600

Total equity attributable to ordinary equity shareholders	338,027	285,250
Percentage of ownership of the Group	19%	20%

Total equity attributable to the Group	64,158	57,050
The impact of fair value adjustments at the time of acquisition and goodwill	7,780	9,361

Interest in associates	71,938	66,411

	IFLYTEK		True Corporation		China Tower
	As of December 31		As of December 31		As of December 31
	2016	2015	2016	2015	2016	2015
	Million	Million	Million	Million	Million	Million
Total current assets	5,533	4,767	23,135	14,038	39,565	38,586
Total non-current assets	4,881	3,623	61,532	36,959	272,103	231,793
Total current liabilities	2,521	1,601	30,333	20,158	171,568	47,717
Total non-current liabilities	674	266	29,492	17,279	14,548	96,535
Total equity	7,219	6,523	24,842	13,560	125,552	126,127

Total equity attributable to equity shareholders	7,061	6,268	24,714	13,441	125,552	126,127
Percentage of ownership of the Group	14%	14%	18%	18%	38%	38%

Total equity attributable to the Group	962	878	4,449	2,419	47,710	47,928
The impact of fair value adjustments at the time of acquisition and goodwill	814	827	2,847	3,077	—	—
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	—	—	—	—	(5,474)	(5,989)

Interest in associates	1,776	1,705	7,296	5,496	42,236	41,939

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Summary financial information on principal associates (Continued):

	SPD Bank			IFLYTEK
	2016	2015	2014	2016	2015	2014
	Million	Million	Million	Million	Million	Million
Revenue	160,792	146,550	123,181	3,320	2,501	1,775
Profit before taxation	69,975	66,877	62,030	561	465	434
Profit attributable to ordinary equity shareholders for the year	51,374	49,704	47,026	484	425	379
Other comprehensive (loss)/income	(5,480)	4,458	6,119	—	—	—
Total comprehensive income	45,894	54,162	53,145	484	425	379
Dividends received from associates	1,921	2,824	2,462	18	18	14

	True Corporation			China Tower
	2016	2015	2014	2016	2015	2014
	Million	Million	Million	Million	Million	Million
Revenue	23,520	21,416	20,447	54,474	10,325	—
(Loss)/profit before taxation	(437)	839	(129)	(776)	(3,864)	(114)
(Loss)/profit for the year	(531)	795	267	(575)	(2,944)	(114)
Other comprehensive loss	(87)	—	—	—	—	—
Total comprehensive (loss)/income	(618)	795	267	(575)	(2,944)	(114)
Dividends received from associates	5	—	—	—	—	—

The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are disclosed as follows:

	As of December 31, 2016		As of December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	71,938	66,522	66,411	68,160
IFLYTEK	1,776	4,854	1,705	6,639
True Corporation	7,296	8,297	5,496	5,339

Interest in listed associates	81,010	79,673	73,612	80,138

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

The fair values of interest in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As of December 31, 2016, the fair value of investment in SPD Bank was RMB66,522,000,000 (2015: RMB68,160,000,000), below its carrying amount by approximately 7.5% (2015: exceeding approximately 2.6%). Management performed impairment test accordingly considering such impairment indicator. The recoverable amount of the interest in SPD Bank is determined by value-in-use. The calculation used pre-tax cash flow projections for the five years ending December 31, 2021 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on management’s assessment results, there was no impairment as of December 31, 2016. Reasonably possible changes in key assumptions will not lead to the impairment loss.

As of December 31, 2016, the fair value of investment in True Corporation was RMB8,297,000,000 (2015: RMB5,339,000,000), exceeding its carrying amount by approximately 13.7% (2015: approximately 2.9% below). The management has determined that there was no impairment indicator of the Group’s interests in True Corporation as of December 31, 2016.

Based on the current operation status and business prospects of China Tower, there was no objective evidence of impairment associated with the investment in China Tower as of December 31, 2016.

In 2015, CMC together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500,000,000 in cash, which represents 58.8% equity interest in the Fund. As of December 31, 2016, CMC has contributed RMB721,000,000 (2015: RMB360,000,000) to the Fund and has a commitment to invest RMB779,000,000 (2015: RMB1,140,000,000) to the Fund upon the request by the Fund. There are no contingent liabilities relating to the Group’s interest in the joint ventures.

20	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of December 31, 2016	As of December 31, 2015
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	6,607	4,935
- Deferred tax asset to be recovered within 12 months	23,160	20,488

	29,767	25,423

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(248)	(166)
- Deferred tax liabilities to be settled within 12 months	(44)	(37)

	(292)	(203)

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2016

	As of January 1, 2016	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2016
	Million	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	217	(42)	—	—	175
Write-off and impairment of certain network equipment and related assets	4,152	386	—	—	4,538
Accrued operating expenses	14,125	3,844	—	—	17,969
Deferred revenue from Reward Program	5,350	446	—	—	5,796
Impairment loss for doubtful accounts	1,579	(282)	—	—	1,297
Change in value of available-for-sale financial assets	—	—	(8)	—	(8)

	25,423	4,352	(8)	—	29,767

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(203)	(73)	—	(16)	(292)

Total	25,220	4,279	(8)	(16)	29,475

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2015

	As of January 1, 2015	Credited/ (charged) to profit or loss	Exchange differences	As of December 31, 2015
	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	188	29	—	217
Write-off and impairment of certain network equipment and related assets	2,624	1,528	—	4,152
Accrued operating expenses	10,641	3,484	—	14,125
Deferred revenue from Reward Program	5,621	(271)	—	5,350
Impairment loss for doubtful accounts	1,580	(1)	—	1,579

	20,654	4,769	—	25,423

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(98)	(96)	(9)	(203)

Total	20,556	4,673	(9)	25,220

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB1,562,000,000 (2015: RMB98,000,000) and RMB1,349,000,000 (2015: RMB395,000,000) in respect of deductible temporary differences and tax losses amounting to RMB6,249,000,000 (2015: RMB391,000,000) and RMB5,504,000,000 (2015: RMB1,581,000,000) respectively that can be carried forward against future taxable income as of December 31, 2016. The tax losses are allowed to be carried forward in next five years to against the future taxable profits.

21	AVAILABLE-FOR-SALE FINANCIAL ASSETS

		As of December 31, 2016	As of December 31, 2015
	Note	Million	Million

Equity investment	(i)	35	3
Wealth management products issued by banks	(ii)	31,897	19,167

		31,932	19,170

Less: current portion		(31,897)	(19,167)

Non-current portion		35	3

Note:

(i)	The equity investment represents Shanghai Mobile’s investment in Bank of Shanghai Co., Ltd. (“Bank of Shanghai”), the latter of which has been listed in November 2016. The equity investment is accounted for using its fair value based on quoted market price (level 1: quoted price (unadjusted) in active markets) as of December 31, 2016 without any deduction for transaction costs.

(ii)	The wealth management products issued by banks will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2016, the carrying amount approximated the fair value (level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)). The fair values are based on cash flow discounted using the judgement that expected return will be obtained upon maturity.

22	RESTRICTED BANK DEPOSITS

	As of December 31, 2016			As of December 31, 2015
	Non-current assets	Current assets	Total	Non-current assets	Current assets	Total
	Million	Million	Million	Million	Million	Million

Restricted bank deposits
- Statutory deposit reserves (Note)	4,527	—	4,527	4,526	—	4,526
- Pledged bank deposits	1	197	198	49	15	64

	4,528	197	4,725	4,575	15	4,590

Note:	The statutory deposit reserves are deposited by China Mobile Finance with PBOC as required, which are not available for use in the Group’s daily operations.

23	INVENTORIES

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

SIM cards and handsets	7,696	8,604
Other consumables	1,136	1,390

	8,832	9,994

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Within 30 days	10,974	10,343
31 - 60 days	2,726	2,082
61 - 90 days	1,540	1,457
Over 90 days	3,805	3,861

	19,045	17,743

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

The following table summarizes the changes in impairment loss of doubtful accounts:

	2016	2015
	Million	Million

As of January 1	6,549	6,575
Impairment loss recognized	3,797	4,921
Accounts receivable written off	(4,584)	(4,947)

As of December 31	5,762	6,549

(c)	Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Neither past due nor impaired	18,468	17,240
Less than 1 month past due	577	503

	19,045	17,743

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

Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB4,650,000,000 (2015: RMB5,000,000,000) granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate.

Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments and input VAT to be deducted.

As of December 31, 2015 and 2016, there were no significant overdue amounts for other receivables.

26	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2016, amount due to ultimate holding company comprises the short-term deposits of CMCC in China Mobile Finance amounting to RMB5,552,000,000 (2015: RMB7,274,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

27	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

28	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Bank deposits with original maturity within three months	15,115	7,312
Cash at banks and in hand	75,298	72,530

	90,413	79,842

29	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Should be paid in the periods below:

Within 1 month or on demand	215,775	205,724
After 1 month but within 3 months	14,677	17,002
After 3 months but within 6 months	8,231	8,980
After 6 months but within 9 months	4,342	3,488
After 9 months but within 12 months	7,813	8,385

	250,838	243,579

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2016	2015
	Million	Million
As of January 1	79,391	65,386
- Current portion	78,100	63,916
- Non-current portion	1,291	1,470
Additions during the year	359,626	321,417
Recognized in the consolidated statements of comprehensive income	(352,553)	(307,412)

As of December 31	86,464	79,391
Less: Current portion	(84,289)	(78,100)

Non-current portion	2,175	1,291

31	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Receipts-in-advance	75,819	74,040
Other payables	24,523	21,789
Accrued salaries, wages, labor service expenses and other benefits	6,241	5,776
Accrued expenses	74,367	61,799

	180,950	163,404

32	INTEREST-BEARING BORROWINGS

	As of	As of
	December 31, 2016	December 31, 2015
	Million	Million

Bonds	4,998	4,995

Less: current portion	(4,998)	—

Non-current portion	—	4,995

Note:

As of December 31, 2016, the bonds represent the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds are unsecured and bear interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, will mature on October 28, 2017.

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

The HKEX requires the exercise price of options to be at least the higher of the closing price of the shares on the HKEX on the date on which the option was granted and the average closing price of the shares on the HKEX for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i)	the closing price of the shares on the HKEX on the date on which the option was granted; and

(ii)	the average closing price of the shares on the HKEX for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

The number and weighted average exercise prices of share options are as follows:

	2016		2015
	Weighted average exercise price HK$	Number of shares involved in the options	Weighted average exercise price HK$	Number of shares involved in the options

As of January 1	—	—	34.87	46,233,422
Exercised	—	—	34.87	(37,056,383)
Expired	—	—	34.87	(9,177,039)

As of December 31	—	—	—	—

Options vested as of December 31	—	—	—	—

34	CAPITAL, RESERVES AND DIVIDENDS

(a)	Dividends

(i)	Dividends attributable to the year:

	2016	2015	2014
	Million	Million	Million
Ordinary interim dividend declared and paid of HK$1.489 (equivalent to approximately RMB1.273) (2015: HK$1.525 (equivalent to approximately RMB1.203); 2014: HK$1.540 (equivalent to approximately RMB1.222)) per share	26,227	25,629	24,880

Ordinary final dividend proposed after the balance sheet date of HK$1.243 (equivalent to approximately RMB1.112) (2015: HK$1.196 (equivalent to approximately RMB1.002); 2014: HK$1.380 (equivalent to approximately RMB1.089)) per share	22,766	20,516	22,290

	48,993	46,145	47,170

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.89451, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2016 (2015: HK$1 = RMB0.83778; 2014: HK$1 = RMB0.78887). As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2016.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2016	2015	2014
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.196 (equivalent to approximately RMB1.002) (2015: HK$1.380 (equivalent to approximately RMB1.089); 2014: HK$1.615(equivalent to approximately RMB1.270)) per share	20,764	22,283	26,044

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Share capital

Ordinary shares, issued and fully paid:

	2016			2015
			Equivalent			Equivalent
	Number	HK$	RMB	Number	HK$	RMB
	of shares	Million	Million	of shares	Million	Million
As of January 1	20,475,482,897	382,263	402,130	20,438,426,514	380,590	400,737
Shares issued under share option scheme	—	—	—	37,056,383	1,673	1,393

As of December 31	20,475,482,897	382,263	402,130	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve mainly comprises the following:

–	The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 2(v)(ii);

–	RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

–	The changes in fair value of available-for-sale financial assets through other comprehensive income, net of tax, until the financial assets are derecognised; and

–	The difference between the consideration and the aggregate carrying amounts of Target Assets and Businesses acquired from the controlling party under business combinations under common control (see note 2(b)).

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of reserves (Continued)

(ii)	PRC statutory reserves

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

As of December 31, 2016, the Group’s total debt-to-book capitalization ratio was 0.5% (2015: 0.5%).

Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

35	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the years ended December 31, 2014, 2015 and 2016.

		2016	2015	2014
	Note	Million	Million	Million

Telecommunications services revenue	(i)	159	474	869
Telecommunications services charges	(i)	—	—	66
Property leasing and management services revenue	(ii)	197	191	181
Property leasing and management services charges	(ii)	976	956	923
Network assets leasing charges	(iii)	2,738	4,376	4,617
Network capacity leasing charges	(iii)	2,696	4,757	5,012
Entrusted loans received	(iv)	—	8,592	10,242
Entrusted loans repaid	(iv)	—	18,834	9,573
Short-term bank deposits received	(iv)	5,552	7,274	4,181
Short-term bank deposits repaid	(iv)	7,274	4,181	—
Interest expenses	(iv)	7	194	211

Note:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services, and installation and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

(iii)	The amounts represent the network assets leasing settlement received/receivable from or paid/payable to CMCC Group and the TD-SCDMA network capacity charges paid/ payable to CMCC Group. On December 29, 2008, the Company entered into a network capacity leasing agreement with CMCC Group for the provision of TD-SCDMA related services. Based on the lease classification assessments, the Group does not substantially bear the risks and reward incidental to the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.
(iv)	The amounts represent the entrusted loans/bank deposits received from or repaid to CMCC and interest expenses paid/payable to CMCC in respect of the entrusted loans/bank deposits.

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As of December 31, 2016	As of December 31, 2015
	Million	Million

Accounts receivable	354	558
Other receivables	105	519
Accounts payable	4,251	4,564
Accrued expenses and other payables	88	181

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group

The Group has entered into transactions with associates over which the Group or CMCC Group can exercise significant influence. The major transactions entered into by the Group and the associates and amount due from/to the associates are follows:

		As of December 31, 2016	As of December 31, 2015
	Note	Million	Million

Bank deposits		37,631	33,888
Available-for-sale financial assets		17,222	9,300
Interest receivable		2,134	1,187
Accounts payable		225	358
Accrued expenses	(i)	5,277	5,563
Other payable		2,759	128
Proceeds receivable for the transfer of Tower Assets (note 7)		57,152	56,737
Other receivables	(ii)	9,862	8,907

		2016	2015	2014
	Note	Million	Million	Million

Interest income	(iii)	4,140	1,699	1,659
Telecommunications services revenue	(iv)	637	767	127
Telecommunications services charges	(v)	422	774	1,839
Gain on the transfer of Tower Assets	(i)	—	15,525	—
Charges for use of tower assets	(i)	28,144	5,563	—
Dividend income		1,944	2,842	2,476
Property leasing and management services revenue	(vi)	1	6	6

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates of the Group and of CMCC Group (Continued)

Note:

(i)	The amounts represent the gain arising from the transfer of Tower Assets on October 31, 2015 (note 7) and the charges payable to China Tower for the use of telecommunications tower and related assets (“Leased Tower”). On July 8, 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of Leased Tower, and entered into an agreement (the “Lease Agreement”). Accordingly, the respective provincial companies of CMC and China Tower enter into provincial company service agreements for the leasing of individual Leased Tower based on their actual service requirements. Pursuant to the management’s assessment, the 5 years lease terms of the Lease Agreement does not account for the major part of the economic lives of the Leased Tower and the present value of the minimum lease payments is not considered substantial comparing to the fair value of the corresponding Leased Tower. At the end of the lease term, there is no purchase option granted to the Group to purchase the Leased Tower. The Group also does not bear any gains or losses in the fluctuation in the fair value of the Leased Tower at the end of the lease terms. As a result, the Group does not substantially bear the risks and reward incidental to the ownership of the Leased Tower, and hence the Group accounts for the Leased Tower leasing as operating leases.
(ii)	Other receivables primarily represent the short-team loans granted by China Mobile Finance to China Tower and receivable due from China Tower in connection with the transfer of Tower Assets. The loans will mature by December 2017.
(iii)	Interest income primarily represents interest earned from deposits placed with SPD Bank and interest earned from the proceeds receivable for the transfer of Tower Assets (note 7). The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC.
(iv)	The amount represents the telecommunications services revenue received/receivable from SPD Bank and China Tower.
(v)	The amount represents the telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group until July 2016.
(vi)	The amount represents the property leasing services revenue received/ receivable from SPD Bank.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 26 and 35(a)) and associates (note 35(c)) and the transaction to increase contribution to the Fund (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

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

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk

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

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	250,838	250,838	250,838	—	—
Bills payable	1,206	1,206	1,206	—	—
Accrued expenses and other payables	180,950	180,950	180,950	—	—
Amount due to ultimate holding company	5,563	5,563	5,563	—	—
Interest-bearing borrowings	4,998	5,185	5,185	—	—

	443,555	443,742	443,742	—	—

	As of December 31, 2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years
	Million	Million	Million	Million	Million

Accounts payable	243,579	243,579	243,579	—	—
Bills payable	645	645	645	—	—
Accrued expenses and other payables	163,404	163,404	163,404	—	—
Amount due to ultimate holding company	7,276	7,339	7,339	—	—
Interest-bearing borrowings	4,995	5,410	225	5,185	—

	419,899	420,377	415,192	5,185	—

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest rate risk on a reasonable level. As of December 31, 2016, the Group did not have any interest-bearing borrowings at variable rates, but had RMB5,000,000,000 (2015: RMB5,000,000,000) of bonds and RMB5,552,000,000 (2015: RMB7,274,000,000) of short-term bank deposits placed by CMCC, both of which were at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2016, total cash and bank balances of the Group amounted to RMB430,435,000,000 (2015: RMB407,762,000,000), and interest-bearing receivables amounted to RMB62,235,000,000 (2015: RMB63,085,000,000), which mainly included undiscounted deferred consideration of RMB57,585,000,000 in connection with the transfer of Tower Assets and short-term loans of RMB 4,650,000,000 (2015: RMB5,000,000,000) provided to other companies. The interest income for 2016 was RMB16,005,000,000 (2015: RMB15,852,000,000; 2014: RMB16,270,000,000) and the average interest rate was 3.44% (2015: 3.75%; 2014: 3.74%). Assuming the total cash and bank balances and interest-bearing receivables are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,695,000,000 (2015: RMB3,531,000,000; 2014: RMB3,276,000,000).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 1.2% (2015: 1.4%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values as of December 31 except as follows:

	As of December 31, 2016		As of December 31, 2015
	Carrying Amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million

Interest-bearing borrowings – bonds	4,998	5,045	4,995	5,150

The fair value of bonds is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs.

37	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as of December 31, but not provided in the consolidated financial statements were as follows:

	2016	2015
	Million	Million

Land and buildings	8,788	9,054
Telecommunications equipment	26,147	25,612

	34,935	34,666

37	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31 are as follows:

	Land and buildings	Leased lines and network assets	Others	Total
	Million	Million	Million	Million

As of December 31, 2016
Within one year	9,222	40,078	1,184	50,484
After one year but within five years	18,182	119,628	812	138,622
After five years	4,810	860	45	5,715

	32,214	160,566	2,041	194,821

As of December 31, 2015
Within one year	9,785	14,776	1,197	25,758
After one year but within five years	19,211	6,446	1,211	26,868
After five years	5,375	2,666	73	8,114

	34,371	23,888	2,481	60,740

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.

(c)	Investment commitments

The Group has an investment commitment to a joint venture (see note 19).

38	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2016. Further details are disclosed in note 34(a)(i).

39	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Note 17 contains information about the assumptions relating to goodwill impairment, and note 35 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity and Leased Tower. Other key sources of estimation uncertainty are as follows:

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

Taxation

The Group is subject to income taxes mainly in Mainland China and Hong Kong. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognised based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Impairment of property, plant and equipment, goodwill, other intangible assets and investments accounted for using the equity method

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, other intangible assets subject to amortization and investments accounted for using the equity method, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment, goodwill and investments accounted for using the equity method is disclosed in notes 14, 17 and 19, respectively.

Classification of leases

The Group has a number of lease arrangements. The Group follows the guidance of IAS 17 “Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgements and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to the Group. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgements or assumptions will affect the classification and hence the results of operation and financial position of the Group.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2016

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2016 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
IFRS 9 “Financial Instrument”	January 1, 2018
IFRS 16 “Leases”	January 1. 2019

IFRS 15 “Revenue from contracts with customers”

IFRS 15 will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. IFRS 15 specifies how and when the Group will recognize revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures.

The Group has been analyzing the impact of the new standard on the Group’s financial statements and has initially identified areas which are likely to be affected, including the identification of separate performance obligations, the capitalization of sales commission, the determination of stand-alone selling price and its relative allocation. The Group will continue to assess the impact on the Group’s consolidated financial statements. In addition, the Group has started to upgrade the accounting systems and the processes of the business to reflect the impact of this standard.

IFRS 15 is mandatory for financial years commencing on or after January 1, 2018. The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Group plans to adopt the modified retrospective approach. At this stage, the Group does not intend to adopt the standard before its effective date.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2016 (CONTINUED)

IFRS 9 “Financial instruments”

The new standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, and a new impairment model for financial assets.

The Group has been in the process of assessment of the classification and measurement of financial assets, management anticipates the application of IFRS 9 may affect the classification and measurement of the Group’s available-for-sale investments and may have an impact on amounts reported in respect of the Group’s other financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The Group has been in the process of assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 must be applied for financial years commencing on or after January 1, 2018. Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before February 1, 2015. After that date, the new rules must be adopted in their entirety. The Group does not intend to adopt IFRS 9 before its mandatory date.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2016 (CONTINUED)

IFRS 16 “Leases”

IFRS 16 will result in almost all leases being recognized on the balance sheets, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17. The accounting for lessors will not significantly change.

Upon initial evaluation, given that the Group leases certain telecommunication facilities for time periods longer than a year, the application of IFRS 16 “Leases” in 2019 is expected to have impact on the Group’s consolidated financial statements to certain extent because present values of lease liabilities and leased assets will be recorded on the balance sheets when the standard is applied. Accordingly, the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and financial expenses.

IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2016	2015	2014
	Million	Million	Million

Dividend income	49,080	43,848	50,451

Operating expenses	(71)	(77)	(81)

Interest income	11	25	53

Other gains/(losses)	57	61	(93)

Finance costs	(3)	(3)	(2)

Profit before taxation	49,074	43,854	50,328

Taxation	(1)	—	—

PROFIT FOR THE YEAR	49,073	43,854	50,328

Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	49,073	43,854	50,328

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2016	As of December 31, 2015
	Million	Million

Non-current assets	487,290	485,109

Current assets	2,144	2,103

Current liabilities	5,415	281

Non-current liabilities	—	4,995

NET ASSETS	484,019	481,936

TOTAL EQUITY	484,019	481,936

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2016	2015	2014
	Million	Million	Million

Net cash used in operating activities	(69)	(78)	(81)

Net cash generated from investing activities	12,900	9,760	7,431

Net cash used in financing activities	(12,813)	(11,964)	(5,515)

Net increase/(decrease) in cash and cash equivalents	18	(2,282)	1,835

Cash and cash equivalents at beginning of year	753	3,030	1,295

Effect of changes in foreign exchange rate	25	5	(100)

Cash and cash equivalents at end of year	796	753	3,030