Form 20-F
period 2017-12-31
CHINA MOBILE LTD /ADR/
filed 2018-04-26
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

As of December 31, 2017, 20,475,482,897 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

China Mobile Limited

Forward-Looking Statements

This annual report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim,” “anticipate,” “believe,” “could,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “should,” “strive,” “target,” “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2017. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2015, 2016 and 2017 and the selected historical consolidated balance sheet data as of December 31, 2016 and 2017 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data (other than ADS data) for the year ended December 31, 2014 and the selected historical consolidated balance sheet data as of December 31, 2014 and 2015 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. The selected historical consolidated statement of comprehensive income data for the year ended December 31, 2013 and the selected historical consolidated balance sheet data as of December 31, 2013 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

We completed the acquisition of certain assets, businesses and related liabilities as well as their related employees in relation to the fixed-line telecommunications operations, or Target Assets and Businesses, of China TieTong Telecommunications Corporation, or China TieTong, in December 2015. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” Because we and Target Assets and Businesses were under common control of China Mobile Communications Group Co., Ltd.(formerly known as China Mobile Communications Corporation), or CMCC, both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations,” or AG 5, issued by the Hong Kong Institute of Certified Public Accountants, or the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the relevant periods presented.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Statement of Comprehensive Income Data:
Operating revenue	640,048	651,509	668,335	708,421	740,514	113,815
Operating expenses	508,624	534,189	565,413	590,333	620,388	95,352
Profit from operations	131,424	117,320	102,922	118,088	120,126	18,463
Profit before taxation	153,649	142,522	143,734	144,462	148,137	22,768
Taxation	(36,746)	(33,179)	(35,079)	(35,623)	(33,723)	(5,183)
Profit for the year attributable to equity shareholders	116,791	109,218	108,539	108,741	114,279	17,564
Basic earnings per share(1)	5.81	5.38	5.30	5.31	5.58	0.86
Diluted earnings per share(1)	5.74	5.35	5.30	5.31	5.58	0.86
Basic earnings per ADS(1)	29.05	26.91	26.51	26.55	27.90	4.29
Diluted earnings per ADS(1)	28.71	26.76	26.50	26.55	27.90	4.29
Number of shares utilized in basic earnings per share calculation (in thousands)	20,101,232	20,293,254	20,473,119	20,475,483	20,475,483	20,475,483
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,343,120	20,408,441	20,479,706	20,475,483	20,475,483	20,475,483

	As of or for the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Balance Sheet Data:
Working capital(2)	80,009	34,433	(12,341)	50,256	28,214	4,336
Cash and cash equivalents	51,180	73,812	79,842	90,413	120,636	18,541
Bank deposits	375,127	353,507	323,330	335,297	279,371	42,939
Accounts receivable	14,083	16,715	17,743	19,045	24,153	3,712
Property, plant and equipment	520,571	605,023	585,631	622,356	648,029	99,600
Total assets	1,222,684	1,348,035	1,427,895	1,520,994	1,522,113	233,944
Bonds–current portion(3)	—	1,000	—	4,998	—	—
–non-current portion	5,989	4,992	4,995	—	—	—
Total liabilities	401,561	459,052	507,527	538,856	533,232	81,956
Share capital(4)	2,142	400,737	402,130	402,130	402,130	61,806
Shareholders’ equity	819,171	886,916	917,336	979,021	985,636	151,489
Other Financial Data:
Capital expenditures and land lease prepayments(5)	(149,121)	(175,701)	(173,693)	(189,366)	(193,605)	(29,757)
Net cash generated from operating activities	226,905	216,438	235,089	253,701	245,514	37,735
Net cash used in investing activities	(180,122)	(151,230)	(142,743)	(194,523)	(106,533)	(16,374)
Net cash used in financing activities	(71,312)	(42,530)	(86,510)	(48,958)	(108,231)	(16,635)
Dividend declared	52,675	47,170	46,145	48,993	110,909	17,046
Dividend declared per share (RMB)	2.621	2.311	2.205	2.385	5.508	0.820
Dividend declared per share (HK$)	3.311	2.920	2.721	2.732	6.405	0.820

(1)	The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2013, 2014, 2015, 2016 and 2017. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares resulting from the share options granted to our directors and employees under the share option scheme would decrease profit attributable to equity shareholders per share. The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.
(2)	Represents current assets minus current liabilities.
(3)	The current portion of the bonds as of December 31, 2014 was issued by China TieTong on August 18, 2005, with a principal amount of RMB1,000 million, at an issue price equal to the face value of the bonds. The bond was unsecured and bore interest at the rate of 4.6% per annum which is payable annually. The bond was fully repaid on August 18, 2015. The current portion of the bonds as of December 31, 2016 was issued by China Mobile Group Guangdong Co., Ltd., or Guangdong Mobile, with a principal amount of RMB5,000 million. The bonds were unsecured and bore interest at the rate of 4.5% per annum which is payable annually. The bonds, redeemable at 100% of the principal amount, were fully repaid on October 28, 2017.
(4)	Under the Hong Kong Companies Ordinance (Cap. 622 of the laws of Hong Kong), or the Companies Ordinance, which has been in effect since March 3, 2014, the concept of authorized share capital no longer exists and our shares no longer have a par or nominal value. There is no impact on the number of shares in issue or the relative entitlement of any of our shareholders as a result of this transition. In addition, in accordance with the transitional provisions set forth in Section 37 of Schedule 11 to the Companies Ordinance, any amount standing to the credit of the share premium account has become part of our share capital.
(5)	Represents payments made for capital expenditures and land lease prepayments during the year and included in net cash used in investing activities.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.5063 = US$1.00 and HK$7.8128 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.2765 = US$1.00 and HK$7.8486 = US$1.00, respectively, on April 19, 2018. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Noon Buying Rate

	RMB per US$1.00			HK$ per US$1.00
	High	Low		High	Low
October 2017	6.6533	6.5712	October 2017	7.8106	7.7996
November 2017	6.6385	6.5967	November 2017	7.8118	7.7955
December 2017	6.6210	6.5063	December 2017	7.8228	7.8050
January 2018	6.5263	6.2841	January 2018	7.8230	7.8161
February 2018	6.3471	6.2649	February 2018	7.8267	7.8183
March 2018	6.3565	6.2685	March 2018	7.8486	7.8275
April 2018 (up to April 19, 2018)	6.3045	6.2655	April 2018 (up to April 19, 2018)	7.8499	7.8482

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2013, 2014, 2015, 2016 and 2017 calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00

2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618
2017	6.7350	7.7950

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China Unicom (Hong Kong) Limited, or China Unicom, China Telecom Corporation Limited, or China Telecom, and us. In particular, we have been competing against China Telecom and China Unicom in the delivery of 4G services since the MIIT granted permissions to all three telecommunications services providers to provide 4G services based on the LTE/Time Division Duplex standard, or TD-LTE technology, in December 2013. We expect that the competition will intensify after we recently received the permission to provide 4G services based on the Frequency-Division Long-Term Evolution standard, or LTE FDD technology, on April 3, 2018, while China Telecom and China Unicom obtained such permission in February 2015. In accordance with this permission, we can develop mobile IoT and Industrial Internet services nationwide, and LTE FDD services only in rural areas. Constrained by the services available to us, we may not effectively compete with other operators except for rural areas. And it may result in the potential risk of ROIC (Return on Invested Capital) of mobile IoT and LTE FDD network. Moreover, China Unicom and China Telecom have entered into a strategic cooperation agreement to promote resource-sharing in several key aspects of business operations. For further information, see “Item 4. Information on the Company — Business Overview — Competition.” Such cooperation may significantly change the competitive landscape of the telecommunications industry in Mainland China. Accordingly, we cannot assure you that we will be able to compete effectively, or that such competition will not materially and adversely affect our business, financial condition and results of operations.

The government of the People’s Republic of China, or the PRC, has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.”

Furthermore, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in Mainland China. On the one hand, the intensified competition in new products and services as a result of new technologies could reduce our tariff rates, increase our customer acquisition cost and decrease our market share as customers choose to receive mobile services from other providers. On the other hand, the increased competition from non-traditional telecommunications services providers brought by new technologies and services, such as Internet service providers, mobile software and applications developers and equipment vendors, pose challenges to us in retaining existing customers and market position. These new competitors compete against us in both voice and data businesses by offering mobile Internet access and Over The Top services, such as instant messaging, Voice over Internet Protocol, or VoIP, services, or audio or video content services delivered over the Internet. In addition, the strategic cooperation between Internet service providers and telecommunications operators is reshaping the competition in the telecommunications market. See “— Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.” In addition, although currently we are rapidly expanding our wireline broadband services, we obtained permission to enter into the wireline broadband market later than the other two telecommunications operators, and we cannot assure you that our wireline broadband businesses may not be constrained by the first-mover advantages of our competitors or any other factors arising from the competition in the wireline broadband market.

As part of changes in our marketing model, we may, depending on the competitive environment, offer more tariff promotions to our customers, which may negatively impact our revenues and profit margins. In the meantime, our competitors are expanding their network coverage and offering discounts to their tariff plans, which may affect our ability to retain our customers. As a result of the above, we cannot assure you that we will not experience increases in churn rates as competition intensifies, which may materially reduce our results of operations. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China, would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government has implemented a number of measures that permit certain operators approved by the Ministry of Industry and Information Technology, or the MIIT, to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end-customers after repackaging these services. Although the initial trial period of the pilot program ended on December 31, 2015, the mobile services leasing and repackaging will continue to be governed by the rules of the pilot program until the MIIT issues any further rules. As of December 31, 2017, the MIIT has approved 42 companies to operate such business. We may face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to further decline, which could in turn materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively will also depend on how successfully we respond to various factors affecting the development of the telecommunications industry in Mainland China, including changes in consumer preferences and demand for existing and new services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.

In recent years, the telecommunications industry in Mainland China has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile technologies that we currently employ may become obsolete. Moreover, the rapid development of new technologies, new services and products and new business models has also accelerated the convergence of local, long-distance, wireless, cable and Internet communication services, resulted in new competitors entering the telecommunications market and changed customer behaviors. For example, due to the adoption of new technologies and the growing popularity of the Over The Top services, customer usage and revenue generated from our voice services, short message services, or SMS, and multimedia message services, or MMS, has declined in recent years. We are thus required to implement new technologies, develop new services and adjust our business strategies in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry in Mainland China. In order to meet the challenges posed by changes in the technology and business models of the PRC telecommunications industry, we have striven to promote the transition from voice to data traffic operations, from mobile communication services to innovative full services, and from communication services to digital services. We cannot assure you that the measures we are taking in response to those challenges will achieve the results we expect.

Revenue generated from our wireless data traffic grew substantially in 2017, mainly due to the expansion of our 4G network, enhanced data service customer experience, and widespread use of mobile applications. However, there is no guarantee that our wireless data traffic business will continue to grow rapidly or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue and revenue generated from SMS and MMS and other services. The development of 4G business and technology requires substantial investments. However, there is no guarantee that our investments and efforts will deliver the results we desire. See “— Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.”

We currently provide certain Internet-related services, including home digital services, mobile payment, digital content and other applications and information services. The development of our Internet-related services depends on our ability to continue to expand and innovate our Internet-related services and take advantage of our strategic cooperation with renowned Internet service providers. However, our competitors, including telecommunications operators, Internet service providers and technology companies, have also been developing the same services, which has increased the competition in this area. If we cannot develop or expand our Internet-related services as we anticipated, or if we develop or expand our Internet-related services at a pace slower than that of our competitors, our Internet-related services may not be as successful and we may not be able to maintain steady growth in our revenue from our Internet-related services.

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

From time to time, we need to adjust our tariff plans as part of our business strategy and in some cases in accordance with PRC national policies, and such adjustments may have a material negative impact on our revenue and profitability. In May 2015, the PRC government introduced the new national policy of “speed upgrade and tariff reduction. ” Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we have, in addition to continue enhancing network capacity and increasing network speed, offered discounts to our tariff plans. With respect to our data traffic tariff, we launched in October 2015 an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month. In May 2017, we rolled out a series of preferential data traffic plans as one of our tariff reduction measures. In 2017, we also substantially reduced the Internet dedicated line tariffs for small and medium enterprises. In addition, we took an orderly and balanced approach in reducing voice tariff. In response to the market demand and in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province in August 2015 so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality in October 2016. Furthermore, in response to the government initiative in furtherance of the “speed upgrade and tariff reduction” policy in March 2017, we cancelled all handset domestic long-distance and roaming tariffs since September 1, 2017 and reduced international long-distance call tariffs. In March 2018, the PRC government announced additional policy on network speed upgrade and tariff reduction, and we will introduce corresponding measures in due course. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Such measures have resulted in reduced tariffs of our data traffic services and voice services in 2017, which in turn had a negative impact on our revenue and profitability. We believe that any prospective reduction in tariffs could continue to have an adverse impact on our financial condition and results of operations. Furthermore, we cannot assure you that we would not further reduce our tariffs or take other initiatives to respond to the market conditions or to further implement the national policy of “speed upgrade and tariff reduction” or other similar national policies, which may materially and adversely affect our financial condition and results of operations.

There remain uncertainties in connection with the future operation of the China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited).

China Tower was established in July 2014 by China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom for, among others, the construction, maintenance and operation of telecommunications towers. As of March 31, 2018, we indirectly owned 38% equity interest in China Tower through CMC. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their telecommunications towers and related assets to China Tower, and CRHC shall subscribe for new shares in China Tower in cash. The transfer of Tower Assets was completed on October 31, 2015. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

On July 8, 2016, CMC entered into the Commercial Pricing Agreement, or the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. On January 31, 2018, the parties entered into a supplementary agreement to the Lease Agreement. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Telecommunications Towers and Related Assets Lease Arrangement.” The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. However, because we do not own a majority interest of, or otherwise control, China Tower, China Tower may not always act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, in particular, our plan to expand our 4G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets.

Furthermore, since it is expected that none of us, China Unicom or China Telecom will construct any telecommunications tower after the establishment of China Tower, our business will rely on the Lease Agreement and any other telecommunications towers usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. The Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may materially and adversely affected. In addition, establishment of China Tower may enable our competitors to expand their 4G networks and businesses at a faster pace, which may, in turn, reduce our competitiveness and market share. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations as well as our financial condition and results of operations.

Further, during 2016 and 2017, the SEC issued comment letters relating to the Company’s previously filed annual reports on Form 20-F for the fiscal years ended December 31, 2015 and 2016. The comment letters inquired mainly about the background, execution process, and accounting treatment in relation to the Company’s disposal and lease of telecommunications towers and related assets with the China Tower. The Company responded to these comment letters and was notified by the SEC in its letter dated October 20, 2017 that it has completed its review of such previously filed annual reports of the Company. The SEC did not in its October 2017 letter require us to make any amendment to those previously filed annual reports. However, given the significance of the transactions with the China Tower, there is no assurance that the SEC will not issue comment letters on our disclosure relating to these and future transactions with the China Tower.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview — Interconnection.” Moreover, in 2016, MIIT approved the China Telecom and China Unicom to refarm their respective spectrum by reallocating the frequencies initially allocated to 2G and 3G services to 4G services. Compared to the higher frequencies allocated to 4G, frequencies allocated to 2G and 3G services are lower, therefore they can reach farther and have less penetration loss. As a result, the spectrum refarming would facilitate such operators to raise the overall network quality at a lower cost. We received the permission to provide 4G services based on the LTE FDD technology on April 3, 2018 and our parent company, CMCC, is applying to the MIIT to refarm its spectrum by reallocating the frequencies initially allocated to 2G services for use in LTE FDD services. However, there remain uncertainties in the timing of obtaining the approval and the scope and use of the permitted spectrum refarming. Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “— Our future network capacity growth may be constrained by the frequency spectrum available to us.”

The PRC government has adopted other regulatory measures to encourage competition in the telecommunications industry. For example, in recent years, the PRC governmental authorities have taken more stringent measures to enforce the PRC Anti-Monopoly Law, such as the anti-monopoly investigation in 2012 undertaken by the National Development and Reform Commission, or the NDRC, which remains ongoing, of other PRC telecommunication companies over certain pricing practices with respect to Internet dedicated leased line services provided by them to Internet service providers. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

The implementation of asymmetrical and other regulatory measures could materially harm our competitive position or enhance competition in the telecommunications industry, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

Cyber attacks could have an adverse effect on our business.

Cyber attacks, including through the use of malware, computer viruses, distributed denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss of information, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our operations or our customers’ operations. As a telecommunications operator, we are considered a critical information infrastructure operator under the relevant PRC law and therefore may be more likely to be targeted by cyber-attack activities. We devote significant resources to network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessment and anonymizing personal data. We cannot assure you that the security measures we have implemented will not be bypassed or otherwise can fully protect the integrity of our network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Further, the perpetrators of cyber attacks are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

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

We may encounter difficulties and challenges in the research and development of 5G technologies and commercializing 5G services.

We have been actively engaged in 5G-related research and development, or R&D, activities and are involved in setting 5G standards. See “Item 4. Information on the Company — Business Overview — Research and Development — Setting Technical Standards and Promoting Industry Development.” These efforts require us to devote financial and operational resources. In addition, as we are developing relevant technologies for the eventual launch of our 5G services, we expect to make substantial investments in the construction of the infrastructure of our future 5G network. However, there remain uncertainties in the timing of obtaining such approvals from the relevant authorities, including the operating permit and frequency spectrum for launching and providing our future 5G services. Furthermore, we have been exploring optimal business models for our future 5G services. If we are unable to launch 5G services in a timely and commercially viable manner, the expected benefits from our significant investment in the R&D of 5G technologies and relevant infrastructure construction would not be fully realized or if at all, which in turn could materially and adversely affect our business, financial conditions and results of operations.

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

Our wireless data traffic business has experienced significant growth in recent years, which has contributed to the growth of our operating revenue and provides our business with further opportunities for development. In addition, we have launched our 4G services, which are expected to drive further growth in data traffic. The continued substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure, which we expect to make continuous investments to improve. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of RMB177,533 million in 2017, which was spent on areas including 4G, transmission, broadband access, NB-IoT and IT support in order to back the development of the “four growth engines” and continuously strengthen network development capabilities. We estimate to incur an additional capital expenditures of approximately RMB166.1 billion in 2018. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. Moreover, our increased efforts to facilitate the commercialization of 5G technologies and services require investment in the construction of relevant network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network, including TD-LTE, LTE FDD and 5G infrastructure, to carry the increasing data traffic and capture the first-mover advantage in the new generation of technology. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.

Communications fraud in Mainland China poses a risk to our business. Because we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If any communications fraud is committed on our network, websites or applications, we may face litigations due to the perceived association with such fraud. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company — Business Overview — Sales and Customer Services — Service Quality.” However, we cannot and do not screen all of the information distributed through our network or websites. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

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

We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation and China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, our acquisitions of business and assets of China TieTong, and ShiJinShi Credit Information Services Co. Ltd., our joint venture with China Merchants Group. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” Furthermore, we have established certain subsidiaries to carry out specialized operations, such as China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile IoT Company Limited, China Mobile Online Services Co., Ltd., China Mobile (Suzhou) Software Technology Co., Ltd., China Mobile (Hangzhou) Information Technology Company Limited, MIGU Co., Ltd., or MIGU, China Mobile Internet Company Limited and China Mobile Investment Holdings Co., Ltd. We expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses in accordance with our business development strategies.

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

Certain management personnel of certain subsidiaries of our Company were alleged to have engaged in unlawful conduct in recent periods. Such allegations of unlawful conduct include the acceptance of bribes. While some of these incidents are still under investigation, we believe that such management misconduct are isolated incidents resulting from individual misconduct.

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

Our success depends on the continued services of our senior management team and other qualified employees.

Our continued success and growth depends on our ability to identify, hire, train and retain suitably skilled and qualified employees, including management personnel, with relevant professional skills. The services of our directors and members of senior management are essential to our success and future growth. The loss of a significant number of our directors and senior management could have a material adverse effect on our business if we are unable to find suitable replacements in a timely manner. We also face fierce competitions with other telecommunication operators and technology companies in hiring and retaining qualified employees or other talents with skills tailored to our development. Therefore, we cannot assure you that we will always be able to attract and retain our desired personnel, and any failure to recruit and retain the necessary management personnel and other key personnel for our operations could have a material adverse impact on our business and results of operations.

We are controlled by CMCC, which may not always act in our best interest.

As of March 31, 2018, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects — Overview of Our Operations — Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G and 4G businesses pursuant to arrangements with CMCC, which was granted licenses by the PRC government to operate a 3G business based on TD-SCDMA technology and a 4G business based on TD-LTE technology and LTE FDD technology. The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with the interests of us or our other shareholders.

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

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our Global System for Mobile Communications, or GSM, network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 145 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. In addition, CMCC is applying to the MIIT to refarm its spectrum by reallocating the frequencies initially allocated to 2G services for use in LTE FDD services. However, there remain uncertainties in the timing of obtaining the approval and the scope and use of the permitted spectrum refarming. Meanwhile, the MIIT may reallocate 900MHz and 1800MHz bands that expire at the end of 2019. There will be an uncertainty that we can get more spectrum or maintain the existing spectrum at that time. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to further develop our 4G services, and the quality of spectrum available to us may affect our competitive position. We cannot assure you that we will be able to obtain additional spectrum from the MIIT that would meet our expectations or business needs on a timely basis. Our network expansion or upgrade plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and our market share, which would in turn materially and adversely affect our business and prospects as well as our financial condition and results of operations.

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

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2014, 2015 and 2016 with the SEC, and our conflict minerals report for the year ended December 31, 2017 is due May 31, 2018. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition and could negatively affect our cost structure, profit margin and market share. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. Furthermore, since 2015, the PRC government announced a number of policies on network speed upgrade and tariff reduction, and we introduced, and will continue to introduce, corresponding measures. See “Item 4. Information on the Company — Business Overview — Tariffs.” The PRC government may announce additional tariff reduction policies in the future, and we cannot predict to what extent we may be required to further reduce tariffs. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “— Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Additionally, the PRC government had started mobile number portability pilot programs to allow customers in certain cities to switch mobile carriers while retaining their numbers. If the PRC government expands the mobile number portability pilot programs in more cities or implement mobile number portability in the Mainland China, the competition among telecommunication operators may significantly intensify. In response, we may offer more tariff promotions to attract and retain customers. As a result of such intensified competition and related counter measures adopted, our results of operations, profitability and market share may suffer. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The recently enacted Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017, sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, the protection of personal information, and the supervision and administration of cyber security in Mainland China. See “Item 4. Information on the Company — Business Overview — Regulation — Cyber Security.” These requirements could increase our costs of compliance. Given the implementation of Cyber Security Law is at an early stage and may be subject to uncertainties in interpretations and enforcement, we are unable to determine its impact on our business. Although we have taken and will continue to take measures to comply with the Cyber Security Law, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the Cyber Security Law and the relevant regulations and policies, could result in additional cost and liability to us, damage our reputation and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the Cyber Security Law and relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations and policies related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the Ministry of Finance, or the MOF, and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in Mainland China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China.” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. As of December 31, 2017, we have provided broadband access to 35,000 villages by administrative division under the universal service program. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

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

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. Though Mainland China has been one of the world’s fastest growing economies in recent years in terms of gross domestic product, or GDP, growth, it may not be able to sustain the same growth rate. For example, China’s real GDP growth rate declined from approximately 7.7% in 2012 to 6.9% in 2017. There is no assurance that the GDP growth rate of Mainland China will not further decline. A deterioration in Mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our services, which could materially and adversely affect our business, financial condition and results of operations.

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

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the People’s Bank of China, or PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Most of our operating subsidiaries are organized under the laws of the PRC and are subject to laws, rules and regulations in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC government has promulgated laws, rules and regulations dealing with economic matters, such as corporate organization and governance, commerce, property, taxation, trade and foreign investment. However, because some of these laws, rules and regulations remain relatively untested, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws, rules and regulations involve potentially significant uncertainties, which may limit the remedies available to our investors and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. Consequently, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, rules and regulations in the PRC that are related to our business and operations may also materially and adversely affect our financial condition, results of operations and prospects.

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

We provide a full range of mobile services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. Based on publicly available information, we are the leading provider of mobile services in Mainland China and the largest provider of mobile services in the world as measured by total number of mobile customers as of December 31, 2017. As of March 31, 2018, our total number of mobile customers reached approximately 899 million.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed to additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2018, we held a 99.97% equity interest in China Mobile Device.

In 2015, we, through our wholly-owned subsidiary, China Mobile TieTong Company Limited, or CM TieTong, acquired Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). The acquisition was completed in December 2015. We expect that our acquisition of Target Assets and Businesses from China TieTong will facilitate our transformation into a full-service operator offering both fixed-line and mobile services.

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

On May 24, 2008, the MIIT, the NDRC and the MOF jointly issued a joint announcement relating to the further reform of the telecommunications industry in Mainland China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in the consolidation of the telecommunications industry in Mainland China into three service providers: China Telecom, China Unicom and CMCC.

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

On July 11, 2014, CMC entered into a promoters’ agreement with CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers, and CRHC shall subscribe for new shares in China Tower in cash. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Unicom, China Telecom and CRHC as to 38%, 28.1%, 27.9% and 6%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. As of March 31, 2018, we indirectly owned 38% equity interest in China Tower.

Organizational Structure

As of March 31, 2018, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2018, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile IoT Company Limited

• China Mobile Information Technology Company Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Company Limited

• MIGU Co., Ltd.	• China Mobile Internet Company Limited

• China Mobile TieTong Company Limited	• China Mobile Quantong System Integration Co., Ltd.

• China Mobile Investment Holdings Co., Ltd.

For detailed information about our significant subsidiaries, see note 17 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Group Finance Co., Ltd., or China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

Set out below is a chart illustrating our corporate structure as of March 31, 2018:

China Mobile Communications Group Co., Ltd.
China Mobile (Hong Kong) Group Limited
China Mobile Hong Kong (BVI) Limited
72.72%
Public shareholders
27.28%
China Mobile Limited
66.41%
China Mobile Information Technology Company Limited
China Mobile Communication Co., Ltd.
Aspire Holdings Limited
China Mobile Hong Kong Company Limited
China Mobile International Limited
31 Provincial operating subsidiaries
China Mobile Group Design Institute Co., Ltd.
China Mobile Investment Holdings Co., Ltd.
China Mobile IoT Company Limited
China Mobile Online Services Co., Ltd.
China Mobile (Suzhou) Software Technology Co., Ltd.
China Mobile (Hangzhou) Information Technology Company Limited
MIGU Co., Ltd.
China Mobile Internet Company Limited
China Mobile Tietong Company Limited
0.03%
China Mobile Group Device Company Limited
52.44%
99.97%
China Mobile Group Finance Co., Ltd.
8.00%
China Mobile Group Beijing Co., Ltd. holds 39.56%

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

Business Overview

Over the past several years, we have achieved a number of technological improvements and upgrades to our core mobile network, which has evolved into an integrated network that is capable of supporting transmissions using the 2G standard, 3G standard and 4G standard. We have built an Internet Protocol based core network that is capable of supporting the GSM, TD-SCDMA, TD-LTE and LTE FDD networks, which we believe could also evolve into a network that supports other future generations of mobile technologies. See “— Mobile Networks” below. In addition, our acquisition from China TieTong of Target Assets and Businesses, has facilitated our transformation into a full-service operator offering both fixed-line and mobile services, enabling us to expand our customer base, increase our wireline broadband network capacity, coverage and efficiency through an integrated network and seize growth opportunities in the wireline broadband market. See “— The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

On April 3, 2018, the MIIT granted to CMCC the permission to provide 4G services based on LTE FDD technology through us. In accordance with the permission, we will promote the development of mobile IoT and Industrial Internet nationwide; in rural areas, we will initiate the scale application of TD-LTE/LTE FDD convergence network and enhance the quality of our high-speed broadband and mobile communications services, raising the overall network quality at a lower cost. In addition, we will increase efforts to innovate our products and services to deliver better customer experience. We believe this permission will be conducive to the implementation of our strategies, our transformation into a full-service provider and our development toward a world’s leading telecommunications operator in digital innovation.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile market, we have aligned ourselves with mobile Internet development trends. We aim to maintain our leading position in 4G development in China and have fully embraced the transition from voice to data traffic operation. We have also striven to enhance our wireline broadband services and promote the transition from mobile communication services to innovative full services. Since 2016, revenue from wireless data traffic has become our largest revenue source, exceeding traditional telecommunications business (including voice, SMS and MMS). In 2017, our revenue from wireless data traffic, on a full-year basis, has accounted for more than half of our total telecommunications services revenue for the first time, demonstrating a fundamental change in our revenue structure.

In response to the development of the “Internet of Everything”, we launched the “Big Connectivity” strategy to expand the scope of connections from those among people to connections joining people and things as well as connections among things. In our efforts to implement this strategy, we have shifted focus from the traditional operating model to an integrated development driven by “four growth engines”, namely, to capitalize on the momentum in the personal mobile market, the household market, the corporate market and the emerging business.

Personal Mobile Market. We have been dedicated to the development of our 4G network. As of December 31, 2017, we cumulatively put in use 1.87 million 4G base stations, which covered 99% of the population of China. In 2017, the number of our 4G customers increased by 114 million, reaching approximately 650 million at the end of the year. Our robust network capabilities and industry-leading customer service quality contributed to the rapid growth in data traffic. Our handset data traffic reached 12,569 billion megabytes in 2017, significantly increased from that of 5,681 billion megabytes in 2016. Moreover, we have built one of the world’s largest networks of Voice over LTE, or VoLTE, providing VoLTE for commercial use in 346 cities in Mainland China. Our VoLTE customers reached 200 million as of December 31, 2017. In 2018, we will endeavor to maintain our market leading position in China in terms of handset data traffic and further enhance 4G network quality and customer perception through the continued promotion of VoLTE, carrier aggregation, or CA, and customer information protection.

Household Market. In 2017, we sped up the development of our household broadband business. We focused on enhancing network speed and quality, differentiating our products and services, securing customer groups with high loyalty and revenue contribution, and increasing customer value through our home digital services. For example, subscribers to Mobaihe, our home digital set-top box providing high-definition video-on-demand service, reached 57.25 million at the end of 2017. The expansion in both our household broadband customer base and market share continued in 2017. Our household broadband customers exceeded 109 million at the end of 2017, increasing by 46.9% from 74 million at the end of 2016, 68% of which subscribe to broadband products with bandwidth of 50 Mbps or higher. Our household broadband market share grew from 29.9% at the end of 2016 to 37.0% at the end of 2017. In 2018, we plan to build an integrated household product portfolio, enhance our brand awareness and increase the value proposition to our customers, through which we can further expand the market share, especially in areas where we have low penetration.

Corporate Market. We have focused on key services such as Internet dedicated lines, voice and data dedicated lines and Internet Data Center, or IDC, services, built a network-wide coordinated sales system to target major corporate customers and have developed products targeting key industries such as manufacturing, agriculture, education, public administration, finance, transportation and healthcare. We further improved the transmission capacity of our fiber optic cable and the accessibility of Internet dedicated lines. Moreover, in order to meet the specific needs of small- and medium-sized enterprises, we offered Internet dedicated line service to these customers at reduced tariffs. In 2018, we will expedite the development of products and solutions tailored for key industries, enhance our service quality and bolster our capabilities in developing services based on the integrated information and communication technology.

Emerging Business. We have been engaged in developing innovative applications and information services, making a number of achievements in 2017. Our centralized public IoT networks had 229 million connections as of December 31, 2017, which remained the largest dedicated IoT network in the world in terms of the number of connections. Additionally, our mobile payment service “and-Wallet” exceeded RMB2.1 trillion in transaction value, and we further promoted our “and-Video” service, which provides streaming media and video-on-demand on mobile, and “and-Reading” services, which offers a mobile-based platform of digital books and magazines. In 2018, we plan to accelerate the development and application of IoT and further expand our home digital services.

In terms of long-term strategy, we will continue to implement our “Big Connectivity” and “Four Growth Engines” strategies, striving to become a world-leading operator offering innovative digital services. We also endeavor to achieve a leading position in the markets brought by technologies such as 5G, big data, IoT and artificial intelligence. To this end, we will adopt a market-responsive business development model to align our strategic growth targets with market progress. To capture future development momentum, we will continue to enhance our service quality, expand our international presence and continue to optimize our revenue structure. We strive to strengthen our leadership in mobile communications and build up our advantages in the household, corporate and IoT markets, through which we can accelerate our development of digital content business.

Customers and Usage

Our mobile customer base has grown from approximately 848.9 million at the end of 2016 to approximately 887.2 million at the end of 2017. As of March 31, 2018, our total number of mobile customers reached approximately 899 million, and our 4G customers reached approximately 672 million. Our total number of wireline broadband customers achieved a substantial growth from 77.6 million by the end of 2016 to 112.7 million by the end of 2017, and further reached approximately 124 million as of March 31, 2018. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization”, “Internet+”, “Digital China” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives;

•	the implementation of our business strategy for the transformation to become an innovative integrated service provider;

•	the introduction of new technologies, products and services with enhanced customer experience;

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels, and services;

•	the further development of 4G industry chain, in particular the increasing availability of 4G handsets, especially smartphones, in the market which contributes to the increase in our 4G customer base;

•	the increasing prevalence of customers using multiple SIM cards; and

•	the higher customer demand for high speed Internet access.

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

Our total voice usage was 3,811.6 billion minutes in 2017, representing a decrease by 7.0% from 2016. Our SMS usage totaled 541.0 billion messages in 2017, a decrease by 0.3% from 2016. The decreases in our voice usage and SMS usage are mainly due to the substitution effect of Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet.

Our total handset data traffic significantly increased to 12,569 billion megabytes in 2017, representing an increase of 121.3% from 2016. Our average handset data traffic per user per month reached 1,399 megabytes in 2017, representing an increase of 100.9% from 2016. The significant rise in our handset data traffic usage is primarily driven by our more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2015	2016	2017

Mobile Business
Customer base (in millions)	826.2	848.9	887.2
of which: 4G customer base (in millions)	312.3	535.0	649.5
Total voice usage (in billions of minutes)	4,220.8	4,100.2	3,811.6
Handset data traffic (in billions of megabytes)	2,494.6	5,680.7	12,569.3
Average minutes of usage per user per month (minutes)(1)	430	408	366
Average handset data traffic per user per month (MB)(2)	339	697	1,399
Average handset data traffic per 4G user per month (MB)	748	1,027	1,756
Average revenue per user per month (RMB)(3)	56.3	57.5	57.7
Average monthly churn rate (%)(4)	2.78	2.32	2.06
Wireline Broadband Business
Customer base (in millions)	55.0	77.6	112.7
Average revenue per user per month (RMB)(5)	31.9	32.1	35.1
IoT Business
Connections (in millions)	65	103	229

(1)	Calculated by (A) dividing the total minutes of usage during the relevant year by the average number of customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.
(2)	Calculated by (A) dividing the total handset data usage during the relevant year by the average number of handset data users during the year and (B) dividing the result by 12.

(3)	Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2015, 2016 and 2017 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively.
(4)	Measures the monthly rate of customer disconnections from mobile telecommunications services, determined by dividing: (A) the result obtained by dividing (i) the sum of voluntary and involuntary terminations from our network (excluding internal transfer) during the relevant year by (ii) the average number of customers during the year (calculated in the same manner as in note (1) above) by (B) 12.
(5)	Calculated by (A) dividing the revenue from wireline broadband services during the relevant year by the average number of wireline broadband customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.

Businesses

Our businesses primarily consist of voice business and data business.

Voice Business. Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long-distance calls, international long-distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to a decline in total voice usage by 7.0% in 2017 from 2016, as a result of the substitution effect of Over The Top services and reduced voice tariff as a result of the cancellation of handset domestic long-distances roaming tariffs since September 1, 2017.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. In 2017, our data business revenue, which has become the primary driver for our revenue growth since 2016, increased by 24.9% from RMB394,937 million in 2016 to RMB493,350 million (US$75,827 million). As a percentage of revenue from telecommunications services, our data services revenue increased to 73.8% in 2017 from 63.3% in 2016.

SMS and MMS. SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage decreased from 542.4 billion messages in 2016 to 541.0 billion messages in 2017, and our revenue generated from SMS and MMS decreased from RMB28,555 million in 2016 to RMB28,058 million (US$4,312 million) in 2017 due to the substitution effect of Over The Top services.

Wireless Data Traffic Services. Our wireless data traffic business primarily includes handset data traffic services. Revenue generated from our wireless data traffic business reached RMB364,906 million (US$56,085 million) in 2017, compared to RMB288,178 million in 2016, representing 54.6% of revenue from telecommunications services.

Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G or 4G networks via handsets. We experienced significant growth in handset data traffic service in 2017 driven by our more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing. Our handset data traffic reached 12,569 billion megabytes in 2017, significantly increased from that of 5,681 billion megabytes in 2016.

Wireline Broadband Services. Our wireline broadband business offers primarily the wireline broadband data traffic service, including household broadband services and Internet dedicated lines for corporate customers. Revenue generated from our wireline broadband business increased to RMB39,731 million (US$6,107 million) in 2017, representing an increase by 55.1% from RMB25,618 million in 2016, and the average revenue per user per month increased from RMB32.1in 2016 to RMB35.1 in 2017. In 2017, we maintained our position as the second largest telecommunications operator in terms of wireline broadband customer base in Mainland China.

Applications and Information Services. Our applications and information services include network resources services, mobile applications and IoT. Revenue generated from our applications and information services reached RMB60,655 million (US$9,323 million) in 2017, compared to RMB52,586 million in 2016.

Our network resources services mainly include IDC services and voice and data dedicated line services. Our IDC services refer to our server hostage, bandwidth leasing and other network infrastructure services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers.

We closely monitor and follow the industry trend in our development of applications and information services, and have extended our business into various emerging areas, such as IoT, home digital services, mobile payment, digital contents and other services. We have established several specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU to focus on these areas. In 2017, we advanced the application of IoT in aspects such as urban management, smart transportation and industrial control, and have developed standardized IoT products including home security services, automobile fleet management services and remote surveillance. We also established centralized public IoT networks with IoT connections reaching 229 million, which is the largest dedicated network for IoT in the world in terms of the number of connections. Our home digital services include high-definition video-on-demand services provided through Mobaihe set-top box, Smart Home Gateway, “and-Mu” family surveillance camera and IMS fixed line services. Subscribers to Mobaihe reached 57.25 million at the end of 2017, compared to 22.8 million at the end of 2016. Moreover, in 2017, our mobile payment service “and-Wallet” exceeded RMB2.1 trillion in transaction value, significantly increased from that of RMB1 trillion in 2016. We also promoted our “and-Video” service, which provides streaming media and video-on-demand on mobile, and “and-Reading” service, which offers a mobile-based platform of digital books and magazines. We will continue to promote our digital services, explore new growth drivers, further advance our the market-orientated innovation, so as to strengthen our position in the competitive digital landscape.

Please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” for more information about our service revenue.

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

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rate and increased competition, in order to remain competitive in terms of price and performance with other mobile operators we provide certain discounts and promotional offers in and during certain service areas and call periods targeting various customers.

In 2013, we introduced mix-and-match plans, which allow our customers greater flexibility in customizing the voice, data traffic and applications components of their plans. For middle-to-high-end customers, we created a “single price” plan for local, domestic long-distance and roaming calls. In 2014, we introduced new 4G mix-and-match plans and actively sought to reduce the unit price for international roaming. We introduced RMB3/6/9 per 3 megabytes international roaming plans and RMB30/60/90 per day unlimited international data traffic plans and also expanded our 4G international roaming services. In 2015, we promoted the restructuring of tariff plans and launched innovative services such as corporate-sponsored data tariff plans and data traffic sharing service. In 2016, in response to the PRC government’s Belt and Road Initiative, we extended the RMB30/60/90 per day unlimited international data traffic plans to various countries or regions covered by the Belt and Road Initiative and launched the Belt and Road multi-country international data package. In 2017, we further lowered the voice and data roaming tariffs in the relevant countries and regions.

Since May 2015, in response to the expectations of the general public and customers and in order to implement the relevant national policy, we, in addition to continue enhancing network capacity and increasing network speed, launched customized voice and data tariff plans at lower rates to meet a variety of customer needs, particularly, to reduce the tariffs for out-of-plan data usage and international roaming in certain countries and regions. With respect to our data traffic tariff, we launched an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month in October 2015. In May 2017, we rolled out a series of preferential data traffic plans as one of our tariff reduction measures.

In addition, we took an orderly and balanced approach in reducing voice tariff. In August 2015, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality in October 2016. In 2017, in furtherance of the “speed upgrade and tariff reduction” policy, we cancelled all handset domestic long-distance and roaming tariffs since September 1, 2017 and reduced international long-distance call tariffs. Additionally, as a result of our efforts in cooperation with overseas telecommunications operators, our international roaming tariffs further decreased in 2017. These measures have had certain adverse impact on our financial condition and results of operations, resulting in decreases in the overall tariffs of our data traffic services and voice services in 2016 and 2017, respectively, as compared to those in previous years.

In March 2018, the PRC government announced additional policy requirements relating to network speed upgrade and tariff reduction, including, among other things, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband and Internet dedicated line services, to cancel domestic data “roaming” charges, namely, to unify the charges for data consumed within and outside of the province of the customers’ residence, and to reduce handset data traffic tariff by at least 30% in the year of 2018. Accordingly, we will introduce measures in due course to implement these policy requirements. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future.

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

Interconnection

Interconnection refers to various arrangements that permit the connection of our networks to other mobile or fixed-line networks. These arrangements provide for the sharing and settlement of revenues from the base usage charges and, if applicable, roaming charges and long-distance charges.

Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement. In addition, major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. These telecommunications services providers must also establish interconnection rules and procedures based on the principles of non-discrimination and transparency and submit such rules and procedures to the MIIT for approval. The termination of any interconnection arrangements will require prior approval by the MIIT. The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the MIIT. See “— Regulation — Technical Standards” below.

Our interconnection arrangements with other telecommunications operators enable our subscribers to communicate with the subscribers of those operators through making and receiving local, domestic and international long-distance calls. Each of our operating subsidiaries has interconnection agreements with those operators in its service area. The economic terms of these agreements are generally standardized from province to province.

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

A mobile customer using domestic roaming services is charged at our roaming usage charges or, for outgoing international long-distance calls, international long-distance charges. A mobile customer using international roaming services incurs charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. For example, since 2015, we reduced the international data roaming charges in certain countries and regions and cancelled the domestic long-distance and roaming charges for voice services within the tariff zones in Beijing-Tianjin-Hebei and other designated regions and the tariff zones in Sichuan Province and Chongqing Municipality. We cancelled all handset domestic long-distance and roaming tariffs since September 1, 2017. In addition, we further lowered our international roaming charges since 2016 in response to customers’ expectation, and our international roaming voice usage increased. See “— Tariffs.”

In December 2016, we initiated the “Hand-in-Hand Program,” a cooperation program among international telecommunications operators to jointly enhance network functionality and interconnection, aiming at delivering better international roaming experience for customers.

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, research centers in Suzhou and Hangzhou and other relevant business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, procurement testing and certification of network devices, mobile terminals and information technology systems.

We also work closely with industry partners for R&D in various areas, such as telecommunication, business service, Internet, IoT, smart home services, digital content and industry applications. In November 2017, we announced the “1-3-9 Cooperative Initiatives,” which promote (i) an IoT network with extensive coverage and advanced technologies; (ii) three industry alliances including IoT, home digital business and 5G; and (iii) nine capabilities applications in furtherance of industry development, including our communication capacity open platform, which served more than 130,000 enterprises as of December 31, 2017, our unified authentication platform, which processed an average of more than 500 million accreditations per day in 2017, and our OneNET platform, an open IoT platform launched in 2014 intended to nurture the IoT ecosystem, which connected 33 million devices.

In 2017, our main R&D efforts were focused on a number of aspects:

Improving Networks and Services. In 2017, we optimized 3D-MIMO performance as a part of upgrading our 4G network. We also strengthened our R&D efforts in order to lay the groundwork for the transition to Network Function Visualization, or NFV, and software defined network, or SDN. We refined the NovoNet target architecture of the next generation network, devised the overall technical requirements of Telecom Integrated Cloud, or TIC, and streamlined the overall structure, deployment strategy and recommendations of NFV/SDN. We completed the NovoNet trial network (Phase II) and tested the decoupling of three layers in NFV architecture.

Setting Technical Standards and Promoting Industry Development. In 2017, we actively promoted 5G-related standard-setting initiatives by participating and collaborating with international organizations, such as the 3rd Generation Partnership Project, or 3GPP, the International Telecommunication Union and the Next Generation Mobile Networks, where we led the formulation of 5G core network architecture standards. In December 2017, we completed the first edition of international standard for 5G system architecture. Furthermore, we presented our vision of next generation networking transformation at international conferences and technology forums on multiple occasions and demonstrated VoLTE high definition audio and video service life cycle management based on end-to-end NFV/SDN orchestration. Additionally, we, together with AT&T, set up the NFV/SDN open source community.

Building Independent R&D Capabilities in Cloud Computing and Big Data. In order to deepen the top-level design of the information technology systems and to promote the maturity of independently developed products, we formulated plans for the construction and evolution of enterprise-level big data centers, data control and professional operations, improved the independent R&D product lines in the areas of cloud computing and big data, strengthened the application of relevant products and realized the independent integration of cloud services to the general public.

Advancing Development of Artificial Intelligence Platform. In November 2017, we commenced the construction of an artificial intelligence platform and launched the open platform “Jiu Tian”, which aims to facilitate the application of deep learning and artificial intelligence in market operation, network connection and customer services.

Sales and Customer Services

We continue to optimize our customer service system that separate front- and back-line services and have established sales and services channels tailored to the needs of customers by providing electronic and mobile Internet channels.

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

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as voice and data dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting corporate customers in key industries, such as public administration, finance, transportation, education, healthcare and agriculture. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions.

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

In 2017, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to block spam SMS and malicious software for our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2017.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network and customer perception. In 2017, we continued to upgrade our service quality management system and created a transparent and secure communication platform. In particular, we started to integrate customer services resources to our 10086 customer service hotline operation, which increased our service efficiency and overall hotline connection rate. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

Additionally, we have devoted significant resources to network security to implement high standards of data privacy protection for our customers, aiming at creating a secure communication platform for our customers. We introduced resilient and protected features, such as our anti-fraud system utilizing big data technology and anonymization of personal data, so as to strictly protect the privacy of our customers. We implemented policies and procedures that target phishing, spam SMS and malware in order to reduce the spam, improper SMS and malware transmitted to our customers. We also implemented measures such as adopting the real-name registration system, refining our service process, providing instant channels to report spam and fraud, for purpose of early detection of, and quick response to, fraud. Our security solution against telephone scams in 2017 was awarded as the WSIS (World Summit on the Information Society) Champion project by International Telecommunication Union.

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

Corporate Social Responsibility and Sustainable Development

We are committed to fulfilling our responsibilities to stakeholders and proactively pursuing shared and sustainable development with stakeholders while striving to contribute to the achievement of the Sustainable Development Goals for 2030. We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 40% in 2017 compared to 2016. We have also actively promoted the application of new technologies in pollution prevention, control and monitoring and devoted to offering innovative solutions towards the development of environment-friendly industries. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored treatments for 4,498 children in poverty diagnosed with congenital heart disease, and provided trainings to approximately 104,000 principals of rural primary and secondary schools in villages in central and western China.

In 2017, we were listed in the Dow Jones Sustainability Indices for the tenth consecutive year and were also listed in the Hang Seng Corporate Sustainability Index Series for the eighth consecutive year. In 2017, we were still the first and the only company from Mainland China named on the Global Carbon Disclosure Project’s Climate A List and were awarded “Climate Leadership Award” by Carbon Disclosure Project China for the fourth consecutive year.

Terminals

Our 4G services based on TD-LTE technology have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals, low-cost TD-LTE terminals and terminals with 4G+ new technology, as well as self-branded terminals. In 2017, we launched two models of self-branded smartphones, namely A3 and A3s. A3 is an entry-level VoLTE-compatible phone priced at RMB499 per unit. A3s, priced at RMB799 per unit, supports fingerprint identification. To expand our global presence, we have built China Mobile Global Device Alliance cooperated with overseas customers (mainly including those in Asia and Europe) and domestic vendor partners and launched 16 models of terminal products. In 2018, we plan to develop six to seven 4G+ self-branded smartphones, including N series terminals, all of which will be VoLTE-compatible and support upper stream 64QAM. NFC and RCS technologies will be adopted in the N series, targeting the mid-level market. In terms of overseas market, we plan to launch international terminal product portfolio to explore opportunities in international terminal markets, with a focus on smart devices. We have devoted ourselves to promoting the long-term development of the 4G terminal supply chain and have focused on the sales of 4G terminals, which strongly drove growth in data traffic.

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

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. In December 2017, we entered into a trademark license agreement, or the 2018 Trademark License Agreement, to replace the trademark license agreement that we entered into on January 1, 2013, or the 2013 Trademark License Agreement. Under the 2018 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. The term of the 2018 Trademark License Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. No license fee is payable by us to CMCC during the term of the 2018 Trademark License Agreement.

In 2013, we unveiled our new corporate logo. The new logo has been registered as a trademark in Mainland China, Hong Kong, Macau, Taiwan, United Arab Emirates, Peru and Saudi Arabia and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in the United Kingdom and the United States. In addition, individual applications have been filed in 16 countries and an application as a trademark under the Protocol Relating to the Madrid Agreement has been filed in 45 countries.

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

On December 4, 2013, the MIIT granted to CMCC, China Telecom and China Unicom permission to operate TD-LTE businesses, and CMCC received permission to operate a TD-LTE business through us. Subsequently, we launched our TD-LTE business. TD-LTE is one of two models of LTE, a mainstream standard for the evolution of 3G technology, and a standard for the evolution of TD-SCDMA technology. We use the TD-LTE network to primarily carry high-bandwidth and high-quality wireless broadband businesses. In 2017, we further improved the performance of our 4G network by fixing the interference of atmospheric waveguide and optimizing 3D-MIMO performance, and continued to promote the standardization of VoLTE international roaming services. Furthermore, we grew our content delivery network to cover 340 cities and launched Narrowband Internet of Things, or NB-IoT, in 346 cities, achieving end-to-end scale commercial use. As of March 31, 2018, the number of 4G customers reached approximately 672 million. On April 3, 2018, the MIIT granted to CMCC permission to operate a LTE FDD business through us. In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

Our customers currently use our 2G services, our 3G services, our 4G services, or all of them. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G, 3G and 4G services, and expanding the coverage and capacity of our integrated network. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians. Technical staffs are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. Most technical difficulties relating to the networks are resolved by our staff and the maintenance service providers with which we have business relationships, while our equipment suppliers also provide back-up maintenance and technical support.

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

Since July 2017, spectrum usage fees were no longer charged based on different generations of telecommunications but on the particular frequency bands used. Meanwhile, the NDRC and the MOF adjusted the fees charged for each frequency band. The annual rate for frequency band below 960 MHz was reduced from RMB17 million to RMB16 million per MHz while the annual rate for 960 MHz to 2,300 MHz frequency bands was reduced from RMB15 million to RMB14 million per MHz. Additionally, the annual rate for frequency band above 2,300 MHz was adjusted from RMB12 million to RMB 8 million per MHz.

Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1,800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 145 MHz of spectrum to be used for nationwide coverage, including 20 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. In addition, CMCC is applying to the MIIT to refarm its spectrum by reallocating the frequencies initially allocated to 2G services to LTE FDD services. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2017, the bandwidth of our backbone network has expanded by 52% as compared to December 31, 2016.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2017, we focused on constructing 4G base stations and put in use 0.37 million additional 4G base stations, increasing the total number of stations to 1.87 million, covering 99% of the total population in China. We utilize the telecommunications towers from China Tower to construct our base stations.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2017, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, Nokia, FiberHome and Ericsson.

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

Our fixed-line networks consist of fixed-line telephone networks, broadband Internet and data networks, transmission networks, value-added service platforms, information technology support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links. As of December 31, 2017, customers with fiber access exceeded 98% as a percentage of our total household broadband customers.

Investments and Acquisitions

As of December 31, 2017, Guangdong Mobile, our wholly-owned subsidiary, held a 18.18% equity interest in the issued share capital of SPD Bank as a result of shares issued to certain other shareholders. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in Mainland China, as well as in the sharing of customer services and channels resources. Through such strategic cooperation, we and SPD Bank have issued China Mobile – SPD Bank co-branded debit and credit cards, which support NFC, in 29 provinces in Mainland China. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2017, CMC held a 12.90% equity interest in IFLYTEK.

In June 2014, China Mobile International Holdings Limited, or CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, CMI Holdings subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2017, CMI Holdings held an 18% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with State Development & Investment Corp., Ltd., and China Mobile Fund Management Co., Ltd., to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC has made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2017, CMC had contributed RMB759 million to China Mobile Fund and has a commitment to make further investment in an amount of RMB741 million upon the request by China Mobile Fund.

In November 2015, CM TieTong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China TieTong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2017, partially due to the benefit from the integration and synergy brought by CM TieTong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “— Businesses — Data Business.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full-service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

In March 2016, CMC, our wholly-owned subsidiary, entered into a joint venture agreement with China Merchants Group to establish ShiJinShi Credit Information Services Co. Ltd., in Qianhai, Shenzhen of China with a registered capital of RMB300 million, in which we held a 42% equity interest. As of December 31, 2017, we had contributed RMB63 million (approximately US$9.7 million) to the joint venture. The joint venture is intended to provide credit reporting services and products for individuals, utilizing our competitive strengths in big data.

Competition

We compete with other market players in the telecommunications and related industries.

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

After completion of the industry restructuring in January 2009, China Telecom and China Unicom have been benefiting from, among other things, broader customer bases, more extensive networks, greater financial and other resources and more comprehensive technological capabilities, as compared to their customer bases, networks, resources and technological capabilities prior to the industry restructuring. These factors have intensified, and could further intensify, competition. On November 27, 2015, CM TieTong entered into the Acquisition Agreement with China TieTong to acquire Target Assets and Business, which we expect will facilitate our transformation into a full-service operator offering both wireline broadband and mobile services. Having each operated a wireline broadband services business for a number of years, China Telecom and China Unicom have advantages in terms of wireline broadband services.

In the area of basic telecommunications services, the PRC government has begun to allow operators approved by the MIIT to lease and repackage mobile services for sale to end-customers on a trial basis and we may face increasing competition from these new mobile network operators. Furthermore, in light of our recent permission to provide 4G services based on LTE FDD technology, we expect that the competition will intensify in the delivery of 4G services against China Telecom and China Unicom, which operate their 4G services based mainly on LTE FDD technology for several years. Furthermore, in January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditures such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Such cooperation may significantly change the competitive landscape of the telecommunications industry in Mainland China.

We also face a variety of competition from competitors in related industries, generally Internet service providers and technology companies. They compete against us in both voice and data businesses by offering mobile Internet access and Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet. As we diversify our offerings to become a full-service provider, we also compete with them in emerging business, including home digital services, mobile payment, IoT, smart home services, streaming media and on-demand video and other digital content business.

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.”

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

Entry into the Industry. Under the current regulations, operators of mobile networks, providers of other basic telecommunications services such as local and long-distance fixed-line telephone services, and data service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in Mainland China must apply for specific permits from the MIIT in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. In addition to us, China Telecom and China Unicom are currently also authorized to provide mobile services in all provinces, directly-administered municipalities and autonomous regions in China.

Pursuant to China’s commitments under the World Trade Organization and the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, which became effective on January 1, 2002, foreign investors may invest in joint ventures that provide telecommunications services in Mainland China. However, these investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in Mainland China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, as amended in February 2016, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services.

The MIIT has promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which became effective on September 1, 2017. Those regulations apply to the application for, approval of, use and management of telecommunications business licenses in the PRC.

The PRC government implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end-customers after repackaging these services. The trial period ended on December 31, 2015. On January 24, 2018, the MIIT released a notice for public comment regarding the conversion of pilot license to an official license for the mobile services leasing and repackaging. On May 5, 2016, the MIIT officially issued a telecom license to China Broadcasting Network Ltd, making it the nation’s fourth telecommunications operator. In 2016, the MIIT also approved certain operators to refarm their respective frequency spectrum used for 2G and 3G services to provide 4G services.

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within Mainland China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In addition, a user of numbering resources is required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under the applicable regulations, mobile companies are required to pay an annual usage fee of RMB6 million for each network number.

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

Sharing of Telecommunications Infrastructure. In May 2017, the MIIT and the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the 2017 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. First, the Opinions required supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be uniformly planned, constructed and delivered by China Tower, with the exception that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of fiber access network. In newly built residential and commercial areas, certain national and local standards applicable to fiber access network construction should be strictly implemented. Telecommunication operators are prohibited from entering into any exclusivity arrangement with real estate developers or property management companies. In the upgrading of fiber access network for existing residential and commercial areas, telecommunication operators and relevant stakeholders must cooperate with each other to comply with the joint construction and sharing requirements. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions allow.

Convergence of Telecom, Broadcasting and Internet Businesses. In January 2010, the PRC government announced a policy decision, or the Three-Network-Convergence Policy, to accelerate the advancement of the convergence of television and radio broadcasting, telecommunications and Internet access businesses in order to realize interconnection and resource-sharing between the three networks and further develop the provision of voice, data, television and other services. The PRC government may amend the relevant regulations or promulgate new regulations in order to implement the Three-Network Convergence Policy. In 2012, we received an audio and video transmission license from the former State Administration of Radio, Film and Television of the PRC, which enables us to provide audio and video programs through mobile Internet.

Value-added Tax Reform Applicable to the Telecommunications Industry. Effective from June 1, 2014, the PRC business tax was replaced with a value-added tax, or VAT, in the telecommunications industry. The pilot tax rates for basic telecommunications services, value-added telecommunications services and sales of products and others are 11%, 6% and 17%, respectively. According to Cai Shui [2018] No.32, the VAT at the rate of 11% currently applicable to our basic telecommunications services would be reduced to 10%, and the VAT at the rate of 17% currently applicable to our sales of products and others would be reduced to 16%, which shall come into effect on May 1, 2018.

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

Cyber Security. We are subject to the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, protection of personal information, and supervision and administration of cyber security in Mainland China.

According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the national public safety bureau, and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. China Mobile, as a critical information infrastructure operator as defined under the Cyber Security Law, is required to perform a security assessment when transferring personal information cross Chinese borders. Such requirements, among other things, could increase our compliance costs. While several related regulations, including the Security Review Method (Trial) and the Internet News Information Service Management Regulations, published by the CAC came into effect on the same day as the Cyber Security Law, the implementation of the Cyber Security Law is still at an early stage. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in Mainland China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations.

Employees.

As of December 31, 2015, 2016 and 2017, we had 438,645, 460,647 and 464,656 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2017 are classified in the following table. Approximately 62.9% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2017.

	Number	% of Total
Management	33,678	7.2
Technical	108,449	23.3
Marketing	262,807	56.6
General affairs	46,886	10.1
Other	12,836	2.8

Total	464,656	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor union. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations during 2017. We believe we have built a harmonious relationship with our employees.

The number of labor sourced by third parties was 30,736 by the end of 2017.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2017 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to international roaming agreements with Irancell Telecommunications Services Company, Mobile Company of Iran and Telecommunication Kish Company in Iran, which may be government-controlled entities. In 2017, our gross revenue generated by roaming traffic under these agreements was less than US$500,000.

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

Financial Highlights

Our operating revenue reached RMB740,514 million (US$113,815 million) in 2017, representing an increase by 4.5% from 2016. The growth rate of revenue from our telecommunications services stood at 7.2%. Our revenue structure further improved in 2017. Revenue from wireless data traffic reached RMB364,906 million (US$56,085 million) in 2017, which remained our largest revenue source and, on a full-year basis, accounted for more than half of the total telecommunications services revenue for the first time. Our profit attributable to equity shareholders reached RMB114,279 million (US$17,564 million) in 2017, or basic earnings per share of RMB5.58. With a special dividend payment of HK$3.200 per share to celebrate the 20th anniversary of our initial public offering, the total dividend payment for 2017 reached HK$6.405 per share.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2015	2016	2017
Total voice usage (in billions of minutes)	4,220.8	4,100.2	3,811.6
Handset data traffic (in billions of megabytes)	2,494.6	5,680.7	12,569.3
Operating revenue (in RMB millions)	668,335	708,421	740,514
Operating expenses (in RMB millions)	565,413	590,333	620,388
Profit attributable to equity shareholders (in RMB millions)	108,539	108,741	114,279

In 2015, 2016 and 2017, our customer base continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Wireless data traffic remained the largest revenue source in 2017, surpassing the combined revenue of voice, SMS and MMS. Our total net increase in the number of mobile customers was 38.3 million in 2017 and our total mobile customer base reached 887.2 million as of December 31, 2017. Our total voice usage decreased by 2.9% in 2016 and decreased by 7.0% in 2017. Our handset data traffic increased by 127.7% in 2016 and by 121.3% in 2017. Our operating revenue increased by 6.0% in 2016 and by 4.5% in 2017. Our data business continued to grow, and our data services revenue accounted for 63.3% and 73.8% of our revenue from telecommunications services in 2016 and 2017, respectively. Our operating expenses increased by 4.4% in 2016 and by 5.1% in 2017. Our profit attributable to equity shareholders increased by 0.2% in 2016 and by 5.1% in 2017.

The PRC economy continued to grow in terms of GDP by 6.9% in 2017, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China exceeded 100% as of December 31, 2017, the mobile markets in some economically developed regions of Mainland China have showed signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a mobile services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Item 3. Key Information — Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Average Revenue Per User

Our average revenue per mobile user increased to RMB57.7 in 2017 from RMB57.5 in 2016 due to our rapid growth in revenue from data services, partially offset by a decline in handset data traffic tariff. Our average revenue per wireline broadband user increased to RMB35.1 in 2017 from RMB32.1 in 2016.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31, 2015, 2016 and 2017. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

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

(iii) for offerings that include the provision of services and the sale of mobile handsets, we determine revenue from the sale of the mobile terminals by deducting the fair value of the service element from the total contract consideration; and

(iv) for transactions that offer customer points rewards when the services are provided, the consideration allocated to the customer points rewards is based on its fair value, which is deducted from revenue and recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expire.

Interest Income

Interest income is recognized as it accrues using the effective interest method.

Impairment Loss for Doubtful Accounts

We assess impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. Our estimates are based on the aging of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional impairment may be required.

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets was recorded in 2015, 2016 and 2017, except for certain inefficient terminal transmission equipment and WLAN assets impairment in 2015 and inefficient 2G wireless network equipment. Details are set forth in notes 13, 16 and 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(i) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Classification of Leases

We have a number of lease arrangements. We follow the guidance of “IAS 17 – Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgements and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to us. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgements or assumptions will affect the classification and hence the results of operation and financial position of us.

Possible Impact of Amendments, New Standards, Interpretations and Disclosures Issued but Not Yet Effective for the Year Ended December 31, 2017

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2017, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2017 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 9 “Financial Instrument”	January 1, 2018

IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018

Annual Improvement to IFRSs 2014-2016 cycle*	January 1, 2018

IFRIC – Int 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

IFRS 16 “Leases”	January 1, 2019

IFRIC – Int 23, “Uncertainty over Income Tax Treatments”	January 1, 2019

Annual Improvement to IFRSs 2015-2017 cycle	January 1, 2019

Amendment to IFRS 10, “Consolidated Financial Statements”	To be determined

Amendment to IAS 28, “Investments in Associates and Joint Ventures”	To be determined

*	It included amendment to IFRS 12 which was effective in January 1, 2017 and does not have a material impact on the Group.

The implementation of “IFRS 15 – Revenue from contracts with customers”, “IFRS 9 – Financial instruments” and “IFRS16 – Leases” may require the Company to change its accounting and operational policies or restate its consolidated financial statements. The IASB issued “IFRS 15 – Revenue from contracts with customers” and “IFRS 9 – Financial instruments”, which became effective from January 1, 2018, and “IFRS 16 – Leases”, which shall become effective from January 1, 2019. The Company has analyzed the potential impact of the first-time application of these standards on its consolidated financial statements. For detailed information of our management’s assessment and anticipation, see note 40 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The “IFRS 15 – Revenue from contracts with customers” standard specifies how and when the Company will recognize revenue as well as requiring the Company to provide users of financial statements with more informative and relevant disclosures. IFRS 15 requires the identification of the distinct deliverables in contracts with customers that qualify as separate “performance obligations” and the allocation of the transaction price receivables from customers to each “performance obligation” on relative stand-alone selling price basis. Upon the completion of the principal or agent analysis under the new standard, the Company will allocate the total consideration to each “performance obligation”, including telecommunications services, handsets and customer point rewards and other promotional goods or services. The current accounting policy for telecommunications services, handsets and customer points rewards is disclosed in note 2(r) to our consolidated financial statements included elsewhere in this annual report on Form 20-F, and promotional items are accounted for as selling expenses under the existing treatment. Moreover, IFRS 15 requires customer acquisition cost to be capitalized as an asset and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Company considers that certain types of sales commissions will be capitalized and amortized on a straight-line basis over the period under the new standards. The change will impact on the timing of the expense recognition.

In accordance with the “IFRS 9 – Financial instruments” standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, and a new impairment model for financial assets. Management anticipates the application of IFRS 9 will affect the classification and measurement of the Company’s available-for-sale investments and have an impact on amounts reported in respect of the Group’s wealth management products issued by banks and certain equity investments. There will be no impact on the Company’s accounting for financial liabilities, and the Company expects no material impact on the loss allowance for the financial assets classified at amortized cost, contract assets under IFRS 15 “Revenue from Contracts with Customers”, trade debtors and certain other financial assets. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

“IFRS 16 – Leases” will result in almost all leases being recognized on the balance sheets, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and financial liabilities to pay rentals are recognized. Upon preliminary evaluation, given that the Company leases certain telecommunications facilities for time periods longer than a year, the application of IFRS 16 in 2019 is expected to have impact on the Company’s consolidated financial statements to certain extent because present values of lease liabilities and leased assets will be recorded on the balance sheet when the standard is applied. Accordingly, the Company expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs.

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

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2015		2016		2017
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue(1):
Revenue from telecommunications services	584,089	87.4	623,422	88.0	668,351	90.3
Revenue from sales of products and others	84,246	12.6	84,999	12.0	72,163	9.7

Total	668,335	100.0	708,421	100.0	740,514	100.0

Operating expenses:
Leased lines and network assets	20,668	3.7	39,083	6.6	46,336	7.5
Interconnection	21,668	3.8	21,779	3.7	21,762	3.5
Depreciation	136,832	24.2	138,090	23.4	149,780	24.1
Employee benefit and related expenses	74,805	13.2	79,463	13.5	85,513	13.8
Selling expenses	59,850	10.6	57,493	9.7	61,086	9.8
Cost of products sold	89,297	15.8	87,352	14.8	73,668	11.9
Other operating expenses	162,293	28.7	167,073	28.3	182,243	29.4

Total	565,413	100.0	590,333	100.0	620,388	100.0

Profit from operations	102,922		118,088		120,126
Gain on the transfer of Tower Assets	15,525		—		—
Other gains	1,800		1,968		2,389
Interest income	15,852		16,005		15,883
Finance costs	(455)		(235)		(210)
Share of profit of investments accounted for using the equity method	8,090		8,636		9,949

Profit before taxation	143,734		144,462		148,137
Taxation	(35,079)		(35,623)		(33,723)

Profit for the year	108,655		108,839		114,414

Attributable to:
Equity shareholders	108,539	99.9	108,741	99.9	114,279	99.9
Non-controlling interests	116	0.1	98	0.1	135	0.1

Profit for the year	108,655	100.0	108,839	100.0	114,414	100.0

(1)	Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals as well as revenue from construction contracts.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long-distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic services, wireline broadband business and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals, as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased by 4.5% from RMB708,421 million in 2016 to RMB740,514 million (US$113,815 million) in 2017. This increase was primarily due to the growth in our data services.

Revenue from telecommunications services increased by 7.2% from RMB623,422 million in 2016 to RMB668,351 million (US$102,724 million) in 2017. Voice services revenue decreased by 25.3% from RMB209,949 million in 2016 to RMB156,918 million (US$24,118 million) in 2017. This decrease was principally due to the substitution effect of Over The Top services and reduced voice tariff as a result of the cancellation of handset domestic long-distance roaming tariffs. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.050 in 2016 to RMB0.040 in 2017. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 33.7% in 2016 to 23.5% in 2017.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2016	2017
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	28,555	28,058	(497)	(1.7)
Wireless data traffic	288,178	364,906	76,728	26.6
Wireline broadband	25,618	39,731	14,113	55.1
Applications and information services	52,586	60,655	8,069	15.3

Data services revenue	394,937	493,350	98,413	24.9

Data services revenue as a percentage of revenue from telecommunications services	63.3%	73.8%	10.5	—

Data services revenue increased by 24.9% from RMB394,937 million in 2016 to RMB493,350 million (US$75,827 million) in 2017. This increase was mainly due to the expansion of our 4G network capacity and our increased efforts to promote data traffic services with reduced data tariff which attracted new customers. Furthermore, the widespread use of mobile applications also drove the increase in data usage. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. The growth of our revenue from handset data traffic in 2017 was partially offset by decreased handset data traffic tariff as a result of a series of preferential data traffic plans which we rolled out in May 2017. Revenue generated from wireline broadband business grew by 55.1% to RMB39,731 million (US$6,107 million) in 2017, as compared to RMB25,618 million in 2016. Revenue generated from SMS and MMS decreased by 1.7% from RMB28,555 million in 2016 to RMB28,058 million (US$4,312 million) in 2017 due to the substitution effect of Over The Top services, which resulted in a decrease in SMS usage from 542.4 billion messages in 2016 to 541.0 billion messages in 2017. Revenue generated from applications and information services increased by 15.3% to RMB60,655 million (US$9,323 million) in 2017, as compared to RMB52,586 million in 2016. As a percentage of revenue from telecommunications services, data services revenue increased from 63.3% in 2016 to 73.8% in 2017.

Revenue from sales of products and others decreased by 15.1% from RMB84,999 million in 2016 to RMB72,163 million (US$ 11,091 million) in 2017 mainly due to the decrease in our sales of 4G terminals because we encouraged customers to purchase handsets from open market channels.

Operating Expenses. Operating expenses include leased lines and network assets, interconnection expenses, depreciation expenses relating to our telecommunications network and other property, plant and equipment, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of network maintenance expenses, operation support and research and development expenses, power and utilities expenses, operating lease charges, assets impairment and written off, impairment loss of doubtful accounts and other miscellaneous expenses.

Operating expenses increased by 5.1% from RMB590,333 million in 2016 to RMB620,388 million (US$95,352 million) in 2017. Among the operating expenses:

Leased lines and network assets expenses increased by 18.6% from RMB39,083 million in 2016 to RMB46,336 million (US$7,122 million) in 2017. The increase was mainly attributable to the leasing fee we paid for using telecommunications towers, which increased to RMB36.9 billion (US$5.7 billion) by 31.3% from 2016, partially offset by the decreases in network leasing fees for 3G network and “Village Connect” assets. As a percentage of operating expenses, leased lines and network assets expenses increased from 6.6% in 2016 to 7.5% in 2017.

Interconnection expenses in 2017 was RMB21,762 million (US$3,345 million), which remained relatively stable compared to RMB21,779 million in 2016. Interconnection expenses as a percentage of operating expenses decreased from 3.7% in 2016 to 3.5% in 2017.

Depreciation expenses increased by 8.5% from RMB138,090 million in 2016 to RMB149,780 million (US$23,021 million) in 2017. The increase was mainly because we maintained our investment level and expanded our network assets. As a percentage of operating expenses, depreciation expenses increased from 23.4% in 2016 to 24.1% in 2017.

Employee benefit and related expenses increased by 7.6% from RMB79,463 million in 2016 to RMB85,513 million (US$13,143 million) in 2017. This increase was primarily due to our adjustment and optimization of compensation structure, enhanced incentives for junior employees, and an increase in the standards of social insurance. As a percentage of operating expenses, employee benefit and related expenses increased from 13.5% in 2016 to 13.8% in 2017.

Selling expenses increased by 6.2% from RMB57,493 million in 2016 to RMB61,086 million (US$9,389 million) in 2017. This increase was principally the result of our increased efforts in precision marketing and promotion of emerging business in response to intensified competition in 4G and wireline broadband markets. As a percentage of operating expenses, selling expenses slightly increased from 9.7% in 2016 to 9.8% in 2017.

Cost of products sold decreased by 15.7% from RMB87,352 million in 2016 to RMB73,668 million (US$11,323 million) in 2017. This decrease was primarily due to the decrease in terminals sold. As a percentage of operating expenses, cost of products sold decreased from 14.8% in 2016 to 11.9% in 2017.

Other operating expenses increased by 9.1% from RMB167,073 million in 2016 to RMB182,243 million (US$28,010 million) in 2017. This increase was primarily due to the increases in expenses to support new business operation, R&D for new technologies and ICT (Information and Communication Technology) integrated services. In addition, considering the declining 2G network utility, the significant growth in VoLTE usage and the further decline of voice tariff, we made provisions for the impairment of 2G wireless network equipment of RMB10,450 million (US$1,606 million). As a percentage of operating expenses, other operating expenses increased from 28.3% in 2016 to 29.4% in 2017. For more information on our other operating expenses and the above-mentioned provision, see note 6 and 13, respectively, to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 1.7% from RMB118,088 million in 2016 to RMB120,126 million (US$18,463 million) in 2017, and operating margin (profit from operations as a percentage of operating revenue) decreased from 16.7% in 2016 to 16.2% in 2017.

Other Gains. Other gains increased by 21.4% from RMB1,968 million in 2016 to RMB2,389 million (US$367 million) in 2017, principally due to an increase in penalty and compensation income from RMB764 million in 2016 to RMB1,118 million (US$172 million) in 2017.

Interest Income. Interest income decreased by 0.8% from RMB16,005 million in 2016 to RMB15,883 million (US$2,441 million) in 2017, mainly because the average bank and cash balance during the year decreased compared to the previous year.

Finance Costs. Finance costs decreased by 10.6% from RMB235 million in 2016 to RMB210 million (US$32 million) in 2017. This decrease was mainly due to a decrease in interest on bonds, which we fully repaid in October 2017.

Share of Profit of Investments Accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB9,949 million (US$1,529 million) in 2017, an increase by 15.2% from RMB8,636 million in 2016, which was primarily attributable to our shareholding in SPD Bank and China Tower. For more information on our share of profit of investments accounted for using the equity method, see note 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 2.5% from RMB144,462 million in 2016 to RMB148,137 million (US$22,768 million) in 2017.

Taxation. Our income tax expense decreased by 5.3% from RMB35,623 million in 2016 to RMB33,723 million (US$5,183 million) in 2017. This decrease was due to preferential tax rates became applicable to certain of our subsidiaries and branches in 2017. Our effective tax rate decreased from 24.7% in 2016 to 22.8% in 2017.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 5.1% from RMB108,741 million in 2016 to RMB114,279 million (US$17,564 million) in 2017. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 15.3% in 2016 to 15.4% in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long-distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic services, wireline broadband business and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals, as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased by 6.0% from RMB668,335 million in 2015 to RMB708,421 million in 2016. This increase was primarily due to the growth in our data services.

Revenue from telecommunications services increased by 6.7% from RMB584,089 million in 2015 to RMB623,422 million in 2016. Voice services revenue decreased by 19.8% from RMB261,896 million in 2015 to RMB209,949 million in 2016. This decrease was principally due to the substitution effect of Over The Top services, which resulted in a decrease in voice usage. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.061 in 2015 to RMB0.050 in 2016. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 44.8% in 2015 to 33.7% in 2016.

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

Data services revenue increased by 30.2% from RMB303,425 million in 2015 to RMB394,937 million in 2016, surpassing our voice services revenue for the second time. This increase was mainly due to our continued efforts to promote data traffic services operations, with a focus on the expansion of our 4G network capacity to continue to attract new customers and in response to the national policy of “speed upgrade and tariff reduction,” we offered discounts to our tariff plans. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Revenue generated from handset data traffic, which has become a strong driver of revenue growth, grew by 44.9% to RMB283,229 million in 2016, as compared to RMB195,490 million in 2015, primarily due to the rapid development of the mobile Internet business, the increasing market penetration of smartphones by focusing on the sales of 4G terminals and the development of 4G services. The growth of our revenue from handset data traffic in 2016 was partially offset by the tariff plans with discounts we offered to attract more subscribers. Revenue generated from wireline broadband business grew by 39.7% to RMB25,618 million in 2016, as compared to RMB18,339 million in 2015. Revenue generated from SMS and MMS decreased by 8.6% from RMB31,244 million in 2015 to RMB28,555 million in 2016, as competition from Internet instant messaging applications continued to intensify, and SMS usage decreased by 3.1% from 559.9 billion messages in 2015 to 542.4 billion messages in 2016. Revenue generated from applications and information services slightly decreased by 0.8% to RMB52,586 million in 2016, as compared to RMB52,985 million in 2015. As a percentage of revenue from telecommunications services, data services revenue increased from 52.0% in 2015 to 63.3% in 2016.

Revenue from sales of products and others increased by 0.9% from RMB84,246 million in 2015 to RMB84,999 million in 2016 mainly due to the increase in our sales of 4G terminals.

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

Operating expenses increased by 4.4% from RMB565,413 million in 2015 to RMB590,333 million in 2016. Among the operating expenses:

Leased lines and network assets expenses increased by 89.1% from RMB20,668 million in 2015 to RMB39,083 million in 2016. The increase was mainly attributable to the RMB28.1 billion we paid to China Tower for using the telecommunications towers, which was offset by the decrease in network leasing fees for 3G network and “Village Connect” assets. As a percentage of operating expenses, leased lines and network assets expenses increased from 3.7% in 2015 to 6.6% in 2016.

Interconnection expenses in 2016 were RMB21,779 million, which remained relatively stable compared to RMB21,668 million in 2015. Interconnection expenses as a percentage of operating expenses decreased from 3.8% in 2015 to 3.7% in 2016.

Depreciation expenses increased by 0.9% from RMB136,832 million in 2015 to RMB138,090 million in 2016. The increase was mainly because we maintained our investment level and expanded our network assets, partially offset by the decreased capital expenditures as a result of changes in telecommunications tower operating model following the transfer of Tower Assets. As a percentage of operating expenses, depreciation expenses decreased from 24.2% in 2015 to 23.4% in 2016.

Employee benefit and related expenses increased by 6.2% from RMB74,805 million in 2015 to RMB79,463 million in 2016. This increase was primarily due to our adjustment and optimization of compensation structure to increase compensation for frontline employees and an increase in the standards of social insurance. As a percentage of operating expenses, employee benefit and related expenses increased from 13.2% in 2015 to 13.5% in 2016.

Selling expenses decreased by 3.9% from RMB59,850 million in 2015 to RMB57,493 million in 2016. This decrease was principally the result of our deepened transformation of marketing model and enhanced precision marketing, resulting in a further improvement in the allocation of our use of marketing resources. As a percentage of operating expenses, selling expenses decreased from 10.6% in 2015 to 9.7% in 2016.

Cost of products sold decreased by 2.2% from RMB89,297 million in 2015 to RMB87,352 million in 2016. This decrease was primarily due to our reduced handset subsidy as a result of our efforts to promote the sales of mobile handsets through public distribution channels. As a percentage of operating expenses, cost of products sold decreased from 15.8% in 2015 to 14.8% in 2016.

Other operating expenses increased by 2.9% from RMB162,293 million in 2015 to RMB167,073 million in 2016. This increase was primarily due to the increase in power and utilities expenses as a result of the increases in base stations, IDC equipment and other devices, which was partially offset by the decreases in our maintenance expenses and leasing expenses due to changes in the operating model of telecommunications towers following the transfer of Tower Assets and our refined cost management. As a percentage of operating expenses, other operating expenses decreased from 28.7% in 2015 to 28.3% in 2016. For more information on our other operating expenses, see note 6 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 14.7% from RMB102,922 million in 2015 to RMB118,088 million in 2016, and operating margin (profit from operations as a percentage of operating revenue) increased from 15.4% in 2015 to 16.7% in 2016.

Other Gains. Other gains increased by 9.3% from RMB1,800 million in 2015 to RMB1,968 million in 2016, principally due to an increase in penalty and compensation income from RMB658 million in 2015 to RMB764 million in 2016.

Interest Income. Interest income increased by 1.0% from RMB15,852 million in 2015 to RMB16,005 million in 2016, mainly because the average bank and cash balance during the year increased compared to the previous year, which was partially offset by the reduction of benchmark deposit rates by PBOC.

Finance Costs. Finance costs decreased by 48.4% from RMB455 million in 2015 to RMB235 million in 2016. This decrease was mainly due to a decrease in interest on entrusted loans as we repaid certain amount of entrusted loans to CMCC.

Share of Profit of Investments Accounted for Using the Equity Method. We had a share of profit of investments accounted for using the equity method of RMB8,636 million in 2016, an increase by 6.7% from RMB8,090 million in 2015, which was primarily attributable to our shareholding in SPD Bank. For more information on our share of profit of investments accounted for using the equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for the fiscal year ended December 31, 2016.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 0.5% from RMB143,734 million in 2015 to RMB144,462 million in 2016.

Taxation. Our income tax expense increased by 1.6% from RMB35,079 million in 2015 to RMB35,623 million in 2016. This increase was due to an increase in taxable income. Our effective tax rate was 24.4% in 2015 and 24.7% in 2016, respectively.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 0.2% from RMB108,539 million in 2015 to RMB108,741 million in 2016. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 16.2% in 2015 to 15.3% in 2016.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2017, we had working capital (current assets minus current liabilities) of RMB28,214 million (US$4,336 million), compared to working capital of RMB50,256 million as of December 31, 2016 and negative working capital of RMB12,341 million as of December 31, 2015. The decrease in our working capital as of December 31, 2017 from December 31, 2016 was primarily due to a decrease in proceeds receivable for the transfer of Tower Assets as we have collected all outstanding consideration from China Tower from the transfer of Tower Assets in 2017, and a decrease in bank deposits, and is partially offset by the increases in available-for-sale financial assets and cash and cash equivalents. The current portion of our finance lease obligations as of December 31, 2015, 2016 and 2017 were nil, nil and nil, respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2017, we had bank deposits of RMB279,371 million (US$42,939 million), compared to bank deposits of RMB335,297 million as of December 31, 2016 and bank deposits of RMB323,330 million as of December 31, 2015. The decrease in bank deposits in 2017 was mainly due to the increased dividends paid to shareholders, while the increase in bank deposits in 2016 was mainly because of the increased cash flow generated from operating activities.

The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2015	2016	2017
	(in millions of RMB)
Net cash generated from operating activities	235,089	253,701	245,514
Net cash used in investing activities	(142,743)	(194,523)	(106,533)
Net cash used in financing activities	(86,510)	(48,958)	(108,231)

Net increase / (decrease) in cash and cash equivalents	5,836	10,220	30,750

Net cash generated from operating activities decreased by 3.2% from RMB253,701 million in 2016 to RMB245,514 million (US$37,735 million) in 2017, which primarily reflects a decrease in accounts payable, compared to an increase in 2016, a smaller increase in deferred revenue and a smaller increase in accrued expenses and other payables, and was partially offset by an increase in our profit before taxation excluding depreciation and amortization, and a decrease in other receivables, compared to an increase in 2016.

Net cash generated from operating activities increased by 7.9% from RMB235,089 million in 2015 to RMB253,701 million in 2016, which primarily reflects an increase in our profit before taxation excluding depreciation and amortization, an increase in accounts payable, compared to a decrease in 2015, gain on the transfer of Tower Assets in 2015, compared to none in 2016 and a decrease in inventories, compared to an increase in 2015, which was partially offset by a smaller increase in deferred revenue, an increase in prepayments and other current assets, compared to a decrease in 2015 and a larger increase in other receivables.

Net cash used in investing activities decreased by 45.2% from RMB194,523 million in 2016 to RMB106,533 million (US$16,374 million) in 2017, primarily due to a decrease in bank deposits, compared to an increase in 2016, and receipt of consideration from China Tower, which was partially offset by an increase in purchase of available-for-sale financial assets, and an increase in short-term loans granted by China Mobile Finance and payment for other investments.

Net cash used in investing activities increased by 36.3% from RMB142,743 million in 2015 to RMB194,523 million in 2016, primarily due to an increase in capital expenditure, an increase in purchase of available-for-sale financial assets, an increase in bank deposits, compared to a decrease in 2015 and an increase in restricted bank deposits, compared to the decreases in 2015, which was partially offset by an increase in maturity of available-for-sale financial assets and an increase in receipt of consideration from China Tower.

Net cash used in financing activities increased by 121.1% from RMB48,958 million in 2016 to RMB108,231 million (US$16,635 million) in 2017. The larger amount of cash used in financing activities in 2017 compared to 2016 was mainly attributable to an increase in dividends paid to our shareholders.

Net cash used in financing activities decreased by 43.4% from RMB86,510 million in 2015 to RMB 48,958 million in 2016. The smaller amount of cash used in financing activities in 2016 compared to 2015 was mainly attributable to our payment of consideration for the acquisition of Target Assets and Businesses of China TieTong in 2015 and decrease in repayment of entrusted loans in 2016.

Capital Expenditures

Capital expenditures incurred in 2015, 2016 and 2017 were RMB195,577 million, RMB187,291 million and RMB177,533 million (US$27,286 million), respectively. We incurred capital expenditures principally for the construction of mobile communication networks, NB-IoT and information technology support, transmission facilities, buildings, infrastructure and power systems, business networks, support systems and others. The level of our capital expenditures decreased in 2017 principally due to our prudent planning and allocation of resources to increase capital expenditure efficiency.

We estimate that we will incur capital expenditures of approximately RMB166.1 billion (US$25.5 billion) in 2018. Capital expenditure to telecommunications services revenue ratio is expected to further go down.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2018.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

As of December 31, 2016 and 2017, our indebtedness mainly included corporate bonds of RMB4,998 million and nil as described below, respectively.

On October 28, 2002, our wholly-owned subsidiary, Guangdong Mobile, issued RMB5,000 million guaranteed bonds due 2017, with the entire net proceeds used to settle part of the deferred consideration for our acquisition of eight regional mobile companies in China from CMCC. These bonds commenced trading on the Shanghai Stock Exchange on January 22, 2003. The guaranteed bonds bear fixed interest of 4.5%, payable annually and was fully repaid on October 28, 2017.

We currently have a corporate credit rating of A1/Outlook Stable from Moody’s and A+/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. Any downgrade in our credit rating will not trigger any events of default on our outstanding bonds or loans or our existing credit facilities.

For a discussion of our interest rate risk, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Other Contractual Obligations and Commitments

As of December 31, 2017, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	233,169	233,169	—	—	—
Bills Payable	3,303	3,303	—	—	—
Accrued Expenses and Other Payables	190,866	190,866	—	—	—
Amount Due to Ultimate Holding Company	8,646	8,646	—	—	—

Total Contractual Obligations	435,984	435,984	—	—	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2017:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	197,967	58,097	88,434	45,364	6,072
Capital Commitments	43,062	37,598	5,464	—	—

Total Commercial Commitments	241,029	95,695	93,898	45,364	6,072

Apart from the commitments listed above, as of December 31, 2017, the company has a commitment to invest RMB741 million to China Mobile Fund upon its request.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Trend Information

See our discussion in each section of “— Overview of Our Operations” and “— Results of Operations” included elsewhere under this Item.

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 19, 2018.

Name	Age	Position
Mr. SHANG Bing	62	Executive Director and Chairman
Mr. LI Yue	58	Executive Director and Chief Executive Officer
Mr. SHA Yuejia	60	Executive Director and Vice President
Mr. DONG Xin	51	Executive Director, Vice President and Chief Financial Officer
Mr. Frank K.S. WONG	70	Independent Non-Executive Director
Dr. Moses M.C. CHENG	68	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	71	Independent Non-Executive Director
Mr. Stephen K.W. YIU	57	Independent Non-Executive Director

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

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August 2010. He is in charge of our operations, strategic development as well as planning and construction. Mr. Li is also the President and director of CMCC and CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s degree in telephone exchange, holds a Master’s degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. SHA Yuejia has served as our Executive Director and Vice President since March 2006. Mr. Sha is principally in charge of marketing, corporate customer business and international businesses. He is also a Vice President of CMCC, a director and vice president of CMC, a non-executive director of PhoenixTV and a non-executive director of SPD Bank. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company and Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master’s degree from the Academy of Posts and Telecommunications of the former Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Mr. DONG Xin has served as our Executive Director, Vice President and Chief Financial Officer since March 2017. Mr. Dong is principally in charge of corporate affairs, finance, internal audit, legal matters, investor relations, human resources and information technology of the Company. He is also a Vice President and General Counsel of CMCC and a Director and Vice President of CMC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, Director General of the Planning and Construction Department of CMCC, Chairman and President of China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management.

Mr. Frank K.S. WONG has served as our Independent Non-Executive Director since August 2002. Mr. Wong currently serves on the boards of PSA International Private Limited and PSA Corporation Limited, Singapore as a non-executive director. He previously served as Vice Chairman of DBS Bank in Singapore, Chairman of DBS Bank (Hong Kong) in Hong Kong and DBS Bank (China) in China and was a member of the boards of DBS Bank and DBS Group Holdings. Early on in his professional career, Mr. Wong held a series of progressively senior positions at Citibank, JP Morgan and NatWest. More recently, he was the chairman and independent non-executive director of Mapletree Greater China Commercial Trust Management Ltd, an independent non-executive director of Industrial and Commercial Bank of China Limited (China), Mapletree Investments Pte Ltd and National Healthcare Group Pte Ltd, Singapore. Mr. Wong has also served in various positions with Hong Kong’s government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998 and a member of the Financial Services Development Council of the Hong Kong SAR Government between 2013 and 2015. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses M.C. CHENG has served as our Independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves as the chairman of the Insurance Authority and chairman of the Process Review Panel for the Securities and Futures Commission. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public companies in Hong Kong. Dr. Cheng had ceased to be an independent non-executive director of ARA Asset Management Limited, a company formerly listed in Singapore. Except as disclosed above, Dr. Cheng did not hold any directorship, whether in Hong Kong or overseas, in any other public companies in the previous three years.

Mr. Paul M.Y. CHOW has served as our Independent Non-Executive Director since May 2013. Mr. Chow was the chief executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016 and a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017. Mr. Chow currently serves as an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd, and CITIC Limited.

Mr. Stephen K.W. YIU has served as our Independent Non-Executive Director since March 2017. Mr. Yiu is currently a non-executive director of the Insurance Authority, an independent non-executive director of Hong Kong Exchanges and Clearing Limited and a Council member of The Hong Kong University of Science and Technology. Mr. Yiu joined the global accounting firm KPMG in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the partner in charge of audit of KPMG from 2007 to 2010, and served as the chairman and chief executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the HKICPA. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the HKICPA and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a Master’s degree in business administration from the University of Warwick in the United Kingdom.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2017 was approximately RMB4.23 million (US$0.65 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2017 was approximately HK$1.64 million (US$0.21 million). See note 9 to our consolidated financial statements included in this annual report on Form 20-F for details of the compensation we paid to our directors on an individual basis.

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

Audit Committee

The members of our audit committee are Mr. Frank K.S. Wong, as chairman of the committee, Dr. Moses M.C. Cheng, Mr. Paul M.Y. Chow and Mr. Stephen K.W. Yiu. The audit committee’s major responsibilities include:

•	to review the financial reports, the related report of the independent registered public accounting firm and management’s responses to the reports;

•	to discuss the audit procedures with the independent registered public accounting firm as well as any issues arising out of such procedures;

•	to review the appointment of the independent registered public accounting firm, the audit and non-audit fees and any matters relating to the termination or resignation of the independent registered public accounting firm; and

•	to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our board of directors on a regular basis.

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

We have not entered into any service contract with a specific term with our directors. All directors are subject to retirement by rotation. No compensations are payable to our directors upon termination of their services with us, except certain statutory compensation.

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of March 31, 2018, our directors and senior management who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Frank K.S. Wong	150,000	0.0007%
Moses M.C. Cheng	300,000	0.0015%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2018, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company, representing approximately 72.72% of our issued and outstanding share capital. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2018, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares and the number of the holders of our ADSs.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2018, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, United Arab Emirates, Peru and Saudi Arabia and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in the United Kingdom and the United States. In addition, individual applications have been filed in 16 countries and an application as a trademark under the Protocol Relating to the Madrid Agreement has been filed in 45 countries.

In December 2017, we entered into the 2018 Trademark License Agreement to replace the 2013 Trademark License Agreement. Under the 2018 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. The term of the 2018 Trademark License Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. No license fee is payable by us to CMCC during the term of the 2013 Trademark License Agreement or the 2018 Trademark License Agreement.

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

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC can collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and, prior to April 2008, to the Ministry of Information Industry, the predecessor of the MIIT). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us. In 2017, no consideration was paid from us to CMCC or from CMCC to us under the Spectrum and Numbering Resources Agreement.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers. In 2017, no consideration was paid from us to CMCC or from CMCC to us under the Inter-Provincial Transmission Line Leasing Settlement Agreement.

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

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates. In 2017, no consideration was paid from us to CMCC or from CMCC to us under the Platform Development Agreement.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB4,000 million in 2017, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB3,300 million in 2018. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2017 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2017 under the Network Assets Leasing Agreement did not exceed RMB5,000 million. It is expected, in 2018, that the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB3,500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Transfer of Tower Assets to China Tower

On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. As of March 31, 2018, we indirectly owned a 38% equity interest in China Tower through CMC, our wholly-owned subsidiary.

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

On January 31, 2018, pursuant to the Commercial Pricing Agreement and after mutual negotiations and discussion on an arm’s-length basis, the parties agreed on the supplementary provisions to the Lease Agreement (the “Supplementary Agreement”), which mainly included amendments to the pricing of tower products stated in the Lease Agreement. The term of the Supplementary Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. The parties shall negotiate the pricing terms going forward prior to expiry.

Property Leasing and Management Services

Following the completion of our acquisition of the telecommunications assets from CMCC in July 2004, the transactions previously entered into between our subsidiaries and prior subsidiaries of CMCC which have been acquired by us no longer constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules beginning on July 1, 2004 since such prior subsidiaries of CMCC became part of us on July 1, 2004. Only those transactions between CMCC and us or its subsidiaries (which have not been acquired by us) remain as connected transactions under Chapter 14A of the Hong Kong Listing Rules. As of the date of this annual report on Form 20-F, in order to streamline the management of the connected transactions between CMCC and us, we consolidated the Property Leasing and Management Services Agreement (the “Property Leasing and Management Services Agreement”) between CMCC and us, pursuant to which we rent from CMCC various properties for use as business premises and offices, retail outlets and machining rooms and CMCC and its subsidiaries provide to us property management services. Under this agreement, for properties owned by CMCC or its subsidiaries, the charges are determined with reference to market rates. For properties leased by CMCC or its subsidiaries from third parties and sublet to us, the charges are determined according to the actual rent payable by CMCC or its subsidiaries together with any tax payable.

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement did not exceed RMB2,200 million, RMB2,800 million and RMB2,200 million in 2015, 2016 and 2017, respectively. The transactions contemplated under the Property Leasing and Management Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental and property management service charges payable by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement in 2018 are not expected to exceed RMB2,200 million.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2017 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.582 per share for the fiscal year ended December 31, 2017, representing a full-year dividend payout ratio of 48%. This, together with the interim dividend of HK$1.623 per share and a special dividend of HK$3.200 per share celebrating the 20th listing anniversary that was paid, amounted to an aggregate dividend payment of HK$6.405 per share for the full fiscal year of 2017.

In 2018, taking into consideration the our financial position, ability to generate cash flow and future development needs, we will maintain a stable dividend payout ratio for 2018 and strive to attain a stable-to-rising dividend payout ratio.

Our board of directors believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for our future development while continuing to create higher value for our shareholders.

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

As of December 31, 2017 and March 31, 2018, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2017 and March 31, 2018, there were, respectively, 439 and 431 registered holders of American depositary receipts evidencing 107,960,439 and 109,331,535 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the New York Stock Exchange for the periods indicated are as follows:

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
2013	91.45	75.05	59.53	47.74
2014	101.70	64.50	64.91	41.55
2015	116.10	87.35	75.00	56.29

2016
First Quarter	87.50	79.65	56.32	50.66
Second Quarter	91.90	83.40	58.95	53.68
Third Quarter	99.00	86.75	63.72	56.31
Fourth Quarter	97.45	80.50	63.12	51.92

2017
First Quarter	90.35	82.00	58.52	52.87
Second Quarter	86.95	82.80	55.81	52.69
Third Quarter	88.35	79.05	56.55	50.57
Fourth Quarter	80.35	75.90	51.59	48.91
October	79.45	78.05	51.03	50.13
November	80.35	78.05	51.59	50.16
December	79.25	75.90	50.54	48.91

2018
January	82.80	77.40	53.00	49.42
February	82.00	73.40	52.32	46.49
March	72.90	70.30	46.35	44.56
First Quarter	82.80	70.30	53.00	44.56
April (through April 19)	74.40	70.45	47.18	45.34

Item 10.	Additional Information.

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

Modification of Rights. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the Companies Ordinance, at any time, as well as before or during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Issue of Shares. A general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered, in the first instance, to all the holders for the time being of any class of shares in the capital of our company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the directors, and Article 9 of the Articles of Association shall apply thereto.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market-maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Under the PRC Enterprise Income Tax Law and its implementing rules, which took effect since January 1, 2008, or the PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Moreover, the PRC tax authorities have been issuing further interpretations and notices to enhance the application of the PRC income tax law.

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

Other PRC Tax Considerations

Stamp duty. Under the Provisional Regulations of the PRC Concerning Stamp Duty and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares or ADSs outside the PRC, as the PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and protected under the PRC law.

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

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares and ADSs). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively (except that the respective half-rates of 8.25% and 7.5% apply for the first HK$2 million of assessable gains for years of assessment beginning on or after April 1, 2018), and at a maximum rate of 15% on individuals. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered by the Hong Kong Inland Revenue Department to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares or ADSs realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

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

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock or of the total value of our stock;

•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

The dividend is taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar-U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is, in fact, converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “Taxation — PRC — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. Subject to certain limitations, the PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent that you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

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

We are subject to market rate risks due to fluctuations in interest rates. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2017.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2017, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our interest rate-sensitive financial instruments, which consist of fixed and variable rate short-term and long-term debt obligations, as of the dates indicated.

	Expected Maturity Date						As of December 31, 2017		As of December 31, 2016
	2018	2019	2020	2021	2022	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions, except interest rates)
Debt:
Bonds issued by Guangdong Mobile	—	—	—	—	—	—	—	—	4,998	5,045
Average interest rate	—	—	—	—	—	—	—	—	4.50%	—

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2017		As of December 31, 2016
	2018	2019	2020	2021	2022	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	1	—	—	—	—	—	1	1	1	1
Bank deposits:
in U.S. dollars	2,720	—	—	—	—	—	2,720	2,720	428	428
in Hong Kong dollars	3,637	—	—	—	—	—	3,637	3,637	2,748	2,748
Cash and cash equivalents:
in U.S. dollars	2,798	—	—	—	—	—	2,798	2,798	1,285	1,285
in Hong Kong dollars	756	—	—	—	—	—	756	756	683	683

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, USA, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2017 was nil. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2017 was US$131,844.23.

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

As of December 31, 2017, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2017, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 26, 2018 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ DONG Xin
Name:	LI Yue	Name:	DONG Xin
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2017, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2016 and 2017:

	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees(2)
	(in millions of RMB)
2016	103	—	1	9
2017	107	—	3	12

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for tax compliance and advisory services, risk assessment and compliance advisory services, performance improvement and business process optimization advisory services and other advisory services.

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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least one-third of our board of directors shall be independent non-executive directors as determined under the Hong Kong Listing Rules. We currently have four independent directors out of a total of eight directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that the chairman of a listed company in Hong Kong should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors. In 2017, our Audit Committee comprising four independent non-executive directors met once with our external auditors without any executive directors present.

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

Section 303A.10 of the New York Stock Exchange Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While we are not required, under the Hong Kong Listing Rules, to adopt such a similar code, as required under the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that is applicable to our principal executive officer(s), principal financial officer(s), principal accounting officer(s) or persons performing similar functions.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).(10)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China TieTong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(8)

4.11	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.12	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(10)

4.14	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(11)

4.15	Agreement on the Transfer of Business and Assets of China TieTong Telecommunications Corporation, dated November 27, 2015, between China Mobile TieTong Company Limited and China TieTong Telecommunications Corporation (with English translation).(11)

4.16	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.23	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation). (12)

4.24	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation). (12)

4.25	Trademark Licensing Agreement, entered in December 2017, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communication Co., Ltd. (with English translation).

4.26	Supplementary Agreement to Commercial Pricing Agreement, dated January 31, 2018, between China Mobile Communication Co., Ltd. and China Tower Corporation Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-14696), filed with the SEC on April 27, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mobile Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2013.

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

		2017	2016	2015
	Note	Million	Million	Million

Operating revenue	4

Revenue from telecommunications services		668,351	623,422	584,089
Revenue from sales of products and others		72,163	84,999	84,246

		740,514	708,421	668,335

Operating expenses

Leased lines and network assets		46,336	39,083	20,668
Interconnection		21,762	21,779	21,668
Depreciation		149,780	138,090	136,832
Employee benefit and related expenses	5	85,513	79,463	74,805
Selling expenses		61,086	57,493	59,850
Cost of products sold		73,668	87,352	89,297
Other operating expenses	6	182,243	167,073	162,293

		620,388	590,333	565,413

Profit from operations		120,126	118,088	102,922

Gain on the transfer of Tower Assets	7	—	—	15,525

Other gains	8	2,389	1,968	1,800

Interest income		15,883	16,005	15,852

Finance costs	9	(210)	(235)	(455)

Share of profit of investments accounted for using the equity method		9,949	8,636	8,090

Profit before taxation		148,137	144,462	143,734

Taxation	12(a)	(33,723)	(35,623)	(35,079)

PROFIT FOR THE YEAR		114,414	108,839	108,655

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

		2017	2016	2015
	Note	Million	Million	Million

Other comprehensive (loss)/income for the year, net of tax:

Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive loss of investments accounted for using the equity method		—	(16)	—

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		(5)	24	—
Exchange differences on translation of financial statements of overseas entities		(735)	774	603
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(1,038)	(1,043)	901

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		112,636	108,578	110,159

Profit attributable to:

Equity shareholders of the Company		114,279	108,741	108,539
Non-controlling interests		135	98	116

PROFIT FOR THE YEAR		114,414	108,839	108,655

Total comprehensive income attributable to:

Equity shareholders of the Company		112,501	108,480	110,043
Non-controlling interests		135	98	116

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		112,636	108,578	110,159

Earnings per share – Basic	13(a)	RMB5.58	RMB5.31	RMB5.30

Earnings per share – Diluted	13(b)	RMB5.58	RMB5.31	RMB5.30

The notes on pages F-15 to F-91 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

		As of December 31, 2017	As of December 31, 2016
	Note	Million	Million

Assets

Non-current assets

Property, plant and equipment	14	648,029	622,356
Construction in progress	15	78,112	89,853
Land lease prepayments and others	16	28,322	26,720
Goodwill	17	35,343	35,343
Other intangible assets		1,721	1,708
Investments accounted for using the equity method	19	132,499	124,039
Deferred tax assets	20	33,343	29,767
Available-for-sale financial assets	21	44	35
Restricted bank deposits	22	6,504	4,528

		963,917	934,349

Current assets

Inventories	23	10,222	8,832
Accounts receivable	24	24,153	19,045
Other receivables	25	31,201	25,693
Proceeds receivable for the transfer of Tower Assets	7	—	57,152
Prepayments and other current assets	25	24,552	16,801
Amount due from ultimate holding company	26	221	221
Tax recoverable		1,519	1,097
Available-for-sale financial assets	21	65,630	31,897
Restricted bank deposits	22	691	197
Bank deposits	27	279,371	335,297
Cash and cash equivalents	28	120,636	90,413

		558,196	586,645

Total assets		1,522,113	1,520,994

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of December 31, 2017	As of December 31, 2016
	Note	Million	Million

Equity and liabilities

Liabilities

Current liabilities

Interest-bearing borrowings	29	—	4,998
Accounts payable	30	233,169	250,838
Bills payable		3,303	1,206
Deferred revenue	31	85,282	84,289
Accrued expenses and other payables	32	190,866	180,950
Amount due to ultimate holding company	26	8,646	5,563
Current taxation		8,716	8,545

		529,982	536,389

Non-current liabilities

Deferred revenue – non-current	31	2,888	2,175
Deferred tax liabilities	20	362	292

		3,250	2,467

Total liabilities		533,232	538,856

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of December 31, 2017	As of December 31, 2016
	Note	Million	Million

Equity

Share capital	34(a)	402,130	402,130
Reserves		583,506	576,891

Total equity attributable to equity shareholders of the Company		985,636	979,021

Non-controlling interests		3,245	3,117

Total equity		988,881	982,138

Total equity and liabilities		1,522,113	1,520,994

The notes on pages F-15 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2015	400,737	(231,954)	72	(768)	258,942	459,887	886,916	2,067	888,983

Changes in equity for 2015:
Profit for the year	—	—	—	—	—	108,539	108,539	116	108,655
Currency translation differences	—	—	—	603	—	—	603	—	603
Share of other comprehensive income of investments accounted for using the equity method	—	901	—	—	—	—	901	—	901

Total comprehensive income for the year	—	901	—	603	—	108,539	110,043	116	110,159

Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(22,283)	(22,283)	(21)	(22,304)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(25,629)	(25,629)	—	(25,629)
Shares issued under share option scheme	1,393	(369)	—	—	—	—	1,024	—	1,024
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	20,542	(20,502)	40	—	40
Transfer between reserves upon expiry of options	—	(92)	—	—	—	92	—	—	—
Consideration for business combination under common control	—	(31,967)	—	—	—	—	(31,967)	—	(31,967)
Transfer of assets of entities under common control to the ultimate holding company	—	(808)	—	—	—	—	(808)	—	(808)
Capital injection from non-controlling interests of a subsidiary	—	—	—	—	—	—	—	870	870

As of December 31, 2015	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

The notes on pages F-15 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

Changes in equity for 2016:
Profit for the year	—	—	—	—	—	108,741	108,741	98	108,839
Change in value of available-for-sale financial assets	—	24	—	—	—	—	24	—	24
Currency translation differences	—	—	—	774	—	—	774	—	774
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,043)	—	—	—	(16)	(1,059)	—	(1,059)

Total comprehensive income for the year	—	(1,019)	—	774	—	108,725	108,480	98	108,578

Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(20,764)	(20,764)	(13)	(20,777)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(26,227)	(26,227)	—	(26,227)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	25,721	(25,525)	196	—	196

As of December 31, 2016	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138

As of January 1, 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138

Changes in equity for 2017:
Profit for the year	—	—	—	—	—	114,279	114,279	135	114,414
Change in value of available-for-sale financial assets	—	(5)	—	—	—	—	(5)	—	(5)
Currency translation differences	—	—	—	(735)	—	—	(735)	—	(735)
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,038)	—	—	—	—	(1,038)	—	(1,038)

Total comprehensive income for the year	—	(1,043)	—	(735)	—	114,279	112,501	135	112,636

Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(22,204)	(22,204)	(7)	(22,211)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(83,832)	(83,832)	—	(83,832)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	21,958	(21,808)	150	—	150

As of December 31, 2017	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881

The notes on pages F-15 to F-91 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

as of December 31

(Expressed in RMB)

		2017	2016	2015
	Note	Million	Million	Million

Operating activities

Profit before taxation		148,137	144,462	143,734
Adjustments for:
- Depreciation of property, plant and equipment		149,780	138,090	136,832
- Amortization of other intangible assets	6	515	499	274
- Amortization of land lease prepayments	16	446	443	426
- Gain on the transfer of Tower Assets	7	—	—	(15,525)
- Loss/(gain) on disposal of property, plant and equipment	6	8	(180)	(4)
- Write-off and impairment of property, plant and equipment	6	12,593	7,216	7,614
- Impairment loss of doubtful accounts	6	3,392	3,734	4,839
- Write-down of inventories	6	297	282	272
- Interest income		(15,883)	(16,005)	(15,852)
- Finance costs	9	210	235	455
- Dividend income from unlisted securities	8	—	—	(11)
- Share of profit of investments accounted for using the equity method		(9,949)	(8,636)	(8,090)
- Unrealized exchange (gain)/loss, net		(27)	115	182
- Gain on disposal of other financial assets		—	—	(14)

Operating cash flows before changes in working capital		289,519	270,255	255,132
(Increase)/decrease in inventories		(1,690)	886	(1,005)
Increase in accounts receivable		(8,367)	(4,930)	(5,830)
Decrease/(increase) in other receivables		648	(4,668)	(1,341)
(Increase)/decrease in prepayments and other current assets		(6,330)	(5,071)	276
Decrease/(increase) in amount due from ultimate holding company		—	26	(135)
Increase in deposited customer reserves	22	(3,047)	—	—
(Decrease)/increase in accounts payable		(1,246)	11,931	(6,832)
Increase in bills payable		1,695	227	12
Increase in deferred revenue		1,811	7,231	14,005
Increase in accrued expenses and other payables		9,956	17,545	18,633
Increase/(decrease) in amount due to ultimate holding company		24	10	(32)

Cash generated from operations		282,973	293,442	272,883
Tax paid
- Hong Kong profits tax paid		(135)	(236)	(232)
- PRC enterprise income tax paid		(37,324)	(39,505)	(37,562)

Net cash generated from operating activities		245,514	253,701	235,089

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

		2017	2016	2015
	Note	Million	Million	Million

Investing activities

Capital expenditure		(193,015)	(188,209)	(172,243)
Land lease prepayments and others		(590)	(1,157)	(1,450)
Acquisition of other intangible assets		(638)	(1,399)	(212)
Proceeds from disposal of property, plant and equipment		287	564	7
Decrease/(increase) in bank deposits		53,889	(11,967)	30,177
Decrease/(increase) in restricted bank deposits (excluding deposited customer reserves)	22	578	(135)	4,877
Interest received		15,204	13,862	15,655
Payment for investment accounted for using the equity method		(168)	(2,451)	(376)
Dividends received from investments accounted for using the equity method	19	847	1,944	2,842
Dividends received from unlisted securities	8	—	—	11
Purchase of available-for-sale financial assets		(106,296)	(77,320)	(24,965)
Maturity of available-for-sale financial assets		75,550	65,881	8,294
Short-term loans granted by China Mobile Finance and payment for other investments		(14,417)	(1,650)	(5,500)
Maturity of short-term loans granted by China Mobile Finance and other investments		4,650	2,500	—
Proceeds from disposal of other financial assets		—	—	140
Receipt of consideration from China Tower	7	57,585	5,000	—
Others		1	14	—

Net cash used in investing activities		(106,533)	(194,523)	(142,743)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

			2017	2016	2015
	Note		Million	Million	Million

Financing activities

Proceeds from issuance of shares under share option scheme			—	—	1,024
Capital injection from non-controlling shareholders of a subsidiary			—	—	870
Interest paid			(247)	(232)	(442)
Dividends paid to the Company’s equity shareholders	34	(b)	(106,036)	(46,991)	(47,912)
Dividends paid to non-controlling shareholders of subsidiaries			(7)	(13)	(21)
Consideration for business combination under common control			—	—	(31,880)
Proceeds from entrusted loans	35	(a)	—	—	8,592
Repayment of entrusted loans	35	(a)	—	—	(18,834)
Short-term deposits placed by ultimate holding company	35	(a)	8,611	5,552	7,274
Repayment of short-term deposits placed by ultimate holding company	35	(a)	(5,552)	(7,274)	(4,181)
Repayment of bonds	29		(5,000)	—	(1,000)

Net cash used in financing activities			(108,231)	(48,958)	(86,510)

Net increase in cash and cash equivalents			30,750	10,220	5,836

Cash and cash equivalents at beginning of year			90,413	79,842	73,812

Effect of changes in foreign exchange rate			(527)	351	194

Cash and cash equivalents at end of year	28		120,636	90,413	79,842

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB100,584,000,000 (2016: RMB103,940,000,000; 2015: RMB125,210,000,000) to equipment suppliers as of December 31, 2017 for additions of construction in progress during the year then ended.

Changes in liabilities arising from financing activities

There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits of ultimate holding company (note 26) and the repayment of bonds (note 29).

The notes on pages F-15 to F-91 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing these consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, formerly known as “China Mobile Communications Corporation”). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

(i)	Impairment of investments accounted for using the equity method, available-for-sale financial assets and receivables

Investments accounted for using the equity method, available-for-sale financial assets and receivables are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the entity;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets (Continued)

(i)	Impairment of investments accounted for using the equity method, available-for-sale financial assets and receivables (Continued)

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets (Continued)

(i)	Impairment of investments accounted for using the equity method, available-for-sale financial assets and receivables (Continued)

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and other intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:

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

The recoverable amount of an asset is the higher of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

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

(iv)	for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its fair value which is deducted from revenue and recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

(s)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(t)	Income tax

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

The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund (“MPF”) Schemes Ordinance. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Such contributions are recognized as an expense in profit or loss as incurred.

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

The functional currency of majority of the entities within the Group is RMB. The Group adopted RMB as its presentation currency in the preparation of the consolidated financial statements, which is the currency of the primary economic environment in which most of the Group’s entities operate.

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

3	CHANGES IN ACCOUNTING POLICIES

Amendments to IFRS and IAS effective for the financial year beginning on January 1, 2017 do not have a material impact on the Group.

The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year (see note 40).

4	OPERATING REVENUE

	2017	2016	2015
	Million	Million	Million

Revenue from telecommunications services
Voice services	156,918	209,949	261,896
Data services	493,350	394,937	303,425
Others	18,083	18,536	18,768

	668,351	623,422	584,089

Revenue from sales of products and others	72,163	84,999	84,246

	740,514	708,421	668,335

5	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2017	2016	2015
	Million	Million	Million

Salaries, wages, labor service expenses and other benefits	74,427	69,546	67,622
Retirement costs: contributions to defined contribution retirement plans	11,086	9,917	7,183

	85,513	79,463	74,805

6	OTHER OPERATING EXPENSES

		2017	2016	2015
	Note	Million	Million	Million

Maintenance		55,737	53,852	53,991
Impairment loss of doubtful accounts		3,392	3,734	4,839
Write-down of inventories		297	282	272
Amortization of other intangible assets		515	499	274
Operating lease charges
- land and buildings		11,453	11,628	13,447
- others	(i)	3,698	4,248	6,186
Loss/(gain) on disposal of property, plant and equipment		8	(180)	(4)
Write-off and impairment of property, plant and equipment (note 14)		12,593	7,216	7,614
Power and utilities expenses		30,518	29,461	27,134
Operation support and research and development expenses	(ii)	38,016	32,296	27,209
Auditors’ remuneration
- audit services	(iii)	107	103	97
- tax services		3	1	1
- other services		12	9	4
Others	(iv)	25,894	23,924	21,229

		182,243	167,073	162,293

Note:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)	Operation support and research and development expenses mainly include support expenses for new business operation, research and development cost for new technology evolution, amortization of testing equipment, and other related costs.
(iii)	Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America with the service fee amount of RMB22,000,000 (2016: RMB22,000,000; 2015: RMB20,000,000).
(iv)	Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.

7	PROCEEDS RECEIVABLE FOR THE TRANSFER OF TOWER ASSETS

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

On October 31, 2015, CMC completed the transfer of Tower Assets to China Tower. In return, China Tower issued equity shares to CMC and shall pay CMC the remaining cash consideration. The first payment of RMB5,000,000,000 has been made in February 2016 and the remaining balance of cash consideration was settled in December 2017.

The gain arising from the transfer of CMC’s Tower Assets, which has eliminated unrealized profits due to the Group’s interest in China Tower, is recorded as “Gain on the transfer of Tower Assets” in the consolidated statements of comprehensive income for the year ended December 31, 2015.

8	OTHER GAINS

	2017	2016	2015
	Million	Million	Million

Penalty and compensation income	1,118	764	658
Dividend income from unlisted securities	—	—	11
Others	1,271	1,204	1,131

	2,389	1,968	1,800

9	FINANCE COSTS

	2017	2016	2015
	Million	Million	Million

Interest on bonds	187	228	257
Interest on bank deposits received and entrusted loans (note 35(a))	21	7	194
Others	2	—	4

	210	235	455

10	DIRECTORS’ REMUNERATION

Directors’ remuneration during 2017 is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2017 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing	—	781	123	904
LI Yue (Chief Executive Officer)	—	781	151	932
LIU Aili*	—	592	110	702
SHA Yuejia	—	702	148	850
DONG Xin**	—	695	145	840

	—	3,551	677	4,228

Independent non-executive directors (Expressed in Hong Kong dollar)

WONG Kwong Shing, Frank	470	—	—	470
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen***	255	—	—	255

	1,640	—	—	1,640

10	DIRECTORS’ REMUNERATION (CONTINUED)

Directors’ remuneration during 2016 is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2016 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing#	—	498	122	620
LI Yue (Chief Executive Officer)	—	717	147	864
LIU Aili	—	662	141	803
XUE Taohai##	—	646	143	789
SHA Yuejia	—	662	141	803

	—	3,185	694	3,879

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui###	130	—	—	130
WONG Kwong Shing, Frank	470	—	—	470
CHENG Mo Chi, Moses	452	—	—	452
CHOW Man Yiu, Paul	405	—	—	405

	1,457	—	—	1,457

Directors’ remuneration during 2015 is as follows:

	Directors’ fees	Salaries, allowances and bonuses	Contributions relating to social insurance, housing fund and retirement scheme	2015 Total
	’000	’000	’000	’000

Executive directors (Expressed in RMB)

SHANG Bing[1]	—	107	30	137
XI Guohua[2]	—	377	113	490
LI Yue (Chief Executive Officer)	—	437	138	575
LIU Aili	—	365	133	498
XUE Taohai	—	387	135	522
HUANG Wenlin[3]	—	139	21	160
SHA Yuejia	—	365	133	498

	—	2,177	703	2,880

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui	325	—	—	325
WONG Kwong Shing, Frank	470	—	—	470
CHENG Mo Chi, Moses	440	—	—	440
CHOW Man Yiu, Paul	330	—	—	330

	1,565	—	—	1,565

10	DIRECTORS’ REMUNERATION (CONTINUED)

*	Mr. LIU Aili resigned from the position as executive director of the Company with effect from September 29, 2017.

**	Mr. DONG Xin was appointed as an executive director of the Company with effect from March 23, 2017.

***	Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company with effect from March 23, 2017.

#

The unpaid portion of executive directors’ performance related bonuses for 2015 was included in executive directors’ salaries, allowances and bonuses in 2016. Mr. SHANG Bing has been serving the Company since September 2015.

##	Mr. XUE Taohai resigned from the position as executive director of the Company with effect from March 23, 2017.

###	Mr. LO Ka Shui resigned from the position as independent non-executive director of the Company with effect from May 26, 2016.

[1]	Mr. SHANG Bing was appointed as an executive director and chairman of the Company with effect from September 10, 2015.

[2]	Mr. XI Guohua resigned from the position as executive director and chairman of the Company with effect from August 24, 2015.

[3]	Madam HUANG Wenlin resigned from the position as executive director of the Company with effect from March 19, 2015.

In 2015, 2016 and 2017, executive directors of the Company voluntarily waived their directors’ fees.

The unpaid portion of executive directors’ performance related bonuses for 2017 will be determined based on the evaluation conducted in 2018, and the additional bonuses related to their term of service will be determined based on the evaluation conducted upon the completion of three-year evaluation period.

11	INDIVIDUALS WITH HIGHEST EMOLUMENTS

The emoluments payable to the five individuals with highest emoluments during 2015, 2016 and 2017 are as follows:

	2017	2016	2015
	’000	’000	’000

Salaries, allowances and benefits in kind	5,259	5,602	8,135
Performance related bonuses	4,014	2,029	1,814
Retirement scheme contributions	158	157	148

	9,431	7,788	10,097

The emoluments fell within the following bands:

	2017	2016	2015
	Number of individuals	Number of individuals	Number of individuals

Emolument bands
1,500,001 - 2,000,000	3	5	4
2,000,001 - 2,500,000	2	—	1

12	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

			2017	2016	2015
	Note		Million	Million	Million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i	)	260	193	164
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii	)	36,945	39,709	39,588

			37,205	39,902	39,752

Deferred tax

Origination and reversal of temporary differences (note 20)	(iii	)	(3,482)	(4,279)	(4,673)

			33,723	35,623	35,079

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2016: 16.5%; 2015: 16.5%) of the estimated assessable profits for the year ended December 31, 2017.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2016: 25%; 2015: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2017. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2016: 15%; 2015: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On April 22, 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

12	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2017	2016	2015
	Million	Million	Million

Profit before taxation	148,137	144,462	143,734

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	37,034	36,116	35,934
Tax effect of non-taxable items
- Share of profit of investments accounted for using the equity method	(2,487)	(2,159)	(2,023)
- Interest income	(41)	(22)	(31)
Tax effect of non-deductible expenses on the PRC operations	772	798	986
Tax effect of non-deductible expenses on Hong Kong operations	70	76	68
Rate differential of certain PRC operations (note 12(a)(ii))	(2,317)	(1,580)	(1,576)
Rate differential on Hong Kong operations (note 12(a)(i))	(182)	(133)	(122)
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	154	1,562	98
Tax effect of deductible tax loss for which no deferred tax asset was recognized	818	1,349	356
Tax effect on the eliminated unrealized profits related to the transfer of Tower Assets	—	—	1,547
Others	(98)	(384)	(158)

Taxation	33,723	35,623	35,079

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

12	TAXATION (CONTINUED)

(c)	The tax credited/(charged) relating to components of other comprehensive income is as follows:

	2017			2016			2015
	Before tax	Tax credited	After tax	Before tax	Tax charged	After tax	Before tax	Tax charged	After tax
	Million	Million	Million	Million	Million	Million	Million	Million	Million

Change in value of available-for-sale financial assets	(7)	2	(5)	32	(8)	24	—	—	—
Currency translation differences	(735)	—	(735)	774	—	774	603	—	603
Share of other comprehensive (loss)/income of investments accounted for using the equity method	(1,038)	—	(1,038)	(1,059)	—	(1,059)	901	—	901

Other comprehensive (loss)/income	(1,780)	2	(1,778)	(253)	(8)	(261)	1,504	—	1,504

Current tax		—			—			—
Deferred tax		2			(8)			—

		2			(8)			—

13	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB114,279,000,000 (2016: RMB108,741,000,000; 2015: RMB108,539,000,000) and the weighted average number of 20,475,482,897 shares (2016: 20,475,482,897 shares; 2015: 20,473,119,088 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2017	2016	2015
	Number of shares	Number of shares	Number of shares

Issued shares as of January 1	20,475,482,897	20,475,482,897	20,438,426,514
Effect of share options exercised	—	—	34,692,574

Weighted average number of shares in issue during the year	20,475,482,897	20,475,482,897	20,473,119,088

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB114,279,000,000 (2016: RMB108,741,000,000; 2015: RMB108,539,000,000) and the weighted average number of 20,475,482,897 shares (2016: 20,475,482,897 shares; 2015: 20,479,705,763 shares), calculated as follows:

Weighted average number of shares (diluted)

	2017	2016	2015
	Number of shares	Number of shares	Number of shares

Weighted average number of shares in issue during the year	20,475,482,897	20,475,482,897	20,473,119,088
Dilutive equivalent shares arising from share options	—	—	6,586,675

Weighted average number of shares (diluted) during the year	20,475,482,897	20,475,482,897	20,479,705,763

In 2016 and 2017, there was no dilutive potential ordinary shares of the Company outstanding (note 33). Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

14	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2016	129,460	1,174,803	22,784	1,327,047
Transferred from construction in progress	8,476	172,502	2,267	183,245
Other additions	214	2,367	287	2,868
Disposals	(1,048)	(5,017)	(138)	(6,203)
Assets written-off	(308)	(58,650)	(2,210)	(61,168)
Exchange differences	129	262	1	392

As of December 31, 2016	136,923	1,286,267	22,991	1,446,181

As of January 1, 2017	136,923	1,286,267	22,991	1,446,181

Transferred from construction in progress	10,577	174,250	833	185,660
Other additions	820	962	1,193	2,975
Disposals	(72)	(181)	(109)	(362)
Assets written-off	(331)	(38,971)	(1,117)	(40,419)
Exchange differences	(141)	(359)	(4)	(504)

As of December 31, 2017	147,776	1,421,968	23,787	1,593,531

Accumulated depreciation and impairment:

As of January 1, 2016	36,825	689,564	15,027	741,416
Charge for the year	5,310	129,915	2,945	138,170
Written back on disposals	(446)	(2,336)	(68)	(2,850)
Assets written-off and impairment loss	(203)	(51,108)	(1,805)	(53,116)
Exchange differences	16	186	3	205

As of December 31, 2016	41,502	766,221	16,102	823,825

As of January 1, 2017	41,502	766,221	16,102	823,825
Charge for the year	5,695	143,026	1,227	149,948
Written back on disposals	(58)	(45)	(105)	(208)
Assets written-off and impairment loss	(299)	(26,465)	(1,068)	(27,832)
Exchange differences	(20)	(208)	(3)	(231)

As of December 31, 2017	46,820	882,529	16,153	945,502

Net book value:
As of December 31, 2017	100,956	539,439	7,634	648,029

As of December 31, 2016	95,421	520,046	6,889	622,356

14	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE (“VoLTE”) business services this year, the usage and utilization of the Group’s 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster and the management anticipates more pressure on the profitability of 2G wireless and related assets (“2G Network Assets”). Therefore, management performed impairment test on the 2G Network Assets as of December 31, 2017. For the impairment testing purpose, the recoverable amounts (note 2(i)(ii)) of 2G Network Assets was determined based on value-in-use (“VIU”) calculations, i.e. the present value of estimated future net cash flows expected to arise from the continuing use of the 2G Network Assets. After considering the historical results, the prevailing market trends and the expected remaining useful lives of 2G Network Assets, the Group has made key assumptions and estimates on the period covered by the cash flow forecast and the estimated future revenue of 2G Network Assets to estimate the present value of future net cash flows applying the pre-tax discount rate of 11%. Based on the impairment test results, the Group recognized an impairment loss of RMB10,450,000,000 for the year ended December 31, 2017 (2016: nil; 2015: nil).

15	CONSTRUCTION IN PROGRESS

	2017	2016
	Million	Million

As of January 1	89,853	88,012
Additions	173,919	185,086
Transferred to property, plant and equipment	(185,660)	(183,245)

As of December 31	78,112	89,853

As of December 31, 2017, construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

16	LAND LEASE PREPAYMENTS AND OTHERS

For the year ended December 31, 2017, the amortization of land lease prepayments expensed in the profit or loss amounted to approximately RMB446,000,000 (2016: approximately RMB443,000,000; 2015: approximately RMB426,000,000).

17	GOODWILL

	2017	2016
	Million	Million

Cost and carrying amount:

As of January 1 and December 31	35,343	35,343

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

As of December 31, 2017, the goodwill of RMB35,300,000,000 is attributable to the cash-generating unit in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2022 with subsequent transition to perpetuity. For the five years ending December 31, 2022, the average growth rate is assumed 1.5% while for the years beyond December 31, 2022, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

18	SUBSIDIARIES

The following list contains only the particulars of subsidiaries as of December 31, 2017, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	British Virgin Islands(“BVI”)	HK$1	100%	—	Investment holding company

CMC**	Mainland China	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	Mainland China	RMB5,594,840,700	—	100%	Telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	Mainland China	RMB2,117,790,000	—	100%	Telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	Mainland China	RMB2,800,000,000	—	100%	Telecommunications operator

China Mobile Group Fujian Co., Ltd.	Mainland China	RMB5,247,480,000	—	100%	Telecommunications operator

China Mobile Group Henan Co., Ltd.	Mainland China	RMB4,367,733,641	—	100%	Telecommunications operator

China Mobile Group Hainan Co., Ltd.	Mainland China	RMB643,000,000	—	100%	Telecommunications operator

China Mobile Group Beijing Co., Ltd.	Mainland China	RMB6,124,696,053	—	100%	Telecommunications operator

China Mobile Group Shanghai Co., Ltd.	Mainland China	RMB6,038,667,706	—	100%	Telecommunications operator

China Mobile Group Tianjin Co., Ltd.	Mainland China	RMB2,151,035,483	—	100%	Telecommunications operator

China Mobile Group Hebei Co., Ltd.	Mainland China	RMB4,314,668,600	—	100%	Telecommunications operator

China Mobile Group Liaoning Co., Ltd.	Mainland China	RMB5,140,126,680	—	100%	Telecommunications operator

China Mobile Group Shandong Co., Ltd.	Mainland China	RMB6,341,851,146	—	100%	Telecommunications operator

China Mobile Group Guangxi Co., Ltd.	Mainland China	RMB2,340,750,100	—	100%	Telecommunications operator

China Mobile Group Anhui Co., Ltd.	Mainland China	RMB4,099,495,494	—	100%	Telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	Mainland China	RMB2,932,824,234	—	100%	Telecommunications operator

China Mobile Group Chongqing Co., Ltd.	Mainland China	RMB3,029,645,401	—	100%	Telecommunications operator

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Sichuan Co., Ltd.	Mainland China	RMB7,483,625,572	—	100%	Telecommunications operator

China Mobile Group Hubei Co., Ltd.	Mainland China	RMB3,961,279,556	—	100%	Telecommunications operator

China Mobile Group Hunan Co., Ltd.	Mainland China	RMB4,015,668,593	—	100%	Telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	Mainland China	RMB3,171,267,431	—	100%	Telecommunications operator

China Mobile Group Shanxi Co., Ltd.	Mainland China	RMB2,773,448,313	—	100%	Telecommunications operator

China Mobile Group Neimenggu Co., Ltd.	Mainland China	RMB2,862,621,870	—	100%	Telecommunications operator

China Mobile Group Jilin Co., Ltd.	Mainland China	RMB3,277,579,314	—	100%	Telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	Mainland China	RMB4,500,508,035	—	100%	Telecommunications operator

China Mobile Group Guizhou Co., Ltd.	Mainland China	RMB2,541,981,749	—	100%	Telecommunications operator

China Mobile Group Yunnan Co., Ltd.	Mainland China	RMB4,137,130,733	—	100%	Telecommunications operator

China Mobile Group Xizang Co., Ltd.	Mainland China	RMB848,643,686	—	100%	Telecommunications operator

China Mobile Group Gansu Co., Ltd.	Mainland China	RMB1,702,599,589	—	100%	Telecommunications operator

China Mobile Group Qinghai Co., Ltd.	Mainland China	RMB902,564,911	—	100%	Telecommunications operator

China Mobile Group Ningxia Co., Ltd.	Mainland China	RMB740,447,232	—	100%	Telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	Mainland China	RMB2,581,599,600	—	100%	Telecommunications operator

China Mobile Group Design Institute Co., Ltd.	Mainland China	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment and	of issued and	Held by the	Held by a
Name of company*	operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Holding Company Limited**	Mainland China	US$30,000,000	100%	—	Investment holding company

China Mobile (Shenzhen) Limited**	Mainland China	US$7,633,000	—	100%	Provision of roaming clearance services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited**#	Mainland China	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited**#	Mainland China	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited**#	Mainland China	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited***	Mainland China	US$3,800,000	—	51%	Network construction and maintenance, network planning and optimizing, training and communication services

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	—	100%	Provision of telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	HK$16,495,670,000	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$6,400,000,000	—	100%	Provision of voice and roaming clearance services, Internet services and value-added services

China Mobile Group Device Co., Ltd.	Mainland China	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and sale of related products

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment and	of issued and	Held by the	Held by a
Name of company*	operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	Mainland China	RMB11,627,783,669	—	92%	Provision of non-banking financial services

China Mobile IoT Company Limited	Mainland China	RMB1,000,000,000	—	100%	Provision of network services

China Mobile (Suzhou) Software Technology Co., Ltd.	Mainland China	RMB980,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile (Hangzhou) Information Technology Co., Ltd.	Mainland China	RMB1,150,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile Online Services Co., Ltd.	Mainland China	RMB50,000,000	—	100%	Provision of call center services

MIGU Company Limited	Mainland China	RMB7,000,000,000	—	100%	Provision of Mobile Internet digital content services

CM TieTong	Mainland China	RMB31,880,000,000	—	100%	Provision of telecommunications services

China Mobile Internet Company Limited	Mainland China	RMB2,000,000,000	—	100%	Provision of value added telecommunications services

China Mobile Investment Holdings Company Limited	Mainland China	RMB330,000,000	—	100%	Investment holding company

China Mobile Quantong System Integration Co., Ltd.	Mainland China	RMB550,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services

*	The nature of all the legal entities established in the Mainland China is limited liability company.

**	Companies registered as wholly owned foreign enterprises in the Mainland China.

***	Company registered as a sino-foreign equity joint venture in the Mainland China.

#	Effective interest held by the Group is 66.41%.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Associates	131,636	123,255
Joint ventures	863	784

	132,499	124,039

Details of major associates are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal Activity

Unlisted company

China Tower	PRC	38%	Construction, maintenance and operation of telecommunications towers

Listed company

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) (Note)	PRC	18%	Provision of banking services

IFLYTEK Co., Ltd. (“IFLYTEK”)	PRC	13%	Provision of Chinese speech and language technology products and services

True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

Note:

The Group’s shareholding percentage in SPD Bank has been diluted from 18.98% to 18.18% as a result from SPD Bank’s issuance of new ordinary shares to other companies in 2017. Up to the release day of these financial statements, SPD Bank has not yet announced its audited annual results for the year ended December 31, 2017, therefore, the Group has recognized its share of SPD Bank’s comprehensive income for the year 2017 based on the financial information which was already released by SPD Bank and publicly disclosed, with some information such as total liabilities and total equity not provided.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates:

	SPD Bank
	As of December 31
	2017	2016
	Million	Million
Total assets	6,135,061	5,857,263
Total liabilities	—	5,484,329
Total equity	—	372,934

Total equity attributable to ordinary equity shareholders	395,466	338,027
Percentage of ownership of the Group	18%	19%

Total equity attributable to the Group	71,896	64,158
The impact of fair value adjustments at the time of acquisition and goodwill	6,663	7,780

Interest in associates	78,559	71,938

	IFLYTEK		True Corporation		China Tower
	As of December 31		As of December 31		As of December 31
	2017	2016	2017	2016	2017	2016
	Million	Million	Million	Million	Million	Million
Total current assets	7,329	5,533	23,566	23,135	30,517	39,565
Total non-current assets	6,151	4,881	69,511	61,532	292,125	272,103
Total current liabilities	4,428	2,521	39,589	30,333	150,438	171,568
Total non-current liabilities	1,042	674	26,643	29,492	44,710	14,548
Total equity	8,010	7,219	26,845	24,842	127,494	125,552

Total equity attributable to equity shareholders	7,759	7,061	26,711	24,714	127,494	125,552
Percentage of ownership of the Group	13%	14%	18%	18%	38%	38%

Total equity attributable to the Group	1,047	962	4,808	4,449	48,448	47,710
The impact of fair value adjustments at the time of acquisition and goodwill	805	814	2,664	2,847	—	—
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	—	—	—	—	(4,856)	(5,474)

Interest in associates	1,852	1,776	7,472	7,296	43,592	42,236

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates (Continued):

	SPD Bank			IFLYTEK
	2017	2016	2015	2017	2016	2015
	Million	Million	Million	Million	Million	Million
Revenue	168,619	160,792	146,550	5,458	3,320	2,501
Profit before taxation	69,785	69,975	66,877	584	561	465
Profit attributable to ordinary equity shareholders for the year	52,515	51,374	49,704	428	484	425
Other comprehensive (loss)/income	(5,568)	(5,480)	4,458	—	—	—
Total comprehensive income	46,947	45,894	54,162	428	484	425
Dividends received from associates	821	1,921	2,824	18	18	18

	True Corporation			China Tower
	2017	2016	2015	2017	2016	2015
	Million	Million	Million	Million	Million	Million
Revenue	28,262	23,520	21,416	68,665	54,474	10,325
Profit/(loss) before taxation	726	(437)	839	2,685	(776)	(3,864)
Profit/(loss) for the year	465	(531)	795	1,943	(575)	(2,944)
Other comprehensive income/(loss)	32	(87)	—	—	—	—
Total comprehensive income/(loss)	497	(618)	795	1,943	(575)	(2,944)
Dividends received from associates	—	5	—	—	—	—

(ii)	The fair values of the interests in SPD Bank, IFLYTEK and True Corporation are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2017		As of December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	78,559	67,166	71,938	66,522
IFLYTEK	1,852	10,598	1,776	4,854
True Corporation	7,472	7,450	7,296	8,297

Interest in listed associates	87,883	85,214	81,010	79,673

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(iii)	The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As of December 31, 2017, the fair value of investment in SPD Bank was RMB67,166,000,000 (2016: RMB66,522,000,000), below its carrying amount by approximately 14.5% (2016: approximately 7.5%). Management performed impairment test accordingly considering such impairment indicator. The recoverable amount of the interest in SPD Bank is determined by VIU. The calculation used pre-tax cash flow projections for the five years ending December 31, 2022 with subsequent extrapolation to perpetuity. The discount rate used was based on a cost of capital used to evaluate investments in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on management’s assessment results, there was no impairment as of December 31, 2017. Reasonably possible changes in key assumptions will not lead to the impairment loss.

As of December 31, 2017, the fair value of investment in True Corporation was RMB7,450,000,000 (2016: RMB8,297,000,000), below its carrying amount by approximately 0.3% (2016: exceeding by approximately 13.7%). Since the decline in the fair value of interest in True Corporation is not significant or prolonged, there was no objective evidence of impairment as of December 31, 2017.

The management has determined that there was no impairment indicator of the Group’s interests in other associates as of December 31, 2016 and 2017.

Details of major joint venture are as follows:

In 2015, CMC together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500,000,000 in cash, which represents 50% equity interest in the Fund. As of December 31, 2017, CMC has contributed RMB759,000,000 (2016: RMB721,000,000) to the Fund and has a commitment to invest RMB741,000,000 (2016: RMB779,000,000) to the Fund upon the request by the Fund. There are no contingent liabilities relating to the Group’s interest in the joint venture.

20	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of December 31, 2017	As of December 31, 2016
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	8,236	6,607
- Deferred tax asset to be recovered within 12 months	25,107	23,160

	33,343	29,767

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(258)	(248)
- Deferred tax liabilities to be settled within 12 months	(104)	(44)

	(362)	(292)

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2017

	As of January 1, 2017	(Charged)/ credited to profit or loss	Credited to other comprehensive income	Exchange differences	As of December 31, 2017
	Million	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	175	(55)	—	—	120
Write-off and impairment of certain network equipment and related assets	4,538	2,544	—	—	7,082
Accrued operating expenses	17,969	965	—	—	18,934
Deferred revenue from Reward Program	5,796	147	—	—	5,943
Impairment loss for doubtful accounts	1,297	(27)	—	—	1,270
Change in value of available-for-sale financial assets	(8)	—	2	—	(6)

	29,767	3,574	2	—	33,343

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(292)	(92)	—	22	(362)

Total	29,475	3,482	2	22	32,981

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2016

	As of January 1, 2016	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2016
	Million	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	217	(42)	—	—	175
Write-off and impairment of certain network equipment and related assets	4,152	386	—	—	4,538
Accrued operating expenses	14,125	3,844	—	—	17,969
Deferred revenue from Reward Program	5,350	446	—	—	5,796
Impairment loss for doubtful accounts	1,579	(282)	—	—	1,297
Change in value of available-for-sale financial assets	—	—	(8)	—	(8)

	25,423	4,352	(8)	—	29,767

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(203)	(73)	—	(16)	(292)

Total	25,220	4,279	(8)	(16)	29,475

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB1,716,000,000 (2016: RMB1,562,000,000) and RMB2,079,000,000 (2016: RMB1,349,000,000) in respect of deductible temporary differences and tax losses amounting to RMB6,885,000,000 (2016: RMB6,249,000,000) and RMB8,713,000,000 (2016: RMB5,504,000,000) respectively that can be carried forward against future taxable income as of December 31, 2017. The deductible tax losses are allowed to be carried forward in next five years against the future taxable profits.

21	AVAILABLE-FOR-SALE FINANCIAL ASSETS

		As of December 31, 2017	As of December 31, 2016
	Note	Million	Million

Equity investments	(i)	44	35
Wealth management products issued by banks	(ii)	65,630	31,897

		65,674	31,932

Less: current portion		(65,630)	(31,897)

Non-current portion		44	35

Note:

(i)	The equity investments represent the Group’s investments in other companies at fair values (level 1: quoted price (unadjusted) in active markets; or level 3: inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)) through other comprehensive income as of December 31, 2017.

(ii)	The wealth management products issued by banks will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2017, the carrying amount approximated the fair value (level 3 of fair value hierarchy). The fair values are based on cash flow discounted assuming the expected return will be obtained upon maturity.

22	RESTRICTED BANK DEPOSITS

	As of December 31, 2017			As of December 31, 2016
	Non-current assets	Current assets	Total	Non-current assets	Current assets	Total
	Million	Million	Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves (Note)	3,453	—	3,453	4,527	—	4,527
- Deposited customer reserves (Note)	3,047	—	3,047	—	—	—
- Pledged bank deposits	4	691	695	1	197	198

	6,504	691	7,195	4,528	197	4,725

Note:	The statutory deposit reserves and the deposited customer reserves are deposited by China Mobile Finance and China Mobile E-Commerce Co., Ltd., a wholly-owned subsidiary of the Company, respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

23	INVENTORIES

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

SIM cards, handsets and other terminals	8,357	7,696
Other consumables	1,865	1,136

	10,222	8,832

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Within 30 days	13,711	10,974
31 - 60 days	3,002	2,726
61 - 90 days	1,798	1,540
Over 90 days	5,642	3,805

	24,153	19,045

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

The following table summarizes the changes in impairment loss of doubtful accounts:

	2017	2016
	Million	Million

As of January 1	5,762	6,549
Impairment loss recognized	3,415	3,797
Accounts receivable written off	(3,509)	(4,584)

As of December 31	5,668	5,762

(c)	Past due but not impaired

The aging analysis of the accounts receivable that are past due but not impaired is as follows:

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Past due within 1 month	848	577

As of December 31, 2017, accounts receivable of RMB848,000,000 (2016: RMB577,000,000) were past due but not impaired. Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Remaining receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default. The Group does not hold any collateral over these balances.

25	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables comprise certain items which are expected to be recovered within one year, primarily including interest receivable from banks, utilities deposits and rental deposits, and short-term loans of RMB13,650,000,000 (2016: RMB4,650,000,000) granted to other companies through China Mobile Finance at the interest rate agreed by each party with reference to the market interest rate.

Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments and input VAT to be deducted.

As of December 31, 2016 and 2017, there were no significant overdue amounts for other receivables.

26	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2017, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries (“CMCC Group”) in China Mobile Finance amounting to RMB8,611,000,000 (2016: RMB5,552,000,000) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

27	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

28	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Bank deposits with original maturity within three months	5,907	15,115
Cash at banks and in hand	114,729	75,298

	120,636	90,413

29	INTEREST-BEARING BORROWINGS

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Bonds	—	4,998

As of December 31, 2016, the bonds represented the balance of fifteen-year guaranteed bonds issued by Guangdong Mobile, a wholly-owned subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds were unsecured and bear interest at the rate of 4.5% per annum which was payable annually. The bonds was repaid on October 28, 2017.

30	ACCOUNTS PAYABLE

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Payable in the periods below:

Within 1 month or on demand	201,429	215,775
After 1 month but within 3 months	13,086	14,677
After 3 months but within 6 months	7,660	8,231
After 6 months but within 9 months	2,761	4,342
After 9 months but within 12 months	8,233	7,813

	233,169	250,838

All of the accounts payable are expected to be settled within one year or are repayable on demand.

31	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2017	2016
	Million	Million
As of January 1
- Current portion	84,289	78,100
- Non-current portion	2,175	1,291
Additions during the year	352,011	359,626
Recognized in the consolidated statements of comprehensive income	(350,305)	(352,553)

As of December 31	88,170	86,464
Less: Current portion	(85,282)	(84,289)

Non-current portion	2,888	2,175

32	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2017	December 31, 2016
	Million	Million

Receipts-in-advance	73,583	75,819
Other payables	26,643	24,523
Accrued salaries, wages, labor service expenses and other benefits	6,535	6,241
Accrued expenses	84,105	74,367

	190,866	180,950

33	EQUITY SETTLED SHARE-BASED TRANSACTIONS

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

No options were outstanding as of December 31, 2016 and 2017.

No share options were granted to the directors of the company or other employees of the Group or lapsed during 2016 and 2017.

34	CAPITAL, RESERVES AND DIVIDENDS

(a)	Share capital

Ordinary shares, issued and fully paid:

			Equivalent
	Number	HK$	RMB
	of shares	Million	Million
As of January 1 and December 31, 2016 and 2017	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(b)	Dividends

(i)	Dividends attributable to the year:

	2017 Million	2016 Million	2015 Million
Ordinary interim dividend declared and paid of HK$1.623 (equivalent to approximately RMB1.409) (2016: HK$1.489 (equivalent to approximately RMB1.273); 2015: HK$1.525 (equivalent to approximately RMB1.203)) per share	28,211	26,227	25,629

Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share	55,621	—	—

Ordinary final dividend proposed after the balance sheet date of HK$1.582 (equivalent to approximately RMB1.322) (2016: HK$1.243 (equivalent to approximately RMB1.112); 2015: HK$1.196 (equivalent to approximately RMB1.002)) per share	27,077	22,766	20,516

	110,909	48,993	46,145

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.83591, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 29, 2017 (December 31, 2016: HK$1 = RMB0.89451; December 31, 2015: HK$1 = RMB0.83778). As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2017.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends (Continued)

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2017	2016	2015
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.243 (equivalent to approximately RMB1.112) (2016: HK$1.196 (equivalent to approximately RMB1.002); 2015: HK$1.380 (equivalent to approximately RMB1.089)) per share	22,204	20,764	22,283

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve mainly comprises the following:

–	RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

–	Share of other comprehensive income/(loss) of investments accounted for using the equity method;

–	The changes in fair value of available-for-sale financial assets through other comprehensive income, net of tax, until the financial assets are derecognised; and

–	The difference between the consideration and the aggregate carrying amounts of Target Assets and Businesses acquired from the controlling party under business combinations under common control (see note 2(b)).

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of reserves (Continued)

(ii)	PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant Mainland subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly.

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

As of December 31, 2017, the Group’s total debt-to-book capitalization ratio was nil (2016: 0.5%).

Except China Mobile Finance, the Company and its subsidiaries are not subject to externally imposed capital requirements.

35	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC Group, for the years ended December 31, 2015, 2016 and 2017.

		2017	2016	2015
	Note	Million	Million	Million

Telecommunications services revenue	(i)	47	159	474
Property leasing and management services revenue	(ii)	188	197	191
Property leasing and management services charges	(ii)	999	976	956
Network assets leasing charges	(iii)	2,494	2,738	4,376
Network capacity leasing charges	(iii)	1,047	2,696	4,757
Entrusted loans received	(iv)	—	—	8,592
Entrusted loans repaid	(iv)	—	—	18,834
Short-term bank deposits received	(iv)	8,611	5,552	7,274
Short-term bank deposits repaid	(iv)	5,552	7,274	4,181
Interest expenses	(iv)	21	7	194

Note:

(i)	The amounts represent telecommunications services settlement received/receivable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.
(ii)	The amount represents the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses.
(iii)	The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group. On December 29, 2008, the Company entered into a network capacity leasing agreement with CMCC Group for the provision of TD-SCDMA related services. Based on the lease classification assessments, the Group does not substantially bear the risks and reward incidental to the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.
(iv)	The amounts represent the entrusted loans/bank deposits received from or repaid to CMCC and interest expenses paid/payable to CMCC in respect of the entrusted loans/bank deposits.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As of December 31, 2017	As of December 31, 2016
	Million	Million

Accounts receivable	301	354
Other receivables	116	105
Accounts payable	4,580	4,251
Accrued expenses and other payables	131	88

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates and joint venture of the Group and of CMCC Group

The Group has entered into transactions with associates and joint venture of the Group or CMCC Group. The major transactions entered into by the Group and these companies and amounts due from/to these companies are as follows:

		As of December 31, 2017	As of December 31, 2016
	Note	Million	Million

Accounts receivable	(i)	313	29
Interest receivable	(ii)	997	2,134
Other receivables	(iii)	12,565	9,862
Proceeds receivable for the transfer of Tower Assets (note 7)		—	57,152
Prepayments and other current assets		51	17
Available-for-sale financial assets	(iii)	31,778	17,222
Bank deposits	(iii)	62,969	37,631
Accounts payable	(iv)	4,479	4,076
Accrued expenses and other payables	(iv)	5,429	4,185

		2017	2016	2015
	Note	Million	Million	Million

Telecommunications services revenue	(i)	828	637	767
Telecommunications services charges	(v)	—	422	774
Property leasing and management services revenue	(vi)	99	1	6
Gain on the transfer of Tower Assets	(iv)	—	—	15,525
Charges for use of tower assets	(iv)	36,335	28,144	5,563
Interest income	(ii)	4,807	4,140	1,699
Dividend income		847	1,944	2,842

Note:

(i)	The amounts represent the telecommunications services revenue received/receivable from the Group’s associates.
(ii)	The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, short-term loans granted by China Mobile Finance to SPD Bank and China Tower, and the proceeds receivable for the transfer of Tower Assets. The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates and joint venture of the Group and of CMCC Group (Continued)

Note (Continued):

(iii)	Other receivables primarily represent the short-term loans granted by China Mobile Finance to SPD Bank and China Tower, and withholding power and utilities expenses and lease charges due from China Tower, etc.. The loans will mature by or before December 2018. Available-for-sale financial assets represent the wealth management products purchased from SPD Bank and bank deposits represent the deposits placed with SPD Bank.
(iv)	The amounts represent the gain arising from the transfer of Tower Assets on October 31, 2015 (note 7) and the charges paid/payable to China Tower for the use of telecommunications towers and related assets (“Leased Tower”). On July 8, 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of Leased Tower, and entered into an agreement (the “Lease Agreement”). Accordingly, the respective provincial companies of CMC and China Tower entered into provincial company service agreements for the leasing of individual Leased Tower based on their actual service requirements. Pursuant to the management’s assessment, the 5 years lease terms of the Lease Agreement does not account for the major part of the economic lives of the Leased Tower and the present value of the minimum lease payments is not considered substantial comparing to the fair value of the corresponding Leased Tower. At the end of the lease term, there is no purchase option granted to the Group to purchase the Leased Tower. The Group also does not bear any gains or losses in the fluctuation in the fair value of the Leased Tower at the end of the lease terms. As a result, the Group does not substantially bear the risks and reward incidental to the ownership of the Leased Tower, and hence the Group accounts for the Leased Tower leasing as operating leases. On January 31, 2018, CMC and China Tower unanimously agreed on supplementary provisions to the Lease Agreement (“Supplementary Agreement”). The Supplementary Agreement mainly included: the adjustments to the pricing of tower products, the term of the agreement shall be 5 years, effective from January 1, 2018 and expiring on December 31, 2022. The Supplementary Agreement will not affect the Group’s judgement on operating lease aforementioned.
(v)	The amount represents the telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group until July 2016.
(vi)	The amount represents the property leasing revenue received/receivable from SPD Bank and China Tower.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 26 and 35(a)), and associates and joint venture (note 35(c)) and the transaction to increase contribution to the Fund (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

–	rendering and receiving telecommunications services, including interconnection revenue/charges

–	purchasing of goods, including use of public utilities

–	placing of bank deposits

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

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

The Group’s credit risk is primarily attributable to the financial assets in the consolidated balance sheets, which mainly include deposits with banks, wealth management products issued by banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

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

The accounts receivable of the Group is primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

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

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2017
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand
	Million	Million	Million

Accounts payable	233,169	233,169	233,169
Bills payable	3,303	3,303	3,303
Accrued expenses and other payables	190,866	190,866	190,866
Amount due to ultimate holding company	8,646	8,646	8,646

	435,984	435,984	435,984

	As of December 31, 2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand
	Million	Million	Million

Accounts payable	250,838	250,838	250,838
Bills payable	1,206	1,206	1,206
Accrued expenses and other payables	180,950	180,950	180,950
Amount due to ultimate holding company	5,563	5,563	5,563
Interest-bearing borrowings	4,998	5,185	5,185

	443,555	443,742	443,742

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As of December 31, 2017, the Group did not have any interest-bearing borrowings at variable rates, but had RMB8,611,000,000 of short-term bank deposits placed by CMCC (2016: RMB5,552,000,000 and RMB5,000,000,000 of bonds (note 29)), which was at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2017, total cash and bank balances of the Group amounted to RMB407,202,000,000 (2016: RMB430,435,000,000), and interest-bearing receivables amounted to RMB13,650,000,000 (2016: RMB62,235,000,000). The interest income for 2017 was RMB15,883,000,000 (2016: RMB16,005,000,000; 2015: RMB15,852,000,000) and the average interest rate was 3.13% (2016: 3.44%; 2015: 3.75%). Assuming the total cash and bank balances and interest-bearing receivables are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,182,000,000 (2016: RMB3,695,000,000; 2015: RMB3,531,000,000).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 2.5% (2016: 1.2%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

(e)	Fair values

All financial instruments are carried at amounts not materially different from their fair values at the balance sheet dates.

37	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as of December 31, but not provided in the consolidated financial statements were as follows:

	2017	2016
	Million	Million

Land and buildings	10,950	8,788
Telecommunications equipment	32,112	26,147

	43,062	34,935

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31 are as follows:

	Land and buildings	Leased lines and network assets	Others	Total
	Million	Million	Million	Million

As of December 31, 2017
Within one year	10,344	46,730	1,023	58,097
After one year but within five years	20,372	112,465	961	133,798
After five years	4,831	1,183	58	6,072

	35,547	160,378	2,042	197,967

As of December 31, 2016
Within one year	9,222	40,078	1,184	50,484
After one year but within five years	18,182	119,628	812	138,622
After five years	4,810	860	45	5,715

	32,214	160,566	2,041	194,821

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.

(c)	Investment commitments

The Group has an investment commitment to a joint venture (see note 19).

38	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2017. Further details are disclosed in note 34(b)(i).

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

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2017

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2017 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

IFRS 9 “Financial Instrument”	January 1, 2018
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Annual Improvement to IFRSs 2014-2016 cycle*	January 1, 2018
IFRIC – Int 22, “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
IFRIC – Int 23, “Uncertainty over Income Tax Treatments”	January 1, 2019
Annual Improvement to IFRSs 2015-2017 cycle	January 1, 2019
Amendment to IFRS 10, “Consolidated Financial Statements”	To be determined
Amendment to IAS 28, “Investments in Associates and Joint Ventures”	To be determined

*	It included amendment to IFRS 12 which was effective on January 1, 2017 and does not have a material impact on the Group.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2017 (CONTINUED)

IFRS 9 “Financial Instruments”

The new standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, and a new impairment model for financial assets.

The Group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on January 1, 2018.

Management anticipates the application of IFRS 9 will affect the classification and measurement of the Group’s available-for-sale investments and have an impact on amounts reported in respect of the Group’s wealth management products issued by banks and certain equity investments. The equity investments and the wealth management products issued by banks that were accounted for as available-for-sale financial assets and the short-term financial assets held by China Mobile Finance will be reclassified to financial assets at fair value through profit or loss. Related fair value changes will be transferred from the capital reserve to retained earnings on January 1, 2018. Subsequent changes of fair value will be recorded in profit or loss.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 “Financial Instruments: Recognition and Measurement” and have not been changed.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, contract assets under IFRS 15 “Revenue from Contracts with Customers”, trade debtors and certain other financial assets. Based on the assessments undertaken to date, the Group expects no material impact on the loss allowance for the aforementioned assets.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 is mandatory for financial years commencing on or after January 1, 2018. The Group adopted the IFRS 9 from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2017 (CONTINUED)

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 replaces IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. IFRS 15 specifies how and when the Group will recognize revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures. The Group has finished analysis on the impact of the new standard on the Group’s financial statements and has identified areas which will be affected as follows.

IFRS 15 requires the identification of the distinct deliverables in contracts with customers that qualify as separate “performance obligations” and the allocation of the transaction price receivables from customers to each “performance obligation” on relative stand-alone selling price basis. Upon the completion of the principal or agent analysis under the new standard, the Group will allocate the total consideration to each “performance obligation”, including telecommunications services, handsets and customer point rewards and other promotional goods or services. The current accounting policy for telecommunications services, handsets, customer points rewards is disclosed in note 2(r), and promotional items are accounted for as selling expenses under the existing treatment.

IFRS 15 requires customer acquisition cost to be capitalized as an asset and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Group considers that certain types of sales commissions will be capitalized and amortized on a straight-line basis over the period under the new standards. The change will impact on the timing of the expense recognition.

The Group has assessed the static impact on the Group’s consolidated financial statements for the year ended December 31, 2017 if IFRS 15 was applied, and the Group expected the operating revenue would decrease by approximately 2.2% while the revenue from telecommunications services would decrease by approximately 3.2% in 2017. However, the adoption of IFRS 15 is not expected to have a significant impact on profit from operations in the long-term.

IFRS 15 is mandatory for financial years commencing on or after January 1, 2018. The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Group has finished the upgrade of the accounting systems and the processes of the business, and adopted the IFRS 15 from January 1, 2018 with modified retrospective approach.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2017 (CONTINUED)

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

Upon preliminary evaluation, given that the Group leases certain telecommunications facilities for time periods longer than a year, the application of IFRS 16 “Leases” in 2019 is expected to have impact on the Group’s consolidated financial statements to certain extent because present values of lease liabilities and leased assets will be recorded on the balance sheets when the standard is applied. Accordingly, the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs.

IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

Management is assessing the impact of the rest new standards, amendments to standards and will adopt the relevant standards, amendments to standards in the subsequent periods as required.

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2017	2016	2015
	Million	Million	Million

Dividend income	111,490	49,080	43,848

Operating expenses	(77)	(71)	(77)

Interest income	23	11	25

Other (losses)/gains	(87)	57	61

Finance costs	(2)	(3)	(3)

Profit before taxation	111,347	49,074	43,854

Taxation	(14)	(1)	—

PROFIT FOR THE YEAR	111,333	49,073	43,854

Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	111,333	49,073	43,854

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2017	As of December 31, 2016
	Million	Million

Non-current assets	490,256	487,290

Current assets	2,718	2,144

Current liabilities	3,658	5,415

Non-current liabilities	—	—

NET ASSETS	489,316	484,019

TOTAL EQUITY	489,316	484,019

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2017	2016	2015
	Million	Million	Million

Net cash used in operating activities	(72)	(69)	(78)

Net cash generated from investing activities	28,840	12,900	9,760

Net cash used in financing activities	(28,913)	(12,813)	(11,964)

Net increase/(decrease) in cash and cash equivalents	(145)	18	(2,282)

Cash and cash equivalents at beginning of year	796	753	3,030

Effect of changes in foreign exchange rate	(97)	25	5

Cash and cash equivalents at end of year	554	796	753