Form 20-F
period 2018-12-31
CHINA MOBILE LTD /ADR/
filed 2019-04-29
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, 20,475,482,897 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);

•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2018. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2016, 2017 and 2018 and the selected historical consolidated balance sheet data as of December 31, 2017 and 2018 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data (other than ADS data) for the years ended December 31, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2015 and 2016 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

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

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8755 = US$1.00 and HK$7.8305 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Statement of Comprehensive Income Data:
Operating revenue	651,509	668,335	708,421	740,514	736,819	107,166
Operating expenses	534,189	565,413	590,333	620,388	615,432	89,511
Profit from operations	117,320	102,922	118,088	120,126	121,387	17,655
Profit before taxation	142,522	143,734	144,462	148,137	153,895	22,383
Taxation	(33,179)	(35,079)	(35,623)	(33,723)	(35,944)	(5,228)
Profit for the year attributable to equity shareholders	109,218	108,539	108,741	114,279	117,781	17,131
Basic earnings per share(1)	5.38	5.30	5.31	5.58	5.75	0.84
Diluted earnings per share(1)	5.35	5.30	5.31	5.58	5.75	0.84
Basic earnings per ADS(1)	26.91	26.51	26.55	27.90	28.75	4.18
Diluted earnings per ADS(1)	26.76	26.50	26.55	27.90	28.75	4.18
Number of shares utilized in basic earnings per share calculation (in thousands)	20,293,254	20,473,119	20,475,483	20,475,483	20,475,483	20,475,483
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,408,441	20,479,706	20,475,483	20,475,483	20,475,483	20,475,483

	As of or for the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Balance Sheet Data:
Working capital(2)	34,433	(12,341)	50,256	28,214	60,718	8,831
Cash and cash equivalents	73,812	79,842	90,413	120,636	57,302	8,334
Bank deposits	353,507	323,330	335,297	279,371	291,887	42,453
Accounts receivable	16,715	17,743	19,045	24,153	26,540	3,860
Property, plant and equipment	605,023	585,631	622,356	648,029	666,496	96,938
Total assets	1,348,035	1,427,895	1,520,994	1,522,113	1,535,910	223,389
Bonds–current portion(3)	1,000	—	4,998	—	—	—
–non-current portion	4,992	4,995	—	—	—	—
Total liabilities	459,052	507,527	538,856	533,232	480,101	69,828
Share capital(4)	400,737	402,130	402,130	402,130	402,130	58,487
Shareholders’ equity	886,916	917,336	979,021	985,636	1,052,405	153,066
Other Financial Data:
Capital expenditures and land lease prepayments(5)	(175,701)	(173,693)	(189,366)	(193,605)	(192,975)	(28,067)
Net cash generated from operating activities	216,438	235,089	253,701	245,514	206,151	29,983
Net cash used in investing activities	(151,230)	(142,743)	(194,523)	(106,533)	(212,231)	(30,868)
Net cash used in financing activities	(42,530)	(86,510)	(48,958)	(108,231)	(57,820)	(8,410)
Dividend declared	47,170	46,145	48,993	110,909	57,825	8,410
Dividend declared per share (RMB)	2.311	2.205	2.385	5.508	2.759	0.401
Dividend declared per share (HK$)	2.920	2.721	2.732	6.405	3.217	0.401

(1)

The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2014, 2015, 2016, 2017 and 2018. The diluted earnings per share have been computed after adjusting for the effects of all dilutive potential ordinary shares. In 2016, 2017 and 2018, there was no dilutive potential ordinary shares outstanding. Therefore, there was no dilution impact on the weighted average number of shares (diluted). The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.

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

We continue to face increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China Unicom (Hong Kong) Limited, or China Unicom, China Telecom Corporation Limited, or China Telecom, and us. In particular, we have been competing against China Telecom and China Unicom in the delivery of 4G services since the Ministry of Industry and Information Technology, or the MIIT, granted permissions to all three telecommunications services providers to provide 4G services based on the LTE/Time Division Duplex standard, or TD-LTE technology, in December 2013. We received the permission to provide 4G services based on the Frequency-Division Long-Term Evolution standard, or LTE FDD technology, on April 3, 2018, while China Telecom and China Unicom obtained such permission in February 2015. In accordance with this permission, we can develop mobile IoT and Industrial Internet services nationwide, and LTE FDD services only in rural areas. Constrained by the services available to us, we may not effectively compete with other operators except for rural areas and it may result in the potential risk of ROIC (Return on Invested Capital). Moreover, our competitors entered into strategic cooperation to promote resource-sharing in certain aspects of business operations and may further cooperate in other aspects. For further information, see “Item 4. Information on the Company — Business Overview — Competition.” Such cooperation may significantly change the competitive landscape of the telecommunications industry in Mainland China. Accordingly, we cannot assure you that we will be able to compete effectively, or that such competition will not materially and adversely affect our business, financial condition and results of operations.

The government of the People’s Republic of China, or the PRC, has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.” Additionally, the PRC government has adopted other regulatory measures to encourage competition in the telecommunications industry, including stringent measures to enforce the PRC Anti-Monopoly Law, such as the anti-monopoly investigation in 2012 undertaken by the National Development and Reform Commission, or the NDRC, of other PRC telecommunication companies over certain pricing practices with respect to Internet dedicated leased line services provided by them to Internet service providers. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Furthermore, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in Mainland China. On the one hand, the intensified competition in new products and services as a result of new technologies could reduce our tariff rates, increase our customer acquisition cost and decrease our market share as customers choose to receive telecommunications and related services from other providers. On the other hand, the increased competition from non-traditional telecommunications services providers brought by new technologies and services, such as Internet service providers, mobile software and applications developers and equipment vendors, pose challenges to us in retaining existing customers and market position. These new competitors compete against us in both voice and data businesses by offering mobile Internet access and Over The Top services, such as instant messaging, Voice over Internet Protocol, or VoIP, services, or audio or video content services delivered over the Internet. In addition, the strategic cooperation between Internet service providers and telecommunications operators is reshaping the competition in the telecommunications market. See “— Changes in the technology and business models of the PRC telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.” In addition, although currently we are rapidly expanding our wireline broadband services, we obtained permission to enter into the wireline broadband market later than the other two telecommunications operators, and we cannot assure you that our wireline broadband businesses may not be constrained by the first-mover advantages of our competitors or any other factors arising from the competition in the wireline broadband market.

As part of changes in our marketing model, we may, depending on the competitive environment, offer more tariff promotions to our customers, which may negatively impact our revenues and profit margins. In the meantime, our competitors are expanding their network coverage and offering discounts to their tariff plans, which may affect our ability to retain our customers. As a result of the above, we cannot assure you that we will not offer discounts comparable to, or more favorable than, those offered by our competitors or experience increases in churn rates as competition intensifies, which may materially reduce our results of operations and profit margin. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China, would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT, to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. Since May 1, 2018, subject to MIIT’s approval, non-state-owned companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Unicom, China Telecom or us and provide mobile services to end-customers after repackaging these services. As of December 31, 2018, 17 companies had entered into agreements with us for provision of mobile services to end-customers. We face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to further decline, which could in turn materially and adversely affect our business, financial condition and results of operations.

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

Revenue generated from our wireless data traffic grew in 2018, mainly due to the expansion of our 4G network, enhanced data service customer experience, widespread use of mobile applications and a number of preferential tariff plans launched in 2018. However, there is no guarantee that our wireless data traffic business will continue to grow or that any increase in revenue generated from wireless data traffic will offset any decrease in our voice services revenue. The development of 4G business and technology requires substantial investments. However, there is no guarantee that our investments and efforts will deliver the results we desire. See “— Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.”

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

As the implementation of our business strategies, as well as the development of new businesses, such as mobile Internet, Internet of Things, or IoT, information and communication technology, or ICT, cloud computing and big data, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.

From time to time, we need to adjust our tariff plans as part of our business strategy and in some cases in accordance with PRC national policies, and such adjustments may have a material negative impact on our revenue and profitability. In May 2015, the PRC government introduced the new national policy of “speed upgrade and tariff reduction. ” Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we have, in addition to continue enhancing network capacity and increasing network speed, offered discounts to our tariff plans. With respect to our data traffic tariff, we launched in October 2015 an unused data traffic carry-over program for our mobile monthly plans that are charged based on pre-determined data traffic, according to which customers could carry over their monthly plan’s remaining unused data traffic to the following month. In May 2017, we rolled out a series of preferential data traffic plans as one of our tariff reduction measures. In 2017, we also substantially reduced the Internet dedicated line tariffs for small and medium enterprises. Furthermore, in response to the government initiative in furtherance of the “speed upgrade and tariff reduction” policy in March 2017, we cancelled all handset domestic long-distance and roaming tariffs since September 1, 2017 and reduced international long-distance call tariffs. In March 2018, the PRC government announced additional policy on network speed upgrade and tariff reduction. Starting from July 1, 2018, we no longer charge tariffs for domestic data roaming. Additionally, in 2018, we launched a number of preferential tariff plans for our mobile data services, household broadband services, dedicated line services and international roaming services. See “Item 4. Information on the Company — Business Overview — Tariffs.”

Such measures have resulted in a decline in revenue from voice services in 2018 and asserted pressure on the growth of revenue from data services, which in turn had a negative impact on our overall revenue and profitability. In addition, in March 2019, the PRC government in its 2019 work report introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in Mainland China by the end of 2019. See “Item 4. Information on the Company — Business Overview — Tariffs.” As we might be required to further adjust our tariffs or take other initiatives under the “speed upgrade and tariff reduction” policy or other similar policies to be issued by the PRC government in the future, we cannot assure you that our financial condition and results of operations would not be materially and adversely affected by these policies.

We may encounter difficulties and challenges in the research and development of 5G technologies and commercializing 5G services.

We have been actively engaged in 5G-related research and development, or R&D, activities and are involved in setting 5G standards. In December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for the trial of the 5G system in Mainland China. The MIIT allocated the frequency bands of 3500-3600MHz and 3400-3500MHz to China Unicom and China Telecom, respectively, for their own 5G trial programs. See “Item 4. Information on the Company — Business Overview — Research and Development — Setting Technical Standards and Promoting Industry Development.”

Our 5G-related R&D efforts require us to devote financial and operational resources, and we expect to make substantial investments in the construction of the infrastructure of our future 5G network. We have been exploring optimal business models for our future 5G services. However, there exist significant uncertainties in the prospects of our R&D efforts, the amount of time and financial and operational resources needed to develop commercially viable technologies, the capital expenditures needed to construct the necessary infrastructure, our suppliers’ ability to manufacture equipment and devices supporting the infrastructure of 5G system as well as future expansion of 5G technologies in the vertical industries, therefore, we cannot assure you that we will be able to develop ideal business models and roll out 5G services in a timely and desirable way.

In addition, compared to the frequency bands allocated to China Unicom and China Telecom, those available to us are less technically developed and may pose more operational challenges initially. Therefore, we may not be in the best position in the development of 5G technologies. Further, China Unicom and China Telecom have been directed by the MIIT to cease to use certain frequency bands that overlap with those allocated to CMCC for the trial of the 5G system, for which, we have no control over whether the use of those frequency bands will be discontinued as scheduled. In the meantime, we are also in the process of making technical adjustments to our existing network and putting aside certain frequency bands currently being used for 4G services for the trial of the 5G system. Any significant delay in such reallocation of the frequency bands from other operators or among our own networks could add time pressure on or cause additional costs in our development of 5G technologies and our 4G services may also be temporarily discontinued in certain areas or otherwise disrupted during such transition. If we are unable to launch 5G services in a timely and commercially viable manner, the expected benefits from our significant investment in the R&D of 5G technologies and relevant infrastructure construction would not be fully realized or if at all, which in turn could materially and adversely affect our business, financial conditions and results of operations.

We are subject to risks associated with our telecommunications equipment suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which in turn could adversely affect the supply chain and our business operations.

We procure our telecommunications network equipment and related maintenance and technical support from certain PRC and overseas telecommunications equipment suppliers. See “Item 4. Information on the Company — Business Overview — Mobile Networks.” We also transact business with our business partners who may operate globally. As these parties operate globally and are therefore subject to the laws and regulations in various jurisdictions, any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. The relevant jurisdictions include, among others, the United States, the European Union and the United Nations Furthermore, as the supply of our telecommunications equipment relies on a global supply chain which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. Such disruptions could prevent those affected suppliers from delivering equipment and services to us in accordance with the agreed terms of supply, which in turn could negatively affect our business operations. For example, we may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could materially harm our competitive position or enhance competition in the telecommunications industry.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview — Interconnection.” Additionally, in 2016, the MIIT approved China Telecom and China Unicom to refarm their respective spectrum by reallocating the frequencies initially allocated to 2G and 3G services to 4G services. Compared to the higher frequencies allocated to 4G, frequencies allocated to 2G and 3G services are lower, therefore they can reach farther and have less penetration loss. As a result, the spectrum refarming would facilitate such operators to raise the overall network quality at a lower cost. We received the permission to provide 4G services based on the LTE FDD technology on April 3, 2018 and our parent company, CMCC, was approved by the MIIT to refarm the frequency band of 1800 MHz, which was initially allocated to 2G services, and deploy such frequency band for use in LTE FDD, IoT and Narrowband Internet of Things, or NB-IoT services nationwide prior to the expiration of such approval at the end of 2019. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum at that time. Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “— Our future network capacity growth may be constrained by the frequency spectrum available to us.” Moreover, in December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for the trial of the 5G system in Mainland China. CMCC plans to conduct such trial through us. The MIIT allocated the frequency bands of 3500-3600MHz and 3400-3500MHz to China Unicom and China Telecom, respectively, for their own 5G trial programs. Compared to frequency bands allocated to China Unicom and China Telecom, those available to us are less technically developed and may pose more operational challenges initially. Therefore, we may not be in the best position in the development of 5G technologies. See “— We may encounter difficulties and challenges in the research and development of 5G technologies and commercializing 5G services.”

The implementation of asymmetrical and other regulatory measures could materially harm our competitive position or enhance competition in the telecommunications industry, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

Cyber attacks could have a material adverse effect on our business, results of operations and financial condition.

Cyber attacks, including through the use of malware, computer viruses, distributed denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our telecommunications networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss of information, data security breaches, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our operations or our customers’ operations. As a telecommunications operator, we are considered a critical information infrastructure operator under the relevant PRC law and therefore may be more likely to be targeted by cyber-attack activities. We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessment and anonymizing personal data. See “Item 4. Information on the Company — Business Overview — Information Systems” for details. We cannot assure you that the security measures we have implemented will not be bypassed or otherwise can fully protect the integrity of our telecommunications network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Further, the perpetrators of cyber attacks are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

The inability to operate our telecommunications networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us, and a loss of market share to other telecommunications operators. The potential costs associated with these attacks could exceed the insurance coverage we maintain. In addition, if we fail to prevent the theft of valuable information such as financial data, sensitive information about our intellectual property, or if we fail to protect the privacy of customer and employee confidential data against cyber attacks or any other types of data security breaches, it could result in lawsuits, government claims, investigations or proceedings, and damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

Our wireless data traffic business has experienced significant growth in recent years, which has contributed to the growth of our operating revenue and provides our business with further opportunities for development. In addition, we expect our 4G services to continue to drive further growth in data traffic. The continued substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure, which we expect to make continuous investments to improve. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of RMB167.1 billion in 2018, which was spent primarily for the purposes of strengthening 4G network capacity in targeted areas, boosting broadband quality and speed, reinforcing the corporate market, bolstering transmission, improving IT support and so forth. We expect to incur capital expenditures of approximately RMB149.9 billion in 2019 (excluding 5G pre-commercial use) and the total capital expenditure for 2019 (including 5G pre-commercial use) will be less than the total capital expenditure for 2018. Capital expenditure in 2019 will serve for a variety of purposes which primarily include catering for the growth of 4G data traffic, raising broadband quality and speed, securing investments for the corporate market, laying a solid foundation for our transformational development and promoting network evolution and upgrades. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. Moreover, our increased efforts to facilitate the commercialization of 5G technologies and services require investment in the construction of relevant network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network, to carry the increasing data traffic in the new generation of technology. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.

Communications fraud in Mainland China poses a risk to our business. As we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds jointly released by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission on September 23, 2016, the Implementation Opinions on the Work of Further Prevention and Crack Down on Communications Fraud issued by the MIIT on November 7, 2016 and the Opinions on Several Issues concerning the Application of Law to the Handling of Criminal Cases Involving Telecom and Internet Frauds jointly released by the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on December 19, 2016. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company — Business Overview — Sales and Customer Services — Service Quality.” However, we cannot and do not screen all of the information distributed through our network or websites. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

We face risks relating to our acquisitions, investments and specialized subsidiaries.

We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, China Tower, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation and China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, ShiJinShi Credit Information Services Co. Ltd., our joint venture with China Merchants Group, ChannelSoft (Beijing) Technology Co., Ltd., or ChannelSoft, and Xiaomi Corporation, or Xiaomi, and our acquisitions of business and assets of China Tietong, see “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” In the future, we may pursue additional acquisitions or otherwise make new investments in other business areas as such opportunities arise.

Furthermore, we have established certain subsidiaries to carry out specialized operations, such as China Mobile Financial Technology Company Limited, or China Mobile FinTech, China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile IoT Company Limited, China Mobile Online Services Co., Ltd., China Mobile (Suzhou) Software Technology Co., Ltd., China Mobile (Hangzhou) Information Technology Company Limited, MIGU Co., Ltd., or MIGU, China Mobile Internet Company Limited and China Mobile Investment Holdings Co., Ltd., or CMI Holdings. We expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses in accordance with our business development strategies.

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

As described above, we have taken various measures to prevent employee misconduct. We cannot assure you, however, that all misconducts or allegations of misconduct by our management and staff can be detected or prevented in a timely manner. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be severely harmed, and the trading price of our ordinary shares and ADSs could decrease significantly.

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

As of March 31, 2019, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

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

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our Global System for Mobile Communications, or GSM, network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 210 MHz of spectrum to be used for nationwide coverage, including 35 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. In addition, CMCC was approved by the MIIT to refarm the frequency band of 1800 MHz, which was initially allocated to 2G services, and deploy such frequency band for use in LTE FDD, IoT and NB-IoT services nationwide prior to the expiration of such approval at the end of 2019. There will be an uncertainty that we can get more spectrum or maintain the existing spectrum at that time. In addition, the refarming process could lead to discontinuation in certain services and affect customer experience, which may adversely affect our business and reputation. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China. Additionally, the frequency bands that we are permitted to use for 5G trial programs may also constrain the development of our future network for 5G. See “— We may encounter difficulties and challenges in the research and development of 5G technologies and commercializing 5G services.” Furthermore, part of the frequencies initially allocated to our 4G services are expected to be reallocated for the 5G trial programs and we cannot assure you that our existing 4G services will not be negatively interfered during such process.

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

There remain uncertainties in connection with the future operation of China Tower.

China Tower was established in July 2014 by China Mobile Communication Co., Ltd, or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom and as of March 31, 2019, we indirectly owned approximately 28% equity interest in China Tower through CMC. The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. In order to achieve such purpose, on October 14, 2015, CMC entered into a transaction agreement on transfer of its then-owned telecommunications towers and related assets to China Tower. CMC entered into the Commercial Pricing Agreement, or the Lease Agreement on July 8, 2016 and a supplemental agreement on January 31, 2018 to lease from China Tower telecommunications towers and related assets. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions —Telecommunications Towers and Related Assets Lease Arrangement.”

China Tower has been benefiting us as desired since its establishment and is expected to continue to run smoothly, however, as we do not own a majority interest of, or otherwise control, China Tower, China Tower may not always act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, in particular, our plan to expand our 4G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets. Additionally, since it is expected that none of us, China Unicom or China Telecom will construct any telecommunications tower after the establishment of China Tower, our business will rely on these telecommunications towers usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. In particular, the Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may materially and adversely affected. Moreover, establishment of China Tower may enable our competitors to expand their 4G networks and businesses at a faster pace, which may, in turn, reduce our competitiveness and market share. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations as well as our financial condition and results of operations.

We are subject to reviews and inspections by governmental authorities and regulatory agencies.

We are subject to reviews and inspections by various governmental authorities and regulatory agencies. These reviews and inspections could cover a broad range of aspects in relation to our business and operations, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. For example, in 2017, the National Audit Office of the PRC, or the NAO, conducted an audit (the “Audit”) mainly on the financial revenue and expenditures for the year 2016 of CMCC, our parent company, and its subsidiaries. The Audit found that there were still some issues with CMCC requiring further improvement in areas such as its financial management and accounting as well as operations management, including certain isolated items involving several subsidiaries of us. While issues identified in the Audit have no material impact on the overall operating results, financial reports and effectiveness of internal controls of CMCC or its subsidiaries, we cannot predict the impact of any findings of other reviews, inspections and investigations to be carried out by the NAO or other governmental authorities and regulatory agencies in the future, and we cannot assure you that the outcome of any such reviews or inspections would not have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are currently subject to an on-going investigation by the State Administration for Market Regulation over alleged violation of the PRC Anti-Monopoly Law and we cannot assure you that the outcome of this investigation would not result in regulatory actions against us.

The State Administration for Market Regulation, or SAMR, which is the anti-monopoly regulatory authority in China, has been conducting an investigation (the “Investigation”) on four of our provincial subsidiaries over alleged violation of the PRC Anti-Monopoly Law in their sales activities involving customized 4G+ handsets. The Investigation concerns those sales activities, which are alleged to have restricted competition, involving paying subsidies to our distributors and setting sales performance targets on our handset manufacturers for purposes of increasing the sales of our specially customized 4G+ handsets. We have suspended such sales activities pending the on-going Investigation. The SAMR is responsible for the enforcement of the PRC Anti-Monopoly Law and relevant regulations, including promulgating related regulatory policies and guidelines, reviewing monopoly agreements, investigating into abuse of dominant market position and examining concentration of enterprises. It also has the power to issue orders and fines and confiscate gains deemed illegal or take other regulatory actions against wrongdoings. See “ Item 4. Information on the Company — Business Overview — Regulation — Market Regulation.” We have been cooperating with the SAMR during the Investigation and responding to SAMR’s formal requests for information and documents in a timely manner. While we currently cannot predict whether or when the SAMR will issue its decision, in the event that the SAMR issues a decision against us, we could be subject to regulatory actions, including administrative fines and orders, among others. While we could rely on procedures available to us under the PRC law to contest SAMR’s decision, including applying to the appropriate authorities for administrative reconsideration or initiate an administrative litigation, we cannot assure you that the outcome of the administrative reconsideration or the administrative litigation would be in favor of us. Additionally, we could also be subject to litigation involving claims under the PRC Anti-Monopoly Law and relevant regulations. Any SAMR’s findings of wrongdoings by us including any of our subsidiaries or any judicial decisions against us could damage our reputation and cause a decline in our stock price, and any fines or monetary damages that we might be required to pay could negatively affect our results of operations and financial condition.

Since our services require interconnection with networks of other operators, disruption in interconnections with those networks could have a material adverse effect on our business, profitability and growth.

Our telecommunications and related services depend, in large part, upon our interconnection arrangements and access to other networks. Interconnection is necessary in the case of all calls between our customers and customers of other networks. We have entered into interconnection and transmission line leasing agreements with other operators. Any disruption in our interconnection with the networks of other operators with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, and in turn our business and results of operations. In addition, any obstacles in existing interconnection arrangements and leased line agreements or any change in their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that could severely harm our operations and materially decrease our profitability and growth.

Compliance with the SEC’s rule for disclosures on “conflict minerals” may be time-consuming and costly and could adversely affect our reputation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2014, 2015, 2016 and 2017 with the SEC, and our conflict minerals report for the year ended December 31, 2018 is due May 31, 2019. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition and could negatively affect our cost structure, profit margin and market share. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. Furthermore, since 2015, the PRC government announced a number of policies on network speed upgrade and tariff reduction, and we introduced, and will continue to introduce, corresponding measures. See “Item 4. Information on the Company — Business Overview — Tariffs.” The PRC government may announce additional tariff reduction policies in the future, and we cannot predict to what extent we may be required to further reduce tariffs. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “— Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Additionally, following pilot mobile number portability programs in Tianjin, Hubei, Jiangxi, Yunnan and Hainan, the PRC government announced in March 2019 a directive to implement mobile number portability programs in Mainland China by the end of 2019. As a result, the competition among telecommunication operators may significantly intensify. In response, we may offer more tariff promotions to attract and retain customers. In addition, the tight timeline set by the PRC government and the complexity of the technologies involved in implementing mobile number portability programs nationwide may pose significant operational challenges. As a result of such intensified competition and operational challenges, our results of operations, profitability and market share may suffer. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The recently enacted Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017, sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, the protection of personal information, and the supervision and administration of cyber security in Mainland China. See “Item 4. Information on the Company — Business Overview — Regulation — Cyber Security.” These requirements could increase our costs of compliance. Given the implementation of Cyber Security Law is at an early stage and may be subject to uncertainties in interpretations and enforcement, we are unable to determine its impact on our business. In furtherance of the Cyber Security Law, the PRC government also published “Information Security Technology — Personal Information Security Specification” in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection. Although we have taken and will continue to take measures to comply with the Cyber Security Law, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the Cyber Security Law and the relevant regulations and policies, could result in additional cost and liability to us, damage our reputation and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the Cyber Security Law and relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the MOF, and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in Mainland China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China.” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. As of December 31, 2018, we have provided broadband access to over 38,000 villages by administrative division under the universal service program. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

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

We conduct most of our business and generate substantially all our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. Though Mainland China has been one of the world’s fastest growing economies in recent years in terms of gross domestic product, or GDP, growth, it may not be able to sustain the same growth rate. For example, China’s real GDP growth rate declined from approximately 7.7% in 2012 to 6.6% in 2018. There is no assurance that the GDP growth rate of Mainland China will not further decline. A deterioration in Mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our services, which could materially and adversely affect our business, financial condition and results of operations.

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

Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our ordinary shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which certain of our cash and cash equivalents and bank deposits are denominated. If we incur, in the future, debt denominated in currencies other than the Renminbi, such as in the U.S. dollar, the fluctuation of the Renminbi against the other currencies could adversely affect our financial condition and results of operations. For further information on our foreign exchange risks and certain exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

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

In December 2012, the SEC instituted administrative proceedings against the PRC-based network firms of the Big Four accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. These firms subsequently appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the accounting firms to follow detailed procedures and to seek to provide the SEC with access to firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4.	Information on the Company.

We provide a full range of telecommunications and related services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. Based on publicly available information, we are the leading provider of telecommunications and related services in Mainland China and the largest provider of telecommunications and related services in the world as measured by total number of mobile customers as of December 31, 2018. As of March 31, 2019, our total number of mobile customers reached approximately 931.4 million.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed to additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2019, we held a 99.97% equity interest in China Mobile Device.

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

On July 11, 2014, CMC entered into a promoters’ agreement with CUCL, a wholly-owned subsidiary of China Unicom, and China Telecom to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Unicom, China Telecom and CRHC as to 38%, 28.1%, 27.9% and 6%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. On January 31, 2018, the parties entered into a supplementary agreement to the Lease Agreement. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange, in August 2018, and as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2019, we indirectly owned approximately 28% equity interest in China Tower.

Organizational Structure

As of March 31, 2019, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2019, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile IoT Company Limited

• China Mobile Information Technology Company Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Company Limited

• MIGU Co., Ltd.	• China Mobile Internet Company Limited

• China Mobile Tietong Company Limited	• China Mobile Quantong System Integration Co., Ltd.

• China Mobile Investment Holdings Co., Ltd.	• China Mobile Financial Technology Co., Ltd.

• China Mobile (Chengdu) ICT Co., Ltd.	• China Mobile (Shanghai) ICT Co., Ltd

For detailed information about our significant subsidiaries, see note 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

The United States Securities and Exchange Commission, or SEC, maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

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

On April 3, 2018, the MIIT granted to CMCC the permission to provide 4G services based on LTE FDD technology through us. In accordance with the permission, we have been promoting the development of mobile IoT and Industrial Internet nationwide; in rural areas, we have been implementing the scale application of TD-LTE/LTE FDD convergence network and enhancing the quality of our high-speed broadband and mobile communications services. In addition, we continuously devote substantial resources in the innovation of our products and services to deliver better customer experience. We believe our efforts in implementing our business strategies will advance our transformation into a full-service provider and our development toward a world’s leading telecommunications operator in digital innovation.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile market, we have aligned ourselves with mobile Internet development trends. We aim to maintain our leading position in 4G development and lead the research and application of 5G technologies and have fully embraced the transition from voice to data traffic operation. We aim to provide direction and leadership for 5G development, exploring suitable 5G products and business models with industry partners. In particular, we will pursue long-term co-existence of 5G and 4G services to promote synergistic development, facilitate convergence of new information technologies to provide applications in more devise forms and varieties and construct an ecosystem that is fully assimilated into all society sectors. We have also striven to enhance our wireline broadband services and promote the transition from mobile communication services to innovative full services.

In response to the development of the “Internet of Everything”, we launched the “Big Connectivity” strategy to expand the scope of connections from those among people to connections joining people and things as well as connections among things. In our efforts to implement this strategy, we have shifted focus from the traditional operating model to an integrated development driven by “four growth engines”, namely, to capitalize on the momentum in the personal mobile market, the household market, the corporate market and the emerging business. In 2018, the “four growth engines” strategy continued to improve our revenue structure, and the respective proportions of revenues from household, corporate and emerging businesses to our total revenue have increased.

Personal Mobile Market. We have been dedicated to the development of our 4G network. As of December 31, 2018, we cumulatively put in use 2.41 million 4G base stations, which covered over 99% of the population of China. In 2018, the number of our 4G customers increased by 9.7%, reaching approximately 712.65 million at the end of the year. Our robust network capabilities and industry-leading customer service quality contributed to the rapid growth in data traffic. Our handset data traffic reached 35,453 petabytes in 2018, significantly increased from that of 12,569 petabytes in 2017. Our Voice over LTE, or VoLTE, customers reached 380 million as of December 31, 2018. In 2019, we will endeavor to maintain our market leading position in China in terms of handset data traffic and further enhance 4G network quality and customer perception through the continued promotion of VoLTE and customer information protection. We also intend to maintain our leading position in the research and application in respect of 5G technologies.

Household Market. In 2018, we sped up the development of our household broadband business. We focused on enhancing network speed and quality, differentiating our products and services, securing customer groups with high loyalty and revenue contribution, and increasing customer value through our home digital services, such as Mobaihe, our home digital set-top box providing high-definition video-on-demand service, Smart Home Gateway and “and-Mu” family surveillance camera. For example, subscribers to Mobaihe, reached 96.81 million at the end of 2018. The expansion in both our household broadband customer base and market share continued in 2018. Our household broadband customers exceeded 146.83 million at the end of 2018, increasing by 34.2% from 109.40 million at the end of 2017, 67.0% of which subscribe to broadband products with bandwidth of 100 Mbps or higher. Our household broadband market share grew from 37.0% at the end of 2017 to 41.5% at the end of 2018. In 2019, we plan to continue to build an integrated household product portfolio, enhance our brand awareness and increase the value proposition to our customers, through which we can further expand the market share, especially in areas where we have low penetration.

Corporate Market. We have focused on key services such as Internet dedicated lines, voice and data dedicated lines and Internet Data Center, or IDC, services, built a network-wide coordinated sales system to target major corporate customers and have developed products targeting key industries such as manufacturing, energy, agriculture, business, education, public administration, finance, transportation and healthcare. We further improved the transmission capacity of our fiber optic cable and the accessibility of Internet dedicated lines. Moreover, in order to meet the specific needs of small- and medium-sized enterprises, we offered Internet dedicated line service to these customers at reduced tariffs. The number of our corporate customers reached 7.18 million as of December 31, 2018. In 2019, we will expedite the development of products and solutions tailored for key industries, enhance our service quality and bolster our capabilities in developing services based on the integrated information and communication technology.

Emerging Business. We have been engaged in developing innovative applications and information services, making a number of achievements in 2018. Our centralized public IoT networks had 551 million connections as of December 31, 2018, which was one of the largest dedicated IoT network in the world in terms of the number of connections. In some provinces and cities across China, the number of machine-to-machine connections has exceeded that of human-to-human connections. Additionally, our mobile payment service “and-Wallet” exceeded RMB2.5 trillion in transaction value, and we further promoted our “MIGU Video” service, which provides streaming media and video-on-demand on mobile, and “MIGU Reading” services, which offers a mobile-based platform of digital books and magazines. In 2019, we plan to accelerate the development and application of IoT and further expand our home digital services.

In terms of long-term strategy, we will continue to implement our “Big Connectivity” and “Four Growth Engines” strategies, striving to become a world-leading operator offering innovative digital services. We also endeavor to achieve a leading position in the markets brought by technologies such as 5G, big data, IoT and artificial intelligence or AI. To this end, we will adopt a market-responsive business development model to align our strategic growth targets with market progress, improve the cost-efficiency of our operations, enhance our customer service, and advance institutional reforms that will infuse vitality into our operations. We strive to strengthen our leadership in mobile communications and build up our advantages in the household, corporate and IoT markets, through which we can accelerate our development of digital content business.

Customers and Usage

Our mobile customer base has grown from approximately 887.2 million at the end of 2017 to approximately 925.1 million at the end of 2018. As of March 31, 2019, our total number of mobile customers reached approximately 931.4 million, and our 4G customers reached approximately 723.3 million. Our total number of wireline broadband customers achieved a substantial growth from 112.7 million by the end of 2017 to 156.7 million by the end of 2018, and further reached approximately 167.0 million as of March 31, 2019. Our customer growth is primarily attributable to a number of factors, including:

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

However, due to the increasing mobile penetration rate and intensified competition among telecommunications operators and from competitors in related industries, our mobile customer base may not continue to grow as fast as it has over the past few years, if at all. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin.”

Our total voice usage was 3,485.2 billion minutes in 2018, representing a decrease by 8.6% from 2017. Our SMS usage totaled 616.7 billion messages in 2018, a increase by 14.0% from 2017. The decrease in our voice usage is mainly due to the substitution effect of Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet while the increase in our SMS usage is primarily resulted from the development of SMS and MMS services for corporate customers.

Our total handset data traffic significantly increased to 35,453 petabytes in 2018, representing an increase of 182.1% from 2017. Our average handset data traffic per user per month reached 3,725MB in 2018, representing an increase of 166.2% from 2017. The significant rise in our handset data traffic usage is primarily driven by our preferential tariff plans, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2016	2017	2018

Mobile Business
Customer base (in millions)	848.9	887.2	925.1
of which: 4G customer base (in millions)	535.0	649.5	712.7
Total voice usage (in billions of minutes)	4,100.2	3,811.6	3,485.2
Handset data traffic (petabytes)	5,680.7	12,569.3	35,453.4
Average minutes of usage per user per month (minutes)(1)	408	366	320
Average handset data traffic per user per month (MB)(2)	697	1,399	3,725
Average handset data traffic per 4G user per month (MB)	1,027	1,756	4,410
Average revenue per user per month (RMB)(3)	57.5	57.7	53.1
Average monthly churn rate (%)(4)	2.32	2.06	2.13
Wireline Broadband Business
Customer base (in millions)	77.6	112.7	156.7
Average revenue per user per month (RMB)(5)	32.1	35.1	33.5
IoT Business
Connections (in millions)	103	229	551

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
(3)

Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2016, 2017 and 2018 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long-distance calls, international long-distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to a decline in total voice usage by 8.6% in 2018 from 2017, as a result of the substitution effect of Over The Top services and reduced voice tariff as a result of the cancellation of handset domestic long-distances roaming tariffs since September 1, 2017.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. In 2018, our data business revenue, which has become the primary driver for our revenue growth since 2016, increased by 9.9% from RMB493,350 million in 2017 to RMB542,083 million (US$78,843 million). As a percentage of revenue from telecommunications services, our data services revenue increased to 80.8% in 2018 from 73.8% in 2017.

SMS and MMS. SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage increased from 541.0 billion messages in 2017 to 616.7 billion messages in 2018, and our revenue generated from SMS and MMS increased from RMB28,058 million in 2017 to RMB28,800 million (US$4,189 million) in 2018 due to the significant increase in revenue generated from SMS and MMS services for corporate customers.

Wireless Data Traffic Services. Our wireless data traffic business primarily includes handset data traffic services. Revenue generated from our wireless data traffic business reached RMB383,297 million (US$55,748 million) in 2018, compared to RMB364,906 million in 2017, representing 57.1% of revenue from telecommunications services.

Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G or 4G networks via handsets. The growth in handset data traffic service in 2018 was primarily driven by our preferential tariff plans, continuous enrichment of data products, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing. Our handset data traffic reached 35,453 petabytes in 2018, significantly increased from that of 12,569 petabytes in 2017.

Wireline Broadband Services. Our wireline broadband business offers primarily the wireline broadband data traffic service, including household broadband services and Internet dedicated lines for corporate customers. Revenue generated from our wireline broadband business increased to RMB54,285 million (US$7,895 million) in 2018, representing an increase by 36.6% from RMB39,731 million in 2017, and the average revenue per user per month decreased from RMB35.1 in 2017 to RMB33.5 in 2018.

Applications and Information Services. Our applications and information services include network resources services, mobile applications, home digital services and IoT. Revenue generated from our applications and information services reached RMB75,701 million (US$11,011 million) in 2018, compared to RMB60,655 million in 2017.

Our network resources services mainly include IDC services and voice and data dedicated line services. Our IDC services refer to our server hostage, bandwidth leasing and other network infrastructure services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers.

We closely monitor and follow the industry trend in our development of applications and information services, and have extended our business into various emerging areas, such as IoT, home digital services, mobile payment, digital contents and other services. We have established several specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU to focus on these areas. In 2018, we advanced the application of IoT in aspects such as urban management, smart transportation and industrial control, and have developed standardized IoT products including home security services, automobile fleet management services and remote surveillance. We also established centralized public IoT networks with IoT connections reaching 551 million, which is one of the largest dedicated network for IoT in the world in terms of the number of connections. Our home digital services include high-definition video-on-demand services provided through Mobaihe set-top box, Smart Home Gateway, “and-Mu” family surveillance camera and IMS fixed line services. Subscribers to Mobaihe reached 96.81 million at the end of 2018, compared to 57.25 million at the end of 2017. Moreover, in 2018, our mobile payment service “and-Wallet” exceeded RMB2.5 trillion in transaction value, increased from that of RMB2.1 trillion in 2017. We also promoted our “MIGU Video” service, which recorded 4.3 billion views of its 2018 FIFA World Cup-related contents, and “MIGU Reading” service, the revenue from which in 2018 exceeded RMB2.3 billion. We will continue to promote our digital services, explore new growth drivers, further advance our the market-orientated innovation, so as to strengthen our position in the competitive digital landscape.

Please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016” for more information about our service revenue.

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

We have flexible tariff plans distinguishing between peak time and non-peak time usage, and offer tailored service plans based upon the needs of different customer groups as well as our network resources. Given the rapid growth in mobile penetration rate and increased competition, in order to remain competitive in terms of price and performance with other mobile operators we provide certain discounts and promotional offers, including large data packages, in and during certain service areas and call periods targeting various customers.

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

In addition, we took an orderly and balanced approach in reducing voice tariff. In August 2015, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality in October 2016. In March 2018, the PRC government announced additional policy requirements relating to network speed upgrade and tariff reduction, including, among other things, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband and Internet dedicated line services, to cancel domestic data “roaming” charges, namely, to unify the charges for data consumed within and outside of the province of the customers’ residence, and to reduce handset data traffic tariff by at least 30% in the year of 2018. Accordingly, we launched a number of preferential tariff plans, including large data packages, for our mobile data services, household broadband services, dedicated line services and international roaming services in 2018. Starting from July 1, 2018, we no longer charge tariffs for domestic data roaming. Additionally, as a result of our efforts in cooperation with overseas telecommunications operators, our international roaming tariffs further decreased in 2018. The foregoing policies and measures have had certain adverse impact on our financial condition and results of operations, resulting in decreases in the overall tariffs of our data traffic services and voice services in 2016, 2017 and 2018 respectively, as compared to those in previous years. In March 2019, the PRC government in its 2019 work report introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs in Mainland China by the end of 2019. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future. We will implement these state policies while striving to further integrate our businesses and promote product innovation.

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

The MIIT has made adjustments to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. With effect from January 1, 2014, when mobile users of China Telecom and China Unicom in Mainland China and our mobile users in Mainland China (excluding TD-SCDMA users with specified prefix numbers of 157 and 188) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. The interconnection settlement policies for TD-SCDMA remain unchanged, meaning that when mobile users of China Telecom and China Unicom in Mainland China and our TD-SCDMA users with specified prefix numbers of 157 and 188 make calls to each other, the settlement charges payable by China Telecom and China Unicom to us are RMB0.06/minute, and the settlement charges payable by us to China Telecom and China Unicom are RMB0.012/minute. When users of different basic telecommunications operators in Mainland China send SMS or MMS to each other, the settlement charges for SMS were adjusted from RMB0.03/message to RMB0.01/message, and the settlement charges for MMS were adjusted from RMB0.10/message to RMB0.05/message.

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

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, our research centers in different cities and other relevant business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, procurement testing and certification of network devices, mobile terminals and information technology systems. In 2018, we also set up three industrial research institutes in Chengdu, Shanghai and Xiong’an New Area, respectively, to explore collaboration opportunities with various participants in other industries, including finance, healthcare, transportation and smart city, among others, enhance our research capabilities and competitiveness in the vertical industries.

We also work closely with industry partners for R&D in various areas, such as telecommunication, business service, Internet, IoT, smart home services, digital content and industry applications. In November 2017, we announced the “1-3-9 Cooperative Initiatives,” which promote (i) an IoT network with extensive coverage and advanced technologies; (ii) three industry alliances including IoT, home digital business and 5G; and (iii) nine capabilities applications in furtherance of industry development, including our communication capacity open platform, which served more than 150,000 enterprises as of December 31, 2018, our unified authentication platform, which processed an average of more than 670 million accreditations per day in 2018, and our OneNET platform, an open IoT platform launched in 2014 intended to nurture the IoT ecosystem, which connected 79.9 million devices as of December 31, 2018.

In 2018, our main R&D efforts were focused on a number of aspects:

Improving Networks and Services. In 2018, we put efforts in the research of GSM/FDD LTE spectrum sharing, massive MIMO and full-band antenna as part the upgrade of our 4G network. We also strengthened our R&D efforts in NB-IoT and end-to-end IPv6 Scheme and accelerated the transition to Network Function Visualization, or NFV, and software defined network, or SDN. We refined the target architecture of the next generation network, streamlined the overall structure, deployment strategy and recommendations of NFV/SDN and proposed VoLTE technology architecture for centralized management and control. In addition, we initiated the NovoNet trial network (Phase III) and set up an open laboratory with 34 industrial partners to advance the development of edging computing technologies.

Setting Technical Standards and Promoting Industry Development for 5G Pre-Commercialization. In 2018, we actively promoted 5G-related standard-setting initiatives by participating and collaborating with international organizations, such as the 3rd Generation Partnership Project, the International Telecommunication Union, or ITU and the Next Generation Mobile Networks, where we led the formulation of 5G core network architecture standards, advance relevant researches and promote the overall development of the 5G industry. Additionally, China Mobile 5G Innovation Center has attracted over 400 industrial partners and is currently equipped with 22 open laboratories.

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

Advancing Development of Artificial Intelligence Platform. In November 2017, we commenced the construction of an artificial intelligence platform. In 2018, we continued to explore innovative application of artificial intelligence in various areas, such as marketing, online intelligent interactions, digital assets analysis, financial research and legal compliance.

Sales and Customer Services

We continue to optimize our customer service system that separate front- and back-line services and have established sales and services channels tailored to the needs of customers by providing electronic and mobile Internet channels.

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. Our proprietary sales outlets, in addition to providing retail sales and network connection services, also offer differentiated services to customers, including, among others, billing information and payment collection, services consultation and sale of terminals. Most of our proprietary sales outlets provide training and service demonstrations to retail outlets, which, in turn, offer our services to customers according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Our electronic channels offer services including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. In addition, we are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within Mainland China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities. In addition, we have undertaken further transformation of our marketing channels and rendered more traditional services via intelligent, Internet-based channels. In 2018, 62.3% of our key business transactions were processed via electronic channels, compared to 57.5% in 2017. We have also launched experiential and interactive marketing and services at some of our physical retail outlets in effort to transition to the “new retail” model.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as voice and data dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting corporate customers in key industries, such as public administration, finance, transportation, education, healthcare and agriculture. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions. We have also rebuilt our “GoTone” brand and adopted a more sophisticated brand management strategy stressing customer segmentation to reinforce a sense of loyalty and gain among our customers.

Our strategy in attracting new customers and retaining existing customers is to continue to implement our customer classification and customer bonus points program. We classify our customers according to their level of value contribution and match them with differentiated service resources according to their level, with higher-level customers enjoying premium services. Our customer bonus points program is an important measure to this end, under which customers receive bonus points based on their service consumption and loyalty and may exchange their accrued bonus points for tariffs, data and other benefits.

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in Mainland China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. In 2018, we established a customer services department to coordinate our customer services efforts.

In 2018, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to block spam SMS and malicious software for our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2018.

Service Quality. We strive to improve the quality of our services through improvements in the quality of our infrastructure network and customer perception. We continue to upgrade our service quality management system and have created a transparent and secure communication platform. In particular, we started to integrate customer services resources to our 10086 customer service hotline operation, which increased our service efficiency and overall hotline connection rate. We have also improved our business support capabilities, especially in the areas of billing and data business subscription support.

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

Credit Control. We have implemented customer identity and information checks during the customer registration procedures to assist in credit control. Direct debit services are available in each geographical area. The accounts of contract customers are required to be settled on a monthly basis, and a customer will be subject to late payment fees for amounts overdue and subject to account deactivation if the customer’s account remains overdue. As a majority of our existing customers pre-pay for our services, we have limited credit risk exposure to our customers. We make an impairment loss for doubtful accounts based on assumptions on the risks of default and expected loss rates.

Corporate Social Responsibility and Sustainable Development

We are committed to fulfilling our responsibilities to stakeholders and proactively pursuing shared and sustainable development with stakeholders while striving to contribute to the achievement of the Sustainable Development Goals for 2030.

We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 57% in 2018 compared to 2017. We have also actively promoted the application of new technologies in pollution prevention, control and monitoring and devoted to offering innovative solutions towards the development of environment-friendly industries. In 2018, we were still the first and the only company from Mainland China named on the Global Carbon Disclosure Project’s Climate A List and were awarded “Climate Leadership Award” by Carbon Disclosure Project China for the fifth consecutive year.

Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored treatments for 5,358 children in poverty diagnosed with congenital heart disease, and provided trainings to 115,782 principals of rural primary and secondary schools in villages in central and western China.

Terminals

Our 4G services based on TD-LTE technology have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals, low-cost TD-LTE terminals and terminals with new technology, as well as self-branded terminals. In 2018, we launched self-branded smartphones, namely A4, A5, A4s, N3, N5 serials. A4 and A5 are entry-level VoLTE-compatible phones. A4s and N5 serials are mid-level VoLTE-compatible phones, support dual cameras and full-screen. We also launched more than 20 IoT devices, including smart TV boxes and gateways. To expand our global presence, in 2018, we cooperated with overseas operators (including those in Asia, Africa and Europe) and launched 15 models of terminal products, which have been exported to 12 countries and regions and received 1.18 million purchase orders. In 2019, we plan to develop self-branded 5G smartphones and data devices to support 5G user trial. We will continue to develop self-branded smartphones, including A series and N series terminals, all of which will be VoLTE-compatible and support RCS feature. N series terminals target the mid-level market while A series terminals target the entry level market. In the field of IoT, we plan to develop more IoT devices, such as smart audio speaker, door locks, and other business-oriented devices in addition to smart TV boxes, gateways and kids watches. In terms of overseas market, we plan to launch international terminal product portfolio to explore opportunities in international terminal markets, with a focus on smart devices. We have devoted ourselves to promoting the long-term development of the 4G terminal supply chain and have focused on the sales of 4G terminals, which strongly drove growth in data traffic.

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

We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessments and anonymizing personal data. In recent years, we have led the development of the Security Framework for VoLTE Network Operation and the Code of Practice for Personally Identifiable Information Protection, which have been adopted by ITU Telecommunication Standardization Sector. Our protection scheme against harassment or fraud calls and artificial intelligence-based spam messages and calls prevention solution have been awarded the WSIS Prizes Champion for two consecutive years (2018 and 2019). We will further strengthen cyber security to provide support for our operations.

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

Mobile Networks

We offer mobile services using the GSM standard, or the 2G standard, the TD-SCDMA standard, or the 3G standard, the TD-LTE standard, or the 4G standard and the LTE FDD standard.

The GSM standard is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong. We operate our 3G business based on an Internet Protocol based core network that is shared by our 2G, 3G and 4G services as well as the TD-SCDMA network capacity leased from CMCC. TD-LTE is one of two models of LTE and a standard for the evolution of TD-SCDMA technology. We use the TD-LTE network to primarily carry high-bandwidth and high-quality wireless broadband businesses. In 2017, we further improved the performance of our 4G network by fixing the interference of atmospheric waveguide and optimizing 3D-MIMO performance and continued to promote the standardization of VoLTE international roaming services. Furthermore, we continue to grow our content delivery network to cover more cities and expand NB-IoT to achieve end-to-end scale commercial use. On April 3, 2018, the MIIT granted to CMCC permission to operate a LTE FDD business through us. As of March 31, 2019, the number of our 4G customers had reached approximately 723.3 million.

In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

Our customers currently use our 2G services, our 3G services, our 4G services or all of them. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G, 3G and 4G services, and expanding the coverage and capacity of our integrated network. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians. Technical staffs are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. Most technical difficulties relating to the networks are resolved by our staff and the maintenance service providers with which we have business relationships, while our equipment suppliers also provide back-up maintenance and technical support. We procure our network equipment and related maintenance and technical support mainly from a number of PRC and overseas telecommunications network equipment manufacturers and suppliers which include Huawei Technologies, ZTE Corporation, Nokia and Ericsson, among others.

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

Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. In December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for the trial of the 5G system in Mainland China. For our GSM network, the MIIT has allocated a total of 45x2 MHz of spectrum in the 900 MHz and 1,800 MHz frequency bands to be used nationwide for transmission and reception to our parent company, CMCC. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 35 MHz of spectrum to be used for nationwide coverage, and an additional 50 MHz of spectrum to be used for indoor coverage. In connection with our 4G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 210 MHz of spectrum to be used for nationwide coverage, including 35 MHz of spectrum previously allocated for use by our 3G business for outdoor coverage and 50 MHz of spectrum previously allocated for use by our 3G business for indoor coverage. In addition, CMCC was approved by MIIT to refarm the frequency band of 1800 MHz, which was initially allocated to 2G services, and deploy such frequency band for use in LTE FDD, IoT and NB-IoT services nationwide prior to the expiration of such approval at the end of 2019. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2018, the bandwidth of our backbone network has expanded by 48% as compared to December 31, 2017.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2018, we focused on constructing 4G base stations and put in use 0.54 million additional 4G base stations, increasing the total number of stations to 2.41 million, covering more than 99% of the total population in China. We utilize the telecommunications towers from China Tower to construct our base stations.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2018, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, Nokia, FiberHome and Ericsson.

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

Investments and Acquisitions

As of December 31, 2018, Guangdong Mobile, our wholly-owned subsidiary, held an 18.18% equity interest in the issued share capital of SPD Bank. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in Mainland China, as well as in the sharing of customer services and channels resources. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2018, CMC held a 12.85% equity interest in IFLYTEK.

In June 2014, China Mobile International Holdings Limited, or CMI Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, CMI Holdings subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2018, CMI Holdings held an 18.00% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with State Development & Investment Corp., Ltd., and China Mobile Fund Management Co., Ltd., to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC has made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2018, CMC had contributed RMB1,134 million to China Mobile Fund and has a commitment to make further investment in an amount of RMB366 million upon the request by China Mobile Fund.

In November 2015, CM Tietong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China Tietong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2018, partially due to the benefit from the integration and synergy brought by CM Tietong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “— Businesses — Data Business.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full-service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

In March 2016, CMC, our wholly-owned subsidiary, entered into a joint venture agreement with China Merchants Group to establish ShiJinShi Credit Information Services Co. Ltd., in Qianhai, Shenzhen of China with a registered capital of RMB300 million, in which we held a 42% equity interest. As of December 31, 2018, we had contributed RMB63.0 million (approximately US$9.2 million) to the joint venture. The joint venture is intended to provide credit reporting services and products for individuals, utilizing our competitive strengths in big data.

In November 2017, CMI Holdings, our wholly-owned subsidiary, entered into an agreement, pursuant to which it acquired an 11.43% equity interest in ChannelSoft, a software service provider, for a total consideration of RMB400 million (approximately US$61 million). Following our equity investment, ChannelSoft began working with our provincial operating subsidiaries and ShiJinShi Credit Information Services Co. Ltd., our joint venture with China Merchants Group, in call center infrastructure and big data-driven precision marketing.

In July 2018, CMI Holdings, our wholly-owned subsidiary, participated in Xiaomi’s initial public offering as a cornerstone investor and subscribed for 46,164,600 shares, representing 0.2% of Xiaomi’s issued and outstanding share capital upon the completion of the offering, for a total consideration of HK$784.8 million. In July 2018, we entered into a strategic cooperation framework agreement with Xiaomi to explore new opportunities to collaborate, including in joint marketing, sales channel transformation, smart hardware, government and corporate businesses, overseas businesses, and industrial investment.

Competition

We compete with other market players in the telecommunications and related industries.

We are one of the three licensed telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. We face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers to attract customers.

On November 27, 2015, CM Tietong entered into the Acquisition Agreement with China Tietong to acquire Target Assets and Business, which has facilitated and is expected to continue to benefit our transformation into a full-service operator offering both wireline broadband and mobile services.

In the area of basic telecommunications services, the PRC government allows operators approved by the MIIT to lease and repackage mobile services for sale to end-customers on a trial basis and we face increasing competition from these new mobile network operators. In light of our recent permission to provide 4G services based on LTE FDD technology, we expect that the competition will intensify in the delivery of 4G services against China Telecom and China Unicom, which operate their 4G services based mainly on LTE FDD technology for several years. Furthermore, in January 2016, China Unicom and China Telecom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditures such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Such cooperation may significantly change the competitive landscape of the telecommunications industry in Mainland China. Additionally, the PRC government has required the implementation of mobile number portability programs in Mainland China by the end of 2019. As a result, the competition among telecommunication operators may be further intensified.

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

Regulation

The telecommunications industry in Mainland China is highly regulated. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and, the Ministry of Commerce, or MOFCOM, encompass all key aspects of telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

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

The PRC government implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Unicom, China Telecom or us and provide mobile services to end-customers after repackaging these services. The trial period ended on December 31, 2015. On January 24, 2018, the MIIT released a notice for public comment regarding the conversion of pilot license to an official license for the mobile services leasing and repackaging. On May 5, 2016, the MIIT officially issued a telecom license to China Broadcasting Network Ltd, making it the nation’s fourth telecommunications operator. In 2016, the MIIT also approved certain operators to refarm their respective frequency spectrum used for 2G and 3G services to provide 4G services. Since May 1, 2018, subject to MIIT’s approval, non-state-owned companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Unicom, China Telecom or us and provide mobile services to end-customers after repackaging these services.

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

Sharing of Telecommunications Infrastructure. In June 2018, the MIIT and the State-owned Assets Supervision and Administration Commission of the State Council jointly issued the 2018 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. First, the Opinions continued the implementation of the joint construction and sharing of telecommunications infrastructure and required that the supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be uniformly planned, constructed and delivered by China Tower, with the exception that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also provided requirements for joint construction and sharing of broadband access network, transmission poles and pipelines. In particular, for new transmission poles and pipelines, joint construction is mandatory if condition permits, and for existing transmission poles, pipelines, base station areas and access network of base stations and international fibers, sharing should be strictly implemented. Moreover, the Opinions attached significant importance to the construction safety in connection with telecommunications infrastructure and set up relevant principles.

Convergence of Telecom, Broadcasting and Internet Businesses. In January 2010, the PRC government announced a policy decision, or the Three-Network-Convergence Policy, to accelerate the advancement of the convergence of television and radio broadcasting, telecommunications and Internet access businesses in order to realize interconnection and resource-sharing between the three networks and further develop the provision of voice, data, television and other services. The PRC government may amend the relevant regulations or promulgate new regulations in order to implement the Three-Network Convergence Policy. In September 2012, we received an audio and video transmission license from the former State Administration of Radio, Film and Television of the PRC, or SARFT, which enables us to provide audio and video programs through broadband Internet and mobile Internet. In June 2018, we were granted by the SARFT an Internet protocol television transmission license, which allows us to carry out Internet protocol television business.

Value-added Tax Reform Applicable to the Telecommunications Industry. Effective from June 1, 2014, the PRC business tax was replaced with a value-added tax, or VAT, in the telecommunications industry. The pilot tax rates for basic telecommunications services, value-added telecommunications services and sales of products and others were 11%, 6% and 17%, respectively. According to Cai Shui [2018] No.32, the VAT at the rate of 11% applicable to our basic telecommunications services was reduced to 10%, and the VAT at the rate of 17% applicable to our sales of products and others was reduced to 16%, which came into effect on May 1, 2018. On March 20, 2019, the MOF, the State Taxation Administration, and the General Administration of Customs issued Announcement [2019] No. 39, which reduced the VAT rate applicable to our basic telecommunications services from 10% to 9% and the VAT rate applicable to our sales of products and others from 16% to 13% as well as promulgated supporting policies regarding input tax on real estate, input tax on domestic passenger transport services, VAT credits and tax refund to deepen such VAT tax reform. Announcement [2019] No. 39 came into effect on April 1, 2019.

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

According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. While several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law, the implementation of the Cyber Security Law is still at an early stage. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in Mainland China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations.

E-Commerce Law. Effective from January 1, 2019, the E-Commerce Law of the PRC, or the E-Commerce Law, stipulates requirements in connection with the registration and licensing of e-commerce operators, taxation, electronic payment and e-commerce dispute resolution. It also addresses other important aspects of e-commerce, such as false advertising, consumer protection, data protection and cybersecurity, as well as the protection of intellectual property. The E-Commerce Law defines e-commerce operators as natural and legal persons that engage in the business of selling merchandise and/or providing services on the internet or other information networks and covers e-commerce platform operators, vendors of goods and services on the e-commerce platforms of others, and those who operate their self-built websites or through other network services. The E-Commerce Law provides that where e-commerce platform operators know, or should know, that goods or services provided on the platform do not comply with requirements for personal or property security, or otherwise violate the lawful rights and interests of consumers, and they do not take necessary measures such as deleting, blocking links or stopping transactions, they will be jointly and severally liable with the online vendor.

Market Regulation. The principal regulations governing the market in China include the PRC Anti-Unfair Competition Law, which was promulgated in September 1993 and amended in November 2017, and the PRC Anti-Monopoly Law, which took effect in August 2008. The PRC Anti-Unfair Competition Law imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. Pursuant to the PRC Anti-Monopoly Law, monopolistic conduct, including entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, is prohibited. Sanctions for violation of the prohibition on monopoly agreements and the abuse of dominant market position include an order to cease the relevant activities, confiscation of illegal gains and fines, while for failure of declaration prior to concentration, the antitrust authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses and impose fines.

Employees.

As of December 31, 2016, 2017 and 2018, we had 460,647, 464,656 and 459,152 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2018 are classified in the following table. Approximately 63.9% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2018:

	Number	% of Total
Management	33,466	7.3
Technical	115,595	25.2
Marketing	253,331	55.2
General affairs	48,191	10.5
Other	8,569	1.8

Total	459,152	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. Most of our employees are members of a labor union. We have not experienced any strikes, slowdowns or labor disputes that have interfered with our operations during 2018. We believe we have built a harmonious relationship with our employees.

The number of labor sourced by third parties was 29,130 by the end of 2018.

Property, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present use.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2018 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to international roaming agreements with Irancell Telecommunications Services Company, Mobile Company of Iran and Telecommunication Kish Company in Iran, which may be government-controlled entities. CMCC is also a party to an international GSM roaming agreements with Syriatel Mobile Telecom S.A, in Syria. As part of our ordinary telecommunications services, these international roaming agreements allow our mobile customers to use their mobile devices on a network outside their home network. In 2018, our gross revenue generated by roaming traffic under these agreements was less than US$500,000.

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

Financial Highlights

Our operating revenue reached RMB736,819 million (US$107,166 million) in 2018, of which, revenue from our telecommunications services amounted to RMB670,907 million. Our revenue structure further improved in 2018. Revenue from wireless data traffic reached RMB383,297 million (US$55,748 million) in 2018, which remained our largest revenue source. Our profit attributable to equity shareholders reached RMB117,781 million (US$17,131 million) in 2018, or basic earnings per share of RMB5.75. The total dividend payment for 2018 reached HK$3.217 per share.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2016	2017	2018
Total voice usage (in billions of minutes)	4,100.2	3,811.6	3,485.2
Handset data traffic (in petabytes)	5,680.7	12,569.3	35,453.4
Operating revenue (in RMB millions)	708,421	740,514	736,819
Operating expenses (in RMB millions)	590,333	620,388	615,432
Profit attributable to equity shareholders (in RMB millions)	108,741	114,279	117,781

In 2016, 2017 and 2018, our customer base continued to experience stable growth while our wireless data traffic business continued to experience rapid growth. Wireless data traffic remained the largest revenue source in 2018, surpassing the combined revenue of voice, SMS and MMS. Our total net increase in the number of mobile customers was 37.9 million in 2018 and our total mobile customer base reached 925.1 million as of December 31, 2018. Our total voice usage decreased by 7.0% in 2017 and further decreased by 8.6% in 2018. Our handset data traffic increased by 121.3% in 2017 and by 182.1% in 2018. Our operating revenue increased by 4.5% in 2017 and decreased by 0.5% in 2018. Our data business continued to grow, and our data services revenue accounted for 73.8% and 80.8% of our revenue from telecommunications services in 2017 and 2018, respectively. Our operating expenses increased by 5.1% in 2017 and decreased by 0.8% in 2018. Our profit attributable to equity shareholders increased by 5.1% in 2017 and by 3.1% in 2018.

The PRC economy continued to grow in terms of GDP by 6.6% in 2018, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 112.2% as of December 31, 2018, the mobile markets in some economically developed regions of Mainland China have showed signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a telecommunications and related services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

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

Average Revenue Per User

Our average revenue per mobile user per month decreased to RMB53.1 in 2018 from RMB57.7 in 2017 due to increased competition among telecommunications operators and a decline in handset data traffic tariff. Our average revenue per wireline broadband user per month decreased to RMB33.5 in 2018 from RMB35.1 in 2017.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31, 2016, 2017 and 2018. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss for doubtful accounts, depreciation, impairment of property, plant and equipment, interest in associates, goodwill and other intangible assets arising from acquisitions. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Revenue Recognition

The Group mainly provides voice, data and other telecommunications services and sells telecommunication related products to its customers through entering into contracts that are either cancellable on monthly basis or for a fixed contract period generally with prepayment term and/or penalty for early termination.

For the telecommunications services (such as voice and data services), telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services provided by the Group, if the customer can benefit from the goods or services and the Group’s promise to transfer the services or products is separately identifiable, the Group identifies them as separate performance obligations. Revenue is measured at the transaction price which is the amount of consideration to which the Group is entitled in exchange for transferring promised performance obligations to the customer excluding amounts collected on behalf of third parties. The amount of consideration is generally explicitly stated in the contract and does not include significant financing component. The Group may provide cash subsidies to third party agents in respect of specific telecommunications service contracts obtained via the agents. As the cash subsidies are ultimately enjoyed by end customers via the indirect sales channel, they represent consideration payable to customers and are accounted for as a reduction of the transaction price.

When control of a service or product is transferred to a customer, revenue is generally recognized using an output method in profit or loss as follows:

(i) Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised goods or services to a customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii) For contracts which include the provision of multiple performance obligations including services, products and/or customer point rewards, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of products and services are mainly based on its observable selling price. The standalone selling price of each point in the customer point rewards is based on its fair value. Revenue for each performance obligation is then recognized when the control of the promised goods or services transfers to the customer.

(iii) The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified good before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

The Group has both pre-paid and post-paid customers for its goods and services provided. Contract assets primarily relate to the Group’s rights to consideration for products or services provided to the customers but for which the Group does not have an unconditional right at the reporting date. In the post-paid contract, contract asset is created, which represents the difference between the amount of products revenue recognized upon sale of products or provision of service and the amount of consideration received from the customer. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the goods or services promised in the contract. Contract liabilities are presented in deferred revenue on the consolidated balance sheet. The contract assets and the contract liabilities are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non-current assets.

Incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents, are amortized on straight-line basis over the expected life of the customer contract and recorded in selling expense, if recoverable. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current assets.

Cost incurred to fulfill a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized based on straight-line basis over the expected life of the customer contract and recorded as other operating expense, if recoverable. Capitalized cost incurred to fulfill a contract is recorded as other non-current assets based on its amortization period.

Accounting policies applied prior to December 31, 2017

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

Impairment Loss for Accounts Receivable

From January 1, 2018, the loss allowance for accounts receivable is based on assumptions about risk of default and expected loss rates. We assess these assumptions and select the inputs to the impairment calculation, based on past history, existing market conditions as well as forward looking estimates at each balance sheet date.

Prior to December 31, 2017, we assess impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. Our estimates are based on the aging of our accounts receivable and other receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional impairment may be required.

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

Impairment of Property, Plant and Equipment, Goodwill and Other Intangible Assets and Investments Accounted for Using the Equity Method

Our property, plant and equipment comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, other intangible assets subject to amortization and investments accounted for using the equity method are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, investment accounted for using the equity method, goodwill and other intangible assets was recorded in 2016, 2017 and 2018, except for impairment of 2G wireless network equipment in 2017. Details are set forth in notes 14, 17 and 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Classification of Leases

We have a number of lease arrangements. We follow the guidance of “IAS 17 – Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgments and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to us. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgments or assumptions will affect the classification and hence the results of operation and financial position of us.

Possible Impact of Amendments, New Standards, Interpretations and Disclosures Issued but Not Yet Effective for the Year Ended December 31, 2018

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2018, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2018 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 16	January 1, 2019

IFRIC – Int 23	January 1, 2019

Amendments to IAS 28	January 1, 2019

Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019

Amendments to IAS 19	January 1, 2019

Amendment to IFRS 3	January 1, 2020

Amendments to IFRS 10 and IAS 28	NA*

*	In December 2018, the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method.

IFRS 16 was issued in January 2016. For lessee, it will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low value leases. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17. The accounting for lessors will not significantly change.

In accordance with IFRS 16, the lessee will recognize right-of-use assets and lease liabilities for almost all leases in the balance sheets, and record depreciation and finance cost accordingly. The adoption of IFRS 16 has a material impact on the Group’s consolidated financial statements to certain extent as the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs.

The Group has completed the evaluation of the lease portfolio, system optimization and system support upgrade, and applied the standard from its mandatory adoption date of January 1, 2019. The Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained earnings. Right-of-use assets are measured on transition as if the new rules have had always been applied. And lease liability are measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. As a lessee, the Group’s operating lease commitments were RMB220,301 million as of December 31, 2018. The Group will further separate services from leases in 2019. For short-term leases and low value leases, they will be recognized as expenses on a straight-line basis in profit or loss. For variable lease payments that do not depend on an index or a rate, they will be recognized in profit or loss as incurred. For the remaining lease commitments, the Group expects to recognize right-of-use assets and lease liabilities as of January 1, 2019 which results in liabilities to assets ratio increasing by approximately 3.5%.

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

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2016		2017		2018
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue(1):
Revenue from telecommunications services	623,422	88.0	668,351	90.3	670,907	91.1
Revenue from sales of products and others	84,999	12.0	72,163	9.7	65,912	8.9

Total	708,421	100.0	740,514	100.0	736,819	100.0

Operating expenses:
Leased lines and network assets	39,083	6.6	46,336	7.5	47,470	7.7
Interconnection	21,779	3.7	21,762	3.5	20,692	3.4
Depreciation	138,090	23.4	149,780	24.1	152,545	24.8
Employee benefit and related expenses	79,463	13.5	85,513	13.8	93,939	15.3
Selling expenses	57,493	9.7	61,086	9.8	60,326	9.8
Cost of products sold	87,352	14.8	73,668	11.9	66,231	10.7
Other operating expenses	167,073	28.3	182,243	29.4	174,229	28.3

Total	590,333	100.0	620,388	100.0	615,432	100.0

Profit from operations	118,088		120,126		121,387
Other gains	1,968		2,389		2,906
Interest and other income	16,005		15,883		15,885
Finance costs	(235)		(210)		(144)
Income from investments accounted for using the equity method	8,636		9,949		13,861

Profit before taxation	144,462		148,137		153,895
Taxation	(35,623)		(33,723)		(35,944)

Profit for the year	108,839		114,414		117,951

Attributable to:
Equity shareholders	108,741	99.9	114,279	99.9	117,781	99.9
Non-controlling interests	98	0.1	135	0.1	170	0.1

Profit for the year	108,839	100.0	114,414	100.0	117,951	100.0

(1)

Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of terminals as well as revenue from construction contracts.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long-distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic services, wireline broadband business and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of SIM cards and terminals, as well as revenue from construction contracts. See note 1 to the table above. In 2018, we adopted a new revenue standard (IFRS 15). Unless otherwise stated, all revenue and profit growth figures contained in this annual report involving the year ended December 31, 2018 are derived without applying the new revenue standard to the revenue or profit figures of the preceding year.

Operating revenue decreased from RMB740,514 million in 2017 to RMB736,819 million (US$107,166 million) in 2018, representing a year-on-year decrease of 0.5%.

Revenue from telecommunications services grew from RMB668,351 million in 2017 to RMB670,907 million (US$97,579 million) in 2018, representing a year-on-year increase of 0.4%. The cancellation of domestic data “roaming” charges, which has been implemented since July 2018 in compliance with the state’s requirements, has posed a significant impact on our revenue. In addition, the increase in competition has led to a rapid decline in data value. The growth in our telecommunications services revenue has been under tremendous pressure.

Due to the substitution effect of mobile Internet, the cancellation of handset domestic long-distances roaming tariffs and other factors, revenue from voice services decreased from RMB156,918 million in 2017 to RMB108,083 million (US$15,720 million) in 2018, representing a year-on-year decrease of 31.1%.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2017	2018
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	28,058	28,800	742	2.6
Wireless data traffic	364,906	383,297	18,391	5.0
Wireline broadband	39,731	54,285	14,554	36.6
Applications and information services	60,655	75,701	15,046	24.8

Data services revenue	493,350	542,083	48,733	9.9

Data services revenue as a percentage of revenue from telecommunications services	73.8	80.8	7.0	—

Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Data services revenue grew from RMB493,350 million in 2017 to RMB542,083 million (US$78,843 million) in 2018, representing a year-on-year increase of 9.9%. This increase was mainly due to our continuous enrichment of data products, enhancement of precise marketing and deepening of data traffic.

Revenue from wireless data traffic increased by 5.0% from RMB364,906 million in 2017 to RMB383,297 million (US$55,748 million) in 2018, and was the significant engine of revenue growth. Revenue generated from wireline broadband business grew by 36.6% from RMB39,731 million in 2017 to RMB54,285 million (US$7,895 million) in 2018. Revenue generated from SMS and MMS increased by 2.6% from RMB28,058 million in 2017 to RMB28,800 million (US$4,189 million) in 2018 due to the rapid growth of SMS revenue from corporate customers. Revenue generated from applications and information services increased by 24.8% from RMB60,655 million in 2017 to RMB75,701 million (US$11,011 million) in 2018. As a percentage of revenue from telecommunications services, data services revenue increased from 73.8% in 2017 to 80.8% in 2018.

Revenue from sales of products and others decreased by 8.7% from RMB72,163 million in 2017 to RMB65,912 million (US$9,587 million) in 2018. This decrease was mainly due to the decrease in our sales of terminals because we encouraged customers to purchase handsets from open market channels.

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

Operating expenses decreased by 0.8% from RMB620,388 million in 2017 to RMB615,432 million (US$89,511 million) in 2018. Among the operating expenses:

Leased lines and network assets expenses increased by 2.4% from RMB46,336 million in 2017 to RMB47,470 million (US$6,904 million) in 2018. The increase was mainly attributable to the continuously increasing leasing fee we paid for using telecommunications towers to maintain our advantages in the quality and coverage of our networks, which increased to RMB39.0 billion (US$5.7 billion) by 5.5% from 2017, partially offset by the decreases in leasing fees for TD-SCDMA network capacity and “Village Connect” assets. As a percentage of operating expenses, leased lines and network assets expenses increased from 7.5% in 2017 to 7.7% in 2018.

Interconnection expenses decreased by 4.9% from RMB21,762 million in 2017 to RMB20,692 million (US$3,010 million) in 2018. Interconnection expenses as a percentage of operating expenses decreased from 3.5% in 2017 to 3.4% in 2018.

Depreciation expenses increased by 1.8% from RMB149,780 million in 2017 to RMB152,545 million (US$22,187 million) in 2018. The increase was mainly because we maintained our investment level and expanded our network assets, while the growth rate of depreciation has slowdown as we have made provisions for the impairment of 2G wireless and related assets in the previous year. As a percentage of operating expenses, depreciation expenses increased from 24.1% in 2017 to 24.8% in 2018.

Employee benefit and related expenses increased by 9.9% from RMB85,513 million in 2017 to RMB93,939 million (US$13,663 million) in 2018. We continued to adjust and optimize our personnel structure, and reallocate our compensation and incentives in favor of primary frontline employees, leading to an increase in employee benefit and related expenses. As a percentage of operating expenses, employee benefit and related expenses increased from 13.8% in 2017 to 15.3% in 2018.

Selling expenses decreased by 1.2% from RMB61,086 million in 2017 to RMB60,326 million (US$8,774 million) in 2018. This decrease was principally because we actively promoted the transformation of our marketing model, enhanced precision marketing to customers, and endeavored to improve the efficiency in utilization of marketing resources. The ratio of selling expenses to telecommunications services revenue remained industry-lowest. As a percentage of operating expenses, selling expenses were 9.8% in 2017 and in 2018.

Cost of products sold decreased by 10.1% from RMB73,668 million in 2017 to RMB66,231 million (US$9,633 million) in 2018. This decrease was primarily due to our promotion of the sales of handsets through open channels. As a percentage of operating expenses, cost of products sold decreased from 11.9% in 2017 to 10.7% in 2018.

Other operating expenses decreased by 4.4% from RMB182,243 million in 2017 to RMB174,229 million (US$25,341 million) in 2018. The decrease was mainly because we actively implemented all kinds of measures to reduce costs and increase efficiency, applied cost accountability management, and strictly controlled administrative expenditures and discretionary operating expenses. The decrease was also attributable to the provisions made in 2017 for the impairment of 2G wireless network equipment. As a percentage of operating expenses, other operating expenses decreased from 29.4% in 2017 to 28.3% in 2018. For more information on our other operating expenses and the above-mentioned provision, see note 6, respectively, to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 1.0% from RMB120,126 million in 2017 to RMB121,387 million (US$17,655 million) in 2018, and operating margin (profit from operations as a percentage of operating revenue) increased from 16.2% in 2017 to 16.5% in 2018.

Other Gains. Other gains increased by 21.6% from RMB2,389 million in 2017 to RMB2,906 million (US$423 million) in 2018, principally due to the increase in government subsidies.

Interest and Other Income. Interest and other income increased slightly from RMB15,883 million in 2017 to RMB15,885 million (US$2,310 million) in 2018.

Finance Costs. Finance costs decreased by 31.4% from RMB210 million in 2017 to RMB144 million (US$21 million) in 2018. This decrease was mainly due to a decrease in interest on bonds, which we fully repaid in October 2017. Finance costs in 2018 represented interest arising from the short term deposits made by CMCC into China Mobile Finance, a subsidiary of us.

Income from Investments Accounted for Using the Equity Method. We had income from investments accounted for using the equity method of RMB13,861 million (US$2,016 million) in 2018, an increase by 39.3% from RMB9,949 million in 2017, which was primarily attributable to our shareholding in SPD Bank and China Tower. For more information on our income from investments accounted for using the equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before taxation increased by 3.9% from RMB148,137 million in 2017 to RMB153,895 million (US$22,383 million) in 2018.

Taxation. Our income tax expense increased by 6.6% from RMB33,723 million in 2017 to RMB35,944 million (US$5,228 million) in 2018. This increase was primarily due to an increase in our taxable income. Our effective tax rate was 22.8% in 2017 and 23.4% in 2018.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 3.1% from RMB114,279 million in 2017 to RMB117,781 million (US$17,131 million) in 2018. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 15.4% in 2017 to 16.0% in 2018.

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

Operating revenue increased by 4.5% from RMB708,421 million in 2016 to RMB740,514 million in 2017. This increase was primarily due to the growth in our data services.

Revenue from telecommunications services increased by 7.2% from RMB623,422 million in 2016 to RMB668,351 million in 2017. Voice services revenue decreased by 25.3% from RMB209,949 million in 2016 to RMB156,918 million in 2017. This decrease was principally due to the substitution effect of Over The Top services and reduced voice tariff as a result of the cancellation of handset domestic long-distance roaming tariffs. Our average voice services revenue per minute continued to reflect a downward trend from RMB0.050 in 2016 to RMB0.040 in 2017. With intensified market competition and further tariff decreases, our average voice services revenue per minute may continue to decline in future periods. In response to the downward trend in voice services revenue, we are providing reasonable tariff packages and undertaking sales and marketing activities. As a percentage of revenue from telecommunications services, voice services revenue decreased from 33.7% in 2016 to 23.5% in 2017.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2016	2017
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	28,555	28,058	(497)	(1.7)
Wireless data traffic	288,178	364,906	76,728	26.6
Wireline broadband	25,618	39,731	14,113	55.1
Applications and information services	52,586	60,655	8,069	15.3

Data services revenue	394,937	493,350	98,413	24.9

Data services revenue as a percentage of revenue from telecommunications services	63.3	73.8	10.5	—

Data services revenue increased by 24.9% from RMB394,937 million in 2016 to RMB493,350 million in 2017. This increase was mainly due to the expansion of our 4G network capacity and our increased efforts to promote data traffic services with reduced data tariff which attracted new customers. Furthermore, the widespread use of mobile applications also drove the increase in data usage. Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. The growth of our revenue from handset data traffic in 2017 was partially offset by decreased handset data traffic tariff as a result of a series of preferential data traffic plans which we rolled out in May 2017. Revenue generated from wireline broadband business grew by 55.1% to RMB39,731 million in 2017, as compared to RMB25,618 million in 2016. Revenue generated from SMS and MMS decreased by 1.7% from RMB28,555 million in 2016 to RMB28,058 million in 2017 due to the substitution effect of Over The Top services, which resulted in a decrease in SMS usage from 542.4 billion messages in 2016 to 541.0 billion messages in 2017. Revenue generated from applications and information services increased by 15.3% to RMB60,655 million in 2017, as compared to RMB52,586 million in 2016. As a percentage of revenue from telecommunications services, data services revenue increased from 63.3% in 2016 to 73.8% in 2017.

Revenue from sales of products and others decreased by 15.1% from RMB84,999 million in 2016 to RMB72,163 million in 2017 mainly due to the decrease in our sales of 4G terminals because we encouraged customers to purchase handsets from open market channels.

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

Operating expenses increased by 5.1% from RMB590,333 million in 2016 to RMB620,388 million in 2017. Among the operating expenses:

Leased lines and network assets expenses increased by 18.6% from RMB39,083 million in 2016 to RMB46,336 million in 2017. The increase was mainly attributable to the leasing fee we paid for using telecommunications towers, which increased to RMB36.9 billion by 31.3% from 2016, partially offset by the decreases in network leasing fees for 3G network and “Village Connect” assets. As a percentage of operating expenses, leased lines and network assets expenses increased from 6.6% in 2016 to 7.5% in 2017.

Interconnection expenses in 2017 was RMB21,762 million, which remained relatively stable compared to RMB21,779 million in 2016. Interconnection expenses as a percentage of operating expenses decreased from 3.7% in 2016 to 3.5% in 2017.

Depreciation expenses increased by 8.5% from RMB138,090 million in 2016 to RMB149,780 million in 2017. The increase was mainly because we maintained our investment level and expanded our network assets. As a percentage of operating expenses, depreciation expenses increased from 23.4% in 2016 to 24.1% in 2017.

Employee benefit and related expenses increased by 7.6% from RMB79,463 million in 2016 to RMB85,513 million in 2017. This increase was primarily due to our adjustment and optimization of compensation structure, enhanced incentives for junior employees, and an increase in the standards of social insurance. As a percentage of operating expenses, employee benefit and related expenses increased from 13.5% in 2016 to 13.8% in 2017.

Selling expenses increased by 6.2% from RMB57,493 million in 2016 to RMB61,086 million in 2017. This increase was principally the result of our increased efforts in precision marketing and promotion of emerging business in response to intensified competition in 4G and wireline broadband markets. As a percentage of operating expenses, selling expenses slightly increased from 9.7% in 2016 to 9.8% in 2017.

Cost of products sold decreased by 15.7% from RMB87,352 million in 2016 to RMB73,668 million in 2017. This decrease was primarily due to the decrease in terminals sold. As a percentage of operating expenses, cost of products sold decreased from 14.8% in 2016 to 11.9% in 2017.

Other operating expenses increased by 9.1% from RMB167,073 million in 2016 to RMB182,243 million in 2017. This increase was primarily due to the increases in expenses to support new business operation, R&D for new technologies and ICT (Information and Communication Technology) integrated services. In addition, considering the declining 2G network utility, the significant growth in VoLTE usage and the further decline of voice tariff, we made provisions for the impairment of 2G wireless network equipment of RMB10,450 million. As a percentage of operating expenses, other operating expenses increased from 28.3% in 2016 to 29.4% in 2017. For more information on our other operating expenses and the above-mentioned provision, see notes 6 and 14, respectively, to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations increased by 1.7% from RMB118,088 million in 2016 to RMB120,126 million in 2017, and operating margin (profit from operations as a percentage of operating revenue) decreased from 16.7% in 2016 to 16.2% in 2017.

Other Gains. Other gains increased by 21.4% from RMB1,968 million in 2016 to RMB2,389 million in 2017, principally due to an increase in penalty and compensation income from RMB764 million in 2016 to RMB1,118 million in 2017.

Interest and Other Income. Interest and other income decreased by 0.8% from RMB16,005 million in 2016 to RMB15,883 million in 2017, mainly because the average bank and cash balance during the year decreased compared to the previous year.

Finance Costs. Finance costs decreased by 10.6% from RMB235 million in 2016 to RMB210 million in 2017. This decrease was mainly due to a decrease in interest on bonds, which we fully repaid in October 2017.

Income from investments accounted for using the equity method. We had income from investments accounted for using the equity method of RMB9,949 million in 2017, an increase by 15.2% from RMB8,636 million in 2016, which was primarily attributable to our shareholding in SPD Bank and China Tower. For more information on our income from investments accounted for using the equity method, see note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before tax increased by 2.5% from RMB144,462 million in 2016 to RMB148,137 million in 2017.

Taxation. Our income tax expense decreased by 5.3% from RMB35,623 million in 2016 to RMB33,723 million in 2017. This decrease was because preferential tax rates became applicable to certain of our subsidiaries and branches in 2017. Our effective tax rate decreased from 24.7% in 2016 to 22.8% in 2017.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 5.1% from RMB108,741 million in 2016 to RMB114,279 million in 2017. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) increased from 15.3% in 2016 to 15.4% in 2017.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2018, we had working capital (current assets minus current liabilities) of RMB60,718 million (US$8,831 million), compared to working capital of RMB28,214 million as of December 31, 2017 and working capital of RMB50,256 million as of December 31, 2016. The increase in our working capital as of December 31, 2018 from December 31, 2017 was primarily due to decrease in prepayments made by our customers and decrease in accounts payable. The current portion of our finance lease obligations as of December 31, 2016, 2017 and 2018 were nil, nil and nil, respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2018, we had bank deposits of RMB291,887 million (US$42,453 million), compared to bank deposits of RMB279,371 million as of December 31, 2017 and bank deposits of RMB335,297 million as of December 31, 2016.

The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2016	2017	2018
	(in millions of RMB)
Net cash generated from operating activities	253,701	245,514	206,151
Net cash used in investing activities	(194,523)	(106,533)	(212,231)
Net cash used in financing activities	(48,958)	(108,231)	(57,820)

Net increase/(decrease) in cash and cash equivalents	10,220	30,750	(63,900)

Net cash generated from operating activities decreased by 16.0% from RMB245,514 million in 2017 to RMB206,151 million (US$29,983 million) in 2018, which primarily reflects a larger decrease in prepayments made by our customers and accounts payable and a decrease in deferred revenue in 2018 compared to an increase in 2017.

Net cash generated from operating activities decreased by 3.2% from RMB253,701 million in 2016 to RMB245,514 million in 2017, which primarily reflects a decrease in accounts payable, compared to an increase in 2016, a smaller increase in deferred revenue and a smaller increase in accrued expenses and other payables, and was partially offset by an increase in our profit before taxation excluding depreciation and amortization, and a decrease in other receivables, compared to an increase in 2016.

Net cash used in investing activities increased by 99.2% from RMB106,533 million in 2017 to RMB212,231 million (US$30,868 million) in 2018, primarily due to an increase in bank deposits, compared to a decrease in 2017, and the receipt of consideration from China Tower in 2017, which did not repeat in 2018.

Net cash used in investing activities decreased by 45.2% from RMB194,523 million in 2016 to RMB106,533 million in 2017, primarily due to a decrease in bank deposits, compared to an increase in 2016, and receipt of consideration from China Tower, which was partially offset by an increase in purchase of available-for-sale financial assets, and an increase in short-term loans granted by China Mobile Finance and payment for other investments.

Net cash used in financing activities decreased by 46.6% from RMB108,231 million in 2017 to RMB57,820 million (US$8,410 million) in 2018. The smaller amount of cash used in financing activities in 2018 compared to 2017 was mainly because we paid a special dividend to our shareholders in 2017 in celebration of the 20th anniversary of our public listing.

Net cash used in financing activities increased by 121.1% from RMB48,958 million in 2016 to RMB108,231 million in 2017. The larger amount of cash used in financing activities in 2017 compared to 2016 was mainly attributable to an increase in dividends paid to our shareholders.

Capital Expenditures

Capital expenditures incurred in 2016, 2017 and 2018 were RMB187,291 million, RMB177,533 million and RMB167,075 million (US$24,300 million), respectively. We incurred capital expenditures principally for the construction of mobile communication networks, NB-IoT and information technology support, transmission facilities, buildings, infrastructure and power systems, business networks, support systems and others. The level of our capital expenditures decreased in 2018 principally due to our prudent planning and allocation of resources to increase capital expenditure efficiency.

We estimate that we will incur capital expenditures of approximately RMB149.9 billion (US$21.8 billion) in 2019 (excluding 5G pre-commercial use). The total capital expenditure for 2019 (including 5G pre-commercial use) will be less than the total capital expenditure for 2018. Capital expenditure will serve for a variety of purposes which primarily include catering for the growth of 4G data traffic, raising broadband quality and speed, securing investments for the corporate market, laying a solid foundation for our transformational development and promoting network evolution and upgrades.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2019.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

We currently have a corporate credit rating of A1/Outlook Stable from Moody’s and A+/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. As of December 31, 2018, we did not have any borrowings.

Other Contractual Obligations and Commitments

As of December 31, 2018, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. The principal components of these obligations and commitments include:

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

For further disclosure regarding leases and other commitments, please see note 35 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2018:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	190,847	190,847	—	—	—
Bills Payable	3,221	3,221	—	—	—
Accrued Expenses and Other Payables	195,572	195,572	—	—	—
Amount Due to Ultimate Holding Company	11,020	11,020	—	—	—

Total Contractual Obligations	400,660	400,660	—	—	—

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2018:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Operating Lease Commitments	220,301	56,336	95,527	53,728	14,710
Capital Commitments	53,501	48,636	4,865	—	—

Total Commercial Commitments	273,802	104,972	100,392	53,728	14,710

Apart from the commitments listed above, as of December 31, 2018, the company had a commitment to invest RMB366 million in China Mobile Fund upon its request.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Trend Information

See our discussion in each section of “— Overview of Our Operations” and “— Results of Operations” included elsewhere under this Item.

Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

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

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 18, 2019.

Name	Age	Position
Mr. YANG Jie	56	Executive Director and Chairman
Mr. LI Yue	59	Executive Director and Chief Executive Officer
Mr. DONG Xin	52	Executive Director, Vice President and Chief Financial Officer
Dr. Moses M.C. CHENG	69	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	72	Independent Non-Executive Director
Mr. Stephen K.W. YIU	58	Independent Non-Executive Director
Dr. YANG Qiang	57	Independent Non-Executive Director

Mr. YANG Jie has served as our Executive Director and Chairman since March 2019. He is in charge of our overall management. Mr. Yang is also the Chairman of CMCC and a director and the Chairman of CMC. Mr. Yang previously served as a Deputy Director General of Shanxi Posts and Telecommunications Administration, a General Manager of Shanxi Telecommunications Corporation, a Vice President of China Telecom Beijing Research Institute, a General Manager of the Business Department of the Northern Telecom of the former China Telecommunications Corporation, the President and Chairman of China Telecommunications Corporation, and the President, Chief Operating Officer, Chairman and Chief Executive Officer of China Telecom Corporation Limited. Mr. Yang graduated from the Beijing University of Posts and Telecommunications majoring in radio engineering in 1984 and obtained a doctorate degree in business administration from the ESC Rennes School of Business in 2008. Mr. Yang is a professor-level senior engineer with extensive experience in management and the telecommunications industry.

Mr. LI Yue has served as our Executive Director since March 2003 and our Chief Executive Officer since August 2010. He is in charge of our operations, strategic development as well as international business. Mr. Li is also the President and director of CMCC and CMC. Mr. Li previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the Preparatory Team of CMCC, Vice President of CMCC, Chairman of Aspire, a non-executive director of Phoenix Satellite Television Holdings Ltd and Chairman of Union Mobile Pay Limited. Mr. Li graduated from the Correspondence College of Beijing University of Posts and Telecommunications with a Bachelor’s degree in telephone exchange, holds a Master’s degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and has won multiple national, provincial and ministerial level Science and Technology Advancement Awards. Mr. Li has many years of experience in the telecommunications industry, including experience in telecommunications network operations and maintenance, planning and construction, operational management and development strategies.

Mr. DONG Xin has served as our Executive Director, Vice President and Chief Financial Officer since March 2017. Mr. Dong is principally in charge of corporate affairs, planning and construction, finance, internal audit and investor relations of the Company. He is also a Vice President and the Chief Accountant of CMCC and a Director and Vice President of CMC. In May 2018, Mr. Dong was appointed as a non-executive director of China Tower. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, Director General of the Planning and Construction Department of CMCC, Chairman and President of China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management.

Dr. Moses M.C. CHENG has served as our Independent Non-Executive Director since March 2003. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves as the chairman of the Insurance Authority. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public companies in Hong Kong. Dr. Cheng had ceased to be an independent non-executive director of ARA Asset Management Limited, a company formerly listed in Singapore.

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

Dr. YANG Qiang has served as our Independent Non-Executive Director since May 2018. Mr. Yang is currently the Chief AI Officer of WeBank Co., Ltd., the Founding Director of the Big Data Institute, the Chair Professor and former New Bright Professor of Engineering and the former Head of the Department of Computer Science And Engineering of the Hong Kong University of Science and Technology or HKUST, as well as the chief scientific consultant to Shenzhen Qianhai 4Paradigm Data Technology Co., Ltd. Dr. Yang had served as, among other posts, an assistant professor and a tenured associate professor at the Department of Computer Science of the University of Waterloo in Canada from September 1989 to August 1995, a tenured associate professor, an industrial research chair and a full professor at the School of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an associate professor, a full professor and an associate head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From 2009 to November 2014, Dr. Yang was also a technical consultant to the 2012 Laboratories of Huawei Technologies Co., Ltd. or Huawei, in charge of big data research, and served as, among other posts, the Founding Head of Huawei’s Noah’s Ark Research Lab and the head of Huawei’s Big Data Committee. Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987 respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2018 was approximately RMB4.1 million (US$0.6 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2018 was approximately HK$1.5 million (US$0.2 million). See note 10 to our consolidated financial statements included in this annual report on Form 20-F for details of the compensation we paid to our directors on an individual basis.

Board Practices

To enhance our corporate governance, we have three principal board committees: the audit committee, the remuneration committee and the nomination committee. The audit committee, the remuneration committee and the nomination committee are all comprised solely of independent non-executive directors.

Audit Committee

The members of our audit committee are Mr. Stephen K.W. Yiu, as chairman of the committee, Dr. Moses M.C. Cheng, Mr. Paul M.Y. Chow and Dr. Yang Qiang. The audit committee’s major responsibilities include:

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

Remuneration Committee

The members of our remuneration committee are Dr. Moses M.C. Cheng, as chairman of the committee, Mr. Paul M.Y. Chow and Mr. Stephen K.W. Yiu. The remuneration committee’s major responsibilities include:

•	to advise the Board in relation to the remuneration structure and payments of our executive directors and executives; and

•	to represent the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts.

Meetings of the remuneration committee are held at least once a year.

Nomination Committee

The members of our nomination committee are Mr. Paul M.Y. Chow, as chairman of the committee, Dr. Moses M.C. Cheng and Stephen K.W. Yiu. The primary responsibilities of the nomination committee include:

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of March 31, 2019, our directors and senior management who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Moses M.C. Cheng	300,000	0.0015%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2019, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company, representing approximately 72.72% of our issued and outstanding share capital. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2019, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares and the number of the holders of our ADSs.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2019, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, Brunei, Chile, Indonesia, Malaysia, United Arab Emirates, Peru, Saudi Arabia, South Africa and Yemen, and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in the United Kingdom and the United States. In addition, individual applications have been filed in seven countries and an application as a trademark under the Protocol Relating to the Madrid Agreement has been filed in 45 countries.

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

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC can collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT (and, prior to April 2008, to the Ministry of Information Industry, the predecessor of the MIIT). In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us. In 2018, no consideration was paid from us to CMCC or from CMCC to us under the Spectrum and Numbering Resources Agreement.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers. In 2018, no consideration was paid from us to CMCC or from CMCC to us under the Inter-Provincial Transmission Line Leasing Settlement Agreement.

Platform Development

Aspire, which is 66.41% owned by us, has a platform development master agreement (the “Platform Development Agreement”) with CMCC, pursuant to which Aspire (or its subsidiaries) will provide technology platform development and maintenance services to CMCC and its subsidiaries. These services include system and gateway integration services, hardware, software and system development (including development of applications), technical support and major overhaul services for a standardized, nationwide platform for wireless data.

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates. In 2018, no consideration was paid from us to CMCC or from CMCC to us under the Platform Development Agreement.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement did not exceed RMB3,300 million in 2018, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB3,500 million in 2019. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2018 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under Chapter 14A of the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2018 under the Network Assets Leasing Agreement did not exceed RMB3,500 million. It is expected that, in 2019, the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB3,500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Transfer of Tower Assets to China Tower

On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange, in August 2018, and as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2019, we indirectly owned approximately 28% equity interest in China Tower through CMC, our wholly-owned subsidiary.

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

During 2016 and 2017, the SEC issued comment letters relating to the Company’s previously filed annual reports on Form 20-F for the fiscal years ended December 31, 2015 and 2016. The comment letters inquired mainly about the background, execution process, and accounting treatment in relation to the Company’s disposal and lease of telecommunications towers and related assets with China Tower. The Company responded to these comment letters and was notified by the SEC in its letter dated October 20, 2017 that it has completed its review of such previously filed annual reports of the Company. The SEC did not in its October 2017 letter require us to make any amendment to those previously filed annual reports.

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

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement did not exceed RMB2,800 million, RMB2,200 million and RMB2,200 million in 2016, 2017 and 2018, respectively. The transactions contemplated under the Property Leasing and Management Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental and property management service charges payable by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement in 2019 are not expected to exceed RMB2,200 million.

Item 8.	Financial Information.

Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

Other than the Investigation by the SAMR, we are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial condition and results of operations.

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2018 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.391 per share for the fiscal year ended December 31, 2018, representing a full-year dividend payout ratio of 49%. This, together with the interim dividend of HK$1.826 per share, amounted to an aggregate dividend payment of HK$3.217 per share for the full fiscal year of 2018.

In 2019, taking into consideration the our financial position, ability to generate cash flow and future development needs, we will maintain a stable dividend payout ratio for 2019 and strive to create greater value for our shareholders.

Our board of directors believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for our future development and create favorable returns for our shareholders.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol “CHL.” Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997 under the stock code “941”. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2018 and March 31, 2019, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2018 and March 31, 2019, there were, respectively, 426 and 417 registered holders of American depositary receipts evidencing 108,552,717 and 107,663,573 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CMCC and China Tower.

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

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes;

•	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for U.S. federal income tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the ordinary shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the ordinary shares or ADSs.

You are a U.S. holder if you are a beneficial owner of ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation (or an entity treated as a domestic corporation);

•	an estate whose income is subject to United States federal income tax regardless of its source; or

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

The tax treatment of your ordinary shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of the ordinary shares, is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on the New York Stock Exchange or another established securities market in the United States. The ADSs will be listed on the New York Stock Exchange, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. As our ordinary shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty, it is unclear whether dividends paid with respect to our ordinary shares will also be qualified dividend income.

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

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “Taxation — PRC — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. Subject to certain limitations, the PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund or reduction of the tax withheld is available under PRC law, or to the extent that you could have avoided or reduced the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided or reduced will not be eligible for credit against your United States federal income tax liability.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay upon a sale of ordinary shares will not be a creditable tax for United States federal income tax purposes, although the proceeds that you are treated as receiving upon a sale of ordinary shares will be reduced by the amount of the stamp duty.

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

PFIC Rules

We believe that we should not currently be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future, However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares:

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

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in your ordinary shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs that preceded the taxable year in which you receive the distribution).

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

We are subject to market rate risks due to fluctuations in interest rates. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2018.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2018, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2018		As of December 31, 2017
	2019	2020	2021	2022	2023	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	1	—	—	—	—	—	1	1	1	1
in Hong Kong dollars	—	—	—	—	—	—	—	—	—	—
Bank deposits:
in U.S. dollars	3,621	—	—	—	—	—	3,621	3,621	2,720	2,720
in Hong Kong dollars	4,490	—	—	—	—	—	4,490	4,490	3,637	3,637
Cash and cash equivalents:
in U.S. dollars	2,887	—	—	—	—	—	2,887	2,887	2,798	2,798
in Hong Kong dollars	532	—	—	—	—	—	532	532	756	756

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10007, USA, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2018 was US$389,421.91, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2018 was US$117,411.78.

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

As of December 31, 2018, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2018, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 29, 2019 appearing on page F-2 of this annual report on Form 20-F.

/s/ LI Yue		/s/ DONG Xin
Name:	LI Yue	Name:	DONG Xin
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2018, we completed the implementation of internal controls designed to address the impact of IFRS15, which we adopted on a modified retrospective basis effective from January 1, 2018. Other than as discussed above, there were no other changes to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

All members of our audit committee have extensive management experience. In particular, Mr. Stephen K.W. YIU has many years of accounting and finance experience and expertise. For detailed biographical information of Mr. Yiu, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.” Our board of directors has determined that Mr. Yiu is qualified as an “audit committee financial expert,” as defined in Item 16A of Form 20-F. All audit committee members satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2017 and 2018:

	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees(2)
	(in millions of RMB)
2017	107	—	3	12
2018	108	—	3	6

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
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

The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange’s listing standards include:

Section 303A.01 of the New York Stock Exchange Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that at least one-third of our board of directors shall be independent non-executive directors as determined under the Hong Kong Listing Rules. We currently have four independent directors out of a total of seven directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the New York Stock Exchange Listed Company Manual.

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that the chairman of a listed company in Hong Kong should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors. In 2018, our Audit Committee comprising four independent non-executive directors met once with our external auditors without any executive directors present.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).(10)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(2)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(3)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(4)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(4)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (5)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(5)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(6)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(7)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(8)

4.11	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.12	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(9)

4.13	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(10)

4.14	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(11)

4.15	Agreement on the Transfer of Business and Assets of China Tietong Telecommunications Corporation, dated November 27, 2015, between China Mobile Tietong Company Limited and China Tietong Telecommunications Corporation (with English translation).(11)

4.16	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(11)

4.23	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation). (12)

4.24	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation). (12)

4.25	Trademark Licensing Agreement, entered into in December 2017, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communication Co., Ltd. (with English translation). (13)

4.26	Supplementary Agreement to Commercial Pricing Agreement, dated January 31, 2018, between China Mobile Communication Co., Ltd. and China Tower Corporation Limited (with English translation). (13)

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-14696), filed with the SEC on April 27, 2017.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-14696), filed with the SEC on April 26, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ LI Yue
Name:	LI Yue
Title:	Executive Director and Chief Executive Officer

Date: April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mobile Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 29, 2019

We have served as the Company’s auditor since 2013.

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

			2018	2017	2016
	Note		Million	Million	Million

Operating revenue	4

Revenue from telecommunications services			670,907	668,351	623,422
Revenue from sales of products and others			65,912	72,163	84,999

			736,819	740,514	708,421

Operating expenses

Leased lines and network assets			47,470	46,336	39,083
Interconnection			20,692	21,762	21,779
Depreciation			152,545	149,780	138,090
Employee benefit and related expenses	5		93,939	85,513	79,463
Selling expenses			60,326	61,086	57,493
Cost of products sold			66,231	73,668	87,352
Other operating expenses	6		174,229	182,243	167,073

			615,432	620,388	590,333

Profit from operations			121,387	120,126	118,088
Other gains	7		2,906	2,389	1,968
Interest and other income	8		15,885	15,883	16,005
Finance costs	9		(144)	(210)	(235)
Income from investments accounted for using the equity method			13,861	9,949	8,636

Profit before taxation			153,895	148,137	144,462

Taxation	12	(a)	(35,944)	(33,723)	(35,623)

PROFIT FOR THE YEAR			117,951	114,414	108,839

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

		2018	2017	2016
	Note	Million	Million	Million

Other comprehensive income for the year, net of tax:

Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		(168)	—	—
Share of other comprehensive income/(loss) of investments accounted for using the equity method		60	—	(16)

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		—	(5)	24
Currency translation differences		1,160	(735)	774
Share of other comprehensive income/(loss) of investments accounted for using the equity method		1,188	(1,038)	(1,043)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,191	112,636	108,578

Profit attributable to:

Equity shareholders of the Company		117,781	114,279	108,741
Non-controlling interests		170	135	98

PROFIT FOR THE YEAR		117,951	114,414	108,839

Total comprehensive income attributable to:

Equity shareholders of the Company		120,021	112,501	108,480
Non-controlling interests		170	135	98

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		120,191	112,636	108,578

Earnings per share – Basic and diluted	13	RMB5.75	RMB5.58	RMB5.31

The notes on pages F-15 to F-108 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

		As of December 31, 2018	As of December 31, 2017
	Note	Million	Million

Assets

Non-current assets

Property, plant and equipment	14	666,496	648,029
Construction in progress	15	72,180	78,112
Land lease prepayments and others	16	27,778	28,322
Goodwill	17	35,343	35,343
Other intangible assets		2,620	1,721
Investments accounted for using the equity method	19	145,325	132,499
Deferred tax assets	20	29,654	33,343
Financial assets at fair value through other comprehensive income	21	587	—
Available-for-sale financial assets	21	—	44
Restricted bank deposits	22	12,369	6,504
Other non-current assets	4(a)	8,442	—

		1,000,794	963,917

Current assets

Inventories	23	8,857	10,222
Contract assets	4(a)	5,022	—
Accounts receivable	24	26,540	24,153
Other receivables	25	39,543	31,201
Prepayments and other current assets	25	27,002	24,552
Amount due from ultimate holding company	26	570	221
Tax recoverable		1,959	1,519
Financial assets at fair value through profit or loss	21	76,425	—
Available-for-sale financial assets	21	—	65,630
Restricted bank deposits	22	9	691
Bank deposits	27	291,887	279,371
Cash and cash equivalents	28	57,302	120,636

		535,116	558,196

Total assets		1,535,910	1,522,113

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of December 31, 2018	As of December 31, 2017
	Note	Million	Million

Equity and liabilities

Liabilities

Current liabilities

Accounts payable	29	190,847	233,169
Bills payable		3,221	3,303
Deferred revenue	30	63,185	85,282
Accrued expenses and other payables	31	195,572	190,866
Amount due to ultimate holding company	26	11,020	8,646
Income tax payable		10,553	8,716

		474,398	529,982

Non-current liabilities

Deferred revenue – non-current	30	4,881	2,888
Deferred tax liabilities	20	822	362

		5,703	3,250

Total liabilities		480,101	533,232

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

			As of December 31, 2018	As of December 31, 2017
	Note		Million	Million

Equity

Share capital	32	(a)	402,130	402,130
Reserves			650,275	583,506

Total equity attributable to equity shareholders of the Company			1,052,405	985,636

Non-controlling interests			3,404	3,245

Total equity			1,055,809	988,881

Total equity and liabilities			1,535,910	1,522,113

The notes on pages F-15 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2016	402,130	(264,289)	72	(165)	279,484	500,104	917,336	3,032	920,368

Changes in equity for 2016:
Profit for the year	—	—	—	—	—	108,741	108,741	98	108,839
Change in value of available-for-sale financial assets	—	24	—	—	—	—	24	—	24
Currency translation differences	—	—	—	774	—	—	774	—	774
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,043)	—	—	—	(16)	(1,059)	—	(1,059)

Total comprehensive income for the year	—	(1,019)	—	774	—	108,725	108,480	98	108,578

Dividends approved in respect of previous year (note 32(b)(ii))	—	—	—	—	—	(20,764)	(20,764)	(13)	(20,777)
Dividends declared in respect of current year (note 32(b)(i))	—	—	—	—	—	(26,227)	(26,227)	—	(26,227)
Transfer to PRC statutory reserves (note 32(c)(ii))	—	—	—	—	25,525	(25,525)	—	—	—
Others	—	—	—	—	196	—	196	—	196

As of December 31, 2016	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138

The notes on pages F-15 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC Statutory and other reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million

As of January 1, 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138

Changes in equity for 2017:
Profit for the year	—	—	—	—	—	114,279	114,279	135	114,414
Change in value of available-for-sale financial assets	—	(5)	—	—	—	—	(5)	—	(5)
Currency translation differences	—	—	—	(735)	—	—	(735)	—	(735)
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,038)	—	—	—	—	(1,038)	—	(1,038)

Total comprehensive income for the year	—	(1,043)	—	(735)	—	114,279	112,501	135	112,636

Dividends approved in respect of previous year (note 32(b)(ii))	—	—	—	—	—	(22,204)	(22,204)	(7)	(22,211)
Dividends declared in respect of current year (note 32(b)(i))	—	—	—	—	—	(83,832)	(83,832)	—	(83,832)
Transfer to PRC statutory reserves (note 32(c)(ii))	—	—	—	—	21,808	(21,808)	—	—	—
Others	—	—	—	—	150	—	150	—	150

As of December 31, 2017	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881

As of December 31, 2017 (As previously reported)	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881

Changes in accounting policies (note 3)	—	548	—	—	1,181	4,802	6,531	—	6,531

As of January 1, 2018 (As restated)	402,130	(265,803)	72	(126)	328,344	527,550	992,167	3,245	995,412

Changes in equity for 2018:
Profit for the year	—	—	—	—	—	117,781	117,781	170	117,951
Changes in the fair value of financial assets at fair value through other comprehensive income	—	(168)	—	—	—	—	(168)	—	(168)
Currency translation differences	—	—	—	1,160	—	—	1,160	—	1,160
Share of other comprehensive income of investments accounted for using the equity method	—	1,248	—	—	—	—	1,248	—	1,248

Total comprehensive income for the year	—	1,080	—	1,160	—	117,781	120,021	170	120,191

Dividends approved in respect of previous year (note 32(b)(ii))	—	—	—	—	—	(27,060)	(27,060)	(10)	(27,070)
Dividends declared in respect of current year (note 32(b)(i))	—	—	—	—	—	(32,870)	(32,870)	—	(32,870)
Transfer to PRC statutory reserves (note 32(c)(ii))	—	—	—	—	19,148	(19,148)	—	—	—
Others	—	—	—	—	147	—	147	(1)	146

As of December 31, 2018	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809

The notes on pages F-15 to F-108 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

(Expressed in RMB)

			2018	2017	2016
	Note		Million	Million	Million

Operating activities

Profit before taxation			153,895	148,137	144,462
Adjustments for:
- Depreciation of property, plant and equipment			152,545	149,780	138,090
- Amortization of other intangible assets	6		1,609	515	499
- Amortization of land lease prepayments	16		467	446	443
- Loss/(gain) on disposal of property, plant and equipment	6		8	8	(180)
- Write-off and impairment of property, plant and equipment	6		1,250	12,593	7,216
- Impairment loss of doubtful accounts	6		4,635	3,392	3,734
- Write-down of inventories	6		155	297	282
- Interest and other income	8		(15,885)	(15,883)	(16,005)
- Finance costs	9		144	210	235
- Income from investments accounted for using the equity method			(13,861)	(9,949)	(8,636)
- Net exchange gain			(46)	(27)	115

Operating cash flows before changes in working capital			284,916	289,519	270,255

Decrease/(increase) in inventories			1,212	(1,690)	886
Increase in contract assets	4	(a)	(874)	—	—
Increase in contract cost	4	(a)	(2,021)	—	—
Increase in accounts receivable			(7,058)	(8,367)	(4,930)
Decrease/(increase) in other receivables			1,784	648	(4,668)
Increase in prepayments and other current assets			(2,999)	(6,330)	(5,071)
(Increase)/decrease in amount due from ultimate holding company			(348)	—	26
Increase in deposited customer reserves	22		(4,835)	(3,047)	—
(Decrease)/increase in accounts payable			(16,400)	(1,246)	11,931
Increase in bills payable			873	1,695	227
(Decrease)/increase in deferred revenue			(19,588)	1,811	7,231
Increase in accrued expenses and other payables			4,613	9,956	17,545
Increase in amount due to ultimate holding company			112	24	10

Cash generated from operations			239,387	282,973	293,442
Tax paid
- PRC enterprise income tax paid			(33,003)	(37,324)	(39,505)
- Hong Kong profits tax paid			(233)	(135)	(236)

Net cash generated from operating activities			206,151	245,514	253,701

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

		2018	2017	2016
	Note	Million	Million	Million

Investing activities

Capital expenditure		(192,395)	(193,015)	(188,209)
Land lease prepayments and others		(580)	(590)	(1,157)
Acquisition of other intangible assets		(2,189)	(638)	(1,399)
Proceeds from disposal of property, plant and equipment		8	287	564
(Increase)/decrease in bank deposits		(11,578)	53,889	(11,967)
(Increase)/decrease in restricted bank deposits (excluding deposited customer reserves)	22	(348)	578	(135)
Interest received		11,810	15,204	13,862
Payment for investments accounted for using the equity method		(375)	(168)	(2,451)
Dividends received from investments accounted for using the equity method	19	691	847	1,944
Purchase of available-for-sale financial assets		—	(106,296)	(77,320)
Maturity of available-for-sale financial assets		—	75,550	65,881
Purchase of financial assets at fair value through profit or loss		(116,810)	—	—
Maturity of financial assets at fair value through profit or loss	21	110,087	—	—
Purchase of financial assets at fair value through other comprehensive income	21	(711)	—	—
Short-term loans granted by China Mobile Finance and payment for other investments		(16,210)	(14,417)	(1,650)
Maturity of short-term loans granted by China Mobile Finance and other investments		6,367	4,650	2,500
Receipt of consideration from China Tower		—	57,585	5,000
Others		2	1	14

Net cash used in investing activities		(212,231)	(106,533)	(194,523)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

			2018	2017	2016
	Note		Million	Million	Million

Financing activities

Interest paid			(142)	(247)	(232)
Dividends paid to the Company’s equity shareholders	32	(b)	(59,930)	(106,036)	(46,991)
Dividends paid to non-controlling shareholders of subsidiaries			(10)	(7)	(13)
Short-term deposits placed by ultimate holding company	33	(a)	10,873	8,611	5,552
Repayment of short-term deposits placed by ultimate holding company	33	(a)	(8,611)	(5,552)	(7,274)
Repayment of bonds			—	(5,000)	—

Net cash used in financing activities			(57,820)	(108,231)	(48,958)

Net (decrease)/increase in cash and cash equivalents			(63,900)	30,750	10,220

Cash and cash equivalents at beginning of year			120,636	90,413	79,842

Effect of changes in foreign exchange rate			566	(527)	351

Cash and cash equivalents at end of year	28		57,302	120,636	90,413

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB74,816 million (2017: RMB100,584 million; 2016: RMB103,940 million) to equipment suppliers as of December 31, 2018 for additions of construction in progress during the year then ended.

Changes in liabilities arising from financing activities

There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits of ultimate holding company (note 26).

The notes on pages F-15 to F-108 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing the consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in Mainland China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since October 23, 1997 and the American Depositary Shares of the Company have been listed on the New York Stock Exchange since October 22, 1997.

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

The consolidated financial statements for the year ended December 31, 2018 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of financial assets at fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”) which are carried at fair value.

All of the new or amended standards or interpretations that effective for the year beginning on January 1, 2018 have been applied for the first time by the Group. The impact of adopting these new or amended standards or interpretations is disclosed in note 3.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 37.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests (Continued)

(iii)	Business combination under common control

Under IFRSs, the Group use merger accounting to account for the business combination of entities and businesses under common control in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by the Hong Kong Institute of Certified Public Accountants.

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

The Group accounted for its investment in associates and joint ventures using the equity method.

Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as income from investments accounted for using the equity method in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statements of comprehensive income.

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

Other intangible assets such as operating license and copyrights that are acquired by the Group are stated in the balance sheets at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

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

Property, plant and equipment are stated in the balance sheets at cost less accumulated depreciation and impairment losses (see note 2(j)).

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years
Office equipment, furniture, fixtures and others	3 - 10 years

Both the assets’ useful lives and residual values, if any, are reviewed annually.

(h)	Construction in progress

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

(iii)	Leased lines and network assets and operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of non-financial assets

(i)	Impairment of investments accounted for using the equity method

Investments accounted for using the equity method are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the entity;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

–	decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of non-financial assets (Continued)

(ii)	Impairment of other assets

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

The recoverable amount of an asset is the higher of its fair value less costs of disposal and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of non-financial assets (Continued)

(ii)	Impairment of other assets (Continued)

–	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or VIU, if determinable.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Classification

From January 1, 2018 onwards, the Group classifies its financial assets, depending on the Group’s business model for managing the financial assets and the contractual terms of the related cash flows, under the following measurement categories:

•	those to be measured at amortized cost, and

•	those to be measured at fair value (either through other comprehensive income, or through profit or loss).

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(i)

The Group’s financial assets measured at amortized cost represent those financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains together with foreign exchange gains and losses. Impairment losses are presented in other operating expenses.

(ii)

For equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for these equity investments at FVOCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investments. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

(iii)

Assets that do not meet the criteria for amortized cost or are not elected/classified as FVOCI are classified as FVPL. A gain or loss on a financial instrument that is subsequently measured at FVPL is recognized in profit or loss and presented net within interest and other income in the period in which it arises.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The Group has adopted the simplified expected credit loss model for its accounts receivable and contract assets, which requires expected lifetime losses to be recognized from their initial recognition.

For other debt instruments carried at amortized cost, which have low credit risk at both the beginning and end of the reporting period, the Group adopted the expected credit loss model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial assets are written off when the Group is satisfied that recovery is remote. When loans or receivables have been written off, the Group continues to attempt to recover the receivable due. When recoveries are made, the recovered amount is recognized in profit or loss.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Accounting policies applied until December 31, 2017

The Group has retrospectively applied IFRS 9, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

Until December 31, 2017, the Group classifies its financial assets in the following categories:

•	Financial assets at fair value through profit or loss;

•	Held-to-maturity investments;

•	Loans and receivables; and

•	Available-for-sale financial assets.

The classification determined on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition.

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more loss events and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated.

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Accounting policies applied until December 31, 2017 (Continued)

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

(m)	Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less loss allowance for impairment loss of accounts receivable and other receivables (see note 2(l)), except where the effect of discounting would be immaterial.

(n)	Cash and cash equivalents

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

(p)	Deferred revenue

Deferred revenue consists primarily of contract liability which is from the excess of the cumulative consideration received or receivables from the contracted customer over the cumulative revenue, mainly including prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under customer point reward program (“Reward Program”).

(q)	Interest-bearing borrowings

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers

The Group mainly provides voice, data and other telecommunications services and sells telecommunication related products to its customers through entering into contracts that are either cancellable on monthly basis or for a fixed contract period generally with prepayment term and/or penalty for early termination.

For the telecommunications services (such as voice and data services), telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services provided by the Group, if the customer can benefit from the goods or services and the Group’s promise to transfer the services or products is separately identifiable, the Group identifies them as separate performance obligations. Revenue is measured at the transaction price which is the amount of consideration to which the Group is entitled in exchange for transferring promised performance obligations to the customer excluding amounts collected on behalf of third parties. The amount of consideration is generally explicitly stated in the contract and does not include significant financing component. The Group may provide cash subsidies to third party agents in respect of specific telecommunications service contracts obtained via the agents. As the cash subsidies are ultimately enjoyed by end customers via the indirect sales channel, they represent consideration payable to customers and accounted for as a reduction of the transaction price.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers (Continued)

When control of a service or product is transferred to a customer, revenue is generally recognized using an output method in profit or loss as follows:

(i)

Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised goods or services to a customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii)

For contracts which include the provision of multiple performance obligations including services, products and/or customer point rewards, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of products and services are mainly based on its observable selling price. The standalone selling price of each point in the customer point rewards is based on its fair value. Revenue for each performance obligation is then recognized when the control of the promised goods or services transfers to the customer.

(iii)

The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified good before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers (Continued)

The Group has both pre-paid and post-paid customers for its goods and services provided. Contract assets primarily relate to the Group’s rights to consideration for products or services provided to the customers but for which the Group does not have an unconditional right at the reporting date. In the post-paid contract, contract asset is created, which represents the difference between the amount of products revenue recognized upon sale of products or provision of service and the amount of consideration received from the customer. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the goods or services promised in the contract. Contract liabilities are presented in deferred revenue on the consolidated balance sheets. The contract assets and the contract liabilities are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non-current assets.

Incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents, are amortized on straight-line basis over the expected life of the customer contract and recorded in selling expense, if recoverable. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current assets.

Cost incurred to fulfil a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized based on straight-line basis over the expected life of the customer contract and recorded as other operating expense, if recoverable. Capitalized cost incurred to fulfil a contract is recorded as other non-current assets based on its amortization period.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers (Continued)

Accounting policies applied until December 31, 2017

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Interest income

Interest income is recognized as it accrues using the effective interest method.

(t)	Income tax

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income tax (Continued)

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Provisions and contingent liabilities

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

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheets, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

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

The functional currency of majority of the entities within the Group is RMB, which is the currency of the primary economic environment in which most of the Group’s entities operate. The Group adopted RMB as its presentation currency in the preparation of the consolidated financial statements.

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

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting currency translation differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the currency translation differences relating to that particular foreign operation is reclassified from equity to profit or loss.

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

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

3	CHANGES IN ACCOUNTING POLICIES

The following new standards, annual improvements and interpretations are mandatory for the first time for the Group’s financial year beginning on January 1, 2018 and are applicable for the Group:

IFRS 9 “Financial Instruments”

IFRS 15 “Revenue from Contracts with Customers”

Annual Improvement to IFRSs 2014-2016 cycle*

IFRIC– Int 22, “Foreign Currency Transactions and Advance Consideration”

*	It includes amendment to IFRS 12 “Disclosure of interests in other entities” which was effective on January 1, 2017 and does not have a material impact on the Group.

New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2018 do not have a material impact on the Group other than IFRS 9 and IFRS 15, details of which are set out in note 3(b) and 3(c), respectively.

In addition, the IASB also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after January 1, 2019 and have not been early adopted by the Group (see note 38). Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a)	Impact on the financial statements

This note explains the impact of the adoption of IFRS 9 and IFRS 15 on the Group’s financial statements.

As explained in note 3(b), in accordance with the transitional provisions, IFRS 9 was adopted without restating the comparative figures. And as explained in note 3(c), IFRS15 was generally adopted using the modified retrospective approach without restating comparative figures. The reclassifications and the adjustments are therefore recognized in the balance sheets on January 1, 2018.

The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the changes have not been included. The adjustments are explained in more detail in note 3(b) and note 3(c).

Consolidated Balance Sheets (Extract)

	December 31, 2017 (As previously reported)	Changes in accounting policy – IFRS 9	Changes in accounting policy – IFRS 15	January 1, 2018 (As restated)
	Million	Million	Million	Million

Assets
Non-current assets
Investments accounted for using the equity method	132,499	(2,194)	—	130,305
Deferred tax assets	33,343	24	(2,879)	30,488
Financial assets at fair value through other comprehensive income	—	44	—	44
Available-for-sale financial assets	44	(44)	—	—
Other non-current assets	—	—	6,469	6,469

	963,917	(2,170)	3,590	965,337

Current assets
Contract assets	—	—	4,139	4,139
Accounts receivable	24,153	(195)	—	23,958
Financial assets at fair value through profit or loss	—	65,630	—	65,630
Available-for-sale financial assets	65,630	(65,630)	—	—

	558,196	(195)	4,139	562,140

Total assets	1,522,113	(2,365)	7,729	1,527,477

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a)	Impact on the financial statements (Continued)

Consolidated Balance Sheets (Extract) (Continued)

	December 31, 2017 (As previously reported) Million	Changes in accounting policy – IFRS 9 Million	Changes in accounting policy – IFRS 15 Million	January 1, 2018 (As restated) Million

Equity and liabilities
Liabilities
Current liabilities
Accrued expenses and other payables	190,866	—	(782)	190,084
Deferred revenue	85,282	—	(385)	84,897

	529,982	—	(1,167)	528,815

Total liabilities	533,232	—	(1,167)	532,065

Equity
Reserves	583,506	(2,365)	8,896	590,037

Total equity	988,881	(2,365)	8,896	995,412

Total equity and liabilities	1,522,113	(2,365)	7,729	1,527,477

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	IFRS 9 “Financial Instruments

IFRS 9 replaces the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” that mainly affect the recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets of the Group.

The adoption of IFRS 9 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in note 2(l) above. In accordance with the transitional provisions, comparative figures have not been restated.

Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management assessed the classification of the financial assets according to their business models and classified its financial instruments into the appropriate IFRS 9 categories.

(i)	Reclassification of debt investment from available-for-sale financial assets to FVPL

In accordance with IFRS 9, the Group assessed and reclassified wealth management products issued by banks (“WMP”) from available-for-sale financial assets to financial assets at FVPL (RMB65,630 million as of January 1, 2018).

(ii)	Equity investments previously classified as available-for-sale financial assets that are not held for trading

For long-term investments, which are not held for trading and not expected to be sold in the short term, the Group elected to present in other comprehensive income for the changes in their fair value. As a result, RMB44 million were reclassified from available-for-sale financial assets to financial assets at FVOCI and accumulated fair value gains of RMB19 million were reclassified from the available-for-sale financial assets reserve to the FVOCI reserve on January 1, 2018, both of which are included in capital reserves.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	IFRS 9 “Financial Instruments” (Continued)

Impairment

(i)	Accounts receivable and contract assets

Upon the adoption of the simplified expected credit loss model, the related retained profits were reduced by RMB165 million and the PRC statutory reserves were reduced by RMB6 million as of January 1, 2018.

Please refer to note 4(a) for details of the loss allowances for contract assets on January 1, 2018.

(ii)	Other financial assets at amortized cost

Other financial assets at amortized cost include cash and cash equivalents, bank deposits and other receivables, etc. They are considered to be of low credit risk and thus management considers that the expected credit loss is insignificant.

Impact from the adoption of IFRS 9 by investments accounted for using the equity method

Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a major associate of the Group has adopted IFRS 9 for the year beginning January 1, 2018 without restating the comparative figures in accordance with the transitional provisions stipulated in IFRS 9. Accordingly, the balance of investment accounted for using the equity method, the retained profits and PRC statutory reserves of the Group as of January 1, 2018 were reduced by RMB2,194 million, RMB2,194 million, and RMB548 million, respectively; while the other comprehensive income of the Group as of the same date was increased by RMB548 million.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c)	IFRS 15 “Revenue from Contracts with Customers”

The adoption of IFRS 15 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in note 2(r) above.

(i)	The impact on the Group’s equity

Accounting for multiple performance obligations

Prior to the adoption of IFRS 15, the consideration received from offerings which include the provision of services and sale of mobile handset, was allocated to each element using the residual method. Upon the adoption of IFRS 15, the total consideration from arrangement with multiple performance obligations, such as mobile services, telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services, is allocated to each performance obligation based on their relative stand-alone selling prices.

In addition, prior to the adoption of IFRS 15, certain subsidies, payable to third party agents in respect of customer contracts obtained and ultimately enjoyed by end customers, were expensed as incurred. Upon the adoption of IFRS 15, such payments via the third party agents are qualified as consideration payable to a customer and accounted for as a reduction of the transaction price.

To reflect these changes in policy, as of January 1, 2018, the Group recognized contract assets of RMB5,654 million, net of a related impairment provision amounting to RMB303 million, reduced its contract liabilities and receipts-in-advance by RMB1,167 million, respectively. Accordingly, the impact on the Group’s equity as of the same date were an increase of RMB4,188 million of retained profits, and an increase of RMB1,025 million of the PRC statutory reserves, respectively.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c)	IFRS 15 “Revenue from Contracts with Customers” (Continued)

(i)	The impact on the Group’s equity (Continued)

Accounting for costs incurred to obtain a contract and to fulfil a contract

Upon the adoption of IFRS 15, the Group recognizes contract costs for incremental commission expenses paid to the agents in conjunction with obtaining customer contracts, which were previously expensed as incurred. And such cost is amortized using the straight-line method over the expected life of the customer contract. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred.

Upon the adoption of IFRS 15, the Group recognized contract costs incurred to fulfil a contract for the costs directly related to the Group’s telecommunications service contracts and are not within the scope of another accounting standard, which were previously expensed as incurred. Such cost is amortized using the straight-line method over the expected life of the customer contract.

To reflect the above changes in policy, as of January 1, 2018, the Group recognized contract costs of RMB4,954 million. Accordingly, the impact on the Group’s equity as of the same date were an increase of RMB2,973 million of retained profits, and an increase of RMB710 million of the PRC statutory reserves, respectively.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c)	IFRS 15 “Revenue from Contracts with Customers” (Continued)

(ii)	Summary of effects arising from initial application of IFRS 15

The following table shows the impact from the adoption of IFRS 15 relative to IAS 18 “Revenue” on certain impacted financial statement line items in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2018 and consolidated balance sheets as of December 31, 2018. Line items that were not affected by the initial application have not been included. The impacted areas are consistent with those disclosed in note 3(c)(i).

Consolidated Statements of Comprehensive Income (Extract)

	2018
	As reported Million	Adjustments Million	Amounts without adoption of IFRS 15 Million

Operating revenue

Revenue from telecommunications services	670,907	10,833	681,740
Revenue from sales of products and others	65,912	(5,821)	60,091

Operating expenses

Selling expenses	60,326	6,048	66,374
Cost of products sold	66,231	847	67,078
Other operating expenses	174,229	54	174,283

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c)	IFRS 15 “Revenue from Contracts with Customers” (Continued)

(ii)	Summary of effects arising from initial application of IFRS 15 (Continued)

Consolidated Balance Sheets (Extract)

	As of December 31, 2018
	As reported Million	Adjustments Million	Balances without adoption of IFRS 15 Million

Assets
Non-current assets
Deferred tax assets	29,654	3,301	32,955
Other non-current assets	8,442	(8,442)	—

Current assets
Contract assets	5,022	(5,022)	—

Equity and liabilities
Liabilities
Current liabilities
Accrued expenses and other payables	195,572	68	195,640
Deferred revenue	63,185	177	63,362

Equity
Reserves	650,275	(10,408)	639,867

4	OPERATING REVENUE

	2018	2017	2016
	Million	Million	Million

Revenue from telecommunications services
Voice services	108,083	156,918	209,949
Data services	542,083	493,350	394,937
Others	20,741	18,083	18,536

	670,907	668,351	623,422

Revenue from sales of products and others	65,912	72,163	84,999

	736,819	740,514	708,421

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

4	OPERATING REVENUE (CONTINUED)

(a)	Assets related to contracts with customers

The Group has recognized the following assets related to contract with customers:

		As of	As of
	Note	December 31, 2018	January 1, 2018
		Million	Million

Contract assets	(i)	6,489	5,654
Less: current portion		(5,022)	(4,139)

Non-current portion recorded in other non-current assets		1,467	1,515

Contract costs incurred to obtain a contract recorded in other non-current assets	(ii)	6,880	4,924

Contract costs incurred to fulfil a contract recorded in other non-current assets		95	30

Other non-current assets		8,442	6,469

Note:

(i)	Significant changes in contract assets:

	Contract assets
	Gross amount	Loss allowance
	Million	Million

As of January 1, 2018	5,957	(303)
Increase resulting from satisfaction of performance obligation	7,325	—
Reclassified to accounts receivable	(6,451)	—
Net impairment loss of contract assets	—	(39)

As of December 31, 2018	6,831	(342)

(ii)

The capitalized amount of contract costs incurred to obtain contracts was RMB9,620 million for the year ended December 31, 2018. The amount of amortization was RMB7,664 million for contract costs incurred to obtain contracts. As of December 31, 2018, the management performed impairment test for the contract costs incurred to obtain contracts and determined such impairment was not significant.

4	OPERATING REVENUE (CONTINUED)

(b)	Details of contract liabilities

Contract liabilities are presented in deferred revenue in the consolidated balance sheets. As of December 31, 2018, total contract liabilities amounted to RMB62,812 million (as of January 1, 2018: RMB81,147 million). For the year ended December 31, 2018, revenue recognized related to contract liabilities existing at January 1, 2018 amounted to RMB66,370 million.

The decrease of contract liabilities is mainly due to the Group’s adjustment in marketing strategy in reaction to the market environment.

(c)	Unsatisfied long-term contracts

The unsatisfied performance obligation of the Group is mainly relating to telecommunications services. The Group generally enters into service contracts with customers monthly or for a fixed term, and bills the customers on monthly basis based on the contract terms for the Group’s unconditional right to consideration. For the contracts that have an original expected duration of one year or less and the performance obligations which are regarded as satisfied as billed, the Group has applied the practical expedient permitted under IFRS 15, therefore, the information about the remaining performance obligations were not disclosed.

5	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2018	2017	2016
	Million	Million	Million

Salaries, wages, labor service expenses and other benefits	81,843	74,427	69,546

Retirement costs: contributions to defined contribution retirement plans	12,096	11,086	9,917

	93,939	85,513	79,463

6	OTHER OPERATING EXPENSES

		2018	2017	2016
	Note	Million	Million	Million

Maintenance		54,569	55,737	53,852
Impairment loss of doubtful accounts		4,635	3,392	3,734
Write-down of inventories		155	297	282
Amortization of other intangible assets		1,609	515	499
Operating lease charges
- land and buildings		11,439	11,453	11,628
- others	(i)	4,663	3,698	4,248
Loss/(gain) on disposal of property, plant and equipment		8	8	(180)
Write-off and impairment of property, plant and equipment (note 14)		1,250	12,593	7,216
Power and utilities expenses		32,032	30,518	29,461
Operation support and research and development expenses	(ii)	44,001	38,016	32,296
Auditors’ remuneration
- audit services	(iii)	108	107	103
- tax services		3	3	1
- other services		6	12	9
Others	(iv)	19,751	25,894	23,924

		174,229	182,243	167,073

Note:

(i)	Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.
(ii)

Operation support and research and development expenses mainly include support expenses for new business operation, research and development cost for new technology evolution, amortization of testing equipment, and other related costs.

(iii)

Audit services include reporting on the Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America with the service fee amount of RMB22 million (2017: RMB22 million; 2016: RMB22 million).

(iv)	Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.

7	OTHER GAINS

	2018	2017	2016
	Million	Million	Million

Compensation income	1,184	1,118	764
Others	1,722	1,271	1,204

	2,906	2,389	1,968

8	INTEREST AND OTHER INCOME

	2018	2017	2016
	Million	Million	Million

Interest income from bank deposits	11,443	12,884	14,714
Fair value gains recognized	4,442	2,999	1,291

	15,885	15,883	16,005

9	FINANCE COSTS

	2018	2017	2016
	Million	Million	Million

Interest on short-term deposits received (note 33(a))	142	21	7
Interest on bonds	—	187	228
Others	2	2	—

	144	210	235

10	DIRECTORS’ REMUNERATION

Directors’ remuneration during 2018 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2018 Total ’000

Executive directors (Expressed in RMB)

YANG Jie[1]	—	—	—	—
SHANG Bing[2]	—	867	134	1,001
LI Yue (Chief Executive Officer)	—	1,000	163	1,163
SHA Yuejia[3]	—	745	104	849
DONG Xin[4]	—	890	157	1,047

	—	3,502	558	4,060

Independent non-executive directors (Expressed in Hong Kong dollar)

WONG Kwong Shing, Frank*	177	—	—	177
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen**	417	—	—	417
YANG Qiang***	—	—	—	—

	1,509	—	—	1,509

Directors’ remuneration during 2017 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2017 Total ’000

Executive directors (Expressed in RMB)

SHANG Bing[2]	—	781	123	904
LI Yue (Chief Executive Officer)	—	781	151	932
LIU Aili[5]	—	592	110	702
SHA Yuejia[3]	—	702	148	850
DONG Xin[4]	—	695	145	840

	—	3,551	677	4,228

Independent non-executive directors (Expressed in Hong Kong dollar)

WONG Kwong Shing, Frank*	470	—	—	470
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen**	255	—	—	255

	1,640	—	—	1,640

10	DIRECTORS’ REMUNERATION (CONTINUED)

Directors’ remuneration during 2016 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2016 Total ’000

Executive directors (Expressed in RMB)

SHANG Bing[2]	—	498	122	620
LI Yue (Chief Executive Officer)	—	717	147	864
LIU Aili[5]	—	662	141	803
XUE Taohai[6]	—	646	143	789
SHA Yuejia[3]	—	662	141	803

	—	3,185	694	3,879

Independent non-executive directors (Expressed in Hong Kong dollar)

LO Ka Shui****	130	—	—	130
WONG Kwong Shing, Frank*	470	—	—	470
CHENG Mo Chi, Moses	452	—	—	452
CHOW Man Yiu, Paul	405	—	—	405

	1,457	—	—	1,457

[1]	Mr. YANG Jie has been appointed as an executive director and the chairman of the Company with effect from March 21, 2019.

[2]	Mr. SHANG Bing has resigned from his positions as an executive director and the chairman of the Company with effect from March 4, 2019.

[3]	Mr. SHA Yuejia resigned from his position as executive director of the Company with effect from May 17, 2018.

[4]	Mr. DONG Xin was appointed as an executive director of the Company with effect from March 23, 2017.

[5]	Mr. LIU Aili resigned from his position as executive director of the Company with effect from September 29, 2017.

[6]	Mr. XUE Taohai resigned from the position as executive director of the Company with effect from March 23, 2017.

10	DIRECTORS’ REMUNERATION (CONTINUED)

*	Mr. Frank WONG Kwong Shing resigned from the role of independent non-executive director of the Company with effect from May 17, 2018.
**	Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company with effect from March 23, 2017.

***	Dr. YANG Qiang has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from May 17, 2018.

****	Mr. LO Ka Shui resigned from the position as independent non-executive director of the Company with effect from May 26, 2016.

In 2016, 2017 and 2018, executive directors of the Company voluntarily waived their directors’ fees.

The unpaid portion of executive directors’ performance related bonuses for 2018 will be determined based on the evaluation conducted in 2019, and the additional bonuses related to their term of service will be determined based on the evaluation conducted upon the completion of three-year evaluation period. Directors’ remuneration paid during 2018 included directors’ performance related bonuses and additional bonuses related to their term of service for previous years.

11	INDIVIDUALS WITH HIGHEST EMOLUMENTS

The emoluments payable to the five individuals with highest emoluments during 2016, 2017 and 2018 are as follows:

	2018	2017	2016
	’000	’000	’000

Salaries, allowances and benefits in kind	6,579	5,259	5,602
Performance related bonuses	4,208	4,014	2,029
Retirement scheme contributions	156	158	157

	10,943	9,431	7,788

The emoluments fell within the following bands:

	2018	2017	2016
	Number of individuals	Number of individuals	Number of individuals

Emolument bands
1,500,001 - 2,000,000	—	3	5
2,000,001 - 2,500,000	5	2	—

12	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

			2018	2017	2016
	Note		Million	Million	Million

Current tax
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(i	)	34,395	36,945	39,709
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii	)	275	260	193

			34,670	37,205	39,902

Deferred tax

Origination and reversal of temporary differences, net (note 20)			1,274	(3,482)	(4,279)

			35,944	33,723	35,623

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2017: 25%; 2016: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2018. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2017: 15%; 2016: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2017: 16.5%; 2016: 16.5%) of the estimated assessable profits for the year ended December 31, 2018.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

12	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2018	2017	2016
	Million	Million	Million

Profit before taxation	153,895	148,137	144,462

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	38,474	37,034	36,116
Tax effect of non-taxable items
- Income from investments accounted for using the equity method	(3,465)	(2,487)	(2,159)
- Interest and other income	(131)	(41)	(22)
Tax effect of non-deductible expenses on the PRC operations	604	772	798
Tax effect of non-deductible expenses on Hong Kong operations	85	70	76
Rate differential of certain PRC operations (note 12(a)(i))	(1,835)	(2,317)	(1,580)
Rate differential on Hong Kong operations (note 12(a)(ii))	(189)	(182)	(133)
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	1,414	154	1,562
Tax effect of deductible tax loss for which no deferred tax asset was recognized	1,267	818	1,349
Others	(280)	(98)	(384)

Taxation	35,944	33,723	35,623

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

12	TAXATION (CONTINUED)

(c)	The tax (charged)/credited relating to components of other comprehensive income is as follows:

	2018			2017			2016
	Before tax	Tax charged	After tax	Before tax	Tax credited	After tax	Before tax	Tax charged	After tax
	Million	Million	Million	Million	Million	Million	Million	Million	Million

Change in value of available-for-sale financial assets	—	—	—	(7)	2	(5)	32	(8)	24
Change in value of financial assets at FVOCI	(168)	—	(168)	—	—	—	—	—	—
Currency translation differences	1,160	—	1,160	(735)	—	(735)	774	—	774
Share of other comprehensive income/(loss) of investments accounted for using the equity method	1,248	—	1,248	(1,038)	—	(1,038)	(1,059)	—	(1,059)

Other comprehensive income/(loss)	2,240	—	2,240	(1,780)	2	(1,778)	(253)	(8)	(261)

Current tax		—			—			—
Deferred tax		—			2			(8)

		—			2			(8)

13	EARNINGS PER SHARE

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB117,781 million (2017: RMB114,279 million; 2016: RMB108,741 million) and the weighted average number of 20,475,482,897 shares (2017: 20,475,482,897 shares; 2016: 20,475,482,897 shares) in issue during the year.

In 2016, 2017 and 2018 there was no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

14	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Telecommunications transceivers, switching centers, transmission and other network equipment	Office equipment, furniture, fixtures and others	Total
	Million	Million	Million	Million

Cost:
As of January 1, 2017	136,923	1,286,267	22,991	1,446,181
Transferred from construction in progress	10,577	174,250	833	185,660
Other additions	820	962	1,193	2,975
Disposals	(72)	(181)	(109)	(362)
Assets written-off	(331)	(38,971)	(1,117)	(40,419)
Exchange differences	(141)	(359)	(4)	(504)

As of December 31, 2017	147,776	1,421,968	23,787	1,593,531

As of January 1, 2018	147,776	1,421,968	23,787	1,593,531

Transferred from construction in progress	7,624	160,654	1,616	169,894
Other additions	257	465	1,504	2,226
Disposals	(18)	(1,304)	(118)	(1,440)
Assets written-off	(323)	(33,168)	(1,490)	(34,981)
Exchange differences	135	236	2	373

As of December 31, 2018	155,451	1,548,851	25,301	1,729,603

Accumulated depreciation and impairment:

As of January 1, 2017	41,502	766,221	16,102	823,825
Charge for the year	5,695	143,026	1,227	149,948
Written back on disposals	(58)	(45)	(105)	(208)
Assets written-off and impairment loss	(299)	(26,465)	(1,068)	(27,832)
Exchange differences	(20)	(208)	(3)	(231)

As of December 31, 2017	46,820	882,529	16,153	945,502

As of January 1, 2018	46,820	882,529	16,153	945,502
Charge for the year	5,625	145,504	1,480	152,609
Written back on disposals	(15)	(1,297)	(116)	(1,428)
Assets written-off	(290)	(32,064)	(1,372)	(33,726)
Exchange differences	18	131	1	150

As of December 31, 2018	52,158	994,803	16,146	1,063,107

Net book value:
As of December 31, 2018	103,293	554,048	9,155	666,496

As of December 31, 2017	100,956	539,439	7,634	648,029

14	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the year ended December 31, 2017, as a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE business services, the usage and utilization of the Group’s 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster and the management anticipates more pressure on the profitability of 2G wireless and related assets (“2G Network Assets”). Therefore, based on the impairment testing results, management recognized an impairment loss of RMB10,450 million on the 2G Network Assets. No additional impairment was provided in 2018.

15	CONSTRUCTION IN PROGRESS

	2018	2017
	Million	Million

As of January 1	78,112	89,853
Additions	163,962	173,919
Transferred to property, plant and equipment	(169,894)	(185,660)

As of December 31	72,180	78,112

As of December 31, 2018, construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

16	LAND LEASE PREPAYMENTS AND OTHERS

For the year ended December 31, 2018, the amortization of land lease prepayments expensed in the profit or loss amounted to approximately RMB467 million (2017: approximately RMB446 million; 2016: approximately RMB443 million).

17	GOODWILL

	2018	2017
	Million	Million

Cost and carrying amount:

As of January 1 and December 31	35,343	35,343

Impairment tests for goodwill

As of December 31, 2018, the goodwill of RMB35,300 million is attributable to the cash-generating units in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2023 with subsequent transition to perpetuity. For the five years ending December 31, 2023, the average growth rate is assumed 1.5% while for the years beyond December 31, 2023, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

18	SUBSIDIARIES

The following list contains only the particulars of subsidiaries as of December 31, 2018, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Communication (BVI) Limited	British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company

China Mobile Communication Co., Ltd. (“CMC”)**	Mainland China	RMB1,641,848,326	—	100%	Network and business coordination center

China Mobile Group Guangdong Co., Ltd.	Mainland China	RMB5,594,840,700	—	100%	Telecommunications operator

China Mobile Group Zhejiang Co., Ltd.	Mainland China	RMB2,117,790,000	—	100%	Telecommunications operator

China Mobile Group Jiangsu Co., Ltd.	Mainland China	RMB2,800,000,000	—	100%	Telecommunications operator

China Mobile Group Fujian Co., Ltd.	Mainland China	RMB5,247,480,000	—	100%	Telecommunications operator

China Mobile Group Henan Co., Ltd.	Mainland China	RMB4,367,733,641	—	100%	Telecommunications operator

China Mobile Group Hainan Co., Ltd.	Mainland China	RMB643,000,000	—	100%	Telecommunications operator

China Mobile Group Beijing Co., Ltd.	Mainland China	RMB6,124,696,053	—	100%	Telecommunications operator

China Mobile Group Shanghai Co., Ltd.	Mainland China	RMB6,038,667,706	—	100%	Telecommunications operator

China Mobile Group Tianjin Co., Ltd.	Mainland China	RMB2,151,035,483	—	100%	Telecommunications operator

China Mobile Group Hebei Co., Ltd.	Mainland China	RMB4,314,668,600	—	100%	Telecommunications operator

China Mobile Group Liaoning Co., Ltd.	Mainland China	RMB5,140,126,680	—	100%	Telecommunications operator

China Mobile Group Shandong Co., Ltd.	Mainland China	RMB6,341,851,146	—	100%	Telecommunications operator

China Mobile Group Guangxi Co., Ltd.	Mainland China	RMB2,340,750,100	—	100%	Telecommunications operator

China Mobile Group Anhui Co., Ltd.	Mainland China	RMB4,099,495,494	—	100%	Telecommunications operator

China Mobile Group Jiangxi Co., Ltd.	Mainland China	RMB2,932,824,234	—	100%	Telecommunications operator

China Mobile Group Chongqing Co., Ltd.	Mainland China	RMB3,029,645,401	—	100%	Telecommunications operator

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Sichuan Co., Ltd.	Mainland China	RMB7,483,625,572	—	100%	Telecommunications operator

China Mobile Group Hubei Co., Ltd.	Mainland China	RMB3,961,279,556	—	100%	Telecommunications operator

China Mobile Group Hunan Co., Ltd.	Mainland China	RMB4,015,668,593	—	100%	Telecommunications operator

China Mobile Group Shaanxi Co., Ltd.	Mainland China	RMB3,171,267,431	—	100%	Telecommunications operator

China Mobile Group Shanxi Co., Ltd.	Mainland China	RMB2,773,448,313	—	100%	Telecommunications operator

China Mobile Group Neimenggu Co., Ltd.	Mainland China	RMB2,862,621,870	—	100%	Telecommunications operator

China Mobile Group Jilin Co., Ltd.	Mainland China	RMB3,277,579,314	—	100%	Telecommunications operator

China Mobile Group Heilongjiang Co., Ltd.	Mainland China	RMB4,500,508,035	—	100%	Telecommunications operator

China Mobile Group Guizhou Co., Ltd.	Mainland China	RMB2,541,981,749	—	100%	Telecommunications operator

China Mobile Group Yunnan Co., Ltd.	Mainland China	RMB4,137,130,733	—	100%	Telecommunications operator

China Mobile Group Xizang Co., Ltd.	Mainland China	RMB848,643,686	—	100%	Telecommunications operator

China Mobile Group Gansu Co., Ltd.	Mainland China	RMB1,702,599,589	—	100%	Telecommunications operator

China Mobile Group Qinghai Co., Ltd.	Mainland China	RMB902,564,911	—	100%	Telecommunications operator

China Mobile Group Ningxia Co., Ltd.	Mainland China	RMB740,447,232	—	100%	Telecommunications operator

China Mobile Group Xinjiang Co., Ltd.	Mainland China	RMB2,581,599,600	—	100%	Telecommunications operator

China Mobile Group Design Institute Co., Ltd.	Mainland China	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Holding Company Limited**	Mainland China	US$30,000,000	100%	—	Investment holding company

China Mobile Information Technology Co., Ltd.**	Mainland China	US$7,633,000	—	100%	Provision of roaming clearance, IT system operation, technology support services

Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company

Aspire Technologies (Shenzhen) Limited**#	Mainland China	US$10,000,000	—	100%	Technology platform development and maintenance

Aspire Information Network (Shenzhen) Limited**#	Mainland China	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development

Aspire Information Technologies (Beijing) Limited**#	Mainland China	US$5,000,000	—	100%	Technology platform development and maintenance

Fujian FUNO Mobile Communication Technology Company Limited***	Mainland China	US$3,800,000	—	51%	Network construction and maintenance, network planning and optimizing, training and communication services

Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services

Fit Best Limited	BVI	US$1	100%	—	Investment holding company

China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	—	100%	Provision of telecommunications and related services

China Mobile International Holdings Limited	Hong Kong	HK$18,195,670,000	100%	—	Investment holding company

China Mobile International Limited	Hong Kong	HK$6,400,000,000	—	100%	Provision of voice and roaming clearance services, Internet services and value-added services

China Mobile Group Device Co., Ltd.	Mainland China	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design and sale of related products

18	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/	Particulars	ownership interest
	establishment	of issued and	Held by the	Held by a
Name of company*	and operation	paid up capital	Company	subsidiary	Principal activity

China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	Mainland China	RMB11,627,783,669	—	92%	Provision of non-banking financial services

China Mobile IoT Company Limited	Mainland China	RMB2,500,000,000	—	100%	Provision of network services

China Mobile (Suzhou) Software Technology Co., Ltd.	Mainland China	RMB980,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile (Hangzhou) Information Technology Co., Ltd.	Mainland China	RMB1,250,000,000	—	100%	Provision of computer hardware and software research and development services

China Mobile Online Services Co., Ltd.	Mainland China	RMB50,000,000	—	100%	Provision of call center services

MIGU Company Limited	Mainland China	RMB7,000,000,000	—	100%	Provision of Mobile Internet digital content services

China Mobile TieTong Company Limited	Mainland China	RMB31,880,000,000	—	100%	Provision of telecommunications services

China Mobile Internet Company Limited	Mainland China	RMB2,700,000,000	—	100%	Provision of value added telecommunications services

China Mobile Investment Holdings Company Limited	Mainland China	RMB590,000,000	—	100%	Investment holding company

China Mobile Quantong System Integration Co., Ltd.	Mainland China	RMB550,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services

China Mobile (Chengdu) ICT Co., Ltd.	Mainland China	RMB200,000,000	—	100%	Provision of Information technology products and technology research and development services

China Mobile (Shanghai) ICT Co., Ltd.	Mainland China	RMB200,000,000	—	100%	Provision of Information technology products and technology research and development services

China Mobile Financial Technology Co., Ltd.	Mainland China	RMB500,000,000	—	100%	Provision of e-payment, e-commerce and Internet finance services

*	The nature of all the legal entities established in the Mainland China is limited liability company.

**	Companies registered as wholly owned foreign enterprises in the Mainland China.

***	Company registered as a sino-foreign equity joint venture in the Mainland China.

#	Effective interest held by the Group is 66.41%.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of	As of	As of
	December 31, 2018	January 1, 2018	December 31, 2017
		(As restated) (Note 3)	(As previously reported)
	Million	Million	Million

Associates	144,059	129,442	131,636
Joint ventures	1,266	863	863

	145,325	130,305	132,499

Details of principal associates are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal activity

Listed company

SPD Bank	PRC	18%	Provision of banking services

China Tower Corporation Limited (“China Tower”)	PRC	28%	Construction, maintenance and operation of telecommunications towers

IFLYTEK Co., Ltd. (“IFLYTEK”)	PRC	13%	Provision of Chinese speech and language technology products and services

True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates:

	SPD Bank
	As of December 31
	2018	2017
	Million	Million

Total assets	6,289,606	6,137,240
Total liabilities	5,811,226	5,706,255
Total equity	478,380	430,985

Total equity attributable to ordinary equity shareholders	441,642	395,484
Percentage of ownership of the Group	18%	18%

Total equity attributable to the Group	80,291	71,896
The impact of fair value adjustments at the time of acquisition, goodwill and others	6,660	6,663

Interest in associates	86,951	78,559

	China Tower		IFLYTEK		True Corporation
	As of December 31		As of December 31		As of December 31
	2018	2017	2018	2017	2018	2017
	Million	Million	Million	Million	Million	Million

Total current assets	31,799	30,517	7,762	7,329	26,309	23,566
Total non-current assets	283,565	292,126	7,540	6,151	78,251	69,511
Total current liabilities	114,759	150,041	5,813	4,428	43,097	39,589
Total non-current liabilities	20,103	45,107	1,278	1,042	33,215	26,643
Total equity	180,502	127,495	8,211	8,010	28,248	26,845

Total equity attributable to equity shareholders	180,502	127,495	7,971	7,759	28,123	26,711
Percentage of ownership of the Group	28%	38%	13%	13%	18%	18%

Total equity attributable to the Group	50,414	48,448	1,075	1,047	5,062	4,808
The impact of fair value adjustments at the time of acquisition, goodwill and others	—	—	812	805	2,851	2,664
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	(3,115)	(4,856)	—	—	—	—

Interest in associates	47,299	43,592	1,887	1,852	7,913	7,472

Note:

The Group has recognized its share of SPD Bank’s and IFLYTEK’s comprehensive income for the year 2018 based on the unaudited financial information released and publicly disclosed by SPD Bank and IFLYTEK.

On August 8, 2018, China Tower successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited and made an offering of 46,663,856,000 new ordinary shares (including both Hong Kong and International offerings with over-allotment option exercised) at a price of HK$1.26 per share. The Group’s shareholding in China Tower has been diluted from 38% to 28% and the gain as a result of equity interest dilution following the initial public offering of China Tower amounted to approximately RMB2,271 million was recorded in income from investments accounted for using the equity method.

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates (Continued):

	SPD Bank			China Tower
	2018	2017	2016	2018	2017	2016
	Million	Million	Million	Million	Million	Million
Revenue	171,542	168,619	160,792	71,819	68,665	54,474
Profit/(loss) before taxation	65,284	69,828	69,975	3,475	2,685	(776)
Profit/(loss) attributable to ordinary equity shareholders for the year	54,189	52,533	51,374	2,650	1,943	(575)
Other comprehensive income/(loss)	6,979	(5,568)	(5,480)	—	—	—
Total comprehensive income/(loss)	61,168	46,965	45,894	2,650	1,943	(575)
Dividends received from associates	533	821	1,921	—	—	—

	IFLYTEK			True Corporation
	2018	2017	2016	2018	2017	2016
	Million	Million	Million	Million	Million	Million
Revenue	7,917	5,458	3,320	33,214	28,262	23,520
Profit/(loss) before taxation	659	584	561	2,662	726	(437)
Profit/(loss) attributable to ordinary equity shareholders for the year	542	428	484	1,444	465	(531)
Other comprehensive (loss)/income	1	—	—	(46)	32	(87)
Total comprehensive income/(loss)	543	428	484	1,398	497	(618)
Dividends received from associates	18	18	18	39	—	5

(ii)

The fair values of the interests in listed associates are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2018		As of December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	86,951	52,282	78,559	67,166
China Tower	47,299	63,738	43,592	NA
IFLYTEK	1,887	6,623	1,852	10,598
True Corporation	7,913	6,589	7,472	7,450

19	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(iii)	The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As of December 31, 2018, the fair value of investment in SPD Bank was assessed to be RMB52,282 million (2017: RMB67,166 million), which was below its carrying amount by approximately 39.9% (2017: approximately 14.5%). Management of the Group performed an impairment test and determined the respective recoverable amount of the investment by the adoption of the VIU method. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending December 31, 2023 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management’s assessment results and sensitivity analysis performed, there was no impairment of the investment as of December 31, 2018.

As of December 31, 2018, the fair value of investment in True Corporation was assessed to be RMB6,589 million (2017: RMB7,450 million), which was below its carrying amount by approximately 16.7% (2017: approximately 0.3%). Management of the Group performed an impairment test and determined its recoverable amount as the higher of its fair value less costs of disposal and VIU. Based on the management’s assessment results, there was no impairment of the investment as of December 31, 2018.

Other than above, the management has determined that there was no impairment indicator of the Group’s interests in other associates as of December 31, 2017 and 2018.

Details of a major joint venture are as follows:

In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500 million in cash, which represents 50% of the equity interest of the Fund. As of December 31, 2018, CMC had contributed RMB1,134 million (2017: RMB759 million) to the Fund with an outstanding commitment to further invest RMB366 million (2017: RMB741 million) to the Fund upon a request lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as of December 31, 2018.

20	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of December 31, 2018	As of December 31, 2017
	Million	Million

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	2,982	8,236
- Deferred tax asset to be recovered within 12 months	26,672	25,107

	29,654	33,343

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(598)	(258)
- Deferred tax liabilities to be settled within 12 months	(224)	(104)

	(822)	(362)

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2018

	As of December 31, 2017 (As previously reported)	Changes in accounting policies (Note 3)	As of January 1, 2018 (As restated)	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2018
	Million	Million	Million	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	120	—	120	(45)	—	—	75
Write-off and impairment of certain network equipment and related assets	7,082	—	7,082	(1,793)	—	—	5,289
Accrued operating expenses	18,934	—	18,934	(1,219)	—	—	17,715
Deferred revenue from Reward Program	5,943	—	5,943	(159)	—	—	5,784
Impairment loss of doubtful accounts	1,270	24	1,294	164	—	—	1,458
Change in value of available-for-sale financial assets	(6)	6	—	—	—	—	—
Change in value of financial assets at FVOCI	—	(6)	(6)	—	—	—	(6)
Contract asset, contract liability and contract cost relating to customer contract	—	(2,879)	(2,879)	2,218	—	—	(661)

	33,343	(2,855)	30,488	(834)	—	—	29,654

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(362)	—	(362)	(736)	—	(19)	(1,117)
Others	—	—	—	296	—	(1)	295

	(362)	—	(362)	(440)	—	(20)	(822)

Total	32,981	(2,855)	30,126	(1,274)	—	(20)	28,832

20	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2017

	As of January 1, 2017	(Charged)/ credited to profit or loss	Credited to other comprehensive income	Exchange differences	As of December 31, 2017
	Million	Million	Million	Million	Million

Deferred tax assets arising from:

Write-down for obsolete inventories	175	(55)	—	—	120
Write-off and impairment of certain network equipment and related assets	4,538	2,544	—	—	7,082
Accrued operating expenses	17,969	965	—	—	18,934
Deferred revenue from Reward Program	5,796	147	—	—	5,943
Impairment loss for doubtful accounts	1,297	(27)	—	—	1,270
Change in value of available-for-sale financial assets	(8)	—	2	—	(6)

	29,767	3,574	2	—	33,343

Deferred tax liabilities arising from:

Depreciation allowance in excess of related depreciation	(292)	(92)	—	22	(362)

Total	29,475	3,482	2	22	32,981

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB3,130 million (2017: RMB1,716 million) and RMB3,346 million (2017: RMB2,079 million) in respect of deductible temporary differences and tax losses amounting to RMB12,536 million (2017: RMB6,885 million) and RMB16,490 million (2017: RMB8,713 million) respectively that can be carried forward against future taxable income as of December 31, 2018. The deductible tax losses are allowed to be carried forward in next five years against the future taxable profits.

21	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

	Available-for-sale financial assets
	Equity investments Million	WMP Million	FVOCI Million	FVPL Million

As of December 31, 2017 (As previously reported)	44	65,630	—	—

Changes in accounting policy - IFRS 9	(44)	(65,630)	44	65,630

As of January 1, 2018 (As restated)
-Current portion	—	—	—	65,630
-Non-current portion	—	—	44	—

Addition	—	—	711	116,941
Maturity	—	—	—	(110,087)
Fair value gains recognized in profit or loss	—	—	—	4,442
Fair value gains recognized in other comprehensive income, before tax	—	—	(168)	—

As of December 31, 2018	—	—	587	76,926

Less: Current portion	—	—	—	(76,425)

Non-current portion	—	—	587	501

Note:

(i)

The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. The equity investments represent the Group’s investments in other companies at fair values (mainly level 1: quoted price (unadjusted) in active markets) through other comprehensive income as of December 31 and January 1, 2018.

(ii)

The category of FVPL mainly comprises WMPs. All the WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31 and January 1, 2018, they were measured at the fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity.

There were no transfers between the levels of fair value hierarchy for the year ended December 31, 2018.

22	RESTRICTED BANK DEPOSITS

	As of December 31, 2018			As of December 31, 2017
	Non-current assets	Current assets	Total	Non-current assets	Current assets	Total
	Million	Million	Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves (Note)	4,486	—	4,486	3,453	—	3,453
- Deposited customer reserves (Note)	7,882	—	7,882	3,047	—	3,047
- Pledged bank deposits	1	9	10	4	691	695

	12,369	9	12,378	6,504	691	7,195

Note:

The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance and China Mobile E-Commerce Co., Ltd., respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

23	INVENTORIES

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

SIM cards, handsets and other terminals	6,939	8,357
Other consumables	1,918	1,865

	8,857	10,222

24	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

Within 30 days	11,160	13,711
31 - 60 days	3,680	3,002
61 - 90 days	2,358	1,798
Over 90 days	9,342	5,642

	26,540	24,153

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

(b)	Impairment of accounts receivable

The following table summarizes the changes in loss allowance of accounts receivable:

	2018	2017
	Million	Million

As of January 1 (As previously reported)	5,668	5,762
Changes in accounting policy - IFRS 9	195	—

As of January 1 (As restated)	5,863	5,762
Impairment loss recognized	4,480	3,415
Accounts receivable written off	(3,074)	(3,509)

As of December 31	7,269	5,668

25	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables are expected to be recovered within one year. They primarily include interest receivable from banks, utilities deposits and rental deposits etc., short-term loans granted to China Tower of RMB11,000 million (2017: RMB8,050 million) and other short-term loans granted to banks and other financial institutions as well as short-term debt investments purchased of RMB13,260 million (2017: RMB5,600 million) through China Mobile Finance. The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments, input VAT to be deducted.

As of December 31, 2017 and 2018, there were no significant overdue amounts for other receivables.

26	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2018, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries (“CMCC Group”) in China Mobile Finance amounting to RMB10,873 million (2017: RMB8,611 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

27	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

28	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

Bank deposits with original maturity within three months	3,470	5,907
Cash at banks and on hand	53,832	114,729

	57,302	120,636

29	ACCOUNTS PAYABLE

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

Payable in the periods below:

Within 1 month or on demand	164,081	201,429
After 1 month but within 3 months	8,902	13,086
After 3 months but within 6 months	7,349	7,660
After 6 months but within 9 months	3,411	2,761
After 9 months but within 12 months	7,104	8,233

	190,847	233,169

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2018	2017
	Million	Million

As of January 1 (As previously reported)	88,170	86,464
Changes in accounting policy - IFRS 15	(385)	—

As of January 1 (As restated)
- Current portion	84,897	84,289
- Non-current portion	2,888	2,175
Additions during the year	299,383	352,011
Recognized in the consolidated statements of comprehensive income	(319,102)	(350,305)

As of December 31	68,066	88,170
Less: Current portion	(63,185)	(85,282)

Non-current portion	4,881	2,888

31	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

Receipts-in-advance	69,629	73,583
Other payables	31,990	26,643
Accrued salaries, wages, labor service expenses and other benefits	6,950	6,535
Accrued expenses	87,003	84,105

	195,572	190,866

32	CAPITAL, RESERVES AND DIVIDENDS

(a)	Share capital

Ordinary shares, issued and fully paid:

			Equivalent
	Number	HK$	RMB
	of shares	Million	Million
As of January 1 and December 31, 2017 and 2018	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(b)	Dividends

(i)	Dividends attributable to the year:

	2018 Million	2017 Million	2016 Million
Ordinary interim dividend declared and paid of HK$1.826 (equivalent to approximately RMB1.540) (2017: HK$1.623 (equivalent to approximately RMB1.409); 2016: HK$1.489 (equivalent to approximately RMB1.273)) per share	32,870	28,211	26,227

Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017	—	55,621	—

Ordinary final dividend proposed after the balance sheet date of HK$1.391 (equivalent to approximately RMB1.219) (2017: HK$1.582 (equivalent to approximately RMB1.322); 2016: HK$1.243 (equivalent to approximately RMB1.112)) per share	24,955	27,077	22,766

	57,825	110,909	48,993

32	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends (Continued)

(i)	Dividends attributable to the year (Continued):

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.8762, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 28, 2018. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2018.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2018	2017	2016
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.582 (equivalent to approximately RMB1.322) (2017: HK$1.243 (equivalent to approximately RMB1.112); 2016: HK$1.196 (equivalent to approximately RMB1.002)) per share	27,060	22,204	20,764

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve mainly comprises the following:

-	RMB295,665 million debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

-	Share of other comprehensive income/(loss) of investments accounted for using the equity method;

-	The changes in fair value of financial assets at FVOCI, net of tax, until the financial assets are derecognized; and

-

The difference between the consideration and the aggregate carrying amounts of certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations acquired from the controlling party under business combinations under common control.

32	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of reserves (Continued)

(ii)	PRC statutory reserves

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

The exchange reserve comprises all currency translation differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(x).

32	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(d)	Capital management

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

As of December 31, 2017 and 2018, the Group’s total debt-to-book capitalization ratio was nil.

Except China Mobile Finance is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, the Company and its subsidiaries are not subject to externally imposed capital requirements.

33	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the years ended December 31, 2016, 2017 and 2018.

		2018	2017	2016
	Note	Million	Million	Million

Telecommunications services revenue	(i)	71	47	159
Property leasing and management services revenue	(ii)	226	188	197
Property leasing and management services charges	(ii)	1,009	999	976
Network assets leasing charges	(iii)	2,308	2,494	2,738
Network capacity leasing charges	(iii)	402	1,047	2,696
Short-term bank deposits received	(iv)	10,873	8,611	5,552
Short-term bank deposits repaid	(iv)	8,611	5,552	7,274
Interest expenses	(iv)	142	21	7

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
(iii)

The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group pursuant to the network capacity leasing agreement with CMCC Group for the provision of TD-SCDMA related services. Based on the lease classification assessments, the Group does not substantially bear the risks and reward incidental to the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases.

(iv)	The amounts represent the deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

33	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows:

	As of	As of
	December 31, 2018	December 31, 2017
	Million	Million

Accounts receivable	282	301
Other receivables	145	116
Prepayments and other current assets	5	—
Accounts payable	5,825	4,580
Accrued expenses and other payables	80	131

The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business.

33	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates and joint venture of the Group and of CMCC Group

The Group has entered into transactions with associates and joint venture of the Group or CMCC Group. The major transactions entered into by the Group and these companies and amounts due from/to these companies are as follows:

	Note		As of December 31, 2018 Million	As of December 31, 2017 Million

Accounts receivable	(i	)	240	313
Interest receivable	(ii	)	829	997
Other receivables	(iii	)	12,518	12,565
Prepayments and other current assets			160	51
Available-for-sale financial assets	(iii	)	—	31,778
Financial assets at FVPL	(iii	)	41,128	—
Bank deposits	(iii	)	44,955	62,969
Accounts payable	(iv	)	3,252	4,479
Accrued expenses and other payables	(iv	)	7,301	5,429

			2018	2017	2016
	Note		Million	Million	Million

Telecommunications services revenue	(i	)	604	828	637
Telecommunications services charges	(v	)	—	—	422
Property leasing and management services revenue	(vi	)	40	99	1
Charges for use of tower assets	(iv	)	37,837	36,335	28,144
Interest and other income	(ii	)	4,083	4,807	4,140
Dividend income			691	847	1,944

Note:

(i)	The amounts represent the telecommunications services revenue received/receivable from the Group’s associates.
(ii)

The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance; and represent the income from WMP purchased from SPD Bank. The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC.

33	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Significant transactions with associates and joint venture of the Group and of CMCC Group (Continued)

Note (Continued):

(iii)

Other receivables primarily represent the short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance, which will mature by or before December 2019 and withholding power and utilities expenses and lease charges payable on behalf of China Tower, etc. Available-for-sale financial assets as of December 31, 2017 or financial assets at FVPL as of December 31, 2018 represent the WMP purchased from SPD Bank and bank deposits represent the deposits placed with SPD Bank.

(iv)

The amounts primarily represent the charges paid/payable to China Tower for the use of telecommunications towers and related assets and the services (“Leased Tower”). On July 8, 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of Leased Tower, and entered into an agreement (the “Lease Agreement”). Accordingly, the respective provincial companies of CMC and China Tower entered into provincial company service agreements for the leasing of individual Leased Tower based on their actual service requirements. Pursuant to the management’s assessment, the 5 years lease terms of the Lease Agreement does not account for the major part of the economic lives of the Leased Tower and the present value of the minimum lease payments is not considered substantial comparing to the fair value of the corresponding Leased Tower. At the end of the lease term, there is no purchase option granted to the Group to purchase the Leased Tower. The Group also does not bear any gains or losses in the fluctuation in the fair value of the Leased Tower at the end of the lease terms. As a result, the Group does not substantially bear the risks and reward incidental to the ownership of the Leased Tower, and hence the Group accounts for the Leased Tower leasing as operating leases. On January 31, 2018, CMC and China Tower unanimously agreed on supplementary provisions to the Lease Agreement (“Supplementary Agreement”). The Supplementary Agreement mainly included: the adjustments to the pricing of tower products, the term of the agreement shall be 5 years, effective from January 1, 2018 and expiring on December 31, 2022. The Supplementary Agreement did not affect the Group’s judgement on operating lease aforementioned.

(v)	The amount represents the telecommunications services charges paid/payable to Union Mobile Pay Co., Ltd., an associate of CMCC Group until July 2016.
(vi)	The amount represents the property leasing revenue received/receivable from SPD Bank and China Tower.

33	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 26 and 33(a)), associates and joint venture (note 33(c)) and the transaction to increase contribution to the Fund (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

–	rendering and receiving telecommunications services, including interconnection revenue/charges

–	purchasing of goods, including use of public utilities

–	placing of bank deposits

These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to the terms of transactions enacted with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

(e)	For key management personnel remuneration, please refer to note 10.

34	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the consolidated balance sheets, which mainly include deposits with banks, WMP (recorded in FVPL), accounts receivable and other FVPL receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

(i)	Risk management

Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. WMPs are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings, and the related credit risks are low.

The accounts receivable of the Group is primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. Meanwhile, concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

34	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets

The Group has 3 types of financial assets that are subject to IFRS 9’s expected credit loss model:

•	Accounts receivable

•	Contract assets

•	Other financial assets at amortized cost

Accounts receivable

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable and contract assets.

To measure the expected credit losses, accounts receivable have been grouped by amounts due from individual customers, corporate customers, and other miscellaneous customer groups based on similar credit risk characteristics and ages.

The expected loss rate as of December 31 and January 1, 2018 was determined as follows for each customers group of accounts receivable due from individual customers and corporate customers, respectively:

	Within 30 days	31 days to 90 days	91 days to 1 year	Over 1 year
Individual customers
Expected loss rate	2%	20%	80%	100%

	Within 180 days	181 days to 1 year	1 year to 2 years	2 years to 3 years	Over 3 years
Corporate customers
Expected loss rate	2%	20%	60%	80%	100%

Receivables from other customers are of lower risk, and the expected credit loss is insignificant.

34	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Accounts receivable (Continued)

Impairment losses on accounts receivable and contract assets are presented as impairment losses of doubtful accounts within other operating expenses. Subsequent recoveries of amounts previously written off are credited against the same line item. In the prior year, the impairment of accounts receivable was assessed based on the incurred loss model of IAS 39. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly.

The loss allowances increased by a further RMB1,406 million to RMB7,269 million for accounts receivable in 2018 determined under IFRS 9 and the amounts are not materially different from the amounts which would otherwise been determined under the incurred loss model of IAS 39.

Other financial assets at amortized cost

Other financial assets at amortized cost include cash and cash equivalents, bank deposits, other receivables and amounts due from ultimate holding company etc. They are considered to be of low credit risk and thus the impairment provision recognized is limited to 12 months. Management considers that the expected credit loss is insignificant.

34	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk

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

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	As of December 31, 2018	As of December 31, 2017
	Carrying amount	Carrying amount
	Million	Million

Accounts payable	190,847	233,169
Bills payable	3,221	3,303
Accrued expenses and other payables	195,572	190,866
Amount due to ultimate holding company	11,020	8,646

	400,660	435,984

The contractual undiscounted cash flow of the above items as of December 31, 2017 and December 31, 2018 were equal to their respective carrying amounts and all of which are expected to be settled within one year or repayable on demand.

34	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As of December 31, 2018, the Group did not have any interest-bearing borrowings at variable rates, but had RMB10,873 million of short-term bank deposits placed by CMCC (2017: RMB8,611 million), which was at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2018, total cash and bank balances of the Group amounted to RMB361,567 million (2017: RMB407,202 million), interest-bearing receivables amounted to RMB24,260 million (2017: RMB13,650 million) and WMPs amounted to RMB76,425 million (2017: RMB65,630 million). The interest and other income for 2018 was RMB15,885 million (2017: RMB15,883 million ; 2016: RMB16,005 million) and the average interest rate was 3.33% (2017: 3.13%; 2016: 3.44%). Assuming the total cash and bank balances, interest-bearing receivables and WMPs are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,480 million (2017: RMB3,182 million; 2016: RMB3,695 million).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group’s foreign currency cash and deposits with banks represented 3.3% (2017: 2.5%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

(e)	Fair values

The carrying amount of the financial instruments carried at amortized cost are not materially different from their respective fair values at the balance sheet dates due to the short-terms or repayable on demand nature.

35	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as of December 31 but not provided in the consolidated financial statements were as follows:

	2018	2017
	Million	Million

Land and buildings	9,327	10,950
Telecommunications equipment	44,174	32,112

	53,501	43,062

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as of December 31 are as follows:

	Land and buildings	Leased lines and network assets	Others	Total
	Million	Million	Million	Million

As of December 31, 2018
Within one year	10,067	44,867	1,402	56,336
After one year but within five years	24,843	123,088	1,324	149,255
After five years	11,165	3,464	81	14,710

	46,075	171,419	2,807	220,301

As of December 31, 2017
Within one year	10,344	46,730	1,023	58,097
After one year but within five years	20,372	112,465	961	133,798
After five years	4,831	1,183	58	6,072

	35,547	160,378	2,042	197,967

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.

(c)	Investment commitments

The Group has an investment commitment to a joint venture (see note 19).

36	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2018. Further details are disclosed in note 32(b)(i).

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Note 17 contains information about the assumptions relating to goodwill impairment, and note 33 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity and Leased Tower. Other key sources of estimation uncertainty are as follows:

Impairment of accounts receivable

The loss allowance for accounts receivable is based on assumptions about risk of default and expected loss rates. The Group assesses these assumptions and selects the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at each balance sheet date.

Amortization of contract cost

As disclosed in note 3(c), certain costs incurred to obtain contracts are deferred and recognized as assets on the Group’s consolidated balance sheets. Such assets should be amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Group determines the amortization periods for these assets as the expected life of the customer contract, which is consistent with the recognition of revenue from the products and services to which the assets relate. Such costs are amortized using the straight-line method. The amortization period is updated if there is a significant change in the Group’s expected life of the customer contract.

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

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment, goodwill and investments accounted for using the equity method is disclosed in notes 14, 17 and 19, respectively.

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

38	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2018

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2018 and which have not been adopted in these consolidated financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

IFRS 16	January 1, 2019

IFRIC – Int 23	January 1, 2019

Amendments to IAS 28	January 1, 2019

Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019

Amendments to IAS 19	January 1, 2019

Amendment to IFRS 3	January 1, 2020

Amendments to IFRS 10 and IAS 28	NA	*

*	In December the IASB decided to defer the application date of this amendment until such time as the IASB has finalized its research project on the equity method.

38	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2018 (CONTINUED)

IFRS 16 “Leases”

IFRS 16 was issued in January 2016. For lessee, it will result in almost all leases being recognized on the balance sheets, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low value leases. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17. The accounting for lessors will not significantly change.

In accordance with IFRS 16, the lessee will recognize right-of-use assets and lease liabilities for almost all leases in the balance sheets, and record depreciation and finance cost accordingly. The adoption of IFRS 16 has a material impact on the Group’s consolidated financial statements to certain extent as the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs.

The Group has completed the evaluation of the lease portfolio, system optimization and system support upgrade, and applied the standard from its mandatory adoption date of January 1, 2019. The Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained earnings. Right-of-use assets are measured on transition as if the new rules have had always been applied. And lease liability are measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. As a lessee, the Group’s operating lease commitments were RMB220,301 million as of December 31, 2018 (Note 35(b)). The Group will further separate services from leases in 2019. For short-term leases and low value leases, they will be recognized as expenses on a straight-line basis in profit or loss. For variable lease payments that do not depend on an index or a rate, they will be recognized in profit or loss as incurred. For the remaining lease commitments, the Group expects to recognize right-of-use assets and lease liabilities as of January 1, 2019 which results in liabilities to assets ratio increasing by approximately 3.5%.

39	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2018 Million	2017 Million	2016 Million

Dividend income	60,044	111,490	49,080

Operating expenses	(67)	(77)	(71)

Interest and other income	41	23	11

Other gains/(losses)	250	(87)	57

Finance costs	—	(2)	(3)

Profit before taxation	60,268	111,347	49,074

Taxation	—	(14)	(1)

PROFIT FOR THE YEAR	60,268	111,333	49,073

Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	60,268	111,333	49,073

39	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of December 31, 2018 Million	As of December 31, 2017 Million

Non-current assets	491,748	490,256

Current assets	2,614	2,718

Current liabilities	4,708	3,658

Non-current liabilities	—	—

NET ASSETS	489,654	489,316

TOTAL EQUITY	489,654	489,316

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2018 Million	2017 Million	2016 Million

Net cash generated from operating activities	2	(72)	(69)

Net cash generated from investing activities	15,792	28,840	12,900

Net cash used in financing activities	(16,331)	(28,913)	(12,813)

Net (decrease)/increase in cash and cash equivalents	(537)	(145)	18

Cash and cash equivalents at beginning of year	554	796	753

Effect of changes in foreign exchange rate	228	(97)	25

Cash and cash equivalents at end of year	245	554	796