Form 20-F
period 2019-12-31
CHINA MOBILE LTD /ADR/
filed 2020-04-28
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Grace Wong

Company Secretary

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Telephone: (852) 3121-8888

Fax: (852) 2511-9092

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares*	N.A.	New York Stock Exchange

*

Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares representing the ordinary shares. The American depositary shares are traded under the symbol “CHL” and exempt from registration under Section 12(b) of the Act pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 20,475,482,897 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

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

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

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

Selected Financial Data

The following tables present selected historical financial data of our company as of and for each of the years in the five-year period ended December 31, 2019. Except for amounts presented in U.S. dollars and per American depositary share, or ADS, data, the selected historical consolidated statement of comprehensive income data and other financial data for the years ended December 31, 2017, 2018 and 2019 and the selected historical consolidated balance sheet data as of December 31, 2018 and 2019 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statement of comprehensive income data (other than ADS data) for the years ended December 31, 2015 and 2016 and the selected historical consolidated balance sheet data as of December 31, 2015, 2016 and 2017 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or IASB.

We completed the acquisition of certain assets, businesses and related liabilities as well as their related employees in relation to the fixed-line telecommunications operations, or Target Assets and Businesses, of China Tietong Telecommunications Corporation, or China Tietong, in December 2015. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” Because we and Target Assets and Businesses were under common control of China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation), or CMCC, both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations,” or AG 5, issued by the Hong Kong Institute of Certified Public Accountants, or the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the relevant periods presented.

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.9618 = US$1.00 and HK$7.7894 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The statistical information set forth in this annual report on Form 20-F relating to Mainland China is taken or derived from various publicly available government publications that were not prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside Mainland China.

	As of or for the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Statement of Comprehensive Income Data:
Operating revenue	668,335	708,421	740,514	736,819	745,917	107,144
Operating expenses	565,413	590,333	620,388	615,432	632,768	90,891
Profit from operations	102,922	118,088	120,126	121,387	113,149	16,253
Profit before taxation	143,734	144,462	148,137	153,895	142,133	20,416
Taxation	(35,079)	(35,623)	(33,723)	(35,944)	(35,342)	(5,077)
Profit for the year attributable to equity shareholders	108,539	108,741	114,279	117,781	106,641	15,318
Basic earnings per share(1)	5.30	5.31	5.58	5.75	5.21	0.75
Diluted earnings per share(1)	5.30	5.31	5.58	5.75	5.18	0.74
Basic earnings per ADS(1)	26.51	26.55	27.90	28.75	26.05	3.74
Diluted earnings per ADS(1)	26.50	26.55	27.90	28.75	25.90	3.72
Number of shares utilized in basic earnings per share calculation (in thousands)	20,473,119	20,475,483	20,475,483	20,475,483	20,475,483	20,475,483
Number of shares utilized in diluted earnings per share calculation (in thousands)	20,479,706	20,475,483	20,475,483	20,475,483	20,475,483	20,475,483

	As of or for the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS information)

Consolidated Balance Sheet Data:
Working capital(2)	(12,341)	50,256	28,214	60,718	67,799	9,739
Cash and cash equivalents	79,842	90,413	120,636	57,302	175,933	25,271
Bank deposits	323,330	335,297	279,371	291,887	130,799	18,788
Accounts receivable	17,743	19,045	24,153	26,540	32,694	4,696
Property, plant and equipment	585,631	622,356	648,029	666,496	674,832	96,934
Total assets	1,427,895	1,520,994	1,522,113	1,535,910	1,629,240	234,026
Bonds–current portion(3)	—	4,998	—	—	—	—
–non-current portion	4,995	—	—	—	—	—
Total liabilities	507,527	538,856	533,232	480,101	521,951	74,974
Share capital(4)	402,130	402,130	402,130	402,130	402,130	57,762
Shareholders’ equity	917,336	979,021	985,636	1,052,405	1,103,773	158,547
Other Financial Data:
Payment for property, plant and equipment and land use rights(5)	(173,693)	(189,366)	(193,605)	(192,975)	(202,720)	(29,119)
Net cash generated from operating activities	235,089	253,701	245,514	206,151	247,591	35,564
Net cash used in investing activities	(142,743)	(194,523)	(106,533)	(212,231)	(64,206)	(9,223)
Net cash used in financing activities	(86,510)	(48,958)	(108,231)	(57,820)	(64,901)	(9,322)
Dividend declared	46,145	48,993	110,909	57,825	59,808	8,591
Dividend declared per share (RMB)	2.205	2.385	5.508	2.759	2.886	0.417
Dividend declared per share (HK$)	2.721	2.732	6.405	3.217	3.250	0.417

(1)

The basic earnings per share have been computed by dividing profit attributable to our equity shareholders by the weighted average number of shares outstanding in 2015, 2016, 2017, 2018 and 2019. The diluted earnings per share have been computed after adjusting for the effects of all dilutive factors. In 2016, 2017 and 2018, there was no dilutive potential ordinary shares outstanding. Therefore, there was no dilution impact on the weighted average number of shares (diluted). The basic and diluted earnings per ADS amounts have been computed based on one ADS representing five ordinary shares.

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

(5)	Represents payments made for property, plant and equipment and land use rights during the year and included in net cash used in investing activities.

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

We are facing increasing competition from other telecommunications services providers in Mainland China. Principal participants in the telecommunications industry in Mainland China include China Telecom Corporation Limited, or China Telecom, China Unicom (Hong Kong) Limited, or China Unicom, China Broadcasting Network Corporation Ltd., or China Broadcasting Network, and us. On the one hand, the competition in the delivery of 4G services among China Unicom, China Telecom and us continues to intensify due to market saturation and tariff reduction. As a result, the year-on-year growth rate of our 4G customers decreased from 9.7% in 2018 to 6.4% in 2019. On the other hand, with the Ministry of Industry and Information Technology, or the MIIT, granting the basic telecommunications service operating permit for 5G digital cellular mobile service to CMCC, our parent company, the parent companies of China Telecom and China Unicom, and China Broadcasting Network on June 6, 2019, the competition with respect to the planning and promotion of 5G development and commercialization is also expected to increase.

The PRC government has extended favorable regulatory policies to our primary competitors in order to help them become more viable competitors to us. With respect to 4G services, while the MIIT granted the respective parent companies of China Telecom, China Unicom and us the permissions to provide 4G services based on the LTE/Time Division Duplex standard, or TD-LTE technology, at the same time, we were only permitted to provide 4G services based on the Frequency-Division Long-Term Evolution standard, or LTE FDD technology and carry out nationwide operation of certain LTE FDD services, including voice services, data services and mobile Internet of Things, or IoT, several years after China Telecom and China Unicom. In terms of 5G services, as compared to the frequency bands allocated to our competitors, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges initially. Those asymmetrical and other regulatory measures could adversely affect our competitiveness and increase competition in the PRC telecommunications industry. See “ — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Furthermore, China Telecom and China Unicom have also entered into strategic cooperation arrangements to promote resource-sharing in certain aspects of business operations, including the construction of 5G network, which may strengthen their competitiveness in the market, and they could enter into further cooperation in the future. For further information, see “Item 4. Information on the Company — Business Overview — Competition.” Such cooperation may significantly change the competitive landscape of the telecommunications industry in Mainland China. Accordingly, we cannot assure you that we will be able to compete effectively, or that such competition will not materially and adversely affect our business, financial condition and results of operations.

In order to adapt to the market changes and as one of our marketing strategies, we may, from time to time, offer promotion programs to our customers with lowered tariffs, which may negatively impact our revenues and profit margins. In the meantime, our competitors are expanding their network coverage and offering discounts to their tariff plans, which may affect our ability to retain our customers. As a result of the above, we cannot assure you that we will not offer discounts comparable to, or more favorable than, those offered by our competitors or experience increases in churn rates as competition intensifies, which may materially and adversely affect our results of operations and profit margin. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in Mainland China, would not have a material adverse effect on our business, financial condition and results of operations.

Additionally, the PRC government has adopted regulatory measures to encourage competition in the telecommunications industry, including stringent measures to enforce the PRC Anti-Monopoly Law, such as the anti-monopoly investigation in 2012 undertaken by the National Development and Reform Commission, or the NDRC, of other PRC telecommunication companies over certain pricing practices with respect to Internet dedicated leased line services provided by them to Internet service providers. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Moreover, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in Mainland China. The intensified competition in new products and services arising from technological advances could reduce our tariff rates, increase our customer acquisition cost and decrease our market share as customers choose to receive telecommunications and related services from other providers. In the meanwhile, the competition from non-traditional telecommunications services providers, such as Internet service providers, mobile software and applications developers and equipment vendors, is also increasing. These new competitors, leveraging on their advantages in new technology and services, compete against us in both voice and data businesses by offering mobile Internet access and Over The Top services, such as instant messaging, Voice over Internet Protocol, or VoIP, services, or audio or video content services delivered over the Internet, and pose challenges to us in retaining existing customers and market position. In addition, the strategic cooperation between Internet service providers and telecommunications operators is reshaping the competition in the telecommunications market. See “— Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.” Furthermore, although currently we are rapidly expanding our wireline broadband services, we obtained permission to enter into the wireline broadband market later than the other two telecommunications operators, and we cannot assure you that our wireline broadband businesses may not be constrained by the first-mover advantages of our competitors or any other factors arising from the competition in the wireline broadband market.

Furthermore, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. Since May 1, 2018, subject to MIIT’s approval, non-state-owned companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Telecom, China Unicom or us and provide mobile services to end-customers after repackaging these services. As of December 31, 2019, 17 companies had entered into agreements with us for provision of mobile services to end-customers. We face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff rates to further decline, which could in turn materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively will also depend on how successfully we respond to various factors affecting the development of the telecommunications industry in Mainland China, including changes in consumer preferences and demand for existing and new services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.

In recent years, the telecommunications industry has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile technologies that we currently employ may become obsolete. Moreover, the rapid development in technologies, services, products and business models has also accelerated the convergence of local, long-distance, wireless, cable and Internet communication services, resulted in new competitors entering into the telecommunications market and changed customer behaviors. We are thus required to develop and implement leading technologies, offer innovative services and adjust our business strategies in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry. In order to meet the challenges posed by changes in the technology and business models of the telecommunications industry, we have striven to promote the transition from voice to data traffic operations, from mobile communication services to innovative full services, and from communication services to digital services. We cannot assure you that the measures we are taking in response to those challenges will achieve the results we desire.

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

As the implementation of our business strategies, as well as the development of new businesses, such as Mobile Internet, IoT, Information and Communication Technology, or ICT, Cloud Computing and Big Data, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.

From time to time, we need to adjust our tariff plans as part of our business strategy and in some cases in accordance with PRC national policies, and such adjustments may have a material adverse impact on our revenue and profitability. The PRC government first introduced the new national policy of “speed upgrade and tariff reduction” in May 2015 and promulgated initiatives in furtherance of such policy every year. In particular, in March 2019, the PRC government, in its 2019 work report, introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in Mainland China by the end of 2019.

Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we have, in addition to continuous enhancement of network capacity and increase of network speed, took a series of tariff reduction measures, including but not limited to the launch of an unused data traffic carry-over program for our mobile monthly plans in October 2015, which allows the customers to carry over their monthly plan’s remaining unused data traffic to the following month, preferential Internet dedicated line tariffs for small and medium enterprises since May 2017, cancellation of all handset domestic long-distance and roaming tariffs since September 2017 and cancellation of tariffs for domestic data roaming since July 2018. In 2019, we continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans that reduced the broadband tariffs for small and medium enterprises by 39% and the tariffs for handset data by 47% in the aggregate. “Item 4. Information on the Company — Business Overview — Tariffs.”

Such measures have led to a decline in revenue from voice services in 2019 and asserted pressure on the growth of revenue from data services, which in turn had a negative impact on our overall revenue and profitability. As we might be required to further adjust our tariffs or take other initiatives under the “speed upgrade and tariff reduction” policy or other similar policies to be issued by the PRC government in the future, we cannot assure you that our financial condition and results of operations would not be materially and adversely affected by these policies.

We may encounter difficulties and challenges in the commercialization of 5G technologies.

We have been actively engaged in 5G-related research and development, or R&D, activities and commercialization of such technologies. We are also involved in setting 5G technological standards. See “Item 4. Information on the Company — Business Overview — Research and Development — Setting Technical Standards and Promoting Industry Development for 5G Commercialization.” In June 2019, the MIIT granted the operating permit for 5G digital cellular mobile service to the respective parent companies of China Telecom, China Unicom and us and China Broadcasting Network. Since then, exploring business models that will realize the commercial potentials of 5G technologies became the core of our 5G-related work, and we have been working together with various industry players in planning and promoting 5G development and driving the optimization of standards, advancements in devices, enrichment of applications and construction of the ecosystem in respect of 5G. We began providing 5G services in November 2019.

Delivery and expansion of our commercial 5G services require us to devote financial and operational resources, and we have made and expect to continue to make substantial investments in the construction of the infrastructure of our 5G network. However, there exist significant uncertainties in market reception of our 5G services, competitive landscape, the amount of time and financial and operational resources needed to improve technologies and to acquire the requisite knowhow, the capital expenditures needed to construct the necessary infrastructure, our suppliers’ ability to manufacture equipment and devices supporting the infrastructure of 5G system as well as future expansion of 5G technologies in the vertical industries. In particular, to enhance our competitive position in the 5G market, we may offer tariff promotions to attract and retain customers, which may affect our profitability and results of operations. Moreover, the PRC government may require reduction in the tariffs of our 5G services. See “ — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Therefore, we cannot assure you that we will be able to expand and profit from our 5G services.

In addition, our primary competitors tend to benefit from certain asymmetrical regulatory measures in connection with frequency band allocation. See “ — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Consequently, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges to us in the initial stages of rendering 5G services. Therefore, as compared to our competitors, we may not be in the best position to compete effectively against them. Meanwhile, we are in the process of making technical adjustments to our existing network and reallocating certain frequency bands previously used for 4G services to 5G services. Any significant delay in such reallocation among our own networks could add time pressure on or cause additional costs in the commercialization of 5G technologies and our 4G services may also be temporarily discontinued in certain areas or otherwise disrupted during such transition. Further, China Telecom collaborated with China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, in 2019, and rolled out 5G network co-building and co-sharing, which enables them to leverage on their mutually complementary network and spectrum resources to save costs on network construction, operation and maintenance. Such collaboration may further change the competitive landscape of the telecommunications industry in Mainland China and adversely affect our business, financial condition and results of operations.

If we are unable to provide 5G services in a commercially viable manner or the business models for our 5G services fail to deliver desirable results, the expected benefits from our significant investment in the R&D and commercialization of 5G technologies and relevant infrastructure construction would not be fully realized or if at all, which in turn could materially and adversely affect our business, financial conditions and results of operations.

We are subject to risks associated with our telecommunications equipment suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which in turn could adversely affect the supply chain and our business operations.

We procure our telecommunications network equipment and related maintenance and technical support from certain PRC and overseas telecommunications equipment suppliers. See “Item 4. Information on the Company — Business Overview — Mobile Networks.” We also transact with our business partners who operate globally. As these parties operate globally and are therefore subject to the laws and regulations in various jurisdictions, any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. The relevant jurisdictions include, among others, the United States, the European Union and the United Nations. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. For instance, certain telecommunications equipment manufacturers were added by the U.S. government to an entity list in May 2019, which resulted in the imposition of additional licensing requirements on the export, re-export and transfer of goods, services and technology to such manufacturers. While the U.S. government issued a temporary general license partially restoring the said licensing requirements in limited types of transactions and extended the expiration dates of the temporary license for multiple times, there is no guarantee that the U.S. government will further extend the expiration date of the temporary license or fully withdraw the licensing requirements. Such disruptions could prevent those affected manufacturers from delivering equipment and services to us in accordance with the agreed terms of supply. This could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in Mainland China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in Mainland China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview — Interconnection.” Additionally, in 2016, the MIIT approved China Telecom and China Unicom to refarm their respective spectrum by reallocating the frequencies initially allocated to 2G and 3G services to 4G services. Compared to the higher frequencies allocated to 4G, frequencies allocated to 2G and 3G services are lower and therefore can reach farther with less penetration loss. As a result, spectrum refarming would help such operators improve overall network quality at a lower cost. We received the permission to provide 4G services based on the LTE FDD technology on April 3, 2018. In addition, our parent company, CMCC, has been approved by the MIIT to provide 4G services on frequency bands initially allocated to 2G and 3G services until December 31, 2023. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum upon the expiry of such approval. Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “— Our future network capacity growth may be constrained by the frequency spectrum available to us.” Moreover, in December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for its 5G system in Mainland China. The MIIT allocated the frequency bands of 4900-4960MHz, 3400-3500MHz and 3500-3600MHz to China Broadcasting Network and the respective parent companies of China Telecom and China Unicom, respectively, for their own 5G programs. In addition, in November 2019, the MIIT allocated the frequency bands of 3300-3400MHz to China Broadcasting Network and the respective parent companies of China Telecom and China Unicom for their joint use in indoor 5G coverage. Compared to the frequency bands allocated to our competitors, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges initially. Therefore, we may not be in the best position in the development of 5G technologies. See “— We may encounter difficulties and challenges in the commercialization of 5G technologies.”

The implementation of asymmetrical and other regulatory measures could adversely affect our competitiveness or enhance competition in the telecommunications industry, which could in turn significantly reduce our revenues and profitability, and our financial condition and results of operations also may be materially and adversely affected.

Cyber attacks could have a material adverse effect on our business, results of operations and financial condition.

Cyber attacks, including through the use of malware, computer viruses, distributed denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our telecommunications networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss of information, data security breaches, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our operations or our customers’ operations. We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessment and anonymizing personal data. See “Item 4. Information on the Company — Business Overview — Information Systems” for details. We cannot assure you that the security measures we have implemented will not be bypassed or otherwise can fully protect the integrity of our telecommunications network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the perpetrators, which are often difficult to identify. Further, the perpetrators of cyber attacks are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

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

Our wireless data traffic business has experienced continuous growth in recent years. The continued substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure, which we expect to make continuous investments to improve. Moreover, our increased efforts to facilitate the commercialization of 5G technologies and services require investment in the construction of relevant network infrastructure. As a result, we made, and will continue to make, substantial investments in the construction of our network infrastructure to carry the increasing data traffic in the new generation of technology. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of RMB165.9 billion in 2019, which was spent primarily to strengthen our 5G first-mover advantage, support our 4G data traffic growth, better the deployment of cloud resources, promote cloud-based network transformation, build up transmission capability and boost IT support. We expect to incur capital expenditures of approximately RMB179.8 billion in 2020. Capital expenditure in 2020 will serve a variety of purposes, including the proactive build-out of our 5G network, the construction of cloud-based infrastructure, support for the all-rounded development of the “four growth engines” and enhancements to smart operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.

Communications fraud in Mainland China poses a risk to our business. As we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Notice on Advancing Key Tasks in Preventing Telecommunications Fraud in 2019 issued by the MIIT on May 9, 2019 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network released on October 21, 2019. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company — Business Overview — Sales and Customer Services — Service Quality.” However, we cannot and do not screen all of the information distributed through our network or websites. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

Our business may be materially and adversely affected by the COVID-19 outbreak or future epidemics or pandemics.

COVID-19, a disease caused by a novel strain of coronavirus has spread globally, and the World Health Organization declared the outbreak of COVID-19 a pandemic on March 13, 2020. While still evolving, COVID-19 pandemic has caused significant economic and financial disruptions around the world, and has fueled concerns that it will lead to a global recession. At this time, it is not possible to estimate how long it will take to halt the spread of the virus or the longer-term effects that COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 pandemic and the actions taken to contain or address its impact. We are continuing to monitor the spread of COVID-19 and related risks.

Due to the outbreak of COVID-19, the PRC government implemented a number of control measures. The COVID-19 pandemic has significantly disrupted China’s economy in the first quarter of 2020. Despite the PRC government’s efforts to revive China’s economy, China’s economy experienced a significant slowdown since the outbreak and will continue to face new difficulties and challenges due to the spread of the pandemic, increasing risk of imported cases and heightened volatility and uncertainties in the global economy, and there remains uncertainty on how soon or whether economic activities in China will rebound to the level prior to the COVID-19 pandemic.

The global impact of COVID-19 pandemic has been rapidly evolving and, as cases of COVID-19 pandemic have continued to be identified, many countries have instituted quarantines, restrictions on travel, “social distancing” rules, restrictions on “nonessential” business, and/or halt on construction projects. The outbreak of COVID-19 pandemic has severely impacted global economic activities and caused significant volatility and negative pressure in the financial markets.

The COVID-19 outbreak and other public health crisis or actions taken to mitigate such crisis could materially and adversely affect our business, financial condition and results of operations. The adverse impacts may include declining demand for our mobile business related products and services and a decline in our subscribers, increased costs incurred to maintain networks and ensure service continuity and staff safety, temporary closures of certain sales outlets, disruptions or restrictions on the delivery of services or supplies, labor shortage and other limitations on our business activities, increased credit risk due to the deteriorating financial condition of certain corporate customers, and diminished investment returns due to the weakened business performance of some of our investees.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations. See “— Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We face risks relating to our acquisitions, investments and specialized subsidiaries.

We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, China Tower, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation, China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, ShiJinShi Credit Information Services Co., Ltd., our joint venture with China Merchants Group, ChannelSoft (Beijing) Technology Co., Ltd., or ChannelSoft, Xiaomi Corporation, or Xiaomi, Beijing Haitian Ruisheng Science Technology Co., Ltd., Beijing Kingsoft Office Software, Inc., or Kingsoft office, Xinjiang Digital Corps Information Industry Development Co., Ltd., Fujian Heyi Health Technology Development Co., Ltd., and our acquisitions of business and assets of China Tietong. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” In the future, we may pursue additional acquisitions or otherwise make new investments in other business areas as such opportunities arise.

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

As of March 31, 2020, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in Mainland China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects — Overview of Our Operations — Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G, 4G and 5G businesses pursuant to arrangements with CMCC, which was granted licenses by the PRC government to operate a 3G business based on TD-SCDMA technology, a 4G business based on TD-LTE technology and LTE FDD technology and a 5G business based on allocated frequency bands. The interests of CMCC as the provider of these services to our operating subsidiaries in Mainland China may conflict with the interests of us or our other shareholders.

Our future network capacity growth may be constrained by the frequency spectrum available to us.

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in Mainland China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our Global System for Mobile Communications, or GSM, network, the MIIT has allocated to CMCC a total of 40x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 30 MHz of spectrum to be used for nationwide coverage. In connection with our 4G business, CMCC has been approved by the MIIT to provide 4G services on frequency bands initially allocated to 2G and 3G services until December 31, 2023. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum upon the expiry of such approval. In addition, the refarming process could lead to discontinuation in certain services and affect customer experience, which may adversely affect our business and reputation. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in Mainland China. Additionally, the frequency bands that we are permitted to use for 5G services may also constrain the development of our 5G network. See “— We may encounter difficulties and challenges in the commercialization of 5G technologies.” Furthermore, part of the frequencies initially allocated to our 4G services are expected to be reallocated to our 5G services and we cannot assure you that our existing 4G services will not be negatively interfered during such process.

We believe that our current spectrum allocation is sufficient for anticipated customer growth in the near term. However, we may need additional spectrum to accommodate future customer growth or to further develop our 4G and 5G services, and the quality of spectrum available to us may affect our competitive position. We cannot assure you that we will be able to obtain additional spectrum from the MIIT that would meet our expectations or business needs on a timely basis. Our network expansion or upgrade plans may be affected if we are unable to obtain additional spectrum. This could in turn constrain our future network capacity growth and our market share, which would in turn materially and adversely affect our business and prospects as well as our financial condition and results of operations.

We rely on our relationship with China Tower and there remains uncertainty in that relationship which could in turn materially, adversely affect our operations.

China Tower was established in July 2014 by China Mobile Communication Co., Ltd., or CMC, our wholly-owned subsidiary, China Telecom and CUCL, a wholly-owned subsidiary of China Unicom and as of March 31, 2020, we indirectly owned approximately 28% equity interest in China Tower through CMC. The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. In order to achieve such purpose, on October 14, 2015, CMC entered into a transaction agreement on transfer of its then-owned telecommunications towers and related assets to China Tower. CMC entered into the Commercial Pricing Agreement, or the Lease Agreement on July 8, 2016 and a supplemental agreement on January 31, 2018 to lease from China Tower telecommunications towers and related assets. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Telecommunications Towers and Related Assets Lease Arrangement.”

Our cooperation with China Tower has been benefiting us since its establishment and is expected to continue to run smoothly. However, as we do not own a majority interest of, or otherwise control, China Tower, China Tower may not always act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, particularly our plan to expand our 4G and 5G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets. Additionally, since it is expected that none of us, China Telecom or China Unicom will construct any telecommunications tower after the establishment of China Tower, our business will rely on these telecommunications towers usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. In particular, the Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may materially and adversely affected. Moreover, establishment of China Tower may enable our competitors to expand their 4G and 5G networks and businesses at a faster pace, which may, in turn, reduce our competitiveness and market share. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations as well as our financial condition and results of operations.

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

We have been subject to an on-going investigation by the State Administration for Market Regulation over alleged violation of the PRC Anti-Monopoly Law and we currently cannot predict whether or when the SAMR will issue its decision.

The State Administration for Market Regulation, or SAMR, which is the anti-monopoly regulatory authority in China, has been conducting an investigation (the “Investigation”) on four of our provincial subsidiaries over alleged violation of the PRC Anti-Monopoly Law in their sales activities involving customized 4G+ handsets. The Investigation concerns those sales activities, which are alleged to have restricted competition, involving paying subsidies to our distributors and setting sales performance targets on our handset manufacturers for purposes of increasing the sales of our specially customized 4G+ handsets, which activities were already suspended. The SAMR is responsible for the enforcement of the PRC Anti-Monopoly Law and relevant regulations, including promulgating related regulatory policies and guidelines, reviewing monopoly agreements, investigating into abuse of dominant market position and examining concentration of enterprises. It also has the power to issue orders and fines and confiscate gains deemed illegal or take other regulatory actions against wrongdoings. See “ Item 4. Information on the Company — Business Overview — Regulation — Market Regulation.” We have been cooperating with the SAMR during the Investigation and responding to SAMR’s formal requests for information and documents in a timely manner. Since the publication of our 2018 annual report on April 29, 2019, we have not been requested by the SAMR to provide any further information or documents or take any other actions and as of the date of this report, the SAMR has not made any decision or reached any conclusion of the Investigation. We currently cannot predict when the SAMR will issue its decision or assure you that such decision would be in favor of us. Any SAMR’s findings of wrongdoings by us including any of our subsidiaries or any judicial decisions against us could damage our reputation and cause a decline in our stock price, and any fines or monetary damages that we might be required to pay could negatively affect our results of operations and financial condition.

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

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 with the SEC, and our conflict minerals report for the year ended December 31, 2019 is due May 31, 2020. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

Risks Relating to the Telecommunications Industry in Mainland China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition and could negatively affect our cost structure, profit margin and market share. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. Furthermore, since 2015, the PRC government announced a number of policies on network speed upgrade and tariff reduction, and we introduced, and will continue to introduce, corresponding measures. See “Item 4. Information on the Company — Business Overview — Tariffs.” The PRC government may announce additional tariff reduction policies in the future, and we cannot predict to what extent we may be required to further reduce tariffs. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “— Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Additionally, following pilot mobile number portability programs in Tianjin, Hubei, Jiangxi, Yunnan and Hainan, the PRC government announced in March 2019 a directive to implement mobile number portability programs in Mainland China by the end of 2019. In November 2019, the PRC government announced the official implementation of such programs nationwide. As a result, the competition among telecommunication operators may further intensify. In response, we may offer more tariff promotions to attract and retain customers. As a result of such intensified competition, our results of operations, profitability and market share may suffer. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We operate our businesses with approvals granted by the State Council and under licenses granted by the MIIT. We also have arrangements with CMCC, our parent company, under which we operate 3G, 4G and 5G telecommunications businesses based on the 3G, 4G and 5G licenses granted by the MIIT. Any future adverse change in the conditions or other obligations relating to these approvals and licenses could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017, sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, the protection of personal information, and the supervision and administration of cyber security in Mainland China. See “Item 4. Information on the Company — Business Overview — Regulation — Cyber Security.” These requirements could increase our costs of compliance. Given the implementation of Cyber Security Law is at an early stage and may be subject to uncertainties in interpretations and enforcement, we are unable to determine its impact on our business. In furtherance of the Cyber Security Law, the PRC government also published “Information Security Technology — Personal Information Security Specification” in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, and “Identification Methods for Illegal Collection and Use of Personal Information by Apps” in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. Although we have taken and will continue to take measures to comply with the Cyber Security Law, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the Cyber Security Law and the relevant regulations and policies, could result in additional cost and liability to us, damage our reputation and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the Cyber Security Law and relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, any PRC telecommunications operators operating in foreign jurisdictions are subject to licensing and other regulatory requirements and supervision of various local government agencies in the relevant jurisdictions. For example, on April 4, 2020, the President of the United States issued an executive order for the establishment of a committee to review foreign participation in the telecommunications services sector in the United States.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing these services.

Under the Telecommunications Regulations, telecommunications operators in Mainland China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the MOF, and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in Mainland China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China.” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. As of December 31, 2019, we had provided broadband access to around 43,000 villages by administrative division under the universal service program. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

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

We conduct most of our business and generate substantially all of our revenues in Mainland China. As a result, economic, political and legal developments in Mainland China have a significant effect on our financial condition and results of operations, as well as our future prospects. While Mainland China has been one of the world’s fastest growing economies in recent years, its real gross domestic product, or GDP, growth rate declined from approximately 7.7% in 2012 to 6.1% in 2019. Because of the domestic and international challenges China faces from time to time, its GDP growth rate may further decline. For example, the outbreak of the COVID-19 pandemic and its impact could cause a global recession and a significant slowdown in the economic development in many countries including China and even long-term economic depression. The global economy may continue to deteriorate in the future and as China is increasingly connected with the rest of the world, any slowdown or decline of global economy could adversely impact China’s economy in various respects, including reduced exports, decreased consumer spending, higher unemployment levels, lower business confidence and continued volatility of financial markets. Additionally, despite the phase one trade deal reached between China and the United States amid the trade disputes between the two countries, there is no assurance that the trade disputes between China and the United States will be fully resolved in the near future or new trade frictions between China and other countries will not emerge in the future, which could in turn harm China’s economic growth. A deterioration in Mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our services and products, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. Furthermore, the Renminbi currently is not a freely convertible currency. Under the “capital account,” which includes, among others, foreign direct investment, the prior approval of the State Administration of Foreign Exchange should be obtained prior to conversion of Renminbi into foreign currency. On the other hand, under the “current account,” which includes trade, payment of dividends and service-related foreign currency transactions, the Renminbi is currently freely convertible. The ability of our operating subsidiaries in Mainland China to satisfy their foreign exchange obligations, pay dividends to us, and obtain foreign exchange through equity financing, including by means of capital contributions from us, depends on the foregoing foreign exchange control regulations in Mainland China.

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

Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our ordinary shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the Renminbi, in which certain of our cash and cash equivalents and bank deposits are denominated. If we incur, in the future, debt denominated in currencies other than the Renminbi, such as in the U.S. dollar, the fluctuation of the Renminbi against the other currencies could adversely affect our financial condition and results of operations. For further information on our foreign exchange risks and certain exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in Mainland China may also be limited.

Substantially all of our assets and our subsidiaries are located in Mainland China. In addition, most of our directors and officers reside within Mainland China, and substantially all of the assets of our directors and officers are located within Mainland China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside Mainland China upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, Mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

As a result, recognition and enforcement in Mainland China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in Mainland China.

Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about the issues highlighted in their previous joint statement. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting, among other things, the PCAOB’s continued inability to inspect audit work and practices of accounting firms in Mainland China with respect to their audit work of U.S. reporting companies. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC laws, in June 2019, a bipartisan group of lawmakers introduced the Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, in both houses of the U.S. Congress to require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The EQUITABLE Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges (including the New York Stock Exchange) of issuers included on the SEC’s list for three consecutive years. It is unclear if and when this proposed legislation would be enacted. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

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

We provide full communications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China as well as in Hong Kong. Based on publicly available information, we are the leading provider of telecommunications and related services in Mainland China and the largest provider of telecommunications and related services in the world as measured by the total number of mobile customers as of December 31, 2019. As of March 31, 2020, our total number of mobile customers reached approximately 946 million.

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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed to additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2020, we held a 99.97% equity interest in China Mobile Device.

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

These acquisitions have significantly enlarged our customer base and expanded the geographical coverage and scope of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale. For a description of our recent investments and capital expenditures, see “— Business Overview — Investments and Acquisitions” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

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

On July 11, 2014, CMC entered into a promoters’ agreement with China Telecom and CUCL, a wholly-owned subsidiary of China Unicom, to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Telecom, China Unicom and CRHC as to 38%, 27.9%, 28.1% and 6%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. On January 31, 2018, the parties entered into a supplementary agreement to the Lease Agreement. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange, in August 2018, and as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2020, we indirectly owned approximately 28% equity interest in China Tower.

Organizational Structure

As of March 31, 2020, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong. As of March 31, 2020, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile IoT Company Limited

• China Mobile Information Technology Company Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Company Limited

• MIGU Co., Ltd.	• China Mobile Internet Company Limited

• China Mobile Tietong Company Limited	• China Mobile Financial Technology Co., Ltd.

• China Mobile Investment Holdings Co., Ltd. • China Mobile (Chengdu) ICT Co., Ltd. • China Mobile (Xiong’an) ICT Co., Ltd.	• China Mobile (Shanghai) ICT Co., Ltd • China Mobile E-Commerce Co., Ltd. • China Mobile System Integration Co., Ltd. (formerly known as China Mobile Quantong System Integration Co., Ltd.)

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Group Finance Co., Ltd., or China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

For detailed information about our group structure and significant subsidiaries, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and note 20 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Business Overview

Over the past several years, we have achieved a number of technological improvements and upgrades to our core network, which has evolved into an integrated network that is capable of supporting transmissions in all of our services using different generations of mobile technologies. See “— Mobile Networks” below. In addition, our acquisition from China Tietong of Target Assets and Businesses, has facilitated our transformation into a full-service operator offering both fixed-line and mobile services, enabling us to expand our customer base, increase our wireline broadband network capacity, coverage and efficiency through an integrated network and seize growth opportunities in the wireline broadband market. See “— The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

On April 3, 2018, the MIIT granted to CMCC the permission to provide 4G services based on LTE FDD technology through us. In accordance with the permission, we have been promoting the development of mobile IoT and Industrial Internet nationwide, implementing the scale application of TD-LTE/LTE FDD convergence network and enhancing the quality of our high-speed broadband and mobile communications services. On June 6, 2019, the MIIT granted the basic telecommunications service operating permit for 5G digital cellular mobile service to CMCC. We have been providing 5G services since November 2019. In addition, we continuously devote substantial resources in the innovation of our products and services to deliver better customer experience. We believe our efforts in implementing our business strategies will advance our transformation into a full-service provider and our development toward a world’s leading telecommunications operator in digital innovation.

Our Business Strategy

As a pioneer and market leader in the world’s largest mobile market, we have aligned ourselves with mobile Internet development trends. We aim to maintain our leading position in 4G development and lead the commercialization of 5G technologies. We aim to provide direction and leadership for 5G development, exploring suitable 5G products and business models with industry partners. In particular, we will pursue long-term co-existence of 5G and 4G services to promote synergistic development, facilitate convergence of new information technologies to provide applications in more devise forms and varieties and construct an ecosystem that is fully assimilated into all society sectors.

In order to adapt to an evolving competitive landscape, we have set our ultimate goal of becoming a world-class enterprise by building a dynamic “Powerhouse” based on transformation, upgrade, reform and innovation, formulating a value-driven operating system that leverages our advantages of scale to drive further convergence, integration and digitization across the board. We structured our organization to enable effective and synergetic capability building and collaborative growth while nurturing internal vitality. We further implemented the “5G +” plan and scale up connection base, strengthen connection applications and provide premium connection services. Our business scope will be expanded from telecommunication services to information services, with our market focus switched from the mobile market to the “four growth engines” that comprise the “customer” market, the “home” market, the “business” market and the “new” market (“CHBN”). The development model will be transformed from resource-driven to innovation-driven. In 2019, the “four growth engines” income structure continued to be optimized, while income from the “home” market, the “business” market and the “new” market accounted for an increased proportion of the total income.

“Customer” Market. We have been dedicated to the development of our 4G and 5G networks. As of December 31, 2019, we cumulatively put in use 3.09 million 4G base stations and over 50,000 5G base stations, which covered over 99% of the population of China. In 2019, the number of our 4G customers increased by 6.4%, reaching approximately 758 million at the end of the year. We began providing 5G services in November 2019 and had approximately 32 million 5G package customers as of March 31, 2020. Our robust network capabilities and industry-leading customer service quality contributed to the rapid growth in data traffic. Our handset data traffic reached 65.89 billion gigabytes in 2019, representing a 90.3% increase from that of 34.62 billion gigabytes in 2018. Our Voice over LTE, or VoLTE, customers reached 520.7 million as of December 31, 2019. In 2020, we will endeavor to maintain our market leading position in China in terms of handset data traffic and further enhance 4G network quality and customer perception through the continued promotion of VoLTE and customer information protection. We also intend to maintain our leading position in the commercialization of 5G technologies.

“Home” Market. In 2019, we continued to build an integrated household product portfolio, improve the quality of our broadband services, enhance our brand awareness and increase the value proposition to our customers through our home digital services, such as Mobaihe, our home digital set-top box providing high-definition video-on-demand service, smart home network deployment and “and-Mu” family surveillance camera. For example, subscribers to Mobaihe reached 122 million at the end of 2019. The expansion in both our household broadband customer base and market share continued in 2019. Our household broadband customers exceeded 171.91 million at the end of 2019, increasing by 17.1% from 146.83 million at the end of 2018, 88.1% of which subscribe to broadband products with bandwidth of 100 Mbps or higher. In 2020, in addition to continuing to expand our customer base, we plan to further enhance the quality of our broadband services, enrich our digital applications and build a leading position in the smart home business.

“Business” Market. The “business” market was our new growth engine and we strove to nurture new growth points by fully leveraging our cloud and network convergence advantages, building on our DICT (data, information and communications technology) infrastructure comprising IDC, ICT, Mobile Cloud, big data and other corporate applications and information services. Our IoT business had 884 million customers as of December 31, 2019, representing one of the largest dedicated IoT networks in the world in terms of the number of customers. Buoyed by active promotion of our “Network + Cloud + DICT” smart services, customers and revenue recorded rapid growth. As of December 31, 2019, the number of our corporate customers reached 10.28 million, representing a year-on-year increase of 43.2%. Focusing on key sectors such as industry, agriculture, education, public administration, healthcare, transportation and finance, we have deepened go-to-market resources to promote DICT solutions that cater to sector-specific scenarios.

“New” Market. In 2019, we continued to grow in four new areas, namely international business, equity investment, digital content and financial technology. We have been engaged in developing innovative applications and information services, making a number of achievements. The monthly active users for our “MIGU Video” service, which provides streaming media and video-on-demand on mobile, and for the core functions of “and-Wallet”, our mobile payment service, increased by 46.4% and 58.9% year-on-year, respectively. We have also been expanding our international business, launching service platforms such as CMLink, iConnect and iSolutions. In 2020, we plan to step up our efforts in international businesses, equity investment, digital contents and financial technology.

In terms of long-term strategy, aligning with our overall goal of building a world-class “Powerhouse”, we will promote the construction of our 5G network, strive to play a leading role in the innovation and development of the next generation of information technology, actively expand digitized, connected, intelligent and innovative services, vigorously promote the deep integration of digital economy and real economy, and proactively utilize information technology to benefit all stakeholders. Through continuous and in-depth promotion of transformation, upgrade, reform and innovation, we aim to significantly optimize the revenue structure of our “four growth engines”, adopt a holistic approach toward the development of the domestic and international markets, continue to scale up our business and enlarge our customer base, maintain a steady increase in our revenue and profit and significantly enhance our risk resistance capacity, thus achieving sustainable growth and high-quality development.

Customers and Usage

Our mobile customer base has grown from approximately 925 million at the end of 2018 to approximately 950 million at the end of 2019. As of March 31, 2020, we had approximately 946 million mobile customers, including approximately 752 million 4G customers and approximately 32 million 5G package customers. Our total number of wireline broadband customers achieved a substantial growth from 157 million by the end of 2018 to 187 million by the end of 2019, and reached approximately 191 million as of March 31, 2020. Our customer growth is primarily attributable to a number of factors, including:

•	economic growth in our markets, including in rural areas;

•	the PRC government’s promotion of “informatization”, “Internet+”, “Digital China” and reform and development initiatives targeting the rural areas of Mainland China;

•	growth potential in small and medium-sized cities, rural areas and migrant population markets;

•	decreased cost of initiating services due to a decline in handset prices as well as the decrease in other tariffs for our services;

•	our increased marketing and sales efforts and new business initiatives;

•	the implementation of our business strategy for the transformation to become an innovative integrated service provider;

•	the introduction of new technologies, products and services with enhanced customer experience;

•	our competitive advantages in terms of scale of operations, networks, support systems, brands, marketing and sales channels, and services;

•	the further development of 4G industry chain, in particular the increasing availability of 4G handsets, especially smartphones, in the market which contributes to the increase in our 4G customer base;

•	the evolution of 5G industry chain, including development in, and availability of, terminals that support our 5G services;

•	the increasing prevalence of customers using multiple SIM cards; and

•	the higher customer demand for high speed Internet access.

However, due to the increasing mobile penetration rate and intensified competition among telecommunications operators and from competitors in related industries, our mobile customer base may not continue to grow as fast as it has over the past few years, if at all. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin”

Our total voice usage was 3,224.8 billion minutes in 2019, representing a decrease by 7.5% from 2018. Our SMS usage totaled 848.4 billion messages in 2019, an increase by 37.6% from 2018. The decrease in our voice usage is mainly due to the substitution effect of Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet while the increase in our SMS usage primarily resulted from the development of SMS services for corporate customers.

Our total handset data traffic significantly increased to 65.89 billion gigabytes in 2019, representing an increase of 90.3% from 2018. Our average handset data traffic per user per month reached 6,909 MB in 2019, representing an increase of 85.5% from 2018. The significant rise in our handset data traffic usage is primarily driven by our preferential tariff plans, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2017	2018	2019
Mobile Business
Customer base (in millions)	887.2	925.1	950.3
of which: 4G customer base (in millions)	649.5	712.7	758.0
Total voice usage (in billions of minutes)	3,811.6	3,485.2	3,224.8
Handset data traffic (in billions of gigabytes)	12.27	34.62	65.89
Average minutes of usage per user per month (minutes)(1)	366	320	287
Average handset data traffic per user per month (MB)(2)	1,399	3,725	6,909
Average handset data traffic per 4G user per month (MB)	1,756	4,410	7,877
Average revenue per user per month (RMB)(3)	57.7	53.1	49.1
Average monthly churn rate (%)(4)	2.06	2.13	2.25
Wireline Broadband Business
Customer base (in millions)	112.7	156.7	187.0
Average revenue per user per month (RMB)(5)	35.1	33.5	32.8
IoT Business
Customer base (in millions)	229	551	884

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
(3)

Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2017, 2018 and 2019 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long-distance calls, international long-distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to a decline in total voice usage by 7.5% in 2019 from 2018, as a result of the substitution effect of Over The Top services and reduced voice tariff.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. In 2019, our data business revenue, which has become the primary driver for our revenue growth since 2016, increased by 4.2% from RMB542,083 million in 2018 to RMB565,025 million (US$81,161 million). As a percentage of revenue from telecommunications services, our data services revenue increased to 83.8% in 2019 from 80.8% in 2018.

SMS and MMS. SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage increased from 616.7 billion messages in 2018 to 848.4 billion messages in 2019, and our revenue generated from SMS and MMS decreased from RMB28,800 million in 2018 to RMB28,648 million (US$4,115 million) in 2019 due to the substitution effect of Over The Top services.

Wireless Data Traffic Services. Our wireless data traffic business primarily includes handset data traffic services. Revenue generated from our wireless data traffic business reached RMB384,999 million (US$55,302 million) in 2019, compared to RMB383,297 million in 2018, representing 57.1% of revenue from telecommunications services.

Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G, 4G or 5G networks via handsets. The growth in handset data traffic service in 2019 was primarily driven by our preferential tariff plans, continuous enrichment of data products, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing. Our handset data traffic reached 65.89 billion gigabytes in 2019, a significant increase from that of 34.62 billion gigabytes in 2018.

Wireline Broadband Services. Our wireline broadband business offers primarily the wireline broadband data traffic service, including household broadband services, corporate broadband services and Internet dedicated lines services. Revenue generated from our wireline broadband business increased to RMB68,835 million (US$9,888 million) in 2019, representing an increase by 26.8% from RMB54,285 million in 2018, and the average revenue per user per month decreased from RMB33.5 in 2018 to RMB32.8 in 2019.

Applications and Information Services. Our applications and information services primarily include network resources services, mobile applications, home digital services, IoT, ICT, Mobile Cloud and big data. Revenue generated from our applications and information services reached RMB82,543 million (US$11,856 million) in 2019, compared to RMB75,701 million in 2018.

Our network resources services mainly include IDC services and voice and data dedicated line services. Our IDC services refer to our colocation, internet connection and other value-added services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers.

We closely monitor and follow the industry trend in our development of applications and information services, and have extended our business into various emerging areas, such as IoT, home digital services, mobile payment, digital contents and other services. We have established several specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU to focus on these areas. We also established centralized public IoT networks with 884 million customers as of December 31, 2019. Our home digital services include high-definition video-on-demand services provided through Mobaihe set-top box, smart home network deployment, “and-Mu” family surveillance camera and IMS fixed line services. Subscribers to Mobaihe reached 122 million at the end of 2019, compared to 96.81 million at the end of 2018. Moreover, the monthly active users for our “MIGU Video” service, which provides streaming media and video-on-demand on mobile, and for the core functions of “and-Wallet”, our mobile payment service, increased by 46.4% and 58.9% year-on-year, respectively. We will continue to promote our digital services, explore new growth drivers, further advance our the market-orientated innovation, so as to strengthen our position in the competitive digital landscape.

Please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” for more information about our service revenue.

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

In addition, we took an orderly and balanced approach in reducing voice tariff. In August 2015, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality in October 2016. In March 2018, the PRC government announced additional policy requirements relating to network speed upgrade and tariff reduction, including, among other things, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband and Internet dedicated line services, to cancel domestic data “roaming” charges, namely, to unify the charges for data consumed within and outside of the province of the customers’ residence, and to reduce handset data traffic tariff by at least 30% in the year of 2018. Accordingly, we launched a number of preferential tariff plans, including large data packages, for our mobile data services, household broadband services, dedicated line services and international roaming services in 2018. Starting from July 1, 2018, we no longer charge tariffs for domestic data roaming. Additionally, as a result of our efforts in cooperation with overseas telecommunications operators, our international roaming tariffs further decreased in 2018. The foregoing policies and measures have had certain adverse impact on our financial condition and results of operations, leading to decreases in the overall tariffs of our data traffic services and voice services in 2017, 2018 and 2019 respectively, as compared to those in previous years. In March 2019, the PRC government in its 2019 work report introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs in Mainland China by the end of 2019. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future. We will implement these state policies while striving to further integrate our businesses and promote product innovation.

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

In January 2020, the MIIT issued a notice on adjusting the settlement arrangement standards for Internet backbone network interconnections, pursuant to which, starting on July 1, 2020, the respective parent companies of China Telecom and China Unicom would cease to charge CMCC, our parent company, the current one-way payment of interconnection fees for Internet backbone network interconnections between CMCC and the parent company of China Telecom or China Unicom. Instead, Internet backbone network interconnections would be settled by full peering without charges among CMCC and the respective parent companies of China Telecom and China Unicom.

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

In 2019, our main R&D efforts were focused on a number of aspects:

Setting Technical Standards and Promoting Industry Development for 5G Commercialization. We contributed to the development of 5G-related technical standards by leading the formulation of twenty 3GPP and ITU standards and providing 170 key solutions. Through commercial-scale experiments, we have improved the industrial readiness of the 2.6 GHz frequency band. We also completed the IOT testing of the basic functions of and the core networks under the SA standard. In addition, we released our 5G Intelligent Network White Paper at our global partners conference, which outlines our overall vision and design for 5G intelligent networks, and taking a leading role in six ITU and 3GPP standard formulation projects. Furthermore, we played an active role in the formulation of the O-RAN standard and established the Open Wireless Network Testing and Integration Center (OTIC) to promote the development of open-source and intelligent wireless networks.

Promoting network transformation and the convergence of cloud and network. We formulated various strategies, including the integration of 5G and cloud-based networks and the introduction of dock containers, that laid the foundation for the commercialization of cloud-based networks. We also stepped up our efforts in the research of key technologies and tested certain self-developed compilers to meet requirements for pre-commercial use and integrated software into over 20,000 servers for the commercialization of cloud-based network. In addition, we contributed 1.7 million lines of code to the 5th version of ONAP, an open network automation platform.

Building technological capabilities in artificial intelligence, IoT, cloud computing, big data and edge computing. (i) We launched our in-house R&D platform for artificial intelligence, which, together with our centralized big data platform, nurtures artificial intelligence capabilities in 30 key areas, including network intelligence and industrial quality inspection. (ii) We enhanced the value-added service capabilities of the IoT OneNET platform and supported the implementation of more than 10 industry projects. We promoted independent research and development of IoT chips and reduced the unit cost of self-developed eSIM chips by 13.3%. In addition, we have developed a proprietary IoT operating system based on an open source kernel. (iii) We continued to improve our core competitiveness in cloud computing, launching 123 mobile cloud products and deploying 70,000 cloud computing nodes in 2019. (iv) We formulated strategies for edge computing technologies and commenced trial operation for a proprietary cloud-based edge computing platform. (v) We stepped up our research in 5G-related security and took a lead in the formulation of China’s first 5G security industry standard. (vi) We made progress in certain key technologies, such as industrial quality inspection, smart medical consultation, smart farming and high-precision positioning.

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

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as voice and data dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting corporate customers in key industries, such as public administration, finance, transportation, education, healthcare and agriculture. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions. We have also upgraded the three popular brands of “GoTone”, “M-zone” and “Easy Own” by providing new customer benefits, content and services.

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

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in Mainland China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. In 2019, we established a customer services department to coordinate our customer services efforts.

In 2019, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to block spam SMS and malicious software for our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2019.

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

We have focused on energy conservation and environmental protection in many aspects of our operations. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 43% in 2019 compared to 2018. We have also actively promoted the application of new technologies in pollution prevention, control and monitoring and devoted to offering innovative solutions towards the development of environment-friendly industries.

Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We have cumulatively sponsored treatments for 5,973 children in poverty diagnosed with congenital heart disease, and provided trainings to 127,338 principals of rural primary and secondary schools in villages in central and western China.

To help combat the outbreak of COVID-19, we mobilized resources to ensure service continuity and enhanced the communications network in key areas and venues affected by the outbreak. We also fully leveraged competitive edges brought about by our online services, such as the China Mobile App, to provide convenient services for customers around the clock. During the epidemic, we provide our customers with multiple products free of charge, including Cloud Video Meeting and MIGU Video, to enrich our solutions for remote working and home entertainment.

Terminals

Our 4G services based on TD-LTE technology have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals, low-cost TD-LTE terminals and terminals with new technology, as well as self-branded terminals. In 2019, we launched Forerunner One, a 5G smart hub and our first innovative 5G product, and Forerunner X1, one of the first commercial 5G smartphones in the Chinese market. We also extended our global footprint to 35 countries through China Mobile Global Device Alliance. Through cooperation with MTN, we successfully developed the world’s first 3G KaiOS smart phone, which was launched in the African market. We also launched 3G and 4G smart phones and smart devices through cooperation with various partners, including Orange, Smart Axiata and MGTS, in Asia and Europe. In the domestic market, we provide tens of millions of self-branded home gateways and set-top boxes to subscribers along with integrated home services. We also provide devices tailored for specific industries, such as the new retail industry and the education industry. In 2020, we will continue to develop 5G devices for the “customer” market and the “business” market, explore new 5G applications and content to bolster our 5G service capabilities and develop smart IoT devices for the “home” market.

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

We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessments and anonymizing personal data. In recent years, we have led the development of the Security Framework for VoLTE Network Operation and the Code of Practice for Personally Identifiable Information Protection, which have been adopted by ITU Telecommunication Standardization Sector. Our information security projects have been awarded the WSIS Prizes Champion for three consecutive years from 2018 to 2020. We will further strengthen cyber security to provide support for our operations.

Trademark

We hold rights to various trademarks and other intellectual property rights necessary to conduct our business. We actively pursue the filing and registration of trademarks within Mainland China and abroad.

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout Mainland China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. In December 2017, we entered into a trademark license agreement, or the 2018 Trademark License Agreement, to replace the trademark license agreement that we entered into on January 1, 2013, or the 2013 Trademark License Agreement. Under the 2018 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in Mainland China and Hong Kong. The term of the 2018 Trademark License Agreement is five years, effective from January 1, 2018 and expiring on December 31, 2022. No license fee is payable by us to CMCC during the term of the 2018 Trademark License Agreement.

In 2013, we unveiled our new corporate logo. The new logo has been registered as a trademark in Mainland China, Hong Kong, Macau, Taiwan, Brazil, Brunei, Canada, Chile, Indonesia, Malaysia, United Arab Emirates, Pakistan, Peru, Saudi Arabia, South Africa and Yemen, and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in 47 countries. In addition, individual applications have been filed in four countries.

Mobile Networks

We offer mobile services using the GSM standard, or the 2G standard, the TD-SCDMA standard, or the 3G standard, the TD-LTE standard, or the 4G standard, the LTE FDD standard, and 3GPP R15 standard, or the 5G standard.

The GSM standard is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout Mainland China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong. We operate our 3G business based on an Internet Protocol based core network that is shared by our 2G, 3G, 4G and 5G services as well as the TD-SCDMA network capacity leased from CMCC. TD-LTE is one of two models of LTE and a standard for the evolution of TD-SCDMA technology. We use the TD-LTE network to primarily carry high-bandwidth and high-quality wireless broadband businesses. Furthermore, we continue to grow our content delivery network to cover more cities and expand NB-IoT to achieve end-to-end scale commercial use. On April 3, 2018, the MIIT granted to CMCC permission to operate a LTE FDD business through us. As of March 31, 2020, the number of our 4G customers had reached approximately 752 million.

In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

We have been providing 5G services since November 2019. We have built over 50,000 5G base stations and now provide 5G services in 50 cities. In these cities, we have completed upgrades and transformation on NSA in areas where both 4G and 5G networks were simultaneously covered. By doing so, we were able to meet network capacity needs during the initial phase of 5G commercialization. We have also promoted the maturity of SA products and industry development. As of March 31, 2020, the number of our 5G package customers had reached approximately 32 million.

Our customers currently use our 2G services, our 3G services, our 4G services, our 5G services or all of them. We intend to continue our network expansion and optimization with an emphasis on improving network utilization and operating efficiency, facilitating a smooth transition between, and integration of, our 2G, 3G, 4G and 5G services, and expanding the coverage and capacity of our integrated network. We believe that we have considerable network operation and maintenance experience and technical expertise. Day-to-day traffic management, troubleshooting, system maintenance and network optimization are conducted by our experienced team of engineers and technicians. Technical staffs are available for emergency repair work 24 hours a day and we employ specialist teams for central maintenance of the networks. Most technical difficulties relating to the networks are resolved by our staff and the maintenance service providers with which we have business relationships, while our equipment suppliers also provide back-up maintenance and technical support. We procure our network equipment and related maintenance and technical support mainly from a number of PRC and overseas telecommunications network equipment manufacturers and suppliers which include Huawei Technologies, ZTE Corporation, Nokia and Ericsson, among others.

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

Since July 2017, spectrum usage fees were no longer charged based on different generations of telecommunications but on the particular frequency bands used. Meanwhile, the NDRC and the MOF adjusted the fees charged for each frequency band. The annual rate for frequency band below 960 MHz was reduced from RMB17 million to RMB16 million per MHz while the annual rate for 960 MHz to 2,300 MHz frequency bands was reduced from RMB15 million to RMB14 million per MHz. Additionally, the annual rate for frequency bands above 2,300 MHz was adjusted from RMB12 million to RMB8 million per MHz. There is currently no spectrum usage fee for the frequency bands allocated to 5G services.

Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. In December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for the trial of its 5G system in Mainland China. We currently provide 5G services on these frequency bands. As directed by the MIIT, China Telecom and China Unicom have ceased to use certain frequency bands that overlap with those allocated to CMCC for its 5G system. For our GSM network, the MIIT has allocated to CMCC a total of 40x2 MHz of spectrum in the 900 MHz and 1,800 MHz frequency bands to be used nationwide for transmission and reception. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 30 MHz of spectrum to be used for nationwide coverage. In connection with our 4G business, CMCC has been approved by MIIT to refarm the frequency bands initially allocated to 2G and 3G services to 4G services. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in Mainland China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2019, the bandwidth of our backbone network has expanded by 32% as compared to December 31, 2018.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2019, we focused on constructing 4G and 5G base stations and put in use 0.68 million additional 4G base stations and over 50,000 5G base stations, increasing the total number of stations to 4.48 million, covering more than 99% of the total population in China.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2019, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, FiberHome, Ericsson and Nokia.

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

Our fixed-line networks consist of broadband Internet and data networks, transmission networks, value-added service platforms, information technology support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links.

Investments and Acquisitions

As of December 31, 2019, Guangdong Mobile, our wholly-owned subsidiary, held an 18.18% equity interest in the issued share capital of SPD Bank. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in Mainland China, as well as in the sharing of customer services and channels resources. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services. In October 2019, we subscribed for RMB9,085.3 million (approximately US$1,305.0 million) in a convertible bond issued by SPD Bank. As of the date of this report, we have not exercised our conversion right under this convertible bond.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2019, CMC held approximately 13% equity interest in IFLYTEK.

In June 2014, China Mobile International Holdings Limited, or China Mobile International Holdings, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which China Mobile International Holdings agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, China Mobile International Holdings subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2019, China Mobile International Holdings held an 18.00% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with State Development & Investment Corp., Ltd., and China Mobile Fund Management Co., Ltd., to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2019, CMC had contributed RMB1,256 million to China Mobile Fund and had a commitment to make further investment in an amount of RMB244 million upon the request by China Mobile Fund.

In November 2015, CM Tietong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China Tietong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2019, partially due to the benefit from the integration and synergy brought by CM Tietong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “— Businesses — Data Business.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full-service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

In March 2016, CMC, our wholly-owned subsidiary, entered into a joint venture agreement with China Merchants Group to establish ShiJinShi Credit Information Services Co., Ltd., or ShiJinShi, in Qianhai, Shenzhen of China with a registered capital of RMB300 million, in which we held a 42% equity interest. As of December 31, 2019, we had contributed RMB63.0 million (approximately US$9.2 million) to the joint venture. The joint venture was intended to provide credit reporting services and products for individuals, utilizing our competitive strengths in big data. In March 2020, the shareholders of ShiJinShi resolved to dissolve the joint venture primarily due to its failure to obtain the requisite license for the provision of credit reporting services and products for individuals. As of the date of this annual report, ShiJinShi is undergoing liquidation.

In November 2017, CMI Holdings, our wholly-owned subsidiary, entered into an agreement, pursuant to which it acquired an 11.43% equity interest in ChannelSoft, a software service provider, for a total consideration of RMB400 million (approximately US$61 million). Following our equity investment, ChannelSoft began working with our provincial operating subsidiaries in call center infrastructure and big data-driven precision marketing.

In July 2018, China Mobile International Holdings, our wholly-owned subsidiary, participated in Xiaomi’s initial public offering as a cornerstone investor and subscribed for 46,164,600 shares, representing 0.2% of Xiaomi’s issued and outstanding share capital upon the completion of the offering, for a total consideration of HK$784.8 million. In July 2018, we entered into a strategic cooperation framework agreement with Xiaomi to explore new opportunities to collaborate, including in joint marketing, sales channel transformation, smart hardware, government and corporate businesses, overseas businesses, and industrial investment.

In 2019, we made several strategic investments in addition to the subscription for the convertible bond issued by SPD Bank, including (i) the subscription and acquisition by CMI Holdings, our wholly-owned subsidiary, of 12.0% equity interest in Beijing Haitian Ruisheng Science Technology Co., Ltd., at a total consideration of RMB234.7 million, to cooperate in human-annotated datasets for machine learning and artificial intelligence, (ii) the acquisition by CMI Holdings of 0.7% equity interest in Beijing Kingsoft Office Software, Inc., at a consideration of RMB147.5 million, to jointly develop SAAS products, (iii) the subscription by China Mobile Group Fujian Co., Ltd., our wholly-owned subsidiary, of 45% equity interest in Fujian Heyi Health Technology Development Co., Ltd., at a consideration of RMB22.5 million, to jointly develop intelligent senior care platforms and (iv) the subscription by China Mobile Group Xinjiang Co., Ltd., our wholly-owned subsidiary, of 16.0% equity interest in Xinjiang Digital Corps Information Industry Development Co., Ltd., at a consideration of RMB16.0 million, to explore digitization across various industries in Xinjiang.

Competition

We compete with other market players in the telecommunications and related industries.

We are one of the four licensed telecommunications services providers in Mainland China. The PRC government encourages orderly and fair competition in the telecommunications industry in Mainland China. We face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers to attract customers.

In the area of basic telecommunications services, the PRC government allows operators approved by the MIIT to lease and repackage mobile services for sale to end-customers and we face increasing competition from these new mobile network operators. In light of our recent permission to provide 4G services based on LTE FDD technology, we expect that the competition will intensify in the delivery of 4G services against China Telecom and China Unicom, which operate their 4G services based mainly on LTE FDD technology for several years. Further, in January 2016, China Telecom and China Unicom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditures such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Moreover, China Telecom collaborated with CUCL, a wholly-owned subsidiary of China Unicom, in 2019 to roll out 5G network co-building and co-sharing, which enables them to leverage on their mutually complementary network and spectrum resources to save costs on network construction, operation and maintenance. CMCC, our parent company, is currently considering external cooperation for 5G network construction and sharing and has been in discussion with certain third parties to explore the potential cooperation arrangement. Additionally, the PRC government has required the implementation of mobile number portability programs in Mainland China by the end of 2019. As a result, the competition among telecommunication operators may be further intensified.

Moreover, on June 6, 2019, the MIIT granted the basic telecommunications service operating permit for 5G digital cellular mobile service to CMCC, our parent company, China Broadcasting Network and the parent companies of China Telecom and China Unicom, which is expected to intensify the competition among the four telecommunications services providers with respect to the planning and promotion of 5G development and commercialization. See “— We may encounter difficulties and challenges in the commercialization of 5G technologies.”

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

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.”

Regulation

The telecommunications industry in Mainland China is highly regulated. See “Item 3. Key Information – Risk Factors – Risks Relating to the Telecommunications Industry in Mainland China – We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.” for a description of the effects government regulations may have on our business. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and, the Ministry of Commerce, or MOFCOM, encompass all key aspects of telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

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

The PRC government implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. On May 17, 2013, the MIIT announced that it would accept applications from non-State-owned companies to, on a trial basis, lease mobile services from China Telecom, China Unicom or us and provide mobile services to end-customers after repackaging these services. The trial period ended on December 31, 2015. On January 24, 2018, the MIIT released a notice for public comment regarding the conversion of pilot license to an official license for the mobile services leasing and repackaging. On May 5, 2016, the MIIT officially issued a telecom license to China Broadcasting Network, making it the nation’s fourth telecommunications operator. In 2016, the MIIT also approved certain operators to refarm their respective frequency spectrum used for 2G and 3G services to provide 4G services. Since May 1, 2018, subject to MIIT’s approval, non-state-owned companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Telecom, China Unicom or us and provide mobile services to end-customers after repackaging these services.

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

According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. While several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law, the implementation of the Cyber Security Law is still at an early stage. In furtherance of the Cyber Security Law, the PRC government also published “Information Security Technology — Personal Information Security Specification” in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, and “Identification Methods for Illegal Collection and Use of Personal Information by Apps” in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in Mainland China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations.

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

Employees.

As of December 31, 2017, 2018 and 2019, we had 464,656, 459,152 and 456,239 employees, respectively. Substantially all of our employees are located in Mainland China. The employees as of December 31, 2019 are classified in the following table. Approximately 70.3% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2019:

	Number	% of Total
Management	34,253	7.5
Technical	123,773	27.1
Marketing	243,062	53.3
General affairs	48,544	10.6
Other	6,607	1.5

Total	456,239	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. See note 6 to our consolidated financial statements included in this annual report on Form 20-F for details of our employee benefit and related expenses, including contributions to defined contribution retirement plans. Most of our employees are members of a labor union. We have not experienced any strikes or labor disputes that have interfered with our operations during 2019. We believe we have built a harmonious relationship with our employees.

The number of labor sourced by third parties was 30,598 by the end of 2019.

Property, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities in Mainland China and Hong Kong. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present use.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2019 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to international roaming agreements with Irancell Telecommunications Services Company and Mobile Company of Iran in Iran, which may be government-controlled entities. CMCC is also a party to international GSM roaming agreements with Syriatel Mobile Telecom S.A. and MTN Syria (formerly Spacetel Syria) in Syria. As part of our ordinary telecommunications services, these international roaming agreements allow our mobile customers to use their mobile devices on a network outside their home network. In 2019, our gross revenue generated by roaming traffic under these agreements was less than US$500,000.

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

Financial Highlights

Our operating revenue reached RMB745,917 million (US$107,144 million) in 2019, of which, revenue from our telecommunications services amounted to RMB674,392 million. Our revenue structure further improved in 2019. Revenue from wireless data traffic reached RMB384,999 million (US$55,302 million) in 2019, which remained our largest revenue source. Our profit attributable to equity shareholders reached RMB106,641 million (US$15,318 million) in 2019, or basic earnings per share of RMB5.21. The total dividend payment for 2019 reached HK$3.250 per share.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2017	2018	2019
Total voice usage (in billions of minutes)	3,811.6	3,485.2	3,224.8
Handset data traffic (in billions of gigabytes)	12.27	34.62	65.89
Operating revenue (in RMB millions)	740,514	736,819	745,917
Operating expenses (in RMB millions)	620,388	615,432	632,768
Profit attributable to equity shareholders (in RMB millions)	114,279	117,781	106,641

In 2017, 2018 and 2019, our customer base and wireless data traffic business continued to experience stable growth. Wireless data traffic remained the largest revenue source in 2019, surpassing the combined revenue of voice, SMS and MMS. Our total net increase in the number of mobile customers was 25.2 million in 2019 and our total mobile customer base reached 950.3 million as of December 31, 2019. Our total voice usage decreased by 8.6% in 2018 and further decreased by 7.5% in 2019. Our handset data traffic increased by 182.1% in 2018 and by 90.3% in 2019. Our operating revenue decreased by 0.5% in 2018 and increased by 1.2% in 2019. Our data business continued to grow, and our data services revenue accounted for 80.8% and 83.8% of our revenue from telecommunications services in 2018 and 2019, respectively. Our operating expenses decreased by 0.8% in 2018 and increased by 2.8% in 2019. Our profit attributable to equity shareholders increased by 3.1% in 2018 and decreased by 9.5% in 2019.

The PRC economy continued to grow in terms of GDP by 6.1% in 2019, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in Mainland China reached 114.4% as of December 31, 2019, the mobile markets in some economically developed regions of Mainland China have showed signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a telecommunications and related services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in Mainland China. We expect competition from other telecommunications services providers may intensify. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in Mainland China may reduce our market share and decrease our profit margin,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Our financial performance is also subject to the economic and social conditions in Mainland China. See “Item 3. Key Information — Risk Factors — Risks Relating to Mainland China — An economic slowdown in Mainland China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

We have also entered into a telecommunications services cooperation agreement with CMCC, pursuant to which we and CMCC provide customer development services to each other by utilizing our respective sales channels and resources, and cooperate in the provision of basic telecommunications services and value-added telecommunications services to customers of each other. Since 2013, we have paid the leasing fees to CMCC for the “Village Connect” assets constructed before 2013 and undertaken the investments on any new “Village Connect” assets after 2013. On August 9, 2019, certain of our provincial subsidiaries entered into assets transfer agreements with the relevant provincial subsidiaries of CMCC to acquire certain “Village Connect” assets.

We have also entered into a network capacity leasing agreement with CMCC, pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. We have also entered into a network assets leasing agreement with CMCC, pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other for a leasing fee. In addition, we have entered into a telecommunications services agreement with CMCC, pursuant to which we provide certain telecommunications services to CMCC and its subsidiaries.

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

Average Revenue Per User

Our average revenue per mobile user per month decreased to RMB49.1 in 2019 from RMB53.1 in 2018 due to increased competition among telecommunications operators and a decline in handset data traffic tariff. Our average revenue per wireline broadband user per month decreased to RMB32.8 in 2019 from RMB33.5 in 2018 as a result of the continued implementation of the “speed upgrade and tariff reduction” policy.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31,2017, 2018 and 2019. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss on accounts receivable, depreciation, impairment of property, plant and equipment, investments accounted for using the equity method, goodwill, right-of-use assets and other intangible assets. Actual results may differ from those estimates under different assumptions or conditions.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Revenue Recognition

The Group mainly provides voice, data and other telecommunications services to its customers through entering into contracts that are either cancellable on monthly basis or for a fixed contract period generally with prepayment term and/or penalty for early termination. The Group also sells telecommunication-related products to its customers.

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

When control of a service or product is transferred to a customer, revenue is generally recognized in profit or loss as follows:

(i) Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised goods or services to the customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii) For contracts which include the provision of multiple performance obligations including services, products and/or customer point rewards, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of products and services are mainly based on its observable selling price. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available and maximizes the use of observable inputs to estimate the stand-alone selling price. The standalone selling price of each point in the customer point rewards is based on its fair value. Revenue for each performance obligation is then recognized when the control of the promised goods or services is transferred to the customer.

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

The Group has both pre-paid and post-paid customers for its goods and services provided. Contract assets primarily relate to the Group’s rights to consideration for products or services provided to the customers but for which the Group does not have an unconditional right at the reporting date. In the post-paid contract, contract asset is created, which represents the difference between the amount of products revenue recognized upon sale of products or provision of service and the amount of consideration received/receivable from the customer. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the goods or services promised in the contract. Contract liabilities are presented in deferred revenue on the consolidated balance sheets. The contract assets and the contract liabilities are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non-current assets.

Incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents, are amortized on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the costs incurred to obtain a customer contract relates over the expected duration of the contract and recorded in selling expense, if it is expected to be recovered. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current assets.

Cost incurred to fulfill a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the costs incurred to fulfill a customer contract relates and recorded as network operation and support expenses, if it is expected to be recovered. Capitalized cost incurred to fulfill a contract is recorded as other non-current assets based on its amortization period.

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

Impairment Loss for Accounts Receivable

From January 1, 2018, the impairment loss allowance of accounts receivable is based on assumptions about risk of default and expected loss rates. We assess these assumptions and select the inputs to the impairment calculation, based on past history, existing market conditions as well as forward looking estimates at each balance sheet date.

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

Impairment of Property, Plant and Equipment, Goodwill, Right-of-use Assets, Other Intangible Assets and Investments Accounted for Using the Equity Method

Our property, plant and equipment comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, right-of-use assets, other intangible assets subject to amortization and investments accounted for using the equity method are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No impairment of property, plant and equipment, investment accounted for using the equity method, goodwill and other intangible assets was recorded in 2017, 2018 and 2019, except for impairment of 2G wireless network equipment in 2017. Details are set forth in notes 15, 19 and 21 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Lease

We applied IFRS 16 from its mandatory adoption date of January 1, 2019. Other than land use right, we primarily lease telecommunications towers, buildings and premises and other network equipment. Lease contracts are typically for fixed periods with no extension options.

Lease liabilities are initially measured on the present value of unpaid lease payments at the commencement date. Lease payments include the net present value of fixed payments, variable lease payments that are based on an index or a rate, residual value guarantees payments, lease payments to be made under reasonably certain extension options and payments of penalties for terminating the lease. As the interest rate implicit in the lease cannot be readily determined, we use incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determine the incremental borrowing rate, we make adjustments on risk-free interest based on lease term and credit risk for leases, as we do not have recent third party financing. Lease payments are allocated between principal and finance cost. We calculate lease liability interests based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.

Our right-of-use assets are measured at cost, which includes the amount of the initial measurement of lease liabilities, any lease payments made at or before the commencement date, initial direct costs and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Prior to December 31, 2018, we followed the guidance of “IAS 17 – Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgments and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to us. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgments or assumptions will affect the classification and hence the results of operation and financial position of us.

Possible Impact of Amendments, New Standards, Interpretations and Disclosures Issued but Not Yet Effective for the Year Ended December 31, 2019

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2019, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2019 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 17 “Insurance Contracts”	January 1, 2021

Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”	January 1, 2020

Amendments to IFRS 3“Business Combinations” – “Definition of a Business”	January 1, 2020

Revised Conceptual Framework for Financial Reporting	January 1, 2020

Amendment to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” – interest rate benchmark reform	January 1, 2020

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”	To be determined

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

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2017		2018		2019
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue(1):
Revenue from telecommunications services	668,351	90.3	670,907	91.1	674,392	90.4
Revenue from sales of products and others	72,163	9.7	65,912	8.9	71,525	9.6

Total	740,514	100.0	736,819	100.0	745,917	100.0

Operating expenses(2):
Network operation and support expenses	192,340	31.0	200,007	32.5	175,810	27.8
Depreciation and amortization	150,295	24.2	154,154	25.0	182,818	28.9
Employee benefit and related expenses	85,513	13.8	93,939	15.3	102,518	16.2
Selling expenses	61,086	9.8	60,326	9.8	52,813	8.3
Cost of products sold	73,668	11.9	66,231	10.8	72,565	11.5
Other operating expenses	57,486	9.3	40,775	6.6	46,244	7.3

Total	620,388	100.0	615,432	100.0	632,768	100.0

Profit from operations	120,126		121,387		113,149
Other gains	2,389		2,906		4,029
Interest and other income	15,883		15,885		15,560
Finance costs	(210)		(144)		(3,246)
Income from investments accounted for using the equity method	9,949		13,861		12,641

Profit before taxation	148,137		153,895		142,133
Taxation	(33,723)		(35,944)		(35,342)

Profit for the year	114,414		117,951		106,791

Attributable to:
Equity shareholders	114,279	99.9	117,781	99.9	106,641	99.9
Non-controlling interests	135	0.1	170	0.1	150	0.1

Profit for the year	114,414	100.0	117,951	100.0	106,791	100.0

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

(2)

To better reflect our cost structure, we optimized the presentation of operating expenses in 2019 by reclassifying certain line items thereof. Conforming adjustments are made to operating expenses in 2017 and 2018 to make them comparable with operating expenses in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

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

Operating revenue increased from RMB736,819 million in 2018 to RMB745,917 million (US$107,144 million) in 2019, representing a year-on-year increase of 1.2%. Revenue from telecommunications services grew from RMB670,907 million in 2018 to RMB674,392 million (US$96,870 million) in 2019, representing a year-on-year increase of 0.5%, primarily as a result of our continued business transformation and the waning carryover effect of the cancellation of domestic data roaming charges.

Due to the substitution effect of mobile Internet and other factors, revenue from voice services decreased from RMB108,083 million in 2018 to RMB88,624 million (US$12,730 million) in 2019, representing a year-on-year decrease of 18.0%.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2018	2019
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	28,800	28,648	(152)	(0.5)
Wireless data traffic	383,297	384,999	1,702	0.4
Wireline broadband	54,285	68,835	14,550	26.8
Applications and information services	75,701	82,543	6,842	9.0

Data services revenue	542,083	565,025	22,942	4.2

Data services revenue as a percentage of revenue from telecommunications services	80.8	83.8	3.0	—

Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Data services revenue grew from RMB542,083 million in 2018 to RMB565,025 million (US$ 81,161 million) in 2019, representing a year-on-year increase of 4.2%. This increase was mainly due to improved quality of our broadband services and the growth in revenue generated from certain corporate customers.

Revenue from wireless data traffic increased by 0.4% from RMB383,297 million in 2018 to RMB384,999 million (US$55,302 million) in 2019. Revenue generated from wireline broadband business grew by 26.8% from RMB54,285 million in 2018 to RMB68,835 million (US$9,888 million) in 2019. Revenue generated from SMS and MMS decreased by 0.5% from RMB28,800 million in 2018 to RMB28,648 million (US$4,115 million) in 2019. Revenue generated from applications and information services increased by 9.0% from RMB75,701 million in 2018 to RMB82,543 million (US$11,856 million) in 2019. As a percentage of revenue from telecommunications services, data services revenue increased from 80.8% in 2018 to 83.8% in 2019.

Revenue from sales of products and others increased by 8.5% from RMB65,912 million in 2018 to RMB71,525 million (US$10,274 million) in 2019, primarily due to increased sales of ICT equipment, IoT and other smart devices.

Operating Expenses. To better reflect our cost structure, we optimized the presentation of our operating expenses in 2019 by reclassifying certain line items thereof. Conforming adjustments are made to operating expenses in 2018 to make them comparable with operating expenses in 2019. Following such reclassification, operating expenses include network operation and support expenses, depreciation and amortization, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Other operating expenses primarily consist of interconnection, credit impairment losses, write-down of inventories, gains or losses on disposal of property, plant and equipment, write-off and impairment of property, plant and equipment, auditor’s remuneration and other miscellaneous expenses. The changes in presentation have no effect on reported operating revenue, operating expenses or net profits for any of the years presented. Operating expenses increased by 2.8% from RMB615,432 million in 2018 to RMB632,768 million (US$90,891 million) in 2019. Among the operating expenses:

Network operation and support expenses decreased by 12.1% from RMB200,007 million in 2018 to RMB175,810 million (US$25,254 million) in 2019. As a percentage of operating expenses, network operation and support expenses decreased from 32.5% in 2018 to 27.8% in 2019. The decrease in our network operation and support expenses in 2019 was primarily due to the adoption of IFRS 16, which recognizes leasing fees as depreciation and amortization or finance costs. Under IAS 17, the previous standard, our network operation and support expenses would have increased by 0.3% in 2019, primarily due to an increase in tower leasing fees.

Depreciation and amortization expenses increased by 18.6% from RMB154,154 million in 2018 to RMB182,818 million (US$26,260 million) in 2019. As a percentage of operating expenses, depreciation and amortization expenses increased from 25.0% in 2018 to 28.9% in 2019. The increase in our depreciation and amortization expenses in 2019 was primarily due to the adoption of IFRS 16, which recognizes certain leasing fees as depreciation and amortization. Under IAS 17, the previous standard, our depreciation and amortization expenses would have increased by 3.8% in 2019, primarily due to the expansion of assets scale resulting from our efforts to satisfy business development needs, enhance customer perception and improve network quality.

Employee benefit and related expenses increased by 9.1% from RMB93,939 million in 2018 to RMB102,518 million (US$14,726 million) in 2019. We continued to adjust and optimize our personnel structure and enhanced incentives for core staff, leading to an increase in employee benefit and related expenses. As a percentage of operating expenses, employee benefit and related expenses increased from 15.3% in 2018 to 16.2% in 2019.

Selling expenses decreased by 12.5% from RMB60,326 million in 2018 to RMB52,813 million (US$7,586 million) in 2019. This decrease was principally because we actively promoted the transformation of our marketing model, enhanced precision marketing to customers, and endeavored to improve the efficiency in utilization of marketing resources. As a percentage of operating expenses, selling expenses decreased from 9.8% in 2018 to 8.3% in 2019.

Cost of products sold increased by 9.6% from RMB66,231 million in 2018 to RMB72,565 million (US$10,423 million) in 2019. This increase was primarily driven by the increased sales of ICT equipment, IoT and other smart devices. As a percentage of operating expenses, cost of products sold increased from 10.8% in 2018 to 11.5% in 2019.

Other operating expenses increased by 13.4% from RMB40,775 million in 2018 to RMB46,244 million (US$6,642 million) in 2019. The increase was mainly due to (i) an increase in the loss allowance for accounts receivable and asset retirement write-offs resulting from our efforts to improve asset quality and (ii) an increase in R&D expenses. As a percentage of operating expenses, other operating expenses increased from 6.6% in 2018 to 7.3% in 2019. For more information on our other operating expenses and the above-mentioned provision, see note 7 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 6.8% from RMB121,387 million in 2018 to RMB113,149 million (US$16,253 million) in 2019, and operating margin (profit from operations as a percentage of operating revenue) decreased from 16.5% in 2018 to 15.2% in 2019.

Other Gains. Other gains increased by 38.6% from RMB2,906 million in 2018 to RMB4,029 million (US$578 million) in 2019, principally due to the increase in government subsidies and additional deduction of VAT.

Interest and Other Income. Interest and other income decreased from RMB15,885 million in 2018 to RMB15,560 million (US$2,235 million) in 2019.

Finance Costs. Finance costs increased significantly from RMB144 million in 2018 to RMB3,246 million (US$466 million) in 2019. This increase was mainly due to newly recognized finance costs associated with lease liabilities under IFRS 16, which has been adopted for accounting periods beginning on or after January 1, 2019.

Income from Investments Accounted for Using the Equity Method. We had income from investments accounted for using the equity method of RMB12,641 million (US$1,816 million) in 2019, an decrease by 8.8% from RMB13,861 million in 2018. The decrease was primarily attributable to our shareholding in China Tower. For more information on our income from investments accounted for using the equity method, see note 21 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before taxation decreased by 7.6% from RMB153,895 million in 2018 to RMB142,133 million (US$20,416 million) in 2019.

Taxation. Our income tax expense decreased by 1.7% from RMB35,944 million in 2018 to RMB35,342 million (US$5,077 million) in 2019, primarily due to a decrease in our taxable income. Our effective tax rate was 23.4% in 2018 and 24.9% in 2019.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders decreased by 9.5% from RMB117,781 million in 2018 to RMB106,641 million (US$15,318 million) in 2019. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 16.0% in 2018 to 14.3% in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” of our annual report on Form 20-F for the year ended December 31, 2018.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2019, we had working capital (current assets minus current liabilities) of RMB67,799 million (US$9,739 million), compared to working capital of RMB60,718 million as of December 31, 2018 and working capital of RMB28,214 million as of December 31, 2017. The increase in our working capital as of December 31, 2019 from December 31, 2018 was primarily due to a decrease in our accounts payable. The current portion of our finance lease obligations as of December 31, 2017, 2018 and 2019 were nil, nil and nil, respectively. The current portion of our lease liabilities as of December 31, 2019 was RMB22,668 million (US$ 3,256 million).

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2019, we had bank deposits of RMB130,799 million (US$18,788 million), compared to bank deposits of RMB291,887 million as of December 31, 2018 and bank deposits of RMB279,371 million as of December 31, 2017. For further information about our financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2017	2018	2019
	(in millions of RMB)
Net cash generated from operating activities	245,514	206,151	247,591
Net cash used in investing activities	(106,533)	(212,231)	(64,206)
Net cash used in financing activities	(108,231)	(57,820)	(64,901)

Net increase/(decrease) in cash and cash equivalents	30,750	(63,900)	118,484

Net cash generated from operating activities increased by 20.1% from RMB206,151 million in 2018 to RMB247,591 million (US$35,564 million) in 2019, which primarily reflects the reclassification of repayment of principal and interest of lease liabilities as cash used in financing activities under IFRS 16 and a smaller decrease in deferred revenue in 2019.

Net cash used in investing activities decreased by 69.7% from RMB212,231 million in 2018 to RMB64,206 million (US$9,223 million) in 2019 primarily due to a decrease in bank deposits, compared to an increase in 2018.

Net cash used in financing activities increased by 12.2% from RMB57,820 million in 2018 to RMB64,901 million (US$9,322 million) in 2019, primarily due to the reclassification of repayment of principal and interest of lease liabilities as cash used in financing activities under IFRS 16 in 2019.

For a discussion of our cash flow information for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity” of our annual report on Form 20-F for the year ended December 31, 2018.

Capital Expenditures

Capital expenditures incurred in 2017, 2018 and 2019 were RMB177,533 million, RMB167,075 million and RMB165,878 million (US$23,827 million), respectively. We incurred capital expenditures principally for strengthening 5G first-mover advantage, supporting 4G data traffic growth, bettering the deployment of cloud resources, promoting cloud-based network transformation, building up transmission capability and boosting IT support.

We estimate that we will incur capital expenditures of approximately RMB179.8 billion (US$25.8 billion) in 2020. Our capital expenditure, which is expected to be principally incurred in Mainland China, will serve a variety of purposes, including the proactive build-out of our 5G network, the construction of cloud-based infrastructure, support for the all-rounded development of the “four growth engines” and enhancements to smart operations.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2020.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

We currently have a corporate credit rating of A1/Outlook Stable from Moody’s and A+/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. As of December 31, 2019, we did not have any borrowings.

Other Contractual Obligations and Commitments

As of December 31, 2019, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. These obligations and commitments primarily include capital commitments.

In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as repair and maintenance. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

For further disclosure regarding our commitments, please see note 37 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2019:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	164,818	164,818	—	—	—
Bills Payable	2,896	2,896	—	—	—
Accrued Expenses and Other Payables	182,368	182,368	—	—	—
Amount Due to Ultimate Holding Company	21,677	21,677	—	—	—
Lease Liabilities	80,973	23,814	39,791	9,662	7,706

Total Contractual Obligations	452,732	395,573	39,791	9,662	7,706

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2019:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Capital Commitments	41,893	36,421	5,472	—	—

Apart from the commitments listed above, as of December 31, 2019, we had a commitment to invest RMB244 million in China Mobile Fund upon its request.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Trend Information

See our discussion in each section of “— Overview of Our Operations” and “— Results of Operations” included elsewhere under this Item.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Most of our current operating subsidiaries are incorporated in Mainland China. Under the current foreign exchange system in Mainland China, our subsidiaries in Mainland China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information – Risk Factors – Risks Relating to Mainland China – Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” and “Item 10. Additional Information — Exchange Controls” for further information about exchange controls in Mainland China. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

Each of our operating subsidiaries in Mainland China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 28, 2020.

Name	Age	Position
Mr. YANG Jie	57	Executive Director and Chairman
Mr. WANG Yuhang	58	Executive Director
Mr. DONG Xin	54	Executive Director, Vice President and Chief Financial Officer
Dr. Moses M.C. CHENG	70	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	73	Independent Non-Executive Director
Mr. Stephen K.W. YIU	59	Independent Non-Executive Director
Dr. YANG Qiang	58	Independent Non-Executive Director
Mr. LI Huidi	51	Vice President
Mr. GAO Tongqing	56	Vice President
Mr. JIAN Qin	54	Vice President
Mr. ZHAO Dachun	49	Vice President

Mr. YANG Jie has served as our Executive Director and Chairman since March 2019. He is in charge of our overall management. Mr. Yang is also the Chairman of CMCC and a director and the Chairman of CMC. Mr. Yang previously served as a Deputy Director General of Shanxi Posts and Telecommunications Administration, a General Manager of Shanxi Telecommunications Corporation, a Vice President of China Telecom Beijing Research Institute, a General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation, Vice President, President and Chairman of China Telecommunications Corporation, and the President, Chief Operating Officer, Chairman and Chief Executive Officer of China Telecom Corporation Limited. Mr. Yang graduated from the Beijing University of Posts and Telecommunications majoring in radio engineering in 1984 and obtained a doctorate degree in business administration from the ESC Rennes School of Business in 2008. Mr. Yang is a professor-level senior engineer with extensive experience in management and the telecommunications industry.

Mr. WANG Yuhang has served as our Executive Director since October 2019. He is principally in charge of human resources and inspection matters. Mr. Wang is also a director of CMCC and CMC. Mr. Wang formerly served as a deputy general manager of Development Department, general manager of Supervision Department, deputy director of Supervision and Inspection Office, the chief director of Legal Center, general manager of Human Resources Department and executive vice president of China Ocean Shipping (Group) Company; a vice president of COSCO Americas Inc.; the general manager of COSCO Shipbuilding Industry Company; the general manager of COSCO Shipyard Group Co., Ltd. as well as the executive vice president of China COSCO SHIPPING Corporation Limited. Mr. Wang had served as a non-executive director and vice chairman of China International Marine Containers (Group) Co., Ltd., a non-independent and non-executive director and the chairman of COSCO SHIPPING International (Singapore) Co., Ltd., a non-executive director of COSCO SHIPPING Holdings Co., Ltd. and an executive director and the chairman of COSCO SHIPPING International (Hong Kong) Co., Ltd. (listed in Hong Kong). Mr. Wang graduated from Dalian Maritime College in 1983 with a major in marine engineering management. Mr. Wang is a senior engineer and has over 30 years of experience in the shipping industry with rich experience in human resources and corporate management.

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

Dr. Moses M.C. CHENG has served as our Independent Non-Executive Director since March 2003. He was appointed the chairman of the remuneration committee in May 2016. Dr. Cheng is a practicing solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves as the chairman of the Insurance Authority. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited, Tian An China Investments Company Limited and The Hong Kong and China Gas Company Limited, all of which are public companies in Hong Kong. Dr. Cheng has ceased to be a non-executive director of Kader Holdings Company Limited and an independent non-executive director of ARA Asset Management Limited.

Mr. Paul M.Y. CHOW has served as our Independent Non-Executive Director since May 2013. He was appointed the chairman of the nomination committee in May 2016. Mr. Chow is currently an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd. Mr. Chow was the chief executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017 and an independent non-executive director of CITIC Limited from March 2016 to June 2019.

Mr. Stephen K.W. YIU has served as our Independent Non-Executive Director since March 2017. He was appointed the chairman of the audit committee in May 2018. Mr. Yiu is currently a non-executive director of the Insurance Authority, an independent non-executive director of Hong Kong Exchanges and Clearing Limited and ANTA Sports Products Limited, a Council member of The Hong Kong University of Science and Technology and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and the Complaints Committee of the Hong Kong Independent Commission Against Corruption. Mr. Yiu joined the global accounting firm KPMG in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the partner in charge of audit of KPMG from 2007 to 2010, and served as the chairman and chief executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the HKICPA. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, the HKICPA and the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a Master’s degree in business administration from the University of Warwick in the United Kingdom.

Dr. YANG Qiang has served as our Independent Non-Executive Director since May 2018. Dr. Yang is currently the Chief AI Officer of WeBank Co., Ltd., the Founding Director of the Big Data Institute, the Chair Professor and former New Bright Professor of Engineering and the former Head of the Department of Computer Science and Engineering of the Hong Kong University of Science and Technology, or HKUST, as well as the chief scientific consultant to Shenzhen Qianhai 4Paradigm Data Technology Co., Ltd. Dr. Yang had served as, among other posts, an assistant professor and a tenured associate professor at the Department of Computer Science of the University of Waterloo in Canada from September 1989 to August 1995, a tenured associate professor, an industrial research chair and a full professor at the School of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an associate professor, a full professor and an associate head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From 2009 to November 2014, Dr. Yang was also a technical consultant to the 2012 Laboratories of Huawei Technologies Co., Ltd. or Huawei, in charge of big data research, and served as, among other posts, the Founding Head of Huawei’s Noah’s Ark Research Lab and the head of Huawei’s Big Data Committee. Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987 respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989.

Mr. LI Huidi has served as our Vice President since September 2019. Mr. Li is principally in charge of network, international information harbor, information security, procurement, terminals and others. Mr. Li is also a Vice President of CMCC and a director and vice president of CMC. Previously, Mr. Li served as a research fellow in Lucent Technologies — Bell Labs Innovations, a vice president of UTStarcom Inc., a vice president and General Manager of New Mobile Technology and High-end Products Division of Lenovo Group Limited, Chief Technology Officer and Chairman of Technology Innovation Committee of Lenovo Mobile Communication Technology Co., Ltd. Mr. Li graduated in 1990 with a Bachelor of Electronic Engineering from Harbin Institute of Technology, and received a Master’s Degree in Mobile Communications from Polytechnic Institute of New York University and a doctoral degree in management from Hong Kong Polytechnic University.

Mr. GAO Tongqing has served as our Vice President since February 2020. Mr. Gao is principally in charge of legal and regulatory matters, research and development, international business and investment. He is also a Vice President and General Counsel of CMCC and a director and vice president CMC. Mr. Gao previously served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and the General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch, Vice President of China Telecommunications Corporation, and Executive Director and Executive Vice President of China Telecom Corporation Limited. He graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University.

Mr. JIAN Qin has served as our Vice President since September 2019. Mr. Jian is principally in charge of marketing, customer service, information and technology, mobile Internet, financial technology and others. Mr. Jian is also a Vice President of CMCC, a director and vice president of CMC and a director of Phoenix Media Investment (Holdings) Limited. Previously he served as a Deputy Director of the Nanchang Telecom Bureau, Chairman and President of China Mobile Group Jiangxi Co., Ltd., China Mobile Group Sichuan Co., Ltd. and China Mobile Group Guangdong Co., Ltd. Mr. Jian graduated in 1989 from Beijing University of Posts and Telecommunications majoring in Computer and Communication, and received a Doctoral degree in Industrial Economics from Jiangxi University of Finance and Economics.

Mr. ZHAO Dachun has severed as our Vice President since September 2019. Mr. Zhao is principally in charge of corporate customers, software technology R&D, IoT and other matters. Mr. Zhao is also a Vice President of CMCC and a director and vice president of CMC. Previously, Mr. Zhao served as Chairman and President of China Mobile Group Shaanxi Co., Ltd. and China Mobile Group Sichuan Co., Ltd. Mr. Zhao graduated in 1993 from Southeast University majoring in Radio Technology and received an EMBA from Nanjing University.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2019 was approximately RMB6.1 million (US$0.9 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2019 was approximately HK$1.4 million (US$0.2 million). See note 11 to our consolidated financial statements included in this annual report on Form 20-F for details of the compensation we paid to our directors on an individual basis.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of March 31, 2020, our directors and senior management who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Moses M.C. Cheng	300,000	0.0015%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

Our board of directors resolved to propose the adoption of a share option scheme, or the Scheme. See Exhibit 1.1 to our report on Form 6-K filed on January 24, 2020 for a summary of the key terms of the Scheme. The Scheme has been approved by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC and is still subject to approval from our shareholders at a general meeting to be convened in due course. As of the date of this annual report, we have not granted any share option pursuant to the Scheme.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2020, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company, representing approximately 72.72% of our issued and outstanding share capital. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2020, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares and the number of the holders of our ADSs.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2020, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in Mainland China, Hong Kong, Macau, Taiwan, Brazil, Brunei, Canada, Chile, Indonesia, Malaysia, United Arab Emirates, Pakistan, Peru, Saudi Arabia, South Africa and Yemen, and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in 47 countries. In addition, individual applications have been filed in four countries.

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

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC can collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT. In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us. In 2019, no consideration was paid from us to CMCC or from CMCC to us under the Spectrum and Numbering Resources Agreement.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in Mainland China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers. In 2019, no consideration was paid from us to CMCC or from CMCC to us under the Inter-Provincial Transmission Line Leasing Settlement Agreement.

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

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates. In 2019, no consideration was paid from us to CMCC or from CMCC to us under the Platform Development Agreement.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC in 2019 under the Network Capacity Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules, and it is expected that the amount of leasing fees payable by us to CMCC under the Network Capacity Leasing Agreement (as renewed) will not exceed RMB100 million in 2020. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, but are exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

Network Assets Leasing Agreement

In order to better position ourselves in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “2011 Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The initial term of the 2011 Network Assets Leasing Agreement expired on December 31, 2011, and the agreement has been renewed for successive one-year periods since then until it expired on December 31, 2019. On January 2, 2020, we entered into the 2020 Network Assets Leasing Agreement with CMCC for a term of one year commencing on January 1, 2020. The terms and conditions of the 2020 Network Assets Leasing Agreement are substantially the same as those of the 2011 Network Assets Leasing Agreement, except that the 2020 Network Assets Leasing Agreement is for a fixed term of one year and is not automatically renewable upon expiry.

The leasing fees will be determined with reference to the prevailing market rates, but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network assets. The amount of leasing fees receivable by us from CMCC in 2019 under the Network Assets Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2019 under the Network Assets Leasing Agreement did not exceed RMB3,500 million. It is expected that, in 2020, the amount of leasing fees payable by us to CMCC under the Network Assets Leasing Agreement (as renewed) will not exceed RMB5,000 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the Network Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Assets Transfer Agreements

On August 9, 2019, certain of our provincial subsidiaries (the “Purchasers”) entered into assets transfer agreements with the subsidiaries of CMCC in the relevant provinces (the “Vendors”). Pursuant to these assets transfer agreements, the Purchasers agreed to acquire from the Vendors certain telecommunication network operation assets, including properties and buildings, land use rights, machinery and equipment, transmission pipelines and optic fibers, related to the “Village Connect” project (the “Sale Assets”). The aggregate consideration under these assets transfer agreements is RMB873.0 million, determined after arm’s length negotiations between the parties to these agreements with reference to the appraised value of the Sale Assets as set out in an assets valuation report prepared by an independent valuer using costs approach. The acquisition of the Sale Assets allows us to consolidate the Sale Assets with our other network operation assets, thereby enhancing the overall efficiency of the management of our network operation assets.

Telecommunication Facilities Construction Services Agreement

On August 9, 2019, we entered into the Telecommunications Services Agreement with CMCC, pursuant to which we provide telecommunications services to CMCC and its subsidiaries. Telecommunications services provided by us under this agreement include (i) telecommunications project planning, design and consultation services, (ii) telecommunications project construction services and (iii) maintenance services in respect of telecommunications facilities and equipment. Following the expiry of this agreement on December 31, 2019 and to continue the provision of services contemplated under such agreement, we entered into the 2020 Telecommunication Facilities Construction Services Agreement with CMCC on January 2, 2020 with a one-year term commencing on January 1, 2020. Under this agreement, services charges for telecommunications project planning, design and consultation services will be payable by installments or upon completion of provisions of services. Services charges for telecommunications project construction services will be payable by installments, typically with 10% payable upon signing of the relevant engagement, 70% over the course of the construction and the remaining amount upon completion and acceptance of the project. Services charges for maintenance services in respect of telecommunications facilities and equipment will be payable monthly. The amount of telecommunications services charges receivable by us from CMCC and its subsidiaries under the Telecommunications Services Agreement did not exceed RMB2,000 million in 2019 and the telecommunication facilities construction services charges receivable by us from CMCC and its subsidiaries under the 2020 Telecommunication Facilities Construction Services Agreement is expected not to exceed RMB3,000 million in 2020.

Transfer of Tower Assets to China Tower

On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange in August 2018 and, as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2020, we indirectly owned approximately 28% equity interest in China Tower through CMC, our wholly-owned subsidiary.

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

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement did not exceed RMB2,200 million, RMB2,200 million and RMB2,200 million in 2017, 2018 and 2019, respectively. The transactions contemplated under the Property Leasing and Management Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental charges payable by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement in 2020 are not expected to exceed RMB2,000 million, and the total value of right-of-use assets relating to the leases thereunder is not expected to exceed RMB5,700 million in 2020.

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

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2019 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.723 per share for the fiscal year ended December 31, 2019. This, together with the interim dividend of HK$1.527 per share, amounted to an aggregate dividend payment of HK$3.250 per share for the full fiscal year of 2019.

The Company attaches great importance to shareholder returns and intends to maintain a stable dividend per share for the full year of 2020 after giving overall consideration to its profitability and cash flow generation.

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

As of December 31, 2019 and March 31, 2020, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2019 and March 31, 2020, there were, respectively, 396 and 393 registered holders of American depositary receipts evidencing 102,819,129 and 111,844,991 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Borrowing Powers. The directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or any third party. Such borrowing powers may be varied by an amendment to our articles of association.

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

All dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the directors for our benefit until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the directors and shall revert to us.

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

Miscellaneous

We keep our share register with our share registrar, which is Hong Kong Registrars Ltd., Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909. See Exhibit 2.4 to this annual report for more information about our articles of association.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market-maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. See “Item 3. Key Information – Risk Factors – Risks Relating to Mainland China – Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” for further information.

Under Hong Kong law, there are no foreign exchange controls or other laws, decrees or regulations that (i) restrict the import or export of capital or affect the availability of cash and cash equivalents for our use or (ii) affect the remittance of dividends, interests or other payments to non-resident holders of our securities. There are no limitations on the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs imposed by Hong Kong law or by our Articles of Association or other constituent documents.

Taxation — Mainland China

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

Taxation — United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to a US holder in light of its individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

The tax treatment of your ordinary shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “— PFIC Rules”, this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

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

We are subject to market rate risks due to fluctuations in interest rates. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2019.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2019, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2019		As of December 31, 2018
	2020	2021	2022	2023	2024	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	3	—	—	—	—	—	3	3	1	1
in Hong Kong dollars	—	—	—	—	—	—	—	—	—	—
Bank deposits:
in U.S. dollars	1,409	—	—	—	—	—	1,409	1,409	3,621	3,621
in Hong Kong dollars	5,267	—	—	—	—	—	5,267	5,267	4,490	4,490
Cash and cash equivalents:
in U.S. dollars	2,814	—	—	—	—	—	2,814	2,814	2,887	2,887
in Hong Kong dollars	1,511	—	—	—	—	—	1,511	1,511	532	532

Item 12.	Description of Securities Other than Equity Securities.

The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286, USA, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide delivery of ADSs or deposited shares or to provide any distributions until its fees for those services are paid.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2019 was US$189,316.53, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2019 was US$121,071.23.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including, without limitation, that such information is accumulated and communicated to our management, including our Chairman and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2019, an evaluation was carried out by our management, with the participation of our Chairman and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chairman and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

Management of China Mobile Limited (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chairman and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As of December 31, 2019, the Company’s management, with the participation of the Company’s Chairman and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 28, 2020 appearing on page F-2 of this annual report on Form 20-F.

/s/ YANG Jie		/s/ DONG Xin
Name:	YANG Jie	Name:	DONG Xin
Title:	Executive Director and Chairman	Title:	Executive Director, Vice President and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2019, we completed the implementation of internal controls designed to address the impact of IFRS 16. Other than as discussed above, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2018 and 2019:

	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees(2)
	(in millions of RMB)
2018	108	—	3	6
2019	111	—	2	10

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
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

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that the chairman of a listed company in Hong Kong should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors. In 2019, our Audit Committee comprising four independent non-executive directors met twice with our external auditors without any executive directors present.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).(11)

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation). (1)

2.3	Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.(2)

2.4	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(3)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(5)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(5)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation). (6)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(6)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(9)

4.11	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.12	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.13	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(11)

4.14	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(12)

4.15	Agreement on the Transfer of Business and Assets of China Tietong Telecommunications Corporation, dated November 27, 2015, between China Mobile Tietong Company Limited and China Tietong Telecommunications Corporation (with English translation).(12)

4.16	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.23	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation). (13)

4.24	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation). (13)

4.25	Trademark Licensing Agreement, entered into in December 2017, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communication Co., Ltd. (with English translation). (14)

4.26	Supplementary Agreement to Commercial Pricing Agreement, dated January 31, 2018, between China Mobile Communication Co., Ltd. and China Tower Corporation Limited (with English translation). (14)

4.27	Assets Transfer Agreements, dated August 9, 2019, between the subsidiaries of China Mobile Limited in the relevant provinces, as purchasers, and the subsidiaries of China Mobile Communications Group Co., Ltd. in such provinces, as vendors (with English translation).

4.28	2020 Network Assets Leasing Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

4.29	2020–2022 Property Leasing and Management Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

4.30	2020 Telecommunication Facilities Construction Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(3)

12.1	Certification of Chairman pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chairman pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-204640) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-14696), filed with the SEC on April 27, 2017.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-14696), filed with the SEC on April 26, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ YANG Jie
Name:	YANG Jie
Title:	Executive Director and Chairman

Date: April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mobile Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in 2018.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Identification of Distinct Performance Obligations and Allocation of Transaction Prices among Various Performance Obligations

As described in Note 2(r) and Note 4 to the consolidated financial statements, the Company mainly provides voice, data and other telecommunications services and sells telecommunication related products to its customers. The Company’s consolidated operating revenues were RMB745,917 million for the year ended December 31, 2019. Management identifies multiple distinct performance obligations in certain bundled package contracts such as the provision of services, products and/or customer point rewards. Management allocates the transaction price to each performance obligation based on the relative stand-alone selling price. Management exercises significant judgement in identifying the distinct performance obligations and estimating the stand-alone selling price of each distinct performance obligation.

The principal considerations for our determination that performing procedures relating to the identification of performance obligations and the determination of the stand-alone selling price for each single performance obligation in the allocation of transaction prices among various performance obligations is a critical audit matter are that there were significant judgements by management in identifying the distinct performance obligations and estimating the stand-alone selling price of each distinct performance obligation due to the variety of tariffs and package structures and complexity of multiple performance obligation arrangements. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the identification of distinct performance obligations and determination of stand-alone selling price in the allocation of transaction prices among various performance obligations for revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s identification of distinct performance obligations, and determination of stand-alone selling price in the allocation of transaction prices among various performance obligations. These procedures also included, among others, (i) evaluating the appropriateness of the accounting policies adopted in revenue recognition for existing and new revenue streams including multiple performance obligation arrangements, and the appropriateness of related judgements made by management; (ii) examining management’s identification of the performance obligations and determination of stand-alone selling price for each single performance obligation in the allocation of transaction prices among various performance obligations, and testing the accuracy of revenue recognized for each performance obligation, by using sampling techniques.

Impairment Assessment on the Interest in Associates

As described in Note 2(d) and (j), Note 21 and Note 39 to the consolidated financial statements, the Company held interests in associates, which were accounted for using the equity method of accounting. Among which, the Company’s investment in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a company listed on the Shanghai Stock Exchange of China, amounted to RMB95,858 million as of December 31, 2019. Due to volatility of the capital market in China, the Company identified that the carrying amount of its investment in SPD Bank had exceeded its market value as of December 31, 2019. Hence, the Company performed an impairment assessment on this investment by assessing its recoverable amount based on value-in-use as determined by the discounted cash flow model. Based on the assessment result, management determined that there was no impairment loss in this investment made in the associate.

The principal considerations for our determination that performing procedures relating to impairment assessment on the interest in SPD Bank is a critical audit matter are that there were significant judgements and estimates made by the management in determining its recoverable amount. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s key assumptions adopted in the model. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for preparing the impairment assessment, including controls over the determination of the recoverable amount of its investment in SPD Bank. These procedures also included, among others, (i) evaluating management’s process for preparing its impairment assessment and evaluating management’s prior years’ experience and the critical judgements exercised in the assessment (ii) assessing the recoverable amount based on its value-in-use as determined by the discounted cash flow model; and examining documentation supporting the key judgements and underlying assumptions adopted in projecting and estimating future cash flows, including the growth rate, the margin rate and the discount rate, with consideration of external evidence and the degree of historical accuracy of management’s assumptions and projections in achieving the forecasts; (iii) reconciling input data to supporting evidence, such as approved plans and budgets of SPD Bank; (iv) testing mathematical accuracy and considering the appropriateness of the cash flows included in the discounted cash flow model; and (v) checking sensitivity analysis performed around the key assumptions to ascertain the extent to which adverse changes, both individually or in aggregate, in those assumptions adopted would indicate that the investment was impaired. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2020

We have served as the Company’s auditor since 2013.

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

		2019	2018	2017
			(Note 5)	(Note 5)
	Note	Million	Million	Million
Operating revenue	4
Revenue from telecommunications services		674,392	670,907	668,351
Revenue from sales of products and others		71,525	65,912	72,163

		745,917	736,819	740,514

Operating expenses
Network operation and support expenses	5	175,810	200,007	192,340
Depreciation and amortization		182,818	154,154	150,295
Employee benefit and related expenses	6	102,518	93,939	85,513
Selling expenses		52,813	60,326	61,086
Cost of products sold		72,565	66,231	73,668
Other operating expenses	7	46,244	40,775	57,486

		632,768	615,432	620,388

Profit from operations		113,149	121,387	120,126
Other gains	8	4,029	2,906	2,389
Interest and other income	9	15,560	15,885	15,883
Finance costs	10	(3,246)	(144)	(210)
Income from investments accounted for using the equity method		12,641	13,861	9,949

Profit before taxation		142,133	153,895	148,137
Taxation	13(a)	(35,342)	(35,944)	(33,723)

PROFIT FOR THE YEAR		106,791	117,951	114,414

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

		2019	2018	2017
	Note	Million	Million	Million
Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		(75)	(168)	—
Share of other comprehensive income of investments accounted for using the equity method		14	60	—
Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		—	—	(5)
Currency translation differences		683	1,160	(735)
Share of other comprehensive income/(loss) of investments accounted for using the equity method		428	1,188	(1,038)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		107,841	120,191	112,636

Profit attributable to:
Equity shareholders of the Company		106,641	117,781	114,279
Non-controlling interests		150	170	135

PROFIT FOR THE YEAR		106,791	117,951	114,414

Total comprehensive income attributable to:
Equity shareholders of the Company		107,691	120,021	112,501
Non-controlling interests		150	170	135

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		107,841	120,191	112,636

Earnings per share – Basic	14(a)	RMB 5.21	RMB 5.75	RMB 5.58

Earnings per share – Diluted	14(b)	RMB 5.18	RMB 5.75	RMB 5.58

The notes on pages F-17 to F-107 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

		As of	As of
		December 31, 2019	December 31, 2018
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment	15	674,832	666,496
Right-of-use assets	16(a)	74,308	—
Construction in progress	17	67,978	72,180
Land use rights and others	18	27,455	27,778
Goodwill	19	35,343	35,343
Other intangible assets		3,475	2,620
Investments accounted for using the equity method	21	155,228	145,325
Deferred tax assets	22	32,628	29,654
Financial assets at fair value through other comprehensive income	23	513	587
Restricted bank deposits	24	10,063	12,369
Other non-current assets	4(a)	17,551	8,442

		1,099,374	1,000,794

Current assets
Inventories	25	7,338	8,857
Contract assets	4(a)	5,003	5,022
Accounts receivable	26	32,694	26,540
Other receivables	27	34,133	39,543
Prepayments and other current assets	27	26,708	27,002
Amount due from ultimate holding company	28	1,350	570
Prepaid income tax		1,278	1,959
Financial assets at fair value through profit or loss	23	114,259	76,425
Restricted bank deposits	24	371	9
Bank deposits	29	130,799	291,887
Cash and cash equivalents	30	175,933	57,302

		529,866	535,116

Total assets		1,629,240	1,535,910

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of	As of
		December 31, 2019	December 31, 2018
	Note	Million	Million
Equity and liabilities
Liabilities
Current liabilities
Accounts payable	31	164,818	190,847
Bills payable		2,896	3,221
Deferred revenue	32	57,825	63,185
Accrued expenses and other payables	33	182,368	195,572
Amount due to ultimate holding company	28	21,677	11,020
Income tax payable		9,815	10,553
Lease liabilities	3	22,668	—

		462,067	474,398

Non-current liabilities
Lease liabilities – non-current	3	51,635	—
Deferred revenue – non-current	32	6,861	4,881
Deferred tax liabilities	22	1,388	822

		59,884	5,703

Total liabilities		521,951	480,101

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

		As of	As of
		December 31, 2019	December 31, 2018
	Note	Million	Million
Equity
Share capital	34(a)	402,130	402,130
Reserves		701,643	650,275

Total equity attributable to equity shareholders of the Company		1,103,773	1,052,405
Non-controlling interests		3,516	3,404

Total equity		1,107,289	1,055,809

Total equity and liabilities		1,629,240	1,535,910

The notes on pages F-17 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC Statutory and other reserves	Retained profits	Total	Non-controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of January 1, 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138
Changes in equity for 2017:
Profit for the year	—	—	—	—	—	114,279	114,279	135	114,414
Change in value of available-for-sale financial assets	—	(5)	—	—	—	—	(5)	—	(5)
Currency translation differences	—	—	—	(735)	—	—	(735)	—	(735)
Share of other comprehensive loss of investments accounted for using the equity method	—	(1,038)	—	—	—	—	(1,038)	—	(1,038)

Total comprehensive income for the year	—	(1,043)	—	(735)	—	114,279	112,501	135	112,636
Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(22,204)	(22,204)	(7)	(22,211)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(83,832)	(83,832)	—	(83,832)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	21,808	(21,808)	—	—	—
Others	—	—	—	—	150	—	150	—	150

As of December 31, 2017	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881

The notes on pages F-17 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC Statutory and other reserves	Retained profits	Total	Non-controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of December 31, 2017 (As previously reported)	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881
Changes in accounting policies (note 3(a))	—	548	—	—	1,181	4,802	6,531	—	6,531

As of January 1, 2018 (As restated)	402,130	(265,803)	72	(126)	328,344	527,550	992,167	3,245	995,412
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	117,781	117,781	170	117,951
Changes in the fair value of financial assets at fair value through other comprehensive income	—	(168)	—	—	—	—	(168)	—	(168)
Currency translation differences	—	—	—	1,160	—	—	1,160	—	1,160
Share of other comprehensive income of investments accounted for using the equity method	—	1,248	—	—	—	—	1,248	—	1,248

Total comprehensive income for the year	—	1,080	—	1,160	—	117,781	120,021	170	120,191
Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(27,060)	(27,060)	(10)	(27,070)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(32,870)	(32,870)	—	(32,870)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	19,148	(19,148)	—	—	—
Others	—	—	—	—	147	—	147	(1)	146

As of December 31, 2018	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809

As of December 31, 2018 (As previously reported)	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809
Changes in accounting policies (note 3(d))	—	—	—	—	(336)	(2,770)	(3,106)	—	(3,106)

As of January 1, 2019 (As restated)	402,130	(264,723)	72	1,034	347,303	563,483	1,049,299	3,404	1,052,703
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	106,641	106,641	150	106,791
Changes in the fair value of financial assets at fair value through other comprehensive income	—	(75)	—	—	—	—	(75)	—	(75)
Currency translation differences	—	—	—	683	—	—	683	—	683
Share of other comprehensive income of investments accounted for using the equity method	—	442	—	—	—	—	442	—	442

Total comprehensive income for the year	—	367	—	683	—	106,641	107,691	150	107,841
Dividends approved in respect of previous year (note 34(b)(ii))	—	—	—	—	—	(25,059)	(25,059)	(38)	(25,097)
Dividends declared in respect of current year (note 34(b)(i))	—	—	—	—	—	(28,206)	(28,206)	—	(28,206)
Transfer to PRC statutory reserves (note 34(c)(ii))	—	—	—	—	1,929	(1,929)	—	—	—
Others	—	—	—	—	48	—	48	—	48

As of December 31, 2019	402,130	(264,356)	72	1,717	349,280	614,930	1,103,773	3,516	1,107,289

The notes on pages F-17 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

(Expressed in RMB)

		2019	2018	2017
	Note	Million	Million	Million
Operating activities
Profit before taxation		142,133	153,895	148,137
Adjustments for:
- Depreciation and amortization		182,818	154,621	150,741
- (Gain)/loss on disposal of property, plant and equipment	7	(64)	8	8
- Write-off and impairment of property, plant and equipment	7	2,975	1,250	12,593
- Credit impairment losses	7	5,761	4,635	3,392
- Write-down of inventories	7	171	155	297
- Interest and other income	9	(15,560)	(15,885)	(15,883)
- Finance costs	10	3,246	144	210
- Dividend income from equity investments at fair value through other comprehensive income		(2)	—	—
- Income from investments accounted for using the equity method		(12,641)	(13,861)	(9,949)
- Net exchange loss/(gain)		67	(46)	(27)

Operating cash flows before changes in working capital		308,904	284,916	289,519

Decrease /(increase) in inventories		1,348	1,212	(1,690)
Increase in contract assets	4(a)	(64)	(874)	—
Increase in contract cost	4(a)	(9,012)	(2,021)	—
Increase in accounts receivable		(11,981)	(7,058)	(8,367)
(Increase)/decrease in other receivables		(1,364)	1,784	648
Increase in prepayments and other current assets		(3,075)	(2,999)	(6,330)
Increase in amount due from ultimate holding company		(780)	(348)	—
Decrease/(increase) in deposited customer reserves	24	6,447	(4,835)	(3,047)
Decrease in accounts payable		(3,334)	(16,400)	(1,246)
Increase in bills payable		794	873	1,695
(Decrease)/increase in deferred revenue	32	(3,380)	(19,588)	1,811
Increase in accrued expenses and other payables		508	4,613	9,956
(Decrease)/increase in amount due to ultimate holding company		(107)	112	24

Cash generated from operations		284,904	239,387	282,973
Tax paid
- PRC enterprise income tax paid		(37,300)	(33,003)	(37,324)
- Hong Kong profits tax paid		(13)	(233)	(135)

Net cash generated from operating activities		247,591	206,151	245,514

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

		2019	2018	2017
	Note	Million	Million	Million
Investing activities
Payment for property, plant and equipment		(202,365)	(192,395)	(193,015)
Payment for land use rights		(355)	(580)	(590)
Payment for other intangible assets		(2,245)	(2,189)	(638)
Proceeds from disposal of property, plant and equipment		423	8	287
Decrease/(increase) in bank deposits		157,709	(11,578)	53,889
(Increase)/decrease in restricted bank deposits (excluding deposited customer reserves)	24	(4,503)	(348)	578
Interest received		11,550	11,810	15,204
Payment for investments accounted for using the equity method		(161)	(375)	(168)
Dividends received from investments accounted for using the equity method	21	2,299	691	847
Purchase of available-for-sale financial assets		—	—	(106,296)
Maturity of available-for-sale financial assets		—	—	75,550
Purchase of financial assets at fair value through profit or loss	23	(161,343)	(116,810)	—
Maturity of financial assets at fair value through profit or loss	23	129,505	110,087	—
Purchase of financial assets at fair value through other comprehensive income	23	—	(711)	—
Short-term loans granted by China Mobile Finance and payment for other investments		(11,464)	(16,210)	(14,417)
Maturity of short-term loans granted by China Mobile Finance and other investments		16,810	6,367	4,650
Receipt of consideration from China Tower		—	—	57,585
Others		(66)	2	1

Net cash used in investing activities		(64,206)	(212,231)	(106,533)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

		2019	2018	2017
	Note	Million	Million	Million
Financing activities
Interest paid in relation to short-term deposits placed by ultimate holding company		(187)	(142)	(247)
Dividends paid to the Company’s equity shareholders	34(b)	(53,265)	(59,930)	(106,036)
Dividends paid to non-controlling shareholders of subsidiaries		(38)	(10)	(7)
Short-term deposits placed by ultimate holding company	35(a)	21,637	10,873	8,611
Repayment of short-term deposits placed by ultimate holding company	35(a)	(10,873)	(8,611)	(5,552)
Repayment of bonds		—	—	(5,000)
Repayment of principal and interest of lease liabilities		(22,175)	—	—

Net cash used in financing activities		(64,901)	(57,820)	(108,231)

Net increase/(decrease) in cash and cash equivalents		118,484	(63,900)	30,750
Cash and cash equivalents at beginning of year		57,302	120,636	90,413
Effect of changes in foreign exchange rate		147	566	(527)

Cash and cash equivalents at end of year	30	175,933	57,302	120,636

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

Significant non-cash transactions

The Group recorded payables of RMB64,480 million (2018: RMB74,816 million; 2017: RMB100,584 million) due to equipment suppliers as of December 31, 2019 for additions of construction in progress during the year then ended. In addition, the Group recorded lease liabilities of RMB13,219 million (2018: nil; 2017: nil) as of December 31, 2019 for additions of right-of-use assets during the year then ended.

Changes in liabilities arising from financing activities

There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits with ultimate holding company (note 28), the newly generated lease liabilities arising from the adoption of IFRS 16 in current year and repayment of the related principal and interest associated with lease liabilities.

The notes on pages F-17 to F-107 are an integral part of these consolidated financial statements.

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

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. A summary of the significant accounting policies adopted by the Group is set out below. The consolidated financial statements were authorized by the Board of Directors to issue on April 28, 2020.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation

The consolidated financial statements for the year ended December 31, 2019 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of financial assets at fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”) which are carried at fair value.

All of the new or amended standards or interpretations that effective for the year beginning on January 1, 2019 have been applied for the first time by the Group. The impact of adopting these new or amended standards or interpretations is disclosed in note 3.

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

(ii)	Business combination other than under common control

The Group applies the acquisition method to account for combination of entities and businesses which are not under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests (Continued)

(iii)	Business combination under common control

Under IFRSs, the Group uses merger accounting to account for the combination of entities and businesses under common control in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by the Hong Kong Institute of Certified Public Accountants.

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

Other intangible assets such as operating license and copyrights that are acquired by the Group are stated in the balance sheets at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in depreciation and amortization on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

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

Construction in progress is stated at cost less impairment losses (see note 2(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases

(i)	As lessee

Other than land use right, the Group primarily leases telecommunications towers, buildings and premises and other network equipment. Lease contracts are typically made for fixed periods with no extension options.

Recognition and measurement of lease liabilities

Lease liabilities are initially measured on the present value of unpaid lease payments at the commencement date. Lease payments include the net present value of fixed payments, variable lease payments that are based on an index or a rate, residual value guarantees payments, lease payments to be made under reasonably certain extension options and payments of penalties for terminating the lease.

As the interest rate implicit in the lease of the Group cannot be readily determined, the Group uses incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determine the incremental borrowing rate, the Group makes adjustments on risk-free interest based on lease term and credit risk for leases, as the Group does not have recent third party financing. Lease payments are allocated between principal and finance cost. The Group calculates lease liability interests based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases (Continued)

(i)	As lessee (Continued)

Recognition and measurement of right-of-use asset

Right-of-use assets of the Group are measured at cost, comprising the amount of the initial measurement of lease liabilities, any lease payments made at or before the commencement date, initial direct costs and restoration costs etc.. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Other lease expense

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments not based on an index or a rate are recognized in profit or loss in the period in which the condition that triggers those payments occurs.

Classification of lease related cash flow

Short-term lease payments, payments for leases of low-value assets and variable lease payments that are not included in the measurement of the lease liabilities of the Group are included in the cash used in operating activities, repayment of principal and interest of lease liabilities of the Group is included in the cash used in financing activities.

(ii)	As lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the lease asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheets based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases (Continued)

Accounting policies applied until December 31, 2018

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

(i)	Impairment of investments accounted for using the equity method

Investments accounted for using the equity method are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the entity;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

•	decline in the fair value of an investment in an equity instrument below its cost.

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and other intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	right-of-use assets;

•	construction in progress;

•	land use rights;

•	investments in subsidiaries;

•	goodwill; and

•	other intangible assets with definite life.

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

•

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

•

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

(m)	Accounts receivable and other receivables

Accounts receivable are initially recognized at the amount of consideration that is unconditional and other receivables are initially recognized at fair value. Considering the discounting impact is immaterial, both of them are thereafter stated at cost less related loss allowance for impairment (see note 2(l)).

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

Accounts payable and other payables are initially recognized at fair value. Considering the discounting impact is immaterial, both of them are thereafter stated at cost.

(p)	Deferred revenue

Deferred revenue consists primarily of contract liability which is from the excess of the cumulative recognized consideration received or receivables from the contracted customer over the cumulative revenue, mainly including prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under customer point reward program (“Reward Program”).

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

(r)	Revenue recognition from contracts with customers

The Group mainly provides voice, data and other telecommunications services to its customers through entering into contracts that are either cancellable on monthly basis or for a fixed contract period generally with prepayment term and/or penalty for early termination. The Group also sells telecommunication related products to its customers.

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

When control of a service or product is transferred to a customer, revenue is generally recognized in profit or loss as follows:

(i)

Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised goods or services to the customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii)

For contracts which include the provision of multiple performance obligations including services, products and/or customer point rewards, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of products and services are mainly based on its observable selling price. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available and maximise the use of observable inputs to estimate the stand-alone selling price. The standalone selling price of each point in the customer point rewards is based on its fair value. Revenue for each performance obligation is then recognized when the control of the promised goods or services is transferred to the customer.

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

The Group has both pre-paid and post-paid customers for its goods and services provided. Contract assets primarily relate to the Group’s rights to consideration for products or services provided to the customers but for which the Group does not have an unconditional right at the reporting date. In the post-paid contract, contract asset is created, which represents the difference between the amount of products revenue recognized upon sale of products or provision of service and the amount of consideration received/receivable from the customer. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the goods or services promised in the contract. Contract liabilities are presented in deferred revenue on the consolidated balance sheets. The contract assets and the contract liabilities are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non-current assets.

Incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents, are amortized on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the costs incurred to obtain a customer contract relates over the expected duration of the contract and recorded in selling expense, if it is expected to be recovered. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current assets.

Cost incurred to fulfil a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the costs incurred to fulfil a customer contract relates over the expected duration of the contract and recorded as network operation and support expenses, if it is expected to be recovered. Capitalized cost incurred to fulfil a contract is recorded as other non-current assets based on its amortization period.

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

The Company and subsidiaries have no obligations for the payment of retirement and other post-employment benefits of staff other than the contributions described above.

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

The following new standards, annual improvements and interpretations are mandatory for the first time for the Group’s financial year beginning on January 1, 2019 and are applicable for the Group:

IFRS 16 “Leases”

IFRIC – Int 23 “Uncertainty over income tax treatments”

Amendments to IAS 28 “Investments in associates and joint ventures”

Annual Improvements to IFRS Standards 2015-2017 Cycle

Amendments to IAS 19 “Employee benefits”

Amendments to IFRS 9 “Financial instruments”

New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2018 do not have a material impact on the Group other than IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”, details of which are set out in note 3(b) and 3(c), respectively.

New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2019 do not have a material impact on the Group other than IFRS 16, details of which are set out in note 3(d).

In addition, the IASB also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after January 1, 2020 and have not been early adopted by the Group (see note 40). Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a)	Impact on the financial statements as of January 1, 2018

This note explains the impact of the adoption of IFRS 9 and IFRS 15 on the Group’s financial statements as of January 1, 2018.

As explained in note 3(b), in accordance with the transitional provisions, IFRS 9 was adopted without restating the comparative figures. And as explained in note 3(c), IFRS 15 was generally adopted using the modified retrospective approach without restating comparative figures. The reclassifications and the adjustments are therefore recognized in the balance sheets on January 1, 2018.

The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the changes have not been included. The adjustments are explained in more detail in note 3(b) and note 3(c).

Consolidated Balance Sheets (Extract)

	December 31, 2017 (As previously reported)	Changes in accounting policy – IFRS 9	Changes in accounting policy – IFRS 15	January 1, 2018 (As restated)
	Million	Million	Million	Million
Assets
Non-current assets
Investments accounted for using the equity method	132,499	(2,194)	—	130,305
Deferred tax assets	33,343	24	(2,879)	30,488
Financial assets at fair value through other comprehensive income	—	44	—	44
Available-for-sale financial assets	44	(44)	—	—
Other non-current assets	—	—	6,469	6,469

Current assets
Contract assets	—	—	4,139	4,139
Accounts receivable	24,153	(195)	—	23,958
Financial assets at fair value through profit or loss	—	65,630	—	65,630
Available-for-sale financial assets	65,630	(65,630)	—	—

Equity and liabilities
Liabilities
Current liabilities
Accrued expenses and other payables	190,866	—	(782)	190,084
Deferred revenue	85,282	—	(385)	84,897

Equity
Reserves	583,506	(2,365)	8,896	590,037

(b)	IFRS 9 “Financial Instruments”

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

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(b)	IFRS 9 “Financial Instruments (Continued)

Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management assessed the classification of the financial assets according to their business models and classified its financial instruments into the appropriate IFRS 9 categories.

(i)	Reclassification of debt investment from available-for-sale financial assets to FVPL

In accordance with IFRS 9, the Group assessed and reclassified wealth management products issued by banks (“WMPs”) from available-for-sale financial assets to financial assets at FVPL (RMB65,630 million as of January 1, 2018).

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

Accounting for costs incurred to obtain a contract and to fulfil a contract

Upon the adoption of IFRS 15, the Group recognizes contract costs for incremental commission expenses paid to the agents in conjunction with obtaining customer contracts, which were previously expensed as incurred. And such cost is amortized using the straight-line method over the expected duration of the customer contract. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred.

Upon the adoption of IFRS 15, the Group recognized contract costs incurred to fulfil a contract for the costs directly related to the Group’s telecommunications service contracts and are not within the scope of another accounting standard, which were previously expensed as incurred. Such cost is amortized using the straight-line method over the expected duration of the customer contract.

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

Consolidated Statements of Comprehensive Income (Extract)

	2018
	As reported	Adjustments	Amounts without adoption of IFRS 15
	Million	Million	Million
Operating revenue
Revenue from telecommunications services	670,907	10,833	681,740
Revenue from sales of products and others	65,912	(5,821)	60,091
Operating expenses
Network operation and support expenses	200,007	86	200,093
Selling expenses	60,326	6,048	66,374
Cost of products sold	66,231	847	67,078
Other operating expenses	40,775	(32)	40,743

Consolidated Balance Sheets (Extract)

	As of December 31, 2018
	As reported	Adjustments	Balances without adoption of IFRS 15
	Million	Million	Million
Assets
Non-current assets
Deferred tax assets	29,654	3,301	32,955
Other non-current assets	8,442	(8,442)	—
Current assets
Contract assets	5,022	(5,022)	—
Equity and liabilities
Liabilities
Current liabilities
Accrued expenses and other payables	195,572	68	195,640
Deferred revenue	63,185	177	63,362
Equity
Reserves	650,275	(10,408)	639,867

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d)	IFRS 16 “Leases”

(i)	Initial application

The Group applied the IFRS 16 from its mandatory adoption date of January 1, 2019. The Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance sheets.

As of January 1, 2019, right-of-use assets of the Group are measured on transition as if IFRS 16 have had always been applied. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019, which was within the range between 3.5% and 4.0%.

In applying IFRS 16, the Group has used the practical expedients permitted by the standard, including: applying a single discount rate to a portfolio of leases with reasonably similar characteristics; accounting for leases with a remaining lease term of less than 12 months as of January 1, 2019 in the same way as short-term leases; excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application and using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group considers that the assets and liabilities arising from the lease are generated in a single transaction, therefore, the Group applies IAS 12 “Income Taxes” requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis.

(ii)	The reconciliation between the operating lease commitments disclosed as of December 31, 2018 and the lease liabilities recognized as of January 1, 2019 is as follows:

	Note	Million
Operating lease commitments disclosed as of December 31, 2018		220,301
Discounted using the lessee’s incremental borrowing rate at the date of initial application		202,651
Less: Short-term leases and low-value leases recognized on a straight-line basis as expense		(5,827)
Contracts reassessed as service arrangement	(i)	(90,520)
Variable lease payments not recognized as lease liabilities	(ii)	(26,097)

Lease liabilities recognized as of January 1, 2019		80,207

Of which:
Current portion		19,917
Non-current portion		60,290

Notes:

(i)	Contracts reassessed as service arrangement primarily comprise non-lease component of lease contracts of telecommunications towers and related assets, lines and network assets, etc..

(ii)

Variable lease payments not recognized as lease liabilities primarily comprise variable lease payments not based on an index or a rate of lease contracts of telecommunications towers and related assets.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d)	IFRS 16 “Leases” (Continued)

(iii)	Summary of effects arising from initial application of IFRS 16

The following table shows the impact from the adoption of IFRS 16 on certain impacted financial statement line items in the Group’s consolidated balance sheets as of December 31, 2018. Line items that were not affected by the changes have not been included.

Consolidated Balance Sheets (Extracted)

	December 31,	Changes in
	2018	accounting	January 1,
	(As previously	policy	2019
	reported)	– IFRS 16	(As restated)
	Million	Million	Million
Assets
Non-current assets
Right-of-use assets	—	84,289	84,289
Land use rights and others	27,778	(4,665)	23,113
Investments accounted for using the equity method	145,325	(1,216)	144,109
Deferred tax assets	29,654	488	30,142

Current assets
Prepayments and other current assets	27,002	(1,811)	25,191

Equity and liabilities
Liabilities
Current liabilities
Lease liabilities	—	19,917	19,917

Non-current liabilities
Lease liabilities – non-current	—	60,290	60,290
Deferred tax liabilities	822	(16)	806
Equity
Reserves	650,275	(3,106)	647,169

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d)	IFRS 16 “Leases” (Continued)

(iii)	Summary of effects arising from initial application of IFRS 16 (Continued)

To ensure the consistency of the accounting policies adopted by the Group and its associates and joint ventures, the opening balance of investment accounted for using the equity method, the opening retained profits and PRC statutory reserves of the Group as of January 1, 2019 were reduced by RMB1,216 million, RMB1,202 million and RMB14 million, respectively upon the adoption of IFRS 16, which were included in the table above.

4	OPERATING REVENUE

	2019	2018	2017
	Million	Million	Million
Revenue from telecommunications services
Voice services	88,624	108,083	156,918
Data services
-SMS & MMS	28,648	28,800	28,058
-Wireless data traffic	384,999	383,297	364,906
-Wireline broadband	68,835	54,285	39,731
-Applications and information services	82,543	75,701	60,655
Others	20,743	20,741	18,083

	674,392	670,907	668,351
Revenue from sales of products and others	71,525	65,912	72,163

	745,917	736,819	740,514

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

4	OPERATING REVENUE (CONTINUED)

(a)	Assets related to contracts with customers

The Group has recognized the following assets related to contract with customers:

			As of	As of
	Note		December 31, 2019	December 31, 2018
			Million	Million
Contract assets	(i	)	6,567	6,489
Less: current portion			(5,003)	(5,022)

Non-current portion recorded in other non-current assets			1,564	1,467
Contract costs recorded in other non-current assets	(ii	)	15,987	6,975

Other non-current assets			17,551	8,442

Note:

(i)	Changes in contract assets:

	Contract assets
	Gross amount	Loss allowance
	Million	Million
As of January 1, 2019	6,831	(342)
Increase resulting from satisfaction of performance obligation	6,886	—
Reclassified to accounts receivable	(6,834)	—
Net impairment loss of contract assets	—	26

As of December 31, 2019	6,883	(316)

(ii)	Changes in contract costs

	Contract costs
	2019	2018
	Million	Million
As of January 1	6,975	4,954
Addition	24,149	9,711
Amortization for the year	(15,137)	(7,690)

As of December 31	15,987	6,975

4	OPERATING REVENUE (CONTINUED)

(a)	Assets related to contracts with customers (Continued)

Note (Continued):

(ii)	Changes in contract costs (Continued)

Contract costs primarily include sales commissions payable to third party agents and costs related to connecting a customer to the Group’s network for the provision of telecommunications services. The increase of contract costs was mainly due to the Group’s continuing investment in the industrial informatization and household market.

(b)	Details of contract liabilities

Contract liabilities are presented in deferred revenue in the consolidated balance sheets. Changes in contract liabilities are as follows:

	Contract liabilities
	2019	2018
	Million	Million
As of January 1	62,812	81,147
Opening balance recognized in the consolidated statement of comprehensive income for the year	(56,409)	(66,370)
Other changes for the year	51,028	48,035

As of December 31	57,431	62,812

4	OPERATING REVENUE (CONTINUED)

(c)	Unsatisfied long-term contracts

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

5	NETWORK OPERATION AND SUPPORT EXPENSES

For the year ended December 31, 2019, to better reflect the cost structure, the Group optimized the presentation of operating expenses. The changes in presentation have no effect on reported operating revenue, operating expenses or net profits for any of the years/periods presented. The comparative figures have been reclassified to conform to current year’s presentation.

The new presentation classifies operating expenses into network operation and support expenses, depreciation and amortization, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses.

Details of network operation and support expenses are as follows:

			2019	2018	2017
	Note		Million	Million	Million
Maintenance			53,216	54,569	55,737
Power and utilities expenses			32,837	32,032	30,518
Operation support and related expenses			39,764	41,087	36,612
Charges for use of tower assets	(i	)	25,518	38,981	36,946
Charges for use of lines and network assets	(ii	)	7,715	8,489	9,390
Charges for use of other assets	(ii	)	7,492	16,102	15,151
Others			9,268	8,747	7,986

			175,810	200,007	192,340

Note:

(i)

For the year ended December 31, 2019, charges for use of tower assets included the non-lease component charges (maintenance, utility connection and telecommunications equipment room and related support services) and the lease component charges of variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

For the year ended December 31, 2019, charges for use of lines and network assets and other assets mainly included the non-lease components charges and the lease components charges, such as short-term leases payments, leases payments of low-value assets and variable leases payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(iii)

For the year ended December 31, 2019, short-term leases payments and leases payments of low-value assets amounted to RMB6,757 million, and variable leases payments not based on an index or a rate, which are recorded in profit or loss as incurred, amounted to RMB8,186 million.

6	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2019	2018	2017
	Million	Million	Million
Salaries, wages, labor service expenses and other benefits	86,610	81,843	74,427
Retirement costs: contributions to defined contribution retirement plans	15,908	12,096	11,086

	102,518	93,939	85,513

7	OTHER OPERATING EXPENSES

			2019	2018	2017
				(Note 5)	(Note 5)
	Note		Million	Million	Million
Interconnection			21,037	20,692	21,762
Credit impairment losses			5,761	4,635	3,392
Write-down of inventories			171	155	297
(Gain)/loss on disposal of property, plant and equipment			(64)	8	8
Write-off and impairment of property, plant and equipment			2,975	1,250	12,593
Auditors’ remuneration
- audit services	(i	)	111	108	107
- tax services			2	3	3
- other services			10	6	12
Others	(ii	)	16,241	13,918	19,312

			46,244	40,775	57,486

Note:

(i)

Audit services include reporting on the Group’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America at a service fee of RMB22 million (2018: RMB22 million; 2017: RMB22 million).

(ii)	Others consist of administrative expenses, taxes and surcharges, and other miscellaneous expenses.

8	OTHER GAINS

	2019	2018	2017
	Million	Million	Million
Compensation income	915	1,184	1,118
Others	3,114	1,722	1,271

	4,029	2,906	2,389

9	INTEREST AND OTHER INCOME

	2019	2018	2017
	Million	Million	Million
Interest income	10,065	11,443	12,884
Fair value gains recognized, net	5,495	4,442	2,999

	15,560	15,885	15,883

10	FINANCE COSTS

	2019	2018	2017
	Million	Million	Million
Interest for lease liabilities	3,052	—	—
Interest on short-term deposits received (note 35(a))	187	142	21
Interest on bonds	—	—	187
Others	7	2	2

	3,246	144	210

11	DIRECTORS’ AND SENIOR MANAGEMENT’S REMUNERATION

Directors’ remuneration during 2019 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2019
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
YANG Jie[1]	—	461	169	630
SHANG Bing[2]	—	1,354	89	1,443
LI Yue[3]	—	1,585	187	1,772
Wang Yuhang[4]	—	415	163	578
DONG Xin[5]	—	1,469	195	1,664

	—	5,284	803	6,087

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen*	470	—	—	470
YANG Qiang**	—	—	—	—

	1,385	—	—	1,385

Directors’ remuneration during 2018 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2018
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
YANG Jie[1]	—	—	—	—
SHANG Bing[2]	—	867	134	1,001
LI Yue[3]	—	1,000	163	1,163
SHA Yuejia[6]	—	745	104	849
DONG Xin[5]	—	890	157	1,047

	—	3,502	558	4,060

Independent non-executive directors (Expressed in Hong Kong dollar)
WONG Kwong Shing, Frank***	177	—	—	177
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen*	417	—	—	417
YANG Qiang**	—	—	—	—

	1,509	—	—	1,509

11	DIRECTORS’ AND SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

Directors’ remuneration during 2017 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2017
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
SHANG Bing[2]	—	781	123	904
LI Yue (Chief Executive Officer) [3]	—	781	151	932
LIU Aili[7]	—	592	110	702
SHA Yuejia[6]	—	702	148	850
DONG Xin[5]	—	695	145	840

	—	3,551	677	4,228

Independent non-executive directors (Expressed in Hong Kong dollar)
WONG Kwong Shing, Frank***	470	—	—	470
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen*	255	—	—	255

	1,640	—	—	1,640

[1]	Mr. YANG Jie was appointed as an executive director and the chairman of the Company with effect from March 21, 2019.
[2]	Mr. SHANG Bing resigned from his position as an executive director and the chairman of the Company with effect from March 4, 2019.
[3]	Mr. LI Yue resigned from his position as an executive director and chief executive officer of the Company with effect from October 11, 2019.
[4]	Mr. WANG Yuhang was appointed as an executive director of the Company with effect from October 24, 2019.
[5]	Mr. DONG Xin was appointed as an executive director of the Company with effect from March 23, 2017.
[6]	Mr. SHA Yuejia resigned from his position as executive director of the Company with effect from May 17, 2018.
[7]	Mr. LIU Aili resigned from his position as executive director of the Company with effect from September 29, 2017.

11	DIRECTORS’ AND SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

*	Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company with effect from March 23, 2017.
**	Dr. YANG Qiang was appointed as an independent non-executive director and a member of the audit committee of the Company with effect from May 17, 2018 and he voluntarily waived his director’s fees.
***	Mr. Frank WONG Kwong Shing resigned from the role of independent non-executive director of the Company with effect from May 17, 2018.

In 2017, 2018 and 2019, executive directors of the Company voluntarily waived their directors’ fees.

The unpaid portion of executive directors’ performance related bonuses for 2019 will be determined based on the evaluation conducted in 2020, and the additional bonuses related to their term of service will be determined based on the evaluation conducted upon the completion of three-year evaluation period. Directors’ remuneration paid during 2019 included directors’ performance related bonuses and additional bonuses related to their term of service for previous years determined and paid during the year.

The Company’s senior management’s remuneration level during 2019, including basic remuneration for the year, performance related bonuses for prior year and additional bonuses related to their three-year term of service, was within the range between RMB1,500,000 to RMB2,000,000.

12	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the year ended December 31, 2017, 2018 and 2019, none of the five individuals with the highest emoluments in the Group are directors or senior management. The emoluments payable to the five individuals with highest emoluments during 2017, 2018 and 2019 are as follows:

	2019	2018	2017
	’000	’000	’000
Salaries, allowances and benefits in kind	6,592	6,579	5,259
Performance related bonuses	4,314	4,208	4,014
Retirement scheme contributions	187	156	158

	11,093	10,943	9,431

The emoluments fell within the following bands:

	2019	2018	2017
	Number of individuals	Number of individuals	Number of individuals
Emolument bands
1,500,001—2,000,000	—	—	3
2,000,001—2,500,000	5	5	2

13	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

		2019	2018	2017
	Note	Million	Million	Million
Current tax
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(i)	36,989	34,395	36,945
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	269	275	260

		37,258	34,670	37,205
Deferred tax
Origination and reversal of temporary differences, net (note 22)		(1,916)	1,274	(3,482)

		35,342	35,944	33,723

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2018: 25%; 2017: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2019. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2018: 15%; 2017: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2018: 16.5%; 2017: 16.5%) of the estimated assessable profits for the year ended December 31, 2019.

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

13	TAXATION (CONTINUED)

(b)	Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2019	2018	2017
	Million	Million	Million
Profit before taxation	142,133	153,895	148,137

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	35,533	38,474	37,034
Tax effect of non-taxable items
– Income from investments accounted for using the equity method	(3,160)	(3,465)	(2,487)
– Interest and other income	(75)	(131)	(41)
Tax effect of non-deductible expenses on the PRC operations	1,211	604	772
Tax effect of non-deductible expenses on Hong Kong operations	114	85	70
Rate differential of certain PRC operations (note 13(a)(i))	(930)	(1,835)	(2,317)
Rate differential of Hong Kong operations (note 13(a)(ii))	(177)	(189)	(182)
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	668	1,414	154
Tax effect of deductible tax loss for which no deferred tax asset was recognized	2,019	1,267	818
Others	139	(280)	(98)

Taxation	35,342	35,944	33,723

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

13	TAXATION (CONTINUED)

(c)	The tax (charged)/credited relating to components of other comprehensive income is as follows:

	2019			2018			2017
	Before tax Million	Tax charged Million	After tax Million	Before tax Million	Tax charged Million	After tax Million	Before tax Million	Tax credited Million	After tax Million
Change in value of available-for-sale financial assets	—	—	—	—	—	—	(7)	2	(5)
Changes in value of financial assets at FVOCI	(74)	(1)	(75)	(168)	—	(168)	—	—	—
Currency translation differences	683	—	683	1,160	—	1,160	(735)	—	(735)
Share of other comprehensive income/(loss) of investments accounted for using the equity method	442	—	442	1,248	—	1,248	(1,038)	—	(1,038)

Other comprehensive income/(loss)	1,051	(1)	1,050	2,240	—	2,240	(1,780)	2	(1,778)

Current tax		—			—			—
Deferred tax		(1)			—			2

		(1)			—			2

14	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB106,641 million (2018: RMB117,781 million; 2017: RMB114,279 million) and the weighted average number of 20,475,482,897 shares (2018: 20,475,482,897 shares; 2017: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company which is used in calculating diluted earnings per share, calculated as follows, of RMB106,050 million (2018: RMB117,781 million; 2017: RMB114,279 million) and the weighted average number of 20,475,482,897 shares (2018: 20,475,482,897 shares; 2017: 20,475,482,897 shares) in issue during the year.

	2019	2018	2017
	Million	Million	Million
Profit attributable to equity shareholders of the Company used in calculating basic earnings per share	106,641	117,781	114,279
Add: Dilution impact on share of profit of investment in an associate due to the associate’s convertible bonds (note 23)	41	—	—
Less: Fair value gain on the associate’s convertible bonds held by the Group, net of tax	(632)	—	—

Profit attributable to equity shareholders of the Company used in calculating diluted earnings per share	106,050	117,781	114,279

15	PROPERTY, PLANT AND EQUIPMENT

	Buildings Million	Telecommunications transceivers, switching centers, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:
As of January 1, 2018	147,776	1,421,968	23,787	1,593,531
Transferred from construction in progress	7,624	160,654	1,616	169,894
Other additions	257	465	1,504	2,226
Disposals	(18)	(1,304)	(118)	(1,440)
Written-off	(323)	(33,168)	(1,490)	(34,981)
Exchange differences	135	236	2	373

As of December 31, 2018	155,451	1,548,851	25,301	1,729,603

As of January 1, 2019	155,451	1,548,851	25,301	1,729,603
Transferred from construction in progress	6,251	159,098	2,165	167,514
Other additions	539	1,235	911	2,685
Disposals	—	(28)	(19)	(47)
Written-off	(822)	(100,962)	(2,450)	(104,234)
Exchange differences	71	161	9	241

As of December 31, 2019	161,490	1,608,355	25,917	1,795,762

Accumulated depreciation and impairment:
As of January 1, 2018	46,820	882,529	16,153	945,502
Charge for the year	5,625	145,504	1,480	152,609
Written back on disposals	(15)	(1,297)	(116)	(1,428)
Written-off	(290)	(32,064)	(1,372)	(33,726)
Exchange differences	18	131	1	150

As of December 31, 2018	52,158	994,803	16,146	1,063,107

As of January 1, 2019	52,158	994,803	16,146	1,063,107
Charge for the year	5,983	150,243	1,817	158,043
Written back on disposals	—	(13)	(14)	(27)
Written-off	(33)	(99,027)	(1,192)	(100,252)
Exchange differences	9	49	1	59

As of December 31, 2019	58,117	1,046,055	16,758	1,120,930

Net book value:
As of December 31, 2019	103,373	562,300	9,159	674,832

As of December 31, 2018	103,293	554,048	9,155	666,496

For the year ended December 31, 2017, as a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE business services, the usage and utilization of the Group’s 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster and the management anticipates more pressure on the profitability of 2G wireless and related assets (“2G Network Assets”). Therefore, based on the impairment testing results, management recognized an impairment loss of RMB10,450 million on the 2G Network Assets. No additional impairment was provided in 2018 and 2019.

16	LEASES

This note provides lease information about the Group as a lessee.

(a)	Right-of-use assets

	Telecommunications Towers and related assets	Buildings and premises	Others	Total
	Million	Million	Million	Million
Cost:
As of January 1, 2019	75,169	35,790	3,545	114,504
Additions	5,696	9,135	1,139	15,970
Early termination and modification of lease contracts	(1,890)	(1,620)	(567)	(4,077)
Exchange gains and losses	—	22	—	22

As of December 31, 2019	78,975	43,327	4,117	126,419

Accumulated amortization and impairment:
As of January 1, 2019	15,299	12,409	2,507	30,215
Charge for the year	14,738	7,675	338	22,751
Early termination of lease contracts	(276)	(435)	(151)	(862)
Exchange gains and losses	—	7	—	7

As of December 31, 2019	29,761	19,656	2,694	52,111

Net book value:
As of December 31, 2019	49,214	23,671	1,423	74,308

As of January 1, 2019	59,870	23,381	1,038	84,289

(b)	Amounts recognized in the consolidated statement of comprehensive income

For the year ended December 31, 2019, the depreciation charge of right-of-use assets recognized in the consolidated statement of comprehensive income amounted to RMB22,751 million. Other than the depreciation charge of right-of-use assets, the amounts recognized in the consolidated statement of comprehensive income in relation to interest expense of lease liabilities, and expenses related to short-term lease, low-value lease which is not recorded as short-term lease and variable lease payment are disclosed in Note 5 and Note 10, respectively.

17	CONSTRUCTION IN PROGRESS

	2019	2018
	Million	Million
As of January 1	72,180	78,112
Additions	163,312	163,962
Transferred to property, plant and equipment	(167,514)	(169,894)

As of December 31	67,978	72,180

As of December 31, 2019, construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

18	LAND USE RIGHTS AND OTHERS

As of December 31, 2019, total land use rights amounted to RMB16,489 million (2018: RMB16,593 million). For the year ended December 31, 2019, the amortization of land use rights expensed in the profit or loss amounted to approximately RMB462 million (2018: approximately RMB467 million; 2017: approximately RMB446 million).

In addition to the land use rights, this item also comprises long-term prepaid expenses and financial assets.

19	GOODWILL

	2019	2018
	Million	Million
Cost and carrying amount:
As of January 1 and December 31	35,343	35,343

Impairment tests for goodwill

As of December 31, 2019, the goodwill of RMB 35,300 million is attributable to the cash-generating units in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2024 and the projected perpetual cash flows after the fifth year. For the five years ending December 31, 2024, the average growth rate is assumed 1.5% while for the years beyond December 31, 2024, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

20	SUBSIDIARIES

The following list contains only the particulars of subsidiaries, which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of incorporation/		Proportion of ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company
China Mobile Communication Co., Ltd. (“CMC”)**	Mainland China	RMB1,641,848,326	—	100%	Network and business coordination center
China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	Mainland China	RMB5,594,840,700	—	100%	Telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	Mainland China	RMB2,117,790,000	—	100%	Telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	Mainland China	RMB2,800,000,000	—	100%	Telecommunications operator
China Mobile Group Fujian Co., Ltd.	Mainland China	RMB5,247,480,000	—	100%	Telecommunications operator
China Mobile Group Henan Co., Ltd.	Mainland China	RMB4,367,733,641	—	100%	Telecommunications operator
China Mobile Group Hainan Co., Ltd.	Mainland China	RMB643,000,000	—	100%	Telecommunications operator
China Mobile Group Beijing Co., Ltd.	Mainland China	RMB6,124,696,053	—	100%	Telecommunications operator
China Mobile Group Shanghai Co., Ltd.	Mainland China	RMB6,038,667,706	—	100%	Telecommunications operator
China Mobile Group Tianjin Co., Ltd.	Mainland China	RMB2,151,035,483	—	100%	Telecommunications operator
China Mobile Group Hebei Co., Ltd.	Mainland China	RMB4,314,668,531	—	100%	Telecommunications operator
China Mobile Group Liaoning Co., Ltd.	Mainland China	RMB5,140,126,680	—	100%	Telecommunications operator
China Mobile Group Shandong Co., Ltd.	Mainland China	RMB6,341,851,146	—	100%	Telecommunications operator
China Mobile Group Guangxi Co., Ltd.	Mainland China	RMB2,340,750,100	—	100%	Telecommunications operator
China Mobile Group Anhui Co., Ltd.	Mainland China	RMB4,099,495,494	—	100%	Telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	Mainland China	RMB2,932,824,234	—	100%	Telecommunications operator
China Mobile Group Chongqing Co., Ltd.	Mainland China	RMB3,029,645,401	—	100%	Telecommunications operator
China Mobile Group Sichuan Co., Ltd.	Mainland China	RMB7,483,625,572	—	100%	Telecommunications operator
China Mobile Group Hubei Co., Ltd.	Mainland China	RMB3,961,279,556	—	100%	Telecommunications operator
China Mobile Group Hunan Co., Ltd.	Mainland China	RMB4,015,668,593	—	100%	Telecommunications operator

20	SUBSIDIARIES (CONTINUED)

	Place of incorporation/		Proportion of ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Shaanxi Co., Ltd.	Mainland China	RMB3,171,267,431	—	100%	Telecommunications operator
China Mobile Group Shanxi Co., Ltd.	Mainland China	RMB2,773,448,313	—	100%	Telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	Mainland China	RMB2,862,621,870	—	100%	Telecommunications operator
China Mobile Group Jilin Co., Ltd.	Mainland China	RMB3,277,579,314	—	100%	Telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	Mainland China	RMB4,500,508,035	—	100%	Telecommunications operator
China Mobile Group Guizhou Co., Ltd.	Mainland China	RMB2,541,981,749	—	100%	Telecommunications operator
China Mobile Group Yunnan Co., Ltd.	Mainland China	RMB4,137,130,733	—	100%	Telecommunications operator
China Mobile Group Xizang Co., Ltd.	Mainland China	RMB848,643,686	—	100%	Telecommunications operator
China Mobile Group Gansu Co., Ltd.	Mainland China	RMB1,702,599,589	—	100%	Telecommunications operator
China Mobile Group Qinghai Co., Ltd.	Mainland China	RMB902,564,911	—	100%	Telecommunications operator
China Mobile Group Ningxia Co., Ltd.	Mainland China	RMB740,447,232	—	100%	Telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	Mainland China	RMB2,581,599,639	—	100%	Telecommunications operator
China Mobile Group Design Institute Co., Ltd.	Mainland China	RMB160,232,547	—	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited**	Mainland China	US$30,000,000	100%	—	Investment holding company
China Mobile Information Technology Co., Ltd.**	Mainland China	US$7,633,000	—	100%	Provision of roaming clearance, IT system operation, technology support services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited**#	Mainland China	US$10,000,000	—	100%	Development, services and maintenance of industry value-added platform
Aspire Information Network (Shenzhen) Limited**#	Mainland China	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited**#	Mainland China	US$5,000,000	—	100%	Operation support and capability service of digital content

20	SUBSIDIARIES (CONTINUED)

	Place of incorporation/		Proportion of ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
Fujian FUNO Mobile Communication Technology Company Limited***	Mainland China	RMB60,000,000	—	51%	Network construction and maintenance, network planning and optimizing, training and communication services
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	—	Investment holding company
China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	—	100%	Provision of telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	HK$19,319,810,000	100%	—	Investment holding company
China Mobile International Limited	Hong Kong	HK$8,100,000,000	—	100%	Provision of voice and roaming clearance services, Internet services and value-added services
China Mobile Group Device Co., Ltd.	Mainland China	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design services and sale of related products
China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	Mainland China	RMB11,627,783,669	—	92%	Provision of non-banking financial services
China Mobile IoT Company Limited	Mainland China	RMB3,000,000,000	—	100%	Provision of network services
China Mobile (Suzhou) Software Technology Co., Ltd.	Mainland China	RMB980,000,000	—	100%	Provision of Mobile Cloud research and development and operation support services
China Mobile E-Commerce Co., Ltd. (“China Mobile E-Commerce”)	Mainland China	RMB500,000,000	—	100%	Provision of e-payment , e-commerce and Internet finance services
China Mobile (Hangzhou) Information Technology Co., Ltd.	Mainland China	RMB1,250,000,000	—	100%	Provision of family information products, capability research and development services
China Mobile Online Services Co., Ltd.	Mainland China	RMB2,000,000,000	—	100%	Provision of call center and internet information services

20	SUBSIDIARIES (CONTINUED)

	Place of incorporation/		Proportion of ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
MIGU Company Limited	Mainland China	RMB7,000,000,000	—	100%	Provision of mobile Internet digital content services
China Mobile TieTong Company Limited	Mainland China	RMB31,880,000,000	—	100%	Provision of engineering, maintenance, sales and telecommunications services
China Mobile Internet Company Limited	Mainland China	RMB2,900,000,000	—	100%	Provision of Internet related services
China Mobile Investment Holdings Company Limited	Mainland China	RMB975,920,000	—	100%	Investment holding company
China Mobile System Integration Co., Ltd. (formerly known as China Mobile Quantong System Integration Co., Ltd.)	Mainland China	RMB550,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services
China Mobile (Chengdu) ICT Co., Ltd.	Mainland China	RMB300,000,000	—	100%	Provision of Information technology products and technology research and development services
China Mobile (Shanghai) ICT Co., Ltd.	Mainland China	RMB200,000,000	—	100%	Provision of Information technology products and technology research and development services
China Mobile Financial Technology Co., Ltd.	Mainland China	RMB500,000,000	—	100%	Provision of e-payment , e-commerce and Internet finance services
China Mobile Xiong’an Information & Telecommunication Technology Company Limited	Mainland China	RMB150,000,000	—	100%	Provision of Information technology products and technology research and development services
Zhongyidong Information Technology Co., Ltd.	Mainland China	RMB1,000,000,000	—	100%	Provision of IT solution including digital technology

*	The nature of all the legal entities established in Mainland China is limited liability company.
**	Companies registered as wholly owned foreign enterprises in Mainland China.
***	Company registered as a sino-foreign equity joint venture in Mainland China.
#	Effective interest held by the Group is 66.41%.

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of December 31, 2019 Million	As of January 1, 2019 (As restated) (Note 3) Million	As of December 31, 2018 (As previously reported) Million
Associates	154,004	142,843	144,059
Joint ventures	1,224	1,266	1,266

	155,228	144,109	145,325

Details of principal associates, all of which are listed on exchanges, are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal activity
SPD Bank	PRC	18%	Provision of banking services
China Tower Corporation Limited (“China Tower”)	PRC	28%	Construction, maintenance and operation of telecommunications towers
IFLYTEK Co., Ltd. (“IFLYTEK”)	PRC	13%	Provision of intelligent voice and artificial intelligence products and services
True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates:

	SPD Bank
	As of December 31
	2019 Million	2018 Million
Total assets	7,005,929	6,289,606
Total liabilities	6,444,878	5,811,226
Total equity	561,051	478,380

Total equity attributable to ordinary equity shareholders	493,945	441,642
Percentage of ownership of the Group	18%	18%

Total equity attributable to the Group	89,774	80,291
The impact of fair value adjustments at the time of acquisition, goodwill and others	6,084	6,660

Interest in associates	95,858	86,951

	China Tower		IFLYTEK		True Corporation
	As of December 31		As of December 31		As of December 31
	2019 Million	2018 Million	2019 Million	2018 Million	2019 Million	2018 Million
Total current assets	40,995	31,799	11,430	7,762	31,298	26,309
Total non-current assets	297,072	283,565	8,671	7,540	90,680	78,251
Total current liabilities	128,364	114,759	6,866	5,813	35,186	43,097
Total non-current liabilities	27,142	20,103	1,500	1,278	57,457	33,215
Total equity	182,561	180,502	11,735	8,211	29,335	28,248

Total equity attributable to equity shareholders	182,559	180,502	11,418	7,971	29,184	28,123
Percentage of ownership of the Group	28%	28%	13%	13%	18%	18%

Total equity attributable to the Group	51,281	50,414	1,465	1,075	5,253	5,062
The impact of fair value adjustments at the time of acquisition, goodwill and others	—	—	810	812	1,834	2,851
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	(2,543)	(3,115)	—	—	—	—

Interest in associates	48,738	47,299	2,275	1,887	7,087	7,913

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summary financial information on principal associates (Continued):

Note:

The Group has recognized its share of SPD Bank’s and IFLYTEK’s comprehensive income for the year 2019 based on the financial information released and publicly disclosed by SPD Bank and IFLYTEK.

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

	SPD Bank			China Tower
	2019 Million	2018 Million	2017 Million	2019 Million	2018 Million	2017 Million
Revenue	190,688	170,865	168,619	76,428	71,819	68,665
Profit before taxation	69,817	65,284	69,828	6,837	3,475	2,685
Profit attributable to ordinary equity shareholders	57,186	54,189	52,533	5,222	2,650	1,943
Other comprehensive income/(loss) attributable to ordinary equity shareholders	2,608	6,979	(5,568)	—	—	—
Total comprehensive income attributable to ordinary equity shareholders	59,794	61,168	46,965	5,222	2,650	1,943
Dividends received from associates	1,867	533	821	111	—	—

	IFLYTEK			True Corporation
	2019 Million	2018 Million	2017 Million	2019 Million	2018 Million	2017 Million
Revenue	10,079	7,917	5,458	31,423	33,214	28,262
Profit before taxation	995	659	584	1,727	2,662	726
Profit attributable to ordinary equity shareholders	819	542	428	1,256	1,444	465
Other comprehensive income/(loss) attributable to ordinary equity shareholders	—	1	—	(186)	(46)	32
Total comprehensive income attributable to ordinary equity shareholders	819	543	428	1,070	1,398	497
Dividends received from associates	27	18	18	117	39	—

(ii)

The fair values of the interests in listed associates are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2019		As of December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	95,858	65,993	86,951	52,282
China Tower	48,738	75,729	47,299	63,738
IFLYTEK	2,275	9,268	1,887	6,623
True Corporation	7,087	6,432	7,913	6,589

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(iii)	The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As of December 31, 2019, the fair value of investment in SPD Bank was RMB65,993 million (2018: RMB52,282 million) based on its quoted market price, which was below its carrying amount by approximately 31.2% (2018: approximately 39.9%). Management of the Group performed an impairment test and determined the respective recoverable amount of the investment based on its VIU. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending December 31, 2024 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management’s assessment results and sensitivity analysis performed, there was no impairment of the investment as of December 31, 2019.

As of December 31, 2019, the fair value of investment in True Corporation was RMB6,432 million (2018: RMB6,589 million) based on its quoted market price, which was below its carrying amount by approximately 9.2% (2018: approximately 16.7%). Management of the Group performed an impairment test and determined its recoverable amount as the higher of its fair value less costs of disposal and VIU. Based on the management’s assessment results, there was no impairment of the investment as of December 31, 2019.

Other than above, the management has determined that there was no impairment indicator of the Group’s interests in other associates as of December 31, 2018 and 2019.

Details of a major joint venture are as follows:

In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500 million, which represents 50% of the equity interest of the Fund. As of December 31, 2019, CMC had contributed RMB1,256 million (2018: RMB1,134 million) to the Fund with an outstanding commitment to further invest RMB244 million (2018: RMB366 million) to the Fund upon request to be lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as of December 31, 2019.

22	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of	As of
	December 31, 2019	December 31, 2018
	Million	Million
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	3,519	2,982
- Deferred tax asset to be recovered within 12 months	29,109	26,672

	32,628	29,654

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(857)	(598)
- Deferred tax liabilities to be settled within 12 months	(531)	(224)

	(1,388)	(822)

22	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2019

	As of December 31, 2018 (As previously reported)	Changes in accounting policies (Note 3)	As of January 1, 2019 (As restated)	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2019
	Million	Million	Million	Million	Million	Million	Million
Net deferred tax assets after offsetting:
Write-down of obsolete inventories	75	—	75	(62)	—	—	13
Depreciation, write-off and impairment of property, plant and equipment	5,289	—	5,289	833	—	—	6,122
Accrued expenses and others	17,715	—	17,715	1,003	—	—	18,718
Deferred revenue from Reward Program	5,784	—	5,784	(299)	—	—	5,485
Credit impairment losses	1,458	—	1,458	179	—	—	1,637
Recognition of right-of-use assets and lease liabilities	—	488	488	281	—	—	769
Change in value of financial assets at FVOCI	(6)	—	(6)	—	(1)	—	(7)
Contract asset, contract liability and contract cost relating to customer contract	(661)	—	(661)	552	—	—	(109)

	29,654	488	30,142	2,487	(1)	—	32,628

Net deferred tax liabilities after offsetting:
Depreciation of property, plant and equipment	(1,117)	—	(1,117)	(1,152)	—	(13)	(2,282)
Recognition of right-of-use assets and lease liabilities	—	16	16	45	—	—	61
Deferred revenue from Reward Program	157	—	157	109	—	—	266
Accrued expenses and others	138	—	138	427	—	2	567

	(822)	16	(806)	(571)	—	(11)	(1,388)

Total	28,832	504	29,336	1,916	(1)	(11)	31,240

22	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2018

	As of January 1, 2018	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2018
	Million	Million	Million	Million	Million
Net deferred tax assets after offsetting:
Write-down of obsolete inventories	120	(45)	—	—	75
Depreciation, write-off and impairment of property, plant and equipment	7,082	(1,793)	—	—	5,289
Accrued expenses and others	18,934	(1,219)	—	—	17,715
Deferred revenue from Reward Program	5,943	(159)	—	—	5,784
Credit impairment losses	1,294	164	—	—	1,458
Change in value of financial assets at FVOCI	(6)	—	—	—	(6)
Contract asset, contract liability and contract cost relating to customer contract	(2,879)	2,218	—	—	(661)

	30,488	(834)	—	—	29,654

Net deferred tax liabilities after offsetting:
Depreciation of property, plant and equipment	(362)	(736)	—	(19)	(1,117)
Others	—	296	—	(1)	295

	(362)	(440)	—	(20)	(822)

Total	30,126	(1,274)	—	(20)	28,832

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB8,677 million (2018: RMB6,476 million) in respect of deductible temporary differences and tax losses amounting to RMB42,469 million (2018: RMB29,026 million) that can be carried forward against future taxable income as of December 31, 2019. The deductible tax losses are allowed to be carried forward within next five years against the future taxable profits, while those of high-tech enterprises are allowed to be within next ten years.

23	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

	Financial assets at fair value through other comprehensive income(“FVOCI”)(i)	Financial assets at fair value through profit or loss (“FVPL”)(ii)
	Million	Million
As of December 31, 2018
-Current portion	—	76,425
-Non-current portion	587	501

	587	76,926
Addition	—	161,343
Maturity	—	(129,505)
Fair value gains recognized in profit or loss	—	5,495
Fair value losses recognized in other comprehensive income, before tax	(74)	—

As of December 31, 2019	513	114,259
Less: Current portion	—	(114,259)

Non-current portion	513	—

Note:

(i)

The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. The equity investments represent the Group’s investments in other companies at fair values (mainly level 1: quoted price (unadjusted) in active markets) through other comprehensive income as of December 31, 2018 and 2019.

(ii)

The category of FVPL mainly comprises WMPs offered by various financial institutions in China amounting to RMB103,328 million and the Group’s investment in the convertible bonds issued by SPD Bank (“CB”) amounting to RMB9,928 million. All the WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2019 and 2018, they were measured at fair values (level 3: inputs for the assets or liabilities that are not based on observable market data (that is unobservable inputs)). The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. The CB was acquired by Guangdong Mobile, a wholly-owned subsidiary of the Company in October 2019 at a purchase consideration of RMB9,085 million upon SPD Bank publicly issued the instruments. The CB have been listed for trading and can be converted into equity shares of SPD Bank from May 4, 2020 to October 27, 2025. The CB were measured at the fair value as level 1 of fair value hierarchy.

There were no transfers between the levels of fair value hierarchy for the year ended December 31, 2018 and 2019.

24	RESTRICTED BANK DEPOSITS

	As of December 31, 2019			As of December 31, 2018
	Non-current assets Million	Current assets Million	Total Million	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits
- Statutory deposit reserves (Note)	8,586	—	8,586	4,486	—	4,486
- Deposited customer reserves (Note)	1,435	—	1,435	7,882	—	7,882
- Pledged bank deposits	42	371	413	1	9	10

	10,063	371	10,434	12,369	9	12,378

Note:

The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance and China Mobile E-Commerce, respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

25	INVENTORIES

	As of	As of
	December 31, 2019 Million	December 31, 2018 Million
Handsets, SIM cards and other terminals	5,205	6,939
Other consumables	2,133	1,918

	7,338	8,857

26	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As of	As of
	December 31, 2019 Million	December 31, 2018 Million
Within 30 days	14,353	11,160
31 - 60 days	3,789	3,680
61 - 90 days	3,035	2,358
90 days - 1 year	9,575	7,649
Over 1 year	1,942	1,693

	32,694	26,540

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

(b)	Impairment loss allowance of accounts receivable

The following table summarizes the changes in impairment loss allowance of accounts receivable:

	2019	2018
	Million	Million
As of January 1	7,269	5,863
Credit loss recognized	5,833	4,480
Accounts receivable written off	(3,545)	(3,074)

As of December 31	9,557	7,269

27	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables, which are measured at amortized cost, are expected to be recovered within one year. They primarily include interest receivable from banks, utilities deposits, rental deposits, short-term loans and short-term debt investments; Among which, short-term loans granted to China Tower through China Mobile Finance was RMB7,450 million (2018: RMB11,000 million), and other short-term loans granted to banks and other financial institutions as well as short-term debt investments purchased through China Mobile Finance was RMB11,464 million (2018: RMB13,260 million). The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

Prepayments and other current assets primarily consist of maintenance prepayments, power and utilities prepayments and input value-added tax to be deducted.

As of December 31, 2018 and 2019, there were no significant overdue amounts for other receivables.

28	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As of December 31, 2019, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries excluding the Group (“CMCC Group”) in China Mobile Finance amounting to RMB21,637 million (2018: RMB10,873 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

29	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

30	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2019 Million	December 31, 2018 Million
Bank deposits with original maturity within three months	8,959	3,470
Cash at banks and on hand	166,974	53,832

	175,933	57,302

31	ACCOUNTS PAYABLE

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2019 Million	December 31, 2018 Million
Payable in the periods below:
Within 1 month or on demand	139,856	164,081
After 1 month but within 3 months	6,270	8,902
After 3 months but within 6 months	4,839	7,349
After 6 months but within 9 months	4,569	3,411
After 9 months but within 12 months	9,284	7,104

	164,818	190,847

All of the accounts payable are expected to be settled within one year or are repayable on demand.

32	DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards.

	2019	2018
	Million	Million
As of January 1
- Current portion	63,185	84,897
- Non-current portion	4,881	2,888

	68,066	87,785
Additions during the year	256,432	299,383
Recognized in the consolidated statements of comprehensive income	(259,812)	(319,102)

As of December 31	64,686	68,066
Less: Current portion	(57,825)	(63,185)

Non-current portion	6,861	4,881

33	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2019 Million	December 31, 2018 Million
Receipts-in-advance	69,421	69,629
Other payables	28,962	31,990
Accrued salaries, wages and other benefits	7,213	6,950
Accrued expenses	76,772	87,003

	182,368	195,572

34	CAPITAL, RESERVES AND DIVIDENDS

(a)	Share capital

Ordinary shares, issued and fully paid:

	Number	HK$	Equivalent RMB
	of shares	Million	Million
As of January 1 and December 31, 2018 and 2019	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends

(i)	Dividends attributable to the year:

	2019	2018	2017
	Million	Million	Million
Ordinary interim dividend declared and paid of HK$1.527 (equivalent to approximately RMB1.343) (2018: HK$1.826 (equivalent to approximately RMB1.540); 2017: HK$1.623 (equivalent to approximately RMB1.409)) per share	28,206	32,870	28,211
Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017	—	—	55,621
Ordinary final dividend proposed after the balance sheet date of HK$1.723 (equivalent to approximately RMB1.543 million) (2018: HK$1.391 (equivalent to approximately RMB1.219); 2017: HK$1.582 (equivalent to approximately RMB1.322)) per share	31,602	24,955	27,077

	59,808	57,825	110,909

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.89578, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2019. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2019.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends (Continued)

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2019	2018	2017
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.391 (equivalent to approximately RMB1.219) (2018: HK$1.582 (equivalent to approximately RMB1.322); 2017: HK$1.243 (equivalent to approximately RMB1.112)) per share	25,059	27,060	22,204

34	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of different reserves

(i)	Capital reserve

The capital reserve mainly comprises the following:

•	RMB295,665 million debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

•	Share of other comprehensive income/(loss) of investments accounted for using the equity method;

•	The changes in fair value of financial assets at FVOCI, net of tax, until the financial assets are derecognized; and

•	The difference between the consideration and the carrying amounts of net assets of acquired business under business combinations under common control.

(ii)	PRC statutory reserves

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

The exchange reserve comprises all foreign currency translation differences arising from the translation of foreign currency denominated financial statements of overseas enterprises. The reserve is dealt with in accordance with the accounting policies set out in note 2(x).

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

As of December 31, 2019 and 2018, the Group’s total debt-to-book capitalization ratio was nil.

Except for China Mobile Finance that is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, the Company and its other subsidiaries are not subject to externally imposed capital requirements.

35	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the years ended December 31, 2017, 2018 and 2019. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Note	2019 Million	2018 Million	2017 Million
Telecommunications services revenue	(i)	495	71	47
Property leasing and management services revenue	(ii)	197	226	188
Telecommunications services charges	(i)	103	—	—
Property leasing and management services charges	(ii)	1,129	1,009	999
Charges for use of network assets	(iii)	1,448	2,308	2,494
Charges of use of network capacity	(iii)	30	402	1,047
Interest expenses	(iv)	187	142	21
Short-term bank deposits received	(iv)	21,637	10,873	8,611
Short-term bank deposits repaid	(iv)	10,873	8,611	5,552
Consideration of assets transferred	(v)	873	—	—

The outstanding balances related to transactions with CMCC Group are included in the following accounts captions summarized as follows:

		As of	As of
		December 31, 2019	December 31, 2018
	Note	Million	Million
Accounts receivable		630	282
Other receivables		277	145
Prepayments and other current assets		2	5
Amounts due from ultimate holding company		1,350	570
Right-of-use assets		399	—
Lease liabilities		468	—
Accounts payable		6,741	5,825
Accrued expenses and other payables		90	80
Amounts due to ultimate holding company	(iv)	21,677	11,020

These amounts arise in the ordinary course of business and with terms determined through mutual negotiation.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Note:

(i)

The amounts represent telecommunications services settlement received/receivable or paid/payable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.

(ii)

The amounts represent the charges of property leasing and management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses. For the year ended December 31, 2019, the amounts included the depreciation of right-of-use assets recognized in relation to the property leasing agreements and the finance cost associated with the lease liabilities.

(iii)	The amounts represent the charges for use of network assets and the TD-SCDMA network capacity charges paid/payable to CMCC Group.

(iv)	The amounts represent the deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

(v)	On August 9, 2019, the Group completed an acquisition of assets related to the “Village Connect” project, at a total consideration of RMB873 million.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group

The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the year ended December 31, 2017, 2018 and 2019.

	Note	2019 Million	2018 Million	2017 Million
Telecommunications services revenue	(i)	535	604	828
Property leasing and management services revenue	(ii)	30	40	99
Interest and other income	(iii)	6,130	4,083	4,807
Dividend income		2,299	691	847
Related costs for use of tower assets	(iv)	39,843	37,837	36,335

The outstanding balances related to transactions with the associates and joint ventures of the Group are included in the following accounts captions summarized as follows:

		As of December 31, 2019	As of December 31, 2018
	Note	Million	Million
Accounts receivable	(i)	225	240
Interest receivable	(iii)	831	829
Right-of-use assets	(iv)	40,316	—
Other receivables	(v)	9,545	12,518
Financial assets at FVPL	(vi)	54,490	41,128
Bank deposits	(vii)	59,205	44,955
Prepayments and other current assets		36	160
Lease liabilities	(iv)	43,142	—
Accounts payable	(iv)	4,708	3,252
Bills payable	(iv)	356	135
Accrued expenses and other payables	(iv)	6,511	7,301

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group (Continued)

Note:

(i)	The amounts represent the telecommunications services revenue received/receivable from the Group’s associates and joint ventures.

(ii)	The amounts represent the property leasing revenue received/receivable from China Tower.

(iii)

The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, placements with SPD Bank and short-term loans granted to China Tower; and they also include income derived from WMP purchased from SPD Bank and the income from the CB publicly issued by SPD Bank as mentioned in Note 23.

(iv)

The amounts primarily represent the right-of-use assets and lease liabilities recognized and the amount paid/payable to China Tower for the use of telecommunications towers. Related costs for use of tower assets include charges for use of tower assets, the depreciation of the right-of-use assets, and the finance cost associated with the lease liabilities.

(v)

Other receivables primarily represent the short-term loans granted to China Tower and placements with SPD Bank and withholding power and utilities expenses and lease charges payable on behalf of China Tower, etc. The interest rates of short-term loans are mutually agreed among both parties with reference to the market interest rates.

(vi)

The amounts represent the WMP purchased from SPD Bank and the CB publicly issued by SPD Bank. The return rates of WMP are determined with reference to market conditions and the fair values of CB are based on quoted market prices (level 1).

(vii)	The amounts represent the deposits placed with SPD Bank, the interest rate of which is determined in accordance with the benchmark interest rate published by PBOC.

35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Transactions with associates and joint ventures of CMCC Group

In addition, the Group has entered into transactions with associates and joint ventures of CMCC Group during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities, the amounts of such transactions and related outstanding balances were not material.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (notes 28 and 35(a)), associates and joint venture (note 35(b)) and the transaction to increase contribution to the Fund (note 21), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	purchasing of goods, including use of public utilities

•	placing of bank deposits

These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to the terms of transactions enacted with other entities that are not government-related. The Group prices all its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

(e)	For key management personnel remuneration, please refer to note 11.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk

The Group’s credit risk is primarily attributable to the financial assets in the balance sheets, which mainly include deposits with banks, WMPs (recorded in FVPL), CB (recorded in FVPL), accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

(i)	Risk management

Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. WMPs are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings, and the related credit risks are low. CB are bonds with AAA credit rating bonds issued by SPD Bank, with a low level of credit risks.

The accounts receivable of the Group is primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. Meanwhile, concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and acceptable.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets

The Group has 3 types of assets that are subject to expected credit loss model:

–	Accounts receivable

–	Contract assets

–	Other financial assets at amortized cost

Accounts receivable and contract assets

The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable and contract assets.

To measure the expected credit losses, accounts receivable have been grouped by amounts due from individual customers, corporate customers, and other miscellaneous customer groups based on similar credit risk characteristics and ages.

The expected loss rate as of December 31, 2018 and 2019 was determined as follows for each customers group of accounts receivable due from individual customers and corporate customers, respectively:

	Within 30 days	31 days to 90 days	91 days to 1 year	Over 1 year
Individual customers
Expected loss rate	2%	20%	80%	100%

	Within 180 days	181 days to 1 year	1 year to 2 years	2 years to 3 years	Over 3 years
Corporate customers
Expected loss rate	2%	20%	60%	80%	100%

Receivables from other customers are of lower risk, and the expected credit loss is insignificant.

Credit impairment losses on accounts receivable and contract assets are presented within other operating expenses. Subsequent recoveries of amounts previously written off are credited against the same line item. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Other financial assets at amortized cost

Other financial assets at amortized cost include cash and cash equivalents, bank deposits, other receivables and amounts due from ultimate holding company, etc. They are considered to be of low credit risk and thus the impairment loss allowance recognized is limited to 12 months. Management considers that the expected credit loss is insignificant.

(b)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, payments for short-term deposits of CMCC Group received by China Mobile Finance, dividend payments and capital expenditures.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2019
Accounts payable	164,818	164,818	164,818	—	—	—
Bills payable	2,896	2,896	2,896	—	—	—
Accrued expenses and other payables	182,368	182,368	182,368	—	—	—
Amount due to ultimate holding company	21,677	21,677	21,677	—	—	—
Lease liabilities	74,303	80,973	23,814	39,791	9,662	7,706

	446,062	452,732	395,573	39,791	9,662	7,706

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2018
Accounts payable	190,847	190,847	190,847	—	—	—
Bills payable	3,221	3,221	3,221	—	—	—
Accrued expenses and other payables	195,572	195,572	195,572	—	—	—
Amount due to ultimate holding company	11,020	11,020	11,020	—	—	—

	400,660	400,660	400,660	—	—	—

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As of December 31, 2019, the Group did not have any interest-bearing borrowings at variable rates, but had RMB21,637 million of short-term bank deposits placed by CMCC (2018: RMB10,873 million), which were at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2019, total cash and bank balances of the Group amounted to RMB317,166 million (2018: RMB361,567 million), interest-bearing receivables amounted to RMB18,914 million (2018: RMB24,260 million) and WMPs amounted to RMB103,328 million (2018: RMB76,425 million). The interest and other income generated by the assets mentioned above for 2019 was RMB14,408 million (2018: RMB15,885 million; 2017: RMB15,883 million) and the average interest rate was 3.17% (2018: 3.33%; 2017: 3.13%). Assuming the total cash and bank balances, interest-bearing receivables and WMPs are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,334 million (2018: RMB3,480 million; 2017: RMB3,182 million).

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars that is different from the functional currency of the respective group entities. As the amount of the Group’s foreign currency cash and deposits with banks represented 3.5% (2018: 3.3%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

(e)	Fair values

The carrying amount of the financial instruments carried at amortized cost are not materially different from their respective fair values at the balance sheet dates due to the short-terms or repayable on demand nature.

37	COMMITMENTS

(a)	Capital commitments

The Group’s capital expenditure contracted for as of December 31 but not provided in the consolidated financial statements were as follows:

	2019	2018
	Million	Million
Land and buildings	7,430	9,327
Telecommunications equipment and others	34,463	44,174

	41,893	53,501

(b)	Operating lease commitments

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment.

From January 1, 2019, in accordance with IFRS 16, the Group has recognized right-of-use assets for these leases, except for short-term leases, leases of low-value assets, variable payment leases which are recorded in profit or loss as incurred and contracts reassessed as service arrangements, see note 3(d) and note 16 for further information.

The portfolio of the majority short-term leases which were committed by the Group as of December 31, 2019 was similar to the portfolio of short-term leases which were recorded in the profit or loss as incurred during 2019. Therefore, there is no need to disclose short-term lease commitments separately.

The total future minimum lease payments under non-cancellable operating leases as of December 31, 2018 were as follows:

	Land and buildings	Leased lines and network assets	Others	Total
	Million	Million	Million	Million
As of December 31, 2018
Within one year	10,067	44,867	1,402	56,336
After one year but within five years	24,843	123,088	1,324	149,255
After five years	11,165	3,464	81	14,710

	46,075	171,419	2,807	220,301

(c)	Investment commitments

The Group has an investment commitment to a joint venture (see note 21).

38	POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2019. Further details are disclosed in note 34(b)(i).

On January 23, 2020, the Company announced that it had resolved to propose the adoption of the share option scheme (the “Scheme”) to further improve the governance structure of the Company and to effectively attract, motivate and retain the core backbone employees of the Company, which has been approved by the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and is still subject to the obtaining of the approval from the shareholders of the Company. As of the approval date of the consolidated financial statements, the Company has not granted any share options under the Scheme.

The Group’s 4G and 5G networks are expected to co-exist for a long time in 2020 and beyond, and the technologies in relation to its 4G wireless assets (mainly comprising base station main equipment, base station extension equipment and antenna feed lines) are relatively stable and have not experienced any major upgrade since investment in such assets. After the Group’s assessment of the actual state of use of its 4G wireless assets, the Company has resolved to adjust the depreciable life of the Group’s 4G wireless assets from 5 years to 7 years with effect from January 1, 2020. The adjusted depreciable life of the Group’s 4G wireless assets is the same as the depreciable life of its 5G wireless assets, which the Company considers to be a more reasonable reflection of the expected useful life of such type of assets. The aforesaid changes in accounting estimates will be made using the prospective application method with no need for any retrospective adjustment, and hence the Group’s financial reports for 2019 and earlier years will not be affected. According to the Company’s static calculation based on currently available information, the aforesaid changes are expected to impact the Group’s depreciation by a decrease of approximately RMB18.3 billion for the year ending December 31, 2020.

After the outbreak of the coronavirus disease (“COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been implemented across the country. The pandemic has impacted the business development and operating results of the Group to some extent, and the Group will pay close attention to the development of the COVID-19 outbreak and continuously evaluate its impact on the financial position and operating results of the Group.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Key sources of estimation uncertainty are as follows:

Impairment losses of accounts receivable

The impairment loss allowance of accounts receivable is based on assumptions about risk of default and expected loss rates. The Group assesses these assumptions and selects the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at each balance sheet date.

Amortization of contract cost

Certain costs incurred to obtain contracts are deferred and recognized as assets on the Group’s consolidated balance sheets. Such assets should be amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Group determines the amortization periods for these assets as the expected duration of the customer contract, which is consistent with the recognition of revenue from the products and services to which the assets relate. The amortization period is updated if there is a significant change in the Group’s expected duration of the customer contract.

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

39	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

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

Impairment of property, plant and equipment, goodwill, right-of-use assets, other intangible assets and investments accounted for using the equity method

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, right-of-use assets, other intangible assets subject to amortization and investments accounted for using the equity method, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment, goodwill and investments accounted for using the equity method is disclosed in notes 15, 19 and 21, respectively.

40	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2019

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended December 31, 2019 and which have not been adopted in these consolidated financial statements. Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
IFRS 17 “Insurance Contracts”	January 1, 2021
Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”	January 1, 2020
Amendments to IFRS 3 “Business Combinations” - “Definition of a Business”	January 1, 2020
Revised Conceptual Framework for Financial Reporting	January 1, 2020
Amendment to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - interest rate benchmark reform	January 1, 2020
Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”	To be determined

Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2019	2018	2017
	Million	Million	Million
Dividend income	53,475	60,044	111,490
Operating expenses	(70)	(67)	(77)
Interest and other income	38	41	23
Other gains/(losses)	77	250	(87)
Finance costs	—	—	(2)

Profit before taxation	53,520	60,268	111,347
Taxation	(9)	—	(14)

PROFIT FOR THE YEAR	53,511	60,268	111,333
Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	53,511	60,268	111,333

41	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of	As of
	December 31, 2019	December 31, 2018
	Million	Million
Non-current assets	492,759	491,748
Current assets	2,262	2,614
Current liabilities	5,121	4,708
Non-current liabilities	—	—
NET ASSETS	489,900	489,654

TOTAL EQUITY	489,900	489,654

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2019	2018	2017
	Million	Million	Million
Net cash (used)/generated from operating activities	(156)	2	(72)

Net cash generated from investing activities	14,778	15,792	28,840

Net cash used in financing activities	(14,532)	(16,331)	(28,913)

Net increase/(decrease) in cash and cash equivalents	90	(537)	(145)
Cash and cash equivalents at beginning of year	245	554	796
Effect of changes in foreign exchange rate	(25)	228	(97)

Cash and cash equivalents at end of year	310	245	554