Form 20-F
period 2020-12-31
CHINA MOBILE LTD /ADR/
filed 2021-04-28
CIK 1117795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, 20,475,482,897 ordinary shares were issued and outstanding.

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

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);

•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

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

•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

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

Risk Factors

The following factors, and those factors described in our other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and such factors may have a material adverse effect on our business, financial condition, results of operations and prospects as well as the value of our securities.

Risks Relating to Our Business

The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin.

We are facing increasing competition from other telecommunications services providers in the mainland of China. Principal participants in the telecommunications industry in the mainland of China include China Telecom Corporation Limited, or China Telecom, China Unicom (Hong Kong) Limited, or China Unicom, China Broadcasting and us. On the one hand, the competition in the delivery of 4G services among China Unicom, China Telecom and us continues to intensify due to market saturation and tariff reduction. On the other hand, with the Ministry of Industry and Information Technology, or the MIIT, granting the basic telecommunications service operating permit for 5G digital cellular mobile service to China Mobile Communications Group Co., Ltd., or CMCC, our parent company, the parent companies of China Telecom and China Unicom, and China Broadcasting on June 6, 2019, the competition with respect to the planning and promotion of 5G development and commercialization is also expected to increase.

The PRC government has extended favorable regulatory policies to our primary competitors in order to help them become more viable competitors to us. With respect to 4G services, while the MIIT granted the respective parent companies of China Telecom, China Unicom and us the permissions to provide 4G services based on the LTE/Time Division Duplex standard, or TD-LTE technology, at the same time, we were only permitted to provide 4G services based on the Frequency-Division Long-Term Evolution standard, or LTE FDD technology and carry out nationwide operation of certain LTE FDD services, including voice services, data services and mobile Internet of Things, or IoT, several years after China Telecom and China Unicom. In terms of 5G services, as compared to the frequency bands allocated to our competitors, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges initially. Those asymmetrical and other regulatory measures could adversely affect our competitiveness and increase competition in the PRC telecommunications industry. See “— Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Furthermore, China Telecom and China Unicom have also entered into strategic cooperation arrangements to promote resource-sharing in certain aspects of business operations, including the construction of 5G network, which may strengthen their competitiveness in the market, and they could enter into further cooperation in the future. For further information, see “Item 4. Information on the Company — Business Overview — Competition.” Such cooperation may significantly change the competitive landscape of the telecommunications industry in the mainland of China. In addition, our competitors and we have been rolling out 5G tariff plans to attract customers, and some of the plans offered by our competitors may be more attractive to customers than ours. Accordingly, we cannot assure you that we will be able to compete effectively, or that such competition will not materially and adversely affect our business, financial condition and results of operations.

In order to adapt to the market changes and as one of our marketing strategies, we may, from time to time, offer promotion programs to our customers with lowered tariffs, which may negatively impact our revenues and profit margins. In the meantime, our competitors are expanding their network coverage and offering discounts to their tariff plans, which may affect our ability to retain our customers. As a result of the above, we cannot assure you that we will not offer discounts comparable to, or more favorable than, those offered by our competitors or experience increases in churn rates as competition intensifies, which may materially and adversely affect our results of operations and profit margin. Moreover, we cannot assure you that any potential change, and in particular, any further restructuring in the competitive landscape of the telecommunications industry in the mainland of China, would not have a material adverse effect on our business, financial condition and results of operations.

Additionally, the PRC government has adopted regulatory measures to encourage competition in the telecommunications industry, including stringent measures to enforce the PRC Anti-Monopoly Law. Any amendments to the PRC Anti-Monopoly Law or any changes to the PRC anti-unfair competition regime, in particular those on the telecommunications industry, may subject us to more stringent anti-monopoly and anti-unfair competition regulation. As a result of the regulatory measures, the competitive landscape in the PRC telecommunications industry may further diversify, causing more intensified competition.

Moreover, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in the mainland of China. The intensified competition in new products and services arising from technological advances could reduce our tariff, increase our customer acquisition cost and decrease our market share as customers choose to receive telecommunications and related services from other providers. In the meanwhile, the competition from non-traditional telecommunications services providers, such as Internet service providers, mobile software and applications developers and equipment vendors, is also increasing. These new competitors, leveraging on their advantages in new technology and services, compete against us in both voice and data businesses by offering mobile Internet access and Over The Top services, such as instant messaging, Voice over Internet Protocol, or VoIP, services, or audio or video content services delivered over the Internet, and pose challenges to us in retaining existing customers and market position. In addition, the strategic cooperation between Internet service providers and telecommunications operators is reshaping the competition in the telecommunications market. See “— Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.”

Furthermore, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. Since May 1, 2018, subject to MIIT’s approval, non-state-owned companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Telecom, China Unicom or us and provide mobile services to end-customers after repackaging these services. As of December 31, 2020, 17 companies had entered into agreements with us for provision of mobile services to end-customers. We face intense competition from these new mobile network operators in light of such policy and decisions by the MIIT. In particular, increased competition may cause tariff to further decline, which could in turn materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively will also depend on how successfully we respond to various factors affecting the development of the telecommunications industry in the mainland of China, including changes in consumer preferences and demand for existing and new services. We cannot assure you that the measures we are taking in response to these competitive challenges will achieve the expected results.

Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.

In recent years, the telecommunications industry has been characterized by rapidly changing and increasingly complex technologies. Accordingly, although we strive to keep our technologies up to international standards, the mobile technologies that we currently employ may become obsolete. Moreover, the rapid development in technologies, services, products and business models has also accelerated the convergence of local, long-distance, wireless, cable and Internet communication services, resulted in new competitors entering into the telecommunications market and changed customer behaviors. We are thus required to develop and implement leading technologies, offer innovative services and adjust our business strategies in order to adapt to and maintain our share of the evolving value chain of the telecommunications industry. In order to meet the challenges posed by changes in the technology and business models of the telecommunications industry, we have striven to promote the transition from telecommunications services to information services, from the primarily “Customer” (To C) market to all four CHBN markets (namely, the “customer” market, the “home” market, the “business” market and the “new” market), and from being resource-driven to being innovation-driven. We cannot assure you that the measures we are taking in response to those challenges will achieve the results we desire.

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

From time to time, we need to adjust our tariff plans as part of our business strategy and in some cases in accordance with PRC national policies, and such adjustments may have a material adverse impact on our revenue and profitability. The PRC government first introduced the new national policy of “speed upgrade and tariff reduction” in May 2015 and promulgated initiatives in furtherance of such policy every year. In its 2019 work report, the PRC government introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in the mainland of China by the end of 2019. The PRC government further required (i) in its 2020 work report, a 15% reduction in the average broadband and dedicated line tariff and (ii) in its 2021 work report, a 10% reduction in the average broadband and dedicated line tariff for small and medium enterprises.

Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we have, in addition to continuous enhancement of network capacity and increase of network speed, took a series of tariff reduction measures, including but not limited to the launch of an unused data traffic carry-over program for our mobile monthly plans in October 2015, which allows the customers to carry over their monthly plan’s remaining unused data traffic to the following month, preferential Internet dedicated line tariffs for small and medium enterprises since May 2017, cancellation of all handset domestic long-distance and roaming tariffs since September 2017 and cancellation of tariffs for domestic data roaming since July 2018. In 2019, we reduced the broadband tariffs for small and medium enterprises by 39% and the tariffs for handset data by 47% in the aggregate. In 2020, we continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans that reduced the tariffs for handset data by 27.1% in the aggregate. See “Item 4. Information on the Company — Business Overview — Tariffs” for further information.

Such measures have asserted pressure on the growth of revenue from data services, which in turn had a negative impact on our overall revenue and profitability. As we might be required to further adjust our tariffs or take other initiatives under the “speed upgrade and tariff reduction” policy or other similar policies to be issued by the PRC government in the future, we cannot assure you that our financial condition and results of operations would not be materially and adversely affected by these policies.

We may encounter difficulties and challenges in the commercialization of 5G technologies.

We have been actively engaged in 5G-related research and development, or R&D, activities and commercialization of such technologies. We are also involved in setting 5G technological standards. See “Item 4. Information on the Company — Business Overview — Research and Development — Setting Technical Standards and Promoting Industry Development for 5G Commercialization.” In June 2019, the MIIT granted the operating permit for 5G digital cellular mobile service to the respective parent companies of China Telecom, China Unicom and us and China Broadcasting. Since then, exploring business models that will realize the commercial potentials of 5G technologies became the core of our 5G-related work, and we have been working together with various industry players in planning and promoting 5G development and driving the optimization of standards, advancements in devices, enrichment of applications and construction of the ecosystem in respect of 5G. We began providing 5G services in November 2019.

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

In addition, our primary competitors tend to benefit from certain asymmetrical regulatory measures in connection with frequency band allocation. See “ — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Consequently, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges to us in the initial stages of rendering 5G services. Therefore, as compared to our competitors, we may not be in the best position to compete effectively against them. Meanwhile, we are in the process of making technical adjustments to our existing network and reallocating certain frequency bands previously used for 4G services to 5G services. Any significant delay in such reallocation among our own networks could add time pressure on or cause additional costs in the commercialization of 5G technologies and our 4G services may also be temporarily discontinued in certain areas or otherwise disrupted during such transition. Further, China Telecom collaborated with China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, in 2019, and rolled out 5G network co-building and co-sharing, which enables them to leverage on their mutually complementary network and spectrum resources to save costs on network construction, operation and maintenance. Such collaboration may further change the competitive landscape of the telecommunications industry in the mainland of China and adversely affect our business, financial condition and results of operations.

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

Transactions in and holdings of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.

On November 12, 2020, the President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021, the “Executive Order”) to (i) prohibit (the “Prohibitions”) any transaction by any U.S. person, subject to certain divesture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of certain Chinese companies (each, a “Restricted Company”), (ii) prohibit possession of the foregoing securities by a U.S. person after November 11, 2021 and (iii) authorize the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on January 8, 2021, added the Company to the Restricted List. According to guidance issued by OFAC (available at https://home.treasury.gov/system/files/126/ccmc_gl1a_01272021_1.pdf), the Prohibitions with respect to the Company took effect on March 9, 2021, 60 days after the Company was added to the Restricted List.

In addition, on December 31, 2020, the New York Stock Exchange (the “NYSE”) announced that it had determined to commence proceedings to delist our ADSs on the basis that we were no longer suitable for listing in light of the Executive Order. On January 4, 2021, the NYSE announced that, in light of further consultation with relevant regulatory authorities, the NYSE no longer intended to move forward with the delisting action in relation to our ADSs. On January 6, the NYSE announced that it had determined (the “Determination”) to re-commence proceedings to delist our ADSs to comply with the Executive Order and suspended trading in our ADSs on January 11, 2021. Separately, the Depository Trust & Clearing Corporation’s National Securities Clearing Corporation (“NSCC”) suspended trade capture activities through its Universal Trade Capture (“UTC”) and Continuous Net Settlement (“CNS”) systems for our ADSs after trading ended on January 8, 2021. As a result, our ADSs can no longer be traded in any U.S. market that relies on NSCC’s UTC and CNS systems, including the over-the-counter (“OTC”) markets.

On January 20, 2021, we filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”). The Company requested that the Committee reverse the Determination and stay the trading suspension of the ADSs pending review of the Determination. However, there is no assurance that such request will be successful and that the Committee will reverse its Determination.

If our ADSs are delisted from the NYSE, in light of the evolving situation described above, the organizers of OTC markets in the U.S. likely would also prohibit, or be directed to prohibit, the trading of our ADSs on such markets. Subject to the terms of the deposit agreement entered into among the Company, the Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time, holders of our ADSs may convert the ADSs into our ordinary shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities.” for further information. In addition, pursuant to the Executive Order and the latest OFAC guidance, U.S. persons are prohibited from transacting in our ADSs or ordinary shares (subject to certain divesture and other exemptions) beyond March 9, 2021 and holding our ADSs or ordinary shares beyond January 8, 2022, 365 days after the Company was added to the “Issuer Name” column of the Restricted List. Furthermore, the foregoing events or any further development thereof may adversely affect investor sentiment toward our Company, regardless of our actual operating performance. As a result, the value and liquidity of our securities may be materially and adversely affected.

We may be subject to increased regulatory scrutiny and compliance costs and prices of our securities listed in overseas markets may be subject to increased fluctuations if we conduct a public offering and listing of our shares in the mainland of China.

We will continue monitoring and analyzing the development of laws and regulations in relation to the public offering and listing of shares in the mainland of China. The precise timing and form of the offering and listing of our shares in the mainland of China would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering in the mainland of China, we would become subject to the applicable laws, rules and regulations governing public companies listed in the mainland of China, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face scrutiny by regulatory authorities in these jurisdictions and markets. In addition, such offering and listing, if completed, like any other issuance of equity securities, will result in dilution to our shareholders and may lead to increased volatility in, or may otherwise materially and adversely affect, the prices of our securities listed in overseas markets.

We are subject to risks associated with our suppliers, business partners and other stakeholders in the supply chain of semiconductor and telecommunications industry, which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which in turn could adversely affect the supply chain and our business operations.

We procure our telecommunications network equipment, related maintenance and technical support and other equipment and service from certain PRC and overseas suppliers. See “Item 4. Information on the Company — Business Overview — Mobile Networks.” We also transact with our business partners who operate globally. Therefore, both we and our business partners are subject to the laws and regulations in various jurisdictions and international organizations. The relevant jurisdictions or international organizations include, among others, the United States, the European Union (“EU”) and the United Nations. Any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. Such disruptions could prevent our suppliers from delivering equipment and services to us in accordance with the agreed terms of supply. This could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment or services in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected equipment and services and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications.

Furthermore, the significant disruptions in the supply chain of semiconductor and telecommunications industry may indirectly impact the growth of our Internet services and information and application services. For example, the sanctions against certain mobile phone manufacturers may adversely affect the popularity of and users’ option to upgrade to 5G mobile phones, which could indirectly adversely affect our 5G business as such users potentially could have been customers of our 5G package.

Any of the above and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.

The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in the mainland of China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in the mainland of China (excluding TD-SCDMA users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company — Business Overview — Interconnection.” Additionally, in 2016, the MIIT approved China Telecom and China Unicom to refarm their respective spectrum by reallocating the frequencies initially allocated to 2G and 3G services to 4G services. Compared to the higher frequencies allocated to 4G, frequencies allocated to 2G and 3G services are lower and therefore can reach farther with less penetration loss. As a result, spectrum refarming would help such operators improve overall network quality at a lower cost. We received the permission to provide 4G services based on the LTE FDD technology on April 3, 2018. In addition, our parent company, CMCC, has been approved by the MIIT to provide 4G services on frequency bands initially allocated to 2G and 3G services until December 31, 2023. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum upon the expiry of such approval. Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “— Our future network capacity growth may be constrained by the frequency spectrum available to us.” Moreover, in December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for its 5G system in the mainland of China. The MIIT allocated the frequency bands of 4900-4960MHz, 3400-3500MHz and 3500-3600MHz to China Broadcasting and the respective parent companies of China Telecom and China Unicom, respectively, for their own 5G programs. In November 2019, the MIIT allocated the frequency bands of 3300-3400MHz to China Broadcasting and the respective parent companies of China Telecom and China Unicom for their joint use in indoor 5G coverage. In April 2020, the MIIT re-designated the 700MHz frequency band, which China Broadcasting had been using for radio and television broadcasting, for mobile communication purposes, thus allowing China Broadcasting to use such frequency band for its 5G program. Our cooperation with China Broadcasting requires collaboration between both parties in various aspects and is therefore subject to uncertainty. See “— We may encounter difficulties and challenges in the commercialization of 5G technologies.”

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

Our wireless data traffic business has experienced continuous growth in recent years. The continued substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure, which we expect to make continuous investments to improve. Moreover, our increased efforts to facilitate the commercialization of 5G technologies and services require investment in the construction of relevant network infrastructure. As a result, we made, and will continue to make, substantial investments in the construction of our network infrastructure to carry the increasing data traffic in the new generation of technology. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of RMB180.6 billion in 2020, which was spent primarily to build a high-quality 5G network, better the deployment of cloud resources, promote cloud-based network transformation, build up transmission capability and boost IT support. We expect to incur capital expenditures of approximately RMB183.6 billion in 2021. Capital expenditure in 2021 will serve a variety of purposes, including the continued build-out and enhancement of our 5G network, the construction of cloud-based infrastructure, support for the all-rounded development of the “four growth engines” and enhancements to smart operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our expected capital expenditures. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.

We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.

Communications fraud in the mainland of China poses a risk to our business. As we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Notice on Advancing Key Tasks in Preventing Telecommunications Fraud in 2019 issued by the MIIT on May 9, 2019, the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network released on October 21, 2019 and the Notice of the Ministry of Industry and Information Technology on Strengthening the Management of Call Center Business issued by the MIIT on June 8, 2020. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company — Business Overview — Sales and Customer Services — Service Quality.” However, we cannot and do not screen all of the information distributed through our network or websites. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

Our business may be materially and adversely affected by the COVID-19 outbreak or future epidemics or pandemics.

COVID-19, a disease caused by a novel strain of coronavirus, has spread globally, and the World Health Organization declared the outbreak of COVID-19 a pandemic on March 13, 2020. While still evolving, COVID-19 pandemic has caused significant economic and financial disruptions around the world. At this time, it is not possible to estimate how long it will take to halt the spread of the virus or the longer-term effects that COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 pandemic and the actions taken to contain or address its impact. We are continuing to monitor the spread of COVID-19 and related risks.

Due to the outbreak of COVID-19, the PRC government implemented a number of control measures. The COVID-19 pandemic has significantly disrupted China’s economy in the first quarter of 2020. Although China’s economy has experienced recovery since then, it may continue to face challenges due to the spread of the pandemic, risks associated with further local outbreaks and imported cases and heightened volatility and uncertainties in the global economy, and there remains uncertainty on how soon or whether economic activities in China will rebound to the level prior to the COVID-19 pandemic.

The global impact of COVID-19 pandemic has been rapidly evolving and, as the pandemic has spread globally, many countries have instituted quarantines, restrictions on travel, “social distancing” rules, restrictions on “nonessential” business, and/or halt on construction projects. The outbreak of COVID-19 pandemic has severely impacted global economic activities and caused significant volatility and negative pressure in the financial markets.

The COVID-19 outbreak and other public health crisis or actions taken to mitigate such crisis could materially and adversely affect our business, financial condition and results of operations. The adverse impacts may include declining demand for our products and services, increased costs incurred to maintain networks and ensure service continuity and staff safety, temporary closures of certain sales outlets, disruptions or restrictions on the delivery of services or supplies, and other limitations on our business activities.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations. See “ — Risks Relating to the mainland of China — An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We face risks relating to our acquisitions, investments and specialized subsidiaries.

We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, China Tower, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation, China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, ShiJinShi Credit Information Services Co., Ltd., or ShiJinShi, our joint venture with China Merchants Group, Beijing Channelsoft Technology Co., Ltd., or ChannelSoft, Xiaomi Corporation, or Xiaomi, Beijing Haitian Ruisheng Science Technology Co., Ltd., Beijing Kingsoft Office Software, Inc., or Kingsoft office, Xinjiang Digital Corps Information Industry Development Co., Ltd., Fujian Heyi Health Technology Development Co., Ltd., and our acquisitions of business and assets of China Tietong Telecommunications Corporation, or China Tietong. See “Item 4. Information on the Company — Business Overview — Investments and Acquisitions.” In the future, we may pursue additional acquisitions or otherwise make new investments in other business areas as such opportunities arise.

Furthermore, we have established certain subsidiaries to carry out specialized operations, such as China Mobile Financial Technology Company Limited, or China Mobile FinTech, China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile IoT Company Limited, China Mobile Online Services Co., Ltd., China Mobile (Suzhou) Software Technology Co., Ltd., China Mobile (Hangzhou) Information Technology Company Limited, MIGU Co., Ltd., or MIGU, China Mobile Internet Company Limited, China Mobile Investment Holdings Co., Ltd., or CMI Holdings and China Mobile Group Finance Co., Ltd., or China Mobile Finance. We expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses in accordance with our business development strategies.

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, results of operations and the market prices of our securities.

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

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements, which could cause the market prices of our securities to decline significantly. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

Some employee misconduct, including misconduct by senior management, may not be detected or prevented in a timely manner, and such misconduct may damage our reputation and cause the trading price of our securities to decrease significantly.

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

As described above, we have taken various measures to prevent employee misconduct. We cannot assure you, however, that all misconducts or allegations of misconduct by our management and staff can be detected or prevented in a timely manner. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be severely harmed, and the trading price of our securities could decrease significantly.

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

As of March 31, 2021, CMCC indirectly owned approximately 72.72% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.

The interests of CMCC as our ultimate controlling person may conflict with the interests of our minority shareholders. In particular, CMCC may take actions with respect to our business that may not be in our other shareholders’ best interest.

In addition, CMCC provides our operating subsidiaries in the mainland of China with services that are necessary for our business activities. See “Item 5. Operating and Financial Review and Prospects — Overview of Our Operations — Our Operating Arrangements with CMCC Have Affected and May Continue to Affect Our Financial Results.” Furthermore, we operate our 3G, 4G and 5G businesses pursuant to arrangements with CMCC, which was granted licenses by the PRC government to operate a 3G business based on TD-SCDMA technology, a 4G business based on TD-LTE technology and LTE FDD technology and a 5G business based on allocated frequency bands. The interests of CMCC as the provider of these services to our operating subsidiaries in the mainland of China may conflict with the interests of us or our other shareholders.

Our future network capacity growth may be constrained by the frequency spectrum available to us.

Mobile network capacity is to a certain extent limited by the amount of frequency spectrum available for its use. Since the MIIT controls the allocation of frequency spectrum to mobile operators in the mainland of China, the capacity of our mobile network is limited by the amount of spectrum that the MIIT allocates to our parent company, CMCC. For our Global System for Mobile Communications, or GSM, network, the MIIT has allocated to CMCC a total of 40x2 MHz of spectrum in the 900 MHz and 1800 MHz frequency bands to be used nationwide for transmission and reception. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 30 MHz of spectrum to be used for nationwide coverage. In connection with our 4G business, CMCC has been approved by the MIIT to provide 4G services on frequency bands initially allocated to 2G and 3G services until December 31, 2023. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum upon the expiry of such approval. In addition, the refarming process could lead to discontinuation in certain services and affect customer experience, which may adversely affect our business and reputation. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in the mainland of China. Additionally, the frequency bands that we are permitted to use for 5G services may also constrain the development of our 5G network. See “ — We may encounter difficulties and challenges in the commercialization of 5G technologies.” Furthermore, part of the frequencies initially allocated to our 4G services are expected to be reallocated to our 5G services and we cannot assure you that our existing 4G services will not be negatively interfered during such process.

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

China Tower was established in July 2014 by China Mobile Communication Co., Ltd., or CMC, our wholly-owned subsidiary, China Telecom and CUCL, a wholly-owned subsidiary of China Unicom and as of March 31, 2021, we indirectly owned approximately 28% equity interest in China Tower through CMC. The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. In order to achieve such purpose, on October 14, 2015, CMC entered into a transaction agreement on transfer of its then-owned telecommunications towers and related assets to China Tower. CMC entered into the Commercial Pricing Agreement, or the Lease Agreement on July 8, 2016 and a supplemental agreement on January 31, 2018 to lease from China Tower telecommunications towers and related assets. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Telecommunications Towers and Related Assets Lease Arrangement.”

Our cooperation with China Tower has been benefiting us since its establishment and is expected to continue to run smoothly. However, as we do not own a majority interest of, or otherwise control, China Tower, China Tower may not always act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, particularly our plan to expand our 4G and 5G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets. Additionally, since it is expected that none of us, China Telecom or China Unicom will construct any telecommunications tower after the establishment of China Tower, our business will rely on these telecommunications towers usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. In particular, the Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may be materially and adversely affected. Moreover, establishment of China Tower may enable our competitors to expand their 4G and 5G networks and businesses at a faster pace, which may, in turn, reduce our competitiveness and market share. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations as well as our financial condition and results of operations.

We rely on our relationship with China Broadcasting to develop and use 5G network.

In May 2020, we announced that CMCC, our parent company, entered into a collaborative framework agreement in relation to 5G co-construction and sharing with China Broadcasting. Pursuant to this collaborative framework agreement, CMC, our wholly-owned subsidiary, on behalf of its 31 provincial subsidiaries, entered into four specific collaboration agreements with China Broadcasting on January 26, 2021. Please see “Item 4. Information on the Company – Business Overview — 5G Co-construction and Sharing Agreements” for further information.

We believe that, through such cooperation with China Broadcasting, parties can leverage their advantages in areas such as 5G technologies and spectrum resources to intensively and efficiently achieve 5G network coverage. However, there is no guarantee that we will be able to fully achieve the intended benefit of such cooperation. If our cooperation with China Broadcasting is terminated or the implementation of such cooperation is not as agreed under the relevant collaboration agreements, we may not be able to construct 5G network infrastructure as currently planned and achieve network coverage as planned or as efficiently, which could materially and adversely affect our business operations as well as our financial condition and results of operations.

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

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019 with the SEC, and our conflict minerals report for the year ended December 31, 2020 is due May 31, 2021. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.

We enjoy certain preferential tax policies in the mainland of China; any adverse change of such tax policies in the future may have an adverse effect on our cash flows and results of operations.

According to the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Deepening the Value-added Tax Reform Policy (Announcement No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs in 2019), from April 1, 2019 to December 31, 2021, taxpayers in the producer and consumer services sectors in the mainland of China, including us, are allowed to deduct tax payable by adding 10% to the current deductible input tax. However, this policy may be cancelled when it expires on December 31, 2021, and in that case we will cease to benefit from this preferential tax treatment.

Applicable preferential tax policies including the above have had a positive effect on our profitability. Any adverse change of such tax policies in the future may have an adverse effect on our cash flows and results of operations.

Risks Relating to the Telecommunications Industry in the mainland of China

We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition and could negatively affect our cost structure, profit margin and market share. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. Furthermore, since 2015, the PRC government announced a number of policies on network speed upgrade and tariff reduction, and we introduced, and will continue to introduce, corresponding measures. See “Item 4. Information on the Company — Business Overview — Tariffs.” The PRC government may announce additional tariff reduction policies in the future, and we cannot predict to what extent we may be required to further reduce tariffs. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “ — Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Additionally, following pilot mobile number portability programs in Tianjin, Hubei, Jiangxi, Yunnan and Hainan, the PRC government announced in March 2019 a directive to implement mobile number portability programs in the mainland of China by the end of 2019. In November 2019, the PRC government announced the official implementation of such programs nationwide. As a result, the competition among telecommunication operators may further intensify. In response, we may offer more tariff promotions to attract and retain customers. As a result of such intensified competition, our results of operations, profitability and market share may suffer. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in the mainland of China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations. Although we expect that the telecommunications law will positively affect the overall development of the telecommunications industry in the mainland of China, we do not fully know what will be its nature and scope. The telecommunications law and other new telecommunications regulations or rules may contain provisions that could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017, sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, the protection of personal information, and the supervision and administration of cyber security in the mainland of China. See “Item 4. Information on the Company — Business Overview — Regulation — Cyber Security.” These requirements could increase our costs of compliance. Given the implementation of Cyber Security Law is at an early stage and may be subject to uncertainties in interpretations and enforcement, we are unable to determine its impact on our business. In furtherance of the Cyber Security Law, the PRC government also published “Information Security Technology — Personal Information Security Specification” in May 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, “Identification Methods for Illegal Collection and Use of Personal Information by Apps” in December 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications, “Cybersecurity Review Measures” in April 2020, providing for the scope and procedures of cybersecurity review and “Guiding Opinions on Implementation the Multi-Level Protection System for Network Security and Critical Information Infrastructure Security Protection System” in September 2020, requiring critical information infrastructure operators to carry out security construction and evaluation in accordance with multi-level network security protection standards. Although we have taken and will continue to take measures to comply with the Cyber Security Law, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the Cyber Security Law and the relevant regulations and policies, could result in additional cost and liability to us, damage our reputation and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the Cyber Security Law and relevant regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Under the Telecommunications Regulations, telecommunications operators in the mainland of China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the MOF, and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in the mainland of China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China.” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. As of December 31, 2020, we had provided broadband access to around 52,000 villages by administrative division under the universal service program. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the telecommunications and technology sectors in particular.

Our share price has been subject to significant volatility, due in part to highly volatile securities markets, particularly for publicly traded shares of telecommunications companies, as well as variations in our sales and profit from operations. Factors other than our results of operations that may affect our share price include, among other things, overall market conditions and performance, market expectations of our performance, projected growth in the mobile market in the mainland of China and changes in our brand value. In addition, our share price may be affected by factors such as the level of business activity or perceived growth (or the lack thereof) in the telecommunications market in general, the performance of other telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, announcements by and information released by governmental entities or other regulators, and new technologies, products and services. For example, the trading prices of our ADSs and ordinary shares experienced significant fluctuations following (i) the issuance of Executive Order 13959 by the President of the United States on November 12, 2020 to prohibit certain transactions by U.S. persons and (ii) the announcements by the New York Stock Exchange in January 2021 in relation to the delisting proceedings of our ADSs. See “ — Risks Relating to Our Business —Transactions in and holdings of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.” for further information.

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

Risks Relating to the mainland of China

An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct most of our business and generate substantially all of our revenues in the mainland of China. As a result, economic, political and legal developments in the mainland of China have a significant effect on our financial condition and results of operations, as well as our future prospects. While the mainland of China has been one of the world’s fastest growing economies in recent years, its real gross domestic product, or GDP, growth rate declined from approximately 7.7% in 2012 to 2.3% in 2020. Because of the domestic and international challenges China faces from time to time, its GDP growth rate may further decline. For example, the COVID-19 pandemic could cause a global recession and a significant slowdown in the economic development in many countries including China and even long-term economic depression. The global economy may continue to deteriorate in the future and as China is increasingly connected with the rest of the world, any slowdown or decline of global economy could adversely impact China’s economy in various respects, including reduced exports, decreased consumer spending, higher unemployment levels, lower business confidence and continued volatility of financial markets. Additionally, despite the phase one trade deal reached between China and the United States amid the trade disputes between the two countries, there is no assurance that the trade disputes between China and the United States will be fully resolved in the near future or new trade frictions between China and other countries will not emerge in the future, which could in turn harm China’s economic growth. A deterioration in the business environment of the mainland of China as a result of the slowdown in economic growth could reduce business activities and demand for our services and products, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows.

We receive substantially all of our revenues, and our financial statements are presented, in Renminbi. The value of the Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. Furthermore, the Renminbi currently is not a freely convertible currency. Under the “capital account,” which includes, among others, foreign direct investment, the prior approval of the State Administration of Foreign Exchange should be obtained prior to conversion of Renminbi into foreign currency. On the other hand, under the “current account,” which includes trade, payment of dividends and service-related foreign currency transactions, the Renminbi is currently freely convertible. The ability of our operating subsidiaries in the mainland of China to satisfy their foreign exchange obligations, pay dividends to us, and obtain foreign exchange through equity financing, including by means of capital contributions from us, depends on the foregoing foreign exchange control regulations in the mainland of China.

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

The PRC legal system contains uncertainties which could limit the legal protections available to our shareholders and us.

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

Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks or other hostile acts, health hazards, among others, which are beyond our control. Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. For example, several natural disasters have struck the mainland of China in recent years. Our network equipment, including our base stations, in the affected areas sustained extensive damages in some of these natural disasters, leading to service stoppage and other disruptions in our operations in those areas. We are unable to predict the effect, if any, that any future natural disasters or other similar events may have on our business. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. These events could also damage the infrastructure of the suppliers, vendors and service providers that provide us with the equipment and services we need to operate our business and provide products to our customers. Any future natural disasters or other similar events may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, such natural disasters and other similar events may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or other similar events in China may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in the mainland of China may also be limited.

Substantially all of our assets and our subsidiaries are located in the mainland of China. In addition, most of our directors and officers reside within the mainland of China, and substantially all of the assets of our directors and officers are located within the mainland of China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the mainland of China upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, the mainland of China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

As a result, recognition and enforcement in the mainland of China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any of the other jurisdictions mentioned above, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the mainland of China.

Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections, which could ultimately lead to the termination of the trading in our ADSs in the United States.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about the issues highlighted in their previous joint statement. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting, among other things, the PCAOB’s continued inability to inspect audit work and practices of accounting firms in the mainland of China with respect to their audit work of U.S. reporting companies. As a result of the issues highlighted in these joint statements, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

As part of a continued regulatory focus in the United States on this issue, on June 4, 2020, the President of the United States issued a memorandum ordering the President’s Working Group on Financial Markets, or the President’s Working Group, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the President’s Working Group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, with respect to companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s Working Group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, giving the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s Working Group, and that the SEC was soliciting public comment and information with respect to the development of these proposals. Any resulting actions, proceedings or new rules from these recommendations could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our Company, and may have a material and adverse impact on the trading of the securities of such issuers, including us.

Furthermore, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosure in their SEC filings. In addition, if the auditor of a U.S.-listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the New York Stock Exchange, on OTC markets in the U.S. or through any other method within the SEC’s jurisdiction to regulate. On March 24, 2021, the SEC issued the Interim Final Rule on HFCA Act Disclosure and requested comments until May 5, 2021. The Interim Final Rule would add Item 16I (Disclosure Regarding Foreign Jurisdictions that Prevent Inspections) in Form 20-F, which requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. Once a foreign issuer is identified by the SEC as having a non-inspection year, such foreign issuer will be required to comply with Item 16I in Form 20-F in its annual report for each fiscal year in which it is identified. The SEC plans to separately address implementation of the trading prohibitions in the HFCA Act in a future notice and comment process. While we understand that there has been dialogue among the China Securities Regulatory Commission, or the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators.

As of the date of this annual report, we have not been identified by the SEC as having a non-inspection year. However, we cannot assure you that we will not be identified as such in the future. In addition, as a result of the enactment of the HFCA Act, trading of our ADSs in the United States may be effectively terminated if our auditor is not inspected by the PCAOB for three consecutive years. This could also result in our ADSs being delisted from the NYSE. Holders of our ADSs may convert the ADSs into our ordinary shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities.” for further information. The value and liquidity of our securities may therefore be materially and adversely affected.

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

We provide full communications services in all 31 provinces, autonomous regions and directly-administered municipalities in the mainland of China as well as in Hong Kong. Based on publicly available information, we are the leading provider of telecommunications and related services in the mainland of China and the largest provider of telecommunications and related services in the world as measured by the total number of mobile customers as of December 31, 2020. As of March 31, 2021, our total number of mobile customers reached approximately 940 million.

The History and Development of the Company

We were incorporated under the laws of Hong Kong on September 3, 1997 under the predecessor of the Companies Ordinance as a limited liability company under the name “China Telecom (Hong Kong) Limited.” We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and then to “China Mobile Limited” on May 29, 2006.

Our ordinary shares are listed on the Hong Kong Stock Exchange, and our ADSs, each currently representing the right to receive five ordinary shares, are listed on the New York Stock Exchange. On January 6, 2021, the New York Stock Exchange, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order 13959 signed by the President of the United States. On January 20, 2021, we filed a written request with the New York Stock Exchange for a review of its determination. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business –Transactions in and holdings of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.”

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

We carried out a series of acquisitions between 1998 and 2004, through which we acquired from CMCC, our parent company, mobile operations conducted by its other regional subsidiaries. As a result, we significantly expanded the geographical coverage of our operations to all 31 provinces, autonomous regions and directly-administered municipalities in the mainland of China.

In addition, we acquired all of the issued and outstanding shares of China Resources Peoples Telephone Company Limited (currently known as China Mobile Hong Kong Company Limited, or Hong Kong Mobile), a mobile services provider based in Hong Kong, in 2006. As a result, we expanded the geographical coverage of our operations to Hong Kong.

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed to additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2021, we held a 99.97% equity interest in China Mobile Device.

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

These acquisitions have significantly enlarged our customer base and expanded the geographical coverage and scope of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale. For a description of our recent investments and capital expenditures, see “ — Business Overview — Investments and Acquisitions” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

Industry Restructuring and Changes in Our Shareholding Structure

Prior to 1993, all public telecommunications networks and services in the mainland of China were controlled and operated by the former Ministry of Posts and Telecommunications through the former Directorate General of Telecommunications, provincial telecommunications administrations and their city and county level bureaus.

Between 1993 and 2008, the telecommunications industry of the mainland of China underwent significant reforms and restructuring that resulted in an improved competitive environment and enhanced regulation of the industry.

In March 2008, the MIIT was created as the industry regulator providing industry policy guidance and exercising regulatory authority over all telecommunications services providers in the mainland of China, including, among others, formulating and enforcing industry policy, standards and regulations, granting telecommunications licenses and permits, formulating interconnection and settlement standards for implementation between telecommunications networks, formulating tariff and service charge standards for certain telecommunications services together with other relevant regulatory authorities, supervising the operations of telecommunications services providers, promoting fair and orderly market competition among operators, and allocating and administering public telecommunications resources.

On May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the MOF jointly issued a joint announcement relating to the further reform of the telecommunications industry in the mainland of China, which led to a future restructuring of the then-existing telecommunications services providers. The restructuring resulted in the consolidation of the telecommunications industry in the mainland of China into three service providers: China Telecom, China Unicom and CMCC.

As a result of the industry restructuring in 2008 and early 2009, principal participants in the telecommunications industry in the mainland of China, other than China Tietong and us, also include China Telecom and China Unicom. China Telecom and China Unicom since then operate both mobile and fixed-line services. On November 27, 2015, CM Tietong, our wholly-owned subsidiary, entered into the Acquisition Agreement with China Tietong, pursuant to which CM Tietong has agreed to acquire Target Assets and Business. The acquisition was completed in December 2015.

On July 11, 2014, CMC entered into a promoters’ agreement with China Telecom and CUCL, a wholly-owned subsidiary of China Unicom, to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Telecom, China Unicom and CRHC as to 38%, 27.9%, 28.1% and 6%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. On January 31, 2018, the parties entered into a supplementary agreement to the Lease Agreement. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange, in August 2018, and as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2021, we indirectly owned approximately 28% equity interest in China Tower.

Organizational Structure

As of March 31, 2021, CMCC owned 72.72% equity interest in us through intermediate holding companies. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout the mainland of China and in Hong Kong. As of March 31, 2021, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile IoT Company Limited

• China Mobile Information Technology Company Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Company Limited

• MIGU Co., Ltd.	• China Mobile Internet Company Limited

• China Mobile Tietong Company Limited	• China Mobile Financial Technology Co., Ltd.

• China Mobile Investment Holdings Co., Ltd.	• China Mobile (Shanghai) ICT Co., Ltd

• China Mobile (Chengdu) ICT Co., Ltd.	• China Mobile E-Commerce Co., Ltd.

• China Mobile Xiong’an ICT Co., Ltd.	• China Mobile System Integration Co., Ltd. (formerly known as China Mobile Quantong System Integration Co., Ltd.)

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.

For detailed information about our group structure and significant subsidiaries, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and note 20 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

General Information

Our principal executive offices are located at 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong, China; telephone: 852-3121-8888. We also maintain a regional headquarters in each of our regional mobile companies in the mainland of China and Hong Kong. Our web site address is www.chinamobileltd.com. The information on our web site is not a part of this annual report on Form 20-F.

The United States Securities and Exchange Commission, or SEC, maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Business Overview

Over the past several years, we have achieved a number of technological improvements and upgrades to our core network, which has evolved into an integrated network that is capable of supporting transmissions in all of our services using different generations of mobile technologies. See “ — Mobile Networks” below. In addition, our acquisition from China Tietong of Target Assets and Businesses, has facilitated our transformation into a full-service operator offering both fixed-line and mobile services, enabling us to expand our customer base, increase our wireline broadband network capacity, coverage and efficiency through an integrated network and seize growth opportunities in the wireline broadband market. See “ — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure.”

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

Our Business Strategy

A new wave of technological revolution and industry transformation characterized by digitalization, networkization and intelligentization has emerged, integrating 5G, AI, IoT, cloud computing, big data, edge computing, blockchain and other next-generation information technologies into the economy, society and people’s livelihood. Every industry has embarked on digital transformation, presenting unprecedented opportunities in the blue-ocean digital economy.

We are now at an historic moment facing a new direction of development. In this context, we have given wider connotation to our “Powerhouse” strategy. We have come up with a clear “4x3” strategic core. First, we will speed up the “three changes,” which are the internal logic of our transformation. We are changing our business development from telecommunications services to information services, from the primarily “Customer” (To C) market to all four CHBN markets (namely, the “customer” market, the “home” market, the “business” market and the “new” market), and from being resource-driven to being innovation-driven. Second, we will facilitate “three trends”, which are our points of breakthrough and core areas of transformation. We are promoting online operations, intelligentization and cloudification to stimulate demand for information services and upgrade the industry landscape. Third, we will reinforce the “three approaches”, which are paths of our transformation. We are setting up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization. Fourth, we will strengthen the “three forces”, which are fuels supporting our transformation. We are building up an organization structure incorporating our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across operations. In light of the accelerated digital transformation of the economy and society, our strategy is to expedite the construction of information “highway” consisting of first-class new information infrastructure and operate information “high-speed train” by introducing innovative operating practices and exploring new use cases, products and business forms relating to information services.

“Customer” Market. We proactively made adjustments to our business strategy, shifting the emphasis from expanding our customer base to cultivating quality and value. We accelerated the development of a holistic product portfolio comprising data access, applications and customer benefits, and further integrated the operations of our three consumer brands– GoTone, M-zone and Easy Own. We also adopted an integrated marketing approach with a view to stimulating customer demand for 5G products by actively promoting 5G handsets, customer benefits, service packages and intelligent hardware, leveraging the distribution of 5G consumption vouchers. To boost sales of mobile devices, we introduced more financing options, including particulate loans and 5G gold coins, in addition to credit purchase. Driven by fast-growing 5G business and our marketing approach to integrating content and customer benefits, we have gradually solidified our position in the “Customer” market and our 5G business achieved robust growth. As of December 31, 2020, the number of 5G package customers reached 165 million, accounting for 17.5% of our mobile customer base. The number of average net additional customers per month exceeded 13.5 million. Post 5G migration, the average revenue per user per month, or ARPU, and the average handset data traffic per user per month of 5G package customers have increased by 6.0% and 23.7%, respectively, showing promising growth potential for the value of the 5G business.

“Home” Market. Leveraging our core gigabit broadband products, we focused on enhancing our broadband quality and strengthening the integrated development of broadband, hardware and applications to encourage customers to upgrade their plans. We promoted integrated development of “big screen” contents with other household applications, bolstered entry points for household information services and accelerated the formation of an ecosystem comprising cinemas, film distributors and vertical content providers. We focused on expanding our three main business lines, namely smart home network deployment, home security and smart remote controls, to enrich our smart home applications. By launching various initiatives to attract target customer groups, retain existing customers by segmentation, foster synergetic growth of TV services and promote smart home applications, the “Home” market demonstrated robust growth with a steady increase in customer value. As of December 31, 2020, the number of household broadband customers reached 192 million, with the number of average net additional customers per month exceeding 1.67 million. Our digital set-top box “Mobaihe” registered a total of 141 million customers as of December 31, 2020, with a net addition of 18.99 million and a continuous increase in penetration rate in 2020. Our customer numbers for smart home network deployment, home security and smart remote controls increased by 347%, 204% and 621% year-on-year, respectively. The revenues from household broadband and smart home application services increased by 18.6% and 25.7% year-on-year respectively, driving further growth in household broadband blended ARPU. Driven by the combination of bandwidth upgrades and the introduction of value-added applications, our household broadband blended ARPU reached RMB37.7, increased by 6.9% compared to 2019.

“Business” Market. We promoted the integrated development of network, cloud and DICT (data, information and communications technology) in key sectors including smart city, smart transportation and the Industrial Internet. We further expanded and optimized our products and solutions for our corporate business with a focus on customer demands, using a selective and dynamic approach to update what to include in our product portfolio. With an emphasis on innovation, we enhanced the quality of a range of basic products, such as dedicated lines, IDC (Internet Data Center), IoT (Internet of Things) and corporate short messages, to scale the growth of the corporate business. We built an industry-leading cloud business, developed more signature products and enhanced product quality. Public cloud offerings have become the driver for our customer base expansion and private cloud offerings the driver for revenue growth. The revenue and market share of our mobile cloud services both scaled up substantially. We also strove to pursue a market-leading position in 5G development. Focusing on key industries and business areas, we continued to build 5G application showcases and strove to promote scale conversion. We also developed standardized and dedicated 5G products. As a result, we maintained our leadership within the industry for driving 5G adoption across vertical sectors. In 2020, the number of our corporate customers reached 13.84 million, representing a net increase of 3.56 million.

“New” Market. We focused on four key areas, namely international business, equity investment, digital content and financial technology, using an innovative approach. In terms of the international business, we strove to minimize the negative impact of COVID-19 while expanding our international operations and business scale. Our international business maintained positive growth momentum, thanks to our continued efforts to strengthen key product capabilities such as cross-border cloud and network services and DICT. We upgraded our extensive global coverage comprising Information Highway (connectivity resources), Information Station (PoPs, Points of Presence) and Information Island (data centers), and deepened our collaborations with international telecommunications service providers. In terms of equity investment, we built up a professional capital management system that conforms to standards, leveraging the complementary strengths of direct investments and investment funds to create greater synergy and achieve higher impact. We focused on investing in a range of sectors, including information and communications infrastructure and technologies, cloud computing, artificial intelligence, information security and digital content, in order to further unleash the potential of our capital. In terms of digital content, we leveraged our position as a content synthesizer and producer to foster an industry-leading content ecosystem. As a result, we recorded rapid growth in the number of active users for a variety of businesses, including MIGU Video, cloud-based games and video connecting tones. With regard to financial technology, building on the and-Wallet brand, we rapidly expanded our business and achieved solid growth in terms of credit purchase, investment products and supply chain financing. We also made sound progress in research in the areas of super SIM card, digital identity applications and digital currency applications.

In terms of long-term strategy, we have put forward a new strategic vision: We will open up development space toward information services and focus on technological innovation to create competitive advantages. These moves will form part of our concerted efforts to achieve our goal of joining the league of the world’s first-class information service technology companies. At the same time, we will focus on “two facilitations and two integrations”: We will fully facilitate the construction of information infrastructure and facilitate the digitalized and intelligent transformation of the whole society. We will also make endeavors to accelerate the integration and innovation of various information technologies, and speed up the deep integration of information technology and the economy, society and people’s livelihood.

We will strive for making progress while maintaining stability, adopting our main line of development that promotes digitalized and intelligent transformation and achieves high-quality development. We will focus on our “4x3” strategic core and fully implement the “5G+” plan, taking solid steps toward becoming a world-class enterprise by building a dynamic “Powerhouse”. We will strive to achieve stable and healthy growth in telecommunications services revenue and net profit, creating higher value for our shareholders.

Customers and Usage

Our mobile customer base has decreased from approximately 950 million at the end of 2019 to approximately 942 million at the end of 2020. As of March 31, 2021, we had approximately 940 million mobile customers, including approximately 788 million 4G customers and approximately 189 million 5G package customers. The decrease in the total number of our mobile customers was due to a decrease in the number of customers holding more than one SIM card, which is in line with industry trend. Our total number of wireline broadband customers achieved a substantial growth from 187 million by the end of 2019 to 210 million by the end of 2020, and reached approximately 218 million as of March 31, 2021. Due to the increasing mobile penetration rate and intensified competition among telecommunications operators and from competitors in related industries, our overall mobile customer base may continue to decline or fail to grow as fast as it has over the past few years. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin.”

Our total voice usage was 3,032.4 billion minutes in 2020, representing a decrease by 6.0% from 2019. Our SMS usage totaled 958.3 billion messages in 2020, an increase by 12.9% from 2019. The decrease in our voice usage is mainly due to the substitution effect of Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet while the increase in our SMS usage primarily resulted from the development of SMS services for corporate customers.

Our total handset data traffic increased to 90.66 billion gigabytes in 2020, representing an increase of 37.6% from 2019. Our average handset data traffic per user per month reached 9,602 MB in 2020, representing an increase of 39.0% from 2019. The significant rise in our handset data traffic usage is primarily driven by our preferential tariff plans, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.

The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2018	2019	2020
Mobile Business
Customer base (in millions)	925.1	950.3	941.9
of which: 4G customer base (in millions)	712.7	758.0	775.3
of which: 5G package customer base (in millions)	—	2.55	165
Total voice usage (in billions of minutes)	3,485.2	3,224.8	3,032.4
Handset data traffic (in billions of gigabytes)	34.62	65.89	90.66
Average minutes of usage per user per month (minutes)(1)	320	287	267
Average handset data traffic per user per month (MB)(2)	3,725	6,909	9,602
Average revenue per user per month (RMB)(3)	53.1	49.1	47.4
Wireline Broadband Business
Customer base (in millions)	156.7	187.0	210.3
Average revenue per user per month (RMB)(4)	33.5	32.8	34.0
IoT Business
IoT smart connections (in millions)	551	884	873

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
(3)

Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2018, 2019 and 2020 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020, respectively.

(4)

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

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long-distance calls, international long-distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to a decline in total voice usage by 6.0% in 2020 from 2019, as a result of the substitution effect of Over The Top services and reduced voice tariff.

Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.

Data Business. Our data businesses include SMS and MMS, wireless data traffic services, wireline broadband services and applications and information services. In 2020, our data business revenue, which has become the primary driver for our revenue growth since 2016, increased by 5.7% from RMB565,025 million in 2019 to RMB597,010 million (US$91,496 million). As a percentage of revenue from telecommunications services, our data services revenue increased to 85.8% in 2020 from 83.8% in 2019.

SMS and MMS. SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage increased from 848.4 billion messages in 2019 to 958.3 billion messages in 2020, and our revenue generated from SMS and MMS increased from RMB28,648 million in 2019 to RMB29,485 million (US$4,519 million) in 2020 due to the increase of corporate SMS.

Wireless Data Traffic Services. Our wireless data traffic business primarily includes handset data traffic services. Revenue generated from our wireless data traffic business reached RMB385,679 million (US$59,108 million) in 2020, compared to RMB384,999 million in 2019, representing 55.5% of revenue from telecommunications services.

Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G, 4G or 5G networks via handsets. The growth in handset data traffic service in 2020 was primarily driven by our preferential tariff plans, continuous enrichment of data products, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing. Our handset data traffic reached 90.66 billion gigabytes in 2020, a significant increase from that of 65.89 billion gigabytes in 2019.

Wireline Broadband Services. Our wireline broadband business offers primarily the wireline broadband data traffic service, including household broadband services, corporate broadband services and Internet dedicated lines services. Revenue generated from our wireline broadband business increased to RMB80,808 million (US$12,384 million) in 2020, representing an increase by 17.4% from RMB68,835 million in 2019, and the average revenue per user per month increased from RMB32.8 in 2019 to RMB34.0 in 2020.

Applications and Information Services. Our applications and information services primarily include network resources services, mobile applications, home digital services, IoT, ICT, Mobile Cloud and big data. Revenue generated from our applications and information services reached RMB101,038 million (US$15,485 million) in 2020, compared to RMB82,543 million in 2019.

Our network resources services mainly include IDC services and voice and data dedicated line services. Our IDC services refer to our colocation, internet connection and other value-added services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers.

We closely monitor and follow the industry trend in our development of applications and information services, and have extended our business into various emerging areas, such as IoT, home digital services, mobile payment, digital contents and other services. We have established several specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU to focus on these areas. We also established centralized public IoT networks with 873 million IoT smart connections as of December 31, 2020. Our home digital services include high-definition video-on-demand services provided through Mobaihe set-top box, smart home network deployment, “and-Mu” family surveillance camera and IMS fixed line services. Subscribers to Mobaihe reached 141 million at the end of 2020, compared to 122 million at the end of 2019. We will continue to promote our digital services, explore new growth drivers, further advance the market-orientated innovation, so as to strengthen our position in the competitive digital landscape.

Please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” and “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” for more information about our service revenue.

Tariffs

Our tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant price regulatory authorities in the mainland of China. The MIIT has continued encouraging mobile operators in the mainland of China to implement the caller-party-pays regime, and mobile operators, including us, have been implementing the caller-party-pays regime. In particular, all of the new calling plan packages that we offer in the mainland of China are generally based on tariffs equivalent to the caller-party-pays regime. In May 2014, the PRC regulators further promulgated policies to permit mobile services providers to set the tariffs of all telecommunications services. Our international roaming usage charges are set in accordance with agreements with the relevant foreign mobile operators.

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

In addition, we took an orderly and balanced approach in reducing voice tariff. In August 2015, we cancelled the domestic long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Similarly, we extended the same tariff policies to the tariff zones of Sichuan Province and Chongqing Municipality in October 2016. In March 2018, the PRC government announced additional policy requirements relating to network speed upgrade and tariff reduction, including, among other things, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband and Internet dedicated line services, to cancel domestic data “roaming” charges, namely, to unify the charges for data consumed within and outside of the province of the customers’ residence, and to reduce handset data traffic tariff by at least 30% in the year of 2018. Accordingly, we launched a number of preferential tariff plans, including large data packages, for our mobile data services, household broadband services, dedicated line services and international roaming services in 2018. Starting from July 1, 2018, we no longer charge tariffs for domestic data roaming. Additionally, as a result of our efforts in cooperation with overseas telecommunications operators, our international roaming tariffs further decreased in 2018. In March 2019, the PRC government in its 2019 work report introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs in the mainland of China by the end of 2019. The PRC government further required (i) in its 2020 work report, a 15% reduction in the average broadband and dedicated line tariff and (ii) in its 2021 work report, a 10% reduction in the average broadband and dedicated line tariff for small and medium enterprises. We may be required to further adjust our tariff under the “speed upgrade and tariff reduction” policy or implement other similar policies to be issued by the PRC government in the future. We will implement these state policies while striving to further integrate our businesses and promote product innovation.

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

The MIIT has made adjustments to the public telecommunications network interconnection settlement standards of basic telecommunications operators in the mainland of China. With effect from January 1, 2014, when mobile users of China Telecom and China Unicom in the mainland of China and our mobile users in the mainland of China (excluding TD-SCDMA users with specified prefix numbers of 157 and 188) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. With effect from July 1, 2020, when mobile users of China Telecom and China Unicom in the mainland of China and our TD-SCDMA users with specified prefix numbers of 157 and 188 make calls to each other, the settlement charges payable by us to China Telecom and China Unicom were adjusted from RMB0.012/minute to RMB0.06/minute while the settlement charges payable by China Telecom and China Unicom to us remained at RMB0.06/minute. When users of different basic telecommunications operators in the mainland of China send SMS or MMS to each other, the settlement charges for SMS were adjusted from RMB0.03/message to RMB0.01/message, and the settlement charges for MMS were adjusted from RMB0.10/message to RMB0.05/message.

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

Research and Development

Our research and development, or R&D, functions are undertaken jointly by our research institute, our research centers in different cities and other relevant business units. The responsibilities of our research institute include defining our network and technology evolution roadmap, supporting the operation of existing networks and services, engaging in international standard setting activities and defining corporate specifications, leading the development and field testing of new products and services, procurement testing and certification of network devices, mobile terminals and information technology systems. In 2018, we set up three industrial research institutes in Chengdu, Shanghai and Xiong’an New Area, respectively, to explore collaboration opportunities with various participants in other industries, including finance, healthcare, transportation and smart city, among others, enhance our research capabilities and competitiveness in the vertical industries. In 2020, we set up additional R&D institutions in Jiangsu, Zhejiang and Guangdong and sped up the development of our smart mid-end platform.

In 2020, our main R&D efforts were focused on a number of aspects:

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

Promoting network transformation and the convergence of cloud and network. We formulated various strategies, including the integration of 5G and NFV/SDN, that laid the foundation for the commercialization of cloud-based networks. We also stepped up our efforts in the research of key technologies and tested certain self-developed compilers to meet requirements for pre-commercial use and integrated software into over 56,000 servers for the commercialization of cloud-based network. In addition, we contributed 2.5 million lines of code to the 7th version of ONAP, an open network automation platform.

Building technological capabilities in artificial intelligence, IoT, cloud computing, big data and edge computing. (i) We launched our in-house R&D platform for artificial intelligence, which, together with our centralized big data platform, nurtures artificial intelligence capabilities in 30 key areas, including network intelligence and industrial quality inspection. (ii) We enhanced the value-added service capabilities of the IoT OneNET platform and supported the implementation of more than 10 industry projects. We promoted independent research and development of IoT chips and reduced the unit cost of self-developed eSIM chips by 13.3%. In addition, we have developed a proprietary IoT operating system based on an open source kernel. (iii) We formulated strategies for edge computing technologies and commenced trial operation for a proprietary cloud-based edge computing platform. (iv) We stepped up our research in 5G-related security and took a lead in the formulation of China’s first 5G security industry standard. (v) We made progress in certain key technologies, such as industrial quality inspection, smart medical consultation, smart farming and high-precision positioning.

Sales and Customer Services

We continue to optimize our customer service system that separate front- and back-line services and have established sales and services channels tailored to the needs of customers by providing electronic and mobile Internet channels.

Sales Channels. We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. Our proprietary sales outlets, in addition to providing retail sales and network connection services, also offer differentiated services to customers, including, among others, billing information and payment collection, services consultation and sale of terminals. Most of our proprietary sales outlets provide training and service demonstrations to retail outlets, which, in turn, offer our services to customers according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Our electronic channels offer services including, among others, subscription of voice value-added services and data business, change of tariff plans, credit loading for pre-paid services, sales of SIM cards and terminals and redemption of “Customer Reward” points. In addition, we are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within the mainland of China to showcase our services and products, particularly our data services, and to facilitate certain sales and marketing activities. In addition, we have undertaken further transformation of our marketing channels and rendered more traditional services via intelligent, Internet-based channels. We have also launched experiential and interactive marketing and services at some of our physical retail outlets in effort to transition to the “new retail” model.

Market Segmentation Strategy. As customers’ demands for mobile telecommunications become more varied and complex, we have conducted research on market segmentation and have launched products which cater to the specific needs of different customer groups to increase awareness of our brand and products and maintain our customer base. Our marketing efforts focus on retaining middle-to-high-end customers. We have developed products, service packages and advertising and distribution channels unique to certain groups of customers, such as corporate customers and customers in the rural areas. With respect to corporate customers, we have focused on key services such as voice and data dedicated lines and IDC services, built a network-wide coordinated sales system targeting major corporate customers and have developed product series targeting corporate customers in key industries, such as public administration, finance, transportation, education, healthcare and agriculture. In terms of customers in the rural areas, in order to lower the barrier of using mobile phones, we have encouraged handset producers to introduce inexpensive handsets with moderate functions. We have also upgraded the three popular brands of “GoTone,” “M-zone” and “Easy Own” by providing new customer benefits, content and services.

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

Customer Services. Our customer support service centers offer 24-hour staff-answering and automatic-answering service hotlines in the mainland of China, dealing with customer enquiries regarding services and billing, as well as handling customer complaints. In 2018, we established a customer services department to coordinate our customer services efforts.

In 2020, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and data services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to block spam SMS and malicious software for our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2020.

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

The outbreak of COVID-19 in 2020 caught everyone off guard. In response, we made full use of 5G, cloud computing, big data and other information and communications technologies in the fight against COVID-19. We secured the lifelines of communications, service and support, contributing to the resumption of work, production and schooling, and helping society return to normal. Immediately after the outbreak, we activated a top-level emergency response to ensure a stable and reliable network for more than 3,000 major hospitals, over 1,000 major disease control centers and over 5,000 government organizations across the country. We provided free mobile services to nearly one million COVID-19 prevention and control personnel and medical staff who were our customers but had fallen behind with their payments. We introduced more than 10 feature services including innovative cloud meetings, online learning and livestreaming to the general public. We took proactive measures to prevent and control the spread of COVID-19 in our daily operations and care for our employees while encouraging them to pay attention to customers’ needs. These solid actions helped us protect the lives and well-being of our customers and employees.

In addition, our innovative “Network+” poverty alleviation model based on the “1+3+X” framework has helped a total of 1.08 million people in 13 counties, 12 townships and 1,786 villages rise above the poverty line. We launched various charity campaigns, such as the “Blue Dream” education project, which has provided professional training for more than a cumulative 128,000 primary and secondary school headmasters in rural villages in the Midwest of China. Meanwhile, the “Heart Caring” campaign has saved the lives of 6,574 children with congenital heart disease. We played our part in pollution control, energy saving and emissions reduction to promote green development. The implementation of our “Green Action Plan” continued to help us reduce our carbon footprint. The overall energy consumption per unit of telecommunications business has dropped by 17.6%, moving us closer to our goal of peaking carbon emissions and reaching carbon-neutral operations.

Terminals

Our 4G services based on TD-LTE technology have been developing rapidly, and the quality and value of TD-LTE models continue to improve. Since launching our TD-LTE services, we have focused on the development of multi-mode, multi-band terminals, low-cost TD-LTE terminals and terminals with new technology, as well as self-branded terminals. In 2020, we developed products including set-top boxes, intelligent gateways, intelligent routers and smart cameras and actively developed 5G products such as 5G live broadcast all-in-one machines and 5G medical gateways. In 2021, we will continue to develop 5G devices for the “customer” market and the “business” market, explore new 5G applications and content to bolster our 5G service capabilities and develop smart IoT devices for the “home” market.

Information Systems

Our information systems primarily consist of a network management system, a business support system and a management information system. The network management system collects and processes the operating data from each network, and manages, supervises and controls our networks for safe and efficient operation. The business support system provides day-to-day operational support to each business unit, and is a unified and comprehensive system that enables the sharing of information resources. This system standardizes and integrates each of our sales, billing, settlement and customer service databases in a centralized and orderly manner. The management information system collects and processes our management information and provides support to our management personnel. In addition, this system has computerized and automated our management in finance, inventory, procurement and human resources. Furthermore, we have an internal communications network, which consists of our office automation system, our internal computer network, video conference system, telephone system and others, the combination of which supports our internal communications.

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

Trademark

We hold rights to various trademarks and other intellectual property rights necessary to conduct our business. We actively pursue the filing and registration of trademarks within the mainland of China and abroad.

We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout the mainland of China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. In December 2017, we entered into a trademark license agreement, or the 2018 Trademark License Agreement, to replace the trademark license agreement that we entered into on January 1, 2013, or the 2013 Trademark License Agreement. Under the 2018 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in the mainland of China and Hong Kong. The term of the 2018 Trademark License Agreement is five years, effective from January 1, 2018 and expiring on December 31, 2022. No license fee is payable by us to CMCC during the term of the 2018 Trademark License Agreement.

In 2013, we unveiled our new corporate logo. The new logo has been registered as a trademark in the mainland of China, Hong Kong, Macau, Taiwan, Brazil, Brunei, Canada, Chile, Indonesia, Malaysia, Nigeria, United Arab Emirates, Pakistan, Peru, Saudi Arabia, South Africa, Sri Lanka and Yemen, and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in 47 countries. In addition, individual applications have been filed in two countries.

Mobile Networks

We offer mobile services using the GSM standard, or the 2G standard, the TD-SCDMA standard, or the 3G standard, the TD-LTE standard, or the 4G standard, the LTE FDD standard, and 3GPP R15 standard, or the 5G standard.

The GSM standard is a pan-European mobile system based on digital transmission and mobile network architecture with roaming capabilities. Each of our GSM networks consists of base stations, base station controllers, mobile switching centers, transmission lines and software applications. We intend to use our GSM network to primarily carry voice usage and certain data traffic from mobile phones. Our GSM networks reach virtually all cities and counties and major roads and highways, as well as a substantial part of rural areas, throughout the mainland of China and, through the network of Hong Kong Mobile, a substantial part of Hong Kong. We operate our 3G business based on an Internet Protocol based core network that is shared by our 2G, 3G, 4G and 5G services as well as the TD-SCDMA network capacity leased from CMCC. TD-LTE is one of two models of LTE and a standard for the evolution of TD-SCDMA technology. We use the TD-LTE network to primarily carry high-bandwidth and high-quality wireless broadband businesses. Furthermore, we continue to grow our content delivery network to cover more areas and expand NB-IoT to achieve end-to-end scale commercial use. On April 3, 2018, the MIIT granted to CMCC permission to operate a LTE FDD business through us. As of March 31, 2021, the number of our 4G customers had reached approximately 788 million.

In addition, we have been providing 4G services in Hong Kong since 2012 with the LTE FDD and TD-LTE bandwidths we previously obtained from the Office of the Telecommunications Authority of Hong Kong.

We have been providing 5G services since November 2019. We have built over 390,000 5G base stations covering all prefecture-level cities, selected counties and key areas in China by the end of 2020. By doing so, we were able to meet network capacity needs during the initial phase of 5G commercialization. We have also promoted the maturity of SA products and industry development. As of March 31, 2021, the number of our 5G package customers had reached approximately 189 million.

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

Since July 2017, spectrum usage fees were no longer charged based on different generations of telecommunications but on the particular frequency bands used. Meanwhile, the NDRC and the MOF adjusted the fees charged for each frequency band. The annual rate for frequency band below 960 MHz was reduced from RMB17 million to RMB16 million per MHz while the annual rate for 960 MHz to 2,300 MHz frequency bands was reduced from RMB15 million to RMB14 million per MHz. Additionally, the annual rate for frequency bands above 2,300 MHz was adjusted from RMB12 million to RMB8 million per MHz. No spectrum usage fee was incurred in 2020 for the frequency bands allocated to 5G services.

Our network expansion and optimization plans depend to a large extent upon the availability of sufficient spectrum. In December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for the trial of its 5G system in the mainland of China. We currently provide 5G services on these frequency bands. As directed by the MIIT, China Telecom and China Unicom have ceased to use certain frequency bands that overlap with those allocated to CMCC for its 5G system. For our GSM network, the MIIT has allocated to CMCC a total of 40x2 MHz of spectrum in the 900 MHz and 1,800 MHz frequency bands to be used nationwide for transmission and reception. In connection with our 3G business, the MIIT has allocated to CMCC, in various frequency bands, a total of 30 MHz of spectrum to be used for nationwide coverage. In connection with our 4G business, CMCC has been approved by MIIT to refarm the frequency bands initially allocated to 2G and 3G services to 4G services. Under the existing agreement between CMCC and us, we have the right to use CMCC’s allocated frequency spectrum in the mainland of China.

Transmission Infrastructure. The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2020, the bandwidth of our backbone network has expanded by over 40% as compared to December 31, 2019.

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

Base Stations. In urban areas, our base stations are located mostly on existing structures, typically at the top of tall buildings. In rural areas, masts or towers are often constructed for locating base stations. In 2020, we focused on constructing 4G and 5G base stations and put in use 185,000 additional 4G base stations and 340,000 additional 5G base stations, increasing the total number of stations to 5.1 million.

Equipment Suppliers. We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2020, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, FiberHome, Ericsson and Nokia.

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

5G Co-construction and Sharing Agreements

In May 2020, we announced that CMCC, our parent company, entered into a collaborative framework agreement in relation to 5G co-construction and sharing (the “5G Collaborative Framework Agreement”) with China Broadcasting. Pursuant to the 5G Collaborative Framework Agreement, CMC, our wholly-owned subsidiary, on behalf of its 31 provincial subsidiaries, entered into four specific collaboration agreements with China Broadcasting on January 26, 2021. The duration of collaboration under all four specific collaboration agreements shall be from the date of entering into the agreements to December, 31 2031, divided into the Phase One Collaboration Period and the Phase Two Collaboration Period. The Phase One Collaboration Period refers to the period from the date of entering into the agreements to December 31, 2021 and the Phase Two Collaboration Period refers to the period from January 1, 2022 to December 31, 2031. The terms of the four specific collaboration agreements are summarized as follows.

5G Network Co-Construction and Sharing Collaboration Agreement

The parties shall jointly construct the 700MHz Wireless Network, whereas CMC shall share with China Broadcasting on a paid basis the 2.6GHz Network.

The parties shall jointly invest in the establishment, expansion of capacity as well as upgrade and renovation of the 700MHz wireless network at a ratio of 1:1. The parties shall enjoy ownership in the 700MHz wireless network (including but not limited to base stations, antennas and essential wireless ancillary equipment) as an indivisible integral asset at a ratio of 1:1. The parties shall both have the right to fully use the 700MHz wireless network to provide services to their respective customers.

CMC shall provide to China Broadcasting for use on a paid basis a transmission carrier network linking between 5G base stations with a frequency of 700MHz and China Broadcasting’s connection points in prefecture-level cities or provincial centers. The wireless networks of 700MHz and 2.6GHz shall adopt the same shared technical solutions.

5G Network Maintenance Collaboration Agreement

The parties shall possess equal network management rights in respect of the 700MHz wireless network. CMC shall undertake the operation and maintenance work of the 700MHz wireless network, whereas China Broadcasting shall pay to CMC operation and maintenance fees for the 700MHz wireless network.

CMC shall be responsible for the maintenance work of the 700MHz transmission carrier network for use by China Broadcasting on a paid basis. The 700MHz wireless network shall be dual-connected to the respective core networks of the parties, which shall undertake the network maintenance work of their respective self-owned core networks.

The network maintenance work for the 700MHz wireless network and the 700MHz transmission carrier network undertaken by CMC includes areas such as malfunction handling, complaint handling, communication safeguarding, cutover upgrade, wireless optimization and base station inspection.

Market Collaboration Agreement

The market collaboration between the parties shall follow the principle of independence in terms of branding and business operations. During the Phase One Collaboration Period, China Broadcasting may share CMC’s 2G/4G/5G networks on a paid basis to provide services to China Broadcasting’s customers. During the Phase Two Collaboration Period, China Broadcasting may share CMC’s 2.6GHz network on a paid basis to provide services to China Broadcasting’s customers. After the large-scale commercialization of the 700MHz wireless network, China Broadcasting shall, in respect of its new customers, in principle no longer share and use CMC’s 2G/4G networks.

Apart from the aforesaid business collaboration in terms of network sharing, the parties shall also strengthen their collaboration in areas such as product design, market operations, customer service, content, as well as national and industry standards formulation.

Network Usage Fee Settlement Agreement

China Broadcasting shall pay to CMC network usage fees, including operation and maintenance fees for the 700MHz wireless network, usage fees for the 700MHz transmission carrier network, and usage fees for the 2G/4G/5G networks.

During the Phase One Collaboration Period, the operation and maintenance fees for the 700MHz wireless network and usage fees for the 700MHz transmission carrier network payable by China Broadcasting to CMC shall begin to accrue in the second month after the 5G base stations with a frequency of 700MHz are connected to China Broadcasting’s core network or China Broadcasting’s designated transmission nodes and shall be charged according to the actual number of base stations.

During the Phase One Collaboration Period, China Broadcasting shall settle with CMC the usage fees for the 2G/4G/5G networks according to the actual network business volume of China Broadcasting’s customers in their use of CMC’s 2G/4G/5G networks.

During the first five years of the Phase Two Collaboration Period, China Broadcasting shall pay to CMC network usage fees, including operation and maintenance fees for the 700MHz wireless network, usage fees for the 700MHz transmission carrier network, and usage fees for the 2.6GHz network, at the rates negotiated by the parties.

In 2026, the parties shall negotiate and determine in an amicable manner the settlement matters for the second five years of the Phase Two Collaboration Period according to the operation and collaboration conditions during the first five years of the Phase Two Collaboration Period.

Investments and Acquisitions

As of December 31, 2020, Guangdong Mobile, our wholly-owned subsidiary, held an 18.18% equity interest in the issued share capital of SPD Bank. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in the mainland of China, as well as in the sharing of customer services and channels resources. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an “and-Finance” system to provide SPD Bank and our customers with payment, wealth management and financing services. In October 2019, we subscribed for RMB9,085.3 million (approximately US$1,305.0 million) in a convertible bond issued by SPD Bank. As of the date of this report, we have not exercised our conversion right under this convertible bond.

In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2020, CMC held approximately 12% equity interest in IFLYTEK.

In June 2014, China Mobile International Holdings Limited, or CMI, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, CMI subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2020, CMI held an 18.00% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with State Development & Investment Corp., Ltd., and China Mobile Fund Management Co., Ltd., to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2020, CMC had contributed RMB1,256 million to China Mobile Fund and had a commitment to make further investment in an amount of RMB244 million upon the request by China Mobile Fund.

In November 2015, CM Tietong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China Tietong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form 20-F as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2020, partially due to the benefit from the integration and synergy brought by CM Tietong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “—Businesses—Data Business.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full-service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.

In March 2016, CMC, our wholly-owned subsidiary, entered into a joint venture agreement with China Merchants Group to establish ShiJinShi in Qianhai, Shenzhen of China with a registered capital of RMB300 million, in which we held a 42% equity interest. As of December 31, 2020, we had contributed RMB63.0 million (approximately US$9.2 million) to the joint venture. The joint venture was intended to provide credit reporting services and products for individuals, utilizing our competitive strengths in big data. In March 2020, the shareholders of ShiJinShi resolved to dissolve the joint venture primarily due to its failure to obtain the requisite license for the provision of credit reporting services and products for individuals. As of the date of this annual report, ShiJinShi is undergoing liquidation.

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

In July 2018, CMI, our wholly-owned subsidiary, participated in Xiaomi’s initial public offering as a cornerstone investor and subscribed for 46,164,600 shares, representing 0.2% of Xiaomi’s issued and outstanding share capital upon the completion of the offering, for a total consideration of HK$784.8 million. In July 2018, we entered into a strategic cooperation framework agreement with Xiaomi to explore new opportunities to collaborate, including in joint marketing, sales channel transformation, smart hardware, government and corporate businesses, overseas businesses, and industrial investment. As of December 31, 2020, CMI held a 0.15% equity interest in Xiaomi.

In 2019, we made several strategic investments in addition to the subscription for the convertible bond issued by SPD Bank, including (i) the subscription and acquisition by CMI Holdings, our wholly-owned subsidiary, of 12.0% equity interest in Beijing Haitian Ruisheng Science Technology Co., Ltd., at a total consideration of RMB234.7 million, to cooperate in human-annotated datasets for machine learning and artificial intelligence, (ii) the acquisition by CMI Holdings of 0.7% equity interest in Beijing Kingsoft Office Software, Inc., at a consideration of RMB147.5 million, to jointly develop SAAS products, (iii) the subscription by China Mobile Group Fujian Co., Ltd., our wholly-owned subsidiary, of 45% equity interest in Fujian Heyi Health Technology Development Co., Ltd., at a consideration of RMB22.5 million, to jointly develop intelligent senior care platforms and (iv) the subscription by China Mobile Group Xinjiang Co., Ltd., our wholly-owned subsidiary, of 16.0% equity interest in Xinjiang Digital Corps Information Industry Development Co., Ltd., at a consideration of RMB16.0 million, to explore digitalization across various industries in Xinjiang.

In 2020, our strategic investments include (i) the subscription by CMI of 182,259,893 shares newly issued by AsiaInfo Technologies Limited, a provider of telecommunications software and related services listed on the Hong Kong Stock Exchange (stock code: 1675), at a total consideration of HK$1,385.2 million, (ii) the acquisition by CMI Holdings of 0.72% equity interest in Huaqin Technology Co., Ltd., a company principally engaged in the original design and manufacturing of intelligent communication terminals, (iii) the acquisition by China Mobile Group Henan Co., Ltd., our wholly-owned subsidiary, of 30% equity interest in Zhengshu Network Technology Co., Ltd. at a total consideration of RMB300.0 million, (iv) the acquisition by China Mobile FinTech of 50% equity interest in Haida Insurance Brokerage Co., Limited at a total consideration of RMB55.4 million and (v) the acquisition by China Mobile Group Zhejiang Co., Ltd., our wholly-owned subsidiary, of 24% equity interest in Zhejiang New-type Internet Exchange Point Co., Ltd. at a total consideration of RMB24.0 million.

Competition

We compete with other market players in the telecommunications and related industries.

We are one of the four licensed telecommunications services providers in the mainland of China. The PRC government encourages orderly and fair competition in the telecommunications industry in the mainland of China. We face intense competition from existing operators from time to time. Our competitors launch, from time to time, promotional offers to attract customers.

In the area of basic telecommunications services, the PRC government allows operators approved by the MIIT to lease and repackage mobile services for sale to end-customers and we face increasing competition from these new mobile network operators. In light of our recent permission to provide 4G services based on LTE FDD technology, we expect that the competition will intensify in the delivery of 4G services against China Telecom and China Unicom, which operate their 4G services based mainly on LTE FDD technology for several years. Further, in January 2016, China Telecom and China Unicom entered into a strategic cooperation agreement to promote resource-sharing between the two companies. The areas of strategic cooperation include sharing capital expenditures such as their new rural 4G network, promoting a new smartphone standard, and jointly negotiating international roaming rates. Moreover, China Telecom collaborated with CUCL, a wholly-owned subsidiary of China Unicom, in 2019 to roll out 5G network co-building and co-sharing, which enables them to leverage on their mutually complementary network and spectrum resources to save costs on network construction, operation and maintenance. Additionally, the PRC government has required the implementation of mobile number portability programs in the mainland of China by the end of 2019. As a result, the competition among telecommunication operators may be further intensified.

Moreover, on June 6, 2019, the MIIT granted the basic telecommunications service operating permit for 5G digital cellular mobile service to CMCC, our parent company, China Broadcasting Network and the parent companies of China Telecom and China Unicom, which is expected to intensify the competition among the four telecommunications services providers with respect to the planning and promotion of 5G development and commercialization. See “ — We may encounter difficulties and challenges in the commercialization of 5G technologies.”

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

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.”

Regulation

The telecommunications industry in the mainland of China is highly regulated. See “Item 3. Key Information – Risk Factors – Risks Relating to the Telecommunications Industry in the mainland of China – We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.” for a description of the effects government regulations may have on our business. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and, the Ministry of Commerce, or MOFCOM, encompass all key aspects of telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.

The MIIT, under the supervision of the State Council, is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations.

In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the MIIT, under the direction of the State Council, has been preparing a draft telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress, it will become the basic telecommunications statute and the legal source of telecommunications regulations in the mainland of China. In addition, the State Council promulgated a set of telecommunications regulations on September 25, 2000. These regulations apply in the interim period prior to the adoption of the telecommunications law. Although we expect that the telecommunications law will have a positive effect on the overall development of the telecommunications industry in the mainland of China, we cannot predict what will be the ultimate nature and scope of the telecommunications law.

On December 25, 2015, the MIIT issued the Catalog of Telecommunications Services (2015 Edition), which became effective on March 1, 2016. It sets out classifications of various telecommunications services for regulatory and licensing purposes.

Entry into the Industry. Under the current regulations, operators of mobile networks, providers of other basic telecommunications services such as local and long-distance fixed-line telephone services, and data service providers whose telecommunications services cover two or more provinces, directly-administered municipalities or autonomous regions in the mainland of China must apply for specific permits from the MIIT in order to provide such services. Granting of permits for providing basic telecommunications services will be through a tendering process. In addition to us, China Telecom and China Unicom are currently also authorized to provide mobile services in all provinces, directly-administered municipalities and autonomous regions in China.

Pursuant to China’s commitments under the World Trade Organization and the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, which became effective on January 1, 2002, foreign investors may invest in joint ventures that provide telecommunications services in the mainland of China. However, these investments will presumably bear no direct relation to the issuance of licenses to providers of telecommunications services in the mainland of China, as the issuance of new licenses by the relevant authority is governed by a separate set of rules and regulations. Pursuant to the Provisions on the Administration of Foreign-Funded Telecommunications Enterprises, as amended in February 2016, foreign ownership in a telecommunications enterprise may be gradually increased to 49% if such enterprise provides basic telecommunications services and 50% if such enterprise provides value-added telecommunications services.

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

Numbering Resources. The MIIT is responsible for the administration of the telecommunications numbering resources within the mainland of China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In addition, a user of numbering resources is required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter. Moreover, under the applicable regulations, mobile companies are required to pay an annual usage fee of RMB6 million for each network number.

Technical Standards. Certain regulatory authorities in the mainland of China, including the MIIT, set technical standards and control the type, quality, manufacturing and sales of mobile equipment used in or connected to public networks, all radio telecommunications equipment and all interconnection related equipment.

The establishment of base stations requires the approval of the relevant provincial regulatory authorities. We have not experienced and do not expect to experience material difficulty in obtaining permission to establish additional sites.

Capital Investment. We may be required to obtain approvals from relevant regulatory authorities in the mainland of China with respect to some of our investment projects.

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

Cyber Security. We are subject to the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, protection of personal information, and supervision and administration of cyber security in the mainland of China.

According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. While several related regulations, including the Measures for the Security Review of Network Products and Services (for Trial Implementation) and the Provisions for the Administration of Internet News Information Services, published by the CAC came into effect on the same day as the Cyber Security Law, the implementation of the Cyber Security Law is still at an early stage. In furtherance of the Cyber Security Law, the PRC government also published “Information Security Technology—Personal Information Security Specification” in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, and “Identification Methods for Illegal Collection and Use of Personal Information by Apps” in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cyber Security Law. Although we expect that the Cyber Security Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in the mainland of China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cyber Security Law and relevant regulations.

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

Employees.

As of December 31, 2018, 2019 and 2020, we had 459,152, 456,239 and 454,332 employees, respectively. Substantially all of our employees are located in the mainland of China. The employees as of December 31, 2020 are classified in the following table. Approximately 74.2% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2020:

	Number	% of Total
Management	34,427	7.6
Technical	132,051	29.1
Marketing	232,717	51.2
General affairs	48,659	10.7
Other	6,478	1.4

Total	454,332	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. See note 6 to our consolidated financial statements included in this annual report on Form 20-F for details of our employee benefit and related expenses, including contributions to defined contribution retirement plans. Most of our employees are members of a labor union. We have not experienced any strikes or labor disputes that have interfered with our operations during 2020. We believe we have built a harmonious relationship with our employees.

The number of labor sourced by third parties was 29,647 by the end of 2020.

Property, Plants and Equipment

We own, lease or have usage rights in various properties which consist of land and buildings for offices, administrative centers, staff quarters, retail outlets and technical facilities in the mainland of China and Hong Kong. We believe that all of our owned and leased properties are well maintained and are suitable and adequate for our present use.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2020 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

CMCC, our parent company, is a party to international GSM roaming agreements with Telecommunication Kish Company and Mobile Company of Iran in Iran, which may be government-controlled entities. China Mobile International, one of our wholly-owned subsidiaries, is a party to international roaming agreements with Irancell Telecommunications Services Company and Mobile Company of Iran in Iran, which may be government-controlled entities. CMCC is also a party to international GSM roaming agreements with Syriatel Mobile Telecom S.A. and MTN Syria (formerly Spacetel Syria) in Syria. As part of our ordinary telecommunications services, these international roaming agreements allow our mobile customers to use their mobile devices on a network outside their home network. In 2020, our gross revenue generated by roaming traffic under these agreements was less than US$500,000.

China Mobile International intends to, and we understand that CMCC intends to, continue these activities in the future.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.5250 = US$1.00 and HK$7.7534 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

Financial Highlights

Our operating revenue reached RMB768,070 million (US$117,712 million) in 2020, of which, revenue from our telecommunications services amounted to RMB695,692 million. Our revenue structure further improved in 2020. Revenue from wireless data traffic reached RMB385,679 million (US$59,108 million) in 2020, which remained our largest revenue source. Our profit attributable to equity shareholders reached RMB107,843 million (US$16,527 million) in 2020, or basic earnings per share of RMB5.27. The total dividend payment for 2020 reached HK$3.29 per share.

Overview of Our Operations

The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2018	2019	2020
Total voice usage (in billions of minutes)	3,485.2	3,224.8	3,032.4
Handset data traffic (in billions of gigabytes)	34.62	65.89	90.66
Operating revenue (in RMB millions)	736,819	745,917	768,070
Operating expenses (in RMB millions)	615,432	632,768	655,336
Profit attributable to equity shareholders (in RMB millions)	117,781	106,641	107,843

There was a decrease of 8.4 million in the number of our mobile customers in 2020 and our total mobile customer base was 942 million as of December 31, 2020. Our total voice usage decreased by 7.5% in 2019 and further decreased by 6.0% in 2020. Our handset data traffic increased by 90.3% in 2019 and by 37.6% in 2020. Our operating revenue increased by 1.2% in 2019 and increased by 3.0% in 2020. Our data business continued to grow, and our data services revenue accounted for 83.8% and 85.8% of our revenue from telecommunications services in 2019 and 2020, respectively. Our operating expenses increased by 2.8% in 2019 and increased by 3.6% in 2020. Our profit attributable to equity shareholders decreased by 9.5% in 2019 and increased by 1.1% in 2020.

The PRC economy continued to grow in terms of GDP by 2.3% in 2020, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in the mainland of China reached 113.9% as of December 31, 2020, the mobile markets in some economically developed regions of the mainland of China have showed signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.

We have been a telecommunications and related services provider in China since our inception in 1997. We acquired all of the issued and outstanding shares of Hong Kong Mobile in 2006, which enabled us to expand into the Hong Kong mobile market. See “Item 4. Information on the Company — The History and Development of the Company — Expansion Through Acquisitions.”

We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company — Business Overview — Regulation” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in the mainland of China. We expect competition from other telecommunications services providers may intensify. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Our financial performance is also subject to the economic and social conditions in the mainland of China. See “Item 3. Key Information — Risk Factors — Risks Relating to the mainland of China — An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

We have also entered into a network capacity leasing agreement with CMCC, pursuant to which we and our operating subsidiaries lease TD-SCDMA network capacity from CMCC and pay leasing fees to CMCC. We have also entered into a network assets leasing agreement with CMCC, pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other for a leasing fee. In addition, we have entered into a telecommunication facilities construction services agreement with CMCC, pursuant to which we provide certain telecommunications services to CMCC and its subsidiaries.

While the total volume of transactions under the foregoing operating arrangements with CMCC has decreased in recent years, these arrangements may continue to affect our future financial results. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions” for further information about these arrangements.

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

Average Revenue Per User

Our average revenue per mobile user per month decreased by 3.5% from RMB49.1 in 2019 to RMB47.4 in 2020 due to increased competition among telecommunications operators and a decline in handset data traffic tariff, while the same decreased by 7.5% from 2018 to 2019. Our average revenue per wireline broadband user per month increased to RMB34.0 in 2020 from RMB32.8 in 2019 as a result of upgrades in bandwidth and new value-added applications.

Critical Accounting Policies and Estimates

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31, 2018, 2019 and 2020. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss on accounts receivable, depreciation, impairment of property, plant and equipment, investments accounted for using the equity method, goodwill, right-of-use assets and other intangible assets. Actual results may differ from those estimates under different assumptions or conditions.

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

(iii) The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider factors including the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified good before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

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

Cost incurred to fulfill a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized on a systemic basis that is consistent with the transfer to the customer of the goods or services to which the costs incurred to fulfill a customer contract relates over the expected duration of the contract and recorded as network operation and support expenses, if it is expected to be recovered. Capitalized cost incurred to fulfill a contract is recorded as other non-current assets based on its amortization period.

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

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. We determine the useful lives and residual values of our assets based on our historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 2(g) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. No significant impairment of property, plant and equipment, investment accounted for using the equity method, goodwill and other intangible assets was recorded in 2018, 2019 and 2020. Details are set forth in notes 15, 21 and 19, respectively, to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Lease liabilities are initially measured on the present value of unpaid lease payments at the commencement date. Lease payments include the net present value of fixed payments, variable lease payments that are based on an index or a rate, residual value guarantees payments, lease payments to be made under reasonably certain extension options and payments of penalties for terminating the lease. As the interest rate implicit in the lease cannot be readily determined, we use incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determining the incremental borrowing rate, we make adjustments on risk-free interest based on lease term and credit risk for leases, as we do not have recent third party financing. Lease payments are allocated between principal and finance cost. We calculate lease liability interests based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.

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

Possible Impact of Amendments, New Standards, Interpretations and Disclosures Issued but Not Yet Effective or Mandatory for the Year Ended December 31, 2020

Up to the date of issue of our consolidated financial statements for the year ended December 31, 2020, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective or mandatory for the year ended December 31, 2020 and which have not been adopted by us.

Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for accounting periods beginning on or after

IFRS 17 “Insurance Contracts”	January 1, 2023

Amendments to IFRS 16 “Lease” – Covid-19-related Rent Concessions	June 1, 2020

Amendments to IAS 1“Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current	January 1, 2023

Amendments to IAS 16 “Property, Plant and Equipment” – Property, Plant and Equipment: Proceeds before intended use	January 1, 2022

Amendments to IFRS 3 “Business Combinations”– Reference to the Conceptual Framework	January 1, 2022

Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” – Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020	January 1, 2022

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures”- Sale or contribution of assets between an investor and its associate or joint venture	To be determined

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

Results of Operations

The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue(1):
Revenue from telecommunications services	670,907	91.1	674,392	90.4	695,692	90.6
Revenue from sales of products and others	65,912	8.9	71,525	9.6	72,378	9.4

Total	736,819	100.0	745,917	100.0	768,070	100.0

Operating expenses:
Network operation and support expenses	200,007	32.5	175,810	27.8	206,424	31.5
Depreciation and amortization	154,154	25.0	182,818	28.9	172,401	26.3
Employee benefit and related expenses	93,939	15.3	102,518	16.2	106,429	16.2
Selling expenses	60,326	9.8	52,813	8.3	49,943	7.6
Cost of products sold	66,231	10.8	72,565	11.5	73,100	11.2
Other operating expenses	40,775	6.6	46,244	7.3	47,039	7.2

Total	615,432	100.0	632,768	100.0	655,336	100.0

Profit from operations	121,387		113,149		112,734
Other gains	2,906		4,029		5,602
Interest and other income	15,885		15,560		14,341
Finance costs	(144)		(3,246)		(2,996)
Income from investments accounted for using the equity method	13,861		12,641		12,678

Profit before taxation	153,895		142,133		142,359
Taxation	(35,944)		(35,342)		(34,219)

Profit for the year	117,951		106,791		108,140

Attributable to:
Equity shareholders	117,781	99.9	106,641	99.9	107,843	99.7
Non-controlling interests	170	0.1	150	0.1	297	0.3

Profit for the year	117,951	100.0	106,791	100.0	108,140	100.0

(1)

Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of voice services revenue, data services revenue and other revenue from telecommunications services. Revenue from sales of products and others is mainly derived from sales of handsets, smart devices and ICT equipment as well as revenue from construction contracts.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue. Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of voice services revenue and data services revenue. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long-distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Data services revenue is mainly derived from SMS and MMS, wireless data traffic services, wireline broadband business and applications and information services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of handsets, smart devices and ICT equipment, as well as revenue from construction contracts. See note 1 to the table above.

Operating revenue increased from RMB745,917 million in 2019 to RMB768,070 million (US$117,712 million) in 2020, representing a year-on-year increase of 3.0%. Revenue from telecommunications services grew from RMB674,392 million in 2019 to RMB695,692 million (US$106,619 million) in 2020, representing a year-on-year increase of 3.2%. The Group made an all-out effort to advance the “5G+” plan, further promoted scale-based and value-oriented operations, strived to capture new markets emerged in the blue-ocean digital economy, which resulted in the rapid growth of revenue from wireline broadband and application and information services.

Due to the substitution effect of mobile Internet and other factors, revenue from voice services decreased from RMB88,624 million in 2019 to RMB78,782 million (US$ 12,074 million) in 2020, representing a year-on-year decrease of 11.1%.

Set forth below is a table summarizing certain results of our data business for the periods indicated.

	Year Ended December 31,		Increase	Change
	2019	2020
	(Revenue, in millions of RMB, except percentage data)			(%)
SMS and MMS	28,648	29,485	837	2.9%
Wireless data traffic	384,999	385,679	680	0.2%
Wireline broadband	68,835	80,808	11,973	17.4%
Applications and information services	82,543	101,038	18,495	22.4%

Data services revenue	565,025	597,010	31,985	5.7%

Data services revenue as a percentage of revenue from telecommunications services	83.8	85.8	2.0	—

Our data business includes wireless data traffic, wireline broadband, SMS and MMS, and applications and information services. Data services revenue grew from RMB565,025 million in 2019 to RMB597,010 million (US$91,496 million) in 2020, representing a year-on-year increase of 5.7%. This increase was mainly due to improved quality of our broadband services which resulted in the rapid growth of revenue from wireline broadband. Also, as a result of the Group’s initiatives in accelerating business transformation and upgrade, revenue from application and information services grew rapidly.

Revenue from wireless data traffic increased by 0.2% from RMB384,999 million in 2019 to RMB385,679 million (US$59,108 million) in 2020. Revenue generated from wireline broadband business grew by 17.4% from RMB68,835 million in 2019 to RMB80,808 million (US$12,384 million) in 2020. Revenue generated from SMS and MMS increased by 2.9% from RMB28,648 million in 2019 to RMB29,485 million (US$4,519 million) in 2020. Revenue generated from applications and information services increased by 22.4% from RMB82,543 million in 2019 to RMB101,038 million (US$15,485 million) in 2020. As a percentage of revenue from telecommunications services, data services revenue increased from 83.8% in 2019 to 85.8% in 2020.

Revenue from sales of products and others increased by 1.2% from RMB71,525 million in 2019 to RMB72,378 million (US$11,093 million) in 2020, primarily due to an increase in the revenue from sales of ICT equipment and other smart devices.

Operating Expenses. Operating expenses increased by 3.6% from RMB632,768 million in 2019 to RMB655,336 million (US$100,435 million) in 2020. Among the operating expenses:

Network operation and support expenses increased by 17.4% from RMB175,810 million in 2019 to RMB206,424 million (US$31,636 million) in 2020. As a percentage of operating expenses, network operation and support expenses increased from 27.8% in 2019 to 31.5% in 2020. The increase in our network operation and support expenses in 2020 was primarily due to (i) increased electricity expenses resulting from expansion in the 5G network and data centers and (ii) increased investments in transformation of the smart family business and the DICT business and construction of smart mid-end platforms. For more information on our network operation and support expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Depreciation and amortization expenses decreased by 5.7% from RMB182,818 million in 2019 to RMB172,401 million (US$26,422 million) in 2020. As a percentage of operating expenses, depreciation and amortization expenses decreased from 28.9% in 2019 to 26.3% in 2020. The decrease in our depreciation and amortization expenses in 2020 was primarily due to adjustment to the depreciable life of 4G wireless assets.

Employee benefit and related expenses increased by 3.8% from RMB102,518 million in 2019 to RMB106,429 million (US$16,311 million) in 2020, primarily as a result of enhanced incentives to attract talents in corporate business, emerging markets and research and development in the field of 5G, artificial intelligence, IoT, cloud computing, big data and edge computing, partially offset by the cost-saving effect on employee benefit and related expenses attributable to the social security exemption policy during the COVID-19 pandemic period. As a percentage of operating expenses, employee benefit and related expenses was 16.2% in both 2019 and 2020.

Selling expenses decreased by 5.4% from RMB52,813 million in 2019 to RMB49,943 million (US$7,654 million) in 2020. This decrease was principally because we accelerated channel transformation, strengthened the integrated development of sales channels and optimized allocation of marketing resources, which offset the COVID-19 pandemic’s negative impact on offline marketing and operational efficiency. As a percentage of operating expenses, selling expenses decreased from 8.3% in 2019 to 7.6% in 2020.

Cost of products sold increased by 0.7% from RMB72,565 million in 2019 to RMB73,100 million (US$11,203 million) in 2020. This increase was primarily driven by the increase in the revenue from sales of products over the same periods. As a percentage of operating expenses, cost of products sold decreased from 11.5% in 2019 to 11.2% in 2020.

Other operating expenses increased by 1.7% from RMB46,244 million in 2019 to RMB47,039 million (US$7,209 million) in 2020. The increase was mainly due to (i) an increase in R&D expenses and (ii) COVID-19 prevention and infection control measures. As a percentage of operating expenses, other operating expenses decreased from 7.3% in 2019 to 7.2% in 2020. For more information on our other operating expenses, see note 7 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 0.4% from RMB113,149 million in 2019 to RMB112,734 million (US$17,277 million) in 2020, and operating margin (profit from operations as a percentage of operating revenue) decreased from 15.2% in 2019 to 14.7% in 2020.

Other Gains. Other gains increased by 39.0% from RMB4,029 million in 2019 to RMB5,602 million (US$859 million) in 2020, principally due to the increase in government subsidies and additional deduction of input VAT.

Interest and Other Income. Interest and other income decreased from RMB15,560 million in 2019 to RMB14,341 million (US$2,198 million) in 2020. The decrease was mainly due to the decline of fair value of the convertible bond issued by SPD bank held by the Group.

Finance Costs. Finance costs decreased from RMB3,246 million in 2019 to RMB2,996 million (US$459 million) in 2020. This decrease was mainly due a decrease in interest costs associated with lease liabilities.

Income from Investments Accounted for Using the Equity Method. We had income from investments accounted for using the equity method of RMB12,678 million (US$1,942 million) in 2020, an increase by 0.3% from RMB12,641 million in 2019. The increase was primarily attributable to our shareholding in China Tower and IFLYTEK. For more information on our income from investments accounted for using the equity method, see note 21 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Profit before Taxation. As a result of the foregoing, profit before taxation increased by 0.2% from RMB142,133 million in 2019 to RMB142,359 million (US$21,817 million) in 2020.

Taxation. Our income tax expense decreased by 3.2% from RMB35,342 million in 2019 to RMB34,219 million (US$5,244 million) in 2020, primarily due to the preferential tax rate and tax rebates received by certain subsidiaries in 2020. Our effective tax rate was 24.9% in 2019 and 24.0% in 2020.

Profit Attributable to Equity Shareholders. As a result of the foregoing and after taking into account non-controlling interests, profit attributable to equity shareholders increased by 1.1% from RMB106,641 million in 2019 to RMB107,843 million (US$16,527 million) in 2020. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 14.3% in 2019 to 14.0% in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the year ended December 31, 2019.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from our operations. As of December 31, 2020, we had working capital (current assets minus current liabilities) of RMB62,469 million (US$9,574 million), compared to working capital of RMB67,799 million as of December 31, 2019 and working capital of RMB60,718 million as of December 31, 2018. The decrease in our working capital as of December 31, 2020 from December 31, 2019 was primarily due to an increase in our accounts payable. The current portion of our finance lease obligations as of December 31, 2018, 2019 and 2020 were nil, nil and nil, respectively. The current portion of our lease liabilities as of December 31, 2019 and 2020 was RMB22,668 million and RMB24,173 million (US$3,705 million), respectively.

Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2020, we had bank deposits of RMB110,382 million (US$16,917 million), compared to bank deposits of RMB130,799 million as of December 31, 2019 and bank deposits of RMB291,887 million as of December 31, 2018. For further information about our financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 23 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2018	2019	2020
	(in millions of RMB)
Net cash generated from operating activities	206,151	247,591	307,761
Net cash used in investing activities	(212,231)	(64,206)	(188,106)
Net cash used in financing activities	(57,820)	(64,901)	(82,252)

Net (decrease)/increase in cash and cash equivalents	(63,900)	118,484	37,403

Net cash generated from operating activities increased by 24.3% from RMB247,591 million in 2019 to RMB307,761 million (US$47,166 million) in 2020, which primarily reflects improvement in utilization of credit period granted by suppliers and receivables management.

Net cash used in investing activities increased significantly from RMB64,206 million in 2019 to RMB188,106 million (US$28,829 million) in 2020 primarily because the Group optimized treasury management in 2019 to improve efficiency which resulted in a large decrease of bank deposits.

Net cash used in financing activities increased by 26.7% from RMB64,901 million in 2019 to RMB82,252 million (US$12,606 million) in 2020, primarily due to increased dividend payment, payment for lease liabilities and the net amount of bank deposits repayment minus bank deposits absorption of CMCC.

For a discussion of our cash flow information for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity” of our annual report on Form 20-F for the year ended December 31, 2019.

Capital Expenditures

Capital expenditures incurred in 2018, 2019 and 2020 were RMB167,075 million, RMB165,878 million and RMB180,634 million (US$27,683 million), respectively. We incurred capital expenditures principally to build a high-quality 5G network, better the deployment of cloud resources, promote cloud-based network transformation, build up transmission capability and boost IT support.

We estimate that we will incur capital expenditures of approximately RMB183.6 billion (US$28.1 billion) in 2021. Our capital expenditure, which is expected to be principally incurred in the mainland of China, will serve a variety of purposes, including the continued build-out and enhancement of our 5G network, the construction of cloud-based infrastructure, support for the all-rounded development of the “four growth engines” and enhancements to smart operations.

We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash generated from future operations will be sufficient to fund the capital expenditures and working capital necessary for the planned network expansion and continued growth of our mobile operations through the end of 2021.

We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.

Contractual Obligations and Commitments

Indebtedness

We currently have a corporate credit rating of A1/Outlook Stable from Moody’s and A+/Outlook Stable from Standard & Poor’s, which remain at levels equivalent to China’s sovereign credit rating, respectively. As of December 31, 2020, we did not have any borrowings.

Other Contractual Obligations and Commitments

As of December 31, 2020, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements. These obligations and commitments primarily include capital commitments.

In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as network maintenance and support. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows.

For further disclosure regarding our commitments, please see note 39 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2020:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	167,990	167,990	—	—	—
Bills Payable	4,561	4,561	—	—	—
Accrued Expenses and Other Payables	200,952	200,952	—	—	—
Amount Due to Ultimate Holding Company	26,714	26,714	—	—	—
Lease Liabilities	72,291	23,780	22,927	17,513	8,071
Other non-current liabilities	479	—	67	70	342

Total	472,987	423,997	22,994	17,583	8,413

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2020:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Capital Commitments	46,574	40,955	5,619	—	—

Apart from the commitments listed above, as of December 31, 2020, we had a commitment to invest RMB244 million in China Mobile Fund upon its request.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — Business Overview — Research and Development.”

Trend Information

See our discussion in each section of “— Overview of Our Operations” and “— Results of Operations” included elsewhere under this Item.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements or any written options on non-financial assets.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Most of our current operating subsidiaries are incorporated in the mainland of China. Under the current foreign exchange system in the mainland of China, our subsidiaries in the mainland of China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information – Risk Factors – Risks Relating to the mainland of China – Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” and “Item 10. Additional Information—Exchange Controls” for further information about exchange controls in the mainland of China. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

Each of our operating subsidiaries in the mainland of China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of April 28, 2021.

Name	Age	Position
Mr. YANG Jie	58	Executive Director and Chairman
Mr. DONG Xin	55	Executive Director and Chief Executive Officer
Mr. WANG Yuhang	59	Executive Director
Mr. LI Ronghua	55	Executive Director and Chief Financial Officer
Dr. Moses M.C. CHENG	71	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	74	Independent Non-Executive Director
Mr. Stephen K.W. YIU	60	Independent Non-Executive Director
Dr. YANG Qiang	59	Independent Non-Executive Director
Mr. LI Huidi	52	Vice President
Mr. GAO Tongqing	57	Vice President
Mr. JIAN Qin	55	Vice President
Mr. ZHAO Dachun	50	Vice President

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

Mr. DONG Xin has served as our Executive Director since March 2017 and our Chief Executive Officer since August 2020. He is in charge of the operation of the Company. Mr. Dong is also a Director and President of CMCC and a Director and President of CMC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited, Vice President and Chief Accountant of CMCC, Vice President and Chief Financial Officer of our Company and a non-executive director of China Tower. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the operation and management of the telecommunications industry and in financial management.

Mr. WANG Yuhang has served as our Executive Director since October 2019. He is principally in charge of human resources and inspection matters. Mr. Wang is also a director of CMCC and CMC. Mr. Wang formerly served as a deputy general manager of Development Department, general manager of Supervision Department, deputy director of Supervision and Inspection Office, the chief director of Legal Center, general manager of Human Resources Department and executive vice president of China Ocean Shipping (Group) Company; a vice president of COSCO Americas Inc.; the general manager of COSCO Shipbuilding Industry Company; the general manager of COSCO Shipyard Group Co., Ltd. as well as the executive vice president of China COSCO SHIPPING Corporation Limited. Mr. Wang had served as a non-executive director and vice chairman of China International Marine Containers (Group) Co., Ltd., a non-independent and non-executive director and the chairman of COSCO SHIPPING International (Singapore) Co., Ltd., a non-executive director of COSCO SHIPPING Holdings Co., Ltd. and an executive director and the chairman of COSCO SHIPPING International (Hong Kong) Co., Ltd. (listed in Hong Kong). Mr. Wang graduated from Dalian Maritime College in 1983 with a major in marine engineering management. Mr. Wang is a senior engineer and has many years of experience in the shipping industry with rich experience in human resources and corporate management.

Mr. LI Ronghua has served as our Executive Director and Chief Financial Officer since October 2020. He is principally in charge of finance, internal audit and investor relations of the Company. Mr. Li is also the Chief Accountant of CMCC and a director and Vice President of CMC. Mr. Li formerly served as Vice Manager and Manager of Finance and Assets Department of State Grid Corporation of China, Deputy General Accountant and Manager of Finance and Assets Department of State Grid Corporation of China, Deputy General Accountant of State Grid Corporation of China, Deputy General Accountant of State Grid Corporation of China and concurrently Director and Chairman of State Grid Overseas Investment Limited (Hong Kong), as well as Deputy General Accountant of State Grid Corporation of China and concurrently Chairman of State Grid Yingda International Holdings Group Ltd. Between December 2019 and September 2020, Mr. Li served as the head of the preparatory team of and Director and Chairman of State Grid Yingda Co., Ltd. (listed in Shanghai). Mr. Li received a Bachelor’s degree in Accounting from Zhongnan University of Economics in 1998, and an Executive Master of Business Administration degree from Wuhan University in 2004.

Dr. Moses M.C. CHENG has served as our Independent Non-Executive Director since March 2003. He was appointed the chairman of the remuneration committee in May 2016. Dr. Cheng is a practicing solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves as the chairman of the Insurance Authority. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited, Tian An China Investments Company Limited and The Hong Kong and China Gas Company Limited, all of which are public companies in Hong Kong. Dr. Cheng has ceased to be a non-executive director of Kader Holdings Company Limited.

Mr. Paul M.Y. CHOW has served as our Independent Non-Executive Director since May 2013. He was appointed the chairman of the nomination committee in May 2016. Mr. Chow was the chief executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017, an independent non-executive director of CITIC Limited from March 2016 to June 2019 and an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd. from April 2015 to May 2020.

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

Dr. YANG Qiang has served as our Independent Non-Executive Director since May 2018. Dr. Yang is currently the Chief AI Officer of WeBank Co., Ltd., the Chair Professor and the former Head of the Department of Computer Science and Engineering of the Hong Kong University of Science and Technology (HKUST), as well as the Co-founder of Shenzhen Qianhai 4Paradigm Data Technology Co., Ltd. Dr. Yang had served as, among other posts, an Assistant Professor and a Tenured Associate Professor at the Department of Computer Science of the University of Waterloo in Canada from September 1989 to August 1995, a Tenured Associate Professor, an Industrial Research Chair and a Full Professor at the School of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an Associate Professor, a Full Professor and an Associate Head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From 2012 to November 2014, Dr.Yang was also the Founding Head of Huawei’s Noah’s Ark Research Lab. He was the President of International Joint Conference on Artificial Intelligence (IJCAI) from 2017 to 2019 and an executive committee member of the Association for the Advancement of Artificial Intelligence (AAAI) from 2016 to 2019. He was the AAAI Conference Chair in 2021. Dr. Yang is a Fellow of several international professional societies, including AAAI, Association for Computing Machinery (ACM) and Institute of Electrical and Electronic Engineering (IEEE). Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987, respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989.

Mr. LI Huidi has served as our Vice President since September 2019. Mr. Li is principally in charge of planning and construction, network, information harbor, information security, procurement and others. Mr. Li is also a Vice President and the Chief Cyber Security Officer of CMCC and a director and vice president of CMC. Previously, Mr. Li served as a research fellow in Lucent Technologies — Bell Labs Innovations, a vice president of UTStarcom Inc., a vice president and General Manager of New Mobile Technology and High-end Products Division of Lenovo Group Limited, Chief Technology Officer and Chairman of Technology Innovation Committee of Lenovo Mobile Communication Technology Co., Ltd. Mr. Li graduated in 1990 with a Bachelor of Electronic Engineering from Harbin Institute of Technology, and received a Master’s Degree in Mobile Communications from Polytechnic Institute of New York University and a doctoral degree in management from Hong Kong Polytechnic University.

Mr. GAO Tongqing has served as our Vice President since February 2020. Mr. Gao is principally in charge of legal and regulatory matters, research and development, international business, investment and information technology. He is also a Vice President and General Counsel of CMCC and a director and vice president CMC. Mr. Gao previously served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and the General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch, Vice President of China Telecommunications Corporation, and Executive Director and Executive Vice President of China Telecom Corporation Limited. Since August 2020, Mr. Gao has served as a non-executive director of China Tower. He graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University.

Mr. JIAN Qin has served as our Vice President since September 2019. Mr. Jian is principally in charge of marketing, customer service, terminals, mobile Internet, financial technology and others. Mr. Jian is also a Vice President of CMCC, a director and vice president of CMC and a director of Phoenix Media Investment (Holdings) Limited. Previously he served as a Deputy Director of the Nanchang Telecom Bureau, Chairman and President of China Mobile Group Jiangxi Co., Ltd., China Mobile Group Sichuan Co., Ltd. and China Mobile Group Guangdong Co., Ltd. Mr. Jian graduated in 1989 from Beijing University of Posts and Telecommunications majoring in Computer and Communication, and received a Doctoral degree in Industrial Economics from Jiangxi University of Finance and Economics.

Mr. ZHAO Dachun has severed as our Vice President since September 2019. Mr. Zhao is principally in charge of corporate customers, software technology R&D, IoT, ICT and other matters. Mr. Zhao is also a Vice President of CMCC and a director and vice president of CMC. Previously, Mr. Zhao served as Chairman and President of China Mobile Group Shaanxi Co., Ltd. and China Mobile Group Sichuan Co., Ltd. Mr. Zhao graduated in 1993 from Southeast University majoring in Radio Technology and received an EMBA from Nanjing University.

Compensation

The amount of compensation that we paid to our executive directors for their services in 2020 was approximately RMB3.0 million (US$0.5 million). The amount of compensation that we paid to our independent non-executive directors for their services in 2020 was approximately HK$1.4 million (US$0.2 million). See note 11 to our consolidated financial statements included in this annual report on Form 20-F for details of the compensation we paid to our directors on an individual basis.

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

Employees

See “Item 4. Information on the Company — Business Overview — Employees.”

Share Ownership

As of March 31, 2021, our directors and senior management who own shares in our company are listed as follows:

Director	Number of shares held	Percentage of ordinary shares
Moses M.C. Cheng	300,000	0.0015%

*	Including interest of controlled corporation.

Under our Articles of Association, our directors and senior management do not have different voting rights when compared to other holders of shares in the same class.

Our board of directors resolved to propose the adoption of a share option scheme, or the Scheme. See Exhibit 1.1 to our report on Form 6-K furnished on January 24, 2020 for a summary of the key terms of the Scheme. The Scheme has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC and by our shareholders at the annual general meeting held on May 20, 2020. On June 12, 2020, our board of directors approved a grant of share options representing an aggregate of 305,601,702 ordinary shares to 9,914 participants in the Scheme. See Exhibit 1.1 to our report on Form 6-K furnished on June 15, 2020 for further information.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

As of March 31, 2021, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company, representing approximately 72.72% of our issued and outstanding share capital. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited. No other persons own 5% or more of our ordinary shares. Between our initial public offering and March 31, 2021, our majority shareholders held, directly or indirectly, between approximately 72.72% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company — The History and Development of the Company — Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares and the number of the holders of our ADSs.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

Related Party Transactions

As of March 31, 2021, CMCC indirectly owned an aggregate of approximately 72.72% of our issued and outstanding share capital.

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

Licensing of Trademark

CMCC is the owner of the “CHINA MOBILE” name and logo, a registered trademark in the mainland of China, Hong Kong, Macau, Taiwan, Brazil, Brunei, Canada, Chile, Indonesia, Malaysia, Nigeria, United Arab Emirates, Pakistan, Peru, Saudi Arabia, South Africa, Sri Lanka and Yemen, and an application as a trademark under the Protocol Relating to the Madrid Agreement Concerning the International Registration of Marks has been approved in 47 countries.

In December 2017, we entered into the 2018 Trademark License Agreement to replace the 2013 Trademark License Agreement. Under the 2018 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive right to use the “CHINA MOBILE” trademark in the mainland of China and Hong Kong. The term of the 2018 Trademark License Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. No license fee is payable by us to CMCC during the term of the 2013 Trademark License Agreement or the 2018 Trademark License Agreement.

Spectrum Fees and Numbering Resources

The MIIT and the MOF jointly determine the standardized spectrum fees payable to the MIIT by all mobile operators in the mainland of China, including us. In accordance with a joint circular from the NDRC and the MOF, CMCC entered into an agreement with us that specifies the amount of fees to be paid to the MIIT for spectrum usage by each mobile network operator based on the bandwidth of the frequency used.

Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC can collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT. In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us. In 2020, no consideration was paid from us to CMCC or from CMCC to us under the Spectrum and Numbering Resources Agreement.

Sharing of Inter-Provincial Transmission Line Leasing Fees

Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in the mainland of China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers. In 2020, no consideration was paid from us to CMCC or from CMCC to us under the Inter-Provincial Transmission Line Leasing Settlement Agreement.

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

Under the Platform Development Agreement, CMCC will pay Aspire equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges, which will be determined according to standards laid down by the relevant governmental departments and/or by reference to market rates. In 2020, no consideration was paid from us to CMCC or from CMCC to us under the Platform Development Agreement.

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

The leasing fees are determined on a basis that reflects our actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC in 2020 under the Network Capacity Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, but are exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

Network Assets Leasing Agreement

In order to better position ourselves in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “2011 Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The initial term of the 2011 Network Assets Leasing Agreement expired on December 31, 2011, and the agreement has been renewed for successive one-year periods since then until it expired on December 31, 2019. On January 2, 2020, we entered into the 2020 Network Assets Leasing Agreement with CMCC for a term of one year commencing on January 1, 2020. The terms and conditions of the 2020 Network Assets Leasing Agreement are substantially the same as those of the 2011 Network Assets Leasing Agreement, except that the 2020 Network Assets Leasing Agreement is for a fixed term of one year and is not automatically renewable upon expiry. On January 8, 2021, we entered into the 2021 Telecommunications Network Operation Assets Leasing Agreement with CMCC for a term of one year commencing on January 1, 2021.

Pursuant to the 2021 Telecommunications Network Operation Assets Leasing Agreement, the leasing fees are payable on a monthly basis in cash and shall be determined with reference to the prevailing market rates. In determining the market rates for the leasing fees, we take into account the charges payable by us and CMCC to independent third parties (including other industry players) as well as the charges receivable by us and CMCC from independent third parties (including other industry players). The leasing fees payable by us to CMCC shall not be more than the leasing fees charged to other independent third parties for the same kinds of telecommunications network operation assets. The amount of leasing fees receivable by us from CMCC in 2020 under the 2020 Network Assets Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC in 2020 under the 2020 Network Assets Leasing Agreement did not exceed RMB5,000 million. It is expected that, in 2021, the amount of leasing fees payable by us to CMCC under the 2021 Telecommunications Network Operation Assets Leasing Agreement will not exceed RMB6,500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the 2021 Telecommunications Network Operation Assets Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.

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

Telecommunication Facilities Construction Services Agreement

On August 9, 2019, we entered into the Telecommunications Services Agreement with CMCC, pursuant to which we provide telecommunications services to CMCC and its subsidiaries. Telecommunications services provided by us under this agreement include (i) telecommunications project planning, design and consultation services, (ii) telecommunications project construction services and (iii) maintenance services in respect of telecommunications facilities and equipment. Following the expiry of this agreement on December 31, 2019 and to continue the provision of services contemplated under such agreement, we entered into the 2020 Telecommunication Facilities Construction Services Agreement with CMCC on January 2, 2020 with a one-year term commencing on January 1, 2020. On January 8, 2021, we entered into the 2021 Telecommunication Facilities Construction Services Extension Letter with CMCC to renew the 2020 Telecommunication Facilities Construction Services Agreement according to its terms for a term of one year commencing on January 1, 2021.

Under the 2020 Telecommunication Facilities Construction Services Agreement, services charges for telecommunications project planning, design and consultation services will be payable by installments or upon completion of provisions of services. Services charges for telecommunications project construction services will be payable by installments, typically with 10% payable upon signing of the relevant engagement, 70% over the course of the construction and the remaining amount upon completion and acceptance of the project. Services charges for maintenance services in respect of telecommunications facilities and equipment will be payable monthly. The amount of telecommunications services charges receivable by us from CMCC and its subsidiaries under the Telecommunications Services Agreement did not exceed RMB3,000 million in 2020 and the telecommunication facilities construction services charges receivable by us from CMCC and its subsidiaries under the 2020 Telecommunication Facilities Construction Services Agreement in 2021 is expected not to exceed RMB2,000 million in 2021.

Transfer of Tower Assets to China Tower

On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange in August 2018 and, as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2021, we indirectly owned approximately 28% equity interest in China Tower through CMC, our wholly-owned subsidiary.

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

The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement did not exceed RMB2,200 million, RMB2,200 million and RMB2,000 million in 2018, 2019 and 2020, respectively. The transactions contemplated under the Property Leasing and Management Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental charges payable by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement in 2021 are not expected to exceed RMB2,000 million, and the total value of right-of-use assets relating to the leases thereunder is not expected to exceed RMB3,800 million in 2021.

Item 8.	Financial Information.

Consolidated Financial Statements

Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

We have been subject to an on-going investigation by the SAMR over alleged violation of the PRC Anti-Monopoly Law. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business – We have been subject to an on-going investigation by the State Administration for Market Regulation over alleged violation of the PRC Anti-Monopoly Law and we currently cannot predict whether or when the SAMR will issue its decision.”

On January 6, 2021, the New York Stock Exchange, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order 13959 signed by the President of the United States. On January 20, 2021, we filed a written request with the New York Stock Exchange for a review of its determination. See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business –Transactions in and holdings of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.”

Other than the above, we are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial condition and results of operations.

Policy on Dividend Distributions

We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2020 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$1.76 per share for the fiscal year ended December 31, 2020. This, together with the interim dividend of HK$1.53 per share, amounted to an aggregate dividend payment of HK$3.29 per share for the full fiscal year of 2020.

The Company attaches great importance to shareholder returns and will maintain a stable dividend per share for the full year of 2021, after giving overall consideration to its profitability and cash flow generation. The Company will strive to create greater value for shareholders.

Item 9.	The Offer and Listing.

In connection with our initial public offering, our ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on October 22, 1997 under the symbol “CHL.” Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997 under the stock code “941.” Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2020 and March 31, 2021, there were 20,475,482,897 and 20,475,482,897, respectively, of our ordinary shares issued and outstanding. As of December 31, 2020 and March 31, 2021, there were, respectively, 363 and 358 registered holders of American depositary receipts evidencing 91,598,346 and 17,061,955 of our ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is The Bank of New York Mellon.

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

Related Party Transactions

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the PBOC announced that the mid-point exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market-maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. See “Item 3. Key Information – Risk Factors – Risks Relating to the mainland of China – Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” for further information.

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

Taxation — Mainland of China

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

Taxation — Hong Kong

Hong Kong stamp duty, charged at the rate of 0.1% currently (or 0.13% with effect from August 1, 2021 as explained below) on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of 0.2% currently (or 0.26% with effect from August 1, 2021 as explained below) is payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong. On February 24, 2021, the government of Hong Kong announced to increase the stamp duty on the sale and purchase of “Hong Kong stock” (which includes the ordinary shares) by 30% with effect from August 1, 2021, subject to the completion of the necessary legislative process which is ongoing as of the date of this annual report.

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

The tax treatment of your ordinary shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “ — PFIC Rules,” this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

Taxation of Dividends

The gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of the ordinary shares, is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, either (i) the ADSs are readily tradable on the NYSE or another established securities market in the United States or (ii) we are eligible for the benefits of the U.S.-PRC Treaty. As discussed above in “Risk Factors — Risks Relating to Our Business — Transactions in and possession of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty,” our ADSs cannot currently be traded on the NYSE. As a result, as long as that is the case, dividends paid with respect to ADSs will only be qualified dividend income if we are eligible for the benefits of the U.S.-PRC Treaty. We are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty. It is therefore uncertain whether dividends paid that we pay with respect to ADSs or our ordinary shares will be treated as qualified dividend income that is taxable at preferential rates.

Dividends that we pay will be taxable to you when you, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar-U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is, in fact, converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period (if any) from the date you include the dividend payment in income to the date you, or the Depositary on your behalf, converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “Taxation — Mainland of China — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. Subject to certain limitations, the PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund or reduction of the tax withheld is available under PRC law, or to the extent that you could have avoided or reduced the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided or reduced will not be eligible for credit against your United States federal income tax liability.

Taxation of Capital Gains

If you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay upon a sale of ordinary shares will not be a creditable tax for United States federal income tax purposes, although the proceeds that you are treated as receiving upon a sale of ordinary shares will be reduced by the amount of the stamp duty.

It is not clear if PRC tax will be imposed on any gain from the disposition of your ordinary shares or ADSs (as discussed above in “Taxation — Mainland of China — Taxation of Capital Gains”). Under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your ordinary shares or ADSs, then such gain will be treated as PRC source income if you are eligible for the benefits of the U.S.-PRC Treaty. U.S. holders should consult their tax advisors regarding the possibility of PRC tax being imposed on gain from the disposition of their ordinary shares or ADSs, the tax consequences if PRC tax were to be imposed on such dispositions, and the availability of the foreign tax credit under their particular circumstances.

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

We are subject to market rate risks due to fluctuations in interest rates. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2020.

We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2020, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2020		As of December 31, 2019
	2021	2022	2023	2024	2025	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value
	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	5	—	—	—	—	—	5	5	3	3
in Hong Kong dollars	—	—	—	—	—	—	—	—	—	—
Bank deposits:
in U.S. dollars	1,045	—	—	—	—	—	1,045	1,045	1,409	1,409
in Hong Kong dollars	5,432	—	—	—	—	—	5,432	5,432	5,267	5,267
Cash and cash equivalents:
in U.S. dollars	1,870	—	—	—	—	—	1,870	1,870	2,814	2,814
in Hong Kong dollars	1,622	—	—	—	—	—	1,622	1,622	1,511	1,511

Item 12.	Description of Securities Other than Equity Securities.

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

The Bank of New York Mellon, as the depositary, has agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2020 was nil, net of withholding tax. The Bank of New York Mellon has also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2020 was US$117,003.51.

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

As of December 31, 2020, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective at a reasonable assurance level.

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

As of December 31, 2020, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report dated April 28, 2021 appearing on page F-2 of this annual report on Form 20-F.

/s/ DONG Xin		/s/ LI Ronghua
Name:	DONG Xin	Name:	LI Ronghua
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director and Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2020, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2019 and 2020:

	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees(2)
	(in millions of RMB)
2019	111	—	2	10
2020	109	—	3	2

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
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

On March 25, 2021, the board of directors of the Company resolved, as recommended by our audit committee, to propose to change our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, after the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of our internal control over financial reporting as of December 31, 2020. Such change in our independent registered public accounting firm is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries. As a result, PricewaterhouseCoopers Zhong Tian LLP will be dismissed at completion of their term as the independent registered public accounting firm in connection with the relevant regulations with effect from the conclusion of the forthcoming annual general meeting of the Company and will not be re-appointed.

None of the auditors’ reports issued by PricewaterhouseCoopers Zhong Tian LLP on our financial statements as of and for the fiscal years ended December 31, 2019 and 2020 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to PricewaterhouseCoopers Zhong Tian LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the consolidated financial statements for such years. During the two most recent fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, there have been no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We have provided PricewaterhouseCoopers Zhong Tian LLP with a copy of the foregoing disclosure under this Item 16F and have requested that PricewaterhouseCoopers Zhong Tian LLP furnish to us a letter addressed to the SEC stating whether or not PricewaterhouseCoopers Zhong Tian LLP agrees with such disclosure. A copy of the letter is filed as Exhibit 15.1 to this Form 20-F.

On March 25, 2021, our board of directors resolved, as recommended by our audit committee, to propose to appoint KPMG Huazhen LLP as our new independent registered public accounting firm. Such appointment will, if approved at our forthcoming annual general meeting, become effective upon the close of such meeting. During the two fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, neither we nor any person on our behalf consulted with KPMG Huazhen LLP regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) and the instructions to Item 16F of Form 20-F) or reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that the chairman of a listed company in Hong Kong should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors. In 2020, our Audit Committee comprising four independent non-executive directors met twice with our external auditors without any executive directors present.

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

Section 303A.07 of the New York Stock Exchange Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committees of more than three public companies, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee and disclose such determination. We are not required, under the applicable Hong Kong law, to make such determination.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The following financial statements are filed as part of this annual report on Form 20-F.

China Mobile Limited:

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as currently in effect).(11)

1.2	Articles of Association (as proposed to be amended and subject to approval by the shareholders at the forthcoming annual general meeting of the Company).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(1)

2.3	Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.(2)

2.4	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(3)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(5)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(5)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(6)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(6)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(9)

4.11	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.12	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.13	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(11)

4.14	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(12)

4.15	Agreement on the Transfer of Business and Assets of China Tietong Telecommunications Corporation, dated November 27, 2015, between China Mobile Tietong Company Limited and China Tietong Telecommunications Corporation (with English translation).(12)

4.16	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.23	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation).(13)

4.24	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(13)

4.25	Trademark Licensing Agreement, entered into in December 2017, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communication Co., Ltd. (with English translation).(14)

4.26	Supplementary Agreement to Commercial Pricing Agreement, dated January 31, 2018, between China Mobile Communication Co., Ltd. and China Tower Corporation Limited (with English translation).(14)

4.27

Assets Transfer Agreements, dated August 9, 2019, between the subsidiaries of China Mobile Limited in the relevant provinces, as purchasers, and the subsidiaries of China Mobile Communications Group Co., Ltd. in such provinces, as vendors (with English translation).(15)

4.28	2020 Network Assets Leasing Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.29	2020–2022 Property Leasing and Management Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.30	2020 Telecommunication Facilities Construction Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.31	2021 Telecommunications Network Operation Assets Leasing Agreement, dated January 8, 2021, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(3)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from PricewaterhouseCoopers Zhong Tian LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-204640) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.
(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.
(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.
(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.
(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.
(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.
(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.
(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.
(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-14696), filed with the SEC on April 27, 2017.
(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-14696), filed with the SEC on April 26, 2018.
(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 1-14696), filed with the SEC on April 28, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

CHINA MOBILE LIMITED

By:	/s/ DONG Xin
Name:	DONG Xin
Title:	Executive Director and Chief Executive Officer

Date: April 28, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mobile Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Mobile Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – Identification of Distinct Performance Obligations and Allocation of Transaction Prices among Various Performance Obligations

As described in Note 2(r) and Note 4 to the consolidated financial statements, the Company mainly provides voice, data and other telecommunications services and sells telecommunication related products to its customers. The Company’s consolidated operating revenues were RMB768,070 million for the year ended December 31, 2020. Management identifies multiple distinct performance obligations in certain bundled package contracts such as the provision of services, products and/or customer point rewards. Management allocates the transaction price to each performance obligation based on the relative stand-alone selling price. Management exercises significant judgement in identifying the distinct performance obligations and estimating the stand-alone selling price of each distinct performance obligation.

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

Impairment Assessment on the Interest in Associates

As described in Note 2(d) and (j), Note 21 and Note 41 to the consolidated financial statements, the Company held interests in associates, which were accounted for using the equity method of accounting. Among which, the Company’s investment in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a company listed on the Shanghai Stock Exchange of China, amounted to RMB102,102 million as of December 31, 2020. The Company identified that the carrying amount of its investment in SPD Bank had exceeded its market value as of December 31, 2020. Hence, the Company performed an impairment assessment on this investment by assessing its recoverable amount based on value-in-use as determined by the discounted cash flow model. Based on the assessment result, management determined that there was no impairment loss in this investment made in the associate.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for preparing the impairment assessment, including controls over the determination of the recoverable amount of its investment in SPD Bank. These procedures also included, among others, (i) evaluating management’s process for preparing its impairment assessment and evaluating management’s prior years’ experience and the critical judgements exercised in the assessment; (ii) assessing the recoverable amount based on its value-in-use as determined by the discounted cash flow model; and examining input data and documentation supporting the key judgements and underlying assumptions adopted in projecting and estimating future cash flows, including the growth rate, the margin rate and the discount rate, with consideration of external evidence and the degree of historical accuracy of management’s assumptions and projections in achieving the forecasts; (iii) testing mathematical accuracy and considering the appropriateness of the cash flows included in the discounted cash flow model; and (iv) checking sensitivity analysis performed around the key assumptions to ascertain the extent to which adverse changes, both individually or in aggregate, in those assumptions adopted would indicate that the investment was impaired. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2013.

Consolidated Statements of Comprehensive Income

for the year ended December 31

(Expressed in Renminbi (“RMB”))

	Note	2020 Million	2019 Million	2018 Million
Operating revenue	4
Revenue from telecommunications services		695,692	674,392	670,907
Revenue from sales of products and others		72,378	71,525	65,912

		768,070	745,917	736,819

Operating expenses
Network operation and support expenses	5	206,424	175,810	200,007
Depreciation and amortization		172,401	182,818	154,154
Employee benefit and related expenses	6	106,429	102,518	93,939
Selling expenses		49,943	52,813	60,326
Cost of products sold		73,100	72,565	66,231
Other operating expenses	7	47,039	46,244	40,775

		655,336	632,768	615,432

Profit from operations		112,734	113,149	121,387
Other gains	8	5,602	4,029	2,906
Interest and other income	9	14,341	15,560	15,885
Finance costs	10	(2,996)	(3,246)	(144)
Income from investments accounted for using the equity method		12,678	12,641	13,861

Profit before taxation		142,359	142,133	153,895
Taxation	13(a)	(34,219)	(35,342)	(35,944)

PROFIT FOR THE YEAR		108,140	106,791	117,951

Consolidated Statements of Comprehensive Income (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2020 Million	2019 Million	2018 Million
Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		957	(75)	(168)
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(32)	14	60
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(1,915)	683	1,160
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(585)	428	1,188

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		106,565	107,841	120,191

Profit attributable to:
Equity shareholders of the Company		107,843	106,641	117,781
Non-controlling interests		297	150	170

PROFIT FOR THE YEAR		108,140	106,791	117,951

Total comprehensive income attributable to:
Equity shareholders of the Company		106,268	107,691	120,021
Non-controlling interests		297	150	170

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		106,565	107,841	120,191

Earnings per share – Basic	14(a)	RMB 5.27	RMB 5.21	RMB 5.75

Earnings per share – Diluted	14(b)	RMB 5.27	RMB 5.18	RMB 5.75

The notes on pages F-16 to F-107 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2020 Million	As of December 31, 2019 Million
Assets
Non-current assets
Property, plant and equipment	15	705,547	674,832
Construction in progress	16	71,651	67,978
Right-of-use assets	17(a)	65,091	74,308
Land use rights	18	16,192	16,489
Goodwill	19	35,344	35,343
Other intangible assets		7,213	3,475
Investments accounted for using the equity method	21	161,811	155,228
Deferred tax assets	22	38,998	32,628
Financial assets at fair value through other comprehensive income	23	1,111	513
Restricted bank deposits	24	8,836	10,063
Other non-current assets	25	36,345	28,517

		1,148,139	1,099,374

Current assets
Inventories	26	8,044	7,338
Contract assets	4(a)	3,841	5,003
Accounts receivable	27	38,401	32,694
Other receivables	28	46,647	34,133
Prepayments and other current assets	28	25,713	26,708
Amount due from ultimate holding company	29	1,396	1,350
Prepaid income tax		1,157	1,278
Financial assets at fair value through profit or loss	23	128,603	114,259
Restricted bank deposits	24	2,830	371
Bank deposits	30	110,382	130,799
Cash and cash equivalents	31	212,729	175,933

		579,743	529,866

Total assets		1,727,882	1,629,240

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2020 Million	As of December 31, 2019 Million
Equity and liabilities
Liabilities
Current liabilities
Accounts payable	32	167,990	164,818
Bills payable		4,561	2,896
Deferred revenue	33	79,028	57,825
Accrued expenses and other payables	34	200,952	182,368
Amount due to ultimate holding company	29	26,714	21,677
Income tax payable		13,856	9,815
Lease liabilities		24,173	22,668

		517,274	462,067

Non-current liabilities
Lease liabilities – non-current		42,460	51,635
Deferred revenue – non-current	33	8,601	6,861
Deferred tax liabilities	22	1,668	1,388
Other non-current liabilities		5,107	—

		57,836	59,884

Total liabilities		575,110	521,951

Consolidated Balance Sheets (Continued)

as of December 31

(Expressed in RMB)

	Note	As of December 31, 2020 Million	As of December 31, 2019 Million
Equity
Share capital	36(a)	402,130	402,130
Reserves		746,786	701,643

Total equity attributable to equity shareholders of the Company		1,148,916	1,103,773
Non-controlling interests		3,856	3,516

Total equity		1,152,772	1,107,289

Total equity and liabilities		1,727,882	1,629,240

The notes on pages F-16 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC Statutory and other reserves	Retained profits	Total	Non-controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of January 1, 2018	402,130	(265,803)	72	(126)	328,344	527,550	992,167	3,245	995,412
Changes in equity for 2018:
Profit for the year	—	—	—	—	—	117,781	117,781	170	117,951
Changes in the fair value of financial assets at fair value through other comprehensive income	—	(168)	—	—	—	—	(168)	—	(168)
Currency translation differences	—	—	—	1,160	—	—	1,160	—	1,160
Share of other comprehensive income of investments accounted for using the equity method	—	1,248	—	—	—	—	1,248	—	1,248

Total comprehensive income for the year	—	1,080	—	1,160	—	117,781	120,021	170	120,191
Dividends approved in respect of previous year (note 36(b)(ii))	—	—	—	—	—	(27,060)	(27,060)	(10)	(27,070)
Dividends declared in respect of current year (note 36(b)(i))	—	—	—	—	—	(32,870)	(32,870)	—	(32,870)
Transfer to PRC statutory reserves (note 36(c)(ii))	—	—	—	—	19,148	(19,148)	—	—	—
Others	—	—	—	—	147	—	147	(1)	146

As of December 31, 2018	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809

The notes on pages F-16 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)

for the year ended December 31

(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	General reserve	Exchange reserve	PRC Statutory and other reserves	Retained profits	Total	Non-controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of December 31, 2018 (As previously reported)	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809
Changes in accounting policies (note 3(a))	—	—	—	—	(336)	(2,770)	(3,106)	—	(3,106)

As of January 1, 2019 (As restated)	402,130	(264,723)	72	1,034	347,303	563,483	1,049,299	3,404	1,052,703
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	106,641	106,641	150	106,791
Changes in the fair value of financial assets at fair value through other comprehensive income	—	(75)	—	—	—	—	(75)	—	(75)
Currency translation differences	—	—	—	683	—	—	683	—	683
Share of other comprehensive income of investments accounted for using the equity method	—	442	—	—	—	—	442	—	442

Total comprehensive income for the year	—	367	—	683	—	106,641	107,691	150	107,841
Dividends approved in respect of previous year (note 36(b)(ii))	—	—	—	—	—	(25,059)	(25,059)	(38)	(25,097)
Dividends declared in respect of current year (note 36(b)(i))	—	—	—	—	—	(28,206)	(28,206)	—	(28,206)
Transfer to PRC statutory reserves (note 36(c)(ii))	—	—	—	—	1,929	(1,929)	—	—	—
Others	—	—	—	—	48	—	48	—	48

As of December 31, 2019	402,130	(264,356)	72	1,717	349,280	614,930	1,103,773	3,516	1,107,289

As of January 1, 2020	402,130	(264,356)	72	1,717	349,280	614,930	1,103,773	3,516	1,107,289
Changes in equity for 2020:
Profit for the year	—	—	—	—	—	107,843	107,843	297	108,140
Changes in the fair value of financial assets at fair value through other comprehensive income	—	957	—	—	—	—	957	—	957
Currency translation differences	—	—	—	(1,915)	—	—	(1,915)	—	(1,915)
Share of other comprehensive loss of investments accounted for using the equity method	—	(617)	—	—	—	—	(617)	—	(617)

Total comprehensive income for the year	—	340	—	(1,915)	—	107,843	106,268	297	106,565
Dividends approved in respect of previous year (note 36(b)(ii))	—	—	—	—	—	(32,169)	(32,169)	(11)	(32,180)
Dividends declared in respect of current year (note 36(b)(i))	—	—	—	—	—	(27,557)	(27,557)	—	(27,557)
Transfer to PRC statutory reserves (note 36(c)(ii))	—	—	—	—	1,207	(1,207)	—	—	—
Share option scheme
-Value of share options (note 35)	—	232	—	—	—	—	232	—	232
Changes in the share of other reserves of investments accounted for using the equity method	—	(430)	—	—	—	—	(430)	—	(430)
Others	—	(94)	—	—	21	(1,128)	(1,201)	54	(1,147)

As of December 31, 2020	402,130	(264,308)	72	(198)	350,508	660,712	1,148,916	3,856	1,152,772

The notes on pages F-16 to F-107 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the year ended December 31

(Expressed in RMB)

	Note	2020 Million	2019 Million	2018 Million
Operating activities
Profit before taxation		142,359	142,133	153,895
Adjustments for:
- Depreciation and amortization		172,401	182,818	154,621
- Loss/(gain) on disposal of property, plant and equipment	7	1	(64)	8
- Write-off and impairment of property, plant and equipment	7	1,546	2,975	1,250
- Expected credit impairment losses	7	5,084	5,761	4,635
- Impairment losses of contract assets		(62)	—	—
- Write-down of inventories	7	196	171	155
- Interest and other income	9	(14,341)	(15,560)	(15,885)
- Finance costs	10	2,996	3,246	144
- Dividend income from equity investments at fair value through other comprehensive income		(1)	(2)	—
- Income from investments accounted for using the equity method		(12,678)	(12,641)	(13,861)
- Net exchange (gain)/loss		(32)	67	(46)
- Share-based compensation expenses		232	—	—

Operating cash flows before changes in working capital		297,701	308,904	284,916

(Increase)/decrease in inventories		(902)	1,348	1,212
Decrease/(increase) in contract assets	4(a)	1,228	(64)	(874)
Decrease/(increase) in contract costs	4(a)	1,500	(9,012)	(2,021)
Increase in accounts receivable		(10,812)	(11,981)	(7,058)
Increase in other receivables		(585)	(1,364)	1,784
Decrease/(increase) in prepayments and other current assets		1,538	(3,075)	(2,999)
Increase in amount due from ultimate holding company		(46)	(780)	(348)
(Increase)/decrease in deposited customer reserves	24	(897)	6,447	(4,835)
Increase/(decrease) in accounts payable		7,896	(3,334)	(16,400)
Increase in bills payable		829	794	873
Increase/(decrease) in deferred revenue	33	22,943	(3,380)	(19,588)
Increase in accrued expenses and other payables		18,584	508	4,613
(Decrease)/increase in amount due to ultimate holding company		(32)	(107)	112
Increase in other non-current liabilities		4,923	—	—

Cash generated from operations		343,868	284,904	239,387
Tax paid
- PRC enterprise income tax paid		(35,776)	(37,300)	(33,003)
- Hong Kong profits tax paid		(331)	(13)	(233)

Net cash generated from operating activities		307,761	247,591	206,151

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2020 Million	2019 Million	2018 Million
Investing activities
Payment for property, plant and equipment		(189,577)	(202,365)	(192,395)
Payment for land use rights		(169)	(355)	(580)
Payment for other intangible assets		(703)	(2,245)	(2,189)
Proceeds from disposal of property, plant and equipment		266	423	8
Decrease/(increase) in bank deposits		15,008	157,709	(11,578)
Increase in restricted bank deposits (excluding deposited customer reserves)	24	(335)	(4,503)	(348)
Interest received		12,999	11,550	11,810
Proceeds from disposal of investments accounted for using the equity method		417	—	—
Payment for investments accounted for using the equity method		(1,346)	(161)	(375)
Dividends received from investments accounted for using the equity method	21	4,362	2,299	691
Purchase of financial assets at fair value through profit or loss	23	(114,893)	(161,343)	(116,810)
Maturity of financial assets at fair value through profit or loss	23	103,479	129,505	110,087
Purchase of financial assets at fair value through other comprehensive income	23	(205)	—	(711)
Proceeds from disposal of financial assets at fair value through other comprehensive income	23	500	—	—
Short-term loans granted by China Mobile Finance and payment for other investments		(34,335)	(11,464)	(16,210)
Maturity of short-term loans granted by China Mobile Finance and other investments		16,414	16,810	6,367
Others		12	(66)	2

Net cash used in investing activities		(188,106)	(64,206)	(212,231)

Consolidated Statements of Cash Flows (Continued)

for the year ended December 31

(Expressed in RMB)

	Note	2020 Million	2019 Million	2018 Million
Financing activities
Interest paid in relation to short-term deposits placed by ultimate holding company		(170)	(187)	(142)
Dividends paid to the Company’s equity shareholders	36(b)	(59,726)	(53,265)	(59,930)
Dividends paid to non-controlling shareholders of subsidiaries		(11)	(38)	(10)
Short-term deposits placed by ultimate holding company	37(a)	26,706	21,637	10,873
Repayment of short-term deposits placed by ultimate holding company	37(a)	(21,637)	(10,873)	(8,611)
Repayment of principal and interest of lease liabilities		(27,346)	(22,175)	—
Payment of Hong Kong 5G spectrum utilization fee and its interest		(68)	—	—

Net cash used in financing activities		(82,252)	(64,901)	(57,820)

Net increase/(decrease) in cash and cash equivalents		37,403	118,484	(63,900)
Cash and cash equivalents at beginning of year		175,933	57,302	120,636
Effect of changes in foreign exchange rate		(607)	147	566

Cash and cash equivalents at end of year	31	212,729	175,933	57,302

Significant non-cash transactions

The Group recorded payables of RMB63,817 million (as of December 31, 2019: RMB64,480 million; as of December 31, 2018: RMB74,816 million) due to equipment suppliers as of December 31, 2020 for additions of construction in progress during the year then ended. In addition, the Group recorded lease liabilities of RMB16,870 million (as of December 31, 2019: RMB13,219 million; as of December 31, 2018: nil) as of December 31, 2020 for additions of right-of-use assets during the year then ended.

Changes in liabilities arising from financing activities

There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits with ultimate holding company (note 29), the payment of Hong Kong 5G spectrum utilization fee and its interest, the initial recognition of lease liabilities at the commencement date, and repayment of the related principal and interest associated with lease liabilities.

The notes on pages F-16 to F-107 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in the mainland of China and in Hong Kong (for the purpose of preparing the consolidated financial statements, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in the British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since October 23, 1997 and the American Depositary Shares of the Company have been listed on the New York Stock Exchange LLC (the “NYSE”) since October 22, 1997.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. A summary of the significant accounting policies adopted by the Group is set out below. The consolidated financial statements were authorized by the Board of Directors to issue on April 28, 2021.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation

The consolidated financial statements for the year ended December 31, 2020 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of certain financial instruments measured at fair value.

All of the amended standards that effective for the year beginning on January 1, 2020 have been applied for the first time by the Group. The details of adopting these amended standards are disclosed in note 3.

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

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 41.

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

Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling shareholders’ interests in the results of the Group are presented on the face of the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

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

(ii)	Business combination other than under common control

The Group applies the acquisition method to account for combination of entities and businesses which are not under common control. The consideration transferred for the acquisition of a subsidiary includes the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree, the equity interests issued by the Group and the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

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

(d)	Investments accounted for using the equity method

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control or joint control, over its management. Significant influence is the power to participate in the financial and operating decisions of the investee but is not control or joint control over those policies.

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

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment after reassessment (if applicable). Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax results of the investee for the year is recognized as income from investments accounted for using the equity method in the consolidated statements of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statements of comprehensive income.

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

Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates and joint ventures would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising in a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f)	Other intangible assets

Other intangible assets such as operating license and copyrights that are acquired by the Group are stated in the balance sheets at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in depreciation and amortization on a straight-line basis over the shorter of the assets’ estimated useful lives or each asset’s contractual period, from the date they are available for use. Both the useful lives and method of amortization of other intangible assets are reviewed annually by the Group.

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

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the related assets and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8 - 30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years
Office equipment, furniture, fixtures and others	3 - 10 years

Both the assets’ useful lives and residual values, if any, are reviewed annually. During the year, the Group adjusted the depreciable life of the 4G wireless assets from 5 years to 7 years. The effect of such change in accounting estimate is disclosed in note 15.

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

As the interest rate implicit in the lease of the Group cannot be readily determined, the Group uses incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determine the incremental borrowing rate, the Group makes adjustments on risk-free interest rate based on lease term and credit risk for leases, as the Group does not have recent third party financing. Lease payments are allocated between principal and finance cost. The Group calculates lease liability interests based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.

Recognition and measurement of right-of-use asset

Right-of-use assets of the Group are measured at cost, comprising the amount of the initial measurement of lease liabilities, any lease payments made at or before the commencement date, initial direct costs and restoration costs, etc. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases (Continued)

(i)	As lessee (Continued)

Other lease expenses

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Measurement (Continued)

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

Impairment

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

Financial assets are written off when the Group is satisfied that recovery is remote. When loans or receivables have been written off, the Group continues to attempt to recover the receivables due. When recoveries are made, the recovered amount is recognized in profit or loss.

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

Cash and cash equivalents comprise bank deposits with original maturity within three months, cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into cash of known amounts and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(o)	Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value. Considering the discounting impact is immaterial, both of them are thereafter stated at cost.

(p)	Deferred revenue

Deferred revenue consists primarily of contract liability which is the excess of the cumulative recognized consideration received or receivables from the contracted customer over the cumulative revenue, mainly including prepaid service fees received from customers which are generally not refundable, transaction price deferred for unredeemed point rewards under customer point reward program (“Reward Program”), and unused data traffic carried over.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

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

(iii)

The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks, etc. to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified good before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

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

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets may also arise from unused tax losses and unused tax credits.

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries and associates to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, and it is not probable that they will reverse in the future.

The amount of deferred tax recognized is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

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

The employees of the subsidiaries in the mainland of China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred.

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Employee benefits (Continued)

(ii)	Supplementary retirement benefits

In addition to participating in local governmental defined contribution social insurance, the Group also provides other post retirement supplementary retirement benefits to those retired employees qualified for certain criteria in accordance with a new governmental requirement. Under such plan, the Group provides or reimburses certain medical benefits and etc. to retired employees annually based on certain criteria. The Group’s payment obligation in the future under such plan are discounted and recognized as liabilities, the costs of which are recognized in profit or loss. Changes arising from remeasurement of the liability due to changes in the actuarial assumptions are recognized in other comprehensive income when incurred.

(iii)	Share-based payments

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

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Employee benefits (Continued)

(iii)	Share-based payments (Continued)

During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is recognized in profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheets, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidated financial statements.

(iv)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(w)	Research and development expenses

The development expenses of the Group are capitalized when capitalization criteria are fulfilled, and other research and development expenses are recognized in profit or loss as incurred.

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

The functional currency of majority of the entities within the Group is RMB, which is the currency of the primary economic environment in which most of the Group’s entities operate. The Group adopted RMB as its presentation currency in the preparation of the consolidated financial statements, which is also the functional currency of the Company.

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

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Assets and liabilities are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting currency translation differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the currency translation differences relating to that particular foreign operation is reclassified from equity to profit or loss.

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

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

(ab)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

3	CHANGES IN ACCOUNTING POLICIES

The following amended and revised standards are mandatory for the first time for the Group’s financial year beginning on January 1, 2020 and are applicable for the Group:

Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – “Definition of Material”

Amendments to IFRS 3 “Business Combinations” – “Definition of a Business”

Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” – Interest rate benchmark reform

Revised Conceptual Framework for Financial Reporting

The above amendments or revisions to IFRS and IAS effective for the financial year beginning on January 1, 2020 do not have a material impact on the Group.

New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2019 do not have a material impact on the Group other than IFRS 16 “Leases”, details of which are set out in note 3(a).

New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2018 do not have a material impact on the Group other than IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. The impact resulting from the adoption of IFRS 15 and IFRS 9 on the Group’s equity as at January 1, 2018 led to an increase of equity of RMB8,896 million and a decrease of equity of RMB2,365 million, respectively.

In addition, the IASB also published a number of new standards and amendments to standards which are effective for the Group’s financial year beginning on or after January 1, 2021 and have not been early adopted by the Group (see note 42). Management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a)	IFRS 16 “Leases”

(i)	Initial application

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

3	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a)	IFRS 16 “Leases” (Continued)

(ii)	Summary of effects arising from initial application of IFRS 16

The following table shows the impact from the adoption of IFRS 16 on certain impacted financial statement line items in the Group’s consolidated balance sheets as of December 31, 2018. Line items that were not affected by the changes have not been included.

Consolidated Balance Sheets (Extracted)

	December 31, 2018 (As previously reported) Million	Changes in accounting policy – IFRS 16 Million	January 1, 2019 (As restated) Million
Assets
Non-current assets
Right-of-use assets	—	84,289	84,289
Land use rights and others	27,778	(4,665)	23,113
Investments accounted for using the equity method	145,325	(1,216)	144,109
Deferred tax assets	29,654	488	30,142

Current assets
Prepayments and other current assets	27,002	(1,811)	25,191

Equity and liabilities
Liabilities
Current liabilities
Lease liabilities	—	19,917	19,917

Non-current liabilities
Lease liabilities – non-current	—	60,290	60,290
Deferred tax liabilities	822	(16)	806
Equity
Reserves	650,275	(3,106)	647,169

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

4	OPERATING REVENUE

	2020 Million	2019 Million	2018 Million
Revenue from telecommunications services
Voice services	78,782	88,624	108,083
Data services
-SMS & MMS	29,485	28,648	28,800
-Wireless data traffic	385,679	384,999	383,297
-Wireline broadband	80,808	68,835	54,285
-Applications and information services	101,038	82,543	75,701
Others	19,900	20,743	20,741

	695,692	674,392	670,907
Revenue from sales of products and others	72,378	71,525	65,912

	768,070	745,917	736,819

The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material. The revenue recognition policy has been disclosed in note 2(r), while majority of the Group’s revenue from contracts with customers was recognized over time.

(a)	Assets related to contracts with customers

The Group has recognized the following assets related to contracts with customers:

	Note	As of December 31, 2020 Million	As of December 31, 2019 Million
Contract assets	(i)	5,401	6,567
Less: current portion		(3,841)	(5,003)

Non-current portion recorded in other non-current assets		1,560	1,564
Contract costs recorded in other non-current assets	(ii)	14,487	15,987

Total other non-current assets related to contracts with customers		16,047	17,551

4	OPERATING REVENUE (CONTINUED)

(a)	Assets related to contracts with customers (Continued)

Note:

(i)	Changes in contract assets:

	Contract assets
	2020 Million	2019 Million
Gross carrying amount:
As of January 1	6,883	6,831
Increase resulting from satisfaction of performance obligation	6,948	6,886
Transfer to accounts receivable	(8,185)	(6,834)

As of December 31	5,646	6,883

Loss allowance:
As of January 1	(316)	(342)
Changes during the year	71	26

As of December 31	(245)	(316)

Net book value:
As of December 31	5,401	6,567

As of December 31, 2020, contract assets mainly included contract assets arising from the sales of bundled packages which includes terminals and services amounting to RMB2,607 million (as of December 31, 2019: RMB6,019 million), and contract assets arising from the provision of system integration and engineering services amounting to RMB2,794 million (as of December 31, 2019: RMB548 million).

4	OPERATING REVENUE (CONTINUED)

(a)	Assets related to contracts with customers (Continued)

Note (Continued):

(ii)	Changes in contract costs

	Contract costs
	2020 Million	2019 Million
As of January 1	15,987	6,975
Addition	18,534	24,149
Amortization for the year	(20,034)	(15,137)

As of December 31	14,487	15,987

Contract costs primarily include sales commissions payable to third party agents and contract fulfilment costs for the provision of telecommunications services.

(b)	Details of contract liabilities

Contract liabilities are presented in deferred revenue in the consolidated balance sheets. Changes in contract liabilities are as follows:

	Contract liabilities
	2020 Million	2019 Million
As of January 1	57,431	62,812
Opening balance recognized in the consolidated statements of comprehensive income for the year	(53,802)	(56,409)
Other net changes for the year	76,050	51,028

As of December 31	79,679	57,431

(c)	Unsatisfied long-term contracts

The unsatisfied performance obligation of the Group is mainly related to telecommunications services. The Group generally enters into service contracts with customers monthly or for a fixed term, and bills the customers monthly based on the contract terms for the Group’s unconditional right to consideration. For the contracts that have an original expected duration of one year or less and the performance obligations which are regarded as satisfied as billed, the Group has applied the practical expedient permitted under IFRS 15, therefore, the information about the remaining performance obligations were not disclosed.

5	NETWORK OPERATION AND SUPPORT EXPENSES

Details of network operation and support expenses are as follows:

	Note	2020 Million	2019 Million	2018 Million
Maintenance, operation support and related expenses		117,758	92,980	95,656
Power and utilities expenses		37,661	32,837	32,032
Charges for use of tower assets	(i) (iii)	26,836	25,518	38,981
Charges for use of lines and network assets	(ii) (iii)	8,224	7,715	8,489
Charges for use of other assets	(ii) (iii)	6,149	7,492	16,102
Others		9,796	9,268	8,747

		206,424	175,810	200,007

Note:

(i)

Charges for use of tower assets include the non-lease components charges (maintenance, power and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets and other assets mainly include the non-lease components charges and the lease components charges for lease contracts that exempted from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(iii)

For the year ended December 31, 2020, short-term lease payments and lease payments of low-value assets amounted to RMB4,462 million (2019: RMB6,757 million; 2018: nil), and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred, amounted to RMB7,770 million (2019: RMB8,186 million; 2018: nil).

6	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2020 Million	2019 Million	2018 Million
Salaries, wages, labor service expenses and other benefits	95,254	86,610	81,843
Retirement costs: contributions to defined contribution retirement plans	10,943	15,908	12,096
Share-based compensation expenses	232	—	—

	106,429	102,518	93,939

In accordance with a new governmental requirement, the Group has substantially completed the transfer of the socialized management of existing retirees to external organizations in 2020. The Group is also obliged to pay for certain of such retirees’ post-retirement benefits (mainly including supplementary medical benefits, etc.) in the future with the principle that the level of such benefits would not be decreased. This benefit plan is accounted for as a long-term defined benefits obligation and does not have any plan assets.

The Group’s obligation for this benefit plan is calculated using actuarial method and recognized as liability. The service cost amounting to RMB4,615 million was recognized through profit or loss for the year ended December 31, 2020. Actuarial assumptions mainly include discount rate and future mortality. Reasonable changes in actuarial assumptions would not have a significant impact on the consolidated financial statements of the Group.

7	OTHER OPERATING EXPENSES

	Note		2020 Million	2019 Million	2018 Million
Interconnection			19,821	21,037	20,692
Expected credit impairment losses			5,084	5,761	4,635
Write-down of inventories			196	171	155
Loss/(gain) on disposal of property, plant and equipment			1	(64)	8
Write-off and impairment of property, plant and equipment			1,546	2,975	1,250
Research and development expenses	(i	)	4,898	2,843	2,490
Auditors’ remuneration
- audit services	(ii	)	109	111	108
- tax services			3	2	3
- other services			2	10	6
Others	(iii	)	15,379	13,398	11,428

			47,039	46,244	40,775

Note:

(i)	The item does not include depreciation and amortization and employee benefit and related expenses related to research and development.

(ii)

Audit services include reporting on the Group’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America at a service fee of RMB22 million (2019: RMB22 million; 2018: RMB22 million).

(iii)	Others consist of administrative expenses, taxes and surcharges, and other miscellaneous expenses.

8	OTHER GAINS

	2020	2019	2018
	Million	Million	Million
Compensation income	758	915	1,184
Additional deduction of input value-added tax	2,813	667	—
Others	2,031	2,447	1,722

	5,602	4,029	2,906

9	INTEREST AND OTHER INCOME

	2020	2019	2018
	Million	Million	Million
Interest income	11,447	10,065	11,443
Fair value gains recognized, net	2,894	5,495	4,442

	14,341	15,560	15,885

10	FINANCE COSTS

	2020	2019	2018
	Million	Million	Million
Interest for lease liabilities	2,806	3,052	—
Interest paid for short-term deposits received (note 37(a))	170	187	142
Others	20	7	2

	2,996	3,246	144

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION

Directors’ remuneration during 2020 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2020
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
YANG Jie[1]	—	830	157	987
DONG Xin[2]	—	829	148	977
WANG Yuhang[3]	—	757	149	906
LI Ronghua[4]	—	123	38	161

	—	2,539	492	3,031

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	470	—	—	470
YANG Qiang*	—	—	—	—

	1,385	—	—	1,385

Directors’ remuneration during 2019 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2019
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
YANG Jie[1]	—	461	169	630
SHANG Bing[5]	—	1,354	89	1,443
LI Yue[6]	—	1,585	187	1,772
WANG Yuhang[3]	—	415	163	578
DONG Xin[2]	—	1,469	195	1,664

	—	5,284	803	6,087

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	470	—	—	470
YANG Qiang*	—	—	—	—

	1,385	—	—	1,385

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

Directors’ remuneration during 2018 is as follows:

			Contributions
			relating to
		Salaries,	social insurance,
	Directors’	allowances	housing fund and	2018
	fees	and bonuses	retirement scheme	Total
	’000	’000	’000	’000
Executive directors (Expressed in RMB)
SHANG Bing[5]	—	867	134	1,001
LI Yue[6]	—	1,000	163	1,163
SHA Yuejia[7]	—	745	104	849
DONG Xin[2]	—	890	157	1,047

	—	3,502	558	4,060

Independent non-executive directors (Expressed in Hong Kong dollar)
WONG Kwong Shing, Frank**	177	—	—	177
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	417	—	—	417
YANG Qiang*	—	—	—	—

	1,509	—	—	1,509

[1]	Mr. YANG Jie was appointed as an executive director and the chairman of the Company with effect from March 21, 2019.
[2]	Mr. Dong Xin was appointed as the chief executive officer of the Company with effect from August 13, 2020 and had ceased to serve as the chief financial officer of the Company.
[3]	Mr. WANG Yuhang was appointed as an executive director of the Company with effect from October 24, 2019.
[4]	Mr. LI Ronghua was appointed as an executive director and the chief financial officer of the Company with effect from October 15, 2020.
[5]	Mr. SHANG Bing resigned from his position as an executive director and the chairman of the Company with effect from March 4, 2019.
[6]	Mr. LI Yue resigned from his position as an executive director and chief executive officer of the Company with effect from October 11, 2019.
[7]	Mr. SHA Yuejia resigned from his position as executive director of the Company with effect from May 17, 2018.
*	Dr. YANG Qiang was appointed as an independent non-executive director and a member of the audit committee of the Company with effect from May 17, 2018 and he voluntarily waived his director’s fees.
**	Mr. Frank WONG Kwong Shing resigned from the role of independent non-executive director of the Company with effect from May 17, 2018.

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

In 2018, 2019 and 2020, executive directors of the Company voluntarily waived their directors’ fees.

Directors’ remuneration paid during 2020 included directors’ performance related bonuses and additional bonuses related to their term of service for previous years determined and paid during the year. The unpaid portion of executive directors’ performance related bonuses for 2020 will be paid in 2021 based on their performance, and the additional bonuses related to their term of service will be paid based on their performance upon the completion of three-year evaluation period.

The Company’s other senior management’s remuneration includes basic remuneration for the year, performance related bonuses for prior year and additional bonuses related to their three-year term of service (if any). For the year ended December 31, 2020, the Company’s other senior management’s remuneration was within the range between RMB400,000 to RMB900,000 (2019: RMB1,500,000 to RMB2,000,000).

12	INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the year ended December 31, 2018, 2019 and 2020, none of the five individuals with the highest emoluments in the Group are directors or other senior management. The emoluments payable to the five individuals with highest emoluments during 2018, 2019 and 2020 are as follows:

	2020	2019	2018
	’000	’000	’000
Salaries, allowances and benefits in kind	7,684	6,592	6,579
Performance related bonuses	4,545	4,314	4,208
Retirement scheme contributions	215	187	156

	12,444	11,093	10,943

The emoluments fell within the following bands:

	2020	2019	2018
	Number of individuals	Number of individuals	Number of individuals
Emolument bands
2,000,001—2,500,000	4	5	5
2,500,001—3,000,000	1	—	—

13	TAXATION

(a)	Taxation in the consolidated statements of comprehensive income represents:

		2020	2019	2018
	Note	Million	Million	Million
Current tax
Provision for the PRC enterprise income tax on the estimated assessable profits for the year	(i)	39,870	36,989	34,395
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	400	269	275

		40,270	37,258	34,670
Deferred tax
Origination and reversal of temporary differences, net (note 22)		(6,051)	(1,916)	1,274

		34,219	35,342	35,944

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2019: 25%; 2018: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2020. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2019: 15%; 2018: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2019: 16.5%; 2018: 16.5%) of the estimated assessable profits for the year ended December 31, 2020.

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

13	TAXATION (CONTINUED)

(b)	Reconciliations between income tax expense and accounting profit at applicable tax rates:

	2020	2019	2018
	Million	Million	Million
Profit before taxation	142,359	142,133	153,895

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	35,590	35,533	38,474
Tax effect of non-taxable items
– Income from investments accounted for using the equity method	(3,086)	(3,160)	(3,465)
– Interest and other income	(47)	(75)	(131)
Tax effect of non-deductible expenses on operations in the mainland of China	1,041	1,211	604
Tax effect of non-deductible expenses on Hong Kong operations	164	114	85
Rate differential of certain operations in the mainland of China (note 13(a)(i))	(1,009)	(930)	(1,835)
Rate differential of Hong Kong operations (note 13(a)(ii))	(185)	(177)	(189)
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	693	668	1,414
Tax effect of deductible tax loss for which no deferred tax asset was recognized	1,416	2,019	1,267
Others	(358)	139	(280)

Taxation	34,219	35,342	35,944

Note: The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

13	TAXATION (CONTINUED)

(c)	The tax credited/(charged) relating to components of other comprehensive income is as follows:

	2020			2019			2018
	Before tax	Tax credited	After tax	Before tax	Tax charged	After tax	Before tax	Tax charged	After tax
	Million	Million	Million	Million	Million	Million	Million	Million	Million
Changes in value of financial assets at FVOCI	956	1	957	(74)	(1)	(75)	(168)	—	(168)
Currency translation differences	(1,915)	—	(1,915)	683	—	683	1,160	—	1,160
Share of other comprehensive (loss)/income of investments accounted for using the equity method	(617)	—	(617)	442	—	442	1,248	—	1,248

Other comprehensive (loss)/income	(1,576)	1	(1,575)	1,051	(1)	1,050	2,240	—	2,240

Current tax		—			—			—
Deferred tax		1			(1)			—

		1			(1)			—

14	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB107,843 million (2019: RMB106,641 million; 2018: RMB117,781 million) and the weighted average number of 20,475,482,897 shares (2019: 20,475,482,897 shares; 2018: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company which is used in calculating diluted earnings per share, calculated as follows, of RMB107,843 million (2019: RMB106,050 million; 2018: RMB117,781 million) and the weighted average number of 20,475,482,897 shares (2019: 20,475,482,897 shares; 2018: 20,475,482,897 shares) in issue during the year.

	2020	2019	2018
	Million	Million	Million
Profit attributable to equity shareholders of the Company used in calculating basic earnings per share	107,843	106,641	117,781
Add: dilution impact on share of profit of investment in an associate due to the associate’s convertible bonds (note 23)	—	41	—
Less: fair value gain on the associate’s convertible bonds held by the Group, net of tax	—	(632)	—

Profit attributable to equity shareholders of the Company used in calculating diluted earnings per share	107,843	106,050	117,781

14	EARNINGS PER SHARE (CONTINUED)

(b)	Diluted earnings per share (Continued)

For the year ended December 31, 2020, the Group has considered the impact from the following factors when calculating diluted earnings per share:

•	Share options issued by the Company (note 35), and

•	The Group’s associates that have issued potential ordinary shares for the year ended December 31, 2020.

For the year ended December 31, 2020, as the exercised price of the share options exceeded the average market price of ordinary shares during the period for which the share options were in issue, such share options did not have any dilutive effect on earnings per share, and the associates’ potential ordinary shares were anti-dilutive as there was fair value loss on the associate’s convertible bonds; therefore diluted earnings per share were the same as basic earnings per share.

15	PROPERTY, PLANT AND EQUIPMENT

	Buildings Million	Telecommunications transceivers, switching centers, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:
As of January 1, 2019	155,451	1,548,851	25,301	1,729,603
Transferred from construction in progress	6,251	159,098	2,165	167,514
Other additions	539	1,235	911	2,685
Disposals	—	(28)	(19)	(47)
Written-off	(822)	(100,962)	(2,450)	(104,234)
Exchange differences	71	161	9	241

As of December 31, 2019	161,490	1,608,355	25,917	1,795,762

As of January 1, 2020	161,490	1,608,355	25,917	1,795,762
Reclassification	(2,092)	12,387	(10,295)	—
Transferred from construction in progress	5,339	164,378	3,032	172,749
Other additions	163	1,935	982	3,080
Disposals	(5)	(63)	(81)	(149)
Written-off	(337)	(45,260)	(1,733)	(47,330)
Exchange differences	(189)	(444)	(20)	(653)

As of December 31, 2020	164,369	1,741,288	17,802	1,923,459

Accumulated depreciation and impairment:
As of January 1, 2019	52,158	994,803	16,146	1,063,107
Charge for the year	5,983	150,243	1,817	158,043
Written back on disposals	—	(13)	(14)	(27)
Written-off	(33)	(99,027)	(1,192)	(100,252)
Exchange differences	9	49	1	59

As of December 31, 2019	58,117	1,046,055	16,758	1,120,930

As of January 1, 2020	58,117	1,046,055	16,758	1,120,930
Reclassification	(1,333)	6,600	(5,267)	—
Charge for the year	6,073	133,912	2,897	142,882
Written back on disposals	(2)	(27)	(59)	(88)
Written-off	(292)	(43,643)	(1,654)	(45,589)
Exchange differences	(43)	(173)	(7)	(223)

As of December 31, 2020	62,520	1,142,724	12,668	1,217,912

Net book value:
As of December 31, 2020	101,849	598,564	5,134	705,547

As of December 31, 2019	103,373	562,300	9,159	674,832

15	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

With the consideration that the Group’s 4G and 5G networks are expected to co-exist for a long time and the technologies in relation to its 4G wireless assets (mainly comprising base station main equipment, base station extension equipment and antenna feed lines) are relatively stable and have not experienced any major upgrade since investment was made in such assets, the Group reassessed the actual status of use of its 4G wireless assets and as a result, adjusted the depreciable life of the 4G wireless assets from 5 years to 7 years with effect from January 1, 2020. The aforesaid changes in accounting estimates have been made using the prospective application method. The depreciation and amortization for the year ended December 31, 2020 decreased by approximately RMB19,685 million as a result of the aforesaid changes in accounting estimates.

In order to better reflect the classification of the assets, the Group adjusted the categorization of the property, plant, and equipment during the year ended December 31, 2020, which does not affect the estimated useful life and the depreciation of the relevant assets.

16	CONSTRUCTION IN PROGRESS

	2020	2019
	Million	Million
As of January 1	67,978	72,180
Additions	176,422	163,312
Transferred to property, plant and equipment	(172,749)	(167,514)

As of December 31	71,651	67,978

Construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

17	LEASES

This note provides lease information about the Group as a lessee.

(a)	Right-of-use assets

	Telecommunications Towers and related assets Million	Buildings and premises Million	Others Million	Total Million
Cost:
As of January 1, 2019	75,169	35,790	3,545	114,504
Additions	5,696	9,135	1,139	15,970
Early termination and modification of lease contracts	(1,890)	(1,620)	(567)	(4,077)
Exchange differences	—	22	—	22

As of December 31, 2019	78,975	43,327	4,117	126,419

As of January 1, 2020	78,975	43,327	4,117	126,419
Additions	7,100	10,554	1,302	18,956
Termination of lease contracts	(309)	(3,496)	(341)	(4,146)
Early termination and modification of lease contracts	(1,654)	(2,127)	(105)	(3,886)
Exchange differences	—	(99)	—	(99)

As of December 31, 2020	84,112	48,159	4,973	137,244

Accumulated amortization and impairment:
As of January 1, 2019	15,299	12,409	2,507	30,215
Charge for the year	14,738	7,675	338	22,751
Early termination and modification of lease contracts	(276)	(435)	(151)	(862)
Exchange differences	—	7	—	7

As of December 31, 2019	29,761	19,656	2,694	52,111

As of January 1, 2020	29,761	19,656	2,694	52,111
Charge for the year	15,883	9,179	950	26,012
Termination of lease contracts	(309)	(3,496)	(341)	(4,146)
Early termination and modification of lease contracts	(933)	(782)	(64)	(1,779)
Exchange differences	—	(45)	—	(45)

As of December 31, 2020	44,402	24,512	3,239	72,153

Net book value:
As of December 31, 2020	39,710	23,647	1,734	65,091

As of December 31, 2019	49,214	23,671	1,423	74,308

17	LEASES (CONTINUED)

(b)	Amounts recognized in the consolidated statements of comprehensive income

For the year ended December 31, 2020, the depreciation charge of right-of-use assets recognized in the consolidated statements of comprehensive income amounted to RMB26,012 million (2019: RMB22,751 million; 2018: nil). Other than the depreciation charge of right-of-use assets, the amounts recognized in the consolidated statements of comprehensive income in relation to interest expense of lease liabilities, and expenses related to short-term leases, low-value leases which are not recorded as short-term leases and variable lease payments are disclosed in note 10 and note 5, respectively.

18	LAND USE RIGHTS

For the year ended December 31, 2020, the amortization of land use rights expensed in the profit or loss amounted to RMB459 million (2019: RMB462 million; 2018: RMB467 million).

19	GOODWILL

	2020	2019
	Million	Million
As of January 1	35,343	35,343
Additions	1	—

As of December 31	35,344	35,343

Impairment tests for goodwill

As of December 31, 2020, the goodwill of RMB35,300 million is attributable to the cash-generating units in relation to the operation in the mainland of China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2025 and the projected perpetual cash flows after the fifth year. For the five years ending December 31, 2025, the average growth rate is assumed to be 1.5% while for the years beyond December 31, 2025, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in the mainland of China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions would not lead to the goodwill impairment loss.

20	SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

	Place of		Proportion of
	incorporation/		ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	the British Virgin Islands (“BVI”)	HK$1	100%	—	Investment holding company
China Mobile Communication Co., Ltd. (“CMC”)**	the mainland of China	RMB1,641,848,326	—	100%	Network and business coordination center
China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	the mainland of China	RMB5,594,840,700	—	100%	Telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	the mainland of China	RMB2,117,790,000	—	100%	Telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	the mainland of China	RMB2,800,000,000	—	100%	Telecommunications operator
China Mobile Group Fujian Co., Ltd.	the mainland of China	RMB5,247,480,000	—	100%	Telecommunications operator
China Mobile Group Henan Co., Ltd.	the mainland of China	RMB4,367,733,641	—	100%	Telecommunications operator
China Mobile Group Hainan Co., Ltd.	the mainland of China	RMB643,000,000	—	100%	Telecommunications operator
China Mobile Group Beijing Co., Ltd.	the mainland of China	RMB6,124,696,053	—	100%	Telecommunications operator
China Mobile Group Shanghai Co., Ltd.	the mainland of China	RMB6,038,667,706	—	100%	Telecommunications operator
China Mobile Group Tianjin Co., Ltd.	the mainland of China	RMB2,151,035,483	—	100%	Telecommunications operator
China Mobile Group Hebei Co., Ltd.	the mainland of China	RMB4,314,668,531	—	100%	Telecommunications operator
China Mobile Group Liaoning Co., Ltd.	the mainland of China	RMB5,140,126,680	—	100%	Telecommunications operator
China Mobile Group Shandong Co., Ltd.	the mainland of China	RMB6,341,851,146	—	100%	Telecommunications operator
China Mobile Group Guangxi Co., Ltd.	the mainland of China	RMB2,340,750,100	—	100%	Telecommunications operator
China Mobile Group Anhui Co., Ltd.	the mainland of China	RMB4,099,495,494	—	100%	Telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	the mainland of China	RMB2,932,824,234	—	100%	Telecommunications operator
China Mobile Group Chongqing Co., Ltd.	the mainland of China	RMB3,029,645,401	—	100%	Telecommunications operator

20	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/		ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Sichuan Co., Ltd.	the mainland of China	RMB7,483,625,572	—	100%	Telecommunications operator
China Mobile Group Hubei Co., Ltd.	the mainland of China	RMB3,961,279,556	—	100%	Telecommunications operator
China Mobile Group Hunan Co., Ltd.	the mainland of China	RMB4,015,668,593	—	100%	Telecommunications operator
China Mobile Group Shaanxi Co., Ltd.	the mainland of China	RMB3,171,267,431	—	100%	Telecommunications operator
China Mobile Group Shanxi Co., Ltd.	the mainland of China	RMB2,773,448,313	—	100%	Telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	the mainland of China	RMB2,862,621,870	—	100%	Telecommunications operator
China Mobile Group Jilin Co., Ltd.	the mainland of China	RMB3,277,579,314	—	100%	Telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	the mainland of China	RMB4,500,508,035	—	100%	Telecommunications operator
China Mobile Group Guizhou Co., Ltd.	the mainland of China	RMB2,541,981,749	—	100%	Telecommunications operator
China Mobile Group Yunnan Co., Ltd.	the mainland of China	RMB4,137,130,733	—	100%	Telecommunications operator
China Mobile Group Xizang Co., Ltd.	the mainland of China	RMB848,643,686	—	100%	Telecommunications operator
China Mobile Group Gansu Co., Ltd.	the mainland of China	RMB1,702,599,589	—	100%	Telecommunications operator
China Mobile Group Qinghai Co., Ltd.	the mainland of China	RMB902,564,911	—	100%	Telecommunications operator
China Mobile Group Ningxia Co., Ltd.	the mainland of China	RMB740,447,232	—	100%	Telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	the mainland of China	RMB2,581,599,639	—	100%	Telecommunications operator
China Mobile Group Design Institute Co., Ltd.	the mainland of China	RMB160,232,547	—	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited**	the mainland of China	US$30,000,000	100%	—	Investment holding company
China Mobile Information Technology Co., Ltd.**	the mainland of China	US$7,633,000	—	100%	Provision of roaming clearance, IT system operation, technology support services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

20	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/		ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
Aspire (BVI) Limited#	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited**#	the mainland of China	US$10,000,000	—	100%	Development, services and maintenance of industry value-added platform
Aspire Information Network (Shenzhen) Limited**#	the mainland of China	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited**#	the mainland of China	US$5,000,000	—	100%	Operation support and capability service of digital content
Fujian FUNO Mobile Communication Technology Company Limited***	the mainland of China	RMB60,000,000	—	51%	Network construction and maintenance, network planning and optimizing, training and communication services
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	—	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	—	Investment holding company
China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	—	100%	Provision of telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	HK$19,319,810,000	100%	—	Investment holding company
China Mobile International Limited	Hong Kong	HK$8,100,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services
China Mobile Group Device Co., Ltd.	the mainland of China	RMB6,200,000,000	—	99.97%	Provision of electronic communication products design services and sale of related products
China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	the mainland of China	RMB11,627,783,669	—	92%	Provision of non-banking financial services
China Mobile IoT Company Limited	the mainland of China	RMB3,000,000,000	—	100%	Provision of network services
China Mobile (Suzhou) Software Technology Co., Ltd.	the mainland of China	RMB3,172,000,000	—	100%	Provision of Mobile Cloud research and development and operation support services
China Mobile E-Commerce Co., Ltd. (“China Mobile E-Commerce”)	the mainland of China	RMB500,000,000	—	100%	Provision of e-payment, e-commerce and internet finance services

20	SUBSIDIARIES (CONTINUED)

	Place of		Proportion of
	incorporation/		ownership interest
Name of company*	establishment and operation	Particulars of issued and paid up capital	Held by the Company	Held by a subsidiary	Principal activity
China Mobile (Hangzhou) Information Technology Co., Ltd.	the mainland of China	RMB1,350,000,000	—	100%	Provision of family information products, technology research and development services
China Mobile Online Services Co., Ltd.	the mainland of China	RMB2,000,000,000	—	100%	Provision of call center and internet information services
MIGU Company Limited	the mainland of China	RMB7,000,000,000	—	100%	Provision of mobile internet digital content services
China Mobile TieTong Company Limited	the mainland of China	RMB31,880,000,000	—	100%	Provision of engineering, maintenance, sales and telecommunications services
China Mobile Internet Company Limited	the mainland of China	RMB3,000,000,000	—	100%	Provision of internet related services
China Mobile Investment Holdings Company Limited	the mainland of China	RMB1,175,920,000	—	100%	Investment holding company
China Mobile System Integration Co., Ltd.	the mainland of China	RMB1,300,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services
China Mobile (Chengdu) ICT Co., Ltd.	the mainland of China	RMB1,000,000,000	—	100%	Provision of information technology products and technology research and development services
China Mobile (Shanghai) ICT Co., Ltd.	the mainland of China	RMB800,000,000	—	100%	Provision of information technology products and technology research and development services
China Mobile Financial Technology Co., Ltd.	the mainland of China	RMB555,410,800	—	100%	Provision of e-payment, e-commerce and internet finance services
China Mobile Xiong’an ICT Co., Ltd.	the mainland of China	RMB150,000,000	—	100%	Provision of information technology products and technology research and development services
Zhongyidong Information Technology Co., Ltd.	the mainland of China	RMB1,000,000,000	—	100%	Provision of IT solution including digital technology

*	The nature of all the legal entities established in the mainland of China is limited liability company.
**	Companies registered as wholly owned foreign enterprises in the mainland of China.
***	Company registered as a sino-foreign equity joint venture in the mainland of China.
#	Effective interest held by the Group is 66.41%.

No subsidiaries which have non-controlling interests are material to the Group.

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheets are as follows:

	As of	As of
	December 31, 2020	December 31, 2019
	Million	Million
Associates	160,732	154,004
Joint ventures	1,079	1,224

	161,811	155,228

Details of principal associates, all of which are listed on exchanges, are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal activity
Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	PRC	18%	Provision of banking services
China Tower Corporation Limited (“China Tower”)	PRC	28%	Provision of construction, maintenance and operation of telecommunications towers
IFLYTEK Co., Ltd. (“IFLYTEK”)	PRC	12%	Provision of intelligent voice and artificial intelligence products and services
True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

Note:	The consistency of the accounting policies between the Group and its associates has been considered when the Group recognized its interests in these associates.

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summarised financial information on principal associates:

	SPD Bank
	As of December 31
	2020 Million	2019 Million
Total assets	7,950,218	7,005,929
Total liabilities	7,304,401	6,444,878
Total equity	645,817	561,051

Total equity attributable to ordinary equity shareholders	528,288	493,945
Percentage of ownership of the Group	18%	18%

Total equity attributable to the Group	96,018	89,774
The impact of fair value adjustments at the time of acquisition, goodwill and others	6,084	6,084

Interest in associates	102,102	95,858

	China Tower		IFLYTEK		True Corporation
	As of December 31		As of December 31		As of December 31
	2020 Million	2019 Million	2020 Million	2019 Million	2020 Million	2019 Million
Total current assets	43,204	40,995	14,978	11,430	22,748	31,298
Total non-current assets	294,176	297,072	9,858	8,671	111,806	90,680
Total current liabilities	106,635	128,364	10,392	6,866	38,301	35,186
Total non-current liabilities	44,499	27,142	1,472	1,500	77,598	57,457
Total equity	186,246	182,561	12,972	11,735	18,655	29,335

Total equity attributable to equity shareholders	186,245	182,559	12,668	11,418	18,540	29,184
Percentage of ownership of the Group	28%	28%	12%	13%	18%	18%

Total equity attributable to the Group	52,018	51,281	1,514	1,465	3,337	5,253
The impact of fair value adjustments at the time of acquisition, goodwill and others	—	—	776	810	1,855	1,834
Elimination of unrealized profits resulting from the transfer of Tower Assets	(2,228)	(2,543)	—	—	—	—

Interest in associates	49,790	48,738	2,290	2,275	5,192	7,087

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i)	Summarised financial information on principal associates (Continued):

	SPD Bank			China Tower
	2020 Million	2019 Million	2018 Million	2020 Million	2019 Million	2018 Million
Revenue	196,384	190,688	170,865	81,099	76,428	71,819
Profit before taxation	66,682	69,817	65,284	8,407	6,837	3,475
Profit attributable to ordinary equity shareholders	55,244	57,186	54,189	6,428	5,222	2,650
Other comprehensive (loss)/income attributable to ordinary equity shareholders	(3,291)	2,608	6,979	—	—	—
Total comprehensive income attributable to ordinary equity shareholders	51,953	59,794	61,168	6,428	5,222	2,650
Dividends received from associates	3,201	1,867	533	715	111	—

	IFLYTEK			True Corporation
	2020 Million	2019 Million	2018 Million	2020 Million	2019 Million	2018 Million
Revenue	13,025	10,079	7,917	30,485	31,423	33,214
Profit before taxation	1,457	995	659	208	1,727	2,662
Profit attributable to ordinary equity shareholders	1,364	819	542	231	1,256	1,444
Other comprehensive income/(loss) attributable to ordinary equity shareholders	—	—	1	(9)	(186)	(46)
Total comprehensive income attributable to ordinary equity shareholders	1,364	819	543	222	1,070	1,398
Dividends received from associates	27	27	18	114	117	39

(ii)

The fair values of the interests in listed associates are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2020		As of December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	102,102	51,642	95,858	65,993
China Tower	49,790	47,159	48,738	75,729
IFLYTEK	2,290	10,543	2,275	9,268
True Corporation	5,192	4,502	7,087	6,432

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(iii)	The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As of December 31, 2020, the fair value of investment in SPD Bank was RMB51,642 million (as of December 31, 2019: RMB65,993 million) based on its quoted market price, which was below its carrying amount by approximately 49.4% (as of December 31, 2019: approximately 31.2%). Management of the Group performed an impairment test and determined the recoverable amount of the investment based on its VIU. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending December 31, 2025 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in the mainland of China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management’s assessment results and sensitivity analysis performed, there was no impairment of the investment as of December 31, 2020.

As of December 31, 2020, the fair value of investment in True Corporation was RMB4,502 million (as of December 31, 2019: RMB6,432 million) based on its quoted market price, which was below its carrying amount by approximately 13.3% (as of December 31, 2019: approximately 9.2%). Management of the Group performed an impairment test and determined the recoverable amount of the investment based on its VIU. Based on the management’s assessment results, there was no impairment of the investment as of December 31, 2020.

As of December 31, 2020, the fair value of investment in China Tower was RMB47,159 million (as of December 31, 2019: RMB75,729 million) based on its quoted market price, which was below its carrying amount by approximately 5.3% (as of December 31, 2019: above its carrying amount by approximately 55.4%). After assessment, management concluded that the impairment was not required for the equity investment in China Tower.

Other than above, the management has determined that there was no impairment indicator of the Group’s interests in other associates or joint ventures as of December 31, 2020 and 2019.

21	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Details of a major joint venture are as follows:

In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500 million, which represents 50% of the equity interest of the Fund. As of December 31, 2020, CMC had contributed RMB1,256 million (as of December 31, 2019: RMB1,256 million) to the Fund with an outstanding commitment to further invest RMB244 million (as of December 31, 2019: RMB244 million) to the Fund upon request to be lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as of December 31, 2020 and 2019.

22	DEFERRED TAX ASSETS AND LIABILITIES

The analysis of deferred tax assets and liabilities are as follows:

	As of	As of
	December 31, 2020	December 31, 2019
	Million	Million
Deferred tax assets:
- Deferred tax assets to be recovered after 12 months, net	3,647	3,519
- Deferred tax assets to be recovered within 12 months, net	35,351	29,109

	38,998	32,628

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months, net	(1,420)	(857)
- Deferred tax liabilities to be settled within 12 months, net	(248)	(531)

	(1,668)	(1,388)

22	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2020

	As of January 1, 2020	Credited/ (charged) to profit or loss	Credited to other comprehensive income	Exchange differences	As of December 31, 2020
	Million	Million	Million	Million	Million
Net deferred tax assets after offsetting:
Write-down of obsolete inventories	13	30	—	—	43
Depreciation, write-off and impairment of property, plant and equipment	6,122	(181)	—	—	5,941
Accrued expenses and others	18,718	3,360	—	(1)	22,077
Deferred revenue from Reward Program	5,485	2,612	—	—	8,097
Expected credit impairment losses	1,637	498	—	—	2,135
Recognition of right-of-use assets and lease liabilities	769	(33)	—	—	736
Change in value of financial assets at FVOCI	(7)	—	1	—	(6)
Contract asset, contract liability and contract cost relating to customer contract	(109)	84	—	—	(25)

	32,628	6,370	1	(1)	38,998

Net deferred tax liabilities after offsetting:
Depreciation, write-off and impairment of property, plant and equipment	(2,282)	(677)	—	39	(2,920)
Recognition of right-of-use assets and lease liabilities	61	(51)	—	—	10
Deferred revenue from Reward Program	266	31	—	—	297
Accrued expenses and others	567	378	—	—	945

	(1,388)	(319)	—	39	(1,668)

Total	31,240	6,051	1	38	37,330

22	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2019

	As of January 1, 2019	(Charged)/ credited to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2019
	Million	Million	Million	Million	Million
Net deferred tax assets after offsetting:
Write-down of obsolete inventories	75	(62)	—	—	13
Depreciation, write-off and impairment of property, plant and equipment	5,289	833	—	—	6,122
Accrued expenses and others	17,715	1,003	—	—	18,718
Deferred revenue from Reward Program	5,784	(299)	—	—	5,485
Expected credit impairment losses	1,458	179	—	—	1,637
Recognition of right-of-use assets and lease liabilities	488	281	—	—	769
Change in value of financial assets at FVOCI	(6)	—	(1)	—	(7)
Contract asset, contract liability and contract cost relating to customer contract	(661)	552	—	—	(109)

	30,142	2,487	(1)	—	32,628

Net deferred tax liabilities after offsetting:
Depreciation, write-off and impairment of property, plant and equipment	(1,117)	(1,152)	—	(13)	(2,282)
Recognition of right-of-use assets and lease liabilities	16	45	—	—	61
Deferred revenue from Reward Program	157	109	—	—	266
Accrued expenses and others	138	427	—	2	567

	(806)	(571)	—	(11)	(1,388)

Total	29,336	1,916	(1)	(11)	31,240

22	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

As of December 31, 2020, the offsetting amount of deferred tax assets and deferred tax liabilities was RMB2,585 million (as of December 31, 2019: RMB2,611 million).

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB11,284 million (2019: RMB8,677 million) in respect of deductible temporary differences and tax losses amounting to RMB58,154 million (2019: RMB42,469 million) that can be carried forward against future taxable income as of December 31, 2020. The deductible tax losses are allowed to be carried forward within next five years against future taxable profits, while those of high-tech enterprises are allowed to be within next ten years, and entities operating in Hong Kong can carry forward tax losses for unlimited period.

23	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

	Financial assets at fair value through other comprehensive income (“FVOCI”)(i)	Financial assets at fair value through profit or loss (“FVPL”)(ii)
	Million	Million
As of December 31, 2019
- Current portion	—	114,259
- Non-current portion	513	—

	513	114,259
Additions	205	114,929
Maturity or disposal	(500)	(103,479)
Net fair value gains recognized in profit or loss, before tax	—	2,894
Net fair value gains recognized in other comprehensive income, before tax	956	—
Exchange differences	(63)	—

As of December 31, 2020	1,111	128,603
Less: current portion	—	(128,603)

Non-current portion	1,111	—

Note:

(i)

The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. The equity investments represent the Group’s investments in other companies at fair value (mainly level 1: quoted price (unadjusted) in active markets) through other comprehensive income as of December 31, 2020 and 2019.

(ii)

The category of FVPL mainly comprises wealth management products (“WMPs”) offered by various financial institutions in China amounting to RMB117,289 million (as of December 31, 2019: RMB103,328 million) and the Group’s investment in the convertible bonds issued by SPD Bank (“CB”) amounting to RMB9,259 million (as of December 31, 2019: RMB9,928 million). All the WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As of December 31, 2020 and 2019, they were measured at fair value (level 3: inputs for the assets or liabilities that are not based on observable market data (that is unobservable inputs)). The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. For the year ended December 31, 2020 and 2019, the Group did not convert the CB into SPD Bank’s common stock. As of December 31, 2020 and 2019, the CB were measured at the fair value as level 1 of fair value hierarchy.

There were no transfers between the levels of fair value hierarchy for the year ended December 31, 2020 and 2019.

24	RESTRICTED BANK DEPOSITS

	As of December 31, 2020			As of December 31, 2019
	Non-current assets Million	Current assets Million	Total Million	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits
- Statutory deposit reserves (Note)	8,728	—	8,728	8,586	—	8,586
- Deposited customer reserves (Note)	—	2,332	2,332	1,435	—	1,435
- Pledged bank deposits	108	498	606	42	371	413

	8,836	2,830	11,666	10,063	371	10,434

Note:

The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance and China Mobile E-Commerce, respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

25	OTHER NON-CURRENT ASSETS

As of December 31, 2020, other than contract assets and contract costs, other non-current assets also comprise long-term prepaid expenses amounting to RMB4,445 million (as of December 31, 2019: RMB4,662 million), and certificates of deposit amounting to RMB15,000 million (as of December 31, 2019: RMB5,130 million).

26	INVENTORIES

	As of	As of
	December 31, 2020 Million	December 31, 2019 Million
Handsets and other terminals	6,262	5,205
Other consumables	1,782	2,133

	8,044	7,338

27	ACCOUNTS RECEIVABLE

(a)	Aging analysis

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As of	As of
	December 31, 2020 Million	December 31, 2019 Million
Within 30 days	14,917	14,353
31 - 60 days	4,132	3,789
61 - 90 days	3,255	3,035
91 days - 1 year	13,076	9,575
Over 1 year	3,021	1,942

	38,401	32,694

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

(b)	Expected credit impairment loss allowance of accounts receivable

The following table summarizes the changes in expected credit impairment loss allowance of accounts receivable:

	2020	2019
	Million	Million
As of January 1	9,557	7,269
Additions	5,105	5,833
Written-off	(3,072)	(3,545)

As of December 31	11,590	9,557

28	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables, which are measured at amortized cost, are expected to be recovered within one year. They primarily include utilities deposits, rental deposits, short-term loans and short-term debt investments. Among which, short-term loans granted to China Tower through China Mobile Finance were RMB2,500 million (as of December 31, 2019: RMB7,450 million), and other short-term loans granted to banks, other financial institutions and other third parties as well as short-term debt investments purchased through China Mobile Finance were RMB34,335 million (as of December 31, 2019: RMB11,464 million). The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

Prepayments and other current assets primarily consist of prepayments amounting to RMB8,385 million (as of December 31, 2019: RMB7,527 million), including maintenance prepayments, power and utilities prepayments etc., and prepaid value-added tax and input value-added tax to be deducted and certified amounting to RMB17,173 million (as of December 31, 2019: RMB18,551 million), etc.

As of December 31, 2020 and 2019, there were no significant overdue amounts for other receivables.

29	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company arises from the ordinary course of business, which is unsecured, interest free and repayable on demand.

As of December 31, 2020, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries excluding the Group (“CMCC Group”) in China Mobile Finance amounting to RMB26,706 million (as of December 31, 2019: RMB21,637 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

30	BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate. As of December 31, 2020, interest receivable amounting to RMB4,461 million was included in this item.

31	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2020 Million	December 31, 2019 Million
Bank deposits with original maturity within three months	8,346	8,959
Cash at banks and on hand	204,383	166,974

	212,729	175,933

32	ACCOUNTS PAYABLE

Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc.

The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2020 Million	December 31, 2019 Million
Payable in the periods below:
Within 1 month or on demand	142,653	139,856
After 1 month but within 3 months	6,143	6,270
After 3 months but within 6 months	3,422	4,839
After 6 months but within 9 months	5,408	4,569
After 9 months but within 12 months	10,364	9,284

	167,990	164,818

All of the accounts payable are expected to be settled within one year or are repayable on demand.

33	DEFERRED REVENUE

As of December 31, 2020, deferred revenue primarily includes the non-refundable prepaid service fees received from customers amounting to RMB24,654 million (as of December 31, 2019: RMB22,316 million), transaction price allocated to the unredeemed point rewards amounting to RMB40,005 million (as of December 31, 2019: RMB25,754 million), and transaction price allocated to unused data traffic carried over amounting to RMB11,156 million (as of December 31, 2019: RMB7,853 million), etc.

	2020	2019
	Million	Million
As of January 1
- Current portion	57,825	63,185
- Non-current portion	6,861	4,881

	64,686	68,066
Additions during the year	260,950	256,432
Recognized in the consolidated statements of comprehensive income	(238,007)	(259,812)

As of December 31	87,629	64,686
Less: current portion	(79,028)	(57,825)

Non-current portion	8,601	6,861

34	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2020 Million	December 31, 2019 Million
Receipts-in-advance	73,345	69,421
Accrued salaries, wages and other benefits	6,100	7,213
Accrued expenses	93,725	76,772
Other payables	27,782	28,962

	200,952	182,368

35	SHARE-BASED PAYMENT

At the Company’s Annual General Meeting (“AGM”) held on May 20, 2020, the shareholders of the Company approved the adoption of the Share Option Scheme (the “Scheme”), for the grant of share options (“Share Options”) to qualified participants.

Under the Scheme, participants are backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. No Share Options had been granted to the directors, chief executive or substantial shareholder of the Company or any of their related parties.

The maximum number of shares to be issued upon the exercise of the Share Options granted under the Scheme shall not in aggregate exceed 10% of the total share capital of the Company as at the date of approval of the Scheme at a general meeting of shareholders.

On June 12, 2020 (the “Grant Date”), the Board of Directors of the Company approved the grant of Share Options representing an aggregate of 305,601,702 shares to 9,914 participants of the Scheme pursuant to the aforementioned authorization, which represented 1.5% of the Company’s issued share capital, at the exercise price of HK$55.00 per share. The exercise price of options shall be determined in accordance with the fair market price principle, with the base day for pricing being the Grant Date. The exercise price shall not be lower than the higher of the following prices: (i) the closing price of the Shares on the Grant Date; and (ii) the average closing price of the Shares on the HKEX for the five trading days prior to the Grant Date. Subject to the satisfaction of the conditions for vesting as provided under the Scheme, the Share Options granted shall be vested in three batches as follows: (i) the first batch (being 40% of the Share Options granted) will be vested on the first trading day after 24 months from the Grant Date; (ii) the second batch (being 30% of the Share Options granted) will be vested on the first trading day after 36 months from the Grant Date; and (iii) the third batch (being 30% of the Share Options granted) will be vested on the first trading day after 48 months from the Grant Date. Vesting period ends ten years from the Grant Date.

35	SHARE-BASED PAYMENT (CONTINUED)

(a)	Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Share option scheme
	Average exercise price	Numbers of options
As of January 1, 2020	—	—
Granted	HK$55.00	305,601,702
Forfeited	HK$55.00	(899,000)
Exercised	—	—
Expired	—	—

As of December 31, 2020	HK$55.00	304,702,702

Vested and exercisable as of December 31, 2020	—	—

For the year ended December 31, 2020, as the condition for vesting of the Share Options had not been satisfied, no Share Options had been vested, and no ordinary shares had been issued by the Company as none of Share Options was exercisable.

(b)	Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as of December 31, 2020 are as follows:

Grant date	Normal exercise period	Exercise price	No. of shares involved in the options outstanding as of December 31, 2020
June 12, 2020	June 12, 2022- June 12, 2030	HK$55.00	121,881,080
June 12, 2020	June 12, 2023- June 12, 2030	HK$55.00	91,410,811
June 12, 2020	June 12, 2024- June 12, 2030	HK$55.00	91,410,811

The options outstanding as of December 31, 2020 had a weighted average remaining contractual life of 9.5 years.

35	SHARE-BASED PAYMENT (CONTINUED)

(c)	Fair value of share options

The Company has used the Binomial Model to determine the fair value of the Share Options as of the Grant Date, which is to be recorded in profit or loss over the vesting period.

The weighted average fair value of the Share Options granted by the Company was HK$4.00 per share. Other than the exercise price mentioned above, the model inputs to determine the fair value of Share Options granted during the year ended December 31, 2020 included:

Granted on June 12, 2020
The closing price at the Grant Date	HK$54.25
Risk-free interest rate	0.65%
Expected dividend yield	5.9%
Expected volatility (Note)	21.34%

Note:

The expected volatility is determined based on the historical average daily trading price volatility of the shares of the Company.

36	CAPITAL, RESERVES AND DIVIDENDS

(a)	Share capital

Ordinary shares, issued and fully paid:

			Equivalent
	Number	HK$	RMB
	of shares	Million	Million
As of January 1 and December 31, 2020 and 2019	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

36	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends

(i)	Dividends attributable to the year:

	2020	2019	2018
	Million	Million	Million
Ordinary interim dividend declared and paid of HK$1.530 (equivalent to approximately RMB1.398) (2019: HK$1.527 (equivalent to approximately RMB1.343); 2018: HK$1.826 (equivalent to approximately RMB1.540)) per share	27,557	28,206	32,870
Ordinary final dividend proposed after the balance sheet date of HK$1.760 (equivalent to approximately RMB1.481) (2019: HK$1.723 (equivalent to approximately RMB1.543); 2018: HK$1.391 (equivalent to approximately RMB1.219)) per share	30,330	31,602	24,955

	57,887	59,808	57,825

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.84164, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2020. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2020.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

36	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends (Continued)

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2020	2019	2018
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.723 (equivalent to approximately RMB1.543) (2019: HK$1.391 (equivalent to approximately RMB1.219); 2018: HK$1.582 (equivalent to approximately RMB1.322)) per share	32,169	25,059	27,060

36	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of different reserves

(i)	Capital reserve

The capital reserve mainly comprises the following:

•	RMB295,665 million debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

•	Share of other comprehensive income/(loss) of investments accounted for using the equity method;

•	The changes in fair value of financial assets at FVOCI, net of tax, until the financial assets are derecognized; and

•	The difference between the consideration and the carrying amounts of net assets of acquired business under business combinations under common control.

(ii)	PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of the PRC, domestic enterprises in the mainland of China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant mainland subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly.

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

36	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of different reserves (Continued)

(iii)	Exchange reserve

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

As of December 31, 2020 and 2019, the Group’s total debt-to-book capitalization ratio was nil.

Except for China Mobile Finance that is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, the Company and its other subsidiaries are not subject to externally imposed capital requirements.

37	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the years ended December 31, 2018, 2019 and 2020.

		2020	2019	2018
	Note	Million	Million	Million
Revenue from telecommunications services	(i)	979	495	71
Property leasing and management services revenue	(ii)	280	197	226
Telecommunications services charges	(i)	188	103	—
Property leasing and management services charges	(ii)	1,365	1,129	1,009
Charges for use of network assets	(iii)	1,891	1,448	2,308
Charges of use of network capacity	(iii)	4	30	402
Interest expenses	(iv)	170	187	142
Short-term bank deposits received	(iv)	26,706	21,637	10,873
Short-term bank deposits repaid	(iv)	21,637	10,873	8,611
Consideration of assets transferred	(v)	—	873	—

The outstanding balances related to transactions with CMCC Group are included in the following accounts captions summarized as follows:

		As of	As of
		December 31, 2020	December 31, 2019
	Note	Million	Million
Accounts receivable		995	630
Other receivables		372	277
Prepayments and other current assets		6	2
Amounts due from ultimate holding company		1,396	1,350
Right-of-use assets		679	399
Lease liabilities		770	468
Accounts payable		4,770	6,741
Accrued expenses and other payables		1,696	90
Amounts due to ultimate holding company	(iv)	26,714	21,677

These amounts arise in the ordinary course of business and with terms determined through mutual negotiation.

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

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

(iii)	The amounts represent the charges for use of network assets and the TD-SCDMA network capacity charges paid/payable to CMCC Group.

(iv)	The amounts represent the deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

(v)	On August 9, 2019, the Group completed an acquisition of assets related to the “Village Connect” project, at a total consideration of RMB873 million.

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group

The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the year ended December 31, 2018, 2019 and 2020.

		2020	2019	2018
	Note	Million	Million	Million
Revenue from telecommunications services	(i)	582	535	604
Property leasing and management services revenue	(ii)	32	30	40
Interest and other income	(iii)	969	6,130	4,083
Dividend income		4,362	2,299	691
Telecommunications services charges	(i)	2,515	474	528
Related costs for use of tower assets	(iv)	41,438	39,843	37,837

The outstanding balances related to transactions with the associates and joint ventures of the Group are included in the following accounts captions summarized as follows:

		As of December 31, 2020	As of December 31, 2019
	Note	Million	Million
Accounts receivable	(i)	185	225
Interest receivable	(iii)	502	831
Right-of-use assets	(iv)	30,355	40,316
Other receivables	(v)	5,895	9,545
Financial assets at FVPL	(vi)	25,692	54,490
Bank deposits	(vii)	55,977	59,205
Prepayments and other current assets		23	36
Lease liabilities	(iv)	37,729	43,142
Accounts payable	(iv)	4,691	4,708
Bills payable	(iv)	1,214	356
Accrued expenses and other payables	(iv)	8,228	6,511

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group (Continued)

Note:

(i)

The amounts represent telecommunications services settlement received/receivable from or paid/payable to the Group’s associates and joint ventures for the telecommunications project planning, design and construction services and the charges of purchasing software products and services paid/payable to the Group’s associates and joint ventures.

(ii)	The amounts represent the property leasing and management service revenue received/receivable from China Tower and other associates and joint ventures.

(iii)

The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, placements with SPD Bank and short-term loans granted to China Tower; and they also include income derived from WMPs purchased from SPD Bank and the loss from the CB publicly issued by SPD Bank as mentioned in note 23.

(iv)

The amounts primarily represent the right-of-use assets and lease liabilities recognized and the amount paid/payable to China Tower and other associates and joint ventures for the use of telecommunications towers. Related costs for use of tower assets include charges for use of tower assets, the depreciation of the right-of-use assets, and the finance cost associated with the lease liabilities.

(v)

The amounts primarily represent the short-term loans granted to China Tower, placements with SPD Bank, and withholding power and utilities expenses and lease charges payable on behalf of China Tower, etc. The interest rates of short-term loans granted to China Tower are mutually agreed among both parties with reference to the market interest rates.

(vi)

The amounts represent the WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank. The return rates of WMPs are determined with reference to market conditions and the fair values of CB are based on quoted market prices (level 1).

(vii)	The amounts represent the deposits placed with SPD Bank, the interest rate of which is determined in accordance with the benchmark interest rate published by PBOC.

37	RELATED PARTY TRANSACTIONS (CONTINUED)

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

Apart from transactions with CMCC Group (notes 29 and 37(a)), associates and joint ventures (note 37(b)) and the transaction to increase contribution to the Fund (note 21), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

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

Substantially all the Group’s cash at banks, and bank deposits are deposited in financial institutions in the mainland of China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. WMPs are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings, and the related credit risks are low. CB are bonds with AAA credit rating bonds issued by SPD Bank, with a low level of credit risks.

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. Meanwhile, concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and acceptable.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets

The Group has 3 types of assets that are subject to expected credit loss model:

–	Accounts receivable

–	Contract assets

–	Other financial assets at amortized cost

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

The expected loss rates are based on the payment profiles of sales over a period before December 31, 2020 or December 31, 2019 respectively and the corresponding historical credit losses experienced within this period. The Group’s expected loss rates are mainly determined based on the corresponding historical credit losses. The Group also has considered the expected changes in macroeconomic factors, such as Consumer Price Index (“CPI”), Producer Price Index (“PPI”) and Gross Domestic Product (“GDP”), and accordingly adjusted the historical loss rates based on expected changes in these factors to reflect current and forward-looking information affecting the ability of the customers to settle the receivables.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Accounts receivable and contract assets (Continued)

The expected credit loss as of December 31, 2020 and 2019 was determined as follows for each customers group of accounts receivable due from individual customers and corporate customers, respectively:

	Within 30 days	31 days to 90 days	91 days to 1 year	Over 1 year
As of December 31, 2020	Million	Million	Million	Million
Individual customers
Expected loss rate	2%	20%	80%	100%
Gross carrying amount	3,112	846	1,772	1,531
Loss allowance	(62)	(169)	(1,418)	(1,531)

	Within 180 days	181 days to 1 year	1 year to 2 years	2 years to 3 years	Over 3 years
As of December 31, 2020	Million	Million	Million	Million	Million
Corporate customers
Expected loss rate	3%	25%	65%	85%	100%
Gross carrying amount	15,405	6,048	3,361	1,433	1,438
Loss allowance	(462)	(1,512)	(2,185)	(1,218)	(1,438)

	Within 30 days	31 days to 90 days	91 days to 1 year	Over 1 year
As of December 31, 2019	Million	Million	Million	Million
Individual customers
Expected loss rate	2%	20%	80%	100%
Gross carrying amount	3,220	1,308	2,436	1,532
Loss allowance	(64)	(262)	(1,949)	(1,532)

	Within 180 days	181 days to 1 year	1 year to 2 years	2 years to 3 years	Over 3 years
As of December 31, 2019	Million	Million	Million	Million	Million
Corporate customers
Expected loss rate	2%	20%	60%	80%	100%
Gross carrying amount	10,537	3,733	2,228	1,052	938
Loss allowance	(211)	(747)	(1,337)	(842)	(938)

As of December 31, 2020 and 2019, the expected loss rates for contract assets are from 2% to 5%.

The expected credit loss of the receivables from other customers is insignificant.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Accounts receivable and contract assets (Continued)

Expected credit impairment losses on accounts receivable are presented within other operating expenses. Subsequent recoveries of amounts previously written off are credited against the same line item. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly.

Other financial assets at amortized cost

Other financial assets at amortized cost include cash and cash equivalents, bank deposits, restricted bank deposits, other receivables and amounts due from ultimate holding company, etc. They are considered to be of low credit risk and the impairment loss allowance recognized is limited to 12 months. Management considers that the expected credit loss is insignificant.

(b)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group maintains sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, payments for short-term deposits of CMCC Group received by China Mobile Finance, dividend payments and capital expenditures.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(b)	Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2020
Accounts payable	167,990	167,990	167,990	—	—	—
Bills payable	4,561	4,561	4,561	—	—	—
Accrued expenses and other payables	200,952	200,952	200,952	—	—	—
Amount due to ultimate holding company	26,714	26,714	26,714	—	—	—
Lease liabilities	66,633	72,291	23,780	22,927	17,513	8,071
Other non-current liabilities	460	479	—	67	70	342

	467,310	472,987	423,997	22,994	17,583	8,413

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2019
Accounts payable	164,818	164,818	164,818	—	—	—
Bills payable	2,896	2,896	2,896	—	—	—
Accrued expenses and other payables	182,368	182,368	182,368	—	—	—
Amount due to ultimate holding company	21,677	21,677	21,677	—	—	—
Lease liabilities	74,303	80,973	23,814	39,791	9,662	7,706

	446,062	452,732	395,573	39,791	9,662	7,706

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c)	Interest rate and fair value risk

The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As of December 31, 2020, the Group did not have any interest-bearing borrowings at variable rates, but had RMB26,706 million (as of December 31, 2019: RMB21,637 million) of short-term bank deposits placed by CMCC, which were at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As of December 31, 2020, total cash and bank balances of the Group amounted to RMB334,777 million (as of December 31, 2019: RMB317,166 million), interest-bearing receivables amounted to RMB36,835 million (as of December 31, 2019: RMB18,914 million) and WMPs, amounted to RMB117,289 million (as of December 31, 2019: RMB103,328 million). The interest and other income generated by the assets mentioned above for 2020 was RMB14,332 million (2019: RMB14,408 million) and the average interest rate was 3.02% (2019: 3.17%). Assuming the total cash and bank balances, interest-bearing receivables and WMPs are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,779 million (2019: RMB3,334 million).

The carrying amount of the financial instruments carried at amortized cost are not materially different from their respective fair values at the balance sheet dates due to the short-terms or repayable on demand nature.

(d)	Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars that is different from the functional currency of the respective group entities. As the amount of the Group’s foreign currency cash and deposits with banks represented 3.1% (2019: 3.5%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group’s financial position and result of operations.

39	CAPITAL COMMITMENTS

The Group’s capital expenditure contracted for as of December 31 but not provided in the consolidated financial statements are as follows:

	2020	2019
	Million	Million
Land and buildings	8,607	7,430
Telecommunications equipment and others	37,967	34,463

	46,574	41,893

40	POST BALANCE SHEET EVENT

In January 2021, the Company received a notification from the NYSE that the NYSE has determined to commence proceedings to delist the American Depositary Shares (“ADSs”) of the Company. The Company has filed with the NYSE a written request for a review of such determination. The management has assessed and concluded that such event had no material impact on the Group’s consolidated financial statements for the year ended December 31, 2020, and the Group will continue to follow up the development of related matters.

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2020. Further details are disclosed in note 36(b)(i).

41	ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Depreciation

Depreciation is calculated to write off the cost of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

41	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Key sources of estimation uncertainty (Continued)

Taxation

The Group is subject to income taxes mainly in the mainland of China and Hong Kong. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

42	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE OR MANDATORY FOR THE YEAR ENDED DECEMBER 31, 2020

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and new standards and interpretations which are not yet effective or mandatory for the year ended December 31, 2020 and which have not been adopted in these consolidated financial statements. Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 16 “Lease” - Covid-19-related Rent Concessions	June 1, 2020
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment” - Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IFRS 3 “Business Combinations” - Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” - Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures” - Sale or contribution of assets between an investor and its associate or joint venture

To be determined

Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

43	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2020	2019	2018
	Million	Million	Million
Dividend income	61,401	53,475	60,044
Operating expenses	(70)	(70)	(67)
Interest and other income	17	38	41
Other gains	—	77	250

Profit before taxation	61,348	53,520	60,268
Taxation	(4)	(9)	—

PROFIT FOR THE YEAR	61,344	53,511	60,268
Other comprehensive income for the year	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	61,344	53,511	60,268

43	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of	As of
	December 31, 2020	December 31, 2019
	Million	Million
Non-current assets	494,236	492,759
Current assets	2,183	2,262
Current liabilities	4,669	5,121
Non-current liabilities	—	—
NET ASSETS	491,750	489,900

TOTAL EQUITY	491,750	489,900

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2020	2019	2018
	Million	Million	Million
Net cash (used)/generated from operating activities	(96)	(156)	2

Net cash generated from investing activities	16,414	14,778	15,792

Net cash used in financing activities	(16,288)	(14,532)	(16,331)

Net increase/(decrease) in cash and cash equivalents	30	90	(537)
Cash and cash equivalents at beginning of year	310	245	554
Effect of changes in foreign exchange rate	(46)	(25)	228

Cash and cash equivalents at end of year	294	310	245