Form 20-F
period 2021-12-31
CHINA MOBILE LTD /ADR/
filed 2022-04-28
CIK 1117795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2021, 20,475,482,897
ordinary shares were issued and outstanding.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

TABLE OF
CONTENTS
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

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.
The words “aim,” “anticipate,” “believe,” “could,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “should,” “strive,” “target,” “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in “Item 3. Key Information—Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.
Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
Not applicable.

Item 3.	Key Information.
Risk Factors
The following factors, and those factors described in our other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and such factors may have a material adverse effect on our business, financial condition, results of operations, prospects and the value of our securities.
Risks Relating to Our Business
The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin
.
We may face increasing competition from other telecommunications services providers in the mainland of China. Principal participants in the telecommunications industry in the mainland of China include China Telecom Corporation Limited, or China Telecom, China Unicom (Hong Kong) Limited, or China Unicom, China Broadcasting and us. With the Ministry of Industry and Information Technology, or the MIIT, granting the basic telecommunications service operating permit for 5G digital cellular mobile service to China Mobile Communications Group Co., Ltd., or CMCC, our parent company, the parent companies of China Telecom and China Unicom, and China Broadcasting on June 6, 2019, the competition with respect to the planning and promotion of 5G development and commercialization has been increasing due to market saturation and tariff reduction.
The PRC government has extended favorable regulatory policies to our primary competitors in order to help them become more viable competitors to us. In terms of 5G services, as compared to the frequency bands allocated to our competitors, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges initially. Those asymmetrical and other regulatory measures could adversely affect our competitiveness and increase competition in the PRC telecommunications industry. See “—Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Furthermore, China Telecom and China Unicom have also entered into strategic cooperation arrangements to promote resource-sharing in certain aspects of business operations, including the construction of 5G network, which may strengthen their competitiveness in the market, and they could enter into further cooperation in the future. For further information, see “Item 4. Information on the Company—Business Overview—Competition.” Such cooperation may significantly change the competitive landscape of the telecommunications industry in the mainland of China. In addition, our competitors and we have been rolling out 5G tariff plans to attract customers, and some of the plans offered by our competitors may be more attractive to customers than ours. Accordingly, we cannot assure you that we will be able to compete effectively, or that such competition will not materially and adversely affect our business, financial condition and results of operations.
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
Moreover, the evolution of telecommunication technologies and services has changed the competitive landscape in the telecommunications industry in the mainland of China. The intensified competition in new products and services arising from technological advances could reduce our tariff, increase our customer acquisition cost and decrease our market share as customers choose to receive telecommunications and related services from other providers. In the meanwhile, the competition from non-traditional
telecommunications services providers, such as Internet service providers, mobile software and applications developers and equipment vendors, is also increasing. These new competitors, leveraging on their advantages in new technology and services, compete against us in telecommunications business by offering mobile Internet access and Over The Top services, such as instant messaging, Voice over Internet Protocol, or VoIP, services, or audio or video content services delivered over the Internet, and pose challenges to us in retaining existing customers and market position. In addition, the strategic cooperation between Internet service providers and telecommunications operators is reshaping the competition in the telecommunications market. See “—Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services.”
Furthermore, the PRC government has implemented a number of measures that permit certain operators approved by the MIIT to lease telecommunications infrastructure and repackage mobile services for sale to end-customers. Since May 1, 2018, subject to MIIT’s approval, non-state-owned
companies, state-owned companies and foreign invested enterprises are allowed to lease mobile services from China Telecom, China Unicom or us and provide mobile services to end-customers after repackaging these services. As of December 31, 2021, 17 companies had entered into agreements with us for provision of mobile services to end-customers.
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
Since May 2015, in response to the expectations of the general public and customers and in order to implement the said national policy, we have, in addition to continuous enhancement of network capacity and increase of network speed, took a series of tariff reduction measures, including but not limited to the launch of an unused data traffic carry-over program for our mobile monthly plans in October 2015, which allows the customers to carry over their monthly plan’s remaining unused data traffic to the following month, preferential Internet dedicated line tariffs for small and medium enterprises since May 2017, cancellation of all handset domestic long-distance and roaming tariffs since September 2017 and cancellation of tariffs for domestic data roaming since July 2018. In 2019, we reduced the broadband tariffs for small and medium enterprises by 39% and the tariffs for handset data by 47% in the aggregate. In 2020, we continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans that reduced the tariffs for handset data by 27.1% in the aggregate. In 2021, we continued to implement tariff reduction to benefit corporate and individual customers. See “Item 4. Information on the Company—Business Overview—Tariffs” for further information.
Such measures have asserted pressure on the growth of revenue from wireless data traffic services and wireline broadband services, which in turn had a negative impact on our overall revenue and profitability. As we might be required to further adjust our tariffs or take other initiatives under the “speed upgrade and tariff reduction” policy or other similar policies to be issued by the PRC government in the future, we cannot assure you that our financial condition and results of operations would not be materially and adversely affected by these policies.
We may encounter difficulties and challenges in the commercialization of 5G technologies.
We have been actively engaged in
5G-related
research and development, or R&D, activities and commercialization of such technologies. We are also involved in setting 5G technological standards. See “Item 4. Information on the Company—Business Overview—Research and Development—Setting Technical Standards and Promoting Industry Development for 5G Commercialization.” In June 2019, the MIIT granted the operating permit for 5G digital cellular mobile service to the respective parent companies of China Telecom, China Unicom and us and China Broadcasting. Since then, exploring business models that will realize the commercial potentials of 5G technologies became the core of our
5G-related
work, and we have been working together with various industry players in planning and promoting 5G development and driving the optimization of standards, advancements in devices, enrichment of applications and construction of the ecosystem in respect of 5G. We began providing 5G services in November 2019. As of December 31, 2021, we had 387 million of 5G package customers.

Delivery and expansion of our commercial 5G services require us to devote financial and operational resources, and we have made and expect to continue to make substantial investments in the construction of the infrastructure of our 5G network. However, there exist significant uncertainties in market reception of our 5G services, competitive landscape, the amount of time and financial and operational resources needed to improve technologies and to acquire the requisite knowhow, the capital expenditures needed to construct the necessary infrastructure, our suppliers’ ability to manufacture equipment and devices supporting the infrastructure of 5G system as well as future expansion of 5G technologies in the vertical industries. In particular, to enhance our competitive position in the 5G market, we may offer tariff promotions to attract and retain customers, which may affect our profitability and results of operations. Moreover, the PRC government may require reduction in the tariffs of our 5G services. See “ —Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Therefore, we cannot assure you that we will be able to expand and profit from our 5G services.
In addition, our primary competitors tend to benefit from certain asymmetrical regulatory measures in connection with frequency band allocation. See “ —Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Consequently, those available to us are not widely used in the telecommunications industry and may pose more technical and operational challenges to us in the initial stages of rendering 5G services. Therefore, as compared to our competitors, we may not be in the best position to compete effectively against them. Meanwhile, we are in the process of making technical adjustments to our existing network and reallocating certain frequency bands previously used for 4G services to 5G services. Any significant delay in such reallocation among our own networks could add time pressure on or cause additional costs in the commercialization of 5G technologies and our 4G services may also be temporarily discontinued in certain areas or otherwise disrupted during such transition. Further, China Telecom collaborated with China United Network Communications Corporation Limited, or CUCL, a wholly-owned subsidiary of China Unicom, in 2019, and rolled out 5G network co-building
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
Transactions in our ordinary shares by U.S. persons beyond specified dates are prohibited and our American Depositary Shares (“ADSs”) were delisted.
On November 12, 2020, the President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021, the “EO 13959”) to (i) prohibit (the “Prohibitions”) any transaction by any U.S. person, subject to certain divesture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities (“Restricted Securities”), of certain Chinese companies (each, a “Restricted Company”), (ii) prohibit possession of the foregoing securities by a U.S. person after November 11, 2021 and (iii) authorize the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on January 8, 2021, added the Company to the Restricted List. According to guidance issued by OFAC (available at https://home.treasury.gov/system/files/126/ccmc_gl1a_01272021_1.pdf), the Prohibitions with respect to the Company took effect on March 9, 2021, 60 days after the Company was added to the Restricted List.
In addition, on December 31, 2020, the New York Stock Exchange (the “NYSE”) announced that it had determined to commence proceedings to delist our ADSs on the basis that we were no longer suitable for listing in light of the EO 13959. On January 4, 2021, the NYSE announced that, in light of further consultation with relevant regulatory authorities, the NYSE no longer intended to move forward with the delisting action in relation to our ADSs. On January 6, the NYSE announced that it had determined (the “Determination”) to re-commence
proceedings to delist our ADSs to comply with the EO 13959 and suspended trading in our ADSs on January 11, 2021. Separately, the Depository Trust & Clearing Corporation’s National Securities Clearing Corporation (“NSCC”) suspended trade capture activities through its Universal Trade Capture (“UTC”) and Continuous Net Settlement (“CNS”) systems for our ADSs after trading ended on January 8, 2021. As a result, our ADSs can no longer be traded in any U.S. market that relies on NSCC’s UTC and CNS systems, including the over-the-counter
(“OTC”) markets.

On January 20, 2021, we filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”). The Company requested that the Committee reverse the Determination and stay the trading suspension of the ADSs pending review of the Determination. On May 6, 2021, the Committee affirmed the Determination. On May 7, 2021, the NYSE filed a Form 25 with the SEC to strike the Company’s ADSs from listing and registration. The delisting of the Company’s ADSs became effective on May 18, 2021. In light of the delisting, we terminated our ADSs program subsequently on September 13, 2021 and therefore, we no longer have any ADSs outstanding.
On June 3, 2021, the new President of the United States signed Executive Order 14032 (the “EO 14032”), which amended the EO 13959 and extended the effective date of the Prohibitions to August 2, 2021. Transactions of our Restricted Securities made solely to effect the divestment are allowed until June 3, 2022. The foregoing events may adversely affect investor sentiment toward our Company, regardless of our actual operating performance. As a result, the value and liquidity of our securities may be materially and adversely affected.
We are subject to increased regulatory scrutiny and compliance costs as a result of being listed on multiple stock exchanges.
In January 2022, we completed an issuance of additional ordinary shares which are subscribed for in Renminbi by investors in the PRC, listed on the Shanghai Stock Exchange and traded in Renminbi (the “RMB Shares”). As a result of the completion of the offering of our RMB Shares, we became subject to the applicable laws, rules and regulations governing public companies listed in the mainland of China, in addition to the various laws, rules and regulations that we are currently subject to in Hong Kong and the United States. The listing and trading of our securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face scrutiny by regulatory authorities in these jurisdictions and markets.
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
We procure our telecommunications network equipment, related maintenance and technical support and other equipment and service from certain PRC and overseas suppliers. See “Item 4. Information on the Company—Business Overview—Mobile Networks.” We also transact with our business partners who operate globally. Therefore, both we and our business partners are subject to the laws and regulations in various jurisdictions and international organizations. The relevant jurisdictions or international organizations include, among others, the United States, the European Union (“EU”) and the United Nations. Any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. Such disruptions could prevent our suppliers from delivering equipment and services to us in accordance with the agreed terms of supply. This could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment or services in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected equipment and services and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications.
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

Any of the above and other consequences could materially adversely affect our business, results of operations, financial condition and prospect.
Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.
The PRC government has extended favorable regulatory policies to some of our competitors in order to help them become more viable competitors to us. For example, the MIIT has decided to make asymmetrical changes, effective January 1, 2014, to the public telecommunications network interconnection settlement standards of basic telecommunications operators in the mainland of China. As a result of these changes, when mobile users of China Telecom and China Unicom and our mobile users in the mainland of China (excluding
TD-SCDMA
users with certain specified prefix numbers) make calls to each other, the settlement charges payable by China Telecom and China Unicom to us were adjusted from RMB0.06/minute to RMB0.04/minute, while the settlement charges payable by us to China Telecom and China Unicom remained at RMB0.06/minute. The MIIT expects to assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustments when appropriate. See “Item 4. Information on the Company—Business Overview—Interconnection.” Additionally, in 2016, the MIIT approved China Telecom and China Unicom to refarm their respective spectrum by reallocating the frequencies initially allocated to 2G and 3G services to 4G services. Compared to the higher frequencies allocated to 4G, frequencies allocated to 2G and 3G services are lower and therefore can reach farther with less penetration loss. As a result, spectrum refarming would help such operators improve overall network quality at a lower cost. We received the permission to provide 4G services based on the LTE FDD technology on April 3, 2018. In addition, our parent company, CMCC, has been approved by the MIIT to provide 4G services on frequency bands initially allocated to 2G and 3G services until December 31, 2023. We cannot assure you that we will be able to get more spectrum or maintain the existing spectrum upon the expiry of such approval.
Constrained by the frequency spectrum available to us, we may not effectively compete with these operators in our provision of 4G services. See “—Our future network capacity growth may be constrained by the frequency spectrum available to us.” Moreover, in December 2018, the MIIT granted CMCC, our parent company, a permit to use the frequency bands of 2515MHz-2675MHz and 4800MHz-4900MHz for its 5G system in the mainland of China. The MIIT allocated the frequency bands of 4900-4960MHz, 3400-3500MHz and 3500-3600MHz to China Broadcasting and the respective parent companies of China Telecom and China Unicom, respectively, for their own 5G programs. In November 2019, the MIIT allocated the frequency bands of 3300-3400MHz to China Broadcasting and the respective parent companies of China Telecom and China Unicom for their joint use in indoor 5G coverage. In April 2020, the MIIT re-designated
the 700MHz frequency band, which China Broadcasting had been using for radio and television broadcasting, for mobile communication purposes, thus allowing China Broadcasting to use such frequency band for its 5G program. Our cooperation with China Broadcasting requires collaboration between both parties in various aspects and is therefore subject to uncertainty. See “—We may encounter difficulties and challenges in the commercialization of 5G technologies.”
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
Cyber attacks, including through the use of malware, computer viruses, distributed denial of services attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our telecommunications networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures, loss of information, data security breaches, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our operations or our customers’ operations. We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessment and anonymizing personal data. See “Item 4. Information on the Company—Business Overview—Information Systems” for details. We cannot assure you that the security measures we have implemented will not be bypassed or otherwise can fully protect the integrity of our telecommunications network, including our mobile network. The economic costs to us to eliminate or alleviate cyber attacks could be significant and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the perpetrators, which are often difficult to identify. Further, the perpetrators of cyber attacks are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. While, to date, we have not been subject to cyber attacks which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risks associated with cyber attacks, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

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
Our wireless data traffic business has experienced continuous growth in recent years. The continued substantial increase in data traffic significantly strains the existing capacity of our telecommunications network infrastructure, which we expect to make continuous investments to improve. Moreover, our increased efforts to facilitate the commercialization of 5G technologies and services require investment in the construction of relevant network infrastructure. As a result, we made, and will continue to make, substantial investments in the construction of our network infrastructure to carry the increasing data traffic in the new generation of technology. Accordingly, the amount of our capital expenditures in future years could remain high. We incurred capital expenditures of RMB183.6 billion in 2021, which was spent primarily to continued
build-out
and enhancement of our 5G network, the construction of cloud-based infrastructure, support for the all-rounded
development of the “four growth engines,” and enhancement of smart operations. We expect to incur capital expenditures of approximately RMB185.2 billion in 2022. Capital expenditure in 2022 will serve a variety of purposes, including building our premium 5G network, our integrated computing force network and industry-leading smart mid-end
platform, and support for the
all-rounded
development of CHBN business. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements” for more information on our expected capital expenditures. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired outcomes.
We may suffer damage to our reputation and financial losses due to communications fraud carried out on our network.
Communications fraud in the mainland of China poses a risk to our business. As we provide connections to the network and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content distributed through our network or displayed on websites that we host. If communications fraud is committed over our network, we may incur liability as a result of the inadequacy in our measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Notice on Advancing Key Tasks in Preventing Telecommunications Fraud in 2019 issued by the MIIT on May 9, 2019, the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network released on October 21, 2019, the Notice of the Ministry of Industry and Information Technology on Strengthening the Management of Call Center Business issued by the MIIT on June 8, 2020, and Notice of the Ministry of Industry and Information Technology on Carrying out Actions to Improve the Perception of Information and Communication Services issued by the MIIT on November 1, 2021. We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented the real-name registration system for our customers in accordance with the requirements of government authorities, developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. See “Item 4. Information on the Company—Business Overview—Sales and Customer Services—Service Quality.” However, we cannot and do not screen all of the information distributed through our network or websites. There is no assurance that our measures to prevent or detect fraud will work effectively. Litigations arising from the claims of communications fraud have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, which could in turn damage our reputation and have an adverse effect on our business and results of operations.

Our business may be materially and adversely affected by the
COVID-19
outbreak or future epidemics or pandemics.
COVID-19,
a disease caused by a novel strain of coronavirus, has spread globally since the beginning of 2020, and the World Health Organization declared the outbreak of
COVID-19
a pandemic on March 13, 2020.
COVID-19
pandemic has caused significant economic and financial disruptions around the world. The duration and intensity of the disruptions resulting from
COVID-19
outbreak, the extent and severity of new waves of outbreak, the progress of distribution of
COVID-19
vaccine and the development of other medical treatment remain uncertain. At this time, it is not possible to estimate how long it will take to halt the spread of the virus or the longer-term effects that
COVID-19
pandemic could have on our business. We are continuing to monitor the spread of
COVID-19
and related risks.
Due to the outbreak of
COVID-19,
the PRC government implemented a number of control measures. The
COVID-19
pandemic has significantly disrupted China’s economy in the first quarter of 2020. Although China’s economy has experienced recovery since then, it may continue to face challenges due to the spread of the pandemic, risks associated with further local outbreaks and imported cases and heightened volatility and uncertainties in the global economy.
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
We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations. See “—Risks Relating to the mainland of China—An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”
We face risks relating to our acquisitions, investments and specialized subsidiaries.
We made acquisitions of and hold investments in other entities, with some of which we also established contractual arrangements such as the strategic cooperation. Such investments and acquisitions include our equity interest in Shanghai Pudong Development Bank, or SPD Bank, China Tower, IFLYTEK CO., LTD., or IFLYTEK, True Corporation Public Company Limited, or True Corporation, China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership), or China Mobile Fund, Beijing Channelsoft Technology Co., Ltd., or ChannelSoft, Xiaomi Corporation, or Xiaomi, Beijing Haitian Ruisheng Science Technology Co., Ltd., Beijing Kingsoft Office Software, Inc., or Kingsoft office, Fujian Heyi Health Technology Development Co., Ltd., AsiaInfo Technologies Limited, Huaqin Technology Co., Ltd., Zhengshu Network Technology Co., Ltd., Haida Insurance Brokerage Co., Limited, Zhejiang
New-type
Internet Exchange Point Co., Ltd., Beijing Haiyu Dongxiang Technology Co., Ltd., Shenzhen Qianhai
New-type
Internet Exchange Point Co., Ltd., Ningxia Zhongwei New Internet Exchange Center Co., Ltd., Harbin Energy Innovate Science & Technology Co., Ltd., Huanyu Trust (Beijing) Technology Co., Ltd., Zhongji Innolight Co., Ltd., Nanjing Chuangxin Huilian Technology Co., Ltd., Xintong Digital Intelligence Quantum Technology Co., Ltd., and our acquisitions of business and assets of China Tietong Telecommunications Corporation, or China Tietong. See “Item 4. Information on the Company—Business Overview—Investments and Acquisitions.” In the future, we may pursue additional acquisitions or otherwise make new investments in other business areas as such opportunities arise.

Furthermore, we have established certain subsidiaries to carry out specialized operations, such as China Mobile Financial Technology Company Limited, or China Mobile FinTech, China Mobile Group Device Company Limited, or China Mobile Device, China Mobile International Limited, or China Mobile International, China Mobile IoT Company Limited, China Mobile Online Services Co., Ltd., China Mobile (Suzhou) Software Technology Co., Ltd., China Mobile (Hangzhou) Information Technology Company Limited, MIGU Co., Ltd., or MIGU, China Mobile Internet Company Limited, China Mobile Investment Holdings Co., Ltd., or CMI Holdings, and China Mobile Group Finance Co., Ltd., or China Mobile Finance. We expect to further enhance our operational efficiency by establishing other subsidiaries that operate certain other aspects of our businesses in accordance with our business development strategies.
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
Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business and results of operations.
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
Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. In addition, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in operating conditions or a deterioration in the degree of compliance with our policies or procedures. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, our management may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, it may decline to express an opinion on the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements. In addition, any deficiency in our internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.
Some employee misconduct, including misconduct by senior management, may not be detected or prevented in a timely manner, and such misconduct may damage our reputation.
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
As described above, we have taken various measures to prevent employee misconduct. We cannot assure you, however, that all misconducts or allegations of misconduct by our management and staff can be detected or prevented in a timely manner. If various measures we have taken prove ineffective in preventing employee misconduct, our reputation may be severely harmed.
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
As of March 31, 2022, CMCC, directly or indirectly, owned approximately 69.82% of our outstanding shares. Accordingly, CMCC is, and will be, able to (i) nominate substantially all of the members of our board of directors and, in turn, indirectly influence the selection of our senior management; (ii) control the timing and amount of our dividend payments; and (iii) otherwise control or influence actions that require approvals of our shareholders.
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
In addition, the refarming process could lead to discontinuation in certain services and affect customer experience, which may adversely affect our business and reputation. Under the existing agreement between CMCC and us, we have the right to use the allocated frequency spectrum in the mainland of China. Additionally, the frequency bands that we are permitted to use for 5G services may also constrain the development of our 5G network. See “—We may encounter difficulties and challenges in the commercialization of 5G technologies.” Furthermore, part of the frequencies initially allocated to our 4G services are expected to be reallocated to our 5G services and we cannot assure you that our existing 4G services will not be negatively interfered during such process.

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
China Tower was established in July 2014 by China Mobile Communication Co., Ltd., or CMC, our wholly-owned subsidiary, China Telecom and CUCL, a wholly-owned subsidiary of China Unicom and as of March 31, 2022, we indirectly owned approximately 28% equity interest in China Tower through CMC. The purpose of establishing China Tower is to reduce the overall capital expenditures and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. We believe that participating in the establishment of China Tower will benefit our operation and business development in the following significant aspects: (i) to enhance our telecommunications network coverage ability, (ii) to save capital expenditures and optimize cash management, and (iii) to realize investment return from the equity investment in the long run. In order to achieve such purpose, on October 14, 2015, CMC entered into a transaction agreement on transfer of its then-owned telecommunications towers and related assets to China Tower. CMC entered into the Commercial Pricing Agreement, or the Lease Agreement on July 8, 2016 and a supplemental agreement on January 31, 2018 to lease from China Tower telecommunications towers and related assets. See “Item 4. Information on the Company—The History and Development of the Company—Industry Restructuring and Changes in Our Shareholding Structure” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Telecommunications Towers and Related Assets Lease Arrangement.”
Our cooperation with China Tower has been benefiting us since its establishment and is expected to continue to run smoothly. However, as we do not own a majority interest of, or otherwise control, China Tower, China Tower may not always act in the best interests of us, and there are uncertainties as to whether the services of China Tower can sufficiently support our business needs and plans, particularly our plan to expand our 4G and 5G business, and whether China Tower can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets. Additionally, since it is expected that none of us, China Telecom or China Unicom will construct any telecommunications tower after the establishment of China Tower, our business will rely on these telecommunications towers usage arrangements with China Tower. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. In particular, the Lease Agreement provides for a pricing adjustment mechanism under which the fees may be further negotiated or agreed upon after considering any effects of inflation, significant fluctuations in the real estate market or the steel price, many of which are beyond our control. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with China Tower new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may be materially and adversely affected. Moreover, establishment of China Tower may enable our competitors to expand their 4G and 5G networks and businesses at a faster pace, which may, in turn, reduce our competitiveness and market share. Failure of China Tower to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations, financial condition, and results of operations.

We rely on our relationship with China Broadcasting to develop and use 5G network.
In May 2020, we announced that CMCC, our parent company, entered into a collaborative framework agreement in relation to 5G co-construction
and sharing with China Broadcasting. Pursuant to this collaborative framework agreement, CMC, our wholly-owned subsidiary, on behalf of its 31 provincial subsidiaries, entered into four specific collaboration agreements with China Broadcasting on January 26, 2021. Further, in September 2021, CMC, on behalf of CMCC and 31 provincial subsidiaries, entered into a supplemental agreement with China Broadcasting in relation to co-construction
and sharing of 5G wireless network with a frequency of 700MHz. Please see “Item 4. Information on the Company—Business Overview—5G
Co-construction
and Sharing Agreements” for further information.
We believe that, through such cooperation with China Broadcasting, parties can leverage their advantages in areas such as 5G technologies and spectrum resources to intensively and efficiently achieve 5G network coverage. However, there is no guarantee that we will be able to fully achieve the intended benefit of such cooperation. If our cooperation with China Broadcasting is terminated or the implementation of such cooperation is not as agreed under the relevant collaboration agreements, we may not be able to construct 5G network infrastructure as currently planned and achieve network coverage as planned or as efficiently, which could materially and adversely affect our business operations, financial condition, and results of operations.
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
The State Administration for Market Regulation, or SAMR, which is the anti-monopoly regulatory authority in the PRC, has been conducting an investigation (the “Investigation”) on four of our provincial subsidiaries over alleged violation of the PRC Anti-Monopoly Law in their sales activities involving customized 4G+ handsets. The Investigation concerns those sales activities, which are alleged to have restricted competition, involving paying subsidies to our distributors and setting sales performance targets on our handset manufacturers for purposes of increasing the sales of our specially customized 4G+ handsets, which activities were already suspended. The SAMR is responsible for the enforcement of the PRC Anti-Monopoly Law and relevant regulations, including promulgating related regulatory policies and guidelines, reviewing monopoly agreements, investigating into abuse of dominant market position and examining concentration of enterprises. It also has the power to issue orders and fines and confiscate gains deemed illegal or take other regulatory actions against wrongdoings. See “ Item 4. Information on the Company—Business Overview—Regulation—Market Regulation.” We have been cooperating with the SAMR during the Investigation and responding to SAMR’s formal requests for information and documents in a timely manner. Since the publication of our 2018 annual report on April 29, 2019, we have not been requested by the SAMR to provide any further information or documents or take any other actions and as of the date of this report, the SAMR has not made any decision or reached any conclusion of the Investigation. We currently cannot predict when the SAMR will issue its decision or assure you that such decision would be in favor of us. Any SAMR’s findings of wrongdoings by us including any of our subsidiaries or any judicial decisions against us could damage our reputation, and any fines or monetary damages that we might be required to pay could negatively affect our results of operations and financial condition.

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
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted a rule that applies to companies that use certain minerals and metals, known as conflict minerals, in their products, including certain products manufactured for them by third parties. The rule will require companies that use conflict minerals in the production of their products to conduct due diligence as to whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and to file certain information with the SEC about the use of these minerals. We filed our conflict minerals report for the years ended December 31, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 with the SEC, and our conflict minerals report for the year ended December 31, 2021 is due May 31, 2022. We will incur additional costs to comply with the due diligence and disclosure requirements. In addition, depending upon our findings, or our inability to make reliable findings, about the source of any possible conflict minerals that may be used in any products manufactured for us by third parties, our reputation could be harmed, and there may also be disruptions to our business and strategy.
We enjoy certain preferential tax policies in the mainland of China; any adverse change of such tax policies in the future may have an adverse effect on our cash flows and results of operations.
According to the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Deepening the Value-added Tax Reform Policy (Announcement No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs in 2019), from April 1, 2019 to December 31, 2021, taxpayers in the producer and consumer services sectors in the mainland of China, including us, are allowed to deduct tax payable by adding 10% to the current deductible input tax. Such preferential tax treatment has been extended to December 31, 2022, according to the Announcement of the Ministry of Finance and the State Administration of Taxation on the Value-added Tax Policy for the Bailout and Development of Difficult Industries in the Service Sector (Announcement No. 11 of the Ministry of Finance and the State Administration of Taxation in 2022).
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
As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The regulatory framework within which we operate may limit our flexibility to respond to changes in market conditions or competition and could negatively affect our cost structure, profit margin and market share. For example, in recent years, PRC government authorities have required the implementation of real name registration for mobile users. Furthermore, since 2015, the PRC government announced a number of policies on network speed upgrade and tariff reduction, and we introduced, and will continue to introduce, corresponding measures. See “Item 4. Information on the Company—Business Overview—Tariffs.” The PRC government may announce additional tariff reduction policies in the future, and we cannot predict to what extent we may be required to further reduce tariffs. Future changes in tariff policies could significantly decrease our revenues and materially reduce our profitability. See “—Risks Relating to Our Business—Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” Additionally, following pilot mobile number portability programs in Tianjin, Hubei, Jiangxi, Yunnan and Hainan, the PRC government announced in March 2019 a directive to implement mobile number portability programs in the mainland of China by the end of 2019. In November 2019, the PRC government announced the official implementation of such programs nationwide. As a result, the competition among telecommunication operators may further intensify. In response, we may offer more tariff promotions to attract and retain customers. As a result of such intensified competition, our results of operations, profitability and market share may suffer. Any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may have a material adverse effect on our business, financial condition, results of operations and prospects.

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
Furthermore, personal privacy, cyber security, and data protection are becoming increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. The Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017, sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, the protection of personal information, and the supervision and administration of cyber security in the mainland of China. See “Item 4. Information on the Company—Business Overview—Regulation—Cyber Security and Personal Privacy Protection.” These requirements could increase our costs of compliance. In furtherance of the Cyber Security Law, the PRC government published “Cybersecurity Review Measures” on April 13, 2020. The Cybersecurity Review Measures provides for the scope and procedures of cybersecurity review and its latest amendment came into effect on February 15, 2022. In addition, the PRC government also published “Guiding Opinions on Implementation the Multi-Level Protection System for Network Security and Critical Information Infrastructure Security Protection System” in September 2020, requiring critical information infrastructure operators to carry out security construction and evaluation in accordance with multi-level network security protection standards, and “Security Protection Regulations on the Critical Information Infrastructure” in July 2021, providing guidance on the compliance obligations and penalties imposed on the critical information infrastructure operators. The Data Security Law of the PRC, which came into effect on September 1, 2021, requires entities and individuals carrying out data activities in China to establish and improve their data security systems and implement necessary technologies and measures to safeguard data security. It also sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations. The Personal Information Protection Law of the PRC, which came into effect on November 1, 2021, includes the basic rules for personal information processing, rules for cross-border provision of personal information, obligations of personal information processors, and legal responsibilities for illegal collection, processing and use of personal information. Although we have taken and will continue to take measures to comply with those laws and regulations, we cannot assure you that we will comply with the regulatory requirements in all aspects at all times. Any inability to comply with the relevant laws, regulations and policies could result in additional cost and liability to us, damage our reputation, and adversely affect our business. Moreover, increased costs to comply with and other burdens imposed by the relevant laws, regulations and policies that are applicable to the businesses of our suppliers, vendors and other service providers, as well as our customers, may inhibit our business development or curb the demand of our products and services. If we are unable to respond to changing laws, regulations, policies and guidelines related to privacy or cyber security, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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
Under the Telecommunications Regulations, telecommunications operators in the mainland of China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MIIT has the authority to delineate the scope of these service obligations. In December 2015, the MOF and the MIIT jointly issued a notice on the pilot program to promote basic universal telecommunications services in rural areas where telecommunications operators in the mainland of China, including us, are encouraged to support the broadband development in rural and remote areas, so as to facilitate the achievement of certain strategic goals relating to “Broadband China.” This includes achieving, by 2020, the goal of broadband access in 98% of the villages by administrative division and the rural broadband access capacity of more than 12Mbps. As of December 31, 2021, we had provided broadband access to around 59,600 villages by administrative division under the universal service program. We cannot predict whether we will be required to provide other universal services in the future and, if so, whether we will be adequately compensated by the government or by the universal service fund. We also cannot assure you whether we will be required to make contribution to the universal service fund. Any of these events could reduce our revenues and/or profitability.
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
Risks Relating to the mainland of China
An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects
.
We conduct most of our business and generate substantially all of our revenues in the mainland of China. As a result, economic, political and legal developments in the mainland of China have a significant effect on our financial condition and results of operations, as well as our future prospects. While the mainland of China has been one of the world’s fastest growing economies in recent years, with its real gross domestic product, or GDP, growth rate being 8.1% in 2021, it is still facing domestic and international challenges from time to time, and its GDP growth rate may decline in the future. For example, the
COVID-19
pandemic could cause a global recession and a significant slowdown in the economic development in many countries including China and even long-term economic depression. The global economy may continue to deteriorate in the future and as China is increasingly connected with the rest of the world, any slowdown or decline of global economy could adversely impact China’s economy in various respects, including reduced exports, decreased consumer spending, higher unemployment levels, lower business confidence and continued volatility of financial markets. Additionally, despite the phase one trade deal reached between China and the United States amid the trade disputes between the two countries, there is no assurance that the trade disputes between China and the United States will be fully resolved in the near future or new trade frictions between China and other countries will not emerge in the future, which could in turn harm China’s economic growth. A deterioration in the business environment of the mainland of China as a result of the slowdown in economic growth could reduce business activities and demand for our services and products, which could materially and adversely affect our business, financial condition and results of operations.

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

As part of continued regulatory focus in the United States on access to audit and other information currently protected by foreign law, in particular the PRC’s law, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a
non-U.S.
authority in the auditor’s local jurisdiction. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Final rules implementing certain requirements of the HFCA Act were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determination that the PCAOB is unable to inspect or investigate it completely since it is headquartered in the mainland of China.
As a result of the inability of the PCAOB to conduct inspections of auditors in China, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections, which may make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, and could cause our investors and potential investors to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.

Item 4.	Information on the Company.
We provide full communications services in all 31 provinces, autonomous regions and directly-administered municipalities in the mainland of China as well as in Hong Kong. Based on publicly available information, we are the leading provider of telecommunications and related services in the mainland of China and the largest provider of telecommunications and related services in the world as measured by the total number of mobile customers as of December 31, 2021. As of March 31, 2022, our total number of mobile customers reached approximately 967 million.
The History and Development of the Company
We were incorporated under the laws of Hong Kong on September 3, 1997 under the predecessor of the Companies Ordinance as a limited liability company under the name “China Telecom (Hong Kong) Limited.” We changed our name to “China Mobile (Hong Kong) Limited” on June 28, 2000 and then to “China Mobile Limited” on May 29, 2006.
Our ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Our ADSs were delisted from the NYSE on May 18, 2021. In light of the delisting, we terminated our ADSs program subsequently on September 13, 2021 and therefore, we no longer have any ADSs outstanding. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Transactions in our ordinary shares by U.S. persons beyond specified dates are prohibited and our ADSs were delisted.”
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

In 2011, we, through our wholly-owned subsidiary, CMC, acquired 100% of the share capital of China Topssion Communication Co., Ltd., or Topssion, a company primarily engaged in the sale of mobile phone handsets and devices, for an aggregate purchase price of RMB237,070,000 (approximately US$37,667,000). CMC subsequently transferred 1% of the share capital of Topssion to CMCC, and further subscribed to additional share capital of Topssion. Topssion thereafter changed its name to China Mobile Device. As of March 31, 2022, we held a 99.97% equity interest in China Mobile Device.
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
These acquisitions have significantly enlarged our customer base and expanded the geographical coverage and scope of our business. The integration of these acquired operations has also enabled us to realize synergies and economies of scale. For a description of our recent investments and capital expenditures, see “—Business Overview—Investments and Acquisitions” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Material Cash Requirements.”
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
On July 11, 2014, CMC entered into a promoters’ agreement with China Telecom and CUCL, a wholly-owned subsidiary of China Unicom, to establish China Tower, which had a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we have made an investment of RMB4,000 million and indirectly owned a 40% equity interest in China Tower. On October 14, 2015, CMC entered into an agreement on transfer of its then-owned telecommunications towers and related assets, or Tower Assets, for issuance of consideration shares and payment in cash, or the Transaction Agreement, with CUCL, China Telecom, China Reform Holdings Corporation Limited, or CRHC, and China Tower. Following the completion of the transaction on October 31, 2015, China Tower was owned by CMC, China Telecom, China Unicom and CRHC as to 38%, 27.9%, 28.1% and 6%, respectively. CMC transferred its existing telecommunications towers and related assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). On July 8, 2016, CMC entered into the Lease Agreement, with China Tower, pursuant to which CMC agreed to lease from China Tower telecommunications towers and related assets acquired and newly constructed by China Tower. On January 31, 2018, the parties entered into a supplementary agreement to the Lease Agreement. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange, in August 2018, and as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2022, we indirectly owned approximately 28% equity interest in China Tower.

Organizational Structure
As of March 31, 2022, CMCC owned 69.82% equity interest in us directly or indirectly. We operate in all 31 provinces, autonomous regions and directly-administered municipalities throughout the mainland of China and in Hong Kong. As of March 31, 2022, we owned, directly or through intermediate holding companies, 100% equity interests in the following companies:

• China Mobile Communication Co., Ltd.	• China Mobile Group Hubei Co., Ltd.

• China Mobile Group Guangdong Co., Ltd.	• China Mobile Group Hunan Co., Ltd.

• China Mobile Group Zhejiang Co., Ltd.	• China Mobile Group Shaanxi Co., Ltd.

• China Mobile Group Jiangsu Co., Ltd.	• China Mobile Group Shanxi Co., Ltd.

• China Mobile Group Fujian Co., Ltd.	• China Mobile Group Neimenggu Co., Ltd.

• China Mobile Group Henan Co., Ltd.	• China Mobile Group Jilin Co., Ltd.

• China Mobile Group Hainan Co., Ltd.	• China Mobile Group Heilongjiang Co., Ltd.

• China Mobile Group Beijing Co., Ltd.	• China Mobile Group Guizhou Co., Ltd.

• China Mobile Group Shanghai Co., Ltd.	• China Mobile Group Yunnan Co., Ltd.

• China Mobile Group Tianjin Co., Ltd.	• China Mobile Group Xizang Co., Ltd.

• China Mobile Group Hebei Co., Ltd.	• China Mobile Group Gansu Co., Ltd.

• China Mobile Group Liaoning Co., Ltd.	• China Mobile Group Qinghai Co., Ltd.

• China Mobile Group Shandong Co., Ltd.	• China Mobile Group Ningxia Co., Ltd.

• China Mobile Group Guangxi Co., Ltd.	• China Mobile Group Xinjiang Co., Ltd.

• China Mobile Group Anhui Co., Ltd.	• China Mobile Group Design Institute Co., Ltd.

• China Mobile Group Jiangxi Co., Ltd.	• China Mobile Hong Kong Company Limited

• China Mobile Group Chongqing Co., Ltd.	• China Mobile International Limited

• China Mobile Group Sichuan Co., Ltd.	• China Mobile IoT Company Limited

• China Mobile Information Technology Company Limited	• China Mobile Online Services Co., Ltd.

• China Mobile (Suzhou) Software Technology Co., Ltd.	• China Mobile (Hangzhou) Information Technology Company Limited

• MIGU Company Limited	• China Mobile Internet Company Limited

• China Mobile Tietong Company Limited	• China Mobile Financial Technology Co., Ltd.

• China Mobile Investment Holdings Company Limited.	• China Mobile (Shanghai) ICT Co., Ltd

• China Mobile (Chengdu) ICT Co., Ltd.	• China Mobile E-Commerce Co., Ltd.

• China Mobile Xiong’an ICT Co., Ltd.	• China Mobile System Integration Co., Ltd. (formerly known as China Mobile Quantong System Integration Co., Ltd.)

• China Mobile Information System Integration Co., Ltd.

In addition, we own a 99.97% equity interest in China Mobile Device, a 92% equity interest in China Mobile Finance, and a 66.41% equity interest in Aspire Holdings Limited, or Aspire, a company incorporated in the Cayman Islands.
For detailed information about our group structure and significant subsidiaries, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and note 19 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
General Information
Our principal executive offices are located at 60
th
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
Business Overview
Over the past several years, we have achieved a number of technological improvements and upgrades to our core network, which has evolved into an integrated network that is capable of supporting transmissions in all of our services using different generations of mobile technologies. See “—Mobile Networks” below. In addition, our acquisition from China Tietong of Target Assets and Businesses, has facilitated our transformation into a full-service operator offering both fixed-line and mobile services, enabling us to expand our customer base, increase our wireline broadband network capacity, coverage and efficiency through an integrated network and seize growth opportunities in the wireline broadband market. See “—The History and Development of the Company—Industry Restructuring and Changes in Our Shareholding Structure.”
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

We are now at an historic moment facing a new direction of development. In this context, we have given wider connotation to our “Powerhouse” strategy. We have come up with a clear “4x3” strategic core. First, we will speed up the “three changes,” which are the overall direction of our transformation. We are changing our business development from telecommunications services to information services, from the primarily “Customer” (To C) market to all four CHBN markets (namely, the “customer” market, the “home” market, the “business” market and the “new” market), and from being resource-driven to being innovation-driven. Second, we will follow “three new directions”.. We are promoting new infrastructure, integrating new elements and instigating new momentum. Third, we will reinforce the “three approaches”. We are setting up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization. Fourth, we will strengthen the “three forces”, which, together with the “three trends”, are the main strategy of our transformation. We are building up an organization structure incorporating our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across operations. In light of the accelerated digital transformation of the economy and society, our strategy is to expedite the construction of information “highway” consisting of first-class new information infrastructure and operate information “high-speed train” by introducing innovative operating practices and exploring new use cases, products and business forms relating to information services.
“Customer” Market.
With the support of our 5G technology, we further enhanced the unified product system comprising data access, applications, and customer benefits and strengthened the joint operations of our three consumer brands – GoTone,
M-zone
and Easy Own. On the one hand, by launching a full suite of packages and devices, and with a target on network customers, we strove to occupy an advantageous position in the competitive market and manage different customer groups with precision. In view of the potential migration of 4G customers to 5G customers, we integrated our business development efforts to drive 4G customers to switch to 5G plans. On the other hand, we focused on customer benefits by enriching the benefit categories, introducing new benefit plans and optimizing the benefit experience. We enhanced our customer-oriented benefit operations for customers in different usage scenarios and optimized our precise benefit recommendation capabilities to drive our revenue growth from benefit offerings. Driven by the development of our 5G technologies and coupled with integrated product benefit operations, revenue from the “customer” market reversed its downward trajectory and recorded positive growth. As of December 31, 2021, our 5G network customer base reached 207 million, accounting for 21.6% of the total number of mobile customers. With a net addition of 148 million customers during 2021, equivalent to a monthly average net addition of more than 12 million customers, we boasted an industry-leading growth rate in 5G business. Post 5G migration, the average revenue per user per month, or ARPU, and the average handset data traffic per user per month of 5G customers reached RMB82.8 and 22.0 gigabytes, representing a growth of 7.5% and 18.6%, respectively, showing promising growth potential for the value of the 5G business.
“Home” Market.
We focused on enhancing our broadband quality. Following China’s Dual Gigabit Network Coordinated Development Action Plan, we strove for the synchronized coverage of gigabit-speed networks and 5G networks by implementing both networks in high-value residential estates. We optimized smart home network comprising of WiFi, Fiber to the Room, or FTTR, and network deployment solutions in order to increase the speed of our broadband. Guided by the needs of customers and the goal of value-oriented operations, we focused on online education, online healthcare, and other typical household applications to develop new family information services. Aligning with the Smart Community and Digital Village initiatives, we drove the scale and value growth of services such as family WiFi, home security, “big screen”
content-on-demand,
and smart voice services. By expanding the broadband customer base, building our brand in the market of gigabit-speed networks, and launching new initiatives including “Home Data Information Communications Technology,” or HDICT, an integrated family management and service solution provided with the comprehensive application of home data, information, and communications technology, we achieved rapid growth in the “Home” market with a steady increase in customer value. As of December 31, 2021, the number of household broadband customers reached 218 million, with the number of average net additional customers per month exceeding 2.15 million. Our digital set-top
box “Mobaihe” registered a total of 167 million customers as of December 31, 2021, with a net addition of 26.57 million and a continuous increase in penetration rate in 2021. The number of customers using our smart home network, “big screen” contents, home security and other smart home applications scaled up rapidly. We launched 134 HDICT showcases. The revenues from household broadband and smart home application services in 2021 increased by 16.6% and 33.1%
year-on-year
respectively, driving further growth in our household broadband blended ARPU.

“Business” Market.
We continued to grow in scale and customer value, focus on key products, and develop our governmental and corporate solution lists. Under the guidance of improving scale, quality, and service, we continued to enhance the quality of basic products, such as dedicated lines, IoT, enterprise SMS and MMS, to scale the growth of the corporate business. We built an industry-leading cloud business, developed more signature products and enhanced product quality. The technology of more than 20 of our products, including cloud server, cloud hardware and elastic public network IP, was at the forefront of the industry. Public cloud offerings have become the driver for our customer base expansion and private cloud offerings the driver for revenue growth, enabling us to achieve an industry-leading growth rate in the mobile cloud market. We also maintained our 5G leadership through launching benchmark showcases for the commercialization of “5G+AICDE,” which stands for 5G based integrated use of AI, IoT, cloud computing, big data, and edge computing. With the implementation of 5G technology during the digital transformation of various sectors, our revenue from 5G network increased significantly. In 2021, the revenue from industry cloud amounted to RMB19.2 billion, with a year-on-year
growth rate of 109.6%. As of December 31, 2021, We launched more than 230 proprietary IaaS (Infrastructure as a Service), PaaS (Platform as a Service) and SaaS (Software as a Service) products, and more than 2,700 jointly developed SaaS products. Our revenues from IDC (Internet Data Center), ICT (information and communications technology) and dedicated lines reached RMB21.6 billion, RMB14.4 billion and RMB26.4 billion, respectively, representing increases of 33.2%, 35.2% and 10.0%
year-on-year,
respectively. In 2021, our smart IoT connections reached 1.049 billion, a net addition of 175 million connections compared to 2020, and our revenue from IoT was RMB11.4 billion, representing a growth of 21.3% compared to 2020.
“New” Market.
We focused on four key areas, namely international business, equity investment, digital content and financial technology. In terms of the international business, we strove to minimize the negative impact of
COVID-19
while expanding our international operations and business scale. Our international business growth maintained positive growth momentum. To enhance the quality of our end-to-end
service and expand the business network, we continued to upgrade the infrastructure of our international network comprising Information Highways (connectivity resources), Information Stations (PoPs, Points of Presence) and Information Islands (data centers), and improved the quality of our cross-border cloud network, DICT and other key products. In terms of equity investment, we generated synergy through a combination of direct investments and investment funds. Our direct investments focused on products, networks, and mid-end
platforms that are key to the digital transformation of the industry, in order to expand our collaborative network of information services. For investment funds, we built up a professional and market-oriented capital management system, leveraging the funds as an amplifier and radar in the market to spot new technology and growth opportunity, and to further unleash the potential of capital. In terms of digital content, we leveraged our position as a content synthesizer and producer to foster an industry-leading content ecosystem. With a focus on sports, we continued to solidify our leadership as provider of sports and culture related digital content. The number of active users of MIGU Video, cloud-based games and video connecting ringtones grew rapidly. During the Beijing 2022 Winter Olympics, MIGU Video were able to use innovative technology such as 5G+Ultra-high-definition streaming,
AI-powered
subtitles, multi-screen viewing and HDR Vivid, and delivered the most comprehensive livestreaming content covering all 530 games, which received very positive market feedback. In terms of financial technology, both the monthly average number of customers who made a transaction through our brand,
“and-Wallet,”
and our revenue of internet finance in 2021 doubled compared to 2020. Our advantages in big data helped us to expand our business into credit purchase, increase the portion of our products that can be purchased with credit, and run the largest offline purchase by installment platform in China. We also cooperated with Industrial and Commercial Bank of China to launch the world’s first super
SIM-based
digital currency payment product.
In terms of long-term strategy, we will continue to focus on the following four areas: Firstly, we will strengthen our leading position in 5G era through delivering high-quality 5G services powered by advanced technology, and build new information infrastructure for providing 5G services, CFN (Computing Force Network) and a smart mid-end
platform. Secondly, we will continuously work on the development of four CHBN markets and the creation of a new information services system integrating connection, computing power and capabilities. Thirdly, we will systematically optimize our management system and further improve our service quality. Lastly, we will strive for more technological innovations. With a goal of creating a world-class information services and technology innovation enterprise, we will focus on the integration and application of information technology and data to develop a new growth model and an industry ecosystem driven by digitalization. We will seize new growth opportunity through information technology innovation, and promote wider application of information technology in the economy, society, and people’s livelihoods.
Customers and Usage
We continued to expand our customer base with a focus on rural markets, younger and elderly population and vertical sectors. Our mobile customer base has increased from approximately 942 million at the end of 2020 to approximately 957 million at the end of 2021. As of March 31, 2022, we had approximately 967 million mobile customers, including approximately 467 million 5G package customers. Our total number of wireline broadband customers achieved a substantial growth from 210 million by the end of 2020 to 240 million by the end of 2021, and reached approximately 249 million as of March 31, 2022.
Due to the increasing mobile penetration rate and intensified competition among telecommunications operators and from competitors in related industries, our overall mobile customer base may continue to decline or fail to grow as fast as it has over the past few years. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin.”

Our total voice usage was 2,996.9 billion minutes in 2021, representing a slight decrease by 1.2% from 2020. Our SMS usage totaled 913.6 billion messages in 2021, representing a decrease by 4.7% from 2020. The decrease in our voice usage is mainly due to the substitution effect of Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet, while the decrease in our SMS usage primarily resulted from the decrease in number of SMS for charity purpose.
Our total handset data traffic increased to 124.84 billion gigabytes in 2021, representing an increase of 37.7% from 2020. Our average handset data traffic per user per month reached 12.6 GB in 2021, representing an increase of 34.0% from 2020. The significant rise in our handset data traffic usage is primarily driven by our preferential tariff plans, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.
The following table sets forth selected historical information about our customer base and customer usage as of or for the periods indicated.

	As of or for the year ended December 31,
	2019	2020	2021
Mobile Business
Customer base (in millions)	950.3	941.9	956.9
of which: 5G package customer base (in millions)	2.55	165	387
Total voice usage (in billions of minutes)	3,224.8	3,032.4	2,996.9
Handset data traffic (in billions of gigabytes)	65.89	90.66	124.84
Average minutes of usage per user per month (minutes) (1)	287	267	264
Average handset data traffic per user per month (GB) (2)	6.7	9.4	12.6
Average revenue per user per month (RMB) (3)	49.1	47.4	48.8
Wireline Broadband Business
Customer base (in millions)	187.0	210.3	240.1
Average revenue per user per month (RMB) (4)	32.8	34.0	34.7
IoT Business
IoT smart connections (in millions)	884	873	1,049

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
(3)
Calculated by (A) dividing the revenue from mobile services during the relevant year by the average number of mobile customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12. The revenue from mobile services in 2019, 2020, and 2021 is derived from our consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

(4)
Calculated by (A) dividing the revenue from wireline broadband services during the relevant year by the average number of wireline broadband customers during the year (calculated as the average of the numbers of customers at the end of each of the 13 calendar months from the end of the previous year to the end of the current year) and (B) dividing the result by 12.

Businesses
Our businesses primarily consist of voice business, SMS and MMS, wireless data traffic services, wireline broadband services, and applications and information services.
Voice Business.
Our voice business includes voice usage services and voice value-added services.

Our voice usage services focus on enabling our customers to make and receive calls with a mobile phone at any point within the coverage area of our mobile networks. The services include local calls, domestic long-distance calls, international long-distance calls, domestic roaming and international roaming. Our voice usage services experienced a decrease due to a decline in total voice usage by 1.2% in 2021 from 2020, as a result of the substitution effect of Over The Top services and reduced voice tariff.
Our voice value-added services mainly include caller identity display, caller restrictions, call waiting, call forwarding, call holding, voice mail, conference calls and other services.
SMS and MMS.
SMS refers to services that employ the existing network resources and the corresponding functions of mobile terminals to deliver and receive text messages. SMS offers convenience and multi-functionality to our customers. MMS is a technology that allows users to exchange multimedia communications, such as graphics, animated color pictures, sound files and short text messages, over wireless networks. Our SMS usage decreased from 958.3 billion messages in 2020 to 913.6 billion messages in 2021 due to the decrease in number of SMS for charity purpose, and our revenue generated from SMS and MMS increased from RMB29,485 million in 2020 to RMB31,100 million (US$4,880 million) in 2021.
Wireless Data Traffic Services.
Our wireless data traffic business primarily includes handset data traffic services. Revenue generated from our wireless data traffic business reached RMB392,859 million (US$61,648 million) in 2021, compared to RMB385,679 million in 2020, representing 52.3% of revenue from telecommunications services.
Our handset data traffic service is a service that we provide to our customers that enables mobile access to the Internet through 2G, 3G, 4G or 5G networks via handsets. The growth in handset data traffic service in 2021 was primarily driven by our preferential tariff plans, continuous enrichment of data products, more comprehensive product offerings of mobile applications, robust network capabilities, enhanced customer service quality and increased efforts in precision marketing.
Our handset data traffic reached 124.84 billion gigabytes in 2021, a significant increase from that of 90.66 billion gigabytes in 2020.
Wireline Broadband Services.
Our wireline broadband business offers primarily the wireline broadband data traffic service, including household broadband services, corporate broadband services and Internet dedicated lines services. Revenue generated from our wireline broadband business increased to RMB94,230 million (US$14,787 million) in 2021, representing an increase by 16.6% from RMB80,808 million in 2020, and the average revenue per user per month increased from RMB34.0 in 2020 to RMB34.7 in 2021.
Applications and Information Services
.
Our applications and information services primarily include network resources services, mobile applications, home digital services, IoT, ICT, Mobile Cloud and big data. Revenue generated from our applications and information services reached RMB136,961 million (US$21,492 million) in 2021, compared to RMB101,038 million in 2020.
Our network resources services mainly include IDC services and voice and data dedicated line services. Our IDC services refer to our colocation, internet connection and other value-added services, and our dedicated line services refer to our data and voice services provided through exclusive lines to corporate customers.
We closely monitor and follow the industry trend in our development of applications and information services, and have extended our business into various emerging areas, such as IoT, home digital services, mobile payment, digital contents and other services. We have established several specialized companies, including, among others, China Mobile IoT Company Limited, China Mobile Internet Company Limited and MIGU to focus on these areas. We also established centralized public IoT networks with 1,049 million IoT smart connections as of December 31, 2021. Our home digital services include high-definition video-on-demand
services provided through Mobaihe
set-top
box, smart home network deployment,
“and-Mu”
family surveillance camera and IMS fixed line services. Subscribers to Mobaihe reached 167 million at the end of 2021, compared to 141 million at the end of 2020. We will continue to promote our digital services, explore new growth drivers, further advance the market-orientated innovation, so as to strengthen our position in the competitive digital landscape.
Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” for more information about our service revenue.

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

The reduction in tariffs as a result of these measures, on the one hand, has had, and we expect that it will continue to have, adverse impact on our financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” On the other hand, we have implemented a number of measures to enhance our data traffic operations in response to the “speed upgrade and tariff reduction” initiatives. For example, in our efforts to enhance customer experience, we continued to increase our network speed. We believe these initiatives will, in the long run, facilitate the transformation of our business model to focus on data traffic and digital services.
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
Under the current telecommunications regulations, parties seeking interconnection must enter into an interconnection agreement. In addition, major telecommunications services providers that have control over essential telecommunications infrastructure and possess significant market share must allow interconnection to their networks by other operators. These telecommunications services providers must also establish interconnection rules and procedures based on the principles of non-discrimination
and transparency and submit such rules and procedures to the MIIT for approval. The termination of any interconnection arrangements will require prior approval by the MIIT. The applicable regulations provide that interconnection related equipment must conform to the technical standards approved by the MIIT. See “—Regulation—Technical Standards” below.
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

A mobile customer using domestic roaming services is charged at our roaming usage charges or, for outgoing international long-distance calls, international long-distance charges. A mobile customer using international roaming services incurs charges based on tariffs that vary depending on whether it is an incoming call or an outgoing call and on the destination of the call. In recent years, our international and domestic roaming usage charges have generally declined, resulting in lower average revenue per minute from roaming services. For example, since 2015, we reduced the international data roaming charges in certain countries and regions and cancelled the domestic long-distance and roaming charges for voice services within the tariff zones in Beijing-Tianjin-Hebei and other designated regions and the tariff zones in Sichuan Province and Chongqing Municipality. We cancelled all handset domestic long-distance and roaming tariffs since September 1, 2017. In addition, we further lowered our international roaming charges since 2016 in response to customers’ expectation, and our international roaming voice usage increased. See “—Tariffs.”
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
Our main R&D efforts were focused on a number of aspects:
Setting Technical Standards and Promoting Industry Development for 5G Commercialization
.
We contributed to the development of
5G-related
technical standards by leading the formulation of twenty 3GPP and ITU standards and providing 170 key solutions. We helped to set the 3GPP R16 standards and led 47 projects in relation to 3GPP R17 standard-setting. Through commercial-scale experiments, we have improved the industrial readiness of the 2.6 GHz frequency band. We also completed the IoT testing of the basic functions of and the core networks under the SA standard. In addition, we published the 5G Wireless Evolution White Paper, which defines
5G-Advanced
technology and promotes network digitalization, setting the path for how 3GPP R18 standards are developed. Furthermore, we played an active role in the formulation of the
O-RAN
standard and established the Open Wireless Network Testing and Integration Center (OTIC) to promote the development of open-source and intelligent wireless networks.
Promoting network transformation and the convergence of cloud and network.
We formulated various strategies, including the integration of 5G and NFV/SDN, that laid the foundation for the commercialization of cloud-based networks. We continued to build up our cloud infrastructure under the guidance of “N + 31 + X” strategy, i.e. establishing a three-layer structure with numerous central resources, 31 provincial level resource pools, and multiple edge cloud nodes. As of December 31, 2021, we built 13 central nodes and over 480,000 cloud servers. In addition, the number of lines of code contributed by us to the 9th version of ONAP, an open network automation platform, ranked high among our peers.
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
Sales Channels
.
We offer our services through an extensive network of proprietary sales outlets, retail outlets and electronic sales and marketing channels. Our proprietary sales outlets, in addition to providing retail sales and network connection services, also offer differentiated services to customers, including, among others, billing information and payment collection, services consultation and sale of terminals. Most of our proprietary sales outlets provide training and service demonstrations to retail outlets, which, in turn, offer our services to customers according to agency agreements with us. In connection with these sales, all applicable fees payable after initial connection are paid to us. Our electronic channels offer services including, among others, subscription of voice value-added services and wireless data traffic services, change of tariff plans, credit loading for pre-paid
services, sales of SIM cards and terminals and redemption of “Customer Reward” points. In addition, we are able to establish sales and service networks at lower cost by utilizing existing resources in rural areas to serve and expand our customer base in these areas. We have also established concept stores in major cities within the mainland of China to showcase our services and products, and to facilitate certain sales and marketing activities. In addition, we have undertaken further transformation of our marketing channels and rendered more traditional services via intelligent, Internet-based channels. We have also launched experiential and interactive marketing and services at some of our physical retail outlets in effort to transition to the “new retail” model.
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
In 2021, we continued to optimize our customer service processes through efforts such as improving service quality at our sales outlets, 10086 hotline and online portal, in particular our online-based customer service. We have actively promoted electronic channels, including expanding the scope of services provided through our electronic channels and shortening the processing time at the electronic channels. In addition, we implemented service measures such as increasing transparency in the billing process, inquiry and services unsubscription function through SMS to ensure our customers would be fully informed of the payments they would make. We continued to block spam SMS and malicious software for our customers. Our ongoing improvement in customer services resulted in broader customer satisfaction in 2021.

Service Quality.
We strive to improve the quality of our services through improvements in the quality of our infrastructure network and customer perception. We continue to upgrade our service quality management system and have created a transparent and secure communication platform. In particular, we started to integrate customer services resources to our 10086 customer service hotline operation, which increased our service efficiency and overall hotline connection rate. We have also improved our business support capabilities, especially in the areas of billing and services subscription support.
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
The continuous
COVID-19
pandemic in 2021 severely influenced the lives of people and brought new challenges to society. In response, we made full use of 5G, cloud computing, big data, AI, and other information and communications technologies in the fight against
COVID-19.
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
In addition, we have successfully completed telecommunications and network security missions for various large-scale events, including the Beijing 2022 Winter Olympics. During the flood in Henan province in July 2021, we employed technological solutions such as using drones to form high-altitude base stations to support the rainstorm-stricken areas, securing communications during the rescue and disaster relief.
Furthermore, with a goal to alleviate poverty and modernize agriculture and rural areas, we launched a digital-intelligent rural revitalization plan based on the “1+3+X” framework plus rural revitalization model, which focused on improving the quality and capacity of digital service and applications in rural areas, in order to promote the modernization and intelligentization of agricultural sector and of rural areas, and contribute to the alleviation of poverty. We launched various charity campaigns, such as the “Blue Dream” education project, which has provided professional training for more than a cumulative of close to 130,000 primary and secondary school headmasters in rural villages in the Midwest of China. Meanwhile, the “Heart Caring” campaign has provided free congenital heart disease surgery to more than 7,000 children from underprivileged families. Our philanthropy platform was approved by the Ministry of Civil Affairs of China as one of the third batch of online fundraising information platforms, making us the first and only domestic telecommunications operator to be granted this qualification. We also played our part in pollution control, energy saving and emissions reduction to promote green development. The implementation of our “Green Action Plan” since 15 years ago continued to help us reduce our carbon footprint. In 2021, we published the C
2
Three Energy – China Mobile Carbon Peak and Carbon Neutrality Action Plan whitepaper in order to establish a new development model focusing on energy saving, clean energy and empowerment. The overall energy consumption per unit of our telecommunications business has dropped by 22.1% in 2021 compared to 2020, moving us closer to our goal of peaking carbon emissions and reaching carbon-neutral operations.

Terminals
Since the launch of our 5G services in November 2019, we have been dedicated to the development of multi-mode, multi-band, and multi-form 5G terminals. Since January 1, 2020, we upgraded our 5G terminals to support SA mode, which provide better end-to-end
support for the speed and services under 5G network, as compared to the NSA mode. In addition, we have been promoting the development of the 5G terminal industry through launching a variety of multi-form 5G terminals, including the 5G module, 5G CPE, 5G MiFi, 5G camera, and 5G PC. In 2021, we developed products including set-top
boxes, intelligent gateways, intelligent routers, smart cameras and integrated gateways and actively developed 5G products such as 5G live broadcast all-in-one
machines and 5G medical gateways. In 2022, we will continue to develop 5G devices for the “customer” market and the “business” market, explore new 5G applications and content to bolster our 5G service capabilities and develop smart IoT devices for the “home” market.
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
We devote significant resources to telecommunications network security, data security and other security measures to protect our systems and data, such as deploying network protection devices, performing regular security assessments and anonymizing personal data. In recent years, we have led the development of the Security Framework for VoLTE Network Operation, the Code of Practice for Personally Identifiable Information Protection, and the Security Guidelines of
Web-Based
Online Customer Service, all of which have been adopted by ITU Telecommunication Standardization Sector. Our information security projects have been awarded the WSIS Prizes Champion for three consecutive years from 2018 to 2020. We will further strengthen cyber security to provide support for our operations.
Trademark
We hold rights to various trademarks and other intellectual property rights necessary to conduct our business. We actively pursue the filing and registration of trademarks within the mainland of China and abroad.
We market our services under the “CHINA MOBILE” trademark, which is the trademark we use throughout the mainland of China. “CHINA MOBILE” is a registered trademark in the PRC owned by our parent company, CMCC. In June 2021, we entered into a trademark license agreement, or the 2021 Trademark License Agreement, to replace the trademark license agreement that we entered into in December 2017, or the 2018 Trademark License Agreement. Under the 2021 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive
right to use the “CHINA MOBILE” trademark in the mainland of China and Hong Kong. The term of the 2021 Trademark License Agreement is ten years, effective from June 7, 2021. No license fee is payable by us to CMCC during the term of the 2021 Trademark License Agreement or the 2018 Trademark License Agreement.
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
We have been providing 5G services since November 2019. We have built over 730,000 5G base stations covering all prefecture-level cities, selected counties and key areas in China by the end of 2021. By doing so, we were able to meet network capacity needs during the initial phase of 5G commercialization. We have also promoted the maturity of SA products and industry development. As of March 31, 2022, the number of our 5G package customers had reached approximately 467 million.
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
Transmission Infrastructure.
The physical infrastructure linking our network components and interconnecting our networks to other networks consists of transmissions lines, which provide the backbone infrastructure through which voice and data traffic is carried. We have directed efforts to establishing high-speed backbone transmission network and improving its overall transmission capabilities. As of December 31, 2021, the bandwidth of our backbone network has expanded by over 25% as compared to December 31, 2020.
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
Base Stations.
In 2021, we focused on constructing 5G base stations. As of December 31, 2021, we had over 730,000 5G base stations, and the total number of our stations was about 5.50 million. We also promoted the collaboration with China Broadcasting in relation to 5G co-construction
and sharing, to build a shared and efficient network linking the base stations.
Equipment Suppliers
.
We select our principal suppliers from leading international and domestic manufacturers of mobile equipment and in accordance with technical standards set by the MIIT. In 2021, we purchased our networks equipment primarily from Huawei Technologies, ZTE Corporation, FiberHome, Ericsson and Nokia.
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

5G
Co-construction
and Sharing Agreements
In May 2020, we announced that CMCC, our parent company, entered into a collaborative framework agreement in relation to 5G co-construction
and sharing (the “5G Collaborative Framework Agreement”) with China Broadcasting. Pursuant to the 5G Collaborative Framework Agreement, CMC, our wholly-owned subsidiary, on behalf of its 31 provincial subsidiaries, entered into four specific collaboration agreements with China Broadcasting on January 26, 2021. The duration of collaboration under all four specific collaboration agreements shall be from the date of entering into the agreements to December 31, 2031, divided into the Phase One Collaboration Period and the Phase Two Collaboration Period. The Phase One Collaboration Period refers to the period from the date of entering into the agreements to December 31, 2021 and the Phase Two Collaboration Period refers to the period from January 1, 2022 to December 31, 2031. On September 10, 2021, CMC, on behalf of its 31 provincial subsidiaries and CMCC, entered into the 5G Network
Co-construction
and Sharing Supplemental Agreement (the “Supplemental Agreement”) with China Broadcasting. The terms of the four specific collaboration agreements and the Supplemental Agreement are summarized as follows.

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
Supplemental Agreement
The parties shall
co-construct
and share 700MHz wireless network based on all 700MHz frequency bands of the radio spectrum in respect of which China Broadcasting had been permitted to use by relevant national departments. CMC shall initially bear all construction costs of the 700MHz wireless network within the agreed scope under the Supplemental Agreement and shall initially own the assets underlying the said wireless network. Both parties have the right to use the 700MHz wireless network. Subject to compliance with applicable laws, regulations and regulatory requirements, China Broadcasting under appropriate conditions may purchase 50% of the 700MHz equipment and assets such as wireless base stations and antennas from CMC at the then assessed market fair value. Without consent from the other party, any party may not dispose of (including transfer, mortgage or pledge) its ownership in all or any 700MHz wireless network assets within the scope of collaboration.
China Broadcasting shall pay CMC network usage fees on terms as agreed between the parties based on fair and reasonable negotiations.
Save for terms and contents expressly agreed in the Supplemental Agreement, there is no change to other terms and contents of the 5G Collaborative Framework Agreement and the four specific collaboration agreements.
Investments and Acquisitions
As of December 31, 2021, Guangdong Mobile, our wholly-owned subsidiary, held an 18.18% equity interest in the issued share capital of SPD Bank. SPD Bank is a joint-stock commercial bank incorporated in the PRC, with its shares listed on the Shanghai Stock Exchange. We and SPD Bank entered into a strategic cooperation agreement in November 2010, pursuant to which we and SPD Bank cooperate in the areas of internet finance and mobile payment businesses in the mainland of China, as well as in the sharing of customer services and channels resources. In January 2016, we renewed our strategic cooperation with SPD Bank and developed an
“and-Finance”
system to provide SPD Bank and our customers with payment, wealth management and financing services. In October 2019, we subscribed for RMB9,085.3 million (approximately US$1,305.0 million) in a convertible bond issued by SPD Bank. As of the date of this report, we have not exercised our conversion right under this convertible bond.
In August 2012, CMC, our wholly-owned subsidiary, entered into a share subscription agreement with IFLYTEK, pursuant to which CMC would subscribe for 15% of the shares of IFLYTEK for an aggregate subscription price of RMB1,363,314,339 (approximately US$218,827,040). The share subscription was completed on April 24, 2013. Concurrent with the share subscription, we and IFLYTEK entered into a strategic cooperation agreement and, in December 2015, renewed the agreement to cooperate in various areas, including smart voice businesses, content-based businesses, customer services, basic telecommunications businesses and informatization of the telecommunications industry and other areas upon the parties’ written agreement. As of December 31, 2021, CMC held approximately 10.66% equity interest in IFLYTEK.
In June 2014, China Mobile International Holdings Limited, or CMI, our wholly-owned subsidiary, entered into a share subscription agreement with True Corporation, a major national telecommunications provider in Thailand, pursuant to which CMI agreed to subscribe to ordinary shares of True Corporation representing, following the completion of the subscription, 18% of the total issued and outstanding shares of True Corporation, for a total consideration of Baht 28.57 billion (approximately RMB5.51 billion). The subscription was completed in September 2014. Also in June 2014, we entered into a cooperation memorandum, and, in September 2014, we entered into a strategic cooperation agreement with True Corporation to explore business cooperation opportunities in various areas, including products or value-added services or contents, international businesses, network, device procurement, general procurement and human resources. In June 2016, CMI subscribed for certain newly issued ordinary shares which were allocated to it in proportion to its shareholding percentage for a total consideration of Baht 10.8 billion (approximately RMB2.0 billion) during the capital increase of True Corporation. As of December 31, 2021, CMI held an 18.00% equity interest in True Corporation.

In May 2015, CMC, our wholly-owned subsidiary, entered into a partnership agreement with State Development & Investment Corp., Ltd., and China Mobile Fund Management Co., Ltd., to establish China Mobile Fund to make investments in companies with growth potential which are engaged in the mobile Internet and related upstream and downstream businesses. Pursuant to such partnership agreement, CMC made a capital commitment of RMB1,500 million (approximately US$231.6 million) and became a limited partner of China Mobile Fund. As of December 31, 2021, CMC had contributed RMB1,256 million to China Mobile Fund and had a commitment to make further investment in an amount of RMB244 million upon the request by China Mobile Fund.
In November 2015, CM Tietong, our wholly-owned subsidiary, acquired Target Assets and Businesses of China Tietong, for a final consideration of RMB31,967 million (approximately US$4,934.9 million). Target Assets and Businesses acquired include approximately 99,000 cable kilometers of nationwide backbone networks, approximately 1,822,000 cable kilometers of metro fiber, approximately 24.71 million IPv4 addresses, 1,814 real properties and 685 land assets, approximately 11.98 million customers of fixed broadband services, and approximately 18.29 million customers for wireline services. The acquisition was completed in December 2015. Because we and Target Assets and Businesses were under common control of CMCC both prior to and after the acquisition, the acquisition was considered as a business combination under common control and was accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Target Assets and Businesses were stated at their historical cost, and were included in the consolidated financial statements included in this annual report on Form
20-F
as if Target Assets and Businesses had always been part of our company during all the periods presented. In 2021, partially due to the benefit from the integration and synergy brought by CM Tietong, our wireline broadband services experienced a rapid growth in both revenue and market share. See “—Businesses.” We expect that our acquisition of Target Assets and Businesses will further facilitate our transformation into a full-service operator offering both wireline broadband and mobile services, enable us to seize the opportunities in the wireline broadband market, expand our customer base, offer an integrated services consisting of the fixed-line and the mobile services, and increase our wireline broadband network capacity, coverage and efficiency through an integrated network.
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
In July 2018, CMI, our wholly-owned subsidiary, participated in Xiaomi’s initial public offering as a cornerstone investor and subscribed for 46,164,600 shares, representing 0.2% of Xiaomi’s issued and outstanding share capital upon the completion of the offering, for a total consideration of HK$784.8 million. In July 2018, we entered into a strategic cooperation framework agreement with Xiaomi to explore new opportunities to collaborate, including in joint marketing, sales channel transformation, smart hardware, government and corporate businesses, overseas businesses, and industrial investment. As of December 31, 2021, CMI held a 0.15% equity interest in Xiaomi.
In 2019, we made several strategic investments in addition to the subscription for the convertible bond issued by SPD Bank, including (i) the subscription and acquisition by CMI Holdings, our wholly-owned subsidiary, of 12.0% equity interest in Beijing Haitian Ruisheng Science Technology Co., Ltd., at a total consideration of RMB234.7 million, to cooperate in human-annotated datasets for machine learning and artificial intelligence, (ii) the acquisition by CMI Holdings of 0.7% equity interest in Beijing Kingsoft Office Software, Inc., at a consideration of RMB147.5 million, to jointly develop SAAS products, (iii) the subscription by China Mobile Group Fujian Co., Ltd., our wholly-owned subsidiary, of 45% equity interest in Fujian Heyi Health Technology Development Co., Ltd., at a consideration of RMB22.5 million, to jointly develop intelligent senior care platforms and (iv) the subscription by China Mobile Group Xinjiang Co., Ltd., our wholly-owned subsidiary, of 16.0% equity interest in Xinjiang Digital Corps Information Industry Development Co., Ltd., at a consideration of RMB16.0 million, to explore digitalization across various industries in Xinjiang. As of December 31, 2021, China Mobile Group Xinjiang Co., Ltd. no longer held equity interest in Xinjiang Digital Corps Information Industry Development Co., Ltd.

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
In 2021, our strategic investments include (i) the acquisition by MIGU Co., Ltd., our wholly-owned subsidiary, of 16.74% equity interest in Beijing Haiyu Dongxiang Technology Co., Ltd., a cloud computing service provider focusing on live interactions, at a total consideration of RMB180.0 million, (ii) the acquisition by China Mobile Group Guangdong Co., Ltd., our wholly-owned subsidiary, of 18.0% equity interest in Shenzhen Qianhai
New-type
Internet Exchange Point Co., Ltd., at a total consideration of RMB18.0 million, (iii) the acquisition by China Mobile Group Ningxia Co., Ltd., our wholly-owned subsidiary, of 23.0% equity interest in Ningxia Zhongwei New Internet Exchange Center Co., Ltd., at a total consideration of RMB23.0 million, (iv) the acquisition by China Mobile Group Heilongjiang Co., Ltd., our wholly-owned subsidiary, of 10.0% equity interest in Harbin Energy Innovate Science & Technology Co., Ltd., at a total consideration of RMB10.0 million, (v) the acquisition by MIGU Co., Ltd. of 17.50% equity interest in Huanyu Trust (Beijing) Technology Co., Ltd., at a total consideration of RMB7.0 million, (vi) the acquisition by CMI of 2.01% equity interest in Zhongji Innolight Co., Ltd., a manufacturer of optical modules listed on the Shenzhen Stock Exchange (stock code: 300308.SZ), at a total consideration of RMB499.0 million, (vii) the acquisition by CMI and China Mobile IoT Company Limited, our wholly-owned subsidiary, of 5.0% equity interest each in Nanjing Chuangxin Huilian Technology Co., Ltd., at a consideration of RMB29.0 million for each of the 5.0% equity interest, (viii) the subscription by China Mobile Xiong’an ICT Co., Ltd., our wholly-owned subsidiary, of 49.0% equity interest in Xintong Digital Intelligence Quantum Technology Co., Ltd., at a total consideration of RMB24.5 million.
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
Moreover, on June 6, 2019, the MIIT granted the basic telecommunications service operating permit for 5G digital cellular mobile service to CMCC, our parent company, China Broadcasting Network and the parent companies of China Telecom and China Unicom, which is expected to intensify the competition among the four telecommunications services providers with respect to the planning and promotion of 5G development and commercialization. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may encounter difficulties and challenges in the commercialization of 5G technologies.”

We also face a variety of competition from competitors in related industries, generally Internet service providers and technology companies. They compete against us in telecommunications business by offering mobile Internet access and Over The Top services, such as instant messaging, VoIP services, or audio or video content services delivered over the Internet. As we diversify our offerings to become a full-service provider, we also compete with them in emerging business, including home digital services, mobile payment, IoT, smart home services, streaming media and on-demand
video and other digital content business.
See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.”
Regulation
The telecommunications industry in the mainland of China is highly regulated. See “Item 3. Key Information—Risk Factors—Risks Relating to the Telecommunications Industry in the mainland of China—We are subject to extensive government regulation and any change in the regulatory environment in the PRC, especially with respect to the telecommunications industry, may materially impact us.” for a description of the effects government regulations may have on our business. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities, including the NDRC and, the Ministry of Commerce, or MOFCOM, encompass all key aspects of telecommunications network operations, including entry into the telecommunications industry, scope of permissible business, interconnection and transmission line arrangements, technology and equipment standards, tariff standards, capital investment priorities, foreign investment policies and spectrum and numbering resources allocation.
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
after repackaging these services.
Numbering Resources.
The MIIT is responsible for the administration of the telecommunications numbering resources within the mainland of China, including the telecommunications network numbers and customer numbers. The use of numbering resources by any telecommunications operator is subject to the approval by the MIIT. In addition, a user of numbering resources is required to pay a usage fee to the PRC government by the 10 th
day of the first month of each quarter. Moreover, under the applicable regulations, mobile companies are required to pay an annual usage fee of RMB6 million for each network number.
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
Cyber Security and Personal Privacy Protection.
We are subject to the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets forth an overarching framework regulating the network products, equipment, and services, as well as the operation and maintenance of information networks, protection of personal information, and supervision and administration of cyber security in the mainland of China. According to the Cyber Security Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the Ministry of Public Security and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. In furtherance of the Cyber Security Law, the PRC government published “Cybersecurity Review Measures” on April 13, 2020. The Cybersecurity Review Measures provides for the scope and procedures of cybersecurity review and its latest amendment came into effect on February 15, 2022. In addition, the PRC government also published “Guiding Opinions on Implementation the Multi-Level Protection System for Network Security and Critical Information Infrastructure Security Protection System” in September 2020, requiring critical information infrastructure operators to carry out security construction and evaluation in accordance with multi-level network security protection standards, and “Security Protection Regulations on the Critical Information Infrastructure” in July 2021, providing guidance on the compliance obligations and penalties imposed on the critical information infrastructure operators.
In addition to the protection of cyber security, the Chinese government has also implemented laws relating to the protection of personal privacy and data security. The Data Security Law of the PRC, which came into effect on September 1, 2021, requires entities and individuals carrying out data activities in China to establish and improve their data security systems and implement necessary technologies and measures to safeguard data security. It also sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations. The Personal Information Protection Law of the PRC, which came into effect on November 1, 2021, includes the basic rules for personal information processing, rules for cross-border provision of personal information, obligations of personal information processors, and legal responsibilities for illegal collection, processing and use of personal information.

The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. Although we expect that the evolvement of laws on cyber security and personal privacy protection will have a positive effect on the overall development of the telecommunications industry and enhance information protection in the mainland of China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations.
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
Employees
As of December 31, 2019, 2020 and 2021, we had 456,239, 454,332 and 449,934 employees, respectively. Substantially all of our employees are located in the mainland of China. The employees as of December 31, 2021 are classified in the following table. Approximately 76.9% of our permanent employees have college or graduate degrees. Set forth below is a breakdown of our employees by function as of December 31, 2021:

	Number	% of Total
Management	31,581	7.0
Technical	156,896	34.9
Marketing	212,377	47.2
General affairs	44,918	10.0
Other	4,162	0.9

Total	449,934	100.0

We provide benefits to certain employees, including housing, retirement benefits and hospital, maternity, disability and dependent medical care benefits. See note 6 to our consolidated financial statements included in this annual report on Form
20-F
for details of our employee benefit and related expenses, including contributions to defined contribution retirement plans. Most of our employees are members of a labor union. We have not experienced any strikes or labor disputes that have interfered with our operations during 2021. We believe we have built a harmonious relationship with our employees.
The number of labor sourced by third parties was 28,382 by the end of 2021.

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
As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2021 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.
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
In 2021, our gross revenue generated by roaming traffic under these agreements was less than US$500,000.
China Mobile International intends to, and we understand that CMCC intends to, continue these activities in the future.

Item 4A.	Unresolved Staff Comments.
Not applicable.

Item 5.	Operating and Financial Review and Prospects.
You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form
20-F.
We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on
Form 20-F contains
translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.3726 = US$1.00 and HK$7.7996 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
Financial Highlights
Our operating revenue reached RMB848,258 million (US$133,110 million) in 2021, of which, revenue from our telecommunications services amounted to RMB751,409 million. Our revenue structure further improved in 2021. Revenue from wireless data traffic reached RMB392,859 million (US$61,648 million) in 2021, which remained our largest revenue source. Our profit attributable to equity shareholders reached RMB116,148 million (US$18,226 million) in 2021, or basic earnings per share of RMB5.67. The total dividend payment for 2021 reached HK$4.06 per share.
Overview of Our Operations
The following table sets forth selected information about our operations for the periods indicated.

	Year ended December 31,
	2019	2020	2021
Total voice usage (in billions of minutes)	3,224.8	3,032.4	2,996.9
Handset data traffic (in billions of gigabytes)	65.89	90.66	124.84
Operating revenue (in RMB millions)	745,917	768,070	848,258
Operating expenses (in RMB millions)	632,768	655,336	730,295
Profit attributable to equity shareholders (in RMB millions)	106,641	107,843	116,148
There was an increase of 15 million in the number of our mobile customers in 2021 and our total mobile customer base was 957 million as of December 31, 2021. Our total voice usage decreased by 6.0% in 2020 and further decreased by 1.2% in 2021. Our handset data traffic increased by 37.6% in 2020 and further by 37.7% in 2021. Our operating revenue increased by 3.0% in 2020 and increased by 10.4% in 2021. Our operating expenses increased by 3.6% in 2020 and increased by 11.4% in 2021. Our profit attributable to equity shareholders increased by 1.1% in 2020 and increased by 7.7% in 2021.
The PRC economy continued to grow in terms of GDP by 8.1% in 2021, which provided a favorable environment for our continued business development. However, we faced various challenges arising from increased market saturation and intensified competition among mobile operators and from providers offering telecommunications services using alternative technologies, in particular Internet service providers. As the mobile penetration rate in the mainland of China reached 116.3% as of December 31, 2021, the mobile markets in some economically developed regions of the mainland of China have showed signs of saturation. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name, execution capabilities and quality of our customer service. Moreover, economic growth in the PRC and its modernization and urbanization offer an opportunity and platform for the ongoing development of the telecommunications industry, in particular the development of mobile Internet. Such development presents potential opportunities for us to further develop our wireless data traffic business and applications and information services.
We operate in an extensively regulated environment and our operations and financial performance are significantly affected by the PRC government’s regulation of the telecommunications industry. These regulations and policies may affect, among other things, our tariffs, technology and equipment standards and capital investment, as described in more detail under “Item 4. Information on the Company—Business Overview—Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our tariff reduction and future policy developments in the telecommunications industry in relation to tariff reduction may continue to adversely affect our financial conditions.” In addition, we believe that the effects of the industry restructuring that took place in 2008, increasing competition from telecommunications services providers that use alternative technologies and entry of non-State-owned
telecommunications services providers into the telecommunications services market have had, and will continue to have, a significant impact on the competitive landscape of the telecommunications industry in the mainland of China. We expect competition from other telecommunications services providers may intensify. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The increasing competition from other telecommunications services providers and competitors in related industries and changes in the competitive landscape of the telecommunications industry in the mainland of China may reduce our market share and decrease our profit margin,” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Changes in the technologies and business models of the telecommunications industry may render our current technologies and business model obsolete, and we may encounter difficulties and challenges in developing and implementing new technologies and services” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Current or future asymmetrical and other regulatory measures adopted by the PRC regulatory authorities could adversely affect our competitiveness or enhance competition in the telecommunications industry.” Our financial performance is also subject to the economic and social conditions in the mainland of China. See “Item 3. Key Information—Risk Factors—Risks Relating to the mainland of China—An economic slowdown in the mainland of China may reduce the demand for our services and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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
The total volume of transactions under the foregoing operating arrangements with CMCC increased in 2021, and these arrangements may continue to affect our future financial results. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for further information about these arrangements.
Tariff Adjustments
The tariffs charged by PRC telecommunications operators are regulated by the PRC government. Moreover, we are allowed to offer our customers a variety of tariff packages with different monthly charges, levels of basic usage and charges for usage exceeding the covered basic usage, voice value-added services, wireless data traffic services and other features. See “Item 4. Information on the Company—Business Overview—Tariffs.”
Our average voice services revenue per minute has generally decreased in recent years as tariffs have generally decreased.
Average Revenue Per User
Our average revenue per mobile user per month increased by 3.0% from RMB47.4 in 2020 to RMB48.8 in 2021 driven by the expansion of 5G network coverage, the increase of our 5G customers, and the development of various 5G applications, while the same decreased by 3.5% from 2019 to 2020. Our average revenue per wireline broadband user per month increased to RMB34.7 in 2021 from RMB34.0 in 2020 as a result of upgrades in our gigabit-speed broadband network.
Critical Accounting Policies and Estimates
The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the years ended December 31, 2019, 2020 and 2021. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses during the years reported. Estimates are also used when accounting for certain items such as revenue recognition, interest income, impairment loss on accounts receivable, depreciation, impairment of property, plant and equipment, investments accounted for using the equity method, goodwill, right-of-use
assets and other intangible assets. Actual results may differ from those estimates under different assumptions or conditions.

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
For the telecommunications services, telecommunication related products and/or other services/products provided by the Group, if the customer can benefit from the services or products and the Group’s promise to transfer the services or products is separately identifiable, the Group identifies them as separate performance obligations. Revenue is measured at the transaction price which is the amount of consideration to which the Group is entitled in exchange for transferring promised performance obligations to the customer excluding amounts collected on behalf of third parties. The amount of consideration is generally explicitly stated in the contract and does not include significant financing component.
When control of a service or product is transferred to a customer, revenue is generally recognized in profit or loss as follows:

(i)
Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised services or products to the customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii)
For contracts which include the provision of multiple performance obligations including services and products, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of services and products are mainly based on its observable selling price. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available and maximizes the use of observable inputs to estimate the stand-alone selling price. Revenue for each performance obligation is then recognized when the control of the promised services or products is transferred to the customer.

(iii)
The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks, etc. to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified product before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

Contract assets primarily relate to the Group’s rights to consideration for services or products provided to the customers but for which the Group does not have an unconditional right at the balance sheet date. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the services or products promised in the contract. Contract liabilities mainly comprise non-refundable
prepaid service fees received from customers, unredeemed point rewards under customer point reward program and unused data traffic carried over. The refundable prepaid service fees received from customers is recorded as receipts-in-advance.
Contract costs include costs incurred to obtain a contract and cost incurred to fulfil a contract. Costs incurred to obtain a contract represents incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents and are amortized on a systemic basis that is consistent with the transfer to the customer of the services or products to which such costs relates over the expected duration of the contract and recorded in selling expense, if it is expected to be recovered. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current
assets.

Cost incurred to fulfill a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized on a systemic basis that is consistent with the transfer to the customer of the services or products to which the costs incurred to fulfill a customer contract relates over the expected duration of the contract and recorded as network operation and support expenses, if it is expected to be recovered. Capitalized cost incurred to fulfill a contract is recorded as inventory or other non-current
assets based on its amortization period.
Interest Income
Interest income is recognized as it accrues using the effective interest method.
Impairment Loss for Accounts Receivable
The impairment loss allowance of accounts receivable is based on assumptions about risk of default and expected loss rates. We assess these assumptions and selects the inputs to the impairment calculation, based on historical credit losses, macroeconomic factors as well as expected changes in these factors at each balance sheet date.
Depreciation
Depreciation is calculated to write off the cost of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. We review the estimated useful lives and residual values of our assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. Estimates and assumptions used in setting depreciable lives require both judgment and estimation. Our policies regarding accounting for these assets are set forth in note 2(g) to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Impairment of Property, Plant and Equipment, Goodwill,
Right-of-use
Assets, Other Intangible Assets and Investments Accounted for Using the Equity Method
Our property, plant and equipment, goodwill,
right-of-use
assets, other intangible assets and investments accounted for using the equity method comprise a significant portion of our total assets. Changes in technology or industry conditions may cause the value of these assets to change. Property, plant and equipment, right-of-use
assets, other intangible assets subject to amortization and investments accounted for using the equity method are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.
The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value-in-use.
In assessing
value-in-use,
the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculation of the estimated future cash flow requires significant judgment relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of goodwill and investments accounted for using the equity method is set forth in notes 18 and 20, respectively, to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Estimates and assumptions used in testing for recoverability require both judgment and estimation. Our policies regarding accounting for these assets and assessing their recoverability are set forth in note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form
20-F.

Lease
We applied IFRS 16 from its mandatory adoption date of January 1, 2019. Other than land use right, we primarily lease telecommunications towers, buildings and premises and other network equipment. Lease contracts are typically made for fixed periods with no extension options.
Lease liabilities are initially measured at the present value of unpaid lease payments at the commencement date. Lease payments include fixed payments, variable lease payments that are based on an index or a rate, residual value guarantees payments, lease payments to be made under reasonably certain extension options and payments of penalties for exercising an option to terminate the lease. As the interest rate implicit in the lease cannot be readily determined, we use incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determining the incremental borrowing rate, we make adjustments on risk-free interest rate based on lease term and credit risk for leases, as we do not have recent third party loan financing. Lease payments are allocated between principal and finance cost. We calculate interest on the lease liability based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.
Our
right-of-use
assets are measured at cost, which include the amount of the initial measurement of lease liabilities, any lease payments made at or before the commencement date, initial direct costs and restoration costs, etc.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Possible Impact of Amendments, New Standards, Interpretations and Disclosures Issued but Not Yet Effective or Mandatory for the Year Ended December 31, 2021
Up to the date of issue of our consolidated financial statements for the year ended December 31, 2021, the IASB has issued a number of amendments and new standards which are not yet effective or mandatory for the year ended December 31, 2021 and which have not been adopted by us.
Of these developments, the following relate to matters that may be relevant to our operations and consolidated financial statements:

Effective for
accounting periods
beginning on or after

Amendments to IFRS 3, “Business Combinations” – Reference to the Conceptual Framework	January 1, 2022

Amendments to IAS 16, “Property, Plant and Equipment” – Property, Plant and Equipment: Proceeds Before Intended Use	January 1, 2022

Amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” – Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022

Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022

IFRS 17 and Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023

Amendments to IAS 1, “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-Current	January 1, 2023

Amendments to IAS 1, “Presentation of Financial Statements” and IFRS Practice Statement 2, “Making Materiality Judgements” – Disclosure of Accounting Policies	January 1, 2023

Amendments to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates	January 1, 2023

Amendments to IAS 12, “Income Taxes” – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023

Amendments to IFRS 10, “Consolidated Financial Statements” and IAS 28,
    “Investments in Associates and Joint Ventures” – Sale or Contribution of
    Assets Between an Investor and Its Associate or Joint Venture
To be determined

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
Results of Operations
The following table sets forth selected consolidated statements of comprehensive income data for the years indicated:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of RMB, except percentage data)
Operating revenue (1) :
Revenue from telecommunications services	674,392	90.4	695,692	90.6	751,409	88.6
Revenue from sales of products and others	71,525	9.6	72,378	9.4	96,849	11.4

Total	745,917	100.0	768,070	100.0	848,258	100.0

Operating expenses:
Network operation and support expenses	175,810	27.8	206,424	31.5	225,010	30.8
Depreciation and amortization	182,818	28.9	172,401	26.3	193,045	26.4
Employee benefit and related expenses	102,518	16.2	106,429	16.2	118,680	16.3
Selling expenses	52,813	8.3	49,943	7.6	48,243	6.6
Cost of products sold	72,565	11.5	73,100	11.2	96,083	13.2
Other operating expenses	46,244	7.3	47,039	7.2	49,234	6.7

Total	632,768	100.0	655,336	100.0	730,295	100.0

Profit from operations	113,149		112,734		117,963
Other gains	4,029		5,602		8,257
Interest and other income	15,560		14,341		16,729
Finance costs	(3,246)		(2,996)		(2,679)
Income from investments accounted for using the equity method	12,641		12,678		11,914

Profit before taxation	142,133		142,359		152,184
Taxation	(35,342)		(34,219)		(35,878)

Profit for the year	106,791		108,140		116,306

Attributable to:
Equity shareholders	106,641	99.9	107,843	99.7	116,148	99.9
Non-controlling interests	150	0.1	297	0.3	158	0.1

Profit for the year	106,791	100.0	108,140	100.0	116,306	100.0

(1)
Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services consists of revenue from voice services, SMS and MMS, wireless data traffic, wireline broadband, applications and information services, and other telecommunications services. Revenue from sales of products and others is mainly derived from sales of handsets, smart devices and ICT equipment as well as revenue from construction contracts.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating Revenue.
Our operating revenue components are revenue from telecommunications services and revenue from sales of products and others. Revenue from telecommunications services primarily consists of revenue from voice services, SMS and MMS, wireless data traffic, wireline broadband, applications and information services, and other telecommunication services. Voice services revenue mainly includes standard local usage fees for airtime and applicable domestic and international long-distance charges receivable from customers for the use of our telecommunications networks and facilities, fees in respect of roaming out calls made by our customers outside their registered service areas and fees charged for voice value-added services. Other revenue from telecommunications services largely represents interconnection revenue. Revenue from sales of products and others is mainly derived from sales of handsets, smart devices and ICT equipment, as well as revenue from construction contracts. See note 1 to the table above.
In 2021, we further promoted scale-based and value-oriented operations, advanced the all-round
and integrated development of our CHBN business and achieved solid growth in revenue. Operating revenue increased from RMB768,070 million in 2020 to RMB848,258 million (US$133,110 million) in 2021, representing a year-on-year
increase of 10.4%.

Revenue from telecommunications services grew from RMB695,692 million in 2020 to RMB751,409 million (US$117,912 million) in 2021, representing a year-on-year
increase of 8.0%. This increase was mainly due to (i) our initiatives in accelerating business transformation and upgrade which led to substantial increase of revenue from application and information services, and (ii) the improved quality and coverage of our high-speed broadband services which resulted in the rapid growth of revenue from wireline broadband.
Set forth below is a table summarizing certain results of our telecommunications services for the periods indicated.

	Year Ended December 31,		Increase (Decrease)	Change
	2020	2021
	(Revenue, in millions of RMB, except percentage data)			(%)
Voice services	78,782	76,163	(2,619)	(3.3%)
SMS and MMS	29,485	31,100	1,615	5.5%
Wireless data traffic	385,679	392,859	7,180	1.9%
Wireline broadband	80,808	94,230	13,422	16.6%
Applications and information services	101,038	136,961	35,923	35.6%
Other telecommunication services	19,900	20,096	196	1.0%

Telecommunications services revenue	695,692	751,409	55,717	8.0%

Telecommunications services revenue as a percentage of operating revenue	90.6	88.6	(2.0)	—
Due to the substitution effect of mobile Internet and other factors, revenue from voice services decreased from RMB78,782 million in 2020 to RMB76,163 million (US$11,952 million) in 2021, representing a year-on-year
decrease of 3.3%. Revenue generated from SMS and MMS increased by 5.5% from RMB29,485 million in 2020 to RMB31,100 million (US$4,880 million) in 2021. Revenue from wireless data traffic increased by 1.9% from RMB385,679 million in 2020 to RMB392,859 million (US$61,648 million) in 2021. Revenue generated from wireline broadband business grew by 16.6% from RMB80,808 million in 2020 to RMB94,230 million (US$14,787 million) in 2021. Revenue generated from applications and information services increased by 35.6% from RMB101,038 million in 2020 to RMB136,961 million (US$21,492 million) in 2021.
Revenue from sales of products and others increased by 33.8% from RMB72,378 million in 2020 to RMB96,849 million (US$15,198 million) in 2021, primarily due to an increase in the revenue from sales of handsets, ICT equipment and other smart devices.
Operating Expenses.
Operating expenses increased by 11.4% from RMB655,336 million in 2020 to RMB730,295 million (US$114,599 million) in 2021. Among the operating expenses:
Network operation and support expenses increased by 9.0% from RMB206,424 million in 2020 to RMB225,010 million (US$35,309 million) in 2021. As a percentage of operating expenses, network operation and support expenses decreased from 31.5% in 2020 to 30.8% in 2021. The increase in our network operation and support expenses in 2021 was primarily due to accelerated construction and commencement of operation of our new information infrastructure and increased investments to support business transformation. For more information on our network operation and support expenses, see note 5 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Depreciation and amortization expenses increased by 12.0% from RMB172,401 million in 2020 to RMB193,045 million (US$30,293 million) in 2021. As a percentage of operating expenses, depreciation and amortization expenses increased from 26.3% in 2020 to 26.4% in 2021. The increase in our depreciation and amortization expenses in 2021 was primarily due to (i) the increased scale of assets due to accelerated network upgrades and business transformation and (ii) increased annual depreciation of fixed assets as we adjusted the residual value rate of certain assets to nil.
Employee benefit and related expenses increased by 11.5% from RMB106,429 million in 2020 to RMB118,680 million (US$18,623 million) in 2021, primarily as a result of enhanced incentives to attract talents in corporate business, emerging markets and research and development in the field of 5G, artificial intelligence, IoT, cloud computing, big data and edge computing. As a percentage of operating expenses, employee benefit and related expenses remained stable at 16.3% in 2021, compared to 16.2% in 2020.

Selling expenses decreased by 3.4% from RMB49,943 million in 2020 to RMB48,243 million (US$7,570 million) in 2021. This decrease was principally because we enhanced our online sales capabilities benefitting from the acceleration of our channel transformation. As a percentage of operating expenses, selling expenses decreased from 7.6% in 2020 to 6.6% in 2021.
Cost of products sold increased by 31.4% from RMB73,100 million in 2020 to RMB96,083 million (US$15,078 million) in 2021. This increase was primarily driven by the significant increase in the revenue from sales of products over the same period. As a percentage of operating expenses, cost of products sold increased from 11.2% in 2020 to 13.2% in 2021.
Other operating expenses increased by 4.7% from RMB47,039 million in 2020 to RMB49,234 million (US$7,726 million) in 2021. The increase was mainly due to our increased investment in R&D. As a percentage of operating expenses, other operating expenses decreased from 7.2% in 2020 to 6.7% in 2021. For more information on our other operating expenses, see note 7 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Profit from Operations.
As a result of the foregoing, profit from operations increased by 4.6% from RMB112,734 million in 2020 to RMB117,963 million (US$18,511 million) in 2021, and operating margin (profit from operations as a percentage of operating revenue) decreased from 14.7% in 2020 to 13.9% in 2021.
Other Gains.
Other gains increased by 47.4% from RMB5,602 million in 2020 to RMB8,257 million (US$1,296 million) in 2021, principally due to the additional deduction of input VAT and others.
Interest and Other Income.
Interest and other income increased from RMB14,341 million in 2020 to RMB16,729 million (US$2,625 million) in 2021. The increase was mainly due to an increase in net gains on hold/disposal of financial assets.
Finance Costs.
Finance costs decreased from RMB2,996 million in 2020 to RMB2,679 million (US$420 million) in 2021. This decrease was mainly due to a decrease in interest costs associated with lease liabilities.
Income from Investments Accounted for Using the Equity Method.
We had income from investments accounted for using the equity method of RMB11,914 million (US$1,870 million) in 2021, a decrease by 6.0% from RMB12,678 million in 2020. The decrease was primarily attributable to our shareholding in SPD Bank. For more information on our income from investments accounted for using the equity method, see note 20(a) to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Profit before Taxation.
As a result of the foregoing, profit before taxation increased by 6.9% from RMB142,359 million in 2020 to RMB152,184 million (US$23,881 million) in 2021.
Taxation.
Our income tax expense increased by 4.8% from RMB34,219 million in 2020 to RMB35,878 million (US$5,630 million) in 2021. Our effective tax rate was 24.0% in 2020 and 23.6%
in 2021. The decrease in our effective tax rate was primarily due to some of our subsidiaries were entitled to a preferential rate of enterprise income tax.
Profit Attributable to Equity Shareholders.
As a result of the foregoing and after taking into account
non-controlling
interests, profit attributable to equity shareholders increased by 7.7% from RMB107,843 million in 2020 to RMB116,148 million (US$18,226 million) in 2021. Net profit margin (profit attributable to equity shareholders as a percentage of operating revenue) decreased from 14.0% in 2020 to 13.7% in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
for the year ended December 31, 2020.

Liquidity and Capital Resources
Liquidity
Our principal source of liquidity is cash generated from our operations. As of December 31, 2021, we had working capital (current assets minus current liabilities) of RMB13,223 million (US$2,075 million), compared to working capital of RMB62,469 million as of December 31, 2020 and working capital of RMB67,799 million as of December 31, 2019. The decrease in our working capital as of December 31, 2021 from December 31, 2020 was primarily due to an increase in our accrued expenses and other payables, partially offset by an increase in cash and cash equivalents.
Bank deposits represent term deposits with banks with original maturity exceeding three months. As of December 31, 2021, we had bank deposits of RMB89,049 million (US$13,974 million), compared to bank deposits of RMB110,382 million as of December 31, 2020 and bank deposits of RMB130,799 million as of December 31, 2019. For further information about our financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 22 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
The following table summarizes certain cash flow information for the periods indicated.

	Years ended December 31,
	2019	2020	2021
	(in millions of RMB)
Net cash generated from operating activities	247,591	307,761	314,764
Net cash used in investing activities	(64,206)	(188,106)	(238,296)
Net cash used in financing activities	(64,901)	(82,252)	(45,201)

Net increase in cash and cash equivalents	118,484	37,403	31,267

Net cash generated from operating activities increased by 2.3% from RMB307,761 million in 2020 to RMB314,764 million (US$49,393 million) in 2021, primarily because we accelerated the collection of receivables.
Net cash used in investing activities increased by 26.7% from RMB188,106 million in 2020 to RMB238,296 million (US$37,394 million) in 2021, which was primarily due to an increase in capital expenditure and financial assets purchased by us.
Net cash used in financing activities decreased by 45.0% from RMB82,252 million in 2020 to RMB45,201 million (US$7,093 million) in 2021, primarily due to the subscription funds received from issuance of RMB Shares.
For a discussion of our cash flow information for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” of our annual report on Form
20-F
for the year ended December 31, 2020.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily comprise of contractual obligations, capital commitments and capital expenditure. As of December 31, 2021, we did not have any borrowings.
In the ordinary course of our business, we routinely enter into commercial commitments for various aspects of our operations, such as network maintenance and support. However, we believe that those commitments will not have a material effect on our financial condition, results of operations or cash flows. For further disclosure regarding our capital commitments, please see note 41 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
The following table sets forth certain information regarding our contractual obligations to make future payments (including relevant estimated interest payment) as of December 31, 2021:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Accounts Payable	152,712	152,712	—	—	—
Bills Payable	12,747	12,747	—	—	—
Accrued Expenses and Other Payables	264,545	264,545	—	—	—
Amount Due to Ultimate Holding Company	23,478	23,478	—	—	—
Lease Liabilities	61,776	26,519	19,875	8,552	6,830
Other non-current liabilities	425	—	78	75	272

Total	515,683	480,001	19,953	8,627	7,102

The following table sets forth certain information regarding our other commercial commitments as of December 31, 2021:

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of RMB)
Capital Commitments	33,559	26,168	7,391	—	—
Apart from the commitments listed above, as of December 31, 2021, we had a commitment to invest RMB244 million in China Mobile Fund upon its request.
Historically, our capital expenditures incurred were RMB165.9 billion, RMB180.6 billion and RMB183.6 billion (US$28.8 billion) in 2019, 2020 and 2021, respectively. We incurred capital expenditures in 2021 principally to build a high-quality 5G network, enhance the deployment of cloud resources, promote cloud-based network transformation, build up transmission capability and boost IT support. We estimate that our capital expenditure in 2022 will be approximately RMB185.2 billion (US$29.1 billion). Our capital expenditure, which is expected to be principally incurred in the mainland of China, will serve a variety of purposes, including the construction of our premium 5G network, our integrated computing force network and industry-leading smart mid-end
platform, and support for the
all-rounded
development of CHBN business.
We have generally funded our capital requirements primarily with cash generated from operations. We believe our available cash and cash equivalents and cash generated from future operations will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months.
We may seek to obtain additional sources of financing to fund our network expansion and possible future acquisitions, to the extent necessary.
Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—Business Overview—Research and Development.”
Trend Information
See our discussion in each section of “—Overview of Our Operations” and “—Results of Operations” included elsewhere under this Item.
Critical Accounting Estimates
Not Applicable.
Foreign Exchange
We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Most of our current operating subsidiaries are incorporated in the mainland of China. Under the current foreign exchange system in the mainland of China, our subsidiaries in the mainland of China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “Item 3. Key Information—Risk Factors—Risks Relating to the mainland of China—Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” and “Item 10. Additional Information—Exchange Controls” for further information about exchange controls in the mainland of China. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.
Each of our operating subsidiaries in the mainland of China is able to purchase foreign exchange for settlement of current account transactions, as defined in applicable regulations, in order to satisfy its foreign exchange requirements.

Item 6.	Directors, Senior Management and Employees.
Directors and Senior Management
The following table sets forth certain information concerning our directors and senior management as of April 28, 2022.

Name	Age	Position
Mr. YANG Jie	59	Executive Director and Chairman
Mr. DONG Xin	56	Executive Director and Chief Executive Officer
Mr. LI Ronghua	56	Executive Director and Chief Financial Officer
Dr. Moses M.C. CHENG	72	Independent Non-Executive Director
Mr. Paul M.Y. CHOW	75	Independent Non-Executive Director
Mr. Stephen K.W. YIU	61	Independent Non-Executive Director
Dr. YANG Qiang	60	Independent Non-Executive Director
Mr. LI Huidi	53	Vice President
Mr. GAO Tongqing	58	Vice President
Mr. JIAN Qin	56	Vice President
Mr. ZHAO Dachun	51	Vice President
Mr. YANG Jie has served as our Executive Director and Chairman since March 2019. He is in charge of our overall management. Mr. Yang is also the Chairman of CMCC and a director and the Chairman of CMC. Mr. Yang previously served as a Deputy Director General of Shanxi Posts and Telecommunications Administration, a General Manager of Shanxi Telecommunications Corporation, a Vice President of China Telecom Beijing Research Institute, a General Manager of the Business Department of the Northern Telecom of China Telecommunications Corporation, Vice President, President and Chairman of China Telecommunications Corporation, and the President, Chief Operating Officer, Chairman and Chief Executive Officer of China Telecom Corporation Limited. Mr. Yang graduated from the Beijing University of Posts and Telecommunications majoring in radio engineering in 1984 and obtained a doctorate degree in business administration from the ESC Rennes School of Business in 2008. Mr. Yang is a professor-level senior engineer with extensive experience in management and the information and communication technology industry.
Mr. DONG Xin has served as our Executive Director since March 2017 and our Chief Executive Officer since August 2020. He is in charge of the operation of the Company. Mr. Dong is also a Director and President of CMCC and a Director and President of CMC. Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of China Mobile Group Hainan Company Limited, China Mobile Group Henan Company Limited and China Mobile Group Beijing Company Limited, Vice President and Chief Accountant of CMCC, Vice President and Chief Financial Officer of our Company and a
non-executive
director of China Tower. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the operation and management of the information and communication technology industry and in financial management.
Mr. LI Ronghua has served as our Executive Director and Chief Financial Officer since October 2020. He is principally in charge of finance, internal audit and investor relations of the Company. Mr. Li is also the Chief Accountant of CMCC and a director and Vice President of CMC. Mr. Li formerly served as Vice Manager and Manager of Finance and Assets Department of State Grid Corporation of China, Deputy General Accountant of State Grid Corporation of China, Director and Chairman of State Grid Overseas Investment Limited (Hong Kong), Chairman of State Grid Yingda International Holdings Group Ltd. Between December 2019 and September 2020, Mr. Li served as the head of the preparatory team of and Director and Chairman of State Grid Yingda Co., Ltd. (listed in Shanghai). Mr. Li received a Bachelor’s degree in Accounting from Zhongnan University of Economics in 1998, and an Executive Master of Business Administration degree from Wuhan University in 2004.

Dr. Moses M.C. CHENG has served as our Independent
Non-Executive
Director since March 2003. He was appointed the chairman of the remuneration committee in May 2016. Dr. Cheng is a practicing solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its senior partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong and chairman of Hong Kong Insurance Authority. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas Smart Energy Company Limited (formerly known as Towngas China Company Limited), K. Wah International Holdings Limited, Guangdong Investment Limited, Tian An China Investments Company Limited and The Hong Kong and China Gas Company Limited, all of which are public companies in Hong Kong. Dr. Cheng has ceased to be a non-executive
director of Kader Holdings Company Limited.
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
Mr. Stephen K.W. YIU has served as our Independent
Non-Executive
Director since March 2017. He was appointed the chairman of the audit committee in May 2018. Mr. Yiu is currently the chairman of Hong Kong Insurance Authority, a director of Hong Kong Finance Academy, an independent non-executive
director of Hong Kong Exchanges and Clearing Limited and ANTA Sports Products Limited, a Council member and Treasurer of The Hong Kong University of Science and Technology and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and the Complaints Committee of the Hong Kong Independent Commission Against Corruption. Mr. Yiu joined the global accounting firm KPMG in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the partner in charge of audit of KPMG from 2007 to 2010, and served as the chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the HKICPA. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, the HKICPA and the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a Master’s degree in business administration from the University of Warwick in the United Kingdom.
Dr. YANG Qiang has served as our Independent
Non-Executive
Director since May 2018. Dr. Yang is currently the Chief AI Officer of WeBank Co., Ltd., the Chair Professor and the former Head of the Department of Computer Science and Engineering of the Hong Kong University of Science and Technology (HKUST), as well as the
Co-founder
and a
non-executive
director of Shenzhen Qianhai 4Paradigm Data Technology Co., Ltd. (now known as Beijing Fourth Paradigm Technology Co., Ltd.), Dr. Yang had served as, among other posts, an Assistant Professor and a Tenured Associate Professor at the Department of Computer Science of the University of Waterloo in Canada from September 1989 to August 1995, a Tenured Associate Professor, an Industrial Research Chair and a Full Professor at the School of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an Associate Professor, a Full Professor and an Associate Head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From 2012 to November 2014, Dr.Yang was also the Founding Head of Huawei’s Noah’s Ark Research Lab. He was the President of International Joint Conference on Artificial Intelligence (IJCAI) from 2017 to 2019 and an executive committee member of the Association for the Advancement of Artificial Intelligence (AAAI) from 2016 to 2019. He was the AAAI Conference Chair in 2021. Dr. Yang is a Fellow of several international professional societies, including AAAI, Association for Computing Machinery (ACM) and Institute of Electrical and Electronic Engineering (IEEE). Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987, respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989.

Mr. LI Huidi has served as our Vice President since September 2019. Mr. Li is principally in charge of planning and construction, network, information harbor, information security, procurement and others. Mr. Li is also a Vice President and the Chief Cyber Security Officer of CMCC and a director and vice president of CMC. Previously, Mr. Li served as a research fellow in Lucent Technologies—Bell Labs Innovations, a vice president of UTStarcom Inc., a vice president and General Manager of New Mobile Technology and
High-end
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
Mr. GAO Tongqing has served as our Vice President since February 2020. Mr. Gao is principally in charge of legal and regulatory matters, research and development, international business, investment and information technology. He is also a Vice President and General Counsel of CMCC and a director and vice president CMC. In June 2020, Mr. Gao was appointed as a non-executive
director of China Communications Services Corporation Limited and vice chairman of True Corporation. Since August 2020, Mr. Gao has served as a non-executive
director of China Tower. Mr. Gao previously served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and the General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch, Vice President of China Telecommunications Corporation, and Executive Director and Executive Vice President of China Telecom Corporation Limited. He graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University.
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
Compensation
The amount of compensation that we paid to our executive directors for their services in 2021 was approximately RMB4.1 million (US$0.6 million). The amount of compensation that we paid to our independent non-executive
directors for their services in 2021 was approximately HK$1.4 million (US$0.2 million). See note 11 to our consolidated financial statements included in this annual report on Form
20-F
for details of the compensation we paid to our directors on an individual basis.
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

•
to review the appointment of the independent registered public accounting firm, the audit and non-audit
fees and any matters relating to the termination or resignation of the independent registered public accounting firm;

•	to examine the effectiveness of our internal controls, to review our internal audit plan and to submit relevant reports and recommendations to our board of directors on a regular basis; and

•
to review and supervise the training and continued professional development of and performance of duties by directors and senior management, and to formulate and review manuals (if any) on the performance of duties and compliance by employees and directors and to supervise the implementation of such manuals (if applicable).

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
Employees
See “Item 4. Information on the Company—Business Overview—Employees.”
Share Ownership
As of March 31, 2022, our directors and senior management who own shares in our company are listed as follows:

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
Major Shareholders
As of March 31, 2022, China Mobile Hong Kong (BVI) Limited, a wholly-owned subsidiary of China Mobile (Hong Kong) Group Limited, held 14,890,116,842 ordinary shares of our Company. CMCC, a state-owned company, holds all of the voting shares and economic interest in China Mobile (Hong Kong) Group Limited, and it also held 26,208,210 ordinary shares of our Company directly. The ordinary shares held by CMCC, directly or indirectly, represented approximately 69.82% of our issued and outstanding share capital as of March 31, 2022. No other persons own 5% or more of our ordinary shares. Between our initial public offering in 1997 and March 31, 2022, our majority shareholders held, directly or indirectly, between approximately 69.82% and 76.5% of equity interest in us, except for brief periods following our equity offerings in 1999 and 2000 but before the issuance of consideration shares to our direct shareholder, China Mobile Hong Kong (BVI) Limited, for the related acquisitions, during which periods the shareholding was temporarily lower. See “Item 4. Information on the Company—The History and Development of the Company—Industry Restructuring and Changes in Our Shareholding Structure” for changes during the past three years with respect to our majority shareholders. Under our Articles of Association, our major shareholders do not have different voting rights when compared to other holders of shares in the same class. See “Item 9. The Offer and Listing” for the number of our ordinary shares.
We are not aware of any arrangement which may at a subsequent date result in a change of control over us.
Related Party Transactions
As of March 31, 2022, CMCC directly or indirectly owned approximately 69.82% of our issued and outstanding share capital.
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

In June 2021, we entered into the 2021 Trademark License Agreement to replace the 2018 Trademark License Agreement. Under the 2021 Trademark License Agreement, we and our operating subsidiaries have a non-exclusive
right to use the “CHINA MOBILE” trademark in the mainland of China and Hong Kong. The term of the 2021 Trademark License Agreement shall be ten years, effective from June 7, 2021. No license fee is payable by us to CMCC during the term of the 2021 Trademark License Agreement or the 2018 Trademark License Agreement.
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
Pursuant to an agreement between us and CMCC (the “Spectrum and Numbering Resources Agreement”), CMCC can collect usage fees from us relating to spectrum frequency and numbering resources and make payment to the MIIT. In addition to transferring to us all existing frequency spectrum and numbering resources allocated to it by the MIIT, CMCC has also agreed to apply for new frequency spectrum and numbering resources upon our request or notice from time to time and transfer the relevant new frequency spectrum and numbering resources to us. In 2021, no consideration was paid from us to CMCC or from CMCC to us under the Spectrum and Numbering Resources Agreement.
Sharing of Inter-Provincial Transmission Line Leasing Fees
Pursuant to an agreement between us and CMCC (the “Inter-Provincial Transmission Line Leasing Settlement Agreement”), CMCC maintains the existing settlement arrangements with respect to inter-provincial transmission line leasing with the relevant transmission line providers in the mainland of China, and collects inter-provincial transmission line leasing fees from us and pays the same to the transmission line providers in respect of the inter-provincial transmission lines we lease from such providers. In 2021, no consideration was paid from us to CMCC or from CMCC to us under the Inter-Provincial Transmission Line Leasing Settlement Agreement.
Leasing of
TD-SCDMA
Network Capacity
Pursuant to a network capacity leasing agreement between us and CMCC (the “Network Capacity Leasing Agreement”), we and our operating subsidiaries lease
TD-SCDMA
network capacity from CMCC and pay leasing fees to CMCC. The initial term of the Network Capacity Leasing Agreement expired on December 31, 2009 and the agreement has been renewed for successive one-year
periods since that time.
The leasing fees are determined on a basis that reflects our actual usage of CMCC’s
TD-SCDMA
network capacity and compensates CMCC for the costs of such network capacity. The amount of leasing fees payable by us to CMCC in 2021 under the Network Capacity Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules. The transactions contemplated under the Network Capacity Leasing Agreement constitute our continuing connected transactions under Rule 14A.31 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, but are exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.
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

Telecommunication Network Operation Assets Leasing Agreement
In order to better position ourselves in the changing landscape of the telecommunications industry in China and to enable us to meet the customers’ demand for one-stop
shop telecommunications services, we entered into the Network Assets Leasing Agreement with CMCC on August 18, 2011 (the “2011 Network Assets Leasing Agreement”), pursuant to which we and CMCC will lease our respective telecommunications network operation assets to each other in return for a leasing fee. The initial term of the 2011 Network Assets Leasing Agreement expired on December 31, 2011, and the agreement has been renewed for successive one-year
periods since then until it expired on December 31, 2019. On January 2, 2020, we entered into the 2020 Network Assets Leasing Agreement with CMCC for a term of one year commencing on January 1, 2020. The terms and conditions of the 2020 Network Assets Leasing Agreement are substantially the same as those of the 2011 Network Assets Leasing Agreement, except that the 2020 Network Assets Leasing Agreement is for a fixed term of one year and is not automatically renewable upon expiry. On January 8, 2021, we entered into the 2021 Telecommunications Network Operation Assets Leasing Agreement with CMCC for a term of one year commencing on January 1, 2021. On January 3, 2022, we and CMCC further entered into (i) the 2022 Leasing Agreement of Power Support and Other Network Assets and Resources for a term of one year commencing on January 1, 2022 and (ii) the 2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines for a term of three years commencing on January 3, 2022.
Pursuant to the 2022 Leasing Agreement of Power Support and Other Network Assets and Resources and the 2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines, the relevant leasing fees are payable on a monthly basis in cash and shall be determined with reference to the prevailing market rates. In determining the market rates for the leasing fees, we take into account the charges payable by us and CMCC to independent third parties (including other industry players) as well as the charges receivable by us and CMCC from independent third parties (including other industry players). The leasing fees payable by us to CMCC shall not be more than the leasing fees charged to other independent third parties for the same kinds of network assets.
The amount of leasing fees receivable by us from CMCC and its subsidiaries in 2021 under the 2021 Telecommunications Network Operation Assets Leasing Agreement did not exceed the de minimis threshold under the Hong Kong Listing Rules, and the amount of leasing fees payable by us to CMCC and its subsidiaries in 2021 under the 2021 Telecommunications Network Operation Assets Leasing Agreement did not exceed RMB6,500 million.
It is expected that, in 2022, the amount of leasing fees payable by us to CMCC under the 2022 Leasing Agreement of Power Support and Other Network Assets and Resources will not exceed RMB6,500 million, while the aggregate amount of the leasing fees receivable by us from CMCC will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. It is also expected that, in 2022, the amount of leasing fees payable by us under the 2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines will not exceed RMB3,500 million, and the total value of the right-of-use
assets recognizable by us thereunder will not exceed RMB11,000 million, while the aggregate amount of the leasing fees receivable by us from CMCC and its subsidiaries will not exceed the de minimis threshold under Rule 14A.76 of the Hong Kong Listing Rules. The transactions contemplated under the 2022 Leasing Agreement of Power Support and Other Network Assets and Resources and the 2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules.
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

Telecommunication Facilities Construction Services Agreement
On August 9, 2019, we entered into the Telecommunications Services Agreement with CMCC, pursuant to which we provide telecommunications services to CMCC and its subsidiaries. Telecommunications services provided by us under this agreement include (i) telecommunications project planning, design and consultation services, (ii) telecommunications project construction services and (iii) maintenance services in respect of telecommunications facilities and equipment. Following the expiry of this agreement on December 31, 2019 and to continue the provision of services contemplated under such agreement, we entered into the 2020 Telecommunication Facilities Construction Services Agreement with CMCC on January 2, 2020 with a one-year
term commencing on January 1, 2020. On January 8, 2021, we entered into the 2021 Telecommunication Facilities Construction Services Extension Letter with CMCC to renew the 2020 Telecommunication Facilities Construction Services Agreement according to its terms for a term of one year commencing on January 1, 2021. On January 3, 2022, we entered into the 2022 Telecommunication Facilities Construction Services Extension Letter with CMCC to renew the 2020 Telecommunication Facilities Construction Services Agreement (as renewed) according to its terms for a term of one year commencing on January 1, 2022.
Under the 2020 Telecommunication Facilities Construction Services Agreement, services charges for telecommunications project planning, design and consultation services will be payable by installments or upon completion of provisions of services. Services charges for telecommunications project construction services will be payable by installments, typically with 10% payable upon signing of the relevant engagement, 70% over the course of the construction and the remaining amount upon completion and acceptance of the project. Services charges for maintenance services in respect of telecommunications facilities and equipment will be payable monthly. The amount of telecommunication facilities construction services charges receivable by us from CMCC and its subsidiaries under the 2020 Telecommunication Facilities Construction Services Agreement did not exceed RMB2,000 million in 2021 and is expected not to exceed RMB2,000 million in 2022.
Transfer of Tower Assets to China Tower
On October 14, 2015, CMC entered into the Transaction Agreement with CUCL, China Telecom, CRHC and China Tower, pursuant to which CMC, CUCL and China Telecom shall transfer their then-owned telecommunications towers and related assets to China Tower, China Tower shall issue and allot shares in China Tower and/or pay certain cash as consideration for such transfers and CRHC shall subscribe for new shares in China Tower in cash. The transaction was completed on October 31, 2015. CMC transferred Tower Assets to China Tower for a final consideration of RMB102,736 million (approximately US$15,859.7 million). In January 2016, seven subsidiaries of CMC and China Tower entered into share subscription agreements to settle the number of shares subscribed by such subsidiaries and the amount of the consideration. China Tower completed its initial public offering and listed on the main board of the Hong Kong Stock Exchange in August 2018 and, as a result, our equity interest was diluted from 38% to approximately 28%. As of March 31, 2022, we indirectly owned approximately 28% equity interest in China Tower through CMC, our wholly-owned subsidiary.
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
The rental and property management service charges paid by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement did not exceed RMB2,200 million, RMB2,000 million and RMB2,000 million in 2019, 2020 and 2021, respectively.
The transactions contemplated under the Property Leasing and Management Services Agreement constitute our continuing connected transactions under Rule 14A.31 of the Hong Kong Listing Rules and are subject to the reporting, annual review and announcement requirements, but are exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules. The rental charges payable by us to CMCC and its subsidiaries under the Property Leasing and Management Services Agreement in 2022 are not expected to exceed RMB2,000 million, and the total value of right-of-use
assets relating to the leases thereunder is not expected to exceed RMB1,900 million in 2022.

Item 8.	Financial Information.
Consolidated Financial Statements
Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements.
Legal Proceedings
We have been subject to an on-going investigation by the SAMR over alleged violation of the PRC Anti-Monopoly Law. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We have been subject to an on-going investigation by the State Administration for Market Regulation over alleged violation of the PRC Anti-Monopoly Law and we currently cannot predict whether or when the SAMR will issue its decision.”
Other than the above, we are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial condition and results of operations.

Policy on Dividend Distributions
We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2021 and having taken into account our long-term future development, our board of directors recommended payment of a final dividend of HK$2.43 per share for the fiscal year ended December 31, 2021. This, together with the interim dividend of HK$1.63 per share, amounted to an aggregate dividend payment of HK$4.06 per share for the full fiscal year of 2021. Dividends for our ordinary shares listed on the Hong Kong Stock Exchange will be paid in Hong Kong dollars. Since the dividend will be denominated and declared in Hong Kong dollar, for RMB Shares, the dividends will be paid in Renminbi with the conversion rate to be calculated based on the average central parity rate between Hong Kong dollars and Renminbi announced by the People’s Bank of China in the week before the date of the declaration of dividends at the annual general meeting. In case of any change in the total number of our issued ordinary shares between the date of proposal and the record date for the implementation of the 2021 final dividend, we intend to keep the total amount of profit distribution unchanged and adjust the amount of dividend per share accordingly.
To create higher returns for our shareholders and share the results of our operating gains, after giving full consideration to the Company’s profitability, cash flow conditions and future development needs, in the three-year period from 2021, the profit to be distributed in cash for each year will gradually increase to 70% or above of the profit attributable to equity shareholders of the Company for that year.The Company will strive to create greater value for shareholders.

Item 9.	The Offer and Listing.
In connection with our initial public offering, our ADSs, each representing 20 ordinary shares, were listed and commenced trading on the NYSE on October 22, 1997 under the symbol “CHL.” Effective from July 5, 2000, our ADS-to-share ratio has been changed to one-to-five. Our ordinary shares were listed and commenced trading on the Hong Kong Stock Exchange on October 23, 1997 under the stock code “941.” Prior to these listings, there was no public market for our equity securities. Our ADSs were delisted from the NYSE on May 18, 2021. In light of the delisting, we terminated our ADSs program subsequently on September 13, 2021 and therefore, we no longer have any ADSs outstanding. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Transactions in our ordinary shares by U.S. persons beyond specified dates are prohibited and our ADSs were delisted.”
In January 2022, we completed an issuance of additional ordinary shares which are subscribed for in Renminbi by investors in the PRC, listed on the Shanghai Stock Exchange and traded in Renminbi (the “RMB Shares”). The RMB Shares belong to the same class of shares as our existing ordinary shares listed on the Hong Kong Stock Exchange. Our RMB Shares were listed and commenced trading on the Shanghai Stock Exchange on January 5, 2022 under the stock code “600941”. Given the delisting of our ADSs from the NYSE and the new listing of our RMB Shares on the Shanghai Stock Exchange, now the Hong Kong Stock Exchange and the Shanghai Stock Exchange are the principal markets for our ordinary shares, which are not listed on any other exchanges in or outside the United States.
As of December 31, 2021 and March 31, 2022, there were 20,475,482,897 and 21,362,826,764, respectively, of our ordinary shares issued and outstanding.

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
Borrowing Powers.
Subject to the relevant provisions of our Articles of Association and relevant policies governing the procedures of meetings, the directors may exercise all the powers of our company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or any third party. Such borrowing powers may be varied by an amendment to our articles of association.
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

provided that a resolution put to the vote of the meeting may be decided on a show of hands to the extent permitted by the listing rules of the relevant stock exchange(s).
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
Issue of Shares.
A general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered, in the first instance, to all the holders for the time being of any class of shares in the capital of our company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the directors to the extent permitted by applicable laws and regulations, the listing rules of the relevant stock exchange(s) and our Articles of Association, and Article 9 of the Articles of Association shall apply thereto.
Dividends.
We may by ordinary resolution declare dividends, but no such dividend shall be declared in excess of the amount recommended by the directors.

In accordance with applicable laws and regulations and as authorized at a general meeting, the board may, if it thinks fit, from time to time, resolve to pay to the members such interim dividends as appear to the board to be justified.
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
Annual General Meetings and Extraordinary General Meetings
We must hold, in each year, a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting must be held within six months after the end of each fiscal year. All other general meetings are extraordinary general meetings. The directors may proceed to convene an extraordinary general meeting whenever they think fit, in accordance with the Companies Ordinance.
In general, an annual general meeting and a meeting called for the passing of a resolution requiring special notice as stipulated under Section 578 of the Companies Ordinance shall be called by not less than 21 days’ notice in writing, and any other general meeting shall be called by not less than 14 days’ notice in writing. The notice must specify the date and time of the meeting and, save for an electronic meeting, the Principal Meeting Place, i.e. the place of the meeting or if there is more than one meeting location, the principal place of the meeting, as well as the agenda and particulars of the resolutions. If the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation at the meeting or where such details will be made available by us prior to the meeting. In the case of special business, the notice shall also specify the general nature of that business.
Miscellaneous
We keep our share register with our share registrar, which is Hong Kong Registrars Ltd., Shops 1712-1716, 17 th
Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, China, in accordance with the requirements of the Companies Ordinance. Our company number is 622909. See Exhibit 2.5 to this annual report for more information about our articles of association.
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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC and international economic conditions and foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the PBOC announced that the mid-point
exchange rate for the floating range of Renminbi against the U.S. dollar will be determined based on market-maker submissions that take into account the Renminbi-U.S. dollar exchange rate at the previous day’s closing of the inter-bank spot foreign exchange market, the supply and demand dynamics and the movements of other major currencies. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to the mainland of China—Fluctuation of the Renminbi could materially affect our financial condition, results of operations and cash flows” for further information.
Under Hong Kong law, there are no foreign exchange controls or other laws, decrees or regulations that (i) restrict the import or export of capital or affect the availability of cash and cash equivalents for our use or (ii) affect the remittance of dividends, interests or other payments to non-resident
holders of our securities. There are no limitations on the right of non-resident
or foreign owners to hold or vote the ordinary shares imposed by Hong Kong law or by our Articles of Association or other constituent documents.
Taxation—Mainland of China
This section describes certain PRC tax consequences relating to the ownership and disposition of our ordinary shares. This section does not address all possible PRC tax considerations that may be relevant to an investment in our ordinary shares in light of an investor’s specific circumstances, and is based on PRC tax laws and relevant interpretations as in effect as of the date of this annual report on Form
20-F,
which are subject to change, including the possibility of having retroactive effect. Accordingly, you should consult your own tax advisor regarding the PRC and other tax consequences of an investment in our ordinary shares under your particular circumstances.
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
Other PRC Tax Considerations
Stamp duty.
Under the Provisional Regulations of the PRC Concerning Stamp Duty and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares outside the PRC, as the PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and protected under the PRC law. On June 10, 2021, the PRC Stamp Duty Law was published, which will become effective on July 1, 2022. Under the PRC Stamp Duty Law, PRC stamp duty still should not apply to acquisitions or dispositions of our ordinary shares outside the PRC, as the PRC stamp duty will continue to be imposed only on documents executed or trade of securities conducted within the PRC, or documents executed outside the PRC but for the use within the PRC.

Estate tax
. The PRC does not currently levy estate tax.
Taxation—Hong Kong
Stamp Duty
Hong Kong stamp duty, currently charged at the rate of 0.13% on the higher of the amount of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of 0.26%) is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong
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
Profits Tax
No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on assessable profits of corporations and unincorporated businesses, respectively (except that the respective half-rates of 8.25% and 7.5% apply for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018). Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered by the Hong Kong Inland Revenue Department to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a trade, profession or business in Hong Kong.
Estate Duty
The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.
Taxation—United States Federal Income Taxation
This section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This section applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to a US holder in light of its individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes;

•	a person that purchases or sells ordinary shares as part of a wash sale for U.S. federal income tax purposes; or

•	a person whose functional currency is not the U.S. dollar.
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
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the ordinary shares.
You are a U.S. holder if you are a beneficial owner of ordinary shares and you are:

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

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ordinary shares in your particular circumstances.
The tax treatment of your ordinary shares will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.
Taxation of Dividends
The gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata
distributions of the ordinary shares, is subject to United States federal income taxation. If you are a non-corporate
U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares for more than 60 days during the
121-day
period beginning 60 days before the
ex-dividend
date and meet other holding period requirements. Dividends we pay with respect to ordinary shares will be qualified dividend income provided that, in the year that you receive the dividend, we are eligible for the benefits of the
U.S.-PRC
Treaty. We are uncertain as to whether we are eligible for the benefits of the
U.S.-PRC
Treaty and it is therefore uncertain whether dividends that we pay with respect to our ordinary shares will be treated as qualified dividend income that is taxable at preferential rates.
Dividends that we pay will be taxable to you when you, in the case of ordinary shares, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong dollar payments made, determined at the spot Hong Kong dollar-U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is, in fact, converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period (if any) from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.
Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “Taxation—Mainland of China—Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. Subject to certain limitations, the PRC tax withheld and paid over to the PRC tax authorities will be creditable against your United States federal income tax liability. To the extent a refund or reduction of the tax withheld is available under PRC law, or to the extent that you could have avoided or reduced the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided or reduced will not be eligible for credit against your United States federal income tax liability.
Taxation of Capital Gains
If you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares. Capital gain of a non-corporate
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
It is not clear if PRC tax will be imposed on any gain from the disposition of your ordinary shares (as discussed above in “Taxation—Mainland of China—Taxation of Capital Gains”). Under recently finalized Treasury regulations, you will generally be precluded from claiming a foreign tax credit in respect of any such taxes unless you are eligible for and elect to apply the benefits of the
U.S.-PRC
Treaty. Under the
U.S.-PRC
Treaty, if PRC tax were to be imposed on any gain from the disposition of your ordinary shares, then such gain will be treated as PRC source income if you are eligible for the benefits of the
U.S.-PRC
Treaty. U.S. holders should consult their tax advisors regarding the possibility of PRC tax being imposed on gain from the disposition of their ordinary shares, the tax consequences if PRC tax were to be imposed on such dispositions, and the availability of the foreign tax credit under their particular circumstances.
PFIC Rules
We believe that we should not currently be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future, However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ordinary shares:

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

•	any gain you realize on the sale or other disposition of your ordinary shares; and

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in your ordinary shares begins, that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
If we are a PFIC and you own ordinary shares, then you can make a mark-to-market
election if the ordinary shares are treated as marketable stock under the applicable regulations. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of the taxable year over your adjusted basis in your ordinary shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market
election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares will be taxed as ordinary income.
In addition, notwithstanding any election you make with regard to the ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market
election in effect with respect to your ordinary shares in the final year in which we are a PFIC or if you made a special “purging election” with respect to your ordinary shares. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income. If you own ordinary shares during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.
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
We are subject to market rate risks due to fluctuations in interest rates. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although we did not consider it necessary to do so in 2021.
We are also exposed to foreign currency risk relating to cash and cash equivalents denominated in foreign currencies. We may enter into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks. As of December 31, 2021, we had no foreign exchange forward contracts outstanding. We expect our foreign currency hedging activity to be generally limited to the hedging of specific future commitments in foreign currencies.
The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of restricted bank deposits, bank deposits and cash and cash equivalents as of the dates indicated.

	Expected Maturity Date						As of December 31, 2021		As of December 31, 2020
	2022	2023	2024	2025	2026	Thereafter	Total Recorded Amount	Fair Value	Total Recorded Amount	Fair Value

	(RMB equivalent in millions)
On-balance sheet financial instruments
Restricted bank deposits:
in U.S. dollars	36	—	—	—	—	—	36	36	5	5
in Hong Kong dollars	—	—	—	—	—	—	—	—	—	—
Bank deposits:
in U.S. dollars	1,381	—	—	—	—	—	1,381	1,381	1,045	1,045
in Hong Kong dollars	417	—	—	—	—	—	417	417	5,432	5,432
Cash and cash equivalents:
in U.S. dollars	1,075	—	—	—	—	—	1,075	1,075	1,870	1,870
in Hong Kong dollars	122	—	—	—	—	—	122	122	1,622	1,622

Item 12.	Description of Securities Other than Equity Securities.
Our ADSs program was terminated on September 13, 2021. Prior to that, the Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286, USA, was the depositary of our ADSs, and it collected its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collected fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide any distributions until its fees for those services are paid.

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
The Bank of New York Mellon, as the depositary, agreed to pay for certain expenses incurred in connection with our shareholders’ meetings. The amount of such expenses paid by the Bank of New York Mellon in 2021 was US$189,106.45, net of withholding tax. The Bank of New York Mellon also agreed to waive certain fees for standard costs associated with the administration of the ADR program, and the amount of such fees waived in 2021 was US$128,855.05.

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
As of December 31, 2021, an evaluation was carried out by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at a reasonable assurance level.
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
As of December 31, 2021, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG Huazhen LLP, an independent registered public accounting firm, as stated in their report dated April 28, 2022 appearing on page
F-2
of this annual report on Form
20-F.

/s/ DONG Xin		/s/ LI Ronghua
Name:	DONG Xin	Name:	LI Ronghua
Title:	Executive Director and Chief Executive Officer	Title:	Executive Director and Chief Financial Officer

Changes in Internal Control Over Financial Reporting
.
During 2021, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.
All members of our audit committee have extensive management experience. In particular, Mr. Stephen K.W. YIU has many years of accounting and finance experience and expertise. For detailed biographical information of Mr. Yiu, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.” Our board of directors has determined that Mr. Yiu is qualified as an “audit committee financial expert,” as defined in Item 16A of Form
20-F.
All audit committee members satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

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
The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for services provided by our principal accountants other than the audit fees, audit-related fees and tax fees in 2020 and 2021:

	Audit Fees (1)	Audit-Related Fees	Tax Fees (2)	All Other Fees (2)
	(in millions of RMB)
2020	109	—	3	2
2021	98	—	—	—

(1)	Includes the fees for services rendered in connection with the audit of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Includes the fees for tax compliance and advisory services, performance improvement and business process optimization advisory services and other advisory services.
Before our principal accountants were engaged by us or our subsidiaries to render audit or non-audit
services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
None.

Item 16F.	Change in Registrant’s Certifying Accountant.
On March 25, 2021, the board of directors of the Company resolved, as recommended by our audit committee, to propose to change our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, after the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of our internal control over financial reporting as of December 31, 2020. Such change in our independent registered public accounting firm is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the State Council of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a central state-owned enterprise and its subsidiaries. As a result, PricewaterhouseCoopers Zhong Tian LLP was dismissed at completion of their term as the independent registered public accounting firm in connection with the relevant regulations with effect from the conclusion of the annual general meeting of the Company held on April 29, 2021, and was not re-appointed.

None of the auditors’ reports issued by PricewaterhouseCoopers Zhong Tian LLP on our financial statements as of and for the fiscal years ended December 31, 2019 and 2020 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form
20-F
and related instructions to Item 16F of Form
20-F)
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
20-F.
We have provided PricewaterhouseCoopers Zhong Tian LLP with a copy of the foregoing disclosure under this Item 16F and have requested that PricewaterhouseCoopers Zhong Tian LLP furnish to us a letter addressed to the SEC stating whether or not PricewaterhouseCoopers Zhong Tian LLP agrees with such disclosure. A copy of the letter is filed as Exhibit 15.1 to this Form
20-F.
On March 25, 2021, our board of directors resolved, as recommended by our audit committee, to propose to appoint KPMG Huazhen LLP as our new independent registered public accounting firm. Such appointment became effective upon the close of our 2021 annual general meeting. During the two fiscal years ended December 31, 2019 and 2020 and through April 28, 2021, neither we nor any person on our behalf consulted with KPMG Huazhen LLP regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter being the subject of disagreement (as defined in Item 16F(a)(1)(iv) and the instructions to Item 16F of Form
20-F)
or reportable event (as defined in Item 16F(a)(1)(v) of Form
20-F).

Item 16G.	Corporate Governance.
As a foreign private issuer (as defined in Rule
3b-4
under the Exchange Act), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.
The significant differences between our corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards include:
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
Section 303A.03 of the New York Stock Exchange Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management
directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that the chairman of a listed company in Hong Kong should hold meetings at least annually with the non-executive
directors (including independent
non-executive
directors) without the presence of the executive directors. In 2021, our Audit Committee comprising four independent non-executive
directors met three times with our external auditors without any executive directors present.

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
Section 303A.12(a) of the New York Stock Exchange Listed Company Manual provides that each listed company’s chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Our Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

Item 16H.	Mine Safety Disclosure.
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable to our annual report for the fiscal year ended December 31, 2021.

PART III

Item 17.	Financial Statements.
Not applicable.

Item 18.	Financial Statements.
The following financial statements are filed as part of this annual report on Form
20-F.

Item 19.	Exhibits.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report on Form 20-F.

(b)	Exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Association (as amended).

2.1	We agree to provide the SEC, upon request, copies of instruments defining the rights of holders of our long-term debt.

2.2	Letter of Guarantee from China Mobile Communications Corporation for the RMB3,000 million guaranteed bonds due 2007 and RMB5,000 million guaranteed bonds due 2017, both issued by Guangdong Mobile in 2002 (with English translation).(1)

2.3	Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.(2)

2.4	Amendment to the Deposit Agreement dated as of June 26, 2021 to the Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among China Mobile Limited, The Bank of New York Melon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2.5	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

4.1	Agreement on Sharing of Administrative Services and Administrative Costs, dated April 27, 2004, between China Mobile Communication Co., Ltd. and China Mobile Communications Corporation (with English translation).(3)

4.2	Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated July 1, 2004, between China Mobile (Hong Kong) Limited and China Mobile Communications Corporation (with English translation).(4)

4.3	Tripartite Agreement on the Transfer of Rights and Obligations Relating to the Interconnection and Settlement Arrangements, dated November 13, 2008, among China Mobile Communications Corporation, China Tietong Telecommunications Corporation and China Mobile Limited (with English translation).(5)

4.4	TD-SCDMA Network Capacity Leasing Agreement, dated December 29, 2008, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(5)

4.5	Telecommunications Services Cooperation Agreement, dated November 6, 2009, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(6)

4.6	Share Subscription Agreement, dated March 10, 2010, between China Mobile Group Guangdong Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd. (with English summary).(6)

4.7	Property Leasing and Management Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.8	Telecommunications Services Agreement for the Years from 2011 to 2013, dated December 21, 2010, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(7)

4.9	Network Assets Leasing Agreement, dated August 18, 2011, between China Mobile Communications Corporation and China Mobile Limited (with English translation).(8)

4.10	Amendment and Transfer Agreement in connection with the Agreement regarding Settlement of Interconnection and Roaming, Transmission Line Leasing, Usage of Spectrum Frequency and Numbering Resources, dated September 13, 2012, between China Mobile Limited, China Mobile International Limited, China Mobile Communications Corporation and China Mobile Communication Co., Ltd. (with English translation).(9)

4.11	Property Leasing and Management Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.12	Telecommunications Services Agreement for the Years from 2014 to 2016, dated August 15, 2013, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(10)

4.13	Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, and China Telecom Corporation Limited (with English translation).(11)

4.14	Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, dated October 14, 2015, among China Mobile Communication Co., Ltd., China United Network Communications Corporation Limited, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower Corporation Limited (with English translation).(12)

4.15	Agreement on the Transfer of Business and Assets of China Tietong Telecommunications Corporation, dated November 27, 2015, between China Mobile Tietong Company Limited and China Tietong Telecommunications Corporation (with English translation).(12)

4.16	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Anhui Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.17	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Henan Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.18	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Hebei Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.19	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Guangdong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.20	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Jiangsu Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.21	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Shandong Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.22	Share Subscription Agreement, dated January 30, 2016, between China Mobile Group Zhejiang Co., Ltd. and China Tower Corporation Limited (with English translation).(12)

4.23	Commercial Pricing Agreement, dated July 8, 2016, between China Mobile Communication Company Limited and China Tower Corporation Limited (with English translation).(13)

4.24	Property Leasing and Management Services Agreement for the Years from 2017 to 2019, dated August 11, 2016, between China Mobile Limited and China Mobile Communications Corporation (with English translation).(13)

4.25	Supplementary Agreement to Commercial Pricing Agreement, dated January 31, 2018, between China Mobile Communication Co., Ltd. and China Tower Corporation Limited (with English translation).(14)

4.26	Assets Transfer Agreements, dated August 9, 2019, between the subsidiaries of China Mobile Limited in the relevant provinces, as purchasers, and the subsidiaries of China Mobile Communications Group Co., Ltd. in such provinces, as vendors (with English translation).(15)

4.27	2020 Network Assets Leasing Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.28	2020–2022 Property Leasing and Management Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.29	2020 Telecommunication Facilities Construction Services Agreement, dated January 2, 2020, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(15)

4.30	2021 Telecommunications Network Operation Assets Leasing Agreement, dated January 8, 2021, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).(16)

4.31	2022 Leasing Agreement of Power Support and Other Network Assets and Resources, dated January 3, 2022, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

4.32	2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines, dated January 3, 2022, between China Mobile Limited and China Mobile Communications Group Co., Ltd. (with English translation).

4.33	Trademark License Agreement, dated June 7, 2021, between China Mobile Communications Corporation, China Mobile Limited and China Mobile Communication Company Limited (with English translation).

8.1	List of Major Subsidiaries.

11.1	Code of Ethics.(3)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).

15.1	Letter from PricewaterhouseCoopers Zhong Tian LLP.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-14696), filed with the SEC on June 17, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-204640) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-14696), filed with the SEC on June 17, 2004.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 1-14696), filed with the SEC on June 13, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-14696), filed with the SEC on June 23, 2009.

(6)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 1-14696), filed with the SEC on June 7, 2010.

(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 1-14696), filed with the SEC on April 27, 2011.

(8)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-14696), filed with the SEC on April 25, 2012.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 1-14696), filed with the SEC on April 25, 2013.

(10)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 1-14696), filed with the SEC on April 25, 2014.

(11)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 1-14696), filed with the SEC on April 24, 2015.

(12)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-14696), filed with the SEC on April 26, 2016.

(13)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-14696), filed with the SEC on April 27, 2017.

(14)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 1-14696), filed with the SEC on April 26, 2018.

(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 1-14696), filed with the SEC on April 28, 2020.

(16)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 1-14696), filed with the SEC on April 28, 2021.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on Form
20-F
on its behalf.

CHINA MOBILE LIMITED

By:	/s/ DONG Xin
Name:	DONG Xin
Title:	Executive Director and Chief Executive Officer
Date: April 28, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
China Mobile Limited:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheet of China Mobile Limited and subsidiaries (the Group) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal
Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in
Internal
Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue
As discussed in notes 2(r) and 4 to the consolidated financial statements, the Group reported revenue of RMB751,409 million relating to the provision of telecommunications services for the year ended December 31, 2021.
We identified recognition of revenue as a critical audit matter because the Group uses a number of information technology (“IT”) systems for revenue recognition that are complex which process large volume of data. The testing of the Group’s IT systems needs to involve IT professionals with specialized skills and knowledge to assist with the performance of certain procedures.
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue.
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s revenue recognition process, including general IT controls and IT application controls over the billing systems and automated/manual controls over the interface between the billing systems and the accounting system. We involved IT professionals with specialized skills and knowledge, who assisted in testing:

•	general IT controls for the billing systems, including access to program controls, program change controls, program development controls and computer operation controls;

•
IT application controls over the completeness and accuracy of revenue information generated from the billing systems and the end-to-end reconciliation controls from the billing systems to the accounting system; and

•	recalculation of the balances of accounts receivable and advances from customers at period end with the use of a software audit tool using data extracted from the billing systems.
In addition to the above procedures, we reconciled a selection of revenue records generated from the accounting system to external cash collection records. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed.

Impairment assessment on an equity method investment
As discussed in notes 2(d), 2(j) and 20 to the consolidated financial statements, the Group’s equity method investment in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) as of December 31, 2021 was RMB107,982 million, which exceeded its fair value of RMB45,507 million. The Group performed an impairment assessment to determine the recoverable amount of this investment based on its value in use using the discounted cash flow model.
We identified impairment assessment on equity method investment in SPD Bank as a critical audit matter. The determination of value in use of the investment involved subjective auditor judgment to evaluate the Group’s assumptions. A high degree of auditor judgment was required to evaluate assets growth rates and discount rate used to determine the value in use of the investment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related to impairment assessment on investment in SPD Bank, including the development of assets growth rates and discount rate assumptions.
We evaluated the Group’s ability to accurately forecast by comparing assets growth rates used in prior year’s discounted cash flow model to the actual results. We evaluated the sensitivity analyses prepared by the Group over the assets growth rates and the discount rate assumptions to assess their impact on the Group’s impairment assessment. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the appropriateness of the assets growth rates by comparing them with the SPD Bank’s analysts’ reports; and

•	evaluating the appropriateness of the discount rate used by comparing it against discount rate that was independently developed using publicly available industry data.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China
April 28, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China Mobile Limited
Opinion on the Financial Statements
We have audited the consolidated balance sheet of China Mobile Limited and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China,
April 28, 2021
We served as the Company’s auditor from 2013 to 2020.

Consolidated Statements of Comprehensive Income
for the year ended December 31
(Expressed in Renminbi (“RMB”))

		2021	2020	2019
	Note	Million	Million	Million
Operating revenue	4
Revenue from telecommunications services		751,409	695,692	674,392
Revenue from sales of products and others		96,849	72,378	71,525

		848,258	768,070	745,917

Operating expenses
Network operation and support expenses	5	225,010	206,424	175,810
Depreciation and amortization		193,045	172,401	182,818
Employee benefit and related expenses	6	118,680	106,429	102,518
Selling expenses		48,243	49,943	52,813
Cost of products sold		96,083	73,100	72,565
Other operating expenses	7	49,234	47,039	46,244

		730,295	655,336	632,768

Profit from operations		117,963	112,734	113,149
Other gains	8	8,257	5,602	4,029
Interest and other income	9	16,729	14,341	15,560
Finance costs	10	(2,679)	(2,996)	(3,246)
Income from investments accounted for using the equity method		11,914	12,678	12,641

Profit before taxation		152,184	142,359	142,133
Taxation	13(a)	(35,878)	(34,219)	(35,342)

PROFIT FOR THE YEAR		116,306	108,140	106,791

F-
7

Consolidated Statement
s
of Comprehensive Income (Continued)
for the year ended December 31
(Expressed in RMB)

		2021		2020		2019
	Note	Million		Million		Million
Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets measured at fair value through other comprehensive income			(406)		957		(75)
Remeasurement of defined benefit liabilities			(143)		—		—
Share of other comprehensive income/(loss) of investments accounted for using the equity method			7		(32)		14
Items that may be subsequently reclassified to profit or loss
Currency translation differences			(882)		(1,915)		683
Share of other comprehensive (loss)/income of investments accounted for using the equity method			(219)		(585)		428

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			114,663		106,565		107,841

Profit attributable to:
Equity shareholders of the Company			116,148		107,843		106,641
Non-controlling interests			158		297		150

PROFIT FOR THE YEAR			116,306		108,140		106,791

Total comprehensive income attributable to:
Equity shareholders of the Company			114,505		106,268		107,691
Non-controlling interests			158		297		150

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			114,663		106,565		107,841

Earnings per share – Basic	14(a)	RMB	5.67	RMB	5.27	RMB	5.21

Earnings per share – Diluted	14(b)	RMB	5.67	RMB	5.27	RMB	5.18

The notes on pages F-17 to F-102 are an integral part of these consolidated financial statements.

F-
8

Consolidated Balance Sheets
As of December 31
(Expressed in RMB)

		2021	2020
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment	15	723,305	705,547
Construction in progress	16	71,742	71,651
Right-of-use assets	17(a)	55,350	65,091
Land use rights	17(b)	15,739	16,192
Goodwill	18	35,344	35,344
Other intangible assets		8,171	7,213
Investments accounted for using the equity method	20(a)	169,556	161,811
Deferred tax assets	21	43,216	38,998
Financial assets measured at fair value through other comprehensive income	22	689	1,111
Financial assets measured at fair value through profit or loss	22	78,600	—
Restricted bank deposits	23	7,046	8,836
Other non-current assets	24	37,198	36,345

		1,245,956	1,148,139

Current assets
Inventories	25	10,203	8,044
Contract assets	26	6,551	3,841
Accounts receivable	27	34,668	38,401
Other receivables		10,137	9,923
Amount due from ultimate holding company	28	2,612	1,396
Prepayments and other current assets	29	28,291	25,713
Prepaid income tax		875	1,157
Other financial assets measured at amortized cost	30	33,884	36,724
Financial assets measured at fair value through profit or loss	22	132,995	128,603
Restricted bank deposits	23	2,163	2,830
Bank deposits	31	89,049	110,382
Cash and cash equivalents	32	243,943	212,729

		595,371	579,743

Total assets		1,841,327	1,727,882

F-
9

Consolidated Balance Sheets (Continued)
As of December 31
(Expressed in RMB)

		2021	2020
	Note	Million	Million
Equity and liabilities
Liabilities
Current liabilities
Accounts payable	33	152,712	167,990
Bills payable		12,747	4,561
Contract liabilities	34	79,068	79,028
Accrued expenses and other payables	35	274,509	200,952
Amount due to ultimate holding company	28	23,478	26,714
Income tax payable		13,575	13,856
Lease liabilities	17(c)	26,059	24,173

		582,148	517,274

Non-current liabilities
Lease liabilities – non-current	17(c)	30,922	42,460
Deferred revenue	36	8,487	8,601
Deferred tax liabilities	21	2,369	1,668
Other non-current liabilities		7,109	5,107

		48,887	57,836

Total liabilities		631,035	575,110

F-1
0

Consolidated Balance Sheets (Continued)
As of December 31
(Expressed in RMB)

		2021	2020
	Note	Million	Million
Equity
Share capital	38(a)	402,130	402,130
Reserves		804,220	746,786

Total equity attributable to equity shareholders of the Company		1,206,350	1,148,916
Non-controlling interests		3,942	3,856

Total equity		1,210,292	1,152,772

Total equity and liabilities		1,841,327	1,727,882

The notes on pages F-17 to F-102 are an integral part of these consolidated financial statements
.

F-1
1

Consolidated Statements of Changes in Equity
(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Exchange reserve	PRC statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of January 1, 2019	402,130	(264,723)	1,034	345,129	2,246	563,483	1,049,299	3,404	1,052,703
Changes in equity for 2019:
Profit for the year	—	—	—	—	—	106,641	106,641	150	106,791
Changes in the fair value of financial assets measured at fair value through other comprehensive income	—	(75)	—	—	—	—	(75)	—	(75)
Currency translation differences	—	—	683	—	—	—	683	—	683
Share of other comprehensive income of investments accounted for using the equity method	—	442	—	—	—	—	442	—	442

Total comprehensive income for the year	—	367	683	—	—	106,641	107,691	150	107,841
Dividends approved in respect of previous year (note 38(b)(ii))	—	—	—	—	—	(25,059)	(25,059)	(38)	(25,097)
Dividends declared in respect of current year (note 38(b)(i))	—	—	—	—	—	(28,206)	(28,206)	—	(28,206)
Transfer to PRC statutory reserves (note 38( c )(ii))	—	—	—	1,094	—	(1,094)	—	—	—
Transfer to other reserves (note 38( c )(iii))	—	—	—	—	835	(835)	—	—	—
Others	—	—	—	—	48	—	48	—	48

As of December 31, 2019	402,130	(264,356)	1,717	346,223	3,129	614,930	1,103,773	3,516	1,107,289

F-1
2

Consolidated Statements of Changes in Equity (Continued)
(Expressed in RMB)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Exchange reserve	PRC statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
	Million	Million	Million	Million	Million	Million	Million	Million	Million
As of January 1, 2020	402,130	(264,356)	1,717	346,223	3,129	614,930	1,103,773	3,516	1,107,289
Changes in equity for 2020:
Profit for the year	—	—	—	—	—	107,843	107,843	297	108,140
Changes in the fair value of financial assets measured at fair value through other comprehensive income	—	957	—	—	—	—	957	—	957
Currency translation differences	—	—	(1,915)	—	—	—	(1,915)	—	(1,915)
Share of other comprehensive loss of investments accounted for using the equity method	—	(617)	—	—	—	—	(617)	—	(617)

Total comprehensive income for the year	—	340	(1,915)	—	—	107,843	106,268	297	106,565
Dividends approved in respect of previous year (note 38( b )(ii))	—	—	—	—	—	(32,169)	(32,169)	(11)	(32,180)
Dividends declared in respect of current year (note 38(b)(i))	—	—	—	—	—	(27,557)	(27,557)	—	(27,557)
Transfer to PRC statutory reserves (note 38( c )(ii))	—	—	—	571	—	(571)	—	—	—
Transfer to other reserves (note 38( c )(iii))	—	—	—	—	636	(636)	—	—	—
Share option scheme -Value of share options (note 37)	—	232	—	—	—	—	232	—	232
Changes in the share of other reserves of investments accounted for using the equity method	—	(430)	—	—	—	—	(430)	—	(430)
Others	—	(94)	—	—	21	(1,128)	(1,201)	54	(1,147)

As of December 31, 2020	402,130	(264,308)	(198)	346,794	3,786	660,712	1,148,916	3,856	1,152,772

As of January 1, 2021	402,130	(264,308)	(198)	346,794	3,786	660,712	1,148,916	3,856	1,152,772
Changes in equity for 2021:
Profit for the year	—	—	—	—	—	116,148	116,148	158	116,306
Changes in the fair value of financial assets measured at fair value through other comprehensive income	—	(406)	—	—	—	—	(406)	—	(406)
Remeasurement of defined benefit liabilities	—	(143)	—	—	—	—	(143)	—	(143)
Currency translation differences	—	—	(882)	—	—	—	(882)	—	(882)
Share of other comprehensive loss of investments accounted for using the equity method	—	(212)	—	—	—	—	(212)	—	(212)

Total comprehensive income for the year	—	(761)	(882)	—	—	116,148	114,505	158	114,663
Dividends approved in respect of previous year (note 38(b)(ii))	—	—	—	—	—	(29,916)	(29,916)	(72)	(29,988)
Dividends declared in respect of current year (note 38(b)(i))	—	—	—	—	—	(27,669)	(27,669)	—	(27,669)
Transfer to PRC statutory reserves (note 38( c )(ii))	—	—	—	579	—	(579)	—	—	—
Share option scheme -Value of share options (note 37)	—	413	—	—	—	—	413	—	413
Changes in the share of other reserves of investments accounted for using the equity method	—	(21)	—	—	—	—	(21)	—	(21)
Others	—	—	—	—	122	—	122	—	122

As of December 31, 2021	402,130	(264,677)	(1,080)	347,373	3,908	718,696	1,206,350	3,942	1,210,292

The notes on pages F-17 to F-102 are an integral part of these consolidated financial statements.

F-1
3

Consolidated Statements of Cash Flows
for the year ended December 31
(Expressed in RMB)

		2021	2020	2019
	Note	Million	Million	Million
Operating activities
Profit before taxation		152,184	142,359	142,133
Adjustments for:
- Depreciation and amortization		193,045	172,401	182,818
- Net loss on disposal and write-off of property, plant and equipment	7	1,748	1,547	2,911
- Expected credit impairment losses	7	4,171	5,084	5,761
- Impairment losses of contract assets		88	(62)	—
- Write-down of inventories	7	280	196	171
- Interest and other income	9	(16,729)	(14,341)	(15,560)
- Finance costs	10	2,679	2,996	3,246
- Dividend income from equity investments at fair value through other comprehensive income		—	(1)	(2)
- Income from investments accounted for using the equity method		(11,914)	(12,678)	(12,641)
- Net exchange (gain)/loss		(11)	(32)	67
- Share options expenses		413	232	—

Operating cash flows before changes in working capital		325,954	297,701	308,904

(Increase)/decrease in inventories		(2,439)	(902)	1,348
(Increase)/decrease in contract assets		(3,337)	1,228	(64)
(Increase)/decrease in contract costs		(3,353)	1,500	(9,012)
Increase in accounts receivable		(297)	(10,812)	(11,981)
Increase in other receivables		(255)	(585)	(1,364)
(Increase)/decrease in prepayments and other current assets		(4,667)	1,538	(3,075)
Increase in amount due from ultimate holding company		(1,216)	(46)	(780)
Decrease/(increase) in deposited customer reserves		875	(897)	6,447
Increase/(decrease) in accounts payable		5,546	7,896	(3,334)
Increase in bills payable		4,211	829	794
Increase /(decrease) in contract liabilities		40	21,203	(5,360)
(Decrease)/increase in deferred revenue		(114)	1,740	1,980
Increase in accrued expenses and other payables		24,696	18,584	508
Increase/(decrease) in amount due to ultimate holding company		4,305	(32)	(107)
Increase in other non-current liabilities		4,209	4,923	—

Cash generated from operations		354,158	343,868	284,904
Tax paid
- The mainland of China and other countries and regions’ enterprise income tax paid		(38,991)	(35,776)	(37,300)
- Hong Kong profits tax paid		(403)	(331)	(13)

Net cash generated from operating activities		314,764	307,761	247,591

F-1
4

Consolidated Statement
s
of Cash Flows (Continued)
for the year ended December 31
(Expressed in RMB)

	2021	2020	2019
	Million	Million	Million
Investing activities
Payment for property, plant and equipment	(202,673)	(189,577)	(202,365)
Payment for land use rights	(44)	(169)	(355)
Payment for other intangible assets	(4,594)	(703)	(2,245)
Proceeds from disposal and write-off of property, plant and equipment	505	266	423
Decrease in bank deposits	25,596	15,008	157,709
Decrease/(increase) in other financial assets measured at amortized cost	2,483	(17,921)	5,346
Decrease/(increase) in restricted bank deposits (excluding deposited customer reserves)	2,008	(335)	(4,503)
Interest and other finance income received	13,361	12,999	11,550
Proceeds from disposal of investments accounted for using the equity method	523	417	—
Purchase of investments accounted for using the equity method	(277)	(1,346)	(161)
Dividends received from investments accounted for using the equity method	3,926	4,362	2,299
Purchase of financial assets measured at fair value through profit or loss	(136,813)	(114,893)	(161,343)
Proceeds from disposal of financial assets measured at fair value through profit or loss	57,687	103,479	129,505
Purchase of financial assets measured at fair value through other comprehensive income	—	(205)	—
Proceeds from disposal of financial assets measured at fair value through other comprehensive income	—	500	—
Others	16	12	(66)

Net cash used in investing activities	(238,296)	(188,106)	(64,206)

F-1
5

Consolidated Statement
s
of Cash Flows (Continued)
for the year ended December 31
(Expressed in RMB)

		2021	2020	2019
	Note	Million	Million	Million
Financing activities
Subscription funds received from issuance of RMB Shares	35	48,695	—	—
Dividends paid to the Company’s equity shareholders		(57,585)	(59,726)	(53,265)
Dividends paid to non-controlling shareholders of subsidiaries		(72)	(11)	(38)
Net (repayment)/receipts of short-term deposits placed by CMCC Group	39(a)	(7,541)	5,069	10,764
Interest paid in relation to short-term deposits placed by CMCC Group		(131)	(170)	(187)
Repayment of principal and interest of lease liabilities		(28,502)	(27,346)	(22,175)
Others		(65)	(68)	—

Net cash used in financing activities		(45,201)	(82,252)	(64,901)

Net increase in cash and cash equivalents		31,267	37,403	118,484
Cash and cash equivalents at beginning of year		212,729	175,933	57,302
Effect of changes in foreign exchange rate		(53)	(607)	147

Cash and cash equivalents at end of year	32	243,943	212,729	175,933

Changes in liabilities arising from financing activities
There are no changes in liabilities arising from financing activities other than the subscription funds received from issuance of RMB Shares (note 35), the receipts and repayment of short-term deposits placed by CMCC Group (note 39(a)), the initial recognition of lease liabilities at the commencement date, and repayment of the related principal and interest associated with lease liabilities.
The notes on pages F-17 to F-102 are an integral part of these consolidated financial statements.

6

Notes to the consolidated financial statements
(Expressed in RMB unless otherwise indicated)

1	GENERAL INFORMATION
China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on September 3, 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and information related services in the mainland of China and in Hong Kong (for the purpose of preparing the consolidated financial statements, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in the British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60 th
Floor, The Center, 99 Queen’s Road Central, Hong Kong.
The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since October 23, 1997 and the American Depositary Shares (“ADSs”) of the Company had been listed on the New York Stock Exchange LLC (the “NYSE”) since October 22, 1997. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company and on May 7, 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration. The delisting of the Company’s ADSs became effective on May 18, 2021. On January 5, 2022, the Company completed the initial public offering of ordinary shares subscribed for and traded in RMB (the “RMB Shares”), which were listed on the Shanghai Stock Exchange (the “RMB Share Issue”).

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. A summary of the significant accounting policies adopted by the Group is set out below. The consolidated financial statements were authorized by the Board of Directors to issue on April 28, 2022.

F-
17

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of preparation
The consolidated financial statements for the year ended December 31, 2021 comprise the Group and the Group’s interest in associates and joint ventures.
The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of certain financial instruments measured at fair value.
All of the amended standards that effective for the year beginning on January 1, 2021 have been applied for the first time by the Group. The details of adopting these amended standards are disclosed in note 3.
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
Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are disclosed in note 44.

F-
18

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

F-
19

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Subsidiaries and non-controlling interests (Continued)

(ii)	Separate financial statements
In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.
Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(iii)	Business combination other than under common control
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

(iv)	Business combination under common control
The Group applies the principles of merger accounting to account for the combination of entities and businesses under common control.
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
The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which they were incurred.

F-2
0

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Investments in associates and joint arrangements
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control or joint control, over its management. Significant influence is the power to participate in the financial and operating decisions of the investee but is not control or joint control over those policies.
The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. A joint operation is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the assets and obligations for the liabilities relating to the arrangement. The Group accounts for its assets, liabilities, revenue and expenses, and its share thereof, in relation to its interests in the joint operation. A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.
Investments accounted for using the equity method
The Group accounted for its investment in associates and joint ventures using the equity method.
Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment after reassessment (if applicable). Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition post-tax
results of the investee for the year is recognized as income from investments accounted for using the equity method in the consolidated statement of comprehensive income, whereas the Group’s share of the post-acquisition post-tax
items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statement of comprehensive income.

F-2
1

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Investments in associates and joint arrangements (Continued)

When the Group’s share of losses exceeds its interest in the associates or joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associates or joint ventures.
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

F-2
2

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
On disposal of a cash-generating unit, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f)	Other intangible assets
Other intangible assets such as operating license and copyrights that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in depreciation and amortization on a straight-line basis over the shorter of the assets’ estimated useful lives or each asset’s contractual period, from the date they are available for use. Both the useful lives and method of amortization of other intangible assets are reviewed at least annually by the Group.
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

F-2
3

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).
The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent costs are recognized in the carrying amount of an item of property, plant and equipment, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.
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
Depreciation is calculated to write off the cost of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

	Estimated useful lives	Estimated residual value rate
Buildings	8 - 30 years	3%
Telecommunications transceivers, switching centers, transmission and other network equipment	5 - 10 years	0 - 3%
Office equipment, furniture, fixtures and others	3 - 10 years	3%
Both the assets’ useful lives and residual values are reviewed at least annually. During 2021, the Group adjusted the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero. The effect of such change in accounting estimate is disclosed in note 15.

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

F-2
4

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of a contract, the Group assesses whether the contract is, or contains, a lease. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i)	As lessee
Other than land use right, the Group primarily leases telecommunications towers, buildings and premises and other network equipment. Lease contracts are typically made for fixed periods with no extension options.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease
component on the basis of their relative stand-alone prices. Unless the group applies the practical expedient permitted under IFRS 16 “Leases”.
Recognition and measurement of lease liabilities
Lease liabilities are initially measured at the present value of unpaid lease payments at the commencement date. Lease payments include fixed payments, variable lease payments that are based on an index or a rate, residual value guarantees payments, lease payments to be made under reasonably certain extension options and payments of penalties for exercising an option to terminate the lease.
As the interest rate implicit in the lease of the Group cannot be readily determined, the Group uses incremental borrowing rate as the discounted rate for calculating the present value of lease payments. When determine the incremental borrowing rate, the Group makes adjustments on risk-free interest rate based on lease term and credit risk for leases, as the Group does not have recent third party loan financing. Lease payments are allocated between principal and finance cost. The Group calculates interest on the lease liability based on a constant periodic rate, which is charged to profit or loss as finance cost over the lease period.
Recognition and measurement of
right-of-use
asset
Right-of-use
assets of the Group are measured at cost, comprising the amount of the initial measurement of lease liabilities, any lease payments made at or before the commencement date, initial direct costs and restoration costs, etc.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

F-2
5

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Leases (Continued)

(i)	As lessee (Continued)

Lease modification
The Group accounts for a lease modification as a separate lease if both: (1) the modification increases the scope of the lease by adding the right to use one or more underlying assets; (2) the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.
For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification the Group redetermine the period of the modified lease and remeasure the lease liability by discounting the revised lease payments using a revised discount rate. The Group accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use
asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease and recognizing in profit or loss any gain or loss relating to the partial or full termination of the lease. For all other lease modifications, the Group makes a corresponding adjustment to the carrying amount of the right-of-use
asset.
Other lease expenses
Payments associated with short-term leases and leases of
low-value
assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Leases of low-value
asset are leases for which the underlying asset is of low value, when new. Variable lease payments not based on an index or a rate are recognized in profit or loss in the period in which the condition that triggers those payments occurs.
Classification of lease related cash flow
Short-term lease payments, payments for leases of
low-value
assets and variable lease payments that are not included in the measurement of the lease liabilities of the Group are included in the cash used in operating activities. Repayment of principal and interest of lease liabilities of the Group is included in the cash used in financing activities.

(ii)	As lessor
Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the lease asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature.

6

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of non-financial assets

(i)	Impairment of investments accounted for using the equity method
Investments accounted for using the equity method are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the entity;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the entity will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and

•	decline in the fair value of an investment in an equity instrument below its carrying amount.
If any such evidence exists, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii).

F-
27

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of non-financial assets (Continued)

(ii)	Impairment of other assets
Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased, except in the case of goodwill and other intangible assets with indefinite useful lives:

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

F-
2
8

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

F-
2
9

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

F-3
0

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at FVPL are expensed in profit or loss.

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

(ii)
Debt investments are classified as fair value through other comprehensive income (“FVOCI”), if the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale and the contractual cash flows of the investment comprise solely payments of principal and interest. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

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

F-3
1

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Investments and other financial assets (Continued)

Impairment
The Group assesses on a forward looking basis the expected credit losses associated with its financial instruments carried at amortized cost. The Group has adopted the simplified expected credit loss model for its accounts receivable and contract assets, which requires expected lifetime losses to be recognized from their initial recognition.
For other financial instruments carried at amortized cost, which have low credit risk at both the beginning and end of the reporting period, the Group recognizes a loss allowance equal to
12-month
expected credit loss unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime expected credit loss.
Financial assets are written off when the Group is satisfied that recovery is remote. When loans or receivables have been written off, the Group continues to attempt to recover the receivables due. When recoveries are made, the recovered amount is recognized in profit or loss.

(m)	Accounts receivable and other receivables
Accounts receivable are initially recognized at the amount of consideration that is unconditional and other receivables are initially recognized at fair value. Both of them are thereafter measured using the effective interest rate method and stated at amortized cost less related loss allowance for impairment (see note 2(l)).

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
Accounts payable and other payables are initially recognized at fair value. After initial recognition, both of them are stated at amortized cost or invoiced amount if the effect of discounting would be immaterial.

F-3
2

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Deferred revenue
A government grant related to an asset is recognized as deferred revenue and amortized over the useful life of the related asset on a reasonable and systematic manner in other gains. A grant that compensates the Group for expenses or losses to be incurred in the future is recognized as deferred revenue, and included in other gains in the periods in which the expenses or losses are recognized. It shall be recognized in profit or loss immediately when as compensation for expenses or losses already incurred.

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
For the telecommunications services and telecommunication related products and/or other services/products provided by the Group, if the customer can benefit from the services or products and the Group’s promise to transfer the services or products is separately identifiable, the Group identifies them as separate performance obligations.
Revenue is measured at the transaction price which is the amount of consideration to which the Group is entitled in exchange for transferring promised performance obligations to the customer excluding amounts collected on behalf of third parties. The amount of consideration is generally explicitly stated in the contract and does not include significant financing component.

F-3
3

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers (Continued)

When control of a service or product is transferred to a customer, revenue is generally recognized in profit or loss as follows:

(i)
Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised services or products to the customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time.

(ii)
For contracts which include the provision of multiple performance obligations including services and products, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of services and products are mainly based on its observable selling price. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available and maximise the use of observable inputs to estimate the stand-alone selling price. Revenue for each performance obligation is then recognized when the control of the promised services or products is transferred to the customer.

(iii)
The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks, etc. to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified product before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party.

F-3
4

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition from contracts with customers (Continued)

Contract assets primarily relate to the Group’s rights to consideration for services or products provided to the customers but for which the Group does not have an unconditional right at the balance sheet date. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the services or products promised in the contract. Contract liabilities mainly comprise non-refundable
prepaid service fees received from customers, unredeemed point rewards under customer point reward program (“Reward Program”) and unused data traffic carried over. The refundable prepaid service fees received from customers is recorded as receipts-in-advance.
Contract costs include costs incurred to obtain a contract and cost incurred to fulfil a contract. Costs incurred to obtain a contract represents incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents and are amortized on a systemic basis that is consistent with the transfer to the customer of the services or products to which such costs relates over the expected duration of the contract and recorded in selling expense, if it is expected to be recovered. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current
assets.
Cost incurred to fulfil a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized on a systemic basis that is consistent with the transfer to the customer of the services or products to which the costs incurred to fulfil a customer contract relates over the expected duration of the contract and recorded as network operation and support expenses, if it is expected to be recovered. Capitalized cost incurred to fulfil a contract is recorded as inventory or other non-current
assets based on its amortization period.

F-3
5

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

6

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

F-
37

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
The employees of the subsidiaries in the mainland of China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. During the reporting period, no forfeited contributions were used by the Group to reduce the existing level of contributions.

F-
38

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Employee benefits (Continued)

(ii)	Supplementary retirement benefits
In addition to participating in local governmental defined contribution social insurance, the Group also provides other post retirement supplementary retirement benefits to those retired employees qualified for certain criteria in accordance with the governmental requirement since 2020. Under such plan, the Group provides or reimburses certain medical benefits to retired employees annually based on certain criteria. The Group’s payment obligation in the future under such plan are discounted and recognized as liabilities, the costs of which are recognized in profit or loss. Changes arising from remeasurement of the liability due to changes in the actuarial assumptions are recognized in other comprehensive income when incurred.

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
During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is recognized in profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated in consolidated financial statements.

(iv)	Termination benefits
Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

F-
39

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Research and development expenses
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
For the purpose of the consolidated statement of cash flows, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

F-4
0

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

F-4
1

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Segment reporting
An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and information related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

(ab)	Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

F-4
2

3	CHANGES IN ACCOUNTING POLICIES
The following amendments are mandatory for the first time for the Group’s financial year beginning on January 1, 2021 and are applicable for the Group:
Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases” – Interest rate benchmark reform – phase 2
The above amendments to IFRS and IAS effective for the financial year beginning on January 1, 2021 do not have a material impact on the Group.
Amendments or revisions to IFRS and IAS effective for the financial year beginning on January 1, 2020 do not have a material impact on the Group.
New standards, annual improvement or interpretation to IFRS and IAS effective for the financial year beginning on January 1, 2019 do not have a material impact on the Group other than IFRS 16 “Leases”. The impact resulting from the adoption of IFRS 16 on the Group’s equity as of January 1, 2019 led to a decrease of equity of RMB3,106 million.
In addition, the IASB also published a number of new standards and amendments to standards which are effective for the Group’s financial year beginning on or after January 1, 2022 and have not been early adopted by the Group (see note 45). Management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

F-4
3

4	OPERATING REVENUE

	2021	2020	2019
	Million	Million	Million
Revenue from telecommunications services
Voice services	76,163	78,782	88,624
SMS & MMS services	31,100	29,485	28,648
Wireless data traffic services	392,859	385,679	384,999
Wireline broadband services	94,230	80,808	68,835
Applications and information services	136,961	101,038	82,543
Others	20,096	19,900	20,743

	751,409	695,692	674,392
Revenue from sales of products and others	96,849	72,378	71,525

	848,258	768,070	745,917

The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material. The revenue recognition policy has been disclosed in note 2(r), while majority of the Group’s revenue from contracts with customers was recognized over time.
Operating revenue is subject to value-added tax (“VAT”). The VAT rate for basic telecommunications services is 9%. The VAT rate for value-added telecommunications services, information technology services and technical consulting services is 6% and the VAT rate for sales of telecommunications terminals is 13%. VAT is excluded from the revenue.
The unsatisfied performance obligation of the Group is mainly related to telecommunications services. The Group generally enters into service contracts with customers monthly or for a fixed term, and bills the customers monthly based on the contract terms for the Group’s unconditional right to consideration. Almost all of the transaction considerations that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognized within one year when services are provided. For the contracts that have an original expected duration of one year or less and the performance obligations which are regarded as satisfied as billed, the Group has applied the practical expedient permitted under IFRS 15 “Revenue from Contracts with Customers”, therefore, the information about the remaining performance obligations were not disclosed.

F-4
4

5	NETWORK OPERATION AND SUPPORT EXPENSES

		2021	2020	2019
	Note	Million	Million	Million
Maintenance, operation support and related expenses		137,095	117,758	92,980
Power and utilities expenses		36,878	37,661	32,837
Charges for use of tower assets	(i) (iii)	26,248	26,836	25,518
Charges for use of lines and network assets	(ii) (iii)	8,272	8,224	7,715
Charges for use of other assets	(ii) (iii)	6,521	6,149	7,492
Others		9,996	9,796	9,268

		225,010	206,424	175,810

Note:

(i)
Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)
Charges for use of lines and network assets and other assets mainly include the non-lease
components charges and the lease components charges for lease contracts that are exempted from recognition of right-of-use
assets and lease liabilities, such as short-term lease payments, lease payments of low-value
assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(iii)
For the year ended December 31, 2021, short-term lease payments and lease payments of low-value
assets amounted to RMB6,576 million (2020: RMB4,462 million; 2019: RMB6,757 million), and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred, amounted to RMB7,160 million (2020: RMB7,770 million; 2019: RMB8,186 million).

F-4
5

6	EMPLOYEE BENEFIT AND RELATED EXPENSES

	2021	2020	2019
	Million	Million	Million
Salaries, wages, labor service expenses and other benefits	102,943	95,254	86,610
Retirement costs: contributions to defined contribution retirement plans	15,324	10,943	15,908
Share-based compensation expenses	413	232	—

	118,680	106,429	102,518

Since 2020, the Group has implemented the transfer of the socialized management of existing retirees to external organizations in accordance with the governmental requirement. The Group is also obliged to pay for certain of such retirees’ post-retirement benefits (mainly including supplementary medical benefits, etc.) in the future with the principle that the level of such benefits would not be decreased. This benefit plan is accounted for as a long-term defined benefits obligation and does not have any plan assets. As at the end of the reporting period, the Group engaged an independent qualified actuary to calculate the Group’s obligation for this benefit plan using the projected unit credit method, and such obligation was recognized as liability. Actuarial assumptions mainly included discount rate and life expectancy. For the year ended December 31, 2021, the discount rate was 3.00% per annum (2020: 3.25%). Life expectancy was determined in accordance with relevant information on the “China Life Insurance Mortality Table (2010-2013) - CL5/CL6”. Reasonable changes in actuarial assumptions would not have a significant impact on the consolidated financial statements of the Group.
The movement of defined benefit plan liabilities for the year is as follows:

	2021	2020
	Million	Million
As of January 1	4,615	—
Defined benefit costs included in profit or loss
- service cost	1,178	4,615
- interest cost	145	—
Defined benefit costs included in other comprehensive income	143	—
Payments during the year	(267)	—

As of December 31	5,814	4,615

6

7	OTHER OPERATING EXPENSES

		2021	2020	2019
	Note	Million	Million	Million
Interconnection		20,064	19,821	21,037
Expected credit impairment losses		4,171	5,084	5,761
Write-down of inventories		280	196	171
Net loss on disposal and write-off of property, plant and equipment		1,748	1,547	2,911
Research and development expenses	(i)	6,676	4,898	2,843
Auditors’ remuneration
- audit services	(ii)	98	109	111
- tax services		—	3	2
- other services		—	2	10
Taxes and surcharges		2,722	2,462	2,424
Others	(iii)	13,475	12,917	10,974

		49,234	47,039	46,244

Note:

(i)	The item does not include depreciation and amortization and employee benefit and related expenses related to research and development.

(ii)
Audit services include reporting on the Group’s internal controls over financial reporting pursuant to regulatory requirements at a service fee of RMB19 million (2020: RMB22 million; 2019: RMB22 million).

(iii)	Others consist of administrative expenses and other miscellaneous expenses.

F-
47

8	OTHER GAINS

	2021	2020	2019
	Million	Million	Million
Compensation income	968	758	915
Additional deduction of input VAT	4,411	2,813	667
Others	2,878	2,031	2,447

	8,257	5,602	4,029

9	INTEREST AND OTHER INCOME

	2021	2020	2019
	Million	Million	Million
Interest income	10,934	11,447	10,065
Net gains on hold/disposal of financial assets	5,795	2,894	5,495

	16,729	14,341	15,560

10	FINANCE COSTS

	2021	2020	2019
	Million	Million	Million
Interest for lease liabilities	2,383	2,806	3,052
Interest paid for short-term deposits received (note 39(a))	131	170	187
Others	165	20	7

	2,679	2,996	3,246

F-
48

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION
Directors’ remuneration during 2021 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2021 Total ’000
Executive directors (Expressed in RMB)
YANG Jie 1	—	918	214	1,132
DONG Xin 2	—	929	214	1,143
WANG Yuhang 3	—	850	206	1,056
LI Ronghua 4	—	600	205	805

	—	3,297	839	4,136

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	470	—	—	470
YANG Qiang	—	—	—	—

	1,385	—	—	1,385

Directors’ remuneration during 2020 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2020 Total ’000
Executive directors (Expressed in RMB)
YANG Jie 1	—	830	157	987
DONG Xin 2	—	829	148	977
WANG Yuhang 3	—	757	149	906
LI Ronghua 4	—	123	38	161

	—	2,539	492	3,031

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	470	—	—	470
YANG Qiang	—	—	—	—

	1,385	—	—	1,385

F-
49

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

Directors’ remuneration during 2019 is as follows:

	Directors’ fees ’000	Salaries, allowances and bonuses ’000	Contributions relating to social insurance, housing fund and retirement scheme ’000	2019 Total ’000
Executive directors (Expressed in RMB)
YANG Jie 1	—	461	169	630
SHANG Bing 5	—	1,354	89	1,443
LI Yue 6	—	1,585	187	1,772
WANG Yuhang 3	—	415	163	578
DONG Xin 2	—	1,469	195	1,664

	—	5,284	803	6,087

Independent non-executive directors (Expressed in Hong Kong dollar)
CHENG Mo Chi, Moses	460	—	—	460
CHOW Man Yiu, Paul	455	—	—	455
YIU Kin Wah, Stephen	470	—	—	470
YANG Qiang	—	—	—	—

	1,385	—	—	1,385

1	Mr. YANG Jie was appointed as an executive director and the chairman of the Company with effect from March 21, 2019.

2	Mr. Dong Xin was appointed as the chief executive officer of the Company with effect from August 13, 2020 and had ceased to serve as the chief financial officer of the Company.

3	Mr. WANG Yuhang was appointed as an executive director of the Company with effect from October 24, 2019.

4	Mr. LI Ronghua was appointed as an executive director and the chief financial officer of the Company with effect from October 15, 2020.

5	Mr. SHANG Bing resigned from his position as an executive director and the chairman of the Company with effect from March 4, 2019.

6	Mr. LI Yue resigned from his position as an executive director and chief executive officer of the Company with effect from October 11, 2019.

F-5
0

11	DIRECTORS’ AND OTHER SENIOR MANAGEMENT’S REMUNERATION (CONTINUED)

In 2021, 2020 and 2019, executive directors and independent
non-executive
director Dr. YANG Qiang of the Company voluntarily waived their directors’ fees.
Directors’ remuneration paid during 2021 included directors’ performance related bonuses related to their term of service for previous years determined and paid during the year. The unpaid portion of executive directors’ performance related bonuses for 2021 will be paid in 2022 based on their performance, and the additional bonuses related to their term of service will be paid based on their performance upon the completion of three-year evaluation period.
The Company’s other senior management’s remuneration includes basic remuneration for the year, performance related bonuses for prior year, and additional bonuses related to their three-year term of service (if any). For the year ended December 31, 2021, the Company’s other senior management’s remuneration was within the range between RMB1,000,000 to RMB1,050,000 (2020: RMB400,000 to RMB900,000
;
2019: RMB1,500,000 to RMB2,000,000).

F-5
1

12	INDIVIDUALS WITH HIGHEST EMOLUMENTS
For the years ended December 31, 2021, 2020 and 2019, none of the five individuals with the highest emoluments in the Group are directors or other senior management. The emoluments paid/payable to the five individuals with highest emoluments are as follows:

	2021	2020	2019
	’000	’000	’000
Salaries, allowances and benefits in kind	7,765	7,684	6,592
Performance related bonuses	5,775	4,545	4,314
Retirement scheme contributions	336	215	187

	13,876	12,444	11,093

The emoluments fell within the following bands:

	2021	2020	2019
	Number of individuals	Number of individuals	Number of individuals
Emolument bands
2,000,001 - 2,500,000	3	4	5
2,500,001 - 3,000,000	1	1	—
4,000,001 - 4,500,000	1	—	—

F-5
2

13	TAXATION

(a)	Taxation in the consolidated statement of comprehensive income represents:

		2021	2020	2019
	Note	Million	Million	Million
Current tax
Provision for enterprise income tax in the mainland of China and other countries and regions on the estimated assessable profits for the year	(i)	38,957	39,870	36,989
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	431	400	269

		39,388	40,270	37,258
Deferred tax
Origination and reversal of temporary differences, net (note 21)		(3,510)	(6,051)	(1,916)

		35,878	34,219	35,342

Note:

(i)
The provision for enterprise income tax in the mainland of China and other countries and regions has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the regions in which the Group operates. The Company’s subsidiaries operate mainly in the mainland of China. The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2020: 25%
;
2019: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended December 31, 2021. Certain subsidiaries of the Company entitle to the preferential tax rate of 15% (2020: 15%
;
2019: 15%), and certain research and development costs of the Company’s PRC subsidiaries are qualified for 75% (2020: 75%
;
2019: 75%) additional deduction for tax purpose.

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2020: 16.5% ; 2019: 16.5%) of the estimated assessable profits for the year ended December 31, 2021.

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

F-5
3

13	TAXATION (CONTINUED)

(b)	Reconciliations between income tax expense and accounting profit at applicable tax rates:

	2021	2020	2019
	Million	Million	Million
Profit before taxation	152,184	142,359	142,133

Notional tax on profit before tax, calculated at the PRC’s statutory tax rate of 25% (Note)	38,046	35,590	35,533
Tax effect of non-taxable items
- Income from investments accounted for using the equity method	(2,855)	(3,086)	(3,160)
- Other non-taxable income	(33)	(47)	(75)
Tax effect of non-deductible expenses	1,162	1,205	1,325
Tax rate differential (note 13(a)(i)(ii))	(1,881)	(1,194)	(1,107)
Tax effect of deductible temporary difference and deductible tax loss for which no deferred tax asset was recognized (note 21)	1,972	2,109	2,687
Additional deduction for qualified research and development costs	(533)	(358)	(282)
Others	—	—	421

Taxation	35,878	34,219	35,342

Note:	The PRC’s statutory tax rate is adopted as the majority of the Group’s operations are subject to this rate.

(c)	The tax (charged)/credited relating to components of other comprehensive income is as follows:

	2021			2020			2019
	Before tax	Tax charged	After tax	Before tax	Tax credited	After tax	Before tax	Tax charged	After tax
	Million	Million	Million	Million	Million	Million	Million	Million	Million
Changes in value of financial assets measured at FVOCI	(398)	(8)	(406)	956	1	957	(74)	(1)	(75)
Remeasurement of defined benefit liabilities	(143)	—	(143)	—	—	—	—	—	—
Currency translation differences	(882)	—	(882)	(1,915)	—	(1,915)	683	—	683
Share of other comprehensive (loss)/income of investments accounted for using the equity method	(212)	—	(212)	(617)	—	(617)	442	—	442

Other comprehensive (loss)/income	(1,635)	(8)	(1,643)	(1,576)	1	(1,575)	1,051	(1)	1,050

Current tax		—			—			—
Deferred tax		(8)			1			(1)

		(8)			1			(1)

F-5
4

14	EARNINGS PER SHARE

(a)	Basic earnings per share
The calculation of basic earnings per share for the year ended December 31, 2021 is based on the profit attributable to equity shareholders of the Company of RMB116,148 million (2020: RMB107,843 million; 2019: RMB106,641 million) and the weighted average number of 20,475,482,897 shares (2020: 20,475,482,897 shares; 2019: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share
For the year ended December 31, 2021, the Group has considered the impact of the following factors when determining its diluted earnings per share:

(i)	Convertible bonds issued by an associate of the Group (“CB”) (note 22);

(ii)	Share options issued by the Company (note 37); and

(iii)	The RMB Shares publicly offered but had yet to be listed on the Shanghai Stock Exchange as of December 31, 2021 (note 42).
Of the above:

(i)
The CB had a dilutive effect on earnings per share for 2021 (2020: anti-dilutive, 2019: dilutive), as the assumed conversion would have decreased the profit attributable to equity shareholders of the Company for 2021 (2020: increased, 2019: decreased).

(ii)
The share options have been outstanding but had no dilutive effect for 2021 (2020: no dilutive effect), since the exercise price of the share options exceeded the average market price of the Company’s ordinary shares on the HKEX during the period the share options were outstanding (2020: exceeded the average market price during the period from grant date to December 31, 2020).

(iii)	For the RMB Shares offered, the offer price was not lower than its fair value during the period from the subscription date to December 31, 2021.

F-5
5

14	EARNINGS PER SHARE (CONTINUED)

(b)	Diluted earnings per share (Continued)

For the year ended December 31, 2021, the calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of RMB116,120 million (2020: RMB107,843 million; 2019: RMB106,050 million) as a result of the assumed conversion of CB and the weighted average number of 20,475,482,897 shares (2020: 20,475,482,897 shares; 2019: 20,475,482,897 shares) in issue during the year.

	2021	2020	2019
	Million	Million	Million
		(Note)
Profit attributable to equity shareholders of the Company used in calculating basic earnings per share	116,148	107,843	106,641
Add: changes in share of profit of the associate	308		41
Less: fair value gain and interest income relating to the CB held by the Group, net of tax	(336)		(632)
Profit attributable to equity shareholders of the Company used in calculating diluted earnings per share	116,120		106,050

Note: No adjustment to profit has been presented as the related factors are anti-dilutive.

6

15	PROPERTY, PLANT AND EQUIPMENT

	Buildings Million	Telecommunications transceivers, switching centers, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:
As of January 1, 2020	161,490	1,608,355	25,917	1,795,762
Reclassification	(2,092)	12,387	(10,295)	—
Transferred from construction in progress	5,339	164,378	3,032	172,749
Other additions	163	1,935	982	3,080
Disposals	(5)	(63)	(81)	(149)
Write-off	(337)	(45,260)	(1,733)	(47,330)
Exchange differences	(189)	(444)	(20)	(653)

As of December 31, 2020	164,369	1,741,288	17,802	1,923,459

As of January 1, 2021	164,369	1,741,288	17,802	1,923,459
Transferred from construction in progress	6,751	170,961	945	178,657
Other additions	542	2,917	536	3,995
Disposals	(5)	(66)	(30)	(101)
Write-off	(688)	(48,667)	(2,099)	(51,454)
Exchange differences	(136)	(304)	(6)	(446)

As of December 31, 2021	170,833	1,866,129	17,148	2,054,110

Accumulated depreciation and impairment:
As of January 1, 2020	58,117	1,046,055	16,758	1,120,930
Reclassification	(1,333)	6,600	(5,267)	—
Charge for the year	6,073	133,912	2,897	142,882
Written back on disposals	(2)	(27)	(59)	(88)
Write-off	(292)	(43,643)	(1,654)	(45,589)
Exchange differences	(43)	(173)	(7)	(223)

As of December 31, 2020	62,520	1,142,724	12,668	1,217,912

As of January 1, 2021	62,520	1,142,724	12,668	1,217,912
Charge for the year	6,168	154,461	1,692	162,321
Written back on disposals	(3)	(52)	(14)	(69)
Write-off	(421)	(46,815)	(1,984)	(49,220)
Exchange differences	(24)	(111)	(4)	(139)

As of December 31, 2021	68,240	1,250,207	12,358	1,330,805

Net book value:
As of December 31, 2021	102,593	615,922	4,790	723,305

As of December 31, 2020	101,849	598,564	5,134	705,547

F-
57

15	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

With the accelerating construction of the Group’s 5G telecommunications network, changes in subscribers’ behaviour and market conditions, the Group continually terminated or retired the inefficient or invalid assets to further improve network quality. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero. The aforesaid changes in accounting estimates were made using the prospective application method. The depreciation and amortization for the year ended December 31, 2021 increased by approximately RMB9,420 million as a result of the aforesaid changes in accounting estimates.
The Group adjusted the depreciable lives of the 4G wireless assets from 5 years to 7 years with effect from 2020. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the year ended December 31, 2020 decreased by approximately RMB19,685 million.

16	CONSTRUCTION IN PROGRESS

	2021	2020
	Million	Million
As of January 1	71,651	67,978
Additions	178,748	176,422
Transferred to property, plant and equipment	(178,657)	(172,749)

As of December 31	71,742	71,651

Construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

F-
58

17	LEASES
This note provides lease information about the Group as a lessee.

(a)	Right-of-use assets

	Telecommunications Towers and related assets Million	Buildings and premises Million	Others Million	Total Million
Cost:
As of January 1, 2020	78,975	43,327	4,117	126,419
Additions	7,100	10,554	1,302	18,956
Termination of lease contracts	(309)	(3,496)	(341)	(4,146)
Early termination and modification of lease contracts	(1,654)	(2,127)	(105)	(3,886)
Exchange differences	—	(99)	—	(99)

As of December 31, 2020	84,112	48,159	4,973	137,244

As of January 1, 2021	84,112	48,159	4,973	137,244
Additions	7,322	9,400	1,759	18,481
Termination of lease contracts	(936)	(6,966)	(948)	(8,850)
Early termination and modification of lease contracts	(1,480)	(1,304)	(389)	(3,173)
Exchange differences	—	(47)	—	(47)

As of December 31, 2021	89,018	49,242	5,395	143,655

Accumulated amortization and impairment:
As of January 1, 2020	29,761	19,656	2,694	52,111
Charge for the year	15,883	9,179	950	26,012
Termination of lease contracts	(309)	(3,496)	(341)	(4,146)
Early termination and modification of lease contracts	(933)	(782)	(64)	(1,779)
Exchange differences	—	(45)	—	(45)

As of December 31, 2020	44,402	24,512	3,239	72,153

As of January 1, 2021	44,402	24,512	3,239	72,153
Charge for the year	16,545	9,232	762	26,539
Termination of lease contracts	(936)	(6,966)	(948)	(8,850)
Early termination and modification of lease contracts	(456)	(674)	(380)	(1,510)
Exchange differences	—	(27)	—	(27)

As of December 31, 2021	59,555	26,077	2,673	88,305

Net book value:
As of December 31, 2021	29,463	23,165	2,722	55,350

As of December 31, 2020	39,710	23,647	1,734	65,091

F-
59

17	LEASES (CONTINUED)

(b)	Land use rights
For the year ended December 31, 2021, the amortization of land use rights expensed in the profit or loss amounted to RMB477 million (2020: RMB459 million; 2019: RMB462 million).

(c)	Lease liabilities
For the year ended December 31, 2021, lease liabilities of RMB16,467 million (2020: RMB16,870 million; 2019: RMB13,219 million) was incurred relating to additions of right-of-use
assets.
The maturity analysis of lease liabilities as of December 31, 2021 and 2020 was set out in note 40(b).

18	GOODWILL

	2021	2020
	Million	Million
As of January 1	35,344	35,343
Additions	—	1

As of December 31	35,344	35,344

Impairment tests for goodwill
As of December 31, 2021, the goodwill of RMB35,300 million is attributable to the cash-generating units in relation to the operation in the mainland of China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax
cash flows of the subsidiaries (cash-generating unit) for the five years ending December 31, 2026 and the projected perpetual cash flows after the fifth year. For the five years ending December 31, 2026, the average growth rate is assumed to be 1.5%, while for the years beyond December 31, 2026, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax
interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in the mainland of China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions would not lead to the goodwill impairment losses.

F-6
0

19	SUBSIDIARIES
The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group as of December 31, 2021. The class of shares held is ordinary unless otherwise stated.

No.	Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital		Proportion of ownership interest		Principal activity
					Held by the Company	Held by a subsidiary

1	China Mobile Communication (BVI) Limited	the British Virgin Islands (“BVI”)	HK$	1	100%	—	Investment holding company
2	China Mobile Communication Co., Ltd. (“CMC”)**	the mainland of China	RMB	1,641,848,326	—	100%	Network and business coordination center
3	China Mobile Group Guangdong Co., Ltd. (“Guangdong Mobile”)	the mainland of China	RMB	5,594,840,700	—	100%	Telecommunications operator
4	China Mobile Group Zhejiang Co., Ltd.	the mainland of China	RMB	2,117,790,000	—	100%	Telecommunications operator
5	China Mobile Group Jiangsu Co., Ltd.	the mainland of China	RMB	2,800,000,000	—	100%	Telecommunications operator
6	China Mobile Group Fujian Co., Ltd.	the mainland of China	RMB	5,247,480,000	—	100%	Telecommunications operator
7	China Mobile Group Henan Co., Ltd.	the mainland of China	RMB	4,367,733,641	—	100%	Telecommunications operator
8	China Mobile Group Hainan Co., Ltd.	the mainland of China	RMB	643,000,000	—	100%	Telecommunications operator
9	China Mobile Group Beijing Co., Ltd.	the mainland of China	RMB	6,124,696,053	—	100%	Telecommunications operator
10	China Mobile Group Shanghai Co., Ltd.	the mainland of China	RMB	6,038,667,706	—	100%	Telecommunications operator
11	China Mobile Group Tianjin Co., Ltd.	the mainland of China	RMB	2,151,035,483	—	100%	Telecommunications operator
12	China Mobile Group Hebei Co., Ltd.	the mainland of China	RMB	4,314,668,531	—	100%	Telecommunications operator
13	China Mobile Group Liaoning Co., Ltd.	the mainland of China	RMB	5,140,126,680	—	100%	Telecommunications operator
14	China Mobile Group Shandong Co., Ltd.	the mainland of China	RMB	6,341,851,146	—	100%	Telecommunications operator
15	China Mobile Group Guangxi Co., Ltd.	the mainland of China	RMB	2,340,750,100	—	100%	Telecommunications operator
16	China Mobile Group Anhui Co., Ltd.	the mainland of China	RMB	4,099,495,494	—	100%	Telecommunications operator
17	China Mobile Group Jiangxi Co., Ltd.	the mainland of China	RMB	2,932,824,234	—	100%	Telecommunications operator
18	China Mobile Group Chongqing Co., Ltd.	the mainland of China	RMB	3,029,645,401	—	100%	Telecommunications operator

F-6
1

19	SUBSIDIARIES (CONTINUED)

No.	Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital		Proportion of ownership interest		Principal activity
					Held by the Company	Held by a subsidiary

19	China Mobile Group Sichuan Co., Ltd.	the mainland of China	RMB	7,483,625,572	—	100%	Telecommunications operator
20	China Mobile Group Hubei Co., Ltd.	the mainland of China	RMB	3,961,279,556	—	100%	Telecommunications operator
21	China Mobile Group Hunan Co., Ltd.	the mainland of China	RMB	4,015,668,593	—	100%	Telecommunications operator
22	China Mobile Group Shaanxi Co., Ltd.	the mainland of China	RMB	3,171,267,431	—	100%	Telecommunications operator
23	China Mobile Group Shanxi Co., Ltd.	the mainland of China	RMB	2,773,448,313	—	100%	Telecommunications operator
24	China Mobile Group Neimenggu Co., Ltd.	the mainland of China	RMB	2,862,621,870	—	100%	Telecommunications operator
25	China Mobile Group Jilin Co., Ltd.	the mainland of China	RMB	3,277,579,314	—	100%	Telecommunications operator
26	China Mobile Group Heilongjiang Co., Ltd.	the mainland of China	RMB	4,500,508,035	—	100%	Telecommunications operator
27	China Mobile Group Guizhou Co., Ltd.	the mainland of China	RMB	2,541,981,749	—	100%	Telecommunications operator
28	China Mobile Group Yunnan Co., Ltd.	the mainland of China	RMB	4,137,130,733	—	100%	Telecommunications operator
29	China Mobile Group Xizang Co., Ltd.	the mainland of China	RMB	5,698,643,686	—	100%	Telecommunications operator
30	China Mobile Group Gansu Co., Ltd.	the mainland of China	RMB	1,702,599,589	—	100%	Telecommunications operator
31	China Mobile Group Qinghai Co., Ltd.	the mainland of China	RMB	3,422,564,911	—	100%	Telecommunications operator
32	China Mobile Group Ningxia Co., Ltd.	the mainland of China	RMB	740,447,232	—	100%	Telecommunications operator
33	China Mobile Group Xinjiang Co., Ltd.	the mainland of China	RMB	9,381,599,639	—	100%	Telecommunications operator
34	China Mobile Group Design Institute Co., Ltd.	the mainland of China	RMB	160,232,547	—	100%	Provision of telecommunications network planning design and consulting services
35	China Mobile Holding Company Limited**	the mainland of China	US$	30,000,000	100%	—	Investment holding company
36	China Mobile Information Technology Co., Ltd.**	the mainland of China	US$	7,633,000	—	100%	Provision of roaming clearance, IT system operation technology support services
37	Aspire Holdings Limited	Cayman Islands	HK$	93,964,583	66.41%	—	Investment holding company
38	Aspire (BVI) Limited #	BVI	US$	1,000	—	100%	Investment holding company

F-6
2

19	SUBSIDIARIES (CONTINUED)

No.	Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital		Proportion of ownership interest		Principal activity
					Held by the Company	Held by a subsidiary

39	Aspire Technologies (Shenzhen) Limited** #	the mainland of China	US$	10,000,000	—	100%	Development, services and maintenance of industry value-added platform
40	Aspire Information Network (Shenzhen) Limited** #	the mainland of China	US$	5,000,000	—	100%	Provision of mobile data solutions, system integration and development
41	Aspire Information Technologies (Beijing) Limited** #	the mainland of China	US$	5,000,000	—	100%	Operation support and capability service of digital content
42	Fujian FUNO Mobile Communication Technology Company Limited***	the mainland of China	RMB	60,000,000	—	51%	Network construction and maintenance, network planning and optimizing training and information services
43	Advanced Roaming & Clearing House Limited	BVI	US$	2	100%	—	Provision of roaming clearance services
44	Fit Best Limited	BVI	US$	1	100%	—	Investment holding company
45	China Mobile Hong Kong Company Limited	Hong Kong	HK$	951,046,930	—	100%	Provision of telecommunications and related services
46	China Mobile International Holdings Limited	Hong Kong	HK$	19,319,810,000	100%	—	Investment holding company
47	China Mobile International Limited	Hong Kong	HK$	8,100,000,000	—	100%	Provision of voice and roaming clearance services, internet services and value-added services
48	China Mobile Group Device Co., Ltd.	the mainland of China	RMB	6,200,000,000	—	99.97%	Provision of electronic communication products design services and sale of related products
49	China Mobile Group Finance Co., Ltd. (“China Mobile Finance”)	the mainland of China	RMB	11,627,783,669	—	92%	Provision of non-banking financial services
50	China Mobile IoT Company Limited	the mainland of China	RMB	3,300,000,000	—	100%	Provision of network services
51	China Mobile (Suzhou) Software Technology Co., Ltd.	the mainland of China	RMB	3,172,000,000	—	100%	Provision of Mobile Cloud research and development and operation support services
52	China Mobile E-Commerce Co., Ltd. (“China Mobile E-Commerce”)	the mainland of China	RMB	500,000,000	—	100%	Provision of e-payment, e-commerce and internet finance services
53	China Mobile (Hangzhou) Information Technology Co., Ltd.	the mainland of China	RMB	1,550,000,000	—	100%	Provision of family information products, technology research and development services

F-6
3

19	SUBSIDIARIES (CONTINUED)

No.	Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital		Proportion of ownership interest		Principal activity
					Held by the Company	Held by a subsidiary

54	China Mobile Online Services Co., Ltd.	the mainland of China	RMB	2,000,000,000	—	100%	Provision of call center and internet information services
55	MIGU Company Limited	the mainland of China	RMB	10,400,000,000	—	100%	Provision of mobile internet digital content services
56	China Mobile TieTong Company Limited	the mainland of China	RMB	31,880,000,000	—	100%	Provision of engineering, maintenance, sales and telecommunications services
57	China Mobile Internet Company Limited	the mainland of China	RMB	3,000,000,000	—	100%	Provision of internet related services
58	China Mobile Investment Holdings Company Limited	the mainland of China	RMB	1,675,920,000	—	100%	Investment holding company
59	China Mobile System Integration Co., Ltd. (formerly known as “China Mobile Quantong System Integration Co., Ltd. ”)	the mainland of China	RMB	1,500,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services
60	China Mobile (Chengdu) ICT Co., Ltd.	the mainland of China	RMB	1,650,000,000	—	100%	Provision of information technology products and technology research and development services
61	China Mobile (Shanghai) ICT Co., Ltd.	the mainland of China	RMB	1,000,000,000	—	100%	Provision of information technology products and technology research and development services
62	China Mobile Financial Technology Co., Ltd.	the mainland of China	RMB	555,410,800	—	100%	Provision of e-payment, e-commerce and internet finance services
63	China Mobile Xiong’an ICT Co., Ltd.	the mainland of China	RMB	570,000,000	—	100%	Provision of information technology products and technology research and development services
64	Zhongyidong Information Technology Co., Ltd.	the mainland of China	RMB	1,000,000,000	—	100%	Provision of IT solution including digital technology
65	China Mobile Information System Integration Co., Ltd.	the mainland of China	RMB	50,000,000	—	100%	Provision of computer system integration, construction, maintenance and related technology development services

*	The nature of all the legal entities established in the mainland of China is limited liability company.

**	Companies registered as wholly owned foreign enterprises in the mainland of China.

***	Company registered as a sino-foreign equity joint venture in the mainland of China.

#	Effective interest held by the Group is 66.41%.
No subsidiaries in which the Group have
non-controlling
interests are material to the Group.

F-6
4

20	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

(a)	Investments accounted for using the equity method

The amounts recognized in the consolidated balance sheet are as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Associates	168,552	160,732
Joint ventures	1,004	1,079

	169,556	161,811

Details of principal associates, all of which are listed on exchanges, are as follows:

Name of associate	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal activity
Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”)	The PRC	18%	Provision of banking services
China Tower Corporation Limited (“China Tower”)	The PRC	28%	Provision of construction, maintenance and operation of telecommunications towers
True Corporation Public Company Limited (“True Corporation”)	Thailand	18%	Provision of telecommunications services

Note:	The consistency of the accounting policies between the Group and its associates has been considered when the Group recognized its interests in these associates.
Management has assessed and determined that the Group has significant influence over these associates, including those investments where the ownership interest held by the Group is less than 20%, taking into factors including but not limited to the Group’s representation on the boards of the directors of these entities.

F-6
5

20	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED)

(a)	Investments accounted for using the equity method (Continued)

(i)
The fair values of the interests in listed associates are based on quoted market prices (level 1: unadjusted quoted price in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2021		As of December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	Million	Million	Million	Million
SPD Bank	107,982	45,507	102,102	51,642
China Tower	51,246	34,560	49,790	47,159
True Corporation	4,903	5,489	5,192	4,502

(ii)	The Group assesses whether there is objective evidence that interests in associates are impaired at each balance sheet date.
As of December 31, 2021, the fair value of investment in SPD Bank was RMB45,507 million (as of December 31, 2020: RMB51,642 million) based on its quoted market price, which was below its carrying amount by approximately 57.9% (as of December 31, 2020: approximately 49.4%). The management of the Group performed an impairment assessment and determined the recoverable amount of the investment based on its VIU using the discounted cash flow model.
The calculation has considered
pre-tax
cash flow projections of SPD Bank for the five years ending December 31, 2026 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in the mainland of China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions
, including assets growth rates and discount rate,

are determined with reference to external sources of information. Based on the management’s assessment result, there was no impairment of the investment as of December 31, 2021.
As of December 31, 2021
,

the fair value of investment in China Tower was RMB34,560 million (as of
December 31
, 2020: RMB47,159 million) based on its quoted market price, which was below its carrying amount by approximately 32.6% (as of December 31, 2020: approximately 5.3%).
As of December 31, 2021, the
management of the Group performed an impairment assessment and determined the recoverable amount of the investment based on its VIU. Based on the management’s assessment result, there was no impairment of the investment as of December 31, 2021.
As of December 31, 2020, the fair value of investment in True Corporation was RMB4,502 million based on its quoted market price, which was below its carrying amount by approximately 13.3%. Management of the Group performed an impairment test and determined the recoverable amount of the investment based on its VIU. Based on the management’s assessment results, there was no impairment of the investment as of December 31, 2020.
As of December 31, 2021 and 2020, there was no impairment indicator of the Group’s interests in other associates or joint ventures.

6

20	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED)

(a)	Investments accounted for using the equity method (Continued)

(iii)	Summarised financial information on principal associates:

	SPD Bank
	As of December 31
	2021	2020
	Million	Million
Total assets	8,136,757	7,950,218
Total liabilities	7,458,539	7,304,401
Total equity	678,218	645,817

Total equity attributable to ordinary equity shareholders	560,098	528,288
Percentage of ownership of the Group	18%	18%

Total equity attributable to the Group	101,898	96,018
The impact of fair value adjustments at the time of acquisition, goodwill and others	6,084	6,084

Interest in associates	107,982	102,102

	China Tower		True Corporation
	As of December 31		As of December 31
	2021	2020	2021	2020
	Million	Million	Million	Million
Total current assets	48,344	43,204	19,143	22,748
Total non-current assets	274,915	294,176	100,326	111,806
Total current liabilities	76,182	106,635	33,255	38,301
Total non-current liabilities	57,723	44,499	70,572	77,598
Total equity	189,354	186,246	15,642	18,655

Total equity attributable to equity shareholders	189,354	186,245	15,554	18,540
Percentage of ownership of the Group	28%	28%	18%	18%

Total equity attributable to the Group	52,887	52,018	2,800	3,337
The impact of fair value adjustments at the time of acquisition, goodwill and others	—	—	2,103	1,855
Elimination of unrealized profits resulting from the transfer of Tower Assets	(1,641)	(2,228)	—	—

Interest in associates	51,246	49,790	4,903	5,192

F-
67

20	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED)

(a)	Investments accounted for using the equity method (Continued)

(iii)	Summarised financial information on principal associates (Continued):

	SPD Bank
	2021	2020	2019
	Million	Million	Million
Revenue	190,982	196,384	190,688
Profit before taxation	59,071	66,682	69,817
Profit attributable to the equity shareholders of the company	53,003	58,325	58,911
Other comprehensive (loss)/income attributable to the equity shareholders of the company	(1,155)	(3,291)	2,608
Total comprehensive income attributable to the equity shareholders of the company	51,848	55,034	61,519
Dividends received from associates	2,561	3,201	1,867

	China Tower			True Corporation
	2021	2020	2019	2021	2020	2019
	Million	Million	Million	Million	Million	Million
Revenue	86,585	81,099	76,428	33,385	30,485	31,423
Profit/(loss) before taxation	9,615	8,407	6,837	(318)	208	1,727
Profit/(loss) attributable to equity shareholders of the company	7,329	6,428	5,222	(332)	231	1,256
Other comprehensive (loss)/income attributable to equity shareholders of the company	(1)	—	—	8	(9)	(186)
Total comprehensive income/(loss) attributable to equity shareholders of the company	7,328	6,428	5,222	(324)	222	1,070
Dividends received from associates	1,099	715	111	88	114	117
Details of a major joint venture are as follows:
In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500 million, which represents 50% of the equity interest of the Fund. As of December 31, 2021, CMC had contributed RMB1,256 million (as of December 31, 2020: RMB1,256 million) to the Fund with an outstanding commitment to further invest RMB244 million (as of December 31, 2020: RMB244 million) to the Fund upon request to be lodged by the Fund. There were no contingent liabilities related to the Group’s interest in this joint venture as of December 31, 2021 and 2020.
The aggregate carrying amount of investments in other associates and joint ventures and related financial information are not material to the Group.

F-
68

20	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED)

(b)	Investments in a joint operation
To efficiently enhance its 5G network coverage, the Group entered into a series of collaboration agreements with China Broadcasting Network Corporation Ltd. (“CBN”) during 2020 and 2021 to co-construct
and share 700MHz 5G wireless network (the
“Co-construction
and Sharing Agreement”). In accordance with the
Co-construction
and Sharing Agreement, the parties shall
co-construct
and share 700MHz wireless network (including but not limited to base stations and antennas) based on all 700MHz frequency bands of the radio spectrum in respect of which CBN had been permitted to use by relevant national departments. The parties shall jointly determine network construction plans. Without consent from the other party, any party may not dispose of (including transfer, mortgage or pledge, etc) all or any of the 700MHz wireless network assets within the scope of collaboration. The Group initially bear the construction costs of the 700MHz 5G wireless network within the agreed scope under the
Co-construction
and Sharing Agreement and shall initially own the assets underlying the said wireless network. CBN shall pay the Group network usage fees based on fair and reasonable negotiations. Therefore, both parties have the right to use the 700MHz wireless network. Subject to compliance with applicable laws, regulations and regulatory requirements, CBN may purchase 50% of the 700MHz 5G wireless network assets from the Group by stages, at the then assessed fair value.

21	DEFERRED TAX ASSETS AND LIABILITIES
The analysis of net deferred tax assets and liabilities taking into consideration the offsetting of balances related to the same tax authority are as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Net deferred tax assets after offsetting:
- Deferred tax assets to be recovered after 12 months	5,870	3,647
- Deferred tax assets to be recovered within 12 months	37,346	35,351

	43,216	38,998

Net deferred tax liabilities after offsetting:
- Deferred tax liabilities to be settled after 12 months	(2,016)	(1,420)
- Deferred tax liabilities to be settled within 12 months	(353)	(248)

	(2,369)	(1,668)

F-
69

21	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

The components of deferred tax assets and liabilities recognized and the movements during the year ended December 31, 2021 are as follows:

	As of January 1, 2021	Credited/ (charged) to profit or loss	Charged to other comprehensive income	Exchange differences	As of December 31, 2021
	Million	Million	Million	Million	Million
Deferred tax assets before offsetting:
Write-down of obsolete inventories	43	42	—	—	85
Depreciation, write-off and impairment of property, plant and equipment	6,615	1,611	—	—	8,226
Accrued expenses	18,744	1,866	—	—	20,610
Unredeemed Reward Program	8,676	1,139	—	—	9,815
Expected credit impairment losses	2,302	80	—	—	2,382
Recognition of right-of-use assets and lease liabilities	746	(93)	—	—	653
Others	4,457	333	—	(4)	4,786

	41,583	4,978	—	(4)	46,557
Deferred tax liabilities before offsetting:
Change in value of financial assets measured at FVPL	(302)	(862)	—	—	(1,164)
Accelerated depreciation of property, plant and equipment	(3,595)	(470)	—	18	(4,047)
Others	(356)	(136)	(8)	1	(499)

	(4,253)	(1,468)	(8)	19	(5,710)

Total	37,330	3,510	(8)	15	40,847

F-7
0

21	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

The components of deferred tax assets and liabilities recognized and the movements during the year ended December 31, 2020 are as follows:

	As of January 1, 2020	Credited/ (charged) to profit or loss	Credited to other comprehensive income	Exchange differences	As of December 31, 2020
	Million	Million	Million	Million	Million
Deferred tax assets before offsetting:
Write-down of obsolete inventories	13	30	—	—	43
Depreciation, write-off and impairment of property, plant and equipment	6,928	(313)	—	—	6,615
Accrued expenses	15,068	3,676	—	—	18,744
Unredeemed Reward Program	5,753	2,923	—	—	8,676
Expected credit impairment losses	1,803	499	—	—	2,302
Recognition of right-of-use assets and lease liabilities	830	(84)	—	—	746
Others	4,844	(386)	—	(1)	4,457

	35,239	6,345	—	(1)	41,583

Deferred tax liabilities before offsetting:
Change in value of financial assets measured at FVPL	(399)	97	—	—	(302)
Accelerated depreciation of property, plant and equipment	(3,088)	(546)	—	39	(3,595)
Others	(512)	155	1	—	(356)

	(3,999)	(294)	1	39	(4,253)
Total	31,240	6,051	1	38	37,330

F-7
1

21	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

As of December 31, 2021, the offsetting amount of deferred tax assets and deferred tax liabilities was RMB3,341 million (as of December 31, 2020: RMB2,585 million).
Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB12,953 million (2020: RMB11,284 million) in respect of deductible temporary differences and tax losses amounting to RMB68,571 million (2020: RMB58,154 million) that can be carried forward against future taxable income as of December 31, 2021. The deductible tax losses are allowed to be carried forward within next five years against future taxable profits, while those of high-tech enterprises are allowed to be within next ten years, and entities operating in Hong Kong can carry forward tax losses for unlimited period.

22	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS
The following table presents the fair value and fair value hierarchy of the Group’s financial instruments measured at the end of the reporting period on a recurring basis. The level into which a fair value measurement is classified is determined with reference to the lowest level input that is significant to the entire measurement. The different levels have been defined as follows:

•	Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuations: observable inputs which fail to meet Level 1, and not using significant unobservable inputs.

•	Level 3 valuations: fair value measured using significant unobservable inputs.

F-7
2

22	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table presents the Group’s assets that are measured at fair value as of
December 31, 2021:

		Level 1	Level 2	Level 3	Total
	Note	Million	Million	Million	Million
Financial assets measured at FVOCI	(i)	600	—	89	689
Financial assets measured at FVPL	(ii)	41,466	—	170,129	211,595

Total		42,066	—	170,218	212,284

The following table presents the Group’s assets that are measured at fair value as of
December 31, 2020:

		Level 1	Level 2	Level 3	Total
	Note	Million	Million	Million	Million
Financial assets measured at FVOCI	(i)	1,067	—	44	1,111
Financial assets measured at FVPL	(ii)	10,581	—	118,022	128,603

Total		11,648	—	118,066	129,714

Note:

(i)	The category of FVOCI is primarily the equity investments in listed companies that are not held for trading.
(ii)
The category of FVPL mainly comprises wealth management products (“WMPs”) offered by various financial institutions in China amounting to RMB169,395 million (as of December 31, 2020: RMB117,289 million), monetary funds and bond funds amounting to RMB30,346 million (as of December 31, 2020: Nil) and the Group’s investment in the CB amounting to RMB9,618 million (as of December 31, 2020: RMB9,259 million).

The WMPs mature with variable return rates indexed to the performance of underlying assets. As of December 31, 2021 and 2020, they were measured at fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity.
As of December 31, 2021 and 2020, the CB, monetary funds and bond funds were measured at fair value as level 1 of fair value hierarchy.
For the year ended December 31, 2021, the Group didn’t exercise any CB into SPD Bank’s common stock (2020: Nil).

F-7
3

22	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

There were no transfers between the levels of fair value hierarchy for the year
s
ended December 31, 2021 and 2020.
The movements during the year in the balance of these Level 3 fair value measurements are as follows:

					Recognized in
	As of				other	As of
	December 31,			Recognized in	comprehensive	December 31,
	2020	Purchase	Disposal	profit or loss	income	2021
	Million	Million	Million	Million	Million	Million
Financial assets measured at FVOCI	44	—	—	—	45	89
Financial assets measured at FVPL	118,022	106,682	(57,687)	3,112	—	170,129

	118,066	106,682	(57,687)	3,112	45	170,218

23	RESTRICTED BANK DEPOSITS

	As of December 31, 2021			As of December 31, 2020
	Non-current assets	Current assets	Total	Non-current assets	Current assets	Total
	Million	Million	Million	Million	Million	Million
Restricted bank deposits
- Statutory deposit reserves (Note)	6,720	—	6,720	8,728	—	8,728
- Deposited customer reserves (Note)	—	1,457	1,457	—	2,332	2,332
- Performance bonds and others	326	706	1,032	108	498	606

	7,046	2,163	9,209	8,836	2,830	11,666

Note:
The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance and China Mobile
E-Commerce,
respectively, in accordance with relevant requirements of the People’s Bank of China (“PBOC”), which are not available for use in the Group’s daily operations.

F-7
4

24	OTHER NON-CURRENT ASSETS

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Contract assets (note 26)	2,099	1,560
Contract costs (Note)	17,840	14,487
Certificates of deposits	10,010	15,000
Long-term prepaid expenses	4,466	4,445
Others	2,783	853

	37,198	36,345

Note:
Contract costs capitalized mainly related to the relevant costs incurred for the customers accessing to the Group’s telecommunications network (such as wireline broadband access). As of December 31, 2021, capitalized contract costs that are expected to be amortized exceeding one year amounted to RMB5,178 million (as of December 31, 2020: RMB3,763 million). For the year ended December 31, 2021, the amortization of capitalized contract costs amounted to RMB23,837 million (2020: RMB20,034 million).

25	INVENTORIES

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Handsets and other terminals	7,316	6,262
Others	2,887	1,782

	10,203	8,044

F-7
5

26	CONTRACT ASSETS

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Contract assets	8,972	5,646
Loss allowance	(322)	(245)

	8,650	5,401
Less: non-current portion included in other non-current assets	(2,099)	(1,560)

	6,551	3,841

27	ACCOUNTS RECEIVABLE

(a)	Aging analysis
Aging analysis of accounts receivable, net of loss allowance is as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Base on invoice date:
Within 30 days	12,198	14,917
31 – 60 days	3,855	4,132
61 – 90 days	4,045	3,255
91 days – 1 year	11,457	13,076
Over 1 year	3,113	3,021

	34,668	38,401

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators.

(b)	Expected credit impairment loss allowance of accounts receivable
The following table summarizes the changes in expected credit impairment loss allowance of accounts receivable:

	2021	2020
	Million	Million
As of January 1	11,590	9,557
Recognized/(reversed)	4,030	5,105
Written-off	(2,503)	(3,072)

As of December 31	13,117	11,590

6

28	AMOUNT DUE FROM/TO ULTIMATE HOLDING COMPANY
As of December 31, 2021, amount due to ultimate holding company primarily comprises the short-term deposits of CMCC in China Mobile Finance amounting to RMB19,165 million (as of December 31, 2020: RMB26,706 million) and the corresponding interest payable. The deposits are unsecured and carry interest at prevailing market rate. Apart from the above, amount due from and other balance of amount due to ultimate holding company arises from the ordinary course of business, which is unsecured, interest free and repayable on demand.

29	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Prepaid VAT and input VAT to be deducted, etc.	18,523	17,173
Prepayments (Note)	9,326	8,385
Others	442	155

	28,291	25,713

Note:	Prepayments mainly include terminal prepayments, power and utilities prepayments, maintenance prepayments, etc.

30	OTHER FINANCIAL ASSETS MEASURED AT AMORTIZED COST
Other financial assets measured at amortized cost primarily include short-term loans granted to China Tower through China Mobile Finance of principal and interest RMB2,502 million (as of December 31, 2020: RMB2,502 million), as well as other short-term loans and debt instrument investments to banks, other financial institutions and other third parties of principal and interest RMB31,641 million (as of December 31, 2020: RMB34,335 million). The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

31	BANK DEPOSITS
Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate. As of December 31, 2021, interest receivable amounting to RMB3,734 million (as of December 31, 2020: RMB4,461 million) was included in this item.

F-
77

32	CASH AND CASH EQUIVALENTS

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Bank deposits with original maturity within three months	5,268	8,346
Cash at banks and on hand	238,675	204,383

	243,943	212,729

33	ACCOUNTS PAYABLE
Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc.
The aging analysis of accounts payable is as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Base on invoice date:
Within 180 days	86,545	85,872
181 days to 1 year	28,948	41,316
Over 1 year	37,219	40,802

	152,712	167,990

All the accounts payable are expected to be settled within one year or are repayable on demand.

F-
78

34	CONTRACT LIABILITIES

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Non-refundable prepaid service fees	17,280	24,654
Unredeemed Reward Program	45,957	40,005
Unused data traffic carried over	13,046	11,156
Others	3,492	3,864

	79,775	79,679
Less: non-current portion	(707)	(651)

	79,068	79,028

Contract liabilities would be recognized as operating revenue upon the rendering of services. Substantially all of the contract liabilities as of the reporting dates are expected to be recognized as operating revenue within one year.

35	ACCRUED EXPENSES AND OTHER PAYABLES

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Receipts-in-advance	85,292	73,345
Accrued salaries, wages and other benefits	5,463	6,100
Accrued expenses	106,216	93,725
Subscription funds received from issuance of RMB Shares (Note)	48,695	—
Other payables	28,843	27,782

	274,509	200,952

Note:
As of December 31, 2021, the Company’s RMB Share Issue was in progress, and shares subscription funds received (prior to the deduction of related issuance and professional expenses) amounting to RMB48,695 million.

F-
7
9

36	DEFERRED REVENUE

	2021	2020
	Million	Million
As of January 1	8,601	6,861
Additions during the year	1,870	3,435
Recognized in the consolidated statement of comprehensive income	(1,984)	(1,695)

As of December 31	8,487	8,601

37	SHARE-BASED PAYMENT
At the Company’s Annual General Meeting (“AGM”) held on May 20, 2020, the shareholders of the Company approved the adoption of the Share Option Scheme (the “Scheme”), for the grant of share options (“Share Options”) to qualified participants.
The maximum number of shares to be issued upon the exercise of the Share Options granted under the Scheme shall not in aggregate exceed 10% of the total share capital of the Company as of the date of approval of the Scheme at a general meeting of shareholders.
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
On June
12
,

2020 (the “Grant Date”), the Board of Directors of the Company approved the grant of Share Options representing an aggregate of 305,601,702 shares to 9,914 participants of the Scheme pursuant to the aforementioned authorization, which represented 1.5% of the Company’s issued share capital. Participants are backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. No Share Options had been granted to the directors, chief executive or substantial shareholders of the Company or any of their related parties. The exercise price was HK$55.00 per share.
For the year ended December 31, 2021, share options compensation expenses recorded in profit or loss amounted to RMB413 million (2020: RMB232 million).

F-8
0

37	SHARE-BASED PAYMENT (CONTINUED)

(a)	Movements in share options
Movements in the numbers of share options outstanding and their related weighted average exercise prices are as follows:

	Share option scheme
	Average exercise prices		Numbers of options
As of January 1, 2020			—
Granted	HK$	55.00	305,601,702
Forfeited	HK$	55.00	(899,000)

As of December 31, 2020	HK$	55.00	304,702,702

As of January 1, 2021	HK$	55.00	304,702,702
Forfeited	HK$	55.00	(2,605,826)

As of December 31, 2021	HK$	55.00	302,096,876

Vested and exercisable as of December 31, 2021			—

For the year ended December 31, 2021, as the condition for vesting of the Share Options had not been satisfied, no Share Options had been vested (2020: Nil), and no ordinary shares had been issued by the Company as none of Share Options was exercisable (2020: Nil).

(b)	Share options outstanding
Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as of December 31, 2021 and 2020 are as follows:

Grant Date	Normal exercise period	Exercise price	No. of shares involved in the options outstanding as of December 31, 2021	No. of shares involved in the options outstanding as of December 31, 2020
June 12, 2020	June 12, 2022- June 12, 2030	HK$55.00	120,838,750	121,881,080
June 12, 2020	June 12, 202 3 - June 12, 2030	HK$55.00	90,629,063	91,410,811
June 12, 2020	June 12, 202 4 - June 12, 2030	HK$55.00	90,629,063	91,410,811
The options outstanding as of December 31, 2021 had a weighted average remaining contractual life of 8.5 years (as of December 31, 2020: 9.5 years).

F-8
1

37	SHARE-BASED PAYMENT (CONTINUED)

(c)	Fair value of share options
The Company used the Binomial Model to determine the fair value of the Share Options as of the Grant Date, which is to be recorded in profit or loss over the vesting period.
The weighted average fair value of the Share Options granted by the Company was HK$4.00 per share. Other than the exercise price mentioned above, the model inputs to determine the fair value of Share Options granted included:

	Granted on June 12, 2020
The closing price at the Grant Date	HK$	54.25
Risk-free interest rate		0.65%
Expected dividend yield		5.9%
Expected volatility (Note)		21.34%

Note:	The expected volatility is determined based on the historical average daily trading price volatility of the shares of the Company.

38	CAPITAL, RESERVES AND DIVIDENDS

(a)	Share capital
Ordinary shares, issued and fully paid:

			Equivalent
	Number	HK$	RMB
	of shares	Million	Million
As of January 1, and December 31, 2021 and 2020	20,475,482,897	382,263	402,130

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

F-8
2

38	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(b)	Dividends

(i)	Dividends attributable to the year:

	2021	2020	2019
	Million	Million	Million
Ordinary interim dividend declared and paid of HK$1.630 (equivalent to approximately RMB1.356) (2020: HK$1.530 (equivalent to approximately RMB 1.398); 2019: HK$1.527 (equivalent to approximately RMB 1.343) per share	27,669	27,557	28,206
Ordinary final dividend proposed after the balance sheet date of HK$ 2.430 (equivalent to approximately RMB1.987 ) (2020: HK$ 1.760 (equivalent to approximately RMB1.481); 2019: HK$1.723 (equivalent to approximately RMB1.543)) per share	42,443	30,330	31,602

	70,112	57,887	59,808

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.81760, being the rate announced by the State Administration of Foreign Exchange in the PRC on December 31, 2021. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as of December 31, 2021.
In case of any change in the total number of issued shares of the Company between the date of proposal and the record date for the implementation of the 2021 final dividend, the Company intends to keep the total amount of profit distribution unchanged and adjust the amount of dividend per share accordingly.
In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident
enterprise shareholders whose names appeared on the Company’s register of members, as at
the record date for such dividend, and who were not individuals.

(ii)	Dividends attributable to the previous financial year, approved and paid during the year:

	2021	2020	2019
	Million	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.760 (equivalent to approximately RMB1.481) (2020: HK$1.723 (equivalent to approximately RMB1.543); 2019: HK$1.391 (equivalent to approximately RMB1.219)) per share	29,916	32,169	25,059

F-8
3

38	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of different reserves

(i)	Capital reserve
The capital reserve mainly comprises the following:

•	RMB295,665 million debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before January 1, 2001 against the capital reserve;

•	Share of other comprehensive income/(loss) of investments accounted for using the equity method;

•	The changes in fair value of financial assets measured at FVOCI, net of tax, until the financial assets are derecognized;

•	The difference between the consideration and the carrying amounts of net assets of acquired business under business combinations under common control; and

•	The fair value of share options granted to employees of the Group that are recognized in accordance with the accounting policy in note 2 (v)(iii).

(ii)	PRC statutory reserves
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
The statutory and discretionary surplus reserves can be used to reduce previous years’ losses, if any, and may be converted into paid-up
capital, provided that the statutory reserve after such conversion is not less than 25% of the registered capital of relevant subsidiaries.

(iii)	Other reserves
In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets.

F-8
4

38	CAPITAL, RESERVES AND DIVIDENDS (CONTINUED)

(c)	Nature and purpose of different reserves (Continued)

(iv)	Exchange reserve
The exchange reserve comprises all foreign currency translation differences arising from the translation of foreign currency denominated financial statements of overseas enterprises. The reserve is dealt with in accordance with the accounting policies set out in note 2(y).

(d)	Capital management
The Group’s primary objectives of capital management are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to stabilize the capital position and prevent operation risk. Meanwhile, the Group will maximize the shareholders’ return and will make adjustment on the capital structure in accordance with the changes in economic conditions.
The Group monitors capital on the basis of
liabilities-to-assets
ratio. This ratio is calculated as total liabilities divided by total assets. At the end of reporting period, the Group’s liabilities-to-assets
ratio is as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Total assets	1,841,327	1,727,882
Total liabilities	631,035	575,110

Liabilities-to-assets ratio	34.3%	33.3%

Except

for China Mobile Finance that is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, the Company and its other subsidiaries are not subject to externally imposed capital requirements.

F-8
5

39	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group
The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries excluding the Group (“CMCC Group”) for the years ended December 31, 2021, 2020 and 2019.

		2021	2020	2019
	Note	Million	Million	Million
Revenue from telecommunications facilities construction services	(i)	1,607	979	495
Revenue from comprehensive support services	(ii)	329	280	197
Technical support services charges	(iii)	271	188	103
Charges for use of network assets	(iv)	4,341	1,895	1,478
Property leasing and management services charges	(v)	1,641	1,365	1,129
Additions of right-of-use assets	(v)	712	458	180
Interest expenses	(vi)	131	170	187
Net (repayment)/receipts of short-term deposits	(vi)	(7,541)	5,069	10,764
Consideration of assets transferred	(vii)	—	—	873

The outstanding balances related to transactions with CMCC Group are included in the following accounts captions summarized as follows:

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Accounts receivable	228	995
Other receivables	—	372
Prepayments and other current assets	1	6
Amount due from ultimate holding company	2,612	1,396
Right-of-use assets	631	679
Lease liabilities	728	770
Accounts payable	2,992	4,770
Accrued expenses and other payables	578	1,696
Amount due to ultimate holding company	23,478	26,714

These amounts arise in the ordinary course of business and with terms determined through mutual negotiation which are fair and reasonable.

6

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Note:

(i)	The Group provides telecommunications facilities construction services to CMCC Group for the telecommunications project planning, design, construction, maintenance and other services.

(ii)	The Group provides comprehensive management, support and other services to CMCC Group.

(iii)	The Group purchases technical support and other services from CMCC Group.

(iv)	The Group leases network assets from CMCC Group.

(v)
The Group leases offices, retail outlets and machinery rooms from CMCC Group, with additions of right-of-use assets and charges of property leasing and management services. For the year ended December 31, 2021, property leasing and management services charges include the depreciation of right-of-use assets in relation to the property leasing amounting to
RMB413 million (2020: RMB393 million; 2019: RMB207 million), charges for property leasing and interest for lease liabilities, etc
.
amounting to RMB1,228 million (2020: RMB972 million; 2019: RMB922 million).

(vi)
The amounts represent the bank deposits received from or repaid to CMCC Group and related interest expenses. The interest rate of short-term bank deposits is negotiated based on the benchmark interest rate published by the PBOC.

(vii)	On August 9, 2019, the Group completed an acquisition of assets related to the “Village Connect” project, at a total consideration of RMB873 million.

F-
87

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group
The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the years ended December 31, 2021, 2020 and 2019, the terms of which are fair and reasonable.

		2021	2020	2019
	Note	Million	Million	Million
Revenue from telecommunications services	(i)	796	582	535
Technical support services charges	(ii)	4,847	2,515	474
Property leasing and management services revenue	(iii)	33	32	30
Dividend received		3,927	4,362	2,299
Related costs for use of tower assets	(iv)	41,486	41,438	39,843
Additions of right-of-use assets	(iv)	4,393	4,168	3,654
Increase/(decrease) in cash, cash equivalents and bank deposits, net	(v)	17,179	(3,228)	14,250
Increase/(decrease) in other financial assets measured at amortized cost	(vi)	304	(3,448)	(2,922)
Purchase of financial assets measured at FVPL	(vii)	18,500	16,250	76,442
Disposal of financial assets measured at FVPL	(vii)	14,549	44,414	63,080
Interest and other income	(viii)	3,174	969	6,130

The outstanding balances related to transactions with the associates and joint ventures of the Group are included in the following accounts captions summarized as follows:

	As of December 31, 2021	As of December 31, 2020
	Million	Million
Accounts receivable	260	185
Right-of-use assets	20,169	30,355
Other receivables	340	459
Cash, cash equivalents and bank deposits	75,362	56,466
Other financial assets measured at amortized cost	5,783	5,449
Financial assets measured at FVPL	30,623	25,692
Prepayments and other current assets	—	23
Lease liabilities	22,836	37,729
Accounts payable	4,692	4,691
Bills payable	3,534	1,214
Accrued expenses and other payables	9,908	8,228

F-
8
8

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Principal transactions with associates and joint ventures of the Group (Continued)

Note:

(i)	The Group provides telecommunications services to Group’s associates and joint ventures for the telecommunications project planning, design and construction services and telecommunications services.

(ii)	The Group purchases technical support and other services from the Group’s associates and joint ventures.

(iii)	The Group provides property leasing and management service to China Tower and other associates and joint ventures.

(iv)
The amounts primarily represent the
right-of-use
assets and lease liabilities recognized and other services charges to China Tower for the use of telecommunications towers. For the year ended December 31, 2021, related costs for use of tower assets include the depreciation of right-of-use
assets amounting to RMB14,162 million (2020: RMB13,500 million; 2019: RMB12,887 million), charges for use of tower assets and the finance cost associated with the lease liabilities, etc. amounting to RMB27,324 million (2020: RMB27,938 million; 2019: RMB26,956 million).

(v)	The amounts represent the deposits placed with SPD Bank, the interest rate of which is negotiated based on the benchmark interest rate published by PBOC.

(vi)
The amounts represent the short-term loans granted to China Tower and debt instrument investments placed with SPD Bank. The related interest rates are mutually agreed among both parties with reference to the market interest rates.

(vii)
The amounts represent the WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank. The return rates of WMPs are determined with reference to market conditions and the fair values of CB are based on quoted market prices (level 1).

(viii)
The amounts primarily represent interest income from the deposits placed with SPD Bank, the short-term loans granted to China Tower and debt instrument investments placed with SPD Bank, and the income derived from WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank.

F-
89

39	RELATED PARTY TRANSACTIONS (CONTINUED)

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
Apart from transactions with CMCC Group (notes 28 and 39(a)) and associates and joint ventures (note 39(b)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	sharing certain telecommunications network infrastructures and spectrum

•	purchasing of goods, including use of public utilities

•	placing of bank deposits and purchasing of investment products
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

(e)	For key management personnel remuneration, please refer to note 11.

F-9
0

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT
Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a)	Credit risk and concentration risk
The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, WMPs (recorded in financial assets measured at FVPL), CB (recorded in financial assets measured at FVPL), accounts receivable, other receivables and other financial assets measured at amortized cost. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

(i)	Risk management
Substantially all the Group’s cash at banks, and bank deposits are deposited in financial institutions in the mainland of China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. The Group’s WMPs are issued by major domestic banks and other financial institutions investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings. CB are bonds with AAA credit rating bonds issued by SPD Bank. Other financial assets measured at amortized cost primarily include short-term loans and debt instrument investments with banks and financial institutions with high credit or short-term loans granted to China Tower, as such, the related credit risk is considered as immaterial.
The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from individual customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. Other receivables primarily comprise receivables due from deposits and guarantees. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. Meanwhile, concentrations of credit risk with respect to accounts receivables are limited due to the Group’s customer base being large and unrelated. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and acceptable.

F-9
1

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets
The Group has 2 types of assets that are subject to expected credit loss model:

•	Accounts receivable and contract assets

•	Other financial assets measured at amortized cost
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
The expected loss rates are based on the payment profiles of sales over a period before December 31, 2021 or December 31, 2020 respectively and the corresponding historical credit losses experienced within this period. The Group’s expected loss rates are mainly determined based on the corresponding historical credit losses. The Group also has considered the expected changes in macroeconomic factors, such as Consumer Price Index (“CPI”), Producer Price Index (“PPI”) and Gross Domestic Product (“GDP”), and adjusted the historical loss rates based on expected changes in these factors accordingly to reflect current and forward-looking information affecting the ability of the customers to settle the receivables.

F-9
2

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Accounts receivable and contract assets (Continued)

The expected credit loss as of December 31, 2021 and 2020 was determined as follows for each customers group of accounts receivables due from individual customers and corporate customers, respectively:

	Within	31 days to	91 days to	Over
	30 days	90 days	1 year	1 year
	Million	Million	Million	Million
As of December 31, 2021
Individual customers
Expected loss rate	2%	20%	80%	100%
Gross carrying amount	2,943	790	1,518	1,420
Loss allowance	(59)	(158)	(1,214)	(1,420)

	Within	181 days	1 year	2 years	Over 3
	180 days	to 1 year	to 2 years	to 3 years	years
	Million	Million	Million	Million	Million
As of December 31, 2021
Corporate customers
Expected loss rate	3%	25%	65%	85%	100%
Gross carrying amount	15,403	6,315	4,237	2,353	2,072
Loss allowance	(462)	(1,579)	(2,754)	(2,000)	(2,072)

	Within	31 days to	91 days to	Over
	30 days	90 days	1 year	1 year
	Million	Million	Million	Million
As of December 31, 2020
Individual customers
Expected loss rate	2%	20%	80%	100%
Gross carrying amount	3,112	846	1,772	1,531
Loss allowance	(62)	(169)	(1,418)	(1,531)

	Within	181 days	1 year	2 years	Over 3
	180 days	to 1 year	to 2 years	to 3 years	years
	Million	Million	Million	Million	Million
As of December 31, 2020
Corporate customers
Expected loss rate	3%	25%	65%	85%	100%
Gross carrying amount	15,405	6,048	3,361	1,433	1,438
Loss allowance	(462)	(1,512)	(2,185)	(1,218)	(1,438)

As

of December 31, 202
1
and 202
0
, the expected loss rates for contract assets are from
2
% to
5
%.
The expected credit loss of the receivables from other customers is insignificant.

F-9
3

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT (CONTINUED)

(a)	Credit risk and concentration risk (Continued)

(ii)	Impairment of financial assets (Continued)

Accounts receivable and contract assets (Continued)

Expected credit impairment losses on accounts receivable are presented within other operating expenses. Subsequent recoveries of amounts previously written off are credited against the same line item. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly.
Other financial assets measured at amortized cost
Other financial assets measured at amortized cost include cash and cash equivalents, bank deposits, restricted bank deposits, other receivables, short-term loans, debt instrument investments and amount due from ultimate holding company, etc. They are considered to be of low credit risk and the relevant expected credit loss is insignificant.

F-9
4

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT (CONTINUED)

(b)	Liquidity risk
Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group maintains sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, payments for short-term deposits of CMCC Group received by China Mobile Finance, dividend payments and capital expenditures, etc.
The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2021
Accounts payable	152,712	152,712	152,712	—	—	—
Bills payable	12,747	12,747	12,747	—	—	—
Accrued expenses and other payables	264,545	264,545	264,545	—	—	—
Amount due to ultimate holding company	23,478	23,478	23,478	—	—	—
Lease liabilities	56,981	61,776	26,519	19,875	8,552	6,830
Other non-current liabilities	373	425	—	78	75	272

	510,836	515,683	480,001	19,953	8,627	7,102

	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years
	Million	Million	Million	Million	Million	Million
As of December 31, 2020
Accounts payable	167,990	167,990	167,990	—	—	—
Bills payable	4,561	4,561	4,561	—	—	—
Accrued expenses and other payables	200,952	200,952	200,952	—	—	—
Amount due to ultimate holding company	26,714	26,714	26,714	—	—	—
Lease liabilities	66,633	72,291	23,780	22,927	17,513	8,071
Other non-current liabilities	460	479	—	67	70	342

	467,310	472,987	423,997	22,994	17,583	8,413

F-9
5

40	FINANCIAL RISK MANAGEMENT AND FAIR VALUES MEASUREMENT (CONTINUED)

(c)	Interest rate and fair value risk
The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As of December 31, 2021, the Group did not have any interest-bearing borrowings at variable rates, but had RMB19,165 million (as of December 31, 2020: RMB26,706 million) of short-term bank deposits placed by CMCC, which were at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.
As of December 31, 2021, total cash and bank deposits balances of the Group amounted to RMB342,201million (as of December 31, 2020: RMB334,777 million), interest-bearing other financial assets measured at amortized cost amounted to RMB34,426 million (as of December 31, 2020: RMB36,837 million), certificates of deposits amounted to RMB10,010 million (as of December 31, 2020: RMB15,000 million) and WMPs, monetary funds and other investment products amounted to RMB199,741 million (as of December 31, 2020: RMB117,289 million). The interest and other income generated by the assets mentioned above for 2021 was RMB 16,361 million (2020: RMB14,332 million) and the average interest rate was 3.00% (2020: 3.02%). Assuming the total cash and bank balances, interest-bearing receivables and WMPs are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB4,396 million (2020: RMB3,779 million).
The carrying amount of the financial instruments carried at amortized cost are not materially different from their respective fair values at the balance sheet dates due to the short-terms or repayable on demand nature.

(d)	Foreign currency risk
The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally Hong Kong dollars and US dollars that is different from the functional currency of the respective group entities. As the amount of the Group’s foreign currency cash and deposits with banks represented 1.8% (2020: 3.1%) of the total cash and deposits with banks, the Group considered the related foreign currency risk was immaterial.

6

41	CAPITAL COMMITMENTS
The Group’s capital expenditure contracted for as of December 31 but not provided for in the consolidated financial statements are as follows:

	2021	2020
	Million	Million
Land and buildings	4,049	8,607
Telecommunications equipment and others	29,510	37,967

	33,559	46,574

42	EVENTS AFTER THE REPORTING PERIOD
RMB Share Issue
On January
 5,
2022, the Company completed the RMB Share Issue and issued 845,700,000 RMB Shares (before the exercise of the over-allotment option). On
February 9,
2022, the Company further issued 57,067,867 RMB Shares pursuant to the exercise of the over-allotment option. The final number of RMB Shares issued under the RMB Share Issue was 902,767,867 shares, representing 4.22% of the total number of issued shares of the Company immediately after the exercise of the over-allotment option.
Buy back Hong Kong Shares
At the annual general meeting of the Company held on April

29,
2021, the shareholders of the Company granted to the Board of Directors the authority to buy back up to 2,047,548,289 shares listed on the HKEX (the “Hong Kong Shares”). From the balance sheet date to the date of approval of these financial statements, the Company has bought back accumulatively 15,424,000 Hong Kong Shares. Such buy-backs
were financed from the Company’s available cash flow or working capital facilities.
Proposed dividend
After the balance sheet date, the Board of Directors proposed a final dividend for the year ended December 31, 2021. Further details are disclosed in note 38(b)(i).

43	COMPARATIVE FIGURES
Certain comparative figures on the consolidated financial statements have been reclassified to conform to the presentation for the year.

F-
97

44	ACCOUNTING ESTIMATES AND JUDGEMENTS
Critical estimations and judgements are as follows:
Impairment losses of accounts receivable
The impairment loss allowance of accounts receivable is based on assumptions about risk of default and expected loss rates. The Group assesses these assumptions and selects the inputs to the impairment calculation, based on the Group’s historical credit losses, macroeconomic factors as well as expected changes in these factors at each balance sheet date.
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
Taxation
The Group is subject to income taxes mainly in the mainland of China and Hong Kong. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

F-
98

44	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Impairment of property, plant and equipment, goodwill,
right-of-use
assets, other intangible assets and investments accounted for using the equity method
The Group’s property, plant and equipment, goodwill,
right-of-use
assets, other intangible assets and investments accounted for using the equity method comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the value of these assets to change. Property, plant and equipment, right-of-use
assets, other intangible assets subject to amortization and investments accounted for using the equity method, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.
The recoverable amount of an asset is the greater of its fair value less costs of disposal and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculation of the estimated future cash flow requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of goodwill and investments accounted for using the equity method is disclosed in notes 18 and 20, respectively.

F-
99

45	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE OR MANDATORY FOR THE YEAR ENDED DECEMBER 31, 2021
Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective or mandatory for the year ended December 31, 2021 and which have not been adopted in these financial statements. Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for
accounting periods
beginning on or after
Amendments to IFRS 3, “Business combinations” – Reference to the conceptual framework	January 1, 2022
Amendments to IAS 16, “Property, plant and equipment” – Property, plant and equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” – Onerous contracts – cost of fulfilling a contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022
IFRS 17 and Amendments to IFRS 17, “Insurance contracts”	January 1, 2023
Amendments to IAS 1, “Presentation of financial statements” – Classification of liabilities as current or non-current	January 1, 2023
Amendments to IAS 1, “Presentation of financial statements” and IFRS Practice Statement 2, “Making materiality judgements” – Disclosure of accounting policies	January 1, 2023
Amendments to IAS 8, “Accounting policies, changes in accounting estimates and errors” – Definition of accounting estimates	January 1, 2023
Amendments to IAS 12, “Income taxes” – Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IFRS 10, “Consolidated Financial Statements” and IAS 28, “Investments in associates and joint ventures” – Sale or contribution of assets between an investor and its associate or joint venture
To be determined
Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

F-10
0

46	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

(a)	Condensed statements of comprehensive income

	2021	2020	2019
	Million	Million	Million
Dividend income	63,176	61,401	53,475
Operating expenses	(71)	(70)	(70)
Interest and other income	9	17	38
Other gains	(56)	—	77

Profit before taxation	63,058	61,348	53,520
Taxation	—	(4)	(9)

PROFIT FOR THE YEAR	63,058	61,344	53,511
Other comprehensive income for the year, net of tax	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	63,058	61,344	53,511

1

46	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed balance sheets

	As of	As of
	December 31, 2021	December 31, 2020
	Million	Million
Non-current assets	494,648	494,236
Current assets	55,939	2,183
Current liabilities	52,951	4,669
Non-current liabilities	—	—
NET ASSETS	497,636	491,750

TOTAL EQUITY	497,636	491,750

In the Company’s balance sheets, an investment in a subsidiary is stated at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)	Condensed statements of cash flows

	2021	2020	2019
	Million	Million	Million
Net cash used from operating activities	(98)	(96)	(156)

Net cash generated from investing activities	15,669	16,414	14,778

Net cash generated/(used) in financing activities	32,985	(16,288)	(14,532)

Net increase in cash and cash equivalents	48,556	30	90
Cash and cash equivalents at beginning of year	294	310	245
Effect of changes in foreign exchange rate	(55)	(46)	(25)

Cash and cash equivalents at end of year	48,795	294	310

F-10
2